Form 20-F/A
NET FORCE SYSTEMS INC
filed 2002-02-14
CIK 1084201

FORM 20-F/A (amendment #1)

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             NET-FORCE SYSTEMS INC.
                             ----------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)


                        Suite #10-Epicurean, Woods Centre
                                 ---------------
                                Friars Hill Road
                              ---------------------
                               St. John's, Antigua
                                  ------------
                                   West Indies
                              ---------------------
              (Address of principal executive offices and zip code)


                                 (268) 481-1970
                                 --------------
                           (Issuer's telephone number)

                    Securities to be registered under Section
                               12(b) of the Act:
                                      NONE
                                      ----
                     Securities to be registered pursuant to
                           Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                     Title of each class to be so registered


Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of The Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days: [ ] Yes [X] No


Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17 [X]     ITEM 18 [ ]

                             NET-FORCE SYTEMS, INC.



                                Table of Contents


FORWARD LOOKING STATEMENTS...................................................3

PART I.......................................................................3

   ITEM 1.  DESCRIPTION OF BUSINESS..........................................3
     I.       BUSINESS DEVELOPMENT...........................................3
        A.       NET-FORCE SYSTEMS INC.......................................3
        B.       NET-FORCE SYSTEMS INC. CORPORATE HISTORY....................3
     II.      BUSINESS OF THE ISSUER.........................................4
     III.     BUSINESS AND MARKETING STRATEGIES..............................6
     IV.      INDUSTRY OVERVIEW.............................................10
        A.       Global Gaming Industry.....................................10
        B.       Internet Entertainment Industry............................12
     V.       COMPETITION...................................................14
     VI.      RISKS.........................................................14
        A.       RISKS RELATED TO THE BUSINESS..............................14
        B.       RISKS RELATED TO THE INDUSTRY..............................17
        C.       RISKS RELATED TO SECURITIES MARKETS........................18
     VII.     REGULATORY BACKGROUND.........................................19
     VIII.    DISCLOSURE....................................................23
   ITEM 2.    DESCRIPTION OF PROPERTY.......................................23
   ITEM 3.    INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS......................23
   ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
              AND MANAGEMENT................................................24
   ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITY HOLDERS....................................25
   ITEM 7.    TAXATION......................................................25
   ITEM 8.    SELECTED FINANCIAL DATA.......................................27

SELECTED FINANCIAL DATA.....................................................27

EASTERN CARIBBEAN AND US DOLLAR EXCHANGE RATES..............................27

DIVIDENDS...................................................................27

   ITEM 9.    MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND PLAN OF OPERATION...............................28
     I.       PLAN OF OPERATIONS............................................28
        A.       Revenues and Financing.....................................28
        B.       Operations for the Next Twelve Months......................30
        C.       Balance Sheet Data.........................................30
        D.       Liquidity and Capital Resources............................30
        E.       Material Commitments for Capital Expenditures..............31
        F.       Material Commitments for Resources.........................31
        G.       Impact of Inflation........................................32
        H.       Year 2000 Risks and Compliance.............................32
   ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE
              ABOUT MARKET RISK.............................................32
     I.       QUANTITATIVE INFORMATION ABOUT MARKET RISK....................32
     II.      QUALITATIVE INFORMATION ABOUT MARKET RISK.....................32
   ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
              AND CONTROL PERSONS...........................................32
     I.       DIRECTORS AND EXECUTIVE OFFICERS..............................32
   ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS........................35
   ITEM 12.   OPTIONS OT PURCHASE SECURITIES FROM REGISTRANT
              OR SUBSIDIARIES...............................................35
   ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................35

PART II.....................................................................36

   ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED....................36


Registration Statement                                                 Page i

                             NET-FORCE SYTEMS, INC.


PART IV.....................................................................36

   ITEM 17.   FINANCIAL STATEMENTS..........................................36
   ITEM 18.   FINANCIAL STATEMENTS..........................................36
     NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT
     OCTOBER 31, 2001.......................................................37
     NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS,
     APRIL 30, 2001.........................................................50

PART III.  INDEX TO EXHIBITS................................................70

SIGNATURES..................................................................70

        EXHIBIT 3.1  Articles of Incorporation of Net-Force
                     Systems Inc............................................71
        EXHIBIT 3.2  Bylaws of Net-Force Systems Inc........................74
        EXHIBIT 3.3  Articles of Incorporation - Net-Force
                     Entertainment Inc......................................81
        EXHIBIT 3.4  Bylaws of Net-Force Entertainment Inc..................84
        EXHIBIT 10.1 Starnet Systems Inc. (formerly Softec
                     Systems Caribbean Inc), Amendment to
                     Software License Agreement.............................91
        EXHIBIT 10.2 Government of Antigua and Barbuda
                     Gaming License........................................108





































Registration Statement                                                 Page ii

                             NET-FORCE SYTEMS, INC.


FORWARD LOOKING STATEMENTS

Net-Force Systems Inc. (the "Company" or "Net-Force") cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.


PART I

ITEM 1. DESCRIPTION OF BUSINESS

I.   BUSINESS DEVELOPMENT
     --------------------


A.   NET-FORCE SYSTEMS INC.
     ----------------------
Net-Force Systems Inc. was incorporated in March 1999 under the laws of Antigua and Barbuda as Net-Force Systems Inc. Our corporate website can be viewed on the World Wide Web at www.netforcesystems.com. We currently sub-license online
                  -----------------------
gaming software and provide marketing and support services for Internet gaming website operators, through our wholly owned subsidiary, Netforce Entertainment Inc. Netforce Entertainment licenses Internet gaming software that offers a variety of casino-style gaming options as well as an on-line sports wagering service, utilizing the rapidly expanding medium known as the Internet. Netforce Entertainment Inc. acts as the operating company for all business activities relating to the online gaming operations.

Netforce Entertainment Inc. has entered into a non-exclusive master agreement to license proprietary Internet casino software and systems from World Gaming Plc., a publicly traded corporation domiciled in the United Kingdom and formerly know as Starnet Systems, Inc. Netforce Entertainment Inc. has an agreement in place with EFS Caribbean Inc., a secure online financial transaction processor, to collect and process revenues generated from our Internet gaming websites. We oversee a number of Internet gaming websites under marketing agreements and we have implemented a substantial marketing program with initial advice from World Gaming. Headquartered in Antigua, EFS Caribbean, Inc. is a wholly owned offshore subsidiary of World Gaming Plc. We intend to engage in additional software agreements with other online gaming software providers with the objective of offering a wide variety of online gaming and wagering products and services thus reducing our reliance on any single technology provider and/or software platform.

The Company, including our subsidiaries, employs 6 full time persons on a contract as-needed basis. The individuals are either involved in developing and implementing a marketing strategy for us or are providing website maintenance and development and customer support.


B.   NET-FORCE SYSTEMS INC. CORPORATE HISTORY
     ----------------------------------------
In March 1999, we filed our Articles of Incorporation with the Director of International Business Corporations, Government of Antigua and Barbuda as Net-Force Systems Inc., in which, among other things, the Board of Directors was elected as follows: Terry G. Bowering and Douglas N. Bolen. The authorized capital of the Company consists of 100,000,000 Common Shares and 50,000,000 Preferred Shares. On March 15, 1999, the Directors, by way of Organizational Consent of the Directors of the Company, accepted the stock subscriptions and payment for the number of shares issued to the individuals referred to above at a price of $0.001 per share. In addition, the Directors appointed Terry G. Bowering to the office of President, CEO and Chairman of the Board, and Douglas
N. Bolen to the office of Secretary. On December 20, 1999, Mr. Dwight Lewis was appointed to the Board of Directors.



Registration Statement                                                 Page 3

                             NET-FORCE SYTEMS, INC.




On March 15, 1999, we accepted subscription agreements from six entities to acquire securities of the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized the Company to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 3,000,000 Common Shares at a price of $0.01 per Common Share. Pacific Stock Transfer Company was appointed as the Transfer Agent of the Common Shares of the Company.

On July 15, 1999, we signed a software licensing agreement with Softec Systems Caribbean Inc., now known as World Gaming Plc., to launch and market a turnkey Internet Gaming website. On July 15, 1999, we issued a promissory note to Mountain High Management Inc. to borrow $495,000 at an interest rate of 15%. August 5, 1999 marked the date of incorporation of Netforce Entertainment Inc., wholly owned subsidiary of Net-Force Systems Inc., under the laws of Antigua and Barbuda. Netforce Entertainment Inc. acts as the operating subsidiary for the Internet Gaming web site operations.

The Internet Gaming website www.aogaming.com was initially launched on April 7,
                            ----------------
2000.

On June 1, 2000, the Board of Directors resolved to authorize the redemption of the common stock, which was issued pursuant to Rule 504 on or about March 15, 1999 and the same was effected shortly thereafter. On the same date, pursuant to Regulation S, the Board authorized the issuance of 2,500,000 Units comprised of one (1) $0.001 par value common stock and one (1) warrant that allows the holder to purchase one (1) share of the Company's $0.001 par value common stock at an exercise price of $2.00 per share, to be exercised no later than December 31, 2002 after which the warrants would become null and void. Each Unit was offered at the price of $0.10. This offering was sold out on or about June 30, 2000.

On October 26, 2000, Douglas Bolen resigned as Director and secretary of the Company. On August 15, 2001, Mr. Trevor Bowering was appointed to the Board of Directors. On September 10, 2001, Mr. Derek Ferguson was appointed to the Board of Directors.

On September 15, 2001, all long-term debt and promissory notes including related party shareholder loan from Geneva Overseas Holdings Ltd. were converted to equity for a total of 8,705,993 shares issued at $0.10 per share. (See Financial Statements, Note 5 - Material Events.)


On November 15, 2001, pursuant to a Rule 506 Offering, the Board authorized the Company to proceed with the sale of its shares pursuant to subscriptions received at a price of $0.10 per Common share. The Company accepted subscription agreements from U.S. residents from states including California, Arizona, and Florida. On January 29, 2002, the offering was closed and the Board resolved to authorize the issuance of 160,000 Common shares at $0.10 per share.



II.  BUSINESS OF THE ISSUER
     ----------------------
Netforce Entertainment Inc. was incorporated on August 5, 1999 pursuant to the International Business Corporations Act of Antigua and Barbuda and is based in Antigua. Netforce Entertainment is a wholly owned subsidiary of the Company and acts as the operating entity for our online gaming operations.

Netforce Entertainment Inc. currently maintains an international gaming website called Antigua Online Gaming located on the World Wide Web at www.aogaming.com.
                                                              ----------------
Netforce Entertainment Inc. has entered into agreements with software vendors, including, World Gaming, Plc. for the rights to use its proprietary Internet gaming software, and with Electronic Financial Services Caribbean, Inc. for the use of its electronic financial conversion system in relation to the processing of credit cards. Electronic Financial Service Caribbean, Inc. is a wholly owned subsidiary of World Gaming, Plc.

World Gaming, Plc., a United Kingdom, publicly-traded corporation with operating subsidiaries in Antigua is in the business of licensing complete, customized Internet gaming systems to third-party offshore gaming license holders. World Gaming currently supports in excess of 20 such licensees operating worldwide and has endorsed Net-Force Entertainment as a master licensee. World Gaming provides customized software, website development and management on its network, custom database systems to manage player accounts, and technical support. Netforce


Registration Statement                                                 Page 4

                             NET-FORCE SYTEMS, INC.


Entertainment Inc., has entered into a software licensing agreement with World Gaming (See Exhibit 6.1) whereby World Gaming licenses certain Internet casino software to Netforce Entertainment Inc. and has developed the graphical front end of the gaming site in exchange for a one-time payment and an on-going percentage of the gross revenues from our website. (See Exhibit 6.1).

World Gaming hosts our offshore subsidiary's websites. World Gaming also provides and maintains all hardware necessary for the operation of the websites and provides a complete transaction processing system that allows players to deposit funds for use of the games. The hardware is maintained in World Gaming's offices and co-location facilities located in Antigua.

To ensure the security of funds transfers over the Internet, Netforce Entertainment, Inc. utilizes the services of Electronic Financial Services Caribbean, Inc. Electronic Financial Services Caribbean, Inc., also an Antigua corporation and wholly owned subsidiary of World Gaming, is in the business of securely converting electronic funds between financial institutions and other companies. Through alignments with major banks, Electronic Financial Service Caribbean processes conversions of worldwide currencies into "e-cash." Electronic Financial Service Caribbean utilizes World Gaming's proprietary STAR-MX encoding and processing technology to process tens of thousands of Internet credit card transactions per month.

The World Gaming software license agreement allows us to pursue our objective of establishing ourselves as one of the leading providers of Internet gaming and sports wagering services. Through our subsidiary, Netforce Entertainment, Inc. we currently offer via the Internet up to 25 casino-style gaming opportunities, including baccarat, Japanese Pachinko, Chinese Pai Gow Poker, Blackjack and Video Poker as well as a variety of live betting lines on all of the world's major sporting events. The initial term of the master license is one year, renewable indefinitely unless we give the licensor written notice of termination of the license at least 45 days prior to the end of any one-year period.

On August 5, 1999, Netforce Entertainment Inc. was approved for and received an official gaming license from the Antigua and Barbuda Free Trade and Processing Zone enabling us to legally conduct Virtual Casino and Sports Wagering operations. Antigua is a jurisdiction that has clearly defined Internet Gaming legislation in place that licenses and regulates Internet Gaming Operators. Antigua charges license holders an annual license fee to maintain the gaming license in good standing.


The International Press recognizes Antigua and Barbuda as the leader in the regulation of the Internet Gaming industry. At a time when the issue of regulation is being focused upon by the US media, a reputation of this kind is of great importance to the Company and most especially to the Internet gambler.

Antigua and Barbuda is an independent country that has deemed Internet Gaming to be a legitimate and legal business activity protected and supported under enacted legislation on that Caribbean island nation. Of vital importance, Cable and Wireless (West Indies) Telecommunications Company has established Antigua as a primary hub to facilitate the Internet Gaming industry for its regional network of submarine fiber-optic cables laid across the Atlantic and Caribbean enabling Antigua to offer diversified high quality Internet connections into North America.


Net-Force Entertainment Inc. is fully licensed and regulated by the Antigua and Barbuda Free Trade & Processing Zone under clearly defined legislation in that sovereign nation. Netforce Entertainment Inc. has the added distinction of having acquired the "preferential seal of approval" status from the Antigua and Barbuda Free Trade and Processing Zone. We display this seal on the Gaming websites with an associated link to the Antigua and Barbuda Free Trade & Processing Zone website so that consumers (players) will be able to contact the Antigua regulatory authorities with any concerns, complaints and/or inquiries. This distinction further signifies that we have consented to and successfully undergone intense scrutiny under the legislated due diligence requirements in Antigua. This mechanism provides the consumer (player) recourse to register any complaints with the Antigua regulatory body and instills credibility and confidence in the operator and the industry as a whole in that particular jurisdiction. Netforce Entertainment's primary casino and sportsbook gaming website is appropriately named Antigua Online Gaming, capitalizing on the recognized brand identity that Antigua has established as a result of becoming the hub of the Internet Gaming Industry. The websites' URLs can be found on the World Wide Web at www.aogaming.com, www.aocasino.com, and www.aosportsbook.com.
                  ----------------  ----------------      --------------------



Registration Statement                                                 Page 5

                             NET-FORCE SYTEMS, INC.



Our policy for the gaming websites we oversee is to accept subscriptions only from persons over the age of 18 years and believed to reside in jurisdictions that are not explicitly known to expressly prohibit Internet gaming.

To date, our activities have included the market analysis, website development, acquisition of a gaming license, obtaining the software license from World Gaming and developing the general infrastructure necessary to fulfill our business objectives. The development of our primary gaming website, www.aogaming.com, was initially completed and launched on April 7, 2000.
----------------

Through the software license acquired from World Gaming, we offer up to 25 virtual casino games and live sportsbook wagering on most of the world's major sporting events. We also intend to offer twenty-four hour live simulcast and/or pari-mutuel betting on horse and dog racing tracks in North America and abroad by the end of 2002. Included with the software license is the procurement of an initial Internet gaming license, concept development and design of the Web based casino(s), all odds-making rules and regulations, complete graphical user interface with sophisticated visual and sound effects to create a total gaming experience, real time wagering, complete secure electronic funds transfer, retention and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities, administration and complete 24 hour per day, 7 days per week customer support services, ongoing customization of the websites, the monitoring of all funds flow, the hosting of server software, customization and server integration, the provision of credit card processing and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting.



III. BUSINESS AND MARKETING STRATEGIES
     ----------------------------------


One of the most lucrative and fastest growing commercial sectors on the Internet is on-line wagering. We intend to capitalize on the evolving opportunities on the Internet by developing and marketing Internet casinos and sports wagering websites to small and medium sized third-party operators at a reduced initial investment. To capitalize on this lucrative opportunity, Netforce Entertainment Inc., a wholly owned subsidiary of Netforce Systems Inc., and based in Antigua West Indies, was established. Netforce Entertainment Inc.'s corporate mission is to deliver efficient and entertaining online gaming services to a global market of end user customers. Netforce Entertainment Inc. will provide online gaming software licensing through third-party marketing agreements. Netforce Entertainment Inc. will also provide marketing, support, and web-site design capabilities for online gaming operators. Netforce Entertainment Inc. will utilize the Internet to deliver these products in a cost-effective, efficient and profitable manner. Netforce Entertainment Inc. aims to accomplish its objectives by applying the following Business strategy:

     1. Netforce Entertainment Inc. will only enter into primary master software license agreements with the world's premiere online gaming software systems providers.

     2. To enhance the Company's reach on the Internet and to accelerate market penetration on the Internet, Netforce Entertainment Inc. will enter into agreements to market the gaming software technology to third party operators. Netforce Entertainment Inc. intends to establish a sales department solely responsible for marketing its turnkey Internet Casino and gaming systems packages to potential third-party sub-licensee operators. NE will target small to medium-sized operators and entrepreneurs and high-traffic web-site operators (`webmasters') that have experience in Internet commerce, hence increasing their odds of successfully adding to the company's customer base and income stream. This complete system will include a custom-designed themed graphic user interface and gaming Web-site, access to a legitimate Gaming License, transaction processing and accounting system, customer service support, marketing consultation, and offshore administrative services. In exchange for this package, Netforce Entertainment Inc. intends to receive an up-front fee and a percentage of ongoing revenues.

     3. Accelerated growth through acquisition. The offshore online gaming industry is currently fragmented and made up of a number of predominantly smaller private companies offering a variety of gaming services to a growing global customer base. Expected future industry consolidation provides an opportunity for Netforce to execute a strategy of actively seeking acquisitions of these small to medium-size established Internet gaming websites and operations, and therefore continually adding to the company's database of active


Registration Statement                                                 Page 6

                             NET-FORCE SYTEMS, INC.


          customers at an accelerated pace. Netforce Entertainment Inc. will seek to acquire operations that present an opportunity for value creation through enhanced marketing and operational initiatives and synergies. This will further enhance the value of the Company's portfolio of Internet properties.

     4. Offer superior 24/7 customer support services to all of the playing customers that fall under the umbrella of Netforce Entertainment Inc.'s web site operations. This is essential to maintain and grow the customer database and to differentiate the Company's product offering in the market place. Customer service support for the websites is provided by World Gaming through Electronic Financial Services Caribbean Inc. as a condition of the software agreement. Customer support representatives deliver 24-hour customer and technical support to deal with casino games problems, deposit and payment inquiries, system downtime problems, and general questions. Netforce Entertainment Inc. provides secondary customer support via e-mail dealing with marketing, special promotions, and customer retention programs. Customers cannot place wagers over the telephone with either of the above customer service options.

Our business strategy is designed to promote the Net-Force brands and strive for the industry leadership position by focusing on gaming, providing an innovative and easy to use concept, acquiring players on an efficient basis, maximizing player retention and expanding and leveraging our player base through multiple marketing channels and third-party operators. We believe that this strategy enables us to reduce reliance on any one source of players, maximize brand awareness and lower average player acquisition costs. By combining expertise in marketing, sophisticated computer software systems and a focus on excellent customer service, we believe that we will be able to deliver an entertaining online gaming experience for players. With our mandate of providing a gaming experience with unmatched options and technology allowing for three-dimensional displays and a wide gaming selection, Management believes players will be provided with a product unparalleled in the marketplace. Management believes that the Internet is a well-suited medium for the provision of entertainment products and services, especially those related to user-friendly, innovative casino-style games and sports wagering services.



The Company's Services and Products
-----------------------------------


We have established websites, located on the Internet at www.aogaming.com,
                                                         ----------------
www.aocasino.com and www.aosportsbook.com, that offer a comprehensive
----------------     --------------------
interactive gaming service including a virtual casino and live online sportsbook wagering service. A pari-mutuel wagering service for horse and dog racing is in the planning stages and is anticipated to be added to the product line in late 2002. The websites are accessible to the general public, however only established customers or players are permitted to play the gaming opportunities offered for money.

Our websites are accessible by a minimum hardware configuration consisting of a 486 personal computer with Windows 95 or greater, with 16 Mega Bites RAM, 20 Mega Bites free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games are provided in a Windows-based, menu driven format with "point and click" interactivity. Players who wish to conduct gaming operations at the websites are able to subscribe over the Internet by completing an application appearing on the websites. Part of the application process requires that the subscriber open an account and make a minimum deposit with the company of $20.

Our websites are designed to invite the players to sign up and apply for a casino and sports book wagering membership. After a player's membership application is received and reviewed by us, it is either accepted or rejected based on criterion including, but not limited to, age and geographic location of the player. Upon accessing our Websites, every new customer must review and accept our online terms and conditions agreement which state that only players over the age of 18 will be accepted and proof of age and identification will be required. Our policy is to accept subscriptions only from players over the age of 18 years and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. The online financial transaction processor for our Websites, EFS Caribbean Inc., administers a policy of reserving the right to require personal identification of each customer who deposits funds using a credit card. This typically includes a faxed photocopy of front and back of the credit card used for the account, a photocopy of both a driver's license and/or a utility bill, as proof of both identity and address. Upon acceptance, the approved player is allowed to download the gaming software over the Internet for installation on their personal computer. We then provides the player with a


Registration Statement                                                 Page 7

                             NET-FORCE SYTEMS, INC.


username and password through which the player is able to access the computer servers on which the software is hosted, over the Internet through their Internet service provider.

World Gaming's Internet gaming software currently allows for acceptance of account applications from all countries except Canada. It is our policy that in the event that we become aware that any country or jurisdiction by law expressly prohibits gaming activities over the Internet, we will block our services from being offered to such countries and/or jurisdictions.

Our website allows the player to review all the terms, rules and conditions applicable to gaming and other uses at the websites. All gaming winnings and losses are debited and credited to the player's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the websites and which are at least favorable or more favorable than those used by the major casinos in Las Vegas, Nevada.

We completed the process of designing the interfaces between the players and the World Gaming software for Antigua Online Casino and Sportsbook by March 2000. We have beta tested the website for ease of use, clarity and accuracy prior to officially launching the same on April 7, 2000. The gaming opportunities offered at the website have been designed, in conjunction with World Gaming, to evoke sights and sounds similar to a Las Vegas style casino. Computer graphics present the "lobby" of the casino, and consist of several menu items that the player can choose to enter. We include in these menu choices the various gaming rooms, including black jack, baccarat, slot machines, roulette and video poker. In addition, the player has the option to use the sports betting option to place bets on sports events taking place around the world. The players use the Windows format of commands to carry out the gaming activities. The websites also include special effects such as three-dimensional displays, sounds of cards shuffling, coins falling from virtual machines and other generally familiar background casino sounds. In addition to English, we also intend to offer players the ability to engage in the proposed gaming activities in such languages as Spanish, German, Japanese and Chinese or in whatever languages and/or ethnic identities as Management deems practical in order to facilitate worldwide expansion of its player base.

We intend to conduct continuing development of its websites (and such additional websites as we deem appropriate with varying themes and languages) and the products offered thereat in accordance with our players' demonstrated preferences, demographics, and the evolution of new technologies. Our goal is to utilize the World Gaming software and such other software, which may be identified by us as useful in order to provide the players with gaming services, which is competitive, innovative and easy to use in the Internet gaming industry.



Marketing
---------


We have implemented a comprehensive marketing program in conjunction with our software provider. We have customized various facets of the marketing program for specific cultures including prospective Asian, European, South African, South American and Indian players. World Gaming combines Internet broadcasting capabilities with a fully equipped multimedia production studio to create an advanced Internet production facility.

We believe that international markets will represent a significant portion of our revenues in the near future since many of the products and services intended to be offered are not currently available in these markets. Our websites are intended to contain translations of account registration forms and playing instructions and the proposed customer service representatives are intended to be fluent in all languages offered at the websites.

We have established our offices in St. John's, Antigua, British West Indies at Suite #10, Woods Centre Friars Hill Road, PO Box W-645, St. John's, Antigua, British West Indies. From these offices, the Company conducts all head office administrative activities. Also, from these offices, Netforce Entertainment Inc. conducts all marketing and customer support activities for the Internet Gaming sites that we oversee. The marketing program incorporates the following strategies to target its players:

Strategic Alliances with Major Content and Service Providers. We intend to seek
------------------------------------------------------------
to enter into strategic alliances with major Internet content and service providers in order to enhance our new customer acquisition efforts, increase purchases by current customers and expand brand recognition. We are striving to enter into alliances with Internet search engines services that provide for us to be the premier online gaming provider on certain of their sites with the


Registration Statement                                                 Page 8

                             NET-FORCE SYTEMS, INC.


exclusive right to place gaming banner advertisements and integrated links to the Net-Force sites on certain gaming-related Web pages. To date, no such alliances have been identified or entered into by us.

On-Line and Traditional Advertising. We promote our brands through an aggressive
-----------------------------------
marketing campaign using a combination of on-line and traditional advertising. We advertise on the websites of major Internet content and service providers, and targeted gaming-related websites. Our traditional advertising efforts include print advertising in major magazines and gaming related publications, and may also include radio advertising and television advertising.

Direct Marketing. We use direct marketing techniques to target new and existing
----------------
players with communications and promotions. We send a personalized e-mail newsletter to registered players that includes, recommendations based on demonstrated player preferences and prior usage.

Banner Advertisements. Banner advertisements are rectangular graphical/text
---------------------
images that can be positioned in various strategic places on Web pages and search engines on the Internet. When a potential player clicks on the banner advertisement, the player's Web Browser points the player to the advertiser's home page. We pay for such banner advertisements on a variety of Web pages and search engines, and participate in a banner exchange program. Examples of sites where the company has placed banners for the casino sites it oversees including www.football.com, www.basketball.com, www.tsn.com, www.rotonews.com,
----------------  ------------------  -----------  ----------------
www.rgtonline.com, casino and sports categories on www.about.com,
-----------------                                  -------------
www.gambling.net, as well as other gaming portal sites such as Wager Talk,
----------------
Wagerline, and Talk Sports. We also intend to enter into agreements with Webmasters in which Webmasters agree to place our banner advertisements on their Web pages in exchange for a commission for each unique player who clicks through banners to our home page or for a percentage of the profits generated by the Webmaster.

Submissions to Search Engines. Potential players often learn about websites on
-----------------------------
the Internet from listings on search engines. We have submitted its URL's and a brief description of its Internet casino gaming and sports wagering websites to various search engines so that our information is available to potential players who use search engines to locate Internet gaming sites. Examples of the search engines that the company's URLs have been submitted to include: www.yahoo.com,
                                                                -------------
www.altavista.com , www.lycos.com, www.dmoz.com, www.directhit.com,
-----------------   -------------  ------------  -----------------
www.euroseek.com , www.google.com , www.excite.com, www.looksmart.com,
----------------   --------------   --------------  -----------------
www.hotbot.com . The websites have also been submitted to the following Internet
--------------
casino directories including but not limited to www.gamblingregistry.com,
                                                ------------------------
www.casinolocator.com, www.casinoseek.com, www.gambling.com, and
---------------------  ------------------  ----------------
www.top100casinos.com. These Directories are centralized search tools for
---------------------
locating Web sites in a particular industry.

Player Incentive Programs. In order to attract new players, we have instituted
-------------------------
an initial balance credit promotion. This program is designed to attract new players by offering a credit to new player accounts in amounts based on a percentage of the amount of the initial deposit by the player. To attract repeat players to the website, we institute periodic prizes, cash draws, special jack pots, competitions and/or a frequent player program where the player would be rewarded based on the frequency and dollar amount of play.

Development of Related Websites. We may design related websites such as a site
-------------------------------
containing tips on how to play certain casino games or a site providing interesting gaming news. We intend to design, develop, and promote a sports information portal site which will feature up-to-date sports information content including scores, statistics, news, headlines, and odds on all of the world's major sporting events. This site will be linked to the online sportsbook to generate traffic with the intention of enhancing revenues. Banner advertisements would then be placed on all pages of each related website to attract players to our Internet gaming and sports wagering websites.

Celebrity Endorsements. We intend to seek out a number of celebrities ranging
----------------------
from film and television to sports professionals to endorse a website developed by us. The result of such celebrity endorsement would be to entice new players to establish accounts based on the endorsement of the chosen celebrity. To date, no such celebrity endorsements have been confirmed by us.

Distribution of a CD-ROM. We have, in conjunction with World Gaming, produced a
------------------------
CD-ROM on which our casino games are contained. When an individual obtains the CD-ROM, they are able to play all our casino games without the necessity of wagering real money. This promotional idea is intended to give us the ability to


Registration Statement                                                 Page 9

                             NET-FORCE SYTEMS, INC.


distribute, to a large number and variety of potential players, quality examples of the services and products offered at its websites. Once a potential player plays the games offered for fun, we hope that the potential player may make an application on our websites and eventually play the same games for money. We intend to distribute such CD-ROM's by direct mail-outs, insertions in magazines, distributions through Internet Service Providers to their subscribers and distributions at tradeshows.



IV.  INDUSTRY OVERVIEW
     -----------------

A.   Global Gaming Industry
     ----------------------


United States of America
------------------------

In the U.S., Americans legally wager over $500 billion per year. This level of legalized gambling is the result of rapid expansion in the industry over the past decade. Since 1988, the number of states allowing casino gambling has increased from two, Nevada and New Jersey, to 24, (including those with Native American Casinos) with all but three states having some form of legalized gambling. U.S. casino revenues were projected to be about $24 billion in 1998, reflecting an expected 6% growth from 1997, lower than the double-digit increases earlier in the decade. Gambling in the U.S. has many forms, including casinos, horse and dog racing, government run lotteries, riverboat casinos and Jai Alai, all of which are highly regulated. At the present time, there is no existing regulation of Internet gambling in the U.S. In July 1998, the U.S. Congress defeated a proposed bill (the "Kyl" bill) that would prohibit gambling over the Internet, but exempted certain forms, such as horse and dog racing, and lotteries. In May 1999, the Kyl bill was re-introduced, in a less stringent form (See VII "Government Regulation").

Geographic growth prospects have remained relatively flat over the past two years. With more people employed and improved economic conditions in various parts of the United States, states and localities have fewer incentives to encourage gaming development as a prospective source of taxes, tourism and jobs. Additionally, economic downturns in Asia, and to a lesser extent, South America, have led to significant decreases in "high roller" traffic to North American gaming locations, such as Las Vegas and Atlantic City. In response to the downturn in travelers from this section of its revenue base, the traditional gaming companies in Las Vegas have continued their rapid growth campaign to transform the city from a gaming community into a world wide family resort destination. In recent months Las Vegas in particular has made strides in trying to upgrade the entertainment it offers. Major U.S. casino destinations are competing more for resort and vacation population than the average gambling client.


Pari-mutuel, Lottery and Video Gaming
-------------------------------------

Pari-mutuel wagering is currently authorized in 43 states in the United States, all provinces in Canada, and approximately 100 other countries around the world. The 117 racetracks in 35 states in North America have revenues of $4 billion dollars from their racing alone.

Video and slot machine gaming constituted one of the fastest-growing sectors in the gaming industry in the 1990s. The installed video slot machine equipment inventory base has expanded from approximately 153,000 devices in 1990 to over 500,000 terminals today. Broadly, the market can be divided between the government systems market (video lottery gaming or VLT) and the casino market (includes traditional land-based facilities, riverboats and Native American Class III properties). The video gaming market is different from the devices used in the traditional casino market. Most video lottery terminals are located in bars, restaurants and convenience stores where gaming is not the principal attraction. The stakes on the devices typically range from $0.25 - $2.50 per play, and payoffs are usually capped between $150 - $1,000 per day. In addition, some venues distribute the payout from these devices in a ticket form, which is redeemable for cash from the operator. There are currently slots or video gaming devices operating in racetracks, bars and restaurants in the following states:
Delaware, Louisiana, Iowa, Rhode Island, West Virginia, New Mexico, Montana, Oregon and South Carolina and are widely dispersed in Canada.

Although there are no large public gaming operators with significant exposure in track or ambient VLT operations except for Caesars (now owned by Park Place Entertainment) - equipment manufacturers, such as IGT, Alliance Gaming, and Powerhouse Technologies, continues to hold a stake in this potentially growing


Registration Statement                                                 Page 10

                             NET-FORCE SYTEMS, INC.


market niche. In addition, competition posed by track and ambient VLT operations could affect casino operations in several key markets, including, Atlantic City.

In its most recent report on the worldwide lottery industry, International Gaming and Wagering Business reported that total global lottery sales were up significantly (4.5%) in 1998, compared to 1997. For most lotteries, the increase stemmed from a combination of increased sales and the rebounding of local currencies versus the U.S. dollar. In general, most states' lotteries experienced record setting years, in most cases erasing 1997's declines. (International Gaming & Wagering Business, Vol. 20, Num. 5, May 1999). The only region reporting continued declines from 1997 was Asia, which is attributable to the continued weakness in Asian currencies. However, some smaller Asian markets, such as China's Social Welfare Lottery saw sales virtually double, in most cases due to the increase in instant ticket sales. Instant tickets and spiel games (those which Net-Force intends to deliver to its players) once again experienced an increase in market share. Lotto and spiel games exceeded 40% of all lottery sales in 1998. International sales of state lotteries in jurisdictions such as Liechtenstein and South Africa begin promotions revolving around the millennium. While little focus has been made on the Internet market, the AILE/Intertoto recently addressed the issue at a conference held in Washington, D.C. (See www.aile.com). The conference members agreed that a wait and see strategy was the best approach at the present time, with the AILE/Intertoto maintaining a watchful eye to ensure that the Internet industry develop an international legal framework that mirrors that of the current successful system of national laws.


International Gaming Markets
----------------------------

Gaming outside of the U.S. and Canada is a mixture of active markets, large and small resort destinations, and strictly regulated, often state-run, operations. Asia and South Africa provide the most dynamic markets and opportunities for growth, with Latin America and the Caribbean also active in the gaming industry. Western Europe consists mostly of mature, state-controlled markets. The following is an overview of selected foreign markets:


Europe
------

There were a total of 531 European Casinos generating gross Revenues of $5,336,971,600 US as of February 1999 (International Gaming and Wagering Business, 1999 European Casino Report, February 1999).

The European Commission last reviewed the issue of gambling in 1991 and found no need for EU-wide regulation. This position has remained in accordance with the many of the EU's member states' positions that gaming, including Internet gambling, should remain an issue for the sovereign state (Cabot, Anthony, THE INTERNET GAMBLING REPORT III, "European Overview," by Steven Philippsohn, (Trace Publications, Las Vegas), 1999, P.211-216). Among the member nations of the EU, views on Internet gambling vary widely. Some states are slowly accepting the idea of interactive gaming. For example, the Dutch government recently allowed telephone betting, while certain European states, notably Finland and Sweden, are allowing providers to offer Internet gambling, but only to their own respective residents. Conversely, the German position on Internet gaming reflects the view taken on traditional forms of gambling. That is, games of chance are morally corrupting and should only be allowed in connection with charitable purposes.

Countries such as France, Italy, Spain, England and Portugal are merely monitoring Internet gambling development to see if it becomes a problem. This is consistent with these nations' actions toward e-commerce in general, of which, they have no immediate plans to introduce new legislation.

Prospects for growth in Europe are brightest in Scandinavia, Spain and Eastern Europe. Sweden is setting up its regulatory system for its new casino market, and state-sanctioned monopolies are being challenged in Norway and Finland in the casino and machine markets. In Spain, a more relaxed regulatory climate is emerging, and new casino operations are coming on line. Three Spanish firms dominate this market: Cirsa/Unidesa, Recreativos Franco and Sega.

Eastern Europe continues to grow and refine is regulatory structures. Uncertainty and prohibitions against foreign investment, however, hamper participation by international operators. Casino Austria is a major player, although its activity there is shrinking.


Registration Statement                                                 Page 11

                             NET-FORCE SYTEMS, INC.


The path, which European regulation of Internet gambling is taking is more akin to that which the Australian states are taking. The cultural differences between European countries, however, are more marked than between the Australian states. The consequent diversity in attitudes to gambling may slow down the process (Steven Philippsohn, Internet Gambling, European Overview," 1998, p.215).


Asia
----

Large capital projects and debt levels in Australia left many casinos highly exposed to the Asian economic crisis. Stung by a US$150 million drop in revenues from international players, stock prices for Australia's leading casinos are now a fraction of previous levels. The domestic market remains solid, however, and long-term prospects are optimistic. The next year should bring the beginning of a recovery and a more realistic assessment of the international market.

Despite the economic crisis, the casino industry in the Philippines is experiencing the strongest expansion in the region, with three new operations having opened in recent years and another scheduled to open in 1999. The Manila market is being reorganized and partially privatized, providing the opportunity for change and market growth. Three publicly traded companies are active in the Philippines casino market: Starwood Hotels & Resorts, Malaysian-based Metroplex and Manila-based Belle Bay Corporation. Taiwan offers the most interesting potential for change. The government took another step toward legislation in 1998 by commissioning a report recommending a tightly regulated industry of casinos in recreational areas. Foreign investment would be permitted up to 40%.


Africa and the Middle East
--------------------------

The most significant activity is occurring at opposite ends of the region. South Africa is progressing with the transformation of its casino industry and the opening of a route market for gaming devices. The current estimated size of this market is US$1.5 billion, with the majority of revenues coming from casino gaming operations (US$935 million). The Middle East market is growing in response to the closing of gaming operations in Turkey and limited choices in Northern Europe. With gaming illegal in Israel, further growth in border areas is expected. New operations are expected to grow quickly in Palestine-controlled Jericho to support public demand. In Egypt, across the border from Eilat, major project development is underway in the Taba Heights. Additional operations have also opened recently in North Africa, with more than the planning stages.


Latin America
-------------

Gaming in Latin America remains decentralized and difficult for operators. However, for patient companies with deep pockets, the market potential in the region is large, especially in countries such as Argentina and Peru. The level of optimism has been raised in Brazil and Mexico for gaming legislation in the near future. Legislation in Brazil, the most populous country in Latin America, would affect regional markets that target Brazilian players, notable Argentina, Uruguay and Paraguay.

Sodak Gaming, International Thunderbird, Starwood, Hilton Hotels (Conrad International), IGT and also very active, especially Recreativos Franco, Cirsa/Unidesa and Leisure & Gaming.


Caribbean
---------

Although dominated by small hotel and resort-based casino operations, gaming in the Caribbean is expanding into new areas, as well as growing in established markets. The Bahamas offers the most substantial casinos in the region, followed by Puerto Rico and Aruba. Casinos can also be found on other islands such as St. Maarten, Curacao, and Antigua.


B.   Internet Entertainment Industry
     -------------------------------
Internet gambling offers people the opportunity to play virtual sports, horseracing, slot machines and other casino games without the inconvenience of leaving their home. While Internet gambling provides some amount of competition


Registration Statement                                                 Page 12

                             NET-FORCE SYTEMS, INC.


for existing casinos, it is not a substantial threat to the traditional gaming industry. The social aspect of gaming - the primary reason for the transformation of the Las Vegas gaming market into a destination leisure market
- - cannot be replicated in the artificial environment of the Internet. Most visitors to casinos are motivated by the ambiance of the casinos, not just the opportunity to gamble. Small markets, however, may incur negative impacts associated with Internet gambling as these markets have been established themselves as leisure destinations.


The popularity of gaming has transcended beyond the physical boundaries of the casinos to the borderless and unregulated realm of the Internet. Gambling websites, offering computer users the opportunity to wager on such games as bingo, sports and horse wagering, poker and roulette, are beginning to thrive on the Internet. To participate as one of these websites, the player needs only to set up an account, typically supplying credit card information, wire transfers or E-cash. With a click of the mouse, the player is now able to gamble. Losses are typically deducted from the players' credit cards or established credit line, and winnings, upon the request of the player, can be electronically transferred or mailed to the person. Modern technology has eliminated the physical requirement of visiting a casino or racetrack before engaging in such games as slot machines, black jack, roulette and thoroughbred or harness racing. With Internet gambling, patrons need not leave the comfort of their homes or offices.


         ESTIMATED WORLD WIDE INTERNET GAMBLING REVENUES ($ MILLIONS)

                                                 1997      1998      1999      2000      2001
                                                 ----      ----      ----      ----      ----
# of home users (in millions)                     46        81       121       145       159
% users conducting online transactions            15%       18%       21%       24%       27%
Potential Internet Gamblers (in millions)          6.9      14.5      25.4      34.8      43
Per-capita expenditure                           $146      $154      $155      $160      $160
Potential Internet gambling market             $1,009    $2,182    $3,933    $5,555    $7,080
Estimated actual Internet Gambling revenues      $300      $651      $811    $1,520    $2,330
Penetration rate                                  30%       30%       21%       27%       33%
----------------

Source:  Christian/Cummings Associates, Inc.


The popularity of Internet gambling is increasing as illustrated by the growth of gaming-related websites. Currently, it is estimated that more than 2,000 gambling websites are offered on the Internet, which Management estimates are owned by approximately 500 operators. With the current licensing of gambling websites by foreign governments and increased usage of Internet services, this market will continue to grow. It is estimated that almost 300 million people will have used the Internet as of the year 2000. With casino gambling garnering public acceptance as a form of entertainment and Internet usage increasing, every personal home computer now has the capacity to become a "cybercasino." Current market size estimates for Internet gambling are $650 million in 1999, growing to more than $10.0 billion by 2002 according to Datamonitor.



INTERNATIONAL OUTLOOK ON INTERNET GAMING


While the U.S. is debating whether to prohibit Internet gaming or create legislation to severely regulate the industry, other countries are viewing it as a revenue generator. Most Internet gambling websites are located in the Caribbean and South America, along with other sites in Australia, South Africa, the Netherlands and New Zealand. The Caribbean governments charge Internet "casino" operators up to $100,000 annually for a license and require operators to post bonds. In Antigua, the government requires the employment of local residents and payment of education taxes. The governments of Liechtenstein and Finland operate their national lottery via the Internet.


Australia and New Zealand have recently decided to legalize Internet gambling, choosing to regulate and tax the activity as opposed to banning it. The State of Queensland in Australia passed a law in March 1998, licensing cyber casinos and sports betting operations. The other Australian states are expected to pass similar laws. The states of Australia maintain pro-gambling environments - Australians spend more than $40 billion a year gambling, or $2,000 per person per year on average ("Aussies Love Their Gambling." Las Vegas Review-Journal, Rohan Sullivan, March 9, 1998). Placing bets over the phone is legal in Australia, making legalization of Internet gambling a less controversial issue. To regulate the industry, the governments propose the establishment of gambling


Registration Statement                                                 Page 13

                             NET-FORCE SYTEMS, INC.


service providers who will check the identity and address of the gambler. Winnings will then be taxed accordingly, with the taxes forwarded at the appropriate rate for the state in which the service provider is based.

On May 15, 1998, European gambling regulators from 18 European countries signed a recommendation on good practices for Internet gambling services. In the non-binding statement, the countries agreed that European countries should be free to regulate Internet gambling services. In addition, the countries should ensure that Internet gambling is not used for money laundering or under-aged gambling.



V.   COMPETITION
     -----------
The online commerce market is new, rapidly evolving and intensely competitive, and we expect that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. Management estimates that there are over 2,000 online gaming and related sites in operation today with potentially thousands more "affiliate" sites. . However, the majority of these sites do not produce substantial revenues as compared to the established, brand name sites, whose operators have invested heavily in their marketing, affiliate, and customer service programs to continuously increase their customer bases and maximize customer retention. Some of the more established Internet Gaming sites that provide similar gaming services as Netforce Entertainment's web sites and that the Company has identified as its competitors include http://globalinteract.com,
                                                      -------------------------
http://www.intertops.com/, http://www.playersonly.com/,
-------------------------  ---------------------------
http://www.casinoonnet.com/, http://www.goldclubcasino.com/,
---------------------------  ------------------------------
http://www.intercasino.com/, http://www.englishharbourcasino.com/,
---------------------------  ------------------------------------
http://www.usacasino.com/, http://www.thesandscasino.com/,
-------------------------  ------------------------------
http://www.betonsports.com/, http://www.sportingbet.com/, http://www.wwts.com/,
---------------------------  ---------------------------  --------------------
and http://www.poker.com/.
-------------------------

In addition, the broader gaming industry is intensely competitive. We compete with a variety of companies, including (i) online vendors of gaming and gaming related products, (ii) online service providers which offer gaming products directly or cooperation with other retailers, (iii) traditional providers of gaming products, including specialty gaming providers, and (iv) other retailers that offer gaming products. Many of these traditional providers also support dedicated websites, which may compete directly with us.

We believe that the principal competitive factors in our online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise and product availability. Many of our intended and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. We are aware that certain of our proposed competitors have and may continue to adopt more aggressive pricing or marketing policies and devote substantially more resources to website and systems development than us. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

There can be no assurance that we will be able to compete successfully against intended and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company. There can be no assurance of the economic success of any marketing effort by us since the revenues derived from the Internet casino gaming and sports wagering websites depend primarily upon the site's acceptance by the international public, which cannot be predicted with certainty. To be ultimately successful, we will be faced with the challenge of marketing our gaming websites to a variety of foreign cultures. Our websites will compete for consumer acceptance with similar websites hosted by other companies. As a result, the success of our marketing efforts is dependent not only on the quality and acceptance of the our virtual casino games and on-line sports wagering websites, but also on the acceptance of other competing virtual casino games and websites offered in the marketplace during the same time period.



VI.  RISKS
     -----

A.   RISKS RELATED TO THE BUSINESS
     -----------------------------


Limited Operating History. The Company was recently formed and has limited
-------------------------
operating history. Since incorporation, the Company has expended resources on technology, license fees, website development, hiring of personnel and startup


Registration Statement                                                 Page 14

                             NET-FORCE SYTEMS, INC.


costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. We anticipate losses will continue to increase from current levels because we expect to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the websites; the expansion of service offerings and website content; and development of relationships with strategic business partners.

There can be no assurance at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. We believe that our success will depend in large part on our ability to (i) offer aesthetic, interesting and diverse casino-style games on our websites, as well as sports and pari-mutuel wagering, (ii) attract players and provide them with outstanding service, (iii) instill consumer confidence, and (iv) achieve name recognition. Accordingly, we intend to invest heavily in site development, technology and operating infrastructure, as well as marketing and promotion. As a result, we expect to incur operating losses in the initial stages of our business and for the foreseeable future.

No Assurance of Profitability. Our business is speculative and dependent upon
-----------------------------
the acceptance of our websites and the effectiveness of our marketing program. Our only assets will be the offshore Internet gaming websites, some administrative office furniture and equipment and the revenues derived from the websites. There can be no assurance that our Internet gaming and sports wagering websites will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

Failure to Respond to Change. If we face material delays in introducing new
----------------------------
services, products and enhancements, customers may forego the use of our services and use those of competitors. To remain competitive, we must continue to enhance and improve the functionality and features of the websites. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, the existing websites, technology and systems may become obsolete. To develop the websites and technology entails significant technical and business risks. We may use new technologies ineffectively or may fail to adapt the technology to meet customer requirements or emerging industry standards.

Intellectual Property Claims. Other parties may assert infringement or unfair
----------------------------
competition claims against the Company. We cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

Reliance on Trademarks and Copyrights. We intend to take steps to protect
-------------------------------------
proprietary rights which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to its success. We intend to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we intend to provide its services. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

Risks Inherent in a New Industry. Both the Internet and Internet-based casinos
--------------------------------
are relatively new industries. The market for Internet and Sports wagering has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. There can be no assurance that gaming and wagering on the Internet will become widespread, or that our websites will become widely used. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors or if our services do not achieve market acceptance, our business, operating results, and the financial condition will be materially adversely affected. Because of the


Registration Statement                                                 Page 15

                             NET-FORCE SYTEMS, INC.


uncertainty regarding the legality of Internet wagering in the United States, and the existing or possible prohibitions in other jurisdictions, we will not permit play by Canadian residents, and may be precluded from offering play to residents of other countries.

Online Commerce Risks - Reliance on World Gaming, Plc. Concerns over the
-----------------------------------------------------
security of transactions conducted on the Internet and other on-line services as well as user's desires for privacy may also inhibit the growth of gaming and wagering on the Internet. The activities of the Company are expected to involve the storage and transmission of proprietary information, such as credit card numbers and other confidential information. Any such security breaches could damage our reputation and expose us to a risk of loss, litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is dependent on World Gaming for its software and the hosting of its websites.

Businesses on the Internet are subject to the risk of credit card fraud and other types of theft and fraud perpetrated by "hackers" and on-line thieves. Credit card companies may hold merchants fully responsible for any fraudulent purchases made when the signature cannot be verified. Although credit card companies and others are in the process of developing anti-theft and anti-fraud protections, and while the Company itself will continually monitor this problem, at the present time the risk from such activities could have a material adverse effect on us. A party who is able to circumvent our security measures could misappropriate confidential information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. If a compromise of our security were to occur, or if World Gaming's software or website hosting fails, there could be a material adverse effect on our business, financial condition and the results of operations.

Lack of Consumer Confidence. Concerns that a virtual casino's odds can be easily
---------------------------
and arbitrarily manipulated may deter customers from using our website. There can be no assurance that we will be able to instill customer confidence in and alleviate negative perceptions about Internet gaming. If our efforts are unsuccessful, it could have a material adverse effect on our business, financial condition and the results of operations.

Competition. The market for our Internet gaming and sports wagering services is
-----------
intensely competitive. Our principal competitors include other on-line Internet casinos. These competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical and marketing resources than us. We believe that the principal factors affecting competition in its proposed market include name recognition, ability to develop aesthetic and diverse casino-style games, customer confidence, ability to respond to changing customer needs, and ease of use. Other than technical expertise and the limited time available to enter the market, there are no significant proprietary or other barriers of entry that could keep potential competitors from developing or acquiring similar tools and providing competing services in our proposed market. Our ability to compete successfully in the on-line casino and sports wagering business will depend in large part on its ability to attract new players and respond effectively to continuing technological changes by developing more sophisticated on-line casino games. There can be no assurance that we will be able to compete successfully in the future, or that future competition will not have a material adverse effect on the business, operating results and financial condition of the Company.

Potential for indebtedness. There is no assurance that we will not incur debt in
--------------------------
the future, that it will have sufficient funds to repay its indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business.

No Assurance that Dividends Will be Paid. We do not currently anticipate
----------------------------------------
declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors.

Government Regulation. The wagering and casino industry is subject to extensive
---------------------
government regulation and licensing requirements in certain jurisdictions of the world. Legal uncertainties may preclude us from offering our planned Internet


Registration Statement                                                 Page 16

                             NET-FORCE SYTEMS, INC.


gaming in certain jurisdictions like Canada. Some jurisdictions may impose restrictions, licensing requirements or prohibitions on Internet wagering. At present, we do not anticipate any such restrictions, prohibitions or licensing requirements in our target markets but no assurance can be made that such restrictions, prohibitions or licensing requirements will not arise which would materially adversely effect our business, operating results and financial condition of the Company.

Dependence on Key Personnel. Our success is substantially dependent on the
---------------------------
performance of our executive officers and key employees. Given our early stage of development in the Internet gaming business, we are dependent on our ability to retain and motivate high quality personnel. Although we believe we will be able to attract, retain and motivate qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance our services. The loss of one or more of our employees or our inability to hire and retain other qualified employees could have a material adverse effect on the Company. Currently, we identify Mr. Terry G. Bowering, President and Chief Executive Officer, as a key person, as he is involved in the direction of all aspects of the daily operations of the Company. Mr. Bowering does not have an employment contract in place, nor is there any key person insurance on himself. We also depend on Mr. Derek C. Ferguson, Internet Technology Consultant, Mr. Clint Jendyk, Director of Website Design and Development, and Mr. Richard Pestes, Internet Marketing Consultant. We have not entered into any employment or management contracts with our employees nor do we maintain "key-person" insurance of any kind. (See "MANAGEMENT").

Uninsured Losses. There is no assurance that we will not incur uninsured
----------------
liabilities and losses as a result of the conduct of its proposed business. We plan to maintain comprehensive liability and property insurance at customary levels. We will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, the shareholders could lose their invested capital.

Liabilities. We may have liabilities to affiliated or unaffiliated lenders.
-----------
These liabilities would represent fixed costs, which would be required to be paid regardless of the level of profitability experienced by us. There is no assurance that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from players, employees, suppliers or others because of the nature of our business. Litigation could cause us to incur substantial expenses and, if cases are lost, judgments and awards could add to the Company's costs.



B.   RISKS RELATED TO THE INDUSTRY
     -----------------------------


Dependence on increasing use of the Internet. Our future revenues substantially
--------------------------------------------
depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce and entertainment. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.


In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.


Our business, financial condition and results of operations would be seriously harmed if: use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; the Internet, the Web and other online services do not become a viable commercial marketplace; or traffic to the websites decreases or


Registration Statement                                                 Page 17

                             NET-FORCE SYTEMS, INC.


fails to increase as expected or if management spends more than was expected to attract visitors to the websites.

Inability to Acquire Domain Names. We may be unable to acquire or maintain Web
---------------------------------
domain names relating to the brand in the jurisdictions in which management may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our websites. We currently hold the www.aogaming.com, www.aocasino.com and www.aosportsbook.com domain
         ----------------  ----------------     --------------------
names and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

Requirements to Change Manner of Business. The adoption or modification of laws
-----------------------------------------
or regulations relating to the Internet could adversely affect the manner in which we propose to conduct our business. In addition, the growth and development of the market for online gaming may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we propose to do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we intend to accept players' wagers to ensure that each wager complies with applicable laws. We may need to hire additional personnel to monitor compliance with applicable laws. We may also need to modify our software to further protect players' personal information.

Liability for Content. As a publisher of online content, we face potential
---------------------
liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we intend to carry general liability insurance, such insurance may not cover claims of these types. We cannot be certain that we will be able to obtain insurance to cover the claims on reasonable terms or that we will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business.

The Imposition of Taxes. If one or more states or any foreign country
-----------------------
successfully asserts that we should collect taxes on the winnings earned by players, the financial position and results of operations could be harmed. If we become obligated to collect taxes, we will need to update our system that processes wagers and winnings to calculate the appropriate sales tax for each player and to remit the collected sales to the appropriate authorities. These upgrades will increase operating expenses. In addition, players may be discouraged from utilizing our websites because they have to pay tax, causing net sales to decrease. As a result, we may be adversely materially affected.



C.   RISKS RELATED TO SECURITIES MARKETS
     -----------------------------------


Inability to meet Future Capital Requirements. We cannot be certain that
---------------------------------------------
additional financing will be available on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related


Registration Statement                                                 Page 18

                             NET-FORCE SYTEMS, INC.


or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. We expect to require substantial working capital to fund the business. Since inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

Volatility of the Common Stock. The market price for our common stock is likely
------------------------------
to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new services by us or our competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce or gaming industries; changes in the economic performance and/or market valuations of other Internet, online gaming companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; release of lock-up or other transfer restrictions on the outstanding shares of common stock or sales of additional shares of common stock; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

Securities Class Action Lawsuit. In the past, following periods of volatility in
-------------------------------
the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.



VII. REGULATORY BACKGROUND
     ---------------------
In July 1998, the U.S. Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites could be sentenced to up to four years in jail and fined up to $20,000. Gamblers who illegally bet via the Internet could receive a jail sentence of up to three months and a fine of either $500 or three time the amount of the bet. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the U.S. House of Representatives overwhelmingly voted down the legislation. On March 23, 1999, Senator Kyl (R-Arz.) submitted Bill S.692 to the Senate for consideration. If passed, this Bill would also serve to effectively outlaw gambling on the Internet in the United States. As of November 1, 1999 the Senate had not voted on this legislation, in part because it is effectively the same legislation that was voted down in 1998, and even if it should pass a Senate vote it is highly questionable as to whether the House of Representatives would view it any differently from the last Internet gaming bill.

The move on the part of the federal government to ban Internet gambling is a departure from gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in a wide range of attitudes towards gambling. Most states allow some type of gambling whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.


While passage of the act is possible, in one form or another, practical enforcement of the law is a separate matter. The Internet is a global information and communications medium operating without boundaries. Due to the global nature of this medium, no regulatory agency has control over the content of information accessible to users. The inability of governments to regulate materials it deems offensive or illegal results in political and social frustration. Measures to remove offensive materials, such as those classified as containing adult content, have been unsuccessful to date. The same enforcement problems will be encountered with gambling sites. These are three avenues through which law enforcement officials may attack the problem: the gaming website, the ISP or the user. The enforcement of anti-Internet gambling laws through each of the avenues presents interesting social and technological problems.

In the United States, the ownership and operation of land-based facilities has traditionally been regulated on a state-by-state basis. According to a recently published industry report by Bear Stearns, the Federal Government's role in


Registration Statement                                                 Page 19

                             NET-FORCE SYTEMS, INC.


regulating gambling appears to be changing. Increased Federal interest may not result in new regulations for the traditional forms of gambling that are easily subject to police power of the individual states, may result in a redefined role for the Federal Government in dealing with Internet gaming. The U.S. Department of Justice currently maintains that, technically, there are no specific U.S. Federal provisions against placing of bets overt the Internet. However, the Justice Department also maintains that it is illegal to operate Internet Gaming Websites and servers from within the United States. We are not physically located in the United States nor do we house any computer servers or other such computer hardware within the United States.

The United States Federal Wire Act contains provisions that make it a crime for anyone engaged in the business of betting or wagering to knowingly use telephone wires to transmit bets or wagers or information assisting in the placing of bets or wagers on any sporting event, unless the wagering is legal in the jurisdiction from which, and into which, the transmission is made. There are other Federal laws impacting gaming activities, including the Wagering Paraphernalia Act, the Travel Act, and the Organized Crime Control Act. However, it remains unresolved whether these laws apply to gaming conducted over the Internet. All aspects of our operations specifically involve the Internet for delivery of our online gaming support services. We do not operate a telephone wagering facility for the purpose of accepting and booking bets on sporting events.

March 4, 1998 marked the first federal prosecution for gambling on the Internet as 21 American gambling site operators were charged with conspiring to illegally transmit bets over the Internet and the telephone. The men were owners or managers of eight Caribbean and Central American-based companies that accepted telephone and Internet wagers on sporting events. The individuals were charged with felonies under the Wire Act, which explicitly prohibits placing sports wagers over State lines via telephone wire. However, the Wire Act does not directly identify or address the use of the Internet with its logistical factors including the question of global borders and jurisdiction as it relates to where a wager is actually received and/or processed. Only one of these indictments resulted in a trial. Jay Cohen took the matter to trial and was convicted of seven counts of violating the Wire Act and one count of conspiracy. Mr. Cohen received a $5,000 fine and a 21-month prison sentence. The common factor in all of the operators indicted was the fact that all were clearly directly accepting and booking sports wagers via telephone lines from the U.S.

The following are excerpts from an article by Fred Faust of Rolling Good Times Online entitled "U.S. Judge Backs Visa and MasterCard in Internet Gambling
                 ---------------------------------------------------------
Ruling", submitted on March 12, 2001. This article highlights an important
------
federal ruling:

More than 11 federal cases against the credit card companies and several of the issuing banks were consolidated and assigned to Judge Stanwood R. Duval Jr. in New Orleans. The plaintiffs were people who lost money gambling online. If the casinos had not accepted credit cards, the plaintiffs argued, they wouldn't have gambled online. On Feb. 23, (2001) Duval dismissed the cases outright, before they even got to trial. That's an unusually strong step for a judge, but Duval ruled that the plaintiffs had no grounds to bring these cases. Perhaps more significantly, he also ruled that Internet casinos do not violate federal law. "Plaintiffs in these cases are not victims," the judge stated in his ruling. "At this point in time, Internet casino gambling is not a violation of federal law." In an opinion shared by many lawyers, Duval ruled that the 1961 federal Wire Act, under which telephone and Internet bookmaker Jay Cohen was convicted, applies only to sports betting and "does not prohibit Internet casino gambling."



CURRENT INTERNET GAMBLING ENFORCEMENT

Senator Jon Kyl released his proposed "Internet Gambling Prohibition Act" on March 29, 1999. A similar Bill, also proposed by Senator Kyl failed to pass in 1998. The current proposed 28-page Bill attempts to ban most forms of gambling on the Internet within U.S. borders. There is no prohibition on individuals placing bets over the Internet, only "gambling businesses" within U.S. jurisdictions, are proposed to be prohibited. The Bill also outlines several exemptions, some of which are summarized as follows:

o The basic proposal states that it shall be unlawful for a person engaged in a gambling business to use the Internet or any other interactive computer service to place, receive, or otherwise make a bet or wager. The significance of the language is that it does not make the act of gambling on the Internet illegal. Only gambling businesses based and operated within U.S. borders are affected.


Registration Statement                                                 Page 20

                             NET-FORCE SYTEMS, INC.



o Penalties for violators include fines in the amount of total wagers received, or $20,000, whichever is greater, and jail time of up to four years. This is significant and, if approved, will limit new participants.

o Several types of gambling are exempted. These include fantasy sports leagues, state lotteries, and certain activities under the Interstate Horseracing Act of 1978.

o The Bill provides that interactive computer service providers shall have no liability for hosting illegal gambling businesses.

In its proposed format, compliance will be difficult to enforce. Therefore, it seems the Bill will not pass in its current format. Some selected reasons are summarized below as extracted from "Staking VALUE Early", The RESOURCE INDICATOR, Vol. 3, No. 15:

o In testimony before the House Justice subcommittee on crime, Deputy Assistant Attorney General Kevin V. DiGregory said the long reach of the Internet into people's homes and across international borders creates special obstacles for law enforcement. It simply will not be enforceable.

o Prosecutors will not be able to indict operators of virtual casinos who are based legally in other countries. The Deputy Assistant Attorney General supported this claim by stating that a foreign national who is operating a licensed Internet-based casino in his country will not be violating his country's laws if he solicits or accepts bets from Untied States citizens.

o It is nearly impossible to close off an entire category of content, since presently, there is no mechanism to automatically identify and screen out types of content from U.S. Internet consumers.

o In Australia, just seconds away in cyberspace, lawmakers are taking the opposite road. Rather than attempting to ban Internet gaming, Australian politicians are attempting to regulate online wagering by developing a seal of approval that will draw players from unregulated cybercasinos and bring new tax revenue to Australia.

o Other nations, including Sweden, Germany, South Africa, Costa Rica, Antigua, the Marshall Islands, and Curaco have already begun licensing and regulatory processes for online casino operators.

o Even if enacted, Michael Mount, deputy press secretary for Senator Kyl, said the law will do little to stop an operator who is headquartered abroad. "It will be hard to regulate it", he said of the possibility that foreign sites might accept bets from inside of the United States. "There is nothing the [law enforcement] can do if everything is run over there, including the ISP." ("Senate effort to outlaw Internet Gambling may prove futile," Knight-Riddler/Tribune News: Wed, May 12, 1999).


The only known federal case against an Internet gambling operator prior to the March 1998 federal prosecutions involved the Interactive Gaming and Communications Corporation in Pennsylvania. The company operated a virtual gambling operation in Grenada, which reportedly handled over $58 million in wagers. In February 1997, FBI agents seized company records and froze company assets. ("Can Lawmakers Control Online Gambling?" New York Times, Peter Lewis, September 22, 1997). The company is also involved in legal issues with the state Attorney General's Office. No formal charges were filed by the Department of Justice, although the company eventually sold its gambling assets to a Canadian-based company.



STATES' ROLES IN INTERNET GAMBLING


Residents in states prohibiting gambling may circumvent anti-gaming laws by logging into the Internet. Several states have taken the initiative to curtail Internet Gambling within its borders by taking legal action against the website operators. In the following section, measures taken by state offices to prosecute Internet and offshore gambling operations that have transacted business within their state are summarized.



Registration Statement                                                 Page 21

                             NET-FORCE SYTEMS, INC.


Nevada - In July 1997, Nevada became the first state to pass a law prohibiting, and legalizing, Internet gambling. It is a misdemeanor to place a bet from Nevada over the Internet, regardless of the location of the gambling site. In addition, the law allows for the prosecution of those accepting bets from Nevada residents. However, Senate Bill 318 is also the first statute to expressly allow: "licensed" race and sports books, off-track betting operators and casinos to accept wagers via the Internet (Rose, J. Nelson, Gambling and the Law, "Nevada First State to Expressly Prohibit, and Legalize, Internet Gambling," (Whittier Law School, Los Angeles, CA), May 12, 1999).

Minnesota - The Minnesota Attorney General sued Wager Net Web, a Las Vegas-based company that was preparing to offer sports betting over the Internet, for consumer fraud when the company advertised that its service was legal. The company intended the service to be set up and run by another company located outside the U.S. Subsequently, the company filed an appeal with the state court of appeals claiming that the state did not have jurisdiction over the company since it was not based in Minnesota. In December 1997, a Minnesota state court ruled that the Attorney General does indeed have jurisdiction to prosecute Internet gambling companies. (The National Bet, U.S. News Online, Dan McGraw). The state is seeking a court order to stop the advertising and civil penalties of at least $25,000. The case reached the Minnesota State Supreme Court, where on May 8, the same court upheld a lower court's ruling. The court, however, did not address the issue of whether Internet gambling itself is illegal.

Wisconsin and Missouri - The Coeur d'Adlene Indian Tribe of Idaho, Unistar Entertainment and Executone Information Systems are being sued by the attorneys general of Wisconsin and Missouri over the operation of a national online lottery. The tribe claims that it has the authorization to operate the lottery under the Indian Gaming Regulatory Act of 1988 since the computer server operating the games is located on the reservation. The states contend that the gambler must be physically present on the reservation when gambling as opposed to using the Internet. The lawsuit seeks injunctions to stop the operation of the gambling sites in Wisconsin, in addition to fines and consumer restitution ("Wisconsin Sues Over Internet Gambling," The Associated Press, The New York Times on the Web, September 16, 1997).

Missouri - In May 1998 a Missouri judge upheld a civil lawsuit against Interactive Gaming and Communication Corporation (IGCC) by the state's attorney general. IGCC was found to have violated state consumer protection law, fined $66,000 and ordered to "reject and refuse" all applications by Missouri residents. When the company accepted wagers by undercover agents in Missouri, criminal charges were filed against the company's president. The case is still pending.


We are presently of the view that we are not prohibited from offering our services and accepting wagers from residents of almost all jurisdictions in the world. However, Internet gaming is a relatively new activity and some or all of these jurisdictions may take action to more severely regulate or even prohibit Internet gaming operations in their jurisdictions. We intend to adopt a proactive policy of lobbying international jurisdictions, where appropriate, for purposes of seeking approval of Internet gaming and the regulation of those activities on a basis that is favorable to us.

In addition to the aforementioned regulations pertaining specifically to gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet in general as the Internet becomes widely used. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Management does not contemplate providing personal information regarding our customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that


Registration Statement                                                 Page 22

                             NET-FORCE SYTEMS, INC.


are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for our services or our cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because our services are intended to be made available over the Internet in multiple foreign countries, other jurisdictions may claim that we are required to qualify to do business in that foreign country. We intend to qualify to do business only in Antigua and Barbuda. Our failure to qualify in a jurisdiction where it is required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

Our Internet operations and corporate structure are structured in such a fashion that we do not directly process wagers and facilitate payments of betting customers, nor do we accept wagers via the telephone on sporting events. Further, we do not physically operate within the boundaries of the United States. Therefore, we are of the view that we are not in violation of or specifically subject to the Wire Act of 1961. However, this may not preclude the United States or other jurisdictions from initiating criminal or civil proceedings against us and these proceedings could involve substantial litigation expense, penalties, and fines. In addition, these proceedings may divert the attention of our key executives, and may result in injunctions or other prohibitions against us. These proceedings could have a material adverse effect on the business, revenues, operating results, and financial conditions.


VIII.  DISCLOSURE
       ----------
The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we intend to be an electronic filer and as such, all items filed by us are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. We also maintain an Internet site, which contains information about the Company. This site is available at http://www.netforcesystems.com.
------------------------------



ITEM 2. DESCRIPTION OF PROPERTY


The Company occupies 240 square feet of commercial office space at Suite #10, Friars Hill Road, Woods Centre, St. John's, Antigua, West Indies. This office houses our operations including workstations for four individuals engaged in customer support, production, marketing, website development, and accounting, and administration functions. All gaming transaction servers website hosting facilities are physically housed and maintained by World Gaming's co-location facilities in Antigua. The building in which we leased space is in the heart of St. John's and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology. As well, our offices are in close proximity to banking services, the post office, money transfer services, courier services, and other essential business service providers and their offices.

The terms of the Woods Centre office lease are as follows: We lease 240 square feet through to July 31, 2002 at an annual rent of $8,400 USD. Our lease said space on a month-to-month basis during the term. We have a renewal option thereafter of up to five years on terms to be negotiated at the time. It is our intention to renew the lease at the end of the first year for an extended term.



ITEM 3. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS


We are not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking


Registration Statement                                                 Page 23

                             NET-FORCE SYTEMS, INC.


industries, or findings of securities or commodities law violations. However, legal bankruptcy proceeding under Canadian law involving Terry Bowering in 1997, concluded with Mr. Bowering receiving a judicial discharge.



LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement. A change of auditors occurred on October 25, 2000. Our initial auditors, Pannel Kerr Forster of Antigua, agreed to transfer the audit file to HJ & Associates, L.L.C. of Salt Lake City, Utah, U.S.A.



EXPERTS


The consolidated financial statements of Net-Force Systems Inc. as at October 31, 2001, April 30, 2001and April 30, 2000, appearing in this Registration Statement have been audited by HJ & Associates L.L.C. with head offices in Salt Lake City, Utah, U.S.A., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following tables set forth certain information regarding beneficial ownership of our Common Stock as of October 31, 2001 by (i) each person who is known to us to own beneficially more than 5% of our outstanding Common Stock,
(ii) each of our directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

     Name and Address                                Amount and Nature            Percent
     of Beneficial Owner                             of Beneficial Owner (1)      of Class
------------------------------------------------------------------------------------------
     Terry G. Bowering                               6,544,830                    40.0%
     #2, Flamboyant Ave.                             beneficial owner (2)
     P.O. Box W-645
     St. John's, Antigua, West Indies
     Chairman,/President/Chief Executive Officer

     Terry G. Bowering                                 500,000                     3.1%
     C/o High Street & Corn Alley                    beneficial owner (3)
     P.O. Box 1679
     St. John's, Antigua, West Indies

     IFG Investments Services Inc.                   6,027,870                    36.8%
     Suite #4 - Temple Building                      beneficial owner (4)
     Main & Princess William St.
     Charelstown, Nevis, West Indies

     Dwight Lewis, Director                             50,000                     0.30%
     Cassada Gardens
     P.O. Box W  386
     St. Johns, Antigua West Indies



Registration Statement                                                 Page 24


                             NET-FORCE SYTEMS, INC.



     Derek C. Ferguson, Director                        50,000                     0.30%
     512-1238 Seymor St.
     Vancouver, British Columbia, Canada, V6B 6J3

     Trevor Bowering, Director                         200,000                     1.2%
     370 Cedar Meadow Drive
     Regina, Sask.
     Canada S4X 3J5

     All Directors & Executive Officers
     And control persons as a Group (5 persons)     13,272,700                    81.7%

     Total shares outstanding                       16,906,333                   100%
---------------------------------------
(1)  No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
(2)  Geneva Overseas Holdings Ltd., of which Terry G. Bowering is beneficial owner, enjoys legal ownership of said securities.
(3)  JPKT Metro Investment Corporation, of which Terry G. Bowering is a beneficiary, enjoys legal ownership of said securities.
(4)  IFG Investments Services Inc., of which Kevin C. Mellor is beneficial owner, enjoys legal ownership of said securities.

Note: The table does not reflect the stock options that may be granted to Employees, Officers, Directors or Consultants nor does it reflect the warrants offered.



CHANGES IN CONTROL

Management is not aware of any arrangements, which may result in a change of control of the issuer.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) There are no governmental laws, decrees, or regulations in Antigua and Barbuda under the "Act" that restrict the export or import of capital of the registrant as an exempt corporation under the "Act". Section 280 of The International Business Corporations Act, 1982, Antigua and Barbuda, states the following with respect to exchange controls:

"280. The income, profits, gains and other revenues, and the funds and securities of an exempt corporation that are generated, acquired or managed in the course of the international trade or business of the exempt corporation are exempt from the Exchange Control Ordinance; and, unless the exempt corporation is a resident, the income, profits, gains, and other revenues of the exempt corporation are also exempt from that Act."

(b) There are no limitations on the right of nonresident or foreign owners to hold or vote the securities to be registered in this filing by the registrant company either under the "Act" or by charter or other constituent document of the registrant.


ITEM 7. TAXATION

United States security holders of the registrant company are not subject to taxes or withholding provisions. Sections 271- 274 of the International Business Corporations Act, 1982, Antigua and Barbuda, Division G: Special Taxation Provisions detail the relevant tax provisions under the Act.

Section 271, "Exempt corporations" states the following:

"For the purposes of this Division, an exempt corporation shall mean any corporation formed or continued under this Act."

Section 272, "Exemption from tax" states the following:


Registration Statement                                                 Page 25

                             NET-FORCE SYTEMS, INC.



(1) No income tax, capital gains tax, or other direct tax or impost may be levied in Antigua and Barbuda upon the profits or gains of an exempt corporation, in respect of the international trade and business it carries on from within Antigua and Barbuda.

(2) No income tax, capital gains tax, or other direct tax or impost may be levied in Antigua and Barbuda in respect of any securities or assets of an exempt corporation that are beneficially owned by an exempt corporation or by a person who is not a resident.

(3) No estate, inheritance, succession or similar tax or impost may be levied in Antigua and Barbuda in respect of any securities or assets of an exempt corporation that are beneficially owned by an exempt corporation or by a person who is not a resident.

(4) No tax, duty or other impost may be levied upon the increment in value of the property, or other assets in Antigua and Barbuda or elsewhere of an exempt corporation other than upon such of them as are distributed to residents.

Section 273, "No assets transfer tax".

(1) No tax, duty or other impost may be levied upon an exempt corporation, its security holders or transferees in respect of the transfer of all or any part of it's securities or other assets to another exempt corporation or to a person who is not a resident.

(2) When an exempt corporation or a person who is not a resident transfers securities or assets of an exempt corporation that are held by that exempt corporation, or person to another exempt corporation, or to another person who is not a resident, the transfer is exempt from the payment of any tax, duty, or other impost thereon.

(3) No income tax or capital gains tax, and no other direct tax or impost, may be levied or collected in Antigua and Barbuda, in respect of any dividends interests or other returns from any securities, deposits or borrowings of an exempt corporations or any assets managed by the exempt corporation if the dividends, interest or other returns are in respect of securities, deposits, borrowings or assets beneficially owned by another exempt corporation, or a person who is not a resident; but the onus of establishing ownership, lies upon the exempt corporation holding or managing the deposits, borrowings or assets.

Section 274, "Withholding tax and report"

(1) Notwithstanding, any provision of the Income Tax Ordinance, but subject to subsection (2), no exempt corporation need withhold any portion of any dividend, interest or other returns, payable of any person in respect of any borrowings of the exempt corporation from that person or in respect of securities of the exempt corporation held by that person.

(2) All dividends interest or other returns attributable to the securities of, or the management of, assets by an exempt corporation that are payable to a resident who is known to be a resident, by the exempt corporation or who, with the exercise of reasonable care by the exempt corporation, could be known by him to be a resident, must be reported to the Commissioner of Inland Revenue by the exempt corporation.

Section 276 of the Act, "Duration of tax exemption" states the following:

"Any tax exemption provided under this Act, shall continue in effect for a period of fifty years from the date of incorporation of the exempt corporation."

There is no reciprocal tax treaty in existence between the United States and Antigua and Barbuda regarding withholding taxes.




Registration Statement                                                 Page 26

                             NET-FORCE SYTEMS, INC.


ITEM 8.     SELECTED FINANCIAL DATA

Selected Financial Data


Set forth below is certain selected consolidated financial data of the Company for the April 30, 2001 and April 30, 2000 year-ends. The selected financial information is derived from the Company's audited consolidated financial statements for the period. The company's consolidated financial statements are prepared in accordance with US GAAP. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF OPERATIONS (audited)
Stated in US Dollars                                    2001             2000
                                                       ------           ------
Sales                                                 318,490            1,399
Gross Profit                                          100,721              (78)
Loss from operations                                 (406,798)        (355,681)
Other Income and Expenses                             (77,799)         (41,685)
Net Loss                                             (484,597)        (397,366)
Basic Loss Per Share                                    (0.07)           (0.05)
Weighted Average Number of Shares                   7,171,233        8,500,000

Total Assets                                          269,194          221,512
Total Current Liabilities                            (773,554)          39,181
Long Term Debt                                       (178,596)         550,690
Total Liabilities                                    (952,150)         589,871
Common Stock                                            7,500            8,500
Paid in Capital                                       198,000           27,000
Accumulated deficit                                  (888,456)        (403,859)
Total Stockholders Equity                            (682,956)        (368,359)
Total Liabilities and Shareholders Deficit            269,194          221,512



Eastern Caribbean and US Dollar Exchange Rates
----------------------------------------------

On March 22, 2000, the company received the following clarification from the Director of Banking & Monetary Operations, Eastern Caribbean Central Bank, Basseterre, St. Kitts, West Indies:

"The Eastern Caribbean dollar is pegged to the United States Dollar rate of
2.70. This rate has remained unchanged for several years and therefore is the average exchange rate for the Eastern Caribbean Dollar to the United States Dollar for the past five years."

All revenues are received in US Dollars. In addition, all marketing and advertising expenditures and equipment of a material nature, are transacted in US Dollars. Normal monthly office overhead expenses that include office rent, leasehold improvements, utilities, bandwidth charges, and local salaries are conducted in the EC Dollar.


Dividends

The company has not paid any cash dividends since its inception. The Company does not intend to pay any cash dividends in the foreseeable future, but intends to retain earnings, if any, for use in its business operations.





Registration Statement                                                 Page 27

                             NET-FORCE SYTEMS, INC.





ITEM 9. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

I.   PLAN OF OPERATIONS
     ------------------


A.   Revenues and Financing
     ----------------------
Our principal source of revenue is generated from its operating subsidiary, Netforce Entertainment, Inc. Netforce Gaming is a gaming company, which oversees Internet wagering websites. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for us will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain revenue growth, we intend to expand the content and to improve the services on its Internet websites on a global basis, as well as researching and developing other projects that will utilize its existing facilities and expertise.


Revenue Generation Process. Revenues for the Company are generated each time a customer makes a wager on the website. Net monthly revenues are calculated as the total dollar amount wagered by customers in the virtual casino and/or the sportsbook wagering web-site less winnings by customers in the virtual casino and/or sportsbook wagering web-site less transaction processing fees for a given calendar month.


Netforce Entertainment Inc. does not directly process player deposits and winnings. Electronic Financial Services Caribbean, Inc., the transaction processing subsidiary of World Gaming, is under contract to Netforce Entertainment to process all deposits and credits on behalf of the Company's gaming websites. Daily online activity reports of all financial transactions are produced by Electronic Financial Service Caribbean, Inc.. These reports include an account summary and an exposure report. The account summary details dollar amounts deposited and withdrawn for each individual customer account for the date queried. The exposure report provides an actual detailed breakdown of the total dollar amounts wagered (i.e., total bets) and total winnings (i.e., payouts to winners of successful wagers) by each specific casino game played and by each sports wagering type and event. The net amount (i.e., wagers less payouts) is recognized as revenue. Electronic Financial Service Caribbean, Inc. produces a monthly summary report of total net monthly revenue (i.e., total dollar amount wagered less winnings) less transaction processing fees less calculated software licensing fees (i.e., a percentage of net revenues calculated according to the terms of the Software Licensing Agreement attached hereto as an Exhibit).

We have been funded to date through debt financing from private arm's length lenders. The Company has secured approximately $495,000 US through debt financing. The sum was received by us pursuant to a note payable dated July 13, 1999 payable to Mountain High Management Inc. The loan was unsecured, with interest at the rate of 15% per annum and was due on July 29, 2001. The Company received the sum on or about July 13, 1999.

On June 1, 2000, pursuant to Regulation S, the Board authorized the issuance of 2,500,000 Units comprised of one (1) $0.001 par value common stock and one (1) warrant that allows the holder to purchase one (1) share of the Company's $0.001 par value common stock at an exercise price of $2.00 per share, to be exercised no later than December 31, 2002 after which the warrants would become null and void. Each Unit was offered at the price of $0.10. This offering was sold out on or about June 30, 2000.

Subsequent to the due date of July 13, 2001, the promissory note was acquired from Mountain High Management Inc. by IFG Investments Inc. On September 15, 2001, Netforce Systems Inc. entered into an agreement with IFG Investments Inc. to convert the total principal and accrued interest on the note to equity at a value of $0.10 per share for a total of 6,027,870 shares issued. Related-party unsecured shareholder loans with an interest rate of 8.0% made by Geneva Overseas Holdings Ltd. totaled $208,121 as at September 15, 2001. Geneva Overseas Holdings Ltd. is controlled by the President of Net-Force Systems Inc., Terry G. Bowering. On September 15, 2001, Net-Force Systems Inc. entered into an agreement with Geneva Overseas Holdings Ltd. to convert the principal plus accrued interest of $214,483 of the loan to equity at a share value of $0.10 per share for a total of 2,144,830 shares issued. On November 20, 2000, Net-Force Systems Inc. issued a promissory note for $50,000 with interest rate of 8.0% to Low Tide Investments Inc. On September 15, 2001, Net-Force Systems Inc. converted the loan payable plus accrued interest to Low Tide Investments Inc. to equity at a value of $0.10 per share for a total of 533,333 shares issued. (See Financial Statements, Note 5 - Material Events).



Registration Statement                                                 Page 28

                             NET-FORCE SYTEMS, INC.



Management believes that the reduction of this total debt burden combined with existing cash resources and ongoing revenues from operations will enable the Company to meet its financial obligations for the next 12 months. No assurance can be given that revenues from gaming activities and/or proposed secondary revenues will enable us to meet our financial obligations. As such, we may solicit and arrange for additional debt financing from private arm's length lenders in the event existing financing and revenues do not meet our financial obligations. In addition, we may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of existing financing, expected revenues from operations and additional debt and/or equity financing is intended to provide us with sufficient operating capital for a period of approximately two years.

Historical Expenditures. Historical expenditures up to the period ending October 31st, 2001 have consisted primarily of organizational/set-up costs such as office leasehold improvements and security deposits for rent, utilities, and licenses as well as accounting/auditing and legal services. Monthly expenditures for office overhead included rent, utilities, salaries, and marketing expenditures.

Payments to be made to World Gaming for the gaming software are comprised of the following 2 components:


     1.   Payment for the software: a one-time US$100,000 fee for the set-up and
          ---------------------------------------------------
          configuration. This fee includes all future versions and upgrades of the software at no additional cost.


Actual payments made by Netforce Systems Inc. to Softec Systems to date consist of a deposit of US$ 10,000.00 upon the signing of the software agreement. This payment was the first installment of the total US$100,000.00 one-time software set-up and configuration fee. The balance of payments as detailed in the software agreement called for the balance of US$90,000 to be paid in monthly installments @ US$10,000 until fully paid. The payment schedule for the software commenced on the date of `live' operations, the design and testing of the gaming website is complete and the first wager. That date was April 7th, 2000.

     2.   Ongoing royalty payments to World Gaming consisting of a percentage of
          ----------------------------------------
          the net revenue generated on a monthly basis. As detailed in the software agreement, these payments will begin upon commencement of live operations of the gaming website. The schedule of royalty payments payable to World Gaming as detailed in Schedule "A" of the software agreement is as follows:


          *Net Monthly Revenue (US$)              Royalty Fee Payable
          --------------------------              -------------------
          0 to < or = $500,000                             25%
          $500,000 to < = $1,000,000                       20%
          $1,000,000 to < = $5,000,000                     15%
          $5,000,000 < = $10,000,000                       12.5%
          $10,000,000 plus                                 10%

          *Net Monthly Revenue is calculated as the total dollar amount wagered in the virtual casino and/or the sportsbook wagering site LESS winnings in the virtual casino and/or sportsbook wagering site LESS transaction processing fees, for a given calendar month.


     3.   Payment Processing Agreement: Section 2.3.1 of the software agreement
          ----------------------------
          states: "Softec shall provide a transaction processing system that will allow the licensee's customers to deposit funds for use of the Games (the "Transaction Processing System")." ... Deposits are made electronically by Visa or Mastercard credit cards and by other methods such as bank wire transfer and bank draft. This transaction processing system is provided by Electronic Financial Services Caribbean Inc., wholly owned subsidiary of World Gaming. Electronic Financial Service Caribbean, Inc. will also facilitate payouts of winnings for the licensee by processing credits to credit cards and by bank draft.


Actual cost to the company for payment processing include transaction fees of
5.50 % and a flat fee of US$1.60 per transaction. As well, there is a monthly 5% rolling reserve held which is rolled back to the licensee after 180 days. This reserve is required to offset any credit card chargebacks that may occur. Finally, there is a US$5.00 charge for each bank draft that is processed for payouts of winnings.


Registration Statement                                                 Page 29

                             NET-FORCE SYTEMS, INC.



The only significant trends in expenditures in this industry of note, relate to marketing expenditures and its direct relationship with net revenues generated. Marketing expenditures are a variable cost, so it is anticipated that as these expenditures are increased revenues will respond as a direct result, further enhancing the company's liquidity. It is important to note that the revenues generated are entirely of a cash nature as no credit is extended to customers. Therefore since there are no customer receivables generated of a material nature, there is no need to establish an allowance for doubtful accounts. Any accounts receivable carried on the balance sheet consists of monthly net revenues payable by Electronic Financial Services Caribbean Inc. and World Gaming Plc. Typically net revenue is due and payable at month-end but not actually paid until the 15th of the following month. As was stated in the previous paragraph, EFS Caribbean Inc., the credit card transaction processor, maintains a 10% rolling reserve hold on credit card deposits on behalf of the company. These reserved funds are released after a 180-day period on a monthly rolling basis. EFS had increased the rolling reserve to 10% of deposits to allow for a slightly increased level of credit card chargebacks industry-wide.


B.   Operations for the Next Twelve Months
     -------------------------------------
Our primary on-line wagering website, www.aogaming.com, went live on the
                                      ----------------
Internet on April 7th, 2000. Since that time, the Web site has gone through several changes, re-designs, and upgrades as management had deemed necessary as a result of evolving customer needs and competitive influences. We intend to hire additional product, marketing, website and graphic design personnel over the next twelve months as is deemed necessary by management. From player data obtained from the websites during the first twelve to fifteen months of operations, we plan to make adjustments to the operations as is deemed necessary by management.


C.   Balance Sheet Data
     ------------------

                                 At Oct.31,2001    At April 30,2001    April 30, 2000
                                 --------------    ----------------    --------------

Total Assets                         294,798            269,184           221,512
Shareholders' Equity (deficit)       154,280           (682,956)         (368,359)


D.   Liquidity and Capital Resources
     -------------------------------
Funding for the next year will be derived from current cash resources and expected revenues from ongoing operations. However, to fuel the growth of the company through the funding of marketing expenditures, we may seek further funding in the form of a promissory note combined with the issuance of additional stock from our treasury. The company anticipates revenues from operations will provide sufficient cash flow to supplement existing current cash resources to allow the company to adequately cover all overhead expenses over the balance of the calendar year 2002. Because of the very nature of the Internet, our company operates and delivers its service with relatively low fixed overhead costs. The material variable cost factor is marketing expenditures, which in turn drives revenues.

During the most recent financial quarter, an agreement was reached whereby the promissory note issued by Netforce Systems, Inc. to Mountain High Management, Inc. on July 15, 1999 was swapped for equity. IFG Investments, Inc. reached an agreement with Mountain High Management, Inc. to purchase the note at a discount. IFG then approached Netforce Systems, Inc. with a proposal to convert the note to equity. On September 15, 2001, under an agreement between the company and IFG Investments, Inc., the principal plus accrued interest on the note was converted to equity at a value of $0.10 per share. Also on September 15, 2001, Net-Force Systems Inc. entered into an agreement with Geneva Overseas Holdings Ltd. to convert the principal and accrued interest of its related party shareholder loan to equity at a share value of $0.10 per share. In addition, on September 15, 2001, Net-Force Systems Inc. converted a loan payable to Low Tide Investments Inc. to equity at a value of $0.10 per share. Management believes that these transactions substantially increases our liquidity and reduces the financial risk for our company by effectively eliminating the long-term debt on our balance sheet. (See Financial Statements, note 5-Material Events).



Registration Statement                                                 Page 30

                             NET-FORCE SYTEMS, INC.



Initially, the software license fee agreement booked on the balance sheet as a current payable, (net payable = $90,000), was payable in monthly installments of US$10,000 per month until the balance of $100,000 was fully paid. The first payment of the balance was to commence 90 days from the date of commencement of live operations. We negotiated an agreement to have the balance of payments waived as compensation for the failure of its software provider (Starnet Systems International), to deliver on promised software upgrades and support services.

As of April 7, 2000, Netforce Entertainment, Inc. launched its primary online gaming site Antigua Online Gaming at www.aogaming.com. The gaming website has
                                     ----------------
grown steadily from that date. However, to continue to grow our gaming websites' customer traffic, member base, and revenues, we will need to increase our investment in marketing expenditures. We may therefore find it necessary to raise additional funds as is deemed necessary by management through private placements of stock issued out of our treasury to individuals or corporations who have expressed interest in obtaining stock in the Company.



E.   Material Commitments for Capital Expenditures
     ---------------------------------------------
Material commitments for capital expenditures as of the end of the latest interim period consisted of computer hardware and office furniture and equipment (desks and chairs), and office leasehold improvements. The office and computer hardware specifically included personal computers, printers, fax machines, and backup power supply units, which maintain operation of the electronic office equipment during short power outages.

The purpose of these capital expenditure commitments was to establish a corporate and administrative office for the company. From this office, the company conducts web-site design, marketing, customer service support services for the company's websites. The company also manages corporate communications and investor relations from this office. The company maintains access to the Internet, which requires personal computers, communications hardware and software, and backup power supply units. All of the above commitments were settled in full payment from cash resources made available from the initial share issuances and from the proceeds from the promissory note. The details of the note are provided in the financial statements and in the body of the registration statement.


As stated, the major capital expenditure for software was US$100,000 payable to Starnet Systems International (formerly Softec Systems). An initial payment of US$10,000.00 was paid upon execution of the agreement leaving a balance of US$90,000.00 payable upon completion of the configuration/design of the software and commencement of live operations. The balance was negotiated to zero as a result of a compensation agreement with Starnet Systems International.



F.   Material Commitments for Resources
     ----------------------------------
As already stated, the only material commitment of resources anticipated over the next year will be marketing expenditures. Being a variable cost, marketing and advertising expenses are controlled by management. There will be no additional material capital expenditures necessary over the next year.


Given that the product delivery process utilizes the Internet, overhead expenses are kept at a minimal level, as an increase in customer base and revenues does not necessarily require incremental investment in personnel or equipment. The customer service function and transaction processing system; as well as web-hosting costs are absorbed by World Gaming as outlined in the software agreement. After the one-time set-up fee is accounted for, the cost of the software to the company on an ongoing basis is a variable cost (percentage of monthly net revenues).

Any material commitments of resources and normal monthly operating expenses over the next year will be funded from a combination of existing cash resources, cash flow generated from anticipated proceeds from an additional financing. This additional financing, if necessary, may consist of a combination of equity financing and issuing a promissory note with a possible convertible equity component attached.




Registration Statement                                                 Page 31

                             NET-FORCE SYTEMS, INC.


G.   Impact of Inflation
     -------------------

The Company believes that inflation will not materially affect its business.


H.   Year 2000 Risks and Compliance
     ------------------------------


The Year 2000 issue did not in any way adversely affect us. We experienced no negative affects in the three of the potential areas of its computer systems that it identified as potential for risk; its internal systems, its third-party providers of computer systems, and the general infrastructure of the Internet.



ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


I.   QUANTITATIVE INFORMATION ABOUT MARKET RISK
     ------------------------------------------

          Not Applicable


II.  QUALITATIVE INFORMATION ABOUT MARKET RISK
     -----------------------------------------

          Not Applicable


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I.   DIRECTORS AND EXECUTIVE OFFICERS
     --------------------------------


Terry G. Bowering
-----------------
Chairman, President and Chief Executive Officer
-----------------------------------------------
# 2, Flamboyant Avenue
P.O. Box W-645
St. John's, Antigua, West Indies

DOB:  August 30, 1960 (Age 41)
Regina, Saskatchewan, Canada

Terry G. Bowering, B.Admin, M.B.A.

Mr. Bowering brings over fifteen years of experience in business management. Mr. Bowering has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. From January 1998 until his resignation June 20, 1999, Mr. Bowering was Vice President, Offshore Operations for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Described as being the "Microsoft of Internet Gaming", Starnet Communications International, Inc., now World Gaming, is one of the world's leading Internet Gaming Software providers. Mr. Bowering was instrumental in establishing and developing offshore operations and foreign government relations for World Gaming in Antigua and for establishing worldwide offshore banking relationships in concert with the corporate development of World Gaming's subsidiaries, Electronic Financial Services Caribbean Inc. and its group of International companies. Mr. Bowering has been interviewed and quoted in the International press including FOX TV, COMPUTER WORLD MAGAZINE, SHIFT MAGAZINE, TIME MAGAZINE (Atlantic Edition), and ESPN, specifically on the subject of offshore Internet Gaming. From 1996 to 1998, Mr. Bowering was an Investment Advisor, Vancouver office, with Levesque Securities Inc., a major Canadian brokerage firm. From May 1992 to June 1996, Mr. Bowering was a financial analyst with the Asset Management Group Dept. of Crown Life Insurance in Regina, Saskatchewan, Canada.



Registration Statement                                                 Page 32

                             NET-FORCE SYTEMS, INC.



Mr. Bowering holds a Bachelor of Administration in Finance from the University of Regina, and a Master of Business Administration with a concentration in Strategic Management from the University of Saskatchewan. Mr. Bowering resides in Antigua, West Indies.


Mr. Bowering was appointed to the above positions on March 1, 1999 to serve until his successor has been elected and qualifies.


Dwight Lewis
------------
Director
--------
Cassada Gardens
P.O. Box W-386
St. John's, Antigua, West Indies

DOB: May 24, 1961 (Age 40)
St. Lucia, West Indies

Dwight Lewis, MA, BSc.


Mr. Lewis is presently engaged as a Financial Consultant to Hanson International Investment Services Ltd., an investment advisory organization. He also is Managing Director of Mahaut Ltd., a corporation that provides offshore financial services to its clients. Most recently Mr. Lewis was engaged as a Financial Consultant and Interim Manager of RYO International Corporation and SAGA Corporation, which were eventually merged to form International Data Processing. This corporation owns and operates a number of Internet Casinos based and licensed in Antigua. On behalf of the corporation's overseas principals, Mr. Lewis was responsible for establishing these operations from conception to live operation, having dealt with all aspects of the company's operations and providing ongoing management and supervisory services.

From 1992 to 1997, Mr. Lewis was employed with the Bank of Antigua Ltd. as a Senior Manager dealing with management of the investment portfolio and general supervision of all bank operations. From 1988 to 1992, Mr. Lewis was employed with the Eastern Caribbean Central Bank, located in St. Kitts, as a Senior Bank Examiner. This entailed general supervision of commercial banking activities in all member banks of the Eastern Caribbean Central Bank. From 1986 to 1988, Mr. Lewis worked as a Budget Analyst with the Ministry of Finance, Government of St. Lucia, and with Barclays Bank, St. Lucia, from 1980 to 1983.

Mr. Lewis graduated from the University of West Indies, Cave Hill Campus, Barbados, with a Bachelor of Science Degree in Economics and Management. Mr. Lewis also attended the University of Sheffield, Management School, England, where he obtained an MA in Banking and International Finance. Mr. Lewis resides in Antigua, West Indies.

Mr. Lewis was appointed to the position of Director on December 20, 1999 to serve until his successor has been elected and qualifies.


Derek C. Ferguson
-----------------
Director
--------
512-1238 Seymor St.
Vancouver, B.C., V6B 6J3 Canada

DOB: August 12, 1972 (Age 30)
Vancouver, Canada

Derek C. Ferguson, B.Comm

Mr. Ferguson advises on and oversees technical and systems-related issues and initiatives for Netforce Systems Inc. Mr. Ferguson is presently a Director and Chief Operations Officer for eTunnels Inc., a Delaware corporation that delivers mass-market and corporate virtual private networking solutions over the Internet.



Registration Statement                                                 Page 33

                             NET-FORCE SYTEMS, INC.



From April 1998 to October of 1999, Mr. Ferguson acquired in-depth experience in the online gaming industry in his role as Senior Systems Administrator for Starnet Communications International Inc., an International Internet Technology company. Starnet is recognized as the world's leading Internet Gaming Software provider. In addition to providing technical design and maintenance leadership for the Systems Administration department, Mr. Ferguson redesigned its systems infrastructure to dramatically improve the reliability and scalability of Starnet's Internet services. Mr. Ferguson was also Network Manager for I.D. Internet Direct Ltd., a division of Look Communications Inc., a publicly traded Canadian company operating in the fields of broadcast distribution services and Internet solutions. At Internet Direct, Mr. Ferguson directed technical design and support operations for their national consumer dial and corporate broadband services, helping to grow the service to 35,000 subscribers. Mr. Ferguson received his Bachelor of Commerce degree with a concentration in Management and Information Systems (MIS) from Dalhousie University, Halifax, Canada. Mr. Ferguson resides in Vancouver, Canada.

Mr. Ferguson was appointed to the position of Director on September 10, 2001 to serve until his successor has been elected and qualifies.

Trevor L. Bowering
------------------
Director
--------
370 Cedar Meadow Drive
Regina, Saskatchewan, Canada, S4X 3J5

DOB: March 14, 1959  (Age 42)
Regina, Canada

Trevor L. Bowering - Technical Consultant

Mr. Bowering has been employed in the telecommunications field with SaskTel for over 22 years. With assets of over $1.2 billion, SaskTel has been in operation for 90 years and provides a full range of hi-tech communication solutions for more than 454,000 business and residential customers worldwide. SaskTel is a crown corporation, wholly-owned by the province of Saskatchewan, Canada, and a world leader in providing the latest technological and software solutions telecommunications expertise as well as Internet and Interactive services. Mr. Bowering currently manages SaskTel's Local and Long-distance switching network including DMS100's, DMS200, STP, DC Power Plants, Operator Services, Interexchange Carriers (Telus, ATT, Bell, Nexia), 911, Mobility (cellular), CCS7, and Network Management. He personally oversees a staff of staff of 39 Trunking and Switching Technicians responsible for installing, maintaining and trouble shooting on a 24/7 basis. SaskTel's entire high-speed Internet system interfaces to its customers via this Switching equipment. Mr. Bowering and his staff have been on assignment with SaskTel International in England, Italy, Spain, Chile, Belgium, and France. Mr. Bowering currently resides in Regina, Saskatchewan, Canada.

Mr. Bowering was appointed to the position of Director on August 15, 2001 to serve until his successor has been elected and qualifies.



II.  FAMILY RELATIONSHIPS
     --------------------


Among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers, a family relationship exists between Chairman and President Mr. Terry G. Bowering and Director Trevor L. Bowering.



III. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     -----------------------------------------

Article VIII of the Company's Articles of Incorporation read as follows:



Registration Statement                                                 Page 34

                             NET-FORCE SYTEMS, INC.


INDEMNIFICATION. The Corporation shall indemnify any and all of its Directors, officers, employees or agents or former Directors, officers, employees or agents or any person or persons who may have served at its request as a Director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor, to the full extent permitted by law. Said indemnification shall include, but not be limited to, the expenses, including the cost of any judgments, fines, settlements and counsel's fees, actually and necessarily paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a Director, officer, employee or agent as herein provided unless such action, suit or proceeding is a result of the Director, officer, employee or agent's own negligence or illegal action. The foregoing right of indemnification shall not be exclusive of any other rights to which any Directors, officer, employee or agent may be entitled as a matter of law or which he may be lawfully granted.

In addition, Section 97 of The Antigua and Barbuda International Business Corporations Act, 1982 indicates that the foregoing provisions shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of care to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper corporate distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS


In the fiscal years ended April 2000 and April 2001, our Chairman, President and Chief Executive Officer, Terry G. Bowering, received a salary of $52,000 and $38,000, respectively. Mr. Douglas Bolen, acting as Secretary and Director, received a salary of $18,000 during the fiscal year ended April 2000 and in the fiscal year ended April 2001. In the current fiscal year, Mr. Bowering is not receiving a salary but is reimbursed for business travel expenses. Currently, no other Directors or Officers are receiving a salary. The members of our Board are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members.

There are no written employment contracts or agreements with any executive officers or contract employees. Employee salaries are set by the Members of the Board of Directors.



ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES


To date, we have not authorized the issuance nor granted any Employee Stock Options pursuant to a Non-Qualified Stock Option Plan to any Officers, Directors, Consultants, or Employees.



ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


A related party transaction took place between Geneva Overseas Holdings Ltd. and Net-Force Systems Inc. Geneva Overseas Holdings Ltd. is controlled by the President of Net-Force Systems Inc., Mr. Terry G. Bowering. Geneva Overseas Holdings Ltd. provided a total of $214,483 in shareholder loans to Net-Force Systems Inc. On September 15, 2001, Geneva Overseas Holdings Ltd. entered into an agreement with Net-Force Systems Inc. to convert the principal and accrued interest at that date on the loans to equity at $0.10 per share. The total shares issued to Geneva Overseas Holdings Ltd. was 2,144,830. (See Financial Statements, Note 5 - Material Events).

We are not aware of any other transactions or proposed transactions in respect of which we were or are to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.





Registration Statement                                                 Page 35

                             NET-FORCE SYTEMS, INC.



PART II


ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The securities to be registered pursuant to this Form 20-F are all of the authorized Common Stock of Net-Force Systems Inc. Holders of the Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, except that in the election of Directors, each shareholder of Common Stock shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the Articles of Incorporation or the By-Laws. The total amount of shares authorized by the Company's Articles of Incorporation is 150,000,000. Of these, 100,000,000 are Common Stock and 50,000,000 are
Preferred Stock. There has been no issuance of any Preferred stock. Dividend, voting, conversion rights, liquidation rights and other rights of the Preferred Stock, if any, will be established by the Board of Directors upon issuance.

The Company has never declared or paid cash dividends on the common stock of the Company. Management intends to retain all available funds and any future earnings for use in the operation and expansion of the business and does not anticipate paying any cash dividends in the foreseeable future.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


There is no public trading market for the common equity shares of the registrant. If the registrant successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Bulletin Board Service. As of January 28, 2002, there are approximately 38 equity holders of record of the Company's Common Stock. As of January 28, 2002, there are 2,500,000 shares of the Company's Common Stock subject to outstanding warrants to purchase or securities convertible into Common Stock of the Company.

The number of shares eligible for trading will be all of the Common Stock except that which is owned by management of the Company. The Management of the Company currently owns an aggregate of 13,372,700 shares, which can be sold only in compliance with Rule 144. There have been no cash dividends declared since the inception of the Company its subsidiaries. There are no restrictions that would limit the ability to pay dividends on common equity or that are likely to do so in the future.



PART IV

ITEM 17. FINANCIAL STATEMENTS

N/A

ITEM 18.     FINANCIAL STATEMENTS


i.      NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT OCTOBER 31, 2001

ii.     NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001













Registration Statement                                                 Page 36

NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT OCTOBER 31, 2001














                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       October 31, 2001 and April 30, 2001

































Registration Statement                                                 Page 37

                             NET-FORCE SYSTEMS INC.
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                                    October 31,          April 30,
                                                                       2001                2001
                                                                ------------------  ------------------
                                                                   (Unaudited)

CURRENT ASSETS

   Cash                                                         $           33,005  $           33,292
   Accounts Receivable, net                                                 39,818               9,805
   Reserves and deposits with credit card processors                        45,519              30,858
   Prepaid expenses                                                         20,000                   -
                                                                ------------------  ------------------

     Total Current Assets                                                  138,342              73,955
                                                                ------------------  ------------------

PROPERTY AND EQUIPMENT                                                      22,630              26,551
                                                                ------------------  ------------------

OTHER ASSETS

   Player deposits                                                          87,367              73,828
   Deposits                                                                  4,792               3,193
   Gaming license                                                           41,667              91,667
                                                                ------------------  ------------------

     Total Other Assets                                                    113,826             168,688
                                                                ------------------  ------------------

     TOTAL ASSETS                                               $          294,798  $          269,194
                                                                ==================  ==================























Registration Statement                                                 Page 38





                             NET-FORCE SYSTEMS INC.
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                    October 31,          April 30,
                                                                       2001                2001
                                                                ------------------  ------------------
                                                                   (Unaudited)

CURRENT LIABILITIES

   Accounts payable                                             $           25,432  $           42,400
   Accrued expenses                                                         25,205              24,351
   Interest payable - related party                                             14               4,243
   Interest payable                                                              -              81,707
   Stock subscription payable                                                    -              50,000
   Player deposits                                                          87,367              73,828
   Current portion note payable - related party                                  -               2,025
   Current portion note payable                                                  -             495,000
                                                                ------------------  ------------------

     Total Current Liabilities                                             138,018             773,554
                                                                ------------------  ------------------

LONG-TERM DEBT

   Note payable - related party                                              2,500             128,596
   Note payable                                                                  -              50,000
                                                                ------------------  ------------------

     Total Long-Term Debt                                                    2,500             178,596
                                                                ------------------  ------------------

     Total Liabilities                                                     140,518             952,150
                                                                ------------------  ------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of $0.001 par
    value, zero issued and outstanding                                           -                   -
   Common stock: 100,000,000 shares authorized of $0.001
    par value, 16,906,033 and 7,500,000 shares issued and
    outstanding, respectively.                                              16,906               7,500
   Additional paid-in capital                                            1,129,197             198,000
   Accumulated deficit                                                    (991,823)           (888,456)
                                                                ------------------  ------------------

     Total Stockholders' Equity (Deficit)                                  154,280            (682,956)
                                                                ------------------  ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                                 $          294,798  $          269,194
                                                                ==================  ==================



Registration Statement                                                 Page 39

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Operations
                                   (Unaudited)



                                                   For the                           For the
                                              Six Months Ended                   Three Months Ended
                                                 October 31,                       October 31,
                                      ---------------------------------   ---------------------------------
                                            2001              2000              2001             2000
                                      ----------------  ---------------   ---------------  ----------------
REVENUE

   Sales                              $        292,544  $       106,445   $       169,557  $         50,932
   Cost of sales                               187,421           57,564            76,567             4,012
                                      ----------------  ---------------   ---------------  ----------------

     Gross Margin                              105,123           48,881            92,990            46,920
                                      ----------------  ---------------   ---------------  ----------------

EXPENSES

   General and administrative                  120,552          354,339            85,546           200,195
   Depreciation and amortization                54,388            3,994            27,206             1,997
                                      ----------------  ---------------   ---------------  ----------------

     Total Expenses                            174,940          358,333           112,752           202,192
                                      ----------------  ---------------   ---------------  ----------------

LOSS FROM OPERATIONS                           (69,817)        (309,452)          (19,762)         (155,272)
                                      ----------------  ---------------   ---------------  ----------------

OTHER INCOME (EXPENSE)

   Interest income                                   -              204                 -               204
   Other income                                    493           10,687                 -             4,257
   Interest expense                            (34,043)         (37,126)          (11,831)          (18,563)
                                      ----------------  ---------------   ---------------  ----------------

     Total Other Income (Expense)              (33,550)         (26,235)          (11,831)          (14,102)
                                      ----------------  ---------------   ---------------  ----------------

PROVISION FOR INCOME TAX                             -                -                 -                 -
                                      ----------------  ---------------   ---------------  ----------------

NET LOSS                              $       (103,367) $      (335,687)  $       (31,593) $       (169,374)
                                      ================  ===============   ===============  ================

BASIC LOSS PER SHARE                  $          (0.01) $         (0.05)  $         (0.00) $          (0.03)
                                      ================  ===============   ===============  ================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                          9,824,516        6,838,798        12,149,031         6,181,319
                                      ================  ===============   ===============  ================













Registration Statement                                                 Page 40

                             NET-FORCE SYSTEMS, INC.
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                      Common Stock               Additional
                                             ------------------------------       Paid-in         Accumulated
                                                 Shares          Amount            Capital          Deficit
                                             --------------  --------------     -------------    -------------

Balance, March 1, 1999                                  -    $           -      $          -     $          -

March 1, 1999, common stock
 issued to founders for cash at
 $0.001 per share                               5,500,000            5,500                 -                -

April 22, 1999, common stock
 issued for cash at $0.01 per
 share                                          3,000,000            3,000            27,000                -

Net loss from inception on
 March 1, 1999 through
 April 30, 1999                                         -                -                 -           (6,493)
                                             --------------  --------------     -------------    -------------

Balance, April 30, 1999                         8,500,000            8,500            27,000           (6,493)

Net loss for the year ended
 April 30, 2000                                         -                -                 -         (397,366)
                                             --------------  --------------     -------------    -------------

Balance, April 30, 2000                         8,500,000            8,500            27,000         (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                               (3,000,000)          (3,000)          (27,000)               -

September 30, 2000, common
 stock issued for cash at $0.10
 per share                                      2,000,000            2,000           198,000                -

Net loss for the year ended
 April 30, 2001                                         -                -                 -         (484,597)
                                             --------------  --------------     -------------    -------------

Balance, April 30, 2001                         7,500,000    $       7,500      $    198,000     $   (888,456)
                                             --------------  --------------     -------------    -------------













Registration Statement                                                 Page 41





                             NET-FORCE SYSTEMS, INC.
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                      Common Stock               Additional
                                             ------------------------------       Paid-in         Accumulated
                                                 Shares          Amount            Capital          Deficit
                                             --------------  --------------     -------------    -------------

Balance forward                                 7,500,000    $       7,500      $    198,000     $   (888,456)

August 15, 2001, common stock
 issued for services at $0.10 per
 share (unaudited)                                200,000              200            19,800                -

September 15, 2001, common
 stock issued for debt at $0.10 per
 share (unaudited)                              2,144,830            2,145           212,338                -

September 15, 2001, common
 stock issued for debt at $0.10
 per share (unaudited)                          6,027,870            6,028           596,759                -

September 20, 2001, common
 stock issued for debt at $0.10
 per share (unaudited)                            533,333              533            52,800                -

October 2, 2001, common
 stock issued for debt at $0.10
 per share (unaudited)                            500,000              500            49,500                -

Net loss for the six months
 ended October 31, 2001
  (unaudited)                                           -                -                 -         (103,367)
                                             --------------  --------------     -------------    -------------

Balance, October 31, 2001
 (unaudited)                                   16,906,033    $      16,906      $  1,129,197     $   (991,823)
                                             ==============  ==============     =============    =============

















Registration Statement                                                 Page 42

                             NET-FORCE SYSTEMS, INC.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                           For the
                                                                                       Six Months Ended
                                                                                         October 31,
                                                                            --------------------------------------
                                                                                   2001                2000
                                                                            ------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                                 $         (103,367) $         (335,687)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                                                      54,388               3,994
   Stock issued for services                                                            20,000                   -
   Changes in assets and liabilities:
     (Increase) decrease in accounts receivables and other assets                      (63,551)            (65,061)
     (Increase) in reserves and deposits                                               (16,261)                  -
     Increase (decrease) in accounts payable and other
       current liabilities                                                             (16,111)             44,028
     Increase in accrued interest                                                       29,409              37,126
     Increase in accrued interest - related party                                        4,634                   -
     Increase (decrease) in player deposits                                             13,539              48,368
                                                                            ------------------  ------------------

       Net Cash Used by Operating Activities                                           (77,320)           (267,232)
                                                                            ------------------  ------------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of fixed assets                                                      333                   -
   Purchase of fixed assets                                                               (800)             (3,871)
                                                                            ------------------  ------------------

       Net Cash Used by Investing Activities                                              (467)             (3,871)
                                                                            ------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Common stock repurchase                                                                   -             (30,000)
   Proceeds from notes payable - related party                                          80,000              60,000
   Payment on notes payable - related party                                             (2,500)                  -
   Common stock issued for cash                                                              -             200,000
                                                                            ------------------  ------------------

       Net Cash Provided by financing Activities                                        77,500             230,000
                                                                            ------------------  ------------------

NET INCREASE (DECREASE) IN CASH                                                           (287)            (41,103)

CASH AT BEGINNING OF PERIOD                                                             33,292             131,269
                                                                            ------------------  ------------------

CASH AT END OF PERIOD                                                       $           33,005  $           90,166
                                                                            ==================  ==================

CASH PAID FOR:

   Interest                                                                 $                -  $                -
   Income taxes                                                             $                -  $                -


Registration Statement                                                 Page 43





                             NET-FORCE SYSTEMS, INC.
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                                                           For the
                                                                                       Six Months Ended
                                                                                         October 31,
                                                                            --------------------------------------
                                                                                   2001                2000
                                                                            ------------------  ------------------

NON-CASH FINANCING ACTIVITIES:

   Issuance of stock for services                                           $           20,000  $                -
   Issuance of stock for debt                                               $          706,116  $                -
   Issuance of stock for related party debt                                 $          214,483  $                -






































Registration Statement                                                 Page 44

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       October 31, 2001 and April 30, 2001


NOTE 1 -  BASIS OF FINANCIAL STATEMENT PRESENTATION

          The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto included in its April 30, 2001 Annual Report on Form 20-F. Operating results for the six months ended October 31, 2001 are not necessarily indicative of the results that may be expected for the year ending April 30, 2002.


NOTE 2 -  RECENT ACCOUNTING PRONOUNCEMENT

          The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the company's consolidated financial statements.

          The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.








Registration Statement                                                 Page 45

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       October 31, 2001 and April 30, 2001


NOTE 2 -  RECENT ACCOUNTING PRONOUNCEMENT (Continued)

          The Company had adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

          In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

          SFAS  No.'s  141 and 142 -- In June  2001,  the  Financial  Accounting
          ------------------------
          Standards Board (FASB) adopted Statement of Financial Accounting Standards SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective as to any business combination occurring after June 30, 2001 and certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date that SFAS No. 142 is applied in its entirety, which will be January 1, 2002 for the Company. SFAS No. 142 is effective, generally, in fiscal years beginning after December 15, 2001, which will be the fiscal year ending April 30, 2002 for the Company.

          SFAS No. 141 provides standards for accounting for business combinations. Among other things, it requires that only the purchase method of accounting be used and that certain intangible assets acquired in a business combination (i.e. those that result from contractual or other legal rights or are separable) be recorded as an asset apart from goodwill. The transition provisions require that an assessment be made of previous business combinations and, if appropriate, reclassifications be made to or from goodwill to adjust the recording of intangible assets such that the criteria for recording intangible assets apart from goodwill is applied to the previous business combinations.













Registration Statement                                                 Page 46

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       October 31, 2001 and April 30, 2001


NOTE 2 -  RECENT ACCOUNTING PRONOUNCEMENT (Continued)

          SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually assessed for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. Upon adoption of SFAS No. 142, the Company will assess whether an impairment loss should be recognized and measured by comparing the fair value of the "reporting unit" to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill" (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill will be adjusted to the implied fair value.

          While the Company has not completed the process of determining the effect of these new accounting pronouncements on its consolidated financial statements, the Company currently expects that there will be no reclassification in connection with the transition provisions of SFAS No. 141 based on clarifications of the transition provisions issued by the FASB in October 2001. Accordingly, the Company expects that, after implementation of SFAS No. 142, all intangible assets will be amortizable and the goodwill will not be amortizable.


NOTE 3 -  SUBSEQUENT ACCOUNTING PRONOUNCEMENTS

          SFAS No. 143 -- On August 16,  2001,  the FASB  issued  SFAS No.  143,
          ------------
          "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 143 on the Company's consolidated financial statements, when it becomes effective, will not be significant.





Registration Statement                                                 Page 47

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       October 31, 2001 and April 30, 2001


NOTE 3 -  SUBSEQUENT ACCOUNTING PRONOUNCEMENTS (Continued)

          SFAS No. 144 - On October 3, 2001, the Financial  Accounting Standards
          ------------
          Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business."

          SFAS 144  develops  one  accounting  model (based on the model in SFAS
          121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.

          While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 144 on the Company's consolidated financial statements, when it becomes effective, will not be significant.


NOTE 4 -  GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through April 30, 2001 and has a significant working capital deficit. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of equity issuances. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. The Company expects that operations will increase in 2002, and will start to provide cash flows from operations and expansion. The Company expects that it will need $480,000 to $600,000 additional funds for operations and expansion in 2002.








Registration Statement                                                 Page 48

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       October 31, 2001 and April 30, 2001


NOTE 5 -  MATERIAL EVENTS

          Common Stock
          ------------

          On August 15, 2001, the Company issued 200,000 shares of common stock valued at $0.10 per share, to a director for services and consulting.

          On September 15, 2001, the Company converted the related party note payable of $208,121 and accrued interest of $6,362 into equity by issuing 2,144,830 shares of common stock at $0.10 per share for a total of $214,483.

          On September 15, 2001, the Company converted a note payable of $495,000 and accrued interest of $107,783 into equity by issuing 6,027,830 shares of common stock at $0.10 per share for a total of $602,783.

          On September 15, 2001, the Company converted a note payable of $50,000 and accrued interest of $3,333 into equity by issuing 533,333 shares of common stock at $0.10 per share for a total of $53,333.

          On October 2, 2001, the Company converted the stock subscription payable of $50,000 into equity by issuing 500,000 shares of common stock at $0.10 per share.

          506 regulation D
          ----------------

          On November 15, 2001, the board of directors approved a best efforts private placement equity fundraising under Rule 506 of Regulation D for up to 500,000 shares at $0.10 per share. The Company has raised $-0- as of the date of the audit report.






















Registration Statement                                                 Page 49

NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001
















                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2001 and 2000





























Registration Statement                                                 Page 50

                                 C O N T E N T S


Independent Auditors' Report................................................ 3

Consolidated Balance Sheet.................................................. 4

Consolidated Statements of Operations....................................... 6

Consolidated Statements of Stockholders' Equity (Deficit)................... 7

Consolidated Statements of Cash Flows....................................... 8

Notes to the Consolidated Financial Statements............................. 10
































Registration Statement                                                 Page 51

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors
Net-Force Systems Inc.
Antigua, West Indies

We have audited the accompanying consolidated balance sheets of Net-Force Systems Inc. as of April 30, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended April 30, 2001, 2000, and from inception on March 1, 1999 through April 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net-Force Systems Inc. as of April 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years ended April 30, 2001, 2000, and from inception on March 1, 1999 through April 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company's recurring losses from operations and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
January 2, 2002

                                     Page 3



Registration Statement                                                 Page 52

                             NET-FORCE SYSTEMS INC.
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                                      April 30,
                                                      ----------------------------------------
                                                             2001                  2000
                                                      ------------------    ------------------

CURRENT ASSETS

   Cash                                               $          33,292     $         131,269
   Accounts receivable, net                                       9,805                     -
   Reserves and deposits with credit card
    processors (Note 8)                                          30,858                     -
   Prepaid expenses                                                   -                34,698
   Other current assets                                               -                 2,593
                                                      ------------------    ------------------

     Total Current Assets                                        73,955               168,560
                                                      ------------------    ------------------

PROPERTY AND EQUIPMENT (Note 2)                                  26,551                40,891
                                                      ------------------    ------------------

OTHER ASSETS

   Player deposits (Note 9)                                      73,828                     -
   Deposits                                                       3,193                12,061
   Gaming license (Note 10)                                      91,667                     -
                                                      ------------------    ------------------

     Total Other Assets                                         168,688                12,061
                                                      ------------------    ------------------

     TOTAL ASSETS                                     $         269,194     $         221,512
                                                      ==================    ==================










                                     Page 4










Registration Statement                                                 Page 53





                             NET-FORCE SYSTEMS INC.
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                      April 30,
                                                      ----------------------------------------
                                                             2001                  2000
                                                      ------------------    ------------------
CURRENT LIABILITIES

   Accounts payable                                   $          42,400     $          37,157
   Accrued expenses                                              24,351                     -
   Interest payable - related party                               4,243                     -
   Interest payable                                              81,707                55,690
   Stock subscription payable                                    50,000                     -
   Player deposits (Note 9)                                      73,828                     -
   Current portion note payable - related party
    (Note 3)                                                      2,025                 2,024
   Current portion notes payable (Note 4)                       495,000                     -
                                                      ------------------    ------------------

     Total Current Liabilities                                  773,554                94,871
                                                      ------------------    ------------------

LONG-TERM DEBT

   Note payable - related party (Note 3)                        128,596                     -
   Notes payable (Note 4)                                        50,000               495,000
                                                      ------------------    ------------------

     Total Long-Term Debt                                       178,596               495,000
                                                      ------------------    ------------------

     Total Liabilities                                          952,150               589,871
                                                      ------------------    ------------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of
    $0.001 par value, zero issued and outstanding                     -                     -
   Common stock: 100,000,000 shares authorized
    of $0.001 par value, 7,500,000 and 8,500,000                  7,500                 8,500
    shares issued and outstanding, respectively
   Additional paid-in capital                                   198,000                27,000
   Accumulated deficit                                         (888,456)             (403,859)
                                                      ------------------    ------------------

     Total Stockholders' Equity (Deficit)                      (682,956)             (368,359)
                                                      ------------------    ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                 $         269,194     $         221,512
                                                      ==================    ==================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 54

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Operations


                                                                       For the                        From
                                                                     Years Ended                  Inception on
                                                                      April 30,                  March 1, 1999
                                                        -------------------------------------   Through April 30,
                                                               2001               2000                1999
                                                        ------------------ ------------------  ------------------

REVENUE

   Sales                                                $         318,490  $           1,399   $               -
   Cost of sales                                                  217,769              1,477                   -
                                                        ------------------ ------------------  ------------------

     Gross Margin (Deficit)                                       100,721                (78)                  -
                                                        ------------------ ------------------  ------------------

EXPENSES

   General and administrative                                     489,278            349,175               6,493
   Depreciation and amortization                                   18,241              6,428                   -
                                                        ------------------ ------------------  ------------------

     Total Expenses                                               507,519            355,603               6,493
                                                        ------------------ ------------------  ------------------

LOSS FROM OPERATIONS                                             (406,798)          (355,681)             (6,493)
                                                        ------------------ ------------------  ------------------

OTHER INCOME (EXPENSE)

   Loss on disposal of assets                                      (6,700)                 -                   -
   Gain on sale of assets                                             491                  -                   -
   Interest income                                                  1,013              3,635                   -
   Other income                                                     7,656             10,370                   -
   Interest expense                                               (80,259)           (55,690)                  -
                                                        ------------------ ------------------  ------------------

     Total Other Income (Expense)                                 (77,799)           (41,685)                  -
                                                        ------------------ ------------------  ------------------

PROVISION FOR INCOME TAX                                                 -                 -                   -
                                                        ------------------ ------------------  ------------------

NET LOSS                                                $        (484,597) $        (397,366) $           (6,493)
                                                        ==================  =================  ==================

BASIC LOSS PER SHARE                                    $           (0.07) $           (0.05) $            (0.01)
                                                        =================== =================  ==================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                             7,171,233          8,500,000             969,863
                                                        ==================  ================== ==================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 55

                             NET-FORCE SYSTEMS INC.
            Consolidated Statements of Stockholders' Equity (Deficit)



                                                    Common Stock              Additional
                                           ------------------------------       Paid-in        Accumulated
                                               Shares          Amount           Capital          Deficit
                                           --------------  --------------   -------------    -------------

Balance, March 1, 1999                                 -   $           -    $          -     $          -

March 1, 1999, common stock
 issued to founders for cash at
 $0.001 per share                              5,500,000           5,500               -                -

April 22, 1999, common stock
 issued for cash at $0.01 per
 share                                         3,000,000           3,000          27,000                -

Net loss from inception on
 March 1, 1999 through
 April 30, 1999                                        -               -               -           (6,493)
                                           --------------  --------------   -------------    -------------

Balance, April 30, 1999                        8,500,000   $       8,500    $     27,000     $     (6,493)

Net loss for the year ended
 April 30, 2000                                        -               -               -         (397,366)
                                           --------------  --------------   -------------    -------------

Balance, April 30, 2000                        8,500,000           8,500          27,000         (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                              (3,000,000)         (3,000)        (27,000)               -

September 30, 2000, common
 stock issued for cash at $0.10
 per share                                     2,000,000           2,000         198,000                -

Net loss for the year ended
 April 30, 2001                                        -               -               -         (484,597)
                                           --------------  --------------   -------------    -------------

Balance, April 30, 2001                        7,500,000   $       7,500    $    198,000     $   (888,456)
                                           ==============  ==============   =============    =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 56

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Cash Flows


                                                                       For the                        From
                                                                     Years Ended                  Inception on
                                                                      April 30,                  March 1, 1999
                                                        -------------------------------------   Through April 30,
                                                               2001               2000                1999
                                                        ------------------ ------------------  ------------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                             $        (484,597)  $       (397,366)  $          (6,493)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                                 18,241              6,428                   -
     Gain on sale of asset                                           (491)                 -                   -
     Loss on disposal of assets                                     6,700                  -                   -
   Changes in assets and liabilities:
     (Increase) in reserves and deposits                          (30,858)                 -                   -
     (Increase) in accounts receivables                            (7,212)           (49,352)                  -
     Decrease in prepaid expenses                                  34,698                  -                   -
     Decrease in other assets                                     (64,960)                 -                   -
     (Increase) in license                                       (100,000)                 -                   -
     Increase in accounts payable                                   5,243             34,681               4,500
     Increase in accrued interest                                  26,017             55,690                   -
     Increase in accrued interest - related party                   4,243                  -                   -
     Increase in accrued expense                                   24,351                  -                   -
     Increase in player deposit                                    73,828                  -                   -
                                                        ------------------ ------------------  ------------------

       Net Cash (Used) by Operating Activities                   (494,797)          (349,919)             (1,993)
                                                        ------------------ ------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                        (3,704)           (47,319)                  -
   Proceeds from sale of fixed assets                               1,927                  -                   -
                                                        ------------------ ------------------  ------------------

       Net Cash (Used) by Investing Activities                     (1,777)           (47,319)                  -
                                                        ------------------  ------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable - related party                    128,597                  -                   -
   Proceeds from notes payable                                     50,000            495,000                   -
   Increase in stock subscription payable                          50,000                  -                   -
   Common stock issued for cash                                   200,000                  -              35,500
   Repurchase of and cancellation of common stock                 (30,000)                 -                   -
                                                        ------------------ ------------------  ------------------

       Net Cash Provided by Financing Activities                  398,597            495,000              35,500
                                                        ------------------ ------------------  ------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                     Page 8




Registration Statement                                                 Page 57





                             NET-FORCE SYSTEMS INC.
                Consolidated Statements of Cash Flows (Continued)



                                                                       For the                        From
                                                                     Years Ended                  Inception on
                                                                      April 30,                  March 1, 1999
                                                        -------------------------------------   Through April 30,
                                                               2001               2000                1999
                                                        ------------------ ------------------  ------------------


NET INCREASE (DECREASE) IN CASH                                   (97,977)            97,762              33,507

CASH AT BEGINNING OF PERIOD                                       131,269             33,507                   -
                                                        ------------------ ------------------  ------------------

CASH AT END OF PERIOD                                   $          33,292   $        131,269   $          33,507
                                                        ================== ==================  ==================

CASH PAID FOR:

   Interest                                             $          50,000   $              -   $               -
   Income taxes                                         $               -   $              -   $               -























              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 58

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS

          The Company was incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda as Net-Force Systems Inc.

          The Company will be engaged in all business activities permitted under the International Business Corporations Act of 1982 except International Banking, Trust and Insurance. It will generally carry on the business of an investment and holding company.

          On August 5, 1999, a wholly-owned subsidiary, Net Force Entertainment Inc. (Entertainment) was incorporated under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda. This subsidiary company will be engaged in all aspect of International betting, gaming, sports betting and bookmaking but with a major emphasis on internet gaming.

          Entertainment has been granted a gaming license by the Antigua and Barbuda Free Trade & Processing zone and has also entered into a software gaming license with Softec Systems for the operation of an internet casino. The Company commenced operations in April 2000.


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          a.   Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected an April 30 year end.

          b.   Basic Loss Per Share

          Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                       For the                           From
                                                     Years Ended                     Inception on
                                                      April 30,                     March 1, 1999
                                       ---------------------------------------    Through April 30,
                                              2001                2000                   1999
                                       ------------------  -------------------    ------------------
          Basic loss per share:

          Numerator - net loss         $        (484,597)  $         (397,366)    $          (6,493)
          Denominator - weighted
           average number of
           shares outstanding                  7,171,233            8,500,000               969,863
                                       ------------------  -------------------    ------------------

          Loss per share               $           (0.07)  $            (0.05)    $           (0.01)
                                       ==================  ===================    ==================

Registration Statement                                                 Page 59

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          c.   Provision for Taxes

          The Company's operations are within the Jurisdiction of St. John's, Antigua, where there is no corporate income tax.

          d.   Cash and Cash Equivalents

          The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalent.

          e. Principles of Consolidation

          The April 30, 2001 financial statements are consolidated with the Company and Entertainment. All significant intercompany accounts and transaction have been eliminated.

          f.   Property and Equipment

          Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Software is depreciated over a life of 5 years. Depreciation expense for continuing operations for the years ended April 30, 2001, 2000 and 1999 was $9,908, $6,428, and $-0-, respectively.

          Property and equipment consists of the following:

                                                           April 30,
                                            ---------------------------------------
                                                   2001                 2000
                                            ------------------   ------------------

          Vehicles                          $           3,704    $               -
          Computer equipment                           19,450               19,550
          Computer software                            10,000               10,000
          Office furniture and equipment                6,274                8,101
          Leasehold improvements                            -                9,668
          Accumulated depreciation                    (12,877)              (6,428)
                                            ------------------   ------------------

          Net Property and Equipment        $          26,551    $          40,891
                                            ==================   ==================

Registration Statement                                                 Page 60

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          g.   Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          h.   Recent Accounting Pronouncements

          The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the company's consolidated financial statements.

          The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

          The Company had adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

Registration Statement                                                 Page 61

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i.   Subsequent Accounting Pronouncements

          In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

          SFAS  No.'s  141 and 142 -- In June  2001,  the  Financial  Accounting
          Standards Board (FASB) adopted Statement of Financial Accounting Standards SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective as to any business combination occurring after June 30, 2001 and certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date that SFAS No. 142 is applied in its entirety, which will be January 1, 2002 for the Company. SFAS No. 142 is effective, generally, in fiscal years beginning after December 15, 2001, which will be the fiscal year ending April 30, 2002 for the Company.

          SFAS No. 141 provides standards for accounting for business combinations. Among other things, it requires that only the purchase method of accounting be used and that certain intangible assets acquired in a business combination (i.e. those that result from contractual or other legal rights or are separable) be recorded as an asset apart from goodwill. The transition provisions require that an assessment be made of previous business combinations and, if appropriate, reclassifications be made to or from goodwill to adjust the recording of intangible assets such that the criteria for recording intangible assets apart from goodwill is applied to the previous business combinations.

          SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually assessed for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. Upon adoption of SFAS No. 142, the Company will assess whether an impairment loss should be recognized and measured by comparing the fair value of the "reporting unit" to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill" (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill will be adjusted to the implied fair value.

Registration Statement                                                 Page 62

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i.   Subsequent Accounting Pronouncements (Continued)

          While the Company has not completed the process of determining the effect of these new accounting pronouncements on its consolidated financial statements, the Company currently expects that there will be no reclassification in connection with the transition provisions of SFAS No. 141 based on clarifications of the transition provisions issued by the FASB in October 2001. Accordingly, the Company expects that, after implementation of SFAS No. 142, all intangible assets will be amortizable and the goodwill will not be amortizable.

          SFAS No. 143 -- On August 16, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 143 on the Company's consolidated financial statements, when it becomes effective, will not be significant.

          SFAS No. 144 - On October 3, 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business."

          SFAS 144  develops  one  accounting  model (based on the model in SFAS
          121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.

Registration Statement                                                 Page 63

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i.   Subsequent Accounting Pronouncements (Continued)

          While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 144 on the Company's consolidated financial statements, when it becomes effective, will not be significant.

          j.   Revenue Recognition Policy

                    Net Monthly RevenueRoyalty Fee Payable
                    --------------------------------------

                    0 to $500,000                                25%
                    $500,001 to $1,000,000                       20%
                    $1,000,001 to $5,000,000                     15%
                    $5,000,001 to $10,000,000                    12.5%
                    $10,000,001 plus                             10%

          The Company renegotiated the 25% factor down to 15% for the period from September 2000 through August 2000, after which the factor rose to 25% again.

          k.   Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred.

          l.   Long-Lived Assets

          In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 144 and apply the provisions thereof.

          m.   Foreign Currency Translation

          Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period end exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period. Foreign exchange currency translation adjustments are included in the stockholders' equity section as other comprehensive income. The Company operates with East Caribbean Dollars
          (EC).  The exchange  rate between the EC and the United  States Dollar
          (USD) is always constant at .37453. This constant exchange rate makes it unnecessary to have a foreign exchange translation adjustment in the stockholder's equity section.

Registration Statement                                                 Page 64

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          n.   Concentrations of Risk - Foreign Operations

          The Company operates in St. John's which has a developing economy. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in St John's. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in St. John's in which the Company operates could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

          o.   Reclassifications

          Certain prior year amounts have been reclassified to conform to 2001 presentation.


NOTE 3 -  NOTE PAYABLE - RELATED PARTY

          Geneva Overseas Holdings Ltd. (A Company                        April 30,
           controlled by the president of the Company)         ------------------------------
           made advances to the Company totaling                    2000            1999
           $128,596.  These advances have an interest          --------------  --------------
           rate of 8% annually.  This note is unsecured.       $     130,621   $       2,024

          Less Current Portion                                         2,025           2,024
                                                               --------------  --------------

          Total Long-Term Debt -Related Party                  $     128,596   $           -
                                                               ==============  ==============

          The following is a summary of the future maturities of the long-term debt-related party:

                                                For the
                                              Year Ended
                                                April 30,
                                             ------------

                                                 2002       $       2,025
                                                 2003              68,596
                                                 2004              60,000
                                                 2005                   -
                                                            --------------
                                                            $     130,621
                                                            ==============

Interest expense for the years ending April 30, 2000, 2000 and 1999 was $4,243, $-0- and $-0-,respectively.

Registration Statement                                                 Page 65

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 4 -  NOTES PAYABLE

                                                                        April 30,
          Note payable to Mountain High Management Inc.      ------------------------------
           dated July 13, 1999, accruing interest at 15%          2000            1999
           annually, due on July 29, 2001.  This note is     --------------  --------------
           unsecured.                                        $     495,000   $     495,000

          Note payable to Low Tide Investments, dated
           November 1, 2001, accruing interest at 8%
           annually, due on November 1, 2004. This note
           is unsecured.                                            50,000               -
                                                             --------------  --------------

          Total Notes Payable                                      545,000         495,000

          Less Current Portion                                     495,000               -
                                                             --------------  --------------

          Total Long-Term Debt                               $      50,000   $     495,000
                                                             ==============  ==============


          The following is a summary of the future maturities of the long-term debt:

                                                                For the
                                                               Year Ended
                                                                April 30,
                                                               ----------

                                             2002           $      495,000
                                             2003                        -
                                             2004                   50,000
                                             2005                        -
                                                            ---------------

                                                            $      545,000
                                                            ===============

          Interest expense for the years ending April 30, 2001, 2000 and 1999 was $76,016, $55,690, and $-0- respectively.


NOTE 5 -  GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through April 30, 2001 and has a significant working capital deficit. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of equity issuances. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. The Company expects that operations will increase in 2002, and will start to provide cash flows from operations and expansion. The Company expects that it will need $480,000 to $600,000 additional funds for operations and expansion in 2002.

Registration Statement                                                 Page 66

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 6 -  STOCK TRANSACTIONS

          On March 1, 1999, the Company issued 5,500,000 shares of common stock to founders of the Company for $5,500 of cash. The shares were sold at the par value of $0.001.

          On April 22, 1999, the Company sold 3,000,000 shares of common stock to related investors for cash of $30,000 at $0.01 per share.

          On July 1, 2000, the Company repurchased and canceled 3,000,000 shares of common stock at $0.01 per share or $30,000 of cash.

          On September 30, 2000, the Company issued 2,000,000 shares of common stock at $0.10 per share for $200,000 of cash.


NOTE 7 -  COMMITMENTS AND CONTINGENCIES

          Software Licensing Agreement

          In the first quarter of 1999, the Company entered into a software licensing agreement with Softec Systems Caribbean Inc. (Softec), to provide online-gaming software and hardware services. The license agreement calls for a commitment by the Company to spend a minimum of 10% of the previous months net revenue (based on a yearly average) for ongoing promotion and marketing. The marketing obligation only applies to the first 365 days of operation. The license agreement also calls for sharing of net revenues based on a specific formula agreed to by the Company and Softec. The license agreement may be terminated by the Company at the end of any one-year term or by softec at the end of any one-year term subsequent to the first year of the agreement.

          All of the Company's websites and advertising are directly linked to Softec's software. Softec manages the software as well as the upkeep and maintenance. The Company is highly dependent, therefore, on Softec's ability to maintain the software and keep it running. In the event that the software fails, the Company's business and operations could be strongly affected.

          Private Placement

          On June 1, 2000, the board of directors approved a Regulation S Private Placement for 2,500,000 shares of common stock to be sold at $0.10 per share. Each share sold has an attached warrant exercisable at $2.00 per share which expires on December 31, 2002. The Company has received $250,000 and issued 2,500,000 shares pursuant to the Private Placement.

Registration Statement                                                 Page 67

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 7 -  COMMITMENTS AND CONTINGENCIES (Continued)

          506 Regulation D
          ----------------

          On July 1, 2000, the board of directors approved a best efforts private placement equity fundraising under Rule 506 of Regulation D for up to 2,000,000 shares at $0.50 per share. Each share sold pursuant to this offering is to have an attached warrant exercisable at $4.00 per share. Any warrants issued are to expire on December 31, 2002. The Company has not raised any funds from this offering.


NOTE 8 -  RESERVES AND DEPOSITS WITH CREDIT CARD PROCESSORS

          Reserves and deposits with credit card processors consist of rolling reserves held by merchant banks and funds for transactions processed and awaiting transfer to the Company's bank accounts. As of April 30, 2001 and 2000, the balance of these reserves and deposits were $30,858 and $-0-, respectively.


NOTE 9 -  PLAYER DEPOSITS

          As of April 30, 2001 and 2000, the Company had $73,828 and $-0-, respectively, in cash representing funds held on deposit in the form of e-cash balances. These deposits are non-interest bearing and repayable on demand. These deposits are actually held by a third party for the benefit of the Company.


NOTE 10 - GAMING LICENSE

          The Company is required to purchase a gaming business license on an annual basis. The cost of the license is $100,000 and is amortized over twelve months. Amortization expense for the years ending April 30, 2001 2000, and 1999 was $8,333, $-0- and $-0-, respectively.


NOTE 11 - SUBSEQUENT EVENTS

          Notes Payable - Related Party
          -----------------------------

          Subsequent to April 30, 2001, the Company borrowed from related parties an additional $77,500 in two notes payable. These notes bear an annual interest rate of 8% and are due two years from the note dates.

Registration Statement                                                 Page 68

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and1999


NOTE 11 - SUBSEQUENT EVENTS (Continued)

          Common Stock
          ------------

          On August 15, 2001, the Company issued 200,000 shares of common stock valued at $0.10 per share, to a director for services and consulting.

          On September 15, 2001, the Company converted the related party note payable of $208,121 and accrued interest of $6,362 into equity by issuing 2,144,830 shares of common stock at $0.10 per share for a total of $214,483.

          On September 15, 2001, the Company converted a note payable of $495,000 and accrued interest of $107,783 into equity by issuing 6,027,830 shares of common stock at $0.10 per share for a total of $602,783.

          On September 15, 2001, the Company converted a note payable of $50,000 and accrued interest of $3,333 into equity by issuing 533,333 shares of common stock at $0.10 per share for a total of $53,333.

          On October 2, 2001, the Company issued 500,000 shares of common stock for the subscription payable of $50,000 at $0.10 per share.

          On August 15, 2001, the Company issued 200,000 shares of common stock valued at $0.10 per share, to a director for services and consulting.

          506 regulation D
          ----------------

          On November 15, 2001, the board of directors approved a best efforts private placement equity fundraising under Rule 506 of Regulation D for up to 500,000 shares at $0.10 per share. The Company has raised $-0- as of the date of the audit report.

Registration Statement                                                 Page 69

                             NET-FORCE SYSTEMS INC.



PART III. INDEX TO EXHIBITS


Exhibit 3.1     Articles of Incorporation of Net-Force Systems Inc.
Exhibit 3.2     Bylaws of Net-Force Systems Inc.
Exhibit 3.3     Articles of Incorporation - Net-Force Entertainment Inc.
Exhibit 3.4     Bylaws of Net-Force Entertainment Inc.


Material Contracts
Exhibit 10.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc), Amendment to Software License Agreement
Exhibit 10.2    Government of Antigua and Barbuda Gaming License



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                             Net-Force Systems Inc.
                                  (Registrant)
Date:     January 30, 2002



          /s/ "Terry G. Bowering"
          ----------------------------------------------------
          Terry G. Bowering, President, Chairman of the Board,
          Chief Executive Officer and Director


Date:     January 30, 2002



          /s/ "Dwight Lewis"
          ----------------------------------------------------
          Dwight Lewis, Director

















Registration Statement                                                 Page 70