Form 20-F/A
period 2002-02-14
NET FORCE SYSTEMS INC
filed 2002-04-01
CIK 1084201

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

ITEM 17 [X]     ITEM 18 [ ]

                             NET-FORCE SYTEMS, INC.




                                Table of Contents


FORWARD LOOKING STATEMENTS...................................................1

PART I.......................................................................1

   ITEM 1.  DESCRIPTION OF BUSINESS..........................................1
     I.       BUSINESS DEVELOPMENT...........................................1
        A.       NET-FORCE SYSTEMS INC.......................................1
        B.       NET-FORCE SYSTEMS INC. CORPORATE HISTORY....................2
     II.      BUSINESS OF THE ISSUER.........................................2
     III.     BUSINESS AND MARKETING STRATEGIES..............................4
     IV.      INDUSTRY OVERVIEW..............................................8
        A.       Global Gaming Industry......................................8
        B.       Internet Entertainment Industry............................10
     V.       COMPETITION...................................................12
     VI.      RISKS.........................................................12
        A.       RISKS RELATED TO THE BUSINESS..............................12
        B.       RISKS RELATED TO THE INDUSTRY..............................15
        C.       RISKS RELATED TO SECURITIES MARKETS........................16
     VII.     REGULATORY BACKGROUND.........................................17
     VIII.    DISCLOSURE....................................................21
   ITEM 2.    DESCRIPTION OF PROPERTY.......................................21
   ITEM 3.    INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS......................22
   ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
              AND MANAGEMENT................................................23
   ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITY HOLDERS....................................24
   ITEM 7.    TAXATION......................................................24
   ITEM 8.    SELECTED FINANCIAL DATA.......................................25

SELECTED FINANCIAL DATA.....................................................25

   ITEM 9.    MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND PLAN OF OPERATION...............................26
     I.       PLAN OF OPERATIONS............................................26
        A.       Revenues and Financing.....................................26
        B.       Operations for the Next Twelve Months......................28
        C.       Balance Sheet Data.........................................29
        D.       Liquidity and Capital Resources............................29
        E.       Material Commitments for Capital Expenditures..............29
        F.       Material Commitments for Resources.........................30
        G.       Impact of Inflation........................................30
        H.       Year 2000 Risks and Compliance.............................30
   ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE
              ABOUT MARKET RISK.............................................30
     I.       QUANTITATIVE INFORMATION ABOUT MARKET RISK....................30
     II.      QUALITATIVE INFORMATION ABOUT MARKET RISK.....................30
   ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
              AND CONTROL PERSONS...........................................31
     I.       DIRECTORS AND EXECUTIVE OFFICERS..............................31
   ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS........................33
   ITEM 12.   OPTIONS OT PURCHASE SECURITIES FROM REGISTRANT
              OR SUBSIDIARIES...............................................34
   ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................34

PART II.....................................................................34

   ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED....................34

PART III....................................................................35

   ITEM 17.   FINANCIAL STATEMENTS..........................................35
   ITEM 18.   FINANCIAL STATEMENTS..........................................36

Registration Statement                                                 Page i

                             NET-FORCE SYTEMS, INC.


   NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENTS JANUARY 31, 2002...36 NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENTS OCTOBER 31, 2001...46
   NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001......59
   NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2000......80

PART IV.  INDEX TO EXHIBITS.................................................96

SIGNATURES..................................................................96

        EXHIBIT 3.1  Articles of Incorporation of Net-Force
                     Systems Inc............................................97
        EXHIBIT 3.2  Bylaws of Net-Force Systems Inc.......................100
        EXHIBIT 3.3  Articles of Incorporation - Net-Force
                     Entertainment Inc.....................................107
        EXHIBIT 3.4  Bylaws of Net-Force Entertainment Inc.................110
        EXHIBIT 10.1 Starnet Systems Inc. (formerly Softec
                     Systems Caribbean Inc), Amendment to
                     Software License Agreement............................117
        EXHIBIT 10.2 Government of Antigua and Barbuda
                     Gaming License........................................134
        EXHIBIT 10.3 Sales and Marketing License Agreement.................137
        EXHIBIT 10.4 Antigua Online Gaming Wagering and Gaming
                     Reseller Agreement....................................148







































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


Netforce Entertainment Inc. has entered into a non-exclusive software agreement to license proprietary Internet casino software and systems from World Gaming Plc., a publicly traded corporation domiciled in the United Kingdom and formerly know as Starnet Systems, Inc. Included in this software agreement is a contract between Netforce Entertainment Inc. and EFS Caribbean Inc., a secure online financial transaction processor, to collect and process revenues generated from our Internet gaming websites. The agreement with EFS Caribbean Inc. includes the payment processing fees, terms, and conditions (see Exhibit 10.1). Any reference to the term `master agreement' or `master license' should be defined as having a direct software license agreement with a software provider (World Gaming). A sub-license agreement is defined as being an agreement whereby Netforce Entertainment Inc. acts as licensor of a software provider's (World Gaming) software to a third-party operator in exchange for an up-front fee plus a negotiated a revenue sharing agreement. Typically, there are web-site design and development costs incurred for initial set up and custom-designing a prospective sub-licensee's casino web-site. The commission paid to a sub-licensee starts at 50% of net revenue and moves up incrementally as volume increases. There are currently no sub-licence agreements in place at this time. A marketing agreement (also known as "Partners" or "Affiliates" or "Resellers") is defined as an agreement between Netforce Entertainment Inc. and either a webmaster with an Internet site that has established customer traffic of their own or another casino site linked to our primary casino site as a partner. There is no up-front fee charge for a partner. A monthly commission starting at 25% of the net revenues is paid to these as compensation for sending playing customers to our sites. Special online tracking software provided by World Gaming accounts for an affiliate's customer activity and calculates net revenue upon which the commission is based. We currently have approximately 200 registered partners with marketing agreements in place. Agreements are consummated online by accepting the `terms and conditions' prior to completing the online registration form. We oversee a number of Internet gaming websites under marketing agreements and we have implemented a substantial marketing program with initial advice from World Gaming. Headquartered in Antigua, EFS Caribbean, Inc. is a wholly owned offshore subsidiary of World Gaming Plc. We intend to engage in additional software agreements with other online gaming software providers with the objective of offering a wide variety of online gaming and wagering products and services thus reducing our reliance on any single technology provider and/or software platform.


The Company, including our subsidiaries, employs 6 full time persons on a contract as-needed basis. The individuals are either involved in developing and implementing a marketing strategy for us or are providing website maintenance and development and customer support.


Registration Statement                                                 Page 1

                             NET-FORCE SYTEMS, INC.


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


Netforce Entertainment Inc. currently maintains an international gaming website called Antigua Online Gaming located on the World Wide Web at www.aogaming.com.
                                                              ----------------
Netforce Entertainment Inc. has entered into agreements with software vendors, including, World Gaming, Plc. for the rights to use its proprietary Internet gaming software, and with Electronic Financial Services Caribbean, Inc. for the use of its electronic financial conversion system in relation to the processing of credit cards. Electronic Financial Service Caribbean, Inc. is a wholly owned subsidiary of World Gaming, Plc. (see Exhibit 10.1). For specific terms and fees for payment processing under Electronic Financial Services Caribbean Inc., see
Exhibit 10.1

Registration Statement                                                 Page 2

                             NET-FORCE SYTEMS, INC.




World Gaming, Plc., a United Kingdom, publicly-traded corporation with operating subsidiaries in Antigua is in the business of licensing complete, customized Internet gaming systems to third-party offshore gaming license holders. World Gaming currently supports in excess of 20 such licensees operating worldwide and has endorsed Net-Force Entertainment as a master licensee. World Gaming provides customized software, website development and management on its network, custom database systems to manage player accounts, and technical support. Netforce Entertainment Inc., has entered into a software licensing agreement with World Gaming (See Exhibit 10.1) whereby World Gaming licenses certain Internet casino software to Netforce Entertainment Inc. and has developed the graphical front end of the gaming site in exchange for a one-time payment and an on-going percentage of the gross revenues from our website. (See Exhibit 10.1).


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


Registration Statement                                                 Page 3

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

To date, our activities have included the market analysis, website development, acquisition of a gaming license, obtaining the software license from World Gaming and developing the general infrastructure necessary to fulfill our business objectives. The development of our primary gaming website, www.aogaming.com, was initially completed and launched on April 7, 2000.
----------------


Through the software license acquired from World Gaming, we offer up to 25 virtual casino games and live sportsbook wagering on most of the world's major sporting events. We also intend to offer twenty-four hour live simulcast and/or pari-mutuel betting on horse and dog racing tracks in North America and abroad by the end of 2002. More specifically, pari-mutuel wagering involves a situation whereby individuals' combined real money wagers combine to form a `pool'. Individuals essentially wager against each other as opposed to the house. The house assumes no risk as it simply takes a small percentage of the betting pool as compensation for providing the service. The balance of the pooled wagers are paid out to the winner(s) accordingly. Included with the software license is the procurement of an initial Internet gaming license, concept development and design of the Web based casino(s), all odds-making rules and regulations, complete graphical user interface with sophisticated visual and sound effects to create a total gaming experience, real time wagering, complete secure electronic funds transfer, retention and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities, administration and complete 24 hour per day, 7 days per week customer support services, ongoing customization of the websites, the monitoring of all funds flow, the hosting of server software, customization and server integration, the provision of credit card processing and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting.



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

     3. Accelerated growth through acquisition. The offshore online gaming industry is currently fragmented and made up of a number of predominantly smaller private companies offering a variety of gaming services to a growing global customer base. Expected future industry consolidation provides an opportunity for Netforce to execute a strategy of actively seeking acquisitions of these small to medium-size established Internet gaming websites and operations, and therefore continually adding to the company's database of active customers at an accelerated pace. Netforce Entertainment Inc. will seek to acquire operations that present an opportunity for value creation through enhanced marketing and operational initiatives and synergies. This will further enhance the value of the Company's portfolio of Internet properties.

Registration Statement                                                 Page 4

                             NET-FORCE SYTEMS, INC.


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


We note that the auditor's opinion contains a going concern statement as of the April 30, 2001 year-end audit (see Independent Auditor's Report, of the Audited Financial Statements for April 30, 2001, also see note 5 to the financial statements of the financial statements). Since April 30, 2001, we have taken and will continue to take the necessary steps to ensure ongoing viability of the business. Specifically, we have reduced the total debt burden on the balance sheet. Long-term debt was reduced from $178,596 as at April 30, 2001 to $2,500 as at October 31, 2001. For the same period, current assets have increased from $73,995 to $138,342 while at the same time current liabilities have decreased from $773,554 to $138,018. These significant changes in the balance sheet substantially reduce the financial risk for our company. In addition to reducing the debt burden, management has focused on growing the database of customers to enhance revenue growth as well as tightening controls on expenses. Revenues for the six-month period ended October 31, 2001 have increased by 175%, as compared to the same period in the previous year while general and administrative expenses for the same period have decreased by 66%, as compared to the same period in the previous year. To fuel further growth, we also plan to raise additional capital through a private placement equity issuance near the end of the current fiscal year 2002 or by the first quarter of fiscal period 2003. However, there can be no assurance of this.



The Company's Services and Products
-----------------------------------


We have established websites, located on the Internet at www.aogaming.com,
                                                         ----------------
www.aocasino.com and www.aosportsbook.com, that offer a comprehensive
----------------     --------------------
interactive gaming service including a virtual casino and live online sportsbook wagering service. A pari-mutuel wagering service for horse and dog racing is in the planning stages and is anticipated to be added to the product line in late 2002. The websites are accessible to the general public, however only established customers or players are permitted to play the gaming opportunities offered for money. Established customers are defined as being customers who; have agreed to the online terms and conditions by affirming and submitting, have completed an online application (i.e. the "join" form) providing complete identitiy and address information, and have submitted via fax a photocopy copy of his/her credit card, signature, and identification to the customer service department of Electronic Financial Services Caribbean Inc. This procedure both verifies the identity of the customer and reduces risk of credit card fraud. Customers who wish to try the games for fun are not required to go through this procedure and are therefore not considered established customers.


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

Registration Statement                                                 Page 5

                             NET-FORCE SYTEMS, INC.



Our websites are designed to invite the players to sign up and apply for a casino and sports book wagering membership. After a player's membership application is received and reviewed by us, it is either accepted or rejected based on criterion including, but not limited to, age and geographic location of the player. Upon accessing our Websites, every new customer must review and accept our online terms and conditions agreement which states that only players over the age of 18 will be accepted and proof of age and identification will be required. Our policy is to accept subscriptions only from players over the age of 18 years and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. To monitor this policy, the online financial transaction processor for our Websites, Electronic Financial Services Caribbean Inc., utilizes a staff of customer service personnel who are available 24 hours per day, 7 days per week, to administer a policy of requiring personal identification documents (via fax or e-mail scanned copy) from each new customer who deposits funds using a credit card. This typically includes a faxed photocopy of front and back of the credit card used for the account along with a copy of the signature, and a photocopy of both a driver's license and/or a utility bill, as proof of both identity and address. The customer service individual is also able to identify the customer's card-issuing bank to confirm or verify any customer credit card information. Upon acceptance, the approved player is allowed to download the gaming software over the Internet for installation on their personal computer. We then provide the player with a username and password through which the player is able to access the computer servers on which the software is hosted, over the Internet through their Internet service provider. This policy has proved to be adequate in identifying and verifying a prospective customer's true identity and address.

World Gaming's Internet gaming software currently allows for acceptance of account applications from all countries except Canada. It is our policy that in the event that we become aware that any country or jurisdiction by law expressly prohibits gaming activities over the Internet, we will block our services from being offered to such countries and/or jurisdictions. A list of countries from which we have accepted member subscriptions to date include Australia, France, Germany, United Kingdom, Italy, Greece, Spain, Mexico, Argentina, Switzerland, United States, Venezuela, The Netherlands, Singapore, Thailand, New Zealand, Brazil, Panama, Ukraine, Israel, China, India, Belgium, Austria, Sweden, Finland, and Turkey.


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


We intend to conduct continuing development of our websites (and such additional websites as we deem appropriate with varying themes and languages) and the products offered thereat in accordance with our players' demonstrated preferences, demographics, and the evolution of new technologies. Our goal is to utilize the World Gaming software and such other software, which may be identified by us as useful in order to provide the players with gaming services, which is competitive, innovative and easy to use in the Internet gaming industry.



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

Registration Statement                                                 Page 6

                             NET-FORCE SYTEMS, INC.


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

We have established our offices in St. John's, Antigua, British West Indies at Suite #10, Woods Centre, Friars Hill Road, PO Box W-645, St. John's, Antigua, British West Indies. From these offices, the Company conducts all head office administrative activities. Also, from these offices, Netforce Entertainment Inc. conducts all marketing and customer support activities for the Internet Gaming sites that we oversee. The marketing program incorporates the following strategies to target its players:


Strategic Alliances with Major Content and Service Providers. We intend to seek
------------------------------------------------------------
to enter into strategic alliances with major Internet content and service providers in order to enhance our new customer acquisition efforts, increase purchases by current customers and expand brand recognition. We are striving to enter into alliances with Internet search engines services that provide for us to be the premier online gaming provider on certain of their sites with the exclusive right to place gaming banner advertisements and integrated links to the Net-Force sites on certain gaming-related Web pages. To date, no such alliances have been identified or entered into by us. We currently do not advertise with any major Internet content and/or service providers. However, in the past, we have placed advertising on Internet sports content sites such as The Sports Network, Football.com, Basketball.com, and Rotonews.com. We have not advertised in the past with any Internet Service Providers.

On-Line and Traditional Advertising. We promote our brands through an aggressive
-----------------------------------
marketing campaign using a combination of on-line and traditional advertising. We advertise on the websites of major Internet content and service providers, and targeted gaming-related websites. Our traditional advertising efforts include print advertising in major magazines and gaming related publications, and may also include radio advertising and television advertising. We have advertised in the past in the following publications: High Roller Magazine - Spring 2000 Special Issue, Time Magazine/Atlantic Edition, April 17, 2000, Special Advertising Section - World Focus: Antigua and Barbuda, Alaska Airlines In-Flight Magazine (scheduled flights to Las Vegas), April, June, and August 2000 Issues. We currently have no print advertising placed.


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


Banner Advertisements. Banner advertisements are rectangular graphical/text
---------------------
images that can be positioned in various strategic places on Web pages and search engines on the Internet. When a potential player clicks on the banner advertisement, the player's Web Browser points the player to the advertiser's home page. We pay for such banner advertisements on a variety of Web pages and search engines, and participate in a banner exchange program. Examples of sites where the company has placed banners for the casino sites it oversees including www.football.com, www.basketball.com, www.tsn.com, www.rotonews.com,
----------------  ------------------  -----------  ----------------
www.rgtonline.com, casino and sports categories on www.about.com,
-----------------                                  -------------
www.gambling.net, as well as other gaming portal sites such as Wager Talk,
----------------
Wagerline, and Talk Sports. As of the current date, we have no banner advertising in place. We are focused on developing our webmaster/affiliate network base to drive Internet traffic and customers to our web-sites. We intend to continue to enter into agreements with Webmasters in which Webmasters agree to place our banner advertisements on their Web pages in exchange for a commission for each unique player who clicks through banners to our home page or for a percentage of the profits generated by the Webmaster.


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


Registration Statement                                                 Page 7

                             NET-FORCE SYTEMS, INC.


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

Distribution of a CD-ROM. We have, in conjunction with World Gaming, produced a
------------------------
CD-ROM on which our casino games are contained. When an individual obtains the CD-ROM, they are able to play all our casino games without the necessity of wagering real money. This promotional idea is intended to give us the ability to distribute, to a large number and variety of potential players, quality examples of the services and products offered at its websites. Once a potential player plays the games offered for fun, we hope that the potential player may make an application on our websites and eventually play the same games for money. We intend to distribute such CD-ROM's by direct mail-outs, insertions in magazines, distributions through Internet Service Providers to their subscribers and distributions at tradeshows.


IV.  INDUSTRY OVERVIEW
     -----------------

A.   Global Gaming Industry
     ----------------------


United States of America
------------------------


In the U.S., Americans legally wager over $500 billion per year. This level of legalized gambling is the result of rapid expansion in the industry over the past decade. Since 1988, the number of states allowing casino gambling has increased from two, Nevada and New Jersey, to 24, (including those with Native American Casinos). At this time, only the states of Utah and Hawaii prohibit all forms of gambling. U.S. casino revenues were projected to be about $24 billion in 1998, reflecting an expected 6% growth from 1997, lower than the double-digit increases earlier in the decade. Gambling in the U.S. has many forms, including casinos, horse and dog racing, government run lotteries, riverboat casinos and Jai Alai, all of which are highly regulated. At the present time, there is no existing regulation of Internet gambling in the U.S. In July 1998, the U.S. Congress defeated a proposed bill (the "Kyl" bill) that would prohibit gambling over the Internet, but exempted certain forms, such as horse and dog racing, and lotteries. On March 12th, 2002, a U.S. House panel voted to update the 40-year-old law banning interstate betting (the Wire Act of 1961) so that it would apply to fast-growing Internet gambling sites as well. This bill has become known as the Goodlatte Bill and contains provisions to deal with, among other things, the payment systems to offshore operators of Internet Gaming sites, something that the previous Kyl bills did not address. Also see VII Regulatory Background).


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

Registration Statement                                                 Page 8

                             NET-FORCE SYTEMS, INC.


International Gaming Markets
----------------------------


Gaming outside of the U.S. and Canada is a mixture of active markets, large and small resort destinations, and strictly regulated, often state-run, operations. Asia and South Africa provide the most dynamic markets and opportunities for growth, with Latin America and the Caribbean also active in the gaming industry. Western Europe consists mostly of mature, state-controlled markets. The following is an overview of selected foreign markets. In discussing the potential worldwide Internet Gaming market, it must be noted that we have not yet done business with all of the countries and jurisdictions discussed in the following International Market overview and we may never do business with more than the countries we have accepted member subscriptions from to date. For a list of countries from which we currently have registered members, see page 9 under "The Companies Products and Services" section. Based on the Industry data table presented on page 14, the year 2001 projected industry revenue was $2.3 Billion. Assuming that for the April 30, 2002 year-ended fiscal period our total revenues will not exceed US$1 million, our current position in the worldwide market is approximately 0.043 of one percent.



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

Registration Statement                                                 Page 9

                             NET-FORCE SYTEMS, INC.


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



B.   Internet Gambling Industry
     --------------------------

Internet gambling offers people the opportunity to play virtual sports, horseracing, slot machines and other casino games without the inconvenience of leaving their home. While Internet gambling provides some amount of competition for existing casinos, it is not a substantial threat to the traditional gaming industry. The social aspect of gaming - the primary reason for the transformation of the Las Vegas gaming market into a destination leisure market
- - cannot be replicated in the artificial environment of the Internet. Most visitors to casinos are motivated by the ambiance of the casinos, not just the opportunity to gamble. Small markets, however, may incur negative impacts associated with Internet gambling as these markets have been established themselves as leisure destinations.

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



Registration Statement                                                 Page 10

                             NET-FORCE SYTEMS, INC.


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
----------------

Source:  Christian/Cummings Associates, Inc.


The popularity of Internet gambling is increasing as illustrated by the growth of gaming-related websites. Currently, it is estimated that more than 1,000 gambling websites are offered on the Internet, which Management estimates are owned by approximately 500 operators. With the current licensing of gambling websites by foreign governments and increased usage of Internet services, this market will continue to grow. It is estimated that almost 300 million people will have used the Internet as of the year 2000. With casino gambling garnering public acceptance as a form of entertainment and Internet usage increasing, every personal home computer now has the capacity to become a "cybercasino." According to Datamonitor, the market size estimates for Internet gambling are that it will grow to more than $10.0 billion by 2002.

The off-shore wagering industry is flourishing and, particularly since everyday sports betting is common in countries such as Great Britain, much of the traffic is generated by Americans. See Marc Falcone, Bear, Stearns & Co., Gaming Industry 12 (Mar. 2001). In 2000, an estimated $1.5 billion was wagered on the Internet, of which approximately $553.3 million was wagered on sporting events, and those amounts are estimated to have nearly doubled in 2001; the number of websites that offer wagering is now believed to be 1,200 to 1,400, half of which have appeared in just the last year. See Falcone, supra, at 6, 48. In Antigua and Barbuda alone, there are more than 50 on-line sportsbooks in current operation, see http://www.tbwsport.com/bookmakers/america.html, and more than 50 jurisdictions all over the world license and regulate sports betting websites and wagering operations. See Mike Brunker, On-Line Gambling Goes Global, MSNBC, Apr. 10, 2001, at http://www. msnbc.com/news.



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

Australia and New Zealand have recently decided to legalize Internet gambling, choosing to regulate and tax the activity as opposed to banning it. The State of Queensland in Australia passed a law in March 1998, licensing cyber casinos and sports betting operations. The other Australian states are expected to pass similar laws. The states of Australia maintain pro-gambling environments - Australians spend more than $40 billion a year gambling, or $2,000 per person per year on average ("Aussies Love Their Gambling." Las Vegas Review-Journal, Rohan Sullivan, March 9, 1998). Placing bets over the phone is legal in Australia, making legalization of Internet gambling a less controversial issue. To regulate the industry, the governments propose the establishment of gambling service providers who will check the identity and address of the gambler. Winnings will then be taxed accordingly, with the taxes forwarded at the appropriate rate for the state in which the service provider is based.

On May 15, 1998, European gambling regulators from 18 European countries signed a recommendation on good practices for Internet gambling services. In the non-binding statement, the countries agreed that European countries should be free to regulate Internet gambling services. In addition, the countries should ensure that Internet gambling is not used for money laundering or under-aged gambling.

Registration Statement                                                 Page 11

                             NET-FORCE SYTEMS, INC.


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


VI.  RISKS
     -----

A.   RISKS RELATED TO THE BUSINESS
     -----------------------------


Limited Operating History. The Company was recently formed and has limited
-------------------------
operating history. Since incorporation, the Company has expended resources on technology, license fees, website development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. We anticipate losses will continue to increase from current levels because we expect to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the websites; the expansion of service offerings and website content; and development of relationships with strategic business partners. Current losses to date for the six month period ended October 31st, 2001 are $103,367. Cumulative Losses from inception at March 1, 1999 to date to October 31st, 2001 are $991,823.


There can be no assurance at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. We believe that our success will depend in large part on our ability to (i)

Registration Statement                                                 Page 12

                             NET-FORCE SYTEMS, INC.


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

Risks Inherent in a New Industry. Both the Internet and Internet-based casinos
--------------------------------
are relatively new industries. The market for Internet and Sports wagering has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. There can be no assurance that gaming and wagering on the Internet will become widespread, or that our websites will become widely used. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors or if our services do not achieve market acceptance, our business, operating results, and the financial condition will be materially adversely affected. Because of the uncertainty regarding the legality of Internet wagering in the United States, and the existing or possible prohibitions in other jurisdictions, we will not permit play by Canadian residents, and may be precluded from offering play to residents of other countries.

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

Registration Statement                                                 Page 13

                             NET-FORCE SYTEMS, INC.


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


Potential for indebtedness. There is no assurance that we will not incur debt in
--------------------------
the future, that it will have sufficient funds to repay its indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. As of the period ended October 31st, 2001, the total outstanding long term indebtedness is $2,500. Total liabilities are $140,518, comprised of $138,018 in current liabilities and $2,500 in long term debt.


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


Government Regulation. The wagering and casino industry is subject to extensive
---------------------
government regulation and licensing requirements in certain jurisdictions of the world. Legal uncertainties may preclude us from offering our planned Internet gaming in certain jurisdictions like Canada. Some jurisdictions may impose restrictions, licensing requirements or prohibitions on Internet wagering. At present, we do not anticipate any such restrictions, prohibitions or licensing requirements in our target markets but no assurance can be made that such restrictions, prohibitions or licensing requirements will not arise which would materially adversely effect our business, operating results and financial condition of the Company. Also see VII, Regulatory Background, for further discussion on the state of Internet Gaming legislation in the U.S.


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

Registration Statement                                                 Page 14

                             NET-FORCE SYTEMS, INC.


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


Liabilities. We have liabilities to affiliated and unaffiliated lenders. As at
-----------
October 31st, 2001, our total amount of liabilities is $140,518. Current liabilities to unaffiliated lenders (accounts payable) consist of accrued wages payable, International telephone and Internet service payable to Cable and Wireless Telecommunications Company, and fees payable to Pannell Kerr Forster for accounting and auditing services. Customer account deposits account for $87,367 or 62% of total liabilities. We currently have a long-term liability totaling $2,500 to an affiliated lender in the form of a shareholders loan (promissory note) payable to Geneva Overseas Holdings Ltd, of which Terry G. Bowering, Chairman and President, is beneficial owner. These liabilities represent fixed costs, which are required to be paid regardless of the level of profitability experienced by us. There is no assurance that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from players, employees, suppliers or others because of the nature of our business. Litigation could cause us to incur substantial expenses and, if cases are lost, judgments and awards could add to the Company's costs.



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

Our business, financial condition and results of operations would be seriously harmed if: use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; the Internet, the Web and other online services do not become a viable commercial marketplace; or traffic to the websites decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the websites.

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

Registration Statement                                                 Page 15

                             NET-FORCE SYTEMS, INC.


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


C.   RISKS RELATED TO SECURITIES MARKETS
     -----------------------------------

Inability to meet Future Capital Requirements. We cannot be certain that
---------------------------------------------
additional financing will be available on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. We expect to require substantial working capital to fund the business. Since inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

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


Registration Statement                                                 Page 16

                             NET-FORCE SYTEMS, INC.


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


VII. REGULATORY BACKGROUND
     ---------------------
In July 1998, the U.S. Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites could be sentenced to up to four years in jail and fined up to $20,000. Gamblers who illegally bet via the Internet could receive a jail sentence of up to three months and a fine of either $500 or three times the amount of the bet. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the U.S. House of Representatives overwhelmingly voted down the legislation. On March 23, 1999, Senator Kyl (R-Arz.) submitted Bill S.692 to the Senate for consideration. If passed, this Bill would also serve to effectively outlaw gambling on the Internet in the United States. As of November 1, 1999 the Senate had not voted on this legislation, in part because it is effectively the same legislation that was voted down in 1998, and even if it should pass a Senate vote it is highly questionable as to whether the House of Representatives would view it any differently from the last Internet gaming bill. The move on the part of the federal government to ban Internet gambling is a departure from gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in a wide range of attitudes towards gambling. Most states allow some type of gambling whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.

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

In the United States, the ownership and operation of land-based facilities has traditionally been regulated on a state-by-state basis. According to a recently published industry report by Bear Stearns, the Federal Government's role in regulating gambling appears to be changing. Increased Federal interest may not result in new regulations for the traditional forms of gambling that are easily subject to police power of the individual states, may result in a redefined role for the Federal Government in dealing with Internet gaming. The U.S. Department of Justice currently maintains that, technically, there are no specific U.S. Federal provisions against placing of bets overt the Internet. However, the Justice Department also maintains that it is illegal to operate Internet Gaming Websites and servers from within the United States. We are not physically located in the United States nor do we house any computer servers or other such computer hardware within the United States.

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

Registration Statement                                                 Page 17

                             NET-FORCE SYTEMS, INC.


In an opinion authored by District Judge Keenan, sitting by designation, the court of appeals affirmed. The court of appeals entered its judgment on July 31, 2001 (Pet. App. 1a).

On February 22nd, 2002, Jay Cohen filed a petition for a writ of certiorari to the United States Court of Appeals for the Second Circuit to review the judgment of the United States Court of Appeals for the Second Circuit in this case. This case presents two critical questions as to the scope of the federal conspiracy statute, 18 U.S.C. ss. 371, and 18 U.S.C. ss. 1084 (the "Wire Act") in the important context of Internet gambling:

     1. Under the doctrine first set forth in People v. Powell, 63 N.Y. 88
     (1875), the government must prove the existence of a "corrupt motive"-generally knowledge of the illegality of the underlying conduct-in a prosecution for a conspiracy to commit an act that is innocent in itself but forbidden by statute.

     2. Section 1084 of Title 18 prohibits "knowingly" transmitting certain interstate "bets or wagers," and it prohibits knowingly transmitting information assisting in the placing of bets or wagers unless the information is transmitted to and from jurisdictions in which such betting is "legal."

Mr. Cohen contends that the common law clearly indicates that a bet takes place where it is accepted-in Mr. Cohen's case, in Antigua-and that there is a strong distinction between offers to bet and bets themselves. For instance, in Lescallett v. Commonwealth, 17 S.E. 546 (Va. 1893), the court held that a bet "involves a concurrence of wills; that is, there must be an offer to bet made on one side, and accepted on the other. When the offer is accepted, and not before, the betting becomes complete. . . . If . . . an offer to bet is telegraphed by a person in this city to another in New York, and the latter accepts by telegraph, the betting is done . . . in New York, because the offer, being accepted there, takes effect there." Id. at 547-48; see also, e.g., McQuesten, 58 A. at 876-77; Saratoga Harness, 390 N.Y.S.2d at 242. Cf. United States v. Truesdale, 152 F.3d 443, 447-49 (5th Cir. 1998). Based on the above reasoning, Mr. Cohen argues that the petition for a writ of certiorari should be granted.


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

Registration Statement                                                 Page 18

                             NET-FORCE SYTEMS, INC.


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

o Other nations, including Sweden, Germany, South Africa, Costa Rica, Antigua, the Marshall Islands, and Curacao have already begun licensing and regulatory processes for online casino operators.

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


On March 12th, 2002, a U.S. House panel voted to update the 40-year-old law banning interstate betting (the Wire Act of 1961) so that it would apply to fast-growing Internet gambling sites as well. The House Judiciary subcommittee on crime voted unanimously to approve a measure that would update the Wire Act of 1961, which bans interstate wagers, so it would clearly apply to the Internet and other modern communications as well as telephone lines. The bill, which passed on a unanimous voice vote would allow law enforcement agents to take down sites found in violation, or stop credit-card payments to sites operating outside of the country. Goodlatte's bill would allow agents to obtain a court order requiring credit-card companies and other payment services to cut off transactions with the sites if they could not be shut down directly. Fantasy-sports leagues, state lotteries, and off-track betting on horse or dog racing would not be affected by the bill, which now moves to the full Judiciary Committee for consideration. This bill, sponsored by Rep. Bob Goodlatte, a

Registration Statement                                                 Page 19

                             NET-FORCE SYTEMS, INC.


Republican from Virginia, has become known as the Goodlatte bill. A different Goodlatte-sponsored gambling bill was defeated on the floor of the House in the summer of 2000.



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


However, on June 4th, 2001, Nevada lawmakers passed Legislation that could make Nevada the first U.S. State with Internet gambling, which generates more than $1 billion annually for mostly offshore gaming companies. The federal government has been reluctant to legalize online gambling. State legislators say court challenges could change Washington's position. The bill moved to Nevada Gov. Kenny Guinn for his signature after the legislature adopted the measure, which describes a plan to regulate online gaming. The final legislative branch hurdle was jumped when the state senate approved the measure by 17 to 4 votes. The bill calls on Nevada's state gaming control board and state gaming commission to draft and approve regulations before online gaming begins in the state. The bill calls for a $500,000, two-year licensing fee for Internet gambling.


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


Registration Statement                                                 Page 20

                             NET-FORCE SYTEMS, INC.


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

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for our services or our cost of doing business may increase as a result of litigation costs or increased service delivery costs.

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

Registration Statement                                                 Page 21

                             NET-FORCE SYTEMS, INC.


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


ITEM 3. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

We are not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, legal bankruptcy proceeding under Canadian law involving Terry Bowering in 1997, concluded with Mr. Bowering receiving a judicial discharge.


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




















Registration Statement                                                 Page 22

                             NET-FORCE SYTEMS, INC.


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



Registration Statement                                                 Page 23

                             NET-FORCE SYTEMS, INC.


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

Registration Statement                                                 Page 24

                             NET-FORCE SYTEMS, INC.


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


SUMMARY OF OPERATIONS (audited)
Stated in US Dollars                         2001          2000          1999
                                            ------        ------        ------
Sales                                      318,490         1,399           -
Gross Profit                               100,721           (78)          -
Loss from operations                      (406,798)     (355,681)       (6,493)
Other Income and Expenses                  (77,799)      (41,685)          -
Net Loss                                  (484,597)     (397,366)       (6,493)
Basic Loss Per Share                         (0.07)        (0.05)        (0.00)
Weighted Average Number of Shares        7,171,233     8,500,000     5,899,999

Total Assets                               269,194       221,512        33,507
Total Current Liabilities                 (773,554)       39,181         4,500
Long Term Debt                            (178,596)      550,690           -
Total Liabilities                         (952,150)      589,871         4,500
Common Stock                                 7,500         8,500         8,500
Paid in Capital                            198,000        27,000        27,000
Accumulated deficit                       (888,456)     (403,859)          -
Total Stockholders Equity                 (682,956)     (368,359)       29,007
Total Liabilities and Shareholders
 Deficit                                   269,194       221,512        33,507



Eastern Caribbean and US Dollar Exchange Rates
----------------------------------------------

On March 22, 2000, the company received the following clarification from the Director of Banking & Monetary Operations, Eastern Caribbean Central Bank, Basseterre, St. Kitts, West Indies:

Registration Statement                                                 Page 25

                             NET-FORCE SYTEMS, INC.


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


ITEM 9. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

I.   PLAN OF OPERATIONS
     ------------------

A.   Revenues and Financing
     ----------------------


Our principal source of revenue is generated from its operating subsidiary, Netforce Entertainment, Inc. Netforce Entertainment Inc. is a gaming company, which oversees Internet wagering websites. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for us will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain revenue growth, we intend to expand the content and to improve the services on its Internet websites on a global basis, as well as researching and developing other projects that will utilize its existing facilities and expertise.

Revenue Generation Process. Revenues for the Company are generated each time a customer makes a wager on the website. Net monthly revenues are calculated as the total dollar amount wagered by customers in the virtual casino and/or the sportsbook wagering web-site less winnings by customers in the virtual casino and/or sportsbook wagering web-site for a given calendar month. The software royalty fee and transaction processing fees are included in the cost of sales. Transaction processing fees consist of credit card discount fees of 5.50% per deposit, $1.60 per transaction, $5.00 fee for each check processed, and a $25.00 fee to process each credit card chargeback. As well, deposit bonus credits used to encourage customer deposits are also included in cost of sales. See Exhibit 10.1, Software License Agreement, Section 2.3 Financial Transactions, and Schedule A.

Netforce Entertainment Inc. does not directly process player deposits and winnings. Electronic Financial Services Caribbean, Inc., the transaction processing subsidiary of World Gaming, is under contract to Netforce Entertainment to process all deposits and credits on behalf of the Company's gaming websites. Daily online activity reports of all financial transactions are produced by Electronic Financial Services Caribbean, Inc. These reports include an account summary and an exposure report. The account summary details dollar amounts deposited and withdrawn for each individual customer account for the date queried. The exposure report provides an actual detailed breakdown of the total dollar amounts wagered (i.e., total bets) and total winnings (i.e., payouts to winners of successful wagers) by each specific casino game played and by each sports wagering type and event. The net amount (i.e., wagers less payouts) is recognized as revenue. Electronic Financial Service Caribbean, Inc. produces a monthly summary report of total net monthly revenue (i.e., total dollar amount wagered less winnings) less transaction processing fees less calculated software licensing fees (i.e., a percentage of net revenues calculated according to the terms of the Software Licensing Agreement attached hereto as an Exhibit).


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

Registration Statement                                                 Page 26

                             NET-FORCE SYTEMS, INC.


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

Registration Statement                                                 Page 27

                             NET-FORCE SYTEMS, INC.


     3.   Payment Processing Agreement: Section 2.3.1 of the software agreement
          ----------------------------
          states: "Softec shall provide a transaction processing system that will allow the licensee's customers to deposit funds for use of the Games (the "Transaction Processing System")." Deposits are made electronically by Visa or Mastercard credit cards and by other methods such as bank wire transfer and bank draft. This transaction processing system is provided by Electronic Financial Services Caribbean Inc., wholly owned subsidiary of World Gaming. Electronic Financial Service Caribbean, Inc. will also facilitate payouts of winnings for the licensee by processing credits to credit cards and by bank draft.


As stated, actual cost to the company for payment processing include transaction fees of 5.50% and a flat fee of US$1.60 per transaction. As well, there is a monthly 10% rolling reserve held which is rolled back to the licensee after 180 days. This deposit reserve is required to offset any credit card chargebacks that may occur. Finally, there is a US$5.00 charge for each bank draft that is processed for payouts of winnings.

The only significant trends in expenditures in this industry of note, relate to marketing expenditures and its direct relationship with net revenues generated. Marketing expenditures are a variable cost, so it is anticipated that as these expenditures are increased revenues will respond as a direct result, further enhancing the company's liquidity. It is important to note that the revenues generated are entirely of a cash nature as no credit is extended to customers. Therefore since there are no customer receivables generated of a material nature, there is no need to establish an allowance for doubtful accounts. Any accounts receivable carried on the balance sheet consists of monthly net revenues payable by Electronic Financial Services Caribbean Inc. and World Gaming Plc. Typically net revenue is due and payable at month-end but not actually paid until the 15th of the following month. As was stated in the previous paragraph, EFS Caribbean Inc., the credit card transaction processor, maintains a 10% rolling reserve hold on credit card deposits on behalf of the company. These reserved funds are released after a 180-day period on a monthly rolling basis. EFS had increased the rolling reserve to 10% of deposits from 5% to allow for a slightly increased level of credit card chargebacks industry-wide.

For the six-month period ended October 31st, 2001, there was a 66% decrease in General and Administrative expenses. This is a result of our efforts to substantially reduce overhead expenses over the last twelve months. This included not renewing the original office lease which ended November 30, 2000. The office was moved to a smaller facility that resulted in a reduction of the office lease commitment as well as a reduction in Internet service and telephone and general utility requirements and expenses. We eliminated four non-essential employees and wages. Travel and entertainment expenses have also declined over the last six to twelve months. Overall advertising and marketing expenditures have decreased as we are focused on more cost-effective methods to drive traffic and new customer signups to our web-sites. We continue to develop our affiliate base and rely on that network to drive traffic and new customer signups. We are also increasingly focused on customer retention strategies such as weekly internal customer promos, weekly newsletters providing each week's schedule of sporting events, industry and sports news, sports scores, and general updates regarding site changes and soliciting customer feedback to maintain interest and generate customer referrals.

Our gross margin tends to fluctuate from period to period. There are two primary factors that influence our cost of sales which in turn affects the gross margin from period to period. First, we use deposit bonus credits in promotions in order to generate new member signups and to encourage customer deposits. Bonus credits given are typically 10% to 20% of the customer's deposit and will vary from period to period depending on the promotion and season of the year. Higher deposit bonus credits result in a higher cost of sales. Second, the credit card charge back rate varies from period to period which can adversely affect the gross margin. We have experienced a higher rate of credit card chargebacks in the most recent six-month period as compared to the six-month period ended October 31st, 2000, contributing to the cost of sales. However, as a result of more efficient fraud controls undertaken by the transaction processor, Electronic Financial Services Caribbean Inc. However, the most recent financial quarter showed a much lower rate of credit card chargebacks than the first three months of the period.



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


Registration Statement                                                 Page 28

                             NET-FORCE SYTEMS, INC.



The tighter controls on administrative expenses cited in A. Revenues and Financing above, will positively affect future operations by allowing us to re-invest the additional cashflow into advertising and marketing strategies to further drive growth and ultimately, profitability.



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

Registration Statement                                                 Page 29

                             NET-FORCE SYTEMS, INC.


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


I.   QUANTITATIVE INFORMATION ABOUT MARKET RISK
     ------------------------------------------

          Not Applicable


II.  QUALITATIVE INFORMATION ABOUT MARKET RISK
     -----------------------------------------

          Not Applicable

Registration Statement                                                 Page 30

                             NET-FORCE SYTEMS, INC.


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

Registration Statement                                                 Page 31

                             NET-FORCE SYTEMS, INC.


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

Registration Statement                                                 Page 32

                             NET-FORCE SYTEMS, INC.


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


Registration Statement                                                 Page 33

                             NET-FORCE SYTEMS, INC.


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





Registration Statement                                                 Page 34

                             NET-FORCE SYTEMS, INC.


PART III

ITEM 17. FINANCIAL STATEMENTS

N/A

ITEM 18. FINANCIAL STATEMENTS


i.       NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT JANUARY 31, 2002
ii.      NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT OCTOBER 31, 2001
iii.     NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001
iv.      NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2000











































Registration Statement                                                 Page 35

                             NET-FORCE SYSTEMS INC.






NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT JANUARY 31, 2002








                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       January 31, 2002 and April 30, 2001




































Registration Statement                                                 Page 36

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------
                                                                     January 31,          April 30,
                                                                        2002                2001
                                                                 ------------------  ------------------
                                                                     (Unaudited)

CURRENT ASSETS

   Cash                                                          $           25,996  $           33,292
   Accounts Receivable, net                                                  46,728               9,805
   Reserves and deposits with credit card processors                         44,991              30,858
     Gaming license                                                          16,667              91,667
                                                                 ------------------  ------------------

     Total Current Assets                                                   134,382             165,622
                                                                 ------------------  ------------------

PROPERTY AND EQUIPMENT                                                       20,423              26,551
                                                                 ------------------  ------------------

OTHER ASSETS

   Player deposits                                                          114,590              73,828
   Deposits                                                                   4,792               3,193
                                                                 ------------------  ------------------

     Total Other Assets                                                     119,382              77,021
                                                                 ------------------  ------------------

     TOTAL ASSETS                                                $          274,187  $          269,194
                                                                 ==================  ==================

















              The accompanying notes are an integral part of these
                       consolidated financial statements.









Registration Statement                                                 Page 37


                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                     January 31,          April 30,
                                                                        2002                2001
                                                                 ------------------  ------------------
                                                                     (Unaudited)

CURRENT LIABILITIES

   Accounts payable                                              $           41,616  $           42,400
   Accrued expenses                                                          23,383              24,351
   Interest payable - related party                                              63               4,243
   Interest payable                                                               -              81,707
   Stock subscription payable                                                     -              50,000
   Player deposits                                                          114,590              73,828
   Current portion note payable - related party                                   -               2,025
   Current portion note payable                                                   -             495,000
                                                                 ------------------  ------------------

     Total Current Liabilities                                              179,652             773,554
                                                                 ------------------  ------------------

LONG-TERM DEBT

   Note payable - related party                                               2,500             128,596
   Note payable                                                                   -              50,000
                                                                 ------------------  ------------------

     Total Long-Term Debt                                                     2,500             178,596
                                                                 ------------------  ------------------

     Total Liabilities                                                      182,152             952,150
                                                                 ------------------  ------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of $0.001 par
    value, zero issued and outstanding                                            -                   -
   Common stock: 100,000,000 shares authorized of $0.001
    par value, 17,066,033 and 7,500,000 shares issued and
    outstanding, respectively.                                               17,066               7,500
   Additional paid-in capital                                             1,145,037             198,000
   Stock subscription receivable                                            (16,000)                  -
   Accumulated deficit                                                   (1,054,068)           (888,456)
                                                                 ------------------  ------------------

     Total Stockholders' Equity (Deficit)                                    92,035            (682,956)
                                                                 ------------------  ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)        $          274,187  $          269,194
                                                                 ==================  ==================





              The accompanying notes are an integral part of these
                       consolidated financial statements.



Registration Statement                                                 Page 38

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Operations
                                   (Unaudited)


                                                  For the                            For the
                                             Nine Months Ended                 Three Months Ended
                                                January 31,                        January 31,
                                    ---------------------------------   ---------------------------------
                                          2002              2001             2002              2001
                                    ----------------  ---------------   ---------------  ----------------
REVENUE

   Sales                            $        425,125  $       213,946   $       132,581  $        107,501
   Cost of sales                             246,066          154,258            58,645            96,702
                                    ----------------  ---------------   ---------------  ----------------

     Gross Margin                            179,059           59,688            73,936            10,799
                                    ----------------  ---------------   ---------------  ----------------

EXPENSES

   General and administrative                229,477          414,843           107,159            64,032
   Depreciation and amortization              81,594            5,990            27,206             1,996
                                    ----------------  ---------------   ---------------  ----------------

     Total Expenses                          311,071          420,833           134,365            66,028
                                    ----------------  ---------------   ---------------  ----------------

LOSS FROM OPERATIONS                        (132,012)        (361,145)          (60,429)          (55,229)
                                    ----------------  ---------------   ---------------  ----------------

OTHER INCOME (EXPENSE)

   Interest income                                 -              204                 -                 -
   Other income                                  493           12,906                 -             2,219
   Interest expense                          (34,093)         (57,977)           (1,753)          (20,851)
                                    ----------------  ---------------   ---------------  ----------------

     Total Other Income (Expense)            (33,600)         (44,867)           (1,753)          (18,632)
                                    ----------------  ---------------   ---------------  ----------------

PROVISION FOR INCOME TAX                           -                -                 -                 -
                                    ----------------  ---------------   ---------------  ----------------

NET LOSS                            $       (165,612) $      (406,012)  $       (62,182) $        (73,861)
                                    ================  ===============   ===============  ================

BASIC LOSS PER SHARE                $          (0.01) $         (0.06)  $         (0.00) $          (0.01)
                                    ================  ===============   ===============  ================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                       12,185,021        7,060,000        16,906,033         7,500,000
                                    ================  ===============   ===============  ================









              The accompanying notes are an integral part of these
                       consolidated financial statements.



Registration Statement                                                 Page 39

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS, INC.
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                        Common Stock               Additional
                                             ---------------------------------       Paid-in        Subscription     Accumulated
                                                    Shares          Amount           Capital         Receivable        Deficit
                                             ----------------  ---------------   ---------------  --------------   ----------------

Balance, March 1, 1999                                      -  $             -   $             -  $            -   $              -

March 1, 1999, common stock issued
   to founders for cash at $0.001
   per share                                        5,500,000            5,500                 -               -                  -

April 22, 1999, common stock issued
   for cash at $0.01 per share                      3,000,000            3,000            27,000               -                  -

Net loss from inception on March 1, 1999
   Through April 30, 1999                                   -                -                 -               -             (6,493)
                                             ----------------  ---------------   ---------------  --------------   ----------------

Balance, April 30, 1999                             8,500,000            8,500            27,000               -             (6,493)

Net loss for the year ended
   April 30, 2000                                          -                -                 -                -           (397,366)
                                             ----------------  ---------------   ---------------  --------------   ----------------

Balance, April 30, 2000                             8,500,000            8,500            27,000               -           (403,859)

July 1, 2000, common stock repurchased
   and cancelled at $0.01 per share                (3,000,000)          (3,000)          (27,000)              -                  -

September 30, 2000, common stock
   issued for cash at $0.10 per share               2,000,000            2,000           198,000               -                  -

Net loss for the year ended April 30, 2001                  -                -                 -               -           (484,597)
                                             ----------------  ---------------   ---------------  --------------   ----------------

Balance, April 30, 2001                             7,500,000            7,500           198,000               -           (888,456)

August 15, 2001, common stock
   issued for services at $0.10
   per share (unaudited)                              200,000              200            19,800               -                  -

September 15, 2001, common stock
   issued for debt at $0.10 per share
   (unaudited)                                      2,144,830            2,145           212,338               -                  -

September 15, 2001, common stock
   issued for debt at $0.10 per share
   (unaudited)                                      6,027,870            6,028           596,759               -                  -

September 20, 2001, common stock
   issued for debt at $0.10 per share
   (unaudited)                                        533,333              533            52,800               -                  -

October 2, 2001, common stock issued
   for debt at $0.10 per share (unaudited)            500,000              500            49,500               -                  -

January 31, 2002, common stock issued
   for cash at $0.10 per share (unaudited)            160,000              160            15,840         (16,000)                 -

Net loss for the nine months ended
   January 31, 2002 (unaudited)                             -                -                 -               -           (165,612)
                                             ----------------  ---------------   ---------------  --------------   ----------------

Balance, January 31, 2002 (unaudited)              17,066,033  $        17,066   $     1,145,037  $      (16,000)  $     (1,054,068)
                                             ================  ===============   ===============  ==============   ================


              The accompanying notes are an integral part of these
                       consolidated financial statements.



Registration Statement                                                 Page 40

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS, INC.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                    For the
                                                                               Nine Months Ended
                                                                                  January 31,
                                                                   --------------------------------------
                                                                          2002                2001
                                                                   ------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                        $         (165,612) $         (406,012)
   Adjustments to reconcile net loss to net cash used by
     operating activities:
     Depreciation and amortization                                             81,594               5,990
     Loss on disposal of fixed assets                                                               3,340
   Stock issued for services                                                   20,000                   -
   Changes in assets and liabilities:
     (Increase) decrease in accounts receivables and other assets             (77,681)            (39,585)
     (Increase) in reserves and deposits                                      (15,732)                  -
     Increase (decrease) in accounts payable and other
       current liabilities                                                     (1,752)             10,991
     Increase in stock subscription payable                                         -              50,000
     Increase in accrued interest                                              34,092               8,977
     Increase (decrease) in player deposits                                    40,762              58,418
                                                                   ------------------  ------------------

       Net Cash Used by Operating Activities                                  (84,329)           (307,881)
                                                                   ------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of fixed assets                                             333                   -
   Purchase of fixed assets                                                      (800)             (3,704)
                                                                   ------------------  ------------------

       Net Cash Used by Investing Activities                                     (467)             (3,704)
                                                                   ------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Common stock repurchase                                                          -             (30,000)
   Proceeds from notes payable                                                      -              50,000
   Proceeds from notes payable - related party                                 83,800              60,000
   Payment on notes payable - related party                                    (6,300)                  -
   Common stock issued for cash                                                     -             200,000
                                                                   ------------------  ------------------

       Net Cash Provided by Financing Activities                               77,500             280,000
                                                                   ------------------  ------------------

NET (DECREASE) IN CASH                                                         (7,296)            (31,585)

CASH AT BEGINNING OF PERIOD                                                    33,292             131,269
                                                                   ------------------  ------------------

CASH AT END OF PERIOD                                              $           25,996  $           99,684
                                                                   ==================  ==================

CASH PAID FOR:

   Interest                                                        $                -  $           50,000
   Income taxes                                                    $                -  $                -

NON-CASH FINANCING ACTIVITIES:

   Issuance of stock for services                                  $           20,000  $                -
   Issuance of stock for debt                                      $          706,116  $                -
   Issuance of stock for related party debt                        $          214,483  $                -
   Issuance of stock for stock subscription receivable             $           16,000  $                -

              The accompanying notes are an integral part of these
                       consolidated financial statements.
Registration Statement                                                 Page 41

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       January 31, 2002 and April 30, 2001

NOTE 1 -  BASIS OF FINANCIAL STATEMENT PRESENTATION

          The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto included in its April 30, 2001 Annual Report on Form 20-F. Operating results for the nine months ended January 31, 2002 are not necessarily indicative of the results that may be expected for the year ending April 30, 2002.

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


Registration Statement                                                 Page 42

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       January 31, 2002 and April 30, 2001

NOTE 2 -  RECENT ACCOUNTING PRONOUNCEMENT (Continued)

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






Registration Statement                                                 Page 43

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       January 31, 2002 and April 30, 2001

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













Registration Statement                                                 Page 44

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                       January 31, 2002 and April 30, 2001

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

          506 regulation D
          ----------------

          On November 15, 2001, the board of directors approved a best efforts private placement equity fundraising under Rule 506 of Regulation D for up to 500,000 shares at $0.10 per share. The Company has raised $-0- as of the date these financial statements. On January 31, 2002, 160,000 shares were issued for a subscription receivable of $16,000.

NOTE 6 -  SUBSEQUENT EVENTS

          Subsequent to January 31, 2002, the Company received approximately $14,000 of the subscription receivable related to the 160,000 shares issued under Rule 506 of regulation D.

          On February 1, 2002, the Company received $5,000 for a note payable to a related party.







Registration Statement                                                 Page 45

                             NET-FORCE SYSTEMS INC.




NET FORCE SYSTEMS INC. UNAUDITED QUARTERLY STATEMENT OCTOBER 31, 2001














                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       October 31, 2001 and April 30, 2001

































Registration Statement                                                 Page 46

                             NET-FORCE SYSTEMS INC.



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














Registration Statement                                                 Page 47


                             NET-FORCE SYSTEMS INC.


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


Registration Statement                                                 Page 48

                             NET-FORCE SYSTEMS INC.


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









Registration Statement                                                 Page 49

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





Registration Statement                                                 Page 50


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







Registration Statement                                                 Page 51

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


Registration Statement                                                 Page 52


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






































Registration Statement                                                 Page 53

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








Registration Statement                                                 Page 54

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













Registration Statement                                                 Page 55

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





Registration Statement                                                 Page 56

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








Registration Statement                                                 Page 57

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





















Registration Statement                                                 Page 58

NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001

















                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2001 and 2000





























Registration Statement                                                 Page 59

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

Registration Statement                                                 Page 60

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



HJ & Associates, LLC
Salt Lake City, Utah
January 2, 2002

Registration Statement                                                 Page 61

                             NET-FORCE SYSTEMS INC.
                           Consolidated Balance Sheets


ASSETS

                                                                     April 30,
                                                      ---------------------------------------
                                                            2001                  2000
                                                      -----------------    ------------------

CURRENT ASSETS

   Cash                                               $          33,292           $   131,269
   Accounts receivable, net                                       9,805                     -
   Reserves and deposits with credit card
    processors (Note 8)                                          30,858                     -
   Prepaid expenses                                                   -                34,698
   Gaming license (Note 10)                                      91,667                     -
   Other current assets                                               -                 2,593
                                                      -----------------    ------------------

     Total Current Assets                                       165,622               168,560
                                                      -----------------    ------------------

PROPERTY AND EQUIPMENT (Note 2)                                  26,551                40,891
                                                      -----------------    ------------------

OTHER ASSETS

   Player deposits (Note 9)                                      73,828                     -
   Deposits                                                       3,193                12,061
                                                      -----------------    ------------------

     Total Other Assets                                          77,021                12,061
                                                      -----------------    ------------------

     TOTAL ASSETS                                     $         269,194    $          221,512
                                                      =================    ==================







              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                       F-4











Registration Statement                                                 Page 62




                             NET-FORCE SYSTEMS INC.
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                     April 30,
                                                      ---------------------------------------
                                                            2001                  2000
                                                      -----------------    ------------------

CURRENT LIABILITIES

   Accounts payable                                   $          42,400    $           37,157
   Accrued expenses                                              24,351                     -
   Interest payable - related party                               4,243                     -
   Interest payable                                              81,707                55,690
   Stock subscription payable                                    50,000                     -
   Player deposits (Note 9)                                      73,828                     -
   Current portion note payable - related party
    (Note 3)                                                      2,025                 2,024
   Current portion notes payable (Note 4)                       495,000                     -
                                                      -----------------    ------------------

     Total Current Liabilities                                  773,554                94,871
                                                      -----------------    ------------------

LONG-TERM DEBT

   Note payable - related party (Note 3)                        128,596                     -
   Notes payable (Note 4)                                        50,000               495,000
                                                      -----------------    ------------------

     Total Long-Term Debt                                       178,596               495,000
                                                      -----------------    ------------------

     Total Liabilities                                          952,150               589,871
                                                      -----------------    ------------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of
    $0.001 par
    value, zero issued and outstanding                                -                     -
   Common stock: 100,000,000 shares authorized
    of $0.001 par value, 7,500,000 and 8,500,000                  7,500                 8,500
    shares issued and outstanding, respectively
   Additional paid-in capital                                   198,000                27,000
   Accumulated deficit                                         (888,456)             (403,859)
                                                      -----------------    ------------------

     Total Stockholders' Equity (Deficit)                      (682,956)             (368,359)
                                                      -----------------    ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                 $         269,194    $          221,512
                                                      =================    ==================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 63

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Operations


                                                                  For the                          From
                                                                Years Ended                   Inception on
                                                                 April 30,                    March 1, 1999
                                                   --------------------------------------   Through April 30,
                                                          2001                2000                1999
                                                   ------------------ -------------------  ------------------

REVENUE

   Sales                                           $          318,490  $            1,399  $                -
   Cost of sales                                              217,769               1,477                   -
                                                   ------------------  ------------------  ------------------

     Gross Margin (Deficit)                                   100,721                 (78)                  -
                                                   ------------------  ------------------  ------------------

EXPENSES

   General and administrative                                 489,278             349,175               6,493
   Depreciation and amortization                               18,241               6,428                   -
                                                   ------------------  ------------------  ------------------

     Total Expenses                                           507,519             355,603               6,493
                                                   ------------------  ------------------  ------------------

LOSS FROM OPERATIONS                                         (406,798)           (355,681)             (6,493)
                                                   ------------------  ------------------  ------------------

OTHER INCOME (EXPENSE)

   Loss on abandonment of leasehold improvements               (6,700)                  -                   -
   Gain on sale of assets                                         491                   -                   -
   Interest income                                              1,013               3,635                   -
   Other income                                                 7,656              10,370                   -
   Interest expense                                           (80,259)            (55,690)                  -
                                                   ------------------  ------------------  ------------------

     Total Other Income (Expense)                             (77,799)            (41,685)                  -
                                                   ------------------  ------------------  ------------------

PROVISION FOR INCOME TAX                                            -                   -                   -
                                                   ------------------  ------------------  ------------------

NET LOSS                                           $         (484,597) $         (397,366) $           (6,493)
                                                   ==================  ==================  ==================

BASIC LOSS PER SHARE                               $            (0.07) $            (0.05) $            (0.00)
                                                   =================== ==================  ==================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                         7,171,233           8,500,000           5,899,999
                                                   ==================  ==================  ==================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 64

                             NET-FORCE SYSTEMS INC.
            Consolidated Statements of Stockholders' Equity (Deficit)


                                              Common Stock                Additional
                                  ----------------------------------        Paid-in         Accumulated
                                      Shares             Amount             Capital           Deficit
                                  ----------------   ---------------    --------------   -----------------

Balance, March 1, 1999                           -   $             -    $            -   $               -

March 1, 1999, common stock
 issued to founders for cash at
 $0.001 per share                        5,500,000             5,500                 -                   -

April 22, 1999, common stock
 issued for cash at $0.01 per
 share                                   3,000,000             3,000            27,000                   -

Net loss from inception on
 March 1, 1999 through
 April 30, 1999                                  -                 -                 -              (6,493)
                                  ----------------   ---------------    --------------   -----------------

Balance, April 30, 1999                  8,500,000   $         8,500    $       27,000   $          (6,493)

Net loss for the year ended
 April 30, 2000                                  -                 -                 -            (397,366)
                                  ----------------   ----------------   ---------------  -----------------

Balance, April 30, 2000                  8,500,000             8,500            27,000            (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                        (3,000,000)           (3,000)          (27,000)                  -

September 30, 2000, common
 stock issued for cash at $0.10
 per share                               2,000,000             2,000           198,000                   -

Net loss for the year ended
 April 30, 2001                                  -                 -                 -            (484,597)
                                  ----------------   ---------------    --------------   -----------------

Balance, April 30, 2001                  7,500,000   $         7,500    $      198,000   $        (888,456)
                                  ================   ===============    ==============   =================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 65

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Cash Flows


                                                                 For the                         From
                                                               Years Ended                   Inception on
                                                                 April 30,                   March 1, 1999
                                                  --------------------------------------   Through April 30,
                                                         2001               2000                 1999
                                                  ------------------  ------------------  ------------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                       $         (484,597) $         (397,366) $           (6,493)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                            18,241               6,428                   -
     Gain on sale of asset                                      (491)                  -                   -
     Loss on abandonment of leasehold improvements             6,700                   -                   -
   Changes in assets and liabilities:
     (Increase) in reserves and deposits                     (30,858)                  -                   -
     (Increase) in accounts receivables                       (7,212)            (49,352)                  -
     Decrease in prepaid expenses                             34,698                   -                   -
     Decrease in other assets                                (64,960)                  -                   -
     (Increase) in license                                  (100,000)                  -                   -
     Increase in accounts payable                              5,243              34,681               4,500
     Increase in accrued interest                             26,017              55,690                   -
     Increase in accrued interest - related party              4,243                   -                   -
     Increase in accrued expense                              24,351                   -                   -
     Increase in player deposit                               73,828                   -                   -
                                                  ------------------  ------------------  ------------------

       Net Cash (Used) by Operating Activities              (494,797)           (349,919)             (1,993)
                                                  ------------------  ------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                   (3,704)            (47,319)                  -
   Proceeds from sale of fixed assets                          1,927                   -                   -
                                                  ------------------  ------------------  ------------------

       Net Cash (Used) by Investing Activities                (1,777)            (47,319)                  -
                                                  ------------------  ------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable - related party               128,597                   -                   -
   Proceeds from notes payable                                50,000             495,000                   -
   Increase in stock subscription payable                     50,000                   -                   -
   Common stock issued for cash                              200,000                   -              35,500
   Repurchase of and cancellation of common stock            (30,000)                  -                   -
                                                  ------------------  ------------------  ------------------

       Net Cash Provided by Financing Activities             398,597             495,000              35,500
                                                  ------------------  ------------------  ------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.



Registration Statement                                                 Page 66




                             NET-FORCE SYSTEMS INC.
                Consolidated Statements of Cash Flows (Continued)


                                                                 For the                         From
                                                               Years Ended                   Inception on
                                                                 April 30,                   March 1, 1999
                                                  --------------------------------------   Through April 30,
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

                                                  For the                         From
                                                Years Ended                   Inception on
                                                  April 30,                   March 1, 1999
                                   --------------------------------------   Through April 30,
                                          2001               2000                 1999
                                   ------------------  ------------------  ------------------
          Basic loss per share:
          Numerator - net loss     $         (484,597) $         (397,366) $           (6,493)
          Denominator - weighted
          average number of
          shares outstanding                7,171,233           8,500,000           5,899,999
                                   ------------------  ------------------   -----------------

          Loss per share           $            (0.07) $            (0.05) $            (0.00)
                                   ==================  ==================  ==================

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

          f.   Property and Equipment

          Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Vehicles are depreciated over a life of 5 years using the straight-line method. Software is depreciated over a life of 5 years. Depreciation expense for continuing operations for the years ended April 30, 2001, 2000 and 1999 was $9,908, $6,428, and $-0-,
          respectively.

          Property and equipment consists of the following:

                                                        April 30,
                                          -------------------------------------
                                                 2001               2000
                                          -----------------   -----------------

          Vehicles                        $           3,704   $               -
          Computer equipment                         19,450              19,550
          Computer software                          10,000              10,000
          Office furniture and equipment              6,274               8,101
          Leasehold improvements                          -               9,668
          Accumulated depreciation                 (12,877)              (6,428)
                                          -----------------   -----------------

          Net Property and Equipment      $          26,551   $          40,891
                                          =================   =================

Registration Statement                                                 Page 69

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

          h.   Recent Accounting Pronouncements

          The Company has adopted the provisions of FASB Statement No. 138 Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.) Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the company's consolidated financial statements.

          The Company has adopted the provisions of FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.) This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

          The Company had adopted the provisions of FIN 44 Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.) This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

Registration Statement                                                 Page 70

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

          SFAS  No.'s  141 and 142 -- In June  2001,  the  Financial  Accounting
          ------------------------
          Standards Board (FASB) adopted Statement of Financial Accounting Standards SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective as to any business combination occurring after June 30, 2001 and certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date that SFAS No. 142 is applied in its entirety, which will be January 1, 2002 for the Company. SFAS No. 142 is effective, generally, in fiscal years beginning after December 15, 2001, which will be the fiscal year ending April 30, 2002 for the Company.

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

          SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually assessed for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. Upon adoption of SFAS No. 142, the Company will assess whether an impairment loss should be recognized and measured by comparing the fair value of the reporting unit to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill will be adjusted to the implied fair value.

Registration Statement                                                 Page 71

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

          SFAS No. 143 -- On August 16,  2001,  the FASB  issued  SFAS No.  143,
          ------------
          Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 143 on the Company's consolidated financial statements, when it becomes effective, will not be significant.

          SFAS No. 144 On October 3, 2001,  the Financial  Accounting  Standards
          ------------
          Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business.

          SFAS 144  develops  one  accounting  model (based on the model in SFAS
          121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under discontinued operations in the financial statements amounts for operating losses that have not yet occurred.

Registration Statement                                                 Page 72

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

          j.   Revenue Recognition Policy

          The Company recognizes as revenue the net winnings from gaming activities, which is the difference between gaming winnings and losses. The earnings process is complete upon receipt of the net winnings, and no further obligations exist to the customer.

          Cost of sales includes royalties, payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

          The formula for net revenue sharing is as follows: (Casino gain (loss) less adjustment for incentives less charge backs) times a royalty factor to be paid to Softec. The royalty factor used depends on net monthly revenue. The following table lists the schedule of royalty payments:

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

          k.   Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ending April 30, 2001, 2000 and 1999 was $174,859, $99,283, and $-0-, respectively.

Registration Statement                                                 Page 73

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

          n.   Concentrations of Risk - Foreign Operations

          The Company operates in St. John's which has a developing economy. Hyperinflation and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in St John's. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in St. John's in which the Company operates could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

          o.   Reclassifications

          Certain prior year amounts have been reclassified to conform to 2001 presentation.

Registration Statement                                                 Page 74

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 3 -  NOTE PAYABLE - RELATED PARTY


          Geneva Overseas Holdings Ltd. (A Company                     April 30,
          controlled by the president of the Company)      ------------------------------
          made advances to the Company totaling                 2001            2000
          $128,596.  These advances have an interest       --------------  --------------
          rate of 8% annually.  This note is unsecured.    $      130,621  $        2,024

          Less Current Portion                                      2,025           2,024
                                                           --------------  --------------

          Total Long-Term Debt -Related Party              $      128,596  $            -
                                                           ==============  ==============

          The following is a summary of the future maturities of the long-term debt-related party:

                                                For the
                                              Year Ended
                                               April 30,
                                            ---------------

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
                                                           ==============

          Interest expense for the years ending April 30, 2001, 2000 and 1999 was $4,243, $-0- and $-0-,respectively.

NOTE 4 -  NOTES PAYABLE

                                                                     April 30,
                                                           ------------------------------
          Note payable to Mountain High Management Inc.         2001            2000
          dated July 13, 1999, accruing interest at 15%    --------------  --------------
          annually, due on July 29, 2001.  This note is
          unsecured.                                       $      495,000  $      495,000

          Note payable to Low Tide Investments, dated
          November 1, 2001, accruing interest at 8%
           annually, due on November 1, 2004. This note
          is unsecured.                                            50,000               -
                                                           --------------  --------------

          Total Notes Payable                                     545,000         495,000

          Less Current Portion                                    495,000               -
                                                           --------------  --------------

          Total Long-Term Debt                             $       50,000  $      495,000
                                                           ==============  ==============

Registration Statement                                                 Page 75

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 4 -  NOTES PAYABLE (Continued)

          The following is a summary of the future maturities of the long-term debt:

                                                For the
                                              Year Ended
                                                April 30,
                                            ---------------

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

Registration Statement                                                 Page 76

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

          Private Placement
          -----------------

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

Registration Statement                                                 Page 77

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

NOTE 10 - GAMING LICENSE

          The Company is required to purchase a gaming business license on an annual basis. The cost of the license is $100,000 and is amortized over twelve months. Amortization expense for the years ending April 30, 2001, 2000, and 1999 was $8,333, $-0- and $-0-, respectively.

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

Registration Statement                                                 Page 78

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

          Office lease
          ------------

          On August 1, 2001, the Company signed a one-year lease agreement for office space. This lease runs through July 3, 2002. The monthly rental amount is $629. Minimum future lease payments on this lease are as follows:

                                              For the
                                           Year Ended
                                              April 30,          Amount
                                           ------------    -----------------

                                                2002       $           5,661
                                                2003                   1,887
                                                           -----------------

                                                TOTAL      $          7,548
                                                           =================

Registration Statement                                                 Page 79

NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2000
























                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2000 and 1999





















Registration Statement                                                 Page 80

                                 C O N T E N T S


Independent Auditors' Report.................................................3

Consolidated Balance Sheets..................................................4

Consolidated Statements of Operations........................................6

Consolidated Statements of Stockholders' Equity (Deficit)....................7

Consolidated Statements of Cash Flows........................................8

Notes to the Consolidated Financial Statements...............................9




















                                       F-2












Registration Statement                                                 Page 81

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors
Net-Force Systems Inc.
(A Development Stage Company)
Antigua, West Indies

We have audited the accompanying consolidated balance sheet of Net-Force Systems Inc. (a development stage company) as of April 30, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended April 30, 2000 and 1999 and from inception on March 1, 1999 through April 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net-Force Systems Inc. (a development stage company) as of April 30, 2000 and 1999 and the consolidated results of their operations and their cash flows for the years ended April 30, 2000 and 1999 and from inception on March 1, 1999 through April 30, 2000 in conformity with accounting principals generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date and a substantial accumulated deficit, which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.



HJ & Associates, LLC
Salt Lake City, Utah
October 24, 2000, except for note 8 which is dated January 2, 2002

Registration Statement                                                 Page 82

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                                                           April 30,
                                                             --------------------------------------
                                                                    2000                1999
                                                             ------------------  ------------------
CURRENT ASSETS

   Cash                                                      $          131,269  $           33,507
   Prepaid expenses                                                      34,698                   -
   Other current assets                                                   2,593                   -
                                                             ------------------  ------------------

     Total Current Assets                                               168,560              33,507
                                                             ------------------  ------------------

PROPERTY AND EQUIPMENT (Note 2)                                          40,891                   -
                                                             ------------------  ------------------

OTHER ASSETS

   Deposits                                                              12,061                   -
                                                             ------------------  ------------------

     Total Other Assets                                                  12,061                   -
                                                             ------------------  ------------------

     TOTAL ASSETS                                            $          221,512  $           33,507
                                                             ==================  ==================



              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                       F-4



















Registration Statement                                                 Page 83




                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                           April 30,
                                                             --------------------------------------
                                                                    2000                1999
                                                             ------------------  ------------------
CURRENT LIABILITIES

   Accounts payable and accrued expenses                     $           37,157  $            2,500
   Related party payable (Note 3)                                         2,024               2,000
                                                             ------------------  ------------------

     Total Current Liabilities                                           39,181               4,500
                                                             ------------------  ------------------

LONG-TERM DEBT

   Note payable and accrued interest (Note 4)                           550,690                   -
                                                             ------------------  ------------------

     Total Long-Term Debt                                               550,690                   -
                                                             ------------------  ------------------

     Total Liabilities                                                  589,871               4,500
                                                             ------------------  ------------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of $0.001
     par value, zero issued and outstanding                                   -                   -
   Common stock: 100,000,000 shares authorized of $0.001
     par value, 8,500,000 and 8,500,000 shares issued and
     outstanding, respectively                                            8,500               8,500
   Additional paid-in capital                                            27,000              27,000
   Deficit accumulated during the development stage                    (403,859)             (6,493)
                                                             ------------------  ------------------

     Total Stockholders' Equity (Deficit)                              (368,359)             29,007
                                                             ------------------  ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY (DEFICIT)                                      $          221,512  $           33,507
                                                             ==================  ==================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 84

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                      Consolidated Statements of Operations


                                                                  From Inception on
                                          For the               March 1, 1999 Through
                                        Year Ended                     April 30,
                                         April 30,      --------------------------------------
                                           2000                1999                2000
                                    ------------------  ------------------  ------------------
REVENUE

   Sales                            $            1,399  $                -  $            1,399
   Cost of sales                                 1,477                   -               1,477
                                    ------------------  ------------------  ------------------

     Gross Margin (Deficit)                        (78)                  -                 (78)
                                    ------------------  ------------------  ------------------

EXPENSES

   General and administrative                  349,175               6,493             355,668
   Depreciation and amortization                 6,428                   -               6,428
                                    ------------------  ------------------  ------------------

     Total Expenses                            355,603               6,493             362,096
                                    ------------------  ------------------  ------------------

LOSS FROM OPERATIONS                          (355,681)             (6,493)           (362,174)
                                    ------------------  ------------------  ------------------

OTHER INCOME (EXPENSE)

   Interest income                               3,635                   -               3,635
   Other income                                 10,370                   -              10,370
   Interest expense                            (55,690)                  -             (55,690)
                                    ------------------  ------------------  ------------------

     Total Other Income (Expense)              (41,685)                  -             (41,685)
                                    ------------------  ------------------  ------------------

PROVISION FOR INCOME TAX                             -                   -                   -
                                    ------------------  ------------------  ------------------

NET LOSS                            $         (397,366) $           (6,493) $         (403,859)
                                    ==================  ==================  ==================

BASIC LOSS PER SHARE                $            (0.05) $            (0.00)
                                    ==================  ==================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                          8,500,000           5,899,999
                                    ==================  ==================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 85

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                                                              Deficit
                                                                                            Accumulated
                                              Common Stock                Additional         During the
                                  ----------------------------------       Paid-in          Development
                                        Shares             Amount          Capital             Stage
                                  ----------------   ---------------    --------------   -----------------

Balance, March 1, 1999                           -   $             -    $            -   $               -

March 1, 1999, common stock
 issued to founders for cash at
 $0.001 per share                        5,500,000             5,500                 -                   -

April 22, 1999, common stock
 issued for cash at $0.01 per
 share                                   3,000,000             3,000            27,000                   -

Net loss from inception on
 March 1, 1999 through
 April 30, 1999                                  -                 -                 -              (6,493)
                                  ----------------   ---------------    --------------   -----------------

Balance, April 30, 1999                  8,500,000             8,500            27,000              (6,493)

Net loss for the year ended
 April 30, 2000                                  -                 -                 -            (397,366)
                                  ----------------   ---------------    ---------------  -----------------

Balance, April 30, 2000                  8,500,000   $         8,500    $       27,000   $        (403,859)
                                  ================   ===============    ==============   =================




              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 86

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                                                      From Inception on
                                                              For the               March 1, 1999 Through
                                                            Year Ended                     April 30,
                                                             April 30,      --------------------------------------
                                                               2000                1999                2000
                                                        ------------------  ------------------  ------------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                             $         (397,366) $           (6,493) $         (403,859)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                                   6,428                   -               6,428
   Changes in assets and liabilities:
     (Increase) in accounts receivables and other
       assets                                                      (49,352)                  -             (49,352)
     Increase in accounts payable and other
       current liabilities                                          34,681               4,500              39,181
     Increase in accrued interest                                   55,690                   -              55,690
                                                        ------------------  ------------------  ------------------

       Net Cash Used by Operating Activities                      (349,919)             (1,993)           (351,912)
                                                        ------------------  ------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                        (47,319)                  -             (47,319)
                                                        ------------------  ------------------  ------------------

       Net Cash Used by Investing Activities                       (47,319)                  -             (47,319)
                                                        ------------------  ------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable                                     495,000                   -             495,000
   Common stock issued for cash                                          -              35,500              35,500
                                                        ------------------  ------------------  ------------------

       Net Cash Provided by financing Activities                   495,000              35,500             530,500
                                                        ------------------  ------------------  ------------------

NET INCREASE (DECREASE) IN CASH                                     97,762              33,507             131,269

CASH AT BEGINNING OF PERIOD                                         33,507                   -                   -
                                                        ------------------  ------------------  ------------------

CASH AT END OF PERIOD                                   $          131,269  $           33,507  $          131,269
                                                        ==================  ==================  ==================

CASH PAID FOR:

   Interest                                             $                -  $                -  $                -
   Income taxes                                         $                -  $                -  $                -



              The accompanying notes are an integral part of these
                       consolidated financial statements.

Registration Statement                                                 Page 87

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


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

          On August 5, 1999, a wholly-owned subsidiary, Net Force Entertainment Inc. (Entertainment) was incorporated under the International Business Corporations Act of the laws of Antigua and Barbuda. This subsidiary Company will be engaged in all aspect of International betting, gaming, sports betting and bookmaking but with a major emphasis on internet gaming.

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

                                                                             From
                                                                        Inception on
                                                        For the            March 1,
                                                      Year Ended        1999 Through
                                                       April 30,          April 30,
                                                         2000                1999
                                                  ------------------  -----------------
               Basic loss per share:

               Numerator - net loss               $         (397,366) $          (6,493)
               Denominator - weighted average
                 number of shares outstanding              8,500,000         (5,899,999)
                                                  ------------------  -----------------

               Loss per share                     $            (0.05) $           (0.00)
                                                  ==================  =================

Registration Statement                                                 Page 88

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


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

          e.   Principles of Consolidation

          The April 30, 2000 financial statements are consolidated with the Company and Entertainment. All significant intercompany accounts and transaction have been eliminated.

          f.   Property and Equipment

          Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Depreciation expense for continuing operations for the years ended April 30, 2000 and 1999 was $6,428 and $-0-, respectively.

          Property and equipment consists of the following:

                                                         April 30,
                                          --------------------------------------
                                                 2000                 1999
                                          -----------------    -----------------

          Computer equipment              $          19,550                    -
          Computer software                          10,000                    -
          Leasehold improvements                      9,668                    -
          Office furniture and equipment              8,101                    -
          Accumulated depreciation                   (6,428)                   -
                                          -----------------    -----------------

          Net Property and Equipment      $          40,891    $               -
                                          =================    =================

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

Registration Statement                                                 Page 89

                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Change in Accounting Principle

          In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting form changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

          i.   Revenue Recognition Policy

          The Company recognizes as revenue the net winnings from gaming activities, which is the difference between gaming winnings and losses. The earnings process is complete upon receipt of the net winnings, and no further obligations exist to the customer.

          Cost of sales includes royalties, payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

          The formula for net revenue sharing is as follows: (Casino gain (loss) less adjustment for incentives less charge backs) times a royalty factor to be paid to Softec. The royalty factor used depends on net monthly revenue. The following table lists the schedule of royalty payments:

               Net Monthly Revenue Royalty Fee Payable
               ---------------------------------------

               0 to $500,000                      25%
               $500,001 to $1,000,000             20%
               $1,000,001 to $5,000,000           15%
               $5,000,001 to $10,000,000          12.5%
               $10,000,001 plus                   10%

          j.   Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended April 30, 2000 and 1999 was $99,283 and $-0-, respectively.

          k.   Long-Lived Assets

          In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Registration Statement                                                 Page 90

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          l.   Foreign Currency Translation

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

          m.   Concentrations of Risk - Foreign Operations

          The Company operates in St. John's which has a developing economy. Hyperinflation and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in St John's. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in St. John's in which the Company operates could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

NOTE 3 -  NOTE PAYABLE - RELATED PARTY


          Geneva Overseas Holdings Ltd. (A Company                      April 30,
            controlled by the president of the Company)     ---------------------------------
            made advances to the Company totaling             2000             1999
            $2,024.  These advances have an interest        --------------  -----------------
            rate of 8% annually.  This note is unsecured.   $        2,024  $           2,000

          Less Current Portion                                       2,024              2,000
                                                            --------------  -----------------

          Total Long-Term Debt -Related Party               $            -  $               -
                                                            ==============  =================

Registration Statement                                                 Page 91

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 3 -  NOTE PAYABLE - RELATED PARTY (Continued)

          The following is a summary of the future maturities of the long-term debt-related party:

                                                 For the
                                                Year Ended
                                                 April 30,
                                              ---------------

                                                   2001       $        2,024
                                                   2002                    -
                                                   2003                    -
                                                   2004                    -
                                                              --------------

                                                              $        2,024
                                                              ==============

          Interest expense for the years ending April 30, 2000 and 1999 was $-0- and $-0-, respectively.

NOTE 4 -  NOTE PAYABLE AND ACCRUED INTEREST

                                                                        April 30,
                                                            ---------------------------------
          Note payable to Mountain High Management Inc.          2000            1999
             dated July 13, 1999, accruing interest at 15%  --------------  -----------------
             annually, due on July 29, 2001. This note is
             unsecured                                      $      495,000  $               -

          Accrued Interest                                          55,690                  -
                                                            --------------  -----------------

          Total Note Payable and accrued interest                  550,690                  -

          Less Current Portion                                           -                  -
                                                            --------------  -----------------

          Total Long-Term Debt                              $      550,690  $               -
                                                            ==============  =================

          The following is a summary of the future maturities of the long-term debt:

                                                 For the
                                                Year Ended
                                                 April 30,
                                              ---------------

                                                   2001       $            -
                                                   2002              550,690
                                                              --------------

                                                              $      550,690
                                                              ==============

Registration Statement                                                 Page 92

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 5 -  GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through April 30, 2000. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of equity issuances. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. The Company expects that operations will increase in 2001, and will start to provide cash flows from operations and expansion. The Company expects that it will need $750,000 to $1,250,000 additional funds for operations and expansion in 2001.

NOTE 6 -  STOCK TRANSACTIONS

          On March 1, 1999, the Company issued 5,500,000 shares of common stock to founders of the Company for $5,500 of cash. The shares were sold at the par value of $0.001.

          On April 22, 1999, the Company sold 3,000,000 shares of common stock for cash at $0.01 per share to related investors.

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

Registration Statement                                                 Page 93

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 8 -  SUBSEQUENT EVENTS

          Stock Buy Back
          --------------

          On June 1, 2000, the Company repurchased 3,000,000 shares which had been previously issued on April 22, 1999 for $30,000. These shares were canceled.

          Private Placement
          -----------------

          On June 1, 2000, the board of directors approved a Regulation S Private Placement for 2,500,000 shares of common stock to be sold at $0.10 per share. Each share sold has an attached warrant exercisable at $2.00 per share which expires on December 31, 2002. The Company received $250,000 and issued 2,500,000 shares pursuant to this Private Placement.

          506 Regulation D
          ----------------

          On July 1, 2000, the board of directors approved a best efforts private placement equity fundraising under Rule 506 of Regulation D for up to 2,000,000 shares at $0.50 per share. Each share has an attached warrant exercisable at $4.00 per share. The warrants expire on December 31, 2002. The Company has raised $-0- as of the date of the audit report.

          Notes Payable - related party
          -----------------------------

          The Company borrowed an additional $206,096 on several promissory notes from a related party. The notes bear an annual interest rate of 8% and are due two years from the note dates.

          Notes Payable
          -------------

          On November 1, 2001, the Company borrowed an additional $50,000. The note bears an annual interest rate of 8% and is due on November 1, 2004.

          Stock Issuance
          --------------

          On September 15, 2001, the Company converted the note payable related party of $208,121 and accrued interest of $6,362 into equity by issuing 2,144,830 shares of common stock at $0.10 per share for a total of $214,483.

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

Registration Statement                                                 Page 94

                             NET-FORCE SYSTEMS INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 8 -  SUBSEQUENT EVENTS (Continued)

          Stock Issuance (Continued)
          --------------------------

          On September 30, 2000, the Company issued 2,000,000 shares of common stock valued at $0.10 per share for cash of $200,000.

          On October 2, 2001, the Company issued 500,000 shares of common stock for the subscription payable of $50,000 at $0.10 per share.

          On August 15, 2001, the Company issued 200,000 shares of common stock valued at $0.10 per share, to a director for services and consulting, with 100,000 shares for services and 100,000 shares for consulting.

Registration Statement                                                 Page 95

                             NET-FORCE SYSTEMS INC.



PART IV. INDEX TO EXHIBITS

Exhibit 3.1     Articles of Incorporation of Net-Force Systems Inc.
Exhibit 3.2     Bylaws of Net-Force Systems Inc.
Exhibit 3.3     Articles of Incorporation - Net-Force Entertainment Inc.
Exhibit 3.4     Bylaws of Net-Force Entertainment Inc.



Material Contracts
Exhibit 10.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc), Amendment to Software License Agreement
Exhibit 10.2    Government of Antigua and Barbuda Gaming License
Exhibit 10.3    Software and Marketing License Agreement
Exhibit 10.4    Antigua Online Gaming Wagering and Gaming Reseller Agreement
Exhibit 10.5    American International Bank (Lease Agreement)

Exhibit 10.6    Geneva Overseas Holdings Ltd. Debt to Equity Conversion
                Agreement
Exhibit 10.7    IFG Investments Services Inc. Debt to Equity Conversion
                Agreement



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















Registration Statement                                                 Page 96