Form 20-F
period 2000-04-30
NET FORCE SYSTEMS INC
filed 2002-04-22
CIK 1084201

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          FORM 20-F: 2000 Annual Return


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended April 30, 2000.

                     COMMISSION FILE NUMBER: _______________


                             NET-FORCE SYSTEMS INC.
                             ----------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                                 #P.O. BOX W-645
                                 ---------------
                           THIRD FLOOR DOLLAR BUILDING
                           ---------------------------
                                  NEVIS STREET
                                  ------------
                               ST.JOHN'S, ANTIGUA
                               ------------------
              (Address of principal executive offices and zip code)

                                 (268) 481-1970
                                 --------------
                           (Issuer's telephone number)

    Securities registered or to be registered under Section 12(b) of the Act.
                                      NONE
                                      ----
 Securities registered or to be registered pursuant to Section 12(g) of the Act.

        Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:


        Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:

              Common Stock having a par value of $0.001 per share.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2000 was 8,500,000 Common Shares.


Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of The Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant

                             NET-FORCE SYSTEMS, INC.

                                Table of Contents

   FORWARD LOOKING STATEMENTS................................................1

PART I.......................................................................1

   ITEM 1.  DESCRIPTION OF BUSINESS..........................................1
      I.       BUSINESS DEVELOPMENT..........................................1
         A.       NET-FORCE SYSTEMS INC......................................1
         B.       NET-FORCE SYSTEMS INC. CORPORATE HISTORY...................1
      II.      BUSINESS OF THE ISSUER........................................2
      III.      BUSINESS AND MARKETING STRATEGIES............................4
      IV.      INDUSTRY OVERVIEW.............................................6
         A.       Global Gaming Industry.....................................6
         B.       Internet Entertainment Industry............................9
      V.       COMPETITION..................................................10
      VI.      RISKS........................................................11
         A.       RISKS RELATED TO THE BUSINESS.............................11
         B.       RISKS RELATED TO THE INDUSTRY.............................13
         C.       RISKS RELATED TO SECURITIES MARKETS.......................15
      VII.     REGULATORY BACKGROUND........................................15
      VIII.    DISCLOSURE...................................................18
   ITEM 2.  DESCRIPTION OF PROPERTY.........................................18
   ITEM 3.  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS........................19
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
   MANAGEMENT...............................................................19
   ITEM 5.  NATURE OF TRADING MARKET........................................20
   ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
   SECURITY HOLDERS.........................................................20
   ITEM 7.  TAXATION........................................................21
   ITEM 8.  SELECTED FINANCIAL DATA.........................................22
   ITEM 9.  MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND PLAN OF OPERATION..........................................23
      I.       PLAN OF OPERATIONS...........................................23
         A.       Revenues and Financing....................................23
         B.       Operations for the Next Twelve Months.....................25
         C.       Balance Sheet Data........................................25
         D.       Liquidity and Capital Resources...........................25
         E.       Material Commitments for Capital Expenditures.............26
         F.       Material Commitments for Resources........................27
         G.       Impact of Inflation.......................................27
         H.       Year 2000 Risks and Compliance............................27
   ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
   RISK.....................................................................27
   ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
   PERSONS.................................................28

Annual Report 2000                                                     Page i

                             NET-FORCE SYSTEMS, INC.


      I.       DIRECTORS AND EXECUTIVE OFFICERS.............................28
      II.      FAMILY RELATIONSHIPS.........................................29
      III.     INDEMNIFICATION OF DIRECTORS AND OFFICERS....................29
   ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS..........................30
   ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
            OR SUBSIDIARIES.................................................30
   ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................30

PART II.....................................................................30

   ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED......................30
   ITEM 15. DEFAULTS UPON SENIOR SECURITIES.................................30
   ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
   REGISTERED SECURITIES....................................................31

PART III....................................................................32

   ITEM 17. FINANCIAL STATEMENTS............................................32
      i.   NET-FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS,
           APRIL 30, 2000...................................................32
   ITEM 18. FINANCIAL STATEMENTS............................................48

PART IV INDEX TO EXHIBITS...................................................48

         SIGNATURES.........................................................48
         Exhibit 2.1 - ARTICLES OF INCORPORATION............................49
         Exhibit 2.2 - BY-LAWS..............................................52
         Exhibit 2.3 - ARTICLES OF INCORPORATION............................60
         Exhibit 2.4 - BY-LAWS..............................................64
         Exhibit 6.1 - SOFTWARE LICENSE AGREEMENT...........................71
         Exhibit 6.2 - LICENSE..............................................87





















Annual Report 2000                                                     Page ii

                             NET-FORCE SYSTEMS, INC.


FORWARD LOOKING STATEMENTS

Net-Force Systems Inc. (the "Company" or "Net-Force") cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual return, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the annual return that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.


PART I

ITEM 1.   DESCRIPTION OF BUSINESS

I.   BUSINESS DEVELOPMENT
     --------------------

A.   NET-FORCE SYSTEMS INC.
     ----------------------

Net-Force Systems Inc. (the "Company") was incorporated in March 1999 under the laws of Antigua and Barbuda as Net-Force Systems Inc. The company's corporate Web site can be viewed on the World Wide Web at www.netforcesystems.com. The
                                                -----------------------
Company currently licenses, owns, and operates an electronic website offering a variety of casino gaming options as well as sports wagering, utilizing the rapidly expanding medium known as the Internet. On August 5, 1999, a wholly owned subsidiary called Netforce Entertainment Inc. was incorporated under the laws of Antigua and Barbuda. Netforce Entertainment Inc. acts as the operating company for all business activities relating to the online gaming operations. Netforce Entertainment Inc. licenses proprietary Internet casino software and systems from Starnet Systems Inc., formerly Softec Systems Caribbean Inc. Starnet Systems Inc. processes and collects revenues generated from the its Internet gaming Web sites with the assistance of Electronic Financial Services Caribbean Inc. The Company oversees operates Web sites has implemented a substantial marketing program with initial advice from Starnet Systems. Starnet Systems and Electronic Financial Services Caribbean Inc., both headquartered in Antigua, are wholly owned offshore subsidiaries of Starnet Communications International Inc. Net-Force Systems Inc., including its subsidiaries, employs 6 full time persons. The majority of these individuals are either involved in developing and implementing a marketing strategy or are clerical staff.


B.   NET-FORCE SYSTEMS INC. CORPORATE HISTORY
     ----------------------------------------

In March 1999, the Company filed its Articles of Incorporation with the Director of International Business Corporations, Government of Antigua and Barbuda as Net-Force Systems Inc., in which, among other things, the Board of Directors was elected as follows: Terry G. Bowering and Douglas N. Bolen. The authorized capital of the Company consists of 100,000,000 Common Shares and 50,000,000 Preferred Shares. On March 15, 1999, the Directors, by way of Organizational Consent of the Directors of the Company, accepted the stock subscriptions and payment for the number of shares issued to the individuals referred to above at a price of $0.001 per share. In addition, the Directors appointed Terry G. Bowering to the office of President, CEO and Chairman of the Board, and Douglas
N. Bolen to the office of Secretary.

On March 15, 1999, the Company accepted subscription agreements from six entities to acquire securities of the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized the Company to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 3,000,000


Annual Report 2000                                                     Page 1

                             NET-FORCE SYSTEMS, INC.


Common Shares at a price of $0.01 per Common Share. Pacific Stock Transfer Company was appointed as the Transfer Agent of the Common Shares of the Company.

On July 15, 1999, we signed a software licensing agreement with Softec Systems Caribbean Inc., later known as Starnet Systems Inc., to launch and market a turnkey Internet Gaming website. On July 15, 1999, we issued a promissory note to Mountain High Management Inc. to borrow $495,000 at an interest rate of 15%. August 5, 1999 marked the date of incorporation of Netforce Entertainment Inc., wholly owned subsidiary of Net-Force Systems Inc., under the laws of Antigua and Barbuda. Netforce Entertainment Inc. acts as the operating subsidiary for the Internet Gaming web site operations.

The Internet Gaming website www.aogaming.com was initially launched in December
                            ----------------
of 1999 for testing purposes. During the months of January to March of 2000, we experienced some operating and design difficulties with the web-site and gaming software that prevented customers from depositing funds to play for real-money. As a result, our marketing expenditures during the period of January to March of 2000 yielded minimal recorded revenues for the period. We re-configured the software and re-designed the web-site for an official re-launch on April 7, 2000. The casino Web site has functioned effectively in accepting real-money deposits and wagers and we have recorded consistent customer signups, online deposits, and revenues from that date forward.

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

On September 6, 2000, the balance payable to Starnet Systems Inc. for the initial fee for the gaming software was waived and adjusted to zero payable as a result of a compensation agreement to cover early software configuration difficulties delaying the planned launch date of the casino website in early 2000. See exhibit 10.1, Amendment to Software License Agreement.

On October 26, 2000, Douglas N. Bolen resigned as Director and secretary of the Company.


II.  BUSINESS OF THE ISSUER
     ----------------------

Netforce Entertainment Inc. ("Netforce Entertainment") was incorporated on August 5, 1999 pursuant to the International Business Corporations Act of Antigua and Barbuda and is based in Antigua. Netforce Entertainment is a wholly owned subsidiary of the Company and acts as the operating entity for the Company's online gaming operations.

Netforce Entertainment Inc. currently owns and maintains an international gaming Web sites called Antigua Online Gaming located on the World Wide Web at www.aogaming.com and Netforce Entertainment Inc. has entered into agreements
----------------
with software vendors, including, Starnet Systems for the rights to use Starnet Systems's proprietary Internet gaming software, and Electronic Financial Services Caribbean Inc. for the use of its electronic financial conversion system in relation to the processing of credit cards. Both Starnet Systems Inc. and Electronic Financial Services Caribbean Inc. are wholly owned offshore subsidiaries of Starnet Communications International Inc.

Starnet Systems Inc., an Antigua corporation, is in the business of licensing complete, customized Internet gaming systems to third-party offshore gaming license holders. Starnet Systems Inc. currently supports in excess of 30 such licensee's operating worldwide and has endorsed Net-Force Entertainment as a licensee. Starnet Systems Inc. provides customized software, Web site development and management on its network, custom database systems to manage player accounts, and technical support. Netforce Entertainment Inc., has entered into a software licensing agreement with Starnet Systems Inc. (See Exhibit 6.1) whereby Starnet Systems Inc. licenses certain Internet casino software to Netforce Entertainment Inc. and has developed the graphical front end of the


Annual Report 2000                                                     Page 2

                             NET-FORCE SYSTEMS, INC.


gaming site in exchange for a one-time payment and a percentage of the gross revenues from our casino Web sites (see Exhibit 6.1). Starnet Systems Inc. hosts the Company's offshore subsidiary's Web sites. Starnet Systems Inc. also provides and maintains all hardware necessary for the operation of the Web site and provides a complete online transaction processing system that allows players to deposit funds for use of the games. The hardware is maintained in Starnet Systems Inc.'s offices in Antigua.

To ensure the security of funds transfers over the Internet, Netforce Entertainment Inc. utilizes the services of Electronic Financial Services Caribbean Inc., also an Antigua corporation, and wholly-owned subsidiary of Starnet Communications International Inc., is in the business of securely converting electronic funds between financial institutions and other companies. Through alignments with major banks, Electronic Financial Services Caribbean Inc. processes conversions of worldwide currencies into "e-cash.", utilizing Starnet Systems Inc.' s proprietary STAR-MX encoding and processing technology to process tens of thousands of Internet credit card transactions per month.

The Starnet Systems software license will allow us to establish our company as a leading Internet provider of gaming and sports wagering services. Through our subsidiary, Netforce Entertainment Inc., we currently offer via the Internet up to 25 casino style gaming opportunities, including baccarat, Japanese Pachinko, Chinese Pai Gow Poker, blackjack and video poker as well as a pari-mutuel sports betting service. The initial term of the software license is one year, renewable indefinitely unless written notice of termination of the license is delivered to the licensor at least 45 days prior to the end of any one-year period.

On August 5, 1999, Netforce Entertainment Inc. was approved for and received an official gaming license from the Antigua and Barbuda Free Trade and Processing Zone enabling it to legally conduct Virtual Casino and Sports Wagering Operations (see Exhibit 6.2). Antigua is a jurisdiction that has clearly defined Internet Gaming legislation in place that licenses and regulates Internet Gaming Operators. Antigua charges license holders an annual license fee to maintain the gaming license in good standing.

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

Net-Force Entertainment Inc. is now fully licensed and regulated by the Antigua and Barbuda Free Trade & Processing Zone under clearly defined legislation in that sovereign nation. Netforce Entertainment Inc. has the added distinction of having acquired the "preferential seal of approval" status from the Antigua and Barbuda Free Trade and Processing Zone. The Company proudly displays this seal on the Gaming Web sites with an associated link to the Antigua and Barbuda Free Trade & Processing Zone Web site so that consumers (players) will be able to contact the Antigua regulatory authorities with any concerns, complaints and/or inquiries. This distinction further signifies that the Company has consented to and successfully undergone intense scrutiny under the legislated due diligence requirements in Antigua. This mechanism provides the consumer (player) recourse to register any complaints with the Antigua regulatory body and instills credibility and confidence in the operator and the industry as a whole in that particular jurisdiction. Netforce Entertainment`s primary gaming Web site is appropriately named Antigua Online Gaming, capitalizing on the recognized brand identity that Antigua has established as a result of becoming the hub of the Internet Gaming Industry. The Web sites' URL's can be found on the World Wide Web at www.aogaming.com, www.aocasino.com, and www.aosportsbook.com.
       ----------------  ----------------      --------------------

The Company's policy is to accept subscriptions only from persons over the age of 18 years and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. To date, the Company's activities have included the market analysis, Web site development, acquisition of a gaming license, obtaining the software license from Starnet Systems and developing the general infrastructure necessary to fulfill our business objectives.



Annual Report 2000                                                     Page 3

                             NET-FORCE SYSTEMS, INC.


Through the license acquired from Starnet Systems, the Company offers up to 25 virtual casino games and live sportsbook wagering on most of the world's major sporting events. Included with the software license is the procurement of an initial Internet gaming license, concept development and design of the Web based casino(s), all odds-making rules and regulations, complete graphical user interface with sophisticated visual and sound effects to create a total gaming experience, real time wagering, complete secure electronic funds transfer, retention and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities, administration and complete 24 hour per day, 7 days per week customer support services, ongoing customization of the Web sites, the monitoring of all funds flow, the hosting of server software, customization and server integration, the provision of credit card processing and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting.


III. BUSINESS AND MARKETING STRATEGIES
     ---------------------------------

We intend to capitalize on the evolving opportunities on the Internet by developing and marketing Internet casinos and sports wagering Web sites. Our business strategy is designed to promote the Net-Force brands and strive for the industry leadership position by focusing on gaming, providing an innovative and easy to use concept, acquiring players on an efficient basis, maximizing player retention and expanding its player base through multiple marketing channels. We believe that this strategy enables it to reduce reliance on any one source of players, maximize brand awareness and lower average player acquisition costs. By combining expertise in marketing, sophisticated computer software systems and a focus on excellent customer service, we believe that we will be able to deliver a unique total entertainment experience to players. With our mandate of providing a gaming experience with unmatched options and state-of-the-art technology allowing for three-dimensional displays and a wide gaming selection, we believe players will be provided with a product unparalleled in the marketplace. We believe that the Internet is a well suited medium for the provision of entertainment products and services, especially those related to casino games.


THE COMPANY'S SERVICES AND PRODUCTS

We have established Web sites, located on the Internet at www.AntiguaOnlineGaming.com, www.AntiguaOnlineCasino.com and www.AntiguaSportsbook.com, at which we offer a comprehensive interactive gaming service including a virtual casino and live online sportsbook wagering service.

Our Web sites are accessible by a minimum hardware configuration consisting of a 486 personal computer with Windows 95 or greater, with 16 Mega Bites RAM, 20 Mega Bites free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games are provided in a Windows-based, menu driven format with "point and click" interactivity. Players who wish to conduct gaming operations at the Web sites are able to subscribe over the Internet by completing an application appearing on the Web sites. Part of the application process requires that the subscriber open an account and make a minimum deposit with the company of $20.

Our Web sites are designed to invite the players to sign up and apply for a casino and sports book wagering membership. After a player's membership application is received and reviewed by us, it is either accepted or rejected based on criterion including, but not limited to, age and geographic location of the player. The Company's policy is to accept subscriptions only from players over the age of 18 years and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. Upon acceptance, the approved player is allowed to download the gaming software over the Internet for installation on their personal computer. We then provide the player with a username and password through which the player is able to access the computer servers on which the software is hosted, over the Internet through their Internet service provider.

Our Web site allows the player to review all the terms, rules and conditions applicable to gaming and other uses at the Web sites. All gaming winnings and losses are debited and credited to the player's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the Web sites and which are at least favorable or more favorable than those used by the major casinos in Las Vegas, Nevada.

On April 7, 2000, we completed the process of designing the interfaces between the players and the Starnet Systems software for Antigua Online Gaming and officially launched www.aogaming.com. The gaming opportunities offered at the
                    ----------------

Annual Report 2000                                                     Page 4

                             NET-FORCE SYSTEMS, INC.


Web site have been designed, in conjunction with Starnet Systems, to evoke sights and sounds similar to a Las Vegas style casino. Computer graphics present the "lobby" of the casino, and consist of several menu items that the player can choose to enter. The Company includes in these menu choices the various gaming rooms, including black jack, baccarat, slot machines, roulette and video poker. In addition, the player has the option to use the sports betting option to place bets on sports events taking place around the world. The players use the Windows format of commands to carry out the gaming activities. The Web sites also include special effects such as three-dimensional displays, sounds of cards shuffling, coins falling from virtual machines and other generally familiar background casino sounds. In addition to English, we also intend to offer players the ability to engage in the proposed gaming activities in such languages as Spanish, German, Japanese and Chinese or in whatever languages and/or ethnic identities as we deem practical in order to facilitate worldwide expansion of its player base. Currently, the casino web-sites and gaming software are only offered in English.

We intend to conduct continuing development of its Web sites (and such additional Web sites as we deem appropriate with varying themes and languages) and the products offered thereat in accordance with its players' demonstrated preferences, demographics, and the evolution of new technologies. Our goal is to utilize the Starnet Systems' software and such other software, which may be identified by us as useful to it in order to provide the players with gaming services, which is competitive, innovative and easy to use in the Internet gaming industry.


MARKETING

We have implemented a comprehensive marketing program in conjunction with its software provider, Starnet Systems. We believe that international markets will represent a significant portion of our revenues in the future since many of the products and services intended to be offered are not currently available in these markets.

We have established offices in St. John's, Antigua, British West Indies at the third floor, Dollar Building, Nevis Street, P.O. Box W-645, St. John's, Antigua, British West Indies. From these offices, we conduct all administrative operations and marketing activities for Netforce Entertainment Inc. Marketing activities include promoting the Internet casino gaming and sports wagering Web sites. The marketing program incorporates the following strategies to target its players:

Strategic Alliances with Major Content and Service Providers. We intend to seek
-------------------------------------------------------------
to enter into strategic alliances with major Internet content and service providers in order to enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition. We are striving to enter into alliances with Internet search engines services that provide for us to be the premier online gaming provider on certain of their sites with the exclusive right to place gaming banner advertisements and integrated links to the Net-Force web sites on certain gaming-related Web pages. To date, no such alliances have been identified or entered into by us.

Off-Line and Traditional Advertising. We have initiated an aggressive marketing
-------------------------------------
campaign using a combination of on-line and traditional advertising. We advertise on the Web sites of major Internet content and service providers, and targeted gaming-related Web sites. Our traditional advertising efforts include print advertising in major magazines and gaming related publications. To date, we have advertised in the past in the following publication: High Roller Magazine - Spring 2000 Special Issue.

Direct Marketing. We utilize direct marketing techniques to target new and
-----------------
existing players with communications and promotions by sending a personalized e-mail newsletters to registered players. These e-mail communications include internal bonus credit promotions, informational content. We also utilize this medium to solicit customer feedback on our service.

Banner Advertisements. Banner advertisements are rectangular graphical/text
----------------------
images that can be positioned in various strategic places on Web pages and search engines on the Internet. When a potential player clicks on the banner advertisement, the player's Web Browser points the player to the advertiser's home page. We pay for such banner advertisements on a variety of Web pages and search engines, and participates in a banner exchange program. We also intend to enter into agreements with Webmasters in which Webmasters agree to place our banner advertisements on their Web pages in exchange for a commission for each unique player who clicks through banners to our web sites' home page or for a percentage of the profits generated by the Webmaster. Some of the sites where we


Annual Report 2000                                                     Page 5

                             NET-FORCE SYSTEMS, INC.


have placed advertising banners to date include www.rgtonline.com,
                                                -----------------
www.gambling.net, www.tsn.com, www.football.com, and www.basketball.com.
----------------  -----------  ----------------      ------------------

Submissions to Search Engines. Potential players often learn about Web sites on
------------------------------
the Internet from listings on search engines. We have submitted our URL's and a brief description of our Internet casino gaming and sports wagering Web sites to various search engines so that the our information is available to potential players who use search engines to locate Internet gaming sites. Examples of the search engines that the company's URLs have been submitted to include: www.yahoo.com, www.altavista.com, www.lycos.com, www.dmoz.com,
-------------  -----------------   -------------  ------------
www.directhit.com, www.euroseek.com, www.google.com, www.excite.com,
-----------------  ----------------  --------------  --------------
www.looksmart.com, www.hotbot.com. The websites have also been submitted to the
-----------------  --------------
following Internet casino directories including but not limited to www.gamblingregistry.com, www.casinolocator.com, www.casinoseek.com,
------------------------  ---------------------  ------------------
www.gambling.com, and www.top100casinos.com. These Directories are centralized
----------------      ---------------------
search tools for locating Web sites in a particular industry.

Player Incentive Programs. In order to attract new players, we have instituted
--------------------------
an initial balance credit promotion. This program is designed to attract new players by offering a credit to new player accounts in amounts based on a percentage of the amount of the initial deposit by the player. To attract repeat players to the Web site, we have instituted periodic prizes, cash draws, special jack pots, competitions and/or a frequent player program where the player would be rewarded based on the frequency and dollar amount of play.

Development of Related Web Sites. We may design related Web sites such as a site
---------------------------------
containing tips on how to play certain casino games or a site providing interesting gaming news. The company intends to design, develop, and promote a sports information portal site which will feature up-to-date sports information content including scores, statistics, casino and sports news headlines, and odds on all of the world's major sporting events. This site will be linked to the online sportsbook to generate traffic with the intention of enhancing revenues. Banner advertisements would then be placed on all pages of each related Web site to attract players to the our Internet gaming and sports wagering Web sites.

Distribution of a CD-ROM. We have, in conjunction with Starnet Systems, produced
-------------------------
a CD-ROM on which the Company's casino games are contained. When an individual obtains the CD-ROM, they are able to play all the Company's casino games without the necessity of wagering real money. This promotional idea is intended to give the Company the ability to distribute, to a large number and variety of potential players, quality examples of the services and products offered at its Web sites. Once a potential player plays the games offered for fun, we hope that the potential player makes an application on the Company's Web sites and eventually plays the same games for money. We intend to distribute such CD-ROM's by direct mail-outs, insertions in magazines, distributions through Internet Service Providers to their subscribers and distributions at tradeshows.


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


Annual Report 2000                                                     Page 6

                             NET-FORCE SYSTEMS, INC.


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

     Pari-mutuel and Lottery Gaming

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

The European Commission last reviewed the issue of gambling in 1991 and found no need for EU-wide regulation. This position has remained in accordance with the many of the EU's member states' positions that gaming, including Internet gambling, should remain an issue for the sovereign state (Cabot, Anthony, THE INTERNET GAMBLING REPORT III, "European Overview," by Steven Philippsohn, (Trace Publications, Las Vegas), 1999, P.211-216). Among the member nations of the EU, views on Internet gambling vary widely. Some states are slowly accepting the idea of interactive gaming. For example, the Dutch government recently allowed telephone betting, while certain European states, notably Finland and Sweden, are allowing providers to offer Internet gambling, but only to their own respective residents. Conversely, the German position on Internet gaming reflects the view taken on traditional forms of gambling. That is, that games of chance are morally corrupting and should only be allowed in connection with charitable purposes.



Annual Report 2000                                                     Page 7

                             NET-FORCE SYSTEMS, INC.


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

The path which European regulation of Internet gambling is taking is more akin to that which the Australian states are taking. The cultural differences between European countries, however, are more marked than between the Australian states. The consequent diversity in attitudes to gambling may slow down the process (Steven Philippsohn, Internet Gambling, European Overview," 1998, p.215).

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

Annual Report 2000                                                     Page 8

                             NET-FORCE SYSTEMS, INC.


CARIBBEAN

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


B.   Internet Entertainment Industry
     -------------------------------

Internet gambling offers people the opportunity to play virtual sports, horseracing, slot machines and other casino games without the inconvenience of leaving their home. While Internet gambling provides some amount of competition for existing casinos, it is not a substantial threat to the traditional gaming industry. The social aspect of gaming - the primary reason for the transformation of the Las Vegas gaming market into a destination leisure market, cannot be replicated in the artificial environment of the Internet. Most visitors to casinos are motivated by the ambiance of the casinos, not just the opportunity to gamble. Small markets, however, may incur negative impacts associated with Internet gambling as these markets have been established themselves as leisure destinations.

The popularity of gaming has transcended beyond the physical boundaries of the casinos to the borderless and unregulated realm of the Internet. Gambling Web sites, offering computer users the opportunity to wager on such games as bingo, sports and horse wagering, poker and roulette, are beginning to thrive on the Internet. To participate as one of these Web sites, the player needs only to set up an account, typically supplying credit card information, wire transfers or E-cash. With a click of the mouse, the player is now able to gamble. Losses are typically deducted from the players' credit cards or established credit line, and winnings, upon the request of the player, can be electronically transferred or mailed to the person. Modern technology has eliminated the physical requirement of visiting a casino or racetrack before engaging in such games as slot machines, black jack, roulette and thoroughbred or harness racing. With Internet gambling, patrons need not leave the comfort of their homes or offices.


ESTIMATED WORLD-WIDE INTERNET GAMBLING REVENUES ($ MILLIONS)

                                              1997     1998       1999         2000         2001
                                              ----     ----       ----         ----         ----
# of home users (in millions)                  46       81         121          145          159
% users conducting online transactions         15%      18%        21%          24%          27%
Potential Internet Gamblers (in millions)      6.9     14.5       25.4         34.8          43
Per-capita expenditure                        $ 146    $ 154     $ 155        $ 160        $ 160
Potential Internet gambling market            $1,009   $2,182    $3,933       $5,555       $7,080
Estimated actual Internet Gambling revenues   $ 300    $ 651     $ 811        $1,520       $2,330
Penetration rate                               30%      30%        21%          27%          33%
-------------------------------------------------------------------------------------------------
Source:  Christian/Cummings Associates, Inc.

The popularity of Internet gambling is increasing as illustrated by the growth of gaming-related Web sites. Currently, more than 500 gambling websites are offered on the Internet, which we estimate are owned by approximately 100 operators. With the current licensing of gambling Web sites by foreign governments and increased usage of Internet services, this market will continue to grow. It is estimated that almost 300 million people will use the Internet by the year 2000. With casino gambling garnering public acceptance as a form of entertainment and Internet usage increasing, every personal home computer now has the capacity to become a "cybercasino" Current market size estimates for Internet gambling are $650 million in 1999, growing to more than $10.0 billion by 2002 according to Datamonitor.




Annual Report 2000                                                     Page 9

                             NET-FORCE SYSTEMS, INC.


INTERNATIONAL OUTLOOK ON INTERNET GAMING

While the U.S. is debating whether to prohibit Internet gaming or create legislation to severely regulate the industry, other countries are viewing it as a revenue generator. Most Internet gambling Web sites are located in the Caribbean and South America, along with other sites in Australia, South Africa, the Netherlands and New Zealand. The Caribbean governments charge Internet "casino" operators up to $100,000 annually for a license and require operators to post bonds. In Antigua, the government requires the employment of local residents and payment of education taxes. The governments of Liechtenstein and Finland operate their national lottery via the Internet.

Australia and New Zealand have recently decided to legalize Internet gambling, choosing to regulate and tax the activity as opposed to banning it. The State of Queensland in Australia passed a law in March 1998, licensing cybercasinos and sports betting operations. The other Australian states are expected to pass similar laws. The states of Australia maintain pro-gambling environments - Australians spend more than $40 billion a year gambling, or $2,000 per person per year on average ("Aussies Love Their Gambling." LAS VEGAS REVIEW-JOURNAL, Rohan Sullivan, March 9, 1998). Placing bets over the phone is legal in Australia, making legalization of Internet gambling a less controversial issue. To regulate the industry, the governments propose the establishment of gambling service providers who will check the identity and address of the gambler. Winnings will then be taxed accordingly, with the taxes forwarded at the appropriate rate for the state in which the service provider is based.

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


V.   COMPETITION
     -----------

The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In a search of the Internet by the Company, there were over 300 online gaming sites as of January 1999. In addition, the broader gaming industry is intensely competitive.

We intend to compete with a variety of companies, including (i) online vendors of gaming and gaming related products, (ii) online service providers which offer gaming products directly or cooperation with other retailers, (iii) traditional providers of gaming products, including specialty gaming providers, and (iv) other retailers that offer gaming products. Many of these traditional providers also support dedicated Web sites, which may compete directly with us.

We believe that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise and product availability. Many of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. We are aware that certain of its proposed competitors have and may continue to adopt more aggressive pricing or marketing policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

There can be no assurance that we will be able to compete successfully against intended and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures on our operations. There can be no assurance of the economic success of any marketing effort by us since the revenues derived from the Internet casino gaming and sports wagering Web sites depend primarily upon the site's acceptance by the international public, which cannot be predicted with certainty. To be ultimately successful, we will be faced with the challenge of marketing its gaming Web sites to a variety of foreign cultures. Our Web sites will compete for consumer acceptance with similar Web sites hosted by other companies. As a result, the success of our marketing efforts is dependent not only on the quality and acceptance of the our virtual casino games and on-line sports wagering Web sites, but also on the acceptance of other competing virtual casino games and Web sites offered in the marketplace during the same time period.

Annual Report 2000                                                     Page 10

                             NET-FORCE SYSTEMS, INC.


VI.  RISKS
     -----

A.   RISKS RELATED TO THE BUSINESS
     -----------------------------

Limited Operating History. The Company was recently formed and has limited
--------------------------
operating history. Since incorporation, the Company has expended resources on technology, license fees, Web site development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. Management anticipates losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the Web sites; the expansion of service offerings and Web site content; and development of relationships with strategic business partners. The recorded loss for the fiscal period-ended April 30, 2000 was $397,366. Cumulative Losses from inception at March 1, 1999 to date at April 30, 2000 are $403,859.

There can be no assurance at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. We believe that our success will depend in large part on its ability to (i) offer aesthetic, interesting and diverse casino-style games on its Web sites, as well as sports wagering, (ii) attract players and provide them with outstanding service, (iii) instill consumer confidence, and (iv) achieve name recognition. Accordingly, we intend to invest in Web site development, technology and operating infrastructure, as well as marketing and promotion. As a result, we expect to incur operating losses in the initial stages of its business and for the foreseeable future.

No Assurance of Profitability. Our business is speculative and dependent upon
------------------------------
the acceptance of our Web sites and the effectiveness of our marketing program. Our only assets will be the offshore Internet gaming Web sites, our gaming software license, some administrative office furniture and equipment and the revenues derived from the Web sites. There can be no assurance that our Internet gaming and sports wagering Web sites will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

Failure to Respond to Change. If we face material delays in introducing new
-----------------------------
services, products and enhancements, customers may forego the use of the our services and use those of competitors. To remain competitive, we must continue to enhance and improve the functionality and features of the Web sites. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, the existing Web sites, technology and systems may become obsolete. To develop the Web sites and technology entails significant technical and business risks. We may use new technologies ineffectively or may fail to adapt the technology to meet customer requirements or emerging industry standards.

Intellectual Property Claims. Other parties may assert infringement or unfair
-----------------------------
competition claims against us. We cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

Reliance on Trademarks and Copyrights. We intend to take steps to protect
--------------------------------------
proprietary rights which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to its success. We intend to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we intend to provide its services. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

Annual Report 2000                                                     Page 11

                             NET-FORCE SYSTEMS, INC.


Risks Inherent in a New Industry. Both the Internet and Internet-based casinos
---------------------------------
are relatively new industries. The market for Internet and Sports wagering has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. There can be no assurance that gaming and wagering on the Internet will become widespread, or that our Web sites will become widely used. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors or if our services do not achieve market acceptance, our business, operating results, and the financial condition will be materially adversely affected.

Online Commerce Risks - Reliance on Starnet Systems. Concerns over the security
----------------------------------------------------
of transactions conducted on the Internet and other on-line services as well as user's desires for privacy may also inhibit the growth of gaming and wagering on the Internet. The activities of the Company are expected to involve the storage and transmission of proprietary information, such as credit card numbers and other confidential information. Any such security breaches could damage the our reputation and expose us to a risk of loss, litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, financial condition and results of operations. We are dependent on Starnet Systems for our software and the hosting of our casino Web sites. Businesses on the Internet are subject to the risk of credit card fraud and other types of theft and fraud perpetrated by "hackers" and on-line thieves. Credit card companies may hold merchants fully responsible for any fraudulent purchases made when the signature cannot be verified. Although credit card companies and others are in the process of developing anti-theft and anti-fraud protections, and while we will continually monitor this problem, at the present time the risk from such activities could have a material adverse effect on our operations. A party who is able to circumvent our security measures could misappropriate confidential information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. If a compromise of the our security were to occur, or if Starnet Systems's software or Web site hosting fails, there could be a material adverse effect on our business, financial condition and the results of operations.

Lack of Consumer Confidence. Concerns that a virtual casino's odds can be easily
----------------------------
and arbitrarily manipulated may deter customers from using our Web sites. There can be no assurance that we will be able to instill customer confidence in and alleviate negative perceptions about Internet gaming. If our efforts are unsuccessful, it could have a material adverse effect on our business, financial condition and the results of operations.

Competition. The market for our Internet gaming and sports wagering services is
------------
intensely competitive. Our principal competitors include other on-line Internet casinos. These competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical and marketing resources than we do. We believe that the principal factors affecting competition in its proposed market include name recognition, ability to develop aesthetic and diverse casino-style games, customer confidence, ability to respond to changing customer needs, and ease of use. Other than technical expertise and the limited time available to enter the market, there are no significant proprietary or other barriers of entry that could keep potential competitors from developing or acquiring similar tools and providing competing services in the our proposed market. Our ability to compete successfully in the on-line casino and sports wagering business will depend in large part on its ability to attract new players and respond effectively to continuing technological changes by developing more sophisticated on-line casino games. There can be no assurance that we will be able to compete successfully in the future, or that future competition will not have a material adverse effect on our business, operating results and financial condition.

Potential for indebtedness. There is no assurance that we will not incur debt in
---------------------------
the future, that it will have sufficient funds to repay its indebtedness or that we will not default on its debt, jeopardizing its business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our operational needs or to otherwise provide the capital necessary to conduct its business. As of the period ended April 30, 2001, the total outstanding long term indebtedness is $550,690. Total liabilities are $589,871 comprised of $39,181 in current liabilities.



Annual Report 2000                                                     Page 12

                             NET-FORCE SYSTEMS, INC.


No Assurance that Dividends Will be Paid. We do not currently anticipate
-----------------------------------------
declaring and paying dividends to our shareholders in the near future. It is our intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of Net-Force Systems Inc. Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board of Directors.

Government Regulation. The wagering and casino industry is subject to extensive
----------------------
government regulation and licensing requirements in certain jurisdictions of the world. Legal uncertainties may preclude us from offering our Internet gaming services in certain jurisdictions. Some jurisdictions may impose restrictions, licensing requirements or prohibitions on Internet wagering. At present, we do not anticipate any such restrictions, prohibitions or licensing requirements in its target markets but no assurance can be made that such restrictions, prohibitions or licensing requirements will not arise which would materially adversely effect our business, operating results, and financial condition.

Dependence on Key Personnel. Our success is substantially dependent on the
----------------------------
performance of its executive officers and key employees. Given our early stage of development in the Internet gaming business, we are dependent on our ability to retain and motivate high quality personnel. Although we believe we will be able to attract, retain and motivate qualified personnel for such purposes, an inability to do so could materially adversely affect our ability to market, sell, and enhance its services. The loss of one or more of our employees or our inability to hire and retain other qualified employees could have a material adverse effect on our operations.

Uninsured Losses. There is no assurance that we will not incur uninsured
-----------------
liabilities and losses as a result of the conduct of its proposed business. We plan to maintain comprehensive liability and property insurance at customary levels. We will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, our shareholders could lose their invested capital.

Liabilities. We may have liabilities to affiliated or unaffiliated lenders. As
------------
at April 30, 2000, total liabilities are $589,871. Current Liabilities are $39,181. Liabilities to affiliated lenders consist of a shareholders loan outstanding in the amount of $2,024. This shareholder loan was made from Geneva Overseas Holdings Ltd., of which Terry G. Bowering, Chairman and Chief Executive Officer of Net-Force Systems Inc., is beneficial owner. Current liabilities to unaffiliated lenders (accounts payable) consist of accrued wages payable, International telephone and Internet service payable to Cable and Wireless Telecommunications Company, and fees payable to Pannell Kerr Forster for accounting and auditing services. The aforementioned liabilities represent fixed costs which would be required to be paid regardless of the level of our business operations' profitability. There is no assurance that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from players, employees, suppliers or others because of the nature of its business. Litigation could cause us to incur substantial expenses and, if cases are lost, judgments and awards could add to our cost of operations.


B.   RISKS RELATED TO THE INDUSTRY
     -----------------------------

Dependence on Increasing use of the Internet. Our future revenues substantially
---------------------------------------------
depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce and entertainment. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

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

Annual Report 2000                                                     Page 13

                             NET-FORCE SYSTEMS, INC.


activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

Our business, financial condition and results of operations would be seriously harmed if use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; the Internet, the Web and other online services do not become a viable commercial marketplace; or traffic to the Web sites decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the Web sites.

Inability to Acquire Domain Names. We may be unable to acquire or maintain Web
----------------------------------
domain names relating to the brand in the jurisdictions in which management may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage its brand and reputation and take customers away from its Web sites. We currently hold the domain names "www.AntiguaOnlineGaming.com", "www.AntiguaOnlineCasino.com" and "www.AntiguaSportsbook.com" and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

Requirements to Change Manner of Business. The adoption or modification of laws
------------------------------------------
or regulations relating to the Internet could adversely affect the manner in which we propose to conduct our business. In addition, the growth and development of the market for online gaming may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on our operations. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which it intends to accept players' wagers to ensure that each wager complies with applicable laws. We may need to hire additional personnel to monitor compliance with applicable laws. We may also need to modify its software to further protect players' personal information.

Liability for Content. As a publisher of online content, we face potential
----------------------
liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we intend to carry general liability insurance, such insurance may not cover claims of these types. We cannot be certain that we will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm our business.

The Imposition of Taxes. If one or more states or any foreign country
------------------------
successfully asserts that we should collect taxes on the winnings earned by players, the financial position and results of operations could be harmed. If we become obligated to collect taxes, it will need to update its system that processes wagers and winnings to calculate the appropriate sales tax for each player and to remit the collected sales to the appropriate authorities. These upgrades will increase operating expenses. In addition, players may be discouraged from utilizing our Web sites because they have to pay tax, causing net sales to decrease. As a result, we may be adversely materially affected.

Annual Report 2000                                                     Page 14

                             NET-FORCE SYSTEMS, INC.


C.   RISKS RELATED TO SECURITIES MARKETS
     -----------------------------------

Inability to meet Future Capital Requirements. We cannot be certain that
----------------------------------------------
additional financing will be available on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. We expect to require substantial working capital to fund the business. Since inception, we have experienced negative cash flow from operations and we expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that period, we may need to raise additional funds.

Volatility of the Common Stock. The market price for our common stock is likely
-------------------------------
to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new services by the us or our competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce or gaming industries; changes in the economic performance and/or market valuations of other Internet, online gaming companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; release of lock-up or other transfer restrictions on the outstanding shares of common stock or sales of additional shares of common stock; and potential litigation. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

Securities Class Action Lawsuit. In the past, following periods of volatility in
--------------------------------
the market price of their stock, many companies have been the subject of securities class action litigation. If we are sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.


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

While passage of the act is possible, in one form or another, practical enforcement of the law is a separate matter. The Internet is a global information and communications medium operating without boundaries. Due to the global nature of this medium, no regulatory agency has control over the content of information accessible to users. The inability of governments to regulate materials it deems offensive or illegal results in political and social frustration. Measures to remove offensive materials, such as those classified as

Annual Report 2000                                                     Page 15

                             NET-FORCE SYSTEMS, INC.


containing adult content, have been unsuccessful to date. The same enforcement problems will be encountered with gambling sites. These are three avenues through which law enforcement officials may attack the problem: the gaming Web site, the ISP or the user. The enforcement of anti-Internet gambling laws through each of the avenues presents interesting social and technological problems.


CURRENT INTERNET GAMBLING ENFORCEMENT

Senator Jon Kyl released his proposed "Internet Gambling Prohibition Act" on March 29, 1999. A similar Bill, also proposed by Senator Kyl failed to pass in 1998. The current proposed 28 page Bill attempts to ban most forms of gambling on the Internet within U.S. borders. There is no prohibition on individuals placing bets over the Internet, only "gambling businesses" within U.S. jurisdictions, are proposed to be prohibited. The Bill also outlines several exemptions, some of which are summarized as follows:

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

     o Prosecutors will not be able to indict operators of virtual casinos who are based legally in other countries. The Deputy Assistant Attorney General supported this claim by stating that a foreign national who is operating a licensed Internet-based casino in his country will not be violating his country's laws if he solicits or accepts bets from United States citizens.

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

Annual Report 2000                                                     Page 16

                             NET-FORCE SYSTEMS, INC.


March 4, 1998 marked the first federal prosecution for gambling on the Internet as 14 gambling site operators were charged with conspiring to illegally transmit bets over the Internet and the telephone. ("14 Net gambling operators charged," Mike Brunker, MSNBC, March 5, 1998). The men were owners or managers of six Caribbean and Central American-based companies that advertise sports books over the Internet or in magazines circulated in the U.S. The charges were a violation of the Wire Act, which prohibits gambling over telephone lines, as opposed to the use of the Internet.

The only known federal case against an Internet gambling operator prior to this most recent event involved the Interactive Gaming and Communications Corporation in Pennsylvania. The company operated a virtual gambling operation in Grenada, which reportedly handled over $58 million in wagers. In February 1997, FBI agents seized company records and froze company assets. ("Can Lawmakers Control Online Gambling?" New York Times, Peter Lewis, September 22, 1997). The company is also involved in legal issues with the state Attorney General's Office. No formal charges were filed by the Department of Justice, although the company eventually sold its gambling assets to a Canadian-based company.


STATES' ROLES IN INTERNET GAMBLING

Residents in states prohibiting gambling may circumvent anti-gaming laws by logging into the Internet. Several states have taken the initiative to curtail Internet Gambling within its borders by taking legal action against the Web site operators. In the following section, measures taken by state offices to prosecute Internet and offshore gambling operations that have transacted business within their state are summarized.

Nevada - In July 1997, Nevada became the first state to pass a law prohibiting, and legalizing, Internet gambling. It is a misdemeanor to place a bet from Nevada over the Internet, regardless of the location of the gambling site. In addition, the law allows for the prosecution of those accepting bets from Nevada residents. However, Senate Bill 318 is also the first statute to expressly allow:"licensed" race and sports books, off-track betting operators and casinos to accept wagers via the Internet (Rose, J. Nelson, Gambling and the Law, "Nevada First State to Expressly Prohibit, and Legalize, Internet Gambling," (Whittier Law School, Los Angeles, CA), May 12, 1999).

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


Annual Report 2000                                                     Page 17

                             NET-FORCE SYSTEMS, INC.


We are presently of the view that we are not prohibited from offering our services and accepting wagers from residents of almost all jurisdictions in the world. However, Internet gaming is a relatively new activity and some or all of these jurisdictions may take action to more severely regulate or even prohibit Internet gaming operations in their jurisdictions. The Company intends to adopt a proactive policy of lobbying international jurisdictions, where appropriate, for purposes of seeking approval of Internet gaming and the regulation of those activities on a basis that is favorable to the Company.

In addition to the aforementioned regulations pertaining specifically to gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet in general as the Internet becomes widely used. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We do not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the our services or our cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because our services are intended to be made available over the Internet in multiple foreign countries, other jurisdictions may claim that we are required to qualify to do business in that foreign country. Our failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on our business operations and financial condition.


VIII.  DISCLOSURE
       ----------

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. We also maintain an Internet site which contains information about the Company. This site can viewed on the World Wide Web at http://www.netforcesystems.com.
                                              ------------------------------


ITEM 2.   DESCRIPTION OF PROPERTY

The Company occupies approximately 1,100 square feet of commercial office space at Third Floor, Dollar Building, Nevis Street, St. John's, Antigua, West Indies. This facility houses all of the Company's operations including production, marketing, Web site development, financial transactions and administration. The only operation not housed at this location is the computer server on which the Company's online casino is hosted. The building in which the Company has leased space is in the heart of St. John's and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar

Annual Report 2000                                                     Page 18

                             NET-FORCE SYSTEMS, INC.


companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology. As well, the company offices are in close proximity to banking services, the post office, money transfer services, courier services, and other essential business service providers and their offices.

The terms of the Nevis Street commercial lease are as follows: we currently lease 1,100 square feet through to September 30, 2000 (12 months lease) at an annual rent of $37,164 USD. The Company has a renewal option thereafter of up to five years on terms to be negotiated at the time. It is the company's intention to renew the lease at the end of the first year and exercise its option for a further five-year term.


ITEM 3.   INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, legal bankruptcy proceeding under Canadian law involving Terry Bowering in 1997, concluded with Mr. Bowering receiving a judicial discharge.

LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures fromthe inception of the Company through to the date of this Annual return.

EXPERTS

The consolidated financial statements of Net-Force Systems Inc. as at April 30, 2000 and April 30, 1999, appearing in this Annual return have been audited by HJ and Associates, LLC, of Salt lake City, Utah, USA, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of April 30, 2000 by (i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

Name and Address                             Amount and Nature                          Percent
of Beneficial Owner                         of Beneficial Owner (1)                     of Class
---------------------------------------------------------------------------------------------------
*Douglas N. Bolen                           500,000                                       5.9%
Suite 2103-1188 Quebec St.                  beneficial owner (2)
Vancouver, British Columbia
Canada, V6A 4B3
Secretary/Director

*Terry G. Bowering                          4,400,000                                    51.8%
Marble Hill                                 beneficial owner (3)
P.O. Box W-645
St. John's, Antigua, West Indies


Annual Report 2000                                                     Page 19




                             NET-FORCE SYSTEMS, INC.


President/Chief Executive Officer
And Director

* Terry G. Bowering                         500,000                                       5.9%
C/o High Street & Corn Alley                beneficial owner (4)
P.O. Box 1679
St. John's, Antigua, West Indies

*Dwight Lewis                               50,000                                       0.59%
Cassada Gardens
P.O. Box W - 386
St. Johns, Antigua, West Indies
Director

Hendrika Prins                              500,000                                       5.9%
C/O Sagem - JC Roder                        beneficial owner (5)
35 Rue De Bains
Geneva, Switzerland 120

Alfred Peeper                               500,000                                       5.9%
Hogeweg 76-1 2042 GJ Zandvoort              beneficial owner (6)
The Netherlands

Beverly Hunt                                500,000
C/O Sagem -JC Roder                         beneficial owner (7)                          5.9%
35 Rue De Bains
Geneva, Switzerland 120

*All Directors & Executive Officers =       5,450,000                                     64%
  Total outstanding shares =                8,500,000                                    100%
---------------------------------------------------------------------------------------------------
1.   No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
2.   The BRF Family Trust, of which Douglas N. Bolen is a beneficiary enjoys legal ownership of said securities.
3.   Geneva Overseas Holdings Ltd., of which Terry G. Bowering is a beneficial owner, enjoys legal ownership of said securities.
4.   JPKT Metro Investment Corporation, of which Terry G. Bowering is a beneficiary, enjoys legal ownership of said securities.
5.   Orientstar Finance Limited, of which Hendrika Prins is a beneficial owner enjoys legal ownership of said securities.
6.   Eur-Am BV, of which Alfred Peeper is a beneficial owner enjoys legal ownership of said securities.
7.   Fonds Mondial D'Investissement, of which Beverly Hunt is a beneficial owner enjoys legal ownership of said securities.


CHANGES IN CONTROL

Management is not aware of any arrangements which may result in a change of control of the issuer.


ITEM 5.   NATURE OF TRADING MARKET

Our common stock has never been quoted on any exchange or quotation service.


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

Annual Report 2000                                                     Page 20

                             NET-FORCE SYSTEMS, INC.


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




Annual Report 2000                                                     Page 21

                             NET-FORCE SYSTEMS, INC.


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

(2) All dividends interest or other returns attributable to the securities of, or the management of, assets by an exempt corporation that are payable to a resident who is known to be a resident, by the exempt corporation or who, with the exercise of reasonable care by the exempt corporation, could be known by him to be a resident, must be reported to the Commissioner of Inland Revenue by the exempt corporation

Section 276 of the Act, "Duration of tax exemption" states the following:

"Any tax exemption provided under this Act, shall continue in effect for a period of fifty years from the date of incorporation of the exempt corporation."

There is no reciprocal tax treaty in existence between the United States and Antigua and Barbuda regarding withholding taxes.


ITEM 8.   SELECTED FINANCIAL DATA

Selected Financial Data
-----------------------

Set forth below is certain selected consolidated financial data of the Company for the April 30, 2000 and April 30, 1999 year-ends. The selected financial information is derived from the Company's audited consolidated financial statements for the period. The company's consolidated financial statements are prepared in accordance with US GAAP. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF OPERATIONS (audited)
Stated in US Dollars                               2000             1999
                                                   ----             ----
Sales                                             1,399             -
Gross Profit                                        (78)            -
Loss from operations                           (355,681)          (6,493)
Other Income and Expenses                       (41,685)            -
Net Loss                                       (397,366)          (6,493)
Basic Loss Per Share                              (0.05)           (0.00)
Weighted Average Number of Shares             8,500,000        5,899,999

Total Assets                                    221,512           33,507
Total Current Liabilities                        39,181            4,500
Long Term Debt                                  550,690             -
Total Liabilities                               589,871            4,500
Common Stock                                      8,500            8,500
Paid in Capital                                  27,000           27,000
Accumulated deficit                            (403,859)            -
Total Stockholders Equity                      (368,359)          29,007
Total Liabilities and Shareholders Deficit      221,512           33,507


Eastern Caribbean and US Dollar Exchange Rates
----------------------------------------------



Annual Report 2000                                                     Page 22

                             NET-FORCE SYSTEMS, INC.


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

All revenues are received in US Dollars. In addition, all marketing and advertising expenditures as well as equipment expenditures of a material nature, are transacted in US Dollars. Ordinary monthly office overhead expenses that include office rent, leasehold improvements, utilities, bandwidth charges, and local salaries are conducted in the EC Dollar.

Dividends
---------

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


ITEM 9. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

I.   PLAN OF OPERATIONS
     ------------------

A.   Revenues and Financing
     ----------------------

Operations to date have been predominantly limited to establishing the infrastructure and other general and administrative expenditures and organizational costs. The operations of the casino Web-site are our principal source of revenue. Our primary online casino gaming site, www.aogaming.com was
                                                          ----------------
officially launched on April 7, 2000 to accept real-money deposits and wagers. The Internet casino Web site was initially launched in December of 1999 for testing purposes. During the months of January to March of 2000, we experienced operating and design difficulties with the casino website and gaming software that prevented customers from depositing funds to play for real-money. As a result, our marketing expenditures during the period of January to March of 2000 yielded no recorded revenues for the period. We re-configured the software and re-designed the website for an official re-launch on April 7, 2000. The casino web site functioned effectively from that date forward. As of the period ended, April 30, 2000, revenues totaled $1,399.

Historical Expenditures. Total expenses for the period-ending April 30, 2000
------------------------
were $355,603. Monthly expenditures for office overhead including rent, utilities, and salaries, commenced September of 1999. We recognize that many of the initial expenditures incurred in this period such as organizational and set-up costs, office leasehold improvements, and security deposits for rent, utilities, and licenses, and certain legal and consulting fees will be eliminated as operations move forward. The most significant expenses incurred during the period include marketing and advertising, professional and consulting fees, interest expense, and salaries and wages. Due to the anticipation of a December 1999 launch date for the casino Web site, our marketing and advertising costs for the period totaled $147,283. Professional and consulting fees totaled $43,016. Interest expense on the note payable was $55,690. Salaries and wages amounted to $93,616. We intend to analyze all of these expenses and believe that there are opportunities for overhead and expense reductions going into the next fiscal period.

Financing. We have been funded to date through debt financing from private arm's
----------
length lenders. We have secured approximately $495,000 US through debt financing in the form of a note payable to Mountain High Management Inc. dated July 15, 1999 The loan is unsecured, bears interest at the rate of 15% per annum and is due on July 15, 2001. We received the sum on or about July 13, 1999. We believe that the $495,000 in debt financing plus ongoing revenues from wagers placed will enable us to meet its financial obligations for the next 12 months. No assurance can be given that revenues from gaming activities and/or proposed secondary revenues will enable us to meet our financial obligations. As such, we may solicit and arrange for additional debt financing from private arm's length lenders in the event existing financing and revenues do not meet our financial

Annual Report 2000                                                     Page 23

                             NET-FORCE SYSTEMS, INC.


obligations. In addition, we may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of existing financing, expected revenues from operations and additional debt and/or equity financing is intended to provide us with sufficient operating capital for a period of approximately two years.

Revenue Generation Process. Revenues for the Company are generated each time a
---------------------------
customer makes a wager on the website. Net monthly revenues are calculated as the total dollar amount wagered by customers in the virtual casino and/or the sportsbook wagering web-site less winnings by customers in the virtual casino and/or sportsbook wagering web-site less transaction processing fees for a given calendar month. Electronic Financial Services Caribbean Inc., the transaction processing subsidiary of Starnet Systems, processes all deposits and credits on behalf of the Company's gaming web-site. Daily online activity reports of all financial transactions are produced by Electronic Financial Services Caribbean Inc. These reports include an account summary and an exposure report. The account summary details dollar amounts deposited and withdrawn for each individual customer account for the date queried. The exposure report provides an actual detailed breakdown of the total dollar amounts wagered (i.e., total bets) and total winnings (i.e., payouts to winners of successful wagers) by each specific casino game played and by each sports wagering type and event. The net amount (i.e., wagers less payouts) is recognized as revenue. Electronic Financial Services Caribbean Inc. produces a monthly summary report of total net monthly revenue (i.e., total dollar amount wagered less winnings) less transaction processing fees less calculated software licensing fees (i.e., a percentage of net revenues calculated according to the terms of the Software Licensing Agreement attached hereto as an Exhibit 6.1).

Ongoing royalty payments to Starnet Systems. These royalty payments are
--------------------------------------------
calculated as a percentage of the net revenue generated on a monthly basis. As detailed in the software agreement, these payments will begin upon commencement of live operations of the gaming web-site. The schedule of royalty payments payable to Starnet Systems as detailed in Schedule "A" of the software agreement is as follows:

*Net Monthly Revenue (US$)                  Royalty Fee Payable
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

Payment Processing Agreement: Section 2.3.1 of the software agreement states:
"Softec shall provide a transaction processing system that will allow the licensee's customers to deposit funds for use of the Games (the "Transaction Processing System")." Deposits are made electronically by Visa or Mastercard credit cards and by other methods such as bank wire transfer and bank draft. This transaction processing system is provided by Electronic Financial Services Caribbean Inc. , a wholly-owned subsidiary of Starnet Communications Internal Inc. Electronic Financial Services Caribbean Inc. will also facilitate payouts of winnings for the licensee by processing credits to credit cards and by bank draft.

Actual costs for payment processing include transaction fees of 5.50% of the gross transactions (`merchant discount rate') and a flat fee of US$1.60 per transaction. As well, there is a monthly 5% rolling reserve held on deposits which is rolled back to the licensee after 180 days. This reserve is required to offset any credit card chargebacks that may occur. Finally, there is a US$5.00 charge for each bank draft that is processed for payouts of winnings.

The only significant trends in expenditures in this industry of note, relate to marketing expenditures and its direct relationship with net revenues generated. Marketing expenditures are a variable cost, so it is anticipated that as these expenditures are increased and the marketing program is in full swing, revenues will respond as a direct result, further enhancing the company's liquidity. It is important to note that the revenues generated are entirely of a cash nature with no customer account receivables generated of a material nature and therefore no need to establish an allowance for doubtfull accounts. As was stated in the previous paragraph, Electronic Financial Services Caribbean Inc.,

Annual Report 2000                                                     Page 24

                             NET-FORCE SYSTEMS, INC.


the online credit card transaction processor, maintains a 5% rolling reserve hold on credit card deposits on behalf of the company. The statements make no reference to doubtful accounts and no provision is made by the company for the same, primarily because web-site operations have only recently commenced on April 7, 2000 and because all revenues are generated and realized on a cash basis. No credit is extended to customers.


B.   Operations for the Next Twelve Months
     -------------------------------------

We anticipate that revenues from our casino Web site operations will not initially meet expenses in the early stages of operations and as such, we plan to finance operations through additional debt financing from arm's length private lenders until such time as revenues from wagers meet or exceed expenses. Once achieved, we intend to begin repaying the private arm's length lenders. In addition, we may raise additional capital as is deemed necessary by management through private placements of stock issued out of the treasury of the Company to individuals or corporations who have expressed interest in obtaining stock in Net-Force Systems Inc.

We intend to hire additional product, marketing, computer programming and graphic design personnel over the next twelve months as is deemed necessary by management. From player data obtained from the web sites during the first ten to twelve months of operations, we plan to make adjustments to the operations as is deemed necessary by management. We anticipate that the Internet will continue to become more accessible and that the market opportunities for us will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain revenue growth, we intend to expand the content and to improve the services offered on our Internet Web sites, as well as researching and developing other projects that may effectively utilize our existing competencies and expertise.


C.   Balance Sheet Data
     ------------------

                                     At April 30, 2000    At April 30, 1999
                                     -----------------    -----------------

Total Assets                              221,512               33,507
Shareholders' Equity (deficit)           (368,359)              29,007


D.   Liquidity and Capital Resources
     -------------------------------

As at April 30, 2000, current assets total $168,560, of which $131,269 is cash. The balance of current assets consists of prepaid expenses and security deposits. Current liabilities total $39,181. On July 15, 1999, a promissory note in the amount of $495,000 due on July 15, 2001 with an interest rate of 15%. It is intended that the interest accruing on the promissory note will be paid upon the maturity date of the note. Deferring payment of the interest until the note's maturity date (July 15, 2001) will allow the company to channel cash flow to marketing efforts designed to firmly establish the company's brand name at an early stage in the company's life. Alternatively, prior to the note's maturity, an agreement may be negotiated with the holder of the note whereby part or all of the debt plus accrued interest may be swapped for equity.

Funding for the next year will be derived from current cash resources and expected revenues from operations. In addition, if necessary, we will seek further funding in the form of an additional promissory note with similar terms of the existing note. We anticipate that with the marketing campaign employed to launch the site, revenues from operations will add sufficient cash flow to supplement existing current cash resources. This will allow the company to adequately cover all overhead expenses and planned capital expenditure commitments over the balance of the calendar year 2000. Because of the very nature of the Internet, the company operates and delivers its service with relatively low fixed overhead costs. The material variable cost factor is marketing expenditures, which in turn drives revenues.

Annual Report 2000                                                     Page 25

                             NET-FORCE SYSTEMS, INC.


E.   Material Commitments for Capital Expenditures
     ---------------------------------------------

Material commitments for capital expenditures as of the end of the latest interim period consisted of computer hardware and office furniture and equipment (desks and chairs), and office leasehold improvements. The office and computer hardware specifically included personal computers, printers, fax machines, and backup power supply units.

The purpose of these capital expenditure commitments was to establish a corporate and administrative office for the company. From this office, the company conducts web-site design, marketing, customer service support services for the company's web-sites. The company also manages corporate communications and investor relations from this office. The company maintains access to the internet which requires personal computers, communications hardware and software, and backup power supply units. All of the above commitments were settled in full payment from cash resources made available from the proceeds from promissory note. The details of the note are provided in the financial statements and in the body of the annual return.

Capital expenditures for software for the period-ended April 30, 2000 consisted of an initial payment of US$10,000.00 which was paid upon execution of the software agreement on July 31, 1999, leaving a balance of US$90,000.00 payable to Starnet Systems Inc. (formerly Softec Systems) for the initial software set-up and configuration. This one-time software fee includes all future versions and upgrades of the software at no additional cost. Upon completion of the configuration/design of the software and commencement of live operations, the balance was to be payable based on a schedule of monthly payments detailed in the software agreement. The schedule of payments was to commence 90 days from the date of `live' operations consisting of US$10,000 per month for 9 months until the entire amount of US$90,000.00 was paid. After the 90-day grace period to establish operations, it is anticipated that these payments will be made from cash flow generated from ongoing operations on a monthly basis. As stated, live operations commenced on April 7, 2000 and none of these payments have been made since that date. On September 6, 2000, the balance payable to Starnet Systems Inc. was negotiated and adjusted to zero payable as a result of a compensation agreement to cover early software configuration difficulties delaying the planned launch date of the casino website in early 2000. See exhibit 6.1, attached Amendment to Software License Agreement.

The useful life of the software for depreciation purposes was determined by management to be ten years. New versions and upgrades of the software are continually being developed so we, as a licensee of this software, will always be utilizing an asset with an extended life. As per the software agreement with Starnet Systems, (please see exhibit 6.1 for the entire software contract), the term is as follows:

     1.6.1 This Agreement shall commence and be deemed effective on the date when fully executed (the "Effective Date"). This Agreement is in effect for a period of one-year (the "Term") and shall be automatically renewed indefinitely with additional one year terms unless the Licensee gives written notice of termination of this Agreement at least 45 days prior to the end of any one year period.

Softec will provide all upgrades of the Licensed Software that do not require changes to the graphical interface, at no charge to the Licensee.

     2.2.11 All upgrades are to be made available to the Licensee within 30 days of the completion of testing.

Given that all new software upgrades will be provided to the licensee on an ongoing basis at no additional cost to the licensee under the agreement, the company will essentially operate almost indefinitely without having to purchase new software. Therefore, based on the above reasons, it was determined by management to depreciate the software at least over a ten-year period.






Annual Report 2000                                                     Page 26

                             NET-FORCE SYSTEMS, INC.


F.   Material Commitments for Resources
     ----------------------------------

As already stated, the only material commitment of resources anticipated over the next year will be marketing expenditures. Being a variable cost, marketing and advertising expenses are controlled by management. There will be no additional material capital expenditures necessary over the next year.

At the end of the current one year term of the office lease, we have an option to extend the office lease for an additional term of five years. The lease expires September 30, 2000. Given that the product delivery process utilizes the Internet, overhead expenses are kept at a minimal level, as an increase in customer base and revenues does not necessarily require a corresponding incremental investment in personnel or equipment. The customer service function and transaction processing system, as well as web hosting costs are absorbed by Starnet Systems as outlined in the software agreement. After the one-time set-up fee is accounted for, the cost of the software to the company on an ongoing basis is a variable cost (percentage of monthly net revenues) in the form of a royalty.

Any material commitments of resources and normal monthly operating expenses over the next year will be funded from a combination of existing cash resources, cash flow generated from operations anticipated to be in full swing by mid-calendar year, and anticipated proceeds from an additional financing. This additional financing, if necessary, will consist of issuing a promissory note to raise funds based on similar terms of the initial note with interest payable at maturity and with a possible convertible component.


G.   Impact of Inflation
     -------------------

The Company believes that inflation will not materially affect its business.


H.   Year 2000 Risks and Compliance
     ------------------------------

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not addressed, potentially many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that could have potentially failed due to the year 2000 phenomenon.

From January 1, 2000 to the period-ended April 30, 2000, we have not experienced any problematic issues associated with the Year 2000 issue. We experienced no negative affects in the three of the potential areas of its computer systems that it identified as potential for risk; its internal systems, its third-party providers of computer systems, and the general infrastructure of the Internet.


ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

QUANTITATIVE INFORMATION ABOUT MARKET RISK

Not Applicable

QUALITATIVE INFORMATION ABOUT MARKET RISK

Not Applicable






Annual Report 2000                                                     Page 27

                             NET-FORCE SYSTEMS, INC.


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I.   DIRECTORS AND EXECUTIVE OFFICERS
     --------------------------------

TERRY G. BOWERING, PRESIDENT, CHIEF EXECUTIVE OFFICER & CHAIRMAN OF THE BOARD
-----------------
Marble Hill
P.O. Box W-645
St. John's, Antigua, West Indies
Telephone: (268) 481-1970

DOB:  August 30, 1960 (Age 39)     Regina, Saskatchewan, Canada

Terry G. Bowering, B.Admin, M.B.A., Director

Mr. Bowering brings over fifteen years of experience in business management. Mr. Bowering has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. From January 1998 until his resignation June 20, 1999, Mr. Bowering was Vice President, Offshore Operations for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Described as being the "Microsoft of Internet Gaming", Starnet is one of the world's leading Internet Gaming Software providers. Mr. Bowering was instrumental in establishing and developing offshore operations and foreign government relations for Starnet in Antigua and for establishing worldwide offshore banking relationships in concert with the corporate development of Starnet's subsidiaries, Electronic Financial Services Caribbean Inc. (EFS) and the EFS group of International companies. Mr. Bowering has been interviewed and quoted in the International press including FOX TV, COMPUTER WORLD MAGAZINE, SHIFT MAGAZINE, TIME MAGAZINE (Atlantic Edition), and ESPN, specifically on the subject of offshore Internet Gaming. From 1996 to 1998, Mr. Bowering was an Investment Advisor, Vancouver office, with Levesque Securities Inc., a major Canadian brokerage firm. From May 1992 to June 1996, Mr. Bowering was a financial analyst with the Asset Management Group Dept. of Crown Life Insurance in Regina, Saskatchewan, Canada. Mr. Bowering holds a Bachelor of Administration in Finance from the University of Regina, and a Master of Business Administration with a concentration in Strategic Management from the University of Saskatchewan.

Mr. Bowering was appointed to the above positions on March 1, 1999 to serve until his successor has been elected and qualifies.

DOUGLAS N. BOLEN, CORPORATE COUNSEL, SECRETARY AND DIRECTOR
----------------
Suite 2103 - 1188 Quebec Street
Vancouver, British Columbia, Canada V6A 4B3
(604) 506-4243

DOB: August 25, 1965 (Age 34)     Regina, Saskatchewan, Canada

Douglas N. Bolen, B.A., L.L.B. - Corporate Counsel, Secretary and Director.

Mr. Bolen brings over ten years experience in entrepreneurial enterprise. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan and his Bachelor of Laws from the University of Saskatchewan. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1992 to 1995, Mr. Bolen was attending the College of Law at the University of Saskatchewan. Since February 1999, Mr. Bolen has held the positions of Corporate Counsel, Secretary and Director of Denmans.com, Inc. a Colorado company, which is a retailer of jewelry and related services via the Internet. Denmans.com, Inc. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law.



Annual Report 2000                                                     Page 28

                             NET-FORCE SYSTEMS, INC.


Mr. Bolen was appointed to the position of Director on March 1, 1999 to serve until his successor has been elected and qualifies.

DWIGHT LEWIS, DIRECTOR
------------
Cassada Gardens
P.O. Box W-386
St. John's, Antigua, West Indies
(268)463-5103

DOB: May 24, 1961 (Age 38)     St. Lucia, West Indies

Dwight Lewis, MA, BSc. - Director

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


II.  FAMILY RELATIONSHIPS
     --------------------

There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers.


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

Annual Report 2000                                                     Page 29

                             NET-FORCE SYSTEMS, INC.


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


ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

We did not pay any compensation to its chief executive officer, any other executive officer nor to any senior employees during its first fiscal year-ended April 30, 1999. For the fiscal period-ended April 30, 2000, the executive officers who received salaries are Terry Bowering, President, Chairman of the Board, Chief Operating Officer, who received $60,000. Douglas N. Bolen, Corporate Counsel, Secretary/Treasurer, received $12,000 in salary for the period.

The members of the Board of Directors are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members. There are no written employment contracts or agreements with any executive officers. Employee salaries are set by the Members of the Board of Directors.


ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The Company has authorized the issuance of 1,000,000 Employee Stock Options pursuant to a Non-Qualified Stock Option Plan. To date, no such options have been granted by the Stock Option Committee to Officers, Directors, Consultants, or Employees.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is not aware of any transactions or proposed transactions in respect of which the Company was or is to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.


PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Not Applicable


ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

Not Applicable


Annual Report 2000                                                     Page 30

                             NET-FORCE SYSTEMS, INC.


ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

Not applicable.



















































Annual Report 2000                                                     Page 31

                             NET-FORCE SYSTEMS, INC.




PART III

ITEM 17.   FINANCIAL STATEMENTS


i.   NET-FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2000.















                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2000 and 1999

























Annual Report 2000                                                     Page 32

                             NET-FORCE SYSTEMS, INC.


                                 C O N T E N T S


Independent Auditors' Report...............................................3

Consolidated Balance Sheets................................................4

Consolidated Statements of Operations......................................6

Consolidated Statements of Stockholders' Equity (Deficit)..................7

Consolidated Statements of Cash Flows......................................8

Notes to the Consolidated Financial Statements.............................9






































Annual Report 2000                                                     Page 33

                             NET-FORCE SYSTEMS, INC.




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



HJ & Associates, LLC
Salt Lake City, Utah
October 24, 2000, except for note 8 which is dated January 2, 2002


                                        3




Annual Report 2000                                                     Page 34

                             NET-FORCE SYSTEMS, INC.


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



Annual Report 2000                                                     Page 35


                             NET-FORCE SYSTEMS, INC.


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

Annual Report 2000                                                     Page 36

                             NET-FORCE SYSTEMS, INC.


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

Annual Report 2000                                                     Page 37

                             NET-FORCE SYSTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
            Consolidated Statements of Stockholders Equity (Deficit)


                                                                                                Deficit
                                                                                              Accumulated
                                                Common Stock                Additional         During the
                                    ----------------------------------        Paid-in          Development
                                         Shares             Amount            Capital             Stage
                                    ----------------   ---------------    --------------   ------------------

Balance, March 1, 1999                             -   $             -    $            -   $               -

March 1, 1999, common stock
 issued to founders for cash at
 $0.001 per share                          5,500,000             5,500                 -                   -

April 22, 1999, common stock
 issued for cash at $0.01 per
 share                                     3,000,000             3,000            27,000                   -

Net loss from inception on
 March 1, 1999 through
 April 30, 1999                                    -                 -                 -              (6,493)
                                    ----------------   ---------------    --------------   -----------------

Balance, April 30, 1999                    8,500,000             8,500            27,000              (6,493)

Net loss for the year ended
 April 30, 2000                                    -                 -                 -            (397,366)
                                    ----------------   ---------------    ---------------  -----------------

Balance, April 30, 2000                    8,500,000   $         8,500    $       27,000   $        (403,859)
                                    ================   ===============    ==============   =================














              The accompanying notes are an integral part of these
                       consolidated financial statements.

Annual Report 2000                                                     Page 38

                             NET-FORCE SYSTEMS, INC.


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

Annual Report 2000                                                     Page 39

                             NET-FORCE SYSTEMS, INC.


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

          Net-Force Entertainment Inc. has been granted a gaming license by the Antigua and Barbuda Free Trade & Processing zone and has also entered into a software gaming license with Softec Systems for the operation of an internet casino. The Company commenced operations in April 2000.

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

                                                                             From
                                                                         Inception on
                                                        For the            March 1,
                                                      Year Ended         1999 Through
                                                       April 30,          April 30,
                                                         2000                1999
                                                  ------------------  ------------------
               Basic loss per share:

               Numerator - net loss               $         (397,366) $          (6,493)
               Denominator - weighted average
                 number of shares outstanding              8,500,000         (5,899,999)
                                                  ------------------  -----------------

               Loss per share                     $            (0.05) $           (0.00)
                                                  ==================  =================

Annual Report 2000                                                     Page 40

                             NET-FORCE SYSTEMS, INC.


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

          Property and equipment consists of the following:


                                                           April 30,
                                            ---------------------------------------
                                                   2000                 1999
                                            ------------------   ------------------

          Computer equipment                $          19,550                    -
          Computer software                            10,000                    -
          Leasehold improvements                        9,668                    -
          Office furniture and equipment                8,101                    -
          Accumulated depreciation                     (6,428)                   -
                                            ------------------   ------------------

          Net Property and Equipment        $          40,891    $               -
                                            ==================   ==================

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

Annual Report 2000                                                     Page 41

                             NET-FORCE SYSTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Change in Accounting Principle

          In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting form changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

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

Annual Report 2000                                                     Page 42

                             NET-FORCE SYSTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          l.   Foreign Currency Translation

          Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period end exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period. Foreign exchange currency translation adjustments are included in the stockholders' equity section as other comprehensive income. The Company operates with East Caribbean Dollars
          (EC).  The exchange  rate between the EC and the United  States Dollar
          (USD) is always constant at .37453. This constant exchange rate makes it unnecessary to have a foreign exchange translation adjustment in the stockholders equity section.

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

NOTE 3 -  NOTE PAYABLE - RELATED PARTY

          Geneva Overseas Holdings Ltd. (A Company                      April 30,
            controlled by the president of the Company)       ------------------------------
            made advances to the Company totaling                  2000            1999
            $2,024.  These advances have an interest          --------------  --------------
            rate of 8% annually.  This note is unsecured.     $        2,024  $        2,000

          Less Current Portion                                         2,024           2,000
                                                              --------------  --------------

          Total Long-Term Debt -Related Party                 $            -  $            -
                                                              ==============  ==============

Annual Report 2000                                                     Page 43

                             NET-FORCE SYSTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             April 30, 2000 and 1999


NOTE 3 -  NOTE PAYABLE - RELATED PARTY (Continued)

          The following is a summary of the future maturities of the long-term debt-related party:

                                                    For the
                                                  Year Ended
                                                   April 30,
                                                  ----------

                                                       2001       $       2,024
                                                       2002                   -
                                                       2003                   -
                                                       2004                   -
                                                                  -------------

                                                                  $       2,024
                                                                  =============

          Interest expense for the years ending April 30, 2000 and 1999 was $-0- and $-0-, respectively.

NOTE 4 -  NOTE PAYABLE AND ACCRUED INTEREST

                                                                         April 30,
                                                              ------------------------------
          Note payable to Mountain High Management Inc.            2000            1999
             dated July 13, 1999, accruing interest at 15%    --------------  --------------
             annually, due on July 29, 2001. This note is
             unsecured                                        $      495,000  $            -

          Accrued Interest                                            55,690               -
                                                              --------------  --------------

          Total Note Payable and accrued interest                    550,690               -

          Less Current Portion                                             -               -
                                                              --------------  --------------

          Total Long-Term Debt                                $      550,690  $            -
                                                              ==============  ==============

          The following is a summary of the future maturities of the long-term debt:

            For the
          Year Ended
           April 30,
          -----------

                2001                                       $                  -
                2002                                                    550,690
                                                           --------------------

                                                           $            550,690
                                                           ====================

Annual Report 2000                                                     Page 44

                             NET-FORCE SYSTEMS, INC.


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

Annual Report 2000                                                     Page 45

                             NET-FORCE SYSTEMS, INC.


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

Annual Report 2000                                                     Page 46

                             NET-FORCE SYSTEMS, INC.


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

Annual Report 2000                                                     Page 47

                             NET-FORCE SYSTEMS, INC.


ITEM 18.   FINANCIAL STATEMENTS

Not Applicable


PART IV  INDEX TO EXHIBITS

2.
2.1      Articles of Incorporation of Net-Force Systems Inc.
2.2      Bylaws of Net-Force Systems Inc.
2.3      Articles of Incorporation - Net-Force Entertainment Inc.
2.4      Bylaws of Net-Force Entertainment Inc.

6.       Material Contracts
6.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc), Amendment To Software License Agreement
6.2      Government of Antigua and Barbuda Gaming License


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this annual return to be signed on its behalf by the undersigned, thereunto duly authorized.


Net-Force Systems Inc.   (Registrant)
Date:    April 12, 2002


          /s/ "Terry G. Bowering"
         ----------------------------------------------------
         Terry G. Bowering, President, Chairman of the Board,
         Chief Executive Officer and Director

Date:    April 12, 2002


          /s/ "Dwight Lewis
         ----------------------------------------------------
         Director














Annual Report 2000                                                     Page 48

                             NET-FORCE SYSTEMS, INC.


Exhibit 2.1 -  ARTICLES OF INCORPORATION



                               ANTIGUA AND BARBUDA

                The International Business Corporations Act, 1982
   No. 28 of 1982 Cap. 222 Vol. 5 of the Revised Laws of Antigua 1992 Edition

                           A Company Limited by Shares

                            ARTICLES OF INCORPORATION

                                       OF

                             NET-FORCE SYSTEMS INC.


                                    ARTICLE 1
                                    ---------

                                      NAME
                                      ----

     The name of the Corporation is NET-FORCE SYSTEMS INC.


                                   ARTICLE II
                                   ----------

                           REGISTERED OFFICE AND AGENT
                           ---------------------------

     The registered agent of the Corporation shall be Hill & Hill whose office is situate at 36 Long Street, in the City of Saint John in Antigua and Barbuda, which offices shall also be the registered office of the Corporation.


                                   ARTICLE III
                                   -----------

                                     CAPITAL
                                     -------

     1. The Corporation is authorized to issue 100,000,000 bearer or registered shares of US$0.001 each par value common stock which shall be designated "Common Shares" and 50,000,000 Preferred Shares of US$0.001 each par value which shall be designated "Preferred Shares".

     2. No pre-emptive rights shall attach to the shares to be issued in respect of any class.

     3. Both classes of shares may be issued in series and the directors shall have the authority to fix the number of shares in, or to determine the designation of, and the rights, privileges, restrictions and conditions attaching to the shares of each series.

     4. The Corporation shall have the power to increase or reduce said capital, and to issue any part of its capital, original or increased, with or without any preference, priority, or special privilege, or subject to any postponement of rights, or to any conditions or restrictions, and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise shall be subject to the power herein contained.


Annual Report 2000                                                     Page 49

                             NET-FORCE SYSTEMS, INC.


                                   ARTICLE IV
                                   ----------

                               BOARD OF DIRECTORS
                               ------------------

The objects for which the Corporation is established are:

     a. To conduct any and all business activities permitted by the Laws of Antigua/Barbuda as an International Business Corporation.

     b. To carry on the business of an investment and holding company and for that purpose to acquire and hold either in the name of the Corporation or in that of any nominee, shares, stocks, debentures, debenture stock, script bonds, notes, obligations, investments and securities and warrants or options in respect of any shares, stocks, debentures, debenture stock, script bonds, notes, obligations, investments or securities, of all kinds issued in any country in any part of the world.

     c. To acquire and deal with any property, real or personal, to erect buildings, and generally to do all acts and things which, in the opinion of the Corporation or the Directors, may be conveniently or profitably, or usefully, acquired and dealt with, carried on, erected or done by the Corporation in connection with said property.

     d. The Corporation shall not engage in International Banking, Trust, Insurance, Betting and Book making or any activity which requires a License under the International Business Corporations Act.

     e. To generally have and exercise all powers, rights and privileges necessary and incident to carrying out properly the objects herein mentioned.


                                   ARTICLE VI
                                   ----------

                                    EXISTENCE
                                    ---------

The Corporation shall have perpetual existence unless sooner dissolved in accordance with the Laws of Antigua and Barbuda. The date on which corporate existence shall begin is the date on which these Articles of Incorporation are filed with the Director of International Business Corporations of Antigua and Barbuda.


                                   ARTICLE VII
                                   -----------

                            LIABILITY OF SHAREHOLDERS
                            -------------------------

The liability of a shareholder is limited to the amount, if any, unpaid on the shares held or subscribed to by said shareholder.


                                  ARTICLE VIII
                                  ------------

                                INDEMNIFICATIONS
                                ----------------

The Corporation shall indemnify any and all of its Directors, officers, employees or agents or former Directors, officers, employees or agents or any person who may have served at its request as a Director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor, to the full extent permitted by law. Said indemnification shall include, but not be limited to, the expenses, including the cost of any judgments, fines, =settlements and counsel's fees, actually and necessarily paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a Director, officer, employee or agent as herein provided unless such action, suit or proceeding is a


Annual Report 2000                                                     Page 50

                             NET-FORCE SYSTEMS, INC.


result of the Director, officer, employee or agent's own negligence or illegal action. The foregoing right of indemnification shall not be exclusive of any other rights to which and Directors, officers, employee or agent may be entitled as a matter of law or which he may be lawfully granted.


                                   ARTICLE IX
                                   ----------

                              CHARTER CONTINUATION
                              --------------------

The Corporation is authorized to transfer its charter to any jurisdiction which permits continuation of a foreign corporation.


                                    ARTICLE X
                                    ---------

                                   SECURITIES
                                   ----------

No securities of the Corporation will be distributed to the public in Antigua and Barbuda in contravention of Section 365 of the International Business Corporations Act, 1982.


                                   ARTICLE XI
                                   ----------

                                  INCORPORATORS
                                  -------------

The name and address of the Corporation's incorporators are:

Stacy Richards-Anjo                   Ethlyn Tonge
C/o Hill & Hill Chambers              c/o Hill & Hill Chambers
Long Street, St. John's               Long Street, St. John's
Antigua                               Antigua




    "Stacy Richards-Anjo"                   "Ethlyn Tonge"
--------------------------------      -------------------------

DATED this 24th day of February, 1999 at St. John's, Antigua.
-------------------------------------------------------------
















Annual Report 2000                                                     Page 51

                             NET-FORCE SYSTEMS, INC.


Exhibit 2.2 -  BY-LAWS

                               ANTIGUA AND BARBUDA

                The International Business Corporations Act, 1982
   No. 28 of 1982 Cap. 222 Vol. 5 of the Revised Laws of Antigua 1992 Edition

                           A Company Limited by Shares

                                     BY-LAWS

                                       OF

                             NET-FORCE SYSTEMS INC.

                                   PRELIMINARY
                                   -----------

In these By-Laws, if not inconsistent with the subject or context, the words hereinafter stated shall bear the meanings opposite to them.

THE CORPORATION     The above-named Corporation

THE ACT The International Business Corporations Act, 1982 No. 28 of 1982, and every other Act for the time being in force concerning corporations and affecting the Corporation.

THESE PRESENTS      These By-Laws as originally framed, or as from time to time amended or altered by special resolution.

THE REGISTER        The Register of shareholders to be kept as required by
                    Section 130 of the Act.

OFFICE              The Registered Office for the time being of the Corporation.

THE BOARD           The Board of Directors for the time being of the
                    Corporation.

ORDINARY            A resolution passed by a majority of the shares entitled to
RESOLUTION          vote.


               1. Shares and Share Capital
                  ------------------------

1.1  Issuance
     --------

     The issue or allotment of shares shall be under the control of the Board which may issue the whole or any portion thereof with such referred, deferred, special or limited rights as it may think fit.

1.2  Alteration of Capital
     ---------------------

     The Corporation may from time to time by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe. The Corporation may by ordinary resolution:

     a. Consolidate and divide all or any portion of its share capital into shares of larger amount than its existing shares;
     b. Sub-divide its existing shares, or any of them, into shares of smaller amount that is fixed by the Articles of Incorporation subject, nevertheless, to the provisions of the Act;
     c. Cancel any shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person.

Annual Report 2000                                                     Page 52

                             NET-FORCE SYSTEMS, INC.


     Subject to the provisions of the Act, the Corporation may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account.

               2.   Share Certificates and Register
                    -------------------------------

2.1  Certificates
     ------------

     Certificates representing shares of the Corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by a director. All certificates for shares shall be consecutively numbered or otherwise identified. Certificates may be issued to bearer or in registered form. Bearer certificates shall be marked as not transferable to residents of Antigua and Barbuda.

2.2  Register
     --------

     The number of shares, the date of issue, the consideration paid, and the serial number of each bearer or registered certificate shall be entered on the Register of the Corporation. In the case of registered shares, the name and address of the holder shall also be entered on said register.

2.3  Lost or Damaged Certificate
     ---------------------------

     In the case of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board may prescribe.

               3.   Transfer of Shares
                    ------------------

3.1  Transfer
     --------

     Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the Register of the Corporation.

3.2  Record Owner
     ------------

     The Corporation shall be entitled to treat the holder on record of any registered share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the Act.

               4. Fiscal Year
                  -----------

     The fiscal year of the Corporation shall begin on the 1st day of January each year.

               5. Dividends
                  ---------

     The Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


Annual Report 2000                                                     Page 53

                             NET-FORCE SYSTEMS, INC.


               6. Seal
                  ----

     The Board may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the place of incorporation and the year of incorporation.

               7. Meetings
                  --------

7.1  Annual Directors' Meeting
     -------------------------

     The annual Directors' Meeting of the Corporation shall be held no more than four (4) months from the date of registration of the Corporation at such place within Antigua and Barbuda as the Board may determine.

7.2  Annual Shareholders' Meeting
     ----------------------------

     An Annual Shareholders' Meeting of the Corporation shall be held every year after the incorporation of the Corporation at such time and place within Antigua and Barbuda as shall from time to time be prescribed by the Board.

7.3  Special Shareholders' Meeting
     -----------------------------

     The Board may, whenever it thinks fit, convene a Special Shareholders' Meeting. The Board shall also on the requisition of the holders of not less than one-twentieth (1/20) of the issued share capital of the Corporation proceed to convene a special Shareholders' Meeting of the Corporation.

7.3  Proceedings
     -----------

     All business shall be deemed special that is transacted at a Special Shareholders' Meeting, and also that is transacted at any Annual Shareholders' Meeting, with the exception of the consideration of the accounts and auditor's report, if any, the election of directors and the reappointment of any incumbent auditor.

7.5  Quorum
     ------

     No business shall be transacted at any shareholders' meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Save as is herein otherwise provided, shareholders present in person or by proxy representing a majority of the Corporation's shares shall constitute a quorum.

7.6  Chairman
     --------

     All meetings shall be chaired by a Director appointed by the Board to act as Chairman.

7.7  Minutes
     -------

     Minutes of the proceedings of every Annual Shareholders' Meeting shall be kept, and shall be signed by the Chairman of the same meeting, or by the Chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceedings and of the proper election of the Chairman.




Annual Report 2000                                                     Page 54

                             NET-FORCE SYSTEMS, INC.


7.8  Votes of Shareholders
     ---------------------

     Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for directors shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the Act.

7.9  Informal Action by Shareholder
     ------------------------------

     Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

7.10 Proxies
     -------

     Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a shareholder of the attorney or other authority, if any, under which it is signed or a certified copy of that power of attorney shall be deposited at the office or at such other place within Antigua as is specified for that purpose in the notice convening the meeting.

7.11 Notice of Meeting
     -----------------

     Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less that Twenty-One (21) days before the date of the meeting, either personally by mail or facsimile, to each shareholder on record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

7.12 Waiver of Notice
     ----------------

     Unless otherwise provided by law, whenever any notice is required to be given to any shareholder, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

               8. Directors
                  ---------

8.1  Number of Directors
     -------------------

     Unless and until the Corporation in a General or Special Shareholders' Meeting shall otherwise determine, the number of Directors shall be five. Each director shall hold office unless removed as provided in these presents, until the next Annual Shareholders' Meeting and until his successor shall have been elected.

8.2  Remuneration of Directors
     -------------------------

     Each of the Directors shall be paid out of the funds of the Corporation such remuneration for his services as a director as the Corporation is an Annual Shareholders' Meeting may from time to time determine. The directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or meetings of the Corporation or in connection with the business of the Corporation.


Annual Report 2000                                                     Page 55

                             NET-FORCE SYSTEMS, INC.


8.3  Directors with Other Offices and Interests
     ------------------------------------------

     A director may hold any other office or place of profit under the Corporation and he or any firm of which he is a member may act in a professional capacity for the Corporation in conjunction with his office of director of the Corporation for such period and in such terms as to remuneration and otherwise as the Board may determine. No director or intending director shall be disqualified by his office from contracting with the Corporation, either with regard thereto, as a vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Corporation in which any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding such office, or of the fiduciary relationship thereby established so long as the director notifies the Corporation in accordance with the requirements of the Act. To the extent permitted by the Act, any director may vote as a director or shareholder in respect of any such contract or arrangement; provided that such director must disclose his interest in the contract or arrangement, the contract or arrangement must be entered into by the Corporation in an Annual or Special Shareholders' Meeting, and before the contract or arrangement is so entered into, the directors must disclose their interests to the meeting.

8.4  Proceedings of the Board
     ------------------------

     The Board at the request of any Director may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as it thinks fit.

8.5  Executive Committee
     -------------------

     The Board at a duly constituted meeting may by a resolution appoint a committee from among themselves to be known as an executive committee. This committee may perform such acts in the name of the Board in the same fashion as if the Board had acted. The limits of the executive committee's acts shall be prescribed by resolution of the Board. The powers of this committee may be changed from time to time by subsequent resolution of the Board.

8.6  Quorum
     ------

     The quorum necessary for the transaction of the business of the Board may be fixed by the Board, and unless so fixed shall be one-half (1/2) of the number of persons then serving as directors. The quorum of any committee of the Board shall be fixed by the meeting of the Board appointing such committee and, if not so fixed, then such quorum shall be fixed by the members of such committee.

8.7  Voting
     ------

     Every question at a meeting of the Board shall (except where otherwise provided by the Board) shall be determined by a majority of the votes of the Directors present, every director having one (1) vote.

8.8  Action without a Meeting
     ------------------------

     A resolution may be adopted without any meeting of the Board or of a committee if evidenced by writing under the hands of all the directors or of all the members of such committee, and such writing shall be as valid and effectual as a resolution duly passed at a meeting of the Board or such committee.

8.9  Powers of the Board
     -------------------

     The business of the Corporation shall be managed by the Board, who may exercise all such powers of the Corporation as are not by the Act or by these By-Laws required to be exercised by the Corporation in an Annual Shareholders' Meeting, subject nevertheless to any regulation of these By-Laws, to the provisions of the Act as may be prescribed by special resolution of the

Annual Report 2000                                                     Page 56

                             NET-FORCE SYSTEMS, INC.


Corporation, but no regulation so made by the Corporation shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this by-law shall not be limited or restricted by any special authority or power given to the Board by any other By-Law.

8.10 Appointment of Attorney
     -----------------------

     The Board may from time to time and at any time, by powers of attorney, appoint any corporation, firm or person to be the attorneys of the Corporation for the purpose of executing deeds on behalf of the Corporation in or outside Antigua and Barbuda and for such periods and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretion vested in him.

8.11 Removal of Director
     -------------------

     Any director may be removed by a majority vote of the shareholders.

8.12 Resignation of Director
     -----------------------

     A director may resign at any time by giving written notice to the Board. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board and the acceptance of the resignation shall not be necessary to make it effective.

8.13 Presumption of Assent
     ---------------------

     A director of the Corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

               9. Officers
                  --------

9.1  Number
     ------

     The officers of the Corporation shall be a president, a vice-president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Directors. Any two or more offices may be held by the same person.

9.2  Election and Term of Office
     ---------------------------

     The officers of the Corporation to be elected by the Board shall be elected annually at the first meeting of the Board after each Annual Meeting of the shareholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

9.3  Removal
     -------

     Any officer or agent elected or appointed by the Board may be removed by the Board whenever in their judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Annual Report 2000                                                     Page 57

                             NET-FORCE SYSTEMS, INC.


9.4  Vacancies
     ---------

     A vacancy in any office because of death, resignation, removal or disqualification, may be filled by the Board for the unexpired portion of the term.

9.5  President
     ---------

     The President shall be the principal executive officer of the Corporation and, subject to the control of the directors, shall in general supervise and control all of the business affairs of the Corporation. He may sign, with the secretary or any other proper officer of the Corporation thereunto authorized by the directors, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these By-Laws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

9.6  Secretary
     ---------

     The secretary shall keep the minutes of the shareholders' and of the directors' meeting in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these By-Laws or as required, and be custodian of the Corporate records.

9.7  Treasurer
     ---------

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with these By-Laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the Board.

9.8  Salaries
     --------

     The salaries of the officers shall be fixed from time to time by the Board and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

               10. Accounts
                   --------

     The Board shall cause to be kept such books of account as are necessary to comply with the provisions of the Act. The books of account shall be kept at the office or at such other place as the Board thinks fit, and shall always be open to the inspection of the Board. Any director or shareholder shall have the right to inspect any account or book or document of the Corporation. The Board shall from time to time in accordance with the provisions of the Act cause to be prepared and to be laid before an Annual Shareholders' Meeting such profit and loss accounts, balance sheets and reports as may be necessary.

               11. Auditors
                   --------

     Auditors may be appointed and their duties regulated in accordance with the provisions of the Act. Subject to the provisions of the Act, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Corporation, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.

Annual Report 2000                                                     Page 58

                             NET-FORCE SYSTEMS, INC.


               12. Liquidation
                   -----------

     If the Corporation shall be wound up (whether the liquidation be voluntary, under the supervision of or by the Court) the Liquidator may, with the required authority, divide among the shareholders in specie or kind the whole or any part of the assets of the Corporation, and whether or not the assets shall consist of property of one kind or properties of different kinds, and may for such purpose set such value as he deems fair upon one or more or classes of property, and may determine how such different classes of shareholders. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of shareholders as the Liquidator with the like authority shall think fit, and the liquidation of the Corporation may be closed and the Corporation dissolved.

               13. Amendments
                   ----------

     These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by a vote of the shareholders representing a majority of all the shares issued and outstanding, at any Annual Shareholders' Meeting or at any Special Shareholders' Meeting when the proposed amendment has been set out in the notice of such meeting.

               14. Initial Directors
                   -----------------

     The initial Board of Directors shall be composed of:

               Terry G. Bowering
               Douglas N. Bolen































Annual Report 2000                                                     Page 59

                             NET-FORCE SYSTEMS, INC.


Exhibit 2.3 -  ARTICLES OF INCORPORATION

ORGANISATIONAL MEETING OF NET FORCE ENTERTAINMENT INC. HELD AT THE REGISTERED OFFICE ON THE 13TH DAY OF AUGUST 1999 AT 11:30 A.M
--------------------------------------------------

Present:    Asdak Inc by its Director Alice Roberts; Clovis Grant as Secretary

Alice Roberts called the meeting to order. Alice Roberts acted as Chairman of the meeting and Clovis Grant acted as Secretary thereof. The persons present declared their waiver of notice of the time and place of the meeting. The Chairman stated that a quorum was reached since the sole initial director was represented.

By-Laws
-------

The Secretary presented to the meeting the Certificate of Incorporation and Good Standing and a print of the Articles of Incorporation and By-laws of the Company as registered with the Executive Director, International Financial Sector Authority on the 5th August 1999. By motion duly made, seconded and carried it was resolved that the By-Laws be approved and adopted in the form presented.

Officers
--------

By motion duly made, seconded and carried it was resolved that the following persons be appointed officers of the company -

          Terry Bowering          - President
          Douglas Bolen           - Secretary

Shares
------

By motion duly made, seconded and carried it was resolved that the Board of Directors be authorized to issue the following shares in the company in the format attached:

     Net Force Systems Inc, St John's, Antigua              100 shares

Banking Arrangements
--------------------

By motion duly made, seconded and carried it was resolved that

(1) the Company be authorized to open an account or accounts with Swiss American Bank Ltd, St. John's, Antigua.

(2) the usual banking resolutions required by the Company's bankers for the operation of accounts by the Company be deemed resolutions duly passed by this resolution.

(3) all cheques, bills of exchange and other negotiable instruments shall be signed on behalf of the Company by either Terry Bowering or Douglas Bolen.

     There being no further business the meeting ended at 11:45 a.m.


     /s/ "Alice Roberts"                 /s/ "Clovis Grant"
     .......................             ..........................
     Alice Roberts                       Clovis Grant
     Chairman of Meeting                 Secretary of Meeting


Annual Report 2000                                                     Page 60

                             NET-FORCE SYSTEMS, INC.




                               ANTIGUA AND BARBUDA
              The International Business Corporations Act, Cap 222
                           A Company Limited By Shares

                            ARTICLES OF INCORPORATION

                                       OF

                          NET FORCE ENTERTAINMENT INC.
                          ----------------------------


                                    ARTICLE I

                                      NAME
                                      ----

The name of the Company is NET FORCE ENTERTAINMENT INC.


                                   ARTICLE II

                           REGISTERED OFFICE AND AGENT
                           ---------------------------

The registered agent of the Company shall be Caribbean Management & Trust Company Limited situate at 60 Nevis Street in the city of Saint John, Antigua, which office shall also Be the registered office of the Company.


                                   ARTICLE III

                                     CAPITAL
                                     -------

The authorized capital of the Company is US$ 100,000.00 divided into 100,000,000 common Shares of US$0.01 each. The Company shall have the power to increase or reduce said Capital, and to issue any part of it's capital, original on increased, with or without any Preference, priority, or special privilege, or subject to any postponement of rights, or to any Conditions or restrictions; and so that, unless the conditions of issue shall otherwise Expressly declare, every issue of shares, whether declared to be preference or otherwise, Shall be subject to the power herein contained.


                                   ARTICLE IV

                               BOARD OF DIRECTORS
                               ------------------

The Powers of the Company shall be exercised by the Board of Directors of the Company. The company shall have a minimum of one and a maximum of four directors.


                                    ARTICLE V

                                CORPORATE PURPOSE
                                -----------------

The object for which the Company is established are:-



Annual Report 2000                                                     Page 61

                             NET-FORCE SYSTEMS, INC.


(a) To engage only in any International betting, gaming, sportsbetting and bookmaking Permitted by the laws of Antigua and Barbuda and to accept wagers on sporting Events taking place in the Caricom region from residents of countries outside the Caricom region.

(b) To acquire and with any property, real or personal, to erect any buildings, and do All acts and things, which in the opinion of the Company or the directors, may be Conveniently or profitably, or usefully, acquired and dealt with, carried on, erected Or done by the Company in connection with the property.

(c) To generally have and exercise all powers, rights and privileges necessary and incident to carry out properly the objects herein mentioned.

(d) With the exception of betting, gaming, sportsbetting, and bookmaking, the company Shall not engage in International Banking, Trust, or Insurance or any activity Which requires a Licence under the International Business Corporations Act


                                   ARTICLE VI

                                    EXISTENCE
                                    ---------

     The Company shall have perpetual existence unless sooner dissolved in accordance with the Laws of Antigua and Barbuda. The date on which corporate existence shall begin in the date On which these Articles of Incorporation are filed with the Director of International Business Corporations of Antigua and Barbuda.


                                   ARTICLE VII

                            LIBIALITY OF SHAREHOLDERS
                            -------------------------

     The liability of a shareholder is limited to the amount, if any unpaid on the shares held or subscribed to by such shareholder.


                                  ARTICLE VIII

                                   INDEMNITIES
                                   -----------

     The Company shall indemnify any and all of its Directors, Officers, employees or agents or Former Directors, officers, employees or agents or any person or persons who may have Served at its request as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in which it owns capital stock or of which it is a creditor, to the full extent permitted by law; and such indemnity shall include, but not be limited to, the expense, including the cost of any judgements, fines, settlements and counsel's fees, actually and necessarily paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a Director, officer, employee or agent as herein provided. The foregoing right of indemnity shall not be exclusive of any other rights to which any Directors, officer, employee or agent may be entitled as a matter of law or which may be lawfully granted.


                                   ARTICLE IX

                              CHARTER CONTINUATION
                              --------------------

     The Company is authorized to transfer its charter to any jurisdiction which permits Continuation of a foreign corporation.


                                    ARTICLE X

                                   SECURITIES
                                   ----------

     No securities of the Company will be distributed to the public in Antigua and Barbuda.

Annual Report 2000                                                     Page 62

                             NET-FORCE SYSTEMS, INC.


                                   ARTICLE XI

                                  INCORPORATORS
                                  -------------

     The name and address of the Company's incorporators are;-

     CLARE K. ROBERTS, Attorney-at-law, 60 Nevis Street, St.John's, Anitgua

     CLOVIS GRANT, Attorney's Clerk, 60 Nevis Street, St. John's Antigua.


     Dated this "5th" day of "August", 1999 at St. John's Antigua.



     /s/ "Clare K. Roberts"                 /s/ "Clovis Grant"
     .............................          .............................
     Clare K. Roberts                       Clovis Grant
     Attorney-at-Law                        Attorney's Clerk
































Annual Report 2000                                                     Page 63

                             NET-FORCE SYSTEMS, INC.


Exhibit 2.4 -  BY-LAWS


                               ANTIGUA AND BARBUDA
               The International Business Corporation Act, Cap 222
                           A Company Limited By Shares

                                     BY-LAWS

                                       OF

                          NET FORCE ENTERTAINMENT INC.
                          ----------------------------

                                   PRELIMINARY
                                   -----------

In these and other by-laws of the Company, unless the context otherwise requires-

     "Act" means the International Business corporation Act, Cap 222, as from time to time amended any other enactment for the time being in force substituted therefore;

     "Board" means the board of directors for the time being of the Company;

     "Company" means the above-named Company;

     "ordinary resolution" means a resolution passed by a majority of the shares entitled to vote;

     "office" means the registered office for the time being of the Company; and

     "Register" means the register of shareholders to be kept as required by section 130 of the Act.

Unless the context otherwise requires, words and expressions defined in the Act have the same meanings when used in these By- Laws in particular,

     (a)  words importing the singular number include the plural and vice-versa;

     (b) words importing gender include the masculine, feminine and neuter genders; and

     (c) words importing a person include an individual, partnership, association and body corporate and a trustee, executor, administrator and other personal representative of any person.


                            SHARES AND SHARE CAPITAL

1.1 ISSUANCE. The issue or allotment of shares shall be under the control of the Board which may issue the whole or any portion thereof with such preferred, deferred, special or limited rights as it may think fit.

1.2 PREEMPTIVE RIGHTS. All new issue of unissued shares of whatever kind shall be offered To the shareholders in proportion to the normal value of existing shares held by them, And such offer shall be made by notice specifying the number of shares to which the shareholder is entitled and limiting a time within which the offer, if not accepted, will be deemed to be declined; and after the expiration of such time or on the receipt of an indication from the shareholders to whom such notice is given that declines to accept the shares so offered, the Board may dispose of the same in such manner as it deems most beneficial to the Company.

1.3 ALTERATION OF CAPITAL. The Company may from time to time by ordinary resolution Increase the share capital by such sum to be divided into shares of such amount as the Resolution shall prescribe. The Company may by ordinary resolution:

Annual Report 2000                                                     Page 64

                             NET-FORCE SYSTEMS, INC.


     (a) Consolidate and divide all or any portion of its share capital into shares of Larger amount than it's existing shares;

     (b) Sub-divide it's existing shares, or any of them, into shares of smaller amount Than is fixed by the Articles of Incorporation subject, nevertheless, to the Provisions of the Act;

     (c) Cancel any shares which at the date of the passing of the resolution, have not Been taken up or agreed to, be taken up by any person.

     Subject to the provisions of the Act, the Company may by special resolution reduce Its share capital, any capital redemption reserve fund or any premium account.


                                       II

                         SHARE CERTIFICATES AND REGISTER
                         -------------------------------

2.1 CERTIFICATES. Certificates representing shares of the Company shall be in such form as Shall be determined by the directors. Such certificates shall be signed by a director. All Certificates for shares shall be consecutively numbered or otherwise identified. Certificates May be issued to bearer or in registered form. Bearer certificates shall be marked as not Transferable to residents of Antigua and Barbuda.

2.2 REGISTER. The number of shares, the date of issue, the consideration paid, and the Serial number of each bearer or registered share certificates shall be entered on the Register Of the Company. In the case of registered shares, the name and address of the holder shall Also be entered on said Register.

2.3 LOST OR DAMAGED CERTIFICATE. In the case of a lost, destroyed or mutilated certificate, a New one may be issued therefore upon such terms and indemnity to the Company as the Board may prescribe.


                                       III

                               TRANSFER OF SHARES
                               ------------------

3.1 TRANSFER. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the Register of the Company. 3.2 Record Owner. The Company shall be entitled to treat the holder of record of any registered share as the holder in fact thereof, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice threof, except as expressly provided by the Act.


                                       IV

                                 FINANCIAL YEAR
                                 --------------

4.1 The financial year of the company shall begin on the 1st day of January each year.


                                        V

                                    DIVIDENDS
                                    ---------

5.1 The Board may from time to time declare, and the Company may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


Annual Report 2000                                                     Page 65

                             NET-FORCE SYSTEMS, INC.


                                       VI

                                      SEAL
                                      ----

6.1 The board may provide a corporate seal which shall have inscribed thereon the name of the Company, the place of incorporation and year of incorporation.


                                       VII

                                    MEETINGS
                                    --------

7.1 ANNUAL DIRECTORS' MEETING. The Annual Director's Meeting of the Company shall be held no more than four months from the date of registration of the Company and at such place within Antigua And Barbuda as the Board may determine.

7.2 ANNUAL SHAREHOLDERS' MEETING. An annual Shareholders' Meeting of the Company shall be held every year after the incorporation of the Company at such time and place within Antigua and Barbuda as shall from time to time be prescribed by the Board.

7.3 SPECIAL SHAREHOLDERS' MEETING. The Board may, whenever it thinks fit, convene a Special Shareholders' Meeting. The Board shall also on the requisition of the holders of not Less than one-twentieth of the issued share capital of the Company proceed to convene a Special Shareholders' Meeting of the Company.

7.4 PROCEEDINGS. All business shall be deemed special that is transacted at a Special Shareholders' Meeting, and also that is transacted at any Annual Shareholders' Meeting, with the exception of the consideration of the accounts and auditor's report, if any, the election of directors and the re- appointment of any incumbent auditor.

7.5 QUORUM. No business shall be transacted at any shareholders' meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Save as is herein otherwise provided, shareholders present in person or by proxy representing a majority of the Company's shares shall constitute a quorum.

7.6 CHAIRMAN. All meetings shall be chaired by a Director appointed by the Board to act as Chairman.

7.7 MINUTES. Minutes of the proceedings of every Annual Shareholders' meeting shall be kept and shall be signed by the Chairman of the same meeting, or by the Chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceeding and of the proper election of the chairman.

7.8 VOTES OF SHAREHOLDERS. Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for directors shall be divided by majority vote; all other question shall be decided by majority vote except as otherwise required by the Act.

7.9 INFORMAL ACTION BY SHAREHOLDER. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

7.10 PROXIES. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointee or his attorney duly authorized in writing, or if the appointee is a corporation either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a shareholder of the Company. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority shall be deposited at the office or at such other place within Antigua and Barbuda as is specified for that purpose in the notice convening the meeting.

7.10 NOTICE OF MEETING. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than twenty-one

Annual Report 2000                                                     Page 66

                             NET-FORCE SYSTEMS, INC.


days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on the stock transfer books of the company, with postage thereon prepaid.

7.11 WAIVER OF NOTICE. Unless otherwise provided by law, whenever any notice is required to be given to any shareholder, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                      VIII

                                    DIRECTORS
                                    ---------

8.1 NUMBER OF DIRECTORS. Unless and until the Company in a General or Special Shareholders' Meeting shall otherwise determine, the number of directors shall be two. Each director shall hold office unless removed as provided in these presents, until the next Annual Shareholders' Meeting and until his successor shall have been elected.

8.2 REMUNERATION OF DIRECTORS. Each of the directors shall be paid out of the funds of the Company such remuneration for his services as a director as the Company in an Annual Shareholders' Meeting may from time to time determine. The directors may also be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or meetings of the Company in connection with the business of the Company.

8.3 DIRECTORS WITH OTHER OFFICES AND INTERESTS. A director may hold any other office or place of profit tinder the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of director of the Company for such period and on such terms as to remuneration and otherwise as the Board may determine. No director or intending director shall be disqualified by his office from contracting with the Company, either with regard thereto, or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested, be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by way of such contract or arrangement by reason of such director holding such office, or of the fiduciary relationship thereby established so long as the director notifies the Company in accordance with the requirements of the Act. To the extent permitted by the Act, any director may vote as director or shareholder in respect of any such contract or arrangement; provided that such director must disclose his interest to his co-directors, and if all the directors be interested in the contract or arrangement, the contract or arrangement must be entered into by the Company in an Annual or Special Shareholders' Meeting, and before the contract or arrangement is so entered into, the directors must disclose their interests to the meeting.

8.4 PROCEEDINGS OF THE BOARD. The Board at the request of any director may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as it thinks fit.

8.5 EXECUTIVE COMMITTEE. The Board at a duly constituted meeting may by a resolution appoint a committee from among themselves to be known as an executive committee. This committee may perform such acts in the name of the Board in the same fashion as if the Board had acted. The limits of the executive committee's acts shall be prescribed by resolution of the Board. The powers of this committee may be changed from time to time by subsequent resolution of the Board.

8.6 QUORUM. The quorum necessary for the transaction of the business of the Board may be fixed by the Board, and unless so fixed shall be one-half of the number of persons then serving as directors. The quorum of any committee of the Board shall be fixed by the meeting of the Board appointing such committee and, if not so fixed, then such quorum shall be fixed by the members of such committee.

8.7 VOTING. Every question at a meeting of the Board shall (except where otherwise provided by the Board) be determined by a majority of the votes of the directors present, every director having one vote.

8.8 ACTION WITHOUT A MEETING. A resolution may be adopted without any meeting of the Board or of a committee if evidenced by writing tinder the hands of all the directors or of all the members of such committee, and such writing shall be as valid and effectual as a resolution duly passed at a meeting of the Board or such committee.

Annual Report 2000                                                     Page 67

                             NET-FORCE SYSTEMS, INC.


8.9 POWERS OF THE BOARD. The business of the Company shall be managed by, the Board, who may exercise all such powers of the Company as are not by the Act or these By-Laws required to be exercised by the Company in an Annual Shareholders' Meeting, subject nevertheless to any regulations of these By-Laws, to the provisions of the Act and to such regulations being not inconsistent with the provisions of the Act as may be prescribed by special resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this By-Law shall not be limited or restricted by any special authority or power given to the Board by any other By-Law.

8.10 APPOINTMENT OF ATTORNEY. The Board may from time to time and at any time, by power of attorney, appoint any company, firm or person to be the attorney or attorneys of the Company for the purpose of executing deeds on behalf of the Company in or outside Antigua and Barbuda and for such periods and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

8.11 REMOVAL OF DIRECTOR. Any director may be removed by a majority vote of the shareholders.

8.12 RESIGNATION OF DIRECTOR. A director may resign at any time by giving written notice to the Board. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board and the acceptance of the resignation shall not be necessary to make it effective.

8.13 PRESUMPTION OF ASSENT. A director of the Company who is present at a meeting of the directors at which action on any company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall rile his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favour of such action.


                                       IX

                                    OFFICERS
                                    --------

9.1 NUMBER. The officers of the Company shall be president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors. Any two or more offices may be held by the same person.

9.2 ELECTION AND TERM OF OFFICE. The officers of the Company to be elected by the Board shall be elected annually at the first meeting of the Board held after each Annual Meeting of the shareholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

9.3 REMOVAL. Any officer or agent elected or appointed by the Board may be removed by the Board whenever in their judgement the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

9.4 VACANCIES. A vacancy in any office because of death, resignation, removal or disqualification, may be filled by the Board for the unexpired portion of the term.

9.5 PRESIDENT. The president shall be the principal executive officer of the Company and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the Company. He may sign, with the secretary or any other proper officer of the Company thereunto authorized by the directors, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

9.6 SECRETARY. The secretary shall keep the minutes of the shareholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these BY-Laws or as required, and be custodian of the Company records.

Annual Report 2000                                                     Page 68

                             NET-FORCE SYSTEMS, INC.


9.7 TREASURER. If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the Company; receive and give receipts for moneys due and payable to the Company from any source whatsoever, and deposit all such moneys in the name of the Company in such banks, trust companies or other depositories as shall be selected in accordance with these By-Laws and in general perform all of the duties as from time to time may be assigned to him by the President or by the Board.

9.8 SALARIES. The salaries of the officers shall be fixed from time to time by the Board and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Company.


                                        X

                                    ACCOUNTS
                                    --------

10.1 The Board shall cause to be kept such books of account as are necessary to comply with the provisions of the Act. The books of account shall be kept at the office or at such other place as the Board thinks fit, and shall always be open to the inspection of the Board. Any director or shareholder shall have the right to inspect any account or book or document of the Company. The Board shall from time to time in accordance with the provisions of the Act cause to be prepared and to be laid before an Annual Shareholders' Meeting such profit and loss accounts, balance sheets and reports as may be necessary.


                                       XI

                                    AUDITORS
                                    --------

11.1 Auditors may be appointed and their duties regulated in accordance with the provisions of the Act. Subject to the provisions of the Act, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.


                                       XII

                                   LIOUIDATION
                                   -----------

12.1 If the Company shall be wound up (whether the liquidation be voluntary, under the supervision of or by the Court) the liquidator may, with the required authority, divide among the shareholders in specie or kind the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of one kind or properties of different kinds, and may for such purpose set such value as he deems fair upon one or more or classes of property, and may determine how such division shall be carried out as between shareholders or different classes of shareholders. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of shareholders as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved.


                                      XIII

                                   AMENDMENTS
                                   ----------

13.1 These By- Laws may be altered, amended or replaced and new By-Laws may be Adopted by a vote of the shareholders representing a majority of all the shares issued and Outstanding, at any, Annual Shareholders' Meeting or at any Special Shareholders' Meeting When the proposed amendment has been set out in the notice of such meeting.





Annual Report 2000                                                     Page 69

                             NET-FORCE SYSTEMS, INC.


                                       XIV

                                INITIAL DIRECTORS
                                -----------------

14.1 The initial Board of Directors shall be composed of the following members;-


ASDAK INC.
                         NET FORCE ENTERTAINMENT INC
                         Nevis Street, St.John's, Antigua

                         RESOLUTION OF SOLE SHAREHOLDER


IT IS RESOLVED THAT

(1)  Asdak Inc be removed as a director of the company with immediate effect.

(2) the following persons be appointed as directors of the company with immediate effect:

     Terry G. Bowering
     Douglas N. Bolen

Dated the "17th" day of August 1999



NET FORCE SYSTEMS INC

     "Terry G. Bowering"
By...........................

























Annual Report 2000                                                     Page 70

                             NET-FORCE SYSTEMS, INC.


Exhibit 6.1 - SOFTWARE LICENSE AGREEMENT


                           SOFTWARE LICENSE AGREEMENT


THIS AGREEMENT is entered into this 31st day of July, 1999,

BETWEEN:

     NET-FORCE ENTERTAINMENT INC., with registered offices in St. John's Antigua, West Indies;

               (hereinafter referred to as the "Licensee")

AND

     SOFTEC SYSTEMS CARIBBEAN INC. with offices at 1589 Newgate Street, St. John's Antigua, West Indies;

               (hereinafter referred to as "Softec")


WHEREAS,

A.   Softec owns rights to Internet casino software (the "Software");
B.   Softec wishes to license the Software to other companies;
C. Softec wishes to provide a complete computer hardware and software package that the Licensee may use to operate an Internet gaming site; and,
D. The Licensee wishes to license the Software and make use of Softec's computer hardware in order to operate an Internet gaming site.

NOW THEREFORE, in consideration of the premises and mutual covenants herein set forth, the parties agree as follows:

1.   GENERAL PROVISIONS
--   ------------------

1.1  DEFINITIONS

     1.1.1 "Licensed Software" shall mean a licensed data processing program or micro program consisting of a series or sequence of signals, or instructions, statements, or fonts stored on any media in machine readable form, and any related licensed materials such as, but not limited to, graphics, flow charts, logic diagrams, manuals, and listing made generally available by Softec for use in connection with the licensed programs.

          The Licensed Software shall consist of not more than 2 casinos, one with an adult theme (where a license is available), and one with a non-adult theme (collectively, the "Casino"). The Casino shall have various games of chance which includes, but are not limited to, blackjack, roulette, pai gow poker, video poker and slot machine and other games as added from time to time, based on a theme chosen by the Licensee, a sportsbook web site within the gaming site, an HTML version of the sportsbook, and a lottery ticket distribution web site.

     1.1.2 "Net Monthly Revenue" shall mean, for any given calendar month, the total amount wagered in the casino, horse track and the sportsbook, less winnings in the Casino, horse track and the sportsbook, PLUS, total sales of lottery tickets, less the invoiced cost for purchasing lottery tickets for the lottery ticket sales, PLUS, any membership fees or additional fees that may be charged by the Licensee that are not related to currency conversion or transaction processing.

     1.1.3 "Hardware" shall mean all the necessary computers, routers, cabling, monitors, hard drives, back-up systems, and other equipment, as determined by Softec in its absolute discretion, located at its


Annual Report 2000                                                     Page 71

                             NET-FORCE SYSTEMS, INC.


          offices in St. John's Antigua, Vancouver, Canada, or other locations designated by Softec as may be required in order to properly store, distribute and run the Licensed Software.


     1.1.4 "Games" shall mean the casino style games, sportsbook, lottery, and pari-mutuel games that are played using the Licensed Software and are available from time to time.

     1.1.5 "Downloadable Software" shall mean the portion of the Licensed Software that must be resident on a customer's computer in order for the customer to access and play the Games.

     1.1.6 "Master CD" shall mean the compact disc containing the Downloadable Software that may be used to mass-produce compact discs for delivery to the Licensee's customers.

     1.1.7 "Customer Information" shall mean all data collected and stored on customers including, without limiting the generality of the foregoing, name, address, phone and fax number, e-mail address, credit card numbers and expiration dates or information on other types of payments, amounts wagered and frequency of wagering.

     1.1.8 "Confidential Information" shall mean material in the possession of Softec which is not generally available to or used by others or the utility or value of which is not generally known or recognized as standard practice, including, without limitation, all financial business and personal data relating to Softec's clients, any non-public information about affiliates, subsidiaries, consultants and employees of Softec or its affiliates, business and marketing plans, strategies and methods, studies, charts, plans, tables and compilations of business industrial information, computer software and computer technology whether patentable, copyrightable or not, which is acquired or developed by or on behalf of Softec or its affiliates from time to time.

1.2  RIGHT TO AUDIT

     1.2.1 The Licensee shall, within reason, have the right, without prior notice to Softec to inspect and audit all Softec's business, accounting and supporting records that are necessary for purposes of determining Softec's compliance with the terms of this Agreement. Softec shall fully co-operate with any independent chartered accountants or certified public accountants hired by the Licensee to conduct any such inspection or audit. If any such inspection or audit discloses an under statement of less than 3% for any period, Softec shall pay, within ten days after receipt of the inspection or audit report, the sums due on account of such understatement with interest calculated at U.S. prime plus one percent. Further, if such inspection or audit is made necessary by failure of Softec to furnish invoice reports or any other documentation as herein required, or if an understatement for any period is determined by such inspection or audit to be 3% or greater, Softec shall, on demand and in any event within the said ten days, in addition to paying the sums due on account of such understatement, also reimburse for the cost of such inspection or audit, including without limitation, the charges of any independent chartered accountants or certified public accountants retained by the Licensee in connection with such audit or inspection and the reasonable travel expenses, room, board and compensation of employees of the Licensee.

     1.2.2 The Licensee's right to audit records shall only extend to records that date back no more than two of Softec's fiscal years prior to the date Softec receives notice of an impending audit.


1.3  INDEMNIFICATION

     1.3.1 The Licensee acknowledges and agrees that neither Softec nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with this Agreement, the services or the Hardware or any other information, material or services provided by Softec to the Licensee under this Agreement. If, despite the foregoing limitations, Softec or any of its shareholders, directors, officers, employees or rpresentatives should become liable to the Licensee or any other person (a "Claimant") in connection with this Agreement, ten the maximum aggregate liability of Softec, its members, shareholders, directors, officers, employees and representatives for all such things and to all such parties will be limited to the lesser of the actual amount of loss or damage suffered by the Claimant or the amount of the Licensee's fees payable by the Licensee to Softec for the six months prior to the loss.


Annual Report 2000                                                     Page 72

                             NET-FORCE SYSTEMS, INC.


     1.3.2 The Licensee shall indemnify and save harmless Softec and its members, shareholders, directors, officers, employees, agents, contractors, representatives, parent company, or subsidiaries (together, the "Indemnified Parties") from and against all damages, losses, costs and expenses (including actual legal fees and costs), fines and liabilities incurred by or awarded asserted or claimed against any of the Indemnified Parties by any licensing or government agency who licenses, regulates, or otherwise governs the licensing or use of Internet gambling in connection with the Licensee's activities under this Agreement, including claims brought by a person using or relying upon any advice given or publication produced and distributed by the Licensee.

     1.3.3 Notwithstanding anything in this Section 1.3, if Softec is found guilty of fraud in executing its' obligations under this Agreement, the Licensee shall not be responsible for any indemnification of the Indemnified Parties to the extent that the fraud has caused there to be damages.


1.4  DISRUPTIONS

     1.4.1 The Licensee acknowledges that from time to time, as a result of Hardware failure, supplier failures, or acts of God, the services provided under this Agreement by Softec can be temporarily disrupted. The Licensee acknowledges and agrees that neither Softec nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with these temporary disruptions. For the purpose of this section, if the services provided under this Agreement by Softec are temporarily disrupted for seven days within any one-month period, the minimum monthly fees as calculated in section
          1.7.3 shall be reduced on a pro rata basis.

     1.4.2 The Licensee acknowledges that Softec's ability to perform its obligations under this Agreement are subject to government licensing in whatever jurisdiction Softec may choose to operate. Softec shall not be held liable for any damages of any kind whatsoever that may result from changes in government legislation or policy.


1.5  CONDITIONS OF LICENSE

     This license is granted under the following conditions:

     1.5.1 The Licensee acknowledges that its rights in and to the Licensed Software may not be assigned, licensed or otherwise transferred by operation of law without the prior written consent of Softec. Violation of this section is grounds for immediate termination of this Agreement.

     1.5.2 Copyright and other proprietary rights of Softec protect the Licensed Software. The Licensee may be held directly responsible for acts relating to the Licensed Software which are not authorized by this Agreement.

     1.5.3 All right, title and interest in and to the Licensed Software, and any copies thereof, and all documentation, code and logic, which describes and/or comprises the Licensed Software remains the sole property of Softec.

     1.5.4 Softec shall not be responsible for failure of performance of this Agreement due to causes beyond its control, including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, acts of God, and similar occurrences.

     1.5.5 The sportsbook "format" shall remain standard, and will not be materially altered from Softec's standard sportsbook facilities. Format shall refer to the tabular presentation of the sports information making up the sportsbook look and feel and shall not include the graphics that may be added in order to personalize it.

     1.5.6 The Licensee acknowledges that this is a non-exclusive agreement and that Softec will license the Licensed Software to as many other parties as are willing to enter into a licensing agreement with Softec.

     1.5.7 The Licensee shall supply to Softec an irrevocable letter of credit in the amount of $100,000 U.S. An appropriate amount of these funds shall be released to Softec in the event the Licensee should become unable or unwilling to pay for any legitimately invoiced amounts. This security shall only be used to remedy non-payment of legitimate


Annual Report 2000                                                     Page 73

                             NET-FORCE SYSTEMS, INC.


          invoices, and cannot be applied by Softec to any other alleged breaches of this Agreement. This section shall only become effective upon the Licensee achieving in any one month Net Monthly Revenue of $1,000,000 or greater.

     1.5.8 The Licensee shall be responsible for ensuring that they are operating the Licensed Software in compliance with any and all applicable state, provincial, national, and international laws.

     1.5.9 The Licensee shall provide Softec with all documentation necessary to show that the Licensee has obtained any and all necessary licenses in order to operate an Internet casino and/or Sportsbook in the jurisdiction in which the Licensee chooses to operate.

     1.5.10 It is the policy of Softec to prevent the use of the Licensed Software for use as a "money laundering" vehicle. The Licensee warrants that they will undertake all reasonable efforts to prevent persons from using the Licensed Software for use as a money-laundering vehicle. If it is revealed that the Licensee is purposely allowing or is willfully blind to money laundering, Softec may terminate this agreement without notice.

     1.5.11 The Licensee shall not accept wagers from persons residing in Canada and shall implement all measures stipulated by Softec to ensure that persons residing in Canada are not able to wager utilizing the Licensed Software.


1.6  TERM AND TERMINATION

     1.6.1 This Agreement shall commence and be deemed effective on the date when fully executed (the "Effective Date"). This Agreement is in effect for a period of one-year (the "Term") and shall be automatically renewed indefinitely with additional one year terms unless the Licensee gives written notice of termination of this Agreement at least 45 days prior to the end of any one year period.

     1.6.2 Softec may terminate this Agreement by giving written notice to the Licensee at least six months prior to the end of any one year term provided, however, Softec shall not give notice of termination in the first year of this Agreement.

     1.6.3 Softec may terminate this Agreement at any time upon five days notice if the Licensee is more than 30 days in arrears in paying any material monthly fees due and owing to Softec. The Licensee shall be allowed to cure the breach during the notice period, thus pre-empting Softec's ability to terminate this Agreement in accordance with this section. The arrears contemplated in this section must be of a material amount for this section to be used by Softec. For the purposes of this section, material shall mean anything greater than 5% of the previous month's fees.

     1.6.4 Softec may terminate this Agreement at any time upon five days notice if the Licensee becomes bankrupt or insolvent or ceases carrying on business for any reason.

     1.6.5 The Licensee may terminate this Agreement at any time upon five days notice if Softec becomes bankrupt or insolvent or ceases carrying on business for any reason.

     1.6.6 The Licensee may, inter alia, terminate this Agreement at any time upon five days notice if Softec is materially in breach of this Agreement for more than 30 days. Softec shall be allowed to cure the breach during the notice period, thus pre-empting the Licensee's ability to terminate this Agreement i accordance with this section.

     1.6.7 Softec may terminate this Agreement at any time upon five days notice if Softec, or any of its principals, officers or Directors becomes the subject of third party civil or criminal litigation as a result of the Licensee's operations under this Areement. The litigation contemplated herein must be material, and found to be of a serious nature by independent legal counsel.

     1.6.8 Upon termination of this Agreement, the Licensee shall immediately return to Softec any and all of Softec's materials which Softec has a proprietary right in that are in the Licensee's possession and/or in the possession of the Licensee's agents, servants and employees.

     1.6.9 Upon termination of this Agreement, all Customer Information shall be given to the Licensee and Softec shall not make use of or disclose any Customer Information to any third party.

Annual Report 2000                                                     Page 74

                             NET-FORCE SYSTEMS, INC.


     1.6.10 Upon termination of this Agreement for any reason, any security given by the Licensee shall be returned to the Licensee within thirty days of termination, provided however that if there are any outstanding invoiced amounts (as per section 1.5.7) against the Licensee, sufficient security shall be retained in order to pay for those claims.


1.7  REMUNERATION

     1.7.1 The Licensee shall pay to Softec a non-refundable one-time fee f $100,000 U.S. for the development of the graphical front end of the gaming site and all set-up costs. This payment shall be paid in accordance with the following schedule:

          o $ 10,000 per month for ten months with the first payment being made three months from the date of the 3 acceptance of the first wager using the Licensed Software.

     1.7.2 The Licensee shall pay to Softec a monthly fee based on a percentage of the Net Monthly Revenue. The fee shall be paid in accordance with Schedule A of this Agreement. The fees shall commence when the Licensee accepts a wager utilizing the Licensed Software.

     1.7.3 Notwithstanding any amount due and owing in accordance with Schedule A of this Agreement, the Licensee shall pay to Softec a minimum of $25,000 per month. This section shall come into effect 120 days from the acceptance of the first wager utilizing the Licensed Software.

     1.7.4 All monthly payments shall be delivered to Softec by the 15th of each month in payment for the previous month's activity.


1.8  CONFIDENTIALITY

     1.8.1 The Licensee shall not disclose, publish, or disseminate Confidential Information to anyone other than those of its employees or others with a need to know, and the Licensee agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Confidential Information. The Licensee agrees not to use Confidential Information otherwise for its own or any third party's benefit without the prior written approval of an authorized representative of Softec in each instance.

     1.8.2 Softec shall not disclose, publish, or disseminate Customer Information to anyone other than those of its employees with a need to know, and Softec agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Customer Information. Softec agrees not to use Customer Information otherwise for its own or any third party's benefit without the prior written approval of an authorized representative of the Licensee in each instance.

     1.8.3 All Confidential Information, and any Derivatives thereof whether created by Softec or the Licensee, remains the property of Softec and no license or other rights to Confidential information is granted or implied hereby. For purposes of this Agreement, "Derivatives" shall mean: (a) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted; (b) for patentable or patented material, any improvement thereon; and (c) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret.

     1.8.4 Notwithstanding anything in this Section 1.8, Softec shall be allowed to use Customer Information for the purpose of fulfilling its reporting obligations as a public company. Softec shall also be allowed to use Customer Information in a statistical form so long as it does not identify individuals or specific companies.

     1.8.5 The Licensee shall not disclose the contents of this Agreement to any third party who is not bound to maintain confidentiality between the parties. The Licensee acknowledges that disclosure of the terms of this Agreement to third parties would cause considerable damage to Softec and its parent company, Starnet Communications International Inc.



Annual Report 2000                                                     Page 75

                             NET-FORCE SYSTEMS, INC.


2.   OBLIGATIONS OF THE LICENSOR
--   ---------------------------

2.1  HARDWARE

     2.1.1 Softec shall supply the Hardware as defined in this Agreement.

     2.1.2 Softec shall maintain the Hardware and pay all costs for maintaining and/or upgrading the Hardware.

     2.1.3 Softec shall supply the office space required to house the Hardware.

     2.1.4 The Hardware shall, at all times, remain the property of Softec.

     2.1.5 Softec shall supply an appropriate connection to the Internet with sufficient bandwidth to properly operate the Licensed Software. The Licensee shall pay for all bandwidth associated only with those customers that are not playing the Games using real money and for the downloading of the Licensed Software via the Internet, and for any related marketing via the Internet. Bandwidth shall be charged to the Licensee at market rates.

     2.1.6 Softec shall not be required to maintain a redundant site.

     2.1.7 Softec shall make all reasonable efforts to repair and correct any problems arising under Softec's areas of responsibility that may arise from time to time which would cause it to be unable to perform its' obligations under this Agreement (see section 1.5.4).

     2.1.8 Softec shall notify the Licensee of any problems that may arise from time to time and shall keep the Licensee apprised of any efforts undertaken to rectify the problem.

     2.1.9 The Hardware shall be located only in places where Internet gambling may be operated legally and where the Licensee has obtained all necessary licenses to conduct online gaming.


2.2  THE LICENSED SOFTWARE

     2.2.1 Softec shall install the Licensed Software on the Hardware.

     2.2.2 Softec shall allow all of the Licensee's customers and all persons who seek to be licensee's customers Internet access to the Licensed Software.

     2.2.3 Softec shall allow the Licensee's customers to download directly from the server the Downloadable Software necessary for the Licensee's customer to play the Games.

     2.2.4 Softec shall supply to the Licensee a single Master CD containing the Downloadable Software.

     2.2.5 Softec may from time to time, at its discretion, create additional games, which can be added to the Licensed Software. If additional games become available, the Licensee may request to have the additional games added to the Licensed Software at no additional licensing cost to the Licensee.

     2.2.6 Softec may from time to time, at its discretion, translate part or all of the Games into other languages, which can be added to the Licensed Software. If additional languages become available, the Licensee may request to have the additional languages added to the Licensed Software at no cost to the Licensee.

     2.2.7 Notwithstanding anything stated in this section 2.2, any changes requested by the Licensee to be made to the graphics portion of the Licensed Software, shall be charged to the Licensee at market rates.

     2.2.8 Notwithstanding anything stated in this section 2.2, any changes made to the Master CD at the Licensee's request will be billed to the Licensee at market rates, plus a $100.00 U.S. administration fee. Softec retains the right to refuse to make the requested changes.

Annual Report 2000                                                     Page 76

                             NET-FORCE SYSTEMS, INC.


     2.2.9 Softec shall only be required to provide the Licensed Software in the English language only.

     2.2.10 Softec will provide all upgrades of the Licensed Software that do not require changes to the graphical interface, at no charge to the Licensee.

     2.2.11 All upgrades are to be made available to the Licensee within 30 days of the completion of testing.

     2.2.12 The Licensee may operate the Casino on as many separate URL's as the Licensee wants, with no additional licensing fee to be paid.

     2.2.13 Softec warrants that the Licensed Software correctly implements algorithms, which are in accordance with the rules and payouts, which may be displayed on the screen at any time by the player. Pseudo-random numbers used by the software for the purposes of choosing game outcomes and shuffling cards are generated in an unbiased manner.

     2.2.14 Notwithstanding anything in this Agreement, the Licensee shall not operate more than two casinos with different names and/or different graphics.


2.3  FINANCIAL TRANSACTIONS

     2.3.1 Softec shall provide a transaction processing system that will allow the Licensee's customers to deposit funds for use of the Games (the "Transaction Processing System"). The Licensee's customers will be able to deposit funds via the Internet through the use of Visa, Master Card, or American Express credit cards. Other methods of payment may be made available from time to time at Softec's discretion, at a cost to the Licensee to be agreed upon at the time.

     2.3.2 Softec shall only be responsible for processing credit card debits and credits for which the Licensee holds the appropriate merchant number accounts.

     2.3.3 The Licensee shall be responsible for all aspects of collecting and paying funds, in accordance with this Agreement.

     2.3.4 The Licensee shall have no rights whatsoever in the Transaction Processing System.


2.4  TECHNICAL SUPPORT

     2.4.1 Softec shall supply 24-hour technical support for the Licensee's customers and for the Licensee.

     2.4.2 Softec shall make the Technical support available via the Internet and via toll free telephone lines.

     2.4.3 Softec shall determine the number of people acting as technical support and the number of incoming telephone lines for technical support in its absolute discretion.

     2.4.4 Technical support offered via the telephone shall be in English language only.


2.5  ACCOUNTING

     2.5.1 Softec shall maintain records of all transactions and wagers placed utilizing the Licensed Software.


     2.5.2 The Licensee shall pay a flat fee of $100.00 US plus all reasonable hourly administration fees and disbursements, including printing, photocopying and shipping costs, each time accounting information is requested. Administration fees shall be paid at market prices. No fees are payable for regular accounting information provided to the Licensee for the purpose of calculating Net Revenue.



Annual Report 2000                                                     Page 77

                             NET-FORCE SYSTEMS, INC.


     2.5.3 Softec shall supply a complete accounting record, as defined by Softec from time to time, of the previous month's activity relating to the Licensed Software within ten working days of the end of each month. The accounting records shall be delivered either by facsimile or by e-mail.

     2.5.4 Softec shall provide daily interim accounting reports, as defined by Softec from time to time. The daily interim accounting records shall be delivered either by facsimile or by e-mail.

     2.5.5 Softec shall have the right to utilize the accounting information for statistical and reporting purposes provided specific information about the Licensee is not disclosed.

     2.5.6 Softec shall archive and maintain the accounting information for a period of 2 fiscal years.

     2.5.7 Softec, at its discretion, may destroy any portion of the accounting information that Softec deems to be no longer relevant.

     2.5.8 The Licensee shall be given thirty days written notice prior to the destruction of any accounting information. The Licensee may choose to archive information about to be destroyed, at its own facilities.


2.6  CUSTOMER DATA

     2.6.1 Softec shall maintain a database containing the Customer Information.

     2.6.2 The Customer Information shall remain the property of the Licensee.

     2.6.3 Softec shall provide daily interim Customer Information reports, as defined by Softec from time to time.

     2.6.4 The Licensee shall pay a fee of $100.00 US plus all reasonable hourly administration fees and disbursements, including printing, photocopying and shipping costs, each time additional Customer Information is requested. Administration fees shall be paid out at market prices.

     2.6.5 Softec shall have the right to utilize the Customer Information for any purpose that does not conflict with the Licensee's marketing of the Licensed Software. Under no circumstances shall Softec utilize the Customer Information in the marketing of any gaming site being operated by a subsidiary of Starnet Communications International Inc., Softec's parent company.

     2.6.6 Softec shall archive and maintain the Customer Information for a period of two years.

     2.6.7 Softec, in its discretion, may destroy any portion of the Customer Information that Softec deems to be no longer relevant.

     2.6.8 The Licensee shall be given thirty days written notice prior to the destruction of any Customer Information. The Licensee may choose to archive information about to be destroyed, at its own facilities.


2.7  THE GAMES

     2.7.1 The lottery tickets and play options available in the lottery web site shall be determined from time to time by Softec in its sole discretion.

     2.7.2 Softec shall determine the odds for the casino from time to time. The Licensee shall be responsible for setting the odds for the sportsbook and the HTML sportsbook, from time to time, in its sole discretion.

     2.7.3 The Licensee shall determine the betting limits for both the casino sportsbook and the HTML sportsbook, from time to time, in its sole discretion. The Licensee may choose zero as a betting limit.

     2.7.4 The Licensee, in its sole discretion, shall determine the betting limits for the Games. The Licensee may choose zero as a betting limit.

Annual Report 2000                                                     Page 78

                             NET-FORCE SYSTEMS, INC.


     2.7.5 Softec shall determine the games available in the casino and both versions of the sportsbook, from time to time, in its sole discretion.

     2.7.6 Softec shall determine the lottery tickets available in the casino as well as the forms of play, from time to time, in its sole discretion.

     2.7.7 Softec shall only supply the Games that the Licensee has appropriate licenses to operate.


3.   OBLIGATIONS OF THE LICENSEE
--   ---------------------------

3.1  LICENSES

     3.1.1 The Licensee shall be responsible for obtaining and maintaining all necessary licenses for the operation of an Internet Casino and an Internet Sportsbook operation, or whichever the Licensee intends to operate, in a location where Softec maintains Hardware.

     3.1.2 Softec shall recommend a lawyer in Antigua that can assist the Licensee in obtaining, an Internet casino license as required by the Antigua Free Trade Zone.


3.2  MERCHANT NUMBERS

     3.2.1 The Licensee shall be responsible for obtaining and maintaining appropriate merchant numbers for the processing of Visa, Master Card American Express credit cards and any other credit card the Licensee may obtain merchant numbers for (the "Merchant Numbers").

     3.2.2 Notwithstanding that from time to time, Softec may make merchant numbers available to the Licensee through another subsidiary of Starnet Communications International Inc. ("SCII"), neither Softec nor SCII, nor any other subsidiary of SCII shall be responsible for maintaining or continuing to provide merchant numbers.


3.3  MARKETING

     3.3.1 The Licensee shall be responsible for all marketing of the services offered through the Licensed Software.

     3.3.2 The Licensee shall spend on a monthly basis, a minimum of 15% of the previous month's Net Revenue on marketing and promoting the Licensee's gaming site.

     3.3.3 Softec is not responsible for tracking or maintaining any records or data with respect to marketing. The Licensee shall be allowed access to the Hardware for the purpose of tracking and maintaining marketing data.

     3.3.4 The Licensee shall be responsible for all aspects of customer service, including, but not limited to dealing with customer complaints and paying out winnings, provided that the Licensee has and is using its own credit card merchant accounts.


3.4  DISTRIBUTION OF SOFTWARE

     3.4.1 The Licensee shall be responsible for the production and distribution of compact discs containing the Downloadable Software.

     3.4.2 The Licensee shall not alter the Licensed Software as supplied on the Master CD in any way.



Annual Report 2000                                                     Page 79

                             NET-FORCE SYSTEMS, INC.


     3.4.3 The Licensee shall ensure that the packaging for the Licensed Software, as well as any logo imprinted on the compact disk, shall display all proprietary rights symbols such as Copyright and Trademark, as supplied by Softec (the "Symbols"). The Symbols shall be of the exact same size and font as supplied by Softec.


3.5  REGULATORY ISSUES

     3.5.1 The Licensee shall be solely responsible for determining which jurisdictions they choose to market to and receive wagers from.

     3.5.2 The Licensee shall be responsible for determining the legality of accepting wagers in whichever jurisdictions they choose to market to and receive wagers from.

     3.5.3 The Licensee shall indemnify Softec for any reasonable legal costs, and fines that arise as a result of the Licensee choosing to accept wagers from any jurisdiction that determines or has determined that Internet wagering is illegal.


3.6  THE WEB SITE

     3.6.1 The Licensee shall construct and maintain the entire website(s) where the Downloadable Software is to be made available to the Licensee's customers (the "Web Sites").

     3.6.2 The Licensee shall pay for any and all Uniform Resource Locators ("URL's") that the Licensee deems necessary to properly market the Licensed Software.

     3.6.3 The Licensee shall ensure that the Web Sites shall display a statement that the software is licensed, as well as all proprietary rights symbols such as Copyright and Trademark, as supplied by Softec (the "Symbols"). The Symbols shall be of the exact same size and font as supplied by Softec.

     3.6.4 The Licensee shall have the right to add as many URL's that are dedicated solely to the promotion of the Licensee's gaming site as the Licensee deems necessary.

     3.6.5 The Licensee shall have the right to make any changes to the Web Sites the Licensee feels appropriate. All changes that are effected by Softec will be charged to the Licensee at market rates.

     3.6.6 If requested, Softec shall construct and maintain any and all additional web sites the Licensee deems necessary for the marketing of the Licensed Software. All work done to build additional web sites shall be charged to the Licensee at market rates.

     3.6.7 Softec shall not in any way be responsible for the design of the Web Sites utilized by the Licensee.

     3.6.8 The Licensee shall include in their Terms and Conditions of Play for the Licensed Software the Terms and Conditions that are recommended by Softec. The Licensee may embellish or add to these Terms and Conditions. If the Licensee does not implement the minimum required Terms and Conditions, in so far as the Terms and Conditions would have protected the Licensee, Softec shall not be responsible to the Licensee, notwithstanding anything in this Agreement.


4.   STANDARD CLAUSES
--   ----------------

4.1  NOTICES

     Unless otherwise provided in this Agreement, any notice provided for under this Agreement shall be in writing and shall be sufficiently given if delivered personally, or if transmitted by facsimile with an original signed copy delivered personally within twenty-four hours thereafter, or mailed by prepaid registered post addressed to Softec at their respective addresses set forth below or at such other than current address as is specified by notice.


Annual Report 2000                                                     Page 80

                             NET-FORCE SYSTEMS, INC.


          To Softec:          Newgate Street
                              P.O. Box 1589
                              St. John's, Antigua , West Indies
                              Attention:  General Counsel
                              Fax:  (268) 480-1656

          To the Licensee:    Hill & Hill legal offices in St. John's, Antigua


4.2  ENTIRE AGREEMENT and SCHEDULES

     The parties agree that this Agreement and its Schedule, if any, constitute the complete and exclusive statement of the terms and conditions between the Licensee and Softec covering the performance hereof and cannot be altered, amended or modified except in writing executed by an authorized representative of each party. The Licensee further agrees that any terms and conditions of any purchaser order or other instrument issued by the Licensee in connection with this Agreement which are in addition or inconsistent with the terms and conditions of this Agreement shall not be binding on Softec and shall not apply to this Agreement.


4.3  GOVERNING LAW and ARBITRATION

     Any dispute in connection with this Agreement shall be settled by arbitration in accordance with any Arbitration Act agreed upon between the parties; provided, however, should any dispute arise under this Agreement, the parties shall endeavor to settle such dispute amicably between themselves. In the event that the parties fail to agree upon an amicable solution, such dispute shall be finally determined by arbitration as aforesaid.


4.4  GOOD FAITH

     The parties acknowledge to one another that each respectively intends to perform its obligations as specified in this Agreement in good faith.


4.5  PARTIES TO ACT REASONABLY

     The parties agree to act reasonably in exercising any discretion, judgment, approval or extension of time that may be required to effect the purpose and intent of this Agreement. Whenever the approval or consent of a party is required under this Agreement, such consent shall not be unreasonably withheld or delayed.


4.6  GOVERNING LAW

     This agreement and all Schedules shall be governed by and construed in accordance with the laws of the Country of Antigua, and the Licensee hereby attorns to the jurisdiction of the courts of Antigua notwithstanding any other provision expressed or implied in either this agreement or the Schedules.


4.7  TIME TO BE OF THE ESSENCE

     Time is of the essence.


4.8  NUMBER AND GENDER

     In this Agreement the use of the singular number includes the plural and vice versa the use of any gender includes all genders, and the word "person" includes an individual, a trust, a partnership, a body corporate and politic, an association and any other incorporated or unincorporated organization or entity.


4.9  CAPTIONS

     Captions or descriptive words at the commencement of the various sections are inserted only for convenience and are in no way to be construed as a part of this Agreement or as a limitation upon the scope of the particular section to which they refer.

Annual Report 2000                                                     Page 81

                             NET-FORCE SYSTEMS, INC.


4.10 NON-ASSIGNABILITY

     This Agreement is personal to the Licensee, except as provided in S. 4.11, and the Licensee may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent or Softec.


4.11 BENEFIT

     This Agreement shall ensure to the benefit of and be binding upon the Licensee, its successors and assigns. The Licensee may delegate the performance of any of its obligations hereunder to any corporation which controls, is controlled by or is under common control with the Licensee.


4.12 WAIVER

     No condoning, excusing or waiver by any party hereto of any default, breach of non-observance by any other party hereto, at any time or times with respect to any covenants or conditions herein contained, shall operate as a waiver of that party's rights hereunder with respect to any continuing or subsequent default, breach or nonobservance, and no waiver shall be inferred from or implied by any failure to exercise any rights by the party having those rights.


4.13 FURTHER ASSURANCE

     Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of this Agreement.


4.14 CUMULATIVE RIGHTS

     All rights and remedies of Softec are cumulative and are in addition to and shall not be deemed to exclude any other rights or remedies allowed by law except as specifically limited hereby. All rights and remedies may be exercised concurrently.


4.15 PRIOR AGREEMENTS

     Except as specifically provided for herein, this Agreement, including its Schedules, contains all of the terms agreed upon by the parties with respect to the subject matter herein and supersedes all prior agreements, arrangements and understandings with respect thereto, whether oral or written.


4.16 SEVERABILITY

     If any part of this Agreement is unenforceable because of any rule of law or public policy, such unenforceable provision shall be severed from this Agreement, and this severance shall not affect the remainder of this Agreement.


4.17 NO PARTNERSHIP

     Notwithstanding anything in this Agreement, no part of this Agreement, nor the Agreement as a whole shall be construed as creating a partnership or agency relationship between the parties. If any part of this Agreement should become construed as forming a partnership or agency relationship, that part shall be amended such that no partnership or agency relationship is created, but that part achieves what it was originally intended to achieve.


4.18 DOLLAR AMOUNTS

     All references to money or specific dollar amounts in this Agreement are in United States Dollars.


4.19 INTERPRETATION

     In the interpretation of this Agreement or any provision hereof, no inference shall be drawn in favor of or against any party by virtue of the fact that one party or its agents may have drafted this Agreement or such provision.

 Annual Report 2000                                                     Page 82

                             NET-FORCE SYSTEMS, INC.


IN WITNESS WHEREOF the parties have executed this Agreement on the date first written.


SOFTEC SYSTEMS CARIBBEAN INC.


Per: /s/ "Christopher Zacharias"              Per: /s/ "Mark Dohlen"


Name:  Christopher H. Zacharias               Name: Mark N. Dohlen

Title: In House Counsel                       Title: CEO


THE LICENSEE:  NET-FORCE ENTERTAINMENT INC.


Per: /s/ "Terry Bowering"

Name: Terry G. Bowering

Title: President, Director






























Annual Report 2000                                                     Page 83

                             NET-FORCE SYSTEMS, INC.


SCHEDULE A
----------

The Licensee agrees to pay Softec monthly fees according to the following:


     THE LICENSEE'S NET MONTHLY                     FEE PAYABLE
     REVENUE (U.S. DOLLARS)

     >  $0.00 but < or = to $500,000                    25%

     > $500,000 but < or = to $1,000,000                20%

     > $1,000,000 but < or = to $5,000,000              15%

     > $5,000,000 to $10,000,000                        12.5%

     > $10,000,000 plus                                 10%


The above table should be read with the following understanding: If the licensee has a Net Monthly Revenue of $550,000, the fee payable is calculated as follows:

     25% on the first $500,000       =        $125,000
     20% on the next $50,000         =        $ 10,000
                                              --------
     For a total fee payable         =        $135,000






























Annual Report 2000                                                     Page 84

                             NET-FORCE SYSTEMS, INC.



                            SCHEDULE OF MARKET RATES
                            ------------------------


     The Market rates as set out in this schedule and referred to in this Agreement are subject to change without notice to the Licensee.


3D graphics:-----------------------------------------$150.00 per hour

Video editing:---------------------------------------$100.00 per hour

Graphic design:--------------------------------------$75.00 per hour

Programming:-----------------------------------------$150.00 per hour

Quality Assurance and testing:-----------------------$40.00 per hour




                        SCHEDULE OF MERCHANT NUMBER TERMS
                        ---------------------------------


o    Monthly processing limit: $100,000
o    Merchant discount: 5.50%
o    Rolling reserve: 5% for 180 days if chargeback are less than 5%
o    25% if chargebacks exceed 5% - but will be subject to review
o Transaction fee: $1.60 per transaction applied to both debit and credit transactions
o Fraud Screen fee: $0.60 per transaction applied to all sales transaction regardless of the response, (accept or reject). This system is essential to keep the chargeback ratio down.
o Settlement: 30 days following the month end (e.g. All September transactions will be settled by October 30th 1998)
o    Chargeback: $25 per chargeback transaction
o    Payout processing fee is $5.00 per bank draft.

Softec makes no guarantee as to the availability of the merchant numbers contemplated in this Schedule. Please refer to section 3.2.2 of this Agreement for clarification.














Annual Report 2000                                                     Page 85

                             NET-FORCE SYSTEMS, INC.


                    AMMENDMENT TO SOFTWARE LICENSE AGREEMENT
    Between Softec Systems Caribbean inc. (now Starnet Systems International
         Inc., "Starnet") and Net Force entertainment Inc. ("Net Force")
                               dated July 31, 1999

WHEREAS Net Force entered into a software license agreement with Starnet dated July 31, 1999 (the "Software License Agreement");

AND WHEREAS Starnet's Licensed software erroneously prevented Net Force from accepting certain wagers;

AND WHEREAS Starnet now wishes to compensate Net Force for any inconvenience and costs caused by Starnet;

AND WHEREAS Net Force wishes to provide Starnet with a release for the purposes of making a full and final compromise and settlement of all claims against Starnet;

NOW THEREFORE, in consideration of the mutual covenants set out herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Starnet and Net Force agree as follows;

     1. Capitalized terms used in this Amendment that are defined in the Software License Agreement shall have meaning as ascribed thereto in the Software License Agreement.

     2.   Starnet hereby waives any further amounts payable by Net Force under section 1.7.1 of the Software License Agreement.

     3. For a period of twelve months, commencing September 1, 2000, Starnet will reduce the monthly fee payable by Net Force under section 1.7.2 of the Software License Agreement so that the maximum monthly fee for Net Monthly Revenues below $1,000,000 will be fifteen (15%).

     4. Starnet hereby waives the provisions of section 1.7.3 of the Software License Agreement.

     5. Starnet hereby waives any further fees payable to Starnet by Net Force for its initial Virtual Casino License, issued by the Antiguan Free Trade Zone, which expires on April 6, 2001.

     6. All other provisions, of the Software License Agreement shall remain in full force and effect.

     7. Net Force, its officers, directors, employees, agents, successors, predecessors, affiliates and assigns, (herein collectively referred to as the ("Net Force Group") hereby release Starnet and its officers, directors, employees, agents, successors, predecessors, affiliates and assigns, (herein collectively referred to as the ("Starnet Group") of and from any and all actions causes of action, demands and damages relating to the Licensed Software, howsoever arising, which the Net Force Group presently has or at any time can, shall or may have against the Starnet Group.

     8. Starnet and Net Force will hold the terms of this Amendment and of the release contained herein strictly confidential and will not disclose the same to any person or entity whatsoever, except to its legal or financial advisors or as required by law.

AGREED TO THIS 6TH DAY OF SEPTEMEBER 2000

/s/ Meldon Ellis
--------------------------------------
Meldon Ellis
Starnet Systems International Inc.

/s/  Terry Bowering
---------------------------------------
Terry Bowering
Net Force Entertainment Inc.



Annual Report 2000                                                     Page 86

                             NET-FORCE SYSTEMS, INC.


Exhibit 6.2 - LICENSE



                             [GOVERNMENT LOGO HERE]
                        GOVERNMENT OF ANTIGUA AND BARBUDA



Director of Offshore Gaming
Expediter of International Investment

Office of the Prime Minister
Queen Elizabeth Highway,
ST. JOHN'S, ANTIGUA, W.I.

Tel: (268)-462-0773/462-4956
E-mail: mcallisterg@candw.ag



August 5, 1999

Mr. Terence Bowering
President, Manager Director
Net Force Entertainment Inc.
P.O. Box W-645,
St, John's. Antigua

Dear Mr. Bowering,


This letter serves as notification of the approval of the application for Virtual Casino/Sports Wagering License for Net Force Entertainment Inc., a company duly incorporated under the laws of Antigua and Barbuda. Your office will be notified when the License Certificate is available.

I remain,


/s/ "Gyneth A. McAllister"
     ---------------------

Mrs. Gyneth A. McAllister















Annual Report 2000                                                     Page 87

                             NET-FORCE SYSTEMS, INC.


License #0138A

                    [FREE TRADE & PROCESSING ZONE LOGO HERE]
                               ANTIGUA AND BARBUDA
                          FREE TRADE & PROCESSING ZONE
                    CERTIFICATE AUTHORIZING THE ESTABLISHMENT
                        AND OPERATION OF BUSINESS IN THE
                          FREE TRADE & PROCESSING ZONE

Pursuant to Section 11 of the Free Trade & Processing Zone Act No. 12 of 1994, the Commission certifies that:

                          NET FORCE ENTERTAINMENT INC.
                          ----------------------------
                               (Name of Business)

which was incorporated under the laws of Antigua & Barbuda on the 5th day of August 1999, is licensed and authorized to establish and operate

      An Offshore Virtual Casino Wagering and Sportsbook Wagering business
      --------------------------------------------------------------------
                               (Type of Business)

for the period August 5, 1999 to August 4, 2000, within the Free Trade & Processing Zone in Antigua.


                                            /s/ "Vere Murphy"
                                            -------------------------
                                            Commissioner


                                            /s/ "Charles Fernandez"
                                            -------------------------
                                            Chairman

                                            Dated this 1st day of September 1999

In Antigua and Barbuda, the License fee remains the same for a period of five
(5) years.














Annual Report 2000                                                     Page 88