Form 20-F
period 2001-04-30
NET FORCE SYSTEMS INC
filed 2002-04-23
CIK 1084201

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


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

                                 60 Nevis Street
                                 ---------------
                                 P.O. Box W-645
                                 --------------
                               St. John's, Antigua
                               -------------------
                                   West Indies
                                   -----------
              (Address of principal executive offices and zip code)

                                 (268) 481-1970
                                 --------------
                           (Issuer's telephone number)

    Securities registered or to be registered under Section 12(b) of the Act:
                                      NONE
                                      ----
 Securities registered or to be registered pursuant to Section 12(g) of the Act:

          Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:

              Common Stock having a par value of $0.001 per share.

       The number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2001 was
                             7,500,000 Common Stock.

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

ITEM 17 [X]     ITEM 18 [ ]

                             NET-FORCE SYTEMS, INC.


                                Table of Contents


FORWARD LOOKING STATEMENTS..................................................3

PART I......................................................................3

   ITEM 1.  DESCRIPTION OF BUSINESS.........................................3
     I.       BUSINESS DEVELOPMENT..........................................3
        A.       NET-FORCE SYSTEMS INC......................................3
        B.       NET-FORCE SYSTEMS INC. CORPORATE HISTORY...................4
     II.      BUSINESS OF THE ISSUER........................................4
     III.     BUSINESS AND MARKETING STRATEGIES.............................6
     IV.      INDUSTRY OVERVIEW............................................10
        A.       Global Gaming Industry....................................10
        B.       Internet Gambling Industry................................12
     V.       COMPETITION..................................................14
     VI.      RISKS........................................................15
        A.       RISKS RELATED TO THE BUSINESS.............................15
        B.       RISKS RELATED TO THE INDUSTRY.............................17
        C.       RISKS RELATED TO SECURITIES MARKETS.......................19
     VII.     REGULATORY BACKGROUND........................................19
     VIII.    DISCLOSURE...................................................23
   ITEM 2.  DESCRIPTION OF PROPERTY........................................23
   ITEM 3.  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.......................24
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
   MANAGEMENT..............................................................24
   ITEM 5.  NATURE OF TRADING MARKET.......................................25
   ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
   SECURITY HOLDERS........................................................25
   ITEM 7.  TAXATION.......................................................26
   ITEM 8.  SELECTED FINANCIAL DATA........................................27

SELECTED FINANCIAL DATA....................................................27

   ITEM 9.  MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND PLAN OF OPERATION.........................................28
     I.       PLAN OF OPERATIONS...........................................28
        A.       Revenues and Financing....................................28
        B.       Operations for the Next Twelve Months.....................30
        C.       Balance Sheet Data........................................31
        D.       Liquidity and Capital Resources...........................31
        E.       Material Commitments for Capital Expenditures.............32
        F.       Material Commitments for Resources........................32
        G.       Impact of Inflation.......................................32
        H.       Year 2000 Risks and Compliance............................32
   ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK.............................................................33
     I.       QUANTITATIVE INFORMATION ABOUT MARKET RISK...................33
     II.      QUALITATIVE INFORMATION ABOUT MARKET RISK....................33
   ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
   CONTROL PERSONS.........................................................33
     I.       DIRECTORS AND EXECUTIVE OFFICERS.............................33
   ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.........................35
   ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
   OR SUBSIDIARIES.........................................................35
   ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................35

PART II....................................................................35

   ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.....................35
   ITEM 15. DEFAULTS UPON SENIOR SECURITIES................................35
   ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY
   FOR REGISTERED SECURITIES...............................................35

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page i

                             NET-FORCE SYTEMS, INC.


PART III...................................................................36

   ITEM 17. FINANCIAL STATEMENTS...........................................36
     NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS,
     APRIL 30, 2001........................................................36
   ITEM 18. FINANCIAL STATEMENTS...........................................57

PART IV.  INDEX TO EXHIBITS................................................57

MATERIAL CONTRACTS.........................................................57

SIGNATURES.................................................................57

        EXHIBIT 3.1 Articles of Incorporation of Net-Force
        Systems Inc........................................................58
        EXHIBIT 3.2 Bylaws of Net-Force Systems Inc........................61
        EXHIBIT 3.3 Articles of Incorporation - Net-Force
        Entertainment Inc..................................................68
        EXHIBIT 3.4 Bylaws of Net-Force Entertainment Inc..................71
        EXHIBIT 10.1 Starnet Systems Inc. (formerly Softec
        Systems Caribbean Inc), Amendment to Software
        License Agreement..................................................78
        EXHIBIT 10.2 Government of Antigua and Barbuda
        Gaming License.....................................................95
        EXHIBIT 10.3 Sales and Marketing License Agreement.................98
        EXHIBIT 10.4 Antigua Online Gaming Wagering and
        Gaming Reseller Agreement.........................................109
































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page ii

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


PART I

ITEM 1.  DESCRIPTION OF BUSINESS

I.   BUSINESS DEVELOPMENT
     --------------------

A.   NET-FORCE SYSTEMS INC.
     ----------------------

Net-Force Systems Inc. was incorporated in March 1999 under the laws of Antigua and Barbuda as Net-Force Systems Inc. Our corporate website can be viewed on the World Wide Web at www.netforcesystems.com. Netforce Entertainment licenses
                  -----------------------
Internet gaming software that offers a variety of casino-style gaming options as well as an on-line sports wagering service, utilizing the rapidly expanding medium known as the Internet. Netforce Entertainment Inc. acts as the operating company for all business activities relating to the online gaming operations.

Netforce Entertainment Inc. has entered into a non-exclusive software agreement to license proprietary Internet casino software and systems from Starnet Systems International, a corporation domiciled in Antigua, West Indies. Starnet Systems International Inc. is a wholly-owned subsidiary of Starnet Communications International, Inc., a U.S. publicly traded corporation. Included in this software agreement is a contract between Netforce Entertainment Inc. and EFS Caribbean Inc., a secure online financial transaction processor, to collect and process revenues generated from our Internet gaming websites. The agreement with EFS Caribbean Inc. includes the payment processing fees, terms, and conditions (see Exhibit 10.1). Headquartered in Antigua, EFS Caribbean, Inc. is a wholly owned offshore subsidiary of Starnet Communications International Inc. In order to grow the customer database, Netforce Entertainment Inc. has entered into marketing agreements (also known as "Partners" or "Affiliates" or "Resellers"). An affiliate or marketing agreement is defined as being an agreement between Netforce Entertainment Inc. and Internet website operators that have established customer traffic. Affiliates direct traffic from their websites to Netforce Entertainments Inc.'s websites in exchange for a monthly commission starting at 25% of the net revenues generated from the affiliate's customer traffic. Special online tracking software provided by Starnet Systems tracks and accounts for an affiliate's customer activity on Netforce Entertainment's websites, and calculates net revenue upon which the commission is based. We currently have approximately 100 registered partners with marketing agreements in place. Agreements are consummated online by accepting the `terms and conditions' prior to completing the online registration form. Any reference to the term `master agreement' or `master license' should be defined as having a direct software license agreement with a software provider. We intend to engage in additional "master" software agreements with other online gaming software providers with the objective of offering a wide variety of online gaming and wagering products and services and also reducing our reliance on any single technology provider and/or software platform.

The Company, including our subsidiary, employs 4 full time persons on a contract as-needed basis. The individuals are either involved in developing and implementing a marketing strategy for us or are providing website maintenance and development and customer support.




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 3

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

On July 15, 1999, we signed a software licensing agreement with Softec Systems Caribbean Inc., later known as Starnet Systems International Inc., to launch and market a turnkey Internet Gaming website. On July 15, 1999, we issued a promissory note to Mountain High Management Inc. to borrow $495,000 at an interest rate of 15%. August 5, 1999 marked the date of incorporation of Netforce Entertainment Inc., wholly owned subsidiary of Net-Force Systems Inc., under the laws of Antigua and Barbuda. Netforce Entertainment Inc. acts as the operating subsidiary for the Internet Gaming web site operations.

The Internet Gaming website www.aogaming.com was initially launched in December
                            ----------------
of 1999 for testing purposes. During the months of January to March of 2000, we experienced some operating and design difficulties with the web-site and gaming software that prevented certain customers from depositing funds to play for real-money. As a result, we re-configured the software and re-designed the web-site for an official re-launch on April 7, 2000. The site functioned effectively from that date forward.

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

Netforce Entertainment Inc. currently maintains an international gaming website called Antigua Online Gaming located on the World Wide Web at www.aogaming.com.
                                                              ----------------
Netforce Entertainment Inc. has entered into agreements with software vendors, including, Starnet Systems International, Inc. for the rights to use its proprietary Internet gaming software, and with Electronic Financial Services Caribbean, Inc. for the use of its electronic financial conversion system in relation to the processing of credit cards. Electronic Financial Services Caribbean, Inc. is a wholly owned subsidiary of Starnet Communications International Inc. (see Exhibit 10.1). For specific terms and fees for payment processing under Electronic Financial Services Caribbean Inc., see Exhibit 10.1.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 4

                             NET-FORCE SYTEMS, INC.


Starnet Communications International Inc., a U.S. publicly traded corporation with operating subsidiaries in Antigua, West Indies, is in the business of licensing complete, customized Internet gaming systems to third-party offshore gaming license holders. Starnet Communications International Inc.'s wholly-owned subsidiary, Starnet Systems International, currently supports in excess of 20 such licensees operating worldwide and has endorsed Net-Force Entertainment as a master licensee. Domiciled in Antigua, Starnet Systems International Inc. provides customized software, website development and management on its network, custom database systems to manage player accounts, and technical support. Netforce Entertainment Inc. has entered into a software licensing agreement with Starnet Systems International Inc. (See Exhibit 10.1) whereby Starnet Systems International Inc. licenses certain Internet casino software to Netforce Entertainment Inc. and has developed the graphical front end of the gaming site in exchange for a one-time payment and an on-going percentage of the gross revenues from our website. (See Exhibit 10.1).

Starnet Systems International Inc. hosts our offshore subsidiary's websites, provides and maintains all computer hardware necessary for the operation of the websites, and provides a complete transaction processing system that allows players to make real-money deposits for use of the games. The computer hardware is maintained in Starnet Systems International Inc.'s offices and co-location facilities located in Antigua.

To ensure the security of funds transfers over the Internet, Netforce Entertainment, Inc. utilizes the services of Electronic Financial Services Caribbean, Inc. Electronic Financial Services Caribbean, Inc., also an Antigua corporation and wholly owned subsidiary of Starnet Systems International Inc., is in the business of securely converting electronic funds between financial institutions and other companies. Through alignments with major banks, Electronic Financial Services Caribbean Inc. processes conversions of worldwide currencies into "e-cash." Electronic Financial Service Caribbean Inc. utilizes Starnet Systems International Inc.'s proprietary STAR-MX encoding and processing technology to process tens of thousands of Internet credit card transactions per month.

The Starnet Systems International Inc. software license agreement allows us to pursue our objective of establishing ourselves as one of the leading providers of Internet gaming and sports wagering services. Through our subsidiary, Netforce Entertainment, Inc. we currently offer via the Internet up to 25 casino-style gaming opportunities, including baccarat, Japanese Pachinko, Chinese Pai Gow Poker, Blackjack and Video Poker as well as a variety of live betting lines on all of the world's major sporting events. The initial term of the master license is one year, renewable indefinitely unless we give the licensor written notice of termination of the license at least 45 days prior to the end of any one-year period.

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

Netforce Entertainment Inc. is fully licensed and regulated by the Antigua and Barbuda Free Trade & Processing Zone under clearly defined legislation in that sovereign nation. Netforce Entertainment Inc. has the added distinction of having acquired the "preferential seal of approval" status from the Antigua and Barbuda Free Trade and Processing Zone. We display this seal on the Gaming websites with an associated link to the Antigua and Barbuda Free Trade & Processing Zone website so that consumers (players) will be able to contact the Antigua regulatory authorities with any concerns, complaints and/or inquiries. This distinction further signifies that we have consented to and successfully

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 5

                             NET-FORCE SYTEMS, INC.


undergone intense scrutiny under the legislated due diligence requirements in Antigua. This mechanism provides the consumer (player) recourse to register any complaints with the Antigua regulatory body and instills credibility and confidence in the operator and the industry as a whole in that particular jurisdiction. Netforce Entertainment's primary casino and sportsbook gaming website is appropriately named Antigua Online Gaming, capitalizing on the recognized brand identity that Antigua has established as a result of becoming the hub of the Internet Gaming Industry. The websites' URLs can be found on the World Wide Web at www.aogaming.com, www.aocasino.com, and www.aosportsbook.com.
                  ----------------  ----------------      --------------------

Our policy for the gaming websites we oversee is to accept subscriptions only from persons over the age of 18 years and believed to reside in jurisdictions that are not explicitly known to expressly prohibit Internet gaming.

To date, our activities have included the market analysis, website development, acquisition of a gaming license, obtaining the software license from Starnet Systems Inc. and developing the general infrastructure necessary to fulfill our business objectives. The development and testing of our primary gaming website, www.aogaming.com, was completed and launched on April 7, 2000.
----------------

Through the software license acquired from Starnet Systems, we offer up to 25 virtual casino games and live sportsbook wagering on most of the world's major sporting events. Included with the software license is the procurement of an initial Internet gaming license, concept development and design of the Web based casino(s), all odds-making rules and regulations, complete graphical user interface with sophisticated visual and sound effects to create a total gaming experience, real time wagering, complete secure electronic funds transfer, retention and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities, administration and complete 24 hour per day, 7 days per week customer support services, ongoing customization of the websites, the monitoring of all funds flow, the hosting of server software, customization and server integration, the provision of credit card processing and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting.


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

     2. To enhance the Company's reach on the Internet and to accelerate market penetration on the Internet, Netforce Entertainment Inc. will focus on developing marketing agreements with `affiliates' or `partners' on an ongoing basis. This will ensure that a constant stream of Internet `traffic' and customers are driven to Netforce Entertainments Inc.'s casino web-sites.

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 6

                             NET-FORCE SYTEMS, INC.


          seek to acquire operations that present an opportunity for value creation through enhanced marketing and operational initiatives and synergies. This will further enhance the value of the Company's portfolio of Internet properties.

     4. Offer superior 24/7 customer support services to all of the playing customers that fall under the umbrella of Netforce Entertainment Inc.'s web site operations. This is essential to maintain and grow the customer database and to differentiate the Company's product offering in the market place. Customer service support for the websites is provided by Starnet Systems International Inc. through Electronic Financial Services Caribbean Inc. as a condition of the software agreement. Customer support representatives deliver 24-hour customer and technical support to deal with casino games problems, deposit and payment inquiries, system downtime problems, and general questions. Netforce Entertainment Inc. provides secondary customer support via e-mail dealing with marketing, special promotions, and customer retention programs. Customers cannot place wagers over the telephone with either of the above customer service options.

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

We note that the auditor's opinion contains a going concern statement as of the April 30, 2001 year-end audit (see Independent Auditor's Report, of the Audited Financial Statements for April 30, 2001, also see note 5 to the financial statements of the financial statements). Since April 30, 2001, we have taken and will continue to take the necessary steps to ensure ongoing viability of the business. Specifically, in order to reduce the total debt burden on the balance sheet to reduce the financial risk of our company, we intend to enter into a debt for equity swap agreement with the holder of the promissory note on the due date of July 13, 2001. In addition, management will focus on both growing the database of customers in a cost-effective manner by aggressively developing affiliate agreements to enhance revenue growth. To fuel further growth, we also plan to raise additional capital through a private placement equity issuance near the end of the current fiscal year 2002. However, there can be no assurance of this.


The Company's Services and Products
-----------------------------------

We have established websites, located on the Internet at www.aogaming.com,
                                                         ----------------
www.aocasino.com and www.aosportsbook.com, that offer a comprehensive
----------------     --------------------
interactive gaming service including a virtual casino and live online sportsbook wagering service. The websites are accessible to the general public, however only established customers or players are permitted to play the gaming opportunities offered for money. Established customers are defined as being customers who; have agreed to the online terms and conditions by affirming and submitting, have completed an online application (i.e. the "join" form) providing complete identity and address information, and have submitted via fax a photocopy copy of his/her credit card, signature, and identification to the customer service department of Electronic Financial Services Caribbean Inc. This procedure both verifies the identity of the customer and reduces risk of credit card fraud. Customers who wish to try the games for fun are not required to go through this procedure and are therefore not considered established customers.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 7

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

Starnet Systems International Inc.'s Internet gaming software currently allows for acceptance of account applications from all countries except Canada. It is our policy that in the event that we become aware that any country or jurisdiction by law expressly prohibits gaming activities over the Internet, we will block our services from being offered to such countries and/or jurisdictions. A list of countries from which we have accepted member subscriptions to date include Australia, France, Germany, United Kingdom, Italy, Greece, Spain, Mexico, Argentina, Switzerland, United States, Venezuela, The Netherlands, Singapore, Thailand, New Zealand, Brazil, Panama, Ukraine, Israel, China, India, Belgium, Austria, Sweden, Finland, and Turkey.

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

We completed the process of designing the interfaces between the players and the Starnet Systems International Inc. software for Antigua Online Casino and Sportsbook by March 2000. We have beta tested the website for ease of use, clarity and accuracy prior to officially launching the same on April 7, 2000. The gaming opportunities offered at the website have been designed, in conjunction with Starnet Systems International Inc. to evoke sights and sounds similar to a Las Vegas style casino. Computer graphics present the "lobby" of the casino, and consist of several menu items that the player can choose to enter. We include in these menu choices the various gaming rooms, including black jack, baccarat, slot machines, roulette and video poker. In addition, the player has the option to use the sports betting option to place bets on sports events taking place around the world. The players use the Windows format of commands to carry out the gaming activities. The websites also include special effects such as three-dimensional displays, sounds of cards shuffling, coins falling from virtual machines and other generally familiar background casino sounds. In addition to English, we also intend to offer players the ability to engage in the proposed gaming activities in such languages as Spanish, German, Japanese and Chinese or in whatever languages and/or ethnic identities as Management deems practical in order to facilitate worldwide expansion of its player base.

We intend to conduct continuing development of our websites (and such additional websites as we deem appropriate with varying themes and languages) and the products offered thereat in accordance with our players' demonstrated preferences, demographics, and the evolution of new technologies. Our goal is to utilize the Starnet Systems International Inc. software and such other software, which may be identified by us as useful in order to provide the players with gaming services, which is competitive, innovative and easy to use in the Internet gaming industry.




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 8

                             NET-FORCE SYTEMS, INC.


Marketing
---------

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

As of April 30, 2001, our office is located at Marble Hill, P.O. Box W-645, St. John's, Antigua, British West Indies. From these offices, the Company conducts all head office administrative activities. Also, from these offices, Netforce Entertainment Inc. conducts all marketing and customer support activities for the Internet Gaming sites that we oversee. The marketing program incorporates the following strategies to target its players:

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

On-Line and Traditional Advertising. We promote our brands through an aggressive
------------------------------------
marketing campaign using a combination of on-line and traditional advertising. We advertise on the websites of major Internet content and service providers, and targeted gaming-related websites. Our traditional advertising efforts include print advertising in major magazines and gaming related publications, and may also include radio advertising and television advertising. We have advertised in the past in the following publications: High Roller Magazine - Spring 2000 Special Issue, Time Magazine/Atlantic Edition, April 17, 2000, Special Advertising Section - World Focus: Antigua and Barbuda, Alaska Airlines In-Flight Magazine (scheduled flights to Las Vegas), April, June, and August 2000 Issues. We currently have no print advertising placed.

Direct Marketing. We use direct marketing techniques to target new and existing
-----------------
players with communications and promotions. We send a personalized e-mail newsletter to registered players that includes, recommendations based on demonstrated player preferences and prior usage.

Banner Advertisements. Banner advertisements are rectangular graphical/text
----------------------
images that can be positioned in various strategic places on Web pages and search engines on the Internet. When a potential player clicks on the banner advertisement, the player's Web Browser points the player to the advertiser's home page. We pay for such banner advertisements on a variety of Web pages and search engines, and participate in a banner exchange program. Examples of sites where the company has placed banners for the casino sites it oversees including www.football.com, www.basketball.com, www.tsn.com, www.rotonews.com,
----------------  ------------------  -----------  ----------------
www.rgtonline.com, casino and sports categories on www.about.com,
-----------------                                  -------------
www.gambling.net, as well as other gaming portal sites such as Wager Talk,
----------------
Wagerline, and Talk Sports. As of the current date, we have no banner advertising in place. We are focused on developing our webmaster/affiliate network base to drive Internet traffic and customers to our websites. We intend to continue to enter into agreements with Webmasters in which Webmasters agree to place our banner advertisements on their Web pages in exchange for a commission for each unique player who clicks through banners to our home page or for a percentage of the profits generated by the Webmaster.

Submissions to Search Engines. Potential players often learn about websites on
------------------------------
the Internet from listings on search engines. We have submitted its URL's and a brief description of its Internet casino gaming and sports wagering websites to various search engines so that our information is available to potential players who use search engines to locate Internet gaming sites. Examples of the search engines that the company's URLs have been submitted to include: www.yahoo.com,
                                                                -------------
www.altavista.com , www.lycos.com, www.dmoz.com, www.directhit.com,
-----------------   -------------  ------------  -----------------
www.euroseek.com, www.excite.com, www.looksmart.com, www.hotbot.com. The
----------------  --------------  -----------------  --------------
websites have also been submitted to the following Internet casino directories including but not limited to www.gamblingregistry.com, www.casinolocator.com,
                             ------------------------  ---------------------
www.casinoseek.com, www.gambling.com, and www.top100casinos.com. These
------------------  ----------------      ---------------------

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 9

                             NET-FORCE SYTEMS, INC.


Directories are centralized search tools for locating Web sites in a particular industry.

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

Development of Related Websites. We may design related websites such as a site
--------------------------------
containing tips on how to play certain casino games or a site providing interesting gaming news. We intend to design, develop, and promote a sports information portal site which will feature up-to-date sports information content including scores, statistics, news, headlines, and odds on all of the world's major sporting events. This site will be linked to the online sportsbook to generate traffic with the intention of enhancing revenues. Banner advertisements would then be placed on all pages of each related website to attract players to our Internet gaming and sports wagering websites.

Celebrity Endorsements. We intend to seek out a number of celebrities ranging
-----------------------
from film and television to sports professionals to endorse a website developed by us. The result of such celebrity endorsement would be to entice new players to establish accounts based on the endorsement of the chosen celebrity. To date, no such celebrity endorsements have been confirmed by us.

Distribution of a CD-ROM. We have, in conjunction with World Gaming, produced a
-------------------------
CD-ROM on which our casino games are contained. When an individual obtains the CD-ROM, they are able to play all our casino games without the necessity of wagering real money. This promotional idea is intended to give us the ability to distribute, to a large number and variety of potential players, quality examples of the services and products offered at its websites. Once a potential player plays the games offered for fun, we hope that the potential player may make an application on our websites and eventually play the same games for money. We intend to distribute such CD-ROM's by direct mail-outs, insertions in magazines, distributions through Internet Service Providers to their subscribers and distributions at tradeshows.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 10

                             NET-FORCE SYTEMS, INC.


destination. In recent months Las Vegas in particular has made strides in trying to upgrade the entertainment it offers. Major U.S. casino destinations are competing more for resort and vacation population than the average gambling client.

International Gaming Markets
----------------------------

Gaming outside of the U.S. and Canada is a mixture of active markets, large and small resort destinations, and strictly regulated, often state-run, operations. Asia and South Africa provide the most dynamic markets and opportunities for growth, with Latin America and the Caribbean also active in the gaming industry. Western Europe consists mostly of mature, state-controlled markets. In discussing the potential worldwide Internet Gaming market, it must be noted that we have not yet done business with all of the countries and jurisdictions discussed in the following International Market overview and we may never do business with more than the countries we have accepted member subscriptions from to date. For a list of countries from which we currently have registered members, see "The Companies Products and Services" section. Based on the Industry data table, the year 2001 projected industry revenue was $2.3 Billion. Assuming that for the April 30, 2001 year-ended fiscal period our total revenues will not exceed US$1 million, our current position in the worldwide market is approximately 0.043 of one percent.

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 11

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 12

                             NET-FORCE SYTEMS, INC.


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
----------------
Source:  Christian/Cummings Associates, Inc.

The popularity of Internet gambling is increasing as illustrated by the growth of gaming-related websites. Currently, it is estimated that more than 1,000 gambling websites are offered on the Internet, which Management estimates are owned by approximately 500 operators. With the current licensing of gambling websites by foreign governments and increased usage of Internet services, this market will continue to grow. It is estimated that almost 300 million people have used the Internet as of the year 2000. With casino gambling garnering public acceptance as a form of entertainment and Internet usage increasing, every personal home computer now has the capacity to become a "cybercasino." According to Datamonitor, the market size estimates for Internet gambling are that it will grow to more than $10.0 billion by 2002.

The offshore wagering industry is flourishing and, particularly since everyday sports betting is common in countries such as Great Britain, much of the traffic is generated by Americans. See Marc Falcone, Bear, Stearns & Co., Gaming Industry 12 (Mar. 2001). In 2000, an estimated $1.5 billion was wagered on the Internet, of which approximately $553.3 million was wagered on sporting events, and those amounts are estimated to have nearly doubled in 2001; the number of websites that offer wagering is now believed to be 1,200 to 1,400, half of which have appeared in just the last year. See Falcone, supra, at 6, 48. In Antigua and Barbuda alone, there are more than 50 on-line sportsbooks in current operation, see http://www.tbwsport.com/bookmakers/america.html, and more than 50 jurisdictions all over the world license and regulate sports betting websites and wagering operations. See Mike Brunker, On-Line Gambling Goes Global, MSNBC, Apr. 10, 2001, at http://www. msnbc.com/news.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 13

                             NET-FORCE SYTEMS, INC.


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


V.   COMPETITION
     -----------

The online commerce market is new, rapidly evolving and intensely competitive, and we expect that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. Management estimates that there are over 1,500 online gaming and related sites in operation today with potentially thousands more "affiliate" sites. . However, the majority of these sites do not produce substantial revenues as compared to the established, brand name sites, whose operators have invested heavily in their marketing, affiliate, and customer service programs to continuously increase their customer bases and maximize customer retention. Some of the more established Internet Gaming sites that provide similar gaming services as Netforce Entertainment's web sites and that the Company has identified as its competitors include http://globalinteract.com, http://www.intertops.com/, http://www.playersonly.com/,
-------------------------  ---------------------------
http://www.casinoonnet.com/, http://www.goldclubcasino.com/,
---------------------------  ------------------------------
http://www.intercasino.com/, http://www.englishharbourcasino.com/,
---------------------------  ------------------------------------
http://www.usacasino.com/, http://www.thesandscasino.com/,
-------------------------  ------------------------------
http://www.betonsports.com/, http://www.sportingbet.com/, http://www.wwts.com/,
--------------------------   ---------------------------  --------------------
and http://www.poker.com/.
    ---------------------

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 14

                             NET-FORCE SYTEMS, INC.


VI.  RISKS
     -----

A.   RISKS RELATED TO THE BUSINESS
     -----------------------------

Limited Operating History. We have limited operating history. Since
--------------------------
incorporation on March 1, 1999, we have expended substantial resources on technology, license fees, website development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. We officially launched our casino web site operations on April 7, 2000, therefore we have limited recorded revenues to period-ended April 30, 2000. We anticipate losses will continue to increase from current levels because we expect to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the websites; the expansion of service offerings and website content; and development of relationships with strategic business partners. The recorded loss for the fiscal period-ended April 30, 2001 was $484,587. Cumulative Losses from inception at March 1, 1999 to date at April 30, 2001 are $888,456.

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

No Assurance of Profitability. Our business is speculative and dependent upon
------------------------------
the acceptance of our websites and the effectiveness of our marketing program. Our only assets will be the offshore Internet gaming websites, some administrative office furniture and equipment and the revenues derived from the websites. There can be no assurance that our Internet gaming and sports wagering websites will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

Failure to Respond to Change. If we face material delays in introducing new
-----------------------------
services, products and enhancements, customers may forego the use of our services and use those of competitors. To remain competitive, we must continue to enhance and improve the functionality and features of the websites. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, the existing websites, technology and systems may become obsolete. To develop the websites and technology entails significant technical and business risks. We may use new technologies ineffectively or may fail to adapt the technology to meet customer requirements or emerging industry standards.

Intellectual Property Claims. Other parties may assert infringement or unfair
-----------------------------
competition claims against the Company. We cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 15

                             NET-FORCE SYTEMS, INC.


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

Online Commerce Risks - Reliance on Starnet Systems International Inc. Concerns
----------------------------------------------------------------------
over the security of transactions conducted on the Internet and other on-line services as well as user's desires for privacy may also inhibit the growth of gaming and wagering on the Internet. The activities of the Company are expected to involve the storage and transmission of proprietary information, such as credit card numbers and other confidential information. Any such security breaches could damage our reputation and expose us to a risk of loss, litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is dependent on Starnet Systems International Inc. for its software and the hosting of its websites.

Businesses on the Internet are subject to the risk of credit card fraud and other types of theft and fraud perpetrated by "hackers" and on-line thieves. Credit card companies may hold merchants fully responsible for any fraudulent purchases made when the signature cannot be verified. Although credit card companies and others are in the process of developing anti-theft and anti-fraud protections, and while the Company itself will continually monitor this problem, at the present time the risk from such activities could have a material adverse effect on us. A party who is able to circumvent our security measures could misappropriate confidential information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. If a compromise of our security were to occur, or if Starnet Systems International Inc.'s software or website hosting fails, there could be a material adverse effect on our business, financial condition and the results of operations.

Lack of Consumer Confidence. Concerns that a virtual casino's odds can be easily
----------------------------
and arbitrarily manipulated may deter customers from using our website. There can be no assurance that we will be able to instill customer confidence in and alleviate negative perceptions about Internet gaming. If our efforts are unsuccessful, it could have a material adverse effect on our business, financial condition and the results of operations.

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

Potential for indebtedness. There is no assurance that we will not incur debt in
---------------------------
the future, that it will have sufficient funds to repay its indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. As of the period ended April 30, 2001, the total

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 16

                             NET-FORCE SYTEMS, INC.


outstanding long term indebtedness is $178,596. Total liabilities are $952,150, comprised of $773,554 in current liabilities and $178,596 in long term debt.

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

Dependence on Key Personnel. Our success is substantially dependent on the
----------------------------
performance of our executive officers and key employees. Given our early stage of development in the Internet gaming business, we are dependent on our ability to retain and motivate high quality personnel. Although we believe we will be able to attract, retain and motivate qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance our services. The loss of one or more of our employees or our inability to hire and retain other qualified employees could have a material adverse effect on the Company. Currently, we identify Mr. Terry G. Bowering, President and Chief Executive Officer, as a key person, as he is involved in the direction of all aspects of the daily operations of the Company. Mr. Bowering does not have an employment contract in place, nor is there any key person insurance on himself. We also depend on Mr. Clint Jendyk, Director of Website Design and Development, and Mr. Richard Pestes, Internet Marketing Consultant. We have not entered into any employment or management contracts with our employees nor do we maintain "key-person" insurance of any kind. (See "MANAGEMENT").

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

Liabilities. We have liabilities to affiliated and unaffiliated lenders. As at
------------
April 30, 2001, our total amount of liabilities is $952,150. Current liabilities to unaffiliated lenders (accounts payable) consist of accrued wages payable, International telephone and Internet service payable to Cable and Wireless Telecommunications Company, and fees payable to Pannell Kerr Forster for accounting and auditing services. The promissory note and accrued interest payable of $576,707 account for 74.6 % of current liabilities. Customer account deposits account for $73,828 or 9.54 % or of total current liabilities. These liabilities represent fixed costs, which are required to be paid regardless of the level of profitability experienced by us. There is no assurance that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from players, employees, suppliers or others because of the nature of our business. Litigation could cause us to incur substantial expenses and, if cases are lost, judgments and awards could add to the Company's costs.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 17

                             NET-FORCE SYTEMS, INC.


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

Inability to Acquire Domain Names. We may be unable to acquire or maintain Web domain names relating to the brand in the jurisdictions in which management may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our websites. We currently hold the www.aogaming.com, www.aocasino.com and www.aosportsbook.com domain
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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 18

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 19

                             NET-FORCE SYTEMS, INC.


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

March 4, 1998 marked the first federal prosecution for gambling on the Internet as 21 American gambling site operators were charged with conspiring to illegally transmit bets over the Internet and the telephone. The men were owners or managers of eight Caribbean and Central American-based companies that accepted telephone and Internet wagers on sporting events. The individuals were charged with felonies under the Wire Act, which explicitly prohibits placing sports wagers over State lines via telephone wire. However, the Wire Act does not directly identify or address the use of the Internet with its logistical factors including the question of global borders and jurisdiction as it relates to where a wager is actually received and/or processed. The common factor in all of the operators indicted was the fact that all were clearly directly accepting and booking sports wagers via telephone lines from the U.S. Only one of these indictments resulted in a trial. Jay Cohen took the matter to trial and was convicted of seven counts of violating the Wire Act and one count of conspiracy. Mr. Cohen received a $5,000 fine and a 21-month prison sentence. Mr. Cohen has appealed this decision.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 20

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 21

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 22

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


VIII.  DISCLOSURE
       ----------

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we intend to be an electronic filer and as such, all items filed by us are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. We also maintain an Internet site, which contains information about the Company. This site is available at http://www.netforcesystems.com.
------------------------------


ITEM 2.  DESCRIPTION OF PROPERTY

The Company currently occupies the home office of CEO Terry G. Bowering, located at Marble Hill, St. John's, Antigua, West Indies. This office houses our operations including workstations for four individuals engaged in customer support, production, marketing, website development, and accounting, and administration functions. All gaming transaction servers website hosting facilities are physically housed and maintained by Starnet Systems International Inc.'s co-location facilities in Antigua.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 23

                             NET-FORCE SYTEMS, INC.


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


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this annual return. A change of auditors occurred on October 25, 2000. Our initial auditors, Pannel Kerr Forster of Antigua, agreed to transfer the audit file to HJ & Associates, L.L.C., independent auditors, of Salt Lake City, Utah, U.S.A.


EXPERTS

The consolidated financial statements of Net-Force Systems Inc. as at April 30, 2001and April 30, 2000, appearing in this annual return have been audited by HJ & Associates L.L.C. with head offices in Salt Lake City, Utah, U.S.A., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our Common Stock as of April 30, 2001 by (i) each person who is known to us to own beneficially more than 5% of our outstanding Common Stock,
(ii) each of our directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

Name and Address                         Amount and Nature         Percent
of Beneficial Owner                      of Beneficial Owner (1)   of Class
--------------------------------------------------------------------------------
Terry G. Bowering*                       4,400,000                  58.7%
Marble Hill.                             beneficial owner (2)
P.O. Box W-645
St. John's, Antigua, West Indies
*Chairman,/President/Chief Executive
Officer

Terry G. Bowering*                       500,000                     6.7%
C/o High Street & Corn Alley             beneficial owner (3)
P.O. Box 1679
St. John's, Antigua, West Indies

Dwight Lewis, Director                   50,000                     0.7 %
Cassada Gardens
P.O. Box W-386
St. Johns, Antigua West Indies

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 24

                             NET-FORCE SYTEMS, INC.


Douglas N. Bolen                         500,000                     6.7%
Suite #2103-1188 Quebec Street           beneficial owner (4)
Vancouver, B.C.
Canada

Greg Hurd                                500,000                     6.7%
P.O. Box 612, Times Sq.                  beneficial owner (5)
Providenciales
Turks and Caicos Islands

Jean-Claude Roder                        500,000                     6.7%
54 Route Des Acacias                     beneficial owner (6)
1227 Carouge-Geneva
Switzerland

M. Dierkes                               500,000                     6.7%
Oscar Espla 14 - Apt. 31                 beneficial owner (7)
03580 Alfazdel Pi-Albir (ALC)
Spain

Alfred Peeper                            500,000                     6.7%
Mensinge 72                              beneficial owner (8)
1083 HG Amsterdam
Netherlands

Total shares outstanding 7,500,000                                   100%
--------------------------------------------------------------------------------
(1) No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
(2) Geneva Overseas Holdings Ltd., of which Terry G. Bowering is beneficial owner, enjoys legal ownership of said securities.
(3) JPKT Metro Investment Corporation, of which Terry G. Bowering is beneficial owner, enjoys legal ownership of said securities.
(4) BRF Family Trust of which Douglas N. Bolen is beneficial owner, enjoys legal ownership of said securities.
(5) Atkins Financial Ltd., of which Greg Hurd is beneficial owner, enjoys legal ownership of said securities.
(6) Shanghai Ltd., of which Jean-Claude Roder is beneficial owner, enjoys legal ownership of said securities
(7) Solinvest Group Ltd., of which M. Dierkes is beneficial owner, enjoys legal ownership of said securities.
(8) Multiasian Venture Ltd. Hong-Kong, of which Alfred Peeper is beneficial owner, enjoys legal ownership of said securities.

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


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) There are no governmental laws, decrees, or regulations in Antigua and Barbuda under the "Act" that restrict the export or import of capital of the registrant as an exempt corporation under the "Act". Section 280 of The International Business Corporations Act, 1982, Antigua and Barbuda, states the following with respect to exchange controls:



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 25

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 26

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

SUMMARY OF OPERATIONS (audited)
Stated in US Dollars                       2001           2000           1999
                                           ----           ----           ----
Sales                                   318,490          1,399           -
Gross Profit                            100,721            (78)          -
Loss from operations                   (406,798)      (355,681)        (6,493)
Other Income and Expenses               (77,799)       (41,685)          -
Net Loss                               (484,597)      (397,366)        (6,493)
Basic Loss Per Share                      (0.07)         (0.05)         (0.00)
Weighted Average Number of Shares     7,171,233      8,500,000      5,899,999

Total Assets                            269,194        221,512         33,507
Total Current Liabilities              (773,554)        39,181          4,500
Long Term Debt                         (178,596)       550,690           -
Total Liabilities                      (952,150)       589,871          4,500
Common Stock                              7,500          8,500          8,500
Paid in Capital                         198,000         27,000         27,000
Accumulated deficit                    (888,456)      (403,859)          -
Total Stockholders Equity              (682,956)      (368,359)        29,007
Total Liabilities and Shareholders
 Deficit                                269,194        221,512         33,507


Eastern Caribbean and US Dollar Exchange Rates
----------------------------------------------


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 27

                             NET-FORCE SYTEMS, INC.


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

Analysis of Operations for fiscal period-ended April 30, 2001. The most significant changes in operations in the twelve-month period-ended April 30, 2001, as compared to the previous fiscal period were realized in the areas of sales, advertising and marketing expenditures, interest expense, and salaries and wages. The casino website has now operated for a full year. Given that the launch of casino website operations with real-money deposits and wagers officially commenced on April 7, 2000, the most significant change for the fiscal period-ending April 30, 2001 was the increase in sales from $1,399 in previous period to $318,490 for twelve-month period-ended April 30, 2001. Income before expenses for the period was $114,371 compared to $13,927 in previous fiscal period. We expect to experience a higher cost of sales and therefore lower margins in the early stages of development of the casino website operations due to aggressive deposit incentive and bonus credit promotions designed to generate new customer signups to establish a base of active customers. As well, aggressive affiliate commissions paid to further generate new customers also contribute to cost of sales. Advertising and marketing expenditures combined for fiscal year 2001 increased from $147,283 to $238,384, a 62% increase. This was due to the fact that the casino website has now operated for a full year. Interest expense on the promissory note was $78,495 for the period, a 41% increase over the previous period. The promissory note was issued on July 15, 1999, therefore interest expense in previous fiscal period was accrued for only nine months of the twelve-month period. Salaries and wages declined by 52% for the period from $93,616 to $44,814. This decline in salaries and wages was due to our decision to reduce four clerical staff members during the period. These reductions in staff did not adversely affect operations. Professional fees increased from $21,527 to $46,219 for the period, a 115% increase. We fully expect that professional fees will decline going forward as legal opinions and expenses, along with consulting fees necessary to organize and establish the operations in the early stages of development will not be required in the future. Reported total net loss for the period was $484,597, a 22 % increase over the loss from the previous fiscal period. This increased loss was due to the fact that substantial resources were necessarily allocated to launch and establish the casino website in its first full year of operation.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 28

                             NET-FORCE SYTEMS, INC.


Revenue Generation Process. Revenues for the Company are generated each time a customer makes a wager on the website. Net monthly revenues are calculated as the total dollar amount wagered by customers in the virtual casino and/or the sportsbook wagering website less winnings by customers in the virtual casino and/or sportsbook wagering website for a given calendar month. The software royalty fee and transaction processing fees are included in the cost of sales. Transaction processing fees consist of credit card discount fees of 5.50 % per deposit, $1.60 per transaction, $5.00 fee for each check processed, and a $25.00 fee to process each credit card chargeback. As well, deposit bonus credits used to encourage customer deposits are also included in cost of sales. See Exhibit 10.1, Software License Agreement, Section 2.3 Financial Transactions, and Schedule A.

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

Actual payments made by Netforce Systems Inc. to Softec Systems to date consist of a deposit of US$10,000.00 upon the signing of the software agreement. This payment was the first installment of the total US$100,000.00 one-time software set-up and configuration fee. The balance of payments as detailed in the software agreement called for the balance of US$90,000 to be paid in monthly installments @ US$10,000 until fully paid. The payment schedule for the software was to have commenced on the date of `live' operations and the design and

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 29

                             NET-FORCE SYTEMS, INC.


testing of the gaming website is complete and the first deposit received. The date was April 7th, 2000. On September 6, 2000, the balance payable of $90,000 was negotiated and adjusted to zero payable as a result of a compensation agreement to cover early software configuration difficulties delaying the planned launch date of the casino website in early 2000. See Exhibit 6.1, Amendment to Software License Agreement.

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

     3.   Payment Processing Agreement: Section 2.3.1 of the software agreement
          ----------------------------
          states: "Softec shall provide a transaction processing system that will allow the licensee's customers to deposit funds for use of the Games (the "Transaction Processing System").". Deposits are made electronically by Visa or Mastercard credit cards and by other methods such as bank wire transfer and bank draft. This transaction processing system is provided by Electronic Financial Services Caribbean Inc., wholly owned subsidiary of World Gaming. Electronic Financial Service Caribbean, Inc. will also facilitate payouts of winnings for the licensee by processing credits to credit cards and by bank draft.

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

The only significant trends in expenditures in this industry of note, relate to marketing expenditures and its direct relationship with net revenues generated. Marketing expenditures are a variable cost, so it is anticipated that as these expenditures are increased revenues will respond as a direct result, further enhancing the company's liquidity. It is important to note that the revenues generated are entirely of a cash nature as no credit is extended to customers. Therefore since there are no customer receivables generated of a material nature, there is no need to establish an allowance for doubtful accounts. Any accounts receivable carried on the balance sheet consists of monthly net revenues payable by Electronic Financial Services Caribbean Inc. and Starnet Systems. Typically net revenue is due and payable at month-end but not actually paid until the 15th of the following month. As was stated in the previous paragraph, EFS Caribbean Inc., the credit card transaction processor, maintains a 10% rolling reserve hold on credit card deposits on behalf of the company. These reserved funds are released after a 180-day period on a monthly rolling basis.


B.   Operations for the Next Twelve Months
     -------------------------------------

Our primary on-line wagering website, www.aogaming.com, went live on the Internet on April 7th, 2000. Since that time, the Web site has gone through several changes, re-designs, and upgrades as management had deemed necessary as a result of evolving customer needs and competitive influences. We intend to hire additional product, marketing, website and graphic design personnel over the next twelve months as is deemed necessary by management. From customer feedback data obtained from the websites during the first twelve to fifteen months of operations, we plan to make adjustments to the operations as is deemed necessary by management. We intend to impose tighter controls on administrative expenses that will positively affect future operations by allowing us to

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 30

                             NET-FORCE SYTEMS, INC.


re-invest the additional cashflow into advertising and marketing strategies to further drive growth and ultimately, profitability.

Management believes that the reduction of the total debt burden as cited above combined with existing cash resources and ongoing revenues from operations will enable the Company to meet its financial obligations for the next 12 months. No assurance can be given that revenues from gaming activities and/or any proposed secondary revenues will enable us to meet our financial obligations. As such, we may solicit and arrange for additional debt financing from private arm's length lenders in the event existing financing and revenues do not meet our financial obligations. In addition, we may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of existing financing, expected revenues from operations and additional debt and/or equity financing is intended to provide us with sufficient operating capital for a period of approximately two years.

C.   Balance Sheet Data
     ------------------

                                         At April 30, 2001    April 30, 2000
                                         -----------------    --------------
Total Assets                                  269,184             221,512
Shareholders' Equity (deficit)               (682,956)           (368,359)

D.   Liquidity and Capital Resources
     -------------------------------

Funding for the next year will be derived from current cash resources and expected revenues from ongoing operations. However, to fuel the growth of the company through the funding of marketing expenditures, we may seek further funding in the form of a promissory note combined with the issuance of additional stock from our treasury. The company anticipates revenues from operations will provide sufficient cash flow to supplement existing current cash resources to allow the company to adequately cover all overhead expenses over the balance of the calendar year 2001. Because of the very nature of the Internet, our company operates and delivers its service with relatively low fixed overhead costs. The material variable cost factor is marketing expenditures, which in turn drives revenues.

A number of significant events have transpired since April 30, 2001 that have a positive impact on the liquidity and capital resources of our company. An agreement was reached whereby the promissory note issued by Netforce Systems, Inc. to Mountain High Management, Inc. on July 15, 1999, was swapped for equity. IFG Investments, Inc. reached an agreement with Mountain High Management, Inc. to purchase the note at a discount. IFG then approached Netforce Systems, Inc. with a proposal to convert the note to equity. On September 15, 2001, under an agreement between the company and IFG Investments, Inc., the principal plus accrued interest on the note was converted to equity at a value of $0.10 per share. Also on September 15, 2001, Net-Force Systems Inc. entered into an agreement with Geneva Overseas Holdings Ltd. to convert the principal and accrued interest of its related party shareholder loan to equity at a share value of $0.10 per share. In addition, on September 15, 2001, Net-Force Systems Inc. converted a loan payable to Low Tide Investments Inc. to equity at a value of $0.10 per share. We believe that these transactions substantially increases our liquidity and reduces the financial risk for our company by effectively eliminating the long-term debt on our balance sheet. (See Financial Statements, note 5-Material Events).

Initially, the software license fee agreement booked on the balance sheet as a current payable, (net payable = $90,000), was payable in monthly installments of US$10,000 per month until the balance of $100,000 was fully paid. The first payment of the balance was to commence 90 days from the date of commencement of live operations. As stated, on September 6, 2000, we negotiated an agreement to have the balance of payments due waived as compensation for the failure of its software provider (Starnet Systems International), to deliver on promised software upgrades and support services.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 31

                             NET-FORCE SYTEMS, INC.


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

Capital expenditures for software consisted of an initial payment of US$10,000.00 was paid upon execution of the agreement on July 31, 1999 leaving a balance of US$90,000.00 payable in monthly installments of $10,000 until the balance was fully paid. The total commitment for casino gaming software was a US$100,000 one-time software set-up and configuration fee payable to Starnet Systems International (formerly Softec Systems). These payments were to commence upon completion of the configuration/design of the software and commencement of live operations. On April 7, 2000, the casino Web site operations officially went `live'. No monthly payments for the software under this arrangement were made after commencement of operations. On September 6, 2000, the balance payable was negotiated and adjusted to zero payable as a result of a compensation agreement to cover early software configuration difficulties delaying the planned launch date of the casino website in early 2000. See exhibit 10.1, Amendment to Software License Agreement.

F.   Material Commitments for Resources
     ----------------------------------

As already stated, the only material commitment of resources anticipated over the next year will be marketing expenditures. Being a variable cost, marketing and advertising expenses are controlled by management. There will be no additional material capital expenditures necessary over the next year.

Given that the product delivery process utilizes the Internet, overhead expenses are kept at a minimal level, as an increase in customer base and revenues does not necessarily require incremental investment in personnel or equipment. The customer service function and transaction processing system; as well as web-hosting costs are absorbed by Starnet Systems as outlined in the software agreement. After the one-time set-up fee is accounted for, the cost of the software to the company on an ongoing basis is a variable cost (percentage of monthly net revenues).

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

H.   Year 2000 Risks and Compliance
     ------------------------------



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 32

                             NET-FORCE SYTEMS, INC.


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

     Not Applicable

II.  QUALITATIVE INFORMATION ABOUT MARKET RISK

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

DOB:  August 30, 1960 (Age 41)    Regina, Saskatchewan, Canada

Terry G. Bowering, B.Admin, M.B.A.

Mr. Bowering brings over fifteen years of experience in business management. Mr. Bowering has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. From January 1998 until his resignation June 20, 1999, Mr. Bowering was Vice President, Offshore Operations for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Described as being the "Microsoft of Internet Gaming", Starnet Communications International, Inc., is one of the world's leading Internet Gaming Software providers. Mr. Bowering was instrumental in establishing and developing offshore operations and foreign government relations for World Gaming in Antigua and for establishing worldwide offshore banking relationships in concert with the corporate development of World Gaming's subsidiaries, Electronic Financial Services Caribbean Inc. and its group of International companies. Mr. Bowering has been interviewed and quoted in the International press including FOX TV, COMPUTER WORLD MAGAZINE, SHIFT MAGAZINE, TIME MAGAZINE (Atlantic Edition), and ESPN, specifically on the subject of offshore Internet Gaming. From 1996 to 1998, Mr. Bowering was an Investment Advisor, Vancouver office, with Levesque Securities Inc., a major Canadian brokerage firm. From May 1992 to June 1996, Mr. Bowering was a financial analyst with the Asset Management Group Dept. of Crown Life Insurance in Regina, Saskatchewan, Canada.

Mr. Bowering holds a Bachelor of Administration in Finance from the University of Regina, and a Master of Business Administration with a concentration in Strategic Management from the University of Saskatchewan. Mr. Bowering resides in Antigua, West Indies.

Mr. Bowering was appointed to the above positions on March 1, 1999 to serve until his successor has been elected and qualifies.




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 33

                             NET-FORCE SYTEMS, INC.


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


II.   FAMILY RELATIONSHIPS
      --------------------

Among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers, no family relationship exists.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 34

                             NET-FORCE SYTEMS, INC.


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


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

In the fiscal years ended April 2000 and April 2001, our Chairman, President and Chief Executive Officer, Terry G. Bowering, received a salary of $52,000 and $38,000, respectively. Mr. Douglas Bolen, acting as Secretary and Director, received an annual salary of $18,000 beginning during the fiscal year ended April 2000 as well as in the fiscal year ended April 2001. Mr. Bolen resigned as a Director on October 26, 2000. In the current fiscal year, Mr. Bowering is not receiving a salary but is reimbursed for business travel expenses. Currently, no other Directors or Officers are receiving a salary. The members of our Board are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members.

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


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A related party transaction took place between Geneva Overseas Holdings Ltd. and Net-Force Systems Inc. Geneva Overseas Holdings Ltd. is controlled by the President of Net-Force Systems Inc., Mr. Terry G. Bowering. As of April 30, 2001, Geneva Overseas Holdings Ltd. has provided a total of $178,596 in shareholder loans to Net-Force Systems Inc. We are not aware of any other transactions or proposed transactions in respect of which we were or are to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.


PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not Applicable


ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not Applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 35

                             NET-FORCE SYTEMS, INC.


PART III

ITEM 17.  FINANCIAL STATEMENTS

i.       NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001



NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001




















                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2001 and 2000



















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 36

                             NET-FORCE SYTEMS, INC.







                                 C O N T E N T S


Independent Auditors' Report.............................................. 3

Consolidated Balance Sheet................................................ 4

Consolidated Statements of Operations..................................... 6

Consolidated Statements of Stockholders' Equity (Deficit)................. 7

Consolidated Statements of Cash Flows..................................... 8

Notes to the Consolidated Financial Statements........................... 10

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 37

                             NET-FORCE SYTEMS, INC.






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



HJ & Associates, LLC
Salt Lake City, Utah
January 2, 2002

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 38

                             NET-FORCE SYTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                           Consolidated Balance Sheets


ASSETS

                                                                  April 30,
                                                   --------------------------------------
                                                         2001                 2000
                                                   -----------------    -----------------

CURRENT ASSETS

   Cash                                            $          33,292    $         131,269
   Accounts receivable, net                                    9,805                    -
   Reserves and deposits with credit card
    processors (Note 8)                                       30,858                    -
   Prepaid expenses                                                -               34,698
   Gaming license (Note 10)                                   91,667                    -
   Other current assets                                            -                2,593
                                                   -----------------    -----------------

     Total Current Assets                                    165,622              168,560
                                                   -----------------    -----------------

PROPERTY AND EQUIPMENT (Note 2)                               26,551               40,891
                                                   -----------------    -----------------

OTHER ASSETS

   Player deposits (Note 9)                                   73,828                    -
   Deposits                                                    3,193               12,061
                                                   -----------------    -----------------

     Total Other Assets                                       77,021               12,061
                                                   -----------------    -----------------

     TOTAL ASSETS                                  $         269,194    $         221,512
                                                   =================    =================











              The accompanying notes are an integral part of these
                       consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 39

                             NET-FORCE SYTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                  April 30,
                                                   --------------------------------------
                                                         2001                 2000
                                                   -----------------    -----------------
CURRENT LIABILITIES

   Accounts payable                                $          42,400    $          37,157
   Accrued expenses                                           24,351                    -
   Interest payable - related party                            4,243                    -
   Interest payable                                           81,707               55,690
   Stock subscription payable                                 50,000                    -
   Player deposits (Note 9)                                   73,828                    -
   Current portion note payable - related party
    (Note 3)                                                   2,025                2,024
   Current portion notes payable (Note 4)                    495,000                    -
                                                   -----------------    -----------------

     Total Current Liabilities                               773,554               94,871
                                                   -----------------    -----------------

LONG-TERM DEBT

   Note payable - related party (Note 3)                     128,596                    -
   Notes payable (Note 4)                                     50,000              495,000
                                                   -----------------    -----------------

     Total Long-Term Debt                                    178,596              495,000
                                                   -----------------    -----------------

     Total Liabilities                                       952,150              589,871
                                                   -----------------    -----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares
    authorized of $0.001 par value,
    zero issued and outstanding                                    -                    -
   Common stock: 100,000,000 shares
    authorized of $0.001 par value,
    7,500,000 and 8,500,000 shares
    issued and outstanding, respectively                       7,500                8,500
   Additional paid-in capital                                198,000               27,000
   Accumulated deficit                                      (888,456)            (403,859)
                                                   -----------------    -----------------

     Total Stockholders' Equity (Deficit)                   (682,956)            (368,359)
                                                   -----------------    -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                              $         269,194    $         221,512
                                                   =================    =================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 40

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 41

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 42

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 43


                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 44

                             NET-FORCE SYTEMS, INC.


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

                                                      For the                       From
                                                   Years Ended                  Inception on
                                                    April 30,                  March 1, 1999
                                    ---------------------------------------   Through April 30,
                                           2001                 2000                1999
                                    ------------------   ------------------  ------------------
          Basic loss per share:

          Numerator - net loss      $        (484,597)   $        (397,366)  $          (6,493)
          Denominator - weighted
           average number of
           shares outstanding               7,171,233            8,500,000           5,899,999
                                    ------------------   -----------------   -------------------

          Loss per share            $           (0.07)   $           (0.05)  $          (0.00)
                                    ==================   ==================  ===================

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 45

                             NET-FORCE SYTEMS, INC.


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

          Property and equipment consists of the following:

                                                        April 30,
                                            --------------------------------
                                                 2001              2000
                                            --------------    --------------

          Vehicles                          $        3,704    $            -
          Computer equipment                        19,450            19,550
          Computer software                         10,000            10,000
          Office furniture and equipment             6,274             8,101
          Leasehold improvements                         -             9,668
          Accumulated depreciation                (12,877)            (6,428)
                                            -------------     --------------

          Net Property and Equipment        $       26,551    $       40,891
                                            ==============    ==============

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 46

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 47

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 48

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 49

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 50

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 51

                             NET-FORCE SYTEMS, INC.


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
                                                           ==============  ==============

          The following is a summary of the future maturities of the long-term debt-related party:

                                                   For the
                                                 Year Ended
                                                  April 30,
                                                ------------

                                                     2002       $      2,025
                                                     2003             68,596
                                                     2004             60,000
                                                     2005                  -
                                                                ------------

                                                                $    130,621
                                                                ============

          Interest expense for the years ending April 30, 2001, 2000 and 1999 was $4,243, $-0- and $-0-,respectively.

NOTE 4 -  NOTES PAYABLE

                                                                                        April 30,
                                                                             -------------------------------
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
                                                                             ==============   ==============

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 52

                             NET-FORCE SYTEMS, INC.


                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 4 -  NOTES PAYABLE (Continued)

          The following is a summary of the future maturities of the long-term debt:

                                                     For the
                                                   Year Ended
                                                    April 30,
                                                   -----------

                                                      2002       $      495,000
                                                      2003                    -
                                                      2004               50,000
                                                      2005                    -
                                                                 --------------

                                                                 $     545,000
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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 53

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 54

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 55

                             NET-FORCE SYTEMS, INC.


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

          Office lease
          ------------

          On August 1, 2001, the Company signed a one-year lease agreement for office space. This lease runs through July 3, 2002. The monthly rental amount is $629. Minimum future lease payments on this lease are as follows:

                                                   For the
                                                Year Ended
                                                   April 30,        Amount
                                               -------------    --------------

                                                     2002       $        5,661
                                                     2003                1,887
                                                                --------------

                                                   TOTAL        $       7,548
                                                                ==============

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 56

                             NET-FORCE SYTEMS, INC.


ITEM 18.  FINANCIAL STATEMENTS

Not Applicable


PART IV.  INDEX TO EXHIBITS

Exhibit 3.1       Articles of Incorporation of Net-Force Systems Inc.
Exhibit 3.2       Bylaws of Net-Force Systems Inc.
Exhibit 3.3       Articles of Incorporation - Net-Force Entertainment Inc.
Exhibit 3.4       Bylaws of Net-Force Entertainment Inc.


Material Contracts
------------------
Exhibit 10.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc), Amendment to Software License Agreement
Exhibit 10.2      Government of Antigua and Barbuda Gaming License
Exhibit 10.3      Software and Marketing License Agreement
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

Date:    April 12, 2002


          /s/ "Dwight Lewis"
         ----------------------------------------------------
         Dwight Lewis, Director










--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 57

                             NET-FORCE SYTEMS, INC.


EXHIBIT 3.1 Articles of Incorporation of Net-Force Systems Inc.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 58

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 59

                             NET-FORCE SYTEMS, INC.


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


                                   ARTICLE XI
                                   ----------

                                  INCORPORATORS
                                  -------------

The name and address of the Corporation's incorporators are:

Stacy Richards-Anjo                      Ethlyn Tonge
C/o Hill & Hill Chambers                 c/o Hill & Hill Chambers
Long Street, St. John's                  Long Street, St. John's
Antigua                                  Antigua




  "Stacy Richards-Anjo"                     "Ethlyn Tonge"
--------------------------------        -----------------------------

DATED this 24th day of February, 1999 at St. John's, Antigua.
-------------------------------------------------------------





























--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 60

                             NET-FORCE SYTEMS, INC.


EXHIBIT 3.2 Bylaws of Net-Force Systems Inc.


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

ORDINARY RESOLUTION    A resolution passed by a majority of the shares entitled
                       to vote.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 61

                             NET-FORCE SYTEMS, INC.


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

             7. Meetings
                --------

7.1      Annual Directors' Meeting
         -------------------------

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 62

                             NET-FORCE SYTEMS, INC.


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

7.3     Special Shareholders' Meeting
        -----------------------------
     The Board may, whenever it thinks fit, convene a Special Shareho9lders' Meeting. The Board shall also on the requisition of the holders of not less than one-twentieth (1/20) of the issued share capital of the Corporation proceed to convene a special Shareholders' Meeting of the Corporation.

7.4     Proceedings
        -----------
     All business shall be deemed special that is transacted at a Special Shareholders' Meeting, and also that is transacted at any Annual Shareholders' Meeting, with the exception of the consideration of the accounts and auditor's report, if any, the election of directors and the reappointment of any incumbent auditor.

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

7.10    Proxies
        -------
     Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a shareholder of the Corporation. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 63

                             NET-FORCE SYTEMS, INC.


certified copy of that power of attorney shall be deposited at the office or at such other place within Antigua as is specified for that purpose in the notice convening the meeting.

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 64

                             NET-FORCE SYTEMS, INC.


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

8.9     Powers of the Board
        -------------------
     The business of the Corporation shall be managed by the Board, who may exercise all such powers of the Corporation as are not by the Act or by these By-Laws required to be exercised by the Corporation in an Annual Shareholders' Meeting, subject nevertheless to any regulation of these By-Laws, to the provisions of the Act as may be prescribed by special resolution of the Corporation, but no regulation so made by the Corporation shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this by-law shall not be limited or restricted by any special authority or power given to the Board by any other By-Law.

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

8.12.   Resignation of Director
        -----------------------
     A director may resign at any time by giving written notice to the Board. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board and the acceptance of the resignation shall not be necessary to make it effective.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 65

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 66

                             NET-FORCE SYTEMS, INC.


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

             14. Initial Directors
                 -----------------

     The initial Board of Directors shall be composed of:

                 Terry G. Bowering
                 Douglas N. Bolen






--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 67

                             NET-FORCE SYTEMS, INC.


EXHIBIT 3.3 Articles of Incorporation - Net-Force Entertainment Inc.


 ORGANISATIONAL MEETING OF NET FORCE ENTERTAINMENT INC. HELD AT THE REGISTERED
               OFFICE ON THE 13TH DAY OF AUGUST 1999 AT 11:30 A.M
               --------------------------------------------------

Present:     Asdak Inc by its Director Alice Roberts
             Clovis Grant as Secretary

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

     There being no further business the meeting ended at 11:45 a.m.


     /s/ "Alice Roberts"                  /s/ "Clovis Grant"
     --------------------------           ----------------------------
     Alice Roberts                        Clovis Grant
     Chairman of Meeting                  Secretary of Meeting



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 68

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 69

                             NET-FORCE SYTEMS, INC.


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

                                   ARTICLE XI
                                  INCORPORATORS
                                  -------------

     The name and address of the Company's incorporators are;-

     CLARE K. ROBERTS, Attorney-at-law, 60 Nevis Street, St.John's, Anitgua

     CLOVIS GRANT, Attorney's Clerk, 60 Nevis Street, St. John's Antigua.

     Dated this "5th" day of "August", 1999 at St. John's Antigua.

     /s/ "Clare K. Roberts"                /s/ "Clovis Grant"
     -----------------------------         -----------------------------
     Clare K. Roberts                       Clovis Grant
     Attorney-at-Law                        Attorney's Clerk



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 70

                             NET-FORCE SYTEMS, INC.


EXHIBIT 3.4 Bylaws of Net-Force Entertainment Inc.


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

                                        I
                            SHARES AND SHARE CAPITAL
                            ------------------------
1.1 ISSUANCE. The issue or allotment of shares shall be under the control of the Board which may issue the whole or any portion thereof with such preferred, deferred, special or limited rights as it may think fit.

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

1.3 ALTERATION OF CAPITAL. The Company may from time to time by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the Resolution shall prescribe. The Company may by ordinary resolution:

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 71

                             NET-FORCE SYTEMS, INC.


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

2.3 LOST OR DAMAGED CERTIFICATE. In the case of a lost, destroyed or mutilated certificate, a New one may be issued therefor upon such terms and indemnity to the Company as the Board may prescribe.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 72

                             NET-FORCE SYTEMS, INC.


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

7.10 NOTICE OF MEETING. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than twenty-one days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on the stock transfer books of the company, with postage thereon prepaid.

7.11 WAIVER OF NOTICE. Unless otherwise provided by law, whenever any notice is required to be given to any shareholder, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 73

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 74

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 75

                             NET-FORCE SYTEMS, INC.


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

                                      XIII
                                   AMENDMENTS
                                   ----------
13.1 These By-Laws may be altered, amended or replaced and new By-Laws may be Adopted by a vote of the shareholders representing a majority of all the shares issued and Outstanding, at any, Annual Shareholders' Meeting or at any Special Shareholders' Meeting When the proposed amendment has been set out in the notice of such meeting.
                                       XIV
                                INITIAL DIRECTORS
                                -----------------
14.1 The initial Board of Directors shall be composed of the following members;-

ASDAK INC.
                   NET FORCE ENTERTAINMENT INC
                   Nevis Street, St.John's, Antigua


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 76

                             NET-FORCE SYTEMS, INC.


                         RESOLUTION OF SOLE SHAREHOLDER


IT IS RESOLVED THAT

(1)  Asdak Inc be removed as a director of the company with immediate effect.

(2) the following persons be appointed as directors of the company with immediate effect:

        Terry G. Bowering
        Douglas N. Bolen

Dated the "17th" day of August 1999

NET FORCE SYSTEMS INC



By    "Terry G. Bowering"
  ------------------------------




































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 77

                             NET-FORCE SYTEMS, INC.


EXHIBIT 10.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc), Amendment to Software License Agreement


                           SOFTWARE LICENSE AGREEMENT


THIS AGREEMENT is entered into this 31st day of July 1999,

BETWEEN:

     NET-FORCE ENTERTAINMENT INC., with registered offices in St. John's, Antigua, West Indies;

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 78

                             NET-FORCE SYTEMS, INC.


     1.1.3 "Hardware" shall mean all the necessary computers, routers, cabling, monitors, hard drives, back-up systems, and other equipment, as determined by Softec in its absolute discretion, located at its offices in St. John's Antigua, Vancouver, Canada, or other locations designated by Softec as may be required in order to properly store, distribute and run the Licensed Software.

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

1.2  RIGHT TO AUDIT

     1.2.1 The Licensee shall, within reason, have the right, without prior notice to Softec to inspect and audit all Softec's business, accounting and supporting records that are necessary for purposes of determining Softec's compliance with the terms of this Agreement. Softec shall fully co-operate with any independent chartered accountants or certified public accountants hired by the Licensee to conduct any such inspection or audit. If any such inspection or audit discloses an under statement of less than 3% for any period, Softec shall pay, within ten days after receipt of the inspection or audit report, the sums due on account of such understatement with interest calculated at U.S. prime plus one percent. Further, if such inspection or audit is made necessary by failure of Softec to furnish invoice reports or any other documentation as herein required, or if an understatement for any period is determined by such inspection or audit to be 3% or greater, Softec shall, on demand and in any event within the said ten days, in addition to paying the sums due on account of such understatement, also reimburse for the cost of such inspection or audit, including without limitation, the charges of any independent chartered accountants or certified public c accountants retained by the Licensee in connection with such audit or inspection and the reasonable travel expenses, room, board and compensation of employees of the Licensee.

     1.2.2 The Licensee's right to audit records shall only extend to records that date back no more than two of Softec's fiscal years prior to the date Softec receives notice of an impending audit.

1.3  INDEMNIFICATION

     1.3.1 The Licensee acknowledges and agrees that neither Softec nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with this Agreement, the services or the Hardware or any other information, material or services provided by Softec to the Licensee under this Agreement. If, despite the foregoing limitations, Softec or any of its shareholders, directors, officers, employees or representatives should become liable to the Licensee or any other person (a "Claimant") in connection with this Agreement, then the maximum aggregate liability of Softec, its members, shareholders, directors, officers, employees and representatives for all such things and to all such parties will be limited

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 79

                             NET-FORCE SYTEMS, INC.


to the lesser of the actual amount of loss or damage suffered by the Claimant or the amount of the Licensee's fees payable by the Licensee to Softec for the six months prior to the loss.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 80

                             NET-FORCE SYTEMS, INC.


     1.5.7 The Licensee shall supply to Softec an irrevocable letter of credit in the amount of $100,000 U.S. An appropriate amount of these funds shall be released to Softec in the event the Licensee should become unable or unwilling to pay for any legitimately invoiced amounts. This security shall only be used to remedy non-payment of legitimate invoices, and cannot be applied by Softec to any other alleged breaches of this Agreement. This section shall only become effective upon the Licensee achieving in any one month Net Monthly Revenue of $1,000,000 or greater.

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

     1.6.6 The Licensee may, inter alia, terminate this Agreement at any time upon five days notice if Softec is materially in breach of this Agreement for more than 30 days. Softec shall be allowed to cure the breach during the notice period, thus pre-empting the Licensee's ability to terminate this Agreement in accordance with this section.

     1.6.7 Softec may terminate this Agreement at any time upon five days notice if Softec, or any of its principals, officers or Directors becomes the subject of third party civil or criminal litigation as a result of the Licensee's operations under this Agreement. The litigation contemplated herein must be material, and found to be of a serious nature by independent legal counsel.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 81

                             NET-FORCE SYTEMS, INC.


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

1.7  REMUNERATION

     1.7.1 The Licensee shall pay to Softec a non-refundable one-time fee of $100,000 U.S. for the development of the graphical front end of the gaming site and all set-up costs. This payment shall be paid in accordance with the following schedule:

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 82

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 83

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 84

                             NET-FORCE SYTEMS, INC.


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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 85

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 86

                             NET-FORCE SYTEMS, INC.


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

3.6  THE WEB SITE

     3.6.1 The Licensee shall construct and maintain the entire web site(s) where the Downloadable Software is to be made available to the Licensee's customers (the "Web Sites").

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 87

                             NET-FORCE SYTEMS, INC.


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

             To Softec:            Newgate Street
                                   P.O. Box 1589
                                   St. John's, Antigua
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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 88

                             NET-FORCE SYTEMS, INC.


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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 89

                             NET-FORCE SYTEMS, INC.


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


Per: /s/ "Christopher Zacharias"              Per: /s/ "Mark Dohlen"


Name:  Christopher H. Zacharias               Name: Mark N. Dohlen

Title: In House Counsel                       Title: CEO


THE LICENSEE:  NET-FORCE ENTERTAINMENT INC.


Per: /s/ "Terry Bowering"

Name: Terry G. Bowering

Title: President, Director











--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 90

                             NET-FORCE SYTEMS, INC.


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


     The above table should be read with the following understanding: If the licensee has a Net Monthly Revenue of $550,000, the fee payable is calculated as follows:

     25% on the first $500,000       =     $125,000
     20% on the next $50,000         =     $ 10,000
                                           ---------
     For a total fee payable         =     $135,000


























--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 91

                             NET-FORCE SYTEMS, INC.


                            SCHEDULE OF MARKET RATES
                            ------------------------


     The Market rates as set out in this schedule and referred to in this Agreement are subject to change without notice to the Licensee.


3D graphics:---------------------------------    $150.00 per hour

Video editing:-------------------------------    $100.00 per hour

Graphic design:------------------------------     $75.00 per hour

Programming:---------------------------------    $150.00 per hour

Quality Assurance and testing:---------------     $40.00 per hour




































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 92

                             NET-FORCE SYTEMS, INC.


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



































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 93

                             NET-FORCE SYTEMS, INC.


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

AGREED TO THIS 6TH DAY OF SEPTEMEBER 2000

/s/ Meldon Ellis
--------------------------------------
Meldon Ellis
Starnet Systems International Inc.

/s/  Terry Bowering
--------------------------------------
Terry Bowering
Net Force Entertainment Inc.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 94

                             NET-FORCE SYTEMS, INC.


EXHIBIT 10.2 Government of Antigua and Barbuda Gaming License


License # 0310A


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

for the period April 7, 2001 to April 6, 2002.
within the Free Trade & Processing Zone in Antigua.


                                /s/ "Vere Murphy"
                                -------------------------
                                    Commissioner


                                /s/ "Charles Fernandez"
                                -------------------------
                                    Chairman


Dated this 7th day of April 2001 In Antigua and Barbuda License fee remains the same for a period of five (5) years.













--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 95

                             NET-FORCE SYTEMS, INC.


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


I remain,


/s/ "Gyneth A. McAllister"
---------------------------
Mrs. Gyneth A. McAllister

















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 96

                             NET-FORCE SYTEMS, INC.



License #0138A

                    [FREE TRADE & PROCESSING ZONE LOGO HERE]
                               ANTIGUA AND BARBUDA
                          FREE TRADE & PROCESSING ZONE
                    CERTIFICATE AUTHORIZING THE ESTABLISHMENT
                        AND OPERATION OF BUSINESS IN THE
                          FREE TRADE & PROCESSING ZONE

    Pursuant to Section 11 of the Free Trade & Processing Zone Act No. 12 of
       1994, the Commission certifies that: NET FORCE ENTERTAINMENT INC.
       -----------------------------------------------------------------
                               (Name of Business)

which was incorporated under the laws of Antigua & Barbuda on the 5th day of August 1999, is licensed and authorized to establish and operate

      An Offshore Virtual Casino Wagering and Sportsbook Wagering business
      --------------------------------------------------------------------
                               (Type of Business)
for the period August 5, 1999 to August 4, 2000.
within the Free Trade & Processing Zone in Antigua.


                                        /s/  "Vere Murphy"
                                           -------------------------
                                             Commissioner


                                        /s/  "Charles Fernandez"
                                           -------------------------
                                             Chairman

                                    Dated this 1st day of September 1999

                                    In Antigua and Barbuda

                                    License fee remains the same for a period of five (5) years.

















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 97

                             NET-FORCE SYTEMS, INC.


EXHIBIT 10.3 Sales and Marketing License Agreement


Draft dated:   [insert month here], [day], [year]


                    SOFTWARE AND MARKETING LICENSE AGREEMENT


Agreement dated oo.

Between:

          Netforce Entertainment Inc.
          with registered offices at
          P.O. Box 1301, 60 Nevis St.
          St. John's, Antigua, W.I.
          ("Licensor")

          and

          o        o
          o  o  [insert address]
          o  o
          ("Licensee")


Whereas:

A.   Licensor licenses the casino software;

B. Licensee wishes to the market and promote wagering on Games on the Casino by prospective customers utilizing software licensed from the Licensor;

C.   Licensor  has  agreed to license  the  casino  software  to  Licensee  in a
     non-exclusive   agreement,  in  accordance  with  the  provisions  of  this
     Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants herein set forth, the parties agree as follows:

1.   Definitions

(a)  "Casino" the Internet gaming software offered for licensing by Licensor;

(b)  "Royalty" has the meaning attributed thereto in section 6(a);

(c) "Confidential Information" means any information concerning the property, business or affairs of Licensor including, without limitation, all information relating to existing and potential customers (including Customer Information), suppliers, markets, marketing and advertising arrangements, contracts, products, financial information, technology, trade secrets, formulae, applications, methodologies and know-how, relating to any part of the Licensor's business, whether reduced to written form, or ascertained by inspection or verbal communication or demonstration, or otherwise made available, but excluding information which was known to the Licensee prior to the time of disclosure thereof, information which was generally available to the public or was otherwise part of the public domain at the time of disclosure; or information which becomes generally available to the public or otherwise part of the public domain after disclosure, other than through any act or omission of the Licensee.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 98

                             NET-FORCE SYTEMS, INC.


(d) "Customer Information" shall mean all data collected or stored respecting Licensor's customers including, without limiting the generality of the foregoing, name, address, phone and fax number, e-mail address, credit card numbers and expiration dates or information on other types of payments, amounts wagered and frequency of wagering;

(e) "Downloadable Software" shall mean the portion of the Software that must be resident on a customer's computer in order for the customer to access the Casino and play the Games;

(f) "Games" shall mean the casino style games, sportsbook, lottery, pari-mutuel and other games that are played on the Casino using the Software.

(g) "Master CD" shall mean the compact disc containing the Downloadable Software that may be used to mass-produce compact discs for delivery to the Operator's customers.

(h) "Net Monthly Revenue" shall mean, with respect to Licensee's Customers, for any given calendar month:

     the total of:

     (i) the total amount wagered on Games in the Casino, less winnings on Games;

     (ii)      membership  or other fees that may be charged to customers by the
               Operator   that  are  not  related  to  currency   conversion  or
               transaction processing;

     less the total of:

     (iii) all taxes, fees or other amounts imposed by any government or regulatory body;

     (iv) any bonus amount or complementary amount credited to Licensee's Customers.

     but shall not include any tax credits or other concessions received by Operator.

(i) "Licensee's Customers" those customers of the Licensee who make wagers on Games on an account opened by Licensee;

(j) "Software" shall mean the computer programs and system that enable customers to access the Casino, play the Games and make wagers on the Casino, and without limitation includes the Downloadable Software and Java applets that are used to play the Games.

2.   Grant of Software and Marketing License

(a) Licensor grants a non-exclusive non-transferable right and license to Licensee to market and promote wagering on Games on the Casino to customers throughout the world (subject to section 5(e)) in accordance with the provisions of this Agreement. Licensee acknowledges that Licensor will continue to directly market and promote the wagering on Games on the Casino software to prospective customers and that it will continue to enter into licensing and other arrangements with third parties to market and promote the wagering on Games on the Casino, during the term of this Agreement.

(b) Licensor grants to Licensee the non-exclusive, non-transferable right and license to distribute to Licensee's Customers, in accordance with the provisions of this Agreement, any part of the Software that Licensor designates and provides to Licensee for that purposes, including the Downloadable Software and Java applets and graphical artwork or text designated for use by Licensee. Licensee shall not under any circumstances modify in any way, reverse engineer, disassemble, decompile, or otherwise attempt to render source code from the Software or Downloadable Software, or to reproduce or distribute the Software or Downloadable Software in source code format. Licensee acknowledges and agrees that part or all of the Software and Downloadable Software is the proprietary property of

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 99

                             NET-FORCE SYTEMS, INC.


     Licensor or others that have licensed its use to Licensor, that it embodies substantial creative rights, confidential and proprietary information, copyrights, trademarks and trade secrets, all of which shall remain the exclusive property of Licensor, such party and/or their respective licensors. Licensee agrees to include such proprietary rights notices, markings or legends on any advertisements or promotional materials for the Software or Downloadable Software as Licensor shall reasonably specify from time to time.

3.   Fees Payable by Licensee

(a) Licensee shall pay a one-time non-refundable license fee to Licensor in the amount of $oo US, upon the signing of this Agreement by Licensor.

(b) Licensee shall pay a monthly standby fee ("Standby Fee") to Licensor in the amount of $oo US during the term of this Agreement, payable on the first day of each calendar month, commencing with the second calendar month following the calendar month during which the first wager is made on the Casino by one of Licensee's Customers. The Standby Fee shall be prorated for any period, which is less than a complete calendar month. If the Net Monthly revenue for a calendar month exceeds $oo US, Licensor will refund the Standby Fee paid by Licensee to Licensor in respect of such month. The refund shall be paid at the same time as the Commission for such month is paid, pursuant to section 6.

4.   Presentation of Casino Software by Licensor

(a) Licensor will, at its own expense, offer the Games and the Casino software in the manner that it determines is appropriate, in its sole discretion, having regard to the requirements imposed by any software licensing requirements, the terms of any license issued by a governmental authority or any governmental requirements, and any legal requirements in any relevant jurisdiction applicable to operation of the Games, the Casino or to customers wagering on Games on the Casino. Licensor will in its sole discretion determine, without notice to Licensee:

     (i) the configuration and graphical interface of the Casino and which Games will be available on the Casino; and

     (ii)      the   transaction   processing,   banking  and  other   operating
               arrangements for the operation of Casino and transactions with customers and Licensee;

     Licensor will provide reasonable notice and information to Licensee of any resulting change in operation of the Casino; it is understood that the timing thereof will depend on the circumstances. Licensee acknowledges that certain aspects of the operation of the Casino and of the Games will be determined by governmental authorities, Licensor or pursuant to software license requirements, including the odds for the Games.

(b) Licensor will at its own expense provide to Licensee a copy of the current version of the Downloadable Software in the form of a single copy of a version of the Master CD and may also provide access to Java applets for use by Licensee's Customers on Licensee's website. Licensor will arrange for the Games to be operated so that customers wagering on Games on the Casino on an account opened by Licensee can be identified as Licensee's Customers. Licensor will also provide to Licensee a copy of any revision or upgrade of the Downloadable Software or Java applet, subject to Licensee reimbursing Licensor for any fee or charge directly related to Licensee, imposed on Licensor for doing so. Licensee acknowledges that other parties or Licensor may own the Software and that Licensee will acquire no rights in the Software pursuant to this Agreement or otherwise, except as expressly provided in this Agreement.

(c) Licensor will arrange for Licensee to have access to the database and other information concerning Licensee's Customers. All Customer Information shall be the property of Licensor and Licensee will be entitled to use such information only in accordance with this Agreement.

(d) Licensee acknowledges that there could be interruptions in the operation of the Casino. Notwithstanding anything in this Agreement, Licensor shall not be responsible or liable for any loss of income or loss of ability to

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 100

                             NET-FORCE SYTEMS, INC.


     produce income, on the part of Licensee, arising from any interruption of operation of or access to the Casino, for any reason whatsoever, whether Licensor or a third party is at fault.

5.   Obligations of the Licensee

(a) Licensee will, at its own expense, use its best efforts to market and promote prospective customers to open an account with the licensee's casino web-site and make wagers on Games on the Casino, in accordance with the provisions of this Agreement.

(b) Licensee will, at its own expense, implement and maintain a website(s), and all uniform resource locators related thereto, to promote and market the Games and Casino, to provide a method for a prospective customer to apply to open an account with the Licensee and to provide a method for a customer to download from Licensee's web-site the part of the Software that Operator designates and provides to Licensee for that purposes, pursuant to section 2(b). Licensee shall remove from each website operated by Licensee any part of the Software (including Java applets) as directed by Licensor.

(c) Licensee will be solely responsible for its website(s) and for the material appearing on them. Licensee represents and warrants that it will not use on the website(s) or otherwise use in its operations any material which is libelous, unlawful or otherwise unsuitable. Unsuitable material includes but is not limited to material which target persons under 18 years of age, displays child pornography or other illegal acts, promotes violence, promotes discrimination based on race, sex, religion, nationality, disability, sexual orientation or age, promotes illegal activities, constitutes false advertising or violates or infringes upon the intellectual property rights of others.

(d) Licensee shall ensure that such website(s), any promotional material distributed by Licensee in electronic or other form and any banner advertising, web links or other arrangements made by Licensee to promote the Games and Casino will comply with all of Licensor's requirements including displaying any statement required by Licensor concerning the Software, the proprietary rights of Licensor or other parties therein and any use of the names of Licensor or other parties. The application information for a prospective customer shall meet all of Licensor's requirements. Licensee shall display on the web sites the Terms and Conditions of Play that are required by Licensor. All advertising, marketing and promotion used by License and the content of each web site shall, at the option of Licensor, be revised or modified as directed by Licensor.

(e) Licensee will, at its own expense, reproduce and distribute to Licensee's Customers duplicate copies of each Master CD (and updates thereof) provided by Licensor to Licensee. Licensee shall ensure that the packaging for the copies of the Master CD, as well as any logo imprinted on the compact disk, shall display all proprietary rights symbols such as copyright and trademark, as required by Licensor.

(f) Licensor acknowledges that governmental authorities impose certain conditions on the operation of the Games and Casino and the use of the Software. Licensor may adopt reasonable policies or requirements concerning the marketing and promotion of the Games and Casino, the acceptance of or dealing with customers, and other aspects of the operation of the Games and Casino. Licensee will conduct itself and its operations in strict compliance with all such policies or requirements of Licensor. Licensee will conduct all aspects of its operations in strict compliance with all applicable laws of all relevant jurisdictions. Licensor may adopt policies that it will not allow Licensee to accept wagers from any person resident in specific countries and to prevent persons from using the Software, Games, or the Casino as a money-laundering vehicle. Licensee will comply with such policies.

(g) Licensee will conduct its business as an independent contractor and will enter into all arrangements for the purchase of goods and services in connection with its business operations in its own name and not in the name of or on behalf of Licensor. Licensee will upon request by Licensor provide full particulars of each commitment or arrangement made by Licensee for the purchase of goods or services, including arrangements for banner advertising, web linking arrangements or other Internet marketing arrangements. Licensee will provide evidence satisfactory to Licensor that Licensee has satisfied all of its liabilities therefor. If Licensor, acting reasonably, determines that Licensee has been delinquent in satisfying such obligations and that may prejudice the Licensor or the operation or the

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 101

                             NET-FORCE SYTEMS, INC.


     Casino, then Licensor may, after providing notice to licensee and providing that Licensee does not submit evidence of payment to Licensor within 48 hours, make payments of any liabilities of Licensee to third parties, on behalf of Licensee, and may deduct from any amount payable by Licensor to Licensee the amount of such payments, plus a reasonable administrative processing charge therefor.

(h) Licensee may enter into "reseller" arrangements pursuant to which Licensee may share with a third party ("Reseller") a portion of the Commission, subject to the approval of Licensor, which shall not be unreasonably withheld. Licensee will prevent each Reseller from entering into any similar arrangement with another party, pursuant to which Reseller shares any revenue arising from the Commission with another party. Licensee may enter into arrangements with Resellers for the referral of other Resellers provided that Licensor approves such arrangements.

(i) Licensee will indemnify and save harmless Licensor, its officers, directors, employees and contractors from all liabilities, losses, expenses or claims, including legal fees, arising from the operations of Licensee or from any breach by Licensee of any obligation to Licensor.

(j) Licensor will not be liable to Licensee for any indirect, special, or consequential damages, including lost profits, whether based upon a claim or action of contract, warranty, negligence, or other tort or breach of any statutory duty, indemnity or contribution, or otherwise arising out of this Agreement, the playing of or wagering on the Games or the use of the Casino, or any act or omission relating to the Games or Casino or the marketing and promotion thereof.

(k) Licensee shall pay to Licensor all expenses incurred by Licensor that are attributable to Licensee's Customers including:

     (i) royalty or other payments to third parties in connection with the use of Software;

     (ii)      fees for processing of payments for Licensee's Customers;

     (iii) a reasonable charge for customer service provided to Licensee's Customers; and

     (iv)      a reasonable  charge for other  expenses  arising  from  services
               provided  to  Licensee's   Customers   including   telephone  and
               telecommunication expenses.

     Licensee acknowledges that Licensor may arrange for telephone numbers and accounts for customer support access by Licensee's Customers and Licensee shall pay that all expenses incurred by Licensor in connection therewith. Such telephone numbers and accounts and accounts shall be the property of Licensor and Licensor may make use thereof following termination of this Agreement. Any tax credits or similar concessions in connection with such accounts shall not be part of Net Monthly Revenue.

(l) The Licensee shall be responsible for obtaining and maintaining all necessary licenses for the operation of an Internet Gaming business in the jurisdiction in which the Licensee chooses to operate.

6.   Payment of Royalty

(a) Licensee will pay a Royalty ("Royalty") to Licensor for the use of the casino software, based on the Net Monthly Revenue of the Casino, for each calendar month, attributable to wagers made on the Casino by Licensee's Customers, computed in accordance with Schedule A.

(b) The Royalty for a particular month will be payable no later than 31 days following the end of such month. Licensor will provide a statement showing the computation of the Royalty.






--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 102

                             NET-FORCE SYTEMS, INC.


7.   Term and Termination

(a)  The term of this Agreement commenced effective on [             ] and shall
     continue  in  effect  until [          ]. The term  shall be  automatically
     renewed indefinitely for one year periods unless Licensee gives written notice to Licensor of termination of this Agreement, at least 90 days prior to the end of any period. Licensor may terminate this Agreement by giving written notice to Licensee at least [90 days] months prior to the end of any term. Provided, however, Licensor shall not give notice of termination in the first term of this Agreement.

(b) Notwithstanding any other provision of this Agreement this Agreement shall at the option of Licensor terminate upon the termination of any agreement for the use by Licensor of the Software.

(c) Licensor may terminate this Agreement at any time upon five days notice if the Licensee is more than 15 days in arrears in paying the Standby Fee or is in arrears in paying any third party supplier of goods or services a material amount. Licensee shall be allowed to cure such breach during the notice period. For purposes of this section, a material amount shall be an amount in excess of $5,000 US.

(d) Licensor may terminate this Agreement at any time upon 15 days notice if the Licensee becomes bankrupt or insolvent or ceases carrying on business for any reason.

(e) Licensor may terminate this Agreement at any time upon five days notice if Licensee conducts its operations in a manner which in the opinion of Licensor, acting reasonably, would result in the termination of any agreement concerning the Software, the loss of any license issued by a governmental body concerning the wagering on Games or operation of the Casino, or otherwise materially prejudices or impairs the conduct by Licensor of its operations or business.

(f)  Upon termination of this Agreement:

     (i) Licensee shall immediately return to Licensor any and all of materials (including Software, Downloadable Software and Java applets in all forms, graphical or text elements provided by Licensor and all media containing same,) in which Licensor or other party has any rights, that are in the possession of Licensee, his agents, and employees;

     (ii)      Representative will remove all banners and text links;

     (iii) All rights and licenses granted to Licensee under this Agreement shall terminate.

(g) Upon termination of this agreement Licensor shall pay all amounts due to Licensee within 90 days of termination of this agreement (or as soon thereafter as practical having regard to paragraph 6) and Licensee shall pay Licensor any amounts due to Licensor prior to payment of any balance due by Licensor.

8.   Licensee's Relationship with Customers and Employees/Contractors

(a) Licensee will not during the term of this Agreement and following the termination of this Agreement directly or indirectly solicit, interfere with or endeavor to direct or entice away from Licensor any customer of Licensor, including the Licensee's Customers. This provision shall not apply to any dealing by Licensee with Licensee's Customers in connection with accounts with Licensor opened by Licensee, provided that Licensee has not in any manner used Confidential Information in connection therewith and otherwise complies with all of the provisions of this Agreement.

(b)  Licensee will not during the term of this Agreement and for a period of two
     (2) years following the termination of this Agreement interfere with, entice away, or otherwise attempt to obtain the withdrawal of any employee or independent contractor of Licensor.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 103

                             NET-FORCE SYTEMS, INC.


9.   Licensor's Relationship with Customers and Employees/Contractors

Licensor will not during the term of this Agreement:

(a) use any of the database or other information provided by Licensee pursuant to this Agreement concerning Licensee's Customers, referred to in section 4(c), to directly or indirectly solicit, interfere with or endeavor to direct or entice away from Licensee, Licensee's Customers;

(b) interfere with, entice away or otherwise attempt to obtain the withdrawal of any employee or independent contractor of the Licensee.

10.  Regulatory Issues

(a) The Licensee warranties to the Licensor that it will, to the best of its abilities, conduct its Internet Gaming business in legal jurisdictions. The Licensee acknowledges that Netforce Entertainment Inc. bears no responsibility nor provides any specific direction, consultation, or interpretation as to what specific jurisdictions or target markets may be considered legal or otherwise for Internet Gaming operators.

(b)  The  licensee   shall  be  solely   responsible   for   determining   which
     jurisdictions they choose to market to and from where wagers are received.

(c) The Licensee shall be solely responsible for determining the legality of accepting wagers from whichever jurisdictions they choose to market to and from where wagers are received.

(d) The Licensee shall indemnify Netforce Entertainment Inc. for any legal costs and fines that arise from any legal action taken by a governmental agency or authority as a result of the Licensee choosing to accept wagers from any jurisdiction that determines or has determined, or may determine in the future, that Internet wagering is illegal.

11.  Confidentiality

(a) Licensee shall not disclose, publish, or disseminate Confidential Information or to anyone and Licensee agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, access to or dissemination thereof. Licensee agrees not to use Confidential Information for its own or any third party's benefit without the prior written approval of an authorized representative of the Licensor in each instance.

(b) Licensee shall not disclose the terms or contents of this Agreement to any third party. Notwithstanding the foregoing, Licensee may make such disclosure to its professional advisors, who are bound to maintain the confidentiality thereof, or as required by applicable law, provided that it provides notice to Licensor of the particulars thereof. Licensee acknowledges that disclosure of the terms of Agreement to third parties would cause considerable damage to Licensor with respect to the present or future dealings it has or may have with any other parties with which it has or proposes to have a business relationship concerning the marketing or promotion of the Casino. Accordingly, if Licensee breaches the provisions of this section, Licensor shall be entitled to terminate this Agreement forthwith upon notice to Licensee.

12.  Notices

Unless otherwise provided in Agreement, any notice provided for under Agreement shall be in writing and shall be sufficiently given if delivered by courier, if transmitted by facsimile with an original signed copy delivered within twenty-four hours thereafter, or mailed by prepaid registered post addressed to Licensor or Licensee at their respective addresses set forth below or at such other than current address as is specified by notice.




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 104

                             NET-FORCE SYTEMS, INC.


          To Licensor:          Suite #10, Woods Centre, P.O. Box W-645
                                St John's, Antigua, WI
                                Fax:     268.481.1999
                                Copy by E-Mail (for information purposes only):
                                netforce@candw.ag

          To Licensee:          o o o
                                Fax:     o o o
                                Copy by E-Mail (for information purposes only):
                                o o o

Notice shall be deemed to be effective upon delivery, if delivered, upon facsimile transmission if transmitted by facsimile, or five business days following mailing, if mailed.

13.  Entire Agreement and Schedule

The parties agree that Agreement and its Schedule constitute the complete and exclusive statement of the terms and conditions between the parties covering the performance hereof and cannot be altered, amended or modified except in writing executed by an authorized representative of each party.

14.  Arbitration

All disputes arising in connection with this Agreement shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by a single arbitrator appointed in accordance with such rules, and the place of arbitration shall be St. John's, Antigua, West Indies, or as otherwise agreed by the parties. Provided, however, should any dispute arise under this Agreement, the parties shall endeavor to settle such dispute amicably between them. In the event that the parties fail to agree upon an amicable solution, such dispute shall be determined by arbitration as aforesaid.

15.  Parties to Act Reasonably

The parties agree to act reasonably in exercising any discretion, judgment, approval or extension of time that may be required to effect the purpose and intent of Agreement. Whenever the approval or consent of a party is required under Agreement, such consent shall not be unreasonably withheld or delayed.

16.  Time to be of the Essence

Time is of the essence.

17.  Number and Gender

In this Agreement the use of the singular number includes the plural and vice versa the use of any gender includes all genders, and the word "person" includes an individual, a trust, a partnership, a body corporate and politic, an association and any other incorporated or unincorporated organization or entity.

18.  Captions

Captions or descriptive words at the commencement of the various sections are inserted only for convenience and are in no way to be construed as a part of Agreement or as a limitation upon the scope of the particular section to which they refer.




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 105

                             NET-FORCE SYTEMS, INC.



19.  Non-assignability

This Agreement is personal to the Licensee and the Licensee may not assign or transfer any of its rights or obligations under Agreement without the prior written consent of Licensor.

20.  Benefit

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

21.  Waiver

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

22.  Further Assurances

Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of Agreement.

23.  Cumulative Rights

All rights and remedies of Licensor are cumulative and are in addition to and shall not be deemed to exclude any other rights or remedies allowed by law except as specifically limited hereby. All rights and remedies may be exercised concurrently.

24.  Prior Agreements

This Agreement, including its Schedules, contains all of the terms agreed upon by the parties with respect to the subject matter herein and supersedes all prior agreements, arrangements and understandings with respect thereto, whether oral or written.

25.  Severability

If any part of Agreement is unenforceable because of any rule of law or public policy, such unenforceable provision shall be severed from Agreement, and this severance shall not affect the remainder of the Agreement.

26.  No Partnership

Notwithstanding anything in this Agreement, no part of this Agreement, nor the Agreement as a whole shall be construed as creating a partnership or agency relationship between the parties. If any part of this Agreement should become construed as forming a partnership or agency relationship, that part shall be amended such that no partnership or agency relationship is created, but, that part achieves what it was originally intended to achieve.

27.  Dollar Amounts

All references to money or specific dollar amounts in this Agreement are in United States Dollars.

28.  Interpretation

In the interpretation of this Agreement or any provision hereof, no inference shall be drawn in favor of or against any party by virtue of the fact that one party or its agents may have drafted this Agreement or such provision.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 106

                             NET-FORCE SYTEMS, INC.


In witness whereof the parties have executed Agreement.


                                                Netforce Entertainment Inc.

                                                Per:


                                                --------------------------------
                                                President



Witness                                         [                           ]





                                                [Licensee                   ]

                                                Per:


                                                --------------------------------
                                                [Title                      ]



Witness                                         [                           ]



































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 107

                             NET-FORCE SYTEMS, INC.


                                   SCHEDULE A

Licensee will pay the Royalty to Licensor, based on the Net Monthly Revenue of the Licensee's Casino, for each calendar month, attributable to wagers made on the Casino by Licensee's Customers as follows:


  Net Monthly Revenue of Licensee's Customers       Royalty Payable To Licensor
                                                    as % of Net Monthly Revenue
                                                      of Licensee's Customers
-----------------------------------------------     ----------------------------
0 to $500,000                                                 40%
$500,001 to $1,000,000                                        35%
$1,000,001 to $5,000,000                                      30%
$5,000,001 to $10,000,000                                     27.5%
In excess of $10,000,000                                      25%


The following transaction costs and fees will be payable by Licensee. Such costs, fees and the following reserve will be in addition to monthly royalty fees paid by Licensee:

Expenses incurred by           Pursuant to section 5(j)
Operator that are
attributable to Licensee's
Customers
--------------------------     -----------------------------------------------------------
Merchant costs:                Discount rate 6.0%
Reserve (on a rolling
basis):                        10% if chargebacks are less than 5% of Commission
                               25% for 180 days if chargebacks exceed 5% of Commission
Transaction fee:               $1.60 per transaction applied to both debit and credit
                               transactions
Alternative Processors         Determined at the discretion of Netforce Entertainment Inc.
Chargeback:                    $25.00 per chargeback transaction
Payout processing fee:         $5.00 per payout

The above costs and fees are subject to change, based on market rates.





















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 108

                             NET-FORCE SYTEMS, INC.


EXHIBIT 10.4 Antigua Online Gaming Wagering and Gaming Reseller Agreement

THIS AGREEMENT (the "Agreement") is entered into by and between Antigua Online Gaming and the Reseller.


RECITALS
--------

A. Antigua Online Gaming is in the business of producing, marketing and promoting on-line casino, sports book and lotteries entertainment Services which are accessed through the use of a personal computer, modem and/or direct Internet access.

B. Reseller undertakes to have Antigua Online Gaming produce a gaming web site service for the Reseller web site (the "Service"), and Reseller desires to market and promote the Service. This Service will be advertised, marketed and promoted under the name "Antigua Online Gaming".

C. Reseller desires to obtain from Antigua Online Gaming, and Antigua Online Gaming agrees to grant Reseller the nonexclusive right and license to advertise, market and promote the Service, in accordance with the following terms and conditions.


TERMS AND CONDITIONS
--------------------

1.   Grant of Promotion and Distribution License.

     1.1
     Antigua Online Gaming grants to Reseller the non-exclusive, non-transferable right and license to advertise, market and promote the Service, in accordance with the terms and conditions hereof.

     1.2
     Antigua Online Gaming grants to Reseller the non-exclusive, non-transferable right and license to distribute to Reseller customers, in accordance with the terms and conditions herein, the specialized casino and gaming "Software" (the "Software") which enables access to the Service. Reseller shall not under any circumstances reverse engineer, disassemble, decompile, or otherwise attempt to render source code from the "Software", or to reproduce or distribute the "Software" in source code format. Reseller acknowledges and agrees that the "Software" is the proprietary property of Antigua Online Gaming, and that it embodies substantial creative rights, confidential and proprietary information, copyrights, trademarks and trade secrets, all of which shall remain the exclusive property of Antigua Online Gaming and/or its licensors. Reseller agrees to include such proprietary rights notices, markings or legends on any advertisements or promotional materials for the "Software" as Antigua Online Gaming shall reasonably specify from time to time. The notice shall be as small as possible while still remaining legible to the average viewer.

     1.3
     All other rights and licenses not expressly granted to Reseller herein are reserved by Antigua Online Gaming.

     1.4
     No payment will be made to reseller for customers who utilize Antigua Online Gaming's Play for Fun Services.


2.   Obligations of Antigua Online Gaming.

     2.1
     Antigua Online Gaming will provide access to; (a) casino style games (b) sports book, (c) lottery ticket distribution, (c) Merchant accounts, (d) credit card authorization, (e) fraud control, for billing; (f) financial management of receivables including call reports and accounting services, all in accordance with standard practices and procedures. The choice of content for the Service, and the choice of persons retained to deliver the Service's, shall be determined by Antigua Online Gaming in its sole discretion.

     2.2
     Antigua Online Gaming shall retain the right to provide the Service in what ever form Antigua Online Gaming deems appropriate.




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 109

                             NET-FORCE SYTEMS, INC.


     2.3
     Antigua Online Gaming shall retain the right to change any part of the Service at anytime, without notice to Reseller, in whatever manner Antigua Online Gaming deems appropriate.

     2.4
     Antigua Online Gaming shall retain the right to cancel any part of the Service at any time, without notice to Reseller, in whatever manner Antigua Online Gaming deems appropriate.

     2.5
     Notwithstanding anything in this Agreement, Antigua Online Gaming shall not be held responsible or liable for any loss of income or loss of ability to produce income, on the part of the Reseller, arising from any inability of Antigua Online Gaming to deliver the Services contemplated in this Agreement for any reason whatsoever, whether Antigua Online Gaming is at fault or whether a third party is at fault.


3.   Obligations of Reseller.

     3.1
     Reseller shall use best commercially reasonable efforts to actively and effectively advertise, market and promote the Service as widely and aggressively as possible so as to maximize the financial benefit to Reseller and to Antigua Online Gaming. Reseller shall only engage in advertising, marketing and promotional efforts which do not violate any law and which reflect positively upon the business reputation of Antigua Online Gaming. In particular, Reseller agrees to market the product in a manner that is consistent with the content and style of the Service. In connection therewith, Antigua Online Gaming shall have the right to review and approve (approval shall not be unreasonably withheld) the manner and methods of advertising, marketing and promotion used by Reseller in connection with the Service. Approval may be withheld if Antigua Online Gaming determines, in its sole discretion, that any such activities would tend to reduce the value of, or would impair Antigua Online Gaming's goodwill and business reputation, or would expose Antigua Online Gaming to legal liability.

     3.2
     Notwithstanding any approval by Antigua Online Gaming given in accordance with section 3.1 of this Agreement, Antigua Online Gaming shall under no circumstances be held liable for, and Reseller shall indemnify, defend and hold Antigua Online Gaming harmless against, any and all claims asserted against Antigua Online Gaming by reason of Reseller's marketing and promotional efforts undertaken hereunder.

     3.3
     Reseller shall bear all costs and expenses incurred in connection with the advertising, marketing and promotion of the Service, including but not limited to all costs relating to the marketing.


4.   Compensation.

     4.1
     As used herein, "Reseller Percentage" shall mean the percentage paid to Reseller of the actual net revenue received from a user (the "Customer") for approved use of the Service. The actual Reseller Percentage shall be equal to 25 percent (25%) of the Net Monthly Revenue. "Net Monthly Revenue" shall mean the total amount wagered in the casino and the sportsbook, less the total amount paid out as winnings in the casino and the sportsbook, PLUS, total sales of lottery tickets, less the invoiced cost for purchasing lottery tickets for the lottery ticket sales and less the amount for all merchant banking fees. "Player Signup" shall mean a unique player signing up for an account and wagering an amount greater than US$100.

     4.2
     Antigua Online Gaming shall pay Reseller monthly, in accordance with this contract for the preceding calendar month. Payment for the preceding month shall be made prior to the 20th day of each month.

     4.3
     Current months losses will be carried forward to following months to offset any commissions payable.


5.   Term and Termination.

     5.1
     This Agreement shall commence and be deemed effective on the date when accepted by an authorized representative of the Reseller (the "Effective Date"). This Agreement shall be deemed to be accepted by the Reseller when the Reseller chooses "YES" to the "Antigua Online Gaming WAGERING AND

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 110

                             NET-FORCE SYTEMS, INC.


     GAMING PARTNERS AGREEMENT" and hits the submit button on the Reseller Sign-Up page. This Agreement is in effect for a period of one (1) year (the "Term") with additional one (1) year extensions at Reseller's option. If Reseller elects to exercise this option, the option as exercised must be addressed to Antigua Online Gaming in writing, no later than forty five
     (45) days prior to the expiration of the Term. In addition, Antigua Online Gaming, after six months from the Effective Date, shall have the right to terminate this contract if Reseller fails to generate a minimum of three hundred (300) "Independent customers" in any given month for the first five months and five hundred (500) in any given month thereafter. Said, notification will be sent in writing, at least thirty (30) days prior to the expiration of the term. Notwithstanding anything in this Agreement neither party shall have the right to terminate this Agreement within the first six months of the Agreement.

     5.2
     Upon termination of this Agreement, Reseller shall immediately return to Antigua Online Gaming any and all Antigua Online Gaming materials which Antigua Online Gaming has a proprietary right in that are in Reseller's possession and/or in the possession of Reseller's agents, servants and employees.

     5.3
     Customers using Antigua Online Gaming's facilities and all information relating to these customers shall remain the property of Antigua Online Gaming at all times during the operation of this contract and after termination.


6.   Accounting Statements.

     6.1
     All payments due to Reseller by Antigua Online Gaming shall be made on or before the twentieth (20) day of each month for the immediately preceding calendar month and shall be accompanied by a written statement which specifies the grossrevenues received by Antigua Online Gaming with respect to the Reseller customers, the number of Reseller Customers wagering and the calculation of the monies being paid to Reseller. Additionally, statements may be adjusted by Antigua Online Gaming from time-to-time to reflect overpayments, consumer chargebacks and/or, credits or underpayments by Antigua Online Gaming.

     6.2
     Antigua Online Gaming shall hold back 10% of each months payment due to Reseller (the "Hold Back Amount"). The Hold Back Amount shall be retained by WorldGaming for a period of 90 days. If the chargebacks pertaining to the sales made by Reseller for any given month are less than 10% of the Reseller Percentage, then Antigua Online Gaming shall pay the difference to Reseller with the next monthly installment after the 90 day hold back period. If the chargebacks pertaining to the sales made by Reseller for any given month are greater than 10% of the gross sales on which commissions are paid to Reseller, then Antigua Online Gaming shall adjust the payment due to Reseller in accordance with section 6.1 of this Agreement.


7.   Audit Rights.

     Reseller may designate a Chartered Accountant to examine the books and records of Antigua Online Gaming with respect to this Agreement. Said examination shall be at Reseller's sole cost and expense and may be conducted no more than once annually during normal business hours and no sooner than five (5) business days after Reseller gives written notice of such audit to Antigua Online Gaming. Accounting statements rendered by Antigua Online Gaming shall be deemed conclusive if not challenged by Reseller within thirteen (13) months after being rendered.


8.   Exclusivity, Non-Competition and Ownership of Service Name.

     8.1
     Reseller agrees, understands and acknowledges that Antigua Online Gaming may enter into Agreements of this type with third parties to promote the Service or a similar version thereof.

     8.2
     Reseller has not paid consideration for the use of Antigua Online Gaming's or Antigua Online Gaming licensors' trademarks, logos, copyrights, tradenames, the Servicename referred to in Recital B, or designations, and nothing contained in this agreement shall give Reseller any right, title or interest in or to any of them. Reseller acknowledges that Antigua Online Gaming and Antigua Online Gaming licensors own and retain all copyrights and other proprietary rights in all of the foregoing, as well as any Software supplied by Antigua Online Gaming. Reseller shall not at any time during or after this agreement, assert or claim any interest in or to, or do anything which may adversely affect the validity or enforceability of, any trademark, tradename, copyright, servicemark or logo belonging or licensed to Antigua Online Gaming (including any act or assistance to any act which may infringe or lead to the infringement of any copyright in the "Software"). Without limiting the generality of the foregoing, Reseller shall not attempt to register, or assist any third party in attempting to register any trademark, tradename or other proprietary right with any

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 111

                             NET-FORCE SYTEMS, INC.


     governmental agency, federal, provincial, local or otherwise, or with any other entity or authority, without the express, unequivocal and unambiguous prior written consent of Antigua Online Gaming. Reseller shall not attach any additional trademarks, logos or trade designations to the "Software" and shall ensure that none of the trademarks (or any variation thereof) appears in any portion of Reseller's name or any name under which Reseller does business. Reseller shall not affix a trademark, logo or tradename of Antigua Online Gaming or Antigua Online Gaming Licensors to any non-Antigua Online Gaming product. Reseller shall not alter, erase, deface or overprint any proprietary rights notice on anything provided by Antigua Online Gaming.


9.   Confidentiality and Non-Disclosure.

     9.1
     Reseller and Antigua Online Gaming each agrees that during the course of this Agreement, each may have access to and become acquainted with ConfidentialInformation of the other. Reseller and Antigua Online Gaming each specifically agrees that it shall not misuse, misappropriate or disclose any such Confidential Information, directly or indirectly, to any third party or use any such Confidential Information in any way, either during the Term of this Agreement or at any time thereafter. Reseller and Antigua Online Gaming each acknowledges and agrees that the sale or unauthorized use or disclosure of any such Confidential Information obtained by the other during the Term of this Agreement shall constitute unfair competition and shall cause the party owning the Confidential Information to suffer great and irreparable harm. Reseller and Antigua Online Gaming each further acknowledge and agree that, except as otherwise provided in this Agreement, all such Confidential Information is and will remain the sole and exclusive property of the disclosing party. The terms of this Section shall survive the expiration or termination of this Agreement.

     9.2
     For purposes of this section 9, "Confidential Information" means (a) discoveries, concepts and ideas, whether patentable or not; (b) business or technical information, including but not limited to product or Service plans, designs, costs, prices and names, finances, marketing plans, business opportunities, personnel, research, development, and know-how; (c) any information designated as "confidential", "proprietary", or "secret" or which, under the circumstances taken as a whole, would reasonably be deemed to be confidential, proprietary or secret.

     9.3
     The obligations of section 9.1 shall not apply to the extent that any Confidential Information (a) becomes generally available to the public through no fault of the party to whom it was disclosed; (b) is or has been disclosed to such party directly or indirectly by a person under no obligation of non-disclosure to the disclosing party; or (c) is required to be disclosed under any laws, rules, regulations or governmental orders provided, however, that the party to whom it was disclosed shall have the burden of proving any of the foregoing exceptions by conclusive relevant evidence.

     9.4
     Notwithstanding anything to the contrary contained herein, the parties agree that the financial terms and conditions of this Agreement are to remain strictly confidential, and that neither party will disclose such financial terms and conditions to any third party without the prior written consent of the other party. This section shall not apply to disclosures which are required by law (such as Antigua Online Gaming reporting requirements), by order of a court with competent jurisdiction, or to each party's respective attorneys, accountants, and business advisors under a similar duty of confidentiality.


10.  Representations, Warranties and Indemnity.

     10.1
     Reseller warrants, represents and covenants to Antigua Online Gaming that:
     (a) Reseller has the full legal right, power and authority to enter into and perform this Agreement, and to grant to Antigua Online Gaming the rights set forth in this Agreement; and (b) Reseller will obtain all necessary rights, licenses, permissions, business permits, and will comply with all applicable laws, rulesand regulations in this connection in offering the Service to end -users.

     10.2
     Reseller agrees to indemnify and hold Antigua Online Gaming harmless, and further agrees to defend Antigua Online Gaming through the service of an attorney chosen and approved by Antigua Online Gaming, from and against any and all claims, liabilities, causes of action, damages, judgments, costs and expenses (including reasonable attorney's fees) arising out of or in any way connected with any breach or alleged breach by Reseller of any representation, warranty or agreement contained in this section 10, or elsewhere in this Agreement.

     10.3
     In no event shall Antigua Online Gaming be liable to the Reseller, Reseller's customers or any other third party claim for any indirect,

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 112

                             NET-FORCE SYTEMS, INC.


     special, or consequential damages, including lost profits, whether based upon a claim or action of contract, warranty, negligence, or other tort or breach of any statutory duty, indemnity or contribution, or otherwise arising out of this agreement, or the use and promotion of the Service, and/or any other act or omission relating to the Service in any connection to the sale or promotion of the Service, even if, in any such case, Antigua Online Gaming has been advised of the possibility of such damages.


11.  No Representation or Guarantee Regarding Profits or Income.

     Reseller agrees, understands and acknowledges that the Antigua Online Gaming, it's parent company, it's sub entities, it's agents, it's officers, it's directors, it's shareholders, and/or accountants have made no representation of any nature whatsoever to Reseller and/or "Reseller's agents, servants and/or employees regarding profits, income, or money which Reseller may obtain or generate from the Service and/or from entering into this "Agreement" and/or from marketing and/or promoting any version of this Service, and/or form any other matter relating to this "Agreement" and/or to the subject matter of this "Agreement". Any expression by Antigua Online Gaming in this regard is an expression of opinion only and Reseller agrees understands and acknowledges that they have not been induced to, and/or persuaded thereby to, enter into this "Agreement" and that Reseller has entered in to the Agreement of their own free will and choice, without any force or duress, and only after thorough, complete, full, and thoughtful investigation and after obtaining independent advice and counsel from their accountant, their attorney, and their financial advisors.


12.  Assignment.

     This Agreement and rights and duties hereunder may not be assigned or transferred, either in whole or in any part by Reseller without the express prior written consent of Antigua Online Gaming, which consent shall not be unreasonably withheld.


13.  Binding Effect.

     This Agreement and the provisions hereof shall be binding upon and inure to the benefit of the subsidiaries, affiliates, officers, directors, employees, agents, families, heirs, beneficiaries, executors, administrators, personal representatives, successors-in-interest and assigns of the respective parties hereto, and any entity which acquires either of the respective parties hereto.


14.  Severability.

     If it is determined by a court of competent jurisdiction that any provision contained in this Agreement is illegal or unenforceable, such determination shall solely affect such illegal or unenforceable provision and shall not affect the validity or enforceability of the remaining provisions of this Agreement.


15.  Further Acts.

     Each party agrees to perform such further acts and to execute and deliver to the other party any and all further documents which are required to carry out the purpose and intent of this Agreement or any of the provisions contained herein.


16.  Notices.

     Except as otherwise provided herein, all notices, payments, or any other communications provided for herein shall be in writing or emailed and shall be given by email or personal delivery, or by mail, certified or registered, postage prepaid, return receipt requested, sent to the other party to this Agreement to whom it is given at the address set forth below, or such other address as either party to this Agreement may direct by notice given in accordance with the provisions of this Section. All notices shall be deemed effective upon personal delivery, or seven (7) days following deposit in the mail, or three (3) days following delivery through electronic mail (email):

     Email: support@starnetsystems.net


17.  Dispute Resolution.

     17.1.
     Agreement to Submit to Binding Arbitration. Except as otherwise provided below, the parties agree to submit disputes between them relating to this Agreement and its formation, breach, performance, interpretation and application to binding arbitration as follows.

     17.2.
     Notice. Each party will provide written notice to the other party of any dispute within six (6) months of the date when the dispute first arises or occurs. If a party fails to provide such notice, recovery on the dispute will be barred.


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 113

                             NET-FORCE SYTEMS, INC.


     17.3.
     Arbitration Rules. Arbitration will be conducted in Antigua, pursuant to the Arbitration legislation then in effect in the Antigua. Except as otherwise agreed, the arbitration shall be conducted by a single arbitrator. The arbitration award will be final and binding and may be enforced in any court of competent jurisdiction.

     17.4.
     Costs and Attorneys' Fees. Unless the arbitrator finds that exceptional circumstances require otherwise, the arbitrator will grant the prevailing party in arbitration its costs of arbitration and reasonable attorneys' fees as part of the arbitration award.

     17.5.
     Exceptions. Neither party will be required to arbitrate any dispute relating to actual or threatened: (a) unauthorized disclosure of Confidential Information; or (b) violation of Antigua Online Gaming's proprietary rights. Either party will be entitled to receive in any court of competent jurisdiction injunctive or other equitable relief, in addition to damages, including court costs and fees of attorneys and other professionals, to remedy any actual or threatened violation of its rights with respect to which arbitration is not required hereunder.


18.  Relationship of the Parties.

     This Agreement does not create a partnership or joint venture between the parties hereto and neither party shall have the power or authority to obligate or bind the other in any manner whatsoever.


19.  Entire Agreement.

     This Agreement supersedes all prior negotiations, understandings and agreements between the parties hereto concerning the subject matter hereof. This Agreement may not be changed nor modified, nor may any provision hereof be waived, except in a writing signed by the parties hereto.


20.  Governing Law.

     This Agreement shall be governed by and construed in accordance with the laws of Antigua.


21.  Survival of Rights.

     Notwithstanding anything to the contrary contained in this Agreement, any obligations which remain executory after expiration of this Agreement shall remain in full force and effect until discharged by performance and such rights as pertain thereto shall remain in full force and effect until their expiration.


22.  Headings.

     The headings used in connection with the paragraphs and subparagraphs of this Agreement are inserted only for purposes of reference. Such headings shall be not deemed to govern, limit, modify or in any other manner affect the scope, meaning or intent of the provisions of this Agreement, nor shall such headings otherwise be given any legal effect.














--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 114