Form 20-F/A
period 2001-04-30
NET FORCE SYSTEMS INC
filed 2002-05-14
CIK 1084201

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

                             NET-FORCE SYTEMS, INC.


                                Table of Contents



FORWARD LOOKING STATEMENTS..................................................3

PART I......................................................................3

   ITEM 1.  DESCRIPTION OF BUSINESS.........................................3
     I.       BUSINESS DEVELOPMENT..........................................3
        A.       NET-FORCE SYSTEMS INC......................................3
        B.       NET-FORCE SYSTEMS INC. CORPORATE HISTORY...................7
     II.      BUSINESS OF THE ISSUER........................................8
     III.     BUSINESS AND MARKETING STRATEGIES............................10
     IV.      INDUSTRY OVERVIEW............................................14
        A.       Global Gaming Industry....................................14
        B.       Internet Gambling Industry................................16
     V.       COMPETITION..................................................17
     VI.      RISKS........................................................18
        A.       RISKS RELATED TO THE BUSINESS.............................18
        B.       RISKS RELATED TO THE INDUSTRY.............................21
        C.       RISKS RELATED TO SECURITIES MARKETS.......................22
     VII.     REGULATORY BACKGROUND........................................23
     VIII.    DISCLOSURE...................................................27
   ITEM 2.  DESCRIPTION OF PROPERTY........................................27
   ITEM 3.  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.......................27
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
   MANAGEMENT..............................................................28
   ITEM 5.  NATURE OF TRADING MARKET.......................................29
   ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
   SECURITY HOLDERS........................................................29
   ITEM 7.  TAXATION.......................................................29
   ITEM 8.  SELECTED FINANCIAL DATA........................................30

SELECTED FINANCIAL DATA....................................................30

   ITEM 9.  MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND PLAN OF OPERATION.........................................31
     I.       PLAN OF OPERATIONS...........................................31
        A.       Revenues and Financing....................................31
        B.       Operations for the Next Twelve Months.....................34
        C.       Balance Sheet Data........................................35
        D.       Liquidity and Capital Resources...........................35
        E.       Material Commitments for Capital Expenditures.............35
        F.       Material Commitments for Resources........................36
        G.       Impact of Inflation.......................................36
        H.       Year 2000 Risks and Compliance............................36
   ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK.............................................................36
     I.       QUANTITATIVE INFORMATION ABOUT MARKET RISK...................36
     II.      QUALITATIVE INFORMATION ABOUT MARKET RISK....................36
   ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
   CONTROL PERSONS.........................................................37
     I.       DIRECTORS AND EXECUTIVE OFFICERS.............................37
   ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.........................38
   ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
   OR SUBSIDIARIES.........................................................39
   ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................39

PART II....................................................................39

   ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.....................39
   ITEM 15. DEFAULTS UPON SENIOR SECURITIES................................39
   ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY
   FOR REGISTERED SECURITIES...............................................39

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page i

                             NET-FORCE SYTEMS, INC.


PART III...................................................................40

   ITEM 17. FINANCIAL STATEMENTS...........................................40
     NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS,
     APRIL 30, 2001........................................................40
   ITEM 18. FINANCIAL STATEMENTS...........................................61

PART IV.  INDEX TO EXHIBITS................................................61

MATERIAL CONTRACTS.........................................................61

SIGNATURES.................................................................61

        EXHIBIT 3.1 Articles of Incorporation of Net-Force
        Systems Inc........................................................62
        EXHIBIT 3.2 Bylaws of Net-Force Systems Inc........................65
        EXHIBIT 3.3 Articles of Incorporation - Net-Force
        Entertainment Inc..................................................72
        EXHIBIT 3.4 Bylaws of Net-Force Entertainment Inc..................75
        EXHIBIT 10.1 Starnet Systems Inc. (formerly Softec
        Systems Caribbean Inc), Amendment to Software
        License Agreement..................................................82
        EXHIBIT 10.2 Government of Antigua and Barbuda
        Gaming License.....................................................99
        EXHIBIT 10.3 Sales and Marketing License Agreement................102
        EXHIBIT 10.4 Antigua Online Gaming Wagering and
        Gaming Reseller Agreement.........................................113
        Exhibit 10.5 American International Bank (Lease
        Agreement) - filed separately.....................................119
        Exhibit 10.6 Geneva Overseas Holdings Ltd. Debt to
        Equity Conversion Agreement - filed separately....................119
        Exhibit 10.7 IFG Investments Services Inc. Debt to
        Equity Conversion Agreement - filed separately....................119
































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


As of April 30, 2001, we have material agreements with the following parties; World Gaming Plc., Electronic Financial Services Caribbean, Inc., Registered Partners, as a group, and the Antigua and Barbuda Free Trade and Processing Zone.

All of the agreements detailed below relate to Net-force Systems Inc.'s wholly-owned operating subsidiary, Netforce Entertainment Inc.:


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 3

                             NET-FORCE SYTEMS, INC.


World Gaming Plc. (see Exhibit 10.1 for full details and terms of this
----------------------------------------------------------------------
agreement)
----------

Parties to the agreement. The parties to this agreement are Netforce
-------------------------
Entertainment Inc. (`the licensee') and originally Softec Systems Caribbean, Inc., then Starnet Systems, Inc., now currently World Gaming Plc. (`the licensor').

Initial date and term of agreement. The agreement was originally signed on July
-----------------------------------
31, 1999. This Agreement is in effect for a period of one-year (the "Term") and shall be automatically renewed indefinitely with additional one year terms.

Termination provisions. The Licensee may give written notice of termination of
-----------------------
this Agreement at least 45 days prior to the end of any one year period. World Gaming Plc. may terminate this Agreement by giving written notice to the Licensee at least six months prior to the end of any one year term. World Gaming Plc. may terminate this Agreement at any time upon five days notice if; the Licensee is more than 30 days in arrears in paying any material monthly fees due and owing to World Gaming Plc., or if the Licensee becomes bankrupt or insolvent or ceases carrying on business for any reason, or if the Licensee is more than 30 days in arrears in paying any material monthly fees due and owing to the licensor.

Obligations of the Licensor. (see Exhibit 10.1,"Obligations of the Licensor",
----------------------------
section 2.1 to 2.7.7 ) The primary material obligations of the licensor under the software license agreement include (but are not limited to) the following:
     o    Softec shall supply the Hardware
     o Softec shall maintain the Hardware and pay all costs for maintaining and/or upgrading the Hardware.
     o    Softec shall supply the office space required to house the Hardware.
     o    The Hardware shall, at all times, remain the property of Softec.
     o Softec shall supply an appropriate connection to the Internet with sufficient bandwidth to properly operate the Licensed Software.
     o Softec shall make all reasonable efforts to repair and correct any problems arising under Softec's areas of responsibility that may arise from time to time which would cause it to be unable to perform its' obligations under this Agreement (see section 1.5.4).
     o Softec shall install the Licensed Software on the Hardware. Softec shall allow all of the Licensee's customers and all persons who seek to be licensee's customers Internet access to the Licensed Software. Softec shall allow the Licensee's customers to download directly from the server the Downloadable Software necessary for the Licensee's customer to play the Games.
     o Softec will provide all upgrades of the Licensed Software that do not require changes to the graphical interface, at no charge to the Licensee.
     o All upgrades are to be made available to the Licensee within 30 days of the completion of testing.
     o Softec warrants that the Licensed Software correctly implements algorithms, which are in accordance with the rules and payouts, which may be displayed on the screen at any time by the player. Pseudo-random numbers used by the software for the purposes of choosing game outcomes and shuffling cards are generated in an unbiased manner.
     o Softec shall provide a transaction processing system that will allow the Licensee's customers to deposit funds for use of the Games (the "Transaction Processing System")
     o Softec shall supply 24-hour technical support for the Licensee's customers and for the Licensee.
     o Softec shall maintain records of all transactions and wagers placed utilizing the Licensed Software.
     o    Softec shall maintain a database containing the Customer Information.
     o Softec shall determine the games available in the casino and both versions of the sportsbook, from time to time, in its sole discretion.

Obligations of Netforce Entertainment Inc. (see Exhibit 10.1,"Obligations of the
------------------------------------------
Licensee", section 3.1 to 3.6.8) The primary material obligations of Netforce Entertainment Inc. (the "licensee") under the software license agreement include (but are limited to) the following:
     o The Licensee shall be responsible for obtaining and maintaining all necessary licenses for the operation of an Internet Casino and an Internet Sportsbook operation.
     o The Licensee shall be responsible for all marketing of the services offered through the Licensed Software.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 4

                             NET-FORCE SYTEMS, INC.


     o The Licensee shall be responsible for the production and distribution of compact discs containing the Downloadable Software.
     o    The Licensee shall not alter the Licensed Software as supplied
     o The Licensee shall be solely responsible for determining which jurisdictions they choose to market to and receive wagers from.
     o The Licensee shall construct and maintain the entire web site(s) where the Downloadable Software is to be made available to the Licensee's customers (the "Web Sites").
     o The Licensee shall include in their Terms and Conditions of Play for the Licensed Software the Terms and Conditions that are recommended by the licensor.

Amount of fees paid to date and potential payments. Fees under the software
---------------------------------------------------
license agreement consist of a one-time up-front software configuration fee and an ongoing monthly net revenue royalty fee. An initial payment of $10,000 was paid to the licensor on July 31,1999 for the initial software configuration. All other up-front fees were subsequently waived due to a compensation arrangement resulting from software malfunctions in the early stages of operations. The specific terms are detailed in the Amendment to Software License Agreement dated September 6, 2000 (see Exhibit 10.1 Amendment to Software License Agreement). Monthly fees payable are detailed in the Schedule A section of the agreement. An ongoing royalty fee calculated on a sliding scale is applied to monthly net revenues generated by the casino. The royalty fee starts at 25% of monthly net revenue up to $500,000 and decreases as a percentage as revenue increases above the level of $500,00 per month. Please see Exhibit 10.1, Schedule A, of the software license agreement for complete royalty fee schedule. Monthly royalty fees are due and payable by the 15th of the following month in which the royalty fee is calculated. Currently no fees are outstanding by either party.


Electronic Financial Services Caribbean, Inc. (see Exhibit 10.1 for full
------------------------------------------------------------------------
details)
--------

It must be noted that this agreement forms part of the overall software licensing agreement originally entered into with Softec Systems Caribbean, Inc., now World Gaming Plc. Electronic Financial Services Caribbean, Inc. is a wholly-owned subsidiary of World Gaming Plc., and its sole purpose is to collect and process customer deposits and credits and distribute winnings on behalf of World Gaming Plc.'s gaming software licensees. In essence, Electronic Financial Services Caribbean, Inc. acts as a clearing house providing processing, accounting, and monthly settlement of all financial transactions (see Exhibit
10.1 Software License Agreement, Section 2.3.1 Financial Transactions). Therefore, the parties to the agreement, initial date and term of agreement, termination provisions, and the obligations of the parties, are the identical to the details and terms specified in the software license agreement with World Gaming Plc.

The financial transaction processing fees specifically related to Electronic Financial Services Caribbean, Inc. are detailed in Schedule A of the Software License Agreement under the section "Schedule of Merchant Number Terms". The primary fees charged for this service include a credit card discount fee of 5.5% charged on every deposit, a fee of $1.60 per each transaction, and a $5.00 charge for each bank draft sent out to pay customers winnings. As well, a $25 processing fee is levied for each credit card chargeback. A rolling reserve of 10% (originally 5%) of monthly deposits is held back to offset any future credit card chargebacks. This reserve is charged on a 180-day rolling basis.


Registered Partners (or `Resellers'), As a Group (see Exhibit 10.4 for full
---------------------------------------------------------------------------
details and terms of this agreement)
------------------------------------

Parties to the agreement. This agreement is entered into by and between Netforce
-------------------------
Entertainment Inc.'s casino web site, Antigua Online Gaming (www.aogaming.com)
                                                             ----------------
and each individual partner or reseller that agrees to the terms and conditions of this agreement online at the web site.

Initial date and term of agreement. This Agreement shall commence and be deemed
-----------------------------------
effective on the date when accepted by an authorized representative of the Reseller (the "Effective Date"). This Agreement shall be deemed to be accepted by the Reseller when the Reseller chooses "YES" to the "Antigua Online Gaming WAGERING AND GAMING PARTNERS AGREEMENT" and hits the submit button on the Reseller Sign-Up page. This Agreement is in effect for a period of one (1) year (the "Term") with additional one (1) year extensions at Reseller's option.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 5

                             NET-FORCE SYTEMS, INC.


Obligations of Antigua Online Gaming. The primary obligations under this
-------------------------------------
agreement by Antigua Online Gaming include providing access to; casino style games, sports book, merchant accounts, credit card authorization, fraud control, financial management of receivables including all reports and accounting services, all in accordance with standard practices and procedures. The choice of content for the Service, and the choice of persons retained to deliver the Service's, shall be determined by Antigua Online Gaming in its sole discretion.

Obligations of other party (partner or reseller). The Partner shall use best
-------------------------------------------------
commercially reasonable efforts to actively and effectively advertise, market and promote the Service as widely and aggressively as possible so as to maximize the financial benefit to Reseller and to Antigua Online Gaming. Reseller shall only engage in advertising, marketing and promotional efforts which do not violate any law and which reflect positively upon the business reputation of Antigua Online Gaming. In particular, Reseller agrees to market the product in a manner that is consistent with the content and style of the Service provided by Antigua Online Gaming. Further, the Partner or Reseller shall bear all costs and expenses incurred in connection with the advertising, marketing and promotion of the Service, including but not limited to all costs relating to the marketing.

Termination Provisions. Antigua Online Gaming, after six months from the
-----------------------
Effective Date, shall have the right to terminate this contract if Reseller fails to generate a minimum of three hundred (300) "Independent customers" in any given month for the first five months and five hundred (500) in any given month thereafter. Notwithstanding anything in this Agreement neither party shall have the right to terminate this Agreement within the first six months of the Agreement.

Amount of fees paid to date and potential payments. As used herein, "Reseller
---------------------------------------------------
Percentage" shall mean the percentage or commissions paid to Reseller of the actual net revenue received from a user (the "Customer") for approved use of the Service. The actual Reseller Percentage shall be equal to 25 percent (25%) of the Net Monthly Revenue. "Net Monthly Revenue" shall mean the total amount wagered in the casino and the sportsbook, less the amount winnings paid out less the total charges for all financial transaction processing fees. Reseller commissions are paid on a monthly basis by the 20th of the following month and are up to date and current.

Amount of fees received to date and any future amounts of fees to be received.
------------------------------------------------------------------------------
Given the commission compensation structure of this agreement, no fees are expected to be received.


Antigua and Barbuda Free Trade and Processing Zone (see Exhibit # 10.2 for full
-------------------------------------------------------------------------------
details)
--------

The Antigua and Barbuda Free Trade and Processing Zone provides an interactive gaming license and regulatory framework to allow Netforce Entertainment Inc. to legally conduct virtual casino and sports wagering operations. To obtain an interactive gaming licence, a prospective licensed operator must submit an application detailing shareholder ownership of the corporation greater than 5%, personal information on the Directors and Officers, bank and professional references, as well as criminal record clearance certificates on the principals. For complete details and overview of the Free Trade Zone and Processing Act, 1994, see http://www.dirgaming.gov.ag/legislation.asp.
          -------------------------------------------

Parties to the agreement include Net-Force Systems Inc's wholly-owned
------------------------
subsidiary, Netforce Entertainment Inc., and the Antigua and Barbuda Free Trade and Processing Zone which in turn sets out the regulations concerning Interactive Gaming and Interactive Wagering.

Initial date and term of agreement. The initial date of licensing and official
-----------------------------------
approval of the licence application was August 5, 1999 (see Exhibit 10.2 for letter of approval from the Director of Offshore Gaming, Antigua dated August 5,
1999). Due to the delay in the commencement of live operations, the license was activated on April 7, 2000. The term of the license is one year, which was renewed on April 6, 2001 and expires on April 7, 2002.

Obligations of Netforce Entertainment Inc. and purposes of the regulations are
--------------------------------------------------------------------------
as follows:
     o To provide a lawful basis for the regulation and control of interactive gaming, interactive wagering and interactive related activities conducted within and from the jurisdiction and by the authority of Antigua and Barbuda as a means of promoting and preserving economic development
     o To ensure that operators of interactive games treat players fairly and that they pay winners promptly

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 6

                             NET-FORCE SYTEMS, INC.


     o To ensure that the persons engaged in the business of interactive gaming and interactive wagering are fit and proper persons
     o To prohibit and eliminate illegal activities such as money laundering in interactive gaming and interactive wagering

Suspending or revoking the License (Termination provisions). Please note that
------------------------------------------------------------
there are a number of instances detailed in the regulations concerning Interactive Gaming and Interactive Wagering that provide the authority with sufficient grounds to revoke the gaming license. Therefore the following is a list of the more common instances outlined in the regulations:
     o The licence holder has been convicted of an indictable offence or other crime
     o The licence holder has contravened a material term or condition of the Interactive Licence
     o    The licence holder is insolvent
     o The Interactive licence was obtained by a materially false or misleading representation
     o    The licence holder has failed to meet commitments to players
     o    The licence holder has failed to pay timely its required annual fees
     o The Authority, in its sole discretion, has determined there is material and sufficient reason for suspending or revoking the licence.

Amount of fees paid to date and potential payments. The annual fee paid for the
---------------------------------------------------
gaming license covering the period from April 6, 2001 to April 7, 2002 was $100,000. This fee was paid in full on April 5, 2001. No further payments are due during the period covered until the expiry date for renewal is reached.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 7

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 8

                             NET-FORCE SYTEMS, INC.


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


Netforce Entertainment Inc. is fully licensed and regulated by the Antigua and Barbuda Free Trade & Processing Zone under clearly defined legislation in that sovereign nation. Netforce Entertainment Inc. has the added distinction of having acquired the "preferential seal of approval" status from the Antigua and Barbuda Free Trade and Processing Zone. We display this seal on the Gaming websites with an associated link to the Antigua and Barbuda Free Trade & Processing Zone website so that consumers (players) will be able to contact the Antigua regulatory authorities with any concerns, complaints and/or inquiries. The Antigua licensee preferential seal as well as a text link to the Antigua Directorate of OffshoreGaming website at www.antiguagaming.gov.ag is clearly displayed under the Subsidiaries section of our company websote located at www.netforcesystems.com. This distinction further signifies that we have consented to and successfully undergone intense scrutiny under the legislated due diligence requirements in Antigua. This mechanism provides the consumer (player) recourse to register any complaints with the Antigua regulatory body and instills credibility and confidence in the operator and the industry as a whole in that particular jurisdiction. Netforce Entertainment's primary casino and sportsbook gaming website is appropriately named Antigua Online Gaming, capitalizing on the recognized brand identity that Antigua has established as a result of becoming the hub of the Internet Gaming Industry. The websites' URLs can be found on the World Wide Web at www.aogaming.com, www.aocasino.com, and
                                      ----------------  ----------------
www.aosportsbook.com.
--------------------


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 9

                             NET-FORCE SYTEMS, INC.


and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting.


III. BUSINESS AND MARKETING STRATEGIES
     ---------------------------------


We intend to capitalize on the evolving opportunities on the Internet by developing and marketing Internet casinos and sports wagering websites to small and medium sized third-party operators at a reduced initial investment. Netforce Entertainment Inc., a wholly owned subsidiary of Netforce Systems Inc., and based in Antigua West Indies, was established to pursue Internet Gaming opportunities. Netforce Entertainment Inc.'s corporate mission is to deliver efficient and entertaining online gaming services to a global market of end user customers. Netforce Entertainment Inc. will provide online gaming software licensing through third-party marketing agreements. Netforce Entertainment Inc. will also provide marketing, support, and web-site design capabilities for online gaming operators. Netforce Entertainment Inc. will utilize the Internet to deliver these products in a cost-effective, efficient and profitable manner. Netforce Entertainment Inc. aims to accomplish its objectives by applying the following Business strategy:


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 10

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 11

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 12

                             NET-FORCE SYTEMS, INC.


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

Submissions to Search Engines. Potential players often learn about websites on
------------------------------
the Internet from listings on search engines. We have submitted its URL's and a brief description of its Internet casino gaming and sports wagering websites to various search engines so that our information is available to potential players who use search engines to locate Internet gaming sites. Examples of the search engines that the company's URLs have been submitted to include: www.yahoo.com,
                                                                -------------
www.altavista.com , www.lycos.com, www.dmoz.com, www.directhit.com,
-----------------   -------------  ------------  -----------------
www.euroseek.com, www.excite.com, www.looksmart.com, www.hotbot.com. The
----------------  --------------  -----------------  --------------
websites have also been submitted to the following Internet casino directories including but not limited to www.gamblingregistry.com, www.casinolocator.com,
                             ------------------------  ---------------------
www.casinoseek.com, www.gambling.com, and www.top100casinos.com. These
------------------  ----------------      ---------------------
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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 13

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 14

                             NET-FORCE SYTEMS, INC.


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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 15

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 16

                             NET-FORCE SYTEMS, INC.


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
and http://www.poker.com/.
    ---------------------

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 17

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 18

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 19

                             NET-FORCE SYTEMS, INC.


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

Potential for indebtedness. There is no assurance that we will not incur debt in
---------------------------
the future, that it will have sufficient funds to repay its indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. As of the period ended April 30, 2001, the total outstanding long term indebtedness is $178,596. Total liabilities are $952,150, comprised of $773,554 in current liabilities and $178,596 in long term debt.

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 20

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 21

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 22

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 23

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 24

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 25

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 26

                             NET-FORCE SYTEMS, INC.


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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 27

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


Name and Address                         Amount and Nature         Percent
of Beneficial Owner                      of Beneficial Owner (1)   of Class
--------------------------------------------------------------------------------
Terry G. Bowering*                       4,400,000                  58.7%
Marble Hill.                             beneficial owner (2)
P.O. Box W-645
St. John's, Antigua, West Indies
*Chairman,/President/Chief Executive
Officer

Terry G. Bowering*                       500,000                     6.7%
C/o High Street & Corn Alley             beneficial owner (3)
P.O. Box 1679
St. John's, Antigua, West Indies

Dwight Lewis, Director                   50,000                     0.7 %
Cassada Gardens
P.O. Box W-386
St. Johns, Antigua West Indies

Douglas N. Bolen                         500,000                     6.7%
Suite #2103-1188 Quebec Street           beneficial owner (4)
Vancouver, B.C., Canada

Greg Hurd                                500,000                     6.7%
P.O. Box 612, Times Sq.                  beneficial owner (5)
Providenciales
Turks and Caicos Islands

Jean-Claude Roder                        500,000                     6.7%
54 Route Des Acacias                     beneficial owner (6)
1227 Carouge-Geneva, Switzerland

M. Dierkes                               500,000                     6.7%
Oscar Espla 14 - Apt. 31                 beneficial owner (7)
03580 Alfazdel Pi-Albir (ALC), Spain

Alfred Peeper                            500,000                     6.7%
Mensinge 72                              beneficial owner (8)
1083 HG Amsterdam, The Netherlands

Total shares outstanding 7,500,000                                   100%
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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 28

                             NET-FORCE SYTEMS, INC.


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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 29

                             NET-FORCE SYTEMS, INC.


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





--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 30

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 31

                             NET-FORCE SYTEMS, INC.



Analysis of Operations for fiscal period-ended April 30, 2001. The most significant changes in operations in the twelve-month period-ended April 30, 2001, as compared to the previous fiscal period were realized in the areas of sales, advertising and marketing expenditures, interest expense, and salaries and wages. The casino website has now operated for a full year. Given that the launch of casino website operations with real-money deposits and wagers officially commenced on April 7, 2000, the most significant change for the fiscal period-ending April 30, 2001 was the increase in sales from $1,399 in previous period to $318,490 for twelve-month period-ended April 30, 2001. Income before expenses for the period was $114,371 compared to $13,927 in previous fiscal period. We expect to experience a higher cost of sales and therefore lower margins in the early stages of development of the casino website operations due to aggressive deposit incentive and bonus credit promotions designed to generate new customer signups to establish a base of active customers. As well, aggressive affiliate commissions paid to further generate new customers also contribute to cost of sales. Advertising and marketing expenditures combined for fiscal year 2001 increased from $147,283 to $238,384, a 62% increase. This was due to the fact that the casino website has now operated for a full year. Interest expense on the promissory note was $78,495 for the period, a 41% increase over the previous period. The promissory note was issued on July 15, 1999, therefore interest expense in previous fiscal period was accrued for only nine months of the twelve-month period. Salaries and wages declined by 52% for the period from $93,616 to $44,814. This decline in salaries and wages was due to our decision to reduce four clerical staff members during the period. These reductions in staff did not adversely affect operations. Professional fees increased from $21,527 to $46,219 for the period, a 115% increase. We fully expect that professional fees will decline going forward as legal opinions and expenses, along with consulting fees necessary to organize and establish the operations in the early stages of development will not be required in the future. Reported total net loss for the period was $484,597, a 22 % increase over the loss from the previous fiscal period. This increased loss was due to the fact that substantial resources were necessarily allocated to launch and establish the casino website in its first full year of operation. For the operational period beginning April 7, 2000 to April 6, 2001, we did not incur an expense for the Antigua Gaming license. We had initially entered into a software agreement with Softec Systems (now World Gaming Plc.) on July 31, 1999. Subsequent to that date, we agreed to amend the agreement to the effect that Starnet Systems, Inc. paid Netforce Entertainment Inc.'s gaming license fees for the period April 7, 2000 to April 6, 2001 as compensation for the software design delays and software malfunctions that adversely affected our ability to accept real money deposits in the initial stages (see Exhibit 10.1 Amendment to Software License Agreement, point no. 5). These expenses were determined to be offsetting in amount with the estimated revenue losses from not having the software functioning correctly and for the marketing and advertising expenses incurred by Netforce Entertainment Inc. during the period from January of 2000 to April 6, 2000, leading up to the official (successful) launch of the Casino web site on April 7, 2000. We determined that the most accurate presentation of the financial statements would be to not include the license fees expense because the estimated revenue loss could not be accurately estimated, and that it would be misleading to show a capital contribution from Softec Systems for the amount of the license fee because that was not the substance of the transaction.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 32

                             NET-FORCE SYTEMS, INC.


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

Actual payments made by Netforce Systems Inc. to Softec Systems to date consist of a deposit of US$10,000.00 upon the signing of the software agreement. This payment was the first installment of the total US$100,000.00 one-time software set-up and configuration fee. The balance of payments as detailed in the software agreement called for the balance of US$90,000 to be paid in monthly installments @ US$10,000 until fully paid. The payment schedule for the software was to have commenced on the date of `live' operations and the design and testing of the gaming website is complete and the first deposit received. The date was April 7th, 2000. On September 6, 2000, the balance payable of $90,000 was negotiated and adjusted to zero payable as a result of a compensation agreement to cover early software configuration difficulties delaying the planned launch date of the casino website in early 2000. See Exhibit 6.1, Amendment to Software License Agreement.

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 33

                             NET-FORCE SYTEMS, INC.


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


B.   Operations for the Next Twelve Months
     -------------------------------------

Our primary on-line wagering website, www.aogaming.com, went live on the Internet on April 7th, 2000. Since that time, the Web site has gone through several changes, re-designs, and upgrades as management had deemed necessary as a result of evolving customer needs and competitive influences. We intend to hire additional product, marketing, website and graphic design personnel over the next twelve months as is deemed necessary by management. From customer feedback data obtained from the websites during the first twelve to fifteen months of operations, we plan to make adjustments to the operations as is deemed necessary by management. We intend to impose tighter controls on administrative expenses that will positively affect future operations by allowing us to re-invest the additional cashflow into advertising and marketing strategies to further drive growth and ultimately, profitability.

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





--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 34

                             NET-FORCE SYTEMS, INC.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 35

                             NET-FORCE SYTEMS, INC.


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


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

I.   QUANTITATIVE INFORMATION ABOUT MARKET RISK

     Not Applicable

II.  QUALITATIVE INFORMATION ABOUT MARKET RISK

     Not Applicable


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 36

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 37

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 38

                             NET-FORCE SYTEMS, INC.


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

     Not Applicable


ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not Applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable.

















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 39

                             NET-FORCE SYTEMS, INC.


PART III

ITEM 17.  FINANCIAL STATEMENTS

i.       NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001



NET FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30, 2001




















                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2001 and 2000



















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 40

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

Consolidated Statements of Operations..................................... 6

Consolidated Statements of Stockholders' Equity (Deficit)................. 7

Consolidated Statements of Cash Flows..................................... 8

Notes to the Consolidated Financial Statements........................... 10

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 41

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 45

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 46

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
                                                                             ==============   ==============

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 56

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 57

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 58

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

NOTE 10 - GAMING LICENSE


          The Company is required to purchase a gaming business license on an annual basis. The cost of the license is $100,000 and is amortized over twelve months. Amortization expense for the years ending April 30, 2001, 2000, and 1999 was $8,333, $-0- and $-0-, respectively. The
          Company did not incur an expense for the Gaming license for the period April 7, 2000 to April 6, 2001. Softec Systems paid the gaming license fees for this period as compensation for software design delays and malfunctions that adversely affected the Company's ability to accept real money deposits in the initial stages. The Company determined that the most accurate presentation of the financial statements would be to not include the license fees expense because the estimated revenue loss could not be accurately estimated, and that it would be misleading to show a capital contribution from Softec Systems for the amount of the license fee because that was not the substance of the transaction.


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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 59

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
                                                                ==============

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 60

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

Date:    April 12, 2002


          /s/ "Dwight Lewis"
         ----------------------------------------------------
         Dwight Lewis, Director










--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 61

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 62

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 63

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

The name and address of the Corporation's incorporators are:

Stacy Richards-Anjo                      Ethlyn Tonge
C/o Hill & Hill Chambers                 c/o Hill & Hill Chambers
Long Street, St. John's                  Long Street, St. John's
Antigua                                  Antigua




  "Stacy Richards-Anjo"                     "Ethlyn Tonge"
--------------------------------        -----------------------------

DATED this 24th day of February, 1999 at St. John's, Antigua.
-------------------------------------------------------------





























--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 64

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 65

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

             7. Meetings
                --------

7.1      Annual Directors' Meeting
         -------------------------

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 66

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 67

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 68

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 69

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 70

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

             14. Initial Directors
                 -----------------

     The initial Board of Directors shall be composed of:

                 Terry G. Bowering
                 Douglas N. Bolen






--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 71

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

     There being no further business the meeting ended at 11:45 a.m.


     /s/ "Alice Roberts"                  /s/ "Clovis Grant"
     --------------------------           ----------------------------
     Alice Roberts                        Clovis Grant
     Chairman of Meeting                  Secretary of Meeting



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 72

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 73

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

     The name and address of the Company's incorporators are;-

     CLARE K. ROBERTS, Attorney-at-law, 60 Nevis Street, St.John's, Anitgua

     CLOVIS GRANT, Attorney's Clerk, 60 Nevis Street, St. John's Antigua.

     Dated this "5th" day of "August", 1999 at St. John's Antigua.

     /s/ "Clare K. Roberts"                /s/ "Clovis Grant"
     -----------------------------         -----------------------------
     Clare K. Roberts                       Clovis Grant
     Attorney-at-Law                        Attorney's Clerk



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 74

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

1.3 ALTERATION OF CAPITAL. The Company may from time to time by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the Resolution shall prescribe. The Company may by ordinary resolution:

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 75

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 76

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 77

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 78

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 79

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

ASDAK INC.
                   NET FORCE ENTERTAINMENT INC
                   Nevis Street, St.John's, Antigua


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 80

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

        Terry G. Bowering
        Douglas N. Bolen

Dated the "17th" day of August 1999

NET FORCE SYSTEMS INC



By    "Terry G. Bowering"
  ------------------------------




































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 81

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 82

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 83

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 84

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 85

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



--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 86

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 87

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 88

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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 89

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 90

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 91

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 92

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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 93

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


Per: /s/ "Christopher Zacharias"              Per: /s/ "Mark Dohlen"


Name:  Christopher H. Zacharias               Name: Mark N. Dohlen

Title: In House Counsel                       Title: CEO


THE LICENSEE:  NET-FORCE ENTERTAINMENT INC.


Per: /s/ "Terry Bowering"

Name: Terry G. Bowering

Title: President, Director











--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 94

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


























--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 95

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

Video editing:-------------------------------    $100.00 per hour

Graphic design:------------------------------     $75.00 per hour

Programming:---------------------------------    $150.00 per hour

Quality Assurance and testing:---------------     $40.00 per hour




































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 96

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



































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 97

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

AGREED TO THIS 6TH DAY OF SEPTEMEBER 2000

/s/ Meldon Ellis
--------------------------------------
Meldon Ellis
Starnet Systems International Inc.

/s/  Terry Bowering
--------------------------------------
Terry Bowering
Net Force Entertainment Inc.

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 98

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













--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 99

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


I remain,


/s/ "Gyneth A. McAllister"
---------------------------
Mrs. Gyneth A. McAllister

















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 100

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

















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 101

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 102

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 103

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 104

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 105

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






--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 106

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 107

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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 108

                             NET-FORCE SYTEMS, INC.


          To Licensor:          Suite #10, Woods Centre, P.O. Box W-645
                                St John's, Antigua, WI
                                Fax:     268.481.1999
                                Copy by E-Mail (for information purposes only):
                                netforce@candw.ag

          To Licensee:          _____________________________________________
                                Fax:     ____________________________________
                                Copy by E-Mail (for information purposes only):
                                o o o

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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 109

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 110

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



Witness                                         [                           ]





                                                [Licensee                   ]

                                                Per:


                                                --------------------------------
                                                [Title                      ]



Witness                                         [                           ]



































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 111

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





















--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 112

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




--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 113

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 114

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

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 115

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

     10.3
     In no event shall Antigua Online Gaming be liable to the Reseller, Reseller's customers or any other third party claim for any indirect,

--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 116

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


--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 117

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














--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 118

                             NET-FORCE SYTEMS, INC.


Exhibit  10.5       American   International  Bank  (Lease  Agreement)  -  filed
                    separately
Exhibit 10.6 Geneva Overseas Holdings Ltd. Debt to Equity Conversion Agreement - filed separately
Exhibit 10.7 IFG Investments Services Inc. Debt to Equity Conversion Agreement - filed separately











































--------------------------------------------------------------------------------
Annual Report 2001                                                     Page 119