Form 20-F
period 2002-04-30
NET FORCE SYSTEMS INC
filed 2002-12-03
CIK 1084201

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended April 30, 2002.

                         COMMISSION FILE NUMBER: 0-29031

                             NET-FORCE SYSTEMS INC.
                             ----------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                        Suite #10-Epicurean, Woods Centre
                        ---------------------------------
                                 P.O. Box W-645
                                 --------------
                               St. John's, Antigua
                               -------------------
                                   West Indies
                                   -----------
              (Address of principal executive offices and zip code)

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2002 was 17,066,033 Common Stock.

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

ITEM 17 [X]   ITEM 18 [ ]

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS
                                -----------------

PART I........................................................................1

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............1
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..........................1
   ITEM 3.   KEY INFORMATION..................................................1
   ITEM 4.   INFORMATION ON THE COMPANY.......................................8
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................23
   ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................29
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............33
   ITEM 8.   FINANCIAL INFORMATION...........................................34
   ITEM 9.   THE OFFER AND LISTING...........................................34
   ITEM 10.  ADDITIONAL INFORMATION..........................................34
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......39
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........39

PART II......................................................................39

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................39
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS.............................................40

PART III.....................................................................40

   ITEM 17.  FINANCIAL STATEMENTS............................................40
   ITEM 18.  FINANCIAL STATEMENTS............................................40
   ITEM 19.  EXHIBITS........................................................40
   SIGNATURES................................................................40
   CERTIFICATIONS*...........................................................41
   EXHIBIT 99.1..............................................................42

SCHEDULE "A".................................................................43

SCHEDULE "B".................................................................64



























--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page i

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

PART I
------

Introduction
------------

This annual report on Form 20-F relates to the common shares of Net Force Systems Inc. a corporation registered to carry on business in Antigua.

In this annual report, except as otherwise indicated or as the context otherwise requires, the "Company", "we", "us" and "our" refers to Net Force Systems Inc.


Accounting Periods and Principles
---------------------------------

We have prepared our audited annual consolidated financial statements as of April 30, 2002 and for the previous two years in U.S. dollars in accordance with United States generally accepted accounting principles (U.S. GAAP).

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.


Cautionary Statement Regarding Forward-Looking Information
----------------------------------------------------------

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


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
--------------------------------------------------------------

Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
------------------------------------------------

Not Applicable.


ITEM 3.  KEY INFORMATION
------------------------

A.  NET FORCE SYSTEMS INC. SELECTED FINANCIAL DATA
--------------------------------------------------

The following financial information of our company is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of our company and the related notes which are included in this annual report.

We selected historical financial data set forth below as of and for each of the years ended April 30, 2002, 2001 and 2000 have been derived from our consolidated financial statements, which have been audited by HJ & Associates LLC, Certified Public Accountants, Salt Lake City, Utah, USA, independent accountants. We only represent these particular years because the Company commenced operations subsequent to April 30, 1999 even though it was incorporated and in good standing as of March 1, 1999. Our financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP.


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 1

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Our U.S. GAAP audited annual consolidated financial statements as of April 30, 2001 and 2000 are included in this annual report.

                                       2002            2001            2000
                                       ----            ----            ----
Income                               $519,237        $318,490           1,399
Cost of Sales                        (282,020)       (217,769)         (1,477)
Gross Profit                          237,217         100,721             (78)
Net Loss From Operations             (140,552)       (406,798)       (355,681)
Net Loss                             (174,206)       (484,597)       (397,366)
Net (loss) per common share             (0.01)          (0.07)          (0.05)
Total Assets                          236,254         269,194         221,512
Total Shareholders Equity              99,441        (682,956)       (368.359)
Common Stock                           17,066           7,500           8,500
Paid-in Capital                     1,145,037         198,000          27,000
No. of Shares                      17,066,033       7,500,000       8,500,000
Dividend Declared per Share                 -               -               -
Net Income (Loss) per Share              (.01)           (.07)           (.05)


B.  RISKS RELATED TO THE BUSINESS
---------------------------------

Because we are a development stage company, we cannot guarantee our
-------------------------------------------------------------------
profitability.
--------------

The Company was recently formed in the year 2000 and has limited operating history. Since incorporation, the Company has expended resources on technology, license fees, website development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. We anticipate losses will continue to increase from current levels because we expect to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the websites; the expansion of service offerings and website content; and development of relationships with strategic business partners. Current losses to date for the 12 month period ended April 30, 2002 are $(174,206). Cumulative Losses from inception at March 1, 1999 to date to April 30, 2002 are $(1,062,662).

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

Our business is speculative and dependent upon the acceptance of our websites and the effectiveness of our marketing program. Our only assets will be the offshore Internet gaming websites, some administrative office furniture and equipment and the revenues derived from the websites. There can be no assurance that our Internet gaming and sports wagering websites will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

If we fail to respond to change our clients may use competitors products and
----------------------------------------------------------------------------
services.
---------

If we face material delays in introducing new services, products and enhancements, customers may forego the use of our services and use those of competitors. To remain competitive, we must continue to enhance and improve the functionality and features of the websites. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, the existing websites, technology and systems may become obsolete. To develop the websites and technology entails significant technical and business risks. We may use new technologies ineffectively or may fail to adapt the technology to meet customer requirements or emerging industry standards.



--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 2

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Because we use intellectual property, claims may be asserted against the company
--------------------------------------------------------------------------------
for infringing intellectual property rights.
--------------------------------------------

Other parties may assert infringement or unfair competition claims against the Company. We cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

If the trademarks, copyrights and trade secrets we rely on fail others will
---------------------------------------------------------------------------
benefit reducing our competitive advantage.
-------------------------------------------

We intend to take steps to protect proprietary rights which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to its success. We intend to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we intend to provide its services. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

The Internet and Internet-based casinos are new industries and therefore we do
------------------------------------------------------------------------------
not know if they will continue to be accepted by the public in the future.
--------------------------------------------------------------------------

Both the Internet and Internet-based casinos are relatively new industries. The market for Internet and Sports wagering has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. There can be no assurance that gaming and wagering on the Internet will become widespread, or that our websites will become widely used. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors or if our services do not achieve market acceptance, our business, operating results, and the financial condition will be materially adversely affected. Because of the uncertainty regarding the legality of Internet wagering in the United States, and the existing or possible prohibitions in other jurisdictions, we will not permit play by Canadian residents, and may be precluded from offering play to residents of other countries.

Because e-commerce transactions are subject to security risks it may inhibit the
--------------------------------------------------------------------------------
growth of the industry and the acceptance of our products and services.
-----------------------------------------------------------------------

Concerns over the security of transactions conducted on the Internet and other on-line services as well as user's desires for privacy may also inhibit the growth of gaming and wagering on the Internet. The activities of the Company are expected to involve the storage and transmission of proprietary information, such as credit card numbers and other confidential information. Any such security breaches could damage our reputation and expose us to a risk of loss, litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is dependent on World Gaming for its software and the hosting of its websites.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 3

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Gaming's software or website hosting fails, there could be a material adverse effect on our business, financial condition and the results of operations.

Because Consumer's may lack confidence in how we set our odds our business may
------------------------------------------------------------------------------
not be accepted.
----------------

Concerns that a virtual casino's odds can be easily and arbitrarily manipulated may deter customers from using our website. There can be no assurance that we will be able to instill customer confidence in and alleviate negative perceptions about Internet gaming. If our efforts are unsuccessful, it could have a material adverse effect on our business, financial condition and the results of operations.

We are subject to competition from other gaming and sports wagering operators
-----------------------------------------------------------------------------
that are larger and have more resources to compete in the gaming industry and
-----------------------------------------------------------------------------
that have been operating in the industry for longer.
----------------------------------------------------

The market for our Internet gaming and sports wagering services is intensely competitive. Our principal competitors include other on-line Internet casinos. These competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical and marketing resources than us. We believe that the principal factors affecting competition in its proposed market include name recognition, ability to develop aesthetic and diverse casino-style games, customer confidence, ability to respond to changing customer needs, and ease of use. Other than technical expertise and the limited time available to enter the market, there are no significant proprietary or other barriers of entry that could keep potential competitors from developing or acquiring similar tools and providing competing services in our proposed market. Our ability to compete successfully in the on-line casino and sports wagering business will depend in large part on its ability to attract new players and respond effectively to continuing technological changes by developing more sophisticated on-line casino games. There can be no assurance that we will be able to compete successfully in the future, or that future competition will not have a material adverse effect on the business, operating results and financial condition of the Company.

Because we may have to borrow in the future to keep our business operating we
-----------------------------------------------------------------------------
may not be able to satisfy our debt obligations or to obtain debt financing that
--------------------------------------------------------------------------------
allows us to remain in business.
--------------------------------

There is no assurance that we will not incur debt in the future, that it will have sufficient funds to repay its indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. As of the period ended April 30, 2001, the total outstanding long-term indebtedness is $zero. Total liabilities are $136,813, comprised of $136,813 in current liabilities

Because we do not intend to pay any dividends on our common shares, investors
-----------------------------------------------------------------------------
seeking dividend income or liquidity should not purchase common shares in this
------------------------------------------------------------------------------
offering.
---------

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors.

Because we are subject to government regulation we could have our license
-------------------------------------------------------------------------
revoked at anytime.
-------------------

The wagering and casino industry is subject to extensive government regulation and licensing requirements in certain jurisdictions of the world. Legal uncertainties may preclude us from offering our planned Internet gaming in certain jurisdictions like Canada. Some jurisdictions may impose restrictions, licensing requirements or prohibitions on Internet wagering. At present, we do not anticipate any such restrictions, prohibitions or licensing requirements in our target markets but no assurance can be made that such restrictions, prohibitions or licensing requirements will not arise which would materially adversely effect our business, operating results and financial condition of the Company. Also see VII, Regulatory Background, for further discussion on the state of Internet Gaming legislation in the U.S.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 4

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Because we depend on a small group of qualified people, if we cannot hire and
-----------------------------------------------------------------------------
retain qualified personnel, we might be forced to discontinue our operations.
-----------------------------------------------------------------------------

Our success is substantially dependent on the performance of our executive officers and key employees. Given our early stage of development in the Internet gaming business, we are dependent on our ability to retain and motivate high quality personnel. Although we believe we will be able to attract, retain and motivate qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance our services. The loss of one or more of our employees or our inability to hire and retain other qualified employees could have a material adverse effect on the Company. Currently, we identify Mr. Terry G. Bowering, President and Chief Executive Officer, as a key person, as he is involved in the direction of all aspects of the daily operations of the Company. Mr. Bowering does not have an employment contract in place, nor is there any key person insurance on himself. We also depend on Mr. Derek C. Ferguson, Internet Technology Consultant, Mr. Clint Jendyk, Director of Website Design and Development, and Mr. Richard Pestes, Internet Marketing Consultant. We have not entered into any employment or management contracts with our employees nor do we maintain "key-person" insurance of any kind.

Because our current or proposed insurance coverage may not be adequate uninsured
--------------------------------------------------------------------------------
losses may occur.
-----------------

There is no assurance that we will not incur uninsured liabilities and losses as a result of the conduct of its proposed business. We plan to maintain comprehensive liability and property insurance at customary levels. We will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, the shareholders could lose their invested capital.

There is no assurance that we can pay our liabilities.
------------------------------------------------------

We have liabilities to affiliated and unaffiliated lenders. As at April 30, 2002, our total amount of liabilities is $136,813. Current liabilities to unaffiliated lenders (accounts payable) consist of accrued wages payable, International telephone and Internet service payable to Cable and Wireless Telecommunications Company, and fees payable to Pannell Kerr Forster for accounting and auditing services. Customer account deposits account for $47,002 or 34% of total liabilities. We currently have no long term liabilities. These liabilities represent fixed costs, which are required to be paid regardless of the level of profitability experienced by us. There is no assurance that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from players, employees, suppliers or others because of the nature of our business. Litigation could cause us to incur substantial expenses and, if cases are lost, judgments and awards could add to the Company's costs.

Because Net Force and its officers and directors are located in NON-U.S. JURISDICTIONS, investors may have no effective recourse against Net Force or its management for misconduct and you may not be able to enforce judgments and civil liabilities against Net Force and its officers, directors, experts and agents.

Net Force Systems Inc. has been incorporated under the laws of Antigua and Barbuda, and our executive offices are located in Antigua. Our directors, controlling persons and officers, and representatives of the experts named in this prospectus, are not residents of the Unties States of America, and a substantial portion of their assets and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us, the directors, controlling persons, officers and representatives of experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Antigua against us or against any of our directors, controlling persons, officers or representatives of the experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts and of liabilities based solely upon the federal securities laws of the United States.


Risks Related to the Industry
-----------------------------

Our business is dependent upon the continued acceptance of our e-commerce gaming
--------------------------------------------------------------------------------
industry by the public.
-----------------------

Our future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 5

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce and entertainment. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

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

Because we may not be able to maintain or obtain present and future domain names
--------------------------------------------------------------------------------
we may not be able to prevent third parties from benefiting from our domain
---------------------------------------------------------------------------
names.
------

We may be unable to acquire or maintain Web domain names relating to the brand in the jurisdictions in which management may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our websites. We currently hold the www.aogaming.com,
                                                        ----------------
www.aocasino.com and www.aosportsbook.com domain names and may seek to acquire
----------------     --------------------
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

Because laws may change in the future to protect the public there may be a
--------------------------------------------------------------------------
requirement to change the manner of how we do business.
-------------------------------------------------------

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we propose to conduct our business. In addition, the growth and development of the market for online gaming may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

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




--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 6

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Because we are liable for the content of our website we may be subject to
-------------------------------------------------------------------------
regulation and law suits arising from the content.
--------------------------------------------------

As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we intend to carry general liability insurance, such insurance may not cover claims of these types. We cannot be certain that we will be able to obtain insurance to cover the claims on reasonable terms or that we will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business.

Because government regulation may force us to collect and remit taxes we may
----------------------------------------------------------------------------
have to modify our system which would be expensive and reduce potential
-----------------------------------------------------------------------
profitability.
--------------

If one or more states or any foreign country successfully asserts that we should collect taxes on the winnings earned by players, the financial position and results of operations could be harmed. If we become obligated to collect taxes, we will need to update our system that processes wagers and winnings to calculate the appropriate sales tax for each player and to remit the collected sales to the appropriate authorities. These upgrades will increase operating expenses. In addition, players may be discouraged from utilizing our websites because they have to pay tax, causing net sales to decrease. As a result, we may be adversely materially affected.


Risks Related to Securities Market
----------------------------------

We cannot be certain that additional financing will be available on favorable
-----------------------------------------------------------------------------
terms when required, or at all.
-------------------------------

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

The market price for our common stock is likely to be highly volatile and
-------------------------------------------------------------------------
subject to wide fluctuations.
-----------------------------

As a result of this volatility some or all of the following can occur: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new services by us or our competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce or gaming industries; changes in the economic performance and/or market valuations of other Internet, online gaming companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; release of lock-up or other transfer restrictions on the outstanding shares of common stock or sales of additional shares of common stock; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

In the past, following periods of volatility in the market price of their stock,
--------------------------------------------------------------------------------
many companies have been the subject of securities class action litigation.
---------------------------------------------------------------------------

If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.



--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 7

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

ITEM 4.  INFORMATION ON THE COMPANY
-----------------------------------

A.  BUSINESS
------------

Business Development
--------------------

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

Netforce Entertainment Inc. has entered into a non-exclusive software agreement to license proprietary Internet casino software and systems from World Gaming Plc., a publicly traded corporation domiciled in the United Kingdom and formerly know as Starnet Systems, Inc. Included in this software agreement is a contract between Netforce Entertainment Inc. and EFS Caribbean Inc., a secure online financial transaction processor, to collect and process revenues generated from our Internet gaming websites. The agreement with EFS Caribbean Inc. includes the payment processing fees, terms, and conditions (see Exhibit 10.1). Any reference to the term `master agreement' or `master license' should be defined as having a direct software license agreement with a software provider (World Gaming). A sub-license agreement is defined as being an agreement whereby Netforce Entertainment Inc. acts as licensor of a software provider's (World Gaming) software to a third-party operator in exchange for an up-front fee plus a negotiated a revenue sharing agreement. Typically, there are web-site design and development costs incurred for initial set up and custom-designing a prospective sub-licensee's casino website. The commission paid to a sub-licensee starts at 50% of net revenue and moves up incrementally as volume increases. There are currently no sub-licence agreements in place at this time. A marketing agreement (also known as "Partners" or "Affiliates" or "Resellers") is defined as an agreement between Netforce Entertainment Inc. and either a webmaster with an Internet site that has established customer traffic of their own or another casino site linked to our primary casino site as a partner. There is no up-front fee charge for a partner. A monthly commission starting at 25% of the net revenues is paid to these as compensation for sending playing customers to our sites. Special online tracking software provided by World Gaming accounts for an affiliate's customer activity and calculates net revenue upon which the commission is based. We currently have approximately 200 registered partners with marketing agreements in place. Agreements are consummated online by accepting the `terms and conditions' prior to completing the online registration form. We oversee a number of Internet gaming websites under marketing agreements and we have implemented a substantial marketing program with initial advice from World Gaming. Headquartered in Antigua, EFS Caribbean, Inc. is a wholly owned offshore subsidiary of World Gaming Plc. We intend to engage in additional software agreements with other online gaming software providers with the objective of offering a wide variety of online gaming and wagering products and services thus reducing our reliance on any single technology provider and/or software platform.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 8

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

On September 15, 2001, all long-term debt and promissory notes including related party shareholder loan from Geneva Overseas Holdings Ltd. were converted to equity for a total of 8,706,0333 shares issued at $0.10 per share. (See Financial Statements, Note 6 - Stock Transactions and Note 11 - Subsequent Events).

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


B.  Business of the Issuer
--------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 9

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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
                  ----------------  ----------------      --------------------

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 10

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


C.  Business and Marketing Strategies
-------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 11

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

We note that the auditor's opinion contains a going concern statement as of the April 30, 2002 year-end audit (see Independent Auditor's Report, of the Audited Financial Statements for April 30, 2002, also see note 5 to the financial statements of the financial statements). Since April 30, 2002, we have taken and will continue to take the necessary steps to ensure ongoing viability of the business. Specifically, we have reduced the total debt burden on the balance sheet. Long-term debt was reduced from $178,596 as at April 30, 2001 to zero as at April 30, 2002. For the same period, current assets have increased from $165,622 to $166,371while at the same time current liabilities have decreased from $773,554 to $136,813. These significant changes in the balance sheet substantially reduce the financial risk for our company. In addition to reducing the debt burden, management has focused on growing the database of customers to enhance revenue growth as well as tightening controls on expenses. Revenues for the annual period ended April 30, 2002 have increased by 63%, as compared to the same period in the previous year while general and administrative expenses for the same period have decreased by 43%, as compared to the same period in the previous year. To fuel further growth, we also plan to raise additional capital through a private placement equity issuance near the end of the current fiscal year 2002 or by the first quarter of fiscal period 2003. However, there can be no assurance of this.


D.  The Company's Services and Products
---------------------------------------

We have established websites, located on the Internet at www.aogaming.com,
                                                         ----------------
www.aocasino.com and www.aosportsbook.com, that offer a comprehensive
----------------     --------------------
interactive gaming service including a virtual casino and live online sportsbook wagering service. A pari-mutuel wagering service for horse and dog racing is in the planning stages and is anticipated to be added to the product line in late 2002. The websites are accessible to the general public, however only established customers or players are permitted to play the gaming opportunities offered for money. Established customers are defined as being customers who; have agreed to the online terms and conditions by affirming and submitting, have completed an online application (i.e. the "join" form) providing complete identity and address information, and have submitted via fax a photocopy copy of his/her credit card, signature, and identification to the customer service department of Electronic Financial Services Caribbean Inc. This procedure both verifies the identity of the customer and reduces risk of credit card fraud. Customers who wish to try the games for fun are not required to go through this procedure and are therefore not considered established customers.
--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 12

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 13

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

E.  Marketing
-------------

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

Submissions to Search Engines. Potential players often learn about websites on
-----------------------------
the Internet from listings on search engines. We have submitted its URL's and a brief description of its Internet casino gaming and sports wagering websites to various search engines so that our information is available to potential players who use search engines to locate Internet gaming sites. Examples of the search engines that the company's URLs have been submitted to include: www.yahoo.com,
                                                                -------------

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 14

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

www.altavista.com, www.lycos.com, www.dmoz.com, www.directhit.com,
-----------------  -------------  ------------  -----------------
www.euroseek.com, www.google.com, www.excite.com, www.looksmart.com,
----------------  --------------  --------------  -----------------
www.hotbot.com. The websites have also been submitted to the following Internet
--------------
casino directories including but not limited to www.gamblingregistry.com,
                                                ------------------------
www.casinolocator.com, www.casinoseek.com, www.gambling.com, and
---------------------  ------------------  ----------------
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


F.  INDUSTRY OVERVIEW
---------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 15

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 16

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


G.  Internet Gambling Industry
------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 17

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


H.  International Outlook on Internet Gaming
--------------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 18

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


I.  Competition
---------------

The online commerce market is new, rapidly evolving and intensely competitive, and we expect that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. Management estimates that there are over 2,000 online gaming and related sites in operation today with potentially thousands more "affiliate" sites. . However, the majority of these sites do not produce substantial revenues as compared to the established, brand name sites, whose operators have invested heavily in their marketing, affiliate, and customer service programs to continuously increase their customer bases and maximize customer retention. Some of the more established Internet Gaming sites that provide similar gaming services as Netforce Entertainment's web sites and that the Company has identified as its competitors include http://globalinteract.com,
                                                      -------------------------
http://www.intertops.com, http://www.playersonly.com/,
------------------------  ---------------------------
http://www.casinoonnet.com/, http://www.goldclubcasino.com/,
---------------------------  ------------------------------
http://www.intercasino.com/, http://www.englishharbourcasino.com/,
---------------------------  ------------------------------------
http://www.usacasino.com/, http://www.thesandscasino.com/,
-------------------------  ------------------------------
http://www.betonsports.com/, http://www.sportingbet.com/, http://www.wwts.com/,
---------------------------  ---------------------------  --------------------
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


J.  Description of Property
---------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 19

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


K.  Government Regulation
-------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 20

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


L.  Current Internet Gambling Enforcement
-----------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 21

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


M.  States' Roles in Internet Gambling
--------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 22

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------

Forward Looking Statements
--------------------------

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 23

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking-statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements. See "Risk Factors" for more information.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing at Schedule "A" in this annual return.


Plan of Operations
------------------

Revenues and Financing
----------------------

Our principal source of revenue is generated from our operating subsidiary, Netforce Entertainment, Inc. Netforce Entertainment Inc. is a gaming company, which oversees Internet wagering websites. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for us will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain revenue growth, we intend to expand the content and to improve the services on the Internet websites on a global basis, as well as researching and developing other projects that will utilize our existing facilities and expertise.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 24

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

to convert the total principal and accrued interest on the note to equity at a value of $0.10 per share for a total of 6,027,870 shares issued. Related-party unsecured shareholder loans with an interest rate of 8.0% made by Geneva Overseas Holdings Ltd. totaled $208,121 as at September 15, 2001. Geneva Overseas Holdings Ltd. is controlled by the President of Net-Force Systems Inc., Terry G. Bowering. On September 15, 2001, Net-Force Systems Inc. entered into an agreement with Geneva Overseas Holdings Ltd. to convert the principal plus accrued interest of $214,483 of the loan to equity at a share value of $0.10 per share for a total of 2,144,830 shares issued. On November 20, 2000, Net-Force Systems Inc. issued a promissory note for $50,000 with interest rate of 8.0% to Low Tide Investments Inc. On September 15, 2001, Net-Force Systems Inc. converted the loan payable plus accrued interest to Low Tide Investments Inc. to equity at a value of $0.10 per share for a total of 533,333 shares issued. (See Financial Statements, Note 6 - Stock Transactions and Note 11 - Subsequent Events).

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

Historical Expenditures. Historical expenditures up to the period ending April 30, 2002 have consisted primarily of monthly expenditures for such costs as office overhead, office rent, utilities, marketing expenditures, wages, ongoing web-site design and maintenance, and accounting services. The period consisted of comparatively less expenditures on organizational/set-up costs such as office leasehold improvements, security deposits for rent, utilities, and licenses, financing costs, and legal services.

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

     2.   Ongoing royalty payments to World Gaming consisting of a percentage of
          ----------------------------------------
          the net revenue generated on a monthly basis. As detailed in the software agreement, these payments will begin upon commencement of live operations of the gaming website. The schedule of royalty payments payable to World Gaming as detailed in Schedule "A" of the software agreement is as follows:

          *Net Monthly Revenue (US$)                 Royalty Fee Payable
          0 to < or = $500,000                              25%
          $   500,000 to < = $1,000,000                     20%
          $ 1,000,000 to < = $5,000,000                     15%
          $ 5,000,000    < = $10,000,000                    12.5%
          $10,000,000 plus                                  10%

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 25

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

For the twelve-month period ended April 30, 2002, Net-Force Systems Inc. recorded sales of $519,237, an increase of 63% as compared to sales of $318,490 for the previous fiscal period ended April 30, 2001. Gross margin for the period was 46% versus 32% for the previous period due to the reduction in cost of sales as a percentage of total sales combined with an increase in overall sales. A reduction in aggressive customer promotion bonuses as well as a reduction in realized credit card chargebacks contributed to this result.

General and Administrative expenses were for 2002 were $275,896 versus $489,278 in 2001, a decrease of 44% year over year. Due to the reorganization and elimination of long- term debt and total liabilities on the balance sheet during the period, interest expense on notes payable decreased from $80,259 in 2001 to $34,141 for 2002, a 57% decrease. Based on this long-term debt restructure that took place on September 15, 2001, we expect that interest expense going forward into fiscal period 2003 will be minimal. The total annual net loss for the period was ($174,206) versus a total net loss of ($484,597) in period ended April 30, 2001, representing a decrease (improvement) of 64%.

The above improvements in operating performance are a direct result of our efforts to substantially reduce overhead expenses such as wages and salaries, legal expenses, general office overhead, as well as realizing an overall reduction of one-time expenses and initial setup costs realized during the fiscal period ended April 30, 2001.

We are concentrating on employing more cost-effective methods of generating revenue. We continue to develop our affiliate base and rely on this network to drive traffic and new customer signups. We are also increasingly focused on customer retention strategies such as weekly internal customer promos, weekly newsletters providing each week's schedule of sporting events, industry and sports news, sports scores, and general updates regarding site changes and soliciting customer feedback to maintain interest and generate customer referrals.

Our gross margin tends to fluctuate from period to period. There are two primary factors that influence our cost of sales, which in turn affects the gross margin from period to period. First, we use deposit bonus credits in promotions in order to generate new member signups and to encourage customer deposits. Bonus credits given are typically 10% to 20% of the customer's deposit and will vary from period to period depending on the promotion and season of the year. Higher deposit bonus credits result in a higher cost of sales. Second, the credit card charge back rate varies from period to period which can adversely affect the gross margin. As a result of more efficient fraud controls undertaken by the transaction processor, Electronic Financial Services Caribbean Inc., the most recent financial quarters showed a much lower rate of credit card chargebacks than the first two quarters of the fiscal year 2002. We fully expect this trend to continue into the fiscal period 2003.


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 26

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

The tighter controls on administrative expenses cited in A. Revenues and Financing above, will positively affect future operations by allowing us to re-invest the additional cashflow into advertising and marketing strategies to further drive growth and ultimately, profitability. We now have an established and growing database of "play for real" customers generating growing monthly revenues from operations during the seasonal peak periods which are typically during the months of September through to April. Considering current revenues now generated from operations and reduced overhead, combined with additional capital resources cited above, we believe that we will remain viable over the next twelve-month period.

To further enhance revenues, we will continue to shift our focus to sub-licensing casino and sports wagering software to third-party operators. Netforce Entertainment Inc. will market turn-key Internet Casino and gaming systems to potential sub-licensees. This complete system will include a custom-designed themed graphic user interface and gaming web-site, electronic financial transaction processing and accounting systems, customer service support, marketing consultation, and offshore administrative services. In exchange for this package, Netforce Entertainment Inc. will contract with each sub-licensee for an up-front fee ranging from US$10,000 to US$25,000 combined with a royalty percentage of the ongoing revenue stream generated by each web-site. Netforce Entertainment Inc. also anticipates that within the next twelve months, software provider World Gaming Plc. will release its gaming software upgrades and additional gaming products such as pari-mutuel horse racing wagering and enhanced casino game play. These factors will contribute to further growth in our customer base and our revenue stream.

Balance Sheet Data
------------------

                                 At April 30, 2002   At April 30, 2001   At April 30, 2000
                                 -----------------   -----------------   -----------------
Total Assets                          236,254             269,194              221,512
Shareholders' Equity (deficit)         99,441            (682,956)            (368,359)


Liquidity and Capital Resources
-------------------------------

As at April 30, 2002, available unrestricted cash on hand plus net accounts receivable due in less than 30 days amounted to $84,085 versus $43,097 for April 30, 2001, an increase of 95%. Current assets less player deposits as at April 30, 2002 were $166,371 and current liabilities less players deposits were $89,811. Funding for the next year will be derived from current cash resources and expected revenues from ongoing operations. However, to fuel the growth of the company through the funding of marketing expenditures, we may seek further funding in the form of a promissory note combined with the issuance of additional stock from our treasury. The company anticipates revenues from operations will provide sufficient cash flow to supplement existing current cash resources to allow the company to adequately cover all overhead expenses over the balance of the calendar year 2003. Because of the very nature of the Internet, our company operates and delivers its service with relatively low fixed overhead costs. The material variable cost factor is marketing expenditures, which in turn drives revenues.

During the fiscal period-ended April 30, 2002, an agreement was reached whereby the promissory note issued by Netforce Systems, Inc. to Mountain High Management, Inc. on July 15, 1999 was swapped for equity. IFG Investments, Inc. reached an agreement with Mountain High Management, Inc. to purchase the note at a discount. IFG then approached Netforce Systems, Inc. with a proposal to convert the note to equity. On September 15, 2001, under an agreement between the company and IFG Investments, Inc., the principal plus accrued interest on the note was converted to equity at a value of $0.10 per share. Also on September 15, 2001, Net-Force Systems Inc. entered into an agreement with Geneva Overseas Holdings Ltd. to convert the principal and accrued interest of its related party shareholder loan to equity at a share value of $0.10 per share. In addition, on September 15, 2001, Net-Force Systems Inc. converted a loan payable to Low Tide Investments Inc. to equity at a value of $0.10 per share.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 27

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Management believes that these transactions substantially increases our liquidity and reduces the financial risk for our company by effectively eliminating the long-term debt on our balance sheet. (See Financial Statements, Note 6 - Stock Transactions and Note 11 - Subsequent Events). As a result of the debt restructure and equity issuances during the period, total liabilities as at April 30, 2002 were $136,813 versus $952,150 as at April 30, 2001. Current liabilities less player deposits as at April 30, 2002 were $89,811 versus $699,726 as at April 30, 2001, a decrease of approximately 87%. Total stockholders Equity was $99,441 as at April 30, 2002, versus a deficit of ($682,956) as at April 30, 2001.

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

As of April 7, 2000, Netforce Entertainment, Inc. launched its primary online gaming site Antigua Online Gaming at www.aogaming.com. The gaming website has
                                     ----------------
grown steadily from that date. However, to continue to grow our gaming websites' customer traffic, member base, and revenues, we will need to increase our investment in marketing expenditures. We may therefore find it necessary to raise additional funds as is deemed necessary by management through private placements of stock issued out of our treasury to individuals or corporations who have expressed interest in obtaining stock in the Company. During the fiscal period 2002 we made no major capital expenditures and we have no immediate need to make any major capital expenditures for the upcoming fiscal year 2003.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 28

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
---------------------------------------------------

Directors and Senior Management
-------------------------------

The daily affairs of Net Force Systems Inc. are under the direction of its senior management: Mr. Terry Bowering, President.

The directors, officers and senior management of Net Force Systems Inc. are as follows:

Name               Age    Position      Residency         Term as Director
----               ---    --------      ---------         ----------------

Terry Bowering     42     President     St. Johns          03/99 - present
                                        Antigua

Dwight Lewis       41     Director      St. Johns          12/99 - present
                                        Antigua

Derek Ferguson     30     Director      Vancouver, BC      10/01 - present
                                        Canada

Trevor Bowering    42     Director      Regina, Sk.        08/01 - present
                                        Canada

Terry G. Bowering
-----------------
Chairman, President and Chief Executive Officer
-----------------------------------------------
# 2, Flamboyant Avenue
P.O. Box W-645
St. John's, Antigua, West Indies

DOB:  August 30, 1960 (Age 42)
Regina, Saskatchewan, Canada

Terry G. Bowering, B.Admin, M.B.A.
----------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 29

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

DOB: May 24, 1961 (Age 41)
St. Lucia, West Indies

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 30

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Compensation
------------

Our directors receive reimbursement of all their reasonable expenses incurred in connection with attending meetings of the board of directors. As of the date of this annual report no employee or executive stock option plans have been designed or approved by us.

One persons who is a full-time salaried employee received approximately $35,000 USD for wages and living expenses. No other persons who served either as directors of Net Force Systems Inc. or members of its administrative, supervisory or management bodies during fiscal 2002 received salary remuneration from Net Force System Inc. These individuals received reimbursement for travel and business expenses only except for Mr. Trevor Bowering who received 200,000 shares for services to be rendered as a director.

Board Practices
---------------

All directors hold office until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 31

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Executive officers of Net Force Systems Inc. serve in their positions until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise.

There are no service contracts between our company and any of our directors providing for benefits upon termination of their employment.

Committees
----------

Our audit committee is comprised of Mr. Terry Bowering, Mr. Trevor Bowering and Mr. Dwight Lewis.

Employees
---------

As of April 30, 2002 we employed on a full-time basis approximately 2 person located in Caribbean.

As of April 30, 2001, we employed on a full-time basis approximately 2 persons located in the Caribbean.

As of April 30, 2000, we employed on a full-time basis approximately 5 persons located in the Caribbean.

We are not party to any collective bargaining agreements.

Share Ownership
---------------

The following tables set forth certain information regarding beneficial ownership of our common stock as of April 30, 2002 by each of our directors and executive officers.

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


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 32

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

(3) JPKT Metro Investment Corporation, of which Terry G. Bowering is a beneficiary, enjoys legal ownership of said securities.

Note: The table does not reflect the stock options that may be granted to Employees, Officers, Directors or Consultants nor does it reflect the warrants that may be offered.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2002 by (i) each person who is known to us to own beneficially more than 5% of our outstanding common stock,
(ii) each of our directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

     Name and Address                        Amount and Nature         Percent
     of Beneficial Owner                     of Beneficial Owner (1)   of Class
--------------------------------------------------------------------------------
      Terry G. Bowering                       6,544,830                 40.0%
      #2, Flamboyant Ave.                     beneficial owner (2)
      P.O. Box W-645
      St. John's, Antigua, West Indies
      Chairman,/President/Chief Executive
      Officer

      Terry G. Bowering                         500,000                  3.1%
      C/o High Street & Corn Alley            beneficial owner (3)
      P.O. Box 1679
      St. John's, Antigua, West Indies

      IFG Investments Services Inc.           6,027,870                 36.8%
      Suite #4 - Temple Building              beneficial owner (4)
      Main & Princess William St.
      Charelstown, Nevis, West Indies

      Dwight Lewis, Director                     50,000                 0.30%
      Cassada Gardens
      P.O. Box W  386
      St. Johns, Antigua West Indies

      Derek C. Ferguson, Director                50,000                 0.30%
      512-1238 Seymor St.
      Vancouver, British Columbia,
      Canada, V6B 6J3

      Trevor Bowering, Director                 200,000                  1.2%
      370 Cedar Meadow Drive
      Regina, Sask.
      Canada S4X 3J5

      All Directors & Executive Officers
      And control persons as a Group
      (5 persons)                            13,272,700                 81.7%
                                             ----------                 -----

         Total shares outstanding            17,066,033                  100%
                                             ==========                  ====

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


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 33

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

(4) IFG Investments Services Inc., of which Daniel MacMullin is beneficial owner, enjoys legal ownership of said securities.

Note: The table does not reflect the stock options that may be granted to Employees, Officers, Directors or Consultants nor does it reflect the warrants that may be offered.


Related Party Transactions
--------------------------

A related party transaction took place between Geneva Overseas Holdings Ltd. and Net-Force Systems Inc. Geneva Overseas Holdings Ltd. is controlled by the President of Net-Force Systems Inc., Mr. Terry G. Bowering. Geneva Overseas Holdings Ltd. provided a total of $214,483 in shareholder loans to Net-Force Systems Inc. On September 15, 2001, Geneva Overseas Holdings Ltd. entered into an agreement with Net-Force Systems Inc. to convert the principal and accrued interest at that date on the loans to equity at $0.10 per share. The total shares issued to Geneva Overseas Holdings Ltd. was 2,144,830. (See Financial Statements, Note 7 - Commitments and Contingencies and Note 11 - Subsequent Events).

We are not aware of any other transactions or proposed transactions in respect of which we were or are to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.


ITEM 8.  FINANCIAL INFORMATION
------------------------------

Financial Statements
--------------------

See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this report.

Legal Proceedings
-----------------

We are not involved in any material legal proceedings.

Dividend Policy
---------------

We have not declared dividends from our inception and do not foresee declaring any dividends in the foreseeable future. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements as well as other conditions we deem relevant.


ITEM 9.  THE OFFER AND LISTING
------------------------------

Our ordinary shares have never been quoted on any exchange or quotation service.


ITEM 10.  ADDITIONAL INFORMATION
--------------------------------

Memorandum and Articles of Association


Objects and Purpose
-------------------

1. The Company is registered at the companies registry in Antigua, and has been assigned company number 011949, having its registered office situated at 36 Long Street, Saint John, Antigua and Barbuda. The objects for which the Company is established allow at Article IV:

a. To conduct any and all business activities permitted by the Laws of Antigua/Barbuda as an International Business Corporation;

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 34

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Directors and Powers
--------------------

2. Bylaw 8.3 of the Corporation states a director may hold any other office or place of profit under the Corporation and he or any firm of which he is a member may act in a professional capacity for the Corporation in conjunction with his office of director of the Corporation for such period and in such terms as to remuneration and otherwise as the Board may determine. No director or intending director shall be disqualified by his office from contracting with the Corporation, either with regard thereto, as a vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Corporation in which any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding such office, or of the fiduciary relationship thereby established so long as the director notifies the Corporation in accordance with the requirements of the Act. To the extent permitted by the Act, any director may vote as a director or shareholder in respect of any such contract or arrangement; provided that such director must disclose his interest in the contract or arrangement, the contract or arrangement must be entered into by the Corporation in an Annual or Special Shareholders' Meeting, and before the contract or arrangement is so entered into, the directors must disclose their interests to the meeting.

Directors of the company do not have to retire under an age limit requirement and are not required to own shares of the company in order to serve as directors.

Bylaw 8.2 states each of the Directors shall be paid out of the funds of the Corporation such remuneration for his services as a director as the Corporation is an Annual Shareholders' Meeting may from time to time determine. The directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or meetings of the Corporation or in connection with the business of the Corporation.

Bylaw 8.9 states the business of the Corporation shall be managed by the Board, who may exercise all such powers of the Corporation as are not by the Act or by these By-Laws required to be exercised by the Corporation in an Annual Shareholders' Meeting, subject nevertheless to any regulation of these By-Laws, to the provisions of the Act as may be prescribed by special resolution of the Corporation, but no regulation so made by the Corporation shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this by-law shall not be limited or restricted by any special authority or power given to the Board by any other By-Law.

Rights and Privileges of Common Shares
--------------------------------------

3. Bylaw 5 states the Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law. Bylaw 7.8 states every shareholder shall have one vote for each share of which he is the holder. All elections for directors shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the Act. Bylaw 12 states if the Corporation shall be wound up (whether the liquidation be voluntary, under the supervision of or by the Court) the Liquidator may, with the required authority, divide among the shareholders in specie or kind the whole or any part of the

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 35

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

assets of the Corporation, and whether or not the assets shall consist of property of one kind or properties of different kinds, and may for such purpose set such value as he deems fair upon one or more or classes of property, and may determine how such different classes of shareholders. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of shareholders as the Liquidator with the like authority shall think fit, and the liquidation of the Corporation may be closed and the Corporation dissolved. Article III states no share shall have a pre-emptive right. Article VII states the liability of a shareholder is limited to the amount, if any, unpaid on the shares held or subscribed to by said shareholder. The Articles and Bylaws are silent regarding redemption provisions, sinking fund provisions or any provision regarding discrimination against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4. A special resolution (requiring a 2/3 majority or signature of all shareholders entitled to vote) is required to amend the Company's articles in such circumstances as to change any maximum number of shares that the Company is authorized to issue, to create new classes of shares, to change the designation of all or any of its shares and add, change or remove any rights privileges, restrictions and conditions including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued pursuant to section 161 and 163 of the International Business Corporations Act of Antigua and Barbuda.

5. The conditions governing the manner in which annual general meetings and special general meetings of shareholders are convoked are contained in Bylaw 7.2 to 7.12:

          7.2  Annual Shareholders' Meeting

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

          7.8  Votes of Shareholders


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 36

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

6. Article X states no securities of the Corporation will be distributed to the public in Antigua and Barbuda in contravention of Section 365 of the International Business Corporations Act, 1982.

7. There is not Article or Bylaw that directly deals with would delay, defer or prevent a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.

8. There is no Bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9. Article IV paragraph 4 describes the conditions imposed by the Articles of Incorporation governing changes in the capital. Paragraph specifically states:

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




--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 37

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Material Contracts
------------------

Please refer to our exhibits in our registration statement dated October 24,
----------------------------------------------------------------------------
2002 and all prior amendments for copies of our material agreements:
--------------------------------------------------------------------

          10.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc) Amendment to Software License Agreement
          10.2   Government of Antigua and Barbuda Gaming License
          10.3   Software and Marketing License Agreement
          10.4   Antigua Online Gaming Wagering and Gaming Reseller Agreement
          10.5   IFG Investments Services Inc. Debt to Equity Conversion
                 Agreement
          10.6   American International Bank (Lease Agreement)
          10.7   Geneva Overseas Holdings Ltd. Debt to Equity Conversion
                 Agreement


Exchange Controls
-----------------

Not applicable.

Taxation
--------

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 38

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Documents On Display
--------------------

Documents which are referred to in this annual return and that are not confidential to our company, all of which are or will be in effect may be obtained and/or reviewed at our offices by contacting Mr. Terry Bowering at terryb@candw.ag. We may require a prospective investor's prior execution of
---------------
confidentiality and nondisclosure agreements before accessing certain of our documents.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
-------------------------------------------------------------------

(a)  Quantitative and Qualitative information about market risk.

We are not subject to market risk as referred to in this item because we use the United States of America dollar in all transactions we conduct and operate in jurisdictions that utilize the American dollar as the unit of measure. Other than being a foreign issuer our company would satisfy the definition of a Small Business Issuer under the Securities Exchange Act of 1934.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
----------------------------------------------------------------

Not applicable.


PART II
-------

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
---------------------------------------------------------

Not applicable.



--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 39

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
-----------------------------------------------------------------------------
PROCEEDS
--------

Not applicable.


PART III
--------

ITEM 17.  FINANCIAL STATEMENTS
------------------------------

Not applicable.


ITEM 18.  FINANCIAL STATEMENTS
------------------------------

FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

FINANCIAL STATEMENTS (Schedule "A" and "B")
-------------------------------------------

     o    Report of Independent Auditors
     o    Consolidated Balance Sheets as of April 30, 2002, 2001 and 2000
     o Consolidated Statements of Operations for the years ended April 30, 2002, April 30, 2001 and April 30, 2000
     o Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended April 30, 2002, April 30, 2001 and April 30, 2000.
     o Consolidated Statements of Cash Flows for the years ended April 30, 2002, April 30, 2001 and April 30, 2000.
     o    Notes to Consolidated Financial Statements


ITEM 19.  EXHIBITS
------------------

Exhibit 99.1 - Certification of Chief Executive Officer and Chief Financial
               Officer


SIGNATURES
----------

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  Net Force Systems Inc.

                                                  /s/Terry Bowering
                                                  -----------------
                                                  Terry Bowering - President and
                                                  Director
                                                  Authorized U.S. Representative

Date: November 27, 2002







--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 40

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

CERTIFICATIONS*



I, Terry Bowering, certify that;

1.   I have reviewed this annual report on Form 20-F of Net Force Systems, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 27, 2002

/s/Terry Bowering
-----------------
Terry Bowering, Chief Executive Officer, Chief
Financial Officer, President & Director

*Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.






--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 41

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

EXHIBIT 99.1


CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, Terry Bowering, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Net Force Systems, Inc for the annual period ended April 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Net Force Systems, Inc.

By:
/s/Terry Bowering
-----------------
Terry Bowering,  Chief Financial Officer,
Chief Executive Officer,
President & Director
Date: November 27, 2002


































--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 42

 SCHEDULE "A"

















                      NET-FORCE SYSTEMS INC. AND SUBSIDARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2002 and 2001































--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 43

                                 C O N T E N T S


Independent Auditors' Report................................................. 3

Consolidated Balance Sheets.................................................. 4

Consolidated Statements of Operations........................................ 6

Consolidated Statements of Stockholders' Equity (Deficit).................... 7

Consolidated Statements of Cash Flows........................................ 8

Notes to the Consolidated Financial Statements.............................. 10


































--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 44

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors
Net-Force Systems Inc. and Subsidary
Antigua, West Indies

We have audited the accompanying consolidated balance sheets of Net-Force Systems Inc. and Subsidary as of April 30, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended April 30, 2002, 2001, and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net-Force Systems Inc. and Subsidary as of April 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended April 30, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America.

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


/s/ HJ & Associates

HJ & Associates, LLC
Salt Lake City, Utah
June 26, 2002








                                       F-3


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 45

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                                     April 30,
                                                        -----------------------------------
                                                              2002               2001
                                                        ----------------   ----------------

CURRENT ASSETS

   Cash                                                 $       68,462     $       33,292
   Accounts receivable, net                                     15,623              9,805
   Reserves and deposits with credit card
   processors (Note 8)                                          63,953             30,858
   Gaming license (Note 10)                                     18,333             91,667
                                                        ----------------   ----------------

     Total Current Assets                                      166,371            165,622
                                                        ----------------   ----------------

PROPERTY AND EQUIPMENT (Note 2)                                 18,088             26,551
                                                        ----------------   ----------------

OTHER ASSETS

   Player deposits (Note 9)                                     47,002             73,828
   Deposits                                                      4,793              3,193
                                                        ----------------   ----------------

     Total Other Assets                                         51,795             77,021
                                                        ----------------   ----------------

     TOTAL ASSETS                                       $      236,254     $      269,194
                                                        ================   ================























                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-4


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 46





                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                     April 30,
                                                        -----------------------------------
                                                              2002               2001
                                                        ----------------   ----------------
CURRENT LIABILITIES

   Accounts payable                                     $       62,847     $       42,400
   Accrued expenses                                             24,352             24,351
   Interest payable - related party                                112              4,243
   Interest payable                                                  -             81,707
   Stock subscription payable                                        -             50,000
   Player deposits (Note 9)                                     47,002             73,828
   Current portion note payable - related party
    (Note 3)                                                     2,500              2,025
   Current portion notes payable (Note 4)                            -            495,000
                                                        ----------------   ----------------

     Total Current Liabilities                                 136,813            773,554
                                                        ----------------   ----------------

LONG-TERM DEBT

   Note payable - related party (Note 3)                             -            128,596
   Notes payable (Note 4)                                            -             50,000
                                                        ----------------   ----------------

     Total Long-Term Debt                                            -            178,596
                                                        ----------------   ----------------

     Total Liabilities                                         136,813            952,150
                                                        ----------------   ----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of
    $0.001 par value, zero issued and outstanding                    -                  -
   Common stock: 100,000,000 shares authorized
    of $0.001 par value, 17,066,033 and 7,500,000               17,066              7,500
    shares issued and outstanding, respectively
   Additional paid-in capital                                1,145,037            198,000
   Accumulated deficit                                      (1,062,662)          (888,456)
                                                        ----------------   ----------------

     Total Stockholders' Equity (Deficit)                       99,441           (682,956)
                                                        ----------------   ----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                   $      236,254     $      269,194
                                                        ================   ================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-5


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 47

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                      Consolidated Statements of Operations



                                                                        For the Years
                                                                        Ended April 30,
                                                     ------------------------------------------------------
                                                           2002               2001               2000
                                                     ----------------   ----------------   ----------------
REVENUE

   Sales                                             $      519,237     $      318,490     $        1,399
   Cost of sales                                            282,020            217,769              1,477
                                                     ----------------   ----------------   ----------------

     Gross Margin (Deficit)                                 237,217            100,721                (78)
                                                     ----------------   ----------------   ----------------

EXPENSES

   General and administrative                               275,896            489,278            349,175
   Depreciation and amortization                            101,873             18,241              6,428
                                                     ----------------   ----------------   ----------------

     Total Expenses                                         377,769            507,519            355,603
                                                     ----------------   ----------------   ----------------

LOSS FROM OPERATIONS                                       (140,552)          (406,798)          (355,681)
                                                     ----------------   ----------------   ----------------

OTHER INCOME (EXPENSE)

   Loss on abandonment of leasehold improvements                  -             (6,700)                 -
   Gain on sale of assets                                         -                491                  -
   Loss on sale of assets                                      (205)                 -                  -
   Interest income                                              198              1,013              3,635
   Other income                                                 494              7,656             10,370
   Interest expense                                         (34,141)           (80,259)           (55,690)
                                                     ----------------   ----------------   ----------------

     Total Other Income (Expense)                           (33,654)           (77,799)           (41,685)
                                                     ----------------   ----------------   ----------------

PROVISION FOR INCOME TAX                                          -                  -                  -
                                                     ----------------   ----------------   ----------------

NET LOSS                                             $     (174,206)    $     (484,597)    $     (397,366)
                                                     ================   ================   ================

BASIC LOSS PER SHARE                                 $        (0.01)    $        (0.07)    $        (0.05)
                                                     ================   ================   ================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                      13,375,186          7,171,233          8,500,000
                                                     ================   ================   ================











                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-6


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 48

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                     Common Stock               Additional
                                            -------------------------------       Paid-In         Accumulated
                                                Shares           Amount           Capital           Deficit
                                            --------------   --------------   ---------------   ---------------

Balance, April 30, 1999                        8,500,000     $      8,500     $      27,000     $      (6,493)

Net loss for the year ended
 April 30, 2000                                        -                -                 -          (397,366)
                                            --------------   --------------   ---------------   ---------------

Balance, April 30, 2000                        8,500,000            8,500            27,000          (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                              (3,000,000)          (3,000)          (27,000)                -
September 30, 2000, common
 stock issued for cash at $0.10
 per share                                     2,000,000            2,000           198,000                 -

Net loss for the year ended
 April 30, 2001                                        -                -                 -          (484,597)
                                            --------------   --------------   ---------------   ---------------

Balance, April 30, 2001                        7,500,000            7,500           198,000          (888,456)

August 15, 2001, common stock
 issued for services at $0.10
 per share                                       200,000              200            19,800                 -

September 15, 2001, common stock
 issued for conversion of related party
 debt at $0.10 per share                       2,144,830            2,145           212,338                 -

September 15, 2001, common stock
 issued for conversion of debt at $0.10
 per share                                     6,027,870            6,028           596,759                 -

September 20, 2001, common stock
 issued for conversion of debt at $0.10
 per share                                       533,333              533            52,800                 -

October 2, 2001, common stock
 issued for conversion of debt at
   $0.10 per share                               500,000              500            49,500                 -

January 31, 2002, common stock issued
  for cash at $0.10 per share                    160,000              160            15,840                 -

Net loss for the year ended
 April 30, 2002                                        -                -                 -          (174,206)
                                            --------------   --------------   ---------------   ---------------

Balance, April 30, 2002                       17,066,033     $     17,066     $   1,145,037     $  (1,062,662)
                                            ==============   ==============   ===============   ===============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-7


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 49

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                      Consolidated Statements of Cash Flows

                                                                          For the Years
                                                                         Ended April 30,
                                                      ------------------------------------------------------
                                                            2002               2001               2000
                                                      ----------------   ----------------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                           $     (174,206)    $     (484,597)    $     (397,366)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Common stock issued for services                         20,000                  -                  -
     Depreciation and amortization                           101,873             18,241              6,428
     Loss on sale of asset                                       205               (491)                 -
     Loss on abandonment of leasehold
      improvements                                                 -              6,700                  -
   Changes in assets and liabilities:
     (Increase) in reserves and deposits                      (6,269)           (30,858)                 -
     (Increase) in accounts receivables                       (5,818)            (7,212)           (49,352)
     Decrease in prepaid expenses                                  -             34,698                  -
     (Increase) in other assets                               (1,600)           (64,960)                 -
     (Increase) in license                                         -           (100,000)                 -
     Increase in accounts payable                                448              5,243             34,681
     Increase in accrued interest                             29,413             26,017             55,690
     Increase in accrued interest - related party              4,732              4,243                  -
     Increase in accrued expense                                   -             24,351                  -
     Increase (decrease) in player deposit                   (26,826)            73,828                  -
                                                      ----------------   ----------------   ----------------

       Net Cash Used by Operating Activities                 (58,048)          (494,797)          (349,919)
                                                      ----------------   ----------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                     (800)            (3,704)           (47,319)
   Proceeds from sale of fixed assets                            518              1,927                  -
                                                      ----------------   ----------------   ----------------

       Net Cash Used by Investing Activities                    (282)            (1,777)           (47,319)
                                                      ----------------   ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments on notes payable- related party                  (36,300)                 -                  -
   Proceeds from notes payable - related party               113,800            128,597                  -
   Proceeds from notes payable                                     -             50,000            495,000
   Increase in stock subscription payable                          -             50,000                  -
   Common stock issued for cash                               16,000            200,000                  -
   Repurchase of and cancellation of common stock                  -            (30,000)                 -
                                                      ----------------   ----------------   ----------------

       Net Cash Provided by Financing Activities      $       93,500     $      398,597     $      495,000
                                                      ----------------   ----------------   ----------------





                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-8


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 50





                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                Consolidated Statements of Cash Flows (Continued)



                                                                          For the Years
                                                                         Ended April 30,
                                                      ------------------------------------------------------
                                                            2002               2001               2000
                                                      ----------------   ----------------   ----------------


NET INCREASE (DECREASE) IN CASH                       $       35,170     $      (97,977)  $         97,762

CASH AT BEGINNING OF PERIOD                                   33,292            131,269             33,507
                                                      ----------------   ----------------   ----------------

CASH AT END OF PERIOD                                 $       68,462     $       33,292     $      131,269
                                                      ================   ================   ================

CASH PAID FOR:

   Interest                                           $            -     $       50,000     $            -
   Income taxes                                       $            -     $            -     $            -



NON-CASH FINANCING ACTIVITIES:

Issuance of common stock for services                 $       20,000     $            -     $            -
Issuance of common stock for conversion of debt       $      706,120     $            -     $            -
Issuance of common stock for conversion of
 related party debt                                   $      214,483     $            -     $            -























                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-9


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 51

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000

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

          On August 5, 1999, a wholly-owned subsidiary, Net Force Entertainment Inc. (Entertainment), was incorporated under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda. This subsidiary company will be engaged in all aspect of International betting, gaming, sports betting and bookmaking but with a major emphasis on Internet gaming.

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

                                                         For the Years
                                                        Ended April 30,
                                     ------------------------------------------------------
                                           2002               2001               2000
                                     ----------------   ----------------   ----------------
          Basic loss per share:

          Numerator - net loss       $     (174,206)    $     (484,597)    $     (397,366)

          Denominator - weighted
           average number of
           shares outstanding            13,375,186          7,171,233          8,500,000
                                     ----------------   ----------------   ----------------

          Loss per share             $        (0.01)    $        (0.07)    $        (0.05)
                                     ================   ================   ================

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 52

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


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

          e.   Principles of Consolidation

          The April 30, 2002 financial statements are consolidated with the Company and Entertainment. All significant intercompany accounts and transaction have been eliminated.

          f.   Property and Equipment

          Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment is computed using the straight-line method over the estimated useful life of the asset of 5 years. Vehicles are depreciated over a life of 5 years using the straight-line method. Software is depreciated over a life of 5 years. Depreciation expense for continuing operations for the years ended April 30, 2002, 2001 and 2000 was $8,539, $9,908, and $6,428,
          respectively.

          Property and equipment consists of the following:

                                                          April 30,
                                             -----------------------------------
                                                   2002               2001
                                             -----------------------------------

          Vehicles                           $        3,704     $        3,704
          Computer equipment                         18,450             19,450
          Computer software                          10,000             10,000
          Office furniture and equipment              6,741              6,274
          Accumulated depreciation                  (20,807)           (12,877)
                                             ----------------   ----------------

          Net Property and Equipment         $       18,088     $       26,551
                                             ================   ================

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 53

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 54

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Recent Accounting Pronouncements (Continued)

          SFAS  No.'s  141 and 142 -- In June  2001,  the  Financial  Accounting
          ------------------------
          Standards Board (FASB) adopted Statement of Financial Accounting Standards SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective as to any business combination occurring after June 30, 2001 and certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date that SFAS No. 142 is applied in its entirety, which will be March 1, 2002 for the Company. SFAS No. 142 is effective, generally, in fiscal years beginning after December 15, 2001, which will be the fiscal year ending April 30, 2003 for the Company.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 55

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Recent Accounting Pronouncements (Continued)

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

          SFAS No. 144 " On October 3, 2001, the Financial  Accounting Standards
          ------------
          Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business."

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 56

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Recent Accounting Pronouncements (Continued)

          SFAS 144  develops  one  accounting  model (based on the model in SFAS
          121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under `discontinued operations' in the financial statements amounts for operating losses that have not yet occurred.

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

          j.   Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ending April 30, 2002, 2001 and 2000 was $34,681, $174,859 and $99,283,
          respectively.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 57

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          k.   Long-Lived Assets

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 58

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 3 -  NOTE PAYABLE - RELATED PARTY

                                                               2002           2001
                                                           ------------   ------------
          Geneva Overseas Holdings Ltd. (A Company
           controlled by the president of the Company)
           made advances to the Company totaling
           $2,500.  These advances have an interest
           rate of 8% annually.  This note is unsecured.   $    2,500     $  130,621

          Less Current Portion                                  2,500          2,025
                                                           ------------   ------------

          Total Long-Term Debt -Related Party              $        -     $  128,596
                                                           ============    ===========

          The following is a summary of the future maturities of the long-term debt-related party:

                                                            For the
                                                           Year Ended
                                                           April 30,
                                                         -------------

               2003                                           $2,500
               2004                                                -
               2005                                                -
               2006                                                -
                                                         -------------
                                                              $2,500
                                                         =============

          Interest expense for the years ending April 30, 2002, 2001 and 2000 was $4,732, $4,243 and $-0-,respectively.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 59

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 4 -  NOTES PAYABLE

                                                                      April 30,
                                                           -------------------------------
                                                                2002             2001
                                                           -------------------------------
          Note payable to Mountain High Management Inc.
           dated July 13, 1999, accruing interest at 15%
           annually, due on July 29, 2001.  This note is
           unsecured.                                      $          -     $    495,000

          Note payable to Low Tide Investments, dated
           November 1, 2001, accruing interest at 8%
           annually, due on November 1, 2004. This note
           is unsecured.                                              -           50,000
                                                           --------------   --------------

          Total Notes Payable                                         -          545,000

          Less Current Portion                                        -          495,000
                                                           --------------   --------------

          Total Long-Term Debt                             $          -     $     50,000
                                                           ==============   ==============

          Interest expense for the years ending April 30, 2002, 2001 and 2000 was $29,409, $76,016, and $55,690, respectively.

NOTE 5 -  GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through April 30, 2002 and has a significant working capital deficit. The Company does not have an established source of revenues sufficient to cover its operating costs to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of equity issuances. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. The Company expects that operations will increase in 2003, and will start to provide cash flows from operations and expansion. The Company expects that it will need $480,000 to $600,000 additional funds for operations and expansion in 2003.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 60

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 6 -  STOCK TRANSACTIONS

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

          On September 15, 2001, the Company converted the related party note payable of $208,121 and accrued interest of $6,362 into equity by issuing 2,144,870 shares of common stock at $0.10 per share for a total of $214,483.

          On September 15, 2001, the Company converted a note payable of $495,000 and accrued interest of $107,787 into equity by issuing 6,027,830 shares of common stock at $0.10 per share for a total of $602,787.

          On September 20, 2001, the Company converted a note payable of $50,000 and accrued interest of $3,333 into equity by issuing 533,333 shares of common stock at $0.10 per share for a total of $53,333.

          On October 2, 2001, the Company issued 500,000 shares of common stock for the subscription payable of $50,000 at $0.10 per share.

          On January 31, 2002, the Company issued 160,000 shares of common stock at $0.10 per share for cash of 16,000.

          506 Regulation D
          ----------------

          On November 15, 2001, the board of directors approved a best efforts private placement equity fundraising under Rule 506 of Regulation D for up to 500,000 shares at $0.10 per share. The Company has raised $16,000 as of the date of the audit report.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 61

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000

NOTE 7 -  COMMITMENTS AND CONTINGENCIES (Continued)

          Software Licensing Agreement (Continued)

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

NOTE 8 -  RESERVES AND DEPOSITS WITH CREDIT CARD PROCESSORS

          Reserves and deposits with credit card processors consist of rolling reserves held by merchant banks and funds for transactions processed and awaiting transfer to the Company's bank accounts. As of April 30, 2002 and 2001, the balance of these reserves and deposits were $63,953 and $30,858, respectively.

NOTE 9 -  PLAYER DEPOSITS

          As of April 30, 2002 and 2001, the Company had $47,002 and $73,828, respectively, in cash representing funds held on deposit in the form of e-cash balances. These deposits are non-interest bearing and repayable on demand. These deposits are actually held by a third party for the benefit of the Company.

NOTE 10 - GAMING LICENSE

          The Company is required to purchase a gaming business license on an annual basis. The cost of the license is $20,000 for 2002 and was $100,000 in 2001, and is amortized over twelve months. Amortization expense for the years ending April 30, 2002, 2001, and 2000 was $93,334 $8,333 and $-0-, respectively.

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 62

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2002, 2001 and 2000


NOTE 11 - OPERATING LEASE

          Office lease
          ------------

          On August 1, 2001, the Company signed a one-year lease agreement for office space. This lease runs through July 3, 2002. The monthly rental amount is $629. Minimum future lease payments on this lease are as follows:

                                                        For the
                                                      Years ended
                                                        April 30,      Amount
                                                      -------------  ----------

                                                          2003        $  1,887
                                                          2004               -
                                                                     ----------

                                                          TOTAL       $  1,887
                                                                     ==========

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 63

SCHEDULE "B"

                             NET-FORCE SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2001 and 2000
















































--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 64

                                 C O N T E N T S


Independent Auditors' Report................................................ 3

Consolidated Balance Sheet.................................................. 4

Consolidated Statements of Operations........................................6

Consolidated Statements of Stockholders' Equity (Deficit)................... 7

Consolidated Statements of Cash Flows....................................... 8

Notes to the Consolidated Financial Statements............................. 10

































--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 65

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



HJ & Associates, LLC
Salt Lake City, Utah
January 2, 2002









                                       F-3


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 66

                             NET-FORCE SYSTEMS INC.
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                                     April 30,
                                                        -----------------------------------
                                                              2001               2000
                                                        ----------------   ----------------

CURRENT ASSETS

   Cash                                                 $       33,292     $      131,269
   Accounts receivable, net                                      9,805                  -
   Reserves and deposits with credit card
    processors (Note 8)                                         30,858                  -
   Prepaid expenses                                                  -             34,698
   Gaming license (Note 10)                                     91,667                  -
   Other current assets                                              -              2,593
                                                        ----------------   ----------------

     Total Current Assets                                      165,622            168,560
                                                        ----------------   ----------------

PROPERTY AND EQUIPMENT (Note 2)                                 26,551             40,891
                                                        ----------------   ----------------

OTHER ASSETS

   Player deposits (Note 9)                                     73,828                  -
   Deposits                                                      3,193             12,061
                                                        ----------------   ----------------

     Total Other Assets                                         77,021             12,061
                                                        ----------------   ----------------

     TOTAL ASSETS                                       $      269,194     $      221,512
                                                        ================   ================




















                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-4


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 67





                             NET-FORCE SYSTEMS INC.
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                     April 30,
                                                        -----------------------------------
                                                              2001               2000
                                                        ----------------   ----------------
CURRENT LIABILITIES

   Accounts payable                                     $       42,400     $       37,157
   Accrued expenses                                             24,351                  -
   Interest payable - related party                              4,243                  -
   Interest payable                                             81,707             55,690
   Stock subscription payable                                   50,000                  -
   Player deposits (Note 9)                                     73,828                  -
   Current portion note payable - related party
    (Note 3)                                                     2,025              2,024
   Current portion notes payable (Note 4)                      495,000                  -
                                                        ----------------   ----------------

     Total Current Liabilities                                 773,554             94,871
                                                        ----------------   ----------------

LONG-TERM DEBT

   Note payable - related party (Note 3)                       128,596                  -
   Notes payable (Note 4)                                       50,000            495,000
                                                        ----------------   ----------------

     Total Long-Term Debt                                      178,596            495,000
                                                        ----------------   ----------------

     Total Liabilities                                         952,150            589,871
                                                        ----------------   ----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of
    $0.001 par value, zero issued and outstanding                    -                  -
   Common stock: 100,000,000 shares authorized
    of $0.001 par value, 7,500,000 and 8,500,000                 7,500              8,500
    shares issued and outstanding, respectively
   Additional paid-in capital                                  198,000             27,000
   Accumulated deficit                                        (888,456)          (403,859)
                                                        ----------------   ----------------

     Total Stockholders' Equity (Deficit)                     (682,956)          (368,359)
                                                        ----------------   ----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                   $      269,194     $      221,512
                                                        ================   ================



                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-5


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 68

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Operations


                                                                    For the                      From
                                                                 Years Ended                 Inception on
                                                                  April 30,                 March 1, 1999
                                                     -----------------------------------   Through April 30,
                                                           2001               2000               1999
                                                     ----------------   ----------------   ----------------

REVENUE

   Sales                                             $      318,490     $        1,399     $            -
   Cost of sales                                            217,769              1,477                  -
                                                     ----------------   ----------------   ----------------

     Gross Margin (Deficit)                                 100,721                (78)                 -
                                                     ----------------   ----------------   ----------------

EXPENSES

   General and administrative                               489,278            349,175              6,493
   Depreciation and amortization                             18,241              6,428                  -
                                                     ----------------   ----------------   ----------------

     Total Expenses                                         507,519            355,603              6,493
                                                     ----------------   ----------------   ----------------

LOSS FROM OPERATIONS                                       (406,798)          (355,681)            (6,493)
                                                     ----------------   ----------------   ----------------

OTHER INCOME (EXPENSE)

   Loss on abandonment of leasehold improvements             (6,700)                 -                  -
   Gain on sale of assets                                       491                  -                  -
   Interest income                                            1,013              3,635                  -
   Other income                                               7,656             10,370                  -
   Interest expense                                         (80,259)           (55,690)                 -
                                                     ----------------   ----------------   ----------------

     Total Other Income (Expense)                           (77,799)           (41,685)                 -
                                                     ----------------   ----------------   ----------------

PROVISION FOR INCOME TAX                                          -                  -                  -
                                                     ----------------   ----------------   ----------------

NET LOSS                                             $     (484,597)    $     (397,366)    $       (6,493)
                                                     ================   ================   ================

BASIC LOSS PER SHARE                                 $        (0.07)    $        (0.05)    $        (0.00)
                                                     ================   ================   ================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                       7,171,233          8,500,000          5,899,999
                                                     ================   ================   ================









                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-6


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 69

                             NET-FORCE SYSTEMS INC.
            Consolidated Statements of Stockholders' Equity (Deficit)


                                               Common Stock                 Additional
                                    -----------------------------------      Paid-in          Accumulated
                                         Shares             Amount           Capital            Deficit
                                    ----------------   ----------------   --------------   -----------------

Balance, March 1, 1999                           -     $            -     $          -     $             -

March 1, 1999, common stock
 issued to founders for cash at
 $0.001 per share                        5,500,000              5,500                -                   -

April 22, 1999, common stock
 issued for cash at $0.01 per
 share                                   3,000,000              3,000           27,000                   -

Net loss from inception on
 March 1, 1999 through
 April 30, 1999                                  -                 -                 -              (6,493)
                                    ----------------   ---------------    --------------   -----------------

Balance, April 30, 1999                  8,500,000     $        8,500     $     27,000   $          (6,493)

Net loss for the year ended
 April 30, 2000                                  -                  -                -            (397,366)
                                    ----------------   ----------------   ---------------  -----------------

Balance, April 30, 2000                  8,500,000              8,500           27,000            (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                        (3,000,000)            (3,000)         (27,000)                  -

September 30, 2000, common
 stock issued for cash at $0.10
 per share                               2,000,000              2,000          198,000                   -

Net loss for the year ended
 April 30, 2001                                  -                  -                -            (484,597)
                                    ----------------   ---------------    --------------   -----------------

Balance, April 30, 2001                  7,500,000     $        7,500     $    198,000     $      (888,456)
                                    ================   ===============    ==============   =================









                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-7


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 70

                             NET-FORCE SYSTEMS INC.
                      Consolidated Statements of Cash Flows


                                                                     For the                       From
                                                                  Years Ended                 Inception on
                                                                    April 30,                 March 1, 1999
                                                       -----------------------------------   Through April 30,
                                                             2001               2000               1999
                                                       ----------------   ----------------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                            $     (484,597)    $     (397,366)    $       (6,493)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                             18,241              6,428                  -
     Gain on sale of asset                                       (491)                 -                  -
     Loss on abandonment of leasehold improvements              6,700                  -                  -
   Changes in assets and liabilities:
     (Increase) in reserves and deposits                      (30,858)                 -                  -
     (Increase) in accounts receivables                        (7,212)           (49,352)                 -
     Decrease in prepaid expenses                              34,698                  -                  -
     Decrease in other assets                                 (64,960)                 -                  -
     (Increase) in license                                   (100,000)                 -                  -
     Increase in accounts payable                               5,243             34,681              4,500
     Increase in accrued interest                              26,017             55,690                  -
     Increase in accrued interest - related party               4,243                  -                  -
     Increase in accrued expense                               24,351                  -                  -
     Increase in player deposit                                73,828                  -                  -
                                                       ----------------   ----------------   ----------------

       Net Cash (Used) by Operating Activities               (494,797)          (349,919)            (1,993)
                                                       ----------------   ----------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                    (3,704)           (47,319)                 -
   Proceeds from sale of fixed assets                           1,927                  -                  -
                                                       ----------------   ----------------   ----------------

       Net Cash (Used) by Investing Activities                 (1,777)           (47,319)                 -
                                                       ----------------   ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable - related party                128,597                  -                  -
   Proceeds from notes payable                                 50,000            495,000                  -
   Increase in stock subscription payable                      50,000                  -                  -
   Common stock issued for cash                               200,000                  -             35,500
   Repurchase of and cancellation of common stock             (30,000)                 -                  -
                                                       ----------------   ----------------   ----------------

       Net Cash Provided by Financing Activities              398,597            495,000             35,500
                                                       ----------------   ----------------   ----------------






                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-8


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 71





                             NET-FORCE SYSTEMS INC.
                Consolidated Statements of Cash Flows (Continued)


                                                                     For the                       From
                                                                  Years Ended                 Inception on
                                                                    April 30,                 March 1, 1999
                                                       -----------------------------------   Through April 30,
                                                             2001               2000               1999
                                                       ----------------   ----------------   ----------------


NET INCREASE (DECREASE) IN CASH                               (97,977)            97,762             33,507

CASH AT BEGINNING OF PERIOD                                   131,269             33,507                  -
                                                       ----------------   ----------------   ----------------

CASH AT END OF PERIOD                                  $       33,292     $      131,269     $       33,507
                                                       ================   ================   ================

CASH PAID FOR:

   Interest                                            $       50,000     $            -     $            -
   Income taxes                                        $            -     $            -     $            -
































                 The accompanying notes are an integral part of
                    these consolidated financial statements.
                                       F-9


--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 72

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

                                                For the                   From
                                             Years Ended              Inception on
                                               April 30,             March 1, 1999
                                   -------------------------------  Through April 30,
                                        2001             2000             1999
                                   --------------   --------------   --------------
          Basic loss per share:

          Numerator - net loss     $   (484,597)    $   (397,366)    $     (6,493)
          Denominator - weighted
           average number of
           shares outstanding         7,171,233        8,500,000        5,899,999
                                   --------------   --------------   --------------

          Loss per share           $      (0.07)    $      (0.05)    $      (0.00)
                                   ==============   ==============   ==============

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 73

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

          Property and equipment consists of the following:

                                                          April 30,
                                               -------------------------------
                                                    2001             2000
                                               --------------   --------------

          Vehicles                             $      3,704     $          -
          Computer equipment                         19,450           19,550
          Computer software                          10,000           10,000
          Office furniture and equipment              6,274            8,101
          Leasehold improvements                          -            9,668
          Accumulated depreciation                  (12,877)          (6,428)
                                               --------------   --------------

          Net Property and Equipment           $     26,551     $     40,891
                                               ==============   ==============

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 74

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 75

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 76

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 77

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 78

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 79

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 3 -  NOTE PAYABLE - RELATED PARTY

          Geneva Overseas Holdings Ltd. (A Company                    April 30,
           controlled by the president of the Company)     -------------------------------
           made advances to the Company totaling                2001             2000
           $128,596.  These advances have an interest      -------------------------------
           rate of 8% annually.  This note is unsecured.   $    130,621     $      2,024

          Less Current Portion                                    2,025            2,024
                                                           --------------   --------------

          Total Long-Term Debt -Related Party              $    128,596     $          -
                                                           ==============   ==============

          The following is a summary of the future maturities of the long-term debt-related party:

                                                       For the
                                                     Year Ended
                                                      April 30,
                                                     ----------

                                                        2002      $      2,025
                                                        2003            68,596
                                                        2004            60,000
                                                        2005                 -
                                                                  -------------

                                                                  $    130,621

          Interest expense for the years ending April 30, 2001, 2000 and 1999 was $4,243, $-0- and $-0-, respectively.

NOTE 4 -  NOTES PAYABLE

                                                                        April 30,
          Note payable to Mountain High Management Inc.      -------------------------------
           dated July 13, 1999, accruing interest at 15%          2001             2000
           annually, due on July 29, 2001.  This note is     -------------------------------
           unsecured.                                        $    495,000     $    495,000

          Note payable to Low Tide Investments, dated
           November 1, 2001, accruing interest at 8%
           annually, due on November 1, 2004. This note
           is unsecured.                                           50,000                -
                                                             --------------   --------------

          Total Notes Payable                                     545,000          495,000

          Less Current Portion                                    495,000                -
                                                             --------------   --------------

          Total Long-Term Debt                               $     50,000     $    495,000
                                                             ==============   ==============

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 80

                             NET-FORCE SYSTEMS INC.
                 Notes to the Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 4 -  NOTES PAYABLE (Continued)

          The following is a summary of the future maturities of the long-term debt:

                                                          For the
                                                        Year Ended
                                                         April 30,
                                                        ----------

                                                           2002     $   495,000
                                                           2003               -
                                                           2004          50,000
                                                           2005               -
                                                                    ------------

                                                                    $   545,000
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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 81

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 82

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

          On September 15, 2001, the Company converted a note payable of $495,000 and accrued interest of $107,783 into equity by issuing 6,027,870 shares of common stock at $0.10 per share for a total of $602,787.

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

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 83

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

          Office lease
          ------------

          On August 1, 2001, the Company signed a one-year lease agreement for office space. This lease runs through July 3, 2002. The monthly rental amount is $629. Minimum future lease payments on this lease are as follows:

                                                         For the
                                                       Year Ended
                                                         April 30,      Amount
                                                       ------------   ----------

                                                            2002      $   5,661
                                                            2003          1,887
                                                                      ----------

                                                          TOTAL       $   7,548
                                                                      ==========

--------------------------------------------------------------------------------
Annual Report - 2002                                                     Page 84