Form 20-F
period 2003-04-30
NET FORCE SYSTEMS INC
filed 2003-08-12
CIK 1084201

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended April 30, 2003.

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

                                 (268) 562-3452
                                 --------------
                           (Issuer's telephone number)

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2003 was 17,066,033 Common Stock.

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

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17 [X]   ITEM 18 [ ]

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS
                                -----------------


PART I.......................................................................1

     Introduction............................................................1
     Accounting Periods and Principles.......................................1
     Cautionary Statement Regarding Forward-Looking Information..............1
   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........1
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................1
   ITEM 3.   KEY INFORMATION.................................................1
     A.   NET FORCE SYSTEMS INC. SELECTED FINANCIAL DATA.....................1
     B.   RISKS RELATED TO THE BUSINESS......................................2
     Risks Related to the Industry...........................................5
     Risks Related to Securities Market......................................7
   ITEM 4.   INFORMATION ON THE COMPANY......................................8
     A.   BUSINESS...........................................................8
     Business Development....................................................8
     B.   Business of the Issuer............................................10
     C.   Business and Marketing Strategies.................................11
     D.   The Company's Services and Products...............................12
     E.   Marketing.........................................................14
     F.   INDUSTRY OVERVIEW.................................................15
     G.   Internet Gambling Industry........................................17
     H.   International Outlook on Internet Gaming..........................18
     I.   Competition.......................................................19
     J.   Description of Property...........................................19
     K.   Government Regulation.............................................20
     L.   Current Internet Gambling Enforcement.............................22
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................22
     Forward Looking Statements.............................................22
     Plan of Operations.....................................................23
     Balance Sheet Data.....................................................27
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................28
     Directors and Senior Management........................................28
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............32
     Related Party Transactions.............................................33
   ITEM 8.   FINANCIAL INFORMATION..........................................34
   ITEM 9.   THE OFFER AND LISTING..........................................34
   ITEM 10.  ADDITIONAL INFORMATION.........................................34
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK......39
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........39

PART II.....................................................................39

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................39
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS............................................39

PART III....................................................................40

   ITEM 17.  FINANCIAL STATEMENTS...........................................40
   ITEM 18.  FINANCIAL STATEMENTS...........................................40
   ITEM 19.  EXHIBITS.......................................................40
   SIGNATURES...............................................................40
   CERTIFICATIONS*..........................................................41
   EXHIBIT 99.1.............................................................42
   SCHEDULE "A" - CONSOLIDATED FINANCIAL STATEMENTS.........................43





--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page i

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


Accounting Periods and Principles
---------------------------------

We have prepared our audited annual consolidated financial statements as of April 30, 2003 and for the previous two years in U.S. dollars in accordance with United States generally accepted accounting principles (U.S. GAAP).

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


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
-------------------------------------------------------------

Not Applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
-----------------------------------------------

Not Applicable.


ITEM 3. KEY INFORMATION
-----------------------

A. NET FORCE SYSTEMS INC. SELECTED FINANCIAL DATA
-------------------------------------------------


The following financial information of our company is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of our company and the related notes which are included in this annual report.

We selected historical financial data set forth below as of and for each of the years ended April 30, 2003, 2002, and 2001 have been derived from our consolidated financial statements, which have been audited by HJ & Associates LLC, Certified Public Accountants, Salt Lake City, Utah, USA, independent accountants. We only represent these particular years because the Company commenced operations subsequent to April 30, 1999 even though it was incorporated and in good standing as of March 1, 1999. Our financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP.


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 1

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Our U.S. GAAP audited annual consolidated financial statements as of April 30, 2003, 2002, and 2001 are included in this annual report.

The following is a summary of the discontinued operations for the years ended April 30, 2003, 2002, and 2001. See Note 11 - Subsequent Events, of the Consolidated Financial Statements for a summary of the Discontinued Operations for the years ended April 30, 2003, 2002.

                                    2003             2002            2001
                                    ----             ----            ----
Income                         $    288,613     $    519,237    $    318,490
Cost of Sales                      (212,445)        (282,020)       (217,769)
Gross Profit                         76,168          237,217         100,721
Net Loss From Operations           (126,302)        (140,552)       (406,798)
Net Loss                           (125,564)        (174,206)       (484,597)
Net (loss) per common share           (0.01)           (0.01)          (0.07)
Total Assets                        130,157          236,254         269,194
Total Shareholders Equity           (26,123)          99,441        (682,956)
Common Stock                         17,066           17,066           7,500
Paid-in Capital                   1,145,037        1,145,037         198,000
No. of Shares                    17,066,033       17,066,033       7,500,000
Dividend Declared per Share               -                -               -
Net Income (Loss) per Share          (0.01)             (.01)           (.07)


B. RISKS RELATED TO THE BUSINESS
--------------------------------

As of June 3, 2003, we have disposed of our operating subsidiary and re-entered
-------------------------------------------------------------------------------
the development stage as a company. Therefore, we cannot guarantee our
----------------------------------------------------------------------
profitability.
--------------

The Company was recently formed in the year 2000 and has limited operating history. Since incorporation, the Company has expended resources on technology, license fees, website development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. We anticipate losses will continue to increase from current levels because we expect to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the websites; the expansion of service offerings and website content; and development of relationships with strategic business partners. Current losses to date for the 12 month period ended April 30, 2002 are $(125,564). Cumulative Losses from inception at March 1, 1999 to date to April 30, 2003 are $(1,188,226).

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 2

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 3

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Because we may have to borrow in the future to keep our business operating we
-----------------------------------------------------------------------------
may not be able to satisfy our debt obligations or to obtain debt financing that
--------------------------------------------------------------------------------
allows us to remain in business.
--------------------------------

There is no assurance that we will not incur debt in the future, that it will have sufficient funds to repay its indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. As of the period ended April 30, 2003, the total outstanding long-term indebtedness is $zero. Total liabilities are $156,280, comprised of $156,280, in current liabilities.

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

Because we are subject to government regulation we could have our license
-------------------------------------------------------------------------
revoked at anytime.
-------------------

The wagering and casino industry is subject to extensive government regulation and licensing requirements in certain jurisdictions of the world. Legal uncertainties may preclude us from offering our planned Internet gaming in certain jurisdictions like Canada. Some jurisdictions may impose restrictions, licensing requirements or prohibitions on Internet wagering. No assurance can be made that such restrictions, prohibitions or licensing requirements will not arise which would materially adversely effect our business, operating results and financial condition of the Company. Also see Item 4. - L., Recent Regulatory Developments In the Internet Gambling Industry.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 4

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

There is no assurance that we can pay our liabilities.
------------------------------------------------------

We have liabilities to affiliated and unaffiliated lenders. As at April 30, 2003, our total amount of liabilities is $156,280. Current liabilities to unaffiliated lenders (accounts payable) consist of accrued wages payable, International telephone and Internet service payable to Cable and Wireless Telecommunications Company, and fees payable to Pannell Kerr Forster for accounting and auditing services. Customer account deposits account for $51,637 or 33% of total liabilities. Accrued wages payable for Terry G. Bowering, President and Chief Executive Officer, account for $53,387, or 34% of total liabilities. Stock subscription payable for legal and consulting services rendered accounts for $12,500 or 8% of total liabilities. We currently have no long term debt. Our liabilities represent fixed costs, which are required to be paid regardless of the level of profitability experienced by us. There is no assurance that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from players, employees, suppliers or others because of the nature of our business. Litigation could cause us to incur substantial expenses and, if cases are lost, judgments and awards could add to the Company's costs.

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 5

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban Internet gambling. We may be subject to regulation or prohibition of Internet Gaming in certain jurisdictions, including the United States, which could have a significant adverse effect on our business. If this legislation passes and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 6

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

the company's continued operation in the Internet gaming industry. (See Item 4.
- K., L., Government Regulation, Recent Regulatory Developments)

Because we are liable for the content of our website we may be subject to regulation and law suits arising from the content. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we intend to carry general liability insurance, such insurance may not cover claims of these types. We cannot be certain that we will be able to obtain insurance to cover the claims on reasonable terms or that we will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business.

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

Risks Related to Securities Market
----------------------------------

We cannot be certain that additional financing will be available on favorable
-----------------------------------------------------------------------------
terms when required, or at all.
-------------------------------

If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. We expect to require substantial working capital to fund the business. Since inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. Management currently anticipates that the private financing done to date, together with expected revenues, and additional shareholder loans if necessary, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 7

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

ITEM 4. INFORMATION ON THE COMPANY
----------------------------------

A. BUSINESS
-----------

Business Development
--------------------

Net-Force Systems Inc.
----------------------

Net-Force Systems Inc. was incorporated in March 1999 under the laws of Antigua and Barbuda as Net-Force Systems Inc. Our corporate website can be viewed on the World Wide Web at www.netforcesystems.com. We sub-license online gaming software
                  -----------------------
and provide marketing and support services for Internet gaming website operators, through our wholly owned subsidiary, Netforce Entertainment Inc. Netforce Entertainment sub-licenses Internet gaming software that offers a variety of casino-style gaming options as well as an on-line sports wagering service, utilizing the rapidly expanding medium known as the Internet. Netforce Entertainment Inc. acts as the operating company for all business activities relating to the online gaming operations.

Netforce Entertainment Inc. has entered into a non-exclusive software agreement to license proprietary Internet casino software and systems from World Gaming Plc., a publicly traded corporation domiciled in the United Kingdom and formerly known as Starnet Systems, Inc. Included in this software agreement is a contract between Netforce Entertainment Inc. and EFS Caribbean Inc., a secure online financial transaction processor, to collect and process revenues generated from our Internet gaming websites. The agreement with EFS Caribbean Inc. includes the payment processing fees, terms, and conditions (see Exhibit 10.1). Any reference to the term 'master agreement' or 'master license' should be defined as having a direct software license agreement with a software provider (World Gaming). A sub-license agreement is defined as being an agreement whereby Netforce Entertainment Inc. acts as licensor of a software provider's (World Gaming) software to a third-party operator in exchange for an up-front fee plus a negotiated a revenue sharing agreement. Typically, there are web-site design and development costs incurred for initial set up and custom-designing a prospective sub-licensee's casino website. The commission paid to a sub-licensee starts at 50% of net revenue and moves up incrementally as volume increases. There are currently no sub-licence agreements in place at this time. A marketing agreement (also known as "Partners" or "Affiliates" or "Resellers") is defined as an agreement between Netforce Entertainment Inc. and either a webmaster with an Internet site that has established customer traffic of their own or another casino site linked to our primary casino site as a partner. There is no up-front fee charge for a partner. A monthly commission starting at 25% of the net revenues is paid to these as compensation for sending playing customers to our sites. Special online tracking software provided by World Gaming accounts for an affiliate's customer activity and calculates net revenue upon which the commission is based. We currently have approximately 200 registered partners with marketing agreements in place. Agreements are consummated online by accepting the `terms and conditions' prior to completing the online registration form. We oversee a number of Internet gaming websites under marketing agreements and we have implemented a substantial marketing program with initial advice from World Gaming. Headquartered in Antigua, EFS Caribbean, Inc. is a wholly owned offshore subsidiary of World Gaming Plc. We intend to engage in additional software agreements with other online gaming software providers with the objective of offering a wide variety of online gaming and wagering products and services thus reducing our reliance on any single technology provider and/or software platform.

The Company, including our subsidiaries, employs 4 full time persons on a contract as-needed basis. The individuals are either involved in developing and implementing a marketing strategy for us or are providing website maintenance and development and customer support.

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 8

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

On November 2nd, 2002, Net-Force Systems Inc. was declared effective as a Fully Reporting Foreign Issuer by the United States Securities and Exchange Commission by virtue of the filing of its F-1 Registration Statement (file #333-96561).

On December 31st, 2002, J. Alexander Securities filed a 15c211 application to the NASD on behalf of Netforce Systems Inc. On February 21st, 2003, Net-Force Systems Inc. officially received the trading symbol NTFSF from the NASD to trade publicly on the Over-the-Counter Bulletin Board Exchange (OTC:BB). No shares have been traded to date.

On June 1st, 2003, through an Extraordinary Shareholders Resolution dated June 1st, 2003, Net-Force Systems Inc. approved the sale of all of the 100 issued shares of Net Force Entertainment Inc., the operating subsidiary of Net Force Systems Inc., for total proceeds of $100.00 plus the assumption of debt, to Geneva Overseas Holdings Ltd., a British Virgin Islands Corporation. The company no longer has any control over Net-Force Entertainment Inc. See Subsequent Events in Note 11 to the Consolidated Financial Statements for a summary of the Discontinued Operations for the years ended April 30, 2003, 2002, 2001.

On June 3rd, 2003, Net-Force Systems Inc. created a new subsidiary named Atlantica Resorts Ltd., in the jurisdiction of the territory of the British Virgin Islands pursuant to the International Business Corporations Act. The


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 9

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

purpose of this corporation is to pursue opportunities in the resort properties marketing industry in the Caribbean. See Item 5 - Operating and Financial Review and Prospects: Operations Over the Next Twelve Months.

On June 10, 2003, the Company authorized the issuance of 25,000 shares of common stock for conversion of debt to equity valued at $0.10 per share or $2,500.


B. Business of the Issuer
-------------------------

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 10

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Net-Force Entertainment Inc. was fully licensed under the Antigua and Barbuda Offshore Gaming Commission up to the fiscal period ending April 30th, 2002. For the fiscal period of May 1st, 2002 to April 30, 2003, Net-Force Entertainment Inc. operated under an umbrella master gaming license obtained by World Gaming from the Government of Curacao, in the Netherlands Antilles. Netforce Entertainment's primary casino and sportsbook gaming website URLs can be found on the World Wide Web at www.aogaming.com, www.aocasino.com, and
                         ----------------  ----------------
www.aosportsbook.com.
--------------------

Our policy for the gaming websites we oversee is to accept subscriptions only from persons over the age of 18 years and believed to reside in jurisdictions that are not explicitly known to expressly prohibit Internet gaming. The development of our primary gaming website, www.aogaming.com, was initially
                                           ----------------
completed and launched on April 7, 2000.

Through the software license acquired from World Gaming, we offer up to 25 virtual casino games and live sportsbook wagering on most of the world's major sporting events. Included with the software license is the procurement of an initial Internet gaming license, concept development and design of the Web based casino(s), all odds-making rules and regulations, complete graphical user interface with sophisticated visual and sound effects to create a total gaming experience, real time wagering, complete secure electronic funds transfer, retention and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities, administration and complete 24 hour per day, 7 days per week customer support services, ongoing customization of the websites, the monitoring of all funds flow, the hosting of server software, customization and server integration, the provision of credit card processing and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting. All of the above functions are undertaken and managed by the software provider, World Gaming. Net-Force Entertainment Inc., as a software 'licensee', is essentially focused on Internet marketing activities which maximize traffic to the web-sites for the purpose of establishing and developing a large customer database.


C. Business and Marketing Strategies
------------------------------------

We intend to capitalize on the evolving opportunities on the Internet by developing and marketing Internet casinos and sports wagering websites to small and medium sized third-party operators at a reduced initial investment. To capitalize on this lucrative opportunity, Netforce Entertainment Inc., a wholly owned subsidiary of Netforce Systems Inc., and based in Antigua West Indies, was established. Netforce Entertainment Inc.'s corporate mission is to deliver efficient and entertaining online gaming services to a global market of end user customers. Netforce Entertainment Inc. will provide online gaming software licensing through third-party marketing agreements. Netforce Entertainment Inc. will also provide marketing, support, and web-site design capabilities for online gaming operators. Netforce Entertainment Inc. will utilize the Internet to deliver these products in a cost-effective, efficient and profitable manner. Netforce Entertainment Inc. aims to accomplish its objectives by applying the following Business strategy:

     o Netforce Entertainment Inc. will only enter into primary master software license agreements with the world's premiere online gaming software systems providers.

     o To enhance the Company's reach on the Internet and to accelerate market penetration on the Internet, Netforce Entertainment Inc. will enter into agreements to market the gaming software technology to third party operators. Netforce Entertainment Inc. intends to establish a sales department solely responsible for marketing its turnkey Internet Casino and gaming systems packages to potential


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 11

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

          third-party sub-licensee operators. NE will target small to medium-sized operators and entrepreneurs and high-traffic web-site operators ('webmasters') that have experience in Internet commerce, hence increasing their odds of successfully adding to the company's customer base and income stream. This complete system will include a custom-designed themed graphic user interface and gaming Web-site, access to a legitimate Gaming License, transaction processing and accounting system, customer service support, marketing consultation, and offshore administrative services. In exchange for this package, Netforce Entertainment Inc. intends to receive an up-front fee and a percentage of ongoing revenues.

     o Accelerated growth through acquisition. The offshore online gaming industry is currently fragmented and made up of a number of predominantly smaller private companies offering a variety of gaming services to a growing global customer base. Expected future industry consolidation provides an opportunity for Netforce to execute a strategy of actively seeking acquisitions of these small to medium-size established Internet gaming websites and operations, and therefore continually adding to the company's database of active customers at an accelerated pace. Netforce Entertainment Inc. will seek to acquire operations that present an opportunity for value creation through enhanced marketing and operational initiatives and synergies. This will further enhance the value of the Company's portfolio of Internet properties.

     o Offer superior 24/7 customer support services to all of the playing customers that fall under the umbrella of Netforce Entertainment Inc.'s web site operations. This is essential to maintain and grow the customer database and to differentiate the Company's product offering in the market place. Customer service support for the websites is provided by World Gaming through Electronic Financial Services Caribbean Inc. as a condition of the software agreement. Customer support representatives deliver 24-hour customer and technical support to deal with casino games problems, deposit and payment inquiries, system downtime problems, and general questions. Netforce Entertainment Inc. provides secondary customer support via e-mail dealing with marketing, special promotions, and customer retention programs. Customers cannot place wagers over the telephone with either of the above customer service options.

Our business strategy is designed to promote the Net-Force brands and strive for the industry leadership position by focusing on gaming, providing an innovative and easy to use concept, acquiring players on an efficient basis, maximizing player retention and expanding and leveraging our player base through multiple marketing channels and third-party operators. We believe that this strategy enables us to reduce reliance on any one source of players, maximize brand awareness and lower average player acquisition costs. By combining expertise in marketing, sophisticated computer software systems and a focus on excellent customer service, we believe that we deliver an entertaining online gaming experience for players. With our mandate of providing a gaming experience with unmatched options and technology allowing for three-dimensional displays and a wide gaming selection, Management believes customers are provided with a product unparalleled in the marketplace. Management believes that the Internet is a well-suited medium for the provision of entertainment products and services, especially those related to user-friendly, innovative casino-style games.

We note that the auditor's opinion contains a going concern statement as of the April 30, 2003 year-end audit (see Independent Auditor's Report, of the Audited Financial Statements for April 30, 2003, also see note 4 to the financial statements of the financial statements). However, long-term debt remains at zero as at April 30, 2003. Total expenses including general and administrative expenses and other expenses for the fiscal period ending April 30, 2003 were $201,732 representing a decrease of 51%, as compared to the same period in the previous year. To ensure the ongoing viability of Netforce Systems Inc., we plan to raise additional capital through a private placement equity issuance or engage in a viable merger transaction with a private or public company with an established revenue and earnings profile during the second or third quarter of fiscal period 2004. However, there can be no assurance that we will be successful in finding a suitable merger/acquisition candidate.


D. The Company's Services and Products
--------------------------------------

We have established websites, located on the Internet at www.aogaming.com,
                                                         ----------------
www.aocasino.com and www.aosportsbook.com that offer a comprehensive interactive
----------------     --------------------
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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 12

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

We completed the process of designing the interfaces between the players and the World Gaming software for Antigua Online Casino and Sportsbook by March 2000. We beta tested the website for ease of use, clarity and accuracy prior to officially launching the same on April 7, 2000. The gaming opportunities offered at the website have been designed, in conjunction with World Gaming, to evoke sights and sounds similar to a Las Vegas style casino. We include in these menu choices the various gaming rooms, including black jack, baccarat, slot machines, roulette and video poker. In addition, the player has the option to use the sports betting option to place bets on sports events taking place around the world. The players use the Windows format of commands to carry out the gaming activities. The websites also include special effects such as three-dimensional displays, sounds of cards shuffling, coins falling from virtual machines and other generally familiar background casino sounds. In addition to English, we also intend to offer players the ability to engage in the proposed gaming activities in such languages as Spanish, German, Japanese and Chinese or in whatever languages and/or ethnic identities as Management deems practical in order to facilitate worldwide expansion of its player base.



--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 13

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

We intend to conduct continuing development of our websites (and such additional websites as we deem appropriate with varying themes and languages) and the products offered thereat in accordance with our customers' demonstrated preferences, demographics, and the evolution of new technologies. Our goal is to utilize the World Gaming software and such other software, which may be identified by us as useful in order to provide the players with gaming services, which is competitive, innovative and easy to use in the Internet gaming industry.


E. Marketing
------------

We have implemented a comprehensive marketing program in conjunction with our software provider. We believe that international markets will represent a significant portion of our revenues in the near future since many of the products and services intended to be offered are not currently available in these markets. Our websites are intended in the future to contain translations of account registration forms and playing instructions and the proposed customer service representatives are intended to be fluent in all languages offered at the websites.

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

On-Line and Traditional Advertising. We have promoted our brands through an
-----------------------------------
aggressive marketing campaign using a combination of on-line and traditional advertising. We advertise on the websites of major Internet content and service providers, and targeted gaming-related websites. Our traditional advertising efforts include print advertising in major magazines and gaming related publications, and may also include radio advertising and television advertising. We have advertised in the past in the following publications: High Roller Magazine - Spring 2000 Special Issue, Time Magazine/Atlantic Edition, April 17, 2000, Special Advertising Section - World Focus: Antigua and Barbuda, Alaska Airlines In-Flight Magazine (scheduled flights to Las Vegas), April, June, and August 2000 Issues. We currently have no print advertising placed.

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 14

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Submissions to Search Engines. Potential players often learn about websites on
-----------------------------
the Internet from listings on search engines. We have submitted its URL's and a brief description of its Internet casino gaming and sports wagering websites to various search engines so that our information is available to potential players who use search engines to locate Internet gaming sites. Examples of the search engines that the company's URLs have been submitted to include: www.yahoo.com,
                                                                -------------
www.altavista.com , www.lycos.com, www.dmoz.com, www.directhit.com,
-----------------   -------------  ------------  -----------------
www.euroseek.com , www.google.com , www.excite.com, www.looksmart.com,
----------------   --------------   --------------  -----------------
www.hotbot.com. The websites have also been submitted to the following Internet
--------------
casino directories including but not limited to www.gamblingregistry.com,
                                                ------------------------
www.casinolocator.com, www.casinoseek.com, www.gambling.com, and
---------------------  ------------------  ----------------
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


F. INDUSTRY OVERVIEW
--------------------

Global Gaming Industry
----------------------

United States of America
------------------------

In the U.S., Americans legally wager over $500 billion per year. This level of legalized gambling is the result of rapid expansion in the industry over the past decade. Since 1988, the number of states allowing casino gambling has increased from two, Nevada and New Jersey, to 24, (including those with Native American Casinos). At this time, only the states of Utah and Hawaii prohibit all forms of gambling. U.S. casino revenues were projected to be about $24 billion in 1998, reflecting an expected 6% growth from 1997, lower than the double-digit increases earlier in the decade. Gambling in the U.S. has many forms, including casinos, horse and dog racing, government run lotteries, riverboat casinos and Jai Alai, all of which are highly regulated. At the present time, there is no existing regulation of Internet gambling in the U.S. The U.S. House of Representatives and the U.S. Senate have recently passed bills to largely prohibit Internet Gambling by stifling the various payment mechanisms used by U.S. gamblers to make financial deposits to offshore Internet Gambling operators. (Also see Item 4. - L., Recent Regulatory Developments in The Internet Gambling Industry).

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 15

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Despite the economic crisis, the casino industry in the Philippines is experiencing the strongest expansion in the region, with three new operations having opened in recent years. The Manila market is being reorganized and partially privatized, providing the opportunity for change and market growth. Three publicly traded companies are active in the Philippines casino market:
Starwood Hotels & Resorts, Malaysian-based Metroplex and Manila-based Belle Bay Corporation. Taiwan offers the most interesting potential for change. The government took another step toward legislation in 1998 by commissioning a report recommending a tightly regulated industry of casinos in recreational areas. Foreign investment would be permitted up to 40%.



--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 16

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


G. Internet Gambling Industry
-----------------------------

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 17

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Due to pending prohibition legislation combined with a dramatically increased rate of major financial institutions declining credit card payments for online gambling, Wall Street analysts have recently decreased their growth estimates for the Internet Gambling industry. Bear, Sterns Inc., scaled its 2003 estimates down from $6.2 billion to $4.2 billion, while Christenson Capital Advisors has cut its estimate by 5%, to $6.03 billion.

Much of the offshore wagering industry traffic is generated by Americans. See Marc Falcone, Bear, Stearns & Co., Gaming Industry 12 (Mar. 2001). In 2000, an estimated $1.5 billion was wagered on the Internet, of which approximately $553.3 million was wagered on sporting events, and those amounts are estimated to have nearly doubled in 2001; the number of websites that offer wagering is now believed to be 1,200 to 1,400, half of which have appeared in just the last 2 years. See Falcone, supra, at 6, 48. In Antigua and Barbuda alone, there are more than 50 on-line sportsbooks in current operation, see http://www.tbwsport.com/bookmakers/america.html, and more than 50 jurisdictions all over the world license and regulate sports betting websites and wagering operations. See Mike Brunker, On-Line Gambling Goes Global, MSNBC, Apr. 10, 2001, at http://www. msnbc.com/news .

Based on industry data on the Internet Gambling industry produced by Christenson Capital Advisors, the year 2003 estimated industry revenue was $6.03 Billion. For the April 30, 2003 year-ended fiscal period, our total revenues did not exceed US$ 500,000. Therefore our current position in the worldwide market is approximately 0.0083 of one percent.


H. International Outlook on Internet Gaming
-------------------------------------------

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

In April of 2001, Australia introduced bill 1062 to ban internet gambling within
                  ---------                 ----
Australia and certain other countries. This bill passed in July of 2001, meaning that there is no internet gambling within Australia. There are two main prohibitions under the Act. First, there is a general prohibition on both Australian and foreign persons from providing interactive gambling services to customers in Australia. Second, Australian-based interactive gambling services are prohibited from providing interactive gambling services to customers in certain designated countries. The list is very short (and does not include the USA). As a result, many internet casinos actually set up shop in some of the island-states (i.e. Tasmania) and actively take bets from all over the world, at the same time complying with the laws of the Act.

Sports betting on the internet in Great Britain is prolific and regulated by the
                                  -------------
government. Large Multinational corporations (including Rupert Murdoch's British Sky Broadcasting) are involved in online sports betting. On March 7, 2001, Chancellor Gordon Brown proposed in the budget to eliminate the current 6.75% tax on all sports bets placed. He also proposed to replace the tax with a 15% corporate tax on the gross profits of the bookmaker. Britain has recently made it easier for entrepreneurs to start an online sportsbook business, provided they have the minimum capital requirements. For these reasons, more companies in this industry are considering to move or begin their operations in the United Kingdom. This is one of the fastest growing regions of the world for I-gaming companies.

As of May 31, 2002, online gambling in Hong Kong is illegal. The Home Affairs
                                       ---------    -------
Bureau is responsible for formulating gambling policy and monitoring its implementation. Hitherto, the gambling policy is to restrict gambling opportunities to a limited number of authorized and regulated outlets. At present, such authorized gambling outlets include horse racing organized by the Hong Kong Jockey Club (HKJC), the Mark Six Lottery organized by the Hong Kong Lotteries Board and gaming activities authorized by the Commissioner for
                                                        ----------------
Television and Entertainment Licensing (CTEL) (e.g. mahjong parlors). Under the
---------------------------------------------
Gambling Ordinance (Cap. 148), all gambling activities are illegal except those expressly authorized by the Government under the Betting Duty Ordinance (Cap.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 18

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

108) (i.e. the HKJC horse racing and the Mark Six Lottery), those licensed by the CTEL (e.g. mahjong parlors) and those exempted under Section 3 of the Gambling Ordinance (mainly social gambling).


I. Competition
--------------

The online commerce market is new, rapidly evolving and intensely competitive, and we expect that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. Management estimates that there are over 2,000 online gaming and related sites in operation today with potentially thousands more "affiliate" sites. . However, the majority of these sites do not produce substantial revenues as compared to the established, brand name sites, whose operators have invested heavily in their marketing, affiliate, and customer service programs to continuously increase their customer bases and maximize customer retention. Some of the more established Internet Gaming sites that provide similar gaming services as Netforce Entertainment's web sites and that the Company has identified as its competitors include http://globalinteract.com, http://www.intertops.com/, http://www.playersonly.com/,
-------------------------  ---------------------------
http://www.goldclubcasino.com/, http://www.intercasino.com/,
------------------------------  ---------------------------
http://www.englishharbourcasino.com/, http://www.usacasino.com/,
------------------------------------  -------------------------
http://www.thesandscasino.com/, http://www.betonsports.com/,
------------------------------  ---------------------------
http://www.sportingbet.com/, http://www.wwts.com/, and http://www.poker.com/.
---------------------------  --------------------      ---------------------

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


J. Description of Property
--------------------------

The Company occupies 240 square feet of commercial office space at Suite #10-Epicurean, , Friars Hill Road, Woods Centre, St. John's, Antigua, West Indies. This office houses our operations including workstations for four individuals engaged in customer support, production, marketing, website development, and accounting, and administration functions. All gaming transaction servers website hosting facilities are physically housed and maintained by World Gaming's co-location facilities in Antigua. The building in which we leased space is in the heart of St. John's and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology. As well, our offices are in close proximity to banking services, the post office, money transfer services, courier services, and other essential business service providers and their offices.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 19

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

The terms of the Woods Centre office lease are as follows: We currently lease 240 square feet of office space on a month-to-month basis allowing for flexibility to expand to larger office space in the same complex should the need arise. The annual rent is $8,400 USD.


K. Government Regulation
------------------------

In July 1998, the U.S. Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites could be sentenced to up to four years in jail and fined up to $20,000. Gamblers who illegally bet via the Internet could receive a jail sentence of up to three months and a fine of either $500 or three times the amount of the bet. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the U.S. House of Representatives overwhelmingly voted down the legislation. Recent efforts on the part of the federal government to ban Internet gambling is a departure from previous gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in a wide range of attitudes towards gambling. Most states allow some type of gambling whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.

While passage of the Internet prohibition laws in the future are possible, in one form or another, practical enforcement of the law is a separate matter. The Internet is a global information and communications medium operating without boundaries. Due to the global nature of this medium, no regulatory agency has control over the content of information accessible to users. The inability of governments to regulate materials it deems offensive or illegal results in political and social frustration. Measures to remove offensive materials, such as those classified as containing adult content, have been unsuccessful to date. The same enforcement problems will be encountered with gambling sites. These are three avenues through which law enforcement officials may attack the problem: the gaming website, the ISP or the user. The enforcement of anti-Internet gambling laws through each of the avenues presents interesting social and technological problems.

In the United States, the ownership and operation of land-based facilities has traditionally been regulated on a state-by-state basis. According to a recently published industry report by Bear Stearns, the Federal Government's role in regulating gambling appears to be changing. Increased Federal interest may not result in new regulations for the traditional forms of gambling that are easily subject to police power of the individual states, may result in a redefined role for the Federal Government in dealing with Internet gaming. The U.S. Department of Justice has maintained that, technically, there are no specific U.S. Federal provisions against placing of bets overt the Internet. However, the Justice Department also maintains that it is illegal to operate Internet Gaming Websites and servers from within the United States. We are not physically located in the United States nor do we house any computer servers or other such computer hardware within the United States.

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

March 4, 1998 marked the first federal prosecution for gambling on the Internet as 21 American gambling site operators were charged with conspiring to illegally transmit bets over the Internet and the telephone. The men were owners or managers of eight Caribbean and Central American-based companies that accepted telephone and Internet wagers on sporting events. The individuals were charged with felonies under the Wire Act, which explicitly prohibits placing sports wagers over State lines via telephone wire. However, the Wire Act does not directly identify or address the use of the Internet with its logistical factors including the question of global borders and jurisdiction as it relates to where a wager is actually received and/or processed. The common factor in all of the operators indicted was the fact that all were clearly directly accepting and booking sports wagers via telephone lines from the U.S. Only one of these indictments resulted in a trial. Jay Cohen took the matter to trial and was convicted of seven counts of violating the Wire Act and one count of conspiracy. Mr. Cohen received a $5,000 fine and a 21-month prison sentence. In June of


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 20

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

2002, Mr. Cohen's appeal to the U.S. Supreme court was rejected and he must serve the full sentence.

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

In addition, because our services are intended to be made available over the Internet in multiple foreign countries, other jurisdictions may claim that we are required to qualify to do business in that foreign country. We intend to qualify to do business only in Antigua and Barbuda. Our failure to qualify in a jurisdiction where it is required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition




--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 21

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

L. Current Internet Gambling Enforcement
----------------------------------------

Recent Regulatory Developments in the Internet Gambling Industry
----------------------------------------------------------------


On March 13, 2003, Congressman Conyers from the US House of Representatives introduced HR 1223 (also known as the "Internet Gambling Licensing and
           -------
Regulation Commission Act"). The first of such bills introduced to the US House of Representatives, it proposes creating a 12 month commission to study the possibility of regulating internet gambling in the USA. What is important is that no less than 18 months after the act is passed can US Congress make any changes to the existing laws regarding internet gambling. The governments major concerns are (1) that minors will be prevented from Gambling online and (2) the money generated from Internet Gambling will not be used for money laundering and terrorism. The bill is currently in committee.


Around the same time as Conyers was introducing his bills, On January 7, 2003, the US House of Representatives introduced HR 21 (also known as the "Unlawful
                                           -----
Internet Gambling Funding Prohibition Act"), proposed legislation to amend the Wire Act of 1961 (Title 18 of the US Code) to cover internet wagering as well.
----------------
The US Senate on March 13 introduced a similar bill, S 627. Both S627 and HR21
                                                     -----
define illegal gambling and acts to prevent monetary commerce for "unlawful" gambling purposes by making unlawful financial transactions for gambling in both an online and wireless environment where no legislation exists. HR 21 is similar to HR 556 (also known as the "Leach-LaFalce Act") and HR 2579. Both were
   ------                                             -------
submitted in 2001 and failed in 2002 as they were not voted on in the US Senate during that year.

On June 11, 2003, HR 2143 was passed in the House of Representatives. On July 31, 2003, the Senate Banking Committee passed S.627, the Internet Gambling prohibition bill proposed by Sen. Jon Kyl, R-Ariz. The bill was unanimously to be reported to the full Senate. Kyl's bill will block online gambling merchants from taking credit cards or other bank instruments as payment from American online gamblers. Changes to the bill adopted on the day of the vote eliminate an exemption for state-sanctioned betting operations that is included in the House version.

The Senate amendments continue to allow wagers on horse and dog racing on secure "closed-loop" systems or private networks that require gamblers to subscribe to the system, verify their ages and assure that they are in a state or American Indian reservation where the form of gambling is legal.

Our Internet operations and corporate structure are structured in such a fashion that we do not directly process wagers and facilitate payments of betting customers, nor do we accept wagers via the telephone on sporting events. Further, we do not physically operate within the boundaries of the United States. Therefore, we are of the view that we are not in violation of or specifically subject to the Wire Act of 1961 or future laws that may result from regulatory bills recently passed in the U.S. House of Representatives as well as the U.S. Senate. However, this may not preclude the United States or other jurisdictions from initiating criminal or civil proceedings against us and these proceedings could involve substantial litigation expense, penalties, and fines. In addition, these proceedings may divert the attention of our key executives, and may result in injunctions or other prohibitions against us. These proceedings could have a material adverse effect on the business, revenues, operating results, and financial conditions.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
----------------------------------------------------

Forward Looking Statements
--------------------------

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking-statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements. See "Risk Factors" for more information.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 22

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing at Schedule "A" in this annual return.

Plan of Operations
------------------

Revenues and Financing
----------------------

Our principal source of revenue for the fiscal period ended April 30th, 2003, was generated from our operating subsidiary, Netforce Entertainment, Inc. Netforce Entertainment Inc. is a gaming company, which oversees Internet wagering websites. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for us will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain revenue growth, we intend to expand the content and to improve the services on the Internet websites on a global basis, as well as researching and developing other projects that will utilize our existing facilities and expertise.

Revenue Generation Process. Revenues for the Company were generated each time a customer makes a wager on the website. Net monthly revenues are calculated as the total dollar amount wagered by customers in the virtual casino and/or the sportsbook wagering website less winnings by customers in the virtual casino and/or sportsbook wagering website for a given calendar month. The software royalty fee and transaction processing fees are included in the cost of sales. Transaction processing fees consist of credit card discount fees of 5.50 % per deposit, $1.60 per transaction, $5.00 fee for each check processed, and a $25.00 fee to process each credit card chargeback. As well, deposit bonus credits used to encourage customer deposits are also included in cost of sales. See Exhibit 10.1, Software License Agreement, Section 2.3 Financial Transactions, and Schedule A.

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 23

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Management believes that the reduction of total long-term debt burden to zero combined with existing cash resources and ongoing revenues from operations will enable the Company to meet its financial obligations for the next 12 months. No assurance can be given that revenues from gaming activities and/or proposed secondary revenues will enable us to meet our financial obligations. As such, we may solicit and arrange for additional debt financing from private arm's length lenders in the event existing financing and revenues do not meet our financial obligations. In addition, we may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of existing financing, expected revenues from operations and additional debt and/or equity financing is intended to provide us with sufficient operating capital for a period of approximately two years.

Historical Expenditures. Historical expenditures up to the period ending April 30, 2003 have consisted primarily of monthly expenditures for such costs as office overhead, office rent, utilities, marketing expenditures, wages, ongoing web-site design and maintenance, and accounting services. A major expenditure has been the cost of seeking to obtain a public listing for the company. Costs of going public include legal expenses, consultants' fees, auditing services, and general public listing filing fees. The period consisted of comparatively less expenditures on organizational/set-up costs such as office leasehold improvements, security deposits for rent, utilities, and licenses, financing costs, and legal services.

Payments to be made to World Gaming for the gaming software are comprised of the following 2 components:

     1.   Payment for the software: a one-time US$100,000 fee for the set-up and
          ---------------------------------------------------
          configuration. This fee includes all future versions and upgrades of the software at no additional cost.

Actual payments made by Netforce Systems Inc. to Softec Systems to date consist of a deposit of US$ 10,000.00 upon the signing of the software agreement. This payment was the first installment of the total US$100,000.00 one-time software set-up and configuration fee. The balance of payments as detailed in the software agreement called for the balance of US$90,000 to be paid in monthly installments @ US$10,000 until fully paid. The payment schedule for the software commenced on the date of `live' operations, the design and testing of the gaming website is complete and the first wager. That date was April 7th, 2000. Subsequent to this date, during the three months of operations after the launch date, a number of software configuration problems were experienced which substantially stifled customer acquisition. As compensation, Starnet Systems/World Gaming agreed to reduce the balance of payments due for the one-time setup and configuration fee to zero. Consequently, no further payments were made under the software agreement in fiscal period 2001, 2002 and 2003.

     2.   Ongoing royalty payments to World Gaming consisting of a percentage of
          ----------------------------------------
          the net revenue generated on a monthly basis. As detailed in the software agreement, these payments will begin upon commencement of live operations of the gaming website. The schedule of royalty payments payable to World Gaming as detailed in Schedule "A" of the software agreement is as follows:

         *Net Monthly Revenue (US$)                Royalty Fee Payable
         0 to < or = $500,000                            25%
         $  500,000 to < = $1,000,000                    20%
         $1,000,000 to < = $5,000,000                    15%
         $5,000,000    < = $10,000,000                   12.5%
         $10,000,000 plus                                10%

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 24

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

A significant trend in expenditures in this industry of note, relate to marketing expenditures and its direct relationship with net revenues generated. Marketing expenditures are a variable cost, so it is anticipated that as these expenditures are increased revenues will respond as a direct result, further enhancing the company's liquidity. It is important to note that the revenues generated are entirely of a cash nature as no credit is extended to customers. Therefore since there are no customer receivables generated of a material nature, there is no need to establish an allowance for doubtful accounts. Any accounts receivable carried on the balance sheet consists of monthly net revenues payable by Electronic Financial Services Caribbean Inc. and World Gaming Plc. Typically net revenue is due and payable at month-end but not actually paid until the 15th of the following month. As was stated in the previous paragraph, EFS Caribbean Inc., the credit card transaction processor, maintains a 10% rolling reserve hold on credit card deposits on behalf of the company. These reserved funds are released after a 180-day period on a monthly rolling basis. EFS had increased the rolling reserve to 10% of deposits from 5% to allow for a slightly increased level of credit card chargebacks industry-wide.

For the twelve-month period ended April 30, 2003, Net-Force Systems Inc. recorded revenues of $288,613, a decrease of 44% as compared to revenues of $519,237 for the previous fiscal period ended April 30, 2002. The primary reason for the decline in revenues for the period was the decision by most of the major credit-card companies and banks to block online gambling transactions on their own. American Express, Citigroup Inc., Bank of America Corp., MBNA Corp., and other credit-card issuers that together control more than 80 percent of the market no longer allow payments to gambling sites. Other major payment services such as PayPal have blocked transactions for online gambling as well.

Our revenues are directly dependent on the amounts of funds deposited by our customers. A substantial portion of these deposits are made by credit cards. As stated above, many issuing banks of major credit cards (i.e., Visa and MasterCard) such as MBNA, Bank of America, Chase Manhattan Bank and Citibank over the last year have announced that they will decline authorization to U.S. persons who try to use their credit cards for online gaming. Non-U.S. Banks processing the online gaming transactions can become targets of U.S. criminal proceedings under the newly enacted Patriot Act. The jurisdiction of the United States, under the Patriot Act, now extends to all non-U.S. banks that have correspondent accounts in the United States. The United States can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Department of Justice currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a serious disincentive to the banks to process online gaming transactions which adversely impacted our revenues over the last year of operation.

Additionally, many banks currently will not process transactions with the industry code for Internet gaming when the credit card is not physically presented to the merchant, due to the perceived increased risk of charge-backs by end users for reasons including card sequencing and unauthorized use of credit card. If additional issuing banks also decide not to process such transactions, this will make it more difficult for customers to deposit funds for betting. This will most certainly have a negative effect on our revenues.

Gross margin for the period was 26.4% versus 46% for the previous period, due to significant decrease in total sales combined with an increase in affiliate commission payouts over previous periods. This negative change in gross margin was a direct result of the current policy of major U.S. banks and financial institutions towards online gambling, with regard to declining online gambling credit card transactions of their card-issued customers.

Total expenses, including General and Administrative expenses, Depreciation and Amortization, and Interest expense, were $201,732 for 2003 versus $411,423 for 2002, a decrease of 51% year over year. Due to the reorganization and elimination of long- term debt and total liabilities on the balance sheet during the previous fiscal period, interest expense on notes payable decreased from $34,141 in 2002, to $1,537 in 2003, a %95 decrease. The total annual net loss

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 25

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

for the period was ($125,564) versus a total net loss of ($174,206) in period ended April 30, 2002, representing a decrease (improvement) of 28%. Advertising and marketing costs have been significantly reduced compared to previous periods as we anticipate a future exit from the Internet Gambling industry due to increasing regulatory pressures in the U.S. Most of the major initial costs of obtaining a public listing such as legal fees, consulting fees, filing fees, accounting and auditing fees, for the company have been expended in the most recent period ended April 30, 2003, and the previous fiscal period. We have obtained a trading symbol from the NASD on February 21st, 2003 (NTFSF) which increases the marketability of our common shares for our existing shareholders and enhances greatly our opportunities for future equity financings. Other than the ongoing reporting requirements and associated costs, we do not expect that costs associated with the public listing will affect results from operations in the next fiscal period 2004, as has been the case in past periods.

Our gross margin tends to fluctuate from period to period. There are two primary factors that influence our cost of sales, which in turn affects the gross margin from period to period. First, we use deposit bonus credits in promotions in order to generate new member signups and to encourage customer deposits. Bonus credits given are typically 10% to 20% of the customer's deposit and will vary from period to period depending on the promotion and season of the year. Higher deposit bonus credits result in a higher cost of sales. Second, the credit card charge back rate varies from period to period which can adversely affect the gross margin. As a result of more efficient fraud controls undertaken by the transaction processor, Electronic Financial Services Caribbean Inc., the most recent financial quarters showed a much lower rate of credit card chargebacks than previous fiscal periods. However, as stated, we have experienced increased credit card declines due to the major banks refusing to accept transactions for their card-issued customers who attempt to make payments to online gambling operators. As a result, our revenues derived from credit card deposits have been significantly adversely impacted.

The afore-mentioned revenues and operating expenses primarily resulted from Discontinued Operations. On June 3, 2003, we disposed of our operating subsidiary, Net-Force Entertainment Inc. See Subsequent Events in Note 11 to the Consolidated Financial Statements for a summary of the Discontinued Operations for the years ended April 30, 2003, 2002, and 2001.

Operations for the Next Twelve Months
-------------------------------------

Our primary on-line wagering website, www.aogaming.com, went live on the
                                      ----------------
Internet on April 7th, 2000. Since that time, the Web site has gone through several changes, re-designs, and upgrades as management had deemed necessary as a result of evolving customer needs and competitive influences. The gaming website customer database has grown steadily from the initial launch date. However, to continue to grow our gaming websites' customer traffic, member base and revenues, and to stay viable in the current competitive and regulatory environment, we will need to increase our investment in marketing expenditures to target global markets.

We may therefore find it necessary to raise additional funds as is deemed necessary by management through private placements of stock issued out of our treasury to individuals or corporations who have expressed interest in obtaining stock in the Company. To ensure the ongoing viability of Netforce Systems Inc., we plan to raise additional capital through a private placement equity issuance and engage in a viable merger transaction with a private or public company with an established revenue and earnings profile during the second or third quarter of fiscal period 2004. However, we can give no assurance of our success in finding and acquiring a viable entity that will ultimately ensure our profitability in the fiscal period ended April 30, 2004..

On June 1st, 2003, through an Extraordinary Shareholders Resolution dated June 1st, 2003, Net-Force Systems Inc. approved the sale of all of the 100 issued shares of Net Force Entertainment Inc., the operating subsidiary of Net Force Systems Inc., for total proceeds of $100.00 plus the assumption of debt, to Geneva Overseas Holdings Ltd., a British Virgin Islands Corporation. The company no longer has any control over Net-Force Entertainment Inc. This event signifies Net-Force Systems Inc.'s official exit from the Internet Gambling Industry. See Subsequent Events in Note 11 to the Consolidated Financial Statements for a summary of the Discontinued Operations for the years ended April 30, 2003, 2002, 2001.

On June 3rd, 2003, Net-Force Systems Inc. created a new subsidiary named Atlantica Resorts Ltd., in the jurisdiction of the territory of the British
---------------------
Virgin Islands pursuant to the International Business Corporations Act. The purpose of this corporation is to pursue opportunities in the resort properties marketing industry in the Caribbean. The company intends on utilizing its management and business experience in the Caribbean region combined with its Internet marketing expertise to capitalize on opportunities available in the

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 26

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

tourism industry. During the second or third quarter of fiscal period 2004, the company intends to make a test-market acquisition of a small resort hotel of between 10 to 25 rooms. We will then intend to enter the large and growing time-share industry with these types of properties. Specific Caribbean region islands that management will target include Antigua and Barbuda, Sint. Maarten/St. Martin, Dominica, St. Kitts, St. Lucia, as well as certain resort areas in the Dominican Republic.

A number of studies have demonstrated a strong interest in the Caribbean as a foreign destination of interest for United States consumers considering a timeshare purchase. In fact, according to the Future Timeshare Buyers: 2001 Market Profile, the latest research of prospective purchasers commissioned by Interval International, the Caribbean is ranked as the top foreign destination among consumers considering a timeshare purchase. When considering destinations in which they might like to purchase timeshare, 64 percent of consumers would consider purchasing in the Caribbean. The 2001 Market Profile project was developed from data collected in the Yesawich, Pepperdine & Brown/Yankelovich Partners 2001 National Leisure Travel Monitor, a strategic marketing tool for the travel and leisure industry. Market research also indicates that 14 percent of pleasure travelers, about 11.3 million people, are interested in purchasing timeshare in the next two years. Only five percent of this total market has been penetrated. Because vacationers have paid for their lodging in advance, timeshare has proven more resilient to economic downturns and international tension, such as the September 11 event, than other leisure sectors, and it is anticipated the industry will hold its own in the intermediate future. The timeshare industry as a whole has enjoyed a double-digit annual growth rate during the past two decades. Today, there are more than 5,100 resorts in 110 countries around the world, with annual sales estimated at nearly $7 billion. Public interest is rising as travelers learn about the flexibility of timeshare; the variety of products offered at different price ranges and the innovative programs and services introduced each year.

Barbados Travel News (Press Release July 15, 2003): The Caribbean's tourism industry is showing signs of recovery after two difficult years, according to figures released by the Caribbean Tourism Organization (CTO), in its quarterly publication, Key Tourism Statistics (Keystats). "Caribbean tourism now appears to be past the lowest point of the downswing and the numbers coming in from member countries show that there are signs of recovery," said Jean Holder, secretary general of the CTO. Stayover arrivals to the region increased by an estimated seven percent during the winter of 2003 over the same period last year. The Caribbean registered increases of around seven percent from the United States; 21 percent from Canada and six percent from the European market for the winter of 2003.

Travel and tourism makes up 5 percent of global GDP with more than 650 million international tourist arrivals registered last year, making it the largest single industry on the planet. In some parts of Latin America and the Caribbean (Bahamas, Costa Rica, Mexico, Cuba) tourism is the largest employer and one of the largest sources of foreign capital. More than most industries, tourism dollars trickle down to small-scale business and help develop isolated regions. Latin America and the Caribbean together hold a 10 percent market share in terms of total international arrivals in the world.

Balance Sheet Data
------------------

                                    At April 30, 2003     At April 30, 2002    At April 30, 2001
                                   -------------------   -------------------  -------------------

Total Assets                            130,157                236,254              269,194
Shareholders' Equity (deficit)          (26,123)                99,441             (682,956)

Liquidity and Capital Resources
-------------------------------

As at April 30, 2003, available unrestricted cash on hand plus net accounts receivable due in less than 30 days amounted to $35,617 versus $84,085 for April 30, 2002, a decrease of 58%. Current assets less player deposits as at April 30, 2003 were $66,544 and current liabilities less players deposits were $104,643. Total liabilities as at April 30, 2003 were $156,280 versus $136,813 as at April 30, 2002. Approximately 75 % of the current liabilities as at April 30, 2003 consists of wages payable to Chairman , President, and Chief Executive Officer Terry G. Bowering ($53,387), customers deposits ($51,637), and stock subscription payable ($12,500). Total stockholders Equity was ($ 26,123) as at April 30, 2003 versus $99,441 as at April 30, 2002.

The company received its trading symbol (NTFSF) from the NASD on February 21st, 2003. The company now has a ready market for its issued shares which greatly enhance opportunities for additional equity financing in fiscal period 2004. Proceeds from a future equity offering in the second or third quarter of fiscal

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 27

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

period 2004 will be used to generate working capital to increase liquidity and to engage in a merger acquisition transaction with a viable private or public company with an established cash flow stream.

Material Commitments for Capital Expenditures
---------------------------------------------

There were no material commitments for capital expenditures as of the end of the latest fiscal period ended April 30, 2003. The existing administrative office and computer hardware includes personal computers, printers, fax machines, and backup power supply units, which maintain operation of the electronic office equipment during short power outages. This office equipment is adequate to conduct current business operations.

From this office, the company conducts web-site design, marketing, customer service support services for the company's websites. The company also manages corporate communications and investor relations from this office. The company maintains access to the Internet, which requires personal computers, communications hardware and software, and backup power supply units. All of the above commitments were settled in full payment in cash from the proceeds of initial share issuances and from the proceeds from the initial promissory note issued on July 15, 1999.

During the fiscal period ended April 30, 2003, no further payments were made to World Gaming under the software license agreement for the initial software setup and configuration. As stated, the major capital expenditure for software was a one-time setup and configuration fee of US$100,000 payable to Starnet Systems International (formerly Softec Systems). An initial payment of US$10,000.00 was paid upon execution of the agreement on July 15, 1999 leaving a balance of US$90,000.00 payable upon completion of the configuration/design of the software and commencement of live operations. In September of 2000, the balance of this one-time initial setup fee was subsequently negotiated to zero as a result of a compensation agreement with Starnet Systems International. During the fiscal period 2003, only monthly royalty fees (as a percentage of monthly total revenues), were paid to World Gaming.

We anticipate that we will have material capital expenditures in the next fiscal period. Now that we have obtained a trading symbol from the NASD (NTFSF), we intend to engage in an acquisition of a viable private or public company during the second or third quarter of fiscal period 2004. Alternatively, our new subsidiary, Atlantica Resorts, Ltd., will be seeking to engage in an acquisition of an income- producing resort or investment property (see: `Operations Over The Next Twelve Months'). These prospective transactions will be funded primarily through equity financings.

Material Commitments for Resources
----------------------------------

No material commitments of resources were made during the fiscal period ended April 30, 2003.

Any material commitments of resources over the next year will be funded from an additional financing which may consist of a combination of equity financing and issuing a promissory note with a possible convertible equity component attached.

Impact of Inflation
-------------------

The Company believes that inflation will not materially affect its business.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------

Directors and Senior Management
-------------------------------

The daily affairs of Net Force Systems Inc. are under the direction of its senior management: Mr. Terry Bowering, President.




--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 28

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

The directors, officers and senior management of Net Force Systems Inc. are as follows:

Name               Age   Position      Residency        Term as Director

Terry Bowering     42    President     St. Johns        03/99 - present
                                       Antigua

Dwight Lewis       42    Director      St. Johns        12/99 - present
                                       Antigua

Derek Ferguson     31    Director      Vancouver, BC    10/01 - present
                                       Canada

Trevor Bowering    44    Director      Regina, Sk.      08/01 - present
                                       Canada

Terry G. Bowering
-----------------
Chairman, President and Chief Executive Officer
Dove Cove, Dry Hill
P.O. Box W-645
St. John's, Antigua, West Indies

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

Dwight Lewis
------------
Director
Cassada Gardens
P.O. Box W-386
St. John's, Antigua, West Indies

DOB: May 24, 1961 (Age 42)
St. Lucia, West Indies



--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 29

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Dwight Lewis, MA, BSc.
----------------------

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

Derek C. Ferguson
-----------------
Director
512-1238 Seymor St.
Vancouver, B.C., V6B 6J3 Canada

DOB: August 12, 1972 (Age 31)
Vancouver, Canada

Derek C. Ferguson, B.Comm
-------------------------

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




--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 30

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

Trevor L. Bowering
------------------
Director
370 Cedar Meadow Drive
Regina, Saskatchewan, Canada, S4X 3J5

DOB: March 14, 1959 (Age 44)
Regina, Canada

Trevor L. Bowering - Technical Consultant
-----------------------------------------

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

For the fiscal period ended April 30, 2003, Terry G. Bowering, Chairman and President, accrued $50,000 in wages payable during the period for a total accrued wages payable of $53,387 as at April 30, 2003. Dwight Lewis, Director, received a total of $5,000 in Director's fees for the period. No other persons who served either as directors of Net Force Systems Inc. or members of its administrative, supervisory or management bodies during fiscal 2003 received salary remuneration from Net Force System Inc. These individuals received reimbursement for travel and business expenses only except for Mr. Trevor Bowering who received 200,000 shares for services to be rendered as a director.

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

Committees
----------

Our audit committee is comprised of Mr. Terry Bowering, Mr. Trevor Bowering and Mr. Dwight Lewis.

Employees
---------

As of April 30, 2003 we employed on a full-time basis approximately 2 persons located in the Caribbean.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 31

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

As of April 30, 2002 we employed on a full-time basis approximately 2 person located in Caribbean.

As of April 30, 2001, we employed on a full-time basis approximately 2 persons located in the Caribbean.

As of April 30, 2000, we employed on a full-time basis approximately 5 persons located in the Caribbean.

We are not party to any collective bargaining agreements.

Share Ownership
---------------

The following tables set forth certain information regarding beneficial ownership of our common stock as of April 30, 2003 by each of our directors and executive officers.

     Name and Address                                  Amount and Nature            Percent
     of Beneficial Owner                               of Beneficial Owner (1)      of Class
----------------------------------------------------------------------------------------------
     Terry G. Bowering                                 6,544,830                     40.0%
     Dove Cove, Dry Hill.                              beneficial owner (2)
     P.O. Box W-645
     St. John's, Antigua, West Indies
     Chairman,/President/Chief Executive Officer

     Terry G. Bowering                                   500,000                      3.1%
     C/o ABI Trust , Ltd.                              beneficial owner (3)
     High Street & Corn Alley, P.O. Box 1679
     St. John's, Antigua, West Indies

     Dwight Lewis, Director                               50,000                     0.30%
     Cassada Gardens
     P.O. Box W 386 St. Johns, Antigua West Indies

     Derek C. Ferguson, Director                          50,000                     0.30%
     512-1238 Seymor St.
     Vancouver, British Columbia, Canada, V6B 6J3

     Trevor Bowering, Director                           200,000                      1.2%
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


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
---------------------------------------------------------

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2003 by (i) each person who is known to us to own beneficially more than 5% of our outstanding common stock,
(ii) each of our directors, (iii) executive officers and (iv) all current directors and executive officers as a group.


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 32

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

     Name and Address                                  Amount and Nature            Percent
     of Beneficial Owner                               of Beneficial Owner (1)      of Class
--------------------------------------------------------------------------------------------
     Terry G. Bowering                                 6,544,830                     40.0%
     Dove Cove, Dry Hill.                              beneficial owner (2)
     P.O. Box W-645
     St. John's, Antigua, West Indies
     Chairman,/President/Chief Executive Officer

     Terry G. Bowering                                   500,000                      3.1%
     C/o ABI Trust Ltd.                                beneficial owner (3)
     High Street & Corn Alley, P.O. Box 1679
     St. John's, Antigua, West Indies

     IFG Investments Services Inc.                     6,027,870                     36.8%
     Suite #4 - Temple Building                        beneficial owner (4)
     Main & Princess William St.
     Charelstown, Nevis, West Indies

     Dwight Lewis, Director                               50,000                     0.30%
     Cassada Gardens
     P.O. Box W 386 St. Johns, Antigua West Indies

     Derek C. Ferguson, Director                          50,000                     0.30%
     512-1238 Seymor St.
     Vancouver, British Columbia, Canada, V6B 6J3

     Trevor Bowering, Director                           200,000                      1.2%
     370 Cedar Meadow Drive
     Regina, Sask.
     Canada S4X 3J5

     All Directors & Executive Officers
     And control persons as a Group (5 persons)       13,272,700                     81.7%
                                                      ----------                     -----

     Total shares outstanding                         17,066,033                      100%
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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 33

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

interest at that date on the loans to equity at $0.10 per share. The total shares issued to Geneva Overseas Holdings Ltd. was 2,144,830.

In June 2003, the Company's Board of Directors entered into an agreement to sell its wholly-owned subsidiary, Net Force Entertainment, Inc. (Entertainment) to Geneva Overseas Holdings Ltd., a company owned by the Company's President and CEO. The consideration for the sale per the sales agreement was $100 plus the assumption of all outstanding debt. The Company no longer has any control over Entertainment. This event signifies Net-Force Systems Inc.'s official exit from the Internet Gambling Industry. See Note 11-Subsequent Events, in Notes to the Consolidated Financial Statements.

We are not aware of any other transactions or proposed transactions in respect of which we were or are to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.


ITEM 8. FINANCIAL INFORMATION
-----------------------------

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


ITEM 9. THE OFFER AND LISTING
-----------------------------

Our ordinary shares have never been quoted on any exchange or quotation service. On February 21st, 2003, we received a stock trading symbol (OTC:BB NTFSF) from the NASD. No shares have been traded to date.


ITEM 10. ADDITIONAL INFORMATION
-------------------------------

Memorandum and Articles of Association

Objects and Purpose
-------------------

1. The Company is registered at the companies registry in Antigua, and has been assigned company number 011949, having its registered office situated at No. 6 Temple Street, P.O. Box 2372, Septimus A Rhudd Law Office, St. John's, Antigua and Barbuda. The objects for which the Company is established allow at Article
IV:

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 34

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 35

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

     7.9  Informal Action by Shareholder


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 36

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Material Contracts
------------------

Please refer to our exhibits in our registration statement dated October 24, 2002 and all prior amendments for copies of our material agreements:

     10.1 Starnet Systems Inc. (formerly Softec Systems Caribbean Inc.) Amendment to Software License Agreement
     10.2   Government of Antigua and Barbuda Gaming License


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 37

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 38

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

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

Documents On Display
--------------------

Documents which are referred to in this annual return and that are not confidential to our company, all of which are or will be in effect may be obtained and/or reviewed at our offices by contacting Mr. Terry Bowering at netforce@candw.ag. We may require a prospective investor's prior execution of confidentiality and nondisclosure agreements before accessing certain of our documents.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
------------------------------------------------------------------

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


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
---------------------------------------------------------------

Not applicable.


PART II
-------

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
----------------------------------------------------------------------------
PROCEEDS
--------

Not applicable.




--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 39

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

PART III
--------

ITEM 17. FINANCIAL STATEMENTS
-----------------------------

Not applicable.


ITEM 18. FINANCIAL STATEMENTS
-----------------------------

FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

FINANCIAL STATEMENTS (Schedule "A" and "B")
-------------------------------------------

     o    Report of Independent Auditors
     o    Consolidated Balance Sheets as of April 30, 2003, 2002, 2001 and 2000
     o Consolidated Statements of Operations for the years ended April 30, 2003, April 30, 2002, April 30, 2001 and April 30, 2000
     o Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended April 30, 2003, April 30, 2002, April 30, 2001 and April 30, 2000.
     o Consolidated Statements of Cash Flows for the years ended April 30, 2003, April 30, 2002, April 30, 2001 and April 30, 2000.
     o    Notes to Consolidated Financial Statements


ITEM 19. EXHIBITS
-----------------

Exhibit 99.1 - Certification of Chief Executive Officer and Chief Financial Officer


SIGNATURES
----------

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         Net Force Systems Inc.
                                         ----------------------



                                         /s/ Terry Bowering
                                         ------------------
                                         Terry Bowering - President and Director
                                         Authorized U.S. Representative

Date: August 15, 2003














--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 40

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

CERTIFICATIONS*
---------------

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

Date: August 8, 2003


/s/ Terry Bowering
------------------
Terry Bowering, Chief Executive Officer, Chief Financial Officer, President & Director

*Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.









--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 41

                             NET FORCE SYTEMS, INC.
--------------------------------------------------------------------------------

EXHIBIT 99.1
------------


CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, Terry Bowering, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Net Force Systems, Inc for the annual period ended April 30, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Net Force Systems, Inc.

By:

/s/ Terry Bowering
------------------

Terry Bowering, Chief Financial Officer,
Chief Executive Officer,
President & Director
Date: August 8, 2003


































--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 42

SCHEDULE "A" - CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------


















                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2003 and 2002

































--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 43

                                 C O N T E N T S


Independent Auditors' Report.............................................   3

Consolidated Balance Sheets..............................................   4

Consolidated Statements of Operations....................................   6

Consolidated Statements of Stockholders' Equity (Deficit)................   7

Consolidated Statements of Cash Flows....................................   8

Notes to the Consolidated Financial Statements...........................  10





































--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 44

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Net-Force Systems Inc. and Subsidiary
Antigua, West Indies

We have audited the accompanying consolidated balance sheets of Net-Force Systems Inc. and Subsidiary as of April 30, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended April 30, 2003, 2002, and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net-Force Systems Inc. and Subsidiary as of April 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years ended April 30, 2003, 2002, and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's recurring losses from operations as well as the subsequent disposal of all operations and a working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
July 2, 2003

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 45

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                           Consolidated Balance Sheets


                                     ASSETS

                                                                          April 30,
                                                                   2003                2002
                                                             ----------------    ----------------

CURRENT ASSETS

   Cash                                                      $       31,714      $       68,462
   Accounts receivable, net                                           3,903              15,623
   Reserves and deposits with credit card
    processors (Note 7)                                              30,927              63,953
   Gaming license (Note 9)                                                -              18,333
                                                             ----------------    ----------------

     Total Current Assets                                            66,544             166,371
                                                             ----------------    ----------------

PROPERTY AND EQUIPMENT, NET (Note 2)                                  7,183              18,088
                                                             ----------------    ----------------

OTHER ASSETS

   Player deposits (Note 8)                                          51,637              47,002
   Deposits                                                           4,793               4,793
                                                             ----------------    ----------------

     Total Other Assets                                              56,430              51,795
                                                             ----------------    ----------------

     TOTAL ASSETS                                            $      130,157      $      236,254


























                 The accompanying notes are an integral part of
                    these consolidated financial statements.


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 46


                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                          April 30,
                                                                   2003                2002
                                                             ----------------    ----------------

CURRENT LIABILITIES

   Accounts payable                                          $       31,802      $       62,847
   Accrued expenses                                                  17,917              18,000
   Accrued expenses - related parties                                53,387               6,352
   Interest payable - related party                                       -                 112
   Interest payable                                                   1,537                   -
   Player deposits (Note 8)                                          51,637              47,002
   Current portion note payable - related party (Note 3)                  -               2,500
                                                             ----------------    ----------------

     Total Current Liabilities                                      156,280             136,813
                                                             ----------------    ----------------

     Total Liabilities                                              156,280             136,813
                                                             ----------------    ----------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of
    $0.001 par value, zero issued and outstanding                         -                   -
   Common stock: 100,000,000 shares authorized
    of $0.001 par value, 17,066,033 shares issued
    and outstanding                                                  17,066              17,066
   Additional paid-in capital                                     1,145,037           1,145,037
   Accumulated deficit                                           (1,188,226)         (1,062,662)
                                                             ----------------    ----------------

     Total Stockholders' Equity (Deficit)                           (26,123)             99,441
                                                             ----------------    ----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                        $      130,157      $      236,254
                                                             ================    ================

















                 The accompanying notes are an integral part of
                    these consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 47

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                      Consolidated Statements of Operations



                                                                               For the Years
                                                                              Ended April 30,
                                                      2003                2002                2001
                                                ----------------    ----------------    ----------------

REVENUE                                         $            -      $            -      $            -
                                                ----------------    ----------------    ----------------

EXPENSES                                                     -                   -                   -
                                                ----------------    ----------------    ----------------

LOSS FROM OPERATIONS                                         -                   -                   -
                                                ----------------    ----------------    ----------------

OTHER INCOME (EXPENSE)                                       -                   -                   -
                                                ----------------    ----------------    ----------------

PROVISION FOR INCOME TAX                                     -                   -                   -
                                                ----------------    ----------------    ----------------

LOSS BEFORE DISCONTINUED OPERATIONS                          -                   -                   -
                                                ----------------    ----------------    ----------------

LOSS FROM DISCONTINUED OPERATIONS (NOTE 11)           (125,564)           (174,206)           (484,597)
                                                ----------------    ----------------    ----------------

NET LOSS                                        $     (125,564)     $     (174,206)     $     (484,597)

BASIC LOSS PER SHARE - DISCONTINUED
 OPERATIONS                                     $        (0.01)     $        (0.01)     $        (0.07)
                                                ================    ================    ================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                 17,066,033          13,375,186           7,171,233


























                 The accompanying notes are an integral part of
                    these consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 48

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                        Common Stock                                Additional
                                               -------------------------------      Paid-In        Accumulated
                                                   Shares           Amount          Capital          Deficit
                                               --------------   --------------   --------------   --------------

Balance, April 30, 2000                            8,500,000    $      8,500     $     27,000     $   (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                                  (3,000,000)         (3,000)         (27,000)               -

September 30, 2000, common
 stock issued for cash at $0.10
 per share                                         2,000,000           2,000          198,000                 -

Net loss for the year ended April 30, 2001                 -               -                -         (484,597)
                                               --------------   --------------   --------------   --------------

Balance, April 30, 2001                            7,500,000           7,500          198,000         (888,456)

August 15, 2001, common stock
 issued for services at $0.10
 per share                                           200,000             200           19,800                -

September 15, 2001, common stock
 issued for conversion of related party
 debt at $0.10 per share                           2,144,830           2,145          212,338                -

September 15, 2001, common stock
 issued for conversion of debt at $0.10
 per share                                         6,027,870           6,028          596,759                -

September 20, 2001, common stock
 issued for conversion of debt at $0.10
 per share                                           533,333             533           52,800                -

October 2, 2001, common stock
 issued for conversion of debt at
 $0.10 per share                                     500,000             500           49,500                -

January 31, 2002, common stock issued
 for cash at $0.10 per share                         160,000             160           15,840                -

Net loss for the year ended April 30, 2002                 -               -                -         (174,206)
                                               --------------   --------------   --------------   --------------

Balance, April 30, 2002                           17,066,033          17,066        1,145,037       (1,062,662)

Net loss for the year ended April 30, 2003                 -               -                -         (125,564)
                                               --------------   --------------   --------------   --------------

Balance, April 30, 2003                           17,066,033    $     17,066     $  1,145,037     $ (1,188,226)





                 The accompanying notes are an integral part of
                    these consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 49

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows



                                                                                                For the Years
                                                                                               Ended April 30,
                                                                       2003                2002                2001
                                                                 ----------------    ----------------    ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                      $     (125,564)     $     (174,206)     $     (484,597)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Common stock issued for services                                         -              20,000                   -
     Depreciation and amortization                                        7,499             101,873              18,241
     Loss on sale of asset                                                  523                 205                (491)
     Loss on abandonment of leasehold
      improvements                                                            -                   -               6,700
   Changes in assets and liabilities:
     (Increase) decrease in reserves and deposits                        28,391              (6,269)            (30,858)
     (Increase) decrease in accounts receivables                         11,720              (5,818)             (7,212)
     Decrease in prepaid expenses                                             -                   -              34,698
     (Increase) in other assets                                          (1,667)             (1,600)            (64,960)
     (Increase) in license                                                    -                   -            (100,000)
     Increase (decrease) in accounts payable                            (11,045)                448               5,243
     Increase in accrued interest                                         1,537              29,413              26,017
     Increase (decrease) in accrued interest - related party               (112)              4,732               4,243
     Increase (decrease) in accrued expense                                 (83)                  -              24,351
     Increase in accrued expenses - related party                        47,035                   -                   -
     Increase (decrease) in player deposit                                4,635             (26,826)             73,828
                                                                 ----------------    ----------------    ----------------

       Net Cash Used by Operating Activities                            (37,131)            (58,048)           (494,797)
                                                                 ----------------    ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                                   -                (800)             (3,704)
   Proceeds from sale of fixed assets                                     2,883                 518               1,927
                                                                 ----------------    ----------------    ----------------

       Net Cash Provided (Used) by Investing Activities                   2,883                (282)             (1,777)
                                                                 ----------------    ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments on notes payable - related party                             (2,500)            (36,300)                  -
   Proceeds from notes payable - related party                                -             113,800             128,597
   Proceeds from notes payable                                                -                   -              50,000
   Increase in stock subscription payable                                     -                   -              50,000
   Common stock issued for cash                                               -              16,000             200,000
   Repurchase of and cancellation of common stock                             -                   -             (30,000)
                                                                 ----------------    ----------------    ----------------

       Net Cash Provided (Used) by Financing Activities          $       (2,500)     $       93,500      $      398,597
                                                                 ----------------    ----------------    ----------------





                 The accompanying notes are an integral part of
                    these consolidated financial statements.


--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 50


                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Continued)



                                                                                                For the Years
                                                                                               Ended April 30,
                                                                       2003                2002                2001
                                                                 ----------------    ----------------    ----------------

NET INCREASE (DECREASE) IN CASH                                  $      (36,748)     $       35,170      $      (97,977)

CASH AT BEGINNING OF PERIOD                                              68,462              33,292             131,269
                                                                 ----------------    ----------------    ----------------

CASH AT END OF PERIOD                                            $       31,714      $       68,462      $       33,292
                                                                 ================    ================    ================

CASH PAID FOR:

   Interest                                                      $          112      $            -      $       50,000
   Income taxes                                                  $            -      $            -      $            -

NON-CASH FINANCING ACTIVITIES:

Issuance of common stock for services                            $            -      $       20,000      $            -
Issuance of common stock for conversion of debt                  $            -      $      706,120      $            -
Issuance of common stock for conversion of
 related party debt                                              $            -      $      214,483      $            -



























                 The accompanying notes are an integral part of
                    these consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 51

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


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

The Company reentered the development stage in the first fiscal quarter of 2004 due to the sale of Entertainment to a company controlled by the Company's president (See Note 11).


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     a.   Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected an April 30 year-end.

     b.   Basic Loss Per Share

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                                                    For the Years
                                                                                   Ended April 30,
                                                           2003                2002                2001
                                                     ----------------    ----------------    ----------------
          Basic loss per share:

          Numerator - net loss from discontinued
           operations                                $     (125,564)     $     (174,206)     $     (484,597)

          Denominator - weighted
           average number of
           shares outstanding                            17,066,033          13,375,186           7,171,233

          Loss per share                             $        (0.01)     $        (0.01)     $        (0.07)
                                                     ================    ================    ================

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 52

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c.   Provision for Taxes

     The Company's operations are within the Jurisdiction of St. John's, Antigua, where there is no corporate income tax.

     d.   Cash and Cash Equivalents

     The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalent.

     e.   Principles of Consolidation

     The April 30, 2003 financial statements are consolidated with the Company and Entertainment. All significant intercompany accounts and transaction have been eliminated.

     f.   Property and Equipment

     Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment is computed using the straight-line method over the estimated useful life of the asset of 5 years. Vehicles are depreciated over a life of 5 years using the straight-line method. Software is depreciated over a life of 5 years. Depreciation expense for discontinued operations for the years ended April 30, 2003, 2002 and 2001 was $7,499, $8,539, and $9,908, respectively.

          Property and equipment consists of the following:

                                                         April 30,
                                                  2003                2002
                                            ----------------    ----------------

          Vehicles                          $            -      $        3,704
          Computer equipment                        16,450              18,450
          Computer software                         10,000              10,000
          Office furniture and equipment             6,521               6,741
          Accumulated depreciation                 (25,788)            (20,807)
                                            ----------------    ----------------

          Net Property and Equipment        $        7,183      $      18,088
                                            ================    ================

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 53

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


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

     h.   Recent Accounting Pronouncements

     SFAS No. 145 -- On April 30, 2002,  the FASB issued FASB  Statement No. 145
     ------------
     (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds both FASB Statement No. 4 (SFAS 4), "Reporting Gains and Losses from Extinguishment of Debt," and the amendment to SFAS 4, FASB Statement No. 64 (SFAS 64), "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity is not prohibited from classifying such gains and losses as extraordinary items, so long as it meets the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, SFAS 145 amends paragraph 14(a) of FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment requires that a lease modification (1) results in recognition of the gain or loss in the 9 financial statements, (2) is subject to FASB Statement No. 66, "Accounting for Sales of Real Estate," if the leased asset is real estate (including integral equipment), and (3) is subject (in its entirety) to the sale-leaseback rules of FASB Statement No. 98, "Accounting for Leases:
     Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases." Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The Company does not expect that the adoption of SFAS 145 will have a material effect on its financial performance or results of operations.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 54

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     h.   Recent Accounting Pronouncements (Continued)

     SFAS No. 146 -- In June 2002, the FASB issued SFAS No. 146, "Accounting for
     ------------
     Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect on adoption of SFAS 146 will change on a prospective basis the timing of when the restructuring charges are recorded from a commitment date approach to when the liability is incurred. The Company does not expect that the adoption of SFAS 146 will have a material effect on its financial performance or results of operations.

     SFAS  No.  147 -- In  October  2002,  the FASB  issued  Statement  No.  147
     --------------
     "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. The Company does not expect that the adoption of SFAS 147 will have a material effect on its consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 55

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     h.   Recent Accounting Pronouncements (Continued)

     SFAS No. 148 -- In December 2002, the FASB issued SFAS No. 148, "Accounting
     ------------
     for Stock-Based Compensation -- Transition and Disclosure"(SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company is currently evaluating the effect that the adoption of SFAS 148 will have on its results of operations and financial condition.

     SFAS No.  149 - In April  2003,  the FASB  issued  Statement  of  Financial
     -------------
     Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. This statement will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. The statement will be applicable to existing contracts and new contracts relate to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company does not expect that the adoption of SFAS 149 will have a material effect on the Company's consolidated financial statements.

     SFAS  No.  150 - In May  2003,  the  FASB  issued  Statement  of  Financial
     --------------
     Accounting Standards No 159 ("SFAS 150"), Accounting for certain financial instruments with characteristics of both liabilities and equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement will be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of the statement and existing at the beginning of the interim period of adoption. The Company does not expect that the adoption of SFAS 150 will have material effect on the Company's consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 56

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     i.   Revenue Recognition Policy

     The Company has recognized as revenue the net winnings from gaming activities, which is the difference between gaming winnings and losses. The earnings process is complete upon receipt of the net winnings, and no further obligations exist to the customer.

     Cost of sales includes royalties payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

     The formula for net revenue sharing is as follows: (Casino gain (loss) less adjustment for incentives less charge backs) times a royalty factor to be paid to Softec. The royalty factor used depends on net monthly revenue. The following table lists the schedule of royalty payments:

          Net Monthly RevenueRoyalty Fee Payable
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

     j.   Advertising

     The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ending April 30, 2003, 2002 and 2001 was $7,890, $34,681 and $174,859, respectively.

     k.   Long-Lived Assets

     In Accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business".

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

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 57

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


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

     m.   Concentrations of Risk - Foreign Operations

     The Company operates in St. John's which has a developing economy. Hyperinflation and rapid political and legal change, often accompanied by military insurrection, have been common in certain emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in St John's. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in St. John's in which the Company operates could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

NOTE 3 - NOTE PAYABLE - RELATED PARTY

                                                                         April 30,
                                                                         ---------
                                                                  2003                2002
                                                            ----------------    ----------------
          Geneva Overseas Holdings Ltd. (A company
           controlled by the president of the Company)
           made advances to the Company totaling
           $2,500.  These advances have an interest
           rate of 8% annually.  This note was unsecured.   $            -      $        2,500

          Less Current Portion                                           -               2,500
                                                            ----------------    ----------------

          Total Long-Term Debt -Related Party               $            -      $            -
                                                            ================    ================

          Interest expense for the years ending April 30, 2003, 2002 and 2001 was $-0-, $4,732 and $4,243, respectively.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 58

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 4 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through April 30, 2003 and has a significant working capital deficit. The Company does not have an established source of revenues sufficient to cover its operating costs to allow it to continue as a going concern. It is the intent of the Company to sell its wholly-owned subsidiary to exit from the internet gaming business and to seek another valid business to become a wholly-owned subsidiary. The major shareholders are committed to provide the necessary funds to operate the Company.


NOTE 5 - STOCK TRANSACTIONS

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

On January 31, 2002, the Company issued 160,000 shares of common stock at $0.10 per share for cash of $16,000.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 59

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 6 - COMMITMENTS AND CONTINGENCIES

     Software Licensing Agreement
     ----------------------------

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


NOTE 7 - RESERVES AND DEPOSITS WITH CREDIT CARD PROCESSORS

Reserves and deposits with credit card processors consist of rolling reserves held by merchant banks and funds for transactions processed and awaiting transfer to the Company's bank accounts. As of April 30, 2003 and 2002, the balance of these reserves and deposits were $30,927 and $63,953, respectively.


NOTE 8 - PLAYER DEPOSITS

As of April 30, 2003 and 2002, the Company had $51,637 and $47,002, respectively, in cash representing funds held on deposit in the form of e-cash balances. These deposits are non-interest bearing and repayable on demand. These deposits are actually held by a third party for the benefit of the Company.


NOTE 9 - GAMING LICENSE

The Company was required to purchase a gaming business license on an annual basis. The cost of the license was $20,000 for 2002 and was $100,000 in 2001, and is amortized over twelve months. Amortization expense for the years ending April 30, 2003, 2002, and 2001 was $-0-, $93,334 and $8,333, respectively.
During 2003, the Company operated under the Master license of World Gaming, thus they were not required to purchase their own license.


NOTE 10 - OPERATING LEASE

     Office lease
     ------------

     On August 1, 2001, the Company signed a one-year lease agreement for office space. This lease ran through July 3, 2002. The monthly rental amount is $629. Subsequent to July 3, 2002, the Company went to a monthly office lease.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 60

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 11 - SUBSEQUENT EVENTS

     Discontinued Operations
     -----------------------

     In June 2003, the Company's Board of Directors entered into an agreement to sell its wholly-owned subsidiary, Net Force Entertainment, Inc. (Entertainment) to Geneva Overseas Holdings Ltd., a company owned by the Company's President and CEO. The consideration for the sale per the sales agreement was $100 plus the assumption of all outstanding debt. The Company no longer has any control over Entertainment. The following is a summary of the discontinued operations for the years ended April 30, 2003, 2002 and 2001.

                                                                           For the Years
                                                                          Ended April 30,
                                                                          ---------------
                                                  2003                2002                2001
                                            ----------------    ----------------    ----------------
          REVENUE

            Sales                           $      288,613      $      519,237      $      318,490
            Cost of sales                          212,445             282,020             217,769
                                            ----------------    ----------------    ----------------

              Gross Margin (Deficit)                76,168             237,217             100,721
                                            ----------------    ----------------    ----------------

          EXPENSES

            General and administrative             194,975             275,896             489,278
            Depreciation and amortization            7,499             101,873              18,241
                                            ----------------    ----------------    ----------------

              Total Expenses                       202,474             377,769             507,519
                                            ----------------    ----------------    ----------------

          LOSS FROM OPERATIONS                    (126,306)           (140,552)           (406,798)
                                            ----------------    ----------------    ----------------

          OTHER INCOME (EXPENSE)

            Loss on abandonment of leasehold
             improvements                                -                   -              (6,700)
            Gain on sale of assets                       -                   -                 491
            Loss on sale of assets                    (523)               (205)                  -
            Interest income                          1,135                 198               1,013
            Other income                             1,667                 494               7,656
            Interest expense                        (1,537)            (34,141)            (80,259)
                                            ----------------    ----------------    ----------------

              Total Other Income (Expense)             742             (33,654)            (77,799)
                                            ----------------    ----------------    ----------------

          PROVISION FOR INCOME TAX                       -                   -                   -
                                            ----------------    ----------------    ----------------

          NET LOSS                          $     (125,564)     $     (174,206)     $     (484,597)
                                            ================    ================    ================

          LOSS ON DISPOSAL OF SUBSIDIARY    $            -      $            -      $            -
                                            ================    ================    ================

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 61

                      NET-FORCE SYSTEMS INC. AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 11 - SUBSEQUENT EVENTS (Continued)

     New Subsidiary
     --------------

     In June 2003, the Company approved the creation a wholly-owned subsidiary Atlantica Resorts Ltd. (Atlantica) to be incorporated in the Jurisdiction of the Territory of the British Virgin Islands, pursuant to the International Business Companies Act.

     Common Stock
     ------------

     On June 10, 2003, the Company authorized the issuance of 25,000 shares of common stock for conversion of debt to equity valued at $0.10 per share or $2,500.

--------------------------------------------------------------------------------
Annual Report - 2003                                                  Page 62