Form 20-F
period 2003-12-31
SINOVAC BIOTECH LTD
filed 2004-06-30
CIK 1084201

----------

                       Securities and Exchange Commission
                       ----------------------------------



                                    FORM 20-F
                                    ---------


[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

.................................................................................

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period

.................................................................................


                         Commission File Number: 0-29031
                         -------------------------------


                              SINOVAC BIOTECH LTD.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                              Antigua, West Indies
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

        No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R.C. 100085
--------------------------------------------------------------------------------

                    (Address of principal executive offices)

                                   ----------

                                       II






Securities to be registered pursuant to Section 12(b) of the Act.

     None.
     ----

Securities to be registered pursuant to Section 12(g) of the Act.

     Common shares with par value $0.001
     -----------------------------------
     (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

     None.
     ----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     27,091,033 common shares (as at the financial year ended December 31, 2003)
     ---------------------------------------------------------------------------

     34,770,233 common shares (as at May 31, 2004)
     ---------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes:     Not applicable.      No:     Not applicable.
                  --------------               --------------

Indicate by checkmark which financial statement item the registrant has elected to follow:

         Item 17:   |X|.            Item 18:     .
                    ---                       ---

                                 FORM 20-F INDEX
                                 ---------------


Item                                                                   Page No.
----                                                                   --------

FORWARD LOOKING STATEMENTS...................................................1

PART I.......................................................................1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
   ADVISERS..................................................................1

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE.............................1
     A.     Offer Statistics.................................................1
     B.     Method and Expected Timetable....................................1

ITEM 3 - KEY INFORMATION.....................................................1
     A.     Selected Financial Information...................................1
            Exchange Rates...................................................2
     B.     Capitalization and Indebtedness..................................3
     C.     Reasons for the Offer and Use of Proceeds........................3
     D.     Risk Factors.....................................................3

ITEM 4 - INFORMATION ON THE COMPANY..........................................6
     A.     History and Development of the Company...........................6
     B.     Business Overview................................................7
                 Cash Resources and Liquidity................................7
                 Stated Business Objectives..................................7
                 Description of Business.....................................8
                 Principal Products.........................................14
                 Research and Development...................................16
                 Safety and Quality Assurance...............................16
                 Market Prospects...........................................17
                 The Company's Market.......................................18
                 Customer Types.............................................19
                 Marketing Strategy.........................................20
                 Competition................................................22
                 Administration.............................................23
     C.     Organizational Structure........................................24
     D.     Property, Plants and Equipment..................................24

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................26
     A.     The Company.....................................................26

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................29
     A.     Directors and Senior Management.................................29
                 Aggregate Ownership of Securities..........................31
                 Other Reporting Issuers....................................31
                 Individual Bankruptcies....................................31
                 Conflicts of Interest......................................31
                 Other Information..........................................32

Item                                                                   Page No.
----                                                                   --------


     B.     Compensation....................................................32
                 The Company's Executive Compensation.......................32
                 Compensation of the Company's Directors....................40
     C.     Board Practices.................................................40
     D.     Employees.......................................................40
     E.     Share Ownership.................................................41
                 Directors and Officers.....................................41
                 Public and Insider Ownership...............................42

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................42
     A.     Major Shareholders..............................................42
     B.     Related Party Transactions......................................43
     C.     Interests of Experts and Counsel................................43

ITEM 8 - FINANCIAL INFORMATION..............................................43
     A.     Financial Statements and other Financial Information............43
     B.     Significant Changes.............................................43

ITEM 9 - THE OFFERING AND LISTING...........................................43
     A.     Offer and Listing Details.......................................43
     B.     Plan of Distribution............................................44
     C.     Markets.........................................................44
     D.     Selling Shareholders............................................44
     E.     Dilution........................................................44
     F.     Expenses of the Issue...........................................44

ITEM 10 - ADDITIONAL INFORMATION............................................44
     A.     Share Capital...................................................44
     B.     Memorandum and Articles of Association..........................45
     C.     Material Contracts..............................................49
     D.     Exchange Controls...............................................49
     E.     Taxation........................................................49
     F.     Dividends and Paying Agents.....................................51
     G.     Statement by Experts............................................51
     H.     Documents on Display............................................51
     I.     Subsidiary Information..........................................51

Item                                                                   Page No.
----                                                                   --------


ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK..............................................................51

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES...............................................................52
     A.     Debt Securities.................................................52
     B.     Warrants and Rights.............................................52
     C.     Other Securities................................................52
     D.     American Depositary Shares......................................52

PART II.....................................................................52

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................52

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
   HOLDERS AND USE OF PROCEEDS..............................................52

ITEM 17 - FINANCIAL STATEMENTS..............................................52

ITEM 18 - FINANCIAL STATEMENTS..............................................52

ITEM 19 - EXHIBITS..........................................................53
     (A) Financial
     Statements.............................................................53
     (B) Exhibits...........................................................53

SIGNATURES..................................................................76

EXHIBIT INDEX...............................................................77


                                   ----------

                           FORWARD LOOKING STATEMENTS
                           --------------------------

     Sinovac Biotech Ltd. (the "Company") cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the "Annual Report"), or that are otherwise made by or on behalf of the Company. For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate" or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.



                                     PART 1
                                     ------


ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable


ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

A.   Offer Statistics
     ----------------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

B.   Method and Expected Timetable
     -----------------------------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.


ITEM 3 - KEY INFORMATION

A.   Selected Financial Information
     ------------------------------

     The following table summarizes certain selected financial information with respect to the Company on a consolidated basis as of December 31, 2003, subsequent to the acquisition of Sinovac Biotech Co., Ltd. by Net Force Systems Inc. and is qualified in its entirety by reference to the financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual
Report:

                                                                               Apr. 28/01
                                                 Year Ended     Year Ended     (inception)
                                                 Dec. 31/03     De. 31/02      Dec. 31/01
                                                 --------------------------------------------
Net Sales                                        $  2,838,933   $    649,319   $           -
Net Loss from Continuing Operations
US GAAP                                          $   (461,539)  $   (592,208)  $     (77,408)
Net Loss from Continuing Operations per Share
US GAAP                                          $      (0.03)  $      (0.07)  $       (0.01)
Total Assets
US GAAP                                          $ 14,897,716   $ 13,048,009   $  11,052,343
Long Term Obligations
Bank Loan                                        $    603,865   $          -   $           -
Weighted Average Common Shares Outstanding
US GAAP                                            13,842,225      8,104,767       7,502,000


     The following table summarizes certain selected financial information with respect to Net Force Systems Inc. (the former name of the Company prior to reverse takeover of Net Force Systems Inc. by Sinovac Biotech Co., Ltd.) up to April 30, 2003 and is qualified in its entirety by reference to the financial statements of Net Force Systems Inc. and the Notes thereto; a copy of which is incorporated by reference to audited financial statements of Net Force Systems Inc. for the fiscal year ended April 30, 2003, which were filed with Net Force Systems Inc.'s Form 20-F Annual Report on August 12, 2003:

                                                 Year Ended     Year Ended     Year Ended
                                                 April 30/03    April 30/02    April 30/01
                                                 --------------------------------------------
Net Sales                                        $          -   $          -   $           -
Net Loss from Discontinued Operations
US GAAP                                          $   (125,564)  $   (174,206)  $    (484,597)
Net Loss
US GAAP                                          $   (125,564)  $   (174,206)  $    (484,597)
Net Loss per Share
US GAAP                                          $      (0.01)  $      (0.01)  $       (0.07)
Total Assets
US GAAP                                          $    130,157   $    236,254   $     269,194
Long Term Obligations
                                                 $          -   $          -   $           -
Weighted Average Common Shares Outstanding
US GAAP                                            17,066,033     13,375,186       7,171,233

Exchange Rates
--------------

     In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Chinese dollars, expressed in U.S. dollars, from April 28, 2001 to December 31, 2003, based on the noon buying rate in New York City for cable transfers payable in Chinese dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

                        U.S. Dollars per $1.00 Yuan (RMB)
                        ---------------------------------
                             Year ended December 31
                             ----------------------

                                   2003           2002          2001
                                   ----           ----          ----
            High                  .1208          .1210         .1209

            Low                   .1208          .1208         .1208

            Average               .1208          .1208         .1208

            End of Period         .1208          .1208         .1208



              June 25,       May        April       March       Feb.       Jan.         Dec.
               2004         2004        2004        2004       2004       2004         2003
            ------------ ----------- ----------- ----------- ---------- ----------- ------------
   High                      .1208      .1208        .1208      .1208      .1208        .1208

   Low                       .1208      .1208        .1208      .1208      .1208        .1208
                .1208


                                Conversion Table
                                ----------------

     For ease of reference the following conversion factors are provided:

       1 mile = 1.6093 kilometres     1 metric ton = 2,205 pounds
       1 foot = 0.305 metres          1 troy ounce = 31.103 grams
       1 acre = 0.4047 hectare        1 imperial gallon = 4.546 litres
       1 long ton = 2,240 pounds      1 imperial gallon = 1.2010 U.S. gallons

B.   Capitalization and Indebtedness
     -------------------------------

     This  is  an  Annual  Report,  and  therefore,   this  information  is  not
applicable.

C.   Reasons for the Offer and Use of Proceeds
     -----------------------------------------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

D.   Risk Factors
     ------------

The following risk factors are those concerned with the business of the Company.

     Reliance on Key Management
     --------------------------

     The success of the Company is very much dependent on the talents and commitment of a core management team. The loss of the services of any key management figure such as Sinovac's President Dr. Yin or the CEO, Professor Pan, of Sinovac's 51% owned subsidiary, Sinovac Biotech Co. Ltd., could negatively impact the Company's progress.

     Regulatory Environment
     ----------------------

     There can be no assurance that all of the clinical trials pertaining to several of Sinovac's in-development vaccines will be completed within the anticipated time frame. Furthermore, such trials may be delayed or suspended at any time by regulatory agencies if unforeseen health risks become an issue with the participants of clinical trials.

     Proprietary Technology
     ----------------------

     The Company's success will largely depend on its ability to maintain trade secret protection, particularly with regards to avoiding patent infringement by other parties. The Company must also ensure that it operates without infringing on the proprietary rights of other immunology companies.

     Potential Product Liability
     ---------------------------

     Human vaccine products involve an inherent risk of product liability and associated adverse publicity. A product liability claim or a product withdrawal could have a material adverse effect on the Company.

     Political Risk
     --------------

     The value of the Company's assets and business ventures in China could be adversely impacted by any reversal of China's longstanding policy of economic reforms. For instance, a change in leadership or social disruption could jeopardize Sinovac's business endeavors in this communist regime.

     Cash Flow and Requirements for New Capital
     ------------------------------------------

     As with most companies in the biotechnology/biopharmaceutical industry, Sinovac will need to raise further funds from the capital markets to continue the development and commercialization of its product pipeline. The Company has adequate near-term cash requirements, however, the Company may need to undertake significant future financings to complete clinical trials for its SARS vaccine, as well as to facilitate the large-scale commercial rollout of its other vaccine products. The currently strong biotechnology financing environment mitigates these financial risks. However, the prospect of meeting these future financial requirements in the capital markets cannot be guaranteed.

     Reliance on Partnerships for Promotion and Marketing of Products
     ----------------------------------------------------------------

     The Company's first international licensing/marketing partner is the Korean immunology company, Innopath International Inc. The signing of other similar partnerships, particularly with large European and North American pharmaceutical companies, is key to achieving meaningful market share in these lucrative marketplaces. Indeed, the successful monetization of Sinovac's product pipeline will depend to an extent on how proactive these future partners are in promoting and marketing Sinovac's proprietary vaccine products.

     Risk of "Penny Stock"
     ---------------------

     The Company's common shares may be deemed to be "penny stock" as that term is defined in Regulation Section "240.3a51-1" of the Securities and Exchange Commission (the "SEC"). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a "recognized" national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or
(d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

     Section "15(g)" of the United States Securities Exchange Act of 1934, as amended, and Regulation Section "240.15g(c)2" of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be "penny stock.".

     Moreover, Regulation Section "240.15g-9" of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in
(ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common shares to resell their common shares to third parties or to otherwise dispose of them.

ITEM 4 - INFORMATION ON THE COMPANY

A.   History and Development of the Company
     --------------------------------------


Incorporation
-------------

     Sinovac Biotech Ltd. (the "Company") was incorporated on March 1, 1999, under the laws of Antigua under the name "Net Force Systems Inc.." By special resolution of the Company dated October 8, 2003, the Company changed its name to "Sinovac Biotech Ltd."

Corporate Information
---------------------

     The Company's business address and executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R. China 100085. The Company's telephone number is 86-10-82890088 and the Company's fax number is 86-10-62966910. The Company's agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

     On September 24, 2003, the Company and Ms. Lily Wang, a natural person of the United States entered into a share purchase agreement whereby the Company acquired a 51% ownership interest in Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China, from Ms. Wang in exchange for the issuance of 10,000,000 newly issued shares of common stock of the Company at a state value of $0.60 per share for a total of $6,000,000 constituting approximately 37% of the Company's outstanding capital stock on a fully-diluted basis at that time.

     On January 26, 2004, the Company entered into a formal share purchase agreement (the "Share Purchase Agreement") to acquire 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a corporation organized under the laws of the People's Republic of China, through the issuance of 3,500,000 shares of common stock of the Company plus $2,200,000 in cash, which will be payable by the Company within 12 months from the date of entering into the Share Purchase Agreement, to Mr. He Ping Wang, the sole shareholder of Tangshan Yian and also a director of the Company. A the time of completion of the Share Purchase Agreement, Mr. He Ping Wang held approximately 11.45% of the Company's outstanding shares of common stock. On January 30, 2004, all of the terms and conditions of the Share Purchase Agreement had been satisfied and the acquisition of Tangshan Yian by the Company was completed.

Legal Proceedings
-----------------

There are currently no legal proceedings involving Sinovac Biotech Ltd. The Company is not aware of any proceedings being contemplated by any governmental authority.

B.   Business Overview
     -----------------

     The Company specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS". The Company is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, the Company focuses on manufacturing and marketing human-vaccines and related products, and currently markets its vaccine for Hepatitis A. The Company is the first and currently the only company in the world to have been granted permission to begin clinical trials for a vaccine to prevent SARS.

Cash Resources and Liquidity
----------------------------

     As of May 31, 2004, the Company had approximately US$2,608,368 in cash and a positive working capital position of approximately US$3,153,873.

Stated Business Objectives
--------------------------

     The overall strategic mission of the Company is to become a world leader in the innovation, development and manufacturing of vaccines for historical viruses such as hepatitis, influenza, and for fast-emerging viruses such as "SARS" and Avian Influenza (a.k.a. "bird flu").

     The Company believes that it is possible and financially viable to provide safe, efficient vaccines to all countries regardless of wealth. Through careful financial management, low production costs and modern, innovative techniques, the Company intends to continue to produce high quality vaccines and successfully service market sectors that many pharmaceutical giants are unable to service.

     The following represents the Company's short-term objectives (i.e., the next 12 months) for research, development and marketing.

     Objectives
     ----------

2004:
-----

- Expand domestic marketing for the company's Hepatitis A vaccine, "Healive;"
- Expand Healive's regional marketing into Southeast Asian countries;
- Gain government (SFDA) licensing approval of the Company's Combined Hepatitis A&B vaccine, "Bilive" during Q3 or Q4 of 2004. Once approved, initiate marketing plan immediately; and
- The Company anticipates signing agreements for third world marketplaces that are not currently serviced by the Company, or by Innopath International Inc.

2005:
-----

- In the event of a global SARS outbreak, nations worldwide would need to adopt the Company's in-development vaccine as a first line of defense;
- Develop strategic alliances with established pharmaceutical companies that have significant sales and distribution channels;
- The Company expects to gain federal-government approval and commercialize its proprietary influenza vaccine by 2005, with the additional goal of targeting the majority of other developing Southeast Asian markets within the next five years; and
- The Company expects to register and license its Hepatitis A (Healive) and Combined Hepatitis A&B (Bilive) vaccines in at least 34 countries by 2009.

     Marketing Objectives
     --------------------

     The Company's marketing strategy is based on two capabilities, organic growth, augmented as necessary, and strategically beneficial acquisitions. The Company will combine and organize these capabilities into a bifurcated marketing plan (regional and global). Each branch of this plan is intended to focus on public and private sectors in order to achieve sales and growth objectives. The public sector consists of government and non-government organization ("NGO") programs, and the private sector consists of independent/ private health insurance companies and private citizens.

     First the Company intends to target progressive geographic expansion with its family of vaccines that target historically devastating viruses. The Company is building a sales organization in the Chinese domestic market. Concurrently with its domestic marketing plan, the Company is establishing a marketing and sales presence in South East Asia and other developing countries.

     The second prong of the Company's marketing strategy is contingent on creating a blockbuster vaccine for defeating emerging viruses such as SARS or the Avian Flu. In such case, the first to market advantage opens the door for sales to the international market. In such a scenario, the Company intends to enter the international market, with a worldwide sales network of professional sales teams, well-organized selling channels, a sound customer-credit management scheme, and an efficient logistics system.

Description of the Business
---------------------------

     General
     -------

     The Company specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS". The Company is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, the Company focuses on manufacturing and marketing human-vaccines and related products, and currently markets its vaccine for Hepatitis A. The Company is the first and currently the only company in the world to have been granted permission to begin clinical trials for a vaccine to prevent SARS.

     The Global Viral Environment
     ----------------------------

          Global Viral Background
          -----------------------

     Although `virus' and `vaccine' are common terms that most people are familiar with, several variations of both exist. To ensure a clear understanding of the Company's business and market sector some definitions and explanations are provided.

Viruses:
--------

     A virus is best described as an infectious agent characterized by its inability to reproduce outside of a living host cell. Viruses may subvert the host cells' normal functions, causing the cell to behave in a manner determined by the virus.

     When a virus attacks the body for the first time, the immune system attempts to identify and produce antibodies to fight the virus. The immune system's success depends on whether it has encountered the virus before and how aggressive the virus is.

     Some viruses will mutate or change vital characteristics as they migrate to a new host. This mutation can make it difficult to create new, safe vaccines or treatments that keep pace with the spread of the virus.

Vaccine:
--------

     Vaccines contain antigenic components. These components (live or dead parts of a virus) antagonize or stimulate the immune system to produce antibodies. By stimulating an immune response (but not the disease), vaccination leads to immunity for a certain micro-organism and protects against subsequent infection by that organism.

     If a virus mutates as discussed earlier, it is likely that a new vaccine will have to be created to match the characteristics of that virus.

     There are two types of vaccine, activated and inactivated. The key difference is that inactivated vaccines (such as those produced by Sinovac) use inactive (dead) components of the actual virus. Inactive vaccines provide enough genetic material for the body to recognize and successfully create antibodies but do not carry the obvious risk of using live or active components.

     A virus often needs certain basic nutrients and conditions in order to survive and replicate. The most basic of those is water, which is why viruses are most commonly transmitted through fluid, be it a water supply or bodily fluids.

     To give some idea of how fast and effectively a virus can spread, Hepatitis A infects between 1.5 and 10 Million people every year and more than 2 Billion people have been infected by Hepatitis B which is one hundred times more infectious than AIDS.

Human Suffering:
----------------

     The toll on humans is physical, emotional and of course financial. Influenza, Hepatitis and, more recently, SARS have all had a significant impact on human life.

     Hepatitis B leads to liver diseases that kill more than 500,000 people every year. Adding to these historical viruses are new types such as Avian Flu and SARS that are increasing the stresses, costs and losses across industry and health care sectors.

Pervasive Pan-Viral Transmission Patterns:
------------------------------------------

     Because viruses like Influenza, Hepatitis and SARS spread so rapidly and effectively, international health authorities and over numerous countries have recognized that prevention through mass vaccination is more cost effective than cure.

     With increasing national and international travel combined with carriers that never show symptoms as well as lengthy incubation periods the need for prevention is becoming increasingly clear. World governments, medical associations and international health authorities are all pushing for increased vaccination policies to prevent the problem before it occurs.

          Historic Recurring Viruses
          --------------------------

     Hepatitis A
     -----------

     Hepatitis A is endemic in developing nations like China. Hepatitis A is a liver disease that makes the liver swell and prevents it from functioning properly. It is caused by the hepatitis A virus (HAV). Often, a person with hepatitis A shows no signs or symptoms. If symptoms are present, these may include jaundice (yellowing of eye and skin) and fever. Hepatitis A will leave a person incapacitated or weakened for a long time, up to several weeks, even months.

     The Hepatitis A virus is shed in the stool of an infected person during the incubation period of 15-45 days before symptoms occur and during the first week of the illness. Blood and other bodily secretions may also be infectious. Hepatitis A is contagious and can be spread by close personal contact with someone carrying the virus. Hepatitis A can also be contracted by consuming food that has been prepared by someone with the disease or by drinking water that has been contaminated by Hepatitis A (in parts of the world with poor hygiene and sanitary conditions). The virus does not remain in the body after the infection has resolved, and there is no carrier state (i.e. a person who spreads the disease to others but does not become ill).

     Hepatitis A can be passed to anyone but those who are more likely to contract the virus are persons who live with someone who has Hepatitis A, children who attend daycare, daycare personnel, homosexual men, people who travel to foreign countries where Hepatitis A is common and intravenous drug users.

     Good personal hygiene and proper sanitation, such as washing hands before eating, can help prevent hepatitis A. The safest and most effective form of protection is vaccination.

     Hepatitis B
     -----------

     Hepatitis B is one of the major diseases of mankind and continues to be a serious global public health issue. It is preventable with safe and effective vaccines that have been available since 1982, yet information, education and cost have often prevented the necessary mass vaccination programs that would help defeat the virus.

     Of the estimated 2 billion people who have been infected with the hepatitis B virus (HBV), more than 350 million have chronic (lifelong) infections. These chronically infected persons are at high risk of death from cirrhosis of the liver and liver cancer, diseases that kill about one million people each year.

     Although the vaccine will not cure chronic hepatitis, it is 95% effective in preventing chronic infections from developing, and is the first vaccine against a major human cancer.

     Unfortunately, however, the children in the poorest countries, who need the vaccine the most, have not been receiving it because their governments cannot afford it. Fortunately, a hepatitis B vaccine will soon be available in these countries with the assistance of the Global Alliance for Vaccines and Immunization (GAVI) and the Global Fund for Children's Vaccines.

     Sinovac's safe and effective Bilive product can be priced to support such international programs and still provide significant net profit.

     Influenza
     ---------

     Influenza (commonly called "the flu") is a contagious respiratory illness caused by influenza viruses. Infection with influenza viruses can result in illness ranging from mild to severe and life-threatening complications.

     There are three types of the virus:

  - Influenza A viruses that infect mammals (humans, pigs, ferrets, horses) and birds
  - Influenza B viruses that infect only humans
  - Influenza C viruses that infect only humans

     All type A influenza viruses, including those that regularly cause seasonal epidemics of influenza in humans, are genetically labile and well adapted to elude host defenses. Influenza viruses lack mechanisms for the "proofreading" and repair of errors that occur during replication. As a result of these uncorrected errors, the genetic composition of the viruses changes as they replicate in humans and animals, and the existing strain is replaced with a new antigenic variant. These constant, permanent and usually small changes in the antigenic composition of influenza A viruses are known as antigenic "drift".

     The tendency of influenza viruses to undergo frequent and permanent antigenic changes necessitates constant monitoring of the global influenza situation and annual adjustments in the composition of influenza vaccines.

     Influenza viruses have a second characteristic of great public health concern - influenza A viruses, including subtypes from different species, can swap or "re-assort" genetic materials and merge. This re-assortment process, known as antigenic "shift", results in a novel subtype different from both parent viruses. As populations will have no immunity to the new subtype, and as no existing vaccines can confer protection, antigenic shift has historically resulted in highly lethal pandemics. For this to happen, the novel subtype needs to have genes from human influenza viruses that make it readily transmissible from person to person for a sustainable period.

     Research has shown that antiviral drugs are effective for both the prevention (chemoprophylaxis) and early treatment of influenza, if administered within 48 hours following the onset of illness. During normal seasonal epidemics, antivirals are considered an important adjunct to vaccination as a strategy for reducing the medical and economic burden of influenza. Their use can reduce the duration of uncomplicated disease and the likelihood of complications requiring anti-microbial treatment and possibly hospitalization.

     Sinovac intends to launch its Split Flu Influenza vaccine by the first quarter of the 2005 calendar year.

          New Viruses
          -----------

     SARS
     ----

     The SARS epidemic, which claimed 774 lives worldwide earlier this year, further fuelled individual interest for various vaccine shots. Demand for different vaccine shots in Beijing, for instance, went up by 10 times since the outbreak of SARS, government statistics indicate.

     The continuing appearance of new infectious diseases, especially the SARS outbreak in 2002, has resulted in a heightened worldwide demand for vaccines.

     At a convention of leading SARS researchers from 15 nations in late 2003, the greatest concern was that no country is adequately prepared to face the grave health threats posed to their urban populations by such viruses. Nor are their regional and national economies braced for the seriously negative financial impact that SARS has already caused in many places. For instance, it is estimated that SARS cost Southeast Asian nations approximately US $60 billion in economic losses in 2003. Scientists at the convention concluded that a recurrence of SARS (which spread to over 35 countries in a matter of months in 2003) could develop into a full-blown global pandemic.

     Avian Flu
     ---------

     Avian influenza (also known as the "bird flu") is a type of influenza virulent in birds. It was first identified in Italy in the early 1900s and is now known to exist worldwide.

     The causative agent is the avian influenza (AI) virus. AI viruses all belong to the influenza virus A genus of the Orthomyxoviridae family and are negative-stranded, segmented RNA viruses. Avian influenza spreads in the air and in manure. Wild fowl often act as resistant carriers, spreading it to more susceptible domestic stocks. It can also be transmitted by contaminated feed, water, equipment and clothing; however, there is no evidence that the virus can survive in well cooked meat.

     The incubation period is 3 to 5 days. Symptoms in animals vary, but virulent strains can cause death within several days.

     Avian Influenza in Humans
     -------------------------

     While avian influenza spreads rapidly among birds, it does not infect humans easily, and there is no confirmed evidence of human-to-human transmission. Of the 15 subtypes known, only subtypes H5 and H7 are known to be capable of crossing the species barrier.

     Conditions favorable for the emergence of antigenic shift have long been thought to involve humans living in close proximity to domestic poultry and pigs. Because pigs are susceptible to infection with both avian and mammalian viruses, including human strains, they can serve as a "mixing vessel" for the scrambling of genetic material from human and avian viruses, resulting in the emergence of a novel subtype. Recent events, however, have identified a second possible mechanism. Evidence is mounting that, for at least some of the 15 avian influenza virus subtypes circulating in bird populations, humans themselves can serve as the "mixing vessel".

     The symptoms of avian influenza in humans are akin to those of human influenza, ie. fever, sore throat, cough and in severe cases pneumonia. Human deaths from avian influenza were unknown until 1997, when six people in Hong Kong died from the particularly virulent H5N1 strain.

     In January 2004, a major new outbreak of H5N1 avian influenza surfaced again in Vietnam and Thailand's poultry industry, and within weeks spread to ten countries and regions in Asia, including Indonesia, South Korea, Japan and China. Intensive efforts were undertaken to slaughter chickens, ducks and geese, and the outbreak was contained by March, but the total human death toll in Vietnam and Thailand was 23 people.

     It is feared that if the avian influenza virus undergoes antigenic shift with a human influenza virus, the new subtype created could be both highly contagious and highly lethal in humans. In February 2004, avian influenza virus was detected in pigs in Vietnam, increasing fears of the emergence of new variant strains.

     In North America, the presence of avian influenza was confirmed at several poultry farms in British Columbia, Canada in February 2004.

     Avian influenza in humans can be detected reliably with standard influenza tests. Antiviral drugs are clinically effective in both preventing and treating the disease. Vaccines, however, take at least four months to produce and must be prepared for each subtype.

Principal Products
------------------

     The Company has one licensed product, Healive(TM), selling in China and the international community. The Company expects the Chinese FDA to approve its combined Hepatitis A&B vaccine, Bilive(TM) in the summer of 2004. The Company also expects the Chinese FDA to approve its influenza Split Flu Vaccine by 2005.

     In addition to these, the Company is on the leading edge of vaccine research and development for SARS and Avian flu viruses.

     Healive(TM)
     -----------

     Healive(TM) - is the first high-quality Inactivated Hepatitis A (IHA) vaccine in China with private corporation intellectual property rights. Healive provides 1.3 billion Chinese citizens, with a safe, efficient, environment-friendly vaccine. The number of the potential customers keeps increasing when 20 million babies are born each year. As an IHA vaccine that meets international regulatory standards, Healive is an excellent match to meet the Chinese government's goal of eradicating Hepatitis A throughout the country.

     Scientific testing indicates that the safety and immunogenicity of Healive is excellent for both adults and children.

     Healive is produced by the Company's 51% owned subsidiary, Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China.

     Bilive(TM)
     ----------

     Bilive(TM) - Hepatitis B virus (HBV) infects about 50-70% of China's 1.3-billion citizens at some point in their lives. To address this problem, the Company is planning a near-term launch of its combined Hepatitis A&B vaccine, Bilive, for the domestic market and later for the international marketplace.

     Bilive(TM) is a combined vaccine formulated by purified inactivated Hepatitis A virus antigen and recombinant (yeast) Hepatitis B surface antigen (HBsAg), adsorbed onto aluminium hydroxide. This vaccine induces the body's immune system to generate antibodies as a reaction against Hepatitis A virus and Hepatitis B viruses. As such it can be used for prevention of infection caused by Hepatitis A virus and Hepatitis B virus. The vaccine comes in two forms based on the age of the patient.

     Bilive(TM) junior is suitable for use in non-immune infants, children and adolescents from one year up to and including 15 years who are at risk of both Hepatitis A and Hepatitis B infection.

     Bilive(TM) adult is suitable for use in non-immune adults and adolescents 16 years of age and above who are at risk of both Hepatitis A and Hepatitis B infection.

     Bilive(TM) can be recommended for persons who remain in the vicinity of HAV and/or HBV, users of illicit intravenous drugs, homo and bisexuals, hemophiliacs who receive therapeutic blood products, persons with nephropathy who receive dialysis treatment, and those who receive long term blood dialysis.

     The standard primary course of vaccination with Bilive(TM) consists of three doses. The first administered at the selected date, the second one-month later and the third six months after the first dose. Once initiated, the primary course of vaccination should be completed with the same vaccine. Booster vaccination with the combined vaccine can be recommended 5years after initiation of the primary course.

     Bilive side effects are rare and of low intensity. The most common reactions were those at the site of injection, which included transient pain, redness and swelling. Systemic adverse events seen were fever, headache, fatigue, nausea and vomiting. These events were transient, only rarely reported and were considered by the subjects as mild.

     Split Flu Influenza Vaccine
     ---------------------------

     Split Flu Influenza Vaccine - The influenza vaccines used in the world include whole-particle, split and subunit vaccines. For children under 12 years whole-particle vaccine is prohibited since its has severe adverse reactions. Split vaccine is the one that will be used most widely all over the world. The Company began the development of influenza split vaccine 2 years ago. Clinical trials for this product have recently been completed and are currently being evaluated. 500,000 doses of split flu vaccine are expected to be produced in its first year after finishing the construction of the manufacturing facility, and then 2 millions doses per year thereafter.

     SARS
     ----

     SARS - In May of 2003, the "Programs of Key Technology and Products Research and Development for SARS Prevention and Control" included "Inactivated SARS vaccine Research and Development" into the important "863 Plan" of China's "Tenth Five-Year Plan". One year later, on May 23, 2004 - the Company announced that it had commenced Phase I human clinical trials of its SARS vaccine. The first subjects were injected with the vaccine on the 22nd of May 2004 at the China-Japan Friendship Hospital in Beijing, China.

     If Phase I testing is successful, then the second phase of clinical testing will have more participants from a wider demographic range and will include double blind trials involving control groups to determine the efficacy of the trial drug in multiple trial centers. Phase III of clinical trials is expected to be much the same as Phase II but will be conducted on a much larger scale (if a major outbreak of SARS presents the opportunity for these pivotal trials). The successful completion of such an initiative could conceivably lead to the commercialization of a SARS vaccine within 18 months - one that also meets Western standards of safety and efficacy. Notably, a pharmaceutical product's approval timeline in the United States may sometimes be expedited to as little as six months if it is designed to treat or prevent a life-threatening illness for which there are few or no alternative therapies.

     Avian Flu
     ---------

     Avian Flu - The Chinese government assigned the task of Avian Flu R&D to the Company and the Center for Disease Control of China on the latest Key
Science-Technology Project of the National 'Tenth Five-Year-Plan' of China, called "Research and Development of a New Human Influenza Vaccine". The Company finished the research protocol early in 2004 and started working towards a vaccine. The leading world health authority influenza network provided the prototype bird flu virus to vaccine makers around the world.

Research and Development
------------------------

     Disease prevention is a long march. The Company will strive to integrate our research & development, and marketing strategies, so as to supply more and more new products to eliminate human diseases.

     The Company, through the co-operation with local and internationally well-known universities, colleges and institutes, and in consideration of the need of disease control in China, researches on and develops new vaccines, takes benefits from the mature technology in the world, reconstructs the existing vaccine products, participates in world-wide competition in vaccine markets, and makes effort to achieve more abundant and perfect products.

     In this regard, a number of leading Chinese scientific and medical institutions, such as Beijing University and the Chinese Academy of Medical Sciences, are collaborating with the Company in the research and development of new and improved vaccine biotechnologies. In particular, the Chinese government is marshalling all of its scientific resources to the Company's aid in a collaborative effort to develop on an expedited basis a safe and effective vaccine for SARS.

Safety and Quality Assurance
----------------------------

     In accordance with FDA Good Manufacturing Practice ("GMP") requirements, the Company has written and implemented a quality assurance validation plan, procedures, and a complete documentation system. The Company's manufacturing facilities for Hepatitis vaccines, HealiveTM and BiliveTM, have both received the Certificate of Good Manufacturing Practices for Pharmaceutical Products (n. 2515 and 2514) issued by Chinese State Food and Drug Administration ("SFDA"). Sinovac's facilities also meet the GMP requirements of the US Food and Drug Administration. The Company has strict control management of its staff, plant environment, support facilities, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product selling, post selling, and pharma-covigilance. The Company's personnel are trained on these procedures and documentations routinely to ensure a finely running comprehensive quality assurance system and the quality of the finished products.

     The Company bases all its operations on its excellence in service concept. To meet the Company's high goals, the Company has established a team of nationwide well-known experts, professors and doctors to provide vaccine customers with support. This team of experts provides the core of the Company's emergency advisory response center, which promises to take action within 24 hours in case of emergency, 365-days a year.

     The Company's facilities are fully compliant with world advanced GMP Quality Assurance System (QAS), international standards on bio-pharmaceutical manufacturing. The design of the plant for the production of the Healive vaccine was done by a well-known European company in accordance with the U.S. FDA and EU GMP requirements, with major equipment and facilities imported from Europe, and the installation and debugging processes completed in a key-handing-over way by an European pharmaceutical engineering company. The Company's plant has passed the validation done by SVS - a FDA designated GMP validation consulting company.

Market Prospects
----------------

     The global statistics speak for themselves, billions infected, millions more every year and a continually growing population providing new vulnerable hosts.

     The massive increase in international travel through airports over the past forty years and a minimum incubation for any of the major viruses of three days means that an infected individual can pass a virus onto multiple continents before he realizes he is ill. If he only passes on the virus to one person in each continent, it's enough to start a global epidemic.

     This is why the leading international health authorities and governments around the world have stated that vaccination is the most cost effective way to deal with viral threat.

     116 countries have now initiated childhood vaccination programs and more are following. The only barriers that stand in the way of success for these initiatives are cost and quality. There are few of the `inactive' safer vaccines available and they are costly despite significant price drops over the last 15 years.

     The existing vaccine suppliers use the lack of competition to keep the price high. Research and development for existing products took place many years ago with less advanced technology and as a result there are still costs to recover. Subsequently, many western pharmaceutical companies will not enter poorer countries, as their pricing structures do not give them the flexibility to make an effective bid. This means that despite global vaccination initiatives, only the more financially able countries can implement programs using western vaccine suppliers.

     According to the U.S. investment dealer, Merrill Lynch, the global vaccine market was worth about US $5.4 billion in 2001. Merrill Lynch forecasts that this figure will reach US $10 billion within 5 years. This represents an increase of almost 100% -- a figure that eclipses forecasts for any other pharmaceutical sector, including the prescription drug market. A key driver for the growth in vaccine sales is the fear of the emergence or new potentially lethal "super viruses" such as SARS and avian influenza.

     Many biotechnology and pharmaceutical companies are vying to capitalize on this booming market. Accordingly, the Company is in an enviable position in that the company is ideally positioned to be a market leader in China and elsewhere in Southeast Asia -- collectively the fastest growing and most prolific vaccine marketplaces in the world.

The Company's Market
--------------------

     The Company has three markets, each with three subsections. The first of these, as with most companies is the local domestic market - that being China.

     China has a population of approximately 1.3 billion, with 15-20 million babies born each year and an increasing elderly population. These two demographic groups are the largest vaccine consumers. According to official data, the population aged 60 and over has reached 134 million with an annual rate of increase of about 3.2 %. Hence, the need to address healthcare costs to an aging population is a pressing concern of China's federal government. One of the most effective ways of containing such costs is through government-supported vaccine inoculations against such infectious diseases as hepatitis and influenza.

     The Chinese government has targeted disease prevention as a key sector of the country's pharmaceutical industry development plans and the reforms will further accelerate demand growth. According to Wang Hexiang, former minister of public health for China's federal government, the federal government is infusing
1.2 billion yuan (US$145 million) in 2004 to set up a nationwide disease prevention system. In 2002, government funding was only 800 million yuan (US$96.4 million.).

     According to studies conducted by the pharmaceutical giant, SmithKline Beecham, China's biopharmaceutical market is predicted to be the largest in the world by 2010. Moreover, the most vibrant sector in this industry is expected to be the market for immunology biotechnology.

     The vaccine marketplace in China can be sub divided into three different marketing channels as described below:

     Public market:           central or local  government  funding for vaccines
     --------------           to combat common virile diseases such as Hepatitis
                              B (for infants and school children).

     Private market:          "Out-of-pockets"  cash market for  individuals who
     ---------------          can  personally  afford  vaccines for Hepatitis A,
                              rabies,    influenza,    pneumonia    and    other
                              opportunistic illnesses.

     Third party market: This would involve payment of inoculations for all ------------------- types of common viral illnesses by privately funded or government-assisted medical insurance programs.

     Local Influenza Market
     ----------------------

     In China, the demand for influenza vaccines is growing exponentially. During the 2002/03 influenza season, a total of 6.7 million doses were sold. Last year, that figure is estimated to have more than doubled to about 15 million doses. A continued surge in demand is anticipated during the next few years as a result of a number of factors, which include new initiatives on the part of the federal government to encourage citizens to reinforce their immune systems against influenza, as well as a possible resurgence in SARS. In addition, the advent of Chinese citizens having greater access to disposable income means that tens of millions of Chinese can now afford influenza shots.

     The Company estimates that demand could reach 20 to 30 million doses within a couple of years. A current shortage in the supply of influenza shots in China is an imperative that the Company intends to address once approval is granted for the launch of its proprietary influenza vaccine. The current Chinese supply of influenza vaccines, at approximately six million doses annually, falls far short of meeting China's demand for at least 15 million doses by 2005. At present there are several domestic suppliers and three foreign suppliers with no market leader.

     Southeast Asian Region and Developing Countries
     -----------------------------------------------

     The Company's second market sector is still close to home, where there exists one of the most epidemic areas of the Hepatitis A virus, and in at least one regard, cost is equally as important as safety. Many low income or poor health infrastructure countries all require safe, efficient vaccines. Currently, the Company is preparing the registration information for each country co-ordinated with their international market developing arms. The first eight countries for which we intend to submit registration information are Thailand, Vietnam, Malaysia, Philippines, Mexico, Brazil, Indonesia and Sri Lanka.

     The Southeast Asian region and other developing countries together are at least equal to the local Chinese market and have similar statistics for birth rates and those above 60 years of age.

     Global Consumers
     ----------------

     For many years now, health authorities, practitioners and governments in western countries have been under pressure to improve medical care and keep costs down if not reduce them. News stories in most countries complain about the ever-increasing costs, longer waiting lines and reduced quality of service. As a result, the purchasing power within these institutions is being exercised more by accountants and contract negotiators as they search for savings. This creates a growing demand for cost effective drugs and treatments that are not locally sourced. Provided the quality is seen as equivalent, more and more western medical service providers will look to source their provisions from the most cost effective source.

Customer Types
--------------

     Government
     ----------

     Governments across the globe are pledging their support, financially and organizationally to vaccine initiatives. Where Rubella (measles) and Smallpox were the traditional child vaccinations, Hepatitis and Influenza are now being added to increase the scope of preventative medicine. Government sponsored programs tend to be aimed at `most at risk' groups and are often directed at children more than the elderly.

     International Nongovernmental Organizations
     -------------------------------------------

     Since 1991, international health authorities have urged all countries to add Hepatitis B vaccines into their national immunization programs. As of March 2000, 116 countries had included Hepatitis B vaccine in their national programs including most countries in Eastern and South- East Asia, the Pacific Islands, Australia, North and South America, Western Europe and the Middle East. However, many low income countries in sub-Saharan Africa, the Indian subcontinent and in the Newly Independent States do not use the vaccine. The price of the Hepatitis B vaccine has been one of the main obstacles to its introduction in many of these countries.

     An organization committed to the vaccination of children against diseases is The Global Alliance for Vaccines and Immunization (GAVI) which was created in 1999. GAVI has introduced a new approach to international health funding - the Global Fund for Children's vaccines (GFCV). This fund will help 74 low-income countries to reinforce their national vaccine programs and introduce Hepatitis B, yellow fever and hemophilia influenza type B (HIB) vaccines into their national immunization programs.

     The Company is planning to develop the vaccines which are on the order list of those nongovernmental organizations and EPI in order to capture the market of low-price, but big-demand vaccine.

     Private Citizens
     ----------------

     Rising incomes have contributed to the increased demand for commercial vaccines. Many of those in the higher wage bracket choose to pay for vaccinations. This growing market is supplied by increasingly cost conscious physicians in private health centers.

Marketing Strategy
------------------

     First the Company intends to target progressive geographic expansion with its family of vaccines that target historically devastating viruses. The Company is building a sales organization in the Chinese domestic market. Concurrently with its domestic marketing plan, the Company is establishing a marketing and sales presence in South East Asia and other developing countries through local distributors, who have over 10 years experience of commercialization and registration for vaccines and other pharmaceuticals through their well established governmental relationship and local selling channels.

     The second prong of the Company's marketing strategy is contingent on creating a blockbuster vaccine for defeating emerging viruses such as SARS or the Avian Flu. In such case, the first to market advantage opens the door for sales to the international market. In such a scenario, the Company intends to enter the international market, with a worldwide sales network of professional sales teams, well-organized selling channels, a sound customer-credit management scheme, and an efficient logistics system.

     Domestic Market Strategy
     ------------------------

     The Company's domestic marketing is greatly enhanced by Chinese government programs for inactivated Hepatitis A Vaccine, inactivated SARS vaccine and new Human Influenza vaccine.

     As part of the Company's private marketing strategy, it intends to continue to pursue a strategy of first launching its vaccine products in market segments in China that present the highest concentrations of people with higher earnings bases. Subsequent to this initiative, the Company intends to systematically expand its sales reach into less affluent urban areas and less populated rural provinces. Accordingly, the Company intends to penetrate these various markets in descending order with Segment A representing the most affluent, high density areas and Segment D representing lesser populated areas with the lowest per capita average incomes.

     These market demographics are outlined below:

     Segment A:  Beijing / Guangdong / Jiangsu / ZhejiangTianjin
     Segment B:  Liaoning  / Hebei /  Shandong  / Fujian /  Shanghai  / Hainan /
                 Shaanxi /  Chongqing  / Guangxi
     Segment C:  Helongliang / Jilin/Shanxi / Sichuan / Yunnan / Anhui
     Segment D:  Henan / Hunan / Jiangxi / Guizhou/

     Southeast Asia Regional Market Strategy
     ---------------------------------------

     The Company intends to develop an overseas sales strategy initially targeting Southeast Asian nations by way of a joint venture licensing/marketing agreement with a successful South Korean pharmaceutical company called Innopath International ("Innopath"). Many management personnel in Innopath have over 20 years experience in international vaccine marketing and they have over 10 years working experience with distributors with many South Asian countries.

     International Market Strategy
     -----------------------------

     The Company intends to register with the European Union (EU) and the U.S. Food and Drug Administration (FDA) with the goal of meeting FDA and EU approvals for one or more of its in-development vaccine biotechnologies. The most obvious candidates at this time are the Company's experimental avian flu and SARS vaccines as there are presently no viable immunology treatments to protect against SARS and avian flu in the United States or anywhere else. The prospect of being "first to market" with potentially life saving immunology biotechnologies offers the Company a clear competitive advantage in terms of gaining significant market share.

     The Company expects to primarily target developing nations where Western manufactured hepatitis vaccines are typically prohibitively expensive. The Company expects to be registered for the sale of its Hepatitis A and Combined Hepatitis A&B immunology biotechnologies in at least 34 countries by the year 2009.

     Similarly, the Company expects to commercialize its proprietary human influenza vaccine by the first quarter of 2005 with the goal of also targeting the majority of other developing Southeast Asian markets within the next five years.

     The Company has also signed a marketing agreement with China National Medicine & Health Products Import/Export Corporation (MEHECO) to represent its products in Brazil. MEHECO is one of the largest medical import/export companies in China, specializing in pharmaceuticals, health products, hospital supplies and chemicals. It has achieved more than US$6.3 billion in sales since its inception 18 years ago. MEHECO is a global leader in vaccine sales in more than one hundred countries.

     The Company intends to accelerate its international market growth by placing a priority on sales agreements with companies that can take advantage of the Company's R&D capabilities.

Competition
-----------

     Domestic Chinese Competition
     ----------------------------

     The existing domestic vaccine industry in China only caters to a small fraction of the Chinese population at this time. Most Chinese vaccine manufacturers are very small-scale operations that use dated biotechnologies and experience high operating costs. Furthermore, due to the technological limitations of these companies, most of their vaccines have a relatively low efficacy rate (compared to Western counterparts), as well as a significant incidence of potent side effects. For instance, cheap live attenuated Hepatitis A vaccine has poor stability profile. It requires strict conditions when delivering. When the surrounding temperature is above 8 degrees Celsius, it is very possible for the Hepatitis A vaccine to lose its efficacy. And in many undeveloped areas in China, it is unlikely to guarantee the delivery conditions for live attenuated vaccine. Therefore, when the vaccine is delivered to the destination, it has been ineffective. It is very important to notice that none of the countries in the world, except China have approved live attenuated vaccine to be used.

     Despite low price points for their immunology biotechnologies, combined sales for all of these manufacturers only amount to about US$60-73 million a year, as compared to the equally small US$24.2 million generated by Western vaccine manufacturers (whose products are prohibitively expensive for most Chinese citizens). Furthermore, most Chinese vaccine manufacturers are legally required to allocate up to 70% of production capacity to the manufacturing of vaccines for federal government immunology programs. The profit margins for such initiatives tend to be slender.

     Ultimately, the greatest limitation faced by Chinese vaccine manufacturers concerns an inability to access major financing for expansion purposes. The venture capital market is still in its infancy in China and accessing funds is problematic, particularly when these companies are marketing inferior biotechnologies. Accordingly, China suffers from a major shortfall in the supply of safe and efficacious vaccine biotechnologies. For instance, only about 1.5% - 2.5% of the Chinese population are consumers of influenza vaccines. By comparison, this figure is as high as 26% in the United States and up to 20% in neighbouring South Korea. Such statistics attend to the largely untapped marketplace for the Company's anticipated soon-to-be-launched influenza vaccine.

     Whereas this marketing opportunity also extends to Western pharmaceutical companies with influenza vaccines that are comparable in safety and efficacy to the Company's influenza vaccine, however, the Company's lower price point offers a clear competitive advantage. Influenza vaccines may be sponsored or subsidized by many Western governments or by private medical insurance programs. However, most Chinese citizens have to pay for these vaccines out of their own pockets. Therefore, the Company believes that this price-sensitive consumer market will favour the company's influenza vaccine over more expensive Western competitors. The same rationale likely applies to the Chinese municipal governments that are beginning to allocate funds to provide influenza shots to low income municipal dwellers. Furthermore, the advent of private medical insurance programs in China also promises to benefit the Company for similar cost-related reasons.

     International Competition
     -------------------------

     Competition from other biomedical companies in the global vaccine marketplace is a risk factor. In a rapidly changing field, this competition is most likely to come from well-established biopharmaceuticals with deep pockets and a proven track record for successful product development and commercialization. Therefore, there can be no assurance that such potential rivals will not develop more proficient and more affordable vaccine products. Also, the prospect of another immunology company in North America or elsewhere commercializing the world's first SARS or avian influenza vaccines is a distinct possibility.

Administration
--------------

     During  the  period  commencing  January to  December  of 2003 the  average
monthly  administration  costs  are  approximately   US$157,059  and  the  total
administration costs were US$1,629,118.

     The average monthly administration costs were as follows:

             Category                            Monthly Cost
             --------                            ------------
                                                (Approximate)
                                                -------------
Wages, benefits and
subcontractors:                                  $ 49,208
Legal                                            $  6,842 (1)
Marketing:                                       $  9,970
Travel:                                          $ 18,577
Shareholder Information and                      $ 13,313 (1)
Investor Relations:
Audit and accounting:                            $  7,105 (1)
General and Administrative:                      $ 18,720
Occupancy costs:                                 $  3,531
Transfer Agent fees:                             $  2,253
Advertising and promotion:                       $  1,240
Filing fees:                                     $  2,253
Automobiles:                                     $  9,632
Consulting fees:                                 $ 14,415
                                                 -----------

              Total:                             $157,059 (2)
              -----                              -----------

Notes:
(1) These services were mainly engaged in the last three months of 2003, and therefore, the total cost for these services are presented based on the total costs divided up over the last three months of 2003, which does not necessarily indicate the average monthly administration cost over the fiscal year ended December 31, 2003.
(2) Variations in the administration costs are mainly due to increases in wages and benefits, professional fees (legal and auditing), shareholder communication and regulatory compliance.

C.   Organizational Structure
     ------------------------

     The Company is a 51% majority owner of Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China, and a 100% owner of Tangshan Yian Biotechnology Engineering Co., Ltd., a company organized under the laws of the People's Republic of China. Therefore, the Company has two subsidiaries - one which is wholly owned and one which is majority owned.

D.   Property, Plants and Equipment
     ------------------------------

Office Space
------------

     The Company utilizes about 22,264.21 square meters of land in PKU Biocity, Beijing, China, of which 4,540.77 square meters is for the use of building constructed by Sinovac Biotech Co., Ltd. Over 1,000 square meteres is used as an office building and over 2,000 square meters is the production plant for Hepatitis A vaccine.

Plants
------

     The design of the Sinovac Biotech Co., Ltd. plant in Beijing for the production of the Healive vaccine was done by a well-known European company in accordance with the US FDA and EU GMP requirements. The major equipment and facilities were imported from Europe, and the installation and debugging processes were completed in a key-handing-over way by a European pharmaceutical engineering company. The plant has the validation done by SVS - a FDA designated GMP validation consulting company.

     The Sinovac  manufacturing  plant for  Inactivated  Hepatitis A vaccine has
obtained  the  GMP  certificate   issued  by  the  China  State  Food  and  Drug
Administration (SFDA) in March 2002.

     Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian") was founded in 1993. Its facility is located in the New Hi-tech Development Zone of Tangshan City, connected by superhighways to Beijing, 150 kilometers to the east. Tangshan Yian's plant was built in accordance with the Pharmaceutical Industrial Standards and Regulations of China, which are based on international standards. The plant itself is 4300 square meters, which includes a level III Biological Safety Laboratory, Cell Culturing Workshop, Pilot Trial Production Workshop, Reagents Manufacture Workshop, and Research Lab for R&D of the Split Flu Vaccine. The plant is situated on 20,000 square meters of land, and has reserved an additional 10,000 square meters in anticipation of future expansion.

     Tangshan Yian provides the Company with a low-cost R&D and manufacturing base. The advantages of Tangshan Yian's state-of-the-art facilities expanded manufacturing capabilities and its talents will enhance the competitive ability of the Company on research and production.

     The clinical trials on split flu vaccine have been finished. A production line with GMP standards is being built at the Tangshan Yian plant.

     Chinese State Food and Drug Administration approved the Company to commence the clinical research on its Inactivated SARS vaccine. The Company's subsidiary, Tangshan Yian, will produce the first 20,000 doses at its world-class P3 Lab
(BL3). Currently, there are only a few of such laboratories in the world.

     The Company will work on New Human Influenza Vaccine (Human Used Avian Flu Vaccine) Development Project with the Chinese Center for Disease Control and Prevention at its Tangshan Yian facility. The Company has already finished the research protocol and has started working towards a vaccine.

Equipment
---------

     Steel furring is used for the main body of the manufacturing workshop. And the architecture is concise and vivid. The manufacturing workshop is designed based on Chinese GMP requirements, which is divided into clean zone and non-clean zone. The class of cleanness are class 100,000, class 10,000, and class 100. High class facilities are selected for the establishment of the manufacturing workshop. Key facilities are overseas advanced products. And the subsidiary facilities are mainly made in China. Temperature control is designed to be automatic control. And the production control is designed to be centralized. It also includes the necessary establishment, such as dressing room and air brake. The design, preparation, fire control, environment protection, labor protection, and energy saving of heating, ventilation, and air conditioning are based on GMP standards and relative domestic requirements.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   The Company
     -----------

     Year ended December 31, 2003 compared with the year ended December 31, 2002
     ---------------------------------------------------------------------------

Liquidity and Capital Resources
-------------------------------

     Our primary liquidity requirements are for working capital, capital expenditures, research and development. Our primary sources of liquidity have been cash provided by operations, borrowings and stock plan. The availability and attractiveness of any outside source of financing will depend on a number of factors, some of which relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance that additional financing will be available, of if available, that it will be on terms we find acceptable.

     Cash and cash equivalents increased by $1,107,453 to $1,420,047 in 2003, from $312,594 in 2002.

     Net cash provided by financing activities increased by $1,443,134 to $2,895,793 in 2003, from $1,452,659 in 2002. This increase is primarily related to the subscription received of $1,031,959.

     In 2003, cash used by investing activities decreased by $1,318,392 to $758,959. This cash was used to purchase plant equipment, totalling $348,190, and payment for Licenses and permits, $410,769.

         Cash used in operating activities decreased by $23,798 to $1,029,143 in 2003, from $1,052,941 in 2002. The decrease is primarily related to the increase of sales.

Results of Operation
--------------------

     Vaccine manufacturing is a special industry, which requires high open-end investment in order to establish the proper production line to meet high requirements. From building the manufacturing workshop to selling the product into the market, Good Manufacturing Practice certification is required, as well as application for New Drug Approval for commercialization. Therefore, it is expected that there will be a significant period of time from the beginning of investment until we realize return. For Sinovac, the construction of the manufacturing workshop was completed in 2002. The Hepatitis A vaccine was initially launched into the market in Q4 of 2002. Profits for the sales of this vaccine were not realized by the end of 2003. However, we expect to gain profit by the end of 2004, since market share and sales numbers for HealiveTM continue to increase. Concurrently, we are going to launch the combined Hepatitis A&B vaccine in the market. Part of the production of combined vaccine is going to be completed in our manufacturing workshop for Hepatitis A vaccine, which helps to lower production costs.

     In 2003, total sales were $2,838,933, fourfold from $649,319 in 2002, and net cash inflow in 2003 was $1,107,453.

     Cost of sales was $1,085,881 in 2003, and gross margin was 61.75%, compared to the $251,711, 61.23% in 2002 respectively.

     Expenditures on sales and general administration was $1,629,118 compared to $792,078 in 2002. Expenditures were $354,173 for salaries and benefits compared to $218,613 in 2002, $357,503 on marketing compared to $181,935 in 2002.,
$399,317 on office expenses compared to $226,961 in 2002, $211,819 on travel compared to $138,147 in 2002, $40,765 on rentals compared to $24,005 in 2002 and $265,538 on professional and consulting fees compared to nil in 2002.

Research and Development, Patents and Licenses, etc.
----------------------------------------------------

     Research and Development expenditures totaled $232,785 in 2003, compared to $24,535 in 2002. The increase in spending from last year primarily reflects ended Split Flu clinical development activity and Hepatitis A&B obtained new drug license.

     The Company's most important Research and Development achievement is the inactivate SARS vaccine. The SARS Research and Development expenditures was granted by China government for $664,251 (RMB 5,500,000) which was deducted from the total in Research and Development expenditures.

Trend Information
-----------------

     The Company's corporate strategy is aggressively directed towards increasing sales during 2004. There are, however, some external factors that can materially affect the final sales figures for 2004. These external factors include the government approval process, possible reoccurrence of diseases such as SARS and new competition.

     Understandably, government delays in the sales approval for the Company's combined Hepatitis A&B vaccine will correspondingly reduce sales figures for the 2004 period. In addition, the reoccurrence of SARS or similar viruses cannot be guaranteed and as such neither can sales of any respondent vaccine. Finally, the market sector available to the Company may be reduced if a new competitor obtains approval to sell an equivalent product into the Company's market and the Company does not increase promotional investment to compensate.

     Net Force  Systems  Inc.'s Year ended April 30, 2003 compared with the year
     ---------------------------------------------------------------------------
     ended April 30, 2002
     --------------------

Liquidity and Capital Resources
-------------------------------

     As at April 30, 2003, available unrestricted cash on hand plus net accounts receivable due in less than 30 days amounted to $35,617 versus $84,085 for April 30, 2002, a decrease of 58%. Current assets less player deposits as at April 30, 2003 were $66,544 and current liabilities less players deposits were $104,643. Total liabilities as at April 30, 2003 were $156,280 versus $136,813 as at April 30, 2002. Approximately 75 % of the current liabilities as at April 30, 2003 consists of wages payable to Chairman , President, and Chief Executive Officer Terry G. Bowering ($53,387), customers deposits ($51,637), and stock subscription payable ($12,500). Total stockholders Equity was ($26,123) as at April 30, 2003 versus $99,441 as at April 30, 2002.

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


ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management
     -------------------------------

     The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

-----------------------------   --------------------   ----------------   -------------------
     Name, Municipality                                                   Number of Shares of
      of Residence and          Principal Occupation      Director/           the Company
     Positions, if any,            or Employment        Officer of the    Beneficially Owned,
        held with the           during the Past Five       Company           Controlled or
           Company                     Years                Since             Directed(1)
-----------------------------   --------------------   ----------------   -------------------

         Weidong Yin                 Businessman       President, CEO,         6,544,833
       Beijing, P.R.C.                                 Secretary and a
                                                        Director since
  President, CEO, Secretary                             September 2003
and a Director of the Company

         Heping Wang                 Businessman        Director since         3,500,000
       Beijing, P.R.C.                                 September 2003

   Director of the Company

          Lily Wang                    Retired            CFO and a           10,000,000
       Beijing, P.R.C.              Businesswoman      Director since
                                                       September 2003
  CFO and a Director of the
           Company










      Dr. Kim Kiat Ong               Businessman        Director since            Nil
          Singapore                                     November 2003

   Director of the Company


Notes:
------
(1)  These figures are as of May 31, 2004

     The following are brief profiles of the Directors and Executive Officers of the Company:

>    Mr.  Wei Dong Yin (age 40) has been the  President,  CEO,  Secretary  and a
     -----------------
Director of the Company since September 24, 2003. Mr. Yin is also the General Manager of the Company's subsidiary, Sinovac Biotech Co., Ltd. Mr. Wei Dong Yin, has been dedicated to hepatitis research for over 20 years. He is credited with developing the intellectual property that led to the development of the Company's Hepatitis A vaccine. In addition, Mr. Yin has been appointed to be the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as "Inactivated Hepatitis A vaccine R&D", "Inactivated SARS vaccine R&D" and "New Human Influenza Vaccine (H5N1)
R&D". He obtained his Masters degree in Business Administration from the Singapore State University.

>    Mr. Heping Wang (age 53) has been a Director of the Company since September
     ---------------
24, 2003. Mr. Wang graduated from Beijing University of Apparatus Technology. He has been working in real estate industry for over ten years. Mr. Wang developed the Beijing Fuhua Mansion, which is the first European style architecture in Beijing with over 200,000 square meters. Recently, Mr. Wang has started to invest in the biotech industry and the information technology industry.

>    Ms. Lily Wang (age 46) has been the CFO and a Director of the Company since
     -------------
September 24, 2003. Ms. Wang graduated from Chamnide University of Honolulu in 1992 with a Masters degree in Business Administration. Ms. Wang has been working in accounting and finance area for over 10 years since she graduated. She was an accounting manager from 1992 - 1995 with AJAX United, a US company and a Vice-President and Secretary for over nine years with Xinyu Enterprise Development Inc. Ms. Wang is also a general partner of Tiancheng International Investment Company.

>    Dr. Kim Kiat Ong (age 52) has been a Director of the Company since November
     ----------------
12, 2003. Dr. Ong has been in the medical field for over 30 years and has specialized as a Cardiothoracic and Vascular Surgeon for 18 years. He has been a member of several national committees and is currently a Member of the Advisory Committee, for the Singapore Ministry of Health (2003-2005). As a seasoned lecturer, teacher and writer in the medical profession, Dr. Ong offers a high level of quality experience to the management team at Sinovac.

Aggregate Ownership of Securities
---------------------------------

     There are presently an aggregate of 20,044,833 common shares of the Company owned by all of the Directors, Officers and promoters of the Company representing 57.65% of the total issued and outstanding common shares of the Company.

Other Reporting Issuers
-----------------------

     The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Report:

          Member                  Position with Other Reporting Issuer
--------------------------     ------------------------------------------
Weidong Yin                                      N/A
Heping Wang                                      N/A
Lily Wang                                        N/A
Dr. Kim Kiat Ong                                 N/A

Individual Bankruptcies
-----------------------

     None of the Directors, Officers, promoters or members of management of the Company have, within the five years prior to the date of this Annual Report, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest
---------------------

     Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under Antigua and Barbuda corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company. All conflicts of interest will be resolved in accordance with the appropriate business corporation statute. Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Other Information
-----------------

     There are no family relationships between any of the Directors or Officers of the Company except for Ms. Lily Wang and Mr. Heping Wang, who are brother and sister. The approximate percentage of business time that each Director and Officer will devote to the Company's business is as follows:

                   Name                         Percentage of Time
                 --------                       ------------------
               Wei Dong Yin                            100%
                Heping Wang                            30%
                 Lily Wang                             50%
               Kim Kiat Ong                            10%

B.   Compensation
     ------------

The Company's Executive Compensation
------------------------------------

     The Company's fiscal year end is the 31st day of December.

     The Company has created four Executive Offices, namely that of President, Secretary, CEO and CFO. In this regard the Company's named Executive Officers (collectively, the "Named Executive Officers") are as follows:

Wei Dong Yin - Mr. Yin was  appointed  the  President,  CEO and Secretary of the
------------
Company on September 24, 2003 and served as a Director since the same date.

Lily Wang - Ms. Wang was appointed the CFO of the Company on September 24, 2003.
---------

     For the purpose of this Annual Report, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

     "Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

     "Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

     "LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

     "SAR" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

     The following table details the compensation paid to the Company's Named Executive Officers during the fiscal year ended December 31, 2003:

                           Summary Compensation Table
                           --------------------------

                                 Annual Compensation               Long-Term Compensation
                             ---------------------------   ---------------------------------------
                                                            All other     Securities
                                                            and annual       under     Restricted
                             Fiscal                        Compensation    Options/     Shares or
   Name and Principal         Year                           and LTIP        SARS      Restricted
       Position(1)            End      Salary     Bonus      Payouts       Granted     Share Units
       -----------            ---      ------     -----    ------------   ----------   -----------
                                       ($)       ($)          ($)           (#)           (#)
-------------------------    ------   --------   -------   ------------   ----------   -----------

     Wei Dong Yin (2)         2003    $  4,000     Nil         Nil          300,000        Nil
President, CEO, Secretary
      and a Director


      Lily Wang (3)           2003    $ 48,265     Nil         Nil          200,000        Nil
    CFO and a Director

Notes:
(1) Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Company's Named Executive Officers.
(2) Mr. Wei Dong Yin was appointed as the President, CEO and Secretary on September 24, 2003.
(3)  Ms. Lily Wang was appointed as the CFO on September 24, 2003.

     The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans - Awards in most recently completed Financial Year
----------------------------------------------------------------------------

     During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year
--------------------------------------------------------------------

     As of May 31, 2004, the Company had granted the following options to purchase common stock of the Company as follows:

   Name of Optionee       Position      Number      Exercise         Date              Expiry
   ----------------                       Of         Price          Granted             Date
                                       Optioned
                                        Shares
----------------------  ------------  ----------  ------------  ---------------  ------------------
Jianguo Wei               Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yi Bao                    Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xuguang Han               Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xudong Lu                 Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Shuguang Huang            Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Zijing Zhang              Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Qian Zhang                Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Zhibin Gao                Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Chunyan Hu                Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Fanzhuo Kong              Employee      10,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Heqing Gao                Employee      10,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xiulan Zheng              Employee      10,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Chen Wei                  Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Huiwen Wang               Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Zhengyou Lu               Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yan Liu                   Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Lili Song                 Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Ran Wu                    Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yi Wu                     Employee        500        US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Tingting Zhang            Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003










Yulong Qu                 Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Linging Xu                Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Li Xu                     Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Hongmei Sun               Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yanmei Yin                Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Lin Wang                  Employee       5,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Weidong Yin               Director     300,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                     2003

Lily Wang                 Director     200,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                     2003

Heping Wang               Director     200,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                     2003

K.K. Ong                  Director     200,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                     2003

Aihua Pan                 Employee     300,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                     2003

Jiansan Zhang             Employee      90,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Nan Wang                  Employee      80,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yingqun Wang              Employee      70,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xuejie Gong               Employee      80,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Changjun Fu               Employee      80,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jingling Qin              Employee      60,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jiangting Chen            Employee      60,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jingning Wang             Employee      60,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xiaomei Zhang             Employee      60,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Wei Zhao                  Employee      60,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Zhenshan Zhang            Employee      60,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003










Liangxiang Hu             Employee      40,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jinfeng Huang             Employee      40,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Zhiguo Niu                Employee      40,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xuebin Li                 Employee      40,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Ming Xia                  Employee      40,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yuxuan Liu                Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yingjun Wei               Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Lan Wei                   Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Qiang Gao                 Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yanru Pei                 Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Baoxiang Gong             Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yanwei Zhao               Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xu Wang                   Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Ziqiang Zhang             Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Zhongshan Han             Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jian Li                   Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jing Li                   Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Yufen Liu                 Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Jinshui Yin               Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Guoxing Liang             Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Xiaojun Zhou              Employee      30,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Chuan Qing                Employee      20,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003










Xiaopin Dong              Employee      10,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                    2003

Weidong Yin               Director     275,000       US$1.31        Nov. 13,       Nov. 13, 2008
                                                                     2003

Weidong Yin               Director     500,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Xianping Wang             Employee     400,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Heping Wang               Director     400,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Sinoglobe Worldwide      Consultant    100,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Michael Tan              Consultant    100,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Technique Capital        Consultant    100,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Viking Investment        Consultant    100,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                     2004

Jiansan Zhang             Employee      13,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Nan Wang                  Employee      12,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Yingqun Wang              Employee      12,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xuejie Gong               Employee      12,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Changjun Fu               Employee      12,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jingling Qin              Employee       9,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jianting Chen             Employee       9,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jingning Wang             Employee       9,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xiaomei Zhang             Employee       9,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Wei Zhao                  Employee       9,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Zhenshan Zhang            Employee       9,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Liangxiang Hu             Employee       6,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jinfeng Huang             Employee       6,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004










Zhiguo Niu                Employee       6,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xuebin Li                 Employee       6,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Ming Xia                  Employee       6,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Yuxuan Liu                Employee       4,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Yingjun Wei               Employee       4,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Lan Wei                   Employee       4,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Qiang Gao                 Employee       4,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Yanwei Zhao               Employee       4,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jianguo Wei               Employee       3,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Yi Bao                    Employee       3,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Shujuan Zhang             Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Changjiu Zhang            Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Hanbo Chen                Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Zheng Chen                Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Lin Gao                   Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xiangjun Li               Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Maolin Peng               Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xiaobing Wang             Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Laichun Zhang             Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Li Sun                    Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Yujing Zhu                Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Wei Hu                    Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004










Guang Yang                Employee      10,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Hong Gao                  Employee      10,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Ye Ning                   Employee      10,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xiaoping Dong             Employee       5,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Wei Xu                    Employee       3,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jing Li                   Employee       4,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xiaojuan Lian             Employee       4,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Luqiu Li                  Employee       4,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Xuyang Feng               Employee       3,500       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Peng Wang                 Employee       4,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Shaoqian Liu              Employee       4,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Jia Luo                   Employee       4,000       US$4.55        Apr. 14,       Apr. 14, 2009
                                                                    2004

Guang Yang                Employee       4,500       US$3.36        June 9,        June 9, 2009
                                                                    2004

Notes:
(1)

     A total of 5,000,000 shares are issuable pursuant to stock options.

Defined Benefit Plans
---------------------

     The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of the Company's Directors
---------------------------------------

     For the Company's most recently completed fiscal year:

     (a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

     (b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

     (c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts;

     (d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

     (e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

     (f) there were Options which were outstanding and in favour of certain Directors of the Company who are not also Named Executive Officers of the Company as set out in the options table above.

     No directors have received any compensation other than option grants and travelling expenses.

C.   Board Practices
     ---------------

     The Board of Directors meet quarterly to set policy and review the progress as well as review and approve budgets and expenditures.

     The Directors of the Company are elected by the shareholders at each annual general meeting of the Company, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Company or until their successors are elected and ratified.

     The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

D.   Employees
     ---------

     The Company has 115 full time employees as at December 31, 2003. The following is a description of the number of employees in each department:

                        Department                No. of Employees
                --------------------------     ----------------------
                Senior Management                        6
                Human Resources                          2
                Administration                           6
                Financial Dept.                          6
                Business Development                     3
                R&D                                      1
                P3 Lab                                   2
                Clinical Research                        4
                Quality Assurance                        3
                Production                              16
                Quality Control                          8
                QA for R&D                               3
                Engineering and Facility                10
                Sales                                   40
                Marketing                                3
                Business                                 2
                Total:                                 115

     In addition to these employees, the Company also retains the services of certain consultants on an "as needed" basis.

E.   Share Ownership
     ---------------

Directors and Officers
----------------------

     The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

                                                             Number of
           Name                       Office                   Shares (1)
           ----                       ------                   ------

       Wei Dong Yin       President, CEO, Secretary and       6,544,833
                                   a Director

        Lily Wang              CFO and a Director            10,000,000

       Heping Wang                  Director                  3,500,000

     Dr. Kim Kiat Ong               Director                     Nil

Note:
----
(1)  These figures are as of May 31, 2004.

     As a group the Directors and Executive Officers of the Company hold 20,044,833 common shares; which is 57.65% of the total amount of issued and outstanding common shares of the Company (see the section captioned "Options" hereinbelow for a detailed description of any and all Options held by the Directors and Executive Officers in and to the Company.)

Public and Insider Ownership
----------------------------

     The Directors, Officers and insiders of the Company hold an aggregate of 20,044,833 common shares of the Company on a non-fully diluted basis, being 57.65% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 14,725,400 common shares of the Company, or 42.35% of the then issued and outstanding common shares of the Company, assuming that no Warrants to acquire common shares of the Company are exercised.


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders
     ------------------

     To the knowledge of management of the Company, as at December 31, 2003 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

                         Number of Common        Percentage of Common
        Member                Shares                    Shares
     ------------      --------------------      --------------------

       Lily Wang            10,000,000                 36.91%

     Wei Dong Yin            6,544,833                 24.16%

     All the shareholders of the Company have the same voting rights.

     To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

     To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company other than as stated in this Annual Report.

B.   Related Party Transactions
     --------------------------

     None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company, except for Ms. Lily Wang and Mr. Heping Wang.

     On September 24, 2003, Ms. Lily Wang and the Company entered into a share purchase agreement, whereby the Company purchased Ms. Lily Wang's 51% ownership interest in Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China, for consideration of 10,000,000 shares of the Company's common stock issued to Ms. Lily Wang at a deemed price of $0.60 per share constituting approximately 37% of the Company's outstanding capital stock after such issuance.

     On January 26, 2004, Mr. Heping Wang and the Company entered into a share purchase agreement, whereby the Company acquired Mr. Heping Wang's 100% ownership interest in Tangshan Yian Biological Engineering Co., Ltd., a company organized under the laws of the People's Republic of China, for consideration of 3,500,000 shares of the Company's common stock issued to Mr. Heping Wang plus $2,200,000 in cash, which will be payable by the Company on or before January 26, 2005.

C.   Interests of Experts and Counsel
     --------------------------------

     This section is not applicable to the Company.


ITEM 8 - FINANCIAL INFORMATION

A.   Financial Statements and other Financial Information
     ----------------------------------------------------

     The audited financial statements for the Company for the fiscal years ending December 31, 2003, and 2002 form a material part of this Annual Report. See Item "19" hereinbelow.

B.   Significant Changes
     -------------------

     There have not been any significant changes in the Company since the date of the most recent audited financial statements other than those disclosed in this Annual Report.


ITEM 9 - THE OFFERING AND LISTING

A.   Offer and Listing Details
     -------------------------

     This Annual Report does not relate to any offering of the Company's shares.

     The following table indicates the annual high and low market prices over the last fiscal year since the Company's common stock was not listed in the OTCBB until February 21, 2003:

                Year              Annual High            Annual Low
          ----------------    -------------------    ------------------
              2003(1)                $1.80                 $0.75

Notes:
(1)  The Company commenced trading on the OTCBB on February 21, 2003.

     The following table indicates the high and low market prices for each full financial quarter since February 21, 2003:

           Quarter Ended                High              Low
     -------------------------      ------------      -----------
          Dec. 31, 2003(1)             $1.80            $0.75
         Sept. 30, 2003(1)             $0.78            $0.75
          June 30, 2003(1)           No trading       No trading

Notes:
(1)  The Company commenced trading on the OTCBB on February 21, 2003.

B.   Plan of Distribution
     --------------------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

C.   Markets
     -------

     The Company's securities have been trading on the U.S. OTC Bulletin Board since February 21, 2003, and do not trade on any other exchange or market.

D.   Selling Shareholders
     --------------------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

E.   Dilution
     --------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

F.   Expenses of the Issue
     ---------------------

     This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.


ITEM 10 - ADDITIONAL INFORMATION

A.   Share Capital
     -------------

     This section is not applicable to the Company as this is an Annual Report.

B.   Memorandum and Articles of Association
     --------------------------------------

Objects and Purpose
-------------------

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

c. To generally have and exercise all powers, rights and privileges necessary and incident to carrying out properly the objects herein mentioned.

     The Company shall not engage in International banking, Trust, Insurance, Betting, and Bookmaking or any other activity which requires a Licence under the International Business Corporation Act.

     The Company shall be primarily engaged in research, development and commercialization of human vaccines for infectious diseases.

Directors and Powers
--------------------

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

     Bylaw 8.2 states each of the Directors shall be paid out of the funds of the Corporation such remuneration for his services as a director as the Corporation in an Annual Shareholders' Meeting may from time to time determine. The directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or meetings of the Corporation or in connection with the business of the Corporation.

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

     7.2 Annual Shareholders' Meeting
     --------------------------------

     An Annual Shareholders' Meeting of the Corporation shall be held every year after the incorporation of the Corporation at such time and place within Antigua and Barbuda as shall from time to time be prescribed by the Board.

     7.3 Special Shareholders' Meeting
     ---------------------------------

     The Board may, whenever it thinks fit, convene a Special Shareholders' Meeting. The Board shall also on the requisition of the holders of not less than one-twentieth (1/20) of the issued share capital of the Corporation proceed to convene a special Shareholders' Meeting of the Corporation.

     7.4 Proceedings
     ---------------

     All business shall be deemed special that is transacted at a Special Shareholders' Meeting, and also that is transacted at any Annual Shareholders' Meeting, with the exception of the consideration of the accounts and auditor's report, if any, the election of directors and the reappointment of any incumbent auditor.

     7.5 Quorum
     ----------

     No business shall be transacted at any shareholders' meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Save as is herein otherwise provided, shareholders present in person or by proxy representing a majority of the Corporation's shares shall constitute a quorum.

     7.6 Chairman
     ------------

     All meetings shall be chaired by a Director appointed by the Board to act as Chairman.

     7.7 Minutes
     -----------

     Minutes of the proceedings of every Annual Shareholders' Meeting shall be kept, and shall be signed by the Chairman of the same meeting, or by the Chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceedings and of the proper election of the Chairman.

     7.8 Votes of Shareholders
     -------------------------

     Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for directors shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the Act.

     7.9 Informal Action by Shareholder
     ----------------------------------

     Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

     7.10 Proxies
     ------------

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

     7.11 Notice of Meeting
     ----------------------

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

     7.12 Waiver of Notice
     ---------------------

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

C.   Material Contracts
     ------------------

     During the preceding two years, the Company entered into the following material contracts:

     1. Share Purchase Agreement entered into between Net Force Systems Inc. and Lily Wang, dated September 24, 2003.

     2. Consulting Agreement entered into between the Company and Sinoglobe Worldwide Limited, dated November 1, 2003.

     3. Consulting Agreement entered into between the Company and Michael Tan, dated November 1, 2003.

     4. Consulting Agreement entered into between the Company and Technique Capital Corp., dated November 1, 2003.

     5. Share Purchase Agreement entered into between the Company, Tangshan Yian Biological Engineering Co., Ltd. and Mr. Heping Wang, dated January 26, 2004.

     6. Consulting Services and Finder's Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004

D.   Exchange Controls
     -----------------

     Not applicable.

E.   Taxation
     --------

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

F.   Dividends and Paying Agents
     ---------------------------

     This section is not applicable to the Company as this is an Annual Report.

G.   Statement by Experts
     --------------------

     This section is not applicable to the Company as this is an Annual Report.

H.   Documents on Display
     --------------------

     The above contracts respecting the Company may be inspected at the Company's Canadian counsel's office in the Province of British Columbia, located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5 for a period of 30 days following the filing of this Annual Report.

I.   Subsidiary Information
     ----------------------

     The Company is a 51% majority owner of Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China, and a 100% owner of Tangshan Yian Biotechnology Engineering Co., Ltd., a company organized under the laws of the People's Republic of China. Therefore, the Company has two subsidiaries - one which is wholly owned and one which is majority owned.


ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. One customer accounted for 15.83% of total sales for the year ended December 31, 2003 and two customers accounted for 41.42% of total sales for the year ended December 31, 2002. Concentration of credit risks with respect to trade receivables are limited to a degree due to the Company's large number of diverse customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provisions for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risks.


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities
     ---------------

     This section is not applicable to the Company as this is an Annual Report.

B.   Warrants and Rights
     -------------------

     This section is not applicable to the Company as this is an Annual Report.

C.   Other Securities
     ----------------

     This section is not applicable to the Company as this is an Annual Report.

D.   American Depositary Shares
     --------------------------

     This section is not applicable to the Company as this is an Annual Report.


                                     PART II
                                     -------


ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.


ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     This Annual Report does not relate to any offering of the Company's securities. Therefore, this section is not applicable to the Company.


ITEM 17 - FINANCIAL STATEMENTS

     The audited balance sheet of the Company as at December 31, 2003 and 2002, the statements of shareholders' equity, loss and cash flows for the three years ended December 31, 2003, 2002 and 2001 are attached hereto and form a material part of this Annual Report.


ITEM 18 - FINANCIAL STATEMENTS

     Not applicable.

ITEM 19 - EXHIBITS

A.   Financial Statements
     --------------------

     This  Annual  Report  contains  the  following  financial   statements  and
information respecting the Company:

1. Auditors' Report for the Company's financial statements for the period ended December 31, 2003 dated February 17, 2004, except for Note 16(b) which is as of April 14, 2004.

2.   Balance Sheet for the Company dated December 31, 2003.

3. Statement of Shareholders' Equity for the Company for the years ended December 31, 2003, 2002 and 2001.

4. Statement of Loss for the Company for the years ended December 31, 2003, 2002 and 2001.

5. Statement of Cash Flows for the Company for the years ended December 31, 2003, 2002, and 2001.

6.   Notes to the Financial Statements for the Company.

B.   Exhibits
     --------

     This Annual Report contains the following Exhibits respecting the Company:

Additional Exhibits:
--------------------

      3.1      Articles of Amendment dated October 21, 2003.

     10.1 Audited financial statements of Net Force Systems Inc. for the fiscal year ended April 30, 2003, 2002 and 2001.(1)

     10.2 Share Purchase Agreement entered into between Net Force Systems Inc. and Lily Wang, dated September 24, 2003.

     10.3      Consulting   Agreement  entered  into  between  the  Company  and
               Sinoglobe Worldwide Limited, dated November 1, 2003.

     10.4 Consulting Agreement entered into between the Company and Michael Tan, dated November 1, 2003.

     10.5      Consulting   Agreement  entered  into  between  the  Company  and
               Technique Capital Corp., dated November 1, 2003.

     10.6 Share Purchase Agreement entered into between the Company, Tangshan Yian Biological Engineering Co., Ltd. and Mr. Heping Wang, dated January 26, 2004.

     10.7 Consulting Services and Finder's Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004.

     31.1 Certification of Disclosure in Sinovac Biotech Ltd.'s Annual Report by Weidong Yin.

     31.2 Certification of Disclosure in Sinovac Biotech Ltd.'s Annual Report by Lily Wang.

     32.1 Certification of Weidong Yin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     32.2 Certification of Lily Wang pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:
(1) Incorporated by reference to the Form 20-F Annual Report filing for the period ended April 30, 2003, which included such audited financial statements of Net Force Systems Inc. and were filed with the SEC on August 12, 2003.

                              SINOVAC BIOTECH LTD.
                              --------------------
                              (formerly Net-Force Systems Inc.)

                              Consolidated Financial Statements
                              (Expressed in U.S. Dollars)
                              December 31, 2003 and 2002




                              Index
                              -----
                              Report of Independent Registered Public Accounting Firm

                              Consolidated Balance Sheets

                              Consolidated Statements of Stockholders' Equity

                              Consolidated Statement of Operations

                              Consolidated Statements of Cash Flows

                              Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

--------------------------------------------------------------------------------





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------



To the Board of Directors and Stockholders of
---------------------------------------------

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

We have audited the consolidated balance sheets of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc.) ("the Company") as at December 31, 2003 and 2002, and the related consolidated statements of stockholders' equity, operations and cash flows for the years then ended and the period from April 28, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, and 2002 and the results of its operations and its cash flows for the years then ended and the period from April 28, 2001 (inception) to December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.





Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
February 17, 2004, except as to                      Chartered Accountants
Note 16(b) which is as of
April 14, 2004




--------------------------------------------------------------------------------

MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in U.S. Dollars)
=====================================================================================================
                                                                             2003                2002
-----------------------------------------------------------------------------------------------------

ASSETS

Current assets
  Cash and cash equivalents                                      $     1,420,047     $       312,594
  Accounts receivable - net                                            1,470,761             469,179
  Inventories                                                          1,047,920           1,355,049
  Prepaid expenses and deposits                                           13,723               6,722
-----------------------------------------------------------------------------------------------------

Total current assets                                                   3,952,451           2,143,544

Property, plant and equipment                                          7,459,883           7,600,755

Due from related parties                                                 947,267             982,175

Licenses and permits                                                   2,538,115           2,321,535
-----------------------------------------------------------------------------------------------------

Total assets                                                     $    14,897,716     $    13,048,009
=====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Loans payable                                                  $       752,415     $     2,074,070
  Accounts payable and accrued liabilities                             1,483,690           1,944,596
  Due to related parties                                               1,170,474           1,232,454
-----------------------------------------------------------------------------------------------------

Total current liabilities                                              3,406,579           5,251,120

Bank loan                                                                603,865                   -
-----------------------------------------------------------------------------------------------------

Total liabilities                                                      4,010,444           5,251,120
-----------------------------------------------------------------------------------------------------

Minority interests                                                     4,737,656                   -
-----------------------------------------------------------------------------------------------------

Commitment (Note 13)

STOCKHOLDERS' EQUITY

Preferred stock                                                                -                   -
  Authorized 50,000,000 shares at par value of $0.001 each
  Issued and outstanding: nil

Common stock                                                              27,091                   -
  Authorized: 100,000,000 shares at par value of $0.001 each
  Issued and outstanding:  27,091,033

Subscription received                                                  1,031,959                   -

Additional paid in capital                                             5,798,220           8,466,505

Accumulated other comprehensive income                                       206                   -

Accumulated deficit                                                     (707,860)           (669,616)
-----------------------------------------------------------------------------------------------------

Total stockholders' equity                                             6,149,616           7,796,889
-----------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                       $    14,897,716     $    13,048,009
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
==============================================================================================================================
                                                                                                                  Accumulated
                                                                                        Compre-                      other
                                                   Common stock          Additional     hensive                     compre-
                                            --------------------------    paid in        income       Deficit       hensive
                                               Shares        Amount       capital        (loss)     accumulated     income
------------------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 1)                                -   $         -   $ 8,007,871   $          -  $    (77,408) $         -

Constribution of drug licenses for shares
  at transferor's cost                                -             -       458,634              -             -            -

Subscriptions receivable received                     -             -             -              -             -            -

Component of Comprehensive income (loss)
- Net (loss) for the period                           -             -             -       (592,208)     (592,208)           -
------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                  $   (592,208)
                                                                                      =============

Balance, December 31, 2002                            -             -     8,466,505                     (669,616)           -

Debt exchange for shares (Note 10c)                   -             -     2,608,696              -             -            -

Recapitalization adjustment (Note 1)         10,000,000        10,000    (5,436,848)             -       423,295            -

Recapitalization to effect the acquisition
  of Net-Force (Note 1)                      17,091,033        17,091       (16,991)             -             -            -
------------------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment    27,091,033        27,091     5,621,362              -      (246,321)           -

Imputed interest on advances from
related parties                                       -             -        57,277              -             -            -

Stock-based compensation                              -             -       119,581              -             -            -

Subscriptions received                                -             -             -              -             -            -

Component of Comprehensive income (loss)

- Foreign currency translation                        -             -             -            206             -          206

- Net (loss) for the period                           -             -             -       (461,539)     (461,539)           -
------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                  $   (461,333)
                                                                                      =============

Balance, December 31, 2003                   27,091,033   $    27,091   $ 5,798,220                 $   (707,860) $       206
=====================================================================================                =========================







SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity (con't)
(Expressed in U.S. Dollars)
=======================================================================

                                             Subscrip-
                                               tions         Total
                                            (receivable)  stockholders'
                                            and received     equity
-----------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 1)                      $(1,020,139)  $  6,910,324

Constribution of drug licenses for shares
  at transferor's cost                                -        458,634

Subscriptions receivable received             1,020,139      1,020,139

Component of Comprehensive income (loss)
- Net (loss) for the period                           -       (592,208)
-----------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2002                            -      7,796,889

Debt exchange for shares (Note 10c)                   -      2,608,696

Recapitalization adjustment (Note 1)                  -     (5,003,553)

Recapitalization to effect the acquisition
  of Net-Force (Note 1)                               -            100
-----------------------------------------------------------------------

Balance after recapitalization adjustment             -      5,402,132

Imputed interest on advances from
related parties                                       -         57,277

Stock-based compensation                              -        119,581

Subscriptions received                        1,031,959      1,031,959

Component of Comprehensive income (loss)

- Foreign currency translation                        -            206

- Net (loss) for the period                           -       (461,539)
-----------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2003                    1,031,959   $  6,149,616
=======================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
(Expressed in U.S. Dollars)
===========================================================================================================
                                                                                            April 28, 2001
                                                        Year Ended          Year Ended      (inception) to
                                                       December 31         December 31         December 31
                                                              2003                2002                2001
-----------------------------------------------------------------------------------------------------------

Sales                                             $      2,838,933    $        649,319    $              -

Cost of sales                                            1,085,881             251,711                   -
-----------------------------------------------------------------------------------------------------------

Gross profit                                             1,753,052             397,608                   -
-----------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses             1,629,118             792,078             124,344

Stock-based compensation                                   119,581                   -                   -

Research and development expenses                          232,785              24,535                   -

Interest and financing expenses                            268,758              81,009                   -

Depreciation of property, plant and equipment
  and amortization of licenses and permits                 271,115             143,337               9,917
-----------------------------------------------------------------------------------------------------------

Total operation expenses                                 2,521,357           1,040,959             134,261
-----------------------------------------------------------------------------------------------------------

Operating loss                                            (768,305)           (643,351)           (134,261)

Interest income                                             40,869              51,143              56,853
-----------------------------------------------------------------------------------------------------------

Net (loss) before minority interests                      (727,436)           (592,208)            (77,408)

Minority interests                                         265,897                   -                   -
-----------------------------------------------------------------------------------------------------------

Net (loss) for the period                         $       (461,539)   $       (592,208)   $        (77,408)
===========================================================================================================

(Loss) per share - basic and diluted              $          (0.03)   $          (0.07)   $          (0.01)
===========================================================================================================

Weighted average number of
  common stocks outstanding
   - Basic and diluted                                  13,842,225           8,104,767           7,502,000
===========================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)
=================================================================================================================
                                                                                                  April 28, 2001
                                                              Year Ended          Year Ended      (inception) to
                                                             December 31         December 31         December 31
                                                                    2003                2002                2001
-----------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  operating activities
  Net (loss) for the period                             $       (461,539)   $       (592,208)   $        (77,408)
  Adjustments to reconcile net (loss) to net cash
    used by operating activities:
  - stock-based compensation                                     119,581
  - provision for doubtful debts                                 148,551                   -                   -
  - imputed interest on advances received from
     related parties                                              57,277                   -                   -
  - depreciation of property, plant and equipment
     and amortization of licenses and permits                    683,795             337,099               9,917
  - minority interests                                          (265,897)                  -                   -
  Change in other assets and liabilities:
  - accounts receivable                                       (1,150,133)           (461,600)             (7,579)
  - inventories                                                  307,129          (1,229,140)           (125,909)
  - prepaid expenses and deposits                                 (7,001)             (1,185)             (5,537)
  - accounts payable and accrued liabilities                    (460,906)            894,093           1,050,503
-----------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities           (1,029,143)         (1,052,941)            843,987
-----------------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
  Loans proceeds                                               1,207,730           1,409,819             966,183
  Loans repayment                                             (1,261,269)           (966,183)                  -
  Proceeds from issuance of shares                                     -           1,020,139           7,192,421
  Proceeds from shares subscribed                              1,031,959                   -                   -
  Government grant received                                            -                   -                   -
  Advances from (to) related parties                           1,917,373             (11,116)            925,646
------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                      2,895,793           1,452,659           9,084,250
------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Restricted cash                                                      -             128,790            (128,790)
  Acquisition of property, plant and equipment                  (348,190)         (2,188,025)         (7,809,220)
  Acquisition of drug licenses and related costs                (410,769)            (18,116)                  -
-----------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                           (758,959)         (2,077,351)         (7,938,010)
-----------------------------------------------------------------------------------------------------------------

Change on cash held in foreign currency                             (238)                  -                   -
-----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               1,107,453          (1,677,633)          1,990,227

Cash and cash equivalents, beginning of period                   312,594           1,990,227                   -
-----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                $      1,420,047    $        312,594    $      1,990,227
=================================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid for interest, net of interest capitalized   $        180,180    $          1,490    $              -
=================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


1.   Nature of Business and Continuation of Operation
-----------------------------------------------------

     These consolidated financial statements presented are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., ("parent company") and its 51% owned subsidiary Sinovac Biotech Co., Ltd. ("Sinovac China"). Collectively, they are referred to herein as "the Company".

     Sinovac China was incorporated under the laws of China on April 28, 2001. It is in the business of research and development, production and sales of pharmaceutical products in China.

     On September 24, 2003, Net-Force Systems Inc. ("Net-Force"), a company incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda, entered into a Share Exchange Agreement ("Agreement") with Sinovac China, whereby Net-Force issued 10,000,000 shares of its common stock in exchange for a 51% interest in Sinovac China. As part of the agreement, Net-Force disposed of its wholly owned subsidiary, Net Force Entertainment, Inc. and all of its assets and liabilities to a company controlled by its president and Chief Executive Officer for $100 and then become a non-operating shell company. Immediately prior to the Agreement, Net-Force had 17,091,033 shares of common stock issued and outstanding. The acquisition was accounted for as recapitalization of Sinovac China because the shareholders of Sinovac China controlled Net-Force after the acquisition. Sinovac China was treated as the acquiring entity for accounting purposes and Net-Force was the surviving entity for legal purposes. The combined company is considered to be a continuation of the operations of Sinovac China. The issued and outstanding common stock of Sinovac China prior to the completion of acquisition was restated to reflect the 10,000,000 common stock issued by Net-Force. Effective on October 21, 2003, Net-Force changed its name to Sinovac Biotech Ltd. The Company has an office in Vancouver, Canada.

     Net-Force had no operations between May 1, 2003 and September 23, 2003.

2.   Significant Accounting Policies
------------------------------------

     (a)  Base of Presentation

          These consolidated financial statements include the accounts of the parent company and its 51% owned subsidiary, Sinovac China. All significant inter-company transactions have been eliminated.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------------------

     (c)  Cash and Cash Equivalents

          Cash equivalents usually consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased.

     (d)  Inventories

          Inventories are stated at the lower of cost or market with cost generally determined on a first-in, first-out basis. Cost includes direct material, direct labour and overheads.

     (e)  Property, plant and Equipment

          Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering costs. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

          Land-use rights                             49 years
          Plant and building                          30 years
          Machinery and equipment                     8 - 10 years
          Motor vehicles                              5 years
          Office equipment and furniture              5 years
          Leasehold improvements                      Term of lease (5years)

     (f)  Licenses and Permits

          Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives of ten (10) years. Carrying values of such assets are reviewed at least annually by comparing the carrying amounts to their estimated undiscounted net future cash flows. There were no impairment adjustments to the carrying value of the licenses and permits for the years ended December 31, 2003 and 2002 and the period from April 28, 2001 (inception) to December 31, 2001.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------------------

     (g)  Impairment of Long-Lived Assets

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There were no impairment losses recognized in 2003, 2002 and 2001.

     (h)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (i)  Revenue Recognition

          Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. The Company provides its customers with a limited right of return. Revenue is recognized upon delivery and a reserve for sales returns is recorded. The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists.

     (j)  Advertising Expenses

          Advertising costs are expensed as incurred and included in selling expenses. Approximated advertising costs are $14,886, $77,790 and $24,802 for the years ended December 31, 2003 and 2002 and the period from April 28, 2001 (inception) to December 31, 2001, respectively.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------------------

     (k)  Research and Development

          Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's statements of operations.

          Research  grants are taken into income as a reduction  of research and
          development   expenses  when  conditions  imposed  by  the  government
          authorities are fulfilled.

     (l)  Foreign Currency Transactions

          The parent company and its subsidiary, Sinovac China, maintain their accounting records in their functional currencies, i.e. U.S. dollars and Renminbi Yuan respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in operations.

     (m)  Foreign Currency Translations

          The assets and liabilities of the foreign subsidiary, Sinovac China (whose functional currency is Renminbi Yuan), are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (n)  Stock-based Compensation

          The Company adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". On November 1, 2003, the board of directors approved a stock option plan that is described more fully in Note 11. The Company did not grant stock options for the period from April 28, 2001 (inception) to December 31, 2002.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------------------

     (o)  Comprehensive Income

          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. For the years ended December 31, 2003 and 2002 and the period from April 28, 2001 (inception) to December 31, 2001, the Company's comprehensive income consists of net earnings (loss) and foreign currency translation adjustments.

     (p)  Earnings (Loss) Per Share

          Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128, "Earnings Per Share". Diluted loss per share is equal to the basic loss per share for the year ended December 31, 2003 because common stock equivalents consisting of options to acquire 3,000,000 common stocks that are outstanding at December 31, 2003 are anti-dilutive, however, they may be dilutive in future.

     (q)  Financial Instruments and Concentration of Credit Risks

          Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, accounts receivable, loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

          The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. One customer accounted for 15.83% of total sales for the year ended December 31, 2003 and two customers accounted for 41.42% of total sales for the year ended December 31, 2002. Concentration of credit risks with respect to trade receivables are limited to a degree due to the Company's large number of diverse customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risks.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------------------

     (r)  Accounting for Derivative Instruments and Hedging Activities

          The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

          The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The option of this pronouncement does not have an impact on its consolidated financial statements.

     (s)  New Accounting Pronouncements

          In January 2003, the Financial Accounting Standard Board released FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R does not have an impact on its financial position or results of operations

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------------------

     (s)  New Accounting Pronouncements (continued)

          In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 addresses certain accounting issues related to hedging activity and derivative instruments embedded in other contracts. In general, the amendments require contracts with comparable characteristics to be accounted for similarly. In addition, SFAS No. 149 provides guidance as to when a financing component of a derivative must be given special reporting treatment in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's consolidated financial statements.

          In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on the Company's consolidated financial statements.

          In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission ("SEC") expressed that rate-lock commitments represent written put options and, therefore, be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The adoption of SAF No. 105 will not have an impact on the Company's consolidated financial statements.


3.   Accounts Receivable
------------------------

     ---------------------------------------------------------------------------
                                                December 31         December 31
                                                       2003                2002
     ---------------------------------------------------------------------------

     Trade receivables                        $   1,609,209       $     449,676
     Allowance for doubtful accounts               (148,551)                  -
     ---------------------------------------------------------------------------

                                                  1,460,658             449,676
     Other receivables                               10,103              19,503
     ---------------------------------------------------------------------------

                                              $   1,470,761       $     469,179
     ===========================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


4.   Inventories
----------------

     ---------------------------------------------------------------------------
                                                December 31         December 31
                                                       2003                2002
     ---------------------------------------------------------------------------

     Raw materials                            $     237,974       $     260,377
     Finished goods                                 692,673             972,218
     Work in progress                               117,273             122,454
     ---------------------------------------------------------------------------

                                              $   1,047,920       $   1,355,049
     ===========================================================================


5.   Property, Plant and Equipment
----------------------------------

     --------------------------------------------------------------------------
                                                  December 31, 2003
                                      -----------------------------------------
                                          Cost      Accumulated     Net book
                                                    Amortization     Value
     --------------------------------------------------------------------------

     Land-use rights                  $    365,510  $     19,892  $    345,618
     Plant and building                  4,191,009       189,342     4,001,667
     Machinery and equipment             3,134,007       412,862     2,721,145
     Motor vehicles                        166,219        48,834       117,385
     Office equipment and furniture        174,847        51,326       123,521
     Leasehold improvements                167,274        16,727       150,547
     --------------------------------------------------------------------------

                                      $  8,198,866  $    738,983  $  7,459,883
     ==========================================================================


     --------------------------------------------------------------------------
                                                  December 31, 2002
                                      -----------------------------------------
                                          Cost      Accumulated     Net book
                                                    Amortization     Value
     --------------------------------------------------------------------------

     Land-use rights                  $    365,510  $     12,433  $    353,077
     Plant and building                  4,191,009        60,612     4,130,397
     Machinery and equipment             3,022,536       135,806     2,886,730
     Motor vehicles                        112,066        19,400        92,666
     Office equipment and furniture        159,556        21,671       137,885
     --------------------------------------------------------------------------
                                      $  7,850,677  $    249,922  $  7,600,755
     ==========================================================================

     Depreciation for the years ended December 31, 2003 and 2002 and the period from April 28, 2001 (inception) to December 31, 2001 was $489,452, $240,005 and $9,917, respectively.

     Machinery and equipment totalling $556,000 (RMB 4,600,000) are pledged as collateral for a bank loan (Note 7).

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


6.   Licenses and Permits
-------------------------

     -----------------------------------------------------------------------
                                                        2003            2002
     -----------------------------------------------------------------------

     Inactive Hepatitis A                       $  1,941,879    $  1,941,879
     Recombinant Hepatitis A&B                       506,460         476,750
     Influenza Virus HA Vaccine                      381,058               -
     -----------------------------------------------------------------------

                                                   2,829,397       2,418,629
     Less: accumulated amortization                 (291,282)        (97,094)
     -----------------------------------------------------------------------

                                                $  2,538,115    $  2,321,535
     =======================================================================

     (a) In March 2003, Sinovac China acquired the Influenza Virus HA Vaccine drug license from a company called Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian") at the vendor's cost. Tangshan Yian owned an 18.75% interest in Sinovac China and there were two common directors between the companies at the time of the transaction (Also see Note 15). Sinovac China is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of ten (10) years commencing with the production of the drug, which is expected to be in early 2005.

     (b) In April 2002, Sinovac China acquired the Recombinant Hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in Sinovac China and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of Sinovac China. As at December 31, 2003, $10,487 remained unpaid and was recorded in due to related parties (see Note 10a). Sinovac China is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of ten (10) years commencing with the production of the drug, which is expected to be in mid-2004. The drug license was recorded at the vendor's cost.

     (c) The Inactive Hepatitis A drug license was contributed by Tangshan Yian in 2001 as its capital contribution to Sinovac China. The drug license was recorded at $1,941,879, which was the transferor's cost.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


6.   Licenses and Permits (continued)
-------------------------------------

     (d) Amortization expense for the licenses and permits was $194,343, $97,094 and nil for the years ended December 31, 2003 and 2002 and the period from April 28, 2001 (inception) to December 31, 2001 respectively.

          The estimated amortization expenses for each of the five succeeding fiscal years are as follows:

                    2004                        $220,000
                    2005                        $283,000
                    2006                        $283,000
                    2007                        $283,000
                    2008                        $283,000

          The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.


7.   Loans Payable
------------------

     -------------------------------------------------------------------------------------
                                                                        2003          2002
     -------------------------------------------------------------------------------------

     Bank loan: RMB  10,000,000,  bearing  interest at 5.04%
     per annum and due on May 21, 2003                          $          -  $  1,207,730

     Bank loan: RMB 5,000,000, bearing interest at 5.84% per
     annum and due on June 26, 2004.  The loan is secured by
     certain machinery and equipment.                                603,865             -

     Loan  payable to Beijing  Xinfu  Investment  Co.,  Ltd.
     ("Beijing Xinfu"):  RMB 5,000,000,  bearing interest at
     5.58% per annum and due on demand.  Beijing  Xinfu is a
     non-controlling shareholder of the Company                            -       603,865

     Employees  loan:  RMB 1,230,000  (2002 - RMB 1,673,300)
     bearing interest at 15% per annum and due on demand.            148,550       202,089

     Loan   payable  to  Beijing  PKU   Weiming   Biological
     Engineering  Group  ("Beijing  Weiming"):  RMB  500,000
     bearing  interest at 6.45% per annum and due on demand.
     Beijing Weiming is a non-controlling shareholder of the
     Company                                                               -        60,386
     -------------------------------------------------------------------------------------

     Total                                                      $    752,415  $  2,074,070
     =====================================================================================

     The weighted average interest rate was 8.52% and 5.47% for years ended December 31, 2003 and 2002 respectively.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


8.   Bank Loan
--------------

     Bank loan in the amount of $603,865 (RMB 5,000,000) is bearing interest at 5.49% per annum. The interest is payable quarterly and the principal is due on December 19, 2005.


9.   Income Taxes
-----------------

     Sinovac China is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to sino-foreign investment enterprises. Pursuant to the same income tax laws, it is exempt from income tax for two years starting from its first profit-making year followed by a 15% corporation income tax rate for the next three years. No income taxes was charged on Sinovac China for each of the two years ended December 31, 2003 and the period from April 28, 2001 (inception) to December 31, 2001. The parent company is not subject to Income taxes.

     The tax effect of temporary differences that give rise to the Company's deferred tax asset (liability) are as follow:

     ---------------------------------------------------------------------------------------
                                                          2003          2002            2001
     ---------------------------------------------------------------------------------------

     Tax losses carried forward                   $    139,000   $    100,000   $     12,000
     Excess of tax cost over the net book value
     of the certain long-lived assets                  711,000        753,000        611,000
     Less: valuation allowance                        (850,000)      (853,000)      (623,000)
     ---------------------------------------------------------------------------------------

                                                  $          -   $          -   $          -
     =======================================================================================

     The potential tax benefits arising from the losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


10.  Related Party Transactions
-------------------------------


     Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

     (a)  Due from and to related parties consist of the following:

          ---------------------------------------------------------------------------------------
                                                                             2003            2002
          ---------------------------------------------------------------------------------------
          Due from related parties (Notes 6 & 7):

          o    Advances to Tangshan Yian, a company  related by a
               common director,  bearing interest at 5% per annum
               (secured by the floating  charge on the  property,
               plant and equipment of Tangshan Yian)                 $    786,300    $    982,175
          o    Due to Shenzhen  Biological  Investment  Co., Ltd.
               ("Shenzhen Co."), a non-controlling shareholder of
               the  Company,  bearing  interest  at 5% per  annum
               (paid in January 2004)                                      32,178               -
          o    Due   to   Beijing   Xinfu,   a    non-controlling
               shareholder of the Company, bearing interest at 5%
               per annum (paid in January 2004)                           128,789               -
          ---------------------------------------------------------------------------------------

                                                                     $    947,267    $    982,175
          =======================================================================================

          Due to related parties, unsecured, interest free and no stated terms of repayment (Notes 6 & 7):

          o    Due to Beijing Weiming, a non-controlling
               shareholder of the Company                            $  1,135,045    $  1,191,569
          o    Due to Beijing Keding, a non-controlling
               shareholder of the Company                                  10,487          10,529
          o    Due to Beijing Xinfu, a  non-controlling
               shareholder of the Company                                       -          24,728
          o    Due to a director                                           24,942           5,628
          ---------------------------------------------------------------------------------------

                                                                     $  1,170,474    $  1,232,454
          =======================================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


10.  Related Party Transactions (continued)
-------------------------------------------

     (b) The Company entered into the following transactions with related parties:

          ---------------------------------------------------------------------------------------------
                                                                   Year           Year   April 28, 2001
                                                                  Ended          Ended   (inception) to
                                                            December 31    December 31      December 31
                                                                   2003           2002             2001
          ---------------------------------------------------------------------------------------------

          Purchased raw materials from Tangshan Yian       $          -   $    403,698   $            -

          Interest income earned on the advances
          to related parties                               $     38,764   $     44,063   $       56,853

          Rent paid to Beijing Weiming                     $          -   $      4,019   $       61,967

          Interest  expenses  incurred on the  advances
          from  related  parties  (including   interest
          imputed  at the  rate of 5% per  annum on the
          interest-free advances received):                $    155,334   $     34,059   $        8,424
          ---------------------------------------------------------------------------------------------

     (c) In June 2003, Sinovac China completed two debt settlements, totalling $2,608,696, with corporations controlled by one of its directors by issuing shares equal to approximately 16% interest in Sinovac China.


11.  Stock Option Plan
----------------------

     The board of directors approved a Stock Option Plan (the "Plan") effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company's common stock. The plan has a life of ten (10) years and is expiring on November 1, 2023. Maximum of 5,000,000 common stocks have been reserved under the plan. Each stock option entitles its holder to purchase one common share of the Company. Options may be granted for a term not exceeding ten years from the date of grant. The Plan is administered by the board of directors.

     In 2003, 3,000,000 stock options under the Plan were granted to its directors, officers and employees with the exercise price of $1.31 per share, being the market price at the time of the grant. These options are vested from April 1, 2004 to July 1, 2006 and expire on November 12, 2008.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


11.  Stock Option Plan (continued)
----------------------------------

     A summary of the Company's stock options activities is presented below:

     -----------------------------------------------------------------------------------
                                                                             Weighted
                                                             Number of       Average
                                                           Common Shares  Exercise Price
     -----------------------------------------------------------------------------------

     Options outstanding at December 31, 2001 and 2002                 -               -
     Granted                                                   3,000,000          $ 1.31
     -----------------------------------------------------------------------------------

     Options outstanding as at December 31, 2003               3,000,000          $ 1.31
     ===================================================================================

     Options exercisable as at December 31, 2003                       -               -
     ===================================================================================

     The Company charged $119,581 stock-based compensation to operations by applying the fair value method in accordance with SFAS No.123. The fair value of the options granted in 2003 was estimated at $0.74 per share, using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 3.42%, dividend yield of 0%, volatility of 74% and expected lives of 4 years.


12.  Segmented Information
--------------------------

     The Company operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the revenues are generated in China. The Company's assets by geographical location are as follows:

     ------------------------------------------------------------------------
                                                     2003               2002
     ------------------------------------------------------------------------
     Assets

     North America                          $     342,268      $           -
     China                                     14,555,448         13,048,009
     ------------------------------------------------------------------------
     Total                                  $ 14,,897,716      $  13,048,009
     ========================================================================


13.  Commitment
---------------

     The Company has entered into an operating lease agreement with Tangshan Yian, with respect to a laboratory, for an annual lease of $176,400 (RMB 1,460,400). The lease starts on July 1, 2003 and has a term of five years.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002
(Expressed in U.S. Dollars)
================================================================================


14.  Non Cash Transactions
--------------------------

     (a) In 2003, Sinovac China issued its shares for debt settlement in the amount of $2,608,696 (Note 10c).

     (b) In 2002, Sinovac China acquired the Recombinant Hepatitis A & B drug licence by issuing its shares (see Note 6b).

     (c) In 2001, the Inactive Hepatitis A drug licence was transferred to Sinovac China as the transferor's capital contribution (see Note 6c).


15.  Acquisition  of Tangshan  Yian Biotech  Engineering  Co.,  Ltd.  ("Tangshan
--------------------------------------------------------------------------------
Yian")
------

     On October 20, 2003, The Company signed a letter of intend to acquire 100% interest in Tangshan Yian, a company incorporated under the law of China on February 9, 1993, by issuing 3,500,000 common shares of the Company and paying $2,200,000 cash with a total approximate fair value of $4.8 Million. The $2.2 Million cash is payable on or before January 26, 2005. Tangshan Yian is in the business of research and development, production and sales of certain pharmaceutical products in China. The acquisition was completed subsequent to the year-end. Tangshan Yian is in the process of obtaining an independent valuation of certain tangible assets, thus, the allocation of the purchase price has not been finalized as at the report date.


16.  Subsequent Events
----------------------

     (a) Subsequent to the year-end, the Company completed a private placement by issuing 3,800,000 units at the price of $1.25 per unit for total proceeds of $4,750,000, of which $1,031,959 were received as at December 31, 2003. Each unit consists of one share of common stock of the Company and one share purchase warrant. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $1.50 per share until November 14, 2004, and receive one piggyback warrant to purchase a further one share of common stock of the Company at $3.00 per share until November 14, 2005 only if the holder thereof exercises the share purchase warrant. The Company also issued 379,200 units bearing the same terms as the aforementioned units as a finder's fee.

     (b) Subsequent to the year-end, the Company granted 2,000,000 stock options to its directors, officers, employees and consultants with the exercise price of $4.55 per share. These options have a term of 5 years expiring on April 13, 2009. For the stock options granted to directors, officers and consultants, 20% of which vested immediately and the remaining 80% of the options vest in equal bi-monthly proportions over a period of 16 months from the grant date. For the stock options granted to employees, 10% of which vested immediately and the remaining 90% of the options vest in equal quarterly proportions over a period of 27 months from the grant date. Each stock options entitles its holder to purchase one common share of the Company.

                                   SIGNATURES
                                   ----------


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                 ON BEHALF OF THE COMPANY, SINOVAC BIOTECH LTD.
                 ----------------------------------------------

                                      Per:



                                 /s/ Weidong Yin
                         -------------------------------
                                   Weidong Yin
                          President, CEO and a Director


                               Date: June 30, 2004
                               -------------------

                                  EXHIBIT INDEX
                                  -------------


    Exhibit #                          Description of Exhibit                      Page No.
 -----------------  ------------------------------------------------------------   --------

      3.1           Articles of Amendment dated October 21, 2003.                     77
     10.2           Share  Purchase  Agreement  entered  into  between Net Force
                    Systems Inc. and Lily Wang, dated September 24, 2003.             81
     10.3           Consulting  Agreement  entered  into between the Company and
                    Sinoglobe Worldwide Limited, dated November 1, 2003.              99
     10.4           Consulting  Agreement  entered  into between the Company and
                    Michael Tan, dated November 1, 2003.                             103
     10.5           Consulting  Agreement  entered  into between the Company and
                    Technique Capital Corp., dated November 1, 2003.                 107
     10.6           Share Purchase  Agreement  entered into between the Company,
                    Tangshan  Yian  Biological  Engineering  Co.,  Ltd.  and Mr.
                    Heping Wang, dated January 26, 2004.                             111
     10.7           Consulting  Services and Finder's Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23,
                    2004.                                                            143
     31.1           Certification of Disclosure in Sinovac Biotech Ltd.'s Annual
                    Report by Weidong Yin.                                           162
     31.2           Certification of Disclosure in Sinovac Biotech Ltd.'s Annual
                    Report by Lily Wang.                                             165
     32.1           Certification  of Weidong Yin pursuant to Section 906 of the
                    Sarbanes-Oxley Act of 2002.                                      168
     32.2           Certification  of Lily Wang  pursuant  to Section 906 of the
                    Sarbanes-Oxley Act of 2002.                                      170