Form 20-F
period 2004-12-31
SINOVAC BIOTECH LTD
filed 2005-05-27
CIK 1084201

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

For the fiscal year ended December 31, 2004
  ............................................................................

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period
  ............................................................................

                         Commission File Number: 0-29031
                         -------------------------------


                              SINOVAC BIOTECH LTD.
                              --------------------
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of registrant's name into English)

                              Antigua, West Indies
                              --------------------
                 (Jurisdiction of incorporation or organization)

        No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R.C. 100085
        ----------------------------------------------------------------
                    (Address of principal executive offices)

                                   ----------

                                       II



Securities to be registered pursuant to Section 12(b) of the Act.

     None.
     -----

Securities to be registered pursuant to Section 12(g) of the Act.

     Common shares with par value $0.001
     -----------------------------------
     (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

     None.
     -----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     35,815,015 common shares (as at the financial year ended December 31, 2004)
     ---------------------------------------------------------------------------

     37,573,211 common shares (as at May 15, 2005)
     ---------------------------------------------

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


                                   ----------

                                 FORM 20-F INDEX
                                 ---------------

Item                                                                    Page No.
----                                                                    --------

FORWARD LOOKING STATEMENTS...................................................1

PART I.......................................................................1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
   ADVISERS..................................................................1

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE.............................1
         A.     Offer Statistics.............................................1
         B.     Method and Expected Timetable................................1

ITEM 3 - KEY INFORMATION.....................................................1
         A.     Selected Financial Information...............................1
                Exchange Rates...............................................2
         B.     Capitalization and Indebtedness..............................3
         C.     Reasons for the Offer and Use of Proceeds....................3
         D.     Risk Factors.................................................3

ITEM 4 - INFORMATION ON THE COMPANY..........................................9
         A.     History and Development of the Company.......................9
         B.     Business Overview...........................................10
                     Cash Resources and Liquidity...........................10
                     Stated Business Objectives.............................10
                     Description of Business................................11
                     Principal Products.....................................17
                     Regulatory Environment.................................19
                     Research and Development...............................21
                     Safety and Quality Assurance...........................22
                     The Market.............................................22
                     Customer Types.........................................24
                     Marketing Strategy.....................................24
                     Seasonality of Sales...................................26
                     Other Developments.....................................26
                     Competition............................................27
         C.     Organizational Structure....................................29
         D.     Property, Plants and Equipment..............................29

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................30
         A.     The Company.................................................30

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................36
         A.     Directors and Senior Management.............................36
                     Aggregate Ownership of Securities......................38
                     Other Reporting Issuers................................39
                     Individual Bankruptcies................................39
                     Conflicts of Interest..................................39
                     Other Information......................................40

Item                                                                    Page No.
----                                                                    --------

         B.     Compensation................................................40
                     The Company's Executive Compensation...................40
                     Compensation of the Company's Directors................45
         C.     Board Practices.............................................46
         D.     Employees...................................................46
         E.     Share Ownership.............................................46
                     Directors and Officers.................................46
                     Public and Insider Ownership...........................47

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................47
         A.     Major Shareholders..........................................47
         B.     Related Party Transactions..................................48
         C.     Interests of Experts and Counsel............................49

ITEM 8 - FINANCIAL INFORMATION..............................................50
         A.     Financial Statements and other Financial Information........50
         B.     Significant Changes.........................................50

ITEM 9 - THE OFFERING AND LISTING...........................................50
         A.     Offer and Listing Details...................................50
         B.     Plan of Distribution........................................50
         C.     Markets.....................................................51
         D.     Selling Shareholders........................................51
         E.     Dilution 51
         F.     Expenses of the Issue.......................................51

ITEM 10 - ADDITIONAL INFORMATION............................................51
         A.     Share Capital...............................................51
         B.     Memorandum and Articles of Association......................51
         C.     Material Contracts..........................................55
         D.     Exchange Controls...........................................57
         E.     Taxation....................................................57
         F.     Dividends and Paying Agents.................................58
         G.     Statement by Experts........................................58
         H.     Documents on Display........................................59
         I.     Subsidiary Information......................................59

Item                                                                    Page No.
----                                                                    --------

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK..............................................................59

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES...............................................................59
         A.     Debt Securities.............................................59
         B.     Warrants and Rights.........................................59
         C.     Other Securities............................................60
         D.     American Depositary Shares..................................60

PART II.....................................................................60

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................60

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
   HOLDERS AND USE OF PROCEEDS..............................................60

ITEM 15 - CONTROLS AND PROCEDURES...........................................60

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT.................................60

ITEM 16B - CODE OF ETHICS  60

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................61

ITEM 17 - FINANCIAL STATEMENTS..............................................61

ITEM 18 - FINANCIAL STATEMENTS..............................................62

ITEM 19 - EXHIBITS..........................................................62
         (A) Financial Statements...........................................62
         (B) Exhibits.......................................................62

SIGNATURE...................................................................93

EXHIBIT INDEX...............................................................94


                                   ----------

                           FORWARD LOOKING STATEMENTS
                           --------------------------

Sinovac Biotech Ltd. (hereinafter referred to as the "Company", "Sinovac", "we", "us", or "our") cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the "Annual Report"), or that are otherwise made by or on behalf of the Company. For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate" or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.


                                     PART 1
                                     ------


ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
--------------------------------------------------------------

     Not Applicable


ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
------------------------------------------------

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


ITEM 3 - KEY INFORMATION
------------------------


A.   Selected Financial Information
     ------------------------------

The following table summarizes certain selected financial information with respect to the Company on a consolidated basis as of December 31, 2004, and is qualified in its entirety by reference to the financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual
Report:

                                                 Year Ended     Year Ended     Year Ended
                                                 Dec. 31/04     De. 31/03      Dec. 31/02
                                                ------------   ------------   ------------

Net Sales                                       $ 6,454,043    $ 2,838,933    $   649,319
Net Loss from Continuing Operations
US GAAP                                         $(4,751,711)   $  (461,539)   $  (592,208)
Net Loss from Continuing Operations per Share
US GAAP                                         $     (0.15)   $     (0.03)   $     (0.07)
Total Assets
US GAAP                                         $23,366,842    $14,897,716    $13,048,009
Long Term Obligations

Bank Loan                                       $   202,436    $   603,865    $         -
Weighted Average Common Shares Outstanding
US GAAP                                          32,742,837     13,842,225      8,104,767

Exchange Rates
--------------

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Chinese dollars (RMB), expressed in U.S. dollars, from April 28, 2001 to December 31, 2004, based on the noon buying rate in New York City for cable transfers payable in Chinese dollars (RMB) as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

                        U.S. Dollars per $1.00 Yuan (RMB)
                        ---------------------------------
                             Year ended December 31
                             ----------------------

                        2004        2003        2002        2001
                        ----        ----        ----        ----
High                   .1208       .1208       .1210       .1209
Low                    .1208       .1208       .1208       .1208
Average                .1208       .1208       .1208       .1208
End of Period          .1208       .1208       .1208       .1208


           May 20,       April        March      February     January        Dec.
            2005         2005         2005         2005         2005         2004
         ----------   ----------   ----------   ----------   ----------   ----------
High                     .1208        .1208        .1208        .1208        .1208
 Low       .1208         .1208        .1208        .1208        .1208        .1208

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


D.   Risk Factors
     ------------

RISKS RELATED TO SINOVAC'S FINANCIAL CONDITION
----------------------------------------------

The Company has a history of losses and may never achieve profitability.
------------------------------------------------------------------------

Sinovac incurred net losses of $4,752,000 for the fiscal year ended December 31, 2004, and $462,000 in 2003. At December 31, 2004, the Company had an accumulated deficit of $5,659,177. To become profitable the Company must increase its sales and continue to limit operating expenses growth. If sales do not grow, or if expenses grow excessively, the Company may not be able to achieve or maintain profitability in the future.

Sinovac will need additional capital to continue  development of its new vaccine
--------------------------------------------------------------------------------
products and to market existing vaccine products on a large scale.
------------------------------------------------------------------

The Company will need to raise further funds from the capital markets to continue the development and commercialization of its products. This may delay progress in product development or market. Although the Company has adequate near-term cash requirements, it may need to undertake significant future financings to complete clinical trials for new vaccines, as well as to facilitate large-scale commercial rollout of new products. In the future, the Company may require funds in excess of its existing cash resources for the following reasons: to proceed with the development of other vaccine products, including clinical testing relating to new products; to develop or acquire other technologies or other lines of business; to establish and expand manufacturing capabilities; and to finance general and administrative and research activities that are not related to specific products under development. In the past, Sinovac funded most of its development and other costs through equity financing. The Company anticipates the need for additional funding, and because operating and capital resources are insufficient to meet future requirements, will have to raise additional funds in the near future to continue the development and commercialization of its products. Unforeseen problems, including materially negative developments in clinical trials or in general economic conditions, could interfere with the Company's ability to raise additional equity capital or materially adversely affect the terms upon which such funding is available. It is possible that the Company will be unable to obtain sufficient additional funding when needed. If the Company were unable to obtain additional funding as and when needed, it could be forced to delay the progress of certain development efforts. Such a scenario poses risks. For example, the Company's ability to bring a product to market and obtain revenues could be delayed, competitors could develop products sooner, and/or Sinovac could be forced to relinquish rights to technologies, products or potential products.

The Company may have to rely on new equity financing to raise additional capital
--------------------------------------------------------------------------------
and this would dilute stockholders' holdings
--------------------------------------------

If Sinovac raises funds through equity financing to meet the needs discussed above, it will have a dilutive effect on existing holders of Company shares by reducing their percentage of ownership. The shares may be sold at a time when the market price is low because the Company needs the funds. This will dilute existing holders more than if the stock price was higher. In addition, equity financings normally involve shares sold at a discount to the current market price.

RISKS RELATED TO SINOVAC'S TECHNOLOGIES
---------------------------------------

Sinovac  will  only  receive  revenues  from its  products  that  have  received
--------------------------------------------------------------------------------
regulatory approval to sell. Many factors impact the Company's ability to obtain
--------------------------------------------------------------------------------
approvals for its products.
---------------------------

There can be no assurance that all of the clinical trials pertaining to the Company's in-development vaccines will be completed within the anticipated time frame. Furthermore, such trials may be delayed or suspended at any time by regulatory authorities if unforeseen health risks become an issue with the participants of clinical trials. In addition, pre-clinical and clinical trials of the Company's products, and the manufacturing and marketing of its technologies, are subject to extensive, costly and rigorous regulation by governmental authorities. The process of obtaining required regulatory approvals from the China State Food and Drug Administration ("SFDA") and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product candidates. For these reasons, it is possible the Company will never receive approval for one or more product candidates in the future.

Delays in obtaining SFDA or foreign approvals for the Company's products could result in substantial additional costs and adversely affect its ability to compete with other companies. If regulatory approval is ultimately granted, the approval may place limitations on the intended use of the product the Company wants to commercialize, and may place restrictions on product marketing.

Due to legal and  factual  uncertainties  regarding  the  scope  and  protection
--------------------------------------------------------------------------------
afforded  by  patents  and  other  proprietary  rights,  Sinovac  may  not  have
--------------------------------------------------------------------------------
meaningful protection from competition.
---------------------------------------

Sinovac's long-term success will substantially depend upon its ability to protect proprietary technologies from infringement, misappropriation, discovery, and duplication, and avoid infringing the proprietary rights of others. The Company relies on trademarks, trade secrets, confidentiality procedures and contractual provisions and government intellectual property protection assurances to protect its intellectual property. The Company's intellectual property rights, and the intellectual property rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. Because of this, any future intellectual property rights applications Sinovac undertakes with respect to its SARS vaccine, combination hepatitis A and B vaccine, influenza vaccine, or potential avian flu vaccine may not be granted. These uncertainties also mean that any patents or intellectual property rights that The Company owns or will obtain in the future could be subject to challenge, and even if not challenged, may not provide The Company with meaningful protection from competition. Due to Sinovac's financial uncertainties, it may not possess the financial resources necessary to enforce its patents and/or intellectual property rights. Intellectual property rights already provided to the Company or pending applications may become subject to dispute, and any dispute could be resolved against the Company. .

Because a substantial number of patents and/or intellectual property rights have been issued in the field of biopharmaceuticals and because such positions can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims obtained in any application or the enforceability of the Company's patents and/or intellectual property rights cannot be predicted. Consequently, the Company does not know whether its intellectual property rights or future patent applications will result in the issuance of patents or, whether these patents will be subject to further proceedings limiting their scope, or provide significant proprietary protection or competitive advantage, or become circumvented or invalidated.

Also, because of these legal and factual uncertainties, and because pending patent and/or intellectual property right applications are held in secrecy for varying periods depending on the particular country, even after reasonable investigation the Company may not know with certainty whether any products that it (or a licensee) may develop will infringe upon any patent or other intellectual property right of a third party.

The  Company  could be subject to costly and  time-consuming  product  liability
--------------------------------------------------------------------------------
actions.
--------

Sinovac manufactures vaccines that are injected into patients to protect against infectious illnesses and, as a result, the Company may in the future be subject to product liability lawsuits. Any product liability claim brought against the Company, with or without merit, could have a material adverse effect on Sinovac. Even a meritless or unsuccessful product liability claim could be time consuming, expensive to defend, and could result in the diversion of management's attention from managing the Company's core business or result in associated negative publicity.

RISKS RELATED TO MARKETING OF SINOVAC'S POTENTIAL PRODUCTS
----------------------------------------------------------

Because the Company faces significant  international  competition from companies
--------------------------------------------------------------------------------
with greater resources, Sinovac may be unable to compete effectively.
---------------------------------------------------------------------

Competition from other biomedical companies in the global vaccine marketplace is a risk that Sinovac faces. In a rapidly changing field, this competition is most likely to come from well-established biopharmaceuticals with deep pockets and a proven track record for successful product development and commercialization. Therefore, there can be no assurance that such potential rivals will not develop more proficient and more affordable vaccine products. Also, the prospect of another immunology company in North America or elsewhere commercializing the world's first SARS or avian flu vaccines is a distinct possibility.

Changes  in the  policies  of the  Communist  Government  of China or  political
--------------------------------------------------------------------------------
instability  could delay the further  liberalization  of the Chinese economy and
--------------------------------------------------------------------------------
adversely affect economic conditions in China generally,  which could impact the
--------------------------------------------------------------------------------
Company's business and prospects.
---------------------------------

Sinovac is currently targeting its products for distribution and sale in China, which represents the domestic market, and in Southeast Asia and other developing countries. Because of the Company's concentration in China, its assets and business ventures are susceptible to any reversals of China's longstanding policies on economic reform or changes in its health policies. Sinovac's sales may be adversely impacted by any changes in government, such as changes in leadership or social disruption which may result in restrictions being placed on import and export of foreign goods, acceptance into the local market of foreign health products, advertising of foreign goods and public attitude towards the Company's vaccines.

The  economic  environment,  pricing  pressure  and rising  wages in China could
--------------------------------------------------------------------------------
negatively impact Sinovac's revenues and operating results.
-----------------------------------------------------------

The Company's ability to maintain or increase pricing is restricted as clients often expect they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large U.S. multinational companies are establishing larger offshore operations in China, resulting in wage pressures for Chinese companies. Pricing pressures from the Company's clients, wage pressures in China and an increase in sales and marketing expenditures may have a negative impact on operating results.

Sinovac is  investing  substantial  cash assets in new  facilities  and physical
--------------------------------------------------------------------------------
infrastructure,  and  profitability  could be reduced if business  does not grow
--------------------------------------------------------------------------------
proportionately.
----------------

Sinovac intends to invest substantial cash assets in new facilities and physical infrastructure in 2005. The Company may encounter cost overruns or project delays in connection with new facilities and physical infrastructure. These expansions may increase The Company's fixed costs. If Sinovac is unable to grow its business and revenues proportionately, profitability will be reduced.

RISKS RELATED TO MANAGEMENT
---------------------------

There are  limitations on the  enforcement of U.S. laws against  Sinovac Biotech
--------------------------------------------------------------------------------
Ltd., its management, and others.
---------------------------------

Sinovac was incorporated on March 1, 1999, under the laws of Antigua. The majority of the Board of Directors members are not residents of the United States. All Company assets are located outside of the United States and substantially all of the directors' assets are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon a majority of the Company's directors or upon the Company, or enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. securities laws against the Company in Antigua. Awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Antigua. In addition, actions brought in a court in Antigua against the Company or members of its Board of Directors to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, a court in Antigua may not award punitive damages. The United States and Antigua do not currently have a treaty providing for recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be automatically enforceable in Antigua.

Sinovac relies heavily on key management  personnel and the degree of success of
--------------------------------------------------------------------------------
the Company's  business may be dependant on the fulfillment of their  employment
--------------------------------------------------------------------------------
obligations.
------------

Sinovac's success is very dependant on the talents, capabilities, efforts and commitment of certain key members of its management team, such as President, Dr. Yin, Professor Pan, Chairman of the Company's majority owned subsidiary, Sinovac Beijing, of which Sinovac owns 71.56%. The loss of the service of these members of management could have a material adverse effect on the Company.

RISKS RELATED TO THE MARKET FOR SINOVAC'S COMMON STOCK
------------------------------------------------------

The price of the Company's common stock may be volatile.
--------------------------------------------------------

There may be wide fluctuation in the price of Sinovac's common stock. These fluctuations may be caused by several factors including: announcements of research activities and technology innovations or new products by the Company or its competitors; changes in market valuation of companies in the industry generally; variations in operating results; changes in governmental regulations; developments in patent and other proprietary rights; public concern as to the safety of drugs or treatments developed by the Company or others; results of clinical trials of Sinovac's products or competitors' products; and regulatory action or inaction on the Company's products or competitors' products. From time to time, the Company may hire companies to assist in pursuing investor relations' strategies to generate increased volumes of investment in the Company's common stock. Such activities may result, among other things, in causing the price of Sinovac's common stock to increase on a short-term basis. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small biopharmaceutical companies, like

Sinovac, have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

Sinovac may acquire  technologies or companies in the future, which could result
--------------------------------------------------------------------------------
in the dilution of the Company's  stockholders  and  disruption of its business,
--------------------------------------------------------------------------------
and reduced revenues.
---------------------

Sinovac is continually evaluating business alliances and external investments in technologies related to its business. Acquisitions of companies, divisions of companies, businesses, or products entail numerous risks, any of which could materially harm the Company's business in several ways, including: diversion of management's attention from their core business objectives and other business concerns; failure to integrate efficiently businesses or technologies acquired in the future with pre-existing business or technologies; potential loss of key employees from either pre-existing business or the acquired business; dilution of existing stockholders as a result of issuing equity securities; and assumption of liabilities of the acquired company. Some or all of these problems may result from future acquisitions or investments. Furthermore, the Company may not realize any value from such acquisitions or investments.

Sinovac's stock may be deemed to be "Penny Stock"
-------------------------------------------------

The Company's common shares may be deemed to be "penny stock" as that term is defined in Regulation Section "240.3a51-1" of the Securities and Exchange Commission (the "SEC"). Penny stocks are stocks: (a) with a price of less than $5.00 per share; (b) that are not traded on a "recognized" national exchange;
(c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ
- where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

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


ITEM 4 - INFORMATION ON THE COMPANY
-----------------------------------


A.   History and Development of the Company
     --------------------------------------

Incorporation
-------------

Sinovac Biotech Ltd. (the "Company") was incorporated on March 1, 1999, under the laws of Antigua under the name "Net Force Systems Inc." By special resolution of the Company dated October 8, 2003, the Company changed its name to "Sinovac Biotech Ltd."

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

On September 24, 2003, the Company and Ms. Lily Wang, a natural person of the United States, entered into a share purchase agreement whereby the Company acquired a 51% ownership interest in Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China, from Ms. Wang in exchange for the issuance of 10,000,000 newly issued shares of common stock of the Company at a state value of $0.60 per share for a total of $6,000,000 constituting approximately 37% of the Company's outstanding capital stock on a fully-diluted basis at that time.

On January 26, 2004, the Company entered into a formal share purchase agreement (the "Share Purchase Agreement") to acquire 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a corporation organized under the laws of the People's Republic of China, through the issuance of 3,500,000 shares of common stock of the Company plus $2,200,000 in cash, which will be payable by the Company within 12 months from the date of entering into the Share Purchase Agreement, to Mr. He Ping Wang, the sole shareholder of Tangshan Yian and also a director of the Company. At the time of completion of the Share Purchase Agreement, Mr. He Ping Wang held approximately 11.45% of the Company's outstanding shares of common stock. On January 30, 2004, all of the terms and conditions of the Share Purchase Agreement had been satisfied and the acquisition of Tangshan Yian by the Company was completed.

Legal Proceedings
-----------------

There are currently no legal proceedings involving Sinovac Biotech Ltd. The Company is not aware of any proceedings being contemplated by any governmental authority.


B.   Business Overview
     -----------------

Sinovac specializes in the research, development and commercialization of vaccines for infectious diseases such as hepatitis A, hepatitis B, influenza, Avian Flu Influenza and Severe Acute Respiratory Syndrome ("SARS"). The Company aspires to become a leader in China's biotech industry. Working closely with Chinese public health agencies, the Company focuses on manufacturing and marketing human-use vaccines and related products, as well as providing technical and consulting services. Sinovac is the first company in the world to have been granted permission to conduct human clinical trials for a SARS vaccine.


Cash Resources and Liquidity
----------------------------

As of December 31, 2004, the Company had approximately $2,605,501 in cash and a positive working capital position of approximately $1,814,611


Stated Business Objectives
--------------------------

The overall strategic mission of the Company is to become a world leader in the research and development, manufacturing and commercialization of vaccines for epidemic viruses such as hepatitis and influenza, and for fast-emerging viruses such as SARS and Avian Flu Influenza (a.k.a. "bird flu").

The Company believes that it is possible and financially viable to provide safe, efficient vaccines to all countries regardless of wealth. Through careful financial management, low production costs and modern, innovative techniques, the Company intends to continue to produce high quality vaccines and successfully service market sectors that many pharmaceutical giants are unable to service.

The following represents the Company's objectives for 2005:

o Increase hepatitis A vaccine (Healive(TM)) sales and revenues; initiate sales of it's combined hepatitis A / B vaccine (Bilive(TM)); and sales of its influenza flu vaccine (Anflu(TM)). To accomplish this objective, Sinovac will:

     >    Expand the size of its sales force and conduct sales training

     > Enhance brand awareness through Chinese media (news, professional publications, and advertising)

     >    Conduct  and  participate  in  promotional  activities   (conferences,
          seminars, VIP visits to Company facilities)

o Commence sales of Bilive(TM) in China (the SFDA approved Bilive(TM) January 7, 2005)

o Gain SFDA approval for Anflu(TM) production facility and commence sales in China

o Complete the Summary Report on Phase I clinical trial on SARS vaccine; entering Phase II clinical trials will depend on the SFDA's approval and requirements statement

o Continue new vaccine products development, including an avian flu vaccine with the China Centre of Disease Control and Prevention ("China CDC")

o Register and license Healive(TM), Bilive(TM) and Anflu(TM) for sale in other developing countries

o    Forge international strategic partnerships to open overseas markets

o    Explore and develop domestic and international R&D and marketing agreements

o    Explore acquisition opportunities

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

First the Company intends to target progressive geographic expansion with its family of vaccines that target historically devastating viruses. The Company is building and training a sales organization for the Chinese domestic market. Concurrently with its domestic marketing plan, the Company is establishing a marketing and sales presence in South East Asia and other developing countries through local distributors. These distributors have over 10 years experience in commercialization and registration of vaccines and other pharmaceuticals through established governmental relationships and local sales networks.

The second prong of the Company's marketing strategy contains a contingency plan that goes into effect once the Company creates a blockbuster vaccine for defeating emerging viruses such as SARS or the Avian Flu. The Company believes a "first to market" advantage opens doors to international markets. In such a scenario, the Company intends to enter the international market with a worldwide network of professional sales teams and sales networks, a reliable customer-credit management system, and an efficient logistics system.


Description of the Business
---------------------------

     General
     -------

The Company specializes in the research, development, commercialization, and sales of vaccines for infectious diseases such as hepatitis A, hepatitis B, influenza, Avian Flu and SARS. The Company aspires to become a leader in China's biotech industry. Working closely with Chinese public health agencies, the Company focuses on manufacturing and marketing human-use vaccines and related products, as well as providing technical and consulting services. The Company is the first company in the world to have been granted permission to conduct clinical trials for a SARS vaccine.

The Company's hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. The Company sold 1,002,000 doses of Healive(TM) in 2004, while in 2003 the Company sold 466,000 doses. Sales revenues in 2004 totalled approximately $6.5 million, an increase of more than 127% over 2003 sales revenues of $2.8 million.

     The Global Viral Environment
     ----------------------------

          Global Viral Background
          -----------------------

Although `virus' and `vaccine' are common terms that most people are familiar with, several variations of these terms exist. To ensure a clear understanding of the Company's business and market, some definitions and explanations are provided.

Viruses:
--------

A virus is best described as an infectious agent characterized by its inability to reproduce outside of a living host cell. Viruses may subvert the host cells' normal functions, causing the cell to behave in a manner determined by the virus.

When a virus attacks the body for the first time, the immune system attempts to identify and produce antibodies to fight the virus. The immune system's success depends on whether it has encountered the virus before and on the aggressiveness of the virus.

Some viruses will mutate or change vital characteristics as they migrate to a new host cell. This mutation can make it difficult to create new, safe vaccines or treatments that keep pace with the spread of the virus.

Vaccine:
--------

Vaccines contain antigenic components. These components (live or dead parts of a virus) antagonize or stimulate the immune system to produce antibodies. By stimulating an immune response (but not the disease), vaccination leads to immunity for a certain micro-organism and protects against subsequent infection by that organism.

If a virus mutates, it is likely that a new vaccine will have to be created to match the characteristics of that virus.

There are two types of vaccine, activated and inactivated. The key difference is that inactivated vaccines (such as those produced by Sinovac) use inactive
(dead) components of the actual virus. Inactive vaccines provide enough genetic material for the body to recognize and successfully create antibodies but do not carry the obvious risk of using live or active components.

A virus often requires certain basic nutrients and conditions in order to survive and replicate. The most basic of those is water, which is why viruses are most commonly transmitted through fluid, e.g., water or bodily fluids.

To give some idea of how fast and effectively a virus can spread, hepatitis A infects between 1.5 and 10 million people every year and more than 2 billion people have been infected by hepatitis B which is one hundred times more infectious than AIDS.

Human Suffering:
----------------

The consequences for humans are physical, emotional and of course financial. Influenza, hepatitis and, more recently, SARS have all had a significant affect on humans.

Hepatitis B causes liver diseases that kill more than 500,000 people every year. Adding to these historical viruses are new types such as avian flu and SARS that are increasing the stresses, costs and losses across industry and health care sectors.

Pervasive Pan-Viral Transmission Patterns:
------------------------------------------

Because viruses like influenza, hepatitis and SARS spread so rapidly and effectively, international health authorities and countries acknowledge that prevention by mass vaccination is more cost effective than a cure.

With increasing national and international travel, combined with carriers that never show symptoms as well as lengthy incubation periods, prevention is becoming increasingly important. Governments, medical associations and health authorities are pushing for increased vaccination policies to prevent the problem before it occurs.

          Recurring Epidemic Viruses
          --------------------------

     Hepatitis A
     -----------

Hepatitis A is endemic in developing nations like China. Hepatitis A is a liver disease that makes the liver swell and prevents it from functioning properly. It is caused by the hepatitis A virus (HAV). Often, a person with hepatitis A shows no signs or symptoms. If symptoms are present, these may include jaundice (yellowing of eyes and skin) and fever. Hepatitis A will leave a person incapacitated or weakened for a long time, as much as several weeks or months.

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

     Hepatitis B
     -----------

Hepatitis B is one of the major diseases for humans and continues to be a serious global public health issue. It is preventable with safe and effective vaccines that have been available since 1982; yet information, education and cost have often prevented the necessary vaccination programs that would help defeat the virus.

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

Sinovac's safe and effective BiliveTM product can be priced to support such international programs and still provide significant net profit.

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

Sinovac intends to launch its split flu influenza (AnfluTM) vaccine in time to begin sales during the 2005-2006 flu season.

          New Viruses
          -----------

     SARS
     ----

The SARS epidemic has intensified interest for various vaccine shots. Demand for different vaccine shots in Beijing, for instance, went up by 10 times since the outbreak of SARS, government statistics indicate.

The continuing appearance of new infectious diseases, especially the SARS outbreak in 2002, has resulted in a heightened worldwide demand for vaccines.

At a convention of leading SARS researchers from 15 nations in late 2003, the greatest concern was that no country is adequately prepared to face the grave health threats posed to their urban populations by such viruses. Nor are their regional and national economies prepared for the seriously negative financial impact that SARS has caused in many places. For instance, it is estimated that SARS cost Southeast Asian nations approximately US$60 billion in economic losses in 2003. Scientists at the convention concluded that a recurrence of SARS (which spread to over 35 countries in a matter of months in 2003) could develop into a full-blown global pandemic.

     Avian Flu
     ---------

Avian influenza (also known as the "bird flu") is a type of influenza virulent in birds. It was first identified in Italy in the early 1900s and is now known to exist worldwide.

The causative agent is the avian influenza (AI) virus. AI viruses all belong to the influenza virus A genus of the Orthomyxoviridae family and are negative-stranded, segmented RNA viruses. Avian influenza spreads in the air and in manure. Wild fowl often act as resistant carriers, spreading it to more susceptible domestic stocks. It can also be transmitted by contaminated feed, water, equipment and clothing; however, there is no evidence that the virus can survive in well-cooked meat.

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

In January 2004, a major new outbreak of H5N1 avian influenza occurred in Vietnam and Thailand's poultry industries, and within weeks spread to ten countries and regions in Asia, including Indonesia, South Korea, Japan and China. Intensive efforts were undertaken to slaughter chickens, ducks and geese, and the outbreak was contained by March, but the total human death toll in Vietnam and Thailand was 23 persons.

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


Principal Products
------------------

     HealiveTM
     ---------

Healive(TM) is the first, and to date, only inactivated hepatitis A vaccine developed in China. In 1984, Sinovac's President and CEO, Mr. Weidong Yin, successfully isolated the TZ84 virus strain. Healive(TM) took nearly 10 years to develop and gained the New Drug Certificate from the SFDA in 1999. The manufacturing facility was designed by and equipped by reputable, European companies and certified by the China State Food and Drug Administration ("SFDA"). Sales began in 2002.

Product testing research demonstrated the effects of Healive(TM) vaccinations on children have excellent immunogenicity, slight reaction to the inoculation and the same safety profile as inactivated vaccines manufactured by international companies.

Healive is produced by the Company's 71.56% owned subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), a company organized pursuant to the laws of the People's Republic of China.

     BiliveTM
     --------

Bilive(TM) is the first, and currently only, combined inactivated hepatitis A and B vaccine developed by Chinese scientists. The R&D and clinical trial period for Bilive(TM) was impressive; beginning at the end of 1999 and completed in 2003. The SFDA gave its final approval for marketing and sales of Bilive(TM) on January 7, 2005.

The SFDA also issued a production license for Bilive(TM) and sales of the vaccine in China will begin in 2005. Bilive(TM) vaccine has only one directly competing product in the world, GlaxoSmithKline's Twinrix(TM), however only its adult dosage vaccine is registered with the Chinese government. Furthermore, it is very expensive with only a few thousand sales recorded after its launch into the market.

Sinovac used its proprietary hepatitis A vaccine in combination with a genetically engineered hepatitis B vaccine to develop the combined vaccine. Bilive(TM) is a combined vaccine formulated by purified inactivated hepatitis A virus antigen and recombinant (yeast) hepatitis B surface (HBsAg), absorbed into aluminum hydroxide. Bilive(TM) induces the body's immune system to generate antibodies as a reaction against hepatitis A and hepatitis B viruses. Hepatitis B is a powerful disease that continues to be a serious global health concern.

The standard, primary Bilive(TM) vaccination schedule consists of three doses. The second dose is administered one month after the first, and the third dose six months after the first. Booster vaccinations are recommended five years after the initial immunization.

Bilive(TM) junior is suitable for use in non-immune infants, children and adolescents from one year up to and including 15 years, who are at risk of hepatitis A and hepatitis B infection.

Bilive(TM) adult is suitable for use in non-immune adults and adolescents 16 years of age and older, who are at risk of hepatitis A and hepatitis B infection.

Bilive(TM) can be recommended for persons who remain in the vicinity of HAV and/or HBV, users of illicit intravenous drugs, homosexuals and bisexuals, hemophiliacs who receive therapeutic blood products, persons with nephropathy who receive dialysis treatment, and those persons who receive long term blood dialysis.

Bilive(TM) side effects are rare and of low intensity. The most common reactions were those at the site of injection, which included transient pain, redness and swelling. Systemic adverse events seen were fever, headache, fatigue, nausea and vomiting. These events were transient, only rarely reported and were considered by the subjects as mild.

     AnfluTM
     -------

Sinovac began split flu vaccine research and development in 2001, completed clinical trials in early 2004, and filed its New Drug Application with the SFDA in June 2004. Quite significantly, the total time to market for Sinovac's products have been consistently reduced, from ten years for HealiveTM, to just over four years for BiliveTM, to just under four years for AnfluTM.

The Company received a New Drug Certificate from the SFDA for its split flu vaccine (AnfluTM) on February 25, 2005. The AnfluTM production line is located in Beijing and nearing completion. The Company believes it will receive GMP certification for the production line in time to begin sales during the 2005-2006 flu season.

AnfluTM is safe for children and the elderly. Demand is expected to exceed Sinovac's production capability as demand in China for flu vaccines largely exceeds total supply. As such, the Company intends to build another, much larger AnfluTM vaccine production facility if financing is obtained.

     SARS
     ----

On January 19, 2004, the SFDA authorized the Company's operating subsidiary in Beijing, Sinovac Biotech Co., Ltd. ("Sinovac to conduct a phase I clinical test of its potential SARS vaccine. Sinovac Beijing is the first institute approved by the SFDA to conduct human clinical trials of a SARS vaccine.

Thirty-six healthy volunteers between the ages of 21 and 40 years were selected, then divided into four groups for clinical testing. Twenty-four subjects (two groups of 12) received the vaccine in two dosage strengths, while twelve others (two groups of six) received a placebo. Neither the volunteers nor the administering doctors were informed of whether the injection was a vaccine or a placebo. Each subject received two inoculations: the first being administered on day zero, the second being administered 28 days later.

The first volunteers received their injection on May 22, 2004. By September 1, 2004 all 36 subjects participating in the trial had been vaccinated with two doses of either the SARS vaccine or the placebo. Professor Lin Jiangtao, head of the Respiratory Medical Department at the China-Japan Friendship Hospital in Beijing, led the trial.

The independent result of the 56-day observation was submitted to the SFDA upon completion. China's Ministry of Science and Technology, the Ministry of Health and the SFDA jointly announced on December 5, 2004 that the phase I human test of a SARS vaccine, independently developed by Chinese scientists, proved safe and effective in preliminary tests. This event marked China as the first country in the world to complete a phase I clinical test of a SARS vaccine. According to phase I clinical trial protocol, the trial concluded when the 210-day observation of all subjects from their first inoculation was satisfied. This occurred in March 2005. The Company is currently conducting testing and analysis on blood samples collected from each volunteer expect that the results will be available in mid 2005.

     Avian Flu - Pandemic Influenza Vaccine (H5N1)
     ---------------------------------------------

The National Institute for Biological Standards and Control, arld Health Organization (WHO) influenza laboratory began providing the reverse generic bird flu virus strain in early 2004 to vaccine makers around the world for the purpose of developing a viable vaccine. Sinovac received the virus in March 2004.

Sinovac signed an avian flu vaccine co-development agreement with the China Centre of Disease Control and Prevention ("China CDC"). Under the terms of the agreement, the Company will apply for the New Drug Certificate, production license, and patents. As a result, Sinovac will own all commercial rights.

Pursuant to the agreement, the China CDC is responsible for surveillance of influenza prevalence, molecular epidemiology study of the virus strain, guidance and establishment of avian flu vaccine development strategies, participation in avian flu vaccine research and development, and the design of the technical process. Furthermore, the China CDC is responsible for conducting several tests, including genome analysis on the virus strains used in the vaccine research and development, antigen analysis and immunization protection analysis, among others. Lastly, the China CDC is responsible for providing guidance on the scope of use, storage, and the evaluation of the protection of the vaccine. Sinovac is responsible for avian flu vaccine research and development based on the established technical platform, as well as vaccine application and production.

The Company, with China CDC, intends to apply for government funding for this project.


Regulatory Environment
----------------------

The SFDA governs the regulation of vaccines in China. Sinovac takes the following steps to gain approval from the SFDA to sell its vaccines in China:

                  --------------------------------------------
                 |Pre-clinical trial results submitted to SFDA|
                  --------------------------------------------
                                        |
                                        |
                                        v
                             -----------------------
                            |Clinical Trial Approval|
                             -----------------------
                                        |
                                        |
                                        v

                   ------------------------------------------
                  |Conducting three phases of clinical trials|
                   ------------------------------------------
                         /
                       |/_
 ----------------------------------------           ---------------------------
|Clinical trial results submitted to SFDA|         |Production of three lots of|
 ----------------------------------------          |products submitted to SFDA |
                      |                             ---------------------------
                      |                                         |
                      |                                         |
                      v                                         v
           --------------------                        ------------------
          |New Drug Certificate|                      |Production License|
           --------------------                        ------------------
                      \                                         /
                       \                                       /
                       _\|                                   |/_
                                 ---------------
                                |GMP Application|
                                 ---------------
                                        |
                                        |
                                        v
                                -----------------
                               |GMP Certification|
                                -----------------


Pre-Clinical Trials: The process involves in-vitro laboratory and in-vivo animal
--------------------
testing. It also includes a study on the technology process, and establishes quality control and test evaluation standards for the safety, efficacy, and stability of the vaccine throughout animal trial testing.

Clinical Trial  Approval:  After a formal review and evaluation of  per-clinical
-------------------------
results, the SFDA makes a determination to approve or disapprove commencement of human clinical trials using the product. After three phases of human clinical trial of a new drug, the independently prepared results and three lots of product samples are submitted to the SFDA at the same time the Company applies for a new drug certificate and production license.

New Drug  Certificate  & Production  License:  The new drug  certificate  grants
---------------------------------------------
approval for the research and development process of a drug that has never been approved for production or sale in China. The production license is approval for vaccine production. After completing three phases of clinical trial and passing the evaluation by a professional delegation, the SFDA will issue a new drug certificated to the manufacturer. This grants the filing Company intellectual property rights to this drug. Chinese administrative protection for the new proprietary drug starts from the date of the issuance of the new drug certificate.

GMP   certificate:   The  GMP   certificate   is  for  the  monitoring  of  drug
------------------
manufacturers. After receiving a new drug certificate and production license, the company submits an application for GMP (Good Manufacturing Protocol) certification. This provides approval for the equipment and control of the manufacturing workshop of the particular drug.

A new drug is only officially approved for sale in the Chinese market once these steps have been completed.


Research and Development
------------------------

Disease prevention is a lengthy process. The Company will strive to integrate its research & development, and marketing strategies, to supply more new products to eliminate human diseases.

The Company, with the cooperation of local and internationally known universities, colleges and institutes, and in consideration of the need of disease control in China, researches and develops new vaccines, takes benefits from the mature technology in the world, reconstructs the existing vaccine products, participates in world-wide competition in vaccine markets, and makes an effort to achieve more abundant and perfect products.

In this regard, a number of leading Chinese scientific and medical institutions, such as Beijing University and the Chinese Academy of Medical Sciences, are collaborating with the Company in the research and development of new and improved vaccine biotechnologies. In particular, the Chinese government is providing a significant amount of its scientific resources to the Company's aid, in a collaborative effort to develop on an expedited basis a safe and effective vaccine for SARS.

In the last three years, Company expenditures on research and development were as follows:

2004 - Gross expenditures of $1,005,000, less government grants received of $719,000 for net expenditures of $286,000.

2003 - Gross expenditures of $897,000 less government grants received of $664,000 for net expenditures of $233,000.

2002 - Expenditures of $25,000, with no government grants received.

Safety and Quality Assurance
----------------------------

All of the Company's facilities conform to the World Health Organization's ("WHO") recommended bio-safety standards and Sinovac's primary manufacturing plant has been certified as meeting the GMP standard of the China SFDA.To comply with GMP operational requirements, the Company has written and implemented a quality assurance validation plan, procedures, and a complete documentation system. The manufacturing facilities for Hepatitis vaccines, Healive(TM) and Bilive(TM), have both received the Certificate of Good Manufacturing Practices for Pharmaceutical Products (n. 2515 and 2514) issued by the China SFDA. Company facilities also meet GMP requirements of Chinese and international regulatory agencies.

Sinovac maintains strict control management of its staff, plant environment, support facilities, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product selling, and sales follow-up resolution. The Company's personnel are trained on these procedures and documentations routinely to ensure a proficient comprehensive quality assurance system and the quality of the finished products.

Sinovac bases its operations on an "excellence in service" concept. To meet high goals, the Company established a team of well-known nationwide experts, professors and doctors to provide vaccine customers with support. This team provides the core of the Company's emergency advisory response center, which promises to take action within 24 hours in case of emergency, 365 days a year.

Sinovac's facilities are fully compliant with world advanced GMP Quality Assurance System (QAS), international standards on bio-pharmaceutical manufacturing. The production plant for Healive(TM) vaccine was designed by a well-known European company in accordance with the U.S. FDA and EU GMP requirements, with major equipment and facilities imported from Europe and North America, and the installation and debugging processes completed on a turnkey basis by a European pharmaceutical engineering company. Our key equipment has passed the validation conducted by SVS, which is an FDA-designated GMP validation consulting company.

Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian") is a wholly owned subsidiary of Sinovac. Tangshan Yian is a research and development center providing support to the parent Company in Beijing. Tangshan Yian owns and operates a Biosafety level III Laboratory (BSL-3) that is located in the Tangshan Yian facility. The studies of deadly infectious viruses, such as SARS are required to be conducted in BSL-3 rated laboratories. The BSL-3 Lab in Tanghsan Tian is constructed and managed according to WHO biosafety manual.


The Market
----------

     Global Market for Vaccines
     --------------------------

The global vaccine market in 2001 was valued at $5.4 billion and is forecast to reach $7.5 billion by 2005 (Datamonitor). This predicted year-on-year growth of 8 to 10% makes vaccines the fastest growing pharmaceutical sector, surpassing even prescription drugs. A key driver of this growth is the threat of the emergence of new, more powerful super viruses such as SARS and avian influenza.

The efficacy of vaccines in preventing viral infections is accentuated by the prevalence of prevention programs worldwide; some 116 countries have initiated childhood vaccination regimes. World health authorities concur that vaccination is the most cost effective way to deal with viral threats.

Quality and cost concerns have created a shortage of effective, affordable vaccines to prevent hepatitis A, hepatitis B, and influenza. No approved vaccines exist yet for SARS or avian influenza.

     Chinese Market for Vaccines
     ---------------------------

There is a critical and growing need in China for safe, highly effective, low-cost vaccines to protect the general public and particularly those most vulnerable to infectious diseases caused by viruses. Between 1992 and 2002, demand for vaccines rose 21.8% per year and consistently exceeded vaccination output despite large gains in production. There are many causes for this phenomenon.

China's population is the world's largest at 1.3 billion. One of the most challenging health concerns is the vaccination against diseases for its newborns and elderly citizens. With persistent widespread outbreaks of hepatitis A and B, the annual shortage of influenza vaccines in China is forecasted at some 15 to 20 million doses.

According to China's Vice-Minister of Health, 19 million babies are born in China every year, placing a large demand for vaccines supplies. However, the elderly growth is even larger and their need for vaccines just as vital. In 2001 China had 88 million people age 65 or older. This number reached 94 million in 2004 and by 2025 this age group is expected to exceed 200 million people. According to the China Elderly Association, senior citizens will account for
11.8 percent of the total population in 2020, up from 7 percent today.

Hepatitis A is endemic in China with 2.4 million cases of acute hepatitis every year. Up to 80% of the population have been infected with hepatitis at some point in their lives. According to the Ministry of Public Health, China reports about half a million new cases of hepatitis B and 280,000 deaths from hepatitis B-related liver diseases each year. More than 350 million will suffer lifelong infection.

There are several factors driving China toward developing and dispensing vaccines to combat viral diseases. They include support for its growing economy, a growing middle-class population, increased awareness of health management, the launch of a $145 million nationwide disease prevention program, and the government's priority in developing the country's pharmaceutical industry.

Vaccines must be affordable however. China is still a developing country, with limited government funds for an Expanded Program for Immunization (EPI) program. The best growth potential will be to companies that can produce high quality vaccines at affordable prices.

Customer Types
--------------

     Government
     ----------

Governments across the globe are pledging their support, financially and organizationally to vaccine initiatives. Where rubella (measles) and smallpox were the traditional child vaccinations, hepatitis and influenza are now being added to increase the scope of preventative medicine. Government sponsored programs tend to be aimed at "most at risk" groups and are often directed at children more than the elderly.

     International Nongovernmental Organizations
     -------------------------------------------

Since 1991, international health authorities have urged all countries to add hepatitis B vaccines into their national immunization programs. As of March 2000, 116 countries had included hepatitis B vaccine in their national programs, including most countries in Eastern and South- East Asia, the Pacific Islands, Australia, North and South America, Western Europe and the Middle East.

An organization committed to the vaccination of children against diseases is The Global Alliance for Vaccines and Immunization (GAVI), which was created in 1999. GAVI introduced a new approach to international health funding - the Global Fund for Children's vaccines (GFCV). This fund helps 74 low-income countries reinforce their national vaccine programs and introduce hepatitis B, yellow fever and hemophilia influenza type B (HIB) vaccines into their national immunization programs.

Sinovac is planning to develop vaccines that are on the nongovernmental organizations and the WHO Expanded Program on Immunization (EPI) order lists in order to capture the low-price, but big-demand vaccine market.

     Private Citizens
     ----------------

Rising incomes have contributed to the increased demand for commercial vaccines. Many of those in the higher income bracket choose to pay for higher quality vaccines. Cost conscious physicians in private health centers supply this growing market.


Marketing Strategy
------------------

First, Sinovac intends to target progressive geographic expansion with its family of vaccines that target historically devastating viruses. The Company is building and training a sales organization for the Chinese domestic market. Concurrently with its domestic marketing plan, the Company is establishing a marketing and sales presence in Southeast Asia and other developing countries through local distributors. These distributors have over 10 years experience in commercialization and registration of vaccines and other pharmaceuticals through established governmental relationships and local sales networks.

The marketing strategy contains a contingency plan that goes into effect once the Company creates a blockbuster vaccine for defeating emerging viruses such as SARS or the avian flu. The Company believes a "first to market" advantage opens doors to international markets. In such a scenario, Sinovac intends to enter the international market with a worldwide network of professional sales teams and sales networks, a reliable customer-credit management system, and an efficient logistics system.

     Domestic Market Strategy
     ------------------------

Sinovac's domestic marketing is greatly enhanced by Chinese government programs for inactivated hepatitis A vaccines, an inactivated SARS vaccine, and a new human influenza vaccine. As China's premier domestic developer and manufacturer of these vaccines, Sinovac has an overwhelming advantage over its competitors.

The Company plans to continue pursuing a strategy of first launching its vaccine products in market segments in China that present the highest concentrations of people with higher earnings bases. Subsequently, it will expand its sales program into less affluent urban areas and rural provinces. Accordingly, the Company plans to enter these regional markets in descending order with Segment A representing the most affluent, high density areas and Segment D representing lesser populated areas with the lowest per capita average incomes. These market demographics are outlined below:

Segment A:  Beijing, Guangdong, Jiangsu, ZhejiangTianjin

Segment B: Liaoning, Hebei, Shandong, Fujian, Shanghai, Hainan, Shaanxi, Chongqing, Guangxi

Segment C:  Helongliang, Jilin/Shanxi, Sichuan, Yunnan, Anhui

Segment D:  Henan, Hunan, Jiangxi, Guizhou/

     International Market Strategy
     -----------------------------

Sinovac's international market focus is on countries with significant vaccine demand, but without the means to afford expensive Western products. The Company has started with Southeast Asian countries through a joint venture licensing/marketing agreement with a successful South Korean pharmaceutical company. In early 2005, the Company adapted its method of target penetration from utilizing an intermediary marketing company to a tailored direct approach. As such, the Company terminated its contract with Innopath International and is seeking well-established local companies within each targeted country.

Also in 2004,  Sinovac entered a vaccine export agreement with MEHECO to develop
the  Brazilian  market.   However,   due  do  a  Brazilian   Government  vaccine
distribution policy change, the Company terminated its contract with MEHECO.

The Company intends to accelerate international market growth by placing a priority on sales agreements with companies that can take advantage of Sinovac's premier research and development capabilities.

The Company has set a goal to sell its products (Healive(TM), Bilive(TM) and Anflu(TM)) in the majority of developing Southeast Asian markets within the next five years.

Seasonality of Sales
--------------------

The Chinese traditional New Year is usually in January or February and, as a result, demand is low during that period. Sales generally increase rapidly at the end of March and then slow again in May and June.

One of the main end user groups for Sinovac vaccines are students. Sales are relatively low in July and August when students are on break for summer holidays. Sales increase dramatically in September when new students are required to receive vaccination during school registration. Most schools organize vaccination programs for their students.

Strong vaccine sales continue through October as Chinese companies usually start planning their budgets for the coming year. The China CDC, which places government orders for vaccines, also follows this schedule. In December, as Chinese New Year approaches, the China CDC usually purchases an inventory of vaccines for the coming year. As a result, there are usually many larger orders at the end of each calendar year.


Other Developments
------------------

     International  Workshop  on  Development  of SARS and New  Human  Influenza
     ---------------------------------------------------------------------------
Vaccines
--------

In March 2004, the Ministry of Science and Technology of China and the World Health Organization held a joint workshop in Beijing, China entitled "International Workshop on Development of Vaccines for SARS and New Human Influenza Vaccines." Over 60 experts (scientists, physicians and ethicists) from China and around the world attended the workshop. The workshop included parallel meetings and visits to several institutions, related to various aspects of vaccine programs on SARS, Influenza, HIV/AIDS, Japanese Encephalitis and Malaria.

Sinovac's President and CEO, Dr. Yin was China's representative for inactivated SARS and human influenza vaccine development programs. Dr. Yin and Sinovac deputy general manager, Mr. Jiansan Zhang, presented the Company's research and development and reported on the protocol of the phase I clinical trial on the inactivated SARS vaccine. Workshop participants reviewed data from animal trials and discussed additional measures towards refining methodology and data requirements prior to initiating Phase I trial in humans.

Immediately following the summit, Dr. Yin hosted a 12-member delegation from WHO to tour the Company's facilities. Sinovac was the delegation's first stop during its tour of Beijing and Shanghai corporations.

     Former Malaysian Prime Minister Visited Sinovac
     -----------------------------------------------

On April 21, 2004, former Malaysian Prime Minister Datuk Seri Mahathir Bin Mohamad visited Sinovac with officials from the Chinese People's Institute of Foreign Affairs. President and CEO, Dr. Weidong Yin gave a brief introduction about the inactivated hepatitis A and SARS vaccine projects to the visitors. The former prime minister expressed keen interest in the inactivated SARS vaccine project by asking many questions about its research and development. This visit supports Sinovac's growing network with world leaders and establishment of an international presence in the biotechnology sector.


Competition
-----------

With the advent of a market  economy in China,  the  regulatory  system  began a modernization program that will continue for the next several years. Concurrently, the pharmaceuticals and healthcare industry are also restructuring. These dynamic conditions present tremendous investment opportunities for well-positioned visionary Chinese companies, as well as multinational companies.

Sinovac is emerging as a leader in this new era, but operates in an increasingly competitive environment. China's biotech industry consists of roughly 600 companies (not including extremely small companies), of which 200 produce pharmaceuticals, 200 produce amino acids, and the rest are in traditional fields like brewery, food and chemicals. Historically, imported medicines make up 40% of the Chinese pharmaceutical market, while domestic producers (most of which are state owned) have 60% of the market.

Most Chinese citizens have to pay for their own vaccines, even with the advent of private medical and healthcare insurance programs in China. These insurance programs do not cover payment for vaccines; requiring the patient to purchase the vaccines. Sinovac believes this health conscious, yet price-sensitive consumer market favors the Company's products over cheaper less safe domestic vaccines and more expensive Western competitors.

Simply stated, the Company's competition in China is between old, inefficient Chinese companies on one hand, and expensive, huge, state-of-the-art international companies on the other. Sinovac believes it has strategic leverage against these competitors by utilizing its innate advantages as a Chinese company with strong connections to government agencies and incorporating state-of-the-art technologies and business practices. Sinovac's unique strategic advantages are its investment in world-class R&D facilities; it's experienced visionary leadership; and its growing sales force.

There are many companies producing vaccines that compete with Sinovac's products and we have the Company has identified the following companies in particular:

Hepatitis A vaccine:
--------------------

Live Attenuated - Zhejiang PuKang, Changchun Changsheng, Changchun Institute of Biological Products, Kunming Institute of Biological Products

Inactivated Domestic - Kunming Institute of Biological Products

Inactivated International - GlaxoSmithKline Inc., Merk

Hepatitis A and B vaccine:
--------------------------

Domestic - no competitors identified

International - GlaxoSmithKline Inc.

Influenza vaccine:
------------------

Domestic - Zhejiang Tianyuan, Changchun Changsheng, Shanghai Institute of Biological Products, Changchun Institute of Biological Products, Changzhou Yanshen

International - GlaxoSmithKline Inc., Pasteur, Chiron

     Chinese Competition
     -------------------

Most Chinese pharmaceutical companies use outdated production facilities, producing raw products with low-tech added value. Some old and state-owned manufactures do not have enough capital for developing new products and improving the facilities. Only a small fraction of annual sales, about 2%, are re-invested into R&D of new drugs. Consequently, the majority of products available in China are less safe and immunogenetic than western products.

An example of this are cheap live attenuated hepatitis A vaccines that compete with Sinovac's Healive(TM). These cheap vaccines are so unstable they require strict storage and delivery conditions, and still expire in six months. When the ambient temperature is above 8 degrees Celsius (46.4 degrees Fahrenheit), the hepatitis A vaccine may lose its efficacy, and becomes unsuitable for use. This makes delivery to many undeveloped areas impracticable.

Sinovac enjoys a number of advantages over its domestic competitors. For example, it is not required, as are most Chinese vaccine manufacturers, to allocate up to 70% of their vaccine production capacity for federal government immunology programs. The profit margins for these programs are usually quite low. Another, more significant example, is the difficulty of domestic competitors access to major financing for expansion purposes. This is one of the greatest limitations Chinese vaccine manufacturers deal with, particularly when these companies are marketing inferior biotechnologies.

The venture capital market in China is still in its infancy and accessing funds is problematic. This forces Chinese vaccine manufacturers to look for funding from outside China. Sinovac however has already made steps in overcoming growth-funding challenges. A vital step occurred when Sinovac entered into a Financial Advisory Agreement with Credit Suisse Advisory Partners AG, a 100%-owned subsidiary of Credit Suisse Group headquartered in Zurich, Switzerland, whereby Credit Suisse Advisory Partners will act as the Company's exclusive financial advisor. Credit Suisse Group is a leading global financial services company.

     International Competition
     -------------------------

International competitors include large international pharmaceutical and biotechnology companies with great resources. This competition tends to come from well-established biopharmaceuticals with deep pockets and a proven track record for successful product development and commercialization. However, according to international research, these mega-biopharmaceutical companies invest relatively little in R&D and manufacturing capacity for vaccines that would benefit developing countries for five related reasons: competition with more profitable vaccine ventures; the perception that demand for new products is low; costs of production are relatively high; market pressures are intense and rapidly changing; and products for the industrialized world are diverging from those for poorer countries.


C.   Organizational Structure
     ------------------------

Sinovac now owns 71.56% Sinovac Biotech Co., Ltd., (Sinovac Beijing) (51% at December 31, 2004) a company organized under the laws of the People's Republic of China. The Company also owns 100% of Tangshan Yian Biological Engineering Co., Ltd., a company also organized under the laws of the People's Republic of China. Therefore, the Company has two subsidiaries - one that is wholly owned and one that is majority owned.

Acquisition of Additional 20.56% of Sinovac Beijing
---------------------------------------------------

On November 30, 2004,  Sinovac,  entered into a share  purchase  agreement  (the
"Share Purchase Agreement") with China Bioway Biotech Group Co., Ltd. ("Bioway"), Beijing Keding Co., Ltd. ("Keding") and Shenzhen Bio-Port Co., Ltd. ("Shenzhen") to purchase an aggregate 20.56% of Sinovac Beijing, its main operating subsidiary.

In accordance with the Share Purchase Agreement, Sinovac paid $3,310,000 cash for the additional 20.56% of Sinovac Beijing, to the following companies: acquired 9.73% from Bioway US$1,570,000; acquired 7.92% from Shenzhen for US$1,270,000; and acquired 2.91% from Keding for US$470,000. The transaction closed on January 31, 2005.


D.   Property, Plants and Equipment
     ------------------------------

Office Space
------------

Sinovac's corporate headquarters and primary research and development facilities are located in the Beijing University Biological Industry Park in a 4,113 square meter, state-of-the-art facility, of which more than 1,000 square meters is used as an office building and more than 2,000 square meters is used for the production plant for hepatitis A vaccine.


Plants
------

The Company's new influenza vaccine production line is situated next to its existing Beijing headquarters, at a new manufacturing facility now being built. This 2,600 square meter facility, built to Chinese Good Manufacturing Practice (the "GMP") standards, is expected to have a production capacity of 2 million doses of flu vaccine per year.

The Company's Tangshan Yian facility conducts research and pilot production for other, in-development vaccines. This facility is 4,300 square meters, and includes a world class Biosafety level III Laboratory ("BSL-3"), Cell Culturing Workshop, Pilot Trial Production Workshop, Reagents Manufacture Workshop, and Research Lab for R&D of the split flu vaccine (AnfluTM). The facility is located in the New Hi-tech Development Zone of Tangshan City, 160 kilometers east of Beijing. The plant is situated on 20,000 square meters of land and has reserved an additional 10,000 square meters in anticipation of future expansion.

Tangshan Yian provides the Company with low-cost research and development and manufacturing. The advantages of Tangshan Yian's state-of-the-art facilities expanded manufacturing capabilities should enhance the competitive ability of the Company regarding research and production.

Equipment
---------

Steel furring is used for the main portion of the Company's manufacturing facility, and the architecture is concise. The manufacturing facility is designed based on Chinese GMP requirements and is divided into clean and non-clean zones. Sinovac's manufacturing facility grade classifications include: grades A and B correspond with class 100, M3.5, ISO 5; grade C with class 10,000, M5.5, ISO 7 and grade D with class 100,000, M6.5, ISO 8'. Superior facilities are selected for the establishment of the Company's manufacturing facility. The Company's subsidiary facilities are mainly constructed in China. Temperature control is designed to be automatic. The production control is a centralized design. The Company's manufacturing facility includes necessary features such as dressing rooms and air brakes. The design, preparation, fire control, environment protection, labor protection, and energy saving of heating, ventilation, and air conditioning are based on GMP standards and relative domestic requirements.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------


A.   The Company
     -----------

Year ended December 31, 2004 compared with the year ended December 31, 2003
---------------------------------------------------------------------------

     Results of Operation
     --------------------

In the following discussion of the Company's operating results and financial condition, all financial amounts have been rounded to the nearest thousand dollars.

          Sales
          -----

Sinovac's sales reflect the value of vaccines sold less any returns and discounts. Company sales in 2004 and 2003 were entirely comprised of Healive(TM). The Company generated revenue of $6,454,000 and $2,838,000 in sales of Healive(TM) for the years ended December 31, 2004 and December 31, 2003, respectively. Revenue growth in 2004 was due to an expanded sales network and improved corporate profile. The number of doses sold increased from 455,000 in 2003 to 1,002,106 in 2004.

          Gross Profit
          ------------

The Company's gross profit reflects the contribution from sales after direct costs, such as production labor and production facilities costs. Gross profit margin was 70.0% and 61.8% for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in gross profit margin was due to economies of scale; increased production of Healive(TM) decreased the average cost per unit.

          Selling, General and Administrative Expenses
          --------------------------------------------

Selling, general and administrative expenses ("SG&A expenses") include non-production related wages and salaries, consulting fees, freight, travel, occupancy, advertising, public company costs and professional fees. SG&A expenses were $4,415,000 and $1,629,000 for the years ended December 31, 2004 and December 31, 2003, respectively. Company sales expenses increased in 2004 due to exploration of new markets and efforts to improve sales networks and sales strategy. Administrative expenses of $140,966 relating to Tangshan Yian were included in the consolidated financial statements as the result of the acquisition of that company. Sinovac expects to see additional increases in SG&A to support continuing market penetration and brand awareness.

          Stock-Based Compensation
          ------------------------

The Company incurred stock-based compensation of $4,428,000 and $120,000 for the years ended December 31, 2004 and December 31, 2003, respectively. In the current fiscal year, 2 million stock options were granted to the directors, employees and consultants at an exercise price of $4.55 per share. The stock options granted in 2004 have an estimated fair value of $2.85 per share and have different vesting schedules and, as a result, the Company has unearned compensation costs of about $4.43 million. This unearned component will be recognized over the remaining vesting period. This item does not reduce the cash balance of the Company but reflects the fair value of the above-mentioned stock options.

          Research and Development Expenses
          ---------------------------------

Research and development expenses reflect amounts spent on the split flu and SARS vaccines, less grants received on account of the SARS vaccine. For the year ended December 31, 2004, the Company received a Chinese government SARS research grant of $1,640,000. Research and development expenses totaling $286,000 and $233,000 for the years ended December 31, 2004 and December 31, 2003, respectively, represent activities on the split flu (AnfluTM) vaccine.

The Company commenced the study and research of a SARS vaccine after the SARS outbreak of 2003. In 2004, Sinovac became the first company in the world approved to commence a human clinical trial of a SARS vaccine. On May 22, 2004, the commencement of the phase I clinical trial was announced when the first clinical trial volunteer received his first inoculation. A research grant from the Ministry of Science and Technology and other central government agencies on behalf of the Chinese government as a whole, has provided sufficient funding for the phase I clinical trial and demonstrates the support for the Company's SARS vaccine research.

          Provision for Income Taxes
          --------------------------

The Company generated an income tax recovery of $600,000 in 2004. It accrued a $93,000 liability for income taxes on profits in Sinovac Beijing and recorded a $693,000 deferred tax recovery that offset this expense. The Company's taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% corporation income tax rate until 2006 and 15% tax rate after that. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit-making year. Currently, Tangshan Yian is in a loss position.

          Interest and Financing Expenses
          -------------------------------

Interest and financing expenses were $369,000 and $269,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The 2004 increase reflected higher levels of debt, largely due to the purchase of Tangshan Yian.

          Net Loss
          --------

The Company's net loss was $4,752,000 and $462,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in net loss in the current year over the previous period was primarily due to increased stock-based compensation since the increase in SG&A was largely funded by an increased contribution from product sales.

     Liquidity and Capital Resources
     -------------------------------

Sinovac's capital requirements have generally been funded by cash flow from sales revenue and issuances of common stock. Cash and cash equivalents totaled $2,605,000 at December 31, 2004, which is not sufficient to fund the Company's business and expansion plans over the next 12 months. Sinovac's plans for 2005 include:

     o    Spending $4 million constructing an influenza vaccine production line;
     o Acquiring an additional 20.56% of Sinovac Beijing, giving the Company a 71.56% interest in that company, for cash consideration of $3.31 million;
     o    Product promotion campaigns.

Sinovac plans to raise necessary capital from the sale of equity securities. There can be no assurance that any that such financing will be available, if at all, on terms acceptable to the Company. If additional funds are raised by the issuance of equity securities, stockholders may experience dilution of their ownership interest.

The Company generated net cash of $1,185,000 and $1,107,000 for the years ended December 31, 2004 and December 31, 2003, respectively. Net loss for the period of $4,752,000 incorporated certain non-cash charges including stock-based compensation ($4,428,000), a provision for doubtful debts ($374,000) and depreciation ($784,000). Changes in operating working capital consumed $1,566,000 of cash, resulting in net cash used in operations of $1,130,000. Accounts receivable increased as a result of increased sales. The proportionate decrease in cash used, compared to earlier years, was primarily attributable to lower working capital requirements in the third year.

The Company's financing activities generated $6,545,000, which included $5,288,000 of newly raised share capital and $1,281,000 from government funding (net of qualified research and development expenditures). In the year ended December 31, 2004, the Company paid $399,000 to reduce amounts owing to a non-controlling shareholder of Sinovac Beijing. Other financing activities included loan proceeds of $3,268,000, loan payments of $3,099,000 and generating net loan proceeds of $169,000.

In the year ended December 31, 2004 the Company used $4,227,000 in investing activities, which included $1,650,000 to acquire property, plant and equipment offset by cash of $42,216 acquired with the purchase of Tangshan Yian. During the current period, Sinovac negotiated agreements that govern the purchase of a further 20.56% interest in Sinovac Beijing. In connection with these negotiations, the Company advanced $2,227,000 to two non-controlling shareholders of Sinovac Beijing as deposits on account of the Share Purchase Agreement. The deposits bear interest at 5.31%, and the principal and interest will be repaid to us the Company when we it makes full payment of the share purchase consideration. The Share Purchase Agreement for the acquisition of the additional 20.56% of Sinovac Beijing closed on January 31, 2005.

Financial ratios and other information at December 31, 2004 with comparative figures at December 31, 2003 are shown below:

                              2004                    2003
                              ----                    ----
   Current ratio:             1.29                    1.26
   Debt to equity:            53.7%                   65.2%
   Working capital:           $1,814,611              $546,000
   Equity:                    $12,933,000             $6,150,000

* Current ratio = Current Assets / Current Liabilities
** Debt to Equity = Total Debt / Equity

     Trend Information
     -----------------

In 2005 the Company expects to increase production and sales of HealiveTM, and initiate production and sales of two new products, BiliveTM (a combined inactivated Hepatitis A and B vaccine) and AnfluTM (an influenza flu vaccine). Sales of both products are expected to follow HealiveTM's sales pattern, beginning slowly the first year and growing dramatically (100% or more) the following years.

BiliveTM will be the first new product to launch in 2005 and may take some of HealiveTM's market. As a result, the sales growth rate of HealiveTM may stabilize.

Ideally, AnfluTM marketing will begin in late summer of 2005, with sales beginning in the fall. This market timing will enable the Company to take advantage of their HealiveTM and BiliveTM promotions, thereby leveraging Sinovac's growing name recognition and confidence in domestic market.

The Company is not certain however that the SFDA will approve the vaccine production license for AnfluTM in time to produce sufficient quantities of vaccines for sale in the 2005 - 2006 flu season. If approval is not received this year, the Company is assured it will happen in time to produce vaccines for the flu season in 2006 - 2007.

Production costs for HealiveTM should continue to decrease, however, first year production costs for BiliveTM and AnfluTM will offset HealiveTM's lower costs. Combining the above two driving factors, the Company expects the gross margin to remain at the same level in 2005.

The last known uncertain factor that could have a material effect on the Company is a change in government policy on vaccine distribution. If the regulatory body changes China's vaccine distribution channel, which is currently through the China CDC system, the Company will need to make changes in its general marketing and sales strategy for the domestic market.


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

     Research and Development, Patents and Licenses, etc.
     ----------------------------------------------------

Research and Development expenditures totalled $232,785 in 2003, compared to $24,535 in 2002. The increase in spending from last year primarily reflects ended split flu clinical development activity and hepatitis A&B obtained new drug license.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
---------------------------------------------------


A.   Directors and Senior Management
     -------------------------------

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

     Name, Municipality                                                               Number of Shares of
      of Residence and             Principal Occupation           Director/               the Company
     Positions, if  any,               or Employment            Officer of the        Beneficially Owned,
        held with the              during the Past Five            Company               Controlled or
           Company                         Years                    Since                 Directed(1)
           -------                         -----                    -----                 -----------

         Weidong Yin                   Businessman              President, CEO,            6,544,833
       Beijing, P.R.C.                                         Secretary and a
  President, CEO, Secretary                                     Director since
and a Director of the Company                                   September 2003

         Heping Wang                   Businessman             Director since              3,500,000
       Beijing, P.R.C.                                         September 2003
   Director of the Company

          Lily Wang                      Retired                 CFO and a                 9,549,821
       Beijing, P.R.C.                Businesswoman            Director since
  CFO and a Director of the                                    September 2003
         Company

      Dr. Kim Kiat Ong                Businessman              Director since                  Nil
          Singapore                                            November 2003
   Director of the Company








       Simon Anderson                  Businessman             Director since                  Nil
      Vancouver, B.C.,                                            July 2004
           Canada
   Director of the Company

           Hao You                     Businessman             Director since                 10,000
      Atlanta, Georgia,                                          July 2004
           U.S.A.
   Director of the Company

           Zou Bin                    Businesswoman            Treasurer since                 Nil
       Vancouver, B.C.                                           Dec. 2004
           Canada
  Treasurer of the Company

Notes:
------
(1)  These figures are as of April 30, 2005.

The following are brief profiles of the Directors and Executive  Officers of the
Company:

> Mr. Weidong Yin (age 40) has been the President, CEO, Secretary and a Director of the Company since September 24, 2003. Mr. Yin is also the General Manager of the Company's subsidiary, Sinovac Biotech Co., Ltd. Mr. Weidong Yin, has been dedicated to hepatitis research for over 20 years. He is credited with developing the intellectual property that led to the development of the Company's hepatitis A vaccine. In addition, Mr. Yin has been appointed to be the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as "Inactivated Hepatitis A vaccine R&D", "Inactivated SARS vaccine R&D" and "New Human Influenza Vaccine (H5N1)
R&D". He obtained his Masters degree in Business Administration from the Singapore State University.

> Mr. Heping Wang (age 53) has been a Director of the Company since September 24, 2003. Mr. Wang graduated from Beijing University of Apparatus Technology. He has been working in real estate industry for over ten years. Mr. Wang developed the Beijing Fuhua Mansion, which is the first European style architecture in Beijing with over 200,000 square meters. Recently, Mr. Wang has started to invest in the biotech industry and the information technology industry.

>    Ms. Lily Wang (age 46) has been the CFO and a Director of the Company since
September 24, 2003. Ms. Wang  graduated from Chamnide  University of Honolulu in

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

> Dr. Kim Kiat Ong (age 52) has been a Director of the Company since November 12, 2003. Dr. Ong has been in the medical field for over 30 years and has specialized as a Cardiothoracic and Vascular Surgeon for 18 years. He has been a member of several national committees and is currently a Member of the Advisory Committee, for the Singapore Ministry of Health (2003-2005). As a seasoned lecturer, teacher and writer in the medical profession, Dr. Ong offers a high level of quality experience to the management team at Sinovac.

> Mr. Simon Anderson (age 44) has been a Director of the Company since July 23, 2004. Mr. Anderson has been a partner and Vice President of MCSI Consulting Services Inc. from 1996 to present. Mr. Anderson is a Chartered Accountant and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. In addition, Mr. Anderson is a director and/or Chief Financial Officer of four other public companies.

> Mr. Hao You (age 45) has been a Director of the Company since July 23, 2004. Mr. You is the Vice President of SIMCOM international Holdings, Inc. ("SIMCOM"). He has extensive knowledge of and is responsible for SIMCOM's marketing and sales efforts in the Asia Pacific region, which includes establishing and maintaining successful business relations with relevant trade organizations, government agencies, technical societies and various other organizations.

> Ms. Zou Bin (age 35) has been the Treasurer of the Company since December 31, 2004. Ms. Bin has also been the accounting manager of the Company's subsidiary, Sinovac Biotech Co., Ltd. from September 2003 to present. As the accounting manager, Ms. Bin oversees the accounting department of seven staff members, conducts in-depth cost analysis, develops master and operational budgets and prepares financial statements for reporting and tax purposes. From June 2001 to August 2003, Ms. Bin worked as an accountant for Huading Medical Company in Beijing, China. Ms. Bin obtained her B.A. (Education) from Beijing Normal University, Beijing, China in 1992.


Aggregate Ownership of Securities
---------------------------------

There are presently an aggregate of 19,604,654 shares of the Company's common stock owned by all of the directors, officers and senior management of the Company representing 52.18% of the total issued and outstanding shares of the Company's common stock.

Other Reporting Issuers
-----------------------

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Report:

Member                      Position with Other Reporting Issuer
------                      ------------------------------------

Weidong Yin                 N/A
Heping Wang                 N/A
Lily Wang                   N/A
Dr. Kim Kiat Ong            N/A
Simon Anderson              Director of Ikona Gear  International,  Inc. (OTCBB)
                            from November 2003 to present; CFO of Minco Mining &
                            Metals  Corporation  (TSX)  from  February  2005  to
                            present;  CFO of Doublestar  Resources Ltd.  (TSX-V)
                            from April 2005 to present; CFO of Buffalo Gold Ltd.
                            (NEX)  from  May  2004  to  present;   CFO  of  SHEP
                            Technologies  Inc.  (OTCBB)  from  February  2004 to
                            November  2004;  Director  from  August 1999 to June
                            2004 and CFO from  August  1999 to March 2004 of XML
                            Global Technologies, Inc.
Hao You                     N/A
Zou Bin                     N/A


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


Other Information
-----------------

There are no family relationships between any of the Directors or Officers of the Company except for Ms. Lily Wang and Mr. Heping Wang, who are brother and sister. The approximate percentage of business time that each Director and Officer will devote to the Company's business is as follows:

                Name                            Percentage of Time
                ----                            ------------------

             Weidong Yin                               100%
             Heping Wang                                30%
              Lily Wang                                 50%
            Kim Kiat Ong                                10%
           Simon Anderson                                5%
               Hao You                                   5%
               Zou Bin                                  30%


B.   Compensation
     ------------

The Company's Executive Compensation
------------------------------------

The Company's fiscal year end is the 31st day of December.

The Company has created four Executive Offices, namely that of President, Secretary, CEO and CFO. In this regard the Company's named Executive Officers (collectively, the "Named Executive Officers") are as follows:

Weidong Yin - Mr. Yin was  appointed  the  President,  CEO and  Secretary of the
-----------
Company on September 24, 2003 and served as a Director since the same date.

Lily Wang - Ms. Wang was appointed the CFO of the Company on September 24, 2003.
---------

Zou Bin - Ms. Zou Bin was appointed the Treasurer of the Company on December 31,
-------
2004.

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

The following table details the compensation paid to the Company's Named Executive Officers during the fiscal year ended December 31, 2004:

                           Summary Compensation Table
                           --------------------------

                                  Annual Compensation                 Long-Term Compensation
                                  -------------------                 ----------------------
                                                              All other      Securities
                                                              and annual       under       Restricted
                             Fiscal                          Compensation     Options/      Shares or
    Name and Principal       Year                              and LTIP         SARS       Restricted
       Position(1)            End      Salary       Bonus      Payouts        Granted      Share Units
       -----------            ---      ------       -----      -------        -------      -----------
                                         ($)         ($)         ($)            (#)            (#)

      Weidong Yin (2)        2004      $40,396      48,780       Nil          500,000          Nil
 President, CEO, Secretary   2003      $21,420       Nil         Nil          575,000          Nil
       and a Director

       Lily Wang (3)         2004      $72,000       Nil         Nil            Nil            Nil
     CFO and a Director      2003      $48,265       Nil         Nil          200,000          Nil

        Zou Bin (4)          2004      $36,000       Nil         Nil            Nil            Nil
         Treasurer

Notes:
(1) Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Company's Named Executive Officers.
(2) Mr. Weidong Yin was appointed as the President, CEO and Secretary on September 24, 2003.
(3)  Ms. Lily Wang was appointed as the CFO on September 24, 2003.
(4)  Ms. Zou Bin was appointed as Treasurer on December 31, 2004.

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

Options/SAR Grants during the most recently completed Financial Year
--------------------------------------------------------------------

As of December 31, 2004, the Company had granted the following options to purchase common stock of the Company as follows:

Name of Optionee      Position     Number      Exercise  Date            Expiration
----------------      --------     Of          Price     Granted         Date
                                   Optioned    -----     -------         ----
                                   Shares
                                   ------
Jianguo Wei           Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yi Bao                Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xuguang Han           Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Xudong Lu             Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Shuguang Huang        Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Zijing Zhang          Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Qian Zhang            Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Zhibin Gao            Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Chunyan Hu            Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Fanzhuo Kong          Employee     10,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Heqing Gao            Employee     10,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xiulan Zheng          Employee     10,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Chen Wei              Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Huiwen Wang           Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Zhengyou Lu           Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Yan Liu               Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Lili Song             Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Ran Wu                Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Yi Wu                 Employee     500         $1.31     Nov. 13, 2003   Nov. 13, 2008
Tingting Zhang        Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Yulong Qu             Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Linging Xu            Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Li Xu                 Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Hongmei Sun           Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Yanmei Yin            Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008








Lin Wang              Employee     5,000       $1.31     Nov. 13, 2003   Nov. 13, 2008
Weidong Yin           Director     300,000     $1.31     Nov. 13, 2003   Nov. 13, 2008
Lily Wang             Director     200,000     $1.31     Nov. 13, 2003   Nov. 13, 2008
Heping Wang           Director     200,000     $1.31     Nov. 13, 2003   Nov. 13, 2008
K.K. Ong              Director     200,000     $1.31     Nov. 13, 2003   Nov. 13, 2008
Aihua Pan             Employee     300,000     $1.31     Nov. 13, 2003   Nov. 13, 2008
Jiansan Zhang         Employee     90,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Nan Wang              Employee     80,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yingqun Wang          Employee     70,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xuejie Gong           Employee     80,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Changjun Fu           Employee     80,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jingling Qin          Employee     60,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jiangting Chen        Employee     60,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jingning Wang         Employee     60,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xiaomei Zhang         Employee     60,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Wei Zhao              Employee     60,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Zhenshan Zhang        Employee     60,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Liangxiang Hu         Employee     40,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jinfeng Huang         Employee     40,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Zhiguo Niu            Employee     40,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xuebin Li             Employee     40,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Ming Xia              Employee     40,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yuxuan Liu            Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yingjun Wei           Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Lan Wei               Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Qiang Gao             Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yanru Pei             Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Baoxiang Gong         Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yanwei Zhao           Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xu Wang               Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Ziqiang Zhang         Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Zhongshan Han         Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jian Li               Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jing Li               Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Yufen Liu             Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Jinshui Yin           Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Guoxing Liang         Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xiaojun Zhou          Employee     30,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Chuan Qing            Employee     20,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Xiaopin Dong          Employee     10,000      $1.31     Nov. 13, 2003   Nov. 13, 2008
Weidong Yin           Director     275,000     $1.31     Nov. 13, 2003   Nov. 13, 2008
Weidong Yin           Director     500,000     $4.55     Apr. 14, 2004   Apr. 14, 2009
Xianping Wang         Employee     400,000     $4.55     Apr. 14, 2004   Apr. 14, 2009








Heping Wang           Director     400,000     $4.55     Apr. 14, 2004   Apr. 14, 2009
Sinoglobe Worldwide   Consultant   100,000     $4.55     Apr. 14, 2004   Apr. 14, 2009
Michael Tan           Consultant   100,000     $4.55     Apr. 14, 2004   Apr. 14, 2009
Technique Capital     Consultant   100,000     $4.55     Apr. 14, 2004   Apr. 14, 2009
Viking Investment     Consultant   100,000     $4.55     Apr. 14, 2004   Apr. 14, 2009
Jiansan Zhang         Employee     13,500      $4.55     Apr. 14, 2004   Apr. 14, 2009
Nan Wang              Employee     12,000      $4.55     Apr. 14, 2004   Apr. 14, 2009
Yingqun Wang          Employee     12,000      $4.55     Apr. 14, 2004   Apr. 14, 2009
Xuejie Gong           Employee     12,000      $4.55     Apr. 14, 2004   Apr. 14, 2009
Changjun Fu           Employee     12,000      $4.55     Apr. 14, 2004   Apr. 14, 2009
Jingling Qin          Employee     9,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Jianting Chen         Employee     9,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Jingning Wang         Employee     9,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Xiaomei Zhang         Employee     9,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Wei Zhao              Employee     9,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Zhenshan Zhang        Employee     9,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Liangxiang Hu         Employee     6,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Jinfeng Huang         Employee     6,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Zhiguo Niu            Employee     6,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Xuebin Li             Employee     6,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Ming Xia              Employee     6,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Yuxuan Liu            Employee     4,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Yingjun Wei           Employee     4,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Lan Wei               Employee     4,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Qiang Gao             Employee     4,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Yanwei Zhao           Employee     4,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Jianguo Wei           Employee     3,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Yi Bao                Employee     3,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Shujuan Zhang         Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Changjiu Zhang        Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Hanbo Chen            Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Zheng Chen            Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Lin Gao               Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Xiangjun Li           Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Maolin Peng           Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Xiaobing Wang         Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Laichun Zhang         Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Li Sun                Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Yujing Zhu            Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Wei Hu                Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Guang Yang            Employee     10,000      $4.55     Apr. 14, 2004   Apr. 14, 2009
Hong Gao              Employee     10,000      $4.55     Apr. 14, 2004   Apr. 14, 2009
Ye Ning               Employee     10,000      $4.55     Apr. 14, 2004   Apr. 14, 2009








Xiaoping Dong         Employee     5,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Wei Xu                Employee     3,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Jing Li               Employee     4,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Xiaojuan Lian         Employee     4,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Luqiu Li              Employee     4,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Xuyang Feng           Employee     3,500       $4.55     Apr. 14, 2004   Apr. 14, 2009
Peng Wang             Employee     4,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Shaoqian Liu          Employee     4,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Jia Luo               Employee     4,000       $4.55     Apr. 14, 2004   Apr. 14, 2009
Guang Yang            Employee     4,500       $3.36     June 9, 2004    June 9, 2009

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


D.   Employees
     ---------

The Company has 169 full time employees as at December 31, 2004. The Company has incurred employee compensation expenses of $788,000 (salaries, wages and benefits) in the year ended December 31, 2004.

In addition to these employees, the Company also retains the services of certain consultants on an "as needed" basis.


E.   Share Ownership
     ---------------

Directors and Officers
----------------------

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

                                                             Number of
      Name                          Office                    Shares (1)
      ----                          ------                    ------

  Weidong Yin          President, CEO, Secretary and a       6,544,833
                                   Director

   Lily Wang                  CFO and a Director             9,549,821

  Heping Wang                      Director                  3,500,000

Dr. Kim Kiat Ong                   Director                      Nil

 Simon Anderson                    Director                      Nil

    Hao You                        Director                     10,000

    Zou Bin                       Treasurer                      Nil

Note:
(1)  These figures are as of April 30, 2005.

As a group, the directors and Executive Officers of the Company hold 19,604,654 shares of common stock, which is 52.18% of the total amount of issued and outstanding such shares (see the section entitled "Options" in this memorandum for detailed information regarding any and all Options held by the directors and Named Executive Officers.)


Public and Insider Ownership
----------------------------

The directors, officers and insiders of the Company hold an aggregate of 19,604,654 shares of common stock of the Company on a non-fully diluted basis, which is 52.18% of the then issued and outstanding such shares, as opposed to the public owning an aggregate of 17,968,557 such shares, or 47.82% of the issued and outstanding shares of the Company's capital stock, assuming that no warrants to acquire common shares of the Company are exercised.


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

A.   Major Shareholders
     ------------------

To the knowledge of management of the Company, as at April 30, 2005 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

                     Number of Common          Percentage of Common
  Member                  Shares                      Shares
  ------                  ------                      ------

 Lily Wang              9,549,821                     25.42%

Weidong Yin             6,544,833                     17.42%

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


B.   Related Party Transactions
     --------------------------

None of the current directors or officers of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either event, has or will materially affect the Company, except for Lily Wang and Heping Wang.

On September 24, 2003, Lily Wang and the Company entered into an agreement, whereby the Company purchased Ms. Wang's ownership interest in Sinovac Biotech Co., Ltd., a company organized pursuant to the laws of the People's Republic of China, for 10,000,000 shares of the Company's common stock issued to Ms. Wang at a deemed price of $0.60 per share constituting approximately 37% of the Company's outstanding common stock after such issuance.

On January 26, 2004, Heping Wang and the Company entered into an agreement, whereby the Company acquired Mr. Wang's ownership interest in Tangshan Yian Biological Engineering Co., Ltd., a company organized pursuant to the laws of the People's Republic of China, for 3,500,000 shares of the Company's common stock issued to Mr. Wang plus $2,200,000 in cash.

On October 12, 2004, Sinovac Biotech Ltd. (the "Company") and Lily Wang, a current director and officer of the Company, entered into a Pledge, Escrow and Promissory Note Agreement (the "Agreement"), whereby Ms. Wang owes Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), which is now a wholly-owned subsidiary of the Company, an unsecured sum of US$1,849,000 (the "Loan") and Ms. Wang has offered to grant the Company security on 3,000,000 common shares (the "Shares") in the capital of the Company owned by Ms. Wang as security for the Loan and to make payments in accordance with this Agreement. Ms. Wang has agreed to place into escrow and pledge the Shares and to grant a pledge of all her rights and interest in such Shares to secure with the Shares the Loan and recovery of any part thereof on default of payment and which Loan is to be repaid on or before November 15, 2006 in accordance with the terms of this Agreement. According to the Agreement, Ms. Wang promises to pay to the Company the Loan on the following terms:

     (a) the Loan shall be paid in installments of US$200,000 commencing with the first payment November 15, 2004 and the like amount each three months thereafter (each payment an "Installment") with any remaining sum due November 15, 2006;
     (b) subject to the approval of the Company, Ms. Wang may make payment of any Installment by assignment of an appropriate number of the Shares, or other acceptable assets or securities, with such fair market valuations s the Company may require and as are acceptable under relevant generally accepted accounting principles;

     (c) subject to payment of a 10% extension fee (10% of an Installment) Ms. Wang may defer an Installment for 90 days twice during the term of this Agreement; and
     (d) the Loan shall bear interest on the declining balance of the Loan at the rate of five percent (5%) per annum payable with each Installment for the preceding three months.

On October 12, 2004, the Company and Heping Wang, a current director of the Company entered into a Pledge, Escrow and Indemnity Agreement (the "Agreement"), whereby the Company, through its wholly-owned subsidiary, Tangshan Yian, owes China High Tech Investment Co., Ltd. the sum of 9,000,000 RMB (the "Loan"), plus accrued interest, which is due and owing on demand. The Company acquired the Loan plus accrued interest in the course of acquiring Tangshan Yian from Mr. Wang and for which Mr. Wang agreed to indemnify and pay the Company for all payments and costs (the "Indemnity") of the Loan, as and when incurred by the Company and within thirty (30) days of demand for any Indemnity, whether in whole or part, and Mr. Wang has agreed to provide security for such Indemnity. Mr. Wang has offered to grant to the Company security on 1,500,000 common shares (the "Shares") in the capital of the Company owned by Mr. Wang as security for the Indemnity and Loan (hereafter collectively also referred to as the "Loan") and to make payments in accordance with this Agreement. Mr. Wang has agreed to place into escrow and pledge the Shares and to grant a pledge of all his rights and interest in such Shares to secure with the Shares the Loan and recovery of any part thereof on default of payment and which Loan is to be repaid in accordance with the terms of this Agreement. According to the Agreement, Mr. Wang acknowledges his liability to indemnify the Company for the Loan and promises to pay to or for the Company such of the Loan as the Company may suffer to pay from time-to-time on the following terms:

     (a) the Company shall submit to Mr. Wang notice of all demands ("Demand") for payment of all or any part of the Loan and the Company shall pay, subject to lawful defenses, the Demand at and when the Demand requires; and
     (b) in the event that the Company shall pay any of the Loan the Company shall deliver on Mr. Wang notice of such payment (and evidence thereof) and Mr. Wang shall repay the Company within 30 days of such notice.

On October 14, 2004, the Company and Heping Wang entered into a letter agreement (the "Letter Agreement") whereby the Company and Heping Wang agreed that the Company will not be required to pay the $2,200,000 that it owes to Heping Wang, which was part of the consideration to be paid by the Company to Heping Wang for the purchase of 100% of the issued and outstanding shares of Tangshan Yian, and which is due and payable on January 30, 2005, until Heping Wang first pays the $2,600,000 that he owes to Tangshan Yian, which is now a wholly owned subsidiary of the Company.


C.   Interests of Experts and Counsel
     --------------------------------

This section is not applicable to the Company.

ITEM 8 - FINANCIAL INFORMATION
------------------------------


A.   Financial Statements and other Financial Information
     ----------------------------------------------------

The audited financial statements for the Company for the fiscal years ending December 31, 2004, and 2003 form a material part of this Annual Report. See Item "19" hereinbelow.


B.   Significant Changes
     -------------------

There have not been any significant changes in the Company since the date of the most recent audited financial statements other than those disclosed in this Annual Report.


ITEM 9 - THE OFFERING AND LISTING
---------------------------------


A.   Offer and Listing Details
     -------------------------

This Annual Report does not relate to any offering of the Company's shares.

The following table indicates the annual high and low market prices over the last two fiscal years since the Company's common stock was not listed until February 21, 2003 on the OTCBB and then on the American Stock Exchange under the symbol "SVA" on December 8, 2004:

           Year                       Annual High             Annual Low
           ----                       -----------             ----------
           2004                          $6.95                  $1.71
           2003 (1)                      $1.80                  $0.75

Notes:
(1)  The Company commenced trading on the OTCBB on February 21, 2003.

The following table indicates the high and low market prices for each full financial quarter since February 21, 2003:

       Quarter Ended                      High                   Low
       -------------                      ----                   ---
       Mar. 31, 2005                     $3.60                  $2.70
       Dec. 31, 2004                     $4.45                  $3.30
       Sept. 30, 2004                    $3.85                  $2.64
       June 30, 2004                     $6.01                  $2.93
       March 31, 2004                    $6.95                  $1.71
       Dec. 31, 2003                     $1.80                  $0.75
       Sept. 30, 2003                    $0.78                  $0.75
       June 30, 2003                   No trading             No trading


B.   Plan of Distribution
     --------------------

This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

C.   Markets
     -------

The Company's securities traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004. From December 8, 2004, the Company's securities have been trading on the American Stock Exchange under the symbol "SVA".


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


ITEM 10 - ADDITIONAL INFORMATION
--------------------------------


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

     6. Consulting Services and Finder's Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004.

     7. Pledge, Escrow and Promissory Note Agreement entered into between the Company and Lily Wang, dated October 12, 2004, a copy of which is attached hereto as Exhibit 10.7.

     8. Pledge, Escrow and Indemnity Agreement entered into between the Company and Heping Wang, dated October 12, 2004, a copy of which is attached hereto as Exhibit 10.8.

     9. Share Purchase Agreement entered into between the Company, China Bioway Biotech Group Co., Ltd., Beijing Keding Co., Ltd. and Shenzhen Bio-Port Co., Ltd., dated November 30, 2004, a copy of which is attached hereto as Exhibit 10.9.

     10. Financial Advisory Agreement entered into between the Company and Credit Suisse Advisory Partners AG, effective December 14, 2004, the details of which are discussed below.

     11. Cooperation Agreement on the Research and Development of Avian Flu Vaccine for Human Use entered into between the Company and the Center for Disease Control & Prevention of China, effective December 15, 2004, a copy of which is attached hereto as Exhibit 10.10.

     12. Corporate Services Agreement entered into between the Company and Segue Ventures LLC, dated for reference effective May 1, 2005, a copy of which is attached hereto as Exhibit 10.11.

Effective  December  14,  2004,  the  Company's  Board of  Directors  approved a
Financial Advisory Agreement, which was executed on November 9, 2004, between the Company and Credit Suisse Advisory Partners AG ("CSAP"), a subsidiary of Credit Suisse Group, under which CSAP was appointed to act as the Company's exclusive financial advisor in accordance with the terms of the agreement. The scope of work to be performed by CSAP for the Company under the Financial Advisory Agreement includes assisting the Company prepare for potential capital raising via private placements (including assisting the Company develop key positioning themes and investment highlights), assisting the Company identify and negotiate with potential financial and/or strategic investors and providing other financial advisory services to help the Company prepare for a potential future public offering and listing on a major stock exchange. The term of the mandate under the Financial Advisory Agreement is 12 months commencing the date of signing of the agreement, though exclusivity of the agreement may be terminated by the Company at an earlier time to the extent certain financing benchmarks are not reached. Remuneration to be paid to CSAP under the Financial Advisory Agreement includes a cash retainer fee and a contingent success fee (made up of cash and warrants) to be paid in relation to potential fund raising exercises carried out by the Company. Either party to the Financial Advisory Agreement can terminate such agreement at any time by giving a two-weeks notice in writing. However, the Company shall be obliged to compensate CSAP in full in accordance with the terms of the Remuneration and Expenses provisions set out in the Financial Advisory Agreement in the event that within twelve months of the agreement's termination the Company successfully concludes any fund raising exercise or mergers and acquisitions transaction with investors and/or strategic partners introduced by or through CSAP.


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


I.   Subsidiary Information
     ----------------------

The Company is a 71.56% majority owner of Sinovac Biotech Co., Ltd., a company organized under the laws of the People's Republic of China, and a 100% owner of Tangshan Yian Biotechnology Engineering Co., Ltd., a company organized under the laws of the People's Republic of China. Therefore, the Company has two subsidiaries - one which is wholly owned and one which is majority owned.


ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
-------------------------------------------------------------------

The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of long-term debt is based on the discounted value of contractual cash flows and as at December 31, 2004, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company's operations in China may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. Sinovac places its cash in high credit quality financial institutions.

Sinovac has not entered into derivative contracts either to hedge existing risks or for speculative purposes.


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
----------------------------------------------------------------


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


                                     PART II
                                     -------

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
---------------------------------------------------------

     Not applicable.


ITEM 14 - MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF
--------------------------------------------------------------------------------
PROCEEDS
--------

This Annual Report does not relate to any offering of the Company's securities. Therefore, this section is not applicable to the Company.


ITEM 15 - CONTROLS AND PROCEDURES
---------------------------------

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective. There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.


ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT
-------------------------------------------

The Company's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee, and that person is Simon Anderson.


ITEM 16B - CODE OF ETHICS
-------------------------

As of the date of this Annual Report, the Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. However, the Company intends to adopt such a code of ethics in the near future.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES
-------------------------------------------------

(1) Audit Fees
--------------

The aggregate fees billed for the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 20-Fs or services that are normally provided by the accountant in connection with statutory and regulatory engagements for those fiscal years was:

2004 - $77,800 - Moore Stephens Ellis Foster Ltd.
2003 - $68,850 - Moore Stephens Ellis Foster Ltd.

(2) Audit - Related Fees
------------------------

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported in the preceding paragraph:

2004 - $25,950 - Moore Stephens Ellis Foster Ltd.
2003 - $22,295 - Moore Stephens Ellis Foster Ltd.

(3) Tax Fees
------------

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2004 - Nil - Moore Stephens Ellis Foster Ltd.
2003 - Nil - Moore Stephens Ellis Foster Ltd.

(4) All Other Fees
------------------

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2004 - Nil - Moore Stephens Ellis Foster Ltd.
2003 - Nil - Moore Stephens Ellis Foster Ltd.


ITEM 17 - FINANCIAL STATEMENTS
------------------------------

The audited balance sheet of the Company as at December 31, 2004 and 2003, the statements of shareholders' equity, loss and cash flows for the three years ended December 31, 2004, 2003 and 2002 are attached hereto and form a material part of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS
------------------------------

     Not applicable.


ITEM 19 - EXHIBITS
------------------


A.   Financial Statements
     --------------------

This Annual Report contains the following financial statements and information respecting the Company:

1. Auditors' Report for the Company's financial statements for the period ended December 31, 2004 dated March 11, 2005.

2.   Balance Sheet for the Company dated December 31, 2004.

3. Consolidated Statement of Shareholders' Equity for the Company for the years ended December 31, 2004, 2003 and 2002.

4. Consolidated Statement of Operations for the Company for the years ended December 31, 2004, 2003 and 2002.

5. Consolidated Statement of Cash Flows for the Company for the years ended December 31, 2004, 2003, and 2002.

6.   Notes to the Financial Statements for the Company.


B.   Exhibits
     --------

This Annual Report contains the following Exhibits respecting the Company:

Additional Exhibits:

       10.1* Share Purchase Agreement entered into between Net Force Systems Inc. and Lily Wang, dated September 24, 2003.

       10.2*  Consulting   Agreement   entered  into  between  the  Company  and
              Sinoglobe Worldwide Limited, dated November 1, 2003.

       10.3* Consulting Agreement entered into between the Company and Michael Tan, dated November 1, 2003.

       10.4*  Consulting   Agreement   entered  into  between  the  Company  and
              Technique Capital Corp., dated November 1, 2003.

       10.5*  Share  Purchase   Agreement  entered  into  between  the  Company,
              Tangshan Yian Biological Engineering Co., Ltd. and Mr. Heping Wang, dated January 26, 2004.

       10.6* Consulting Services and Finder's Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004.

       10.7 Pledge, Escrow and Promissory Note Agreement entered into between the Company and Lily Wang, dated October 12, 2004.

       10.8 Pledge, Escrow and Indemnity Agreement entered into between the Company and Heping Wang, dated October 12, 2004.

       10.9 Share Purchase Agreement entered into between the Company, China Bioway Biotech Group Co., Ltd., Beijing Keding Co., Ltd. and Shenzhen Bio-Port Co., Ltd., dated November 30, 2004.

       10.10 Cooperation Agreement on the Research and Development of Avian Flu Vaccine for Human Use entered into between the Company and the Center for Disease Control & Prevention of China, effective December 15, 2004.

       10.11 Corporate Services Agreement entered into between the Company and Segue Ventures LLC, dated for reference effective May 1, 2005.

       31.1 Certification of Disclosure in Sinovac Biotech Ltd.'s Annual Report by Weidong Yin.

       31.2 Certification of Disclosure in Sinovac Biotech Ltd.'s Annual Report by Lily Wang.

       32.1 Certification of Weidong Yin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

       32.2 Certification of Lily Wang pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
-------------
Note:
* Previously filed as an exhibit to the Form 20-F filed on June 30, 2004, and incorporated herein by reference.

                              SINOVAC BIOTECH LTD.
                              --------------------
                              (formerly Net-Force Systems Inc.)

                              Consolidated Financial Statements
                              (Expressed in U.S. Dollars)

                              December 31, 2004 and 2003




                              Index
                              -----

                              Report of Independent Registered Public
                                 Accounting Firm
                              Consolidated Balance Sheets
                              Consolidated Statements of Stockholders' Equity Consolidated Statements of Operations Consolidated Statements of Cash Flows
                              Notes to Consolidated Financial Statements

M O O R E   S T E P H E N S
E L L I S   F O S T E R   L T D .
---------------------------------
  CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------



To the Board of Directors and Stockholders of

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)


We have audited the consolidated balance sheets of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc.) ("the Company") as at December 31, 2004 and 2003, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.




Vancouver, Canada                            "MOORE STEPHENS ELLIS FOSTER LTD."
March 11, 2005                                       Chartered Accountants





--------------------------------------------------------------------------------

MSEFA partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
     -  members in principal cities throughout the world

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Balance Sheets
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
=================================================================================================
                                                                           2004              2003
-------------------------------------------------------------------------------------------------

ASSETS

Current assets
  Cash and cash equivalents                                      $   2,605,051     $   1,420,047
  Restricted cash                                                      391,481                 -
  Accounts receivable - net (note 3)                                 3,353,287         1,470,761
  Inventories (note 4)                                                 487,243         1,047,920
  Prepaid expenses and deposits (note 10d)                             438,614            13,723
  Due from related parties (note 10a)                                1,194,878                 -
-------------------------------------------------------------------------------------------------

Total current assets                                                 8,470,554         3,952,451

Property, plant and equipment (note 5)                              10,042,063         7,459,883

Due from related parties (note 10a)                                  1,816,998           947,267

Deferred tax asset                                                     693,300                 -

Licenses and permits (note 7)                                        2,343,927         2,538,115
-------------------------------------------------------------------------------------------------

Total assets                                                     $  23,366,842     $  14,897,716
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Loans payable (note 8)                                         $   2,605,314     $     752,415
  Accounts payable and accrued liabilities                           2,519,102         1,483,690
  Due to related parties                                                29,190         1,170,474
  Dividends payable                                                    470,301                 -
  Deferred research grants                                           1,032,036                 -
-------------------------------------------------------------------------------------------------

Total current liabilities                                            6,655,943         3,406,579

Long-term debts (note 8)                                               202,436           603,865
-------------------------------------------------------------------------------------------------

Total liabilities                                                    6,858,379         4,010,444
-------------------------------------------------------------------------------------------------

Minority interest                                                    3,575,004         4,737,656
-------------------------------------------------------------------------------------------------

Commitments (notes 10d and 16a)

STOCKHOLDERS' EQUITY

Preferred stock                                                              -                 -
  Authorized 50,000,000 shares at par value of $0.001 each
  Issued and outstanding: nil

Common stock                                                            35,815            27,091
  Authorized: 100,000,000 shares at par value of $0.001 each
  Issued and outstanding:  35,815,015 (2003 - 27,091,033)

Subscriptions received                                                 206,950         1,031,959
Additional paid in capital                                          18,151,878         5,798,220
Accumulated other comprehensive income                                  (1,613)              206
Dedicated reserves                                                     199,606                 -
Accumulated deficit                                                 (5,659,177)         (707,860)
-------------------------------------------------------------------------------------------------

Total stockholders' equity                                          12,933,459         6,149,616
-------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                       $  23,366,842     $  14,897,716
=================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
=================================================================================================================================

                                                                                              Compre-
                                                      Common stock           Additional       hensive                 Accumulated
                                               --------------------------       paid in        income     Dedicated      earnings
                                                  Shares        Amount          capital        (loss)      reserves     (deficit)
---------------------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (note 1)                                   -   $         -   $ 8,007,871   $         -   $         -   $   (77,408)

Constribution of drug licenses for shares at
  transferor's cost                                      -             -       458,634             -             -             -

Subscriptions receivable received                        -             -             -             -             -             -

Component of Comprehensive income (loss)
- Net (loss) for the period                              -             -             -      (592,208)            -      (592,208)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $  (592,208)
                                                                                           ===========

Balance, December 31, 2002                               -             -     8,466,505             -             -      (669,616)

Debt exchange for shares (note 10c)                      -             -     2,608,696             -             -             -

Recapitalization adjustment (note 1)            10,000,000        10,000    (5,436,848)            -             -       423,295

Recapitalization to effect the acquisition
  of Net-Force (note 1)                         17,091,033        17,091       (16,991)            -             -             -
---------------------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment       27,091,033        27,091     5,621,362             -             -      (246,321)

Imputed interest on advances from related
  parties                                                -             -        57,277             -             -             -

Stock-based compensation                                 -             -       119,581             -             -             -

Subscriptions received                                   -             -             -             -             -             -

Component of Comprehensive income (loss)
- Foreign currency translation                           -             -             -           206             -             -

- Net (loss) for the year                                -             -             -      (461,539)            -      (461,539)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $  (461,333)
                                                                                         ============

Balance, December 31, 2003                      27,091,033   $    27,091   $ 5,798,220                 $         -   $  (707,860)
=======================================================================================               ===========================

The accompanying notes are an integral part of these financial statements.








.....continued

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
========================================================================================
                                                Accumulated
                                                      other    Subscript-
                                                    compre-          ions          Total
                                                    hensive  (receivable)  stockholders'
                                                     income  and received         equity
----------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (note 1)                         $         -   $(1,020,139)  $  6,910,324

Constribution of drug licenses for shares at
  transferor's cost                                      -             -        458,634

Subscriptions receivable received                        -     1,020,139      1,020,139

Component of Comprehensive income (loss)
- Net (loss) for the period                              -             -       (592,208)
----------------------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2002                               -             -      7,796,889

Debt exchange for shares (note 10c)                      -             -      2,608,696

Recapitalization adjustment (note 1)                     -             -     (5,003,553)

Recapitalization to effect the acquisition
  of Net-Force (note 1)                                  -             -            100
----------------------------------------------------------------------------------------

Balance after recapitalization adjustment                -             -      5,402,132

Imputed interest on advances from related
  parties                                                -             -         57,277

Stock-based compensation                                 -             -        119,581

Subscriptions received                                   -     1,031,959      1,031,959

Component of Comprehensive income (loss)
- Foreign currency translation                         206             -            206

- Net (loss) for the year                                -             -       (461,539)
----------------------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2003                     $       206   $ 1,031,959   $  6,149,616
========================================================================================

The accompanying notes are an integral part of these financial statements.









SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
=================================================================================================================================

                                                                                              Compre-
                                                      Common stock           Additional       hensive                 Accumulated
                                               --------------------------       paid in        income     Dedicated      earnings
                                                  Shares        Amount          capital        (loss)      reserves     (deficit)
---------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003                      27,091,033   $    27,091   $ 5,798,220   $             $         -   $  (707,860)

Imputed interest on advances from related
parties                                                  -             -         1,329             -             -             -

Stock-based compensation                                 -             -     4,428,032             -             -             -

Common stock issued in connection with
acquisition of Tangshan Yian                     3,500,000         3,500     1,569,543             -             -             -

Private placement                                4,179,200         4,179     4,745,821             -             -             -

Exercise of stock options                           40,500            41        53,014             -             -             -

Exercise of warrants                               991,782           991     1,515,432             -             -             -

Stock issued for services                           12,500            13        40,487             -             -             -

Subscriptions received                                   -             -             -             -             -             -

Component of comprehensive income (loss)
- Foreign currency translation                           -             -             -        (1,819)                          -

- Net (loss) for the year                                -             -             -    (4,751,711)                 (4,751,711)

Transfer to dedicated reserves (note 13)                 -             -             -             -       199,606      (199,606)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $(4,753,530)
                                                                                         ============

Balance, December 31, 2004                      35,815,015   $    35,815   $18,151,878                 $   199,606   $(5,659,177)
========================================================================================               ==========================

The accompanying notes are an integral part of these financial statements.








....continued

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
========================================================================================
                                                Accumulated
                                                      other    Subscript-
                                                    compre-          ions          Total
                                                    hensive  (receivable)  stockholders'
                                                     income  and received         equity
----------------------------------------------------------------------------------------

Balance, December 31, 2003                     $       206   $ 1,031,959   $  6,149,616

Imputed interest on advances from related
parties                                                  -             -          1,329

Stock-based compensation                                 -             -      4,428,032

Common stock issued in connection with
acquisition of Tangshan Yian                             -             -      1,573,043

Private placement                                        -    (1,031,959)     3,718,041

Exercise of stock options                                -             -         53,055

Exercise of warrants                                     -             -      1,516,423

Stock issued for services                                -             -         40,500

Subscriptions received                                   -       206,950        206,950

Component of comprehensive income (loss)
- Foreign currency translation                      (1,819)            -         (1,819)

- Net (loss) for the year                                -             -     (4,751,711)

Transfer to dedicated reserves (note 13)                 -             -              -
----------------------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2004                     $    (1,613)  $   206,950   $ 12,933,459
========================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)
=============================================================================================================
                                                                 2004                2003                2002
-------------------------------------------------------------------------------------------------------------

Sales                                                $     6,454,043     $     2,838,933     $       649,319

Cost of sales                                              1,937,983           1,085,881             251,711
-------------------------------------------------------------------------------------------------------------

Gross profit                                               4,516,060           1,753,052             397,608
-------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses               4,414,564           1,629,118             792,078

Stock-based compensation                                   4,428,032             119,581                   -

Research and development expenses, net
  of government grants $719,220 (2003 - $664,251
  and 2002 - nil)                                            285,826             232,785              24,535

Interest and financing expenses                              369,491             268,758              81,009

Depreciation of property, plant and equipment
  and amortization of licenses and permits                   333,881             271,115             143,337
-------------------------------------------------------------------------------------------------------------

Total operating expenses                                   9,831,794           2,521,357           1,040,959
-------------------------------------------------------------------------------------------------------------

Operating loss                                            (5,315,734)           (768,305)           (643,351)

Interest and other income                                    321,460              40,869              51,143
-------------------------------------------------------------------------------------------------------------

Loss before income taxes and
  minority interest                                       (4,994,274)           (727,436)           (592,208)

Income taxes (note 9)                                        600,467                   -                   -
-------------------------------------------------------------------------------------------------------------

Loss before minority interest                             (4,393,807)           (727,436)           (592,208)

Minority interest share of (earnings) loss                  (357,904)            265,897                   -
-------------------------------------------------------------------------------------------------------------

Net (loss) for the year                              $    (4,751,711)    $      (461,539)    $      (592,208)
=============================================================================================================

(Loss) per share - basic and diluted                 $         (0.15)    $         (0.03)    $         (0.07)
==============================================================================================================

Weighted average number of shares of
  common stock outstanding
   - Basic and diluted                                    32,742,837          13,842,225           8,104,767
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)
=======================================================================================================================
                                                                           2004                2003                2002
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
  Net (loss) for the year                                      $    (4,751,711)    $      (461,539)    $      (592,208)
  Adjustments to reconcile net (loss) to net cash
    used by operating activities:
  - deferred income taxes                                             (693,300)                  -                   -
  - stock-based compensation                                         4,428,032             119,581
  - common stock issued for services                                    40,500                   -                   -
  - provision for doubtful debts                                       373,519             148,551                   -
  - interest accrued on promissory notes, related parties             (164,770)                  -                   -
  - imputed interest on advances received from
     related parties                                                     1,329              57,277                   -
  - written-off equipment                                                4,775                   -                   -
  - depreciation of property, plant and equipment
     and amortization of licenses and permits                          784,324             683,795             337,099
  - amortization of deferred charge                                    114,861                   -                   -
  - minority interest                                                  357,904            (265,897)                  -
  Change in other assets and liabilities, net of effect of
    acquisition of Tangshan Yian
  - accounts receivable                                             (2,214,266)         (1,150,133)           (461,600)
  - inventories                                                        629,591             307,129          (1,229,140)
  - prepaid expenses and deposits                                     (425,194)             (7,001)             (1,185)
  - accounts payable and accrued liabilities                           384,169            (460,906)            894,093
-----------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                               (1,130,237)         (1,029,143)         (1,052,941)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
  Loans proceeds                                                     3,268,029           1,207,730           1,409,819
  Loans repayment                                                   (3,098,806)         (1,261,269)           (966,183)
  Proceeds from issuance of common stock                             5,287,519                   -           1,020,139
  Proceeds from shares subscribed                                      206,950           1,031,959                   -
  Government grant received, net of qualified research
     and development expenditures                                    1,280,893                   -                   -
  Advances from (to) related parties                                  (399,235)          1,917,373             (11,116)
-----------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                            6,545,350           2,895,793           1,452,659
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Restricted cash                                                     (391,481)                  -             128,790
  Cash acquired in connection with acquisition of
    Tangshan Yian                                                       42,216                   -                   -
  Deposits on purchase of interest in Sinovac China from
    minority interest                                               (2,227,167)                  -                   -
  Acquisition of property, plant and equipment                      (1,650,248)           (348,190)         (2,188,025)
  Acquisition of drug licenses and related costs                             -            (410,769)            (18,116)
-----------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                               (4,226,680)           (758,959)         (2,077,351)
-----------------------------------------------------------------------------------------------------------------------

Change on cash held in foreign currency                                 (3,429)               (238)                  -
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                     1,185,004           1,107,453          (1,677,633)

Cash and cash equivalents,
 beginning of year                                                   1,420,047             312,594           1,990,227
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
 end of year                                                   $     2,605,051     $     1,420,047     $       312,594
=======================================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid for interest, net of interest capitalized          $       131,379     $       180,180     $         1,490
=======================================================================================================================

  Cash paid for income taxes                                   $         8,896     $             -     $             -
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


1.   Nature of Business and Basis of Presentation
     --------------------------------------------

     These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., ("parent company"), its 51% owned subsidiary Sinovac Biotech Co., Ltd. ("Sinovac China") and its 100% owned subsidiary Tangshan Yian Bioengineering Co., Ltd. ("Tangshan Yian") and Sinovac Biotech (Canada) Ltd. ("Sinovac Canada"). Collectively, they are referred to herein as "the Company".

     The Company, through its subsidiaries, Sinovac China and Tangshan Yian, primarily operates in China and it is in the business of research and development, production and sales of pharmaceutical products. Sinovac China was incorporated under the laws of China on April 28, 2001. In January 2004, the Company acquired a 100% interest in Tangshan Yian (see note 6). Tangshan Yian was incorporated under the laws of China on February 9, 1993.

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

     The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd., under the Canadian Business Corporations Act, on May 12, 2004. Sinovac Canada had no operations in 2004.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies
     -------------------------------

     (a)  Basis of Presentation

          These consolidated financial statements include the accounts of the parent company, its 51% owned subsidiary, Sinovac China and its 100% owned subsidiaries, Tangshan Yian and Sinovac Canada. All significant inter-company transactions have been eliminated.

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

     (d)  Restricted Cash

          Restricted cash is cash held as collateral for letters of credit issued and is classified based on the expected expiration of such facilities.

     (e)  Inventories

          Inventories are stated at the lower of cost or replacement cost with respect to raw materials and lower of cost and net realizable value with respect to finished goods. Cost generally determined on a first-in, first-out basis and includes direct material, direct labour and overheads. Net realizable value represents the anticipated selling price less estimated costs of completion and distribution.

     (f)  Property, Plant and Equipment

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

            Land-use rights                                  49 years
            Machinery and equipment                          8 - 10 years
            Motor vehicles                                   5 years
            Office equipment and furniture                   5 years
            Plant and building                               30 years

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)
     -------------------------------

     (g)  Licenses and Permits

          Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives of 10 years. Carrying values of such assets are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There were no impairment adjustments to the carrying value of the licenses and permits for the years ended 2004, 2003 and 2002.

     (h)  Impairment of Long-Lived Assets

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There have been no impairment losses recognized to date.

     (i)  Income Taxes

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)
     -------------------------------

     (j)  Revenue Recognition

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

          Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are part of selling, general and administrative expenses in the consolidated statements operations. EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs allows for the presentation of shipping and handling expenses in line items other than cost of sales. In 2004, $39,633 (2003 - $16,347 and 2002 - $7,573) related to shipping and handling costs was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

     (k)  Advertising Expenses

          Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $71,399 (2003 - $14,875 and 2002 - $77,790) for the year ended December 31, 2004.

     (l)  Research and Development

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)
     -------------------------------

     (m)  Foreign Currency Transactions

          The parent company and its subsidiaries maintain their accounting records in their functional currencies, i.e. U.S. dollars and Renminbi Yuan ("RMB") respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

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

          The assets and liabilities of the foreign subsidiaries, Sinovac China and Tangshan Yian, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (n)  Stock-based Compensation

          The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". The Company has a stock option plan that is described more fully in note 11.

     (o)  Comprehensive Income

          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company discloses this information on its Statement of Stockholders' Equity. The Company's comprehensive income consists of net earnings
          (loss) and foreign currency translation adjustments.

     (p)  Earnings (Loss) Per Share

          Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128, "Earnings per Share". 1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (note
          6). Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in future.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)
     -------------------------------

     (q)  Financial Instruments and Concentration of Credit Risks

          The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities, and due from and to related parties approximate their fair value. The fair value of long-term debt is based on the discounted value of contractual cash flows and at December 31, 2004, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

          The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. One customer accounted for 21% (2003 - 16%) of total sales for year ended December 31, 2004. Two customers accounted for 41% of total sales for the year ended December 31, 2002. Concentration of credit risks with respect to trade receivables is limited since the Company has a large number of customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risk.

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

          The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The adoption of this pronouncement does not have an impact on its consolidated financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)
     -------------------------------

     (s)  New Accounting Pronouncements

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs--an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 does not have an impact on the Company's consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement does not have an impact on the Company's consolidated financial statements.

          In December 2004, FASB issued Statement No. 153, "Exchange of Nonmonetary Assets". This statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for periods beginning after June 15, 2005. The adoption of this new accounting pronouncement does have an impact on the Company's consolidated financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


3.   Accounts Receivable
     -------------------

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------

     Trade receivables                          $   3,839,249     $   1,609,209
     Allowance for doubtful accounts                 (521,804)         (148,551)
     ---------------------------------------------------------------------------

                                                    3,317,445         1,460,658

     Other receivables                                 35,842            10,103
     ---------------------------------------------------------------------------

     Total                                      $   3,353,287     $   1,470,761
     ===========================================================================

4.   Inventories
     -----------

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------

     Raw materials                              $     149,493     $     237,974
     Finished goods                                   230,847           692,673
     Work in progress                                 106,903           117,273
     ---------------------------------------------------------------------------

     Total                                      $     487,243     $   1,047,920
     ===========================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


5.   Property, Plant and Equipment
     -----------------------------

                                                                       2004
                                                --------------------------------------------------
                                                          Cost       Accumulated          Net book
                                                                    Amortization             Value
     ---------------------------------------------------------------------------------------------

     Construction in progress                   $   1,196,094     $           -     $   1,196,094
     Plant and building                             5,797,311           439,011         5,358,300
     Land-use rights                                  592,087            57,022           535,065
     Machinery and equipment                        3,572,657           908,110         2,664,547
     Motor vehicles                                   242,406            90,367           152,039
     Office equipment and furniture                   243,905           107,887           136,018
     ---------------------------------------------------------------------------------------------

     Total                                      $  11,644,460     $   1,602,397     $  10,042,063
     =============================================================================================


                                                                       2003
                                                --------------------------------------------------
                                                          Cost       Accumulated          Net book
                                                                    Amortization             Value
     ---------------------------------------------------------------------------------------------

     Land-use rights                            $     365,510     $      19,892     $     345,618
     Plant and building                             4,191,009           189,342         4,001,667
     Machinery and equipment                        3,134,007           412,862         2,721,145
     Motor vehicles                                   166,219            48,834           117,385
     Office equipment and furniture                   174,847            51,326           123,521
     Leasehold improvements                           167,274            16,727           150,547
     ---------------------------------------------------------------------------------------------
     Total
                                                $   8,198,866     $     738,983     $   7,459,883
     =============================================================================================

     As at December 31, 2004, the three apartments used as dormitories included in plant and building with a net book value of $337,440 are pledged as collateral for a $202,436 outstanding mortgage and a $603,865 short-term bank loan (note 8). Depreciation expense for the year ended December 31, 2004 was $589,998 (2003 - $489,452 and 2002 - $240,005).

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


6.   Acquisition of Tangshan Yian
     ----------------------------

     On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a director (the "Vendor") of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note. The $2,200,000 promissory note is non-interest bearing and payable on or before January 26, 2005 (note 10e). In connection with the acquisition, the Vendor agreed to assume and pay off $1 million of debt owed by Tangshan Yian on or before January 31, 2006. 1,500,000 of 3,500,000 shares are placed in escrow and contingently cancellable if the debt is not paid within the given time frame. Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of earnings (loss) per share. The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million. The share price used to determine the purchase price for accounting purposes was based on the average closing market prices of the Company's common stock for the seven trading days, which includes the three trading days before and after the acquisition announcement on October 20, 2003.

     The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

               Cash and cash equivalents                $       42,216
               Tangible assets                               6,445,222
               Liabilities                                  (2,877,395)
               --------------------------------------------------------

               Net assets acquired                      $    3,610,043
               ========================================================

     Tangshan Yian is in the business of research and development, production and sales of certain pharmaceutical products in China. The operating results of Tangshan Yian from January 26, 2004 to December 31, 2004 are included in the consolidated statements of operations. Tangshan Yian did not have material operations in 2003, accordingly, pro forma supplemental information on the results of operations of 2003 as though the acquisition had been completed at the beginning of 2003 is not presented.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


7.   Licenses and Permits
     --------------------

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------

     Inactive hepatitis A                       $   1,941,879     $   1,941,879
     Recombinant hepatitis A&B                        506,460           506,460
     Influenza virus HA vaccine                       381,058           381,058
     ---------------------------------------------------------------------------

                                                    2,829,397         2,829,397
     Less: accumulated amortization                  (485,470)         (291,282)
     ---------------------------------------------------------------------------

     Total                                      $   2,343,927     $   2,538,115
     ===========================================================================

     (a) In March 2003, Sinovac China acquired the influenza virus HA vaccine drug license from Tangshan Yian at the vendor's cost. In January 2004, Sinovac China completed the acquisition of 100% of the shares of Tangshan Yian (note 6) and has continued to carry the license at the original cost to Tangshan Yian. Sinovac China received the final drug registration approval from China FDA in February 2005. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to begin in the middle of 2005.

     (b) In April 2002, Sinovac China acquired the recombinant hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in Sinovac China and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of Sinovac China. As at December 31, 2004, $10,481 (December 31, 2003 - $10,487) remained unpaid and was recorded in due to related parties (see note 10b). Sinovac China received a final drug registration approval from China FDA in January 2005. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to be in early 2005. The drug license was recorded at the vendor's cost.

     (c) Amortization expense for the licenses and permits was $194,326 (2003 - $194,343 and 2002 - $97,094) for the year ended December 31, 2004.

          The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

                    2005                           $264,000
                    2006                           $283,000
                    2007                           $283,000
                    2008                           $283,000
                    2009                           $283,000

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


8.   Loans Payable
     -------------

     ---------------------------------------------------------------------------------------------
                                                                            2004              2003
     ---------------------------------------------------------------------------------------------

     Bank loan: RMB 5,000,000, bearing interest at 5.84% per
     annum and due on June 26, 2004. The loan was secured by
     certain machinery and equipment                              $           -     $     603,865

     Bank loan: RMB 5,000,000, bearing interest at 5.58% per
     annum, interest is payable quarterly and the principal
     is repayable on October 28, 2005. The loan is secured
     by three apartments included in property, plant and
     equipment                                                          603,865                 -

     Bank loan: RMB 5,000,000, bearing interest at 5.49% per
     annum, interest is payable quarterly and the principal
     is repayable on December 19, 2005                                  603,865                 -

     Loan from China High Tech Investment Co., Ltd.:
     RMB9,000,000, bearing at 5% per annum, RMB5.4 million
     (including principal and interest) of RMB9 million loan
     is due on September 30, 2005, the remaining balance
     plus interest is due on December 31, 2005                        1,250,000                 -

     Employees loan: RMB 1,222,000 (2003 - RMB 1,230,000)
     bearing interest at 15% per annum and due on demand                147,584           148,550
     ---------------------------------------------------------------------------------------------

     Total loans payable - current                                $   2,605,314     $     752,415
     =============================================================================================

     Bank loan: RMB 5,000,000, bearing interest at 5.49% per
     annum, interest is payable quarterly and due on
     December 19, 2005                                            $           -     $     603,865

     Mortgage payable: RMB 1,676,167, bearing interest at
     5.04% per annum with the monthly blended payment of
     $2,284 and due on May 25, 2014. The mortgage is secured
     by three apartments included in property, plant and
     equipment                                                          202,436                 -
     ---------------------------------------------------------------------------------------------

     Total loans payable - long-term                              $     202,436     $     603,865
     =============================================================================================

     The weighted average interest rate was 6.75% and 8.52% for the years ended December 31, 2004 and 2003, respectively.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


9.   Income Taxes
     ------------

     Sinovac China and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year. The tax holiday has no impact on Tangshan Yian's operating results as Tangshan Yian was in a tax loss position. Sinovac China is granted a "New Technology Enterprise" certificate by Chinese government, under which Sinova China is entitled to a tax holiday. It was exempt from income taxes for three years until 2003, is subject to a 7.5% corporation income tax rate until 2006 and 15% thereafter until it no longer qualifies as a "New Technology Enterprise". The parent company is not subject to income taxes.

     If the tax holiday of Sinovac China described above had not existed, the income tax expenses (net of minority interest) would have been increased by approximately $108,220 (RMB895,400) for the year ended December 31, 2004. Basic and diluted loss per common share would have been approximately $0.15 for the year ended December 31, 2004. The tax holiday had no impact on operating results before taxes generated in 2003 and 2002 as Sinovac China was in a tax loss position.

     Income taxes are attributed to the operations in China and consist of:

     ---------------------------------------------------------------------------
                                       2004              2003              2002
     ---------------------------------------------------------------------------

     Current                 $      92,833     $           -     $           -
     Deferred                     (693,300)                -                 -
     ---------------------------------------------------------------------------

     Total income taxes      $    (600,467)    $           -     $           -
     ===========================================================================

     The reconciliation of Chinese income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

                                                          2004              2003              2002
     ---------------------------------------------------------------------------------------------
                                                             %                 %                 %
     China statutory income tax rate                   (33.00)           (33.00)           (33.00)
     Loss of the Company not subject to tax             33.65             21.00                 -
     Deferred income taxe recognized                   (13.88)                -                 -
     Benefit of loss carry forward                       0.67                 -                 -
     Effect of tax holiday                              (2.17)                -                 -
     Non-deductible expenses                             2.63                 -                 -
     Loss to be carried forward                          0.18             12.00             33.00
     Others                                             (0.10)                -                 -
     ---------------------------------------------------------------------------------------------

     Effective income tax rate                         (12.02)                -                 -
     =============================================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


9.   Income Taxes (continued)
     ------------

     The tax effects of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follow:

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------

     Tax losses carried forward                 $     422,000     $     139,000
     Excess of tax cost over the net book
     value of the certain long-lived assets           693,300           711,000
     Less: valuation allowance                       (422,000)         (850,000)
     ---------------------------------------------------------------------------

     Total deferred tax asset                   $     693,300     $           -
     ===========================================================================

     The potential tax benefits arising from the losses incurred by Tangshan Yian have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


10.  Related Party Transactions
     --------------------------

     Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

     (a)  Due from related  parties consist of the following (also see notes 6 &
          7):

     ---------------------------------------------------------------------------------------------
                                                                            2004              2003
     ---------------------------------------------------------------------------------------------

          o    Advances to Tangshan Yian, a company related
               by a common director, bearing interest at 5%
               per annum (secured by the floating charge on
               the property, plant and equipment of Tangshan
               Yian), also see note 6                             $           -     $     786,300

          o    Due from Shenzhen Bio-Port Co., Ltd.
               ("Shenzhen Co."), a non-controlling
               shareholder of Sinovac China, bearing
               interest at the prevailing lending rates in
               China, which ranged from 5% - 6% in 2004. The
               amount was received subsequent to the year
               end                                                      421,327            32,178

          o    Due from Beijing Xinfu, a corporation
               controlled by a director Sinovac China,
               bearing interest at 5% per annum                                -          128,789

          o    Due from Beijing Weiming, a non-controlling
               shareholder of Sinovac China, bearing
               interest at the prevailing lending rates in
               China, which ranged from 5% - 6% in 2004. The
               amount was received subsequent to the year
               end                                                      773,551                 -

          o    Due from a director (see (e) below)                      145,950                 -

          o    Promissory note from a director, including
               accrued interest of $22,048 (see below)                1,671,048                 -
     ---------------------------------------------------------------------------------------------

     Total                                                        $   3,011,876     $     947,267
     =============================================================================================

     The promissory note from a director of the Company with the principal amount of $1,849,0000 was due on September 24, 2004. On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement ("Escrow Agreement") with this director to extend the repayment date. Pursuant to the Escrow Agreement, the promissory note shall be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006. The note bears interest at 5% per annum. The Company received $200,000 in 2004 and $200,000 in February 2005 in accordance with the payment schedule. This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the Escrow Agreement.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


10.  Related Party Transactions (continued)
     --------------------------

     (b) Amounts due to related parties are unsecured and consist of the following:

          ------------------------------------------------------------------------------------
                                                                        2004              2003
          ------------------------------------------------------------------------------------

          o    Due to Beijing Weiming, a non-controlling
               shareholder of Sinovac China                   $           -     $   1,135,045

          o    Due to Beijing Keding, a non-controlling
               shareholder of Sinovac China (note 7b)                10,481            10,487

          o    Due to Beijing Xinfu, a corporation
               controlled by a director of Sinovac China              5,611                 -

          o    Due to a director                                     13,098            24,942
          ------------------------------------------------------------------------------------

          Total                                               $      29,190     $   1,170,474
          ====================================================================================

     (c) The Company entered into the following transactions with related parties:

          ------------------------------------------------------------------------------------------------------------
                                                                            2004              2003                2002
          ------------------------------------------------------------------------------------------------------------

          Purchased raw materials from Tangshan Yian              $           -     $           -     $       403,698

          Interest income earned on the advances to related
          parties                                                 $     285,850     $      38,764     $        44,063

          Rent paid to Beijing Weiming, a non-controlling
          shareholder of Sinovac China (see (d) below)            $      42,261     $           -     $         4,019

          Interest expenses incurred on the advances from
          related parties (including interest imputed at the
          rate of 5% per annum on the interest- free
          advances received):                                     $     186,845     $     155,334     $        30,059
          ------------------------------------------------------------------------------------------------------------

     (d) In 2004, the Company entered into two operating lease agreements with Beijing Weiming, a non-controlling shareholder of Sinovac China, with respect to Sinovac China's production plant and laboratory in Beijing, China for an annual lease of totalling of $169,000 (RMB1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits as at December 31, 2004, is $375,276 (RMB3,107,289) representing the lease deposit made to this related party.

     (e) In 2004, a promissory note owed by a director of the Company to Tangshan Yian approximately $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him. As of December 31, 2004, $145,950 representing the interest owing on the $2.6 million promissory note remained unpaid and was included in due from related parties.

     (f) In 2004, the Company paid $72,000 and $36,000 to a director of the Company and an individual related to a director of Sinovac China, respectively, relating to management consulting services.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


11.  Stock Option Plan
     -----------------

     The board of directors has approved a stock option plan (the "Plan") effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company's common stock. Options granted under the plan have a maximum life of 10 years and the plan expires on November 1, 2023. A maximum of 5,000,000 common stocks have been reserved under the plan. Each stock option entitles its holder to purchase one common share of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

     In November 2003, 3,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $1.31 per share, being the market price at the time of the grant. These options vest from April 1, 2004 to July 1, 2006 and expire on November 12, 2008.

     In April 2004, 2,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $4.55 per share, being the market price at the time of the grant. These options vest from April 14, 2004 to July 14, 2006 and expire on April 13, 2009.

     In June 2004, 4,500 stock options were granted to an employee to replace the 4,500 stock options forfeited in 2004. These options have an exercise price of $3.36 per share, being the market price at the time of the grant, and expire on June 8, 2009. The options vest from June 9, 2004 to September 9, 2006.

     A summary of the Company's stock options activities is presented below:

     ---------------------------------------------------------------------------
                                                                        Weighted
                                                     Number of           Average
                                                 Common Shares    Exercise Price
     ---------------------------------------------------------------------------

     Options outstanding at December 31, 2002                -                -
     Granted                                         3,000,000    $        1.31
     ---------------------------------------------------------------------------

     Options outstanding as at December 31, 2003     3,000,000             1.31

     Granted                                         2,004,500             4.55

     Forfeited                                          (4,500)           (1.31)

     Cancelled                                            (500)           (1.31)

     Exercised                                         (40,500)           (1.31)
     ---------------------------------------------------------------------------
     Options outstanding as at December 31, 2004     4,959,000    $        2.62
     ===========================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


12.  Stock Option Plan (continued)
     -----------------------------


                                  Options Outstanding                   Options Exercisable
--------------------------------------------------------------------------------------------------
                                    Weighted
                                    Average          Weighted                          Weighted
    Range of                       Remaining         Average                            Average
    Exercise         Number       Contractual        Exercise          Number          Exercise
     Prices       Outstanding         Life            Price          Exercisable         Price
--------------------------------------------------------------------------------------------------

$1.01 - $2.00       2,954,500         3.88            $ 1.31           1,566,750        $ 1.31
$3.01 - $4.00           4,500         4.44            $ 3.36               1,350        $ 3.36
$4.01 - $5.00       2,000,000         4.29            $ 4.55           1,177,500        $ 4.55
                  --------------------------------------------------------------------------------

                    4,959,000         4.04            $ 2.62           2,745,600        $ 2.70
                  ================================================================================


     The Company charged $4,428,032 and $119,581 stock-based compensation in relating to selling, general and administrative expenses to operations in 2004 and 2003, respectively, by applying the fair value method in accordance with SFAS No.123.

     The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

     ---------------------------------------------------------------------------

                                                          2004              2003
     ---------------------------------------------------------------------------

     Expected volatility                                 74.0%             74.0%

     Risk-free interest rate                             3.44%             3.42%

     Expected life (years)                                 5.0               4.0

     Dividend yield                                        Nil               Nil

     Weighted average fair value of options
     granted                                             $2.85             $0.74
     ---------------------------------------------------------------------------

     As at  December  31,  2004,  there was $3.4  million of total  unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of 11 months.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


12.  Common Stock
     ------------

     (a)  Share Capital

          In 2004, the Company completed a private placement by issuing 3,800,000 units at a price of $1.25 per unit for gross proceeds of $4,750,000, of which $1,031,959 was received by December 31, 2003.
          Each unit consists of one share of common stock of the Company and one share purchase warrant. The terms of the warrants are described below. The Company also issued 379,200 units as a finder's fee.

     (b)  Share Purchase Warrants

          As at December 31, 2004, there are warrants outstanding to purchase up to 7,366,618 shares of common stock of the Company. In particular there are 3,187,418 share purchase warrants outstanding; each warrant entitles the holder to purchase one share of common stock of the Company at $1.65 per share until January 15, 2005 with an exercise price increasing by $0.05 every month thereafter until April 15, 2005, and a "piggyback" right to purchase one additional share of common stock at $3.00 per share until November 14, 2005 only if the holder exercises the share purchase warrant. In 2004, 991,782 share purchase warrants were exercised and as at December 31, 2004, there are 991,782 piggyback warrants exercisable at $3.00 per share until November 14, 2005. There were no share purchase warrants outstanding at December 31, 2003. (Also see note 16c)

     (c)  Stock Issued for Services

          In 2004, the Company issued 12,500 common stock to a consulting firm for financial consulting services rendered at a value of $40,500.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


13.  Distribution of Profit
     ----------------------

     Pursuant to Chinese company law applicable to foreign investment companies, the Company's subsidiaries, Sinovac China and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve. The dedicated reserves are to be appropriated from net income after taxes, determined under the relevant Chinese accounting regulations at a rate determined by the board of directors of the respective subsidiaries, and recorded as a component of shareholders' equity. The dedicated reserves are not distributable other than upon liquidation.

     For the year ended December 31, 2004, Sinovac China appropriated 10% of its after-tax profit, determined under the relevant Chinese accounting regulations, to each of the general reserve and the enterprise expansion reserve. As Sinovac China recorded a loss for the year ended December 31, 2003 and 2002, no appropriation to the dedicated reserves was made.

     Pursuant to the same Chinese company law, the Company's subsidiaries are required to transfer, at the discretion of its board of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund. For the year ended December 31, 2004, the board of directors of Sinovac China approved $49,901 (RMB 413,183) for contribution to such fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. As Sinovac China recorded a net loss for the years end December 31, 2003 and 2002, no appropriation to the staff welfare and bonus fund was made. The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

     Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2004, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

     Dividends declared by the Company's subsidiaries are based on the distributable profits as reported in their statutory financial statements. As of December 31, 2004, dividends payable of $470,301 represent a minority interest in the share of dividends declared by Sinovac China.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


14.  Segmented Information
     ---------------------

     The Company operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the revenues are generated in China. The Company's assets by geographical location are as follows:

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------
     Assets

     North America                              $     780,000     $     342,268
     China                                         22,586,842        14,555,448
     ---------------------------------------------------------------------------
     Total                                      $  23,366,842     $  14,897,716
     ===========================================================================


15.  Non Cash Transactions
     ---------------------

     (a) In January 2004, the Company issued 3,500,000 common shares and $2,200,000 promissory note for the acquisition of Tangshan Yian (note
          6). The $2.2 million promissory note was settled in 2004 by offsetting the amount owed by this related party.

     (b) In 2004, the Company issued 12,500 common stock to a consulting firm for financial consulting services provided to the Company (note 12c).

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


16.  Subsequent Events
     -----------------

     (a) On November 30, 2004, the Company entered into share purchase agreements with non-controlling shareholders to acquire aggregated additional 20.56% interest in Sinovac China for cash consideration of $3.31 million increasing the Company's interest in Sinovac China to 71.56%. As of December 31, 2004, the Company made prepayments of $2.2 million to the minority interest of Sinovac China. The transaction was completed in February 2005 and the Company is in process of valuation of certain intangible assets, thus the allocation of the purchase price has not been finalized as at the report date.

     (b) Subsequent to the year end, the Company completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000, of which $206,950 was received by December 31, 2004. Each unit consists of one share of common stock of the Company and one share purchase warrant. The Company issued 39,333 warrants and 1,970 warrants as finders' fees for the two private placements, respectively. The Company also paid finders' fees in cash totaling $168,200. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

          o for the first private placement warrants, at a price of $4.00 thereafter until the two year anniversary date after the issuance. The warrants are subject to call provisions in favor of the Company, which may reduce the expiry date

          o for the second private placement warrants, at a price of $4.00 thereafter until October 15, 2006. The warrants are subject to call provisions in favor of the Company, which may reduce the expiry date.

          Warrants issued as the finders' fee have the same terms as described above.

     (c) Subsequent to the year end, 1,166,529 share purchase warrants were exercised with total gross proceeds of $1,916,266. 1,166,529 piggyback warrants were granted to the holders upon the exercise of the original share purchase warrants.

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


                 ON BEHALF OF THE COMPANY, SINOVAC BIOTECH LTD.
                 ----------------------------------------------

                                      Per:



                                 /s/ Weidong Yin
                        ---------------------------------
                                   Weidong Yin
                          President, CEO and a Director


                               Date: May 25, 2005
                               ------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit #                    Description of Exhibit                     Page No.
---------                    ----------------------                     --------
   10.7       Pledge, Escrow and Promissory Note Agreement                 95
              entered into between the Company and Lily Wang, dated October 12, 2004.

   10.8       Pledge, Escrow and Indemnity Agreement entered into         110
              between the Company and Heping Wang, dated October
              12, 2004.

   10.9       Share Purchase Agreement entered into between the           125
              Company, China Bioway Biotech Group Co., Ltd.,
              Beijing Keding Co., Ltd. and Shenzhen Bio-Port Co.,
              Ltd., dated November 30, 2004.

  10.10       Cooperation Agreement on the Research and                   149
              Development of Avian Flu Vaccine for Human Use entered into between the Company and the Center for Disease Control & Prevention of China, effective
              December 15, 2004.

  10.11       Corporate Services Agreement entered into between           154
              the Company and Segue Ventures LLC, dated for reference effective May 1, 2005.

  31.1        Certification of Disclosure in Sinovac Biotech              165
              Ltd.'s Annual Report by Weidong Yin.

  31.2        Certification of Disclosure in Sinovac Biotech              168
              Ltd.'s Annual Report by Lily Wang.

  32.1        Certification of Weidong Yin pursuant to Section            171
              906 of the Sarbanes-Oxley Act of 2002.

  32.2        Certification of Lily Wang pursuant to Section 906          173
              of the Sarbanes-Oxley Act of 2002.