Form 20-F/A
period 2004-12-31
SINOVAC BIOTECH LTD
filed 2005-09-01
CIK 1084201

----------


                       Securities and Exchange Commission
                       ----------------------------------



                                  FORM 20-F/A-1
                                  -------------



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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................30
         A.     The Company.................................................30

         F.     Tabular Disclosure of Contractual Obligations...............37

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................38
         A.     Directors and Senior Management.............................38
                     Aggregate Ownership of Securities......................40
                     Other Reporting Issuers................................41
                     Individual Bankruptcies................................41
                     Conflicts of Interest..................................41
                     Other Information......................................42

Item                                                                    Page No.
----                                                                    --------

         B.     Compensation................................................42
                     The Company's Executive Compensation...................42
                     Compensation of the Company's Directors................47
         C.     Board Practices.............................................48
         D.     Employees...................................................48
         E.     Share Ownership.............................................48
                     Directors and Officers.................................48
                     Public and Insider Ownership...........................49

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................49
         A.     Major Shareholders..........................................49
         B.     Related Party Transactions..................................50
         C.     Interests of Experts and Counsel............................51

ITEM 8 - FINANCIAL INFORMATION..............................................52
         A.     Financial Statements and other Financial Information........52
         B.     Significant Changes.........................................52

ITEM 9 - THE OFFERING AND LISTING...........................................52
         A.     Offer and Listing Details...................................52
         B.     Plan of Distribution........................................52
         C.     Markets.....................................................53
         D.     Selling Shareholders........................................53
         E.     Dilution 51
         F.     Expenses of the Issue.......................................53

ITEM 10 - ADDITIONAL INFORMATION............................................53
         A.     Share Capital...............................................53
         B.     Memorandum and Articles of Association......................53
         C.     Material Contracts..........................................57
         D.     Exchange Controls...........................................59
         E.     Taxation....................................................59
         F.     Dividends and Paying Agents.................................60
         G.     Statement by Experts........................................60
         H.     Documents on Display........................................61
         I.     Subsidiary Information......................................61

Item                                                                    Page No.
----                                                                    --------

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK..............................................................61

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES...............................................................62
         A.     Debt Securities.............................................62
         B.     Warrants and Rights.........................................62
         C.     Other Securities............................................62
         D.     American Depositary Shares..................................62

PART II.....................................................................62

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................62

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
   HOLDERS AND USE OF PROCEEDS..............................................62

ITEM 15 - CONTROLS AND PROCEDURES...........................................62

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT.................................63

ITEM 16B - CODE OF ETHICS  60

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................63

ITEM 17 - FINANCIAL STATEMENTS..............................................64

ITEM 18 - FINANCIAL STATEMENTS..............................................64

ITEM 19 - EXHIBITS..........................................................64
         (A) Financial Statements...........................................64
         (B) Exhibits.......................................................65

SIGNATURE...................................................................96

EXHIBIT INDEX...............................................................97



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


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------


A.   The Company
     -----------


The Company has made certain accounting estimates that have a material bearing on the financial statements. The principal such estimates are:

Stock-based compensation
------------------------

Stock-based compensation is a very significant expense for the Company, but is based on estimates that have a subjective element. The Company employs the Black-Scholes option pricing model which in turn is based on (among other things) assumptions regarding rates of return and stock volatility. To estimate the risk-free rate of return, the Company uses the US Treasury bill rate for instruments with a similar term to the life of the option being granted. Since the Company has a relatively short trading history, it has looked at the volatility of the stock of other publicly traded companies and used these as a guide.

Amortization of Intangible Assets
---------------------------------

The Company has amortized the value of intangible assets, being licenses and permits, over an estimated 10-year useful life. The estimated life of intangible assets is inevitably subjective, however at least once per year, the Company reevaluates the market opportunities for its products and determines whether the remaining useful life estimate is still reasonable.

Allocation of Intangible Assets
-------------------------------

When the Company acquired its interest in Sinovac China, it had to allocate the excess of its purchase price over net tangible assets to various classes of intangible assets. The Company based its estimates on the projected cash flows to be earned from each product.



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

          Gross Profit
          ------------


The Company's gross profit reflects the contribution from sales after direct costs, such as production labor and production facilities costs. Gross profit margin was 70.0% and 61.8% for the years ended December 31, 2004 and December 31, 2003, respectively. These gross profit amounts are exclusive of depreciation of land use rights and amortization of licenses and permits of $201,785 for 2004 and $201,802 for 2003. The increase in gross profit margin was due to economies of scale; increased production of Healive(TM) decreased the average cost per unit.


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

F.   Tabular Disclosure of Contractual Obligations
     ---------------------------------------------

	                                     Payments due by period ($US)
Contractual Obligations                      ----------------------------
                                        Less than    1 - 3   3 - 5  more than 5
                              Total       1 year     years   years     years



Short Term Debt
Obligations:
------------
- Bank Loan for 5,000,000    $637,560    $637,560
RMB at 5.58% per annum
repayable on Oct. 28, 2005
- Bank Loan for 5,000,000    $637,017    $637,017
RMB at 5.49% per annum
repayable on Dec. 19, 2005
- Loan from China High     $1,304,348  $1,304,384
Tech Investment Co., Ltd.
for 9,000,000 RMB at 5%
per annum (5.4 million
RMB of the principal and
interest due on Sept. 30,
2005 and remaining balance
plus interest due on Dec.
31, 2005
- Employees loan of
1,222,000 RMB at 15% per
annum due on demand          $119,565              $119,565
Long Term Debt
Obligations:
------------
- Mortgage of 1,676,167
RMB at 5.04% per annum
having a monthly payment
of $2,284 and due on May
25, 2014.                    $266,689     $28,321   $56,642   $56,642   $125,084
- Rent of Hepatits A
manufacturing workshop
with quarterly payment of
RMB 236,520 and due on
Aug. 12, 2024              $2,256,652    $114,261  $228,522  $228,522 $1,685,348
- Rent of R&D center from
China Bioway with
quarterly payment of RMB
113,150 and due on Aug.
12, 2024                   $1,079,571    $54,662   $109,324  $109,324   $806,262
- Purchase of Equipment
for Influenza production
line                         $592,029   $503,382    $88,647
                           ----------   --------   --------
Total:                     $6,893,431 $3,279,550   $602,700  $394,487 $2,616,694

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
---------------------------------------------------


A.   Directors and Senior Management
     -------------------------------

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

     Name, Municipality                                                               Number of Shares of
      of Residence and             Principal Occupation           Director/               the Company
     Positions, if  any,               or Employment            Officer of the        Beneficially Owned,
        held with the              during the Past Five            Company               Controlled or
           Company                         Years                    Since                 Directed(1)
           -------                         -----                    -----                 -----------


         Weidong Yin                   Businessman              President, CEO,            6,544,830
       Beijing, P.R.C.                                         Secretary and a
  President, CEO, Secretary                                     Director since
and a Director of the Company                                   September 2003


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


Aggregate Ownership of Securities
---------------------------------


There are presently an aggregate of 19,604,651 shares of the Company's common stock owned by all of the directors, officers and senior management of the Company representing 52.18% of the total issued and outstanding shares of the Company's common stock.

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


E.   Share Ownership
     ---------------

Directors and Officers
----------------------

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

                                                             Number of
      Name                          Office                    Shares (1)
      ----                          ------                    ------


  Weidong Yin          President, CEO, Secretary and a       6,544,830

                                   Director

   Lily Wang                  CFO and a Director             9,549,821

  Heping Wang                      Director                  3,500,000

Dr. Kim Kiat Ong                   Director                      Nil

 Simon Anderson                    Director                      Nil

    Hao You                        Director                     10,000

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


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

A.   Major Shareholders
     ------------------

To the knowledge of management of the Company, as at April 30, 2005 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

                     Number of Common          Percentage of Common
  Member                  Shares                      Shares
  ------                  ------                      ------

 Lily Wang              9,549,821                     25.42%


Weidong Yin             6,544,830                     17.42%


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

While the Company's financial statements are denominated in United States dollars, most of its operations are located in China, where transactions are denominated in the Chinese currency RMB. During the year ended December 31, 2004, the exchange rate between the United States dollar and the RMB was essentially fixed at US$1.00 = 8.28 RMB.

Subsequent to December 31, 2004, the fixed exchange rate with the United States dollar was abandoned in favour of a link to a basked of world currencies. The following table shows the relative holdings of monetary assets and liabilities allocated between United States dollars and RMB, for those monetary assets which are held in a combination of United States dollars and RMB. The table also shows the relative effect on these balances of a 5% change in the exchange rate.

                                     Denominated in                   Effect of
                                     --------------        Total         a 5%
                                                           Value      Change in
                                      US$       RMB       in US$       Exchange
                                                                         Rate
                                    ------     -----      -------     ---------
Cash and cash equivalents          775,167  15,151,436   2,605,051       3.5%
Due from related parties - net   1,671,048  10,860,363	 2,982,686       2.2%
Accounts payable and accrued
liabilities                        192,573  19,263,656   2,519,102       4.6%

All other monetary assets and liabilities are substantially or entirely denominated in RMB. For these assets and liabilities, a 5% change in the exchange rate would result in a 5% change in the United States dollar equivalent.

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

       10.6* Consulting Services and Finder's Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004.


       10.7+ Pledge, Escrow and Promissory Note Agreement entered into between the Company and Lily Wang, dated October 12, 2004.

       10.8+ Pledge, Escrow and Indemnity Agreement entered into between the Company and Heping Wang, dated October 12, 2004.

       10.9+ Share Purchase Agreement entered into between the Company, China Bioway Biotech Group Co., Ltd., Beijing Keding Co., Ltd. and Shenzhen Bio-Port Co., Ltd., dated November 30, 2004.

       10.10+ Cooperation Agreement on the Research and Development of Avian Flu
              Vaccine for Human Use entered into between the Company and the Center for Disease Control & Prevention of China, effective December 15, 2004.

       10.11+ Corporate Services Agreement entered into between the Company and Segue Ventures LLC, dated for reference effective May 1, 2005.


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

+ Previously filed as an exhibit to the Form 20-F filed on May 27, 2005, and incorporated herein by reference.

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)
=============================================================================================================
                                                                 2004                2003                2002
-------------------------------------------------------------------------------------------------------------

Sales                                                $     6,454,043     $     2,838,933     $       649,319


Cost of sales - exclusive of depreciation of land
use rights and amortization of licenses and permits
of $201,785 (2003 - $201,802; 2002 - $104,554)             1,937,983           1,085,881             251,711

-------------------------------------------------------------------------------------------------------------

Gross profit                                               4,516,060           1,753,052             397,608
-------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses               4,414,564           1,629,118             792,078

Stock-based compensation                                   4,428,032             119,581                   -

Research and development expenses, net
  of government grants $719,220 (2003 - $664,251
  and 2002 - nil)                                            285,826             232,785              24,535

Interest and financing expenses                              369,491             268,758              81,009

Depreciation of property, plant and equipment
  and amortization of licenses and permits                   333,881             271,115             143,337
-------------------------------------------------------------------------------------------------------------

Total operating expenses                                   9,831,794           2,521,357           1,040,959
-------------------------------------------------------------------------------------------------------------

Operating loss                                            (5,315,734)           (768,305)           (643,351)

Interest and other income                                    321,460              40,869              51,143
-------------------------------------------------------------------------------------------------------------

Loss before income taxes and
  minority interest                                       (4,994,274)           (727,436)           (592,208)

Income taxes (note 9)                                        600,467                   -                   -
-------------------------------------------------------------------------------------------------------------

Loss before minority interest                             (4,393,807)           (727,436)           (592,208)

Minority interest share of (earnings) loss                  (357,904)            265,897                   -
-------------------------------------------------------------------------------------------------------------

Net (loss) for the year                              $    (4,751,711)    $      (461,539)    $      (592,208)
=============================================================================================================

(Loss) per share - basic and diluted                 $         (0.15)    $         (0.03)    $         (0.07)
==============================================================================================================

Weighted average number of shares of
  common stock outstanding
   - Basic and diluted                                    32,742,837          13,842,225           8,104,767
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


                 ON BEHALF OF THE COMPANY, SINOVAC BIOTECH LTD.
                 ----------------------------------------------

                                      Per:



                                 /s/ Weidong Yin
                        ---------------------------------
                                   Weidong Yin
                          President, CEO and a Director



                             Date: August 31, 2005
                             ---------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit #                    Description of Exhibit                     Page No.
---------                    ----------------------                     --------


  31.1        Certification of Disclosure in Sinovac Biotech                98
              Ltd.'s Annual Report by Weidong Yin.

  31.2        Certification of Disclosure in Sinovac Biotech               101
              Ltd.'s Annual Report by Lily Wang.

  32.1        Certification of Weidong Yin pursuant to Section             104
              906 of the Sarbanes-Oxley Act of 2002.

  32.2        Certification of Lily Wang pursuant to Section 906           106
              of the Sarbanes-Oxley Act of 2002.