Form 20-F/A
period 2004-12-31
SINOVAC BIOTECH LTD
filed 2005-09-21
CIK 1084201

----------


                       Securities and Exchange Commission
                       ----------------------------------



                                  FORM 20-F/A-2
                                  -------------



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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................30
         A.     The Company.................................................30

         F.     Tabular Disclosure of Contractual Obligations...............39

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................40
         A.     Directors and Senior Management.............................40
                     Aggregate Ownership of Securities......................42
                     Other Reporting Issuers................................43
                     Individual Bankruptcies................................43
                     Conflicts of Interest..................................43
                     Other Information......................................44

Item                                                                    Page No.
----                                                                    --------

         B.     Compensation................................................44
                     The Company's Executive Compensation...................44
                     Compensation of the Company's Directors................49
         C.     Board Practices.............................................50
         D.     Employees...................................................50
         E.     Share Ownership.............................................50
                     Directors and Officers.................................50
                     Public and Insider Ownership...........................51

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................51
         A.     Major Shareholders..........................................51
         B.     Related Party Transactions..................................52
         C.     Interests of Experts and Counsel............................53

ITEM 8 - FINANCIAL INFORMATION..............................................54
         A.     Financial Statements and other Financial Information........54
         B.     Significant Changes.........................................54

ITEM 9 - THE OFFERING AND LISTING...........................................54
         A.     Offer and Listing Details...................................54
         B.     Plan of Distribution........................................54
         C.     Markets.....................................................55
         D.     Selling Shareholders........................................55
         E.     Dilution....................................................55
         F.     Expenses of the Issue.......................................55

ITEM 10 - ADDITIONAL INFORMATION............................................55
         A.     Share Capital...............................................55
         B.     Memorandum and Articles of Association......................55
         C.     Material Contracts..........................................59
         D.     Exchange Controls...........................................61
         E.     Taxation....................................................61
         F.     Dividends and Paying Agents.................................62
         G.     Statement by Experts........................................62
         H.     Documents on Display........................................63
         I.     Subsidiary Information......................................63

Item                                                                    Page No.
----                                                                    --------

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK..............................................................63

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES...............................................................64
         A.     Debt Securities.............................................64
         B.     Warrants and Rights.........................................64
         C.     Other Securities............................................64
         D.     American Depositary Shares..................................64

PART II.....................................................................64

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................64

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
   HOLDERS AND USE OF PROCEEDS..............................................64

ITEM 15 - CONTROLS AND PROCEDURES...........................................64

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT.................................65

ITEM 16B - CODE OF ETHICS...................................................65

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................65

ITEM 17 - FINANCIAL STATEMENTS..............................................66

ITEM 18 - FINANCIAL STATEMENTS..............................................66

ITEM 19 - EXHIBITS..........................................................66
         (A) Financial Statements...........................................66
         (B) Exhibits.......................................................67

SIGNATURE...................................................................98

EXHIBIT INDEX...............................................................99



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

The Company  has  estimated the  expected volatility of  its stock at 74%.   The
following table shows the effect of a change in the expected volatility of 10%:

	                           Hypothetical   As Reported    Hypothetical
                                   10% Decrease                  10% Increase
                                   in Expected                  in Volatility
                                   Volatility

Expected volatility	                 66.6%          74.0%           81.4%
Stock-based compensation expense  $  4,091,418   $  4,428,032    $  4,705,447
Loss for the year                 $ (4,461,945)  $ (4,751,711)   $ (4,990,517)
Loss per share                    $       (0.14) $      (0.15)   $      (0.15)

Given the nature of the estimated volatility of a stock, it is not practical to provide a meaningful assessment of historical accuracy of the estimated volatility used. It is very likely that the expected volatility will change in future periods and the changes could be material.


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


The following table shows the effect of a change in the estimated useful life of licenses and permits of 10%:

                       Hypothetical     As Reported      Hypothetical
                       10% Decrease                      10% Increase
                      in Useful Life                    in Useful Life

Useful life                 9 years         10 years        11 years
Amortization expense    $   215,918     $    194,326    $    176,660
Loss for the year       $(4,762,291)    $ (4,751,711)   $ (4,743,055)
Loss per share          $     (0.15)    $      (0.15)   $      (0.14)

Given the nature of estimating the useful life of long-term assets, it is not yet possible to provide a meaningful assessment of historical accuracy of the useful life estimates employed. It is very likely that the useful life of the licenses and permits will be different from the estimate employed, and the changes could be material. Changes in the estimated life of the licenses and permits will not have a bearing on the total amount charged to operations over the life of the assets, but could change the results of operations and financial position in any given period.


Allocation of Intangible Assets
-------------------------------

When the Company acquired its interest in Sinovac China, it had to allocate the excess of its purchase price over net tangible assets to various classes of intangible assets. The Company based its estimates on the projected cash flows to be earned from each product.


Given the nature of estimating the relative value of long-term assets, it is not possible to provide a meaningful assessment of historical accuracy of the valuation allocation estimates employed. It is very likely that the actual values of the licenses and permits will be different from the estimates employed and the changes could be material. Changes in the relative value of each of the licenses and permits will not have a bearing on the total amount charged to operations over the life of the assets, but could change the results of operations and financial position in any given period.

The following table summarizes the amortization expense for each component of licenses and permits, allowing the reader to draw inferences regarding the sensitivity of earnings to different allocation models.

Asset	                              Purchase Price	Amortization Expense
                                        Allocation        in the Year Ended
                                                          December 31, 2004

Inactive hepatitis A                    $  1,941,879           $  194,326
Recombinant hepatitis A&B                    506,460                    -
Influenza virus HA vaccine                   381,058                    -
                                        -------------          -----------
                                        $  2,829,397           $  194,326
                                        -------------          -----------


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

          Gross Profit
          ------------


The Company's gross profit reflects the contribution from sales after direct costs, such as production labor and production facilities costs. Gross profit margin was 70.0% and 61.8% for the years ended December 31, 2004 and December 31, 2003, respectively. These gross profit amounts are exclusive of depreciation and amortization amounts of $201,785 for 2004 and $201,802 for 2003. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 66.8% and 54.6% for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in gross profit margin was due to economies of scale; increased production of Healive(TM) decreased the average cost per unit.


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


Cost of sales was $1,085,881 in 2003, and gross margin was 61.75%, compared to the $251,711, 61.23% in 2002 respectively. These cost of sales amounts are exclusive of depreciation and amortization amounts of $201,802 for 2003 and $104,554 for 2002. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 54.6% and 45.1% for the years ended December 31, 2003 and December 31, 2002, respectively.

Expenditures on sales and general administration were $1,629,118 compared to $792,078 in 2002. Expenditures were $354,173 for salaries and benefits compared to $218,613 in 2002, $357,503 on marketing compared to $181,935 in 2002.,
$399,317 on office expenses compared to $226,961 in 2002, $211,819 on travel compared to $138,147 in 2002, $40,765 on rentals compared to $24,005 in 2002 and $265,538 on professional and consulting fees compared to nil in 2002.


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


Subsequent to December 31, 2004, the fixed exchange rate with the United States dollar was abandoned in favour of a link to a basked of world currencies. The following table shows the relative holdings of monetary assets and liabilities allocated between United States dollars and RMB, for those monetary assets which are held in a combination of United States dollars and RMB. The table also shows the relative effect on these balances of a 10% change in the exchange rate.

                                     Denominated in                   Effect of
                                     --------------        Total        a 10%
                                                           Value      Change in
                                      US$       RMB       in US$       Exchange
                                                                         Rate
                                    ------     -----      -------     ---------
Cash and cash equivalents          775,167  15,151,436   2,605,051       7.0%
Due from related parties - net   1,671,048  10,860,363	 2,982,686       4.4%
Accounts payable and accrued
liabilities                        192,573  19,263,656   2,519,102       9.2%

All other monetary assets and liabilities are substantially or entirely denominated in RMB. For these assets and liabilities, a 10% change in the exchange rate would result in a 10% change in the United States dollar equivalent. We believe that the selected rate change of 10% is reasonably possible in the near term.


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

                                                                                              Compre-
                                                      Common stock           Additional       hensive                 Accumulated
                                               --------------------------       paid in        income     Dedicated      earnings
                                                  Shares        Amount          capital        (loss)      reserves     (deficit)
---------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 2001                       7,502,000   $     7,502   $ 8,000,369   $         -   $         -   $   (77,408)

Contribution of drug licenses for shares at
  transferor's cost                                898,000           898       457,736             -             -             -

Subscriptions receivable received                        -             -             -             -             -             -

Component of comprehensive income (loss)
- Net (loss) for the period                              -             -             -      (592,208)            -      (592,208)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $  (592,208)
                                                                                           ===========

Balance, December 31, 2002                       8,400,000         8,400     8,458,105             -             -      (669,616)

Debt exchange for shares (note 10c)              1,600,000         1,600     2,607,096             -             -             -

Recapitalization adjustment (note 1)                     -             -    (5,426,848)            -             -       423,295


Recapitalization to effect the acquisition
  of Net-Force (note 1)                         17,091,033        17,091       (16,991)            -             -             -
---------------------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment       27,091,033        27,091     5,621,362             -             -      (246,321)

Imputed interest on advances from related
  parties                                                -             -        57,277             -             -             -

Stock-based compensation                                 -             -       119,581             -             -             -

Subscriptions received                                   -             -             -             -             -             -


Component of comprehensive income (loss)

- Foreign currency translation                           -             -             -           206             -             -

- Net (loss) for the year                                -             -             -      (461,539)            -      (461,539)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $  (461,333)
                                                                                         ============

Balance, December 31, 2003                      27,091,033   $    27,091   $ 5,798,220                 $         -   $  (707,860)
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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)
=============================================================================================================
                                                                 2004                2003                2002
-------------------------------------------------------------------------------------------------------------

Sales                                                $     6,454,043     $     2,838,933     $       649,319

Cost of sales - exclusive of depreciation of land
use rights and amortization of licenses and permits
of $201,785 (2003 - $201,802; 2002 - $104,554)             1,937,983           1,085,881             251,711
-------------------------------------------------------------------------------------------------------------

Gross profit                                               4,516,060           1,753,052             397,608
-------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses               4,414,564           1,629,118             792,078

Stock-based compensation                                   4,428,032             119,581                   -

Research and development expenses, net
  of government grants $719,220 (2003 - $664,251
  and 2002 - nil)                                            285,826             232,785              24,535

Depreciation of property, plant and equipment
  and amortization of licenses and permits                   333,881             271,115             143,337
-------------------------------------------------------------------------------------------------------------


Total operating expenses                                   9,462,303           2,252,599             959,950

-------------------------------------------------------------------------------------------------------------

Operating loss                                            (4,946,243)           (499,547)           (562,342)

Interest and financing expenses                              369,491             268,758             (81,009)


Interest and other income                                    321,460              40,869              51,143
-------------------------------------------------------------------------------------------------------------

Loss before income taxes and
  minority interest                                       (4,994,274)           (727,436)           (592,208)

Income taxes (note 9)                                        600,467                   -                   -
-------------------------------------------------------------------------------------------------------------

Loss before minority interest                             (4,393,807)           (727,436)           (592,208)

Minority interest share of (earnings) loss                  (357,904)            265,897                   -
-------------------------------------------------------------------------------------------------------------

Net (loss) for the year                              $    (4,751,711)    $      (461,539)    $      (592,208)
=============================================================================================================

(Loss) per share - basic and diluted                 $         (0.15)    $         (0.03)    $         (0.07)
==============================================================================================================

Weighted average number of shares of
  common stock outstanding
   - Basic and diluted                                    32,742,837          13,842,225           8,104,767
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


     On September 24, 2003, Net-Force Systems Inc. ("Net-Force"), a company incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda, entered into a Share Exchange Agreement ("Agreement") with Sinovac China, whereby Net-Force issued 10,000,000 shares of its common stock in exchange for a 51% interest in Sinovac China. As part of the agreement, Net-Force disposed of its wholly owned subsidiary, Net Force Entertainment, Inc. and all of its assets and liabilities to a company controlled by its president and Chief Executive Officer for $100 and then become a non-operating shell company. Immediately prior to the Agreement, Net-Force had 17,091,033 shares of common stock issued and outstanding. The acquisition was accounted for as recapitalization of Sinovac China because the shareholders of Sinovac China controlled Net-Force after the acquisition. Sinovac China was treated as the acquiring entity for accounting purposes and Net-Force was the surviving entity for legal purposes. The combined company is considered to be a continuation of the operations of Sinovac China. Outside the Agreement, a member of Sinovac management purchased 6,544,830 shares of the 17,091,032 Net-Force shares of common stock outstanding before the acquisition, resulting in shareholders and management of Sinovac having control of the combined entity. The issued and outstanding common stock of Sinovac China prior to the completion of acquisition was restated to reflect the 10,000,000 common stock issued by Net-Force. Effective on October 21, 2003, Net-Force changed its name to Sinovac Biotech Ltd. The Company has an office in Vancouver, Canada. Net-Force had no operations between May 1, 2003 and September 23, 2003.


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
     ===========================================================================


     (a) The inactive hepatitis A drug license was contributed by Tangshan Yian in 2001 as its capital contribution to Sinovac Beijing. The purchase price represented Tangshan Yian's book value and also the estimated fair value at that time.

     (b) In March 2003, Sinovac China acquired the influenza virus HA vaccine drug license from Tangshan Yian at the vendor's cost. In January 2004, Sinovac China completed the acquisition of 100% of the shares of Tangshan Yian (note 6) and has continued to carry the license at the original cost to Tangshan Yian. Sinovac China received the final drug registration approval from China FDA in February 2005. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to begin in the middle of 2005.

     (c) In April 2002, Sinovac China acquired the recombinant hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in Sinovac China and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of Sinovac China. As at December 31, 2004, $10,481 (December 31, 2003 - $10,487) remained unpaid and was recorded in due to related parties (see note 10b). Sinovac China received a final drug registration approval from China FDA in January 2005. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to be in early 2005. The drug license was recorded at the vendor's cost.

     (d) Amortization expense for the licenses and permits was $194,326 (2003 - $194,343 and 2002 - $97,094) for the year ended December 31, 2004.


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


7.   Licenses and Permits (continued)
     --------------------

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


                 ON BEHALF OF THE COMPANY, SINOVAC BIOTECH LTD.
                 ----------------------------------------------

                                      Per:



                                 /s/ Weidong Yin
                        ---------------------------------
                                   Weidong Yin
                          President, CEO and a Director



                            Date: September 21, 2005
                            ------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit #                    Description of Exhibit                     Page No.
---------                    ----------------------                     --------


  31.1        Certification of Disclosure in Sinovac Biotech               100
              Ltd.'s Annual Report by Weidong Yin.

  31.2        Certification of Disclosure in Sinovac Biotech               103
              Ltd.'s Annual Report by Lily Wang.

  32.1        Certification of Weidong Yin pursuant to Section             106
              906 of the Sarbanes-Oxley Act of 2002.

  32.2        Certification of Lily Wang pursuant to Section 906           108
              of the Sarbanes-Oxley Act of 2002.