Form 20-F/A
period 2004-12-31
SINOVAC BIOTECH LTD
filed 2005-11-29
CIK 1084201

----------


                       Securities and Exchange Commission
                       ----------------------------------



                                  FORM 20-F/A-3
                                  -------------



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

                     Cash Resources and Liquidity...........................11
                     Stated Business Objectives.............................11
                     Description of Business................................12
                     Principal Products.....................................18
                     Regulatory Environment.................................20
                     Research and Development...............................22
                     Safety and Quality Assurance...........................23
                     The Market.............................................24
                     Customer Types.........................................25
                     Marketing Strategy.....................................25
                     Seasonality of Sales...................................27
                     Other Developments.....................................27
                     Competition............................................28
         C.     Organizational Structure....................................30
         D.     Property, Plants and Equipment..............................30

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................31
         A.     The Company.................................................31
         F.     Tabular Disclosure of Contractual Obligations...............40

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................41
         A.     Directors and Senior Management.............................41
                     Aggregate Ownership of Securities......................43
                     Other Reporting Issuers................................44
                     Individual Bankruptcies................................44
                     Conflicts of Interest..................................44
                     Other Information......................................45

Item                                                                    Page No.
----                                                                    --------

         B.     Compensation................................................45
                     The Company's Executive Compensation...................45
                     Compensation of the Company's Directors................50
         C.     Board Practices.............................................51
         D.     Employees...................................................51
         E.     Share Ownership.............................................51
                     Directors and Officers.................................51
                     Public and Insider Ownership...........................52

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................52
         A.     Major Shareholders..........................................52
         B.     Related Party Transactions..................................53
         C.     Interests of Experts and Counsel............................54

ITEM 8 - FINANCIAL INFORMATION..............................................55
         A.     Financial Statements and other Financial Information........55
         B.     Significant Changes.........................................55

ITEM 9 - THE OFFERING AND LISTING...........................................55
         A.     Offer and Listing Details...................................55
         B.     Plan of Distribution........................................55
         C.     Markets.....................................................56
         D.     Selling Shareholders........................................56
         E.     Dilution....................................................56
         F.     Expenses of the Issue.......................................56

ITEM 10 - ADDITIONAL INFORMATION............................................56
         A.     Share Capital...............................................56
         B.     Memorandum and Articles of Association......................56
         C.     Material Contracts..........................................60
         D.     Exchange Controls...........................................62
         E.     Taxation....................................................62
         F.     Dividends and Paying Agents.................................63
         G.     Statement by Experts........................................64
         H.     Documents on Display........................................64
         I.     Subsidiary Information......................................64

Item                                                                    Page No.
----                                                                    --------

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK..............................................................64

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES...............................................................65
         A.     Debt Securities.............................................65
         B.     Warrants and Rights.........................................65
         C.     Other Securities............................................65
         D.     American Depositary Shares..................................65

PART II.....................................................................65

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................65

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
   HOLDERS AND USE OF PROCEEDS..............................................66

ITEM 15 - CONTROLS AND PROCEDURES...........................................66

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT.................................66

ITEM 16B - CODE OF ETHICS...................................................66

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................66

ITEM 17 - FINANCIAL STATEMENTS..............................................67

ITEM 18 - FINANCIAL STATEMENTS..............................................67

ITEM 19 - EXHIBITS..........................................................68
         (A) Financial Statements...........................................68
         (B) Exhibits.......................................................69

SIGNATURE..................................................................103

EXHIBIT INDEX..............................................................104



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


ITEM 3 - KEY INFORMATION
------------------------


A.   Selected Financial Information
     ------------------------------

The following table summarizes certain selected financial information with respect to the Company on a consolidated basis as of December 31, 2004, and is qualified in its entirety by reference to the financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual
Report:

                                                 Year Ended     Year Ended     Year Ended
                                                 Dec. 31/04     De. 31/03      Dec. 31/02
                                                ------------   ------------   ------------


Net Sales                                       $ 6,454,043    $ 2,838,933    $   649,319
Net Loss from Continuing Operations
US GAAP                                         $(4,666,711)   $  (872,307)   $(1,166,052)
Net Loss from Continuing Operations per Share
US GAAP                                         $     (0.14)   $     (0.04)   $     (0.07)
Total Assets
US GAAP                                         $22,420,230    $13,784,104    $12,345,165
Long Term Obligations

Bank Loan                                       $ 1,207,730    $ 1,207,730    $   603,865
Weighted Average Common Shares Outstanding
US GAAP                                          32,742,837     20,081,796     15,891,700

Exchange Rates
--------------

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Chinese Renminbi (RMB), expressed in U.S. dollars, from April 28, 2001 to December 31, 2004, based on the noon buying rate in New York City for cable transfers payable in Chinese Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

                          U.S. Dollars per 1.00 Yuan RMB
                          ------------------------------
                             Year ended December 31
                             ----------------------

                        2004        2003        2002        2001
                        ----        ----        ----        ----
High                  0.1208      0.1208      0.1210      0.1209
Low                   0.1208      0.1208      0.1208      0.1208
Average               0.1208      0.1208      0.1208      0.1208
End of Period         0.1208      0.1208      0.1208      0.1208


           May 20,       April        March      February     January        Dec.
            2005         2005         2005         2005         2005         2004
         ----------   ----------   ----------   ----------   ----------   ----------
High                    0.1208       0.1208       0.1208       0.1208       0.1208
 Low      0.1208        0.1208       0.1208       0.1208       0.1208       0.1208

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


D.   Risk Factors
     ------------

RISKS RELATED TO SINOVAC'S FINANCIAL CONDITION
----------------------------------------------

The Company has a history of losses and may never achieve profitability.
------------------------------------------------------------------------


Sinovac incurred net losses of $4,667,000 for the fiscal year ended December 31, 2004, and $872,000 in 2003. At December 31, 2004, the Company had an accumulated deficit of $6,155,425. To become profitable the Company must increase its sales and continue to limit operating expenses growth. If sales do not grow, or if expenses grow excessively, the Company may not be able to achieve or maintain profitability in the future.


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

Section "15(g)" of the United States Securities Exchange Act of 1934, as amended, and Regulation Section "240.15g(c)2" of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be "penny stock."

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


Reserves
--------

Pursuant to Chinese company law applicable to foreign investment companies, the Company's subsidiaries, Sinovac Beijing and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve. The dedicated reserves are to be appropriated from net income after taxes, determined under the relevant Chinese accounting regulations at a rate determined by the board of directors of the respective subsidiaries, and recorded as a component of shareholders' equity. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. The dedicated reserves are not distributable other than upon liquidation.

For the year ended December 31, 2004, Sinovac Beijing appropriated 10% of its after-tax profit, determined under the relevant Chinese accounting regulations, to each of the general reserve and the enterprise expansion reserve. As Sinovac Beijing recorded a loss for the year ended December 31, 2003 and 2002, no appropriation to the dedicated reserves was made.

Pursuant to the same Chinese company law, the Company's subsidiaries are required to transfer, at the discretion of its board of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund. For the year ended December 31, 2004, the board of directors of Sinovac Beijing approved $49,901 (RMB 413,183) for contribution to such fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. As Sinovac Beijing recorded a net loss for the years end December 31, 2003 and 2002, no appropriation to the staff welfare and bonus fund was made. The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2004, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Dividends declared by the Company's subsidiaries are based on the distributable profits as reported in their statutory financial statements. As of December 31, 2004, dividends payable of $470,301 represent a minority interest in the share of dividends declared by Sinovac Beijing.


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

Cash Resources and Liquidity
----------------------------


As of December 31, 2004, the Company had $2,605,051 in cash and cash equivalents and a positive working capital position of $1,814,611.



Stated Business Objectives
--------------------------


The overall strategic mission of the Company is to become a world leader in the research and development, manufacturing and commercialization of vaccines for epidemic viruses such as hepatitis and influenza, and for fast-emerging viruses such as SARS and avian influenza (a.k.a. "bird flu").


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


The Company's hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. The Company sold 1,002,000 doses of Healive(TM) in 2004, while in 2003 the Company sold 433,000 doses. Sales revenues in 2004 totalled approximately $6.5 million, an increase of more than 127% over 2003 sales revenues of $2.8 million.

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

     Influenza
     ---------


Influenza (commonly called "flu") is a contagious respiratory illness caused by influenza viruses. Infection with influenza viruses can result in illness ranging from mild to severe and life-threatening complications.


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

     SARS
     ----


On January 19, 2004, the SFDA authorized the Company's operating subsidiary in Beijing, Sinovac Biotech Co., Ltd. ("Sinovac Beijing") to conduct a phase I clinical test of its potential SARS vaccine. Sinovac Beijing is the first institute approved by the SFDA to conduct human clinical trials of a SARS vaccine.


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


A new drug is only officially approved for sale in the Chinese market once these steps have been completed. The Company believes that the most significant milestone is the new drug certificate.



Research and Development
------------------------


Disease prevention is a lengthy process. The Company will strive to integrate its research and development, and marketing strategies, to supply more new products to eliminate human diseases.


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

In the last three years, Company expenditures on research and development were as follows:


2004 - Gross expenditures of $1,005,000, less government grants recognized of $719,000 for net expenditures of $286,000. The Company received $1,688,000 in government research grants in 2004, but the Company did not meet the conditions necessary for recognition of the full amount.

2003 - Gross expenditures of $927,000 less government grants received of $664,000 for net expenditures of $263,000.

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


C.   Organizational Structure
     ------------------------


Sinovac now owns 71.56% of Sinovac Biotech Co., Ltd., (Sinovac Beijing) (51% at December 31, 2004) a company organized under the laws of the People's Republic of China. The Company also owns 100% of Tangshan Yian Biological Engineering Co., Ltd., a company also organized under the laws of the People's Republic of China. Therefore, the Company has two subsidiaries - one that is wholly owned and one that is majority owned.


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


In accordance with the Share Purchase Agreement, Sinovac paid $3,310,000 cash for the additional 20.56% of Sinovac Beijing, to the following companies: acquired 9.73% from Bioway US$1,570,000; acquired 7.92% from Shenzhen for US$1,270,000; and acquired 2.91% from Keding for US$470,000. The transaction closed on February 4, 2005.



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


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------


A.   The Company
     -----------


Management has determined that, in 2003 and 2002, the Company should have treated the acquisition of certain licenses as purchases of in-process research and development. Management has also determined that in 2003, the Company incorrectly capitalized certain research and development costs that should have been expensed. Management has further determined that, in 2001, the Company should have commenced amortization of its hepatitis A vaccine license at the date of purchase, when previously amortization did not begin until July 2002. Accordingly, the Company has restated its financial statements for the year ended December 31, 2004. The following discussion relates to the restated amounts.


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

The Company  has  estimated the  expected volatility of  its stock at 74%.   The
following table shows the effect of a change in the expected volatility of 10%:

	                           Hypothetical   As Reported    Hypothetical
                                   10% Decrease                  10% Increase
                                   in Expected                  in Volatility
                                   Volatility


Expected volatility	                 66.6%          74.0%           81.4%
Stock-based compensation expense  $  4,091,418   $  4,428,032    $  4,705,447
Loss for the year                 $ (4,330,097)  $ (4,666,711)   $ (4,944,126)
Loss per share                    $      (0.13)  $      (0.14)   $      (0.15)


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

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10%:

                       Hypothetical     As Reported      Hypothetical
                       10% Decrease                      10% Increase
                      in Useful Life                    in Useful Life


Useful life                 9 years         10 years        11 years
Amortization expense    $   215,918     $    194,326    $    176,660
Loss for the year       $(4,688,303)    $ (4,666,711)   $ (4,649,045)
Loss per share          $     (0.14)    $      (0.14)   $      (0.14)


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

Asset	                              Purchase Price	Amortization Expense
                                        Allocation        in the Year Ended
                                                          December 31, 2004


Inactive hepatitis A                    $  1,941,879           $  194,188
Recombinant hepatitis A&B                    506,460                    -
Influenza virus HA vaccine                   381,058                    -
                                        -------------          -----------
                                        $  2,829,397           $  194,188
                                        -------------          -----------

The cost of the recombinant hepatitis A&B and influenza virus HA vaccines was written off as in-process research and development expenses in the years of acquisition.

Income Tax Valuation Allowance
------------------------------

The Company has recorded a $860,300 deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of the Company to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law. The Company has reviewed available information, both positive and negative, and has concluded that realization is probable. If the Company's evaluation of the circumstances is not correct, the Company will have to record a charge to operations in respect of any over-accrual of the benefit.


Year ended December 31, 2004 compared with the year ended December 31, 2003
---------------------------------------------------------------------------

     Results of Operation
     --------------------

In the following discussion of the Company's operating results and financial condition, all financial amounts have been rounded to the nearest thousand dollars.

          Sales
          -----


Sinovac's sales reflect the value of vaccines sold less any returns and discounts. Company sales in 2004 and 2003 were entirely comprised of Healive(TM). The Company generated revenue of $6,454,000 and $2,839,000 in sales of Healive(TM) for the years ended December 31, 2004 and December 31, 2003, respectively. Revenue growth in 2004 was due to an expanded sales network and improved corporate profile. The number of doses sold increased from 433,000 in 2003 to 1,002,106 in 2004.


          Gross Profit
          ------------


The Company's gross profit reflects the contribution from sales after direct costs, such as production labor and production facilities costs. Gross profit margin was 70.0% and 61.8% for the years ended December 31, 2004 and December 31, 2003, respectively. These gross profit amounts are exclusive of depreciation and amortization amounts of $202,000 for 2004 and $202,000 for 2003. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 66.8% and 54.6% for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in gross profit margin was due to economies of scale; increased production of Healive(TM) decreased the average cost per unit.

         Government Research Grant
         -------------------------

The Chinese government provided grants to the Company which are brought into income in the period in which the research and development expenses are recorded and the conditions opposed by the government authorities are fulfilled. In the year ended December 31, 2004, the Company received a Chinese government SARS and Avian flu research grants of $1,640,000 and $48,000, respectively. In the year ended December 31, 2004, the Company recognized government research grant income of $719,000, compared to $664,000 in the previous year.

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

          Stock-Based Compensation
          ------------------------


The Company incurred stock-based compensation of $4,428,000 and $120,000 for the years ended December 31, 2004 and December 31, 2003, respectively. In the current fiscal year, 2 million stock options were granted to the directors, employees and consultants at an exercise price of $4.55 per share. The stock options granted in 2004 have an estimated fair value of $2.85 per share and have different vesting schedules and, as a result, the Company has unrecognized compensation costs of about $3.4 million. This unearned component will be recognized over the remaining vesting period. This item does not reduce the cash balance of the Company but reflects the fair value of the above-mentioned stock options.


          Research and Development Expenses
          ---------------------------------


Research and development expenses reflect amounts spent on the split flu and SARS vaccines. Research and development expenses totaling $1,005,000 and $927,000 for the years ended December 31, 2004 and December 31, 2003, respectively, represent activities on the split flu (AnfluTM) vaccine.


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

          Provision for Income Taxes
          --------------------------


The Company generated an income tax recovery of $767,000 in 2004. It accrued a $93,000 liability for income taxes on profits in Sinovac Beijing and recorded a $860,000 deferred tax recovery that offset this expense. The Company's taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% corporation income tax rate until 2006 and 15% tax rate after that. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit-making year. Currently, Tangshan Yian is in a loss position.


          Interest and Financing Expenses
          -------------------------------

Interest and financing expenses were $369,000 and $269,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The 2004 increase reflected higher levels of debt, largely due to the purchase of Tangshan Yian.

          Net Loss
          --------


The Company's net loss was $4,667,000 and $872,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in net loss in the current year over the previous period was primarily due to increased stock-based compensation since the increase in SG&A was largely funded by an increased contribution from product sales.


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


The Company generated net cash of $1,185,000 and $1,107,000 for the years ended December 31, 2004 and December 31, 2003, respectively. Net loss for the period of $4,667,000 incorporated certain non-cash charges including stock-based compensation ($4,428,000), a provision for doubtful debts ($374,000) and depreciation ($784,000). Changes in operating working capital consumed $1,626,000 of cash, resulting in net cash used in operations of $1,130,000. Accounts receivable increased as a result of increased sales. The proportionate decrease in cash used, compared to earlier years, was primarily attributable to lower working capital requirements in the third year.

The Company's financing activities generated $6,545,000, which included $5,288,000 of newly raised share capital and $1,281,000 from government funding (net of qualified research and development expenditures). In the year ended December 31, 2004, the Company paid $399,000 to reduce amounts owing to a non-controlling shareholder of Sinovac Beijing. Other financing activities included loan proceeds of $3,268,000, loan payments of $3,099,000 and proceeds from shares subscribed of $207,000.

In the year ended December 31, 2004 the Company used $4,227,000 in investing activities, which included $1,650,000 to acquire property, plant and equipment offset by cash of $42,000 acquired with the purchase of Tangshan Yian. During the current period, Sinovac negotiated agreements that govern the purchase of a further 20.56% interest in Sinovac Beijing. In connection with these negotiations, the Company advanced $2,227,000 to two non-controlling shareholders of Sinovac Beijing as deposits on account of the Share Purchase Agreement. The deposits bear interest at 5.31%, and the principal and interest will be repaid to us the Company when we it makes full payment of the share purchase consideration. The Share Purchase Agreement for the acquisition of the additional 20.56% of Sinovac Beijing closed on January 31, 2005.


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


In 2003, cash used by investing activities decreased by $1,348,103 to $729,248. This cash was used to purchase plant equipment, totalling $348,190, and payment for Licenses and permits, $381,058.

Cash used in operating activities was substantially unchanged, increasing by $5,913 to $1,058,854 in 2003, from $1,052,941 in 2002. While the loss from operations decreased, cash applied to working capital balances increased.


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


In 2003, total sales were $2,838,933, a fourfold increase from $649,319 in 2002, and net cash inflow in 2003 was $1,107,453.

Cost of sales was $1,085,881 in 2003, and gross margin was 61.75%, compared to the $251,711, 61.23% in 2002 respectively. These cost of sales amounts are exclusive of depreciation and amortization amounts of $201,802 for 2003 and

$201,648 for 2002. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 54.6% and 45.1% for the years ended December 31, 2003 and December 31, 2002, respectively.

The Company recognized $664,251 in government research grants in 2003 for research on a SARS vaccine.

Expenditures on sales and general administration were $1,629,118 compared to $792,078 in 2002. Expenditures were $354,173 for salaries and benefits compared to $218,613 in 2002, $357,503 on marketing compared to $181,935 in 2002,
$399,317 on office expenses compared to $226,961 in 2002, $211,819 on travel compared to $138,147 in 2002, $40,765 on rentals compared to $24,005 in 2002 and $265,538 on professional and consulting fees compared to nil in 2002.


     Research and Development, Patents and Licenses, etc.
     ----------------------------------------------------


Research and Development expenditures totalled $926,746 in 2003, compared to $24,535 in 2002. The increase in spending from last year primarily reflects work on the SARS vaccine, although other factors include split flu clinical development activity and work to obtain obtained new drug license for the hepatitis A&B vaccine.

The  Company's  most important  research  and  development  achievement  is  the
inactivate SARS vaccine.   The SARS research  and development  expenditures  was
supported by a grant from the China government for $664,251 (RMB 5,500,000).


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
                              Total       1 year     years   years     years



Short Term Debt
Obligations:
------------
- Bank Loan for 5,000,000    $603,865    $603,685    $  -    $  -   $     -
RMB at 5.58% per annum
repayable on Oct. 28, 2005
- Bank Loan for 5,000,000    $603,865    $603,865       -       -         -
RMB at 5.49% per annum
repayable on Dec. 19, 2005
- Loan from China High
Tech Investment Co., Ltd.
for 9,000,000 RMB at 5%
per annum (5.4 million
RMB of the principal and
interest due on Sept. 30,
2005 and remaining balance
plus interest due on Dec.
31, 2005                    1,250,000   1,250,000       -       -         -
- Employees loan of
1,222,000 RMB at 15% per
annum due on demand           147,554       -       147,554     -         -
Long Term Debt
--------------
Obligations:
------------
- Mortgage of 1,676,167
RMB at 5.04% per annum
having a monthly payment
of $2,284 and due on May
25, 2014.                     202,436      21,498    42,995    42,995     94,948
Purchase Committments
---------------------
Rent of influenza
manufacturing workshop
with quarterly payment of
RMB 236,520 and due on
Aug. 12, 2024               2,256,652     114,261   228,522   228,522  1,685,348
- Rent of R&D center from
China Bioway with
quarterly payment of RMB
113,150 and due on Aug.
12, 2024                    1,079,571     54,662    109,324   109,324    806,262
                           ---------- ----------   --------  -------- ----------
Total:                     $6,143,943 $2,648,151   $528,395  $380,841 $2,586,558

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


C.   Board Practices
     ---------------


The Board of Directors meets quarterly to set policy and review the progress as well as review and approve budgets and expenditures.


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


D.   Employees
     ---------


The Company has 169 full time employees as at December 31, 2004. The Company has incurred employee compensation expenses of $788,000 (salaries, wages and benefits but excluding stock-based compensation) in the year ended December 31, 2004.


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

     (b) subject to the approval of the Company, Ms. Wang may make payment of any Installment by assignment of an appropriate number of the Shares, or other acceptable assets or securities, with such fair market valuations as the Company may require and as are acceptable under relevant generally accepted accounting principles;

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

(4) All Other Fees
------------------

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2004 - Nil - Moore Stephens Ellis Foster Ltd.
2003 - Nil - Moore Stephens Ellis Foster Ltd.


ITEM 17 - FINANCIAL STATEMENTS
------------------------------


The restated audited balance sheet of the Company as at December 31, 2004 and 2003, the restated statements of shareholders' equity, operations and cash flows for the three years ended December 31, 2004, 2003 and 2002 are attached hereto and form a material part of this Annual Report.



ITEM 18 - FINANCIAL STATEMENTS
------------------------------

     Not applicable.

ITEM 19 - EXHIBITS
------------------



A.   Restated Financial Statements
     -----------------------------

This Annual Report contains the following restated financial statements and information respecting the Company:

1. Auditors' Reports for the Company's financial statements for the period ended December 31, 2004 dated March 11, 2005 and November 15, 2005.

2.    Restated Balance Sheets for the Company dated December 31, 2004and 2003.

3. Restated Consolidated Statement of Shareholders' Equity for the Company for the years ended December 31, 2004, 2003 and 2002.

4. Restated Consolidated Statement of Operations for the Company for the years ended December 31, 2004, 2003 and 2002.

5. Restated Consolidated Statement of Cash Flows for the Company for the years ended December 31, 2004, 2003, and 2002.

6.    Notes to the Restated Financial Statements

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Restated Consolidated Financial Statements
(Expressed in U.S. Dollars)

December 31, 2004 and 2003






Index
-----

Reports of Independent Registered Public Accounting Firm

Restated Consolidated Balance Sheets

Restated Consolidated Statements of Stockholders' Equity

Restated Consolidated Statements of Operations

Restated Consolidated Statements of Cash Flows

Notes to Restated Consolidated Financial Statements

ERNST 7 YOUNG
-------------


Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Sinovac Biotech Ltd.
(formerly Net-Force Systems Inc.)


The consolidated balance sheets of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc., the "Company") as at December 31, 2004 and 2003, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the years in the three year period ended December 31, 2004 were audited by other auditors who have ceased operations and whose report dated March 11, 2005 expressed an unqualified opinion on those statements before the restatement adjustments described in Note 2.

As discussed above, the consolidated balance sheets of the Company as at December 31, 2004 and 2003, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the years in the three year period ended December 31, 2004 were audited by other auditors who have ceased operations. As described in Note 2, in 2005, the Company's Board of Directors, upon recommendations from the Securities and Exchange Commission, revised the accounting for purchased in-process research and development costs and the commencement date for amortization of a drug license. As a result of this revision, the net loss and the comprehensive loss for the 2004 fiscal year was decreased by $85,000, while the net loss and the comprehensive loss for the fiscal years of 2003 and 2002 were increased by $410,768 and $573,844, respectively. Loss per share for the 2004 fiscal year was decreased by $0.01 and increased by $0.01 for the 2003 fiscal year. The loss per share information for the 2002 fiscal year was unchanged. The total assets as at December 31, 2004 and 2003 were decreased by $946,612 and $1,113,612, respectively. The total accumulated deficit as at December 31, 2004 and 2003 was increased by $496,248 and $581,248, respectively. Various components of investing and operating cash flows were also reclassified without any net impact on cash flows. We audited the adjustments described in Note 2 that were applied to restate the financial statements of 2004, 2003 and 2002. Our procedures included i) assessing the appropriateness of the accounting for the purchased in-process research and development costs and the commencement date of amortization of the drug license and associated impacts on the related accounts, and ii) testing the mathematical accuracy of the adjustments to license and permit, deferred income tax assets, minority interest, accumulated deficit, purchased in-process research and development costs, amortization of license and permit and the resulting mathematical impact on net loss, comprehensive loss, basic and diluted loss per share, total assets and shareholders' deficit accounts. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2004, 2003 and 2002 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the Company's financial position as at December 31, 2004 and 2003, and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2004 taken as a whole.





Vancouver, Canada		/s/ Ernst & Young LLP
November 15, 2005		Chartered Accountants


                  A Member of Ernst & Young Global

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Balance Sheets
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
=================================================================================================
                                                                           2004              2003
-------------------------------------------------------------------------------------------------

ASSETS

Current assets
  Cash and cash equivalents                                      $   2,605,051     $   1,420,047
  Restricted cash                                                      391,481                 -
  Accounts receivable - net (note 4)                                 3,353,287         1,470,761
  Inventories (note 5)                                                 487,243         1,047,920
  Prepaid expenses and deposits (note 11d)                             438,614            13,723
  Due from related parties (note 11a)                                1,194,878                 -
-------------------------------------------------------------------------------------------------

Total current assets                                                 8,470,554         3,952,451

Property, plant and equipment (note 6)                              10,042,063         7,459,883

Due from related parties (note 11a)                                  1,816,998           947,267

Deferred tax asset (Note 10)                                           860,300                 -

License and permit (notes 2 and 8)                                   1,230,315         1,424,503
-------------------------------------------------------------------------------------------------

Total assets                                                     $  22,420,230     $  13,784,104
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Loans payable (note 9)                                         $   2,605,314     $     752,415
  Accounts payable and accrued liabilities                           2,519,102         1,483,690
  Due to related parties (Note 11b)                                     29,190         1,170,474
  Dividends payable                                                    470,301                 -
  Deferred research grants                                           1,032,036                 -
-------------------------------------------------------------------------------------------------

Total current liabilities                                            6,655,943         3,406,579

Long-term debts (note 9)                                               202,436           603,865
-------------------------------------------------------------------------------------------------

Total liabilities                                                    6,858,379         4,010,444
-------------------------------------------------------------------------------------------------

Minority interest                                                    3,124,640         4,205,292
-------------------------------------------------------------------------------------------------

Commitments (notes 11d and 17a)

STOCKHOLDERS' EQUITY

Preferred stock                                                              -                 -
  Authorized 50,000,000 shares at par value of $0.001 each
  Issued and outstanding: nil

Common stock                                                            35,815            27,091
  Authorized: 100,000,000 shares at par value of $0.001 each
  Issued and outstanding:  35,815,015 (2003 - 27,091,033)

Subscriptions received                                                 206,950         1,031,959
Additional paid in capital                                          18,151,878         5,798,220
Accumulated other comprehensive income                                  (1,613)              206
Dedicated reserves                                                     199,606                 -
Accumulated deficit                                                 (6,155,425)       (1,289,108)
-------------------------------------------------------------------------------------------------

Total stockholders' equity                                          12,437,211         5,568,368
-------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                       $  22,420,230     $  13,784,104
=================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
=================================================================================================================================
Restated - Note 2

                                                                                              Compre-
                                                      Common stock           Additional       hensive                 Accumulated
                                               --------------------------       paid in        income     Dedicated      earnings
                                                  Shares        Amount          capital        (loss)      reserves     (deficit)
---------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                      14,709,804   $    14,710   $ 7,993,161   $         -   $         -   $  (206,408)

Contribution of drug licenses for shares at
  transferor's cost                              1,760,784         1,761       456,873             -             -             -

Subscriptions receivable received                        -             -             -             -             -             -

Component of comprehensive income (loss)
- Net loss for the year                                  -             -             -    (1,166,052)            -    (1,166,052)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive loss                                                                      $ (1,166,052)
                                                                                        =============

Balance, December 31, 2002                      16,470,588         8,400     8,458,105             -             -      (669,616)

Debt exchange for shares (note 11g)              3,137,255         1,600     2,607,096             -             -             -

Recapitalization adjustment (note 1)                     -             -    (5,426,848)            -             -       423,295

Spin-off of minority interest on
  recapitalization                              (9,607,843)       (9,608)       (9,608)            -             -             -

Recapitalization to effect the acquisition
  of Net-Force (note 1)                         17,091,033        17,091       (16,991)            -             -             -
---------------------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment       27,091,033        27,091     5,621,362             -             -      (416,801)

Imputed interest on advances from related
  parties                                                -             -        57,277             -             -             -

Stock-based compensation                                 -             -       119,581             -             -             -

Subscriptions received                                   -             -             -             -             -             -

Component of comprehensive income (loss)
- Foreign currency translation                           -             -             -           206             -             -

- Net loss for the year                                  -             -             -      (872,307)            -      (872,307)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive loss                                                                       $  (872,101)
                                                                                         ============

Balance, December 31, 2003                      27,091,033   $    27,091   $ 5,798,220                 $         -   $(1,289,108)
=======================================================================================               ===========================

The accompanying notes are an integral part of these financial statements.








.....continued

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
========================================================================================
Restated - Note 2
                                                Accumulated
                                                      other    Subscript-
                                                    compre-          ions          Total
                                                    hensive  (receivable)  stockholders'
                                                     income  and received         equity
----------------------------------------------------------------------------------------

Balance, December 31, 2001                     $         -  $ (1,020,139) $   6,781,324

Contribution of drug licenses for shares at
  transferor's cost                                      -             -        458,634

Subscriptions receivable received                        -     1,020,139      1,020,139

Component of comprehensive income (loss)
- Net loss for the year                                  -             -     (1,166,052)
----------------------------------------------------------------------------------------

Comprehensive loss


Balance, December 31, 2002                               -             -      7,094,045

Debt exchange for shares (note 11g)                      -             -      2,608,696

Recapitalization adjustment (note 1)           $         -   $(1,020,139)  $  4,471,189

Spin-off of minority interest on
  recapitalization                                       -             -             -

Recapitalization to effect the acquisition
  of Net-Force (note 1)                                  -             -           100
---------------------------------------------------------------------------------------

Balance after recapitalization adjustment                -             -     5,231,652

Imputed interest on advances from related
  parties                                                -             -        57,277

Stock-based compensation                                 -             -       119,581

Subscriptions received                                   -     1,031,959     1,031,959

Component of comprehensive income (loss)
- Foreign currency translation                         206             -           206

- Net loss for the year                                  -             -      (872,307)
---------------------------------------------------------------------------------------

Comprehensive loss


Balance, December 31, 2003                     $       206   $ 1,031,959  $  5,568,368
=======================================================================================

The accompanying notes are an integral part of these financial statements.









SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
=================================================================================================================================
Restated - Note 2

                                                                                              Compre-
                                                      Common stock           Additional       hensive                 Accumulated
                                               --------------------------       paid in        income     Dedicated      earnings
                                                  Shares        Amount          capital        (loss)      reserves     (deficit)
---------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003                      27,091,033   $    27,091   $ 5,798,220   $             $         -   $(1,289,108)

Imputed interest on advances from related
parties                                                  -             -         1,329             -             -             -

Stock-based compensation                                 -             -     4,428,032             -             -             -

Common stock issued in connection with
acquisition of Tangshan Yian                     3,500,000         3,500     1,569,543             -             -             -

Private placement                                4,179,200         4,179     4,745,821             -             -             -

Exercise of stock options                           40,500            41        53,014             -             -             -

Exercise of warrants                               991,782           991     1,515,432             -             -             -

Stock issued for services                           12,500            13        40,487             -             -             -

Subscriptions received                                   -             -             -             -             -             -

Component of comprehensive income (loss)
- Foreign currency translation                           -             -             -        (1,819)                          -

- Net loss for the year                                  -             -             -    (4,666,711)                 (4,666,711)

Transfer to dedicated reserves (note 14)                 -             -             -             -       199,606      (199,606)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive loss                                                                       $(4,666,530)
                                                                                         ============

Balance, December 31, 2004                      35,815,015   $    35,815   $18,151,878                 $   199,606   $(6,155,425)
========================================================================================               ==========================

The accompanying notes are an integral part of these financial statements.








....continued

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
========================================================================================
Restated - Note 2
                                                Accumulated
                                                      other    Subscript-
                                                    compre-          ions          Total
                                                    hensive  (receivable)  stockholders'
                                                     income  and received         equity
----------------------------------------------------------------------------------------

Balance, December 31, 2003                     $       206   $ 1,031,959   $  5,568,368

Imputed interest on advances from related
parties                                                  -             -          1,329

Stock-based compensation                                 -             -      4,428,032

Common stock issued in connection with
acquisition of Tangshan Yian                             -             -      1,573,043

Private placement                                        -    (1,031,959)     3,718,041

Exercise of stock options                                -             -         53,055

Exercise of warrants                                     -             -      1,516,423

Stock issued for services                                -             -         40,500

Subscriptions received                                   -       206,950        206,950

Component of comprehensive income (loss)
- Foreign currency translation                      (1,819)            -         (1,819)

- Net loss for the year                                  -             -     (4,666,711)

Transfer to dedicated reserves (note 14)                 -             -              -
----------------------------------------------------------------------------------------

Comprehensive loss


Balance, December 31, 2004                     $    (1,613)  $   206,950   $ 12,437,211
========================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)
=============================================================================================================
Restated - Note 2
                                                                 2004                2003                2002
-------------------------------------------------------------------------------------------------------------

Sales                                                $     6,454,043     $     2,838,933     $       649,319

Cost of sales - exclusive of depreciation of land
use rights and amortization of licenses and permits
of $201,785 (2003 - $201,802; 2002 - $201,648 (Note
11)                                                        1,937,983           1,085,881             251,711
-------------------------------------------------------------------------------------------------------------

Gross profit                                               4,516,060           1,753,052             397,608

Government research grant (Note 3(l))                        719,220             664,251                   -
-------------------------------------------------------------------------------------------------------------

                                                           5,235,280           2,417,303             397,608
-------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses
(Notes 11 and 13(c))                                       4,414,564           1,629,118             792,078

Stock-based compensation                                   4,428,032             119,581                   -

Research and development expenses (Note 3(l))              1,005,046             926,746              24,535

Purchased in process research and development
(Note 2)                                                           -             381,058             476,750

Depreciation of property, plant and equipment
  and amortization of licenses and permits                   333,881             271,115             240,431
-------------------------------------------------------------------------------------------------------------

Total operating expenses                                  10,181,523           3,327,618           1,533,794

-------------------------------------------------------------------------------------------------------------

Operating loss                                            (4,946,243)           (910,315)         (1,136,186)

Interest and financing expenses (Note 11)                   (369,491)           (268,758)            (81,009)

Interest and other income (Note 11)                          321,460              40,869              51,143
-------------------------------------------------------------------------------------------------------------

Loss before income taxes and
  minority interest                                       (4,994,274)         (1,138,204)         (1,166,052)

Income taxes (Note 10)                                       767,467                   -                   -
-------------------------------------------------------------------------------------------------------------

Loss before minority interest                             (4,226,807)         (1,138,204)         (1,166,052)

Minority interest share of (earnings) loss                  (439,904)            265,897                   -
-------------------------------------------------------------------------------------------------------------

Net loss for the year                                $    (4,666,711)    $      (872,307)    $    (1,166,052)
=============================================================================================================

Loss per share - basic and diluted                   $         (0.14)    $         (0.04)    $         (0.07)
==============================================================================================================

Weighted average number of shares of
  common stock outstanding
   - Basic and diluted                                    32,742,837          20,081,796          15,891,700
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)
=======================================================================================================================
Restated - Note 2
                                                                           2004                2003                2002
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
  Net loss for the year                                        $    (4,666,711)    $      (872,307)    $    (1,166,052)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
  - deferred income taxes                                             (860,300)                  -                   -
  - stock-based compensation                                         4,428,032             119,581
  - common stock issued for services                                    40,500                   -                   -
  - In-process research and development acqired with
      stock                                                                  -             381,058             476,750
  - provision for doubtful debts                                       373,519             148,551                   -
  - interest accrued on promissory notes, related parties             (164,770)                  -                   -
  - imputed interest on advances received from
     related parties                                                     1,329              57,277                   -
  - written-off equipment                                                4,775                   -                   -
  - depreciation of property, plant and equipment
     and amortization of licenses and permits                          784,324             683,795             434,193
  - amortization of deferred charge                                    114,861                   -                   -
  - minority interest                                                  439,904            (265,897)                  -
  Change in other assets and liabilities, net of effect of
    acquisition of Tangshan Yian
  - accounts receivable                                             (2,214,266)         (1,150,133)           (461,600)
  - inventories                                                        629,591             307,129          (1,229,140)
  - prepaid expenses and deposits                                     (425,194)             (7,002)             (1,185)
  - accounts payable and accrued liabilities                           384,169            (460,906)            894,093
-----------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                               (1,130,237)         (1,058,854)         (1,052,941)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
  Loans proceeds                                                     3,268,029           1,207,730           1,409,819
  Loans repayment                                                   (3,098,806)         (1,261,269)           (966,183)
  Proceeds from issuance of common stock                             5,287,519                   -           1,020,139
  Proceeds from shares subscribed                                      206,950           1,031,959                   -
  Government grant received, net of qualified research
     and development expenditures                                    1,280,893                   -                   -
  Advances from (to) related parties                                  (399,235)          1,917,373             (11,116)
-----------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                            6,545,350           2,895,793           1,452,659
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Restricted cash                                                     (391,481)                  -             128,790
  Cash acquired in connection with acquisition of
    Tangshan Yian                                                       42,216                   -                   -
  Deposits on purchase of interest in Sinovac China from
    minority interest                                               (2,227,167)                  -                   -
  Acquisition of property, plant and equipment                      (1,650,248)           (348,190)         (2,188,025)
  Acquisition of drug licenses and related costs                             -            (381,058)            (18,116)
-----------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                               (4,226,680)           (729,248)         (2,077,351)
-----------------------------------------------------------------------------------------------------------------------

Exchange loss on cash and equivalents                                   (3,429)               (238)                  -
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                     1,185,004           1,107,453          (1,677,633)

Cash and cash equivalents,
 beginning of year                                                   1,420,047             312,594           1,990,227
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
 end of year                                                   $     2,605,051     $     1,420,047     $       312,594
=======================================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid for interest, net of interest capitalized          $       131,379     $       180,180     $         1,490
=======================================================================================================================

  Cash paid for income taxes                                   $         8,896     $             -     $             -
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


1.   Nature of Business and Basis of Presentation
     --------------------------------------------

     These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., ("parent company"), its 51% owned subsidiary Sinovac Biotech Co., Ltd. ("Sinovac China") and its 100% owned subsidiary Tangshan Yian Bioengineering Co., Ltd. ("Tangshan Yian") and Sinovac Biotech (Canada) Ltd. ("Sinovac Canada"). Collectively, they are referred to as "the Company".

     The Company, through its subsidiaries, Sinovac China and Tangshan Yian, primarily operates in China and it is in the business of research and development, production and sales of pharmaceutical products. Sinovac China was incorporated under the laws of China on April 28, 2001. In January 2004, the Company acquired a 100% interest in Tangshan Yian (see note 7). Tangshan Yian was incorporated under the laws of China on February 9, 1993.

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


2.   Restatements
     ------------

     Management has determined that, in 2003 and 2002, the Company should have treated the acquisition of certain licenses as purchases of in-process research and development. Management has also determined that in 2003, the Company capitalized certain research and development costs that should have been expensed. Management has further determined that, in 2001, the Company should have commenced amortization of its hepatitis A vaccine license at the date of purchase, in April 2001, instead of in July 2002. The Company has restated its financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 to correct these errors.

     The effect of these adjustments on the Company's consolidated financial condition is as follows:

                                December 31, 2004          December 31, 2003
                                -----------------          -----------------
                            Restated     Originally     Restated     Originally
                                           Reported                    Reported
     Licenses and permits   $1,230,315    $2,343,927   $1,424,503    $2,538,115
     Deferred tax asset        860,300       693,300            -             -
     Total assets           22,420,230    23,366,842   13,784,104    14,897,716
     Minority interest       3,124,640     3,575,004    4,205,292     4,737,656
     Accumulated deficit    (6,155,425)   (5,659,177)  (1,289,108)     (707,860)

     The effect of these adjustments on the Company's consolidated results of operations is as follows:

Period ended     December 31, 2004     December 31, 2003     December 31, 2002
------------     -----------------     -----------------     -----------------
                Restated  Originally  Restated  Originally  Restated  Originally
                            Reported              Reported              Reported
Government
grant            $ 719,220  $     -     $  664,251 $     -   $     -   $      -

Research and
development
expenses         1,005,046     285,826    926,746   232,785     24,535    24,535

Purchased in-
process research
and development        -          -       381,058       -      476,750     -

Depreciation of
property, plant
and equipment
and amortization
of licenses and
permits            333,881     333,881    271,115   271,115     240,431  143,337

Income taxes      (767,467)   (600,467)      -          -          -       -

Net loss for
the period     (4,666,711) (4,751,711) (872,307)  (461,539) (1,166,052)(592,208)

Loss per share   $  (0.14)   $  (0.15) $   (0.04) $  (0.03)  $   (0.07)$  (0.07)

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


3.   Significant Accounting Policies
     -------------------------------

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
     -------------------------------

     (g)  Licenses and Permits

          The Company capitalizes the purchase cost of vaccines if the vaccine has received a new drug certificate from the Chinese Food and Drug Administration ("SFDA"). If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
     -------------------------------

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

          Government research grants to reimburse expenses issued are taken into income in the period in which the development expenses are recorded
          and  the   conditions  imposed   by  the  government  authorities  are
          fulfilled.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
     -------------------------------


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

          The assets and liabilities of the foreign subsidiaries, Sinovac China and Tangshan Yian, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity as a component of other comprehensive income.

     (n)  Stock-based Compensation

          The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". The Company has a stock option plan that is described more fully in note 12.

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

     (p)  Earnings (Loss) Per Share

          Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128, "Earnings per Share". 1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (note
          7). Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in future.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
     -------------------------------


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

          The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily government agencies. One customer accounted for 21% (2003
          - 16%) of total sales for year ended December 31, 2004. Two customers accounted for 41% of total sales for the year ended December 31, 2002. Concentration of credit risks with respect to trade receivables is limited since the Company has a large number of customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risk.

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
     -------------------------------


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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


4.   Accounts Receivable
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

5.   Inventories
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
     ===========================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


6.   Property, Plant and Equipment
     -----------------------------

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
     =============================================================================================

     As at December 31, 2004, the three apartments used as dormitories included in plant and building with a net book value of $337,440 are pledged as collateral for a $202,436 outstanding mortgage and a $603,865 short-term bank loan (note 9). Depreciation expense for the year ended December 31, 2004 was $589,998 (2003 - $489,452 and 2002 - $240,005).

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


7.   Acquisition of Tangshan Yian
     ----------------------------

     On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a director (the "Vendor") of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note. The $2,200,000 promissory note is non-interest bearing and payable on or before January 26, 2005 (note 11e). In connection with the acquisition, the Vendor agreed to assume and pay off $1 million of debt owed by Tangshan Yian on or before January 31, 2006. 1,500,000 of 3,500,000 shares are placed in escrow and contingently cancellable if the debt is not paid within the given time frame. Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of earnings (loss) per share. The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million. The share price used to determine the purchase price for accounting purposes was based on the average closing market prices of the Company's common stock for the seven trading days, which includes the three trading days before and after the acquisition announcement on October 20, 2003.

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


8.   Licenses and Permits
     --------------------

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------

     Inactive hepatitis A                       $   1,941,879     $   1,941,879

     Less: accumulated amortization                  (711,564)         (517,376)
     ---------------------------------------------------------------------------

     Total                                      $   1,230,315     $   1,424,503
     ===========================================================================

     (a) The inactive hepatitis A drug license was contributed by Tangshan Yian in 2001 as its capital contribution to Sinovac Beijing. The purchase price represented Tangshan Yian's book value and also the estimated fair value at that time. The hepatitis A vaccine received its new drug certificate from the SFDA in December 1999 and production commenced in July 2002.

     (b)  In March 2003, Sinovac China acquired the influenza virus  HA  vaccine drug license from Tangshan Yian at the vendor's cost. In January 2004, Sinovac China completed the acquisition of 100% of the shares of Tangshan Yian (note 7). Sinovac China received the final drug registration approval from the SFDA in February 2005. The cost of the license was expensed as purchased in-process research and development.

     (c) In April 2002, Sinovac China acquired the recombinant hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in Sinovac China and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of Sinovac China. As at December 31, 2004, $10,481 (December 31, 2003 - $10,487) remained unpaid and was recorded in due to related parties (see note 11b). Sinovac China received a final drug registration approval from China SFDA in January 2005. The cost of the license was expensed as purchased in-process research and development. The drug license was acquired at the vendor's cost.

     (d) Amortization expense for the licenses and permits was $194,326 for the year ended December 31, 2004 (2003 - $194,343 and 2002 - $194,188.

          The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

                    2005                           $194,000
                    2006                           $194,000
                    2007                           $194,000
                    2008                           $194,000
                    2009                           $194,000

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


8.   Licenses and Permits (continued)
     --------------------

          The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

9.   Loans Payable
     -------------

     ---------------------------------------------------------------------------------------------
                                                                            2004              2003
     ---------------------------------------------------------------------------------------------

     Bank loan: RMB 5,000,000, bearing interest at 5.84% per
     year and due on June 26, 2004. The loan was secured by
     certain machinery and equipment (Note 6)                     $           -     $     603,865

     Bank loan: RMB 5,000,000, bearing interest at 5.58% per
     annum, interest is payable quarterly and the principal
     is repayable on October 28, 2005. The loan is secured
     by three apartments included in property, plant and
     equipment (Note 6)                                                 603,865                 -

     Bank loan: RMB 5,000,000, bearing interest at 5.49% per
     year, interest is payable quarterly and the principal
     is repayable on December 19, 2005                                  603,865                 -

     Loan from China High Tech Investment Co., Ltd.:
     RMB9,000,000, unsecured and bearing interest at 5% per
     year, RMB5.4 million (including principal and interest) of
     RMB9 million loan is due on September 30, 2005, the
     remaining balance plus interest is due on December 31,
     2005                                                             1,250,000                 -

     Unsecured employees loan: RMB 1,222,000 (2003 - RMB
     1,230,000) bearing interest at 15% per annum and due on
     demand                                                             147,584           148,550
     ---------------------------------------------------------------------------------------------

     Total loans payable - current                                $   2,605,314     $     752,415
     =============================================================================================

     Bank loan: RMB 5,000,000, bearing interest at 5.49% per
     year, interest is payable quarterly and due on
     December 19, 2005                                            $           -     $     603,865

     Mortgage payable: RMB 1,676,167, bearing interest at
     5.04% per year with the monthly blended payments of
     $2,284 and due on May 25, 2014. The mortgage is secured
     by three apartments included in property, plant and
     equipment (Note 6)                                                 202,436                 -
     ---------------------------------------------------------------------------------------------

     Total loans payable - long-term                              $     202,436     $     603,865
     =============================================================================================

     The weighted average effective interest rate was 6.75% and 8.52% for the years ended December 31, 2004 and 2003, respectively.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


10.  Income Taxes
     ------------

     Sinovac China and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year. The tax holiday has no impact on Tangshan Yian's operating results as Tangshan Yian was in a tax loss position. Sinovac China is granted a "New Technology Enterprise" certificate by Chinese government, under which Sinovac China is entitled to a tax holiday. It was exempt from income taxes for three years until 2003, is subject to a 7.5% corporation income tax rate until 2006 and 15% thereafter until it no longer qualifies as a "New Technology Enterprise". The parent company is not subject to income taxes.

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

     Income taxes are attributed to the operations in China and consist of:

     ---------------------------------------------------------------------------
                                       2004              2003              2002
     ---------------------------------------------------------------------------

     Current                 $      92,833     $           -     $           -
     Deferred                     (860,300)                -                 -
     ---------------------------------------------------------------------------

     Total income taxes      $    (767,467)    $           -     $           -
     ===========================================================================

     The reconciliation of the Chinese income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

                                                          2004              2003              2002
     ---------------------------------------------------------------------------------------------
                                                             %                 %                 %
     China statutory income tax rate                   (33.00)           (33.00)           (33.00)
     Loss of the Company not subject to tax             33.65             11.00              0.00
     Deferred income taxe recognized                   (17.23)             0.00              0.00
     Benefit of loss carry forward                       0.67              0.00              0.00
     Effect of tax holiday                              (2.17)             0.00              0.00
     Non-deductible expenses                             2.63              0.00              0.00
     Tax asset value greater than net book value         0.00             14.00             20.00
     Loss to be carried forward not realized             0.18              8.00             13.00
     Others                                             (0.10)             0.00              0.00
     ---------------------------------------------------------------------------------------------

     Effective income tax rate                         (15.37)             0.00              0.00
     =============================================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


10.  Income Taxes (continued)
     ------------

     The tax effects of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follow:

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------

     Tax losses carried forward                 $     422,000     $     139,000
     Excess of tax cost over the net book
     value of the certain long-lived assets           860,300           878,000
     Less: valuation allowance                       (422,000)       (1,017,000)
     ---------------------------------------------------------------------------

     Total deferred tax asset                   $     860,300     $           -
     ===========================================================================

     The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by Tangshan Yian have not been recorded in the financial statements, however, the potential benefits arising from tax losses incurred by Sinovac Beijing have been recognized.

     The Company evaluates its valuation allowance requirements on an annual basis by reviewing reviews all available evidence, both positive and negative, and considers whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law.

     With the history of two years taxable income in Sinovac Beijing, the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to timing differences in respect of long lived assets should be reversed. Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of timing differences. If taxable income from operations is not sufficient, the Company will employ tax planning strategies that relate the realization of gains on land use rights at the time that those assets are no longer required.

     Based on these factors, the Company concluded that a valuation allowance in respect of temporary timing differences was not required at December 31, 2004. The valuation allowance relating to losses carried forward of Tangshan Yian is still required as realization of this element of the potential tax benefit is still uncertain.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


11.  Related Party Transactions
     --------------------------

     Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

     (a)  Due from related  parties consist of the following (also see notes 7 &
          8):

     ---------------------------------------------------------------------------------------------
                                                                            2004              2003
     ---------------------------------------------------------------------------------------------

          o    Advances to Tangshan Yian, a company related
               by a common director, bearing interest at 5%
               per annum (secured by the floating charge on
               the property, plant and equipment of Tangshan
               Yian), also see note 7                             $           -     $     786,300

          o    Due from Shenzhen Bio-Port Co., Ltd.
               ("Shenzhen Co."), a non-controlling
               shareholder of Sinovac China, bearing
               interest at the prevailing lending rates in
               China, which ranged from 5% - 6% in 2004. The
               amount was received subsequent to the year
               end                                                      421,327            32,178

          o    Due from Beijing Xinfu, a corporation
               controlled by a director Sinovac China,
               bearing interest at 5% per annum                                -          128,789

          o    Due from Beijing Weiming, a non-controlling
               shareholder of Sinovac China, bearing
               interest at the prevailing lending rates in
               China, which ranged from 5% - 6% in 2004. The
               amount was received subsequent to the year
               end                                                      773,551                 -

          o    Due from a director (see (e) below)                      145,950                 -

          o    Promissory note from a director, including
               accrued interest of $22,048 (see below)                1,671,048                 -
     ---------------------------------------------------------------------------------------------

     Total                                                        $   3,011,876     $     947,267
     =============================================================================================

     The promissory note from a director of the Company with the principal amount of $1,849,000 was due on September 24, 2004. On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement ("Escrow Agreement") with this director to extend the repayment date. Pursuant to the Escrow Agreement, the promissory note shall be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006. The note bears interest at 5% per annum. The Company received $200,000 in 2004 and $200,000 in February 2005 in accordance with the payment schedule. This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the Escrow Agreement.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


11.  Related Party Transactions (continued)
     --------------------------

     (b) Amounts due to related parties are unsecured, do not bear interest, are due on demand, and consist of the following:

          ------------------------------------------------------------------------------------
                                                                        2004              2003
          ------------------------------------------------------------------------------------

          o    Due to Beijing Weiming, a non-controlling
               shareholder of Sinovac China                   $           -     $   1,135,045

          o    Due to Beijing Keding, a non-controlling
               shareholder of Sinovac China (note 8b)                10,481            10,487

          o    Due to Beijing Xinfu, a corporation
               controlled by a director of Sinovac China              5,611                 -

          o    Due to a director                                     13,098            24,942
          ------------------------------------------------------------------------------------

          Total                                               $      29,190     $   1,170,474
          ====================================================================================

     (c) The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

          ------------------------------------------------------------------------------------------------------------
                                                                            2004              2003                2002
          ------------------------------------------------------------------------------------------------------------

          Purchased raw materials from Tangshan Yian              $           -     $           -     $       403,698

          Interest income earned on the advances to related
          parties                                                 $     285,850     $      38,764     $        44,063

          Rent paid to Beijing Weiming, a non-controlling
          shareholder of Sinovac China (see (d) below)            $      42,261     $           -     $         4,019

          Interest expenses incurred on the advances from
          related parties (including interest imputed at the
          rate of 5% per annum on the interest- free
          advances received):                                     $     186,845     $     155,334     $        30,059
          ------------------------------------------------------------------------------------------------------------

     (d) In 2004, the Company entered into two operating lease agreements with Beijing Weiming, a non-controlling shareholder of Sinovac China, with respect to Sinovac China's production plant and laboratory in Beijing, China for an annual lease of totalling of $169,000 (RMB 1,398,680).The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits as at December 31, 2004, is $375,276 (RMB 3,107,289) representing the lease deposit made to this related party.

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


11.  Related Party Transactions (continued)
     --------------------------------------

     (f) In 2004, the Company paid $72,000 and $36,000 to a director of the Company and an individual related to a director of Sinovac China, respectively, relating to management consulting services.

     (g) In June 2003, Sinovac China completed two debt settlements, totaling $2,608,696 with corporations controlled by one of its directors by issuing shares equal to approximately 16% interest in Sinovac China.


12.  Stock Option Plan
     -----------------

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


12.  Stock Option Plan (continued)
     -----------------------------

     A summary of the Company's stock options activities is presented below:

     ---------------------------------------------------------------------------
                                                                        Weighted
                                                     Number of           Average
                                                 Common Shares    Exercise Price
     ---------------------------------------------------------------------------

     Options outstanding at December 31, 2002                -                -
     Granted                                         3,000,000    $        1.31
     ---------------------------------------------------------------------------

     Options outstanding at December 31, 2003        3,000,000             1.31

     Granted                                         2,004,500             4.55

     Forfeited                                          (4,500)           (1.31)

     Cancelled                                            (500)           (1.31)

     Exercised                                         (40,500)           (1.31)
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2004        4,959,000    $        2.62
     ===========================================================================

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


12.  Stock Option Plan (continued)
     -----------------------------


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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


13.  Common Stock
     ------------

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

     (b)  Share Purchase Warrants

          As at December 31, 2004, there are warrants outstanding to purchase up to 7,366,618 shares of common stock of the Company. In particular there are 3,187,418 share purchase warrants outstanding; each warrant entitles the holder to purchase one share of common stock of the Company at $1.65 per share until January 15, 2005 with an exercise price increasing by $0.05 every month thereafter until April 15, 2005, and a "piggyback" right to purchase one additional share of common stock at $3.00 per share until November 14, 2005 only if the holder exercises the share purchase warrant. In 2004, 991,782 share purchase warrants were exercised and as at December 31, 2004, there are 991,782 piggyback warrants exercisable at $3.00 per share until November 14, 2005. There were no share purchase warrants outstanding at December 31, 2003. (Also see note 17c)

     (c)  Stock Issued for Services

          In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services rendered at a value of $40,500.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


14.  Distribution of Profit
     ----------------------

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

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


15.  Segmented Information
     ---------------------

     The Company operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the revenues are generated in China. The Company's assets by geographical location are as follows:

     ---------------------------------------------------------------------------
                                                          2004              2003
     ---------------------------------------------------------------------------
     Assets

     North America                              $     780,000     $     342,268
     China                                         21,640,230        13,441,836
     ---------------------------------------------------------------------------
     Total                                      $  22,420,230     $  13,784,104
     ===========================================================================


16.  Non Cash Transactions
     ---------------------

     (a) In January 2004, the Company issued 3,500,000 shares of common stock and $2,200,000 promissory note for the acquisition of Tangshan Yian (note 7). The $2.2 million promissory note was settled in 2004 by offsetting the amount owed by this related party.

     (b) In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services provided to the Company (note 13c).

     (c) In 2003, Sinovac China issued its shares for debt settlement in the amount of $2,608,696 (Note 11(g)).

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated - Note 2
--------------------------------------------------------------------------------


17.  Subsequent Events
     -----------------

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

     (c) Subsequent to the year end, 1,166,529 share purchase warrants were exercised with total gross proceeds of $1,916,266 and 1,166,529 piggyback warrants were granted to the holders upon the exercise of the original share purchase warrants.

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


                 ON BEHALF OF THE COMPANY, SINOVAC BIOTECH LTD.
                 ----------------------------------------------

                                      Per:



                                 /s/ Weidong Yin
                        ---------------------------------
                                   Weidong Yin
                          President, CEO and a Director



                             Date: November 21, 2005
                             -----------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit #                    Description of Exhibit                     Page No.
---------                    ----------------------                     --------


  31.1        Certification of Disclosure in Sinovac Biotech               105
              Ltd.'s Annual Report by Weidong Yin.

  31.2        Certification of Disclosure in Sinovac Biotech               108
              Ltd.'s Annual Report by Lily Wang.

  32.1        Certification of Weidong Yin pursuant to Section             111
              906 of the Sarbanes-Oxley Act of 2002.

  32.2        Certification of Lily Wang pursuant to Section 906           113
              of the Sarbanes-Oxley Act of 2002.