Form 20-F/A
period 2004-12-31
SINOVAC BIOTECH LTD
filed 2005-12-30
CIK 1084201

__________

Securities and Exchange Commission

FORM 20-F/A-4

[  ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
           or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X]     ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004
……………………….…………………...…………………………………………………

OR

[  ]      TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period
……….………………………………………….……………………...…………………

Commission File Number:      0-29031

SINOVAC BIOTECH LTD.
________________________________________________________________________
(Exact name of registrant as specified in its charter)

                                                            Not Applicable
(Translation of registrant’s name into English)

                                                Antigua, West Indies
(Jurisdiction of incorporation or organization)

      No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R.C.  100085
(Address of principal executive offices)

__________

II

Securities to be registered pursuant to Section 12(b) of the Act.

            None.

Securities to be registered pursuant to Section 12(g) of the Act.

            Common shares with par value $0.001
            (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

            None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

35,815,015 common shares (as at the financial year ended December 31, 2004)

37,573,211 common shares (as at May 15, 2005)

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

Item 17:   X.               Item 18:   __.

__________

i

FORM 20-F INDEX

Item                                                                                                                                 Page No.

FORWARD LOOKING STATEMENTS............................................................................ 1

PART I................................................................................................................................. 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND

ii

Item                                                                                                                                 Page No.

            E.         Dilution 56

iii

Item                                                                                                                                 Page No.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK.............................................................................................................. 64

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES.................................................................................................................. 65
            A.        Debt Securities............................................................................................ 65
            B.         Warrants and Rights.................................................................................... 65
            C.        Other Securities........................................................................................... 65
            D.        American Depositary Shares........................................................................ 65

PART II.............................................................................................................................. 65

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............. 65

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

__________

FORWARD LOOKING STATEMENTS

Sinovac Biotech Ltd. (hereinafter referred to as the “Company”, “Sinovac”, “we”, “us”, or “our”) cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the “Annual Report”), or that are otherwise made by or on behalf of the Company.  For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “except,” believe,” anticipate,” “intend,” “could,” estimate” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable

A.        Offer Statistics

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

B.        Method and Expected Timetable

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

ITEM 3 – KEY INFORMATION

A.        Selected Financial Information

The following table summarizes certain selected financial information with respect to the Company on a consolidated basis as of December 31, 2004, and is qualified in its entirety by reference to the financial statements of the Company and the notes thereto; a copy of which is attached to this Annual Report:

	Year Ended Dec. 31/04 Restated	Year Ended De. 31/03 Restated	Year Ended Dec. 31/02 Restated	Year Ended Dec. 31/01 Restated
Net Sales	$6,454,043	$2,838,933	$649,319	$ -
Net Loss from Continuing Operations
US GAAP	$(4,666,711)	$(872,307)	$(1,166,052)	$(206,408)
Net Loss from Continuing Operations per Share
US GAAP	$(0.14)	$(0.04)	$(0.07)	$(0.01)
Total Assets
US GAAP	$22,420,230	$13,784,104	$12,345,165	$10,923,343
Long Term Obligations
Bank Loan	$1,207,730	$1,207,730	$603,865	$603,865
Weighted Average Common Shares Outstanding
US GAAP	32,742,837	20,081,796	15,891,700	14,709,804

Exchange Rates

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

U.S. Dollars per 1.00 RMB
Year ended December 31

	2004	2003	2002	2001
High	0.1208	0.1208	0.1210	0.1209
Low	0.1208	0.1208	0.1208	0.1208
Average	0.1208	0.1208	0.1208	0.1208
End of Period	0.1208	0.1208	0.1208	0.1208

	May 20, 2005	April 2005	March 2005	February 2005	January 2005	Dec. 2004
High	.	0.1208	0.1208	0.1208	0.1208	0.1208
Low	.	0.1208	0.1208	0.1208	0.1208	0.1208
	0.1208

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

B.        Capitalization and Indebtedness

This is an Annual Report, and therefore, this information is not applicable.

C.        Reasons for the Offer and Use of Proceeds

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

D.        Risk Factors

RISKS RELATED TO SINOVAC'S FINANCIAL CONDITION

The Company has a history of losses and may never achieve profitability.

Sinovac incurred net losses of $4,667,000 for the fiscal year ended December 31, 2004, and $872,000 in 2003.  At December 31, 2004, the Company had an accumulated deficit of $6,155,000.  To become profitable the Company must increase its sales and continue to limit operating expenses growth.  If sales do not grow, or if expenses grow excessively, the Company may not be able to achieve or maintain profitability in the future.

Sinovac will need additional capital to continue development of its new vaccine products and to market existing vaccine products on a large scale.

The Company will need to raise further funds from the capital markets to continue the development and commercialization of its products.  This may delay progress in product development or market.  Although the Company has adequate near-term cash requirements, it may need to undertake significant future financings to complete clinical trials for new vaccines, as well as to facilitate large-scale commercial rollout of new products.  In the future, the Company may require funds in excess of its existing cash resources for the following reasons: to proceed with the development of other vaccine products, including clinical testing relating to new products; to develop or acquire other technologies or other lines of business; to establish and expand manufacturing capabilities; and to finance general and administrative and research activities that are not related to specific products under development.  In the past, Sinovac funded most of its development and other costs through equity financing.  The Company anticipates the need for additional funding, and because operating and capital resources are insufficient to meet future requirements, will have to raise additional funds in the near future to continue the development and commercialization of its products. Unforeseen problems, including materially negative developments in clinical trials or in general economic conditions, could interfere with the Company’s ability to raise additional equity capital or materially adversely affect the terms upon which such funding is available.  It is possible that the Company will be unable to obtain sufficient additional funding when needed. If the Company were unable to obtain additional funding as and when needed, it could be forced to delay the progress of certain development efforts.  Such a scenario poses risks.  For example, the Company’s ability to bring a product to market and obtain revenues could be delayed, competitors could develop products sooner, and/or Sinovac could be forced to relinquish rights to technologies, products or potential products.

The Company may have to rely on new equity financing to raise additional capital and this would dilute stockholders’ holdings

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

RISKS RELATED TO SINOVAC'S TECHNOLOGIES

Sinovac will only receive revenues from its products that have received regulatory approval to sell.  Many factors impact the Company’s ability to obtain approvals for its products.

There can be no assurance that all of the clinical trials pertaining to the Company’s in-development vaccines will be completed within the anticipated time frame.  Furthermore, such trials may be delayed or suspended at any time by regulatory authorities if unforeseen health risks become an issue with the participants of clinical trials.  In addition, pre-clinical and clinical trials of the Company’s products, and the manufacturing and marketing of its technologies, are subject to extensive, costly and rigorous regulation by governmental authorities.  The process of obtaining required regulatory approvals from the China State Food and Drug Administration (“SFDA”) and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product candidates.  For these reasons, it is possible the Company will never receive approval for one or more product candidates in the future.

Delays in obtaining SFDA or foreign approvals for the Company’s products could result in substantial additional costs and adversely affect its ability to compete with other companies.  If regulatory approval is ultimately granted, the approval may place limitations on the intended use of the product the Company wants to commercialize, and may place restrictions on product marketing.

Due to legal and factual uncertainties regarding the scope and protection afforded by patents and other proprietary rights, Sinovac may not have meaningful protection from competition.

Sinovac’s long-term success will substantially depend upon its ability to protect proprietary technologies from infringement, misappropriation, discovery, and duplication, and avoid infringing the proprietary rights of others.  The Company relies on trademarks, trade secrets, confidentiality procedures and contractual provisions and government intellectual property protection assurances to protect its intellectual property.  The Company’s intellectual property rights, and the intellectual property rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues.  Because of this, any future intellectual property rights applications Sinovac undertakes with respect to its SARS vaccine, combination hepatitis A and B vaccine, influenza vaccine, or potential avian flu vaccine may not be granted.  These uncertainties also mean that any patents or intellectual property rights that The Company owns or will obtain in the future could be subject to challenge, and even if not challenged, may not provide The Company with meaningful protection from competition.  Due to Sinovac’s financial uncertainties, it may not possess the financial resources necessary to enforce its patents and/or intellectual property rights.  Intellectual property rights already provided to the Company or pending applications may become subject to dispute, and any dispute could be resolved against the Company. .

Because a substantial number of patents and/or intellectual property rights have been issued in the field of biopharmaceuticals and because such positions can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims obtained in any application or the enforceability of the Company’s patents and/or intellectual property rights cannot be predicted.  Consequently, the Company does not know whether its intellectual property rights or future patent applications will result in the issuance of patents or, whether these patents will be subject to further proceedings limiting their scope, or provide significant proprietary protection or competitive advantage, or become circumvented or invalidated.

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

The Company could be subject to costly and time-consuming product liability actions.

Sinovac manufactures vaccines that are injected into patients to protect against infectious illnesses and, as a result, the Company may in the future be subject to product liability lawsuits.  Any product liability claim brought against the Company, with or without merit, could have a material adverse effect on Sinovac.  Even a meritless or unsuccessful product liability claim could be time consuming, expensive to defend, and could result in the diversion of management’s attention from managing the Company’s core business or result in associated negative publicity.

RISKS RELATED TO MARKETING OF SINOVAC’S POTENTIAL PRODUCTS

Because the Company faces significant international competition from companies with greater resources, Sinovac may be unable to compete effectively.

Competition from other biomedical companies in the global vaccine marketplace is a risk that Sinovac faces.  In a rapidly changing field, this competition is most likely to come from well-established biopharmaceuticals with deep pockets and a proven track record for successful product development and commercialization.  Therefore, there can be no assurance that such potential rivals will not develop more proficient and more affordable vaccine products.  Also, the prospect of another immunology company in North America or elsewhere commercializing the world’s first SARS or avian flu vaccines is a distinct possibility.

Changes in the policies of the Communist Government of China or political instability could delay the further liberalization of the Chinese economy and adversely affect economic conditions in China generally, which could impact the Company’s business and prospects.

Sinovac is currently targeting its products for distribution and sale in China, which represents the domestic market, and in Southeast Asia and other developing countries.  Because of the Company’s concentration in China, its assets and business ventures are susceptible to any reversals of China’s longstanding policies on economic reform or changes in its health policies.  Sinovac’s sales may be adversely impacted by any changes in government, such as changes in leadership or social disruption which may result in restrictions being placed on import and export of foreign goods, acceptance into the local market of foreign health products, advertising of foreign goods and public attitude towards the Company’s vaccines.

The economic environment, pricing pressure and rising wages in China could negatively impact Sinovac’s revenues and operating results.

The Company’s ability to maintain or increase pricing is restricted as clients often expect they will receive volume discounts or special pricing incentives.  Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms.  Large U.S. multinational companies are establishing larger offshore operations in China, resulting in wage pressures for Chinese companies.  Pricing pressures from the Company’s clients, wage pressures in China and an increase in sales and marketing expenditures may have a negative impact on operating results.

Sinovac is investing substantial cash assets in new facilities and physical infrastructure, and profitability could be reduced if business does not grow proportionately.

Sinovac intends to invest substantial cash assets in new facilities and physical infrastructure in 2005.  The Company may encounter cost overruns or project delays in connection with new facilities and physical infrastructure.  These expansions may increase The Company’s fixed costs.  If Sinovac is unable to grow its business and revenues proportionately, profitability will be reduced.

RISKS RELATED TO MANAGEMENT

There are limitations on the enforcement of U.S. laws against Sinovac Biotech Ltd., its management, and others.

Sinovac was incorporated on March 1, 1999, under the laws of Antigua.  The majority of the Board of Directors members are not residents of the United States.  All Company assets are located outside of the United States and substantially all of the directors’ assets are located outside of the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon a majority of the Company’s directors or upon the Company, or enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. securities laws against the Company in Antigua.  Awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Antigua.  In addition, actions brought in a court in Antigua against the Company or members of its Board of Directors to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, a court in Antigua may not award punitive damages.  The United States and Antigua do not currently have a treaty providing for recognition and enforcement of judgments in civil and commercial matters.  Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be automatically enforceable in Antigua.

Sinovac relies heavily on key management personnel and the degree of success of the Company’s business may be dependant on the fulfillment of their employment obligations.

Sinovac’s success is very dependant on the talents, capabilities, efforts and commitment of certain key members of its management team, such as President, Dr. Yin, Professor Pan, Chairman of the Company’s majority owned subsidiary, Sinovac Beijing, of which Sinovac owns 71.56%.  The loss of the service of these members of management could have a material adverse effect on the Company.

RISKS RELATED TO THE MARKET FOR SINOVAC’S COMMON STOCK

The price of the Company’s common stock may be volatile.

There may be wide fluctuation in the price of Sinovac’s common stock.  These fluctuations may be caused by several factors including: announcements of research activities and technology innovations or new products by the Company or its competitors; changes in market valuation of companies in the industry generally; variations in operating results; changes in governmental regulations; developments in patent and other proprietary rights; public concern as to the safety of drugs or treatments developed by the Company or others; results of clinical trials of Sinovac’s products or competitors' products; and regulatory action or inaction on the Company’s products or competitors' products.  From time to time, the Company may hire companies to assist in pursuing investor relations’ strategies to generate increased volumes of investment in the Company’s common stock.  Such activities may result, among other things, in causing the price of Sinovac’s common stock to increase on a short-term basis.  Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small biopharmaceutical companies, like Sinovac, have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

Sinovac may acquire technologies or companies in the future, which could result in the dilution of the Company’s stockholders and disruption of its business, and reduced revenues.

Sinovac is continually evaluating business alliances and external investments in technologies related to its business.  Acquisitions of companies, divisions of companies, businesses, or products entail numerous risks, any of which could materially harm the Company’s business in several ways, including:  diversion of management's attention from their core business objectives and other business concerns; failure to integrate efficiently businesses or technologies acquired in the future with pre-existing business or technologies; potential loss of key employees from either pre-existing business or the acquired business; dilution of existing stockholders as a result of issuing equity securities; and assumption of liabilities of the acquired company.  Some or all of these problems may result from future acquisitions or investments.  Furthermore, the Company may not realize any value from such acquisitions or investments.

Sinovac’s stock may be deemed to be “Penny Stock”

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them.

ITEM 4 – INFORMATION ON THE COMPANY

A.        History and Development of the Company

Incorporation

Sinovac Biotech Ltd. (the “Company”) was incorporated on March 1, 1999, under the laws of Antigua under the name “Net Force Systems Inc.”  By special resolution of the Company dated October 8, 2003, the Company changed its name to “Sinovac Biotech Ltd.”

Corporate Information

The Company’s business address and executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R. China 100085.  The Company’s telephone number is 86-10-82890088 and the Company’s fax number is 86-10-62966910.  The Company’s agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

On September 24, 2003, the Company and Ms. Lily Wang, a natural person of the United States, entered into a share purchase agreement whereby the Company acquired a 51% ownership interest in Sinovac Biotech Co., Ltd., a company organized under the laws of the People’s Republic of China, from Ms. Wang in exchange for the issuance of 10,000,000 newly issued shares of common stock of the Company at a state value of $0.60 per share for a total of $6,000,000 constituting approximately 37% of the Company’s outstanding capital stock on a fully-diluted basis at that time.

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

Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve.  The dedicated reserves are to be appropriated from net income after taxes, determined under the relevant Chinese accounting regulations at a rate determined by the board of directors of the respective subsidiaries, and recorded as a component of shareholders’ equity.  Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.  The dedicated reserves are not distributable other than upon liquidation.

For the year ended December 31, 2004, Sinovac Beijing appropriated 10% of its after-tax profit, determined under the relevant Chinese accounting regulations, to each of the general reserve and the enterprise expansion reserve.  As Sinovac Beijing recorded a loss for the year ended December 31, 2003 and 2002, no appropriation to the dedicated reserves was made.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of its board of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund.  For the year ended December 31, 2004, the board of directors of Sinovac Beijing approved $49,901 (RMB 413,183) for contribution to such fund which shall be utilized for collective staff benefits such as building of staff quarters or housing.  As Sinovac Beijing recorded a net loss for the years end December 31, 2003 and 2002, no appropriation to the staff welfare and bonus fund was made.  The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2004, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements.  As of December 31, 2004, dividends payable of $470,301 represent a minority interest in the share of dividends declared by Sinovac Beijing.

Legal Proceedings

There are currently no legal proceedings involving Sinovac Biotech Ltd.  The Company is not aware of any proceedings being contemplated by any governmental authority.

B.        Business Overview

Sinovac specializes in the research, development and commercialization of vaccines for infectious diseases such as hepatitis A, hepatitis B, influenza, Avian Flu Influenza and Severe Acute Respiratory Syndrome (“SARS”). The Company aspires to become a leader in China’s biotech industry. Working closely with Chinese public health agencies, the Company focuses on manufacturing and marketing human-use vaccines and related products, as well as providing technical and consulting services. Sinovac is the first company in the world to have been granted permission to conduct human clinical trials for a SARS vaccine.

Cash Resources and Liquidity

As of December 31, 2004, the Company had $2,605,051 in cash and cash equivalents and a positive working capital position of $1,814,611.

Stated Business Objectives

The overall strategic mission of the Company is to become a world leader in the research and development, manufacturing and commercialization of vaccines for epidemic viruses such as hepatitis and influenza, and for fast-emerging viruses such as SARS and avian influenza (a.k.a. “bird flu”).

The Company believes that it is possible and financially viable to provide safe, efficient vaccines to all countries regardless of wealth.  Through careful financial management, low production costs and modern, innovative techniques, the Company intends to continue to produce high quality vaccines and successfully service market sectors that many pharmaceutical giants are unable to service.

The following represents the Company’s objectives for 2005:

  Increase hepatitis A vaccine (Healive™) sales and revenues; initiate sales of it’s combined hepatitis A / B vaccine (Bilive™); and sales of its influenza flu vaccine (Anflu™).  To accomplish this objective, Sinovac will:

  Expand the size of its sales force and conduct sales training

  Enhance brand awareness through Chinese media (news, professional publications, and advertising)

  Conduct and participate in promotional activities (conferences, seminars, VIP visits to Company facilities)
  Commence sales of Bilive™ in China (the SFDA approved Bilive™ on January 7, 2005)

  Gain SFDA approval for Anflu™ production facility and commence sales in China

  Complete the Summary Report on Phase I clinical trial on SARS vaccine; entering Phase II clinical trials will depend on the SFDA’s approval and requirements statement

  Continue new vaccine products development, including an avian flu vaccine with the China Centre of Disease Control and Prevention ("China CDC”)

  Register and license Healive™, Bilive™ and Anflu™ for sale in other developing countries

  Forge international strategic partnerships to open overseas markets

  Explore and develop domestic and international R&D and marketing agreements

  Explore acquisition opportunities

Marketing Objectives

The Company’s marketing strategy is based on two capabilities, organic growth, augmented as necessary, and strategically beneficial acquisitions.  The Company will combine and organize these capabilities into a bifurcated marketing plan (regional and global).  Each branch of this plan is intended to focus on public and private sectors in order to achieve sales and growth objectives.  The public sector consists of government and non-government organization (“NGO”) programs, and the private sector consists of independent/ private health insurance companies and private citizens.

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

The second prong of the Company’s marketing strategy contains a contingency plan that goes into effect once the Company creates a blockbuster vaccine for defeating emerging viruses such as SARS or the Avian Flu.  The Company believes a “first to market” advantage opens doors to international markets.  In such a scenario, the Company intends to enter the international market with a worldwide network of professional sales teams and sales networks, a reliable customer-credit management system, and an efficient logistics system.

Description of the Business

General

The Company specializes in the research, development, commercialization, and sales of vaccines for infectious diseases such as hepatitis A, hepatitis B, influenza, Avian Flu and SARS.  The Company aspires to become a leader in China’s biotech industry.  Working closely with Chinese public health agencies, the Company focuses on manufacturing and marketing human-use vaccines and related products, as well as providing technical and consulting services.  The Company is the first company in the world to have been granted permission to conduct clinical trials for a SARS vaccine.

The Company’s hepatitis A vaccine, Healiveä, is currently experiencing strong sales growth in China.  The Company sold 1,002,000 doses of Healiveä in 2004, while in 2003 the Company sold 433,000 doses.  Sales revenues in 2004 totalled approximately $6.5 million, an increase of more than 130% over 2003 sales revenues of $2.8 million.

            The Global Viral Environment

                        Global Viral Background

Although ‘virus’ and ‘vaccine’ are common terms that most people are familiar with, several variations of these terms exist.  To ensure a clear understanding of the Company’s business and market, some definitions and explanations are provided.

Viruses:

A virus is best described as an infectious agent characterized by its inability to reproduce outside of a living host cell.  Viruses may subvert the host cells' normal functions, causing the cell to behave in a manner determined by the virus.

When a virus attacks the body for the first time, the immune system attempts to identify and produce antibodies to fight the virus. The immune system’s success depends on whether it has encountered the virus before and on the aggressiveness of the virus.

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

Hepatitis A

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

Sinovac’s safe and effective BiliveTM product can be priced to support such international programs and still provide significant net profit.

Influenza

Influenza (commonly called “flu”) is a contagious respiratory illness caused by influenza viruses.  Infection with influenza viruses can result in illness ranging from mild to severe and life-threatening complications.

There are three types of the virus:

 - Influenza A viruses that infect mammals (humans, pigs, ferrets, horses) and birds
 - Influenza B viruses that infect only humans
 - Influenza C viruses that infect only humans

All type A influenza viruses, including those that regularly cause seasonal epidemics of influenza in humans, are genetically labile and well adapted to elude host defenses.  Influenza viruses lack mechanisms for the “proofreading” and repair of errors that occur during replication.  As a result of these uncorrected errors, the genetic composition of the viruses changes as they replicate in humans and animals, and the existing strain is replaced with a new antigenic variant.  These constant, permanent and usually small changes in the antigenic composition of influenza A viruses are known as antigenic “drift”.

The tendency of influenza viruses to undergo frequent and permanent antigenic changes necessitates constant monitoring of the global influenza situation and annual adjustments in the composition of influenza vaccines.

Influenza viruses have a second characteristic of great public health concern - influenza A viruses, including subtypes from different species, can swap or “re-assort” genetic materials and merge.  This re-assortment process, known as antigenic “shift”, results in a novel subtype different from both parent viruses.  As populations will have no immunity to the new subtype, and as no existing vaccines can confer protection, antigenic shift has historically resulted in highly lethal pandemics.  For this to happen, the novel subtype needs to have genes from human influenza viruses that make it readily transmissible from person to person for a sustainable period.

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

SARS

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

Avian Flu

Avian influenza (also known as the “bird flu”) is a type of influenza virulent in birds.  It was first identified in Italy in the early 1900s and is now known to exist worldwide.

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

Conditions favorable for the emergence of antigenic shift have long been thought to involve humans living in close proximity to domestic poultry and pigs.  Because pigs are susceptible to infection with both avian and mammalian viruses, including human strains, they can serve as a “mixing vessel” for the scrambling of genetic material from human and avian viruses, resulting in the emergence of a novel subtype.  Recent events, however, have identified a second possible mechanism.  Evidence is mounting that, for at least some of the 15 avian influenza virus subtypes circulating in bird populations, humans themselves can serve as the “mixing vessel”.

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

Principal Products

HealiveTM

Healive™ is the first, and to date, only inactivated hepatitis A vaccine developed in China.  In 1984, Sinovac’s President and CEO, Mr. Weidong Yin, successfully isolated the TZ84 virus strain.  Healive™ took nearly 10 years to develop and gained the New Drug Certificate from the SFDA in 1999.  The manufacturing facility was designed by and equipped by reputable, European companies and certified by the China State Food and Drug Administration (“SFDA”).  Sales began in 2002.

Product testing research demonstrated the effects of Healive™ vaccinations on children have excellent immunogenicity, slight reaction to the inoculation and the same safety profile as inactivated vaccines manufactured by international companies.

Healive is produced by the Company’s 71.56% owned subsidiary, Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), a company organized pursuant to the laws of the People’s Republic of China.

BiliveTM

Bilive™ is the first, and currently only, combined inactivated hepatitis A and B vaccine developed by Chinese scientists.  The R&D and clinical trial period for Bilive™ was impressive; beginning at the end of 1999 and completed in 2003. The SFDA gave its final approval for marketing and sales of Bilive™ on January 7, 2005.

The SFDA also issued a production license for Bilive™ and sales of the vaccine in China will begin in 2005. Bilive™ vaccine has only one directly competing product in the world, GlaxoSmithKline’s Twinrix™, however only its adult dosage vaccine is registered with the Chinese government.  Furthermore, it is very expensive with only a few thousand sales recorded after its launch into the market.

Sinovac used its proprietary hepatitis A vaccine in combination with a genetically engineered hepatitis B vaccine to develop the combined vaccine. Bilive™ is a combined vaccine formulated by purified inactivated hepatitis A virus antigen and recombinant (yeast) hepatitis B surface (HBsAg), absorbed into aluminum hydroxide. Bilive™ induces the body's immune system to generate antibodies as a reaction against hepatitis A and hepatitis B viruses. Hepatitis B is a powerful disease that continues to be a serious global health concern.

The standard, primary Bilive™ vaccination schedule consists of three doses. The second dose is administered one month after the first, and the third dose six months after the first. Booster vaccinations are recommended five years after the initial immunization.

Bilive™ junior is suitable for use in non-immune infants, children and adolescents from one year up to and including 15 years, who are at risk of hepatitis A and hepatitis B infection.

Bilive™ adult is suitable for use in non-immune adults and adolescents 16 years of age and older, who are at risk of hepatitis A and hepatitis B infection.

Bilive™ can be recommended for persons who remain in the vicinity of HAV and/or HBV, users of illicit intravenous drugs, homosexuals and bisexuals, hemophiliacs who receive therapeutic blood products, persons with nephropathy who receive dialysis treatment, and those persons who receive long term blood dialysis.

Bilive™ side effects are rare and of low intensity.  The most common reactions were those at the site of injection, which included transient pain, redness and swelling.  Systemic adverse events seen were fever, headache, fatigue, nausea and vomiting.  These events were transient, only rarely reported and were considered by the subjects as mild.

AnfluTM

Sinovac began split flu vaccine research and development in 2001, completed clinical trials in early 2004, and filed its New Drug Application with the SFDA in June 2004.  Quite significantly, the total time to market for Sinovac’s products have been consistently reduced, from ten years for HealiveTM, to just over four years for BiliveTM, to just under four years for AnfluTM.

The Company received a New Drug Certificate from the SFDA for its split flu vaccine (AnfluTM) on February 25, 2005.  The AnfluTM production line is located in Beijing and nearing completion.  The Company believes it will receive GMP certification for the production line in time to begin sales during the 2005-2006 flu season.

AnfluTM is safe for children and the elderly. Demand is expected to exceed Sinovac’s production capability as demand in China for flu vaccines largely exceeds total supply.  As such, the Company intends to build another, much larger AnfluTM vaccine production facility if financing is obtained.

            SARS

On January 19, 2004, the SFDA authorized the Company’s operating subsidiary in Beijing, Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) Beijing”) to conduct a phase I clinical test of its potential SARS vaccine. Sinovac Beijing is the first institute approved by the SFDA to conduct human clinical trials of a SARS vaccine.

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

            Avian Flu – Pandemic Influenza Vaccine (H5N1)

The National Institute for Biological Standards and Control, a World Health Organization (WHO) influenza laboratory began providing the reverse generic bird flu virus strain in early 2004 to vaccine makers around the world for the purpose of developing a viable vaccine.  Sinovac received the virus in March 2004.

Sinovac signed an avian flu vaccine co-development agreement with the China Centre of Disease Control and Prevention (“China CDC”). Under the terms of the agreement, the Company will apply for the New Drug Certificate, production license, and patents.  As a result, Sinovac will own all commercial rights.

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

Regulatory Environment

The SFDA governs the regulation of vaccines in China.  Sinovac takes the following steps to gain approval from the SFDA to sell its vaccines in China:

Pre-Clinical Trials:  The process involves in-vitro laboratory and in-vivo animal testing.  It also includes a study on the technology process, and establishes quality control and test evaluation standards for the safety, efficacy, and stability of the vaccine throughout animal trial testing.

Clinical Trial Approval:  After a formal review and evaluation of per-clinical results, the SFDA makes a determination to approve or disapprove commencement of human clinical trials using the product.  After three phases of human clinical trial of a new drug, the independently prepared results and three lots of product samples are submitted to the SFDA at the same time the Company applies for a new drug certificate and production license.

New Drug Certificate & Production License:  The new drug certificate grants approval for the research and development process of a drug that has never been approved for production or sale in China. The production license is approval for vaccine production.   After completing three phases of clinical trial and passing the evaluation by a professional delegation, the SFDA will issue a new drug certificated to the manufacturer.  This grants the filing Company intellectual property rights to this drug.  Chinese administrative protection for the new proprietary drug starts from the date of the issuance of the new drug certificate.

GMP certificate:  The GMP certificate is for the monitoring of drug manufacturers. After receiving a new drug certificate and production license, the company submits an application for GMP (Good Manufacturing Protocol) certification. This provides approval for the equipment and control of the manufacturing workshop of the particular drug.

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

In this regard, a number of leading Chinese scientific and medical institutions, such as Beijing University and the Chinese Academy of Medical Sciences, are collaborating with the Company in the research and development of new and improved vaccine biotechnologies.  In particular, the Chinese government is providing a significant amount of its scientific resources to the Company’s aid, in a collaborative effort to develop on an expedited basis a safe and effective vaccine for SARS.

In the last three years, Company expenditures on research and development were as follows:

2004 – Gross expenditures of $1,005,000, less government grants recognized of $719,000 for net expenditures of $286,000.  The Company received $1,688,000 in government research grants in 2004, but the Company did not meet the conditions necessary for recognition of the full amount.

2003 – Gross expenditures of $927,000 less government grants received of $664,000 for net expenditures of $263,000.

2002 – Expenditures of $25,000, with no government grants received.

Safety and Quality Assurance

All of the Company’s facilities conform to the World Health Organization's ("WHO") recommended bio-safety standards and Sinovac’s primary manufacturing plant has been certified as meeting the GMP standard of the China SFDA.  To comply with GMP operational requirements, the Company has written and implemented a quality assurance validation plan, procedures, and a complete documentation system.  The manufacturing facilities for Hepatitis vaccines, Healive™ and Bilive™, have both received the Certificate of Good Manufacturing Practices for Pharmaceutical Products (n. 2515 and 2514) issued by the China SFDA.  Company facilities also meet GMP requirements of Chinese and international regulatory agencies.

Sinovac maintains strict control management of its staff, plant environment, support facilities, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product selling, and sales follow-up resolution.  The Company’s personnel are trained on these procedures and documentations routinely to ensure a proficient comprehensive quality assurance system and the quality of the finished products.

Sinovac bases its operations on an “excellence in service” concept. To meet high goals, the Company established a team of well-known nationwide experts, professors and doctors to provide vaccine customers with support. This team provides the core of the Company’s emergency advisory response center, which promises to take action within 24 hours in case of emergency, 365 days a year.

Sinovac’s facilities are fully compliant with world advanced GMP Quality Assurance System (QAS), international standards on bio-pharmaceutical manufacturing. The production plant for Healive™ vaccine was designed by a well-known European company in accordance with the U.S. FDA and EU GMP requirements, with major equipment and facilities imported from Europe and North America, and the installation and debugging processes completed on a turnkey basis by a European pharmaceutical engineering company. Our key equipment has passed the validation conducted by SVS, which is an FDA-designated GMP validation consulting company.

Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”) is a wholly owned subsidiary of Sinovac.  Tangshan Yian is a research and development center providing support to the parent Company in Beijing.  Tangshan Yian owns and operates a Biosafety level III Laboratory (BSL-3) that is located in the Tangshan Yian facility.  The studies of deadly infectious viruses, such as SARS are required to be conducted in BSL-3 rated laboratories.  The BSL-3 Lab in Tanghsan Tian is constructed and managed according to WHO biosafety manual.

The Market

            Global Market for Vaccines

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

China’s population is the world's largest at 1.3 billion. One of the most challenging health concerns is the vaccination against diseases for its newborns and elderly citizens.  With persistent widespread outbreaks of hepatitis A and B, the annual shortage of influenza vaccines in China is forecasted at some 15 to 20 million doses.

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

Customer Types

Government

Governments across the globe are pledging their support, financially and organizationally to vaccine initiatives.  Where rubella (measles) and smallpox were the traditional child vaccinations, hepatitis and influenza are now being added to increase the scope of preventative medicine.  Government sponsored programs tend to be aimed at “most at risk” groups and are often directed at children more than the elderly.

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

The marketing strategy contains a contingency plan that goes into effect once the Company creates a blockbuster vaccine for defeating emerging viruses such as SARS or the avian flu. The Company believes a “first to market” advantage opens doors to international markets. In such a scenario, Sinovac intends to enter the international market with a worldwide network of professional sales teams and sales networks, a reliable customer-credit management system, and an efficient logistics system.

            Domestic Market Strategy

Sinovac’s domestic marketing is greatly enhanced by Chinese government programs for inactivated hepatitis A vaccines, an inactivated SARS vaccine, and a new human influenza vaccine.  As China’s premier domestic developer and manufacturer of these vaccines, Sinovac has an overwhelming advantage over its competitors.

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

Segment A: Beijing, Guangdong, Jiangsu, Zhejiang, Tianjin

Segment B: Liaoning, Hebei, Shandong, Fujian, Shanghai, Hainan, Shaanxi, Chongqing, Guangxi

Segment C: Helongliang, Jilin/Shanxi, Sichuan, Yunnan, Anhui

Segment D: Henan, Hunan, Jiangxi, Guizhou

            International Market Strategy

Sinovac’s international market focus is on countries with significant vaccine demand, but without the means to afford expensive Western products. The Company has started with Southeast Asian countries through a joint venture licensing/marketing agreement with a successful South Korean pharmaceutical company.  In early 2005, the Company adapted its method of target penetration from utilizing an intermediary marketing company to a tailored direct approach.  As such, the Company terminated its contract with Innopath International and is seeking well-established local companies within each targeted country.

Also in 2004, Sinovac entered a vaccine export agreement with MEHECO to develop the Brazilian market. However, due do a Brazilian Government vaccine distribution policy change, the Company terminated its contract with MEHECO.

The Company intends to accelerate international market growth by placing a priority on sales agreements with companies that can take advantage of Sinovac’s premier research and development capabilities.

The Company has set a goal to sell its products (Healive™, Bilive™ and Anflu™) in the majority of developing Southeast Asian markets within the next five years.

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

Other Developments

International Workshop on Development of SARS and New Human Influenza Vaccines

In March 2004, the Ministry of Science and Technology of China and the World Health Organization held a joint workshop in Beijing, China entitled “International Workshop on Development of Vaccines for SARS and New Human Influenza Vaccines.”  Over 60 experts (scientists, physicians and ethicists) from China and around the world attended the workshop. The workshop included parallel meetings and visits to several institutions, related to various aspects of vaccine programs on SARS, Influenza, HIV/AIDS, Japanese Encephalitis and Malaria.

Sinovac’s President and CEO, Dr. Yin was China’s representative for inactivated SARS and human influenza vaccine development programs.  Dr. Yin and Sinovac deputy general manager, Mr. Jiansan Zhang, presented the Company’s research and development and reported on the protocol of the phase I clinical trial on the inactivated SARS vaccine.  Workshop participants reviewed data from animal trials and discussed additional measures towards refining methodology and data requirements prior to initiating Phase I trial in humans.

Immediately following the summit, Dr. Yin hosted a 12-member delegation from WHO to tour the Company’s facilities.  Sinovac was the delegation’s first stop during its tour of Beijing and Shanghai corporations.

            Former Malaysian Prime Minister Visited Sinovac

On April 21, 2004, former Malaysian Prime Minister Datuk Seri Mahathir Bin Mohamad visited Sinovac with officials from the Chinese People’s Institute of Foreign Affairs. President and CEO, Dr. Weidong Yin gave a brief introduction about the inactivated hepatitis A and SARS vaccine projects to the visitors. The former prime minister expressed keen interest in the inactivated SARS vaccine project by asking many questions about its research and development. This visit supports Sinovac’s growing network with world leaders and establishment of an international presence in the biotechnology sector.

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

Most Chinese citizens have to pay for their own vaccines, even with the advent of private medical and healthcare insurance programs in China.  These insurance programs do not cover payment for vaccines; requiring the patient to purchase the vaccines.  Sinovac believes this health conscious, yet price-sensitive consumer market favors the Company’s products over cheaper less safe domestic vaccines and more expensive Western competitors.

Simply stated, the Company’s competition in China is between old, inefficient Chinese companies on one hand, and expensive, huge, state-of-the-art international companies on the other.  Sinovac believes it has strategic leverage against these competitors by utilizing its innate advantages as a Chinese company with strong connections to government agencies and incorporating state-of-the-art technologies and business practices.  Sinovac’s unique strategic advantages are its investment in world-class R&D facilities; it’s experienced visionary leadership; and its growing sales force.

There are many companies producing vaccines that compete with Sinovac’s products and we have the Company has identified the following companies in particular:

Hepatitis A vaccine:

Live Attenuated - Zhejiang PuKang, Changchun Changsheng, Changchun Institute of Biological Products, Kunming Institute of Biological Products

Inactivated Domestic - Kunming Institute of Biological Products

Inactivated International - GlaxoSmithKline Inc., Merk

Hepatitis A and B vaccine:

Domestic - no competitors identified

International - GlaxoSmithKline Inc.

Influenza vaccine:

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

An example of this are cheap live attenuated hepatitis A vaccines that compete with Sinovac’s Healive™.  These cheap vaccines are so unstable they require strict storage and delivery conditions, and still expire in six months. When the ambient temperature is above 8 degrees Celsius (46.4 degrees Fahrenheit), the hepatitis A vaccine may lose its efficacy, and becomes unsuitable for use.  This makes delivery to many undeveloped areas impracticable.

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

C.        Organizational Structure

Sinovac now owns 71.56% of Sinovac Biotech Co., Ltd., (Sinovac Beijing) (51% at December 31, 2004) a company organized under the laws of the People's Republic of China.  The Company also owns 100% of Tangshan Yian Biological Engineering Co., Ltd., a company also organized under the laws of the People's Republic of China.  Therefore, the Company has two subsidiaries – one that is wholly owned and one that is majority owned.

Acquisition of Additional 20.56% of Sinovac Beijing

On November 30, 2004, Sinovac, entered into a share purchase agreement (the “Share Purchase Agreement”) with China Bioway Biotech Group Co., Ltd. (“Bioway”), Beijing Keding Co., Ltd. (“Keding”) and Shenzhen Bio-Port Co., Ltd. (“Shenzhen”) to purchase an aggregate 20.56% of Sinovac Beijing, its main operating subsidiary.

In accordance with the Share Purchase Agreement, Sinovac paid $3,310,000 cash for the additional 20.56% of Sinovac Beijing, to the following companies: acquired 9.73% from Bioway US$1,570,000; acquired 7.92% from Shenzhen for US$1,270,000; and acquired 2.91% from Keding for US$470,000.  The transaction closed on February 4, 2005.

D.        Property, Plants and Equipment

Office Space

Sinovac’s corporate headquarters and primary research and development facilities are located in the Beijing University Biological Industry Park in a 4,113 square meter, state-of-the-art facility, of which more than 1,000 square meters is used as an office building and more than 2,000 square meters is used for the production plant for hepatitis A vaccine.

Plants

The Company’s new influenza vaccine production line is situated next to its existing Beijing headquarters, at a new manufacturing facility now being built.  This 2,600 square meter facility, built to Chinese Good Manufacturing Practice (the “GMP”) standards, is expected to have a production capacity of 2 million doses of flu vaccine per year.

The Company’s Tangshan Yian facility conducts research and pilot production for other, in-development vaccines. This facility is 4,300 square meters, and includes a world class Biosafety level III Laboratory (“BSL-3”), Cell Culturing Workshop, Pilot Trial Production Workshop, Reagents Manufacture Workshop, and Research Lab for R&D of the split flu vaccine (AnfluTM).  The facility is located in the New Hi-tech Development Zone of Tangshan City, 160 kilometers east of Beijing.  The plant is situated on 20,000 square meters of land and has reserved an additional 10,000 square meters in anticipation of future expansion.

Tangshan Yian provides the Company with low-cost research and development and manufacturing. The advantages of Tangshan Yian's state-of-the-art facilities expanded manufacturing capabilities should enhance the competitive ability of the Company regarding research and production.

Equipment

Steel furring is used for the main portion of the Company’s manufacturing facility, and the architecture is concise.  The manufacturing facility is designed based on Chinese GMP requirements and is divided into clean and non-clean zones.  Sinovac’s manufacturing facility grade classifications include: grades A and B correspond with class 100, M3.5, ISO 5; grade C with class 10,000, M5.5, ISO 7 and grade D with class 100,000, M6.5, ISO 8’.  Superior facilities are selected for the establishment of the Company’s manufacturing facility.  The Company’s subsidiary facilities are mainly constructed in China.  Temperature control is designed to be automatic.  The production control is a centralized design. The Company’s manufacturing facility includes necessary features such as dressing rooms and air brakes.  The design, preparation, fire control, environment protection, labor protection, and energy saving of heating, ventilation, and air conditioning are based on GMP standards and relative domestic requirements.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.        The Company

Management has determined that, in 2003 and 2002, the Company should have treated the acquisition of certain licenses as purchases of in-process research and development. Management has also determined that in 2003, the Company incorrectly capitalized certain research and development costs that should have been expensed. Management has further determined that, in 2001, the Company should have commenced amortization of its hepatitis A vaccine license at the date of purchase, when previously amortization did not begin until July 2002. The Company has also revised the share information and loss per share computation resulting from the retroactive restatement of equivalent shares received in the reverse acquisition transaction. Accordingly, the Company has restated its financial statements for the three years ended December 31, 2004. The following discussion relates to the restated amounts.

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

The Company has estimated the expected volatility of its stock at 74%. The following table shows the effect of a change in the expected volatility of 10%:

	Hypothetical 10% Decrease in Expected Volatility	As Reported	Hypothetical 10% Increase in Volatility

Expected volatility	66.6%	74.0%	81.4%
Stock-based compensation expense	$ 4,091,418	$ 4,428,032	$ 4,705,447
Loss for the year	$ (4,330,097)	$ (4,666,711)	$ (4,944,126)
Loss per share	$ (0.13)	$ (0.14)	$ (0.15)

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

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10%:

	Hypothetical 10% Decrease in Useful Life	As Reported	Hypothetical 10% Increase in Useful Life

Useful life	9 years	10 years	11 years
Amortization expense	$ 215,918	$ 194,326	$ 176,660
Loss for the year	$ (4,688,303)	$ (4,666,711)	$ (4,649,045)
Loss per share	$ (0.14)	$ (0.14)	$ (0.14)

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

Asset	Purchase Price Allocation	Amortization Expense in the Year Ended December 31, 2004

Inactive hepatitis A	$ 1,941,879	$ 194,188
Recombinant hepatitis A&B	506,460	-
Influenza virus HA vaccine	381,058	-

	$ 2,829,397	$ 194,188

The cost of the recombinant hepatitis A&B and influenza virus HA vaccines was written off as in-process research and development expenses in the years of acquisition.

Income Tax Valuation Allowance

The Company has recorded a $860,300 deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of the Company to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law. The Company has reviewed available information, both positive and negative, and has concluded that realization is probable. If the Company’s evaluation of the circumstances is not correct, the Company will have to record a charge to operations in respect of any over-accrual of the benefit.

Year ended December 31, 2004 compared with the year ended December 31, 2003

            Results of Operation

In the following discussion of the Company’s operating results and financial condition, all financial amounts have been rounded to the nearest thousand dollars.

Sales

Sinovac’s sales reflect the value of vaccines sold less any returns and discounts.   Company sales in 2004 and 2003 were entirely comprised of Healive™.  The Company generated revenue of $6,454,000 and $2,839,000 in sales of Healive™ for the years ended December 31, 2004 and December 31, 2003, respectively. Revenue growth in 2004 was due to an expanded sales network and improved corporate profile. The number of doses sold increased from 433,000 in 2003 to 1,002,106 in 2004.

Gross Profit

The Company’s gross profit reflects the contribution from sales after direct costs, such as production labor and production facilities costs. Gross profit margin was 70.0% and 61.8% for the years ended December 31, 2004 and December 31, 2003, respectively. These gross profit amounts are exclusive of depreciation and amortization amounts of $202,000 for 2004 and $202,000 for 2003. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 66.8% and 54.6% for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in gross profit margin was due to economies of scale; increased production of Healive™ decreased the average cost per unit.

Selling, General and Administrative Expenses

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

Research and Development Expenses

Research and development expenses reflect amounts spent on the split flu and SARS vaccines net of government grants to fund these activities, as discussed below. Research and development expenses totaling $1,005,000 and $927,000 for the years ended December 31, 2004 and December 31, 2003, respectively, represent activities on the SARS and split flu (AnfluTM) vaccines.

The Company commenced the study and research of a SARS vaccine after the SARS outbreak of 2003. In 2004, Sinovac became the first company in the world approved to commence a human clinical trial of a SARS vaccine. On May 22, 2004, the commencement of the phase I clinical trial was announced when the first clinical trial volunteer received his first inoculation. A research grant from the Ministry of Science and Technology and other central government agencies on behalf of the Chinese government as a whole, has provided sufficient funding for the phase I clinical trial and demonstrates the support for the Company’s SARS vaccine research.

The Chinese government provided grants to the Company which are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by the government authorities are fulfilled. In the year ended December 31, 2004, the Company received Chinese government SARS and avian flu research grants of $1,640,000 and $48,000, respectively. In the year ended December 31, 2004, the Company recognized government research grant income of $719,000, compared to $664,000 in the previous year. Accordingly, the net research and development expense was $286,000 in the year ended December 31, 2004 and $262,000 in the year ended December 31, 2003.

Provision for Income Taxes

The Company generated an income tax recovery of $767,000 in 2004. It accrued a $93,000 liability for income taxes on profits in Sinovac Beijing and recorded a $860,000 deferred tax recovery that offset this expense. The Company’s taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% corporation income tax rate until 2006 and 15% tax rate after that. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit-making year. Currently, Tangshan Yian is in a loss position.

Interest and Financing Expenses

Interest and financing expenses were $369,000 and $269,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The 2004 increase reflected higher levels of debt, largely due to the purchase of Tangshan Yian.

Net Loss

The Company’s net loss was $4,667,000 and $872,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in net loss in the current year over the previous period was primarily due to increased stock-based compensation since the increase in SG&A was largely funded by an increased contribution from product sales.

Liquidity and Capital Resources

Sinovac’s capital requirements have generally been funded by cash flow from sales revenue and issuances of common stock.  Cash and cash equivalents totaled $2,605,000 at December 31, 2004, which is not sufficient to fund the Company’s business and expansion plans over the next 12 months. Sinovac’s plans for 2005 include:

  Spending $4 million constructing an influenza vaccine production line;
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

The Company’s financing activities generated $6,545,000, which included $5,288,000 of newly raised share capital and $1,281,000 from government funding (net of qualified research and development expenditures). In the year ended December 31, 2004, the Company paid $399,000 to reduce amounts owing to a non-controlling shareholder of Sinovac Beijing. Other financing activities included loan proceeds of $3,268,000, loan payments of $3,099,000 and proceeds from shares subscribed of $207,000.

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

Trend Information

In 2005 the Company expects to increase production and sales of HealiveTM, and initiate production and sales of two new products, BiliveTM (a combined inactivated Hepatitis A and B vaccine) and AnfluTM (an influenza flu vaccine).  Sales of both products are expected to follow HealiveTM’s sales pattern, beginning slowly the first year and growing dramatically (100% or more) the following years.

BiliveTM will be the first new product to launch in 2005 and may take some of HealiveTM’s market.  As a result, the sales growth rate of HealiveTM may stabilize.

Ideally, AnfluTM marketing will begin in late summer of 2005, with sales beginning in the fall.  This market timing will enable the Company to take advantage of their HealiveTM and BiliveTM promotions, thereby leveraging Sinovac’s growing name recognition and confidence in domestic market.

The Company is not certain however that the SFDA will approve the vaccine production license for AnfluTM in time to produce sufficient quantities of vaccines for sale in the 2005 – 2006 flu season. If approval is not received this year, the Company is assured it will happen in time to produce vaccines for the flu season in 2006 - 2007.

Production costs for HealiveTM should continue to decrease, however, first year production costs for BiliveTM and AnfluTM will offset HealiveTM’s lower costs. Combining the above two driving factors, the Company expects the gross margin to remain at the same level in 2005.

The last known uncertain factor that could have a material effect on the Company is a change in government policy on vaccine distribution.  If the regulatory body changes China’s vaccine distribution channel, which is currently through the China CDC system, the Company will need to make changes in its general marketing and sales strategy for the domestic market.

Year ended December 31, 2003 compared with the year ended December 31, 2002

Liquidity and Capital Resources

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

The Company’s most important research and development achievement is the inactivate SARS vaccine.  The SARS research and development expenditures was supported by a grant from the China government for $664,251 (RMB 5,500,000).

Trend Information

The Company's corporate strategy is aggressively directed towards increasing sales during 2004.  There are, however, some external factors that can materially affect the final sales figures for 2004.  These external factors include the government approval process, possible reoccurrence of diseases such as SARS and new competition.

Understandably, government delays in the sales approval for the Company's combined hepatitis A&B vaccine will correspondingly reduce sales figures for the 2004 period.  In addition, the reoccurrence of SARS or similar viruses cannot be guaranteed and as such neither can sales of any respondent vaccine.  Finally, the market sector available to the Company may be reduced if a new competitor obtains approval to sell an equivalent product into the Company’s market and the Company does not increase promotional investment to compensate.

F.         Tabular Disclosure of Contractual Obligations

	Payments due by period ($US)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Short Term Debt Obligations:
- Bank Loan for 5,000,000 RMB at 5.58% per annum repayable on Oct. 28, 2005	$603,865	$603,685	$ -	$ -	$ -
- Bank Loan for 5,000,000 RMB at 5.49% per annum repayable on Dec. 19, 2005	603,865	603,865	-	-	-
- Loan from China High Tech Investment Co., Ltd. for 9,000,000 RMB at 5% per annum (5.4 million RMB of the principal and interest due on Sept. 30, 2005 and remaining balance plus interest due on Dec. 31, 2005	1,250,000	1,250,000	-	-	-
- Employees loan of 1,222,000 RMB at 15% per annum due on demand	147,554	-	147,554	-	-
Long Term Debt Obligations:
- Mortgage of 1,676,167 RMB at 5.04% per annum having a monthly payment of $2,284 and due on May 25, 2014.	202,436	21,498	42,995	42,995	94,948
Purchase Committments
- Rent of influenza manufacturing workshop with quarterly payment of RMB 236,520 and due on Aug. 12, 2024	2,256,652	114,261	228,522	228,522	1,685,348
- Rent of R&D center from China Bioway with quarterly payment of RMB 113,150 and due on Aug. 12, 2024	1,079,571	54,662	109,324	109,324	806,262
Total:	$6,143,943	$2,648,151	$528,395	$380,841	$2,586,558

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director/ Officer of the Company Since	Number of Shares of the Company Beneficially Owned, Controlled or Directed(1)
Weidong Yin Beijing, P.R.C. President, CEO, Secretary and a Director of the Company	Businessman	President, CEO, Secretary and a Director since September 2003	6,544,830
Heping Wang Beijing, P.R.C. Director of the Company	Businessman	Director since September 2003	3,500,000
Lily Wang Beijing, P.R.C. CFO and a Director of the Company	Retired Businesswoman	CFO and a Director since September 2003	9,549,821
Dr. Kim Kiat Ong Singapore Director of the Company	Businessman	Director since November 2003	Nil

Simon Anderson Vancouver, B.C., Canada Director of the Company	Businessman	Director since July 2004	Nil
Hao You Atlanta, Georgia, U.S.A. Director of the Company	Businessman	Director since July 2004	10,000
Zou Bin Vancouver, B.C. Canada Treasurer of the Company	Businesswoman	Treasurer since Dec. 2004	Nil

Notes:
(1)	These figures are as of May 31, 2005

The following are brief profiles of the directors and executive officers of the Company:

>         Mr. Weidong Yin (age 40) has been the President, CEO, Secretary and a Director of the Company since September 24, 2003.  Mr. Yin is also the General Manager of the Company’s subsidiary, Sinovac Biotech Co., Ltd.  Mr. Weidong Yin has been dedicated to hepatitis research for over 20 years.  He is credited with developing the intellectual property that led to the development of the Company’s hepatitis A vaccine.  In addition, Mr. Yin has been appointed to be the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D”, “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D”.  He obtained his Masters degree in Business Administration from the Singapore State University.

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

>                  Ms. Lily Wang (age 46) has been the CFO and a Director of the Company since September 24, 2003.  Ms. Wang graduated from Chamnide University of Honolulu in 1992 with a Masters degree in Business Administration.  Ms. Wang has been working in the accounting and finance area for over 10 years since she graduated.  She was an accounting manager from 1992 to 1995 with AJAX United, a US company, and a Vice-President and Secretary for over nine years with Xinyu Enterprise Development Inc.  Ms. Wang is also a general partner of Tiancheng International Investment Company.

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

>         Ms. Zou Bin (age 35) has been the Treasurer of the Company since December 31, 2004.  Ms. Bin has also been the accounting manager of the Company’s subsidiary, Sinovac Biotech Co., Ltd. from September 2003 to present.  As the accounting manager, Ms. Bin oversees the accounting department of seven staff members, conducts in-depth cost analysis, develops master and operational budgets and prepares financial statements for reporting and tax purposes.  From June 2001 to August 2003, Ms. Bin worked as an accountant for Huading Medical Company in Beijing, China.  Ms. Bin obtained her B.A. (Education) from Beijing Normal University, Beijing, China in 1992.

Aggregate Ownership of Securities

There are presently an aggregate of 19,604,651 shares of the Company’s common stock owned by all of the directors, officers and senior management of the Company, representing 52.18% of the total issued and outstanding shares of the Company’s common stock.

Other Reporting Issuers

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

Conflicts of Interest

Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under Antigua and Barbuda corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company.  All conflicts of interest will be resolved in accordance with the appropriate business corporation statute.  Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the

Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Other Information

There are no family relationships between any of the Directors or Officers of the Company except for Ms. Lily Wang and Mr. Heping Wang, who are brother and sister.  The approximate percentage of business time that each Director and Officer will devote to the Company’s business is as follows:

Name	Percentage of Time
Weidong Yin	100%
Heping Wang	30%
Lily Wang	50%
Kim Kiat Ong	10%
Simon Anderson	5%
Hao You	5%
Zou Bin	30%

B.        Compensation

The Company’s Executive Compensation

The Company’s fiscal year end is the 31st day of December.

The Company has created four Executive Offices, namely that of President, Secretary, CEO and CFO.  In this regard the Company’s named Executive Officers (collectively, the “Named Executive Officers”) are as follows:

Weidong Yin – Mr. Yin was appointed the President, CEO and Secretary of the Company on September 24, 2003 and served as a Director since the same date.

Lily Wang – Ms. Wang was appointed the CFO of the Company on September 24, 2003.

Zou Bin – Ms. Zou Bin was appointed the Treasurer of the Company on December 31, 2004.

For the purpose of this Annual Report, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

“Equity security” means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

“Option” means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

“LTIP” means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company’s securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

“SAR” means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company’s Named Executive Officers during the fiscal year ended December 31, 2004:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(1)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Weidong Yin (2) President, CEO, Secretary and a Director	2004 2003	$40,396 $21,420	48,780 Nil	Nil Nil	500,000 575,000	Nil Nil
Lily Wang (3) CFO and a Director	2004 2003	$72,000 $48,265	Nil Nil	Nil Nil	Nil 200,000	Nil Nil
Zou Bin (4) Treasurer	2004	$36,000	Nil	Nil	Nil	Nil

Notes:
(1)	Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Company’s Named Executive Officers.
(2)	Mr. Weidong Yin was appointed as the President, CEO and Secretary on September 24, 2003.
(3)	Ms. Lily Wang was appointed as the CFO on September 24, 2003.
(4)	Ms. Zou Bin was appointed as Treasurer on December 31, 2004.

The Company anticipates that compensation will be provided by the Company during the Company’s next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans – Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

As of December 31, 2004, the Company had granted the following options to purchase common stock of the Company as follows:

Name of Optionee	Position	Number Of Optioned Shares	Exercise Price	Date Granted	Expiration Date
Jianguo Wei	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yi Bao	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xuguang Han	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xudong Lu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Shuguang Huang	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Zijing Zhang	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Qian Zhang	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Zhibin Gao	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Chunyan Hu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Fanzhuo Kong	Employee	10,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Heqing Gao	Employee	10,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xiulan Zheng	Employee	10,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Chen Wei	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Huiwen Wang	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Zhengyou Lu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yan Liu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Lili Song	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Ran Wu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yi Wu	Employee	500	$1.31	Nov. 13, 2003	Nov. 13, 2008
Tingting Zhang	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yulong Qu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Linging Xu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Li Xu	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Hongmei Sun	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yanmei Yin	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008

Lin Wang	Employee	5,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Weidong Yin	Director	300,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Lily Wang	Director	200,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Heping Wang	Director	200,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
K.K. Ong	Director	200,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Aihua Pan	Employee	300,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jiansan Zhang	Employee	90,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Nan Wang	Employee	80,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yingqun Wang	Employee	70,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xuejie Gong	Employee	80,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Changjun Fu	Employee	80,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jingling Qin	Employee	60,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jiangting Chen	Employee	60,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jingning Wang	Employee	60,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xiaomei Zhang	Employee	60,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Wei Zhao	Employee	60,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Zhenshan Zhang	Employee	60,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Liangxiang Hu	Employee	40,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jinfeng Huang	Employee	40,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Zhiguo Niu	Employee	40,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xuebin Li	Employee	40,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Ming Xia	Employee	40,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yuxuan Liu	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yingjun Wei	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Lan Wei	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Qiang Gao	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yanru Pei	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Baoxiang Gong	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yanwei Zhao	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xu Wang	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Ziqiang Zhang	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Zhongshan Han	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jian Li	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jing Li	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Yufen Liu	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Jinshui Yin	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Guoxing Liang	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xiaojun Zhou	Employee	30,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Chuan Qing	Employee	20,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Xiaopin Dong	Employee	10,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Weidong Yin	Director	275,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Weidong Yin	Director	500,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xianping Wang	Employee	400,000	$4.55	Apr. 14, 2004	Apr. 14, 2009

Heping Wang	Director	400,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Sinoglobe Worldwide	Consultant	100,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Michael Tan	Consultant	100,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Technique Capital	Consultant	100,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Viking Investment	Consultant	100,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jiansan Zhang	Employee	13,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Nan Wang	Employee	12,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Yingqun Wang	Employee	12,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xuejie Gong	Employee	12,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Changjun Fu	Employee	12,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jingling Qin	Employee	9,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jianting Chen	Employee	9,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jingning Wang	Employee	9,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xiaomei Zhang	Employee	9,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Wei Zhao	Employee	9,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Zhenshan Zhang	Employee	9,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Liangxiang Hu	Employee	6,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jinfeng Huang	Employee	6,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Zhiguo Niu	Employee	6,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xuebin Li	Employee	6,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Ming Xia	Employee	6,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Yuxuan Liu	Employee	4,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Yingjun Wei	Employee	4,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Lan Wei	Employee	4,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Qiang Gao	Employee	4,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Yanwei Zhao	Employee	4,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jianguo Wei	Employee	3,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Yi Bao	Employee	3,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Shujuan Zhang	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Changjiu Zhang	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Hanbo Chen	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Zheng Chen	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Lin Gao	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xiangjun Li	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Maolin Peng	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xiaobing Wang	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Laichun Zhang	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Li Sun	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Yujing Zhu	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Wei Hu	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Guang Yang	Employee	10,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Hong Gao	Employee	10,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Ye Ning	Employee	10,000	$4.55	Apr. 14, 2004	Apr. 14, 2009

Xiaoping Dong	Employee	5,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Wei Xu	Employee	3,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jing Li	Employee	4,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xiaojuan Lian	Employee	4,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Luqiu Li	Employee	4,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Xuyang Feng	Employee	3,500	$4.55	Apr. 14, 2004	Apr. 14, 2009
Peng Wang	Employee	4,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Shaoqian Liu	Employee	4,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Jia Luo	Employee	4,000	$4.55	Apr. 14, 2004	Apr. 14, 2009
Guang Yang	Employee	4,500	$3.36	June 9, 2004	June 9, 2009

A total of 5,000,000 shares are issuable pursuant to stock options.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of the Company’s Directors

For the Company’s most recently completed fiscal year:

(a)                no compensation of any kind was accrued, owing or paid to any of the Company’s current Directors for acting in their capacity as such;

(b)               no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company’s current Directors for acting in their capacity as such;

(c)                no compensation of any kind was accrued, owing or paid to any of the Company’s current Directors for services rendered to the Company as consultants or experts;

(d)               no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company’s current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

(e)                no SARs or LTIPs were outstanding or in effect in favour of any of the Company’s Directors; and

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

The Company’s executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

D.                Employees

The Company has 169 full time employees as at December 31, 2004.  The Company has incurred employee compensation expenses of $788,000 (salaries, wages and benefits but excluding stock-based compensation) in the year ended December 31, 2004.

In addition to these employees, the Company also retains the services of certain consultants on an “as needed” basis.

E.                 Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Shares (1)
Weidong Yin	President, CEO, Secretary and a Director	6,544,830
Lily Wang	CFO and a Director	9,549,821
Heping Wang	Director	3,500,000
Dr. Kim Kiat Ong	Director	Nil

Simon Anderson	Director	Nil
Hao You	Director	10,000
Zou Bin	Treasurer	Nil

Note:

(1)	These figures are as of May 31, 2005.

As a group, the directors and Executive Officers of the Company hold 19,604,654 shares of common stock, which is 52.18% of the total amount of issued and outstanding such shares (see the section entitled “Options” in this memorandum for detailed information regarding any and all Options held by the directors and Named Executive Officers.)

Public and Insider Ownership

The directors, officers and insiders of the Company hold an aggregate of 19,604,654 shares of common stock of the Company on a non-fully diluted basis, which is 52.18% of the then issued and outstanding such shares, as opposed to the public owning an aggregate of 17,968,557 such shares, or 47.82% of the issued and outstanding shares of the Company’s capital stock, assuming that no warrants to acquire common shares of the Company are exercised.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

To the knowledge of management of the Company, as at April 30, 2005 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Common Shares
Lily Wang	9,549,821	25.42%
Weidong Yin	6,544,830	17.42%

All the shareholders of the Company have the same voting rights.

To the best of the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company other than as stated in this Annual Report.

B.                 Related Party Transactions

None of the current directors or officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either event, has or will materially affect the Company, except for Lily Wang and Heping Wang.

On September 24, 2003, Lily Wang and the Company entered into an agreement, whereby the Company purchased Ms. Wang’s ownership interest in Sinovac Biotech Co., Ltd., a company organized pursuant to the laws of the People's Republic of China, for 10,000,000 shares of the Company’s common stock issued to Ms. Wang at a deemed price of $0.60 per share constituting approximately 37% of the Company’s outstanding common stock after such issuance.

On January 26, 2004, Heping Wang and the Company entered into an agreement, whereby the Company acquired Mr. Wang’s ownership interest in Tangshan Yian Biological Engineering Co., Ltd., a company organized pursuant to the laws of the People’s Republic of China, for 3,500,000 shares of the Company’s common stock issued to Mr. Wang plus $2,200,000 in cash.

On October 12, 2004, Sinovac Biotech Ltd. (the “Company”) and Lily Wang, a current director and officer of the Company, entered into a Pledge, Escrow and Promissory Note Agreement (the “Agreement”), whereby Ms. Wang owes Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”), which is now a wholly-owned subsidiary of the Company, an unsecured sum of US$1,849,000 (the “Loan”) and Ms. Wang has offered to grant the Company security on 3,000,000 common shares (the “Shares”) in the capital of the Company owned by Ms. Wang as security for the Loan and to make payments in accordance with this Agreement.  Ms. Wang has agreed to place into escrow and pledge the Shares and to grant a pledge of all her rights and interest in such Shares to secure with the Shares the Loan and recovery of any part thereof on default of payment and which Loan is to be repaid on or before November 15, 2006 in accordance with the terms of this Agreement.  According to the Agreement, Ms. Wang promises to pay to the Company the Loan on the following terms:

(a)                the Loan shall be paid in installments of US$200,000 commencing with the first payment November 15, 2004 and the like amount each three months thereafter (each payment an “Installment”) with any remaining sum due November 15, 2006;

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

On October 12, 2004, the Company and Heping Wang, a current director of the Company entered into a Pledge, Escrow and Indemnity Agreement (the “Agreement”), whereby the Company, through its wholly-owned subsidiary, Tangshan Yian, owes China High Tech Investment Co., Ltd. the sum of 9,000,000 RMB (the “Loan”), plus accrued interest, which is due and owing on demand.  The Company acquired the Loan plus accrued interest in the course of acquiring Tangshan Yian from Mr. Wang and for which Mr. Wang agreed to indemnify and pay the Company for all payments and costs (the “Indemnity”) of the Loan, as and when incurred by the Company and within thirty (30) days of demand for any Indemnity, whether in whole or part, and Mr. Wang has agreed to provide security for such Indemnity.  Mr. Wang has offered to grant to the Company security on 1,500,000 common shares (the “Shares”) in the capital of the Company owned by Mr. Wang as security for the Indemnity and Loan (hereafter collectively also referred to as the “Loan”) and to make payments in accordance with this Agreement.  Mr. Wang has agreed to place into escrow and pledge the Shares and to grant a pledge of all his rights and interest in such Shares to secure with the Shares the Loan and recovery of any part thereof on default of payment and which Loan is to be repaid in accordance with the terms of this Agreement.  According to the Agreement, Mr. Wang acknowledges his liability to indemnify the Company for the Loan and promises to pay to or for the Company such of the Loan as the Company may suffer to pay from time-to-time on the following terms:

(a)                the Company shall submit to Mr. Wang notice of all demands (“Demand”) for payment of all or any part of the Loan and the Company shall pay, subject to lawful defenses, the Demand at and when the Demand requires; and

(b)               in the event that the Company shall pay any of the Loan the Company shall deliver on Mr. Wang notice of such payment (and evidence thereof) and Mr. Wang shall repay the Company within 30 days of such notice.

On October 14, 2004, the Company and Heping Wang entered into a letter agreement (the “Letter Agreement”) whereby the Company and Heping Wang agreed that the Company will not be required to pay the $2,200,000 that it owes to Heping Wang, which was part of the consideration to be paid by the Company to Heping Wang for the purchase of 100% of the issued and outstanding shares of Tangshan Yian, and which is due and payable on January 30, 2005, until Heping Wang first pays the $2,600,000 that he owes to Tangshan Yian, which is now a wholly owned subsidiary of the Company.

C.                 Interests of Experts and Counsel

This section is not applicable to the Company.

ITEM 8 – FINANCIAL INFORMATION

A.                 Financial Statements and other Financial Information

The audited financial statements for the Company for the fiscal years ending December 31, 2004, and 2003 form a material part of this Annual Report.  See Item “19” hereinbelow.

B.                 Significant Changes

There have not been any significant changes in the Company since the date of the most recent audited financial statements other than those disclosed in this Annual Report.

ITEM 9 – THE OFFERING AND LISTING

A.                 Offer and Listing Details

This Annual Report does not relate to any offering of the Company’s shares.

The following table indicates the annual high and low market prices over the last two fiscal years since the Company’s common stock was not listed until February 21, 2003 on the OTCBB and then on the American Stock Exchange under the symbol “SVA” on December 8, 2004:

Year	Annual High	Annual Low
2004	$6.95	$1.71
2003 (1)	$1.80	$0.75

Notes:
(1)	The Company commenced trading on the OTCBB on February 21, 2003.

The following table indicates the high and low market prices for each full financial quarter since February 21, 2003:

Quarter Ended	High	Low
Mar. 31, 2005	$3.60	$2.70
Dec. 31, 2004	$4.45	$3.30
Sept. 30, 2004	$3.85	$2.64
June 30, 2004	$6.01	$2.93
March 31, 2004	$6.95	$1.71
Dec. 31, 2003	$1.80	$0.75
Sept. 30, 2003	$0.78	$0.75
June 30, 2003	No trading	No trading

B.        Plan of Distribution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

C.        Markets

The Company’s securities traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004.  From December 8, 2004, the Company’s securities have been trading on the American Stock Exchange under the symbol “SVA”.

D.        Selling Shareholders

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

E.         Dilution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

F.         Expenses of the Issue

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

ITEM 10 – ADDITIONAL INFORMATION

A.        Share Capital

This section is not applicable to the Company as this is an Annual Report.

B.        Memorandum and Articles of Association

Objects and Purpose

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

  Consulting Agreement entered into between the Company and Sinoglobe Worldwide Limited, dated November 1, 2003.

  Consulting Agreement entered into between the Company and Michael Tan, dated November 1, 2003.

  Consulting Agreement entered into between the Company and Technique Capital Corp., dated November 1, 2003.

  Share Purchase Agreement entered into between the Company, Tangshan Yian Biological Engineering Co., Ltd. and Mr. Heping Wang, dated January 26, 2004.

  Consulting Services and Finder’s Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004.

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

Effective December 14, 2004, the Company’s Board of Directors approved a Financial Advisory Agreement, which was executed on November 9, 2004, between the Company and Credit Suisse Advisory Partners AG (“CSAP”), a subsidiary of Credit Suisse Group, under which CSAP was appointed to act as the Company’s exclusive financial advisor in accordance with the terms of the agreement.  The scope of work to be performed by CSAP for the Company under the Financial Advisory Agreement includes assisting the Company prepare for potential capital raising via private placements (including assisting the Company develop key positioning themes and investment highlights), assisting the Company identify and negotiate with potential financial and/or strategic investors and providing other financial advisory services to help the Company prepare for a potential future public offering and listing on a major stock exchange.  The term of the mandate under the Financial Advisory Agreement is 12 months commencing the date of signing of the agreement, though exclusivity of the agreement may be terminated by the Company at an earlier time to the extent certain financing benchmarks are not reached.

Remuneration to be paid to CSAP under the Financial Advisory Agreement includes a cash retainer fee and a contingent success fee (made up of cash and warrants) to be paid in relation to potential fund raising exercises carried out by the Company.  Either party to the Financial Advisory Agreement can terminate such agreement at any time by giving a two-weeks notice in writing.  However, the Company shall be obliged to compensate CSAP in full in accordance with the terms of the Remuneration and Expenses provisions set out in the Financial Advisory Agreement in the event that within twelve months of the agreement’s termination the Company successfully concludes any fund raising exercise or mergers and acquisitions transaction with investors and/or strategic partners introduced by or through CSAP.

D.        Exchange Controls

            Not applicable.

E.         Taxation

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

H.        Documents on Display

The above contracts respecting the Company may be inspected at the Company’s Canadian counsel’s office in the Province of British Columbia, located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5 for a period of 30 days following the filing of this Annual Report.

I.          Subsidiary Information

The Company is a 71.56% majority owner of Sinovac Biotech Co., Ltd., a company organized under the laws of the People’s Republic of China, and a 100% owner of Tangshan Yian Biotechnology Engineering Co., Ltd., a company organized under the laws of the People’s Republic of China.  Therefore, the Company has two subsidiaries – one which is wholly owned and one which is majority owned.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

While the Company’s financial statements are denominated in United States dollars, most of its operations are located in China, where transactions are denominated in the Chinese currency RMB. During the year ended December 31, 2004, the exchange rate between the United States dollar and the RMB was essentially fixed at US$1.00 = 8.28 RMB.

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

	Denominated in		Total Value in US$	Effect of a 10% Change in Exchange Rate
	US$	RMB
Cash and cash equivalents	775,167	15,151,436	2,605,051	7.0%
Due from related parties – net	1,671,048	10,860,363	2,982,686	4.4%
Accounts payable and accrued liabilities	192,573	19,263,656	2,519,102	9.2%

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

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.        Debt Securities

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

This Annual Report does not relate to any offering of the Company’s securities.  Therefore, this section is not applicable to the Company.

ITEM 15 – CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective. Subsequently, management identified shortcomings in our disclosure controls relating to the accounting treatment of purchased intellectual property. Subsequent to year-end, we revised controls relating to whether the cost of such assets should be capitalized or charged to operations as in-process research and development. In conjunction with this change, we revised our controls relating to when amortization should commence on the purchase of vaccine rights. We also revised controls relating to the presentation of reverse merger transactions. Following the implementation of these changes, our management is satisfied as to the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

 There were no changes in the Company’s internal controls over financial reporting that occurred during the fourth quarter ended December 31, 2004, that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee, and that person is Simon Anderson.

ITEM 16B – CODE OF ETHICS

As of the date of this Annual Report, the Company has not yet adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  However, the Company intends to adopt such a code of ethics in the near future.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

(1) Audit Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and review of financial statements included in the Company’s Form 20-Fs or services that are normally provided by the accountant in connection with statutory and regulatory engagements for those fiscal years was:

2004 – $77,800 - Moore Stephens Ellis Foster Ltd.
2003 – $68,850 - Moore Stephens Ellis Foster Ltd.

(2) Audit - Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported in the preceding paragraph:

2004 – $25,950 – Moore Stephens Ellis Foster Ltd.
2003 – $22,295 – Moore Stephens Ellis Foster Ltd.

(3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2004 – Nil – Moore Stephens Ellis Foster Ltd.
2003 – Nil – Moore Stephens Ellis Foster Ltd.

(4) All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2004 – Nil – Moore Stephens Ellis Foster Ltd.
2003 – Nil – Moore Stephens Ellis Foster Ltd.

ITEM 17 – FINANCIAL STATEMENTS

The restated audited balance sheet of the Company as at December 31, 2004 and 2003, the restated statements of shareholders’ equity, operations and cash flows for the three years ended December 31, 2004, 2003 and 2002 are attached hereto and form a material part of this Annual Report.

ITEM 18 – FINANCIAL STATEMENTS

            Not applicable.

ITEM 19 – EXHIBITS

A.        Restated Financial Statements

This Annual Report contains the following restated financial statements and information respecting the Company:

  Auditors’ Reports for the Company’s financial statements for the period ended December 31, 2004 dated March 11, 2005 and November 15, 2005.

  Restated Balance Sheets for the Company dated December 31, 2004and 2003.

  Restated Consolidated Statement of Shareholders’ Equity for the Company for the years ended December 31, 2004, 2003 and 2002.

  Restated Consolidated Statement of Operations for the Company for the years ended December 31, 2004, 2003 and 2002.

  Restated Consolidated Statement of Cash Flows for the Company for the years ended December 31, 2004, 2003, and 2002.

  Notes to the Restated Financial Statements for the Company.

B.        Exhibits

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

10.6*   Consulting Services and Finder’s Fee Agreement entered into between the Company and Roberto Ebrahimi, dated April 23, 2004.

10.7†   Pledge, Escrow and Promissory Note Agreement entered into between the Company and Lily Wang, dated October 12, 2004.

10.8†   Pledge, Escrow and Indemnity Agreement entered into between the Company and Heping Wang, dated October 12, 2004.

10.9†   Share Purchase Agreement entered into between the Company, China Bioway Biotech Group Co., Ltd., Beijing Keding Co., Ltd. and Shenzhen Bio-Port Co., Ltd., dated November 30, 2004.

10.10† Cooperation Agreement on the Research and Development of Avian Flu Vaccine for Human Use entered into between the Company and the Center for Disease Control & Prevention of China, effective December 15, 2004.

10.11† Corporate Services Agreement entered into between the Company and Segue Ventures LLC, dated for reference effective May 1, 2005.

31.1     Certification of Disclosure in Sinovac Biotech Ltd.’s Annual Report by Weidong Yin.

31.2     Certification of Disclosure in Sinovac Biotech Ltd.’s Annual Report by Lily Wang.

32.1     Certification of Weidong Yin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2     Certification of Lily Wang pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-------------
Notes:
*              Previously filed as an exhibit to the Form 20-F filed on June 30, 2004, and incorporated herein by reference.
†              Previously filed as an exhibit to the Form 20-F filed on May 27, 2005, and incorporated herein by reference.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Restated Consolidated Financial Statements
(Expressed in U.S. Dollars)

December 31, 2004 and 2003

Index

Reports of Independent Registered Public Accounting Firm

Restated Consolidated Balance Sheets

Restated Consolidated Statements of Stockholders’ Equity

Restated Consolidated Statements of Operations

Restated Consolidated Statements of Cash Flows

Notes to Restated Consolidated Financial Statements

MOORE STEPHENS
ELLIS FOSTER LTD.
           CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website:  www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

We have audited the consolidated balance sheets of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc.) (“the Company”) as at December 31, 2004 and 2003, and the related consolidated statements of stockholders’ equity, operations and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Vancouver, Canada                                                    “MOORE STEPHENS ELLIS FOSTER LTD.”
March 11, 2005 except for note 2 which                                       Chartered Accountants
is as of November 18, 2005

MSEFA partnership of incorporated professionals
              An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens
             International Limited
              - members in principal cities throughout the world

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Consolidated Balance Sheets
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

Restated – Note 2		2004		2003

ASSETS

Current assets
Cash and cash equivalents		$2,605,051		$1,420,047
Restricted cash		391,481		-
Accounts receivable – net (note 4)		3,353,287		1,470,761
Inventories (note 5)		487,243		1,047,920
Prepaid expenses and deposits (note 11d)		438,614		13,723
Due from related parties (note 11a)		1,194,878		-

Total current assets		8,470,554		3,952,451

Property, plant and equipment (note 6)		10,042,063		7,459,883

Due from related parties (note 11)		1,816,998		947,267

Deferred tax asset (Note 10)		860,300		-

License and permit (notes 2 and 8)		1,230,315		1,424,503

Total assets		$22,420,230		$13,784,104
============================================	===	============	====	=========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable (note 9)		$2,605,314		$752,415
Accounts payable and accrued liabilities		2,519,102		1,483,690
Due to related parties (Note 11b)		29,190		1,170,474
Dividends payable		470,301		-
Deferred research grants		1,032,036		-

Total current liabilities		6,655,943		3,406,579

Long-term debts (note 9)		202,436		603,865

Total liabilities		6,858,379		4,010,444

Minority interest		3,124,640		4,205,292

Commitments (notes 11d and 17a)

STOCKHOLDERS' EQUITY

Preferred stock		-		-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil

Common stock		35,815		27,091
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 35,815,015 (2003 - 27,091,033)

Subscriptions received		206,950		1,031,959
Additional paid in capital		18,151,878		5,798,220
Accumulated other comprehensive income		(1,613)		206
Dedicated reserves		199,606		-
Accumulated deficit		(6,155,425)		(1,289,108)

Total stockholders' equity		12,437,211		5,568,368

Total liabilities and stockholders’ equity		$22,420,230		$13,784,104
============================================	===	============	====	=========

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)

Restated – Note 2													Accumulated
							Compre-						other		Subscript-
					Additional		hensive				Accumulated		compre-		ions		Total
	Common stock				paid in		income		Dedicated		earnings		hensive		(receivable)	stockholders’
	Shares		Amount		capital		(loss)		reserves		(deficit)		income		and received		equity

Balance, December 31, 2001	14,709,804		$14,710		$7,993,161		$-		$-		$(206,408)		$-		$(1,020,139)		$6,781,324

Contribution of drug licenses for shares at
transferor’s cost	1,760,784		1,761		456,873		-		-		-		-		-		458,634

Subscriptions receivable received	-		-		-		-		-		-		-		1,020,139		1,020,139

Component of comprehensive income (loss)
- Net loss for the year	-		-		-		(1,166,052)		-		(1,166,052		-		-		(1,166,052)

Comprehensive loss	-		-				$(1,166,052) =========

Balance, December 31, 2002	16,470,588		16,471		8,450,034		-		-		(1,372,460)		-		-		7,094,045

Debt exchange for shares (note 11g)	3,137,255		3,137		2,605,559		-		-		-		-		-		2,608,696

Recapitalization adjustment (note 1)	_				(5,426,848)		-		-		955,659		-		-		(4,471,189)

Spin-off of minority interest on recapitalization	(9,607,843)		(9,608)		9,608		-		-		-		-		-		-

Recapitalization to effect the acquisition of
Net-Force (note 1)	17,091,033		17,091		(16,991)		-		-		-		-		-		100

Balance after recapitalization adjustment	27,091,033		27,091		5,621,362		-		-		(416,801)		-		-		5,231,652

Imputed interest on advances from related parties	-		-		57,277		-		-		-		-		-		57,277

Stock-based compensation	-		-		119,581		-		-		-		-		-		119,581

Subscriptions received	-		-		-		-		-		-		-		1,031,959		1,031,959

Component of comprehensive income (loss)
- Foreign currency translation	-		-		-		206		-		-		206		-		206

- Net loss for the year	-		-		-		(872,307)		-		(872,307)		-		-		(872,307)

Comprehensive loss							$(872,101) ==========

Balance, December 31, 2003	27,091,033		$27,091		$5,798,220				$-		$(1,289,108)		$206		$1,031,959		$5,568,368
==================================	===========	===	========	===	========	===	==========	===	=======	===	==========	===	=========	==	=========	===	===========

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)

Restated – Note 2												Accumulated
							Compre-						other		Subscript-
					Additional		hensive				Accumulated		compre-		ions		Total
	_____Common stock_____				paid in		income		Dedicated		earnings		hensive		(receivable)	stockholders’
	Shares		Amount	capital			(loss)		reserves		(deficit)		income		and received		equity

Balance, December 31, 2003	27,091,033		$27,091		$5,798,220	$			$-		$(1,289,108)		$206		$1,031,959		$5,568,368

Imputed interest on advances from related parties	-		-		1,329		-		-		-		-		-		1,329

Stock-based compensation	-		-		4,428,032		-		-		-		-		-		4,428,032

Common stock issued in connection with
acquisition of Tangshan Yian	3,500,000		3,500		1,569,543		-		-		-		-		-		1,573,043

Private placement	4,179,200		4,179		4,745,821		-		-		-		-		(1,031,959)		3,718,041

Exercise of stock options	40,500		41		53,014		-		-		-		-		-		53,055

Exercise of warrants	991,782		991		1,515,432		-		-		-		-		-		1,516,423

Stock issued for services	12,500		13		40,487		-		-		-		-		-		40,500

Subscriptions received	-		-		-		-		-		-		-		206,950		206,950

Component of comprehensive income (loss)
- Foreign currency translation	-		-		-		(1,819)				-		(1,819)		-		(1,819)

- Net loss for the year	-		-		-		(4,666,711)				(4,666,711)		-		-		(4,666,711)

Transfer to dedicated reserves (note 14)	-		-		-		-		199,606		(199,606)		-		-		-

Comprehensive loss							$(4, 666,530) ==========

Balance, December 31, 2004	35,815,015		$35,815		$18,151,878				$199,606		$(6,155,425)		$(1,613)		$206,950		$12,437,211
==================================	===========	===	======	===	=========	===	==========	===	========	===	==========	===	=========	===	=========	===	=========

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)

Restated – Note 2		2004		2003		2002

Sales		$6,454,043		$2,838,933		$649,319

Cost of sales – exclusive of depreciation of land use rights and amortization of licenses and permits of $201,785 (2003 - $201,802; 2002 - $201,648) (Note 11)		1,937,983		1,085,881		251,711

Gross profit		4,516,060		1,753,052		397,608

Selling, general and administrative expenses (Notes 11 and 13(c))		4,414,564		1,629,118		792,078

Stock-based compensation		4,428,032		119,581		-

Research and development expenses – net of $719,220 in government research grants (2003 - $664,251, 2002 - $Nil) (Note 3(l))		285,826		262,495		24,535

Purchased in process research and development (Note 2)		-		381,058		476,750

Depreciation of property, plant and equipment
and amortization of licenses and permits		333,881		271,115		240,431

Total operating expenses		9,462,303		2,663,367		1,533,794

Operating loss		(4,946,243)		(910,315)		(1,136,186)

Interest and financing expenses (Note 11)		(369,491)		(268,758)		(81,009)

Interest and other income (Note 11)		321,460		40,869		51,143

Loss before income taxes and
minority interest		(4,994,274)		(1,138,204)		(1,166,052)

Income taxes (Note 10)		767,467		-		-

Loss before minority interest		(4,226,807)		(1,138,204)		(1,166,052)

Minority interest share of (earnings) loss		(439,904)		265,897		-

Net loss for the year		$(4,666,711)		$(872,307)		$(1,166,052)
====================================	===	==========	====	==========	====	==========

Loss per share – basic and diluted		$(0.14)		$(0.04)		$(0.07)
====================================	===	==========	====	==========	====	==========

Weighted average number of shares of
common stock outstanding
- Basic and diluted		32,742,837		20,081,796		15,891,700
====================================	===	==========	====	==========	====	==========

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002
(Expressed in U.S. Dollars)

Restated – Note 2	2004		2003		2002

Cash flows from (used in) operating activities
Net loss for the year	$(4,666,711)		$(872,307)		$(1,166,052)
Adjustments to reconcile net loss to net cash
used by operating activities:
- deferred income taxes	(860,300)		-		-
- stock-based compensation	4,428,032		119,581
- common stock issued for services	40,500		-		-
- In-process research and development acquired with stock	-		381,058		476,750
- provision for doubtful debts	373,519		148,551		-
- interest accrued on promissory notes, related parties	(164,770)		-		-
- imputed interest on advances received from
related parties	1,329		57,277		-
- written-off equipment	4,775		-		-
- depreciation of property, plant and equipment
and amortization of licenses and permits	784,324		683,795		434,193
- amortization of deferred charge	114,861		-		-
- minority interest	439,904		(265,897)		-
Change in other assets and liabilities, net of effect of
acquisition of Tangshan Yian
- accounts receivable	(2,214,266)		(1,150,133)		(461,600)
- inventories	629,591		307,129		(1,229,140)
- prepaid expenses and deposits	(425,194)		(7,002)		(1,185)
- accounts payable and accrued liabilities	384,169		(460,906)		894,093

Net cash used in operating activities	(1,130,237)		(1,058,854)		(1,052,941)

Cash flows from (used in) financing activities
Loans proceeds	3,268,029		1,207,730		1,409,819
Loans repayment	(3,098,806)		(1,261,269)		(966,183)
Proceeds from issuance of common stock	5,287,519		-		1,020,139
Proceeds from shares subscribed	206,950		1,031,959		-
Government grant received, net of qualified research
and development expenditures	1,280,893		-		-
Advances from (to) related parties	(399,235)		1,917,373		(11,116)

Net cash provided by financing activities	6,545,350		2,895,793		1,452,659

Cash flows from (used in) investing activities
Restricted cash	(391,481)		-		128,790
Cash acquired in connection with acquisition of
Tangshan Yian	42,216		-		-
Deposits on purchase of interest in Sinovac China from
minority interest	(2,227,167)		-		-
Acquisition of property, plant and equipment	(1,650,248)		(348,190)		(2,188,025)
Acquisition of drug licenses and related costs	-		(381,058)		(18,116)

Net cash used in investing activities	(4,226,680)		(729,248)		(2,077,351)

Exchange loss on cash and equivalents	(3,429)		(238)		-

Increase (decrease) in cash and cash equivalents	1,185,004		1,107,453		(1,677,633)

Cash and cash equivalents,
beginning of year	1,420,047		312,594		1,990,227

Cash and cash equivalents,
end of year	$2,605,051		$1,420,047		$312,594
====================================== ===	=========	===	=========	===	=========

Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$131,379		$180,180		$1,490
====================================== ===	=========	===	=========	===	=========

Cash paid for income taxes	$8,896		$-		$-
====================================== ===	=========	===	=========	===	=========

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

1.       Nature of Business and Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., (“parent company”), its 51% owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac China”) and its 100% owned subsidiary Tangshan Yian Bioengineering Co., Ltd. (“Tangshan Yian”) and Sinovac Biotech (Canada) Ltd. (“Sinovac Canada”).  Collectively, they are referred to as “the Company”.

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

On September 24, 2003, Net-Force Systems Inc. (“Net-Force”), a company incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda, entered into a share exchange agreement (“Agreement”) with Sinovac China, whereby Net-Force issued 10,000,000 shares of its common stock in exchange for a 51% interest in Sinovac China.  As part of the agreement, Net-Force disposed of its wholly owned subsidiary, Net Force Entertainment, Inc. and all of its assets and liabilities to a company controlled by its president and Chief Executive Officer for $100 and then become a non-operating shell company. Immediately prior to the Agreement, Net-Force had 17,091,033 shares of common stock issued and outstanding.  The acquisition was accounted for as recapitalization of Sinovac China because the shareholders of Sinovac China controlled Net-Force after the acquisition.  Sinovac China was treated as the acquiring entity for accounting purposes and Net-Force was the surviving entity for legal purposes.  The combined company is considered to be a continuation of the operations of Sinovac China. Outside the Agreement, a member of Sinovac management purchased 6,544,830 shares of the 17,091,032 Net-Force shares of common stock outstanding before the acquisition, resulting in shareholders and management of Sinovac having control of the combined entity. The issued and outstanding common stock of Sinovac China prior to the completion of acquisition was restated to reflect the 10,000,000 common stock issued by Net-Force.  Effective on October 21, 2003, Net-Force changed its name to Sinovac Biotech Ltd.  The Company has an office in Vancouver, Canada.  Net-Force had no operations between May 1, 2003 and September 23, 2003.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd., under the Canadian Business Corporations Act, on May 12, 2004.  Sinovac Canada had no operations in 2004.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

2.       Restatements

Management has determined that, in 2003 and 2002, the Company should have treated the acquisition of certain licenses as purchases of in-process research and development. Management has also determined that in 2003, the Company capitalized certain research and development costs that should have been expensed. Management has further determined that, in 2001, the Company should have commenced amortization of its hepatitis A vaccine license at the date of purchase, in April 2001, instead of in July 2002. The Company has restated its financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 to correct these errors.  The Company has also revised the share information and loss per share computation resulting from the retroactive restatement of equivalent shares received in the reverse acquisition transaction. This change affects loss per share amounts for 2003 and 2002.

The effect of these adjustments on the Company’s consolidated financial condition is as follows:

	December 31, 2004		December 31, 2003
	Restated	Originally Reported	Restated	Originally Reported
Licenses and permits	$1,230,315	$2,343,927	$1,424,503	$2,538,115
Deferred tax asset	860,300	693,300	-	-
Total assets	22,420,230	23,366,842	13,784,104	14,897,716
Minority interest	3,124,640	3,575,004	4,205,292	4,737,656
Accumulated deficit	(6,155,425)	(5,659,177)	(1,289,108)	(707,860)

The effect of these adjustments on the Company’s consolidated results of operations is as follows:

Period ended	December 31, 2004		December 31, 2003		December 31, 2002
	Restated	Originally Reported	Restated	Originally Reported	Restated	Originally Reported
Purchased in-process research and development	-	-	381,058	-	476,750	-
Depreciation of property, plant and equipment and amortization of licenses and permits	333,881	333,881	271,115	271,115	240,431	143,337
Income taxes	(767,467)	(600,467)	-	-	-	-
Net loss for the period	(4,666,711)	(4,751,711)	(872,307)	(461,539)	(1,166,052)	(592,208)
Weighted average number of shares of common stock outstanding	32,742,837	32,742,837	20,081,796	13,842,225	15,891,700	8,104,767
Loss per share	$ (0.14)	$ (0.15)	$ (0.04)	$ (0.03)	$ (0.07)	$ (0.07)

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

3.       Significant Accounting Policies

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

Land-use rights	49 years
Machinery and equipment	8 – 10 years
Motor vehicles	5 years
Office equipment and furniture	5 years
Plant and building	30 years

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

3.       Significant Accounting Policies (continued)

(g)      Licenses and Permits

The Company capitalizes the purchase cost of vaccines if the vaccine has received a new drug certificate from the Chinese Food and Drug Administration (“SFDA”). If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

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

(h)      Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future, undiscounted net cash flows expected to be generated by the asset.  If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices.  There have been no impairment losses recognized to date.

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

3.       Significant Accounting Policies   (continued)

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

(l)      Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s statements of operations.

Government research grants to reimburse expenses issued are taken into income in the period in which the development expenses are recorded and the conditions imposed by the government authorities are fulfilled. Government grants recognized are offset against research and development expenses in the Company’s statement of operations.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

3.       Significant Accounting Policies   (continued)

(m)     Foreign Currency Transactions

The parent company and its subsidiaries maintain their accounting records in their functional currencies, i.e. U.S. dollars and Renminbi Yuan (“RMB”) respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

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

The assets and liabilities of the foreign subsidiaries, Sinovac China and Tangshan Yian, are translated into U.S. dollars at exchange rates in effect at the balance sheet date.  Revenue and expenses are translated at average exchange rate.  Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

(n)      Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation".  The Company has a stock option plan that is described more fully in note 12.

(o)      Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  The Company discloses this information on its Statement of Stockholders' Equity.  The Company’s comprehensive income consists of net earnings (loss) and foreign currency translation adjustments.

(p)      Earnings (Loss) Per Share

Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period.  The Company adopted SFAS No. 128, “Earnings per Share”.  1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (note 7).  Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in future.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

3.       Significant Accounting Policies   (continued)

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

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB.  Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash in high credit quality financial institutions. The Company’s customers are primarily government agencies.  One customer accounted for 21% (2003 – 16%) of total sales for year ended December 31, 2004.  Two customers accounted for 41% of total sales for the year ended December 31, 2002.  Concentration of credit risks with respect to trade receivables is limited since the Company has a large number of customers in different locations in China.  Ongoing credit evaluations of customers’ financial condition are performed and the Company maintains provision for potential credit losses if necessary.  The Company does not require collateral or other security to support financial instruments subject to credit risks.  The Company is not subject to significant interest risk.

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

3.       Significant Accounting Policies   (continued)

(s)      New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of SFAS No. 151 does not have an impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement does not have an impact on the Company’s consolidated financial statements.

In December 2004, FASB issued Statement No. 153, “Exchange of Nonmonetary Assets”. This statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for periods beginning after June 15, 2005. The adoption of this new accounting pronouncement does not have an impact on the Company’s consolidated financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

4.       Accounts Receivable

		2004	2003

Trade receivables		$ 3,839,249	$ 1,609,209
Allowance for doubtful accounts		(521,804)	(148,551)

		3,317,445	1,460,658
Other receivables		35,842	10,103
Total		$ 3,353,287	$ 1,470,761
============================	============	============	============

5.        Inventories

		2004	2003

Raw materials		$ 149,493	$ 237,974
Finished goods		230,847	692,673
Work in progress		106,903	117,273

Total		$ 487,243	$ 1,047,920
============================	============	============	=============

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

6.       Property, Plant and Equipment

	2004
	Cost	Accumulated	Net book
		Amortization	Value

Construction in progress	$ 1,196,094	$ -	$ 1,196,094
Plant and building	5,797,311	439,011	5,358,300
Land-use rights	592,087	57,022	535,065
Machinery and equipment	3,572,657	908,110	2,664,547
Motor vehicles	242,406	90,367	152,039
Office equipment and furniture	243,905	107,887	136,018

Total	$ 11,644,460	$ 1,602,397	$ 10,042,063
==============================	============	============	===========

	2003
	Cost	Accumulated	Net book
		Amortization	Value

Land-use rights	$ 365,510	$ 19,892	$ 345,618
Plant and building	4,191,009	189,342	4,001,667
Machinery and equipment	3,134,007	412,862	2,721,145
Motor vehicles	166,219	48,834	117,385
Office equipment and furniture	174,847	51,326	123,521
Leasehold improvements	167,274	16,727	150,547

Total	$ 8,198,866	$ 738,983	$ 7,459,883
==============================	============	============	===========

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

7.       Acquisition of Tangshan Yian

On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a director (the “Vendor”) of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note.  The $2,200,000 promissory note is non-interest bearing and payable on or before January 26, 2005 (note 11e).  In connection with the acquisition, the Vendor agreed to assume and pay off $1 million of debt owed by Tangshan Yian on or before January 31, 2006.  1,500,000 of 3,500,000 shares are placed in escrow and contingently cancellable if the debt is not paid within the given time frame.  Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of earnings (loss) per share.  The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million.  The share price used to determine the purchase price for accounting purposes was based on the average closing market prices of the Company’s common stock for the seven trading days, which includes the three trading days before and after the acquisition announcement on October 20, 2003.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash and cash equivalents	$ 42,216
Tangible assets	6,445,222
Liabilities	(2,877,395)

Net assets acquired	$ 3,610,043
============================	==============

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

8.       Licenses and Permit

		2004	2003

Inactive hepatitis A		$ 1,941,879	$ 1,941,879
Less: accumulated amortization		(711,564)	(517,376)

Total		$ 1,230,315	$ 1,424,503
===============================	===========	============	============

The inactive hepatitis A drug license was contributed by Tangshan Yian in 2001 as its capital contribution to Sinovac Beijing.  The purchase price represented Tangshan Yian’s book value and also the estimated fair value at that time. The hepatitis A vaccine received its new drug certificate from the SFDA in December 1999 and production commenced in July 2002.

In March 2003, Sinovac China acquired the influenza virus HA vaccine drug license from Tangshan Yian at the vendor’s cost.  In January 2004, Sinovac China completed the acquisition of 100% of the shares of Tangshan Yian (note 7). Sinovac China received the final drug registration approval from the SFDA in February 2005.  The cost of the license was expensed as purchased in-process research and development.

In April 2002, Sinovac China acquired the recombinant hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. (“Beijing Keding”) by issuing shares equal to a 10.71% interest in Sinovac China and paying $18,116 (RMB150,000) in cash.  Beijing Keding is owned by a director, president and three other senior officers of Sinovac China.  As at December 31, 2004, $10,481 (December 31, 2003 - $10,487) remained unpaid and was recorded in due to related parties (see note 11b).  Sinovac China received a final drug registration approval from SFDA in January 2005.  The cost of the license was expensed as purchased in-process research and development. The drug license was acquired at the vendor’s cost.

Amortization expense for the licenses and permits was $194,326 for the year ended December 31, 2004 (2003 - $194,343 and 2002 - $194,188).

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

8.       Licenses and Permits   (continued)

The above amortization expense forecast is an estimate.  Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

9.       Loans Payable

	2004	2003

Bank loan: RMB 5,000,000, bearing interest at 5.84% per year and due on June 26, 2004. The loan was secured by certain machinery and equipment (Note 6)	$ -	$ 603,865

Bank loan: RMB 5,000,000, bearing interest at 5.58% per annum, interest is payable quarterly and the principal is repayable on October 28, 2005. The loan is secured by three apartments included in property, plant and equipment (Note 6)	603,865	-

Bank loan: RMB 5,000,000, bearing interest at 5.49% per year, interest is payable quarterly and the principal is repayable on December 19, 2005	603,865	-

Loan from China High Tech Investment Co., Ltd.: RMB9,000,000, unsecured and bearing interest at 5% per year, RMB5.4 million (including principal and interest) of RMB9 million loan is due on September 30, 2005, the remaining balance plus interest is due on December 31, 2005	1,250,000	-

Unsecured employees loan: RMB 1,222,000 (2003 – RMB 1,230,000) bearing interest at 15% per year and due on demand	147,584	148,550

Total loans payable – current	$ 2,605,314	$ 752,415
==========================================	============	===========

Bank loan: RMB 5,000,000, bearing interest at 5.49% per year, interest is payable quarterly and due on December 19, 2005	$ -	$ 603,865

Mortgage payable: RMB 1,676,167, bearing interest at 5.04% per year with monthly blended payments of $2,284 and due on May 25, 2014. The mortgage is secured by three apartments included in property, plant and equipment (Note 6)	202,436	-

Total loans payable – long-term	$ 202,436	$ 603,865
==========================================	============	===========

The weighted average effective interest rate was 6.75% and 8.52% for the years ended December 31, 2004 and 2003, respectively.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

10.     Income Taxes

Sinovac China and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises.  Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year.  The tax holiday has no impact on Tangshan Yian’s operating results as Tangshan Yian was in a tax loss position.  Sinovac China is granted a “New Technology Enterprise” certificate by Chinese government, under which Sinovac China is entitled to a tax holiday.  It was exempt from income taxes for three years until 2003, is subject to a 7.5% corporation income tax rate until 2006 and 15% thereafter until it no longer qualifies as a “New Technology Enterprise”.  The parent company is not subject to income taxes.

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

Income taxes are attributed to the operations in China and consist of:

	2004	2003	2002

Current	$ 92,833	$ -	$ -
Deferred	(860,300)	-	-

Total income taxes	$ (767,467)	$ -	$ -
===============================	===========	============	============

The reconciliation of the Chinese income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2004	2003	2002

	%	%	%
China statutory income tax rate	(33.00)	(33.00)	(33.00)
Loss of the Company not subject to tax	33.65	11.00	0.00
Deferred income tax recognized	(17.23)	0.00	0.00
Benefit of loss carry forward	0.67	0.00	0.00
Effect of tax holiday	(2.17)	0.00	0.00
Non-deductible expenses	2.63	0.00	0.00
Tax asset value greater than net book value	0.00	14.00	20.00
Loss to be carried forward not realized	0.18	8.00	13.00
Others	(0.10)	0.00	0.00

Effective income tax rate	(15.37)	0.00	0.00
================================	=========	============	============

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

10.     Income Taxes   (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets (liabilities) are as follow:

		2004	2003

Tax losses carried forward		$ 422,000	$ 139,000
Excess of tax cost over the net book value of the certain long-lived assets		860,300	878,000
Less: valuation allowance		(422,000)	(1,017,000)

Total deferred tax asset		$ 860,300	$ -
===============================	===========	============	============

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by Tangshan Yian have not been recorded in the financial statements, however, the potential benefits arising from tax losses incurred by Sinovac Beijing have been recognized.

The Company evaluates its valuation allowance requirements on an annual basis by reviewing reviews all available evidence, both positive and negative, and considers whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change and this causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law.

With the history of two years taxable income in Sinovac Beijing, the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to timing differences in respect of long lived assets should be reversed.  Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of timing differences. If taxable income from operations is not sufficient, the Company will employ tax planning strategies that relate the realization of gains on land use rights at the time that those assets are no longer required..

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

11.     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties consist of the following (also see notes 7 & 8):

	2004	2003

Advances to Tangshan Yian, a company related by a common director, bearing interest at 5% per annum (secured by the floating charge on the property, plant and equipment of Tangshan Yian), also see note 7	$ -	$ 786,300
Due from Shenzhen Bio-Port Co., Ltd. (“Shenzhen Co.”), a non-controlling shareholder of Sinovac China, bearing interest at the prevailing lending rates in China, which ranged from 5% - 6% in 2004. The amount was received subsequent to the year end	421,327	32,178
Due from Beijing Xinfu, a corporation controlled by a director Sinovac China, bearing interest at 5% per annum	-	128,789
Due from Beijing Weiming, a non-controlling shareholder of Sinovac China, bearing interest at the prevailing lending rates in China, which ranged from 5% - 6% in 2004. The amount was received subsequent to the year end	773,551	-
Due from a director (see (e) below)	145,950	-
Promissory note from a director, including accrued interest of $22,048 (see below)	1,671,048	-

Total	$ 3,011,876	$ 947,267
===================================	============	============

The promissory note from a director of the Company with the principal amount of $1,849,000 was due on September 24, 2004.  On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement (“Escrow Agreement”) with this director to extend the repayment date.  Pursuant to the Escrow Agreement, the promissory note shall be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006.  The note bears interest at 5% per annum.  The Company received $200,000 in 2004 and $200,000 in February 2005 in accordance with the payment schedule.  This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the Escrow Agreement.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

11.     Related Party Transactions (continued)

(b)      Amounts due to related parties are unsecured, do not bear interest, are due on demand, and consist of the following:

	2004	2003

Due to Beijing Weiming, a non-controlling shareholder of Sinovac China	$ -	$ 1,135,045
Due to Beijing Keding, a non-controlling shareholder of Sinovac China (note 8b)	10,481	10,487
Due to Beijing Xinfu, a corporation controlled by a director of Sinovac China	5,611	-
Due to a director	13,098	24,942

Total	$ 29,190	$1,170,474
====================================	============	============

(c)      The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2004	2003	2002

Purchased raw materials from Tangshan Yian	$ -	$ -	$ 403,698
Interest income earned on the advances to related parties	$ 285,850	$ 38,764	$ 44,063
Rent paid to Beijing Weiming, a non controlling shareholder of Sinovac China (see (d) below)	$ 42,261	$ -	$ 4,019
Interest expenses incurred on the advances from related parties (including interest imputed at the rate of 5% per annum on the interest- free advances received):	$ 186,845	$ 155,334	$ 30,059

(d)      In 2004, the Company entered into two operating lease agreements with Beijing Weiming, a non-controlling shareholder of Sinovac China, with respect to Sinovac China’s production plant and laboratory in Beijing, China for an annual lease of totalling of $169,000 (RMB 1,398,680).  The leases commenced on August 12, 2004 and have a term of 20 years.  Included in prepaid expenses and deposits as at December 31, 2004, is $375,276 (RMB 3,107,289) representing the lease deposit made to this related party.

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

11.       Related Party Transactions (continued)

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

12.     Stock Option Plan

The board of directors has approved a stock option plan (the “Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock.  The Plan expires on November 1, 2023.  A maximum of 5,000,000 common stocks have been reserved under the plan.  Each stock option entitles its holder to purchase one common share of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.   The Plan is administered by the board of directors.

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

12.      Stock Option Plan (continued)

A summary of the Company’s stock options activities is presented below:

		Weighted
	Number of	Average
	Common Shares	Exercise Price

Options outstanding at December 31, 2002	-	-
Granted	3,000,000	$ 1.31

Options outstanding at December 31, 2003	3,000,000	1.31
Granted	2,004,500	4.55
Forfeited	(4,500)	(1.31)
Cancelled	(500)	(1.31)
Exercised	(40,500)	(1.31)

Options outstanding at December 31, 2004	4,959,000	$ 2.62
=====================================	==============	==============

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$1.01 - $2.00	2,954,500	3.88	$ 1.31	1,566,750	$ 1.31
$3.01 - $4.00	4,500	4.44	$ 3.36	1,350	$ 3.36
$4.01 - $5.00	2,000,000	4.29	$ 4.55	1,177,500	$ 4.55

	4,959,000	4.04	$ 2.62	2,745,600	$ 2.70
	=========	===========	==========	===========	==========

The Company charged $4,428,032 and $119,581 stock-based compensation in relating to selling, general and administrative expenses to operations in 2004 and 2003, respectively, by applying the fair value method in accordance with SFAS No.123.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

12.     Stock Option Plan (continued)

The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	2004	2003

Expected volatility	74.0%	74.0%
Risk-free interest rate	3.44%	3.42%
Expected life (years)	5.0	4.0
Dividend yield	Nil	Nil
Weighted average fair value of options granted	$ 2.85	$ 0.74

As at December 31, 2004, there was $3.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a period of 11 months.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

13.     Common Stock

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

(b)      Share Purchase Warrants

As at December 31, 2004, there are warrants outstanding to purchase up to 7,366,618 shares of common stock of the Company. In particular there are 3,187,418 share purchase warrants outstanding; each warrant entitles the holder to purchase one share of common stock of the Company at $1.65 per share until January 15, 2005 with an exercise price increasing by $0.05 every month thereafter until April 15, 2005, and a “piggyback” right to purchase one additional share of common stock at $3.00 per share until November 14, 2005 only if the holder exercises the share purchase warrant.  In 2004, 991,782 share purchase warrants were exercised and as at December 31, 2004, there are 991,782 piggyback warrants exercisable at $3.00 per share until November 14, 2005. There were no share purchase warrants outstanding at December 31, 2003.  (Also see note 17c)

(c)      Stock Issued for Services

In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services rendered at a value of $40,500.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

14.     Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac China and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve.  The dedicated reserves are to be appropriated from net income after taxes, determined under the relevant Chinese accounting regulations at a rate determined by the board of directors of the respective subsidiaries, and recorded as a component of shareholders’ equity.  The dedicated reserves are not distributable other than upon liquidation.

For the year ended December 31, 2004, Sinovac China appropriated 10% of its after-tax profit, determined under the relevant Chinese accounting regulations, to each of the general reserve and the enterprise expansion reserve.  As Sinovac China recorded a loss for the year ended December 31, 2003 and 2002, no appropriation to the dedicated reserves was made.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of its board of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund.  For the year ended December 31, 2004, the board of directors of Sinovac China approved $49,901 (RMB 413,183) for contribution to such fund which shall be utilized for collective staff benefits such as building of staff quarters or housing.  As Sinovac China recorded a net loss for the years end December 31, 2003 and 2002, no appropriation to the staff welfare and bonus fund was made.  The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2004, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements.  As of December 31, 2004, dividends payable of $470,301 represent a minority interest in the share of dividends declared by Sinovac China.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

15.     Segmented Information

The Company operates exclusively in the biotech sector.  The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.  All the revenues are generated in China.  The Company’s assets by geographical location are as follows:

	2004	2003

Assets

North America	$ 780,000	$ 342,268
China	21,640,230	13,441,836

Total	$ 22,420,230	$ 13,784,104
==================================	===============	================

16.     Non Cash Transactions

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

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
Restated – Note 2
__________________________________________________________________________________________

17.     Subsequent Events

(a)      On November 30, 2004, the Company entered into share purchase agreements with non-controlling shareholders to acquire aggregated additional 20.56% interest in Sinovac China for cash consideration of $3.31 million increasing the Company’s interest in Sinovac China to 71.56%.  As of December 31, 2004, the Company made prepayments of $2.2 million to the minority interest of Sinovac China.  The transaction was completed in February 2005 and the Company is in process of valuation of certain intangible assets, thus the allocation of the purchase price has not been finalized as at the report date.

(b)      Subsequent to the year end, the Company completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000, of which $206,950 was received by December 31, 2004.  Each unit consists of one share of common stock of the Company and one share purchase warrant. The Company issued 39,333 warrants and 1,970 warrants as finders’ fees for the two private placements, respectively.  The Company also paid finders’ fees in cash totaling $168,200.  Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

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

Warrants issued as the finders’ fee have the same terms as described above.

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

ON BEHALF OF THE COMPANY, SINOVAC BIOTECH LTD.

Per:

            /s/ Weidong Yin
Weidong Yin
President, CEO and a Director

Date:  December 23, 2005

EXHIBIT INDEX