Form 20-F/A
period 2004-12-31
SINOVAC BIOTECH LTD
filed 2006-01-12
CIK 1084201

__________

Securities and Exchange Commission

FORM 20-F/A-5

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

ITEM 15 – CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, as at December 31, 2004, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective.  However, subsequent to the filing of the Annual Report, management identified shortcomings in our disclosure controls relating to the accounting treatment of purchased intellectual property, which resulted in our disclosure controls and procedures being ineffective for the fiscal year ended December 31, 2004.

In the fourth quarter of 2005, we revised our disclosure controls and procedures relating to whether the cost of such assets should be capitalized or charged to operations as in-process research and development.  In particular, we implemented a detailed review of a vaccine’s stage of development to ensure that the conditions necessary for capitalization of acquisition costs have been met.  In conjunction with this change, we revised our controls relating to when amortization should commence on the purchase of vaccine rights.  We also revised controls relating to the presentation of reverse merger transactions.  Following implementation of these changes, our management is now satisfied that our design and operation of the Company’s disclosure controls and procedures are effective.

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

As discussed in note 2, the accompanying consolidated financial statements of the Company as at December 31, 2004 and 2003, and the related consolidated statements of stockholders’ equity, operations and cash flows for each of the three years in the period ended December 31, 2004 have been restated.

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

(e)     The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

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

Date:  January 11, 2006

EXHIBIT INDEX