Form 20-F
period 2005-12-31
SINOVAC BIOTECH LTD
filed 2006-07-14
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-32371

SINOVAC BIOTECH LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Antigua, West Indies
(Jurisdiction of incorporation or organization)

No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Common Shares, par value $0.001 per share	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,055,528

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes    ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐    Large accelerated filer             ☐    Accelerated filer            ☒    Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes    ☐ No

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“common shares” are to our common shares, par value $0.001 per share;

•	“GAAP” refers to general accepted accounting principles;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Sinovac,” “we,” “us,” “our company” and “our” are to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Sinovac Beijing” are to Sinovac Biotech Co., Ltd., our majority-owned subsidiary incorporated in China; and

•	“Tangshan Yian” are to Tangshan Yian Biological Engineering Co., Ltd., our wholly-owned subsidiary in China.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our ability to maximize sales of our existing products within the Chinese market;

•	our ability to develop new vaccines;

•	our ability to improve our existing vaccines and lower our production costs;

•	our ability to expand our manufacturing facilities to meet need of the growing Chinese market and other geographic markets;

•	our ability to acquire new technologies and products;

•	uncertainties in and the timeliness of obtaining necessary foreign governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. Selected consolidated statement of operations and balance sheet data for the three years ended and as at December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statement of operations and balance sheet data for the year ended and as at December 31, 2002 have been derived from our audited consolidated financial statements which are not included in this annual report. Our selected consolidated statement of operations and balance sheet data for the year ended and as at December 31, 2001 have been derived from our unaudited consolidated financial statements which are not included in this annual report, but have been prepared on the same basis as our consolidated financial statements.

Our selected consolidated financial data as at December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004 have been restated to reflect the correct accounting treatment for the acquisition of certain licenses as purchases of in-process research and development, for the expensing of certain research and development costs that were erroneously capitalized and for commencing the amortization of our hepatitis A vaccine license at the date of purchase. We have also revised the share information and loss per share computation for 2004 and 2003 as a result of the retroactive restatement of equivalent shares received in the reverse acquisition transaction.

In September 2003, we acquired a 51% equity interest in Sinovac Beijing by issuing 10 million new common shares to Ms. Lily Wang, CFO subsequent to the acquisition, who had, immediately prior to this transaction, contracted to purchase the 51% equity interest from Sinovac Beijing’s then existing four shareholders. This transfer of 51% equity interest in Sinovac Beijing to us was registered and approved by PRC government authorities in August 2004. In February 2005, we acquired an additional 20.56% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

In January 2004, we acquired a 100% equity interest in Tangshan Yian by issuing 3.5 million new common shares and a promissory note in the amount of $2.2 million to Mr. Heping Wang, a then director of our company, who had, immediately prior to this transaction, contracted to purchase this 100% equity interest from Tangshan Yian’s then existing two shareholders. This transfer of 100% equity interest in Tangshan Yian to us was registered and approved by PRC government authorities in October 2004.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Balance sheet data
Cash and cash equivalents	1,990	313	1,420	2,605	7,354
Restricted cash	129	469	—	391	149
Total assets	10,923	12,345	13,784	22,420	31,299
Short-term loans	1,570	2,074	752	2,605	2,418
Total current liabilities	4,142	5,251	3,407	6,656	8,844
Long-term debts	—	—	604	202	2,664
Minority interest	—	—	4,205	3,125	1,769
Total stockholders’ equity	6,781	7,094	5,568	12,437	18,023

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)
Statement of operations data
Sales	—	649	2,839	6,454	8,608
Cost of sales	—	252	1,086	1,938	2,346

Gross profit	—	398	1,753	4,516	6,262
Operating expenses:
Selling, general and administrative expenses	124	792	1,749	8,843	10,278
Research and development expenses	—	25	262	286	234
Purchased in process research and development	—	477	381	—	233
Depreciation of property, plant and equipment and amortization of licenses and permits	139	240	271	334	555

Total operating expenses	263	1,534	2,663	9,462	11,299
Operating loss	(263)	(1,136)	(910)	(4,946)	(5,037)
Interest and financing expenses	—	(81)	(269)	(369)	(229)
Interest and other income	57	51	41	321	235
Loss before income taxes and minority interest	—	(1,166)	(1,138)	(4,994)	(5,031)
Income taxes (recovery)	—	—	—	(767)	212
Minority interest share of (earnings) loss		—	266	(440)	132
Net loss for the year	(206)	(1,166)	(872)	(4,667)	(5,111)

Loss per share – basic and diluted	(0.01)	(0.07)	(0.04)	(0.14)	(0.14)

Weighted average number of common shares outstanding – basic and diluted	14,709,804	15,891,700	20,081,796	32,742,837	36,353,149

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars by the following manner:

The assets and liabilities of our PRC subsidiaries, Sinovac Beijing and Tangshan Yian, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 30, 2006, the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York was RMB 7.9943 to $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

RISKS RELATED TO OUR COMPANY

We have a history of operating losses and may never be profitable.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception, and we expect to continue to incur losses for the foreseeable future. We incurred net losses of $0.9 million, $4.7 million and $5.0 million in 2003, 2004 and 2005. As of December 31, 2005, the accumulated deficit amounted to $11.6 million. Our losses have resulted principally from our research and development costs and our selling, general and administrative expenses including our stock-based compensation. We expect to incur additional operating losses in the future if our sales do not increase or if our expenses grow. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets, stockholders’ equity and cash flow. We cannot assure you that we will ever become profitable, or, even if we become profitable, that we would be able to sustain or increase our profitability.

We will need additional capital to expand the production capacity for our existing products, to continue development of our product pipeline and to market existing and future products on a large scale, and we cannot guarantee that we will find adequate sources of capital in the future.

We will need to raise further funds from the capital markets to finance expenditures for equipment, intellectual property asset acquisitions, to expand the production capacity for our existing products, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2005, we had approximately $7,354,451 in cash and cash equivalents. Although we believe we have adequate near-term cash resources, we will need to undertake significant future financings for the following reasons:

•	to proceed with the research and development of other vaccine products, including clinical testing relating to new products;

•	to develop or acquire other product candidates, technologies or other lines of business;

•	to establish and expand manufacturing capabilities;

•	to commercialize our products, including the marketing and distribution of new and existing products;

•	to protect our intellectual property;

•	to seek and obtain regulatory approvals; and

•	to finance general and administrative and research activities that are not related to specific products under development.

In the past, we funded most of our research and development and other expenditures through governmental grants and ordinary working capital. We intend to raise additional funds in the near future because our current operating and capital resources may be insufficient to meet future requirements.

If we continue to raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders, because the shares may be sold at a time when the market price is low, and because shares issued in equity financing will normally be sold at a discount to the current market price. Any equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems, including materially negative developments relating to, among other things, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory issues in our industry, the Chinese market generally or in general economic conditions, could interfere with our ability to raise additional equity capital or materially adversely affect the terms upon which such funding is available. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us.

In the past, we have also received research grants from the PRC government to finance the development of our vaccine products. There can be no assurance we will receive additional grants in the future.

We do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may need to downsize or suspend some or all of our operations and may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed, competitors could develop products sooner than us, and we could be forced to relinquish rights to technologies, products or potential products.

We currently have limited revenue sources and a reduction in revenues of Healive would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. All of our product sales in 2003 and 2004, and approximately 96% of our product sales in 2005, were attributable to Healive. We generated revenue of $2.8 million, $6.5 million and $8.6 million in sales of Healive in 2003, 2004 and 2005, respectively. We only began marketing and selling our new product Bilive in 2005, but, to date, sales of this new product has been limited and we do not expect it to accelerate for some time, if at all. In addition, because Bilive is a combination hepatitis A and B vaccine, while Healive is a hepatitis A vaccine only, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect that sales of Healive will continue to comprise a substantial portion of our revenues in the near future. Since Healive and Bilive compete with each other to a certain degree, this could reduce our revenues and margins, and increase pricing pressure on these products and otherwise adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company may incur more risk than investments in companies that offer a wider variety of products or services.

Our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.

We have extended and maintained some credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and CFO until March 22, 2006, owed us a loan in the amount of approximately $1.8 million as of October 2004 arising from her earlier acquisition in September 2003 of Tangshan Yian’s equity interest in Sinovac Beijing. As of June 30, 2006, the aggregate principal amount of the loan and the accrued interests amounted to approximately $0.55 million. Another former director, Heping Wang, also owed us unpaid capital contribution to Tangshan Yian in the amount of $2.6 million in early 2004, although the full amount of this capital contribution had been settled by November 2004. As of December 31, 2005, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. The management chose to conservatively value the amount owing and set up a 100% provision in 2005. In addition, Heping Wang, in connection with his transfer of 100% equity interest in Tangshan Yian to us in 2004, agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB 1.8 million funding fee. Heping Wang has yet to repay us RMB 10.8 million.

Although we have, in an effort to take immediate remedial steps to address any potential violation of the Sarbanes-Oxley Act, issued a loan repayment letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment by them of all outstanding loan balances including accrued interests, we have not received any repayment from them as the date of this annual report and the potential violation of the Section 402 may cause governmental authorities, such as the U.S. Securities and Exchange Commission or other U.S. authorities, to impose certain criminal, civil, and or administrative sanctions or penalties upon us. Similarly, private parties may also bring civil litigations against us for such violations.

Our disclosure controls and procedures were found ineffective in the fiscal year ended December 31, 2004 and we have concluded our disclosure controls and procedures remained not fully adequate and effective in the fiscal year ended December 31, 2005. These shortcomings in our disclosure controls and procedures could have a material adverse effect on our business, results of operations and the trading price of our common shares.

In 2004, we identified certain shortcomings in our disclosure controls relating to the accounting treatment of acquired intellectual property, which caused us to believe that our disclosure controls and procedures were ineffective for the fiscal year ended December 31, 2004. Our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures remained not fully adequate and effective in ensuring that the material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. Although we have taken a number of remedial actions as more fully described in the section captioned “Evaluation of the Disclosure Controls and Procedures” of Item 15 of this annual report, no assurance can be made that such remedial actions may effectively address the inadequacy or ineffectiveness in our disclosure controls and procedures. Nor can we guarantee that we will not identify further inadequacies and ineffectiveness in our disclosure controls and procedures that will require additional remedial actions to be taken. Our failure to establish and maintain adequate and effective disclosure controls and procedures could result in the loss of investor confidence in the accuracy, completeness, reliability and timeliness of our disclosures, which in turn could harm our business and negatively impact the trading price of our common shares.

We have previously restated certain information in our consolidated financial statements for the fiscal years ended December 31, 2002, 2003 and 2004. We again identified certain material weaknesses in our internal controls over financial reporting in the fiscal year ended December 31, 2005, If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results and investors could lose confidence in our financial and other reporting, which could harm our business and the trading price of our common shares.

As disclosed in our annual report on Form 20-F for the year ended December 31, 2004, we restated certain information in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. We erred in commencing amortization of our hepatitis A vaccine license in July 2002 instead of April 2001, the date Tangshan Yian contributed the hepatitis A vaccine to Sinovac Beijing as its capital contribution. We erred in not treating the acquisition of certain licenses as purchases of in-process research and development. We also erred in capitalizing certain research and development costs that should have been expensed in 2003. Although we have corrected these errors and revised the financial statements, we concluded that, because of these accounting errors, there were shortcomings in our internal controls over financial reporting as at December 31, 2004.

During the audit of our financial statements for the fiscal year ended December 31, 2005, we identified the following internal control issues: (1) our failure to timely reconcile our accounts under PRC generally accepted accounting principles to U.S. GAAP; (2) our failure to withhold the individual income tax with respect to the employees’ stock option gains; (3) the inappropriate claims by certain of our employees of personal income tax exemptions; (4) our understatement of selling expenses and liabilities; (5) our understatement of sales commissions and liabilities; and (6) our understatement of income tax expenses and tax liabilities. In response, we have corrected these errors, and our management initiated a review of our financial and accounting systems and identified material weaknesses in our internal control system over financial reporting related to our lack of personnel with U.S. GAAP reporting experience. This was compounded by the resignation of Lily Wang on March 22, 2006 as our CFO, which resulted in a lack of sufficient oversight over our financial reporting and other compliance matters. We have not appointed a formal successor CFO, but we have identified a CFO candidate who just commenced his probation period with our company on July 3, 2006. We have also appointed Ms. Jinling Qin, manager of our finance department, as the Acting CFO during the transition period. We are in the process of adopting some other remedial actions to rectify the identified material weaknesses in the internal control over our financial reporting. Such remedial actions include retaining professional consultants to advise on the internal control over our financial reporting, recruiting a new staff member who is familiar with U.S. GAAP and implementing procedures to withhold the individual income tax in connection with our employee’s exercise of stock options.

The efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our financial statements is subject to continued management review. We cannot be certain that these measures will ensure that we implement and maintain adequate internal control over financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations. We cannot guarantee that we will not identify further material weaknesses or significant deficiencies in our internal control over financial reporting in the future or that future restatements will not be required.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of their internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2007. In an effort to comply with such requirements by the effective date for compliance, we are working on scoping and preliminary evaluation and performing the system and process documentation, testing, and if necessary, remediation. In that connection, we have appointed a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or the impact of the same on our operations. In addition, management may not eventually conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Our failure to achieve and maintain effective internal control over financial reporting could result in loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the American Stock Exchange, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences to us.

Although we believe we currently comply with the continued listing requirements of the American Stock Exchange in all material respects, this has not always been true in the past, and we cannot assure you that we will continue to be in compliance with those requirements in the future. For example, until April 2006, we were not in full compliance with the American Stock Exchange corporate governance deadlines requiring maintenance of an independent board of directors with a majority of independent directors, establishment of a compensation committee, corporate governance and nominating committee, and adoption of a code of ethics. In the event that we were to cease being in compliance with these requirements again, or other exchange requirements, at some time in the future, the American Stock Exchange could de-list our stock from trading on that exchange. If our common shares were to be de-listed by the American Stock Exchange, we might be unable to list our common shares with another stock exchange. In that event, trading of our common shares might be limited to the over-the-counter market.

De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all. In addition, de-listing by the American Stock Exchange might negatively impact our reputation and, as a consequence, our business.

If we are unable to successfully compete in the highly competitive biotechnology industry, our business could be harmed.

We operate in a highly competitive environment, and the competition is expected to increase. Competitors include large pharmaceutical and biotechnology companies and academic research institutions, in each case both within and outside China. Some of these competitors, particularly large pharmaceutical and biotechnology companies, have greater resources than us. New competitors may also enter into the markets where we currently compete. Accordingly, even if we are successful in launching a product, we may find that a competitive product dominates the market for any number of reasons, including:

•	The possibility that the competitor may have launched its product first;

•	The competitor may have greater access to certain raw materials;

•	The competitor may have more efficient manufacturing processes;

•	The competitor may have greater marketing capabilities; or

•	The competitive product may have therapeutic or other advantages.

The technologies applied by our competitors and us are rapidly evolving, and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower priced markets.

We may not be able to capture market share of China’s increasing “inactive” hepatitis A vaccine market, which could adversely affect our ability to increase our revenues.

In China, we estimate that approximately 90% of the hepatitis A vaccine sales in 2005 were of the “active” variety and that only 10% of the hepatitis A vaccine sales were of the “inactive” variety. We estimate GlaxoSmithKline Biologicals S.A. accounted for 45% of the sales in inactivated hepatitis A vaccine, while we believe we accounted for approximately 55% of these sales. Effective January 1, 2006, liquid attenuated (active) hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP. Because of this event and the fact that liquid attenuated vaccines manufactured prior to the removal from the batch approval list have a shelf life of approximately six months, we expect the use of inactive vaccines in China to increase considerably over the next several years. We believe that Western pharmaceutical companies should benefit from this increasing market for inactive vaccines since they manufacture the majority of inactive vaccines worldwide. Western pharmaceutical companies should also benefit because inactive vaccines are more expensive to manufacture and they typically have more financial resources than Chinese pharmaceutical companies. We may not be able to compete with Western pharmaceutical companies in the expanding inactive vaccine market, which could adversely affect our ability to grow our revenues.

If end-users, such as hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even where our vaccines obtain regulatory approval for commercialization, they still may not gain market acceptance among CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products is established, hospitals and physicians may elect not to recommend these products for a variety of factors, including the reimbursement policies of government and third-party payors. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDC, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our growth may be adversely affected if market demand for our Anflu vaccine product does not meet our expectations.

The 2006-2007 flu season will be the first flu season for which our Anflu vaccine is expected to be available at the start of the flu season. Many vaccinees receive their flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season, and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the 2006-2007 flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition.

Even if our pandemic influenza product candidate obtains regulatory approval, by the time we complete development, the pandemic influenza threat may have abated or alternative vaccines or technologies may have been adopted.

We are devoting significant resources to research and develop a new vaccine for pandemic influenza. Our pandemic influenza vaccine candidate has only recently completed phase I clinical trials.

The development and clinical testing of our vaccine for pandemic influenza may take several years. Even if our vaccine for pandemic influenza obtains regulatory approval, by that time the threat of a pandemic influenza outbreak may be reduced, or government health organizations may have adequate stockpiles of pandemic influenza vaccine or have adopted other technologies or strategies to prevent or limit outbreaks.

Our business is highly seasonal. This seasonality will contribute to considerable fluctuations of our operating results.

Our business is highly seasonal. For example, the flu season generally runs from November through March of the next year, and the largest percentage of flu vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. We also experience an increase in demand for Healive and Bilive towards the end of a calendar year as our CDC customers tend to stockpile their vaccine inventory for the following year during the year-end procurement period. You should expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results.

If any of our third-party suppliers or manufacturers cannot adequately meet our needs, the stability of our business operations could be harmed.

While we use raw materials and other supplies that are generally available from multiple commercial sources, certain raw materials such as embryonated eggs we use to cultivate our influenza vaccines are in short supply or difficult for suppliers to produce in accordance with our specifications. We also purchase supplies such as pre-filled syringes for our Healive, Bilive and Anflu vaccines. If the third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to produce our products or to conduct preclinical testing and clinical trials of product candidates would be adversely affected.

In addition, if we fail to secure long-term supply relationship for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term supply agreement for hepatitis B vaccine we use for Bilive production. The hepatitis B vaccine we use for Bilive production has been sourced entirely from Beijing Temple of Heaven Biological Products Co., Ltd. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B vaccine to be used in our Bilive production exclusively from Beijing Temple of Heaven for 10 years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B vaccine supply relationship. However, this agreement is silent on whether Beijing Temple of Heaven is obligated to furnish us with hepatitis B vaccine for 10 years.

From time to time, concerns are raised with respect to potential contamination of biological materials that are supplied to us. These concerns can further tighten market conditions for materials that may be in short supply or available from limited sources. Moreover, regulatory approvals to market our products may be conditioned upon obtaining certain materials from specified sources. Any efforts to substitute material from an alternate source may be delayed pending regulatory approval of such alternate source. Although we work to mitigate the risks associated with relying on sole suppliers, there is a possibility that material shortages could impact product development and production.

We are controlled by a small number of shareholders and their affiliated entities and their interests may not be aligned with the interests of our other shareholders.

Our directors and executive officers and their affiliates collectively control approximately 45% of our outstanding common shares as of March 31, 2006. These stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The concentration of ownership of these shareholders may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders may also have the power to prevent or cause a change in control. In addition, these shareholders could divert business opportunities from us to themselves or others.

The interests of the existing minority shareholder in our Sinovac Beijing subsidiary may diverge from our own and this may adversely affect our ability to manage Sinovac Beijing.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we directly own a 71.56% interest and China Bioway Biotech Group Co., Ltd., or China Bioway, an affiliate of Peking University, owns a 28.44% interest. China Bioway’s interest may not be aligned with our interest at all times. If our interests diverge, China Bioway may exercise its right under PRC laws to protect its own interest, which may be adverse to us. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Sinovac Beijing) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. China Bioway appoints two of the five directors of Sinovac Beijing’s board. Accordingly, China Bioway has the ability to block any action that requires unanimous board approval. Further, should we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, China Bioway has a right of first refusal under China’s joint venture regulations.

In addition to its statutory rights as a minority shareholder, China Bioway has additional rights under the joint venture contract and under the articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.

Other matters may be decided by a simple majority of Sinovac Beijing’s board of directors. However, under the current board structure, directors appointed by China Bioway must be present to form a quorum, so China Bioway can effectively block any action by Sinovac Beijing which requires board approval.

China Bioway has thus far been cooperative with us in handling matters with respect to the business of Sinovac Beijing. There is no assurance, however, that China Bioway will continue to act in a cooperative manner in the future.

Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian were enterprises owning state-owned assets, or EOSAs. Their failure to comply with PRC legal requirements in asset or share transfers may, under certain circumstances, result in such transfers being invalidated by government authorities. If this would occur, we may lose our ownership of certain intellectual property rights that are vital to our business and our equity ownership in Sinovac Beijing and Tangshan Yian.

Sinovac Beijing is currently 71.56% owned by us and 28.44% by China Bioway. Tangshan Yian is currently 100% owned by us. Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., China Bioway, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder) were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. After 2004, EOSAs are also required to make such assets or equity transfers at the government-designated marketplaces. Our acquisitions of intellectual property rights and some of equity interests were subject to these requirements. The technologies related to hepatitis A vaccine, hepatitis A&B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred by Tangshan Yian to us.

Tangshan Yian failed to file with government authorities the appraisal of the hepatitis A vaccine technology that it transferred in 2001 to Sinovac Beijing as Tangshan Yian’s capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian may also have failed to (1) obtain the appraisal of the hepatitis A&B vaccine technology that it transferred for nil consideration to Beijing Keding Investment Co., Ltd., or Beijing Keding, in 2002 (Beijing Keding then transferred the technology to Sinovac Beijing as Beijing Keding’s capital contribution to Sinovac Beijing) and to file such appraisal with government authorities and (2) obtain the appraisal of the influenza vaccine technology that it transferred to Sinovac Beijing in 2004 and to file such appraisal with government authorities, if book value of the hepatitis A&B vaccine technology and the influenza vaccine technology, as applicable, at the time of their transfers, were more than RMB 1 million or 20% of the total fixed assets of Tangshan Yian. These failures may potentially subject us to the risk of losing the ownership or control of these vaccine technologies.

In addition, before we acquired our 71.56% equity interest in Sinovac Beijing and 100% equity interest in Tangshan Yian, both companies had undergone multiple changes in their shareholders and these shareholders’ shareholdings. Some of the EOSA shareholders of Sinovac Beijing and Tangshan Yian, including China Bioway and Tangshan Medicine Biotech Co., Ltd., have sold, transferred or assigned their respective equity interests in Sinovac Beijing and Tangshan Yian without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the assets transfer, such failure may potentially subject us to the risk of losing the ownership or control of our equity interests in Sinovac Beijing and Tangshan Yian.

PRC government authorities may take court actions to invalidate the transfers of the assets or equity investments discussed above for non-compliance with applicable appraisal, filing and approval requirement. We cannot guarantee that government authorities will not take such legal actions or that such legal actions, if commenced, will not be successful. Because we depend on these technologies and because Sinovac Beijing and Tangshan Yian constitute all of our operations, our loss of these technologies or equity interests in Sinovac Beijing and Tangshan Yian would materially and adversely affect our business operations and financial condition.

The landlord that leases us our two buildings in Beijing has not yet obtained ownership certificates for the buildings. We may face the risk that PRC government authorities or third-parties may challenge or invalidate the landlord’s ownership of the two buildings.

In August 2004, we signed two 20-year leases in Beijing with China Bioway Biotech Group Co., Ltd., pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park. We house our Anflu manufacturing and R&D center in these buildings. China Bioway has yet to obtain building ownership certificates for the two building. Under the two leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates. China Bioway also pledged its land use certificate relating to these two leases to a commercial lender in October 2002 for 5 years. In June 2006, China Bioway guaranteed to us in writing that we have all the legal rights and privileges to use the two buildings as agreed to in the two leases and that it will indemnify us any losses or damages that could be incurred if our rights and privileges to use such buildings are impeded or hampered by the commercial lender. We cannot guarantee that China Bioway will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third-parties will not challenge or invalidate China Bioway’s ownership even if it does obtain such ownership certificates. If that happens, we may need to vacate our existing facilities and build alternative facilities, causing material and adverse disruptions to our business operations.

We became a public company through our acquisition of a public shell company, where we were the accounting acquirer and assumed all known and unknown potential liabilities of our predecessor entity.

Our share exchange with Net-Force Systems Inc. was accounted for as a reverse merger in which Sinovac Beijing was deemed the accounting acquirer and Net-Force, which was originally incorporated in 1999, was the legal acquirer. Although we have disposed of all the assets and liabilities of Net Force to a company controlled by its then president and CEO, we cannot guarantee that we will not liable for any liabilities related to the conduct by Net-Force of its on-line gaming business prior to its acquisition by us.

We could be subject to costly and time-consuming product liability actions.

We manufacture vaccines that are injected into vaccinees to protect against infectious illnesses. A failure of our products to function as anticipated, whether as a result of the design of these products, unanticipated health consequences or side effects, or misuse or mishandling by third parties of such products or because of faulty or contaminated supplies, could result in injury and as a result subject us to product liability lawsuits. Claims also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Even a meritless or unsuccessful product liability claim could be time consuming, expensive to defend, and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. Although we carry regular product liability insurance for Healive (we have yet to purchase product liability insurance for Bilive or Anflu), we cannot be certain that we will be able to maintain adequate product liability insurance at a reasonable cost. In addition, we have no clinical trial liability insurance for our clinical trials because such coverage is not available in mainland China. Any insurance coverage we do have may not be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims could have a material adverse impact on our business, financial condition and results of operations.

We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.

We are a small company with 238 full-time employees as of June 30, 2006, and we depend to a great extent on principal members of our management and scientific staff. If we lose the services of any key personnel, in particular, Dr. Weidong Yin, our President and Chief Executive Officer, it could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. The employment agreements do not ensure that we may be able to retain the services of our executive officers for an indefinite period of time in the future. In addition, recruiting and retaining qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

We may encounter difficulties in managing our growth, which could adversely affect our results of operations.

We have experienced a period of rapid and substantial growth that has placed and, if such growth continues, will continue to place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be materially and adversely affected. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement these required improvements.

RISKS RELATED TO GOVERNMENT REGULATION

We can only sell products that have received regulatory approval and many factors affect our ability to obtain such approvals.

Pre-clinical and clinical trials of our products, and the manufacturing and marketing of our technologies, are subject to extensive, costly and rigorous regulation by governmental authorities in the PRC and in other countries. Even if we complete preclinical and clinical trials successfully, we may not be able to obtain applicable regulatory approvals. We cannot market any product candidate until we have both completed our clinical trials and obtained the necessary regulatory approvals for that product candidate.

Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming and expensive processes. The process of obtaining required regulatory approvals from the China State Food and Drug Administration, or the China SFDA, and other regulatory authorities often takes many years to complete and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us 5.5 years and 4.5 years, respectively, to develop and obtain regulatory approval to commercialize Bilive and Anflu.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the time frames anticipated by us. We could encounter difficulties in enrolling vaccinees for trials or encounter setbacks during the conduct of trials that result in delays or trial cancellation. Data obtained from preclinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional government regulations from future legislation, administrative action or changes in China SFDA policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage of testing. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future.

The process of obtaining regulatory approvals is also lengthy, expensive and uncertain for products that have been developed by others but which we work to market and sell in China. For example, LG Life Sciences Ltd. granted us a five-year exclusive right to market and distribute its hepatitis B vaccine in mainland China, subject to our ability to obtain the required regulatory approvals for this product by February 2009. Under the agreement with LG Life Sciences, we have a limited period of time to obtain those approvals before it may terminate the agreement. It may take several years or more to obtain the regulatory approvals necessary for us to be able to market and distribute LG Life Sciences’ hepatitis B vaccine in mainland China, if we are able to obtain such regulatory approvals at all.

Delays in obtaining China SFDA or foreign approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, there can be no assurance that we can maintain the approval or that the approval will not be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

Outside the PRC, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the China SFDA approval process described above and may include additional risks.

If we are unable to enroll sufficient vaccinees and identify clinical investigators to complete our clinical trials, our development programs such as pandemic influenza vaccine and Japanese encephalitis could be delayed or terminated.

The rate of completion of our clinical trials, and those of our collaborators, is significantly dependent upon the rate of enrollment of vaccinees and clinical investigators. Vaccinee enrollment is a function of many factors, including:

•	efforts of the sponsor and clinical sites involved to facilitate timely enrollment;

•	vaccinee referral practices of physicians;

•	design of the protocol;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	the size of the vaccinee population;

•	availability of competing therapies;

•	availability of clinical trial sites; and

•	proximity of and access by vaccinees to clinical sites.

We may have difficulty obtaining sufficient vaccinee enrollment or clinician participation to conduct our clinical trials as planned, and we may need to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of ongoing clinical trials or development of a product for a particular indication.

A setback in any of our clinical trials would likely cause a decline in the price of our common shares.

We recently completed phase I clinical trials of a vaccine against the H5N1 strain of pandemic influenza in collaboration with the China Center for Disease Control and Prevention, or China CDC, in June 2006. The preliminary results of phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union. We intend to apply for authorization from the China SFDA to begin our phase II trial. We are also planning to develop a vaccine against Japanese encephalitis. Setbacks in any phase of the clinical development of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares.

We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

We set goals for and make public statements regarding our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our currently anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

We rely on third parties to conduct our clinical trials, and those third-parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

After we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions and clinical investigators to enroll qualified vaccinees and conduct our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for and commercialize our vaccine candidates may be delayed or prevented.

Because the medical conditions our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, resumed price controls and additional regulations.

A pandemic or the perceived risk of a pandemic could result in China or other countries taking actions to protect their citizens that could affect our ability to control the production and sales of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza or SARS may subject our manufacturing locations to possible seizure by the Chinese government. China may also require that we grant compulsory licenses to allow our competitors to manufacture products using our proprietary technologies or may resume its price control over vaccines although such control has recently been lifted in China.

We may not be able to comply with applicable good manufacturing practice requirements and other regulatory requirements, which could have a material adverse affect on our business, financial condition and results of operations.

We are required to comply with applicable good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as corresponding maintenance, record-keeping and documentation standards. Manufacturing facilities must be approved by governmental authorities before we can use them to commercially manufacture our products and are subject to inspection by regulatory agencies.

If we fail to comply with applicable regulatory requirements, including following any product approval, we may be subject to sanctions, including:

•	fines;

•	product recalls or seizure;

•	injunctions;

•	refusal of regulatory agencies to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; or

•	criminal prosecution.

We deal with hazardous materials that may cause injury to others and are regulated by environmental laws that may impose significant costs and restrictions on our business.

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the “Prevention and Control of Water Pollution Act” and “Environmental Protection Act” enacted by the PRC legislature on May 11, 1984 and December 6, 1989, respectively, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we have passed an environmental examination of our facilities conducted by Beijing Environment Protection Bureau on our hepatitis A vaccine production line, we can not assure you that we will continue to pass similar environmental examinations in future. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to protect our intellectual property, we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect our proprietary technologies. We try to protect the technology that we consider important to our business by filing PRC patent applications and relying on trade secret and pharmaceutical regulatory protection.

We have five patent applications pending in the PRC relating to our SARS vaccine technology. There are no issued patents or any pending patent application with respect to our existing vaccine products. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We cannot assure you that our current or potential competitors, many of which have substantial resources and have made substantive investments in competing technologies, do not have and will not develop, products that compete directly with our products despite our intellectual property rights.

A third party, Shenzhen Kexing Biotech Co., Ltd. in China and granted us a non-exclusive license to the trademark. This license agreement allows us to use the trademark on our biopharmaceutical products. The current license agreement expires on December 31, 2006. We have renewed the license agreement with Shenzhen Kexing which will extend our right to use the trademark on our biopharmaceutical products until December 31, 2011. The license agreement is non-exclusive and terminates automatically if Mr. Weidong Yin is no longer in control of Sinovac. We are planning to remove the trademark from our biopharmaceutical products since we have our separate trademarks for each of our products. If the license agreement is terminated, we may also need to change the Chinese name of Sinovac Beijing.

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. For example, implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

We may depend on market exclusivity for certain of our products, which will afford us less protection than patents.

Assuming regulatory approvals are obtained, our ability to successfully commercialize certain drugs may depend on the availability of market exclusivity under PRC law, which provides protection for certain new products. Under the PRC’s former Regulation on the Protection of New Pharmaceuticals and Technology Transfer, new drugs were afforded exclusivity protection of six, eight or twelve years, depending on the category of the drug in question. During the protection period, the China SFDA would not accept third parties’ applications for manufacturing the drug under protection.

After China joined the WTO in 2001, the PRC government amended and implemented many laws and regulations in the area of pharmaceuticals. Currently, the Drug Administration Law, Implementing Regulations on Drug Administration and Drug Registration Regulation are the primary laws and regulations governing the exclusive protection regime for new drugs.

The Implementing Regulations on Drug Administration provide that the China SFDA may establish a monitoring period for up to five years for a certain new drugs to monitor the safety of these products. During the monitoring period, the China SFDA will not accept third parties’ application for manufacturing or importing the same drug. The China SFDA’s regulations provide that the monitoring period shall be 3, 4 or 5 years. The China SFDA determines the availability and length of the monitoring period depending on the approval conditions of the same or similar drugs in China and in overseas markets. According to the Regulations on the Drug Registration promulgated by the China SFDA in 2005, in case there is more than one application for the same new drug pending, after the issuance of the first production license afforded with a monitoring period, the other co-pending applications should be rejected unless a clinical trial application has been approved.

The period of market exclusivity under these Chinese pharmaceutical regulations is considerably shorter than the exclusivity period afforded by patent protection, which, in the case of invention patents, may last up to 20 years from the national filing date of the patent directed to the product, its use or method of manufacture. We are relying on market exclusivity under Chinese law for our vaccines products such as Healive and Bilive. The market exclusivity period for Healive is from December 8, 1999 to December 7, 2007 and that for Bilive is from January 7, 2005 to January 6, 2008.

If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Patent applications are maintained incognito until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. China, similar to many other countries, adopts the first-to-file system under which whoever first files a patent application (instead of the one who makes first actual discoveries) will be awarded patent. Even after reasonable investigation we may not know with certainty whether we have infringed upon a third-party’s patent because such third-party may have filed a patent application without our knowledge while we are still developing that product. If a third-party claims that we infringe upon its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a competitor’s patent;

•	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

•	we may have to reformulate our product so that it does not infringe upon others’ patent rights, which may not be possible or could be very expensive and time-consuming.

If any of these events occurs, our business will suffer and the market price of our common shares could decline.

The success of our business may depend on licensing biologics from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

The success of our business strategy may be, in part, dependent on our ability to enter into licensing and collaboration arrangements and to manage effectively the resulting relationships. For example, we believe our exclusive right to distribute the hepatitis B vaccine produced by LG Life Sciences in China is important to our success. We are seeking necessary approval from PRC government authorities including the China SFDA to market and sell such hepatitis B in China. We cannot assure you that LG Life Sciences will not terminate its relationship with us, or enter into relationships with third-party competitor of ours in the future. We also consider important to our business the continuous and stable supply of hepatitis B vaccines from Beijing Temple of Heaven Biological Products Co., Ltd. for our production of Bilive, our contemplated collaboration with LG Life Sciences in marketing and distributing our vaccine products in Korea and other countries, our cooperation with China CDC in pandemic influenza research and market exploration in Mexico with Glovax C.V.

Our ability to enter into agreements with commercial partners depends in part on our ability to convince them of the value of our technology and know-how. This may require substantial time and effort on our part. While we anticipate expending substantial funds and management effort, we cannot assure you that strategic relationships will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all. Furthermore, we may incur significant financial commitments to collaborators in connection with potential licenses and sponsored research agreements. In addition, we may not be able to control the areas of responsibility undertaken by our strategic partners and may be adversely affected should these partners prove unable to carry a product candidate forward to full commercialization or should they lose interest in dedicating the necessary resources toward developing any such product quickly.

Third parties may terminate our licensing and other strategic arrangements if we do not perform as required under these arrangements. Generally, we expect that agreements for rights to develop technologies will require us to exercise diligence in bringing product candidates to market and may require us to make milestone and royalty payments that, in some instances, could be substantial. Our failure to exercise the required diligence or make any required milestone or royalty payments could result in the termination of the relevant license agreement, which could have a material adverse effect on us and our operations. In addition, these third parties may also breach or terminate their agreements with us or otherwise fail to conduct their activities in connection with our relationships in a timely manner. If we or our partners terminate or breach any of our licenses or relationships, we:

•	may lose our rights to develop and market our product candidates;

•	may lose trade secret protection for our product candidates;

•	may experience significant delays in the development or commercialization of our product candidates;

•	may not be able to obtain any other licenses on acceptable terms, if at all; and

•	may incur liability for damages.

Licensing arrangements and strategic relationships in our industry can be very complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive. These third parties also may pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us.

Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our costs in research and development and lengthen our new vaccines development process and lower our efficiency in new products development.

We work with scientific advisors and academic collaborators who assist us in our research and development efforts. We generally benefit considerably from the resources, technology and experience such academic collaboration may bring us. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our costs in research and development and lengthen our new vaccines development process and lower our efficiency in new products development.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and all of our sales are currently made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in decreased expenditures by hospitals and other users of our products, which in turn could reduce demand for our products.

Moreover, the political relationship between the United States, Europe, or other Asian nations and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our operations or cause our products to become less attractive. This could lead to a decline in our profitability.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practice. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to the statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on dividends paid by our majority-owned subsidiary, Sinovac Beijing, and wholly-owned subsidiary, Tangshan Yian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. To comply with such accumulated profits requirements, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to allocate a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends. In addition, if Sinovac Beijing or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, both Sinovac Beijing and Tangshan Yian are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign currency is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce and registered with the SAFE. Further, such loans must be registered with the SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has continued to strengthen against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. We rely entirely on dividends paid to us by our subsidiaries Sinovac Beijing and Tangshan Yian, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

The PRC government has provided various incentives to foreign-invested companies, including Sinovac Beijing and Tangshan Yian, in order to encourage development of investment by foreigners. Such incentives include reduced tax rates and other measures. Under the PRC tax laws, the average domestically-owned companies are subject to an enterprise income tax rate of 33% and a VAT rate of 17%. Currently, Sinovac Beijing is subject to a 7.5% enterprise income tax rate until 2006 and a 15% tax rate thereafter, and subject to a preferential VAT rate of 6%. Tangshan Yian is subject to a reduced EIT rate of 24% and a preferential VAT rate of 6%.

However, changes to the PRC’s enterprise income tax law are scheduled for consideration in 2006 and could, if passed into law, adversely affect the taxation of Sinovac Beijing and Tangshan Yian and/or remittances by Sinovac Beijing and Tangshan Yian to us. While the specifics of possible revisions to the law have not been determined, a director of the Department of International Taxation at the PRC State Administration of Taxation, or the SAT, has publicly indicated that some of the key elements may include a unified tax rate for foreign and domestic invested enterprises (which is likely to be set at a higher rate than Sinovac Beijing and Tangshan Yian have been paying) and a restructuring of China’s tax incentives that could include the elimination of certain tax holidays and incentives. The director stated that the SAT is likely to implement transitional measures for foreign invested enterprises like Sinovac Beijing and Tangshan Yian but added that the transition period is likely to be short. Other changes in PRC tax law that would adversely effect us about which there has been speculation include the possible introduction of a dividend withholding tax.

As noted above, historically, we have benefited from tax holidays and incentives. The extent and timing of any changes in the PRC’s tax laws is uncertain. However, the first review of the new law is scheduled for August 2006. The director indicated the SAT’s goal is for the law to be enacted in March 2007 effective on or around January 2008. The director’s comments, of course, are not binding on the PRC government and there can be no assurance as to the nature, extent and scope or timing of changes in the PRC’s tax laws or their possible effect on us. If adopted, we believe certain of these changes could significantly increase our tax expenses.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005, SAFE Notice 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, or “an offshore special purpose company,” for the purpose of acquiring assets or equities of PRC companies. In addition, a PRC resident who is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company, to reflect any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over the assets located in China. If any PRC shareholder fails to make the required SAFE registration or amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to the offshore special purpose company. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. SAFE Notice 75 applies retroactively to PRC residents who have established or controlled an offshore special purpose company that has made onshore investments in the PRC prior to the issuance of SAFE Notice 75, in which case such PRC residents were required to complete the registration procedures by March 31, 2006. Mr. Weidong Yin, our chairman of the board of directors, chief executive officer and president and Mr. Heping Wang are subject to the above registration requirements, but only Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company. The failure of Mr. Heping Wang to make the registration, or these beneficial owners to timely amend their SAFE registrations, where required, pursuant to the SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Notice 75 may result in a restriction on our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect our business.

As it remains uncertain how SAFE Notice 75 will be interpreted or implemented, we cannot predict how and to what extent it will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends, re-investments of profits and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC company with equity interests or assets, we or the owners of such company, as the case may be, may not be able to complete the necessary approvals, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities.

We must comply with PRC legal requirements relating to foreign debt registration and foreign-invested companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a foreign-invested company in cash, technology, land use rights or other tangible or intangible properties of value and “total investment” normally refers to the amount of such company’s registered capital plus all external borrowings by such company. The amounts of a foreign-invested company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent PRC government authority in advance. Change of the foreign-invested company’s registered capital and total investment in the case of Sinovac Beijing, must be approved by its minority shareholder, China Bioway.

Loans by us to Sinovac Beijing or Tangshan Yian cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in Sinovac Beijing’s case, the approval of China Bioway, to increase the amount of total investment. Further, such loans must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing, by China Bioway. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of China Bioway, on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries or affiliates. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand our business.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a holding company and conduct our business in China through our 71.56% majority-owned subsidiary, Sinovac Beijing, and our wholly-owned subsidiary, Tangshan Yian. Sinovac Beijing was incorporated on April 28, 2001 and Tangshan Yian was incorporated on February 9, 1993.

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called “Net-Force System Inc.” and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued 10 million new shares to Lily Wang, one of our current principal shareholders, to acquire a 51% equity interest in Sinovac Beijing that Ms. Wang had contracted to purchase from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from these shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to these shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In February 2005, we acquired an additional 20.56% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

In January 2004, we entered into a share purchase agreement with Heping Wang and issued him 3.5 million of our common shares (1.5 million of 3.5 million common shares were pledged with us and have not been released to him) and a promissory note in the amount of $2.2 million to acquire from him a 100% equity interest in Tangshan Yian that Mr. Wang had contracted to purchase from Tangshan Yian’s then two shareholders immediately before the above 100% share transfer. However, this 100% equity interest in Tangshan Yian was transferred to us directly from these shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Heping Wang was responsible for paying the cash to the two shareholders. The transfer of the Tangshan Yian equity interest by Mr. Wang to us was registered and approved by PRC government authorities in October 2004.

On December 8, 2004, we transferred our listing venue from the OTC Bulletin Board to the American Stock Exchange after satisfying all of the latter’s listing requirements.

Our principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is (86-10) 8289-0088. Investor inquiries should be directed to us at this address and telephone number. Our website is www.sinovac.com. The information contained on our website is not part of this annual report. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we successfully launched our first product, Healive, which is the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the production and sales of our Bilive and Anflu vaccines. Bilive is a combined hepatitis A and B vaccine and Anflu is a flu vaccine. We are currently developing vaccines against the SARS virus, the H5N1 strain of pandemic influenza virus, and the Japanese Encephalitis virus.

To date, we have successfully developed three vaccines.

•	Healive. In May 2002, we obtained final PRC regulatory approval for production of Healive. Healive is the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. A person with hepatitis A often shows no signs or symptoms, though jaundice or yellowing of the eyes and skin and fever are common. Hepatitis A can incapacitate or weaken victims for several weeks or even months. The disease is highly contagious and can be spread by close personal contact with someone carrying the virus, by contaminated consuming food prepared by someone with the disease or by drinking water that has been contaminated by hepatitis A. The safest and most effective form of protection from hepatitis A is vaccination. We sold approximately 0.5 million, 1.0 million and 1.3 million doses of Healive in 2003, 2004, and 2005, respectively.

Hepatitis A vaccines utilize either a dead or weakened form of the infectious pathogen to elicit an immune response in the vaccinee without causing the medical complications associated with the disease. Inactivated hepatitis A vaccines such as Healive, which use a dead form of the virus, offer a favorable alternative to attenuated vaccines, which use a live virus that has been weakened through chemical or physical processes. Attenuated hepatitis A vaccines are seldom used internationally because of their limitations, principally a shorter shelf life and shorter immunization period. In 2005, we estimate that approximately 17 million doses, or approximately 90% of all hepatitis A vaccines sold in China, were attenuated vaccines; with the remainder 10% inactivated vaccines. The market share of liquid formulations of attenuated hepatitis A vaccines is expected to decrease dramatically because they have been, effective January 1, 2006, excluded from the vaccines batch approval list issued by the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP, on December 23, 2005. When taking into account this new regulation and the fact that the shelf life of liquid attenuated vaccines is approximately six months, which is significantly shorter than Healive’s 2.5 years, we expect this will present us with substantial growth opportunities for our Healive vaccine in terms of sales and market share.

•	Bilive. In June 2005, we obtained final PRC regulatory approval for the production of our combined hepatitis A and B vaccine, Bilive, and began selling this product in July 2005. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. The vaccine acts by inducing the body’s immune system to generate antibodies as a reaction to exposure to hepatitis A and hepatitis B antigens. Similar to hepatitis A, hepatitis B is endemic in China, a major worldwide disease and a serious global public health issue. It is preventable with safe and effective vaccines that have been available since 1982; however, information, education and cost have often prevented the mass vaccination programs that would help defeat the virus, particularly in China. A substantial proportion of people who have been infected with the hepatitis B virus will carry chronic or lifelong infections. The chronically infected are at high risk of death from cirrhosis of the liver or liver cancer.

•	Anflu. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. The primary type of influenza vaccines used worldwide is the split virus vaccine, which contains specially treated virus particles. Our Anflu vaccine is an inactivated split flu vaccine formulated from three split inactivated virus solutions. Anflu is standardized according to the WHO annual recommendation each year. We expect to produce 300,000 doses of Anflu in 2006 for the 2006-2007 flu season.

We are currently developing vaccines against three other types of viruses.

•	Pandemic Influenza. Signs of a possible pandemic flu have emerged initially in Southeast Asia, and have been reported in other parts of the globe, as lethal infections of poultry and humans with the H5N1 strain of influenza virus continue to be reported. While there is no confirmed evidence of human-to-human transmission, there have been suspected cases identified in Indonesia in May 2005. It is feared that if the H5N1 influenza virus undergoes either a genetic alteration or recombination with a human influenza virus, a new subtype could emerge which could be both highly contagious and highly lethal in humans. Such a subtype could potentially cause a global influenza pandemic. The WHO has led global efforts to develop a viable vaccine against the H5N1 virus and, in order to encourage the development of influenza flu vaccines, has been providing, since early 2004, the H5N1 bird flu virus strain, developed through reverse genetics at no cost to vaccine manufacturers, including us, around the world. We recently completed the phase I clinical trial of the pandemic influenza vaccine in China in June 2006. The preliminary results of phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union. This vaccine has been developed in collaboration with the China CDC. Although we are required to provide a certain amount of funding for research and development, to date, all of the funding of our development of the vaccine has been from the Chinese government. We plan to apply for additional government grants to fund further development of this product. Under our collaboration with the China CDC, we would retain commercialization and intellectual property rights to the final product. However, we have agreed to provide funding, after we gain profits from the sale of pandemic influenza vaccines, to the China CDC for future research and policy making relating to the pandemic influenza.

•	Japanese Encephalitis (or JE). The JE virus is a mosquito-borne virus that can infect the central nervous system in human beings and animals. JE is a significant public health problem in Southeast Asia and the Western Pacific. In China, the transmission of JE is usually seasonal, occurring in summer and autumn, mainly from July to September. Currently available inactivated vaccines derived from animal cells require multiple inoculations and may cause undesirable side effects. We are in pre-clinical stage of development for a new, potentially safer and more effective vero-cell, or animal cell, derived inactivated JE vaccine that we believe will be more efficacious than other animal cell derived vaccines. This cell line is immortalized and genetically stable, and can be cultivated in large-scale, micro-carrier bioreactor systems. These systems can increase the yield of cells, simplify the operation and stabilize the cultivation condition, all of which facilitates large scale automated production. The PRC government has recommended JE vaccinations be undertaken since 2005, and many provincial CDCs have included JE vaccinations into their expanded programs of immunization. We believe that JE will serve as our entrance into this public market where immunization is sponsored by PRC government authorities.

•	SARS. The SARS epidemic claimed 774 lives worldwide in 2003. At a WHO-sponsored convention of leading SARS researchers and scientists from 15 nations in late 2003, it was concluded that a recurrence of SARS, which spread to more than 35 countries in a matter of months in 2003, could develop into a full-blown global pandemic. We were the first company to complete the phase I clinical trial of our inactivated SARS vaccine. The phase I trial was completed in December 2004, and the trial demonstrated no serious adverse reactions. Currently, because the SARS epidemic has subsided, we are not proceeding with further clinical trials. However, should another outbreak happen in the future, we believe that we could rapidly initiate the phase II and phase III trials. Although we have not completed the development and commercialization of the SARS vaccine, we believe that our efforts have raised our profile internationally and given us valuable experience in working with government and international organizations in the fight against infectious diseases.

MARKET OVERVIEW

The immune system and vaccines

The immune system is the body’s natural defense mechanism for fighting disease caused by infectious pathogens, which are organisms such as bacteria, viruses and other microbes. An immune response may be induced by natural exposure to a pathogen or by a controlled exposure to the antigens embodied in a pathogen by using a vaccine. A vaccine contains a dead or weakened form, or a derivative, of an infectious pathogen, including the antigens that allow the -body to recognize the pathogen. Exposure to a vaccine enables the immune system to rapidly recognize and ultimately destroy the pathogen and prevent it from further infecting the body. Several doses of a vaccine may be needed for a full and effective immune response. In addition, the immunity provided by some vaccines is not life long. In such cases, the immune response may decrease over time, requiring subsequent doses of a vaccine, or boosters, to restore or increase immunity toward a specific pathogen.

Our target markets

Hepatitis A

Hepatitis A is endemic in developing nations such as China. According to a research report published in 1997 entitled “Epidemiology Investigation from 1992 to 1995”, so far the most recent national survey containing hepatitis A data, China’s hepatitis A infection rate in some areas is as high as 80% of the population. Annually, this translates into approximately 2.4 million documented cases of hepatitis A. However, this figure is believed to represent only a fraction of the actual number of new cases, particularly among China’s poor, rural population, among whom hepatitis cases often go undiagnosed or unreported. Hepatitis A is caused by a virus called hepatitis A virus, or HAV. It infects the liver by making it swell and preventing it from functioning properly. Hepatitis A is contagious and can be spread by close personal contact with someone carrying the virus. Hepatitis A can also be contracted by consuming food that has been prepared by someone with the disease or by drinking water that has been contaminated by the virus. Hepatitis A can be passed to anyone, but those who are more likely to contract the virus are persons who live with someone who has hepatitis A, either through frequent contact, people who travel to foreign countries, and intravenous drug users. Persons with hepatitis A virus infection may not have any signs or symptoms of the disease. If symptoms are present, they usually occur abruptly and usually last less than two months. Vaccinees who recover from hepatitis A develop antibodies that provide life-long protection from future infections.

Hepatitis B

The Hepatitis B virus, or HBV, is regarded as the leading cause of liver cancer worldwide. HBV can cause chronic lifelong infection, cirrhosis (scarring) of the liver, liver cancer, liver failure and death. We estimate HBV infection rate to be 60%-70% of the population in China. Symptoms for hepatitis B are similar to hepatitis A. Transmission of hepatitis B occurs when blood or body fluids from an infected person enters the body of a person who is not immune. HBV can be passed to anyone; but those who are more likely to contract the virus are persons who remain in the vicinity of HBV, use illicit intravenous drugs, receive therapeutic blood products or dialysis treatment and receive long term blood dialysis. HBV is typically spread by having unprotected sexual intercourse with an infected person, by sharing needles, or from an infected mother to her child during birth. According to the Evaluation Report on Chinese National Expanded Immunization Plan in 2004, the hepatitis B vaccination rate from 2001 to 2004 in China was approximately 76% for children born in hospitals and approximately 28% for children born at home. During the same period of 2001 to 2004, an average of 16.4 million babies were born in China every year according to the China Population & Development Research Center.

Influenza

Influenza, commonly known as flu, is an infection of the respiratory tract caused by an influenza virus. Influenza is highly contagious and occurs mainly in the late fall, winter and early spring. Influenza affects all age groups and commonly causes moderate to severe illness that results in absences from school and work and lost productivity. Some individuals, however, develop serious complications, such as pneumonia, that require hospitalization and may even result in death. Flu-related complications can occur at any age; however, the elderly and those with weakened or impaired immune systems are much more likely to develop serious complications than are younger, healthier people.

Pandemic influenza

When a new, highly infectious and dangerous strain of the influenza virus appears, the general lack of immunity to this strain in the general population can lead to a pandemic outbreak that quickly spreads. Three influenza pandemics have occurred in the 20th century, the most recent of which occurred in 1968. By United States government estimates, pandemic flu has a greater potential to cause more deaths and illnesses than virtually any other natural health threat. Signs of a possible pandemic flu have emerged in Southeast Asia, as lethal infections of poultry and humans with H5N1 influenza virus continue. This virus is now endemic in bird populations, which increases the likelihood of continued human exposure and the risk of a pandemic flu outbreak. The symptoms of human influenza include fever, sore throat, cough and in severe cases pneumonia. The symptoms of pandemic influenza in humans, however, may be much more serious. Human deaths from the H5N1 virus were unknown until 1997, when six people in Hong Kong died from the virus. Vaccines are the principal medical intervention for protecting individuals against pandemic influenza. If available rapidly and in sufficient quantities, they can reduce the morbidity and mortality of a pandemic influenza outbreak.

Japanese encephalitis

Japanese encephalitis is a mosquito-born virus that can infect the central nervous system in human beings and animals. JE is a significant public health problem in Southeast Asia and the Western Pacific. In China, the transmission of JE is usually seasonal, occurring in summer and autumn, mainly from July to September. At present, therapy of JE involves supportive care to control the symptoms of the disease. Children are particularly susceptible to the JE virus. The typical symptoms of JE include unusual increase of body temperature, headaches, and unconsciousness. The course of disease is about two weeks and it can result in a mortality rate of about 30%. In endemic areas, 85% of cases are children under 15 years old, and those under 10 years old are susceptible to serious neurological and psychiatric complications such as inability to speak, paralysis, imbecility, dementia, malformation of limbs and convulsions. Currently available inactivated vaccines derived from animal cells require multiple inoculations and may cause side effects.

OUR STRATEGY

Our near-term goal is to become the leader in the discovery, development, manufacture and commercialization of vaccines against human infectious diseases in China and our long-term goal is to become an international leader in this area. The key elements of our strategy are to:

•	Maximize sales of our existing products within the Chinese market. We believe that there is significant opportunity to increase sales of our vaccines within the Chinese market. We plan to seek opportunities to build our brand awareness and increase the market penetration of our existing products in the PRC by increasing our marketing efforts, expanding our distribution network and continuing to build relationships with CDCs, hospitals and physicians.

•	Develop new vaccines that address unmet medical needs and improve existing vaccines to enhance their efficacy. We intend to continue to evaluate and develop additional product candidates to expand our pipeline where we perceive a significant unmet medical need and commercial potential, and to improve existing vaccines to enhance their efficacy in preventing diseases.

•	Improve the quality of our vaccine products and lower our production costs. We intend to continue to improve the quality of our vaccine products to rival the quality of our key international competitors’ vaccine products such as their hepatitis A vaccines and their combined hepatitis A and hepatitis B vaccines. While improving the quality of our vaccine products, we also intend to lower our productions costs by securing stable supply of more affordable raw materials, reducing the marketing and sales cost and other administrative costs.

•	Expand our manufacturing facilities to meet need of the growing Chinese market and other geographic markets. To the extent practicable, we intend to continue to develop and expand our manufacturing capabilities to meet growing demands in China and abroad. We currently maintain a production plant for our marketed hepatitis vaccines, and in October 2005 we completed the build-out and GMP validation of a manufacturing facility for our influenza vaccine. We intend to increase the production capacity of our influenza vaccine by constructing an additional new vaccine production line. While we believe we currently have the capacity to meet our near term anticipated production needs, we may seek to expand our manufacturing facilities to meet the growing demand of Chinese and other worldwide markets.

•	Acquire new technologies and products that target large potential market opportunities. We seek suitable opportunities to partner on, or in-license or acquire, new products or innovative technologies, particularly those that could help us gain market share and that target large potential market opportunities and significant unmet medical needs. We believe that pursuing selective acquisitions of companies or technologies in businesses that complement ours could enhance our competitiveness and strengthen our market position. We believe that our relationships with many industry participants such as LG Life Sciences Ltd., China CDCs and our knowledge of, and experience in, the biopharmaceutical industry in China allow us to understand industry trends, technological developments and practical applications, which will assist us in making acquisition decisions.

•	Seek foreign regulatory approvals and expand beyond the Chinese domestic market to markets such as Mexico, Latin America and Southeast Asia. We intend to increase our sales to international markets and enhance awareness of our products outside of China. We plan to seek regulatory approval to sell a number of our products in several developing countries, particularly certain Southeast Asian and South American countries and Mexico, where Glovax C.V. is assisting us with regulatory matters and marketing efforts. We will continue to develop products targeting these and other potential international markets.

OUR PRODUCTS

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Below is a table that outlines our current marketed products and those which we have developed or are developing.

Product	Indication	Stage
		Development	Marketed

Healive	Hepatitis A	✓	✓

Bilive	Combination Hepatitis A & B	✓	✓

Anflu	Influenza	✓	✓

Pandemic Influenza Vaccine	Pandemic Influenza Virus	✓

Japanese Encephalitis Vaccine	Japanese Encephalitis	✓

SARS Vaccine	SARS	✓

Healive

Healive is an inactivated hepatitis A vaccine that is administered intramuscularly. Available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose), Healive is the first and currently the only inactivated hepatitis A vaccine developed in China. Healive took approximately 10 years to develop and was granted a New Drug Certificate by the China SFDA in 1999. We began marketing and sales of Healive in May 2002. Our current manufacturing capacity for hepatitis A vaccines is 6 million doses per year. In 2003, 2004, and 2005, we sold approximately 0.5 million, 1.0 million and 1.3 million doses of Healive that amounted to approximately $2.8 million, $6.5 million and $8.3 million in revenues, respectively. In 2005, approximately 90% of aggregate hepatitis A vaccines sold in China to date have been attenuated vaccines, with only 10% of hepatitis A vaccines sold in China being inactivated vaccines. Since January 1, 2006, however, liquid attenuated hepatitis A vaccines, which have historically represented approximately 80% of the hepatitis A vaccine sales, have been excluded from the vaccines batch approval list issued by the NICPBP on December 23, 2005. When taking into account this new regulation and the fact that the shelf life of liquid attenuated vaccines is approximately six months, which is significantly shorter than Healive’s 2.5 years, we expect that there may be a significant increase in demand for inactive hepatitis A vaccines after that time, and that this represents a significant opportunity for us.

As of December 31, 2005, nine post-marketing clinical trials had been conducted on Healive. In each of these nine clinical trials, participating volunteers were vaccinated with either Healive or a control vaccine. In these clinical trials, Healive demonstrated a better safety profile and immunogenicity than the control vaccine. Since the launch of Healive, we estimate over 2 million doses have been sold.

Healive has demonstrated a good safety profile. The most common reactions following vaccination of Healive that have been recorded include pain at the site of injection, warmth, redness and indurations. Systemic events include fever, dizziness, nausea, fatigue and headache. These events were transient, only rarely reported and were considered by the subjects as mild.

Bilive

Bilive is a combined vaccine formulated by purified inactivated hepatitis A virus antigen, available from Healive, and a recombinant yeast-derived hepatitis B surface antigen that we source. Bilive is used to prevent the infection of hepatitis A and hepatitis B. Bilive is available in different doses for use in both adults and children. 1.0ml dose is for non-immune adults and adolescents 16 years of age and older. 0.5ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. We produce hepatitis A used in producing Bilive on our own and the hepatitis B is sourced from Beijing Temple of Heaven Biological Products Co., Ltd., one of our key suppliers.

Bilive is the first, and currently the only combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive took approximately 5 years to develop and was granted a New Drug Certificate by the China SFDA in January 2005. In June 2005, we obtained a GMP Certificate issued by the China SFDA to our Bilive manufacturing facilities. We began marketing and sales of Bilive in July 2005. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations of hepatitis B vaccines are recommended five years after the initial immunization. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Accordingly, we do not expect to generate more sales from Bilive than Healive. Since Bilive’s launch into the market in July 2005, we have sold approximately 40,000 doses of Bilive in 2005. We sold approximately 10,000 doses of Bilive in the first half of 2006.

Clinical trials on Bilive were performed in two different locations in China between 2002 and 2003. Young adults and children were tested separately. Within each group, those young adults and children were further subdivided into three groups to be vaccinated by either hepatitis A, hepatitis B or a combined hepatitis A and B vaccine. No severe adverse effects were reported in the clinical trials. The data of these clinical trials suggested that the combined hepatitis A and B vaccine is safe and that its immunogenicity is as good as that of the monovalent inactivated hepatitis A vaccine and recombinant hepatitis B vaccine.

Bilive has demonstrated a good safety profile. The most common reactions have been at the site of injection, and include transient pain, redness and swelling. Systemic adverse events include fever, headache, fatigue, nausea and vomiting. These events were transient, only rarely reported and were considered by the subjects as mild.

Anflu

The split virus vaccine, containing specially treated virus particles, is the primary type of influenza vaccines used worldwide. Our Anflu vaccine is an inactivated split flu vaccine formulated from three split inactivated virus solutions. Anflu is standardized according to the WHO annual recommendation each year. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. We expect to produce 300,000 doses of Anflu in 2006 for the 2006-2007 flu season.

Anflu took approximately five years to develop. We began the research and development of our split virus inactivated influenza vaccine in 2001. In 2003, approximately 1,300 healthy volunteers aged over 6 months were enrolled to receive Anflu and a control vaccine in a clinical trial carried out for six months. The results of the clinical trial indicated that Anflu is safe with a low rate of local reactions and systemic reactions and that Anflu’s immunogenicity is suitable for wide use. Our development of the flu vaccine is closely related to our development of a vaccine against pandemic influenza (discussed below). Many governments in the world encourage and incentivize vaccine manufacturers to develop influenza vaccines and build influenza vaccine production lines, because these manufacturing facilities can be easily converted for the production of pandemic influenza vaccines should an outbreak of pandemic influenza occur.

Anflu has demonstrated a good safety profile. Only mild red swelling has been observed as a local reaction in very few cases. Systemic reaction only includes mild to moderate fever, the occurrence rate of which is statistically low.

We filed our new drug application with the China SFDA in June 2004. We received the New Drug Certificate for Anflu from the China SFDA on February 25, 2005. Our Anflu production line is currently located in Beijing and being finalized. We received the Anflu GMP certificate in October 2005, which enables us to manufacture Anflu for the 2006-2007 flu season. To date, we have not sold any Anflu vaccines. We intend to build another larger Anflu vaccine production facility in Beijing.

OUR PRODUCT PIPELINE

Pandemic influenza vaccine

The pandemic influenza virus, or H5N1 virus, is a flu virus that is highly contagious and deadly to birds. H5N1 virus does not usually infect people, but infections in humans with these viruses can and have occurred. Most of these cases have resulted from people having direct or close contact with H5N1-infected poultry or H5N1-contaminated surfaces. Since 2003, a growing number of human H5N1 cases have been reported in many parts of Asia including China. More than half of the people infected with the H5N1 virus have died. There is a significant concern that H5N1 will evolve into a virus capable of human-to-human transmission because there have been suspected cases identified in Indonesia in May 2006.

There is little or no immune protection against the H5N1 virus in the human population. If H5N1 virus were to gain the ability to spread easily from person to person, it is feared that a worldwide outbreak of disease could begin. However, experts from around the world are watching the H5N1 situation very closely and are preparing for the possibility that the virus may begin to spread more easily and widely from person to person.

The WHO has been the key driver in gathering global resources to develop a viable vaccine that may prevent the pandemic influenza. Since early 2004, the WHO has been providing the reverse genetic bird flu virus strain at no cost to vaccine manufacturers around the world to assist in their pandemic influenza R&D efforts. In March 2004, we were provided by the WHO such reverse genetic bird flu virus strain and began to develop our own vaccine. As part of our efforts, in December 2004, we signed a pandemic influenza vaccine co-development agreement with the China CDC to jointly develop a pandemic influenza vaccine. Pursuant to this co-development agreement, we agreed, among other things, to conduct pandemic influenza vaccine R&D based on our established vaccine R&D technical platform and to apply for a New Drug Certificate, production license and patents for a pandemic influenza vaccine, and the China CDC agreed, among other things, to strategize development of the pandemic influenza vaccine, provide us with scientific guidance to vaccine technicalities and conduct certain pandemic related research and vaccine development-related analysis and testing. Both parties agreed to be responsible for certain specified expenditures associated with the vaccine development and to jointly apply for government R&D funds. However, the co-development agreement expressly provides that we will be the applicant for and owner of the future New Drug Certificate, production license and any patent or know-how in connection with the pandemic influenza vaccine. In return, we have agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after we gain profits from the sale of pandemic influenza vaccines. We are applying for grants from the PRC and local governments to further help fund our pandemic influenza vaccine development initiatives.

We began human clinical trials for the pandemic influenza vaccine in December 2005. In April 2006, we announced the completion of the immunization schedule of the phase I clinical trial of H5N1 in which 120 volunteers aged from 18 to 60 have completed the two shot regimen of either the vaccine or a placebo. We completed the phase I clinical trial of H5N1 in June 2006 after we took blood samples from volunteers to analyze the antibody growth and effectiveness of the vaccine. The preliminary results of phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union. We intend to apply for authorization from the China SFDA to begin our phase II trial.

Japanese Encephalitis Vaccine

Japanese encephalitis is a mosquito-born virus that can infect the central nervous system in human beings and animals. JE is a significant public health problem in Southeast Asia and the western Pacific. In China, the transmission of JE is usually seasonal, occurring in summer and autumn-mainly July to September. At present, there is no JE-specific therapy once a person becomes infected, other than supportive care to control the symptoms of the disease in hospital. Humans, especially children, are susceptible to JE virus. JE is clinically characterized by seasonal outbreak, emergent occurrence, hyperpyrexia, headache and unconsciousness. The course of disease is about two weeks and it can result in a mortality rate of about 30%. In endemic areas, 85% of cases are children under 15 years old, and those under 10 years old are susceptible to serious neurological and psychiatric complications such as inability to speak, paralysis, imbecility, dementia, malformation of limbs and convulsion. Currently available inactivated vaccines derived from animal cells require multiple inoculations and may cause undesirable side effects. We are in pre-clinical stage of development for a new, potentially safer and more effective inactivated JE vaccine using our micro-carrier technology for the cultivation of viruses. This technology can increase manufacturing yield, simplify operations, and stabilize cultivation conditions, all of which facilitate large scale automated production.

Microcarrier technology is a multilayer large-scale cell cultivation process to propagate anchorage-dependent animal cells for the purposes of producing vaccines. Microcarrier is small and beaded material used to support the growth of the anchorage-dependent animal cells. These cells are usually suspended in the cultivation medium after they are gently stirred. During this process, cells grow as either monolayer on the surface of small spheres or as multilayer in the pores of macroporous structures. The conventional monolayer cultivation method in producing vaccines has to use thousands of rolling bottles or stacking flat plates and is labor-intensive. Microcarrier provides a multilayer surface for more cells to be attached to a large surface area. We believe microcarrier technology is a better method of cultivating anchorage-dependent animal cells because it can cultivate more anchorage-dependent cells while saving virus antigens.

SARS vaccine

On January 19, 2004, the China SFDA authorized us to conduct the phase I clinical test of a potential SARS vaccine. We were the first institution approved by the China SFDA to conduct human clinical trials of a SARS vaccine. Thirty-six healthy volunteers between 21 years of age to 40 years of age were selected and divided into four groups for clinical testing. Twenty-four subjects (two groups of 12 each) received the vaccine in two doses, while 12 others (two groups of six) received a placebo. The first group of volunteers received their injection on May 22, 2004. By September 1, 2004, all 36 subjects who participated in the clinical trial had been vaccinated with two doses of either the SARS vaccine or the placebo. On December 5, 2004, the PRC Ministry of Science and Technology, the Ministry of Health and the China SFDA jointly announced that the phase I human test of a SARS vaccine, independently developed by Chinese scientists, proved safe and effective in preliminary tests. We have suspended our subsequent clinical trials of our SARS vaccine as there are currently no new reported cases of SARS. If the disease reemerges, we intend to resume the remaining process required to obtain an approval to market and sell the SARS vaccine.

RESEARCH AND DEVELOPMENT

We believe that, among China-based pharmaceutical companies, we are a leader in the research and development of vaccines. Our research and development personnel leverages its significant years of combined experience with what we believe are low operating costs, strong relationships with relevant governmental authorities and research institutes and leading technologies to develop and commercialize our vaccines. We believe our R&D capabilities provide us with a key competitive advantage and we intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as pandemic influenza and SARS and improving on traditional vaccines such as those for Japanese encephalitis.

In order to achieve our R&D goal, we have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track record in China. In most cases, in our existing R&D strategic collaborations we will own the commercial rights to the products that result from the collaboration. Set forth below are examples of projects on which we have collaborated:

R&D Collaborations

Partner	Projects

Institute of Laboratory Animal Science, Chinese Academy of Medical Science	SARS

National Institute For the Control of Pharmaceutical and Biological Products	Hepatitis A, JE, Hepatitis A & B

National Institute for Viral Disease Control and Prevention, China Center for Disease Control and Prevention	Hepatitis A & B, SARS, Pandemic Influenza

National Institute for Epidemic Disease, China Center for Disease Control and Prevention	SARS

Department of Microbiology, University of Hong Kong	Pandemic Influenza

We regularly obtain financial support from the PRC government to research government-sponsored vaccine programs, including SARS and pandemic influenza. We received government funding in the amount of $664,000, $1,688,000 and $1,222,000 for 2003, 2004 and 2005, respectively. These grants were to fund research in the areas of pre-clinical and clinical trials. We are again applying for government grants in 2006, to fund research in areas of clinical trials of pandemic influenza vaccine and expansion of our production capacity.

SALES AND MARKETING

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. CDCs typically place a large number of orders at the end of the year when they begin to stockpile vaccine products for the next year. We usually generate a significant portion of our sales around this time of the year. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. The PRC government recently decentralized its distribution system for vaccine products, to permit vaccine manufacturers to market and sell their vaccines to certain local CDCs and certain inoculation centers and wholesalers in addition to those provincial CDCs. Notwithstanding this change, to date we have not shifted our marketing strategy and have no plans to do so in the near future due to significantly higher sales and marketing costs that a wider sales network may entail.

Our sales and marketing strategy is to develop a stable, solid and long-term relationship with the various provincial and municipal CDCs that constitute our key customer base. To this end, we engage in various marketing activities to promote our products and services. For instance, we regularly hold academic symposia for our CDC customers during which a group of experts and scholars invited by us give lectures to the CDC personnel and update them on the latest research progress in diseases and vaccines. We also assist our CDC customers in “grass roots” disease prevention efforts. In addition, we collaborate with provincial and municipal CDCs to produce education programs related to disease control and prevention with a view to enhancing the public’s awareness and knowledge about epidemic prevention and control. We also employ traditional marketing tools to promote our products such as exhibiting posters at scientific conferences, publishing academic papers in academic journals, such as the Chinese Journal of Vaccines and Immunization and Chinese Journal of Epidemiology. We provide a free hotline number (800-810-5856) and the bulletin board on our website at www.sinovac.com to answer questions from vaccinees, CDCs, doctors and the general public.

As of March 31, 2006, we have a sales and marketing team comprising approximately 60 professionals who are assigned to 13 sales districts designated geographically within China that include 25 provinces and municipalities. Our sales department and marketing department are supported by other departments within our company, such as our logistics department, clinical research department, quality assurance department and information center.

SAFETY AND QUALITY ASSURANCE

All of our facilities are designed and maintained with a view towards conforming with the WHO recommended bio-safety standards. Our Healive, Bilive and Anflu facilities received their GMP certificates in March 2002, June 2005 and October 2005, respectively. To comply with GMP operational requirements, we have implemented a quality assurance plan setting forth our quality assurance procedures, and a complete documentation system.

Our facilities are designed to conform to international standards in bio-pharmaceutical manufacturing. Our production equipment for Healive vaccine was supplied by, and the related facilities were designed by, a European company in accordance with the U.S. FDA and China GMP guidelines, with major equipment and facilities imported from Europe and North America. Our key equipment has passed the inspection conducted by SVS, a GMP validation consulting company.

We closely manage our staff, plant environment, support facilities, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product selling and sales follow-up resolution. Our personnel are trained with respect to these procedures and documentations are routinely undertaken in an effort to ensure comprehensive quality assurance system and the quality of finished product. Our products are required to comply with national standards for products and each batch of our products is required to be tested or verified by the China National Institute for the Control of Pharmaceutical and Biological Products and to obtain a certificate of approval issued by the China SFDA before they can be sold in the market. We utilize vaccine deepfreeze equipment to produce vaccine freeze packages that may facilitate our clinic trials. Each vaccine sold by us is identifiable by a series number which allows us to trace back to each batch if any quality problem or adverse event occurs.

We believe we have an effective internal reporting system to report any serious accidents related to drug use to the China SFDA promptly as mandated by the China SFDA and PRC Ministry of Public Health.

At Tangshan Yian, we own and operate a bio-safety level III laboratory, where we conduct the studies of deadly infectious viruses such as SARS. This laboratory was constructed and managed in accordance with the WHO bio-safety manual.

MANUFACTURING

The production process of our Healive, Bilive and Anflu vaccines can be broadly divided into 5 stages: cultivation and harvest, purification, inactivation, formulation and filling and packaging. The diagram below illustrates the major steps in each stage of production.

*	For Bilive, the hepatitis B component is added to hepatitis A bulk after absorption.

Healive

Hepatitis A virus, or HAV, is our raw material for manufacturing Healive. In the cultivation stage, we add diluted HAV to cell cultures where HAV can effectively propagate for a period of 21 to 28 days. By the end of the cultivation period, we harvest the virus by using chemical agents and then we filtrate the virus-containing fluid and discard the cell debris. We subsequently extract the HAV and further purify it. We then inactivate the purified HAV solution by adding certain quantity of chemical reagent at an appropriate temperature to eliminate the viability and infectivity of HAV. Finally, we formulate the vaccine. The fluid is then diluted to the approved specification, filled into vials or pre-filled syringes and labeled and packaged into cartons.

Bilive

After HAV is cultivated, harvested, purified, inactivated and formulated as described above with respect to Healive, it is combined with a recombinant hepatitis B surface antigen (procured from our third-party supplier Beijing Temple of Heaven Biological Products Co. Ltd.). It is subsequently mixed and diluted with the specified antigen content or active ingredient. The formulated hepatitis A/hepatitis B fluid is filled into pre-filled vials or syringes and then labeled and packaged into cartons.

Anflu

Three types of influenza viruses, selected based on the WHO recommendation for the upcoming flu season, are diluted and injected into the embryonated eggs to be propagated in large quantities at appropriate temperature for approximately three days. At the end of this cultivation period, we harvest the virus and filtrate the virus-containing fluid and discard the cell debris. We then inactivate the harvested virus by adding a certain quantity of chemical reagent at appropriate temperature to eliminate the infectivity of the influenza virus. The inactivated virus is subsequently purified. Thereafter, we disrupt the purified virus solution to complete the split of the viruses. The virus solution of the three types of influenza virus, prepared separately according to the process described above, are mixed and diluted to the approved specification. The formulated influenza vaccine is filled into vials or pre-filled syringes and then labeled and packaged into cartons.

Shelf Life

Set forth below is certain information on the shelf lives of our vaccines and our production capacity.

	Shelf life (year)	Current production Capacity (million doses)
Healive	2.5	4-6*
Bilive	2	4-6*
Anflu	1	2

*	combined capacity of Healive and Bilive

COLLABORATIONS

In May 2005, we entered into a letter of intent with LG Life Sciences Ltd., a leading pharmaceutical company in Korea, concerning a possible collaboration between our two companies where LG Life Sciences expressed interest in marketing our Healive vaccine worldwide and we expressed interest in the possibility of using LG Life Sciences’ hepatitis B vaccines in our production of Bilive. In February 2006, we entered into an exclusive distribution agreement with LG Life Sciences, Ltd. under which LG Life Sciences granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. We are currently in the process of applying for regulatory approval for sale of Euvax B in China. In March 2006, we entered into an additional letter of intent with LG Life Sciences under which we expressed our intention to appoint LG Life Sciences as the exclusive distributor of our pandemic influenza vaccines in Korea, subject to a definitive agreement being signed on or before December 31, 2006.

In August 2005, we entered into a distribution agreement with Glovax C.V., a Dutch biopharmaceutical company with operations in Mexico, pursuant to which we appointed Glovax to be the exclusive distributor of our vaccine products in the Mexican market. Glovax is currently preparing the documentation for the registration, which may take as long as several years to complete.

In December 2004, we signed a pandemic influenza vaccine co-development agreement with the China CDC to jointly develop a pandemic influenza vaccine. Pursuant to this co-development agreement, we agreed, among other things, to conduct pandemic influenza vaccine R&D based on our established vaccine R&D technical platform and to apply for the new drug certificate, production license and patents for the pandemic influenza vaccine. The China CDC agreed, among other things, to strategize development of the pandemic influenza vaccine, provide us with scientific guidance to vaccine technicalities and conduct certain pandemic related research and vaccine development-related analysis and testing. Both parties agreed to be responsible for certain specified expenditures associated with the vaccine development and to jointly apply for government R&D funds. However, the co-development agreement expressly provides that we will be the applicant for and owner of the future new drug certificate, production license and any patent or know-how in connection with the pandemic influenza vaccine. In return, we have agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after we gain profits from the sale of pandemic influenza vaccines.

COMPETITION

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. According to the Chinese SFDA, there are approximately 30 vaccine companies in China, of which we believe approximately 8 to 10 are our direct competitors.

Even with the advent of private medical and healthcare insurance programs in China, most Chinese citizens must pay for their own vaccines, because these insurance programs do not typically cover vaccines. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over cheaper but less safe vaccines provided by local manufacturers and over comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated pharmaceutical and biotechnology companies, universities, and public and private research institutions that currently engage in have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to inactivated hepatitis A vaccine, we consider GlaxoSmithKline Biologicals S.A., MSD, Berna Biotech AG, Institute of Medical Biology, Chinese Academy of Medical Sciences and Kunming Institute of Biological Products our major competitors. With respect to hepatitis A and B vaccine, we consider GlaxoSmithKline Biologicals S.A. our significant competitor. Finally, with respect to influenza vaccine, we consider GlaxoSmithKline Biologicals S.A., Aventis Pasteur S.A. and Chiron Corporation our major international competitors and Zhejiang Hangzhou Tianyuan Biological Products Co., Ltd., Changchun Changsheng Life Sciences Limited, Shanghai Institute of Biological Products, Changchun Institute of Biological Products, Jiangsu Changzhou Yanshen and Lanzhou Institute of Biological Products our major domestic competitors.

We believe we enjoy a number of advantages over our PRC domestic competitors. For example, we are not required, as are most Chinese vaccine manufacturers, to allocate up to 70% of our vaccine production capacity to the central government directed immunology programs because all of our products are paid by private parties rather than any government. The profit margins for these central government directed programs are often quite low. Generally, we believe that the principal competitive factors in the markets for our product candidates will include:

•	safety and efficacy profile;

•	product price;

•	ease of application;

•	product supply;

•	enforceability of patent and other proprietary rights; and

•	marketing and sales capability.

INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY

Protection of our intellectual property and proprietary technology is very important for our business. We rely primarily on a combination of trademark, patent and trade secret protection laws in China and other jurisdictions, as well as employee and third-party confidentiality agreements to safeguard our intellectual property, know-how and our brand. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, operate without infringing the proprietary rights of others, and prevent others from infringing our proprietary rights, is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

We have five patent applications pending in the PRC relating to our SARS vaccine technology. There are no issued patents or any patent application pending with respect to our existing vaccine products or our pandemic influenza or JE product candidates. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

Our five patent applications relate to our new technology for SARS vaccines, including the process for making the SARS vaccine, the actual vaccine product against SARS, the process of manufacturing and monitoring the quality of the SARS vaccine and the process for detecting an antigen of SARS virus. We intend to pursue the prosecution of these patent applications in order to obtain patent protection for our vaccine candidates and process for making our SARS vaccine candidates. However, our patent applications may be rejected by the State Intellectual Property Office if relevant prior art documents are found in anticipation of our inventions or making our inventions obvious over the prior art.

We maintain six registered trademarks in China, including Sinovac, Healive and its Chinese name, Bilive and its Chinese name and our company logo. We also use a trademark owned by Shenzhen Kexing Biotech Co., Ltd. through a nonexclusive royalty-free license, expiring December 31, 2006, from Shenzhen Kexing, We have entered into another license agreement with Shenzhen Kexing which will extend our right to use Shenzhen Kexing’s trademark on certain of our biopharmaceutical products until December 31, 2011. This latest license agreement, not yet in effect, is non-exclusive and terminates automatically if Weidong Yin were to cease his managerial control of Sinovac Beijing. We intend to register additional trademarks including Anflu, Panflu and their Chinese names and associated logos with the Trademark Office of the State Administration for Industry and Commerce in China. We have registered the “Sinovac” trademark in Thailand, Korea and Canada. We are in the process of registering our “Sinovac” and logos as trademarks in such other major countries as the United States, the United Kingdom, Germany and France. We have registered our domain names, including www.sinovac.com.cn, with the CNNIC. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our vaccine products, clinical trial data and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken appropriate security measures to protect these elements. We have entered into confidentiality, non-compete and invention assignment agreements with our executive officers and research and development personnel. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us and cooperate with us to secure patent protection for these inventions if we wish to pursue such protection. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any of our trade secrets, know-how or other proprietary information that is not protected by a patent were to be disclosed to or independently developed by a competitor, our business, results of operations and financial condition could be materially and adversely affected.

We also rely on administrative protection afforded new drugs through the protection period or monitoring period provided by the China SFDA. During the protection period or monitoring period, third parties’ applications for manufacturing or importing the same drug are not accepted by the China SFDA. Our vaccines, Healive and Bilive, have been granted with protection periods of eight years and three years, respectively, from the issuance of their respective production licenses until December 2007 and January 2008, respectively.

Despite any measures we take to protect our intellectual property, no assurance can be made that unauthorized parties will not attempt to copy aspects of our products or manufacturing processes or otherwise our proprietary technology or to obtain and use information that we regard as proprietary.

EMPLOYEES

As of June 30, 2006, we had 238 full-time employees. Of our workforce, 53 employees are engaged in research and development and 59 employees are engaged in sales and marketing. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

INSURANCE

We maintain property insurance coverage from Ping An Property & Casualty Insurance Company of China, Ltd., with an annual aggregate insured amount of approximately $7.7 million to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We also maintain product liability insurance from PICC Property and Casualty Company Limited to cover any personal injury or property damages arising from the use of Healive for an aggregate limit of indemnification for approximately $10,000. We do not carry product liability insurance for Bilive or Anflu because we believe the risk of incurring personal injury or property damages arising from the use of Bilive is low, the aggregate sales volume of Bilive is low and because we have not formally marketed or distributed Anflu. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trails of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets.

LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings. We are not aware of any legal proceedings being contemplated or threatened by any governmental authority or any other party. However, our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act that prohibits an issuer from, among others, extending or maintaining credit to its directors or executive officers. We have extended and maintained some credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and CFO until March 22, 2006, owed us a loan in the amount of approximately $1.8 million as of October 2004 arising from her earlier acquisition of Tangshan Yian’s equity interest in Sinovac Beijing. As of June 30, 2006, the aggregate principal amount of the loan and the accrued interests are approximately $0.55 million. Another former director, Heping Wang, also owed us unpaid capital contribution in the amount of $2.6 million in earlier 2004 although the full amount of this capital contribution had been settled by November 2004. As of December 31, 2005, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. The management chose to conservatively value the amount owing and set up a 100% provision in 2005. In addition, Heping Wang, in connection with his transfer of 100% equity interest in Tangshan Yian to us in 2004, agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB 10.8 million comprising principal amount of the loan in RMB 9 million and the RMB 1.8 million funding fee. Heping Wang has yet to repay us RMB 10.8 million. In an effort to take immediate remedial steps to address any potential violation of the Sarbanes-Oxley Act, we issued a loan repayment letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment by them of all outstanding loan balances including accrued interests. Although we have not received any repayment from them as the date of this annual report, we intend to aggressively seek their prompt and full repayment. For more detailed description of the foregoing transactions, see Section B captioned “Related Party Transactions” of Item 7 of this annual report.

REGULATORY FRAMEWORK OF THE PHARMACEUTICAL INDUSTRY IN THE PRC

The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the China SFDA regulates and supervises biopharmaceutical products under the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law, the Administration of Registration of Pharmaceuticals Procedures, and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our biopharmaceutical production is subject to the requirements on the manufacture and sale of pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical testing, declaration, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Under the relevant laws and regulations, our vaccine products are not officially approved for sale in the market until the following procedures have been followed.

Preclinical Laboratory Tests and Animal Tests. Preclinical tests include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Preclinical tests must be conducted in compliance with Good Laboratory Practice for Non-clinical Tests of Pharmaceuticals, or GLP. With respect to vaccines, the preclinical tests should also comply with Technical Guidance for Preclinical Tests on Prophylactic Vaccines and, in the case of SARS, the Technical Requirements on Preclinical Tests of Inactivated Vaccines against SARS promulgated by the China SFDA that strictly control the registration, procurement, manipulation and tests of SARS strains. We must submit the results of the preclinical tests, together with manufacturing information, analytical data and the sample of product candidate to the provincial SFDA as part of an investigational new drug application, or IND, which must be approved before we may commence human clinical trials. We cannot assure that submission of an IND will result in the China SFDA allowing human clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such human clinical trials.

Human Clinical Trials. Clinical trials involve the administration of the product candidate to healthy volunteers or vaccinees under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase II usually involves studies in a limited vaccinee population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions; to determine dosage tolerance and appropriate dosage and to identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded vaccinee population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals, or GCP. With respect to vaccines, we also have to comply with the China SFDA’s Requirements on Application for Clinical Trial of New Prophylactic Biological Products. The sample vaccine products must be inspected by the China Medicine and Biological Products Examination Institute before they may be used in the clinical trials. We or the China SFDA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

After three phases of human clinical trials, we will submit to the provincial level SFDA a report containing the results of the preclinical and clinical studies, together with other detailed information, including information on the manufacture and composition of the product candidate, to apply for a new drug certificate. For vaccines, we have to comply with the China SFDA’s Guidelines for Clinical Trial Report on Vaccines. In the meantime, we will submit raw materials of the product candidate to the China Medicine and Biological Products Examination Institute.

New Drug Certificate. The provincial level SFDA will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the provincial level SFDA will, within 5 days, conduct an on-site examination on our production facilities and draw samples from three consecutive batches of our products. A medicine inspection institute designated by the provincial level SFDA will inspect the selected samples and later submit its inspection report to the China SFDA. At the same time, the provincial level SFDA will submit its opinion, and examination report on our product candidates, together with our application materials to the China SFDA. If the China SFDA is satisfied with the examination results, it will issue a new drug certificate to us.

Production Permit. Simultaneously with the application of new drug certificate, we also apply to the provincial level SFDA for a production license to manufacture the new drug to be approved by the China SFDA. The production license application will be examined with similar two-stage procedure as for the new drug certificate, first by the provincial level SFDA followed by the China SFDA. After the provincial level SFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level SFDA will transfer the file to the China SFDA. When the China SFDA decides to issue the new drug certificate, it will further examine whether the applicant holds a License for Pharmaceutical Production and whether the applicant has proper production facilities. With the criteria met, the China SFDA will issue the production permit together with the new drug certificate. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the then effective standards and regulations.

Under certain circumstances, for instance, where drugs are developed to prevent or cure such epidemics as SARS, the China SFDA provides for an accelerated proceeding for its review of the new drug certificate application and production permit application relating to such drugs.

The China SFDA will specify a monitoring period ranging from 3 to 5 years when approving the first production permit for most new drugs. During this monitoring period, the manufacturers holding the new drug certificates have to report regularly to the provincial level SFDA, among others, the production process, efficacy, stability and side effects of the new drugs involved. During the same period, the China SFDA will not accept any new application for approval of the same drug involved. However if a third party has filed an application for the same drug and obtained the clinical trial permit before the monitoring period commences, the third party may still obtain a new drug certificate and production permit for the same drug.

We are not required, in most cases, to conduct clinical trials prior to commencing the manufacture of pharmaceutical products for which there are published state pharmaceutical standards on safety and effectiveness, although we have to apply for a production permit from the China SFDA.

GMP Certificate. After receiving a new drug certificate and production permit, we will further need to submit to the China SFDA an application for a Good Manufacturing Practice Certificate, or GMP Certificate. A GMP Certificate is used to approve the manufacturing equipment, process and workshop used in producing a particular drug. The China SFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate should be approved or rejected within six months from the application date.

A GMP Certificate is valid for five years. However, prior to October 2005, a GMP certificate for a drug is valid for only one year except for drugs approved before the GMP practice was implemented by the China SFDA in 2005 (5 years). The manufacturers should apply for a reassessment of their one-year term GMP Certificate no later than three month prior to the expiration of such GMP Certificates and, if approved, would receive a five-year GMP Certificate subject to reassessment by the relevant authority. According to the current practice, we receive a five-year GMP Certificate directly and should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP certificate.

Batch Approval. Our vaccine products cannot be distributed in the market before they are approved for sale by relevant medicine inspection institute. We have to apply for examination and/or inspection of each batch of our products by the relevant inspection institute. For each batch of products, we will provide the inspection institute with samples together with manufacturing records, internal inspection records and other quality control documents. The inspection institute will review the documents and inspect the samples and issue a batch approval within approximately two months, if our manufacture procedures and quality of the products are ascertained to meet the standards as approved by the China SFDA. With the batch approval, we may distribute the approved batch of vaccines to the market.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries.

*	China Bioway Biotech Group Co., Ltd., an affiliate of Peking University, owns the remaining 28.44% equity interest in Sinovac Beijing.

D.	Property, Plant and Equipment

We are headquartered in the Peking University Biological Industry Park in Beijing in a 48,900 square-foot and state-of-the-art facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive where the production equipment for hepatitis vaccine was supplied, and the related facilities were designed by a European pharmaceutical engineering company in accordance with the China GMP and U.S. FDA safety guidelines. We own the above-described 48,900 square-foot facility in Beijing.

In August 2004, we signed two 20-year leases in Beijing with China Bioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Industry Park. We house our Anflu manufacturing and R&D center in these buildings. China Bioway has yet to obtain building ownership certificates for the two buildings. Under the two leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates. China Bioway also pledged its land use certificate relating to these two leases to a commercial lender in October 2002 for 5 years. In June 2006, China Bioway guaranteed to us in writing that we have all the legal rights and privileges to use the two buildings as agreed to in the two leases and that it will indemnify us any losses or damages that could be incurred if our rights and privileges to use such buildings are impeded or hampered by the commercial lender.

Our approximately 40,000 square-foot Tangshan Yian facility in Tangshan, Hebei Province, where research and pilot production for vaccine candidates are carried out, houses a bio-safety level III laboratory, a cell culturing workshop, a pilot trial production workshop and a reagents manufacture workshop. In Tangshan, we obtained a state-owned land use certificate of a granted land with area of approximately 214,200 square feet, 21,700 square feet of which are occupied by cottages of others. Tangshan Yian entered into an agreement with the Tangshan local government, pursuant to which Tangshan Yian will not pay for or use the above approximately 21,700 square feet of the occupied land until the cottages are removed by the government. This situation has no impact on Tangshan Yian’s use of the other part of the land. Tangshan Yian owned the facilities built thereon. We believe that our existing facilities are adequate to meet our current and foreseeable future requirements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

OVERVIEW

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we successfully launched our first product, Healive, which is the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the sale of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine. Our pipeline consists of three vaccine product candidates in the pre-clinical and clinical development phases in China, including a vaccine for the H5N1 strain of pandemic influenza virus which has completed phase I clinical trial, a vaccine for the Japanese encephalitis (JE) virus currently in pre-clinical development, and a vaccine for the SARS virus which has completed phase I clinical trial.

In May 2002, we obtained final PRC regulatory approval for the production of Healive. We sold approximately 0.5 million, 1.0 million and 1.3 million doses of Healive in 2003, 2004, and 2005, respectively. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 40,000 doses of Bilive in 2005. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. We expect to produce 300,000 doses of Anflu in 2006-2007 for the upcoming flu season.

Our proprietary rights

Healive was co-developed by Tangshan Yian and the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP. Tangshan Yian and NICPBP agreed in 2000 that Tangshan Yian will own nearly all proprietary rights to Healive, and that Tangshan Yian, in return, should pay NICPBP Healive technology consulting fee in the amount of approximately $1 million. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, NICPBP, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owns the right to market and sell Healive, and that Sinovac Beijing was required to pay NICPBP approximately $1 million of Healive technology consulting fee that Tangshan had not paid by that time. We obtained final PRC regulatory approval for production of Healive in May 2002, by which time we already received Healive’s new drug certificate from the China SFDA in December 1999 and the production license in May 2002. Production of Healive commenced in July 2002.

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.71% equity interest in Sinovac Beijing and a cash payment of $18,116. Beijing Keding is owned by Weidong Yin and three other senior officers of Sinovac Beijing. In June 2005, we obtained final PRC regulatory approval for production of Bilive. We received the production license for Bilive from the China SFDA in January 2005. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Amortization expense for these proprietary rights was $194,343, $194,326 and $317,518 for 2003, 2004 and 2005, respectively.

Research and development programs

Due to the risks inherent in the clinical trial process and the early stage of development of our products, we did not track our internal research and development costs for each of our research and development programs. We use our research and development resources, including employees and our technology, across multiple product development programs. As a result, we cannot state precisely the costs incurred for each of our research and development programs or our clinical and preclinical product candidates. However, the table below presents our best estimate of our total research and development costs allocable to our leading research and development programs for the periods indicated. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll related expenses and other overhead costs based on estimated usage by each program.

	Years ended December 31,
	2003	2004	2005
	(in thousands)
Research and development programs
Healive	$1,697	$0	$0
Bilive	$10,435	$0	$0
Anflu	$56,984	$244,305	$75,151
Pandemic influenza vaccine	$0	$48,244	$1,167,813
Japanese encephalitis vaccine	$0	$41,521	$158,844
SARS vaccine	$857,630	$670,976	$0
Total	$926,746	$1,005,046	$1,401,808

Significant additional expenditures are generally required to complete clinical trials, start new trials, apply for regulatory approvals, continue development of our technologies, expand our operations and bring product candidates to market. The eventual total cost of each clinical trial is dependent on a number of uncertain variables such as trial design, the length of trials, the number of clinical sites and the number of subjects. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. We anticipate that we will determine which of our early stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate. Because of these and other uncertainties, we cannot reliably estimate completion dates, completion costs and capital requirements for our lead programs, and, therefore, we cannot reliably estimate when we might receive material net cash inflows from our research and development projects.

SARS and Pandemic influenza

We commenced the study and research of a SARS vaccine after the SARS outbreak in 2003. In 2004, we became the first company in the world approved to commence a human clinical trial of a SARS vaccine. On May 22, 2004, the commencement of the phase I clinical trial was announced when the first clinical trial volunteer received his first inoculation. A research grant from the PRC Ministry of Science and Technology and other PRC government agencies on behalf of the PRC have provided sufficient funding for the phase I clinical trial and demonstrates the support for our SARS vaccine research.

The PRC government provided grants to us which are taken into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $664,000, $1,688,000 and $1,177,000 for 2003, 2004 and 2005. We recognized government research grant income of $664,251, $719,220 and $1,167,814 in 2003, 2004 and 2005, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Stock-based compensation

Stock-based compensation is a very significant expense for us, but is based on estimates that have a subjective element. We employ the Black-Scholes option pricing model which in turn is based upon (among other things) assumptions regarding interest rates, expected life and stock volatility. To estimate the risk-free interest rate, we use the U.S. Treasury bill rate for instruments with a similar term to the expected life of the option being granted. Since we have a relatively short trading history, we look at the volatility of the stock of other publicly traded companies in the same industry and use them as a guide.

The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	2005	2004	2003
Expected volatility	59.9%	74.0%	74.0%
Risk-free interest rate	4.51%	3.44%	3.42%
Expected life (years)	5.0	5.0	4.0
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options granted	$2.93	$2.85	$0.74

Given the nature of the estimated volatility of a stock, it is not practical to provide a meaningful assessment of historical accuracy of the estimated volatility used. It is very likely that the expected volatility will change in future periods and the changes could be material.

Amortization of intangible assets

We have amortized the value of intangible assets, being licenses and permits, over an estimated 10-year useful life. The estimated life of intangible assets is inevitably subjective, however at least once per year, we reevaluate the market opportunities for its products and determines whether the remaining useful life estimate is still reasonable.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2005:

	Hypothetical 10% Decrease in Useful Life	As Reported	Hypothetical 10% Increase in Useful Life
Useful life	9 years	10 years	11 years
Amortization expense	$352,798	$317,518	$288,653
Loss for the year	$(5,145,907)	$(5,110,627)	$(5,081,762)
Loss per share	$(0.14)	$(0.14)	$(0.14)

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

Allocation of intangible assets

When we acquired our additional 20.56% interest in Sinovac Beijing in February 2005, we had to allocate the purchase price over the fair value of the net assets acquired. We usually based such allocation upon a third party’s appraisal reports as well as the projected cash flows to be earned from each product.

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

The following table summarizes the amortization expense for each component of licenses and permits, allowing investors to draw inferences regarding the sensitivity of earnings to different allocation models.

	Purchase Price Allocation	Amortization Expense in the Year Ended December 31, 2005
Asset
Inactive hepatitis A	$609,649	$283,603
Recombinant hepatitis A and B	$366,903	$33,915
Total	$976,552	$317,518

The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

Income tax valuation allowance

In 2005, we recorded a $652,300 deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of us to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not. If our evaluation of the circumstances is not correct, we will have to record a charge to operations in respect of any over-accrual of the benefit.

RESULTS OF OPERATIONS

	Year ended December 31,
	2003		2004		2005
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Statement of operations data
Sales	2,839	100.0	6,454	100.0	8,608	100.0
Cost of sales	1,086	38.2	1,938	30.0	2,346	27.3
Gross profit	1,753	61.8	4,516	70.0	6,262	72.7
Operating expenses:
Selling, general and administrative expenses	1,749	61.6	8,843	137.0	10,278	119.4
Research and development expenses	262	9.2	286	4.4	234	2.7
Purchased in process research and development	381	13.4	—	—	233	2.7
Depreciation of property, plant and equipment and amortization of licenses and permits	271	9.5	334	5.2	555	6.4
Total operating expenses	2,663	93.8	9,462	146.6	11,299	131.3
Operating loss	(910)	(32.1)	(4,946)	(76.6)	(5,037)	(58.5)
Interest and financing expenses	(269)	(9.5)	(369)	(5.7)	(229)	(2.7)
Interest and other income	41	1.4	321	5.0	235	2.7
Loss before income taxes and minority interest	(1,138)	(40.1)	(4,994)	(77.4)	(5,031)	(58.4)
Income taxes (recovery)	—	—	(767)	(11.9)	212	2.5
Minority interest share of (earnings) loss	266	9.4	(440)	(6.8)	132	1.5
Net loss for the year	(872)	(30.7)	(4,667)	(72.3)	(5,111)	(59.4)

Sales

Revenues from sales represent the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “—Taxes and Incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and vaccinees and our ability to maintain prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and vaccinees is influenced by the performance and pricing of our products.

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. CDCs typically place a large number of orders at the end of the year when they begin to stockpile vaccine products for next year. We usually generate significant sales around this time of the year. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. The PRC government recently decentralized its distribution system for vaccine products, to permit vaccine manufacturers to market and sell their vaccines to certain local CDCs in addition to those provincial CDCs. Notwithstanding this change, to date we have not shifted our marketing strategy and have no plans to do so in the near future due to significantly higher sales and marketing costs a wider sales network may entail.

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. We intend to price Anflu competitively to offer attractive economic returns to our distributors. The prices of our products are significantly lower than those of foreign imports.

The provincial governments in China may adjust the fee rates from time to time. If they reduce the fee rates, some hospitals and distributors may be discouraged from purchasing our products, which would reduce our sales. In that event, we may need to decrease the price of our products to provide our customers acceptable returns on their purchases. We cannot assure you that our business, financial condition and results of operations will not be adversely affected by any reduction in fees for the vaccines in the future.

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2003, 2004 and 2005 amounted to $1,086,000, $1,938,000 and $2,346,000, respectively. We produce our own products and conduct the final product packaging in-house.

As we source a significant portion of our components and raw materials in China, we currently have a relatively low cost base compared to vaccines manufacturers in more developed countries. We expect the costs of components and raw materials in China will increase in the future as a result of further economic development in China. In addition, our focus on new generations and applications of our products may require higher cost components and raw materials. We plan to offset increases in our cost of raw materials and components through more efficient product designs and product assembly enhancements as well as through savings due to economies of scale.

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially our new products Bilive and Anflu.

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and corporate development. Other significant costs include facilities costs, professional fees for accounting and legal services and the income taxes we assumed for our employees as a result of their exercising the stock options.

Our general and administrative expenses also increase due to increased costs for insurance, professional fees, public company reporting requirements, Sarbanes-Oxley Act compliance and investor relations costs associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel.

Research and development expenses

Our research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•	fees paid to consultants and clinical research organizations in conjunction with their independent monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

•	consulting fees paid to third parties in connection with other aspects of our product development efforts;

•	costs of materials used in research and development; and

•	depreciation of facilities and equipment used to develop our products.

We expense both internal and external research and development costs as incurred, other than those capital expenditures that have alternative future uses, such as the build-out of our plant. We expect our research and development costs will continue to be substantial and that they will increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into preclinical and clinical trials.

Taxes and incentives

Under the current laws of Antigua, we are not subject to tax on our income or capital gains. In addition, no Antigua withholding tax will be imposed on payments of dividends by us to our shareholders.

Substantially all of our sales are conducted in the PRC. Under the current PRC laws, Sinovac Beijing and Tangshan Yian are both subject to enterprise income tax, or EIT, and VAT. Sinovac Beijing is classified as a “New Technology Enterprise” and operates as a Sino-foreign joint venture. As such, it has been and will be subject to a reduced EIT rate of 7.5% for three years until December 31, 2006, compared to a statutory rate of 33% for most domestically-owned companies in China. This classification also reduced Sinovac Beijing’s EIT rate to 15% after December 31, 2006 as long as Sinovac Beijing maintains its qualification as a “New Technology Enterprise.” For the three fiscal years ended December 31, 2003, 2004 and 2005, Sinovac Beijing incurred income tax expenses of $0, $92,833 and $220,111, respectively. VAT is charged based on the selling price of our products at a preferential rate of 6%. Tangshan Yian is subject to a reduced EIT rate of 24% and a preferential VAT rate of 6%.

Comparison of the years ended December 31, 2005 and 2004

Sales. Sales increased 33.4% to $8,608,000 in 2005 from $6,454,000 in 2004. Our sales in 2005 comprised sales of Healive and Bilive . Our sales in 2004 comprised entirely sales of Healive. We generated $8,228,000 and $6,454,000 in sales of Healive for the years ended December 31, 2005 and December 31, 2004, respectively. We generated revenue of $380,000 in sales of Bilive in 2005. The number of doses sold increased from 1.0 million in 2004 to 1.3 million in 2005.

Cost of Sales. Cost of sales increased 21.1% to $2,346,000 in 2005 from $1,938,000 in 2004. The increase was in line with the increased sales.

Gross Profit. Gross profit increased 38.7% to $6,262,000 in 2005 from $4,516,000 in 2004. Gross profit margin was 72.7% and 70.0% for the years ended December 31, 2005 and 2004, respectively. These gross profit amounts are exclusive of depreciation and amortization of land-use right, licenses and permits in the amounts of $333,770 for 2005 and $201,785 for 2004. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 68.9% and 66.8% for the years ended December 31, 2005 and December 31, 2004, respectively. The increase in gross profit margin was due to economies of scale; increased production of Healive decreased the average cost per unit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 16.2% to $10,278,000 in 2005 from $8,843,000 in 2004. Our sales expenses increased in 2005 due to exploration of new markets and efforts to improve sales networks and sales strategy. The increase in our general and administrative expenses in 2005 was partially due to the withholding income tax liability we incurred in the amount of $1,455,000 in connection with our employees’ exercise of their stock options. We expect to see additional increases in SG&A expenses to support our continuing market penetration and brand awareness. We incurred stock-based compensation of $3,356,000 and $4,428,000 for the years ended December 31, 2005 and December 31, 2004, respectively. In the current fiscal year, 88,000 stock options were granted to the directors, employees and consultants at an exercise price of $2.40 per share. 280,000 stock options were granted to the directors, employees and consultants at an exercise price of $3.20 per share. The stock options granted in 2005 have weighted average estimated fair value of $2.93 per share and have different vesting schedules and, as a result, we had unrecognized compensation costs of about $826,000. This unearned component will be recognized over the remaining vesting period. In 2005, 1,977,000 stock options, previously granted to various directors, officers, employees and consultants of the Company on April 14, 2004, were cancelled as we believed the relatively high exercise price of those stock options would not effectively incentivize the optionees. $2,304,000 in stock-based compensation was charged into income as a result of the cancellation.

Research and Development Expenses. Research and development expenses reflect amounts spent on the split flu and SARS vaccines net of government grants to fund these activities, as discussed below. Our research and development expenses decreased by 18.1% to $234,000 in 2005 from $286,000 in 2004, representing activities on the SARS and split flu (Anflu) vaccines. The PRC government provided grants to us which are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2005, we received PRC government SARS and pandemic influenza research grants of $0 and $1,161,000, respectively. In 2005, we recognized government research grant income of $1,168,000, compared to $719,220 in the prior year.

Interest and Financing Expenses. Interest and financing expenses decreased by 38.1% to $229,000 in 2005 from $369,000 in 2004, largely due to less interest expenses.

Income Taxes. We incurred an income tax expense of $212,000 in 2005, compared to an income tax recovery of $767,000 in 2004. In 2005, we accrued a $220,000 liability for income taxes on profits in Sinovac Beijing and recorded a $8,000 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% enterprise income tax rate until 2006 and 15% tax rate thereafter, and subject to a preferential VAT rate of 6% . Tangshan Yian is subject to a reduced EIT rate of 24% and a preferential VAT rate of 6%. In 2005 and 2004, Tangshan Yian had a net loss.

Net Loss. Net loss increased by 9.5% to $5,111,000 in 2005 from $4,667,000 in 2004. The increase in net loss in the current year over the previous period was primarily due to significant increase in selling, general and administrative expenses.

Comparison of the years ended December 31, 2004 and 2003

Sales. Sales increased 127.3% to $6,454,000 in 2004 from $2,839,000 in 2003. Our sales in 2004 and 2003 were entirely comprised of Healive. Revenue growth in 2004 was due to an expanded sales network and improved corporate profile. The number of doses sold increased to 1.0 million in 2004 from 0.5 million in 2003.

Cost of Sales. Cost of sales increased 78.5% to $1,938,000 in 2004 from $1,086,000 in 2003. The increase is in line with the increased sales.

Gross Profit. Gross profit increased 157.6% to $4,516,000 in 2004 from $1,753,000 in 2003. Gross profit margin was 70.0% and 61.8% for the years ended December 31, 2004 and December 31, 2003, respectively. These gross profit amounts are exclusive of depreciation and amortization of land-use rights, licenses and permits in the amounts of $201,785 for 2004 and $201,802 for 2003. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 66.8% and 54.6% for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in gross profit margin was due to economies of scale as a result of increased production of Healive which lowered the average cost per unit.

Selling, General and Administrative Expenses. SG&A expenses increased significantly to $8,843,000 in 2004 from $1,749,000 in 2003. Our sales expenses increased in 2004 due to exploration of new markets and efforts to improve sales networks and sales strategy. We expect to see additional increases in SG&A expenses to support continuing market penetration and brand awareness. We incurred stock-based compensation of $4,428,000 and $120,000 for the years ended December 31, 2004 and 2003, respectively. In 2004, 2,004,500 stock options were granted to the directors, employees and consultants at an exercise price of $4.55 per share. The stock options granted in 2004 have an estimated fair value of $2.85 per share and have different vesting schedules and, as a result, we have unrecognized compensation costs of about $3,400,000 as of December 31, 2004. This unearned component will be recognized over the remaining vesting period. This item does not reduce our cash balance but reflects the fair value of the above-mentioned stock options.

Research and Development Expenses. Research and development expenses increased 8.9% to $286,000 in 2004 from $262,000 in 2003, representing activities on the SARS and split flu (Anflu) vaccines. The PRC government provided grants to us which are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2004, we received PRC government SARS and pandemic influenza research grants of $1,640,000 and $48,000, respectively. In 2004, we recognized government research grant income of $719,220, compared to $664,251 in the prior year.

Income Taxes. We generated an income tax recovery of $767,000 in 2004 while we did not have any income tax recovery in 2003. In 2004, we incurred $93,000 income taxes on profits in Sinovac Beijing and recorded a $860,000 deferred tax recovery in 2005 that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% enterprise income tax rate until 2006 and 15% tax rate after that, and subject to a preferential VAT rate of 6%. Tangshan Yian is subject to a reduced EIT rate of 24% and a preferential VAT rate of 6%. Tangshan Yian had a net loss in 2004.

Interest and Financing Expenses. Interest and financing expenses increased 37.5% to $369,000 in 2004 from $269,000 in 2003. The 2004 increase reflected higher levels of debt, largely due to the acquisition of Tangshan Yian.

Net Loss. Net loss increased 435.0% to $4,667,000 in 2004 from $872,000 in 2003. The increase in net loss in the current year over the previous period was primarily due to increased stock-based compensation since the increase in SG&A was largely funded by an increased contribution from product sales.

B.	Liquidity and Capital Resources

We have incurred annual operating losses since inception, and, as of December 31, 2005, we had an accumulated deficit of $11.6 million. We expect to incur loss over the next few years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Since our inception, we have financed our operations primarily through sales revenue, sale of equity securities, interest income earned on cash and cash equivalents. We have also generated funds from debt financing and from government research grants.

We made capital expenditures of $0.3 million, $1.7 million and $2.4 million in 2003, 2004 and 2005, respectively. We believe that our current cash and cash equivalents, anticipated cash flow form operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash because of changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may need to raise additional money and may seek to do so by: (1) out-licensing technologies or products, (2) securing debt financing or (3) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditure requirements and the scale of our operations. We expect to attempt to raise additional funds in advance of depleting funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term needs will require the successful commercialization of our product candidates and, at this time, we cannot reliably estimate if or when that will occur, and the process may require additional capital as discussed above.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,
	2003	2004	2005
	(in thousands)
Net cash provided by (used in) operating activities	(1,723)	(1,538)	(1,570)
Net cash provided by (used in) investing activities	(729)	(3,050)	(4,883)
Net cash provided by (used in) financing activities	3,560	5,775	11,144
Net increase in cash and cash equivalents	1,107	1,185	4,749
Cash and cash equivalents at beginning of period	313	1,420	2,605
Cash and cash equivalents at end of period	1,420	2,605	7,354

Operating activities

Net cash used in operating activities was $1,570,000 in 2005, compared to net cash used in operating activities of $1,537,000 in 2004. Net cash used in operating activities in 2005 was a result of a net loss of $5,111,000, increased by $1,232,000 cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($3,356,000), a provision for doubtful debts ($447,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,102,000).

Net cash used in operating activities was $1,538,000 in 2004, compared to net cash used in operating activities of $1,723,000 in 2003. Net cash used in operating activities in 2004 was a result of a net loss of $4,667,000, increased by $407,000 cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges of stock-based compensation ($4,428,000), a provision for doubtful debts ($374,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($784,000), offset in part by accounts receivable (2,214,000) and deferred income tax ($860,000). Net cash used in 2003 was a result of a net loss of $872,000, increased by $664,000 cash paid for research and development expenditures qualified for government grants, and adjusted by stock-based compensation ($120,000), acquired research and development ($381,000), depreciation of property, plant and equipment and amortization of licenses and permits ($684,000), increased accounts receivable ($1,150,000) and decreased accounts payable and accrued liabilities ($461,000).

Investing activities

Net cash used in investing activities was $4,883,000 in 2005, compared to net cash used in investing activities of $3,050,000 in 2004. In 2005, cash used in investing activities included $2,444,000 used to acquire property, plant and equipment, $2,260,000 used in relation to the purchase of a further 20.56% interest in Sinovac Beijing (another $1,050,000 was used in 2004 for this same purchase) and $428,000 used as deposit in relation to land use rights. The cash used in investing activities was partially offset by $249,000 released from restricted cash.

Net cash used in investing activities was $3,050,000 in 2004, compared to net cash used in investing activities of $729,000 in 2003. In 2004, cash used in investing activities included $1,650,000 used to acquire property, plant and equipment, offset by cash of $42,000 acquired with the purchase of Tangshan Yian. During such period, we negotiated agreements that govern the purchase of a further 20.56% interest in Sinovac Beijing. In connection with these negotiations, we paid $1,050,000 to two non-controlling shareholders of Sinovac Beijing in 2004 and the remaining $2,260,000 in 2005 for an aggregate share purchase consideration of $3,310,000. The Share Purchase Agreement for the acquisition of the additional 20.56% of Sinovac Beijing closed on February 4, 2005. In 2003, cash used in investment activities included $348,000 used to acquire property, plant and equipment and $381,000 used to acquire drug licenses.

Financing activities

Net cash provided by financing activities was $11,144,000 in 2005 compared to $5,775,000 in 2004. In 2005, net cash provided by our financing activities included proceeds of $5,529,000 from issuance of common shares, $1,424,000 proceeds from shares subscribed, $1,204,000 of advances from related parties and $1,222,000 proceeds from government funding. We paid $379,000 as dividend to minority shareholders in Sinovac Beijing. We also received loan proceeds of $3,667,000 and made loan payments of $1,523,000 in 2005.

Net cash provided by financing activities was $5,775,000 in 2004 compared to $3,560,000 in 2003. In 2004, net cash provided by our financing activities included proceeds of $5,288,000 from issuance of common shares, $207,000 from shares subscribed, and $1,688,000 proceeds from government funding. We also received loan proceeds of $3,268,000 and made loan payments of $3,099,000. We also paid $1,576,000 to related parties.

In 2003, net cash provided by our financing activities included $1,032,000 proceeds from the subscribed shares, $1,208,000 loan proceeds and $1,917,000 of advances from related parties. We also received proceeds from government funding of $664,000. We made loan payments of $1,261,000.

We are a holding company, and we rely on dividends paid by our subsidiaries, Sinovac Beijing and Tangshan Yian, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at the discretion of its board of directors, our subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise development funds and employee welfare and bonus funds. These funds also are not distributable as cash dividends. In addition, if Sinovac Beijing or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict Sinovac Beijing’s or Tangshan Yian’s ability, as the case may be, to pay dividends or make other distributions to us.

The ability of our subsidiary to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

C.	Research and Development

See discussions under “Research and Development Programs” of Section A. “Operating Results” in Item 5 “Operating and Financial Review and Prospects.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following summarizes our long-term contractual obligations as of December 31, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years		3-5 years	More than 5 years
	(in thousands)
Contractual obligations
Long-Term Debt (1)	$2,664	—	$2,664	(2)	—	—
Capital Lease Obligations	—	—	—		—	—
Operating Lease Obligations	$3,220	$171	$342		$342	$2,365
Total	$5,884	$357	$2,820		$342	$2,365

(1)	Includes interest payable in the period.

(2)	Of which $186,000 was paid out in January 2006.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our ability to maximize sales of our existing products within the Chinese market;

•	our ability to develop new vaccines;

•	our ability to improve our existing vaccines and lower our production costs;

•	our ability to expand our manufacturing facilities to meet need of the growing Chinese market and other geographic markets;

•	our ability to acquire new technologies and products;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

H.	Sarbanes-Oxley Act Compliance, Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act that prohibits an issuer from, among others, extending or maintaining credit to its directors or executive officers. We have extended and maintained credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and CFO until March 22, 2006, owed us a loan in the amount of approximately $1.8 million as of October 2004 arising from her earlier acquisition of Tangshan Yian’s equity interest in Sinovac Beijing. As of June 30, 2006, the aggregate principal amount of the loan and the accrued interests amounted to approximately $0.55 million. Another former director, Heping Wang, also owed us unpaid capital contribution in the amount of $2.6 million in earlier 2004 although the full amount of this capital contribution had been settled by November 2004. As of December 31, 2005, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. The management chose to conservatively value the amount owing and set up a 100% provision in 2005. In addition, Heping Wang, in connection with his transfer of 100% equity interest in Tangshan Yian to us in 2004, agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB 1.8 million funding fee. Heping Wang has yet to repay us RMB 10.8 million. In an effort to take immediate remedial steps to address any potential violation of the Sarbanes-Oxley Act,, we issued a loan repayment letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment by them of all outstanding loan balances including accrued interests. Although we have not received any repayment from them as of the date of this annual report, we intend to aggressively seek their prompt and full repayment. For more detailed description of the foregoing transactions, see Section B captioned “Related Party Transactions” of Item 7 of this annual report.

Our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures are not fully adequate and effective in ensuring that the material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. We have taken a number of remedial actions to cure such inadequacy or ineffectiveness. For more details, please see the section captioned “Evaluation of the Disclosure Controls and Procedures” of Item 15 of this annual report.

During the audit of our financial statements for the fiscal year ended December 31, 2005, we identified the following internal control issues: (1) our failure to timely reconcile our accounts under PRC generally accepted accounting principles to U.S. GAAP; (2) our failure to withhold the individual income tax with respect to the employees’ stock option gains; (3) the inappropriate claims by certain of our employees of personal income tax exemptions; (4) our understatement of selling expenses and liabilities; (5) our understatement of sales commissions and liabilities; and (6) our understatement of income tax expenses and tax liabilities. In response, we have corrected these errors, and our management initiated a review of our financial and accounting systems and identified material weaknesses in our internal control system over financial reporting related to our lack of personnel with U.S. GAAP reporting experience. This was compounded by the resignation of Lily Wang on March 22, 2006 as our CFO, which resulted in a lack of sufficient oversight over our financial reporting and other compliance matters. We have not appointed a formal successor CFO, but we have identified a CFO candidate who just commenced his probation period with our company on July 3, 2006. We have also appointed Ms. Jinling Qin, manager of our finance department, as the Acting CFO during the transition period. We are in the process of adopting some other remedial actions to rectify the identified material weaknesses in the internal control over our financial reporting. Such remedial actions include retaining professional consultants to advise on the internal control over our financial reporting, recruiting a new staff member who is familiar with U.S. GAAP and implementing procedures to withhold the individual income tax in connection with our employee’s exercise of stock options.

The efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our financial statements is subject to continued management review. We cannot be certain that these measures will ensure that we implement and maintain adequate internal control over financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations. We cannot guarantee that we will not identify further material weaknesses or significant deficiencies in our internal control over financial reporting in the future or that future restatements will not be required.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of June 30, 2006.

Directors and Executive Officers	Age	Position/Title
Weidong Yin	42	President, Chief Executive Officer, Secretary and Director

Xianping Wang	52	Director

Simon Anderson(1)(2)(3)	45	Director

Yuk Lam Lo(1)(2)(3)	58	Director

Chup Hung Mok (1)(2)(3)	49	Director

Jinling Qin	61	Acting Chief Financial Officer

Jiansan Zhang	51	Vice General Manager

Nan Wang	40	Vice General Manager

Changjun Fu	47	Vice General Manager

(1)	Member of the audit committee.

(2)	Member of the corporate governance and nominating committee.

(3)	Member of the compensation committee.

Mr. Weidong Yin has served as the president, CEO, secretary and a director of our company since September 2003. Mr. Yin is also the general manager of our subsidiary, Sinovac Biotech. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of our Healive vaccine. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D”, “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D.” He obtained his Masters degree in Business Administration from the National University of Singapore.

Mr. Xianping Wang has served as a director of our company since March 2006. He has also been the president and CEO of Xinhua China Ltd. since September 2004, which is a company listed on the NASD Over-the-Counter Bulletin Board under the symbol “XHUA”. He has also served as the president of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, and from 1992-1997 he served as the president of Beijing New Fortune Investment Co., Ltd. as well as general manager of Beijing Fuhua Constructions and Development Co., Ltd. Mr. Wang has worked in a diverse range of industries, such as medicine, the health care industry, construction projects, investment consultation and real estate development. Since 1993, he has participated in various real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion, Jinhua Garden and others. Mr. Wang is brother of Lily Wang, a former director and CFO of our company, and Heping Wang, a former director of our company. Mr. Wang has a bachelor’s degree in engineering from the Navy Engineering Institute and a master’s degree in economics from Tsinghua University.

Mr. Simon Anderson has been a director of our company since July 2004. Mr. Anderson is a member of the audit, compensation and corporate governance and nominating committees. Mr. Anderson has been a partner and Vice President of MCSI Consulting Services Inc. since 1996. Mr. Anderson is a chartered accountant and from 1994 to 1996, he was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson also serves as a director and/or chief financial officer of three other public companies including Ikona Gear International, Inc., SHEP Technologies, Inc. and Buffalo Gold Ltd.

Mr. Yuk Lam Lo has served as a director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. He is currently serving as the vice president of PerkinElmer Life and Analytical Sciences, Pacific Rim, the chairman of the Industry Technology Committee of the Chinese Manufacturers’ Association of Hong Kong and the director of the Chinese Manufacturers’ Association of Hong Kong. Professor Lo also served as the chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee, HKSAR, and as chairman of the Biotechnology Committee, Industry & Technology Development Council, HKSAR. He also served the director of the Hong Kong Applied R&D Fund Co., Ltd., HKSAR. Professor Lo was also heavily involved in several committees of the Industry Department of the HKSAR Government. Professor Lo has been named an Honorary Fellow by the Hong Kong University of Science and Technology as well as the Honorary Chairman of the City University Committee of Co-operative Education Centre. Prof. Lo has extensively served the societies of greater China. He is currently a member of the Advisory Committee of the World Trade Centre Association (Hong Kong), an adjunct professor of the Chinese University of Hong Kong, the special advisor of the Hong Kong University of Science & Technology (HKUST), a committee member of the Biotechnology Research Institute (BRI) of HKUST, and a member of the Advisory Committee of the City University of Hong Kong and the Hong Kong Polytechnic University. In mainland China, Professor Lo is a consultant to the Economic Bureau, Changchun, a member of the advisory committee of the Shenzhen Municipal Science and Technology Bureau, an honorary consultant of the Beijing Medical University, an honorary professor of Chengdu University of TCM and a visiting professor at Xiamen University, China and at Shanghai Jiao Tong University.

Ms. Chup Hung Mok has served as a director of our company since March 2006. Ms. Mok is a member of the audit, compensation and corporate governance and nominating committees. She is currently the Financial Controller of Zero Spot Laundry Service Private Limited where she is responsible for the financial affairs of that company and also leads the human resource department. Prior to joining Zero Spot Laundry Service Private Limited, Mok worked for more than 28 years in banking. Mok worked in Bank of China’s Singapore Branch from January 2002 to June 2005. During that period, she led the Internal Audit and Treasury Settlements departments. Ms. Mok was also a member of the bank’s Assets and Liabilities Management Committee, its Prevention of Money Laundering Committee and its Business Continuity Management Committee. Prior to joining the Bank of China, Ms. Mok began her career with Kwangtung Provincial Bank’s Singapore Branch in the retail banking division. From 1992 to 2001, as part of the senior management of the Kwangtung Provincial Bank, she had oversight responsibilities in accounting, treasury settlements, human resource management and credit management functions. Ms. Mok was also responsible for setting up the Kwangtung Provincial Bank’s Treasury Department. In addition, she was a member of Kwangtung Provincial Bank’s Credit Committee and a member of the Prevention of Money Laundering Committee. Ms. Mok holds a Master of Business Administration from the National University of Singapore.

Ms. Jinling Qin has served as our acting CFO since March 22, 2006. Prior to that, she had been the Manager of the Finance Department of Sinovac Beijing since January 2001. During 1993 and 2000, Ms. Qin was the Director of the Finance Department of Tangshan Yian. She served as the Director of the Audit Department of the Economics Commission of Tangshan City, Hebei Province during 1988 and 1993. Ms. Qin holds an associate degree in accounting from Hebei Provincial Academy of Machinery and Electronics.

Mr. Jiansan Zhang has as served the vice general manager of Sinovac Beijing since April 2001 and the deputy general manager of Tangshan Yian since 1998. At Sinovac Beijing, he oversees the production, engineering, research and development and quality assurance departments. At Tangshan Yian, he oversees the P3 Lab. From 1995-1997, Mr. Zhang served as the production manager and the assistant to the general manager of Shenzhen Kangtai Biological Product Co., Ltd. From 1988-1995, he served as the vice general manager of Shenzhen Guangxin Biological Product Co., Ltd. and from 1992-1995, he served as a consultant to Tangshan Yian. Mr. Zhang received his bachelor’s degree in medical treatment from Sun Yat-sen University of Medical Sciences and an EMBA degree from Tsinghua University. In 1980, Mr. Zhang completed advanced training courses in management and quality control of biological products in Holland.

Ms. Nan Wang has served as the vice general manager of Sinovac Beijing since 2001 where she oversees business development and clinical research. From 1998 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University. From 1993 to 2001, she worked as a manager at China Bioway Biotech Group Co., Ltd. Ms. Wang received her bachelor’s degree in biology from Peking University and her master degree from University of International Business and Economics. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs in 2003.

Mr. Changjun Fu has served as Sinovac Beijing’s vice general manager since March 2002. Mr. Fu currently oversees the sales and marketing department and business development of Sinovac Beijing. Prior to joining Sinovac Beijing, Mr. Fu was the sales director at Changchun Changsheng Biological Product Co., Ltd. from 1986 to 1997 where he oversaw the marketing of vaccine products, particularly hepatitis vaccines. From 1997 to 2002, Mr. Fu served as the Vice President of Shenzhen Shukang Biological Products Co. Ltd. where he was responsible for the marketing and sales of vaccines and blood products. Mr. Fu received a bachelor’s degree in 1984 from Norman Bethune University of Medical Sciences, the PRC.

B.	Compensation of Directors and Executive Officers

In 2005, the aggregate cash compensation paid to our executive officers, including all the directors, was approximately $203,576. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. For options granted to officers and directors, see “2003 Stock Option Plan.”

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. As of December 31, 2005, options to purchase 1,869,300 common shares are outstanding. The following table summarizes, as of December 31, 2005, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 stock option plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Weidong Yin	406,000	1.31	November 13, 2003	November 12, 2008

Simon Anderson	150,000	3.20	November 4, 2005	November 3, 2010

Jinling Qin	18,000	1.31	November 13, 2003	November 12, 2008

Lily Wang	200,000	1.31	November 13, 2003	November 12, 2008

Heping Wang	170,000	1.31	November 13, 2003	November 12, 2008

Jiansan Zhang	27,000	1.31	November 13, 2003	November 12, 2008

Nan Wang	24,000	1.31	November 13, 2003	November 12, 2008

Changjun Fu	24,000	1.31	November 13, 2003	November 12, 2008

Other individuals as a group	850,300	From 1.31 to 3.36	November 13, 2003 earliest	November 3, 2010 latest

2003 STOCK OPTION PLAN

Our board of directors has adopted a stock option plan on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of our stock option plan.

•	Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 stock option plan. As of December 31, 2005, options to purchase an aggregate of 1,869,300 of our common shares were issued and outstanding and an aggregate 1,388,200 common shares have been issued pursuant to options issued under the plan.

•	Termination of options. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, the options will terminate to the extent any is not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

•	Administration. Our stock option plan is administered by our board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•	Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.

•	Option agreement. Options granted under our stock option plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by our board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.

•	Option term. The term of options granted under the 2003 stock option plan may not exceed ten years from the date of grant.

•	Change of control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options will become fully vested and exercisable immediately prior to such transaction.

•	Termination of plans. Unless terminated earlier, the 2003 stock option plan will expire in 2023. Our board of directors has the authority to terminate our stock option plan prior to the expiry of the plan provided that such early termination shall not affect the options then outstanding under the plan.

C.	Board Practices

BOARD OF DIRECTORS

Our Articles of Association prescribes that we should have a minimum of 1 and a maximum of 15 directors. Currently, our board of directors comprises 5 board members, three of them are independent. Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and by-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee as of April 12, 2006.

Audit committee

Our audit committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Chup Hung Mok, and is chaired by Simon Anderson, who is a financial expert. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Chup Hung Mok, and is chaired by Yuk Lam Lo. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Chup Hung Mok, and is chaired by Chup Hung Mok. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

DUTIES OF DIRECTORS

Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and by-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

INTERESTED TRANSACTIONS

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

REMUNERATION AND BORROWING

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

D.	Employees

As of June 30, 2006, we had 238 full-time employees. Of our workforce, 53 employees are engaged in research and development and 59 employees are engaged in sales and marketing. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of the date of June 30, 2006, the most recent practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Weidong Yin	6,000,000	15.10
Simon Anderson	Nil	*
Xianping Wang	504,500	1.27
Jinling Qin	13,400	*
Jiansan Zhang	35,000	*
Nan Wang	43,000	*
Changjun Fu	17,400	*
Principal Shareholders:
Lily Wang	4,653,121	11.71
Heping Wang	2,547,600	6.41

*	Owns less than one percent of the common shares, based on 39,726,028 common shares outstanding as of June 30, 2006,

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 39,726,028 common shares outstanding as of June 30, 2006, as well as the common shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

TRANSACTIONS WITH LILY WANG

Lily Wang, a principal shareholder of our company, was also our director from September 2003 to March 2006.

In September 2003, we issued 10 million new common shares to Lily Wang in exchange for a 51% equity interest in Sinovac Beijing that Ms. Wang had contracted to buy from certain of Sinovac Beijing’s then four shareholders for cash immediately before the above 51% share transfer. This 51% equity interest in Sinovac Beijing was transferred to us directly from these shareholders and was recorded in the applicable transfer instrument as a cash transaction. The cash due to these shareholders was payable by Ms. Wang. The transfer of the 51% equity interest to us was registered and approved by relevant PRC government authorities in August 2004. The common shares we issued to Ms. Wang were issued at a price of $0.60 per share, representing approximately 37% of our outstanding common shares immediately after the issuance.

Tangshan Yian was one of the shareholders from whom Ms. Wang contracted to buy the Sinovac Beijing equity interest described above. Ms. Wang agreed to buy from Tangshan Yian a 15.72% equity interest in Sinovac Beijing for a cash consideration of approximately $1.8 million. This 15.72% equity interest was transferred to us directly in our partial acquisition of Sinovac Beijing described above. When we acquired Tangshan Yian as a wholly-owned subsidiary in November 2004, its assets included a promissory note from Ms. Wang for the approximately $1.8 million purchase consideration. In October 2004, we and Ms. Wang entered into a pledge and escrow agreement under which Ms. Wang pledged 3 million of her shares in our company to us as collateral for this $1.8 million unpaid purchase consideration. Under the agreement, Ms. Wang will pay by November 15, 2006, the unpaid purchase consideration together with interest thereon at 5% per annum in quarterly installments of $200,000 each. As of June 30, 2006, approximately $0.55 million in accrued interests of the purchase consideration remained outstanding.

TRANSACTIONS WITH HEPING WANG

Heping Wang was our director from September 2003 to April 2006. Mr. Wang is also brother of Lily Wang.

In January 2004, we entered into a share purchase agreement with Heping Wang to acquire from Mr. Wang a 100% equity interest in Tangshan Yian that he had contracted to purchase from Tangshan Yian’s then existing two shareholders immediately before the above 100% share transfer. This 100% equity interest in Tangshan Yian was transferred to us directly from these shareholders and was recorded in the applicable transfer instrument as a cash transaction. The purchase consideration we paid Mr. Wang was (1) 3.5 million of our new common shares, issued at a price of $0.76 per share and (2) a promissory note from us in the amount of $2.2 million. The foregoing purchase consideration took into account the value of Tangshan Yian with an increased registered capital by $2.6 million that Mr. Wang had agreed to subscribe for but had not yet paid. In connection with this acquisition, Mr. Wang issued us a promissory note in the amount of $2.6 million in respect of such unpaid capital contribution.

The transfer of the 100% equity interest to us was registered and approved by relevant PRC government authorities on October 25, 2004. In October 2004, our $2.2 million promissory note to Mr. Wang was canceled and Mr. Wang’s $2.6 million promissory note was reduced by $2.2 million. Mr. Wang paid the $400,000 balance of the promissory note in November 2004. As of December 31, 2005, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. The management chose to conservatively value the amount owing and set up a 100% provision for it in 2005.

At the time of the above equity interest transfer from Mr. Wang to us, Tangshan Yian owed to China High Tech Investment Co., Ltd. a loan in the principal amount of RMB 9 million that occurred in 2001 and 2002. In 2005, Tangshan Yian agreed to pay China High Tech Investment an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB 1.8 million funding fee, in two equal installments by September 30, 2005 and December 31, 2005, respectively. Tangshan Yian further agreed, if it fails to make either of these two loan installment payments, to pay China High Tech Investment a default penalty at 0.1% of the aggregate outstanding loan balance per day. So far the only payment Tangshan Yian made to China High Tech Investment was RMB 2 million in November 2005.

In connection with the above equity interest transfer, Mr. Wang agreed to assume and indemnify Tangshan Yian’s loan obligations owed to China High Tech Investment. In October 2004, we and Mr. Wang entered into a pledge and escrow agreement, under which Mr. Wang pledged 1.5 million of his shares in our company to us as collateral to secure his indemnification obligation owed to us in respect of the loan. When the above two loan installment payments became due, Mr. Wang, however, did not fulfill his promise to assume and pay us the then outstanding loan amount.

In 2006, we once extended Mr. Wang’s loan payment due date to May 31, 2006. In early June 2006, we further extended his loan payment due date to September 30, 2006. On June 22, 2006, however, we sent a loan repayment letter to Mr. Wang demanding him to immediately pay us in full all outstanding loan amount and its accrued interests to comply with the Sarbanes-Oxley Act. We have not received any loan repayment from him as of the date of this annual report.

TRANSACTIONS WITH CERTAIN OTHER DIRECTORS AND AFFILIATES

We made a loan to Shenzhen Bio-Port Co., Ltd., a previous non-controlling shareholder of Sinovac Beijing, in 2004 in an aggregate amount of approximately $421,327 for the purposes of funding Shenzhen Bio-Port’s working capital. The loans bore interest at the prevailing commercial lending rates in China and were payable on demand. As of the date of this annual report, Shenzhen Bio-Port has fully repaid such loan to us.

We made a loan to Shenzhen Bio-Port Co., Ltd., a previous non-controlling shareholder of Sinovac Beijing, in 2005 in an aggregate amount of approximately $1,250,000 for the purposes of funding Shenzhen Bio-Port’s working capital. The loans bore interest at the prevailing commercial lending rates in China and were payable on demand. As of the date of this annual report, Shenzhen Bio-Port has fully repaid such loan to us.

Beijing Xinfu Investments Ltd., a corporation of which Xianping Wang was General Manager, a director of Sinovac Beijing, made a three-month short-term loan to us in September 2001 in an aggregate amount of approximately $625,000 for the purposes of funding Sinovac Beijing’s working capital. The loans bore interest at the prevailing commercial lending rates in China. The loan was later extended to December 30, 2003. As of the date of this annual report, we have fully repaid such loans to Beijing Xinfu Investments.

We entered into two operating leases with China Bioway Biotech Group Co., Ltd., the current minority shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual lease payment of $170,988. The leases commenced on August 12, 2004 and have a term of 20 years.

In 2005, we made a deposit of $433,694 to Beijing Xingchang Dabo Real Estate Development Ltd., a company controlled by Xianping Wang, a director of Sinovac Beijing, in respect of the acquisition of certain land-use rights. We decided not to pursue the acquisition, and the deposit was returned to us.

We paid $72,000 to Lily Wang, our former director and CFO, in each of 2004 and 2005 for her management consulting services.

In 2004, we paid $36,000 to Bin Zou, then treasurer of the company and Xianping Wang’s wife, for her services as treasurer in managing the company’s account in Canada.

In June 2003, Shenzhen Bio-Port Co., Ltd. a corporation controlled by Xianping Wang, one of Sinovac Beijing’s directors, agreed to settle the debt owed by Sinovac Beijing in the amount of $2,608,696 in exchange for 16% interest in Sinovac Beijing.

In 2005, we paid $25,944 to a management services company 50% owned by Simon Anderson, one of our directors, for his services provided in the capacity of a director and a member of the audit committee. This management services company did not separately provide us any service.

SHARE OPTIONS

See Item 6.B. “Directors, Senior Management and Employees – 2003 Stock Option Plan.”

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. However, our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act that prohibits an issuer from, among others, extending or maintaining credit to its directors or executive officers. We have extended and maintained some credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and CFO until March 22, 2006, owed us a loan in the amount of approximately $1.8 million as of October 2004 arising from her earlier acquisition of Tangshan Yian’s equity interest in Sinovac Beijing. As of June 30, 2006, the aggregate principal amount of the loan and the accrued interests amounted to approximately $0.55 million. Another former director, Heping Wang, also owed us unpaid capital contribution in the amount of $2.6 million in earlier 2004 although the full amount of this capital contribution had been settled by November 2004. As of December 31, 2005, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. The management chose to conservatively value the amount owing and set up a 100% provision in 2005. In addition, Heping Wang, in connection with his transfer of 100% equity interest in Tangshan Yian to us in 2004, agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan in RMB 9 million and a RMB 1.8 million funding fee. Heping Wang has yet to pay us the RMB 10.8 million. In an effort to take immediate remedial steps to address any potential violation of the Sarbanes-Oxley Act, we issued a loan repayment letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment by them of all outstanding loan balances including accrued interests. Although we have not received any repayment from them as the date of this annual report, we intend to aggressively seek their prompt and full repayment. For more detailed description of the foregoing transactions, see Section B captioned “Related Party Transactions” of Item 7 of this annual report.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table indicates the high and low market prices of our common shares over (1) the last three fiscal years, (2) each quarter since first quarter of 2004 and (3) each month since January 2006. Our common shares commenced trading on the OTC Bulletin Board on February 21, 2003 and then became listed on the American Stock Exchange under the symbol “SVA” on December 8, 2004.

	Sales Price
	High	Low
Annual Highs and Lows
2005	$7.92	$1.65
2004	$6.95	$1.71
2003 (1)	$1.80	$0.75
Quarterly Highs and Lows
Second Quarter 2006	$4.97	$2.30
First Quarter 2006	$5.28	$3.24
Fourth Quarter 2005	$7.92	$3.91
Third Quarter 2005	$4.83	$2.35
Second Quarter 2005	$3.24	$1.65
First Quarter 2005	$3.90	$2.60
Fourth Quarter 2004	$4.45	$3.30
Third Quarter 2004	$3.85	$2.64
Second Quarter 2004	$6.01	$2.93
First Quarter 2004	$6.95	$1.71
Monthly Highs and Lows
January 2006	$5.25	$3.92
February 2006	$4.48	$3.62
March 2006	$5.28	$3.24
April 2006	$4.65	$3.85
May 2006	$4.97	$3.30
June 2006	$3.61	$2.30

(1)	Our common shares commenced trading on the OTC Bulletin Board on February 21, 2003.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004. Since December 8, 2004, our common shares have been listed on the American Stock Exchange under the symbol “SVA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an Antigua company with limited liability, and our affairs are governed by our articles of incorporation, by-laws and the International Business Corporations Act.

The following are summaries of material provisions of our articles of incorporation, by-laws and the International Business Corporations Act insofar as they relate to the material terms of our common shares.

COMMON SHARES

General

All of our outstanding common shares are fully paid and non-assessable. The common shares are issued in registered form. Holders of common shares are entitled to receive share certificates. Our shareholders who are non-residents of Antigua may freely hold and vote their common shares.

Dividends

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the International Business Corporations Act.

Voting rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least a majority of our shares at the meeting present in person or by proxy. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least five percent of our issued share capital. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmation vote of a simple majority of the shares entitled to vote. A special resolution requires the affirmative vote of no less than two-thirds of the votes entitled to vote. Unless the International Business Corporations Act otherwise requires, resolutions to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a shareholders’ meeting. Important matters such as a change of our name or making changes to our by-laws require a special resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution.

Transfer of common shares

Our shareholders may transfer common shares by endorsing the relevant share certificates or by other proper evidence of succession, assignment or authority to transfer.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Inspection of books and records

Holders of our common shares will have no general right under Antigua law to inspect or obtain copies of our list of shareholders or our corporate records.

Changes in capital

We may from time to time by special resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

•	reduce our share capital and any capital redemption reserve in any manner authorized by law.

DIFFERENCES IN CORPORATE LAW

The International Business Corporation Law is modeled after English law but does not follow many recent English law statutory enactments. In addition, the International Business Corporation Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the International Business Corporation Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Antigua law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions for amalgamation that facilitate the consolidation of companies, provided that the arrangement is approved by a majority number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement may be, but is not required to be, sanctioned by the High Court of Antigua. In some instances, the Court of Appeal of Antigua, a tier higher than the High Court, may be called upon to approve a proposed arrangement. While a dissenting shareholder has the right to express to the court his view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the International Business Corporation Law.

When a take-over offer is made and accepted (within four months) by holders of 90.0% of the shares affected, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the High Court of Antigua but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

We are not aware of any reported class action or derivative action having been brought in a court in Antigua. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in Antigua, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Antigua law, a director of an Antigua company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of an Antigua company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in Antigua.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Antigua law and our by-laws provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua law and our by-laws allow our shareholders holding not less than five per cent of the paid up voting share capital of our company to requisition a shareholder’s meeting. As an exempted Antigua company, we are not obliged by law to call shareholders’ annual general meetings. However, our by-laws require us to call such meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Antigua law, our by-laws do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our by-laws, directors can be removed by a majority vote of the shareholders.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Antigua law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Antigua law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the International Business Corporations Law and our by-laws, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Antigua law and our by-laws, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Antigua law, our by-laws may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Indemnification of directors and executive officers and limitation of liability

Antigua law does not limit the extent to which a company’s by-laws may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Antigua courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our by-laws permits indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from negligence or illegal action of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our by-laws.

Anti-takeover provisions in the by-laws

Some provisions of our by-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Antigua law, our directors may only exercise the rights and powers granted to them under our by-laws for what they believe in good faith to be in the best interests of our company.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our by-laws on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our by-laws governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

E.	Taxation

ANTIGUA TAXATION

We and our securities holders, other than those residents in Antigua, are exempt from Antigua income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. We are not subject to stamp or other similar duty on the issuance, transfer or redemption of our common shares. Under Section 276 of the International Business Corporations Act of Antigua and Barbuda, the tax exemption we and our securities holders currently enjoy will continue in effect for a period of 50 years from our date of incorporation, which is March 1, 1999. No reciprocal income tax treaty exists between Antigua and Barbuda and the United States.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Annul Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annul Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	partnerships or other pass-through entities; or

•	persons holding our common shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT AND STATES LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to our common shares generally will be included in your gross income in the year received as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently a maximum rate of 15 percent), provided that (1) our common shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the American Stock Exchange, as our common shares are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to our common shares generally would constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules and limitations with respect to foreign tax credits are complicated, and you should consult your tax advisors regarding the availability of foreign tax credits to you in your circumstances.

Taxation of Disposition of Our Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. Your tax basis in our common shares will generally equal the cost of such shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We believe we were not a PFIC for our taxable year ended December 31, 2005, and we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending December 31, 2006 will not be determinable until the close of the current taxable year ending December 31, 2006, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (and/or cash).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our common shares, which is subject to fluctuation (and potentially considerable fluctuation given that market prices of biotechnology companies have been especially volatile). Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our common shares.

If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make either a “mark-to-market” or a “qualified electing fund” election as discussed below. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual U.S. Holder.

Under the “excess distribution” rules, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. If you make a valid mark-to-market election, your basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us except that the preferential rates with respect to “qualified dividend income” would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the American Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the American Stock Exchange and, consequently, if you are a holder of common shares the mark-to-market election would be available to you were we to be or become a PFIC, provided that our common shares are traded in sufficient quantities.

In general, if a non-U.S. corporation is a PFIC, as an alternative to the mark-to-market election, a holder of shares in that corporation may avoid taxation under the PFIC rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your common shares only if we furnish you annually with certain tax information, and we do not currently intend to prepare or provide such information.

If you hold common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our common shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company – Organizational Structure”.

J.	Recent Developments

On March 22, 2006, Lily Wang resigned as the company’s CFO. Her departure was first announced in a Form 6-K submission dated June 6, 2006 and was then confirmed by a subsequent Form 6-K submission dated June 20, 2006. We are in the process of identifying a successor CFO to Ms. Wang. With effect from March 22, 2006, Ms. Jinling Qin, manager of the company’s finance department, has been named Acting CFO.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and costs and our expenses (other than U.S. dollar denominated professional, investor relations and miscellaneous fees related to our operations as a public company) are currently denominated entirely in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of our shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and time deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 5.79% and 6.60% for the years ended December 31, 2005 and 2004. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $50,817 based on our outstanding indebtedness as of December 31, 2005.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures are not fully adequate and effective in ensuring that the material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

We have taken a number of remedial actions to cure such inadequacy or ineffectiveness. First, we have formalized our existing disclosure controls and procedures, which include regular reporting to our CEO Weidong Yin by our finance department, marketing and sales department and research and development department. Second, we recently established a disclosure committee on July 4, 2006 and adopted a disclosure committee charter effective the same day, setting forth the key responsibilities of the committee. Third, we have appointed Helen G. Yang, our international finance manager, as our Disclosure Committee Coordinator to coordinate the activities of the disclosure committee and all aspects of regulatory compliance.

Internal Controls over Financial Reporting

During the audit of our financial statements for the fiscal year ended December 31, 2005, we identified the following internal control issues: (1) our failure to timely reconcile our accounts under PRC generally accepted accounting principles to U.S. GAAP; (2) our failure to withhold the individual income tax with respect to the employees’ stock option gains; (3) the inappropriate claims by certain of our employees of personal income tax exemptions; (4) our understatement of selling expenses and liabilities; (5) our understatement of sales commissions and liabilities; and (6) our understatement of income tax expenses and tax liabilities. In response, we have corrected these errors, and our management initiated a review of our financial and accounting systems and identified material weaknesses in our internal control system over financial reporting related to our lack of personnel with U.S. GAAP reporting experience. This was compounded by the resignation of Lily Wang on March 22, 2006 as our CFO, which resulted in a lack of sufficient oversight over our financial reporting and other compliance matters. We have not appointed a formal successor CFO, but we have identified a CFO candidate who just commenced his probation period with our company on July 3, 2006. We have also appointed Ms. Jinling Qin, manager of our finance department, as the Acting CFO during the transition period. We are in the process of adopting some other remedial actions to rectify the identified material weaknesses in the internal control over our financial reporting. Such remedial actions include retaining professional consultants to advise on the internal control over our financial reporting, recruiting a new staff member who is familiar with U.S. GAAP and implementing procedures to withhold the individual income tax in connection with our employee’s exercise of stock options.

The efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our financial statements is subject to continued management review. We cannot be certain that these measures will ensure that we implement and maintain adequate internal control over financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations. We cannot guarantee we will not identify further material weaknesses or significant deficiencies in our internal control over financial reporting in the future or that future restatements will not be required.

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluation of our internal controls over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged professional consultants to assist us with evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website at www.sinovac.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Moore Stephens Ellis Foster Ltd., our principal external auditor, for 2003 and 2004, and by Ernst & Young, our principal external auditor for 2005. We did not pay any tax related or other fees to our auditors during the periods other than as disclosed below.

	2003	2004	2005
Audit fees(1)	$68,850	$77,800	$279,047
Audit-related fees(2)	$22,295	$25,950	$20,873
Tax fees(3)	Nil	Nil	$4,800
All other fees	Nil	Nil	Nil

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in the Company’s Form 20-Fs or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The services comprising the fees under this category include the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2003, December 31, 2004 and December 31, 2005.

(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing and requests for rulings or technical advice from taxing authorities; tax planning services and expatriate tax compliance, consultation and planning services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements of Sinovac and its subsidiaries are included at the end of this annual report together with the report of the independent auditors.

•	Consolidated Balance Sheets as of December 31, 2003, 2004 and 2005

•	Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Articles of Incorporation and By-laws of the Registrant, as last amended on March 21, 2006

4.1	Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 28,000 square feet , dated August 12, 2004

4.2	Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 13,300 square feet , dated August 12, 2004

4.3	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and China Bioway Biotech Group Co., Ltd.

4.4	Stock Option Plan adopted on November 1, 2003

4.5	Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006

4.6	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary

4.7	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary

4.8*	Pledge, Escrow and Promissory Note Agreement between the Registrant and the Registrant and Lily Wang, dated October 12, 2004 (incorporated by reference to Exhibit 10.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 27, 2005)

4.9*	Pledge, Escrow and Indemnity Agreement between the Registrant and Heping Wang, dated October 12, 2004 (incorporated by reference to Exhibit 10.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 27, 2005)

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed by incorporation by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name:	Weidong Yin
Title:	Chief Executive Officer

Date: July 14, 2006

SINOVAC BIOTECH LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sionvac Biotech Ltd.

We have audited the consolidated balance sheet of Sinovac Biotech Ltd. as at December 31, 2005 and the consolidated statements of stockholders’ equity, operations and comprehensive loss and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion in these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and the consolidated results of its operations and comprehensive loss and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ Ernst & Young LLP
February 28, 2006 except for note 19(c)	Chartered Accountants
which is as of June 2, 2006

MOORE STEPHENS

ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone:	(604) 734-1112 Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SINOVAC BIOTECH LTD.

We have audited the consolidated balance sheets of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc.) (“the Company”) as at December 31, 2004 and 2003, and the related consolidated statements of stockholders’ equity, operations and comprehensive loss and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2, the accompanying consolidated financial statements of the Company as at December 31, 2004 and 2003, and the related consolidated statements of stockholders’ equity, operations and comprehensive loss and cash flows for the years ended December 31, 2004 and 2003 have been restated.

Vancouver, Canada	“MOORE STEPHENS ELLIS FOSTER LTD.”
March 11, 2005 except for note 2 which	Chartered Accountants
is as of November 18, 2005

MSEF A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

	2005	2004 Restated – Note 2	2003 Restated – Note 2
ASSETS

Current assets
Cash and cash equivalents	$7,354,451	$2,605,051	$1,420,047
Restricted cash	149,391	391,481	—
Accounts receivable – net (note 4)	5,454,249	3,353,287	1,470,761
Inventories (note 5)	837,666	487,243	1,047,920
Deposit to a related party for land-use right (note 13f)	433,694	—	—
Prepaid expenses and deposits (note 13d)	288,206	438,614	13,723
Due from related parties (note 13a)	1,755,997	1,194,878	—

Total current assets	16,273,654	8,470,554	3,952,451

Property, plant and equipment (note 6)	12,455,971	10,042,063	7,459,883

Due from related parties (note 13a)	—	1,816,998	947,267

Deferred tax asset (note 11)	652,300	860,300	—

Licenses and permits (note 9)	1,917,172	1,230,315	1,424,503

Total assets	$31,299,097	$22,420,230	$13,784,104

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Loans payable (note 10)	$2,417,779	$2,605,314	$752,415
Accounts payable and accrued liabilities (note 12)	4,782,226	2,519,102	1,483,690
Due to related parties (note 13b)	55,826	29,190	1,170,474
Dividends payable to minority interest of Sinovac Beijing	538,221	470,301	—
Deferred research grants	1,049,583	1,032,036	—

Total current liabilities	8,843,635	6,655,943	3,406,579

Long-term debts (note 10)	2,663,895	202,436	603,865

Total liabilities	11,507,530	6,858,379	4,010,444

Minority interest	1,768,953	3,124,640	4,205,292

Commitments (notes 13d)

STOCKHOLDERS’ EQUITY

Preferred stock	—	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil

Common stock	39,056	35,815	27,091
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 39,055,528 (2004 – 35,815,015, 2003 - 27,091,033) Shares to be issued for services	42,750	—	—
Subscriptions received	1,423,710	206,950	1,031,959
Additional paid in capital	27,240,563	18,151,878	5,798,220
Accumulated other comprehensive income (loss)	342,981	(1,613)	206
Dedicated reserves	484,482	199,606	—
Accumulated deficit	(11,550,928)	(6,155,425)	(1,289,108)

Total stockholders’ equity	18,022,614	12,437,211	5,568,368

Total liabilities and stockholders’ equity	$31,299,097	$22,420,230	$13,784,104

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. Dollars)

	Common stock		Subscript- ions received	Additional paid in capital	Accumulated other compre- hensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ Equity
	Shares	Amount
Balance, December 31, 2002 – Restated (note 2)	16,470,588	$16,471	—	$8,450,034	—	—	$(1,372,460)	$7,094,045
Debt exchange for shares (note 13h)	3,137,255	3,137	—	2,605,559	—	—	—	2,608,696
Recapitalization adjustment (note 1)	—	—	—	(5,426,848)	—	—	955,659	(4,471,189)
Spin-off of minority interest on recapitalization	(9,607,843)	(9,608)	—	9,608	—	—	—	—
Recapitalization to effect the acquisition of Net-Force (note 1)	17,091,033	17,091	—	(16,991)	—	—	—	100

Balance after recapitalization adjustment	27,091,033	27,091	—	5,621,362	—	—	(416,801)	5,231,652
Imputed interest on advances from related parties	—	—	—	57,277	—	—	—	57,277
Stock-based compensation	—	—	—	119,581	—	—	—	119,581
Subscriptions received	—	—	1,031,959	—	—	—	—	1,031,959
Other comprehensive income (loss)
- Foreign currency translation	—	—	—	—	206	—	—	206
Net loss for the year	—	—	—	—	—	—	(872,307)	(872,307)

Balance, December 31, 2003 – Restated (note 2)	27,091,033	$27,091	$1,031,959	$5,798,220	$206	$—	$(1,289,108)	$5,568,368

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. Dollars)

	Common stock		Subscriptions Received	Additional paid in capital	Accumulated Other compre- hensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ equity
	Shares	Amount
Balance, December 31, 2003 – Restated (note 2)	27,091,033	$27,091	$1,031,959	$5,798,220	$206	$—	$(1,289,108)	$5,568,368
Imputed interest on advances from related parties	—	—	—	1,329	—	—	—	1,329
Stock-based compensation	—	—	—	4,428,032	—	—	—	4,428,032
Common stock issued in connection with acquisition of Tangshan Yian	3,500,000	3,500	—	1,569,543	—	—	—	1,573,043
Private placement	4,179,200	4,179	(1,031,959)	4,745,821	—	—	—	3,718,041
Exercise of stock options	40,500	41	—	53,014	—	—	—	53,055
Exercise of warrants	991,782	991	—	1,515,432	—	—	—	1,516,423
Stock issued for services	12,500	13	—	40,487	—	—	—	40,500
Subscriptions received	—	—	206,950	—	—	—	—	206,950
Other comprehensive income (loss)
- Foreign currency translation	—	—	—	—	(1,819)	—	—	(1,819)
Net loss for the year	—	—	—	—	—	—	(4,666,711)	(4,666,711)
Transfer to dedicated reserves (note 16)	—	—	—	—	—	199,606	(199,606)	—

Balance, December 31, 2004 – Restated (note 2)	35,815,015	$35,815	$206,950	$18,151,878	$(1,613)	$199,606	$(6,155,425)	$12,437,211

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. Dollars)

	Common stock		Shares to be issued for services	Subscriptions received	Additional paid in capital	Accumulated other compre- hensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ equity
	Shares	Amount
Balance, December 31, 2004 – Restated (note 2)	35,815,015	$35,815	$—	$206,950	$18,151,878	$(1,613)	$199,606	$(6,155,425)	$12,437,211
Stock-based compensation	—	—	—	—	3,355,708	—	—	—	3,355,708
Private placement	561,667	562	—	(206,950)	1,516,800	—	—	—	1,310,412
Exercise of stock options	1,345,700	1,346	—	—	1,780,136	—	—	—	1,781,482
Exercise of warrants	1,333,146	1,333	—	—	2,436,041	—	—	—	2,437,374
Shares to be issued subsequent to year-end for services	—	—	42,750	—	—	—	—	—	42,750
Subscriptions received (note 15)	—	—	—	1,423,710	—	—	—	—	1,423,710
Other comprehensive income (loss)
- Foreign currency translation	—	—	—	—	—	344,594	—	—	344,594
Net loss for the year	—	—	—	—	—	—	—	(5,110,627)	(5,110,627)
Transfer to dedicated reserves (note 16)	—	—	—	—	—	—	284,876	(284,876)	—

Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

	2005	2004 Restated – Note 2	2003 Restated – Note 2
Sales	$8,607,948	$6,454,043	$2,838,933

Cost of sales – exclusive of depreciation of land use rights and amortization of licenses and permits of $333,770 (2004 - $201,785; 2003 - $201,802)	2,346,204	1,937,983	1,085,881

Gross profit	6,261,744	4,516,060	1,753,052

Selling, general and administrative expenses (notes 12, 13 and 14)	10,277,620	8,842,596	1,748,699

Research and development expenses – net of $1,167,814 in government research grants (2004 - $719,220; 2003 - $664,251) (note 3l)	233,994	285,826	262,495

Purchased in-process research and development (notes 2 and 7)	232,531	—	381,058

Depreciation and amortization	554,600	333,881	271,115

Total operating expenses	11,298,745	9,462,303	2,663,367

Operating loss	(5,037,001)	(4,946,243)	(910,315)
Interest and financing expenses (notes 10, 13c)	(228,693)	(369,491)	(268,758)
Interest and other income (note 13c)	234,864	321,460	40,869

Loss before income taxes and minority interest	(5,030,830)	(4,994,274)	(1,138,204)
Income taxes (recovery) (note 11)	212,111	(767,467)	—

Loss before minority interest	(5,242,941)	(4,226,807)	(1,138,204)

Minority interest share of (earnings) loss	132,314	(439,904)	265,897

Net loss for the year	$(5,110,627)	$(4,666,711)	$(872,307)

Cumulative translation adjustment	344,594	(1,819)	206

Comprehensive loss	$(4,766,033)	$(4,668,530)	$(872,101)

Loss per share – basic and diluted	$(0.14)	$(0.14)	$(0.04)

Weighted average number of shares of common stock outstanding

- Basic and diluted	36,353,149	32,742,837	20,081,796

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

	2005	2004 Restated - Note 2	2003 Restated - Note 2
Cash flows from (used in) operating activities
Net loss for the year	$(5,110,627)	$(4,666,711)	$(872,307)
Adjustments to reconcile net loss to net cash used by operating activities:
- deferred income taxes	(8,000)	(860,300)	—
- stock-based compensation	3,355,708	4,428,032	119,581
- common stock issued or to be issued for services	42,750	40,500	—
- In-process research and development acquired with acquisition of 20.56% Sinovac Beijing interest	232,531	—	—
- In-process research and development acquired	—	—	381,058
- research and development expenditures qualified for government grants	(1,231,652)	(407,290)	(664,251)
- provision for doubtful debts	447,431	373,519	148,551
- interest accrued on promissory notes, related parties	—	(164,770)	—
- imputed interest on advances from related parties	(62,300)	1,329	57,277
- written-off equipment	—	4,775	—
- depreciation of property, plant and equipment and amortization of licenses and permits	1,101,526	784,324	683,795
- amortization of deferred charge	—	114,861	—
- minority interest	(132,314)	439,904	(265,897)
Change in other assets and liabilities (net effect of acquisition of subsidiary)
- accounts receivable	(3,361,922)	(2,214,266)	(1,150,133)
- inventories	(333,223)	629,591	307,129
- prepaid expenses and deposits	159,639	(425,194)	(7,002)
- accounts payable and accrued liabilities	3,330,340	384,169	(460,906)

Net cash used in operating activities	$(1,570,113)	$(1,537,527)	$(1,723,105)

Cash flows from (used in) financing activities
Loans proceeds	3,667,482	3,268,029	1,207,730
Loans repayment	(1,523,227)	(3,098,806)	(1,261,269)
Proceeds from issuance of common stock	5,529,268	5,287,519	—
Proceeds from shares subscribed	1,423,710	206,950	1,031,959
Dividends paid to minority shareholders of Sinovac Beijing	(379,123)	—	—
Government grant received	1,222,494	1,688,188	664,251
Advances from (to) related parties	1,203,838	(1,576,402)	1,917,373

Net cash provided by financing activities	$11,144,442	$5,775,473	$3,560,044

Cash flows from (used in) investing activities
Restricted cash	248,881	(391,481)	—
Deposit relating to land use rights	(427,873)	—	—
Cash acquired in connection with acquisition of Tangshan Yian	—	42,216	—
Acquisition of 20.56% interest in Sinovac Beijing from minority interest	(2,260,000)	(1,050,000)	—
Acquisition of property, plant and equipment	(2,443,700)	(1,650,248)	(348,190)
Acquisition of drug licenses and related costs	—	—	(381,058)

Net cash used in investing activities	$(4,882,692)	$(3,049,513)	$(729,248)
Exchange gain (loss) on cash and equivalents	57,763	(3,429)	(238)

Increase in cash and cash equivalents	$4,749,400	$1,185,004	$1,107,453
Cash and cash equivalents, beginning of year	$2,605,051	$1,420,047	$312,594

Cash and cash equivalents, end of year	$7,354,451	$2,605,051	$1,420,047

Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$141,163	$131,379	$180,180

Cash paid for income taxes	$124,326	$8,896	$—

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

1.	Nature of Business and Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., (“parent company”), its 71.56% (see note 7) owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and its 100% owned subsidiaries Tangshan Yian Bioengineering Co., Ltd. (“Tangshan Yian”) and Sinovac Biotech (Canada) Ltd. (“Sinovac Canada”). Collectively, they are referred to as “the Company”.

The Company, through its subsidiaries, Sinovac Beijing and Tangshan Yian, primarily operates in China and it is in the business of research and development, production and sales of pharmaceutical products. Sinovac Beijing was incorporated under the laws of China on April 28, 2001. In January 2004, the Company acquired a 100% interest in Tangshan Yian (see note 8). Tangshan Yian was incorporated under the laws of China on February 9, 1993.

On September 24, 2003, Net-Force Systems Inc. (“Net-Force”), a company incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda, entered into a share exchange agreement (“Agreement”) with Sinovac Beijing, whereby Net-Force issued 10,000,000 shares of its common stock in exchange for a 51% interest in Sinovac Beijing. As part of the agreement, Net-Force disposed of its wholly owned subsidiary, Net Force Entertainment, Inc. and all of its assets and liabilities to a company controlled by its president and chief executive officer for $100 and then become a non-operating shell company. Immediately prior to the Agreement, Net-Force had 17,091,033 shares of common stock issued and outstanding. The acquisition was accounted for as recapitalization of Sinovac Beijing because the management and shareholders (or their nominees) of Sinovac Beijing controlled Net-Force after the acquisition. Sinovac Beijing was treated as the acquiring entity for accounting purposes and Net-Force was the surviving entity for legal purposes. The combined company is considered to be a continuation of the operations of Sinovac Beijing. Outside the Agreement, a member of Sinovac management purchased 6,544,830 shares of the 17,091,032 Net-Force shares of common stock outstanding before the acquisition, resulting in shareholders (or their nominees) and management of Sinovac Beijing having control of the combined entity. The issued and outstanding common stock of Sinovac Beijing prior to the completion of acquisition was restated to reflect the 10,000,000 common stock issued by Net-Force. Effective on October 21, 2003, Net-Force changed its name to Sinovac Biotech Ltd. Until December 2005, the Company maintained an office in Vancouver, Canada. Net-Force had no operations between May 1, 2003 and September 23, 2003.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd., under the Canadian Business Corporations Act, on May 12, 2004. Sinovac Canada had no operations since the incorporation.

Ownership in Chinese subsidiaries as well as the licenses and permits involves certain inherent risks due to the complexity of the rules in China. Such ownership could be challenged by China government authorities. Each of these matters is subject to uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

2.	Restatements

Management has determined that, in 2003 and 2002, the Company should have treated the acquisition of certain licenses as purchases of in-process research and development. Management has also determined that in 2003, the Company capitalized certain research and development costs that should have been expensed. Management has further determined that, in 2001, the Company should have commenced amortization of its hepatitis A vaccine license at the date of purchase, in April 2001, instead of in July 2002. The Company has restated its financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 to correct these errors. The Company has also revised the share information and loss per share computation resulting from the retroactive restatement of equivalent shares received in the reverse acquisition transaction. This change affects loss per share amounts for 2004 and 2003.

The effect of these adjustments on the Company’s consolidated financial condition is as follows:

	December 31, 2004		December 31, 2003
	Restated	Originally Reported	Restated	Originally Reported
Licenses and permits	$1,230,315	$2,343,927	$1,424,503	$2,538,115
Deferred tax asset	860,300	693,300	—	—
Total assets	22,420,230	23,366,842	13,784,104	14,897,716
Minority interest	3,124,640	3,575,004	4,205,292	4,737,656
Accumulated deficit	(6,155,425)	(5,659,177)	(1,289,108)	(707,860)

The effect of these adjustments on the Company’s consolidated results of operations is as follows:

Period ended	December 31, 2004		December 31, 2003
	Restated	Originally Reported	Restated	Originally Reported
Purchased in-process research and development	$—	$—	$381,058	$—
Income taxes	(767,467)	(600,467)	—	—
Net loss for the period	(4,666,711)	(4,751,711)	(872,307)	(461,539)
Weighted average number of shares of common stock outstanding	32,742,837	32,742,837	20,081,796	13,842,225
Loss per share	$(0.14)	$(0.15)	$(0.04)	$(0.03)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company, its 71.56% owned subsidiary, Sinovac Beijing and its 100% owned subsidiaries, Tangshan Yian and Sinovac Canada. All significant intercompany transactions have been eliminated.

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

(e) Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods. Cost of work in progress and finished goods is generally determined on a first-in, first-out basis and includes direct material, direct labour and overheads. Net realizable value represents the anticipated selling price less estimated costs of completion and distribution.

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

Plant and building	30 years
Land-use rights	term of leases
Machinery and equipment	8 to 10 years
Motor vehicles	5 years
Office equipment and furniture	5 years
Leasehold improvement	20 years (term of lease)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies (continued)

(g)	Licenses and Permits

The Company capitalizes the purchase cost of vaccines if the vaccine has received a new drug certificate from the Chinese Food and Drug Administration (“SFDA”). If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives of 10 years. Carrying values of such assets are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There were no impairment adjustments to the carrying value of the licenses and permits for the years ended December 31, 2005, 2004 and 2003.

(h)	Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future, undiscounted net cash flows expected to be generated by the asset. If the asset were not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There have been no impairment losses recognized to date.

(i)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

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

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are part of selling, general and administrative expenses in the consolidated statements operations. EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs allows for the presentation of shipping and handling expenses in line items other than cost of sales. In 2005, $118,810 (2004 - $39,633 and 2003 - $16,347) related to shipping and handling costs was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(k)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $12,543 for the year ended December 31, 2005 (2004 - $71,399 and 2003 - $14,875).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

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

The assets and liabilities of the foreign subsidiaries, Sinovac Beijing and Tangshan Yian, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

(n)	Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-based Compensation”. The Company has a stock option plan that is described more fully in note 14.

(o)	Comprehensive Income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company discloses this information on its Statement of Stockholders’ Equity. The Company’s comprehensive income consists of net earnings (loss) and foreign currency translation adjustments.

(p)	Earnings (Loss) Per Share

Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company has adopted SFAS No. 128, “Earnings per Share”. 1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (note 8). Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in future.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

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

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term loans payable, accounts payable and accrued liabilities, and due from and to related parties approximate their fair value. The fair value of long-term debt is based on the discounted value of contractual cash flows and at December 31, 2005, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company’s customers are primarily government agencies. Two customers accounted for 24% total sales for year ended December 31, 2005. One customer accounted for 21% and 16% of total sales for the years ended December 31, 2004 and 2003, respectively. As at December 31, 2005, $4,213,075 (RMB34,000,358) (2004 - $2,221,365 (RMB18,392,898), 2003 - $1,077,880 (RMB8,924,843) of cash is demonstrated in Chinese RMB and is held in China. The Company places its cash with high credit quality financial institutions. Concentration of credit risks with respect to trade receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition and the Company provides for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risk.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies (continued)

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

(s)	New Accounting Pronouncements

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

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) will be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement does not have an impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this new accounting pronouncement does not have an impact on the Company’s consolidated financial statements.

(t)	Comparative figures

Certain 2004 and 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

4.	Accounts Receivable

	2005	2004	2003
Trade receivables	$6,259,424	$3,839,249	$1,609,209
Allowance for doubtful accounts	(830,291)	(521,804)	(148,551)

	5,429,133	3,317,445	1,460,658
Other receivables	25,116	35,842	10,103

Total	$5,454,249	$3,353,287	$1,470,761

5.	Inventories

	2005	2004	2003
Raw materials	$210,810	$149,493	$237,974
Finished goods	476,770	230,847	692,673
Work in progress	150,086	106,903	117,273

Total	$837,666	$487,243	$1,047,920

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

6.	Property, Plant and Equipment

	2005
	Cost	Accumulated Amortization	Net book Value
Plant and building	$6,073,973	$636,760	$5,437,213
Land-use rights	1,054,597	83,052	971,545
Machinery and equipment	5,607,426	1,380,906	4,226,520
Motor vehicles	429,923	141,507	288,416
Office equipment and furniture	300,885	159,094	141,791
Leasehold improvement	1,424,996	34,510	1,390,486

Total	$14,891,800	$2,435,829	$12,455,971

	2004
	Cost	Accumulated Amortization	Net book Value
Construction in progress	$1,196,094	$—	$1,196,094
Plant and building	5,797,311	439,011	5,358,300
Land-use rights	592,087	57,022	535,065
Machinery and equipment	3,572,657	908,110	2,664,547
Motor vehicles	242,406	90,367	152,039
Office equipment and furniture	243,905	107,887	136,018

Total	$11,644,460	$1,602,397	$10,042,063

	2003
	Cost	Accumulated Amortization	Net book Value
Leasehold improvements	$167,274	$16,727	$150,547
Plant and building	4,191,009	189,342	4,001,667
Land-use rights	365,510	19,892	345,618
Machinery and equipment	3,134,007	412,862	2,721,145
Motor vehicles	166,219	48,834	117,385
Office equipment and furniture	174,847	51,326	123,521

Total	$8,198,866	$738,983	$7,459,883

As at December 31, 2005, land-use rights and plant building with a net book value of $4,487,501 were pledged as collateral for the outstanding bank loans and mortgage (also see note 10). Depreciation expense for the year ended December 31, 2005 was $784,008 (2004 - $589,998; 2003 - $489,452).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

7.	Acquisition of Non-controlling Interest in Sinovac Beijing

On February 4, 2005, the Company acquired a 20.56% interest in Sinovac Beijing for total cash consideration of $3,310,000, of which $1,050,000 was paid in 2004. Following this acquisition, the Company owns 71.56% of Sinovac Beijing.

The acquisition has been accounted for by the purchase method. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	$164,747
Restricted cash	80,489
Accounts receivable, prepayment and deposits	1,001,063
Inventory	132,024
Property, plant and equipment	2,219,801
Licenses and permits	1,221,910
Deferred income tax assets	(39,129)
In-process research and development	232,531
Liabilities	(1,703,436)

Net assets acquired	$3,310,000

The amount assigned to in-process research and development relating to influenza virus HA vaccine, totalling $232,531, was written off at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

8.	Acquisition of Tangshan Yian

On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a director (the “Vendor”) of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note. The $2,200,000 promissory note is non-interest bearing and payable on or before January 26, 2005. In connection with the acquisition, the Vendor agreed to assume and pay off a $1 million debt owed by Tangshan Yian on or before January 31, 2006, subsequently extended to September 30, 2006 (see note 19c). 1,500,000 of 3,500,000 shares are placed in escrow and contingently cancellable if the debt is not paid within the given time frame. Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of loss per share. The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

8.	Acquisition of Tangshan Yian (continued)

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash and cash equivalents	$42,216
Other tangible assets	4,672,712
Property, plant and equipment	1,772,510
Liabilities	(2,877,395)

Net assets acquired	$3,610,043

Tangshan Yian is in the business of research and development, production and sales of certain pharmaceutical products in China. The operating results of the Tangshan Yian from January 26, 2004 to December 31, 2004 and for the year ended 2005 are included in the consolidated statements of operations.

Tangshan Yian did not have material operations in 2003. Accordingly, the Company has not presented pro forma supplemental information on the results of operations in 2003, as though the acquisition had been completed at the beginning of 2003.

9.	Licenses and Permits

	2005	2004	2003
		Restated – note2	Restated – note2
Inactive hepatitis A	$2,603,086	$1,941,879	$1,941,879
Recombined hepatitis A&B	366,903	—	—

	2,969,989	1,941,879	1,941,879
Less: accumulated amortization	(1,052,817)	(711,564)	(517,376)

Total	$1,917,172	$1,230,315	$1,424,503

(a)	In February 2005, the Company acquired a further 20.56% interest in Sinovac Beijing (see note 7) resulting in an increase in the carrying value of licenses and permits of $976,552.

(b)	Amortization expense for the licenses and permits was $317,518 for the year ended December 31, 2005 (2004 - $194,326 and 2003 - $194,343).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

9.	Licenses and Permits (continued)

(c)	The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

2006	$329,000
2007	$329,000
2008	$329,000
2009	$329,000
2010	$329,000

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

(d)	Also see note 1.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

Loans Payable

	2005	2004	2003
Bank loan: RMB5,000,000, bearing interest at 5.84% per year and due on June 26, 2004. The loan was secured by certain machinery and equipment (Note 6)	$—	$—	$603,865

Bank loan: RMB5,000,000, bearing interest at 5.58% per year, interest is payable quarterly and the principal was repayable on October 28, 2005. The loan was secured by three apartments included in property, plant and equipment (note 6)	—	603,865	—

Bank loan: RMB5,000,000, unsecured and bearing interest at 5.49% per year, interest is payable quarterly and the principal was repayable on December 19, 2005	—	603,865	—

Bank loan: RMB10,000,000, bearing interest at 5.58% per year, interest is payable quarterly and the principal was repayable on July 6, 2006, secured by land-use rights owned by a corporation controlled by a director of Sinovac Beijing with a value of $4,153,000 (RMB33,520,000)	1,239,127	—	—

Unsecured employee loans: RMB940,000 (2004 – RMB1,222,000, 2004 – RMB1,230,000) bearing interest at 15% due on demand	116,478	147,584	148,550

Loan from China High Tech Investment Co., Ltd.: RMB7,000,000 (2004 – RMB9,000,000) unsecured and bearing interest at 5% per year. RMB 3.4 million (including principal and interest) of RMB 7 million loan is due on September 30, 2005, the remaining balance plus interest is due on December 31, 2005. (See below)	1,062,174	1,250,000	—

Total loans payable – current	$2,417,779	$2,605,314	$752,415

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

10.	Loans Payable (continued)

Bank loan: RMB 5,000,000, bearing interest at 5.49% per year, interest is payable quarterly and due on December 19, 2005	$—	$—	$603,865

Bank loan: RMB20,000,000, bearing interest at the bank’s floating lending rate, which ranged from 5% to 6% in 2005; interest is payable quarterly, RMB 5 million of 20 million is due on August 15, 2007 and the remaining balance is due on August 15, 2008. The loan is secured by the land-use right and plant of Sinovac Beijing with a net book value of $4,151,675 (RMB33,504,856) (note 6)	2,478,253	—	—

Mortgage payable: RMB1,498,167 (2004-RMB1,676,167), bearing interest at 5.04% per year with monthly blended payments of $2,284 and due on May 25, 2014. The mortgage is secured by three apartments included in property, plant and equipment with a net book value of $335,826 (RMB2,710,180) (note 6)	185,642	202,436	—

Total loans payable – long-term	$2,663,895	$202,436	$603,865

The weighted average effective interest rate was 5.79%, 6.60% and 8.52% for the years ended December 31, 2005, 2004 and 2003, respectively.

Pursuant to the loan agreement with China High Tech Investment Co., Ltd, (“China High Tech Investment”), failure to make either repayment when due will entitle China High Tech Investment to impose a penalty on Tangshan Yian at a daily rate of 0.1% of the aggregate outstanding loan balance. The Company is currently renegotiating the repayment terms.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

11.	Income Taxes

Sinovac Beijing and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year. The tax holiday has no impact on Tangshan Yian’s operating results as Tangshan Yian was in a tax loss position. Sinovac Beijing is granted a “New Technology Enterprise” certificate by Chinese government, under which Sinovac Beijing is entitled to a tax holiday. It was exempt from income taxes for three years until 2003, is subject to a 7.5% corporation income tax rate until 2006 and 15% thereafter until it no longer qualifies as a “New Technology Enterprise”. The parent company is not subject to income taxes.

The Company has structured its business and operations on an international basis. The Company’s history is that it has also been involved in a number of business combinations and significant financing. As a result the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established an accrual for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a materially adverse effect on the financial position or results of operations of the Company.

If the tax holiday of Sinovac Beijing described above had not existed, the income tax expenses (net of minority interest) would have been increased by approximately $535,541 (RMB4,380,725) and $108,220 (RMB895,400) for the years ended December 31, 2005 and 2004, respectively. Basic and diluted loss per common share would have been approximately $0.15 and $0.15 for the years ended December 31, 2005 and 2004, respectively. The tax holiday had no impact on operating results prior to 2004 as Sinovac Beijing has no taxable income.

Income taxes are attributed to the operations in China and consist of:

	2005	2004	2003
Income taxes
Current	$220,111	$92,833	$—
Deferred	(8,000)	(860,300)	—

Total income taxes	$212,111	$(767,467)	$—

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

11.	Income Taxes (continued)

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2005	2004	2003
Income taxes at the statutory income tax	$—	$—	$—
Loss of the subsidiary (Tangshan Yian) at higher rate in China	(270,502)	(10,609)	—
Income of the subsidiary (Sinovac Beijing) at higher rate in China	(43,023)	9,791	(19,484)
Loss of the Company not subject to tax	270,502	10,609	19,769
Deferred income tax recognized	(8,000)	(860,300)	—
Benefit of loss carry forward	—	(33,525)	—
Non-deductible expenses	281,105	131,131	17,422
Tax asset value greater than net book value	(17,924)	(17,720)	(17,707)
Others	(47)	3,156	—

Income taxes	$212,111	$(767,467)	$—

The tax effects of temporary differences that give rise to the Company’s deferred tax assets (liabilities) are as follow:

	2005	2004	2003
Tax losses carried forward	$455,000	$422,000	$139,000
Excess of tax cost over the net book value of the certain long-lived assets	652,300	860,300	878,000
Less: valuation allowance	(455,000)	(422,000)	(1,017,000)

Total deferred tax asset	$652,300	$860,300	$—

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by Tangshan Yian have not been recorded in the financial statements; however, the potential benefits arising from tax losses incurred by Sinovac Beijing have been recognized.

The Company evaluates its valuation allowance requirements on an annual basis by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change and this causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

11.	Income Taxes (continued)

With the history of three years taxable income in Sinovac Beijing, the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to timing differences in respect of long lived assets should be reversed. Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of timing differences. If taxable income from operations is not sufficient, the Company will employ tax planning strategies that relate the realization of gains on land use rights at the time that those assets are no longer required.

Based on these factors, the Company concluded that a valuation allowance in respect of temporary timing differences was not required at December 31, 2005. The valuation allowance relating to losses carried forward of Tangshan Yian is still required as realization of this element of the potential tax benefit is still uncertain.

12.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities at December 31, 2005, December 31, 2004 and December 31, 2003 consisted of the following:

	2005	2004	2003
Trade payable	$696,535	$335,753	$216,246
Machinery and equipment payable	114,000	239,748	—
Accrued expenses	673,633	395,812	82,044
Value added tax payable	188,648	130,833	43,806
Income tax payable	188,929	83,871	—
Other tax payable	27,835	23,442	1,363
Withholding personal income tax (see below)	1,455,000	—	—
Bonus and benefit payables	566,121	249,825	24,942
Other payables	871,525	1,059,728	1,115,289

Total	$4,782,226	$2,519,102	$1,483,690

Employees of the Company have exercised stock options and incurred a tax liability as a result. The Company believes that it may be liable to withhold income taxes on stock option exercises and has accrued a current liability of $1,455,000. Correspondingly, the amount has been charged in selling, general and administrative expenses.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

13.	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties consist of the following (also see note 8):

	2005	2004	2003
Advances to Tangshan Yian, a company related by a common director, bearing interest at 5% per year (secured by the floating charge on the property, plant and equipment of Tangshan Yian), also see note 8.	$—	$—	$786,300

Due from Shenzhen Bio-Port Co., Ltd. (“Shenzhen Co.”), a non-controlling shareholder of Sinovac Beijing, bearing interest at the prevailing lending rates in China, which ranged from 5% to 6% in 2004.	—	421,327	32,178

Due from Shenzhen Bio-Port Co., Ltd. (“Shenzhen Co.”), a non-controlling shareholder of Sinovac Beijing, bearing interest at the prevailing lending rates in China, which ranged from 5% to 6% in 2005, and due on demand. The amount was received subsequent to the year end.	822,649	—	—

Due from China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, bearing interest at the prevailing lending rates in China, which ranged from 5% to 6% in 2004.	—	773,551	—

Due from Beijing Xinfu, a corporation controlled by a director Sinovac Beijing, bearing interest at 5% per year.	—	—	128,789

Due from a director (see below and (e) below)	—	145,950	—
Promissory note from a director, including accrued interest of $84,348 (2004 - $22,048) (see below)	933,348	1,671,048	—

Total	1,755,997	$3,011,876	$947,267

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

13.	Related Party Transactions (continued)

The promissory note from a director of the Company with the principal amount of $1,849,000 was due on September 24, 2004. On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement (“Escrow Agreement”) with this director to extend the repayment date. Pursuant to the Escrow Agreement, the promissory note was to be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006. The note bears interest at 5% per year. The Company received $200,000 in 2004 and $800,000 in 2005 in accordance with the payment schedule. This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the Escrow Agreement.

The promissory note from a director of $983,348 (2004 - $1,671,048; and 2003 - $nil) represent personal loans to executives that are unlawful under Section 402 of the Sarbanes-Oxley Act of 2002. As a consequent, the Company has demanded repayment of this amount. It is uncertain what is the consequence due to this potential violation.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

13.	Related Party Transactions (continued)

(b)	Amounts due to related parties are unsecured, do not bear interest, are due on demand, and consist of the following:

	2005	2004	2003
Due to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing	$—	$—	$1,135,045

Due to Beijing Keding, a non-controlling shareholder of Sinovac Beijing	—	10,481	10,487

Due to Beijing Xinfu, a corporation controlled by a director of Sinovac Beijing	5,611	5,611	—

Due to a director	50,215	13,098	24,942

Total	$55,826	$29,190	$1,170,474

(c)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2005	2004	2003
Interest income earned on the advances to related parties	$95,763	$285,850	$38,764

Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing (see (d) below)	$170,988	$42,261	$—

Interest expense incurred on the advances from related parties (including interest imputed at the rate of 5% per year on the interest-free advances received):	$—	$186,845	$155,334

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

13.	Related Party Transactions (continued)

(d)	In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for an annual lease payments totaling $170,988 (RMB1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits as at December 31, 2005, is $219,774 (RMB1,773,620), (2004 - $375,276 (RMB3,107,289)) representing the lease deposit made to this related party.

(e)	In 2004, a promissory note owed by a director of the Company to Tangshan Yian approximating $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him. As of December 31, 2005, $156,468 representing the interest owing on the $2.6 million promissory note remained unpaid and has no stated term of repayment. The management chose to conservatively value the amount owing and set up a 100% provision in 2005.

(f)	In 2005, the Company made a deposit of $433,694 to a company controlled by a director of Sinovac Beijing in respect of land-use rights. As at December 31, 2005, the Company decided not to pursue the acquisition. Subsequent to the year-end, the deposit was returned to the Company.

(g)	In 2005, the Company paid $72,000 (2004 - $72,000 and 2003 – nil) and $nil (2004 - $36,000 and 2003 – nil) to a director of the Company and an individual related to a director of Sinovac Beijing, respectively, relating to management consulting services.

(h)	In June 2003, Sinovac Beijing completed two debt settlements, totaling $2,608,696 with corporations controlled by one of its directors by issuing shares equal to approximately 16% interest in Sinovac Beijing.

(i)	In 2005, the Company paid director fees of $25,944 (2004 - $nil and 2003 - $nil) to a management services company that is 50% owned by a director of the Company.

(j)	The Company entered into a license agreement with a corporation related with China Bioway (a non-controlling interest of Sionvac Beijing) in respect to the trademark used on the Company’s products for nil consideration. This license agreement is non-exclusive. Among the other things, this agreement expires on December 31, 2006, and subsequently extended to December 31, 2011.

14.	Stock Option Plan

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

In November 2003, 3,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $1.31 per share, being the market price

14	Stock Option Plan (continued)

at the time of the grant. These options vest from April 1, 2004 to July 1, 2006 and expire on November 12, 2008.

In April 2004, 2,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $4.55 per share, being the market price at the time of the grant. These options vest from April 14, 2004 to July 14, 2006 and expire on April 13, 2009. In June 2005, the Company canceled these 2,000,000 stock options.

In June 2004, 4,500 stock options were granted to an employee to replace the 4,500 stock options forfeited in 2004. These options have an exercise price of $3.36 per share, being the market price at the time of the grant, and expire on June 8, 2009. The options vest from June 9, 2004 to September 9, 2006.

In April 2005, the Company granted 60,000 stock options to employees with an exercise price of $2.40 per share, being the market price at the time of the grant. These options vest from April 20, 2005 to July 20, 2007 and expire on April 20, 2010.

In May 2005, the Company granted 28,000 stock options to a consultant in connection with investor relation services to be rendered, with an exercise price of $2.40 per share, being the market price at the time of the grant. These options vested on August 1, 2005 and expire on July 31, 2010.

In November 2005, the Company granted 280,000 stock options to its directors with an exercise price of $3.20 per share, lower than the market price at the time of the grant. These options vest from November 4, 2005 to March 4, 2007 and expire on November 4, 2010.

A summary of the Company’s stock options activities is presented below:

	Number of Common Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2002	—	—
Granted	3,000,000	$1.31

Options outstanding at December 31, 2003	3,000,000	1.31
Granted	2,004,500	4.55
Forfeited	(4,500)	(1.31)
Cancelled	(500)	(1.31)
Exercised	(40,500)	(1.31)

Options outstanding at December 31, 2004	4,959,000	2.62
Granted	368,000	3.01
Forfeited	(110,000)	(1.31)
Cancelled	(2,000,000)	4.55
Exercised	(1,347,700)	(1.31)

Options outstanding at December 31, 2005	1,869,300	$1.64

Exercisable as at December 31, 2005	1,319,950	$1.42

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

14.	Stock Option Plan (continued)

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.01 - $2.00	1,511,500	2.92	$1.31	1,229,500	$1.31
$2.00 - $3.00	76,000	3.42	$2.40	34,000	$2.40
$3.01 - $4.00	281,800	4.83	$3.20	56,450	$3.20

	1,896,300		$1.64	1,319,950	$1.42

The Company charged $3,355,708, $4,428,032 and $119,581 of stock-based compensation relating to selling, general and administrative expenses in 2005, 2004 and 2003, respectively, by applying the fair value method in accordance with SFAS No.123.

The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	2005	2004	2003
Expected volatility	59.9%	74.0%	74.0%
Risk-free interest rate	4.51%	3.44%	3.42%
Expected life (years)	5.0	5.0	4.0
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options granted	$2.93	$2.85	$0.74

As at December 31, 2005, there was $1.01 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a period of 19 months.

15.	Common Stock

(a)	Share Capital

In January 2005, the Company completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000. Of this amount, $206,950 had been received by December 31, 2004. Each unit consisted of one share of common stock of the Company and one share purchase warrant. The Company issued 39,333 warrants and 1,970

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

15.	Common Stock (continued)

warrants as finders’ fees for the two private placements, respectively. The Company also paid finders’ fees in cash totalling $168,200. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

(i)	For the first private placement warrants, at a price of $4.00 thereafter until the two year anniversary date after the issuance. The warrants are subject to call provisions in favour of the Company, which may accelerate the expiry date.

(ii)	For the second private placement warrants, at a price of $4.00 thereafter until October 15, 2006. The warrants are subject to call provisions in favour of the Company, which may accelerate the expiry date.

In 2005, the Company issued 1,333,146 shares of common stock on the exercise of share purchase warrants with exercise prices ranging from $1.50 to $3.00 per share for the total proceeds of $2,437,375.

In 2005, the Company issued 1,345,700 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $3.36, yielding total proceeds of $1,781,482.

In 2005, the Company received cash proceeds of $1,423,710 on the exercise of share purchase warrants. The shares were issued subsequent to the year end.

(b)	Share Purchase Warrants

Number of warrants	Exercise price		Expiry date
470,263	1st	$3.35	January 5, 2006
	2nd	$4.00	December 31, 2006, subject to a call provision in favour of the Company, see note 15a(i)

71,970	1st	$3.35	January 15, 2006
	2nd	$4.00	October 15, 2006, subject to a call provision in favour of the Company, see note 15a(ii)
542,233

(c)	Stock issued for services

In 2005, the Company agreed to issue 15,000 shares of common stock to a consulting firm for investor relation services rendered at a value of $42,750. As at December 31, 2005, the shares have not been issued.

In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services rendered at a value of $40,500.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

16.	Distribution of Profit

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

For the year ended December 31, 2005, Sinovac Beijing appropriated 10% (2004 – 10%) and 5% (2004 – 10%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively. As Sinovac Beijing was in a tax loss position in 2003, no appropriation to the dedicated reserves was made.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of their boards of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund. For the year ended December 31, 2005, the board of directors of Sinovac Beijing approved $96,689 (RMB780,300) (2004-$49,901 (RMB413,183)) for contribution to such fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. As Sinovac Beijing was in a tax loss position in 2003, no appropriation to the staff welfare and bonus fund was made. The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2005, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. As of December 31, 2005, dividends payable of $538,221 (2004 - $470,301), represent the minority interest in the share of dividends declared by Sinovac Beijing.

In addition to the above reserves accrual, transferring the profit from the Chinese subsidiaries to the countries outside of China also requires the Company and certain shareholders to comply with the certain administrative rules governed by the relevant Chinese government authorities.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Expressed in U.S. Dollars)

17.	Segmented Information

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

	2005	2004 Restated –Note 2	2003 Restated –Note 2
Assets
North America	$3,134,299	$780,000	$342,268
China	28,164,798	21,640,230	13,441,836

Total	$31,299,097	$22,420,230	$13,784,104

18.	Non Cash Transactions

(a)	In January 2004, the Company issued 3,500,000 shares of common stock and $2,200,000 promissory note for the acquisition of Tangshan Yian (note 8). The $2,200,000 promissory note was settled in 2004 by offsetting the amount owed by this related party.

(b)	In 2005, the Company agreed to issue 15,000 restricted shares of common stocks to a consulting firm for investor relation services at a value of $42,750 (note 15c). The shares have not been issued as at December 31, 2005.

(c)	In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services provided to the Company (note 15c).

(d)	In 2003, Sinovac Beijing issued 3,137,255 shares of common stock for debt settlement in the amount of $2,608,696 (note 13h).

19.	Subsequent Events

(a)	Subsequent to the year-end, the Company issued 441,000 shares of common stock on the exercise of share purchase warrants with an exercise price at $3.35 per share. The total proceeds were $1,477,350, of which $1,423,710 was received in 2005.

(b)	Subsequent to the year end, the Company issued 164,500 shares of common stock on the exercise of stock options with an exercise price of $1.31 per share, yielding total proceeds of $215,495.

(c)	On June 2, 2006, the Company agreed to extent the due date of the indemnity provided by a director of the Company for the $1 million debt owed by Tangshan Yian to September 30, 2006 (also see note 8).