Form 20-F
period 2006-12-31
SINOVAC BIOTECH LTD
filed 2007-04-11
CIK 1084201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM 20-F
_____________

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

or

[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from              to

or

[ ]	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number: 001-32371

SINOVAC BIOTECH LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Antigua, West Indies
(Jurisdiction of incorporation or organization)

No.39 Shangdi Xi Road,
Haidian District, Beijing 100085
People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, per value $0.001 per share	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

          Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

40,121,028 ordinary shares of Registrant issued as of December 31, 2006.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [  ]   No [X]
          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes [  ]   No [X]
          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X]   No [  ]
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
          Large accelerated filer [  ]   Accelerated filer [  ]   Non-accelerated filer [X]
          Indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 [  ]   Item 18 [X]
          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [  ]   No [X]
          (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
          Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes [  ]   No [  ]

TABLE OF CONTENTS

INTRODUCTION..................................................................................................................................	1

FORWARD-LOOKING INFORMATION............................................................................................	1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE............................................	2
ITEM 3. KEY INFORMATION..............................................................................................	2
ITEM 4. INFORMATION ON THE COMPANY...................................................................	21
ITEM 4A. UNRESOLVED STAFF COMMENTS.....................................................................	32
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............................	32
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............................	43
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............	49
ITEM 8. FINANCIAL INFORMATION.................................................................................	51
ITEM 9. THE OFFER AND LISTING.....................................................................................	52
ITEM 10. ADDITIONAL INFORMATION..............................................................................	53
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................................................................................................	62
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............	62
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................	62
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................................................................................	62
ITEM 15. CONTROLS AND PROCEDURES...........................................................................	62
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..........................................................	63
ITEM 16B. CODE OF ETHICS....................................................................................................	63
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................................	64
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...........................................................................................................	64
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...........................................................................................................	64
ITEM 17. FINANCIAL STATEMENTS....................................................................................	64
ITEM 18. FINANCIAL STATEMENTS....................................................................................	64
ITEM 19. EXHIBITS..................................................................................................................	65

INTRODUCTION

          Unless otherwise indicated, references in this annual report on Form 20-F to:

  “$” and “U.S. dollars” are to the legal currency of the United States;

  “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

  “common shares” are to our common shares, par value $0.001 per share;

  “GAAP” refers to general accepted accounting principles in the United States;

  “RMB” and “Renminbi” are to the legal currency of China;

  “Sinovac,” “we,” “us,” “our company” and “our” are to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

  “Sinovac Beijing” are to Sinovac Biotech Co., Ltd., our majority-owned subsidiary incorporated in China; and

  “Tangshan Yian” are to Tangshan Yian Biological Engineering Co., Ltd., our wholly owned subsidiary in China.

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

  our ability to develop new vaccines;

  our ability to improve our existing vaccines and lower our production costs;

  our ability to expand our manufacturing facilities to meet need of the growing Chinese market and other geographic markets;

  our ability to acquire new technologies and products;

  uncertainties in and the timeliness of obtaining necessary foreign governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

  our ability to compete successfully against our competitors;

  risks associated with our corporate structure and the regulatory environment in China; and

  other risks outlined in our filings with the SEC, including this annual report on Form 20-F.

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

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.         KEY INFORMATION

A.      Selected Financial Data

          The following selected consolidated statement of operations data for the fiscal years ended December 31, 2004, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The following selected consolidated statement of operations data for the fiscal years ended December 31, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this annual report.

          In September 2003, we acquired a 51% equity interest in Sinovac Beijing by issuing 10 million new common shares to Ms. Lily Wang, who had, immediately prior to this transaction, contracted to purchase the 51% equity interest from Sinovac Beijing’s then existing four shareholders. This transfer of 51% equity interest in Sinovac Beijing to us was registered and approved by PRC government authorities in August 2004. In February 2005, we acquired an additional 20.56% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

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

          Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with GAAP.

	Year ended December 31,
	2002	2003	2004	2005	2006

	(in thousands, except share and per share data)

Statement of operations data
Sales..............................................................	$ 649	$ 2,839	$ 6,454	$ 8,608	$ 15,354
Cost of sales..................................................	252	1,086	1,938	2,346	4,231

Gross profit..................................................	398	1,753	4,516	6,262	11,123
Operating expenses:......................................
Selling, general and administrative expenses....................................................	792	1,749	8,843	10,278	9,753
Research and development expenses........	25	262	286	234	325
Purchased in process research and development..............................................	477	381	—	233	—
Depreciation of property, plant and equipment and amortization of licenses and permits...............................................	240	271	334	555	605

Total operating expenses..............................	1,534	2,663	9,462	11,299	10,683
Operating income (loss)................................	(1,136)	(910)	(4,946)	(5,037)	440
Interest and financing expenses.....................	(81)	(269)	(369)	(229)	(319)
Interest and other income..............................	51	41	321	235	285
Income (loss) before income taxes and minority interest...........................................	(1,166)	(1,138)	(4,994)	(5,031)	406
Income taxes (recovery)................................	—	—	(767)	212	101
Minority interest share of (earnings) loss.....	—	266	(440)	132	1,001
Net loss for the year.....................................	(1,166)	(872)	(4,667)	(5,111)	(696)

Loss per share – basic and diluted................	(0.07)	(0.04)	(0.14)	(0.14)	(0.02)
	=========	=========	========	=========	=========
Weighted average number of common shares outstanding – basic and diluted.................	15,891,700	20,081,796	32,742,837	36,353,149	38,229,944
	=========	=========	=========	=========	=========

	As of December 31,
	2002	2003	2004	2005	2006

	(in thousands)

Balance sheet data
Cash and cash equivalents............................	$ 313	$ 1,420	$ 2,605	$ 7,354	$ 9,249
Restricted cash.............................................	469	—	391	149	24
Total assets..................................................	12,345	13,784	22,420	31,299	37,009
Short-term loans...........................................	2,074	752	2,605	2,418	2,661
Total current liabilities...................................	5,251	3,407	6,656	8,844	11,864
Long-term debts..........................................	—	604	202	2,664	3,838
Minority interest..........................................	—	4,205	3,125	1,769	2,062
Total stockholders’ equity...........................	$ 7,094	$ 5,568	$ 12,437	$ 18,023	$ 19,245

Exchange Rate Information

          We publish our financial statements in U.S. dollars. Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars in the following manner.

          The assets and liabilities of our PRC subsidiaries, Sinovac Beijing and Tangshan Yian, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date of RMB 7.8175 to $1.00. Revenue and expenses are translated at an average exchange rate of RMB 7.9819 to $1.00. Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

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

C.      Reasons for the Offer and Use of Proceeds

          Not applicable.

D.      Risk Factors

Risks Related to Our Company

We have a history of net losses and may never be profitable.

          Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception, and we expect to continue to incur losses for the foreseeable future. We incurred net losses of $4.7 million, $5.0 million and $0.7 million in 2004, 2005 and 2006. As of December 31, 2006, our accumulated deficit amounted to $13.0 million. Our losses have resulted principally from our research and development costs and our selling, general and administrative expenses, including our stock-based compensation. We expect to incur additional losses in the future if our sales do not increase or if our expenses grow. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets, stockholders’ equity and cash flow. We cannot assure you that we will ever become profitable, or, even if we become profitable, that we would be able to sustain or increase our profitability.

We will need additional capital to expand the production capacity for our existing products, to continue development of our product pipeline and to market existing and future products on a large scale, and we cannot guarantee that we will find adequate sources of capital in the future.

          We will need to raise further funds from the capital markets to finance expenditures for equipment, intellectual property asset acquisitions, to expand the production capacity for our existing products, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2006, we had approximately $9,248,832 in cash and cash equivalents. Although we believe we have adequate near-term cash resources, we will need to undertake significant future financings for the following reasons:

  to proceed with the research and development of other vaccine products, including clinical trials of new products;

  to develop or acquire other product candidates or technologies;

  to establish and expand manufacturing capabilities;

  to commercialize our products, including the marketing and distribution of new and existing products;

  to protect our intellectual property;

  to seek and obtain regulatory approvals; and

  to finance general and administrative and research activities that are not related to specific products under development.

          In the past, we funded most of our research and development and other expenditures through government grants and working capital. We intend to raise additional funds in the near future because our current operating and capital resources may be insufficient to meet future requirements.

          If we continue to raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders, because the shares may be sold at a time when the market price is low, and because shares issued in equity financing will normally be sold at a discount to the current market price. Any equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems, including materially negative developments relating to, among other things, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory issues in our industry, the Chinese market generally or general economic conditions, could interfere with our ability to raise additional equity capital or materially adversely affect the terms upon which such funding is available. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, we have also received research grants from the PRC government to finance the development of our vaccine products. There can be no assurance we will receive additional grants in the future.

          We do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed, competitors could develop products sooner than us, and we could be forced to relinquish rights to technologies, products or potential products.

We currently have limited revenue sources and a reduction in revenues of Healive would cause our revenues to decline and could materially harm our business.

          We generate all of our revenues from sales of our vaccine products. All of our product sales in 2004, and approximately 96% of our product sales in 2005 and 97% in 2006, were attributable to Healive.  Our revenue from the sales of Healive was $6.5 million, $8.3 million and $14.8 million in 2004, 2005 and 2006, respectively.  We only began marketing and selling our new product Bilive in 2005, but, to date, sales of this new product has been limited and we do not expect it to accelerate for some time, if at all.  In addition, because Bilive is a combination hepatitis A and B vaccine, and Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect sales of Healive to continue to comprise a substantial portion of our revenues in the near future.  Since Healive and Bilive compete with each other to a certain degree, this could reduce our revenues and margins, and increase pricing pressure on these products and otherwise adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company be more risky than investments in companies that offer a wider variety of products or services.

Our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.

          We have extended and maintained some credit to two of our former directors, one of whom was also a former officer.  Lily Wang, our former director and CFO until March 22, 2006, owed us a loan in the amount of approximately $1.8 million as of October 2004 arising from her earlier acquisition in September 2003 of Tangshan Yian’s equity interest in Sinovac Beijing.   As of December 31, 2006, this loan has been fully repaid.  Another former director, Heping Wang, also owed us unpaid capital contribution to Tangshan Yian in the amount of $2.6 million in early 2004, although the full amount of this capital contribution had been settled by November 2004. As of December 31, 2006, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. In addition, Heping Wang, in connection with his transfer of 100% equity interest in Tangshan Yian to us in 2004, agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB 1.8 million funding fee. Heping Wang has yet to repay us RMB 10.8 million.

          We took remedial steps to address the potential violation of the Sarbanes-Oxley Act by issuing a loan repayment letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment by them of all outstanding loan balances including accrued interests.  We have received full repayment of the loan owed by Lily Wang.   Heping Wang also paid accrued interests on the $2.6 million promissory note in the amount of $164,291 and part of outstanding loan related to equity transfer of Tangshan Yian in the amount of $400,000 (equivalent to RMB3,098,240).  As of the date of this annual report, Heping Wang still owed us RMB7,701,760.  Heping Wang has undertaken to pay the balance in full by May 31, 2007. The potential violation of the Section 402 may cause governmental authorities, such as the U.S. Securities and Exchange Commission or other U.S. authorities, to impose certain criminal, civil, and or administrative sanctions or penalties upon us. Similarly, private parties may also bring civil litigations against us for such violations.

Our disclosure controls and procedures were found ineffective in the fiscal year ended December 31, 2004 and we have concluded our disclosure controls and procedures remained not fully adequate and effective in the fiscal year ended December 31, 2006. These shortcomings in our disclosure controls and procedures could have a material adverse effect on our business, results of operations and the trading price of our common shares.

          In 2004, we identified certain shortcomings in our disclosure controls relating to the accounting treatment of acquired intellectual property, which caused us to believe that our disclosure controls and procedures were ineffective for the fiscal year ended December 31, 2004. Our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures remained not effective to provide reasonable assurance that the material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. Although we have taken a number of remedial actions as more fully described in the section captioned “Evaluation of the Disclosure Controls and Procedures” of Item 15 of this annual report, no assurance can be made that such remedial actions may effectively address the inadequacy or ineffectiveness in our disclosure controls and procedures. Nor can we guarantee that we will not identify further inadequacies and ineffectiveness in our disclosure controls and procedures that will require additional remedial actions to be taken. Our failure to establish and maintain adequate and effective disclosure controls and procedures could result in the loss of investor confidence in the accuracy, completeness, reliability and timeliness of our disclosures, which in turn could harm our business and negatively impact the trading price of our common shares.

We previously restated certain information in our consolidated financial statements for the fiscal years ended December 31, 2002, 2003 and 2004.  In 2004 and 2005, we have identified material weaknesses in our internal control over financial reporting.  If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results and investors could lose confidence in our financial and other reporting, which could harm our business and the trading price of our common shares.

          As disclosed in our annual report on Form 20-F for the year ended December 31, 2004, we restated certain information in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. We erred in commencing amortization of our hepatitis A vaccine license in July 2002 instead of April 2001, the date Tangshan Yian contributed the hepatitis A vaccine to Sinovac Beijing as its capital contribution. We erred in not treating the acquisition of certain licenses as purchases of in-process research and development. We also erred in capitalizing certain research and development costs that should have been expensed in 2003. Although we have corrected these errors and restated our financial statements, we concluded that, because of these accounting errors, there were material weaknesses in our internal controls over financial reporting as at December 31, 2004.

          During the audit of our financial statements for the fiscal year ended December 31, 2005, we identified the following internal control issues: (1) our failure to timely reconcile our accounts under PRC generally accepted accounting principles to GAAP; (2) our failure to withhold the individual income tax with respect to the employees’ stock option gains; (3) the inappropriate claims by certain of our employees of personal income tax exemptions; (4) our understatement of selling expenses and liabilities; (5) our understatement of sales commissions and liabilities; and (6) our understatement of income tax expenses and tax liabilities. In response, we have corrected these errors and our management initiated a review of our financial and accounting systems and identified material weaknesses in our internal control system over financial reporting related to our lack of personnel with GAAP reporting experience.  We have taken remedial actions with respect to these material weaknesses, such as the recruitment of a senior financial manager who is familiar with GAAP, and also followed the advice of our Chinese tax consultants and made appropriate treatment on individual income tax with respect to the employees’ stock option gains and our employees of personal income tax exemptions.  We have also retained professional consultants to help us evaluate and improve our internal control over financial reporting.

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

  the possibility that the competitor may have launched its product first;

  the competitor may have greater access to certain raw materials;

  the competitor may have more efficient manufacturing processes;

  the competitor may have greater marketing capabilities; or

  the competitive product may have therapeutic or other advantages.

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

          In China, there are two major types of hepatitis A vaccine, live attenuated hepatitis A vaccine and inactivated hepatitis A vaccine. Effective January 1, 2006, liquid attenuated (active) hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP. Because of this event, we believe there is big market potential for inactivated hepatitis A vaccine and freeze-dried live attenuated vaccine. In 2006, approximately 3.0 million doses of hepatitis A vaccine from us were released by the China SFDA, which is 32% of total number of hepatitis A vaccines released in the year, according to information from the China SFDA website.  However, we may not be able to further expand our market share for hepatitis A vaccine, which could adversely affect our ability to grow our revenues.

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

          Many vaccinees receive their flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season, and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition.

Even if our pandemic influenza product candidate obtains regulatory approval, by the time we complete development, the pandemic influenza threat may have abated or alternative vaccines or technologies may have been adopted.

          We are devoting significant resources to research and develop a new vaccine for pandemic influenza. Our pandemic influenza vaccine candidate has only completed phase I clinical trials.

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

          Our directors and executive officers and their affiliates collectively control approximately 30.86% of our outstanding common shares as of December 31, 2006. These stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The concentration of ownership of these shareholders may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders may also have the power to prevent or cause a change in control. In addition, these shareholders could divert business opportunities from us to themselves or others.

The interests of the existing minority shareholder in our Sinovac Beijing subsidiary may diverge from our own and this may adversely affect our ability to manage Sinovac Beijing.

          Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we directly own a 71.56% interest and China Bioway Biotech Group Co., Ltd., or China Bioway, an affiliate of Peking University, owns a 28.44% interest. China Bioway’s interest may not be aligned with our interest at all times. If our interests diverge, China Bioway may exercise its right under PRC laws to protect its own interest, which may be adverse to us. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Sinovac Beijing) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. China Bioway appoints one of the five directors of Sinovac Beijing’s board. Accordingly, China Bioway has the ability to block any action that requires unanimous board approval. Further, should we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, China Bioway has a right of first refusal under China’s joint venture regulations.

          In addition to its statutory rights as a minority shareholder, China Bioway has additional rights under the joint venture contract and under the articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.  China Bioway has been cooperative with us in handling matters with respect to the business of Sinovac Beijing, but there is no assurance this will continue to be the case in the future.

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

          Sinovac Beijing is currently owned 71.56% by us and 28.44% by China Bioway. Tangshan Yian is wholly owned by us.  Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., China Bioway, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder) were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. After 2004, EOSAs are also required to make such assets or equity transfers at the government-designated marketplaces. Our acquisitions of intellectual property rights and some of equity interests were subject to these requirements. The technologies related to hepatitis A vaccine, hepatitis A&B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred by Tangshan Yian to us.

          Tangshan Yian failed to file with government authorities the appraisal of the hepatitis A vaccine technology that it transferred in 2001 to Sinovac Beijing as Tangshan Yian’s capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian may also have failed to (1) obtain the appraisal of the hepatitis A&B vaccine technology that it transferred for nil consideration to Beijing Keding Investment Co., Ltd., or Beijing Keding, in 2002 (Beijing Keding subsequently transferred the technology to Sinovac Beijing as Beijing Keding’s capital contribution to Sinovac Beijing) and to file such appraisal with government authorities and (2) obtain the appraisal of the influenza vaccine technology that it transferred to Sinovac Beijing in 2004 and to file such appraisal with government authorities, if book value of the hepatitis A&B vaccine technology and the influenza vaccine technology, as applicable, at the time of their transfers, were more than RMB 1 million or 20% of the total fixed assets of Tangshan Yian. These failures may potentially subject us to the risk of losing the ownership or control of these vaccine technologies.

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

          In August 2004, we signed two 20-year leases in Beijing with China Bioway Biotech Group Co., Ltd., pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park. We house our Anflu manufacturing and R&D center in these buildings. China Bioway has yet to obtain building ownership certificates for the two building. Under the two leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates. China Bioway also pledged its land use certificate relating to these two leases to a commercial lender in October 2002 for 5 years. In June 2006, China Bioway guaranteed to us in writing that we have all the legal rights and privileges to use the two buildings as agreed to in the two leases and that it will indemnify us any losses or damages that could be incurred if our rights and privileges to use such buildings are impeded or hampered by the commercial lender. We cannot guarantee that China Bioway will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third-parties will not challenge or invalidate China Bioway’s ownership even if it does obtain such ownership certificates. If that happens, we may need to vacate our existing facilities and build alternative facilities, causing material and adverse disruptions to our business operations. In 2006, China Bioway has obtained the approval certificate for the design of mentioned buildings. It will take several months for the ownership certificate to be issued according to related process within China regulatory agency. At the same time, China Bioway has issued a consent letter to guarantee that there wouldn’t be risk incurred to Sinovac Beijing for not having ownership certificate.

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

          We are a small company with 252 full-time employees as of December 31, 2006, and we depend to a great extent on principal members of our management and scientific staff. If we lose the services of any key personnel, in particular, Mr. Weidong Yin, our President and Chief Executive Officer, it could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. The employment agreements do not ensure that we may be able to retain the services of our executive officers for an indefinite period of time in the future. In addition, recruiting and retaining qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

          There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the time frames anticipated by us. We could encounter difficulties in enrolling vaccinees for trials or encounter setbacks during the conduct of trials that result in delays or trial cancellation. Data obtained from preclinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional government regulations from future legislation, administrative action or changes in the China SFDA’s policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage of testing. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future.

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

          Delays in obtaining the China SFDA’s or foreign approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, there can be no assurance that we can maintain the approval or that the approval will not be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

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

  efforts of the sponsor and clinical sites involved to facilitate timely enrollment;

  vaccinee referral practices of physicians;

  design of the protocol;

  eligibility criteria for the study in question;

  perceived risks and benefits of the drug under study;

  the size of the vaccinee population;

  availability of competing therapies;

  availability of clinical trial sites; and

  proximity of and access by vaccinees to clinical sites.

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

          We recently completed phase I clinical trials of a vaccine against the H5N1 strain of pandemic influenza in collaboration with the China Center for Disease Control and Prevention, or China CDC, in June 2006. The preliminary results of phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union. We have made application for authorization from the China SFDA to begin our phase II trial. We are also developing a vaccine against Japanese encephalitis. Setbacks in any phase of the clinical development of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares.

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

  fines;

  product recalls or seizure;

  injunctions;

  refusal of regulatory agencies to review pending market approval applications or supplements to approval applications;

  total or partial suspension of production;

  civil penalties;

  withdrawals of previously approved marketing applications; or

  criminal prosecution.

We deal with hazardous materials that may cause injury to others and are regulated by environmental laws that may impose significant costs and restrictions on our business.

          Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Prevention and Control of Water Pollution Law and PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we have passed an environmental examination of our facilities conducted by Beijing Environment Protection Bureau on our hepatitis A vaccine production line, we can not assure you that we will continue to pass similar environmental examinations in future. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

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

          We originally have several patent applications pending in the PRC relating to our SARS vaccine technology. Subsequent to this annual report, one patent has been issued and one of the patent applications was withdrawn by the Company. However, there are no other issued or any pending patent application with repect to our existing vaccine products. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

          A third party, Shenzhen Kexing Biotech Co., Ltd. in China granted us a non-exclusive license to the trademark. This license agreement allows us to use the trademark on our biopharmaceutical products. The license agreement, which expired on December 31, 2006, has been renewed to December 31, 2011. The license agreement is non-exclusive and terminates automatically if Mr. Weidong Yin is no longer in control of Sinovac. We are planning to remove the trademark from our biopharmaceutical products since we have our separate trademarks for each of our products. If the license agreement is terminated, we may also need to change the Chinese name of Sinovac Beijing.

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

          The success of our business may be, in part, dependent on our ability to enter into licensing and collaboration arrangements and to manage effectively the resulting relationships. For example, we believe our exclusive right to distribute the hepatitis B vaccine produced by LG Life Sciences in China is important to our success. We are seeking necessary approval from PRC government authorities including the China SFDA to market and sell such hepatitis B in China. We cannot assure you that LG Life Sciences will not terminate its relationship with us, or enter into relationships with third-party competitor of ours in the future. We also consider important to our business the continuous and stable supply of hepatitis B vaccines from Beijing Temple of Heaven Biological Products Co., Ltd. for our production of Bilive, our contemplated collaboration with LG Life Sciences in marketing and distributing our vaccine products in Korea and other countries, our cooperation with China CDC in pandemic influenza research and market exploration in Mexico with Glovax C.V.

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

  may lose our rights to develop and market our product candidates;

  may lose trade secret protection for our product candidates;

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

  the extent of government involvement;

  the level of development;

  the growth rate;

  the control of foreign exchange;

  the allocation of resources;

  an evolving regulatory system; and

  lack of sufficient transparency in the regulatory process.

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

          Moreover, the political relationship among foreign countries and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our product export and international collaborations . This could lead to a decline in our profitability in the future.

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

          We are a holding company, and we rely on dividends paid by our majority-owned subsidiary, Sinovac Beijing, and wholly owned subsidiary, Tangshan Yian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. To comply with such accumulated profits requirements, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to allocate a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends. In addition, if Sinovac Beijing or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

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

          The PRC government had provided various incentives to foreign-invested companies, including Sinovac Beijing and Tangshan Yian, in order to encourage development of investment by foreigners. Such incentives include reduced tax rates and other measures.  Under the PRC tax laws, the average domestically-owned companies are subject to an enterprise income tax rate of 33%. Currently, Sinovac Beijing is subject to a 7.5% enterprise income tax rate until 2006 and a 15% tax rate thereafter.  Tangshan Yian is subject to a reduced enterprise income tax rate of 24%.   On March 16, 2007, the PRC Enterprise Income Tax Law was enacted.   Under the new law, effective on January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the new law.  We believe that our PRC subsidiary in Beijing qualifies as high and new technology enterprises entitled to the 15% preferential rate, and therefore we would not be adversely affected by the new law.  However, we cannot assure you that there will not be any future increase in the enterprise income tax rate applicable to our PRC operating subsidiaries or other adverse tax treatments, such as the discontinuation of preferential tax treatments, would have a material adverse effect on our results of operations and financial condition.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.      History and Development of the Company

          We are a holding company and conduct our business in China through our 71.56% majority-owned subsidiary, Sinovac Beijing, and our wholly owned subsidiary, Tangshan Yian. Sinovac Beijing was incorporated on April 28, 2001 and Tangshan Yian was incorporated on February 9, 1993.

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

          On December 8, 2004, we transferred our listing venue from the OTC Bulletin Board to the American Stock Exchange.

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

Our Products

          We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need.  Set forth below is a table that outlines our current marketed products and those that we have developed or are developing.

Stage
Product	Indication	Development	Marketed
Healive	Hepatitis A	✓	✓
Bilive	Combination Hepatitis A & B	✓	✓
Anflu	Influenza	✓	✓
Pandemic Influenza Vaccine	Pandemic Influenza Virus	✓
Japanese Encephalitis Vaccine	Japanese Encephalitis	✓
SARS Vaccine	SARS	✓

Healive

          Healive is an inactivated hepatitis A vaccine that is administered intramuscularly. Available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose), Healive is the first inactivated hepatitis A vaccine developed in China. Healive took approximately 10 years to develop and was granted a New Drug Certificate by the China SFDA in 1999. We began marketing and sales of Healive in May 2002. Our current manufacturing capacity for hepatitis A vaccines is 6 million doses per year. In 2004, 2005, and 2006, we sold approximately 1.0 million and 1.3 million doses and 2.6 million doses of Healive that amounted to approximately $6.5 million , $8.3 million and $14.8 million in revenues, respectively. In 2006, there are approximately 9.59 million doses of hepatitis A vaccine released by the China SFDA, among which 3.0 million doses are Healive, representing approximately 32% of the total released.

          As of December 31, 2006, several post-marketing clinical trials had been conducted on Healive. In each of these nine clinical trials, participating volunteers were vaccinated with either Healive or a control vaccine. In these clinical trials, Healive demonstrated a better safety profile and immunogenicity than the control vaccine. Since the launch of Healive, we estimate over 5 million doses have been sold.

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

          Bilive is the first, and currently the only combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive took approximately 5 years to develop and was granted a New Drug Certificate by the China SFDA in January 2005. In June 2005, we obtained a GMP Certificate issued by the China SFDA to our Bilive manufacturing facilities. We began marketing and sales of Bilive in July 2005. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations of hepatitis B vaccines are recommended five years after the initial immunization. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Accordingly, we do not expect to generate more sales from Bilive than Healive. Since Bilive’s launch into the market in July 2005, we have sold approximately 40,000 doses of Bilive in 2005. We sold approximately 55,000 doses of Bilive in 2006.

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

Anflu

          The split virus vaccine, containing specially treated virus particles, is the primary type of influenza vaccines used worldwide. Our Anflu vaccine is an inactivated split flu vaccine formulated from three split inactivated virus solutions. Anflu is standardized according to the WHO annual recommendation each year. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. In late September 2006, Anflu was for sale in China.  We have subsequently delivered a limited amount of Anflu through the batch release process within the Chinese government and to the market. The product quality and market acceptance has been verified and the Company anticipates that the sales of Anflu will increase in 2007.  In 2006, we sold approximately 77,000 doses.

          Our development of the flu vaccine is closely related to our development of a vaccine against pandemic influenza (discussed below). Many governments in the world encourage and incentivize vaccine manufacturers to develop influenza vaccines and build influenza vaccine production lines, because these manufacturing facilities can be easily converted for the production of pandemic influenza vaccines should an outbreak of pandemic influenza occur. In 2006, the Chinese government has approved a grant of  RMB 20 million for the expansion of flu vaccine production capability. The fund is expected to be available to us in 2007.

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

          We began human clinical trials for the pandemic influenza vaccine in December 2005. In April 2006, we announced the completion of the immunization schedule of the phase I clinical trial of H5N1 in which 120 volunteers aged from 18 to 60 have completed the two shot regimen of either the vaccine or a placebo. We completed the phase I clinical trial of H5N1 in June 2006 after we took blood samples from volunteers to analyze the antibody growth and effectiveness of the vaccine. The preliminary results of phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union. We applied for authorization from the China SFDA to begin our phase II trial in November 2006.

Japanese Encephalitis Vaccine

          JE is a significant public health problem in Southeast Asia and the western Pacific. We are in pre-clinical stage of development for a new, potentially safer and more effective cell-based JE vaccine using our micro-carrier technology for the cultivation of viruses. This technology can increase manufacturing yield, simplify operations, and stabilize cultivation conditions, all of which facilitate large scale automated production.

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

Partner	Projects	Scope of Collaborations
Institute of Laboratory Animal Science, Chinese Academy of Medical Science	SARS	Animal Trial
National Institute For the Control of Pharmaceutical and Biological Products	Hepatitis A, JE, Hepatitis A & B	Hepatities A vaccine development; JE virus strain research; Hepatitis A&B quality control standards;
National Institute for Viral Disease Control and Prevention, China Center for Disease Control and Prevention	Hepatitis A & B, SARS, Pandemic Influenza	Epidemic surveillance, virus strain analysis
National Institute for Epidemic Disease, China Center for Disease Control and Prevention	SARS	Blood serum analysis
Department of Microbiology, University of Hong Kong	Pandemic Influenza	Virus Sequencing
National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention, China CDC	Universal Pandemic Influenza Vaccine	Vaccine development

          We regularly obtain financial support from the PRC government to research government-sponsored vaccine programs, including SARS and pandemic influenza. We received government funding in the amount of $1,688,000, $1,222,000 and $677,000 for 2004, 2005, and 2006, respectively. These grants were to fund research in the areas of pre-clinical and clinical trials.  The government has approved a grant in the amount of $2.6 million for the expansion of our production capacity. We plan to apply for government grants in 2007 to fund clinical trials of the pandemic influenza vaccine.

          In 2006, we established collaboration with universities and institutions such as China Agriculture University, Beijing Normal University and Institute of Laboratory Animal Science, Chinese Academy of Medical Sciences

Sales and Marketing

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

          As of December 31, 2006, we have a sales and marketing team comprising approximately 70 professionals who are assigned to 13 sales districts designated geographically within China that include 26 provinces and municipalities. Our sales department and marketing department are supported by other departments within our company, such as our logistics department, clinical research department, quality assurance department and information center.

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

Shelf Life

          Set forth below is certain information on the shelf lives of our vaccines and our production capacity.

	Shelf life (year)	Current production Capacity (million doses)
Healive	2.5	4.6*
Bilive	2	4.6*
Anflu	1	2

* combined capacity of Healive and Bilive

Collaborations

          In May 2005, we entered into a letter of intent with LG Life Sciences Ltd., a leading pharmaceutical company in Korea, concerning a possible collaboration between our two companies where LG Life Sciences expressed interest in marketing our Healive vaccine worldwide and we expressed interest in the possibility of using LG Life Sciences’ hepatitis B vaccines in our production of Bilive. In February 2006, we entered into an exclusive distribution agreement with LG Life Sciences, Ltd. under which LG Life Sciences granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. We have filed the application for regulatory approval for sale of Euvax B in China.

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

Competition

          The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. According to the China SFDA, there are approximately 30 vaccine companies in China, of which we believe approximately 8 to 10 are our direct competitors.

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

  safety and efficacy profile;

  product price;

  ease of application;

  product supply;

  enforceability of patent and other proprietary rights; and

  marketing and sales capability.

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

          We have one registered patent and 3 patent applications pending in the PRC relating to our SARS vaccine technology.  We do not have any other issued patent or pending patent application with respect to our existing vaccine products or our pandemic influenza or JE product candidates. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

          We maintain six registered trademarks in China, including Sinovac, Healive and its Chinese name, Bilive and its Chinese name and our company logo. We also use a trademark owned by Shenzhen Kexing Biotech Co., Ltd. through a nonexclusive royalty-free license,  which expired on December 31, 2006 but has been renewed to December 31, 2011. This license terminates automatically if Weidong Yin were to cease his managerial control of Sinovac Beijing. We have registered additional trademarks including Anflu, Panflu and their Chinese names and associated logos with the Trademark Office of the State Administration for Industry and Commerce in China. We have registered the “Sinovac” trademark in Thailand, Korea and Canada. We are in the process of registering our “Sinovac” and logos as trademarks in such other major countries as the United States, the United Kingdom, Germany and France. We have registered our domain names, including www.sinovac.com.cn, with the CNNIC. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

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

Insurance

          We maintain property insurance coverage from Ping An Property & Casualty Insurance Company of China, Ltd., with an annual aggregate insured amount of approximately $7.7 million to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We also maintain product liability insurance from PICC Property and Casualty Company Limited to cover ineffective vaccinations from Healive for an aggregate limit of indemnification for approximately $10,000. We do not currently carry product liability insurance for Bilive or Anflu because of their low sales volume.  Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trails of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. In 2006, we purchased directors’ & officers’ liability insurance from a British insurance company.  We do not maintain any business interruption insurance.

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

          GMP Certificate. Before receiving a new drug certificate and production permit, we will need to submit to the China SFDA an application for a Good Manufacturing Practice Certificate, or GMP Certificate. A GMP Certificate is used to approve the manufacturing equipment, process and workshop used in producing a particular drug. The China SFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate should be approved or rejected within six months from the application date.

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

          We cannot commence the manufacture of a new drug unless and until we have obtained a GMP certificate, valid new drug certificate and production permit.

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

ITEM 4A.      UNRESOLVED STAFF COMMENTS

          Not applicable

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

          In May 2002, we obtained final PRC regulatory approval for the production of Healive. We sold approximately 1.0 million, 1.3 million and 2.6 million doses of Healive in 2004, 2005, and 2006, respectively. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 55,000 doses of Bilive in 2006 compare to 40,000 doses in 2005. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold approximately 77,000 does of Anflu in 2006. We expect to produce 1,000,000 doses of Anflu in 2007-2008 for the upcoming flu season.

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

          Amortization expense for these proprietary rights was $194,326, $317,518 and $341,008 for 2004, 2005 and 2006, respectively.

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

	Years ended December 31,
	2004	2005	2006

	(in thousands)
Research and development programs
Healive	—	—	—
Bilive	—	—	—
Anflu	$ 244,305	$ 75,151	—
Pandemic influenza vaccine	48,244	1,167,813	$ 836,954
Japanese encephalitis vaccine	41,521	158,844	87,856
SARS vaccine	670,976	—	56,752
Others	—	—	188,530

Total	$1,005,046	$ 1,401,808	$ 1,170,092
	==========	==========	==========

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

          The PRC government provided grants to us which are taken into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $1,688,000, $1,222,000, and $739,000, for 2004, 2005 and 2006, respectively. We recognized government research grant income of $719,220 and $1,167,814, and $845,122 in 2004, 2005 and 2006, respectively.

Critical Accounting Policies and Estimates

          Our consolidated financial information has been prepared in accordance with GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Stock-based Compensation

          Stock-based compensation is a very significant expense for us, but is based on estimates that have a subjective element. We employ the Black-Scholes option pricing model, which in turn is based upon, among other things, assumptions regarding interest rates, expected life and stock volatility. To estimate the risk-free interest rate, we use the U.S. Treasury bill rate for instruments with a similar term to the expected life of the option being granted. The expected volatility related to options granted in 2006 is based on our historical stock prices.  Prior to 2006, computation of expected volatility was based on the historical stock prices of comparable companies. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behavior.

          The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	2006	2005	2004

Expected volatility	76%	60%	74%
Risk-free interest rate	4.74%	4.51%	3.44%
Expected life (years)	3.0	5.0	5.0
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options granted	$1.39	$2.93	$2.85

          Given the nature of the estimated volatility of a stock, it is not practical to provide a meaningful assessment of historical accuracy of the estimated volatility used. It is very likely that the expected volatility will change in future periods and the changes could be material.  However, the changes in volatility will only impact future or modified grants.

Amortization of intangible assets

          We have amortized the value of intangible assets, being licenses and permits, over an estimated 10-year useful life. The estimated life of intangible assets is inevitably subjective, however at least once per year, we reevaluate the market opportunities for its products and determines whether the remaining useful life estimate is still reasonable.

          The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2006:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life

Useful life	9 years	10 years	11 years
Amortization expense	$37,890	$341,008	$(31,001)
Loss for the year	$(37,890)	$(696,033)	$(31,001)
Loss per share	$─	$(0.02)	$ ─

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

Allocation of intangible assets

          When we acquired our additional 20.56% interest in Sinovac Beijing in February 2005, we had to allocate the purchase price over the fair value of the net assets acquired. We based such allocation upon a third party’s appraisal reports as well as the projected cash flows to be earned from each product.

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

	Cost	Amortization Expense in the Year Ended December 31, 2006

Asset
Inactive hepatitis A	$2,702,481	$302,627
Recombinant hepatitis A and B	$388,610	$38,381
Total	$3,091,091	$341,008

          The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

Income tax valuation allowance

          In 2006, we recorded a $1,043,701 deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of us to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not. If our evaluation of the circumstances is not correct, we will have to record a charge to operations in respect of any over-accrual of the benefit.

RESULTS OF OPERATIONS
	2004		2005		2006

	$	% of net revenues	$	% of net revenues	$	% of net revenues

Statement of operations data
Sales	6,454	100.0	8,608	100.0	15,354	100.0
Cost of sales	1,938	30.0	2,346	27.3	4,231	27.6
Gross profit	4,516	70.0	6,262	72.7	11,123	72.4
Operating expenses:
Selling, general and administrative expenses	8,843	137.0	10,278	119.4	9,753	63.5
Research and development expenses	286	4.4	234	2.7	325	2.1
Purchased in process research and development	—	—	233	2.7	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	334	5.2	555	6.4	605	3.9
Total operating expenses	9,462	146.6	11,299	131.3	10,683	69.6
Operating income (loss)	(4,946)	(76.6)	(5,037)	(58.5)	440	2.9
Interest and financing expenses	(369)	(5.7)	(229)	(2.7)	(319)	(2.1)
Interest and other income	321	5.0	235	2.7	285	1.9
Income (loss) before income taxes and minority interest	(4,994)	(77.4)	(5,031)	(58.4)	406	2.6
Income taxes (recovery)	(767)	(11.9)	212	2.5	101	0.7
Minority interest share of (earnings) loss	(440)	(6.8)	132	1.5	(1,001)	(6.5)
Net (loss) for the year	(4,667)	(72.3)	(5,111)	(59.4)	(696)	(4.5)

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

Pricing

          To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. We priced Anflu competitively to offer attractive economic returns to our distributors. The prices of our products are significantly lower than those of foreign imports.

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

Cost of sales

          Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2004, 2005 and 2006 amounted to  $1,938,000, $2,346,000 and $4,232,000, respectively. We produce our own products and conduct the final product packaging in-house.

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

          General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and corporate development. Other significant costs include facilities costs, stock based compensation, professional fees for accounting and legal services and the income taxes we assumed for our employees as a result of their exercising the stock options.

          We expect our general and administrative expenses to increase due to increased costs for insurance, professional fees, public company reporting requirements, Sarbanes-Oxley Act compliance and investor relations costs associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel.

Research and development expenses

          Our research and development expenses consist primarily of:

  salaries and related expenses for personnel;

  fees paid to consultants and clinical research organizations in conjunction with their independent monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

  consulting fees paid to third parties in connection with other aspects of our product development efforts;

  costs of materials used in research and development; and

  depreciation of facilities and equipment used to develop our products.

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

          Substantially all of our sales are conducted in the PRC. Under PRC law, Sinovac Beijing and Tangshan Yian are both subject to enterprise income tax, or EIT, and VAT. Sinovac Beijing is classified as a “New Technology Enterprise” and operates as a Sino-foreign joint venture. As such, it was subject to a reduced EIT rate of 7.5% for three years until December 31, 2006, compared to a statutory rate of 33% for most domestically-owned companies in China.  On March 16, 2007, the PRC Enterprise Income Tax Law. Under the new law, effective on January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the new law. However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, we will continue to monitor the implementation rules of the grandfathering provisions of the new law. We believe Sinovac Beijing qualifies as high and new technology enterprises and will entitled to the 15% preferential rate, after December 31, 2006 as long as it maintains this qualification.  For the three fiscal years ended December 31, 2004, 2005 and 2006, Sinovac Beijing incurred income tax expenses of $92,833, $220,111 and $491,914, respectively. VAT is charged based on the selling price of our products at a rate of 6%.  Tangshan Yian was subject to a reduced EIT rate of 24%.  The detailed implementation rules are not available. We don’t know the tax rate for Tangshan Yian.

Comparison of the years ended December 31, 2006 and 2005

          Sales. Sales increased 78.4% to $15,355,000 in 2006 from $8,608,000 in 2005. Our sales in 2006 comprised sales of Healive, Bilive and Anflu. Our sales in 2005 comprised sales of Healive and Bilive. We generated $14,878,000 and $8,228,000 in sales of Healive in 2006 and 2005, respectively. We generated $231,000 and $380,000 in sales of Bilive in 2006 and 2005, respectively. We also generated $246,000 in sales of Anflu in 2006. The total number of doses sold increased from 1.3 million in 2005 to 2.7 million in 2006.

          Cost of Sales. Cost of sales increased 80.4% to $ 4,232,000 in 2006 from $2,346,000 in 2005. For Healive, the cost of sales increased 13% compared to 80.8% increase in sales, primarily because of the achievement of economic scale of production. However, as Anflu was in a preliminary production stage, we incurred a total $1,299,000 cost of sales that included significant production costs.

          Gross Profit. Gross profit increased 77.6% to $11,123,000 in 2006 from $6,262,000 in 2005. Gross profit margin, including depreciation of land use rights and amortization of licenses and permits, was 70% and 69% for  2006 and 2005, respectively. The increase in gross profit margin was due to the achievement of economic scale of Healive production, offset by significant production costs relating to Anflu.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses decreased 5.1% to 9,753,000 from $10,278,000 in 2005. Our selling expenses increased 37% in 2006 to $3,610,000 from $2,629,000 in 2005 in line with increased sales. Our general and administrative expenses decreased by 20% to $6,143,000 in 2006 from $7,649,000 in 2005.  We incurred significantly lower withholding tax expenses relating to our employees’ exercise of their stock options in the amount of $272,000 in 2006 compared to $1,455,000 in 2005. We also incurred professional fees, financing fee and Sarbanes-Oxley 404 consulting fee of $2,494,000 in 2006 compared to $1,012,000 in 2005.  We recorded stock-based compensation of $707,000 in 2006 compared to $3,356,000 in 2005. In 2006, 100,000 stock options were granted to the directors at an exercise price of $2.64 per share and 15,000 stock options to the employees at an exercise price of $2.69 per share. The stock options granted in 2006 had a weighted average estimated fair value of $1.39 per share.  We granted options with different vesting schedules.  As a result, as at December 31, 2006, we had unrecognized compensation costs of $260,000. This unearned component will be recognized over a period of 39 months.

          Research and Development Expenses. Research and development expenses increased by 38.8% to $325,000 in 2006 from $234,000 in 2005, primarily representing amounts spent on Pandemic influenza vaccines, SARS vaccines, and Japanese Encephalitis vaccines, net of government grants to fund these activities. The PRC government provided grants to us that are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2006, we received SARS and pandemic influenza research grants of $0 and $739,000, respectively. In 2006, we recognized government research grant income of $845,000 compared to $1,168,000 in the prior year.

          Interest and Financing Expenses.  Interest and financing expenses increased by 39.7% to $320,000 in 2006 from $229,000 in 2005, mainly resulting from a higher loan payable balance.

          Income Taxes. We incurred an income tax expense of $101,000 in 2006 compared to $212,000 in 2005. In 2006, we incurred $492,000 liability for income taxes on profits in Sinovac Beijing and recorded a $391,401 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures.  In 2006 and 2005, Tangshan Yian had a net loss.

          Net Loss. Net loss decreased by 86.4% to $696,000 in 2006 from $5,111,000 in 2005.

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

          Gross Profit. Gross profit increased 38.7% to $6,262,000 in 2005 from $4,516,000 in 2004. Gross profit margin, including depreciation of land use rights and amortization of licenses and permits, was 69% and 67% for the years ended December 31, 2005 and December 31, 2004, respectively. The increase in gross profit margin was due to economies of scale; increased production of Healive decreased the average cost per unit.

          Selling, General and Administrative Expenses.  Our SG&A expenses increased 16.2% to $10,278,000 in 2005 from $8,843,000 in 2004. Our selling expenses increased in 2005 due to exploration of new markets and efforts to improve sales networks and sales strategy. The increase in our general and administrative expenses in 2005 was partially due to the withholding income tax liability we incurred in the amount of $1,455,000 in connection with our employees’ exercise of their stock options.. We incurred stock-based compensation of $3,356,000 and $4,428,000 for the years ended December 31, 2005 and December 31, 2004, respectively. In 2005, 88,000 stock options were granted to the directors, employees and consultants at an exercise price of $2.40 per share. 280,000 stock options were granted to the directors, employees and consultants at an exercise price of $3.20 per share. The stock options granted in 2005 have weighted average estimated fair value of $2.93 per share.  We granted stock options with different vesting schedules. As a result, as at December 31, 2005, we had unrecognized compensation costs of about $1,010,000. This unearned component would be recognized over a period of 19 months. In 2005, 1,977,000 stock options, previously granted to various directors, officers, employees and consultants of the Company on April 14, 2004, were cancelled and not replaced as we believed the relatively high exercise price of those stock options would not effectively incentivize the optionees. $2,304,000 in stock-based compensation was charged into income as a result of the cancellation.

          Research and Development Expenses. Research and development expenses reflect amounts spent on the split flu and SARS vaccines net of government grants to fund these activities, as discussed below. Our research and development expenses decreased by 18.1% to $234,000 in 2005 from $286,000 in 2004, representing activities on the SARS and split flu (Anflu) vaccines. The PRC government provided grants to us which are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2005, we received PRC government SARS and pandemic influenza research grants of $0 and $1,222,000, respectively. In 2005, we recognized government research grant income of $1,168,000, compared to $719,000 in the prior year.

          Interest and Financing Expenses. Interest and financing expenses decreased by 38.1% to $229,000 in 2005 from $369,000 in 2004,due to the decrease of interesting bearing debts.

          Income Taxes. We incurred an income tax expense of $212,000 in 2005, compared to an income tax recovery of $767,000 in 2004. In 2005, we incurred a $220,000 liability for income taxes on profits in Sinovac Beijing and recorded a $8,000 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% enterprise income tax rate until 2006 and 15% tax rate thereafter, and subject to a preferential VAT rate of 6% . Tangshan Yian is subject to a reduced EIT rate of 24% and a preferential VAT rate of 6%. In 2005 and 2004, Tangshan Yian had a net loss.

          Net Loss. Net loss increased by 9.5% to $5,111,000 in 2005 from $4,667,000 in 2004. The increase in net loss in 2005 over 2004 was primarily due to significant increase in selling, general and administrative expenses.

B.       Liquidity and Capital Resources

          We have incurred annual operating losses since our inception, and, as of December 31, 2006, we had an accumulated deficit of $13 million. We expect to incur loss over the next few years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Since our inception, we have financed our operations primarily through sales revenue, sale of equity securities, and interest income earned on cash and cash equivalents. We have also generated funds from debt financing and from government research grants.

          We made capital expenditures of $1.7 million, $2.4 million and $1.1 million in 2004, 2005 and 2006, respectively. We believe that our current cash and cash equivalents, and anticipated cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash because of changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may need to raise additional money and may seek to do so by: (1) out-licensing technologies or products, (2) securing debt financing or (3) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditure requirements and the scale of our operations. We expect to attempt to raise additional funds in advance of depleting funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term needs will require the successful commercialization of our product candidates and, at this time, we cannot reliably estimate if or when that will occur, and the process may require additional capital as discussed above.

          The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,
	2004	2005	2006

	(in thousands)
Net cash provided by (used in) operating activities	$ (1,538)	$ (1,570)	$ (1,635)
Net cash provided by (used in) investing activities	(3,050)	(4,883)	(569)
Net cash provided by (used in) financing activities	5,775	11,144	3,984
Net increase in cash and cash equivalents	1,185	4,749	1,894
Cash and cash equivalents at beginning of period	1,420	2,605	7,354
Cash and cash equivalents at end of period	$ 2,605	$ 7,354	$ 9,249

          Operating activities

          Net cash used in operating activities was $1,635,000 in 2006, compared to $1,570,000 in 2005. Net cash used in operating activities in 2006 was a result of a net loss of $696,000, increased by $845,000 cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($707,000), a provision for doubtful debts ($581,000), a provision for inventory (1,320,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,268,000).

          Net cash used in operating activities was $1,570,000 in 2005, compared to $1,537,000 in 2004. Net cash used in operating activities in 2005 was a result of a net loss of $5,111,000, increased by $1,232,000 cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($3,356,000), a provision for doubtful debts ($447,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,102,000).

          Net cash used in operating activities was $1,538,000 in 2004.  Net cash used in operating activities in 2004 was a result of net loss of $4,667,000, increased by $407,000 cash paid for research and development expenditures qualified for government grants, adjusted by certain non-cash charges of stock-based compensation ($4,428,000), a provision for doubtful debts ($374,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($784,000), and offset in part by accounts receivable ($2,214,000) and deferred income tax ($860,000).

          Investing activities

          Net cash used in investing activities was $569,000 in 2006, compared to $4,883,000 in 2005. In 2006 cash used in investing activities included $1,140,000 used to acquire property, plant and equipment. The cash used in investing activities was partially offset by $127,000 released from restricted cash and $438,000 repayment of deposit in relation to land use right.

          Net cash used in investing activities was $4,883,000 in 2005, compared to $3,050,000 in 2004. In 2005, cash used in investing activities included $2,444,000 used to acquire property, plant and equipment, $2,260,000 used in relation to the purchase of a further 20.56% interest in Sinovac Beijing (another $1,050,000 was used in 2004 for this same purchase) and $428,000 used as deposit in relation to land use rights. The cash used in investing activities was partially offset by $249,000 released from restricted cash.

          Net cash used in investing activities was $3,050,000 in 2004.  In 2004, cash used in investing activities included $1,650,000 used to acquire property, plant and equipment, $1,050,000 used in relation to the purchase of a further 20.56% interest in Sinovac Beijing and $391,000 used in increase of restricted cash.

          Financing activities

          Net cash provided by financing activities was $3,984,000 in 2006 compared to $11,144,000 in 2005. In 2006, net cash provided by our financing activities included proceeds of $882,000 from issuance of common shares, $26,000 proceeds from shares subscribed, $1,765,000 of advances from related parties and $739,000 proceeds from government funding. We paid $570,000 as dividend to minority shareholders in Sinovac Beijing. We also received loan proceeds of $3,758,000 and made loan payments of $2,560,000 in 2006.

          Net cash provided by financing activities was $11,144,000 in 2005 compared to $5,775,000 in 2004. In 2005, net cash provided by our financing activities included proceeds of $5,529,000 from issuance of common shares, $1,424,000 proceeds from shares subscribed, $1,605,000 of advances from related parties and $1,222,000 proceeds from government funding. We paid $379,000 as dividend to minority shareholders in Sinovac Beijing and $401,000 to related parties. We also received loan proceeds of $3,667,000 and made loan payments of $1,523,000 in 2005.

          Net cash provided by financing activities was $5,775,000 in 2004. In 2004, net cash provided by our financing activities included proceeds of $5,288,000 from issuance of common shares, $207,000 proceeds from shares subscribed, $1,688,000 proceeds from government funding. We advanced $1,576,000 to related parties. We also received loan proceeds of $3,268,000 and made loan payments of $3,099,000 in 2004.

          We are a holding company, and we rely on dividends paid by our subsidiaries, Sinovac Beijing and Tangshan Yian, for our cash needs, mainly our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise development funds and employee welfare and bonus funds. These funds also are not distributable as cash dividends. In addition, if Sinovac Beijing or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict Sinovac Beijing’s or Tangshan Yian’s ability, as the case may be, to pay dividends or make other distributions to us.

          The ability of our subsidiary to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.  See “Item 10D. Exchange Controls.”

C.      Research and Development

          See discussions under “—Item 5.A. Research and Development Programs.”

D.      Trend Information

          Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2006 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.       Off-Balance Sheet Arrangements

          We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.       Tabular Disclosure of Contractual Obligations

          The following summarizes our long-term contractual obligations as of December 31, 2006:

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Contractual obligations
Long-Term Debt	$3,838	—	$3,838	—	—
Operating Lease Obligations	3,065	$175	350	$350	$2,190

Total	$6,903	$175	$4,188	$350	$2,190
	=========	========	========	========	========

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

  our ability to develop new vaccines;

  our ability to improve our existing vaccines and lower our production costs;

  our ability to expand our manufacturing facilities to meet need of the growing Chinese market and other geographic markets;

  our ability to acquire new technologies and products;

  uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

  our ability to compete successfully against our competitors;

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

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table sets forth information regarding our directors and executive officers as of June 30, 2006.

Directors and Executive Officers	Age	Position/Title
Weidong Yin	43	President, Chief Executive Officer, Secretary and Director
Xianping Wang	53	Director
Simon Anderson(1)(2)(3)	46	Director
Yuk Lam Lo(1)(2)(3)	59	Director
Chup Hung Mok (1)(2)(3)	50	Director
Jinling Qin	62	Acting Chief Financial Officer
Jiansan Zhang	52	Vice General Manager
Nan Wang	41	Vice General Manager
Changjun Fu	48	Vice General Manager

(1)   Member of the audit committee.
(2)   Member of the corporate governance and nominating committee.
(3)   Member of the compensation committee.

          Mr. Weidong Yin has served as the president, CEO, secretary and a director of our company since September 2003. Mr. Yin is also the general manager of our subsidiary, Sinovac Biotech. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of our Healive vaccine. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D,” “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D.” He obtained his MBA from the National University of Singapore.

          Mr. Xianping Wang has served as a director of our company since March 2006. He has also been the president and CEO of Xinhua China Ltd. since September 2004, which is a company listed on the NASD Over-the-Counter Bulletin Board under the symbol “XHUA”. He has also served as the president of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, and from 1992-1997 he served as the president of Beijing New Fortune Investment Co., Ltd. as well as general manager of Beijing Fuhua Constructions and Development Co., Ltd. Mr. Wang has worked in a diverse range of industries, such as medicine, the health care industry, construction projects, investment consultation and real estate development. Since 1993, he has participated in various real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion, Jinhua Garden and others. Mr. Wang is brother of Lily Wang, a former director and CFO of our company, and Heping Wang, a former director of our company. Mr. Wang has a bachelor’s degree in engineering from the Navy Engineering Institute and a master’s degree in economics from Tsinghua University, China.

          Mr. Simon Anderson has been a director of our company since July 2004. Mr. Anderson is a member of the audit, compensation and corporate governance and nominating committees. Mr. Anderson has been a partner and Vice President of MCSI Consulting Services Inc. since 1996.  From 1994 to 1996, he was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson also serves as a director and/or chief financial officer of three OTC-traded public companies, namely Ikona Gear International, Inc., SHEP Technologies, Inc. and Buffalo Gold Ltd.

          Mr. Yuk Lam Lo has served as a director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. He is currently serving as the vice president of PerkinElmer Life and Analytical Sciences, Pacific Rim, the chairman of the Industry Technology Committee of the Chinese Manufacturers’ Association of Hong Kong and the director of the Chinese Manufacturers’ Association of Hong Kong.  Mr. Lo also served as the chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee, HKSAR, and as chairman of the Biotechnology Committee, Industry & Technology Development Council, HKSAR. He also served the director of the Hong Kong Applied R&D Fund Co., Ltd., HKSAR.  Mr. Lo was also heavily involved in several committees of the Industry Department of the HKSAR Government. Professor Lo has been named an Honorary Fellow by the Hong Kong University of Science and Technology as well as the Honorary Chairman of the City University Committee of Co-operative Education Centre.  Mr. Lo is currently a member of the Advisory Committee of the World Trade Centre Association (Hong Kong), an adjunct professor of the Chinese University of Hong Kong, the special advisor of the Hong Kong University of Science & Technology (HKUST), a committee member of the Biotechnology Research Institute (BRI) of HKUST, and a member of the Advisory Committee of the City University of Hong Kong and the Hong Kong Polytechnic University. In China, Mr. Lo is a consultant to the Economic Bureau, Changchun, a member of the advisory committee of the Shenzhen Municipal Science and Technology Bureau, an honorary consultant of the Beijing Medical University, an honorary professor of Chengdu University of TCM and a visiting professor at Xiamen University, China and at Shanghai Jiao Tong University, China.

          Ms. Chup Hung Mok has served as a director of our company since March 2006. Ms. Mok is a member of the audit, compensation and corporate governance and nominating committees. She is currently the Financial Controller of Zero Spot Laundry Service Private Limited where she is responsible for the financial affairs of that company and also leads the human resource department. Prior to joining Zero Spot Laundry Service Private Limited, Ms. Mok worked for more than 28 years in banking. Mok worked in Bank of China’s Singapore Branch from January 2002 to June 2005. During that period, she led the Internal Audit and Treasury Settlements departments. Ms. Mok was also a member of the bank’s Assets and Liabilities Management Committee, its Prevention of Money Laundering Committee and its Business Continuity Management Committee. Prior to joining the Bank of China, Ms. Mok began her career with Kwangtung Provincial Bank’s Singapore Branch in the retail banking division. From 1992 to 2001, as part of the senior management of the Kwangtung Provincial Bank, she had oversight responsibilities in accounting, treasury settlements, human resource management and credit management functions. Ms. Mok was also responsible for setting up the Kwangtung Provincial Bank’s Treasury Department. In addition, she was a member of Kwangtung Provincial Bank’s Credit Committee and a member of the Prevention of Money Laundering Committee. Ms. Mok holds a Master of Business Administration from the National University of Singapore.

          Ms. Jinling Qin has served as our acting CFO since March 22, 2006. Prior to that date, she had been the Manager of the Finance Department of Sinovac Beijing since January 2001. During 1993 and 2000, Ms. Qin was the Director of the Finance Department of Tangshan Yian. She served as the Director of the Audit Department of the Economics Commission of Tangshan City, Hebei Province during 1988 and 1993. Ms. Qin holds an associate degree in accounting from Hebei Provincial Academy of Machinery and Electronics.

          Mr. Jiansan Zhang has served as the vice general manager of Sinovac Beijing since April 2001 and the deputy general manager of Tangshan Yian since 1998. At Sinovac Beijing, he oversees the production, engineering, research and development and quality assurance departments. At Tangshan Yian, he oversees the P3 Lab. From 1995-1997, Mr. Zhang served as the production manager and the assistant to the general manager of Shenzhen Kangtai Biological Product Co., Ltd. From 1988-1995, he served as the vice general manager of Shenzhen Guangxin Biological Product Co., Ltd. and from 1992-1995, he served as a consultant to Tangshan Yian. Mr. Zhang received his bachelor’s degree in medical treatment from Sun Yat-sen University of Medical Sciences, PRC and an EMBA degree from Tsinghua University, PRC. In 1980, Mr. Zhang completed advanced training courses in management and quality control of biological products in Holland.

          Ms. Nan Wang has served as the vice general manager of Sinovac Beijing since 2001 where she oversees business development and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at China Bioway Biotech Group Co., Ltd. Ms. Wang received her bachelor’s degree in biology from Peking University and her master degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

          Mr. Changjun Fu has served as Sinovac Beijing’s vice general manager since March 2002. Mr. Fu currently oversees the sales and marketing department and business development of Sinovac Beijing. Prior to joining Sinovac Beijing, Mr. Fu was the sales director at Changchun Changsheng Biological Product Co., Ltd. from 1986 to 1997 where he oversaw the marketing of vaccine products, particularly hepatitis vaccines. From 1997 to 2002, Mr. Fu served as the Vice President of Shenzhen Shukang Biological Products Co. Ltd. where he was responsible for the marketing and sales of vaccines and blood products. Mr. Fu received a bachelor’s degree in 1984 from Norman Bethune University of Medical Sciences, PRC.

B.      Compensation of Directors and Executive Officers

          In 2006, the aggregate cash compensation paid to our executive officers, including all the directors, was approximately $146,434. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. For options granted to officers and directors, see “2003 Stock Option Plan.”

          Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. As of December 31, 2006, options to purchase 985,800 common shares are outstanding. The following table summarizes, as of December 31, 2006, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 stock option plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Weidong Yin	321,000	1.31	November 13, 2003	November 12, 2008
Simon Anderson	150,000	3.20	November 4, 2005	November 3, 2010
Jinling Qin	18,000	1.31	November 13, 2003	November 12, 2008
Jiansan Zhang	9,000	1.31	November 13, 2003	November 12, 2008
Nan Wang	14,000	1.31	November 13, 2003	November 12, 2008
Changjun Fu	24,000	1.31	November 13, 2003	November 12, 2008
Other individuals as a group	449,800	From 1.31 to 3.36	November 13, 2003 earliest	November 3, 2010 latest

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
  Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 stock option plan. As of December 31, 2006, options to purchase an aggregate of 985,800 of our common shares were issued and outstanding and an aggregate 1,997,700 common shares have been issued pursuant to options issued under the plan.

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

  declaring dividends and distributions;

  appointing officers and determining the term of office of officers;

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

Committees of the Board of Directors

          Our board of directors established an audit committee, a compensation committee and a corporate governance and nominating committee on April 12, 2006.

Audit Committee

          Our audit committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Ms. Chup Hung Mok, and is chaired by Mr. Simon Anderson, who is a financial expert. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

  reviewing with our independent auditors any audit problems or difficulties and management’s response;

  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  discussing the annual audited financial statements with management and our independent auditors;

  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  annually reviewing and reassessing the adequacy of our audit committee charter;

  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

  meeting separately and periodically with management and our internal and independent auditors; and

  reporting regularly to the full board of directors.

Compensation Committee

          Our compensation committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Ms. Chup Hung Mok, and is chaired by Mr. Yuk Lam Lo. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  approving and overseeing the compensation package for our executive officers;

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

Corporate Governance and Nominating Committee

          Our corporate governance and nominating committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Ms. Chup Hung Mok, and is chaired by Ms. Chup Hung Mok. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

  declaring dividends and distributions;

  appointing officers and determining the term of office of officers;

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

D.       Employees

          As of December 31, 2004, 2005 and 2006, we had 134, 193 and 252 full-time employees. Of our workforce as of December 31, 2006, 60 employees are engaged in research and development and 70 employees are engaged in sales and marketing. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E.       Share Ownership

          The following table sets forth information with respect to the beneficial ownership of our common shares, as of the date of December 31, 2006, the most recent practicable date, by:

  each of our directors and executive officers; and

  each person known to us to own beneficially more than 5% of our common shares.

          The calculations in the table below is based on 40,121,028 common shares outstanding as of December 31, 2006. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned

	Number	%

Directors and Executive Officers:
Weidong Yin	6,446,000	15.27
Simon Anderson	150,000	*
Xianping Wang	500,000	1.25
Jinling Qin	31,400	*
Jiansan Zhang	44,000	*
Nan Wang	57,000	*
Changjun Fu	41,400	*
Principal Shareholders:
Lily Wang	4,287,461	10.69
Sanjay Motwani	2,593,397	6.46

*     Less than 1%.

          As of April 4, 2007, approximately 77.92% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

          In September 2003, we issued 10 million new common shares to Lily Wang in exchange for a 51% equity interest in Sinovac Beijing that Ms. Wang had contracted to buy from certain of Sinovac Beijing’s then four shareholders for cash immediately before the above 51% share transfer. Until December31, 2006, she has disposed, transferred, and gifted total of 5,712,539 Sinovac common shares.

          Based on a Form 13G filed on March 12, 2007, Sanjay Motwani beneficially owned 2,593,397 of our common shares as of March 9, 2007, which representing 6.46% of total shares outstanding as of December 31, 2006.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

          Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”

B.      Related Party Transactions

Transactions with Lily Wang

          Lily Wang, a principal shareholder of our company, was also our former director and chief financial officer from September 2003 to March 2006.

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

          Tangshan Yian was one of the shareholders from whom Ms. Wang contracted to buy the Sinovac Beijing equity interest described above. Ms. Wang agreed to buy from Tangshan Yian a 15.72% equity interest in Sinovac Beijing for a cash consideration of approximately $1.8 million. This 15.72% equity interest was transferred to us directly in our partial acquisition of Sinovac Beijing described above. When we acquired Tangshan Yian as a wholly owned subsidiary in November 2004, its assets included a promissory note from Ms. Wang for the approximately $1.8 million purchase consideration. In October 2004, we and Ms. Wang entered into a pledge and escrow agreement under which Ms. Wang pledged 3 million of her shares in our company to us as collateral for this $1.8 million unpaid purchase consideration. Under the agreement, Ms. Wang will pay by November 15, 2006, the unpaid purchase consideration together with interest thereon at 5% per annum in quarterly installments of $200,000 each.  We have received full repayment from Lily Wang.

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

          The transfer of the 100% equity interest to us was registered and approved by relevant PRC government authorities on October 25, 2004. In October 2004, our $2.2 million promissory note to Mr. Wang was canceled and Mr. Wang’s $2.6 million promissory note was reduced by $2.2 million. Mr. Wang paid the $400,000 balance of the promissory note in November 2004.  Subsequent to 2006 year end, Mr. Wang paid us accrued interests on the $2.6 million promissory note in the amount of $156,468.

          At the time of the above equity interest transfer from Mr. Wang to us, Tangshan Yian owed to China High Tech Investment Co., Ltd. a loan in the principal amount of RMB 9 million that occurred in 2001 and 2002. In 2005, Tangshan Yian agreed to pay China High Tech Investment an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB 1.8 million funding fee, in two equal installments by September 30, 2005 and December 31, 2005, respectively. Tangshan Yian further agreed, if it fails to make either of these two loan installment payments, to pay China High Tech Investment a default penalty at 0.1% of the aggregate outstanding loan balance per day.   As of December 31, 2006, the balance is RMB 4 million principal and RMB 1.8 million accrued interest.  We have fully repaid these amounts in 2007.

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

          On June 22, 2006, we sent a loan repayment letter to Mr. Wang demanding him to immediately pay us in full all outstanding loan amount and its accrued interests to comply with the Sarbanes-Oxley Act.  Subsequent to the 2006 year end, Mr. Wang paid part of outstanding loan related to equity transfer of Tangshan Yian in the amount of $400,000 (equivalent to RMB3,098,240). As of the date of this annual report, Heping Wang still owed us RMB7,701,760. Heping Wang has undertaken to pay the balance in full by May 31, 2007.

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

          We entered into two operating leases with China Bioway Biotech Group Co., Ltd., the current minority shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual lease payment of $175,231. The leases commenced on August 12, 2004 and have a term of 20 years.

          In 2006, the Company paid $13,977 to its directors for consulting services.

          In 2006, the Company paid director fees of $23,055 to a management services company that is 50% owned by a director of the Company.

          The Company entered into a license agreement with a corporation related with China Bioway (a non-controlling interest of Sionvac Beijing) in respect to the trademark used on the Company’s products for nil consideration.  This license agreement is non-exclusive and has been extended to August 20, 2011.

          In 2005, we made a deposit of $433,694 to Beijing Xingchang Dabo Real Estate Development Ltd., a company controlled by Xianping Wang, a director of Sinovac Beijing, in respect of the acquisition of certain land-use rights. We decided not to pursue the acquisition, and the deposit was returned to us in 2006.

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

Legal and Administrative Proceedings

          We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. However, our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act that prohibits an issuer from, among others, extending or maintaining credit to its directors or executive officers. We have extended and maintained some credit to two of our former directors, one of whom was also a former officer.  Lily Wang, our former director and CFO until March 22, 2006, owed us a loan in the amount of approximately $1.8 million as of October 2004 arising from her earlier acquisition in September 2003 of Tangshan Yian’s equity interest in Sinovac Beijing.   As of December 31, 2006, this loan has been fully repaid.  Another former director, Heping Wang, also owed us unpaid capital contribution to Tangshan Yian in the amount of $2.6 million in early 2004, although the full amount of this capital contribution had been settled by November 2004. As of December 31, 2006, Mr. Wang still owed us accrued interests on the $2.6 million promissory note in the amount of $156,468. In addition, Heping Wang, in connection with his transfer of 100% equity interest in Tangshan Yian to us in 2004, agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB 1.8 million funding fee. Heping Wang has yet to repay us RMB 10.8 million.

          We took remedial steps to address the potential violation of the Sarbanes-Oxley Act by issuing a loan repayment letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment by them of all outstanding loan balances including accrued interests.  We have received full repayment of the loan owed by Lily Wang.   Heping Wang also paid accrued interests on the $2.6 million promissory note in the amount of $164,291 and part of outstanding loan related to equity transfer of Tangshan Yian in the amount of $400,000 (equivalent to RMB3,098,240).  As of the date of this annual report, Heping Wang still owed us RMB7,701,760. Heping Wang has undertaken to pay the balance in full by May 31, 2007. For more detailed description of the foregoing transactions, see Section B captioned “Related Party Transactions” of Item 7 of this annual report.

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

ITEM 9.         THE OFFER AND LISTING

A.      Offer and Listing Details

          The table below sets forth, for the periods indicated, the high and low closing prices on the OTC Bulletin Board or the American Stock Exchange for our common shares.  Our common shares commenced trading on the OTC Bulletin Board on February 21, 2003 and then became listed on the American Stock Exchange under the symbol “SVA” on December 8, 2004.

	Sales Price

	High	Low

Annual Highs and Lows
2003 (1).........................................................................................................................................	$1.80	$0.75
2004...........................................................................................................	6.95	1.71
2005...........................................................................................................	7.92	1.65
2006...........................................................................................................	5.28	1.81
Quarterly Highs and Lows
First Quarter 2005.....................................................................................	3.90	2.60
Second Quarter 2005.................................................................................	3.24	1.65
Third Quarter 2005....................................................................................	4.83	2.35
Fourth Quarter 2005..................................................................................	7.92	3.91
First Quarter 2006.....................................................................................	5.28	3.24
Second Quarter 2006.................................................................................	4.97	2.30
Third Quarter 2006....................................................................................	3.12	1.81
Fourth Quarter 2006..................................................................................	3.85	2.30
Monthly Highs and Lows
November 2006.........................................................................................	3.36	2.42
December 2006..........................................................................................	3.12	2.30
January 2007.............................................................................................	2.88	2.25
February 2007...........................................................................................	3.55	2.35
March 2007...............................................................................................	$3.21	$2.69

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

B.      Memorandum and Articles of Association

          We are an Antigua company with limited liability, and our affairs are governed by our articles of incorporation, by-laws and the International Business Corporations Act.  The following are summaries of material provisions of our articles of incorporation, by-laws and the International Business Corporations Act.

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

  the statutory provisions as to the dual majority vote have been met;

  the shareholders have been fairly represented at the meeting in question;

  the arrangement is such that a businessman would reasonably approve; and

  the arrangement is not one that would more properly be sanctioned under some other provision of the International Business Corporation Law.

          When a take-over offer is made and accepted (within four months) by holders of 90.0% of the shares affected, the offer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the High Court of Antigua but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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
  a company acts or proposes to act illegally or ultra vires;

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
  Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

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

United States Federal Income Taxation

          The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

          The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
  banks;

  certain financial institutions;

  insurance companies;

  broker dealers;

  U.S. expatriates;

  traders that elect to mark to market;

  tax-exempt entities;

  persons liable for alternative minimum tax;

  persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

  persons that actually or constructively own 10% or more of our voting stock;

  partnerships or other pass-through entities; or

  persons holding our common shares through partnerships or other pass-through entities.

YOU ARE URGED TO CONSULT YOUR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT AND STATE; LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

          The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          If a partnership is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Taxation of Dividends and Other Distributions on Our Common Shares

          Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of all our distributions to you with respect to our common shares generally will be included in your gross income in the year received as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

          With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, under current low dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the American Stock Exchange, as our common shares are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effect of any change in law after the date of this annual report.

          Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning on or before December 31, 2006. For taxable years beginning after December 31, 2006, dividends distributed by us with respect to our common shares generally would constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules and limitations with respect to foreign tax credits are complicated, and you should consult your tax advisors regarding the availability of foreign tax credits to you in your circumstances.

Taxation of Disposition of Our Common Shares

          Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. Your tax basis in our common shares will generally equal the cost of such shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

          We believe we were not a PFIC for our taxable year ended December 31, 2006, and we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending December 31, 2007 will not be determinable until the close of the current taxable year ending December 31, 2007, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

  at least 75% of its gross income is passive income, or

  at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (and/or cash).

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

          Our financial statements have been prepared in accordance with GAAP.

          We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with GAAP.

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

          Our financial statements are expressed in U.S. dollars but our subsidiaries’ functional currency is Renminbi. The value of our shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

          Interest Rate Risk

          Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 5.97% and 5.79% for the years ended December 31, 2006 and 2005. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $64,982 based on our outstanding indebtedness as of December 31, 2006.

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

ITEM 15.       CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

          As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures are not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

          We have taken a number of remedial actions to remediate such ineffectiveness. First, we have formalized our existing disclosure controls and procedures, which include regular reporting to our CEO Weidong Yin by our finance department, marketing and sales department and research and development department. Second, we recently established a disclosure committee on July 4, 2006 and adopted a disclosure committee charter effective the same day, setting forth the key responsibilities of the committee. Third, we have appointed Helen G. Yang, our international finance manager, as our Disclosure Committee Coordinator to coordinate the activities of the disclosure committee and all aspects of regulatory compliance.

Changes in Internal Controls over Financial Reporting

          During the audit of our financial statements for the fiscal year ended December 31, 2005, we identified the following internal control issues: (1) our failure to timely reconcile our accounts under PRC generally accepted accounting principles to GAAP; (2) our failure to withhold the individual income tax with respect to the employees’ stock option gains; (3) the inappropriate claims by certain of our employees of personal income tax exemptions; (4) our understatement of selling expenses and liabilities; (5) our understatement of sales commissions and liabilities; and (6) our understatement of income tax expenses and tax liabilities. In response, we have corrected these errors and our management initiated a review of our financial and accounting systems and identified material weaknesses in our internal control system over financial reporting related to our lack of personnel with GAAP reporting experience.  We have taken remedial actions with respect to these material weaknesses, such as the recruitment of a senior financial manager who is familiar with GAAP, and also followed the advice of our Chinese tax consultants and made appropriate treatment on individual income tax with respect to the employees’ stock option gains and our employees of personal income tax exemptions.

          We have also retained professional consultants to help us evaluate and improve our internal control over financial reporting.  In June of 2006, we engaged professional consultants to assist us with evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404 of Sarbanes-Oxley Act.   We have completed documentation of internal control that covers 14 activity level control processes and the Committee of Sponsoring Organizations of the Treadway Commission (COSO) level process. We have conducted internal control testings in September and November of 2006, and have or are taking remedial actions with respect to deficiencies identified in the testings.  .

          Except as described above, there is no change in 2006 to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Moore Stephens Ellis Foster Ltd., our principal external auditor, for 2004 and 2005, and by Ernst & Young, our principal external auditor for 2006. We did not pay any tax related or other fees to our auditors during the periods other than as disclosed below.

	2004	2005	2006

Audit Fee (1)	77,800	279,047	344,152
Audit-related Fee(2)	25,950	20,873	Nil
Tax fees(3)	Nil	4,800	Nil
All other fees	Nil	Nil	Nil

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in the Company’s Form 20-Fs or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The services comprising the fees under this category include the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing and requests for rulings or technical advice from taxing authorities; tax planning services and expatriate tax compliance, consultation and planning services.

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

  Consolidated Balance Sheets as of December 31, 2006 and 2005

  Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004

  Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004

  Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

  Notes to the Consolidated Financial Statements

ITEM 19.         EXHIBITS
Exhibit Number	Description of Document

1.1*

Articles of Incorporation and By-laws of the Registrant, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.1*

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 28,000 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2*

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 13,300 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3*

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4*

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5*

Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6*

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7*

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8*

Pledge, Escrow and Promissory Note Agreement between the Registrant and the Registrant and Lily Wang, dated October 12, 2004 (incorporated by reference to Exhibit 10.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 27, 2005)

4.9*

Pledge, Escrow and Indemnity Agreement between the Registrant and Heping Wang, dated October 12, 2004 (incorporated by reference to Exhibit 10.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 27, 2005)

8.1	List of Subsidiaries
11.1*

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

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

                                                                                                    SINOVAC BIOTECH LTD.

                                                                                                    By:  /s/ Weidong Yin
                                                                                                          Name: Weidong Yin
                                                                                                          Title: Chairman and Chief Executive Officer

Date: April 5, 2007

SINOVAC BIOTECH LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Sionvac Biotech Ltd.

We have audited the consolidated balance sheets of Sinovac Biotech Ltd. as at December 31, 2006 and 2005 and the consolidated statements of stockholders’ equity, operations and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and 2005 and the consolidated results of its operations and comprehensive loss and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

As discussed in the Notes to the Consolidated Financial Statements – note 3, Significant Accounting Policies, effective January 1, 2006, the Company adopted the provision of Statements of Financial Accounting Standards No. 123(R), Share Based Payment and No. 151, Inventory Cost – an amendment of ARB No. 43, Chapter 4.

Vancouver, Canada                                                                                /s/ Ernst & Young LLP
February 20, 2007, except for note 21(c) which
is as of March 22, 2007                                                                         Chartered Accountants

MOORE STEPHENS
ELLIS FOSTER LTD.
           CHARTERED ACCOUNTANTS

____________________________________________________________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SINOVAC BIOTECH LTD.

We have audited the consolidated statements of stockholders’ equity, operations and comprehensive loss and cash flows of Sinovac Biotech Ltd. (formerly Met-Force Systems Inc.) (“the Company”) for the year ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its statements of stockholders’ equity, operations and comprehensive loss and cash flows for the year ended December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2, the related consolidated statements of stockholders’ equity, operations and comprehensive loss and cash flows of the Company for the year ended December 31, 2004 have been restated.

Vancouver, Canada                                                           “MOORE STEPHENS ELLIS FOSTER LTD.”
March 11, 2005 except for note 2 which                                              Chartered Accountants
is as of November 18, 2005

__________________________________________________________________________________________

MSEFA partnership of incorporated professionals
              An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
              - members in principal cities throughout the world

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets
December 31, 2006 and 2005
(Expressed in U.S. Dollars)

	2006	2005

ASSETS (note 10)

Current assets
Cash and cash equivalents	$9,248,832	$7,354,451
Restricted cash	24,386	149,391
Accounts receivable – net (note 4)	9,733,721	5,454,249
Inventories (note 5)	2,083,396	837,666
Deposit to a related party for land-use right (note 13g)	-	433,694
Prepaid expenses and deposits (note 13d)	195,591	288,206
Deferred tax assets (note 11)	454,274	-
Due from related parties (note 13a)	-	1,755,997

Total current assets	21,740,200	16,273,654

Property, plant and equipment (note 6)	13,027,095	12,455,971

Deferred tax asset (note 11)	589,427	652,300

Licenses and permits (note 9)	1,652,462	1,917,172

Total assets	$37,009,184	$31,299,097
=====================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable (including current portion of long-term debt of $639,591(2005-nil) (note 10)	$2,660,697	$2,417,779
Accounts payable and accrued liabilities (note 12)	7,372,824	4,782,226
Due to related parties (note 13b)	-	55,826
Dividends payable to minority interest of Sinovac Beijing	919,382	538,221
Deferred research grants	911,374	1,049,583

Total current liabilities	11,864,277	8,843,635

Long-term debt (note 10)	3,837,544	2,663,895

Total liabilities	15,701,821	11,507,530

Minority interest (note 19)	2,062,586	1,768,953

Commitments and contingencies (notes 11, 13d and 20)

STOCKHOLDERS' EQUITY

Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil

Common stock	40,121	39,056
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 40,121,028 (2005 - 39,055,528)
Shares to be issued for services	-	42,750
Subscriptions received	25,938	1,423,710
Additional paid in capital	30,295,726	27,240,563
Accumulated other comprehensive income	645,471	342,981
Dedicated reserves	1,168,529	484,482
Accumulated deficit	(12,931,008)	(11,550,928)

Total stockholders' equity	19,244,777	18,022,614

Total liabilities and stockholders’ equity	$37,009,184	$31,299,097
=====================================================================
The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)

					Accumulated
					Other
			Subscriptions	Additional	compre-	Dedicated	Accumulated	Total
	Common stock		Received	paid in	hensive	reserves	earnings	stockholders’
	Shares	Amount		capital	income		(deficit)	equity

Balance, December 31, 2003 - Restated (note 2)	27,091,033	$27,091	$1,031,959	$5,798,220	$206	$-	$(1,289,108)	$5,568,368

Imputed interest on advances from related parties	-	-	-	1,329	-	-	-	1,329

Stock-based compensation	-	-	-	4,428,032	-	-	-	4,428,032

Common stock issued in connection with
acquisition of Tangshan Yian	3,500,000	3,500	-	1,569,543	-	-	-	1,573,043

Private placement	4,179,200	4,179	(1,031,959)	4,745,821	-	-	-	3,718,041

Exercise of stock options	40,500	41	-	53,014	-	-	-	53,055

Exercise of warrants	991,782	991	-	1,515,432	-	-	-	1,516,423

Stock issued for services	12,500	13	-	40,487	-	-	-	40,500

Subscriptions received (note 15)	-	-	206,950	-	-	-	-	206,950

Other comprehensive income (loss)
- Foreign currency translation	-	-	-	-	(1,819)	-	-	(1,819)

Net loss for the year	-	-	-	-	-	-	(4,666,711)	(4,666,711)

Transfer to dedicated reserves (note 16)	-	-	-	-	-	199,606	(199,606)	-

Balance, December 31, 2004 – Restated (note 2)	35,815,015	$35,815	$206,950	$18,151,878	$(1,613)	$199,606	$(6,155,425)	$12,437,211
======================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)

						Accumulated
						other
			Shares to be		Additional	compre-		Accumulated	Total
	Common stock		issued for	Subscriptions	paid in	hensive	Dedicated	earnings	stockholders’
	Shares	Amount	services	received	capital	income	reserves	(deficit)	equity

Balance, December 31, 2004 – Restated (note 2)	35,815,015	$35,815	$-	$206,950	$18,151,878	$(1,613)	$199,606	$(6,155,425)	$12,437,211

Stock-based compensation	-	-	-	-	3,355,708	-	-	-	3,355,708

Private placement	561,667	562	-	(206,950)	1,516,800	-	-	-	1,310,412

Exercise of stock options	1,345,700	1,346	-	-	1,780,136	-	-	-	1,781,482

Exercise of warrants	1,333,146	1,333	-	-	2,436,041	-	-	-	2,437,374

Shares to be issued subsequent to year-end for services	-	-	42,750	-	-	-	-	-	42,750

Subscriptions received (note 15)	-	-	-	1,423,710	-	-	-	-	1,423,710

Other comprehensive income (loss)
- Foreign currency translation	-	-	-	-	-	344,594	-	-	344,594

Net loss for the year	-	-	-	-	-	-	-	(5,110,627)	(5,110,627)

Transfer to dedicated reserves (note 16)	-	-	-	-	-	-	284,876	(284,876)	-

Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)

						Accumulated
						other
			Shares to be		Additional	compre		Accumulated	Total
	Common stock		issued for	Subscriptions	paid in	hensive	Dedicated	earnings	stockholders’
	Shares	Amount	services	received	capital	income	reserves	(deficit)	equity

Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614

Stock-based compensation	-	-	-	-	707,204	-	-	-	707,204

Exercise of stock options	609,500	609		-	828,355	-	-	-	828,964

Exercise of warrants	441,000	441	-	(1,423,710)	1,476,869	-	-	-	53,600

Shares issued for services	15,000	15	(42,750)	-	42,735	-	-	-	-

Subscriptions received (note 15)	-	-	-	25,938	-	-	-	-	25,938

Other comprehensive income (loss)
- Foreign currency translation	-	-	-	-	-	302,490	-	-	302,490

Net loss for the year	-	-	-	-	-	-	-	(696,033)	(696,033)

Transfer to dedicated reserves (note 16)	-	-	-	-	-	-	684,047	(684,047)	-

Balance, December 31, 2006	40,121,028	40,121	-	25,938	30,295,726	645,471	1,168,529	(12,931,008)	19,244,777
=============================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

	2006	2005	Restated – 2004 Note 2

Sales	$15,354,608	$8,607,948	$6,454,043

Cost of sales – exclusive of depreciation of land-use rights and amortization of licenses and permits of $359,473 (2005 - $333,770; 2004 - $201,785)	4,231,785	2,346,204	1,937,983

Gross profit	11,122,823	6,261,744	4,516,060

Selling, general and administrative expenses (notes 12, 13 and 14)	9,752,783	10,277,620	8,842,596

Research and development expenses – net of $845,122 in government research grants (2005 - $1,167,814; 2004 - $719,220) (note 3m)	324,970	233,994	285,826

Purchased in-process research and development
(notes 2 and 7)	-	232,531	-

Depreciation and amortization	605,262	554,600	333,881

Total operating expenses	10,683,015	11,298,745	9,462,303

Operating income (loss)	439,808	(5,037,001)	(4,946,243)
Interest and financing expenses (notes 10 and 13c)	(319,197)	(228,693)	(369,491)
Interest and other income (note 13c)	285,148	234,864	321,460

Income (loss) before income taxes and
minority interest	405,759	(5,030,830)	(4,994,274)

Income taxes (recovery) (note 11)	100,513	212,111	(767,467)

Income (loss) before minority interest	305,246	(5,242,941)	(4,226,807)

Minority interest share of (earnings) loss	(1,001,279)	132,314	(439,904)

Net loss for the year	$(696,033)	$(5,110,627)	$(4,666,711)
=============================================================================

Cumulative translation adjustment	302,490	344,594	(1,819)

Comprehensive loss	$(393,543)	$(4,766,033)	$(4,668,530)
=============================================================================

Loss per share – basic and diluted	$(0.02)	$(0.14)	$(0.14)
=============================================================================

Weighted average number of shares of
common stock outstanding
- Basic and diluted	38,229,944	36,353,149	32,742,837
=============================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

	2006	2005		2004 Restated -Note 2

Cash flows from (used in) operating activities
Net loss for the year	$(696,033)	$(5,110,627)		$(4,666,711)
Adjustments to reconcile net loss to net cash
used by operating activities:
- deferred income taxes	(391,401)	(8,000)		(860,300)
- stock-based compensation	707,204	3,355,708		4,428,032
- common stock issued or to be issued for services	-	42,750		40,500
- inventory provision for obsolescence and excessive fixed
production overhead and abnormal wasted materials	1,319,704	-		-
- In-process research and development acquired with
acquisition of 20.56% Sinovac Beijing interest	-	232,531		-
- research and development expenditures qualified for
government grants	(845,122)	(1,231,652)		(407,290)
- provision for doubtful accounts	580,900	447,431		373,519
- interest accrued on promissory notes, related parties	-	-		(164,770)
- imputed interest income, net of expense, on advances to related parties	-	(62,300)		1,329
- written-off equipment and loss on disposal	41,511	-		4,775
- depreciation of property, plant and equipment
and amortization of licenses and permits	1,268,145	1,101,526		784,324
- amortization of deferred charge	-	-		114,861
- minority interest	1,001,279	(132,314)		439,904
Change in other assets and liabilities (net effect of
acquisition of subsidiary)
- accounts receivable	(4,595,598)	(3,361,922)		(2,214,266)
- inventories	(2,513,257)	(333,223)		629,591
- prepaid expenses and deposits	99,832	159,639		(425,194)
- accounts payable and accrued liabilities	2,387,546	3,330,340		384,169

Net cash used in operating activities	(1,635,290)	(1,570,113)		(1,537,527)

Cash flows from (used in) financing activities
Loans proceeds	3,758,504	3,667,482		3,268,029
Loans repayment	(2,560,564)	(1,523,227)		(3,098,806)
Proceeds from issuance of common stock	882,565	5,529,268		5,287,519
Proceeds from shares subscribed	25,938	1,423,710		206,950
Dividends paid to minority shareholders of Sinovac Beijing	(570,124)	(379,123)		-
Government grant received	739,172	1,222,494		1,688,188
Advances from related parties	1,765,097	1,605,160		915,089
Advances to related parties	(56,591)	(401,322)		(2,491,496)

Net cash provided by financing activities	3,983,997	11,144,442		5,775,473

Cash flows from (used in) investing activities
Restricted cash	127,159	248,881		(391,481)
Deposit relating to land use rights	438,492	(427,873)		-
Cash acquired in connection with acquisition of Tangshan Yian	-	-	-	42,216
Proceeds from disposal of equipment	5,011	-		-
Acquisition of 20.56% interest in Sinovac Beijing from minority interest	-	(2,260,000)		(1,050,000)
Acquisition of property, plant and equipment	(1,139,980)	(2,443,700)		(1,650,248)

Net cash used in investing activities	(569,318)	(4,882,692)		(3,049,513)

Exchange gain (loss) on cash and equivalents	114,992	57,763		(3,429)

Increase in cash and cash equivalents	1,894,381	4,749,400		1,185,004

Cash and cash equivalents, beginning of year	7,354,451	2,605,051		1,420,047

Cash and cash equivalents, end of year	$9,248,832	$7,354,451		$2,605,051
===================================================================================

Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$258,226	$141,163		$131,379
===================================================================================
Cash paid for income taxes	$416,771	$124,326		$8,896
===================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

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

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd., under the Canadian Business Corporations Act, on May 12, 2004.  Sinovac Canada had no operations since incorporation.

Ownership in Chinese subsidiaries as well as the licenses and permits involves certain inherent risks due to the complexity of the rules in China.  Such ownership could be challenged by Chinese government authorities.  Each of these matters is subject to uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

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

The effect of these adjustments on the Company’s 2004 consolidated results of operations is as follows:

	December 31, 2004
	Restated	Originally Reported
Income taxes	(767,467)	(600,467)
Net loss for the period	(4,666,711)	(4,751,711)
Weighted average number of shares of common stock outstanding	32,742,837	32,742,837
Loss per share	$ (0.14)	$ (0.15)

These adjustments did not have any effect on disclosures in the Company’s consolidated statements of cash flows.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

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

(c)      Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased.

(d)      Restricted Cash

Restricted cash is cash held as collateral for letters of credit issued and is classified based on the expected expiration of such facilities.

(e)      Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

(f)       Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods and work in progress.  Cost of work in progress and finished goods is generally determined on a first-in, first-out basis and includes direct material, direct labour and overheads.  Net realizable value represents the anticipated selling price less estimated costs of completion and distribution.

Effective January 1, 2006, the Company prospectively adopted Statement of Financial Accounting Standards No.151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 requires idle facility costs, abnormal freight, handling costs and amounts of wasted materials (spoilage) be treated as current-period costs.  Under this concept, if the costs associated with the actual level of spoilage or production defects are greater that the costs associated with

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

3.       Significant Accounting Policies (continued)

the range of normal spoilage or defects, the difference is charged to current period expenses rather than being included in inventories.  For the year ended December 31, 2006, the Company charged $902,000 in excessive fixed production overhead and abnormal wasted materials to cost of goods sold.  The effect of the adoption of SFAS 151 on the Company’s consolidated financial statements for the year ended December 31, 2006 is an increase in net loss of $902,000 and a increase in loss per share of $0.02.  The adoption of SFAS 151 had no effect on the Company’s statement of cash flows.

(g)      Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred.  Equipment purchased for specific research and development projects with no alternative uses are expensed.  Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and building	30 years
Land-use rights	term of leases, ranging from 28 to 49 years
Machinery and equipment	8 to 10 years
Motor vehicles	5 years
Office equipment and furniture	5 years
Leasehold improvement	20 years (term of lease)

(h)      Licenses and Permits

The Company capitalizes the purchase cost of vaccines if the vaccine has received a new drug certificate from the Chinese Food and Drug Administration (“SFDA”). If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives which are estimated to be 10 years.  Carrying values of such assets are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted net cash flows expected to be generated by the asset.  If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices.  There were no impairment adjustments to the carrying value of the licenses and permits for the years ended December 31, 2006, 2005 or 2004.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

3.       Significant Accounting Policies (continued)

(i)       Impairment of Long-Lived Assets

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

(j)       Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

(k)      Revenue Recognition

Sales revenue is recognized net of value added tax and when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance of collection of the sales proceeds.  The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. Revenue is recognized upon delivery and a reserve for sales returns is recorded.  The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists.

Shipping and handling fees billed to customers are included in sales.  Costs related to shipping and handling are part of selling, general and administrative expenses in the consolidated statements operations.  In 2006, $198,283（2005 - $118,810; 2004 - $39,633) related to shipping and handling costs was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(l)       Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses.  Advertising costs were $87,288 for the year ended December 31, 2006 (2005 - $12,543; 2004 - $71,399).

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

3.       Significant Accounting Policies (continued)

(m)     Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s statements of operations.

Government research grants to reimburse expenses are taken into income in the period in which the development expenses are recorded and the conditions imposed by the government authorities are fulfilled. Government grants recognized are offset against research and development expenses in the Company’s statement of operations.

(n)      Foreign Currency Transactions

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

(o)      Stock-based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123(R), Share Based Payment, which supersedes the previous accounting under Statement No. 123, or SFAS 123, Accounting for Stock-Based Compensation.  SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments to employees, including grants of stock options.  SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the service period in the statement of operations.  The Company adopted SFAS 123(R) using the modified prospective transition method which recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied.  The modified prospective transition method does not require the restatement of prior periods to reflect the impact of SFAS 123(R).  Since the Company previously accounted for stock-based compensation under the fair value provision of SFAS 123, adoption

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

3.       Significant Accounting Policies (continued)

of SFAS123(R) did not have a significant impact on the company’s financial position or consolidated statement of operations.

(p)     Comprehensive Income

The Company’s comprehensive income consists of net earnings (loss) and foreign currency translation adjustments.

(q)      Earnings (Loss) Per Share

Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period.  The Company has adopted SFAS No. 128, “Earnings per Share”. 1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (note 8).  Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in the future.

(r)      Financial Instruments and Concentration of Credit Risks

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans payable and current portion of long-term debt, accounts payable, dividend payable and due from and to related parties approximate their fair value as they are short-term in nature.  The fair value of long-term debt is based on the discounted value of contractual cash flows and at December 31, 2006, approximates its carrying value.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB.

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and cash equivalents and accounts receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash and cash equivalents with high credit quality financial institutions. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are primarily government agencies.  One customer accounted for 11% of total sales for year ended December 31, 2006.  Two customers accounted for 21% of total sales for the year ended December 31, 2005, and one customer accounted for 21% of total sales for the year ended December 31, 2004. As at December 31, 2006, $4,742,547 (RMB 37,074,865), (2005 - $4,213,075 (RMB34,000,358); 2004 - $2,221,365 (RMB18,392,898)), of cash is denominated in Chinese RMB and is held in China.  To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.  The Company does

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

3.       Significant Accounting Policies (continued)

not require collateral or other security to support financial instruments subject to credit risks.

The Company is subject to interest risk.  Certain of interest-bearing loans are at variable rate based on the bank’s floating lending rate.

(s)      Accounting for Derivative Instruments and Hedging Activities

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

(t)       Recently Adopted Accounting Pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial statements” (“SAB No. 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective as of the end of the Company’s 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The adoption of SAB 108 did not have an impact on the Company’s financial statements.

(u)      Recently Issued Accounting Pronouncements

In July 2006, FASB issued Interpretation No. 48.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Account for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return.  This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact of Interpretation No. 48 on results of operations and financial position.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

3.       Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

(v)      Comparative figures

Certain 2005 and 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

4.       Accounts Receivable

	2006	2005

Trade receivables (note 10)	$ 11,164,547	$ 6,259,424
Allowance for doubtful accounts	(1,445,617)	(830,291)

	9,718,930	5,429,133
Other receivables	14,791	25,116

Total	$ 9,733,721	$ 5,454,249
===========================================================

5.       Inventories

	2006	2005

Raw materials	$ 387,565	$ 210,810
Finished goods	1,209,091	476,770
Work in progress	486,740	150,086

Total	$ 2,083,396	$ 837,666
===========================================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

6.       Property, Plant and Equipment
	2006

	Cost	Accumulated	Net book
		Amortization	Value

Construction in progress	$ 120,176	$ -	$ 120,176
Plant and building	6,388,876	851,618	5,537,258
Land-use rights	1,100,712	113,399	987,313
Machinery and equipment	6,642,520	1,870,545	4,771,975
Motor vehicles	421,856	211,325	210,531
Office equipment and furniture	364,389	211,395	152,994
Leasehold improvement	1,353,187	106,339	1,246,848

Total	$16,391,716	$ 3,364,621	$ 13,027,095
================================================================

	2005

	Cost	Accumulated	Net book
		Amortization	Value

Plant and building	$ 6,073,973	$ 636,760	$ 5,437,213
Land-use rights	1,054,597	83,052	971,545
Machinery and equipment	5,607,426	1,380,906	4,226,520
Motor vehicles	429,923	141,507	288,416
Office equipment and furniture	300,885	159,094	141,791
Leasehold improvement	1,424,996	34,510	1,390,486

Total	$14,891,800	$2,435,829	$12,455,971
================================================================

As at December 31, 2006, land-use rights and plant and building with a net book value of $4,567,000 were pledged as collateral for the outstanding bank loans (note 10).  Depreciation expense for the year ended December 31, 2006 was $927,137 (2005 -$784,008; 2004 - $589,998).

7.       Acquisition of Non-controlling Interest in Sinovac Beijing

On February 4, 2005, the Company acquired a further 20.56% interest in Sinovac Beijing for total cash consideration of $3,310,000, of which $1,050,000 was paid in 2004.  Following this acquisition, the Company owns 71.56% of Sinovac Beijing.

The acquisition has been accounted for by the purchase method. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

7.       Acquisition of Non-controlling Interest in Sinovac Beijing (continued)

Cash and cash equivalents	$ 164,747
Restricted cash	80,489
Accounts receivable, prepayment and deposits	1,001,063
Inventory	132,024
Property, plant and equipment	2,219,801
Licenses and permits	1,221,910
Deferred income tax assets	(39,129)
In-process research and development	232,531
Liabilities	(1,703,436)

Net assets acquired	$ 3,310,000
===================================================

The amount assigned to in-process research and development relating to influenza virus HA vaccine, totalling $232,531, was written off at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

8.       Acquisition of Tangshan Yian

On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a  former director (the “Vendor”) of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note.  The $2,200,000 promissory note was non-interest bearing and payable on or before January 26, 2005.  In connection with the acquisition, the Vendor agreed to assume and pay off a $1 million debt owed by Tangshan Yian on or before January 31, 2006, subsequently extended to September 30, 2006.  Subsequent to December 31, 2006, the Company received $400,000 from this individual and the Company agreed to extend the repayment term to May 31, 2007. 1,500,000 of 3,500,000 shares were placed in escrow and are contingently cancellable if the debt is not paid within the given time frame.  Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of loss per share. The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash and cash equivalents	$ 42,216
Other tangible assets	4,672,712
Property, plant and equipment	1,772,510
Liabilities	(2,877,395)

Net assets acquired	$ 3,610,043
========================================

Tangshan Yian is in the business of research and development, production and sales of certain pharmaceutical products in China.  The operating results of the Tangshan Yian from January 26, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 are included in the consolidated statements of operations.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

9.       Licenses and Permits
	2006	2005

Inactive hepatitis A	$2,702,481	$ 2,603,086
Recombined hepatitis A&B	388,610	366,903

	3,091,091	2,969,989
Less: accumulated amortization	(1,438,629)	(1,052,817)

Total	$1,652,462	$ 1,917,172
===================================================

(a)	In February 2005, the Company acquired a further 20.56% interest in Sinovac Beijing (see note 7) resulting in an increase in the carrying value of licenses and permits of $976,552.

(b)	Amortization expense for the licenses and permits was $341,008 for the year ended December 31, 2006 (2005 - $317,518; 2004 - $194,326).

(c)	The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

2007                                                    $340,000
2008                                                    $340,000
2009                                                    $340,000
2010                                                    $340,000
2011                                                    $300,000

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

(d)	Also see note 1.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

10.     Loans Payable and Long-term Debt
	2006	2005

Bank loan: RMB10,000,000, bearing interest at 5.58% per year, interest is payable quarterly and the principal was repayable on July 6, 2006, secured by land-use rights owned by a corporation controlled by a director of Sinovac Beijing. The loan was repaid in 2006.	$ -	$ 1,239,127
Unsecured employee loans: RMB940,000 bearing interest at 15% due on demand. The loan was repaid in 2006.	-	116,478
Bank loan: RMB10,000,000, bearing interest at 6.12% per year, interest is payable quarterly and the principal is repayable on December 18, 2007. The loan is collateralized by certain equipment and accounts receivable with a minimum carrying value of $2.28 million. As at December 31, 2006, these equipment and accounts receivable have an approximate carrying value of $4.6 million.	1,279,181	-
Loan from China High Tech Investment Co., Ltd.: RMB5,800,000 (including interest of RMB 1,800,000) (2005 – RMB 8,800,000) unsecured. The loan was repaid subsequent to the year end.	741,925	1,062,174
Bank loan: RMB 5,000,000 (current portion of long-term bank loan of RMB 20,000,000), bearing interest at the bank’s floating lending rate, which ranged from 5% to 6.5% in 2006; interest is payable quarterly and the principal is due on August 15, 2007. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,567,000.	639,591	-

Total loans payable and current portion of long-term debt	$ 2,660,697	$ 2,417,779
============================================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

10.     Loans Payable and Long-term Debt (continued)

Bank loan: RMB15,000,000 (long-term portion of RMB20,000,000 million) bearing interest at the bank’s floating lending rate, which ranged from 5% to 6.5% in 2006 and 2005; interest is payable quarterly, and the principal is due on August 15, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,567,000 (RMB31,994,000).

	$ 1,918,772	$ 2,478,253
Bank loan: RMB15,000,000 bearing interest at the bank’s floating lending rate, which ranged from 5% - 6.5% in 2006, interest is payable monthly, the principle is due on August 15, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,567,000.	1,918,772	-
Mortgage payable: RMB1,498,167 bearing interest at 5.04% per year with monthly blended payments of principal and interest of $2,284 and due on May 25, 2014. The mortgage is secured by three apartments included in property, plant and equipment. The mortgage was paid off in March 2006.	-	185,642

Total long-term debt	$ 3,837,544	$ 2,663,895
============================================================

The weighted average effective interest rate was 5.97%, 5.79% and 6.60% for the years ended December 31, 2006, 2005 and 2004, respectively.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

11.     Income Taxes

Sinovac Beijing and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises.  Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year.  The tax holiday had no impact on Tangshan Yian’s operating results as Tangshan Yian was in a tax loss position.  Sinovac Beijing is granted a “New Technology Enterprise” certificate by Chinese government, under which Sinovac Beijing is entitled to a tax holiday.  It was exempt from income taxes for three years until 2003, is subject to a 7.5% corporation income tax rate until 2006 and 15% thereafter until it no longer qualifies as a “New Technology Enterprise”.  The parent company is not subject to income taxes.

The Company has structured its business and operations on an international basis.  The Company's history is that it has also been involved in a number of business combinations and significant financing.  As a result the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company.  The Company will establish an accrual for matters that are probable and can be reasonably estimated.  Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a materially adverse effect on the financial position or results of operations of the Company.

If the tax holiday of Sinovac Beijing described above had not existed, the income tax expenses (net of minority interest) would have been increased by approximately $1,196,847 (RMB9,553,113), $535,541 (RMB4,380,725) and $108,220 (RMB 895,400) for the years ended December 31, 2006, 2005, and 2004 respectively.  Basic and diluted loss per common share would have been approximately $0.05, $0.15 and $0.14 for the years ended December 31, 2006, 2005 and 2004, respectively.

On March 16, 2007, The National People’s Congress of China passed “The Law of the People's Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”).  The Enterprise Income Tax Law will become effective on January 1, 2008.  This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises (“FIEs”) but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%.  Sinovac Beijing is currently enjoying a tax holiday under a “New Technology Enterprise” certificate.  It is likely that Sinovac Beijing will be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law.  However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, the Company will continue to monitor the implementation rules of the grandfathering provisions of the new law.

Income taxes are attributed to the operations in China and consist of:

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

11.       Income Taxes (continued)

	2006	2005	2004

Income taxes
Current	$ 491,914	$ 220,111	$ 92,833
Deferred	(391,401)	(8,000)	(860,300)

Total income taxes	$ 100,513	$ 212,111	$ (767,467)
===================================================================

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2006	2005	2004

Income taxes at the statutory income tax	$ -	$ -	$ -
Loss of the subsidiary (Tangshan Yian) at higher rate in China	(79,521)	(270,502)	(10,609)
Income of the subsidiary (Sinovac Beijing) at higher rate in China	269,360	(43,023)	9,791
Loss of the Company not subject to tax	79,521	270,502	10,609
Deferred income tax separately recognized	(155,008)	(8,000)	(860,300)
Benefit of loss carry forward	-	-	(33,525)
Non-deductible expenses	61,056	281,105	131,131
Valuation allowance on deferred income tax assets (Sinovac Beijing)	86,650	-	-
Future tax rate difference on current timing differences	(161,545)	(17,924)	(17,720)
Others	-	(47)	3,156

Income taxes	$ 100,513	$ 212,111	$ (767,467)
===================================================================

The tax effects of temporary differences that give rise to the Company’s deferred tax assets (liabilities) are as follow:

	2006	2005

Tax losses carried forward	$ 544,104	$ 455,000
Excess of tax cost over net book value of certain long-lived assets	1,130,351	652,300
Less: valuation allowance	(630,754)	(455,000)

Total deferred tax asset	1,043,701	652,300
Less: current portion	454,274	-

Total deferred tax asset-long term	$ 589,427	$ 652,300
===========================================================

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by Tangshan Yian

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

11.     Income Taxes (continued)

have not been recorded in the financial statements, as realization of this potential tax benefit is uncertain. Sinovac Beijing did not have tax losses carry forward.

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

With the history of four years taxable income in Sinovac Beijing, the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to timing differences in respect of long lived assets  and certain of current assets should be reversed.  Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of timing differences. If taxable income from operations is not sufficient, the Company will employ tax planning strategies that relate to the realization of gains on land use rights at the time that those assets are no longer required.

Based on these factors, the Company concluded that a valuation allowance in respect of above mentioned temporary timing differences was not required at December 31, 2006. The valuation allowance relating to losses carried forward of Tangshan Yian is still required as realization of this element of the potential tax benefit is still uncertain.

12.     Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2006 and 2005 consisted of the following:

	2006	2005

Trade payable	$ 655,387	$ 696,535
Machinery and equipment payable	102,560	114,000
Accrued expenses	2,124,308	673,633
Value added tax payable	232,304	188,648
Income tax payable	271,705	188,929
Other tax payable	55,127	27,835
Withholding personal income tax (see below)	2,008,131	1,455,000
Bonus and benefit payables	1,182,192	566,121
Other payables	741,110	871,525

Total	$ 7,372,824	$ 4,782,226
==========================================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

12.     Accounts Payable and Accrued Liabilities (continued)

Employees of the Company have exercised stock options and incurred a tax liability as a result. The Company believes that it is liable to withhold income taxes on stock option exercises and has accrued a current liability and the related interest charge of $272,000 and $1,455,000 for 2006 and 2005, respectively. These amounts have been charged to selling, general and administrative expenses.

13.     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)      Due from related parties consist of the following:

	2006	2005

Due from Shenzhen Bio-Port Co., Ltd. (“Shenzhen Co.”), a former non-controlling shareholder of Sinovac Beijing, bearing interest at the prevailing lending rates in China, which ranged from 5% to 6% in 2005, and due on demand. The amount was received in 2006.	$ -	$ 822,649
Promissory note from a former director, including accrued interest of $84,348 as of December 31, 2005 (see below)	-	933,348

Total	$ -	$ 1,755,997
================================================================

The promissory note from a former director of the Company with the principal amount of $1,849,000 was due on September 24, 2004.  On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement (“Escrow Agreement”) with this director to extend the repayment date.  Pursuant to the Escrow Agreement, the promissory note was to be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006.  The note bears interest at 5% per year. This former director placed 3,000,000 shares of the company in escrow as security for amounts owing under the Escrow Agreement.

Amounts due from directors represent personal loans to executives that are unlawful under Section 402 of the Sarbanes-Oxley Act of 2002.  It is uncertain what the consequences are due to this violation.  The Company received full payment from the former director in respect of the promissory note and the related interest owed by this individual to the Company in 2006 (above).  Subsequent to the year end, the Company received $164,291 representing the accrued interest owed by a former director of the Company relating to the $2.6

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

13.     Related Party Transactions (continued)

million promissory note issued in connection with acquisition of Tangshan Yian (note 13 e) .

(b)	Amounts due to related parties are unsecured, do not bear interest, are due on demand, and consist of the following:

	2006	2005

Due to Beijing Xinfu, a corporation controlled by a director of Sinovac Beijing	$ -	$ 5,611
Due to a director	-	50,215

Total	$ -	$ 55,826
=======================================================

(c)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2006	2005	2004

Interest income earned on the advances to related parties	$ 70,174	$ 95,763	$ 285,850
Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing (see (d) below)	$ 161,056	$ 170,988	$ 42,261
Interest expense incurred on the advances from related parties (including interest imputed at the rate of 5% per year on the interest-free advances received):	$ -	$ -	$ 186,845

(d)	In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for an annual lease payments totaling $175,231 (RMB1,398, 680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits as at December 31, 2006, is $78,134 (RMB 610,809) (2005 - $219,774 (RMB1,773,620)), representing the lease deposit made to this related party.

(e)	In 2004, a promissory note owed by a former director of the Company to Tangshan Yian approximating $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him. As of December 31, 2005, $156,468 representing the interest owing on the $2.6 million promissory note remained unpaid and has no stated term of repayment. The management

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

13.     Related Party Transactions (continued)

chose to conservatively value the amount owing and set up a 100% provision in 2005. (also see note 13a and 21a).

(f)	In 2006, the Company paid $13,977 to its directors for consulting services (2005 - $72,000; 2004 - $72,000) and $5,000 (2005 – nil; 2004 - $36,000) to an individual related to a director of Sinovac Beijing, respectively, relating to management consulting services.

(g)	In 2005, the Company made a deposit of $433,694 to a company controlled by a director of Sinovac Beijing in respect of land-use right. As at December 31, 2005, the Company decided not to pursue the acquisition, and the deposit was refunded to the Company.

(h)	In 2006, the Company paid director fees of $23,055 (2005- $25,944; 2004 - $nil) to a management services company that is 50% owned by a director of the Company.

(i)	The Company entered into a license agreement with a corporation related with China Bioway (a non-controlling interest of Sionvac Beijing) in respect to the trademark used on the Company’s products for nil consideration. This license agreement is non-exclusive and will expire on August 20, 2011.

14.     Stock Options

(a) Stock Option Plan

The board of directors has approved a stock option plan (the “Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock.  The Plan expires on November 1, 2023.  A maximum of 5,000,000 common stocks have been reserved under the plan.  Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.   The Plan is administered by the board of directors.

In April 2004, 2,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $4.55 per share, being the market price at the time of the grant.  These options vest from April 14, 2004 to July 14, 2006 and expire on April 13, 2009.   In June 2005, the Company cancelled these 2,000,000 stock options.

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

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

14.     Stock Options (continued)

In May 2005, the Company granted 28,000 stock options to a consultant in connection with investor relation services to be rendered, with an exercise price of $2.40 per share, being the market price at the time of the grant.  These options vested on August 1, 2005 and expire on July 31, 2010.

In November 2005, the Company granted 280,000 stock options to certain directors with an exercise price of $3.20 per share, lower than the market price at the time of the grant.  These options vest from November 4, 2005 to March 4, 2007 and expire on November 4, 2010.

In September 2006, the Company granted 100,000 options to certain directors with an exercise price of $2.64, being the market price at the time of grant. These options vest in installments from September 14, 2007 to January 14, 2009 and expire on September 14, 2011.

In December 2006, the Company granted 15,000 options to certain employees with an exercise price of $2.69, being the market price the time of grant. These options vest in installments from December 19, 2007 to March 19, 2010 and expire on December 19, 2011.

(b) Valuation Assumptions

The following assumptions were used in determining stock – based compensation costs under the Black-Scholes option pricing model:

	2006	2005	2004

Expected volatility	75.97%	59.9%	74.0%
Risk-free interest rate	4.74%	4.51%	3.44%
Expected life (years)	3.0	5.0	5.0
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options granted	$1.39	$ 2.93	$ 2.85

The expected volatility related to 2006 grants is based on company’s historical stock prices. Prior to 2006, computation of expected volatility was based on comparable companies historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour.  The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

14.     Stock Options (continued)

(c)  Stock Options Activity

		Weighted	Aggregate
		Average	Intrinsic
	Number	Exercise Price	Value

Options outstanding at December 31, 2003	3,000,000	$1.31
Granted	2,004,500	4.55
Forfeited	(4,500)	(1.31)
Canceled	(500)	(1.31)
Exercised	(40,500)	(1.31)

Options outstanding at December 31, 2004	4,959,000	2.62

Granted	368,000	3.01
Forfeited	(110,000)	(1.31)
Canceled	(2,000,000)	(4.55)
Exercised	(1,345,700)	(1.31)
Options outstanding at December 31, 2005	1,871,300	1.64

Granted	115,000	2.64
Forfeited and canceled	(391,000)	(1.80)
Exercised	(609,500)	(1.36)

Options outstanding and vested or expected to vest at December 31, 2006	985,800	$ 1.87	$ 453,468
==============================================================
Exercisable as at December 31, 2006	816,800	$ 1.69	$ 522,240
==============================================================

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$1.01 - $2.00	641,000	1.92	$ 1.31	641,000	$ 1.31
$2.00 - $3.00	163,000	4.09	$ 2.57	30,000	$ 2.40
$3.01 - $4.00	181,800	3.82	$ 3.20	145,800	$ 3.20

	985,800		$ 1.87	816,800	$ 1.69
==========================================				====================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

14.     Stock Options (continued)

The Company charged $707,204, $3,355,708 and $4,428,032 of stock-based compensation relating to selling, general and administrative expenses in 2006, 2005 and 2004, respectively. Stock based compensation expense is charged to the operation over the vesting period of the options using the straight-line amortization method.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money.  The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $1,226,550, $3,311,572 and $76,545, for 2006, 2005 and 2004, respectively, determined at each of respective year end.

As at December 31, 2006, there was approximately $260,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  This cost is expected to be recognized over a period of 39 months. The estimated fair value of stock options vested during 2006, 2005 and 2004 was $810,031, $1,081,045 and $1,072,914 respectively.

15.     Common Stock

(a)      Share Capital

In January 2005, the Company completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000. Of this amount, $206,950 had been received by December 31, 2004. Each unit consisted of one share of common stock of the Company and one share purchase warrant. The Company issued 39,333 warrants and 1,970 warrants as finders' fees for the two private placements respectively. The Company also paid finders' fees in cash totalling $168,200. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

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

The Company is able to exercise the call provision when (i) the closing price of each of 10  consecutive trading days exceeds $4.99 per share; and (ii) the daily trading volume of the common stock exceeds 50,000 shares for each of the corresponding trading days.

In 2005, the Company issued 1,333,146 shares of common stock on the exercise of share purchase warrants with exercise prices ranging from $1.50 to $3.00 per share for the total proceeds of $2,437,374.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

15.     Common Stock (continued)

In 2005, the Company issued 1,345,700 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $3.36, yielding total proceeds of $1,781,482.

In 2006, the Company issued 441,000 shares of common stock on the exercise of share purchase warrants with exercise prices of $3.35 per share for the total proceeds of $1,477,310, of which $1,423,710 had been received by December 31, 2005.

In 2006, the Company issued 609,500 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $2.40 per share for the total proceeds of $828,965. In addition, the Company received cash proceeds of $25,938 on the exercise of stock options, for which the shares were not issued until subsequent to the year-end.

(b)      Share Purchase Warrants

Number of warrants	Exercise price	Expiry date

29,263	$4.00	January 5, 2007, subject to a call provision in favour of the Company, see note 15a(i)
71,970	$4.00	October 15, 2006, subject to a call provision in favour of the Company, see note 15a(ii)

101,233
=======================================================

Subsequent to December 31, 2006, total of 101,233 warrants were not exercised and expired.

(c)      Stock issued for services

In 2005, the Company agreed to issue 15,000 shares of common stock to a consulting firm for investor relations services rendered at a value of $42,750. The shares were issued in 2006.

In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services rendered at a value of $40,500.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

16.     Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve.  The dedicated reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with the Chinese GAAP until the reserve is equal to 50% of Sionvac Beijing’s registered capital and recorded as a component of stockholders’ equity.  The dedicated reserves are not distributable other than upon liquidation.

For the year ended December 31, 2006, Sinovac Beijing appropriated 10% (2005 and 2004 – 10%) and 5% (2005 – 5%; 2004 – 10%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of their boards of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund.  For the year ended December 31, 2006, the board of directors of Sinovac Beijing approved $228,016 (RMB1,782,513) (2005 - $96,689 (RMB780,300); 2004 - $49,901 (RMB413,183)) for contribution to such fund which shall be utilized for collective staff benefits such as building of staff quarters or housing.  The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2006, so no appropriations to the dedicated reserves and staff welfare and bonus fund were made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements.  As of December 31, 2006, dividends payable of $919,382 (2005 - $538,221), represent the minority interest in the share of dividends declared by Sinovac Beijing.

In addition to the above reserves accrual, transferring the profit from the Chinese subsidiaries to the countries outside of China also requires the Company and certain shareholders to comply with the certain administrative rules governed by the relevant Chinese government authorities.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

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

	2006	2005

Assets
North America	$ 4,542,454	$ 3,134,299
China	32,466,730	28,164,798

Total	$ 37,009,184	$ 31,299,097
========================================================

The Company’s revenues by products are as follows:

	2006	2005	2004

Sales
Inactive hepatitis A vaccines	$14,878,194	$8,227,885	$6,454,043
Recombined hepatitis A&B vaccines	230,810	380,063	-
Influenza vaccines	245,604	-	-

Total	$15,354,608	$8,607,948	$6,454,043
===============================================================

18.     Non Cash Transactions

(a)	In January 2004, the Company issued 3,500,000 shares of common stock and $2,200,000 promissory note for the acquisition of Tangshan Yian (note 8). The $2,200,000 promissory note was settled in 2004 by offsetting the amount owed by this related party.

(b)	In 2005, the Company agreed to issue 15,000 restricted shares of common stocks to a consulting firm for investor relations services at a value of $42,750 (note 15c). The shares were issued in 2006.

(c)	In 2004, the Company issued 12,500 shares of common stock to a consulting firm for financial consulting services provided to the Company (note 15c).

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in U.S. Dollars)

19.     Minority Interest

Minority interest represents the interest of minority shareholders in Sinovac Beijing based on their proportionate interest in the equity of that company adjusted for their proportionate share of income or losses from operations.  The minority interest was 49% for the period January 1, 2004 through February 3, 2005 and 28.44% for the period February 4, 2005 through December 31, 2005 and fiscal year 2006.

20.     Collaboration Agreement

The Company has entered into a Development Collaboration Agreement (the“Agreement”) with the China Center for Disease Control and Prevention (the “China CDC”) to co-develop Pandemic Influenza vaccine (the “Vaccine”).  Pursuant to the Agreement, both parties agreed to be responsible for certain specified expenditures associated with the Vaccine development and to jointly apply for government research and development grants.  Pursuant to the same Agreement, the Company will be the applicant for and the owner of the future New Drug Certificate, production license and any patent or know-how in connection with the Vaccine.  In return, the Company agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after the Company gains profits from the sale of the Vaccine.  As at December 31, 2006, the research and development of the Vaccine is still in process.

21.     Subsequent Events

(a)	Subsequent to the year end, the Company received the accrued interest payment of $164,291 from a former director in connection with the 2.6 million promissory note related to acquisition of Tangshang Yian (note 13 e).

(b)	Subsequent to the year end, the Company released the 3,000,000 shares which were in escrow (note 13 a) to a former director after receiving the full payment in accordance with the Escrow Agreement.

(c)	See notes 8,10 and 11.