Form 20-F
period 2007-12-31
SINOVAC BIOTECH LTD
filed 2008-03-31
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

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

Helen G. Yang

Manager of International Business Development

No.39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China

Tel: +86-10-6296-3661

Fax: +86-10-6296-6910

E-mail: yangg@sinovac.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

40,305,028 ordinary shares as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“common shares” are to our common shares, par value $0.001 per share;

•	“GAAP” refers to general accepted accounting principles in the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Sinovac,” “we,” “us,” “our company” and “our” are to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Sinovac Beijing” are to Sinovac Biotech Co., Ltd., our majority-owned subsidiary incorporated in China; and

•	“Tangshan Yian” are to Tangshan Yian Biological Engineering Co., Ltd., our wholly owned subsidiary in China.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our future financial performance and projected expenditures;

•	our ability to enter into future collaborations with pharmaceutical, biopharmaceutical and biotechnology companies and academic institutions or to obtain funding from government agencies;

•	our product research and development activities, including the timing and progress of our clinical trials and projected expenditures;

•	our ability to receive regulatory approvals to develop and commercialize our products;

•	our ability to increase our manufacturing capabilities for our products;

•	our projected markets and growth in markets;

•	our staffing needs; and

•	our plans for sales and marketing.

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

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended December 31, 2005, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statement of operations data for the fiscal years ended December 31, 2003 and 2004 and consolidated balance sheet data as of December 31, 2003, 2004, 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share and per share data)
Statement of operations data
Sales	$2,839	$6,454	$8,608	$15,354	$33,541
Cost of sales	1,086	1,938	2,346	4,231	6,502

Gross profit	1,753	4,516	6,262	11,123	27,039
Operating expenses:
Selling, general and administrative expenses	1,749	8,843	10,278	9,753	11,958
Research and development expenses	262	286	234	325	965
Purchased in process research and development	381	—	233	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	271	334	555	605	641

Total operating expenses	2,663	9,463	11,299	10,683	13,564
Operating income (loss)	(910)	(4,946)	(5,037)	440	13,475
Interest and financing expenses	(269)	(369)	(229)	(319)	(478)
Interest and other income	41	321	235	285	190
Income (loss) before income taxes and minority interest	(1,138)	(4,994)	(5,031)	406	13,187
Income taxes (recovery)	—	(767)	212	101	1,974
Minority interest share of (earnings) loss	266	(440)	132	1,001	(3,563)
Net earnings (loss) for the year	(872)	(4,667)	(5,111)	(696)	7,650

Earnings (loss) per share—basic and diluted	(0.04)	(0.14)	(0.14)	(0.02)	0.19

Weighted average number of common shares outstanding —basic	20,081,796	32,742,837	36,353,149	38,229,944	40,254,192

—diluted	20,081,796	32,742,837	36,353,149	38,229,944	40,637,876

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Balance sheet data
Cash and cash equivalents	$1,420	$2,605	$7,354	$9,249	$17,071
Restricted cash	—	391	149	24	1
Total assets	13,784	22,420	31,299	37,009	57,448
Short-term loans	752	2,605	2,418	2,661	6,836
Total current liabilities	3,407	6,656	8,844	11,864	24,445
Long-term debts	604	202	2,664	3,838	1,367
Minority interest	4,205	3,125	1,769	2,062	2,898
Total stockholders’ equity	$5,568	$12,437	$18,023	$19,245	$30,004

Exchange Rate Information

We publish our financial statements in U.S. dollars. Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars in the following manner.

The assets and liabilities of our PRC subsidiaries, Sinovac Beijing and Tangshan Yian, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date of RMB7.3141 to $1.00. Revenue and expenses are translated at an average exchange rate of RMB7.6172 to $1.00. Gains and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Company

We have a history of net losses and although we recently became profitable, we may be in loss position again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception, and although we first became profitable for the six months ended June 30, 2007 and stayed profitable for the year ended December 31, 2007, we cannot assure you that we will remain profitable. We incurred net losses of $5.0 million and $0.7 million in 2005 and 2006 and we recorded a profit of $7.7 million in 2007. As of December 31, 2007, we had an accumulated deficit of $7.1 million. Our losses have resulted principally from our selling, general and administrative expenses, including our share-based compensation. We expect to incur additional losses in the future if our sales do not increase or if our expenses grow. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets, shareholders’ equity and cash flow. We cannot assure you that we will ever become profitable, or, even if we become profitable, that we would be able to sustain or increase our profitability.

We will need additional capital to expand the production capacity for our existing products, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We will need to raise additional funds from the capital markets to finance expenditures for equipment, to acquire intellectual property asset acquisitions, to expand the production capacity for our existing products, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2007, we had approximately $17,071,497 in cash and cash equivalents. Although we believe we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

•	proceed with the research and development of other vaccine products, including clinical trials of new products;

•	develop or acquire other product candidates or technologies;

•	establish and expand manufacturing capabilities;

•	commercialize our products, including the marketing and distribution of new and existing products;

•	protect our intellectual property;

•	seek and obtain regulatory approvals; and

•	finance general and administrative and research activities that are not related to specific products under development.

In the past, we funded most of our research and development and other expenditures through government grants and working capital. We intend to raise additional funds in the near future because our current operating and capital resources may be insufficient to meet future requirements.

If we continue to raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders, because the shares may be sold at a time when the market price is low, and because shares issued in equity financing transactions will normally be sold at a discount to the current market price. Any equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems, including materially negative developments relating to, among other things, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory issues in our industry, the Chinese market generally or general economic conditions, could interfere with our ability to raise additional funds or materially adversely affect the terms upon which such funding is available.

If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, we have also received research grants from the PRC government to finance the development of our vaccine products. We may not receive additional grants in the future.

We do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed, competitors could develop products sooner than we do, and we could be forced to relinquish rights to technologies, products or potential products.

We currently have limited revenue sources. A reduction in revenues of Healive would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. 96% of our sales in 2005, 97% of our sales in 2006 and 85% of our sales in 2007 were attributable to Healive. Revenue from sales of Healive was $8.3 million, $14.8 million and $28.6 million in 2005, 2006 and 2007, respectively. We only began marketing and selling our new product Bilive in 2005, but, to date, sales of this new product have been limited and we do not expect such sales to accelerate for some time, if at all. In addition, because Bilive is a combination hepatitis A and B vaccine, and Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect sales of Healive to continue to comprise a substantial portion of our revenues in the near future. Since Healive and Bilive compete with each other to a certain degree, this could reduce our revenues and margins, and increase pricing pressure on these products could also adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

Our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.

We had extended and maintained some credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and CFO until March 22, 2006, was indebted to us in the amount of approximately $1.8 million as of October 2004. This indebtedness arose from Ms. Wang’s agreement in September 2003 to acquire Tangshan Yian’s equity interest in Sinovac Beijing. This loan was fully repaid as of November 2006. Another former director, Heping Wang, became indebted to us in early 2004 in the amount of $2.6 million as a result of an unpaid capital contribution owed by Mr. Wang to Tangshan Yian. The debt was partly off set by a US2.2 million payment from us for the transfer of ownership of Tangshan Yian. Mr. Wang ended up with a loan of $400,000, which was paid in full in November 2004. In addition, in connection with his agreement to transfer a 100% equity interest in Tangshan Yian to us in 2004, Mr. Wang agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB10.8 million comprising the RMB9 million principal amount of the loan and a RMB1.8 million funding fee. In July 2007, we received full repayment of Mr. Wang’s outstanding obligations to us and released from escrow 1.5 million shares in our company pledged by Mr. Wang as collateral for his obligations.

We took remedial steps to address the potential violation of the Sarbanes-Oxley Act by issuing a letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment of all outstanding loan balances including accrued interests. We have since received full repayment of the amounts owed by Lily Wang and Heping Wang. Section 402 of the U.S. Sarbanes-Oxley Act of 2002 prohibits public U.S. companies, including us, from extending or maintaining personal loans to its directors or executive officers. The arrangements with Ms. Wang and Mr. Wang may have violated this prohibition. The potential violation of the Section 402 may cause governmental authorities, such as the U.S. Securities and Exchange Commission, or SEC, or other U.S. authorities, to impose certain criminal, civil, and administrative sanctions or penalties upon us. Similarly, private parties may also bring civil litigations against us for such violations.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. The management assessment requirement will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2007, and the auditor attestation requirement will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2009. In an effort to comply with the requirements by the effective date for compliance, we are evaluating our internal control system and documentation and will, if necessary, remediate any shortcomings we identify. We have hired a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and senior management.

We found a significant deficiency in computing deferred income tax assets and liabilities, and income tax recovery as of December 31, 2007. We have taken actions to remediate this deficiency by adding a review process by tax consultants on complicated tax issues. Although management concludes that the internal control is effective for the period ended December 31, 2007, we cannot be certain that the effectiveness of internal control can be maintained in the future. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Our failure to achieve and maintain effective internal control over financial reporting could result in loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the American Stock Exchange, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences to us.

We have previously failed to comply with the continued listing requirements of the American Stock Exchange and we cannot assure you that we will comply with those requirements in the future. For example, until April 2006, we were not in full compliance with the American Stock Exchange corporate governance deadlines requiring maintenance of an independent board of directors with a majority of independent directors, establishment of a compensation committee, corporate governance and nominating committee and adoption of a code of ethics. In addition, the American Stock Exchange requires we hold shareholder meetings annually. We convened a meeting of our shareholders in August 2007 but had to cancel the meeting because we could not form the necessary quorum. We have applied to the American Stock Exchange to extend to April 30, 2008 the deadline for holding our 2007 shareholders’ meeting, but we cannot assure you that we can form the quorum for any reconvened meeting by the extended deadline. If we are unable to comply with these or other exchange requirements at some time in the future, the American Stock Exchange could de-list our shares from trading on that exchange. If our common shares were to be de-listed by the American Stock Exchange, we might be unable to list our common shares with another stock exchange. In that event, trading of our common shares might be limited to the over-the-counter market.

De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all. In addition, de-listing by the American Stock Exchange might negatively impact our reputation and, as a consequence, our business.

If we are unable to successfully compete in the highly competitive biopharmaceutical industry, our business could be harmed.

We operate in a highly competitive environment, and we expect the competition to increase further in the future. Our competitors include large pharmaceutical and biotechnology companies and academic research institutions, both within and outside China. Many of these competitors have greater resources than us. New competitors may also enter into the markets in which we currently compete. Accordingly, even if we are successful in launching a product, we may not be able to outperform a competing product for any number of reasons, including:

•	the possibility that the competitor may have launched its product first;

•	the competitor may have greater access to certain raw materials;

•	the competitor may have more efficient manufacturing processes;

•	the competitor may have greater marketing capabilities; or

•	the competitive product may have therapeutic or other advantages.

The technologies applied by our competitors and us are rapidly evolving, and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors in hepatitis A vaccines, hepatitis A and B vaccines and influenza vaccines, please see “Item 4. Information on the Company—B. Business overview—Competition.”

We may not be able to capture market share in China’s growing “inactive” vaccine market, which could adversely affect our ability to increase our revenues.

Effective January 1, 2006, liquid formulations of attenuated hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by the NICPBP. As a result, the use of inactive vaccines in China was increased considerably and the increase is expected to continue over the next several years. We believe that Western pharmaceutical companies should benefit from this growing market for inactive vaccines since they manufacture the majority of inactive vaccines worldwide. Western pharmaceutical companies should also benefit because inactive vaccines are more expensive to manufacture and they typically have more financial resources than Chinese pharmaceutical companies. Even though our market share increased to 33% in 2007, going forward, we may not be able to compete with Western pharmaceutical companies to further penetrate the inactive vaccine market, which could adversely affect our ability to grow our revenues.

We may not be able to capture market share in the government-funded hepatitis A vaccine market, which could adversely affect our revenues, and if we do capture market share in this market, we may need to sell our hepatitis A vaccine at low cost, which could adversely affect our gross margin.

In a government working report presented in March 2007 at the Fifth Session of the Tenth National People’s Congress, Wen Jiebao, China’s Premier, indicated that the PRC government will expand its immunization program and purchase vaccines to prevent 15 different infectious diseases, including hepatitis A. We expect the program to increase the overall size of the hepatitis A vaccine market in China. However, we may not be able to capture market share in the government-funded hepatitis A vaccine market because domestic suppliers of non-liquid, live attenuated hepatitis A vaccine may be able to supply this market at a lower cost and with higher quantities of vaccine than we can. If we are unable to capture market share in the government-funded hepatitis A vaccine market, our sales volume may decrease and our revenues could be adversely affected. Moreover, if we do successfully capture market share in the government-funded hepatitis A vaccine market, we may need to sell our vaccines at a lower price than we do in the private market. Any reduction in the average selling price of our hepatitis A vaccines could adversely affect our gross margin.

If end-users, such as hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even where our vaccines obtain regulatory approval for commercialization, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products is established, hospitals and physicians may elect not to recommend these products for a variety of reasons, including the reimbursement policies of government and third-party payors. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

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

We are devoting significant resources to research and develop a new vaccine for pandemic influenza. Our pandemic influenza vaccine candidate has completed phase II clinical trials.

Even if our vaccine for pandemic influenza obtains regulatory approval, by that time the threat of a pandemic influenza outbreak may be reduced, or government health organizations may have adequate stockpiles of pandemic influenza vaccine or have adopted other technologies or strategies to prevent or limit outbreaks. For example, we invested substantial resources to develop a SARS vaccine, but the SARS epidemic subsided before we could complete clinical or regulatory development.

Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year, and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. You should expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results.

If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.

While we use raw materials and other supplies that are generally available from multiple commercial sources, certain raw materials that we use to cultivate our influenza vaccines, such as embryonated eggs, are in short supply or difficult for suppliers to produce in accordance with our specifications. If the third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

In addition, if we fail to secure long-term supply relationship for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term supply agreement for hepatitis B vaccine we use for Bilive production. We source the hepatitis B vaccine we use for Bilive production entirely from Beijing Temple of Heaven Biological Products Co., Ltd. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B vaccine to be used in our Bilive production exclusively from Beijing Temple of Heaven for 10 years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B vaccine supply relationship. However, this agreement is silent on whether Beijing Temple of Heaven is obligated to furnish us with hepatitis B vaccine for 10 years.

From time to time, concerns are raised with respect to potential contamination of biological materials that are supplied to us. These concerns can further tighten market conditions for materials that may be in short supply or available from limited sources. Moreover, regulatory approvals to market our products may be conditioned upon obtaining certain materials from specified sources. Any efforts to substitute material from an alternate source may be delayed by pending regulatory approval of such alternate source. Although we work to mitigate the risks associated with relying on sole suppliers, there is a possibility that material shortages could impact product development and production.

We are controlled by a small number of existing shareholders and their affiliated entities and their interests may not be aligned with the interests of our other shareholders.

Our directors and executive officers and their affiliates collectively control approximately 26.45 % of our outstanding common shares as of January 28, 2008. These shareholders, if they act together, will be able to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The concentration of ownership of these shareholders may act to entrench our board of directors and management and may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders may also have the power to prevent or cause a change in control. In addition, these shareholders could divert business opportunities from us to themselves or others.

The interests of the existing minority shareholder in our Sinovac Beijing subsidiary may diverge from our own and this may adversely affect our ability to manage Sinovac Beijing.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we directly own a 71.56% interest and China Bioway Biotech Group Co., Ltd., or China Bioway, an affiliate of Peking University, owns a 28.44% interest. China Bioway’s interests may not be aligned with our interests at all times. If our interests diverge, China Bioway may exercise its right under PRC laws to protect its own interest, which may be adverse to us. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Sinovac Beijing) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. China Bioway appoints one of the five directors of Sinovac Beijing’s board. Accordingly, China Bioway has the ability to block any action that requires unanimous board approval. Further, should we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, China Bioway has a right of first refusal to purchase our interest under China’s joint venture regulations.

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

To date, China Bioway has been cooperative with us in handling matters with respect to the business of Sinovac Beijing. We cannot assure you, however, that China Bioway will continue to act in a cooperative manner in the future.

Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian were enterprises owning state-owned assets, or EOSAs. Their failures to comply with PRC legal requirements in asset or share transfers could, under certain circumstances, result in such transfers being invalidated by government authorities. If this occurs, we could lose our ownership of intellectual property rights that are vital to our business as well as our equity ownership in Sinovac Beijing and Tangshan Yian.

Sinovac Beijing is currently owned 71.56% by us and 28.44% by China Bioway. Tangshan Yian is wholly owned by us. Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., China Bioway, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder) were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Beginning after 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Our acquisitions of intellectual property rights and some equity interests were subject to these requirements. The technologies related to hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred by Tangshan Yian to us.

Tangshan Yian failed to file with government authorities the appraisal of the hepatitis A vaccine technology that it transferred in 2001 to Sinovac Beijing as Tangshan Yian’s capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian also failed to:

•

obtain the appraisal of the hepatitis A and B vaccine technology that it transferred for no consideration to Beijing Keding Investment Co., Ltd., or Beijing Keding, in 2002 (Beijing Keding subsequently transferred the technology to Sinovac Beijing as Beijing Keding’s capital contribution to Sinovac Beijing) and to file such appraisal with government authorities; and

•	obtain the appraisal of the influenza vaccine technology that it transferred to Sinovac Beijing in 2004 and to file such appraisal with government authorities.

These failures subject us to the risk of losing ownership or control of these vaccine technologies.

In addition, before we acquired our 71.56% equity interest in Sinovac Beijing and 100% equity interest in Tangshan Yian, both companies had undergone multiple changes in their shareholders and these shareholders’ shareholdings. Some of the EOSA shareholders of Sinovac Beijing and Tangshan Yian, including China Bioway and Tangshan Medicine Biotech Co., Ltd., have sold, transferred or assigned their respective equity interests in Sinovac Beijing and Tangshan Yian without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interests in Sinovac Beijing and Tangshan Yian.

PRC government authorities may take court actions to invalidate the transfers of the assets or equity investments discussed above for non-compliance with applicable appraisal, filing, approval and designated marketplace requirements. We cannot guarantee that government authorities will not take such legal actions or that such legal actions, if commenced, will not be successful. If these transfers are invalidated, we would lose title to these assets and investments. Because we depend on these technologies and because Sinovac Beijing and Tangshan Yian constitute all of our operations, our loss of these technologies or equity interests in Sinovac Beijing and/or Tangshan Yian would materially and adversely affect our business operations and financial condition.

The landlord that leases us our three buildings in Beijing has not yet obtained ownership certificates for the buildings. If PRC government authorities or third-parties challenge or invalidate the landlord’s ownership of the buildings, our Anflu and filling and packaging operations would be materially and adversely affected.

In August 2004, we signed two 20-year leases in Beijing with China Bioway Biotech Group Co., Ltd., pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park. We house our Anflu manufacturing and research and development center in these buildings. In June 2007, we signed another 20-year lease in Beijing with China Bioway Biotech Group., Ltd., in order to expand Sinovac Beijing’s production plant in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. China Bioway has yet to obtain building ownership certificates for the three buildings. Under the three leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates.

China Bioway also pledged its land use certificate relating to these three leases to a commercial lender in October 2002 for 5 years. China Bioway has guaranteed to us in writing that we have all the legal rights and privileges to use the three buildings as agreed to in the three leases and that it will indemnify us for any losses or damages that could be incurred if our rights and privileges to use such buildings are impeded or hampered by the commercial lender. We cannot guarantee that China Bioway will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third-parties will not challenge or invalidate China Bioway’s ownership even if it does obtain such ownership certificates. If that happens, we may need to vacate our existing facilities and build alternative facilities, causing material and adverse disruptions to our business operations. China Bioway obtained the approval certificate for the design of the leased buildings. It will take several months or longer for the ownership certificate to be issued according to related process within China regulatory agency.

We became a public company through our acquisition of a public shell company, where we were the accounting acquirer and assumed all known and unknown potential liabilities of our predecessor entity.

In September 2003, we engaged in a share exchange with Net-Force Systems Inc., or Net-Force. This transaction was accounted for as a reverse merger in which Sinovac Biotech Co., Ltd. was deemed the accounting acquirer and Net-Force, which was originally incorporated in 1999, was the legal acquirer. Although we disposed of all the assets and liabilities of Net-Force to a company controlled by its then president and CEO, we cannot guarantee that we will not be liable for any liabilities related to the conduct by Net-Force of its business prior to its acquisition by us.

We could be subject to costly and time-consuming product liability actions. We carry limited insurance coverage.

We manufacture vaccines that are injected into vaccinees to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of the design of these products, unanticipated health consequences or side effects, or misuse or mishandling by third parties, of such products, or because of faulty or contaminated supplies, they could injure the vaccinees and as a result subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Even a meritless or unsuccessful product liability claim could be time consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We currently do not carry product liability insurance for Bilive or Anflu. Although we carry regular product liability insurance for Healive, we cannot be certain that we will be able to maintain adequate product liability insurance at a reasonable cost. In addition, we have no clinical trial liability insurance for our clinical trials because such coverage is not available in mainland China. Any insurance coverage we do have may not be sufficient to satisfy liability resulting from product liability claims. A successful product liability claim or series of claims could have a material adverse impact on our business, financial condition and results of operations.

We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.

We are a small company with 305 full-time employees as of December 31, 2007, and we depend to a great extent on principal members of our management and scientific staff. If we lose the services of any key personnel, in particular Mr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US holders of our common shares.

Based in part on our estimates of the value of our assets, as determined based on the price of our common shares and the expected price of our common shares, we do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2008 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets including, among others, goodwill and equity investments in less than 25%-owned entities, which may change from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our common shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person held our common shares, certain adverse U.S. federal income tax consequences would apply to such U.S. person.

For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Government Regulation

We can only sell products that have received regulatory approval. Many factors affect our ability to obtain such approvals.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming and expensive processes. The process of obtaining required regulatory approvals from the China State Food and Drug Administration, or China SFDA, and other regulatory authorities often takes many years to complete and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half and four and a half years, respectively, to develop and obtain regulatory approval to commercialize Bilive and Anflu.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the time frames currently anticipated by us. We could encounter difficulties in enrolling vaccinees for trials or encounter setbacks during the conduct of trials that result in delays or trial cancellation. Data obtained from preclinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional government regulation from future legislation, administrative action or changes in China SFDA policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage of testing. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future.

The process of obtaining regulatory approvals is also lengthy, expensive and uncertain for products that have been developed by others but which we market and sell in China. For example, LG Life Sciences Ltd. granted us a five-year exclusive license to market and distribute its hepatitis B vaccine in mainland China, subject to our ability to obtain the required regulatory approvals for this product by February 2009. Under the agreement with LG Life Sciences, we have a limited period of time to obtain the required approvals before LG Life Sciences may terminate the agreement. It is likely to take several years or more to obtain the regulatory approvals necessary for us to be able to market and distribute LG Life Sciences’ hepatitis B vaccine in mainland China, if we are able to obtain such regulatory approvals at all.

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

Outside the PRC, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the China SFDA approval process described above and may include additional risks.

If we are unable to enroll sufficient vaccinees and identify clinical investigators to complete our clinical trials, our development programs such as pandemic influenza vaccine could be delayed or terminated.

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

A setback in any of our clinical trials could adversely affect our stock price.

In January 2008, we completed phase II clinical trials of a vaccine against the H5N1 strain of pandemic influenza in collaboration with the China Center for Disease Control and Prevention, or China CDC. The preliminary results of the phase II clinical trial reached the EMEA evaluation standards for seasonal flu vaccines, which is an indication of good immunogenicity of the vaccine. We have filed the phase II clinical trial report with the China SFDA. We are also developing a vaccine to protect against Japanese encephalitis. Setbacks in any phase of the clinical development of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares.

We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

We set goals for and make public statements regarding our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our currently anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of our shares could decline.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

After we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions and clinical investigators to enroll qualified vaccinees and conduct our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over the clinical trial process. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, including meeting expected deadlines, our efforts to obtain regulatory approvals for and commercialize our vaccine candidates may be delayed or prevented.

Because the medical conditions our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing, resumed price controls and additional regulations.

In response to a pandemic or the perceived risk of a pandemic, governments in China and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza or SARS may subject our manufacturing locations to seizure by the PRC government. The PRC government may also require that we grant compulsory licenses to allow competitors to manufacture products that are protected by our patents or may resume its price control over vaccines although such control has recently been lifted in China.

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

If we fail to comply with applicable regulatory requirements at any stage during the regulatory process, including following any product approval, we may be subject to sanctions, including:

•	fines;

•	product recalls or seizure;

•	injunctions;

•	refusal of regulatory agencies to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; and

•	criminal prosecution.

We deal with hazardous materials that may cause injury to others. These materials are regulated by environmental laws that may impose significant costs and restrictions on our business.

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Prevention and Control of Water Pollution Law and PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Environment Protection Bureau on our hepatitis A vaccine production line, we can not assure you that we will continue to pass similar environmental examinations in the future. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

Risks Related to Our Intellectual Property

Our hepatitis and influenza vaccine technology is not patented. If we are unable to protect our technologies from competitors with patents or other forms of intellectual property protection, our business may be harmed.

Our success depends, in part, on our ability to protect our proprietary technologies. We try to protect the technology that we consider important to our business by filing PRC patent applications and relying on trade secret and pharmaceutical regulatory protection.

We have no patent protection for our hepatitis or influenza vaccines. We have one issued patent and three patent applications pending in the PRC relating to our SARS vaccine technology. The process of seeking patent protection in China can be lengthy and expensive, and we cannot assure you that our pending patent applications, or any patent applications we may make in the future in respect of other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We cannot assure you that our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, do not have and will not develop, products that compete directly with our products despite our intellectual property rights.

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditures of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

The market exclusivity period upon which we depended for certain of our products has expired.

We have traditionally relied on market exclusivity under Chinese law for our vaccines products such as Healive and Bilive. However, the market exclusivity period for Healive and Bilive expired on December 7, 2007 and January 6, 2008, respectively.

Assuming regulatory approvals are obtained, our ability to successfully commercialize certain drugs may depend on the availability of market exclusivity under PRC law, which provides protections for certain new products. Under the PRC’s former Regulation on the Protection of New Pharmaceuticals and Technology Transfer, new drugs were afforded exclusivity protection of six, eight or twelve years, depending on the category of the drug in question. During the protection period, the China SFDA will not accept third parties’ applications for manufacturing the drug under protection.

After China joined the WTO in 2001, the PRC government amended and implemented many laws and regulations in the area of pharmaceuticals. Currently, the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law and the Administration of Registration of Pharmaceutical Procedures are the primary laws and regulations governing the exclusive protection regime for new drugs.

The Implementing Regulations on Pharmaceutical Administration Law provide that the China SFDA may establish a monitoring period for up to five years for certain new drugs to monitor the safety of these products. During the monitoring period, the China SFDA will not accept third parties’ applications for manufacturing or importing the same drug. The China SFDA’s regulations provide that the monitoring period shall be three, four or five years. According to the Administration of Registration of Pharmaceutical Procedures promulgated by the China SFDA in 2007, in case there is more than one application for the same new drug pending, after the issuance of the first production license afforded with a monitoring period, the other co-pending applications should be rejected unless a clinical trial application has been approved.

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

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Patent applications are maintained in secrecy until their publication 18 months after the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. China, similar to many other countries, adopts the first-to-file system under which the first party to file a patent application (instead of the first to invent the subject invention) may be awarded a patent. Even after reasonable investigation we may not know with certainty whether we have infringed upon a third party’s patent because such third party may have filed a patent application without our knowledge while we are still developing that product. If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a competitor’s patent;

•

a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially reasonable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

•	we may have to reformulate our product so that it does not infringe upon others’ patent rights, which may not be possible or could be very expensive and time-consuming.

If any of these events occurs, our business will suffer and the market price of our common shares could decline.

The success of our business may depend on licensing vaccine components from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to manage effectively the resulting relationships. For example, we believe our exclusive right to distribute the hepatitis B vaccine for LG Life Sciences, or LGLS, in the PRC is important to our success. We cannot assure you that LGLS will not terminate its relationship with us, or enter into relationships with third-party competitor of ours in the future. We also consider important to our business the continuous and stable supply of hepatitis B vaccines from Beijing Temple of Heaven Biological Products Co., Ltd. for our production of Bilive, our contemplated collaboration with LGLS in marketing and distributing our vaccine products in Korea and other countries, our cooperation with China CDC in pandemic influenza research and market exploration in Mexico with Glovax C.V.

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

Third parties may terminate our licensing and other strategic arrangements if we do not perform as required under these arrangements. Generally, we expect that agreements for rights to develop technologies will require us to exercise diligence in bringing product candidates to market and may require us to make milestone and royalty payments that, in some instances, could be substantial. Our failure to exercise the required diligence or make any required milestone or royalty payments could result in the termination of the relevant license agreement, which could have a material adverse effect on us and our operations. In addition, these third parties may also breach or terminate their agreements with us or otherwise fail to conduct their activities in connection with our relationships in a timely manner. If we or our partners terminate or breach any of our licenses or relationships, we may:

•	lose our rights to develop and market our product candidates;

•	lose patent and/or trade secret protection for our product candidates;

•	experience significant delays in the development or commercialization of our product candidates;

•	not be able to obtain any other licenses on acceptable terms, if at all; and

•	incur liability for damages.

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

We work with scientific advisors and academic collaborators who assist us in our research and development efforts. Almost all of our preclinical and research programs are heavily reliant upon such collaborators, and we generally benefit considerably from the resources, technology and experience these collaborations can provide. These scientists are not, however, our employees and may have other commitments that limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose the services of these scientists and institutions. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our new vaccines development process and lower our efficiency in new products development. In addition, although our scientific advisors and academic collaborators generally sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known which would compromise our competitive advantage.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in hospitals spending less, which in turn could reduce demand for our products.

Moreover, the political relationship among foreign countries and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our product export and international collaborations. This could lead to a decline in our profitability in the future.

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

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on dividends paid by our majority-owned subsidiary, Sinovac Beijing, and wholly owned subsidiary, Tangshan Yian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends. In addition, if Sinovac Beijing or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

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

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if we finance our PRC subsidiaries by means of foreign currency from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce and registered with the SAFE. Further, such loans must be registered with the SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has continued to strengthen against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. As we import certain production equipment from Europe and the United States, fluctuations in the value of the Renminbi against the Euro and the dollar may increase our cost of production. In addition, as we rely entirely on dividends paid to us by our subsidiaries Sinovac Beijing and Tangshan Yian, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares in foreign currency terms. For example, to the extent that we need to convert US dollars into Renminbi for our operations, appreciation of the Renminbi against the US dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into US dollars for the purpose of making dividend payments on our common shares or for other business purposes, appreciation of the US dollar against the Renminbi would reduce the US dollar amount available to us.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

The PRC government provides various incentives to foreign-invested companies, including Sinovac Beijing and Tangshan Yian, in order to encourage development of investment by foreigners. Such incentives include reduced tax rates and other measures. Under the PRC tax laws effective prior to January 1, 2008, domestically-owned companies typically were subject to an enterprise income tax rate of 33%. Currently, Sinovac Beijing is subject to a 15% enterprise income tax rate. Tangshan Yian is subject to a reduced enterprise income tax rate of 24%. Any change in the preferential tax rates or tax holidays currently enjoyed by our subsidiaries will reduce our after-tax profit. On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, and the implementation rules of such new enterprise income tax law were promulgated by the State Council of China on December 6, 2007. Under the new enterprise income tax law and its implementation rules, foreign invested enterprises, or FIEs, such as our subsidiaries, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law and its implementation rules became effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax rates or tax holidays before March 16, 2007 will (i) in the case of preferential tax rates, gradually increase to the 25% rate for a period of 5 years, or (ii) in the case of tax holidays continue to enjoy them until the expiration of such term. There can be no assurance that any of our subsidiaries will continue to be entitled to any preferential tax rates or tax holidays after the transition period expires.

The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda. As a foreign legal person, dividends derived from our business operations in the PRC are currently not subject to income tax under PRC law. However, we cannot assure you that such dividends will continue to be exempt from PRC enterprise income tax. Under the newly enacted PRC Enterprise Income Tax Law promulgated by the Fifth Meeting of the Tenth National People’s Congress on March 16, 2007 and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from our subsidiaries, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this prospectus, Antigua and Barbuda has not entered into any such tax treaties with the PRC.

In addition, the newly enacted PRC Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. Under the newly enacted Implementation Rules of the PRC Enterprises Income Tax Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. Substantially all members of our management are located in the PRC. As substantially all members of our management continue to be located in the PRC after January 1, 2008, the effective date of the newly enacted PRC Enterprise Income Tax Law and its implementation rules, we may be deemed a PRC tax resident enterprise and therefore subject to an enterprise income tax rate of 25% on our worldwide income, although the dividends that we receive from our PRC subsidiaries may be exempt from PRC withholding tax if we are recognized as a PRC tax resident.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect our financial position.

SAFE issued a public notice in October 2005, or the SAFE Notice 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, or an offshore special purpose company, for the purposes of overseas capital raising with assets or equities of PRC companies. In addition, the PRC resident who is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company, in the event of any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over the assets located in China or other material changes in share capital. If any PRC shareholder fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability to our PRC beneficial owners or our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions.

SAFE Notice 75 applies retroactively to PRC residents who have established or controlled an offshore special purpose company that made onshore investments in the PRC prior to the issuance of the SAFE Notice 75.

In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational procedures for SAFE registration under SAFE Notice No. 75. This guidance standardized more specific and stringent supervision on registrations relating to SAFE Notice No. 75. Mr. Weidong Yin, our chairman of the board of directors, chief executive officer and president, out of our current beneficial owners who are PRC residents has made the required SAFE registration with respect to his investments in our company and Mr. Heping Wang has made the SAFE registration only in Beijing. The failure of Mr. Heping Wang to make the registration in the city of Tangshan and the failure of our other beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to the SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect our business.

As it is uncertain how the SAFE Notice 75 will be interpreted or implemented, we cannot predict how and to what extent it will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends, re-investments of profits and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC company with equity interests or assets, we or the owners of such company, as the case may be, may not be able to complete the necessary approvals, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities.

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC company in cash or in kind, and “total investment” refers to the amount of a company’s registered capital plus all external borrowings by such company. The amounts of a PRC company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing, must be approved by its minority shareholder, China Bioway, as well.

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

Because we are incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and a majority of our directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights.

We are incorporated in Antigua and Barbuda. Our corporate affairs are governed by our articles of incorporation and by-laws and by the International Business Corporation Act and common law of Antigua and Barbuda. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the International Business Corporation Act and common law of Antigua and Barbuda. The common law of Antigua and Barbuda is derived in part from comparatively limited judicial precedent in Antigua and Barbuda as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda. The rights of our shareholders and the fiduciary responsibilities of our directors under Antigua and Barbuda law are not as clearly established as they would be under statutes or judicial precedents in the United States. Among other things, Antigua and Barbuda has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Further, Antigua and Barbuda’s body of securities law, and the experience of its courts in addressing corporate and securities law issues of a type often experienced by public companies, is likely less developed than that of some of the other jurisdictions where publicly traded China-based companies are incorporated, such as the Cayman Islands.

It may be difficult or impossible for you to bring an action against us or our directors or officers in Antigua and Barbuda or to enforce or protect your rights under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to enforce a judgment against our assets or the assets of our directors and officers under the laws of Antigua and Barbuda. There is doubt as to whether Antigua and Barbuda courts would enforce judgments of United States courts obtained in actions against us or our directors or officers that are predicated upon the civil liability provisions of the Securities Act, or in original actions brought against us or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Antigua and Barbuda providing for such enforcement, and there are grounds upon which Antigua and Barbuda courts may not enforce judgments of United States courts. In addition, Antigua and Barbuda corporations may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or Antigua and Barbuda that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a US or Antigua and Barbuda court.

As a result of all of the above, as well as the fact that substantially all of our property, assets and operations are located in China and all of our directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder interests through actions against us or our management, directors or major shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a limited liability corporation incorporated in Antigua, West Indies, and operate under the International Business Corporations Act. Our principle office is at No. 39, Shangdi Xi Rd, Haidian District, Beijing, PRC 100085 and our telephone number is +86-10-6296-3661.

We are a holding company and conduct our business in China through our 71.56% majority-owned subsidiary, Sinovac Beijing, and our wholly owned subsidiary, Tangshan Yian. Sinovac Beijing was incorporated on April 28, 2001 and Tangshan Yian was incorporated on February 9, 1993.

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued 10 million new shares to Lily Wang, one of our current principal shareholders, to acquire a 51% equity interest in

Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from these shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to these shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.56% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

In January 2004, we entered into a share purchase agreement with Heping Wang and issued him 3.5 million of our common shares and a promissory note in the amount of $2.2 million to acquire from him a 100% equity interest in Tangshan Yian. Mr. Wang had contracted to purchase these shares from Tangshan Yian’s then two shareholders immediately before the above 100% share transfer. However, this 100% equity interest in Tangshan Yian was transferred to us directly from these shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Heping Wang was responsible for paying the cash to the two shareholders. The transfer of the Tangshan Yian equity interest by Mr. Wang to us was registered and approved by PRC government authorities in November 2004.

For additional information regarding our principal capital expenditures, see Item 4.D of this annual report, “Property, Plants and Equipment.”

We file annual reports and other information with the Securities and Exchange Commission (“SEC”). These materials can be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC’s Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet website is www.sec.gov.

Our Internet website is www.sinovac.com. We make available free of charge on our website our annual reports on Form 20-F, our semi-annual reports on Form 6-K and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

B. Business Overview

We are a fully integrated, profitable China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the production of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine.

•

Healive. In May 2002, we obtained final PRC regulatory approval for the production of Healive. Healive is the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact with someone carrying the virus, by consuming contaminated food prepared by someone with the disease or by drinking water that has been contaminated by hepatitis A. According to WHO, as no specific treatment exists for Hepatitis A, prevention is most effective approach against the disease and Hepatitis A vaccination provides preexposure protection from HAV infection, which is highly recommended by WHO. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose). Our current manufacturing capacity for Healive is 10 million doses per year.

•

Bilive. In June 2005, we obtained final PRC regulatory approval for the production of Bilive. Bilive is the first and currently the only combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. We began selling this vaccine in July 2005. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. It is preventable with safe and effective vaccines that have been available since 1982. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at high risk of death from cirrhosis of the liver or liver cancer.

•

Anflu. In October 2005, we received final PRC regulatory approval to produce our Anflu vaccine against influenza. We began marketing Anflu in January 2006. The primary influenza vaccine used worldwide is the split virus vaccine, which contains virus particles disrupted by detergent treatment. Our Anflu vaccine is an inactivated split influenza vaccine formulated from three split inactivated virus solutions. Anflu is produced with the virus strains recommended by the WHO each year.

We sold approximately 1.3 million, 2.6 million and 5.1 million doses of Healive, respectively, in 2005, 2006 and 2007. We sold approximately 40,000, 55,000 and 12,000 doses of Bilive, respectively, in 2005, 2006 and 2007. We sold approximately 77,000 and 1.59 million doses of Anflu, respectively, in 2006 and 2007.

Our pipeline consists of vaccine candidates in the pre-clinical and clinical development phases in China, including vaccines for the H5N1 strain of pandemic influenza virus that are in Phase I and Phase II clinical trials, a vaccine for the Japanese encephalitis virus currently in pre-clinical development and a vaccine for the SARS virus that has completed a Phase I clinical trial.

•

Pandemic Influenza. The H5N1 virus, is an influenza virus that is highly contagious and deadly to birds, and can and has infected humans with deadly results. Since 2003, a growing number of human infections have been reported in various parts of Asia, including China. While there is no confirmed evidence of human-to-human transmission, suspected cases were identified in Indonesia in May 2005. It is feared that if the H5N1 influenza virus undergoes either a genetic alteration or recombination with a human influenza virus, a new subtype could emerge which could be both highly contagious and highly lethal in humans. Such a subtype could potentially cause a global influenza pandemic. WHO has led global efforts to develop a viable vaccine against the H5N1 virus and has been providing the H5N1 bird influenza virus strain at no cost to vaccine manufacturers around the world, including us. We began a Phase 1 clinical trial for the pandemic influenza vaccine in December 2005. We completed this trial of a H5N1 vaccine in June 2006 after we took blood samples from volunteers to test for antibody growth and analyze the immunogenicity of the vaccine. The results of the trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by the Committee for Proprietary Medicinal Products of the European Union. In November 2007, we announced the completion of a Phase II clinical trial of Panflu, which is a whole viron inactivated human-use vaccine against the H5N1 strain of influenza virus that we jointly developed with the China CDC. In addition to Panflu, we also announced the completion of Phase I and Phase II clinical trials for a split viron vaccine against the H5N1 strain of influenza virus. No serious adverse events occurred in our clinical trials of Panflu or the split viron vaccine.

•

Japanese Encephalitis. The JE virus is a mosquito-borne virus that can infect the central nervous system in human beings and animals. We are in the pre-clinical stages of development for a new and potentially safer inactivated JE vaccine. We believe our production technology can increase manufacturing yield, simplify operations and stabilize cultivation conditions, all of which facilitate large-scale automated production.

•

SARS. The SARS epidemic claimed 774 lives worldwide in 2003. We believe we were the first company to complete a Phase I clinical trial of an inactivated SARS vaccine, which demonstrated no serious adverse reactions. We completed our Phase I clinical trial in December 2004. Phase II and Phase III trials will need to be carried out before the vaccine can be sold commercially. As the SARS epidemic has subsided, we currently are not proceeding with further clinical trials. However, should another outbreak occur in the future, we believe we can rapidly initiate Phase II and III trials.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Set forth below is a table that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Stage
		Pre- clinical	Phase I	Phase II	Phase III	On sale
Healive	Hepatitis A					—
Bilive	Hepatitis A & B					—
Anflu	Influenza					—
Pandemic Influenza Vaccine	Pandemic Influenza Virus			—
Japanese Encephalitis Vaccine	Japanese Encephalitis	—

Healive

Healive is the first inactivated hepatitis A vaccine developed, produced and marketed in China. It is administered intramuscularly and is available in a 1.0 ml dose for adults and a 0.5 ml dose for children. Healive took approximately 10 years to develop and was granted a New Drug Certificate by the China SFDA in 1999. We began marketing and sales of Healive in May 2002. Our current manufacturing capacity for hepatitis A vaccines is 10 million doses per year. In 2005, 2006 and 2007, we sold approximately 1.3 million, 2.6 million and 5.1 million doses of Healive that amounted to approximately $8.3 million, $14.8 million and $28.56 million in revenues, respectively. In 2007, there were approximately 23.9 million doses of hepatitis A vaccine released by the China SFDA, among which 7.7 million doses were Healive, representing approximately 33% of the total released. Approximately 85% of the hepatitis A vaccines sold in China until December 2005 were attenuated vaccines, with only 15% of hepatitis A vaccines sold in China of the inactivated type. Effective on January 1, 2006, liquid formulations of attenuated hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by the NICPBP. We have experienced a significant increase in demand for Healive since 2006 partly due to this change in the law.

In a government working report presented in March 2007 at the Fifth Session of the Tenth National People’s Congress, Wen Jiebao, China’s Premier, indicated that the PRC government will expand its immunization program and purchase vaccines to prevent 15 different infectious diseases, including hepatitis A. The PRC government also announced plans to increase funding for its vaccination program to RMB 2.8 billion. These policies provide us with significant opportunities to increase our sales and market share.

Since the launch of Healive, we estimate over 10 million doses have been sold.

Bilive

Bilive is a combined vaccine formulated by purified inactivated hepatitis A virus antigen, available from Healive, and the recombinant yeast-derived hepatitis B surface antigen. Bilive is used to prevent infection from hepatitis A and hepatitis B. Bilive is available in different doses for use in both adults and children. 1.0ml dose is for non-immune adults and adolescents 16 years of age and older. 0.5ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. We produce the hepatitis A antigens used to produce Bilive internally while we source the hepatitis B antigens from Beijing Temple of Heaven Biological Products Co., Ltd.

Bilive is the first, and currently the only combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive took approximately 5 years to develop and was granted a New Drug Certificate by the China SFDA in January 2005. In June 2005, the China SFDA granted us its approval for the production of Bilive. We began marketing and sales of Bilive in July 2005. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. In addition, Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Accordingly, we do not expect to generate more sales from Bilive than Healive. We sold approximately 12,000 doses of Bilive in 2007.

Anflu

The split virus vaccine, containing virus particles disrupted by detergent treatment, is the primary type of influenza vaccine used worldwide. Our Anflu vaccine is an inactivated split influenza vaccine formulated from three split inactivated virus solutions. Anflu is standardized annually according to the virus strains recommended by WHO for the current year. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. In 2007, we sold approximately 1.59 million doses of Anflu, compared to 77,000 doses in 2006.

Our development of the influenza vaccine is closely related to our development of a vaccine against pandemic influenza (separately discussed below). Many governments in the world encourage and incentivize vaccine manufacturers to develop influenza vaccines and build influenza vaccine production lines, because these manufacturing facilities can be easily converted for the production of pandemic influenza vaccines should an outbreak of pandemic influenza occur. In 2006, the Chinese government approved a RMB20 million grant for the expansion of our flu vaccine production capacity. We received the grant in 2007.

We filed our new drug application with the China SFDA in June 2004. We received the New Drug Certificate for Anflu from the China SFDA on February 25, 2005. Our Anflu production line is located in Beijing. We received Anflu GMP certificate in October 2005, which enables us to manufacture Anflu for the 2006-2007 influenza season.

Our Product Pipeline

Pandemic influenza vaccine

The H5N1 virus is an influenza virus that is highly contagious and deadly to birds and may cause a human influenza pandemic in the future. H5N1 virus does not usually infect people, but infections in humans with these viruses can and have occurred. Most of these cases have resulted from people having direct or close contact with H5N1-infected poultry or H5N1-contaminated surfaces. Since 2003, a growing number of human H5N1 cases have been reported in many countries including China. More than half of the people infected with the H5N1 virus have died. There is a significant concern that H5N1 will evolve into a virus capable of human-to-human transmission because there have been suspected cases identified in Indonesia in May 2006.

There is little or no immune protection against the H5N1 virus in the human population. If the H5N1 virus were to gain the ability to spread easily from person to person, it is feared that a worldwide outbreak of disease could begin. However, experts from around the world are watching the H5N1 situation very closely and are preparing for the possibility that the virus may begin to spread more easily and widely from person to person.

The WHO has been the key driver in gathering global resources to develop a viable vaccine that may prevent pandemic influenza. Since early 2004, the WHO has been providing the reverse genetic bird influenza virus strain at no cost to vaccine manufacturers around the world to assist in their pandemic influenza R&D efforts. In March 2004, we were provided by the WHO such reverse genetic bird influenza virus strain and began to develop our own vaccine. As part of our efforts, in December 2004, we signed a pandemic influenza vaccine co-development agreement with the China CDC to jointly develop a pandemic influenza vaccine. Pursuant to this co-development agreement, we agreed, among other things, to conduct pandemic influenza vaccine R&D based on our established vaccine R&D technical platform and to apply for a New Drug Certificate, production license and patents for a pandemic influenza vaccine, and the China CDC agreed, among other things, to strategize development of the pandemic influenza vaccine, provide us with scientific guidance to vaccine specifications and conduct certain pandemic related research and vaccine development-related analysis and testing. Both parties agreed to be responsible for certain specified expenditures associated with the vaccine development and to jointly apply for government R&D funds. However, the co-development agreement expressly provides that we will be the applicant for and owner of the future New Drug Certificate, production license and any patent or know-how in connection with the pandemic influenza vaccine. In return, we have agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after we gain profits from the sale of pandemic influenza vaccines. We applied for grants from the PRC and local governments to further help fund our pandemic influenza vaccine development initiatives. In 2006, the Chinese government approved a grant of RMB20 million for the expansion of flu vaccine production capability. The funds were received in 2007.

We began human clinical trials for the pandemic influenza vaccine in December 2005. In April 2006, we announced the completion of the immunization schedule of a Phase I clinical trial of H5N1 in which 120 volunteers aged from 18 to 60 completed the two shot regimen of either the vaccine or a placebo. We completed a Phase I clinical trial of a pandemic influenza vaccine in June 2006. Blood samples taken from volunteers were tested for antibody growth and immunogenicity. The results of the Phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by the Committee for Proprietary Medicinal Products of the European Union. In November 2007, we announced the completion of a Phase II clinical trial of Panflu, which is a whole viron inactivated human-use vaccine against the H5N1 strain of influenza virus that we jointly developed with the China CDC. In addition to Panflu, we also announced the completion of Phase I and Phase II clinical trials for a split viron vaccine against the H5N1 strain of influenza virus. No serious adverse events occurred in our clinical trials of Panflu or the split viron vaccine.

We received approval from the China State Food and Drug Administration (SFDA) in April 2007 to conduct Phase Ib and II trials of the H5N1 whole viron vaccine and Phase I and Phase II trials of the H5N1 split viron vaccine. In December 2007, we announed top-line preliminary phase II results of pandemic influenza (H5N1) whole viron vaccine. The Phase II trial of the H5N1 whole viron inactivated vaccine was conducted by Beijing Centers for Disease Control and Prevention. It included 402 volunteers, between the ages of 18 and 60, who were each vaccinated with two doses of 5 ug, 10 ug or 15 ug. The preliminary results of the trials suggested that each of the three dosages can induce varying degrees of immune response. In particular, the preliminary results of the phase II clinical trial reached the EMEA evaluation standards for seasonal flu vaccines, which is an indication of good immunogenicity of the vaccine. The trial result did not show any serious adverse reaction among volunteers, suggesting the vaccine has a good safety profile. The phase II clinical trial report has been filed with China SFDA.

Japanese Encephalitis Vaccine

Japanese encephalitis is an acute infection of the central nervous system in human beings and animals spread by mosquitoes. JE is a significant public health problem in Southeast Asia and the western Pacific. In China, the transmission of JE is usually seasonal, occurring in summer and autumn-mainly July to September. At present, there is no JE-specific therapy once a person becomes infected, other than supportive care to control the symptoms of the disease in hospital. Humans, especially children, are susceptible to JE virus. The course of disease is about two weeks and it can result in a mortality rate of about 30%. In the endemic areas, 85% of cases are in children under 15 years old, and those under 10 years old are susceptible to serious neurological and psychiatric complications such as an inability to speak, paralysis, imbecility, dementia, malformation of limbs and convulsion. We are in pre clinical development for a new, potentially safer and more effective inactivated JE vaccine using our micro-carrier technology for the cultivation of viruses. This technology can increase the manufacturing yield, simplify the operations, and stabilize the cultivation conditions, all of which facilitate large scale automated production.

Our microcarrier technology is a multilayer porous beaded material for large-scale cell cultivation and propagation and supports the growth of anchorage-dependent animal cells for the purposes of producing vaccines. During this process, cells grow as either monolayer on the surface of small spheres or as multilayer in the pores of macroporous structures. The conventional monolayer cultivation method often employed in producing vaccines requires the use of thousands of rolling bottles or stacking flat plates and is labor-intensive. Our microcarrier technology provides a multilayer surface whereby a significantly greater number of cells are attached to a large surface area. This is a better method of cultivating anchorage-dependent animal cells because it can cultivate more anchorage-dependent cells while saving virus antigens.

SARS vaccine

On January 19, 2004, the China SFDA authorized us to conduct a Phase I clinical test of a potential SARS vaccine. We were the first institution approved by the China SFDA to conduct human clinical trials of a SARS vaccine. Thirty-six healthy volunteers between 21 years of age to 40 years of age were selected and divided into four groups for clinical testing. Twenty-four subjects (two groups of 12 each) received the vaccine in two doses, while 12 others (two groups of six) received a placebo. The first group of volunteers received their injection on May 22, 2004. By September 1, 2004, all 36 subjects who participated in the clinical trial had been vaccinated with two doses of either the SARS vaccine or the placebo. On December 5, 2004, the PRC Ministry of Science and Technology, the Ministry of Health and the China SFDA jointly announced that the Phase I clinical trial of a SARS vaccine, independently developed by Chinese scientists, proved to be safe and immunogenic in preliminary tests. We have suspended our subsequent clinical trials of our SARS vaccine as there are currently no new reported cases of SARS. If the disease reemerges, we intend to resume the remaining process required to obtain an approval to market and sell the SARS vaccine.

Research and Development

We believe we have established a leadership position in the research and development of vaccines in China. Our research and development personnel leverage their significant years of combined experience with what we believe are low operating costs, strong relationships with relevant governmental authorities and research institutes and leading technologies to develop and commercialize our vaccines. We believe our R&D capabilities provide us with a key competitive advantage and we intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as pandemic influenza and SARS and improving on traditional vaccines such as those for Japanese encephalitis.

In order to achieve our R&D goal, part of our R&D strategy is to establish collaborations with domestic and international partners. We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. In most cases, in our existing R&D strategic collaborations we will own the commercial rights to the products that result from the collaboration. Set forth below are examples of projects on which we have collaborated:

R&D Collaborations

Partner	Projects	Scope of Collaborations
Institute of Laboratory Animal Science, Chinese Academy of Medical Science	SARS	Animal trial
National Institute For the Control of Pharmaceutical and Biological Products	JE, Hepatitis A & B	Hepatities A vaccine development; Obtaining JE virus strain; Hepatitis A&B R&D
National Institute for Viral Disease Control and Prevention, China Center for Disease Control and Prevention	Hepatitis A, SARS, Pandemic Influenza	Epidemic surveillance; virus strain analysis
National Institute for Epidemic Disease, China Center for Disease Control and Prevention	SARS	Blood serum analysis
Department of Microbiology, University of Hong Kong	Pandemic Influenza	Virus Sequencing
National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention, China CDC	Universal Pandemic Influenza Vaccine (National High-Tech Research and Development Plan)	Vaccine development

We regularly obtain financial support from the PRC government to research government-sponsored vaccine programs, including SARS and pandemic influenza. We received government funding in the amount of $1,222,000, $739,000 and $906,000 for 2005, 2006 and 2007, respectively. These grants were to fund research in the areas of pre-clinical and clinical trials. The government approved a grant in the amount of $2.6 million for the expansion of our production capacity, which was received in 2007.

Sales and Marketing

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. CDCs usually place a large number of orders at the end of the year when they begin to stockpile vaccine products for the next year. We usually generate a significant portion of our sales around this time of the year.

We expect the recent initiation of a national-level, government-funded program for hepatitis A vaccine in China to increase our sales of Healive by increasing overall market demand for hepatitis A vaccine in China. We expect that sales under the program will be seasonal and will mirrors the seasonality of the epidemic features of this disease, which usually reaches a peak in the second quarter and third quarters.

In July 2007, we entered into an Exclusive Promotion Service Agreement with GlaxoSmithKline (China) Investment Co., Ltd., or GSK, to promote the Anflu adult dosage formulation. Under the agreement, GSK agreed to sell our Anflu adult dosage formulation to non-tender customers in mainland China.

Our sales strategy is to maintain our market share and comparative advantage in the private vaccine sales market while leveraging this strength to established a presence in the government-paid market. We also will continue to maintain and develop stable, solid and long-term relationships with the various provincial and municipal CDCs that constitute our key customer base. To this end, we engage in various marketing activities to promote our products and services. For instance, we regularly hold academic symposia for our CDC customers during which a group of experts and scholars invited by us give lectures to the CDC personnel and update them on the latest research progress in diseases and vaccines. We also assist our CDC customers in “grass roots” disease prevention efforts. In addition, we collaborate with provincial and municipal CDCs to produce education programs related to disease control and prevention with a view to enhancing the public’s awareness and knowledge about epidemic prevention and control. We also employ traditional marketing tools to promote our products such as exhibiting posters at scientific conferences and publishing academic papers in academic journals, such as the Chinese Journal of Vaccines and Immunization and Chinese Journal of Epidemiology.

As of December 31, 2007, we have a sales and marketing team comprising approximately 75 professionals who are assigned to 9 sales districts designated geographically within China that include 29 provinces and municipalities. Our sales department and marketing department are supported by other departments within our company, such as our logistics department, clinical research department, quality assurance department and information center.

Suppliers

We obtain the raw materials we require from local suppliers and, with the exception of the hepatitis B antigens we use for Bilive production, we maintain at least two suppliers for each raw material we use. We source the hepatitis B antigens we use for Bilive production entirely from Beijing Temple of Heaven Biological Products Co., Ltd., pursuant to a contract under which we agreed to purchase hepatitis B antigens exclusively from them. We use embryonated eggs in our production of Anflu, our seasonal influenza vaccine. Although embryonated eggs remain in good supply, we expect to pay approximately 10% more for embryonated eggs in 2008 than we did in 2007. Our other raw materials generally have been in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Safety and Quality Assurance

All our facilities are designed and maintained with a view towards conforming with European cGMP standards. Our Healive, Bilive and Anflu received their GMP certificates in March 2002, June 2005 and October 2005, respectively. To comply with GMP operational requirements, we have implemented a quality assurance plan setting forth our quality assurance procedures, and a complete documentation system.

Our facilities are designed to the international standards in bio-pharmaceutical manufacturing. Our production plant for Healive vaccine was designed by a European company in accordance with the European and Chinese GMP guidelines, with major equipment and facilities imported from Europe and North America.

We closely manage our staff, plant environment, support facilities, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product selling and sales follow-up resolution. Our personnel are trained with respect to these procedures and documentations are routinely undertaken in an effort to ensure comprehensive quality assurance system and the quality of finished product. Our products are required to comply with national standards for products and each batch of our products is required to obtain a certificate of approval issued by the China National Institute for the Control of Pharmaceutical and Biological Products. Each vaccine sold by us is identifiable by a serial number which allows us to trace products and identify fake products.

We have established an emergency response system under which a team of experts, professors and doctors responds to emergencies within 24 hours to handle any emergency reported from users of our vaccine products. We also ensure that we have an effective internal reporting system to report any serious accidents related to drug use to the China SFDA promptly as mandated by the China SFDA and PRC Ministry of Public Health.

Manufacturing

The production process of our Healive, Bilive and Anflu vaccines can be broadly divided into five stages: cultivation and harvest, purification, inactivation, formulation and filling and packaging. The diagram below illustrates the major steps in each stage of production.

The production processes performed on our production line, from bulk production and formulation to filling and packaging, are performed in accordance with SFDA requirements for human vaccine manufacturing. As of December 31, 2007, our hepatitis A vaccine production capacity was 10 million doses per year while our influenza vaccine production capacity was two million doses of adult formulation per year. In order to further expand our production capacity, we are currently expanding our Healive production line to a capacity of 20 million doses per year. We are also expanding our filling and packaging facility to a capacity of 20 million doses per year. When improvements to our facilities in Beijing are complete we expect to have an annual production capacity of influenza vaccine of 5 million doses of adult formulation per year.

Collaborations

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

In July 2007, we entered into an Exclusive Promotion Service Agreement with GSK to promote the Anflu adult dosage formulation. Under the agreement, GSK agreed to sell our Anflu adult dosage formulation to non-tender customers in mainland China. We will continue to leverage our own sales force to market and sell the pediatric dosage formulation where we have market expertise. In October 2007, we prepared a non-binding term sheet with an unrelated corporation to contemplate the formation a joint venture company for the development, licensing, manufacturing and commercialization of influenza vaccines. The term sheet contemplates that we would own a minority stake in the joint venture and would contribute cash, plant and equipment, and the influenza vaccine production license. The other party would contribute cash and provide technical support to the joint venture.

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

Even with the advent of private medical and healthcare insurance programs in China, most Chinese citizens must pay for their own vaccines, because these insurance programs do not typically cover vaccines. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over cheaper but less safe vaccines provided by local manufacturers and over comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated pharmaceutical and biotechnology companies, universities, and public and private research institutions that currently engage in, have engaged in, or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to hepatitis A vaccine, we consider GlaxoSmithKline Biologicals S.A., Berna Biotech AG, Pukang Biological Co., Ltd., Changhun Institute of Biological Products, and Kunming Institute of Biological Products our major competitors. With respect to hepatitis A and B vaccines, we consider GlaxoSmithKline Biologicals S.A. our significant competitor. Finally, with respect to influenza vaccines, we consider Sanofi Pasteur S.A. our major international competitor and Hangzhou Tianyuan Biological Products Co., Ltd., Shanghai Institute of Biological Products and Jiangsu Changzhou Yanshen our major domestic competitors.

We believe we enjoy a number of advantages over our PRC domestic competitors. Generally, we believe that the principal competitive factors in the markets for our product candidates will include:

•	safety and efficacy profile;

•	product price;

•	ease of application;

•	length of time to receive regulatory approval;

•	product supply;

•	enforceability of patent and other proprietary rights; and

•	marketing and sales capability.

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

We have one registered patent and three patent applications pending in the PRC relating to our SARS vaccine technology. We do not have any other issued patent or pending patent application with respect to our existing vaccine products or our pandemic influenza or JE product candidates. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

We maintain seven registered trademarks in China, including Sinovac, Healive and its Chinese name, Bilive and its Chinese name, Anflu and our logo. We also use a trademark under a nonexclusive, royalty-free license from Shenzhen Kexing Biological Engineering Limited, a company controlled by Weidong Yin, our chairman and chief executive officer, that will expire on August 20, 2011. This license terminates automatically if Weidong Yin were to cease his managerial control of Sinovac Beijing. We have applied for the registration of PAnflu and associated logos with the Trademark Office of the State Administration for Industry and Commerce in China. We have registered the “Sinovac” trademark in Thailand, Korea and Canada. We are in the process of registering “Sinovac” and our logos as trademarks in such other major countries as the United States, the United Kingdom, Germany and France. We have registered our domain names, including www.sinovac.com.cn, with the CNNIC. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

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

We also rely on administrative protection afforded new drugs through the protection period or monitoring period provided by the China SFDA. During the protection period or monitoring period, third parties’ applications for manufacturing or importing the same drug are not accepted by the China SFDA. Our vaccines, Healive and Bilive, were granted protection periods that recently expired in December 2007 and January 2008, respectively.

Despite any measures we take to protect our intellectual property, no assurance can be made that unauthorized parties will not attempt to copy aspects of our products or manufacturing processes or otherwise our proprietary technology or to obtain and use information that we regard as proprietary.

Insurance

We maintain property insurance coverage from Ping An Property & Casualty Insurance Company of China, Ltd., with an annual aggregate insured amount of approximately $8.17 million to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We also maintain product liability insurance from PICC Property and Casualty Company Limited on Healive for an aggregate limit of indemnification for approximately $10,500. We do not currently carry product liability insurance for Bilive or Anflu because of their low sales volume. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trails of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. In 2007, we maintained directors’ & officers’ liability insurance from a British insurance company. We do not maintain any business interruption insurance. See “Item 3. Key Information—D. Risk factors—Risks related to our company—We could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

Under the relevant laws and regulations, our vaccine products are not officially approved for sale in the market until the following procedures have been followed:

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

New Drug Certificate. The provincial level SFDA will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the provincial level SFDA will, within 5 days, conduct an on-site examination on the circumstances of our clinical trials and relevant source materials. Then the provincial level SFDA will submit its opinion and examination report, together with our application materials, to the Center for Drug Examination and Evaluation of the China SFDA. If the Center for Drug Examination and Evaluation of the China SFDA is satisfied with our application materials, it will notify us to apply for the on-site production examination, and we should apply to the Center for Drug Certification Administration of the China SFDA for the on-site production examination within six months after being so notified. The Center for Drug Certification Administration of the China SFDA will conduct an on-site examination on our production procedures within thirty days after receipt of our application, and draw samples from three batches of our products, and a medicine inspection institute will inspect the selected samples and later submit its inspection reports to the Center for Drug Examination and Evaluation of the China SFDA. The Center for Drug Certification Administration of the China SFDA shall submit the on-site production examination report to the Center for Drug Examination and Evaluation within ten days after completion of the on-site examination. The Center for Drug Examination and Evaluation will form a comprehensive opinion based upon the technical examination and evaluation opinion, the on-site production examination report and the inspection results of the samples, and submit its opinion and relevant materials to the China SFDA, and the China SFDA will decide whether to issue a new drug certificate to us or not. We consider obtaining the new drug certificate for our product candidates as a significant milestone in our business.

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

Under certain circumstances, for instance, where drugs are developed to cure a disease without effective therapeutic methods, the China SFDA provides for a special proceeding for its review of the new drug certificate application and production permit application relating to such drugs.

The China SFDA will specify a monitoring period ranging from three to five years when approving the first production permit for most new drugs. During this monitoring period, the manufacturers holding the new drug certificates must regularly report, among other things, the production process, efficacy, stability and side effects of the new drugs involved to the provincial level SFDA. During the same period, the China SFDA will not accept any new application for approval of the same drug involved. However, if a third party has filed an application for the same drug and obtained the clinical trial permit before the monitoring period commences, the third party may still obtain a new drug certificate and production permit for the same drug.

We may also be required to conduct clinical trials prior to commencing the manufacture of pharmaceutical products for which there are published state pharmaceutical standards.

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

A GMP Certificate is valid for five years. However, prior to October 2005, a GMP certificate for a drug produced by a newly-established pharmaceuticals manufacturer is valid for only one year. The manufacturers should apply for a reassessment of their one-year term GMP Certificate no later than three month prior to the expiration of such GMP Certificates and, if approved, would receive a five-year GMP Certificate subject to reassessment by the relevant authority. According to the current practice, we receive a five-year GMP Certificate directly and should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

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

D. Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Beijing in a 48,900 square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive where the production equipment for hepatitis vaccine is located These facilities were designed by a European pharmaceutical engineering company in accordance with China GMP and international safety guidelines. We own the above-described 48,900 square-foot facility in Beijing. Our production capacity of Hepatitis A vaccine products was six million and ten million doses per year as of December 31, 2006 and 2007, respectively. We produced 7.27 million doses of Hepatitis A vaccine products in 2007.

In August 2004, we signed two 20-year leases in Beijing with China Bioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Industry Park. We house our Anflu manufacturing and R&D center in these buildings. Our production capacity of Anflu was two million doses of adult formulation per year as of December 31, 2007. We produced 1.87 million does of Anflu in 2007. China Bioway has yet to obtain building ownership certificates for the two buildings. Under the two leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates. China Bioway also pledged its land use certificate relating to these two leases to a commercial lender in October 2002 for five years. In June 2006, China Bioway guaranteed to us in writing that we have all the legal rights and privileges to use the two buildings as agreed to in the two leases and that it will indemnify us against any losses or damages that could be incurred if our rights and privileges to use such buildings are impeded or hampered by the commercial lender.

In June 2007, we entered into another 20-year lease with China Bioway, pursuant to which we leased one building of approximately 37,000 square feet located at the Peking University Biological Industry Park in Beijing. Part of our administrative offices and filling and packaging facilities are located in this building. Our filling and packaging facilities had a capacity of 10 million doses per year as of December 31, 2007. We filled and packaged approximately 9.58 million doses of products in 2007. China Bioway has yet to obtain the building ownership certificate for this building, but has agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain the building ownership certificate.

Our approximately 40,000 square-foot Tangshan Yian facility in Tangshan, Hebei Province, where research and pilot production for vaccine candidates are carried out, houses a cell culturing workshop, a pilot trial production workshop and a reagents manufacture workshop. In Tangshan, we obtained a state-owned land use certificate of a granted land with area of approximately 214,200 square feet, 21,700 square feet of which are occupied by cottages of others. Tangshan Yian entered into an agreement with the Tangshan local government, pursuant to which Tangshan Yian will not pay for or use the above approximately 21,700 square feet of the occupied land until the cottages are removed by the government. This situation has no impact on Tangshan Yian’s use of the other part of the land. Tangshan Yian owns the facilities built thereon.

Certain of our bank loans are collateralized by the land use rights and plant of Sinovac Beijing. We have invested approximately $8.3 million in our production facilities, packaging and filling facilities, research and development centers, administrative offices, and other property, plants and equipment since January 1, 2005. We are expanding and improving our facilities in Beijing in order to increase our annual production capacity of influenza vaccine to 5 million doses of adult formulation per year, which capacity would permit us to produce 20 million doses of pandemic influenza vaccine per year due to the smaller dosage our clinical trials indicate is required for inoculation against pandemic influenza. We estimate that we will invest $5.4 million in this expansion, of which $3.5 million already has been paid. We are financing our expansion with retained earnings and government grants.

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

A. Operating Results

Overview

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we successfully launched our first product, Healive, which is the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the sale of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine. Our pipeline consists of three vaccine product candidates in the pre-clinical and clinical development phases in China, including a vaccine for the H5N1 strain of pandemic influenza virus which has completed phase II clinical trial, a vaccine for the Japanese encephalitis (JE) virus currently in pre-clinical development, and a vaccine for the SARS virus which has completed phase I clinical trial.

In May 2002, we obtained final PRC regularly approval for the production of Healive. We sold approximately 1.3 million, 2.6 million and 5.1 million doses of Healive in 2005, 2006 and 2007, respectively. In June 2005, We obtained final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 12,000 doses of Bilive in 2007, compared to 55,000 doses in 2006 and 40,000 doses in 2005 respectively. In October 2005, we received final PRC regulatory approval of the production of our Anflu vaccine against influenza. We sold approximately 1.59 million doses of Anflu in 2007, compared to 77,000 doses in 2006.

Our proprietary rights

Healive was co-developed by Tangshan Yian and the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP. Tangshan Yian and NICPBP agreed in 2000 that Tangshan Yian will own nearly all proprietary rights to Healive, and that Tangshan Yian, in return, should pay NICPBP a Healive technology consulting fee in the amount of approximately $1 million. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, NICPBP, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owns the right to market and sell Healive, and that Sinovac Beijing was required to pay NICPBP approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained final PRC regulatory approval for production of Healive in May 2002, by which time we already received Healive’s new drug certificate from the China SFDA in December 1999 and the production license in May 2002. Production of Healive commenced in July 2002.

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

Amortization expense for these proprietary rights was $317,518, $341,008 and $357,334 for 2005, 2006 and 2007, respectively.

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

	Years ended December 31,
	2005	2006	2007
	(in thousands)
Research and development programs
Healive	$—	$—	$—
Bilive	$—	$—	$—
Anflu	$75	$—	$—
Pandemic influenza vaccine	$1,168	$837	$1,403
Japanese encephalitis vaccine	$159	$88	$213
SARS vaccine	$—	$57	$86
Others	$—	$189	$107

Total	$1,402	$1,171	$1,809

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

The PRC government provided grants to us which are taken into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $1,222,000, $739,000 and $905,648 for 2005, 2006 and 2007, respectively. In 2007, we also received $2,625,637 from the government to expand our Pandemic influenza production capacity. We recognized government research grant income of $1,167,814, $845,122 and $843,910 in 2005, 2006 and 2007, respectively.

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

The Company adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“Fin 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in come taxes recognized in enterprises’s financial statements in accordance with FASB Statement NO.109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed “more-likely- than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position deos not meet the “more-likely-than-not” threshold then it is not recognized in the financial statements.

The Company has reviewed the tax positions taken, or to be takin, in its tax return for all tax years currently open to examination by a taxing authority in accordance with the recognition and measurement standards of FIN 48. The Company’s adoption of FIN 48 as of January 1, 2007 did not have a material impact on the Company’s financial position or results of operations. The adoption of FIN 48 did not result in a cumulative adjustment to equity and there were no unrecognized tax benefits, penalties or interest at the time of or subsequent to adoption. The Company is currently not under examination by any authority for income tax purposes and no statutes for income tax filings have been extended.

The Company is not subject to taxation in the U.S. Sinovac Biotech Ltd.’s (Parent company) taxing jurisdiction is Antigua and Barbuda, Sinovac Biotech (Canada) Ltd. (Subsidiary incorporated in Canada) has no transactions/activities since inception. The Company’s two subsidiaries Sinovac Beijing and Tangshan Yian’s taxing jurisdiction are China. Examinations of income tax returns filed by the Company and its active subsidiaries that are still subject to examination are Sinovac Beijing for December 31, 2003 and subsequent years, and Tangshan Yian for December 31, 2003 and subsequent years.

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

In December 2007, the FASB issued SFAS No.160, “Non–controlling interest in consolidated financial statements.” SFAS No.160 clarifies that a non-controlling in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This statements amends FASB No.128, Earning per share, the calculation of the EPS amounts in consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS No.160 is effective for fiscal year beginning after December 31, 2008. The company is currently evaluating the impact of SFAS No.160 on its consolidated financial position and results of operations.

In December 2007, FASB issued SFAS No. 141 “Business combinations” (“SFAS No. 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement establishes principles and requirements for the acquirer to (1) recognizes and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest. (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS No. 141 is December 15, 2008. The Company is currently evaluating the impact of SFAS No. 141 on its consolidated financial statements.

Stock-based Compensation

Stock-based compensation was a significant expense for us, but is based on estimates that have a subjective element. We employ the Black-Scholes option pricing model, which in turn is based upon, among other things, assumptions regarding interest rates, expected life and share volatility. To estimate the risk-free interest rate, we use the U.S. Treasury bill rate for instruments with a similar term to the expected life of the option being granted. The expected volatility related to options granted in 2006 is based on our historical share prices. Prior to 2006, computation of expected volatility was based on the historical share prices of comparable companies. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behavior. We granted no stock options in 2007.

The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	2006	2005
Expected volatility	76%	60%
Risk-free interest rate	4.74%	4.51%
Expected life (years)	3.0	5.0
Dividend yield	Nil	Nil
Weighted average fair value of options granted	$1.39	$2.93

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

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2007:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9 years	10 years	11 years
Amortization expense	$39,704	$357,334	$32,485
Income for the year	$(39,704)	$7,650,406	$32,485
Earning per share	$—	$0.19	$—

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

	Cost	Amortization Expense in the Year Ended December 31, 2007
Asset
Inactive hepatitis A	$2,888,483	$317,116
Recombinant hepatitis A and B	$415,356	$40,218
Total	$3,303,839	$357,334

The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

Income tax valuation allowance

In 2007, we recorded a $1,272,756 deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of us to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not. If our evaluation of the circumstances is not correct, we will have to record a charge to operations in respect of any over-accrual of the benefit.

RESULTS OF OPERATIONS

	2005		2006		2007
	$	% of net revenues	$	% of net revenues	$	% of net revenues
Statement of operations data
Sales	8,608	100.0	15,354	100.0	33,541	100.0
Cost of sales	2,346	27.3	4,231	27.6	6,502	19.4
Gross profit	6,262	72.7	11,123	72.4	27,039	80.6
Operating expenses:
Selling, general and administrative expenses	10,278	119.4	9,753	63.5	11,958	35.7
Research and development expenses	234	2.7	325	2.1	965	2.9
Purchased in process research and development	233	2.7	—	—	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	555	6.4	605	3.9	641	1.9
Total operating expenses	11,299	131.3	10,683	69.6	13,564	40.4
Operating income (loss)	(5,037)	(58.5)	440	2.9	13,475	40.2
Interest and financing expenses	(229)	(2.7)	(319)	(2.1)	(478)	(1.4)
Interest and other income	235	2.7	285	1.9	190	0.6
Income (loss) before income taxes and minority interest	(5,031)	(58.4)	406	2.6	13,187	39.3
Income taxes (recovery)	212	2.5	101	0.7	1,974	5.9
Minority interest share of (earnings) loss	132	1.5	(1,001)	(6.5)	(3,563)	(10.6)
Net (loss) for the year	(5,111)	(59.4)	(696)	(4.5)	7,650	22.8

Sales

Revenues from sales represent the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds.

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

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2005, 2006 and 2007 amounted to $2,346,000, $4,232,000 and $6,502,000, respectively. We produce our own products and conduct the final product packaging in-house.

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

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially Bilive and Anflu.

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and corporate development. Other significant costs include facilities costs, stock-based compensation, professional fees for accounting and legal services and the income taxes we assumed for our employees as a result of their exercising the stock options.

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

Substantially all of our sales are conducted in the PRC. Under PRC law, Sinovac Beijing and Tangshan Yian are both subject to enterprise income tax, or EIT, and VAT. Sinovac Beijing is classified as a “New Technology Enterprise” and operates as a Sino-foreign joint venture. As such, it was subject to a reduced EIT rate of 15% in 2007, compared to a statutory rate of 33% for most domestically-owned companies in China. On March 16, 2007, The National People’s Congress of China passed “The Enterprise Income Tax Law.” Under the new law, effective on January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the new law. The implantation rules for the new law were announced in December 2007 but do not clearly explain the treatment of “New Technology Enterprises.” It is likely that Sinovac Beijing will be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. We will continue to monitor the implementation rules with regard to the grandfathering provisions of the new law. For the three fiscal years ended December 31, 2005, 2006 and 2007, Sinovac Beijing incurred income tax expenses of $220,111, $491,914 and $2,203,173 respectively. VAT is charged based on the selling price of our products at a rate of 6%. Tangshan Yian was subject to a reduced EIT rate of 24% in 2007, according to the new enterprises income tax law, Tangshan Yian would subject to 25% starting from 2008.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales. Sales increased 118.4% to $33,541,000 in 2007 from $15,355,000 in 2006. Our sales in 2007 comprised sales of Healive, Bilive and Anflu. We generated $ 28,612,000 and $ 14,878,000 in sales of Healive in 2007 and 2006, respectively. We generated $133,000 and $231,000 in sales of Bilive in 2007 and 2006 respectively. We also generated $4,796,000 and $246,000 in sales of Anflu in 2007 and 2006 respectively. The total number of doses sold increased from 2.7 million in 2006 to 6.7 million in 2007. Revenue growth in 2007 was mainly attributed to 1) more individuals acknowledging the importance of Hepatitis A vaccination after its inclusion in the government vaccine plan; 2) local CDC’s reevaluation of the Hepatitis A vaccination rate and providing the vaccination to population groups who will not be covered by the government vaccination plan; 3) our gaining further market share after the phasing out of liquid formulation of live attenuated hepatitis A vaccine as mandated by the Chinese government at the end of 2006, which previously accounted for 80% of China’s hepatitis A vaccine market; and 4) co-promotion strategy with another pharmaceutical company with regard to Anflu vaccines that significantly increased our Anflu sales.

Cost of Sales. Cost of sales increased 53.7% to $ 6,502,000 in 2007 from $4,232,000 in 2006. For Healive, the cost of sales increased 38.5% compared to 92.3% increase in sales, primarily because of the achievement of economic scale of production. For Anflu, the cost of sales increased 85.5% compared to a sales increase of 1852.8%. In 2007, we have normalized our influenza production process and experienced no charge in excessive fixed production overhead and abnormal wasted material to the cost of goods sold compared to and $902,000 in 2006.

Gross Profit. Gross profit increased 143% to $27,039,000 in 2007 from $11,123,000 in 2006. Gross profit margin, including depreciation of land use rights and amortization of licenses and permits, was 80.6 % and 72.4% for 2007 and 2006, respectively. The increase in gross profit margin was due to the achievement of economic scale of Healive and Anflu production.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 22.6% to $11,958,000 from $ 9,753,000 in 2006. Our selling expenses increased 107.8% in 2007 to $7,502,000 from 3,610,000 in 2006, in line with increased sales. Our general and administrative expenses decreased by 27.5 % to $4,456,000 in 2007 from $6,143,000 in 2006 due to decreased stock based compensation, and consulting fees. We incurred professional fees, financing fees and Sarbanes-Oxley 404 consulting fees of $1,001,000 in 2007 compared to $2,494,000 in 2006.

Stock-Based Compensation. We recorded stock-based compensation of $180,000 in 2007 compared to $707,000 in 2006. We did not grant any stock options in 2007. In 2006, 100,000 stock options were granted to the directors at an exercise price of $2.64 per share and 15,000 stock options to the employees at an exercise price of $2.69 per share. The stock options granted to our directors and employees in 2006 had a weighted average estimated fair value of $1.39 and $1.51 per share, respectively. We granted options with different vesting schedules. As a result, as at December 31, 2007, we had unrecognized compensation costs of $80,000. This unearned component will be recognized over a period of 27 months.

Research and Development Expenses. Research and development expenses increased by 197% to $965,000 in 2007 from $325,000 in 2006, primarily representing amounts spent on Pandemic influenza vaccines, SARS vaccines, and Japanese Encephalitis vaccines, net of government grants to fund these activities. The PRC government provided grants to us that are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2007, we received SARS and pandemic influenza research grants of $0 and $906,000, respectively. In 2007, we recognized government research grant income of $844,000 compared to $845,000 in the prior year.

Interest and Financing Expenses. Interest and financing expenses increased by 49.9% to $478,000 in 2007 from $320,000 in 2006, mainly resulting from a higher loan payable balance.

Income Taxes. We incurred an income tax expense of $1,974,000 in 2007 compared to $101,000 in 2006. In 2007, we incurred $2,203,000 liability for income taxes on profits in Sinovac Beijing and recorded a $229,000 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. In 2007 and 2006 Tangshan Yian had a net loss.

Net Income (Loss). Net income increased to $ 7,650,000 in 2007 from a net loss of $696,000 in 2006.

Year ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales. Sales increased 78.4% to $15,355,000 in 2006 from $8,608,000 in 2005. Our sales in 2006 comprised sales of Healive, Bilive and Anflu. Our sales in 2005 comprised sales of Healive and Bilive. We generated $14,878,000 and $8,228,000 in sales of Healive in 2006 and 2005, respectively. We generated $231,000 and $380,000 in sales of Bilive in 2006 and 2005, respectively. We also generated $246,000 in sales of Anflu in 2006. The total number of vaccine doses sold increased from 1.3 million in 2005 to 2.7 million in 2006.

Cost of Sales. Cost of sales increased 80.4% to $4,232,000 in 2006 from $2,346,000 in 2005. For Healive, the cost of sales increased 13%, compared to an 80.8% increase in sales, primarily because of the achievement of economic scale of production. However, as Anflu was in a preliminary production stage, we incurred a total $1,299,000 cost of sales that included significant production costs.

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

Selling, General and Administrative Expenses. SG&A expenses decreased 5.1% to 9,753,000 from $10,278,000 in 2005. Our selling expenses increased 37% in 2006 to $3,610,000 from $2,629,000 in 2005 in line with increased sales. Our general and administrative expenses decreased by 20% to $6,143,000 in 2006 from $7,649,000 in 2005. We incurred significantly lower withholding tax expenses relating to our employees’ exercise of their stock options in the amount of $272,000 in 2006 compared to $1,455,000 in 2005. We also incurred professional fees, financing fees and Sarbanes-Oxley 404 consulting fees of $2,494,000 in 2006 compared to $1,012,000 in 2005.

Stock-Based Compensation. We recorded stock-based compensation of $707,000 in 2006 compared to $3,356,000 in 2005. In 2006, 100,000 stock options were granted to our directors at an exercise price of $2.64 per share and 15,000 stock options to our employees at an exercise price of $2.69 per share. The stock options granted in 2006 had a weighted average estimated fair value of $1.39 per share. We granted options with different vesting schedules. As a result, as of December 31, 2006, we had unrecognized compensation costs of $260,000. This unearned component will be recognized over a period of 39 months.

Research and Development Expenses. Research and development expenses increased by 38.8% to $325,000 in 2006 from $234,000 in 2005, primarily representing amounts spent on Pandemic influenza vaccines, SARS vaccines, and Japanese Encephalitis vaccines, net of government grants to fund these activities. Grants provided by the PRC government are recognized as income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2006, we received SARS and pandemic influenza research grants of $0 and $739,000, respectively. In 2006, we recognized government research grant income of $845,000, compared to $1,168,000 in the prior year.

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

Net Loss. Net loss decreased by 86.4% to $696,000 in 2006 from $5,111,000 in 2005.

B. Liquidity and Capital Resources

As of December 31, 2007, we had an accumulated deficit of $7.1 million. We do not expect to maintain the same high growth rate we had achieved in 2007 over the next few years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Since our inception, we have financed our operations primarily through sales revenue, sale of equity securities, and interest income earned on cash and cash equivalents. We have also generated funds from debt financing and from government research grants.

We made capital expenditures of $2.4 million, $1.1 million and $2.4 million in 2005, 2006 and 2007, respectively. We believe that our current cash and cash equivalents, and anticipated cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash because of changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may need to raise additional money and may seek to do so by: (1) out-licensing technologies or products, (2) securing debt financing or (3) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditure requirements and the scale of our operations. We expect to attempt to raise additional funds in advance of depleting funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term needs will require the successful commercialization of our product candidates and, at this time, we cannot reliably estimate if or when that will occur, and the process may require additional capital as discussed above.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Net cash provided by (used in) operating activities	$(1,570)	$(1,635)	$4,316
Net cash used in investing activities	(4,883)	(569)	(2,442)
Net cash provided by financing activities	11,144	3,984	5,565
Net increase in cash and cash equivalents	4,749	1,894	7,822
Cash and cash equivalents at beginning of period	2,605	7,354	9,249
Cash and cash equivalents at end of period	$7,354	$9,249	$17,071

Operating activities

Net cash provide by operating activities was $4,316,000 in 2007, compared to cash used of $1,635,000 in 2006. Net cash provided by operating activities in 2007 was a result of a net income of $7,650,000, decreased by $844,000 by cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($180,000), a provision for doubtful debts ($456,000), a provision for inventory ($373,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,411,000).

Net cash used in operating activities was $1,635,000 in 2006, compared to net cash used in operating activities of $1,570,000 in 2005. Net cash used in operating activities in 2006 was a result of a net loss of $696,000, increased by $845,000 cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($707,000), a provision for doubtful debts ($581,000), a provision for inventory (1,320,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,268,000).

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

Investing activities

Net cash used in investing activities was $2,442,000 in 2007. In 2007, cash used in investing activities included $2,466,000 used to acquire property, plant and equipment partially offset by $24,000 released from restricted cash. We have committed to spend at least RMB40 million ($5,469,000) including a government grant of RMB20 million ($2,734,000) to expand our seasonal flu vaccine production line to a capacity of five million doses of adult formulation (equivalent to 20 million doses of pandemic flu vaccine) per year as a precondition to our receipt of the grant. As of December 31, 2007 we have spent RMB25.7 million ($3.52 million) that may be applied to this amount leaving us with a further RMB14.3 million ($ 1.94 million) commitment for expansion of our flu vaccine production line.

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

Financing activities

Net cash provided by financing activities was $5,565,000 in 2007. In 2007, net cash provided by our financing activities included proceeds of $214,000 from issuance of common shares, proceeds of $9,000 from shares subscribed, and proceeds of $3,531,000 from government funding. We received $1,394,000 from a related party on releasing escrowed shares. We also received loan proceeds of $3,938,000 and made loan payments of $2,731,000. We paid dividends of $839,000 to minority shareholders in Sinovac Beijing in 2007. In February 2008, we completed a private placement with Sansar Capital Management LLC in which we issued 2,500,000 common shares at $3.9 per share, with total proceeds of $9,750,000.

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

At December 31, 2007, we had $1.37 million in long-term interest bearing loans and $6.84 million in short-term borrowings, offset by $17.1 million in cash, resulting in a liquid assets balance of $8.89 million, compared with $2.75 million at the end of 2006. We hold our cash and cash equivalents in interest-bearing dollar and RMB denominated accounts at registered banks. The following table summarizes our borrowings as of December 31, 2007:

Type	Amount	Interest Rate	Maturity Date

Bank loan	RMB10,000,000 ($1,367,000)	6.84% fixed rate	July 24, 2008

Bank loan	RMB10,000,000 ($1,367,000)	8.02% fixed rate	December 19, 2008

Bank loan	RMB15,000,000 ($2,051,000)	floating rate (6.03% to 7.56% for 2007)	July 25, 2008

Bank loan	RMB15,000,000 ($2,051,000)	floating rate (6.03% to 7.56% for 2007)	August 15, 2008

Bank loan	RMB10,000,000 ($1,367,000)	floating rate (6.03% to 7.56% for 2007)	December 12, 2009

Our weighted average effective interest rate was 6.37%, 5.97% and 5.79% for the years ended December 31, 2007, 2006 and 2005, respectively. We believe that we will continue to be able to obtain loans and access the capital markets on terms and in amounts that will be satisfactory to us.

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

C. Research and Development

See discussions under “—Item 5.A. Research and Development Programs.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2007 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual obligations
Long-Term Debt	$1,367	—	$1,367	—	—
Operating Lease Obligations	$8,467	$452	1,356	$904	$5,755

Total	$9,834	$452	$2,723	$904	$5,755

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of December 31, 2007.

Directors and Executive Officers	Age	Position/Title
Weidong Yin	43	Chairman, President, Chief Executive Officer, Secretary and Director
Xianping Wang	53	Director
Simon Anderson(1)(2)(3)	46	Director
Yuk Lam Lo(1)(2)(3)	59	Director
Chup Hung Mok(1)(2)(3)	50	Director
Jinling Qin	62	Acting Chief Financial Officer
Jiansan Zhang	52	Vice General Manager
Nan Wang	41	Vice General Manager
Changjun Fu	48	Vice General Manager

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

Mr. Weidong Yin has served as the president, CEO, secretary and a director of our company since September 2003. Mr. Yin is also the general manager of our subsidiary, Sinovac Biotech. He is the former general manager of Tangshan Yian Bioengineering Co., Ltd., and previously he worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei Province. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of our Healive vaccine. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D,” “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D.” He obtained his MBA from the National University of Singapore.

Mr. Xianping Wang has served as a director of our company since March 2006. He has also been the president and CEO of Xinhua China Ltd. since September 2004, which is a company listed on the FINRA Over-the-Counter Bulletin Board under the symbol “XHUA.” He has also served as the president of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, and from 1992-1997 he served as the president of Beijing New Fortune Investment Co., Ltd. as well as general manager of Beijing Fuhua Constructions and Development Co., Ltd. Mr. Wang has worked in a diverse range of industries, such as medicine, the health care industry, construction projects, investment consultation and real estate development. Since 1993, he has participated in various real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion, Jinhua Garden and others. Mr. Wang is the brother of Lily Wang, a former director and CFO of our company, and Heping Wang, a former director of our company. Mr. Wang has a bachelor’s degree in engineering from the Navy Engineering Institute and a master’s degree in economics from Tsinghua University, China.

Mr. Simon Anderson has served as our director since July 2004. Mr. Anderson is a member of our audit, compensation and corporate governance and nominating committees. Since 1996, Mr. Anderson has been a partner and Vice President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Through MCSI Consulting Services Inc., Mr. Anderson serves as chief financial officer of companies listed on the TSX and TSX Venture exchanges in Canada, including Buffalo Gold Ltd., which is also traded on the Over the Counter market. Buffalo Gold Ltd. acquires and explores mineral properties with the primary aim of development them for profit. Mr. Anderson also serves as a director of TSX-listed Wex Pharmaceuticals Inc., which is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain and TSX Venture Exchange-listed International Beryllium Corporation, which owns beryllium resource properties.

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

Ms. Chup Hung Mok has served as a director of our company since March 2006. Ms. Mok joined the Development Office of the National University of Singapore in September 2007 as manager of its gift processing unit. Ms. Mok was previously the Financial Controller of Zero Spot Laundry Service Private Limited where she was responsible for the financial affairs of the company and had oversight responsibilities in human resource management. Prior to joining Zero Spot in 2005, Ms. Mok had more than 28 years of banking experience. During the period Ms. Mok worked at the Bank of China, Singapore Branch, where she led the Internal Audit and Treasury Settlements departments. She was also a member of the bank’s Assets and Liabilities Management Committee, Prevention of Money Laundering Committee and Business Continuity Management Committee. Prior to joining the Bank of China, Ms. Mok began her career with The Kwangtung Provincial Bank Singapore Branch. She worked in the Retail Banking Department and was tasked with setting up the Bank’s Treasury Department. From 1992 to 2001, being the senior management member of the bank, she had oversight responsibilities in accounting, treasury settlements, human resource management and credit management functions. She was a member of the Credit Committee and Prevention of Money Laundering Committee. Ms. Mok holds a Master of Business Administration from the National University of Singapore.

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

B. Compensation of Directors and Executive Officers

In 2007, the aggregate cash compensation paid to our directors and executive officers was approximately $214,959. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. For options granted to officers and directors, see “2003 Stock Option Plan.”

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. As of December 31, 2007, options to purchase 184,000 common shares were outstanding. The following table summarizes, as of December 31, 2007, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 stock option plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Weidong Yin	321,000	1.31	November 13, 2003	November 12, 2008
Simon Anderson	150,000	3.20	November 4, 2005	November 3, 2010
Yuk Lam Lo	50,000	2.64	September 14, 2006	September 13, 2011
Chuphung Mok	50,000	2.64	September 14, 2006	September 13, 2011
Other individuals as a group	229,800	From 1.31 to 3.36	November 13, 2003 earliest	November 3, 2010 latest

2003 STOCK OPTION PLAN

Our board of directors adopted a stock option plan on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of our stock option plan.

•

Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 stock option plan. As of December 31, 2007, options to purchase an aggregate of 184,000 of our common shares were issued and outstanding and an aggregate 2,179,700 common shares have been issued pursuant to options issued under the plan.

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

Terms of directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Ms. Chup Hung Mok, and is chaired by Simon Anderson. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

D. Employees

As of December 31, 2005, 2006 and 2007, we had 193, 252 and 305 full-time employees. Of our workforce as of December 31, 2007, 60 employees are engaged in research and development and 75 employees are engaged in sales and marketing. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of the date of February 15, 2008, the most recent practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 40,305,028 common shares outstanding as of December 31, 2007. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,331,100	15.71
Simon Anderson	150,000	*
Yuk Lam Lo	15,000	*
Chup Hung Mok	15,000	*
Jinling Qin	25,400	*
Jiansan Zhang	50,000	*
Nan Wang	57,000	*
Changjun Fu	38,400	*
Principal Shareholders:
Sansar Capital Management, LLC(1)	3,528,803	8.76
Morgan Stanley(2)	3,298,800	8.18
Heping Wang	2,445,000	6.07

*	Less than 1%.
(1)	Based on a Schedule 13G/A filed on February 14, 2008 with the SEC. According to the filing, Sansar Capital Management, LLC’s managing member is Sansar Family II, LLC, which is managed by Sanjay Motwani. All of the shares of common stock that were beneficially owned by the reporting persons were held by a fund to which Sansar Capital Management, LLC acts as an investment advisor.
(2)	Based on a Schedule 13G filed on February 14, 2008 with the SEC. According to the filing, the shares are owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services Inc., a wholly-owned subsidiary of Morgan Stanley.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

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

Tangshan Yian was one of the shareholders from whom Ms. Wang contracted to buy the Sinovac Beijing equity interest described above. Ms. Wang agreed to buy from Tangshan Yian a 15.72% equity interest in Sinovac Beijing for a cash consideration of approximately $1.8 million. This 15.72% equity interest was transferred to us directly in our partial acquisition of Sinovac Beijing described above. When we acquired Tangshan Yian as a wholly owned subsidiary in November 2004, its assets included a promissory note from Ms. Wang for the approximately $1.8 million purchase consideration. In October 2004, we and Ms. Wang entered into a pledge and escrow agreement under which Ms. Wang pledged 3 million of her shares in our company to us as collateral for this $1.8 million unpaid purchase consideration. Under the agreement, Ms. Wang was to pay by November 15, 2006, the unpaid purchase consideration together with interest thereon at 5% per annum in quarterly installments of $200,000 each. We have received full repayment from Lily Wang.

Transactions with Heping Wang

Heping Wang was our director from September 2003 to April 2006. Mr. Wang is also the brother of Lily Wang.

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

The transfer of the 100% equity interest to us was approved by relevant PRC government authorities on October 25, 2004. In October 2004, our $2.2 million promissory note to Mr. Wang was canceled and Mr. Wang’s $2.6 million promissory note was reduced by $2.2 million. Mr. Wang paid the $400,000 balance of the promissory note in November 2004.

At the time of the above equity interest transfer from Mr. Wang to us, Tangshan Yian owed to China High Tech Investment Co., Ltd. a loan in the principal amount of RMB9 million that occurred in 2001 and 2002. In 2004, Tangshan Yian agreed to pay China High Tech Investment an aggregate amount of RMB10.8 million comprising the RMB9 million principal amount of the loan and a RMB1.8 million funding fee, in two equal installments by September 30, 2005 and December 31, 2005, respectively. Tangshan Yian further agreed, if it failed to make either of these two loan installment payments, to pay China High Tech Investment a default penalty at 0.1% of the aggregate outstanding loan balance per day. As of December 31, 2006, the balance was RMB4 million principal and RMB1.8 million accrued interest. We fully repaid these amounts in 2007.

In connection with the above equity interest transfer, Mr. Wang agreed to assume and indemnify Tangshan Yian’s loan obligations owed to China High Tech Investment. In October 2004, we and Mr. Wang entered into a pledge and escrow agreement, under which Mr. Wang pledged 1.5 million of his shares in our company to us as collateral to secure his indemnification obligation owed to us in respect of the loan. We received a $1,394,333 cash payment representing the balance of the $1.0 million in debt and related interest assumed in connection with the acquisition of Tangshan Yian in 2007. The loan has been fully repaid.

Transactions with Certain Other Directors and Affiliates

We entered into two operating leases with China Bioway Biotech Group Co., Ltd., the current minority shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual lease payment of $183,621. The leases commenced on August 12, 2004 and have a term of 20 years. We made payments of $118,836 and $119,954 pursuant to these leases on the plant and the laboratory as of December 31, 2007, respectively.

We entered into another operating lease agreement with China Bioway in June 2007 with respect to Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $268,224. The lease commenced in June 2007 and has a term of 20 years. As of December 31, 2007, we had prepaid a total of $525,112 to this related party.

In 2006 and 2007, the Company paid $13,977 and $7,505, respectively, to its directors for consulting services.

In 2006 and 2007, the Company paid director fees of $25,944 and $18,408, respectively, to a management services company that is 50% owned by a director of the Company.

The Company entered into a license agreement with a corporation related with China Bioway (a non-controlling interest of Sionvac Beijing) in respect to the trademark used on the Company’s products for zero consideration. This license agreement is non-exclusive and has been extended to August 20, 2011.

Share Options

See Item 6.B. “Directors, Senior Management and Employees—2003 Stock Option Plan.”

B. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us. We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in US dollars.

We are a holding company, and we rely on dividends paid by our majority-owned subsidiary, Sinovac Beijing, and wholly owned subsidiary, Tangshan Yian, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends.

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

	Sales Price
	High	Low
2003 (from November 3)	1.80	0.80
2004	6.95	1.71
2005	7.92	1.65
2006	5.28	1.81
First quarter	5.28	3.24
Second quarter	4.97	2.30
Third quarter	3.12	1.81
Fourth quarter	3.85	2.30
2007	8.33	2.50
First quarter	3.55	2.25
Second quarter	3.83	2.55
Third quarter	8.33	2.50
Fourth quarter	6.98	3.32
September	8.33	3.12
October	6.48	5.20
November	6.98	3.50
December	5.50	3.32
2008
January	5.22	3.58
February	4.27	3.81
March (through March 28)	4.20	3.08

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

Unless the International Business Corporations Act otherwise requires, resolutions to be passed by the shareholders requires a simple majority vote. Important matters such as changes to our by-laws require a resolution passed by a vote of shareholders holding a majority of all the outstanding and issued shares.

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

Inspection of Books and Records

Holders of our common shares will have no general right under Antigua law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Changes in Capital

We may from time to time by a resolution passed by a majority of the shares entitled to vote:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

Mergers and Similar Arrangements

Antigua and Barbuda law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions for amalgamation that facilitate the consolidation of companies, provided that the arrangement is approved by a majority number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement may be, but is not required to be, sanctioned by the High Court of Antigua and Barbuda. In some instances, the Court of Appeal of Antigua and Barbuda, a tier higher than the High Court, may be called upon to approve a proposed arrangement. While a dissenting shareholder has the right to express to the court his view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the International Business Corporation Law.

When a take-over offer is made and accepted (within four months) by holders of 90% of the shares affected, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the High Court of Antigua and Barbuda but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a court in Antigua and Barbuda. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in Antigua and Barbuda, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Antigua and Barbuda law, a director of an Antigua and Barbuda company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of an Antigua and Barbuda company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in Antigua and Barbuda.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Antigua and Barbuda law and our by-laws provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua and Barbuda law and our by-laws allow our shareholders holding not less than five per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. We are obligated under our by-laws to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Antigua and Barbuda law, our by-laws will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Antigua and Barbuda law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Antigua and Barbuda law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the International Business Corporations Law, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Antigua and Barbuda law and our by-laws, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Antigua and Barbuda law, our by-laws may only be amended with the vote of holders representing a majority of all our shares voting issued and outstanding or the unanimous written resolution of all shareholders.

Indemnification of Directors and Executive Officers and Limitation of Liability

Antigua and Barbuda law does not limit the extent to which a company’s by-laws may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Antigua and Barbuda courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our by-laws permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from negligence or illegal action of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our by-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

We have obtained directors and officers insurance providing indemnification for our directors for certain liabilities.

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

However, under Antigua and Barbuda law, our directors may only exercise the rights and powers granted to them under our by-laws for what they believe in good faith to be in the best interests of our company.

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

D. Exchange Controls

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

E. Taxation

Antigua and Barbuda Taxation

We and our securities holders, other than those resident in Antigua and Barbuda, are exempt from Antigua and Barbuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. We are not subject to stamp or other similar duty on the issuance, transfer or redemption of our common shares. Under Section 276 of the International Business Corporations Act of Antigua and Barbuda, the tax exemption we and our securities holders currently enjoy will continue in effect for a period of 50 years from our date of incorporation, which is March 1, 1999. No reciprocal income tax treaty affecting us exists between Antigua and Barbuda and the United States.

United States Federal Income Taxation

The following discussion describes the material US federal income tax consequences to US Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on US Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	US expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	partnerships or other pass-through entities; or

•	persons holding our common shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT AND STATES LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply if you are a beneficial owner of our common shares and you are, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more US persons or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

If a partnership is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to our common shares generally will be included in your gross income in the year received as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently a maximum rate of 15 percent), provided that (1) our common shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the American Stock Exchange, as our common shares are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the US foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” The rules and limitations with respect to foreign tax credits are complicated, and you should consult your tax advisors regarding the availability of foreign tax credits to you in your circumstances.

Taxation of Disposition of Our Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. Your tax basis in our common shares will generally equal the cost of such shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate US Holder, including an individual US Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as US source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We believe we were not a PFIC for our taxable year ending December 31, 2007. In addition, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending on December 31, 2008. Our expectation for our current taxable year ending December 31, 2008, is based in part on our estimates of the value of our assets as determined based on the historical, current and expected prices of our common shares. However, our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until the close of the current taxable year ending December 31, 2008, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-US corporation is considered to be a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our common shares, which is subject to fluctuation (and potentially considerable fluctuation given that market prices of biotechnology companies have been especially volatile). Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend any cash we raise. If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our common shares.

If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make either a “mark-to-market” or a “qualified electing fund” election as discussed below. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual US Holder.

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

Alternatively, a US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. If you make a valid mark-to-market election, your basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us except that the preferential rates with respect to “qualified dividend income” would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the American Stock Exchange, or other market, as defined in applicable US Treasury regulations. Our common shares are listed on the American Stock Exchange and, consequently, if you are a holder of common shares the mark-to-market election would be available to you were we to be or become a PFIC, provided that our common shares are traded in sufficient quantities.

In general, if a non-US corporation is a PFIC, as an alternative to the mark-to-market election, a holder of shares in that corporation may avoid taxation under the PFIC rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your common shares only if we furnish you annually with certain tax information, and we do not currently intend to prepare or provide such information.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

I. Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company—Organizational Structure.”

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 6.37% and 5.97% for the years ended December 31, 2007 and 2006. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $108,900 based on our outstanding indebtedness as of December 31, 2007.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As part of this assessment we identified a significant deficiency, as defined under Auditing Standard No.5: An Audit of Internal Control Over Financial Reporting, in our internal controls over financial reporting as of December 31, 2007. This significant deficiency is in calculation of deferred income tax assets and liabilities and income tax recovery. We compute our deferred income tax assets and liabilities and income tax recovery based on US GAAP and PRC income tax rules. This computation process is heavily reliant on our tax reporting staff’s manual review and adjustment. Our control over the deferred income tax assets and liabilities and income tax recovery process primarily consists of corporate review procedures. The design and operation of this control process may not prevent or detect misstatements on a timely basis. We have taken actions to remediate this deficiency by adding a review process by tax consultants on complicated tax issues. This significant deficiency does not, in our judgment, rise to the level of a material weakness in internal controls over financial reporting because we believe that the controls in place would prevent or detect a material misstatement. Based on this assessment, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

There was no change in 2007 to our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm that audited the financial statements included in the annual report. The attestation report issued by Ernst &Young LLP on management assessment of internal control over financial reporting is also included in this Annual Report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert serving on our Audit Committee. Our audit committee financial expert is Mr. Simon Anderson. Each member of our Audit Committee, including Mr. Anderson, is “independent” as that term is defined by the American Stock Exchange.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditor for 2006 and 2007. We did not pay any tax related or other fees to our auditors during these periods.

	2006	2007
Audit Fees(1)	344,152	459,942
Audit-Related Fees(2)	0	48,800

(1)	“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in the Company’s Form 20-Fs or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.
(2)	“Audit-Related Fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The services comprising the fees under this category include the issue of comfort letters, rendering of listing advice, and other audit-related services for the years ended, December 31, 2006, and December 31, 2007.

Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements of Sinovac and its subsidiaries are included at the end of this annual report together with the report of the independent auditors.

•	Consolidated Balance Sheets as of December 31, 2007 and 2006

•	Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2007, 2006 and 2005

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1*	Articles of Incorporation and By-laws of the Registrant, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.1*	Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 28,000 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2*	Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 13,300 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3*	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4*	Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5*	Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6*	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

Exhibit Number	Description of Document

4.7*	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8	Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to buildings of approximately 37,000 square feet, dated June 4, 2007

4.9	Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008

4.10	Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007

8.1	List of Subsidiaries

11.1*	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed by incorporation by reference

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOVAC BIOTECH LTD.

By:	/s/ WEIDONG YIN
Name:	Weidong Yin
Title:	Chairman and Chief Executive Officer

Date: March 31, 2008

SINOVAC BIOTECH LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada

February 28, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sinovac Biotech Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sinovac Biotech Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2007 and 2006, and the related consolidated statements of and operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada

February 28, 2008

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

	2007	2006
ASSETS (Note 8)
Current assets
Cash and cash equivalents	$17,071,497	$9,248,832
Restricted cash	846	24,386
Accounts receivable—net (note 3)	16,983,892	9,733,721
Inventories (note 4)	3,745,957	2,083,396
Prepaid expenses and deposits (note 11c)	800,840	195,591
Deferred tax assets (note 9)	579,703	454,274

Total current assets	39,182,735	21,740,200
Property, plant and equipment (note 5)	15,879,391	13,027,095
Long term prepaid expenses and deposits (note 11c)	298,731	—
Deferred tax asset (note 9)	693,053	589,427
Licenses and permits (note 7)	1,394,052	1,652,462

Total assets	$57,447,962	$37,009,184

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Loans payable (note 8)	$6,836,110	$2,660,697
Accounts payable and accrued liabilities (note 10)	9,522,818	7,372,824
Dividends payable to minority interest of Sinovac Beijing	3,000,459	919,382
Deferred government grants (note 15)	1,038,396	911,374
Due to related party (note 11a)	46,971	—

Total current liabilities	20,444,754	11,864,277
Deferred government grants (note 15)	2,734,444	—
Loans Payable (note 8)	1,367,222	3,837,544

Long-term debt (note 8)	4,101,666	3,837,544

Total liabilities	24,546,420	15,701,821

Minority interest	2,897,687	2,062,586

Commitments and contingencies (notes 9 , 11c& 15)

STOCKHOLDERS' EQUITY
Preferred stock
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	40,305	40,121
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 40,305,028 (2006—40,121,028)
Subscriptions received	9,170	25,938
Additional paid in capital	32,109,997	30,295,726
Accumulated other comprehensive income	1,956,456	645,471
Dedicated reserves	2,999,396	1,168,529
Accumulated deficit	(7,111,469)	(12,931,008)

Total stockholders' equity	30,003,855	19,244,777

Total liabilities and stockholders’ equity	$57,447,962	$37,009,184

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31, 2007, 2006 and 2005

(Expressed in U.S. Dollars)

	2007	2006	2005
Sales	$33,541,187	$15,354,608	$8,607,948
Cost of sales—exclusive of depreciation of land use rights and amortization of licenses and permits of $376,184 (2006—$359,437; 2005—$333,770)	6,502,328	4,231,785	2,346,204

Gross profit	27,038,859	11,122,823	6,261,744

Selling, general and administrative expenses (notes 11 and 12)	11,958,498	9,752,783	10,277,620
Research and development expenses—net of $843,910 in government research grants (2006—845,122; 2005—$1,167,814) (note 2m)	965,000	324,970	233,994
Purchased in-process research and development (note 6)	—	—	232,531
Depreciation and amortization	640,568	605,262	554,600

Total operating expenses	13,564,066	10,683,015	11,298,745

Operating income (loss)	13,474,793	439,808	(5,037,001)
Interest and financing expenses (note 8)	(478,436)	(319,197)	(228,693)
Interest and other income (note 11b)	190,668	285,148	234,864

Income (loss) before income taxes and minority interest	13,187,025	405,759	(5,030,830)
Income taxes (note 9)	1,974,118	100,513	212,111

Income (loss) before minority interest	11,212,907	305,246	(5,242,941)
Minority interest share of (income) loss	(3,562,501)	(1,001,279)	132,314

Net Income (loss) for the year	$7,650,406	$(696,033)	$(5,110,627)

Foreign currency translation adjustment	1,310,985	302,490	344,594

Comprehensive income (loss)	$8,961,391	$(393,543)	$(4,766,033)

Earnings (Loss) per share
—Basic	$0.19	$(0.02)	$(0.14)
—Diluted	$0.19	$(0.02)	$(0.14)

Weighted average number of shares of common stock outstanding
—Basic	40,254,192	38,229,944	36,353,149
—Diluted	40,637,876	38,229,944	36,353,149

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. Dollars)

	Common stock		Shares to be issued for services	Subscriptions received	Additional paid in capital	Accumulated other comprehensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ equity
	Shares	Amount
Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614
Stock-based compensation	—	—	—	—	707,204	—	—	—	707,204
Exercise of stock options	609,500	609		—	828,355	—	—	—	828,964
Exercise of warrants	441,000	441	—	(1,423,710)	1,476,869	—	—	—	53,600
Shares issued for services	15,000	15	(42,750)	—	42,735	—	—	—	—
Subscriptions received (note 13a)	—	—	—	25,938	—	—	—	—	25,938
Other comprehensive income (loss)
—Foreign currency translation	—	—	—	—	—	302,490	—	—	302,490
Net loss for the year	—	—	—	—	—	—	—	(696,033)	(696,033)
Transfer to dedicated reserves (note 14)	—	—	—	—	—	—	684,047	(684,047)	—

Balance, December 31, 2006	40,121,028	$40,121	$—	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. Dollars)

	Common stock		Subscriptions Received	Additional paid in capital	Accumulated Other comprehensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ equity
	Shares	Amount
Balance, December 31, 2006	40,121,028	$40,121	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777
Stock-based compensation	—	—	—	179,742	—	—	—	179,742
Payment to release shares in escrow	—	—	—	1,394,333	—	—	—	1,394,333
Exercise of stock options	184,000	184	(25,938)	240,196	—	—	—	214,442
Subscriptions received (note 13a)	—	—	9,170	—	—	—	—	9,170
Other comprehensive income
—Foreign currency translation	—	—	—	—	1,310,985	—	—	1,310,985
Net income for the year	—	—	—	—	—	—	7,650,406	7,650,406
Transfer to dedicated reserves (note 14)	—	—	—	—	—	1,830,867	(1,830,867)	—

Balance, December 31, 2007	40,305,028	$40,305	$9,170	$32,109,997	$1,956,456	$2,999,396	$(7,111,469)	$30,003,,855

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(Expressed in U.S. Dollars)

	2007	2006	2005
Cash flows from (used in) operating activities
Net Income (loss) for the year	$7,650,406	$(696,033)	$(5,110,627)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
—deferred income taxes	(229,055)	(391,401)	(8,000)
—stock-based compensation	179,742	707,204	3,355,708
—common stock issued or to be issued for services	—	—	42,750
—inventory provision	373,473	1,319,704	—
—In process research and development with acquisition of 20.56% Sinovac Beijing interest	—	—	232,531
—research and development expenditures qualified for government grants	(843,910)	(845,122)	(1,231,652)
—provision for doubtful accounts	455,674	580,900	447,431
—imputed interest on advances from related parties	—	—	(62,300)
—written-off equipment and loss on disposal	4,016	41,511	—
—depreciation of property, plant and equipment and amortization of licenses and permits	1,401,892	1,268,145	1,101,526
—minority interest	3,562,501	1,001,279	(132,314)
Change in other assets and liabilities (net effect of acquisition of subsidiary)
—accounts receivable	(6,774,082)	(4,595,598)	(3,361,922)
—inventories	(1,832,193)	(2,513,257)	(333,223)
—prepaid expenses and deposits	(859,411)	99,832	159,639
—accounts payable and accrued liabilities	1,227,128	2,387,546	3,330,340

Net cash provided (used) in operating activities	4,316,181	(1,635,290)	(1,570,113)

Cash flows from (used in) financing activities
Loans proceeds	3,938,455	3,758,504	3,667,482
Loans repayment	(2,730,662)	(2,560,564)	(1,523,227)
Proceeds from issuance of common stock	214,442	882,565	5,529,268
Proceeds from shares subscribed	9,170	25,938	1,423,710
Payment to release shares in escrow	1,394,333	—	—
Dividends paid to minority shareholders of Sinovac Beijing	(839,469)	(570,124)	(379,123)
Government grant received	3,531,285	739,172	1,222,494
Advances from related parties	—	1,765,097	1,605,160
Advances to related parties	—	(56,591)	(401,322)
Due to related parties	46,971	—	—

Net cash provided by financing activities	5,564,525	3,983,997	11,144,442

Cash flows from (used in) investing activities
Restricted cash	24,215	127,159	248,881
Deposit relating to land use rights	—	438,492	(427,873)
Proceed from disposal of equipment	—	5,011	—
Acquisition of 20.56% interest in Sinovac Beijing from minority interest	—	—	(2,260,000)
Acquisition of property, plant and equipment	(2,466,469)	(1,139,980)	(2,443,700)

Net cash used in investing activities	(2,442,254)	(569,318)	(4,882,692)

Exchange gain on cash and equivalents	384,213	114,992	57,763

Increase in cash and cash equivalents	7,822,665	1,894,381	4,749,400
Cash and cash equivalents, beginning of year	9,248,832	7,354,451	2,605,051

Cash and cash equivalents, end of year	$17,071,497	$9,248,832	$7,354,451

Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$453,174	$258,226	$141,163

Cash paid for income taxes	$1,968,393	$416,771	$124,326

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

1. Nature of Business and Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., (“parent company”), its 71.56% (see note 6) owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and its 100% owned subsidiaries Tangshan Yian Bioengineering Co., Ltd. (“Tangshan Yian”) and Sinovac Biotech (Canada) Ltd. (“Sinovac Canada”). Collectively, they are referred to as “the Company.”

The Company, through its subsidiaries, Sinovac Beijing and Tangshan Yian, primarily operates in China and it is in the business of research and development, production and sales of pharmaceutical products. Sinovac Beijing was incorporated under the laws of China on April 28, 2001. In January 2004, the Company acquired a 100% interest in Tangshan Yian. Tangshan Yian was incorporated under the laws of China on February 9, 1993.

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

2. Significant Accounting Policies

(a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company, its 71.56% owned subsidiary, Sinovac Beijing and its 100% owned subsidiaries, Tangshan Yian and Sinovac Canada. All significant intercompany transactions have been eliminated.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

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

Effective January 1, 2006, the Company prospectively adopted Statement of Financial Accounting Standards No.151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expenses, not included in inventory costs.

For the year ended December 31, 2007, the Company charged nil (2006- $902,000) in excessive fixed production overhead and abnormal wasted materials to cost of sales. There is no effect of the adoption of SFAS 151 on the Company’s consolidated financial statements for the year ended December 31, 2007. The effect for 2006 was an increase in net loss of $902,000 and a decrease in earnings per share of $0.02. The adoption of SFAS 151 had no effect on the Company’s statement of cash flows.

(g) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

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

Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives which are estimated to be 10 years. Carrying values of such assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There were no impairment adjustments to the carrying value of the licenses and permits for the years ended December 31, 2007, 2006 and 2005.

(i) Impairment of Long-Lived Assets

Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset. If the asset were not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There have been no impairment losses recognized to date.

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

(k) Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. The Company

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

provides its customers with a limited right of return. Revenue is recognized upon delivery and a reserve for sales returns is recorded. The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists.

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are part of selling expenses in the consolidated statements operations. In 2007, $367,394 (2006—$198,283; 2005—$118,810) related to shipping and handling costs was included in selling expenses in the accompanying consolidated statements of operations.

(l) Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $37,388 for the year ended December 31, 2007 (2006—$87,288; 2005—$12,543).

(m) Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s statements of operations.

Government grants for reimbursement of research and development expenses are taken into income in the period in which the expenses are incurred and the conditions imposed by the government authorities are fulfilled. Government grants recognized are offset against research and development expenses in the Company’s statement of operations.

(n) Government Grant for Capital Expenditure

Government grants for building production facilities are deferred and amortized in the same manner as the production facilities are amortized.

(o) Foreign Currency Transactions

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

(p) Stock-based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123(R), Share Based Payment, which supersedes the previous accounting under

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

Statement No. 123, or SFAS 123, Accounting for Stock-Based Compensation. SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments to employees, including grants of stock options. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the service period in the statement of operations. The Company adopted SFAS 123(R) using the modified prospective transition method which recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. The modified prospective transition method does not require the restatement of prior periods to reflect the impact of SFAS 123(R). Since the Company previously accounted for stock-based compensation under the fair value provision of SFAS 123, adoption of SFAS123(R) did not have a significant impact on the financial position or consolidated statement of operations.

(q) Comprehensive Income (Loss)

The Company’s comprehensive income (loss) consists of net earnings (loss) and foreign currency translation adjustments.

(r) Earnings (Loss) Per Share

Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company has adopted SFAS No. 128, “Earnings per Share.” Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

(s) Financial Instruments and Concentration of Credit Risks

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term loans payable, accounts payable and accrued liabilities, dividend payable and due to related parties approximates their fair value. The fair value of long-term debt is based on the discounted value of contractual cash flows and at December 31, 2007, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and cash equivalents and accounts receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are primarily government agencies. No single customer accounted for more than 10% of total sales for the year ended December 31, 2007. One customer accounted for 11% of total sales for year ended December 31, 2006. Two customers accounted for 21% of total sales for the year ended December 31, 2005. As at December 31, 2007—$13,461,221 (RMB98,456,715) (2006—$4,742,547 (RMB37,074,865), (2005—$4,213,075

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

(RMB34,000,358)), of cash is denominated in Chinese RMB and is held in China. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is subject to significant interest risk. The interest-bearing loans are short-term or at variable rate based on the bank’s floating lending rate.

(t) Accounting for Derivative Instruments and Hedging Activities

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

(u) Recently Adopted Accounting Pronouncement

The Company adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“Fin 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in come taxes recognized in enterprises’s financial statements in accordance with FASB Statement NO.109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed “more-likely- than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position deos not meet the “more-likely-than-not” threshold then it is not recognized in the financial statements.

The Company has reviewed the tax positions taken, or to be taken, in its tax return for all tax years currently open to examination by a taxing authority in accordance with the recognition and measurement standards of FIN 48. The Company’s adoption of FIN 48 as of January 1, 2007 did not have a material impact on the Company’s financial position or results of operations. The adoption of FIN 48 did not result in a cumulative adjustment to equity and there were no unrecognized tax benefits, penalties or interest at the time of or subsequent to adoption. The Company is currently not under examination by any authority for income tax purposes and no statutes for income tax filings have been extended.

The Company is not subject to taxation in the U.S. Sinovac Biotech Ltd.’s (Parent company) taxing jurisdiction is Antigua and Barbuda, Sinovac Biotech (Canada) Ltd. (Subsidiary incorporated in Canada) has no transactions/activities since inception. The Company’s two subsidiaries Sinovac Beijing and Tangshan Yian’s taxing jurisdiction are China. Examinations of income tax returns filed by the Company and its active subsidiaries that are still subject to examination are Sinovac Beijing for December 31, 2003 and subsequent years, and Tangshan Yian for December 31, 2003 and subsequent years.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

(v) Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS 141R if and when a future acquisition occurs.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB released FSP No. FAS 157-2. FSP No. FAS 157-2 defers the effective date of FASB 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities, or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No.160, “Non–controlling interest in consolidated financial statements.” SFAS No.160 clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.

This statements amends FASB No.128, Earning per share, the calculation of the EPS amounts in consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS No.160 is effective for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of SFAS No.160 on its consolidated financial position and results of operations.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

3. Accounts Receivable

	2007	2006
Trade receivables (note 8)	$18,960,033	$11,164,547
Allowance for doubtful accounts	(1,993,224)	(1,445,617)

	16,966,809	9,718,930
Other receivables	17,083	14,791

Total	$16,983,892	$9,733,721

4. Inventories

	2007	2006
Raw materials	$752,964	$387,565
Finished goods	2,443,304	1,209,091
Work in progress	549,689	486,740

Total	$3,745,957	$2,083,396

5. Property, Plant and Equipment

	2007
	Cost	Accumulated Depreciation	Net book Value
Construction in progress	$2,486,866	$—	$2,486,866
Plant and building	6,950,956	1,130,178	5,820,778
Land-use rights	1,176,470	149,995	1,026,475
Machinery and equipment	7,469,025	2,676,807	4,792,218
Motor vehicles	575,734	251,308	324,426
Office equipment and furniture	428,123	256,387	171,736
Leasehold improvement	1,446,321	189,429	1,256,892

Total	$20,533,495	$4,654,104	$15,879,391

	2006
	Cost	Accumulated Depreciation	Net book Value
Construction in progress	$120,176	$—	$120,176
Plant and building	6,388,876	851,618	5,537,258
Land-use rights	1,100,712	113,399	987,313
Machinery and equipment	6,642,520	1,870,545	4,771,975
Motor vehicles	421,856	211,325	210,531
Office equipment and furniture	364,389	211,395	152,994
Leasehold improvement	1,353,187	106,339	1,246,848

Total	$16,391,716	$3,364,621	$13,027,095

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

As at December 31, 2007, land-use rights and plant and building with a net book value of $4,843,000 were pledged as collateral for the outstanding bank loans (note 8). Depreciation expense for the year ended December 31, 2007 was $1,044,558 (2006 -$923,137; 2005—$784,008).

6. Acquisition of Non-controlling Interest in Sinovac Beijing

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

The amount assigned to in-process research and development relating to influenza virus HA vaccine, totalling $232,531, was written off at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.”

7. Licenses and Permits

	2007	2006
Inactive hepatitis A	$2,888,483	$2,702,481
Recombined hepatitis A&B	415,356	388,610

	3,303,839	3,091,091
Less: accumulated amortization	(1,909,787)	(1,438,629)

Total	$1,394,052	$1,652,462

(a)	Amortization expense for the licenses and permits was $357,334 for the year ended December 31, 2007 (2006—$341,008; 2005—$317,518).

(b)	The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

2008	$357,000
2009	$357,000
2010	$357,000
2011	$146,000
2012	$40,000

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

(c)	Also see note 1.

8. Loans Payable

	2007	2006
Bank loan: RMB10,000,000, bearing interest at 6.12% per year, interest is payable quarterly and the principal is repayable on December 28, 2007, The loan was collateralized by certain equipment and a floating charge to certain accounts receivable with a carrying value of $2.31 million at the time when loan was granted. The loan was repaid in 2007.	—	1,279,181

Bank loan: RMB10,000,000, bearing interest at 6.84% per year, interest is payable monthly and the principal is repayable on July 24, 2008. The loan is collateralized by a floating charge to certain accounts receivable with a carrying value of $6.50 million at the time when loan was granted. As at December 31, 2007, these accounts receivable have an approximate carrying value of $5.76 million.	1,367,222	—

Loan from China High Tech Investment Co., Ltd.: $nil (2006-RMB5,800,000) unsecured. The loan was repaid in 2007.	—	741,925

Bank loan: RMB10,000,000, bearing interest at 8.02% per year, interest is payable quarterly and the principal is repayable on December 19, 2008, The loan is collateralized by certain accounts receivable with a carrying value of $2.94 million at the time when loan was granted. As at December 31, 2007, these accounts receivable have an approximate carrying value of $3.36 million.	1,367,222	—

Bank loan: RMB15,000,000 bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.56% in 2007, interest is payable monthly, the principal is due on July 25, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing, 71.56% subsidiary of the Company, with a net book value of $4,843,000.	2,050,833	—

Bank loan: RMB15,000,000, (2006—RMB5,000,000) (current portion of long-term bank loan of RMB20,000,000) bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.56% in 2007 and from 5% to 6.50% in 2006; interest is payable quarterly and the principal is due on August 15, 2008. (RMB5,000,000 of RMB20,000,000 was repaid in August 2007) The loan is collateralized by the land-use rights and plant of Sinovac Beijing, 71.56% subsidiary of the Company, with a net book value of $4,834,000.	2,050,833	639,591

Total loans payable—current	$6,836,110	$2,660,697

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

	2007	2006
Bank loan: RMB15,000,000 (long-term portion of RMB20,000,000 million) bearing interest at the bank’s floating lending rate, which ranged from 5% to 6.5% in 2006 and 2005; interest is payable quarterly, and the principal is due on August 15, 2008. (Reclassified to current liability in 2007)	—	1,918,772

Bank loan: RMB15,000,000 bearing interest at the bank’s floating lending rate, which ranged from 5%—6.5% in 2006, interest is payable monthly, the principal is due on July 15, 2008. (Reclassified to current liability in 2007)	—	1,918,772

Bank loan: RMB10,000,000 bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.56% in 2007; interest is payable quarterly and the principal is due on December 12, 2009. The loan is collateralized by the land-use rights and plant of Sinovac Beijing, 71.56% subsidiary of the Company, with a net book value of $4,843,000.	1,367,222	—

Total loans payable—long-term	$1,367,222	$3,837,544

The weighted average effective interest rate was 6.37%, 5.97%, and 5.79% for the years ended December 31, 2007, 2006 and 2005, respectively.

9. Income Taxes

Sinovac Beijing and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year. The tax holiday had no impact on Tangshan Yian’s operating results as Tangshan Yian was in a tax loss position. Sinovac Beijing is granted a “New Technology Enterprise” certificate by Chinese government, under which Sinovac Beijing is entitled to a tax holiday. It was exempt from income taxes for three years until 2003, is subject to a 7.5% corporation income tax rate until 2006 and 15% thereafter until it no longer qualifies as a “New Technology Enterprise.” The parent company is not subject to income taxes.

If the tax holiday of Sinovac Beijing described above had not existed, the income tax expenses (net of minority interest) would have been increased by approximately $1,879,972 (RMB14,430,102), $1,196,847 (RMB9,553,113), $535,541 (RMB4,380,725) for the years ended December 31, 2007, 2006, and 2005 respectively. Basic and diluted earning (loss) per common share would have been approximately $0.14, $(0.05) and $(0.15) for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has structured its business and operations on an international basis. The Company's history is that it has also been involved in a number of business combinations and significant financing. As a result the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities. The Company has adopted FIN 48 on January 1, 2007 as fully disclosed in note 2(u).

On March 16, 2007, The National People’s Congress of China passed “The Law of the People's Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises (“FIE”s) but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

income tax rate of 25%. Sinovac Beijing is currently enjoying a tax holiday under a “New Technology Enterprise” certificate. It is likely that Sinovac Beijing would be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. The implementation rules for the new law were announced in December 2007. However, the implementation rules do not clearly define “New Technology Enterprise.” The Company will continue to monitor the detailed implementation rules of the grandfathering provisions of the new law.

Income taxes are attributed to the operations in China and consist of:

	2007	2006	2005
Current	$2,203,173	$491,914	$220,111
Deferred	(229,055)	(391,401)	(8,000)

Total income tax expense	$1,974,118	$100,513	$212,111

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2007	2006	2005
Income taxes at the statutory income tax rate	$—	$—	$—
Loss of the subsidiary (Tangshan Yian) at higher rate in China	(93,279)	(79,521)	(270,502)
Income of the subsidiary (Sinovac Beijing) at higher rate in China	1,907,430	269,360	(43,023)
Loss of the Company not subject to tax	93,279	79,521	270,502
Non-deductible expenses	88,667	61,056	281,105
Valuation allowance on deferred income tax assets (Sinovac Beijing)	67,791	86,650	—
Future tax rate difference on current timing differences	(11,972)	(161,545)	(17,924)
Others	(77,798)	(155,008)	(8,047)

Income taxes	$1,974,118	$100,513	$212,111

The tax effects of temporary differences that give rise to the Company’s deferred tax assets (liabilities) are as follow:

	2007	2006
Tax losses carried forward	$637,383	$544,104
Excess of tax cost over net book value of certain long-lived assets	1,434,648	1,130,351
Less: valuation allowance	(799,275)	(630,754)

Total deferred tax asset	1,272,756	$1,043,701
Less: current portion	579,703	454,274

Total deferred tax asset-long term	$693,053	$589,427

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

With the history of four years taxable income in Sinovac Beijing, the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to temporary differences in respect of long lived assets should be reversed. Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of temporary differences. If taxable income from operations is not sufficient, the Company will employ tax planning strategies that relate to the realization of gains on land use rights at the time that those assets are no longer required.

Based on these factors, the Company concluded that a valuation allowance in respect of temporary differences was not required at December 31, 2007. The valuation allowance relating to losses carried forward of Tangshan Yian is still required as realization of this element of the potential tax benefit is still uncertain.

10. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Trade payable	$775,921	$655,387
Machinery and equipment payable	588,979	102,560
Accrued expenses	4,234,790	2,124,308
Value added tax payable	155,396	232,304
Income tax payable	532,075	271,705
Other tax payable	62,921	55,127
Withholding personal income tax	998,897	2,008,131
Bonus and benefit payables	1,852,719	1,182,192
Other payables	321,120	741,110

Total	$9,522,818	$7,372,824

11. Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Amounts due to related parties are unsecured, do not bear interest, are due on demand, and consist of the following:

	2007	2006
Due to a principal shareholder	$46,971	—

Total	$46,971	—

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2007	2006	2005
Interest income earned on the advances to related parties	$7,823	$70,174	$95,763
Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing (see (c) below)	$317,743	$161,056	$170,988

(c)	In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for annual lease payments totaling $183,621 (RMB1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits and long term prepaid expenses and deposits as at December 31, 2007, are $114,175 (December 31, 2006—$78,134) representing the lease deposit made to this related party.

In June 2007, the Company entered into another operating lease agreement with Bioway Biotech Group Holding Ltd., with respect to expansion Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $268,244. The lease commenced in June 2007 and has a term of 20 years. Included in prepaid expenses and deposit and long term prepaid expenses and deposits as at December 31, 2007, are $525,112 representing the lease deposit made to this related party.

(d)	In 2004, a promissory note owed by a former director of the Company to Tangshan Yian approximating $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him. The Company set up 100% provision in 2005 with respect to the related interest owing by this individual. As of December 31, 2007, total $164,291 representing the interest owing on the $2.6 million promissory was received from this individual.

(e)	In 2007, the Company paid $7,505 to its directors for management consulting services (2006-13,977, and 2005—$72,000).

(f)	In 2005, the Company made a deposit of $433,694 to a company controlled by a director of Sinovac Beijing in respect of land-use rights. As at December 31, 2005, the Company decided not to pursue the acquisition, and the deposit was refunded to the Company.

(g)	In 2007, the Company paid director fees of $18,408 (2006-23,055, and 2005- $25,944) to a management services company that is 50% owned by a director of the Company.

(h)	The Company entered into a license agreement with a corporation related with China Bioway (a non-controlling interest of Sinovac Beijing) in respect to the trademark used on the Company’s products for nil consideration. This license agreement is non-exclusive and expires on August 20, 2011.

(i)	In 2007, the Company received $1,394,333 of cash payments representing the $1 million debts and its related interest assumed by a former director in connection with the acquisition of Tangshan Yian which completed in 2004. The Company previously issued 1,500,000 common shares to this individual which were placed in escrow. These shares were released in 2007.

12. Stock Options

(a) Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The Plan expires on November 1, 2023. A maximum of 5,000,000 common

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

stocks have been reserved under the plan. Each stock option entitles its holder to purchase one common share of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

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

(b) Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option pricing model:

	2007	2006	2005
Expected volatility	—	75.97%	59.9%
Risk-free interest rate	—	4.74%	4.51%
Expected life (years)	—	3.0	5.0
Dividend yield	—	Nil	Nil
Weighted average fair value of options granted	—	$1.39	$2.93

The expected volatility related to 2006 grants is based on the Company’s historical stock prices. Prior to 2006, computation of expected volatility was based on comparable companies’ historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

(c) Stock Options Activity

	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2004	4,959,000	2.62
Granted	368,000	3.01
Forfeited	(110,000)	(1.31)
Canceled	(2,000,000)	(4.55)
Exercised	(1,345,700)	(1.31)

Options outstanding at December 31, 2005	1,871,300	1.64
Granted	115,000	2.64
Forfeited and cancelled	(391,000)	(1.80)
Exercised	(609,500)	(1.36)

Options outstanding at December 31, 2006	985,800	1.87
Granted	—	—
Forfeited and cancelled	(1,000)	(1.31)
Exercised	(184,000)	(1.33)

Options outstanding and vested or expected to vest at December 31, 2007	800,800	$1.99	$2,504,408

Exercisable at December 31, 2007	717,300	$1.92	$2,298,003

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.01—$2.00	459,000	0.92	$1.31	459,000	0.92	$1.31
$2.00—$3.00	160,000	3.37	$2.58	76,500	2.90	$2.50
$3.01—$4.00	181,800	2.81	$3.20	181,800	2.81	$3.20

	800,800		$1.99	717,300		$1.92

The Company charged $179,742, $707,204, and $3,355,708 of stock-based compensation relating to selling, general and administrative expenses in 2007, 2006 and 2005, respectively. The stock compensation expenses are charged to the consolidated statement of operations over vesting period of the options using the straight-line amortization method.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $328,547, $1,226,550, and $3,311,572, for 2007, 2006 and 2005, respectively, determined as of the date of option exercise.

As at December 31, 2007, there was approximately $80,215 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a period of 27 months. The estimated fair value of stock options vested during 2007, 2006 and 2005 was $191,565, $810,031, and $1,081,045 respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

13. Common Stock

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

In 2006, the Company issued 609,500 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $2.40 per share for the total proceeds of $828,965. In 2006, the Company received cash proceeds of $25,938 on the exercise of stock options. The shares were issued in 2007.

In 2007, the Company issued 184,000 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $2.40 per share for the total proceeds of $214,442. In 2007, the Company received further cash proceeds of $9,170 on the exercise of stock options for which the shares were issued subsequent to the year-end.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

(b) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Outstanding at December 31, 2004	—	$—

Granted	602,970	$3.35
Expired	—	—
Exercised	(64,737)	(3.35)

Outstanding at December 31, 2005	538,233	3.35

Granted	—	—
Expired	—	—
Exercised	(437,000)	(3.35)

Outstanding at December 31, 2006	101,233	4.00

Granted	—	—
Expired	(101,233)	4.00
Exercised	—	—

Outstanding at December 31, 2007	—	$—

(c) Stock issued for services

In 2005, the Company agreed to issue 15,000 shares of common stock to a consulting firm for investor relation services rendered at a value of $42,750. The shares were issued in 2006.

14. Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing and Tangshan Yian, are required to maintain dedicated reserves from its after-tax net income determined in accordance with the Chinese GAAP, which include a general reserve and an enterprise expansion reserve. Tangshan Yian is required to set aside at least 10% of its after-tax net income each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax net income to its general reserve fund and enterprise development fund.

For the year ended December 31, 2007, Sinovac Beijing appropriated 10% (2006 -10%) and 5% (2006—5%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively. For the year ended December 31, 2007, the general reserve and the enterprise expansion reserve are $1,220,578 (RMB9,297,385) (2006-$456,032 (RMB3,565,026)) and $610,289 (RMB4,648,692) (2006—$228,015 (RMB1,782,513)) respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of their boards of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund. For the year ended December 31, 2007, the board of directors of Sinovac Beijing approved $610,289 (RMB4,648,692) (2006- $228,016 (RMB1,782,513)) for contribution to such fund which shall be utilized for collective staff benefits such as

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

building of staff quarters or housing. The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2007, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. As of December 31, 2007, dividends payable of $ 3,000,459 (2006- $919,382), represent the minority interest in the share of dividends declared by Sinovac Beijing.

In addition to the above reserves accrual, transferring the profit from the Chinese subsidiaries to the countries outside of China also requires the Company and certain shareholders to comply with the certain administrative rules governed by the relevant Chinese government authorities.

15. Deferred Government Grants

Deferred government grants (current) represents research and development grants received, net of research and development expenditure incurred. In 2007, the Company received $ 943,178 (RMB6,898,500) (December 31, 2006—$754,717 (RMB5,900,000)) in government grants for research and development expenses.

Deferred government grants (non-current) of $2,734,444 (RMB20 million) (December 31, 2006—$nil) represents the amount that the Company received in 2007 for construction of an influenza vaccine production facility. The condition of receiving the production facility grant requires the Company to spend an equal amount of the grant received on the influenza production facility and the entire facility, is required to manufacture pandemic influenza vaccines at any given moment by the Chinese government. As of December 31, 2007, the Company has incurred $3,500,000 on the influenza production facility, of which $2,050,000 in the construction in progress on the consolidated balance sheets.

16. Exclusive Promotion Service Agreement

In June 2007, the Company entered an Exclusive Promotion Service Agreement (the “Agreement”) with an unrelated enterprise (the “Agent”) to grant the Agent an exclusive right in promotion of the Company’s adult influenza vaccines (“Anflu”) to non-tender customers in mainland China. Pursuant to the Agreement, the Company is responsible for producing, packing, pricing and selling pediatric formulation of the influenza vaccines. The Agent provides promotion services.

17. Letter of Intent with An Unrelated Corporation

In October, 2007, the Company entered a non-binding letter of intent (the “LOI”) with an unrelated corporation to contemplate the incorporation of a joint venture company (the “JV”) for the development, licensing and manufacturing of flu vaccines.

Pursuant to the LOI, the Company will own a minority stake in the JV and will contribute cash, plant and equipments, and influenza production license. The other party will contribute cash, equipment and know-how, and provide technical support to the JV.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007 and 2006

(Expressed in U.S. Dollars)

18. Segmented Information

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

	2007	2006
Assets
North America	$3,719,135	$4,542,454
China	53,728,827	32,466,730

Total	$57,447,962	$37,009,184

The Company’s revenues by products are as follows:

	2007	2006	2005
Sales
Inactive hepatitis A vaccines	$28,612,446	$14,878,194	$6,454,043
Recombined hepatitis A&B vaccines	132,569	230,810	380,063
Influenza vaccines	4,796,172	245,604	—

Total	$33,541,187	$15,354,608	$8,607,948

19. Non Cash Transactions

In 2005, the Company agreed to issue 15,000 restricted shares of common stocks to a consulting firm for investor relation services at a value of $42,750 (note 13c). The shares were issued in 2006.

20. Collaboration Agreement

The Company has entered into a Development Collaboration Agreement (the “Agreement”) with the China Center for Disease Control and Prevention (the “China CDC”) to co-develop Pandemic Influenza vaccine (the “Vaccine”). Pursuant to the Agreement, both parties agreed to be responsible for certain specified expenditures associated with the Vaccine development and to jointly apply for government research and development grants. Pursuant to the same Agreement, the Company will be the applicant for and the owner of the future New Drug Certificate, production license and any patent or know-how in connection with the Vaccine. In return, the Company agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after the Company gains profits from the sale of the Vaccine. As at December 31, 2007, the research and development of the Vaccine is still in process.

21. Minority Interest

Minority interest represents the interest of minority shareholders in Sinovac Beijing based on their proportionate interest in the equity of that company adjusted for their proportionate share of income or losses from operations. The minority interest was 49% for the period January 1, 2005 through February 3, 2005 and 28.44% for the period February 4, 2005 through December 31, 2005 and fiscal year 2006 and 2007.

22. Subsequent Events

Subsequent to the year end, the Company completed a private placement by issuing 2,500,000 common shares of the Company at $ 3.90 per share, with total proceeds of $9,750,000.