Form 20-F
period 2008-12-31
SINOVAC BIOTECH LTD
filed 2009-05-01
CIK 1084201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
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
No.39 Shangdi Xi Road,
Haidian District, Beijing 100085
People’s Republic of China
Tel: +86-10-6296-3661
Fax: +86-10-6296-6910
E-mail: yangg@sinovac.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares, per value $0.001 per share	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

42,893,928  ordinary shares as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐     No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

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

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“common shares” are to our common shares, par value $0.001 per share;

•	“GAAP” refers to general accepted accounting principles in the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Sinovac,” “we,” “us,” “our company” and “our” are to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Sinovac Beijing” are to Sinovac Biotech Co., Ltd., our majority-owned subsidiary incorporated in China;

•	“Tangshan Yian” are to Tangshan Yian Biological Engineering Co., Ltd., our wholly owned subsidiary in China; and

•	“Sinovac Hong Kong” are to Sinovac Biotech (Hong Kong) Ltd., our wholly owned subsidiary in Hong Kong.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended December 31, 2006, 2007 and 2008 and consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The following selected consolidated statements of operations data for the fiscal years ended December 31, 2004 and 2005 and consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except for share and per share data)

Statement of operations data
Sales	6,454	8,608	15,355	33,541	46,497
Cost of sales	1,938	2,346	4,232	6,502	9,936
Gross profit	4,516	6,262	11,123	27,039	36,561
Operating expenses:
Selling, general and administrative expenses	8,843	10,278	9,753	11,958	17,463
Research and development expenses	286	234	325	965	2,767
Purchased in process research and development	—	233	—	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	334	555	605	641	750
Total operating expenses	9,462	11,299	10,683	13,564	20,980
Operating income (loss)	(4,946)	(5,037)	440	13,475	15,581
Interest and financing expenses	(369)	(229)	(319)	(478)	(702)
Interest and other income	321	235	285	191	291
Income (loss) before income taxes and minority interest	(4,994)	(5,031)	406	13,187	15,170
Income taxes (recovery)	(767)	212	101	1,974	2,954
Minority interest share of (earnings) loss	(440)	132	(1,001)	(3,563)	(4,205)
Net earnings (loss) for the year	(4,667)	(5,111)	(696)	7,650	8,010
Earnings (loss) per share – basic and diluted	(0.14)	(0.14)	(0.02)	0.19	0.19
Weighted average number of common shares outstanding – basic	32,742,837	36,353,149	38,229,944	40,254,192	42,426,703
– diluted	32,742,837	36,353,149	38,229,944	40,637,876	42,450,606

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance sheet data
Cash and cash equivalents	$2,605	$7,354	$9,249	$17,071	32,894
Restricted cash	391	149	24	1	-
Total assets	22,420	31,299	37,009	57,448	83,203
Short-term loans	2,605	2,418	2,661	6,836	8,024
Total current liabilities	6,656	8,844	11,864	24,445	21,279
Long-term debts	202	2,664	3,838	1,367	2,188
Net assets	12,437	18,023	19,245	30,004	49,714
Minority interest	3,125	1,769	2,063	2,898	7,185
Total stockholders’ equity	$12,437	$18,023	$19,245	$30,004	49,714

Exchange Rate Information

We publish our financial statements in U.S. dollars. Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars in the following manner.

The assets and liabilities of our PRC subsidiaries, Sinovac Beijing and Tangshan Yian, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date of RMB 6.8542 to $1.00. Revenue and expenses are translated at an average exchange rate of RMB6.9623 to $1.00. Gains and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

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

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Company

We have a history of net losses and although we recently became profitable, we may be in a loss position again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception, and although we first became profitable for the year ended December 31, 2007 and stayed profitable for the year ended December 31, 2008, we cannot assure you that we will remain profitable.  We incurred net losses of $5.0 million and $0.7 million in 2005 and 2006 and we recorded a profit of $7.7 million and $8.0 million in 2007 and 2008.  As of December 31, 2008, we had an accumulated deficit of $1.7 million. Our losses have resulted principally from our selling, general and administrative expenses, including our share-based compensation. We expect to incur additional losses in the future if our sales do not increase or if our expenses grow. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets, shareholders’ equity and cash flow. We cannot assure you that we will be able to sustain or increase our profitability.

We will need additional capital to expand the production capacity for our existing products, to continue development of our product pipeline and to market existing and future products on a large scale.  We cannot guarantee that we will find adequate sources of capital in the future.

We will need to raise additional funds from the capital markets to finance expenditures for equipment, to acquire intellectual property, to expand the production capacity for our existing products, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2008, we had approximately $32,894,102 in cash and cash equivalents. Although we believe we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

•	proceed with the research and development of other vaccine products, including clinical trials of new products;

•	develop or acquire other product candidates or technologies;

•	establish and expand manufacturing capabilities;

•	commercialize our products, including the marketing and distribution of new and existing products;

•	protect our intellectual property;

•	seek and obtain regulatory approvals;

•	finance general and administrative and research activities that are not related to specific products under development; and

•	acquire minority interests in Sinovac Beijing or other companies.

In the past, we funded most of our research and development and other expenditures through government grants, working capital, and proceeds from private placements of our common shares. We intend to raise additional funds in the near future because our current operating and capital resources may be insufficient to meet future requirements.

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

We generate all of our revenues from sales of our vaccine products. 97% of our sales in 2006, 85% of our sales in 2007 and 86% of our sales in 2008 were attributable to Healive.  Revenue from sales of Healive was $14.8 million, $28.6 million and $40.7 million in 2006, 2007 and 2008, respectively.  We began marketing and selling Bilive in 2005, but sales of this product were limited before 2007. In 2008, revenue from sales of Bilive was $1.66 million. Because Bilive is a combination hepatitis A and B vaccine, and Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect sales of Healive to continue to comprise a substantial portion of our revenues in the near future. Since Healive and Bilive compete with each other to a certain degree, this could reduce our revenues and margins, and any increase in pricing pressure on these products could also adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

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

We took remedial steps to address the potential violation of the Sarbanes-Oxley Act by issuing a letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment of all outstanding loan balances including accrued interests. We have since received full repayment of the amounts owed by Lily Wang and Heping Wang.  Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public U.S. companies, including us, from extending or maintaining personal loans to its directors or executive officers.  The arrangements with Ms. Wang and Mr. Wang may have violated this prohibition.  The potential violation of the Section 402 may cause governmental authorities, such as the

Securities and Exchange Commission or other U.S. authorities, to impose certain criminal, civil, and administrative sanctions or penalties upon us.  Similarly, private parties may also bring civil litigations against us for such violations.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We have evaluated our internal control system and documentation and will, if necessary, remediate any shortcomings we identify. We also hired a professional consultant to assist us in such efforts in 2006 and 2007. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

We have taken actions to remediate this deficiency by adding a review process by tax consultants on complicated tax issues. Our management is required to assess the impact of control deficiencies based upon both quantitative and qualitative factors, and depending upon that analysis we classify such identified deficiencies as either a control deficiency, significant deficiency or a material weakness.

In addition, if management or our independent registered public accountants identify errors in our interim or annual financial statements, it is statistically more likely that such errors may meet the quantitative threshold established under Staff Accounting Bulletin No. 99, "Materiality", that could, depending upon the complete qualitative and quantitative analysis, result in our having to restate previously issued financial statements.

Although management concluded that internal control was effective for the period ended December 31, 2008, we cannot be certain that the effectiveness of internal control can be maintained in the future. Our failure to achieve and maintain effective internal control over financial reporting could result in loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares, and cause us to be unable to raise sufficient capital. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the NYSE Amex, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences to us.

We have previously failed to comply with the continued listing requirements of the American Stock Exchange, now known as NYSE Amex, and we cannot assure you that we will comply with applicable listing requirements in the future. For example, until April 2006, we were not in full compliance with the NYSE Amex corporate governance deadlines requiring maintenance of an independent board of directors with a majority of independent directors, establishment of a compensation committee, corporate governance and nominating committee and adoption of a code of ethics. In addition, the NYSE Amex requires that we hold shareholder meetings annually. We convened a meeting of our shareholders in August 2007 but had to cancel the meeting because we could not form the necessary quorum. With the permission of the NYSE Amex, we extended to April 30, 2008 the deadline for holding our 2007 shareholders’ meeting. If we are unable to comply with exchange requirements at some time in the future, the NYSE Amex could de-list our shares from trading on that exchange. If our common shares were to be de-listed by the NYSE Amex, we might be unable to list our common shares with another stock exchange.  In that event, trading of our common shares might be limited to the over-the-counter market.

De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all.  In addition, de-listing by the NYSE Amex might negatively impact our reputation and, as a consequence, our business.

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

The technologies applied by our competitors and us are rapidly evolving, and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors in hepatitis A vaccines, hepatitis A and B vaccines and influenza vaccines, please see “Item 4. Information on the Company – B. Business overview ─ Competition”.

We may not be able to maintain market share in China’s growing “inactive” hepatitis A vaccine market, which could adversely affect our ability to increase our revenues.

Effective January 1, 2006, liquid formulations of attenuated hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by the NICPBP.  As a result, the use of inactive vaccines in China was increased considerably and the increase is expected to continue over the next several years.  We believe that Western pharmaceutical companies should benefit from this growing market for inactive vaccines since they manufacture the majority of inactive vaccines worldwide.  Western pharmaceutical companies should also benefit because inactive vaccines are more expensive to manufacture and they typically have more financial resources than Chinese pharmaceutical companies.  Although we supplied 33% of the total hepatitis A vaccine market in China, or 69% of the inactivated hepatitis A vaccine market, in 2007, we supplied only 23% of the total hepatitis A vaccine market, or 54% of the inactivated hepatitis A vaccine market, in 2008. Going forward, we may not be able to compete with Western pharmaceutical companies to further penetrate the inactive vaccine market, which could adversely affect our ability to grow our revenues.

We may not be able to capture market share in the government-funded hepatitis A vaccine market, which could adversely affect our revenues, and if we do capture market share in this market, we may need to sell our hepatitis A vaccine at low cost, which could adversely affect our gross margin.

In a government working report presented in March 2007 at the Fifth Session of the Tenth National People’s Congress, Wen Jiebao, China’s Premier, indicated that the PRC government will expand its immunization program and purchase vaccines to prevent 15 different infectious diseases, including hepatitis A. We expect the program to increase the overall size of the hepatitis A vaccine market in China.  However, we may not be able to capture market share in the government-funded hepatitis A vaccine market because domestic suppliers of freeze-dried, live attenuated hepatitis A vaccine may be able to supply this market at a lower cost and with higher quantities of vaccine than we can.  If we are unable to capture market share in the government-funded hepatitis A vaccine market, our sales volume may not grow significantly.  Moreover, if we do successfully capture market share in the government-funded hepatitis A vaccine market, we may need to sell our vaccines at a lower price than we do in the private market.  Any reduction in the average selling price of our hepatitis A vaccines could adversely affect our gross margin.

If end-users, such as hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even if our vaccines obtain regulatory approval for commercialization, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, hospitals and physicians may elect not to recommend these products for a variety of reasons, including the reimbursement policies of government and third-party payors. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

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

The pandemic influenza threat may abate, or alternative vaccines or technologies may be adopted, before our pandemic influenza vaccine achieves significant sales.

We devoted significant resources to research and develop our whole viron vaccine for pandemic influenza and continue to devote resources to the development of our split viron vaccine for pandemic influenza.  Although our whole viron pandemic influenza vaccine completed Phase II clinical trials and obtained a production license in April 2008, it may not become a profitable product.

The threat of a pandemic influenza outbreak may subside, other organizations may obtain licenses for their own pandemic influenza vaccines, or government health organizations may acquire adequate stockpiles of pandemic influenza vaccine or adopted other technologies or strategies to prevent or limit outbreaks before our pandemic influenza vaccine achieves significant sales.  We invested substantial resources to develop a pandemic influenza vaccine but we may not achieve a return on our investment before the threat of a pandemic influenza outbreak subsides or a competing product is adopted.

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

In addition, if we fail to secure long-term supply relationship for some of the raw materials we use, our business could be harmed.  For example, we do not have a long-term supply agreement for the hepatitis B vaccine we use for Bilive production.  We source the hepatitis B vaccine entirely from Beijing Temple of Heaven Biological Products Co., Ltd.  In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B vaccine to be used in our Bilive production exclusively from Beijing Temple of Heaven for 10 years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B vaccine supply relationship.  However, this agreement is silent on whether Beijing Temple of Heaven is obligated to furnish us with hepatitis B vaccine for 10 years.

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

We cannot guarantee that China Bioway will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third-parties will not challenge or invalidate China Bioway’s ownership even if it does obtain such ownership certificates. If that happens, we may need to vacate our existing facilities and build alternative facilities, causing material and adverse disruptions to our business operations. China Bioway obtained the approval certificate for the design of the leased buildings. It will take several months or longer for the ownership certificate to be issued according to a related process within the China regulatory agency.

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

We are a small company with 354 full-time employees as of December 31, 2008, and we depend to a great extent on principal members of our management and scientific staffs.  If we lose the services of any key personnel, in particular Mr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates.  We do not currently have any key man life insurance policies.  We have entered into employment agreements with our executive officers under which they have agreed to restrictive covenants relating to non-competition and non-solicitation.  These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future.  In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success.  Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high.  There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue.  We may not be able to retain existing personnel or attract and retain qualified staff in the future.  If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008.  A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2009 or any future taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information – E. Taxation—United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such US Holder.

For more information, see “Item 10. Additional Information – E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

If we are unable to enroll sufficient vaccinees and identify clinical investigators for our clinical trials, our development programs could be delayed or terminated.

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

We may have difficulty obtaining sufficient vaccinee enrollment or clinician participation to conduct our clinical trials as planned, and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly.  These considerations may lead us to consider the termination of development of a product for a particular indication.

A setback in any of our clinical trials or field trials could adversely affect our stock price.

In July 2008, we initiated Phase II clinical trials of a split viron vaccine against the H5N1 strain of pandemic influenza in collaboration with the China Center for Disease Control and Prevention, or China CDC. We are also developing vaccines to protect against Japanese encephalitis, Enterovirus 71-related hand, foot and mouth disease and rabies in humans, as well as a vaccine to protect against rabies in animals.  Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares.

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

In response to a pandemic or the perceived risk of a pandemic, governments in China and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business.  For example, an outbreak of influenza could subject our manufacturing locations to seizure by the PRC government.  The PRC government may also require that we grant compulsory licenses to allow competitors to manufacture products that are protected by our patents or may resume its price control over vaccines although such control has recently been lifted in China.

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

We have no patent protection for our hepatitis or influenza vaccines.  We have two issued patents and one patent application pending in the PRC relating to our SARS vaccine technology.  The process of seeking patent protection in

China can be lengthy and expensive, and we cannot assure you that our pending patent applications, or any patent applications we may make in the future in respect of other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage.  Our patent applications may be challenged, invalidated or circumvented in the future.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008.  It is difficult to predict how long the current situation may last and when and how it may change again.

As a portion of our costs and expenses is denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in Renminbi, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Our business benefits from certain government incentives.  Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

The PRC government provides incentives to “High and New Tech Enterprises,” including Sinovac Beijing, and previously provided incentives to foreign-invested enterprises, including Sinovac Beijing and Tangshan Yian, including tax incentives.

On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” became effective. Under the new enterprise income tax law and its implementation rules, foreign-invested enterprises, or FIEs, such as Sinovac Beijing and Tangshan Yian, and domestic companies are subject to EIT at a uniform rate of 25%, subject to a transition period during which tax incentives previously granted to FIEs may continue.  Pursuant to the rules applicable during this transition period, Tangshan Yian is subject to a 25% income tax rate in 2008, but is eligible for a full exemption from income taxes for two years starting from 2008, and a 50% reduction in income taxes for the next three years.

Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies.  Sinovac Beijing reconfirmed its “High and New Tech Enterprises” status according to the new criteria and obtained the corresponding certificate on December 24, 2008. It qualified for a preferential income tax rate of 15% from 2008 to 2010, after which time the income tax rate will be reviewed every three years depending on if

Sinovac Beijing is in compliance with the “High and New Tech Enterprises” criteria.  Any change in the preferential tax rates or tax holidays currently enjoyed by our subsidiaries will reduce our after-tax profit.

The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda.  As a foreign legal person, dividends derived from our subsidiaries in the PRC were exempt from income tax under PRC law before January 1, 2008.  Under the newly enacted PRC Enterprise Income Tax Law promulgated by the Fifth Meeting of the Tenth National People’s Congress on March 16, 2007 and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from our subsidiaries, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda.  As of the date of this prospectus, Antigua and Barbuda has not entered into any such tax treaties with the PRC.

In addition, the newly enacted PRC Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income.  Under the newly enacted Implementation Rules of the PRC Enterprises Income Tax Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question.  Substantially all members of our management are located in the PRC.  As substantially all members of our management continue to be located in the PRC after January 1, 2008, the effective date of the newly enacted PRC Enterprise Income Tax Law and its implementation rules, we may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on our worldwide income, although the dividends that we receive from our PRC subsidiaries would be exempt from PRC withholding tax if we are recognized as a PRC tax resident.

Under the PRC Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the PRC Enterprise Income Tax Law, our shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of our shares by our non-PRC enterprise shareholders were subject to the EIT, your investment in our shares would be materially and adversely affected.

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

SAFE Notice 75 applies retroactively to PRC residents who have established or controlled an offshore special purpose company that made onshore investments in the PRC prior to the issuance of the SAFE Notice 75.  In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational procedures for SAFE registration under

SAFE Notice No. 75.  This guidance standardized more specific and stringent supervision on registrations relating to SAFE Notice No. 75.  Mr. Weidong Yin, our chairman of the board of directors, chief executive officer and president, out of our current beneficial owners who are PRC residents, has made the required SAFE registration with respect to his investments in our company and Mr. Heping Wang has made the SAFE registration only in Beijing. The failure of our beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to the SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect our business.

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

We are incorporated in Antigua and Barbuda.  Our corporate affairs are governed by our articles of incorporation and by-laws and by the International Business Corporation Act and common law of Antigua and Barbuda.  The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the International Business Corporation Act and common law of Antigua and Barbuda.  The common law of Antigua and Barbuda is derived in part from comparatively limited judicial precedent in Antigua and Barbuda as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda.  The rights of our shareholders and the fiduciary responsibilities of our directors under Antigua and Barbuda law are not as clearly established as they would be under statutes or judicial precedents in the United States.  Among other things, Antigua and Barbuda has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors.  Further, Antigua and Barbuda's body of securities law, and the experience of its courts in addressing corporate and securities law issues of a type often experienced by public companies, is likely less developed than that of some of the other jurisdictions where publicly traded China-based companies are incorporated, such as the Cayman Islands.

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

We are a limited liability corporation incorporated in Antigua, West Indies, and operate under the International Business Corporations Act. Our principal office is at No. 39, Shangdi Xi Rd, Haidian District, Beijing, PRC 100085 and our telephone number is +86-10-6296-3661.

We are a holding company and conduct our business in China through our 71.56% majority-owned subsidiary, Sinovac Beijing, and our wholly owned subsidiaries, Tangshan Yian and Sinovac Hong Kong.  Sinovac Beijing was incorporated on April 28, 2001, Tangshan Yian was incorporated on February 9, 1993 and Sinovac Hong Kong was incorporated on October 21, 2008.

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued 10 million new shares to Lily Wang, one of our current principal shareholders, to acquire a 51% equity interest in Sinovac Beijing.  Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from these shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to these shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

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

In the first quarter of 2008, we issued and sold an aggregate of 2.5 million common shares at $3.90 per share to Sansar Capital Management.  We received approximately $9.75 million in gross proceeds from this private placement of our common shares.

In October 2008, we established Sinovac Hong Kong, a wholly owned subsidiary focused primarily on registering and distributing current and newly-developed vaccine products in Hong Kong and exporting our products abroad.  In addition, Sinovac Hong Kong seeks research and development collaboration opportunities with third parties in Hong Kong.

For additional information regarding our principal capital expenditures, see Item 4.D of this annual report, “Property, Plants and Equipment.”

We file annual reports and other information with the SEC.  These materials can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC’s Public Reference Room at the above address.  Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet website is www.sec.gov.

Our Internet website is www.sinovac.com.  We make available free of charge on our website our annual reports on Form 20-F, our quarterly reports on Form 6-K and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC.  In addition, we provide electronic or paper copies of our filings free of charge upon request. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

B.	Business Overview

We are a fully integrated, profitable China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the production of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine. In April 2008, we received regulatory approvals in China for the production of our whole viron pandemic influenza vaccine, which is approved for sale only to the Chinese national vaccine stockpiling program and will not be sold directly to the commercial market.

•
Healive.  In May 2002, we obtained final PRC regulatory approval for the production of Healive.  Healive is the first inactivated hepatitis A vaccine developed in China.  The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly.  The disease is highly contagious and can be spread by close personal contact with someone carrying the virus, by consuming contaminated food prepared by someone with the disease or by drinking water that has been contaminated by hepatitis A.  According to the WHO, as no specific treatment exists for Hepatitis A, prevention is the most effective approach against the disease and Hepatitis A vaccination provides preexposure protection from HAV infection, which is highly recommended by the WHO.  Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose). Our current manufacturing capacity for Healive is 10 million doses per year.

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

•
Panflu.  In April 2008, Sinovac was granted a production license for Panflu by the China State Food and Drug Administration (SFDA). Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. Under the production license for Panflu granted by SFDA, the vaccine is solely approved for supply to the Chinese national vaccine stockpiling program and will not be sold directly to the commercial market.

We sold approximately 1.3 million, 2.6 million, 5.1 million and 6.93 million doses of Healive, respectively, in 2005, 2006, 2007 and 2008.  We sold approximately 40,000, 55,000, 12,000 and 255,000 doses of Bilive, respectively, in 2005, 2006, 2007 and 2008. We sold approximately 77,000, 1.59 million and 1.46 million doses of Anflu, respectively, in 2006, 2007 and 2008. We have not sold any doses of Panflu.

Our pipeline consists of vaccine candidates in the pre-clinical and clinical development phases in China, including human vaccines for the EV71, Japanese encephalitis and rabies currently in pre-clinical development, a vaccine for the SARS virus that has completed a Phase I clinical trial and a split viron vaccine for the H5N1 influenza virus that has completed a Phase II clinical trial.  Our pipeline also includes a vaccine for rabies in animals that is currently in field trials.

•
EV71 virus.  Enterovirus 71, or EV71, causes hand, foot, and mouth disease, or HFMD, among children. HFMD is a common and usually mild childhood disease, but is associated with neurological disease in a small proportion of cases. There have been a number of outbreaks of EV71 HFMD in the Asia-Pacific region since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan, China (1998, 2008), Australia (1999) and Singapore (2000) among other areas in the region. There is no specific treatment for enterovirus infections and a vaccine is not currently available. In 2007, total reported cases were 83,344, among which 17 cases were fatal. According to a WHO report dated May 7, 2008, as of May 5, 2008, 4,496 cases of EV71 HFMD were reported among infants and young children in Fuyang City, Anhui Province, China, since the beginning of 2008, resulting in 22 deaths.

•
Japanese encephalitis.  The Japanese encephalitis, or JE, virus is a mosquito-borne virus that can infect the central nervous system in human beings and animals.  We are in the pre-clinical stages of development for a new and potentially safer inactivated JE vaccine.  We believe our production technology can increase manufacturing yield, simplify operations and stabilize cultivation conditions, all of which facilitate large-scale automated production. In 2008, we completed preclinical trials and prepared the application for clinical trials, which was filed with the SEDA in January 2009.

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

•
Split viron pandemic influenza vaccine. Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine.  Split viron vaccines are considered to have a better safety profile than whole viron vaccines.  This product has been developed to address the needs of the elderly and young children, who may respond less positively to our whole viron pandemic influenza vaccine than to a split viron vaccine.  Phase I and II clinical trials have been completed.

•
Rabies in humans.  Rabies is an infection of the central nervous system acquired through the bite of a rabid animal.  The WHO recognizes rabies as the infectious disease with the highest fatality rate in humans, which is 100% when left untreated.  Rabies is prevalent in China and the only preventative treatment against rabies in humans is vaccination.  We are conducting pre-clinical trials of a human rabies vaccine, which are nearing completion, and expect to file an application to begin clinical trials of the vaccine in humans in the second half of 2009.

•
Rabies in animals.  Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals.  We have obtained approval from China's Ministry of Agriculture to conduct field trials of our internally developed inactivated animal rabies vaccine, which we recently initiated.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need.  Set forth below is a table that outlines our current marketed products and those that we have developed or are developing.

Stage
Product	Indication	Pre-clinical	Phase I	Phase II	Phase III	On sale
Healive	Hepatitis A

Bilive	Hepatitis A & B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus				(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus

SARS	SARS Virus

EV71 Vaccine	EV71 Virus

Japanese Encephalitis Vaccine	Japanese Encephalitis

Rabies Vaccine for Humans	Rabies Virus (in humans)

Rabies Vaccine for Animals	Rabies Virus (in animals)

(1) Our Panflu whole viron pandemic influenza vaccine did not undergo Phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.

Healive

Healive is the first inactivated hepatitis A vaccine developed, produced and marketed in China.  It is administered intramuscularly and is available in a 1.0 ml dose for adults and a 0.5 ml dose for children.  Healive took approximately 10 years to develop and was granted a New Drug Certificate by the China SFDA in 1999.  We began marketing and sales of Healive in May 2002.  Our current manufacturing capacity for hepatitis A vaccines is 10 million doses per year.  In 2006, 2007 and 2008, we sold approximately 2.6 million, 5.1 million and 6.9 million doses of Healive that amounted to approximately $14.8 million, $28.56 million and $40.7 million in revenues, respectively.  In 2008, there were approximately 26.3 million doses of hepatitis A vaccine released by the China SFDA, among which 5.87 million doses were Healive, representing approximately 22.32% of the total released. Approximately 85% of the hepatitis A vaccines sold in China until December 2005 were attenuated vaccines, with only 15% of hepatitis A vaccines sold in China of the inactivated type.  Effective on January 1, 2006, liquid formulations of attenuated hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by the NICPBP.  We have experienced a significant increase in demand for Healive since 2006 partly due to this change in the law.

In a government working report presented in March 2007 at the Fifth Session of the Tenth National People’s Congress, Wen Jiabao, China’s Premier, indicated that the PRC government will expand its immunization program and purchase vaccines to prevent 15 different infectious diseases, including hepatitis A.  The PRC government also announced plans to increase funding for its vaccination program to RMB 2.8 billion.  The overall hepatitis A vaccine market expanded after the enactment of these policies

Since the launch of Healive, we estimate over 17 million doses have been sold.

Bilive

Bilive is a combined vaccine formulated by purified inactivated hepatitis A virus antigen, available from Healive, and the recombinant yeast-derived hepatitis B surface antigen. Bilive is used to prevent infection from hepatitis A and hepatitis B. Bilive is available in different doses for use in both adults and children. The 1.0ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age.  We produce the hepatitis A antigens used to produce Bilive internally while we source the hepatitis B antigens from Beijing Temple of Heaven Biological Products Co., Ltd.

Bilive is the first, and currently the only, combined inactivated hepatitis A and B vaccine developed and marketed in China.  Bilive took approximately 5 years to develop and was granted a New Drug Certificate by the China SFDA in January 2005.  In June 2005, the China SFDA granted us its approval for the production of Bilive.  We began marketing and sales of Bilive in July 2005.  The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose.  Booster vaccinations are recommended five years after the initial immunization.  Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program.  Accordingly, we do not expect to generate more sales from Bilive than Healive. We sold approximately 12,000 and 255,000 doses of Bilive in 2007 and 2008 respectively.

Anflu

The split virus vaccine, containing virus particles disrupted by detergent treatment, is the primary type of influenza vaccine used worldwide.  Our Anflu vaccine is an inactivated split influenza vaccine formulated from three split inactivated virus solutions.  Anflu is standardized annually according to the virus strains recommended by WHO for the current year.  In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold 77,000 doses, 1.59 million and 1.46 million doses of Anflu in 2006, 2007 and 2008, respectively.

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

We filed our new drug application with the China SFDA in June 2004.  We received the New Drug Certificate for Anflu from the China SFDA on February 25, 2005.  Our Anflu production line is located in Beijing.  We received Anflu GMP certificate in October 2005, which enables us to manufacture Anflu since  the 2006-2007 influenza season.

Whole Viron Pandemic Influenza Vaccine

The H5N1 virus is an influenza virus that is highly contagious and deadly to birds and may cause a human influenza pandemic in the future.  H5N1 virus does not usually infect people, but infections in humans with these viruses can and have occurred. Most of these cases have resulted from people having direct or close contact with H5N1-infected poultry or H5N1-contaminated surfaces. Since 2003, a growing number of human H5N1 cases have been reported in many countries including China.  More than half of the people infected with the H5N1 virus have died. There is a significant concern that H5N1 will evolve into a virus capable of human-to-human transmission because of suspected cases identified in Indonesia in May 2006.

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

The WHO has been the key driver in gathering global resources to develop a viable vaccine that may prevent pandemic influenza. Since early 2004, the WHO has been providing the reverse genetic bird influenza virus strain at no cost to vaccine manufacturers around the world to assist in their pandemic influenza R&D efforts. In March 2004, we were provided by the WHO such reverse genetic bird influenza virus strain and began to develop our own vaccine. As part of our efforts, in December 2004, we signed a pandemic influenza vaccine co-development agreement with the China CDC to jointly develop a pandemic influenza vaccine. Pursuant to this co-development agreement, we agreed, among other things, to conduct pandemic influenza vaccine R&D based on our established vaccine R&D technical platform and to apply for a New Drug Certificate, production license and patents for a pandemic influenza vaccine, and the China CDC agreed, among other things, to strategize development of the pandemic influenza vaccine, provide us with scientific guidance to vaccine specifications and conduct certain pandemic related research and vaccine development-related analysis and testing. Both parties agreed to be responsible for certain specified expenditures associated with the vaccine development and to jointly apply for government R&D funds. However, the co-development agreement expressly provides that we will be the applicant for and owner of the future New Drug Certificate, production license and any patent or know-how in connection with the pandemic influenza vaccine. In return, we have agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after we gain profits from the sale of pandemic influenza vaccines. We applied for grants from the PRC and local governments to further help fund our pandemic influenza vaccine development initiatives. In 2006, the Chinese government approved a grant of RMB20 million for the expansion of our flu vaccine production capability. The funds were received in 2007.

We began human clinical trials for the pandemic influenza vaccine in December 2005.  In April 2006, we announced the completion of the immunization schedule of a Phase I clinical trial of H5N1 in which 120 volunteers aged from 18 to 60 completed the two shot regimen of either the vaccine or a placebo.  We completed a Phase I clinical trial of a pandemic influenza vaccine in June 2006.  Blood samples taken from volunteers were tested for antibody growth and immunogenicity.  The results of the Phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by the Committee for Proprietary Medicinal Products of the European Union.  We received approval from the China State Food and Drug Administration (SFDA) in April 2007 to conduct Phase Ib and II trials of the H5N1 whole viron vaccine.  In December 2007, we announced top-line preliminary Phase II results of pandemic influenza (H5N1) whole viron vaccine. The Phase II trial of the H5N1 whole viron inactivated vaccine was conducted by Beijing Centers for Disease Control and Prevention. It included 402 volunteers, between the ages of 18 and 60, who were each vaccinated with two doses of 5 ug, 10 ug or 15 ug. The preliminary results of the trials suggested that each of the three dosages can induce varying degrees of immune response. In particular, the preliminary results of the Phase II clinical trial reached the EMEA evaluation standards for seasonal flu vaccines, which is an indication of good immunogenicity of the vaccine. The trial result did not show any serious adverse reaction among volunteers, suggesting the vaccine has a good safety profile. In April 2008, the China SFDA granted approval for the production of Panflu, which limits our sale of Panflu to the Chinese national vaccine stockpiling program.

Our Product Pipeline

Split Viron Pandemic Influenza Vaccine

We received approval from the China State Food and Drug Administration (SFDA) in April 2007 to conduct Phase I and Phase II clinical trials of our split viron pandemic influenza vaccine effective against the H5N1 virus. The Phase I clinical trial was completed successfully.  This trial was conducted by the Beijing Centers for Disease Control and Prevention and enrolled 160 volunteers between the ages of 3 and 70, sorted into four separate age groups, who received doses of 5, 10, 15 or 30 micrograms of the vaccine.  The volunteers were followed for an observation period during which no serious adverse events occurred.  The Phase II clinical trial was initiated in the second quarter of 2008.  The purpose of the Phase II trial was to further assess the immunogenicity and safety of the vaccine, as well as to determine vaccination dosage.  350 volunteers covering three separate age groups, namely children, adults and the elderly, were vaccinated.  The Phase II trial ended without the occurrence of any serious adverse events.  We expect to complete our analysis of the results of the Phase II trial and furnish a report in 2009.

EV71 Vaccine

Enterovirus 71, or EV71, causes hand, foot, and mouth disease, or HFMD, among children. HFMD is a common and usually mild childhood disease, but is associated with neurological disease in a small proportion of cases. There have been a number of outbreaks of EV71 HFMD in the Asia-Pacific region since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 and 2001), China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. There is no specific treatment for enterovirus infections and a vaccine is not currently available. In 2007, total reported cases were 83,344, among which 17 cases were fatal. According to a WHO report dated May 7, 2008, as of May 5, 2008, 4,496 cases of EV71 HFMD were reported since the beginning of 2008 among infants and young children in Fuyang City, Anhui Province, China, resulting in 22 deaths.

Sinovac initiated development of an EV71 vaccine in 2008 by partnering with China CDC. Vaccine development is in the pre-clinical stage and we expect to file an application with the SFDA in 2009 to begin clinical trials. Given the severity of recent HFMD outbreaks, the EV71 vaccine has the potential to become a flagship product for us in the future.

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

Rabies Vaccine for Humans

Rabies is an infection of the human central nervous system acquired through the bite of a rabid animal. The WHO recognizes rabies as the infectious disease with the highest fatality rate among humans when left untreated, which is 100%. Rabies is prevalent in China with the reported number of annual human deaths caused by rabies in China ranked the second highest in the world, totaling approximately 3,010 in 2007. Animal rabies is the leading cause of transmission that results in human rabies. We, through our majority owned subsidiary Sinovac Beijing, are currently conducting pre-clinical trials of an inactivated rabies vaccine for humans, which are nearing completion, and expect to file an application to begin clinical trials of the vaccine in humans in the second half of 2009.

Rabies Vaccine for Animals

Animal rabies is the leading cause of transmission that results in human rabies. Improving the immunization of animals is key to reducing the prevalence of rabies in both animals and humans. On January 18, 2008, China approved compulsory vaccination for dogs. According to statistics released by the Ministry of Agriculture, the population of registered dogs in China totals 80 million, 14 million of which reside in urban areas. It is estimated that there are an additional 120 million unregistered dogs in China. Chinese domestic suppliers of animal rabies vaccines currently produce only live attenuated rabies vaccines, which have unsatisfactory medical efficacy. Since there are no China-based vaccine companies supplying the inactivated animal rabies vaccine market in China, imported vaccines have historically represented 100% of the inactivated animal rabies vaccine supply. Because imported formulations are expensive, only a minority of pet owners in urban areas can afford them. Four international suppliers of animal rabies vaccines currently sell inactivated rabies vaccines in China. These are Nobivac, Virbac, Fort Dodge and MERIAL. In addition, several Chinese domestic vaccine manufacturers currently have inactivated animal rabies vaccines under development.

Producers of animal rabies vaccines may benefit from a government program designed to prevent and control animal diseases in China. China's government is increasing investment in the prevention and control of animal diseases because of the human health hazards associated with animal diseases. Between 2000 and 2008, foot and mouth disease, bird flu, swine fever and swine blue ear disease have been included in the government’s compulsory animal vaccination program. The compulsory animal vaccination program, which includes rabies vaccination, has contributed to the creation of a number of animal health enterprises in China with annual revenues in excess of $75 million. Additional market opportunities may develop as the Chinese government continues to expand the scope of the animal vaccination program.

We, through our wholly owned subsidiary Tangshan Yian, have obtained approval from China's Ministry of Agriculture to conduct field trials of our internally developed inactivated animal rabies vaccine, to which we will hold the intellectual property rights. We plan to enter China’s veterinary vaccine market with this product by developing China’s first domestically-produced inactivated rabies vaccine.  We anticipate that field trials for our inactivated animal rabies vaccine will take approximately nine months to complete and that we will launch the vaccine in China's veterinary market in 2010.

Research and Development

We believe we have established a leadership position in the research and development of vaccines in China. Our research and development personnel leverage their significant years of combined experience with what we believe are low operating costs, strong relationships with relevant governmental authorities and research institutes and leading technologies to develop and commercialize our vaccines. We believe our R&D capabilities provide us with a key competitive advantage and we intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as pandemic influenza and SARS and improving on traditional vaccines such as those for Japanese encephalitis. In 2008, we restructured our R&D center and established a R&D team in Beijing to better utilize our scientific and personnel resources.

In order to achieve our R&D goal, part of our R&D strategy is to focus on in-house development and to establish collaborations with domestic and international partners at the same time. We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. In most cases, we will own the commercial rights to the products that result from our existing R&D strategic collaborations. Set forth below are examples of projects on which we have collaborated:

R&D Collaborations

Partner	Projects	Scope of Collaborations
Institute of Laboratory Animal Science, Chinese Academy of Medical Science	SARS	Animal trial
National Institute For the Control of Pharmaceutical and Biological Products	JE, Hepatitis A & B	Hepatitis A vaccine development; Obtaining JE virus strain; Hepatitis A & B quality control standards
National Institute for Viral Disease Control and Prevention, China Center for Disease Control and Prevention	Hepatitis A, SARS, Pandemic Influenza	Epidemic surveillance; virus strain analysis
National Institute for Epidemic Disease, China Center for Disease Control and Prevention	SARS	Blood serum analysis
Department of Microbiology, University of Hong Kong	Pandemic Influenza	Virus sequencing
National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention, China CDC	Universal Pandemic Influenza Vaccine (National High-Tech Research and Development Plan)	Vaccine development
Institute of Laboratory Animal Sciences, University of Agriculture	Inactivated Animal Rabies	Inactivated animal rabies vaccine development
Institute of Laboratory Animal Science, Chinese Academy of Medical Science	Inactivated Animal Rabies	Safety and effectiveness of an inactivated animal rabies vaccine

We regularly obtain financial support from the PRC government to research vaccines for government-sponsored programs, including SARS and pandemic influenza. We received government research funding in the amount of $1,222,000, $739,000, $906,000 and $383,000 for 2005, 2006, 2007 and 2008, respectively. These grants were to fund research in the areas of pre-clinical and clinical trials. The grants for 2008 included a government grant in the amount of RMB1.1 million for Phase II clinical trials of the split viron pandemic influenza vaccine and a government grant in the amount of RMB1.0 million for the development of a universal pandemic influenza vaccine.

Sales and Marketing

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order.  Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. We expect the recent initiation of a national-level, government-funded program for hepatitis A vaccine in China to increase our sales of Healive by increasing overall market demand for hepatitis A vaccine in China.  We expect that sales of Anflu, our seasonal influenza vaccine, will be seasonal and will mirrors the seasonality of the epidemic features of this disease, which usually reaches a peak in the third and fourth quarters.

In July 2007, we entered into an Exclusive Promotion Service Agreement with GlaxoSmithKline (China) Investment Co., Ltd., or GSK, to promote the Anflu adult dosage formulation. Under the agreement, GSK agreed to promote our Anflu adult dosage formulation to non-tender customers in mainland China. We terminated the agreement with GSK in June 2008. Our sales and marketing team currently is responsible for the marketing and promotion of all formulations of Anflu.

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

As of December 31, 2008, we have a sales and marketing team comprising approximately 91 professionals who cover 30 provinces and municipalities. Our sales department and marketing department are supported by other departments within our company, such as our logistics department, clinical research department, quality assurance department and information center.

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

Safety and Quality Assurance

All our facilities are designed and maintained with a view towards conforming with European GMP standards.  Our Healive, Bilive and Anflu facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively.  Panflu is produced in the same production facility as Anflu.  We have a separate GMP certificate for the production of Panflu on the Anflu production line.  To comply with GMP operational requirements, we have implemented a quality assurance plan setting forth our quality assurance procedures, and a complete documentation system.

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

Manufacturing

The production process of our Healive, Bilive and Anflu vaccines can be broadly divided into five stages: cultivation and harvest, purification, inactivation, formulation and filling and packaging.  The production process of our Panflu vaccine is similar to that of Anflu, with the most significant difference being that there is no “split” step because Panflu is a whole viron vaccine while Anflu is a split viron vaccine.  The diagram below illustrates the major steps in each stage of production.

*           For Bilive, the hepatitis B component is added to the hepatitis A component after absorption

The production processes performed on our production line, from bulk production and formulation to filling and packaging, are performed in accordance with SFDA requirements for human vaccine manufacturing.  As of December 31, 2008, our hepatitis A vaccine production capacity was ten million doses per year while our influenza vaccine production capacity was five million doses per year. In order to further expand our production capacity, we are currently expanding our Healive production line to a capacity of 15 million doses per year. Our recently expanded filling and packaging facility has a capacity of 20 million doses per year. Construction of our filling and packaging facility is complete and the GMP certification was granted to the facility on February 2, 2009.

Collaborations

In February 2006, we entered into an exclusive distribution agreement with LG Life Sciences, Ltd. under which LG Life Sciences granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. We have filed the application for regulatory approval for the sale of Euvax B in China. During 2008, we worked with LG Life Sciences to provide supplementary documents and authorities in China tested the vaccine as part of the approval process.

In August 2005, we entered into a distribution agreement with Glovax C.V., a Dutch biopharmaceutical company with operations in Mexico, pursuant to which we appointed Glovax to be the exclusive distributor of our vaccine products in the Mexican market. Glovax has filed the documentation necessary to register our products in Mexico and we expect the Mexican authorities to visit our facilities sometime in 2009 as part of the registration procedure.

In December 2004, we signed a pandemic influenza vaccine co-development agreement with the China CDC to jointly develop a pandemic influenza vaccine. Pursuant to this co-development agreement, we agreed, among other things, to conduct pandemic influenza vaccine R&D based on our established vaccine R&D technical platform and to apply for the new drug certificate, production license and patents for the pandemic influenza vaccine. The China CDC agreed, among other things, to strategize development of the pandemic influenza vaccine, provide us with scientific guidance to vaccine technicalities and conduct certain pandemic related research and vaccine development-related analysis and testing. Both parties agreed to be responsible for certain specified expenditures associated with the vaccine development and to jointly apply for government R&D funds. However, the co-development agreement expressly provides that we will be the applicant for and owner of the future new drug certificate, production license and any patent or know-how in connection with the pandemic influenza vaccine. In return, we have agreed to fund and support the China CDC’s influenza-related investigation and other pandemic control efforts after we gain profits from the sale of pandemic influenza vaccines. Regulatory approval for production of our whole viron pandemic influenza vaccine was obtained in April 2008.

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

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines, because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over cheaper but less safe vaccines provided by local manufacturers and over comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical and biotechnology companies, domestic state-owned entities and domestic private companies that currently engage in, have engaged in, or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

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

We believe we enjoy a number of advantages over our PRC domestic and multinational competitors. Generally, we believe that the principal competitive factors in the markets for our products and product candidates include:

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

We have one registered patent and three patent applications pending in the PRC relating to our SARS vaccine technology. We do not have any other issued patent or pending patent application with respect to our existing vaccine products or product candidates.  The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

Despite any measures we take to protect our intellectual property, no assurance can be made that unauthorized parties will not attempt to copy aspects of our products or manufacturing processes or otherwise our proprietary technology or to obtain and use information that we regard as proprietary

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately $17.2 million to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We also maintain product liability insurance on Healive for an aggregate limit of indemnification for approximately $10,500. We do not currently carry product liability insurance for Bilive or Anflu because of their low sales volume.  Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trails of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance.  See “Item 3. Key Information – D. Risk factors—Risks related to our company— We could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

Under the relevant laws and regulations, our vaccine products are not officially approved for sale in the market until both the product and the production of the product have been approved:

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

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP certificate.

Batch Approval.  Our vaccine products cannot be distributed in the market before they are approved for sale by the relevant medicine inspection institute. We have to apply for examination or inspection, or both examination and inspection, of each batch of our products by the relevant inspection institute.  For each batch of products, we will provide the inspection institute with samples together with manufacturing records, internal inspection records and other quality control documents.  The inspection institute will review the documents and inspect the samples and issue a batch approval within approximately two months, if our manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the China SFDA. With the batch approval, we may distribute the approved batch of vaccines to the market.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries.

* China Bioway Biotech Group Co., Ltd., an affiliate of Peking University, owns the remaining 28.44% equity interest in Sinovac Beijing.

D.	Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Beijing in a 48,900 square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. These facilities were designed by a European pharmaceutical engineering company in accordance with China GMP and international safety guidelines. We own the above-described 48,900 square-foot facility in Beijing. Our production capacity of Hepatitis A vaccine products was six million and ten million doses per year as of December 31, 2007 and 2008, respectively.  We produced 7.1 million doses of Hepatitis A vaccine products in 2008.  In 2008, we built a new filling and packaging line with government grants received in 2007 for the purpose of expanding our pandemic influenza vaccine production capacity to 20 million doses.  The new filling and packaging line achieved a 20 million dose capacity as of February 2, 2009.

In August 2004, we signed two 20-year leases in Beijing with China Bioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Industry Park. We house our Anflu manufacturing and R&D center in these buildings. Our production capacity of Anflu was five million doses of adult formulation per year as of December 31, 2008.  We produced 2.49 million doses of Anflu in 2008.  China Bioway has yet to obtain building ownership certificates for the two buildings. Under the two leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates.

In June 2007, we entered into another 20-year lease with China Bioway, pursuant to which we leased one building of approximately 37,000 square feet located at the Peking University Biological Industry Park in Beijing.  Part of our administrative offices and filling and packaging facilities are located in this building.  The SFDA issued a GMP certificate for the filling and packaging facilities locate in this building, which have a capacity of 20 million doses per year as of February 2, 2009. China Bioway has yet to obtain the building ownership certificate for this building, but has agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain the building ownership certificate.

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

Certain of our bank loans are collateralized by the land use rights and plants of Sinovac Beijing.  We have invested approximately $6.8 million in our production facilities, packaging and filling facilities, research and development centers, administrative offices, and other property, plants and equipment since January 1, 2006.  We have expanded and improved our facilities in Beijing in order to increase our annual production capacity of influenza vaccine to 5 million doses of adult formulation per year, which capacity would permit us to produce 20 million doses of pandemic influenza vaccine per year due to the smaller dosage our clinical trials indicate is required for inoculation against pandemic influenza.  We estimate that we will invest $5.4 million in this expansion, of which $ 4.86 million already has been paid, and that we will expend the remainder of the funds to upgrade equipment in the facility.  We are financing our expansion with retained earnings and government grants.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

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

Overview

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B, seasonal influenza and H5N1 pandemic influenza viruses. In 2002, we successfully launched our first product, Healive, which is the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the sale of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine. In 2008, we received regulatory approval for the production of Panflu, a whole viron pandemic influenza vaccine. Our pipeline consists of four human vaccine product candidates in the pre-clinical and clinical development phases in China, including: (i) a split viron vaccine for the H5N1 strain of pandemic influenza virus, which has completed a Phase II clinical trial; (ii) a vaccine for the Japanese encephalitis (JE) virus currently in pre-clinical development; (iii) a vaccine for the EV71 virus, which causes hand, food and mouth disease, currently in pre-clinical development and (iv) a vaccine for the rabies virus in humans currently in pre-clinical development.  Our vaccine for rabies in animals is in the field study stage of development.

In May 2002, we obtained final PRC regulatory approval for the production of Healive. We sold approximately 2.6 million, 5.1 million and 6.9 million doses of Healive in 2006, 2007 and 2008, respectively. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 255,000 doses of Bilive in 2008, compared to 12,000 doses in 2007 and 55,000 doses in 2006. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold approximately 1.46 million doses of Anflu in 2008, compared to 1.59 million doses in 2007 and 77,000 doses in 2006. In April 2008, we received government approval for production of our Panflu whole viron vaccine against the H5N1 strain of pandemic influenza virus. We have received a production assignment from the PRC government to begin production of Panflu.

Our sales have not been impacted by the global financial crisis and global economic environment.  China’s economy has continued to grow, although at a slower rate, and the healthcare industry in China has been resilient despite the slower growth rate.

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

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,116. Beijing Keding is owned by Weidong Yin and three other senior officers of Sinovac Beijing. In June 2005, we obtained final PRC regulatory approval for production of Bilive. We received the production license for Bilive from the China SFDA in January 2005. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Amortization expense for these proprietary rights was $341,008, $357,334 and $390,949 for 2006, 2007 and 2008, respectively.

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

	Years ended December 31,
	2006	2007	2008
	(in thousands of dollars)
Research and development programs
Healive	—	—	—
Bilive	—	—	—
Anflu	—	—	—
Panflu whole viron and split viron pandemic influenza vaccine	837	1,403	1,317
Japanese encephalitis vaccine	88	213	350
SARS vaccine	57	86	48
Rabies for humans	—	—	276
Rabies for animal	—	—	251
EV71 vaccine	—	—	436
Others	189	107	399
Total	1,171	1,809	3,077

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

SARS and Pandemic Influenza

We commenced the study and research of a SARS vaccine after the SARS outbreak in 2003. In 2004, we became the first company in the world approved to commence a human clinical trial of a SARS vaccine. On May 22, 2004, the commencement of the Phase I clinical trial was announced when the first clinical trial volunteer received his first inoculation. A research grant from the PRC Ministry of Science and Technology and other PRC government agencies on behalf of the PRC provided sufficient funding for the Phase I clinical trial.

The PRC government has provided grants to us, which are accounted for as income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $739,000, $905,648 and $ 283,497 for 2006, 2007 and 2008, respectively. In 2008, we recognized $80,000 in income from the government grant for expansion of our pandemic influenza production capacity. We also recognized government research grant income of $845,122, $843,910 and $1,077,646 in 2006,2007 and 2008, respectively.

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

Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds.  We generally obtain purchase authorizations from our customers for a specified amount of products at a specified price and consider delivery to have occurred when the customer takes possession of the products.  We provide our customers with a limited right of return.  Revenue is recognized upon delivery. A reserve for sales returns is reviewed each year based on historical experience and the best estimation of the management for the current year.  We have demonstrated the ability to make reasonable and reliable estimates of product returns in accordance with the relevant accounting rules.

Stock-based Compensation

Stock-based compensation is based on estimates that have a subjective element. We employ the Black-Scholes option pricing model, which in turn is based upon, among other things, assumptions regarding interest rates, expected life and share volatility. To estimate the risk-free interest rate, we use the U.S. Treasury bill rate for instruments with a similar term to the expected life of the option being granted. The expected volatility related to options granted in 2006 is based on our historical share prices.  Prior to 2006, computation of expected volatility was based on the historical share prices of comparable companies. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behavior.  We granted no stock options in 2007 and 2008.

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

Amortization of intangible assets

We have amortized the value of intangible assets, being licenses and permits, over an estimated 10-year useful life. The estimated life of intangible assets is inevitably subjective, however, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2008, we found no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2008:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9 years	10 years	11 years
Amortization expense	$52,692	$390,949	$(41,026)
Income for the year	$(52,692)	$8,366,645	$41,026
Earning per share	$-	$0.20	$-

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

Allocation of intangible assets

When we acquired our additional 20.1% interest in Sinovac Beijing in February 2005, we had to allocate the purchase price over the fair value of the net assets acquired. We based such allocation upon a third party’s appraisal reports as well as the projected cash flows to be earned from each product.

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

	Cost	Amortization Expense in the Year Ended December 31, 2008
Asset
Inactive hepatitis A	$2,888,483	$346,948
Recombinant hepatitis A and B	$415,356	$40,001
Total	$3,303,839	$390,949

The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

Income tax valuation allowance

In 2008, we recorded a $1,759,768 deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of us to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not. If our evaluation of the circumstances is not correct, we will have to record a charge to operations in respect of any over-accrual of the benefit.

Recent Accounting Pronouncements

We prospectively adopted SFAS No. 157 “Fair Value Measurements” (SFAS 157) on January 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB released FSP No. FAS 157-2. FSP No. FAS 157-2 defers the effective date of FASB 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. We do not have any financial assets and liabilities that are subject to fair value measurement under SFAS 157. The adoption of SFAS 157 does not have an impact on our consolidated financial position, results of operations or cash flows.

We adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) on January 1, 2008.  SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We have not elected to apply the option provided by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141(R). SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in has been recorded and disclosed following existing GAAP until December 31, 2008. We expect SFAS No. 141(R) will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We will adopt SFAS 160 on January 1, 2009. After adoption, non-controlling interests ($7.2 million and $2.9 million at December 31, 2008 and December 31, 2007, respectively) will be classified as shareholders’ equity, a change from its current classification between liabilities and shareholders’ equity. Earnings attributable to minority interests ($4.2 million, 3.6 million, and 1.0 million for 2008, 2007 and 2006, respectively) will be included in net earnings, although such earnings will continue to be deducted to measure earnings per share.

In November 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue 07-01, Accounting for Collaborative Arrangements or EITF No. 07-01. EITF 07-1 provides guidance for determining if a collaborative arrangement exits and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provide guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, we are required to adopt EITF 07-1 beginning January 1, 2009. We are currently evaluating the effect that the adoption of EITF 07-1 will have on its consolidated financial statements.

In November 2008, the EITF issued EITF 08-07, Accounting for Defensive Intangible Assets, or EITF 08-7. EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157 including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect EITF 08-7 will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In November 2008, the EITF issued EITF 08-6, Equity method Investment Accounting Considerations, or EITF 08-6. EITF 08-6 addresses a number of matters associated with the impact of SFAS No. 141R and SFAS No. 160 on the accounting for equity method investments including initial recognition and measurement and subsequent measurement issues. EITF 08-6 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We expect EITF 08-6 will have an impact on accounting for equity method investment if and when such investments are acquired in the future.

RESULTS OF OPERATIONS

	2006			2007			2008
	$		% of net revenues	$		% of net revenues	$		% of net revenues
	(in thousands, except for percentages)
Statement of operations data
Sales		15,355	100.0		33,541	100.0		46,497	100.0
Cost of sales		4,232	27.6		6,502	19.4		9,936	21.4
Gross profit		11,123	72.4		27,039	80.6		36,561	78.6
Operating expenses:
Selling, general and administrative expenses		9,753	63.5		11,958	35.7		17,463	37.6
Research and development expenses		325	2.1		965	2.9		2,767	6.0
Purchased in process research and development		—	—		—	—
Depreciation of property, plant and equipment and amortization of licenses and permits		605	3.9		641	1.9		750	1.6
Total operating expenses		10,683	69.6		13,564	40.4		20,980	45.1
Operating income (loss)		440	2.9		13,475	40.2		15,581	33.5
Interest and financing expenses		(319)	(2.1)		(478)	(1.4)		(702)	(1.5)
Interest and other income		285	1.9		191	0.6		291	0.6
Income (loss) before income taxes and minority interest		406	2.6		13,187	39.3		15,417	32.6
Income taxes expenses		101	0.7		1,974	5.9		(2,954)	(6.4)
Minority interest share of (earnings) loss		(1,001)	(6.5)		(3,563)	(10.6)		(4,205)	(9.0)
Net earnings (loss) for the year		(696)	(4.5)		7,650	22.8		8,010	17.2

Sales

Revenues from sales represent the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Taxes and Incentives.”  We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and vaccines and our ability to maintain prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and vaccinees is influenced by the performance and pricing of our products.

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively.

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. We priced Anflu competitively to offer attractive economic returns to our distributors. The prices of our products are significantly lower than those of foreign imports. Panflue pricing will be determined on a cost plus basis in consultation with the government.

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

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2006, 2007 and 2008 amounted to $4,232,000, $6,502,000 and $9,936,000, respectively. We produce our own products and conduct the final product packaging in-house.

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

Substantially all of our sales are conducted in the PRC. Under PRC law, Sinovac Beijing and Tangshan Yian are both subject to enterprise income tax, or EIT, and VAT. Sinovac Beijing is classified as a “New Technology Enterprise”. As such, it was subject to a reduced EIT rate of 15% in 2008, compared to a statutory rate of 25% for most companies in China.  For the three fiscal years ended December 31, 2006, 2007 and 2008, Sinovac Beijing incurred income tax expenses of $491,914, $2,203,173 and $3,441,168, respectively. VAT is charged based on the selling price of our products at a rate of 6%.  Tangshan Yian was subject to an EIT rate of 25% in 2008.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales. Sales increased 38.7% to $46,497,000 in 2008 from $33,541,000 in 2007. Our sales in 2008 comprised sales of Healive, Bilive and Anflu. We generated $40,706,000 and $28,612,000 in sales of Healive in 2008 and 2007, respectively. We generated $1,657,000 and $133,000 in sales of Bilive in 2008 and 2007, respectively.  We also generated $4,064,000 and $4,796,000 in sales of Anflu in 2008 and 2007, respectively. The total number of doses sold increased from 6.7 million in 2007 to 8.6 million in 2008. Revenue growth in 2008 was mainly attributed to 1) government purchases of Healive and Bilive after an earthquake in Sichuan province on May 12, 2008 and 2) increased market share of hepatitis A vaccines in the private vaccine market in China.

Cost of Sales. Cost of sales increased 52.9% to $9,936,000 in 2008 from $6,502,000 in 2007. For Healive, cost of sales increased 48.5% compared to a 42.5% increase in sales, primarily because of higher utility and direct labor costs, and higher packaging material costs related to our new filling and packaging line. For Anflu, cost of sales increased 53.3% compared to a sales decrease of 15.2%, primarily due to the failure of one batch of Anflu produced in 2008 to pass the batch approval process and increased inventory write-offs at year end.

Gross Profit. Gross profit increased 39.5% to $37,709,765 in 2008 from $27,039,000 in 2007. Gross profit margin, including depreciation of land use rights and amortization of licenses and permits, was stable at 80.1% and 80.6 % for 2008 and 2007, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 46.0% to $17,463,000 from $11,958,000 in 2007. Our selling expenses increased 40.2% in 2008 to $10,484,000 from $7,480,000 in 2007. The increase in selling expenses was due to 1) greater numbers of, and increased compensation to, sales personnel; 2) increased transportation costs due to the shipment of vaccines by air to earthquake areas and 3) increased Anflu sales promotion efforts. Our general and administrative expenses increased 55.8% to $6,978,000 in 2008 from $4,478,000 in 2007 due to 1) increased payroll and bonuses and 2) increased professional fees.

We recorded stock-based compensation of $67,000 in 2008 compared to $180,000 in 2007.  We did not grant any stock options in 2007 and 2008.  In 2006, 100,000 stock options were granted to the directors at an exercise price of $2.64 per share and 15,000 stock options to the employees at an exercise price of $2.69 per share. The stock options granted to our directors and employees in 2006 had a weighted average estimated fair value of $1.39 and $1.51 per share, respectively.  We granted options with different vesting schedules.  As a result, as at December 31, 2008, we had unrecognized compensation costs of $14,000. This unearned component will be recognized over a period of 15 months.

Research and Development Expenses. Research and development expenses increased by 186.8% to $2,767,000 in 2008 from $965,000 in 2007, primarily representing amounts spent researching and developing vaccines for pandemic influenza, rabies in humans, Japanese encephalitis, EV71 and rabies in animals, net of government grants to fund these activities. The PRC government provided grants to us that are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2008, we received universal influenza and pandemic influenza research grants of $143,632 and $150,813, respectively. In 2008, we recognized government research grant income of $310,000 compared to $844,000 in the prior year.

Interest and Financing Expenses. Interest and financing expenses increased by 46.7% to $702,000 in 2008 from $478,000 in 2007, mainly resulting from a higher loan payable balance.

Income Taxes. We incurred an income tax expense of $2,954,000 in 2008 compared to $1,974,000 in 2007. In 2008, we incurred a $3,441,000 liability for income taxes on profits in Sinovac Beijing and recorded a $487,000 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures.  In 2008 and 2007, Tangshan Yian had a net loss.

Net Income (Loss). Net income increased to $8,010,000 in 2008 from a net income of $7,650,000 in 2007.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales. Sales increased 118.4% to $33,541,000 in 2007 from $15,355,000 in 2006. Our sales in 2007 comprised sales of Healive, Bilive and Anflu. We generated $28,612,000 and $14,878,000 in sales of Healive in 2007 and 2006, respectively. We generated $133,000 and $231,000 in sales of Bilive in 2007 and 2006, respectively.  We also generated $4,796,000 and $246,000 in sales of Anflu in 2007 and 2006, respectively.  The total number of doses sold increased from 2.7 million in 2006 to 6.7 million in 2007. Revenue growth in 2007 was mainly attributed to 1) increased demand for Hepatitis A vaccination after its inclusion in the government vaccine plan; 2) local CDCs’ reevaluation of the Hepatitis A vaccination rate and providing the vaccination to population groups who will not be covered by the government vaccination plan; 3) our gaining further market share after the phasing out of the liquid formulation of live attenuated hepatitis A vaccine as mandated by the Chinese government at the end of 2006, which previously accounted for 80% of China’s hepatitis A vaccine market; and 4) our co-promotion strategy with another pharmaceutical company with regard to Anflu vaccines that significantly increased our Anflu sales.

Cost of Sales. Cost of sales increased 53.7% to $ 6,502,000 in 2007 from $4,232,000 in 2006. For Healive, cost of sales increased 38.5% compared to a 92.3% increase in sales, primarily because of the achievement of economic scale of production. For Anflu, cost of sales increased 85.5% compared to a sales increase of 1852.8%. In 2007, we have normalized our influenza production process and experienced no charge in excessive fixed production overhead and abnormal wasted material to the cost of goods sold compared to and $902,000 in 2006.

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

We recorded stock-based compensation of $180, 000 in 2007 compared to $707,000 in 2006. We did not grant any stock options in 2007. In 2006, 100,000 stock options were granted to the directors at an exercise price of $2.64 per share and 15,000 stock options to the employees at an exercise price of $2.69 per share. The stock options granted to our directors and employees in 2006 had a weighted average estimated fair value of $1.39 and $1.51 per share, respectively.  We granted options with different vesting schedules. As a result, as at December 31, 2007, we had unrecognized compensation costs of $80,000. This unearned component will be recognized over a period of 27 months.

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

Income Taxes. We incurred an income tax expense of $1,974,000 in 2007 compared to $101,000 in 2006. In 2007, we incurred a $2,203,000 liability for income taxes on profits in Sinovac Beijing and recorded a $229,000 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. In 2007 and 2006, Tangshan Yian had a net loss.

Net Income (Loss). Net income increased to $ 7,650,000 in 2007 from a net loss of $696,000 in 2006.

B.	Liquidity and Capital Resources

As of December 31, 2008, we had an accumulated deficit of $1.7 million. We do not expect to maintain the same high growth rate we achieved in 2008 over the next few years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Since our inception, we have financed our operations primarily through sales revenue, sale of equity securities, capital raised from private placement, and interest income earned on cash and cash equivalents. We have also generated funds from debt financing and from government research grants.

In the first quarter of 2008, we raised $9,750,000 through the sale of 2,500,000 common shares in a private placement.

We made capital expenditures of $3.9 million, $2.4 million and $1.1 million in 2008, 2007 and 2006, respectively. We believe that our current cash and cash equivalents, and anticipated cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash because of changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may need to raise additional money and may seek to do so by: (1) out-licensing technologies or products, (2) securing debt financing or (3) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditure requirements and the scale of our operations. We expect to attempt to raise additional funds in advance of depleting funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term needs will require the successful commercialization of our product candidates and, at this time, we cannot reliably estimate if or when that will occur, and the process may require additional capital as discussed above.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Net cash provided by (used in) operating activities	$(1,635)	$4,316	10,505
Net cash used in investing activities	(569)	(2,442)	(3,960)
Net cash provided by financing activities	3,984	5,565	8,318
Net increase in cash and cash equivalents	1,894	7,823	15,823
Cash and cash equivalents at beginning of period	7,354	9,249	17,071
Cash and cash equivalents at end of period	$9,249	$17,071	32,894

Operating activities

Net cash provided by operating activities was $10,505,000 in 2008, compared to $4,316,000 in 2007. Net cash provided by operating activities in 2008 was primarily the result of our growing business which yielded a net income of $8,010,000, decreased by $310,000 by cash paid for research and development expenditures qualified for government grants, and adjusted by a minority interest of $4,205,000 and certain non-cash charges including stock-based compensation ($67,000), a provision for doubtful debt ($ 24,000), a provision for inventory ($1,028,000), a provision for fixed asset of ($126,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,689,000).

Net cash provide by operating activities was $4,316,000 in 2007, compared to cash used of $1,635,000 in 2006. Net cash provided by operating activities in 2007 was a result of a net income of $7,650,000, decreased by $844,000 by cash paid for research and development expenditures qualified for government grants, and adjusted by a minority interest of $3,563,000 and certain non-cash charges including stock-based compensation ($180,000), a provision for doubtful debts ($456,000), a provision for inventory ($373,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,402,000).

Net cash used in operating activities was $1,635,000 in 2006. Net cash used in operating activities in 2006 was a result of a net loss of $696,000, increased by $845,000 cash paid for research and development expenditures qualified for government grants, and adjusted by a minority interest of $1,001,000 and certain non-cash charges including stock-based compensation ($707,000), a provision for doubtful debts ($581,000), a provision for inventory (1,320,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,268,000).

Investing activities

Net cash used in investing activities was $3,960,000 in 2008 compared to $2,442,000 in 2007. In 2008, cash used in investing activities included $3,976,000 used to acquire property, plant and equipment partially offset by proceeds of $17,000 from the disposal of equipment. As of December 31, 2008, we had spent $4,872,000 on the influenza vaccine production line, of which $2,172,000 was included in construction in progress on the consolidated balance sheets.

Net cash used in investing activities was $2,442,000 in 2007 compared to $569,000 in 2006. In 2007, cash used in investing activities included $2,466,000 used to acquire property, plant and equipment partially offset by $24,000 released from restricted cash. We committed to spend at least RMB40 million ($5,469,000) to expand our influenza vaccine production line to a capacity of five million doses of adult formulation (equivalent to 20 million doses of pandemic flu vaccine) per year as a precondition to our receipt of a government grant in the amount of RMB20 million ($2,734,000). As of December 31, 2007 we had spent RMB25.7 million ($3.52 million) that may be applied to this amount, which left us with a further RMB14.3 million ($1.94 million) commitment for expansion of our influenza vaccine production line. Our spending commitment on the influenza vaccine production line had been met as of December 31, 2008.

Net cash used in investing activities was $569,000 in 2006. In 2006 cash used in investing activities included $1,140,000 used to acquire property, plant and equipment. The cash used in investing activities was partially offset by $127,000 released from restricted cash and $438,000 repayment of deposit in relation to land use rights.

Financing activities

Net cash provided by financing activities was $8,318,000 in 2008 compared to $5,565,000 in 2007. In 2008, net cash provided by our financing activities included proceeds of $9,815,000 from issuance of common shares and proceeds of $383,000 from government funding, offset by payments of $368,000 for the repurchase of common shares. We also received loan proceeds of $8,618,000 and made loan payments of $7,182,000. We paid dividends of $2,948,000 to minority shareholders in Sinovac Beijing in 2008.

Net cash provided by financing activities was $5,565,000 in 2007 compared to $3,984,000 in 2006. In 2007, net cash provided by our financing activities included proceeds of $214,000 from issuance of common shares, proceeds of $9,000 from shares subscribed, and proceeds of $3,531,000 from government funding. We received $1,394,000 from a related party on releasing escrowed shares. We also received loan proceeds of $3,938,000 and made loan payments of $2,731,000. We paid dividends of $839,000 to minority shareholders in Sinovac Beijing in 2007.

Net cash provided by financing activities was $3,984,000 in 2006. In 2006, net cash provided by our financing activities included proceeds of $882,000 from issuance of common shares, $26,000 proceeds from shares subscribed, $1,765,000 of advances from related parties and $739,000 proceeds from government funding. We paid $570,000 as dividends to minority shareholders in Sinovac Beijing. We also received loan proceeds of $3,758,000 and made loan payments of $2,560,000 in 2006.

At December 31, 2008, we had $8.0 million in long-term interest bearing loans and $2.2 million in short-term borrowings, offset by $32.9 million in cash, resulting in a liquid assets balance of $22.7 million, compared with $8.89 million at the end of 2007. We hold our cash and cash equivalents in interest-bearing dollar and RMB denominated accounts at registered banks.  The following table summarizes our borrowings as of December 31, 2008:

Type	Amount	Interest Rate	Maturity Date
Bank loan	RMB10,000,000 ($1,458,959)	floating rate (7.47% from December 13, 2007 to December 12, 2008	December 12, 2009
Bank loan	RMB10,000,000 ($1,458,959)	7.20% fixed rate	October 15, 2009
Bank loan	RMB10,000,000 ($1,458,959)	5.85% fixed rate	December 15, 2009
Bank loan	RMB15,000,000 ($2,188,441)	7.47% fixed rate	July 23, 2009
Bank loan	RMB10,000,000 ($1,458,959)	5.58% fixed rate	November 27, 2009
Bank loan	RMB15,000,000 ($2,188,439)	floating rate (7.56% for the 12 months ending August 25, 2009)	August 25, 2010

Our weighted average effective interst rate was 6.85%, 6.87% and 5.97% for the years ended December 31, 2008, 2007 and 2006, respectively.  We believe that we will continue to be able to obtain loans and access the capital markets on terms and in amounts that will be satisfactory to us.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2008 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual obligations
R&D Expenses	—	—	$58	—	—
Long-Term Debt	$2,188	—	$2,188	—	—
Operating Lease Obligations	$8,540	—	1,483	$989	$6,068
Total	$10,728	—	$3,729	$989	$6,068

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of December 31, 2007.

Directors and Executive Officers	Age	Position/Title
Weidong Yin	44	Chairman, President, Chief Executive Officer, Secretary and Director
Xianping Wang	54	Director
Simon Anderson(1)(2)(3)	47	Director
Yuk Lam Lo(1)(2)(3)	60	Director
Chup Hung Mok (1)(2)(3)	51	Director
Jinling Qin	63	Acting Chief Financial Officer
Jiansan Zhang	53	Vice General Manager
Nan Wang	42	Vice General Manager
Changjun Fu	49	Vice General Manager

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

Mr. Xianping Wang has served as a director of our company since March 2006. He has also been the president and CEO of Xinhua China Ltd. since September 2004, which is a company listed on the FINRA Over-the-Counter Bulletin Board under the symbol “XHUA”. He has also served as the president of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, and from 1992-1997 he served as the president of Beijing New Fortune Investment Co., Ltd. as well as general manager of Beijing Fuhua Constructions and Development Co., Ltd. Mr. Wang has worked in a diverse range of industries, such as medicine, the health care industry, construction projects, investment consultation and real estate development. Since 1993, he has participated in various real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion, Jinhua Garden and others. Mr. Wang is the brother of Lily Wang, a former director and CFO of our company, and Heping Wang, a former director of our company. Mr. Wang has a bachelor’s degree in engineering from the Navy Engineering Institute and a master’s degree in economics from Tsinghua University, China.

Mr. Simon Anderson has served as our director since July 2004. Mr. Anderson is a member of our audit, compensation, and corporate governance and nominating committees.  Mr. Anderson provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations.  He was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson serves as chief financial officer of companies listed on North American stock exchanges, including IBC Advanced Alloys Corp., which manufactures and processes alloys at its US plants. Mr. Anderson also serves as a director of TSX-listed Wex Pharmaceuticals Inc., which is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain.

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

Ms. Chup Hung Mok has served as a director of our company since March 2006.  Ms. Mok joined National University of Singapore in 2007 as manager of its gift processing unit.  Ms. Mok was previously the Financial Controller of Zero Spot Laundry Service Private Limited. Prior to joining Zero Spot, Ms. Mok had more than 28 years of banking experience, where she led the Internal Audit and Treasury Settlements departments at the local branch of a foreign bank.  She was also a member of the bank’s Assets and Liabilities Management Committee, Prevention of Money Laundering Committee and Business Continuity Management Committee. Ms. Mok began her career with a foreign bank. She worked in the Retail Banking Department and was tasked with setting up the Bank’s Treasury Department. From 1992 to 2001, being the senior management member of the bank, she had oversight responsibilities in accounting, treasury settlements, human resource management and credit management functions. She was a member of the Credit Committee and Prevention of Money Laundering Committee.  Ms. Mok holds a Master of Business Administration from the National University of Singapore.

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

B.	Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation paid to our directors and executive officers was approximately $444,697.  No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. For options granted to officers and directors, see “2003 Stock Option Plan.”

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. As of December 31, 2008, options to purchase 88,900 common shares were outstanding. The following table summarizes, as of December 31, 2008, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 stock option plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Simon Anderson	150,000	3.20	November 4, 2005	November 3, 2010
Yuk Lam Lo	50,000	2.64	September 14, 2006	September 13, 2011
Chuphung Mok	50,000	2.64	September 14, 2006	September 13, 2011
Other individuals as a group	136,000	From 2.4 to 3.36	April 20, 2005 earliest	November 3, 2010 latest

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

•
Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 stock option plan. As of December 31, 2008, options to purchase an aggregate of 325,900 of our common shares were issued and outstanding and an aggregate 2,268,600 common shares have been issued pursuant to options issued under the plan.

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

Board Of Directors

Our articles of association prescribes that we should have a minimum of one and a maximum of 15 directors. Currently, our board of directors comprises five board members, three of whom are independent. Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of incorporation and by-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Terms of directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until a successor is elected at the next annual shareholders’ meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.  None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

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

As of December 31, 2006, 2007 and 2008, we had 252, 305 and 354 full-time employees. Of our workforce as of December 31, 2008, 73 employees are engaged in research and development and 91 employees are engaged in sales and marketing. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2008, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 42,893,928 common shares outstanding as of December 31, 2008. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,023,600	14.04%
Simon Anderson	150,000	*
Yuk Lam Lo	15,000	*
Chup Hung Mok	15,000	*
Jinling Qin	29,900	*
Jiansan Zhang	50,000	*
Nan Wang	58,500	*
Changjun Fu	38,400	*
Principal Shareholders:
Sansar Capital Management, LLC(1)	6,624,295	15.4%
Morgan Stanley(2)	3,204,200	7.50%

* Less than 1%.

(1)     Based on a Schedule 13G/A filed on February 13, 2009 with the SEC.  According to the filing, Sansar Capital Management, LLC’s managing member is Sansar Family II, LLC, which is managed by Sanjay Motwani.  All of the shares of common stock that were beneficially owned by the reporting persons were held by a fund to which Sansar Capital Management, LLC acts as an investment advisor.
(2)     Based on a Schedule 13G filed on February 17, 2009 with the SEC.  According to the filing, the shares are owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services Inc., a wholly-owned subsidiary of Morgan Stanley.

Lily Wang held 10.7%, 2.2% and 4.6% of our common shares in 2006, 2007 and 2008, respectively. Heping Wang held 6.5%, 6.1% and 3.5% of our common shares in 2006, 2007 and 2008, respectively. Sansar Capital Management, LLC held nil, 8.8% and 15.4% of our common shares in 2006, 2007 and 2008, respectively.

None of our existing shareholders has different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of April 6, 2009, 42,424,156 of our ordinary shares were issued and outstanding. Approximately 82% of our issued and outstanding ordinary shares are held by record holders in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

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

At the time of the above equity interest transfer from Mr. Wang to us, Tangshan Yian owed to China High Tech Investment Co., Ltd. a loan in the principal amount of RMB9 million that occurred in 2001 and 2002. In 2004, Tangshan Yian agreed to pay China High Tech Investment an aggregate amount of RMB 10.8 million comprising the RMB 9 million principal amount of the loan and a RMB1.8 million funding fee, in two equal installments by September 30, 2005 and December 31, 2005, respectively. Tangshan Yian further agreed, if it failed to make either of these two loan installment payments, to pay China High Tech Investment a default penalty at 0.1% of the aggregate outstanding loan balance per day.  As of December 31, 2006, the balance was RMB4 million principal and RMB1.8 million accrued interest.  We fully repaid these amounts in 2007.

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

Private Placement
In first quarter of 2008, we issued and sold 2,500,000 common shares at a purchase price of $3.90 per share to Sansar Capital Management. The purchaser of the common shares was an existing shareholder of our common shares. The value of the common shares was determined based on arm’s-length negotiations between the purchasers and us and was approved by our board of directors.

Transactions with Certain Other Directors and Affiliates

We entered into two operating leases with China Bioway Biotech Group Co., Ltd., the current minority shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual lease payment of $204,061. The leases commenced on August 12, 2004 and have a term of 20 years.  We made payments of $212,498 pursuant to these leases on the plant and the laboratory in 2008.

We entered into another operating lease agreement with China Bioway in June 2007 with respect to Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $298,105.  The lease commenced in June 2007 and has a term of 20 years. As of December 31, 2008, we had prepaid a total of $677,312 to this related party.

In 2006, 2007 and 2008, we paid $13, 977, $20,858 and $39,937, respectively, to our directors for consulting services.

In 2006, 2007 and 2008, the we paid director fees of $25,944, $18,408 and nil, respectively, to a management services company that is 50% owned by one of our directors.

We entered into a license agreement with a corporation related with China Bioway (a non-controlling interest of Sionvac Beijing) in respect to the trademark used on our products for zero consideration. This license agreement is non-exclusive and has been extended to August 20, 2011.

Share Options

See Item 6.B. “Directors, Senior Management and Employees – 2003 Stock Option Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

The table below sets forth, for the periods indicated, the high and low closing prices on the OTC Bulletin Board, American Stock Exchange or NYSE Amex for our common shares.  Our common shares commenced trading on the OTC Bulletin Board on February 21, 2003 and then became listed on the American Stock Exchange, now the NYSE Amex, under the symbol “SVA” on December 8, 2004.

	Sales Price
	High	Low

2004	6.95	1.71
2005	7.92	1.65
2006	5.28	1.81
2007	8.33	2.50
First quarter	3.55	2.25
Second quarter	3.83	2.55
Third quarter	8.33	2.50
Fourth quarter	6.98	3.32
2008	5.22	0.75
First quarter	5.22	3.08
Second quarter	4.55	3.25
Third quarter	3.90	2.13
Fourth quarter	2.60	0.75
October	2.60	1.25
November	2.15	0.92
December	1.60	0.75
2009
First quarter	1.89	1.02
January	1.89	1.30
February	1.64	1.05
March	1.63	1.02
April (through April 30)	3.09	1.40

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004. Since December 8, 2004, our common shares have been listed on the American Stock Exchange, now the NYSE Amex, under the symbol “SVA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an Antiguan company with limited liability, and our affairs are governed by our articles of incorporation, by-laws and the International Business Corporations Act.  The following are summaries of material provisions of our articles of incorporation, by-laws and the International Business Corporations Act.

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
Transfer of Common Shares

Our shareholders may transfer common shares by endorsing the relevant share certificates, completing a share transfer form or by other proper evidence of succession, assignment or authority to transfer.

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

Inspection of Books and Records

Holders of our common shares will have no general right under Antigua law to inspect or obtain copies of our list of shareholders or our corporate records. They may, however, access such corporate information as is publicly available in the Companies Registry in St. John’s, Antigua.  We will also provide our shareholders with annual audited consolidated financial statements.

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

Differences In Corporate Law

The International Business Corporation Act is modeled after English law but does not follow many recent English law statutory enactments. In addition, the International Business Corporation Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the International Business Corporation Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Antigua and Barbuda law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions for amalgamation that facilitate the consolidation of companies, provided that the arrangement is approved by a majority number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement may be, but is not required to be, sanctioned by the High Court of Antigua and Barbuda. While a dissenting shareholder has the right to express to the court his view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the International Business Corporation Act.

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

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a court in Antigua and Barbuda. In principle, the company itself will normally be the proper claimant in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in Antigua and Barbuda, there are exceptions to the foregoing principle, including when:

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

United States Federal Income Taxation

The following discussion describes the material US federal income tax consequences to US Holders (defined below) under present law of an investment in our common shares.  This summary applies only to US Holders that hold our common shares as capital assets and have the US dollar as their functional currency.  This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on US Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	US expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities; or

•	persons holding our common shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply if you are a beneficial owner of our common shares and you are, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

If a partnership (or other entity taxable as a partnership for US federal income tax purposes) is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our common shares generally will be includible in your gross income in the year received as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles).  To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain.  Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to certain non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently a maximum rate of 15 percent), provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE Amex, as our common shares are.  If we are treated as a PRC tax resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the US foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to the common shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – Under the PRC Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.” The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of Our Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share.  Your tax basis in our common shares will generally equal the cost of such shares.  The gain or loss generally will be capital gain or loss.  If you are a non-corporate US Holder, including an individual US Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates.  The deductibility of capital losses is subject to limitations.  Any such gain or loss that you recognize generally will be treated as US source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  In such event, if PRC tax were to be imposed on any gain from the disposition of the common shares, a US Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income.  For more information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – Under the PRC Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008.  In addition, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending on December 31, 2009.  However, our actual PFIC status for any taxable year will not be determinable until after the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.  A non-US corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each year as to whether we were a PFIC for that year.  The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering.  Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares, which is subject to fluctuation (and potentially considerable fluctuation given that market prices of biotechnology companies have been especially volatile).  Accordingly, fluctuations in the market price of our common shares may cause us to become a PFIC for any year.  If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares.  If such election is made, you will be deemed to have sold common shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below.  After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual US Holder.Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution.  Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the common shares you own bears to the value of all of our common shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own.  You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above.  If you make a mark-to-market election for the common shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares.  You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year.  However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years.  Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, will be treated as ordinary income.  Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares.  Your basis in the common shares will be adjusted to reflect any such income or loss amounts.  If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us except that the preferential rates with respect to “qualified dividend income” would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations.  Our common shares are listed on the NYSE Amex, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NYSE Amex and are regularly traded, and you are a holder of common shares, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In general, if a non-US corporation is a PFIC, as an alternative to the mark-to-market election, a holder of shares in that corporation may avoid taxation under the PFIC rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis.  However, you may make a qualified electing fund election with respect to your common shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If you hold common shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%.  Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding.  US Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.  US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with US GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008.  It is difficult to predict how long the current situation may last and when and how it may change again.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 7.3% and 6.37% for the years ended December 31, 2008 and 2007. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $102,000 based on our outstanding indebtedness as of December 31, 2008.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

Our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm that audited the financial statements included in the annual report. The attestation report issued by Ernst & Young LLP on management’s assessment of the effectiveness of internal control over financial reporting is also included in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert serving on our Audit Committee.  Our audit committee financial expert is Mr. Simon Anderson. Each member of our Audit Committee, including Mr. Anderson, is “independent” as that term is defined by the NYSE Amex.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for 2007 and 2008. We did not pay any other fees to our auditors during the periods indicated below.

	2007	2008
Audit Fees (1)	459,942	500,700
Audit-Related Fees(2)	48,800	-
Tax consulting service fee	-	16,000

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

Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2008. No shares were repurchased during 2008 except during the months indicated and all shares were purchased in the open market.

Approximate
			Total Number of	Dollar Value of
			Shares Purchased	Shares that May
	Total Number of	Average Price Paid	as Part of Publicly	Yet Be Purchased
Period	Shares Purchased	Per Share	Announced Program (1)	Under the Program

December 4-31	293,033	$1.26	293,033	$1,639,569
Total	293,033	$1.26	293,033	$1,639,569
(1)	We announced our share repurchase program on December 2, 2008, which program provides for the repurchase of up to $2.0 million of our common shares and expires on December 1, 2009.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the NYSE Amex.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*
Articles of Incorporation and By-laws of the Registrant, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.1*
Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 28,000 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2*
Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 13,300 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3*
Translation of a Supplement Agreement to the Leases between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4*
Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5*
Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6*
Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7*
Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8*
Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.9*
Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.10*
Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

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

Date: April 30, 2009

SINOVAC BIOTECH LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 8, 2009	Chartered Accountants

SINOVAC BIOTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

December 31, 2008 and 2007

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Income (loss)

Consolidated Statements of Stockholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Balance Sheets
December 31, 2008 and 2007
(Expressed in U.S. Dollars)
	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$32,894,102	$17,071,497
Accounts receivable – net (notes 3 and 7)	19,486,596	16,983,892
Inventories (note 4)	7,428,865	3,745,957
Income tax refundable	348,018	-
Prepaid expenses and deposits (note 10(c))	933,297	800,840,
Deferred tax assets (note 8)	1,189,831	579,703

Total current assets	62,280,709	39,181,889

Property, plant and equipment (notes 5 and 7)	19,262,099	15,879,391
Long-term prepaid expenses and deposits (note 10(c))	-	299,577
Deferred tax asset (note 8)	569,937	693,053
Licenses and permits (note 6 and 7)	1,090,477	1,394,052
Total assets	$83,203,222	$57,447,962

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable (notes 3, 5, 6 and 7)	$8,024,277	$6,836,110
Accounts payable and accrued liabilities (note 11)	11,909,037	9,522,818
Due to related parties (note 10(a))	46,971	46,971
Dividends payable to minority interest shareholder of Sinovac Beijing	115,677	3,000,459
Deferred research grants (note 16)	1,182,703	1,038,396

Total current liabilities	21,278,665	20,444,754

Deferred government grants (note 16)	2,836,994	2,734,444
Loan payable (notes 3,5,6 and 7)	2,188,439	1,367,222
Total long term liabilities	5,025,433	4,101,666

Total liabilities	26,304,098	24,546,420

Minority interest (note 9)	7,185,349	2,897,687

Commitments and contingencies (notes 12 and 16)

STOCKHOLDERS' EQUITY

Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 13)	42,894	40,305
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 42,893,928 (2007 – 40,305,028)
Subscriptions received	-	9,170
Additional paid in capital	41,629,506	32,109,997
Accumulated other comprehensive income	4,143,225	1,956,456
Dedicated reserves	5,549,684	2,999,396
Accumulated deficit	(1,651,534)	(7,111,469)

Total stockholders' equity	49,713,775	30,003,855

Total liabilities and stockholders’ equity	$83,203,222	$57,447,962
The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years ended December 31, 2008, 2007 and 2006
(Expressed in U.S. Dollars)
	2008	2007	2006
Sales (note 18)	$46,496,904	$33,541,187	$15,354,608

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $411,573 (2007-$376,184; 2006-$359,437)	9,936,341	6,502,328	4,231,785

Gross profit	36,560,563	27,038,859	11,122,823

Selling, general and administrative expenses (notes 10)	17,462,674	11,958,498	9,752,783

Research and development expenses - net of $310,022 (2007- $843,910; 2006- $845,122) in government research grants	2,767,409	965,000	324,970

Depreciation of property, plant and equipment and amortization of licenses and permits	749,619	640,568	605,262

Total operating expenses	20,979,702	13,564,066	10,683,015

Operating income	15,580,861	13,474,793	439,808

Interest and financing expenses	(701,637)	(478,436)	(319,197)

Interest income and other income (note 10)	290,563	190,668	285,148

Income before income taxes and minority interest	15,169,787	13,187,025	405,759

Income taxes expense (note 8)	2,954,157	1,974,118	100,513

Income before minority interest	12,215,630	11,212,907	305,246

Minority interest share of earnings	(4,205,407)	(3,562,501)	(1,001,279)

Net income (loss)	8,010,223	7,650,406	(696,033)

Other comprehensive income
Foreign currency translation adjustment	2,186,769	1,310,985	302,490
Comprehensive income (loss)	$10,196,992	$8,961,391	$(393,543)

Earnings (loss) per share (note 17) – basic	$0.19	$0.19	$(0.02)
– diluted	$0.19	$0.19	$(0.02)

Weighted average number of shares of common stock outstanding
– Basic	42,426,703	40,254,192	38,229,944
– Diluted	42,450,606	40,637,876	38,229,944
The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)
						Accumulated
						other
			Shares to be		Additional	compre			Total
	Common stock		issued for	Subscriptions	paid in	hensive	Dedicated	Accumulated	stockholders’
	Shares	Amount	services	received	capital	income	reserves	deficit	equity

Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614

Stock-based compensation	-	-	-	-	707,204	-	-	-	707,204

Exercise of stock options	609,500	609		-	828,355	-	-	-	828,964

Exercise of warrants	441,000	441	-	(1,423,710)	1,476,869	-	-	-	53,600

Shares issued for services	15,000	15	(42,750)	-	42,735	-	-	-	-

Subscriptions received (note 13(a))	-	-	-	25,938	-	-	-	-	25,938

Other comprehensive income (loss)
- Foreign currency translation	-	-	-	-	-	302,490	-	-	302,490

-Net loss for the year	-	-	-	-	-	-	-	(696,033)	(696,033)

Transfer to dedicated reserves (note 15)	-	-	-	-	-	-	684,047	(684,047)	-

Balance, December 31, 2006	40,121,028	$40,121	$-	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)
					Accumulated
					other
				Additional	compre-	Dedicated		Total
	Common stock		Subscriptions	paid in	hensive	reserves	Accumulated	stockholders’
	Shares	Amount	received	capital	income		deficit	equity

Balance, December 31, 2006	40,121,028	$40,121	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777

Stock-based compensation	-	-	-	179,742	-	-	-	179,742

Payment to release shares in escrow (note10(g))	-	-	-	1,394,333	-	-	-	1,394,333

Exercise of stock options	184,000	184	(25,938)	240,196	-	-	-	214,442

Subscriptions received (note 13(a))	-	-	9,170	-	-	-	-	9,170

Other comprehensive income
- Foreign currency translation	-	-	-	-	1,310,985	-	-	1,310,985

Net income	-	-	-	-	-	-	7,650,406	7,650,406

Transfer to dedicated reserves (note 15)	-	-	-	-	-	1,830,867	(1,830,867)	-

Balance, December 31, 2007	40,305,028	$40,305	$9,170	$32,109,997	$1,956,456	$2,999,396	$(7,111,469)	$30,003,855

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. Dollars)
					Accumulated
					other
				Additional	compre-			Total
	Common stock		Subscriptions	paid in	hensive	Dedicated	Accumulated	stockholders’
	Shares	Amount	received	capital	income	reserves	deficit	equity

Balance, December 31, 2007	40,305,028	$40,305	$9,170	$32,109,997	$1,956,456	$2,999,396	$(7,111,469)	$30,003,855

Stock-based compensation	-	-	-	66,542	-	-	-	66,542

Exercise of stock options (note 13(a))	88,900	89	(9,170)	133,701	-	-	-	124,620

Private placement, net (note 13(a))	2,500,000	2,500	-	9,687,500	-	-	-	9,690,000

Shares bought back but not canceled (note 13 (c))	-	-	-	(368,234)	-	-	-	(368,234)

Other comprehensive income
-Foreign currency translation	-	-	-	-	2,186,769	-	-	2,186,769

Net income	-	-	-	-	-	-	8,010,223	8,010,223

Transfer to dedicated reserves (note 15)	-	-	-	-	-	2,550,288	(2,550,288)	-

Balance December 31, 2008	42,893,928	$42,894	$-	$41,629,506	$4,143,225	$5,549,684	$(1651,534)	$49,713,775

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007 and 2006
(Expressed in U.S. Dollars)
	2008	2007	2006

Cash flows from (used in) operating activities
Net income (loss)	$8,010,223	$7,650,406	$(696,033)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
- deferred income taxes	(487,011)	(229,055)	(391,401)
- stock-based compensation	66,542	179,742	707,204
- inventory provision	962,772	373,473	1,319,704
- provision for doubtful accounts	23,612	455,674	580,900
- written-off equipment and loss on disposal	126,236	4,016	41,511
- amortization of government grants	(310,022)	(843,910)	(845,122)
- depreciation of property, plant and equipmentand amortization of licenses and permits	1,689,018	1,401,892	1,268,145
- minority interest	4,205,407	3,562,501	1,001,279
Change in other assets and liabilities
- accounts receivable	(1,366,183)	(6,774,082)	(4,595,598)
- inventories	(4,341,079)	(1,832,193)	(2,513,257)
- income tax refundable	(342,617)	-	-
- prepaid expenses and deposits	229,407	(859,411)	99,832
- accounts payable and accrued liabilities	2,038,531	1,227,128	2,387,546

Net cash provided (used) in operating activities	10,504,836	4,316,181	(1,635,290)

Cash flows from (used in) financing activities
- Loans proceeds	8,617,904	3,938,455	3,758,504
- Loans repayment	(7,181,586)	(2,730,662)	(2,560,564)
- Proceeds from issuance of common stock net of share issue costs	9,814,709	214,442	882,565
- Repurchase of common shares	(368,323)	-	-
- Proceeds from shares subscribed	-	9,170	25,938
- Cash received for debt settlement	-	1,394,333	-
- Dividends paid to minority shareholders of Sinovac Beijing	(2,947,877)	(839,469)	(570,124)
- Government grant received	383,497	3,531,285	739,172
- Advance from related party			1,765,097
- Due to related parties	-	46,971	(56,591)

Net cash provided by financing activities	8,318,324	5,564,525	3,983,997

Cash flows from (used in) investing activities
- Restricted cash	-	24,215	127,159
- Deposit relating to land use rights	-	-	438,492
- Proceeds from disposal of equipment	16,848	-	5,011
- Acquisition of property, plant and equipment	(3,976,458)	(2,466,469)	(1,139,980)

Net cash used in investing activities	(3,959,610)	(2,442,254)	(569,318)

Exchange gain on cash and equivalents	959,055	384,213	114,992

Increase in cash and cash equivalents	15,822,605	7,822,665	1,894,381

Cash and cash equivalents, beginning of year	17,071,497	9,248,832	7,354,451

Cash and cash equivalents, end of year	$32,894,102	$17,071,497	$9,248,832

Supplemental disclosure of cash flow information:
Cash paid for interest	$604,076	$453,174	$258,226
Cash paid for income taxes	$4,281,391	$1,968,393	$416,771

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$451,361	$588,979	$102,560

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

1.       Nature of Business and Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., (“parent company”), its 71.56% owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and its 100% owned subsidiaries Tangshan Yian Bioengineering Co., Ltd. (“Tangshan Yian”). Collectively, they are referred to as “the Company”. All significant intercompany transactions have been eliminated.

The Company, through its subsidiaries, Sinovac Beijing and Tangshan Yian, operates in China and it is in the business of research and development, production and sales of pharmaceutical products.  Sinovac Beijing was incorporated under the laws of China on April 28, 2001.  In January 2004, the Company acquired a 100% interest in Tangshan Yian.  Tangshan Yian was incorporated under the laws of China on February 9, 1993.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd., under the Canadian Business Corporations Act, on May 12, 2004.  Sinovac Canada had no operations since the incorporation.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Hong Kong) Ltd., under the Hong Kong Business Corporations Act, on October 21, 2008.  Sinovac Hong Kong has no operation since its inception.

Ownership in Chinese subsidiaries, as well as licenses and permits, involve certain inherent risks due to the complexity of the governmental rules in China.  Such ownership could be challenged by China government authorities.  Each of these matters is subject to uncertainty, and it is possible that some of these matters may result in unfavorable outcome for the Company.

2.       Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

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

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

Cost of work in progress and finished goods is generally determined on weighted average cost basis and includes direct material, direct labour and overheads.  Net realizable value represents the anticipated selling price less estimated costs of completion and distribution.

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

Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives, which are estimated to be 10 years.  Useful life of licenses and permit is subject to the uncertainty described in note 6.

Impairment of Long-Lived Assets

Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset.  If the asset were not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows. There were no impairment adjustments to the carrying value of the long-lived assets for the years ended December 31, 2008, 2007 and 2006.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a more-likely -than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods and income tax disclosures.

The Company has reviewed the tax positions taken, or to be taken, in its tax return for all tax years currently open to examination by a taxing authority in accordance with the recognition and measurement standards of FIN 48. The Company is currently not under examination by any authority for income tax purposes and has not applied any income tax filing extenstion.

The Company is not subject to taxation in the U.S. Sinovac Biotech Ltd.’s (Parent company) taxing jurisdiction is Antigua and Barbuda. Sinovac Biotech (Hong Kong) Ltd. (Subsidiary incorporated in Hong Kong) and Sinovac Biotech (Canada) Ltd. (Subsidiary incorporated in Canada) has no transactions/activities since inception.  The Company’s two subsidiaries Sinovac Beijing and Tangshan Yian’s taxing jurisdiction is China. Examinations of income tax returns filed by the Company and its active subsidiaries that are still subject to examination are Sinovac Beijing for December 31, 2003 and subsequent years, and Tangshan Yian for December 31, 2003 and subsequent years.

           Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds.  The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products.  The Company provides its customers with a limited right of return.  Revenue is recognized upon delivery. A reserve for sales returns is reviewed each year based on historical experience and the best estimation of the management for the current year.  The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

Shipping and handling fees billed to customers are included in sales.  Costs related to shipping and handling are part of selling expenses in the consolidated statements of operations.  In 2008, $935,457 (2007- $367,394; 2006 - $198,283) related to shipping and handling costs was included in selling expenses in the accompanying consolidated statements of operations.

Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses.  Advertising costs were $94,240 (for the year ended December 31, 2008 (2007- $37,388; 2006 - $87,288).

Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s statements of operations.

Government grants for reimbursement of research and development expenses are taken into income in the period in which the expenses are incurred and the conditions imposed by the government authorities are fulfilled. Government grants recognized are offset against research and development expenses in the Company’s statements of operations.

Government Grant for Capital Expenditure

Government grants for building production facilities are deferred and amortized into other income the same manner as the production facilities are amortized.

Foreign Currency Transaction

The parent company and its active subsidiaries maintain their accounting records in their functional currencies, U.S. dollars and Renminbi Yuan (“RMB”), respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

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

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

Stock-based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), or SFAS 123(R), Share Based Payment, which supersedes the previous accounting under Statement No. 123, or SFAS 123, Accounting for Stock-Based Compensation.  SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments to employees, including grants of stock options.  SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the service period in the statement of operations.

Comprehensive Income (Loss)

The Company’s comprehensive income (loss) consists of net earnings (loss) and foreign currency translation adjustments.

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the year.  The Company has adopted SFAS No. 128, “Earnings per Share”. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents of options.

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

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term loans payable, accounts payable and accrued liabilities, due to related parties and dividend payable approximate their fair value because of their short term nature.  The fair values of long-term loans payable are based on the estimated discounted value of future contractual cash flows.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese RMB. In 2008, foreign exchange gain of $77,205 (2007-$218,105; 2006- $98,262) is included in selling, general and administrative expenses, respectively.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and cash equivalents and accounts receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash and cash equivalent in high credit quality financial institutions. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are primarily government agencies.  No single customer accounted for more than 10% of total sales for the years ended December 31, 2008 and 2007. One customer accounted for 11% of total sales for year ended December 31, 2006.   To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.  The Company does not require collateral or other security to support financial instruments subject to credit risks.  The Company is subject to significant interest risk.  The interest-bearing loans are short-term or at variable rate based on the bank’s floating lending rate. As at December 31, 2008, $21,748,447  (RMB 149,068,205) (2007 – $13,461,221 (RMB 98,456,715); 2006 - $4,742,547 (RMB 37,074,865)), of cash is denominated in RMB and is held in China.

Recently Adopted Accounting Pronouncement

SFAS No. 157 “Fair Value Measurements”

The Company prospectively adopted SFAS No. 157 “Fair Value Measurements” (SFAS 157) on January 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB released FSP No. FAS 157-2. FSP No. FAS 157-2 defers the effective date of FASB 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company does not have any financial assets and liabilities that are subject to fair value measurement under SFAS 157. The adoption of SFAS 157 does not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

The Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) on January 1, 2008.  SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company has not elected to apply the option provided by SFAS No. 159.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141(R). SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in has been recorded and disclosed following existing GAAP until December 31, 2008. The Company expects SFAS No. 141(R) will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.The Company will adopt SFAS 160 on January 1, 2009. After adoption, non-controlling interests ($7.2 million and $2.9 million at December 31, 2008 and December 31, 2007, respectively) will be classified as shareholders’ equity, a change from its current classification between liabilities and shareholders’ equity. Earnings attributable to minority interests ($4.2 million, 3.6 million, and 1.0 million for 2008, 2007 and 2006, respectively) will be included in net earnings, although such earnings will continue to be deducted to measure earnings per share.

In November 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue 07-01, Accounting for Collaborative Arrangements or EITF No. 07-01. EITF 07-1 provides guidance for determining if a collaborative arrangement exits and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provide guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, the Company is required to adopt EITF 07-1 beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of EITF 07-1 will have on its consolidated financial statements.

In November 2008, the EITF issued EITF 08-07, Accounting for Defensive Intangible Assets, or EITF 08-7. EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157 including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect EITF 08-7 will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2.       Significant Accounting Policies (continued)

In November 2008, the EITF issued EITF 08-6, Equity method Investment Accounting Considerations, or EITF 08-6. EITF 08-6 addresses a number of matters associated with the impact of SFAS No. 141R and SFAS No. 160 on the accounting for equity method investments including initial recognition and measurement and subsequent measurement issues. EITF 08-6 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company expects EITF 08-6 will have an impact on accounting for equity method investment if and when such investments are acquired in the future.

Comparative Figures

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

3.       Accounts Receivable- net

	December 31,	December 31,
	2008	2007
Trade receivables	$21,561,226	$18,960,033
Allowance for doubtful accounts	(2,146,166)	(1,993,224)
	19,415,060	16,966,809
Other receivables	71,536	17,083
Total accounts receivable	$19,486,596	$16,983,892

As at December 31, 2008, accounts receivable with a carrying value of $8.7 million (December 31, 2007- $9.12 million) were pledged as collateral for outstanding bank loans (see note 7).

4.       Inventories

	December 31,	December 31,
	2008	2007
Raw materials	$811,576	$752,964
Work in progress	2,159,928	549,689
Finished goods	4,457,361	2,443,304
Total inventories	$7,428,865	$3,745,957

For the year ended December 31, 2008 the Company charged $nil (2007- $nil; 2006 - $902,000) in excessive fixed production overhead and abnormal wasted materials to cost of sales.

The inventory provision in 2008, 2007 and 2006 was $962,772, $373,473 and $1,319,704, respectively.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

5.       Property, Plant and Equipment

	December 31, 2008
	Cost	Accumulated	Net book
		Depreciation	Value
Construction in progress	$2,567,378	$-	$2,567,378
Plant and building	8,293,709	1,455,882	6,837,827
Land-use rights	1,255,408	190,783	1,064,625
Machinery and equipment	9,957,425	3,542,244	6,415,181
Motor vehicles	604,327	285,922	318,405
Office equipment and furniture	836,827	387,454	449,373
Leasehold improvements	1,898,537	289,227	1,609,310
Total	$25,413,611	$6,151,512	$19,262,099

	December 31, 2007
	Cost	Accumulated	Net book
		Depreciation	Value
Construction in progress	$2,486,866	$-	$2,486,866
Plant and building	6,950,956	1,130,178	5,820,778
Land-use rights	1,176,470	149,995	1,026,475
Machinery and equipment	7,469,025	2,676,807	4,792,218
Motor vehicles	575,734	251,308	324,426
Office equipment and furniture	428,123	256,387	171,736
Leasehold improvement	1,446,321	189,429	1,256,892
Total	$20,533,495	$4,654,104	$15,879,391

As at December 31, 2008, a land-use right and plant and buildings of Sinovac Beijing with a net book value of $4,911,000 (December 31, 2007 - $4,843,000) were pledged as collateral for outstanding bank loans (see note 7).

Depreciation expense in 2008, 2007 and 2006 was $1,298,069, $1,044,558 and $923,137, respectively.

6.       Licenses and Permits

	December 31	December 31
	2008	2007

Inactive hepatitis A	$3,082,293	$2,888,483
Recombinant hepatitis A&B	443,225	415,356
	3,525,518	3,303,839
Less: accumulated amortization	(2,435,041)	(1,909,787)
Total	$1,090,477	$1,394,052

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

6.       Licenses and Permits (continued)

(a)	As at December 31, 2008, the licenses and permits with a net book value of $1,090,000 were pledged as collateral for certain outstand bank loans (see note 7).

(b)	Amortization expense for the licenses and permits was $390,949, $357,334 and $341,008 for the years ended December 31, 2008, 2007 and 2006, respectively.

(c)	The estimated amortization expenses for the remaining useful live are as follows:

2009	$391,000
2010	$391,000
2011	$309,000

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and permits, and other events.

(d)	See note 1 regarding risks and uncertainties associated with licenses and permits.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

7.       Loans Payable

	December 31,	December 31,
	2008	2007

Bank loan (China Construction Bank): RMB10,000,000, bearing interest at 6.84% per year, interest is payable monthly. The loan is collaterized by a floating charge to certain accounts receivable with a carry of $5.76 million as at December 31, 2007. The loan was repaid on July 24, 2008.	$-	$1,367,222

Bank loan (Beijing Commercial Bank): RMB10,000,000, bearing interest at 8.02% per year, interest is payable quarterly. The loan is collaterized by certain accounts receivable with a carry value of $3.36 million as at December 31, 2007. The loan was repaid on October 16, 2008.	-	1,367,222

Bank loan (China Merchants Bank): RMB10,000,000, bearing interest at 7.20% per year, interest is payable quarterly and the principal is repayable on October 5, 2009. The loan is collateralized by a fixed charge on certain accounts receivable with a carrying value not less than $2.9 million and licenses and permits with carrying value of $1.0 million.	1,458,959	-

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

7.        Loans Payable (continued)

	December 31,	December 31,
	2008	2007

Bank loan (Bank of Beijing): RMB10,000,000, bearing interest at 5.85% per year, interest is payable quarterly and the principal is repayable on December 15, 2009. The loan is collateralized by a fixed charge on certain accounts receivable with a carrying value not less than $2.9 million and licenses and permits of carrying value $1.0 million.	1,458,959	-

Bank loan (China Construction Bank): RMB15,000,000, bearing interest at 7.47%, interest is payable monthly and the principal is due on July 23, 2009. The loan is collateralized by the land-use rights and plant and buildings of Sinovac Beijing, with a net book value of $4,911,000.	2,188,441	2,050,833

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

7.       Loans Payable (continued)

Bank loan (China Construction Bank): RMB 15,000,000, bearing interest at the bank’s primary lending rate from July 26, 2006 to July 25, 2008. The interest rate is adjusted every 12 months to the current bank primary lending rate. The effective interest rate is 7.47% in 2008 (2007- 7.05%); the interest is payable monthly. The loan was repaid on July 25, 2008.	-	2,050,833

Bank loan (China Construction Bank): RMB 10,000,000 bearing interest at the bank’s primary lending rate. The interest rate is adjusted every 12 months to the current bank primary lending rate; the effective interest rate is 7.47% in 2008 and 2007. Interest is payable monthly. The loan is due on December 12, 2009 and collateralized by the land-use rights and plant and buildings of Sinovac Beijing, with a net book value of $4,911,000.	1,458,959	-

Bank loan (China Construction Bank): RMB 10,000,000, bearing interest at 5.58% per year, interest is payable monthly and the principal is repayable on November 27, 2009. The loan is collateralized by a fixed charge on certain accounts receivable with a carrying value not less than $2.9 million and licenses and permits with carrying value of $1.0 million.	1,458,959	-

Loans payable – current -term	$8,024,277	$6,836,110

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

Bank loan (China Construction Bank): RMB 10,000,000 bearing interest at the bank’s primary lending rate. The interest rate is adjusted every 12 months to the current bank primary lending rate; the effective interest rate is 7.47% in 2008 and 2007. Interest is payable quarterly. The loan is due on December 12, 2009 and collateralized by the land-use rights and plant and buildings of Sinovac Beijing, with a net book value of $4,911,000.	-	1,367,222

Bank loan (China Construction Bank): RMB 15,000,000, bearing interest at the bank’s primary lending rate. The interest rate in 2008 is 7.56% and adjusted every 12 months to current bank primary lending rate. Interest is payable monthly. The loan is due on August 25, 2010 and collateralized by the land-use rights and plant and buildings of Sinovac Beijing, with a net book value of $4,911,000.	2,188,439	-

Loans payable – long-term	$2,188,439	$1,367,222

The weighted average effective interest rate was 6.85% and 6.87% for 2008 and 2007, respectively. No interest cost has been capitalized in 2008, 2007 and 2006. The interest costs of $ 604,076, $453,174 and $258,226 for 2008, 2007 and 2006, respectively, were charged to expenses.

8.       Income Taxes

Sinovac Beijing and Tangshan Yian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Before January 1, 2008, Tangshan Yian was eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year. The tax holiday had no impact on Tangshan Yian’s operating results as it was in a tax loss position. Sinovac Beijing was granted a “New Technology Enterprise” certificate by Chinese government, under which Sinovac Beijing was entitled to preferential tax treatment.  It was subject to a 7.5% corporation income tax rate until 2006 and 15% in 2007.

On January 1, 2008, “The Law of the People's Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”) became effective. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises (“FIEs”) but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the new law, both domestic companies and FIEs are subject to an unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Tech Enterprises” status according to the new criteria and obtained the certificate on December 24, 2008. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2008 to 2010.  The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the “High and New Tech Enterprises” criteria. Upon effectiveness of the new law, Tangshan Yian is subject to a 25% income tax rate and its former income tax preferential clause of a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year was reset to be effective for five years period from 2008 to 2013.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

8.       Income Taxes (continued)

If Sinovac Beijing had not been subject to the beneficial tax rate described above, the income tax expenses (net of minority interest) would have been increased by approximately $802,140 (RMB5,584,700), $1,879,972 (RMB 14,430,102), $1,196,847 (RMB 9,553,113), for the years ended December 31, 2008, 2007, and 2006 respectively.  Basic and diluted earning (loss) per common share would have been approximately $0.17, $0.14 and $(0.05) for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company was incorporated in Antigua and Barbuda, and has historically involved in a number of business combinations and significant financing. As a result, the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

Income taxes are attributed to the operations in China and consist of:

	2008	2007	2006

Current	$3,441,168	$2,203,173	$491,914
Deferred	(487,011)	(229,055)	(391,401)
Total income tax expense	$2,954,157	$1,974,118	$100,513

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2008	2007	2006
Income taxes at the statutory income tax rate	$-	$-	$-
Loss of the subsidiary (Tangshan Yian) at higher rate in China	(349,255)	(93,279)	(79,521)
Income of the subsidiary (Sinovac Beijing) at higher rate in China	3,441,569	1,907,430	269,360
Change in valuation allowance	365,125	161,070	166,171
Non-deductible expenses	(400)	88,667	61,056
Future tax rate difference on current timing differences	(471,039)	(11,972)	(161,545)
Others	(31,843)	(77,798)	(155,008)
Income taxes	$2,954,157	$1,974,118	$100,513

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

8.       Income taxes (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets (liabilities) are as follow:

	2008	2007
Tax losses carried forward	$986,638	$637,383
Tax on accounts receivable provision	177,762	161,892
Excess of tax cost over net book value of certain assets	1,759,768	1,272,756
Less: valuation allowance	(1,164,400)	(799,275)
Total deferred tax asset	1,759,768	1,272,756
Less: current portion	1,189,831	579,703
Total deferred tax asset-long term	$569,937	$693,053

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by Tangshan Yian have not been recorded in the financial statements. The loss of Tangshan Yian can be carry forwarded for five consecutive years against its profits starting from 2008 and it will be expired in 2013.The loss of Tangshan Yian can be carried forward for five years as follows:

2009	$1,614,000
2010	$1,470,000
2011	$1,450,000
2012	$1,229,000
2013	$812,000

The Company evaluates its valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

No valuation allowance has been provided for the deferred income tax assets arising from Sinovac Bejing’s temporary differences other than difference arising from accounts receivable provision. With Sinovac Beijing having four years of taxable income and the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to temporary differences in respect of long lived assets should be reversed.  Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of temporary differences.

The valuation allowance relating to losses carried forward of Tangshan Yian is still required as realization of this element of the potential tax benefit is still uncertain.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

9.       Minority Interest

Minority interest represents the interest of minority shareholder in Sinovac Beijing based on its proportionate interest in the equity of that company adjusted for its proportionate share of income or losses from operations.  In 2008 and 2007, the minority interest was 28.44%.

10.      Related Party Transactions and Balances

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

The amount due to related parties is unsecured, non-interest bearing and due on demand:

	December 31,	December 31,
	2008	2007

Due to shareholder	$46,971	$46,971

The Company entered into the following transactions in the normal course of operations with related parties:

	2008	2007	2006

Interest income earned on the advances to related parties	$-	$164,291	$78,908

Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing (see (c) below)	$494,373	$139,541	$131,112

In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $200,895 (RMB 1,398,680).  The leases commenced on August 12, 2004 and have a term of 20 years.  Included in current and long term prepaid expenses and deposits as at December 31, 2008, are $ nil (December 31, 2007 - $114,175), representing the prepaid lease payment made to this related party.

In June 2007, the Company entered into another operating lease agreement with China Bioway Biotech Group Holding Ltd., with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $293,478 (RMB 2,043,270). The lease commenced in June 2007 and has a term of 20 years. Included in current and long term prepaid expenses and deposits as at December 31, 2008, are $461,665 (RMB 3,164,345) (December 31, 2007 - $525,112 (RMB 3,840,796)), representing prepaid lease payments made to this related party.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

10.      Related Party Transactions and Balances (continued)

During 2008, 2007 and 2006 the Company incurred $143,071, $20,585 and $13,977 respectively, to directors of the Company, relating to management consulting services and director fees. Included in accounts payable and accrued liabilities is $61,421 (2007- $13,080; 2006-nil), respectively.

During 2008, 2007 and 2006, the Company incurred director fees of $nil and $18,408 and $23,055 respectively, to a company that is 50% owned by a director of the Company. Included in accounts payable and accrued liabilities is nil for 2008 (2007-nil and 2006-nil).

The Company entered into a license agreement with a corporation related to China Bioway Biotech Group Holding Ltd. in respect to the trademark used on the Company’s products for nil consideration.  This license agreement is non-exclusive and extends to August 20, 2011.

In 2007, the Company received $1,394,333 of cash payments representing the $1 million debts and its related interest assumed by a former director in connection with the acquisition of Tangshan Yian which completed in 2004. The Company previously issued 1,500,000 common shares to this individual which were placed in escrow.  These shares were released in 2007.

11.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2008 and December 31, 2007 consisted of the following:

	December 31, 2008	December 31, 2007
Trade payables	$1,370,761	$775,921
Machinery and equipment payable	451,361	588,979
Accrued expenses	3,772,514	4,234,790
Value added tax payable	522,959	155,396
Income tax payable	-	532,075
Other tax payable	124,637	62,921
Withholding personal income tax	843,833	761,376
Bonus and benefit payables	4,123,291	2,090,240
Other payables	699,681	321,120
Total	$11,909,037	$9,522,818

12.      Commitments and Contingencies

(a)     Operating lease Commitments

The Company leases production plant and laboratory under operating leases (note 10(c)). Rental expense amounted to $494,373, $139,541 and $131,112 in 2008, 2007 and 2006, respectively.

Minimum future rental payments under operating leases for the years ending December 31, are as follows:

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

2009	494,373
2010	494,373
2011	494,373
2012	494,373
2013	494,373
Thereafter	6,068,319
Total minimum future payments	8,540,184

(b)     Other Commitments

Commitments related to R&D expenditures are approximately $58,394 at December 31, 2008.

13.      Common Stock

Share Capital

In 2006, the Company issued 609,500 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $2.40 per share for the total proceeds of $828,964. In 2006, the Company received cash proceeds of $25,938 on the exercise of stock options. The shares were issued in 2007.

In 2007, the Company issued 184,000 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $2.40 per share for the total proceeds of $240,380. In 2007, the Company received further cash proceeds of $9,170 on the exercise of stock options for which the shares were issued in 2008.

In 2008, the Company issued 88,900 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.31 to $2.40  per share  for the total proceed of $133,790 of which $9,170 was received in 2007.

In 2008, the Company issued 2,500,000 shares of common stock upon the completion of a private placement at $3.90 per share for total proceeds of $9.75 million and incurred legal expense of $60,000.

Share Purchase Warrants

	Number	Weighted Average Exercise Price

Outstanding as at December 31, 2006	101,233	$4.00
Expired	(101,233)	$4.00
Outstanding as at December 31, 2007 and 2008	-	-

(c)
On December 2, 2008, the Company announced that its Board of Directors had approved a share repurchase program for a period of one year. Under the share repurchase program, the Company may repurchase shares in the open market when the share price is below $1.50. The share repurchase program may be revoked or varied by the Board of Directors. During 2008, a total of 293,033 common shares had been repurchased through open-market transactions on the NYSE AMEX, at an average price of $1.26, for the total consideration of $368,234.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

14.      Stock Options

(a)     Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock.  The Plan expires on November 1, 2023.  As of December 31, 2008, 2,405,000 (including forfeit and expired) shares of stock under the options plan remained available. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The Plan is administered by the board of directors.

In June 2004, 4,500 stock options were granted to an employee to replace the 4,500 stock options forfeited in 2004. These options have an exercise price of $3.36 per share, being the market price at the time of the grants, and expire on June 8, 2009. The options vest from June 9, 2004 to September 9, 2006.

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

(b)     Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option pricing model:

	2008	2007	2006
Expected volatility	-	-	75.97%
Risk-free interest rate	-	-	4.74%
Expected life (years)	-	-	3.0
Dividend yield	-	-	Nil
Weighted average fair value of options granted	-	-	$1.39

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

14.      Stock Options (continued)

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

(c)     Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

		Weighted Average		Aggregated Intrinsic
	Number	Exercise Price		Value
Option outstanding at December 31, 2005	1,871,300	1.64
Granted	115,000	2.64
Forfeited and canceled	(391,000)	(1.80)
Exercised	(609,000)	(1.36)

Options outstanding at December 31, 2006	985,800	$1.87
Forfeited and canceled	(1,000)	(1.31)
Exercised	(184,000)	(1.33)

Options outstanding at December 31, 2007	800,800	1.99
Exercised	(88,900)	1.50
Expired	(386,000)	1.31

Options outstanding and vested or expected to vest as at December 31, 2008	325,900	$2.93	$	nil
Exercisable at December 31, 2008	308,400	$2.95	$	nil

Options Outstanding				Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of		Remaining	Average		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price	Exercisable	Life	Price

$2.01 - $3.00	144,100	2.48	$2.60	126,600	2.43	$2.58
$3.01 - $4.00	181,800	1.82	$3.20	181,800	1.82	$3.20
	325,900		$2.93	308,400		$2.95

The Company charged $66,542, $179,742 and $707,204 of stock-based compensation relating to selling, general and administrative expenses in 2008, 2007 and 2006, respectively. The stock compensation expenses are charged to the consolidated statement of operations over vesting period of the options using the straight-line amortization method.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

14.      Stock Options (continued)

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money.  The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $207,342, $328,547 and $1,226,550 in 2008, 2007 and 2006, respectively, determined as of the date of option exercise.

As at December 31, 2008, there was $13,673 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a period of 15 months.  The estimated fair value of stock options vested during 2008, 2007 and 2006 was $92,460, $191,565 and $810,031, respectively.

15.      Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve. As a solely foreign invested enterprise, Tangshan Yian could only maintain a general reserve.  The dedicated reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with the Chinese GAAP until the reserve is equal to 50% of Sinovac Beijing’s registered capital ($8,067,000) and recorded as a component of shareholders’ equity. The dedicated reserves are not distributable other than upon liquidation.

For the year ended December 31, 2008, Sinovac Beijing appropriated 10% (2007 -10%; 2006-10%) and 5% (2007- 5%; 2006- 5%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively.  For the year ended December 31, 2008, the general reserve and the enterprise expansion reserve appropriated are $1,700,192 (RMB 11,653,456) (2007- $1,220,578 (RMB9,297,385); 2006- $228,016 (RMB3,565,026)) and $850,096 (RMB5,826,728) (2007- $610,289 (RMB 4,648,692) ; 2006- $228,015 (RMB1,782,513)) respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of their boards of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund.  For the year ended December 31, 2008, the board of directors of Sinovac Beijing approved $850,096 (RMB 5,826,728) (2007- $610,289 (RMB 4,648,692); 2006- $ 228,016 (RMB1,782,513)) for contribution to such fund which shall be utilized for collective staff benefits.  The amounts appropriated to staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2008, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. Sinovac Beijing has not declared dividends for fiscal year of 2008.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

15.      Distribution of Profit (continued)

Dividend declared by Sinovac Beijing in 2007 and 2006 was $3,086,105 and $1,078,813, respectively. As of December 31, 2008 the dividend payable of $115,677 (2007- $3,000,459) represents the minority interest in the share of dividends declared by Sinovac Beijing.

In addition to the above reserves accrual, transferring the profit from the Chinese subsidiaries to the countries outside of China also requires the Company and certain shareholders to comply with the certain administrative rules governed by the relevant Chinese government authorities.

16.      Deferred Research and Government Grants

Deferred research grants (current) represent research and development grants received, net of research and development expenditure incurred. In 2008, the Company received $383,497 (RMB 2,670,000) (December 31, 2007- $943,178 (RMB 6,898,500)) in government grants for research and development expenses.

Deferred government grants (non-current) of $2,836,994 (RMB 19,445,327), (December 31, 2007 – $2,734,444 (RMB 20 million) represent the unamortized balance that the Company received in 2007 for construction of a pandemic influenza vaccine production facility.  The condition of receiving the production facility grant requires the Company to spend an equal amount of the grant received on the pandemic influenza production facility and the entire facility is required to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government.  As of December 31, 2008, the Company has incurred costs of $4,872,443 on the pandemic influenza production facility, of which $2,172,274 is presented in construction in progress on the consolidated balance sheets.

17.      Income (loss) per Share

Income (loss) per share was calculated as follows:

	2008	2007	2006
Net Income (loss)	$8,010,223	$7,650,406	$(696,033)

Basic weighted average common share outstanding	42,426,703	40,254,192	38,229,944

Dilutive effect of stock options	23,903	383,684	-

Diluted weighted average common share outstanding	42,450,606	40,637,876	38,229,944

Basic and diluted earnings (loss) per share	$0.19	$0.19	$(0.02)

For the year ended December 31, 2008, 2,728 stock options were excluded from the calculation of diluted net income (loss) per common share, as the effect of including them would have been anti-dilutive (918 and nil for the years ended December 31, 2007 and 2006 respectively).

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in U.S. Dollars)

18.      Segmented Information

The Company operates exclusively in the biotech sector.  The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.  All revenues are generated in China. Total long lived assets of $20,352,576 (2007-$17,273,443) including property, plant and equipment and license and permits are all located in Mainland China.  The Company’s total assets by geographical location are as follows:

	December 31, 2008	December 31, 2007
Assets
Mainland China	$81,963,798	$53,728,827
Other region	1,239,424	3,719,135
Total	$83,203,222	$57,447,962

The Company’s revenues by products are as follows:

	2008	2007	2006
Sales
Inactive hepatitis A vaccines	$40,776,056	$28,612,446	$14,878,194
Recombined hepatitis A&B vaccines	1,657,171	132,569	230,810
Influenza vaccines	4,063,677	4,796,172	245,604
Total	$46,496,904	$33,541,187	$15,354,608

19.      Collaboration Agreement

On March 12, 2009, the Company entered into a Technology Transfer Agreement (“the Agreement”) with a non-related party to develop a pneumococcal vaccine. The collaboration term under the agreement is from the signing date to 8 years after the first sales of the vaccine developed under the Agreement in Chinese market. Under the term of the Agreement, the Company will make milestone payments of up to $3 million and royalty payment based on net sales in Chinese market. Both parties will also work together to develop international markets for the products.

20.      Subsequent Event

(a)
On January 20, 2009, the board of directors of the Company approved the grant of 1,708,500 in aggregate stock options to the directors, officers, and key employees with an exercise price of $1.60 being the quoted market price of the Company’s shares at the time of grant. The stock options will start being vested on Jan 20, 2010. Of 1,708,500 stock options, 1,201,000 was granted to the employees and are vested at 10% every three months with the initial 10% vested on January 20, 2010. The reminders were granted to directors and are vested at 10% every two months with the initial 20% vested on January 20, 2010. These options expire on January 20, 2015.

(b)	Also see note 19.