Form 20-F/A
period 2008-12-31
SINOVAC BIOTECH LTD
filed 2009-08-20
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

Amendment No. 1

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

No. 39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China

Tel: +86-10-6296-3661

Fax: +86-10-6296-6910

E-mail: yangg@sinovac.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

42,893,928 common shares as of December 31, 2008.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐    No  ☐

Explanatory Note

We are filing this amendment to the Sinovac Biotech Ltd. Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 20-F”), originally filed on May 1, 2009, for the purpose of filing the attestation report of our independent registered public accounting firm on our management’s conclusion regarding the effectiveness of internal control over financial reporting that was inadvertently omitted. The 2008 20-F has already disclosed that our independent registered public accounting firm has audited our internal control over financial reporting and its report on our financial statements also mentioned that it has given a separate report with an unqualified opinion on internal control over financial reporting. Solely as a result of this inadvertent omission, our Chief Executive Officer and Acting Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008 (the end of our 2008 fiscal year) at the reasonable assurance level. For the convenience of the reader, this amendment sets forth (1) Part II, Item 15 in its entirety and (2) the independent registered public accounting firm’s attestation report on our internal control over financial reporting. This amendment does not change the previously reported financial statements and other financial disclosures included in the 2008 20-F. No other information in the 2008 20-F as originally filed is amended hereby, and accordingly, this amendment does not reflect events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment No. 1 on Form 20-F should be read in conjunction with our other filings with the Securities and Exchange Commission.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, solely as a result of our inadvertent omission to include the independent registered public accounting firm’s attestation report on our internal control over financial reporting in the 2008 20-F which is corrected by the filing of this Amendment No. 1 on Form 20-F, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. To remediate the foregoing deficiency in our disclosure controls and procedures that led to the inadvertent omission described above, we are implementing additional steps, which include: (i) adopting additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act; (ii) enhancing our internal communication process associated with such disclosures; and (iii) improving our training and education of certain of our personnel who are involved in aspects of our reporting process.

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

Our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm that audited the financial statements included in the annual report. The attestation report issued by Ernst & Young LLP on management’s assessment of the effectiveness of internal control over financial reporting is set forth below:

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated April 8, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada

April 8, 2009

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name:	Weidong Yin
Title:	Chairman and Chief Executive Officer

Date: August 20, 2009