Form 20-F/A
period 2008-12-31
SINOVAC BIOTECH LTD
filed 2010-01-20
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 2

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

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

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

No.39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China

Tel: +86-10-8289-0088

Fax: +86-10-6296-6910

E-mail: yangg@sinovac.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NYSE Amex (to November 13, 2009)
NASDAQ Global Market (from November 16, 2009)

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

☐ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

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

☐ Yes   ☐ No

Explanatory Note

We are filing this amendment to the Sinovac Biotech Ltd. Annual Report on Form 20-F for the year ended December 31, 2008, originally filed on May 1, 2009, as amended on August 20, 2009 (the “2008 20-F”), for the purposes of correcting typographical and clerical errors and conforming the numbers in the forepart to our financial report included in the 2008 20-F.  Specifically,

•                  On Page 6 of the 2008 20-F, under “Item 3A. Selected Financial Data—Balance sheet data,” total current liabilities as of December 31, 2007 should be $20,445,000.

•                  On page 8 of the 2008 20-F, under “Item 3D. Risk Factors—Risks Related to Our Company—We currently have limited revenue sources. A reduction in revenues of Healive would cause our revenues to decline and could materially harm our business,” the percentage of sales attributable to Healive in 2008 should be 88%.

•                  On Page 43 of the 2008 20-F, under “Item 5A. Operating Results—SARS and Pandemic Influenza,” government funding received and recognized in income for 2008 should be $383,497 and $310,022, respectively.

•                  On Page 44 of the 2008 20-F, under “Item 5A. Operating Results—Critical Accounting Policies and Estimates—Amortization of intangible assets,” income for the year and earnings per share as reported should be $8,010,223 and $0.19, respectively.

•                  On Page 44 of the 2008 20-F, under “Item 5A. Operating Results—Critical Accounting Policies and Estimates—Allocation of intangible assets,” the percentage of interest the Company acquired in Sinovac Beijing in February 2005 should be 20.56%. Also, in the table summarizing cost of intangible assets, the cost of Inactive Hepatitis A and Recombinant Hepatitis A and B should be $3,082,293 and $443,225, respectively. Total intangible assets should be $3,525,518.

•                  On Page 46 of the 2008 20-F, under “Item 5A. Operating Results—Results of Operations,” Income (loss) before income taxes and minority interest for 2008 should be $15,170,000.

•                  On Page 48 of the 2008 20-F, under “Item 5A. Operating Results—Results of Operations—Year Ended December 31, 2008 Compared to Year Ended December 31, 2007—Gross Profit,” the subsection should read, “Gross profit increased 35.2% to $36,561,000 in 2008 from $27,039,000 in 2007. Gross profit margin was stable at 78.6% and 80.6% for 2008 and 2007, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was stable at 77.7% and 79.5% for 2008 and 2007, respectively.”

•                  On Page 49 of the 2008 20-F, under “Item 5A. Operating Results—Results of Operations—Year Ended December 31, 2007 Compared to Year Ended December 31, 2006—Gross Profit,” the subsection should read, “Gross profit increased 143.1% to $27,039,000 in 2007 from $11,123,000 in 2006. Gross profit margin was 80.6% and 72.4% for 2007 and 2006, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was 79.5% and 70.1% for 2007 and 2006, respectively.”

•                  On Page 50 of the 2008 20-F, under “Item 5B. Liquidity and Capital Resources—Operating activities,” provision for inventory in 2008 should be $963,000.

•                  On Page 51 of the 2008 20-F, under “Item 5B. Liquidity and Capital Resources—Financing activities,” long-term interest bearing loans and short-term borrowings at December 31, 2008 should be $2.2 million and $8.0 million, respectively.

•                  On Page 53 of the 2008 20-F, under “Item 5F. Tabular Disclosure of Contractual Obligations,” total R&D expenses should be $58,000. Also, operating lease obligations for less than 1 year and for 1-3 years should be $494,000 and $989,000, respectively. Contractual obligations for total, less than 1 year and 1-3 years should be $10,786,000, $494,000, and $3,235,000, respectively.

•                  On Page 55 of the 2008 20-F, under “Item 6B. Compensation of Directors and Executive Officers,” options outstanding to purchase common shares as of December 31, 2008 should be 325,900.

•                  On Page 56 of the 2008 20-F, under “Item 6B. Compensation of Directors and Executive Officers—2003 Stock Option Plan—Size of plan,” common shares that have been issued pursuant to options issued under the Stock Option Plan as of December 31, 2008 should be 2,270,600.

•                  On Page 61 of the 2008 20-F, under “Item 7B. Related Party Transactions—Transactions with Certain Other Directors and Affiliates,” the annual lease payment for an operating lease agreement entered in June 2007 with China Bioway should be $293,478.

•                  On Page 73 of the 2008 20-F, under “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk,” the weighted effective interest rate on the Company’s outstanding loans for the years ended December 31, 2008 and 2007 should be 6.85% and 6.87%, respectively.

This amendment does not change the previously reported financial statements and other financial disclosures included in the 2008 20-F. No other information in the 2008 20-F as originally filed is amended hereby, and accordingly, this amendment does not reflect events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this amendment should be read in conjunction with our other filings with the Securities and Exchange Commission.

Capitalized terms in this amendment shall have the meanings set forth in the 2008 20-F.

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

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except for share and per share data)

Statement of operations data
Sales	6,454	8,608	15,355	33,541	46,497
Cost of sales	1,938	2,346	4,232	6,502	9,936
Gross profit	4,516	6,262	11,123	27,039	36,561
Operating expenses:
Selling, general and administrative expenses	8,843	10,278	9,753	11,958	17,463
Research and development expenses	286	234	325	965	2,767
Purchased in process research and development	—	233	—	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	334	555	605	641	750
Total operating expenses	9,462	11,299	10,683	13,564	20,980
Operating income (loss)	(4,946)	(5,037)	440	13,475	15,581
Interest and financing expenses	(369)	(229)	(319)	(478)	(702)
Interest and other income	321	235	285	191	291
Income (loss) before income taxes and minority interest	(4,994)	(5,031)	406	13,187	15,170
Income taxes (recovery)	(767)	212	101	1,974	2,954
Minority interest share of (earnings) loss	(440)	132	(1,001)	(3,563)	(4,205)
Net earnings (loss) for the year	(4,667)	(5,111)	(696)	7,650	8,010
Earnings (loss) per share — basic and diluted	(0.14)	(0.14)	(0.02)	0.19	0.19
Weighted average number of common shares outstanding
– basic	32,742,837	36,353,149	38,229,944	40,254,192	42,426,703
– diluted	32,742,837	36,353,149	38,229,944	40,637,876	42,450,606

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance sheet data
Cash and cash equivalents	$2,605	$7,354	$9,249	$17,071	32,894
Restricted cash	391	149	24	1	—
Total assets	22,420	31,299	37,009	57,448	83,203
Short-term loans	2,605	2,418	2,661	6,836	8,024
Total current liabilities	6,656	8,844	11,864	20,445	21,279
Long-term debts	202	2,664	3,838	1,367	2,188
Net assets	12,437	18,023	19,245	30,004	49,714
Minority interest	3,125	1,769	2,063	2,898	7,185
Total stockholders’ equity	$12,437	$18,023	$19,245	$30,004	49,714

D.            Risk Factors

Risks Related to Our Company

We currently have limited revenue sources. A reduction in revenues of Healive would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. 97% of our sales in 2006, 85% of our sales in 2007 and 88% of our sales in 2008 were attributable to Healive.  Revenue from sales of Healive was $14.8 million, $28.6 million and $40.7 million in 2006, 2007 and 2008, respectively.  We began marketing and selling Bilive in 2005, but sales of this product were limited before 2007. In 2008, revenue from sales of Bilive was $1.66 million. Because Bilive is a combination hepatitis A and B vaccine, and Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect sales of Healive to continue to comprise a substantial portion of our revenues in the near future. Since Healive and Bilive compete with each other to a certain degree, this could reduce our revenues and margins, and any increase in pricing pressure on these products could also adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

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

The PRC government has provided grants to us, which are accounted for as income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $739,000, $905,648 and $ 383,497 for 2006, 2007 and 2008, respectively. In 2008, we recognized $80,000 in income from the government grant for expansion of our pandemic influenza production capacity. We also recognized government research grant income of $845,122, $843,910 and $310,022 in 2006, 2007 and 2008, respectively.

Critical Accounting Policies and Estimates

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

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2008:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9 years	10 years	11 years
Amortization expense	$52,692	$390,949	$(41,026)
Income for the year	$(52,692)	$8,010,223	$41,026
Earning per share	$—	$0.19	$—

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

	Cost	Amortization Expense in the Year Ended December 31, 2008
Asset
Inactive hepatitis A	$3,082,293	$346,948
Recombinant hepatitis A and B	$443,225	$40,001
Total	$3,525,518	$390,949

The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

RESULTS OF OPERATIONS

	2006		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except for percentages)
Statement of operations data
Sales	15,355	100.0	33,541	100.0	46,497	100.0
Cost of sales	4,232	27.6	6,502	19.4	9,936	21.4
Gross profit	11,123	72.4	27,039	80.6	36,561	78.6
Operating expenses:
Selling, general and administrative expenses	9,753	63.5	11,958	35.7	17,463	37.6
Research and development expenses	325	2.1	965	2.9	2,767	6.0
Purchased in process research and development	—	—	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	605	3.9	641	1.9	750	1.6
Total operating expenses	10,683	69.6	13,564	40.4	20,980	45.1
Operating income (loss)	440	2.9	13,475	40.2	15,581	33.5
Interest and financing expenses	(319)	(2.1)	(478)	(1.4)	(702)	(1.5)
Interest and other income	285	1.9	191	0.6	291	0.6
Income (loss) before income taxes and minority interest	406	2.6	13,187	39.3	15,170	32.6
Income taxes expenses	101	0.7	1,974	5.9	(2,954)	(6.4)
Minority interest share of (earnings) loss	(1,001)	(6.5)	(3,563)	(10.6)	(4,205)	(9.0)
Net earnings (loss) for the year	(696)	(4.5)	7,650	22.8	8,010	17.2

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

Gross Profit. Gross profit increased 35.2% to $36,561,000 in 2008 from $27,039,000 in 2007. Gross profit margin was stable at 78.6% and 80.6% for 2008 and 2007, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was stable at 77.7% and 79.5% for 2008 and 2007, respectively.

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

Gross Profit. Gross profit increased 143.1% to $27,039,000 in 2007 from $11,123,000 in 2006. Gross profit margin was 80.6% and 72.4% for 2007 and 2006, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was 79.5% and 70.1% for 2007 and 2006, respectively. The increase in gross profit margin was due to the achievement of economic scale of Healive and Anflu production.

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

B.               Liquidity and Capital Resources

Operating activities

Net cash provided by operating activities was $10,505,000 in 2008, compared to $4,316,000 in 2007. Net cash provided by operating activities in 2008 was primarily the result of our growing business which yielded a net income of $8,010,000, decreased by $310,000 by cash paid for research and development expenditures qualified for government grants, and adjusted by a minority interest of $4,205,000 and certain non-cash charges including stock-based compensation ($67,000), a provision for doubtful debt ($24,000), a provision for inventory ($963,000), a provision for fixed asset of ($126,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($1,689,000).

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

At December 31, 2008, we had $2.2 million in long-term interest bearing loans and $8.0 million in short-term borrowings, offset by $32.9 million in cash, resulting in a liquid assets balance of $22.7 million, compared with $8.89 million at the end of 2007. We hold our cash and cash equivalents in interest-bearing dollar and RMB denominated accounts at registered banks.  The following table summarizes our borrowings as of December 31, 2008:

Type	Amount	Interest Rate	Maturity Date
Bank loan	RMB10,000,000 ($1,458,959)	floating rate (7.47% from December 13, 2007 to December 12, 2008	December 12, 2009
Bank loan	RMB10,000,000 ($1,458,959)	7.20% fixed rate	October 15, 2009
Bank loan	RMB10,000,000 ($1,458,959)	5.85% fixed rate	December 15, 2009
Bank loan	RMB15,000,000	7.47% fixed rate	July 23, 2009

($2,188,441)
Bank loan	RMB10,000,000 ($1,458,959)	5.58% fixed rate	November 27, 2009
Bank loan	RMB15,000,000 ($2,188,439)	floating rate (7.56% for the 12 months ending August 25, 2009)	August 25, 2010

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

F.               Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2008 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual obligations
R&D Expenses	$58	—	$58	—	—
Long-Term Debt	$2,188	—	$2,188	—	—
Operating Lease Obligations	$8,540	$494	$989	$989	$6,068
Total	$10,786	$494	$3,235	$989	$6,068

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.               Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation paid to our directors and executive officers was approximately $444,697.  No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. For options granted to officers and directors, see “2003 Stock Option Plan.”

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. As of December 31, 2008, options to purchase 325,900 common shares were outstanding. The following table summarizes, as of December 31, 2008, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 stock option plan.

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

•                  Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 stock option plan. As of December 31, 2008, options to purchase an aggregate of 325,900 of our common shares were issued and outstanding and an aggregate 2,270,600 common shares have been issued pursuant to options issued under the plan.

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

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B.               Related Party Transactions

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

We entered into another operating lease agreement with China Bioway in June 2007 with respect to Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $293,478.  The lease commenced in June 2007 and has a term of 20 years. As of December 31, 2008, we had prepaid a total of $677,312 to this related party.

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

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 6.85% and 6.87% for the years ended December 31, 2008 and 2007. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $102,000 based on our outstanding indebtedness as of December 31, 2008.

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

Date: January 20, 2010