Form 20-F
period 2009-12-31
SINOVAC BIOTECH LTD
filed 2010-04-16
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

42,585,261 common shares as of December 31, 2009.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

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

☐ Yes   ☐ No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

•                  “Sinovac,” “we,” “us,” “our company,” and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries

•                  “China,” “Chinese” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “RMB” or “renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States;

•                  “shares” or “common shares” refers to our common shares, par value $0.001 per share; and

•                  “U.S. GAAP” refers to general accepted accounting principles in the United States.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2009, which was RMB6.8259 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 9, 2010, the noon buying rate was RMB6.8229 to $1.00.

PART I

ITEM 1.                                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                  KEY INFORMATION

A.        Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended December 31, 2007, 2008 and 2009 and consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The following selected consolidated statements of operations data for the fiscal years ended December 31, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)
Statement of income (loss) data
Sales	$8,608	$15,355	$33,541	$46,497	$84,197
Cost of sales(1)	2,346	4,232	6,502	9,936	20,063
Gross profit	6,262	11,123	27,039	36,561	64,134
Operating expenses:
Selling, general and administrative expenses(2)	10,278	9,753	11,958	17,463	18,247
Research and development expenses	234	325	965	2,767	4,406
Purchased in-process research and development	232	—	—	—	—
Depreciation of property, plant and equipment and amortization of licenses and permits	555	605	641	750	693
Total operating expenses	11,299	10,683	13,564	20,980	23,346
Operating income	(5,037)	440	13,475	15,581	40,788
Interest and financing expenses	(229)	(319)	(478)	(702)	(534)
Interest income and other income	235	285	190	291	1,300
Income (loss) before income taxes and non-controlling interest(3)	(5,031)	406	13,187	15,170	41,554
Income tax expenses	(212)	(101)	(1,974)	(2,954)	(11,141)
Consolidated net income	(5,243)	305	11,213	12,216	30,413
Loss (income) attributable to non-controlling interest(3)	132	(1,001)	(3,563)	(4,206)	(10,455)
Net income attributable to the stockholders	(5,111)	(696)	7,650	8,010	19,958
Earnings (loss) per share
– basic	$(0.14)	$(0.02)	$0.19	$0.19	$0.47
– diluted	$(0.14)	$(0.02)	$0.19	$0.19	$0.46
Weighted average number of common shares outstanding
– basic	36,353,149	38,229,944	40,254,192	42,426,703	42,580,945
– diluted	36,353,149	38,229,944	40,637,876	42,450,606	42,975,007

(1) Excludes depreciation of land-use rights and amortization of licenses and permits of $376,184, $411,573 and $418,867 for 2007, 2008 and 2009, respectively.

(2) Includes stock-based compensation expense of $179,742, $66,542 and $422,860 in 2007, 2008 and 2009, respectively.

(3) Non-controlling interest, formerly referred to as minority interest, which has been reclassified in accordance with Statement of Financial Accounting Standards No.160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, now codified in Accounting Standards Codification, or ASC, Subtopic 810-10, must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements.  The presentation and disclosure requirements must be applied retrospectively for all periods presented.

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Balance sheet data
Cash and cash equivalents	$7,354	$9,249	$17,071	$32,894	$74,953
Restricted cash	149	24	1	—	64
Total assets	31,299	37,009	57,448	83,203	144,476
Short-term loans	2,418	2,661	6,836	8,024	17,698
Total current liabilities	8,844	11,864	24,445	21,279	50,012
Long-term loans payable	2,664	3,838	1,367	2,188	—
Net assets	18,023	19,245	30,004	49,714	70,658
Non-controlling interest(1)	1,769	2,063	2,898	7,185	13,808
Total stockholders’ equity	$18,023	$19,245	$30,004	$49,714	$70,658

(1) Non-controlling interest, formerly referred to as minority interest, which has been reclassified in accordance with Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, now codified in Accounting Standards Codification, or ASC, Subtopic 810-10, must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements.  The presentation and disclosure requirements must be applied retrospectively for all periods presented.

B.                                     Capitalization and Indebtedness

Not applicable.

C.                                     Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Company

Our business growth relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into clinical trials and the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.

The biopharmaceutical market in general and the vaccine product market in particular are developing rapidly as a result of ongoing infectious disease threats and new trends in the related research and technology developments. Consequently, our success depends on our ability to react to disease and technology development trends and to identify, develop and commercialize in a timely and cost-effective manner effective vaccine products that meet evolving market needs.

Whether we are successful in developing and commercializing new products is determined by our ability to:

•                  accurately assess disease and technology trends and market needs;

•                  maintain strong research and development capabilities;

•                  optimize our manufacturing and procurement processes to predict and control costs;

•                  manufacture and deliver products in a timely manner and in sufficient quantities;

•                  increase customer awareness and acceptance of our products;

•                  minimize the time and cost required to obtain required regulatory clearances and approvals;

•                  anticipate and compete effectively with other vaccine product developers, manufacturers and marketers; and

•                  price our products competitively.

We have a history of net losses and although we became profitable in 2007, we may not be able to maintain our profitability and may be in a loss position again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception, and although we first became profitable for the year ended December 31, 2007 and have stayed profitable since then, we cannot assure you that we will remain profitable in future periods. We incurred net losses attributable to stockholders of $5.1 million and $0.7 million in 2005 and 2006 and we recorded a net income attributable to stockholders of $7.7 million, $8.0 million and $20.0 million for the fiscal year ended December 31, 2007, 2008, and 2009, respectively. Our losses have resulted principally from our selling, general and administrative expenses, including our share-based compensation. Most recently, we have experienced a substantial increase in our sales and gross profit mainly as a result of the large amount of purchases by the Chinese government agencies of our Panflu.1 primarily in the fourth quarter of 2009. However, such rapid revenue growth may not occur in the future periods. If the threat of H1N1 abates, we may experience in a future period a substantial or sudden drop in our sales, which could result in a significant decrease in our gross profit or even result in losses, which would materially and adversely impact our financial results. In addition, we expect to incur additional losses in the future if our sales do not increase or if our expenses grow faster than our revenues. If we incur any losses in the future, such losses will have an adverse impact on our working capital, total assets, stockholders’ equity and cash flow. We cannot assure you that we will be able to sustain or increase our profitability.

Increased sales of our vaccines to PRC government agencies and our strategy to capture market share in China’s growing market for publicly funded inoculations expose us to risks relating to doing business with the government.

We have increased sales of our vaccines, particularly the H1N1 vaccine, to PRC government agencies. We are also pursuing a strategy to capture market share in China’s growing market for publicly-funded inoculations. While our increased sales to PRC government agencies afford us the opportunity to expand our sources of revenue and to further enhance our brand and reputation in China, we are exposed to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase are products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Any of the abovementioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues of Healive would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. 85% of our sales in 2007, 88% of our sales in 2008 and 39.3% of our sales in 2009 were attributable to Healive. Revenue from sales of Healive was $28.6 million, $40.8 million and $33.0 million in 2007, 2008 and 2009, respectively. We began marketing and selling Bilive in 2005, but sales of this product were limited before 2007. Revenue from sales of Bilive was $132,569, $1.7 million and $6.2 million in 2007, 2008 and 2009, respectively. Because Bilive is a combined hepatitis A and B vaccine, and Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect sales of Healive to continue to comprise a major portion of our revenues in the near future. Since Healive and Bilive compete with each other to a certain degree, any increase in pricing pressure on these products could adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

We expect a small number of our key products, which will likely shift over time, to continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products are critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of our products, could materially and adversely affect our financial condition and results of operations.

We could be subject to costly and time-consuming product liability actions. We carry limited insurance coverage.

We manufacture vaccines that are injected into vaccinees to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of the design of these products, unanticipated health consequences or side effects, or misuse or mishandling by third parties, of such products, or because of faulty or contaminated supplies, they could injure the vaccinees and as a result subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Even a meritless or unsuccessful product liability claim could be time consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity. For example, in November 2008, a death of a minor in Beijing was reported, which coincided with the administration of Healive that we produced two days prior. According to the autopsy results, the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, parents of the dead commenced a legal proceeding against us and other three defendants at Beijing Haidian District People’s Court and claimed RMB616,858($90,370) as compensation. As the date of this annual report, the case remains pending.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We currently do not carry product liability insurance for Bilive or Anflu. Although we carry regular product liability insurance for Healive, we cannot be certain that we will be able to maintain adequate product liability insurance at a reasonable cost. In addition, we have no clinical trial liability insurance for our clinical trials. Any insurance coverage we do have may not be sufficient to satisfy liability resulting from product liability claims. A successful product liability claim or series of claims could have a material adverse impact on our business, financial condition and results of operations.

Any pandemic threat may abate, or alternative vaccines or technologies may be adopted, before our vaccines achieve significant sales.

We have devoted significant resources to researching and developing various vaccines to address the pandemic threat of infectious diseases, including SARS, H5N1 and H1N1, and will continue to devote resources to the development of our vaccines to address any new needs.

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believe we were the first company to complete a Phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the Phase II and Phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopted other technologies or strategies to prevent or limit outbreaks before our pandemic vaccine achieves significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our internal control over financial reporting.

Our management is required to assess the impact of control deficiencies based upon both quantitative and qualitative factors, and depending upon that analysis we classify such identified deficiencies as either a control deficiency, significant deficiency or a material weakness.

In addition, if management or our independent registered public accountants identify errors in our interim or annual financial statements, it is statistically more likely that such errors may meet the quantitative threshold established under Staff Accounting Bulletin No. 99, “Materiality”, that could, depending upon the complete qualitative and quantitative analysis, result in our having to restate previously issued financial statements.

Although management concluded that our internal control was effective for the period ended December 31, 2009, we cannot be certain that the effectiveness of internal control can be maintained in the future. Our failure to achieve and maintain effective internal control over financial reporting could result in loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares, and cause us to be unable to raise sufficient capital. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the NASDAQ Global Market, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences to us.

We have previously failed to comply with the continued listing requirements of the American Stock Exchange, now known as NYSE Amex, and we cannot assure you that we will comply with applicable listing requirements in the future. For example, until April 2006, we were not in full compliance with the NYSE Amex corporate governance deadlines requiring maintenance of an independent board of directors with a majority of independent directors, establishment of a compensation committee, corporate governance and nominating committee and adoption of a code of ethics. In addition, the NYSE Amex required that we hold shareholder meetings annually. We convened a meeting of our shareholders in August 2007 but had to cancel the meeting because we could not form the necessary quorum. With the permission of the NYSE Amex, we extended to April 30, 2008 the deadline for holding our 2007 shareholders’ meeting. Our common shares have been listed on the NASDAQ Global Market since November 2009. If for any reasons we are unable to comply with the requirements of the NASDAQ Global Market in the future, our shares could be delisted from trading on that exchange. De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all. In addition, de-listing by the NASDAQ Global Market might negatively impact our reputation and, as a consequence, our business.

If we are unable to successfully compete in the highly competitive biopharmaceutical industry, our business could be harmed.

We operate in a highly competitive environment, and we expect the competition to increase further in the future. Our competitors include large pharmaceutical and biotechnology companies and academic research institutions, both within and outside China. Many of these competitors have greater resources than us. New competitors may also enter into the markets in which we currently compete. Accordingly, even if we are successful in launching a product, we may not be able to outperform a competing product for any number of reasons, including the possibility that the competitor may:

•                  have launched its competing product first or the competing product may have, or be perceived as having, better efficacy, stronger brand recognition, or other advantages;

•                  have greater access to certain raw materials;

•                  have more efficient manufacturing processes and greater manufacturing capacity;

•                  have greater marketing capabilities;

•                  have greater pricing flexibility;

•                  have more extensive research and development and technical capabilities;

•                  have proprietary patent portfolios or other intellectual property rights that may present an obstacle to our conduct of business; or

•                  have greater knowledge of local market conditions where we seek to increase our international sales.

The technologies applied by our competitors and us are rapidly evolving, and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors in hepatitis A vaccines, hepatitis A and B vaccines and influenza vaccines, please see “Item 4. Information on the Company—B. Business overview—Competition”.

We may not be able to maintain market share in China’s growing inactivated hepatitis A vaccine market, which could adversely affect our ability to increase our revenues.

Effective January 1, 2006, liquid formulations of attenuated hepatitis A vaccines were removed from the vaccines batch approval list that was issued on December 23, 2005 by China National Institute for the Control of Pharmaceutical and Biological Products, or NICPBP. As a result, the use of inactivated vaccines in China was increased considerably and the increase is expected to continue over the next several years. We believe that Western pharmaceutical companies should benefit from this growing market for inactivated vaccines since they manufacture the majority of inactivated vaccines worldwide. Western pharmaceutical companies should also benefit because inactivated vaccines are more expensive to manufacture and they typically have more financial resources than Chinese pharmaceutical companies. Although we supplied 31% of the total hepatitis A vaccine market in China, or 67% of the inactivated hepatitis A vaccine market, in 2007, we supplied only 23% and 23% of the total hepatitis A vaccine market, or 54% and 52% of the inactivated hepatitis A vaccine market, in 2008 and 2009, respectively. Going forward, we may not be able to compete with Western pharmaceutical companies to further penetrate the inactivated vaccine market, which could adversely affect our ability to grow our revenues.

We may not be able to capture market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do capture market share in these markets, we may need to sell our vaccines at low cost, which could adversely affect our gross margin.

In a government working report presented in March 2007 at the Fifth Session of the Tenth National People’s Congress, Wen Jiabao, China’s Premier, indicated that the PRC government will expand its immunization program and purchase vaccines to prevent 15 different infectious diseases, including hepatitis A. We expect the program to increase the overall size of the hepatitis A vaccine market in China, as well as other vaccine markets in China. However, we may not be able to capture market share in these government-funded vaccine markets. For example, domestic suppliers of freeze-dried, live attenuated hepatitis A vaccine may be able to supply this market at a lower cost and with higher quantities of vaccine than we can. If we are unable to capture market share in these government-funded vaccine markets, our sales volume may not grow significantly. Moreover, if we do successfully capture market share in these government-funded vaccine markets, we may need to sell our vaccines at a lower price than we do in the private market. Any reduction in the average selling price of our vaccines could adversely affect our gross margin.

If end users, such as hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even if our vaccines obtain regulatory approval for commercialization, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, hospitals and physicians may elect not to recommend these products for a variety of reasons, including the reimbursement policies of government and third-party payors. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our growth may be adversely affected if market demand for our vaccine products does not meet our expectations. We may encounter problems of inadequate supply or oversupply, especially with respect to our target international markets, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our growth may be adversely affected if market demand for our vaccine products does not meet our expectations. For example, many vaccinees receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season, and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition.

Our projections of market demand for our products in international markets are less reliable than our domestic projections because we have less information available on which to base our projections. Specifically, we do not have consistently reliable information regarding international distributor inventory levels, and we often lack extensive knowledge of the local market conditions or about the purchasing patterns, preferences, or cycles of international distributors. Furthermore, because shipping finished products to international distributors typically takes more time than shipping to domestic distributors, inaccurate projections of international demand could result more quickly in unmet demand.

If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

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

A setback in any of our clinical trials or field trials could adversely affect our share price.

In June 2008, we initiated Phase II clinical trials of a split viron vaccine against the H5N1 strain of pandemic influenza in collaboration with the Beijing CDC. We are also developing vaccines to protect against Japanese encephalitis, enterovirus 71-related hand, foot and mouth disease and rabies in humans, as well as a vaccine to protect against rabies in animals. Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term supply agreement for the hepatitis B vaccine we use for Bilive production. We source the hepatitis B vaccine entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B vaccine to be used in our Bilive production exclusively from Beijing Temple of Heaven for 10 years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B vaccine supply relationship. However, this agreement is silent on whether Beijing Temple of Heaven is obligated to furnish us with hepatitis B vaccine for 10 years.

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

We currently rely on one manufacturing, assembly and storage facility for our products and are developing additional facilities. Any disruption to our current manufacturing facility or in the development of these new facilities could reduce or restrict our sales and harm our reputation.

We manufacture, assemble and store almost all of our products, as well as conduct some of our primary research and development activities, at one principal facility located in Beijing, China. We do not maintain back-up facilities, so we depend on this facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. The occurrence of such an event could materially and adversely affect our business.

We are currently building a new manufacturing facility in Dalian in Liaoning province. This project will require significant build-out before it will be operational. We may experience difficulties in expanding our manufacturing capabilities to the new facility. Moreover, we may not realize the anticipated benefits of our new facility. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to expand the production capacity for our existing products, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We will need to raise additional funds from the capital markets to finance equipment expenditures, to acquire intellectual property, to expand the production capacity for our existing products, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2009, we had approximately $75.0 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

•                  establish and expand manufacturing capabilities;

•                  proceed with the research and development of other vaccine products, including clinical trials of new products;

•                  acquire majority interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., or Sinovac Dalian, or other companies;

•                  commercialize our products, including the marketing and distribution of new and existing products;

•                  seek and obtain regulatory approvals;

•                  develop or acquire other product candidates or technologies;

•                  protect our intellectual property; and

•                  finance general and administrative and research activities that are not related to specific products under development.

In the past, we funded most of our research and development and other expenditures through government grants, working capital, and proceeds from private placements and public offering of our common shares. We may raise additional funds in future because our current operating and capital resources may be insufficient to meet future requirements.

If we continue to raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders, because the shares may be sold at a time when the market price is low and shares issued in equity financing transactions will normally be sold at a discount to the current market price. Any additional equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems including materially negative developments relating to, among other things, disease developments, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory changes in our industry, the Chinese market generally or general economic conditions, could interfere with our ability to raise additional funds or materially adversely affect the terms upon which such funding is available.

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

We do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed and competitors could develop products sooner than we do.

The interests of the existing minority shareholder in Sinovac Biotech Co., Ltd., or Sinovac Beijing, may diverge from our own and this may adversely affect our ability to manage Sinovac Beijing.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 71.56% interest and China Bioway Biotech Group Co., Ltd., or China Bioway, an affiliate of Peking University, owns a 28.44% interest. China Bioway’s interests may not be aligned with our interests at all times. If our and China Bioway’s interests diverge, China Bioway may exercise its right under PRC laws to protect its own interest, which may be adverse to us. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Sinovac Beijing) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. China Bioway appoints the legal representative of Sinovac Beijing, who also serves as the chairman of the five-director board of Sinovac Beijing. Accordingly, China Bioway has the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. Further, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, China Bioway has a right of first refusal to purchase our interest under China’s joint venture regulations.

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

Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian Biological Engineering Co., Ltd., or Tangshan Yian, were enterprises owning state-owned assets, or EOSAs. Their failures to comply with PRC legal requirements in asset or share transfers could, under certain circumstances, result in such transfers being invalidated by government authorities. If this occurs, we could lose our ownership of intellectual property rights that are vital to our business as well as our equity ownership in Sinovac Beijing and Tangshan Yian.

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

The landlord that leases us three of our buildings in Beijing has not yet obtained ownership certificates for the buildings. If PRC government authorities or third parties challenge or invalidate the landlord’s ownership of the buildings, our Anflu and filling and packaging operations would be materially and adversely affected.

In August 2004, we signed two 20-year leases in Beijing with China Bioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park. We house our Anflu manufacturing and research and development center in these buildings. In June 2007, we signed another 20-year lease in Beijing with China Bioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. China Bioway has yet to obtain building ownership certificates for the three buildings. Under the three leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates.

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

In September 2003, we engaged in a share exchange with Net-Force Systems Inc. This transaction was accounted for as a reverse merger in which Sinovac Biotech Co., Ltd. was deemed the accounting acquirer and Net-Force, which was originally incorporated in 1999, was the legal acquirer. Although we disposed of all the assets and liabilities of Net-Force to a company controlled by its then president and CEO, we cannot guarantee that we will not be liable for any liabilities related to the conduct by Net-Force of its business prior to its acquisition by us.

We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.

We are a small company with approximately 400 full-time employees as of December 31, 2009, and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our growth strategy and prospects would be materially and adversely affected.

We have entered into selected international markets and intend to continue to expand the sales of our products into new international markets. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend significantly more on marketing and promotion than we do in our existing domestic markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new internal markets are unsuccessful, our growth strategy and prospects would be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•                  political instability;

•                  economic instability and recessions;

•                  changes in tariffs;

•                  difficulties of administering foreign operations generally;

•                  limited protection for intellectual property rights;

•                  obligations to comply with a wide variety of foreign laws and other regulatory approval requirements;

•                  increased risk of exposure to terrorist activities;

•                  financial condition, expertise and performance of our international distributors;

•                  export license requirements;

•                  unauthorized re-export of our products;

•                  potentially adverse tax consequences; and

•                  inability to effectively enforce contractual or legal rights.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve the acquisition of new production lines, technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, new geographies, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•                  the integration of new operations, services and personnel;

•                  unforeseen or hidden liabilities;

•                  the diversion of resources from our existing businesses and technologies;

•                  our inability to generate sufficient revenue to offset the costs of acquisitions; and

•                  potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our common shares, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. We may not be able to ensure that such non-U.S. distributors comply with all applicable U.S. Economic Sanctions Laws. Moreover, if a U.S. distributor conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws could subject us to penalties and other adverse consequences and corrupt practices by our competitors may place us at a competitive disadvantage.

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and applicable anti-corruption law in China and other jurisdictions in which our products are sold or registered for sale. The FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with the FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC and the countries in which we seek to do business. While we intend to implement measures to ensure compliance with the FCPA and other applicable anti-corruption laws by all individuals involved with our company, it is possible that our compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

In addition, there may be corrupt practices in the healthcare industry in China and other countries in which we conduct business. For example, in order to secure agreements with CDCs or hospitals in China, our competitors may engage in corrupt practices in order to influence decision-makers in violation of the anti-corruption laws of China and the FCPA. As competition persists and intensifies in our industry, we may lose potential clients, client referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders of our common shares.

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

Our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.

We had extended and maintained some credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and chief financial officer until March 22, 2006, was indebted to us in the amount of approximately $1.8 million as of October 2004. This indebtedness arose from Ms. Wang’s agreement in September 2003 to acquire Tangshan Yian’s equity interest in Sinovac Beijing. This loan was fully repaid as of November 2006. Another former director, Heping Wang, became indebted to us in early 2004 in the amount of $2.6 million as a result of an unpaid capital contribution owed by Mr. Wang to Tangshan Yian. The debt was partly off set by a $2.2 million payment from us for the transfer of ownership of Tangshan Yian. Mr. Wang ended up with a loan of $400,000, which was paid in full in November 2004. In addition, in connection with his agreement to transfer a 100% equity interest in Tangshan Yian to us in 2004, Mr. Wang agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of RMB10.8 million comprising the RMB9 million principal amount of the loan and an RMB1.8 million funding fee. In July 2007, we received full repayment of Mr. Wang’s outstanding obligations to us and released from escrow 1.5 million shares in our company pledged by Mr. Wang as collateral for his obligations.

We took remedial steps to address the potential violation of the Sarbanes-Oxley Act by issuing a letter on June 22, 2006 to each of Lily Wang and Heping Wang demanding immediate full repayment of all outstanding loan balances including accrued interest. We have since received full repayment of the amounts owed by Lily Wang and Heping Wang. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public U.S. companies, including us, from extending or maintaining personal loans to its directors or executive officers. The arrangements with Ms. Wang and Mr. Wang may have violated this prohibition. The potential violation of the Section 402 may cause governmental authorities, such as the SEC or other U.S. authorities, to impose certain criminal, civil, and administrative sanctions or penalties upon us. Similarly, private parties may also bring civil litigations against us for such violations.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming and expensive processes. The process of obtaining required regulatory approvals from China State Food and Drug Administration, or the SFDA, and other regulatory authorities often takes many years to complete and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half and four and a half years, respectively, to develop and obtain regulatory approval to commercialize Bilive and Anflu.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the time frames currently anticipated by us. We could encounter difficulties in enrolling vaccinees for trials or encounter setbacks during the conduct of trials that result in delays or trial cancellation. Data obtained from preclinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional government regulation from future legislation, administrative action or changes in the SFDA policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage of testing. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for only five years and we need to apply for renewal six months prior to their expirations.

The approving process for our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all. For example, the production permit for our Healive vaccine expired in 2007 and we filed an application for renewal in the same year, but as of the date of this annual report we have not been granted with the renewal yet. The SFDA, the authority in charge of the issuance of production permits, however, has accepted and approved our various subsequent applications relating to amendments to the packaging and labeling of our Healive vaccine, which we believe indicates the SFDA’s acquiescence to the validity of our production permit. The production permits for our Bilive vaccine also expired in January 2010, and although we applied for its renewal there is no assurance as to whether and when we will be granted with the renewal.

The process of obtaining regulatory approvals is also lengthy, expensive and uncertain for products that have been developed by others but which we market and sell in China. For example, we have entered into a five-year distribution agreement with LG Life Sciences, under which we have the exclusive right to market and distribute its hepatitis B vaccine in mainland China, subject to our ability to obtain the required regulatory approvals for this product by February 2009. Under the agreement with LG Life Sciences, we have a limited period of time to obtain the required approvals before LG Life Sciences may terminate the agreement.  As of the date of this annual report, we have not obtained the required regulatory approvals and have not received any notice from LG Life Sciences to terminate the agreement.  We expect to obtain the clinical trial approval from SFDA in 2010.  However, it is likely to take several years or more to obtain the regulatory approvals necessary for us to be able to market and distribute LG Life Sciences’ hepatitis B vaccine in mainland China, if we are able to obtain such regulatory approvals at all.

Delays in obtaining the SFDA or foreign approvals of our products or products that we distribute for others could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, there can be no assurance that we can maintain the approval or that the approval will not be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

Outside the PRC, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the SFDA approval process described above and may include additional risks.

Because the medical conditions our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing, resumed price controls and additional regulations.

In response to a pandemic or the perceived risk of a pandemic, governments in China and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza could subject our manufacturing locations to seizure by the PRC government. The PRC government may also grant compulsory licenses to allow competitors to manufacture products that are protected by our patents, or use our technology developed using funds received from government agencies or may resume its price control over vaccines although such control has recently been lifted in China.

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

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we can not assure you that we will continue to pass similar environmental examinations on any future production facilities that we may construct. In addition, according to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We are now producing Bilive vaccine using our production facility for hepatitis A vaccine and producing Panflu and Panflu.1 vaccines using our production facility for seasonal flu or Anflu vaccine, and have also upgraded the production capacity for our production facility for influenza vaccines, but we have not filed new environmental impact assessment reports. We are also using our filling and packaging line that was originally established to fill and package Panflu vaccine to package all our products. This is because we believe that the technologies and impacts on the environment involved in the production, filling and packaging of the additional vaccines are very similar to those involved in the production, filling and packaging of the vaccines that the lines were originally set up for, as a result of which no material changes have occurred that would require the filing of new environmental impact assessment reports. However, there is no assurance that the relevant environment protection authorities will share the same view with us. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

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

We have no patent protection for our hepatitis or influenza vaccines. We have two issued patents and a number of patent applications pending in the PRC relating to our pipeline products. The process of seeking patent protection in China can be lengthy and expensive, and we cannot assure you that our pending patent applications, or any patent applications we may make in the future in respect of other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause substantial liabilities to us, or we may be unable to sell some of our products.

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Even after reasonable investigation, we may not know with certainty whether we have infringed upon a third party’s patent due to the complexity of patent claims, the inadequacy of patent clearance search procedures in the PRC and the fact that a third party may have filed a patent application without our knowledge while that product was under development by us. Patent applications are maintained in secrecy until their publication 18 months after the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. China, similar to many other countries, adopts the first-to-file system under which the first party to file a patent application (instead of the first to invent the subject invention) may be awarded a patent. There may also be technologies licensed to us or acquired by us that are subject to infringement, misappropriation or other claims by others which could damage our ability to rely on such technologies.

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

•                  we may have to reformulate our product so that it does not infringe upon others’ patent rights, which may not be possible or could be very expensive and time-consuming; and

•                  we may be subject to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

If any of these events occurs, our business will suffer and the market price of our common shares could decline.

The success of our business may depend on licensing vaccine components from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to manage effectively the resulting relationships. For example, we consider important to our business the continuous and stable supply of hepatitis B vaccines from Beijing Temple of Heaven Biological Products Co., Ltd. for our production of Bilive, our cooperation with China CDC in pandemic influenza research and market exploration in Mexico with Glovax C.V.

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

We may lose the right to use “” (Kexing) on our vaccine products and/or as part of our trade name.

We currently use “” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC and we also intend to use  (Kexing) as part of the Chinese trade name of Sinovac Dalian. Shenzhen Kexing, owns the registered “” trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. We have entered into a trademark license agreement with Shenzhen Kexing, under which Shenzhen Kexing grants us a royalty-free non-exclusive license to use the trademark on our vaccine products until August 20, 2011. We are not expressly licensed under this license agreement to use the “” trademark as our trade name. In addition, the trademark license agreement terminates automatically if Mr. Weidong Yin is no longer in the key management position at Sinovac Beijing. In the event that Mr. Weidong Yin is no longer in the key management position at Sinovac Beijing, we would be unable to use the “” trademark on our vaccine products in China. In addition, if Shenzhen Kexing makes a successful claim that our trade name infringes on the “” trademark, we would be unable to use the “” trademark as part of our trade name. However, on January 24, 2006, we applied for “” as the trademark in China for Class 42 (Scientific & Technological

Services & Research), which was published for opposition on October 20, 2009, and if eventually registered, would protect our interest in the  “” as part of our trade name.

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

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian and Beijing Sinovac Biological Technology Co., Ltd., or Sinovac Biological, and our 30%-owned joint venture, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends. In addition, if Sinovac Beijing, Tangshan Yian or Sinovac Biological incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Sinovac may be required by the PRC tax authorities to pay a higher amount of enterprise income tax on capital gains arising out of our restructuring in July 2009 and Sinovac Beijing may be required to assist with the reporting and payment of such tax.

In July 2009, we completed a restructuring by which we transferred our direct 71.56% equity interest in Sinovac Beijing to our wholly owned subsidiary Sinovac Biotech (Hong Kong) Ltd., or Sinovac Hong Kong, for no consideration. However, we have submitted an application to the applicable tax bureau to pay PRC enterprise income tax on capital gains based on the difference between the cost and an appraised value of the equity interest obtained from an appraisal. The tax bureau has not approved our application to date. Because this is a related party transaction, the PRC tax authorities have the authority to adjust the amount of the consideration deemed paid for PRC enterprise income tax purposes to reflect an arm’s length amount in accordance with the transfer pricing rules. Such adjustment could result in the recognition by us of a higher amount of capital gains subject to the PRC enterprise income tax at a rate of 10%. Under the PRC tax law, where both parties to an equity transfer transaction are non-resident enterprises and where the transfer occurs outside the Chinese territory, the non-resident enterprise receiving income must pay taxes to the taxation authority in the locality of the domestic enterprise whose equity was transferred, either directly or through an agent. The domestic enterprise whose equity was transferred must assist the taxation authority in collecting the relevant PRC taxes from the non-resident enterprise. As such, since Sinovac and Sinovac Hong Kong are considered non-PRC tax resident enterprises and the equity transfer occurred outside the PRC, Sinovac must file tax returns by itself or through its designated representative to the applicable tax authority in Beijing. Sinovac Beijing is obligated to assist the taxation authority in collecting taxes from Sinovac. Our estimate of the tax liability is approximately $1.5 million, which is subject to the approval of the PRC tax authority as it has the discretion to assess and determine the final amount. In addition, there is a risk that we may be subject to late payment interest assessed by the PRC tax authorities at a rate of 0.05% per day imposed on the outstanding tax amount as well as other penalties which are difficult to estimate. The amount of our ultimate payment to the tax authority could be higher than our estimate, which may adversely affect our net income attributable to the stockholders.

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

The PRC government provides incentives to “High and New Technology Enterprises,” including Sinovac Beijing, and previously provided incentives to foreign-invested enterprises, including Sinovac Beijing and Tangshan Yian, including tax incentives.

On January 1, 2008, The Law of the People’s Republic of China on Enterprise Income Tax became effective. Under the new enterprise income tax law and its implementation rules, foreign-invested enterprises, or FIEs, such as Sinovac Beijing and Tangshan Yian, and domestic companies are subject to the enterprise income tax, or the EIT, at a uniform rate of 25%, subject to a transition period during which certain tax incentives previously granted to FIEs may continue. Pursuant to the rules applicable during this transition period, Tangshan Yian is subject to a 25% income tax rate in 2008, but, subject to the approval of the tax authorities, it is eligible for a full exemption from income taxes for two years starting from 2008, and a 50% reduction in income taxes for the next three years.

Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. Sinovac Beijing reconfirmed its “High and New Technology Enterprises” status according to the new criteria and obtained the corresponding certificate on December 24, 2008 with a three-year valid period. However, during the three-year valid period, if the “High and New Technology Enterprises” criteria are not satisfied, Sinovac Beijing will not be entitled to the preferential income tax rate. Any change in the preferential tax rates or tax holidays currently enjoyed by our subsidiaries will reduce our after-tax profit.

The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda. As a foreign legal person, dividends derived from our subsidiaries in the PRC were exempt from income tax under PRC law before January 1, 2008. Under the PRC Enterprise Income Tax Law promulgated on March 16, 2007 and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period of greater than 12 months), or otherwise 10%. On February 22, 2010, Sinovac Hong Kong received tax resident certificates from Hong Kong tax authority for 2008 and 2009. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders.

In addition, the newly enacted PRC Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the newly enacted Implementation Rules of the PRC Enterprises Income Tax Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. Substantially all members of our management are located in the PRC. As substantially all members of our management continue to be located in the PRC after January 1, 2008, the effective date of the newly enacted PRC Enterprise Income Tax Law and its implementation rules, we may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on our worldwide income, although the dividends that we receive from our PRC subsidiaries would be exempt from PRC withholding tax if we are recognized as a PRC tax resident.

Under the PRC Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the PRC Enterprise Income Tax Law, our shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares, if such income is deemed derived from China, provided that (I) such foreign enterprise investor has no establishment or premises in China, or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of our shares by our non-PRC enterprise shareholders were subject to the EIT, such shareholders’ investment in our shares would be materially and adversely affected.

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

SAFE Notice 75 applies retroactively to PRC residents who have established or controlled an offshore special purpose company that made onshore investments in the PRC prior to the issuance of the SAFE Notice 75. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational procedures for SAFE registration under SAFE Notice No. 75. This guidance standardized more specific and stringent supervision on registrations relating to SAFE Notice No. 75. Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company and Mr. Heping Wang has made the SAFE registration only in Beijing in 2007 but not with respect to his indirect investment in Tangshan Yian. The failure of our beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to the SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect our business.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC company in cash or in kind, and “total investment” refers to the amount of a company’s registered capital plus all external borrowings by such company. The amounts of a PRC company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing and Sinovac Dalian, must be approved by their minority shareholders, China Bioway or Dalian Jin Gang Group, respectively, as well.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac Biological, Tangshan Yian or Sinovac Dalian cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, the approval of China Bioway or Dalian Jin Gang Group, respectively, to increase the amount of total investment. Further, such loans must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, by China Bioway or Dalian Jin Gang Group, respectively. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of China Bioway or Dalian Jin Gang Group, on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries or affiliates. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand our business.

Because we are incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights.

We are incorporated in Antigua and Barbuda. Our corporate affairs are governed by our articles of incorporation and by-laws and by the International Business Corporations Act and common law of Antigua and Barbuda. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the International Business Corporations Act and common law of Antigua and Barbuda. The common law of Antigua and Barbuda is derived in part from comparatively limited judicial precedent in Antigua and Barbuda as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda. The rights of our shareholders and the fiduciary responsibilities of our directors under Antigua and Barbuda law are not as clearly established as they would be under statutes or judicial precedents in the United States. Among other things, Antigua and Barbuda has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Further, Antigua and Barbuda’s body of securities law, and the experience of its courts in addressing corporate and securities law issues of a type often experienced by public companies, is likely less developed than that of some of the other jurisdictions where publicly traded China-based companies are incorporated, such as the Cayman Islands.

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

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or Antigua and Barbuda that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Antigua and Barbuda court.

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

ITEM 4.                                  INFORMATION ON THE COMPANY

A.                                   History and Development of the Company

Our legal and commercial name is Sinovac Biotech Ltd.  Our principal executive offices are located at No. 39, Shangdi Xi Road, Haidian District, Beijing 100085, PRC. Our telephone number at this address is +86-10-8289-0088. Our registered address is located at 36 Long Street, in the City of Saint John in Antigua and Barbuda. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York.

We are a holding company and conduct our business in China through our 71.56% majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian, Sinovac Biological and Sinovac Hong Kong, and our 30%-owned joint venture Sinovac Dalian. Sinovac Beijing was incorporated on April 28, 2001, Tangshan Yian was incorporated on February 9, 1993, Sinovac Hong Kong was incorporated on October 21, 2008, Sinovac Biological was incorporated on May 7, 2009 and Sinovac Dalian was established on January 19, 2010.

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our current principal shareholders, to acquire a 51% equity interest in Sinovac Beijing.  Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from these shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to these shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

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

In the first quarter of 2008, we issued and sold an aggregate of 2.5 million common shares at $3.90 per share to Sensor Capital Management.  We received approximately $9.75 million in gross proceeds from this private placement of our common shares.

In October 2008, we established Sinovac Hong Kong, a wholly owned subsidiary focused primarily on registering and distributing current and newly-developed vaccine products in Hong Kong and exporting our products abroad.  In addition, Sinovac Hong Kong seeks research and development collaboration opportunities with third parties in Hong Kong.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which will focus on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use. We plan to manufacture live attenuated vaccines and Vero cell cultured vaccines at the production facilities of Sinovac Dalian. Pursuant to the joint venture agreement, we will make an initial cash contribution of RMB60 million ($8.8 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group will make an asset contribution of RMB140 million ($20.5 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. We have also entered into an agreement with Dalian Jin Gang Group, under which we have agreed, subject to the approval of the PRC government, to increase our shareholding in Sinovac Dalian to 55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for a consideration of RMB50 million ($7.3 million) on or before December 31, 2010.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Beijing for a total consideration of approximately RMB120 million ($17.6 million). On January 28, 2010, we made an initial payment of RMB5 million ($731,315).  The balance of the purchase price is payable in three installments within three years.  To finance this purchase, we borrowed a five-year bank loan of RMB90 million ($13.2 million) from China Construction Bank. We plan to set up at this site two new production lines to manufacture the EV71 vaccine and flu vaccines with a combined annual production capacity of approximately 40 million doses, a filling and packaging line, a warehouse and an animal house.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above.  Our website is http://www.sinovac.com.  The information contained on our website does not form part of this annual report.

B.                                     Business Overview

We are a fully integrated, profitable China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of market leading products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals in China for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval in China for the production in China of our whole viron pandemic H5N1 influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We have filed an application to commence human clinical trials of a vaccine for EV71 (hand, foot and mouth disease) and plan to file an application for the clinical trials of a human vaccine for pneumococcal diseases as early as 2010. Our product pipeline also includes human vaccines for Japanese encephalitis, haemophilus influenzae type b (Hib), meningitis, rabies, chickenpox, mumps and rubella that have completed or are in pre-clinical development, and a vaccine for the severe acute respiratory syndrome, or SARS, virus that has completed a Phase I clinical trial.

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

•                  Healive.  In May 2002, we obtained final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the World Health Organization, or the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the Chinese government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to NICPBP lot release records, 32.0 million doses of hepatitis A vaccines were approved and released in 2009 in China, representing a growth of 21.9% over 2008, compared to the year-over-year growth of 6.2% from 2007 to 2008. We have been consistently ranked No. 1 for inactivated hepatitis A vaccines and have been ranked as one of the top two market-share leaders in the overall hepatitis A vaccine market since 2007. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose).  Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately fifteen million doses annually. In 2007, 2008 and 2009, we sold approximately 5.1 million, 6.9 million and 5.8 million doses of Healive that amounted to approximately $28.6 million, $40.8 million and $33.0 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 23 million doses of Healive as of December 31, 2009.  We are currently seeking regulatory approval to sell Healive in India and Ukraine.

•                  Bilive.  In June 2005, we obtained final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are one of the only two manufacturers in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to NICPBP lot release records, increased to 94.4% in 2009 from 43.9% in 2007. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age.  The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose.  Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately fifteen million doses annually. In 2007, 2008 and 2009. We sold approximately 12,000, 255,000 and 946,000 doses of Bilive that amounted to approximately $132,569, $1.7 million and $6.2 million in revenues, respectively.

•                  Anflu.  In October 2005, we received the final approval from the SFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. Based on NICPBP lot release records, the market penetration in China in 2009 was only 2.5%, compared to 45% in the U.S. in the flu season of 2008 to 2009. We are the only Influenza Vaccine Supply (IVS) task force member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers, that does not contain preservatives. According to NICPBP lot release records, 32.5 million doses of influenza vaccines were approved and released in China in 2009, compared to 31.9 million doses in 2008. We have improved our market share position significantly to No. 3 in 2009 from No. 9 in 2007. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately eight million doses of Anflu. We sold 1.59 million, 1.46 million and 5.1 million doses of Anflu in 2007, 2008 and 2009 that amounted to approximately $4.8 million, $4.1 million and $15.2 million in revenues, respectively.  Anflu is registered for sale in the Philippines. We are currently seeking regulatory approval to sell Anflu in India and Mexico.

•                  Panflu.  In April 2008, we were granted a production license for Panflu by the SFDA. Panflu is the only approved vaccine available in China against the H5N1 influenza virus although we received the virus strains at the same time as other manufacturers globally, which demonstrated our strong research and development capability. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 32 million doses of Panflu or Panflu.1.  We started to sell Panflu in August 2009. We sold approximately 20,000 doses of Panflu that amounted to $64,318 in revenues in 2009.

•                  Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the SFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The current outbreaks of influenza A H1N1 is caused by a new virus that has not been seen previously in either human beings or animals. WHO raised the alert level to No. 6, the highest level indicating a pandemic outbreak.  We received orders of 20.97 million doses as of the date of this annual report.  According to NICPBP lot release records, we were ranked No. 2 in market share in China in 2009. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 32 million doses of Panflu or Panflu.1. We started to sell Panflu.1 in September 2009. We sold approximately 10.08 million doses  of Panflu.1 that amounted to approximately $29.7 million in revenues in 2009. As of the date of this annual report, we have received orders of Panflu.1 from the Chinese government for a total 20.97 million doses, and 10.08 million doses of Panflu.1 have been delivered to date for the Chinese vaccination campaign. Panflu.1 is also registered for sale in Mexico. We are currently seeking regulatory approval to sell Panflu.1 in Korea.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, including human vaccines for the EV71 virus, pneumococcal, haemophilus influenzae type b (Hib), meningitis, Japanese encephalitis, rabies, chickenpox, mumps and rubella that have completed or are in pre-clinical development, a vaccine for the SARS virus that has completed a Phase I clinical trial and a split viron vaccine for the H5N1 influenza virus that has completed a Phase II clinical trial. Our pipeline also includes a vaccine for rabies in animals that is currently in field trials.

•                  EV71 virus.  Enterovirus 71, or EV71, causes hand, foot, and mouth disease, or HFMD, among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia and Taiwan. According to the China CDC in 2008, 488,955 cases were reported in China, with 126 reported fatalities. For the first 11 months of 2009, over 1.1 million cases were reported in China, with over 340 reported fatalities. There is no identified treatment for enterovirus infections and no vaccine is currently available. We have started our research and development of the EV71 vaccine since 2007, and our animal model has shown good safety and immunogenicity. In December 2009, the SFDA accepted our application to commence human clinical trials, which is the first clinical trial application for the EV71 vaccine in China. We have four pending PRC patent applications relating to the EV71 vaccine. Our EV71 vaccine will target children six years old or under, who numbered approximately 100 million in China.

•                  Pneumococcal Conjugate Vaccine. Pneumococcal is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of them young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. In the developed world, elderly people carry the major disease burden. Currently, in China, the only similar product is available from Wyeth (Prevnar), which had annual global sales of $2.7 billion in 2008. No domestic producer has a license to supply this vaccine. Our pneumococcal conjugate vaccine will target children two years old or under, who numbered approximately 40 million in China. We plan to file an application for clinical trials in China as early as 2010.

•                  Haemophilus Influenzae Type b (Hib). Haemophilus influenzae type b (Hib) is a bacterium responsible for severe pneumonia, meningitis and other invasive diseases almost exclusively in children aged less than five years. It is transmitted through the respiratory tract from infected to susceptible individuals. The vaccine is now used in the routine immunization schedule of more than 90 countries and the WHO recommends the inclusion of Hib conjugate vaccines in the national purchase programs of all countries. According to NICPBP lot release records, 24.9 million doses of Hib vaccines were approved and released in China in 2009, compared to 20.0 million doses in 2008. Based on our internal estimates, the estimated market size is RMB1.0 billion ($147 million). Our Hib vaccine is currently in the process of pre-clinical development. We plan to file an application for clinical trials in China as early as 2010.

•                  Meningitis. According to the WHO, bacterial meningitis remains a serious threat to global health, accounting for an estimated annual 170,000 deaths worldwide. Even with antimicrobial therapy and the availability of sophisticated intensive care, case fatality rates remain at 5% to 10% in industrialized countries, and are even higher in the developing world. Between 10% to 20% of survivors develop permanent after effects such as epilepsy, mental retardation or sensorineural deafness. Our meningitis vaccine will target children six months to six years old. Our meningitis vaccine is currently in the process of pre-clinical development and we plan to file an application for clinical trials in China in 2011.

•                  Japanese encephalitis.  The Japanese encephalitis, or JE, virus is a mosquito-borne virus that can infect the central nervous system in human beings and animals. JE is a significant public health problem in Southeast Asia and the western Pacific. In China, the transmission of JE is usually seasonal, occurring in summer and autumn-mainly July to September. At present, no JE-specific therapy is available once a person becomes infected. Humans, especially children, are susceptible to JE virus.  The course of disease is about two weeks and it can result in a mortality rate of about 30%.  In the endemic areas, 85% of cases are in children under 15 years old, and those under 10 years old are susceptible to serious neurological and psychiatric complications such as an inability to speak, paralysis, imbecility, dementia, malformation of limbs and convulsion. We are developing a new and potentially safer inactivated JE vaccine. We believe our production technology can increase manufacturing yield, simplify operations and stabilize cultivation conditions, all of which facilitate large-scale automated production. In 2008, we completed preclinical trials. In 2009, we filed the application for clinical trials with the SFDA.

•                  Split viron pandemic influenza vaccine.  Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. Phase I and II clinical trials have been completed.

•                  Rabies in humans.  Rabies is an infection of the central nervous system acquired through the bite of a rabid animal. The WHO recognizes rabies as the infectious disease with the highest fatality rate in humans, which is 100% when left untreated. Rabies is prevalent in China and the only preventative treatment against rabies in humans is vaccination. In 2008, there were 2,466 infections reported and 2,373 death cases in China. Based on our internal estimates, total market demand in China is approximately 60 million doses annually or RMB1.5 billion ($221 million) to RMB2.0 billion ($294 million) in value. We are conducting pre-clinical trials of a human rabies vaccine.

•                  Rabies in animals.  Animal rabies is the leading cause of transmission that results in human rabies. Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals. On January 18, 2008, China approved compulsory vaccination for dogs. Based on our internal estimates, the market for animal rabies vaccine in China is approximately RMB1.0 billion ($147 million). We have obtained the approval from China’s Ministry of Agriculture to conduct field trials of our internally developed inactivated animal rabies vaccine and plan to launch animal rabies vaccine as early as in 2011.

•                  Chickenpox (varicella). Chickenpox is a highly contagious infectious disease caused by the varicella-zoster virus (HERPESVIRUS 3, HUMAN). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei, and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Chickenpox is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to NICPBP lot release records, 12.5 million doses of chickenpox vaccines were approved and released in China in 2009, compared to 12.0 million doses in 2008. We are conducting pre-clinical trials of a human vaccine for chickenpox.

•                  Mumps and Rubella. Mumps is a viral disease of the human species, caused by the mumps virus. It is a significant threat to health in the developing countries. According to NICPBP, in 2008, 13.4 million doses of vaccines for mumps was approved for sale in China. Rubella is a disease caused by the rubella virus and an acute infection is normally associated with the symptoms of fever and systemic rash. In 2008, 11.5 million doses of vaccines for rubella were approved for sale. Our vaccines for mumps and rubella are currently in the process of pre-clinical development. We plan to file the applications for clinical trials in China in 2010. Our long-term objective is to launch an MMR vaccine, a mixture of three live attenuated viruses, administered via injection for immunization against measles, mumps and rubella, in five years. According to NICPBP lot release records, 12.5 million doses of MMR were approved and released in China in 2009, compared to 7.0 million doses in 2008. In February 2008, the Chinese government included MMR vaccine in its national immunization program. Based on the population of children within the target age group of this program, we estimate that the annual market demand for MMR vaccines is approximately 30 million doses.

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

Research and Development

We have built a strong team of research and development personnel who leverage their significant years of combined experience with what we believe are low operating costs, strong relationships with relevant governmental authorities and research institutes, and leading technologies to develop and commercialize our vaccines. As of December 31, 2009, our research and development team consisted of 55 dedicated researchers, 35 of whom had a master’s degree or a more advanced degree. In 2008, we restructured our R&D center and established a R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we initiated the research and development projects on pneumococcal conjugate vaccine, HIB vaccine, meningitis vaccine and other vaccines. We have completed the pre-clinical research on EV71 vaccine and filed the application with the SFDA to commence a human clinical trial.

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu and Panflu.1, and have made significant advances in the prevention of SARS. We believe that we were the first company in the world to complete a Phase I clinical trial of a SARS vaccine. In addition, our avian influenza vaccine product, Panflu, is the only approved vaccine available in China against the H5N1 influenza virus. Our Panflu.1 is the first approved vaccine in China and the world against the influenza A H1N1 virus. We believe our R&D capabilities provide us with a key competitive advantage and we intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as pandemic influenza (H5N1), influenza A H1N1 and EV 71 and improving on traditional vaccines such as those for Japanese encephalitis, HIB, meningitis, rabies, chickenpox, mumps, rubella, chickenpox and animal rabies.

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

Partner	Projects	Scope of Collaborations
National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention, China CDC	Universal Pandemic Influenza Vaccine (National High-Tech Research and Development Plan)	Vaccine development
Institute of Laboratory Animal Sciences, University of Agriculture	Inactivated Animal Rabies	Inactivated animal rabies vaccine development
University of Sydney	EV71	Animal model
China CDC	Hand Foot Mouth Disease	Supply of virus strains

We regularly obtain financial support from the PRC government to research vaccines for government-sponsored programs, including SARS and pandemic influenza. We received government research funding in the amount of $3.5 million, $383,497 and $1.3 million for 2007, 2008 and 2009, respectively. These grants were to fund research in the areas of pre-clinical and clinical trials. The grants for 2009 included a government grant in the amount of $1.02 million for H1N1 vaccine development and production, a government grant in the amount of $66,000 for the Phase II clinical trials of the slit viron pandemic influenza, and government grant in the amount of $85,000 for the development of a universal pandemic influenza vaccine.

Our research and development expenses were $965,000, $2.8 million and $4.4 million in 2007, 2008 and 2009, respectively.

Sales and Marketing

Unlike many of our competitors who typically rely on third party distributors to sell to the Centers for Disease Control and Prevention, or CDCs, China’s dominant channel for vaccine sales, our sales and marketing team, which comprised 98 staff members in 31 provinces throughout China as of December 31, 2009, in most cases, sells directly to the CDCs. This network enables us to better control the supply chain and gain a deeper understanding of the end market. As of December 31, 2009, our sales network covered 235 city level CDCs and 1,263 county level CDCs, out of total 333 city level CDCs and 2,872 county level CDCs across China. We enter into sales agreements with CDCs each time a CDC places a purchase order.  Pursuant to the sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team has created stable relationships with our customers by providing them with technical support and education. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong (Panflu), Mexico (Panflu.1) and the Philippines (Anflu). We are currently seeking regulatory approval to sell a number of our products in countries such as India (Healive and Anflu), Mexico (Anflu), Korea (Panflu.1) and Ukraine (Healive). We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful. In addition, we have also entered into various distribution agreements with international healthcare companies such as LG Life Sciences and Glovax to distribute products in different parts of the world. Such business partnerships enable us to explore business opportunities both domestically and internationally.

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

Seasonality

Our business is highly seasonal.  For example, the influenza season generally runs from November through March of the next year, and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. You should expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results.  In the first quarter, our strong winter-season sales are usually offset by the slow-down of business during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including CDCs and most departments in hospitals, are either closed or substantially reduce the level of their activities.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.”

Suppliers

We obtain the raw materials we require from local suppliers. We generally maintain at least two suppliers for each raw material we use, with the exception of the hepatitis B antigens we use for Bilive production. We source the hepatitis B antigens we use for Bilive production entirely from Beijing Temple of Heaven, pursuant to a long-term supply agreement. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B antigens to be used in our Bilive production exclusively from Beijing Temple of Heaven for ten years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B antigens supply relationship. However, this agreement is silent on whether Beijing Temple of Heaven is obligated to furnish us with hepatitis B antigens for ten years. Raw materials generally have been in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Safety and Quality Assurance

We have two production lines and one filling and packaging line located in our principal manufacturing facility located in Beijing, China. All of our three lines are Chinese GMP-certified and we have put in place comprehensive measures to control quality throughout the production process. Our production line to manufacture Healive and Bilive was designed and built by a European company using advanced equipment purchased from Europe and the United States.  Our Healive, Bilive and Anflu facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively.  Anflu, Panflu and Panflu.1 are produced in the same production facility. The GMP certification was granted to our filling and packaging facility on February 2, 2009.

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

We have established an emergency response system under which a team of experts, professors and doctors responds to emergencies within 24 hours to handle any emergency reported from users of our vaccine products.  We also ensure that we have an effective internal reporting system to report any serious accidents related to drug use to the SFDA promptly as mandated by the SFDA and the Ministry of Health of the PRC.

Manufacturing

The production process of our Healive, Bilive and Anflu vaccines can be broadly divided into five stages: cultivation and harvest, purification, inactivation, formulation and filling and packaging.  The production process of our Panflu  vaccines is similar to that of Anflu, with the most significant difference being that there is no “split” step because Panflu  are whole viron vaccines while Anflu is a split viron vaccine.  The diagram below illustrates the major steps in each stage of production.

* For Bilive, the hepatitis B component is added to the hepatitis A component after absorption

The production processes performed on our production line, from bulk production and formulation to filling and packaging, are performed in accordance with SFDA requirements for human vaccine manufacturing.  Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately fifteen million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately eight million doses of Anflu, or the equivalent of 32 million doses of Panflu or Panflu.1. Our filling and packaging line is used for all products we manufacture with an annual capacity of 20 million doses, which can be increased by adding additional shifts to our current rate of one per day.

Collaborations

On March 12, 2009, we entered into a technology transfer agreement with a non-related company to develop a pneumococcal vaccine. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment based on net sales in Chinese market.  Both parties agreed to work together to develop international markets for the products.

On August 18, 2009, we entered into a patent license Agreement with the National Institutes of Health, or PHS, an agency of the United States Public Health Services within the Department of Health and Human Services. PHS grants us a non-exclusive license to make and use its certain licensed products. PHS also grants us the right to use the relevant information for development of its licensed products. We agreed to pay PHS non-refundable license issue royalty of $80,000, non-refundable minimum annual royalty in the amount of $7,500, and earned royalties on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement.

In February 2006, we entered into an exclusive distribution agreement with LG Life Sciences, Ltd. under which LG Life Sciences granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. On March 7, 2007, we filed the application for regulatory approval for product registration for sales of Euvax B in China. During 2008, we worked with LG Life Sciences and NICPBP on the vaccine’s testing and verification of drug standards to speed up the sample tests. In July 2009, NICPBP completed the sample tests and verification of drug standards for Euvax B and the sample test report has been forwarded to the Center for Drug Evaluation of SFDA, or CDE. On December 26, 2009, we submitted the supplementary documents required by CDE for technology evaluation as part of the approval process.

In August 2005, we entered into a distribution agreement with Glovax C.V., a Dutch biopharmaceutical company with operations in Mexico, pursuant to which we appointed Glovax to be the exclusive distributor of our vaccine products in the Mexican market.  We obtained the registration approval for our H1N1 vaccine in Mexico on October 13, 2009 and  the registration for Anflu is still in the process.

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

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. According to the SFDA, there are approximately 40 vaccine companies in China, of which we believe approximately 15 are our direct competitors.

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

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza.  Specifically, with respect to the hepatitis A vaccine, we consider GlaxoSmithKline Biologicals S.A., Berna Biotech AG, Pukang Biological Co., Ltd., Changhun Institute of Biological Products, Kunming Institute of Biological Products and Changchun Changsheng Life Sciences Ltd. as our major competitors. With respect to the hepatitis A and B vaccines, we consider GlaxoSmithKline Biologicals S.A. as our significant competitor. Finally, with respect to the influenza vaccines, we consider Sanofi Pasteur S.A. our major international competitor and Hualan Biological Engineering Inc., Hangzhou Tianyuan Biological Products Co., Ltd., Shanghai Institute of Biological Products, Changchun Changsheng Life Sciences Ltd and Aleph Biological Co., Ltd.(Dalian Yalifeng) as our major domestic competitors.

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

We have no patent protection for our hepatitis or influenza vaccines. We have two issued patents and a number of patent applications pending in the PRC relating to our pipeline products.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our vaccine products, clinical trial data and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken appropriate security measures to protect these elements. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us and cooperate with us to secure patent protection for these inventions if we wish to pursue such protection.

We also rely on administrative protection afforded new drugs through the protection period or monitoring period provided by the SFDA. During the protection period or monitoring period, third parties’ applications for manufacturing or importing the same drug are not accepted by the SFDA. Our vaccines, Healive and Bilive, were granted protection periods that expired in December 2007 and January 2008, respectively.

We maintain nine registered trademarks in China, including Sinovac, Healive and its Chinese name, Bilive and its Chinese name, Anflu, Panflu and its Chinese name and our logo. We have registered the “Sinovac” trademark in Canada, Columbia, India, Korea, Malaysia, Thailand and the United States.  We are in the process of registering “Sinovac” as trademarks in other major countries such as France, Germany and the United Kingdom. We currently use “” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC and we also intend to use “” (Kexing) as part of the Chinese trade name of Sinovac Dalian. Shenzhen Kexing, owns the registered “” trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. We have entered into a trademark license agreement with Shenzhen Kexing, under which Shenzhen Kexing grants us a royalty-free non-exclusive license to use the trademark on our vaccine products until August 20, 2011. We are not expressly licensed under this license agreement to use the “” trademark as our trade name. In addition, the trademark license agreement terminates automatically if Mr. Weidong Yin is no longer in the key management position at Sinovac Beijing. In the event that Mr. Weidong Yin is no longer in the key management position at Sinovac Beijing, we would be unable to use the “” trademark on our vaccine products in China. In addition, if Shenzhen Kexing makes a successful claim that our trade name infringes on the “” trademark, we would be unable to use the “” trademark as part of our trade name. However, on January 24, 2006, we applied for “” as the trademark in China for Class 42 (Scientific & Technological Services & Research), which was published for opposition on October 20, 2009, and if eventually registered, would protect our interest in the “” as part of our trade name.

We have registered our domain names, including http://www.sinovac.com.cn, with the China Internet Network Information Center. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

Despite any measures we take to protect our intellectual property, no assurance can be made that unauthorized parties will not attempt to copy aspects of our products or manufacturing processes or otherwise our proprietary technology or to obtain and use information that we regard as proprietary

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB156 million ($22.8 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We also maintain product liability insurance on Healive for an aggregate limit of indemnification for approximately RMB80,000 ($11,694). We do not currently carry product liability insurance for Bilive, Anflu, Panflu or Panflu.1.  Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trails of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance.  See “Item 3. Key Information — D. Risk factors—Risks related to our company— We could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

Regulatory Framework of the Pharmaceutical Industry in the PRC

The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the SFDA regulates and supervises biopharmaceutical products under the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law, the Administration of Registration of Pharmaceuticals

Procedures, and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our biopharmaceutical production is subject to the requirements on the manufacture and sale of pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical testing, declaration, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Under the relevant laws and regulations, our vaccine products are not officially approved for sale in the market until both the product and the production of the product have been approved:

Preclinical Laboratory Tests and Animal Tests. Preclinical tests include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Preclinical tests must be conducted in compliance with Good Laboratory Practice for Non-clinical Tests of Pharmaceuticals, or GLP. With respect to vaccines, the preclinical tests should also comply with Technical Guidance for Preclinical Tests on Prophylactic Vaccines and, in the case of SARS, the Technical Requirements on Preclinical Tests of Inactivated Vaccines against SARS promulgated by the SFDA that strictly control the registration, procurement, manipulation and tests of SARS strains. We must submit the results of the preclinical tests, together with manufacturing information, analytical data and the sample of product candidate to the provincial SFDA as part of an investigational new drug application, or IND, which must be approved before we may commence human clinical trials. We cannot assure that submission of an IND will result in the SFDA allowing human clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such human clinical trials.

Human Clinical Trials.  Clinical trials involve the administration of the product candidate to healthy volunteers or vaccinees under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action.  Phase II usually involves studies in a limited vaccinee population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions; to determine dosage tolerance and appropriate dosage and to identify possible adverse effects and safety risks.  Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded vaccinee population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals, or GCP.  With respect to vaccines, we also have to comply with the SFDA’s Requirements on Application for Clinical Trial of New Prophylactic Biological Products. The sample vaccine products must be inspected by the China Medicine and Biological Products Examination Institute before they may be used in the clinical trials. We or the SFDA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

After three phases of human clinical trials, we will submit to the provincial level SFDA a report containing the results of the preclinical and clinical studies, together with other detailed information, including information on the manufacture and composition of the product candidate, to apply for a new drug certificate. For vaccines, we have to comply with the SFDA’s Guidelines for Clinical Trial Report on Vaccines. In the meantime, we will submit raw materials of the product candidate to the China Medicine and Biological Products Examination Institute.

New Drug Certificate.  The provincial level SFDA will conduct a preliminary examination of our application for a new drug certificate.  Once it decides to accept our application based upon such preliminary examination, the provincial level SFDA will, within 5 days, conduct an on-site examination on the circumstances of our clinical trials and relevant source materials.  Then the provincial level SFDA will submit its opinion and examination report, together with our application materials, to the Center for Drug Examination and Evaluation of the SFDA.  If the Center for Drug Examination and Evaluation of the SFDA is satisfied with our application materials, it will notify us to apply for the on-site production examination, and we should apply to the Center for Drug Certification Administration of the SFDA for the on-site production examination within six months after being so notified.  The Center for Drug Certification Administration of the SFDA will conduct an on-site examination on our production procedures within thirty days after receipt of our application, and draw samples from three batches of our products, and a medicine inspection institute will inspect the selected samples and later submit its inspection reports to the Center for Drug Examination and Evaluation of the SFDA.  The Center for Drug Certification Administration of the SFDA shall submit the on-site production examination report to the Center for Drug Examination and Evaluation within ten days after completion of the on-site examination.  The Center for Drug Examination and Evaluation will form a comprehensive opinion based upon the technical examination and evaluation opinion, the on-site production examination report and the inspection results of the samples, and submit its opinion and relevant materials to the SFDA, and the SFDA will decide whether to issue a new drug certificate to us or not.  We consider obtaining the new drug certificate for our product candidates as a significant milestone in our business.

Production Permit.  Simultaneously with the application of new drug certificate, we also apply to the provincial level SFDA for a production license to manufacture the new drug to be approved by the SFDA.  The production license application will be examined with similar two-stage procedure as for the new drug certificate, first by the provincial level SFDA followed by the SFDA.  After the provincial level SFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level SFDA will transfer the file to the SFDA.  When the SFDA decides to issue the new drug certificate, it will further examine whether the applicant holds a License for Pharmaceutical Production and whether the applicant has proper production facilities.  With the criteria met, the SFDA will issue the production permit together with the new drug certificate.  The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the then effective standards and regulations.

Under certain circumstances, for instance, where drugs are developed to cure a disease without effective therapeutic methods, the SFDA provides for a special proceeding for its review of the new drug certificate application and production permit application relating to such drugs.

The SFDA will specify a monitoring period ranging from three to five years when approving the first production permit for most new drugs.  During this monitoring period, the manufacturers holding the new drug certificates must regularly report, among other things, the production process, efficacy, stability and side effects of the new drugs involved to the provincial level SFDA.  During the same period, the SFDA will not accept any new application for approval of the same drug involved.  However, if a third party has filed an application for the same drug and obtained the clinical trial permit before the monitoring period commences, the third party may still obtain a new drug certificate and production permit for the same drug.

We may also be required to conduct clinical trials prior to commencing the manufacture of pharmaceutical products for which there are published state pharmaceutical standards.

GMP Certificate.  After receiving a new drug certificate and production permit, we will further need to submit to the SFDA an application for a Good Manufacturing Practice Certificate, or GMP Certificate. A GMP Certificate is used to approve the manufacturing equipment, process and workshop used in producing a particular drug. The SFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate should be approved or rejected within six months from the application date.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP certificate.

Batch Approval.  Our vaccine products cannot be distributed in the market before they are approved for sale by the relevant medicine inspection institute. We have to apply for examination or inspection, or both examination and inspection, of each batch of our products by the relevant inspection institute.  For each batch of products, we will provide the inspection institute with samples together with manufacturing records, internal inspection records and other quality control documents.  The inspection institute will review the documents and inspect the samples and issue a batch approval within approximately two months, if our manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the SFDA. With the batch approval, we may distribute the approved batch of vaccines to the market.

C.                                    Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries as of the date of this report.

*	China Bioway Biotech Group Co., Ltd., an affiliate of Peking University, owns the remaining 28.44% equity interest in Sinovac Beijing.
**	We have not paid Sinovac Biological’s registered capital in full.

D.                                    Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Beijing in a 48,900 square-foot facility, of which approximately16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. We own the above-described 48,900 square-foot facility in Beijing.

In August 2004, we signed two 20-year leases in Beijing with China Bioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park. We house our Anflu manufacturing and research and development center in these buildings.  In June 2007, we signed another 20-year lease in Beijing with China Bioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling and packaging facilities are located in this building.  China Bioway has yet to obtain building ownership certificates for the three buildings. Under the three leases, China Bioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates.

We have two production lines and one filling and packaging line located in the Peking University Biological Park.  Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately fifteen million doses annually.  Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately eight million doses of Anflu, or the equivalent of 32 million doses of Panflu or Panflu.1. Our filling and packaging line is used for all products we manufacture with an annual capacity of 20 million doses, which can be increased by adding additional shifts to our current rate of one per day.

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

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Beijing for a total consideration of approximately RMB120 million ($17.6 million). We have paid the initial payment of RMB56.5 million ($8.3 million) and will pay the balance of the purchase price in three installments within three years. Under this agreement, we acquired five existing buildings with a total built- out area of 32,322.66 square meters on 29,021.61 square meters of land, located in Changping District, Beijing.  The site was previously used to manufacture medicinal products. We plan to set up at this site two new production lines to manufacture the EV71 vaccine and flu vaccines with a combined annual production capacity of approximately 40 million doses, a filling and packaging line, a warehouse and an animal house.  We will finance acquisition and construction of this site through short-term and long-term borrowings, proceeds from our public offering and cash generated from operations.  We anticipate that it will take approximately two to three years for the lines to be set up and production of our commercialized vaccines to commence.

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

A.                                    Operating Results

Overview

We are a fully integrated, profitable China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of market leading products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals in China for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval in China for the production in China of our whole viron pandemic H5N1 influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We have filed an application to commence human clinical trials of a vaccine for EV71 (hand, foot and mouth disease) and plan to file an application for the clinical trials of a human vaccine for pneumococcal diseases as early as 2010. Our product pipeline also includes human vaccines for Japanese encephalitis, haemophilus influenzae type b (Hib), meningitis, rabies, chickenpox, mumps and rubella that have completed or are in pre-clinical development, and a vaccine for the severe acute respiratory syndrome, or SARS, virus that has completed a Phase I clinical trial.

In May 2002, we obtained final PRC regulatory approval for the production of Healive. We sold approximately 5.1 million, 6.9 million and 5.8 million doses of Healive in 2007, 2008 and 2009, respectively. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 946,000 doses of Bilive in 2009, compared to 255,000 doses in 2008 and 12,000 doses in 2007. In October 2005, we received final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold approximately 5.1 million doses of Anflu in 2009, compared to 1.46 million doses in 2008 and 1.59 million doses in 2007. In April 2008, we received government approval for production of our Panflu whole viron vaccine against the H5N1 strain of pandemic influenza virus. We have received a production assignment from the PRC government to begin production of Panflu. In September 2009, we were granted a production license for Panflu.1 by the SFDA. We started to sell Panflu in August 2009 and Panflu.1 in September 2009. We sold approximately 20,000 and 10.08million doses of  Panflu and Panflu.1 in 2009.

Our sales have not been impacted by the global financial crisis and global economic environment.  China’s economy has continued to grow, although at a slower rate, and the healthcare industry in China has been resilient despite the slower growth rate.

Our proprietary rights

Healive was co-developed by Tangshan Yian and the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, NICPBP, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owns the right to market and sell Healive, and that Sinovac Beijing was required to pay NICPBP approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained final PRC regulatory approval for production of Healive in May 2002, by which time we already received Healive’s new drug certificate from the SFDA in December 1999 and the production license in May 2002. Production of Healive commenced in July 2002.

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,116. Beijing Keding is owned by Weidong Yin and three other senior officers of Sinovac Beijing. In June 2005, we obtained final PRC regulatory approval for production of Bilive. We received the production license for Bilive from the SFDA in January 2005. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Amortization expense for these proprietary rights was $357,334, $390,949 and $397,878 for 2007, 2008 and 2009, respectively.

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

	Years ended December 31,
	2007	2008	2009
	(in thousands of dollars)
Research and development programs
Panflu	1,403	1,317	287
Panflu.1	—	—	977
EV71 vaccine	—	436	404
Pneumococcal conjugate vaccine	—	—	669
Haemophilus influenzae type b (Hib) vaccine	—	—	167
Meningitis vaccine	—	—	82
Japanese encephalitis vaccine	213	350	63
Rabies for humans	—	276	365
Rabies for animal	—	251	263
SARS vaccine	86	48	—
Universal pandemic influenza	—	—	900
Others	107	399	480
Total	1,809	3,077	4,657

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

Government Grants

The PRC government has provided grants to us, which are accounted for as income or offset against research and development expense in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $905,648, $ 383,497 and $1.3 million for 2007, 2008 and 2009, respectively. In 2009, we recognized $1.1 million in income from the government grant for SARS vaccine research and expansion of our pandemic influenza production capacity. We also reduced our research and development expense by $843,910, $310,022 and $251,436 in 2007, 2008 and 2009, respectively, on account of government grants recognized.

Critical Accounting Policies and Estimates

Our consolidated financial information has been prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds.  We generally obtain purchase authorizations from our customers for a specified amount of products at a specified price and consider delivery to have occurred when the customer takes possession of the products.  We provide our customers with a limited right of return.  Revenue is recognized upon delivery. A reserve for sales returns is reviewed each year based on historical experience and the best estimation of the management for the current year.  We have demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with ASC 605, Revenue Recognition Subtopic 15 Products.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. We generally obtain purchase authorizations from our customers for a specified amount of products at a specified price and revenue is recognized when the customer takes delivery of the products. If the products expire prior to delivery, the portion of deferred revenue relating to these expired products is recognized as revenue on product expiry date.

We continually monitor our product sales return provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levels related to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

We provide our customers with a limited right of return and generally allow customers to return product within a specified period before its expiration date. Our product returns provision is estimated based on historical sales and return rates over the period during which customers have a right of return. We estimate our provision for returns based on historical return and exchange levels, external data with respect to inventory levels in the wholesale distribution channel, and remaining shelf lives of our products at the date of sale.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of allowance for doubtful accounts estimate by reviewing past collectibility and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2009 was $2.2 million, compared to $2.1 million as of December 31, 2008.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses and permits, over an estimated 10-year useful life. The estimated life of intangible assets is inevitably subjective, however, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2008 and 2009, we found no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2009:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9 years	10 years	11 years
Amortization expense	$ 442,087	$397,878	$ 361,708
Income for the year	$ 19,914,179	$19,958,388	$ 19,994,559
Earning per share	$ 0.47	$0.47	$ 0.47

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

	Cost	Amortization Expense in the Year Ended December 31, 2009
Asset
Inactive hepatitis A	$3,090,047	$353,097
Recombinant hepatitis A and B	$444,340	$44,781
Total	$3,543,387	$397,878

The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

Income Tax Valuation Allowance

In 2009, we recorded a $1.9 million deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The ability of us to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not. If our evaluation of the circumstances is not correct, we will have to record a charge to operations in respect of any over-accrual of the benefit.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncement

Effective July 1, 2009, we adopted FASB ASC 105-10, “Generally Accepted Accounting Principles.” ASC 105-10 establishes the FASB Accounting Standards Codification™ (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. As the issuance of the codification does not change U.S. GAAP, its adoption did not have any impact on our consolidated financial statements.

Effective January 1, 2009, we adopted guidance issued by the FASB, which is included in the Codification in ASC 805, Business Combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. We have adopted this standard but the impact on accounting for business combinations will be dependent upon future acquisitions.

Effective April 1, 2009, we adopted guidance issued by the FASB that relates to accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which is included in the Codification in ASC 805-10. The guidance amended and clarified the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. ASC 805-10 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of FAS No. 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in ASC 805. We have adopted this standard but the impact on accounting for business combinations will be dependent upon future acquisitions.

Effective January 1, 2009, we adopted guidance issued by the FASB that relates to the presentation and accounting for non-controlling interests, which is included in the Codification in ASC 810-10, Consolidation. As a result of adoption the following retroactive adjustment was made: non-controlling interest balance of $ 7,185,349 as of December 31, 2008 was previously presented as minority interest of $7,185,349 and was transferred to a separate component of equity on adoption. Also, non-controlling interest has been presented as a reconciling item in the consolidated statements of changes in stockholders’ equity, and the consolidated statements of income and comprehensive income. Consolidated net income was retrospectively presented inclusive of amounts attributed to both the parent company and the non-controlling interest for all periods. Consolidated comprehensive income was retrospectively adjusted to include the comprehensive income attributed to the parent company and the comprehensive income attributed to the non-controlling interest for all periods.

Effective January 1, 2009, we adopted guidance issued by the Emerging Issues Task Force (“EITF”), which is included in the Codification in ASC 808, Accounting for Collaborative Arrangements. ASC 808 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable U.S. GAAP or, in the absence of other applicable U.S. GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, ASC 808 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. The adoption of this standard did not have an impact on our consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective January 1, 2009, we adopted guidance issued by the FASB, which is included in the Codification in ASC 350,

Determination of the Useful Life of Intangible Assets. ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350 Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the intangible asset. The adoption of this standard did not have an impact on our consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective June 30, 2009, we adopted guidance issued by the FASB and included in ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. We have evaluated all subsequent events through the date of issuance of our financial statements. The adoption of ASC 855 did not affect our consolidated financial statements.

Effective June 30, 2009, we adopted guidance issued by the FASB relating to interim disclosures about fair value of financial instruments, and included in ASC 825, Financial Instruments. ASC 825 requires public companies to disclosure the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. The fair values of financial instruments are estimated at a special point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they can not be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, accounts receivable, due from related parties, short-term loans payable, accounts payable and accrued liabilities, due to related parties and dividend payable approximate their fair value because of their short term nature. The fair values of long-term loans payable are based on the estimated discounted value of future contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

Effective June 30, 2009, we adopted guidance issued by the FASB and included in ASC 320, Recognition and Presentation of Other-than-Temporary Impairment. ASC 320 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis. If the investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income. The adoption of this standard did not have an impact on our consolidated balance sheets; consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective June 30, 2009, we adopted guidance issued by the FASB and included in ASC 820, Determining Fair Value When the Volume and Level of Activity for Asset or Liability have significantly Decreased and Identifying Transactions that are Not Orderly. ASC 820 provides additional guidance on fair value measurements in inactive markets. The new approach is designed to address whether a market is inactive, and if so, whether a transaction in that market should be considered distressed. The adoption of this standard did not have an impact on our consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective September 30, 2009, we adopted guidance provided by  amendments to ASC 820 (ASU 2009-5) on measuring the fair value of liabilities.  When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the prescribed valuation techniques.  In addition, the guidance also clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  The guidance also clarifies how the quoted price of a debt security when traded as an asset should be considered in estimating the fair value of the issuer’s liability. The fair value guidance was also amended (ASU 2009-12) to indicate that net asset value (NAV) may be used as a practical expedient in measuring the fair value of alternative investments (such as in hedge funds and private equity funds) that (1) do not have a readily determinable fair value and (2) are in entities that calculate NAV in a manner consistent with investment company accounting. The amendments also require additional disclosures regarding the nature and risks of alternative investments. The adoption of this standard did not have an impact on our consolidated balance sheets; consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices.  The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements.  The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application.  Accordingly, we are required to adopt this guidance beginning January 1, 2011.  We are currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In June 2009, the FASB issued authoritative guidance for determining whether an entity is a variable interest entity, or  a VIE and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE.  Under the guidance, an enterprise has a controlling financial interest when it has (I) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.  In addition, the guidance requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance.  The guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures, and eliminates the scope exclusion for qualifying special-purpose entities.  The guidance is effective for interim and annual periods beginning after November 15, 2009.  Accordingly, we are required to adopt this guidance beginning January 1, 2010.  We are currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
	2007		2008		2009
	(in thousands, except for percentages)
Statement of income data
Sales	$33,541	100.0%	$46,497	100.0%	$84,197	100.0%
Cost of sales(1)	6,502	19.4	9,936	21.4	20,063	23.8
Gross profit	27,039	80.6	36,561	78.6	64,134	76.2
Operating expenses:
Selling, general and administrative expenses(2)	11,958	35.7	17,463	37.6	18,248	21.7
Research and development expenses	965	2.9	2,767	6.0	4,406	5.2
Depreciation of property, plant and equipment and amortization of licenses and permits	641	1.9	750	1.6	693	0.8
Total operating expenses	13,564	40.4	20,980	45.1	23,347	27.7
Operating income	13,475	40.2	15,581	33.5	40,787	48.4
Interest and financing expenses	(478)	(1.4)	(702)	(1.5)	(534)	(0.6)
Interest income and other income	190	0.6	291	0.6	1,301	1.5
Income before income taxes and non-controlling interest(3)	13,187	39.3	15,170	32.6	41,554	49.4
Income tax expenses	(1,974)	(5.9)	(2,954)	(6.4)	(11,141)	(13.2)
Consolidated net income	11,213	33.4	12,216	26.2	30,413	36.1
Less: income attributable to non-controlling interest(3)	(3,563)	(10.6)	(4,206)	(9.0)	(10,455)	(12.4)
Net income attributable to the stockholders	$7,650	22.8%	$8,010	17.2%	$19,958	23.7%

(1)   Excludes depreciation of land-use rights and amortization of licenses and permits of $376,184, $411,573 and $418,867 for 2007, 2008 and 2009, respectively.

(2)   Includes stock-based compensation expense of $179,742, $66,542 and $422,860 in 2007, 2008 and 2009, respectively.

(3)   Non-controlling interest, formerly referred to as minority interest, which has been reclassified in accordance with Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, now codified in Accounting Standards Codification, or ASC, Subtopic 810-10, must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements.  The presentation and disclosure requirements must be applied retrospectively for all periods presented.

Sales

Revenues from sales represent the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and Incentives.”  We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds.

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

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. We priced Anflu competitively to offer attractive economic returns to our distributors. The prices of our products are significantly lower than those of foreign imports. Panflu and Panflu. 1 pricing were determined on a cost plus basis in consultation with the government.

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

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2007, 2008 and 2009 amounted to $6.5 million, $9.9 million and $20.1 million, respectively. We produce our own products and conduct the final product packaging in-house.

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

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially Bilive and Anflu.  We expect the sales and marketing expenses to promote Healive as a percentage of our sales of Healive will decrease in 2010 as we will further expand our sales of Healive in public market.

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

Substantially all of our sales are conducted in the PRC. Under PRC law, Sinovac Beijing and Tangshan Yian are both subject to enterprise income tax, or EIT, and VAT. Sinovac Beijing is classified as a “High and New Technology Enterprise”. As such, it was subject to a reduced EIT rate of 15% in 2008 and 2009, compared to a statutory rate of 25% for most companies in China. The High and New Technology Enterprises status is subject to confirmation in December 2010.  For the three fiscal years ended December 31, 2007, 2008 and 2009, Sinovac Beijing incurred income tax expenses of $2.2 million, $3.4 million and $9.8 million, respectively. VAT is charged based on the selling price of our products at a rate of 6%.  Tangshan Yian was subject to an EIT rate of 25% in 2008 and 2009.

Year ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales. Sales increased 81.1% to $84.2 million in 2009 from $46.5 million in 2008. Our sales in 2009 comprised sales of Healive, Bilive, Anflu, Panflu and Panflu.1. We generated $33.0 million and $40.8 million in sales of Healive in 2009 and 2008, respectively. We generated $6.2 million and $1.7 million in sales of Bilive in 2009 and 2008, respectively.  We generated $15.2 million and $4.1 million in sales of Anflu in 2009 and 2008, respectively. We also generated $64,318 and $29.7 million in sales of Panflu and Panflu.1in 2009, respectively. The total number of doses sold increased from 8.6 million in 2008 to 22.3 million in 2009. Revenue growth in 2009 was mainly attributed to (1) increased sales of Bilive in the private vaccine market in China, (2) increased sales of Anflu, and (3) government purchases of Panflu. 1 after outbreaks of influenza A H1N1, partially offset by the decreased sales of Healive due to insufficient capacity of CDCs to inject other vaccines after outbreaks of influenza A H1N1.

Cost of Sales. Cost of sales increased 102.0.% to $20.1 million in 2009 from $9.9 million in 2008. For Healive, cost of sales decreased 5.6% compared to a 19.0% decrease in sales, primarily due to different production mix sold in 2009 and 2008. In 2009, we sold less vial paged pediatric Healive which has higher profit margin than other Healive products. For Bilive, cost of sales increased 369.5% compared to a 275.7% increase in sales, primarily due to (1) the sales of newly developed vial packaged Bilive products which have lower profit margin and (2) a sales return provision for Bilive which will not be resold after they are returned.  For Anflu, cost of sales increased 23.14% compared to a sales increase of 274.2%, primarily due to increased production scale of flu vaccines, influenza A H1N1 vaccine production in the same production line, and very limited inventory write off in 2009.

Gross Profit. Gross profit increased 75.4% to $64.1 million in 2009 from $36.6 million in 2008. Gross profit margin was stable at 76.2% and 78.6% for 2009 and 2008, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was stable at 75.7% and 77.7% for 2009 and 2008, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 4.5% to $18.2 million in 2009 from $17.5 million in 2008. Our selling expenses decreased 12.8% in 2009 to $9.9 million from $11.3 million in 2008. The decrease in selling expenses was mainly due to (1) less sales of Healive to private market which incurred less sales bonus, and (2) less marketing activities and promotion campaign in private market in 2009 because of the breakout of H1N1 in 2009.  Our general and administrative expenses increased 37.7% to $8.4 million in 2009 from $6.1 million in 2008 in line with increased sales.

We recorded stock-based compensation of $422,860 in 2009 compared to $66,542 in 2008.  In 2009, we granted 1,708,500 stock options to the directors, officers and certain employees at an exercise price of $1.60 per share. We did not grant any stock options in 2008.  The stock options granted to our directors, officers and employees in 2009 had a weighted average estimated fair value of $1.2 million and $0.70 per share, respectively.  We granted options with different vesting schedules.  As a result, as at December 31, 2009, we had unrecognized compensation costs of $786,763. This unearned component will be recognized over a period of 15 months.

Research and Development Expenses. Research and development expenses increased by 59.2% to $4.4 million in 2009 from $2.8 million in 2008, primarily representing amounts spent researching and developing vaccines for pandemic influenza, rabies in humans, Japanese encephalitis, EV71 and rabies in animals, net of government grants to fund these activities. The PRC government provided grants to us that are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2009, we received government research grants of $1.3 million and $383,497, respectively. In 2009, we recognized government research grant income of $251,436 compared to $310,022 in the prior year.

Interest and Financing Expenses. Interest and financing expenses decreased by 23.8% to $534,455 in 2009 from $701,637 in 2008, mainly resulting from a lower weighted average effective interest rate.

Income Taxes Expenses. We incurred an income tax expense of $9.9 million in 2009 compared to $3.4 million in 2008. In 2009, we incurred future tax liability of $1,398,123  for undistributed earnings of $28.0 million in Sinovac Beijing. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures.  In 2009 and 2008, Tangshan Yian had a net loss.

Net Income. Net income increased to $20.0 million in 2009 from a net income of $8.0 million in 2008.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales. Sales increased 38.7% to $46.5 million in 2008 from $33.5 million in 2007. Our sales in 2008 comprised sales of Healive, Bilive and Anflu. We generated $40.7 million and $28.6 million in sales of Healive in 2008 and 2007, respectively. We generated $1.7 million and $132,569 in sales of Bilive in 2008 and 2007, respectively.  We also generated $4.1 million and $4.8 million in sales of Anflu in 2008 and 2007, respectively. The total number of doses sold increased from 6.7 million in 2007 to 8.6 million in 2008. Revenue growth in 2008 was mainly attributed to (1) government purchases of Healive and Bilive after an earthquake in Sichuan province on May 12, 2008 and (2) increased market share of hepatitis A vaccines in the private vaccine market in China.

Cost of Sales. Cost of sales increased 52.9% to $9.9 million in 2008 from $6.5 million in 2007. For Healive, cost of sales increased 48.5% compared to a 42.5% increase in sales, primarily because of higher utility and direct labor costs, and higher packaging material costs related to our new filling and packaging line. For Anflu, cost of sales increased 53.3% compared to a sales decrease of 15.2%, primarily due to the failure of one batch of Anflu produced in 2008 to pass the batch approval process and increased inventory write-offs at year end.

Gross Profit. Gross profit increased 35.2% to $36.6 million in 2008 from $27.0 million in 2007. Gross profit margin was stable at 78.6% and 80.6% for 2008 and 2007, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was stable at 77.7% and 79.5% for 2008 and 2007, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 46.0% to $17.5 million from $12.0 million in 2007. Our selling expenses increased 40.2% in 2008 to $10.5 million from $7.5 million in 2007. The increase in selling expenses was due to (1) greater numbers of, and increased compensation to, sales personnel; (2) increased transportation costs due to the shipment of vaccines by air to earthquake areas and (3) increased Anflu sales promotion efforts. Our general and administrative expenses increased 55.8% to $7.0 million in 2008 from $4.5 million in 2007 due to (1) increased payroll and bonuses and (2) increased professional fees.

We recorded stock-based compensation of $66,542 in 2008 compared to $179,742 in 2007.  We did not grant any stock options in 2007 and 2008.  In 2006, 100,000 stock options were granted to the directors at an exercise price of $2.64 per share and 15,000 stock options to the employees at an exercise price of $2.69 per share. The stock options granted to our directors and employees in 2006 had a weighted average estimated fair value of $1.39 and $1.51 per share, respectively.  We granted options with different vesting schedules.  As a result, as at December 31, 2008, we had unrecognized compensation costs of $14,000. This unearned component will be recognized over a period of 15 months.

Research and Development Expenses. Research and development expenses increased by 186.8% to $2.8 million in 2008 from $965,000 in 2007, primarily representing amounts spent researching and developing vaccines for pandemic influenza, rabies in humans, Japanese encephalitis, EV71 and rabies in animals, net of government grants to fund these activities. The PRC government provided grants to us that are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2008, we received universal influenza and pandemic influenza research grants of $143,632 and $150,813, respectively. In 2008, we recognized government research grant income of $310,022 compared to $843,910 in the prior year.

Interest and Financing Expenses. Interest and financing expenses increased by 46.7% to $701,637 in 2008 from $478,436 in 2007, mainly resulting from a higher loan payable balance.

Income Taxes. We incurred an income tax expense of $3.0 million in 2008 compared to $2.0 million in 2007. In 2008, we incurred a $3.4 million liability for income taxes on profits in Sinovac Beijing and recorded a $487,000 deferred tax recovery that offset this expense. Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures.  In 2008 and 2007, Tangshan Yian had a net loss.

Net Income. Net income increased to $8.0 million in 2008 from a net income of $7.7 million in 2007.

B.                                     Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from our public offering, capital raised in our private placement, cash generated from operations, and, to a lesser extent, cash from government research grants.  We believe that our current cash and cash equivalents, and anticipated cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by operating activities	$4,316	$10,505	$48,412
Net cash used in investing activities	(2,442)	(3,960)	(11,693)
Net cash provided by financing activities	5,565	8,318	5,293
Net increase in cash and cash equivalents	7,823	15,823	42,059
Cash and cash equivalents at beginning of period	9,249	17,071	32,894
Cash and cash equivalents at end of period	$17,071	$32,894	$74,953

Operating Activities

Net cash provided by operating activities was $48.4 million in 2009, compared to $10.5 million in 2008.  Net cash provided by our operating activities in 2009 resulted primarily from (1) our net income of $30.4 million, (2) an increase in advance from customer of $12.7 million, (3) an increase in income tax payable of $6.8 million, (4) an increase in accounts payable and accrued liabilities of $5.1 million, and (5) depreciation of property, plant and equipment and amortization of licenses and permits of $2.2 million. These items were partially offset by (1) an increase in inventories of 5.4 million, and (2) an increase in accounts receivable of $5.0 million due primarily to our increased sales.  For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.

Net cash provided by operating activities was $10.5 million in 2008, compared to $4.3 million in 2007. Net cash provided by operating activities in 2008 was primarily the result of our growing business which yielded a net income of $8.0 million, decreased by $310,000 by cash paid for research and development expenditures qualified for government grants, and adjusted by a minority interest of $4.2 million and certain non-cash charges including stock-based compensation of $67,000, a provision for doubtful debt of $24,000, a provision for inventory of $963,000, a provision for fixed asset of $126,000 and depreciation of property, plant and equipment and amortization of licenses and permits of $1.7 million.

Investing Activities

Net cash used in investing activities was $11.7 million in 2009 compared to $4.0 million in 2008. In 2009, cash used in investing activities included $7.3 million to purchase a Chinese corporate bond from Bank of Beijing and $4.3 million used to acquire property, plant and equipment.

Net cash used in investing activities was $4.0 million in 2008 compared to $2.4 million in 2007. In 2008, cash used in investing activities included $4.0 million used to acquire property, plant and equipment partially offset by proceeds of $16,848 from the disposal of equipment. As of December 31, 2008, we had spent $4.9 million on the influenza vaccine production line, of which $2.2 million was included in construction in progress on the consolidated balance sheets.

Financing Activities

Net cash provided by financing activities was $5.3 million in 2009 compared to $8.3 million in 2008. In 2009, net cash provided by our financing activities included proceeds of $697,320 from issuance of common shares and proceeds of $1.3 million from government funding, offset by payments of $335,831 for the repurchase of common shares. We also received loan proceeds of $17.7 million and made loan payments of $10.2 million. We paid dividends of $3.8 million to minority shareholders in Sinovac Beijing in 2009.  On February 2, 2010, we completed a follow-on public offering of 11.5 million common shares and received net proceeds of approximately $61.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Net cash provided by financing activities was $8.3 million in 2008 compared to $5.6 million in 2007. In 2008, net cash provided by our financing activities included proceeds of $9.8 million from issuance of common shares and proceeds of $383,497 from government funding, offset by payments of $368,323 for the repurchase of common shares. We also received loan proceeds of $8.6 million and made loan payments of $7.2 million. We paid dividends of $2.9 million to minority shareholders in Sinovac Beijing in 2008.

Accounts Receivable

Our total accounts receivable increased by $5.0 million to $24.5 million as of December 31, 2009 from $19.5 million as of December 31, 2008. Our accounts receivable turnover time in 2009 was 95 days, as compared to 141 days in 2008 and 143 days in 2007. The decrease in our turnover time was mainly due to more sales China central government with shorter account receivable collection time.

As we have historically experienced a very low level of bad debts, we have not made any general write-off for our accounts receivable. Our bad debt expense, as a percentage of our net revenues, was 1.36%, 0.05% and 0.02% for 2007, 2008 and 2009, respectively. We believe these percentages are not material.

Borrowings

As of December 31, 2009, we had $17.7 million in short-term borrowings, offset by $75.0 million in cash, resulting in a liquid assets balance of $57.3 million, compared with $22.7 million at the end of 2008. We hold our cash and cash equivalents in interest-bearing dollar and renminbi denominated accounts at registered banks.  The following table summarizes our borrowings as of December 31, 2009:

Type	Amount	Interest Rate	Maturity Date
Bank loan	RMB10,000,000 ($1,462,630)	5.31% fixed rate	June 11, 2010

Bank loan	RMB100,000,000 ($14,626,298)	5.31% fixed rate	June 29, 2010

Bank loan	RMB1,000,000 ($146,263)	5.31% fixed rate	December 13, 2010

Bank loan	RMB10,000,000 ($1,462,630)	5.31% fixed rate	December 29, 2010

Our weighted average effective interest rate was 6.87%, 6.85% and 5.78% for the years ended December 31, 2007, 2008 and 2009, respectively.  We believe that we will continue to be able to obtain loans and access the capital markets on terms and in amounts that will be satisfactory to us.

Restrictions on Cash Dividends

We are a holding company, and we rely on dividends paid by our subsidiaries, Sinovac Beijing, Sinovac Dalian, Sinovac Biological and Tangshan Yian, for our cash needs, mainly our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise development funds and employee welfare and bonus funds. These funds also are not distributable as cash dividends. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac Biological or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Capital Expenditures

We made capital expenditures of $2.5 million, $4.0 million and $4.3 million in 2007, 2008 and 2009, respectively.  Our capital expenditures were used primarily to purchase equipment . We expect our capital expenditures to increase in the future as we expand our business. As of December 31, 2009, our commitments of capital expenditures was approximately $17.6 million, primarily for manufacturing capacity expansion.  We will finance such comments through short-term and long-term borrowings, proceeds from our public offering and cash generated from operations.

C.                                     Research and Development

See discussions under “—Item 5.A. Research and Development Programs.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.                                      Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2009 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in U.S. Dollars)
Contractual obligations
Research & Development Expenses	3,170,000	146,263	3,023,737	—	—
Operating Lease Obligations	8,212,145	503,136	1,006,272	1,006,272	5,696,465
Purchase of Facilities	17,600,000	9,800,000	7,800,000	—	—
Purchase of Facilities and Additional Ownership Relating to Sinovac Dalian	16,100,000	16,100,000	—	—	—
Total	45,082,145	26,549,399	11,830,009	1,006,272	5,696,465

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

ITEM 6.                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	45	Chairman, President, Chief Executive Officer and Secretary
Xianping Wang	55	Director
Simon Anderson(1)(2)(3)	48	Independent Director
Yuk Lam Lo(1)(2)(3)	61	Independent Director
Chup Hung Mok(1)(2)(3)	52	Independent Director
Jinling Qin	64	Acting Chief Financial Officer
Changjun Fu	50	Vice President, Sales and Marketing
Nan Wang	43	Vice President, Business Development and General Manager of Sinovac Dalian
Jiansan Zhang	54	Vice President, Quality Assurance
Zhenshan Zhang	35	General Manager of Tangshan Yìan

(1)    Member of the audit committee.

(2)    Member of the corporate governance and nominating committee.

(3)    Member of the compensation committee.

Mr. Weidong Yin has served as our chairman, president, chief executive officer and secretary since September 2003. Mr. Yin is also the general manager of Sinovac Biotech and the chairman of Sinovac Hong Kong, Tangshan Yian and Sinovac Dalian. He is the former general manager of Tangshan Yian Bioengineering Co., Ltd., and previously he worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei Province. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of our Healive vaccine. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D,” “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D.” He obtained his MBA from the National University of Singapore.

Mr. Xianping Wang has served as a director of our company since March 2006. He has also been the president and chief executive officer of Xinhua China Ltd. since September 2004, which is a company listed on the FINRA Over-the-Counter Bulletin Board under the symbol “XHUA”. He has also served as the president of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, and from 1992-1997 he served as the president of Beijing New Fortune Investment Co., Ltd. as well as general manager of Beijing Fuhua Constructions and Development Co., Ltd. Mr. Wang has worked in a diverse range of industries, such as medicine, the health care industry, construction projects, investment consultation and real estate development. Since 1993, he has participated in various real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion, Jinhua Garden and others. Mr. Wang is the brother of Lily Wang, a former director and chief financial officer of our company, and Heping Wang, a former director of our company. Mr. Wang has a bachelor’s degree in engineering from the Navy Engineering Institute and a master’s degree in economics from Tsinghua University, China.

Mr. Simon Anderson has served as an independent director of our company since July 2004. Mr. Anderson is a member of our audit, compensation, and corporate governance and nominating committees.  Mr. Anderson provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations.  He was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson serves as chief financial officer of companies listed on North American stock exchanges, including IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants. Mr. Anderson also serves as a director of TSX-listed Wex Pharmaceuticals Inc., which is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain and TSX Venture Exchange listed Centric Energy Corp., a company with hydrocarbon exploration rights in Africa, and War Eagle Mining Company Inc., a zinc exploration company.

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. He is currently serving as the senior advisor of PerkinElmer Life and Analytical Sciences, Pacific Rim & Questmark Capital Management Sdn. Bhd.  Mr Lo is also a senior director of Questmark Asia Limited.Mr. Lo was also heavily involved in several committees of the HKSAR Government and the public society.  He has been appointed as the director of the Hong Kong Applied R&D Fund Co., Ltd., and currently serving as the advisory council of the Food and Health Bureau HKSAR.   The Industry Technology Committee of the Chinese Manufacturers’ Association of Hong Kong and the director of the Chinese Manufacturers’ Association of Hong Kong.  Mr. Lo served as the chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee, HKSAR, and as chairman of the Biotechnology Committee, Industry & Technology Development Council, HKSAR. In educational area, Professor Lo has been named an Honorary Fellow by the Hong Kong University of Science and Technology as well as the Honorary Chairman of the City University Committee of Co-operative Education Centre.  Also, Mr Lo is the advisory committee member of the Vocational Training council and executive vice president of Asian College of Asian Management. In China , Mr. Lo is a consultant to the Economic Bureau, Changchun , a member of the advisory committee of the Shenzhen Municipal Science and Technology Bureau and also a consultant of the Chinese Centre for Disease Control and Prevention.  In private sector, Mr Lo is the director of Steming Hong Kong Limited and South East Group Limited and the chairman of Lo & Associates Limited.  Mr. Lo is also the director of Sinovac Hong Kong and vice chairman of Sinovac Beijing.

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

Ms. Nan Wang has served as the vice general manager of Sinovac Beijing since 2001 where she oversees business development and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at China Bioway Biotech Group Co., Ltd. Ms. Wang received her bachelor’s degree in biology from Peking University and her master degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003. Ms. Wang is also acting as the general manager and director of Sinovac Dalian and the director of Sinovac Hong Kong.

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

Mr. Zhenshan Zhang has served as the general manager of Tanghsn Yian since January 2009. Prior to joining us, Mr. Zhang served as the head of influenza business department and project management department of Sinovac Beijing.  Mr. Zhang obtained his bachelor degree in microbiology and master degree in botany from Inner Mongolia University, China.

B.                                     Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation paid to our directors and executive officers was approximately $1.2 million.  No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.  Our bonus plan is performance based.  The bonus of our management is based on the annual performance of our company and each of our subsidiaries.  At the beginning of a year, each member of our management team sets a performance target for the group under his or her supervision.  The entitlement of the bonus depends on whether his or her group meets the performance target.  The actual amount is based on the overall evaluation of his or her performance and is subject to approval of the board at each subsidiaries.

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. As of April 9, 2010, options to purchase 1,771,500 common shares were outstanding. The following table summarizes, as of April 9, 2010, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 stock option plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Simon Anderson	50,000	1.60	January 20, 2009	January 19, 2014
Yuk Lam Lo	50,000	2.64	September 14, 2006	September 13, 2011
	50,000	1.60	January 20, 2009	January 19, 2014
Chuphung Mok	50,000	1.60	January 20, 2009	January 19, 2014
Other individuals as a group	30,000	3.20	November 4, 2005	November 3, 2010
	1,500	2.69	December 19, 2006	December 18, 2011
	1,540,000	1.60	January 20, 2009	January 19, 2014

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

•                  Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 stock option plan. As of April 9, 2010, options to purchase an aggregate of 1,771,500 of our common shares were issued and outstanding and an aggregate 2,514,700 common shares have been issued pursuant to options issued under the plan.

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

C.                                     Board Practices

Board Of Directors

Our articles of association prescribe that we should have a minimum of one and a maximum of 15 directors. Currently, our board of directors comprises five board members, three of whom are independent. Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of incorporation and by-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

In 2009, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

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

In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2009, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

D.                                    Employees

As of December 31, 2007, 2008 and 2009, we had 305,354 and 400 full-time employees. Of our workforce as of December 31, 2009, 55 employees are engaged in research and development and 105 employees are engaged in sales and marketing. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2009, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 54,097,261common shares outstanding as of April 9, 2010. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	5,961,500	11.01
Simon Anderson	57,400	*
Yuk Lam Lo	60,000	*
Chup Hung Mok	44,200	*
Jinling Qin	8,900	*
Changjun Fu	11,400	*
Nan Wang	9,000	*
Jiansan Zhang	10,000	*
Zhenshan Zhang	7,000	*

* Less than 1%.

None of our existing shareholders has different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of April 9, 2010, 54,097,261 of our common shares were issued and outstanding. Approximately 89.04% of the issued and outstanding shares are held by the record shareholders in the United States, including 47,407,361 common shares held by Cede & Co. (Fast)

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

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

In September 2003, we issued ten million new common shares to Lily Wang in exchange for a 51% equity interest in Sinovac Beijing that Ms. Wang had contracted to buy from certain of Sinovac Beijing’s then four shareholders for cash immediately before the above 51% share transfer. This 51% equity interest in Sinovac Beijing was transferred to us directly from these shareholders and was recorded in the applicable transfer instrument as a cash transaction. The cash due to these shareholders was payable by Ms. Wang. The transfer of the 51% equity interest to us was registered and approved by relevant PRC government authorities in August 2004. The common shares we issued to Ms. Wang were issued at a price of $0.60 per share, representing approximately 37% of our outstanding common shares immediately after the issuance.

Tangshan Yian was one of the shareholders from whom Ms. Wang contracted to buy the Sinovac Beijing equity interest described above. Ms. Wang agreed to buy from Tangshan Yian a 15.72% equity interest in Sinovac Beijing for a cash consideration of approximately $1.8 million. This 15.72% equity interest was transferred to us directly in our partial acquisition of Sinovac Beijing described above. When we acquired Tangshan Yian as a wholly owned subsidiary in November 2004, its assets included a promissory note from Ms. Wang for the approximately $1.8 million purchase consideration. In October 2004, we and Ms. Wang entered into a pledge and escrow agreement under which Ms. Wang pledged three million of her shares in our company to us as collateral for this $1.8 million unpaid purchase consideration. Under the agreement, Ms. Wang was to pay by November 15, 2006, the unpaid purchase consideration together with interest thereon at 5% per annum in quarterly installments of $200,000 each.  We have received full repayment from Lily Wang.

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

At the time of the above equity interest transfer from Mr. Wang to us, Tangshan Yian owed to China High Tech Investment Co., Ltd. a loan in the principal amount of RMB9.0 million that occurred in 2001 and 2002. In 2004, Tangshan Yian agreed to pay China High Tech Investment an aggregate amount of RMB 10.8 million comprising the RMB9.0 million principal amount of the loan and a RMB1.8 million funding fee, in two equal installments by September 30, 2005 and December 31, 2005, respectively. Tangshan Yian further agreed, if it failed to make either of these two loan installment payments, to pay China High Tech Investment a default penalty at 0.1% of the aggregate outstanding loan balance per day.  As of December 31, 2006, the balance was RMB4.0 million principal and RMB1.8 million accrued interest.  We fully repaid these amounts in 2007.

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

Private Placement

In first quarter of 2008, we issued and sold 2,500,000 common shares at a purchase price of $3.90 per share to Sensor Capital Management. The purchaser of the common shares was an existing shareholder of our common shares. The value of the common shares was determined based on arm’s-length negotiations between the purchasers and us and was approved by our board of directors.

Transactions with Certain Other Directors and Affiliates

We entered into two operating lease agreements with China Bioway, a non-controlling shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual rent of approximately RMB1.4 million ($204,575). The leases commenced on August 12, 2004 and have a term of 20 years.  We entered into another operating lease agreement with China Bioway in June 2007 with respect to Sinovac Beijing’s production plant in Beijing for an annual rent of approximately RMB2.0 million ($298,855).  The lease commenced in June 2007 and has a term of 20 years.  We paid rent of $139,541, $494,373 and $503,136 to China Bioway for these leases in 2007, 2008 and 2009 respectively.

We entered into a license agreement with a corporation related with China Bioway in respect to the trademark used on our products for no consideration. This license agreement is non-exclusive and has been extended to August 20, 2011.

In 2007, 2008 and 2009, we paid $20,585, $143,071 and $121,119 to our directors for management consulting services and director fees.

Share Options

See Item 6.B. “Directors, Senior Management and Employees — 2003 Stock Option Plan.”

C.                                     Interests of Experts and Counsel

Not applicable.

ITEM 8.                                  FINANCIAL INFORMATION

A.                                   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In November 2008, a death of a minor in Beijing was reported, which coincided with the administration of Healive that we produced two days prior. According to the autopsy results, the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, parents of the dead commenced a legal proceeding against us and other three defendants at Beijing Haidian District People’s Court and claimed RMB616,858 ($90,370) as compensation. As the date of this annual report, the case remains pending.

Other than as described above, we are not currently a party to any litigation or other legal proceedings brought against us.  We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations. We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiary, Sinovac Beijing, and wholly owned subsidiaries, Tangshan Yian and Sinovac Biological, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing and Sinovac Dalian are required to set aside, at the discretion of their boards of directors, a portion of their after-tax profits to their reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends.

Furthermore, under the PRC Enterprise Income Tax Law promulgated on March 16, 2007 and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders.

B.                                     Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                  THE OFFER AND LISTING

A.                                   Offer and Listing Details

The table below sets forth, for the periods indicated, the high and low closing prices on American Stock Exchange or NYSE Amex, and the NASDAQ Global Market for our common shares.

	Sales Price
	High	Low

Annual High and Low
2005	$7.92	$1.65
2006	5.28	1.81
2007	8.33	2.50
2008	5.22	0.75
2009	12.50	1.02

Quarterly High and Low
First quarter 2008	5.22	3.08
Second quarter 2008	4.55	3.25
Third quarter 2008	3.90	2.13
Fourth quarter 2008	2.60	0.75
First quarter 2009	1.89	1.02
Second quarter 2009	4.98	1.40
Third quarter 2009	12.50	3.60
Fourth quarter 2009	9.97	5.59
First quarter 2010	7.78	5.77

Monthly High and Low
October 2009	8.68	6.94
November 2009	9.97	7.07
December 2009	7.63	5.59
January 2010	7.78	5.77
February 2010	6.94	5.90
March 2010	7.07	5.90
April 2010 (through April 15, 2010)	6.00	5.52

B.                                     Plan of Distribution

Not applicable.

C.                                     Markets

Our common shares traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004. Since December 8, 2004, our common shares have been listed on the American Stock Exchange, now the NYSE Amex. Since November 16, 2009, our common shares have been listed on the NASDAQ Global Market under the symbol “SVA.”

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

B.                                     Memorandum and Articles of Association

We are an Antiguan company with limited liability, and our affairs are governed by our articles of incorporation, by-laws and the International Business Corporation Act.  The following are summaries of material provisions of our articles of incorporation, by-laws and the International Business Corporations Act.

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

Differences In Corporate Law

The International Business Corporations Act is modeled after English law but does not follow many recent English law statutory enactments. In addition, the International Business Corporations Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the International Business Corporations Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

•                  the arrangement is such that a businessman would reasonably approve; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the International Business Corporations Act.

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

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua and Barbuda law and our by-laws allow our shareholders holding not less than five per cent of our paid up voting share capital to requisition a shareholder’s meeting.  We are obligated under our by-laws and the International Business Corporations Act to call shareholders’ annual general meetings.

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

D.                                    Exchange Controls

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, renminbi is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our common shares. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

 The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  U.S. expatriates;

•                  tax-exempt entities;

•                  persons liable for alternative minimum tax;

•                  persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•                  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•                  partnerships or other pass-through entities, or persons holding our common shares through such entities; or

•                  persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently, a maximum rate of 15 percent), provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as our common shares are. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our common shares for taxable years beginning after December 31, 2012.  You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

  If PRC withholding taxes apply to dividends paid to you with respect to the common shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our common shares for taxable years beginning after December 31, 2012.  You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the common shares.

Any gain or loss that you recognize on a disposition of our common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a resident enterprise for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the common shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

 Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009.

 A non-U.S. corporation will be a PFIC for any taxable year if either:

•                  at least 75% of its gross income for such year is passive income, or

•                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

 For purposes of the PFIC rules, passive income includes, among other things, dividends, interest, royalties, rents, annuities, and net gains from certain commodity and foreign currency transactions, subject to certain exceptions. Passive income generally does not include rents and royalties derived from the active conduct of a trade or business (other than from a related person). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

 We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any year. If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

 For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual U.S. Holder. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares,

•                  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

 If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the common shares you own bears to the value of all of our common shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of marketable stock (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain from the actual sale or other disposition of the common shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential rates with respect to qualified dividend income  (discussed above under “—Taxation of Dividends and Other Distributions on Our Common Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Market and are regularly traded, and you are a holder of common shares, we expect that the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains.  A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income such holder’s pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

 Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  Prior to such legislation, a U.S. shareholder of a PFIC was required to file Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.”  If we become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.  Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding the common shares other than in an account at a financial institution may be subject to additional information reporting requirements.  U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

PRC Taxation

Under the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our common shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the new EIT law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new EIT law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%.  Dividends received by us from our PRC subsidiaries and the capital gains derived from transferring our 71.56% interest to Sinovac Hong Kong may be exempt from PRC withholding tax but be subject to PRC income tax at 25%.

Under the new EIT law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of common shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our common shares, or the gain you may realize from the transfer of our common shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act.  Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC.  Specifically, we are required to file annually a Form 20-F:  (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011.  Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C.  20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the transfer agent of our common shares, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.  The transfer agent will make such notices, reports and communications available to holders of our common shares and, upon our request, will mail to all record holders of our common shares the information contained in any notice of a shareholders’ meeting received by the transfer agent from us.

In accordance with the NASDAQ Rules, we will post this annual report on Form 20-F on our website http://www.sinovac.com.  In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I.                                        Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company — Organizational Structure”.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and costs and our expenses (other than U.S. dollar denominated professional, investor relations and miscellaneous fees related to our operations as a public company) are currently denominated entirely in renminbi.  Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of common shares through a private placement and proceeds from our public offering of common shares.  Furthermore, the renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its August 2008 high but never exceeding it. As a consequence, the renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2009 into renminbi at the exchange rate of $1.00 for RMB6.8259 as of December 31, 2009, such a cash balance would have been RMB6.83 million. Assuming a further 1.0% appreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.76 million as of December 31, 2009.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 6.87%, 6.85% and 5.78% for the years ended December 31, 2007, 2008 and 2009. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $160,000 based on our outstanding indebtedness as of December 31, 2009.

 ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 2, 2010, we completed a follow-on public offering of our common shares.  In this follow-on public offering, we issued and sold a total of 11,500,000 common shares at $5.75 per common share.  We received net proceeds of approximately $61.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.  We intend to use the net proceeds we received from this offering for the following purposes:

•                  up to $30.0 million to fund the acquisition and expansion of production facilities and the enhancement of production lines;

•                  up to $15.0 million to fund the research and development of our product candidates and the expansion of our product pipeline; and

•                  the remaining amount for general corporate purposes.

The foregoing use of our net proceeds received from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we received from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes, including repayment of certain of our outstanding bank borrowings. Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm that audited the financial statements included in the annual report.  The attestation report issued by Ernst & Young LLP on the effectiveness of internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert serving on our Audit Committee.  Our audit committee financial expert is Mr. Simon Anderson.  Each member of our Audit Committee, including Mr. Anderson, satisfies the “independence” requirements of the NASDAQ Marketplace rule and Rule 10A-3 under the Exchange Act.

ITEM 16B.             CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit our annual report on Form 20-F (file no. 001-32371) filed with the SEC on July 14, 2006, and posted the code on our website at http://www.sinovac.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP, our principal external auditors, for 2008 and 2009. We did not pay any other fees to our auditors during the periods indicated below.

	2008	2009
Audit fees(1)	$500,700	$559,782
Audit-related fees(2)	—	—
Tax consulting service fees(3)	$ 16,000	—

(1)             “Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in our Form 20-Fs or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

(2)             “Audit-Related Fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The services comprising the fees under this category include the issue of comfort letters, rendering of listing advice, and other audit-related services for the years ended December 31, 2008 and December 31, 2009.

(3)             “Tax consulting service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The table below is a summary of the shares repurchased by us during 2009. No shares were repurchased during 2009 except during the months indicated and all shares were purchased in the open market.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plan(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan(1)
January 1, 2009 – January 31, 2009	20,518	$1.50	20,518	$1,600,900
February 1, 2009 – February 28, 2009	105,080	$1.31	105,080	$1,463,245
March 1, 2009 – March 31, 2009	110,777	$1.34	110,777	$1,314,804
April 1, 2009 – April 30, 2009	13,359	$1.49	13,359	$1,294,899
Total	249,734	$1.34	249,734	Nil	(2)

(1)	We announced our share repurchase program on December 2, 2008, which program provided for the repurchase of up to $2.0 million of our common shares.
(2)	Our share repurchase program expired on December 1, 2009.

ITEM 16F.              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the NASDAQ Global Market

PART III

ITEM 17.                      FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19.                      EXHIBITS

Exhibit Number	Description of Document
1.1

Articles of Incorporation and By-laws of the Registrant, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.1

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 28,000 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 13,300 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5

Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.9

Share Purchase Agreement between Sinovac Biotech Ltd. and Sensor Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.10

Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11

Equity Joint Venture Contract dated November 22, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12

Memorandum of Understanding dated November 22, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13

Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14*	Asset Acquisition Agreement dated February 10, 210 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

*                      Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 16, 2010

SINOVAC BIOTECH LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd.  as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd.  at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, Sinovac Biotech Ltd. retrospectively changed its presentation of noncontrolling interests with the adoption of new authoritative guidance effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 16, 2010	Chartered Accountants

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of

Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Sinovac Biotech Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, Sinovac Biotech Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated April 16, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 16, 2010	Chartered Accountants

SINOVAC BIOTECH LTD.

Incorporated in Antigua and  Barbuda

Consolidated Balance Sheets

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$74,953,212	$32,894,102
Restricted cash	64,400	—
Short-term investments (note 3)	7,313,149	—
Accounts receivable — net (notes 4 and 9)	24,540,134	19,486,596
Inventories (note 5)	9,599,118	6,486,351
Income tax refundable	—	348,018
Prepaid expenses and deposits (note 12(b))	466,346	933,297
Deferred tax assets (note 10)	1,375,174	1,189,831

Total current assets	118,311,533	61,338,195

Property, plant and equipment (notes 7 and 9)	22,306,688	19,262,099
Long-term inventories (note 6)	2,642,734	942,514
Deferred tax assets (note 10)	520,077	569,937
Licenses and permits (notes 8 and 9)	695,109	1,090,477
Total assets	$144,476,141	$83,203,222

LIABILITIES AND EQUITY

Current liabilities
Loans payable (note 9)	$17,697,821	$8,024,277
Accounts payable and accrued liabilities (note 13)	17,784,509	11,909,037
Income tax payable (note 10)	6,413,734	—
Due to related parties (note 12(a))	—	46,971
Dividends payable to non-controlling interest shareholder of Sinovac Beijing	—	115,677
Deferred revenue (note 19)	5,386,749	—
Deferred tax liability (note 10)	1,398,123	—
Deferred research grants (note 18)	1,331,476	1,182,703

Total current liabilities	50,012,412	21,278,665

Deferred government grants (note 18)	2,646,669	2,836,994
Loans payable (note 9)	—	2,188,439
Long term payable (note 13)	407,794	—
Deferred revenue (note 19)	6,942,824	—
Total long term liabilities	9,997,287	5,025,433

Total liabilities	60,009,699	26,304,098

Commitments and contingencies (notes 14, 23(a) and (b))

EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock (note 15)	42,585	42,894
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 42,585,261 (2008 — 42,893,928)
Additional paid in capital	42,533,876	41,629,506
Accumulated other comprehensive income	4,225,196	4,143,225
Dedicated reserves (note 17)	9,863,251	5,549,684
Retained earnings (accumulated deficit)	13,993,287	(1,651,534)

Total stockholders’ equity	70,658,195	49,713,775

Non-controlling interest (note 11)	13,808,247	7,185,349

Total equity	84,466,442	56,899,124

Total liabilities and equity	$144,476,141	$83,203,222

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. Dollars)

		2009	2008	2007

	Sales (note 21)	$84,197,182	$46,496,904	$33,541,187

	Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $418,867 (2008-$411,573; 2007-$376,184)	20,063,361	9,936,341	6,502,328

	Gross profit	64,133,821	36,560,563	27,038,859

	Selling, general and administrative expenses (notes 12)	18,247,818	17,462,674	11,958,498

	Research and development expenses - net of $251,436 (2008- $310,022; 2007- $843,910) in government research grants	4,405,618	2,767,409	965,000

	Depreciation of property, plant and equipment and amortization of licenses and permits	692,696	749,619	640,568

	Total operating expenses	23,346,132	20,979,702	13,564,066
	Operating income	40,787,689	15,580,861	13,474,793

	Interest and financing expenses	(534,455)	(701,637)	(478,436)

	Interest income and other income (note 12)	1,300,672	290,563	190,668

	Income before income taxes and non-controlling interest	41,553,906	15,169,787	13,187,025

	Income tax expenses (note 10)	(11,140,521)	(2,954,157)	(1,974,118)

	Consolidated net income	30,413,385	12,215,630	11,212,907

	Less: income attributable to non-controlling interest	(10,454,997)	(4,205,407)	(3,562,501)

	Net income attributable to stockholders	$19,958,388	$8,010,223	$7,650,406
	Net income	$30,413,385	$12,215,630	$11,212,907
	Other comprehensive income
	Foreign currency translation adjustment	99,473	2,269,024	1,475,641
	Total comprehensive income	30,512,858	14,484,654	12,688,548
	Less: comprehensive income attributable to non-controlling interest	(10,472,499)	(4,287,662)	(3,727,157)
	Comprehensive income attributable to stockholders	$20,040,359	$10,196,992	$8,961,391

Earnings per share (note 20)	— basic	$0.47	$0.19	$0.19
	— diluted	$0.46	$0.19	$0.19

	Weighted average number of shares of common stock outstanding
	— Basic	42,580,945	42,426,703	40,254,192
	— Diluted	42,975,007	42,450,606	40,637,876

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

	Common stock		Subscriptions	Additional paid in	Accumulated other compre- hensive	Dedicated	Retained earnings/ (accumulated	Total stockholders’	Non- controlling	Total
	Shares	Amount	received	capital	income	reserves	deficit)	equity	interest	Equity

Balance, December 31, 2006	40,121,028	$40,121	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777	$2,062,586	$21,307,363

Stock-based compensation	—	—	—	179,742	—	—	—	179,742	—	179,742

Payment to release shares in escrow (note12(e))	—	—	—	1,394,333	—	—	—	1,394,333	—	1,394,333

Exercise of stock options	184,000	184	(25,938)	240,196	—	—	—	214,442	—	214,442

Subscriptions received (note 15)	—	—	9,170	—	—	—	—	9,170	—	9,170

Other comprehensive income
- Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	—	164,656	164,656
- Other comprehensive income attributable to stockholders					1,310,985	—	—	1,310,985	—	1,310,985

Net income for the year
- Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	3,562,501	3,562,501
- Net income attributable to stockholders	—	—	—	—	—	—	7,650,406	7,650,406	—	7,650,406

Transfer to dedicated reserves (note 17)	—	—	—	—	—	1,830,867	(1,830,867)	—	—	—

Dividend to non-controlling interest	—	—	—	—	—	—	—	—	(2,892,056)	(2,892,056)

Balance, December 31, 2007	40,305,028	$40,305	$9,170	$32,109,997	$1,956,456	$2,999,396	$(7,111,469)	$30,003,855	$2,897,687	$32,901,542

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

					Accumulated
					other		Retained
				Additional	compre-		earnings/	Total	Non-
	Common stock		Subscriptions	paid in	hensive	Dedicated	(accumulated	stockholders’	controlling	Total
	Shares	Amount	received	capital	income	reserves	deficit)	equity	interest	equity

Balance, December 31, 2007	40,305,028	$40,305	$9,170	$32,109,997	$1,956,456	$2,999,396	$(7,111,469)	$30,003,855	$2,897,687	$32,901,542

Stock-based compensation	—	—	—	66,542	—	—	—	66,542	—	66,542

Exercise of stock options (note 15)	88,900	89	(9,170)	133,701	—	—	—	124,620	—	124,620

Private placement, net (note 15)	2,500,000	2,500	—	9,687,500	—	—	—	9,690,000	—	9,690,000

Shares bought back but not canceled (note 15)	—	—	—	(368,234)	—	—	—	(368,234)	—	(368,234)

Other comprehensive income
- Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	—	82,255	82,255
- Other comprehensive income attributable to stockholders	—	—	—	—	2,186,769	—	—	2,186,769		2,186,769

Net income for the year
- Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	4,205,407	4,205,407
- Net income attributable to stockholders	—	—	—	—	—	—	8,010,223	8,010,223	—	8,010,223

Transfer to dedicated reserves (note17)	—	—	—	—	—	2,550,288	(2,550,288)	—	—	—

Balance, December 31, 2008	42,893,928	$42,894	$—	$41,629,506	$4,143,225	$5,549,684	$(1,651,534)	$49,713,775	$7,185,349	$56,899,124

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

	Common stock		Additional paid in	Accumulated other compre hensive	Dedicated	Retained earnings/ (accumulated	Total stockholders’	Non- controlling	Total
	Shares	Amount	capital	income	reserves	deficit)	equity	interest	Equity
Balance, December 31, 2008	42,893,928	$42,894	$41,629,506	$4,143,225	$5,549,684	$(1,651,534)	$49,713,775	$7,185,349	$56,899,124

Stock-based compensation	—	—	422,860	—	—	—	422,860	—	422,860

Exercise of stock options	234,100	234	697,086	—	—	—	697,320	—	697,320

Contribution from a former minority shareholder	—	—	115,677	—	—	—	115,677	—	115,677

Subscriptions received (note 15)	—	—	4,035	—	—	—	4,035	—	4,035

Share buy back (note 15 (a))	(542,767)	(543)	(335,288)	—	—	—	(335,831)	—	(335,831)

Other comprehensive income (loss)
- Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	17,502	17,502
- Other comprehensive income attributable to stockholders	—	—	—	81,971	—	—	81,971	—	81,971

Net income for the year
- Net income attributable to non-controlling interest	—	—	—	—	—	—	—	10,454,997	10,454,997
- Net income attributable to stockholders	—	—	—	—	—	19,958,388	19,958,388		19,958,388

-Transfer to dedicated reserve (note 17)	—	—	—	—	4,313,567	(4,313,567)	—	—	—

Dividend to non-controlling interest	—	—	—	—	—	—	—	(3,849,601)	(3,849,601)

Balance, December 31, 2009	42,585,261	$42,585	$42,533,876	$4,225,196	$9,863,251	$13,993,287	$70,658,195	$13,808,247	$84,466,442

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. Dollars)

	2009	2008	2007

Cash flows from operating activities
Net income	$30,413,385	$12,215,630	$11,212,907
Adjustments to reconcile net income to net cash provided by operating activities:
- deferred income taxes	1,261,823	(487,011)	(229,055)
- stock-based compensation	422,860	66,542	179,742
- inventory provision	593,451	962,772	373,473
- provision for doubtful accounts	17,744	23,612	455,674
- write-off equipment and loss on disposal	169,678	126,236	4,016
- research and development expenditures qualified for government grant	(251,436)	(310,022)	(843,910)
- depreciation of property, plant and equipment and amortization of licenses and permits	2,239,139	1,768,687	1,401,892
- deferred government grant recognized in income	(1,119,054)	(79,669)	—
- accounts receivable	(5,019,696)	(1,366,183)	(6,774,082)
- inventories	(5,384,946)	(4,341,079)	(1,832,193)
- income tax payable (refundable)	6,758,750	(342,617)	—
- prepaid expenses and deposits	468,782	229,407	(859,411)
- long term payable, deferred revenue and advances from customers	12,722,284	—	—
- accounts payable and accrued liabilities	5,118,740	2,038,531	1,227,128

Net cash provided by operating activities	48,411,504	10,504,836	4,316,181

Cash flows from financing activities
- Loan proceeds	17,687,473	8,617,904	3,938,455
- Loan repayment	(10,232,422)	(7,181,586)	(2,730,662)
- Proceeds from issuance of common stock net of share issuance costs	697,320	9,814,709	214,442
- Repurchase of common shares	(335,831)	(368,323)	—
- Proceeds from shares subscribed	4,035	—	9,170
- Cash received for debt settlement	—	—	1,394,333
- Dividends paid to non-controlling shareholder of Sinovac Beijing	(3,846,501)	(2,947,877)	(839,469)
- Government grant received	1,318,857	383,497	3,531,285
- Due to related parties	—	—	46,971

Net cash provided by financing activities	5,292,931	8,318,324	5,564,525

Cash flows used in investing activities
- Restricted cash	(64,400)	—	24,215
- Proceeds from disposal of equipment	—	16,848	—
- Short-term investments	(7,308,873)	—	—
- Acquisition of property, plant and equipment	(4,320,065)	(3,976,458)	(2,466,469)

Net cash used in investing activities	(11,693,338)	(3,959,610)	(2,442,254)

Exchange gain on cash and cash equivalents	48,013	959,055	384,213

Increase in cash and cash equivalents	42,059,110	15,822,605	7,822,665

Cash and cash equivalents, beginning of year	32,894,102	17,071,497	9,248,832

Cash and cash equivalents, end of year	$74,953,212	$32,894,102	$17,071,497

Supplemental disclosure of cash flow information:
Cash paid for interest	$914,546	$604,076	$453,174
Cash paid for income taxes	$3,066,447	$4,281,391	$1,968,393

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$1,120,330	$451,361	$588,979

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

1.                                    Nature of Business and Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd. (the “Company”) and its subsidiaries. All significant intercompany transactions have been eliminated.

The Company, through its 71.56% owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and 100% owned subsidiary Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”), operates in China and is in the business of research and development, production and sale of pharmaceutical products.  Sinovac Beijing was incorporated under the laws of China on April 28, 2001. Tangshan Yian was incorporated under the laws of China on February 9, 1993 and was acquired by the Company in January 2004.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd. (“Sinovac Canada”), under the Canadian Business Corporations Act, on May 12, 2004.  Sinovac Canada had no operations since incorporation.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”) under the Hong Kong Business Corporations Act, on October 21, 2008. On July 22, 2009, the Company completed a group reorganization by transferring its 71.56% owned subsidiary Sinovac Beijing to Sinovac Hong Kong.

The Company incorporated a 100% owned subsidiary called Beijing Sinovac Biological Technology Co., Ltd. (“Sinovac Biological”), under the laws of China on May 7, 2009. Sinovac Biological will focus on research and development of biological vaccines, and offer biological technology related consulting services.

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

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                    Significant Accounting Policies

(a)                                  Use of Estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns; allowance for doubtful accounts; useful lives of amortizable intangible assets; and provisions for income taxes and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

(b)                                 Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. Cash equivalents as of December 31, 2009 and 2008 are short-term deposits in bank.

(c)                                  Restricted Cash

Restricted cash is cash held as collateral for a letter of credit issued and is classified based on the nature of such facilities. As of December 31, 2009, the balance of $64,400 represents cash collateral for a letter of credit for equipment purchase which is due before May 31, 2010.

(d)                                 Short-term Investments

Short-term investments are classified as being available-for-sale and are reported at fair value with all unrealized gains and temporary unrealized losses recognized in other comprehensive income. Other-than-temporary credit losses that represent a decrease in the cash flows expected to be collected on the short-term investments are recognized in net income. Short-term investments as of December 31, 2009 represent corporate bonds. Related fees and costs are recorded in consolidated statements of income when they are incurred.

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

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                    Significant Accounting Policies (continued)

(f)                                    Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods and work in progress.  Cost of work in progress and finished goods is generally determined on weighted average cost basis and includes direct material, direct labour and overhead.  Net realizable value represents the anticipated selling price less estimated costs of completion and distribution.

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

Plant and building	30 years
Land-use rights	term of leases, ranging from 28 to 49 years
Machinery and equipment	8 to 10 years
Motor vehicles	5 years
Office equipment and furniture	3 to 5 years
Leasehold improvements	Lesser of useful lives and term of lease

(h)                                 Licenses and Permits

The Company capitalizes the purchase cost of vaccines if the vaccine has received a new drug certificate from the China State Food and Drug Administration (“SFDA”). If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives, which are estimated to be 10 years.  Useful life of licenses and permit is subject to the uncertainties described in note 1.

(i)                                     Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset.  If the asset were not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

based on discounted net future cash flows. There were no impairment adjustments to the carrying value of the long-lived assets for the years ended December 31, 2009, 2008 and 2007.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

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

On January 1, 2007, the Company adopted the guidance issued by the Financial Accounting Standards Board (“FASB”) “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), codified in the FASB Accounting Standards Codification (“ASC”) 740, Income Taxes. ASC 740 prescribes a more-likely—than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods and income tax disclosures.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the amount that is greater than 50% likely of being realized upon settlement. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheet.

The Company has reviewed the tax positions taken, or to be taken, in its tax return for all tax years currently open to examination by a taxing authority in accordance with the recognition and measurement standards of ASC 740. The Company is not under examination by any authority for income tax purposes and has not applied any income tax filing extension.

The Company is not subject to taxation in the U.S. The Company’s taxing jurisdiction is Antigua and Barbuda. Sinovac Hong Kong’s taxing jurisdiction is Hong Kong. Sinovac Canada has had no transactions/activities since inception.  The Company’s three subsidiaries, Sinovac Beijing, Tangshan Yian and Sinovac Biological’s taxing jurisdiction is China. Income tax returns filed by the Company and its active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(k)                                  Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds.  The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products.  The Company provides its customers with a limited right of return.  Revenue is recognized upon delivery. A reserve for sales returns is reviewed each year based on historical experience and the best estimation of the management for the current year.  The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with ASC 605, Revenue Recognition Subtopic 15 Products.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and revenue is recognized when the customer takes delivery of the products. If the products expire prior to delivery, the portion of deferred revenue relating to these expired products is recognized as revenue on product expiry date.

Shipping and handling fees billed to customers are included in sales.  Costs related to shipping and handling are part of selling expenses in the consolidated statements of operations.  In 2009, $1,387,766 (2008 - $935,457; 2007 - $367,394) related to shipping and handling costs was included in selling expenses in the accompanying consolidated statements of operations.

(l)                                     Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses.  Advertising costs were $67,614 for the year ended December 31, 2009 (2008 - $94,240; 2007 - $37,388).

(m)                               Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s consolidated statements of income.

Government grants for reimbursement of research and development expenses are taken into income in the period in which the expenses are incurred and the conditions imposed by the government authorities are fulfilled. Government grants recognized are offset against research and development expenses in the Company’s consolidated statements of income.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

(n)                                 Government Grant for Capital Expenditure

Government grants for building production facilities are deferred and amortized into other income the same manner as the production facilities are amortized.

2.                                      Significant Accounting Policies (continued)

(o)                                 Foreign Currency Transaction

The Company and its active subsidiaries maintain their accounting records in their functional currencies, U.S. dollars and Renminbi Yuan (“RMB”), respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

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

The assets and liabilities of the foreign subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac Hong Kong and Sinovac Biological, are translated into U.S. dollars at exchange rates in effect at the balance sheet date.  Revenue and expenses are translated at average exchange rate.  Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

(p)                                 Stock-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options, is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the service period in the statement of income.

(q)                                 Comprehensive Income

The Company’s comprehensive income consists of net earnings and foreign currency translation adjustments.

(r)                                    Earnings Per Share

Earnings per share (“EPS”) are calculated in accordance with FASB guidance codified in ASC 260, Earnings per Share. Basic earnings per share are computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents of options.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(s)                                  Financial Instruments and Concentration of Credit Risks

Fair Value of Financial Instruments

Assets and liabilities subject to fair value measurements are required to be disclosed within a specified fair value hierarchy. The fair value hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following categories based on the lowest level input used that is significant to a particular fair value measurement:

• Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

• Level 3 — Unobservable inputs for the asset or liability.

As of December 31, 2009 and 2008, the Company did not have any Level 3 financial assets. As of December 31, 2009, the Company’s Level 2 financial assets were short-term investments measured at fair value. As of December 31, 2009 and 2008, the Company did not have financial liabilities measured at fair value on a recurring basis.

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, short-term loans payable, accounts payable and accrued liabilities, due to related parties and dividend payable approximate their fair value because of their short term nature.  The fair values of loans payable are based on the estimated discounted value of future contractual cash flows.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese RMB. In 2009, foreign exchange gain of $8,808 (2008 - $77,205; 2007 - $218,105) is included in selling, general and administrative expenses. As at December 31, 2009, $64,993,822 (RMB 444,362,763) (2008 - $21,748,447 (RMB 149,068,205); 2007 - $13,461,221 (RMB 98,456,715)), of cash is denominated in RMB and is held in China.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, accounts receivables, and short-term investments, the balances of which are stated on the consolidated balance sheets which represents the Company’s maximum exposure. The Company places its cash and cash equivalents in high credit quality financial institutions. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are various government agencies in China. No single customer accounted for more than 10% of total sales for the years ended December 31, 2009, 2008 and 2007 except for government stockpile purchases (note 21). To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.  The Company does not require collateral or other security to support financial instruments subject to credit risks.

Interest Rate Risks

The Company is subject to interest rate risk.  The interest-bearing loans are short-term or at variable rate based on the respective banks’ floating lending rates (note 9).

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(t)                                    Recently Adopted Accounting Standards

Effective July 1, 2009, the Company adopted FASB ASC 105-10, “Generally Accepted Accounting Principles.” ASC 105-10 establishes the FASB Accounting Standards Codification™ (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. As the issuance of the codification does not change U.S. GAAP, its adoption did not have any impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted guidance issued by the FASB, which is included in the Codification in ASC 805, Business Combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Company has adopted this standard but the impact on accounting for business combinations will be dependent upon future acquisitions.

Effective April 1, 2009, the Company adopted guidance issued by the FASB that relates to accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which is included in the Codification in ASC 805-10. The guidance amended and clarified the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. ASC 805-10 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of FAS No. 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in ASC 805. The Company has adopted this standard but the impact on accounting for business combinations will be dependent upon future acquisitions.

Effective January 1, 2009, the Company adopted guidance issued by the FASB that relates to the presentation and accounting for non-controlling interests, which is included in the Codification in ASC 810-10, Consolidation. As a result of adoption the following retroactive adjustment was made: non-controlling interest balance of $7,185,349 as of December 31, 2008 was previously presented as minority interest of $7,185,349 and was transferred to a separate component of equity on adoption. Also, non-controlling interest has been presented as a reconciling item in the consolidated statements of changes in  equity, and the consolidated statements of income and comprehensive income. Consolidated net income was retrospectively presented inclusive of amounts attributed to both the parent company and the non-controlling interest for all years. Consolidated comprehensive income was retrospectively adjusted to include the comprehensive income attributed to the common stockholders and the comprehensive income attributed to the non-controlling interest for all years.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

Effective January 1, 2009, the Company adopted guidance issued by the Emerging Issues Task Force (“EITF”), which is included in the Codification in ASC 808, Accounting for Collaborative Arrangements. ASC 808 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, ASC 808 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets; consolidated statements of income and comprehensive income, consolidated statement of changes in equity and consolidated statements of cash flows.

Effective January 1, 2009, the Company adopted guidance issued by the FASB, which is included in the Codification in ASC 350, Determination of the Useful Life of Intangible Assets. ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350 Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the intangible asset. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows.

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. We have evaluated all subsequent events through the date of issuance of our financial statements. The adoption of ASC 855 did not affect the Company’s consolidated financial statements. See note 23 Subsequent Events for this disclosure.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 320, Recognition and Presentation of Other-than-Temporary Impairment. ASC 320 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis. If the investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets; consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows.

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 820, Determining Fair Value When the Volume and Level of Activity for Asset or Liability have significantly Decreased and Identifying Transactions that are Not Orderly. ASC 820 provides additional guidance on fair value measurements in inactive markets. The new approach is designed to address whether a market is inactive, and if so, whether a transaction in that market should be considered distressed. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows.

Effective September 30, 2009, the Company adopted guidance provided by amendments to ASC 820 (Accounting Standards Update (“ASU”) 2009-5) on measuring the fair value of liabilities.  When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the prescribed valuation techniques.  In addition, the guidance also clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  The guidance also clarifies how the quoted price of a debt security when traded as an asset should be considered in estimating the fair value of the issuer’s liability. The fair value guidance was also amended (ASU 2009-12) to indicate that net asset value (NAV) may be used as a practical expedient in measuring the fair value of alternative investments (such as in hedge funds and private equity funds) that (1) do not have a readily determinable fair value and (2) are in entities that calculate NAV in a manner consistent with investment company accounting. The amendments also require additional disclosures regarding the nature and risks of alternative investments. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets; consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(u)                                Recently Issued Accounting Guidance, Not Adopted as of December 31, 2009

In October 2009, the FASB issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices.  The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements.  The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application.  Accordingly, the Company is required to adopt this guidance beginning January 1, 2011.  The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In June 2009, the FASB issued authoritative guidance for determining whether an entity is a variable interest entity (“VIE”) and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE.  Under the guidance, an enterprise has a controlling financial interest when it has (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.  In addition, the guidance requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance.  The guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures, and eliminates the scope exclusion for qualifying special-purpose entities.  The guidance is effective for interim and annual periods beginning after November 15, 2009.  Accordingly, the Company is required to adopt this guidance beginning January 1, 2010.  The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

(v)                                 Comparative Figures

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

3.                                      Short-term investments

Short-term investments represent Chinese corporate bonds of $7,313,149 (RMB 50 million) purchased by the Company on December 16, 2009. The maturity date is March 27, 2010. The maximum annual interest rate is 3.10%. See subsequent events note 23 (d).

4.                                      Accounts Receivable - net

	December 31,	December 31,
	2009	2008
Trade receivables	$26,453,254	$21,561,226
Allowance for doubtful accounts	(2,169,319)	(2,146,166)
	24,283,935	19,415,060
Other receivables	256,199	71,536
Total accounts receivable	$24,540,134	$19,486,596

5.                                      Inventories

	December 31,	December 31,
	2009	2008
Raw materials	$2,275,003	$811,576
Work in progress	779,170	1,291,694
Finished goods	6,544,945	4,383,081
Inventories	$9,599,118	$6,486,351

For the year ended December 31, 2009 the Company charged $187,442 (RMB 1,282,294) (2008 - $nil; 2007 - $nil) in excessive fixed production overhead to cost of sales.

The inventory provision in 2009, 2008 and 2007 was $593,451, $962,772 and $373,473, respectively.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

6.                                      Long-term Inventories

Long-term inventories represent H5N1 vaccines. These vaccines are for government stockpiling purpose.

	December 31,	December 31,
	2009	2008
Work in progress	$—	$868,234
Finished goods	2,642,734	74,280
Long-term inventories	$2,642,734	$942,514

7.                                      Property, Plant and Equipment

	December 31, 2009
		Accumulated	Net book
	Cost	Depreciation	Value
Construction in progress	$1,741,970	$—	$1,741,970
Plant and building	7,611,337	1,716,242	5,895,095
Land-use rights	1,258,566	222,064	1,036,502
Machinery and equipment	14,262,008	4,515,702	9,746,306
Motor vehicles	875,592	340,269	535,323
Office equipment and furniture	908,230	448,929	459,301
Leasehold improvements	3,436,277	544,086	2,892,191
Total	$30,093,980	$7,787,292	$22,306,688

	December 31, 2008
		Accumulated	Net book
	Cost	Depreciation	Value
Construction in progress	$2,567,378	$—	$2,567,378
Plant and building	7,578,509	1,455,882	6,122,627
Land-use rights	1,255,408	190,783	1,064,625
Machinery and equipment	10,180,045	3,542,244	6,637,801
Motor vehicles	604,327	285,922	318,405
Office equipment and furniture	836,827	387,454	449,373
Leasehold improvement	2,391,117	289,227	2,101,890
Total	$25,413,611	$6,151,512	$19,262,099

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

7.                                      Property, Plant and Equipment (continued)

Depreciation expense in 2009, 2008 and 2007 was $1,841,261, $1,298,069 and $1,044,558, respectively.

As at December 31, 2009, the accounts payable and accrued liabilities included $1,120,330 (December 31, 2008 - $451,361) for purchasing plant, property and equipment.

8.                                      Licenses and Permits

	December 31	December 31
	2009	2008

Inactive hepatitis A	$3,090,047	$3,082,293
Recombinant hepatitis A&B	444,340	443,225
	3,534,387	3,525,518
Less: accumulated amortization	(2,839,278)	(2,435,041)
Total	$695,109	$1,090,477

a)              Amortization expense for the licenses and permits was $397,878, $390,949 and $357,334 for the years ended December 31, 2009, 2008 and 2007, respectively.

b)             The estimated amortization expenses for the remaining useful live are as follows:

2010	$398,000
2011	297,109
$695,109

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and permits, and other events.

c)              See note 1 regarding risks and uncertainties associated with licenses and permits.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

9.                                      Loans Payable

	December 31,	December 31,
	2009	2008

Bank loan (China Merchants Bank): RMB10,000,000, bearing interest at 5.31% per year, interest was payable quarterly. The loan was collateralized by a fixed charge on certain accounts receivable and licenses and permits. The loan was repaid on October 5, 2009.	—	1,458,959

Bank loan (Bank of Beijing): RMB10,000,000, bearing interest at 5.31% per year, interest is payable quarterly. The loan was collateralized by a fixed charge on certain accounts receivable and licenses and permits. The loan was repaid on December 10, 2009.	—	1,458,959

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

9.                                      Loans Payable (continued)

	December 31,	December 31,
	2009	2008

Bank loan (China Construction Bank): RMB 10,000,000 bearing interest at the bank’s primary lending rate. The interest rate was adjusted every 12 months to the current bank primary lending rate; the interest rate is 5.67% per year in 2009 and 2008. Interest was payable monthly. The loan was collateralized by the land-use rights and plant and buildings of Sinovac Beijing. The loan was repaid on November 27, 2009.	—	1,458,959

Bank loan (China Construction Bank): RMB 10,000,000, bearing interest at 5.58% per year, interest was payable monthly and the principal was repaid on November 27, 2009. The loan was collateralized by a fixed charge on certain accounts receivable and licenses and permits.	—	1,458,959

Bank loan (China Construction Bank): RMB15,000,000, bearing interest at 7.47% per year, interest is payable monthly and the principal was due on July 23, 2009. The loan was collateralized by the land-use rights and plant and buildings of Sinovac Beijing. The loan was repaid on July 20, 2009.	—	2,188,441

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

9.                                      Loans Payable (continued)

	December 31,	December 31,
	2009	2008
Bank loan (Bank of Beijing): RMB10,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on June 11, 2010.	1,462,630	—

Bank loan (Bank of Beijing): RMB100,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on June 29, 2010.	14,626,298	—

Bank loan (China Merchants Bank): RMB10,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on December 29, 2010.	1,462,630	—

Bank loan (Bank of Beijing): RMB1,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on December 13, 2010.	146,263	—

Loans payable – current-term	$17,697,821	$8,024,277

Bank loan (China Construction Bank): RMB 15,000,000, bearing interest at the bank’s primary lending rate. The interest rate in 2008 was 7.56% per year and adjusted every 12 months to current bank primary lending rate. Interest is payable monthly. The loan was originally due on August 25, 2010 and collateralized by the land-use rights and plant and buildings of Sinovac Beijing. The loan was repaid on July 20, 2009.	—	2,188,441
Loan payable – long-term	$—	$2,188,439

The weighted average effective interest rate was 5.78% and 6.85% for 2009 and 2008, respectively. No assets were collateralized in relation to the loans payable as of December 31, 2009. The interest costs of $914,546, $604,076 and $453,174 for 2009, 2008 and 2007, respectively, were charged to expenses.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

10.                               Income Taxes

Sinovac Beijing, Tangshan Yian and Sinovac Biological are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Before January 1, 2008, Tangshan Yian was eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year. The tax holiday had no impact on Tangshan Yian’s operating results as it was in a tax loss position. Sinovac Beijing was granted a “High and New Technology Enterprise” certificate by Chinese government, under which Sinovac Beijing was entitled to preferential tax treatment.  It was subject to a 7.5% corporation income tax rate until 2006 and 15% in 2007.

On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”) became effective. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises (“FIEs”) but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the new law, both domestic companies and FIEs are subject to an unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” status according to the new criteria and obtained the certificate on December 24, 2008. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2008 to 2010.  The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the “High and New Technology Enterprise” criteria. Upon the new law becoming effective, Tangshan Yian is subject to a 25% income tax rate and its former income tax preferential clause of a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year was reset to be effective for five years period from 2008 to 2013.

The newly enacted PRC Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its ‘‘de facto management organization’’ located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the newly enacted Implementation Rules of the PRC Enterprises Income Tax Law, ‘‘de facto management organization’’ means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. Substantially all members of our management are located in the PRC. As substantially all members of our management continue to be located in the PRC after January 1, 2008, the effective date of the newly enacted PRC Enterprise Income Tax Law and its implementation rules, we may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on our worldwide income. The dividends that we receive from our PRC subsidiaries and the capital gains derived from transferring our 71.56% interest to Sinovac Hong Kong would be exempt from PRC withholding tax but be subject to income tax at 25% if we are recognized as a PRC tax resident.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

10.                               Income Taxes (continued)

If Sinovac Beijing had not been subject to the beneficial tax rate described above, the income tax expenses (net of non-controlling interest) would have been increased (decreased) by approximately $2,622,861 (RMB 17,942,992), $802,140 (RMB 5,584,700), $1,879,972 (RMB 14,430,102), for the years ended December 31, 2009, 2008, and 2007 respectively.  Basic earnings per common share would have been approximately $0.41, $0.17, $0.14 and diluted earnings per common share would have been $0.40, $0.17, $0.14 for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, the income tax payable included a withholding tax payable of $1,464,556 (RMB10,013,170) related to transferring 71.56% interest of Sinovac Beijing to its 100% owned subsidiary Sinovac Hong Kong, according to the newly enacted tax rule of “GuoShuiHan (2009 No. 698) - Guidance on gain from Equity Sales Derived by Non-residents”. The tax liability is recorded based on Company’s estimation. The ultimate payment could be higher than the amount accrued because the Chinese tax authorities have discretion to assess and determine the final amount.

In accordance with “GuoShuiHan (2009 No. 81) -The Notice of implementation tax treaties and regulations of interest and dividend payment”, the Company has accrued a income tax liability of $968,627 (RMB6,622,501) in respect of withholding tax to be paid when 2008 earnings were distributed by way of a dividend.

As of December 31, 2009, the deferred income tax liability of $1,398,123 is related to the withholding tax on undistributed earnings of $27,962,464 (RMB191,179,366) from its subsidiary - Sinovac Beijing.

The Company was incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

Income taxes are attributed to the operations in China and consist of:

	2009	2008	2007

Current	$9,878,698	$3,441,168	$2,203,173
Deferred	1,261,823	(487,011)	(229,055)
Total income tax expense	$11,140,521	$2,954,157	$1,974,118

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

10.                               Income Taxes (continued)

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2009	2008	2007
Income taxes at the statutory income tax rate	$—	$—	$—
Income taxes resultant from capital gain	2,485,556	—	—
Income taxes on dividend and interest income received from subsidiary	1,397,306	—	—
Loss of the subsidiary at higher rate in China	(650,715)	(349,255)	(93,279)
Income of the subsidiary (Sinovac Beijing) at higher rate in China	6,918,471	3,441,569	1,907,430
Change in valuation allowance	772,572	365,125	161,070
Non-deductible expenses	355,924	(400)	88,667
Future tax rate difference on current timing differences	(133,719)	(471,039)	(11,972)
Others	(4,874)	(31,843)	(77,798)
Income tax expense	$11,140,521	$2,954,157	$1,974,118

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follow:

	2009	2008
Tax losses and expenses carried forward	$650,715	$—
Tax on accounts receivable provision	325,398	321,925
Excess of tax cost over net book value of certain assets	1,895,251	1,759,768
Less: valuation allowance	(976,113)	(321,925)
Total deferred tax assets	1,895,251	1,759,768
Less: current portion	(1,375,174)	(1,189,831)
Total deferred tax assets-long term	$520,077	$569,937

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

10.                               Income taxes (continued)

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by its subsidiaries have not been recorded in the financial statements. The loss of Tangshan Yian in the amount of $804,204 (RMB 5,501,560) can be carry forwarded for five consecutive years against its profits starting from 2010 and will expire in 2015.  Expenses in the amount of $1,151,289 (RMB7,875,968) have not been reviewed by relevant tax authority because no tax return has been filed.

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

No valuation allowance has been provided for the deferred income tax assets arising from Sinovac Bejing’s temporary differences other than differences arising from the accounts receivable provision. With Sinovac Beijing having four years of taxable income and the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to temporary differences in respect of long lived assets should be reversed.  Management expects that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of temporary differences.

The valuation allowance relating to losses carried forward of the PRC subsidiaries are still required as realization of this element of the potential tax benefit is still uncertain.

11.                               Non-controlling Interest

Non-controlling interest represents the interest of non-controlling  shareholder in Sinovac Beijing based on its proportionate interest in the equity of that company adjusted for its proportionate share of income or losses from operations.  In 2009, 2008 and 2007, the non-controlling interest was 28.44%.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

12.                               Related Party Transactions and Balances

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

(a)                                  The amount due to the related party was unsecured, non-interest bearing and due on demand:

	December 31,	December 31,
	2009	2008

Due to shareholder	—	$46,971

(b)                                 The Company entered into the following transactions in the normal course of operations with related parties:

	2009	2008	2007

Interest income earned on the advances to related parties	$—	$—	$164,291

Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling s hareholder of Sinovac Beijing	$503,136	$494,373	$139,541

In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $204,575 (RMB 1,398,680).  The leases commenced on August 12, 2004 and have a term of 20 years.

In June 2007, the Company entered into another operating lease agreement with China Bioway Biotech Group Holding Ltd., with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $298,855 (RMB 2,043,270). The lease commenced in June 2007 and has a term of 20 years. Included in prepaid expenses and deposits as at December 31, 2009, are $201,590 (RMB1,378,273) (December 31, 2008 - $461,665 (RMB 3,164,345)), representing prepaid lease payments made to this related party.

(c)                                           During 2009, 2008 and 2007 the Company incurred $121,119, $143,071 and $20,585 respectively, to directors of the Company, relating to management

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

consulting services and director fees. Included in accounts payable and accrued liabilities at December 31, 2009 is $32,000 (2008 - $61,421; 2007 - $13,080).

(d)                                         The Company entered into a license agreement with a corporation related to China Bioway Biotech Group Holding Ltd. in respect to the trademark used on the Company’s products for nil consideration.  This license agreement is non-exclusive and extends to August 20, 2011.

12.                               Related Party Transactions and Balances (continued)

(e)                                           In 2007, the Company received $1,394,333 of cash payments representing repayment of a $1,000,000 debt and related interest assumed by a former director in connection with the acquisition of Tangshan Yian, which was completed in 2004. The Company previously issued 1,500,000 common shares to this individual which were placed in escrow.  These shares were released in 2007.

13.                               Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2009 and December 31, 2008 consisted of the following:

	December 31, 2009	December 31, 2008
Trade payables	$2,670,340	$1,370,761
Machinery and equipment payable	1,120,330	451,361
Accrued expenses	3,630,373	3,772,514
Value added tax payable	2,186,566	522,959
Other tax payable	324,253	124,637
Withholding personal income tax	1,073,015	843,833
Bonus and benefit payables	5,906,539	4,123,291
Other payables	873,093	699,681
Total	$17,784,509	$11,909,037

As at December 31, 2009, the long term payable of $407,794 (December 31, 2008 - $ nil) represents long term value added tax payable related to long-term deferred H1N1 influenza vaccine revenue.

14.                               Commitments and Contingencies

(a)                                  Operating lease Commitments

The Company leases production plant and laboratory under operating leases (note 12(b)). Rental expense amounted to $503,136, $494,373 and $139,541 in 2009, 2008 and 2007, respectively.

Minimum future rental payments under operating leases for the years ending December 31, 2009 are as follows:

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2010	$503,136
2011	503,136
2012	503,136
2013	503,136
2014	503,136
Thereafter	5,696,465
Total minimum future payments	$8,212,145

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

14.                               Commitments and Contingencies  (continued)

(b)                                 Other Commitments

In addition to commitments disclosed in notes 22(a) and (b), commitments related to R&D expenditures are approximately $770,000 at December 31, 2009.

In 2009, the Company received $1,023,841 (RMB 7,000,000) government grants for improving H1N1 vaccine production capability and the condition to receive the grants requires the Company to spend $5,046,073 (RMB 34,500,000) for the same purpose by December 31, 2010.

In addition to commitments disclosed in note 23(a) and (b), commitments related to capital expenditures totaled approximately $53,000.

15.                           Common Stock

Share Capital

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

In 2008, the Company repurchased 293,033 shares of common stocks through open-market transactions on the NYSE AMEX, at an average price of $1.25, for the total consideration of $368,323.

In 2009, the Company repurchased 249,734 shares of common stocks through open-market transactions on NYSE AMEX, at an average price of $1.34 per share, for a total consideration of $335,831.

In 2009, the Company cancelled 542,767 shares of common stock which were repurchased in the open market.

In 2009, the Company issued 234,100 shares of common stock on the exercise of employee stock options with exercise price of $2.40 to $3.20 per share, for total proceeds of $697,320. In 2009, the Company received further cash proceeds of $4,035 on the exercise of stock options for which the shares were issued subsequent to December 31, 2009.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

16.                           Stock Options

(a)                                  Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The Plan expires on November 1, 2023.  As of December 31, 2009, 713,800 shares of common stock under the options plan remained available. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The Plan is administered by the board of directors.

The Company did not grant any stock options in 2008 and 2007. In January 2009, the Company granted 1,708,500 options to directors, officers and certain employees with an exercise price of $1.60, being the quoted market price of the Company’s shares at the time of grant. These options vest in installments from January 20, 2010 to April 20, 2010 and expire on January 20, 2014.

(b)                                 Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option pricing model:

	2009	2008	2007
Expected volatility	75.80%	—	—
Risk-free interest rate	1.38%	—	—
Expected life (years)	2.26	—	—
Dividend yield	Nil	—	—

The weighted average fair value of options granted in 2009 was $0.70.

The expected volatility related to 2009 grants is based on the Company’s historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour.  The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

16.                               Stock Options (continued)

(c)                                  Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

		Weighted Average	Aggregated Intrinsic
	Number	Exercise Price	Value
Options outstanding at December 31, 2006	985,800	$1.87
Forfeited	(1,000)	(1.31)
Exercised	(184,000)	(1.33)
Options outstanding at December 31, 2007	800,800	1.99
Exercised	(88,900)	1.50
Expired	(386,000)	1.31
Options outstanding and vested or expected to vest as at December 31, 2008	325,900	2.93
Granted	1,708,500	1.60
Exercised	(234,100)	2.98
Expired	(1,800)	3.36
Forfeited	(15,000)	1.60
Options outstanding at December 31, 2009	1,783,500	$1.66	$11,646,345

Exercisable at December 31, 2009	88,500	$2.81	$311,370

Options Outstanding				Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of		Remaining	Average		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price	Exercisable	Life	Price

$1.01 - $2.00	1,693,500	4.00	$1.60
$2.01 - $3.00	60,000	1.59	$2.61	58,500	1.58	$2.61
$3.01 - $4.00	30,000	0.83	$3.20	30,000	0.83	$3.20
	1,783,500	3.87	$1.66	88,500	1.33	$2.81

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

16.                               Stock Options (continued)

Included in selling, general and administrative expenses are $422,860, $66,542 and $179,742 of stock-based compensation in 2009, 2008 and 2007, respectively. Stock-based compensation expense is charged to operations over the vesting period of the options using the straight-line amortization method.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money.  The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $1,539,669, $207,342 and $328,547 in 2009, 2008 and 2007, respectively, determined as of the date of option exercise.

As at December 31, 2009, there was $786,763 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a period of 15 months.  The estimated fair value of stock options vested during 2009, 2008 and 2007 was $22,960, $92,460 and $191,565, respectively.

17.                               Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian and Sinovac Biological, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve. As a solely foreign invested enterprise, Tangshan Yian could only maintain a general reserve.  The dedicated reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with Chinese GAAP. The Company has an option of not appropriating the general reserve after the general reserve is equal to 50% of Sinovac Beijing’s registered capital ($8,067,000). Dedicated reserves are recorded as a component of shareholders’ equity and are not distributable other than upon liquidation.

For the year ended December 31, 2009, Sinovac Beijing appropriated 10% (2008 -10%; 2007 -10%) and 5% (2008 - 5%; 2007 - 5%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively.  For the year ended December 31, 2009, the general reserve and the enterprise expansion reserve appropriated are $2,875,711 (RMB 19,661,240) (2008 - $1,700,192 (RMB11,653,456); 2007 - $1,220,578 (RMB9,297,385)) and $1,437,856 (RMB9,830,620) (2008 - $850,096 (RMB5,826,728) ; 2007 - $610,289 (RMB4,648,692)) respectively.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

17.                               Distribution of Profit (continued)

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian and Sinovac Biological are required to transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under the relevant Chinese GAAP to a staff welfare and bonus fund.  For the year ended December 31, 2009, the board of directors of Sinovac Beijing approved $1,437,856 (RMB 9,830,620) (2008 - $850,096 (RMB 5,826,728); 2007 - $610,289 (RMB4,648,692)) for contribution to such fund which shall be utilized for collective staff benefits.  The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2009, so no appropriation to the dedicated reserves and staff welfare and bonus fund was made.

Sinovac Biological has not made any profit since inception, so no appropriation to the dedicated reserves and staff welfare and bonus was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. In 2009 Sinovac Beijing declared a dividend of $13,535,869 (RMB92,544,733). As of December 31, 2009 the dividend payable of $nil (December 31, 2008 - $115,677) represents the non-controlling interest in the share of dividends declared by Sinovac Beijing.

In addition to the above reserves accrual, transferring the profit from the Chinese subsidiaries to the countries outside of China also requires the Company and certain shareholders to comply with certain administrative rules prescribed by the relevant Chinese government authorities.

18.                               Deferred Research and Government Grants

Deferred research grants (current) represent research and development grants received, net of research and development expenditure incurred. In 2009, the Company received $1,318,857 (RMB 9,022,300) (2008 - $383,497 (RMB 2,670,000)) in government grants for research and development expenses.

Deferred government grants (non-current) of $2,646,669 (RMB 18,095,278), (December 31, 2008 – $2,836,994 (RMB 19,445,327) represent the amount that the Company received in 2007 for construction of a pandemic influenza vaccine production facility. The condition of receiving the production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government.

Government grant relating to the production facility of $197,347, $79,669 and $nil in 2009, 2008 and 2007, respectively, was recognized as other income.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

19.                               Deferred Revenue

Deferred revenue and long-term deferred revenue included $9,106,940 received from the Chinese government for stockpiling of H5N1 vaccines and $3,076,370 in advances from customers. The remaining $146,263 (RMB1 million) represents a government funding which requires the Company to fulfil certain conditions as prescribed in the agreement in the period of two years from receiving the funding.

20.                               Earnings per Share

Earnings per share was calculated as follows:

	2009	2008	2007
Net Income attributable to the stockholders	$19,958,388	$8,010,223	$7,650,406

Basic weighted average common share outstanding	42,580,945	42,426,703	40,254,192
Dilutive effect of stock options	394,062	23,903	383,684
Diluted weighted average common share outstanding	42,975,007	42,450,606	40,637,876
Basic earnings per share	$0.47	$0.19	$0.19
Diluted earnings per share	$0.46	$0.19	$0.19

For the year ended December 31, 2009, no stock options were excluded from the calculation of diluted net income per common share. For the years ended December 31, 2008 and 2007, 2,728 and 918 stock options, respectively, were excluded from the calculation of diluted net income per common share, as the effect of including them would have been anti-dilutive.

21.                               Segmented Information

The Company operates exclusively in the biotech sector.  The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.  All revenues are generated in China. Total long-lived assets of $23,001,797 (December 31, 2008 - $20,352,576) including property, plant and equipment and license and permits are all located in mainland China.  The Company’s total assets by geographic location are as follows:

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

21.                           Segmented Information (continued)

	December 31, 2009	December 31, 2008
Assets
Mainland China	$134,413,805	$81,963,798
Hong Kong	10,062,336	1,239,424
Total	$144,476,141	$83,203,222

The Company’s revenues by product are as follows:

	2009	2008	2007
Sales
Inactive hepatitis A vaccines	$33,016,191	$40,776,056	$28,612,446
Recombined hepatitis A&B vaccines	6,226,710	1,657,171	132,569
Influenza vaccines	15,204,948	4,063,677	4,796,172
H5N1	64,318	—	—
H1N1	29,685,015	—	—
Total	$84,197,182	$46,496,904	$33,541,187

Sales of H1N1 vaccines represent 35.3% of total revenue in 2009. The H1N1 vaccines were all sold to Chinese government in accordance with the government stockpile program. The Company’s sales of H1N1 vaccines are dependent on government purchases. Loss of such government purchases would have a material adverse effect on the Company’s total sales.

22.                               Collaboration Agreements

(a)                                  On March 12, 2009, the Company entered into a technology transfer agreement with an unrelated party to develop a pneumococcal vaccine. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sales of the vaccine developed under the technology transfer agreement in Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000,000 and royalty payments based on net sales in Chinese market. Both parties will work together to develop international markets for the products. The Company recorded $600,000 in research and development expenses pertaining to the technology transfer agreement in the year ended December 31, 2009.

(b)                                 On August 18, 2009, the Company entered into a patent license agreement with the National Institutes of Health (“PHS”), an agency of the United States Public

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

Health Services within the Department of Health and Human Services. PHS has granted the Company a non-exclusive license to make and use certain of its products. PHS has also granted the Company the right to use certain associated information for development of its licensed products.

22.                              Collaboration Agreements (continued)

The Company has agreed to pay PHS a license issue royalty of $80,000 and a non-refundable minimum annual royalty $7,500, and earned royalties on net sales from ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement. In 2009, the Company recorded a license issue royalty of $90,274 in research and development expenses.

23.                               Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. During this period, the following material subsequent events were identified:

(a)                                  In November 2009, the Company, through its wholly owned subsidiary Sinovac Hong Kong, entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian Vaccine Technology Co., Ltd. (“Sinovac Dalian”). Sinovac Dalian was incorporated in January 2010. Sinovac Dalian will focus on the research, development, manufacturing and commercialization of vaccines for human use. Pursuant to the same agreement, Sinovac Hong Kong will make an initial cash contribution of $8.8 million (RMB60 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group will make an asset contribution of $20.5 million (RMB140 million), including land use rights, plant and equipment, in exchange for the remaining 70% interest in Sinovac Dalian.

On January 28, 2010, the Company made an initial payment of $731,315 (RMB 5 million).

Sinovac Hong Kong has also entered into an agreement with Dalian Jin Gang Group at the same date, under which Sinovac Hong Kong has agreed, subject to the approval of the PRC government, to increase its shareholding in Sinovac Dalian to 55% by purchasing a 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of $7.3 million (RMB50 million) on or before December 31, 2010.

(b)                                 On February 15, 2010, Sinovac Beijing acquired buildings and land use rights located in Changping District of Beijing, China. The total consideration for the purchase is approximately $17.6 million (RMB120 million). In February 2010, the Company made an initial payment of $8.3 million (RMB56.5 million) and the balance of the purchase price is payable in three installments within three years.

On February 10, 2010, the Company entered a five-year bank loan contract with China Construction Bank. The loan is exclusively for the purchase of the aforementioned assets located in Changping District of Beijing. The principal

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in U.S. Dollars)

amount of the bank loan is $13.16 million (RMB 90 million) and will be advanced according to the following schedule:

23.                               Subsequent Events (continued)

Date	Amount
February 10, 2010	$1,462,630 (RMB 10,000,000)
February 25, 2010	$6,801,229 (RMB 46,500,000)
December 20, 2010	$1,462,630 (RMB 10,000,000)
June 20, 2011	$1,462,630 (RMB 10,000,000)
December 20, 2011	$1,462,630 (RMB 10,000,000)
June 20, 2012	$511,919 (RMB 3,500,000)
$13,163,668 (RMB 90,000,000)

Interest is payable monthly based on the current bank primary lending rate and the entire principal amount is repayable on February 9, 2015.

(c)                                  On February 2, 2010, the Company closed a public offering. A total 11,500,000 shares of common stock were issued at $5.75 per share, including 1,500,000 shares of common stock pursuant to the full exercise of the underwriters’ over-allotment option. The Company received net proceeds of approximately $61.9 million after deducting underwriters’ commissions and offering expenses of approximately $4.2 million.

(d)                                 In March 2010, the Company realized on its short-term investments, yielding proceeds of $7,313,149 (RMB 50 million) plus interest of $63,567 (RMB 434,862).

(e)                                  On March 31, 2010 the Company purchased short-term investment representing Chinese corporate bonds of $6.29 million (RMB 43 million). The maturity date is November 26, 2010. The maximum annual interest rate is 3.7%.

On April 8, 2010 the Company purchased short-term investment representing Chinese corporate bonds of $2.65 million (RMB 18.1 million). The maturity date is October 11, 2010. The maximum annual interest rate is 3.5%.

On April 8, 2010 the Company purchased a short-term investment representing Chinese corporate bonds of $11.54 million (RMB 78.9 million). The maturity date is November 30, 2010. The maximum annual interest rate is 3.5%.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1

Articles of Incorporation and By-laws of the Registrant, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.1

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 28,000 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to a building of approximately 13,300 square feet , dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5

Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8

Translation of a Lease between Sinovac Beijing and China Bioway Biotech Group Co., Ltd. related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.9

Share Purchase Agreement between Sinovac Biotech Ltd. and Sensor Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.10

Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11

Equity Joint Venture Contract dated November 22, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12

Memorandum of Understanding dated November 22, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13

Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14*	Asset Acquisition Agreement dated February 10, 210 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

*                      Filed with this annual report on Form 20-F