Form 20-F
period 2010-12-31
SINOVAC BIOTECH LTD
filed 2011-04-22
CIK 1084201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number: 001-32371

SINOVAC BIOTECH LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Antigua, West Indies

(Jurisdiction of incorporation or organization)

No. 39 Shangdi Xi Road,
Haidian District, Beijing 100085
People’s Republic of China

(Address of principal executive offices)

Jacob Chik Keung Ho
Chief Financial Officer
No. 39 Shangdi Xi Road,
Haidian District, Beijing 100085
People’s Republic of China
Tel: +86-10-8289-0088
Fax: +86-10-6296-6910
E-mail: ir@sinovac.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $0.001 per share	NYSE Amex (to November 13, 2009) NASDAQ Global Market (from November 16, 2009) NASDAQ Global Select Market (from January 3, 2011)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

54,305,961 common shares as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.Yes ☐ No ☐

i

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2010, which was RMB6.600 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 15, 2011, the noon buying rate was RMB6.5317 to $1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended December 31, 2008, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of operations data for the fiscal years ended December 31, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Year ended December 31,
Statement of income data	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Sales	$15,355	$33,541	$46,497	$84,197	$33,401
Cost of sales(1)	4,232	6,502	9,936	20,063	16,719
Gross profit	11,123	27,039	36,561	64,134	16,682
Operating expenses:
Selling, general and administrative expenses(2)	9,130	11,498	17,313	18,165	18,755
Provision for doubtful accounts	581	456	24	18	1,921
Research and development expenses	325	965	2,767	4,406	8,638
Depreciation of property, plant and equipment and amortization of licenses and permits	605	641	750	693	1,411
Government grants	—	—	(80)	(1,296)	(1,924)
Total operating expenses	10,641	13,560	20,774	21,986	28,801
Operating income (loss)	482	13,479	15,787	42,166	(12,119)
Interest and financing expenses	(319)	(478)	(702)	(534)	(1,178)
Interest income	161	161	179	143	1,133
Government grants	—	—	80	1,296	1,924
Other income (expenses)	124	29	32	(34)	96
Loss on disposal and write down of equipment	(42)	(4)	(126)	(169)	(1,237)
Income (loss) before income taxes and non-controlling interests	406	13,187	15,170	41,554	(13,305)
Income tax recovery (expenses)	(101)	(1,974)	(2,954)	(11,141)	704
Consolidated net income (loss)	305	11,213	12,216	30,413	(12,601)
Loss (income) attributable to non-controlling interests(3)	(1,001)	(3,563)	(4,206)	(10,455)	4,094
Net income (loss) attributable to the stockholders	$(696)	$7,650	$8,010	$19,958	$(8,507)
Earnings (loss) per share
- basic	$(0.02)	$0.19	$0.19	$0.47	$(0.16)
- diluted	$(0.02)	$0.19	$0.19	$0.46	$(0.16)
Weighted average number of common shares outstanding
- basic	38,229,944	40,254,192	42,426,703	42,580,945	53,064,968
- diluted	38,229,944	40,637,876	42,450,606	42,975,007	53,064,968

(1)	Excludes depreciation of land-use rights and amortization of licenses and permits of $411,573, $418,867 and $546,623 for 2008, 2009 and 2010, respectively.

(2)	Includes stock-based compensation expense of $66,542, $422,860 and $459,901 in 2008, 2009 and 2010, respectively.
(3)	The presentation and disclosure for non-controlling interests have been changed retrospectively with the adoption of new authoritative guidance effective January 1, 2009.

	2007	2008	2009	2010
Balance sheet data
Cash and cash equivalents	$17,071	$32,894	$74,953	101,585
Restricted cash	1	—	64	—
Total assets	57,448	83,203	145,477	214,358
Short-term loans	6,836	8,024	17,698	10,436
Total current liabilities	24,445	21,279	51,013	45,758
Long-term loans payable	1,367	2,188	—	10,058
Net assets	30,004	49,714	70,658	126,440
Non-controlling interests	2,898	7,185	13,808	21,317
Capital stock	40	43	43	54
Total stockholders’ equity	$30,004	$49,714	$70,658	126,440

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

Whether we are successful in developing and commercializing new products is determined by our ability to:

•	accurately assess disease and technology trends and market needs;
•	maintain strong research and development capabilities;
•	optimize our manufacturing and procurement processes to predict and control costs;
•	manufacture and deliver products in a timely manner and in sufficient quantities;
•	increase customer awareness and acceptance of our products;
•	minimize the time and cost required to obtain required regulatory clearances and approvals;
•	anticipate and compete effectively with other vaccine product developers, manufacturers and marketers;
•	price our products competitively; and
•	construct product lines in time of which meet the new China good manufacturing practice, or GMP, standards issued on February 28, 2011.

Although we were profitable from 2007 through 2009, we incurred a loss in 2010 and may not be able to return to profitability again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007, we incurred a loss in 2010 due to negative external factors, such as the unfounded media reports about vaccine safety in the Shanxi province of China, which negatively impacted the vaccine demand in the Chinese market, and other issues related to vaccine products in China. We cannot assure you when we will be profitable again in the future. We incurred net losses attributable to stockholders of $700,000 in 2006 and we recorded a net income attributable to stockholders of $7.7 million, $8.0 million and $20.0 million for the fiscal year ended December 31, 2007, 2008, and 2009, respectively. In 2010, we recorded a net loss of $8.5 million attributable to stockholders. Our losses have principally stemmed from our dropped sales, unsold inventories that were written off, increased spending on research & development, increased administrative expenses and deprecation related to new subsidiaries of Sinovac Dalian. The increased spending on R&D is one of our core strategies to maintain our long term growth opportunity. R&D expenses incurred on non-government sponsored projects are not capitalized in our financial statements. We expect our R&D spending will have a negative impact on our future net earnings. If we keep incurring losses in the future, such losses will have an adverse impact on our working capital, total assets, stockholders’ equity and cash flow. We cannot assure you that we will not incur additional losses in the future.

Increased sales of our vaccines to PRC government agencies and our strategy to capture market share in China’s growing market for publicly funded inoculations expose us to risks relating to doing business with the government.

We have increased sales of our vaccines to PRC government agencies. We are also pursuing a strategy to capture market share in China’s growing market for publicly-funded inoculations. While our increased sales to PRC government agencies afford us the opportunity to expand our sources of revenue and to further enhance our brand and reputation in China, we are exposed to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase are products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Any of the abovementioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues of either Healive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. 88% of our sales in 2008, 39.3% of our sales in 2009 and 37.6% of our sales in 2010 were attributable to Healive. Revenue from sales of Healive was $40.8 million, $33.0 million and $12.5 million in 2008, 2009 and 2010, respectively. We began marketing and selling Bilive in 2005, but sales of this product were limited before 2007. Revenue from sales of Bilive was $1.7 million, $6.2 million and $3.6 million in 2008, 2009 and 2010, respectively. Because Bilive is a combined hepatitis A and B vaccine, and Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a decrease in Healive sales as customers substitute Bilive for Healive. We expect sales of Healive to continue to comprise a major portion of our revenues from the hepatitis vaccine category in the near future. Since Healive and Bilive compete with each other to a certain degree, any increase in pricing pressure on these products could adversely affect our financial results. Because of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

Maintaining and increasing revenue from the sale of flu vaccine is critical to our success. We began marketing and selling Anflu in 2006 and revenue from the sale of Anflu was $4.1 million in 2008, $15.2 million in 2009 and $7.6 million in 2010. In 2010, 22.9% of our revenue came from the sale of Anflu. However, the competition in the flu market is fierce as there are over 10 vaccine companies manufacturing seasonal flu vaccines in China and several multinational companies have announced that they plan on investing in manufacturing flu vaccines in China.

We expect a small number of our key products, which will likely shift over time, to continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products are critical to our success and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of our products, could materially and adversely affect our financial condition and results of operations.

We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.

We manufacture vaccines that are injected into people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could injure the vaccinees and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity. For example, in November 2008, a minor in Beijing died two days after she received a dose of Healive. An autopsy was conducted and the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, the parents of the deceased initiated a lawsuit against us and three other defendants in Beijing’s Haidian District People’s Court claiming damages of RMB616,858 ($93,463). On November 19, 2010, Beijing’s Haidian District People’s Court absolved Sinovac of liability in the matter.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We currently do not carry product liability insurance for Healive, Bilive or Anflu. In addition, we have no clinical trial liability insurance for our clinical trials. In 2010, we generated $440,000 from exporting our products; however, we do not currently carry any product liability insurance for international market sales. Our current levels of insurance coverage may not be sufficient to satisfy liability resulting from product liability claims. A successful product liability claim or series of claims could have a material adverse impact on our business, financial condition and results of operations.

Any pandemic threat may abate, or alternative vaccines or technologies may be adopted, before our vaccines achieve significant sales.

We have devoted significant resources to researching and developing various vaccines to address the pandemic threat of infectious diseases, including SARS, avian flu and swine flu, and will continue to devote resources to the development of our vaccines to address any new needs.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management’s identification of a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.”

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not maintain effective internal control over our financial statement close process with respect to accounting estimates related to sales return provision, allowances for doubtful accounts and inventory provision.

We are in the process of implementing measures to remedy this material weakness. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the NASDAQ Global Select Market, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences on the Company.

We have previously failed to comply with the continued listing requirements of the American Stock Exchange, now known as NYSE Amex, and we cannot assure you that we will comply with applicable listing requirements in the future. For example, until April 2006, we were not in full compliance with the NYSE Amex corporate governance deadlines requiring maintenance of an independent board of directors with a majority of independent directors, establishment of a compensation committee, corporate governance and nominating committee and adoption of a code of ethics. In addition, the NYSE Amex required that we hold shareholder meetings annually. We convened a meeting of our shareholders in August 2007 but had to cancel the meeting because we could not form the necessary quorum. With the permission of the NYSE Amex, we extended to April 30, 2008 the deadline for holding our 2007 shareholders’ meeting. Our common shares have been listed on the NASDAQ Global Market since November 2009 and on January 3, 2011, Sinovac was added to the NASDAQ Global Select Market. If for any reasons we are unable to comply with the requirements of the NASDAQ Global Select Market in the future, our shares could be delisted from trading on that exchange. De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all. In addition, de-listing by the NASDAQ Global Select Market might negatively impact our reputation and, as a consequence, our business.

If we are unable to successfully compete in the highly competitive biopharmaceutical industry, our business could be harmed.

We operate in a highly competitive environment and we expect the competition to increase further in the future. Our competitors include large pharmaceutical, biotechnology companies and academic research institutions, both domestic and international. Many of these competitors have greater resources than us. New competitors may also enter into the markets in which we currently compete. Accordingly, even if we are successful in launching a product, we may not be able to outperform a competing product for any number of reasons, including the possibility that the competitor may:

•	have launched its competing product first or the competing product may have, or be perceived as having, better efficacy, stronger brand recognition, or other advantages;
•	have greater access to certain raw materials;
•	have more efficient manufacturing processes and greater manufacturing capacity;
•	have greater marketing capabilities;
•	have greater pricing flexibility;
•	have more extensive research and development and technical capabilities;
•	have proprietary patent portfolios or other intellectual property rights that may present an obstacle to our conduct of business;
•	have greater knowledge of local market conditions where we seek to increase our international sales;
•	have capability to maintain a competitive management team; or
•	have investment capability to acquire businesses when the opportunity is not available to us.

The technologies applied by our competitors and us are rapidly evolving, and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors in hepatitis A vaccines, hepatitis A and B vaccines and influenza vaccines, please see “Item 4. Information on the Company — B. Business overview —  Competition.”

We may not be able to maintain market share in China’s growing inactivated hepatitis A and seasonal flu vaccine market, which could adversely affect our ability to increase our revenues.

Our market share is estimated based on the batch release number published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual sales number in the market. Although we supplied 31% of the total hepatitis A vaccine market in China, or 67% of the inactivated hepatitis A vaccine market in 2007, in 2008, 2009 and 2010, we supplied only 23%, 23% and 13.2%, respectively, of the total hepatitis A vaccine market, or 54%, 52% and 35% of the inactivated hepatitis A vaccine market in 2008, 2009 and 2010, respectively. Going forward, we may not be able to compete either with multinational pharmaceutical companies to further penetrate the inactivated hepatitis A vaccine market or with live attenuated vaccine suppliers within the government paid market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share was 5.8% in 2008, 11.3% in 2009, and 12% in 2010. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue growth could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

We may not be able to capture market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do capture market share in these markets, we may need to sell our vaccines a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the Expanded Program of Immunization, or EPI, in China since 2007. The PRC Government purchase hepatitis A vaccines for each 18-month-old child, which has resulted in a decline in demand of hepatitis A vaccines in the private market for the cohort group. We cannot assure you that we will be able to maintain our sales volume in the private hepatitis A vaccine market.

We expect the EPI to increase the overall size of the hepatitis A vaccine market in China, as well as other vaccine markets in China. However, we may not be able to capture market share in these government-funded vaccine markets. For example, domestic suppliers of freeze-dried, live attenuated hepatitis A vaccine may be able to supply this market at a lower cost and with higher quantities of vaccine than we can. If we are unable to capture market share in these government-funded vaccine markets, our sales volume may not grow significantly. Moreover, if we do successfully capture market share in these government-funded vaccine markets, we may need to sell our vaccines at a lower price than we do in the private market. Any reduction in the average selling price of our vaccines could adversely affect our gross margin.

Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to the insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded market. Most provincial and municipal governments prefer to purchase the lower priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and several cities of Jiangsu province, have started to purchase inactivated hepatitis A vaccines. Our revenue growth could be adversely impacted if we are not able to successfully enter into the government-funded markets of these cities.

If end users, such as hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained the regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, hospitals and physicians may elect not to recommend these products for a variety of reasons, including the reimbursement policies of government and third-party payors. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our growth may be adversely affected if market demand for our vaccine products does not meet our expectations. We may encounter problems of inadequate supply or oversupply, especially with respect to our target international markets, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our growth may be adversely affected if market demands for our vaccine products do not meet our expectations. For example, many vaccinees receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition.

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

If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

If we are unable to enroll sufficient vaccinees and identify clinical investigators for our clinical trials, our development programs could be delayed or terminated.

The rate of completion of our clinical trials, and those of our collaborators, is significantly dependent upon the rate of enrollment of vaccines and clinical investigators. Vaccinees enrollment is a function of many factors, including:

•	efforts of the sponsor and clinical sites involved to facilitate timely enrollment;
•	vaccine referral practices of physicians;
•	design of the protocol;
•	eligibility criteria for the study in question;
•	perceived risks and benefits of the drug under study;
•	the size of the vaccine population;
•	availability of competing therapies;
•	availability of clinical trial sites; and
•	proximity of and access by vaccines to clinical sites.

We may have difficulty obtaining sufficient vaccinee enrollment or clinician participation to conduct our clinical trials as planned and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of development of a product for a particular indication.

A setback in any of our clinical trials or field trials could adversely affect our share price.

On December 30, 2010, we initiated phase I clinical trials for enterovirus 71 vaccine against Hand Foot and Mouth disease after obtaining the approval from China State Food and Drug Administration, or SFDA, to commence the clinical trials. We are also developing the pneumococcal conjugate vaccine, pneumococcal polysaccharides vaccine, HIB vaccine, rotavirus vaccine, meningitis vaccine, rubella vaccine, mumps vaccine, chickenpox vaccine and rabies vaccine in humans. Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares.

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

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

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

While we use raw materials and other key materials supplies that are generally available from multiple commercial sources, certain raw materials that we use to cultivate our influenza vaccines, such as embryonated eggs, are in short supply or difficult for suppliers to produce in accordance with our specifications. If the third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

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

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. You should expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results.

We currently rely on one manufacturing, assembly and storage facility for our products and are developing additional facilities. Any disruption to our current manufacturing facility or in the development of these new facilities could reduce or restrict our sales and harm our reputation.

Every product we are manufacturing and storing is in one facility located in Beijing, China. We also conduct some of our primary research and development activities out of the same facility. Although we have purchased facilities in Changping District, Beijing and established a joint venture in Dalian, Liaoning province, the production lines that will be used for manufacturing pipeline products in the future are still under construction. We do not maintain back-up facilities for the current available products, so we are dependent on our existing facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. The occurrence of such an event could materially and adversely affect our business.

We purchased new manufacturing facilities in Changping District, Beijing and Dalian, Liaoning province. The projects will require significant build-out before they will be operational. We may experience difficulties in expanding our manufacturing capabilities to the new facilities. Moreover, we may not realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to expand the production capacity for our existing products, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. The proceeds will be used in research and development, capacity expansion and international collaboration and potential merger and acquisition.

In the long run, we will need to raise additional funds from the capital markets to finance equipment expenditures, to acquire intellectual property, to expand the production capacity for our pipeline products, such as pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and EV71 vaccine, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2010, we had approximately $101.6 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

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

In the past, we funded most of our research and development and other expenditures through government grants, working capital and proceeds from private placements and public offering of our common shares. We may raise additional funds in future because our current operating and capital resources may be insufficient to meet future requirements.

If we continue to raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders because the shares may be sold at a time when the market price is low and shares issued in equity financing transactions will normally be sold at a discount to the current market price. Any additional equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems including materially negative developments relating to, among other things, disease developments, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory changes in our industry, the Chinese market generally or general economic conditions, could interfere with our ability to raise additional funds or materially adversely affect the terms upon which such funding is available.

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

The interests of the existing minority shareholder in Sinovac Biotech Co., Ltd., or Sinovac Beijing, and/or the interests of the existing minority shareholder of Sinovac Dalian, may diverge from our own and this may adversely affect our ability to manage Sinovac Beijing and/or Sinovac Dalian.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 71.56% interest and SinoBioway Group Co., Ltd, or SinoBioway, an affiliate of Peking University, owns a 28.44% interest. SinoBioway’s interests may not be aligned with our interests at all times. If SinoBioway’s and our interests diverge, SinoBioway may exercise its right under PRC laws to protect its own interest, which may be adverse to us. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Sinovac Beijing) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. SinoBioway appoints the legal representative of Sinovac Beijing, who also serves as the chairman of the five-director board of Sinovac Beijing. Accordingly, SinoBioway has the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. Further, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, SinoBioway has a right of first refusal to purchase our interest under China’s joint venture regulations.

In addition to its statutory rights as a minority shareholder, SinoBioway has additional rights under the joint venture contract and under the articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.

To date, SinoBioway has been cooperative with us in handling matters with respect to the business of Sinovac Beijing. We cannot assure you, however, that SinoBioway will continue to act in a cooperative manner in the future.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as mumps, chickenpox and rabies for human use. Pursuant to the joint venture agreement, we have made the initial cash contribution of RMB60 million ($9.1 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group has made an asset contribution of RMB140 million ($20.5 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. We have also entered into an agreement with Dalian Jin Gang Group, under which we have agreed, subject to the approval of the PRC government to increase our shareholding in Sinovac Dalian to 55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for a consideration of RMB50 million ($7.6 million) on or before December 31, 2010. The transaction was completed on December 31, 2010, and we currently own a 55% equity interest in Sinovac Dalian while Dalian Jin Gang Group currently holds a 45% equity interest in the entity.

To date, Dalian Jin Gang Group has been cooperative with us in handling matters with respect to the business of Sinovac Dalian. We cannot assure you, however, that Dalian Jin Gang Group will continue to act in a cooperative manner in the future.

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

Sinovac Beijing is currently owned 71.56% by us and 28.44% by SinoBioway. Tangshan Yian is wholly owned by us. Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., or Shenzhen Kexing, SinoBioway, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder), were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Our acquisitions of intellectual property rights and some equity interests were subject to these requirements. The technologies related to hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian.

Tangshan Yian failed to file with the government authorities the appraisal of the hepatitis A vaccine technology that it transferred to Sinovac Beijing in 2001 as its capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian also failed to:

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

In addition, before we acquired our 71.56% equity interest in Sinovac Beijing and 100% equity interest in Tangshan Yian, both companies had undergone multiple changes in their shareholders and these shareholders’ shareholdings. Some of the EOSA shareholders of Sinovac Beijing and Tangshan Yian, including SinoBioway and Tangshan Medicine Biotech Co., Ltd., have sold, transferred or assigned their respective equity interests in Sinovac Beijing and Tangshan Yian without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interests in Sinovac Beijing and Tangshan Yian.

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

The landlord that leases us four of our buildings in Beijing has not yet obtained ownership certificates for the buildings. If PRC government authorities or third parties challenge or invalidate the landlord’s ownership of the buildings, our Anflu and filling and packaging operations would be materially and adversely affected.

In August 2004, we signed two 20-year leases in Beijing with SinoBioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park. We house our Anflu manufacturing and research and development center in these buildings. One of the lease agreements was amended on August 12, 2010, and the rent was increased and the lease title transferred from Sinovac Beijing to Sinovac Research and Development Co., Ltd. (formerly known as Beijing Sinovac Biological Technology Co., Ltd., or Sinovac Biological), or Sinovac R&D. In June 2007, we signed another 20-year lease in Beijing with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. SinoBioway has yet to obtain building ownership certificates for the three buildings. In September 2010, we signed another five-year lease in Beijing with SinoBioway, in order to expand our R&D working areas (offices), pursuant to which we leased part of the building of approximately 585 square feet (629.74 square meters), located at Peking University Biological Park. Under the four leases, SinoBioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates.

We cannot guarantee that SinoBioway will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third-parties will not challenge or invalidate SinoBioway’s ownership even if it does obtain such ownership certificates. If that happens, we may need to vacate our existing facilities and build alternative facilities, causing material and adverse disruptions to our business operations. SinoBioway obtained the approval certificate for the design of the leased buildings. It will take several months or longer for the ownership certificate to be issued according to a related process within the China regulatory agency.

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

We are a small company with 483 full-time employees as of December 31, 2010, and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Dr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

We have entered into selected international markets and intend to continue to expand the sales of our products into new international markets. In expanding our business internationally, we have entered, and intend to continue to enter, markets in which we have limited or no experience and in which our brand may be less recognized. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend significantly more on marketing and promotion than we do in our existing domestic markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, in new markets, we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new internal markets are unsuccessful, our growth strategy and prospects would be materially and adversely affected.

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

We may undertake acquisitions which may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

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

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and applicable anti-corruption law in China and other jurisdictions in which our products are sold or registered for sale. The FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with the FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC and the countries in which we seek to do business. While we have implemented measures to ensure compliance with the FCPA and other applicable anti-corruption laws by all individuals involved with our company, it is possible that our compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information —  E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our legal counsel has advised us that we may have violated Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.

We had extended and maintained some credit to two of our former directors, one of whom was also a former officer. Lily Wang, our former director and chief financial officer until March 22, 2006, was indebted to us in the amount of approximately $1.8 million as of October 2004. This indebtedness arose from Ms. Wang’s agreement in September 2003 to acquire Tangshan Yian’s equity interest in Sinovac Beijing. This loan was fully repaid as of November 2006. Another former director, Heping Wang, became indebted to us in early 2004 in the amount of $2.6 million as a result of an unpaid capital contribution owed by Mr. Wang to Tangshan Yian. The debt was partly off set by a $2.2 million payment from us for the transfer of ownership of Tangshan Yian. Mr. Wang ended up with a loan of $400,000, which was paid in full in November 2004. In addition, in connection with his agreement to transfer a 100% equity interest in Tangshan Yian to us in 2004, Mr. Wang agreed to assume and indemnify Tangshan Yian’s loan obligations in an aggregate amount of

RMB10.8 million ($1.6 million) comprising the RMB9 million ($1.4 million) principal amount of the loan and an RMB1.8 million ($272,727) funding fee. In July 2007, we received full repayment of Mr. Wang’s outstanding obligations to us and released from escrow RMB1.5 million ($227,273) shares in our company pledged by Mr. Wang as collateral for his obligations.

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

Risks Related to Government Regulation

We may not be able to comply with applicable GMP guidelines and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include requirements relating to personnel, premise and equipment, raw material and products, qualification and validation, documents management, production management, quality control and quality assurance, products distribution and recall, etc. Manufacturing facilities must be approved by governmental authorities before we can use them to commercially manufacture our products and are subject to inspection by regulatory agencies. The SFDA have implemented upgraded GMP standards, which are close to the GMP standards issued by the World Health Organization, or the WHO, since March 1, 2011. All vaccine manufacturers are required to reach the new GMP standards by December 31, 2013. We cannot assure you that we can meet the new GMP standards as the SFDA required.

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

Pre-clinical and clinical trials of our products, and the manufacturing and marketing of our technologies, are subject to extensive, costly and rigorous regulation by governmental authorities in the PRC and in other countries. Even if we complete pre-clinical and clinical trials successfully, we may not be able to obtain applicable regulatory approvals. We cannot market any product candidate until we have both completed our clinical trials and obtained the necessary regulatory approvals for that product candidate.

Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming and expensive processes. The process of obtaining required regulatory approvals from the SFDA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years, respectively, to develop and obtain regulatory approval to commercialize Bilive and Anflu.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the time frames currently anticipated by us. We could encounter difficulties in enrolling vaccinees for clinical trials or encounter setbacks during the conduct of clinical trials that result in delays or cancellation. Data obtained from pre-clinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional regulation from future legislation, administrative action or changes in the SFDA policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for only five years and we need to apply for renewal six months prior to their expirations. The approving process for our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

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

In response to a pandemic or the perceived risk of a pandemic, governments in China and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza could subject our manufacturing locations to seizure by the PRC government. The PRC government may also grant compulsory licenses to allow competitors to manufacture products that are protected by our patents, use our technology developed using funds received from government agencies or resume its price control over vaccines although such control has recently been lifted in China.

We may not be able to comply with applicable GMP guidelines and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable good manufacturing practice regulations, which include requirements relating to personnel, premise and equipment, raw material and products, qualification and validation, documents management, production management, quality control and quality assurance, products distribution and recall, etc. Manufacturing facilities must be approved by governmental authorities before we can use them to commercially manufacture our products and are subject to inspection by regulatory agencies.

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

We have already obtained the approval of the environmental impact assessment report from Beijing Municipal Environmental Protection Bureau for the construction plan of our facilities in Changping District, Beijing. If we change the construction plan by adding any new facilities, we will need to obtain another approval of the environmental impact assessment report for the new facilities. If we fail to obtain such approval, we cannot commence our construction of the new facilities.

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

We have no patent protection for our hepatitis or influenza vaccines. We have three issued patents and a number of pending patent applications relating to our pipeline products in the PRC. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We cannot assure you that our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, do not have and will not develop products that compete directly with our products despite our intellectual property rights.

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

Third parties may bring intellectual property infringement claims against us in the future.

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

Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our costs in research and development, lengthen our new vaccines development process and lower our efficiency in new products development.

We work with scientific advisors and academic collaborators who assist us in our research and development efforts. Almost all of our pre-clinical and research programs are heavily reliant upon such collaborators and we generally benefit considerably from the resources, technology and experience these collaborations can provide. These scientists are not, however, our employees and may have other commitments that limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose the services of these scientists and institutions. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our new vaccines development process and lower our efficiency in new products development. In addition, although our scientific advisors and academic collaborators generally sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known which would compromise our competitive advantage.

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

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian and Sinovac R&D (formerly known as Sinovac Biological), and our 55%-owned joint venture, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends. In addition, if Sinovac Beijing, Tangshan Yian or Sinovac R&D (formerly known as Sinovac Biological) incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

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

The value of the renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately 25.4% against the U.S. dollar over the following three years by the end of 2010. It appears that the value of Renminbi against US dollar, Euro and other currencies would continue to fluctuate in the coming years.

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

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both effective from January 1, 2008, both domestic companies and the foreign invested enterprises, or the FIEs, are subject to an unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies. Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status according to the new criteria and obtained the corresponding certificate with a three-year valid period on December 24, 2008. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2008 to 2010. Sinovac Beijing’s HNTE status is subject to reconfirmation. Because the reconfirmation process has not completed yet, according to the Notice No. 4 (2011) of the State Administration of Taxation, the income tax rate of 15% is still applicable during the transition period. Tangshan Yian is subject to a 25% income tax rate but is subject to an income tax preferential exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year for the period from 2008 to 2013. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

The New EIT Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda. As a foreign legal person, dividends derived from our subsidiaries in the PRC were exempt from income tax under PRC law before January 1, 2008. Under the New EIT Law and its implementation rules, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period of greater than 12 months), or otherwise 10%. In 2009, Sinovac Biotech (Hong Kong) Ltd., or Sinovac Hong Kong, paid 10% withholding tax rate on the dividend received from Sinovac Beijing due to the holding period of the subsidiary less than 12 months from the date of the transfer the ownership of Sinovac Beijing to Sinovac Hong Kong. As of the date of this annual report, Sinovac Hong Kong has not received tax resident certificates from Hong Kong tax authority for 2010. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders.

In addition, the New EIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the implementation rules of the New EIT Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of our management are located in the PRC, we may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on our worldwide income, although the dividends that we receive from our PRC subsidiaries would be exempt from PRC withholding tax if we are recognized as a PRC tax resident.

Under the New EIT Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the New EIT Law, our shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of our shares by our non-PRC enterprise shareholders were subject to the EIT, such shareholders’ investment in our shares would be materially and adversely affected.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC company in cash or in kind, and “total investment” refers to the amount of a company’s registered capital plus all external borrowings by such company. The amounts of a PRC company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing and Sinovac Dalian, must be approved by their minority shareholders, SinoBioway or Dalian Jin Gang Group, respectively, as well.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac R&D (formerly known as Sinovac Biological), Tangshan Yian or Sinovac Dalian cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, the approval of SinoBioway or Dalian Jin Gang Group, respectively, also to increase the amount of total investment. Further, such loans must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, by SinoBioway or Dalian Jin Gang Group, respectively, also. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of SinoBioway or Dalian Jin Gang Group, on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries or affiliates. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand our business.

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

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or Antigua and Barbuda that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Antigua and Barbuda court.

As a result of all of the above, as well as the fact that substantially all of our property, assets and operations are located in China and all of our directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder interests through actions against us or our management, directors or major shareholders

ITEM 4. INFORMATION ON THE COMPANY

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

We are a holding company and conduct our business in China through our 71.56% majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian, Sinovac R&D (formerly known as Sinovac Biological) and Sinovac Hong Kong, and our 55%-owned joint venture Sinovac Dalian. Sinovac Beijing was incorporated on April 28, 2001, Tangshan Yian was incorporated on February 9, 1993, Sinovac Hong Kong was incorporated on October 21, 2008, Sinovac R&D (formerly known as Sinovac Biological) was incorporated on May 7, 2009, and Sinovac Dalian was established on January 19, 2010.

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. We currently own 71.56% of the equity interest in Sinovac Beijing.

In January 2004, we entered into a share purchase agreement with Heping Wang and issued him 3.5 million of our common shares and a promissory note in the amount of $2.2 million to acquire from him a 100% equity interest in Tangshan Yian. Mr. Wang had contracted to purchase these shares from Tangshan Yian’s then two shareholders immediately before the above 100% share transfer. However, this 100% equity interest in Tangshan Yian was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Heping Wang was responsible for paying the cash to the two shareholders. The transfer of the Tangshan Yian equity interest by Mr. Wang to us was registered and approved by PRC government authorities in November 2004.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which will focus on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use. We plan to manufacture live attenuated vaccines and vero cell cultured vaccines at the production facilities of Sinovac Dalian. Pursuant to the joint venture agreement, we have made an initial cash contribution of RMB60 million ($9.1 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group has made an asset contribution of RMB140 million ($21.2 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. We have also entered into an agreement with Dalian Jin Gang Group, under which we have agreed, subject to the approval of the PRC government, to increase our shareholding in Sinovac Dalian to

55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for a consideration of RMB50 million ($7.6 million) on or before December 31, 2010. The transaction was completed before December 31, 2010, and Sinovac has increased the shareholding to 55% and Dalian Jingang Group Co., Ltd., or Dalian Jingang, holds 45%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at the price of $ 5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million ($18.7 million). As of December 31, 2010, we have paid RMB70.1 million ($10.6 million), and the remaining payable of RMB53.5 million ($8.1 million) will be due before December 31, 2012. To finance this purchase, we borrowed a five-year bank loan of RMB90 million ($13.6 million) from China Construction Bank. We have already completed the construction of a new warehouse and plan to set up a new filling and packaging line in compliance with the WHO standards and a production line for EV71 vaccine.

We have increased the capital investment to Tangshan Yian with the total amount of $2.1768 million. Currently they are handling the capital change process. The increased investment will be used on the GMP construction of an animal rabies vaccine production plant.

For additional information regarding our principal capital expenditures, see “–– D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B. Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of market leading products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals in China for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval in China for the production in China of our whole viron pandemic H5N1 influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We have obtained the approval to commence human clinical trials of a vaccine for EV71 (hand, foot and mouth disease) from SFDA on December 23, 2010 and have initiated the phase I clinical trials on December 30, 2010. We filed an application for the clinical trials of pneumococcal conjugate vaccine and pneumococcal polysaccharides vaccine in early 2011. Our product pipeline also includes human vaccines for rotavirus, haemophilus influenza type b, or HIB, meningitis, rabies, chickenpox, mumps and rubella that have completed or are in pre-clinical development, and a vaccine for the severe acute respiratory syndrome, or SARS, virus that has completed a Phase I clinical trial.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Set forth below is a table that outlines our current marketed products and those that we have developed or are developing.

Product
Indication
Pre-clinical
File IND
Obtain Clinical Approval from SFDA
Phase I
Phase II
Phase III
On sale
Healive
Hepatitis A
Bilive
Hepatitis A & B
Anflu
Influenza
Panflu Whole Viron Pandemic Influenza Vaccine
Pandemic Influenza Virus
(1)
Panflu.1
Influenza A H1N1 virus
EV71 Vaccine
EV71 Virus
Pneumococcal Conjugate Vaccine
Pneumococcus
Pneumococcal Polysaccharides Vaccine
Pneumococcus
Rotavirus Vaccine
Rotavirus
Haemophilus Influenzae Type b Vaccine
Haemophilus Influenzae Type b
Meningitis Vaccine
Bacterial meningitis
Split Viron Pandemic Influenza Vaccine
Pandemic Influenza Virus
(2)
Rabies Vaccine for Humans
Rabies Virus (in humans)
Rabies Vaccine for Animals
Rabies Virus (in animals)
Chickenpox Vaccine
Varicella-zoster virus (Herpesvirus 3, Human)
Mumps Vaccine
Mumps
Rubella Vaccines
Rubella
SARS Vaccine
SARS Virus

(1)	Our Panflu whole viron pandemic influenza vaccine did not undergo Phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(2)	Our Panflu Split Viron Pandemic Influenza Vaccine will not undergo Phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
•	Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the Chinese government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 30.75 million doses of hepatitis A vaccines were approved and released in 2010 in China. We have been ranked one of the top two market share leaders in inactivated hepatitis A vaccines market. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 20 million doses annually. In 2008, 2009 and 2010, we sold approximately 6.9 million, 5.8 million and 2.6 million doses of Healive that amounted to approximately $40.8 million, $33.0 million and $12.5 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 28 million doses as of December 31, 2010. We have obtained the regulatory approval for sales in Nepal and are currently seeking the regulatory approval to sell Healive in India and Ukraine.
•	Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are one of the only two manufacturers in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, is 88% in 2010. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 20 million doses annually. In 2008, 2009 and 2010, we sold approximately 255,000, 946,000 and 810,000 doses of Bilive that amounted to approximately $1.7 million, $6.2 million and $3.6 million in revenues, respectively.
•	Anflu. In October 2005, we received the final approval from the SFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the only Influenza Vaccine Supply, or IVS, task force member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that do not contain preservatives. According to the NIFDC lot release records, 48.2 million doses of influenza vaccines were approved and released in China in 2010, compared to 32.5 million doses in 2009. We have improved our market share position significantly to No. 2 in 2010 from No. 9 in 2007 according to the batch release number published by NIFDC. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately eight million to ten million doses of Anflu. We sold 1.46 million, 5.1 million and 2.5 million doses of Anflu in 2008, 2009 and 2010 that amounted to approximately $4.1 million, $15.2 million and $7.6 million in revenues, respectively. Anflu is registered for sale in the Philippines. We are currently seeking the regulatory approval to sell Anflu in India and Mexico.
•	Panflu. In April 2008, we were granted a production license for Panflu by the SFDA. Panflu is the only approved vaccine available in China against the H5N1 influenza virus although we received the virus strains at the same time as other manufacturers globally, which demonstrated our strong research and development capability. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 30 million doses of Panflu or 40 million doses of Panflu.1. We started to sell Panflu in August 2009. We sold approximately 20,000 and 730,000 doses of Panflu that amounted to $64,318 and $2.4 million in revenues in 2009 and 2010, respectively.
•	Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the SFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that has not been seen previously in either human beings or animals. We received orders of 20.97 million doses as of the date of this annual report. According to the NIFDC lot release records, we were ranked No. 2 in market share in China in 2009 and No. 3 in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 30 million doses of Panflu or 40 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. We sold approximately 10.1 million and 2.3 million doses of Panflu.1 that amounted to approximately $29.7 million and $7.2 million in revenues in 2009 and 2010, respectively. Panflu.1 is also registered for sale in Mexico.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, including human vaccines for the EV71 virus, pneumococcal, rotavirus, Haemophilus Influenzae Type b, meningitis, Japanese encephalitis, rabies, chickenpox, mumps and rubella that have completed or are in pre-clinical development, a vaccine for the SARS virus that has completed a Phase I clinical trial and a split viron vaccine for the H5N1 influenza virus that has completed a Phase II clinical trial. Our pipeline also includes a vaccine for rabies in animals that is currently waiting for product license approval.

•	EV71 virus. Enterovirus 71, or EV71, causes hand, foot and mouth disease, or HFMD, among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia and Taiwan. According to the China CDC in 2009, over 1.1 million cases were reported in China, with over 353 reported fatalities. In 2010, over 1.7 million cases were reported in China, with over 880 reported fatalities. There is no identified treatment for enterovirus infections and no vaccine is currently available. We have started our research and development of the EV71 vaccine since 2007, and our animal model has shown good safety and immunogenicity. In December 2009, the SFDA accepted our application to commence human clinical trials, which is the first clinical trial application for the EV71 vaccine in China. We have obtained the approval from SFDA to commence clinical trials on December 23, 2010 and have initiated phase I clinical trial for EV71 vaccine on December 30, 2010. We have five pending PRC patent applications relating to the EV71 vaccine. Our EV71 vaccine will target children five years old or under, who numbered approximately 80 million in China.
•	Pneumococcal Conjugate Vaccine. Pneumococcal is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of them young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. In the developed world, elderly people carry the major disease burden. Currently, in China, the only similar product is available from Pfizer (Prevnar) which had annual global sales of $33.8 billion in 2010. No domestic producer has a license to supply this vaccine. Our pneumococcal conjugate vaccine will target children two years old or under, who numbered approximately 40 million in China. We filed an application for clinical trials with the SFDA in March 2011.
•	Pneumococcal Polysaccharides vaccine. Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent Streptococcus pneumoniae (pneumococcus) infections such as pneumonia and septicemia. In the United States, PPV is recommended for adults 65 years of age or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. The WHO recommendations are similar. The safety of the current polysaccharide vaccines in older children and non-pregnant adults is well documented. We filed an application for clinical trials to the SFDA in February 2011.
•	Haemophilus Influenzae Type b. Haemophilus influenzae type b is a bacterium responsible for severe pneumonia, meningitis and other invasive diseases almost exclusively in children aged less than five years. It is transmitted through the respiratory tract from infected to susceptible individuals. The vaccine is now used in the routine immunization schedule of more than 90 countries and the WHO recommends the inclusion of HIB conjugate vaccines in the national purchase programs of all countries. According to the NIFDC lot release records, 23.6 million doses of HIB vaccines were approved and released in China in 2010. Based on our internal estimates, the estimated market size is RMB1.0 billion ($151.5 million). Our HIB vaccine is currently in the process of pre-clinical development. We plan to file an application for clinical trials in China in 2011.
•	Meningitis. According to the WHO, bacterial meningitis remains a serious threat to global health, accounting for an estimated annual 170,000 deaths worldwide. Even with antimicrobial therapy and the availability of sophisticated intensive care, case fatality rates remain at 5% to 10% in industrialized countries, and are even higher in the developing world. Between 10% and 20% of survivors develop permanent after effects such as epilepsy, mental retardation or sensorineural deafness. Our meningitis vaccine will target children six months to six years old. Our meningitis vaccine is currently in the process of pre-clinical development and we plan to file an application for clinical trials in China in 2011.
•	Japanese encephalitis. The Japanese encephalitis, or JE, virus is a mosquito-borne virus that can infect the central nervous system in human beings and animals. JE is a significant public health problem in Southeast Asia and the western Pacific. In China, the transmission of JE is usually seasonal, occurring in summer and autumn-mainly July to September. At present, no JE-specific therapy is available once a person becomes infected. Humans, especially children, are susceptible to JE virus. The course of disease is about two weeks and it can result in a mortality rate of about 30%. In the endemic areas, 85% of cases are in children under 15 years old, and those under 10 years old are susceptible to serious neurological and psychiatric complications such as an inability to speak, paralysis, imbecility, dementia, malformation of limbs and convulsion. We are developing a new and potentially safer inactivated JE vaccine. In 2008, we completed pre-clinical trials. In 2009, we filed the application for clinical trials with the SFDA and obtained the approval from SFDA to commence clinical trials in April 2010.
•	Split viron pandemic influenza vaccine. Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. Phase I and II clinical trials have been completed. Currently, we have submitted the clinical results to the SFDA for the final approval. This product is for governmental stockpiling program to replace Panflu, a whole viron pandemic influenza vaccine.
•	Rabies in humans. Rabies is an infection of the central nervous system acquired through the bite of a rabid animal. The WHO recognizes rabies as the infectious disease with the highest fatality rate in humans, which is 100% when left untreated. Rabies is prevalent in China and the only preventative treatment against rabies in humans is vaccination. In 2008, there were 2,466 infections reported and 2,373 death cases in China. Based on our internal estimates, total market demand in China is approximately 60 million doses annually or RMB1.5 billion ($227.3 million) to RMB2.0 billion ($303.0 million) in value. We are conducting pre-clinical study of a human rabies vaccine.
•	Rabies in animals. Animal rabies is the leading cause of transmission that results in human rabies. Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals. On January 18, 2008, China approved compulsory vaccination for dogs. Based on our internal estimates, the market for animal rabies vaccine in China is approximately RMB1.0 billion ($151.5 million). We have completed the field trials for our internally developed inactivated animal rabies vaccine and applied the new drug certificate with the PRC Ministry of Agriculture. The construction of animal rabies vaccine production line in Tangshan has been completed. The facility recently passed the first site inspection which was conducted under the non-production situation by the PRC Ministry of Agriculture. The pilot production for animal rabies vaccine has been commenced. We plan to launch animal rabies vaccine as early as in second half of 2011.
•	Chickenpox (varicella). Chickenpox is a highly contagious infectious disease caused by the varicella-zoster virus (Herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Chickenpox is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 13.6 million doses of chickenpox vaccines were approved and released in China in 2010, compared to 12.5 million doses in 2009. We are conducting pre-clinical trials of a human vaccine for chickenpox and anticipate to file clinical trials in 2011.
•	Mumps and Rubella. Mumps is a viral disease of the human species, caused by the mumps virus. It is a significant threat to health in the developing countries. According to the NIFDC, in 2008, 13.4 million doses of vaccines for mumps were approved for sale in China. Rubella is a disease caused by the rubella virus and an acute infection is normally associated with the symptoms of fever and systemic rash. Our vaccine for mumps is under the registration process. We completed the pre-clinical study for rubella vaccine and submitted the clinical trial application to SFDA in April 2011. Our long-term objective is to launch an MMR vaccine, a mixture of three live attenuated viruses, administered via injection for immunization against measles, mumps and rubella, in five years. According to the NIFDC lot release records, 26.6 million doses of MMR were approved and released in China in 2010, compared to 12.5 million doses in 2009. In February 2008, the Chinese government included MMR vaccine in its national immunization program. Based on the population of children within the target age group of this program, we estimate that the annual market demand for MMR vaccines is approximately 30 million doses.

•	SARS. The SARS epidemic claimed 774 lives worldwide in 2003. We believe we were the first company to complete a Phase I clinical trial of an inactivated SARS vaccine, which demonstrated no serious adverse reactions. We completed our Phase I clinical trial in December 2004. Phase II and Phase III trials will need to be carried out before the vaccine can be sold commercially. As the SARS epidemic has subsided, we currently are not proceeding with further clinical trials. However, should another outbreak occur in the future, we believe we can rapidly initiate Phase II and III trials.

Research and Development

We have built a strong team of research and development personnel who leverage their significant years of combined experience with what we believe are highly efficient, leading tech and demand-driven to develop and commercialize our vaccines. As of December 31, 2010, our research and development team consisted of 65 dedicated researchers, 40 of whom had a master’s degree or a more advanced degree. In 2008, we restructured our R&D center and established a R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we initiated the research and development projects on pneumococcal conjugate vaccine and penumococcal polysaccharides vaccine, HIB vaccine, rotavirus vaccine, meningitis vaccine and other vaccines. We obtained the approval to commence clinical trials for EV71 vaccine from SFDA On December 23, 2010 and have initiated the phase I clinical trial on December 30, 2010.

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu and Panflu.1, and have made significant advances in the prevention of SARS. We believe that we were the first company in the world to complete a Phase I clinical trial of a SARS vaccine. In addition, our avian influenza vaccine product, Panflu, is the only approved vaccine available in China against the H5N1 influenza virus. Our Panflu.1 is the first approved vaccine in China and the world against the influenza A H1N1 virus. We believe our R&D capabilities provide us with a key competitive advantage and we intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as pandemic influenza (H5N1), influenza A H1N1 and EV71 and improving on traditional vaccines such as those for rotavirus, HIB, meningitis, rabies, chickenpox, mumps, rubella, chickenpox and animal rabies.

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

Partner	Projects	Scope of Collaborations
National Institute for Viral Disease Control and Prevention of China CDC	Universal Pandemic Influenza Vaccine (National High-Tech Research and Development Plan)	Vaccine development
Institute of Laboratory Animal Sciences, University of Agriculture	Inactivated Animal Rabies	Inactivated animal rabies vaccine development
University of Sydney	EV71	Animal model
National Institute for Viral Disease Control and Prevention of China CDC	EV71	Obtaining virus strain

We regularly obtain financial support from the PRC government to research vaccines for government-sponsored programs, including SARS and pandemic influenza. We received government research funding in the amount of $383,497, $1.3 million and $372,012 for 2008, 2009 and 2010, respectively. $350,611 of the government research funding for 2010 was deferred as of December 31, 2010. These grants were to fund research in the areas of pre-clinical and clinical trials. The grants for 2010 included a government grant in the amount of $120,000 for H1N1 vaccine development and production, a government grant in the amount of $230,000 for the development of a chickenpox vaccine.

Our research and development expenses were $2.8 million, $4.4 million and $8.6 million in 2008, 2009 and 2010, respectively.

Sales and Marketing

Unlike many of our competitors who typically rely on third party distributors to sell to the CDCs, China’s dominant channel for vaccine sales, our sales and marketing team, which comprised 142 staff members in 31 provinces throughout China as of December 31, 2010, in most cases, sells directly to the CDCs. This network enables us to better control the supply chain and gain a deeper understanding of the end market. As of December 31, 2010, our sales network covered 235 city level CDCs and 1,263 county level CDCs, out of total 333 city level CDCs and 2,872 county level CDCs across China. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team has created stable relationships with our customers by providing them with technical support and education. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong (Panflu and Anflu), Mexico (Panflu.1), Nepal (Healive) and the Philippines (Anflu). We are currently seeking regulatory approval to sell a number of our products in countries such as India (Healive and Anflu), Mexico (Anflu), and Ukraine (final bulk of Healive). We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful. In addition, we have also entered into various distribution agreements with international healthcare companies such as Glovax to distribute products in different parts of the world. Such business partnerships enable us to explore business opportunities internationally.

In February 2011, LG Life Sciences, Ltd., or LGLS, asked to terminate its Exclusive Distribution Agreement with us dated February 29, 2006. According to the agreement, Sinovac shall exclusively help LGLS register and market its hepatitis B vaccine in China. Due to LGLS’ reassessment of the market potential of the vaccine, it decided to terminate the agreement. We plan to accept their termination request.

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

In 2011, we will strengthen the promotion and sales of Healive in EPI market by adjusting the organization’s structure of our sales team. We have implemented a special task force composing of experienced sales professionals focusing on EPI sales. We will position additional human resources at the point of vaccination, or POV, to communicate and educate the end users in order to maintain our market share in the current market. We will also strengthen the sales of Anflu to increase Anflu’s contribution to our total sales. In order to implement these sales strategies, we have completed the updating of the sales performance assessment criteria and altered the sales organization structure by appointing a sales finance director and a medical director, both fully supporting the marketing and sales team while strengthening the management.

Seasonality

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year, and the largest percentage of influenza vaccinations is administered between

September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. You should expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results. In the first quarter, our strong winter-season sales are usually offset by the slow-down of business during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including CDCs and most departments in hospitals are either closed or substantially reduce the level of their activities. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.”

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material we use, with the exception of the hepatitis B antigens we use for Bilive production. We source the hepatitis B antigens we use for Bilive production entirely from Beijing Temple of Heaven, pursuant to a long-term supply agreement. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B antigens to be used in our Bilive production exclusively from Beijing Temple of Heaven for ten years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B antigens supply relationship. However, this agreement is silent on whether Beijing Temple of Heaven is obligated to furnish us with hepatitis B antigens for ten years. Raw materials generally have been in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods

Safety and Quality Assurance

We have two production lines and one filling and packaging line located in our principal manufacturing facility in Beijing. All of our three lines are Chinese GMP-certified and we have put in place comprehensive measures to control quality throughout the production process. Our production line to manufacture Healive and Bilive was designed and built by a European company using advanced equipment purchased from Europe and the United States. Our Healive, Bilive and Anflu facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively and renewed the GMP certificates for another five years in 2008, 2010 and 2010 respectively. Anflu, Panflu and Panflu.1 shared the same production facility. The GMP certification was granted to our filling and packaging facility on February 2, 2009. We are required to meet the newly implemented GMP standards by December 31, 2031.

To comply with GMP requirements, we have implemented a quality management system setting forth our quality assurance procedures and a complete documentation system. We closely manage our staff, premises, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product distribution and post-marketing services. Our personnel are trained with respect to the SOPs (standard operations procedures) and record keeping. Our products are required to comply with national standards for products and each batch of our products is required to obtain a batch release certificate issued by the NIFDC. Each vaccine sold by us is identifiable by a serial number which allows us totrace products.

We have established an Adverse Effect After Immunization, or AEFIs, response system under which a team of experts, professors and doctors responds to AEFIs within 24 hours to handle any emergency reported from users of our vaccine products. We also ensure that we have an effective internal reporting system to report any serious adverse event, or SAE, related to vaccine use to the SFDA promptly as mandated by the SFDA and the Ministry of Health of the PRC.

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

*	For BiliveTM, the hepatitis B component is added to hepatitis A bulk after absorption.

The production processes performed on our production line, from bulk production and formulation to filling and packaging, are performed in accordance with the SFDA requirements for human vaccine manufacturing. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 20 million doses annually. Our production line to manufacture Anflu has an approximately 8 million to 10 million doses annually, and the capacity for Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 30 million doses and 40 million doses, respectively. Our filling and packaging line is used for all products we manufacture with an annual capacity of 30 million doses.

Collaborations

In August 2009, we entered into a patent license agreement with the National Institutes of Health, or PHS, an agency of the United States Public Health Services within the Department of Health and Human Services. PHS grants us a non-exclusive license to make and use its certain licensed products. PHS also grants us the right to use the relevant information for development of its licensed products. We agreed to pay PHS non-refundable license issue royalty of $80,000, non-refundable minimum annual royalty in the amount of $7,500, and earned royalties on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement.

In July 2009, Tangshan Yian entered into a research agreement with University of Sydney on protective research of EV71 vaccine in animal model. The research purpose is to evaluate the efficacy of EV71 vaccine on mice after challenging mice with EV71 virus. Based on the agreement, the animal model was established by the University of Sydney and the study results showed good efficacy profile of EV71 vaccine candidate with cross protection against other sub-type of EV71 virus.

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc., a non-related company, to develop a pneumococcal vaccine. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment based on net sales in Chinese market. As of the date of this annual report, we have paid a total of $1 million. Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments in eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The percentage of royalty payments for the portion of annual net sales below RMB100 million ($15.2 million) will be in the teens and the percentages of royalty payments for the portion above RMB100 million ($15.2 million) will be of single digits. The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval. Both parties agreed to work together to develop international markets for the products.

In December 2008, we entered into a distribution agreement with IP-BIOTECH, a trade company in Philippines, we appointed IP-BIOTECH to be the exclusive distributor of Anflu in the Philippine market. We obtained the registration approval for Anflu of 2010-2011 Northern hemisphere in November 2010, and we have distributed 110,000 doses of our Anflu in Philippines.

In July 2008, Sinovac Beijing and Tangshan Yian entered into the co-development agreement with the Institute of Laboratory Animal Sciences of the University of Agriculture to jointly develop the animal rabies vaccine. Sinovac Beijing is responsible for assigning technical personnel to develop an animal rabies vaccine. The Institute of Laboratory Animal Sciences is responsible for making development strategy and provides guidance on the roadmap design for vaccine development and to assist Tangshan Yian on regulatory applications with the animal rabies vaccine. Tangshan Yian is responsible for establishing the R&D center and commercial production line for animal rabies vaccine and carrying out vaccine development project, applying for the New Drug Certificate for animal rabies vaccine, and providing the financial resources, etc. Tangshan Yian will be the applicant for and the exclusive owner of the future new drug certificate, production license and any patent or know-how in connection with the animal rabies vaccine.

In June 2008, we entered into the collaboration agreement with the National Institute for Viral Disease Control and Prevention of China CDC on the separation, selection, cultivation and verification of EV71 virus strain, through which we obtained the appropriate EV71 virus strain with good immunogenicity and cross protection effects for vaccine production.

In November 2006, Sinovac Beijing entered into a co-development agreement with National Institute for Viral Disease Control and Prevention of China CDC to jointly develop a universal pandemic influenza vaccine, which was included in the “863 National High-Tech Research and Development Plan.” The purpose of the project is to obtain the approval from the SFDA to commence the clinical trials.

In February 2006, we entered into an exclusive distribution agreement with LGLS under, which LGLS granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. On March 7, 2007, we filed the application for regulatory approval for product registration for sales of Euvax B in China. During 2008, we worked with LGLS and the NIFDC on the vaccine’s testing and verification of drug standards to speed up the sample tests. In July 2009, the NIFDC completed the sample tests and verification of drug standards for Euvax B and the sample test report has been forwarded to the Center for Drug Evaluation of SFDA, or CDE. On December 26, 2009, we submitted the supplementary documents required by the CDE for technology evaluation as part of the approval process and obtained the approval from SFDA to commence clinical trials in China in April 2010. Due to the reassessment of hepatitis B vaccine market potential in China, LGLS has decided to terminate the agreement. Although we have obtained the clinical trial approval on LGLS’s hepatitis B vaccine from the SFDA, we plan to accept the termination request.

In August 2005, we entered into a distribution agreement with Glovax C.V., a Dutch biopharmaceutical company with operations in Mexico, pursuant to which we appointed Glovax to be the exclusive distributor of our vaccine products in the Mexican market. We obtained the registration approval for our H1N1 vaccine in Mexico on October 13, 2009, and the registration for Anflu is still in the process.

In December 2004, we signed a pandemic influenza vaccine co-development agreement with China CDC to jointly develop a pandemic influenza vaccine. Pursuant to this co-development agreement, we agreed, among other things, to conduct pandemic influenza vaccine R&D based on our established vaccine R&D technical platform and to apply for the new drug certificate, production license and patents for the pandemic influenza vaccine. China CDC agreed, among other things, to strategize development of the pandemic influenza vaccine, provide us with scientific guidance to vaccine technicalities and conduct certain pandemic related research and vaccine development-related analysis and testing. Both parties agreed to be responsible for certain specified expenditures associated with the vaccine development and to jointly apply for government R&D funds. However, the co-development agreement expressly provides that we will be the applicant for and owner of the future new drug certificate, production license and any patent or know-how in connection with the pandemic influenza vaccine. In return, we have agreed to fund and support China CDC’s influenza-related investigation and other pandemic control efforts after we gain profits from the sale of pandemic influenza vaccines. The regulatory approval for production of our whole viron pandemic influenza vaccine was obtained in April 2008.

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. According to the SFDA, there are approximately 40 vaccine companies in China, of which we believe approximately 10 are our direct competitors. We are also facing growing threats from the entrance of multinational companies to the Chinese vaccine market. Multinational companies have started to localize their vaccine production in China by making acquisitions and by forming joint ventures with Chinese companies.

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over both cheaper but less safe vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical and biotechnology companies, domestic state-owned entities and domestic private companies that currently engage in or have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to the hepatitis A vaccine, we consider GlaxoSmithKline Biologicals S.A., Pukang Biological Co., Ltd., Changhun Institute of Biological Products and Kunming Institute of Biological Product as our major competitors. With respect to the hepatitis A and B vaccines, we consider GlaxoSmithKline Biologicals S.A. as our significant competitor. Finally, with respect to the influenza vaccines, we consider Sanofi Pasteur S.A. our major international competitor and Hualan Biological Engineering Inc., Hangzhou Tianyuan Biological Products Co., Ltd., Shanghai Institute of Biological Products, Changchun Changsheng Life Sciences Ltd and Aleph Biological Co., Ltd. (Dalian Yalifeng) as our major domestic competitors.

We believe we enjoy a number of advantages over our PRC domestic and multinational competitors. Generally, we believe that the principal competitive factors in the markets for our products and product candidates include:

•	vaccine development capability;
•	safety and efficacy profile;
•	product price;

•	ease of application;
•	length of time to receive regulatory approval;
•	product supply;
•	enforceability of patent and other proprietary rights;
•	marketing and sales capability; and
•	post sales service.

Intellectual Property and Proprietary Technology

Protection of our intellectual property and proprietary technology is very important for our business. We rely primarily on a combination of trademark, patent and trade secret protection laws in China and other jurisdictions, as well as employee and third-party confidentiality agreements to safeguard our intellectual property, know-how and our brand. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

We have no patent protection for our hepatitis or influenza vaccines. We have three issued patents and a number of pending patent applications relating to our pipeline products in the PRC.

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

We maintain fifteen registered trademarks in China, including Sinovac, Healive and its Chinese name, Bilive and its Chinese name, Anflu, Panflu and its Chinese name and our logo. We have registered “Sinovac” trademark in Canada, Columbia, India, Korea, Malaysia, Thailand and the United States respectively and we have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom, Germany, etc. We currently use “” (Kexing) as part of Sinovac Beijing’s Chinese trade name in China and we also intend to use “” (Kexing) as part of the Chinese trade name of Sinovac Dalian. Shenzhen Kexing, owns the registered “” trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. We have entered into a trademark license agreement with Shenzhen Kexing, under which Shenzhen Kexing grants us a royalty-free non-exclusive license to use the trademark on our vaccine products until August 20, 2011. We are not expressly licensed under this license agreement to use the “” trademark as our trade name. In addition, the trademark license agreement terminates automatically if Mr. Weidong Yin is no longer in the key management position at Sinovac Beijing. In the event that Mr. Weidong

Yin is no longer in the key management position at Sinovac Beijing, we would be unable to use the “” trademark on our vaccine products in China. In addition, if Shenzhen Kexing makes a successful claim that our trade name infringes on the “” trademark, we would be unable to use the “” trademark as part of our trade name. However, we have registered the “” as the trademark in China for Class 42 (Scientific & Technological Services & Research) on January 20, 2010, which would protect our interest in the “” as part of our trade name. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

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

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB156 million ($23.6 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We do not currently carry product liability insurance for Healive, Bilive, Anflu, Panflu or Panflu.1. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trails of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. In 2010, we generated $440,000 from exporting our products; however, we do not currently carry product liability insurance for international market sales. See “ITEM 3. Key Information – D. Risk factors—Risks related to our company—We could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

Regulatory Framework of the Pharmaceutical Industry in the PRC

The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the SFDA regulates and supervises biopharmaceutical products under the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law, the Administration of Registration of Pharmaceuticals Procedures, and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our biopharmaceutical production is subject to the requirements on the manufacture and sale of pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical trial, declaration, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Under the relevant laws and regulations, our vaccine products are not officially approved for sale in the market until both the product and the production of the product have been approved:

Pre-clinical Laboratory Studies and Animal Studies.  Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals, or GLP. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines and, in the case of SARS, the Technical Requirements on Pre-clinical Studies of Inactivated Vaccines against SARS promulgated by the SFDA that strictly control the registration, procurement, manipulation and tests of SARS strains. We must submit the results of the pre-clinical studies, together with manufacturing information, analytical data and the sample of product candidate to the provincial SFDA as part of an investigational new drug application, or IND, which must be approved before we may commence human clinical trials. We cannot assure that submission of an IND will result in the SFDA allowing human clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such human clinical trials.

Human Clinical Trials.  Clinical trials involve the administration of the product candidate to healthy volunteers or vaccinees under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase II usually involves studies in a limited vaccinee population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions and to determine dosage tolerance, appropriate dosage and to identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded vaccinee population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals, or GCP. With respect to vaccines, we also have to comply with the SFDA’s Requirements on Application for Clinical Trial of New Preventive Biological Products. The sample vaccine products must be tested by the NIFDC before they may be used in the clinical trials. We or the SFDA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

After three phases of human clinical trials, we will submit to the provincial level SFDA a report containing the results of the pre-clinical and clinical studies, together with other detailed information, including information on the manufacture and composition of the product candidate, to apply for a new drug certificate. For vaccines, we have to comply with the SFDA’s Guidelines for Clinical Trial Report on Vaccines. In the meantime, we will submit raw materials of the product candidate to the NIFDC.

New Drug Certificate.  The provincial level SFDA will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the provincial level SFDA will, within five days, conduct an on-site examination on the circumstances of our clinical trials and relevant original materials. Then the provincial level SFDA will submit its opinion, together with our application materials, to the Centers for Drug Evaluation. If the Center for Drug Evaluation is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified. The Center for Drug Certification will conduct an on-site inspection on our production procedures within thirty days after receipt of our application and take samples from three batches of our products, and a medicine testing institute will test the selected samples and later submit its testing reports to the Center for Drug Evaluation. The Center for Drug Certification shall submit the on-site production inspection report to within ten days after completion of the on-site inspection. The Center for Drug Evaluation will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to the SFDA. The SFDA will decide whether or not to issue a new drug certificate to us. We consider obtaining the new drug certificate for our product candidates a significant milestone in our business.

Production Permit.  Simultaneously with the application of new drug certificate, we also apply to the provincial level SFDA for a production license to manufacture the new drug to be approved by the SFDA. The production license application will be examined with similar two-stage procedure as for the new drug certificate, first by the provincial level SFDA followed by the SFDA. After the provincial level SFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level SFDA will transfer the file to the SFDA. When the SFDA decides to issue the new drug certificate, it will further examine whether the applicant holds a License for Pharmaceutical Production and whether the applicant has proper production facilities. With the criteria met, the SFDA will issue the production permit together with the new drug certificate. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the effective standards and regulations.

Under certain circumstances, for instance, where drugs are developed to cure a disease without effective therapeutic methods, the SFDA provides a special proceeding for its review of the new drug certificate application and production permit application relating to such drugs.

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

GMP Certificate.  After receiving a new drug certificate and production permit, we will further need to submit to the SFDA an application for a Good Manufacturing Practice Certificate, or GMP Certificate. A GMP Certificate is used to approve the quality system, including Quality Assurance, or QA, and Quality Control, or QC, management, production management, material and product, qualification and validation, facility and equipment, etc. The SFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate should be approved or rejected within six months from the application date.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP certificate.

Batch Approval.  Our vaccine products cannot be distributed in the market before they obtain the batch approval. We need to apply for batch release approval by the NIFDC. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The testing institute will review the documents and test the samples and issue a batch approval within approximately two months, if our manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the SFDA. With the batch approval, we may distribute the approved batch of vaccines to the market.

Regulatory Framework of the Animal Vaccine Products in the PRC

The testing, approval, manufacturing, labeling, advertising and marketing, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the Ministry of Agriculture, or the MOA, regulates and supervises veterinary biopharmaceutical products under the Chinese veterinary pharmacopoeia, the Regulations on Veterinary Drug Administration, the Method of Registration of Veterinary Drug and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our biopharmaceutical production is subject to the requirements on the manufacture and sale of Veterinary pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical testing, declaration, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Under the relevant laws and regulations, our veterinary vaccine products are not officially approved for sale in the market until both the product and the production of the product have been approved:

Pre-clinical Tests.  Pre-clinical tests include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical tests must be conducted in compliance with the Method of New Veterinary Drug Registration. With respect to vaccines, the pre-clinical tests should also comply with the Announcement No. 442 and No. 683 of the MOA.We must submit the results of the pre-clinical tests, together with manufacturing information, analytical data to the MOA as part of an investigational new drug application, which must be approved before we may commence clinical studies. We cannot assure that submission of an investigational new drug application will result in the MOA allowing animal clinical studies to begin, or that, once studies begin, issues will not arise that result in the suspension or termination of such animal clinical studies.

Clinical Studies.  Clinical studies involve the administration of the product candidate to the target species under the supervision of the veterinary administration department, who are generally veterinarians or an independent third party not employed by us or under our control. Clinical studies typically are conducted in one phase. Clinical studies generally further evaluate clinical efficacy and test further for safety within an expanded animal population. Clinical studies have to be conducted in compliance with the Good Clinical Practice in the Guidance for Industry VICH GL9. We or the MOA may suspend clinical studies at any time on various grounds, including a finding that animals are being exposed to an unacceptable health risk. Assurance about the integrity of the clinical study data, and that due regard has been given to animal welfare and protection of the personnel involved in the study, the environment and the human and animal food chains.

After clinical studies, we will submit a report containing the results of the pre-clinical and clinical studies to the MOA, together with other detailed information, including information on the manufacture and composition of the product candidate, to apply for a new veterinary drug certificate. For vaccines, we have to comply with the Announcement No. 442 and No. 683 of the MOA.

New Veterinary Drug Certificate.  The Center for Veterinary Drug Evaluation of the MOA will conduct a formal examination of our application for a new veterinary drug certificate. Once it decides to accept our application based upon such formal examination, it will notify us within 10 working days and a group of experts will conduct a preliminary examination on our materials. The Center for Veterinary Drug Evaluation will distribute its opinion to the applicant, and the applicant will supplement the materials and tests according to the opinion. The applicant will then submit a supplemental application to the Center for Veterinary Drug Evaluation. The Center for Veterinary Drug Evaluation’s experts will reexamine on the supplemental application. If the Center for Veterinary Drug Evaluation is satisfied with our materials, it will ask for samples from three batches of our products and they will inspect the selected samples and later submit its inspection reports to the MOA. The Center for Veterinary Drug Evaluation will form a comprehensive opinion based upon the technical examination and evaluation opinion, and the inspection results of the samples, and submit its opinion and relevant materials to the MOA. The MOA will decide whether or not to issue a new veterinary drug certificate to us. We consider obtaining the new veterinary drug certificate for our product candidates a significant milestone in our business.

GMP Certificate.  After conducting the workshop, we will need to submit an application for a Good Manufacturing Practice Certificate, or GMP Certificate to the MOA. A GMP Certificate is used to approve the manufacturing equipment, process and workshop used in producing a particular drug. The MOA has issued GMP standards for veterinary pharmaceutical manufacturers to minimize the risks arising out of the production process of veterinary drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate will be examined through a two-stage procedure. The first stage is the static examination and the second stage is the dynamic examination. In the first stage, the MOA will conduct an examination in the static circumstance and will give us a notice to applying for the dynamic examination if they accept our static examination. After that, we will apply for the dynamic examination and if successful, the MOA will issue us a GMP certificate.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

Production License.  After receiving the GMP certificate, we can apply to the MOA for a production license to manufacture the new veterinary drug. The MOA will issue the production license certificate to us within 40 working days. The production license is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the then effective standards and regulations.

Product Permission Number.  After receiving the production license we can apply to MOA for a product permission number to manufacture the new drug. We should offer our GMP certificate, the production license certificate and the new veterinary drug certificate. The MOA will decide whether or not to issue the product permission number to us within 20 working days.

We cannot commence the manufacturing of a new drug unless and until we have obtained a valid new drug certificate, GMP certificate, production license and product permission number.

Under certain circumstances, for instance, where drugs are developed to cure a disease without effective therapeutic methods, the MOA provides for a special proceeding for its review of the new veterinary drug certificate application and production permit application relating to such drugs.

The MOA will specify a monitoring period ranging from three to five years when approving the first production permit for most new drugs. During this monitoring period, the MOA will not accept any new application for approval of the same drug involved. However, if a third party has filed an application for the same drug and obtained the clinical trial permit before the monitoring period commences, the third party may still obtain a new drug certificate and production permit for the same drug.

We can directly apply for product permission number of pharmaceutical products for which there are published state pharmaceutical standards.

Batch Approval.  Our vaccine products cannot be distributed in the market before they are approved for sale by China Institute of Veterinary Drug Control. We have to apply for examination or inspection, or both examination and inspection, of each batch of our products by the China Institute of Veterinary Drug Control. For each batch of products, we will provide China Institute of Veterinary Drug Control with samples together with manufacturing records, internal inspection records and other quality control documents. The China Institute of Veterinary Drug Control will review the documents and/or inspect the samples and issue a batch approval within approximately three months if our manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the MOA. With the batch approval, we may distribute the approved batch of vaccines to the market.

C. Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries as of the date of this report.

*	Dalian Jingang Group Co., Ltd. owns the remaining 45% equity interest in Sinovac Dalian.
**	SinoBioway Group Co., Ltd., an affiliate of Peking University, owns the remaining 28.44% equity interest in Sinovac Beijing.
***	The former name is Beijing Sinovac Biological Technology Co., Ltd.
C. Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Beijing in a 48,900 square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. We own the above-described 48,900-square-foot facility in Beijing.

In August 2004, we signed two 20-year leases with SinoBioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and research and development center in these buildings. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling and packaging facilities are located in this building. In September, 2010, we entered an agreement with

SinoBioway, under which we lease a space of 6,778.52 square feet. The lease term is five years and we used it for our research and development function. SinoBioway has yet to obtain building ownership certificates for the three buildings. Under the three leases, SinoBioway agreed to hold us harmless and indemnify us for any damages or losses we may suffer as a result of its failure to obtain building ownership certificates.

We have two production lines and one filling and packaging line located in the Peking University Biological Park. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately ten million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately eight million to ten million doses of Anflu, or the equivalent of 30 million doses of Panflu or 40 million doses of Panflu.1. Our filling and packaging line is used for all products we manufacture with an annual capacity of 30 million doses.

Our approximately 40,000-square-foot Tangshan Yian facility in Tangshan, Hebei province, where research and pilot production for vaccine candidates are carried out, houses a cell culturing workshop, a pilot trial production workshop and a reagents manufacture workshop. In Tangshan, we obtained a state-owned land use certificate of a parcel of granted land with an area of approximately 214,200 square feet, 21,700 square feet of which are occupied by cottages of others. Tangshan Yian entered into an agreement with the local government in Tangshan, pursuant to which Tangshan Yian will not pay for or use the above approximately 21,700 square feet of the occupied land until the cottages are removed by the government. This situation has no impact on Tangshan Yian’s use of the other part of the land. Tangshan Yian owns the facilities built thereon.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million ($18.7 million). We have paid the initial payment of RMB70.1 million ($10.6 million) and will pay the balance of the purchase price in four installments before December 31, 2012. Under this agreement, we acquired five existing buildings with a total built-out area of 32,322.66 square meters (approximately 347,900 square feet) on 29,021.61 square meters (approximately 312,400 square feet) of land, located in Changping District, Beijing. The site was previously used to manufacture medicinal products. We plan to set up a new filling and packaging line with WHO GMP standard, the production line for EV71 vaccine, and other supporting infrastructures. We completed construction of the cold storage facility, which was put into use by year-end. The concept design for the new filling and packaging line has been completed and currently the construction drawings are being revised. We will finance acquisition and construction of this site through short-term and long-term borrowings, proceeds from our public offering and cash generated from operations.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which will focus on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use. We plan to manufacture live attenuated vaccines and vero cell cultured vaccines at the production facilities of Sinovac Dalian. Pursuant to the joint venture agreement, we have made an initial cash contribution of RMB60 million ($9.1 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group has made an asset contribution of RMB140 million ($21.2 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. We have also entered into an agreement with Dalian Jin Gang Group, under which we have agreed, subject to the approval of the PRC government, to increase our shareholding in Sinovac Dalian to 55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for a consideration of RMB50 million ($7.6 million) on or before December 31, 2010. The transaction was completed before December 31, 2010. We have increased our shareholding in Sinovac Dalian to 55% and Dalian Jingang holds 45%. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685.60 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “ITEM 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of market leading products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals in China for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval in China for the production in China of our whole viron pandemic H5N1 influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the SFDA approval to commence the human clinical trials of a vaccine for EV71 (hand, foot and mouth disease) on December 23, 2010. In March 2011, we announced that the preliminary Phase I results for the EV71 vaccine in adults showed a good safety profile and preliminary immunogenicity profile. We also filed an application to commence the human clinical trials for our 13-valent pneumococcal conjugate vaccine to the SFDA. We received the human clinical trial approval for our Japanese Encephalitis vaccine in April 2010. Our product pipeline also includes human vaccines for haemophilus influenzae type b, meningitis, rabies, chickenpox, mumps and rubella that have completed or are in pre-clinical development, and a vaccine for SARS virus that has completed a Phase I clinical trial.

In May 2002, we obtained the final PRC regulatory approval for the production of Healive. We sold approximately 6.9 million, 5.8 million and 2.6 million doses of Healive in 2008, 2009 and 2010, respectively. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 810,000 doses of Bilive in 2010, compared to 946,000 in 2009, and 255,000 doses in 2008. In October 2005, we received the final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold approximately 2.5 million doses of Anflu in 2010, compared to 5.1 million doses in 2009, and 1.46 million doses in 2008. In April 2008, we received the government approval for production of our Panflu, a whole viron vaccine against the H5N1 strain of pandemic influenza virus. We have received a production assignment from the PRC government to begin production of Panflu. We received a new order to replace the previously ordered products that were granted to us in October 2010. In September 2009, we were granted a production license for Panflu.1 by the SFDA. We started to sell Panflu in August 2009 and recognized the revenue from approximately 20,000 and 730,000 doses of Panflu in 2009 and 2010, respectively. We started to sell Panflu.1 in September 2009 and recognized the revenue from approximately 9.9 million and 2.28 million doses of Panflu.1 in 2009 and 2010, respectively. Sales of Panflu and Panflu.1 represented 7.2% and 21.5%, respectively, of total revenue in 2010, compared with 0.1% and 35.3%, respectively, in 2009. Panflu and Panflu.1 were all sold to the PRC government. Our sales of Panflu and Panflu.1 are dependent on government purchases. Loss of such government purchases would have a material adverse effect on our total sales.

Our proprietary rights

Healive was co-developed by Tangshan Yian and the NIFDC. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, the NIFDC, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owns the right to market and sell Healive, and that Sinovac Beijing was required to pay the NIFDC approximately $1 million for the

Healive technology consulting fee that Tangshan had not paid by that time. We obtained Healive’s new drug certificate from the SFDA in December 1999, the production license in May 2002, and final PRC regulatory approval for production of Healive in May 2002. Production of Healive commenced in July 2002.

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,116. Beijing Keding is owned by Dr. Weidong Yin and three other senior officers of Sinovac Beijing. We received the production license for Bilive from the SFDA in January 2005. In June 2005, we obtained the final PRC regulatory approval for production of Bilive. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received the final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered an agreement with the National Institute for Biological Standards and Controls, or NIBSC, an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes.

In 2006, Sinovac Beijing and MedImmune LLC, a US based pharmaceutical company which owned the technology applied in developing the H5N1 virus strain subsequently started to negotiate the patent terms on the protected technology applied to H5N1 vaccines production. The two parties did not reach preliminary agreeable terms until March 2010.

In April 2008 Sinovac Beijing received a production license for H5N1 from the Chinese government and started to produce H5N1 vaccines for the government stockpiling program in June 2008. However, Sinovac Beijing did not record or disclose the patent payment liability because we could not reasonably estimate the patent payment range based on the negotiation results.

By the end of 2010, Sinovac agreed in principle with MedImmune on the payment fees. Sinovac Beijing recorded the patent payment as an intangible asset at $1.19 million, and then amortized it with the estimated useful life of the patent, 20 years. Besides the patent terms, Sinovac also recorded a royalty payment of 9.5% on the net sales of its H5N1 vaccines. In 2010, the amortization of the H5N1 license recorded was $149,000 and the royalty payment recorded in the cost of goods sold for recognizing H5N1 vaccine revenue was $216,000.

Amortization expense for these proprietary rights including the H5N1 payment was $390,949, $397,878 and $546,623 in 2008, 2009 and 2010, respectively.

Research and Development Programs

Due to the risks inherent in the clinical trial process and the early stage of development of our products, we did not track our internal research and development costs for each of our research and development programs. We use our research and development resources, including employees and our technology, across multiple product development programs. As a result, we cannot state precisely the costs incurred for each of our research and development programs or our clinical and pre-clinical product candidates. However, the table below presents our best estimate of our total research and development costs allocable to our leading research and development programs for the periods indicated. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll related expenses and other overhead costs based on estimated usage by each program.

	Years ended December 31,
	2008	2009	2010
	(in thousands)
Research and development programs
Panflu	$1,317	$287	$87
Panflu.1	—	977	—
EV71 vaccine	436	404	769
EV71 polit production	—	—	1,987
Pneumococcal conjugate vaccine	—	669	1,161
Haemophilus influenzae type b vaccine	—	167	156
Meningitis vaccine	—	82	117
Japanese encephalitis vaccine	350	63	48
Rabies for humans	276	365	903
Rabies for animal	251	263	508
SARS vaccine	48	—	—
Mumps Vaccine	—	—	1,019
Universal pandemic influenza	—	900	796
Others	399	480	1,087
Total	$3,077	$4,657	$8,638

R&D Project Status

Projects	Cost Incurred	Current Status	Estimated Completion Date	Estimated Completion Cost	Funding
	(in thousands)			(in thousands)
EV 71 Vaccine	$2,756	In the Phase I clinical trial	December 2013	$6,700	Raised Fund
Pneumococcal Polysaccharides Vaccine (23 and 24 valent)	$581	Complete preclinical research	December 2015	$6,800	Raised Fund
Pneumococcal Conjugate Vaccine (13-valent)	$580	Complete preclinical research	December 2015	$6,800	Raised Fund
Meningitis Vaccine	$117	In the preclinical stage	December 2015	$3,300	Raised Fund
HIB Vaccine	$156	In the preclinical stage	December 2015	$2,500	Raised Fund

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

We identified the EV71 vaccine which fights hand foot and mouth diseases as our most important pipeline product. As of December 31, 2010, we have completed the pre-clinical research and commenced Phase I clinical trial. The Phase I clinical trial is expected to be completed by July 2011, with 170 volunteers, including adults, children and infants. The expenses of Phase I clinical trial is estimated about RMB 2.5 million ($378,788). Phase II clinical trial is expected to occur between June 2011 and October 2011, with estimated expenses of RMB9 million ($1.4 million) and 500 volunteers. We plan to conduct the phase III clinical trials from November 2011 to December 2011. The Phase III clinical trials will have 10,000 to 15,000 volunteers with estimated expenses of RMB32.5 million ($4.9 million). We started the epidemiology study in September 2010 and plan to complete the study in December 2012, with a budget of RMB1.2 million ($181,818).

The risks associated with the EV71 clinical trials are the uncertainties of the pandemic situation which could affect the evaluation the immunogenicity of the vaccine. The Phase III clinical trial is to study the protective effect of the vaccine which could be delayed if the hand foot and mouth disease is no longer a threat in China.

We expect to obtain the new drug certificate for the EV71 vaccine and launch to the market in the year of 2013. However, the risks and uncertainties of this pipeline product are identified by the following:

(1)	The technology used to produce the vaccine developed in the research and development stage will not meet the mass production requirements, therefore affecting the quality of the vaccine.
(2)	The quality standard of the vaccine might be changed by the regulator.
(3)	We might fail the clinical trials.
(4)	The market demand for the vaccine will be diminished due to the reduced threat of hand, foot and mouth diseases.

Government Grants

The PRC government has provided grants to us which are accounted for as income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government funding in the amount of $380,000, $1.3 million and $370,000 for 2008, 2009 and 2010, respectively. In 2010, we recognized $150,000 in income from the government grant for rabies vaccine research and $266,000 for expansion of our pandemic influenza production capacity. We recognized government research grant income of $310,022, $251,436 and $43,278 in 2008, 2009 and 2010, respectively.

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

When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed, determinable, delivery has occurred and there is a reasonable assurance of collecting the sales proceeds. We generally obtain purchase authorizations from our customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. We provide our customers with a limited right of return. For Healive, Bilive and Anflu, our customers are allowed to return the products within a specified period before expiration of their shelf lives, subject to our approval. For Panflu and Panflu.1, our customers do not have a right of return and we generally do not accept returned products. We accrue product return provision for Anflu in the periods when sales of Anflu are recorded and adjusts its estimation at the end of the year based on actual sales returns because the returned products are only accepted by the end of the flu season and the returned products are known prior to issuance of the financial statements. Our product return provisions for Healive and Bilive are estimated based on historical return and exchange levels, external data with respect to inventory levels in the distribution channel and remaining shelf lives of our products at the date of sale. Our reserves for product returns are $1.1 million, $978,286 and $5.7 million for 2008, 2009 and 2010, respectively.

Deferred revenue is generally related to government stockpiling programs and advances received from customers. We obtain purchase authorizations from our customers for a specified amount of products at a specified price and revenue is recognized when the customer takes delivery of the products. If the products expire prior to delivery, the portion of deferred revenue relating to these expired products is recognized as revenue once the products have expired and passed government inspection.

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are part of selling expenses in the consolidated statements of operations. In 2010, $1.1 million related to shipping and handling costs was included in selling expenses in the accompanying consolidated statements of income, compared to $1.4 million in 2009 and $935,457 in 2008.

Since the Chinese vaccine market has been changing rapidly due to government policies in the past years, we have also considered the overall market situation, in addition to historic returns, before we arrived at the estimate appropriate at the end of this fiscal year. In 2009, our hepatitis vaccines sales return provision was estimated at 4% of sales to the private market but the actual return was 10% in 2010. In the 2010 year, after considering the historical returns and external market situation, we adjusted our estimate of sales return provision to 16% of sales to the private market. We believe our estimate more closely reflected the market situation.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2010 was $4.2 million, compared to $2.2 million as of December 31, 2009. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Provision

We write off all the unsold seasonal influenza vaccines at the end of the fiscal year. In addition, we estimate an inventory provision for the existing products in the warehouse after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiring date of Healive and Bilive inventory. The inventory provision in 2008, 2009 and 2010 was $962,772, $593,451 and $6.8 million, respectively. The increase of inventory provision is based on a review of our inventory expiration dates at year-end and estimated sales of 2011.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses and permits, over an estimated 10-year or 20-year useful life. The estimated life of intangible assets is inevitably subjective, however, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2009 and 2010, we found no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2010:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9/18 years	10/20 years	11/22 years
Amortization expense	$571,363	$546,623	$467,479
Loss for the year	$8,532,084	$8,507,344	$8,428,200
Loss per share	$0.16	$0.16	$0.16

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

The following table summarizes the amortization expense for intangible assets, including license, permits and patent, allowing investors to draw inferences regarding the sensitivity of earnings to different allocation models.

	Cost	Amortization Expense in the Year Ended December 31, 2010
Asset
Inactivated hepatitis A	$3,195,295	$356,342
Combined Inactivated hepatitis A and B	$459,475	$45,193
H5N1 patent	$1,190,000	$145,088
Total	$4,844,770	$546,623

The cost of the influenza virus vaccine was written off as in-process research and development expenses at the date of acquisition.

Leases

In 2004, we entered into two operating lease agreements with SinoBioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling approximately RMB1.4 million ($206,335). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increased from RMB 452,600 ($66,768) to approximately RMB1.4 million ($200,304) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of approximately RMB 2.0 million ($301,425). The lease commenced in June 2007 and has a term of 20 years.

In September, 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac Biological’s business on research and development for an annual lease payment of RMB 804,493 ($118,680). The lease commenced on September 30, 2010 and has a term of five years. The lease payment included in current and long-term prepaid expenses and deposits was $653,888 as of December 31, 2010, compared to $201,590 as of December 31, 2009.

Income tax valuation allowance

In 2010, we recorded a $3.19 million deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. Our ability to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not. If our evaluation of the circumstances is not correct, we will have to record a charge to operations with respect to any over-accrual of the benefit.

Key Performance Indicator

Since the vaccine market in China is a fragment market in China, we did not use any industry trend or indicator as our key performance indicator. Alternatively, we develop internal sales and revenue target as our key performance indicator. As we revised our performance indicator, we communicated the changes through our press releases throughout the year.

Recently Adopted Accounting Standards

Effective January 1, 2010, we adopted Accounting Standards Update, or ASU, 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity, or VIE, and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The adoption of this standard did not have an impact on our consolidated balance sheets, consolidated statements of income (loss) and comprehensive income, consolidated statements of changes in equity or consolidated statements of cash flows.

Effective January 1, 2010, we adopted guidance provided by amendments to Accounting Standards Codification, or ASC, 855, Subsequent Events (ASU 2010-09), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. We have evaluated all subsequent events through the date of issuance of its financial statements. The adoption of ASC 855 did not affect our consolidated financial statements.

Effective January 1, 2010, we adopted ASU 2010-06, which amends ASC 820, Fair Value Measurements and Disclosures, to require a number of additional disclosures regarding fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the amendments clarify certain existing disclosure requirements related to the level at which fair value disclosures should be disaggregated and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The adoption of this standard did not have an impact on our consolidated balance sheets, consolidated statements of income (loss) and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows. As of December 31, 2009 and December 31, 2010, we did not have any Level 3 financial assets. As of December 31, 2009 and December 31, 2010, our Level 2 financial assets were short-term investments measured at fair value. As of December 31, 2009 and December 31, 2010, we did not have financial liabilities measured at fair value on a recurring basis.

In July 2010, the Financial Accounting Standards Board, or FASB, issued ASU 2010-20, which amends ASC 310, Receivables, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The amendments require a company to provide more information in its disclosure about the credit quality of its financing receivables and the related allowance for credit losses. The amendments that require disclosure as of the end of a reporting period are effective for the periods ending on or after December 15, 2010. Except for the expanded disclosure requirements, we do not expect that the adoption of this ASU will have a material effect on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In October 2009, the FASB, issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices. The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements. The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application. Accordingly, we are required to adopt this guidance beginning January 1, 2011. We do not expect that the adoption of this guidance will have a material effect on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, which amends ASC 718 Compensation — Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments are effective for the fiscal year beginning on or after December 15, 2010, with early adoption permitted. Accordingly, we are required to adopt this guidance beginning January 1, 2011. We do not expect that the adoption of this guidance will have a material effect on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, which amends ASC 605, Revenue Recognition, Milestone Method of Revenue Recognition. The amendments provide guidance on defining a milestone under ASC 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments are effective for the fiscal year beginning on or after June 15, 2010, with early adoption permitted. Accordingly, we are required to adopt this guidance beginning January 1, 2011. We do not expect that the adoption of this guidance will have a material effect on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, which amends ASC 805, Business Combinations, Disclosure of Supplementary Pro Forma Information for Business Combinations. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2010, and should be applied prospectively. Accordingly, we are required to adopt this guidance beginning January 1, 2011. We are currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
	2008		2009		2010
	(in thousands, except for percentages)
Statement of income data
Sales	$46,497	100.0%	$84,197	100.0%	$33,401	100.0%
Cost of sales(1)	9,936	21.4%	20,063	23.8%	16,719	50.1%
Gross profit	36,561	78.6%	64,134	76.2%	16,682	49.9%
Operating expenses:
Selling, general and administrative expenses(2)	17,313	37.2%	18,165	21.6%	18,755	56.2%
Provision for doubtful accounts	24	0.1%	18	0.02%	1,921	5.8%
Research and development expenses	2,767	6.0%	4,406	5.2%	8,638	24.4%
Depreciation of property, plant and equipment and amortization of licenses and permits	750	1.6%	693	0.8%	1,411	4.0%
Government grants	(80)	(0.2%)	(1,296)	(1.5%)	(1,924)	(5.7%)
Total operating expenses	20,744	44.7%	21,986	26.2%	28,801	86.3%
Operating income (loss)	15,787	33.9%	42,148	50.0%	(12,119)	(36.2)%
Interest and financing expenses	(702)	(1.5)%	(534)	(0.6)%	(1,178)	(3.5)%
Interest income	179	0.4%	143	0.2%	1,133	3.5%
Other income (expenses)	32	(0.0)%	(34)	0.0%	96	0.3%
Loss on disposal and write down of equipment	(126)	(0.3)%	(169)	(0.2)%	(1,237)	(3.7)%
Income (loss) before income taxes and non-controlling interest	15,170	32.6%	41,554	49.4%	(13,305)	(39.8)%
Income tax (expenses) recovery	(2,954)	(6.4)%	(11,141)	(13.2)%	704	2.1%
Consolidated net income (loss) for the period	12,216	26.2%	30,413	36.1%	(12,601)	(37.7)%
Less: income (loss) attributable to non-controlling interests	4,206	(9.0)%	10,455	(12.4)%	(4,094)	(12.3)%
Net income (loss) attributable to the stockholders	$8,010	17.2%	$19,958	23.7%	(8,507)	(25.5)%

(1)	Excludes depreciation of land-use rights and amortization of licenses and permits of $411,573, $418,867 and $546,623 for 2008, 2009 and 2010, respectively.

(2)	Includes stock-based compensation expense of $66,542, $422,860 and $459,901 in 2008, 2009 and 2010, respectively.

Sales

Revenues from sales represent: 1) the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “ITEM 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds. 2) The value of goods produced for government stockpiling program. We recognize revenue when the products have expired and passed inspection by government or are delivered per government instruction.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and vaccines, and our ability to maintain prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and vaccinees is influenced by the performance and pricing of our products.

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Since hepatitis A vaccines was included into government sponsored expended immunization program in 2007, we have actively participated in the tender and bidding organized by various provincial CDCs. We enter into sales agreements with the CDCs when we win the bid.

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. In the government paid market, we priced our Healive in reference to the price guidance set up by the government and adjusted the price from time to time in order to win the bid. We priced Anflu competitively to offer attractive economic returns to CDCs. The prices of our products are significantly lower than those of foreign imports. Panflu and Panflu.1 pricing were determined on a cost plus basis in consultation with the government.

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

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2008, 2009 and 2010 amounted to $9.9 million, $20.1 million and $16.7 million, respectively. We produce our own products and conduct the final product packaging in-house.

As we source a significant portion of our components and raw materials in China, we currently have a relatively low cost base compared to vaccines manufacturers in more developed countries. We expect the costs of components and raw materials in China will increase in the future as a result of further economic development and inflation in China. In addition, our focus on new generations and applications of our products may require higher cost components and raw materials. We plan to offset increases in our cost of raw materials and components through more efficient product designs and product assembly enhancements as well as through savings due to economies of scale.

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially Bilive and Anflu. We expect the sales and marketing expenses to promote Healive will increase in 2011 as we will reorganize our Healive sales team in the private market.

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

We expense both internal and external research and development costs as incurred, other than those capital expenditures that have alternative future uses, such as the build-out of our plant. We expect our research and development costs will continue to be substantial and that they will increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into pre-clinical and clinical trials.

Taxes and incentives

Under the current laws of Antigua, we are not subject to tax on our income or capital gains. In addition, no Antigua withholding tax will be imposed on payments of dividends by us to our shareholders. Sinovac was incorporated in Antigua and Barbuda and has historically been involved in a number of business combinations and significant financing. As a result, Sinovac could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

Substantially all of our sales are conducted in the PRC. Under PRC law, Sinovac Beijing and Tangshan Yian are both subject to EIT and VAT. Sinovac Beijing is classified as a HNTE. As such, it was subject to a reduced EIT rate of 15% in 2008, 2009 and 2010, compared to a statutory rate of 25% for most companies in China. Sinovac Beijing’s HNTE status is subject to reconfirmation. Because the reconfirmation process has not completed yet, according to the Notice No. 4 (2011) of the State Administration of Taxation, the income tax rate of 15% is still applicable during the transition period. For the three fiscal years ended December 31, 2008, 2009 and 2010, Sinovac Beijing incurred income tax expenses of $3.4 million, $9.8 million and $1.0 million, respectively. VAT is charged based on the selling price of our products at a rate of 6%. Tangshan Yian was subject to an EIT rate of 25% in 2008, 2009 and 2010. The statutory rate of 25% applies to Sinovac R&D and Sinovac Dalian until they obtain the HNTE certificates.

In addition, the New EIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the implementation rules of the New EIT Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of our management are located in the PRC, we may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on our worldwide income, although the dividends that we receive from our PRC subsidiaries would be exempt from PRC withholding tax if we are recognized as a PRC tax resident.

Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong are subject to withholding tax at a rate of 5%, or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from its PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. As of December 31, 2010, the withholding tax on undistributed earnings of Sinovac Beijing is $1.0 million based on 5%, compared with $1.4 million as of December 31, 2009. The withholding tax rate and amount are subject to the approval of the PRC tax authorities.

Year ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales.  Sales decreased 60.3% to $33.4 million in 2010 from $84.2 million in 2009. Our sales in 2010 are comprised of sales of Healive, Bilive, Anflu, Panflu and Panflu.1. We generated $12.5 million and $33.0 million in sales of Healive in 2010 and 2009, respectively. We generated $3.6 million and $6.2 million in sales of Bilive in 2010 and 2009, respectively. We generated $7.6 million and $15.2 million in sales of Anflu in 2010 and 2009, respectively. We generated $2.4 million and $64,000 in sales of Panflu in 2010 and 2009. We also generated $7.2 million and $29.7 million Panflu.1 in 2010 and 2009, respectively. The total number of doses sold decreased from 22.3 million in 2009 to 9.0 million in 2010. Revenue decrease in 2010 was mainly attributed to the following factors:

(1)	Unfavorable business environment.
(2)	Hepatitis vaccine market shifted faster than we expected from private market to the public market. Our hepatitis products are not currently preferred by a majority of provincial CDCs due to the fact that our hepatitis A product needs two doses to complete the immunization process compared to one dose of live attenuated hepatitis products.

We did not make any one time sales to government in 2010 compared to $12.1 million of Healive sold to Chinese Ministry of Health to help with the disease control and prevention in flooding areas in 2009.

The seasonal flu vaccine market competition was fiercer than ever. The total released seasonal flu vaccines by NIFDC increased to 48.1 million doses supplied by 13 manufactures compared to 32.6 million doses from 11 manufactures in 2009, but the demand of seasonal flu did not match the increased supply.

We sold around 2.28 million doses Panflu.1 in 2010 compared to 10.08 million doses in 2009.

Cost of Sales.  Cost of sales decreased 16.7% to $16.7 million in 2010 from $20.1 million in 2009. For Healive, cost of sales decreased 67.1% compared to a 62% decreases in sales, primarily due to there were 2. 83 million doses of Healive sold to the government including one time government purchase and to the public market in the EPI with a lower selling price, compared to 1.05 million doses in 2010. The decreased cost of sales were partially offset by (1) inventory provision of 508,000 doses in consideration of the product’s expiration dates and our sales forecast and (2) 16% sales return provision on current year sales based on the CDC’s inventory stocks. For Bilive, cost of sales increased 104.2% compared to a 41.4% decrease in sales, primarily due to (1) 16% sales return provision on 2010 sales based on the year-end inventory stocks with CDCs and (2) 604,000 doses of inventory provision according to the expiry dates of the products and our sales estimation for the year of 2011. For Anflu, cost of sales increased 115.8% compared to a sales decrease of 49.8%, primarily due to (1) inventory write-off of 3.95 million doses at the year end and (2) 30% return sale provision for Anflu sales. For Panflu, cost of sales increased 2,433.5% compared to a 3,625.6% increase in sales. The higher sales increase was due to 20,000 doses sold to local government with higher selling price which were partially offset by the royalty payment related to the H5N1 license in the amount of $216,000 recorded in 2010. For Panflu.1, cost of sales decreased 78.3% which is in line with the sale decrease of 75.9%.

Gross Profit.  Gross profit decreased 74.0% to $16.7 million in 2010 from $64.1 million in 2009. Gross profit margin was 76.2% and 50.0% for 2009 and 2010, respectively. Lower gross profit margin in 2010 is mainly because of $6.8 million in inventory write offs. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was at 75.7% and 48.3%for2009 and 2010, respectively. The inventory write down, including in the cost of sales, reduced the gross profit margin by 0.7% and 20.4% for 2009 and 2010, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 3.2% to $18.8 million in 2010 from $18.2 million in 2009. Our selling expenses decreased 12.1% in 2010 to $8.7 million from $9.9 million in 2009. The decrease in selling expenses was mainly due to decreased sales in the private market. Our general and administrative expenses increased 20.7% to $10.1 million in 2010 from $8.3 million in 2009 in line with our business expansion in Sinovac Beijing and Sinovac Dalian.

We recorded stock-based compensation of $459,901 in 2010 compared to $422,860 in 2009. We did not grant any stock options in 2010. In 2009, we granted 1,708,500 stock options to the directors, officers and certain employees at an exercise price of $1.60 per share. The stock options granted to our directors, officers and employees in 2009 had a weighted average estimated fair value of $1.2 million and $0.70 per share, respectively. We granted options with different vesting schedules. As a result, as of December 31, 2010, we had unrecognized compensation costs of $343,027. This unearned component will be recognized over a period of 15 months.

Research and Development Expenses.  Research and development expenses increased by 96.1% to $8.6 million from $4.4 million in 2009, primarily representing amounts spent in researching and developing vaccines for hand foot and mouth disease, pneumococcal conjugate vaccine, universal pandemic influenza, mumps and rabies in animals, net of government grants to fund these activities. The PRC government grants are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2010 and 2009, we received government research grants of $370,000 and $1.3 million, respectively. In 2010, we recognized government research grant income of $43,278 compared to $251,436 in 2009.

Interest and Financing Expenses.  Interest and financing expenses decreased by 120.4% to $1.2 million in 2010 from $534,455 in 2009, mainly resulting from a higher balance of bank loan throughout the year.

Income Taxes Expenses.  We had an income tax recovery of $704,000 in 2010, compared to an income tax expense of $9.9 million in 2009. As of December 31, 2010, we had deferred tax liability of $1.0 million for undistributed earnings of $20.4 million in Sinovac Beijing. In 2009 and 2010, Tangshan Yian had a net loss. Sinovac Dalian and Sinovac R&D also had losses in 2010.

Net Loss.  Net profit decreased to a net loss of $8.5 million in 2010 from a net income of $20 million in 2009.

Year ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales.  Sales increased 81.1% to $84.2 million in 2009 from $46.5 million in 2008. Our sales in 2009 comprised sales of Healive, Bilive, Anflu, Panflu and Panflu.1. We generated $33.0 million and $40.8 million in sales of Healive in 2009 and 2008, respectively. We generated $6.2 million and $1.7 million in sales of Bilive in 2009 and 2008, respectively. We generated $15.2 million and $4.1 million in sales of Anflu in 2009 and 2008, respectively. We also generated $64,318 and $29.7 million in sales of Panflu and Panflu.1 in 2009 and 2008, respectively. The total number of doses sold increased from 8.6 million in 2008 to 22.3 million in 2009. Revenue growth in 2009 was mainly attributed to (1) increased sales of Bilive in the private vaccine market in China, (2) increased sales of Anflu and (3) government purchases of Panflu.1 after outbreaks of influenza A H1N1, partially offset by the decreased sales of Healive due to insufficient capacity of CDCs to inject other vaccines after outbreaks of influenza A H1N1.

Cost of Sales.  Cost of sales increased 102% to $20.1 million in 2009 from $9.9 million in 2008. For Healive, cost of sales decreased 5.6% compared to a 19.0% decrease in sales, primarily due to different production mix sold in 2009 and 2008. In 2009, we sold less vial paged pediatric Healive which has higher profit margin than other Healive products. For Bilive, cost of sales increased 369.5% compared to a 275.7% increase in sales, primarily due to (1) the sales of newly developed vial packaged Bilive products which have lower profit margin and (2) a sales return provision for Bilive which will not be resold after they are returned. For Anflu, cost of sales increased 23.14% compared to a sales increase of 274.2%, primarily due to increased production scale of flu vaccines, influenza A H1N1 vaccine production in the same production line and very limited inventory write offs in 2009.

Gross Profit.  Gross profit increased 75.4% to $64.1 million in 2009 from $36.6 million in 2008. Gross profit margin was stable at 76.2% and 78.6% for 2009 and 2008, respectively. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was stable at 75.7% and 77.7% for 2009 and 2008, respectively.

Selling, General and Administrative Expenses.  SG&A include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased 4.5% to $18.2 million in 2009 from $17.5 million in 2008. Our selling expenses decreased 12.8% in 2009 to $9.9 million from $11.3 million in 2008. The decrease in selling expenses was mainly due to (1) less sales of Healive to private market which incurred less sales bonus and (2) less marketing activities and promotion campaign in the private market in 2009 because of the breakout of H1N1 in 2009. Our general and administrative expenses increased 37.7% to $8.4 million in 2009 from $6.1 million in 2008 in line with increased sales.

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

Research and Development Expenses.  Research and development expenses increased by 59.2% to $4.4 million in 2009 from $2.8 million in 2008, primarily representing amounts spent researching and developing vaccines for pandemic influenza, rabies in humans, Japanese encephalitis, EV71 and rabies in animals, net of government grants to fund these activities.The PRC government provided grants to us that are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2009, we received government research grants of $1.3 million and $383,497, respectively. In 2009, we recognized government research grant income of $251,436 compared to $310,022 in the prior year.

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

B. Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from our public offering, capital raised in our private placement, cash generated from operations and, to a lesser extent, cash from government research grants. We believe that our current cash and cash equivalents, and anticipated cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$10,505	$48,412	$(14,279)
Net cash used in investing activities	(3,960)	(11,693)	(19,242)
Net cash provided by financing activities	8,318	5,293	58,194
Net increase in cash and cash equivalents	15,823	42,059	26,632
Cash and cash equivalents at beginning of period	17,071	32,894	74,953
Cash and cash equivalents at end of period	$32,894	$74,953	$101,585

Operating Activities

Net cash used in operating activities was $14.3 million in 2010, compared to $48.4 million cash provided by operating activities in 2009. Net cash used in our operating activities in 2010 resulted primarily from (1) our net loss of $12.6 million, (2) an increase in inventories of $8.6 million, (3) an increase in income tax payable of $5.5 million, (4) an increase in accounts payable and accrued liabilities of $686,000. These items were partially offset by (1) an increase in inventory provision of $6.8 million, (2) depreciation of property, plant and equipment and amortization of licenses and permits of $4.23 million, (3) write-offs for equipment and loss on disposal of $1.24 million and (4) an increase in accounts receivable of $1.0 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Net cash provided by operating activities was $48.4 million in 2009, compared to $10.5 million in 2008. Net cash provided by our operating activities in 2009 resulted primarily from (1) our net income of $30.4 million, (2) an increase in advance from customer of $12.7 million, (3) an increase in income tax payable of $6.8 million, (4) an increase in accounts payable and accrued liabilities of $5.1 million and (5) depreciation of property, plant and equipment and amortization of licenses and permits of $2.2 million. These items were partially offset by (1) an increase in inventories of 5.4 million and (2) an increase in accounts receivable of $5.0 million due primarily to our increased sales. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Investing Activities

Net cash used in investing activities was $19.8 million in 2010, compared to $11.7 million in 2009. In 2010, cash used in investing activities included $24.8 million used to acquire property, plant and equipment partially offset by proceeds from redemption of short term investment of $7.3 million and $231,606 from the disposal of equipment.

Net cash used in investing activities was $11.7 million in 2009 compared to $4.0 million in 2008. In 2009, cash used in investing activities included $7.3 million to purchase a Chinese corporate bond from Bank of Beijing and $4.3 million used to acquire property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $58.2 million in 2010 compared to $5.3 million in 2009. In 2010, net cash provided by our financing activities included net proceeds of $62.3 million from issuance of common shares and proceeds of $372,012 from government funding. We also received loan proceeds of $20.0 million and made loan payments of $17.9 million. We paid dividends of $3.3 million and loaned $3.3 million to non-controlling interest shareholders in Sinovac Beijing in 2010.

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

Accounts Receivable

Our total accounts receivable decreased by $3.2 million to $22.3 million as of December 31, 2010 from $25.5 million as of December 31, 2009. Our accounts receivable turnover time in 2010 was 261 days, as compared to 95 days in 2009 and 141 days in 2008. The increase in our turnover time was mainly due to the higher percentage of our sales derived from the private pay market which has longer account receivable collection time in 2010.

Our maximum exposure to credit risk at the balance sheet date relating to accounts receivables is summarized as follows:

	December 31,
	2009	2010
	(in thousands)
Aging within one year	$25,118	$19,745
Aging greater than one year, net off allowance for doubtful accounts	167	2,250
Total trade receivable – net	$25,285	$21,995

Borrowings

As of December 31, 2010, we had $10.4 million in short-term borrowings, offset by $101.6 million in cash, resulting in a liquid assets balance of $91.1 million, compared with $57.3 million at the end of 2009. We hold our cash and cash equivalents in interest-bearing dollar and renminbi denominated accounts at registered banks. The following table summarizes our borrowings as of December 31, 2010:

Type	Amount	Interest Rate	Interest Payment	Maturity Date	Purpose	Covenants
Bank loan	RMB9 million ($1,361,203)	5.31% fixed rate	quarterly	April 5, 2011(1)	H1N1 working capital	Sinovac Beijing must keep a debt to asset ratio less than 90% and a daily balance of cash and cash equivalents not less than RMB 50 million.
Bank loan	RMB10 million ($1,512,447)	5.56% fixed rate	quarterly	December 22, 2011	operation
Bank loan	RMB50 million ($7,562,237)	6.60% floating(2)	monthly	December 7, 2011	operation	The loan was collateralized by the trade receivables of Sinovac Beijing with a carrying value of RMB 80,000,000 as of December 31, 2010.
Bank loan	RMB66.5 million ($10,075,775)	5.76% floating(3)	monthly	February 9, 2015	purchase of the assets located in Changping District, Beijing

(1)	We have fully repaid the loan on April 2, 2011.
(2)	The People’s Bank of China’s base lending rate for loans of six months to one year plus 1.04% per year.
(3)	The People’s Bank of China’s base lending rate for loans of one year.

Our weighted average effective interest rate was 6.85%, 5.78% and 5.56% for the years ended December 31, 2008, 2009 and 2010, respectively. We believe that we will continue to be able to obtain loans and access the capital markets on terms and in amounts that will be satisfactory to us.

Restrictions on Cash Dividends

We are a holding company, and we rely on dividends paid by our subsidiaries, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Tangshan Yian, for our cash needs, mainly our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise development funds and employee welfare and bonus funds. These funds also are not distributable as cash dividends. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Capital Expenditures

We made capital expenditures of $4.0 million, $4.3 million and $24.8 million in 2008, 2009 and 2010, respectively. We spent $10.3 million to purchase a production facility and $14.5 million on purchasing equipment including $9 million on purchasing Sinovac Dalian’s fixed assets in 2010. As of December 31, 2010, our commitments of capital expenditures were approximately $11.3 million, primarily for manufacturing capacity expansion and purchase of Changping facility. We will finance such commitments through short-term and long-term borrowings, proceeds from our public offering and cash generated from operations.

C. Research and Development

See discussions under “— ITEM 5A. Research and Development Programs.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2010 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Contractual obligations
Long-term debt obligations (including interest)	$23,782	$11,938	$1,159	$10,685	$—
Liabilities for acquisition of assets (including interest)	8,092	3,025	5,067	—	—
R&D expenses, liabilities and commitment	4,801	2,680	552	1,569	—
Operating lease obligations	10,161	582	1,164	1,164	7,251
Purchase of facilities commitments	4,503	4,503	—	—	—
Total	$51,339	$22,728	$7,942	$13,418	$7,251

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	46	Chairman, President, Chief Executive Officer and Secretary
Xianping Wang	56	Director
Simon Anderson(1)(2)(3)	49	Independent Director
Yuk Lam Lo(1)(2)(3)	62	Independent Director
Chup Hung Mok(1)(2)(3)	53	Independent Director
Jacob Ho	52	Chief Financial Officer
Nan Wang	44	Vice President, Business Development and General Manager of Sinovac Dalian
Ming Xia	37	Vice President, Sales and Marketing
Zhenshan Zhang	36	General Manager of Tangshan Yian

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

Dr. Weidong Yin has served as our chairman, president, chief executive officer and secretary since September 2003. Mr. Yin is also the general manager of Sinovac Biotech and the chairman of Sinovac Hong Kong, Tangshan Yian and Sinovac Dalian. He is the former general manager of Tangshan Yian Bioengineering Co., Ltd., and previously he worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei province. Dr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of our Healive vaccine. In addition, Dr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D,” “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D.” He obtained his MBA from the National University of Singapore.

Mr. Xianping Wang has served as a director of our company since March 2006. He has also been the president and chief executive officer of Xinhua China Ltd. since September 2004, which is a company listed on the FINRA Over-the-Counter Bulletin Board under the symbol “XHUA.” He has also served as the president of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, and from 1992 – 1997 he served as the president of Beijing New Fortune Investment Co., Ltd. as well as general manager of Beijing Fuhua Constructions and Development Co., Ltd. Mr. Wang has worked in a diverse range of industries, such as medicine, the health care industry, construction projects, investment consultation and real estate development. Since 1993, he has participated in various real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion, Jinhua Garden and others. Mr. Wang is the brother of Lily Wang, a former director and chief financial officer of our company, and Heping Wang, a former director of our company. Mr. Wang has a bachelor’s degree in engineering from the Navy Engineering Institute and a master’s degree in economics from Tsinghua University, China.

Mr. Simon Anderson has served as an independent director of our company since July 2004. Mr. Anderson is a member of our audit, compensation, and corporate governance and nominating committees. Mr. Anderson provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. He was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson serves as chief financial officer of companies listed on North American stock exchanges, including IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants. Mr. Anderson also serves as a director of TSX-listed Wex Pharmaceuticals Inc., which is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain and War Eagle Mining Company Inc., a zinc exploration company.

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. He is currently serving as the senior advisor of PerkinElmer Life and Analytical Sciences, Pacific Rim & Questmark Capital Management Sdn. Bhd. Mr. Lo is also a senior director of Questmark Asia Limited. Mr. Lo was also heavily involved in several committees of the HKSAR Government and the public society. He has been appointed as the director of the Hong Kong Applied R&D Fund Co., Ltd., and currently serving as the advisory council of the Food and Health Bureau HKSAR, the Industry Technology Committee of the Chinese Manufacturers’ Association of Hong Kong and the director of the Chinese Manufacturers’ Association of Hong Kong. Mr. Lo served as the chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee, HKSAR, and as chairman of the Biotechnology Committee, Industry & Technology Development Council, HKSAR. In the educational area, Professor Lo has been named an Honorary Fellow by the Hong Kong University of Science and Technology as well as the Honorary Chairman of the City University Committee of Co-operative Education Centre. Also, Mr. Lo is an advisory committee member of the Vocational Training Council and Executive Vice President of Asian College of Asian Management. In China, Mr. Lo is a consultant to the Economic Bureau, Changchun, a member of the advisory committee of the Shenzhen Municipal Science and Technology Bureau and also a consultant of the Chinese Centre for Disease Control and Prevention. In the private sector, Mr. Lo is a director of Steming Hong Kong Limited and South East Group Limited and the chairman of Lo & Associates Limited. Mr. Lo is also a director of Sinovac Hong Kong and Vice Chairman of Sinovac Beijing.

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

Ms. Nan Wang has served as the Vice General Manager of Sinovac Beijing since 2001 where she oversees business development and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at SinoBioway. Ms. Wang received her bachelor’s degree in biology from Peking University and her master degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003. Ms. Wang is also acting as the General Manager and director of Sinovac Dalian and the director of Sinovac Hong Kong.

Mr. Jacob Ho has served as Acting CFO and CFO since September 1, 2010 and March 1, 2011, respectively. Mr. Ho has extensive experience in accounting and international business working with companies in China and the U.S. He previously served as a Senior Manager in Deliotte Touche Tohmatsu’s Beijing office and as a Manager in PricewaterhouseCoopers Beijing office, where he provided financial reporting, accounting, internal auditing, risk management and accounting services to Chinese companies. Prior to that, he held positions at Deloitte & Touche and PricewaterhouseCoopers, in which he served as a team leader for implementing Sarbanes-Oxley compliance programs at U.S. companies. Earlier in his career, Mr. Ho served as an internal auditor at Texaco and as sales position at Oxford Health Plans. Mr. Ho received a B.S. in Accounting from Morgan State University in Maryland, an M.S. in Japanese Business Studies from Chaminade University in Honolulu, and an MBA in International Business Administration from Baruch College, City University of New York. He is a member of American Institute of Certified Public Accountants.

Mr. Ming Xia has served as Vice President of Sinovac Beijing since 2011 where he oversees sales and marketing departments. Mr. Ming Xia has over 15 years’ experience in vaccine sales and marketing in China. He joined Sinovac in 2002 and has served as Regional Sales Manager, National Sales Manager and Sales Director at Sinovac. Mr. Xia obtained his bachelor degrees in Biochemistry at Anhui University and in International Trade at Shanghai Institute of Foreign Trade. Mr. Xia has made significant contributions to our sales revenue growth in previous years with outstanding leadership and performance results. He kept his top record of generating sales revenue for many years after joining Sinovac. He is a leader with creativity and developed the sales strategy for our existing products. Mr. Ming Xia organized the reform on sales strategy to meet the change of the market situation.

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

B.	Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation paid to our directors and executive officers was approximately $1.08 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of executive officers is made based on the annual performance of the company in different functions. Each vice president’s bonus is determined based on a comparison of their actual performance in each of the functional areas they supervise objectives set at the beginning of the years. The bonus payoff plan is approved by the board of the company they are serving. For options granted to officers and directors, see “2003 Stock Option Plan.”

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. The following table summarizes, as of April 12, 2011, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 Stock Option Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Simon Anderson	50,000	1.60	January 20, 2009	January 19, 2010
Yuk Lam Lo	50,000	1.60	January 20, 2009	January 19, 2010
Xianping Wang	50,000	1.60	January 20, 2009	January 19, 2010
Chuphung Mok	50,000	1.60	January 20, 2009	January 19, 2010

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

Set forth below is a summary of the principal terms of our Stock Option Plan.

•	Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 Stock Option Plan. As of April 2, 2011, options to purchase an aggregate of 2,723,400 of our common shares were issued and outstanding and an aggregate 1,497,400 common shares have been issued pursuant to options issued under the plan.
•	Administration. Our Stock Option Plan is administered by our board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•	Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.
•	Option agreement. Options granted under our Stock Option Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by our board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.
•	Option term. The term of options granted under the 2003 Stock Option Plan may not exceed ten years from the date of grant.
•	Termination of options. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, the options will terminate to the extent any is not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.
•	Change of control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options will become fully vested and exercisable immediately prior to such transaction.
•	Termination of plans. Unless terminated earlier, the 2003 Stock Option Plan will expire in 2023. Our board of directors has the authority to terminate our Stock Option Plan prior to the expiry of the plan provided that such early termination shall not affect the options then outstanding under the plan.
C.	Board Practices

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

Terms of directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until a successor is elected at the next annual shareholders’ meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

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

In 2010, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2010, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of our independent directors Messrs. Simon Anderson, Yuk Lam Lo and Ms. Chup Hung Mok, and is chaired by Ms. Chup Hung Mok. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to the board the directors to serve as members of the board’s committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2010, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent one time.

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

As of December 31, 2008, 2009 and 2010, we had 354, 400 and 483 full-time employees. Of our workforce as of December 31, 2010, 65 employees are engaged in research and development and 142 employees are engaged in sales and marketing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2011, by:

•	each of our directors and executive officers; and
•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 54,483,904 common shares outstanding as of March 31, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,207,500	11.4
Simon Anderson	97,400	*
Yuk Lam Lo	50,000	*
Chup Hung Mok	84,200	*
Xianping Wang	50,000
Nan Wang	27,000	*
Ming Xia	22,000	*
Institutional Shareholders (as of March 28)
Wellington Management	5,584,010	10.3%
SAIF Partners IV	5,511,177	10.1%
Royce and Associates IN	3,525,129	6.5%

*	Less than 1%.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2011, 54,483,904 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares are held by the record shareholders in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation of Directors and Executive Officers.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Transaction with Lo Yuk Lam

In connection to the establishment of the Sinovac Hong Kong, we have been using part of our independent director’s office as our office. We pay our share of the utilities and property management fees.

Private Placement

In first quarter of 2008, we issued and sold 2,500,000 common shares at a purchase price of $3.90 per share to Sansar Capital Management. The purchaser of the common shares was an existing shareholder of our common shares. The value of the common shares was determined based on arm’s-length negotiations between the purchasers and us and was approved by our board of directors.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual rent of approximately RMB1.4 million ($212,121). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB452,600 ($68,576) to RMB1,357,000 ($205,606) per year. We entered into another operating lease agreement with SinoBioway in June 2007 with respect to Sinovac Beijing’s production plant in Beijing for an annual rent of approximately RMB2.0 million ($303,030). The lease commenced in June 2007 and has a term of 20 years. In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s (formerly known as Sinovac Biological) business on research and development for an annual rent of approximately RMB805,000 ($121,970). The lease commenced on September 30, 2010 and has a term of five years. We incurred rent of $494,373, $503,136 and $581,941 to SinoBioway for these leases in 2008, 2009 and 2010, respectively.

In 2010, we lent an unsecured non-interesting bearing loan in lieu of dividend to SinoBioway. As of December 31, 2010, the outstanding balance was $3.4 million.

We entered into a license agreement with a corporation related with SinoBioway in respect to the trademark used on our products for no consideration. This license agreement is non-exclusive and has been extended to August 20, 2011.

In 2008, 2009 and 2010, we incurred $143,071, $121,119 and $176,032, respectively, to our directors for management consulting services and director fees.

Share Options

See ITEM 6.B. “Directors, Senior Management and Employees — 2003 Stock Option Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In November 2008, a death of a minor in Beijing was reported, which coincided with the administration of Healive that we produced two days prior. According to the autopsy results, the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, parents of the dead commenced a legal proceeding against us and other three defendants at Beijing Haidian District People’s Court and claimed RMB616,858 ($90,370) as compensation. On November 19, 2010, the Beijing’s Haidian District People’s Court absolved Sinovac of liability in the matter.

On October 18, 2010, the plaintiff, Beijing Acctrue Technology Co., Ltd., filed a case of software copyright infringement against Sinovac Beijing and other five defendants. Under its claims against Sinovac Beijing, the plaintiff only demanded Sinovac Beijing’s immediate cease of use of the infringing software products without demanding the destruction and deletion of the software products involved in such case, the damages for the losses suffered by plaintiff, the recovery for reasonable expenses incurred to plaintiff and litigation fees.

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

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiary, Sinovac Beijing, and wholly owned subsidiaries, Tangshan Yian and Sinovac R&D, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing and Sinovac Dalian are required to set aside, at the discretion of their boards of directors, a portion of their after-tax profits to their reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends.

Furthermore, under the PRC Enterprise Income Tax Law promulgated on March 16, 2007, and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The table below sets forth, for the periods indicated, the high and low closing prices on the NASDAQ Global Market and the NASDAQ Global Select Market for our common shares.

	Sales Price
	High	Low
Annual High and Low
2006	$5.28	$1.81
2007	8.33	2.50
2008	5.22	0.75
2009	12.50	1.02
2010	7.78	3.50
Quarterly High and Low
First quarter 2009	1.89	1.02
Second quarter 2009	4.98	1.40
Third quarter 2009	12.50	3.60
Fourth quarter 2009	9.97	5.59
First quarter 2010	7.78	5.77
Second quarter 2010	6.00	3.72
Third quarter 2010	4.71	3.50
Fourth quarter 2010	5.06	3.58
First quarter 2010	4.92	3.98
Monthly High and Low
October 2010	4.68	3.58
November 2010	4.94	3.99
December 2010	5.06	4.43
January 2011	4.92	3.98
February 2011	4.78	4.31
March 2011	4.60	4.15
April 2011 (through April 21, 2011)	4.55	3.90
B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004. Since December 8, 2004, our common shares have been listed on the American Stock Exchange, now the NYSE Amex. Since November 16, 2009, our common shares have been listed on the NASDAQ Global Market under the symbol “SVA.” Since January 3, 2011, our common shares have been included into the NASDAQ Global Select Market under the symbol of “SVA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an Antiguan company with limited liability and our affairs are governed by our Articles of Incorporation, By-laws and the International Business Corporation Act. The following are summaries of material provisions of our Articles of Incorporation, By-laws and the International Business Corporations Act.

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

Changes in Capital

We may from time to time by a resolution passed by a majority of the shares entitled to vote:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Antigua and Barbuda law, a director of an Antigua and Barbuda company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of an Antigua and Barbuda company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in Antigua and Barbuda.

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

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions we make to you with respect to our common shares generally will be includible in your gross income in the year received as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently, a maximum rate of 15 percent), provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our common shares are. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

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

Any gain or loss you recognize on a disposition of our common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a resident enterprise for PRC tax purposes and PRC tax were to be imposed on any gain from the disposition of the common shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010.

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

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual U.S. Holder. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the common shares you own bears to the value of all of our common shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of marketable stock (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain from the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on Our Common Shares,” except the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Certain individuals holding the common shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the new EIT law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor's establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of common shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011 and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

For a listing of our subsidiaries, see “Item 4. C. Information on the Company — Organizational Structure.”

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its August 2008 high but never exceeding it. As a consequence, the renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2010 into renminbi at the exchange rate of $1.00 for RMB6.6118 as of December 31, 2010, such a cash balance would have been RMB6.61 million. Assuming a further 1.0% appreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.55 million as of December 31, 2010.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was, 6.85%, 5.78% and 5.56% for the years ended December 31, 2008, 2009 and 2010. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $205,000 based on our outstanding indebtedness as of December 31, 2010.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 2, 2010, we completed a follow-on public offering of our common shares. In this follow-on offering, we issued and sold an aggregate of 11,500,000 common shares at $5.75 per share. The common shares offered and sold were registered pursuant to the registration statement on Form F-3 (File Number: 333-163165) effective on November 30, 2010 and the registration statement on Form F-3 (File Number: 333-164559) effective on January 27, 2010. UBS Securities LLC and Piper Jaffray & Co. were the representatives of the underwriters of the offering. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we received from this offering for the following purposes:

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

We have spent approximately $16.4 million in acquisition of Sinovac Dalian and invested $4.4 million in research and development.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our system of disclosure controls and procedures was not effective as of December 31, 2010 because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria established within the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified the material weakness described below:

We did not maintain effective control over our financial statement close process with respect to accounting estimates related to: sales return provision, allowance for doubtful accounts provision and inventory provision. We didn’t perform an analysis of sufficient depth to arrive at the appropriate provisions. The control procedures were not properly followed and there was a lack of formal documentation. Our analyses failed to consider the inventory levels in the distribution channels and the related products’ shelve lives. In addition, data provided by the sales and logistic department to the financial reporting department were not on a timely basis to ensure an accurate sales return provision for seasonal influenza vaccines, which is based on actual returns by the end of the flu season. Information with respect to products held in the distribution channel as well as the remaining shelf lives was not appropriately and timely communicated from the regional sales teams to the financial reporting department and there was no procedure in place to review the accuracy and reasonableness of the sales data received from the regional sales teams. The control deficiencies identified could result in misstatements of our sales, sales return provision, inventory, cost of sales, provision for doubtful accounts, and accounts receivables, and would result in a material misstatement to the consolidated financial statements that would not be prevented or detected on a timely basis. As a result of this material weakness, material audit adjustments were recorded in the consolidated financial statements.

Based on this assessment, our management has concluded that, as of December 31, 2010, we did not maintain effective internal control over financial reporting.

Ernst & Young LLP, an independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Ernst & Young LLP, an independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP, our principal external auditors, for 2009 and 2010. We did not pay any other fees to our auditors during the periods indicated below.

	2009	2010
Audit fees(1)	$559,782	$510,170
Audit-related fees(2)	—	$115,054
Tax consulting service fees(3)	—	—

(1)	“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in our Form 20-Fs or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.
(2)	“Audit-Related Fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The services comprising the fees under this category include the work performed related to the prospectus filed by us ended December 31, 2009 and December 31, 2010.
(3)	“Tax consulting service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Articles of Incorporation and By-laws, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.1	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.2	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.3	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.4	Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.5	Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.6	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.7	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.8	Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)
4.9	Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

Exhibit Number	Description of Document
4.10	Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)
4.11	Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)
4.12	Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)
4.13	Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)
4.14	Asset Acquisition Agreement dated February 10, 210 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP

*	Filed with this annual report on Form 20-F

SINOVAC BIOTECH LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2011 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Vancouver, Canada	/s/ Ernst & Young LLP
April 22, 2011	Chartered Accountants

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of
Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Sinovac Biotech Ltd.’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the company’s financial statement close process. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2010. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our report dated April 22, 2011, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Sinovac Biotech Ltd. has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

Vancouver, Canada	/s/ Ernst & Young LLP
April 22, 2011	Chartered Accountants

SINOVAC BIOTECH LTD.

Consolidated Financial Statements
(Expressed in U.S. Dollars)

December 31, 2010 and 2009

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda
Consolidated Balance Sheets
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$101,585,490	$74,953,212
Restricted cash	—	64,400
Short-term investments (note 3)	1,512,447	7,313,149
Accounts receivable – net (notes 4 and 9)	22,370,296	25,540,866
Inventories (note 5)	14,859,411	9,599,118
Due from related party (note 13(a))	3,397,522	—
Prepaid expenses and deposits (note 13(b))	887,187	466,346
Deferred tax assets (note 11)	2,682,069	1,375,174
Total current assets	147,294,422	119,312,265
Property, plant and equipment (notes 7 and 9)	64,036,228	22,306,688
Long-term inventories (note 6)	77,659	2,642,734
Long-term prepaid expenses (note 13)	517,957	—
Deposits for acquisition of equipment	576,232	—
Deferred tax assets (note 11)	507,062	520,077
Licenses and permits (note 8)	1,348,364	695,109
Total assets	$214,357,924	$145,476,873
LIABILITIES AND EQUITY
Current liabilities
Loans payable (note 9)	$10,435,887	$17,697,821
Accounts payable and accrued liabilities (notes 7 and 14)	22,091,190	18,646,618
Income tax payable (note 11)	958,411	6,413,734
Deferred revenue (note 21)	9,707,688	5,525,372
Deferred tax liability (note 11)	1,005,186	1,398,123
Deferred research grants (note 20)	1,559,589	1,331,476
Total current liabilities	45,757,951	51,013,144
Deferred government grants (note 20)	2,464,565	2,646,669
Loans payable (note 9)	10,057,775	—
Long term payable for acquisition of assets (note 10)	4,842,509	—
Deferred revenue (note 21)	3,478,629	7,350,618
Total long term liabilities	20,843,478	9,997,287
Total liabilities	66,601,429	61,010,431
Commitments and contingencies (notes 15, 24(a) and (b))
EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 15)	54,306	42,585
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 54,305,961 (2009 – 42,585,261)
Additional paid-in capital	104,152,182	42,533,876
Accumulated other comprehensive income	6,883,834	4,225,196
Statutory surplus reserves (note 19)	11,473,110	9,863,251
Retained earnings	3,876,084	13,993,287
Total stockholders’ equity	126,439,516	70,658,195
Non-controlling interests (notes 12 and 16)	21,316,979	13,808,247
Total equity	147,756,495	84,466,442
Total liabilities and equity	$214,357,924	$145,476,873

The accompanying notes are an integral part of these consolidated financial statements.

Approved by:

/s/ Weidong Yin Weidong Yin Director	/s/ Simon Anderson Simon Anderson Director

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Years ended December 31, 2010, 2009 and 2008
(Expressed in U.S. Dollars)

	2010	2009	2008
Sales (note 23)	$33,401,426	$84,197,182	$46,496,904
Cost of sales – (exclusive of depreciation of land-use rights and amortization of licenses and permits of $546,623 (2009 – $418,867; 2008 – $411,573) (note 5)	16,718,727	20,063,361	9,936,341
Gross profit	16,682,699	64,133,821	36,560,563
Selling, general and administrative expenses (note 13)	18,755,085	18,165,201	17,312,826
Provision for doubtful accounts	1,921,493	17,744	23,612
Research and development expenses – net of $43,278 (2009 – $251,436; 2008 – $310,022) in government research grants	8,637,981	4,405,618	2,767,409
Depreciation of property, plant and equipment and amortization of licenses and permits	1,411,053	692,696	749,619
Government grants	(1,924,134)	(1,295,563)	(79,669)
Total operating expenses	28,801,478	21,985,696	20,773,797
Operating income (loss)	(12,118,779)	42,148,125	15,786,766
Interest and financing expenses – net of $147,520 (2009 – $321,590; 2008 – nil) in government grants	(1,178,072)	(534,455)	(701,637)
Interest income	1,132,907	143,464	178,810
Other income (expenses)	95,744	(33,550)	32,084
Loss on disposal and write down of equipment	(1,237,685)	(169,678)	(126,236)
Income (loss) before income taxes and non-controlling interests	(13,305,885)	41,553,906	15,169,787
Income tax recovery (expenses) (note 11)	703,882	(11,140,521)	(2,954,157)
Consolidated net income (loss)	(12,602,003)	30,413,385	12,215,630
Less: income (loss) attributable to non-controlling interests	(4,094,659)	10,454,997	4,205,407
Net income (loss) attributable to stockholders	$(8,507,344)	$19,958,388	$8,010,223
Net income (loss)	$(12,602,003)	$30,413,385	$12,215,630
Other comprehensive income
Foreign currency translation adjustment	3,547,617	99,473	2,269,024
Total comprehensive income (loss)	(9,054,386)	30,512,858	14,484,654
Less: comprehensive income (loss) attributable to non-controlling interests	(3,205,680)	10,472,499	4,287,662
Comprehensive income (loss) attributable to stockholders	$(5,848,706)	$20,040,359	$10,196,992
Earnings (loss) per share (note 22) – basic	$(0.16)	$0.47	$0.19
– diluted	$(0.16)	$0.46	$0.19
Weighted average number of shares of common stock outstanding
– Basic	53,064,968	42,580,945	42,426,703
– Diluted	53,064,968	42,975,007	42,450,606

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda
Consolidated Statements of Changes in Equity
(Expressed in U.S. Dollars)

	Common stock		Subscriptions received	Additional paid-in capital	Accumulated other comprehensive income (foreign currency translation adjustment)	Statutory surplus reserves	Retained earnings/ (accumulated deficit)	Total stockholders’ equity	Non-controlling interest	Total equity
	Shares	Amount
Balance, December 31, 2007	40,305,028	$40,305	$9,170	$32,109,997	$1,956,456	$2,999,396	$(7,111,469)	$30,003,855	$2,897,687	$32,901,542
Stock-based compensation	—	—	—	66,542	—	—	—	66,542	—	66,542
Exercise of stock options	88,900	89	(9,170)	133,701	—	—	—	124,620	—	124,620
Private placement, net	2,500,000	2,500	—	9,687,500	—	—	—	9,690,000	—	9,690,000
Shares bought back but not canceled	—	—	—	(368,234)	—	—	—	(368,234)	—	(368,234)
Other comprehensive income
– Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	—	82,255	82,255
– Other comprehensive income attributable to stockholders	—	—	—	—	2,186,769	—	—	2,186,769		2,186,769
Net income for the year
– Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	4,205,407	4,205,407
– Net income attributable to stockholders	—	—	—	—	—	—	8,010,223	8,010,223	—	8,010,223
Transfer to statutory surplus reserves	—	—	—	—	—	2,550,288	(2,550,288)	—	—	—
Balance, December 31, 2008	42,893,928	$42,894	$—	$41,629,506	$4,143,225	$5,549,684	$(1,651,534)	$49,713,775	$7,185,349	$56,899,124

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda
Consolidated Statements of Changes in Equity
(Expressed in U.S. Dollars)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (foreign currency translation adjustment)	Statutory surplus reserves	Retained earnings/ (accumulated deficit)	Total stockholders’ equity	Non-controlling interest	Total Equity
	Shares	Amount
Balance, December 31, 2008	42,893,928	$42,894	$41,629,506	$4,143,225	$5,549,684	$(1,651,534)	$49,713,775	$7,185,349	$56,899,124
Stock-based compensation	—	—	422,860	—	—	—	422,860	—	422,860
Exercise of stock options	234,100	234	697,086	—	—	—	697,320	—	697,320
Contribution from a former minority shareholder	—	—	115,677	—	—	—	115,677	—	115,677
Subscriptions received (note 17)	—	—	4,035	—	—	—	4,035	—	4,035
Share buyback (note 17)	(542,767)	(543)	(335,288)	—	—	—	(335,831)	—	(335,831)
Other comprehensive income (loss)
– Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	17,502	17,502
– Other comprehensive income attributable to stockholders	—	—	—	81,971	—	—	81,971	—	81,971
Net income for the year
– Net income attributable to non-controlling interest	—	—	—	—	—	—	—	10,454,997	10,454,997
– Net income attributable to stockholders	—	—	—	—	—	19,958,388	19,958,388		19,958,388
– Transfer to statutory surplus reserve (note 19)	—	—	—	—	4,313,567	(4,313,567)	—	—	—
Dividend to non-controlling interest	—	—	—	—	—	—	—	(3,849,601)	(3,849,601)
Balance, December 31, 2009	42,585,261	$42,585	$42,533,876	$4,225,196	$9,863,251	$13,993,287	$70,658,195	$13,808,247	$84,466,442

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda
Consolidated Statement of Changes in Equity
(Expressed in U.S. Dollars)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (foreign currency translation adjustment)	Statutory surplus reserves	Retained earnings	Total stockholders’ equity	Non-controlling interests	Total equity
	Shares	Amount
Balance, December 31, 2009	42,585,261	$42,585	$42,533,876	$4,225,196	$9,863,251	$13,993,287	$70,658,195	$13,808,247	$84,466,442
Stock-based compensation	—	—	459,901	—	—	—	459,901	—	459,901
Exercise of stock options (note 17)	220,700	221	409,734	—	—	—	409,955	—	409,955
Issuance of new common stock (note 17)	11,500,000	11,500	66,113,500	—	—	—	66,125,000	-	66,125,000
Share issuance cost	—	—	(4,279,694)	—	—	—	(4,279,694)	—	(4,279,694)
Non-controlling interest of Sinovac Dalian (note 16)	—	—	—	—	—	—	—	20,477,416	20,477,416
Purchase additional 25% of Sinovac Dalian interest (note 16)	—	—	—	—	—	—	—	(7,562,237)	(7,562,237)
Equity adjustment on acquisition of additional 25% of Sinovac Dalian (note16)	—	—	(1,112,527)	—	—	—	(1,112,527)	1,112,527	—
Other comprehensive income
– Other comprehensive income attributable to non-controlling interests	—	—	27,392	—	—	—	27,392	861,587	888,979
– Other comprehensive income attributable to stockholders	—	—	—	2,658,638	—	—	2,658,638	—	2,658,638
Net loss for the period
– Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(4,094,659)	(4,094,659)
– Net loss attributable to stockholders	—	—	—	—	—	(8,507,344)	(8,507,344)	-	(8,507,344)
Transfer to statutory surplus reserves (note 19)	—	—	—	—	1,609,859	(1,609,859)	—	—	—
Dividend distributed to non-controlling interest of Sinovac Beijing	—	—	—	—	—	—	—	(3,285,902)	(3,285,902)
Balance, December 31, 2010	54,305,961	$54,306	$104,152,182	$6,883,834	$11,473,110	$3,876,084	$126,439,516	$21,316,979	$147,756,495

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008
(Expressed in U.S. Dollars)

	2010	2009	2008
Cash flows from (used in) operating activities
Net income (loss)	$(12,602,003)	$30,413,385	$12,215,630
Adjustments to reconcile net income to net cash provided by operating activities:
– deferred income taxes	(1,708,489)	1,261,823	(487,011)
– stock-based compensation	459,901	422,860	66,542
– inventory provision	6,805,541	593,451	962,772
– provision for doubtful accounts	1,921,493	17,744	23,612
– write-down of equipment and loss on disposal	1,237,685	169,678	126,236
– research and development expenditures qualified for government grant	(43,278)	(251,436)	(310,022)
– depreciation of property, plant and equipment and amortization of licenses and permits	4,232,103	2,239,139	1,768,687
– deferred government grant recognized in income	(416,019)	(1,119,054)	(79,669)
– accretion expense	117,064	—	—
Changes in:
– accounts receivable	1,003,642	(5,019,696)	(1,366,183)
– inventories	(8,597,440)	(5,384,946)	(4,341,079)
– income tax payable (refundable)	(5,524,628)	6,758,750	(342,617)
– prepaid expenses and deposits	(903,696)	468,782	229,407
– deferred revenue and advances from customers	426,040	12,722,284	—
– accounts payable and accrued liabilities	(686,461)	5,118,740	2,038,531
Net cash (used in) provided by operating activities	(14,278,545)	48,411,504	10,504,836
Cash flows from financing activities
– Loan proceeds	19,989,083	17,687,473	8,617,904
– Loan repayment	(17,850,030)	(10,232,422)	(7,181,586)
– Proceeds from issuance of common stock, net of share issuance costs	62,255,261	697,320	9,814,709
– Repurchase of common shares	—	(335,831)	(368,323)
– Proceeds from shares subscribed	—	4,035	—
– Dividends paid to non-controlling shareholder of Sinovac Beijing	(3,285,902)	(3,846,501)	(2,947,877)
– Government grant received	372,012	1,318,857	383,497
– Loan to non-controlling shareholder of Sinovac Beijing	(3,286,695)	—	—
Net cash provided by financing activities	58,193,729	5,292,931	8,318,324
Cash flows used in investing activities
– Restricted cash	64,400	(64,400)	—
– Proceeds from disposal of equipment	231,606	—	16,848
– Proceeds from redemption of short-term investments	7,314,187	—	—
– Purchase of short-term investments	(1,475,209)	(7,308,873)	—
– Deposits for acquisition of equipment	(562,043)	—	—
– Acquisition of property, plant and equipment	(24,817,168)	(4,320,065)	(3,976,458)
Net cash used in investing activities	(19,242,227)	(11,693,338)	(3,959,610)
Exchange gain on cash and cash equivalents	1,961,321	48,013	959,055
Increase in cash and cash equivalents	26,632,278	42,059,110	15,822,605
Cash and cash equivalents, beginning of year	74,953,212	32,894,102	17,071,497
Cash and cash equivalents, end of year	$101,585,490	$74,953,212	$32,894,102
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,017,502	$914,546	$604,076
Cash paid for income taxes	$5,986,249	$3,066,447	$4,281,391
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$3,958,740	$1,120,330	$451,361

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

1.  Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd. (the “Company”) and its subsidiaries. All significant intercompany transactions have been eliminated.

The Company, through its subsidiaries, operates in China and is in the business of research and development, production and sales of vaccine products. The Company’s 71.56% owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) was incorporated under the law of China on April 28, 2001. The Company’s 100% owned subsidiary Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”) was incorporated under the laws of China on February 9, 1993 and was acquired by the Company in January 2004.

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

The Company, through Sinovac Hong Kong, incorporated a 30%-owned subsidiary Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) under the laws of China on January 19, 2010. On December 27, 2010, Sinovac Hong Kong acquired an additional 25% interest in Sinovac Dalian from the non-controlling interest shareholder. As of December 31, 2010, Sinovac Hong Kong owns 55% of Sinovac Dalian (note 16).

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

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns, allowance for doubtful accounts, inventory provision, useful lives of amortizable intangible assets, and provisions for income taxes and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

(b)	Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. Cash equivalents as of December 31, 2010 and 2009 are short-term deposits in bank.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

(c)	Restricted Cash

Restricted cash is cash held as collateral for a letter of credit issued and is classified based on the nature of such facilities.

(d)	Short-term Investments

Short-term investments are classified as being available-for-sale and are reported at fair value with all unrealized gains and temporary unrealized losses recognized in other comprehensive income. Other-than-temporary credit losses that represent a decrease in the cash flows expected to be collected on the short-term investments are recognized in net income (loss). Related fees and costs are recorded in consolidated statements of income when they are incurred.

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

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in operating income (loss).

Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and building	30 years
Land-use rights	term of leases, ranging from 28 to 49 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 years
Office equipment and furniture	3 to 5 years
Leasehold improvement	Lesser of useful lives and term of lease
(h)	Licenses and Permits

The Company capitalizes the patent payment and the purchase cost of vaccines if the vaccine has received a new drug certificate from the China State Food and Drug Administration (“SFDA”). If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

Licenses and permits, in relation to the production and sales of pharmaceutical products, are amortized on a straight-line basis over their respective useful lives, which are estimated to be 10 years for inactivated hepatitis A and combined inactivated hepatitis A&B licenses and 20 years for H5N1 license. Useful lives of licenses and permits are subject to the uncertainties described in note 2(a).

(i)	Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows. There were no impairment adjustments to the carrying value of the long-lived assets for the years ended December 31, 2010, 2009 and 2008.

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

On January 1, 2007, the Company adopted the guidance issued by the Financial Accounting Standards Board (“FASB”) “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), codified in the FASB Accounting Standards Codification (“ASC”) 740, Income Taxes. ASC 740 prescribes a more-likely–than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods and income tax disclosures.

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

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

The Company is not subject to taxation in the U.S. The Company’s taxing jurisdiction is Antigua and Barbuda. Sinovac Hong Kong’s taxing jurisdiction is Hong Kong. Sinovac Canada has had no transactions/activities since inception. The Company’s four subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac Biological and Sinovac Dalian’s taxing jurisdiction is China. Income tax returns filed by the Company and its active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004.

(k)	Value-added Taxes

Value-added taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. Value-added taxes collected from customers are excluded from revenue.

(l)	Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes title of the products. The Company provides its customers with a limited right of return. The product return provision for seasonal influenza vaccine is estimated based on actual sales returns because the returned products are only accepted by the end of the flu season. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels, external data with respect to inventory levels in the wholesale distribution channel, and remaining shelf lives of the products at the date of sale. For H1N1 and H5N1 vaccines, customers do not have a right of return. Estimate on inactivated hepatitis A and combined inactivated hepatitis A&B product returns was changed from 4% of sales to the private pay market in 2009 to 16% of sales to the private pay market in 2010.

During the year ended December 31, 2010, the Company recognized one product sale relating to a sale of 820,000 doses of H1N1 vaccines in the amount of $2,624,759 (2009 — $nil; 2008 — $nil) on a bill and hold arrangement. The customer requested the Company to store the products to reduce their transportation costs due to the fact that the customer did not have enough storage and the vaccines were soon to expire. Revenue on the transaction was recognized when the product was ready for shipment and after all conditions set forth under ASC Topic 605 have been met.

Deferred revenue is generally related to government stockpiling programs and advances received from customers. The Company obtains purchase authorizations from its customers for a specified amount of products at a specified price and revenue is recognized when the customer takes delivery of the products. If the products expire prior to delivery, the portion of deferred revenue relating to these expired products is recognized as revenue once the products have expired and passed government inspection.

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are part of selling expenses in the consolidated statements of operations. In 2010, $1,051,791 (2009 — $1,387,766; 2008 — $935,457) related to shipping and handling costs was included in selling expenses in the accompanying consolidated statements of income.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

(m)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $39,615 for the year ended December 31, 2010 (2009 — $67,614; 2008 — $94,240).

(n)	Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s consolidated statements of income (loss).

(o)	Government Grants

Government grants are received from the PRC government by the operating subsidiaries of the Company. Government grants for reimbursement of research and development expenses are taken into income in the period in which the expenses are incurred and the conditions imposed by the government authorities are fulfilled. Government grants recognized are offset against research and development expenses and classified as operating income in the Company’s consolidated statements of income (loss). Government grants for building production facilities are deferred and recognized in income in the same manner as the production facilities are amortized. Interest subsidies are offset against interest expenses in the Company’s consolidated statements of income (loss). Other incentives received from local government to encourage expansion of local businesses are recognized in other income. Government grants are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met.

(p)	Foreign Currency Transaction

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

The assets and liabilities of the foreign subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac Biological, and Sinovac Dalian are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

(q)	Stock-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options, is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards. The value of the portion of the award that is ultimately expected to vest is recognized on a straight-line basis as expense over the requisite service period in the statement of income.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

(r)	Comprehensive Income

The Company’s comprehensive income consists of net earnings and foreign currency translation adjustments.

(s)	Earnings Per Share

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

(t)	Financial Instruments and Concentration of Credit Risks

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

As of December 31, 2010 and 2009, the Company did not have any Level 3 financial assets. As of December 31, 2010, the Company’s Level 2 financial assets were short-term investments measured at fair value. As of December 31, 2010 and 2009, the Company did not have financial liabilities measured at fair value on a recurring basis.

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, short-term loans payable, accounts payable and accrued liabilities, and due from related parties approximate their fair value because of their short term nature. The fair values of loans payable and long-term payable for acquisition of assets are based on the estimated discounted value of future contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese RMB. In 2010, foreign exchange loss of $209,958 (2009 — $8,880; 2008 — $77,205) is included in selling, general and administrative expenses. As at December 31, 2010, $46,420,594 (RMB 306,923,681) (2009 — $64,993,822 (RMB 444,362,763); 2008 — $21,748,447 (RMB 149,068,205)), of cash is denominated in RMB and is held in China.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, accounts receivable, and short-term investments, the balances of which are stated on the consolidated balance sheets which represents the Company’s maximum exposure. The Company places its cash and cash equivalents in high credit quality financial institutions. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are various government agencies in China. No single customer accounted for more than 10% of total sales for the years ended December 31, 2010, 2009 and 2008 except for government stockpile purchases (note 23). To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The Company does not require collateral or other security to support financial instruments subject to credit risks.

Interest Rate Risks

The Company is subject to interest rate risk. The interest-bearing loans are short-term or at variable rate based on the respective bank’s primary lending rate (note 9).

(u)	Recently Adopted Accounting Standards

Effective January 1, 2010, the Company adopted Accounting Standards Update (“ASU”) 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (VIE), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets; consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows.

Effective January 1, 2010, the Company adopted guidance provided by amendments to Accounting Standards Codification (“ASC”) 855, Subsequent Events (Accounting Standards Update (“ASU”) 2010-09), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company has evaluated all subsequent events through the date of issuance of its financial statements. The adoption of ASC 855 did not affect the Company’s consolidated financial statements. See note 25 Subsequent Events for this disclosure.

Effective January 1, 2010, the Company adopted ASU 2010-06, which amends ASC 820, Fair Value Measurements and Disclosures, to require a number of additional disclosures regarding fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the amendments clarify certain existing disclosure requirements

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

related to the level at which fair value disclosures should be disaggregated and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows.

As of December 31, 2010 and December 31, 2009, the Company did not have any Level 3 financial assets. As of December 31, 2010 and December 31, 2009, the Company’s Level 2 financial assets were short-term investments measured at fair value. As of December 31, 2010 and December 31, 2009, the Company did not have financial liabilities measured at fair value on a recurring basis.

In July 2010, the FASB issued ASU 2010-20, which amends ASC 310, Receivables, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The amendments require a company to provide more information in its disclosure about the credit quality of its financing receivables and the related allowance for credit losses. The amendments that require disclosure as of the end of a reporting period are effective for the periods ending on or after December 15, 2010. Except for the expanded disclosure requirements, the Company does not expect that the adoption of this ASU will have a material effect on its consolidated financial statements.

(v)	Recently Issued Accounting Guidance, Not Adopted as of December 31, 2010

In October 2009, the FASB issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices. The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements. The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application. Accordingly, the Company is required to adopt this guidance beginning January 1, 2011. The Company does not expect that the adoption of this guidance will have a material effect on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, which amends ASC 718 Compensation — Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments are effective for fiscal year beginning on or after December 15, 2010, with early adoption permitted. Accordingly, the Company is required to adopt this guidance beginning January 1, 2011. The Company does not expect that the adoption of this guidance will have a material effect on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, which amends ASC 605, Revenue Recognition, Milestone Method of Revenue Recognition. The amendments provide guidance on defining a milestone under ASC 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments are effective for fiscal year beginning on or after June 15, 2010, with early adoption permitted. Accordingly, the Company is required to adopt this guidance beginning January 1, 2011. The Company does not expect that the adoption of this guidance will have a material effect on its consolidated financial statements.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

2.  Significant Accounting Policies  – (continued)

In December 2010, the FASB issued ASU 2010-29, which amends ASC 805, Business Combinations, Disclosure of Supplementary Pro Forma Information for Business Combinations. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2010, and should be applied prospectively. Accordingly, the Company is required to adopt this guidance beginning January 1, 2011. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

(w)	Comparative Figures

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

3.  Short-term Investments

	December 31, 2010	December 31, 2009
Commercial paper with term of 7 days, payable or renewable on Thursday during the week of maturity date, bearing maximum interest rate of 1.6% per year.	$1,512,447	—
Chinese corporate bonds, highest return capped at 3.1% per year, repaid on March 29, 2010 with principal and interest totaling $7,376,716.	—	7,313,149
Short-term investments	$1,512,447	$7,313,149

4.  Accounts Receivable — net

	December 31, 2010	December 31, 2009
Trade receivables (note 9)	$26,208,393	$27,453,986
Allowance for doubtful accounts	(4,212,922)	(2,169,319)
	21,995,471	25,284,667
Other receivables	374,825	256,199
Total accounts receivable	$22,370,296	$25,540,866

Accounts receivable with a carrying value of $12.1 million (RMB 80,000,000) were pledged as collateral for a bank loan (note 9).

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company records its allowance for doubtful accounts based upon its assessment of various factors. As of December 31, 2010, the Company provided 100% valuation allowance for accounts

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

4.  Accounts Receivable — net  – (continued)

receivables aged more than two years and approximately 50% valuation allowance for accounts receivable aged between one year and two years, adjusted for subsequent collections.

The Company’s maximum exposure to credit risk at the balance sheet date relating to trade receivables is summarized as follows:

	December 31, 2010	December 31, 2009
Aging within one year	$19,745,688	$25,117,390
Aging greater than one year, net off allowance for doubtful accounts	2,249,783	167,277
Total trade receivable-net	$21,995,471	$25,284,667

5.  Inventories

	December 31, 2010	December 31, 2009
Raw materials	$1,176,209	$2,275,003
Work in progress	632,911	779,170
Finished goods	13,050,291	6,544,945
Inventories	$14,859,411	$9,599,118

As of December 31, 2010, inventories included H5N1 and H1N1 vaccines placed in government stockpile in the amount of $7,302,674 (December 31, 2009 — $4,431,709) which will expire within one year.

For the year ended December 31, 2010, the Company charged $297,623 (RMB 2,017,494) (2009 — $187,442 (RMB 1,282,294); 2008 — $nil) of excessive fixed production overhead to cost of sales.

The inventory provision in 2010, 2009 and 2008 was $6,805,541, $593,451 and $962,772, respectively.

6.  Long-term Inventories

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year. These vaccines are for government stockpiling purpose.

	December 31, 2010	December 31, 2009
Finished goods	$77,659	$2,642,734
Long-term inventories	$77,659	$2,642,734

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

7.  Property, Plant and Equipment

	December 31, 2010
	Cost	Accumulated Depreciation	Net book Value
Construction in progress	$11,421,733	$—	$11,421,733
Plant and building	22,274,540	2,354,501	19,920,039
Land-use rights	11,204,708	395,487	10,809,221
Machinery and equipment	22,096,998	5,837,228	16,259,770
Motor vehicles	1,773,515	690,932	1,082,583
Office equipment and furniture	2,550,547	677,144	1,873,403
Leasehold improvement	3,553,318	883,839	2,669,479
Total	$74,875,359	$10,839,131	$64,036,228

	December 31, 2009
	Cost	Accumulated Depreciation	Net book Value
Construction in progress	$1,741,970	$—	$1,741,970
Plant and building	7,611,337	1,716,242	5,895,095
Land-use rights	1,258,566	222,064	1,036,502
Machinery and equipment	14,262,008	4,515,702	9,746,306
Motor vehicles	875,592	340,269	535,323
Office equipment and furniture	908,230	448,929	459,301
Leasehold improvement	3,436,277	544,086	2,892,191
Total	$30,093,980	$7,787,292	$22,306,688

A plant and building of Sinovac Beijing with a net book value of $3.2 million (RMB 20.9 million) were pledged as collateral for the credit facility (note 9).

Depreciation expense in 2010, 2009 and 2008 was $3,685,480, $1,841,261 and $1,298,069, respectively.

As at December 31, 2010, the accounts payable and accrued liabilities included $3,958,740 (December 31, 2009 — $1,120,330) for purchasing plant, property and equipment.

Loss on disposal and write down of equipment in 2010, 2009 and 2008 was $1,237,685, $169,678 and $126,236, respectively.

8.  Licenses and Permits

	December 31, 2010
	Cost	Accumulated Amortization	Net book Value
Inactivated hepatitis A	$3,195,295	$3,073,516	$121,779
Combined inactivated hepatitis A&B	459,475	274,140	185,335
H5N1 licenses (note 24 (c))	1,190,000	148,750	1,041,250
Total	$4,844,770	$3,496,406	$1,348,364

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

8.  Licenses and Permits  – (continued)

	December 31, 2009
	Cost	Accumulated Amortization	Net book Value
Inactivated hepatitis A	$3,090,047	$2,618,975	$471,072
Combined inactivated hepatitis A&B	444,340	220,303	224,037
Total	$3,534,387	$2,839,278	$695,109
(a)	Amortization expense for the licenses and permits was $546,623, $397,878 and $390,949 for the years ended December 31, 2010, 2009 and 2008, respectively.
(b)	The estimated amortization expenses for the remaining useful lives are as follows:

2011	$363,000
2012	59,500
2013	59,500
2014	59,500
2015	59,500
Thereafter	747,364
$1,348,364

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and permits, and other events.

(c)	See note 1 regarding risks and uncertainties associated with licenses and permits.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

9.  Loans Payable

	December 31, 2010	December 31, 2009
Bank loan (China Merchants Bank): RMB10,000,000, bearing interest at 5.56% per year, interest is payable quarterly and the principal is payable on December 22, 2011.	$1,512,447	$—
Loan from Beijing International Trust & Investment Co, Ltd. (BJITIC): RMB50,000,000, bearing interest at Bank of China’s primary rate for loans of six months to one year plus 1.04% per year, currently at 6.60% per year, interest is payable monthly and the principal is payable on December 7, 2011. The loan was collateralized by the trade receivables of Sinovac Beijing with a carrying value of RMB 80,000,000 as at December 31,2010. BJITIC transferred the loan’s title to Industrial and Commercial Bank of China Limited (ICBC) on December 8, 2010.	7,562,237	—
Bank loan (Bank of China): RMB9,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on April 5, 2011. The loan is exclusively for H1N1 working capital. Subject to the terms and conditions pursuant to the agreement, Sinovac Beijing is required to maintain a debt to asset ratio less than 90% and daily balance of cash and cash equivalents not less than RMB 50 million. The loan was repaid on April 2, 2011 (note 25).	1,361,203	—
Bank loan (China Merchants Bank): RMB 10,000,000, bearing interest at 5.31% per year, interest was payable quarterly and the loan was repaid on December 29, 2010.	—	1,462,630
Bank loan (Bank of Beijing): RMB 1,000,000 bearing interest at 5.31% per year, interest was payable quarterly and the loan was repaid on December 13, 2010.	—	146,263
Bank loan (Bank of Beijing): RMB100,000,000, bearing interest at 5.31% per year, interest was payable quarterly. The loan was repaid on June 28, 2010.	—	14,626,298
Loans payable – current-term	$10,435,887	$17,697,821
Bank loan (China Construction Bank): RMB 66,500,000, bearing interest at the bank’s primary lending rate and adjusted every 12 months, currently at 5.76% per year. The loan is exclusively for the purchase of the assets located in Changping District of Beijing. Interest is payable monthly. The total amount of the loan is $13.61 million (RMB 90 million) and is advanced to the Company in six installments according to the agreement. The entire principal amount is payable on February 9, 2015.	10,057,775
Loan payable – long-term	$10,057,775	$—

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

9.  Loans Payable  – (continued)

On November 13, 2010, Sinovac Beijing entered into an agreement with Bank of Beijing to obtain a credit facility of RMB 280 million. Pursuant to the agreement, the credit facility is for the Changping facility construction (note 10) and the plant and building of Sinovac Beijing with a net book value of $3.2 million (RMB 20.9 million) was pledged as collateral. Included in the credit facility, RMB 200 million is for issuing loans each with a repayment term of less than 60 months and RMB 80 million is for issuing letters of credit each with a term of less than six months. The agreement is effective from November 13, 2010 to November 13, 2015. As of December 31, 2010, the credit facility has not been utilized.

The weighted average effective interest rate was 5.56% and 5.78% for 2010 and 2009, respectively. Interest cost of $1,163,551, $914,546 and $604,076 for 2010, 2009 and 2008, respectively, was charged to expenses.

10.  Long-term Payable for Acquisition of Changping Assets

In February, 2010, Sinovac Beijing signed an agreement with Beijing Xingchang High Technology Development Corporation to purchase the facility located in Changping District, Beijing, China. The agreed purchase price between the two parties plus applicable property transfer tax is $18.23 million (RMB 123.6 million). To finance the acquisition, Sinovac Beijing entered into a loan agreement with China Construction Bank to borrow total RMB 90 million on February 10, 2010 (note 9). As of December 31, 2010, Sinovac Beijing made total payments of $10.6 million (RMB 70.1 million). The balance of the payable will be made in three instalments of RMB 10 million each on June 30, 2011, December 31, 2011 and June 30, 2012 and one payment of RMB 23.5 million on December 31, 2012. The long term payable of $4,842,509 (RMB 32,017,703) for acquisition of Changping assets represents the discounted present value due after December 31, 2011. The aggregate outstanding balance and maturity for the years ending December 31 following 2010 is as follows (note 14):

2011	$2,655,379
2012	4,842,509
Total payable	$7,497,888

The long-term payable was discounted at a rate of 5.40%. Accretion expense in the amount of $117,064 (2009 — $nil, 2008 — $nil) was included in interest and financing expenses.

11.  Income Taxes

Sinovac Beijing, Tangshan Yian, Sinovac Biological and Sinovac Dalian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises.

On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”) became effective. This Enterprise Income Tax Law eliminated the previous preferential tax treatment that was available to the foreign invested enterprises (“FIEs”) but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the Enterprise Income Tax Law, both domestic companies and FIEs are subject to an unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” (“HNTE”) status according to the new criteria and obtained the certificate on December 24, 2008. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2008 to 2010. The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the “High and New Technology Enterprise” criteria. Tangshan Yian is subject to a 25% income tax rate

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

11.  Income Taxes  – (continued)

but is subject to an income tax preferential exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit making year for the period from 2008 to 2013. The unified income tax rate of 25% is also applicable to Sinovac Biological and Sinovac Dalian until they obtain HNTE certificates.

The Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the Enterprises Income Tax Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. Substantially all members of our management are located in the PRC. As substantially all members of the management continue to be located in the PRC after January 1, 2008, the effective date of the Enterprise Income Tax Law and its implementation rules, Company may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on its worldwide income. The dividends that the Company receives from its PRC subsidiaries would be exempt from PRC withholding tax but be subject to income tax at 25% if the Company is recognized as a PRC tax resident.

If Sinovac Beijing had not been subject to the beneficial tax rate described above, the income tax expenses (net of non-controlling interest) would have been increased (decreased) by approximately ($2,545,830) (RMB17,254,418), $2,622,861 (RMB 17,942,992), $802,140 (RMB 5,584,700), for the years ended December 31, 2010, 2009 and 2008, respectively. Basic earnings (losses) per common share would have been approximately ($0.11), $0.41, $0.17 and diluted earnings (losses) per common share would have been ($0.11), $0.40, $0.17 for the years ended December 31, 2010, 2009 and 2008, respectively.

Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong are subject to withholding tax at a rate of 5%, or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from its PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. As of December 31, 2010, the withholding tax on undistributed earnings of Sinovac Beijing is $1,005,186 (December 31, 2009 — $1,398,123) based on 5%. The withholding tax rate and amount are subject to the approval of the PRC tax authorities.

The Company was incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

Income taxes are attributed to the operations in China and consist of:

	2010	2009	2008
Current	$1,004,607	$9,878,698	$3,441,168
Deferred	(1,708,489)	1,261,823	(487,011)
Total income tax expense (recovery)	$(703,882)	$11,140,521	$2,954,157

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

11.  Income Taxes  – (continued)

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

	2010	2009	2008
Income taxes at the statutory income tax rate	$—	$—	$—
Income taxes resultant from capital gain	—	2,485,556	—
Income taxes on dividend and interest income received from subsidiary	(420,237)	1,397,306	—
Loss of the subsidiary at higher rate in China	(1,897,897)	(650,715)	(349,255)
Income of the subsidiary (Sinovac Beijing) at higher rate in China	901,804	6,918,471	3,441,569
Tax benefit of losses in subsidiaries not recognized	2,172,278	772,572	365,125
Non-deductible expenses	13,800	355,924	(400)
Future tax rate difference on current timing differences	(1,487,233)	(133,719)	(471,039)
Others	13,603	(4,874)	(31,843)
Income tax expense (recovery)	$(703,882)	$11,140,521	$2,954,157

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follow:

	2010	2009
Tax losses carried forward	$1,897,897	$650,715
Tax on accounts receivable provision	631,938	325,398
Excess of tax cost over net book value of certain assets	3,189,131	1,895,251
Less: valuation allowance	(2,529,835)	(976,113)
Total deferred tax assets	3,189,131	1,895,251
Less: current portion	(2,682,069)	(1,375,174)
Total deferred tax assets – long term	$507,062	$520,077

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by its subsidiaries have not been recorded in the financial statements. The loss of its PRC subsidiaries in the amount of $10,927,995 (RMB72,253,714) can be carried forward for five consecutive years against its profits starting from 2011 and will expire in 2016.

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

No valuation allowance has been provided for the deferred income tax assets arising from Sinovac Beijing’s temporary differences other than differences arising from the accounts receivable provision. With Sinovac Beijing having five years of taxable income and the expectation of future earnings and the availability of certain tax planning strategies, the Company concluded that the valuation allowance relating to temporary differences in respect of long lived assets should be reversed. Management expects

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

11.  Income Taxes  – (continued)

that taxable income from operations in the future will be sufficient to utilize the deductions resulting from the reversal of temporary differences.

The valuation allowance relating to losses carried forward of the PRC subsidiaries are still required as realization of this element of the potential tax benefit is still uncertain.

12.  Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In 2010, 2009 and 2008, the non-controlling interest of Sinovac Beijing was 28.44%. The non-controlling interest of Sinovac Dalian was 70% for the period from the incorporation to December 27, 2010 and was 45% as of December 31, 2010 (note 16).

13.  Related Party Transactions and Balances

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Unsecured, non-interest bearing. The loan to non-controlling shareholder is in lieu of dividend.

	December 31, 2010	December 31, 2009
Due from China Bioway Biotech Group Holding Ltd., (“China Bioway”), a non-controlling shareholder of Sinovac Beijing	$3,397,522	$—
(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2010	2009	2008
Rent incurred to China Bioway	$581,941	$503,136	$494,373

In 2004, the Company entered into two operating lease agreements with China Bioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing,

China with annual lease payments totaling $206,335 (RMB 1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increased from $66,768 (RMB 452,600) to $200,304 (RMB 1,357,800) per year.

In June 2007, the Company entered into another operating lease agreement with China Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $301,425 (RMB 2,043,270). The lease commenced in June 2007 and has a term of 20 years.

In September, 2010, the Company entered into another operating lease agreement with China Bioway with respect to expansion of Sinovac Biological’s business on research and development for an annual lease payment of $118,680 (RMB 804,493). The lease commenced on September 30, 2010 and has a term of 5 years. Included in current and long-term prepaid expenses and deposits as at December 31, 2010, is $653,888 (RMB 4,323,374) (December 31, 2009, $201,590 (RMB1,378,273)), representing prepaid lease payments made to this related party.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

13.  Related Party Transactions and Balances  – (continued)

(c)	During 2010, 2009 and 2008, the Company incurred $176,032, $121,119 and $143,071 respectively, to directors of the Company, relating to management consulting services and director fees. Included in accounts payable and accrued liabilities as at December 31, 2010 is $56,250 (December 31, 2009 — $32,000; December 31, 2008 — $61,421).
(d)	The Company entered into a license agreement with a corporation related to China Bioway in respect to the trademark used on the Company’s products for nil consideration. This license agreement is non-exclusive and extends to August 20, 2011.

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2010 and December 31, 2009 consisted of the following (note 10):

	December 31, 2010	December 31, 2009
Trade payables	$970,114	$2,670,340
Machinery and equipment payables	1,303,361	1,120,330
Payable on acquisition of Changping assets	2,655,379	—
Accrued expenses	6,964,825	4,574,459
Value added tax payable	142,556	2,104,588
Other tax payable	331,295	324,253
Withholding personal income tax	1,109,318	1,073,015
Bonus and benefit payables	5,478,793	5,906,539
Other payables	3,135,549	873,094
Total	$22,091,190	$18,646,618

15.  Commitments and Contingencies

(a)	Operating Lease Commitments

The Company leases production plant and laboratory under operating leases (note 13 (b)). Rental expense amounted to $581,941, $503,136 and $494,373 in 2010, 2009 and 2008, respectively.

Minimum future rental payments under operating leases for the years ending December 31 are as follows:

2011	$582,000
2012	582,000
2013	582,000
2014	582,000
2015	582,000
Thereafter	7,250,896
Total minimum future payments	$10,160,896
(b)	Other Commitments

In addition to commitments disclosed in note 24, commitments related to R&D expenditures are approximately $347,175 as at December 31, 2010.

In addition to commitments disclosed in note 10, commitments related to capital expenditures are approximately $3,199,653.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

16.  Incorporation of Sinovac Dalian and Acquisition of Additional 25% Interest of Sinovac Dalian

The Company, through its subsidiary, Sinovac Hong Kong, incorporated Sinovac Dalian on January 19, 2010. Upon incorporation, the non-controlling interest shareholder of Sinovac Dalian contributed assets in the amount of $20,477,416 (RMB140,000,000) to own 70% interest in Sinovac Dalian. Sinovac Hong Kong contributed cash in the amount of $8,776,036 (RMB 60,000,000) to own 30% interest in Sinovac Dalian. Upon incorporation, the non-controlling interest was recorded at the fair value of $20,477,416 (RMB140,000,000). The transaction was accounted for as an asset acquisition. The Company consolidated Sinovac Dalian from the date of incorporation due to its control of Sinovac Dalian’s board of directors by holding two of three board seats.

On December 27, 2010, the Company purchased an additional 25% interest of Sinovac Dalian. An adjustment of $1,112,527 (RMB7,355,807) resulted from the difference between the fair value of the 25% interest in Sinovac Dalian acquired and the cash consideration of $7,562,237 (RMB 50,000,000) paid was charged to additional paid-in capital.

17.  Common Stock

Share Capital

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

In 2010, the Company issued a total 11,500,000 shares of common stock at $5.75 per share, including 1,500,000 shares of common stock pursuant to the full exercise of the underwriters’ over-allotment option. The Company received net proceeds of $61,845,306 after deducting underwriters’ commissions and offering expenses of approximately $4,279,694.

In 2010, the Company issued 220,700 shares of common stock on the exercise of employee stock options with exercise prices ranging from $1.60 to $2.69 per share, for total proceeds of $409,955.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

18.  Stock Options

(a)	Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the plan. As of December 31, 2010, 779,200 shares of common stock under the options plan remained available. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

The Company did not grant any stock options in 2008 and 2010. In January 2009, the Company granted 1,708,500 options to directors, officers and certain employees with an exercise price of $1.60, being the quoted market price of the Company’s shares at the time of grant. These options vest in installments from January 10, 2010 to April 10, 2012 and expire on January 10, 2014.

(b)	Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option pricing model:

	2010	2009	2008
Expected volatility	—	75.80%	—
Risk-free interest rate	—	1.38%	—
Expected life (years)	—	2.26	—
Dividend yield	—	Nil	—

The weighted average fair value of options granted in 2009 was $0.70 per option.

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

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

18.  Stock Options  – (continued)

(c)	Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2007	800,800	1.99
Exercised	(88,900)	1.50
Expired	(386,000)	1.31
Outstanding as at December 31, 2008	325,900	2.93
Granted	1,708,500	1.60
Exercised	(234,100)	2.98
Expired	(1,800)	3.36
Forfeited	(15,000)	1.60
Outstanding as at December 31, 2009	1,783,500	1.66
Exercised	(220,700)	1.88
Forfeited	(65,400)	1.60
Outstanding as at December 31, 2010	1,497,400	$1.63	$4,324,408
Exercisable at December 31, 2010	704,950	$1.67	$2,010,454

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.01 – $2.00	1,467,400	3.00	$1.60	674,950	3.00	$1.60
$3.01 – $4.00	30,000	—	$3.20	30,000	—	$3.20
	1,497,400	2.94	$1.63	704,950	1.67	$2.87

Included in selling, general and administrative expenses are $459,901, $422,860 and $66,542 of stock-based compensation in 2010, 2009 and 2008, respectively. Stock-based compensation expense is charged to operations over the vesting period of the options using the straight-line amortization method.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $604,222, $1,539,669 and $207,342 in 2010, 2009 and 2008, respectively, determined as of the date of option exercise.

As at December 31, 2010, there was $343,027 of unrecognized compensation cost related to non-vested stock options granted under the Plan. That cost is expected to be recognized over a period of 15 months. The estimated fair value of stock options vested during 2010, 2009 and 2008 was $528,675, $22,960 and $92,460, respectively.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

19.  Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac Biological and Sinovac Dalian, are required to maintain statutory surplus reserves, which include a general reserve and an enterprise expansion reserve. As a solely foreign invested enterprise, Tangshan Yian could only maintain a general reserve. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the general reserve after the general reserve is equal to 50% of the subsidiaries registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity and are not distributable other than upon liquidation.

For the year ended December 31, 2010, Sinovac Beijing appropriated 10% (2009 – 10%; 2008 – 10%) and 5% (2009 — 5%; 2008 — 5%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively. For the year ended December 31, 2010, the general reserve and the enterprise expansion reserve appropriated are $1,073,240 (RMB 7,096,045) (2009 — $2,875,711 (RMB 19,661,240); 2008 — $1,700,192 (RMB 11,653,456)) and $536,619 (RMB 3,548,023) (2009 — $1,437,856 (RMB 9,830,620); 2008 — $850,096 (RMB 5,826,728)) respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac Biological and Sinovac Dalian can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under the relevant PRC GAAP to a staff welfare and bonus fund. For the year ended December 31, 2010, the board of directors of Sinovac Beijing approved $536,619 (RMB 3,548,023); (2009 — $1,437,856 (RMB 9,830,620); 2008 — $850,096 (RMB 5,286,728)) for contribution to such fund which shall be utilized for collective staff benefits. The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2010, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Sinovac Biological and Sinovac Dalian have not made any profit since inception, so no appropriation to the statutory surplus reserves and staff welfare and bonus was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. In 2010 Sinovac Beijing declared a dividend of $3,285,902 (RMB 22,463,737) for fiscal 2009 (2009 — $3,849,501 (RMB 26,319,722), 2008 — $nil). As of December 31, 2010, the Company has nil dividend payable (December 31, 2009 — $nil).

In addition to the above reserves, transferring net assets from the Chinese subsidiaries to the Company in the form of dividend payments, loans or advances also requires the Company and certain shareholders to comply with certain administrative rules prescribed by the relevant Chinese government authorities.

Pursuant to the relevant PRC company laws and regulations, the Company’s PRC subsidiaries’ paid-in capital and statutory surplus reverses that are restricted from transfer or dividend distribution amounted to $72.2 million (RMB 477.1 million) and $34 million (RMB 232.3 million) as of December 31, 2010 and 2009.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

20.  Deferred Research and Government Grants

Deferred research grants (current) represent research and development grants received, net of research and development expenditures incurred. In 2010, the Company received $372,012 (RMB 2,521,760) (2009 — $1,318,857 (RMB 9,022,300)) in government grants for research and development expenses.

Deferred government grants (non-current) of $2,464,565 (RMB 16,295,212) (2009 — $2,646,669 (RMB 18,095,278) represent the amount that the Company received in 2007 for construction of a pandemic influenza vaccine production facility. The condition of receiving the production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government.

Government grant relating to the production facility of $265,547, $197,347 and $79,669 in 2010, 2009 and 2008, respectively, was recognized as other income.

21.  Deferred Revenue

Deferred revenue and long-term deferred revenue included $11,040,380 (December 31, 2009 — $9,653,357) received from the Chinese government for stockpiling of H5N1 vaccines and $1,994,692 (December 31, 2009 — $3,076,370) in advances from customers. The remaining $151,245 (RMB1 million) (December 31, 2009 — $146,263 (RMB 1 million)) represents government funding which requires the Company to fulfill certain conditions as prescribed in the agreement in the period of two years from receiving the funding.

22.  Earnings (Loss) per Share

Earnings (loss) per share was calculated as follows:

	2010	2009	2008
Net income (loss) attributable to the stockholders	$(8,507,344)	$19,958,388	$8,010,223
Basic weighted average common share outstanding	53,064,968	42,580,945	42,426,703
Dilutive effect of stock options	—	394,062	23,903
Diluted weighted average common share outstanding	53,064,968	42,975,007	42,450,606
Basic earnings (loss) per share	$(0.16)	$0.47	$0.19
Diluted earnings (loss) per share	$(0.16)	$0.46	$0.19

For the year ended December 31, 2010, the basic and diluted loss per share are the same as including the additional potential common stock equivalents would have an anti-dilutive effect on the loss per share calculation. For the years ended December 31, 2009 and 2008, nil and 2,728 stock options, respectively, were excluded from the calculation of diluted net income per common share, as the effect of including them would have been anti-dilutive.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

23.  Segmented and Sales Information

The Company operates exclusively in the biotech sector. The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All revenues are generated in China. Total long-lived assets of $65,384,592 (December 31, 2009 — $23,001,797) including property, plant and equipment and license and permits are all located in mainland China. The Company’s total assets by geographic location are as follows:

	December 31, 2010	December 31, 2009
Assets
Mainland China	$160,814,672	$135,414,537
Hong Kong	10,871,189	10,062,336
Total	$171,685,861	$145,476,873

The Company’s revenues by product are as follows:

	2010	2009	2008
Sales
Inactivated hepatitis vaccines	$16,200,844	$39,242,901	$42,433,227
Influenza vaccines	17,200,582	44,954,281	4,063,677
Total	$33,401,426	$84,197,182	$46,496,904

Sales of H1N1 and H5N1 vaccines represent 21.5% and 7.2%, respectively, of total revenue in 2010 (2009 — 35.3% and 0.1%, respectively). The H1N1 and H5N1 vaccines were all sold to Chinese government. The Company’s sales of H1N1 and H5N1 vaccines are dependent on government purchases. Loss of such government purchases would have a material adverse effect on the Company’s total sales.

24.  Collaboration Agreements

(a)	On March 12, 2009, the Company entered into a technology transfer agreement with Tianjing CanSino Biotechnology Inc. to develop a pneumococcal vaccine. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sales of the vaccine developed under the technology transfer agreement in Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000,000 and royalty payments ranging from percentages falling in the teens for the portion of the net sales in Chinese market less than RMB 100 million and the single digits for net sales in Chinese market in excess of RMB 100 million. Both parties will work together to develop international markets for the products. The Company recorded $400,000 in research and development expenses pertaining to the technology transfer agreement in the year ended December 31, 2010.

(b)	On August 18, 2009, the Company entered into a patent license agreement with the National Institutes of Health (“PHS”), an agency of the United States Public Health Services within the Department of Health and Human Services. PHS has granted the Company a non-exclusive license to make and use certain of its products. PHS has also granted the Company the right to use certain associated information for development of its licensed products.

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in U.S. Dollars)

24.  Collaboration Agreements  – (continued)

The Company has agreed to pay PHS a license issue royalty of $80,000 and a non-refundable minimum annual royalty $7,500, and earned royalties on net sales from ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement. In 2010, the Company recorded a license issue royalty of $7,500 in research and development expenses.

(c)	The Company agreed in principle with MedImmune, LLC, a US based pharmaceutical company, on a series of non-exclusive license and sub-license agreements to obtain the right of using the patented technology pertaining to H5N1 virus strain in the vaccines production. The Company agreed to pay a fixed portion of $1,190,000 and a milestone payment of $1,250,000 payable upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macao) of $40,000,000 and a milestone payment of $5,250,000 upon achievement of cumulative net sales of the licensed products in China (including Hong Kong and Macao) of $100,000,000. Pursuant to the same agreements under negotiation, the Company agreed to pay royalty payments in the amount of 9.5% of net sales of the licensed products in China (including Hong Kong and Macau).

25.  Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. During this period, the following material subsequent events were identified:

(a)	On January 24, 2011, the non-controlling shareholder of Sinovac Beijing, China Bioway, borrowed $1.512 million (RMB 10 million) in lieu of dividend from Sinovac Beijing. The loan is non-interest bearing and is to be eliminated by dividends to be declared from Sinovac Beijing (note 25(c))
(b)	On January 26, 2011, the Company made an investment of $2.18 million as capital injection to its subsidiary, Tangshan Yian, to support the business development.
(c)	On March 14, 2011, Sinovac Beijing declared a dividend of $20.53 million (RMB 135,754,781). The dividend payable to non-controlling interest of Sinovac Beijing is $5,839,357 (RMB 38,608,660). Net of the total due from the non-controlling interest of $4,909,970 (RMB 32,463,737), the balance of dividend payable to non-controlling interest is $929,387 (RMB 6,144,923).
(d)	On April 2, 2011, Sinovac Beijing repaid loan of $4.39 million (RMB 9 million) to Bank of China.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.
By: /s/ Weidong Yin Name: Weidong Yin Title: Chairman and Chief Executive Officer

Date: April 22, 2011

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Articles of Incorporation and By-laws, as last amended on March 21, 2006 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.1	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.2	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.3	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.4	Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.5	Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.6	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.7	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
4.8	Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)
4.9	Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)
4.10	Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)
4.11	Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)
4.12	Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

Exhibit Number	Description of Document
4.13	Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)
4.14	Asset Acquisition Agreement dated February 10, 210 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP

*	Filed with this annual report on Form 20-F