Form 20-F
period 2011-12-31
SINOVAC BIOTECH LTD
filed 2012-04-12
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number:  001-32371

SINOVAC BIOTECH LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Antigua, West Indies
(Jurisdiction of incorporation or organization)

No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China
(Address of principal executive offices)

Nan Wang Interim Chief Financial Officer No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China Tel: +86-10-8289-0088 Fax: +86-10-6296-6910 E-mail: ir@sinovac.com
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

54,773,961 common shares as of December 31, 2011

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

Our business is primarily conducted in China, and the financial records of our PRC subsidiaries are maintained in renminbi, their functional currency. However, we use the U.S. dollar as our reporting currency. At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in operations.

For your convenience, this annual report contains translations from renminbi to U.S. dollars  made at the bid rate reported by the Oanda Corporation on December 31, 2011, which was RMB6.3647 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 10, 2012, the bid rate was RMB 6.3286 to $1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. Key Information

A.           Selected Financial Data

The following selected consolidated statements of income data for the fiscal years ended December 31, 2009, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of income data for the fiscal years ended December 31, 2007 and 2008 and consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Year ended December 31,
Statement of income (loss) data	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Sales	$33,541	$46,497	$84,197	$33,401	$56,842
Cost of sales(1)	6,502	9,936	20,063	16,719	21,127
Gross profit	27,039	36,561	64,134	16,682	35,714
Operating expenses:
Selling, general and administrative expenses(2)	11,498	17,313	18,165	18,885	22,372
Provision for doubtful accounts	456	24	18	1,921	(167)
Research and development expenses	965	2,767	4,406	8,508	9,007
Depreciation of property, plant and equipment and amortization of licenses and permits	641	750	693	1,411	1,437
Government grants recognized in income	—	(80)	(1,296)	(1,924)	(764)
Total operating expenses	13,560	20,774	21,986	28,801	31,885
Operating income (loss)	13,479	15,787	42,148	(12,119)	3,829
Interest and financing expenses	(478)	(702)	(534)	(1,178)	(388)
Interest income	161	179	143	1,133	1,397
Other income (expenses)	29	32	(34)	96	280
Loss on disposal and write down of equipment	(4)	(126)	(169)	(1,237)	(455)
Income (loss) before income taxes and non-controlling interests	13,187	15,170	41,554	(13,305)	4,667
Income tax recovery (expenses)	(1,974)	(2,954)	(11,141)	704	(5,067)
Consolidated net income (loss)	11,213	12,216	30,413	(12,601)	(400)
Loss (income) attributable to non-controlling interests(3)	(3,563)	(4,206)	(10,455)	4,094	445
Net income (loss) attributable to the stockholders	$7,650	$8,010	$19,958	$(8,507)	$(845)
Earnings (loss) per share
- basic	$0.19	$0.19	$0.47	$(0.16)	$(0.02)
- diluted	$0.19	$0.19	$0.46	$(0.16)	$(0.02)
Weighted average number of common shares outstanding
- basic	40,254,192	42,426,703	42,580,945	53,064,968	54,608,919
- diluted	40,637,876	42,450,606	42,975,007	53,064,968	54,608,919

(1)          Excludes depreciation of land-use rights and amortization of licenses and permits of $418,867, $546,623 and 290,526 for 2009, 2010 and 2011, respectively.

(2)          Includes stock-based compensation expense of $422,860, $459,901 and $206,301 in 2009, 2010 and 2011, respectively.

(3)          The presentation and disclosure for non-controlling interests have been changed retrospectively with the adoption of new authoritative guidance effective January 1, 2009.

Balance sheet data	2008	2009	2010	2011
Cash and cash equivalents	$32,894	$74,953	$101,585	$104,287
Restricted cash	—	64	—	—
Total assets	83,203	145,477	214,358	215,908
Short-term loans	8,024	17,698	10,436	4,713
Total current liabilities	21,279	51,013	45,758	40,642
Long-term loans payable	2,188	—	10,058	17,321
Net assets	49,714	70,658	126,440	129,921
Non-controlling interests	7,185	13,808	21,317	15,377
Capital stock	43	43	54	55
Total stockholders’ equity	$49,714	$70,658	$126,440	$129,921

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

•                  price our products competitively; and

•                  construct product lines in time of which meet the new China good manufacturing practice, or GMP, standards implemented on March 1, 2011.

Although we were profitable from 2007 through 2009, we incurred losses in 2010 and 2011 and may not be able to return to profitability again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007 and were profitable from 2007 through 2009, we incurred losses in both 2010 and 2011.  We cannot assure you when we will be profitable again in the future. We incurred net losses attributable to stockholders of $8.5 million and $0.8 million in 2010 and 2011, respectively. Our losses have principally stemmed from increased spending on research and development, increased selling expenses and deprecation related to new subsidiaries of Sinovac Dalian and Changping site of Sinovac Beijing. The increased spending on R&D is one of our core strategies to maintain our long term growth opportunity. R&D expenses incurred on non-government sponsored projects are not capitalized in our financial statements. We expect our R&D spending will have a negative impact on our future net earnings. If we keep incurring losses in the future, such losses will have an adverse impact on our working capital, total assets, stockholders’ equity and cash flow. We cannot assure you that we will not incur additional losses in the future.

Increased sales of our vaccines to PRC government agencies and our strategy to capture market share in China’s growing market for publicly funded inoculations expose us to risks relating to doing business with the government.

We have increased sales of our vaccines to PRC government agencies. We are also pursuing a strategy to capture market share in China’s growing market for publicly-funded inoculations. While our increased sales to PRC government agencies afford us the opportunity to expand our sources of revenue and to further enhance our brand and reputation in China, we are exposed to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues of Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. 39.3% of our sales in 2009, 37.6% of our sales in 2010 and 25.0% in 2011 were attributable to Healive. Revenue from sales of Healive was $33.0 million, $12.5 million and $14.2 million in 2009, 2010 and 2011, respectively. We began marketing and selling Bilive in 2005, but sales of this product were limited before 2007. After Healive was included into the EPI program, we adjusted our marketing strategy to sell Bilive primarily in the private market, which resulted in an increase in sales of Bilive. Revenue from sales of Bilive was $6.2 million, $3.6 million and $12.7 million in 2009, 2010 and 2011, respectively. As Bilive is a combined hepatitis A and B vaccine, while Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a corresponding decrease in Healive sales in the private market as customers may substitute Bilive for Healive if they are sold in the same market segment. We target Healive towards the EPI market and Bilive towards the private pay market, respectively, in order to prevent competition between the two products. As a result of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

Maintaining and increasing revenue from the sale of flu vaccine is critical to our success. We began marketing and selling Anflu in 2006 and revenue from the sale of Anflu was $15.2 million in 2009, $7.6 million in 2010 and $8.1 million in 2011. In 2011, 14.3% of our revenue came from the sale of Anflu. However, the competition in the flu market is fierce as there are over 10 vaccine companies manufacturing seasonal flu vaccines in China and several multinational companies have announced that they plan on investing in manufacturing flu vaccines in China.

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

We manufacture vaccines that are injected into people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could injure the vaccinees and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity. For example, in November 2008, a minor in Beijing died two days after she received a dose of Healive. An autopsy was conducted and the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, the parents of the deceased initiated a lawsuit against us and three other defendants in Beijing’s Haidian District People’s Court claiming damages of RMB616,858. On November 19, 2010, Beijing’s Haidian District People’s Court absolved Sinovac of liability in the matter.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We currently do not carry product liability insurance for Healive, Bilive or Anflu. In addition, we have no clinical trial liability insurance for our clinical trials. In 2011, we generated $435,000 from exporting our products; however, we do not currently carry any product liability insurance for international market sales, although we are in the process to have one. Our current levels of insurance coverage may not be sufficient to satisfy liability resulting from product liability claims. A successful product liability claim or series of claims could have a material adverse impact on our business, financial condition and results of operations.

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

During the preparation of our consolidated financial statements for the year ended December 31, 2010, we identified a material weakness in our internal control over financial reporting. We remediated this material weakness during 2011 and have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2011. However, we cannot assure you that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the NASDAQ Global Select Market, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences on the Company.

Our common shares have been listed on the NASDAQ Global Market since November 2009 and we were added to the NASDAQ Global Select Market on January 3, 2011.  On January 18, 2012, we received a NASDAQ Staff Deficiency Letter indicating that we no longer complied with the requirement that the audit committee of a NASDAQ-listed company shall consist of at least three independent directors, due to the departure of Ms. Chup Hung Mok effective December 2011.  NASDAQ provided us with a cure period in order to regain compliance of until the earlier of our next annual shareholders meeting or January 4, 2013; or if the next annual shareholders’ meeting is held before July 2, 2012, then we must evidence compliance no later than July 2, 2012. In March 2012, we appointed Mr. Meng Mei as a new director of our board and as the chairman of our compensation committee and a member of our audit committee and nominating and corporate governance committee. We received a letter from NASDAQ on March 30, 2012 indicating that we had regained compliance with NASDAQ requirement. We cannot assure you, however, that we will always be able to comply with the requirements of the NASDAQ Global Select Market in the future. If for any reasons we are unable to comply with the requirements of the NASDAQ Global Select Market in the future, our shares could be delisted from trading on that exchange. De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all. In addition, de-listing by the NASDAQ Global Select Market might negatively impact our reputation and, as a consequence, our business.

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

We may not be able to maintain market share in China for with our commercialized vaccine, which could adversely affect our ability to increase our revenues.

Our market share is estimated based on the batch release number published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual sales number in the market. Although we supplied 31% of the total hepatitis A vaccine market in China, or 67% of the inactivated hepatitis A vaccine market in 2007, we supplied 23%, 13.2% and 7% of the total hepatitis A vaccine market, or 52%, 35% and 32.4% of the inactivated hepatitis A vaccine market in 2009, 2010 and 2011, respectively.  Going forward, we may not be able to compete with other hepatitis A suppliers for either private pay market or government paid market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share was 11.3% in 2009, 12% in 2010 and 8% in 2011. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue growth could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

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

Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to the insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded market. Most provincial and municipal governments prefer to purchase the lower priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. Our revenue growth could be adversely impacted if we are not able to successfully enter into the government-funded markets of these cities.

We may not be able to expand the sales of Bilive, the combined hepatitis A and B vaccine, in China.

We started to market Bilive in 2005. The sales of Bilive were very limited compared to other products sold by us from 2005 to 2008. Since 2009, our revenue derived from Bilive has grown rapidly, and the trend continued in 2011. We sold 946,000 doses,

684,000 doses and 1.8 million doses of Bilive in 2009, 2010, and 2011, respectively. Although there is currently no competition for Bilive in China, we cannot assure you that other organizations will not launch similar type of vaccines in the future. Also, as both hepatitis A and hepatitis B vaccines are included in the National Immunization Program, the coverage of which is expected to be expanded as required by the PRC government, we may not be able to further expand our sales of Bilive in the private pay market or we may not be able to achieve the similar level of growth in the future.

If end users, such as hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained the regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, hospitals and physicians may elect not to recommend these products for a variety of reasons, including the reimbursement policies of government and third-party payers. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the expected return on our investment in the development of animal vaccine products.

We are new to the animal vaccine market in China. In 2011, we developed and launched our first animal vaccine product, RabEnd, an animal rabies vaccine. China’s animal vaccine market differs significantly from the human vaccine market with regard to development stage, distribution channel and governing authorities. We may not achieve the expected returns on our investment in developing animal vaccine products. We established a new sales team to market our animal vaccine products to animal hospitals and CDCs. We also participated in the government tendering process. We cannot assure you, however, that we will succeed in our efforts to penetrate the animal vaccine market or that our animal vaccine products will be well received by our target customers. Failure of our animal vaccine products to gain market acceptance will negatively affect our business, financial condition and results of operations.

Our growth may be adversely affected if market demand for our vaccine products does not meet our expectations. We may encounter problems of inadequate supply or oversupply, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our growth may be adversely affected if market demands for our vaccine products do not meet our expectations. The production of vaccine products is a lengthy and complex process. As a result, our ability to match our production to market demand is imprecise and may result in a failure to meet market demand, which could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand. For example, many vaccinees receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition. If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales.

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

In January 2012, we initiated phase III clinical trials for enterovirus 71 vaccine against hand foot and mouth disease after positive results were achieved in phase I and II clinical trials conducted in 2011. In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharides vaccine and rubella vaccine in early 2011. Our product pipeline also includes vaccines for human rabies, varicella and rotavirus. Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term supply agreement for the hepatitis B vaccine we use for Bilive production. We source the hepatitis B vaccine entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B vaccine to be used in our Bilive production exclusively from Beijing Temple of Heaven for 10 years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B vaccine supply relationship. The agreement will expire in October 2012. We cannot assure you that Beijing Temple of Heaven will continue to furnish us with hepatitis B vaccine for the following years.

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

We rely on a limited number of facilities for the manufacturing of our products in accordance with relevant regulatory requirements. Any disruption to our existing manufacturing facilities or in the development of new facilities could reduce or restrict our sales and harm our reputation.

According to the China GMP standards, each product can only be produced in one dedicated production facility. We manufacture all our human vaccine products and store them in the same facility located in Beijing and our only animal vaccine product is manufactured and stored in one facility in Tangshan. We also conduct some of our primary research and development activities out of the same facilities. Although we have purchased facilities in Changping District, Beijing and also established a joint venture in Dalian, Liaoning province, the production lines that will be used for manufacturing pipeline products in the future are still under construction. We do not maintain back-up facilities for the current available products, so we are dependent on our existing facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. We currently do not carry business interruption insurance to compensate for losses that may occur as a result of these catastrophic events. Therefore, the occurrence of such an event could materially and adversely affect our business. In 2010, we purchased manufacturing facilities in Changping District, Beijing and Dalian, Liaoning province. The projects will require significant build-out before they will be operational. We may experience difficulties in expanding our manufacturing capabilities to the new facilities. Moreover, we may not realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to upgrade the production plant for our existing products or expand the facility, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. The proceeds will be used in research and development, facility expansion and international collaboration and potential merger and acquisition.

In the long run, we will need to raise additional funds from the capital markets to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, such as pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2011, we had approximately $104.3 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

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

In the past, we funded most of our research and development and other expenditures through government grants, working capital, bank loans and proceeds from private placements and public offering of our common shares. We may raise additional funds in future because our current operating and capital resources may be insufficient to meet future requirements.

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

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and SinoBioway Group Co., Ltd, or SinoBioway, an affiliate of Peking University, owns a 26.91% interest. SinoBioway’s interests may not be aligned with our interests at all times. If SinoBioway’s and our interests diverge, SinoBioway may exercise its right under PRC laws to protect its own interest, which may be adverse to us. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Sinovac Beijing) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. SinoBioway appoints the legal representative of Sinovac Beijing, who also serves as the chairman of the five-director board of Sinovac Beijing. Accordingly, SinoBioway has the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. Further, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, SinoBioway has a right of first refusal to purchase our interest under China’s joint venture regulations.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as mumps, varicella and rabies for human use. Pursuant to the joint venture agreement, we have made the initial cash contribution of RMB60 million in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group has made an asset contribution of RMB140 million including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. We have also entered into an agreement with Dalian Jin Gang Group, under which we have agreed, subject to the approval of the PRC government to increase our shareholding in Sinovac Dalian to 55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for a consideration of RMB50 million on or before December 31, 2010. The transaction was completed on December 31, 2010, and we currently own a 55% equity interest in Sinovac Dalian while Dalian Jin Gang Group currently holds a 45% equity interest in the entity.

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

Sinovac Beijing is currently owned 73.09% by us and 26.91% by SinoBioway. Tangshan Yian is wholly owned by us. Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., or Shenzhen Kexing, SinoBioway, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder), were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Our acquisitions of intellectual property rights and some equity interests were subject to these requirements. The technologies related to hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian.

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

In addition, before we acquired our 73.09% equity interest in Sinovac Beijing and 100% equity interest in Tangshan Yian, both companies had undergone multiple changes in their shareholders and these shareholders’ shareholdings. Some of the EOSA shareholders of Sinovac Beijing and Tangshan Yian, including SinoBioway and Tangshan Medicine Biotech Co., Ltd., have sold, transferred or assigned their respective equity interests in Sinovac Beijing and Tangshan Yian without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interests in Sinovac Beijing and Tangshan Yian.

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

We are a small company with 614 full-time employees as of December 31, 2011, and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Dr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information —  E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Risks Related to Government Regulation

We may not be able to comply with applicable GMP guidelines and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premise and equipment, raw material and products, qualification and validation, documents management, production management, quality control and assurance and products distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by the SFDA since March 1, 2011. The new GMP standards are similar to the GMP standards implemented by the World Health Organization, or the WHO. All the vaccine manufacturers are required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer who fails to meet the deadline will be forced to suspend production. We cannot assure you that we will be able to meet the new GMP standards within the required timeframe.

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

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we cannot assure you that we will continue to pass similar environmental examinations on any future production facilities that we may construct. In addition, according to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We are now producing Bilive vaccine using our production facility for hepatitis A vaccine and producing Panflu and Panflu.1 vaccines using our production facility for seasonal flu or Anflu vaccine, and have also upgraded the production capacity for our production facility for influenza vaccines, but we have not filed new environmental impact assessment reports. We are also using our filling and packaging line that was originally established to fill and package Panflu vaccine to package all our products. This is because we believe that the technologies and impacts on the environment involved in the production, filling and packaging of the additional vaccines are very similar to those involved in the production, filling and packaging of the vaccines that the lines were originally set up for, as a result of which no material changes have occurred that would require the filing of new environmental impact assessment reports. However, there is no assurance that the relevant environment protection authorities will share the same view with us. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

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

Failure to commence development of land which we have been granted right to use within the required timeframe may cause us to lose our land use right.

Sinovac Dalian was granted land use rights to two parcels of land, with an aggregate area of 95,685.6 square meters (approximately 1,030,000 square feet) located in the Economic and Technical Development Zone of Dalian, Liaoning province by the local government. According to the relevant PRC regulations, a parcel of land may be treated as idle land if development of the land has not been commenced within one year after the commencement date stipulated in the land use rights grant contract or the issuance date of the construction land approval certificate. Land users can extend the deadline for commencing the construction work for one year. All of our facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 55,606 square meters (approximately 598,582 square feet). However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 40,080 square meters (approximately 431,418 square feet), which Sinovac Dalian was granted right to use and we expect construction work on the land to commence by the end of 2012. It is possible that the PRC government may treat the land as idle land, in which case we may have to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to the PRC government. Although our financial condition may be adversely affected if we are required to pay idle land fees on penalty or forfeit the land, we do not believe there will be a material impact over the proposed production of mumps vaccine products and other pipeline products by Sinovac Dalian.

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

We have no patent protection for our hepatitis or influenza vaccines. We have four issued patents and a number of pending patent applications relating to our pipeline products in the PRC. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We may lose the right to use “科兴” (Kexing) on our vaccine products and/or as part of our trade name.

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also intend to use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the “科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark”, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and over 99% of our sales are currently made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our shares of common stock. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian and Sinovac R&D (formerly known as Sinovac Biological), and our 55%-owned joint venture, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends. In addition, if Sinovac Beijing, Tangshan Yian or Sinovac R&D (formerly known as Sinovac Biological) incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 99% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing,  Tangshan，Sinovac R&D, Tangshan Yian, and Sinovac Dalian are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

The value of the renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately more than 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar until June 2010, when the renminbi began to further appreciate against the U.S. dollar as a result of the PRC government’s announcement on June 19, 2010 that it would further increase the flexibility of the renminbi exchange rate. These changes in currency policies resulted in an appreciation of the renminbi against the U.S. dollar by 31.5% between July 21, 2005 and December 31, 2011.

It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against foreign currencies. As a portion of our costs and expenses is denominated in renminbi, a resumption of the appreciation of the renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in renminbi, any significant depreciation of the renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us.

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both effective from January 1, 2008, both domestic companies and the foreign invested enterprises, or the FIEs, are subject to a unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies. Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status according to the new criteria and obtained the corresponding certificate with a three-year valid period on September 14, 2011. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2011 to 2013. Tangshan Yian is subject to a 25% income tax rate but is subject to an income tax preferential exemption from income taxes for two years and a 50% reduction in income taxes for the three years from 2008 to 2013. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

The EIT Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda. As a foreign legal person, dividends derived from our subsidiaries in the PRC were exempt from income tax under PRC law before January 1, 2008. Under the EIT Law and its implementation rules, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. According to the Arrangement between Mainland of China and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period of greater than 12 months), or otherwise 10%. In 2009, Sinovac Biotech (Hong Kong) Ltd., or Sinovac Hong Kong, paid 10% withholding tax rate on the dividend received from Sinovac Beijing due to the holding period of the subsidiary less than 12 months from the date of the transfer the ownership of Sinovac Beijing to Sinovac Hong Kong. As of the date of this annual report, Sinovac Hong Kong has not received approval from Chinese tax authorities to apply 5% withholding tax rate on dividend received from Sinovac Beijing for 2010 and 2011. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders.

In addition, the EIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the implementation rules of the EIT Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of our management are located in the PRC, we may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on our worldwide income, although the dividends that we receive from our PRC subsidiaries would be exempt from PRC withholding tax if we are recognized as a PRC tax resident.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the EIT Law, our shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of our shares by our non-PRC enterprise shareholders were subject to the EIT, such shareholders’ investment in our shares would be materially and adversely affected.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the amount of a PRC foreign-investment company’s registered capital plus all external borrowings by such company. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing and Sinovac Dalian, must be approved by their minority shareholders, SinoBioway or Dalian Jin Gang Group, respectively, as well.

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

We are a holding company and conduct our business in China through our 73.09% majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian, Sinovac R&D (formerly known as Sinovac Biological) and Sinovac Hong Kong, and our 55%-owned joint venture Sinovac Dalian. Sinovac Beijing was incorporated on April 28, 2001, Tangshan Yian was incorporated on February 9, 1993, Sinovac Hong Kong was incorporated on October 21, 2008, Sinovac R&D (formerly known as Sinovac Biological) was incorporated on May 7, 2009, and Sinovac Dalian was established on January 19, 2010.

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing through contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of $2.9 million.  We currently own 73.09% of the equity interest in Sinovac Beijing.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which will focus on the research, development, manufacturing and commercialization of vaccines, such as rabies, varicella, mumps and rubella vaccines for human use. We plan to manufacture live attenuated vaccines and vero cell cultured vaccines at the production facilities of Sinovac Dalian. Pursuant to the joint venture agreement, we have made an initial cash contribution of RMB60 million in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group has made an asset contribution of RMB140 million including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. We have also entered into an agreement with Dalian Jin Gang Group, under which we have agreed, subject to the approval of the PRC government, to increase our shareholding in Sinovac Dalian to 55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group Co., Ltd., or Dalian Jin Gang Group for a consideration of RMB50 million on or before December 31, 2010. The transaction was completed before December 31, 2010, and Sinovac has increased the shareholding to 55% and Dalian Jingang holds 45%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at the price of $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million. As of December 31, 2011, we have paid RMB90.1 million and the remaining payable of RMB33.5 million ($5.3 million) will be due before December 31, 2012. To finance this purchase, we borrowed a five-year bank loan of RMB90 million ($14.1 million) from China Construction Bank, for which we have received RMB76.5M ($12.2 million) as of December 31, 2011. We have already completed the construction of a new warehouse and in the process of setting up a new filling and packaging line in compliance with the WHO standards and a production line for EV71 vaccine.

We have increased the capital investment to Tangshan Yian with the total amount of $2.2 million. The increased investment is primarily used for the construction of a GMP-compliant animal rabies vaccine production plant.

In October 2011, we purchased an additional 1.53% interest of Sinovac Beijing and increased our ownership from 71.56% to 73.09% through contributing declared but unpaid dividends in the amount of $2,906,308 (RMB18,605,600).

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.            Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of market leading products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals in China for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval in China for the production in China of our whole viron pandemic H5N1 influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In 2011, our animal rabies vaccine was approved by the Ministry of Agriculture for commercialization. In December 2011, Sinovac Dalian, an operating subsidiary of the Company obtained the production license from the SFDA for its mumps vaccine product. Sinovac Dalian, applied for the GMP certification of its mumps vaccine production plant with the SFDA in March 2012 and is currently is waiting for notification of the inspection date from the SFDA. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained approval from SFDA to commence human clinical trials of a vaccine for EV71 (hand, foot and mouth disease) on December 23, 2010. In 2011, phase I and II clinical trials of the EV 71 vaccine were completed. We initiated phase III clinical trial in January, 2012. We filed an application for the clinical trials of pneumococcal conjugate vaccine, pneumococcal polysaccharides vaccine and rubella vaccine in early 2011. Our product pipeline also includes human vaccines for rotavirus, human rabies, and varicella that are in pre-clinical development.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Set forth below is a table that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre- clinical	File IND	Obtain Clinical Approval from SFDA	Phase I	Phase II	Phase III	On sale
Healive	Hepatitis A

Bilive	Hepatitis A & B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(2)

Panflu.1	Influenza A H1N1 virus

RabEnd	Rabies Virus (in animals)

EV71 Vaccine	EV71 Virus

Mumps Vaccine	Mumps			.......................................................................

Pneumococcal Conjugate Vaccine	Pneumococcus

Pneumococcal Polysaccharides Vaccine	Pneumococcus

Rubella Vaccines	Rubella

Rotavirus Vaccine	Rotavirus
Rabies Vaccine for Humans	Rabies Virus (in humans)

Varicella Vaccine	Varicella-zoster virus (Herpesvirus 3, Human)

(1)    Our Panflu whole viron pandemic influenza vaccine did not undergo Phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.

(2)    Our Panflu Split Viron Pandemic Influenza Vaccine will not undergo Phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.

•             Healive.  In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the Chinese government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 29.37 million doses of hepatitis A vaccines were approved and released in 2011 in China. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2009, 2010 and 2011, we sold approximately 3.1 million 2.6 million and 2.7 million doses of Healive, which generated approximately $33.0 million, $12.6 million and $14.1 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 31 million doses as of December 31, 2011. We are selling Healive in Mongolia and Nepal and are currently seeking the regulatory approval to sell Healive in India and Ukraine.

•

Bilive.  In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. Currently, we are the only supplier in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, is 100% in 2011. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2009, 2010 and 2011, we sold approximately 946,000, 684,000 and 1.8 million doses of Bilive, which generated approximately $6.2 million, $3.6 and $12.7 million in revenues, respectively.

•

Anflu.  In October 2005, we received the final approval from the SFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, task force member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that do not contain preservatives. According to the NIFDC lot release records, 41.83 million doses of influenza vaccines were approved and released in China in 2011, compared to 48.2 million doses in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 5.1 million, 2.4 million and 2.2 million doses of Anflu in 2009, 2010 and 2011, which generated approximately $15.2 million, $7.6 million and $8.1 million in revenues, respectively. Anflu is registered for sale in the Philippines. We are currently seeking the regulatory approval to sell Anflu in India and Mexico.

•

Panflu.  In April 2008, we were granted a production license for Panflu by the SFDA. Panflu is the only approved vaccine available in China against the H5N1 influenza virus although we received the virus strains at the same time as other manufacturers globally, which demonstrated our strong research and development capability. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from WHO. We started to sell Panflu in August 2009.  Our revenue from the sale of Panflu amounted to $64,318, $2.4 million and $7.8 million in 2009, 2010 and 2011, respectively.

•

Panflu.1.  In September 2009, we were granted a production license for Panflu.1 by the SFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that has not been seen previously in either human beings or animals. We received orders of 20.97 million doses as of the date of this annual report. According to the NIFDC lot release records, we were ranked No. 2 in market share in China in 2009 and No. 3 in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or20 million doses of Panflu.1. We started to sell

Panflu.1 in September 2009. Our revenue from the sale of Panflu. 1 amounted to approximately $29.7 million, $7.2 million, and $14 million in revenues in 2009, 2010, and 2011 respectively. Panflu.1 is also registered for sale in Mexico.

•

Split viron pandemic influenza vaccine.  Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. The production license was granted on November 11, 2011, which was approved to be used among the teenagers aged from 12 to 17.

•

RabEnd. Animal rabies is the leading cause of transmission that results in human rabies. Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals. On January 18, 2008, China approved compulsory vaccination for dogs. The construction of animal rabies vaccine production line in Tangshan has been completed. We launched RabEnd, the inactivated animal rabies vaccine, in China in September 2011 after obtainingthe required approvals, including the production license, the New Animal Drug Certificate and the GMP Certificate.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, including human vaccines for the EV71 virus, pneumococcal, rotavirus, rabies, varicella and rubella that have completed or are in pre-clinical development. And we are waiting for the GMP certification notice for our mumps vaccine plant from SFDA.

•

EV71 virus.  Enterovirus 71, or EV71, causes hand, foot and mouth disease, or HFMD, among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia , Vietnam and Taiwan. According to the China CDC in 2009, over 1.1 million cases were reported in China, with over 353 reported fatalities. In 2010, over 1.7 million cases were reported in China, with over 880 reported fatalities. And in 2011, over 1.6 million cases were reported in China, with over 500 fatalities. There is no identified treatment for enterovirus infections and no vaccine is currently available. We have started our research and development of the EV71 vaccine since 2007, and our animal model has shown good safety and immunogenicity. In December 2009, the SFDA accepted our application to commence human clinical trials, which is the first clinical trial application for the EV71 vaccine in China. We have obtained the approval from SFDA to commence clinical trials on December 23, 2010 and have initiated phase I clinical trial for EV71 vaccine on December 30, 2010. We completed phase I and II clinical trials in 2011and initiated the phase III clinical trial in January 2012. We have five pending PRC patent applications relating to the EV71 vaccine in China. Our EV71 vaccine will target children five years old or under, who numbered approximately 80 million in China.

•

Pneumococcal Conjugate Vaccine.  Pneumococcal is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of them young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, the only similar product is available from Pfizer (Prevnar). No domestic producer has a license to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who numbered approximately 32 million in China. We filed an application for clinical trials with the SFDA in March 2011.

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

•

Rabies in humans.  Rabies is an infection of the central nervous system acquired through the bite of a rabid animal. The WHO recognizes rabies as the infectious disease with the highest fatality rate in humans, which is 100% when left untreated. Rabies is prevalent in China and the only preventative treatment against rabies in humans is vaccination. China is among the countries most threatened by rabies. Based on available data, approximately 2,400 fatal human cases of rabies are reported each year in China.  We are conducting pre-clinical study of a human rabies vaccine.

•

Varicella.  Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (Herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the

NIFDC lot release records, 14.2 million doses of varicella vaccines were approved and released in China in 2011, compared to 13.6 million doses in 2010. We are conducting pre-clinical trials of a human vaccine for Varicella.

•

Mumps and Rubella.  Mumps is a viral disease of the human species, caused by the mumps virus. It is a significant threat to health in the developing countries. According to the NIFDC, in 2011, 13 million doses of vaccines for mumps were approved for sale in China. Rubella is a disease caused by the rubella virus and an acute infection is normally associated with the symptoms of fever and systemic rash. We are expecting GMP inspection on the production plant of mumps and we expect our mumps vaccine to be approved for commercialization in the second half of 2012. We completed the pre-clinical study for rubella vaccine and submitted the clinical trial application to SFDA in April 2011. Our long-term objective is to launch an MMR vaccine, a mixture of three live attenuated viruses, administered via injection for immunization against measles, mumps and rubella, in five years. According to the NIFDC lot release records, 26.3 million doses of MMR were approved and released in China in 2011, compared to 26.6 million doses in 2010. In February 2008, the Chinese government included MMR vaccine in its national immunization program.

•

Rotavirus.  Rotavirus is a common cause of severe diarrheal disease in infants and young children worldwide. Primarily transmitted by the fecal—oral route, rotaviruses affect the vast majority of children worldwide under the age of three, and in particular affect children under one year old in most developing countries. WHO highly recommends each country to include a rotavirus vaccine in its national immunization program. The rotavirus vaccine mainly targets young infants under one year old, numbering approximately 16 million in China. There is currently only one supplier of Rotavirus in China. According to the NIFDC, in 2011, 5.8 million doses of vaccines for rotavirus were approved for sale in China, which we believe do not fully satisfy market demand. We are conducting pre-clinical trials of a human vaccine for rotavirus derived from the virus strain licensed by us from an entity in the U.S.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu and Panflu.1 and RabEnd, and have made significant advances in the prevention of SARS. We believe that we were the first company in the world to complete a Phase I clinical trial of a SARS vaccine. In addition, our avian influenza vaccine product, Panflu, is the only approved vaccine available in China against the H5N1 influenza virus. Our Panflu.1 is the first approved vaccine in China and the world against the influenza A H1N1 virus. We believe our R&D capabilities provide us with a key competitive advantage. We intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as pandemic influenza (H5N1), influenza A H1N1 and EV71, as well as the vaccine products with extensive market demand in China and other developing countries, such as pneumococcal vaccines, rotavirus vaccine and human rabies vaccine. We have started our research and development of the EV71 vaccine since 2007, and we obtained the approval to commence clinical trials for EV71 vaccine from SFDA on December 23, 2010. Phase I and II clinical trial were completed in 2011. We initiated phase III clinical trial on EV71 vaccine in January 2012. In 2008, we initiated the research and development projects on pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine, rotavirus vaccine, and other vaccines. We have completed the preclinical studies on pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine. The applications for commencing human clinical studies were submitted to SFDA in 2011.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built a R&D center of approximately 13,300 square feet in the campus of our Beijing headquarter, which we expect will meet our current R&D demand to conduct three to five research projects at the same time. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products.

In order to achieve our R&D goal, part of our R&D strategy is to focus on in-house development and to establish collaborations with domestic and international partners on technology and virus strains use rights licensing . We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. In most cases, we will own the commercial rights to the products that result from our existing R&D strategic collaborations. Set forth below are examples of projects on which we have collaborated:

Partner	Projects	Scope of Collaborations
National Institute for Viral Disease Control and Prevention of China CDC	Universal Pandemic Influenza Vaccine (National High-Tech Research and Development Plan)	Vaccine development

Institute of Laboratory Animal Sciences, University of Agriculture	Inactivated Animal Rabies	Inactivated animal rabies vaccine development

University of Sydney	EV71	Animal model

National Institute for Viral Disease Control and Prevention of China CDC	EV71	Obtaining virus strain

Tianjin CanSino Biotechnology Inc.	Pneumococcal vaccine	Co-development

United States Public Health Services	Rotavirus	Patent license to transfer

within the Department of Health and Human Services	of virus strain

The continuous investment in R&D is one of our strategies, which, we believe, will ensure the company’s future growth. Our research and development expenses were $4.4 million, $8.55 million and $ 9.0 million in 2009, 2010 and 2011, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs, including SARS and pandemic influenza. We received government research funding in the amount of $1.3 million, $372,012 and $893,000 in 2009, 2010 and 2011, respectively.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market while leveraging this strength to established a presence in the government-paid market. We also will continue to maintain and develop stable, solid and long-term relationships with the various provincial and municipal CDCs that constitute our key customer base. To this end, we engage in various marketing activities to promote our products and services. We provide our services based on our well understanding of the demands of CDC. For instance, we regularly hold academic symposia for our CDC customers during which a group of experts and scholars invited by us give lectures to the CDC personnel and update them on the latest research progress in diseases and vaccines. We also assist our CDC customers in “grass roots” disease prevention efforts. In addition, we collaborate with provincial and municipal CDCs to offer training programs related to disease control and prevention with a view to enhancing the public’s awareness and knowledge about epidemic prevention and control. We also employ traditional marketing tools to promote our products such as exhibiting posters at scientific conferences and publishing academic papers in academic journals, such as the Chinese Journal of Vaccines and Immunization and Chinese Journal of Epidemiology.

In 2011, we successfully implemented our strategy of increasing our sales of Bilive in private market to offset the decrease in sales of Healive in private market due to its inclusion in China’s EPI program. Revenue generated from Bilive in private market increased by 249% to $12.7 million in 2011. And combining the sales revenue of $7.3 million generated from Healive in private market, the sales generated from hepatitis vaccines in private pay market totaled approximately $20 million, compared to $12.6 million in 2010. Meanwhile, we have implemented a special task force composing of experienced sales professionals focusing on EPI sales, which resulted in $8.2 million generated from EPI sales in 2011, increasing 71% compared to $4.8 million in 2010.

Unlike many of our competitors who typically rely on third-party distributors to sell to the CDCs, China’s dominant channel for vaccine sales, our sales and marketing team, which comprised 165 staff members in 31 provinces throughout China as of December 31, 2011, in most cases, sells directly to the CDCs. This network enables us to better control the supply chain and gain a deeper understanding of the end market. Our sales network has a national coverage across China. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team has created stable relationships with our customers by providing them with technical support and trainings. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong (Panflu and Anflu), Mexico (Panflu.1), Nepal (Healive) and the Philippines (Anflu). We have already exported some of our product to Philippines, Nepal and Mongolia. We are currently seeking regulatory approval to sell a number of our products in countries such as India (Healive), Mexico (Anflu), and Pakistan (Healive and Anflu), and Ukraine (final bulk of Healive). We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful. In addition, we have also entered into various distribution agreements with international healthcare companies such as Glovax to distribute products in different parts of the world. Such business partnerships enable us to explore business opportunities internationally.

In May 2011, we agreed to terminate the exclusive distribution agreement entered into with LG Life Sciences, Ltd. on February 29, 2006 in response to a request of LG Life Sciences to terminate the agreement in February 2011.  According to the agreement, Sinovac shall exclusively help LGLS register and market its hepatitis B vaccine in China. Due to LGLS’ reassessment of the market potential of the vaccine, it decided to terminate the agreement.  We do not think there will be any material impact on our business.

On June 14, 2011, we terminated the exclusive distribution agreement entered into with Parenteral Biotech Ltd. on April 15, 2009. According to the agreement, Parenteral is obligated to assist us to register and market our Anflu product in India on an exclusive basis. After a reassessment of the registration process of Anflu, however, we decided to terminate this agreement.

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

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material we use, with the exception of the hepatitis B antigens we use for Bilive production. We source the hepatitis B antigens we use for Bilive production entirely from Beijing Temple of Heaven, pursuant to a long-term supply agreement. In an agreement dated October 15, 2002, we agreed to purchase all hepatitis B antigens to be used in our Bilive production exclusively from Beijing Temple of Heaven for ten years and to enter into a separate supply agreement in the future to specify the pricing, quantity, delivery and payment terms of the hepatitis B antigens supply relationship. The agreement will expire in October, 2012. It is uncertain whether Beijing Temple of Heaven will continue to furnish us with hepatitis B vaccine after the expiry of the agreement.  Raw materials generally have been in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have four manufacturing bases located in Haidian District and Changping District of Beijing, Dalian City of Liaoning Province, and Tangshan City of Hebei Province.

We have two production lines and one filling and packaging line located in our principal manufacturing facility in Haidian District of Beijing. All of our three lines are Chinese GMP-certified. Our Healive and Bilive share the same production line, which has an aggregate annual capacity of 10 million doses. Our Anflu production line has an annual capacity of eight million doses, which can also be used to produce Panflu and Panflu.1. The annual capacity of the current filling and packaging line is 20 million doses. Our Healive, Bilive and Anflu facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively and renewed their GMP certificates for another five years in 2008, 2010 and 2010 respectively. The GMP certification was granted to our filling and packaging facility on February 2, 2009. We are required to meet the newly implemented GMP standards by December 31, 2013

Our new production site in Changping District of Beijing is still under construction, which will be used to produce our EV71 vaccine. The EV71 vaccine production line has a designed annual capacity of 10 to 20 million doses. Meanwhile, we are also building a new filling and packaging line in Changping site. The two lines are designed and constructed in compliance with the new China GMP standard, which is very similar to the WHO GMP standard.

Our production site in Dalian focuses on the manufacturing of live attenuated vaccine and human rabies vaccine. In December, 2011, we have obtained the production license from SFDA for our mumps vaccine.  In March 2012, we applied for the GMP certification inspection with SFDA, and currently we are waiting for the notification of GMP inspection from SFDA.

Our production site in Tangshan city focuses on the manufacturing animal vaccines.

Each of our production sites has its own department responsible for quality assurance, or QA. These QA departments are directly supervised by a QA team at our headquarter, which is responsible for establishing QA procedures for production of our human vaccine products. We are establishing QA procedures for the production of our animal vaccine products, which differs from the QA procedures for our human vaccine products due to differences in authorities and policies governing these two types of products. The QA departments at the subsidiary level are responsible for executing the QA procedures established by our headquarter level QA team during the manufacturing process. In addition, the headquarter level QA team also provides training to our subsidiary level QA teams on a regular basis.

We have four production sites in China. Each of them has its own quality assurance departments, who are under the supervision of QA team of Sinovac Beijing. The QA team at parent level is responsible for establishing quality assurance system and procedures for the three human vaccine productions. QA departments of each subsidiary manufacturing human vaccines is responsible to execute based on the system established by the parent company. Timely training is provided by QA team at parent level to the QA team at subsidiaries. The parent company’s QA team is also assisting Tangshan Yian on establish animal vaccine production quality assurance procedures, but the quality governing organization and policies are different from human vaccine.

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

Collaborations

We licensed from MedImmune, LLC certain rights to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $6.5 million conditional upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). As of December 31, 2011, an upfront license fee was included in the account payable and accrued liabilities. No milestone payments have been paid or are payable because the cumulative net sales target has not been achieved.

In August 2009, we entered into a patent license agreement with the National Institutes of Health, or PHS, an agency of the United States Public Health Services within the Department of Health and Human Services. PHS grants us a non-exclusive license to make and use its certain licensed products. PHS also grants us the right to use the relevant information for development of its licensed products. We have agreed to pay PHS a license issue royalty of $80,000 and a non-refundable minimum annual royalty of $7,500, and royalty payments on net sales with a range in single digit depending on the sales territory and the customers. The Company has also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement. In 2011, the Company recorded a license issue royalty of $21,125 (2010 - $7,500; 2009 - $90,274) in research and development expenses.

In July 2009, Tangshan Yian entered into a research agreement with University of Sydney on protective research of EV71 vaccine in animal model. The research purpose is to evaluate the efficacy of EV71 vaccine on mice after challenging mice with EV71 virus. Based on the agreement, the animal model was established by the University of Sydney and the study results showed good efficacy profile of EV71 vaccine candidate with cross protection against other sub-type of EV71 virus. On July 20, 2009, Tangshan Yian entered into a transfer agreement with Sinovac Beijing. Therefore, Sinovac Beijing has the ownership of this research and has full right to use it.

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc., a non-related company, to develop a 7-valent pneumococcal conjugate vaccine. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment based on net sales in Chinese market. Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments in eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The percentage of royalty payments for the portion of annual net sales below RMB100 million will be in the teens and the percentages of royalty payments for the portion above RMB100 million will be of single digits. The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval. Both parties agreed to work together to develop international markets for the products. On December 14, 2011, we entered into an amendment to the technology transfer of another six serotypes and related technology to us for $300,000 to develop a 13-valent pneumococcal conjugate vaccine. As of the date of this annual report, we have paid a total of $1 million in milestone payments to this party.

In December 2008, we entered into a distribution agreement with IP-BIOTECH, a trade company in Philippines, we appointed IP-BIOTECH to be the exclusive distributor of Anflu in the Philippine market.  We obtained registration approval for Anflu with Northern hemisphere influenza strains for the period 2010-2011 in November 2011, and we have distributed 170,500 doses of our Anflu in Philippines since 2010.

In July 2008, Sinovac Beijing and Tangshan Yian entered into the co-development agreement with the Institute of Laboratory Animal Sciences of the University of Agriculture to jointly develop the animal rabies vaccine. Sinovac Beijing is responsible for assigning technical personnel to develop an animal rabies vaccine. The Institute of Laboratory Animal Sciences is responsible for making development strategy and provides guidance on the roadmap design for vaccine development and to assist Tangshan Yian on regulatory applications with the animal rabies vaccine. Tangshan Yian is responsible for establishing the R&D center and commercial production line for animal rabies vaccine and carrying out vaccine development project, applying for the New Drug Certificate for animal rabies vaccine, and providing the financial resources, etc. Tangshan Yian will be the applicant for and the exclusive owner of the future new drug certificate, production license and any patent or know-how in connection with the animal rabies vaccine. In 2011, the animal vaccine has been approved for sales.

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

In February 2006, we entered into an exclusive distribution agreement with LGLS under, which LGLS granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. On March 7, 2007, we filed the application for regulatory approval for product registration for sales of Euvax B in China. During 2008, we worked with LGLS and the NIFDC on the vaccine’s testing and verification of drug standards to speed up the sample tests. In July 2009, the NIFDC completed the sample tests and verification of drug standards for Euvax B and the sample test report has been forwarded to the Center for Drug Evaluation of SFDA, or CDE. On December 26, 2009, we submitted the supplementary documents required by the CDE for technology evaluation as part of the approval process and obtained the approval from SFDA to commence clinical trials in China in April 2010. Due to the reassessment of hepatitis B vaccine market potential in China, LGLS has decided to terminate the agreement. We accepted the termination request.  We do not think there will be any material impact on our business.

In August 2005, we entered into a distribution agreement with Glovax C.V., a Dutch biopharmaceutical company with operations in Mexico, pursuant to which we appointed Glovax to be the exclusive distributor of our vaccine products in the Mexican market. We obtained the registration approval for our H1N1 vaccine in Mexico on October 13, 2009, and GMP license for both Anflu and Healive from Mexico government.

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

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In recent years, SFDA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies can no longer be sold in China. However, according to the SFDA, there are approximately 40 vaccine companies in China, of which we believe approximately 10 are our direct competitors. In addition, multinational companies have started to localize their vaccine production in China by making acquisitions and by forming joint ventures with Chinese companies, which is expected to further intensify the competition.

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

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to the hepatitis A vaccine, we consider Kunming Institute of Biological Product, Changchun Institute of Biological Products, Changchun Changsheng Life Sciences Ltd, and Pukang Biological Co., Ltd., and as our major competitors. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in 2011. Finally, with respect to the influenza vaccines, we consider Hualan Biological Engineering Inc., Changchun Changsheng Life Sciences Ltd, Sanofi Pasteur S.A., Changchun Institute of Biological Products and Aleph Biological Co., Ltd. (Dalian Yalifeng) as our major competitors.

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

We maintain nineteen registered trademarks in China, including Sinovac, Sinovac Chinese name and its logo, Healive, its Chinese name and logo, Bilive and its Chinese name, Anflu and its Chinese name, Panflu, its Chinese name and the logo, sPanflu and its Chinese name, PANFLU.1 and its Chinese name, EVLIVE for EV71 vaccine and its Chinese name We have registered “Sinovac” trademark in Canada, Columbia, India, Korea, Malaysia, Thailand and the United States respectively and we have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom, Germany, etc.

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also intend to use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the “科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴”in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known trademark”, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

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

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB321 million ($51 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We do not currently carry product liability insurance for Healive, Bilive, Anflu, Panflu or Panflu.1. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products because such insurance program has not become available in mainland China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. In 2011, we generated $435,000 from exporting our products; however, we do not currently carry product liability insurance for international market sales. See “ITEM 3. Key Information — D. Risk factors—Risks related to our company—we could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

Pre-clinical Laboratory Studies and Animal Studies.  Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals, or GLP. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit file package for IND (investigational new drug application) to provincial SFDA. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence human clinical trials until we get IND Application. We cannot assure that submission of an IND will result in the SFDA allowing human clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such human clinical trials.

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

After three phases of human clinical trials, we will apply for NDA (New Drug Application). We will submit to the provincial level SFDA the NDA file package, which includes clinical trial research report, pharmaceutical research data, and records of manufacturing and testing three product batches, to apply for a new drug certificate. For vaccines, we have to comply with the SFDA’s Guidelines for Clinical Trial Report on Vaccines.

New Drug Certificate.  The provincial level SFDA will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the provincial level SFDA will, within five days, conduct an on-site examination on the circumstances of our clinical trials. Then the provincial level SFDA will submit its opinion, together with our application materials, to the Centers for Drug Evaluation (CDE). CDE will review our application materials, and give their technical option to SFDA. The SFDA will decide whether or not to issue a new drug certificate to us. We consider obtaining the new drug certificate for our product candidates a significant milestone in our business.

Production Permit.  Simultaneously with the application of new drug certificate, we also apply to the provincial level SFDA for a production license to manufacture the new drug to be approved by the SFDA. The production license application will be examined with similar stage procedure as for the new drug certificate, first by the provincial level SFDA followed by the CDE, and SFDA the last. After the provincial level SFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level SFDA will transfer the file to the CDE, and CDE will review the application files and give technical option. If CDE is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified. The Center for Drug Certification (CCD) will conduct an on-site inspection on our production procedures within thirty days after receipt of our application and take samples from three batches of our products, and NIFDC will test the selected samples and later submit its testing reports to the CDE. The CCD shall submit the on-site production inspection report to within ten days after completion of the on-site inspection. The CDE will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to the SFDA. The SFDA will decide whether or not to issue the production permit to us. If the product approval and production approval both meet the criteria, the SFDA will issue the production permit together with the new drug certificate at the same time. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the effective standards and regulations.

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

Pre-clinical Tests.  Pre-clinical tests include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical tests must be conducted in compliance with the Method of New Veterinary Drug Registration. With respect to vaccines, the pre-clinical tests should also comply with the Announcement No. 442 and No. 683 of the MOA. We must submit the results of the pre-clinical tests, together with manufacturing information, analytical data to the MOA as part of an investigational new drug application, which must be approved before we may commence clinical studies. We cannot assure that submission of an investigational new drug application will result in the MOA allowing animal clinical studies to begin, or that, once studies begin, issues will not arise that result in the suspension or termination of such animal clinical studies.

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

*  Dalian Jingang Group Co., Ltd. owns the remaining 45% equity interest in Sinovac Dalian.

**SinoBioway Group Co., Ltd., an affiliate of Peking University, owns the remaining 26.91% equity interest in Sinovac Beijing.

***The former name is Beijing Sinovac Biological Technology Co., Ltd.

C.            Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Beijing in a 48,900 square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. We own the above-described 48,900-square-foot facility in Beijing. In August 2004, we signed two 20-year leases with SinoBioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling and packaging facilities are located in this building. In September, 2010, we entered an agreement with SinoBioway, under which we lease a space of 6,778 square feet. The lease term is five years and we used it for our research and development function.

We have two production lines and one filling and packaging line located in the Peking University Biological Park. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu, or the equivalent of 20 million doses of Panflu or 20 million doses of Panflu.1. Our filling and packaging line is used for all products we manufacture with an annual capacity of 20 million doses.

We conduct research and development and manufacturing of animal vaccines in a 40,000-square-foot facility in Tangshan, Hebei province. In Tangshan, we obtained a state-owned land use certificate of a parcel of granted land with an area of approximately 214,200 square feet. We have obtained GMP license and production license for our animal rabies vaccine. .

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million. We have paid the initial payment of RMB90.1 million and will pay the balance of the purchase price in two installments before December 31, 2012. Under this agreement, we acquired five existing buildings with a total built-out area of 32,322.66 square meters (approximately 347,900 square feet) on 29,021.61 square meters (approximately 312,400 square feet) of land, located in Changping District, Beijing. The site was previously used to manufacture medicinal products. We are constructing a new filling and packaging line and a production line for EV71 vaccine, based on the new China GMP standard, and other supporting infrastructures. We completed construction of the cold storage facility, which was put into use by year-end. The construction of a cold warehouse was completed and the construction for a new filing and packaging line in compliance with new China GMP standard and an EV71 vaccine production plant is in progress.  We are financing the acquisition and construction of this site through short-term and long-term borrowings from commercial banks in China.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which will focus on the research, development, manufacturing and commercialization of vaccines, such as rabies, varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685.60 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Currently, Sinovac Dalian is waiting for the GMP certification notice from SFDA for its mumps vaccine.

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

A.           Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of market leading products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals in China for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval in China for the production in China of our whole viron pandemic H5N1 influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. In 2011, we launched a clinical study on a vaccine for EV71 (hand, foot and mouth disease). And in 2011, we completed Phase I and Phase II clinical studies for the EV71 vaccine and results were announced that the vaccine candidate has good safety profile and good immunogenicity, which is ready to enter into Phase III trial. We also filed an application to commence the human clinical trials for our 13-valent pneumococcal conjugate vaccine and Rubella vaccine to the SFDA. In December 2011, Sinovac Dalian, an operating subsidiary of the Company obtained the production license from the SFDA for its mumps vaccine products. Sinovac Dalian, applied for GMP certification of its mumps vaccine production plant with the SFDA in March 2012 and is currently waiting for notification of the inspection date from the SFDA. Our product pipeline also includes human vaccines for rabies, meningitis, and varicella that have completed or are in pre-clinical development. In 2011, we also received the approval from The Ministry of Agriculture for the animal rabies vaccine. And the vaccine was launched to the market by the end of 2011.

In May 2002, we obtained the final PRC regulatory approval for the production of Healive. We sold approximately 5.8 million, 2.6 million and 2.7 million doses of Healive in 2009, 2010 and 2011, respectively. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 946,000, 684,000, and 1.8 million doses of Bilive in 2009, 2010 and 2011, respectively. In October 2005, we received the final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold approximately 5.1 million, 2.5 million and 2.2 million doses of Anflu in 2009, 2010 and 2011, respectively. In April 2008, we received the government approval for production of our Panflu, a whole viron vaccine against the H5N1 strain of pandemic influenza virus. We have received a production assignment from the PRC government to begin production of Panflu. We received a new order to replace the previously ordered products that were granted to us in October 2010 and in June 2011. We completed the second production order as of December 31, 2011. In September 2009, we were granted a license for the production of Panflu.1 by the SFDA. We started to sell Panflu in August 2009 and recognized revenue from the sale of approximately 20,000, 730,000 and 2.3 million doses of Panflu in 2009, 2010 and 2011, respectively. We started to sell Panflu.1 in September 2009 and generated revenue of $29.7 million, $7.2 million and $14.0 million in 2009, 2010 and 2011, respectively. Sales of Panflu and Panflu.1 represented 13.7% and 24.6%, respectively, of total revenue in 2011, compared with 7.2% and 21.5%, respectively, in 2010. Panflu and Panflu.1 were all sold to the PRC government. Our sales of Panflu and Panflu.1 were dependent on government purchases. Loss of such government purchase would have a material adverse effect on our total sales.

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

In 2011, the Company licensed from MedImmune, LLC certain rights to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. The Company has agreed to pay an upfront license fee, pay milestone payments up to an aggregate of $6.5 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). As of December 31, 2011, an upfront license fee was included in the account payable and accrued liabilities, no milestone payments have been paid or are payable because the cumulative net sales target has not been achieved.

Amortization expense for these proprietary rights was $397,878, $546,623 and $268,345 in 2009, 2010 and 2011, respectively.

Research and Development Programs

Due to the risks inherent in the clinical trial process and the early stage of development of our products, we did not track our internal research and development costs for each of our research and development programs. We use our research and development resources, including employees and our technology, across multiple product development programs. As a result, we cannot state precisely the costs incurred for each of our research and development programs or our clinical and pre-clinical product candidates. However, the table below presents our best estimate of our total research and development costs allocable to our leading research and development programs for the periods indicated. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll related expenses and other overhead costs based on estimated usage by each program

	Year ended December 31,
	2009	2010	2011
	(in thousands of dollars)
Research and development programs
Panflu	287	87	—
Panflu.1	977	—	—
Rabies for animal	263	508	1,027
EV71 vaccine	404	2,756	1,945
Pneumococcal conjugate vaccine	334	580	435
Pneumococcal Polysaccharides vaccine	335	581	435
Rotavirus	—	118	216
Varicella	—	124	324
Rabies for humans	365	903	1,035
Mumps Vaccine	—	1,019	—
Mumps Vaccine- pilot production	—	—	1,480
Universal pandemic influenza	900	796	109
Others	792	1,166	2,000
Total	4,657	8,638	9,007

R&D Project Status

Projects	Cost Incurred	Current Status	Estimated Completion Date	Estimated Completion Cost	Funding
	(in thousands)			(in thousands)
EV 71 Vaccine	$5,574	In the Phase III clinical trial	2014	$12,000	Sinovac Beijing

Pneumococcal Polysaccharides Vaccine (23 and 24 valent)	$1,350	IND Filed	2016	$3,000	Sinovac

Pneumococcal Conjugate Vaccine (13-valent)	$1,350	IND Filed	2016	$6,000	Sinovac

Mumps	$1,019	GMP Inspection	December 2012	$1,800	Sinovac Dalian

Significant additional expenditures are generally required to complete clinical trials, setting up designated production plant, apply for regulatory approvals, improving the production process, and bring product candidates to market. The eventual total cost of each clinical trial is dependent on a number of uncertain variables such as trial design, the length of trials, the number of clinical sites and the number of subjects. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. We anticipate that we will determine which of our early stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate.

We identified the EV71 vaccine which fights hand foot and mouth diseases as our most important pipeline product. As of December 31, 2011, we have completed Phase II clinical trial and commenced Phase III clinical trial in early 2012. The Phase III clinical trial commenced in January 2012 and is expected to be completed by July 2013, with about 10,000 volunteers of children from 6 to 35 months. The expenses of Phase III clinical trial is estimated approximately US$10 million. We have commenced the construction of production plant for EV 71 vaccine with total estimated capital expenditure of approximately US$8 million. We expect to complete the construction by June 2012, followed by validation.

The risks associated with the EV71 clinical trials are the uncertainties of the pandemic situation which could affect the evaluation on the efficacy of the vaccine during the phase III clinical studies.

We expect to obtain the new drug certificate for the EV71 vaccine and launch to the market in the year of 2014. However, the risks and uncertainties of this pipeline product are identified by the following:

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

Government Grants

The PRC government has provided grants to us which are accounted for as income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. We received government research and development funding in the amount of $1.3 million, $370,000 and $ 893,000, for 2009, 2010 and 2011, respectively. In 2011, we also received $700,000 of interest subsidy related to our Changping facility construction project which was offset against interest expenses incurred on borrowing to finance the project.

Research and development expenses qualified for government grants were $251,436, $43,278 and $686,258 in 2009, 2010 and 2011, respectively. In 2011, we also received and recognized in our income statement $331,153 of general incentives and $595,883 of interest subsidy from the government, compared to $1,398,289 and $147,521 in 2010.

Deferred government grants the unamortized portion of the amount received by us in 2007 for construction of a pandemic influenza vaccine production facility, was $2.3 million as of December 31, 2011 as compared with $2.5 million as of December 31, 2010. The condition for the grant is that we make the entire facility available for the manufacturing of pandemic influenza vaccines whenever requested by the Chinese government. We recognized government grant relating to the production facility of $197,347, $265,547 and $278,067 as income in 2009, 2010 and 2011, respectively.

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

Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We generally obtain purchase authorizations from our customers for a specified amount of products at a specified price and consider delivery to have occurred when the customer takes title of the products. We provides our customers with a limited right of return. The product return provision for seasonal influenza vaccine at year end is estimated based on actual sales returns because the returned products are known by the end of the flu season which is generally end of March. As of December 31, 2011, reserves for seasonal influenza vaccine returns are approximately $1 million (December 31, 2010 - $3.2 million). The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels, external data with respect to inventory levels as well as the remaining shelf lives of the products in the distribution channel. As of December 31, 2011, reserves for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine returns are $1.7 million (December 31, 2010 - $2.6 million). Sales return provision on inactivated hepatitis A and combined inactivated hepatitis A&B represents 8.3% and 16% of private pay market sales in 2011 and 2010, respectively. For H1N1 and H5N1 vaccines, customers do not have a right of return.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs, we generally obtain purchase authorizations from the government for a specified amount of products at a specified price and revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, revenue related to the portion of deferred revenue relating to these expired products is recognized once cash has been received and the products have expired and passed government inspection.

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handlings are part of selling expenses in the consolidated statements of income. In 2011, $1.2 million related to shipping and handling costs was included in selling expenses in the accompanying consolidated statements of income (loss), compared to $1.1 million in 2010 and $1.4 million in 2009.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2011 was $3.9 million, compared to $4.2 million as of December 31, 2010. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Provision

We write off all the unsold seasonal influenza vaccines at the end of the fiscal year. In addition, we estimate an inventory provision for the existing products in the warehouse after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiring date of Healive and Bilive inventory. The inventory provision in 2009, 2010 and 2011 was $593,451, $6.8 million and $4.0 million, respectively. The change of inventory provision is based on a review of our inventory expiration dates at year-end and estimated sales of 2012.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses and permits, over an estimated 10-year or 20-year useful life. The estimated life of intangible assets is inevitably subjective, however, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2010 and 2011, we found no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2011:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9/18 years	10/20 years	11/22 years
Amortization expense	$157,117	$268,345	$467,698
Loss for the year	$733,468	$844,696	$1,044,048
Loss per share	$0.01	$0.02	$0.02

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

Leases

In 2004, we entered into two operating lease agreements with SinoBioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling approximately RMB1.4 million. The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increased from RMB 452,600 to approximately RMB1.4 million per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of approximately RMB 2.0 million. The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac Biological’s business on research and development for an annual lease payment of RMB 816,202. The lease commenced on September 30, 2010 and has a term of five years. The lease payment included in current and long-term prepaid expenses and deposits was $543,965 as of December 31, 2011, compared to $653,888 as of December 31, 2010.

Income tax valuation allowance

In 2011, we recorded a $0.4 million long-term deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. Our ability to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that a full valuation allowance for current deferred income tax assets of $2.8 million established in 2011 is required due to unlikely utilization of it in the following year. However, realization is more likely than not for the long term deferred income tax assets. If our evaluation of the circumstances is not correct, we will have to record a charge to operations with respect to any over-accrual of the benefit.

Key Performance Indicator

Since the vaccine market in China is a fragment market in China, we did not use any industry trend or indicator as our key performance indicator. Alternatively, we develop internal sales and revenue target as our key performance indicator. As we revised our performance indicator, we communicated the changes through our press releases throughout the year.

Recently Adopted Accounting Standards

Effective January 1, 2011, the Company adopted Accounting Standard Update (“ASU”) 2009-13, which amends ASC 605 Revenue Recognitions, Multiple-Deliverable Revenue Arrangements. The amendments require an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices. The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, the Company adopted ASU 2010-13, which amends ASC 718 Compensation — Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments are effective for fiscal year beginning on or after December 15, 2010, with early adoption permitted. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, the Company adopted ASU 2010-17, which amends ASC 605, Revenue Recognition, Milestone Method of Revenue Recognition. The amendments provide guidance on defining a milestone under ASC 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments are effective for fiscal year beginning on or after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, the Company adopted ASU 2010-29, which amends ASC 805, Business Combinations, and Disclosure of Supplementary Pro Forma Information for Business Combinations. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, and should be applied prospectively. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements not adopted as of December 31, 2011

In May 2011, the FASB issued ASU 2011-4, which amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge US GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective for fiscal year beginning on or after December 15, 2011. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-5, which amends the presentation guidance in ASC 220, Comprehensive Income, and will result in more converged guidance on how comprehensive income is presented under US GAAP and IFRS, although some differences remain. The new US GAAP guidance gives companies two choices of how to present items of net income, items of other comprehensive income or separate consecutive statements. Companies will no longer be allowed to present OCI in the statement of stockholders’ equity. Earnings per share would continue to be based on the net income. Although existing guidance related to items that must be presented in other comprehensive income (“OCI”) has not changed, companies will be required to display reclassification adjustments for each component of OCI in both net income and OCI. Also companies will need to present the components of other comprehensive income in their interim and annual financial statements. The amendments are effective for fiscal year beginning on or after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, which defers ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and OCI on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The ASU also defers the requirement to report reclassification adjustments in interim periods. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, which amends the disclosure guidance in ASC 210, Balance Sheet. New disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under US GAAP and IFRS related to the offsetting of financial instruments. The existing US GAAP guidance allowing balance sheet offsetting, including industry-specific guidance, remains unchanged. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The amendments should be applied retrospectively for all prior periods presented. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

RESULS OF OPERATIONS

	Year ended December 31,
	2009		2010		2011
	(in thousands, except for percentages)
Statement of income (loss) data
Sales	$84,197	100.0%	$33,401	100.0%	$56,842	100.0%
Cost of sales(1)	20,063	23.8%	16,719	50.1%	21,127	37.2%
Gross profit	64,134	76.2%	16,682	49.9%	35,715	62.8%
Operating expenses:
Selling, general and administrative expenses(2)	18,165	21.6%	18,886	56.5%	22,372	39.4%
Provision for doubtful accounts	18	0.02%	1,921	5.8%	(167)	(0.3)%
Research and development expenses	4,406	5.2%	8,508	25.5%	9,007	15.8%
Depreciation of property, plant and equipment and amortization of licenses and permits	693	0.8%	1,411	4.0%	1,437	2.5%
Government grants recognized in income	(1,296)	(1.5)%	(1,924)	(5.7)%	(764)	(1.3)%
Total operating expenses	21,986	26.2%	28,801	86.3%	31,885	56.1%
Operating income (loss)	42,148	50.0%	(12,119)	(36.2)%	3,829	6.7%
Interest and financing expenses	(534)	(0.6)%	(1,178)	(3.5)%	(385)	(0.7)%
Interest income	143	0.2%	1,133	3.5%	1,397	2.5%
Other income (expenses)	(34)	(0.0)%	96	0.3%	280	0.5%
Loss on disposal and write down of equipment	(169)	(0.2)%	(1,237)	(3.7)%	(455)	(0.8)%
Income (loss) before income taxes and non-controlling interest	41,554	49.4%	(13,305)	(39.8)%	4,667	8.2%
Income tax (expenses) recovery	(11,141)	(13.2)%	704	2.1%	(5,067)	(8.9)%
Consolidated net income (loss) for the period	30,413	36.1%	(12,601)	(37.7)%	(400)	(0.7)%
Less: income (loss) attributable to non-controlling interests	10,455	(12.4)%	(4,094)	(12.3)%	445	0.8%
Net income (loss) attributable to the stockholders	$19,958	23.7%	$(8,507)	(25.5)%	$(845)	(1.5)%

(1)          Excludes depreciation of land-use rights and amortization of licenses and permits of $418,867, $546,623 and $290,526 for 2009, 2010 and 2011, respectively.

(2)          Includes stock-based compensation expense of $422,860, $459,90l and $206,301 in 2009, 2010 and 2011, respectively.

Sales

Revenues from sales represent: 1) the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “ITEM 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds; 2) the value of goods produced for government stockpiling program. We recognize revenue when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and vaccinees, and our ability to maintain or increase prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and vaccinees is influenced by the performance, promotion and academic research, and pricing of our products.

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

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. In the government paid market, we priced our Healive in reference to the price guidance set up by the government and adjusted the price from time to time in order to win the bid. We priced Anflu competitively to offer attractive economic returns to CDCs. The prices of our products are lower than those of foreign imports. Panflu and Panflu.1 pricing were determined on a cost plus basis in consultation with the government.

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

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2009, 2010 and 2011 amounted to $20.1 million, $16.7 million, and $21.1 million, respectively. We produce our own products and conduct the final product packaging in-house.

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

Selling, general and administrative expense

Selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Going forward, we expect to increase our expenditures on selling and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially Bilive and Anflu. We expect the selling and marketing expenses to promote Bilive will increase in 2012 as we will increase the promotion activities on this product in the private market.

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development, and human resources. Other significant costs include facilities costs, stock-based compensation, professional fees for accounting and legal services and the income taxes we assumed for our employees as a result of their exercising the stock options.

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

Substantially all of our sales are conducted in the PRC. Under PRC law, Sinovac Beijing and Tangshan Yian are both subject to EIT and VAT. Sinovac Beijing is classified as a HNTE. As such, it was subject to a reduced EIT rate of 15% in 2009 and 2010 compared to a statutory rate of 25% for most companies in China. In 2011, Sinovac Beijing’s HNTE status was reconfirmed and it will remain subject to an EIT rate of 15% until 2013. For the three fiscal years ended December 31, 2009, 2010 and 2011, Sinovac Beijing incurred income tax expenses of $9.8 million, $1.0 million and $1.5 million, respectively. VAT is charged based on the selling price of our products at a rate of 6%. Tangshan Yian was subject to an EIT rate of 25% in 2009, 2010 and 2011. The statutory rate of 25% applies to Sinovac R&D and Sinovac Dalian until they obtain the HNTE certificates.

Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong are subject to withholding tax at a rate of 5%, or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from its PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to determine whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. As of the date of this annual report, Sinovac Hong Kong has not obtained approval from the PRC tax authorities to apply a 5% withholding tax rate on the dividends received from Sinovac Beijing in 2010 and 2011. As such, we applied a 10% withholding tax rate on such dividends declared. As of December 31, 2011, our income taxes payable included withholding income taxes of $1.7 million calculated based on $16.9 million distributed earnings of Sinovac Beijing multiplied by a 10% withholding tax rate. The deferred income taxes liability as of December 31, 2011 was $nil compared to $1.0 million based on 5% withholding income tax as of December 31, 2010.

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales.  Sales increased by 70.2% to $56.8 million from $33.4 million in 2010. The revenue generated from sales of hepatitis vaccines increased by 66.3%, In 2011, we adjusted our sales strategies to gear to the overall China hepatitis vaccines market where the hepatitis A market gradually shifted from private market to public market, there was no public market for combined hepatitis A and B vaccines, and no competitive product with our Blive in Chinese private market exists. As a result, the sales of Bilive increased by 248.9% compared to the sales of 2010 while sales of Healive to public market increased by 89.5% compared to the sales in 2010. However, the significant increase in Bilive in the private market and Healive in the public market were offset by a 15.3% decreased sales from Healive in the private market in 2011. The increase in revenue was also attributed to the recognition of $21.8 million of pandemic influenza vaccine sales on prior year orders as revenue. Sales of H1N1 and H5N1 vaccines represented 24.6% and 13.7%, respectively, of total revenue in 2011, as compared to 21.5% and 7.2% of total revenues in 2010. The H1N1 and H5N1 vaccines were ultimately sold to Chinese government. The table below sets forth a breakdown of our sales by product:

	Year ended December 31,
	2011	2010
Sales
Hepatitis vaccines	$26,939,386	$16,200,844
Influenza vaccines	29,902,506	17,200,582
Total	$56,841,892	$33,401,426

Cost of Sales.  Compared with a 70.2% increase in total revenue, cost of sales increased by 26.4% to $21.1 million in 2011 from $16.7 million in 2010. Cost of sales improved in 2011 mainly as a result of 1) inventory write-offs and provisions decreased from $6.8 million in 2010 to $4.0 million as a result of improved coordination of production planning, 2) the cost of sales of 431,000 doses of Bilive was recorded in prior year as inventory provision, 3) decrease in sales return provision of hepatitis vaccines, which was primarily determined based on the inventory levels in the distribution channels and their remaining shelf lives, which led to a less increase of cost of sales in proportion of sales increase. However, a higher write-off of idle capacity was recorded in cost of sales because of the enhanced control of production volume. In 2011, hepatitis and the influenza production facilities had idle capacity of 48% and 30%, respectively, compared to the idle capacity of 11% and nil in 2010.

Gross Profit.  Gross profit increased by 114.1% to $35.7 million in 2011 from $16.7 million in 2010. Gross profit margin was 63.0% and 50.0% for 2011 and 2010, respectively. The increase of gross profit margin in 2011 was mainly due to the decrease of cost of sales as a result of less inventory provision and wrote-offs, less sales return provision and a recovery of prior year inventory provision for Bilive in 2011. In addition, the overall gross profit margin improved because the product mix sold in 2011 consisted of more H1N1vaccines which had higher gross profit margin. After deducting the depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was 62.5% and 48.3% for 2011 and 2010, respectively. The inventory write offs and provision, included in the cost of sales, reduced the gross profit margin by 6.3% and 20.4% for 2011 and 2010, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, accomodation, advertising, public company costs and professional fees. Our SG&A expenses increased by 18.5% to $22.4 million in 2011 from $18.9 million in 2010. Our selling expenses increased by 41.9% to $12.3 million in 2011 from $8.7 million in 2010. In 2011, we have realigned our sales and marketing efforts to better address the changing Chinese vaccine market. Selling expenses increased as a result of increased sales promotional expenses for selling Bilive in the private market, expanded sales team to cover a wider geographic area, and increased compensation to sales professionals to improve employee retention. General and administrative expenses remained at about the same level as in 2010.

We recorded stock-based compensation of $206,301 in 2011 compared to $459,901 in 2010. In December 2011, we granted 767,000 stock options to the employees at an exercise price of $2.37 per share. The weighted average fair value of the stock options granted in 2011 was $1.35 per share. The expected term was estimated to be 3,24 years and the expected volatility was estimated to be 86.91%.

The options granted vest in installments from December 26, 2012 to 2014, and will expire on December 25, 2017. As a result, as of December 31, 2011, we had unrecognized compensation costs of $1,043,765. This unearned component will be recognized over a period of 39 months.

Research and Development Expenses.  Research and development expenses increased by 5.9% to $9.0 million from $8.5 million in 2010, primarily representing amounts spent on researching and developing vaccines for hand foot and mouth disease, pneumococcal conjugate vaccine, universal pandemic influenza, mumps and rabies in animals, net of government grants to fund these activities. The PRC government research and development grants are offset against the qualified research and development expenses incurred in the period the conditions imposed by government authorities are fulfilled. In 2011, we received government research grants of $893,000 mainly related to EV71 R&D, wherein $468,000 was offset against the qualified EV 71 clinical trial expenses and the remaining $424,000 was deferred to offset future qualified research and development expenses. In 2010 we received government research grants of $370,000. In 2011, we offset government research grant of $686,000 against qualified research and development expenses compared to $43,000 in 2010.

Interest and Financing Expenses.  Interest and financing expenses decreased by 67.4% to $385,000 in 2011 from $1.2 million in 2010. In 2011, we received $596,000 in interest subsidy from the government as compared to $148,000 in 2010, which was recorded as a reduction to interest and financing expenses. In addition, we received $700,000 (2010 - $nil) interest subsidy related to the Changping facility construction project which was recorded to offset the interest capitalized in 2011.

Income Taxes Expenses. We had income tax expense of $5.1 million in 2011, compared to an income tax recovery of $704,000 in 2010. The significant increase in the income tax expense was attributed to $2.8 million deferred income tax expenses resulting from the reversal of the temporary differences and a derecognition of the current portion of deferred income tax assets established in 2011. As of December 31, 2011, included in income tax payable $1.7 million was related to withholding tax on distributed earnings of $16.9 million from Sinovac Beijing, of which $725,000 was recorded in 2011 income tax expense. No earning was distributed from Tangshan Yian, Sinovac Dalian and Sinovac R&D in 2010 and 2011 as these subsidiaries were not profitable.

Net Loss.  Net loss decreased to a net loss of $845,000 in 2011 from a net loss of $8.5 million in 2010.

Year ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales.  Sales decreased to $33.4 million in 2010 from $84.2 million in 2009, excluding one-time sales to the Ministry of Health and H1N1 vaccine sales, adjusted sales for the full year 2010 and 2009 were $26.2 million and $42.4 million respectively which yielded a 38.2% decline in full year sales when comparing 2010 to 2009. The lower sales in 2010 were primarily attributable to adverse impact of the negative external factors on the domestic vaccine market and the absence of government purchases of hepatitis A vaccine for disease control in the flood region and lower H1N1 vaccine sales. Our sales breakdown by product was as follows:

	Year ended December 31,
	2010	2009
Sales
Hepatitis vaccines	$16,200,844	$39,242,901
Influenza vaccines	17,200,582	44,954,281
Total	$33,401,426	$84,197,182

Sales of H1N1 vaccine represented 21.5% of total sales for the year ended December 31, 2010, as compared to 35.3% in 2009. The H1N1 vaccine was sold to the Chinese government in accordance with government purchase program.

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

We sold approximately 2.28 million doses Panflu.1 in 2010 compared to 10.08 million doses in 2009.

Cost of Sales.  Compared to a decrease of 152% in total revenue, cost of sales decreased by 16.7% to $16.7 million in 2010 from $20.1 million in 2009.  The Company recorded a $6.8 million inventory write down in cost of sales in 2010 to reflect primarily the expiration of 2.95 million doses of the influenza vaccine that were not sold in 2010 and inventory provision for total 1.1 million doses of hepatitis A and hepatitis A&B vaccines.  In addition, the sales return provision for hepatitis vaccines as a percentage of private market sales was 16% compared to 4% in prior year, which also contribute to higher cost of sales as we did not reverse the cost of reserved sales.

Gross Profit.  Gross profit decreased by 74.0% to $16.7 million in 2010 from $64.1 million in 2009. Gross profit margin was 76.2% and 50.0% for 2009 and 2010, respectively. Lower gross profit margin in 2010 is mainly because of $6.8 million in inventory write offs. After deducting depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was at 75.7% and 48.3%for2009 and 2010, respectively. The inventory write down, including in the cost of sales, reduced the gross profit margin by 0.7% and 20.4% for 2009 and 2010, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses, or SG&A expenses, include non-production related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees. Our SG&A expenses increased by 3.2% to $18.9 million in 2010 from $18.2 million in 2009. Our selling expenses decreased by 12.1% to $8.7 million in 2010 from $9.9 million in 2009. The decrease in selling expenses was mainly due to decreased sales in the private market. Our general and administrative expenses increased by 45.8% to $12.1 million in 2010 from $8.3 million in 2009 in line with our business expansion in Sinovac Beijing and Sinovac Dalian.

We recorded stock-based compensation of $459,901 in 2010 compared to $422,860 in 2009. We did not grant any stock options in 2010. In 2009, we granted 1,708,500 stock options to the directors, officers and certain employees at an exercise price of $1.60 per share. The stock options granted to our directors, officers and employees in 2009 had a weighted average estimated fair value of $1.2 million and $0.70 per share, respectively. We granted options with different vesting schedules. As a result, as of December 31, 2010, we had unrecognized compensation costs of $343,027, which is recognized over a period of 15 months.

Research and Development Expenses.  Research and development expenses increased by 96.1% to $8.6 million from $4.4 million in 2009, primarily representing amounts spent in researching and developing vaccines for hand foot and mouth disease, pneumococcal conjugate vaccine, universal pandemic influenza, mumps and rabies in animals, net of government grants to fund these activities. The PRC government grants are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by government authorities are fulfilled. In 2010 and 2009, we received government research grants of $370,000 and $1.3 million, respectively. In 2010, we recognized government research grant income of $43,000 compared to $251,436 in 2009.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by (used in) operating activities	$48,412	$(14,279)	$13,936
Net cash used in investing activities	(11,693)	(19,244)	(13,790)
Net cash provided by financing activities	5,293	58,194	613
Net increase in cash and cash equivalents	42,059	26,632	2,701
Cash and cash equivalents at beginning of period	32,894	74,953	101,585
Cash and cash equivalents at end of period	$74,953	$101,585	$104,287

Operating Activities

Net cash provided by operating activities was $13.9 million in 2011, compared to $14.3 million cash used in operating activities in 2010. Net cash provided by our operating activities in 2011 resulted primarily from (1) our net loss of $0.4 million, (2) an increase in inventories of $1.9 million, (3) a decrease in deferred revenue of $2.7 million, (4) an increase in prepaid expenses and deposits of $531,000. These items were partially offset by (1) an increase in inventory provision of $4.0 million, (2) depreciation of property, plant and equipment and amortization of licenses and permits of $4.8 million, (3) write-offs for equipment and loss on disposal of $455,000, (4) an increase in accounts receivable of $5.5 million and (4) an increase in accounts payable and accrued liabilities of $1.2 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Net cash used in operating activities was $14.4 million in 2010, compared to $48.4 million cash provided by operating activities in 2009. Net cash used in our operating activities in 2010 resulted primarily from (1) our net loss of $12.6 million, (2) an increase in inventories of $8.6 million, (3) an increase in income tax payable of $5.5 million, and (4) an increase in accounts payable and accrued liabilities of $686,000. These items were partially offset by (1) an increase in inventory provision of $6.8 million, (2) depreciation of property, plant and equipment and amortization of licenses and permits of $4.23 million, (3) write-offs for equipment and loss on disposal of $1.24 million and (4) an increase in accounts receivable of $1.0 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Investing Activities

Net cash used in investing activities was $13.8 million in 2011, compared to $19.2 million in 2010. In 2011, cash used in investing activities included $15.0 million used to acquire property, plant and equipment partially offset by proceeds from redemption of short term investment of $1.5 million and $122,000 from the disposal of equipment.

Net cash used in investing activities was $19.2 million in 2010, compared to $11.7 million in 2009. In 2010, cash used in investing activities included $24.8 million used to acquire property, plant and equipment partially offset by proceeds from redemption of short term investment of $7.3 million and $232,000 from the disposal of equipment.

Financing Activities

Net cash provided by financing activities was $613,000 in 2011 compared to $58.2 million in 2010. In 2011, net cash provided by our financing activities included net proceeds of $749,000 from issuance of common shares and government funding of $1.6 million. We also received loan proceeds of $11.4 million and made loan repayments of $10.7 million. We paid dividends of $5.9 million to and received loan payment of $3.4 million from the non-controlling interest shareholder in Sinovac Beijing in 2011.

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

Accounts Receivable

Our total accounts receivable decreased by $4.5 million to $17.8 million as of December 31, 2011 from $22.4 million as of December 31, 2010. Our accounts receivable turnover time in 2011 was 245 days, as compared to 261 days in 2010 and 95 days in 2009. The decrease in our turnover time was mainly due to more effective credit management.

Our maximum exposure to credit risk at the balance sheet date relating to accounts receivables is summarized as follows:

	December 31,
	2010	2011
	(in thousands)
Aging within one year	$19,745	$16,025
Aging greater than one year, net off allowance for doubtful accounts	2,250	827
Total trade receivable — net	$21,995	$16,852

Borrowings

As of December 31, 2011, we had $4.7 million in short-term borrowings, offset by $104.3 million in cash, resulting in a liquid assets balance of $99.6 million, compared with $91.1 million at the end of 2010. We hold our cash and cash equivalents in interest-bearing dollar and renminbi denominated accounts at registered banks. The following table summarizes our borrowings as of December 31, 2011:

Type	Amount	Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan	RMB10 million ($1,571,166)	7.87% floating(1)	quarterly	December 21, 2012	operation

The loan agreement was under a general credit facility agreement with the China Merchants Bank with a limit of RMB 30 million for the period from December 22, 2011 to December 21, 2012, of which RMB 20 million for working capital use and the remaining for issuing financial guarantees.

Bank loan	RMB20 million ($3,142,332)	8.67% floating(2)	monthly	December 21, 2012	operation

The loan is guaranteed by a third party, with a guarantee fee of $63,000 (RMB400,000) over the term of the loan and the trade receivables of Sinovac Beijing with a carrying value of not lower than RMB 35 million was pledged to the guarantee company.

Bank loan	RMB33,745,050 ($5,301,907)	6.90% floating(3)	quarterly	November 13, 2015	construction of Changping facility

The loan is for construction of the Changping facility and as a maximum credit amount of RMB200 million.  We also obtained a credit with a maximum quota for issuing letter of credits of RMB80 million. Plant and building of Sinvoac Beijing with a net book value of $3.4 million (RMB 21.5 million) was pledged as collateral. Plant and building of Sinovac Beijing with a net book value of $3.4 million (RMB21.5 million) was pledged as collateral.

Bank loan	RMB76.5 million ($12,019,420)	6.9% floating(3)	monthly	February 9, 2015	purchase of Changping Facility

The loan is exclusively for the purchase of the Changping facility. The total amount of the loan is $14.14 million (RMB90 million) and is advanced to the Company in six installments according to the agreement. Land and building of the Changping facility of Sinovac Beijing with a net book value of $7.38 million (RMB 46.97 million) were pledged as collateral.

(1)         20% above the prime rate of a one-year term loan published by the Bank of China.

(2)         Annual interest rate at 10% above Bank of China’s prime rate for loans of six months to one year plus 1.456% of financing fee per year.

(3)         Annual interest rate at the bank’s prime lending rate and adjusted every 12 months.

Our weighted average effective interest rate was 5.78%, 5.56% and 6.71% for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Capital Expenditures

We made capital expenditures of $4.3 million, $24.8 million and $14.99 million in 2009, 2010 and 2011, respectively. We spent $9.15 million to build up Changping facility and $5.84 million on purchasing equipment. As of December 31, 2011, our commitments of capital expenditures were approximately $3.4 million, primarily for manufacturing facility expansion and purchase of Changping facility. We will finance such commitments through short-term and long-term borrowings, proceeds from our public offering and cash generated from operations.

C.            Research and Development, Patents and Licenses, Etc.

See discussions under “— ITEM 5A. Research and Development Programs.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Contractual obligations	—	—	—	—	—
Long-term debt obligations (including interest)	$23,596	$5,110	$—	$18,486	$—
R&D expenses, liabilities and commitment	2,541	241	2,300	—	—
Operating lease obligations	9,877	805	2,415	1,610	5,047
Purchase of facilities commitments	3,407	3,407	—	—	—
Accounts payable and accrued liabilities	29,522	29,522	—	—	—

Total	$68,943	$39,085	$4,715	$20,096	$5,047

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	47	Chairman, President, Chief Executive Officer and Secretary
Kenneth Lee	44	Director
Simon Anderson(1)(2)(3)	50	Independent Director
Yuk Lam Lo(1)(2)(3)	63	Independent Director
Meng Mei(1)(2)(3)	57	Independent Director
Nan Wang	45	Interim Chief Financial Officer, Vice President, Business Development, Clinical Research
Ming Xia	38	Vice President, Sales and Marketing

(1) Member of the audit committee.

(2) Member of the nominating and corporate governance committee.

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

Mr.Kenneth Lee has served as a director on the board of our company since May 2011.  He is a Principal at SAIF Partners, which is one of the largest and most successful growth venture capital funds focused on China.  SAIF Partners IV L.P. is the largest shareholder in Sinovac Biotech Ltd.  Mr. Lee has more than 15 years of experience across private equity investment, corporate finance, and business development in China.  Before becoming a member of the SAIF team in 2007, he had served as the Chief Financial Officer of Topsec Holdings from 2006 to 2007.  From 2004 to 2005, he worked as a Principal at RimAsia Capital Partners.  Prior to RimAsia Capital Partners, Mr. Lee served in various positions at Delta Associates, the exclusive advisor to Asia Equity Infrastructure Fund, CNK Telecommunications Limited, H&Q Asia Pacific, and Salomon Brothers Inc. in New York.  Currently, he is a non-executive director on the boards of Yayi International Inc. (OTC: YYIN) and China Hanking Holdings Limited (SEHK:  03788).  Mr. Lee graduated from Amherst College in Massachusetts, USA in 1990 and obtained a Bachelor of Arts degree in Philosophy.

Mr. Simon Anderson has served as an independent director of our company since July 2004. Mr. Anderson is a member of our audit, compensation, and nominating and corporate governance committees. Mr. Anderson provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. He was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson serves as chief financial officer of companies listed on North American stock exchanges, including IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants. Mr. Anderson also serves as a director of Simba Gold Corp., a gold exploration company and War Eagle Mining Company Inc., a zinc exploration company.

Mr. Yuk Lam Lo has served as an Independent Director of our company since March 2006. Mr. Lo is a member of the audit, compensation and nominating and corporate governance committees. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been appointed a Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. Currently Mr. Lo is serving as a Member of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, a Director of the Chinese Manufacturers’ Association of Hong Kong (CMA) and Chairman of the Innovation and Technology Committee of CMA. Mr. Lo is also the Hononary Founding Chairman of Hong Kong Bio-Organization.In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is a member of the Advisory Committee of the Vocational Training Council, an Executive Vice-President of Asian College of Management, Adjunct Professor of the Chinese University of Hong Kong and Honorary Professor of several universities in China. In China, Mr. Lo was a Consultant to the Economic Bureau of Changchun and a Member of the Advisory Committee of the Shenzhen Municipal Science and Technology Bureau. At present, he is a Consultant of the Centre for Disease Control and Prevention of China. At present, he is a Consultant of the Centre for Disease Control and Prevention of China. In the business sector, Mr. Lo had worked almost 30 years as Asia Pacific President for 2 multi-national technology companies, Bio-Rad (NYSE:BIO) and Perkin Elmer (NYSE:PKI) and is now the Chairman of  Lo’s Associates Ltd., vice-Chairman of Santai Eco-Fishery Ltd., vice-Chairman of APlus OTC Health Group Ltd.,   Senior Advisor of Questmark Capital Management Sdn. Bhd., and Senior Director of Questmark Asia Ltd.Mr. Lo is an Independent Director of South East Group Ltd. (0726.HK) and Shangpharma (NYSE:SHP).

Mr. Mei Meng has served as an independent director of our company since March 2012. Mr. Mei is the chairman of compensation committee, and member of the audit and nominating and corporate governance committees. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies.  He has been the director of TusPark’s development Center since its inception.  Mr. Mei is also the Chairman of TusPark Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark.  TusPark is also involved in venture capital investments in China.  Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award.  He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur.  Mr. Mei holds a bachelor’s degree in automation from Tsinghua University.

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

Mr. Ming Xia has served as Vice President of Sinovac Beijing since 2011 where he oversees sales and marketing departments. Mr. Ming Xia has over 15 years’ experience in vaccine sales and marketing in China. He worked in Aventis Pasteur before joining Sinovac in 2002 and has served as Regional Sales Manager, National Sales Manager and Sales Director at Sinovac. Mr. Xia obtained his bachelor degrees in Biochemistry at Anhui University and in International Trade at Shanghai Institute of Foreign Trade. Mr. Xia has made significant contributions to our sales revenue growth in previous years with outstanding leadership and performance results. He kept his top record of generating sales revenue for many years after joining Sinovac. He is a leader with creativity and developed the sales strategy for our existing products. Mr. Ming Xia organized the reform on sales strategy to meet the change of the market situation.

B. Compensation

In 2011, the aggregate cash compensation paid to our directors and executive officers was approximately $1.24 million. The total amount of compensation paid to executive directors in 2011 included payment made to Ms. Chup Hung Mok, a former independent director, who resigned from the board effective December 31, 2011. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of executive officers is made based on the annual performance of the company in different functions. Each vice president’s bonus is determined based on a comparison of their actual performance in each of the functional areas they supervise objectives set at the beginning of the years. The bonus payment plan is approved by the board of the company they are serving. For options granted to officers and directors, see “2003 Stock Option Plan.”

Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of options granted under our 2003 stock option plan. The following table summarizes, as of March 31, 2012, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group under our 2003 Stock Option Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Simon Anderson	50,000	1.60	January 20, 2009	January 19, 2014
Yuk Lam Lo	50,000	1.60	January 20, 2009	January 19, 2014
Xianping Wang	50,000	1.60	January 20, 2009	January 19, 2014
Chuphung Mok(1)	50,000	1.60	January 20, 2009	January 19, 2014

(1)         Ms. Chup Hung Mok resigned from the board in January 2012 for her personal reason.

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

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

•        Size of plan.  We have reserved an aggregate of 5,000,000 of our common shares for issuance under our 2003 Stock Option Plan. As of April 2, 2012, options to purchase an aggregate of 1,728,500 of our common shares were issued and outstanding and an aggregate of 3,221,000 common shares have been issued pursuant to options issued under the plan.

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

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Simon Anderson, Yuk Lam Lo and Meng Mei, and is chaired by Simon Anderson, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

Compensation Committee

Our compensation committee consists of Messrs. Simon Anderson, Yuk Lam Lo and Mr. Meng Mei and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2011, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Simon Anderson, Yuk Lam Lo and Mr. Meng Mei and is chaired by Mr. Yuk Lam Lo, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The former chairman, Ms. Chup Hung Mok resigned from the board effective December 31, 2011. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2011, our nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent three times.

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

D. Employees

As of December 31, 2009, 2010 and 2011, we had 400, 483 and 614 full-time employees. Of our workforce as of December 31, 2011, about 85 employees are engaged in research and development and 165 employees are engaged in sales and marketing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2011, by:

•                  each of our directors and executive officers; and

•                  each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 54,773,961 common shares outstanding as of December 31, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,134,250	11%
Simon Anderson	97,400	*
Yuk Lam Lo	50,000	*
Nan Wang	40,500	*
Ming Xia	36,000	*
Institutional Shareholders (as of March 28)
SAIF Partners IV(1)	10,595,720	19.4%
Wellington Management Company, LLP	3,464,387	6.3%

*      Less than 1%.

(1)   According to the 13-D Filing made by SAIF Partners on December 29, 2011 (shares beneficially owned as of December 31, 2010 – 6.88%)

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2011, 54,773,961 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares are held by the record shareholders in the United States.

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

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing for total annual rent of approximately RMB1.4 million. The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB452,600 to RMB1,357,000 per year. We entered into another operating lease agreement with SinoBioway in June 2007 with respect to Sinovac Beijing’s production plant in Beijing for an annual rent of approximately RMB2.0 million. The lease commenced in June 2007 and has a term of 20 years. In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s (formerly known as Sinovac Biological) business on research and development for an annual rent of approximately RMB861,000. The lease commenced on September 30, 2010 and has a term of five years. We incurred rent of $503,136, $581,941 and $804,565 to SinoBioway for these leases in 2009, 2010 and 2011, respectively.

In 2009, 2010 and 2011, we incurred $121,119, $176,032 and $274,812, respectively, to our directors for management consulting services and director fees.

Share Options

See ITEM 6.B. “Directors, Senior Management and Employees — 2003 Stock Option Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In November 2008, a death of a minor in Beijing was reported, which coincided with the administration of Healive that we produced two days prior. According to the autopsy results, the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, parents of the dead commenced a legal proceeding against us and other three defendants at Beijing Haidian District People’s Court and claimed RMB616,858 as compensation. On November 19, 2010, the Beijing’s Haidian District People’s Court absolved Sinovac of liability in the matter.

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

Other than as described above, we are not currently a party to any serious litigation or other legal proceedings brought against us. We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations. We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

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

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiary, Sinovac Beijing and Sinovac Dalian, and wholly owned subsidiaries Sinovac R&D through Sinovac HK and wholly owned Tangshan Yian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing and Sinovac Dalian are required to set aside, at the discretion of their boards of directors, a portion of their after-tax profits to their reserve fund, enterprise development fund and employee welfare and bonus funds. These funds are not distributable in cash dividends.

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

	Sales Price
	High	Low
Annual High and Low
2007	8.33	2.50
2008	5.22	0.75
2009	12.50	1.02
2010	7.78	3.50
2011	4.92	1.91
Quarterly High and Low
First quarter 2010	7.78	5.77
Second quarter 2010	6.00	3.72
Third quarter 2010	4.71	3.50
Fourth quarter 2010	5.06	3.58
First quarter 2011	4.92	3.98
Second Quarter 2011	4.55	2.77
Third Quarter 2011	3.33	1.91
Fourth Quarter 2011	2.88	1.92
Monthly High and Low
October 2011	2.41	1.92
November 2011	2.47	1.93
December 2011	2.88	2.11
January 2012	2.36	2.10
February 2012	2.25	2.05
March 2012	2.24	1.92
April 2012 (through April 11, 2012)	2.05	1.78

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares traded on the OTC Bulletin Board from February 21, 2003 to December 7, 2004. Since December 8, 2004, our common shares have been listed on the American Stock Exchange, now the NYSE Amex. Since November 16, 2009, our common shares have been listed on the NASDAQ Global Market under the symbol “SVA.” Since January 3, 2011, our common shares have been included into the NASDAQ Global Select Market under the symbol “SVA.”

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

When a take-over offer is made and accepted (within four months) by holders of 90% of the shares affected, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the High Court of Antigua and Barbuda but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions we make to you with respect to our common shares generally will be includible in your gross income in the year received as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently, a maximum rate of 15 percent), provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our common shares are. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common shares.

PRC Taxation

Under the EIT law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. Dividends received by us from our PRC subsidiaries and the capital gains derived from transferring our 71.56% interest to Sinovac Hong Kong may be exempt from PRC withholding tax but be subject to PRC income tax at 25%.

Under the EIT law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of common shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise”, it is possible that the dividends we pay with respect to our common shares, or the gain you may realize from the transfer of our common shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar until June 2010, when the renminbi began to further appreciate against the U.S. dollar as a result of the PRC government’s announcement on June 19, 2010 that it would further increase the flexibility of the renminbi exchange rate. These changes in currency policies resulted in an appreciation of the renminbi against the U.S. dollar by approximately 31.5% between July 21, 2005 and December 31, 2011. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 20111 into renminbi at the exchange rate of $1.00 for RMB6.3647 as of December 31, 20111, such a cash balance would have been RMB6.36 million. Assuming a further 1% appreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.30 million as of December 31, 2011.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 5.78%, 5.56% and 6.71% for the years ended December 31, 2009, 2010 and 2011. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $215,000 based on our outstanding indebtedness as of December 31, 2011.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. Material Modifications to the Rights of Security Holders

None.

F.            Use of Proceeds

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our system of disclosure controls and procedures was effective as of December 31, 2011. Please see below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

As previously reported, we identified a material weakness as of December 31, 2010 related to the Company’s financial statement close process with respect to accounting estimates related to sales provision, allowance for doubtful accounts provision and inventory provision, which was subsequently remedied in 2011.

We implemented a number of changes in our internal control over financial reporting during the year ended December 31, 2011. As of December 31, 2011, we have fully remediated the aforementioned material weakness in our internal control over financial reporting. Our remediation actions included the following:

•                  Designed and implemented additional control procedures related to sales provision, allowance for doubtful accounts provision and inventory provision;

•                  Timely and accurately collected information with respect to products held in the distribution channel and the related products’ shelve lives from the regional sales team to the financial reporting department; and

•                  Performed in-depth analysis including retrospective reviews with respect to significant accounting estimates to evaluate appropriateness of the estimation method and make necessary adjustments to reflect the change of business or market environment to arrive at appropriate provisions.

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, except as described above, it has been determined that there has been no change during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our management will continue to work to strengthen our internal controls over financial reporting.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria established within the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, we concluded that our internal control process over financial reporting was effective as of December 31, 2011.

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

	2010	2011
Audit fees(1)	$510,170	$524,000
Audit-related fees(2)	115,054
Tax consulting service fees(3)	—	—

(1)

“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in our Form 20-Fs or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

(2)

“Audit-Related Fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The services comprising the fees under this category include the work performed related to the prospectus filed by us during the year ended December 31, 2010.

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Scheme Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed with this annual report on Form 20-F

**   XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SINOVAC BIOTECH LTD.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin

Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 12, 2012

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Articles of Incorporation and By-laws

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Scheme Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed with this annual report on Form 20-F

**   XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SINOVAC BIOTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2012 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 12, 2012	Chartered Accountants

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of

Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria).  Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on Sinovac Biotech Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, Sinovac Biotech Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2011 and 2010, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 12, 2012 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 12, 2012	Chartered Accountants

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Balance Sheets

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

	2011	2010
ASSETS

Current assets
Cash and cash equivalents	$104,286,695	$101,585,490
Short-term investments (note 3)	—	1,512,447
Accounts receivable – net (notes 4 and 9)	17,834,407	22,370,296
Inventories (note 5)	8,113,428	14,541,554
Due from related party (note 12(a))	—	3,397,522
Prepaid expenses and deposits (note 12(b))	1,804,555	887,187
Deferred tax assets (note 10)	—	2,682,069

Total current assets	132,039,085	146,976,565

Property, plant and equipment (notes 7 and 9)	75,627,881	64,036,228
Long-term inventories (note 6)	5,248,237	395,516
Long-term prepaid expenses (note 12 (b))	408,656	517,957
Prepayments for acquisition of equipment	828,902	576,232
Deferred tax assets (note 10)	419,114	507,062
Licenses and permits (note 8)	1,336,254	1,348,364
Total assets	$215,908,129	$214,357,924

LIABILITIES AND EQUITY

Current liabilities
Loans payable (note 9)	$4,713,498	$10,435,887
Accounts payable and accrued liabilities (notes 7 and 13)	29,522,495	22,091,190
Income tax payable (note 10)	3,351,127	958,411
Deferred revenue (note 20)	429,416	9,707,688
Deferred tax liability (note 10)	—	1,005,186
Dividends payable	795,106	—
Deferred government grants (note 19)	1,830,566	1,559,589

Total current liabilities	40,642,208	45,757,951

Deferred government grants (note 19)	2,277,428	2,464,565
Loans payable (note 9)	17,321,327	10,057,775
Long term payable for acquisition of assets	—	4,842,509
Deferred revenue (note 20)	10,369,695	3,478,629
Total long term liabilities	29,968,450	20,843,478

Total liabilities	70,610,658	66,601,429

Commitments and contingencies (notes 14 and 23)

EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock (note 16)	54,774	54,306
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 54,773,961(2010 -54,305,961)
Additional paid-in capital	105,383,346	104,152,182
Accumulated other comprehensive income	9,978,325	6,883,834
Statutory surplus reserves (note 18)	11,808,271	11,473,110
Retained earnings	2,696,227	3,876,084

Total stockholders’ equity	129,920,943	126,439,516

Non-controlling interests (notes 11 and 15)	15,376,528	21,316,979

Total equity	145,297,471	147,756,495

Total liabilities and equity	$215,908,129	$214,357,924

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Weidong Yin	/s/ Simon Anderson
Director	Director

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Years ended December 31, 2011, 2010 and 2009

(Expressed in U.S. Dollars)

	2011	2010	2009
Sales (note 22)	$56,841,892	$33,401,426	$84,197,182

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $290,526 (2010 - $546,623; 2009 - $418,867) (note 5)	21,127,410	16,718,727	20,063,361

Gross profit	35,714,482	16,682,699	64,133,821

Selling, general and administrative expenses (note 12)	22,372,095	18,885,270	18,165,201

Provision for doubtful accounts	(166,865)	1,921,493	17,744

Research and development expenses - net of $686,258 (2010 - $43,278;2009 - $251,436) in government research grants	9,006,550	8,507,796	4,405,618

Depreciation of property, plant and equipment and amortization of licenses and permits	1,436,944	1,411,053	692,696

Government grants recognised as income	(763,677)	(1,924,134)	(1,295,563)

Total operating expenses	31,885,047	28,801,478	21,985,696

Operating income (loss)	3,829,435	(12,118,779)	42,148,125

Interest and financing expenses – net of $595,883 (2010 - $147,520; 2009 - $321,596) in government grants	(384,560)	(1,178,072)	(534,455)

Interest income	1,397,141	1,132,907	143,464

Other income (expenses)	279,866	95,744	(33,550)

Loss on disposal and write down of equipment	(454,973)	(1,237,685)	(169,678)

Income (loss) before income taxes and non-controlling interests	4,666,909	(13,305,885)	41,553,906

Income tax recovery (expenses) (note 10)	(5,066,603)	703,882	(11,140,521)

Consolidated net income (loss)	(399,694)	(12,602,003)	30,413,385

Less: income (loss) attributable to non-controlling interests	445,002	(4,094,659)	10,454,997

Net income (loss) attributable to stockholders	$(844,696)	$(8,507,344)	$19,958,388
Net income (loss)	$(399,694)	$(12,602,003)	$30,413,385
Other comprehensive income
Foreign currency translation adjustment	3,639,992	3,547,617	99,473
Total comprehensive income (loss)	3,240,298	(9,054,386)	30,512,858
Less: comprehensive income (loss) attributable to non-controlling interests	973,562	(3,205,680)	10,472,499
Comprehensive income (loss) attributable to stockholders	$2,266,736	$(5,848,706)	$20,040,359

Earnings (loss) per share (note 21) – basic	$(0.02)	$(0.16)	$0.47
– diluted	$(0.02)	$(0.16)	$0.46

Weighted average number of shares of common stock outstanding
– Basic	54,608,919	53,064,968	42,580,945
– Diluted	54,608,919	53,064,968	42,975,007

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	translation	Statutory	earnings/	Total	Non-
	Common stock		paid-in	exchange n	surplus	(accumulated	stockholders’	controlling	Total
	Shares	Amount	capital	Adjustment)	reserves	deficit)	equity	interest	Equity
Balance, December 31, 2008	42,893,928	$42,894	$41,629,506	$4,143,225	$5,549,684	$(1,651,534)	$49,713,775	$7,185,349	$56,899,124

Stock-based compensation	—	—	422,860	—	—	—	422,860	—	422,860

Exercise of stock options	234,100	234	697,086	—	—	—	697,320	—	697,320

Contribution from a former minority shareholder	—	—	115,677	—	—	—	115,677	—	115,677

Subscriptions received (note 16)	—	—	4,035	—	—	—	4,035	—	4,035

Share buyback (note 16)	(542,767)	(543)	(335,288)	—	—	—	(335,831)	—	(335,831)

Other comprehensive income (loss)
- Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	17,502	17,502
- Other comprehensive income attributable to stockholders	—	—	—	81,971	—	—	81,971	—	81,971

Net income for the year
- Net income attributable to non-controlling interest	—	—	—	—	—	—	—	10,454,997	10,454,997
- Net income attributable to stockholders	—	—	—	—	—	19,958,388	19,958,388		19,958,388

-Transfer to statutory surplus reserve (note 18)	—	—	—	—	4,313,567	(4,313,567)	—	—	—

Dividend to non-controlling interest	—	—	—	—	—	—	—	(3,849,601)	(3,849,601)

Balance, December 31, 2009	42,585,261	$42,585	$42,533,876	$4,225,196	$9,863,251	$13,993,287	$70,658,195	$13,808,247	$84,466,442

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statement of Changes in Equity

(Expressed in U.S. Dollars)

				Accumulated
				other
				comprehensive
				Income (foreign
			Additional	translation	Statutory		Total	Non-
	Common stock		paid-in	currency on	surplus	Retained	Stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2009	42,585,261	$42,585	$42,533,876	$4,225,196	$9,863,251	$13,993,287	$70,658,195	$13,808,247	$84,466,442

Stock-based compensation	—	—	459,901	—	—	—	459,901	—	459,901

Exercise of stock options (note 16)	220,700	221	409,734	—	—	—	409,955	—	409,955

Issuance of new common stock (note 16)	11,500,000	11,500	66,113,500	—	—	—	66,125,000	—	66,125,000

Share issuance cost	—	—	(4,279,694)	—	—	—	(4,279,694)	—	(4,279,694)

Non-controlling interest of Sinovac Dalian (note 15)	—	—	—	—	—	—	—	20,477,416	20,477,416

Purchase additional 25% interest in Sinovac Dalian (note 15)	—	—	—	—	—	—	—	(7,562,237)	(7,562,237)

Equity adjustment on acquisition of additional 25% in Sinovac Dalian (note15)	—	—	(1,112,527)	—	—	—	(1,112,527)	1,112,527	—

Other comprehensive income

- Other comprehensive income attributable to non-controlling interests	—	—	27,392	—	—	—	27,392	861,587	888,979

- Other comprehensive income attributable to stockholders	—	—	—	2,658,638	—	—	2,658,638	—	2,658,638

Net loss for the year
- Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(4,094,659)	(4,094,659)

- Net loss attributable to stockholders	—	—	—	—	—	(8,507,344)	(8,507,344)	—	(8,507,344)

Transfer to statutory surplus reserves (note 18)	—	—	—	—	1,609,859	(1,609,859)	—	—	—

Dividend distributed to non-controlling interest of Sinovac Beijing	—	—	—	—	—	—	—	(3,285,902)	(3,285,902)

Balance, December 31, 2010	54,305,961	$54,306	$104,152,182	$6,883,834	$11,473,110	$3,876,084	$126,439,516	$21,316,979	$147,756,495

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statement of Changes in Equity

(Expressed in U.S. Dollars)

				Accumulated
				other
				comprehensive
				income (foreign
			Additional	currency			Total	Non-
	Common stock		paid-in	translation	Dedicated	Retained	stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2010	54,305,961	$54,306	$104,152,182	$6,883,834	$11,473,110	$3,876,084	$126,439,516	$21,316,979	$147,756,495

Stock-based compensation	—	—	206,301	—	—	—	206,301	—	206,301

Exercise of stock options (note 16)	468,000	468	748,332	—	—	—	748,800	—	748,800

Subscriptions received	—	—	3,360	—	—	—	3,360	—	3,360

Equity adjustment on acquisition of an additional 1.53% in Sinovac Beijing (note 11)	—	—	273,171	(16,941)	—	—	256,230	(256,230)	—

Other comprehensive income

- Other comprehensive income attributable to non-controlling interests	—	—		—	—	—		528,560	528,560

- Other comprehensive income attributable to stockholders	—	—	—	3,111,432	—	—	3,111,432	—	3,111,432

Net income for the year
-Net income attributable to non-controlling interest								445,002	445,002

- Net loss attributable to stockholders	—	—	—	—	—	(844,696)	(844,696)	—	(844,696)

Transfer to statutory surplus reserves	—	—	—	—	335,161	(335,161)	—	—	—

Dividend distributed to non-controlling interest	—	—	—	—	—	—	—	(6,657,783)	(6,657,783)

Balance, December 31, 2011	54,773,961	$54,774	$105,383,346	$9,978,325	$11,808,271	$2,696,227	$129,920,943	$15,376,528	$145,297,471

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statement of Cash Flows

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

	2011	2010	2009

Cash flows from (used in) operating activities
Net income (loss)	$(399,694)	$(12,602,003)	$30,413,385
Adjustments to reconcile net income to net cash provided by operating activities:
- deferred income taxes	2,845,195	(1,708,489)	1,261,823
- stock-based compensation	206,301	459,901	422,860
- inventory provision	4,034,169	6,805,541	593,451
- provision for (recovery of) doubtful accounts	(166,865)	1,921,493	17,744
- write-down of equipment and loss on disposal	454,973	1,237,685	169,678
- research and development expenditures qualified for government grant	(686,258)	(43,278)	(251,436)
- depreciation of property, plant and equipment and amortization of licenses and permits	4,825,613	4,232,103	2,239,139
- deferred government grant recognized in income	(432,543)	(416,019)	(1,119,054)
- accretion expenses	377,410	117,064	—
Changes in:
- accounts receivable	5,474,602	1,003,642	(5,019,696)
- inventories	(1,915,078)	(8,597,440)	(5,384,946)
- income tax payable	1,339,812	(5,524,628)	6,758,750
- prepaid expenses and deposits	(530,715)	(903,696)	468,782
- deferred revenue	(2,695,943)	426,040	12,722,284
- accounts payable and accrued liabilities	1,204,647	(686,461)	5,118,740

Net cash provided by (used in) operating activities	13,935,626	(14,278,545)	48,411,504

Cash flows from financing activities
- Loan proceeds	11,391,836	19,989,083	17,687,473
- Loan repayments	(10,658,840)	(17,850,030)	(10,232,422)
- Proceeds from issuance of common stock, net of share issuance costs	748,800	62,255,261	697,320
- Repurchase of common shares	—	—	(335,831)
- Proceeds from shares subscribed	3,360	—	4,035
- Dividends paid to non-controlling shareholder of Sinovac Beijing	(5,862,676)	(3,285,902)	(3,846,501)
- Government grants received	1,592,925	372,012	1,318,857
- Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	3,397,522	(3,286,695)	—

Net cash provided by financing activities	612,927	58,193,729	5,292,931

Cash flows used in investing activities
- Restricted cash	—	64,400	(64,400)
- Proceeds from disposal of equipment	122,089	231,606	—
- Proceeds from redemption of short-term investments	1,544,759	7,314,187	—
- Purchase of short-term investments	—	(1,475,209)	(7,308,873)
- Prepayments for acquisition of equipment	(467,183)	(562,043)	—
- Acquisition of property, plant and equipment	(14,989,876)	(24,817,168)	(4,320,065)

Net cash used in investing activities	(13,790,211)	(19,244,227)	(11,693,338)

Exchange gain on cash and cash equivalents	1,942,863	1,961,321	48,013

Increase in cash and cash equivalents	2,701,205	26,632,278	42,059,110

Cash and cash equivalents, beginning of year	101,585,490	74,953,212	32,894,102

Cash and cash equivalents, end of year	$104,286,695	$101,585,490	$74,953,212

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amount capitalized	$455,851	$1,017,502	$914,546
Cash paid for income taxes	$881,596	$5,986,249	$3,066,447

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$9,124,751	$3,958,740	$1,120,330

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

1.                              Basis of Presentation

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“US GAAP”). They include the accounts of Sinovac Biotech Ltd., which is incorporated under the laws of Antigua and Barbuda, and its wholly-owned or controlled subsidiaries (collectively, the “Company”). All significant intercompany transactions have been eliminated. Details of the Company’s subsidiaries are as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2011	Percentage of ownership as of December 31, 2010	Principal activity
Sinovac Biotech (Hong Kong) Ltd (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Sales of vaccine products

Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 11)	April 2001	PRC	73.09%	71.56%	Research and development, production and sales of vaccine products

Tangshan Yian Biological Engineering Co., Ltd (“Tangshan Yian”)	February 1993	PRC	100%	100%	Research and development, production and sales of vaccine products

Sinovac Biological Technology Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products

Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (notes 11 and 15)	January 2010	PRC	55%	55%	Research and development, production and sales of vaccine products

Ownership in the subsidiaries located in the People’s Republic of China (“PRC” or “China”), as well as licenses and permits, involve certain inherent risks due to the complexity of the governmental rules in China.  Such ownership could be challenged by PRC government authorities.  Each of these matters is subject to uncertainty, and it is possible that some of these matters may result in unfavorable outcome for the Company.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies

(a)                               Use of Estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns, allowance for doubtful accounts, inventory provision, useful lives of amortizable intangible assets, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

(b)                               Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. Cash equivalents as of December 31, 2011 and 2010 are short-term deposits and investments with banks with original maturities of three months or less.

(c)                                Short-term Investments

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

(d)                               Accounts Receivable

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

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(f)                                 Property, Plant and Equipment

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

(g)                                Licenses and Permits

The Company capitalizes the patent payment and the purchase cost of vaccines if the vaccine has received a new drug certificate from the State Food and Drug Administration (“SFDA”) of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses and permits, in relation to the production and sales of pharmaceutical products, are amortized on a straight-line basis over their respective useful lives, which are estimated to be 10 years for inactivated hepatitis A and recombinant hepatitis A&B licenses and 20 years for H5N1 license. Useful lives of licenses and permits are subject to the uncertainties described in note 1.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(h)                               Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset.  If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows. There were no impairment adjustments to the carrying value of the long-lived assets for the years ended December 31, 2011, 2010 and 2009.

(i)                                  Income Taxes

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

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

The Company has reviewed the tax positions taken, or to be taken, in its tax return for all tax years currently open to examination by a taxing authority in accordance with the recognition and measurement standards of ASC 740. The Company is not under examination by any authority for income tax purposes and has not applied any income tax filing extension.

The Company is not subject to taxation in the U.S. The Company’s taxing jurisdiction is Antigua and Barbuda. Sinovac Hong Kong’s taxing jurisdiction is Hong Kong. Sinovac Canada has had no transactions/activities since inception. The Company’s four subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian’s taxing jurisdiction is China. Income tax returns filed by the Company and its active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004 and Sinovac R&D and Sinovac Dalian for the year since 2010.

(j)                                  Value-added Taxes

Value-added taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. Value-added taxes collected from customers are excluded from revenue.

(k)                                 Revenue Recognition

Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes title of the products.  The Company provides its customers with a limited right of return. The product return provision for seasonal influenza vaccine at year end is estimated based on actual sales returns because the returned products are known by the end of the flu season which is generally end of March. As of December 31, 2011, reserves for seasonal influenza vaccine returns are approximately $1 million (December 31, 2010 - $3.2 million). The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels, external data with respect to inventory levels as well as the remaining shelf lives of the products in the distribution channel. As of December 31, 2011, reserves for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine returns are $1.7 million (December 31, 2010 - $2.6 million). Sales return provision on inactivated hepatitis A and combined inactivated hepatitis A&B represents 8.3% and 16% of private pay market sales in 2011 and 2010, respectively. For H1N1 and H5N1 vaccines, customers do not have a right of return.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs, the Company generally obtains purchase authorizations from the government for a specified amount of products at a specified price and revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, revenue related to these expired products is recognized once cash has been received and the products have expired and passed government inspection.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(l)                                   Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are part of selling expenses in the consolidated statements of income (loss). In 2011, $1,197,272 (2010 - $1,051,791; 2009 - $1,387,766) related to shipping and handling costs was included in selling expenses in the consolidated statements of income (loss).

(m)                           Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $11,973 for the year ended December 31, 2011 (2010 - $39,615; 2009 - $67,614).

(n)                               Research and Development

Research and development costs are charged to operations as incurred and are listed as a separate line item on the Company’s consolidated statements of income (loss).

(o)                               Government Grants

Government grants are received from the PRC government by the operating subsidiaries of the Company. Government grants for reimbursement of research and development expenses are taken into income in the period in which the expenses are incurred and the conditions imposed by the government authorities are fulfilled. Government grants for research and development recognized are recorded as reduction to research and development expenses and classified as operating income in the Company’s consolidated statements of income (loss). Government grants for building production facilities are deferred and recognized in income in the same manner as the production facilities are amortized. Interest subsidies are recorded as reduction to interest expenses in the Company’s consolidated statements of income (loss) or recorded as reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. Other incentives received from local government to encourage expansion of local businesses are recognized in operating income. Government grants are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

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

The assets and liabilities of the foreign subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D, and Sinovac Dalian are translated into U.S. dollars at exchange rates in effect at the balance sheet date.  Revenue and expenses are translated at average exchange rate.  Gain and losses from such translations are included in stockholders’ equity as a component of other comprehensive income.

(q)                               Stock-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options, is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards.  The value of the portion of the award that is ultimately expected to vest is recognized on a straight-line basis as expense over the requisite service period in the consolidated statements of income (loss).

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

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

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

As of December 31, 2011 and 2010, the Company did not have any Level 3 financial assets. As of December 31, 2010, the Company’s Level 2 financial assets were short-term investments measured at fair value. As of December 31, 2011 and 2010, the Company did not have financial liabilities measured at fair value on a recurring basis.

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term loans payable, accounts payable and accrued liabilities, and due from related parties approximate their fair value because of their short term nature.  The fair values of loans payable and long-term payable for acquisition of assets are based on the estimated discounted value of future contractual cash flows which approximate their fair value as they have variable interest rates adjusted every 12 months. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese RMB. In 2011, foreign exchange gain of $294,653 (2010 — loss of $209,958; 2009 — loss of $8,880) is included in selling, general and administrative expenses. As at December 31, 2011, cash and cash equivalents of $80,191,109 (RMB 510,392,021) (December 31, 2010 — $46,420,594 (RMB 306,923,681); December 31, 2009 — $64,993,822 (RMB 444,362,763)) are denominated in RMB and are held in PRC and Hong Kong.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, accounts receivable, and short-term investments, the balances of which are stated on the consolidated balance sheets which represents the Company’s maximum exposure. The Company places its cash and cash equivalents in high credit quality financial institutions. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are various government agencies in China. No single customer accounted for more than 10% of total sales for the years ended December 31, 2011, 2010 and 2009 except for government stockpile purchases (note 22). To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The Company does not require collateral or other security to support financial instruments subject to credit risks.

Interest Rate Risks

The Company is subject to interest rate risk.  The interest-bearing loans are short-term or at variable rate based on the respective bank’s primary lending rate (note 9).

(u)                                 Recently Adopted Accounting Standards

Effective January 1, 2011, the Company adopted Accounting Standard Update (“ASU”) 2009-13, which amends ASC 605 Revenue Recognitions, Multiple-Deliverable Revenue Arrangements. The amendments require an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices. The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, the Company adopted ASU 2010-13, which amends ASC 718 Compensation — Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments are effective for fiscal year beginning on or after December 15, 2010, with early adoption permitted. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

Effective January 1, 2011, the Company adopted ASU 2010-17, which amends ASC 605, Revenue Recognition, Milestone Method of Revenue Recognition. The amendments provide guidance on defining a milestone under ASC 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments are effective for fiscal year beginning on or after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, the Company adopted ASU 2010-29, which amends ASC 805, Business Combinations, Disclosure of Supplementary Pro Forma Information for Business Combinations. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, and should be applied prospectively. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(v)         Recently Issued Accounting Guidance, Not Adopted as of December 31, 2011

In May 2011, the FASB issued ASU 2011-4, which amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge US GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective for fiscal year beginning on or after December 15, 2011. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-5, which amends the presentation guidance in ASC 220, Comprehensive Income, and will result in more converged guidance on how comprehensive income is presented under US GAAP and IFRS, although some differences remain. The new US GAAP guidance gives companies two choices of how to present items of net income, items of other comprehensive income or separate consecutive statements. Companies will no longer be allowed to present OCI in the statement of stockholders’ equity. Earnings per share would continue to be based on the net income. Although existing guidance related to items that must be presented in other comprehensive income (“OCI”) has not changed, companies will be required to display reclassification adjustments for each component of OCI in both net income and OCI. Also companies will need to present the components of other comprehensive income in their interim and annual financial statements. The amendments are effective for fiscal year beginning on or after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, which defers ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and OCI on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The ASU also defers the requirement to report reclassification adjustments in interim periods. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, which amends the disclosure guidance in ASC 210, Balance Sheet. New disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under US GAAP and IFRS related to the offsetting of financial instruments. The existing US GAAP guidance allowing balance sheet offsetting, including industry-specific guidance, remains unchanged. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The amendments should be applied retrospectively for all prior periods presented.

(w)       Comparative Figures

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

3.                                      Short-term Investments

	December 31,	December 31,
	2011	2010
Commercial paper with a term of 7 days, payable or renewable on any weekday, bearing maximum interest at 3.2% per year	—	$1,512,447

Short-term investments	—	$1,512,447

4.                                      Accounts Receivable - net

	December 31,	December 31,
	2011	2010
Trade receivables (note 9)	$20,779,992	$26,208,393
Allowance for doubtful accounts	(3,927,914)	(4,212,922)
	$16,852,078	$21,995,471
Other receivables	982,329	374,825
Total accounts receivable	$17,834,407	$22,370,296

Accounts receivable with a carrying value of $5.5 million (RMB 35 million) were pledged as collateral for a bank loan (note 9).

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company records its allowance for doubtful accounts based upon its assessment of various factors. As of December 31, 2011, the Company provided 100% allowance for accounts aged more than two years, approximately 55% allowance for accounts receivable aged between one year and two years, and approximately 6% allowance for accounts receivable aged less than one year.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

4.                                      Accounts Receivable — net (continued)

The Company’s maximum exposure to credit risk at the balance sheet date relating to trade receivables is summarized as follows:

	December 31,	December 31,
	2011	2010
Aging within one year, net of allowance for doubtful accounts	$16,025,464	$19,745,688

Aging greater than one year, net of allowance for doubtful accounts	826,614	2,249,783
Total trade receivables	$16,852,078	$21,995,471

5.                                      Inventories

	December 31,	December 31,
	2011	2010
Raw materials	$3,230,727	$1,176,209
Work in progress	446,468	632,911
Finished goods	4,436,233	12,732,434
Inventories	$8,113,428	$14,541,554

For the year ended December 31, 2011, the Company charged $1,205,179 (2010 – $297,623; 2009 – $187,442) of excessive fixed production overhead to cost of sales.

In 2011, 2010 and 2009, cost of sales included provision of $4,034,169, $6,805,541, and $593,451, respectively for the estimated value of inventory likely to expire before being sold.

6.                                      Long-term Inventories

Long-term inventories represent H5N1 with remaining shelf lives over one year and H1N1 vaccines expired but government inspection has not been completed. These vaccines are for government stockpiling purpose.

	December 31,	December 31,
	2011	2010

Work in progress	$—	$317,857
Finished goods	5,248,237	77,659
Long-term inventories	$5,248,237	$395,516

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

7.                                      Property, Plant and Equipment

	December 31, 2011
		Accumulated	Net book
	Cost	Depreciation	Value
Construction in progress	$22,341,627	$—	$22,341,627
Plant and building	23,902,926	3,373,144	20,529,782
Land-use rights	11,639,714	679,504	10,960,210
Machinery and equipment	26,178,326	8,739,877	17,438,449
Motor vehicles	1,842,370	1,105,785	736,585
Office equipment and furniture	2,083,117	901,314	1,181,803
Leasehold improvement	3,658,617	1,219,192	2,439,425
Total	$91,646,697	$16,018,816	$75,627,881

	December 31, 2010
		Accumulated	Net book
	Cost	Depreciation	Value
Construction in progress	$11,421,734	$—	$11,421,734
Plant and building	22,274,540	2,354,501	19,920,039
Land-use rights	11,204,708	395,487	10,809,221
Machinery and equipment	22,912,867	6,169,987	16,742,880
Motor vehicles	1,773,515	690,932	1,082,583
Office equipment and furniture	2,022,351	632,059	1,390,292
Leasehold improvement	3,521,885	852,406	2,669,479
Total	$75,131,600	$11,095,372	$64,036,228

Land and building of Changping facilities of Sinovac Beijing with a net book value of $7.38 million (RMB 46.97 million) was pledged as collateral (note 9) for a bank loan from China Construction Bank.

Plant and building of Sinovac Beijing with a net book value of $3.4 million (RMB 21.5 million) was pledged as collateral (note 9) for a bank loan from Bank of Beijing.

Depreciation expense in 2011, 2010 and 2009 was $4,557,268, $3,685,480 and $1,841,261 respectively.

As at December 31, 2011, the accounts payable and accrued liabilities included $9,124,751 (December 31, 2010 - $3,958,740) for purchasing plant, property and equipment.

Loss on disposal and write down of equipment in 2011, 2010 and 2009 was $454,973, $1,237,685 and $169,678, respectively.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

8.                                      Licenses and Permits

	December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	$3,319,347	$3,319,347	$—
Combined inactivated hepatitis A&B	477,313	332,916	144,397
H5N1 licenses (note 23 (c))	1,444,675	252,818	1,191,857
Total	$5,241,335	$3,905,081	$1,336,254

	December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	$3,195,295	$3,073,516	$121,779
Combined inactivated hepatitis A&B	459,475	274,140	185,335
H5N1 licenses (note 23 (c))	1,190,000	148,750	1,041,250
Total	$4,844,770	$3,496,406	$1,348,364

(a)                                  Amortization expense for the licenses and permits was $268,345, $546,623 and $397,878 for the years ended December 31, 2011, 2010 and 2009, respectively.

(b)                                The estimated amortization expenses for the remaining useful lives are as follows:

2012	$120,000
2013	120,000
2014	120,000
2015	72,000
2016	72,000
Thereafter	832,254
Total	$1,336,254

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

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

9.                                      Loans   Payable

	December 31,	December 31,
	2011	2010
Bank loan (China Merchants Bank): RMB 10 million, bearing interest at 5.56% per year, interest is payable quarterly and the principal is payable on December 22, 2011.The loan was repaid on December 22, 2011.	$—	$1,512,447
Bank loan (China Merchants Bank): RMB 10 million, bearing interest at 20% above the prime rate of a one-year term loan published by the People’s Bank of China, currently at 7.872% per year. Interest is payable quarterly and the principal is payable on December 21, 2012. The loan agreement is under a general credit facility agreement with the same bank with a limit of RMB 30 million for the period from December 22, 2011 to December 21, 2012.	1,571,166	—
Bank loan (Industrial and Commercial Bank of China Limited): RMB 50 million, bearing interest at Bank of China’s prime rate for loans of nine months to one year plus 1.04% per year. Interest is payable monthly and the principal is payable on December 7, 2011. The loan was collateralized by the trade receivables of Sinovac Beijing with a carrying value of RMB 80 million. The loan was repaid on December 7, 2011.	—	7,562,237
Bank loan (Industrial and Commercial Bank of China Limited): RMB 20 million, bearing interest at 10% above Bank of China’s prime rate for loans of six months to one year plus 1.456% of financing fee per year, currently at 8.672% per year. Interest is payable monthly and the principal is payable on December 21, 2012. The loan is guaranteed by an unrelated third party, with a guarantee fee of $63,000 (RMB 400,000) over the term of the loan and the trade receivables of Sinovac Beijing with a carrying value of not lower than RMB 35 million is pledged to the guarantee company.	3,142,332	—
Bank loan (Bank of China): RMB 9 million, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on April 5, 2011. The loan is exclusively for H1N1 working capital. Subject to the terms and conditions pursuant to the agreement, Sinovac Beijing is required to maintain a debt to asset ratio less than 90% and daily balance of cash and cash equivalents not less than RMB 50 million. The loan was repaid on April 2, 2011.	—	1,361,203
Loans payable — current-term	$4,713,498	$10,435,887

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

9.                                      Loans   Payable  (continued)

	December 31,	December 31,
	2011	2010

Bank loan (China Construction Bank): RMB 76.5 million (December 31, 2010 — RMB 66.5 million), bearing interest at the bank’s prime lending rate and adjusted every 12 months, currently at 6.9% per year. The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly. The total amount of the loan is $14.14 million (RMB 90 million) and is advanced to the Company in six installments according to the agreement. Land and building of the Changping facility of Sinovac Beijing with a net book value of $7.38 million (RMB 46.97 million) was pledged as collateral. The entire principal amount is payable on February 9, 2015.

	$12,019,420	$10,057,775
Bank loan (Bank of Beijing): RMB 33,745,050 bearing interest at the bank’s prime lending rate and adjusted every 12 months, currently at 6.9% per year. Interest is payable quarterly. The loan is for construction of the Changping facility and has a maximum credit amount of RMB 200 million. The loan is repayable on November 13, 2015. The Company also obtained a credit with a maximum quota for issuing letter of credits of RMB 80 million with the same bank. Plant and building of Sinovac Beijing with a net book value of $3.4 million (RMB 21.5 million) was pledged as collateral.	5,301,907	—

Loans payable — long-term	$17,321,327	$10,057,775

The weighted average effective interest rate was 6.71% and 5.56% in 2011 and 2010, respectively. In 2011, 2010, and 2009, the Company incurred $1,439,743, $1,163,551 and $914,546 interest costs, respectively, of which $251,891 (net of $711,738 loan interest subsidies received) (2010 - $nil and 2009 - $nil) have been capitalized in property, plant and equipment.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

10.                               Income Taxes

Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises.

On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”) became effective. This Enterprise Income Tax Law eliminated the previous preferential tax treatment that was available to the foreign invested enterprises (“FIEs”) but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the Enterprise Income Tax Law, both domestic companies and FIEs are subject to an unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” (“HNTE”) status according to the new criteria and obtained the certificate on September 19, 2011. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2011 to 2013.  The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the “High and New Technology Enterprise” criteria. Tangshan Yian is subject to a 25% income tax rate but is subject to a preferential exemption from income taxes for two years and a 50% reduction in income taxes for the three years from 2008 to 2013. The unified income tax rate of 25% is also applicable to Sinovac R&D and Sinovac Dalian until they obtain HNTE certificates.

The Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the Enterprises Income Tax Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of the management continue to be located in the PRC, the Company may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on its worldwide income. The dividends that the Company receives from its PRC subsidiaries would be exempt from PRC withholding tax but be subject to income tax at 25% if the Company is recognized as a PRC tax resident.

If Sinovac Beijing had not been subject to the beneficial tax rate described above, the income tax expenses (net of non-controlling interest) would have been increased (decreased) by approximately $521,155 (RMB 3,373,697), ($2,545,830) (RMB17,254,418) and $2,622,861 (RMB 17,942,992), for the years ended December 31, 2011, 2010 and 2009, respectively.  Basic earnings (losses) per common share would have been approximately ($0.03), ($0.11), $0.41, and diluted earnings (losses) per common share would have been ($0.03), ($0.11), $0.40 for the years ended December 31, 2011, 2010 and 2009, respectively.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

10.                               Income Taxes (continued)

Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong are subject to withholding tax at a rate of 5%, or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from its PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. As of December 31, 2011, the deferred tax liability related to the withholding tax on undistributed earnings of Sinovac Beijing is $nil (December 31, 2010 - $1,005,186) based on 10%. As of December 31, 2011, the withholding tax on dividends declared to Sinovac Hong Kong is $1,730,201 (December 31, 2010 - $nil) based on a withholding tax rate of 10% and is included in income tax payable.  The withholding tax rate and amount are subject to the approval of the PRC tax authorities.

The Company was incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

Income taxes are attributed to the operations in China and consist of:

	2011	2010	2009

Current	$2,221,408	$1,004,607	$9,878,698
Deferred	2,845,195	(1,708,489)	1,261,823
Total income tax expense (recovery)	$5,066,603	$(703,882)	$11,140,521

The reconciliation of income taxes at the statutory income tax rate in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of income (loss) is as follows:

	2011	2010	2009
Income taxes resultant from capital gain	$—	$—	$2,485,556
Income taxes on dividend and interest income received from subsidiary	725,015	(420,237)	1,397,306
Loss of subsidiaries at higher rate in China	(2,055,694)	(1,897,897)	(650,715)
Income of the subsidiary (Sinovac Beijing) at higher rate in China	1,651,243	901,804	6,918,471
Changes in tax benefits not recognized	4,327,094	2,172,278	772,572
Non-deductible expenses	206,641	13,800	355,924
Future tax rate difference on current timing differences	432,924	(1,487,233)	(133,719)
Others	(220,620)	13,603	(4,874)
Income tax expense (recovery)	$5,066,603	$(703,882)	$11,140,521

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

10.                               Income Taxes (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follow:

	2011	2010
Tax losses carried forward	$2,055,694	$1,897,897
Tax on accounts receivable provision	630,970	631,938
Excess of tax cost over net book value of certain assets	2,898,123	3,189,131
Less: valuation allowance	(5,165,673)	(2,529,835)
Total deferred tax assets	419,114	3,189,131
Less: current portion	—	(2,682,069)
Total deferred tax assets-long term	$419,114	$507,062

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by its subsidiaries have not been recorded in the financial statements. The tax losses of its PRC subsidiaries in the amount of $8,930,894 (RMB 56,842,461) can be carried forward for five consecutive years against its profits starting from 2012 and will expire ranging from 2015 to 2017.

The Company evaluates its valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from continuing operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

A full valuation allowance has been provided for the current deferred income tax assets arising from Sinovac Beijing’s temporary differences.

The valuation allowance relating to losses carried forward of the PRC subsidiaries are still required as realization of this element of the potential tax benefit is still uncertain.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

11.                               Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On October 1, 2011, the Company increased its ownership in Sinovac Beijing by an additional 1.53% through contributing the dividends declared to Sinovac Hong Kong but unpaid in the amount of $2,906,308 (RMB 18,605,600). An adjustment of $273,171 (RMB 1,640,336) resulted from the difference between the adjustment to the carrying amount of the non-controlling interest in Sinovac Beijing and the consideration was charged to additional paid-in capital. The non-controlling interest in Sinovac Beijing was 28.44% prior to October 1, 2011 and was 26.91% after October 1, 2011. The non-controlling interest in Sinovac Dalian was 70% for the period from the incorporation to December 27, 2010 and was 45% as of December 31, 2010 (note 15).

12.                               Related Party Transactions and Balances

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

(a)                                 Unsecured, non-interest bearing. The loan to the non-controlling shareholder was in lieu of dividend.

	December 31,	December 31,
	2011	2010

Due from Sino Bioway Biotech Group Holding Ltd., (“Sino Bioway”), a non-controlling shareholder of Sinovac Beijing	$—	$3,397,522

(b)                                The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2011	2010	2009
Rent expenses incurred to Sino Bioway	$804,565	$581,941	$503,136

In 2004, the Company entered into two operating lease agreements with Sino Bioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $216,062 (RMB 1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increased from $69,916 (RMB 452,600) to $209,747 (RMB 1,357,800) per year.

In June 2007, the Company entered into another operating lease agreement with Sino Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $315,636 (RMB 2,043,270). The lease commenced in June 2007 and has a term of 20 years.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

12.                               Related Party Transactions and Balances (continued)

In September 2010, the Company entered into another operating lease agreement with Sino Bioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of $133,035 (RMB 861,202). The lease commenced on September 30, 2010 and has a term of 5 years. Included in current and long-term prepaid expenses and deposits as at December 31, 2011, is $543,965 (RMB 3,462,172) (December 31, 2010, $653,888 (RMB 4,323,374)), representing prepaid lease payments made to this related party.

(c)

During 2011, 2010 and 2009, the Company incurred $274,812, $176,032 and $121,119 respectively, to directors of the Company, relating to management consulting services and director fees. Included in accounts payable and accrued liabilities as at December 31, 2011 is $168,818 (December 31, 2010 - $56,250; December 31, 2009 - $32,000).

13.                               Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2011 and December 31, 2010 consisted of the following:

	December 31, 2011	December 31, 2010
Trade payables	$2,945,096	$970,114
Machinery and equipment payables	4,094,238	1,303,361
Payable on acquisition of Changping assets	5,030,513	2,655,379
Accrued expenses	4,119,443	6,964,825
Value added tax payable	911,286	142,556
Other tax payable	536,735	331,295
Withholding personal income tax	1,201,628	1,109,318
Bonus and benefit payables	5,759,425	5,478,793
Other payables	4,924,131	3,135,549
Total	$29,522,495	$22,091,190

In February 2010, Sinovac Beijing purchased the facility located in Changping District, Beijing, China for $19.42 million (RMB123.6 million). To finance the acquisition, Sinovac Beijing entered into a loan agreement with China Construction Bank to borrow total RMB 90 million on February 10, 2010 (note 9). As of December 31, 2011, Sinovac Beijing made total payments of $14.16 million (RMB 90.1 million). The balance of the payable will be repaid in one payment of RMB 10 million on June 30, 2012 and one payment of RMB 23.5 million on December 31, 2012. The payable was discounted at a rate of 5.40%. Accretion expense in the amount of $377,410 (2010 - $117,064, 2009 - $nil) was included in interest and financing expenses.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

14.                               Commitments and Contingencies

(a)                                 Operating Lease Commitments

The Company leases production plant and laboratory under operating leases (note 12 (b)). Rental expense amounted to $804,565, $581,941 and $503,136 in 2011, 2010 and 2009, respectively.

Minimum future rental payments under operating leases for the years ending December 31 are as follows:

2012	$805,000
2013	805,000
2014	805,000
2015	805,000
2016	805,000
Thereafter	5,851,970
Total minimum future payments	$9,876,970

(b)                                 Other Commitments

In addition to commitments disclosed in note 23, commitments related to R&D expenditures are approximately $241,472 as at December 31, 2011.

Commitments related to capital expenditures are approximately $3,407,057.

15.                           Incorporation of Sinovac Dalian and Acquisition of Additional 25% Interest of Sinovac Dalian

The Company, through its subsidiary, Sinovac Hong Kong, incorporated Sinovac Dalian on January 19, 2010. Upon incorporation, the non-controlling interest shareholder of Sinovac Dalian contributed assets in the amount of $20,477,416 (RMB140 million) to own 70% interest in Sinovac Dalian. Sinovac Hong Kong contributed cash in the amount of $8,776,036 (RMB 60 million) to own 30% interest in Sinovac Dalian. Upon incorporation, the non-controlling interest was recorded at the fair value of $20,477,416 (RMB140 million). The transaction was accounted for as an asset acquisition. The Company consolidated Sinovac Dalian from the date of incorporation due to its control of Sinovac Dalian’s board of directors by holding two of three board seats.

On December 27, 2010, the Company purchased an additional 25% interest in Sinovac Dalian. An adjustment of $1,112,527 (RMB7,355,807) resulted from the difference between the adjustment to the carrying amount of the non-controlling interest in Sinovac Dalian and the cash consideration was charged to additional paid-in capital.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

16.                           Common Stock

Share Capital

In 2009, the Company repurchased 249,734 shares of common stock through open-market transactions on NYSE AMEX, at an average price of $1.34 per share, for a total consideration of $335,831.

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

In 2011, the Company issued 468,000 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share, for total proceeds of $748,000. In 2011, the Company received further cash proceeds of $3,360 on the exercise of stock options for which the shares were issued subsequent to December 31, 2011.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

17.                               Stock Options

(a)                                 Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the plan. As of December 31, 2011, 80,100 shares of common stock under the options plan remained available. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The Plan is administered by the board of directors.

In January 2009, the Company granted 1,708,500 options to directors, officers and certain employees with an exercise price of $1.60, being the quoted market price of the Company’s shares at the time of grant. These options vest in installments from January 10, 2010 to April 10, 2012 and expire on January 10, 2014. The Company did not grant any stock options in 2010. In December 2011, the Company granted 767,000 options to employees with an exercise price of $2.37, being the quoted market price of the Company’s shares at the time of grant. These options vest in installments from December 26, 2012 to March 26, 2015, and expire on December 25, 2017.

(b)                                 Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option pricing model:

	2011	2010	2009
Expected volatility	86.91%	—	75.80%
Risk-free interest rate	0.36%	—	1.38%
Expected life (years)	3.24	—	2.26
Dividend yield	Nil	—	Nil
Estimated forfeiture rate	10%	—	7%

The weighted average fair value of options granted in 2011 and 2009 was $1.35 and $0.70 per option, respectively.

The expected volatility related to 2011 grants and 2009 grants is based on the Company’s historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

17.                           Stock Options (continued)

(c)                                  Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
Outstanding as at December 31, 2009	1,783,500	1.66
Exercised	(220,700)	1.88
Forfeited	(65,400)	1.60
Outstanding as at December 31, 2010	1,497,400	1.63
Granted	767,000	2.37
Expired	(30,000)	3.23
Exercised	(468,000)	1.60
Forfeited	(37,900)	1.60
Outstanding as at December 31, 2011	1,728,500	$1.90	$576,900

Exercisable at December 31, 2011	801,700	$1.60	$481,020

Options Outstanding				Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of		Remaining	Average		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price	Exercisable	Life	Price

$1.60	961,500	2.06	$1.60	801,700	2.06	$1.60
$2.37	767,000	5	$2.37	—	—	—
	1,728,500	3.36	$1.90	801,700	2.06	$1.60

Included in selling, general and administrative expenses are $206,301, $459,901 and $422,860 of stock-based compensation in 2011, 2010 and 2009, respectively. Stock-based compensation expense is charged to operations over the vesting period of the options using the straight-line amortization method.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

17.                               Stock Options (continued)

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $995,444, $604,222 and $1,539,669 in 2011, 2010 and 2009, respectively, determined as of the date of exercise of option.

As at December 31, 2011, there was $1,043,765 of unrecognized compensation cost related to non-vested stock options granted under the Plan. That cost is expected to be recognized over a period of 39 months. The estimated fair value of stock options vested during 2011, 2010 and 2009 was $416,325, $528,675 and $22,960, respectively.

18.                               Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian, are required to maintain statutory surplus reserves, which include a general reserve and an enterprise expansion reserve. As a solely foreign invested enterprise, Tangshan Yian could only maintain a general reserve. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the general reserve after the general reserve is equal to 50% of the subsidiaries registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity and are not distributable other than upon liquidation.

For the year ended December 31, 2011, Sinovac Beijing appropriated 10% (2010 -10%; 2009 -10%) and nil (2010 - 5%; 2009 - 5%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively.  For the year ended December 31, 2011, the general reserve and the enterprise expansion reserve appropriated are $335,161 (RMB 2,133,203), (2010 - $1,073,240 (RMB 7,096,045); (2009 - $2,875,711 (RMB 19,661,240)) and nil, (2010 - $536,619 (RMB 3,548,023); (2009 - $1,437,856 (RMB 9,830,620)) respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under the relevant PRC GAAP to a staff welfare and bonus fund.  For the year ended December 31, 2011, the board of directors of Sinovac Beijing approved $167,580 (RMB 1,066,601); (2010 - $536,619 (RMB 3,548,023); (2009 - $1,437,856 (RMB 9,830,620)) for contribution to such fund which shall be utilized for collective staff benefits. The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

18.                               Distribution of Profit (continued)

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2011, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Sinovac R&D and Sinovac Dalian have not made any profit since inception, so no appropriation to the statutory surplus reserves and staff welfare and bonus was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. In 2011, Sinovac Beijing declared a dividend of $5,862,676 (RMB 38,608,654) related to the profits of 2010 (2010 - $3,285,902 (RMB 22,463,737), 2009 - $3,849,501 (RMB 26,319,722)) to the non-controlling shareholder of Sinovac Beijing. On January 18, 2012, Sinovac Beijing declared a dividend of $795,106 (RMB5,060,612) related to the profits of 2011. As of December 31, 2011, the Company has $795,106 dividend payable (December 31, 2010 - $nil).

In addition to the above reserves, transferring net assets from the Chinese subsidiaries to the Company in the form of dividend payments, loans or advances also requires the Company and certain shareholders to comply with certain administrative rules prescribed by the relevant Chinese government authorities.

Pursuant to the relevant PRC company laws and regulations, the Company’s PRC subsidiaries’ paid-in capital and statutory surplus reverses that are restricted from transfer or dividend distribution amounted to $86.2 million (RMB 548.9 million) and $72.2 million (RMB 477.1 million) as of December 31, 2011 and 2010.

19.                               Deferred Government Grants

Deferred government grants (current) represent research and development grants received, net of research and development expenditures incurred. In 2011, the Company received $893,149 (RMB 5,781,800) (2010 - $372,012 (RMB 2,521,760)) in government grants for research and development expenses.

Deferred government grants (non-current) included $2,277,428 (RMB 14,495,147) (December 31, 2010 - $2,464,565 (RMB 16,295,212)) being the unamortized portion of the amount that the Company received in 2007 for construction of a pandemic influenza vaccine production facility. The condition of receiving the production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. Government grant relating to the production facility recognized in income was $278,067, $265,547 and $197,347 in 2011, 2010 and 2009, respectively.

In 2011, the Company received $699,776 (RMB 4,530,000) (2010 - $nil) interest subsidy related to the Changping facility construction project and recorded as a reduction to interest capitalized (note 9).

In 2011, the Company received $331,135 (RMB 2,143,600) (2010 - $nil) general incentives from the government and recorded it in government grants recognized as income in statement of income.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

19.                               Deferred Government Grants (continued)

In 2011, the Company received $595,883 (RMB 3,857,450) (2010 - $147,521 (RMB1,000,000)) interest subsidy from the government and recorded it as a reduction to interest and financing expenses in statement of income.

20.                               Deferred Revenue

The current deferred revenue included $97,412 (December 31, 2010 - $7,712,996) received from the Chinese government for stockpiling of H5N1 vaccines which would expire within one year and $332,004 (December 31, 2010 - $1,994,681) of HA vaccines products in advances from customers.

The long-term deferred revenue included $10,369,695 (December 31, 2010 - $3,478,629) received from the Chinese government for stockpiling of H5N1 vaccines.

21.                           Earnings (Loss) per Share

Earnings (loss) per share was calculated as follows:

	2011	2010	2009
Net income (loss) attributable to the stockholders	$(844,696)	$(8,507,344)	$19,958,388

Basic weighted average number of common shares outstanding	54,608,919	53,064,968	42,580,945
Dilutive effect of stock options	—	—	394,062
Diluted weighted average number of common shares outstanding	54,608,919	53,064,968	42,975,007
Basic earnings (loss) per share	$(0.02)	$(0.16)	$0.47
Diluted earnings (loss) per share	$(0.02)	$(0.16)	$0.46

For the years ended December 31, 2011 and 2010, the basic and diluted loss per share are the same as including the additional potential common stock equivalents would have an anti-dilutive effect on the loss per share calculation.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

22.                               Segmented Information

The Company operates exclusively in the biotech sector. The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All revenues are generated in China. Total long-lived assets of $76,964,135 (December 31, 2010 - $65,384,592) including property, plant and equipment and license and permits are all located in mainland China. The Company’s total assets by geographic location are as follows:

	December 31, 2011	December 31, 2010
Assets
Mainland China	$170,662,019	$160,814,672
Hong Kong	45,246,110	53,543,252
Total	$215,908,129	$214,357,924

The Company’s revenues by product are as follows:

	2011	2010	2009
Sales
Inactivated hepatitis vaccines	$26,939,386	$16,200,844	$39,242,901
Influenza vaccines	29,902,506	17,200,582	44,954,281
Total	$56,841,892	$33,401,426	$84,197,182

Sales of H1N1 and H5N1 vaccines represent 24.6% and 13.7%, respectively, of total revenue in 2011 (2010 – 21.5% and 7.2%, respectively, 2009 – 35.3% and 0.1%, respectively). The H1N1 and H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H1N1 and H5N1 vaccines are dependent on government purchases. Loss of such government purchases would have a material adverse effect on the Company’s total sales.

The Company’s revenues are attributed to geographic locations as follows:

	2011	2010	2009
Sales
Mainland China	$56,407,130	$32,981,974	$84,122,913
Foreign countries	434,762	419,452	74,269
Total	$56,841,892	$33,401,426	$84,197,182

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

23.                               Collaboration Agreements

(a)

On March 12, 2009, the Company entered into a technology transfer agreement (with an amendment entered on December 14, 2011) with Tianjing CanSino Biotechnology Inc. to develop a pneumococcal vaccine. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sales of the vaccine developed under the technology transfer agreement in Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3 million and royalty payments ranging from percentages falling in the teens for the portion of the net sales in Chinese market less than RMB 100 million and the single digits for net sales in Chinese market in excess of RMB 100 million. Both parties will work together to develop international markets for the products.

On December 14, 2011, an amendment agreement was signed for the payment of $300,000 for transfer of additional 6 serotypes and related technology. As of December 31, 2011, the Company incurred milestone payments of $1 million.

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

The Company has agreed to pay PHS a license issue royalty of $80,000 and a non-refundable minimum annual royalty of $7,500, and royalty payments on net sales with a range in single digits depending on the sales territory and the customers. The Company has also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement. In 2011, the Company recorded a license issue royalty of $21,125 (2010 $ - 7,500; 2009 $ - 90,274) in research and development expenses.

(c)

The Company licensed from MedImmune, LLC certain rights to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. The Company has agreed to pay an upfront license fee, milestone payments of up to an aggregate of $6.5 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). As of December 31, 2011, an upfront license fee was included in the account payable and accrued liabilities. No milestone payments have been paid or are payable because the cumulative net sales target has not been achieved.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. Dollars)

24.                               Subsequent Events

On March 15, 2012, Sinovac Dalian borrowed a loan of $3.14 million (RMB 20 million) from its non-controlling shareholder, bearing interest at 7.2% per year and interest is payable monthly. The loan is payable on March 14, 2014.