Form 20-F
period 2012-12-31
SINOVAC BIOTECH LTD
filed 2013-04-30
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-32371

SINOVAC BIOTECH LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Antigua, West Indies
(Jurisdiction of incorporation or organization)

No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China
(Address of principal executive offices)

Danny Chung Chief Financial Officer No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China Tel: +86-10-8289-0088 Fax: +86-10-6296-6910 E-mail: ir@sinovac.com
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

55,091,561 common shares as of December 31, 2012

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

i

pTable of Contents

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

•                  “Sinovac,” “Company,” “we,” “us,” “our company,” and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries

•                  “China,” “Chinese” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2012, which was RMB 6.2301 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 26, 2013, the noon buying rate was RMB6.1647 to $1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. Key Information

A.            Selected Financial Data

The following selected consolidated statements of income data for the fiscal years ended December 31, 2010, 2011 and 2012 and consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of income data for the fiscal years ended December 31, 2008 and 2009 and consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Year ended December 31,
Statement of income data	2008	2009	2010	2011	2012
	(in thousands, except share and per share data)
Sales	$46,497	$84,197	$33,401	$56,842	$49,216
Cost of sales(1)	9,936	20,063	16,719	21,128	19,100
Gross profit	36,561	64,134	16,682	35,714	30,116
Operating expenses:
Selling, general and administrative expenses(2)	17,313	18,165	18,885	22,372	31,685
Provision (recovery) for doubtful accounts	24	18	1,921	(167)	(874)
Research and development expenses	2,767	4,406	8,508	9,007	17,044
Depreciation of property, plant and equipment and amortization of licenses	750	693	1,411	1,437	1,595
Loss on disposal and write down of equipment	126	169	1,237	455	2,190
Government grants recognized as income	(80)	(1,296)	(1,924)	(764)	(373)
Total operating expenses	20,900	22,155	30,038	32,340	51,267
Operating income (loss)	15,661	41,979	(13,356)	3,374	(21,151)
Interest and financing expenses	(702)	(534)	(1,178)	(384)	(775)
Interest income	179	143	1,133	1,397	2,370
Other income (expenses)	32	(34)	96	280	(77)

Income (loss) before income taxes and non-controlling interests	15,170	41,554	(13,305)	4,667	(19,633)
Income tax recovery (expenses)	(2,954)	(11,141)	704	(5,067)	884
Consolidated net income (loss)	12,216	30,413	(12,601)	(400)	(18,749)
Loss (income) attributable to non-controlling interests(3)	(4,206)	(10,455)	4,094	(445)	3,896
Net income (loss) attributable to the stockholders	$8,010	$19,958	$(8,507)	$(845)	$(14,853)
Earnings (loss) per share
- basic	$0.19	$0.47	$(0.16)	$(0.02)	$(0.27)
- diluted	$0.19	$0.46	$(0.16)	$(0.02)	$(0.27)
Weighted average number of common shares outstanding
- basic	42,426,703	42,580,945	53,064,968	54,608,919	54,926,440
- diluted	42,450,606	42,975,007	53,064,968	54,608,919	54,926,440

(1)         Excludes depreciation of land-use rights and amortization of licenses of $546,623, $290,526 and $250,623 for 2010, 2011 and 2012, respectively.

(2)         Includes stock-based compensation expense of $459,901, $206,301 and $347, 226 in 2010, 2011 and 2012, respectively.

(3)         The presentation and disclosure for non-controlling interests have been changed retrospectively with the adoption of new authoritative guidance effective January 1, 2009.

Balance sheet data	2008	2009	2010	2011	2012
Cash and cash equivalents	$32,894	$74,953	$101,585	$104,287	$91,241
Restricted cash	—	64	—	—	—
Total assets	83,203	145,477	214,358	215,908	208,763
Short-term loans	8,024	17,698	10,436	4,713	3,329
Total current liabilities	21,279	51,013	45,758	39,531	30,155
Long-term loans payable (include due to related party)	2,188	—	10,058	17,321	34,411
Net assets	49,714	70,658	126,440	129,921	117,724
Non-controlling interests	7,185	13,808	21,317	15,377	11,712
Capital stock	43	43	54	55	55
Total stockholders’ equity	$49,714	$70,658	$126,440	$129,921	$117,724

As at December 31, 2012 and 2011, the parent company has cash and cash equivalents of $2,288,837 and $3,691,609, prepaid expenses of $181,669 and $206,259, accounts payable and accrued liabilities of $1,695,994 and $1,426,083, respectively.

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

Although we were profitable from 2007 through 2009, we incurred a loss from 2010 to 2012 and may not be able to return to profitability again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007 and were profitable from 2007 through 2009, we incurred losses in 2010, 2011 and 2012. We cannot assure you when we will be profitable again in the future. We incurred net losses attributable to stockholders of $0.8 million and $14.9 million in 2011 and 2012, respectively. Our losses have principally stemmed from increased spending on research & development, increased selling, general and administrative expenses related to increased activities in our subsidiaries of Sinovac (Dalian) Vaccine Technology Co., Ltd., or Sinovac Dalian, and Changping site of Sinovac Biotech Co., Ltd., or Sinovac Beijing, and Tangshan Yian Biological Engineering Co., Ltd., or Tangshan Yian, relating to animal vaccine production and commercialization. The increased spending on R&D is one of our core strategies to maintain our long-term growth opportunities. R&D expenses incurred are not capitalized in our financial statements. We expect our R&D spending will have a negative impact on our future net earnings. If we continue to incur losses in the future, such losses will have an adverse impact on our working capital, total assets, stockholders’ equity and cash flow. We cannot assure you that we will not incur additional losses in the future.

Increased sales of our vaccines to PRC government agencies and our strategy to capture market share in China’s growing market for publicly funded inoculations expose us to risks relating to doing business with the government.

We have increased sales of our vaccines to PRC government agencies. We are also pursuing a strategy to capture market share in China’s growing market for publicly-funded inoculations. While our increased sales to PRC government agencies afford us the opportunity to expand our sources of revenue and to further enhance our brand and reputation in China, we are exposed to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if the Centers for Disease Control, or CDC, or other relevant government agency were to be consolidated with another ministry. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result and cashflow in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. 37.6% of our sales in 2010, 25.0% in 2011 and 40.9% in 2012 were attributable to Healive. Revenue from sales of Healive was $12.6 million, $14.2 million and $20.1 million in 2010, 2011 and 2012, respectively. After Healive was included into the Expanded Program of Immunization, or EPI, in 2007, we adjusted our marketing strategy to sell Bilive primarily in the private market, which resulted in an increase in sales of Bilive. Revenue from sales of Bilive was $3.6 million, $12.7 million and $19.8 million in 2010, 2011 and 2012, respectively. As Bilive is a combined hepatitis A and B vaccine, while Healive is a hepatitis A vaccine, an increase in Bilive sales may result in a corresponding decrease in Healive sales in the private market as customers may substitute Bilive for Healive if they are sold in the same market segment. We target Healive towards the EPI market and Bilive towards the private pay market, respectively, in order to prevent competition between the two products. As a result of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

Maintaining and increasing revenue from the sale of flu vaccine is critical to our success. We began marketing and selling Anflu in 2006 and revenue from the sale of Anflu was $7.6 million in 2010, $8.1 million in 2011 and $9.2 million in 2012. In 2012, 18.7% of our revenue was attributable to Anflu. However, the competition in the flu market is fierce as there are over 10 vaccine companies manufacturing seasonal flu vaccines in China and several multinational companies have announced that they plan on investing in manufacturing flu vaccines in China.

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

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We manufacture vaccines that are injected into people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could injure the vaccinees and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity. For example, in November 2008, a minor in Beijing died two days after she received a dose of Healive. An autopsy was conducted and the government investigation confirmed that the death was caused by myocarditis. However, in June 2009, the parents of the deceased initiated a lawsuit against us and three other defendants in Beijing’s Haidian District People’s Court claiming damages of RMB616,858 ($99,013). On November 19, 2010, Beijing’s Haidian District People’s Court absolved Sinovac of liability in the matter.

The successful assertion of product liability claims against us could require us to pay significant monetary damages.   Although we carry worldwide product liability insurance for Healive, Anflu and Panflu (excluding USA and Europe) from 2013 to 2014, we cannot assure you that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, there remains the risk that foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or have plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believe we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccine achieves significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted.

We have concluded that our internal control over financial reporting was not effective as of December 31, 2012. Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective as of December 31, 2012 based on management’s identification of a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.”

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not maintain effective internal control as of December 31, 2012 over the financial statement close process with respect to ineffective review of the closing adjustments and supporting working papers and documents. For additional information on the material weakness identified, see “Item 15. Controls and Procedures.”

We are in the process of implementing measures to remedy this material weakness. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. In addition, we previously identified a material weakness as of December 31, 2010 relating to our financial statement close process with respect to accounting estimates related to sales provision, allowance for doubtful accounts provision and inventory provision, which was subsequently remedied in 2011. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we fail to comply with our listing obligations, we risk being de-listed from the NASDAQ Global Select Market, which could have a material adverse effect on the trading market for our common shares, reduce our ability to raise funds and otherwise have significant negative consequences on the Company.

Our common shares have been listed on the NASDAQ Global Market since November 2009 and we were added to the NASDAQ Global Select Market on January 3, 2011. On January 18, 2012, we received a NASDAQ Staff Deficiency Letter indicating that we no longer complied with the requirement that the audit committee of a NASDAQ-listed company must consist of at least three independent directors due to the departure of Ms. Chup Hung Mok on January 4, 2012. NASDAQ provided us with a cure period in order to regain compliance of until the earlier of our next annual shareholders meeting or January 4, 2013; or if the next annual shareholders’ meeting is held before July 2, 2012, then we must evidence compliance no later than July 2, 2012. In March 2012, we appointed Mr. Meng Mei as a new director of our board and as the chairman of our compensation committee and a member of our audit committee and nominating and corporate governance committee. We received a letter from NASDAQ on March 30, 2012 indicating that we had regained compliance with NASDAQ requirement. We cannot assure you, however, that we will always be able to comply with the requirements of the NASDAQ Global Select Market in the future. If for any reasons we are unable to comply with the requirements of the NASDAQ Global Select Market in the future, our shares could be delisted from trading on that exchange. De-listing of our common shares could have a material adverse effect on the liquidity and price of our common shares and make it more difficult for us to raise additional capital on favorable terms, if at all. In addition, de-listing by the NASDAQ Global Select Market might negatively impact our reputation and, as a consequence, our business.

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

We may not be successful in commercializing our EV71 vaccine

We recently completed the phase III clinical trial on our proprietary EV71 vaccine against HFMD, or hand, foot and mouth disease. The result of the phase III clinical trial of the EV71 vaccine shows the vaccine candidate has good safety and efficacy profile. However, we cannot assure you that we will be able to successfully obtain the new drug certificate, production permit and good manufacturing practice certificate required for us to begin production and bring our EV71 vaccine to the market. Even then, competitive pricing pressures may limit or prevent the success of the product on the market. For example, our competitors may launch similar products or the PRC government may grant compulsory licenses to allow competitors to manufacture our EV71 vaccine. State-owned competitors may not act rationally as commercial entities, and we may be forced to follow their pricing to the low end of the range. Furthermore, if the PRC government were to include our EV71 vaccine in EPI earlier than we expect, purchase made by government could affect our anticipated revenue. Any of these factors, together with other risks, including changes in the regulatory environment, supply issues and product liability claims, may result in our inability to successfully commercialize our EV71 vaccine in China, which would materially and adversely affect our business, financial condition and results of operations.

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

Our market share is estimated based on the batch release number published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual sales number in the market. We supplied 13.2%, 7% and 10.9% of the total hepatitis A vaccine market, or 35.0%, 32.4% and 37.1% of the inactivated hepatitis A vaccine market in 2010, 2011 and 2012, respectively. Going forward, we may not be able to compete with other hepatitis A suppliers for either private pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share was 12.6% in 2010, 8.1% in 2011 and 10.8% in 2012. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue growth could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

We may not be able to capture market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do capture market share in these markets, we may need to sell our vaccines at a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the EPI in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child, which has resulted in a decline in demand of hepatitis A vaccines in the private market for the cohort group. We cannot assure you that we will be able to maintain our sales volume in the private hepatitis A vaccine market.

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

Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded market. Most provincial and municipal governments prefer to purchase the lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. Our revenue growth could be adversely impacted if we are not able to successfully enter into the government-funded markets of these cities.

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

We may not achieve the expected return on our investment in the development of animal vaccine products or in Sinovac Dalian

We are new to the animal vaccine market in China. In 2011, we developed and launched our first animal vaccine product, RabEnd, an animal rabies vaccine. China’s animal vaccine market differs significantly from the human vaccine market with regard to development stage, distribution channel and governing authorities. We may not achieve the expected returns on our investment in developing animal vaccine products. We established a new sales team to market our animal vaccine products to animal hospitals and CDCs. We also participated in the government tendering process. We cannot assure you, however, that we will succeed in our efforts to penetrate the animal vaccine market or that our animal vaccine products will be well received by our target customers. Failure of our animal vaccine products to gain market acceptance will negatively affect our business, financial condition and results of operations. In the year 2012, we had recorded an impairment charge of long-lived assets relating to animal vaccine production of approximately $1.5 million. We cannot assure you that there is no more of such charge or other expenses or operational losses that could result from failure or slow in the commercialization of our animal vaccines.

In addition, we have invested significant resources into Sinovac Dalian since its establishment in 2010. However, we cannot assure you that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps, varicella and rabies for human use, will be successful or that we will not incur any related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

Our growth may be adversely affected if market demand for our vaccine products and product candidates does not meet our expectations. We may encounter problems of inadequate supply or oversupply, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our growth may be adversely affected if market demands for our vaccine products and product candidates do not meet our expectations. The production of vaccine products is a lengthy and complex process. As a result, our ability to match our production to market demand is imprecise and may result in a failure to meet market demand, which could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand. For example, many vaccinees receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition. If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales.

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

We may have difficulty obtaining sufficient volunteer subjects enrollment or clinician participation to conduct our clinical trials as planned and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of development of a product for a particular indication.

A setback in any of our clinical trials or field trials could adversely affect our share price.

In January 2012, we initiated phase III clinical trials for enterovirus 71 vaccine, or EV71 vaccine, against HFMD (Hand, Foot and Mouth Disease) after positive results were achieved in phase I and II clinical trials conducted in 2011. And in March 2013, we initiated preliminary top-line data from our phase III clinical trial assessing the efficacy, immunogenicity and safety of our proprietary EV71 vaccine against HFMD, preliminary phase III data showed that Sinovac’s EV71 vaccine was 95%  efficacious against HFMD caused by EV71, the final data is under analysis.  In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharides vaccine and rubella vaccine in early 2011. We filed an application for the clinical trial of varicella vaccine in January 2013. Our product pipeline also includes vaccines against human rabies and rotavirus. Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

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

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such trials.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term supply agreement for the hepatitis B antigens we use for Bilive production. We source the hepatitis B antigens entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. Our previous ten-year exclusive supply framework agreement with Beijing Temple of Heaven for hepatitis B antigens to be used in our Bilive production expired in October 2012. In July 2012, we entered into a new framework agreement with Beijing Temple of Heaven for the supply of hepatitis B antigens for a period of one year, under which the pricing, quantity, delivery and payment terms will be specified under future purchase order agreements. Although we believe we have a good relationship with Beijing Temple of Heaven and successfully managed the supply in the past, we cannot assure you that Beijing Temple of Heaven will not, for any reason, cease to supply us with hepatitis B antigens in the future, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

According to the China GMP standards, each human vaccine product can only be produced in one dedicated production facility. In Beijing, we manufacture bulk production of our human vaccines in our Shangdi site and conduct filing and packaging in our Changping site. In Dalian, we manufacture mumps vaccine in one facility. And there is no alternative plant to manufacture any above-mentioned products. Although animal vaccine plant may be allowed to produce several vaccine products with similar production processes within one facility our animal vaccine product in Tangshan is currently the only one being produced in the facility. We also conduct some of our primary research and development activities out of these facilities. We do not maintain back-up facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. We do not maintain any business interruption insurance to cover lost income as a result of any such events. The occurrence of such an event could materially and adversely affect our business. In 2010, we purchased manufacturing facilities in Changping District, Beijing and Dalian, Liaoning province. The projects will require the inspections before they will be fully operational. We may experience difficulties in expanding our manufacturing capabilities to the new facilities. Moreover, we may not realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to upgrade the production plant for our existing products or expand the facility, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We have spent approximately $16.4 million in acquisition of Sinovac Dalian and invested $5 million in research and development. We intend to use the remaining net proceeds we received from this offering for the research and development of our product candidates, the expansion of production facilities for our pipeline products and other general corporate purposes.

In the long run, we will need to raise additional funds from the capital markets to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, such as pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2012, we had approximately $91.2 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

•                  establish and expand manufacturing capabilities;

•                  proceed with the research and development of other vaccine products, including clinical trials of new products;

•                  commercialize our products, including the marketing and distribution of new and existing products;

•                  seek and obtain regulatory approvals;

•                  develop or directly acquire or indirectly through acquisition of companies, other product candidates or technologies or companies;

•                  protect our intellectual property; and

•                  finance general and administrative and research activities that are not related to specific products under development.

In the past, we funded most of our research and development and other expenditures through government grants, working capital, bank loans and proceeds from private placements and public offering of our common shares. We may raise additional funds in the future because our current operating and capital resources may be insufficient to meet future requirements.

If we continue to raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders because the shares may be sold at a time when the market price is low and shares issued in equity financing transactions will normally be sold at a discount to the current market price. Any additional equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems including materially negative developments relating to, among other things, disease developments, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory changes in our industry, the Chinese market generally or general economic conditions, could interfere with our ability to raise additional funds or materially and adversely affect the terms upon which such funding is available.

If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, we have also received different types of grants from the PRC government to finance the research and development and facility investment of our vaccine products. We may not receive additional grants in the future.

We do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed and competitors could develop products sooner than we do. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The interests of the respective minority shareholders of Sinovac Beijing andSinovac Dalian may diverge from our own, whichmay adversely affect our ability to manage these subsidiaries.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and SinoBioway Group Co., Ltd, or SinoBioway, an affiliate of Peking University, owns a 26.91% interest. SinoBioway’s interests may not be aligned with our interests at all times. On April 8, 2013, the board of directors of Sinovac Beijing passed a resolution to approve the transfer ofSinoBioway’s26.91% equity interests in Sinovac Beijing to Xiamen Bioway Biotech Co., Ltd., or Xiamen Bioway, a company partially owned by SinoBioway. To date, SinoBioway has been cooperative with us in handling matters with respect to the business of Sinovac Beijing. However, we cannot assure you that Xiamen Bioway will be similarly cooperative in the future after the completion of the transaction. Although there will be no change to the legal representative or the composition of the board of directors of Sinovac Beijing immediately upon the completion of the transaction, SinoBioway has the right to appoint and Xiamen Bioway will have the right to appoint the legal representative of Sinovac Beijing, who also serves as the chairman of the five-director board of Sinovac Beijing. Accordingly, SinoBioway has and Xiamen Bioway will have the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. Further, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, SinoBioway has and Xiamen Bioway will have a right of first refusal to purchase our interest under China’s joint venture regulations.

In addition, the minority shareholder of SinoBioway has additional rights under the joint venture contract and articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as mumps, varicella and rabies for human use. Pursuant to the joint venture agreement, we made the initial cash contribution of RMB60 million ($9.6 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140 million ($22.5 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB50 million ($8.0 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

To date, Dalian Jin Gang Group has been cooperative with us in handling matters with respect to the business of Sinovac Dalian. We cannot assure you, however, that Dalian Jin Gang Group will continue to act in a cooperative manner in the future.

Under China’s joint venture regulations, the unanimous approval of members of a joint venture’sboard of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. If our interests diverge from those of our minority shareholders, theymay exercise their right under PRC laws to protect theirown interests, which may be adverse to ours. As a result, our ability to manage these subsidiaries may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

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

We are a small company with 652 full-time employees as of December 31, 2012, and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Dr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

We may encounter difficulties in managing our growth, which could adversely affect our results of operations.

We have experienced a period of rapid and substantial growth that has placed and, if such growth continues, will continue to place a strain on our administrative and operational infrastructure. We also plan to introduce new products to market that, if successful, could place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be materially and adversely affected. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement these required improvements.

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

•                  potentially adverse tax consequences;

•                  inability to effectively enforce contractual or legal rights; and

•                  exchange rate fluctuation, devaluation of foreign currencies.

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

•                  impairment of intangible assets acquired.

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information —  E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Risks Related to Government Regulation

We may not be able to comply with applicable GMP guidelines and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premise and equipment, raw material and products, qualification and validation, documents management, production management, quality control and assurance and products distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by the China Food and Drug Administration, or CFDA, since March 1, 2011. The new GMP standards are similar to the GMP standards implemented by the World Health Organization, or the WHO. All the vaccine manufacturers are required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer who fails to meet the deadline will be forced to suspend production. In 2012, we received onsite inspections by the CFDA on our current facilities, including the hepatitis vaccines production plant, the influenza vaccines production plant and the filling and packaging plant in our Changping site. We have obtained the GMP certificates for all of them as of April 2013. However, before we obtain GMP certificates, we cannot assure you that we will be able to meet the new GMP standards within the required timeframe.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming and expensive processes. The process of obtaining required regulatory approvals from the CFDA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years, respectively, to develop and obtain regulatory approval to commercialize Bilive and Anflu.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the timeframes currently anticipated by us. We could encounter difficulties in enrolling vaccinees for clinical trials or encounter setbacks during the conduct of clinical trials that result in delays or cancellation. Data obtained from pre-clinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional regulation from future legislation, administrative action or changes in the CFDA policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for only five years and we need to apply for renewal six months prior to their expirations. The approving process for our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

Delays in obtaining the CFDA or foreign approvals of our products or products that we distribute for others could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, there can be no assurance that we can maintain the approval or that the approval will not be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

Outside the PRC, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the CFDA approval process described above and may include additional risks.

Because the medical conditions our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing, resumed price controls and additional regulations.

In response to a pandemic or the perceived risk of a pandemic, governments in the PRC and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza could subject our manufacturing locations to seizure by the PRC government. The PRC government may also grant compulsory licenses to allow competitors to manufacture products that are protected by our patents, use our technology developed using funds received from government agencies or resume its price control over vaccines although such control has recently been lifted in China.

We deal with hazardous materials that may cause injury to others. These materials are regulated by environmental laws that may impose significant costs and restrictions on our business.

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Municipal Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we cannot assure you that we will continue to pass similar environmental examinations on any future production facilities that we may construct. In addition, according to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We are now producing Bilive vaccine using our production facility for hepatitis A vaccine and producing Panflu and Panflu.1 vaccines using our production facility for seasonal flu or Anflu vaccine, and have also upgraded the production capacity for our production facility for influenza vaccines, but we have not filed new environmental impact assessment reports. We are also using our filling and packaging line that was originally established to fill and package Panflu vaccine to package all our products. This is because we believe that the technologies and impacts on the environment involved in the production, filling and packaging of the additional vaccines are very similar to those involved in the production, filling and packaging of the vaccines that the lines were originally set up for, as a result of which no material changes have occurred that would require the filing of new environmental impact assessment reports. However, there is no assurance that the relevant environment protection authorities will share the same view with us. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

We have already obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing. If we change the construction plan by adding any new facilities, we will need to obtain another approval of the environmental impact assessment report for the new facilities. If we fail to obtain such approval, we cannot commence our construction of the new facilities.

Failure to commence development of land which we have been granted right to use within the required timeframe may cause us to lose our land use right.

Sinovac Dalian was granted land use rights to two parcels of land, with an aggregate area of 95,685.6 square meters (approximately 1,030,000 square feet) located in the Economic and Technical Development Zone of Dalian, Liaoning province by the local government. According to the relevant PRC regulations, a parcel of land may be treated as idle land if development of the land has not been commenced within one year after the commencement date stipulated in the land use rights grant contract or the issuance date of the construction land approval certificate. Land users can extend the deadline for commencing the construction work for one year. All of our facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 55,606 square meters (approximately 598,582 square feet). However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 40,080 square meters (approximately 431,418 square feet), which Sinovac Dalian was granted the right to use. We expect design and construction work on the land to be conducted during 2013 to 2015. It is possible that the PRC government may treat the land as idle land, in which case we may have to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to the PRC government. Although our financial condition may be adversely affected if we are required to pay idle land fees on penalty or forfeit the land, we do not believe there will be a material impact over the proposed production of mumps vaccine products and other pipeline products by Sinovac Dalian.

Recent publicity regarding China-based companies listed in the United States may affect the trading price of our common shares and result in increased regulatory scrutiny of our business.

In recent years, litigation and negative publicity surrounding companies with operations in China that are listed in the United States have resulted in declining stock prices for such companies. Various equity research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of merit, could result in a diversion of our management’s attention from managing our core business, negative publicity, potential costs to defend ourselves against rumors, volatility and loss in the trading price of our common shares and increased directors’ and officers’ insurance premiums, any of which could materially and adversely affect our business, financial condition and results of operations.

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

We have no patent protection for our hepatitis or influenza vaccines. We have nine issued patents and a number of pending patent applications relating to our pipeline products in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also intend to use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the”科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark”, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and over 98% of our sales are currently made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•                  the extent of government involvement;

•                  the level of development;

•                  the growth rate;

•                  the control of foreign exchange;

•                  the allocation of resources;

•                  an evolving regulatory system; and

•                  lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in hospitals spending less, which in turn could reduce demand for our products.

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

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the PRC government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian and Beijing Sinovac R&D Technology Co., Ltd. (formerly known as Sinovac Biological), or Sinovac R&D, and our 55%-owned joint venture, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, Tangshan Yian is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of Tangshan Yian. Tangshan Yian is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is subject to its board of directors. Sinovac Beijing is required to set aside, at the discretion of its board of directors, a portion of its after-tax profits to its reserve fund, enterprise development fund and employee welfare and bonus funds. Besides, Sinovac Beijing needs to reserve 10 % of its after-tax profits as Legal Reserves in accordance with the regulations in China. These funds reduce the ability of the subsidiaries to pay dividend in cash. Since the Sinovac Beijing incurred a net loss in 2012, it is not required to reserve legal reserves and it doesn’t have plan to declare dividend. In addition, if Sinovac Beijing, Tangshan Yian or Sinovac R&D (formerly known as Sinovac Biological) incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 99% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Tangshan Yian and Sinovac Dalian are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

The value of the renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately more than 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the renminbi more flexible, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against foreign currencies. As a portion of our costs and expenses is denominated in renminbi, a resumption of the appreciation of the renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in renminbi, any significant depreciation of the renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us.

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both domestic companies and the foreign invested enterprises, or the FIEs, are subject to a unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies. Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status according to the new criteria and obtained the corresponding certificate with a three-year valid period on September 14, 2011. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2011 to 2013. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

The EIT Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda. Under the EIT Law and its implementation rules, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. According to the Arrangement between Mainland of China and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period of greater than 12 months), or otherwise 10%. In 2009, Sinovac Biotech (Hong Kong) Ltd., or Sinovac Hong Kong, paid 10% withholding tax rate on the dividend received from Sinovac Beijing due to the holding period of the subsidiary less than 12 months from the date of the transfer the ownership of Sinovac Beijing to Sinovac Hong Kong. In May 2012, Sinovac Hong Kong was granted the status of 5% withholding tax on dividends from Sinovac Beijing for three years from 2010 to 2012.  The granted status is subject to regular administrative review procedure applicable to the approving tax authority. We are not certain that we will enjoy the same preferential tax status after the period when we re-apply in accordance with the tax regulations because there may be changes in conditions or tax regulations.

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

The regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect our financial position.

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

SAFE Notice 75 applies retroactively to PRC residents who have established or controlled an offshore special purpose company that made onshore investments in the PRC prior to the issuance of the SAFE Notice 75. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational procedures for SAFE registration under SAFE Notice No. 75. This guidance standardized more specific and stringent supervision on registrations relating to the SAFE Notice No. 75. Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company The failure of our beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to the SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect our business.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against the China affiliates of five accounting firms recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, we may be adversely affected by the outcome of the proceedings if we were to engage one of the China affiliates that are the subject of the administrative proceedings as our principal external accountant in the future. In addition, the China affiliates of our principal external accountant currently assist with our audit process. If the SEC prevails in the proceedings, the five accounting firms that were named in the proceedings may be barred from issuing audit reports on Chinese companies listed in the U.S. If none of the China-based auditors are able to continue to act auditors for Chinese companies listed in the U.S., we may not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Stock Market. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our common shares may be adversely affected.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as rabies, varicella, mumps and rubella vaccines for human use. We manufacture live attenuated vaccines and vero cell cultured vaccines at the production facilities of Sinovac Dalian. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60 million ($9.6 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB140 million ($22.5 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB50 million ($8.0 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at the price of $ 5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million ($19.8 million). As of December 31, 2012, we have paid off the consideration. We have completed the construction of a new warehouse, a new filling and packaging line and a production line for EV71 vaccine in compliance with the new GMP standards.

We have increased the capital investment to Tangshan Yian with the total amount of $2.2 million. The increased investment is primarily used for the construction of a GMP-compliant animal rabies vaccine production plant.

In October 2011, we purchased an additional 1.53% interest of Sinovac Beijing and increased our ownership from 71.56% to 73.09% through contributing declared but unpaid dividends in the amount of RMB18,605,600 ($2,986,405).

For additional information regarding our principal capital expenditures, see “—— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.            Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A, hepatitis A and B, seasonal influenza, H5N1 and H1N1 pandemic influenza and mumps, as well as animal rabies vaccine. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In 2011, our animal rabies vaccine was approved by the Ministry of Agriculture for commercialization. In December 2011, Sinovac Dalian, an operating subsidiary of the Company obtained the production license from the CFDA for its mumps vaccine product. Sinovac Dalian was granted the GMP certificate for its mumps vaccine on September 2012. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approval from the CFDA to commence human clinical trials of a vaccine for enterovirus 71, or EV71, on December 23, 2010. In 2011, phase I and II clinical trials of the EV 71 vaccine were completed. We initiated phase III clinical trial in 2012 and conducted unblinding in March 2013. We filed applications for the clinical trials of pneumococcal conjugate vaccine, pneumococcal polysaccharides vaccine and rubella vaccine in early 2011. We also filed an application for the clinical trial of varicella vaccine in January 2013. Our product pipeline also includes human vaccines against rotavirus, and human rabies that are in pre-clinical development.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

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

•                  Healive.  In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 25.74 million doses of hepatitis A vaccines were approved and released in China in 2012. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2010, 2011 and 2012, we sold approximately 2.6 million, 2.7 million and 3.7 million doses of Healive, which generated approximately $12.6 million, $14.2 million and $20.1 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 37.5 million doses as of December 31, 2012. We are selling Healive in Mongolia and Nepal, and are currently seeking the regulatory approval to sell Healive in India and Ukraine.

•                  Bilive.  In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. Currently, we are the only supplier in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, is 100% in 2012. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2010, 2011 and 2012, we sold approximately 684,000, 1.8 million and 2.6 million doses of Bilive, which generated approximately $3.6, $12.7 million and $19.8 million in revenues, respectively.

•                  Anflu.  In October 2005, we received the final approval from the CFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, task force member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that do not contain preservatives. According to the NIFDC lot release records, 47.25 million doses of influenza vaccines were approved and released in China in 2012, compared to 41.83 million doses in 2011. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 2.4 million, 2.2 million and 2.9 million doses of Anflu in 2010, 2011 and 2012, which generated approximately $7.6 million, $8.1 million and $9.2 million in revenues, respectively. Anflu is registered for sale in the Philippines. Anflu is registered for sales in Hong Kong, Philippines and Mongolia. We are currently seeking the regulatory approval to sell Anflu in Mexico.

•                  Panflu.  In April 2008, we were granted a production license for Panflu by the CFDA. Panflu is the only approved vaccine available in China against the H5N1 influenza virus although we received the virus strains at the same time as other manufacturers globally, which demonstrated our strong research and development capability. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010   Our revenue from the sale of Panflu amounted to $2.4 million, $7.8 million and $nil in 2010, 2011 and 2012, respectively.

•                  Panflu.1.  In September 2009, we were granted a production license for Panflu.1 by the CFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that has not been seen previously in either human beings or animals. We received orders of 20.97 million doses as of the date of this annual report. According to the NIFDC lot release records, we were ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from the sale of Panflu. 1 amounted to approximately $7.2 million, $14 million, and $nil in revenues in 2010, 2011 and 2012 respectively. Panflu.1 is also registered for sale in Mexico.

•                  Mumps. Mumps is a viral disease of the human species, caused by the mumps virus. It is a significant threat to health in the developing countries. According to the NIFDC, 3.7 million, 13 million and 9.2 million doses of vaccines for mumps were approved for sale in China in 2010, 2011 and 2012, respectively. In September 2012, we were granted a production license for Mumps vaccine.  We had begun our sales since late 2012.

•                  Split viron pandemic influenza vaccine.  Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. In November 2011, we were granted the production license of split viron pandemic influenza vaccine that is to be used among the teenagers aged from 12 to 17.

•                  RabEnd. Animal rabies is the leading cause of transmission that results in human rabies. Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals. The vaccine is manufactured in Tangshan Yian. The product was approved for sales in September 2011.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, including the EV71 vaccine for which the clinical trial completed in March 2013, and human vaccines for pneumococcal, rotavirus, rabies, varicella and rubella that are in pre-clinical stage.

•                  EV71 vaccine.   EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the China CDC in 2009, over 1.1 million cases were reported in China, with over 353 reported fatalities. In 2010, over 1.7 million cases were reported in China, with over 880 reported fatalities. In 2011, over 1.6 million cases were reported in China, with over 500 fatalities. And in 2012, over 2.16 million cases were reported in China, with over 560 fatalities. There is no identified treatment for enterovirus infections and no vaccine is currently available. We have started our research and development of the EV71 vaccine since 2007. In December 2009, the CFDA accepted our application to commence human clinical trials, which was the first clinical trial application for the EV71 vaccine in China. We obtained the approval from the CFDA to commence clinical trials on December 23, 2010 and initiated phase I clinical trial for EV71 vaccine on December 30, 2010. We completed phase I and II clinical trials in 2011. And the phase III clinical trial was conducted in 2012 and the preliminary top-line result was announced in March 2013. The preliminary result from the clinical trials has shown good safety, immunogenicity and efficacy profile. We have four pending PRC patent applications relating to the EV71 vaccine in China. Our EV71 vaccine will target children five years old or under, who number approximately 80 million in China.

•                  Pneumococcal conjugate vaccine.  Pneumococcal is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of them young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, the only similar product is available from Pfizer (Prevnar). No domestic producer has a license to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who numbered approximately 32 million in China. We filed an application for clinical trials with the CFDA in March 2011.

•                  Pneumococcal polysaccharides vaccine.  Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent Streptococcus pneumoniae (pneumococcus) infections such as pneumonia and septicemia. In the United States, PPV is recommended for adults 65 years of age or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. The WHO recommendations are similar. The safety of the current polysaccharide vaccines in older children and non-pregnant adults is well documented. We filed an application for clinical trials to the CFDA in February 2011 and received supplement request from the Centers for Drug Evaluation in November 2012.

•                  Human rabies vaccine.  Rabies is an infection of the central nervous system acquired through the bite of a rabid animal. The WHO recognizes rabies as the infectious disease with the highest fatality rate in humans, which is 100% when left untreated. Rabies is prevalent in China and the only preventative treatment against rabies in humans is vaccination. China is among the countries most threatened by rabies. Based on available data, approximately 2,400 fatal human cases of rabies are reported each year in China.  We are conducting pre-clinical study of a human rabies vaccine.

•                  Varicella vaccine.  Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (Herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 14.87 million doses of varicella vaccines were approved and released in China in 2012, compared to 14.2 million doses in 2011.  We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with CFDA in January 2013.

•                  Rubella vaccine.   Rubella is a disease caused by the rubella virus and an acute infection is normally associated with the symptoms of fever and systemic rash. The clinical trial application was submitted in April, 2011. And we also submitted supplementary documents for the clinical trial application to the CFDA in September 2012.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu and Panflu.1, mumps vaccine and RabEnd, and have made significant advances in the prevention of SARS. We believe that we were the first company in the world to complete a phase I clinical trial of a SARS vaccine. In addition, our avian influenza vaccine product, Panflu, is the only approved vaccine available in China against the H5N1 influenza virus. Our Panflu.1 is the first approved vaccine in China and the world against the influenza A H1N1 virus. We believe our R&D capabilities provide us with a key competitive advantage. We intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as H5N1 pandemic influenza, influenza A H1N1 and EV71, as well as the vaccine products with extensive market demand in China and other developing countries, such as pneumococcal vaccines, rotavirus vaccine and human rabies vaccine. We started our research and development of the EV71 vaccine in 2007, and we obtained the approval to commence clinical trials for EV71 vaccine from the CFDA on December 23, 2010. Phase I and II clinical trials were completed in 2011 and the unblinding of phase III studies was conducted in March 2013. In 2008, we initiated the research and development projects on pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine, rotavirus vaccine, and other vaccines. We have completed the preclinical studies on pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine. The applications for commencing human clinical studies were submitted to the CFDA in 2011.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built a R&D center of approximately 13,300 square feet in the campus of our Beijing headquarter to will meet our R&D demand to conduct three to five research projects at the same time. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products.

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

Partner	Projects	Scope of Collaborations

University of Sydney	EV71	Animal model

National Institute for Viral Disease Control and Prevention of China CDC	EV71	Obtaining virus strain

Tianjin CanSino Biotechnology Inc.	Pneumococcal vaccine	Co-development

United States Public Health Services within the Department of Health and Human Services	Rotavirus	Patent license to transfer of virus strain

The continuous investment in R&D is one of our strategies, which, we believe, will ensure the company’s future growth. Our research and development expenses were $8.5 million, $9.0 million and $17.0 million in 2010, 2011 and 2012, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs, including SARS and pandemic influenza. We received government research funding in the amount of $372,012, $1,592,925 and $2,394,766 in 2010, 2011 and 2012, respectively.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market while leveraging this strength to established a presence in the government-paid market. We plan to maintain and develop stable, solid and long-term relationships with the various provincial and municipal CDCs that constitute our key customer base. To this end, we engage in various marketing activities to promote our products and services. We provide our services based on our well understanding of the demands of CDC. For instance, we regularly hold academic symposia for our CDC customers during which a group of experts and scholars invited by us give lectures to the CDC personnel and update them on the latest research progress in diseases and vaccines. We also assist our CDC customers in “grass roots” disease prevention efforts. In addition, we collaborate with provincial and municipal CDCs to offer training programs related to disease control and prevention with a view to enhancing the public’s awareness and knowledge about epidemic prevention and control. We also employ traditional marketing tools to promote our products such as exhibiting posters at scientific conferences and publishing academic papers in academic journals.

In 2012, we successfully implemented our strategy of increasing our sales of Healive, Bilive and Anflu in the private market. Revenue generated from hepatitis vaccines in private market increased by 53.8% to $30.6 million in 2012. Meanwhile, we reorganized public market team to combine our experienced sales professionals and government relations team to improve our capability of expanding our presence in the public pay market. Sales from public pay markets generated $10.1 million in 2012, increasing 24% compared to $8.2 million in 2011.

Unlike many of our competitors who typically rely on third party distributors to sell to the CDCs, China’s dominant channel for vaccine sales, our sales and marketing team, which comprised 165 staff members in 31 provinces throughout China as of December 31, 2012, in most cases, sells directly to the CDCs. We believe this network enables us to better control the supply chain and gain a deeper understanding of the end market. Our sales network has a national coverage across China. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team has created stable relationships with our customers by providing them with technical support and trainings. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong (Panflu and Anflu), Mexico (Panflu.1), Nepal (Healive), Philippines (Anflu) and Mongolia (Healive and Anflu). We have already exported some of our product to Philippines, Nepal and Mongolia. And we have obtained approval to commercialize our Anflu in Mexico and Hong Kong. We are currently seeking regulatory approval to sell a number of our products in countries such as India (Healive), Pakistan (Healive and Anflu) and Ukraine (final bulk of Healive). We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful. In addition, we have also entered into various distribution agreements with international healthcare companies such as Glovax to distribute products in different parts of the world. Such business partnerships enable us to explore business opportunities internationally.

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

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material we use, with the exception of the hepatitis B antigens we use for Bilive production. We source the hepatitis B antigens we use for Bilive production entirely from Beijing Temple of Heaven. We previously purchased all hepatitis B antigens to be used in our Bilive production exclusively from Beijing Temple of Heaven under a ten-year exclusive supply framework agreement dated October 15, 2002, which expired in October 2012. In July 2012, we entered into a new framework agreement with Beijing Temple of Heaven for the supply of hepatitis B antigens for a period of one year, under which the pricing, quantity, delivery and payment terms will be specified under future purchase order agreements. It is uncertain whether Beijing Temple of Heaven will continue to furnish us with hepatitis B antigens after the expiry of the agreement. Raw materials generally are in good supply and the prices we pay for them remains stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have four manufacturing bases located in Haidian and Changping Districts of Beijing, Dalian City of Liaoning Province, and Tangshan City of Hebei Province.

We have two upstream production facilities in Haidian District of Beijing. All of our production facilities are Chinese GMP-certified. Our Healive and Bilive share the same production line, which has an aggregate annual capacity of 10 million doses. Our Anflu production line has an annual capacity of 8 million doses, which can also be used to produce 20 million doses of Panflu or Panflu.1 annually. The annual capacity of the current filling and packaging line is 20 million doses. Our Healive, Bilive and Anflu facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2008, 2010 and 2010, respectively. The GMP certificate was granted to our filling and packaging facility in Haidian district on February 2, 2009. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District were inspected by the CFDA in December 2012.

Our new production site in Beijng is located in Changping District. A new filing and packaging line under China new GMP standard was built on this site, as well as EV71 production facilities and a warehouse. Construction of these facilities has been completed and the warehouse is now in use. In December 2012, we received on-site inspection on our new filling and packing line in Changping site, and we obtained the GMP certificate granted by the CFDA on April 17, 2013, covering all the current plants in Haidian and Changping districts. The EV71 vaccine production line has a designed annual capacity of 10 to 20 million doses. The validation and commissioning for EV71 facility has been completed, and we are going to submit the clinical summary report on EV71 vaccine to CFDA, based on which the site inspection on the EV71 production plant will be arranged by CFDA accordingly.

Our production site in Dalian focuses on the manufacturing of live attenuated vaccines. In December 2011, we have obtained the production license from the CFDA for our mumps vaccine. In March 2012, we applied for the GMP certificate inspection with the CFDA, and we obtained GMP certificate from the CFDA in September 2012, which is under the new GMP standard implemented in China. The mumps vaccine has an annual capacity of 5 million doses.

Our production site in Tangshan city focuses on manufacturing animal vaccines.

Each of our subsidiaries has its own quality assurance departments, which are under the supervision of quality assurance team of Sinovac parent company. The quality assurance departments of each subsidiary manufacturing human vaccines are operating the systems established under a unified framework. Timely training is provided by the quality assurance team at parent level to the quality assurance team at subsidiaries. The parent company’s quality assurance team assists Tangshan Yian to establish animal vaccine production quality assurance procedures, but the quality governing organization and policies are little different from those used for human vaccine production.

We have established an Adverse Effect After Immunization, or AEFIs, response system under which a team of experts, professors and doctors responds to AEFIs within 24 hours to handle any emergency reported from users of our vaccine products. We also ensure that we have an effective internal reporting system to report any serious adverse event, or SAE, related to vaccine use to the CFDA promptly as mandated by the CFDA and the Ministry of Health of the PRC.

Collaborations

We licensed from MedImmune, LLC, or MedImmune, certain rights to use patented reverse genetics technology pertaining to virus strain production for Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $6.5 million conditional upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021, As of December 31, 2012, we had made one milestone payment of $2.9 million in September 2012.

In August 2009, we entered into a patent license agreement with the National Institutes of Health, or PHS, an agency of the United States Public Health Services within the Department of Health and Human Services. PHS grants us a non-exclusive license to make and use its certain licensed products. PHS also grants us the right to use the relevant information for development of its licensed products. We have agreed to pay PHS a license issue royalty of $80,000 and a non-refundable minimum annual royalty of $7,500, and royalty payments on net sales with a range in single digits depending on the sales territory and the customers. We also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement. In 2010, 2011 and 2012, we recorded a license issue royalty of $7,500, $21,125 and $7,500 in research and development expenses, respectively.

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

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc., a non-related company, to develop a 7-valent pneumococcal conjugate vaccine. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment based on net sales in Chinese market. Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments in eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The percentage of royalty payments for the portion of annual net sales below RMB100 million will be in the teens and the percentages of royalty payments for the portion above RMB100 million will be of single digits. The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval. Both parties agreed to work together to develop international markets for the products. On December 14, 2011, we entered into an amendment to the technology transfer of another six serotypes and related technology to us for $300,000 to develop a 13-valent pneumococcal conjugate vaccine. As of the date of this annual report, we have paid a total of $1.2 million.

In July 2008, Sinovac Beijing and Tangshan Yian entered into the co-development agreement with the Institute of Laboratory Animal Sciences of the University of Agriculture to jointly develop the animal rabies vaccine. Sinovac Beijing is responsible for assigning technical personnel to develop an animal rabies vaccine. The Institute of Laboratory Animal Sciences is responsible for making development strategy and provides guidance on the roadmap design for vaccine development and to assist Tangshan Yian on regulatory applications with the animal rabies vaccine. Tangshan Yian is responsible for establishing the R&D center and commercial production line for animal rabies vaccine and carrying out vaccine development project, applying for the New Drug Certificate for animal rabies vaccine, and providing the financial resources. Tangshan Yian is the applicant for and the exclusive owner of the future new drug certificate, production license and any patent or know-how in connection with the animal rabies vaccine. In 2011, the animal vaccine has been approved for sales.

In June 2008, we entered into the collaboration agreement with the National Institute for Viral Disease Control and Prevention of China CDC on the separation, selection, cultivation and verification of EV71 virus strain, through which we obtained the appropriate EV71 virus strain with good immunogenicity and cross protection effects for vaccine production.

In November 2006, Sinovac Beijing entered into a co-development agreement with National Institute for Viral Disease Control and Prevention of China CDC to jointly develop a universal pandemic influenza vaccine, which was included in the “863 National High-Tech Research and Development Plan.” The purpose of the project is to obtain the approval from the CFDA to commence the clinical trials.

In February 2006, we entered into an exclusive distribution agreement with LGLS under, which LGLS granted us an exclusive right to market and distribute its hepatitis B vaccine, Euvax B, in mainland China for five years from the date we obtain regulatory approval for the sale of the product in China. This is the first strategic alliance that we have made with a major vaccine supplier to capitalize upon our local knowledge and technology expertise in the vaccine industry. On March 7, 2007, we filed the application for regulatory approval for product registration for sales of Euvax B in China. During 2008, we worked with LGLS and the NIFDC on the vaccine’s testing and verification of drug standards to speed up the sample tests. In July 2009, the NIFDC completed the sample tests and verification of drug standards for Euvax B and the sample test report has been forwarded to the Centers for Drug Evaluation. On December 26, 2009, we submitted the supplementary documents required by the Centers for Drug Evaluation for technology evaluation as part of the approval process and obtained the approval from the CFDA to commence clinical trials in China in April 2010. Due to the reassessment of hepatitis B vaccine market potential in China, LGLS has decided to terminate the agreement. We accepted the termination request. The agreement was terminated on   May 31, 2011.

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

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In recent years, the CFDA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies can no longer be sold in China. However, according to the CFDA, there are approximately 40 vaccine companies in China, of which we believe approximately ten are our direct competitors. In addition, multinational companies have started to localize their vaccine production in China by making acquisitions and by forming joint ventures with Chinese companies, which is expected to further intensify the competition.

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over both cheaper but not enough high quality vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical and biotechnology companies, domestic state-owned entities and domestic private companies that currently engage in or have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales, although these advantages are not comprehensive

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to the hepatitis A vaccine, we consider Kunming Institute of Biological Product, Changchun Institute of Biological Products, Changchun Changsheng Life Sciences Ltd and Pukang Biological Co., Ltd. as our major competitors. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in 2012. Finally, with respect to the influenza vaccines, we consider Hualan Biological Engineering Inc., Changchun Institute of Biological Products, Changchun Changsheng Life Sciences Ltd, Sanofi Pasteur S.A., GSK, Shanghai Institute of Biological Products and Aleph Biological Co., Ltd. (Dalian Yalifeng) as our major competitors.

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

We have no patent protection for our hepatitis or influenza vaccines. We have nine issued patents and a number of pending patent applications relating to our pipeline products in the PRC.

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

We relied on administrative protection afforded new drugs through the monitoring period provided by the CFDA in the past. During the monitoring period, third parties’ applications for manufacturing or importing the same drug are not accepted by the CFDA, although it had expired, we may get new drug protection for new products to be commercialized in China through the same way.

We maintain fifteen registered trademarks in China, including (i) Sinovac, (ii) Sinovac Chinese name and its logo, (iv) Healive, its Chinese name and logo, (v) Bilive and its Chinese name, (vi) Anflu and its Chinese name, (vii) Panflu, its Chinese name and the logo, (viii) PANFLU.1 and its Chinese name, and (ix) Chinese name of EV71 vaccine. We have registered “Sinovac” trademark in Canada, Columbia, India, Malaysia, Philippines, Thailand and the United States and we have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany.

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

We have registered our domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center.

Despite any measures we take to protect our intellectual property, we cannot assure you that unauthorized parties will not attempt to copy aspects of our products or manufacturing processes or otherwise our proprietary technology or to obtain and use information that we regard as proprietary

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB321 million ($51.5 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. Our worldwide product liability insurance of Healive, Anflu and Panflu (excluding USA and Europe) from 2013 to 2014 is limited. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products because such insurance program has not become available in China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are carrying worldwide product liability insurance for Healive, Anflu and Panflu (excluding USA and Europe) from 2013 to 2014 with the premium of $21,000. See “ITEM 3. Key Information — D. Risk factors—Risks related to our company—we could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

Regulatory Framework of the Pharmaceutical Industry in the PRC

The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the CFDA regulates and supervises biopharmaceutical products under the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law, the Administration of Registration of Pharmaceuticals Procedures, and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our biopharmaceutical production is subject to the requirements on the manufacture and sale of pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical trial, declaration, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals, or GLP. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit file package for investigational new drug application, or IND, to the provincial level CFDA. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence clinical trials until we get IND. We cannot assure that submission of an IND will result in the CFDA allowing clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such clinical trials.

Clinical trials. Clinical trials involve the administration of the product candidate to healthy volunteers or vaccinees under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase II usually involves studies in a limited vaccinee population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions and to determine dosage tolerance, appropriate dosage and to identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded vaccinee population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals, or GCP. With respect to vaccines, we also have to comply with the CFDA’s Requirements on Application for Clinical Trial of New Preventive Biological Products. The sample vaccine products must be tested by the NIFDC before they may be used in the clinical trials. We or the CFDA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

After three phases of clinical trials, we apply for New Drug Application, or NDA. We submit to the provincial level CFDA the NDA file package, which includes clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of product, to apply for a new drug certificate and/ or production license. For vaccines, we have to comply with the CFDA’s Guidelines for Clinical Trial Report on Vaccines.

New Drug Certificate. The provincial level CFDA will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the provincial level CFDA will, within five days, conduct an on-site examination on the circumstances of our clinical trials and pharmaceutical research. Then the provincial level CFDA will submit its opinion, together with our application materials, to the Centers for Drug Evaluation. The Centers for Drug Evaluation will review our application materials, and give their technical opinion to CFDA. The CFDA will decide whether or not to issue a new drug certificate to us. We consider obtaining the new drug certificate for our product candidates a significant milestone in our business.

Production Permit. Simultaneously with the application of new drug certificate, we also apply to the provincial level CFDA for a production license to manufacture the new drug to be approved by the CFDA. The production license application will be examined with similar stage procedure as for the new drug certificate, first by the provincial level CFDA followed by the Centers for Drug Evaluation, and the CFDA the last. After the provincial level CFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level CFDA will transfer the file to the Centers for Drug Evaluation, and the Centers for Drug Evaluation will review the application files and give technical opinion. If the Centers for Drug Evaluation is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified. The Center for Drug Certification will conduct an on-site inspection on our production procedures within 30 days after receipt of our application and take samples from three batches of our products, and the NIFDC will test the selected samples and later submit its testing reports to the Centers for Drug Evaluation. The Center for Drug Certification must submit the on-site production inspection report to Center for Drug Evaluation. The Centers for Drug Evaluation will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to the CFDA. The CFDA will decide whether or not to issue the production permit to us. If the product approval and production approval both meet the criteria, the CFDA will issue the production permit together with the new drug certificate at the same time. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the effective standards and regulations.

Under certain circumstances, for instance, where drugs are developed to cure a disease without effective therapeutic methods, the CFDA provides a special proceeding for its review of the new drug certificate application and production permit application relating to such drugs.

The CFDA will specify a monitoring period ranging from three to five years when approving the first production permit for most new drugs. During this monitoring period, the manufacturers holding the new drug certificates must regularly report, among other things, the production process, efficacy, stability and side effects of the new drugs involved to the provincial level CFDA. During the same period, the CFDA will not accept any new application for approval of the same drug involved. However, if a third party has filed an application for the same drug and obtained the clinical trial permit before the monitoring period commences, the third party may still obtain a new drug certificate and production permit for the same drug.

We may also be required to conduct clinical trials prior to commencing the manufacture of pharmaceutical products for which there are published state pharmaceutical standards.

GMP Certificate. After receiving a new drug certificate and production permit, we will further need to submit to the CFDA an application for a Good Manufacturing Practice Certificate, or GMP Certificate. A GMP Certificate is used to approve the quality system, including quality assurance and quality control management, production management, material and product, qualification and validation, facility and equipment, etc. The CFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate should be approved or rejected within six months from the application date.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP Certificate.

Batch Approval. Our vaccine products cannot be distributed in the market before they obtain the batch approval. After we get the GMP certificate, we need to apply for batch release approval by the NIFDC. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The NIFDC will review the documents and test the samples and issue a batch approval within approximately two months, if our manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the CFDA. With the batch approval, we may distribute the approved batch of vaccines to the market.

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

GMP Certificate. After conducting the workshop, we will need to submit an application for a GMP Certificate to the MOA. A GMP Certificate is used to approve the manufacturing equipment, process and workshop used in producing a particular drug. The MOA has issued GMP standards for veterinary pharmaceutical manufacturers to minimize the risks arising out of the production process of veterinary drugs that will not be identified or eliminated through testing the final products. The application for a GMP Certificate will be examined through a two-stage procedure. The first stage is the static examination and the second stage is the dynamic examination. In the first stage, the MOA will conduct an examination in the static circumstance and will give us a notice to applying for the dynamic examination if they accept our static examination. After that, we will apply for the dynamic examination and if successful, the MOA will issue us a GMP certificate.

A GMP Certificate is valid for five years and we must apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

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

* Dalian Jingang Group Co., Ltd. owns the remaining 45% equity interest in Sinovac Dalian.

** SinoBioway Group Co., Ltd., an affiliate of Peking University, owns the remaining 26.91% equity interest in Sinovac Beijing.

***  The former name is Beijing Sinovac Biological Technology Co., Ltd.

C.            Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park (Haidian) in Beijing in a 48,900 square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. We own the above-described 48,900-square-foot facility in Beijing. In August 2004, we signed two 20-year leases with SinoBioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in lease payment. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building. In September 2010, we entered an agreement with SinoBioway, under which we lease a space of 6,778 square feet. The lease term is five years and we used it for our research and development function. On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

We have two production lines and one filling line located in the Peking University Biological Park (Haidian). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu, or the equivalent of 20 million doses of Panflu or 20 million doses of Panflu.1. Our filling and packaging line is used for all products we manufacture with an annual capacity of 20 million doses.

We conduct research and development and manufacturing of animal vaccines in a 40,000-square-foot facility in Tangshan, Hebei province. In Tangshan, we obtained a state-owned land use certificate of a parcel of granted land with an area of approximately 214,200 square feet. We have obtained GMP license and production license for our animal rabies vaccine. .

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million ($19.8 million) and made all required payments by December 31, 2012. Under this agreement, we acquired five existing buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) on 29,021 square meters (approximately 312,400 square feet) of land, located in Changping District, Beijing. The site was previously used to manufacture medicinal products. We are constructing a new filling and packaging line and a production line for EV71 vaccine, based on the new China GMP standard and other supporting infrastructures. We completed construction of a warehouse facility, which was put into use by December 31, 2012. The construction of a cold warehouse, filing and packaging line and EV71 vaccine production plant have all been completed. In addition, the filling and packaging line received on-site inspection and obtained GMP certificate on April 17, 2013.  We are financing the acquisition and construction of this site through short-term and long-term borrowings from commercial banks in China.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as rabies, varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Currently, Sinovac Dalian  had received its GMP certificate (2010 version) from the CFDA for its mumps vaccine.

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

A.            Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine, in China. In April 2008, we received regulatory approval for the production of our whole viron pandemic H5N1 influenza (avian flu) vaccine in China, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In 2012, our mumps vaccine manufactured by Sinovac Dalian was approved to be commercialized. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. In 2012, we launched phase III clinical study on a vaccine for EV71 (HFMD). And the preliminary top line result of its efficacy was reported in March 2013. In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharides vaccine and rubella vaccine in early 2011. We filed an application for the clinical trial of varicella vaccine in January 2013. Our product pipeline also includes vaccines against human rabies and rotavirus. In 2011, we also received the approval from the Ministry of Agriculture for the animal rabies vaccine, and the vaccine was launched to the market in September 2011.

In May 2002, we obtained the final PRC regulatory approval for the production of Healive. We sold approximately 2.6 million, 2.7 million and 3.7 million doses of Healive in 2010, 2011 and 2012, respectively. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, and began selling this product in July 2005. We sold approximately 684,000, 1.8 million and 2.6 million doses of Bilive in 2010, 2011 and 2012, respectively. In October 2005, we received the final PRC regulatory approval for the production of our Anflu vaccine against influenza. We sold approximately 2.5 million, 2.2 million and 2.9 million doses of Anflu in 2010, 2011 and 2012, respectively. In April 2008, we received the government approval for production of Panflu, a whole viron vaccine against the H5N1 strain of pandemic influenza virus. In September 2009, we were granted a license for the production of Panflu.1 by the CFDA. We started to sell Panflu in August 2009 and recognized revenue from the sale of approximately 0.73 million, 2.3 million and nil doses of Panflu in 2010, 2011 and 2012, respectively. We started to sell Panflu.1 in September 2009 and generated revenue of $7.2 million, $14.0 million and nil in 2010, 2011 and 2012, respectively.  We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 were dependent on government purchases. There is no revenue generated from Panflu and Panflu.1 in 2012.

Our proprietary rights

Healive was co-developed by Tangshan Yian and the NIFDC. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, the NIFDC, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owns the right to market and sell Healive, and that Sinovac Beijing was required to pay the NIFDC approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained Healive’s new drug certificate from the CFDA in December 1999, the production license in May 2002, and final PRC regulatory approval for production of Healive in May 2002. Production of Healive commenced in July 2002.

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,116. Beijing Keding is owned by Dr. Weidong Yin and three other senior officers of Sinovac Beijing. We received the production license for Bilive from the CFDA in January 2005. In June 2005, we obtained the final PRC regulatory approval for production of Bilive. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received the final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered an agreement with the National Institute for Biological Standards and Controls, or NIBSC, an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes. In April 2008, Sinovac Beijing received a production license for H5N1 from the PRC government and started to produce H5N1 vaccines for the government stockpiling program in June 2008.

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $6.5 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). As of December 31, 2012, we had made one milestone payment of $2.9 million in September 2012. In August 15, 2012, amended agreements were signed with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021.

Amortization expense for these proprietary rights was $546,623, $268,345 and $227,864 in 2010, 2011 and 2012, respectively.

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

	Year ended December 31,
	2010	2011	2012
	(in thousands of dollars)
Research and development programs
Panflu	87	—	—
Panflu.1	—	—	—
Rabies for animal	508	1,027	165
EV71 vaccine	2,756	1,945	10,889
Pneumococcal conjugate vaccine	580	435	858
Pneumococcal Polysaccharides vaccine	581	435	858
Rotavirus	118	216	246
Varicella	124	324	567
Rabies for humans	903	1,035	1,041
Mumps Vaccine	1,019	—	—
Mumps Vaccine- pilot production	—	1,480	1,410
Universal pandemic influenza	796	109	13
Others	1,166	2,001	997
Total	8,638	9,007	17,044

R&D Project Status

Projects	Cost Incurred	Current Status	Estimated Completion Date	Estimated cost to Completion	Funding
	(in thousands)			(in thousands)
EV 71 Vaccine	$15,994	Phase III Clinical Trials Completed	2014	$1,364	Sinovac Beijing
Pneumococcal Polysaccharides Vaccine (23 valent)	$2,209	IND Filed	2017	$11,236	Sinovac
Pneumococcal Conjugate Vaccine	$2,207	IND Filed	2019	$16,051	Sinovac

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

EV71 vaccine, which fights hand foot and mouth diseases, is our most important pipeline product. As of December 31, 2012, we were conducting the phase III clinical trial and the preliminary top line efficacy result was announced in March 2013.  The expenses of phase III clinical trial is estimated about RMB 70 million ($11.2 million). We have completed the construction of production plant for EV 71 vaccine with total capital expenditure of RMB33.5 million ($5.4 million) in 2012 and $19.8 million accumulatively.

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

(2)         The quality standard of the vaccine might be changed by the regulator. The regulatory process might be delayed ,which is out of management’s control.

(3)         The market demand for the vaccine will be diminished due to the reduced threat of hand, foot and mouth disease.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facility. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred. The Company received $936,486(RMB 5,908,100) and $893,149(RMB 5,781,800) in 2012 and 2011, respectively.

Deferred government grants included $2,037,701 (RMB 12,695,082) (December 31, 2011 - $2,277,428 (RMB 14,495,147)) represents the unamortized portion of the amount that the Company received in 2007 for construction of a pandemic influenza vaccine production facility of RMB 20 million. $288,930 (RMB 1,800,065) which will be amortized in 2013 was included in the current portion and $1,748,771 (RMB 10,895,017) which will be amortized after 2013 was included in the non-current portion of the government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government and the Company has fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $285,326 and $278,067 and $265,547 in 2012, 2011 and 2010, respectively, were recorded as a reduction to depreciation expense.

Deferred government grants also included $912,238 (RMB 5,683,333) being the unamortized portion of the amount that the Company received in 2009 for purchasing equipments for H1N1 vaccine production with a total amount of RMB 6.2 Million. The amount of $142,167 (RMB 885,714) which will be amortized in 2013 was included in the current portion and the amount of $770,071 (RMB 4,797,619) which will be amortized after 2013 was included in the non-current portion of government grants. The Company has fulfilled the conditions attached to the government grant and $81,896 of the government grant in 2012 was recorded as a reduction of depreciation expense.

In 2012, the Company received $571,915 (RMB 3,608,100) for EV 71 vaccine research and development and $364,570 (RMB2, 300,000) for developing a 13-valent pneumococcal conjugate vaccine. An amount of $125,222 (RMB790,000) is recognized to deduct the research and development expense in 2012 as the conditions attached to this  government grant agreement have been met as of December 31, 2012.

In 2012, the Company received $1,458,280 (RMB 9.2 Million) (2011-$699,776) interest subsidy related to Changping facility construction project. The amount was recorded as a reduction to interest capitalized.

The Company received $963,082 (RMB 6 million) loan bearing interest rate at 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as a government grant of $216,058.

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

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We generally obtain purchase authorizations from our customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes title of the products.  We provide certain customers with a right of return. The product return provision for seasonal influenza vaccine is estimated based on actual sales returns and expected sales returns to the end of the flu season because the returned products are generally accepted before the end of the flu season. As of December 31, 2012, reserves for seasonal influenza vaccine returns were approximately $1.3 million, compared to $1 million as of December 31, 2011. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels, external data with respect to inventory levels as well as the remaining shelf lives of the products in the distribution channel. As of December 31, 2012, reserves for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine returns were $1.7 million, compared to $1.7 million as of December 31, 2011. Percentage of sales return provision for the year of private pay market sales on inactivated hepatitis A and combined inactivated hepatitis A&B represents 8.3% and 5.4% in 2011 and 2012, respectively. For H1N1 and H5N1 vaccines, customers do not have a right of return.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs, we generally obtain purchase authorizations from the government for a specified amount of products at a specified price. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handlings are part of selling expenses in the consolidated statements of loss and comprehensive income (loss). In 2010, 2011 and 2012, $1.1 million, $1.2 million and $1.1 million related to shipping and handling costs were included in selling expenses, respectively.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2012 was $2.9 million, compared to $3.9 million as of December 31, 2011. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Provision

We write off all the unsold seasonal influenza vaccines at the end of the fiscal year. In addition, we estimate an inventory provision for the existing products in inventories after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiring date of Healive and Bilive inventory. The inventory provision in 2010, 2011 and 2012 was $6.8 million, $4.0 million and $3.5 million, respectively. The change of inventory provision is based on a review of our inventory expiration dates at year-end and estimated forecast sales.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses and permits, over an estimated useful life of 3 to 10 years. The estimated life of intangible assets is inevitably subjective, however, whenever events or changes in circumstance indicates the carrying value may not be recoverable or, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2011 and 2012, we found no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2012:

	Changes from reported amount based on hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on hypothetical 10% Increase in Useful Life
Useful life	9/2.7 years	10/3 years	11/3.3 years
Amortization expense	$235,689	$227,864	$192,837
Loss for the year	$14,860,466	$14,852,641	$14,817,614
Loss per share	$0.27	$0.27	$0.27

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

Leases

In 2004, we entered into two operating lease agreements with SinoBioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling approximately RMB1.4 million ($224,504). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increased from RMB 452,600 ($72,647) to approximately RMB1.4 million ($217,942) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of approximately RMB 2.0 million ($327,967). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac Biological’s business on research and development for an annual lease payment of RMB 861,202 ($138,232). The lease commenced on September 30, 2010 and has a term of five years. The lease payment included in current and long-term prepaid expenses and deposits was $417,484 as of December 31, 2012, compared to $543,965 as of December 31, 2011.

On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

Income tax valuation allowance

In 2012, we recorded nil of short term deferred income tax asset and $0.4 million long term deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. We provided allowance for 100% current deferred income tax of $1.6 million that would otherwise be recorded since it is not likely that we will be able to benefit from losses carried forward. Our ability to ultimately derive a benefit from the deferred tax asset depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under the tax law. We have reviewed available information, both positive and negative, and have concluded that realization is more likely than not for the long-term deferred income tax assets. If our evaluation of the circumstances is not correct, we will have to record a charge to operations with respect to any over-accrual of the benefit.

Key Performance Indicator

Since the vaccine market in China is a fragment market in China, we did not use any industry trend or indicator as our key performance indicator. Alternatively, we develop internal sales and revenue target as our key performance indicator. As we revised our performance indicator, we communicated the changes through our press releases throughout the year.

Recently Adopted Accounting Standards

Effective January 1, 2012, we adopted ASU 2011-04, which amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge US GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective for fiscal year beginning on or after December 15, 2011.  As at December 31, 2012 and 2011, we did not have financing assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial Statement on a recurring basis. As at December 31, 2012, our property, plant and equipment at Tangshan Yian are measured at fair value on a nonrecurring basis. We determined the fair value of Tangshan Yian’s land use right, plant and building using the market approach by obtaining quoted prices for similar assets in the principal resale market. We determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considers the condition of the assets which include the physical deterioration and economic obsolescence. It was determined the fair value of Tangshan Yian’s property, plant and equipment was $2.9 million compared to the carrying value of $4.4 million (2011- $4.9 Million)

Effective January 1, 2012, we adopted ASU 2011-05, which amends the presentation guidance in ASC 220, Comprehensive Income, and results in more converged guidance on how comprehensive income is presented under US GAAP and IFRS, although some differences remain. The new US GAAP guidance requires entities to present net income and other Comprehensive income in either a single continuous statement or separate consecutive statements. Companies are no longer allowed to present other comprehensive income, or OCI, in the statement of stockholders’ equity. Earnings or loss per share is still based on net income or loss.  Although existing guidance related to items that must be presented in OCI has not changed, companies are required to display reclassification adjustments for each component of OCI in both net income and OCI. Also companies need to present the components of other comprehensive income in interim and annual financial statements. The amendments are effective for fiscal year beginning on or after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, which defers ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income, or AOCI, in both net income and OCI on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The ASU also defers the requirement to report reclassification adjustments in interim periods. The adoption of this guidance does not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements not adopted as of December 31, 2012

In December 2011, the FASB issued ASU 2011-11, which amends the disclosure guidance in ASC 210, Balance Sheet. New disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under US GAAP and IFRS related to the offsetting of financial instruments. The existing US GAAP guidance allowing balance sheet offsetting, including industry-specific guidance, remains unchanged. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The amendments should be applied retrospectively for all prior periods presented. We do not believe the adoption of this standard will have a material effect on our consolidated financial statements for prior years.

RESULTS OF OPERATIONS

	Year ended December 31,
	2010		2011		2012
	(in thousands, except for percentages)
Statement of income data
Sales	$33,401	100.0%	$56,842	100.0	$49,216	100.0%
Cost of sales(1)	16,719	50.1%	21,128	37.2	19,100	38.8%
Gross profit	16,682	49.9%	35,714	62.8%	30,116	61.2%
Operating expenses:
Selling, general and administrative expenses(2)	18,885	56.5%	22,372	39.4%	31,685	64.4%
Provision (recovery) for doubtful accounts	1,921	5.8%	(167)	(0.3)%	(874)	(1.8)%
Research and development expenses	8,508	25.5%	9,007	15.8%	17,044	34.6%
Depreciation of property, plant and equipment and amortization of licenses	1,411	4.0%	1,437	2.5%	1,595	3.2%
Loss on disposal and write down of equipment	1,237	3.7%	455	0.8%	2,190	4.4%
Government grants recognized as income	(1,924)	(5.7)%	(764)	(1.3)%	(373)	(0.8)%
Total operating expenses	30,038	89.9%	32,340	56.9%	51,267	104%
Operating income (loss)	(13,356)	(40)%	3,374	5.9%	(21,151)	(43)%
Interest and financing expenses	(1,178)	(3.5)%	(384)	(0.7)%	(775)	(1.6)%
Interest income	1,133	3.5%	1,397	2.5%	2,370	4.8%
Other income (expenses)	96	0.3%	280	0.5%	(77)	0.2%

Income (loss) before income taxes and non-controlling interests	(13,305)	(39.8)%	4,667	8.2%	(19,633)	(39.9)%
Income tax (expenses) recovery	704	2.1%	(5,067)	(8.9)%	884	1.8%
Consolidated net loss	(12,601)	(37.7)%	(400)	(0.7)%	(18,749)	(38.1)%
Less: income (loss) attributable to non-controlling interests	(4,094)	(12.3)%	445	0.8%	(3,896)	(7.9)%
Net loss attributable to the stockholders	$(8,507)	(25.5)%	$(845)	(1.5)%	$(14,853)	(30.2)%

(1)         Excludes depreciation of land-use rights and amortization of licenses of $546,623, $290,526 and $250,623 for 2010, 2011 and 2012, respectively.

(2)         Includes stock-based compensation expense of $459,90l, $206,301 and $347,226 in 2010, 2011 and 2012, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “ITEM 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds; and (2) the value of goods produced for government stockpiling program. We recognize revenue when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

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

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Since hepatitis A vaccines was included into government sponsored expended immunization program in 2007, we have actively participated in the tender and bidding organized by various provincial CDCs. We enter into sales agreements with the CDCs when we win a bid.

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. In the public market, we price our Healive in reference to the price guidance set up by the government and adjust the price from time to time as we judge necessary to win the bid. We priced Anflu competitively to offer attractive economic returns to CDCs. The prices of our products are lower than those of foreign imports. Panflu and Panflu.1 pricing were determined on a cost plus basis in consultation with the government.

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

Cost of sales

Our cost of sales primarily consists of material and component costs. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2010, 2011 and 2012 amounted to $16.7 million, $21.1 million and $19.1 million, respectively, of which idle capacity amounted to $297,623, $1.2 million and $3.1 million, respectively. We produce our own products and conduct the final product packaging in-house.

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

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially Bilive and Anflu. We expect the sales and marketing expenses for Bilive will increase in 2013 as we will increase the selling activities on this product in the private market.

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

Taxes and incentives

Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Income tax returns filed by the Company and its active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004 and Sinovac R&D and Sinonvac Dalian for the year since 2010.

On January 1, 2008, The Law of the People’s Republic of China on Enterprise Income Tax, or the Enterprise Income Tax Law, became effective. This Enterprise Income Tax Law eliminated the previous preferential tax treatment that was available to the foreign invested enterprises, or FIEs, but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the Enterprise Income Tax Law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” (HNTE) status according to the new criteria and obtained the certificate on September 19, 2011. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2011 to 2013.  The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the HNTE criteria. Tangshan Yian is subject to a 25% income tax rate. The unified income tax rate of 25% is also applicable to Sinovac R&D and Sinovac Dalian until they obtain HNTE certificates.

The Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its ‘‘de facto management organization’’ located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the Enterprises Income Tax Law, ‘‘de facto management organization’’ means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of the management continue to be located in the PRC, the Company and its Hong Kong subsidiary may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on its worldwide income. The dividends that the Company receives from its PRC subsidiaries would be exempt from PRC withholding tax but be subject to income tax at 25% if the Company is recognized as a PRC tax resident. However, the administration of laws and regulations in China is subject to a certain degree of discretion by the government authorities. In practice, the risk of Sinovac Hong Kong being deemed as a PRC tax resident is remote under the prevailing tax laws and regulations.

Pursuant to the arrangement between Hong Kong and PRC for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect To Taxes on Income, dividends paid by a mainland PRC tax resident company to a Hong Kong tax resident company may be taxed in the PRC if the beneficial owner of the dividends is a resident of Hong Kong, the tax so charged shall not exceed 10% of the gross amount of the dividend or 5% of the gross amount of the dividend when the beneficial owner is a company directly owns at least 25% of the capital of the company which pays the dividends.

According to Guoshuihan [2009] No. 601, or Circular 601, the beneficial owners means persons who possess ownership and right of control on their proceeds or rights or properties generated from such proceeds. The beneficial owners generally engage in substantive operation activities whereas agents and conduit companies for tax evasion purposes are not beneficial owners. Circular 601 sets out several key factors for determining the existence of substantive operation activities, such as size of assets, number of employees, size of business and effective control over the shares. The tax authority determines if an applicant satisfies the definition of a beneficial owner by applying the substance over form principle. However, due to the lack of specific guidance on the execution of the substance over form principle in practice, the qualification of a beneficial owner is subject to the in-charge tax authority’s judgement and discretion.

In addition, whether the favorable rate will be applicable to dividends received by a Hong Kong company from its PRC subsidiaries is subject to the approval of the PRC tax authority in-charge which has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. In May 2012, Sinovac Hong Kong was granted by the in-charge tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2010 to 2012.  However, the higher level tax bureau has the authority to re-assess the approval of the preferential divided withholding tax rate granted by the in-charge tax bureau. It is uncertain if the higher level tax bureau will re-assess the approval granted by the in-charge tax bureau, or if the higher level tax bureau will agree with the approval issued by the in-charge tax bureau when a re-assessment is conducted. If Sinovac Hong Kong had not been subject to the preferential tax rate of 5%, the recovery of withholding tax expenses would have been decreased by approximately $866,693 for the year ended December 31, 2012.  Basic and diluted loss per common share would have been increased by approximately ($0.02) for the year ended December 31, 2012. On January 18, 2012, the withholding tax on dividends declared to Sinovac Hong Kong with amount of $865,100 was paid. As of December 31, 2012, the deferred tax liability related to the withholding tax on undistributed earnings of Sinovac Beijing was $nil.

The Company was incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, we could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by its subsidiaries have not been recorded in the financial statements. The tax losses of our PRC subsidiaries in the amount of $48,196,088 (RMB 300,266,450) can be carried forward for five consecutive years against their profits starting from 2013 and will expire ranging from 2014 to 2017.

We evaluates our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from continuing operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

The valuation allowance relating to losses carried forward of the PRC subsidiaries are still required as realization of this element of the potential tax benefit is still uncertain.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales. Sales of core vaccines (including Healive, Bilive and Anflu) in 2012 increased by 40.2% to $49.1 million from $35.0 million in 2011. Total sales decreased by 13.4% from $56.8 million total in 2011 because we had significant sales of non-core pandemic vaccines in 2011.

Revenue generated from sales of hepatitis vaccines increased by 48.3%. In 2012, we adjusted our sales strategy to adapt to the overall hepatitis vaccines market in China where both private market and public market exist. Our competitors, mainly multinational companies, withdrew their hepatitis A vaccine and hepatitis A and B vaccine because they were unable to meet the product standard specified in the 2010 pharmacopeia. We are now the only supplier of hepatitis A and B vaccine in China and one of only two suppliers of inactivated hepatitis A vaccine. As a result, sales of Bilive increased by 56% compared to the sales of 2011, while sale of Healive to the public market increased by 30% compared to 2011.

There were no sales of H1N1 and H5N1 vaccines in 2012. Sales of H1N1 and H5N1 vaccines represented 24.6% and 13.7%, respectively, of total revenue in 2011. The H1N1 and H5N1 vaccines were all sold to the PRC government. Our sales of H1N1 and H5N1 vaccines are dependent on government stockpiling purchases which are, in turn, dependent on expectation of disease outbreaks. The introduction or suspension of government stockpiling purchases have a material effect on our total sales. The table below sets forth a breakdown of our sales by product:

	Twelve months ended December 31
Sales	2012	2011

Hepatitis A	$20,141,416	$14,217,393
Hepatitis A&B	19,810,055	12,721,993
Influenza vaccines	9,191,432	8,112,279
Core sales	49,142,903	35,051,665
Animal vaccine	49,482

Mumps vaccines	23,926
H1N1		14,008,225
H5N1		7,782,002
Total sales	$49,216,311	$56,841,892

Cost of Sales. Cost of sales decreased by 9.6% to $19.1 million in 2012 from $21.1 million in 2011. Cost of sales decreased in 2012 mainly as a result of (i) the total sales decreased by 13.4% from $56.8 million total in 2011, and (ii) sales return provision of hepatitis vaccines as a percentage of private market sales decreased from 8.3% in 2011 to 5.3% in 2012. By better matching production to demand, we were able to reduce production costs as a proportion of revenue..

Gross Profit. Gross profit decreased by 15.7% to $30.1 million in 2012 from $35.7 million in 2011. Gross profit margin was 61.2% and 62.8% for 2012 and 2011, respectively. The inventory write offs and provision, including in the cost of sales, reduced the gross profit margin by 7.1% and 6.3% for 2012 and 2011, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include nonproduction related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees.

Our SG&A expenses increased by 41.6% to $31.7 million in 2012 from $22.4 million in 2011. Our selling expenses increased by 29.3% to $15.9 million in 2012 from $12.3 million in 2011. In 2012, G&A expenses increased due to the ongoing preparation costs for GMP upgrade for existing manufacturing facilities in both Changping and Shangdi sites, Changping facilities validation costs, the salaries and wages for the employees and cost for the Changping project.

In 2012, we realigned our sales and marketing efforts to better address the changing Chinese vaccine market. Selling expenses increased as a result of increased selling activities for selling Bilive in the private market, expanded sales team to cover a wider geographic area, and increased compensation to sales professionals to improve employee retention.

We recorded stock-based compensation of $347, 226 in 2012 compared to $206,301 in 2011. At December 31, 2012, we had unrecognized compensation costs of $791, 633. This unearned component will be recognized over a period of 27 months.

Research and Development Expenses. Research and development expenses increased by 89.2% to $17.0 million from $9.0 million in 2011, primarily representing amounts spent on vaccines for EV71, pneumococcal conjugate vaccine, mumps and rabies in animals. These amounts are net of government grants to fund these activities. PRC government research and development grants are offset against the qualified research and development expenses as applicable, incurred in the period the conditions imposed by government authorities are fulfilled. In 2012, we received government research grants of $571,915 mainly related to EV71 R&D, of which $125,222 was offset against the qualified EV 71 clinical trial expenses and the remaining $446,693 was deferred to offset future qualified research and development expenses. In 2012, we offset government research grant of $125,222 against qualified research and development expenses compared to $686, 000 in 2011.

Interest and Financing Expenses. Interest and financing expense increased by 101% to $774,376 in 2012 from $384,560 in 2011. The increase is mainly due to the $12.5 million increase in total borrowings at December 31, 2012 over December 31, 2011. In 2012 and 2011, we received $1,458,280 and $699,776 of interest subsidy related to Changping facility construction project, respectively, and recorded as a reduction to interest capitalized.

Income Taxes Expenses. We had income tax recovery of $883,897 in 2012, compared to an income tax expense of $5.1 million in 2011. The income tax recovery was attributed to $866,693 withholding tax resulting from the 5% tax rate and $17,204 resulting from non-current deferred tax assets. No earnings were distributed from Sinovac Beijing, Tangshan Yian, Sinovac Dalian and Sinovac R&D, in 2011 and 2012 as these subsidiaries were not profitable.

Net Loss. Net loss attributable to shareholder’s increased to $14.9 million in 2012 from a net loss of $845,000 in 2011.

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales.  Sales increased by 70.2% to  $56.8 million from $33.4 million in 2010. The revenue generated from sales of hepatitis vaccines increased by 66.3%, In 2011, we adjusted our sales strategies to gear to the overall China hepatitis vaccines market where the hepatitis A market gradually shifted from private market to public market, and there was no public market for combined hepatitis A and B vaccines, and no competitive product with our Blive in Chinese private market exists. As a result, the sales of Bilive increased by 248.9% compared to the sales of 2010while sale of Healive to public market increased by 89.5% compared to the sales in 2010. However, the significant increase in Bilive in the private market and Healive in the public market were offset by a 15.3% decreased sales from Healive in the private market in 2011. The increase in revenue was also attributed to the recognition of  $21.8 million of pandemic influenza vaccine sales on a prior year order as revenue. Sales of H1N1 and H5N1 vaccines represented 24.6% and 13.7%, respectively, of total revenue in 2011, as compared to 21.5% and 7.2% of total revenues in 2010. The H1N1 and H5N1 vaccines were ultimately sold to Chinese government. The table below sets forth a breakdown of our sales  by product:

	Twelve months ended December 31,
	2011	2010
Sales
Hepatitis vaccines	$26,939,386	$16,200,844
Influenza vaccines	29,902,506	17,200,582
Total	$56,841,892	$33,401,426

Cost of Sales.  Compared with a 70.2% increase in  total revenue, cost of sales increased by 26.4% to $21.1 million in 2011 from $16.7 million in 2010. Cost of sales improved in 2011 mainly as a result of  1) inventory write-offs and provisions decreased from $6.8 million in 2010 to $4.0 million as a result of improved coordination of production planning. 2) the cost of sales of 431,000 doses of Bilive was recorded in prior year as inventory provision, 3) sales return provision of hepatitis vaccines as a percentage of private market sales decreased from 16% in 2010 to 8.3% in 2011, which led to a less increase of cost of sales in proportion of sales increase.  However, a higher write-off of idle capacity was recorded in cost of sales because of the enhanced control of production volume. In 2011, hepatitis and the influenza production facilities had idle capacity of 48% and 30%, respectively, compared to the idle capacity of 11% and nil in 2010.

Gross Profit.  Gross profit increased by 114.1% to $35.7 million in 2011 from $16.7 million in 2010. Gross profit margin was 62.8%and 50.0% for 2011 and 2010, respectively. The increase of gross profit margin in 2011 was mainly due to the decrease of cost of sales as a result of less inventory provision and writeoffs, less sales return provision and recovery of prior year inventory provision for Bilive in 2011. In addition, the overall gross profit margin improved because the product mix sold in 2011consisted of more H1N1vaccines which  had higher gross profit margin. After deducting the depreciation of land use rights and amortization of licenses and permits from our gross profit, our gross profit margin was 62.5% and 48.3% for 2011 and 2010, respectively. The inventory write offs and provision, including in the cost of sales, reduced the gross profit margin by 6.3%and 20.4% for 2011 and 2010, respectively.

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

We recorded stock-based compensation of $206,301 in 2011 compared to $459,901 in 2010. In December 2011, we granted 767,000 stock options to the employees at an exercise price of $2.37 per share. The weighted average fair value of the stock options granted in 2011 was $1.35 per share. The expected term was estimated to be 3.24 years and the expected volatility was estimated to be 86.9%. The granted options vest in installments from December 26, 2011 to 2014, and will expire on December 25, 2017. As a result, as of December 31, 2011, we had unrecognized compensation costs of $1,043,765. This unearned component will be recognized over a period of 39 months.

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

Interest and Financing Expenses.  Interest and financing expenses decreased by 67.4% to $385,000 in 2011 from $1.2 million in 2010. In 2011, we received $596,000  in interest subsidy from the government as compared to $148,000 in 2010, which recorded as a reduction to interest and financing expenses. In addition, we received $700,000  (2010 - $nil) interest subsidy related to the Changping facility construction project and offset the interest capitalized in 2011.

Income Taxes Expenses.  We had income tax expenses of $5.1 million in 2011, compared to an income tax recovery of $704,000 in 2010. The significant increase in the income tax expenses was attributed to $2.8 million deferred income tax expenses resulting from the current portion of deferred income tax assets write-off in 2011 due to unlikely utilization of it in the following year. As of December 31, 2011, $1.7 million of the  income tax payable was related to distributed earnings of $16.9 million from Sinovac Beijing. No earning was distributed from Tangshan Yian, Sinovac Dalian and Sinovac R&D in 2010 and 2011 as these subsidiaries were not profitable. .

Net Loss.  Net loss attributable to shareholders decreased to a net loss of $845,000 in 2011  from a net loss of $8.5 million in 2010.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities	$(14,279)	$13,936	$(16,254)
Net cash used in investing activities	(19,244)	(13,790)	(16,151)
Net cash provided by financing activities	58,194	613	17,330
Exchange gain on cash and cash equivalents	1,961	1,943	2,029
Net increase in cash and cash equivalents	26,632	2,702	(13,046)
Cash and cash equivalents at beginning of period	74,953	101,585	104,287
Cash and cash equivalents at end of period	$101,585	$104,287	$91,241

Net cash used in operating activities was $16.3 million in 2012, compared to $13.9 million cash provided by operating activities in 2011. Net cash used in our operating activities in 2012 resulted primarily from (1) our net loss of $18.7 million, (2) an increase in long-lived assets impairment of $2.2 million, (3) an increase in deferred revenue of $1 million, (4) an decrease in prepaid expenses and deposits of $913,084. These items were partially offset by (1) an increase in inventory provision of $3.5 million, (2) depreciation of property, plant and equipment and amortization of licenses of $4.5 million, (3) an decrease in accounts receivable of $4.3 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Net cash provided in operating activities was $13.9 million in 2011, compared to $14.3 million cash used by operating activities in 2010. Net cash provided in our operating activities in 2011 resulted primarily from (1) our net loss of $0.4 million, (2) an increase in inventories of $1.9 million, (3) a decrease in deferred revenue of $2.7 million, (4) an increase in prepaid expenses and deposits of $531,000. These items were partially offset by (1) an increase in inventory provision of $4.0 million, (2) depreciation of property, plant and equipment and amortization of licenses and permits of $4.8 million, (3) write-offs for equipment and loss on disposal of $455,000, (4) an increase in accounts receivable of $5.5 million and (4) an increase in accounts payable and accrued liabilities of $1.2 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Investing Activities

Net cash used in investing activities was $16.2 million in 2012, compared to $13.8 million in 2011. In 2012, cash used in investing activities included $16.2 million used to acquire property, plant and equipment.

Net cash used in investing activities was $13.8 million in 2011, compared to $19.2 million in 2010. In 2011, cash used in investing activities included $15.0 million used to acquire property, plant and equipment partially offset by proceeds from redemption of short term investment of $1.5 million and $122,000 from the disposal of equipment.

Financing Activities

Net cash provided by financing activities was $17.3 million in 2012 compared to $612,927 in 2011. In 2012, net cash provided by our financing activities included net proceeds of $508,160 from issuance of common shares and government funding of $2.4 million. We also received loan proceeds of $16.8 million and made loan payments of $4.8 million. We paid dividends of $802,151 and received loan payment of $3.2 million from non-controlling interest shareholders in Sinovac Dalian in 2012.

Net cash provided by financing activities was $612,927 in 2011 compared to $58.2 million in 2010. In 2011, net cash provided by our financing activities included net proceeds of $748,800 from issuance of common shares and government funding of $1.6 million. We also received loan proceeds of $11.4 million and made loan payments of $10.7 million. We paid dividends of $5.9 million and received loan payment of $3.4 million from non-controlling interest shareholders in Sinovac Beijing in 2011.

Accounts Receivable

Our total accounts receivable, including other receivables increased by $5.6 million to $23.4 million as of December 31, 2012 from $17.8 million as of December 31, 2011. Our average accounts receivable turnover time in 2012 was 153 days, as compared to 245 days in 2011. The decrease in our average turnover time was mainly due to more effective credit control.

Our maximum exposure to credit risk at the balance sheet date relating to accounts receivables is summarized as follows:

	December 31,
	2011	2012
	(in thousands)
Aging within one year	$16,025	$22,065
Aging greater than one year, net of allowance for doubtful accounts	827	605
Total trade receivable — net	$16,852	$22,670

Borrowings

As of December 31, 2012, we had $3.3 million in short-term borrowings, offset by $91.2 million in cash, resulting in a liquid assets balance of $87.9 million, compared with $99.6 million at the end of 2011. We hold our cash and cash equivalents in interest-bearing dollar and renminbi denominated accounts at registered banks. The following table summarizes our borrowings as of December 31, 2012:

Type	Amount	Interest Rate	Interest Payment	Maturity Date	Purpose
Loan from Beijing Zhongguancun Development Group	RMB6 million ($963,067)	0.36%	yearly	February 24, 2016	EV71 vaccine research

The total loan is RMB 12 million ($1.9 million) of which RMB 6 million was received in 2012 and the second RMB 6 million was received on February 25, 2013. The loan is unsecured and repayable on February 24, 2016. The Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property developed during the loan period. We can repay the loan at any time during the loan period.  The fair value differential (between the face value and the fair value using the effective interest rate method at our borrowing rate of 6.9%) is recorded as a government grant, which was $216,058 in 2012.

Bank loan (Industrial and Commercial Bank of China Limited)	RMB20 million ($3.2 million)	7.8% floating(1)	monthly	December 12, 2013	operation

The loan is guaranteed by an unrelated third party, with a guarantee fee of RMB 400,000 ($64,204) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than RMB 35 million ($5.6 million) is pledged to the guarantee company.

Bank loan (Bank of Beijing)	RMB92,776,700 ($14,891,687)	6.4% floating(2)	quarterly	November 13, 2015	construction of Changping facility

The loan is for construction of the Changping facility and has a maximum credit amount of RMB 200 million ($32.1 million). The loan is repayable in four equal installments on May13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. We also obtained a credit line with a maximum quota for issuing letter of credits of RMB 80 million ($12.8 million) with the same bank. Land and building of Sinovac Beijing with a net book value of $3.45 million (RMB 21.5 million) was pledged as collateral.

Bank loan (China Construction Bank)	RMB 50 million ($8.03 million)	6.15% floating	monthly	December 12, 2015	for the operation and production

The loan is exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10%of the principal amount is repayable on 2013, 10% of the principal amount is repayable in 2014 with the remainder principal repayable in 2015. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, current ratio must not be lower than 1, contingent liability must not be higher than $14.6 million (RMB 91 million), and gearing ratio (contingent liability as a percentage of total stockholder’s equity) must not be higher than 10%.

Bank loan (China Construction Bank)	RMB 90 million ($14.4 million)	6.9% floating(2)	monthly	February 9, 2015	purchase of Changping facility

The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly.  Land and building of the Changping facility of Sinovac Beijing with a net book value of $7.54 million (RMB 46.97 million) was pledged as collateral. The entire principal amount is payable on February 9, 2015.

(1)         Annual interest rate at 10% above Bank of China’s prime rate for loans of six months to one year plus 1.456% of financing fee per year.

(2)         Annual interest rate at the bank’s prime lending rate and adjusted every 12 months.

Our weighted average effective interest rate was 5.56%, 6.71% and 7% for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Capital Expenditures

We made capital expenditures of $24.8 million, $15.0 million and $16.2 million in 2010, 2011 and 2012, respectively. We spent $5.4 million to build up Changping facility and $9.2 million on purchasing equipment. As of December 31, 2012, our commitments of capital expenditures were approximately $443,000 primarily for manufacturing facility expansion and purchase of Changping facility. We will finance such commitments through short-term and long-term borrowings, proceeds from our public offering and cash generated from operations.

C.            Research and Development, Patents and Licenses, Etc.

See discussions under “— ITEM 5A. Research and Development Programs.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.              Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2012 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in thousands)
Contractual obligations	—	—	—	—	—
Long-term debt obligations including amount owing to related party (including interest)	$39,732	$2,251	36,703	$778	$—
R&D expenses, liabilities and commitment	992	992		—	—
Operating lease obligations	9,275	823	1,646	1,646	5,160
Purchase of facilities commitments	443	443	—	—	—
Accounts payable and accrued liabilities	24,778	24,778	—	—	—
Total	$75,220	$29,287	$38,349	$2,424	$5,160

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	48	Chairman, President, Chief Executive Officer
Simon Anderson(1)(2)(3)	52	Independent Director
Yuk Lam Lo(1)(2)(3)	64	Independent Director
Kenneth Lee(2)(3)	44	Independent Director
Meng Mei(1)(2)(3)	58	Independent Director
Nan Wang	46	Vice President, Business Development, Clinical Research
Ming Xia	39	Vice President, Sales and Marketing
Danny Chung	51	Chief Financial Officer

(1)         Member of the audit committee.

(2)         Member of the corporate governance and nominating committee.

(3)         Member of the compensation committee.

Dr. Weidong Yin has served as our chairman, president, chief executive officer and secretary since September 2003. Mr. Yin is also the general manager of Sinovac Biotech and the chairman of Sinovac Hong Kong, Tangshan Yian and Sinovac Dalian. He is the former general manager of Tangshan Yian Bioengineering Co., Ltd., and previously he worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei province. Dr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of Healive. In addition, Dr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as Inactivated Hepatitis A Vaccine R&D, Inactivated SARS Vaccine R&D and New Human Influenza Vaccine (H5N1) R&D. He is also the president of Zhongguancun Listed Companies Association. He obtained his MBA from the National University of Singapore.

Mr. Simon Anderson has served as an independent director of our company since July 2004. Mr. Anderson is a member of our audit, compensation, and corporate governance and nominating committees. Mr. Anderson provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. He was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. Mr. Anderson serves as chief financial officer of companies listed on North American stock exchanges, including IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants. Mr. Anderson also serves as a director of Simba Gold Corp., a gold exploration company.

Mr. Yuk Lam Lo has served as an Independent Director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been appointed a Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. Currently Mr. Lo is serving as a Member of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, a Director of the Chinese Manufacturers’ Association of Hong Kong (CMA) and Chairman of the Innovation and Technology Committee of CMA. Mr. Lo is also the Hononary Founding Chairman of Hong Kong Bio-Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is a member of the Advisory Committee of the Vocational Training Council, an Executive Vice-President of Asian College of Management, Adjunct Professor of the Chinese University of Hong Kong and Honorary Professor of several universities in China. In China, Mr. Lo was a Consultant to the Economic Bureau of Changchun and a Member of the Advisory Committee of the Shenzhen Municipal Science and Technology Bureau. At present, he is a Consultant of the Centre for Disease Control and Prevention of China. In the business sector, Mr. Lo is the Chairman of Lo’s Associates Ltd., vice-Chairman of Santai Eco-Fishery Ltd., vice-Chairman of APlus OTC Health Group Ltd., Senior Advisor of Questmark Capital Management Sdn. Bhd., and Senior Director of Questmark Asia Ltd. Mr. Lo is an Independent Director of South East Group Ltd. (0726.HK) and Shangpharma (NYSE:SHP).

Mr. Kenneth Lee has served as a director on the board of our company from May 2011 to July 2012. In July 2012, he was determined by the Board to be an independent director under NASDAQ Rules and was appointed as a member of Compensation Committee and Corporate Governance and Nominating Committee.  He is a Partner at SAIF Partners, which is one of the largest and most successful growth venture capital funds focused on China.  SAIF Partners IV L.P. is the largest shareholder in Sinovac Biotech Ltd.  Mr. Lee has more than 15 years of experience across private equity investment, corporate finance, and business development in China.  Before becoming a member of the SAIF team in 2007, he had served as the Chief Financial Officer of Topsec Holdings from 2006 to 2007.  From 2004 to 2005, he worked as a Principal at RimAsia Capital Partners.  Prior to RimAsia Capital Partners, Mr. Lee served in various positions at Delta Associates, the exclusive advisor to Asia Equity Infrastructure Fund, CNK Telecommunications Limited, H&Q Asia Pacific, and Salomon Brothers Inc. in New York.  Currently, he is a non-executive director on the boards of Yayi International Inc. (OTC: YYIN), China Hanking Holdings Limited (SEHK: 03788), and China Polymetallic Mining Limited (SEHK: 02133).  Mr. Lee graduated from Amherst College in Massachusetts, USA in 1990 and obtained a Bachelor of Arts degree in Philosophy.

Mr. Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of compensation committee, and member of the audit and corporate governance and nominating committees. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies.  He has been the director of TusPark’s development Center since its inception.  Mr. Mei is also the Chairman of TusPark Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusPark is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur.  Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

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

Mr. Ming Xia has served as Vice President of Sinovac Beijing since 2011 where he oversees sales and marketing departments. Mr. Ming Xia has over 15 years’ experience in vaccine sales and marketing in China. He joined Sinovac in 2002 and has served as Regional Sales Manager, National Sales Manager and Sales Director at Sinovac. Mr. Xia obtained his bachelor degrees in Biochemistry at Anhui University and in International Trade at Shanghai Institute of Foreign Trade. Mr. Xia has made significant contributions to our sales revenue growth in previous years with outstanding leadership and performance results. He kept his top record of generating sales revenue for many years after joining Sinovac. He is a leader with creativity and developed the sales strategy for our existing products. Mr. Ming Xia organized the reform on sales and marketing strategy to meet the change of the market situation.

Mr. Danny Chung has served as Finance Director of Sinovac Beijing and CFO of the Company since November 1, 2011 and May 1, 2012, respectively. Mr. Chung has extensive experience in auditing as well as accounting, financial management, and internal control systems implementation in audit firms and companies in China, Hong Kong and Canada. Mr. Chung graduated with Professional Diploma in Accountancy from the Hong Kong Polytechnic in 1983. In his early years, he was with Ernst & Young Hong Kong and Toronto offices. Before he joined us, among other CFO roles he assumed, notably, he was the Deputy General Manager — Finance of the major business division of the US healthcare company, Bausch & Lomb Inc., in China for almost 13 years.  Mr. Chung is a member of the American Institute of Certified Public Accountants.

B. Compensation

In 2012, the aggregate cash compensation paid to our directors and executive officers was approximately $1.27 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of executive officers is made based on the annual performance of the company in different functions. Each vice president’s bonus is determined based on a comparison of their actual performance in each of the functional areas they supervise objectives set at the beginning of the years. The bonus payoff plan is approved by the board of the company they are serving.

Our board of directors and shareholders have authorized two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock. The following table summarizes, as of March 31, 2013, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2003 Stock Option Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price ($/Share)		Grant Date	Expiration Date
Simon Anderson	50,000	1.60		January 20, 2009	January 19, 2014
Yuk Lam Lo	50,000	1.60		January 20, 2009	January 19, 2014
Ming Xia	26,500	1.60		January 20, 2009	January 19, 2014
Ming Xia	45,000	2.37		December 26, 2011	December 25, 2016
Danny Chung	50,000	2.05		May 1, 2012	April 30,2017
Other individual as a group	1,226,700
Total Outstanding Options	1,448,200	2.02	*

* Weighted Average Exercise Price

At the annual general meeting held on August 22, 2012, our shareholders approved a new 2012 Share Incentive Plan, which has reserved an additional 4,000,000 common shares for awards to be granted pursuant to its terms. As of December 31, 2012, no award was granted under the 2012 Share Incentive Plan.

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

2003 STOCK OPTION PLAN

Our board of directors adopted the 2003 Stock Option Plan, or the 2003 Plan, on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of the 2003 Plan.

•                  Size of plan.  We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2012, options to purchase an aggregate of 1,448,200 of our common shares were issued and outstanding and an aggregate of 3,539,100  common shares have been issued pursuant to options issued under the 2003 Plan.

•                  Administration.  The 2003 Plan is administered by our board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•                  Vesting schedule.  The vesting schedules of options granted will be specified in the applicable option agreements.

•                  Option agreement.  Options granted under the 2003 Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by our board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.

•                  Option term.  The term of options granted under the 2003 Plan may not exceed ten years from the date of grant.

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

•                  Termination of plans.  Unless terminated earlier, the Plan will expire in 2023. Our board of directors has the authority to terminate the 2003 Plan prior to the expiry of the plan provided that such early termination shall not affect the options then outstanding under the plan.

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. The following paragraphs describe the principal terms of the 2012 Plan.

Types of Awards

The types of awards we may grant under the plans include the options to purchase our common shares at a specified price and in a specified period determined by our board. Under the 2012 Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by our board of directors.

Eligibility

We may grant awards to directors, officers, advisors and employees of the Company and our wholly owned subsidiaries and any entity which may thereafter be established.

Plan Administration

Our board of directors will administer the plans. The board will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

Award Agreement

Awards granted under the plans will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. The award agreement should be signed by the employee and a director or an officer of the Company. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

Vesting

The 2012 Plan provides that the administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right unexercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.

Exercise Price and Term of Awards

The exercise price per share of options granted under the 2012 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed ten years. However in the case where our incentive option is granted to an individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of our shares, the price granted shall not be less than 110% of the fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

For common share awards granted under the 2012 Plan, namely (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, and (5) share payments, the consideration shall not be less than the par value of the shares purchased. The terms of the share awards are set by the plan administrator in its sole discretion.

The exercise price of share appreciation right under the 2012 Plan is determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The term of the share appreciation right will not exceed ten years.

The approval of shareholders is required for downward adjustment of the exercise prices of options or share appreciation rights. A downward adjustment of the exercise prices of options or share appreciation rights means (i) lowering the exercise price of outstanding options or share appreciation rights, or (ii) cancelling outstanding options or share appreciation rights in exchange for cash, other awards, or options or share appreciation rights with an exercise price that is less than the exercise price of the original options or share appreciation rights.

Transfer Restrictions

The awards granted under the 2012 Plan may not be sold, pledged, assigned or transferred other than by will or the laws of descent and distribution or, subject to the consent of the plan administrator, as required under the applicable laws.

Amendments or Termination

The 2012 Plan provides that in the event of any changes affecting our common shares or our share price, the plan administrator can make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan will expire and no further awards may be granted after the tenth anniversary of the plan was adopted.

C. Board Practices

Board of Directors

Our Articles of Association prescribes that we should have a minimum of one and a maximum of 15 directors. Currently, our board of directors comprises five board members, four of whom are independent. Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Incorporation and by-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

Compensation Committee

Our compensation committee consists of Messrs. Simon Anderson, Yuk Lam Lo, Kenneth Lee and Meng Mei, and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2012, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Simon Anderson, Yuk Lam Lo, Kenneth Lee and Meng Mei, and is chaired by Mr. Yuk Lam Lo, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The former chairman, Ms. Mok Chup Hung resigned from the board in January 2012. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2012, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

D. Employees

As of December 31, 2010, 2011 and 2012, we had 483, 614 and 652 full-time employees, respectively. Of our workforce as of December 31, 2012, about 89 employees are primarily engaged in research and development and 167 employees are engaged in sales and marketing. We consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2012, by:

•                  each of our directors and executive officers; and

•                  each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 55,091,561 common shares outstanding as of December 31, 2012. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,207,500	11.27%
Simon Anderson	97,400	*
Yuk Lam Lo	50,000	*
Nan Wang	45,000	*
Ming Xia	63,000	*
Institutional Shareholders (as of March 31,2013)
SAIF Partners IV1	10,595,720	19.23%
SJ Strategic Investments LLC[2]	2,800,000	5.08%

*        Less than 1%.

(1)         According to the 13-D Filing made by SAIF Partners on December 29, 2011

(2)         According to the 13-D Filing made by SJ  Strategic Investments on December 27, 2012

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2012, 55,091,561 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares are held by the record shareholders in the United States.

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

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB 1,398,680 ($224,504). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB 452,600 ($72,647) to RMB 1,357,800 ($217,942) per year.

In June 2007, we entered into another operating lease agreement with Sino Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of RMB 2,043,270 ($327,967). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with Sino Bioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of RMB 861,202 ($138,232). The lease commenced on September 30, 2010 and has a term of five years. On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of each of the operating lease agreements were extended to April 7, 2033.

During 2012, 2011 and 2010, we incurred $252,075, $274,812 and $176,032, respectively, to our directors for management consulting services and director fees.

Share Options

See ITEM 6.B. “Directors, Senior Management and Employees — 2003 Stock Option Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations. We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

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

Furthermore, under the PRC Enterprise Income Tax Law promulgated on March 16, 2007, and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2010 to 2012.  The State Administration of Taxation has the authority to re-assess the approval of the preferential dividend withholding tax rate granted by the local tax bureau.

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

	Sales Price
	High	Low
Annual High and Low
2008	5.22	0.75
2009	12.50	1.02
2010	7.78	3.50
2011	4.92	1.91
2012	3.50	1.64
Quarterly High and Low
First quarter 2011	4.92	3.98
Second Quarter 2011	4.55	2.77
Third Quarter 2011	3.33	1.91
Fourth Quarter 2011	2.88	1.92
First quarter 2012	2.36	1.92
Second Quarter 2012	2.45	1.64
Third Quarter 2012	2.83	2.04
Fourth Quarter 2012	3.50	2.28
First Quarter 2013	5.09	3.00
Monthly High and Low
October 2012	3.50	2.54
November 2012	2.97	2.28
December 2012	3.28	2.40
January 2013	3.88	3.00
February 2013	3.45	3.13
March 2013	5.09	3.18
April 2013 (through April 29, 2013)	4.40	3.55

B. Plan of Distribution

Not applicable.

C.Markets

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Antigua and Barbuda law, our by-laws may only be amended with the vote of holders representing a majority of all our shares voting issued and outstanding or the unanimous written resolution of all shareholders. By-laws can be amended by a vote or unanimous written resolution of the directors.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our common shares are. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012.

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

In accordance with the NASDAQ Rules, we will post this annual report on Form 20-F on our website www.sinovac.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. C. Information on the Company — Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and most of our costs and our expenses are denominated in renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of common shares through a private placement and proceeds from our public offering of common shares. Furthermore, the renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of renminbi against the currencies of those countries. We also incur professional, investor relations, director compensation and miscellaneous fees related to our operations as a public company that are denominated in U.S. dollars.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its August 2008 high but never exceeding it. As a consequence, the renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2012 into renminbi at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, such a cash balance would have been RMB6.23 million. Assuming a further 1% appreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.20 million as of December 31, 2012.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 5.56% 6.71% and 7% for the years ended December 31, 2010, 2011 and 2012. A hypothetical increase in interest rates of 1% would increase our annual interest and financing expenses by $345,098  based on our outstanding indebtedness as of December 31, 2012.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E.            Use of Proceeds

On February 2, 2010, we completed a follow-on public offering of our common shares. In this follow-on offering, we issued and sold an aggregate of 11,500,000 common shares at $5.75 per share. The common shares offered and sold were registered pursuant to the registration statement on Form F-3 (File Number: 333-163165) effective on November 30, 2010 and the registration statement on Form F-3 (File Number: 333-164559) effective on January 27, 2010. UBS Securities LLC and Piper Jaffray & Co. were the representatives of the underwriters of the offering. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have spent approximately $16.4 million in acquisition of Sinovac Dalian and invested $5.0 million in research and development.

We intend to use the remaining net proceeds we received from this offering for the following purposes:

•                  up to $13.6 million to fund the expansion of production facilities for our pipeline products;

•                  up to $10 million to fund the research and development of our product candidates; and

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our system of disclosure controls and procedures was not effective as of December 31, 2012 because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria established within the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified the material weakness and is described below:

We did not maintain effective control over our financial statement close process with respect to ineffective review of the closing adjustments and supporting working papers and documents. Some supporting documents related to accounting records were not effectively reviewed and checked that resulted in inaccurate accounting and significant adjustments to the accounting records. In addition, the calculations of some closing adjustments, had not been effectively reviewed and checked by relevant management. Therefore, the internal control procedures relevant to financial reporting process were not properly followed and a material weakness in the operation of controls was identified which would result in a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. As a result of this material weakness, material audit adjustments were recorded in the consolidated financial statements.

Based on this assessment, our management has concluded that, as of December 31, 2012, we did not maintain effective internal control over financial reporting.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit our annual report on Form 20-F (file no. 001-32371) filed with the SEC on July 14, 2006, and posted the code on our website at www.sinovac.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP, our principal external auditors, for 2011 and 2012. We did not pay any other fees to our auditors during the periods indicated below.

	2011	2012
Audit fees(1)	$524,000	$880,000
Audit-related fees(2)	—	—
Tax consulting service fees(3)	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

4.15*	2012 Share Incentive Plan adopted on August 22, 2012

4.16*	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004

4.17*	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007

4.18*	Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004

4.19*

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010

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

4.15*	2012 Share Incentive Plan adopted on August 22, 2012

4.16*	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004

4.17*	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007

4.18*	Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004

4.19*

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010

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

Date: April 30, 2012

SINOVAC BIOTECH LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an adverse opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 29, 2013	Chartered Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on Sinovac Biotech Ltd.’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management’s assessment.  Management has identified a material weakness in controls related to the company’s financial statement close process.  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2012 and 2011, and the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012.  This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2012 financial statements and this report does not affect our report dated April 29, 2013, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Sinovac Biotech Ltd. has not maintained effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

Vancouver, Canada	/s/ Ernst & Young LLP
April 29, 2013	Chartered Accountants

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Balance Sheets

December 31, 2012 and 2011

(Expressed in U.S. Dollars)

	December 31, 2012	December 31, 2011
ASSETS

Current assets
Cash and cash equivalents	$91,240,956	$104,286,695
Accounts receivable — net (notes 3 and 8)	23,440,135	17,834,407
Inventories (note 4)	10,529,476	8,113,428
Prepaid expenses and deposits (note 11(b))	1,072,078	1,804,555

Total current assets	126,282,645	132,039,085

Property, plant and equipment (notes 6 and 8)	80,083,383	75,627,881
Long-term inventories (note 5)	28,692	5,248,237
Long-term prepaid expenses (note 11 (b))	289,766	408,656
Prepayments for acquisition of equipment	483,278	828,902
Deferred tax assets (note 9)	445,589	419,114
Licenses (note 7)	1,149,914	1,336,254
Total assets	$208,763,267	$215,908,129

LIABILITIES AND EQUITY

Current liabilities
Loans payable (note 8)	$3,328,590	$4,713,498
Accounts payable and accrued liabilities(notes 6,12 and 16)	24,777,808	29,522,495
Income tax payable (note 9)	238,775	3,351,127
Deferred revenue (note 18)	1,378,425	429,416
Dividends payable	—	795,106
Deferred government grants (note 17)	431,097	719,081
Total current liabilities	30,154,695	39,530,723

Deferred government grants (note 17)	4,068,602	3,388,913
Loans payable (note 8)	31,181,235	17,321,327
Due to related party (note 11(a))	3,230,125	—
Deferred revenue (note 18)	10,693,247	10,369,695
Total long term liabilities	49,173,209	31,079,935

Total liabilities	79,327,904	70,610,658

Commitments and contingencies (notes 13 and 21)

EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 14)	55,092	54,774
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 55,091,561 (2011 — 54,773,961)
Additional paid-in capital	106,245,934	105,383,346
Accumulated other comprehensive income	11,770,927	9,978,325
Statutory surplus reserves (note 16)	11,808,271	11,808,271
Retained earnings (accumulated deficit)	(12,156,414)	2,696,227
Total stockholders’ equity	117,723,810	129,920,943

Non-controlling interests (note 10)	11,711,553	15,376,528

Total equity	129,435,363	145,297,471

Total liabilities and equity	$208,763,267	$215,908,129

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Weidong Yin	/s/ Simon Anderson
Director	Director

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Loss and Comprehensive Income (Loss)

Years ended December 31, 2012, 2011 and 2010

(Expressed in U.S. Dollars)

	2012	2011	2010
Sales (note 20)	$49,216,311	$56,841,892	$33,401,426

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses of $250,623 (2011 - $290,526; 2010 - $546,623) (notes 6 and 7)	(19,099,927)	(21,127,410)	(16,718,727)

Gross profit	30,116,384	35,714,482	16,682,699

Selling, general and administrative expenses (note 11)	31,685,185	22,372,095	18,885,270

Provision (recovery) of doubtful accounts	(874,220)	(166,865)	1,921,493

Research and development expenses - net of $ 125,222 (2011- $686,258;2010 - $43,278) in government research grants	17,043,565	9,006,550	8,507,796

Depreciation of property, plant and equipment and amortization of licenses	1,594,976	1,436,944	1,411,053

Loss of disposal and impairment of property, plant and equipment (note 6)	2,190,504	454,973	1,237,685

Government grants recognised in income	(372,853)	(763,677)	(1,924,134)

Total operating expenses	51,267,157	32,340,020	30,039,163
Operating income (loss)	(21,150,773)	3,374,462	(13,356,464)

Interest and financing expenses – net of $1,458,280 (2011 - $595,883; 2010 - $147,520) in government grants	(774,376)	(384,560)	(1,178,072)

Interest income	2,369,771	1,397,141	1,132,907

Other income (expenses)	(77,197)	279,866	95,744

Income (loss) before income taxes and non-controlling interests	(19,632,575)	4,666,909	(13,305,885)

Income tax recovery (expenses) (note 9)	883,897	(5,066,603)	703,882

Consolidated net loss	(18,748,678)	(399,694)	(12,602,003)

Less: (income) loss attributable to non-controlling interests	3,896,037	(445,002)	4,094,659

Net loss attributable to stockholders	$(14,852,641)	$(844,696)	$(8,507,344)
Net loss	$(18,748,678)	$(399,694)	$(12,602,003)
Other comprehensive income
Foreign currency translation adjustment	2,023,664	3,639,992	3,547,617
Total comprehensive income (loss)	(16,725,014)	3,240,298	(9,054,386)
Less: comprehensive (income) loss attributable to non-controlling interests	3,664,975	(973,562)	3,205,680
Comprehensive income (loss) attributable to stockholders	$(13,060,039)	$2,266,736	$(5,848,706)

Loss per share (note 19) – basic and diluted	$(0.27)	(0.02)	$(0.16)

Weighted average number of shares of common stock outstanding
– Basic and Diluted	54,926,440	54,608,919	53,064,968

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

				Accumulated
				other
				comprehensive
				Income (foreign		Retained
			Additional	translation	Statutory	Earnings	Total	Non-
	Common stock		paid-in	currency on	surplus	(accumlauted	Stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficits)	equity	interests	equity
Balance, December 31, 2009	42,585,261	$42,585	$42,533,876	$4,225,196	$9,863,251	$13,993,287	$70,658,195	$13,808,247	$84,466,442
Stock-based compensation	—	—	459,901	—	—	—	459,901	—	459,901
Exercise of stock options (note 15)	220,700	221	409,734	—	—	—	409,955	—	409,955
Issuance of new common stock (note 15)	11,500,000	11,500	66,113,500	—	—	—	66,125,000	—	66,125,000
Share issuance cost	—	—	(4,279,694)	—	—	—	(4,279,694)	—	(4,279,694)
Non-controlling interest of Sinovac Dalian	—	—	—	—	—	—	—	20,477,416	20,477,416
Purchase additional 25% interest in Sinovac Dalian	—	—	—	—	—	—	—	(7,562,237)	(7,562,237)
Equity adjustment on acquisition of additional 25% in Sinovac Dalian	—	—	(1,112,527)	—	—	—	(1,112,527)	1,112,527	—
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	27,392	—	—	—	27,392	861,587	888,979
- Other comprehensive income attributable to stockholders	—	—	—	2,658,638	—	—	2,658,638	—	2,658,638
Net loss for the year
- Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(4,094,659)	(4,094,659)
- Net loss attributable to stockholders	—	—	—	—	—	(8,507,344)	(8,507,344)	—	(8,507,344)
Transfer to statutory surplus reserves	—	—	—	—	1,609,859	(1,609,859)	—	—	—
Dividend distributed to non-controlling interest of Sinovac Beijing	—	—	—	—	—	—	—	(3,285,902)	(3,285,902)
Balance, December 31, 2010	54,305,961	$54,306	$104,152,182	$6,883,834	$11,473,110	$3,876,084	$126,439,516	$21,316,979	$147,756,495

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	Earnings	Total	Non-
	Common stock		paid-in	translation	Surplus	(accumlauted	stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficits)	equity	interests	equity
Balance, December 31, 2010	54,305,961	$54,306	$104,152,182	$6,883,834	$11,473,110	$3,876,084	$126,439,516	$21,316,979	$147,756,495
Stock-based compensation	—	—	206,301	—	—	—	206,301	—	206,301
Exercise of stock options (note 15)	468,000	468	748,332	—	—	—	748,800	—	748,800
Subscriptions received (note 15)	—	—	3,360	—	—	—	3,360	—	3,360
Equity adjustment on acquisition of an additional 1.53% in Sinovac Beijing	—	—	273,171	(16,941)	—	—	256,230	(256,230)	—
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—		—	—	—		528,560	528,560
- Other comprehensive income attributable to stockholders	—	—	—	3,111,432	—	—	3,111,432	—	3,111,432
Net income for the year
-Net income attributable to non-controlling interest								445,002	445,002
- Net loss attributable to stockholders	—	—	—	—	—	(844,696)	(844,696)	—	(844,696)
Transfer to statutory surplus reserves	—	—	—	—	335,161	(335,161)	—	—	—
Dividend distributed to non-controlling interest	—	—	—	—	—	—	—	(6,657,783)	(6,657,783)
Balance, December 31, 2011	54,773,961	$54,774	$105,383,346	$9,978,325	$11,808,271	$2,696,227	$129,920,943	$15,376,528	$145,297,471

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	earnings	Total	Non-
	Common stock		paid-in	translation	Surplus	(accumulated	stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit)	equity	interests	equity
Balance, December 31, 2011	54,773,961	$54,774	$105,383,346	$9,978,325	$11,808,271	$2,696,227	$129,920,943	$15,376,528	$145,297,471
Stock-based compensation	—	—	347,226	—	—	—	347,226	—	347,226
Exercise of stock options (note 15)	317,600	318	507,842	—	—	—	508,160	—	508,160
Subscriptions received (note 14)	—	—	7,520	—	—	—	7,520	—	7,520
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	231,062	231,062
- Other comprehensive income attributable to stockholders	—	—	—	1,792,602	—	—	1,792,602	—	1,792,602
Net loss for the year
-Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(3,896,037)	(3,896,037)
- Net loss attributable to stockholders	—	—	—	—	—	(14,852,641)	(14,852,641)	—	(14,852,641)
Balance, December 31, 2012	55,091,561	$55,092	$106,245,934	$11,770,927	$11,808,271	$(12,156,414)	$117,723,810	$11,711,553	$129,435,363

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statement of Cash Flows

December 31, 2012 and 2011

(Expressed in U.S. Dollars)

	2012	2011	2010

Cash flows from (used in) operating activities
Net loss	$(18,748,678)	$(399,694)	$(12,602,003)
Adjustments to reconcile net loss to net cash provided by operating activities:
- deferred income taxes	(17,204)	2,845,195	(1,708,489)
- stock-based compensation	347,226	206,301	459,901
- inventory provision	3,479,453	4,034,169	6,805,541
- provision for (recovery of) doubtful accounts	(874,220)	(166,865)	1,921,493
- Impairment of equipment and loss on disposal	2,190,504	454,973	1,237,685
- research and development expenditures qualified for government grant	(125,222)	(686,258)	(43,278)
- depreciation of property, plant and equipment and amortization of licenses and permits	4,487,411	4,825,613	4,232,103
- deferred government grant recognized in income	(358,230)	(432,543)	(416,019)
- accretion expenses	234,957	377,410	117,064
Changes in:
- accounts receivable	(4,285,669)	5,474,602	1,003,642
- inventories	(425,853)	(1,915,078)	(8,597,440)
- income tax payable	(3,129,693)	1,339,812	(5,524,628)
- prepaid expenses and deposits	913,084	(530,715)	(903,696)
- deferred revenue	1,026,283	(2,695,943)	426,040
- accounts payable and accrued liabilities	(967,672)	1,204,647	(686,461)

Net cash provided by (used in) operating activities	(16,253,523)	13,935,626	(14,278,545)

Cash flows from financing activities
- Loan proceeds	16,787,057	11,391,836	19,989,083
- Loan repayments	(4,755,262)	(10,658,840)	(17,850,030)
- Proceeds from issuance of common stock, net of share issuance costs	508,160	748,800	62,255,261
- Proceeds from shares subscribed	7,520	3,360	—
- Dividends paid to non-controlling shareholder of Sinovac Beijing	(802,151)	(5,862,676)	(3,285,902)
- Government grants received	2,394,766	1,592,925	372,012
- Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	—	3,397,522	(3,286,695)
- Loan from non-controlling shareholder of Sinovac Dalian	3,189,830	—	—

Net cash provided by financing activities	17,329,920	612,927	58,193,729

Cash flows used in investing activities
- Restricted cash	—	—	64,400
- Proceeds from disposal of equipment	5,375	122,089	231,606
- Proceeds from redemption of short-term investments	—	1,544,759	7,314,187
- Purchase of short-term investments	—	—	(1,475,209)
- Prepayments for acquisition of equipment	—	(467,183)	(562,043)
- Acquisition of property, plant and equipment	(16,156,610)	(14,989,876)	(24,817,168)

Net cash used in investing activities	(16,151,235)	(13,790,211)	(19,244,227)

Exchange gain on cash and cash equivalents	2,029,099	1,942,863	1,961,321

Increase (decrease) in cash and cash equivalents	(13,045,739)	2,701,205	26,632,278

Cash and cash equivalents, beginning of year	104,286,695	101,585,490	74,953,212

Cash and cash equivalents, end of year	$91,240,956	$104,286,695	$101,585,490

Supplemental disclosure of cash flow information:
Cash paid for interest	$749,500	$455,851	$1,017,502
Cash paid for income taxes	$2,264,593	$881,596	$5,986,249

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$3,788,004	$9,124,751	$3,958,740

The accompanying notes are an integral part of these financial statements

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

1.                                      Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). They include the accounts of Sinovac Biotech Ltd., which is incorporated under the laws of Antigua and Barbuda, and its wholly owned or controlled subsidiaries (collectively, the “Company”). All significant intercompany transactions have been eliminated. Details of the Company’s subsidiaries are as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2012	Percentage of ownership as of December 31, 2011	Principal activity
Sinovac Biotech (Hong Kong) Ltd (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 10)	April 2001	PRC	73.09%	73.09%	Research and development, production and sales of vaccine products
Tangshan Yian Biological Engineering Co., Ltd (“Tangshan Yian”)	February 1993	PRC	100%	100%	Research and development, production and sales of vaccine products
Sinovac Biological Technology Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (note 10)	January 2010	PRC	55%	55%	Research and development, production and sales of vaccine products

Ownership in the subsidiaries located in the People’s Republic of China (“PRC” or “China”), as well as licenses, involve certain inherent risks due to the complexity of the governmental rules in China.  Such ownership could be challenged by PRC government authorities.  Each of these matters is subject to uncertainty, and it is possible that some of these matters may result in unfavorable outcome for the Company.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies

(a)                                 Use of Estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns, allowance for doubtful accounts, inventory provisions, useful lives of amortizable intangible assets, impairment of long-lived assets, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

(b)                                 Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. Cash equivalents as of December 31, 2012 and 2011 are short-term deposits and investments with banks with original maturities of three months or less.

(c)                                  Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business and actively pursues past due accounts. The Company estimates an allowance for doubtful accounts based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay.

(d)                                 Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods and work in progress. The cost of work in progress and finished goods is generally determined on weighted-average cost basis and includes direct material, direct labor and overhead. Net realizable value represents the anticipated selling price, net of distribution cost, less cost for finished goods or estimated costs to completion for working in progress.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(e)                                 Property, Plant and Equipment

Property, plant and equipment are recorded at cost.  Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in net loss.

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and building	10 -24 years
Land-use rights	Term of leases, ranging from 28 to 49 years
Machinery and equipment	8 to 10 years
Motor vehicles	4 to 5 years
Office equipment and furniture	3 to 5 years
Leasehold improvement	Lesser of useful lives and term of lease

(f)                                   Licenses

The Company capitalizes the patent payment and the purchase cost of vaccines if the vaccine has received a new drug certificate from the State Food and Drug Administration (“SFDA”) of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses, in relation to the production and sales of pharmaceutical products, are amortized on a straight-line basis over their respective useful lives. The useful lives of inactivated hepatitis A and recombinant hepatitis A&B licenses are estimated to be 10 years. Before August, 2012, the useful life for H5N1 licenses was estimated 20 years. Effective August 15, 2012, the remaining useful life was revised to 3 years expiring on December 29, 2015 as a result of amendment to the agreement with the licensor (note 21). Useful lives of licenses and permits are subject to the uncertainties described in note 1.

(g)                                  Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset.  If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value, based on discounted net future cash flows or other appropriate methods. The impairment adjustment to the carrying value of the long-lived assets for the year ended December 31, 2012 was $2,175,532 (2011 - Nil, 2010 - Nil).

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

2.                                      Significant Accounting Policies (continued)

(h)                                 Income Taxes

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

(i)                                     Value-added Taxes

Value-added taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. Value-added taxes collected from customers are excluded from revenue.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

(j)                                    Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes title of the products.  The Company provides certain customers with a right of return. The product return provision for seasonal influenza vaccine is estimated based on actual sales returns and expected sales returns to the end of the flu season because the returned products are generally accepted before the end of the flu season. As of December 31, 2012, reserves for seasonal influenza vaccine returns are approximately $1.3 million (December 31, 2011-$1 million). The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels, external data with respect to inventory levels as well as the remaining shelf lives of the products in the distribution channel. As of December 31, 2012, reserves for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine returns are $1.7 million (December 31, 2011-$1.7 million). Percentage of sales return provision for the year of private pay market sales on inactivated hepatitis A and combined inactivated hepatitis A&B represents 5.4% and 8.3% in 2012 and 2011, respectively. For H1N1 and H5N1 vaccines, customers do not have a right of return.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs, the Company generally obtains purchase authorizations from the government for a specified amount of products at a specified price. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

(k)                                 Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handlings are part of selling expenses in the consolidated statements of loss and comprehensive income (loss). In 2012, $1,118,443 (2011 - $1,197,272; 2010 - $1,051,791) related to shipping and handling costs were included in selling expenses.

(l)                                     Advertising Expenses

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $29,324 for the year ended December 31, 2012 (2011 - $11,973; 2010 - $39,615).

(m)                             Research and Development

Research and development costs are expensed as incurred and are listed as a separate line item on the Company’s consolidated statements of loss and comprehensive income(loss).

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

(n)                                 Government Grants

Government grants received from the PRC government by the operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for research and development are recognized as a reduction to research and development expenses when the expenses are incurred in the same period when the conditions attached to the grants are met, or recognized as other income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the depreciation and amortization expenses in the same manner as the production facilities are amortized. Interest subsidies are recorded as a reduction to interest expenses in the consolidated statements of loss and comprehensive income (loss), or recorded as reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. Other incentives received from local government to encourage expansion of local businesses are recognized as other income.

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

(p)                                 Stock-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options, is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards.  The value of the portion of the award that is ultimately expected to vest is recognized on a straight-line basis as expense over the requisite service period in the consolidated statements of loss.

(q)             Comprehensive Income (loss)

The Company’s comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

(r)                Loss Per Share

Loss per share is calculated in accordance with FASB guidance codified in ASC 260, Earnings per Share. Basic loss per share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents of options. The basic and diluted loss per share is the same because the exercise of options would have an anti-dilutive effect.

(s)               Operating leases

Leases are classified as finance and operating depending on the terms and conditions of the lease agreement. Payments under operating lease are expensed in the period in which they are incurred.

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

As of December 31, 2012 and 2011, the Company did not have any Level 3 financial assets. As of December 31, 2012 and 2011, the Company did not have financial liabilities measured at fair value on a recurring basis.

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, accounts receivable, short-term loans payable, and accounts payable and accrued liabilities approximate their fair value because of their short term nature.  The fair values of long-term loans payable and due to related party are based on the estimated discounted value of future contractual cash flows which approximates their fair value.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese RMB. In 2012, foreign exchange loss of $207,482 (2011 – loss of $294,653; 2010 – loss of $209,958) is included in selling, general and administrative expenses. As at December 31, 2012, cash and cash equivalents of $ 70,173,071 (RMB 437,185,251) (December 31, 2011 – $80,191,109 (RMB 510,392,021); December 31, 2010 – $46,420,594 (RMB 306,923,681)) are denominated in RMB and are held in PRC and Hong Kong.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good quality credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are various government agencies in China. No single customer accounted for more than 10% of total sales for the years ended December 31, 2012, 2011 and 2010 except for government stockpile purchases. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk.  Other than a long-term loan with carrying value of $778,226 and loan from non-controlling shareholder of $3,230,125 with fixed interest rates as at December 31, 2012, other interest-bearing loans are stated at variable rate based on the People’s Bank of China. (note 8).

(u)                   Recently Adopted Accounting Standards

Effective January 1, 2012, the Company adopted ASU 2011-04, which amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge US GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective for fiscal year beginning on or after December 15, 2011.  As at December 31, 2012 and 2011, the Company did not have financing assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial Statement on a recurring basis. As at December 31, 2012, the Company’s property, plant and equipment at Tangshan Yian are measured at fair value on a nonrecurring basis. The Company determined the fair value of Tangshan Yian’s land use right, plant and building using the market approach by obtaining quoted prices for similar assets in the principal resale market. The Company determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considers the condition of the assets which include the physical deterioration and economic obsolescence. It was determined the fair value of Tangshan Yian’s property, plant and equipment was $2.9 million compared to the carrying value of $4.4 million (2011- $4.9 Million)

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

		Fair Value Measurement Using
		Quoted Prices in	Significant	Significant
	Year	Active Markets for	Other Observable	unobservable
	Ended	Identical Assets	Inputs	Inputs	Total
Description	31/12/2012	(Level 1)	(Level 2)	(Level 3)	Losses
Land use right		$1,226,376			—
Plant and Building		1,356,894			827,459
Machinery and equipment			340,048		693,019

Effective January 1, 2012, the Company adopted ASU 2011-05, which amends the presentation guidance in ASC 220, Comprehensive Income, and results in more converged guidance on how comprehensive income is presented under US GAAP and IFRS, although some differences remain. The new US GAAP guidance requires entities to present net income and other comprehensive income in either a single continuous statement or separate consecutive statements. Companies are no longer allowed to present other comprehensive income (“OCI”) in the statement of stockholders’ equity. Earnings or loss per share is still based on net income or loss.  Although existing guidance related to items that must be presented in OCI has not changed, companies are required to display reclassification adjustments for each component of OCI in both net income and OCI. Also companies need to present the components of other comprehensive income in interim and annual financial statements. The amendments are effective for fiscal year beginning on or after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, which defers ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and OCI on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The ASU also defers the requirement to report reclassification adjustments in interim periods. The adoption of this guidance does not have a material effect on the Company’s consolidated financial statements.

(v)                       Recently Issued Accounting Guidance, Not Adopted as of December 31, 2012

In December 2011, the FASB issued ASU 2011-11, which amends the disclosure guidance in ASC 210, Balance Sheet. New disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under US GAAP and IFRS related to the offsetting of financial instruments. The existing US GAAP guidance allowing balance sheet offsetting, including industry-specific guidance, remains unchanged. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The amendments should be applied retrospectively for all prior periods presented. The Company does not believe the adoption of this standard to have a material effect on the Company’s consolidated financial statements for prior years.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

(w)                    Comparative Figures

$1,111,485 of short term deferred government grant as at December 31, 2011 has been reclassified to long term deferred government grant in order to conform to the presentation adopted in the current year.

3.                                                        Accounts Receivable - net

	December 31,	December 31,
	2012	2011
Trade receivables (note 8)	$25,605,726	$20,779,992
Allowance for doubtful accounts	(2,935,659)	(3,927,914)
	22,670,067	16,852,078
Other receivables	770,068	982,329
Total accounts receivable	$23,440,135	$17,834,407

Accounts receivable with a carrying value of $5.6 million (RMB 35 million) were pledged as collateral for a bank loan (note 8).

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company records its allowance for doubtful accounts based upon its assessment of various factors. As of December 31, 2012, the Company provided 100% allowance for accounts receivable aged more than two years, approximately 48.5% (2011: 55%) allowance for accounts receivable aged between one year and two years, and approximately 4% (2011: 6%) allowance for accounts receivable aged less than one year.

The Company’s maximum exposure to credit risk at the balance sheet date relating to trade receivables is summarized as follows:

	December 31,	December 31,
	2012	2011
Aging within one year, net of allowance for doubtful accounts	$22,065,143	$16,025,464

Aging greater than one year, net of allowance for doubtful accounts	604,924	826,614
Total trade receivables	$22,670,067	$16,852,078

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

4.                                                        Inventories

	December 31,	December 31,
	2012	2011
Raw materials	$1,299,019	$3,230,727
Work in progress	971,404	446,468
Finished goods	8,259,053	4,436,233
Inventories	$10,529,476	$8,113,428

For the year ended December 31, 2012, the Company charged idle capacity of $3,140,091 (2011- $1,205,179, 2010 - $297,623) to cost of sales.

In 2012, 2011, 2010, the cost of sales includes inventory provision of $3,479,453, $4,034,169 and $6,805,541, respectively.

5.                                                        Long-term Inventories

	December 31	December 31,
	2012	2011

Finished goods	$28,692	$5,248,237

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year. These vaccines are for government stockpiling purposes. The amount of H1N1 vaccines with expired shelf lives was $1,098,997 as at December 31, 2012. Since government inspection has not been completed, a full provision of $1,098,997 (2011 - $nil) was recognized as cost of sales in the current year.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

6.                                                        Property, Plant and Equipment

	As of December 31
	2012	2011
Cost
Construction in progress	1,645,894	22,341,627
Plant and buildings	35,057,219	23,902,926
Land use rights	11,891,188	11,639,714
Machinery and equipments	40,482,556	26,178,326
Motor vehicles	1,830,936	1,842,370
Equipment and furniture	2,480,167	2,083,117
Leasehold improvements	9,916,857	3,658,617
Total Cost	$103,304,817	$91,646,697

less: Accumulated depreciation
Construction in progress	—	—
Plant and buildings	4,603,308	3,373,144
Land use rights	979,406	679,504
Machinery and equipments	11,921,501	8,739,877
Motor vehicles	1,422,533	1,105,785
Equipment and furniture	1,252,944	901,314
Leasehold improvements	866,210	1,219,192
Total Accumulated depreciation	$21,045,902	$16,018,816

less: Impairment
Plant and buildings	827,459	—
Machinery and equipments	1,124,223	—
Leasehold improvements	223,850	—
Total impairment	$2,175,532	—

Property, Plant and Equipment net	$80,083,383	$75,627,881

The land use right and building of the Changping facilities of Sinovac Beijing with a net book value of $7.54 million (RMB 46.97 million) was pledged as collateral (note 8) for a bank loan from China Construction Bank.

The land use right and building of Sinovac Beijing with a net book value of $3.45 million (RMB 21.5 million) was pledged as collateral (note 8) for a bank loan from Bank of Beijing.

The land use right and building of Sinovac Dalian with a net book value of $14 million (RMB 87.38 million) was pledged as collateral (note 22) for a bank loan from Bank of China. The loan was partially drawn down in March 2013.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

Depreciation expense in 2012, 2011, and 2010 was $4,259,547, $4,557,268 and $3,685,480, respectively.

As at December 31, 2012, accounts payable and accrued liabilities included $3,788,004 (December 31, 2011 - $9,124,751) for purchasing plant, property and equipment.

Loss on disposal of equipment in 2012, 2011 and 2010 were $14,972, $454,973 and $1,237,685, respectively.

In 2012, Sinovac Beijing decided to move the packaging line from Shangdi site to Changping site for business reasons. The equipment not being relocated to Changping site as well as the leasehold improvement for the packaging line production area at Shangdi site are impaired. The Company recorded an impairment charge of $651,125 (RMB 4,107,815) for the year ended December 31, 2012.

Tangshan Yian incurred $3.2 million (RMB 20.3 million) net loss (before impairment charge) in 2012 and production at Tangshan Yian has been suspended. The Company performed a recoverability test of Tangshan Yian’s property, plant and equipment by comparing the forecasted undiscounted cash flow to be generated from continuous use of the property, plant and equipment to their carrying value. As the discounted cash flow over the remaining useful life of the assets is negative, the Company measured the impairment amount by estimating the fair value of the property, plant and equipment.  The Company determined the fair value of Tangshan Yian’s land use right and plant and building using the market approach by obtaining quoted prices for similar assets in the principal resale market. The Company determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considers the condition of the assets which include the physical deterioration and economic obsolescence. It was determined the fair value of Tangshan Yian’s property, plant and equipment was $2.9 million compared to the carrying value of $4.4 million (2011- $4.9 million) as at December 31, 2012. The impairment of $1.5 million (2011- $nil) is allocated on a pro-rata basis to the land use right, plant and building, and machinery and equipment based on their relative carrying value. As the fair value of the land use right exceeds its carrying value, the impairment amount of $1,520,478 (2011- $nil) is allocated to plant and building and machinery and equipment.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

7.                                      Licenses

	December 31, 2012
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	3,391,061	3,391,061	—
Combined inactivated hepatitis A&B	487,626	389,281	98,345
H5N1 licenses (note 21)	1,475,886	424,317	1,051,569
Total	$5,354,573	$4,204,659	$1,149,914

	December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	3,319,347	3,319,347	—
Combined inactivated hepatitis A&B	477,313	332,916	144,397
H5N1 licenses (note 21)	1,444,675	252,818	1,191,857
Total	$5,241,335	$3,905,081	$1,336,254

(a)                                 On August 15, 2011, the Company entered into a Non-Exclusive license agreement with Medimmune, LLC (“Medimmune”) to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. The Company amortized the patent fee on a straight-line method basis over the estimated useful life of 20 years. On August 15, 2012, the Company entered into amendment agreements with Medimmune which amended the term of the license agreement such that the estimated useful life of the patent was revised to end on December 29, 2015 (note 21), which is the termination date of the agreement.

(b)                                 Effective August 15, 2012, the Company accelerated the amortization of the carrying value of the license over the remaining useful life to December 29, 2015. This change in accounting estimate increased net loss and loss per share by $ 91,092 (RMB 574,683) and $nil, respectively, for the year ended December 31, 2012.

(c)                                 Amortization expense for the licenses was $227,864, $268,345 and $546,623 for 2012, 2011 and 2010, respectively.

(d)                                Estimated amortization expense for the remaining useful lives for the years ending December 31 are:

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

2013	$399,695
2014	399,695
2015	350,524
Total	$1,149,914

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and permits, and other events.

(c)                                  See note 1 regarding risks and uncertainties associated with licenses and permits.

8.                                      Loans Payable

	December 31,	December 31,
	2012	2011

Bank loan (China Merchants Bank): RMB 10 million, bearing interest at 20% above the prime rate of a one-year term loan published by the People’s Bank of China. Interest was payable quarterly. The loan agreement was under a general credit facility agreement with the same bank with a limit of RMB 30 million for the period from December 22, 2011 to December 21, 2012. The Company repaid the loan on December 21, 2012.	$—	$1,571,166

Bank loan (Industrial and Commercial Bank of China Limited): RMB 20 million (December 31, 2011- RMB 20 million), bearing interest at 10% above Bank of China’s prime rate of a one year term loan plus 1.456% of financing fee per year, at 8.672% per year before it was repaid on December 10, 2012. RMB 20 million, was drawn down on December 13, 2012 under a new loan agreement with same interest rate (currently at 7.8%) calculation basis with financing fee of 1.2% per year. Interest is payable monthly and the loan is repayable on December 12, 2013. The loan is guaranteed by an unrelated third party, with a guarantee fee of $64,204 (RMB 400,000) (2011, $63,000) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than $5.6 million (RMB 35 million) is pledged as collateral.

	3,210,221	3,142,332

Bank loan (China Construction Bank): The total amount of the loan facility is $8.03 million (RMB 50 million) for a 3-year period from December 13, 2012 to December 12, 2015. The amount drawn is RMB 7.4 million as at December 31, 2012. The interest is set at the bank’s prime lending rate at 6.15% per year. The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10%of the principal amount is repayable in 2013, 10% of the principal amount is repayable in 2014 with the remainder principal repayable in 2015. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, current ratio must not be lower than 1, contingent liability must not be higher than $14.6 million (RMB — 91 million) and gearing ratio (contingent liability as a percentage of total stockholder’s equity) must not be higher than 10%.

	118,369	––

Loans payable — current-term	$3,328,590	$4,713,498

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

8.                     Loans Payable (Continued)

	December 31, 2012	December31, 2011

Bank loan (China Construction Bank): RMB 90 million (December 31, 2011- RMB 76.5 million), bearing interest at the bank’s prime lending rate and adjusted every 12 months, at 6.9% per year (2011 — 6.9%). The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly. Land and building of the Changping facility of Sinovac Beijing with a net book value of $7.54 million (RMB 46.97 million) was pledged as collateral. The entire principal amount is payable on February 9, 2015.	$14,445,996	$12,019,420

Bank loan (China Construction Bank): The total amount of the loan facility is $8.03 million (RMB 50 million) for a 3-year period from December 13, 2012 to December 12, 2015. The amount drawn is RMB 7.4 million as at December 31, 2012. The interest is set at the bank’s prime lending rate at 6.15% per year. The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10%of the principal amount is repayable in 2013, 10% of the principal amount is repayable in 2014 with the remainder principal repayable in 2015. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, current ratio must not be lower than 1, contingent liability must not be higher than $14.6 million (RMB — 91 million) and gearing ratio (contingent liability as a percentage of total stockholder’s equity) must not be higher than 10%.

	1,065,326	––

Bank loan (Bank of Beijing): RMB 92,776,700 (December 31, 2011- RMB 33,745,050) bearing interest at the bank’s prime lending rate and adjusted every 12 months, currently at 6.4% per year (2011 — 6.9%). Interest is payable quarterly. The loan is for construction of the Changping facility and has a maximum credit facility amount of RMB 200 million. The loan is repayable in four equal installments on May 13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. The Company also obtained a credit line with a maximum quota for issuing letter of credits of RMB 80 million with the same bank. Land and building of Sinovac Beijing with a net book value of $3.45 million (RMB 21.5 million) was pledged as collateral.

	14,891,687	5,301,907

Loan (Beijing Zhongguancun Development Group): $963,067 (RMB 6 million) bearing interest currently at 0.36% per year to fund EV71 vaccine research project of Sinovac Beijing. The total loan is $1.9 million (RMB 12 million) of which RMB 6 million was received in 2012 and the second RMB 6 million was received on February 25, 2013. The loan is unsecured and repayable on February 24, 2016. The Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property developed during the loan period. The Company can repay the loan at any time during the loan period. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as a government grant ($216,058 in 2012) (see notes 17 and 22).

	778,226	$—

Loans payable — long-term	$31,181,235	$17,321,327

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

$7.4 million long-term loan from Bank of Beijing will mature in 2014. $7.4 million long-term  loan from Bank of Beijing and  $15.5 million from China Construction Bank will mature in 2015.

The weighted average effective interest rate was 7% and 6.71% in 2012 and 2011, respectively. The Company incurred $1,955,400, $1,439,743 and $1,163,551, respectively, in interest costs in 2012, 2011and 2010, of which $1,346,392(net of $1,458,280 loan interest subsidies received) in 2012, $251,891 (net of $711,738 loan interest subsidies received) in 2011 and $nil in 2010 have been capitalized in property, plant and equipment.

9.             Income Taxes

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

On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”) became effective. This Enterprise Income Tax Law eliminated the previous preferential tax treatment that was available to the foreign invested enterprises (“FIEs”) but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the Enterprise Income Tax Law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” (“HNTE”) status according to the new criteria and obtained the certificate on September 19, 2011. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2011 to 2013.  The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the “High and New Technology Enterprise” criteria. Tangshan Yian is subject to a 25% income tax rate. The unified income tax rate of 25% is also applicable to Sinovac R&D and Sinovac Dalian until they obtain HNTE certificates.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

The Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its ‘‘de facto management organization’’ located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the Enterprises Income Tax Law, ‘‘de facto management organization’’ means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of the management continue to be located in the PRC, the Company and its Hong Kong subsidiary may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on its worldwide income. The dividends that the Company receives from its PRC subsidiaries would be exempt from PRC withholding tax but be subject to income tax at 25% if the Company is recognized as a PRC tax resident. However, the administration of laws and regulations in China is subject to a certain degree of discretion by the government authorities. In practice , the risk of Sinovac Hong Kong being deemed as a PRC tax resident is remote under the prevailing tax laws and regulations.

Pursuant to the arrangement between Hong Kong and PRC for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect To Taxes on Income, dividends paid by a mainland PRC tax resident company to a Hong Kong tax resident company may be taxed in the PRC if the beneficial owner of the dividends is a resident of Hong Kong, the tax so charged shall not exceed 10% of the gross amount of the dividend or 5% of the gross amount of the dividend when the beneficial owner is a company directly owns at least 25% of the capital of the company which pays the dividends.

According to Guoshuihan [2009] No. 601 (“Circular 601”), the beneficial owners means persons who possess ownership and right of control on their proceeds or rights or properties generated from such proceeds. The beneficial owners generally engage in substantive operation activities whereas agents and conduit companies for tax evasion purposes are not beneficial owners. Circular 601 sets out several key factors for determining the existence of substantive operation activities, such as size of assets, number of employees, size of business and effective control over the shares. The tax authority determines if an applicant satisfies the definition of a beneficial owner by applying the substance over form principle. However, due to the lack of specific guidance on the execution of the substance over form principle in practice, the qualification of a beneficial owner is subject to the in-charge tax authority’s judgement and discretion.

In addition, whether the favorable rate will be applicable to dividends received by a Hong Kong company from its PRC subsidiaries is subject to the approval of the PRC tax authority in-charge which has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. In May 2012, Sinovac Hong Kong was granted by the in-charge tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2010 to 2012.  However, the higher level tax bureau has the authority to re-assess the approval of the preferential divided withholding tax rate granted by the in-charge tax bureau. It is uncertain if the higher level tax bureau will re-assess the approval granted by the in-charge tax bureau, or if the higher level tax bureau will agree with the approval issued by the in-charge tax bureau when a re-assessment is conducted. If Sinovac Hong Kong had not been subject to the preferential tax rate of 5%, the recovery of withholding tax expenses would have been decreased by approximately $866,693 for the year ended December 31, 2012.  Basic and diluted loss per common share would have been increased by approximately ($0.02) for the year ended December 31, 2012. On January 18, 2012, the withholding tax on dividends declared to Sinovac Hong Kong with amount of $865,100 was paid. As of December 31, 2012, the deferred tax liability related to the withholding tax on undistributed earnings of Sinovac Beijing is $nil (December 31, 2011 - $nil).

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

The Company was incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

Income taxes are attributed to the operations in China and consist of:

	2012	2011	2010

Current	$866,693	$(2,221,408)	$(1,004,607)
Deferred	17,204	(2,845,195)	1,708,489
Total income tax recovery (expense)	$883,897	$(5,066,603)	$703,882

The reconciliation of income taxes at the statutory income tax rate of Nil in Antigua and Barbuda to income tax rate based on income before income taxes stated in the consolidated statements of income (loss) is as follows:

	2012	2011	2010
Income taxes on dividend and interest income received from subsidiary	866,693	(725,015)	420,237
Tax loss of subsidiaries at higher rate in China	3,094,946	2,055,694	1,897,897
Tax loss (Income) of the subsidiary (Sinovac Beijing) at lower rate in China	1,007,591	(1,651,243)	(901,804)
Changes in tax benefits not recognized	(5,314,224)	(4,327,094)	(2,172,278)
Non-deductible expenses	1,050,715	(206,641)	(13,800)
Future tax rate difference on current timing differences	—	(432,924)	1,487,233
Others	178,176	220,620	(13,603)
Income tax recovery (expense)	$883,897	$(5,066,603)	$703,882

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follow:

	2012	2011
Tax losses carried forward	$10,315,232	$2,055,694
Tax on accounts receivable provision	511,812	630,970
Excess of tax cost over net book value of certain assets	1,694,015	2,898,123
Less: valuation allowance	(12,075,470)	(5,165,673)
Total deferred tax assets	445,589	419,114
Less: current portion	—	—
Total deferred tax assets-long term	$445,589	$419,114

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. It is more likely than not that the excess of the tax base of the land use nights, and licenses over the carrying value will be realized in the future and the tax benefits on this temporary difference of $445,589 (2011 $419,114) has been recorded. The potential tax benefits arising from the losses incurred by its subsidiaries have not been recorded in the financial statements. The tax losses of its PRC subsidiaries in the amount of $48,196,088 (RMB 300,266,450) can be carried forward for five consecutive years against its profits starting from 2013 and will expire ranging from 2014 to 2017.

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

10.                               Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On October 1, 2011, the Company increased its ownership in Sinovac Beijing by an additional 1.53% through contributing the dividends declared to Sinovac Hong Kong but unpaid in the amount of $2,906,308 (RMB 18,605,600). An adjustment of $273,171 (RMB 1,640,336) resulted from the difference between the adjustment to the carrying amount of the non-controlling interest in Sinovac Beijing and the consideration that was charged to additional paid-in capital. The non-controlling interest in Sinovac Beijing was 28.44% prior to October 1, 2011 and was 26.91% after October 1, 2011. The non-controlling interest in Sinovac Dalian was 45% as of December 31, 2012 and December 31, 2011.

11.                               Related Party Transactions and Balances

(a)                       Loans from Non-controlling Shareholder

	December 31,	December 31,
	2012	2011

Due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian — RMB 20 million	$3,230,125	$—

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

The loan is unsecured, bearing interest at 7.2% per year. Interest is payable monthly. The loan is repayable on March 14, 2014.

On May 21, 2012, Sinovac Dalian lent RMB 15 million to Dalian Jin Gang Group and the loan was repaid on June 1, 2012. The interest rate is 6%. The loan was unsecured.

(b)                                 The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2012	2011	2010
Rent expenses incurred to Sino Bioway Biotech Group Co., Ltd (“Sino Bioway”).	$822,713	$804,565	$581,941

Sino Bioway is a non-controlling shareholder of Sinovac Beijing.

In 2004, the Company entered into two operating lease agreements with Sino Bioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $224,504 (RMB 1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $72,647 (RMB 452,600) to $217,942 (RMB 1,357,800) per year.

In June 2007, the Company entered into another operating lease agreement with Sino Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $327,967 (RMB 2,043,270). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with Sino Bioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of $138,232 (RMB 861,202). The lease commenced on September 30, 2010 and has a term of 5 years. Included in current and long-term prepaid expenses and deposits as at December 31, 2012, is $417,484 (RMB 2,600,970) (December 31, 2011, $543,965 (RMB 3,462,172)), representing prepaid lease payments made to this related party.

During 2012, 2011 and 2010, the Company incurred $252,075, $274,812, and $176,032 respectively, to directors of the Company, relating to management consulting services and director fees. Included in accounts payable and accrued liabilities as at December 31, 2012 is $31,250 (December 31, 2011 - $168,818; December 31, 2010 - $56,250).

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

12.                               Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2012 and December 31, 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Trade payables	$2,169,700	$2,945,096
Machinery and equipment payables	3,788,004	4,094,238
Payable on acquisition of Changping assets	—	5,030,513
Accrued expenses	7,514,221	4,119,443
Value added tax payable	167,230	911,286
Other tax payable	616,518	536,735
Withholding personal income tax	1,240,037	1,201,628
Bonus and benefit payables	6,776,383	5,759,425
Other payables	2,505,715	4,924,131
Total	$24,777,808	$29,522,495

In February 2010, Sinovac Beijing purchased a facility located in Changping District, Beijing, China for $19.84 million (RMB123.6 million). To finance the acquisition, Sinovac Beijing entered into a loan agreement with China Construction Bank to borrow total RMB 90 million on February 10, 2010 (note 8). Total amount of $19.84 million (RMB123.6 million) was paid by the end of 2012. Accretion expense incurred in connection with the long term payable for the acquisition of Changping assets is in the amount of $234,957 (2011 - $377,410, 2010 - $117,064).

13.                               Commitments and Contingencies

(a)                                 Operating Lease Commitments

The Company leases production plant and laboratory under operating leases (note 11 (b)). Rental expense amounted to $822,713, $804,565, and $581,941 in 2012, 2011 and 2010, respectively.

Minimum future rental payments under operating leases for the years ending December 31 are as follows:

2013	823,000
2014	823,000
2015	823,000
2016	823,000
2017	823,000
Thereafter	5,159,795
Total minimum future payments	$9,274,795

(b)                             Other Commitments

In addition to commitments disclosed in note 21, commitments related to R&D expenditures are $991,951 as at December 31, 2012.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

Commitments related to capital expenditures are approximately $443,267 as at December 31, 2012.

14.                           Common Stock

Share Capital

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

In 2011, the Company issued 468,000 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share, for total proceeds of $748,800. In 2011, the Company received further cash proceeds of $3,360 on the exercise of stock options for which the shares were issued subsequent to December 31, 2011.

In 2012, the Company issued 317,600 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share, for total proceeds of $508,160. The Company received further cash proceeds of $7,520 on the exercise of stock option for which the shares were issued subsequent to December 31, 2012.

15.                               Stock Options

(a)                                 Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the plan. As of December 31, 2012, 42,800 shares of common stock under the options plan remained available. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The Plan is administered by the board of directors.

In December 2011, the Company granted 767,000 options to employees with an exercise price of $2.37 per share, being the quoted market price of the Company’s shares at the time of grant. These options vest in installments from December 26, 2012 to March 26, 2015 and expire on December 25, 2017.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

On May 1, 2012, the Company granted 50,000 options to an officer with an exercise price of $2.05 per share, being the quoted market price of the Company’s shares at the time of grant. The option commenced on May 1, 2012 and expire on April 30, 2017. 10% of the options will vest on May 1, 2013 (the “Initial Vesting Date”) and the remaining options will vest at 10% in equal quarterly proportions over a period of 27 months from the Initial Vesting Date.

On August 22, 2012, the Company adopted a new stock option plan (the “2012 Plan”), which allowed the Company to issue up to 4,000,000 options for common shares of the Company to directors, officers, employees and consultants of the Company . No stock options were granted under the 2012 Plan during the year ended December 31, 2012. The 2012 Plan will expire on, and no award may be granted after August 22, 2022.  Any awards that are outstanding on August 22, 2022 will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

(b)                                 Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option-pricing model:

	2012	2011	2010
Expected volatility	82.89%	86.91%	—
Risk-free interest rate	0.39%	0.36%	—
Expected life (years)	2.95	3.24	—
Dividend yield	Nil	Nil	—
Estimated forfeiture rate	10%	10%	—

The weighted average fair value of options granted in 2012 and 2011 was $1.08 and $1.35 per option, respectively.

The expected volatility related to 2012 grants and 2011 grants is based on the Company’s historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour. The risk-free interest rate for period within the contractual life of the award is based on the U.S. Treasury yield in effect at the time of grant.

(c)                                  Stock-based Payment Award Activity

A summary of the Company’s stock options activity is presented below:

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price	Exercisable	Life	Price

$1.60	631,200	1.05	$1.60	631,200	1.05	$1.60
$2.37	767,000	3.99	$2.37	76,700	3.99	$2.37
$2.05	50,000	4.33	$2.05	—	—	—
	1,448,200	2.72	$2.02	707,900	1.37	$1.68

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
Outstanding as at December 31, 2010	1,497,400	$1.63
Granted	767,000	2.37
Expired	(30,000)	3.23
Exercised	(468,000)	1.60
Forfeited	(37,900)	1.60
Outstanding as at December 31, 2011	1,728,500	$1.90
Granted	50,000	2.05
Exercised	(317,600)	1.60
Forfeited	(12,700)	1.60
Outstanding as at December 31, 2012	1,448,200	$2.02	$1,617,138

Exercisable as at December 31, 2012	707,900	$1.60	$983,553

Stock-based compensation expense, included in selling, general and administrative expenses, is charged to operations over the vesting period of the options using the straight-line amortization method.  The amount is $347,226, $206,301 and $459,901 respectively in 2012, 2011 and 2010. As of December 31, 2012, there was $791,633 unrecognized compensation costs related to non—vested stock options and granted under the 2003 Plan and this cost will be recognized over a period of 27 months.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan was $126,549, $995,444 and $604,222 for years ended December 31, 2012, 2011 and 2010 respectively, determined as of the date of option exercise.

The estimated fair value of stock options vested during the year ended December 31, 2012 and 2011 was $631,395 and $416,325 respectively.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

16                                  Distribution of Profit

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

For the year ended December 31, 2012, Sinovac Beijing appropriated nil (2011 -10%; 2010 -10%) and nil (2011 -nil; 2010 - 5%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively.  For the year ended December 31, 2012, the general reserve and the enterprise expansion reserve appropriated are $nil (2011 - $335,161 (RMB 2,133,203), 2010 - $1,073,240 (RMB 7,096,045)) and nil (2011 — nil, 2010 - $536,619 (RMB 3,548,023)) respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under the relevant PRC GAAP to a staff welfare and bonus fund.  For the year ended December 31, 2012, the amount is $nil (2011 - $167,580 (RMB 1,066,601), 2010 - $536,619 (RMB 3,548,023)) for contribution to such fund which shall be utilized for collective staff benefits. The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

16.                               Distribution of Profit (continued)

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2012, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Sinovac R&D and Sinovac Dalian have not made any profit since inception, so no appropriation to the statutory surplus reserves and staff welfare and bonus was made.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in their statutory financial statements. On January 18, 2012, Sinovac Beijing declared a dividend of $802,151 (RMB5,060,612) related to the profits of 2011 (2011-$5,862,676 (RMB 38,608,654), 2010 - $3,285,902 (RMB 22,463,737)) to the non-controlling shareholder of Sinovac Beijing. As of December 31, 2012, the Company has $nil dividend payable (December 31, 2011 - $795,106).

In addition to the above reserves, transferring net assets from the Chinese subsidiaries to the Company in the form of dividend payments, loans or advances also requires the Company and certain shareholders to comply with certain administrative rules prescribed by the relevant Chinese government authorities.

Pursuant to the relevant PRC company laws and regulations, the Company’s PRC subsidiaries’ paid-in capital and statutory surplus reverses that are restricted from transfer or dividend distribution amounted to $75 million (RMB 467 million) and $86.2 million (RMB 548.9 million) as of December 31, 2012 and 2011, respectively

17.                           Deferred Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facility. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred. The Company received $936,486(RMB 5,908,100) and $893,149(RMB 5,781,800) in 2012 and 2011, respectively.

Deferred government grants included $2,037,701 (RMB 12,695,082) (December 31, 2011 - $2,277,428 (RMB 14,495,147)) represents the unamortized portion of the amount that the Company received in 2007 for construction of a pandemic influenza vaccine production facility of RMB 20 million. $288,930 (RMB 1,800,065) which will be amortized in 2013 was included in the current portion and $1,748,771 (RMB 10,895,017) which will be amortized after 2013 was included in the non-current portion of the government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government and the Company has fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $285,326 and $278,067 and $265,547 in 2012, 2011 and 2010, respectively, were recorded as a reduction to depreciation expense.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

Deferred government grants also included $912,238 (RMB 5,683,333) being the unamortized portion of the amount that the Company received in 2009 for purchasing equipments for H1N1 vaccine production with a total amount of RMB 6.2 Million. The amount of $142,167 (RMB 885,714) which will be amortized in 2013 was included in the current portion and the amount of $770,071 (RMB 4,797,619) which will be amortized after 2013 was included in the non-current portion of government grants. The Company has fulfilled the conditions attached to the government grant and $81,896 of the government grant in 2012 was recorded as a reduction to depreciation expense.

The following table shows the classification of short term and long term of the above two deferred government grants:

	Current Portion	Non- Current Portion	Recognized to deduct the depreciation expenses in 2012
Grants for pandemic influenza vaccine	$288,930	$1,748,771	$285,326
Grants for H1N1	$142,167	$770,071	$81,896

In 2012, the Company received $571,915 (RMB 3,608,100) (2011: $433,380) for EV 71 vaccine research and development and $364,570 (RMB2, 300,000) for developing a 13-valent pneumococcal conjugate vaccine. An amount of $125,222 (RMB790,000) was recognized as a reduction the research and development expense in 2012 as the conditions attached to this government grant agreement have been met as of December 31, 2012.

In 2012, the Company received $1,458,280 (RMB 9.2 Million) (2011-$699,776) interest subsidy related to Changping facility construction project. The amount was recorded as a reduction to interest capitalized.

The Company received $963,082 (RMB 6 million) loan bearing interest rate at 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as a government grant of $216,058 (see notes 8 and 22).

18.                               Deferred Revenue

Current deferred revenue included $99,517 (December 31, 2011 - $97,412) received from the Chinese government for stockpiling of H5N1 vaccines that expire within one year and $1,278,908 (December 31, 2011 - $332,004) for advances from customers.

Long-term deferred revenue included $10,693,247 (December 31, 2011 - $10,369,695) received from the Chinese government for stockpiling of H5N1 vaccines.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

19.                               Loss per Share

Loss per share was calculated as follows:

	Years Ended December 31
	2012	2011	2010
Net loss attributable to stockholders	$14,852,641)	$844,696	$8,507,344

Basic weighted average number of common shares outstanding	54,926,440	54,608,919	53,064,968
Dilutive effect of stock options	—	—	—
Diluted weighted average number of common shares outstanding	54,926,440	54,608,919	53,064,968
Basic and Diluted loss per share	$(0.27)	$(0.02)	$(0.16)

For the years ended December 31, 2012 and 2011, the basic and diluted loss per share are the same as including the additional potential common stock equivalents would have an anti-dilutive effect on the loss per share calculation.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

20.                               Segmented Information

The Company operates exclusively in the biotech sector. The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All revenues are generated in China. Total long-lived assets of $81,233,297 (December 31, 2011 - $76,964,135) including land use right, property, plant and equipment and license and permits are all located in mainland China. The Company’s total assets by geographic location are as follows:

	December 31, 2012	December 31, 2011
Assets
Mainland China	$164,174,148	$170,662,019
Hong Kong	44,589,119	45,246,110
Total	$208,763,267	$215,908,129

The Company’s revenues by product are as follows:

	2012	2011	2010
Sales
Inactivated hepatitis vaccines	$39,951,471	$26,939,386	$16,200,844
Influenza vaccines	9,191,432	29,902,506	17,200,582
Others	73,408
Total	$49,216,311	$56,841,892	$33,401,426

There were no sales of H1N1 and H5N1 vaccines in 2012 (2011 — 24.6% and 13.7% of the sales, respectively, 2010 — 21.5% and 7.2% of the sales, respectively). The H1N1 and H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H1N1 and H5N1 vaccines are dependent on government stockpiling purchases. Loss of such government stockpiling purchases would have a material adverse effect on the Company’s total sales.

The Company’s revenues are attributed to geographic locations as follows:

	2012	2011	2010
Sales
Mainland China	$48,198,668	$56,407,130	$32,981,974
Foreign countries	1,017,643	434,762	419,452
Total	$49,216,311	$56,841,892	$33,401,426

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

21.                               Collaboration Agreements

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

On December 14, 2011, an amendment agreement was signed for the payment of $300,000 for transfer of additional 6 serotypes and related technology. As of December 31, 2012, the Company made total milestone payments of $1.2 million.

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

The Company has agreed to pay PHS a license issue royalty of $80,000 and a non-refundable minimum annual royalty of $7,500, and royalty payments on net sales with a range in single digits depending on the sales territory and the customers. The Company has also agreed to pay PHS benchmark royalties upon achieving each benchmark as specified in the patent license agreement. In 2012, the Company recorded a license issue royalty of $7,500 (2011 - $21,125, 2010 - $7,500) in research and development expenses.

(c)                                     The Company licensed from Medimmune certain rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $6.5 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). As of December 31, 2011, an upfront license fee was included in the account payable and accrued liabilities and the amount $2.9 million was paid in September 2012.

On August 15, 2012, the Company entered into amendment agreements with Medimmune to revise the termination date of the license to December 29, 2015.

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Notes to Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(Expressed in U.S. Dollars)

22          Subsequent Events

Subsequent to the year end, the Company obtained a general credit facility from the Merchants Bank of China with a credit limit of $4.8 million (RMB 30 million). On January 31, 2013, the Company drawn $1.6 million (RMB10 million) one year term loan from this credit facility. The loan is unsecured, repayable on January 30, 2014 and interest rate is 6.6%, 10% above the rate for one year term loan set by the People’s Bank of China.

On February 25, 2013, Sinovac Beijing received $962,510 (RMB 6,000,000) loan from Beijing Zhongguancun Development Group to fund EV71 vaccine research project (note 8).

On December 17, 2012, Sinovac Dalian entered into a bank loan agreement with Bank of China with a credit line of $3.2 million (RMB 20 million). The first $804,674 (RMB 5 Million) was drawn down on March 13, 2013, bearing interest at 7.4% and the interest is payable monthly. The loan is payable on March 12, 2014. Land and building of Sinovac Dalian with a net book value of $14 million (RMB 87.38 million) was pledged as collateral.

On April 8, 2013, the board of directors of Sinovac Beijing passed a resolution to approve Sino Bioway, the non-controlling shareholder of Sinovac Beijing, to transfer its 26.91% equity interests in Sinovac Beijing to Xiamen Bioway Biotech Co., Ltd. (“Xiamen Bioway”), a company partially owned by Sino Bioway. There will be no change to the compositions of the board of directors of Sinovac Beijing after the completion of the transaction.

On April 8, 2013, the board of directors of Sinovac Beijing approved Sinovac Beijing to utilize $963,066 (RMB 6 million) of the staff welfare and bonus fund to pay out annual bonus to the employees of Sinovac Beijing.

On April 8, 2013, Sinovac Beijing entered into four agreements with Sino Bioway of which the rental period of the 2004, 2007 and 2010 operating lease agreements were revised to reflect the new termination date on April 7, 2033.