Form 20-F
period 2013-12-31
SINOVAC BIOTECH LTD
filed 2014-04-16
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nan Wang Chief Financial Officer No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China Tel: +86-10-8289-0088 Fax: +86-10-6296-6910 E-mail: ir@sinovac.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,570,361 common shares as of December 31, 2013

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2013, which was RMB6.0537 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 11, 2014, the noon buying rate was RMB6.2111 to $1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2011, 2012 and 2013 and consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated statements of	Year ended December 31,
comprehensive income data	2009	2010	2011	2012	2013
	(in thousands except share and per share data)
Sales	$84,197	$33,401	$56,842	$49,216	$72,524
Cost of sales	20,063	16,719	21,128	19,100	21,273
Gross profit	64,134	16,682	35,714	30,116	51,251
Operating expenses:
Selling, general and administrative expenses(1)	18,858	20,296	23,809	33,280	34,538
Provision (recovery) for doubtful accounts	18	1,921	(167)	(874)	(504)
Research and development expenses	4,406	8,508	9,007	17,044	8,384
Loss on disposal and impairment of property, plant and equipment	169	1,237	455	2,190	88
Government grants recognized in income	(1,296)	(1,924)	(764)	(373)	—
Total operating expenses	22,155	30,038	32,340	51,267	42,506
Operating income (loss)	41,979	(13,356)	3,374	(21,151)	8,745
Interest and financing expenses	(534)	(1,178)	(384)	(775)	(3,031)
Interest income	143	1,133	1,397	2,370	2,168
Other income (expenses)	(34)	96	280	(77)	263

Income (loss) before income taxes and non-controlling interests	41,554	(13,305)	4,667	(19,633)	8,145
Income tax benefit (expenses)	(11,141)	704	(5,066)	884	2,225
Net income (loss)	30,413	(12,601)	(399)	(18,749)	10,370
Less: (income) loss attributable to non-controlling interests	(10,455)	4,094	(445)	3,896	(2,928)
Net income (loss) attributable to the stockholders of Sinovac	$19,958	$(8,507)	$(844)	$(14,853)	$7,442
Earnings (loss) per share
- basic	$0.47	$(0.16)	$(0.02)	$(0.27)	$0.13
- diluted	$0.46	$(0.16)	$(0.02)	$(0.27)	$0.13
Weighted average number of common shares outstanding
- basic	42,580,945	53,064,968	54,608,919	54,926,440	55,301,276
- diluted	42,975,007	53,064,968	54,608,919	54,926,440	55,802,338

(1)         Includes stock-based compensation of $0.4 million, $0.5 million, $0.2 million, $0.3 million and $0.3 million in 2009, 2010, 2011, 2012 and 2013, respectively.

	As of December 31,
Balance sheet data	2009	2010	2011	2012	2013
	(in thousands)
Cash and cash equivalents	$74,953	$101,585	$104,287	$91,241	$107,242
Restricted cash	64	—	—	—	—
Total assets	145,477	214,358	215,908	208,763	240,693
Bank loans and current portion of long-term debt	17,698	10,436	4,713	3,329	16,217
Total current liabilities	51,013	45,758	39,531	30,155	49,157
Long term debt (include due to related party)	—	10,058	17,321	34,411	32,146
Net assets	70,658	126,440	129,921	117,724	128,684
Non-controlling interests	13,808	21,317	15,377	11,711	14,955
Common stock	43	54	55	55	56
Total stockholders’ equity	$70,658	$126,440	$129,921	$117,724	$128,684

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

•                  price our products competitively; and

•                  comply with the guidelines of Good Manufacturing Practice, or GMP, and other related regulations.

We incurred a loss from 2010 to 2012 and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007 and were profitable from 2007 through 2009, we incurred losses in 2010, 2011 and 2012. Although we were profitable in 2013 again, we cannot assure you when we will continue to be profitable in the future. We incurred net losses attributable to stockholders of $14.9 million in 2012 and had net income attributable to stockholders of $7.4 million in 2013. Our profit in 2013 was mainly driven by increased revenue and reduced spending on research and development. In 2013, we recognized H5N1 vaccine governmental stockpiling revenue of $10.7 million, which will not happen every year. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, stockholders’ equity and cash flow.

Increased sales of our vaccines to PRC government agencies and our strategy to capture market share in China’s growing market for publicly funded inoculations expose us to risks relating to doing business with the government.

We increased sales of our vaccines to PRC government agencies. We are also pursuing a strategy to capture market share in China’s growing market for publicly funded inoculations. While our increased sales to PRC government agencies afford us the opportunity to expand our sources of revenue and to further enhance our brand and reputation in China, we are exposed to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if the Centers for Disease Control, or CDC, or other relevant government agency were to be consolidated with another ministry. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. 25.0% of our sales in 2011, 40.9% in 2012 and 36.4% in 2013 were attributable to Healive. 22.4% of our sales in 2011, 40.3% in 2012 and 28.7% in 2013 were attributable to Bilive. 14.3% of our sales in 2011, 18.7% in 2012 and 16.8% in 2013 were attributable to Anflu. 13.7% of our sales in 2011, nil in 2012 and 14.8% in 2013 were attributable to Panflu (H5N1). However, revenue recognition of Panflu (H5N1) is not recurring, which may cause fluctuation of our revenue. As a result of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wider variety of products or services.

We expect our key products, which will likely shift over time, to continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products are critical to our success and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of our products, could materially and adversely affect our financial condition and results of operations.

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

The successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Anflu and Panflu (excluding U.S. and Europe), we cannot assure you that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, there remains the risk that foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or have planned to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Any pandemic threat may abate, or alternative vaccines or technologies may be adopted, before our vaccines achieve significant sales.

We have devoted significant resources to researching and developing various vaccines to address the pandemic threat of infectious diseases, including SARS, avian flu, swine flu and H7N9 influenza, and will continue to devote resources to the development of our vaccines to address any new needs.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure you that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We may not be successful in commercializing our EV71 vaccine

We completed phase III clinical trial on our proprietary EV71 vaccine against EV71-associated hand, foot and mouth diseases, or HFMD, which showed that our EV71 vaccine candidate has good safety and efficacy profile. We filed new drug application, or NDA, for our EV71 vaccine candidate in May 2013, which is under the technological review by the Center for Drug Evaluation, China Food and Drug Administration, or CFDA. We cannot assure you that we will be able to successfully obtain the new drug certificate, production permit and good manufacturing practice certificate required for us to begin production and bring our EV71 vaccine to the market. Even then, competitive pricing pressures may limit or prevent the success of the product on the market. For example, our competitors may launch similar products or the PRC government may grant compulsory licenses to allow competitors to manufacture our EV71 vaccine. State-owned competitors may not act rationally as commercial entities, and we may be forced to follow their pricing to the low end of the range. Furthermore, if the PRC government were to include our EV71 vaccine in Expanded Program on Immunization, or EPI, earlier than we expect, purchase made by the government could affect our anticipated revenue. Any of these factors, together with other risks, including changes in the regulatory environment, supply issues and product liability claims, may result in our inability to successfully commercialize our EV71 vaccine in China, which would materially and adversely affect our business, financial condition and results of operations.

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

Our market share is estimated based on the batch release number published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual sales number in the market. We supplied 7%, 10.9% and 15.5% of the total hepatitis A vaccine market, or 32.4%, 37.1% and 44.6% of the inactivated hepatitis A vaccine market in 2011, 2012 and 2013, respectively, as measured by batch release number. Going forward, we may not be able to compete with other hepatitis A suppliers for either private pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share, in terms of batch release numbers, was 5.8% in 2011, 6.7% in 2012 and 11.3% in 2013. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue growth could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

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

If centers for disease control, hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained the regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons, including the reimbursement policies of government and third-party payers. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the expected return on our investment in the development of animal vaccine products or in Sinovac Dalian

We are new to the animal vaccine market in China. In 2011, we developed and launched our first animal vaccine product, RabEnd, an animal rabies vaccine. China’s animal vaccine market differs significantly from the human vaccine market with regard to development stage, distribution channel and governing authorities. We may not achieve the expected returns on our investment in developing animal vaccine products. We established a new sales team to market our animal vaccine products to animal hospitals and CDCs. We also participated in the government tendering process. We cannot assure you, however, that we will succeed in our efforts to penetrate the animal vaccine market or that our animal vaccine products will be well received by our target customers. Failure of our animal vaccine products to gain market acceptance will negatively affect our business, financial condition and results of operations. In 2012, we recorded $1.5 million impairment charges of long-lived assets in relation to animal vaccine production. We cannot assure you that we will not incur similar charges or other expenses or operational losses due to failures or delays in the commercialization of our animal vaccines.

In addition, we have invested significant resources into Sinovac Dalian since its establishment in 2010. However, we cannot assure you that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful or that we will not incur any related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

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

In 2013, we completed the phase III clinical trial for EV71 vaccine, which showed that that our EV71 vaccine candidate had an efficacy rate of 94.8% against HFMD among infants and young children. In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharide vaccine and rubella vaccine in early 2011. We filed an application for the clinical trial of varicella vaccine in January 2013. Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

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

We rely on third parties to conduct clinical trials, who may not perform their duties satisfactorily.

After we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions and clinical investigators to enroll qualified vaccinees and conduct clinical trials. Our reliance on these third parties for clinical development activities reduces our control over the clinical trial process. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not fulfill their contractual obligations, including failing to meet expected deadlines, we may not succeed or experience delays in our efforts to obtain regulatory approvals and commercialize our vaccine candidates.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term agreement for the supply of hepatitis B antigens used for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. We and Beijing Temple of Heaven agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. We entered into the current hepatitis B antigens supply agreement in July 2013, which will expire in June 2014. Although we believe we have a good relationship with Beijing Temple of Heaven and successfully managed the supply in the past, we cannot assure you that Beijing Temple of Heaven will not, for any reason, cease to supply us with hepatitis B antigens in the future, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

According to the China GMP standards, each human vaccine product can only be produced in one dedicated production facility. In Beijing, we conduct human vaccine mass production at our Shangdi site and filing and packaging at our Changping site. In Dalian, we manufacture mumps vaccine at one facility. Although we are allowed to produce multiple animal vaccine products with similar production processes at one facility, we currently only produce one animal vaccine product at our Tangshan facility. We also conduct some of our primary research and development activities out of our manufacturing facilities. We do not maintain back-up facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. We do not maintain any business interruption insurance to cover lost income as a result of any such events. The occurrence of such an event could materially and adversely affect our business. We may build additional manufacturing facilities in the future. There can be no assurance, however, that we will be able to expand our manufacturing capabilities to or realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to upgrade the production plant for our existing products or expand the facility, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We have invested approximately $16.4 million in incorporation of Sinovac Dalian and invested $10 million in research and development and operating activities of operation entities in PRC. We intend to use the remaining net proceeds we received from this offering for the research and development of our product candidates, the expansion of production facilities for our pipeline products and other general corporate purposes.

In the long run, we will need to raise additional funds from the capital markets to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, including pneumococcal polysaccharide vaccine, varicella vaccine, H7N9 vaccine, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2013, we had approximately $107.2 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

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

The interests of the respective minority shareholders of Sinovac Beijing and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and SinoBioway Group Co., Ltd, or SinoBioway, an affiliate of Peking University, owns a 26.91% interest. SinoBioway’s interests may not be aligned with our interests at all times. On April 8, 2013, the board of directors of Sinovac Beijing approved a transfer of SinoBioway’s 26.91% equity interests in Sinovac Beijing to Xiamen Bioway Biotech Co., Ltd., or Xiamen Bioway, a company partially owned by SinoBioway. We cannot assure you that Xiamen Bioway will be cooperative with us in handling matters related to the operations of Sinovac Beijing. As the minority shareholder of Sinovac Beijing, according to Sinovac Beijing’s Articles, Xiamen Bioway has the right to assign a director to the five-director board of Sinovac Beijing, Accordingly, they have the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. In addition, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, SinoBioway has and Xiamen Bioway will have a right of first refusal to purchase our interest in accordance with the relevant PRC regulations.

In addition, the minority shareholder of Xiamen Bioway has additional rights under the joint venture contract and articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, Sinovac Dalian was established to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps, varicella for human use. Pursuant to the joint venture agreement, we made the initial cash contribution of RMB60 million ($9.6 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140 million ($22.5 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB50 million ($8.0 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

To date, Dalian Jin Gang Group has been cooperative with us in handling matters with respect to the business of Sinovac Dalian. We cannot assure you, however, that Dalian Jin Gang Group will continue to act in a cooperative manner in the future.

Under China’s joint venture regulations, the unanimous approval of members of a joint venture’s board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. If our interests diverge from those of our minority shareholders, they may exercise their right under PRC laws to protect their own interests, which may be adverse to ours. As a result, our ability to manage these subsidiaries may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

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

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Xiamen Bioway. Tangshan Yian is wholly owned by us. Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., or Shenzhen Kexing, SinoBioway, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder), were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Our acquisitions of intellectual property rights and some equity interests were subject to these requirements. The technologies related to hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian.

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

We are a small company with 715 full-time employees as of December 31, 2013 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Dr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and the approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

•                  potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations; and

•                  impairment of intangible assets acquired.

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Recent negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants were dead shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. Although the CFDA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards, such negative publicity may lead to lower demand for vaccination in China, which could in turn negatively impact the vaccine industry and our business, financial condition and results of operations.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP guidelines and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premise and equipment, raw material and products, qualification and validation, documents management, production management, quality control and assurance and products distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by CFDA since March 1, 2011. The new GMP standards are similar to the GMP standards implemented by the World Health Organization, or the WHO. All vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline will be forced to suspend production. As of the date of this annual report, we have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure you that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future.

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

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Municipal Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we cannot assure you that we will continue to pass similar environmental examinations on any future production facilities that we may construct. In addition, according to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We currently produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. We have also upgraded the capacity for our production facility for influenza vaccines. We have not filed new environmental impact assessment reports as we believe that the technologies and environmental impacts of the production, filling and packaging of additional vaccines are similar to those involved in the production of the vaccines that the lines were originally set up for. As a result, no material changes have occurred that would require the filing of new environmental impact assessment reports. However, there is no assurance that the relevant environment protection authorities will share the same view with us. If we fail to comply with applicable environmental laws and regulations or with the environmental conditions attached to our operating licenses, our operating licenses could be revoked and we could be subject to civil, criminal and administrative penalties. We may also have to incur significant costs to comply with future environmental laws and regulations. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate against any risk related to environmental pollution or violation of environmental law.

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

Sinovac Dalian was granted land use rights to two parcels of land, with an aggregate area of 95,686 square meters (approximately 1,030,000 square feet) located in the Economic and Technical Development Zone of Dalian, Liaoning province by the local government. According to the relevant PRC regulations, a parcel of land may be treated as idle land if development of the land has not been commenced within one year after the commencement date stipulated in the land use rights grant contract or the issuance date of the construction land approval certificate. Land users can extend the deadline for commencing the construction work for one year. All of our facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 55,606 square meters (598,582 square feet). However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 40,080 square meters (431,418 square feet), which Sinovac Dalian was granted the right to use. The PRC government may treat the land as idle land, in which case we may be required to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to the PRC government, any of which would adversely affect our financial condition.

Negative publicity regarding China-based companies listed in the United States may affect the trading price of our common shares and result in increased regulatory scrutiny of our business.

In the past, litigation and negative publicity surrounding companies with operations in China that are listed in the United States have resulted in declining stock prices for such companies. Various equity research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of merit, could result in a diversion of our management’s attention from managing our core business, negative publicity, potential costs to defend ourselves against rumors, volatility and loss in the trading price of our common shares and increased directors’ and officers’ insurance premiums, any of which could materially and adversely affect our business, financial condition and results of operations.

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

We have no patent protection for our hepatitis or influenza vaccines. We have 19 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the”科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark”, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and over 98.4% of our sales are currently made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We receive over 98.4% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Tangshan Yian and Sinovac Dalian are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

The value of the renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar and permitted the renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the renminbi to appreciate approximately more than 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010 and March 2014, the PRC government indicated that it would make the foreign exchange rate of the renminbi more flexible and widen the trading band of renminbi, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuations of the renminbi against foreign currencies. As a portion of our costs and expenses is denominated in renminbi, a resumption of the appreciation of the renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in renminbi, any significant depreciation of the renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us.

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both domestic companies and the foreign invested enterprises, or the FIEs, are subject to a unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies. Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status according to the new criteria and obtained the corresponding certificate with a three-year valid period on September 14, 2011. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2011 to 2014. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

The EIT Law could affect tax exemptions on dividends received by us and increase our enterprise income tax rate.

We are incorporated under the laws of Antigua and Barbuda. Under the EIT Law and its implementation rules, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. According to the Arrangement between Mainland of China and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period of greater than 12 months), or otherwise 10%. In 2009, Sinovac Biotech (Hong Kong) Ltd., or Sinovac Hong Kong, paid 10% withholding tax rate on the dividend received from Sinovac Beijing due to the holding period of the subsidiary less than 12 months from the date of the transfer the ownership of Sinovac Beijing to Sinovac Hong Kong. In May 2012, Sinovac Hong Kong was granted the status of 5% withholding tax on dividends from Sinovac Beijing for three years from 2012 to 2014. The granted status is subject to regular administrative review procedure applicable to the approving tax authority. We are not certain that we will enjoy the same preferential tax status after the period when we re-apply in accordance with the tax regulations because there may be changes in conditions or tax regulations.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the amount of a PRC foreign-investment company’s registered capital plus all external borrowings by such company. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing and Sinovac Dalian, must be approved by their minority shareholders, Xiamen Bioway or Dalian Jin Gang Group, respectively, as well.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac R&D (formerly known as Sinovac Biological), Tangshan Yian or Sinovac Dalian cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, the approval of Xiamen Bioway or Dalian Jin Gang Group, respectively, also to increase the amount of total investment. Further, such loans must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, by Xiamen Bioway or Dalian Jin Gang Group, respectively, also. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of Xiamen Bioway or Dalian Jin Gang Group, on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries or affiliates. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand our business.

Because we are incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights under US law in a court in the United States.

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

We may be adversely affected by the final outcome of the administrative proceedings brought by the SEC against Ernst & Young Hua Ming LLP and other accounting firms in China.

In December 2012, the SEC initiated administrative proceedings against the China affiliates of five accounting firms, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud, and thus violated U.S. securities laws and SEC rules and regulations. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of Ernst & Young Hua Ming LLP’s and the other China-based affiliates of the Big Four accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. If the SEC upholds the decision of the administrative law judge, the accounting firms may appeal the order of finality in U.S. federal court.

We are not party to this action and cannot predict the outcome of the SEC’s review of the initial decision or any subsequent appeal process. If, as a result of this or any other action, the SEC suspends the right of Ernst & Young Hua Ming LLP to practice before the SEC, our ability to file financial statements in compliance with SEC requirements could be impacted. If none of the China-based auditors are able to continue to act as auditors for Chinese companies listed in the U.S., we may not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Stock Market, which would substantially reduce or effectively terminate the trading of our common shares in the United States. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our common shares may be adversely affected.

We and our investors may be adversely affected by the inability of the Public Company Accounting Oversight Board (the “PCAOB”) to carry out inspections of Ernst & Young Hua Ming LLP and other accounting firms in China.

Under the Sarbanes Oxley Act, auditors of companies whose shares are publicly traded in the United States, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, are required to register with the PCAOB and to undergo regular inspections by the PCAOB to assess compliance with applicable U.S. legal and accounting professional standards. As the PCAOB is currently unable to conduct inspections in China, Ernst & Young Hua Ming LLP has not yet been inspected by the PCAOB. PCAOB inspections of other audit firms in other jurisdictions have identified deficiencies in the audit and quality control procedures of those firms, which may be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. As a result, investors in our common shares may have less confidence in our publicly reported financial information and procedures and the quality of our financial statements. In addition, the PCAOB may choose to impose sanctions or take other actions against Ernst & Young Hua Ming LLP, including suspending or revoking Ernst & Young Hua Ming LLP’s registration with the PCAOB. If Ernst & Young Hua Ming LLP and other China-based auditors are unable to maintain registration with the PCAOB, we may be unable to meet the ongoing reporting requirements under the Exchange Act, which ultimately may result in the termination of the registration of our common shares and ordinary shares under the Exchange Act or the delisting of our common shares from Nasdaq, or both, which would substantially reduce or effectively terminate the trading of our common shares in the United States.

ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 39, Shangdi Xi Road, Haidian District, Beijing 100085, PRC. Our telephone number at this address is +86-10-8289-0088. Our registered address is located at The Colony House, 41 Nevis Street, St. John’s in Antigua and Barbuda. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York.

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

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing through contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million ($3.1 million). We currently own 73.09% of the equity interest in Sinovac Beijing.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as asvaricella, mumps and rubella vaccines for human use. We manufacture live attenuated vaccines and vero cell cultured vaccines at the production facilities of Sinovac Dalian. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60 million ($9.9 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB140 million ($23.1 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB50 million ($8.3 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at the price of $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million ($20.4 million). As of December 31, 2012, we have paid off the consideration. We have completed the construction of a new warehouse, a new filling and packaging line and a production line for EV71 vaccine in compliance with the new GMP standards.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million that was borrowed by Tangshan from us in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes operational activities.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.                                    Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A, hepatitis A and B, seasonal influenza, H5N1 and H1N1 pandemic influenza and mumps, as well as animal rabies vaccine. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In 2011, our animal rabies vaccine was approved by the Ministry of Agriculture for commercialization. In December 2011, Sinovac Dalian obtained the production license from the CFDA for its mumps vaccine product and launched the mumps vaccine in late 2012. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. On December 23, 2010, we obtained the approval from the CFDA to commence human clinical trials of a vaccine against EV71. In 2011, phase I and II clinical trials of the EV 71 vaccine were completed. The phase III clinical trial was initiated in 2012 and completed in 2013. In February 2014, the phase III clinical results of our EV71 vaccine were published online on The New England Journal of Medicine, or NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. We filed NDA for our EV71 vaccine candidate in May 2013, which is under the technological review by CFDA. We filed applications for the clinical trials of pneumococcal conjugate vaccine, pneumococcal polysaccharide vaccine and rubella vaccine in early 2011. We also filed an application for the clinical trial of varicella vaccine in January 2013. In January 2014, we filed a clinical trial application with the CFDA to commence human clinical trials for our vaccine candidate against avian influenza A (H7N9) virus. Our product pipeline also includes other human vaccines against various diseases that are in pre-clinical development.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre- clinical	File IND	Obtain Clinical Approval from CFDA	Phase I	Phase II		Phase III		On sale
Healive	Hepatitis A

Bilive	Hepatitis A&B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(2)

Panflu.1	Influenza A H1N1 virus

RabEnd	Rabies Virus (in animals)

Mumps Vaccine	Mumps						(3)

EV71 Vaccine	EV71 Virus

Pneumococcal Polysaccharide Vaccine	Pneumococcus

Pneumococcal Conjugate Vaccine	Pneumococcus

Varicella Vaccine	Varicella-zoster virus (Herpes virus 3, Human)

Rubella Vaccines	Rubella

H7N9 Vaccine	H7N9 Influenza

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

(3)         Our mumps vaccine did not undergo clinical trials because none were required by the relevant authorities.

•                  Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 39.23 million doses of hepatitis A vaccines were approved and released in China in 2013. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml dose) and children (0.5 ml dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2011, 2012 and 2013, we sold approximately 2.7 million, 3.7 million and 4.1 million doses of Healive, which generated approximately $14.2 million, $20.1 million and $26.4 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 41.6 million doses as of December 31, 2013. We are selling Healive in Mongolia and Nepal, and are currently seeking the regulatory approval to sell Healive in Asia and South America.

•                  Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. Currently, we are the only supplier in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, is 100% in 2013. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2011, 2012 and 2013, we sold approximately 1.8 million, 2.6 million and 2.5 million doses of Bilive, which generated approximately $12.7 million, $19.8 million and $20.8 million in revenues, respectively.

•                  Anflu. In October 2005, we received the final approval from the CFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that do not contain preservatives. According to the NIFDC lot release records, 38.10 million doses of influenza vaccines were approved and released in China in 2013, compared to 47.25 million doses in 2012. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 2.2 million, 2.9 million and 3.4 million doses of Anflu in 2011, 2012 and 2013, which generated approximately $8.1 million, $9.2 million and $12.2 million in revenues, respectively. Anflu is registered for sales in Hong Kong, Mongolia and Mexico. In addition, we are currently seeking regulatory approval to sell Anflu in Asia and South America.

•                  Panflu. In April 2008, we were granted a production license for Panflu by the CFDA. Panflu is the only approved vaccine available in China against the H5N1 influenza virus although we received the virus strains at the same time as other manufacturers globally, which demonstrated our strong research and development capability. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. Our revenue from the sale of Panflu amounted to $7.8 million, $nil and $10.7 million in 2011, 2012 and 2013, respectively.

•                  Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the CFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. We received orders of 20.97 million doses as of the date of this annual report. According to the NIFDC lot release records, we were ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu. 1 amounted to approximately $14 million, $nil, and $nil in revenues in 2011, 2012 and 2013, respectively, which will not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•                  Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC, 13.0 million, 9.2 million and 9.12 million doses of vaccines for mumps were approved for sale in China in 2011, 2012 and 2013, respectively. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012. We sold approximately 1.2 million doses of mumps vaccine in 2013, which generated approximately $1.7 million in revenues in 2013.

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

•                  RabEnd. Animal rabies is the leading cause of transmission that results in human rabies. Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals. The vaccine is manufactured in Tangshan Yian. The product was approved for sales in September 2011. We sold 5,000 and 0.2 million doses of RabEnd in 2012 and in 2013, which generated approximately $50,000 and $0.8 million in revenues, respectively.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China. We completed the clinical studies of our EV71 vaccine in 2013. We have also filed clinical trial applications for our human vaccines against various other diseases, including pneumococcal, varicella and rubella.

•                  EV71 vaccine. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the statistics from National Health and Family Planning Commission of China, from 2008 to 2013, more than nine million cases of HFMD were reported, resulting in around 2,700 reported fatalities in China. According to an epidemiological study, from 2008 to 2012, EV71 infection caused around 80% of the severe cases and over 90% of the fatal cases. There is no identified treatment for enterovirus infections and no vaccine is currently available. We started our research and development of the EV71 vaccine in 2007. In December 2009, the CFDA accepted our application to commence human clinical trials, which was the first clinical trial application for the EV71 vaccine in China. We obtained the approval from the CFDA to commence clinical trials on December 23, 2010 and initiated phase I clinical trial for EV71 vaccine on December 30, 2010. We completed phase I and II clinical trials in 2011. The phase III clinical trial was initiated in 2012 and completed in 2013, which showed our EV71 vaccine candidate has an efficacy rate of 94.8% against HFMD among infants and young children. And in February 2014, the phase III clinical results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. We have seven patents relating to the EV71 vaccine in China. Our EV71 vaccine will primarily target children five years old or under, who number approximately 80 million in China.

•                      Pneumococcal polysaccharide vaccine. Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to the CFDA in February 2011.

•                  Pneumococcal conjugate vaccine. Pneumococcal infection is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of whom are young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, there is only one imported vaccine product against this diseases. No domestic producer has been licensed to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who number approximately 32 million in China. We filed an application for clinical trials with the CFDA in March 2011.

•                  Rubella vaccine. Rubella is a disease caused by the rubella virus and an acute infection is usually associated with the symptoms of fever and systemic rash. We filed an application for clinical trials with the CFDA in April 2011 and subsequently submitted supplementary documents to the CFDA in September 2012.

•                  Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 17.6 million doses of varicella vaccines were approved and released in China in 2013, compared to 14.87 million doses in 2012. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with CFDA in January 2013.

•                  Avian influenza A(H7N9) vaccine. Avian influenza A(H7N9) is a subtype of influenza viruses that had been detected in birds in the past and was first found in human in China in March 2013. Incidence rates for H7N9 continue to increase in China, with 153 H7N9 Human infectious cases reported in 2013 according to the WHO. As of the date of this annual report, over 200 H7N9 cases have been reported in China in 2014. We completed the pre-clinical research on our H7N9 vaccine and filed an application for clinical trials with CFDA in January 2014.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu and Panflu.1, mumps vaccine and RabEnd, and have made significant advances in the prevention of SARS. We believe that we were the first company in the world to complete a phase I clinical trial of a SARS vaccine. In addition, our avian influenza vaccine product, Panflu, is the only approved vaccine available in China against the H5N1 influenza virus. Our Panflu.1 is the first approved vaccine in China and the world against the influenza A H1N1 virus. We believe our R&D capabilities provide us with a key competitive advantage. We intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as EV71, H7N9, as well as the vaccine products with extensive market demand in China and other developing countries, such as pneumococcal vaccines.

We started our research and development of EV71 vaccine in 2008 and obtained the approval to commence clinical trials from the CFDA on December 23, 2010. Phase I and II clinical trials were completed in 2011 and phase III clinical trial was completed in 2013.

In 2008, we initiated the research and development of pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine, among other vaccines. We have completed the preclinical studies on pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine. The applications for commencing human clinical studies were submitted to the CFDA in 2011.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarter to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products.

In order to achieve our R&D goal, part of our R&D strategy is to focus on in-house development and to establish collaborations with domestic and international partners on technology and virus strains use rights licensing. We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. In most cases, we will own the commercial rights to the products that result from our existing R&D strategic collaborations.

The continuous investment in R&D is one of our strategies, which, we believe, will ensure the company’s future growth. Our research and development expenses were $9.0 million, $17.0 million and $8.4 million in 2011, 2012 and 2013, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs, including SARS and pandemic influenza. We received government research funding in the amount of $1.6 million, $2.4 million and $0.8 million in 2011, 2012 and 2013, respectively.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market while leveraging this strength to established a presence in the government-paid market.

In 2013, we successfully implemented our strategy of increasing our sales of Healive, Bilive and Anflu in the private market. Revenue generated from hepatitis vaccines in private market increased by 30.8% to $40.0 million in 2013.

We primarily rely on our own sales force to sell our products directly to CDCs in the private market. As of December 31, 2013, our in-house sales and marketing team consisted of 170 staff members located in 31 provinces throughout China. We also collaborate with the reputable and experienced distributors in regions that are not covered by our sales team. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team maintains stable relationships with our customers by providing them with technical support and trainings. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong (Panflu and Anflu), Mexico (Panflu.1 and Anflu), Nepal (Healive), Philippines (Anflu) and Mongolia (Healive and Anflu). We have already exported some of our product to Philippines, Nepal and Mongolia. And we have obtained approval to commercialize our Anflu in Mexico and Hong Kong. We are currently seeking regulatory approval to sell a number of our products in approximately 10 countries in Asia and South America. We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful.

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

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we use for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven. We and Beijing Temple of Heaven agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. We entered into the recent hepatitis B antigens annual supply agreement in June 2013. It is uncertain whether Beijing Temple of Heaven will continue to furnish us with hepatitis B antigens after the expiry of the agreement. Raw materials generally are in good supply and the prices we pay for them remain stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have four manufacturing bases located in Haidian and Changping Districts of Beijing, Dalian City of Liaoning Province, and Tangshan City of Hebei Province.

We have two upstream production facilities in Haidian District, Beijing. Our Healive and Bilive share the same production line, which has an aggregate annual capacity of 10 million doses. Our Anflu production line has an annual capacity of 8 million doses, which can also be used to produce 20 million doses of Panflu or Panflu.1 annually. Our Healive, Bilive and Anflu production facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2008, 2010 and 2010, respectively. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District have passed the new GMP certification and obtained the new GMP certificate on April 17, 2013.

We have built a new production site in in Changping District, Beijing, which comprises a new filing and packaging line that complies with the new PRC GMP standards, EV71 production facilities and a warehouse. The EV71 vaccine production line has a designed annual capacity of 20 million doses. The validation and commissioning for EV71 facility has been completed. We filed NDA for our EV71 vaccine in May 2013, which is under the technological review by CFDA.

Our production site in Tangshan focuses on manufacturing animal vaccines.

Each of our subsidiaries has its own quality assurance departments, which are under the supervision of quality assurance team of Sinovac parent company. The quality assurance departments of subsidiaries manufacturing human vaccines are operating the systems established under a unified framework. Timely training is provided by the quality assurance team at parent level to the quality assurance team at subsidiaries. The parent company’s quality assurance team assists Tangshan Yian to establish animal vaccine production quality management system, but the quality governing organization and policies are little different from those used for human vaccine production.

According to the National Suspected Adverse Event Following Immunization Supervision Plan, we have established a response system to report the severe Adverse Event Following Immunization, or AEFI, cases, and to regularly summarize and analyze the AEFI cases coming from our produced vaccine immunization and the supervision data, to summarize the safety information both domestic and overseas, to make the risk and efficiency evaluation, and to draft the regular safety update report. Meanwhile, we are required to assist the authorities to investigate on the AEFIs and provide the required information.

Collaborations

We licensed from MedImmune, LLC, or MedImmune, certain rights to use patented reverse genetics technology pertaining to virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments less than 10% of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We made $3.4 million payment in September 2012, including $2.9 million in royalties and upfront license fees and $0.5 million in withholding tax. As of  December 31, 2013, a royalty of $1.0 million was capitalized as inventory costs and included in our accounts payable and accrued liabilities.

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc. (“Tianjin CanSino”), a third party company, to develop a 7-valent pneumococcal conjugate vaccine. According to the agreement, Tianjin CanSino will transfer the technology of a pneumococcal vaccine to the Company. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment ranging from 6% to 10% for the net sales in Chinese market. Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments for eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval. Both parties agreed to work together to develop international markets for the products. On December 14, 2011, we entered into an amendment to the technology transfer of another six serotypes and related technology to us for $0.3 million to develop a 13-valent pneumococcal conjugate vaccine. As of the date of this annual report, we have paid a total of $1.2 million.

In August 2005, we entered into a distribution agreement with Glovax C.V., a Dutch biopharmaceutical company with operations in Mexico, pursuant to which we appointed Glovax to be the exclusive distributor of our vaccine products in the Mexican market. We obtained the registration approval for our H1N1 vaccine in Mexico on October 13, 2009, and GMP license for both Anflu and Healive from Mexico government. In April 2013, we obtained the commercial license for our Anflu in Mexico.

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

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In recent years, the CFDA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies can no longer be sold in China. According to the CFDA, there are approximately 40 vaccine companies in China, of which we believe approximately ten are our direct competitors. In addition, multinational companies have started to localize their vaccine production in China, which is expected to further intensify the competition.

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over both cheaper but not enough high quality vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in or have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales, although these advantages are not comprehensive

There are multiple vaccines products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to the hepatitis A vaccine, we consider Kunming Institute of Biological Product, Pukang Biological Co., Ltd., Changchun Institute of Biological Products and Changchun Changsheng Life Sciences Ltd as our major competitors. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in China. Finally, with respect to the influenza vaccines, we consider Hualan Biological Engineering Inc., Changchun Institute of Biological Products, GSK, Aleph Biological Co., Ltd. (Dalian Yalifeng) and Zhejiang Tianyuan as our major competitors.

And for the upcoming EV71 vaccine against HFMD, which is under the regulatory approval process, there are three companies under the similar stage, who are Kunming Institute of Biological Product, Beijing Vigoo Biological Co., Ltd and Sinovac. We consider Kunming Institute of Biological Product and Beijing Vigoo Biotech as our major potential competitors.

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

•                  post-sales service.

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

We have no patent protection for our hepatitis or influenza vaccines. We have nineteen issued patents and a number of pending patent applications relating to our vaccine products in the PRC.

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

We relied on administrative protection afforded new drugs through the monitoring period provided by the CFDA in the past. During the monitoring period, third parties’ applications for manufacturing or importing the same drug are not accepted by the CFDA. The administrative protection for Healive expired in December 2007 and Bilive expired in January 2008. We may get new drug protection for new products to be commercialized in China through the same way.

We maintain 15 registered trademarks in China, including (i) Sinovac, (ii) Sinovac Chinese name and its logo, (iv) Healive, its Chinese name and logo, (v) Bilive and its Chinese name, (vi) Anflu and its Chinese name, (vii) Panflu, its Chinese name and the logo, (viii) PANFLU.1 and its Chinese name, and (ix) Chinese name of EV71 vaccine. We have registered “Sinovac” trademark in Canada, Columbia, India, Malaysia, Philippines, Thailand and the United States and we have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany.

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the “科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴”in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known trademark”, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

We have registered our domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center.

Despite any measures we take to protect our intellectual property, we cannot assure you that unauthorized parties will not attempt to copy aspects of our products or manufacturing processes or otherwise infringe our proprietary technology or to obtain and use information that we regard as proprietary.

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB321 million ($51.5 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. Our worldwide product liability insurance of Healive, Anflu and Panflu (excluding USA and Europe) from 2013 to 2014 is limited. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products because such insurance program has not become available in China. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are carrying worldwide product liability insurance for Healive, Anflu and Panflu (excluding USA and Europe) from 2013 to 2014 with the premium of $21,000. We are currently negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “ITEM 3. Key Information — D. Risk factors—Risks related to our company—we could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

GMP Certificate. After receiving the on-site inspection notification for production permit, we should submit the GMP inspection application to the Center for Drug Certification as well. The Center for Drug Certification will arrange for the inspection on our facilities for both purposes of GMP inspection and production permit at the same time. If we pass the GMP inspection, CFDA will issue the GMP Certificate after we get the Production Permit. A GMP Certificate is used to approve the quality system, including quality assurance and quality control management, production management, material and product, qualification and validation, facility and equipment, etc. The CFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP Certificate.

Batch Approval. Our vaccine products cannot be distributed in the market before they obtain the batch approval. After we get the GMP certificate, we will start the commercial production, after which we need to apply for batch release approval by the NIFDC for the commercial lots. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The NIFDC will review the documents and test the samples and issue a batch approval within approximately two months, if our manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the CFDA. With the batch approval, we may distribute the approved batch of vaccines to the market.

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

A product permission number is valid for five years and we must apply for a renewal of our product permission number no later than six months prior to the expiration of our product permission number.

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

** Xiamen Bioway Group Co., Ltd., owns the remaining 26.91% equity interest in Sinovac Beijing.

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

We have two production lines located in the Peking University Biological Park (Haidian). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu, or the equivalent of 20 million doses of Panflu or 20 million doses of Panflu.1. In May 2013, our new filling and packaging line in Changping site was granted the new GMP certificate, after which we moved the filling and packaging activities to our Changping site.

We conduct research and development and manufacturing of animal vaccines in a 40,000-square-foot facility in Tangshan, Hebei province. In Tangshan, we obtained a state-owned land use certificate of a parcel of granted land with an area of approximately 214,200 square feet. We have obtained GMP license and production permission number for our animal rabies vaccine, which are valid for five years.

In February 2010, we acquired a land use right of approximately 312,400 square feet of land located in Changping District, Beijing, or Changping Site, with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) on 29,021 square meters (for a total consideration of approximately RMB123.6 million ($20.4 million). We have made all required payments by December 31, 2012. We have built a new filing and packaging line, EV71 production facilities and a warehouse on the Changping site. The new filling and packaging line and warehouse commenced operation in May 2013 and December 2010, respectively. The EV71 vaccine production line has a designed annual capacity of 20 million doses. The validation and commissioning for EV71 facility has been completed. We filed NDA for our EV71 vaccine in May 2013, which is under the technological review by CFDA. We financed the acquisition and construction of this site through short-term and long-term borrowings from commercial banks in China.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian has received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012.

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

A.                                    Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines against infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against hepatitis A, hepatitis B, influenza viruses and mumps. The following table sets forth certain information on our commercialized products.

Number of Doses Sold
Products	Date of Approval	2011	2012	2013
Healive	May 2002	2.7 million	3.7 million	4.1 million
Bilive	June 2005	1.8 million	2.6 million	2.5 million
Anflu	October 2005	2.2 million	2.9 million	3.4 million
Panflu(1)	April 2008	2.3 million	nil	3.0 million
Panflu.1(1)	September 2009	6.1 million	nil	nil
Mumps	September 2012	nil	nil	1.2 million
Rabend	August 2011	nil	5,000	0.2 million

(1)             We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order. In 2013, 3.0 million doses of Panflu products manufactured for the government stockpiling order were not used and expired. Sales of Panflu and Panflu. 1 generated revenues of $10.7 million in 2013.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We completed three phases of clinical trials on our EV71 vaccine and the phase III clinical results showed our EV71 vaccine candidate has an efficacy rate of 94.8% against HFMD among infants and young children. We filed NDA for our EV71 vaccine candidate in May 2013, which is under the technological review by CFDA. In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharide vaccine and rubella vaccine in early 2011. We filed an application for the clinical trial of varicella vaccine in January 2013.

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

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,000. Beijing Keding is owned by Dr. Weidong Yin and three other senior officers of Sinovac Beijing. We received the production license for Bilive from the CFDA in January 2005. In June 2005, we obtained the final PRC regulatory approval for production of Bilive. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received the final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered an agreement with the National Institute for Biological Standards and Controls, or NIBSC, an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes. In April 2008, Sinovac Beijing received a production license for H5N1 from the PRC government and started to produce H5N1 vaccines for the government-stockpiling program in June 2008.

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau).On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We paid $3.4 million in September 2012, including $2.9 million in royalties and upfront license fees and $0.5 million in withholding tax. As of December 31, 2013, royalty of $1.0 million was included in the account payable and accrued liabilities.

Amortization expense for these proprietary rights was $0.3 million, $0.2 million and $0.4 million in 2011, 2012 and 2013, respectively.

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

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Research and development programs
Animal rabies	$1,027	$165	$215
EV71 vaccine	1,945	10,889	2,571
Pneumococcal conjugate vaccine	435	858	1,358
Pneumococcal polysaccharide vaccine	435	858	440
Varicella vaccine	324	567	945
Mumps vaccine	1,480	1,410	227
Others	3361	2,297	2,628
Total	$9,007	$17,044	$8,384

R&D Project Status

Projects	Cost Incurred	Current Status	Estimated Completion Date	Estimated Cost to Completion	Funding
	(in thousands)			(in thousands)
EV 71 Vaccine	$18,565	NDA Review	2014-2015	$2,598	Sinovac Beijing
Pneumococcal Polysaccharide Vaccine (23 valent)	$2,649	IND Filed	2018	$22,789	Sinovac

Significant additional expenditures are generally required to complete clinical trials, set up designated production plant, apply for regulatory approvals, improve the production process, and bring product candidates to market. The eventual total cost of each clinical trial depends on a number of uncertain variables such as trial design, the length of trials, the number of clinical sites and the number of subjects. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. We anticipate that we will determine which of our early stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate.

EV71 vaccine against hand foot and mouth diseases, is our most important pipeline product. We completed three phases’ clinical trials for our EV71 vaccine and the clinical results showed that the vaccine has good safety, immunogenicity and efficacy profile. In February 2014, the phase III clinical results were published online on NEJM. The clinical results showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. The expenses of phase III clinical trial are estimated about RMB70 million ($11.2 million). We have completed the construction of an EV71 vaccine production plant with total capital expenditure of RMB19.1 million ($3.2 million)  in 2013and $23 million accumulatively.

We expect to obtain the new drug certificate for the EV71 vaccine and launch to the market between 2014 and 2015. However, the risks and uncertainties of this pipeline product are identified as follows:

•                  The technology used to produce the vaccine developed in the research and development stage will not meet the mass production requirements, therefore affecting the quality of the vaccine.

•                  The quality standard of the vaccine might be changed by the regulator. The regulatory process might be delayed, which is out of management’s control.

•                  The market demand for the vaccine will be diminished due to the reduced threat of hand, foot and mouth disease.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facility. The amount of deferred government grants as of year end is net of research and development expenditures or depreciation incurred. We received deferred government grants of RMB5,908,100 ($0.9 million) and RMB 5,179,235 ($0.8 million ) in 2012 and 2013, respectively.

Deferred government grants included RMB10,895,017 ($1.8 million) representing the unamortized portion of the RMB20 million government grants received by us in connection with the construction of a pandemic influenza vaccine production facility in 2007, with RMB1,800,065 ($0.3 million ) to be amortized in 2014 included in the current portion and RMB9,094,951 ($1.5 million) to be amortized after 2014 included in the non-current portion of government grants. The government grants require us to make the entire production facility available for manufacturing pandemic influenza vaccines upon request by the Chinese government and we have fulfilled such conditions. $0.3 million, $0.3 million and $0.3 million of the government grants relating to this production facility were recorded as a reduction to depreciation expenses in 2011, 2012 and 2013, respectively.

Deferred government grants also included RMB4,797,619 ($0.8 million) being the unamortized portion of the RMB6.2 million government grants that we received in 2009 for purchasing H1N1 vaccine production equipment, with RMB885,714 ($0.1 million ) to be amortized in 2014 included in the current portion and RMB3,911,905 ($0.6 million ) to be amortized after 2014 included in the non-current portion of government grants. We have fulfilled the conditions attached to such government grants and $82,000 and $0.1 million of the government grant were recorded as a reduction to depreciation expenses in 2012 and 2013, respectively.

Deferred government grants also included RMB600,000 ($99,000) being the unamortized portion of the amount that we received in 2013 for purchasing H5N1 vaccine production equipment, with RMB 85,714($14,000 ) to be amortized in 2014 included in the current portion and RMB514,286 ($85,000) to be amortized after 2014 included in the non-current portion of government grants. The grant will be recorded as a reduction to depreciation expense.

Deferred government grants also include RMB12,888,335 ($2.1 million) in relation to other research projects. As of December 31, 2013, we have not fulfilled the conditions attached to such government grants, and has recorded the grants as long-term deferred government grants.

We received RMB12 million ($2.0 million) loans bearing interest rate at 0.36% per year from Beijing Zhongguancun Development Group. The fair value difference (between the face value and the fair value using the effective interest rate method at our borrowing rate of 6.9%) is recorded as a government grant of $0.4 million.

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

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We generally obtain purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes title of the products. We provide certain customers with a right of return. Revenues for inactivated hepatitis A, combined inactivated hepatitis A and B and seasonal influenza vaccines are recognized when delivery has occurred and we estimate return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A and B vaccine are estimated based on historical return and exchange levels, as well as the inventory levels and the remaining shelf lives of the products in the distribution channel. As of December 31, 2013, sales return provision for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine were $2.2 million as compared with $1.7 million as of December 31, 2012. Sales return provisions accounted for 5.4% and 5.5% of private pay market sales of inactivated hepatitis A and combined inactivated hepatitis A and B vaccine in 2012 and 2013, respectively. We do not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports, as such no sales returns are estimated for these sales. The product return provisions for seasonal influenza vaccine are estimated based on actual sales returns and expected sales returns to the end of the flu season because the returned products are generally accepted before the end of the flu season. As of December 31, 2013, reserves for seasonal influenza vaccine returns were approximately $0.6 million, as compared with $1.3 million as of December 31, 2012. Revenues for animal and mumps vaccines without a right of return for customers are recognized when delivery has occurred. Revenues for animal and mumps vaccines with a right of return for customers are recognized when customers make payment as we currently do not have sufficient historical data to estimate returns for these products.

Deferred revenues generally relate to government stockpiling programs and advances received from customers. Under government stockpiling programs for H1N1 and H5N1 vaccines, we generally obtain purchase authorizations from the government for a specified amount of products at a specified price, and no right of return is provided by us. Revenues are recognized when the government takes delivery of the products. Expired products that have passed government inspection are recognized as revenues once cash is received by us.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2013, the Company provided 100% (2012: 100%) allowance for accounts receivable aged more than three years, approximately 56.3% (2012: 100%) allowance for accounts receivable aged between two year and three years, approximately 16.9% (2012: 48.5%) allowance for accounts receivable aged between one year and two years, and approximately 1.7% (2012: 4%) allowance for accounts receivable aged less than one year. For the year ended December 31, 2013, the Company changed its estimates of the allowance for doubtful accounts due to an improved historical trend of being able to collect accounts aged two years or more. The change in estimate resulted in an increase to operating income and net income attributable to stockholders by $0.8 million and $0.6 million respectively. In addition, basic and diluted earnings per share increased by $0.02 and $0.01, respectively. Our allowance for doubtful accounts as of December 31, 2013 was $2.4 million, compared to $2.9 million as of December 31, 2012. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The bad debt recovery was $0.5 million as of December 31, 2013 as compared with $0.9 million recovery as of December 31, 2012.

Inventory Provision

We write off all the unsold seasonal influenza vaccines at the end of the fiscal year. In addition, we estimate an inventory provision for the existing products in inventories after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiring date of Healive and Bilive inventory. The inventory provision in 2011, 2012 and 2013 was $4.0 million, $3.5 million and $1.4 million, respectively. The change of inventory provision is based on a review of our inventory expiration dates at year-end and estimated forecast sales.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in its impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgment are utilized. We recorded impairment charges on long-lived assets of $57,000 in 2013, as compared with $2.2 million in 2012 and $0.4 million in 2011.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses, over an estimated useful life of 3 to 10 years. The estimated life of intangible assets is inevitably subjective, however, whenever events or changes in circumstance indicates the carrying value may not be recoverable or, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2011, 2012 and 2013, there was no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2013:

	Changes from Reported Amount Based on Hypothetical 10% Decrease in Useful Life	As Reported	Changes from Reported Amount based on Hypothetical 10% Increase in Useful Life
Useful life	9/2.7 years	10/3 years	11/3.3 years
Amortization expense	$450	$411	$368
Income for the year	$7,403	$7,442	$7,485
Income per share	$0.13	$0.13	$0.14

Given the nature of estimating the useful life of long-term assets, it is not yet possible to provide a meaningful assessment of historical accuracy of the useful life estimates employed. It is very likely that the useful life of the licenses and permits will be different from the estimate employed, and the changes could be material. Changes in the estimated life of the licenses will not have a bearing on the total amount charged to operations over the life of the assets, but could change the results of operations and financial position in any given period.

Leases

Leases are classified as capital and operating depending on the terms and conditions of the lease agreement. Operating leases are expensed in the period in which they are incurred. There are no capital leases for the periods presented.

In 2004, we entered into two operating lease agreements with Sino Bioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB1,398,680 ($0.2 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increased from RMB452,600 ($75,000) to RMB1,357,800 ($0.2 million) per year.

In June 2007, we entered into another operating lease agreement with Sino Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $0.3 million (RMB2,043,270). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with Sino Bioway with respect to the expansion of Sinovac R&D’s business on research and development for an annual lease payment of $0.1 million (RMB861,202). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033. $0.3 million (RMB 1,852,919) representing prepaid lease payments made to this related party was included in current and long-term prepaid expenses and deposits as compared with $0.4 million (RMB 2,714,120) as of December 31, 2012.

Income Tax Valuation Allowance

In 2013, we recorded $2.6 million in short term deferred income tax asset and $0.1 million in long term deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. The Company evaluates its valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Recently Adopted Accounting Standards

Effective January 1, 2013, we adopted ASU 2013-02, Comprehensive Income: Reporting Amounts Reclassified out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. Adoption of this guidance does not have a material effect on our consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
	2011		2012		2013
	(in thousands, except for percentages)
Consolidated Statements of comprehensive income data
Sales	$56,842	100.0%	$49,216	100.0	$72,524	100.0%
Cost of sales	21,128	37.2%	19,100	38.8%	21,273	29.3%
Gross profit	35,714	62.8%	30,116	61.2%	51,251	70.7%
Operating expenses:
Selling, general and administrative expenses(1)	23,809	41.9%	33,280	67.6%	34,538	47.6%
Recovery for doubtful accounts	(167)	(0.3)%	(874)	(1.8)%	(504)	(0.7)%
Research and development expenses	9,007	15.8%	17,044	34.6%	8,384	11.6%
Loss on disposal and impairment of property, plant and equipment	455	0.8%	2,190	4.4%	88	0.1%
Government grants recognized in income	(764)	(1.3)%	(373)	(0.8)%	—	—
Total operating expenses	32,340	56.9%	51,267	104%	42,506	58.6%
Operating income (loss)	3,374	5.9%	(21,151)	(43)%	8,745	12.1%
Interest and financing expenses	(384)	(0.7)%	(775)	(1.6)%	(3,031)	(4.2)%
Interest income	1,397	2.5%	2,370	4.8%	2,168	3.0%
Other income (expenses)	280	0.5%	(77)	(0.2)%	263	0.4%

Income (loss) before income taxes and non-controlling interests	4,667	8.2%	(19,633)	(39.9)%	8,145	11.2%
Income tax benefit (expenses)	(5,066)	(8.9)%	884	1.8%	2,225	3.1%
Net income (loss)	(399)	(0.7)%	(18,749)	(38.1)%	10,370	14.3%
Less: income (loss) attributable to non-controlling interests	445	(0.8)%	(3,896)	7.9%	2,928	4.0%
Net income (loss) attributable to the stockholders of Sinovac	$(844)	(1.5)%	$(14,853)	(30.2)%	$7,442	10.3%

(1)             Includes stock-based compensation of $0.2 million, $0.3 million and $0.3 million in 2011, 2012 and 2013, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, or VAT, sales returns, trade discounts and allowances. See “ITEM 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and final and there is reasonable assurance of collection of the sales proceeds; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and vaccinees, and our ability to maintain or increase prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and vaccines is influenced by the performance, promotion and academic research, and pricing of our products.

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

Pricing

To gain market penetration, we price our Healive at levels that we believe offer attractive economic returns to CDCs and their end customers, such as hospitals, taking into account the prices of competing products in the market. We believe that our Healive and Bilive are competitively priced compared to hepatitis vaccines available in China. In the public market, we price our Healive in reference to the price guidance set up by the government and adjust the price from time to time as we judge necessary to win the bid. We price Anflu competitively to offer attractive economic returns to CDCs. The prices of our products are lower than those of foreign imports. Panflu and Panflu.1 pricing were determined on a cost plus basis in consultation with the government.

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

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2011, 2012 and 2013 amounted to $21.1 million, $19.1 million and $21.3 million, respectively, of which idle capacity amounted to $1.2 million, $3.1 million and $2.2 million, respectively. We produce our products and conduct the final product packaging in-house.

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

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially Bilive and Anflu. We expect the sales and marketing expenses for Bilive will increase in 2014 as we will increase the selling activities on this product in the private market.

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

Taxes and incentives

Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Income tax returns filed by us and its active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004 and Sinovac R&D and Sinovac Dalian for the year since 2010.

On January 1, 2008, the EIT Law became effective. This EIT Law eliminated the previous preferential tax treatment that was available to the foreign invested enterprises, or FIEs, but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the EIT Law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” (HNTE) status according to the new criteria and obtained the certificate on September 19, 2011. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2011 to 2014. The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the HNTE criteria. Tangshan Yian is subject to a 25% income tax rate. The unified income tax rate of 25% is also applicable to Sinovac R&D and Sinovac Dalian until they obtain HNTE certificates.

The EIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the EIT Law, “de facto management organization” means the organization which is essentially in charge of overall management and control with respect to the operation, personnel, books and accounts, and assets of the enterprise in question. As substantially all members of the management continue to be located in the PRC, we and our Hong Kong subsidiary may be deemed a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25% on its worldwide income. The dividends that we receive from its PRC subsidiaries would be exempt from PRC withholding tax but be subject to income tax at 25% if we are recognized as a PRC tax resident. However, the administration of laws and regulations in China is subject to a certain degree of discretion by the government authorities. In practice, the risk of Sinovac Hong Kong being deemed as a PRC tax resident is remote under the prevailing tax laws and regulations.

Pursuant to the arrangement between Hong Kong and PRC for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect To Taxes on Income, dividends paid by a mainland PRC tax resident company to a Hong Kong tax resident company may be taxed in the PRC if the beneficial owner of the dividends is a resident of Hong Kong, the tax so charged shall not exceed 10% of the gross amount of the dividend or 5% of the gross amount of the dividend when the beneficial owner is a company directly owns at least 25% of our capital which pays the dividends.

According to Guoshuihan [2009] No. 601, or Circular 601, the beneficial owners means persons who possess ownership and right of control on their proceeds or rights or properties generated from such proceeds. The beneficial owners generally engage in substantive operation activities whereas agents and conduit companies for tax evasion purposes are not beneficial owners. Circular 601 sets out several key factors for determining the existence of substantive operation activities, such as size of assets, number of employees, size of business and effective control over the shares. The tax authority determines if an applicant satisfies the definition of a beneficial owner by applying the substance over form principle. However, due to the lack of specific guidance on the execution of the substance over form principle in practice, the qualification of a beneficial owner is subject to the in-charge tax authority’s judgment and discretion.

In addition, whether the favorable rate will be applicable to dividends received by a Hong Kong company from its PRC subsidiaries is subject to the approval of the PRC tax authority in-charge which has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. In May 2012, Sinovac Hong Kong was granted by the in-charge tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2012 to 2014. However, the higher level tax bureau has the authority to re-assess the approval of the preferential divided withholding tax rate granted by the in-charge tax bureau. It is uncertain if the higher level tax bureau will re-assess the approval granted by the in-charge tax bureau, or if the higher level tax bureau will agree with the approval issued by the in-charge tax bureau when a re-assessment is conducted. If Sinovac Hong Kong had not been subject to the preferential tax rate of 5%, the recovery of withholding tax expenses would have been decreased by approximately $0.9 million for the year ended December 31, 2012. Basic and diluted loss per common share would have been decreased by approximately $0.02 for the year ended December 31, 2012. On January 18, 2012, the withholding tax on dividends declared to Sinovac Hong Kong with amount of $0.8 million was paid. As of December 31, 2013, the deferred tax liability related to the withholding tax on undistributed earnings of Sinovac Beijing was $nil.

We were incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, we could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by its subsidiaries have not been recorded in the financial statements.

We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

The valuation allowance relating to losses carried forward of Tangshan Yian, Sinovac R&D and Sinovac Dalian are still required as realization of this element of the potential tax benefit is still uncertain. The potential tax benefits arising from the losses incurred by Tangshan Yian, Sinovac R&D and Sinovac Dalian have not been recorded in the financial statements. The tax losses of the PRC subsidiaries in the amount of RMB263.2 million ($43.5 million ) can be carried forward for five consecutive years against profits starting from 2014 and will expire ranging from 2015 to 2018.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Sales. Total sales for 2013 increased by 47.4% to $72.5 million from $49.2 million in 2012. Excluding revenue recognition of Panflu under the government stockpiling program in 2013, regular sales of Healive, Bilive, Anflu, mumps vaccine and RabEnd increased by 25.5% to $61.8 million in 2013 from $49.2 million in 2012. The increased sales mainly derived from the growth of sales of Healive and Anflu.

The table below sets forth a breakdown of our sales by product:

	Twelve months ended December 31
Sales	2012	2013
	(in thousands)
Hepatitis A vaccine	$26,420	$20,141
Hepatitis A&B vaccine	20,782	19,810
Influenza vaccines	12,156	9,191
Animal vaccine	750	50
Mumps vaccines	1,680	24
Regular sales subtotal	61,788	49,216
H5N1 vaccine	10,736	—
Total sales	$72,524	$49,216

Gross Profit. Gross profit in 2013 increased by 70.2% to $51.3 million from $30.1 million in 2012. Gross margin increased to 70.7% in 2013 from 61.2% in 2012. Excluding the impact of Panflu sales under the government-stockpiling program in 2013, gross margin increased to 72.6% in 2013 from 61.2% in 2012. Higher gross margin was mainly driven by the improved operational management, which resulted in less inventory provision charged to the cost of sales, as well as increased selling price of some of our products.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include nonproduction related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees.

Selling, general and administrative expenses for 2013 were $34.5 million, which was maintained at a similar level of $33.3 million for 2012.

We recorded stock-based compensation of $0.3 million in 2013 compared to $0.3 million in 2012. As of December 31, 2013, we had unrecognized compensation costs of $0.5 million. This unearned component will be recognized over a period of 27 months.

Research and Development Expenses. Research and development expenses in 2013, which primarily represented amounts spent on the advancement of the pipeline vaccines, including EV71, pneumococcal vaccines and varicella vaccine, decreased to $8.4 million from $17.0 million in 2012. The decrease was mainly due to the completion of the phase III clinical trial of EV71 vaccine candidate in the first quarter of 2013.

Interest and Financing Expenses. Interest and financing expense increased by 291.4% to $3.0 million in 2013 from $0.8 million in 2012. The increase was mainly due to the $13.9 million increase in total borrowings as of December 31, 2013 over December 31, 2012. The construction of Changping site was completed and interest expenses were no longer capitalized in 2013. There were $1.5 million and $65,000 interest subsidy received in 2012 and 2013, respectively.

Income Taxes Expenses. We had an income tax benefit of $2.2 million in 2013, compared to an income tax recovery of $0.9 million in 2012. The income tax recovery resulted from recognition of deferred tax assets as Sinovac Beijing returned to profitability and deferred tax assets are expected to be realized in the future.

Net Income (loss). Net income attributable to stockholders of Sinovac was $7.4 million in 2013, compared to a net loss of $14.9 million in 2012.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales. Sales of core vaccines (including Healive, Bilive and Anflu) in 2012 increased by 40.2% to $49.1 million from $35.0 million in 2011. Total sales decreased by 13.4% from $56.8 million total in 2011 because we had significant sales of non-core pandemic vaccines in 2011.

Revenue generated from sales of hepatitis vaccines increased by 48.3%. In 2012, we adjusted our sales strategy to adapt to the overall hepatitis vaccines market in China where both private market and public market exist. Our competitors, mainly multinational companies, withdrew their hepatitis A vaccine and hepatitis A and B vaccine because they were unable to meet the product standard specified in the 2010 pharmacopeia. We are the only supplier of hepatitis A and B vaccine in China and one of the two key suppliers of inactivated hepatitis A vaccine. As a result, sales of Bilive increased by 56% compared to the sales of 2011, while sale of Healive to the public market increased by 30% compared to 2011.

There were no sales of H1N1 and H5N1 vaccines in 2012. Sales of H1N1 and H5N1 vaccines represented 24.6% and 13.7%, respectively, of total revenue in 2011. The H1N1 and H5N1 vaccines were all sold to the PRC government. Our sales of H1N1 and H5N1 vaccines were dependent on government stockpiling purchases which were, in turn, dependent on expectation of disease outbreaks. The introduction or suspension of government stockpiling purchases had a material effect on our total sales. The table below sets forth a breakdown of our sales by product:

	Twelve months ended December 31
Sales	2011	2012
	(in thousands)
Hepatitis A vaccine	$20,141	$14,217
Hepatitis A&B vaccine	19,810	12,722
Influenza vaccines	9,191	8,113
Animal vaccine	50
Mumps vaccines	24	—
Regular sales	49,216	35,052
H1N1 vaccine		14,008
H5N1 vaccine		7,782
Total sales	$49,216	$56,842

Cost of Sales. Cost of sales decreased by 9.6% to $19.1 million in 2012 from $21.1 million in 2011. Cost of sales decreased in 2012 mainly as a result of (i) the total sales decreased by 13.4% from $56.8 million in 2011, and (ii) sales return provision of hepatitis vaccines as a percentage of private market sales decreased from 8.3% in 2011 to 5.3% in 2012. By better matching production to demand, we were able to reduce production costs as a proportion of revenue.

Gross Profit. Gross profit decreased by 15.7% to $30.1 million in 2012 from $35.7 million in 2011. Gross profit margin was 61.2% and 62.8% for 2012 and 2011, respectively. The inventory write-offs and provision, included in the cost of sales, reduced the gross profit margin by 7.1% and 6.3% for 2012 and 2011, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, include nonproduction related wages and salaries, stock-based compensation, consulting fees, travel, occupancy, advertising, public company costs and professional fees.

Our SG&A expenses increased by 39.9% to $33.3 million in 2012 from $23.8 million in 2011. Our selling expenses increased by 29.3% to $15.9 million in 2012 from $12.3 million in 2011. In 2012, G&A expenses increased due to the ongoing preparation costs for GMP upgrade for existing manufacturing facilities in both Changping and Shangdi sites, Changping facilities validation costs, the salaries and wages for the employees and cost for the Changping project.

In 2012, we realigned our sales and marketing efforts to better address the changing Chinese vaccine market. Selling expenses increased as a result of increased selling activities for selling Bilive in the private market, expanded sales team to cover a wider geographic area, and increased compensation to sales professionals to improve employee retention.

We recorded stock-based compensation of $0.3 million in 2012 compared to $0.2 million in 2011. As of December 31, 2012, we had unrecognized compensation costs of $0.8 million. This unearned component will be recognized over a period of 39 months.

Research and Development Expenses. Research and development expenses increased by 89.2% to $17.0 million from $9.0 million in 2011, primarily representing amounts spent on vaccines for EV71, pneumococcal conjugate, mumps and rabies in animals. These amounts are net of government grants to fund these activities. PRC government research and development grants are offset against the qualified research and development expenses as applicable, incurred in the period the conditions imposed by government authorities are fulfilled. In 2012, we received government grants of $0.6 million mainly related to the research and development of EV71, of which $0.1 million was offset against the qualified EV 71 clinical trial expenses and the remaining $0.4 million was deferred to offset future qualified research and development expenses. In 2012, we offset government research grant of $0.1 million against qualified research and development expenses compared to $0.7 million in 2011.

Interest and Financing Expenses. Interest and financing expense increased by 101% to $0.8 million in 2012 from $0.4 million in 2011. The increase was mainly due to the $12.5 million increase in total borrowings as of December 31, 2012 over December 31, 2011. In 2012 and 2011, we received $1.5 million and $0.7 million of interest subsidy related to Changping facility construction project, respectively, which were recorded as a reduction to interests capitalized.

Income Taxes Expenses. We had income tax benefit of $0.9 million in 2012, compared to an income tax expense of $5.1 million in 2011. The income tax benefit was attributable to the recovery withholding tax expenses of $0.9 million as Sinovac Hong Kong was granted a preferential withholding tax rate of 5% on dividends declared by Sinovac Beijing in May 2012, and $17,000 resulting from non-current deferred tax assets.

Net Loss. Net loss attributable to stockholders of Sinovac increased to $14.9 million in 2012 from a net loss of $0.8 million in 2011.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$13,936	$(16,254)	$5,576
Net cash used in investing activities	(13,790)	(16,151)	(5,176)
Net cash provided by financing activities	613	17,330	14,419
Exchange gain on cash and cash equivalents	1,943	2,029	1,182
Increase (decrease) in cash and cash equivalents	2,702	(13,046)	16,001
Cash and cash equivalents at beginning of period	101,585	104,287	91,241
Cash and cash equivalents at end of period	$104,287	$91,241	$107,242

Net cash provided by operating activities was $5.6 million in 2013, compared to cash used in operating activities of $16.3 million in 2012. Net cash provided by our operating activities in 2013 resulted primarily from (1) our net income of $10.4 million, (2) an increase in inventory provision of $1.4 million, (3) depreciation of property, plant and equipment and amortization of licenses of $6.7 million, (4) an decrease in accounts receivable of $7.3 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Net cash used in operating activities was $16.3 million in 2012, compared to cash provided by operating activities of $13.9 million in 2011. Net cash used in our operating activities in 2012 resulted primarily from (1) our net loss of $18.7 million, (2) an increase in long-lived assets impairment of $2.2 million, (3) an increase in deferred revenue of $1 million, (4) an decrease in prepaid expenses and deposits of $913,084. These items were partially offset by (1) an increase in inventory provision of $3.5 million, (2) depreciation of property, plant and equipment and amortization of licenses of $4.5 million, (3) a decrease in accounts receivable of $4.3 million. For a more detailed analysis of our accounts receivable, see “— Accounts Receivable” below.

Investing Activities

Net cash used in investing activities was $5.2 million in 2013, compared to $16.2 million in 2012. We used less cash to acquire property, plant and equipment in 2013 as there were no major construction projects.

Net cash used in investing activities was $16.2 million in 2012, compared to $13.8 million in 2011. In 2012, cash used in investing activities was mainly to acquire property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $14.4 million in 2013 compared to $17.3 million in 2012. In 2013, net cash provided by our financing activities included net proceeds of $0.8 million from issuance of common shares and government funding of $0.8 million We also received loan proceeds of $16.8 million and made loan repayments of $4.1 million in 2013.

Net cash provided by financing activities was $17.3 million in 2012 compared to $0.6 million in 2011. In 2012, net cash provided by our financing activities included net proceeds of $0.5 million from issuance of common shares and government funding of $2.4 million. We also received loan proceeds of $16.8 million and made loan repayments of $4.8 million. We paid dividends of $0.8 million to and received loan repayment of $3.2 million from non-controlling interest shareholders in Sinovac Beijing in 2012.

Accounts Receivable

Our total accounts receivable, including other receivables increased by $8.5 million to $31.9 million as of December 31, 2013 from $23.4 million as of December 31, 2012. Our average accounts receivable turnover time in 2013 was 175 days, as compared to 153 days in 2012. The decrease in our average turnover time was mainly due to more effective credit control.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	December 31,
	2012	2013
	(in thousands)
Aging within one year	$22,065	$29,565
Aging greater than one year, net of allowance for doubtful accounts	605	1,749
Total trade receivable — net	$22,670	$31,314

Borrowings

As of December 31, 2013, we had $16.2 million in short-term borrowings, offset by $107.2 million in cash, resulting in a liquid assets balance of $91 million, compared with $87.9 million at the end of 2012. We hold our cash and cash equivalents in interest-bearing dollar and renminbi denominated accounts at domestic commercial banks. The following table summarizes our borrowings as of December 31, 2013:

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Loan from Beijing Zhongguancun Development Group	RMB12 million ($2.0 million)	0.36%	yearly	February 24, 2016	EV71 vaccine research

The total loan is RMB12 million ($2.0 million), of which RMB6 million was received in 2012 and the second RMB6 million was received on February 25, 2013. The loan is unsecured and due on February 24, 2016. The Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property during the term of the loan. We can repay the loan at any time during the term of the loan. The fair value difference (between the face value and the fair value using the effective interest rate method at our borrowing rate of 6.9%) is recorded as a government grant, which was $0.4 million in 2013 as compared with $0.2 million in 2012.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB10 million ($1.7 million)	7.4% floating(1)	monthly	September 23, 2014	operation

Sinovac Dalian entered into a bank loan agreement with Bank of China with a credit line of $3.3 million (RMB 20 million). The first RMB5 million ($0.8 million) was drawn down on March 13, 2013 and repaid on March 12, 2014. The second RMB5 million ($0.8 million) with an annual interests of 7.4% that are payable monthly was received on September 24, 2013 and is repayable on September 23, 2014. Land and buildings of Sinovac Dalian with a net book value of RMB60.0 million ($9.9 million ) were pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB146,069,905 ($24.1 million)	6.4% floating(2)	quarterly	November 13, 2015	construction of Changping facility

The loan is for construction of the Changping facility and has a maximum credit facility amount of RMB200 million ($33.0 million ). The loan is repayable in four equal installments on May 13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. We also obtained a credit line with a maximum quota for issuing letter of credits of RMB80 million ($13.2 million ) with the same bank. Land and buildings of Sinovac Beijing with a net book value of RMB126.5 million ($20.9 million ) were pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB50 million ($8.3 million)	6.15% floating(2)	monthly	December 12, 2015	operation and production

The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured. 10%, 10% and 80% of the principal amount is repayable in 2013, 2014 and 2015, respectively. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, current ratio must not be lower than 1, contingent liabilities must not be higher than RMB91 million ($15.0 million), and contingent liability as a percentage of total stockholders’ equity must not be higher than 10%.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB88 million ($14.5 million)	6.4% floating(2)	monthly	February 9, 2015	purchase of Changping facility

The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly. Land and building of the Changping facility of Sinovac Beijing with a net book value of RMB46.97 million ($7.8 million) were pledged as collateral. RMB1 million ($0.2 million ) was repaid on June 20, 2013 and RMB1 million ($0.2 million) was repaid on December 20, 2013. RMB2 million ($0.3 million) is due in 2014 and the remaining balance is due in 2015.

(1)         Annual interest rate at 10% above Bank of China’s prime rate for loans of six months to one year plus 1.456% of financing fee per year.

(2)         Annual interest rate at the bank’s prime lending rate and adjusted every 12 months.

Our weighted average effective interest rate was 6.71%, 7% and 6.6% for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Capital Expenditures

We made capital expenditures of $15.5 million, $16.2 million and $5.2 million in 2011, 2012 and 2013, respectively. We spent $5.4 million to build up Changping facility and $9.2 million on purchasing equipment in 2013. As of December 31, 2013, our commitments of capital expenditures were approximately $1.4 million primarily for manufacturing facility expansion and purchase of Changping facility. We will finance such commitments through short-term and long-term borrowings, proceeds from our public offering in 2010 and cash generated from operations.

C.            Research and Development, Patents and Licenses, Etc.

See discussions under “— ITEM 5A. Research and Development Programs.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.              Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2013 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in thousands)
Contractual obligations	—	—	—	—	—
Debt obligations including amount owing to related party (including interest)	$55,394	$20,159	$35,235	$—	$—
R&D expenses, liabilities and commitment	181	181		—	—
Operating lease obligations	8,703	847	1,694	1,694	4,468
Purchase of facilities commitments	1,400	1,400	—	—	—
Accounts payable and accrued liabilities	28,037	28,037	—	—	—
Total	$93,712	$50,621	$36,929	$1,694	$4,468

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	49	Chairman, President, Chief Executive Officer
Simon Anderson(1)(2)(3)	52	Independent Director
Yuk Lam Lo(1)(2)(3)	65	Independent Director
Kenneth Lee(2)(3)	46	Independent Director
Meng Mei(1)(2)(3)	59	Independent Director
Nan Wang	47	Chief Financial Officer, Vice President
Ming Xia	40	Vice President, Sales and Marketing

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

Mr. Kenneth Lee has served as a director on the board of our company from May 2011 to July 2012. In July 2012, he was determined by the Board to be an independent director under NASDAQ Rules and was appointed as a member of Compensation Committee and Corporate Governance and Nominating Committee. He is a Partner at SAIF Partners, which is one of the largest and most successful growth venture capital funds focused on China. SAIF Partners IV L.P. is the largest shareholder in Sinovac Biotech Ltd. Mr. Lee has close to 20 years of experience across private equity investment, corporate finance, and business development in China. Before becoming a member of the SAIF team in 2007, he had served as the Chief Financial Officer of Topsec Holdings from 2006 to 2007. From 2004 to 2005, he worked as a Principal at RimAsia Capital Partners. Prior to RimAsia Capital Partners, Mr. Lee served in various positions at Delta Associates, the exclusive advisor to Asia Equity Infrastructure Fund, CNK Telecommunications Limited, H&Q Asia Pacific, and Salomon Brothers Inc. in New York. Currently, he is a non-executive director on the boards of four Chinese portfolio companies publicly listed on the stock exchanges of USA and Hong Kong and a board director for four other private Chinese companies backed by SAIF Partners. Mr. Lee is a graduate of Amherst College in Massachusetts, USA. He is a Trustee of International School of Beijing.

Mr. Meng Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of compensation committee, and member of the audit and corporate governance and nominating committees. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies. He has been the director of TusPark’s development Center since its inception. Mr. Mei is also the Chairman of TusPark Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusPark is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur. Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

Ms. Nan Wang has served as our chief financial officer since June 2013 and our vice president of Sinovac Beijing since 2001. Ms. Wang served as the Vice General Manager of Sinovac Beijing from 2001 to 2013 where she oversees business development and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at SinoBioway. Ms. Wang received her bachelor’s degree in biology from Peking University and her master degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

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

B.            Compensation

In 2013, the aggregate cash compensation paid to our directors and executive officers was approximately $756,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of executive officers is made based on our annual performance in different functions. Each vice president’s bonus is determined based on a comparison of their actual performance in each of the functional areas they supervise objectives set at the beginning of the years. The bonus payoff plan is approved by our board they are serving.

Our board of directors and shareholders have authorized two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. The following table summarizes, as of March 31, 2014, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2003 Stock Option Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price ($/Share)		Grant Date	Expiration Date
Yuk Lam Lo	50,000	1.60		January 20, 2009	January 19, 2015
Ming Xia	31,500	2.37		December 26, 2011	December 25, 2017
Other individual as a group	822,900
Total Outstanding Options	904,400	2.14	*

* Weighted Average Exercise Price

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

•                  Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2013, options to purchase an aggregate of 904,400 of our common shares were issued and outstanding and an aggregate of 4,017,800 common shares have been issued pursuant to options issued under the 2003 Plan.

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

Eligibility

We may grant awards to our directors, officers, advisors and employees of us and our wholly owned subsidiaries and any entity which may thereafter be established.

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

Award Agreement

Awards granted under the plans will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. The award agreement should be signed by the employee and a director or an officer of us. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

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

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

Compensation Committee

Our compensation committee consists of Messrs. Simon Anderson, Yuk Lam Lo, Kenneth Lee and Meng Mei, and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Securities Exchange Act of 1934. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2013, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all our powers to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

D.            Employees

As of December 31, 2011, 2012 and 2013, we had 614, 652 and 715 full-time employees, respectively. Of our workforce as of December 31, 2013, about 95 employees are primarily engaged in research and development and 170 employees are engaged in sales and marketing. We consider our relationship with our employees to be good.

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2013, by:

•                  each of our directors and executive officers; and

•                  each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 55,570,361 common shares outstanding as of December 31, 2013. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,207,500	11.17%
Simon Anderson	50,000	*
Yuk Lam Lo	50,000	*
Nan Wang	48,000	*
Ming Xia	63,000	*
Institutional Shareholders (as of December 31,2013)
SAIF Partners IV(1)	10,595,720	19.07%
Wellington Management Company, LLP(2)	3,888,473	7%
1 Globe capital, L.L.C(3)	3,385,776	6.09%
SJ Strategic Investments, L.L.C.(4)	2,115,083	3.8%

*        Less than 1%.

(1)         According to the 13-D Filing made by SAIF Partners on December 29, 2011

(2)         According to the 13-D Filing made by Wellington Management Company, LLP on December 31, 2013

(3)         According to the 13-D Filing made by 1 Globe capital, L.L.C on April 29, 2013

(4)         According to the 13-D Filing made by SJ Strategic Investments, L.L.C on February 14, 2014

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2013, 55,570,361 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares are held by the record shareholders in the United States.

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

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB1,398,680 ($0.2 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB452,600 ($74,764) to RMB1,357,800 ($0.2 million) per year.

In June 2007, we entered into another operating lease agreement with Sino Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of RMB2,043,270 ($0.3 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with Sino Bioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of RMB861,202 ($0.1 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of each of the operating lease agreements was extended to April 7, 2033.

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow $3.3 million (RMB 20 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. Interest is payable monthly. The loan is repayable on March 14, 2014.

Share Options

See ITEM 6.B. “Directors, Senior Management and Employees — 2003 Stock Option Plan” and “Directors, Senior Management and Employees — 2012 Share Incentive Plan.”

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

Furthermore, under the PRC Enterprise Income Tax Law promulgated on March 16, 2007, and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the stockholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The State Administration of Taxation has the authority to re-assess the approval of the preferential dividend withholding tax rate granted by the local tax bureau.

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

	Sales Price
	High	Low
Annual High and Low
2009	$12.50	$1.02
2010	7.78	3.50
2011	4.92	1.91
2012	3.50	1.64
2013	6.57	3.00
Quarterly High and Low
First quarter 2012	2.36	1.92
Second Quarter 2012	2.45	1.64
Third Quarter 2012	2.83	2.04
Fourth Quarter 2012	3.50	2.28
First quarter 2013	5.09	3.00
Second Quarter 2013	4.40	3.16
Third Quarter 2013	6.27	3.80
Fourth Quarter 2013	6.57	5.34
First Quarter 2014	8.14	5.98
Monthly High and Low
October 2013	6.46	5.34
November 2013	6.45	5.45
December 2013	6.57	5.58
January 2014	7.23	5.98
February 2014	7.10	6.00
March 2014	8.14	6.35
April 2014(through April 14, 2014)	$7.47	$6.01

B.            Plan of Distribution

Not applicable.

C.            Markets

Our common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol “SVA.”

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our common shares. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income.

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013.

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

PRC Taxation

Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. Dividends received by us from our PRC subsidiaries may be exempt from PRC withholding tax.

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

F.     Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.     Subsidiary Information

For a listing of our subsidiaries, see “Item 4. C. Information on the Company — Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and most of our costs and our expenses are denominated in renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of common shares through a private placement and proceeds from our public offering of common shares. Furthermore, the renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Sweden and United Kingdom may be affected by fluctuations in the value of renminbi against the currencies of those countries. We also incur professional, investor relations, director compensation and miscellaneous fees related to our operations as a public company that are denominated in U.S. dollars.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since reaching a high against the U.S. dollar in July 2008, however, the renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its August 2008 high but never exceeding it. As a consequence, the renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the renminbi more flexible. The PRC Government Working Report published in early March 2014 states that the government will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2013 into renminbi at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, such a cash balance would have been RMB6.05 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased to RMB6.0 million as of December 31, 2013.

Our financial statements are expressed in U.S. dollars but our subsidiaries’ functional currency is renminbi. The value of our shares will be affected by the foreign exchange rate between U.S. dollars and renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the renminbi against the U.S. dollar could result in a change to our statements of comprehensive income and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 6.71%, 7% and 6.6% for the years ended December 31, 2011, 2012 and 2013. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $0.5 million based on our outstanding indebtedness as of December 31, 2013.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. Material Modifications to the Rights of Security Holders

None.

E.            Use of Proceeds

On February 2, 2010, we completed a follow-on public offering of our common shares. In this follow-on offering, we issued and sold an aggregate of 11,500,000 common shares at $5.75 per share. The common shares offered and sold were registered pursuant to the registration statement on Form F-3 (File Number: 333-163165) effective on November 30, 2010 and the registration statement on Form F-3 (File Number: 333-164559) effective on January 27, 2010. UBS Securities LLC and Piper Jaffray & Co. were the representatives of the underwriters of the offering. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have spent approximately $16.4 million in acquisition of Sinovac Dalian and invested $10.0 million in research and development and other operating activities of operational entity in PRC.

We intend to use the remaining net proceeds we received from this offering for the following purposes:

•                  up to $13.6 million to fund the expansion of production facilities for our pipeline products;

•                  up to $5.0 million to fund the research and development of our product candidates; and

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria established within the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Ernst & Young Hua Ming LLP, an independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

As previously reported, we identified the material weakness as of December 31, 2012 related to our financial statement close process with respect to ineffective review of the supporting documents and calculation of adjustments, which was subsequently remedied in 2013.

We implemented a number of changes in our internal control over financial reporting during the year ended December 31, 2013. As of December 31, 2013, we have fully remediated the aforementioned material weakness in our internal control over financial reporting. Our remedial actions included the following:

•                  Strengthened the financial management and internal control management consciousness by conducting more internal trainings and specifying job division and segregation of duties;

•                  Updated and revised the internal control procedures over financial statement close process and set up new internal control over new business cycles to confirm that the design of control is complete and effective for implementation;

•                  Improved the efficiency of internal communication and information transfer between business department and financial department;

•                  Strengthened the substantive review of the supporting documents and calculation of adjustments of key business control process and the financial statement close process;

•                  Strengthened the monitoring and assessment of the operating effectiveness of internal control system.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP audited our financial statements for the year ended December 31, 2012. We changed our independent auditor for the year ended December 31, 2013 from Ernst & Young LLP to Ernst & Young Hua Ming LLP. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP and Ernst & Young Hua Ming LLP, for the periods indicated below.

	2012	2013
Audit fees(1)
- Ernst & Young LLP	$0.9 million	0.2 million
- Ernst & Young Hua Ming LLP	—	0.4 million
Audited-related fees(2)	—	—
Tax fees	—	5,000

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years. $0.5 million related to the audit of our annual financial statements for 2012 was billed and paid in 2013 which was already included in 2012 audit fee of $0.9 million as disclosed above. As such this amount is not included in 2013 audit fee of $0.6 million.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 14, 2013, Ernst & Young LLP notified us that it would not stand for re-election as our registered independent public accounting firm. We appointed China-based Ernst & Young Hua Ming LLP as our registered independent public accounting firm effective from May 14, 2013. The auditor change was approved by our audit committee, our board of directors and our shareholders.

The audit report of Ernst & Young LLP expressed an unqualified opinion on the consolidated financial statements of our company as of and for the year ended December 31, 2012.

During the two fiscal years ended December 31, 2012, we did not have any “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the fiscal year ended December 31, 2012.

During the two fiscal years ended December 31, 2012, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended December 31, 2012, neither we nor anyone on our behalf consulted Ernst & Young Hua Ming LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Ernst & Young Hua Ming LLP provided to us a written report or oral advice that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Ernst & Young LLP, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Ernst & Young LLP and requested that Ernst & Young LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Ernst & Young LLP’s letter dated April 16, 2014 is attached as Exhibit 4.20.

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
4.10

Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11

Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12

Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13

Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14

Asset Acquisition Agreement dated February 10, 2010 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)

4.15

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.16

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.17

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.18

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.19

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.20*	Letter dated April 16, 2014 from Ernst & Young LLP

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Ernst & Young LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F

EXHIBIT INDEX

Exhibit Number	Description of Document
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
4.11

Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12

Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13

Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jingang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14

Asset Acquisition Agreement dated February 10, 2010 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)

4.15

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.16

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.17

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.18

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.19

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.20*	Letter dated April 16, 2014 from Ernst & Young LLP

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Ernst & Young LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 16, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheet of Sinovac Biotech Ltd. as of December 31, 2013, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2013, and the consolidated results of its operations and its cash flows for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 16, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 16, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinovac Biotech Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2013 of Sinovac Biotech Ltd., and our report dated April 16, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 16, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheet of Sinovac Biotech Ltd. as of December 31, 2012, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. as of December 31, 2012, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Vancouver, Canada

April 29, 2013

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2012	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$91,241	$107,242
Accounts receivable — net (notes 3 and 9)	23,440	31,927
Inventories (note 4)	10,530	14,329
Prepaid expenses and deposits (including prepaid expenses to related party of 2012 - $156, 2013 - $161) (note 12 (b))	1,072	1,150
Deferred tax assets (note 10)	—	2,602

Total current assets	126,283	157,250

Property, plant and equipment (notes 6 and 9)	69,171	67,963
Prepaid land lease payments (note 7)	10,912	10,948
Long-term inventories (note 5)	28	2,781
Long-term prepaid expenses (including prepaid expenses to related party of 2012 - $261, 2013 - $145) (note 12 (b))	290	154
Prepayments for acquisition of equipment	483	708
Deferred tax assets (note 10)	446	117
Licenses (note 8)	1,150	772
Total assets	$208,763	$240,693

LIABILITIES AND EQUITY

Current liabilities
Bank loans and current portion of long-term debt (note 9)	$3,329	$16,217
Current portion of loan from a non-controlling shareholder (note 12(a))	—	3,324
Accounts payable and accrued liabilities (note13)	24,778	28,037
Income tax payable (note 10)	239	246
Deferred revenue (note 19)	1,378	875
Deferred government grants (note 18)	431	458
Total current liabilities	30,155	49,157

Deferred government grants (note 18)	4,069	4,746
Long-term debt (note 9)	31,181	32,146
Loan from a non-controlling shareholder (note 12(a))	3,230	—
Deferred revenue (note 19)	10,693	11,005
Total long term liabilities	49,173	47,897

Total liabilities	79,328	97,054

Commitments and contingencies (notes 14 and 22)

EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock (note 15)	55	56
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 55,570,361 (2012—55,091,561)
Additional paid-in capital	106,246	107,393
Accumulated other comprehensive income	11,771	14,141
Statutory surplus reserves (note 17)	11,808	11,808
Accumulated deficit	(12,156)	(4,714)
Total stockholders’ equity	117,724	128,684

Non-controlling interests (note 11)	11,711	14,955

Total equity	129,435	143,639

Total liabilities and equity	$208,763	$240,693

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2011	2012	2013
Sales (note 21)	$56,842	$49,216	$72,524

Cost of sales	21,128	19,100	21,273

Gross profit	35,714	30,116	51,251

Selling, general and administrative expenses (including rent expenses incurred to related party of 2011 - $805, 2012 - $823, 2013 - $847) (note 12(b))	23,809	33,280	34,538

Recovery for doubtful accounts	(167)	(874)	(504)
Research and development expenses — (net of 2011- $686, 2012- $125, 2013- $nil in government research grants)	9,007	17,044	8,384
Loss on disposal and impairment of property, plant and equipment (note 6)	455	2,190	88

Government grants recognised in income	(764)	(373)	—

Total operating expenses	32,340	51,267	42,506
Operating income (loss)	3,374	(21,151)	8,745

Interest and financing expenses — (net of 2011-$596; 2012-$1,458; 2013- $65 in interest subsidies)	(384)	(775)	(3,031)

Interest income	1,397	2,370	2,168
Other income (expenses)	280	(77)	263

Income (loss) before income taxes and non-controlling interests	4,667	(19,633)	8,145

Income tax benefit (expense) (note 10)	(5,066)	884	2,225

Net income (loss)	(399)	(18,749)	10,370

Less: (income) loss attributable to non-controlling interests	(445)	3,896	(2,928)

Net income (loss) attributable to stockholders of Sinovac	$(844)	$(14,853)	$7,442

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	3,639	2,024	2,686
Total comprehensive income (loss)	3,240	(16,725)	13,056
Less: comprehensive (income) loss attributable to non-controlling interests	(973)	3,665	(3,244)
Comprehensive income (loss) attributable to stockholders of Sinovac	$2,267	$(13,060)	$9,812

Basic and diluted earnings (loss) per share (note 20)	$(0.02)	(0.27)	$0.13

Weighted average number of shares of common stock outstanding
— Basic	54,608,919	54,926,440	55,301,276
— Diluted	54,608,919	54,926,440	55,802,338

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of  U.S. dollars, except for number of shares data)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	Earnings (acc	Total	Non-
	Common stock		paid-in	translation	Surplus	Umlauted	stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficits)	equity	interests	equity
Balance, December 31, 2010	54,305,961	$55	$104,152	$6,884	$11,473	$3,876	$126,440	$21,317	$147,757
Stock-based compensation	—	—	206	—	—	—	206	—	206
Exercise of stock options (note 15)	468,000	—	749	—	—	—	749	—	749

Subscriptions received (note 15)	—	—	3	—	—	—	3	—	3

Equity adjustment on acquisition of an additional 1.53% in Sinovac Beijing	—	—	273	(17)	—	—	256	(256)	—
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—		—	—	—		528	528

- Other comprehensive income attributable to stockholders	—	—	—	3,111	—	—	3,111	—	3,111
Net income for the year
-Net income attributable to non-controlling interest								445	445
- Net loss attributable to stockholders of Sinovac	—	—	—	—	—	(844)	(844)	—	(844)

Transfer to statutory surplus reserves	—	—	—	—	335	(335)	—	—	—

Dividend distributed to non-controlling interest	—	—	—	—	—	—	—	(6,658)	(6,658)
Balance, December 31, 2011	54,773,961	$55	$105,383	$9,978	$11,808	$2,697	$129,921	$15,376	$145,297

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of  U.S. dollars, except for number of shares data)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	earnings	Total	Non-
	Common stock		paid-in	translation	Surplus	(accumulated	stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit)	equity	interests	equity
Balance, December 31, 2011	54,773,961	$55	$105,383	$9,978	$11,808	$2,697	$129,921	$15,376	$145,297
Stock-based compensation	—	—	347	—	—	—	347	—	347
Exercise of stock options (note 15)	317,600	—	508	—	—	—	508	—	508

Subscriptions received (note 15)	—	—	8	—	—	—	8	—	8

Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	231	231

- Other comprehensive income attributable to stockholders	—	—	—	1,793	—	—	1,793	—	1,793
Net loss for the year
-Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(3,896)	(3,896)
- Net loss attributable to stockholders of Sinovac	—	—	—	—	—	(14,853)	(14,853)	—	(14,853)

Balance, December 31, 2012	55,091,561	$55	$106,246	$11,771	$11,808	$(12,156)	$117,724	$11,711	$129,435

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of  U.S. dollars, except number of shares data)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	earnings	Total	Non-
	Common stock		paid-in	translation	Surplus	(accumulated	stockholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit)	equity	interests	equity
Balance, December 31, 2012	55,091,561	$55	$106,246	$11,771	$11,808	$(12,156)	$117,724	$11,711	$129,435
Stock-based compensation	—	—	281	—	—	—	281	—	281
Exercise of stock options (note 15)	478,800	1	848	—	—	—	849	—	849

Subscriptions received (note 15)	—	—	18	—	—	—	18	—	18

Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	316	316

- Other comprehensive income attributable to stockholders	—	—	—	2,370	—	—	2,370	—	2,370
Net loss for the year
-Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	2,928	2,928
- Net income attributable to stockholders of Sinovac	—	—	—	—	—	7,442	7,442	—	7,442

Balance, December 31, 2013	55,570,361	$56	$107,393	$14,141	$11,808	$(4,714)	$128,684	$14,955	$143,639

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of  U.S. dollars)

	2011	2012	2013

Cash flows provided by(used in) operating activities
Net income (loss)	$(400)	$(18,749)	$10,370
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
- deferred income taxes	2,845	(17)	(2,225)
- stock-based compensation	206	347	281
- inventory provision	4,034	3,479	1,399
- recovery for doubtful accounts	(167)	(874)	(504)
- impairment of equipment and loss on disposal	455	2,190	88
- research and development expenditures qualified for government grant	(686)	(125)	—
- depreciation of property, plant and equipment and amortization of licenses	4,540	4,189	6,433
- amortization of the prepaid land lease payments	285	299	311
- deferred government grant recognized in income	(434)	(358)	—
- accretion expenses	377	235	100
Changes in:
- accounts receivable	5,475	(4,286)	(7,256)
- inventories	(1,915)	(426)	(7,547)
- income tax payable	1,340	(3,130)	7
- prepaid expenses and deposits	(531)	913	242
- deferred revenue	(2,696)	1,026	(675)
- accounts payable and accrued liabilities	1,208	(967)	4,552

Net cash provided by (used in) operating activities	13,936	(16,254)	5,576

Cash flows provided by financing activities
- Loan proceeds	11,392	16,787	16,800
- Loan repayments	(10,659)	(4,755)	(4,089)
- Proceeds from issuance of common stock, net of share issuance costs	749	508	848
- Proceeds from shares subscribed	3	8	18
- Dividends paid to a non-controlling shareholder of Sinovac Beijing	(5,863)	(802)	—
- Government grants received	1,593	2,395	842
- Repayment of loan from a non-controlling shareholder of Sinovac Beijing	3,398	—	—
- Loan from a non-controlling shareholder of Sinovac Dalian	—	3,189	—

Net cash provided by financing activities	613	17,330	14,419

Cash flows used in investing activities
- Proceeds from disposal of equipment	122	5	—
- Proceeds from redemption of short-term investments	1,545	—	—
- Acquisition of property, plant and equipment	(15,457)	(16,156)	(5,176)

Net cash used in investing activities	(13,790)	(16,151)	(5,176)

Exchange gain on cash and cash equivalents	1,943	2,029	1,182

Increase (decrease) in cash and cash equivalents	2,702	(13,046)	16,001

Cash and cash equivalents, beginning of year	101,585	104,287	91,241

Cash and cash equivalents, end of year	$104,287	$91,241	$107,242

Supplemental disclosure of cash flow information:
Cash paid for interest	$456	$750	$2,853
Cash paid for income taxes	$882	$2,265	$—

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$9,125	$3,788	$2,270

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2013	Percentage of ownership as of December 31, 2012	Principal activity
Sinovac Biotech (Hong Kong) Ltd (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company

Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 11)	April 2001	PRC	73.09%	73.09%	Research and development, production and sales of vaccine products

Tangshan Yian Biological Engineering Co., Ltd (“Tangshan Yian”)	February1993	PRC	100%	100%	Research and development, production and sales of vaccine products

Sinovac Biological Technology Co., Ltd. (“Sinovac R&D”)	May2009	PRC	100%	100%	Research and development of vaccine products

Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (note 11)	January2010	PRC	55%	55%	Research and development, production and sales of vaccine products

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

(b)                                 Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. Cash equivalents as of December 31, 2013and 2012 are short-term deposits and investments with banks with original maturities of three months or less.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

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

(d)                                 Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods and work in progress. The cost of work in progress and finished goods is generally determined on a weighted-average cost basis and includes direct material, direct labor and overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less the cost for finished goods or estimated costs to completion for work in progress.

(e)                                  Property, Plant and Equipment

Property, plant and equipment are recorded at cost.  Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of comprehensive income (loss).

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and building	10 to 24 years
Machinery and equipment	8 to 10 years
Motor vehicles	4 to 5 years
Office equipment and furniture	3 to 5 years
Leasehold improvement	Lesser of useful lives and term of lease

(f)                                   Prepaid land lease payments

Prepaid land lease payments represent amount paid for the rights to use land in the PRC and is recorded at purchase cost less accumulated amortization.  Amortization is provided on a straight line basis over the term of the land use rights agreement, which is 28 to 49 years.

(g)                                  Licenses

The Company capitalizes the patent payment and the purchase cost of vaccines if the vaccine has received a new drug certificate from the China Food and Drug Administration (“CFDA”) of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Licenses in relation to the production and sales of pharmaceutical products are amortized on a straight-line basis over their respective useful lives. The useful lives of inactivated hepatitis A and recombinant hepatitis A&B licenses are estimated to be ten years. Before August 15, 2012, the useful life for H5N1 licenses was estimated to be 20 years. On August 15, 2012, the Company entered into amendments agreements with Medimmune to revise the termination date of the license to December 29, 2015, as a result of amendment of the main license agreement to end on December 29, 2015. The other three sublicense agreements have been revised to end on April 5, 2020, July 14, 2020, and May 23, 2021, respectively, (note 22(c)). The weighted-average useful lives of the acquired licenses are 9.16 years.

(h)                                 Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group.  An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgment had been utilized, the timing or the amount of any impairment charges could be materially different. The Company recorded impairment charges on long-lived assets for the year ended December 31, 2013 of $57 (2012- $2,176, 2011- $419).

(i)                                    Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the amount that is greater than 50% likely of being realized upon settlement. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets.

The Company has reviewed the tax positions taken, or to be taken, in its tax return for all tax years currently open to examination by a taxing authority in accordance with the recognition and measurement standards of Accounting Standards Codification (“ASC”) 740-Accounting for Income Taxes”. The Company is not under examination by any authority for income tax purposes and has not applied for any income tax filing extension.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company is not subject to taxation in the U.S. The Company’s taxing jurisdiction is Antigua and Barbuda. Sinovac Hong Kong’s taxing jurisdiction is Hong Kong. The taxing jurisdiction of Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian is China.

(j)                                    Value-added Taxes

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company subjects to VAT at a rate of 6%.

(k)                                 Revenue Recognition

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B and seasonal influenza vaccines are recognized when delivery has occurred and the Company estimates return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. As of December 31, 2013, the sales return provision for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine was $2,240 (December 31, 2012-$1,700). Percentage of sales return provision for the year of private pay market sales on inactivated hepatitis A and combined inactivated hepatitis A&B represents 5.5% and 5.4% in 2013 and 2012, respectively. The Company does not accept returns for hepatitis products sold under the Expanded Program for Immunization and exports, as such no sales returns are estimated for these sales. The product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because the Company general accepts returns before the end of the flu season. As of December 31, 2013, the sales return provision for seasonal influenza vaccine returns were approximately $575 (December 31, 2012-$1,300).

Revenue for animal and mumps vaccines without a right of return provided to customers is recognized when delivery has occurred. Revenue for animal and mumps vaccines with a right of return provided to customers is recognized when payments are collected from customers as the Company currently does not have sufficient historical data to estimate returns for these products.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs of H1N1 and H5N1 vaccines, the Company generally obtains purchase authorizations from the government for a specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(l)                                     Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handlings are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2013, $1,235 (2012 - $1,118; 2011 - $1,197) of shipping and handling costs were included in selling, general and administrative expenses.

(m)                             Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $474 for the year ended December 31, 2013 (2012 - $29; 2011 - $12).

(n)                                 Research and Development

Research and development (“R&D”) costs are expensed as incurred and are disclosed as a separate line item on the Company’s consolidated statements of comprehensive income(loss). R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

Under certain R&D arrangements with third parties, the Company may be required to make payments that are contingent on the achievement of specific development, regulatory and/or commercial milestones. Before a product receives regulatory approval, license fees and milestone payments made to third parties are expensed as incurred. Licenses fees and milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the remaining life of the agreement with third parties.

(o)                                 Government Grants

Government grants received from the PRC government by the operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for research and development are recognized as a reduction to R&D expenses when the expenses are incurred in the same period when the conditions attached to the grants are met, or recognized as income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the production facilities are amortized. Interest subsidies are recorded as a reduction to interest and financing expense in the consolidated statements of comprehensive income (loss), or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loan received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants. Accretion expense is recorded in interest and financing expense and the government grant will be recognized as “government grants recognized in income” in the consolidated statement of comprehensive income when the government loan is fully repaid.

(p)                                 Retirement and other post-retirement benefits

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were $2,580, $2,771 and $3,138 for the years ended December 31, 2011, 2012 and 2013, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(q)                                 Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong, and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date.  At the period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). The Company recognized foreign exchange gains (losses) of $(89), $207 and $650 for the year ended December 31, 2011, 2012 and 2013, respectively.

The assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are translated into US$ at the exchange rates in effect at the balance sheet date.  Revenue and expenses are translated at average exchange rates.  Gain and losses from such translations are recorded in accumulated other comprehensive income, a component of stockholders’ equity.

Gains on intra-entity foreign currency transactions that are of a long-term-investment nature were $247, $199 and $235 for the years ended December 31, 2011, 2012 and 2013, respectively.

(r)                                    Stock-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options, is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value for the awards.  The Company has elected to recognize share-based compensation costs using the straight-line method over the requisite service period with a graded vesting schedule, provided that the amount of compensation costs recognized at any date is at least equal to the portion of the grant date value of the awards that are vested at that date. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share based compensation costs are recorded net of estimated forfeitures such that expense is recorded only for those awards that are expected to vest.

(s)                                   Comprehensive Income (loss)

The Company’s comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(t)                Earnings (loss) Per Share

Earnings (loss) per share is calculated in accordance with ASC 260,Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to stockholders of Sinovac by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents of options. If the Company records a net loss, the basic and diluted loss per share is the same because the exercise of options would have an anti-dilutive effect.

(u)             Operating Lease

Leases are classified as capital and operating depending on the terms and conditions of the lease agreement. Leases that transfer substantially all the benefits and risks incidental to ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for operating leases where rental payments are expensed as incurred. There are no capital leases for the periods presented.

(v)             Fair Value Measurements

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

As of December 31, 2012 and 2013, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

The carrying values of cash and cash equivalents, accounts receivable, current portion of loans payable, and accounts payable and accrued liabilities approximate their fair value because of their short-term nature. The fair values of long-term loans payable are estimated based on the discounted value of future contractual cash flows which approximates their carrying value due to the fact they are predominately stated at variable rates based on the People’s Bank of China.  For the long-term loan with carrying value of $1,730 and loan from a non-controlling shareholder of $3,324 with fixed interest rates as at December 31, 2013, the carrying values approximate fair value as the interest rates offered by financial institutions for debt instruments of comparable maturities approximate the interest rates of these loans.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company measures property, plant and equipment at fair value on a nonrecurring basis only if an impairment charge were to be recognized. As at December 31, 2012, the Company’s property, plant and equipment at Tangshan Yian and certain equipment and leasehold improvements at Sinovac Beijing are measured at fair value on a nonrecurring basis. The Company determined the fair value of Tangshan Yian’s land use rights, plant and buildings using the market approach by obtaining quoted prices for similar assets in the principal resale market. The Company determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considers the condition of the assets which include the physical deterioration and economic obsolescence. It was determined the fair value of Tangshan Yian’s property, plant and equipment was $2,923 compared to the carrying value of $4,420. The Company determined the fair value of certain equipment and leasehold improvement at Sinovac Beijing using the market approach by obtaining quoted prices for similar assets in the principal resale market, and determined the fair value was $89 compared to the carrying value of $740.

		Fair value measurement at December 31, 2012 using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	unobservable
	Total	Identical Assets	Inputs	Inputs	Total
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)	Losses
Nonrecurring
Land use right	$1,226	$—	$1,226	—	—
Plant, building and equipment	$1,786	$—	1,786	—	$2,171
Total nonrecurring	$3,012	$—	$3,012	—	$2,171

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(w)           Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the Chinese RMB. Foreign exchange gains (losses) of $(89), $207 and $650 are included in selling, general and administrative expenses for the years ended December 31, 2011, 2012 and 2013; respectively. As at December 31, 2012 and 2013, cash and cash equivalents of $70,173 (RMB 437 million) and $92,861 (RMB 563 million), respectively, are denominated in RMB and are held in PRC and Hong Kong.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in Chinese RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. No single customer accounted for more than 10% of total sales for the years ended December 31, 2013, 2012and 2011except for government stockpile purchases. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk.  Other than a long-term loan with carrying value of $1,730 and loan from a non-controlling shareholder of $3,324 with fixed interest rates as at December 31, 2013, other interest-bearing loans are stated at variable rates based on the People’s Bank of China (note 9).

(x)                                 Comparative information

Certain comparative figures of prior year have been reclassified to conform to the current year’s presentation.

(y)                                 Recently Adopted Accounting Standards

Effective January 1, 2013, the Company adopted Accounting Standard Update (“ASU”) 2013-02, Comprehensive Income: Reporting Amounts Reclassified out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. Adoption of this guidance does not have a material effect on the Company’s consolidated financial statements.

(z)                                  Recently Issued Accounting Standards

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830):, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that foreign currency translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Company will adopt ASU 2013-11 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements..

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.                                      Accounts Receivable - net

	December 31,	December 31,
	2012	2013
Trade receivables (note 9)	$25,606	$33,743
Allowance for doubtful accounts	(2,936)	(2,429)
	22,670	31,314
Other receivables	770	613
Total accounts receivable	$23,440	$31,927

As at December 31, 2012, accounts receivable with a carrying value of $5,600 (RMB 35 million) were pledged as collateral for a bank loan which was repaid in full in 2013. (note 9).

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company records its allowance for doubtful accounts based upon its assessment of various factors. As of December 31, 2013, the Company provided 100% (2012: 100%) allowance for accounts receivable aged more than three years, approximately 56.3% (2012: 100%) allowance for accounts receivable aged between two year and three years, approximately 16.9% (2012: 48.5%) allowance for accounts receivable aged between one year and two years, and approximately 1.7% (2012: 4%) allowance for accounts receivable aged less than one year.

For the year ended December 31, 2013, the Company changed its estimates of the allowance for doubtful accounts due to an improved historical trend of being able to collect accounts aged two years or more. The change in estimate resulted in an increase to operating income and net income attributable to stockholders by $801 and $616, respectively. In addition, basic and diluted earnings per share increased by $0.02 and $0.01, respectively.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,	December 31,
	2012	2013
Aging within one year, net of allowance for doubtful accounts	$22,065	$29,565

Aging greater than one year, net of allowance for doubtful accounts	605	1,749
Total trade receivables	$22,670	$31,314

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.             Inventories

	December 31,	December 31,
	2012	2013
Raw materials	$1,299	$3,832
Work in progress	971	448
Finished goods	8,260	10,049
Inventories	$10,530	$14,329

For the year ended December 31, 2013, the Company charged $2,217 (2012- $3,140, 2011- $1,205) of excessive fixed production overhead to cost of sales as such costs were incurred.

For the years ended December 31, 2013, the cost of sales includes $1,399 (2012- $3,479, 2011 - $4,034) of inventory provision for products that are likely to be expired before being sold.

5.                                      Long-term Inventories

	December 31	December 31,
	2012	2013
Work in progress	$—	$666
Finished goods	28	2,115
Long-term Inventories	$28	$2,781

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year and not expected to be sold within one year. These vaccines are for government stockpiling purposes. The amount of H1N1 vaccine with expired shelf lives was $1,099 as at December 31, 2012. Since government inspection has not been completed, a full provision of $1,099 (2011- $nil) was recognized as cost of sales in 2012.

6.                                      Property, Plant and Equipment

	December 31, 2012	December 31, 2013
Cost
Construction in progress	1,646	424
Plant and buildings	34,230	35,259
Machinery and equipment	39,359	42,851
Motor vehicles	1,831	1,884
Equipment and furniture	2,480	2,620
Leasehold improvements	9,692	12,386
Total cost	$89,238	$95,424

Less: Accumulated depreciation
Construction in progress	—	—
Plant and buildings	4,603	6,455
Machinery and equipment	11,922	15,658
Motor vehicles	1,423	1,653
Equipment and furniture	1,253	1,546
Leasehold improvements	866	2,149
Total accumulated depreciation	$20,067	$27,461

Property, plant and equipment net	$69,171	$67,963

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The land use rights and buildings of the Changping facilities of Sinovac Beijing with a net book value of $7,760 (RMB 47 million) were pledged as collateral (note 9) for a bank loan from China Construction Bank.

The land use rights and building of Sinovac Beijing with a net book value of $20,893 (RMB 126.5 million) were pledged as collateral (note 9) for a bank loan from Bank of Beijing.

The land use rights and building of Sinovac Dalian with a net book value of $9,911 (RMB 60 million) were pledged as collateral (note 9) for a bank loan from Bank of China. The loan was partially drawn down in March 2013.

Depreciation expense for the years ended December 31, 2011, 2012, and 2013 was $4,272, $3,961 and $5,998, respectively.

Loss on disposal of equipment in 2011, 2012 and 2013 were $36, $14 and $31, respectively.

In 2012, Sinovac Beijing decided to move the packaging line from its Shangdi site to the Changping site. The equipment not being relocated to Changping and the leasehold improvements for the packaging line production area at Shangdi site were impaired as a consequence. The Company recorded an impairment charge of $679 (RMB 4.1 million) and $57 (RMB 0.3 million) in the year ended December 31, 2012, and 2013, respectively.

Tangshan Yian incurred a loss in 2012 and was expected to continue to incur losses in the future. The Company performed a recoverability test of Tangshan Yian’s property, plant and equipment by comparing the forecasted undiscounted cash flow to be generated from continuous use of the property, plant and equipment to their carrying value. As the discounted cash flows over the remaining useful life of the assets were negative, the Company measured the impairment amount by estimating the fair value of the property, plant and equipment.  The Company determined the fair value of Tangshan Yian’s land use rights and plant and buildings using the market approach by obtaining quoted prices for similar assets in the principal resale market. The Company determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considered the condition of the assets which include the physical deterioration and economic obsolescence.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

It was determined the fair value of Tangshan Yian’s property, plant and equipment and land use rights was $2,923 compared to the carrying value of $4,420 as at December 31, 2012. The impairment of $1,497 was allocated on a pro-rata basis to the land use rights, plant and buildings, and machinery and equipment based on their relative carrying value. As the fair value of the land use rights exceeded their carrying value, the impairment amount of $1,497 was allocated to plant and buildings and machinery and equipment based on their relative carrying values.

7.                                      Prepaid land lease payments

	December 31,	December 31,
	2012	2013

Prepaid land lease payments	$11,891	$12,238
Less: accumulated amortization	979	1,290
Net carrying value	$10,912	$10,948

Amortization expenses for prepaid land lease payments for the years ended December 2011, 2012 and 2013 were $285, $299 and $311, respectively.

8.                                      Licenses

	December 31, 2013
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	3,490	3,490	—
Combined inactivated hepatitis A&B	502	452	50
H5N1 licenses (note 22)	1,519	797	722
Total	$5,511	$4,739	$772

	December 31, 2012
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	3,391	3,391	—
Combined inactivated hepatitis A&B	488	390	98
H5N1 licenses (note 22)	1,476	424	1,052
Total	$5,355	$4,205	$1,150

(a)                                 On August 15, 2011, the Company entered into a non-exclusive main license agreement together with three sublicense agreements with Medimmune, LLC (“Medimmune”) to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. The Company amortized the patent fee on a straight-line method basis over the estimated useful life of 20 years. On August 15, 2012, the Company entered into amendment agreements with Medimmune which amended the term of the license agreements.  As for the main license agreement, the estimated useful life of the patent was revised to end on December 29, 2015. The other three sublicense agreements have been revised to end on April 5, 2020, July 14, 2020, and May 23, 2021, respectively. According, the estimated useful life of the patent was revised to end on December 29, 2015 (note 22) which is the termination date of the main license agreement.

(b)                                Amortization expense for the licenses was $268, $228 and $435 for 2011, 2012 and 2013, respectively.

(c)                                 Estimated amortization expense for the existing licenses over their remaining useful lives as of December 31, 2013 is as follows:

Within 1 year	$411
Between 1 and 2 years	361
Between 2 and 3 years	—
Total	$772

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and other events.

9.                                      Bank Loans and Other Debt

	December 31,	December 31,
	2012	2013

Bank loan (China Merchants Bank): $1,652 (RMB 10 million), bearing interest at 10% above the prime rate of a one-year term loan published by the People’s Bank of China. Interest is payable quarterly. The loan was drawn on January 31, 2013 and is repayable on January 30, 2014.

	$—	$1,652

Bank loan (Bank of China) On December 17, 2012, Sinovac Dalian entered into a bank loan agreement with Bank of China with a credit line of $3,304 (RMB 20 million). The first $826 (RMB 5 million) was drawn down on March 13, 2013 and the second $826 (RMB 5 million)was drawn down on September 24, 2013, bearing interest at 7.4% and the interest is payable monthly. The first $826 (RMB 5 million) is repayable on March 12, 2014 and the second $826 (RMB 5 million) is repayable on September 23, 2014. Land use right and buildings of Sinovac Dalian with a net book value of $9,911 (RMB 60 million) were pledged as collateral.

	—	1,652

Bank loans	—	3,304

Bank loan (Industrial and Commercial Bank of China Limited): $3,211 (RMB 20 million)(December 31, 2012- RMB 20 million), bearing interest at 10% above Bank of China’s prime bank loan rate of a one-year term loan plus 1.456% of financing fee per year, at 8.672% per year before it was repaid on December 10, 2012. $3,211 (RMB 20 million), was drawn down on December 13, 2012 under a new loan agreement with same interest rate calculation basis with financing fee of 1.2% per year (interest rate at 7.8%). Trade receivables of Sinovac Beijing with a carrying value of $5.6 million (RMB 35 million) were pledged as collateral (note 3). The loan was repaid in full on December 12, 2013.

	3,211	—

Bank loan (China Construction Bank): The total amount of the loan facility is $8,259 (RMB 50 million) for a three-year period from December 13, 2012 to December 12, 2015. The amount drawn is $5,121 (RMB 31 million) as at December 31, 2013 $458 was repaid in 2013 and $3,938 was drawn in 2013. The interest is set at the bank’s prime lending rate at 6.15% per year. The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10% of the principal amount is repayable in 2013, 10% of the principal amount is repayable in 2014 with the remaining principal repayable in 2015.Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, the current ratio must not be lower than 1, contingent liabilities must not be higher than $15,032 (RMB 91 million) and contingent liabilities as a percentage of total stockholders’ equity must not be higher than 10%. The Company is in compliance with such covenants as of December 31, 2012 and 2013.

	118	518

Bank loan (Bank of Beijing): $24,130 (RMB 146 million) (December 31, 2012- $14,892) bearing interest at the bank’s prime lending rate and adjusted every 12 months, currently at 6.4% per year (2012 — 6.4%). Interest is payable quarterly. The loan is for construction of the Changping facility and has a maximum credit facility amount of $33,038 (RMB 200 million). $9,238 was drawn in 2013. The loan is repayable in four equal installments on May13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. The Company also obtained a credit line with a maximum quota for issuing letter of credits of $13,215 (RMB 80 million) with the same bank. No letters of credit were issued by the Company as at December 31, 2012 and 2013. Land use right and buildings of Sinovac Beijing with a net book value of $20,893 (RMB 126.5 million) were pledged as collateral.

	—	12,065

Bank loan (China Construction Bank): $14.536 (RMB 88 million)(December 31, 2012- $14,446), bearing interest at the bank’s prime lending rate and adjusted every 12 months, at 6.4% per year (2012 — 6.9%). The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly. Land and building of the Changping facility of Sinovac Beijing with a net book value of $7,760 (RMB 47 million) were pledged as collateral. $165 (RMB 1 million) was repaid on June 20, 2013 and $165 (RMB 1 million) was repaid on December 20, 2013. $330 (RMB 2 million) is repayable in 2014.	—	330

Current portion of long-term debt	$3,329	$12,913

Bank loans and current portion of long term debt	$3,329	$16,217

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.                                  Bank Loans and Other Debt

	December 31, 2012	December31, 2013

Bank loan (China Construction Bank): $14,536 (RMB 88 million) (December 31, 2012- $14,446), bearing interest at the bank’s prime lending rate and adjusted every 12 months, at 6.4% per year (2012 — 6.9%). The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly. Land use right and buildings of the Changping facility of Sinovac Beijing with a net book value of $7,760 (RMB 47 million) were pledged as collateral. $165 (RMB 1 million) was repaid on June 20, 2013 and $165 (RMB 1 million) was repaid on December 20, 2013. $330 (RMB 2 million) is repayable in 2014. The remainder is payable on February 9, 2015.

	$14,446	$14,206

Bank loan (China Construction Bank): The total amount of the loan facility is $8,259 (RMB 50 million) for a three-year period from December 13, 2012 to December 12, 2015. The amount drawn is $5,121 (RMB 31 million) as at December 31, 2013 $458 was repaid in 2013 and $3,938 was drawn in 2013. The interest is set at the bank’s prime lending rate at 6.15% per year. The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10% of the principal amount is repayable in 2013, 10% of the principal amount is repayable in 2014 with the remainder principal repayable in 2015. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, current ratio must not be lower than 1, contingent liabilities must not be higher than $15,032 (RMB — 91 million) and contingent liabilities as a percentage of total stockholders’ equity must not be higher than 10%. The Company is in compliance with such covenants as of December 31, 2012 and 2013.

	1,065	4,145

Bank loan (Bank of Beijing): $24,130 (RMB 146 million) (December 31, 2012- $14,892) bearing interest at the bank’s prime lending rate and adjusted every 12 months, currently at 6.4% per year (2012 — 6.4%). Interest is payable quarterly. The loan is for construction of the Changping facility and has a maximum credit facility amount of $33,038 (RMB 200 million). $9,238 was drawn in 2013. The loan is repayable in four equal installments on May13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. The Company also obtained a credit line with a maximum quota for issuing letter of credits of $13.2 million (RMB 80 million) with the same bank. No letters of credit were issued by the Company as at December 31, 2012 and 2013. Land use right and buildings of Sinovac Beijing with a net book value of $20,893 (RMB 126.5 million) were pledged as collateral.

	14,892	12,065

Loan (Beijing Zhongguancun Development Group): $1,982 (RMB 12million) bearing interest currently at 0.36% per year to fund EV71 vaccine research project of Sinovac Beijing. The total loan is $1,982 (RMB 12 million) of which RMB 6 million was received in 2012 and the second RMB 6 million was received on February 25, 2013. The loan is unsecured and repayable on February 24, 2016. The Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property developed during the loan period. No profit sharing payment are required to be paid as no profits have been generated to date as of December 31, 2013. The Company can repay the loan at any time during the loan period. The fair value differential of $383 (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as non-current deferred government grant (2012- $216) (see note 18).

	778	1,730

Long - term debt — non-current portion	$31,181	$32,146

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.                                      Bank Loans and Other Debt

Aggregate annual principal payments of the loans payable as of December 31, 2013 are as follows:

Within 1 year	$16,217
Between 1 and 2 years	$30,416
Between 2 and 3 years	$1,730
Total	$48,363

The weighted average effective interest rate was 6.71%, 7% and 6.6% in 2011, 2012 and 2013 respectively. The Company incurred $1,440, $1,955 and $2,942, respectively, in interest and financing expense for the years ending December 31, 2011, 2012 and 2013, respectively, of which $252 (net of $712 loan interest subsidies received), $1,306 (net of $1,458 loan interest subsidies received), and $116 for the years ending December 31, 2011, 2012 and 2013, respectively, was capitalized in property, plant and equipment.

10.                               Income Taxes

Antigua and Barbuda

Under the current laws of Antigua and Barbuda, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Antigua and Barbuda withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, Sinovac Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Income tax returns filed by the Company and its active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004 and Sinovac R&D and Sinovac Dalian for the years since 2010.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

 (Expressed in thousands of U.S. dollars, unless otherwise stated)

On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”) became effective. This Enterprise Income Tax Law eliminated the previous preferential tax treatment that was available to the foreign invested enterprises (“FIEs”) but provided grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the Enterprise Income Tax Law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. Sinovac Beijing reconfirmed its “High and New Technology Enterprise” (“HNTE”) status according to the new criteria and obtained the certificate on September 19, 2011. Sinovac Beijing qualifies for preferential income tax rate of 15% from 2011 to 2014.  The income tax rate will need to be reviewed every three years thereafter depending on whether or not Sinovac Beijing is in compliance with the HNTE criteria. Tangshan Yian is subject to a 25% income tax rate. The unified income tax rate of 25% is also applicable to Sinovac R&D and Sinovac Dalian until they obtain HNTE certificates.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

 (Expressed in thousands of U.S. dollars, unless otherwise stated)

In addition, whether the favourable rate will be applicable to dividends received by a Hong Kong company from its PRC subsidiaries is subject to the approval of the PRC tax authority in-charge which has the discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. In May 2012, Sinovac Hong Kong was granted by the in-charge tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2012 to 2014.However, the higher level tax bureau has the authority to re-assess the approval of the preferential dividend withholding tax rate granted by the in-charge tax bureau. It is uncertain if the higher level tax bureau will re-assess the approval granted by the in-charge tax bureau, or if the higher level tax bureau will agree with the approval issued by the in-charge tax bureau when a re-assessment is conducted. If Sinovac Hong Kong had not been subject to the preferential tax rate of 5%, the recovery of withholding tax expenses would have been decreased by approximately $867 for the year ended December 31, 2012. Basic and diluted loss per common share would have been increased by approximately ($0.02) for the year ended December 31, 2012. On January 18, 2012, the withholding tax on dividends declared to Sinovac Hong Kong with amount of $865 was paid.

The Company was incorporated in Antigua and Barbuda, and has historically been involved in a number of business combinations and significant financing. As a result, the Company could be involved in various investigations, claims and tax reviews that arise in the ordinary course of business activities.

The Company’s income (loss) before income tax consists of:

	For the year ended December 31,
	2011	2012	2013

Non - PRC	$(301)	$(527)	$(65)
PRC	4,968	(19,106)	8,210
Total	$4,667	$(19,633)	$8,145

Income taxes are attributed to the operations in China and consist of:

	For the year ended December 31,
	2011	2012	2013

Current	$(2,221)	$867	$—
Deferred	(2,845)	17	2,225
Total income tax benefit (expense)	$(5,066)	$884	$2,225

The following is a reconciliation of total income tax benefit (expense) to the amount computed by applying the PRC income tax rate of 25% for the year ended December 31, 2011, 2012 and 2013:

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

 (Expressed in thousands of U.S. dollars, unless otherwise stated)

	For the year ended December 31,
	2011	2012	2013
Income (loss) before income tax expense and non-controlling interests	4,667	(19,633)	8,145
Income tax expense at PRC statutory rate	(1,167)	4,909	(2,036)
International tax rate differential	(300)	(40)	(16)
Other adjustments	(290)	59	228
Permanent differences	(207)	1051	387
Effect of preferential tax treatment	1,225	(648)	1,573
Change in valuation allowance	(4,327)	(5,314)	2,089
Effect of withholding tax at 5% on the distributable profits of the Company’s PRC subsidiaries	—	867	—
Income tax benefit (expense)	$(5,066)	$884	$2,225

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follow:

	December 31,	December 31,
	2012	2013
Accrued expenses	$1,744	$1,982
Inventories	649	729
Tax losses carried forward	$10,315	$10,545
Less: valuation allowance	(12,708)	(10,654)
Deferred tax assets, current portion	—	2,602

Fixed assets	940	576
Less: valuation allowance	(494)	(459)
Deferred tax assets, non-current portion	$446	$117

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowances of $13,202 and $11,113 as of December 31, 2012and 2013, respectively.

The Company determines deferred taxes for each tax-paying entity in each tax jurisdiction. It is more likely than not that the excess of the tax base of the land use rights and licences over the carrying value, certain accruals as well as tax loss carried forward by Sinovac Beijing will be realized in the future and the tax benefits on this temporary difference of $2,719 (2012 - $446) has been recorded.

The Company evaluates its valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

The valuation allowance relating to losses carried forward of Tangshan Yian, Sinovac R&D and Sinovac Dalian are still required as realization of this element of the potential tax benefit is still uncertain. The potential tax benefits arising from the losses incurred by Tangshan Yian, Sinovac R&D and Sinovac Dalian have not been recorded in the consolidated financial statements.

The tax losses of its PRC subsidiaries in the amount of $43,483 (RMB 263 million) can be carried forward for five consecutive years against its profits starting from 2014 and will expire ranging from 2015 to 2018.

As none of the Company’s foreign subsidiaries had retained earnings at 31 December 2013, no provision for withholding income taxes has been made thereon. Upon repatriation of any earnings in the future, in the form of dividends or otherwise, the Company would be subject to PRC withholding income taxes. Determination of the amount of unrecognized deferred income tax liability is not practicable.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

 (Expressed in thousands of U.S. dollars, unless otherwise stated)

The changes in unrecognized tax benefit are as follows:

	For the year ended December 31,
	2012	2013
Balance at January 1	198	345
Additions based on tax positions related to the current year	147	25
Balance at December 31	$345	$370

The Company recognizes interest and penalties related to unrecognized tax benefits as part of its income tax expenses. The Company recorded interest and penalties of $nil for the years ended December 31, 2011, 2012 and 2013. The PRC tax law provides 3-5 years statute of limitation and the Company’s income tax returns are subject to examination by tax authorities during that period.

As of December 31, 2011, 2012 and 2013, the Company had approximately $198, $345 and $370 of unrecognized tax benefits related to uncertain tax positions. All of the unrecognized tax benefits would affect the effective tax rate if recognised. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

11.                               Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On October 1, 2011, the Company increased its ownership in Sinovac Beijing by an additional 1.53% by contributing the dividends declared to Sinovac Hong Kong but unpaid in the amount of $3,073 (RMB 18.6 million). An adjustment of $271 (RMB 1.6 million) resulted from the difference between the adjustment to the carrying amount of the non-controlling interest in Sinovac Beijing and the consideration that was charged to additional paid-in capital. The non-controlling interest in Sinovac Beijing was 28.44% prior to October 1, 2011 and was 26.91% after October 1, 2011. On April 8, 2013, SinoBioway Biotech Group Co., Ltd (“Sino Bioway”), the non-controlling shareholder of Sinovac Beijing, transferred its 26.91% equity interests in Sinovac Beijing to Xiamen Bioway Biotech Co., Ltd. (“Xiamen Bioway”), a company owned by Sino Bioway. There will be no change to the composition of the board of directors of Sinovac Beijing after the completion of the transaction. The non-controlling interest in Sinovac Dalian was 45% as of December 31, 2013 and December 31, 2012.

12.                               Related Party Transactions and Balances

(a)                                 Loan from a non-controlling shareholder

	December 31,	December 31,
	2012	2013

Loan — current	$—	$3,324
Loan — long-term	3,230	—
Total	$3,230	$3,324

The loan of $3,324 (RMB 20 million) is due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, which is unsecured, bearing interest at 7.2% per year. Interest is payable monthly.  The loan is repayable on March 14, 2014.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

 (Expressed in thousands of U.S. dollars, unless otherwise stated)

On May 21, 2012, Sinovac Dalian lent RMB 15 million to Dalian Jin Gang Group and the loan was repaid on June 1, 2012. The interest rate is 6%. The loan was unsecured.

(b)                        The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	2011	2012	2013
Rent expenses incurred to SinoBioway Biotech Group Co., Ltd (“Sino Bioway”).	$805	$823	$847

In 2004, the Company entered into two operating lease agreements with Sino Bioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $231 (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $75 (RMB 0.5 million) to $224 (RMB 1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with Sino Bioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $338 (RMB2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with Sino Bioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of $142 (RMB 0.9 million). The lease commenced on September 30, 2010 and has a term of five years. On April 8, 2013, the Company entered into four supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033. Included in current and long-term prepaid expenses and deposits as at December 31, 2013, is $306 (RMB 1.9 million) (December 31, 2012, $417(RMB 2.7 million)), representing prepaid lease payments made to this related party.

13.                               Accounts Payable and Accrued Liabilities

	December 31, 2012	December 31, 2013
Trade payables	$2,170	$6,063
Machinery and equipment payables	3,788	2,270
Accrued expenses	7,514	8,669
Value added tax payable	167	208
Other tax payable	617	576
Withholding personal income tax	1,240	1,511
Bonus and benefit payables	6,776	5,244
Other payables	2,506	3,496
Total	$24,778	$28,037

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

 (Expressed in thousands of U.S. dollars, unless otherwise stated)

14.                               Commitments and Contingencies

(a)                                 Operating Lease Commitments

The Company leases production plant and laboratory under operating leases from its related parties (note 12 (b)). Rental expense amounted to $805, $823, and $847 for the years ended December 31, 2011, 2012 and 2013, respectively.

Minimum future rental payments under operating leases to related parties for the years ending December 31 are as follows:

2014	847
2015	847
2016	847
2017	847
2018	847
Thereafter	4,468
Total minimum future payments	$8,703

(b)                                 Other Commitments

In addition to commitments disclosed in note 22, commitments related to R&D expenditures are $181 as at December 31, 2013.

Commitments related to capital expenditures are approximately $1,400 as at December 31, 2013.

15.                           Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and are entitled to dividends when declared by the Company’s board of directors. As of December 31, 2012 and 2013, there were 55,091,561 and 55,570,361 shares of common stock outstanding, respectively. As of December 31, 2011, 2012 and 2013, there was no preferred stock issued and outstanding.

In 2011, the Company issued 468,000 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share, for total proceeds of $749. In 2011, the Company received further cash proceeds of $3 on the exercise of stock options for which the shares were issued subsequent to December 31, 2011.

In 2012, the Company issued 317,600 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share, for total proceeds of $508. The Company received further cash proceeds of $8 on the exercise of stock option for which the shares were issued subsequent to December 31, 2012.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In 2013, the Company issued 360,600 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share and 118,200 shares of common stock on the exercise of employee stock options with exercise price of $2.37 per share, for total proceeds of $848. The Company received further cash proceeds of $18 on the exercise of stock option for which the shares were issued subsequent to December 31, 2013.

16.                               Stock Options

(a)                                 Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2012, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The 2003 Plan is administered by the board of directors.

In December 2011, the Company granted 767,000 options to employees with an exercise price of $2.37, being the quoted market price of the Company’s shares at the time of grant. 10% of the options vest every three months from December 26, 2012 to March 26, 2015 and expire on December 25, 2017.

On May 1, 2012, the Company granted 50,000 options to an officer with an exercise price of $2.05, being the quoted market price of the Company’s shares at the time of grant. The options were granted on May 1, 2012 and expire on April 30, 2017. 10% of the options will vest on May 1, 2013 (the “Initial Vesting Date”) and the remaining options will vest at 10% in equal quarterly proportions over a period of 27 months from the Initial Vesting Date. The officer has left the Company at the end of May, 2013 and forfeited the unvested options in June2013.

On August 22, 2012, the board of directors approved a new stock option plan (the “2012 Plan”), which allowed the Company to issue up to 4,000,000 options for common shares of the Company to directors, officers, employees and consultants of the Company. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant. The 2012 Plan is administered by the board of directors. No stock options were granted under the 2012 Plan as of December 31, 2013. The 2012 Plan will expire on August 22, 2022.  Any awards that are outstanding on August 22, 2022 will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

(b)                                 Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option-pricing model:

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2011	2012	2013
Expected volatility	86.91%	82.89%	—
Risk-free interest rate	0.36%	0.39%	—
Expected life (years)	3.24	2.95	—
Dividend yield	Nil	Nil	—
Estimated forfeiture rate	10%	10%	—

The weighted average fair value of options granted for the years ended December 31, 2011, 2012 and 2013 were $1.35 $1.08 and $nil per option, respectively.

Expected volatility is estimated based on the Company’s historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour. The risk-free interest rate for period within the contractual life of the award is based on the U.S. Treasury yield in effect at the time of grant.

(c)                                  Stock-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 Plan is presented below:

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
	of Options	($/option)	($)
Outstanding as at December 31, 2012	1,448,200	$2.02	1,617,138
Granted	—	—	—
Exercised	(478,800)	1.79	—
Forfeited	(65,000)	2.15	—
Outstanding as at December 31, 2013	904,400	$2.14	$3,603,712

Vested and expected to vest as at December 31, 2013	841,520	$2.12	$3,367,912
Exercisable as at December 31, 2013	520,900	$1.96	$2,165,587

As at December 31, 2013

			Average			Average
Exercise	Number of	Remaining	Exercise	Number	Remaining	Exercise
Prices	Options	Contractual	Price	of Options	Contractual	Price
($/option)	Outstanding	Life (years)	($/option)	Exercisable	Life (years)	($/option)

$1.60	275,600	0.05	$1.60	275,600	0.05	$1.60
$2.37	628,800	2.99	$2.37	245,300	2.99	$2.37
	904,400	2.09	$2.14	520,900	1.44	$1.96

Stock-based compensation expense, included in selling, general and administrative expenses, is charged to operations over the vesting period of the options using the straight-line amortization method.  The amount is $206, $347 and $281 respectively in 2011, 2012 and 2013 which are recorded in selling, general and administrative expenses. As of December 31, 2013, there was $462 of unrecognized compensation cost related to non—vested stock options and granted under the 2003 Plan and this cost will be recognized over a period of 15months.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan was $995, $127 and $1,344 for years ended December 31, 2011, 2012 and 2013 respectively, determined as of the date of option exercise.

The estimated fair value of stock options vested during the years ended December 31, 2011, 2012 and 2013 was $416, $631 and $420 respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.                               Statutory surplus reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the general reserve after the general reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity and are not distributable other than upon liquidation.  The statutory surplus reserves as at December 31, 2013 is $11,808 (2012 - $11,808).

For the year ended December 31, 2013, Sinovac Beijing appropriated 0% (2012—0%; 2011-10%) and 0% (2012-0%; 2011- 0%) of its after-tax profit, determined under the relevant Chinese accounting regulations, to the general reserve and the enterprise expansion reserve, respectively.  For the year ended December 31, 2013, the general reserve and the enterprise expansion reserve appropriated are $nil (2012- $nil, 2011 - $335 (RMB 2million)) and $nil (2012— $nil, 2011 — $nil) respectively.

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under the relevant PRC GAAP to a staff welfare and bonus fund.  For the year ended December 31, 2013, the amount is $nil (2012- nil, 2011 - $168 (RMB 1million)) for contribution to such fund which shall be utilized for collective staff benefits. The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2013, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Sinovac R&D and Sinovac Dalian have not made any profit since inception, so no appropriation to the statutory surplus reserves and staff welfare and bonus was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. No dividends were declared in 2013 (2012-$802 (RMB5 million), 2011-$5,863 (RMB 39million)) to the non-controlling shareholder of Sinovac Beijing. As of December 31, 2013, the Company has $nil dividend payable (December 31, 2012- nil).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus funds are restricted to capital expenditures for the collective welfare of employees. The reserve is not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totalling $74,923(RMB 467 million) and$81,249 (RMB492million) as of December 31, 2012 and 2013, respectively. Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2012 and 2013, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $27,373 and $34,860, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.                               Deferred Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facility. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred. The Company received $891 (RMB 5.8 million), $936 (RMB 5.9 million) and $842 (RMB 5.2 million) in 2011, 2012 and 2013, respectively.

Deferred government grants included $1,800 (RMB 10.9 million) (December 31, 2012- $2,037(RMB 12.7 million)) represents the unamortized portion of the amount that the Company received in 2007 for construction of a pandemic influenza vaccine production facility of RMB 20 million. $297 (RMB 1.8 million) which will be amortized in 2014 was included in the current portion and $1,503 (RMB 9.1 million) which will be amortized after 2014 was included in the non-current portion of the government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. The Company has fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $278, $285 and $237 for the years ended December 31, 2011, 2012 and 2013, respectively, were recorded as a reduction to depreciation expense.

Deferred government grants also included $793 (RMB 4.8 million) being the unamortized portion of the amount that the Company received in 2009 for purchasing equipment for H1N1 vaccine production with a total amount of RMB 6.2 million. The amount of $146 (RMB 0.9 million) which will be recognized in 2014 was included in the current portion and the amount of $647 (RMB 3.9 million) which will be recognized after 2014 was included in the non-current portion of government grants. The Company has fulfilled the conditions attached to the government grant. $82 and $119 of the government grant in 2012 and 2013, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants also included $99 (RMB 0.6 million) being the unamortized portion of the amount that the Company received in 2013 for purchasing equipments for H5N1 vaccine production. The amount of $14 (RMB 0.1 million) which will be amortized in 2014 was included in the current portion and the amount of $85 (RMB 0.5 million) which will be amortized after 2014 was included in the non-current portion of government grants. The grant will be recorded as a reduction to depreciation expense when the conditions attached to the grant are met.

Deferred government grants also include $2,129 (RMB 12.9 million) in relation to other research projects. As of December 31, 2013, the Company has not fulfilled the conditions attached to the government grants. As the Company does not expect to fulfill the conditions within one year, the grants are recorded as long-term deferred government grants.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company received a loan of $1,982 (RMB 12 million) bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as a government grant of $383 (2012 - $216). (see note 9).

19.                               Deferred Revenue

Current deferred revenue included $102 (December 31, 2012 - $100) received from the Chinese government for stockpiling of H5N1 vaccines that expire within one year and $773 (December 31, 2012- $1,278) of advances from customers.

Long-term deferred revenue included $11,005 (December 31, 2012 - $10,693) received from the Chinese government for stockpiling of H5N1 vaccines.

20.                           Earnings (loss) per Share

Earnings (loss) per share were calculated as follows:

	For the year ended December 31
	2011	2012	2013
Net income (loss) attributable to stockholders	$(844)	$(14,853)	$7,442

Basic weighted average number of common shares outstanding	54,608,919	54,926,440	55,301,276

Effect of dilutive securities:
Stock options	—	—	501,062
Diluted weighted average number of common shares outstanding	54,608,919	54,926,440	55,802,338
Basic earnings (loss) per share	$(0.02)	$(0.27)	$0.13
Diluted earnings (loss) per share	$(0.02)	$(0.27)	$0.13

Anti-dilutive options were not included in the diluted EPS calculation for the year ended December 31, 2011 and 2012.

21.                               Segmented Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $79,683 (December 31, 2012 - $81,233) including land use rights, property, plant and equipment and licenses are all located in mainland China. The Company’s total assets by geographic location are as follows:

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2012	December 31, 2013
Assets
Mainland China	$164,174	$199,703
Hong Kong	44,589	40,990
Total	$208,763	$240,693

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2011	2012	2013
Sales
Inactivated hepatitis vaccines	$26,939	$39,951	$47,202
Influenza vaccines	8,113	9,191	12,156
H5N1	7,782	—	10,736
H1N1	14,008	—	—
Mumps	—	24	1,680
Rabend	—	50	750
Total	$56,842	$49,216	$72,524

The H5N1 and H1N1 vaccines were all sold to the Chinese government. The Company’s sales of H5N1 and H1N1 vaccines are dependent on government stockpiling purchases. Loss of such government stockpiling purchases would have a material adverse effect on the Company’s total sales.

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2011	2012	2013
Sales
Mainland China	$56,407	$48,199	$71,397
Foreign countries	435	1,017	1,127
Total	$56,842	$49,216	$72,524

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.                               Collaboration Agreements

(a)                                    On March 12, 2009, the Company entered into a technology transfer agreement (with an amendment agreement entered on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin CanSino”). According to the agreement, the Tianjin CanSino will transfer the technology of a pneumococcal vaccine to the Company and jointly develop the technology with the Company. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000 and royalty payments ranging from 6% to 10% for the net sales in Chinese market. Both parties will work together to develop international markets for the products.

On December 14, 2011, an amendment agreement was signed for the payment of $300 for the transfer of an additional six serotypes and related technology. As of December 31, 2013, the Company made total milestone payments of $1,200 ($1,000 under the March 12, 2009 agreement and $200 under the December 14, 2011 amendment). The remaining milestone payment will be paid when the Company achieves each specific milestone, including obtains clinical trials approval, completes clinical trials and achieves desired results, and achievement of commercial sales. The Company recorded $nil, $200 and $nil in research and development expenses for the years ended December 31, 2011, 2012, and 2013, respectively.

(b)                                    On August 18, 2009, the Company entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted the Company a non-exclusive license to make and use certain of its products. NIH has also granted the Company the right to use certain associated information for development of its licensed products. The collaboration term under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by the Company, unless the agreement is terminated earlier per the provisions included therein.

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtains regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license issue royalty of $8, $8 and $21 for the years ended December 31, 2011, 2012 and 2013 as research and development expenses, respectively.

(c)                                     The Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining toH5N1 influenzavirus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments less than 10% of net sales of the licensed products in China (including Hong Kong and Macau).Licenses fee and royalties of $3,400 were paid in the year ended December 31, 2012.In 2013, the Company obtained a new stockpile order of 3 million doses H5N1 vaccines from the Chinese government. As of December 31, 2013, royalties of $1,036 was capitalized as inventory costs and included in the accounts payable and accrued liabilities. No additional milestone payments have been paid as the Company has not met the cumulative net sales threshold.

On August 15, 2012, the Company entered into amendment agreements with Medimmune to revise the termination date of the license to December 29, 2015, as a result of amendment of the main license agreement to end on December 29, 2015. The other three sublicense agreements have been revised to end on April 5, 2020, July 14, 2020, and May 23, 2021, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23          Subsequent Events

On January 30, 2014, Sinovac Beijing repaid $1,652 (RMB 10 million) of the loan from China Merchants Bank.

On March 3, 2014, Sinovac Beijing entered into a bank loan agreement with the China Merchants Bank with a credit limit of $4,956 (RMB 30 million). The loan is unsecured, repayable on March 2, 2015 with an interest rate of 6.9%.

On March 12, 2014, Sinovac Dalian repaid a bank loan of $826 (RMB 5 million) to the Bank of China.