Form 20-F
period 2014-12-31
SINOVAC BIOTECH LTD
filed 2015-04-29
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

55,809,661 common shares as of December 31, 2014

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2014, which was RMB6.2046 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 17, 2015, the noon buying rate was RMB6.1976 to $1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2014, 2013 and 2012 and consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2011 and 2010 and consolidated balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated statements of comprehensive income (loss) data	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands except share and per share data)
Sales	$63,101	$72,524	$49,216	$56,842	$33,401
Cost of sales	16,493	21,273	19,100	21,128	16,719
Gross profit	46,608	51,251	30,116	35,714	16,682
Operating expenses:
Selling, general and administrative expenses(1)	34,787	34,538	33,280	23,809	20,296
Provision (recovery) for doubtful accounts	329	(504)	(874)	(167)	1,921
Research and development expenses	11,034	8,384	17,044	9,007	8,508
Loss on disposal and impairment of property, plant and equipment	74	88	2,190	455	1,237
Government grants recognized in income	(104)	—	(373)	(764)	(1,924)
Total operating expenses	46,120	42,506	51,267	32,340	30,038
Operating income (loss)	488	8,745	(21,151)	3,374	(13,356)
Interest and financing expenses	(3,407)	(3,031)	(775)	(384)	(1,178)
Interest income	2,685	2,168	2,370	1,397	1,133
Other income (expenses)	1,356	263	(77)	280	96

Income (loss) before income taxes and non-controlling interests	1,122	8,145	(19,633)	4,667	(13,305)
Income tax benefit (expenses)	(1,458)	2,225	884	(5,066)	704
Net income (loss)	(336)	10,370	(18,749)	(399)	(12,601)
Less: (income) loss attributable to non-controlling interests	(515)	(2,928)	3,896	(445)	4,094
Net income (loss) attributable to the shareholders of Sinovac	$(851)	$7,442	$(14,853)	$(844)	$(8,507)
Earnings (loss) per share
- basic	$(0.02)	$0.13	$(0.27)	$(0.02)	$(0.16)
- diluted	$(0.02)	$0.13	$(0.27)	$(0.02)	$(0.16)
Weighted average number of common shares outstanding
- basic	55,681,076	55,301,276	54,926,440	54,608,919	53,064,968
- diluted	55,681,076	55,802,338	54,926,440	54,608,919	53,064,968

(1)         Includes stock-based compensation of $0.3 million, $0.3 million, $0.3 million, $0.2 million and $0.5 million in 2014, 2013, 2012, 2011 and 2010, respectively.

	As of December 31,
Balance sheet data	2014	2013	2012	2011	2010
	(in thousands)
Cash and cash equivalents	$91,518	$107,242	$91,241	$104,287	$101,585
Total assets	238,530	240,693	208,763	215,908	214,358
Short-term bank loans and current portion of long-term debt	47,375	16,217	3,329	4,713	10,436
Total current liabilities	79,834	49,157	30,155	39,531	45,758
Long term debt (include due to related party)	1,803	32,146	34,411	17,321	10,058
Net assets	141,726	143,639	129,435	145,297	147,756
Non-controlling interests	15,162	14,955	11,711	15,377	21,317
Common stock	56	56	55	55	54
Total shareholders’ equity	$126,564	$128,684	$117,724	$129,920	$126,439

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Company

Our business growth relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.

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

•                  manufacture and deliver products with good quality in a timely manner and in sufficient quantities;

•                      manage product lot release process successfully and timely;

•                  increase customer awareness and acceptance of our products;

•                  minimize the time and cost required to obtain required regulatory clearances and approvals;

•                  anticipate and compete effectively with other vaccine product developers, manufacturers and marketers;

•                  price our products competitively;

•                  comply with the guidelines of Good Manufacturing Practice, or GMP, and other related regulations; and

•                      thoroughly understand the frequently developing regulatory guidelines and regulations on vaccine products and to comply with the regulations and guidelines accordingly.

We incurred a loss from 2010 to 2012 and in 2014 and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007 and were profitable from 2007 through 2009, we incurred losses in 2010, 2011 and 2012. Although we were profitable in 2013, we incurred a loss again in 2014. We cannot assure you when we will be profitable again in the future. We had net income attributable to shareholders of $7.4 million in 2013 and incurred net loss attributable to shareholders of $0.9 million in 2014. Our profit in 2013 was partly driven by the recognition of H5N1 vaccine governmental stockpiling revenue of $10.7 million, which will not happen every year. In 2014, the loss was caused by less revenue and higher R&D expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

We distribute vaccines product in China through Centers for Disease Control, or CDCs, which are PRC government agencies. This exposes us to risks relating to doing business with the government.

We sell our vaccines to CDCs, which are PRC government agencies. Our sales to PRC government agencies expose us to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if the Centers for Disease Control, or CDC, or other relevant government agency were to be consolidated with another ministry. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. In 2014, 2013 and 2012, 42.0%, 36.4% and 40.9%, respectively, of our revenues were from sales of Healive; 34.8%, 28.7% and 40.3% of our revenues were from sales of Bilive; 19.2%, 16.8% and 18.7% of our revenues were from sales of Anflu; and 0.3%, 14.8% and nil of our revenues were from sales of Panflu (H5N1). However, revenue recognition of Panflu (H5N1) is not recurring, which may cause fluctuation of our revenue. As a result of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wide variety of products or services.

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

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We manufacture vaccines that are injected into people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could harm the vaccinees and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity.

The successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu and Panflu (excluding U.S. and Europe), we cannot assure you that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, there remains the risk that foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or have planned to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Any pandemic threat may abate, or alternative vaccines or technologies may be adopted, before our vaccines achieve significant sales.

We have devoted significant resources to researching and developing various vaccines to address the pandemic threat of infectious diseases, including SARS, avian flu, and swine flu, and will continue to devote resources to the development of our vaccines to address any new needs.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure you that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are unable to successfully compete in the highly competitive biopharmaceutical industry, our business could be harmed.

We operate in a highly competitive environment and we expect the competition to increase further in the future. Our competitors include large pharmaceutical and biotechnology companies, both domestic and international. Many of these competitors have greater resources than us. New competitors may also enter into the markets in which we currently compete. Accordingly, even if we are successful in launching a product, we may not be able to outperform a competing product for any number of reasons, including the possibility that the competitor may:

•                  have launched its competing product first or the competing product may have, or be perceived as having, better efficacy, stronger brand recognition, or other advantages;

•                  have better access to certain raw materials;

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

We may not be successful in commercializing our EV71 vaccine

We completed phase III clinical trial on our proprietary EV71 vaccine against EV71-associated hand, foot and mouth diseases, or HFMD, which showed that our EV71 vaccine candidate has good safety and efficacy profile. We filed new drug application, or NDA, for our EV71 vaccine candidate in May 2013 with the external expert panel review completed in November 2014. We cannot assure you that we will be able to successfully obtain the new drug certificate, production permit and good manufacturing practice certificate required for us to begin production and bring our EV71 vaccine to the market. Even then, unsuccessful lot release and competitive pricing pressures may limit or prevent the success of the product on the market. For example, our competitors may launch similar products or the PRC government may grant compulsory licenses to allow competitors to manufacture our EV71 vaccine. State-owned competitors may not act rationally as commercial entities, and we may be forced to follow their pricing to the low end of the range. Furthermore, if the PRC government were to include our EV71 vaccine in Expanded Program on Immunization, or EPI, earlier than we expect, purchase made by the government could affect our anticipated revenue. Any of these factors, together with other risks, including changes in the regulatory environment, supply issues and product liability claims, may result in our inability to successfully commercialize our EV71 vaccine in China, which would materially and adversely affect our business, financial condition and results of operations.

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

Our market share is estimated based on the batch release number for 2014 (as of December 31, 2014) published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual sales number in the market. We supplied 21.0%, 15.5% and 10.9% of the total hepatitis A vaccine market, or 72.7%, 44.6% and 37.1% of the inactivated hepatitis A vaccine market in 2014, 2013 and 2012, respectively, as measured by lot release number. Going forward, we may not be able to compete with other hepatitis A suppliers for either private pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share, in terms of lot release numbers, was 9.5% in 2014, 11.3% in 2013 and 6.7% in 2012. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue growth could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

We may not be able to maintain market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do maintain or expand market share in these markets, we may need to sell our vaccines at a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the EPI in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child.

Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded market. Most provincial and municipal governments prefer to purchase the lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. We are supplying vaccines in these markets at a lower price than we do in the private market, which could adversely affect our gross margin. Moreover, we cannot assure you that we will be able to maintain our sales in the public market for our hepatitis A vaccine. Our revenue could be adversely impacted if we are not able to maintain our market share of the government-funded markets of these cities and province. As we are making efforts to breakthrough into additional provincial and municipal public market, we may be forced to further lower our price to win the tender, which will adversely affect our gross margin.

Since 2008, we have received three stockpiling orders for our H5N1 vaccine from China’s central government every two years with the amount of 3 million doses each order, and three stockpiling orders from Beijing government with the amount of 20,000 doses per order. The latest batch of stockpiled H5N1 vaccines will expire in the first half of 2016 and the revenue will be recognized upon the government inspection. We cannot assure you that we will continue to receive additional stockpiling orders from governments in the future.

Since 2007, we have been selected as one of the suppliers by Beijing CDC to supply seasonal influenza vaccines to Beijing citizens. We have supplied 496,769 doses, 408,793 doses, 338,895 doses, 368,650 doses, 264,942 doses, 513,901 doses, 128,138 doses in 2014, 2013, 2012, 2011, 2010, 2009, 2007 respectively. Although the supply volume has been increasing in recent years, we cannot assure you that we will continuously obtain such orders in the future and maintain the current market share. If the supply volume decreases, that would negatively impact our sales revenue in the future.

If centers for disease control, hospitals, physicians and vaccinees, do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained the regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among centers for disease control, or CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

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

Our growth may be adversely affected if market demands for our vaccine products and product candidates do not meet our expectations. The production of vaccine products is a lengthy and complex process. As a result, our ability to match our production to market demand is imprecise and may result in a failure to meet market demand, which could materially and adversely affect our financial condition and results of operations as well as damage our reputation and corporate brand. For example, many vaccinees receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition. If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales.

If we are unable to enroll sufficient vaccinees and identify clinical investigators for our clinical trials, our development programs could be delayed or terminated.

The rate of completion of our clinical trials is significantly dependent upon the rate of enrollment of volunteers. Vaccinees enrollment is a function of many factors, including:

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

We may have difficulty in obtaining sufficient volunteer subjects enrollment or finding qualified investigators to conduct our clinical trials as planned and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of development of a product for a particular indication.

A setback in any of our clinical trials could adversely affect our share price.

We obtained the approval to conduct clinical trials for our pneumococcal polysaccharide vaccine in May of 2014 and we started clinical trails at the beginning of April 2015. In addition, we also filed a number of applications for our vaccine product candidates to conduct clinical trials, including varicella vaccine, sIPV, hepatitis B vaccine, and hepatitis A and B combination vaccine. We expect to obtain the license to commence human trial for our varicella vaccine in 2015. Setbacks in any phase of the clinical trials or field trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

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

After we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions and clinical investigators to enroll qualified vaccines and conduct clinical trials. Our reliance on these third parties for clinical development activities reduces our control over the clinical trial process. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not fulfill their contractual obligations, including failing to meet expected deadlines, we may not succeed or experience delays in our efforts to obtain regulatory approvals and commercialize our vaccine candidates.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term agreement for the supply of hepatitis B antigens used for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Temple of Heaven agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Temple of Heaven supplied hepatitis B antigens to us from July 2013 to June 2014. After that, we entered into the current hepatitis B antigens supply agreement in July 2014, which will expire in June 2015. Although we believe we have a good relationship with Beijing Temple of Heaven and successfully managed the supply in the past, we cannot assure you that Beijing Temple of Heaven will not, for any reason, cease to supply us with hepatitis B antigens in the future, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

According to the China GMP standards, each vaccine product can only be produced in one dedicated production facility. In Beijing, we conduct the primary production of each vaccine in its dedicated production plant at our Shangdi site and secondary filling and packaging at our Changping site. In Dalian, we manufacture mumps vaccine at one facility. We also conduct some of our primary research and development activities out of our manufacturing facilities. We do not maintain back-up facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. We do not maintain any business interruption insurance to cover lost income as a result of any such events. The occurrence of such an event could materially and adversely affect our business. We may build additional manufacturing facilities in the future. There can be no assurance, however, that we will be able to expand our manufacturing capabilities to or realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to upgrade the production plant for our existing products or expand the facility, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We have invested approximately $16.4 million in incorporation of Sinovac Dalian and invested $10.0 million in Sinovac R&D to conduct research and development and other operating activities of operational entity in PRC. We intend to use the remaining net proceeds we received from this offering for the research and development of our product candidates, the expansion of production facilities for our pipeline products and other general corporate purposes.

In the long run, we will need to raise additional funds from the capital markets to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, including pneumococcal polysaccharide vaccine, varicella vaccine, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2014, we had approximately $ 91.5 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

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

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Xiamen Bioway Biotech Co., Ltd, or Xiamen Bioway, owns a 26.91% interest. Xiamen Bioway’s interests may not be aligned with our interests at all times. We cannot assure you that Xiamen Bioway will be cooperative with us in handling matters related to the operations of Sinovac Beijing. As the minority shareholder of Sinovac Beijing, according to Sinovac Beijing’s Articles, Xiamen Bioway has the right to assign a director to the five-director board of Sinovac Beijing. Accordingly, they have the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. In addition, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third-party, Xiamen Bioway has a right of first refusal to purchase our interest in accordance with the relevant PRC regulations.

In addition, Xiamen Bioway, the minority shareholder of Sinovac Beijing has additional rights under the joint venture contract and articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, Sinovac Dalian was established to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made the initial cash contribution of RMB 60 million ($9.6 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB 140 million ($22.5 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB 50 million ($8.0 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

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

We are a small company with 668 full-time employees as of December 31, 2014 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, our President and Chief Executive Officer, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

We may encounter difficulties in managing our growth, which could adversely affect our results of operations.

We have experienced a period of rapid and substantial growth and, if such growth continues, will continue to place a strain on our administrative and operational infrastructure. We also plan to introduce new products to market that, if successful, could place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be materially and adversely affected. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement these required improvements.

International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our growth strategy and prospects would be materially and adversely affected.

We have entered into selected international markets and intend to continue to expand the sales of our products into new international markets. In expanding our business internationally, we have entered, and intend to continue to enter, markets in which we have limited or no experience and in which our brand may be less recognized. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend significantly more on marketing and promotion than we do in our existing domestic markets when appropriate. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, in new markets, we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new internal markets are unsuccessful, our growth strategy and prospects would be materially and adversely affected.

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. Although the CFDA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards, such negative publicity may lead to lower demand for vaccination in China, which could in turn negatively impact the vaccine industry and our business, financial condition and results of operations.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP guidelines and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premise and equipment, raw material and products, qualification and validation, documents management, production management, quality control and assurance and products distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by CFDA since March 1, 2011. The new GMP standards are similar to EU GMP standards. All vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline will be forced to suspend production. We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure you that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future.

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

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the timeframes currently anticipated by us. We could encounter difficulties in enrolling vaccinees for clinical trials or encounter setbacks while conducting clinical trials that result in delays or cancellation. Data obtained from pre-clinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional regulation from future legislation, administrative action or changes in the CFDA policy or if unforeseen health risks become an issue with the participants of clinical trials. Clinical trials may also fail at any stage. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for only five years and we need to apply for renewal six months prior to their expirations. The approving process for our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

Delays in obtaining the CFDA or foreign approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, there can be no assurance that we can maintain the approval or that the approval will not be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

Outside the PRC, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the CFDA approval process described above and may include additional risks.

Because the medical conditions that our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing, resumed price controls and additional regulations.

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

We have a total of 23 issued patents and a number of pending patent applications relating to our vaccines in China，for which our hepatitis A vaccine and seasonal influenza vaccine each have 3 issued patents for protection. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to effectively manage the resulting relationships. Our ability to enter into agreements with commercial partners depends in part on our ability to convince them of the value of our technology and know-how. This may require substantial time and effort on our part. While we anticipate expending substantial funds and management effort, we cannot assure you that strategic relationships will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all. Furthermore, we may incur significant financial commitments to collaborators in connection with potential licenses and sponsored research agreements. In addition, we may not be able to control the areas of responsibility undertaken by our strategic partners and may be adversely affected should these partners prove unable to carry a product candidate forward to full commercialization or should they lose interest in dedicating the necessary resources toward developing any such product quickly.

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

We work with scientific advisors and academic collaborators who assist us in some of our research and development efforts.  Some of our pre-clinical and research programs are heavily reliant upon such collaborators and we generally benefit considerably from the resources, technology and experience these collaborations can provide. These scientists are not, however, our employees and may have other commitments that limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose the services of these scientists and institutions. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our new vaccines development process and lower our efficiency in new products development. In addition, although our scientific advisors and academic collaborators generally sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known which would compromise our competitive advantage.

We may lose the right to use “科兴” (Kexing) on our vaccine products and/or as part of our trade name.

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the”科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services &Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark”, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and around 98.5% of our sales are currently made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

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

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiary, Sinovac Beijing, our wholly owned subsidiaries, Tangshan Yian and Beijing Sinovac R&D Technology Co., Ltd. (formerly known as Sinovac Biological), or Sinovac R&D, and our 55%-owned subsidiary, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Tangshan Yian and Sinovac R&D are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Sinovac Beijing, Sinovac Dalian, Tangshan Yian and Sinovac R&D are required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of the subsidiaries to pay dividend in cash. In addition, if Sinovac Beijing, Sinovac Dalian, Tangshan Yian or Sinovac R&D (formerly known as Sinovac Biological) incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 98% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Tangshan Yian and Sinovac Dalian are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

The value of the renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government allows the renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the exchange rate between the renminbi and U.S. dollar has been relatively stable and consequently the renminbi has sometimes fluctuated sharply against other freely traded currencies, in tandem with the U.S. dollar. The PRC government indicated that it will make the foreign exchange rate of the renminbi more flexible and widen the trading band of renminbi, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant fluctuations of the renminbi against foreign currencies. As the majority of our costs and expenses are denominated in renminbi, a resumption of the appreciation of the renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in renminbi, any significant depreciation of the renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us.

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both domestic companies and the foreign invested enterprises, or the FIEs, are subject to a unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies. Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status and obtained the corresponding certificate in 2014 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2014 to 2016. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with the local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. However, since this notice has not yet come into force, there exist high uncertainties with respect to its interpretation and implementation by governmental authorities and banks.

Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options and restricted shares may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, or RSUs, vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

In December 2012, the SEC initiated administrative proceedings against the China affiliates of five accounting firms, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud, and thus violated U.S. securities laws and SEC rules and regulations. On January 22, 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of Ernst & Young Hua Ming LLP’s and the other China-based affiliates of the Big Four accounting firms’ right to practice before the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via China Securities Regulatory Commission (“CSRC”). If a firm does not follow the procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings or commence a new, expedited administrative proceeding against the non-compliant firm. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our common shares may be adversely affected.

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

We were incorporated in Antigua and Barbuda on March 1, 1999. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing through contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB 18.6 million ($3.1 million). We currently own 73.09% of the equity interest in Sinovac Beijing.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB 60 million ($9.9 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB 140 million ($23.1 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB 50 million ($8.3 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at the price of $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB 123.6 million ($20.4 million). As of December 31, 2012, we have paid off the consideration. We have completed the construction of a new warehouse, a new filling and packaging line and a production line for EV71 vaccine in compliance with the new GMP standards.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million that was borrowed by Tangshan from us in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes operational activities. In 2014, the board of directors passed a resolution to increase capital contribution to Sinovac Dalian in the amount of RMB 80 million ($12.9 million), which will increase Sinovac’s equity ownership from 55% to 68%. RMB 50 million ($8.1 million) was provided through foreign debt first with the expectation of a debt to equity swap of the total amount after the remaining RMB 30 million is provided to Sinovac Dalian.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.                                    Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A, hepatitis B, seasonal influenza, H5N1 and H1N1 pandemic influenza and mumps, as well as animal rabies. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In 2011, our animal rabies vaccine was approved by the Ministry of Agriculture for commercialization. In December 2011, Sinovac Dalian obtained the production license from the CFDA for its mumps vaccine product and launched the mumps vaccine in late 2012. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. On December 23, 2010, we obtained the approval from the CFDA to commence human clinical trials of a vaccine against EV71. We have completed phase I, II and III clinical trials since 2011. In February 2014, the phase III clinical results of our EV71 vaccine were published online on The New England Journal of Medicine, or NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. We filed NDA for our EV71 vaccine candidate in May 2013. Recently, an external expert panel was held and completed in November 2014. After the panel, we have submitted supplementary documentations to CFDA as required, and we are now waiting for the panel review results and the notification of site inspection from CFDA, a milestone process of NDA application. We obtained the approvals to conduct clinical trials of pneumococcal polysaccharide vaccine, pneumococcal conjugate vaccine, and rubella vaccine in May 2014, January 2015 and December 2014, respectively.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious disease with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre- clinical	File IND	Obtain Clinical Approval from CFDA	Phase I	Phase II		Phase III		On sale

Healive	Hepatitis A

Bilive	Hepatitis A&B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(2)

Panflu.1	Influenza A H1N1 virus

RabEnd	Rabies Virus (in animals)

Mumps Vaccine	Mumps						(3)

EV71 Vaccine	EV71 Virus

Pneumococcal Polysaccharide Vaccine	Pneumococcus

Pneumococcal Conjugate Vaccine	Pneumococcus

Rubella Vaccine	Rubella

Varicella Vaccine	Varicella-zoster virus (Herpes virus 3, Human)

Sabin Inactivated Polio Vaccine	Polio

Hep B Vaccines	Hepatitis B

Hep A&B Vaccine(4)	Hepatitis A&B

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

(4) The new generation of hepatitis A&B combined vaccine is made from our proprietary hepatitis B vaccine with higher dosage component of 10µg (pediatric dosage) and 20µg (adult dosage).

•                  Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 23.70 million doses of hepatitis A vaccines were approved and released in China for the year ended December 31, 2014. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml per dose) and children (0.5 ml per dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2014, 2013 and 2012, we sold approximately 3.9 million, 4.1 million and 3.7 million doses of Healive, which generated approximately $26.5 million, $26.4 million and $20.1 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 45.5 million doses as of December 31, 2014. We are selling Healive in Mongolia, Nepal and Chile, and are currently seeking the regulatory approval to sell Healive in six countries.

•                  Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. Currently, we are the only supplier in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, is 100% in 2014. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2014, 2013 and 2012, we sold approximately 2.6 million, 2.5 million and 2.6 million doses of Bilive, which generated approximately $21.9 million, $20.8 million and $19.8 million in revenues, respectively.

•                  Anflu. In October 2005, we received the final approval from the CFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that do not contain preservatives. According to the NIFDC lot release records, 42.42 million doses of influenza vaccines were approved and released in China as of December 31, 2014. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 3.4 million, 3.4 million and 2.9 million doses of Anflu in 2014, 2013 and 2012, which generated approximately $12.1 million, $12.2 million and $9.2 million in revenues, respectively. We are selling our Anflu in Mongolia, Mexico, Philippines, Tajikistan, and Bangladesh. In addition, we are currently seeking regulatory approval to sell Anflu in four countries.

•                  Panflu. In April 2008, we were granted a production license for Panflu by the CFDA. Panflu is the only approved vaccine available in China against the H5N1 influenza virus although we received the virus strains at the same time as other manufacturers globally, which demonstrated our strong research and development capability. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. Our revenue from the sale of Panflu amounted to $0.2 million, $10.7 million and $nil in 2014, 2013 and 2012, respectively.

•                  Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the CFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. We received orders of 20.97 million doses as of the date of this annual report. According to the NIFDC lot release records, we were ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu.1 amounted to approximately $14 million in 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•                  Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC, 9.2 million, 9.12 million and 4.49 million doses of vaccines for mumps were approved for sale in China in 2012, 2013 and 2014, respectively. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012 and no revenues were recognized in 2012. We sold approximately 1.7 million doses and 1.2 million doses of mumps vaccine in 2014 and 2013 respectively, which generated approximately $2.2 million and $1.7 million in revenues in 2014 and 2013.

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

•                  RabEnd. Animal rabies is the leading cause of transmission that results in human rabies. Animal vaccination can reduce the incidence of rabies in humans by reducing human contact with rabid animals. The vaccine is manufactured in Tangshan Yian. The product was approved for sales in September 2011. We sold 0.1 million, 0.2 million and 5000 doses of RabEnd in 2014, 2013 and 2012, which generated approximately $0.2 million, $0.8 million and $50,000 in revenues, respectively.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, which is listed hereunder.

•                  EV71 vaccine. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the statistics from National Health and Family Planning Commission of China, from 2008 to 2014, more than 11 million cases of HFMD were reported, resulting in around 3,208 reported fatalities in China. According to an epidemiological study, from 2008 to 2012, EV71 infection caused around 80% of the severe cases and over 90% of the fatal cases and China CDC’s data for the first months of 2014 further proved the result above. There is no identified treatment for enterovirus infections and no vaccine is currently available. We started our research and development of the EV71 vaccine in 2008. In December 2009, the CFDA accepted our application to commence human clinical trials, which was the first clinical trial application for the EV71 vaccine in China. We obtained the approval from the CFDA to commence clinical trials on December 23, 2010 and initiated phase I clinical trial for EV71 vaccine on December 30, 2010. We completed phase I and II clinical trials in 2011. The phase III clinical trial was initiated in 2012 and completed in 2013, which showed our EV71 vaccine candidate has an efficacy rate of 94.8% against HFMD among infants and young children. In February 2014, the phase III clinical results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. Recently, an external expert panel was held and completed in November 2014. After the panel, we have submitted supplementary documentations to CFDA as required, and we are now waiting for the panel review results and the notification of site inspection from CFDA, a milestone process of NDA application. We have seven granted patents relating to the EV71 vaccine in China. Our EV71 vaccine will primarily target children from 6 months old to five years old, who number approximately 80 million in China.

•                  Pneumococcal polysaccharide vaccine. Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to the CFDA in February 2011 and obtained the approval to commence clinical trials in May 2014.

•                  Pneumococcal conjugate vaccine. Pneumococcal infection is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of whom are young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, there is only one imported vaccine product against this diseases. No domestic producer has been licensed to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who number approximately 32 million in China. We obtained the clinical trials license in January 2015.

•                  Rubella vaccine. Rubella is a disease caused by the rubella virus and an acute infection is usually associated with the symptoms of fever and systemic rash. The clinical license is granted in December, 2014. Further development of this vaccine candidate depends on the progress of developing a measles, mumps and rubella vaccine, or MMR vaccine.

•                  Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 16.6 million doses of varicella vaccines were approved and released in China in 2014, compared to 17.6 million doses in 2013. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with CFDA in January 2013.

•                  Sabin Inactivated Polio Vaccine. Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted  by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g. contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis.   One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (OPV) is widely utilized to eradicate polio. Although OPV is considered safe and effective, in extremely rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio (VAPP) or circulating vaccine-derived poliovirus (cVDPVs). Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world.  To enable countries to maintain immunity levels, inactivated polio vaccines (IPV) will be introduced. Sabin IPV is both safer to manufacturer and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced into 126 countries currently using OPV only by the end of 2015. According to Eradication and Endgame Strategic Plan developed under the Global Polio Eradication Initiative, from 2014 to 2018, the use of OPV in routine immunization will be gradually ceased. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology or INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the Sabin Inactivated Polio Vaccine or sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we have completed the pre-clinical study and submitted the application for clinical trials to CFDA in October 2014.

•                  Hepatitis B vaccine.Hepatitis B is a potentially life-threatening liver infection caused by the hepatitis B virus. It is a major global health problem. It can cause chronic liver disease and chronic infection and puts people at high risk of death from cirrhosis of the liver and liver cancer. We have completed pre-clinical studies and filed clinical trial application in December 2014.

•                  New generation of hepatitis A & B vaccine. The new generation combination vaccine will contain a higher dosage of the hepatitis B component, 10µg and 20µg for pediatric and adult formulations, respectively, to enhance the vaccine’s immunogenicity. Sinovac is developing a new generation of its hepatitis A&B combination vaccine based on its individual hepatitis A and B vaccines. Currently, we have completed the pre-clinical studies and filed clinical trial application in late December of 2014.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu and Panflu.1, mumps vaccine and RabEnd, and have made significant advances in the prevention of SARS. We believe that we were the first company in the world to complete a phase I clinical trial of a SARS vaccine. In addition, our avian influenza vaccine product, Panflu, is the only approved vaccine available in China against the H5N1 influenza virus. Our Panflu.1 is the first approved vaccine in China and the world against the influenza A H1N1 virus. We believe our R&D capabilities provide us with a key competitive advantage. We intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, such as EV71, as well as the vaccine products with extensive market demand in China and other developing countries, such as pneumococcal vaccines and varicella vaccine.

We started our research and development of EV71 vaccine in 2008 and obtained the approval to commence clinical trials from the CFDA on December 23, 2010. Three phases of clinical trial were completed in 2013. New Drug Application (or NDA) was filed with CFDA in May 2013 and technical trial is ongoing. External penal review for NDA approval was completed in November 2014 and supplementary dossier submission was completed in late January 2015, after being required at the end of 2014.

In 2008, we initiated the research and development of pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine, among other vaccines. We have completed the preclinical studies on pneumococcal conjugate vaccine and pneumococcal polysaccharide vaccine. The applications for commencing human clinical studies were submitted to the CFDA in 2011. We obtained approval to commence clinical trials for pneumococcal polysaccharide vaccine and pneumococcal conjugate vaccine in May 2014 and January 2015, respectively.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarter to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products.

In order to achieve our R&D goal, part of our R&D strategy is to focus on in-house development and to establish collaborations with domestic and international partners on technology and virus strains licensing. We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. In most cases, we will own the commercial rights to the products that result from our existing R&D strategic collaborations.

The continuous investment in R&D is one of our strategies, which, we believe, will ensure the company’s future growth. Our research and development expenses were $11.0 million, $8.4 million and $17.0 million in 2014, 2013 and 2012, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs, including SARS, pandemic influenza, EV71, as well as pneumococcal conjugate vaccine. We received government research funding in the amount of $3.5 million, $0.8 million and $2.4 million in 2014, 2013 and 2012, respectively.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market in China while leveraging this strength to expand market share in the government-paid market.

Although the overall vaccine market environment is challenging in 2014, total sales of our regular products increased 1.8% year over year

We primarily rely on our own sales force to sell our products directly to CDCs in the private market. As of December 31, 2014, our in-house sales and marketing team consisted of 173 staff members located in 31 provinces and four municipal cities throughout China. We also collaborate with reputable and experienced distributors in regions that are not covered by our sales team. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team maintains stable relationships with our customers by providing them with technical supports and trainings. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong (Panflu and Anflu), Mexico (Panflu.1 and Anflu), Nepal (Healive), Philippines (Anflu), Mongolia (Healive and Anflu), Chile (Healive and Anflu). We have already exported some of our products to seven countries, including Mongolia, Mexico, Philippines, Nepal, Tajikistan, Bangladesh and Chile. We are currently seeking regulatory approval to sell a number of our products in approximately 8 countries. We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful.

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

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we use for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven. We and Beijing Temple of Heaven agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Temple of Heaven supplied hepatitis B antigens to us from July 2013 to June 2014. After that, we entered into the current hepatitis B antigens supply agreement in July 2014, which will expire in June 2015. It is uncertain whether Beijing Temple of Heaven will continue to furnish us with hepatitis B antigens after the expiry of the agreement. Raw materials generally are in good supply and the prices we pay for them remain stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

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

We have built a new production site in Changping District, Beijing, which comprises a new filling and packaging line that complies with the new PRC GMP standards, EV71 production facilities and a warehouse. The EV71 vaccine production line has a designed annual capacity of 20 million doses. The validation and commissioning for EV71 facility has been completed. We filed NDA for our EV71 vaccine in May 2013, which is under the technological review by CFDA.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product in late 2012. Sinovac Dalian also completed the pre-clinical research on human used varicella vaccine and filed the clinical trial application with CFDA in January 2013. We are currently preparing supplementary material for the clinical trial application as required following the expert panel review in November 2014. The production line for the varicella vaccine is also under construction.

Our production site in Tangshan focuses on manufacturing animal vaccines.

Each of our subsidiaries has its own quality assurance departments. The quality assurance department of each subsidiary plays a role to supervise the R&D, manufacturing, procurement, quality control, sales and marketing, and plant construction of its own subsidiary under the guidance of relating regulations and guidelines. Regular trainings or seminars are organized among QA departments of each subsidiary to share and exchange knowledge and experiences.

Sinovac has built a detailed pharmacovigilance system. Pharmacovigilance system includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff and relevant responsibilities. According to requirements of competent authorities, we have reported the severe Adverse Event Following Immunization in time, and reported AEFI cases regularly. We summarize and analyze all safety information coming from post-marketing surveillance, phase Ⅳ clinical trials, safety studies and literatures, to make the risk-benefit evaluation annually, and to submit the PSUR(Periodic Safety Update Reports) to competent authorities regularly. Meanwhile, we are required to assist competent authorities to investigate on the AEFIs and provide the required information.

Collaborations

On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology or INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the Sabin Inactivated Polio Vaccine or sIPV for distribution in China and other countries. We expect to develop and commercialize the vaccine in China, as well as seeking regulatory approval in other countries. The agreement has a term of 50 years.

We agreed to pay INTRAVACC license fee of up to net of PRC withholding tax $2,406 (€1.5 million), including an entrance fee and milestone payments upon achieving specific milestones. We also agreed to pay royalty payments in single digit on net sales generated worldwide from the product or products developed under the license agreement. We recorded an entrance fee of $0.7 million (€0.5 million) excluding PRC withholding tax for the year ended December 31, 2014 as research and development expense. We also recorded $0.1 million (€0.1 million) for payment made to INTRAVACC for use of sIPV viral seeds in research and development expense, for the year ended December 31, 2014.

We licensed from MedImmune, LLC, or MedImmune, certain rights to use patented reverse genetics technology pertaining to virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. No royalty payment was made in 2013. We made $0.9 million royalty payment in May 2014.

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc. or Tianjin CanSino, a third party company, to develop a 7-valent pneumococcal conjugate vaccine. According to the agreement, Tianjin CanSino will transfer the technology of a pneumococcal vaccine to us. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment ranging from 6% to 10% for the net sales in Chinese market. Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments for eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval. Both parties agreed to work together to develop international markets for the products. On November 9, 2009 and December 14, 2011, we entered into two amendments to the technology transfer of another six serotypes and related technology to us for $0.3 million to develop a 13-valent pneumococcal conjugate vaccine. As at December 31, 2014, we made total milestone payments of $1.2 million ($1 million under March 2009 agreement and $0.2 million under the November 2009 and December 2011 amendments). On January 29, 2015, we entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the first two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology agreement was revised to be a licensing agreement. The remaining milestone payments under the agreements were reduced. Both Sinovac and CanSino are free to develop PCV vaccines or to collaborate with one other company for the same purpose.

On August 18, 2009, we entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted the Company a non-exclusive license to make and use certain of its products. NIH has also granted the Company the right to use certain associated information for development of its licensed products. The collaboration term under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by the Company, unless the agreement is terminated earlier per the provisions included therein. We agreed to pay NIH a license issue royalty of $0.1 million upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales.

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

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over both cheaper but not enough high quality vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in or have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales, although these advantages are not comprehensive.

There are multiple vaccine products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Kunming Institute of Biological Product, Sanofi Pasteur and Merck Sharp & Dohme Corp. as key competitors in the China market, and GlaxoSmithKline Biologicals, and Changchun Institute of Biological Products for the markets outside of China. While in China, according to the batch release number published by NIFDC, over 70% of hepatitis A vaccines released in China are live attenuated vaccine, another type of hepatitis A vaccine compared to inactivated version, which is the biggest competitor for inactivated hepatitis A vaccine. The live attenuated hepatitis A vaccine manufacturers include Kunming Institute of Biological Product, Pukang Biological Co., Ltd., Changchun Institute of Biological Products and Changchun Changsheng Life Sciences Ltd. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in China. Finally, with respect to the influenza vaccines, in China, we consider Hualan Biological Engineering Inc., Sanofi Pasteur S.A., Changchun Institute of Biological Products, Changchun Changsheng Life Sciences Ltd.,Aleph Biological Co., Ltd. (Dalian Yalifeng) and GlaxoSmithKline Biologicals as our major competitors and Sanofi Pasteur for the market outside of China.

And for the upcoming EV71 vaccine against HFMD, which is under the regulatory approval process, there are three companies under the similar stage, who are Kunming Institute of Biological Product, China National Biotec Group Co., Ltd. and Sinovac. We consider Kunming Institute of Biological Product and China National Biotec Group Co., Ltd. as our major potential competitors.

We believe we enjoy a number of advantages over our PRC domestic and multinational competitors. Generally, we believe that the principal competitive factors in the markets for our products and product candidates include:

•                  safety and efficacy profile;

•                  brand reputation;

•                  ease of application;

•                  product supply;

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

We have a total of 23 issued patents and a number of pending patent applications relating to our vaccines in China, which our hepatitis A vaccine and seasonal influenza vaccine each have 3 issued patents for protection.

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

We maintain 18 registered trademarks in China, including (i) Sinovac, (ii) Sinovac Chinese name and its logo, (iv) Healive, its Chinese name and logo, (v) Bilive and its Chinese name, (vi) Anflu and its Chinese name, (vii) Panflu, its Chinese name and the logo, (viii) PANFLU.1 and its Chinese name, and (ix) Chinese name of EV71 vaccine, (x) EV71Vac and EntV71. We have registered “Sinovac” trademark in Canada, Malaysia, Philippines and the United States. We have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany. Since the “Sinovac” trademark certificates of Columbia, India and Thailand have already been expired, we now deal with their renewal procedures..

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB 473 million ($76.2 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. Our worldwide product liability insurance of Healive, Bilive, Anflu and Panflu (excluding USA and Europe) from March 2014 to March 2015 is limited. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are carrying worldwide product liability insurance for Healive, Bilive, Anfluand Panflu (excluding USA and Europe) from March 2014 to March 2015 with the premium of $53,000. We are currently negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “ITEM 3. Key Information — D. Risk factors—Risks related to our company—we could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals, or GLP. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit file package for investigational new drug application, or IND, to the provincial level CFDA. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence clinical trials until we get approval of IND. We cannot assure that submission of an IND will result in the CFDA allowing clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such clinical trials.

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

Production Permit. Simultaneously with the application of new drug certificate, we also apply to the provincial level CFDA for a production license to manufacture the new drug to be approved by the CFDA. The production license application will be examined with similar stage procedure as for the new drug certificate, first by the provincial level CFDA followed by the Centers for Drug Evaluation, and the CFDA the last. After the provincial level CFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level CFDA will transfer the file to the Centers for Drug Evaluation, and the Centers for Drug Evaluation will review the application files and give technical opinion. If the Centers for Drug Evaluation is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified. The Center for Food and Drug Inspection will conduct an on-site inspection on our production procedures within 30 days after receipt of our application and take samples from three batches of our products, and the NIFDC will test the selected samples and later submit its testing reports to the Centers for Drug Evaluation. The Center for Food and Drug Inspection must submit the on-site production inspection report to Center for Drug Evaluation. The Centers for Drug Evaluation will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to the CFDA. The CFDA will decide whether or not to issue the production permit to us. If the product approval and production approval both meet the criteria, the CFDA will issue the production permit together with the new drug certificate at the same time. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with the effective standards and regulations.

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

We may also be required to conduct clinical trials prior to commencing the manufacturing of pharmaceutical products for which there are published state pharmaceutical standards.

GMP Certificate. After receiving the on-site inspection notification for production permit, we should submit the GMP inspection application to the Center for Food and Drug Inspection as well. The Center for Food and Drug Inspection will arrange for the inspection on our facilities for both purposes of GMP inspection and production permit at the same time. If we pass the GMP inspection, CFDA will issue the GMP Certificate after we get the Production Permit. A GMP Certificate is used to approve the quality system, including quality assurance and quality control management, production management, material and product, qualification and validation, facility and equipment, etc. The CFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that will not be identified or eliminated through testing the final products.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP Certificate.

Batch Approval. Our vaccine products cannot be distributed in the market before receiving batch approval. After we get the GMP certificate, we will start the commercial production, after which we need to apply for batch release approval by the NIFDC for the commercial lots. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The NIFDC will review the documents and test the samples and issue a batch approval within approximately two months if our manufacture procedures and the quality of our products meet CFDA standards. With the batch approval, we may distribute the approved batch of vaccines to the market.

C.                                    Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries as of the date of this report.

* Dalian Jin Gang Group Co., Ltd. owns the remaining 45% equity interest in Sinovac Dalian.

** Xiamen Bioway Group Co., Ltd., owns the remaining 26.91% equity interest in Sinovac Beijing.

*** The former name is Beijing Sinovac Biological Technology Co., Ltd.

D.                                    Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park (Haidian) in Beijing in a 48,900 square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. We own the above-described 48,900-square-foot facility in Beijing. In August 2004, we signed two 20-year leases with SinoBioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in lease payment. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building until 2013.The filling facilities were moved to Changping site in 2013, where we are setting up the commercial production facility for our pneumococcal vaccines. In September 2010, we entered into an agreement with SinoBioway, under which we lease a space of 6,778 square feet. The lease term is five years and we used it for our research and development function. On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

We have two production lines located in the Peking University Biological Park (Haidian). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu (northern hemisphere), or the equivalent of 20 million doses of Panflu or 20 million doses of Panflu.1. In May 2013, our new filling and packaging line in Changping site was granted the new GMP certificate, after which we moved the filling and packaging activities to our Changping site.

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

In February 2010, we acquired a land use right of approximately 312,400 square feet of land located in Changping District, Beijing, or Changping Site, with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) on 29,021 square meters (for a total consideration of approximately RMB123.6 million ($20.4 million). We have made all required payments by December 31, 2012. We have built a new filling and packaging line, EV71 production facilities and a warehouse on the Changping site. The new filling and packaging line and warehouse commenced operation in May 2013 and December 2010, respectively. The EV71 vaccine production line has a designed annual capacity of 20 million doses. The validation and commissioning for EV71 facility has been completed. We filed NDA for our EV71 vaccine in May 2013, which is under the technological review by CFDA. Recently, an external expert panel review was held and completed in November 2014. After the panel review, we have submitted supplementary documentations to CFDA as required, and we are now waiting for the panel review results and the notification of site inspection from CFDA, a milestone process of NDA application.

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

		Number of Doses Sold
Products	Date of Approval	2014	2013	2012
Healive	May 2002	3.9 million	4.1 million	3.7 million
Bilive	June 2005	2.6 million	2.5 million	2.6 million
Anflu	October 2005	3.4 million	3.4 million	2.9 million
Panflu(1)	April 2008	40,000	3.0 million	nil
Panflu.1(1)	September 2009	nil	nil	nil
Mumps	September 2012	1.7 million	1.2 million	nil
Rabend	August 2011	70,000	0.2 million	5,000

(1)             We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order. In 2014, 40,000 doses of Panflu products manufactured for the government stockpiling order were not used and expired. Sales of Panflu and Panflu. 1 generated revenues of $0.2 million in 2014.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We completed three phases of clinical trials on our EV71 vaccine and the phase III clinical results showed our EV71 vaccine candidate has an efficacy rate of 94.8% against HFMD among infants and young children. We filed NDA for our EV71 vaccine candidate in May 2013, which is under the technological review by CFDA. In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharide vaccine and rubella vaccine in early 2011. We filed an application for the clinical trial of varicella vaccine in January 2013. We obtained the approvals to conduct clinical trials of pneumococcal polysaccharide vaccine, pneumococcal conjugate vaccine, and rubella vaccine in May of 2014, January 2015, and December 2014, respectively.

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

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered an agreement with the National Institute for Biological Standards and Controls, or NIBSC, an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes and Sinovac shall negotiate with the owner of reverse genetics technology pertaining to virus strain for any commercial purpose. In April 2008, Sinovac Beijing received a production license for H5N1 from the PRC government and started to produce H5N1 vaccines for the government-stockpiling program in June 2008.

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau).On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. No payments were made in 2013. We made $0.9 million royalty payment to MedImmune in 2014.

Amortization expense for these proprietary rights was $0.4 million, $0.4 million and $0.2 million in 2014, 2013 and 2012, respectively.

Research and Development Programs

The research and development strategy is developed by management and reviewed and approved by the board of the company. Leveraging resources and platform that each subsidiary has, R&D team of each subsidiary selects R&D project and develops feasibility analysis to be submitted for review and approval. Once the project is approved, we will track the R&D progress as well as the spending of each project in time. Each year all the ongoing R&D projects will be reviewed along with the budgeting for the following year. We also use our research and development resources, including employees and our technology, across multiple product development programs. The table below presents our best estimate of our total research and development costs allocable to our leading research and development programs for the periods indicated. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll related expenses and other overhead costs based on estimated usage by each program.

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Research and development programs
EV71 vaccine	1,521	2,571	10,889
Pneumococcal polysaccharide vaccine	2,363	440	858
Varicella vaccine	1,050	945	567
sIPV	3,170	187	—
Pneumococcal Conjugate Vaccine	682	1,358	1,715
Mumps vaccine	147	227	1,410
Others	2,101	2,656	1,605
Total	$11,034	$8,384	$17,044

The process of developing, obtaining and maintaining regulatory approvals for new products is lengthy, expensive and uncertain. While the development may take years to complete, the market environment may change from the time when the project is selected, which will have an impact to the expected return of the investment. We anticipate that we will frequently monitor the progress of each key project and determine which of our early stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate.

EV71 vaccine against hand foot and mouth disease is our most important pipeline product. We completed three phases’ clinical trials for our EV71 vaccine and the clinical results showed that the vaccine has good safety, immunogenicity and efficacy profile. In February 2014, the phase III clinical results were published online on NEJM. The clinical results showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. All the required documentation for the application of new drug certificate has been submitted to CFDA in May 2013. The preliminary review by CFDA was completed in November 2014, followed by an external panel review. The expenses of clinical trials are about RMB 75.8 million ($12.3 million). We have completed the construction of an EV71 vaccine production plant with total capital expenditure of $23.9 million accumulatively.

We expect to obtain approval for the EV71 vaccine and launch to the market between 2015 and 2016. However, the risks and uncertainties of this pipeline product are identified as follows:

•                  The technology used to produce the vaccine developed in the research and development stage may not meet the mass production requirements, therefore affecting the quality of the vaccine.

•                  The requirement of CFDA for approving a vaccine might be changed by the regulator. The regulatory process might be delayed, which is out of management’s control.

•                  The market demand for the vaccine will be diminished due to the reduced threat of hand, foot and mouth disease

•                  The market share will be less than our competitors if the competitive product enters into the market earlier than us.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred or those recognized as government grant income. We received $3.5 million (RMB 21.7 million) in 2014 (2013 - $0.8 million (RMB 5.2 million), 2012 - $0.9 million (RMB 5.9 million)), respectively.

Deferred government grants included $1.5 million (RMB 9.1 million) represents the unamortized portion of the amount that we received in 2007 for construction of a pandemic influenza vaccine production facility of RMB 20 million (December 31, 2013- $1.8 million (RMB 10.9 million)). $0.3 million (RMB 1.8 million) which will be amortized in 2015 was included in the current portion and $1.2 million (RMB 7.3 million) which will be amortized after 2015 was included in the non-current portion of the deferred government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. We have fulfilled the conditions attached to the government grant. Government grant relating to these production facilities of $0.3 million, $0.2 million and $0.3 million for the years ended December 31, 2014, 2013 and 2012, respectively, was recorded as a reduction to the related depreciation expenses.

Deferred government grants also included $0.6 million (RMB 3.9 million) being the unamortized portion of the amount that we received in 2009 for purchasing equipment for H1N1 vaccine production with a total amount of RMB 6.2 million. The amount of $0.1 million (RMB 0.9 million) which will be recognized in 2015 was included in the current portion and the amount of $0.5 million (RMB 3.0 million) which will be recognized after 2015 was included in the non-current portion of deferred government grants. We have fulfilled the conditions attached to the government grant. Government grants relating to these production facilities of $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, were recorded as a reduction to the related depreciation expenses.

Deferred government grants also included $81,000 (RMB 0.5 million) being the unamortized portion of the amount that we received in 2013 for purchasing equipment for H5N1 vaccine production. The amount of $16,000 (RMB 0.1 million) which will be amortized in 2015 was included in the current portion and the amount of $65,000 (RMB 0.4 million) which will be amortized after 2015 was included in the non-current portion of deferred government grants. Government grant relating to the production facility of $16,000 for the year ended December 31, 2014 was recorded as a reduction to the related depreciation expenses.

We received a government grant in the amount of $3.2 million (RMB 20 million) for equipment purchase and construction of the EV71 vaccine production facility. As of December 31, 2014, the Company has not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current government grant.

Deferred government grants also include $1.5 million (RMB 9.5 million) that we received for research and development, as well as purchasing equipment for EV71 vaccine production. As of December 31, 2014, we have not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current government grant.

Deferred government grants also include $0.7 million (RMB 4.5 million) in relation to four other research projects. As of December 31, 2014, the conditions attached to three government grants totaling $0.6 million (RMB 4 million) has not been fulfilled by us. As the Company does not expect to fulfill the conditions within one year, these grants are recorded as non-current deferred government grants (December 31, 2013 - $0.6 million (RMB 3.6 million)). We expect to fulfill the conditions attached to the fourth grant and therefore, recorded $81,000 (RMB 0.5 million) as a current government grant (December 31, 2013 - $83,000 (RMB 0.5 million) in non-current government grant).

We received a loan of $1.9 million (RMB 12 million) bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the our borrowing rate of 6.9%) is recorded as a long term deferred government grant of $0.4 million (2013 - $0.4 million).

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B and seasonal influenza vaccines are recognized when delivery has occurred and we estimate return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. As of December 31, 2014, the sales return provision for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine was $3.6 million (December 31, 2013 - $2.2 million). Percentage of sales return provision for the year of private pay market sales on inactivated hepatitis A and combined inactivated hepatitis A&B represented 8.6% and 5.5% in 2014 and 2013, respectively. We do not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports, as such no sales returns are estimated for these sales. The product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because we generally accept returns before the end of the flu season. As of December 31, 2014, the sales return provision for seasonal influenza vaccine returns was approximately $1.3 million (December 31, 2013 - $0.6 million).

Revenue for animal and mumps vaccines without a right of return provided to customers is recognized when delivery has occurred. Revenue for animal and mumps vaccines with a right of return provided to customers is recognized when payments are collected from customers as we currently do not have sufficient historical data to estimate returns for these products.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs of H1N1 and H5N1 vaccines, we generally obtain purchase authorizations from the government for a specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2014, we provided 100% (December 31, 2013: 100%) allowance for accounts receivable aged more than three years, approximately 56.3% (December 31,2013: 56.3%) allowance for accounts receivable aged between two year and three years, approximately 18.5% (December 31, 2013: 16.9%) allowance for accounts receivable aged between one year and two years, and approximately 1.8% (December 31, 2013: 1.7%) allowance for accounts receivable aged less than one year. Our allowance for doubtful accounts as of December 31, 2014 was $2.6 million, compared to $2.4 million as of December 31, 2013. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The bad debt expense was $0.3 million for the year ended December 31, 2014 as compared with $0.5 million recovery for the year ended December 31, 2013.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Rabend and Mumps products in inventories after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiring date of these products. The inventory provision in 2014, 2013 and 2012 was $1.7 million, $1.4 million and $3.5 million, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in its impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgment are utilized. We recorded impairment charges on long-lived assets of nil in 2014, as compared with $57,000 in 2013 and $2.2 million in 2012.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses, over an estimated useful life of 3 to 10 years. The estimated life of intangible assets is inevitably subjective, however, whenever events or changes in circumstance indicates the carrying value may not be recoverable or, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2014, 2013 and 2012, there was no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2014:

(in thousands, except for per share data)	Changes from Reported Amount Based on Hypothetical 10% Decrease in Useful Life	As Reported	Changes from Reported Amount based on Hypothetical 10% Increase in Useful Life
Useful life	9/2.7 years	10/3 years	11/3.3 years
Amortization expense	$449	$371	$367
(Loss) for the year	$(929)	$(851)	$(847)
(Loss) per share	$(0.02)	$(0.02)	$(0.02)

Given the nature of estimating the useful life of long-lived assets, it is not yet possible to provide a meaningful assessment of historical accuracy of the useful life estimates employed. It is very likely that the useful life of the licenses and permits will be different from the estimate employed, and the changes could be material. Changes in the estimated life of the licenses will not have a bearing on the total amount charged to operations over the life of the assets, but could change the results of operations and financial position in any given period.

Leases

Leases are classified as capital and operating depending on the terms and conditions of the lease agreement. Operating leases are expensed in the period in which they are incurred. There are no capital leases for the periods presented.

In 2004, we entered into two operating lease agreements with SinoBioway with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $0.2 million (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $81,000 (RMB 0.5 million) to $0.2 million (RMB 1.4 million) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $0.3 million (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of $0.2 million (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

Included in current and long-term prepaid expenses and deposits as at December 31, 2014, is $0.4 million (RMB 2.4 million) (December 31, 2013 - $0.3 million (RMB 1.9 million)), representing prepaid lease payments made to this related party.

Income Tax Valuation Allowance

In 2014, we recorded $2.3 million in short term deferred income tax asset and $0.5 million in long term deferred income tax asset based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances change causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Adopted Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). Where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is prohibited, and a full or modified retrospective transition method is required. We are currently evaluating the impact of our consolidated financial statements of adopting this standard.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), Going concern. Management the Company will be required to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. We will adopt ASC 2014-15 on January 1, 2017, and does not expect the adoption of this standard will have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
	2014		2013		2012
	(in thousands, except for percentages)
Consolidated Statements of comprehensive income (loss) data
Sales	$63,101	100.0%	$72,524	100.0%	$49,216	100.0%
Cost of sales	16,493	26.1%	21,273	29.3%	19,100	38.8%
Gross profit	46,608	73.9%	51,251	70.7%	30,116	61.2%
Operating expenses:
Selling, general and administrative expenses(1)	34,787	55.1%	34,538	47.6%	33,280	67.6%
Provision (recovery) for doubtful accounts	329	0.5%	(504)	(0.7)%	(874)	(1.8)%
Research and development expenses	11,034	17.5%	8,384	11.6%	17,044	34.6%
Loss on disposal and impairment of property, plant and equipment	74	0.1%	88	0.1%	2,190	4.4%
Government grants recognized in income	(104)	(0.2)%	—	—	(373)	(0.8)%
Total operating expenses	46,120	73.1%	42,506	58.6%	51,267	104%
Operating income (loss)	488	0.8%	8,745	12.1%	(21,151)	(43)%
Interest and financing expenses	(3,407)	(5.4)%	(3,031)	(4.2)%	(775)	(1.6)%
Interest income	2,685	4.3%	2,168	3.0%	2,370	4.8%
Other income (expenses)	1,356	2.1%	263	0.4%	(77)	(0.2)%

Income (loss) before income taxes and non-controlling interests	1,122	1.8%	8,145	11.2%	(19,633)	(39.9)%
Income tax benefit (expenses)	(1,458)	(2.3)%	2,225	3.1%	884	1.8%
Net income (loss)	(336)	(0.5)%	10,370	14.3%	(18,749)	(38.1)%
Less: (income) loss attributable to non-controlling interests	(515)	(0.8)%	2,928	4.0%	3,896	7.9%
Net income (loss) attributable to shareholders of Sinovac	$(851)	(1.3)%	$7,442	10.3%	$(14,853)	(30.2)%

(1)             Includes stock-based compensation of $0.3 million, $0.3 million and $0.3 million in 2014, 2013 and 2012, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, or VAT, and sales returns. See “ITEM 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and determinable and there is reasonable assurance of collection of the sales proceeds; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

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

We market and sell our vaccine products primarily through various provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Since hepatitis A vaccines were included into government sponsored expended immunization program in 2007, we have actively participated in the tender and bidding organized by various provincial CDCs. We enter into sales agreements with the CDCs when we win a bid.

Pricing

In the private market, we set our price based on our production cost, the price of competitive products and acceptance level of CDC and vaccinees. We also adjust our product price according to changes in the external environment to balance sales volume and gross profit, and ultimately to maximize the sales profit margins. We increased the price of Healive and Bilive by 7% in 2014 compared to 2013, which contributed $2.4 million additional sales in 2014.

In the public market, the government purchases vaccines for EPI market by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our product competitively to win the tender. We believe that our emphasis on product quality is an advantage and increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2014, 2013 and 2012 amounted to $16.5 million, $21.3 million and $19.1 million, respectively, of which idle capacity amounted to $2.5 million, $2.2 million and $3.1 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity hasn’t been fully utilized. If we successfully commercialization new products and increase sales of existing products, we expect the unit production cost would decrease.

Sales, general and administrative expense

Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. The sales expense in 2014 is $18.0 million, representing 28.5% of total sales revenue of 2014, a 11.1% decrease compared to last year. Going forward, we expect to maintain the selling expense as a percentage of our revenue generated by our existing products, but to increase spending on newly commercialized product(s).

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development, and human resources. Other significant costs include facilities costs, stock-based compensation and professional fees for accounting and legal services.

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

•                  depreciation of facilities and equipment used to develop our products; and

•                  Technology license fees and milestone payments paid to third parties before a product receives regulatory approval.

We expense both internal and external research and development costs as incurred, other than those capital expenditures that have alternative future uses, such as the build-out of our plant, or license fees and milestone payments made to third parties after regulatory approval is received. We expect our research and development costs will continue to be substantial and that they will increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into pre-clinical and clinical trials.

Taxes and incentives

Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are subject to income taxes in China on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to foreign investment enterprises. Income tax returns filed by us and our active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2004 and Sinovac R&D and Sinovac Dalian for the years since 2010.

Effective from January 1, 2008, the PRC’s statutory enterprise income tax rate is 25%. Our PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing. Sinovac Beijing, being reconfirmed as a High and New Technology Enterprise or HNTE in 2014 for a period of three years, is subject to a preferential income tax rate of 15% from 2014 to 2016.

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

The valuation allowance relating to losses carried forward of Tangshan Yian, Sinovac R&D and Sinovac Dalian are still required as realization of this element of the potential tax benefit is still uncertain. The potential tax benefits arising from the losses incurred by Tangshan Yian, Sinovac R&D and Sinovac Dalian have not been recorded in the financial statements. The tax losses of the PRC subsidiaries in the amount of RMB 262 million  ($43.2 million ) can be carried forward for five consecutive years against profits starting from 2015 and will expire ranging from 2016 to 2019.

Year ended December 31, 2014 Compared to Year Ended December 31, 2013

Sales. Total sales for 2014 decreased by 13.0% to $63.1 million from $72.5 million in 2013. Excluding revenue recognition of Panflu under the government stockpiling program in 2014 and 2013, regular sales of Healive, Bilive, Anflu, mumps vaccine and RabEnd increased by 1.8% to $62.9 million in 2014 from $61.8 million in 2013. The growth is mainly contributed by the sales of Bilive in the private-pay market, as well as Healive and Anflu sales in the public-pay market.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31
Sales	2014	2013
	(in thousands)
Hepatitis A vaccine	$26,515	$26,420
Hepatitis A&B vaccine	21,935	20,782
Influenza vaccines	12,131	12,156
Animal vaccine	169	750
Mumps vaccines	2,150	1,680
Regular sales subtotal	62,900	61,788
H5N1 vaccine	201	10,736
Total sales	$63,101	$72,524

Gross Profit. Gross profit in 2014 decreased by 9.1% to $46.6 million from $51.3 million in 2013. Gross margin increased to 73.9% in 2014 from 70.7% in 2013. Excluding the impact of Panflu sales under the government-stockpiling program in 2014 and 2013, gross margin increased to 74.2% in 2014 from 72.6% in 2013. Higher gross margin was mainly driven by increased efficiency in the manufacturing processes which resulted in lower unit costs, as well as increased selling price of some of our products.

Selling, General and Administrative Expenses..

Selling, general and administrative expenses for 2014 were $34.8 million, which was maintained at a similar level compared to $34.5 million for 2013.

We recorded stock-based compensation of $0.3 million in 2014 compared to $0.3 million in 2013. As of December 31, 2014, we had unrecognized compensation costs of $0.2 million. This unearned component will be recognized over a period of three months.

Research and Development Expenses. Research and development expenses in 2014, primarily represented expenditures on the advancement of pipeline vaccines, including EV71, pneumococcal vaccines, sIPV and varicella vaccine, increased to $11.0 million from $8.4 million in 2013. This increase is attributable to the continued advancement of PPV and sIPV.

Interest and Financing Expenses. Interest and financing expense increased by 12.4% to $3.4 million in 2014 from $3.0 million in 2013. The increase in interest and financing expense is primarily due to higher outstanding loan balances held during 2014 compared to 2013. There were $81,000 and $65,000 of interest subsidies received in 2014 and 2013, respectively.

Income Taxes Expenses. Income tax expense was $1.5 million in 2014, compared to an income tax recovery of $2.2 million in 2013. Prior to 2014, Sinovac Beijing was in a cumulative tax loss position hence did not have current income tax payable. In 2014, Sinovac Beijing returned to a taxable income position, hence recorded current income tax expense of $1.6 million.

Net Income (loss). Net loss attributable to shareholders of Sinovac was $0.9 million in 2014, compared to a net income of $7.4 million in 2013.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Sales.Total sales for 2013 increased by 47.4% to $72.5 million from $49.2 million in 2012. Excluding revenue recognition of Panflu under the government stockpiling program in 2013, regular sales of Healive, Bilive, Anflu, mumps vaccine and RabEnd increased by 25.5% to $61.8 million in 2013 from $49.2 million in 2012. The increased sales mainly derived from the growth of sales of Healive and Anflu.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31
Sales	2013	2012
	(in thousands)
Hepatitis A vaccine	$26,420	$20,141
Hepatitis A&B vaccine	20,782	19,810
Influenza vaccines	12,156	9,191
Animal vaccine	750	50
Mumps vaccines	1,680	24
Regular sales subtotal	61,788	49,216
H5N1 vaccine	10,736	—
Total sales	$72,524	$49,216

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

Interest and Financing Expenses. Interest and financing expense increased by 291.4% to $3.0 million in 2013 from $0.8 million in 2012. The increase was mainly due to the $13.9 million increase in total borrowings as of December 31, 2013 over December 31, 2012. The construction of Changping site was completed and interest expenses were no longer capitalized in 2013. There were $1.5 million and $65,000 of interest subsidies received in 2012 and 2013, respectively.

Income Taxes Expenses. We had an income tax benefit of $2.2 million in 2013, compared to an income tax recovery of $0.9 million in 2012. The income tax recovery resulted from recognition of deferred tax assets as Sinovac Beijing returned to profitability and deferred tax assets are expected to be realized in the future.

Net Income (loss). Net income attributable to shareholders of Sinovac was $7.4 million in 2013, compared to a net loss of $14.9 million in 2012.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Net cash provided by (used in) operating activities	$(8,647)	$5,576	$(16,254)
Net cash used in investing activities	(11,003)	(5,176)	(16,151)
Net cash provided by financing activities	5,309	14,419	17,330
Exchange gain (loss) on cash and cash equivalents	(1,383)	1,182	2,029
Increase (decrease) in cash and cash equivalents	(15,724)	16,001	(13,046)
Cash and cash equivalents at beginning of period	107,242	91,241	104,287
Cash and cash equivalents at end of period	$91,518	$107,242	$91,241

Operating Activities

Net cash used in operating activities was $8.6 million in 2014, compared to cash provided by operating activities of $5.6 million in 2013. Net cash used in our operating activities in 2014 resulted primarily from (1) our net loss of $0.3 million, (2)  inventory provision of $1.3 million and increase of inventories of $6.2 million, (3) depreciation of property, plant and equipment and amortization of licenses of $8.1 million, (4) an increase in accounts receivable of $9.7 million, and (5) a decrease of accounts payables and accrued liabilities of $4.2 million.

Net cash provided by operating activities was $5.6 million in 2013, compared to cash used in operating activities of $16.3 million in 2012. Net cash provided by our operating activities in 2013 resulted primarily from (1) our net income of $10.4 million, (2)  inventory provision of $1.4 million and increase of inventories of $7.5 million, (3) depreciation of property, plant and equipment and amortization of licenses of $6.4 million, (4) an increase in accounts receivable of $7.3 million.

Investing Activities

Net cash used in investing activities was $11.0 million in 2014, compared to $5.2 million in 2013. We made more payment in 2014 to acquire property, plant and equipment for the pneumococcal polysaccharide and varicella vaccine production facilities.

Net cash used in investing activities was $5.2 million in 2013, compared to $16.2 million in 2012. We used less cash to acquire property, plant and equipment in 2013 as there were no major construction projects.

Financing Activities

Net cash provided by financing activities was $5.3 million in 2014 compared to $14.4 million in 2013. In 2014, net cash provided by our financing activities included net proceeds of $0.5 million from issuance of common shares and government funding of $3.5 million. We also received loan proceeds of $17.8 million and made loan repayments of $16.6 million in 2014.

Net cash provided by financing activities was $14.4 million in 2013 compared to $17.3 million in 2012. In 2013, net cash provided by our financing activities included net proceeds of $0.8 million from issuance of common shares and government funding of $0.8 million. We also received loan proceeds of $16.8 million and made loan repayments of $4.1 million in 2013.

Accounts Receivable

Our total accounts receivable, including other receivables increased by $8.9 million to $40.8 million as of December 31, 2014 from $31.9 million as of December 31, 2013. Our average accounts receivable turnover time in 2014 was 220 days, as compared to 175 days in 2013.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	December 31,
	2014	2013
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$35,130	$29,565
Aging greater than one year, net of allowance for doubtful accounts	4,722	1,749
Total trade receivable — net	$39,852	$31,314

Borrowings

As of December 31, 2014, we had $47.4 million in short-term bank loans and current-portion of long-term bank loans, offset by $91.5 million in cash and cash equivalents, resulting in a liquid assets balance of $44.1 million, compared with $91 million at the end of December 31, 2013. We hold our cash and cash equivalents in interest-bearing dollar and renminbi denominated accounts at domestic commercial banks. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2014:

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Loan from Beijing Zhongguancun Development Group	RMB12 million ($2.0 million)	0.36%	upon maturity	February 24, 2016	EV71 vaccine research

The total loan is $2 million (RMB 12 million) of which $1 million (RMB 6 million) was received in 2012 and the second $1 million (RMB 6 million) was received on February 25, 2013. The loan is unsecured and repayable on February 24, 2016. The Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property developed during the loan period. No profit-sharing payments are required to be made as no profits have been generated to date. We can repay the loan at any time during the loan period. The fair value differential of $0.4 million (between the face value and the fair value using the effective interest rate method at our borrowing rate of 6.9%) is recorded as non-current deferred government grant (2013- $0.4 million).

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB10 million ($1.6 million)	7.4% floating(1)	monthly	September 22, 2015	operation

Sinovac Dalian entered into a bank loan agreement with Bank of China with a credit line of $3.2 million (RMB 20 million). The first $0.8 million (RMB 5 million) was drawn down on March 13, 2013 and repaid on March 12, 2014. The second $0.8 million (RMB 5 million) was drawn down on September 24, 2013 and repaid on September 23, 2014. The third $0.8 million (RMB 5 million) was drawn down on March 31, 2014 and is repayable on March 26, 2015. The fourth $0.8 million (RMB 5 million) was drawn down on September 23, 2014 and is repayable on September 22, 2015. The loan bears interest at 7.4% and the interest is payable monthly. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of $9.6 million (RMB 60 million) were pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB72.9 million ($11.7 million)	6.4% floating(2)	quarterly	November 13, 2015	construction of Changping facility

The loan is for construction of the Changping facility and has a maximum credit facility amount of $32.2 million (RMB 200 million). The loan is repayable in four equal installments on May 13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. $11.8 million was repaid in 2014. The Company also obtained a credit line with a maximum quota for issuing letter of credits of $12.9 million (RMB 80 million) with the same bank. No letters of credit were issued by us as at December 31, 2014 and 2013. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $3.3 million (RMB 20.4 million) were pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB25.1 million ($4.0 million)	6.15% floating(2)	monthly	December 12, 2015	operation and production

The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10% of the principal amount is repayable in 2013, 10% of the principal amount is repayable in 2014 with the remaining principal repayable in 2015. $0.5 million (RMB 3 million) was repaid in 2013 and $0.5 million (RMB 3 million) was repaid in 2014. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, the current ratio must not be lower than 1, contingent liabilities must not be higher than $14.7 million (RMB 91 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 10%. The Company is in compliance with such covenants as of December 31, 2014 and 2013.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB86 million ($13.9 million)	6.4% floating(2)	monthly	February 9, 2015	purchase of Changping facility

The loan is exclusively for the purchase of the Changping facility. Interest is payable monthly. Prepaid land lease payment and building of the Changping facility of Sinovac Beijing with a net book value of $17.8 million (RMB 110 million) were pledged as collateral. $0.3 million (RMB 2 million) was repaid in 2013, $0.3 million (RMB 2 million) was repaid in 2014, and $13.9 million (RMB 86 million) was repaid in February 2015.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Industrial and Commercial Bank of China	RMB20 million ($3.2 million)	7.5%	monthly	June 19, 2015	Operation

The loan was drawn on June 19, 2014 and is repayable on June 19, 2015. The loan is guaranteed by an unrelated third party, with a guarantee fee of $64,000 (RMB 0.4 million) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than $5.6 million (RMB 35 million) were pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Merchants Bank	RMB30 million ($4.8 million)	6.9%	quarterly	March 2, 2015	Operation

The loan bears interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China. Interest is payable quarterly. The loan was drawn on March 3, 2014 and is repaid on March 2, 2015.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB50 million ($8.1 million)	6%	quarterly	August 21, 2015	Operation

The loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China. Interest is payable quarterly. The loan was drawn on August 21, 2014 and is repayable on August 21, 2015.

(1)   Annual interest rate at 24% above Bank of China’s prime rate for loans of one year.

(2)   Annual interest rate at the bank’s prime lending rate and adjusted every 12 months.

Our weighted average effective interest rate on outstanding borrowings was 6.8%, 6.6% and 7% for the years ended December 31, 2014, 2013 and 2012, respectively.

Restrictions on Cash Dividends

We are a holding company, and we rely in part on dividends paid by our subsidiaries, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Tangshan Yian, for our cash needs, mainly our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves. The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Tangshan Yian incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Capital Expenditures

We made capital expenditures of $11.0 million, $5.2 million and $16.2 million in 2014, 2013 and 2012 respectively. In 2014, we made $0.9 million payments towards the Changping facility and $7.2 million payments towards property, plant and equipment for construction of PPV and varicella production facilities. As of December 31, 2014, our commitments related to capital expenditures of approximately $5.5 million were primarily for the construction of our PPV and varicella production facilities. We will finance such commitments through short-term and long-term borrowings, proceeds from our public offering in 2010 and cash generated from operations.

C.            Research and Development, Patents and Licenses, Etc.

See discussions under “— ITEM 5A. Research and Development Programs.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.              Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2014 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 — 3 years	4 — 5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	$53,517	$51,582	$1,935	$—	$—
R&D expenses, liabilities and commitment	960	960	—	—	—
Operating lease obligations	14,024	869	1,738	1,738	9,679
Purchase of facilities commitments	5,528	5,528	—	—	—
Accounts payable and accrued liabilities	23,237	23,237	—	—	—
Total	$97,266	$82,176	$3,673	$1,738	$9,679

G.    Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4.Information on the Company” and “Item 5.Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	50	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	54	Independent Director
Yuk Lam Lo(1) (2) (3)	66	Independent Director
Kenneth Lee(2) (3)	47	Independent Director
Meng Mei(1) (2) (3)	60	Independent Director
Nan Wang	48	Chief Financial Officer, Vice President
Ming Xia	41	Vice President, Sales and Marketing

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

Mr. Kenneth Lee is an independent director of Sinovac.He has served on the Company’s Board of Directors since May 2011.  In July 2012, the Board appointed him to the Compensation Committee and Corporate Governance and Nominating Committee as an independent director.  Mr. Lee is a partner at SAIF Partners. SAIF Partners IV L.P. is currently the largest shareholder in Sinovac. Mr. Lee has close to 20 years of experience across private equity investment, corporate finance, and business development in China. He is a non-executive director on the boards of four Chinese portfolio companies publicly listed on the stock exchanges in USA and Hong Kong and a board director for four other private Chinese companies backed by SAIF Partners.  Mr. Lee is a graduate of Amherst College.

Mr. Meng Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of compensation committee, and member of the audit and corporate governance and nominating committees. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies. He has been the director of TusPark’s development center since its inception. Mr. Mei is also the Chairman of TusHoldings Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusHoldingsCo., Ltd. is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur. Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

Ms. Nan Wang has served as our chief financial officer since June 2013 and our vice president of Sinovac Beijing since 2001. Ms. Wang served as the vice president of Sinovac Beijing from 2001 to 2013 where she oversees business development, investment, and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at SinoBioway. Ms. Wang received her bachelor’s degree in biology from Peking University and her master degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

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

B.   Compensation

In 2014, the aggregate cash compensation paid to our directors and executive officers was approximately $1.34 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of the executive offers is made based on our annual performance in different functions and the respective key result areas of these functional teams. Each vice president’s bonus is determined based on the key corporate development objectives and key performance index set by the Compensation Committee and approved by the Board at the beginning of the year. The bonus payoff plan is approved by the Board.

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. The following table summarizes, as of March 31, 2015, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2003 Stock Option Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price ($/Share)		Grant Date	Expiration Date
Ming Xia	31,500	2.37		December 26, 2011	December 25, 2017
Other individual as a group	435,200
Total Outstanding Options	466,700	2.19	*

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

•                  Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2014, options to purchase an aggregate of 904,400 of our common shares were issued and outstanding and an aggregate of 4,017,800 common shares have been issued pursuant to options issued under the 2003 Plan.

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent nine times.

Compensation Committee

Our compensation committee consists of Messrs. Meng Mei, Simon Anderson, Yuk Lam Lo, and Kenneth Lee , and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Securities Exchange Act of 1934. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2014, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Yuk Lam Lo,Simon Anderson,  Kenneth Lee and Meng Mei, and is chaired by Mr. Yuk Lam Lo, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2014, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

D.            Employees

As of December 31, 2014, 2013 and 2012, we had 668, 715 and 652 full-time employees, respectively. In 2014, less headcount is required for production function resulted from the improvement of production efficiency. Of our workforce as of December 31, 2014, about 145 employees are primarily engaged in research and development, 173 employees are engaged in sales and marketing, 282 employees in production related, and 68 employees in administration. As of December 31, 2014, we have a total of 112 temporary employees. We consider our relationship with our employees to be good.

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2014, by:

•                  each of our directors and executive officers; and

•                  each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 55,809,661 common shares outstanding as of December 31, 2014. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,049,500	10.84%
Simon Anderson	50,000	*
Yuk Lam Lo	50,000	*
Nan Wang	45,000	*
Ming Xia	76,500	*
Institutional Shareholders (as of December 31,2014)
SAIF Partners IV(1)	10,595,720	18.99%
Wellington Management Company, LLP(2)	4,389,060	7.86%
1 Globe capital, L.L.C(3)	3,385,776	6.07%
Orbimed Advisor, L.L.C.(4)	2,821,500	5.06%

*   Less than 1%.

(1)         According to the 13-D Filing made by SAIF Partners on December 31, 2013

(2)         According to the 13-D Filing made by Wellington Management Company, LLP on December 31, 2014

(3)         According to the 13-D Filing made by 1 Globe capital, L.L.C on December 31, 2013

(4)         According to the 13-D Filing made by Orbimed Advisor, L.L.C on December 31, 2014

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2014, 55,809,661 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares are held by the record shareholders in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation of Directors and Executive Officers.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”

B.            Related Party Transactions

Transaction with Yuk Lam Lo

In connection to the establishment of the Sinovac Hong Kong, we have been using part of our independent director’s office as our office. We pay our share of the utilities and property management fees, which were insignificant for 2012, 2013 and 2014.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $0.2 million (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from $81,000 (RMB 0.5 million) to $0.2 million (RMB 1.4 million) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $0.3 million (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of $0.2 million (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the operating lease agreements was extended to April 7, 2033.

On October 24, 2014, the board of directors passed a resolution to increase capital contribution to Sinovac Dalian in the amount of $12.9 million (RMB 80 million) among which $8.1 million (RMB 50 million) was provided through foreign debt first with the expectation of a debt to equity swap of the total amount when the remaining $4.84 million (RMB 30 million) is provided to Sinovac Dalian.

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow $3.2 million (RMB 20 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. $0.7 million (RMB 4 million) was repaid on September 25, 2014.

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

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiary, Sinovac Beijing and Sinovac Dalian, and wholly owned subsidiaries Sinovac R&D through Sinovac HK and wholly owned Tangshan Yian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China.In accordance with the regulations in China, Sinovac Beijing, Tangshan Yian, and Sinovac R&D are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. And both Sinovac Beijing, Tangshan Yian and Sinovac R&D are required to set aside, at the discretion of their respective board of directors, a portion of its after-tax profits to their employee welfare and bonus funds.

Furthermore, under the PRC Enterprise Income Tax Law promulgated on March 16, 2007, and its implementation rules promulgated by the State Council of China on December 6, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 10% will be applicable to dividends received by us from Tangshan Yian, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and Antigua and Barbuda. As of the date of this annual report, Antigua and Barbuda has not entered into any such tax treaties with the PRC. Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the shareholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the status of 5% withholding tax on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The State Administration of Taxation has the authority to re-assess the approval of the preferential dividend withholding tax rate granted by the local tax bureau.

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

	Sales Price
	High	Low
Annual High and Low
2010	$7.78	$3.50
2011	4.92	1.91
2012	3.50	1.64
2013	6.57	3.00
2014	8.14	4.51
Quarterly High and Low
First quarter 2013	5.09	3.00
Second Quarter 2013	4.40	3.16
Third Quarter 2013	6.27	3.80
Fourth Quarter 2013	6.57	5.34
First quarter 2014	8.14	5.98
Second Quarter 2014	7.47	5.50
Third Quarter 2014	6.03	4.51
Fourth Quarter 2014	5.64	4.62
First Quarter 2015	5.36	4.56
Monthly High and Low
October 2014	5.64	4.64
November 2014	5.50	4.62
December 2014	5.39	4.66
January 2015	5.36	4.56
February 2015	5.07	4.68
March 2015	5.10	4.73
April 2015 (through April 23, 2015)	5.21	4.85

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our common shares are. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate that would be applicable to dividends if not for the reduced tax rate applicable to qualified dividend income.. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Any gain or loss you recognize on a disposition of our common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a resident enterprise for PRC tax purposes and PRC tax may be imposed on any gain from the disposition of the common shares in accordance with the income tax treaty between the United States and the PRC (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014.

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares before the current year will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;

•                  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•                  the amount allocated to each other year will be subject to the highest income tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the common shares are not taxed at reduced tax rates, even if you hold the common shares as capital assets.

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

A U.S. Holder of marketable stock (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain from the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on Our Common Shares,” and the lower capital gains rate applicable to qualified dividend income would not apply.

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

Each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury requires. If we become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

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

PRC Taxation

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. Dividends received by us from our PRC subsidiaries may be exempt from PRC withholding tax.

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

If we were considered a PRC “resident enterprise”, it is possible that the dividends we pay with respect to our common shares, or the gain you may realize from the transfer of our common shares, would be treated as income derived from sources within China and be subject to income tax at 25%.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. The PRC government allows the renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the exchange rate between the renminbi and U.S. dollar has been relatively stable and consequently the renminbi has fluctuated sharply against other freely traded currencies in tandem with the U.S. dollar. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2014 into renminbi at the exchange rate of $1.00 for RMB 6.2046 as of December 31, 2014, such a cash balance would have been RMB6.20 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB 62,000 million as of December 31, 2014.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 7%, 6.6% and 6.8% for the years ended December 31, 2012, 2013 and 2014. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $0.5 million based on our outstanding indebtedness as of December 31, 2014.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. Material Modifications to the Rights of Security Holders

None.

E.            Use of Proceeds

On February 2, 2010, we completed a follow-on public offering of our common shares. In this follow-on offering, we issued and sold an aggregate of 11,500,000 common shares at $5.75 per share. The common shares offered and sold were registered pursuant to the registration statement on Form F-3 (File Number: 333-163165) effective on November 30, 2010 and the registration statement on Form F-3 (File Number: 333-164559) effective on January 27, 2010. UBS Securities LLC and Piper Jaffray & Co. were the representatives of the underwriters of the offering. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have spent approximately $16.4 million in acquisition of Sinovac Dalian, invested $10.0 million in Sinovac R&D to conduct research and development and other operating activities of operational entity in PRC, and $8.1 million in new pipeline programs of Sinovac Dalian.

We intend to use the remaining net proceeds we received from this offering for the following purposes:

•                  up to $9.0 million to fund the expansion of production facilities for our pipeline products;

•                  up to $10.0 million to fund the Sinovac R&D to conduct research and development of our product candidates; and

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria established within the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report.

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

	2014	2013
Audit fees(1)
- Ernst & Young LLP	$19,000	0.2 million
- Ernst & Young Hua Ming LLP	0.6 million	0.4 million
Audited-related fees(2)	—	—
Tax fees	—	5,000

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years. $0.5 million related to the audit of our annual financial statements for 2012 was billed and paid in 2013 which was already included in 2012 audit fee of $0.9 million. As such this amount is not included in 2013 audit fee of $0.6 million.

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

Before our independent auditors are engaged to render any services, the terms and fees of the engagement are reviewed by the audit committee before our audit committee grants approval. All services as described above have been approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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
4.10

Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11

Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12

Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13

Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14

Asset Acquisition Agreement dated February 10, 2010 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)

4.15

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.16

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.17

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.18

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.19

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Ernst & Young LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin

Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 29, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2014.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 29, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinovac Biotech Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2014 of Sinovac Biotech Ltd., and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 29, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated statement of comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of Sinovac Biotech Ltd. for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Vancouver, Canada

April 29, 2013

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2014 and 2013

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$91,518	$107,242
Accounts receivable — net (notes 3 and 9)	40,757	31,927
Inventories (note 4)	18,832	14,329
Prepaid expenses and deposits (including prepaid expenses to related party of 2014 - $157, 2013 - $161) (note10(b))	1,430	1,150
Deferred tax assets (note 12)	2,266	2,602

Total current assets	154,803	157,250

Property, plant and equipment (notes 6 and 9)	68,417	67,963
Prepaid land lease payments (note 7)	10,405	10,948
Long-term inventories (note 5)	2,648	2,781
Prepaid expenses (including prepaid expenses to related party of 2014 - $232, 2013 - $145) (note 10(b))	3	154
Prepayments for acquisition of equipment	1,387	708
Deferred tax assets (note 12)	515	117
Licenses (note 8)	352	772
Total assets	$238,530	$240,693

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans and current portion of long-term debt (note 9)	$47,375	$16,217
Loan from a non-controlling shareholder (note 10(a))	2,595	3,324
Accounts payable and accrued liabilities (note11)	23,237	28,037
Income tax payable (note 12)	1,101	246
Deferred revenue (note 13)	4,996	875
Deferred government grants (note 14)	530	458
Total current liabilities	79,834	49,157

Deferred government grants (note 14)	7,494	4,746
Long-term debt (note 9)	1,803	32,146
Deferred revenue (note 13)	7,191	11,005
Other non-current liabilities (note 12)	482	—
Total long-term liabilities	16,970	47,897

Total liabilities	96,804	97,054

Commitments and contingencies (notes 15 and 22)

EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock (note 16)	56	56
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 55,809,661 (2013 - 55,570,361)
Additional paid-in capital	108,243	107,393
Accumulated other comprehensive income	12,022	14,141
Statutory surplus reserves (note 18)	12,627	11,808
Accumulated deficit	(6,384)	(4,714)
Total shareholders’ equity	126,564	128,684

Non-controlling interests (note 19)	15,162	14,955

Total equity	141,726	143,639

Total liabilities and equity	$238,530	$240,693

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2014	2013	2012
Sales (note 21)	$63,101	$72,524	$49,216

Cost of sales	16,493	21,273	19,100

Gross profit	46,608	51,251	30,116

Selling, general and administrative expenses (including rent expenses incurred to related party of 2014 - $869, 2013 - $847,2012 - $823) (note 10(b))	34,787	34,538	33,280
Provision (recovery) for doubtful accounts	329	(504)	(874)
Research and development expenses — (net of 2014 - $nil,2013 - $nil, 2012 - $125 in government research grants)	11,034	8,384	17,044
Loss on disposal and impairment of property, plant and equipment (note 6)	74	88	2,190
Government grants recognized in income	(104)	—	(373)

Total operating expenses	46,120	42,506	51,267

Operating income (loss)	488	8,745	(21,151)

Interest and financing expenses — (net of 2014 - $81, 2013 - $65, 2012 - $1,458, in interest subsidies. Including interest expenses incurred to related party, 2014 - $221, 2013 - $237, 2012 - $231)	(3,407)	(3,031)	(775)
Interest income	2,685	2,168	2,370
Other income (expenses)	1,356	263	(77)

Income (loss) before income taxes and non-controlling interests	1,122	8,145	(19,633)

Income tax benefit (expense) (note 12)	(1,458)	2,225	884

Net income (loss)	(336)	10,370	(18,749)

Less: (income) loss attributable to non-controlling interests	(515)	(2,928)	3,896

Net income (loss) attributable to shareholders of Sinovac	$(851)	$7,442	$(14,853)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(2,427)	2,686	2,024

Total comprehensive income (loss)	(2,763)	13,056	(16,725)

Less: comprehensive (income) loss attributable to non-controlling interests	(207)	(3,244)	3,665

Comprehensive income (loss) attributable to shareholders of Sinovac	$(2,970)	$9,812	$(13,060)

Basic and diluted earnings (loss) per share (note 20)	$(0.02)	$0.13	$(0.27)

Weighted average number of shares of common stock outstanding
— Basic	55,681,076	55,301,276	54,926,440
— Diluted	55,681,076	55,802,338	54,926,440

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of  U.S. dollars, expect for number of shares data)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	earnings	Total	Non-
	Common stock		paid-in	translation	surplus	(accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit)	equity	interests	equity
Balance, December 31, 2011	54,773,961	$55	$105,383	$9,978	$11,808	$2,697	$129,921	$15,376	$145,297
Stock-based compensation	—	—	347	—	—	—	347	—	347
Exercise of stock options (note 16)	317,600	—	508	—	—	—	508	—	508

Subscriptions received (note 16)	—	—	8	—	—	—	8	—	8

Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	231	231

- Other comprehensive income attributable to shareholders	—	—	—	1,793	—	—	1,793	—	1,793
Net loss for the year
- Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(3,896)	(3,896)
- Net loss attributable to shareholders of Sinovac	—	—	—	—	—	(14,853)	(14,853)	—	(14,853)

Balance, December 31, 2012	55,091,561	$55	$106,246	$11,771	$11,808	$(12,156)	$117,724	$11,711	$129,435

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of  U.S. dollars, expect for number of shares data)

				Accumulated
				other
				comprehensive
				income (foreign		Retained
			Additional	currency	Statutory	earnings	Total	Non-
	Common stock		paid-in	translation	surplus	(accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit)	equity	interests	equity
Balance, December 31, 2012	55,091,561	$55	$106,246	$11,771	$11,808	$(12,156)	$117,724	$11,711	$129,435
Stock-based compensation	—	—	281	—	—	—	281	—	281
Exercise of stock options (note 16)	478,800	1	848	—	—	—	849	—	849

Subscriptions received (note 16)	—	—	18	—	—	—	18	—	18

Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	316	316

- Other comprehensive income attributable to shareholders	—	—	—	2,370	—	—	2,370	—	2,370
Net income for the year
- Net income attributable to non-controlling interests	—	—	—	—	—	—	—	2,928	2,928
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	7,442	7,442	—	7,442

Balance, December 31, 2013	55,570,361	$56	$107,393	$14,141	$11,808	$(4,714)	$128,684	$14,955	$143,639

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of  U.S. dollars, expect number of shares data)

				Accumulated
				other
				comprehensive
				income (foreign
			Additional	currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2013	55,570,361	$56	$107,393	$14,141	$11,808	$(4,714)	$128,684	$14,955	$143,639
Stock-based compensation			287				287		287
Exercise of stock options (note 16)	239,300	—	512				512		512

Subscriptions received (note 16)			51				51		51

Other comprehensive loss
- Other comprehensive loss attributable to non-controlling interests								(308)	(308)

- Other comprehensive loss attributable to shareholders				(2,119)			(2,119)		(2,119)
Net loss for the year
- Net income attributable to non-controlling interests								515	515
- Net (loss) attributable to shareholders of Sinovac						(851)	(851)		(851)
- Transfer to statutory surplus reserves (note 18)					819	(819)

Balance, December 31, 2014	55,809,661	56	108,243	12,022	12,627	(6,384)	126,564	15,162	141,726

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2014	2013	2012

Cash flows provided by (used in) operating activities
Net income (loss)	$(336)	$10,370	$(18,749)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
- Deferred income taxes	(162)	(2,225)	(17)
- Stock-based compensation	287	281	347
- Inventory provision	1,273	1,399	3,479
- Provision (recovery) for doubtful accounts	329	(504)	(874)
- Loss on disposal and impairment of property, plant and equipment	74	88	2,190
- Research and development expenditures qualified for government grant	—	—	(125)
- Depreciation of property, plant and equipment and amortization of licenses	8,142	6,433	4,189
- Amortization of the prepaid land lease payments	278	311	299
- Deferred government grant recognized in income	(104)	—	(358)
- Accretion expenses	114	100	235
Changes in:
- Accounts receivable	(9,691)	(7,256)	(4,286)
- Inventories	(6,170)	(7,547)	(426)
- Income tax payable	899	7	(3,130)
- Prepaid expenses and deposits	(496)	242	913
- Deferred revenue	601	(675)	1,026
- Accounts payable and accrued liabilities	(4,167)	4,552	(967)
- Other non-current liabilities	482	—	—

Net cash provided by (used in) operating activities	(8,647)	5,576	(16,254)

Cash flows provided by financing activities
- Proceeds from bank loans	17,837	16,800	16,787
- Repayments of bank loans	(15,962)	(4,089)	(4,755)
- Proceeds from issuance of common stock, net of share issuance costs	512	848	508
- Proceeds from shares subscribed	51	18	8
- Dividends paid to a non-controlling shareholder	—	—	(802)
- Government grants received	3,520	842	2,395
- Repayment of loan from a non-controlling shareholder	(649)	—	—
- Proceeds of loan from a non-controlling shareholder	—	—	3,189

Net cash provided by financing activities	5,309	14,419	17,330

Cash flows used in investing activities
- Proceeds from disposal of equipment	—	—	5
- Acquisition of property, plant and equipment	(11,003)	(5,176)	(16,156)

Net cash used in investing activities	(11,003)	(5,176)	(16,151)

Exchange gain (loss) on cash and cash equivalents	(1,383)	1,182	2,029

Increase (decrease) in cash and cash equivalents	(15,724)	16,001	(13,046)

Cash and cash equivalents, beginning of year	107,242	91,241	104,287

Cash and cash equivalents, end of year	$91,518	$107,242	$91,241

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,152	$2,853	$750
Cash paid for income taxes	$491	$—	$2,265

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$2,209	$2,270	$3,788

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2014	Percentage of ownership as of December 31, 2013	Principal activities
Sinovac Biotech (Hong Kong) Ltd (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company

Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 19)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products

Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”)	February 1993	PRC	100%	100%	Research and development, production and sales of vaccine products

Sinovac Biological Technology Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products

Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (note19)	January 2010	PRC	55%	55%	Research and development, production and sales of vaccine products

2.                                      Significant Accounting Policies

(a)                                 Use of Estimates

In preparation of the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns, allowance for doubtful accounts, inventory provisions, useful lives of amortizable intangible assets, impairment of long-lived assets, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)                                 Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with maturities of three months or less when purchased.

(c)                                  Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business and actively pursues past due accounts. The Company estimates an allowance for doubtful accounts based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions and other factors that may affect its customers’ ability to pay.

(d)                                 Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost or net realizable value with respect to finished goods and work in progress. The cost of work in progress and finished goods is determined on a weighted-average cost basis and includes direct material, direct labor and overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less the cost for finished goods or estimated costs to completion for work in progress.

(e)                                  Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are recorded in loss on disposal and impairment of property, plant and equipment included in the consolidated statements of comprehensive income (loss).

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and buildings	10 to 24 years
Machinery and equipment	8 to 10 years
Motor vehicles	4 to 5 years
Office equipment and furniture	3 to 5 years
Leasehold improvements	Lesser of useful lives and term of lease

(f)                                   Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the rights to use land in the PRC and is recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the lease agreement, which is 28 to 49 years.

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

Licenses in relation to the production and sales of pharmaceutical products are amortized on a straight-line basis over their respective useful lives. The useful lives of inactivated hepatitis A and recombinant hepatitis A&B licenses are estimated to be ten years. Before August 15, 2012, the useful life for H5N1 licenses was estimated to be 20 years. Effective August 15, 2012, the remaining useful life was revised to three years expiring on December 29, 2015 as a result of amendment to the agreement with the licensor (note 22(c)). The weighted average useful lives of the acquired licenses are 9.16 years. Costs incurred to renew or extend the term of a licenses are capitalized and amortized over the license’s useful life on a straight-line basis.

(h)                                 Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgment had been utilized, the timing or the amount of any impairment charges could be materially different. The Company recorded impairment charges on long-lived assets for the year ended December 31, 2014 of $nil (2013 - $57, 2012 - $2,176).

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

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the amount that is greater than 50% likely of being realized upon settlement. The Company recognizes a change in available facts after the reporting date but before issuance of the financial statements in the period when the change in facts occur, even if that new information provides a better estimate of the ultimate outcome of an uncertainty. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(j)                                    Value-added Taxes

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. Prior to July 1, 2014, the Company was subject to a VAT rate of 6%. Starting on July 1, 2014, the Company is subject to a VAT rate of 3%.

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B and seasonal influenza vaccines are recognized when delivery has occurred and the Company estimates return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. As of December 31, 2014, the sales return provision for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine was $3,553 (December 31, 2013 - $2,240). Private pay sales return provision of inactivated hepatitis A and combined inactivated hepatitis A&B as a percentage of sales was 8.6% and 5.5% in 2014 and 2013, respectively. The Company does not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports. As such, no sales returns are estimated for these sales. The product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because the Company generally accepts returns before the end of the flu season. As of December 31, 2014, the sales return provision for seasonal influenza vaccine returns was approximately $1,320 (December 31, 2013 - $575).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(l)                                     Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handlings are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2014, $1,241 of shipping and handling costs was included in selling, general and administrative expenses (2013 - $1, 235, 2012 - $1,118).

(m)                             Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $268 for the year ended December 31, 2014 (2013 - $474, 2012 - $29).

(n)                                 Research and Development

Research and development (“R&D”) costs are expensed as incurred and are disclosed as a separate line item on the Company’s consolidated statements of comprehensive income (loss). R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

Under certain R&D arrangements with third parties, the Company may be required to make payments that are contingent on the achievement of specific development, regulatory and/or commercial milestones. Before a product receives regulatory approval, license fees and milestone payments made to third parties are expensed as incurred. License fees and milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the remaining life of the agreement with third parties.

(o)                                 Government Grants

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for R&D are recognized as a reduction to R&D expenses when the expenses are incurred in the same period when the conditions attached to the grants are met, or recognized as government grants recognized in income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the plant and equipment are amortized. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of comprehensive income (loss), or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loans received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants. Accretion expense is recorded in interest and financing expense and the government grant will be recognized as “government grants recognized in income” in the consolidated statement of comprehensive income (loss) when the government loan is fully repaid.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(p)                                 Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred was $3,498 for the year ended December 31, 2014 (2013 - $3,138, 2012 - $2,771).

(q)                                 Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange gains (losses) of $(647) for the year ended December 31, 2014 (2013 - $650, 2012 - $207).

The assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates.  Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature was $294 for year ended December 31, 2014 (2013 - $235, 2012 - $199) which was recorded in other comprehensive income (loss).

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

(t)                                    Earnings(loss) Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of Sinovac by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents of options. If the Company records a net loss, the basic and diluted loss per share is the same because the exercise of options would have an anti-dilutive effect.

(u)                                 Operating Leases

Leases are classified as capital and operating depending on the terms and conditions of the lease agreement. Leases that transfer substantially all the benefits and risks incidental to ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases where rental payments are expensed as incurred. There are no capital leases for the periods presented.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2014 and 2013, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

The carrying values of cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term bank loans and the current portion of long-term debt approximate their fair value because of their short-term nature. The fair value of long-term debt is estimated based on the discounted value of future contractual cash flows which approximates their carrying value due to the fact they are predominately stated at variable rates based on the People’s Bank of China.  Fair value of cash equivalents and the long-term debt are determined based on level 2 inputs.

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. As at December 31, 2012, the Company’s prepaid land lease payment, property, plant and equipment at Tangshan Yian and certain equipment and leasehold improvements at Sinovac Beijing were measured at fair value on a nonrecurring basis. The Company determined the fair value of Tangshan Yian’s prepaid land lease payments, plant and buildings using the market approach by obtaining quoted prices for similar assets in the principal resale market. The Company determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considers the condition of the assets which include the physical deterioration and economic obsolescence. It was determined the fair value of Tangshan Yian’s property, plant and equipment was $2,923 compared to the carrying value of $4,420. The Company determined the fair value of certain equipment and leasehold improvements at Sinovac Beijing using the market approach by obtaining quoted prices for similar assets in the principal resale market, and determined the fair value was $89 compared to the carrying value of $763. There were no non-recurring fair value measurements for the years ended December 31, 2014 and 2013.

		Fair value measurements at December 31, 2012 using
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)	Total Losses
Prepaid land lease payment	$1,226	—	$1,226	—	—
Plant, building and equipment	$1,786	—	$1,786	—	$2,171
Total nonrecurring	$3,012	—	$3,012	—	$2,171

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(w)       Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. In 2014, foreign exchange loss of $647 is included in selling, general and administrative expenses (2013 - $650, 2012 - $207). As at December 31, 2014, cash and cash equivalents of $72,104 (RMB 447 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2013 -  $ 92,861 (RMB 563 million)).

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. No single customer accounted for more than 10% of total sales for the years ended December 31, 2014, 2013 and 2012 except for government stockpile purchases revenue recognized in 2013. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk.  Other than a long-term loan with carrying value of $1,803 and loan from a non-controlling shareholder of $2,595 with fixed interest rates as at December 31, 2014, other interest-bearing loans are stated at variable rates based on the People’s Bank of China (note 10).

(x)         Comparative information

Certain comparative figures of prior year have been reclassified to conform to the current year’s presentation.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(y)         Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). Where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is prohibited, and a full or modified retrospective transition method is required. The Company is currently evaluating the impact of its consolidated financial statements of adopting this standard.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), Going concern. Management the Company will be required to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt ASC 2014-15 on January 1, 2017, and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

3.                                      Accounts Receivable - net

	December 31,	December 31,
	2014	2013
Trade receivables (note 9)	$42,423	$33,743
Allowance for doubtful accounts	(2,571)	(2,429)
	39,852	31,314
Other receivables	905	613
Total	$40,757	$31,927

Accounts receivables with a carrying value of $5,641 (RMB 35 million) were pledged as collateral for a bank loan (note 9).

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company records its allowance for doubtful accounts based upon its assessment of various factors. As of December 31, 2014, the Company provided 100% (December 31, 2013 -100%) allowance for accounts receivable aged more than three years, approximately  56.3% (December 31,2013 - 56.3%) allowance for accounts receivable aged between two year and three years, approximately  18.5% (December 31,2013 - 16.9%) allowance for accounts receivable aged between one year and two years, and approximately  1.8% (December 31,2013 - 1.7%) allowance for accounts receivable aged less than one year.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,	December 31,
	2014	2013
Aging within one year, net of allowance for doubtful accounts	$35,130	$29,565

Aging greater than one year, net of allowance for doubtful accounts	4,722	1,749
Total	$39,852	$31,314

4.                                      Inventories

	December 31,	December 31,
	2014	2013
Raw materials	$2,688	$3,832
Work in progress	4,056	448
Finished goods	12,088	10,049
Total	$18,832	$14,329

For the year ended December 31, 2014, the Company charged $2,492 of excessive fixed production overhead to cost of sales as such costs were incurred (2013 - $2,217, 2012- $3,140).

For the year ended December 31, 2014, the cost of sales includes $1,273 of inventory provision for products that are likely to be expired before being sold (2013 - $1,399, 2012- $3,479).

5.                                      Long-term Inventories

	December 31,	December 31,
	2014	2013
Work in progress	$—	$666
Finished goods	2,648	2,115
Total	$2,648	$2,781

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year and not expected to be sold within one year. These vaccines are for government stockpiling purposes.

6.                                      Property, Plant and Equipment

	December 31,	December 31,
	2014	2013
Cost
Construction in progress	$8,206	$424
Plant and buildings	34,419	35,259
Machinery and equipment	42,517	42,851
Motor vehicles	1,832	1,884
Equipment and furniture	2,612	2,620
Leasehold improvements	13,232	12,386
Total cost	$102,818	$95,424

Less: Accumulated depreciation
Construction in progress	$—	$—
Plant and buildings	7,908	6,455
Machinery and equipment	18,891	15,658
Motor vehicles	1,643	1,653
Equipment and furniture	1,765	1,546
Leasehold improvements	4,194	2,149
Total accumulated depreciation	$34,401	$27,461

Property, plant and equipment net	$68,417	$67,963

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The buildings of the Changping facilities of Sinovac Beijing with a net book value of $14,876 (RMB 92.3 million) were pledged as collateral for a bank loan from China Construction Bank (note 9).

The buildings of Sinovac Beijing with a net book value of $2,933 (RMB 18.2 million) was pledged as collateral for a bank loan from Bank of Beijing (note 9).

The buildings of Sinovac Dalian with a net book value of $5,836 (RMB 36.2 million) were pledged as collateral for a bank loan from Bank of China (note 9).

Depreciation expense for the year ended December 31, 2014 was $7,771 (2013 - $5,998, 2012 - $3,961).

Loss on disposal of equipment for the year ended December 31, 2014 was $74 (2013 - $31, 2012 - $14).

In 2012, Sinovac Beijing decided to move the packaging line from its Shangdi site to the Changping site. The equipment not being relocated to Changping and the leasehold improvements for the packaging line production area at the Shangdi site were impaired as a consequence. The Company recorded an impairment charge of $nil for the year ended December 31, 2014 (2013 - $57 (RMB 0.3 million), 2012 - $656 (RMB 4.1 million)).

Tangshan Yian incurred a loss in 2012 and was expected to continue to incur losses in the future. In 2012, the Company performed a recoverability test of Tangshan Yian’s property, plant and equipment by comparing the forecasted undiscounted cash flow to be generated from continuous use of the property, plant and equipment to their carrying value. As the undiscounted cash flows over the remaining useful life of the assets were negative, the Company measured the impairment amount by estimating the fair value of the property, plant and equipment. The Company determined the fair value of Tangshan Yian’s prepaid land lease payments and plant and buildings using the market approach by obtaining quoted prices for similar assets in the principal resale market. The Company determined the fair value of Tangshan Yian’s machinery and equipment using the cost approach by estimating the amount that currently would be required to construct or purchase substitute machinery and equipment of comparable utility. The estimate considered the condition of the assets which include the physical deterioration and economic obsolescence.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

It was determined the fair value of Tangshan Yian’s property, plant and equipment and prepaid land lease payments was $2,923 compared to the carrying value of $4,420 as at December 31, 2012. As the fair value of the prepaid land lease payments exceeded their carrying value, the impairment of $1,497 was allocated on a pro-rata basis to the plant and buildings, and machinery and equipment based on their relative carrying value. At the end of 2013 and 2014, the Company determined impairment indicators at Tangshan Yian continued to exist due to losses incurred, and performed impairment analysis using the same methodology used in 2012. The Company concluded no further impairment losses were required to be recorded.

7.                                      Prepaid land lease payments

	December 31,	December 31,
	2014	2013

Prepaid land lease payments	$11,940	$12,238
Less: accumulated amortization	1,535	1,290
Net carrying value	$10,405	$10,948

The prepaid land lease payments of the Changping facilities of Sinovac Beijing with a net book value of $2,922 (RMB18.1 million) were pledged as collateral (note 9) for a bank loan from China Construction Bank.

The prepaid land lease payments of Sinovac Beijing with a net book value of $352 (RMB2.2million) were pledged as collateral (note 9) for a bank loan from Bank of Beijing.

The prepaid land lease payments of Sinovac Dalian with a net book value of $3,801 (RMB23.6million) were pledged as collateral (note 9) for a bank loan from Bank of China.

Amortization expenses for prepaid land lease payments for the year ended December 2014 was $278 (2013 - $311, 2012 - $299).

8.                                      Licenses

	December 31, 2014
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	$3,405	$3,405	$—
Combined inactivated hepatitis A&B	490	490	—
H5N1 licenses (note 22(c))	1,482	1,130	352
Total	$5,377	$5,025	$352

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2013
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	$3,490	$3,490	$—
Combined inactivated hepatitis A&B	502	452	50
H5N1 licenses (note 22(c))	1,519	797	722
Total	$5,511	$4,739	$772

(a)                                 On August 15, 2011, the Company entered into a non-exclusive main license agreement together with three sublicense agreements with Medimmune, LLC (“Medimmune”) to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. The Company amortized the patent fee on a straight-line method basis over the estimated useful life of 20 years. On August 15, 2012, the Company entered into amendment agreements with Medimmune which amended the term of the license agreements. As for the main license agreement, the estimated useful life of the patent was revised to end on December 29, 2015. The other three sublicense agreements have been revised to end on April 5, 2020, July 14, 2020, and May 23, 2021, respectively. Accordingly, the estimated useful life of the patent was revised to end on December 29, 2015 (note 22(c)) which is the termination date of the main license agreement.

(b)                                 Amortization expense for the licenses was $371 for the year ended December 31, 2014 (2013 - $435, 2012 - $228).

(c)                                  Estimated amortization expense for the existing license over their remaining useful lives as of December 31, 2014 is $352 within one year.

The amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and other events.

9.                                      Bank loans and other debt

Summarized below were bank loans and other debt as of December 31, 2014 and 2013:

	December 31,
	2014	2013
China Merchants Bank(a)	$4,835	$1,652
Bank of Beijing (b)	8,059	—
Bank of China (c)	1,612	1,652
Industrial and Commercial Bank of China (d)	3,223	—

Bank loans less than one year	17,729	3,304

China Construction Bank (e)	13,861	330
China Construction Bank (f)	4,044	518
Bank of Beijing (g)	11,741	12,065

Current portion of long-term bank loans	29,646	12,913

China Construction Bank (e)	—	14,206
China Construction Bank (f)	—	4,145
Bank of Beijing (g)	—	12,065
Beijing Zhongguancun Development Group (h)	1,803	1,730

Long-term bank loans and other debt	1,803	32,146

Total bank loans and other debt	$49,178	$48,363

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) In 2013, Sinovac Beijing entered into a bank loan with China Merchants Bank in the aggregate principal amount of $1,652 (RMB 10 million), bearing interest at 10% above the prime rate of a one-year term loan published by the People’s Bank of China. Interest is payable quarterly. The loan was drawn on January 31, 2013 and was repaid in full on January 30, 2014.

In 2014, Sinovac Beijing entered into a bank loan with China Merchants Bank in the aggregate principal amount of $4,835 (RMB 30 million) to finance its working capital requirements, bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.9% per year. Interest is payable quarterly. The loan was drawn on March 3, 2014 and was repaid on March 2, 2015.

(b) In 2014, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $8,059 (RMB 50 million) to finance its working capital requirements. The loan bears interest at 6% and is payable quarterly. The loan was drawn on August 21, 2014 and is repayable on August 21, 2015.

(c) On December 17, 2012, Sinovac Dalian entered into a bank loan agreement with Bank of China with a credit line of $3,223 (RMB 20 million). The first $806 (RMB 5 million) was drawn down on March 13, 2013 and repaid on March 12, 2014. The second $806 (RMB 5 million) was drawn down on September 24, 2013 and repaid on September 23, 2014. The third $806 (RMB 5 million) was drawn down on March 31, 2014 and was repaid on March 26, 2015. The fourth $806 (RMB 5 million) was drawn down on September 23, 2014 and is repayable on September 22, 2015. The loan bears interest at 7.4% and the interest is payable monthly. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of $9,637 (RMB 59.8 million) were pledged as collateral.

(d) In 2014, Sinovac Beijing entered into a bank loan with Industrial and Commercial Bank of China Limited in the aggregate principal amount of $3,223 (RMB 20 million) to finance the working capital requirements, bearing interest at 10% above the prime rate of a one-year term loan published by the People’s Bank of China plus 0.9% of financing fee per year, at 7.5% per year. Interest is payable monthly. The loan was drawn on June 19, 2014 and is repayable on June 19, 2015. The loan is guaranteed by an unrelated third party, with a guarantee fee of $64 (RMB 0.4 million) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than $5,641 (RMB 35 million) were pledged as collateral.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) The loan from China Construction Bank in the aggregate principal amount of $14,183 (RMB 88 million) (December 31, 2013 - $14,536) is exclusively for the purchase of the Changping facility, bearing interest at the bank’s prime lending rate and adjusted every 12 months, at 6.4% per year. Interest is payable monthly. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $17,798 (RMB 110 million) were pledged as collateral. $322 (RMB 2 million) was repaid in 2013, $322 (RMB 2 million) was repaid in 2014 and $13,861 (RMB 86 million) was repaid in February 2015.

(f) The total amount of the loan facility from China Construction Bank is $8,059 (RMB 50 million) for a three-year period from December 13, 2012 to December 12, 2015. The amount drawn is $4,996 (RMB 31 million) as at December 31, 2014. The interest is set at the bank’s prime lending rate at 6.15% per year. The loan is to be used exclusively for the operation and production costs of Sinovac Beijing. Interest is payable monthly. The loan is unsecured and 10% of the principal amount is repayable in 2013, 10% of the principal amount is repayable in 2014 with the remaining principal repayable in 2015. $458 (RMB 3 million) was repaid in 2013 and $494 (RMB 3 million) was repaid in 2014. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 85%, the current ratio must not be lower than 1, contingent liabilities must not be higher than $14,667 (RMB 91 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 10%. The Company is in compliance with such covenants as of December 31, 2014 and 2013.

(g) The loan from Bank of Beijing in the aggregate principal amount of $23,531 (RMB 146 million) (December 31, 2013- $24,130) for a period from May, 2011 to November, 2015 is for construction of the Changping facility and has a maximum credit facility amount of $32,234 (RMB 200 million). The loan bears interest at the bank’s prime lending rate and adjusted every 12 months, currently at 6.4% per year. Interest is payable quarterly. The loan is repayable in four equal installments on May 13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. $11,790 (RMB 72.6 million) was repaid in 2014. The Company also obtained a credit line with a maximum quota for issuing letter of credits of $12,894 (RMB 80 million) with the same bank. No letters of credit were issued by the Company as at December 31, 2014 and 2013, respectively. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $3,285 (RMB 20.4 million) were pledged as collateral. $11,741 (RMB 72.9 million) is repayable in 2015.

(h) The loan from Beijing Zhongguancun Development Group in the aggregate principal amount of $1,934 (RMB 12 million) bearing interest currently at 0.36% per year is for the purpose of funding EV71 vaccine research project of Sinovac Beijing. The total loan is $1,934 (RMB 12 million) of which $967 (RMB 6 million) was received in 2012 and the second $967 (RMB 6 million) was received in 2013. The loan is unsecured and repayable on February 24, 2016. The Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property developed during the loan period. No profit-sharing payments are required to be made as no profits have been generated to date. The Company can repay the loan at any time during the loan period. The fair value differential of $376 (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as non-current deferred government grant (2013 - $383) (see note 14).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Aggregate annual principal payments of loans payable as of December 31, 2014 are as follows:

Within 1 year	$47,375
Between 1 and 2 years	1,803
Total	$49,178

The weighted average effective interest rate for all short-term and loan-term bank loans was 6.8% in 2014 (2013 - 6.6%, 2012 - 7.0%). The weighted average interest rate for short-term loans was 6.8% in 2014 (2013 - 7.0%, 2012 - 7.0%).The Company incurred $3,374 in interest and financing expenses for the year ended December 31, 2014 (2013 - $2,942, 2012 - $1,955), of which $nil for the year ended December 31, 2014, was capitalized in property, plant and equipment (2013 - $116, 2012 - $1,306 (net of $1,458 loan interest subsidies received)).

10.          Related Party Transactions and Balances

(a)              Loan from a non-controlling shareholder

	December 31,	December 31,
	2014	2013

Loan - current	$2,595	$3,324

The Company has a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, which is unsecured, bearing interest at 7.2% per year.  Interest expense was $221 in 2014 (2013 - $237, 2012 - $231). Interest is payable monthly. As of December 31, 2014, $16 of interest payable is included in loan from a non-controlling shareholder (December 31, 2013 - $20). $649 (RMB 4 million) was repaid on September 25, 2014 and no payments were made for the years ended December 31, 2013 and 2012.

(b)              The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2014	2013	2012
Rent expenses payable to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$869	$847	$823

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In 2004, the Company entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $220 (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $81 (RMB 0.5 million) to $220 (RMB 1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $332 (RMB2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business on research and development for an annual lease payment of $164 (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, the Company entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

Included in current and long-term prepaid expenses and deposits as at December 31, 2014, is $389 (RMB 2.4 million) (December 31, 2013 -$306 (RMB 1.9 million)), representing prepaid lease payments made to this related party.

11.                          Accounts Payable and Accrued Liabilities

	December 31, 2014	December 31, 2013
Trade payables	$3,164	$6,063
Machinery and equipment payables	2,209	2,270
Accrued expenses	8,342	8,669
Value added tax payable	206	208
Other tax payable	177	576
Withholding tax payable	354	1,511
Bonus and benefit payables	5,626	5,244
Other payables	3,159	3,496
Total	$23,237	$28,037

12.          Income Taxes

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%.The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing.  Sinovac Beijing, being reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2014 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2014 to 2016.

The Company’s income (loss) before income tax consists of:

	For the year ended December 31,
	2014	2013	2012

Non-PRC	$(1,336)	$(65)	$(527)
PRC	2,458	8,210	(19,106)
Total	$1,122	$8,145	$(19,633)

Income taxes are attributed to the operations in China and consist of:

	For the year ended December 31,
	2014	2013	2012

Current	$(1,620)	$—	$867
Deferred	162	2,225	17
Total income tax benefit (expense)	$(1,458)	$2,225	$884

The following is a reconciliation of the Company’s total income tax benefit (expense) to the amount computed by applying the PRC statutory income tax rate of 25% to its income (loss) before income taxes for the years ended December 31, 2014, 2013 and 2012:

	For the year ended December 31,
	2014	2013	2012
Income (loss) before income tax expense and non-controlling interests	$1,122	$8,145	$(19,633)
Income tax (expense) benefit at the PRC statutory rate	(281)	(2,036)	4,909
International tax rate differential	(334)	(16)	(40)
Change in unrecognized tax benefits	(282)	(25)	147
Other adjustments	(79)	228	59
Permanent differences	362	412	904
Effect of preferential tax treatment	901	1,573	(648)
Change in valuation allowance	(1,639)	2,089	(5,314)
Effect of PRC withholding tax	(106)	—	867
Income tax benefit (expense)	$(1,458)	$2,225	$884

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2014	2013
Accrued expenses	$2,413	$1,982
Inventories	388	729
Prepaid expenses and deposits	(6)	—
Deferred government grants	12	—
Tax losses carried forward	—	485
Less: valuation allowance	(541)	(594)
Deferred tax assets, current portion	$2,266	$2,602

Fixed assets	1,493	576
Deferred government grants	428	—
Tax losses carried forward	10,805	10,060
Less: valuation allowance	$(12,211)	$(10,519)
Deferred tax assets,non-current portion	$515	$117

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $12,752 as of December 31, 2014 ( December 31, 2013 -  $11,113).

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Tax losses of the Company’s PRC subsidiaries in the amount of $43,221 (RMB 262 million) as of December 31, 2014 and will expire from 2015 to 2019.

As of December 31, 2014, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $5,420, in view of the Company’s permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2014, the amount of unrecognized deferred tax liability ranges from $271 to $542.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2014	2013	2012
Balance at January 1	$370	$345	$198
Additions for tax positions of the current year	168	25	147
Lapse of statute of limitations	(56)	—	—
Balance at December 31	$482	$370	$345

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as part of its income tax expenses. The Company did not record any interest and penalties as of December 31, 2014 (December 31, 2013 - $nil, December 31, 2012 - $nil).The PRC tax law provides statute of limitations ranging from 3 to 10 years. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2004.

As of December 31, 2014, the Company had unrecognized tax benefits of approximately $482 (December 31, 2013 - $370, December 31, 2012 - $345) and such balance was included in “other non-current liabilities”. All of the unrecognized tax benefits would affect the effective tax rate if recognized. In February 2015, a local taxing authority initiated a tax audit on one of the Company’s PRC subsidiaries for the year ended December 31, 2013. The local taxing authority raised some queries on the deductibility of certain expenses of the concerned subsidiary and management was in the process of clarifying the natures of those expenses and hence their tax deductibility with the taxing authority. The potential tax exposures for 2013 and 2012 were $208 and $153, respectively. No unrecognized tax benefits were accrued on these potential tax exposures before as management considered it was more likely than not that these expenses were income tax deductible. The reasonable possible change on the Company’s unrecognized tax benefits in the next 12 months ranges from $nil to $361.

13.                               Deferred Revenue

Current deferred revenue included $3,546 received from the Chinese government for stockpiling of H5N1 vaccines (December 31, 2013 - $102) that expire within one year and $1,450 of advances from customers (December 31, 2013 - $773).

Long-term deferred revenue included $7,191 received from the Chinese government for stockpiling of H5N1 vaccines (December 31, 2013 - $11,005).

14.                          Deferred Government Grants

Deferred government grants represent funding received from the government for R&D, or investment in building or improving production facility. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred or those recognized as government grant income. The Company received $3,520 (RMB 21.7 million) in 2014 (2013 - $842 (RMB 5.2 million, 2012 - $936 (RMB 5.9 million)).

Deferred government grants included $1,466 (RMB 9.1 million) represents the unamortized portion of the amount that the Company received in 2007 for construction of a pandemic influenza vaccine plant and buildings of RMB 20 million (December 31, 2013 - $1,800 (RMB 10.9 million)). $290 (RMB 1.8 million) which will be amortized in 2015 was included in the current portion and $1,176 (RMB 7.3 million) which will be amortized after 2015 was included in the non-current portion of the deferred government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. The Company has fulfilled the conditions attached to the government grant. Government grant relating to these production facilities of $290, $237 and $285 for the years ended December 31, 2014, 2013 and 2012, respectively, was recorded as a reduction to the related depreciation expenses.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred government grants also included $630 (RMB 3.9 million) being the unamortized portion of the amount that the Company received in 2009 for purchasing equipment for H1N1 vaccine production with a total amount of $999 (RMB 6.2 million). The amount of $143 (RMB 0.9 million) which will be recognized in 2015 was included in the current portion and the amount of $487 (RMB 3.0 million) which will be recognized after 2015 was included in the non-current portion of deferred government grants. The Company has fulfilled the conditions attached to the government grant. Government grants relating to the production facility of $143, $119 and $82 for the years ended December 31, 2014, 2013 and 2012, respectively, were recorded as a reduction to the related depreciation expenses.

Deferred government grants also included $81 (RMB 0.5 million) being the unamortized portion of the amount that the Company received in 2013 for purchasing equipment for H5N1 vaccine production. The amount of $16 (RMB 0.1 million) which will be amortized in 2015 was included in the current portion and the amount of $65 (RMB 0.4 million) which will be amortized after 2015 was included in the non-current portion of deferred government grants. Government grant relating to this production facility of $16 for the year ended December 31, 2014 was recorded as a reduction to the related depreciation expenses.

The Company received a government grant in the amount of $3,223 (RMB 20 million) for equipment purchase and construction of the EV71 vaccine production facility. As of December 31, 2014, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current government grant.

Deferred government grants also include $1,525 (RMB 9.5 million) that the Company received for research and development, as well as purchasing equipment for EV71 vaccine production. As of December 31, 2014, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current government grant.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred government grants also include $723 (RMB 4.5 million) in relation to four other research projects. As of December 31, 2014, the conditions attached to three government grants totalling $642 (RMB 4 million) has not been fulfilled by the Company. As the Company does not expect to fulfill the conditions within one year, these grants are recorded as non-current deferred government grants (December 31, 2013 - $578 (RMB 3.6 million)). The Company expects to fulfil the conditions attached to one of the four grants and recorded $81 (RMB 0.5 million) as a current government grant (December 31, 2013 - $83 (RMB 0.5 million) in non-current government grant).

The Company received a loan of $1,934 (RMB 12million) bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company’s borrowing rate of 6.9%) is recorded as non-current deferred government grant of $376 (December 31, 2013 - $383) (see note 9).

15.                               Commitments and Contingencies

(a)                                 Operating Lease Commitments

The Company leases production plant and laboratory under operating leases from its related parties (note 10 (b)). Rental expense amounted to $869 for the year ended December 31, 2014 (2013 - $847, 2012 - $823).

Minimum future rental payments under operating leases to related parties for the years ending December 31 are as follows:

2015	$869
2016	869
2017	869
2018	869
2019	869
Thereafter	9,679
Total minimum future payments	$14,024

(b)                                 Other Commitments

In addition to commitments disclosed in note 22, commitments related to R&D expenditures are $960 as at December 31, 2014.

Commitments related to capital expenditures for the Company’s pneumococcal polysaccharide and varicella vaccine production facilities are approximately $5,528 as at December 31, 2014.

16.                           Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2014 and 2013, there were 55,809,661 and 55,570,361 shares of common stock outstanding, respectively. As of December 31, 2014 and 2013, there was no preferred stock issued and outstanding.

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

In 2014, the Company issued 48,000 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share and 191,300 shares of common stock on the exercise of employee stock options with exercise price of $2.37 per share, for total proceeds of $512. The Company received further cash proceeds of $51 on the exercise of stock option for which the shares were issued subsequent to December 31, 2014.

17.                               Stock Options

(a)                                 Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2014, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

In December 2011, the Company granted 767,000 options to employees with an exercise price of $2.37, being the quoted market price of the Company’s shares at the time of grant. 10% of the options vest every three months from December 26, 2012 to March 26, 2015 and expire on December 25, 2017.

On May 1, 2012, the Company granted 50,000 options to an officer with an exercise price of $2.05, being the quoted market price of the Company’s shares at the time of grant. The options were granted on May 1, 2012 and expire on April 30, 2017. 10% of the options will vest on May 1, 2013 (the “Initial Vesting Date”) and the remaining options will vest at 10% in equal quarterly proportions over a period of 27 months from the Initial Vesting Date. The officer has left the Company at the end of May 2013 and forfeited the unvested options in June 2013.

On August 22, 2012, the board of directors approved a new stock option plan (the “2012 Plan”), which allowed the Company to issue up to 4,000,000 options for common shares of the Company to directors, officers, employees and consultants of the Company. Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant. The 2012 Plan is administered by the board of directors. No stock options were granted under the 2012 Plan as of December 31, 2014. The 2012 Plan will expire on August 22, 2022. Any awards that are outstanding on August 22, 2022 will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)                                 Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option-pricing model:

	2014	2013	2012
Expected volatility	—	—	82.89%
Risk-free interest rate	—	—	0.39%
Expected life (years)	—	—	2.95
Dividend yield	—	—	Nil
Estimated forfeiture rate	—	—	10%

The weighted average fair value of options granted for the year ended December 31, 2014 was $nil per option (2013 - $nil, 2012 - $1.08).

Expected volatility is estimated based on the Company’s historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour. The risk-free interest rates for the period within the contractual life of the awards are based on the U.S. Treasury yield in effect at the time of grant.

(c)                                  Stock-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 Plan is presented below:

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
	of Options	($/option)	($)
Outstanding as at December 31, 2013	904,400	$2.14	$3,603,712
Granted	—
Exercised	(239,300)	2.22	—
Forfeited	(27,900)	2.37	—
Outstanding as at December 31, 2014	637,200	$2.09	$1,997,644

Vested and expected to vest at December 31, 2014	596,240	$2.08	$1,880,498
Exercisable as at December 31, 2014	560,550	$2.06	$1,778,282

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at December 31,2014

Exercise	Number of	Remaining Average	Average Exercise	Number of	Remaining Contractual	Average Exercise
Prices	Options	Contractual	Price	Options	Life	Price
($/option)	Outstanding	Life (years)	($/option)	Exercisable	(years)	($/option)
$1.60	227,600	0.05	$1.60	227,600	0.05	$1.60
$2.37	409,600	2.99	$2.37	332,900	2.99	$2.37
	637,200	1.94		560,500	1.80	$2.06

Stock-based compensation expense, included in selling, general and administrative expenses, is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $287 in 2014 (2013 - $281, 2012 - $347). As of December 31, 2014, there was $175 of unrecognized compensation cost related to non-vested stock options and granted under the 2003 Plan and this cost will be recognized over a period of 3 months.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan was $840 for year ended December 31, 2014, determined as of the date of option exercise (2013 - $1,344, 2012 - $127).

The estimated fair value of stock options vested during the year ended December 31, 2014 was $414 (2013 - $420, 2012 - $631).

18.                               Statutory surplus reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as at December 31, 2014 is $12,627 (2013 - $11,808).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the year ended December 31, 2014, Sinovac Beijing appropriated 10% ( 2013 - 0%, 2012 - 0%) of its after-tax profit, determined under PRC GAAP, to the statutory surplus reserves.  For the year ended December 31, 2014, statutory surplus reserves appropriated are $819 (RMB 5 million) (2013 - $nil, 2012- $nil).

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D and Sinovac Dalian can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under PRC GAAP to a staff welfare and bonus fund which shall be utilized for collective staff benefits. For the year ended December 31, 2014, the amount is $nil for contribution to such fund (2013 - $nil, 2012- $nil). The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2014, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Sinovac R&D and Sinovac Dalian have not made any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. Dividends declared in 2014 was $nil to the non-controlling shareholder of Sinovac Beijing (2013 - $nil, 2012 - $802 (RMB5 million)). As of December 31, 2014, the Company has $nil dividend payable (December 31, 2013 - $nil).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totalling $80,091(RMB 497 million) as of December 31, 2014 (December 31, 2013, $81,249 (RMB492 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2014, amount restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $61,345 (December 31, 2013 - $34,860).

19.                               Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On October 1, 2011, the Company increased its ownership in Sinovac Beijing by an additional 1.53% by contributing the dividends declared to Sinovac Hong Kong but unpaid in the amount of $2,998 (RMB 18.6 million). An adjustment of $258 (RMB 1.6 million) resulted from the difference between the adjustment to the carrying amount of the non-controlling interest in Sinovac Beijing and the consideration that was charged to additional paid-in capital.The non-controlling interest in Sinovac Beijing was 28.44% prior to October 1, 2011 and was 26.91% after October 1, 2011. On April 8, 2013, SinoBioway transferred its 26.91% equity interests in Sinovac Beijing to Xiamen Bioway Biotech Co., Ltd. (“Xiamen Bioway”), a company owned by SinoBioway. There was no change to the composition of the board of directors of Sinovac Beijing after the completion of the transaction. The non-controlling interest in Sinovac Dalian was 45% as of December 31, 2014 and December 31, 2013.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.                           Earnings (loss) per Share

Earnings (loss) per share were calculated as follows:

	For the year ended December 31
	2014	2013	2012
Net income (loss) attributable to shareholders	$(851)	$7,442	$(14,853)

Basic weighted average number of common shares outstanding	55,681,076	55,301,276	54,926,440

Effect of dilutive securities:
Stock options	—	501,062	—
Diluted weighted average number of common shares outstanding	55,681,076	55,802,338	54,926,440
Basic earnings (loss) per share	$(0.02)	$0.13	$(0.27)
Diluted earnings (loss) per share	$(0.02)	$0.13	$(0.27)

Anti-dilutive options were not included in the diluted EPS calculation for the years ended December 31, 2014 and December 31, 2012.

21.                               Segmented Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $79,174 including prepaid land lease payments, property, plant and equipment and licenses are all located in mainland China (December 31, 2013 - $79,683). The Company’s total assets by geographic location are as follows:

	December 31, 2014	December 31, 2013
Assets
Mainland China	$207,645	$199,703
Hong Kong	30,885	40,990
Total	$238,530	$240,693

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2014	2013	2012
Sales
Inactivated hepatitis vaccines	$48,450	$47,202	$39,951
Influenza vaccines	12,131	12,156	9,191
H5N1	201	10,736	—
Mumps	2,150	1,680	24
Rabend	169	750	50
Total	$63,101	$72,524	$49,216

The H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H5N1 vaccines are dependent on government stockpiling purchases. Loss of such government stockpiling purchases would have a material adverse effect on the Company’s total sales.

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2014	2013	2012
Sales
Mainland China	$62,124	$71,397	$48,199
Foreign countries	977	1,127	1,017
Total	$63,101	$72,524	$49,216

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.          Collaboration Agreements

(a)                                    On March 12, 2009, the Company entered into a technology transfer agreement (with an amendment agreement entered on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjing Cansino will transfer the technology related to pneumococcal vaccine to the Company and jointly develop the technology with the Company. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000 and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $300 for the transfer of an additional six serotypes and related technology. As of December 31, 2014, the Company made total milestone payments of $1,200 ($1,000 under the March 12, 2009 agreement and $200 under the December 14, 2011 amendment). The remaining milestone payment will be paid when the Company achieves each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales. The Company recorded $nil R&D expenses for the year ended December 31, 2014 (2013 - $nil, 2012 - $200).

On January 29, 2015, the Company entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. The Company made a payment of $300 in March 2015.

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

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales.The Company recorded a license issue royalty of $8 for the year ended December 31, 2014 as R&D expenses (2013 - $21, 2012 -  $8).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)                                     On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining toH5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses H5N1 vaccines from the Chinese government. For the year ended December 31, 2013, royalties of $1,036 was capitalized as inventory costs and included in accounts payable and accrued liabilities, which was paid in May 2014. No royalties were incurred for the year ended December 31,2014.

On August 15, 2012, the Company entered into amendment agreements with Medimmune to revise the termination date of the license to December 29, 2015 as a result of amendment of the main license agreement to end on December 29, 2015. The other three sublicense agreements have been revised to end on April 5, 2020, July 14, 2020, and May 23, 2021, respectively.

(d)                                    On April 3, 2014, the Company entered into a non-exclusive license agreement (the “Agreement”) with The Institute for Translational Vaccinology (“INTRAVACC”), a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the Sabin Inactivated Polio Vaccine (“sIPV”) for distribution in China and other countries. The Company expects to develop and commercialize the vaccine in China, as well as seeking regulatory approval in other countries. The agreement has a term of 50 years.

The Company has agreed to pay INTRAVACC up to net of PRC tax $2,406 (€1.5 million), including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in single digit on net sales generated worldwide from the product or products developed under the Agreement. The Company recorded an entrance fee of $665 (€0.5 million) for the year ended December 31, 2014 as research and development expense. The Company also recorded $125 (€94) for payment made to INTRAVACC for use of sIPV viral seeds in research and development expense, for the year ended December 31, 2014.

23.                               Subsequent Events

In February 2015, Sinovac Beijing repaid a loan in an aggregate principal amount of $13,861 (RMB 86 million) to China Construction Bank.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In March 2015, Sinovac Beijing repaid a one year term loan in an aggregate principal amount of $4,835 (RMB 30 million) to China Merchants Bank.

In March 2015, Sinovac Dalian repaid a loan in an aggregate principal amount of $806 (RMB 5 million) to Bank of China.

In February 2015, the Beijing Municipal Office of the State Administration of Taxation (“SAT”) commenced a tax audit of Sinovac Beijing for the 2013 tax year, the results of which are pending. The tax exposure has been disclosed in note 12.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24. Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,	December 31,
	2014	2013
ASSETS

Current assets
Cash and cash equivalents	$997	$1,400
Prepaid expenses and other receivables	9	123
Amount due from subsidiaries	69,824	68,520
Dividend receivables	21,280	21,280

Total current assets	92,110	91,323

Investment in subsidiaries	38,616	40,044

Total assets	$130,726	$131,367

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other payables	$584	$920
Amount due to subsidiaries	3,578	1,763

Total current liabilities	4,162	2,683

Total liabilities	4,162	2,683

EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	56	56
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 55,809,661 (2013—55,570,361)
Additional paid-in capital	108,243	107,393
Accumulated other comprehensive income	12,022	14,141
Accumulated deficit	6,243	7,094

Total shareholders’ equity	126,564	128,684

Total liabilities and equity	$130,726	$131,367

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2014	2013	2012
Operation expenses

General and administrative expenses	$2,466	$2,710	$3,170

Total operating expenses	2,466	2,710	3,170

Loss from operations	(2,466)	(2,710)	(3,170)

Interest income	759	755	879

Equity income (losses) of subsidiaries, net of tax	856	9,397	(12,562)

Net income (loss)	(851)	7,442	(14,853)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(2,119)	2,370	1,793

Total comprehensive income (loss)	$(2,970)	$9,812	$(13,060)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
Cash flows provided by (used in) operating activities
Net income (loss)	$(851)	$7,442	$(14,853)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
- Stock-based compensation	287	281	347
- Equity in earnings (loss) of subsidiaries	(856)	(9,397)	12,562
Changes in:
- Amount due from subsidiaries	(1,304)	2,505	(1,283)
- Prepaid expenses and other receivables	114	59	25
- Dividend receivables	—	1,043	(13,782)
- Amount due to subsidiaries	1,815	1,130	(1,792)
- Accrued expenses and other payables	(336)	(776)	269

Net cash provided by (used in) operating activities	(1,131)	2,287	(18,507)

Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	512	848	508
- Proceeds from shares subscribed	51	18	8

Net cash provided by financing activities	563	866	516

Cash flows provided by (used in) investing activities
-Investment in subsidiaries	165	(4,042)	16,588

Net cash provided by (used in) investing activities	165	(4,042)	16,588

Decrease in cash and cash equivalents	(403)	(889)	(1,403)

Cash and cash equivalents, beginning of year	1,400	2,289	3,692

Cash and cash equivalents, end of year	$997	$1,400	$2,289

(a) Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries.

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income (loss) as “Equity income (losses) of subsidiaries” in the statements of comprehensive income (loss).

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 18). The subsidiaries did not pay any dividends to the Company for the years presented.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 15 and 22).