Form 20-F
period 2015-12-31
SINOVAC BIOTECH LTD
filed 2016-04-25
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.001 per share Preferred Share Purchase Rights	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

56,906,561 common shares as of December 31, 2015

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

☐ Yes ☐ No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

•	“Sinovac,” “Company,” “we,” “us,” “our company,” and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries

•	“China,” “Chinese” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States;

•	“shares” or “common shares” refers to our common shares, par value $0.001 per share; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2015, which was RMB6.4778 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 15, 2016, the noon buying rate was RMB6.4730 to $1.00.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2015, 2014 and 2013, and consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2012 and 2011 and consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements that are not included in this annual report. Amounts previously reported have been reclassified, as necessary, to conform to discontinued operations presentation in accordance with ASC 205, Presentation of Financial Statements to allow for meaningful comparison of continuing operations.

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

Consolidated statements of	Year ended December 31,
Comprehensive income (loss) data	2015	2014	2013	2012	2011
	(in thousands except share and per share data)
Sales	$67,414	$62,932	$71,774	$49,167	$56,842
Cost of sales(1)	18,425	15,476	20,505	17,208	20,973
Gross profit	48,989	47,456	51,269	31,959	35,869
Operating expenses:
Selling, general and administrative expenses(1)	37,436	34,166	33,611	32,222	22,998
Provision (recovery) for doubtful accounts	(49)	329	(504)	(874)	(167)
Research and development expenses(1)	9,490	10,934	8,128	16,775	7,760
Loss on disposal and impairment of property, plant and equipment	26	74	88	663	452
Government grants recognized in income	(1,637)	(104)	-	(349)	(764)
Total operating expenses	45,266	45,399	41,323	48,437	30,279
Operating income (loss)	3,723	2,057	9,946	(16,478)	5,590
Interest and financing expenses	(1,920)	(3,407)	(3,031)	(774)	(298)
Interest income	1,155	2,684	2,167	2,365	1,395
Other income (expenses)	73	1,312	329	(156)	130
Income (loss) before income taxes and non-controlling interests	3,031	2,646	9,411	(15,043)	6,817
Income tax benefit (expenses)	(2,516)	(1,458)	2,225	884	(5,066)
Income (loss) from continuing operations	515	1,188	11,636	(14,159)	1,751
Loss from discontinued operations, net of tax nil	(728)	(1,524)	(1,266)	(4,590)	(2,150)
Net income (loss)	(213)	(336)	10,370	(18,749)	(399)
Less: (income) loss attributable to non-controlling interests	(861)	(515)	(2,928)	3,896	(445)
Net income (loss) attributable to shareholders of Sinovac	(1,074)	(851)	7,442	(14,853)	(844)
Comprehensive income (loss)	(4,688)	(2,763)	13,056	(16,725)	3,240
Less: comprehensive (income) loss attributable to non-controlling interests	(298)	(207)	(3,244)	3,665	(974)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(4,986)	$(2,970)	$9,812	$(13,060)	$2,266
Weighted average number of common shares outstanding
- basic	56,313,927	55,681,076	55,301,276	54,926,440	54,608,919
- diluted	56,313,927	56,114,202	55,802,338	54,926,440	55,077,996
Earnings (loss) per share

Basic net income (loss) per share:
Continuing operations	(0.01)	0.01	0.15	(0.19)	0.02
Discontinued operations	(0.01)	(0.03)	(0.02)	(0.08)	(0.04)
Basic net income (loss) per share	(0.02)	(0.02)	0.13	(0.27)	(0.02)

Diluted net income (loss) per share:
Continuing operations	(0.01)	0.01	0.15	(0.19)	0.02
Discontinued operations	(0.01)	(0.03)	(0.02)	(0.08)	(0.04)
Diluted net income (loss) per share	(0.02)	(0.02)	0.13	(0.27)	(0.02)

Weighted average number of shares of common stock outstanding
– Basic	56,313,927	55,681,076	55,301,276	54,926,440	54,608,919
– Diluted	56,313,927	56,114,202	55,802,338	54,926,440	55,077,996
Supplemental information(2)
Non-GAAP EBITDA	11,185	10,440	16,635	(12,155)	10,305
Non-GAAP net income (loss) from continuing operations	2,353	2,094	11,267	(14,055)	2,000
Non-GAAP Diluted EPS from continuing operations	0.03	0.03	0.15	(0.18)	0.03

(1)	Includes stock-based compensation of $1.0 million, $0.3 million, $0.3 million, $0.3 million and $0.2 million in 2015, 2014, 2013, 2012 and 2011, respectively.
(2)	See “Non-GAAP Measures” below.

Non-GAAP Measures

We use non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. We believe that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by management in our financial and operational decision-making.

Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of stock-based compensation expenses, amortization and depreciation that we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before stock-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

The table below sets forth a reconciliation of our income (loss) from continuing operations to non-GAAP EBITDA for the periods indicated:

	Year ended December 31,
	2015	2014	2013	2012	2011
Income (loss) from continuing operations	$515	$1,188	$11,636	$(14,159)	$1,751
Adjustments:
Stock-based compensation	952	287	281	347	206
Depreciation and amortization	6,510	8,096	6,408	3,976	4,509
Interest and financing expenses, net of interest income	765	723	864	(1,591)	(1,097)
Net other (income) expense	(73)	(1,312)	(329)	156	(130)
Income tax (benefit) expense	2,516	1,458	(2,225)	(884)	5,066
Non-GAAP EBITDA	$11,185	$10,440	$16,635	$(12,155)	$10,305

The following table sets forth a reconciliation of our net income from continuing operations to non-GAAP net income from continuing operations for the periods indicated:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Income (loss) from continuing operations	$515	$1,188	$11,636	$(14,159)	$1,751
Add: Foreign exchange loss (gain)	886	619	(650)	(243)	43
Add: Stock-based compensation	952	287	281	347	206
Non-GAAP net income (loss) from continuing operations	$2,353	$2,094	$11,267	$(14,055)	$2,000

The following table sets forth a reconciliation of our diluted EPS from continuing operations to non-GAAP diluted EPS from continuing operations for the periods indicated:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net income (loss) from continuing operations attributable to shareholders of Sinovac	$(346)	$673	$8,708	$(10,263)	$1,306
Add: Non-GAAP adjustments to net income from continuing operations(1)	$1,838	$906	$(369)	$104	$249
Non-GAAP net income (loss) attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	$1,492	$1,579	$8,339	$(10,159)	$1,555

Weighted average number of shares on a diluted basis	56,313,927	55,681,076	55,802,338	54,926,440	54,608,919
Diluted earnings (loss) per share from continuing operations (2)	$(0.01)	$0.01	$0.15	$(0.19)	$0.02
Add: Non-GAAP adjustments to net income per share from continuing operations (3)	$0.04	$0.02	$0.00	$0.01	$0.01
Non-GAAP Diluted earnings (loss) per share from continuing operations (4)	$0.03	$0.03	$0.15	$(0.18)	$0.03

(1)	See the table above about the reconciliation of net income from continuing operations to non-GAAP net income from continuing operations for more information on these non-GAAP adjustments.
(2)	Diluted EPS from continuing operations is derived from net income attributable to ordinary shareholders from continuing operations for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(3)	Non-GAAP adjustments to net income per share from continuing operations is derived from non-GAAP adjustments to net income from continuing operations divided by weighted average number of shares on a diluted basis.
(4)	Non-GAAP diluted EPS from continuing operations is derived from non-GAAP net income attributable to ordinary shareholders from continuing operations for computing non-GAAP diluted EPS from continuing operations divided by weighted average number of shares on a diluted basis.

	As of December 31,
Balance sheet data	2015	2014	2013	2012	2011
	(in thousands)
Cash and cash equivalents(1)	$63,834	$91,293	$106,517	$91,219	$103,780
Total assets	202,984	238,530	240,693	208,763	215,908
Short-term bank loans and current portion of long-term debt	21,775	47,375	16,217	3,210	4,713
Total current liabilities	58,001	79,834	49,157	30,155	39,531
Long term debt (include due to related party)	756	1,803	32,146	31,300	17,321
Net assets	138,741	141,726	143,639	129,435	145,297
Non-controlling interests	15,461	15,162	14,955	11,711	15,377
Common stock	57	56	56	55	55
Total shareholders’ equity	$123,280	$126,564	$128,684	$117,724	$129,920

(1)	In December 2015, we committed to a plan to sell 100% stake in Tangshan Yian Biological Engineering Co., Ltd., or Tangshan Yian. The assets and liabilities of Tangshan Yian are presented as held for sale as of December 31, 2015 and all comparative periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Whether we are successful in developing and commercializing new products is determined by our ability to:

•	accurately assess disease and technology trends and market needs;

•	maintain strong research and development capabilities;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products with good quality in a timely manner and in sufficient quantities;

•	increase customer awareness and acceptance of our products;

•	minimize the time and cost required to obtain required regulatory clearances and approvals;

•	anticipate and compete effectively with other vaccine product developers, manufacturers and marketers;

•	price our products competitively;

•	comply with the guidelines of Good Manufacturing Practice, or GMP, and other related regulations; and

•	thoroughly understand the frequently developing regulatory guidelines and regulations on vaccine products and comply with the regulations and guidelines accordingly.

We incurred a loss in 2015 as well as in the past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007 and were profitable from 2007 through 2009, we incurred losses in 2010, 2011 and 2012. Although we were profitable in 2013, we incurred a loss again in 2014 and 2015. We cannot assure you when we will be profitable again in the future. We had net income attributable to shareholders of $7.4 million in 2013 and incurred net loss attributable to shareholders of $0.9 million and $1.1 million in 2014 and 2015, respectively. Our profit in 2013 was partly driven by the recognition of H5N1 vaccine governmental stockpiling revenue of $10.7 million, which will not happen every year. In 2014, the loss was caused by less revenue and higher research and development expenses. In 2015, the loss was caused by the depreciation of RMB against the U.S. dollar and stock-based compensation related to options and restricted shares granted to management and employees in May 2015. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

We distribute vaccines product in China through Centers for Disease Control, or CDCs, which are PRC government agencies. This exposes us to risks relating to doing business with the government.

We sell our vaccines to CDCs, which are PRC government agencies. Our sales to PRC government agencies expose us to various risks relating to doing business with the government. Demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agency were to be consolidated with another ministry. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. In 2015, 2014 and 2013, 39.8%, 42.1% and 36.8%, respectively, of our revenues were from sales of Healive; 33.5%, 34.9% and 29.0%, respectively, of our revenues were from sales of Bilive; 18.8%, 19.3% and 16.9%, respectively, of our revenues were from sales of Anflu; and 5.7%, 0.3% and 15.0%, respectively, of our revenues were from sales of Panflu (H5N1). However, revenue recognition of Panflu (H5N1) is not recurring due to its government stockpile nature, which may cause fluctuation of our revenue. As a result of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wide variety of products or services.

We have already started the commercial production of Enterovirus 71, or EV71, vaccine in 2016, which is estimated to be launched to the market by the end of the first half of 2016. EV71 vaccine will also serve as one of our core products in the following years.

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

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We manufacture vaccines that are injected into people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could harm the vaccinees and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time-consuming, expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity.

The successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and EV71 vaccine (excluding U.S. and Europe), we cannot assure you that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, there remains the risk that foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believe we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure you that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We may not be successful in commercializing our EV71 vaccine.

Our EV71 vaccine was approved for commercialization in China. We obtained the new drug certificate and production license for our proprietary EV71 vaccine against EV71-associated HFMD from China Food and Drug Administration, or CFDA, on December 30, 2015. CFDA issued the GMP certificate in January 2016. We started the commercial production of our EV71 vaccine immediately and expect to deliver the vaccine to the market in the second quarter of 2016 after the lot release testing is completed. However, there are still risks in the commercialization of EV71 vaccine. Unsuccessful lot release and competitive pricing pressures may limit or prevent the success of the product on the market. For example, our competitors launched a similar products or the PRC government may grant compulsory licenses to allow competitors to manufacture our EV71 vaccine. State-owned competitors may not act rationally as commercial entities, and we may be forced to follow their pricing to the low end of the range. Furthermore, if the PRC government were to include our EV71 vaccine in the Expanded Program on Immunization, or EPI, earlier than we expect, purchase made by the government could affect our anticipated revenue. Any of these factors, together with other risks, including changes in the regulatory environment, supply issues, product liability claims and failure to win over our competitors, may result in our inability to successfully commercialize our EV71 vaccine in China, which would materially and adversely affect our business, financial condition and results of operations.

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

Our market share is estimated based on the batch release number for 2015 (as of December 31, 2015) published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual sales number in the market. We supplied 16.9%, 21.0% and 15.5% of the total hepatitis A vaccine market, or 89.8%, 72.7% and 44.6% of the inactivated hepatitis A vaccine market in 2015, 2014 and 2013, respectively, as measured by lot release number. Going forward, we may not be able to compete with other hepatitis A suppliers for either the private-pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share, in terms of lot release numbers, was 10.9% in 2015, 9.5% in 2014 and 11.3% in 2013. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue growth could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

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

Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded markets. Most provincial and municipal governments prefer to purchase the lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. We are supplying vaccines in these markets at a lower price than we do in the private market, which could adversely affect our gross margin. In addition, we also face competition from peers who will launch hepatitis A pre-filled syringe in 2016. Our revenue could be adversely impacted if we are not able to maintain our market share of the government-funded markets in these cities and provinces. As we are making efforts to breakthrough into additional provincial and municipal public markets, we may be forced to further lower our price to win the tender, which will adversely affect our gross margin.

Since 2007, we have been selected as one of the suppliers by Beijing CDC to supply seasonal influenza vaccines to Beijing citizens. We cannot assure you that we will continue to obtain orders in the future and maintain the current market share. If the supply volume continues to decrease, it would negatively impact our sales revenue in the future.

Since 2008, we have received three stockpiling orders for our H5N1 vaccine from China’s central government every two years with the amount of three million doses per order, and three stockpiling orders from Beijing government with the amount of 20,000 doses per order. The latest batch of stockpiled H5N1 vaccines will expire in the first half of 2016 and we will recognize the revenue upon the government inspection. We cannot assure you that we will continue to receive additional stockpiling orders from governments in the future.

If CDCs, hospitals, physicians and vaccinees do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained the regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the expected return on our investment in Sinovac (Dalian) Vaccine Technology Co., Ltd., or Sinovac Dalian.

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

Our growth may be adversely affected if market demand for our vaccine products and product candidates does not meet our expectations. We may encounter problems of inadequate supply or oversupply, which would materially and adversely affect our financial condition and results of operations and would also damage our reputation and brand.

Our growth may be adversely affected if market demands for our vaccine products and product candidates do not meet our expectations. The production of vaccine products is a lengthy and complex process. As a result, our inability to match our production to market demand may result in a failure to meet market demand, which could materially and adversely affect our financial condition and results of operations and could also damage our reputation and corporate brand. For example, many vaccinees receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition. If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales.

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

We obtained the approval to conduct clinical trials for our pneumococcal polysaccharide vaccine, varicella vaccine and sabin-inactivated polio vaccine, or sIPV vaccine, in May 2014, October 2015 and December 2015, respectively. We started clinical trials for pneumococcal polysaccharide vaccine at the beginning of April 2015. Setbacks in any phase of the clinical trials of our product candidates could have a material adverse effect on our business and our future prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

We set goals for and make public statements regarding our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our currently anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of our shares could decline.

We rely on third parties to conduct clinical trials, who may not perform their duties satisfactorily.

After we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions and clinical investigators to enroll qualified vaccinees and conduct clinical trials. Our reliance on these third parties for clinical development activities reduces our control over the clinical trial process. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not fulfill their contractual obligations, including failing to meet expected deadlines, we may not succeed or may experience delays in our efforts to obtain regulatory approvals and commercialize our vaccine candidates.

If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.

While we use raw materials and other key material supplies that are generally available from multiple commercial sources, certain raw materials that we use to cultivate our influenza vaccines, such as embryonated eggs, are in short supply or difficult for suppliers to produce in accordance with our specifications. If the third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and if we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term agreement for the supply of hepatitis B antigens used for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Temple of Heaven agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Temple of Heaven supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Temple of Heaven ceased its hepatitis B antigens production due to facilities renovation until 2017. To ensure sufficient storage, we procured an abundant amount of hepatitis B antigens from Beijing Temple of Heaven and produced a significant amount of Bilive in 2015. Although we are confident that we can maintain sufficient supply of Bilive until Beijing Temple of Heaven resumed its production of hepatitis B antigens, we cannot assure you that Beijing Temple of Heaven will not, for any reason, delay its renovation schedule and cease to supply us with hepatitis B antigens in the future, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. This seasonality in our business is expected to contribute to significant quarterly fluctuations in our operating results.

We rely on a limited number of facilities for the manufacturing of our products in accordance with relevant regulatory requirements. Any disruption to our existing manufacturing facilities or in the development of new facilities could reduce or restrict our sales and harm our reputation.

According to the China GMP guidelines, each vaccine products can only be produced in one dedicated production facility. In Beijing, we conduct the primary production of each vaccine in its dedicated production plant at our Shangdi site and secondary filling and packaging at our Changping site. In Dalian, we manufacture mumps vaccine at one facility. We also conduct some of our primary research and development activities out of our manufacturing facilities. We do not maintain back-up facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes and terrorist attacks, could significantly impair our ability to manufacture our products and operate our business and could also delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. We do not maintain any business interruption insurance to cover lost income as a result of any such events. The occurrence of such events could materially and adversely affect our business. We may build additional manufacturing facilities in the future. There can be no assurance, however, that we will be able to expand our manufacturing capabilities to or realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional capital to upgrade the production plant for our existing products or expand the facility, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We have invested approximately $16.4 million in incorporation of Sinovac Dalian and invested $25.4 million in Beijing Sinovac R&D Technology Co. Ltd. or Sinovac R&D to conduct research and development and other operating activities of operational entity in PRC. We intend to use the remaining net proceeds we received from this offering for the research and development of our product candidates and other general corporate purposes.

In the long run, we will need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, including pneumococcal polysaccharide vaccine and varicella vaccine, to continue the development and commercialization of our product candidates and for other corporate purposes. As of December 31, 2015, we had approximately $63.8 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

•	establish and expand manufacturing capabilities;

•	proceed with the research and development of other vaccine products, including clinical trials of new products;

•	commercialize our products, including the marketing and distribution of new and existing products;

•	seek and obtain regulatory approvals;

•	develop or acquire directly, or indirectly through acquisition of companies, other product candidates or technologies or companies;

•	protect our intellectual property; and

•	finance general, administrative and research activities that are not related to specific products under development.

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

The interests of the respective minority shareholders of Sinovac Biotech Co., Ltd., or Sinovac Beijing, and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd. (formerly named Xiamen Bioway Group Co., Ltd), or Sinobioway Medicine, owns a 26.91% interest. Sinobioway Medicine’s interests may not be aligned with our interests at all times. We cannot assure you that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing. As the minority shareholder of Sinovac Beijing, according to Sinovac Beijing’s articles of association, Sinobioway Medicine has the right to assign a director to the five-director board of Sinovac Beijing. Accordingly, they have the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. In addition, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third party, Sinobioway Medicine has a right of first refusal to purchase our interest in accordance with the relevant PRC regulations.

In addition, Sinobioway Medicine, the minority shareholder of Sinovac Beijing, has additional rights under the joint venture contract and articles of association of Sinovac Beijing. The joint venture contract and articles of association require the consent of each of Sinovac Beijing’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company, expansion or amendment of the business scope of the company, transfer of the registered capital by a shareholder, creation of a mortgage or pledge upon the company’s assets, a change in the organizational form of the company and designation or removal of the general manager.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, Sinovac Dalian was established to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made the initial cash contribution of RMB60.0 million ($9.3 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.6 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB50.0 million ($7.7 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

To date, Dalian Jin Gang Group has been cooperative with us in handling matters with respect to the business of Sinovac Dalian. We cannot assure you, however, that Dalian Jin Gang Group will continue to act in a cooperative manner in the future.

Under China’s joint venture regulations, the unanimous approval of members of a joint venture’s board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. If our interests diverge from those of our minority shareholders, they may exercise their rights under PRC laws to protect their own interests, which may be adverse to ours. As a result, our ability to manage these subsidiaries may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

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

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Sinobioway Medicine (formerly named Xiamen Bioway Group Co., Ltd). The technologies related to hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian. Some of the predecessor shareholders of Sinovac Beijing and Tangshan Yian, including Shenzhen Kexing Biological Engineering Ltd., or Shenzhen Kexing, Sinobioway Medicine, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian itself (as Sinovac Beijing’s former shareholder), were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Our acquisitions of intellectual property rights and some equity interests were subject to these requirements.

Tangshan Yian failed to file with the government authorities the appraisal of the hepatitis A vaccine technology that it transferred to Sinovac Beijing in 2001 as its capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian also failed to:

•	obtain the appraisal of the hepatitis A and B vaccine technology that it transferred for no consideration to Beijing Keding Investment Co., Ltd., or Beijing Keding, in 2002 (Beijing Keding subsequently transferred the technology to Sinovac Beijing as Beijing Keding’s capital contribution to Sinovac Beijing) and to file such appraisal with the government authorities; and

•	obtain the appraisal of the influenza vaccine technology that it transferred to Sinovac Beijing in 2004 and to file such appraisal with the government authorities.

These failures subject us to the risk of losing ownership or control of these vaccine technologies.

In addition, before we acquired our 73.09% equity interest in Sinovac Beijing, it had undergone multiple changes in its shareholders and these shareholders’ shareholdings. Some of the EOSA shareholders of Sinovac Beijing have sold, transferred or assigned their respective equity interests in Sinovac Beijing without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interest in Sinovac Beijing.

PRC government authorities may take court actions to invalidate the transfers of the assets or equity investments discussed above for non-compliance with applicable appraisal, filing, approval and designated marketplace requirements. We cannot guarantee that the government authorities will not take such legal actions or that such legal actions, if commenced, will not be successful. If these transfers are invalidated, we would lose title to these assets and investments. Because we depend on these technologies and because Sinovac Beijing constitutes core part of our operations, our loss of these technologies or equity interest in Sinovac Beijing would materially and adversely affect our business operations and financial condition.

There can be no assurance that the going private transaction will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our common shares.

Our board of directors received a non-binding proposal letter, dated January 30, 2016, from Mr. Weidong Yin, our chairman, president and chief executive officer, SAIF Partners IV L.P. and/or its affiliates, to acquire all of our outstanding common shares not owned by them or their affiliates for $6.18 in cash per common share, subject to certain conditions. Following receipt of the proposal, our board of directors formed a special committee of independent directors to consider the proposal. The special committee received a competing non-binding going private proposal letter, dated February 3, 2016, from a consortium comprised of PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., Shandong Sinobioway Biomedicine Co., Ltd., CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., Beijing Sinobioway Group Co., Ltd., Heng Feng Investments (International) Limited and Fuerde Global Investment Limited, to acquire our outstanding common shares for $7.00 in cash per common share, subject to certain conditions. The special committee will carefully consider and evaluate both proposals and other alternative proposals with the assistance of the special committee’s independent advisors appointed. The going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our common shares.

Our shareholder rights plan and certain provisions of our By-laws may discourage a change of control.

In March 2016, we adopted a shareholder rights plan, or the “Rights Plan”, that provides for one right, or the Right, for each of our outstanding common shares. The rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of our company without paying all shareholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by our board of directors.

Some provisions of our By-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.

We are a small company with 646 full-time employees as of December 31, 2015 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not currently have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future. In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is currently a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

International expansion may be costly, time-consuming and difficult. If we do not successfully expand internationally, our growth strategy and prospects would be materially and adversely affected.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our common shares, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. We may not be able to ensure that such non-U.S. distributors comply with all applicable U.S. Economic Sanctions Laws. Moreover, if a U.S. distributor conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws could subject us to penalties and other adverse consequences and corrupt practices by our competitors may place us at a competitive disadvantage.

Our executive officers, employees and other agents may violate applicable laws in connection with the marketing or sale of our products, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and applicable anti-corruption laws in China and other jurisdictions in which our products are sold or registered for sale. The FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with the FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC and the countries in which we seek to do business. While we have implemented measures to ensure compliance with the FCPA and other applicable anti-corruption laws by all individuals involved with our company, it is possible that our compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

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

We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our common shares.

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. The CFDA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reposted on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization, or WHO, has confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. Such negative publicity may lead to lower demand for vaccination in China, which could in turn negatively affect the vaccine industry and our business, financial condition and results of operations.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, documents management, production management, quality control and assurance and products distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by CFDA since March 1, 2011. The new GMP standards are similar to EU GMP standards. All vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline will be forced to suspend production. We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure you that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future. In addition, in light of the recent incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China, the government may change policies and regulations related to the vaccine sales and distribution in China. We are not able to estimate the impact of such changed policies and regulations on our business.

If we fail to comply with applicable regulatory requirements at any stage during the regulatory process, including following any product approval, we may be subject to sanctions, including:

•	fines;

•	product recalls or seizures;

•	injunctions;

•	refusal of regulatory agencies to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; and

•	criminal prosecution.

We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from the CFDA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years, respectively, to develop and obtain regulatory approvals to commercialize Bilive and Anflu. EV71 vaccine, above all, took us eight years from 2008 to 2016 to develop and obtain regulatory approvals.

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

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by the relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Municipal Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we cannot assure you that we will continue to pass similar environmental examinations on any future production facilities that we may construct. In addition, according to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We have already obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing. We currently produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. We have canceled the construction plan for influenza vaccine production facility. New environmental impact assessment report regarding the change has been submitted to the relevant environment protection authorities and has passed the government inspection. We also added an sIPV production facility to the Changping construction plan and are in the stage of filing the relevant environmental impact assessment report. In addition, we have obtained approval for the environmental impact assessment report for PPV production facility at our Shangdi site and completed the construction. We are required to pass the government inspection so as to launch the commercial production of PPV. If we fail to pass the inspection, we cannot commence commercial production of the product. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate any risk related to environmental pollution or violation of environmental law.

Failure to commence development of land which we have been granted right to use within the required timeframe may cause us to lose our land use rights.

Sinovac Dalian was granted land use rights to two parcels of land, with an aggregate area of 95,686 square meters (approximately 1,030,000 square feet) located in the Economic and Technical Development Zone of Dalian, Liaoning province by the local government. According to the relevant PRC regulations, a parcel of land may be treated as idle land if development of the land has not been commenced within one year after the commencement date stipulated in the land use rights grant contract or the issuance date of the construction land approval certificate. Land users can extend the deadline for commencing the construction work for one year. All of our facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 55,606 square meters (598,582 square feet). However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 40,080 square meters (431,418 square feet), which Sinovac Dalian was granted the right to use. PRC government may treat the land as idle land, in which case we may be required to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to PRC government, any of which would adversely affect our financial condition.

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

We have a total of 29 issued patents and a number of pending patent applications relating to our vaccines in China, for which our hepatitis A vaccine and seasonal influenza vaccine have five and three issued patents for protection, respectively. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause substantial liabilities to us, or we may be unable to sell some of our products. Please see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Proprietary Technology”.

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

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to effectively manage the resulting relationships. Our ability to enter into agreements with commercial partners depends in part on our ability to convince them of the value of our technology and know-how. This may require substantial time and effort on our part. While we anticipate expending substantial funds and management effort, we cannot assure you that strategic relationships will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all. Furthermore, we may incur significant financial commitments to collaborators in connection with potential licenses and sponsored research agreements. In addition, we may not be able to control the areas of responsibility undertaken by our strategic partners and may be adversely affected should these partners prove to be unable to carry a product candidate forward to full commercialization or should they lose interest in dedicating the necessary resources toward developing any such product quickly.

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

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the “科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services &Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark,” however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and around 99.1% of our sales are currently made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the PRC government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiary, Sinovac Beijing, our wholly-owned subsidiaries, and Sinovac R&D (formerly known as Sinovac Biological and our 55%-owned subsidiary, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of the subsidiaries to pay dividend in cash. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Sinovac Biomed incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 99% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D and Sinovac Dalian are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

The value of the renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government allows the renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the exchange rate between the renminbi and U.S. dollar has been relatively stable and consequently the renminbi has sometimes fluctuated sharply against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People’s Bank of China allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Over the following two days, Chinese currency fell 3.5% against the dollar. It is difficult to predict how long such depreciation of the RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. The PRC government indicated that it will make the foreign exchange rate of the renminbi more flexible and widen the trading band of renminbi, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant fluctuations of the renminbi against foreign currencies. As the majority of our costs and expenses are denominated in renminbi, a resumption of the appreciation of the renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in renminbi, any significant depreciation of the renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options and restricted shares were able to follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company has become an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the amount of a PRC foreign-investment company’s registered capital plus all external borrowings by such company. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing and Sinovac Dalian, must be approved by their minority shareholders, Sinobioway Medicine (formerly named Xiamen Bioway Group Co., Ltd) or Dalian Jin Gang Group, respectively, as well.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac R&D or Sinovac Dalian cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, the approval of Sinobioway Medicine or Dalian Jin Gang Group, respectively, to increase the amount of total investment. Further, such loans must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, by Sinobioway Medicine or Dalian Jin Gang Group, respectively. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of Sinobioway Medicine or Dalian Jin Gang Group, on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries or affiliates. If we fail to obtain such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand our business.

Because we are incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights under U.S. law in a court in the United States.

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

In December 2012, the SEC initiated administrative proceedings against the China affiliates of five accounting firms, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud, and thus violated U.S. securities laws and SEC rules and regulations. On January 22, 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of Ernst & Young Hua Ming LLP’s and the other China-based affiliates of the Big Four accounting firms’ right to practice before the SEC. On February 12, 2014, four of these China-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via China Securities Regulatory Commission. If a firm does not follow the procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings or commence a new, expedited administrative proceeding against the non-compliant firm. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

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

We and our investors may be adversely affected by the inability of the Public Company Accounting Oversight Board, or the PCAOB, to carry out inspections of Ernst & Young Hua Ming LLP and other accounting firms in China.

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

We are a holding company and conduct our business in China through our 73.09% majority-owned subsidiary Sinovac Beijing, our wholly owned subsidiary Sinovac R&D, 55%-owned joint venture Sinovac Dalian, our wholly owned subsidiary Sinovac Biomed and Sinovac Hong Kong. Sinovac Beijing was incorporated on April 28, 2001, Sinovac R&D was incorporated on May 7, 2009, Sinovac Dalian was established on January 19, 2010, Sinovac Biomed was incorporated on April 16, 2015 and Sinovac Hong Kong was incorporated on October 21, 2008.

We were incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing through contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million ($2.9 million). We currently own 73.09% of the equity interest in Sinovac Beijing.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($9.3 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.6 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group with a consideration of RMB50.0 million ($7.7 million). We and Dalian Jin Gang Group currently own 55% and 45% equity interests in Sinovac Dalian, respectively.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at the price of $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In February 2010, we entered into an agreement to acquire buildings, land use rights and utility facilities in Changping District, Beijing for a total consideration of approximately RMB123.6 million ($19.1 million). We have paid off the consideration. We have completed the construction of a new warehouse, a new filling and packaging line and a production line for EV71 vaccine in compliance with the new GMP standards.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million that was borrowed by Tangshan from us in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes operational activities. In 2014, the board of directors passed a resolution to increase capital contribution to Sinovac Dalian in the amount of RMB80.0 million ($12.3 million), which will increase Sinovac’s equity ownership from 55% to 68%. RMB50.0 million ($7.7 million) was provided through foreign debt first with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million ($4.6 million) is provided to Sinovac Dalian.

In April 2015, Sinovac established Sinovac Biomed Co., Ltd., which is 100% owned by Sinovac Biotech (Hong Kong) Ltd. Sinovac Biomed Co., Ltd. focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

In December 2015, Sinovac entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer Sinovac’s 100% equity interest in Tangshan Yian Biological Engineering Co., Ltd. to Beijing Kuai Le Xing Biotech Co., Ltd. for a consideration of RMB13.0 million ($2.0 million). As of the date of this annual report, we have received RMB11.0 million ($1.7 million) and will receive the remaining RMB2.0 million ($0.3 million) within two years of the contract signing date. As a result, Tangshan Yian’s operating results and cash flows are presented as discontinued operations in Sinovac’s financial results, and Tangshan Yian’s assets and liabilities are presented as held for sale in Sinovac’s financial results.

On January 30, 2016, Sinovac received a preliminary non-binding proposal letter from Mr. Weidong Yin, our chairman, president and chief executive officer, SAIF Partners IV L.P. and/or its affiliates, to acquire all of our outstanding common shares not owned by them or their affiliates for $6.18 in cash per common share. The Board has formed a special committee consisting of three independent directors, Mr. Simon Anderson, Mr. Yuk Lam Lo and Mr. Meng Mei, to consider the proposal. On February 4, 2016, the special committee received a competing non-binding proposal letter, dated February 3, 2016, from a consortium comprised of PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., Shandong Sinobioway Biomedicine Co., Ltd., CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., Beijing Sinobioway Group Co., Ltd., Heng Feng Investments (International) Limited and Fuerde Global Investment Limited, to acquire all of our outstanding common shares for $7.00 in cash per common share. On April 13, the special committee engaged Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor to assist it in this process. The special committee has also appointed Weil, Gotshal & Manges as its U.S. legal counsel, and Leslie-Ann Brissett Legal Services as its Antigua counsel. The special committee will carefully consider and evaluate both proposals and other alternative proposals with the assistance of the special committee’s independent advisors appointed.

In March 2016, we adopted the Rights Plan. Pursuant to the Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a share of our newly created series A junior participating preferred shares, or the Series A Preferred Shares. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares of the Company as the “Acquiring Person.”

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A, hepatitis B, seasonal influenza, H5N1 and H1N1 pandemic influenza and mumps. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program. In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, Sinovac Dalian obtained the production license from the CFDA for its mumps vaccine product and launched the mumps vaccine in late 2012. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. In December 2015, CFDA issued the new drug certificate and production license for our EV71 vaccine, and in January 2016, CFDA issued the GMP certificate for our EV71 vaccine. We also obtained the approvals to conduct clinical trials of pneumococcal polysaccharide vaccine, pneumococcal conjugate vaccine, rubella vaccine, varicella vaccine and sIPV, in May 2014, January 2015, December 2014, October 2015 and November 2015, respectively.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious diseases with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre- clinical	File IND	Obtain Clinical Approval from CFDA	Phase I	Phase II		Phase III		On sale

Healive	Hepatitis A

Bilive	Hepatitis A&B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(2)

Panflu.1	Influenza A H1N1 virus

Mumps Vaccine	Mumps						(3)

EV71 Vaccine	EV71 Virus

Pneumococcal Polysaccharide Vaccine	Pneumococcus

Pneumococcal Conjugate Vaccine	Pneumococcus

Rubella Vaccine	Rubella

Varicella Vaccine	Varicella-zoster virus (Herpes virus 3, Human)

Sabin Inactivated Polio Vaccine	Polio

Hep B Vaccines	Hepatitis B

Hep A&B Vaccine(4)	Hepatitis A&B

(1)	Our Panflu whole viron pandemic influenza vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.

(2)	Our Panflu split viron Pandemic Influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(3)	Our mumps vaccine did not undergo clinical trials because none were required by the relevant authorities.
(4)	The new generation of hepatitis A&B combined vaccine is made from our proprietary hepatitis B vaccine with higher dosage component of 10µg (pediatric dosage) and 20µg (adult dosage).

•	Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 26.4 million doses of hepatitis A vaccines were approved and released in China for the year ended December 31, 2015. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml per dose) and children (0.5 ml per dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2015, 2014 and 2013, we sold approximately 4.1 million, 3.9 million and 4.1 million doses of Healive, which generated approximately $26.8 million, $26.5 million and $26.4 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 49.6 million doses as of December 31, 2015. We are selling Healive in Mongolia, Nepal and Chile.

•	Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Bilive vaccinations must be privately paid by the recipients under China’s current vaccination program. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. Currently, we are the only supplier in China that produce a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, is 100% in 2014. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2015, 2014 and 2013, we sold approximately 2.3 million, 2.6 million and 2.5 million doses of Bilive, which generated approximately $22.6 million, $21.9 million and $20.8 million in revenues, respectively.

•	Anflu. In October 2005, we received the final approval from the CFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that do not contain preservatives. According to the NIFDC lot release records, 34.4 million doses of influenza vaccines were approved and released in China for the year ended December 31, 2015. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 3.2 million, 3.4 million and 3.4 million doses of Anflu in 2015, 2014 and 2013, which generated approximately $12.7 million $12.1 million and $12.2 million in revenues, respectively. Our Anflu products were sold in Mexico, Guatemala, Mongolia, Philippines, Tajikistan, and Bangladesh.

•	Panflu. In April 2008, we were granted a production license for Panflu by the CFDA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in the Hong Kong market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. Our revenue from the sale of Panflu amounted to $3.9 million, $0.2 million and $10.7 million in 2015, 2014, and 2013, respectively.

•	Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the CFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. According to the NIFDC lot release records, we were ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu.1 amounted to approximately $14 million in 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•	Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC release records, 5.3 million doses of mumps vaccines were approved and released for the year ended December 31, 2015. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012 and no revenues were recognized in 2012. We sold approximately 1.2 million doses, 1.7 million doses and 1.2 million doses of mumps vaccine in 2015, 2014 and 2013, respectively, which generated approximately $1.5 million, $2.2 million and $1.7 million in revenues in 2015, 2014 and 2013, respectively.

•	Split viron pandemic influenza vaccine. Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. In November 2011, we were granted the production license of split viron pandemic influenza vaccine that is to be used among the teenagers aged from 12 to 17.

•	EV71 vaccine. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the statistics from National Health and Family Planning Commission of China, from 2008 to 2015, more than 13 million cases of HFMD were reported, resulting in around 3,337 reported fatalities in China. According to an epidemiological study, from 2008 to 2012, EV71 infection caused around 80% of the severe cases and over 90% of the fatal cases and China CDC’s data for the first months of 2014 further proved the result above. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, the CFDA accepted our application to commence human clinical trials and on December 23, 2010, we obtained the approval from the CFDA to commence clinical trials. In 2013, we completed all three phases of clinical trials, which showed our EV71 vaccine candidate has good safety and immunogenicity profile, and has an efficacy rate of 94.8% against HFMD among infants and young children. In February 2014, the phase III clinical trial results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. On December 30, 2015, the CFDA issued the new drug certificate and production license for our EV71 vaccine. On January 25, 2016, the CFDA issued the GMP certificate for our EV71 vaccine. We have seven granted patents relating to the EV71 vaccine in China. Our EV71 vaccine primarily targets children from six months old to three years old, with each child requiring a total of two doses one month apart from another.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, which is listed hereunder.

•	Pneumococcal polysaccharide vaccine. Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to the CFDA in February 2011 and obtained the approval to commence clinical trials in May 2014. Currently, the phase III clinical trial is underway and is expected to be completed in the first half of 2017.

•	Pneumococcal conjugate vaccine. Pneumococcal infection is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of whom are young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, there is only one imported vaccine product against this diseases. No domestic producer has been licensed to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who number approximately 32 million in China. We obtained the clinical trials license in January 2015. Phase I clinical trial is expected to be commenced in the second quarter of 2016.

•	Rubella vaccine. Rubella is a disease caused by the rubella virus and an acute infection is usually associated with the symptoms of fever and systemic rash. The clinical trial license was granted in December 2014. Further development of this vaccine candidate depends on the progress of developing a measles, mumps and rubella vaccine, or MMR vaccine.

•	Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 18.7 million doses of varicella vaccines were approved and released in China in 2015, compared to 16.6 million doses in 2014. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with CFDA in January 2013. We obtained the clinical trial license in October 2015. Phase I clinical trial is expected to be commenced in the first half of 2016.

•	Sabin Inactivated Polio Vaccine. Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine, or OPV, is widely utilized to eradicate polio. Although OPV is considered safe and effective, in extremely rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio (VAPP) or circulating vaccine-derived poliovirus (cVDPVs). Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete, inactivated polio vaccine, or IPV, introduction and OPV withdrawal by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020. Sabin IPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced globally. The production capability of IPV in China proves to be limited. In 2015, approximately 56.5 million doses of polio vaccines released by National Institute of Food and Drug Control only include 7.4 million doses of IPV. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology, or INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we have completed the pre-clinical study and submitted the application for clinical trials to CFDA in October 2014. In November 2015, the clinical trial license was obtained. Phase I/II clinical trials are expected to be commenced in the first half of 2016.

•	Hepatitis B vaccine. Hepatitis B is a potentially life-threatening liver infection caused by the hepatitis B virus. It is a major global health problem. It can cause chronic liver disease and chronic infection and puts people at high risk of death from cirrhosis of the liver and liver cancer. We have completed pre-clinical studies and filed clinical trial application in December 2014.

•	New generation of hepatitis A & B vaccine. The new generation combination vaccine will contain a higher dosage of the hepatitis B component, 10µg and 20µg for pediatric and adult formulations, respectively, to enhance the vaccine’s immunogenicity. Sinovac is developing a new generation of its hepatitis A&B combination vaccine based on its individual hepatitis A and B vaccines. We have completed the pre-clinical studies and filed clinical trial application in late December of 2014.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, and have made significant advances in the prevention of SARS. Please see “— Our Products”. We believe our R&D capabilities provide us with a key competitive advantage. We intend to continue to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other developing countries.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarters to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products.

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

The continuous investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $9.5 million, $10.9 million and $8.1 million in 2015, 2014 and 2013, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market in China while leveraging this strength to expand market share in the government-paid market.

Although the overall vaccine market environment is challenging in 2015, total sales of our regular products increased 1.3% year over year.

We primarily rely on our own sales force to sell our products directly to CDCs in the private market. As of December 31, 2015, our in-house sales and marketing team consisted of 172 staff members located in 31 provinces and four municipal cities throughout China. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team maintains stable relationships with our customers by providing them with technical supports and trainings. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside of China. Our products are currently registered in Hong Kong, Mexico, Nepal, Philippines, Mongolia, Chile, Guatemala, Bangladesh and Salvador. We have already exported some of our products to eight countries, including Mongolia, Mexico, Philippines, Nepal, Tajikistan, Bangladesh, Chile and Guatemala. We will continue to explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful.

Seasonality

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year, and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. You should expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results. In the first quarter, our strong winter-season sales are usually offset by the slow-down of business during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including CDCs and most departments in hospitals, are either closed or substantially reduce the level of their activities. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.”

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we use for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.” Raw materials generally are in good supply and the prices we pay for them remain stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have three manufacturing bases located in Haidian and Changping Districts of Beijing and Dalian City of Liaoning province.

We have two upstream production facilities in Haidian District, Beijing for commercialized products. Our Healive and Bilive share the same production line, which has an aggregate annual capacity of 10 million doses. Our Anflu production line has an annual capacity of 8 million doses, which can also be used to produce 20 million doses of Panflu or Panflu.1 annually. Our Healive, Bilive and Anflu production facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2008, 2010 and 2010, respectively. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District have passed the new GMP certification and obtained the new GMP certificate on April 17, 2013. We also have vaccine production facilities under construction at Haidian site now.

We have built a new production site in Changping District, Beijing, which comprises a new filling and packaging line that complies with the new PRC GMP standards, EV71 production facilities and a warehouse. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian has received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product in late 2012. The production line for the varicella vaccine is under construction.

Each of our subsidiaries has its own quality assurance departments. The quality assurance department of each subsidiary plays a role to supervise the R&D, manufacturing, procurement, quality control, sales and marketing, logistics and plant construction of its own subsidiary under the guidance of relating regulations and guidelines. Regular trainings or seminars are organized among quality assurance departments of each subsidiary to share and exchange knowledge and experiences.

Sinovac has built a pharmacovigilance system. Pharmacovigilance system includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff and relevant responsibilities. According to requirements of authorities, we report the severe Adverse Event Following Immunization, or AEFI, in time and regularly. We summarize and analyze all safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, to make the risk-benefit evaluation annually, and to submit the PSUR (Periodic Safety Update Reports) to authorities regularly. Meanwhile, we are required to assist authorities to investigate on the AEFIs and provide the information as required.

Collaborations

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles.

On April 3, 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. We expect to develop and commercialize the vaccine in China, as well as seeking regulatory approval in other countries. The agreement has a term of 50 years. Please see “— Our Products”.

We agreed to pay INTRAVACC license fee of up to $2,406 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achieving specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded an entrance fee of $0.7 million (€0.5 million) excluding PRC withholding tax for the year ended December 31, 2014 as research and development expense. We also recorded $0.1 million (€0.1 million) for payment made to INTRAVACC for use of sIPV viral seeds in research and development expense for the year ended December 31, 2014. No payments were made in 2015.

We licensed from MedImmune, LLC, or MedImmune, certain rights to use patented reverse genetics technology pertaining to virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We accrued license fee and royalties of $3.4 million at the end of 2011 which were paid in 2012. We did not make any royalty payment in 2013 but made a $0.9 million royalty payment in May 2014. No royalties were incurred or paid for the year ended December 31, 2015.

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc. or Tianjin CanSino, a third party company, to develop a 7-valent pneumococcal conjugate vaccine. According to the agreement, Tianjin CanSino will transfer the technology of a pneumococcal vaccine to us. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this technology transfer agreement, we agreed to make milestone payments of up to $3 million and royalty payment ranging from 6% to 10% for the net sales in the Chinese market. Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments for eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval. Both parties agreed to work together to develop international markets for the products. On November 9, 2009 and December 14, 2011, we entered into two amendments to the technology transfer of another six serotypes and related technology to us for $0.3 million to develop a 13-valent pneumococcal conjugate vaccine. On January 29, 2015, we entered into the third amendment to the technology transfer agreement dated March 12, 2009 and the first two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology agreement was revised to be a licensing agreement. The remaining milestone payments under the agreements were reduced. Both Sinovac and Tianjin CanSino are free to develop PCV vaccines or to collaborate with one other company for the same purpose. As of December 31, 2015, we made total milestone payments of $1.5 million ($1.0 million under the March 2009 agreement, $0.2 million under the November 2009 and December 2011 amendments, and $0.3 million under the January 2015 amendments).

On August 18, 2009, we entered into a patent license agreement with the National Institutes of Health, or NIH, an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to make and use certain of its products. NIH has also granted us the right to use certain associated information for development of its licensed products. The collaboration term under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by us, unless the agreement is terminated earlier per the provisions included therein. We agreed to pay NIH a license issue royalty of $0.1 million upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4.0% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales.

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

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over both cheaper but not enough high quality vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by some of our international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in, have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales, although these advantages are not comprehensive.

There are multiple vaccine products approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B and influenza. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Kunming Institute of Biological Product, Sanofi Pasteur and Merck Sharp & Dohme Corp. as key competitors in the China market, and GlaxoSmithKline Biologicals, Merck Sharp & Dohme Corp. and Changchun Institute of Biological Products for the markets outside of China. While in China, according to the batch release number published by NIFDC, over 80% of hepatitis A vaccines released in China are live attenuated vaccine, another type of hepatitis A vaccine compared to inactivated version, which is the biggest competitor for inactivated hepatitis A vaccine. The live attenuated hepatitis A vaccine manufacturers include Kunming Institute of Biological Product, Pukang Biological Co., Ltd., Changchun Institute of Biological Products and Changchun Changsheng Life Sciences Ltd. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in China. With respect to the influenza vaccines, in China, we consider Hualan Biological Engineering Inc., Changchun Institute of Biological Products, Sanofi Pasteur S.A., Changchun Changsheng Life Sciences Ltd., Aleph Biological Co., Ltd. (Dalian Yalifeng) and multinational companies including GlaxoSmithKline Biologicals, Sanofi Pasteur S.A. as our major competitors for the market outside of China. With respect to the EV71 vaccines, Kunming Institute of Biological Product and we have received new drug certificate, production license and GMP certificate. China National Biotec Group Co., Ltd. has filed new drug application for EV71 vaccines. We consider Kunming Institute of Biological Product and China National Biotec Group Co., Ltd. as our major potential competitors of the EV71 vaccines.

We believe we enjoy a number of advantages over our PRC domestic and multinational competitors. Generally, we believe that the principal competitive factors in the markets for our products and product candidates include:

•	safety and efficacy profile;

•	brand reputation;

•	product supply; and

•	post-sales service.

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

We have a total of 29 issued patents and a number of pending patent applications relating to our vaccines in China. Our hepatitis A vaccine and seasonal influenza vaccine have five and three issued patents for protection, respectively.

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

We maintain 20 registered trademarks in China, including (i) Sinovac, (ii) Sinovac’s Chinese name and its logo, (iii) Healive, its Chinese name and its logo, (iv) Bilive and its Chinese name, (v) Anflu and its Chinese name, (vi) Panflu, its Chinese name and its logo, (vii) PANFLU.1 and its Chinese name, (viii) Chinese name of EV71 vaccine and (ix) EV71Vac and EntV71. We have registered “Sinovac” trademark in Canada, Malaysia, Philippines and the United States. We have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany. Since the “Sinovac” trademark certificates of Columbia, India and Thailand have already been expired, we now deal with their renewal procedures.

We currently use “科兴” (Kexing) as part of Sinovac Beijing’s Chinese trade name in the PRC. We also use “科兴” (Kexing) as part of the Chinese trade name of Sinovac Dalian in the PRC. Shenzhen Kexing currently owns the “科兴” trademark registered in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services. To protect our interest in using “科兴” in our trade name, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. The “科兴” trademark owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities since we first started using “科兴” in the trade name of Sinovac Beijing in 2001. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known trademark,” however, we may be subject to trademark infringement claim for the use of “科兴” in our trade name. Although the trademark application and the trade name approval systems are administered separately in China, it is possible that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

We have registered our domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center.

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB539.0 million ($83.2 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. Our worldwide product liability insurance of Healive, Bilive, Anflu and Panflu (excluding U.S. and Europe) from March 2015 to March 2016 is limited. Moreover, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu and Panflu (excluding U.S. and Europe) from March 2015 to March 2016 with the premium of $53,000. We are currently negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit file package for investigational new drug application, or IND, to the provincial level CFDA. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence clinical trials until we get approval of IND. We cannot assure that submission of an IND will result in the CFDA allowing clinical trials to begin, or that, once begin, issues will not arise that result in the suspension or termination of such clinical trials.

Clinical trials. Clinical trials involve the administration of the product candidate to healthy volunteers or vaccinees under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase II usually involves studies in a limited vaccinee population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions and to determine dosage tolerance, appropriate dosage and to identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded vaccinee population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals. With respect to vaccines, we also have to comply with the CFDA’s Requirements on Application for Clinical Trial of New Preventive Biological Products. The sample vaccine products must be tested by the NIFDC before they may be used in the clinical trials. We or the CFDA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

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

* Dalian Jin Gang Group Co., Ltd. owns the remaining 45% equity interest in Sinovac Dalian.

** Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd, owns the remaining 26.91% equity interest in Sinovac Beijing.

*** The former name is Beijing Sinovac Biological Technology Co., Ltd.

**** The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

D.	Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park (Haidian) in Beijing in a 48,900-square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive, where the production equipment for hepatitis vaccines is located. We own the above-described 48,900-square-foot facility in Beijing. In August 2004, we signed two 20-year leases with SinoBioway Biotech Group Co. Ltd., or SinoBioway, pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in the lease payment. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building until 2013. The filling facilities were moved to Changping site in 2013, where we are setting up the commercial production facility for our pneumococcal vaccines. In September 2010, we entered into an agreement with SinoBioway, under which we lease a space of 6,778 square feet. The lease term is five years and we used it for our research and development function. On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

We have three production lines located in the Peking University Biological Park (Haidian). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately eight million doses of Anflu (northern hemisphere), or the equivalent of 20 million doses of Panflu or 20 million doses of Panflu.1. We have also built Pneumococcal Polysaccharide Vaccine production line at Haidian site with designed annual capacity of five million doses per year. In May 2013, our new filling and packaging line in Changping site was granted the new GMP certificate, after which we moved the filling and packaging activities to our Changping site.

In February 2010, we acquired a right to use approximately 312,400 square feet of land located in Changping District, Beijing, or Changping Site, with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) on 29,021 square meters (for a total consideration of approximately RMB123.6 million ($19.1 million). We have made all required payments by December 31, 2012. We have built a new filling and packaging line, EV71 production facilities and a warehouse on the Changping site. The new filling and packaging line and warehouse commenced operation in May 2013 and December 2010, respectively. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012.

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

Number of Doses Sold
Products	Date of Approval	2015	2014	2013
Healive	May 2002	4.1 million	3.9 million	4.1 million
Bilive	June 2005	2.3 million	2.6 million	2.5 million
Anflu	October 2005	3.2 million	3.4 million	3.4 million
Panflu(1)	April 2008	1.1 million	40,000	3.0 million
Panflu.(1)	September 2009	nil	nil	nil
Mumps	September 2012	1.2 million	1.7 million	1.2 million

(1)	We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order. In 2015, 1.1 million doses of Panflu products manufactured for the government stockpiling order were not used and expired, allowing us to recognize sales revenue. Sales of Panflu generated revenues of $3.9 million in 2015.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical trial development phases in China. We completed three phases of clinical trials on our EV71 vaccine and the phase III clinical results showed our EV71 vaccine candidate has an efficacy rate of 94.8% against HFMD among infants and young children. We obtained new drug certificate and production license for our EV71 vaccine in December 2015, and obtained the GMP certificate in January 2016. In addition, we filed applications to conduct clinical trials for pneumococcal conjugate vaccine, pneumococcal polysaccharide vaccine and rubella vaccine in early 2011. We filed an application for the clinical trial of varicella vaccine in January 2013. We obtained the approvals to conduct clinical trials of pneumococcal polysaccharide vaccine, rubella vaccine, pneumococcal conjugate vaccine and sIPV vaccine in May 2014, December 2014, January 2015 and December 2015, respectively.

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

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered into an agreement with the National Institute for Biological Standards and Controls, or NIBSC, an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes and Sinovac Beijing shall negotiate with the owner of reverse genetics technology pertaining to virus strain for any commercial purpose. In April 2008, Sinovac Beijing received a production license for H5N1 from the PRC government and started to produce H5N1 vaccines for the government-stockpiling program in June 2008.

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. No payments were made in 2013 and 2015. We made $0.9 million royalty payment to MedImmune in 2014.

Amortization expense for these proprietary rights was $0.4 million, $0.4 million and $0.4 million in 2015, 2014 and 2013, respectively.

Research and Development Programs

The research and development strategy is developed by management and reviewed and approved by the board of our company. Leveraging resources and platform that each subsidiary has, the R&D team of each subsidiary selects a R&D project and develops a feasibility analysis to be submitted for review and approval. Once the project is approved, we will track the R&D progress as well as the spending of each project. Each year all the ongoing R&D projects will be reviewed along with the budgeting for the following year. We also use our research and development resources, including employees and our technology, across multiple product development programs. The table below presents our best estimate of our total research and development costs allocable to our leading research and development programs for the periods indicated. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll related expenses and other overhead costs based on estimated usage by each program.

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Research and development programs
EV71 vaccine	$325	$1,521	$2,571
Pneumococcal polysaccharide vaccine	2,816	2,363	440
Varicella vaccine	1,650	1,050	945
sIPV	1,617	3,170	187
Pneumococcal Conjugate Vaccine	1,155	682	1,358
Mumps vaccine	235	147	227
Others	1,692	2,001	2,400
Total	$9,490	$10,934	$8,128

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

We have obtained the new drug certification, production license and GMP certification for our new core product, the EV71 vaccine. We have started the commercial production and expect to launch the sales of EV71 by the first half of 2016. We also began phase III clinical trials for the pneumococcal polysaccharides vaccine in April 2015, and acquired clinical trial licenses for the Sabin-IPV vaccine, varicella vaccine and pneumococcal conjugate vaccine.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grant income. We received RMB1.5 million ($0.2 million), RMB21.7 million ($3.5 million) and RMB5.2 million ($0.8 million) in 2015, 2014 and 2013, respectively. In addition, we received RMB1.9 million ($0.3 million) interest subsidy, rental fee subsidy and other government grants recognized in statements of comprehensive income (loss) in 2015.

Deferred government grants included RMB7.3 million ($1.1 million), representing the unamortized portion of the amount that we received in 2007 for construction of a pandemic influenza vaccine plant and buildings of RMB20.0 million ($3.1 million) (RMB9.1 million ($1.5 million) as of December 31, 2014). Out of such RMB7.3 million ($1.1 million), RMB1.8 million ($0.3 million), which will be amortized in 2016, was included in the current portion and RMB5.5 million ($0.8 million), which will be amortized after 2016, was included in the non-current portion of the deferred government grants. The production facility grant requires us to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the PRC government. We have fulfilled the conditions attached to the government grant. Government grant relating to these production facilities of $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2015, 2014 and 2013, respectively, were recorded as a reduction to depreciation expense for those respective years.

Deferred government grants also included RMB3.0 million ($0.5 million) being the unamortized portion of the amount that we received in 2009 for purchasing equipment for H1N1 vaccine production with a total amount of RMB6.2 million ($1.0 million). The amount of RMB0.8 million ($0.1 million) which will be recognized in 2016 was included in the current portion and the amount of RMB2.2 million ($0.3 million) which will be recognized after 2016 was included in the non-current portion of deferred government grants. We have fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants also included RMB0.4 million ($61,000), which represents the unamortized portion of the amount that we received in 2013 for purchasing equipment for H5N1 vaccine production. We have fulfilled the conditions attached to the government grant. The amount of RMB0.1 million ($15,000) to be amortized in 2016 was included in the current portion and the amount of RMB0.3 million ($46,000) to be amortized after 2016 was included in the non-current portion of deferred government grants. Government grant relating to this production facility of $16,000 and $16,000 for the year ended December 31, 2015 and 2014 were recorded as a reduction to the related depreciation expense, respectively.

We received a government grant in the amount of RMB20.0 million ($3.1 million) for equipment purchase and construction of the EV71 vaccine production facility. As of December 31, 2015, we have not fulfilled the conditions attached to the government grant. We obtained GMP certificate of the EV71 vaccine issued by the CFDA in January 2016, which was the final major condition attached to the grant. The amount of RMB1.7 million ($0.3 million) to be amortized in 2016 was included in the current portion and the amount of RMB18.3 million ($2.8 million) to be amortized after 2016 was included in the non-current portion of deferred government grants.

Deferred government grants also include RMB0.5 million ($77,000) that we received in 2015 for EV71 research and development. As we have obtained the GMP certificate of our EV71 vaccine and expect to fulfill the conditions within one year, the grant is recorded as a current deferred government grant. As of December 31, 2015, we have obtained the new drug certificate and production license of EV71 vaccine issued by the CFDA, and have fulfilled the conditions attached to three government grants received in prior years for EV71 research and development with a total amount of RMB10.0 million ($1.6 million). These grants were recognized as government grant recognized in income for the year ended December 31, 2015.

We received a loan of RMB12.0 million ($1.9 million) bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at our borrowing rate of 6.9%) is recorded as current deferred government grant of $0.4 million as of December 31, 2015 ($0.4 million as of December 31, 2014).

Deferred government grants also include RMB4.9 million ($0.8 million) in relation to four other research projects. As of December 31, 2015, the conditions attached to three of the four government grants totaling RMB4.4 million ($0.7 million) (RMB4.0 million ($0.6 million) as of December 31, 2014) have not been fulfilled by us. As we do not expect to fulfill the conditions within one year, these grants are recorded as non-current deferred government grants. We expect to fulfill the conditions attached to one of the four grants within one year, and therefore recorded RMB0.5 million ($78,000) as of December 31, 2015 (RMB0.5 million ($81,000) as of December 31, 2014) as a current deferred government grant.

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B and seasonal influenza vaccines are recognized when delivery has occurred and we estimate return provisions for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. As of December 31, 2015, the sales return provision for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine was $5.9 million ($3.6 million as of December 31, 2014). Sales return provision for the year for private pay market sales on inactivated hepatitis A and combined inactivated hepatitis A&B represented 13.6% and 8.6% in 2015 and 2014, respectively. We do not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports, as such no sales returns are estimated for these sales. The product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because we generally accept returns before the end of the flu season. As of December 31, 2015, the sales return provision for seasonal influenza vaccine returns was approximately $1.5 million ($1.3 million as of December 31, 2014).

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

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2015, we provided 100% (100% as of December 31, 2014) allowance for accounts receivable aged more than four years, approximately 71.3% (100% as of December 31,2014) allowance for accounts receivable aged between three year and four years, approximately 38.6% (56.3% as of December 31,2014) allowance for accounts receivable aged between two year and three years, approximately 13.6% (18.5% as of December 31,2014) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (1.8% as of December 31,2014) allowance for accounts receivable aged less than one year. For the year ended December 31, 2015, we changed our estimates of the allowance for doubtful accounts due to an improved historical trend of collecting accounts aged three years or more. The change in estimate resulted in an increase to income from continuing operations and net income attributable to shareholders of Sinovac by $0.4 million and $0.3 million, respectively. In addition, basic and diluted earnings per share increased by $0.00 and $0.00, respectively.

Our allowance for doubtful accounts as of December 31, 2015 was $2.4 million, compared to $2.6 million as of December 31, 2014. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt recovery was $49,000 for the year ended December 31, 2015 as compared with $0.3 million expense for the year ended December 31, 2014.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, and Mumps products in inventories after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2015, 2014 and 2013 was $1.8 million, $1.0 million and $1.0 million, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in its impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We recorded impairment charges on long-lived assets of nil in 2015 and 2014, as compared with $57,000 in 2013.

Amortization of Intangible Assets

We have amortized the value of intangible assets, being licenses, over an estimated useful life of 3 to 10 years. The estimated life of intangible assets is inevitably subjective, however, whenever events or changes in circumstance indicates the carrying value may not be recoverable or, at least once per year, we evaluate impairment and reevaluate the market opportunities for the intangible assets’ products and determine whether the remaining useful life estimate is still reasonable. In 2015, 2014 and 2013, there was no impairment of intangible assets.

The following table shows the effect of a change in the estimated useful life of licenses and permits of 10% for 2015:

(in thousands, except for per share data)	Changes from reported Amount Based on Hypothetical 10% Decrease in Useful Life	As Reported	Changes from reported amount based on Hypothetical 10% Increase in Useful Life
Useful life	9/2.7 years	10/3 years	11/3.3 years
Amortization expense	$391	$352	$320
(Loss) for the year	$(1,131)	$(1,074)	$(1,042)
(Loss) per share	$(0.02)	$(0.02)	$(0.02)

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

Income Tax Valuation Allowance

In 2015, we recorded $2.6 million of current deferred income tax assets and $0.6 million in non-current deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. In August 2015, the FASB issued ASU 2015-14, where the effective date of ASU 2014-09 was extended to annual periods beginning after December 15, 2018. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In August 2014, the FASB issued ASU No. 2014-15, Going Concern. Our management will be required to evaluate whether there is substantial doubt about our ability to continue as a going concern and, if so, disclose that fact. Our management will also be required to evaluate and disclose whether our plans alleviate that doubt. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. We will adopt ASU 2014-15 on January 1, 2017, and we do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”). The guidance would require that debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums, rather than an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. We are currently evaluating the impact, if any, of the adoption of ASU 2015-03 on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes. To simplify the presentation of deferred income taxes, ASU 2015-17 requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position, applicable to all entities that present a classified statement of financial position. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. While we are still evaluating the impact on our consolidated financial statements of adopting this standard, we do not believe that the adoption of this guidance will have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. That presentation provides financial statement users with more decision-useful information about an entity’s involvement in financial instruments. The guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 requires recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The guidance is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Compensation – Stock Compensation. Under ASU 2016-09, we can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income (loss) data	2015	2014	2013
	(in thousands except share and per share data)
Sales	$67,414	$62,932	$71,774
Cost of sales(1)	18,425	15,476	20,505
Gross profit	48,989	47,456	51,269
Operating expenses:
Selling, general and administrative expenses(1)	37,436	34,166	33,611
Provision (recovery) for doubtful accounts	(49)	329	(504)
Research and development expenses(1)	9,490	10,934	8,128
Loss on disposal and impairment of property, plant and equipment	26	74	88
Government grants recognized in income	(1,637)	(104)	-
Total operating expenses	45,266	45,399	41,323
Operating income	3,723	2,057	9,946
Interest and financing expenses	(1,920)	(3,407)	(3,031)
Interest income	1,155	2,684	2,167
Other income	73	1,312	329
Income from continuing operations before income taxes	3,031	2,646	9,411
Income tax benefit (expenses)	(2,516)	(1,458)	2,225
Income from continuing operations	515	1,188	11,636
Loss from discontinued operations, net of tax nil	(728)	(1,524)	(1,266)
Net income (loss)	(213)	(336)	10,370
Less: (income) attributable to non-controlling interests	(861)	(515)	(2,928)
Net income (loss) attributable to shareholders of Sinovac	(1,074)	(851)	7,442
Comprehensive income (loss)	(4,688)	(2,763)	13,056
Less: comprehensive (income) attributable to non-controlling interests	(298)	(207)	(3,244)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(4,986)	$(2,970)	$9,812

(1)	Includes stock-based compensation of $1.0 million, $0.3 million and $0.3 million in 2015, 2014 and 2013, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, and sales returns. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues at the time when our products are delivered, persuasive evidence of an arrangement exists, the price is fixed and determinable and there is reasonable assurance of collection of the sales proceeds; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

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

In the public market, the government purchases vaccines for EPI market by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our products competitively to win the tender. We believe that our emphasis on product quality is an advantage and increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2015, 2014 and 2013 amounted to $18.4 million, $15.5 million and $20.5 million, respectively, of which idle capacity amounted to $2.2 million, $1.8 million and $1.8 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity has not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. The selling expense in 2015 was $19.5 million, representing 29.0% of total sales revenue of 2015, which is a 9.5% increase compared to 2014. Going forward, we expect to maintain the selling expense as a percentage of our revenue generated by our existing products, but we expect to increase spending on newly commercialized product(s).

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development, and human resources. Other significant costs include facilities costs, stock-based compensation and professional fees for accounting and legal services.

Research and development expenses

Our research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•	fees paid to consultants and clinical research organizations in conjunction with their independent monitoring of our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

•	consulting fees paid to third parties in connection with other aspects of our product development efforts;

•	costs of materials used in research and development;

•	depreciation of facilities and equipment used to develop our products; and

•	technology license fees and milestone payments paid to third parties before a product receives regulatory approval.

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

Taxes and incentives

Sinovac Beijing, Tangshan Yian, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. Income tax returns filed by us and our active subsidiaries that are subject to examination are Sinovac Beijing and Tangshan Yian for the years since 2005, Sinovac R&D and Sinovac Dalian for the years since 2010, and Sinovac Biomed for 2015.

Effective from January 1, 2008, the PRC’s statutory enterprise income tax rate is 25%. Our PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing. Sinovac Beijing, being reconfirmed as a High and New Technology Enterprise or HNTE in 2014 for a period of three years, is subject to a preferential income tax rate of 15% from 2014 to 2016.

We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in the financial statements.

We evaluate our valuation allowances requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

The valuation allowances relating to the deductible temporary differences and the unused tax losses of Tangshan Yian, Sinovac R&D and Sinovac Dalian are still required as realization of these elements of the potential tax benefits is still uncertain. Taking the valuation allowances into account, the potential tax benefits arising from the deductible temporary differences and the unused tax losses of Tangshan Yian, Sinovac R&D and Sinovac Dalian effectively have not been recorded in the financial statements. The tax losses of the PRC subsidiaries in the amount of RMB 265.0 million ($43.7 million) can be carried forward for five consecutive years against profits starting from 2016 and will expire ranging from 2017 to 2020, if unused.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Sales. Total sales from continuing operations in 2015 increased by 7.1% to $67.4 million from $62.9 million in 2014. Excluding revenue recognition of Panflu under the government stockpiling program in 2015 and 2014, regular sales of Healive, Bilive, Anflu and mumps vaccine increased by 1.3% to $63.6 million in 2015 from $62.7 million in 2014. The growth is mainly contributed by the sales of Bilive and Anflu in the private-pay market.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31
Sales	2015	2014
	(in thousands)
Hepatitis A vaccine	$26,801	$26,515
Hepatitis A&B vaccine	22,615	21,935
Influenza vaccines	12,674	12,131
Mumps vaccines	1,472	2,150
Regular sales subtotal	63,562	62,731
H5N1 vaccine	3,852	201
Total sales	$67,414	$62,932

Gross Profit. Gross profit from continuing operations in 2015 increased by 3.2% to $49.0 million from $47.5 million in 2014. Gross margin percentage decreased to 72.7% in 2015 from 75.4% in 2014. Excluding the impact of Panflu sales under the government-stockpiling program in 2015 and 2014, gross margin decreased to 73.4% in 2015 from 75.7% in 2014. The decrease of gross margin was mainly due to a lower utilization rate of our hepatitis and influenza vaccine production facilities and higher inventory provision of influenza and mumps vaccines in 2015.

Selling, General and Administrative Expenses..

Selling, general and administrative expenses for 2015 were $37.4 million, which was maintained at a similar level compared to $34.2 million for 2014.

We recorded total stock-based compensation of $0.6 million in 2015 compared to $0.3 million in 2014. As of December 31, 2015, we had unrecognized compensation costs of $2.6 million. This unearned component will be recognized over a period of 52 months.

Research and Development Expenses. Research and development expenses in 2015, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, decreased to $9.5 million in 2015 from $10.9 million in 2014.

Interest and Financing Expenses. Interest and financing expense decreased by 43.6% to $1.9 million in 2015 from $3.4 million in 2014. The decrease in interest and financing expense is primarily due to repayment of outstanding loans during 2015 compared to 2014. There were $0.1 million and $81,000 of interest subsidies received in 2015 and 2014, respectively.

Income Taxes Expenses. Income tax expense was $2.5 million in 2015, compared to an income tax expense of $1.5 million in 2014. Prior to 2014, Sinovac Beijing was in a cumulative tax loss position hence did not have current income tax payable. Sinovac Beijing returned to a taxable income position, hence recorded current income tax expense of $3.0 million and $1.6 million in 2015 and in 2014, respectively.

Income from Continuing Operations. Income from continuing operations was $0.5 million, compared to an income of $1.2 million in 2014.

Loss from Discontinued Operations. Loss from discontinued operations was $0.7 million, compared to a loss of $1.5 million in 2014.

Net Loss. Net loss attributable to shareholders of Sinovac was $1.1 million in 2015, compared to a net loss of $0.9 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Sales. Total sales from continuing operations in 2014 decreased by 12.3% to $62.9 million from $71.8 million in 2013. Excluding revenue recognition of Panflu under the government stockpiling program in 2014 and 2013, regular sales of Healive, Bilive, Anflu and mumps vaccine increased by 2.8% to $62.7 million in 2014 from $61.0 million in 2013. The growth is mainly contributed by the sales of Bilive in the private-pay market, as well as Healive and Anflu sales in the public-pay market.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31
Sales	2014	2013
	(in thousands)
Hepatitis A vaccine	$26,515	$26,420
Hepatitis A&B vaccine	21,935	20,782
Influenza vaccines	12,131	12,156
Mumps vaccines	2,150	1,680
Regular sales subtotal	62,731	61,038
H5N1 vaccine	201	10,736
Total sales	$62,932	$71,774

Gross Profit. Gross profit from continuing operations in 2014 decreased by 7.4% to $47.5 million from $51.3 million in 2013. Gross margin increased to 75.4% in 2014 from 71.4% in 2013. Excluding the impact of Panflu sales under the government-stockpiling program in 2014 and 2013, gross margin increased to 75.7% in 2014 from 73.5% in 2013. Higher gross margin was mainly driven by increased efficiency in the manufacturing processes which resulted in lower unit costs, as well as increased selling price of some of our products.

Selling, General and Administrative Expenses..

Selling, general and administrative expenses for 2014 were $34.2 million, which was maintained at a similar level of $33.6 million for 2013.

We recorded stock-based compensation of $0.3 million in 2014 compared to $0.3 million in 2013. As of December 31, 2014, we had unrecognized compensation costs of $0.1 million. This unearned component was recognized over a period of 3 months in 2015.

Research and Development Expenses. Research and development expenses in 2014, which primarily represented amounts spent on the advancement of the pipeline vaccines, including EV71 vaccine, pneumococcal vaccines, sIPV and varicella vaccine, increased to $10.9 million from $8.1 million in 2013. This increase was attributable to the continued advancement of PPV and sIPV.

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

Income from Continuing Operations. Income from continuing operations was $1.2 million in 2014, compared to an income of $11.6 million in 2013.

Loss from Discontinued Operations. Loss from discontinued operations was $1.5 million in 2014, compared to a loss of $1.3 million in 2013.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by (used in) operating activities	$2,661	$(8,647)	$5,576
Net cash used in investing activities	(4,515)	(11,003)	(5,176)
Net cash provided by (used in) financing activities	(24,196)	5,309	14,419
Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(1,491)	(1,383)	1,182
Increase (decrease) in cash and cash equivalents, including cash classified within current assets held for sale	(27,541)	(15,724)	16,001
Less: Net increase (decrease) in cash classified within current assets held for sale	(82)	(500)	703
Increase (decrease) in cash and cash equivalents	(27,459)	(15,224)	15,298
Cash and cash equivalents at beginning of period	91,293	106,517	91,219
Cash and cash equivalents at end of period	$63,834	$91,293	$106,517

Operating Activities

Net cash provided by operating activities was $2.7 million in 2015, compared to cash used in operating activities of $8.6 million in 2014. Net cash provided by our operating activities in 2015 resulted primarily from (1) our net income from continuing operations of $0.5 million, (2) inventory provision of $1.8 million, (3) depreciation of property, plant and equipment and amortization of licenses of $6.5 million, (4) government grants recognized in income of $1.6 million, and (5) a decrease of deferred revenue of $3.6 million and an increase of restricted cash of $1.7 million which was pledged as collateral for an EPI sales contract.

Net cash used in operating activities was $8.6 million in 2014, compared to cash provided by operating activities of $5.6 million in 2013. Net cash used in our operating activities in 2014 resulted primarily from (1) our net income of $1.2 million, (2) inventory provision of $1.0 million and increase of inventories of $6.1 million, (3) depreciation of property, plant and equipment and amortization of licenses of $8.1 million, (4) an increase in accounts receivable of $9.7 million and a decrease in accounts payables and accrued liabilities of $4.0 million.

Investing Activities

Net cash used in investing activities was $4.5 million in 2015, compared to $11.0 million in 2014. We used less cash to acquire property, plant and equipment in 2015.

Net cash used in investing activities was $11.0 million in 2014, compared to $5.2 million in 2013. Our 2014 property, plant and equipment purchases were higher as we acquired equipment for the pneumococcal polysaccharide and varicella vaccine production facilities.

Financing Activities

Net cash used in financing activities was $24.2 million in 2015 compared to net cash provided by financing activities of $5.3 million in 2014. In 2015, net cash provided by our financing activities included net proceeds of $0.7 million from issuance of common shares and government funding of $0.5 million. We also received loan proceeds of $21.3 million and made loan repayments of $46.8 million in 2015.

Net cash provided by financing activities was $5.3 million in 2014 compared to $14.4 million in 2013. In 2014, net cash provided by our financing activities included net proceeds of $0.5 million from issuance of common shares and government grants of $3.5 million. We also received loan proceeds of $17.8 million and made loan repayments of $16.0 million in 2014.

Accounts Receivable

Our total accounts receivable, including other receivables decreased by $1.7 million from $40.7 million as of December 31, 2014 to $39.0 million as of December 31, 2015. Our average accounts receivable turnover time in 2015 was 239 days, as compared to 222 days in 2014.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2015	2014
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$34,495	$35,130
Aging greater than one year, net of allowance for doubtful accounts	3,823	4,722
Total trade receivable — net	$38,318	$39,852

Borrowings

As of December 31, 2015, we had $21.8 million in short-term bank loans and current-portion of long-term bank loans, offset by $63.8 million in cash and cash equivalents, resulting in a liquid assets balance of $42.0 million, compared with $43.9 million at the end of December 31, 2014. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2015:

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Loan from Beijing Zhongguancun Development Group	RMB12.0 million ($1.9 million)	0.36%	Upon Maturity	February 24, 2016	EV71 vaccine research

The total loan is RMB12.0 million ($1.9 million) of which RMB6.0 million ($1.0 million) was received in 2012 and the second RMB6.0 million ($1.0 million) was received on February 25, 2013. The loan is unsecured and repayable on February 24, 2016. The fair value differential of $0.4 million (between the face value and the fair value using the effective interest rate method at our borrowing rate of 6.9%) is recorded as a current deferred government grant as of December 31, 2015 ($0.4 million in 2014). The loan was repaid on February 22, 2016.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB5.0 million ($0.8 million)	6.955% floating(1)	monthly	March 16, 2016	operation
Bank loan from Bank of China	RMB5.0 million ($0.8 million)	6.01% floating(2)	monthly	October 26, 2016	operation

(1) Annual interest rate at 30% above the People’s Bank of China’s prime rate for loans of one year.

(2) Annual interest rate at 166 base points above the People’s Bank of China’s prime rate for loans of one year.

On March 17, 2015, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of RMB5.0 million ($0.8 million) to finance its working capital requirements. The loan bears interest at 30% above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.955%, the interest is paid monthly. The loan was repaid on March 16, 2016. On October 26, 2015, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of RMB5.0 million ($0.8 million) to finance its working capital requirements. The loan bears interest at 166 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.01%, the interest is paid monthly, and the loan will be repaid on October 26, 2016. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of RMB57.6 million ($8.9 million) as of December 31, 2015 are pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB4.9 million ($0.8 million)	5.25%	quarterly	January 30, 2019	construction of the Pneumococcal Polysaccharide Vaccine facilities

Sinovac Beijing entered into a new bank loan with Bank of Beijing in the aggregate principal amount of RMB48.0 million ($7.4 million) for a period from July 2015 to July 2020 for construction of the Pneumococcal polysaccharide vaccine facilities. The loan bears interest at the bank’s prime lending rate, at 5.25% per year. Interest is payable quarterly. The loan will be due in four installments in January 2019, July 2019, January 2020 and July 2020. RMB 4.9 million ($0.8 million) was drawn in July 2015. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of RMB18.8 million ($2.9 million) as of December 31, 2015 are pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB50.0 million ($7.7 million)	5.36%	monthly	June 3, 2016	operation

On June 4, 2015, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of RMB50.0 million ($7.7 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China and the interest rate of current year is 5.36%. Interest is payable monthly. The loan was drawn by three installments on June 4, 2015, June 29, 2015, and August 7, 2015, and will be due on June 3, 2016. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 80%, the current ratio must not be lower than 0.8, contingent liabilities must not be higher than RMB161.0 million ($24.8 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. We are in compliance with such covenants as of December 31, 2015. Prepaid land lease payment and building of the Changping facilities of Sinovac Beijing with a net book value of RMB105.1 million ($16.2 million) as of December 31, 2015 are pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Merchants Bank	RMB20.0 million ($3.1 million)	4.57%	quarterly	November 4, 2016	Operation

Sinovac Beijing entered into a bank loan with China Merchants Bank in the aggregate principal amount of RMB20.0 million ($3.1 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57% per year. Interest is payable quarterly. The loan was drawn on November 5, 2015, and will be due on November 4, 2016. The loan is guaranteed by an unrelated third party, with a guarantee fee of RMB0.4 million ($62,000) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than RMB35.0 million ($5.4 million) as of December 31, 2015 are pledged as collateral.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Merchants Bank	RMB30.0 million ($4.6 million)	5.58%	quarterly	June 28, 2016	Operation

Sinovac Beijing entered into a bank loan with China Merchants Bank in the aggregate principal amount of RMB30.0 million ($4.6 million) to finance its working capital requirements bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.58% per year. Interest is payable quarterly. The loan was drawn on June 30, 2015 and will be due on June 28, 2016.

Type	Amount	Yearly Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB19.0 million ($2.9 million)	4.35%	quarterly	November 29, 2016	Operation

Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of RMB50.0 million ($7.7 million) to finance its working capital requirements. The loan bears interest at 4.35% and is payable quarterly. The first RMB9.5 million ($1.5 million) was drawn on October 28, 2015 and will be due on October 27, 2016. The second RMB9.5 million ($1.5 million) was drawn on November 30, 2015 and will be due on November 29, 2016.

Our weighted average effective interest rate on outstanding borrowings was 6.0%, 6.8% and 6.6% for the years ended December 31, 2015, 2014 and 2013, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

Restrictions on Cash Dividends

We are a holding company, and we rely in part on dividends paid by our subsidiaries, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed for our cash needs, mainly our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves. The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Sinovac Biomed incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

The ability of our subsidiary to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE. See “Item 10. Additional Information — D. Exchange Controls.”

Capital Expenditures

We made capital expenditures of $5.3 million, $10.9 million and $5.1 million in 2015, 2014 and 2013, respectively. In 2015, we made $5.3 million of payments towards property, plant and equipment for construction of PPV and varicella production facilities. As of December 31, 2015, our commitments related to capital expenditures of approximately $1.7 million were primarily for the construction of our PPV, sIPV and varicella production facilities. We will finance such commitments through short-term and long-term borrowings, proceeds from our public offering in 2010 and cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2015 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	$25,920	$25,048	$79	$793	$—
R&D expenses, liabilities and commitment	441	441	—	—	—
Operating lease obligations	12,861	852	1,704	1,704	8,601
Purchase of facilities commitments	1,726	1,726	—	—	—
Accounts payable and accrued liabilities	22,524	22,524	—	—	—
Total	$63,472	$50,591	$1,783	$2,497	$8,601

G.	Safe Harbor

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

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	52	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	54	Independent Director
Yuk Lam Lo(1) (2) (3)	67	Independent Director
Kenneth Lee(2) (3)	48	Independent Director
Meng Mei(1) (2) (3)	61	Independent Director
Nan Wang	49	Chief Financial Officer, Vice President
Ming Xia	42	Vice President, Sales and Marketing
Qiang Gao	39	Vice President, Research and Development
Jing Li	41	Vice President, Quality and Production

(1)	Member of the audit committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the compensation committee.

Mr. Weidong Yin has served as our chairman, president, chief executive officer and secretary since September 2003. Mr. Yin is also the general manager of Sinovac Biotech and the chairman of Sinovac Hong Kong and Sinovac Dalian. He is the former general manager of Tangshan Yian Bioengineering Co., Ltd., and he previously worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei province. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of Healive. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as Inactivated Hepatitis A Vaccine R&D, Inactivated SARS Vaccine R&D and New Human Influenza Vaccine (H5N1) R&D. He is also the president of Zhongguancun Listed Companies Association. He obtained his MBA from the National University of Singapore.

Mr. Simon Anderson has served as an independent director of our company since July 2004. Mr. Anderson is a member of our audit, compensation, and corporate governance and nominating committees. Mr. Anderson provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. He was admitted as a member of the Institute of Chartered Professional Accountants in British Columbia in 1986. Mr. Anderson serves as chief financial officer of companies listed on North American stock exchanges, including IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants. Mr. Anderson also serves as a director of Simba Gold Corp., a gold exploration company.

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. Currently Mr. Lo is serving as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, an Executive Committee Member of the Chinese Manufacturers’ Association of Hong Kong (CMA) and Chairman of the Education Committee of CMA. Mr. Lo is also the Honorary Founding Chairman of Hong Kong Bio-Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is an Honorary Chairman of Hong Kong Food Safety Association, Adjunct Professor of the Chinese University of Hong Kong and Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been appointed as Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In China, Mr. Lo is a Member of Chinese People’s Political Consultative Conference in Jilin province, and a Consultant of the Centre for Disease Control and Prevention of China. In the business sector, he is an Independent Director of Luye Pharma Group Limited (2186.HK) and CSPC Pharmaceutical Group Limited (1093.HK).

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of the compensation committee and corporate governance and nominating committee. Mr. Lee is a partner at SAIF Partners. SAIF Partners IV L.P. is currently the largest shareholder of Sinovac. Mr. Lee has more than 20 years of experience across private equity investments, corporate finance, and business development in China. He is a non-executive director on the boards of four Chinese portfolio companies publicly listed on the stock exchanges in the United States and Hong Kong and a board director for four other private Chinese companies backed by SAIF Partners. Mr. Lee is a graduate of Amherst College.

Mr. Meng Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of compensation committee, and member of the audit and corporate governance and nominating committees. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies. He has been the director of TusPark’s development center since its inception. Mr. Mei is also the Chairman of TusHoldings Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusHoldings Co., Ltd. is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur. Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

Ms. Nan Wang has served as our chief financial officer since June 2013. Ms. Wang served as the vice president of Sinovac Beijing from 2001 to 2013 where she oversaw business development, investment, and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at SinoBioway. Ms. Wang received her bachelor’s degree in biology from Peking University and her master’s degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

Mr. Ming Xia has served as our vice president since April 2016. Mr. Xia has served as the vice president of Sinovac Beijing since 2011 where he oversees sales and marketing departments. Mr. Xia has over 15 years’ experience in vaccine sales and marketing in China. He joined Sinovac in 2002 and has served as Regional Sales Manager, National Sales Manager and Sales Director at Sinovac. Mr. Xia obtained his bachelor degrees in Biochemistry at Anhui University and in International Trade at Shanghai Institute of Foreign Trade. Mr. Xia has made significant contributions to our sales revenue growth in previous years with outstanding leadership and performance results. He kept his top record of generating sales revenue for many years after joining Sinovac. He is a leader with creativity and developed the sales strategy for our existing products. Mr. Ming Xia organized the reform on sales and marketing strategy to meet the change of the market situation.

Mr. Qiang Gao has served as our vice president since April 2016. Mr. Gao joined Sinovac Beijing in 2002 and has served as quality control manager, quality assurance manager, R&D manager and R&D director at Sinovac Beijing in the past years, and the general manager of Sinovac R&D since 2010. He is responsible for developing our new vaccine products, including EV71 vaccine. Mr. Gao received a master’s degree and a bachelor’s degree in microbiology from the University of Agriculture, PRC.

Ms. Jing Li has served as our vice president since April 2016. Ms. Li was named as quality person of Sinovac Beijing in March 2015. Since she joined Sinovac Beijing in 2003, she has worked in different roles in production and quality function, including quality assurance vice manager, department manager of hepatitis A vaccine production and director of vaccine production at Sinovac Beijing. Ms. Li is also in charge of the production of our EV71 vaccine. Ms. Li received a master’s degree in physiology from the University of Agriculture, PRC.

B.	Compensation

In 2015, the aggregate cash compensation paid to our directors and executive officers was approximately $1.4 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of the executive offers is made based on our annual performance in different functions and the respective key result areas of these functional teams. Each vice president’s bonus is determined based on the key corporate development objectives and key performance index set by the compensation committee and approved by the board at the beginning of the year. The bonus payoff plan is approved by the board.

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. The following tables summarize, as of March 31, 2016, the outstanding options and regular shares that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2003 Stock Option Plan and 2012 Share Incentive Plan, respectively.

2003 Option Plan
Name	Number of Options	Exercise Price	Grant Date	Expiration Date
Ming Xia	21,500	$2.37/share	December 26, 2011	December 25, 2017
Other individual as a group	97,500
Total outstanding options	119,000	$2.37/share

2012 Share Incentive Plan

Name	Restricted Shares	Number of Options	Exercise Price ($/Share)	Grant Date	Expiration Date	Total
Weidong Yin	0	150,000	4.98	May 1, 2015	April 30, 2023	150,000
Simon Anderson	0	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Yuk Lam Lo	0	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Meng Mei	0	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Kenneth Lee	0	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Nan Wang	60,000	90,000	4.98	May 1, 2015	April 30, 2023	150,000
Ming Xia	60,000	90,000	4.98	May 1, 2015	April 30, 2023	150,000
Others as a group	609,000	851,000	4.98	May 1, 2015	April 30, 2023	1,460,000
Subtotal	729,000	1,341,000				2,070,000

*	Weighted Average Exercise Price

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

Set forth below is a summary of the principal terms of the 2003 Plan.

•	Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2015, options to purchase an aggregate of 904,400 of our common shares were issued and outstanding and an aggregate of 4,017,800 common shares have been issued pursuant to options issued under the 2003 Plan.

•	Administration. The 2003 Plan is administered by our board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•	Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.

•	Option agreement. Options granted under the 2003 Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by our board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.

•	Option term. The term of options granted under the 2003 Plan may not exceed ten years from the date of grant.

•	Termination of options. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, the options will terminate to the extent any options are not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

•	Change of control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options will become fully vested and exercisable immediately prior to such transaction.

•	Termination of plans. Unless terminated earlier, the Plan will expire in 2023. Our board of directors has the authority to terminate the 2003 Plan prior to the expiry of the plan provided that such early termination shall not affect the options then outstanding under the plan.

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. The following paragraphs describe the principal terms of the 2012 Plan.

Types of Awards

The types of awards we may grant under the plan include the options to purchase our common shares at a specified price and in a specified period determined by our board. Under the 2012 Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by our board of directors.

Eligibility

We may grant awards to the directors, officers, advisors and employees of us and our wholly owned subsidiaries and any entity which may thereafter be established.

Plan Administration

Our board of directors will administer the plan. The board will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

Award Agreement

Awards granted under the plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. The award agreement should be signed by the employee and a director or an officer of us. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

Vesting

The 2012 Plan provides that the administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to the terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right exercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.

Exercise Price and Term of Awards

The exercise price per share of options granted under the 2012 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed ten years. However, in the case where our incentive option is granted to an individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of our shares, the price granted shall not be less than 110% of the fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

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

Amendments or Termination

The 2012 Plan provides that in the event of any changes affecting our common shares or our share price, the plan administrator can make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan will expire and no further awards may be granted after the tenth anniversary of the date the plan was adopted.

C.	Board Practices

Board of Directors

Our Articles of Incorporation prescribe that we should have a minimum of one and a maximum of 15 directors. Currently, our board of directors comprises five board members, four of whom are independent. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that such director must disclose his interest in the contract or arrangement. There is no age limit requirement for directors. Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Incorporation and By-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Audit Committee

Our audit committee consists of Messrs. Simon Anderson, Yuk Lam Lo and Meng Mei, and is chaired by Simon Anderson, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

In 2015, our audit committee held meetings or passed resolutions by unanimous written consent nine times.

Compensation Committee

Our compensation committee consists of Messrs. Meng Mei, Simon Anderson, Yuk Lam Lo, and Kenneth Lee, and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Securities Exchange Act of 1934. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2015, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei, and is chaired by Mr. Yuk Lam Lo, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2015, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

As of December 31, 2015, 2014 and 2013, we had 646, 668 and 715 full-time employees, respectively. Of our workforce as of December 31, 2015, about 140 employees are primarily engaged in research and development, 172 employees are engaged in sales and marketing, 271 employees in production related, and 61 employees in administration. As of December 31, 2015, we have a total of 111 temporary employees. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2015, by:

•	each of our directors and executive officers; and

•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 56,906,561 common shares outstanding as of December 31, 2015. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,049,500	10.63%
Simon Anderson	50,000	*
Yuk Lam Lo	50,000	*
Nan Wang	105,000	*
Ming Xia	141,000	*
All directors and executive officers as a group	6,395,500	11.24%
Principal Shareholders
SAIF Partners IV(1)	10,780,820	18.94%
1Globe Capital LLC(2)	9,353,092	16.44%
Wellington Management Company LLP(3)	5,229,421	9.19%
Chiang Li Family(4)	3,459,763	6.08%
Samuel D. Isaly(5)	2,667,500	4.69%

*	Less than 1% of our common shares.
(1)	According to the Amendment No. 5 to Schedule 13D filed with the SEC on February 2, 2016 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.
(2)	According to the Amendment No. 1 to Schedule 13G filed with the SEC on April 5, 2016.
(3)	According to the Amendment No. 2 to Schedule 13G filed with the SEC on February 11, 2016 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. Wellington Management Group LLP is a parent holding company of certain holding companies and certain investment advisors, including Wellington Management Company LLP. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.
(4)	According to the Schedule 13G filed with the SEC on April 11, 2016.
(5)	According to the Amendment No. 1 to 13G filed with the SEC on February 11, 2016, consists of (i) 1,219,500 common shares beneficially owned by OrbiMed Advisors LLC and (ii) 1,448,000 common shares beneficially owned by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors, and Samuel D. Isaly is the control person of OrbiMed Advisors LLC and OrbiMed Capital LLC.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2015, 56,906,561 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares are held by the record shareholders in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation of Directors and Executive Officers.”

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Yuk and only pay our share of the utilities and property management fees, which totaled $4,000, $4,000 and $4,000 in 2013, 2014 and 2015, respectively.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, to lease Sinovac Beijing’s production plant and laboratory in Beijing with annual lease payments totaling RMB2.3 million ($0.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB0.5 million ($81,000) to RMB1.4 million ($0.2 million) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway for an annual lease payment of RMB2.0 million ($0.3 million) to expand Sinovac Beijing’s production plant in Beijing. The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway for an annual lease payment of RMB1.0 million ($0.2 million) to expand Sinovac R&D’s business. The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the operating lease agreements was extended to April 7, 2033.

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow RMB20.0 million ($3.1 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. RMB4.0 million ($0.6 million) was repaid on September 25, 2014. No repayments were made in 2015.

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2003 Stock Option Plan” and “Item 6. Directors, Senior Management and Employees — B. Compensation — 2012 Share Incentive Plan.”

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

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiaries, Sinovac Beijing and Sinovac Dalian, wholly owned subsidiaries Sinovac R&D and Sinovac Biomed through Sinovac Hong Kong, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside, at the discretion of their respective board of directors, a portion of its after-tax profits to their employee welfare and bonus funds.

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered as the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the shareholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The State Administration of Taxation has the authority to re-assess the approval of the preferential dividend withholding tax rate granted by the local tax bureau. The preferential dividend withholding tax rate expired in 2014. The dividends received by Sinovac Hong Kong from its PRC subsidiaries are subject to a withholding tax rate of 10%.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

The table below sets forth, for the periods indicated, the high and low trading prices on the NASDAQ Global Market and the NASDAQ Global Select Market for our common shares.

	Trading Price
	High	Low
Annual High and Low
2011	$4.92	$1.91
2012	3.50	1.64
2013	6.57	3.00
2014	8.14	4.51
2015	7.16	4.38
Quarterly High and Low
First quarter 2014	8.14	5.98
Second Quarter 2014	7.47	5.50
Third Quarter 2014	6.03	4.51
Fourth Quarter 2014	5.64	4.62
First Quarter 2015	5.36	4.56
Second Quarter 2015	5.89	4.85
Third Quarter 2015	6.00	4.90
Fourth Quarter 2015	6.18	4.95
First Quarter 2016	7.16	4.38
Monthly High and Low
October 2015	5.40	4.95
November 2015	5.51	5.11
December 2015	6.18	5.18
January 2016	5.99	4.38
February 2016	7.16	6.30
March 2016	6.47	6.35
April 2016 (through April 22, 2016)	6.45	6.23

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol “SVA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Mergers and Similar Arrangements

Antigua and Barbuda law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions for amalgamation that facilitate the consolidation of companies, provided that the arrangement is approved by a majority number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent two-thirds in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement may be, but is not required to be, sanctioned by the High Court of Antigua and Barbuda. While a dissenting shareholder has the right to express to the court his view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Anti-takeover Provisions in the By-laws

Some provisions of our By-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, renminbi is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015.

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

If we were considered a PRC “resident enterprise”, it is possible that the dividends we pay with respect to our common shares, or the gain you may realize from the transfer of our common shares, would be treated as income derived from sources within China and be subject to income tax at 10%.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. The PRC government allows the renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the exchange rate between the renminbi and U.S. dollar has been relatively stable and consequently the renminbi has fluctuated sharply against other freely traded currencies in tandem with the U.S. dollar. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2015 into renminbi at the exchange rate of $1.00 for RMB6.4778 as of December 31, 2015, such a cash balance would have been RMB6.48 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB64,800 as of December 31, 2015.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 6.0%, 6.8% and 6.6% for the years ended December 31, 2015, 2014 and 2013. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $0.2 million based on our outstanding indebtedness as of December 31, 2015.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted the Rights Plan. Pursuant to the Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a Series A Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable.

E. Use of Proceeds

On February 2, 2010, we completed a follow-on public offering of our common shares. In this follow-on offering, we issued and sold an aggregate of 11,500,000 common shares at $5.75 per share. The common shares offered and sold were registered pursuant to the registration statement on Form F-3 (File Number: 333-163165) effective on November 30, 2010 and the registration statement on Form F-3 (File Number: 333-164559) effective on January 27, 2010. UBS Securities LLC and Piper Jaffray & Co. were the representatives of the underwriters of the offering. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have spent approximately $16.4 million in the acquisition of Sinovac Dalian and $25.4 million in pipeline development and corporate activities of entities in PRC.

We intend to use the remaining net proceeds we received from this offering for the following purposes:

•	up to $10.0 million to fund the research and development of our product candidates; and

•	the remaining amount for general corporate purposes.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria established within the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Ernst & Young Hua Ming LLP, an independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-4 of this annual report.

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

	2015	2014
Audit fees(1)
- Ernst & Young LLP	—	$19,000
- Ernst & Young Hua Ming LLP	$0.9 million	$0.6 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19.	Exhibits

Exhibit Number	Description of Document
1.1	Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

4.1	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4	Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5	Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8	Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.9	Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.10	Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11	Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12	Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13	Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14	Asset Acquisition Agreement dated February 10, 2010 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)

4.15	2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.16	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.17	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.18	Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.19	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.20	Rights Agreement, dated March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company (incorporated by reference to Exhibit 4.1 of our Report on Form 6-K dated March 29, 2016)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 25, 2016

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2015 and 2014

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 25, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Sinovac Biotech Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinovac Biotech Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 of Sinovac Biotech Ltd., and our report dated April 25, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 25, 2016

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
As of December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2015	December 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$63,834	$91,293
Restricted cash (note 4)	1,626	-
Accounts receivable – net (notes 5 and 11)	39,021	40,719
Inventories (note 6)	18,685	18,712
Prepaid expenses and deposits (including prepaid expenses to related party of 2015 - $352, 2014 - $157) (note 12 (b))	958	1,426
Deferred tax assets (note 14)	2,603	2,266
Current assets held for sale (note 3)	1,797	387

Total current assets	128,524	154,803

Property, plant and equipment (notes 8 and 11)	63,940	66,233
Prepaid land lease payments (notes 9 and 11)	9,574	10,261
Long–term inventories (note 7)	-	2,648
Long–term prepaid expenses (including prepaid expenses to related party of 2015 - $25, 2014 - $3) (note 12(b))	25	3
Prepayments for acquisition of equipment	328	1,387
Deferred tax assets (note 14)	593	515
Licenses (note 10)	-	352
Long-term assets held for sale (note 3)	-	2,328
Total assets	$202,984	$238,530

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt (note 11)	$21,775	$47,375
Loan from a non-controlling shareholder (note 12 (a))	2,470	2,595
Accounts payable and accrued liabilities (note 13)	22,524	22,538
Income tax payable	1,643	1,101
Deferred revenue (note 15)	8,144	4,996
Deferred government grants (note 16)	1,202	530
Current liabilities held for sale (note 3)	243	699
Total current liabilities	58,001	79,834

Deferred government grants (note 16)	4,730	7,494
Long-term bank loans and other debt (note 11)	756	1,803
Deferred revenue (note 15)	-	7,191
Other non-current liabilities (note 14)	756	454
Long-term liabilities held for sale (note 3)	-	28
Total long-term liabilities	6,242	16,970

Total liabilities	64,243	96,804

Commitments and contingencies (notes 17 and 24)

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 18)	57	56
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 56,906,561 (2014 – 55,809,661)
Additional paid-in capital	109,944	108,243
Accumulated other comprehensive income	8,110	12,022
Statutory surplus reserves (note 20)	13,450	12,627
Accumulated deficit	(8,281)	(6,384)
Total shareholders' equity	123,280	126,564

Non-controlling interests (note 21)	15,461	15,162

Total equity	138,741	141,726

Total liabilities and equity	$202,984	$238,530

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2015	2014	2013
Sales (note 23)	$67,414	$62,932	$71,774

Cost of sales	18,425	15,476	20,505

Gross profit	48,989	47,456	51,269

Selling, general and administrative expenses (including rent expenses incurred to related party of 2015 - $852, 2014 - $869, 2013 - $847) (note 12(b))	37,436	34,166	33,611

Provision (recovery) for doubtful accounts	(49)	329	(504)

Research and development expenses – (net of 2015- $16, 2014 - $nil, 2013 $nil in government research grants)	9,490	10,934	8,128

Loss on disposal and impairment of property, plant and equipment (note 8)	26	74	88

Government grants recognized in income	(1,637)	(104)	-

Total operating expenses	45,266	45,399	41,323
Operating income	3,723	2,057	9,946

Interest and financing expenses – (Including interest expenses incurred to related party, 2015 - $183, 2014 - $221, 2013 - $237) (note 12(b))	(1,920)	(3,407)	(3,031)

Interest income	1,155	2,684	2,167
Other income	73	1,312	329

Income from continuing operations before income taxes	3,031	2,646	9,411

Income tax benefit (expense) (note 14)	(2,516)	(1,458)	2,225

Income from continuing operations	515	1,188	11,636
Loss from discontinued operations, net of tax of nil (note 3)	(728)	(1,524)	(1,266)
Net income (loss)	(213)	(336)	10,370

Less: (income) attributable to non-controlling interests	(861)	(515)	(2,928)

Net income (loss) attributable to shareholders of Sinovac	$(1,074)	$(851)	$7,442

Income (loss) from continuing operations	515	1,188	11,636
Other comprehensive income (loss) from continuing operations, net of tax of nil
Foreign currency translation adjustments	(4,137)	(2,344)	2,589
Comprehensive income (loss) from continuing operations	(3,622)	(1,156)	14,225

Loss from discontinued operations	(728)	(1,524)	(1,266)
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments	(338)	(83)	97
Comprehensive (loss) from discontinued operations	$(1,066)	$(1,607)	$(1,169)

Comprehensive income (loss)	(4,688)	(2,763)	13,056
Less: comprehensive (income) attributable to non-controlling interests	(298)	(207)	(3,244)
Comprehensive income (loss) attributable to shareholders of Sinovac	(4,986)	(2,970)	9,812

Earnings (loss) per share (note 22)

Basic net income (loss) per share:
Continuing operations	(0.01)	0.01	0.15
Discontinued operations	(0.01)	(0.03)	(0.02)
Basic net income (loss) per share	(0.02)	(0.02)	0.13

Diluted net income (loss) per share:
Continuing operations	(0.01)	0.01	0.15
Discontinued operations	(0.01)	(0.03)	(0.02)
Diluted net income (loss) per share	(0.02)	(0.02)	0.13

Weighted average number of shares of common stock outstanding
– Basic	56,313,927	55,681,076	55,301,276
– Diluted	56,313,927	56,114,202	55,802,338

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of U.S. dollars, expect for number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory	Retained earnings	Total	Non-
	Common stock		paid-in	translation	surplus	(accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit)	equity	interests	equity
Balance, December 31, 2012	55,091,561	$55	$106,246	$11,771	$11,808	$(12,156)	$117,724	$11,711	$129,435

Stock-based compensation (note 19)	-	-	281	-	-	-	281	-	281

Exercise of stock options (note 18)	478,800	1	848	-	-	-	849	-	849

Subscriptions received (note 18)	-	-	18	-	-	-	18	-	18

Other comprehensive income

- Other comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	-	316	316

- Other comprehensive income attributable to shareholders	-	-	-	2,370	-	-	2,370	-	2,370

Net income for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	2,928	2,928
- Net income attributable to shareholders of Sinovac	-	-	-	-	-	7,442	7,442	-	7,442

Balance, December 31, 2013	55,570,361	$56	$107,393	$14,141	$11,808	$(4,714)	$128,684	$14,955	$143,639

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated
				other
				comprehensive
			Additional	income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2013	55,570,361	$56	$107,393	$14,141	$11,808	$(4,714)	$128,684	$14,955	$143,639

Stock-based compensation (note 19)	-	-	287	-	-	-	287	-	287

Exercise of stock options (note 18)	239,300	-	512	-	-	-	512	-	512

Subscriptions received (note 18)	-	-	51	-	-	-	51	-	51

Other comprehensive loss

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(308)	(308)

- Other comprehensive loss attributable to shareholders	-	-	-	(2,119)	-	-	(2,119)	-	(2,119)

Net loss for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	515	515
- Net (loss) attributable to shareholders of Sinovac	-	-	-	-	-	(851)	(851)	-	(851)
- Transfer to statutory surplus reserves (note 20)	-	-	-	-	819	(819)	-	-	-
Balance, December 31, 2014	55,809,661	56	108,243	12,022	12,627	(6,384)	126,564	15,162	141,726

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated
				other
				comprehensive
			Additional	income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2014	55,809,661	$56	$108,243	$12,022	$12,627	$(6,384)	$126,564	$15,162	$141,726

Stock-based compensation (note 19)	-	-	952	-	-	-	952	-	952

Exercise of stock options (note 18)	367,900	-	732	-	-	-	732	-	732

Subscriptions received (note 18)	-	-	18	-	-	-	18	-	18

2015 restricted shares issued (note 18)	729,000	1	(1)	-	-	-	-	-	-

Other comprehensive loss

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(563)	(563)

- Other comprehensive loss attributable to shareholders	-	-	-	(3,912)	-	-	(3,912)	-	(3,912)

Net loss for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	862	862
- Net (loss) attributable to shareholders of Sinovac	-	-	-	-	-	(1,074)	(1,074)	-	(1,074)
- Transfer to statutory surplus reserves (note 20)	-	-	-	-	823	(823)	-	-	-
Balance, December 31, 2015	56,906,561	57	109,944	8,110	13,450	(8,281)	123,280	15,461	138,741

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2015	2014	2013

Cash flows provided by (used in) operating activities
Income from continuing operations	$515	$1,188	$11,636
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	(518)	(162)	(2,225)
- Stock-based compensation	952	287	281
- Inventory provision	1,820	1,026	1,052
- Provision (recovery) for doubtful accounts	(49)	329	(504)
- Loss on disposal and impairment of property, plant and equipment	26	74	88
- Depreciation of property, plant and equipment and amortization of licenses	6,249	7,829	6,097
- Amortization of prepaid land lease payments	261	267	311
- Government grants recognized in income	(1,637)	(104)	-
- Accretion expenses	120	114	100
Changes in:
- Accounts receivable	41	(9,691)	(7,256)
- Inventories	10	(6,130)	(7,157)
- Income tax payable	576	899	7
- Prepaid expenses and deposits	434	(506)	243
- Deferred revenue	(3,639)	601	(675)
- Accounts payable and accrued liabilities	(434)	(3,999)	4,450
- Other non-current liabilities	333	454	-
-Restricted cash	(1,677)	-	-

Net cash provided by (used in) operating activities from continuing operations	3,383	(7,524)	6,448
Net cash used in operating activities from discontinued operations	(722)	(1,123)	(872)
Net cash provided by (used in) operating activities	2,661	(8,647)	5,576

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	21,312	17,837	16,800
- Repayments of bank loans	(46,786)	(15,962)	(4,089)
- Proceeds from issuance of common stock, net of share issuance costs	732	512	814
- Proceeds from shares subscribed	18	51	18
- Government grants received	544	3,520	842
- Repayment of loan from a non-controlling shareholder	(16)	(649)	-
Net cash provided by (used in) financing activities from continuing operations	(24,196)	5,309	14,385
Net cash provided by financing activities from discontinued operations	-	-	34
Net cash provided by (used in) financing activities	(24,196)	5,309	14,419

Cash flows used in investing activities
- Proceeds from disposal of equipment	81	-	-
- Acquisition of property, plant and equipment	(5,299)	(10,913)	(5,133)
- Proceeds from disposal of subsidiary	801	-	-
Net cash used in investing activities from continuing operations	(4,417)	(10,913)	(5,133)
Net cash used in investing activities from discontinued operations	(98)	(90)	(43)
Net cash used in investing activities	(4,515)	(11,003)	(5,176)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(1,491)	(1,383)	1,182

Increase (decrease) in cash and cash equivalents, including cash classified within current assets held for sale	(27,541)	(15,724)	16,001

Less: Net increase (decrease) in cash classified within current assets assets for sale	(82)	(500)	703

Increase (decrease) in cash and cash equivalents	(27,459)	(15,224)	15,298
Cash and cash equivalents, beginning of year	91,293	106,517	91,219

Cash and cash equivalents, end of year	$63,834	$91,293	$106,517

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,722	$3,152	$2,853
Cash paid for income taxes	$2,058	$491	$-

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$2,220	$2,050	$2,015

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2015	Percentage of ownership as of December 31, 2014	Principal activities

Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company

Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 21)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products

Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”)	February 1993	PRC	100%	100%	Research and development, production and sales of vaccine products

Sinovac Biological Technology Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products

Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (note 21)	January 2010	PRC	55%	55%	Research and development, production and sales of vaccine products

Sinovac Bitomed Co., Ltd.	April 2015	PRC	100%	-	Distribution of vaccine products

2.	Significant Accounting Policies

(a)	Use of Estimates

In preparation of the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns, allowance for doubtful accounts, inventory provisions, useful lives of amortizable intangible assets, impairment of long-lived assets, fair value of options granted and related forfeiture rates, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with maturities of three months or less when purchased.

(c)	Restricted Cash

Restricted cash is cash held as collateral for transactions the Company has entered into. As of December 31, 2015, the balance of $1,626 represents cash collateral held as a guarantee of an EPI (Expanded Programme on Immunization) sales contract which is restricted until December 2016.

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

(e)	Inventories

Prior to January 1, 2015, inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost or market with respect to finished goods and work in progress. The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11 (“ASU 2015-11”), Simplifying the Measurement of Inventory, which the Company adopted on January 1, 2015. Subsequent to January 1, 2015, inventories are stated at the lower of cost or replacement cost with respect to raw materials and the lower of cost or net realizable value with respect to finished goods and work in progress. The cost of work in progress and finished goods is determined on a weighted-average cost basis and includes direct material, direct labor and overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and buildings	10 to 24 years
Machinery and equipment	8 to 10 years
Motor vehicles	4 to 5 years
Office equipment and furniture	3 to 5 years
Leasehold improvements	Lesser of useful lives and term of lease

(g)	Prepaid Land Lease Payments

Prepaid land lease payments represent amounts paid for the rights to use land in the PRC and is recorded at purchased cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the lease agreement, which is 28 to 49 years.

(h)	Licenses

The Company capitalizes the patent payment and the purchased cost of vaccines if the vaccine has received a new drug certificate from the China Food and Drug Administration (“CFDA”) of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses in relation to the production and sales of pharmaceutical products are amortized on a straight-line basis over their respective useful lives. The useful lives of inactivated hepatitis A and recombinant hepatitis A&B licenses are estimated to be ten years. Before August 15, 2012, the useful life for H5N1 licenses was estimated to be 20 years. Effective August 15, 2012, the remaining useful life was revised to three years expiring on December 29, 2015 as a result of amendment to the agreement with the licensor (note 24(c)). The weighted average useful lives of the acquired licenses are 9.16 years. Costs incurred to renew or extend the term of licenses are capitalized and amortized over the license’s useful life on a straight-line basis.

(i)	Impairment of Long-Lived Assets

Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgment had been utilized, the timing or the amount of any impairment charges could be materially different. The Company recorded impairment charges on long-lived assets for the year ended December 31, 2015 of $nil (2014 - $nil, 2013 - $57).

(j)	Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the carrying values and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the amount that is greater than 50% likely of being realized upon settlement. The Company recognizes a change in available facts after the reporting date but before issuance of the financial statements in the period when the change in facts occur, even if that new information provides a better estimate of the ultimate outcome of an uncertainty. Liabilities associated with uncertain tax positions are classified as long−term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets.

(k)	Value-added Taxes

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. Prior to July 1, 2014, the Company was subject to a VAT rate of 6%. Starting on July 1, 2014, the Company is subject to a VAT rate of 3%.

(l)	Revenue Recognition

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B and seasonal influenza vaccines are recognized when delivery has occurred and the Company estimates return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange levels as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. As of December 31, 2015, the sales return provision for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine was $5,900 (December 31, 2014 - $3,553). Private pay sales return provision of inactivated hepatitis A and combined inactivated hepatitis A&B as a percentage of sales was 13.6% and 8.6% in 2015 and 2014, respectively. The Company does not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports. As such, no sales returns are estimated for these sales. The product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because the Company generally accepts returns before the end of the flu season. As of December 31, 2015, the sales return provision for seasonal influenza vaccine returns was approximately $1,462 (December 31, 2014 - $1,320).

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

Deferred revenue is generally related to government stockpiling programs and advances received from customers. For government stockpiling programs of H5N1 vaccines, the Company generally obtains purchase authorizations from the government for a specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

(m)	Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2015, $1,389 of shipping and handling costs was included in selling, general and administrative expenses (2014 - $1,235, 2013 - $1,215).

(n)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $851 for the year ended December 31, 2015 (2014 - $268, 2013 - $474).

(o)	Research and Development

Research and development ("R&D") costs are expensed as incurred and are disclosed as a separate line item in the Company’s consolidated statements of comprehensive income (loss). R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(p)	Government Grants

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for R&D are recognized as a reduction to R&D expenses when the expenses are incurred in the same period when the conditions attached to the grants are met, or recognized as government grants recognized in income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of comprehensive income (loss), or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loans received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants. Accretion expense is recorded in interest and financing expense and the government grant will be recognized as “government grants recognized in income” in the consolidated statement of comprehensive income (loss) when the government loan is fully repaid.

(q)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred was $3,577 for the year ended December 31, 2015 (2014 - $3,338, 2013 - $3,083).

(r)	Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange gains (losses) of $(886) for the year ended December 31, 2015 (2014 - $(619), 2013 - $650).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D, Sinovac Dalian and Sinovac Bitomed are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature was $560 for year ended December 31, 2015 (2014 - $294, 2013 - $235) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(s)	Stock-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options, is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value for stock options. The Company uses the grant date stock price to determine the grant date fair value of restricted shares. The Company has elected to recognize share-based compensation costs using the straight-line method over the requisite service period with a graded vesting schedule, provided that the amount of compensation costs recognized at any date is at least equal to the portion of the grant date value of the awards that are vested at that date. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share based compensation costs are recorded net of estimated forfeitures such that expense is recorded only for those awards that are expected to vest.

(t)	Comprehensive Income (loss)

The Company’s comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

(u)	Earnings (loss) Per Share

Earnings (loss) per share is calculated in accordance with Accounting Standards Codification (“ASC”) 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of Sinovac by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(v)	Operating Leases

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(w)	Fair Value Measurements

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

As of December 31, 2015 and 2014, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

The carrying values of cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and short-term bank loans and the current portion of long-term debt approximate their fair value because of their short-term nature. The fair values of long-term bank loans and other debt are estimated based on the discounted value of future contractual cash flows which approximates their carrying value due to the fact they are predominately stated at variable rates based on the People’s Bank of China.  Fair value of the long-term bank loans and other debt are determined based on level 2 inputs.

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2015 and 2014.

(x)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. In 2015, foreign exchange gains (losses) of $(886) is included in selling, general and administrative expenses (2014- $(619), 2013 - $650). As at December 31, 2015, cash and cash equivalents of $46,923 (RMB 304 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2014 - $71,968 (RMB 447 million)).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents and restricted cash in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2015, one of the Company’s customers accounted for 14% of the Company’s total revenue. No single customer accounted for more than 10% of total sales for the years ended December 31, 2014 and 2013 except for government stockpile purchases revenue recognized in 2013. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than a loan with carrying value of $1,861 and loan from a non-controlling shareholder of $2,470 with fixed interest rates as at December 31, 2015, other interest-bearing loans are charged interest at variable rates based on the People’s Bank of China (note 11).

(y)	Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606), where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. In August 2015, the FASB issued ASU 2015-14, where the effective date of ASU 2014-09 was extended to annual periods beginning after December 15, 2018. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), Going Concern. Management of the Company will be required to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt ASU 2014-15 on January 1, 2017, and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”). The guidance would require that debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums, rather than an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact, if any, of the adoption of ASU 2015-03 on its consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes. To simplify the presentation of deferred income taxes, ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position, applicable to all entities that present a classified statement of financial position. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. While the Company is still assessing the impact on its consolidated financial statements of adopting this standard, it does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. That presentation provides financial statement users with more decision-useful information about an entity’s involvement in financial instruments. The guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 requires recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The guidance is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Compensation – Stock Compensation. Under ASU 2016-09, the Company can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

3.	Discontinued Operations

In December 2015, the Company committed to a plan to sell 100% of their equity stake in Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”) to an unrelated third-party biological technology company, for a total consideration of $2,069 (RMB 13 million). As of December 31, 2015, the Company received $776 (RMB 5.03 million) and the closing of the sale was subject to the fulfillment of several conditions. For disposal transactions that occur on or after January 1, 2015, a component of the Company is reported in discontinued operations after meeting the criteria for held-for-sale classification if the disposition represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The Company analyzed the quantitative and qualitative factors relevant to Tangshan Yian disposition transaction and determined the criteria for held-for-sale classification have been met, and the transaction represents a strategic shift where the Company is exiting the animal vaccine market and will focus on the human use vaccine market, which will have a major effect on the Company’s operations and financial results going forward. As such, the financial results of Tangshan Yian are reported within discontinued operations in the consolidated financial statements. The consolidated financial statements and amounts previously reported have been reclassified, as necessary, to conform to this presentation in accordance with ASC 205, Presentation of Financial Statements to allow for meaningful comparison of continuing operations.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Results of the discontinued operations are summarized as follows:

	For the year ended December 31,
	2015	2014	2013

Sales	$112	$169	$750
Cost of sales	406	1,017	768
Gross loss	(294)	(848)	(18)
Selling, general and administrative expenses	459	621	927
Research and development expenses	22	100	256
Total operating expenses	481	721	1,183
Operating (loss)	(775)	(1,569)	(1,201)
Other income (expense)	47	45	(65)
(Loss) before income taxes	(728)	(1,524)	(1,266)
Income tax benefit (expense)	-	-	-
(Loss) from discontinued operations, net of income tax	$(728)	$(1,524)	$(1,266)

The following table summarizes the carrying amounts of the major classes of assets and liabilities held for sale in the consolidated balance sheets as of December 31, 2015 and 2014, respectively:

	December 31,	December 31,
	2015	2014
Cash and cash equivalents	$143	$225
Prepaid land lease payments	128	144
Property, plant and equipment	1,450	2,184
Other assets held for sale	76	162
Total assets held for sale	1,797	2,715

Accounts payable and accrued liabilities	217	699
Other liabilities held for sale	26	28
Total liabilities held for sale	$243	$727

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In February 2016, the Company completed the disposal of Tangshan Yian (note 25).

4.	Restricted Cash

As of December 31, 2015, the balance of $1,626 (December 31, 2014 - nil) represents cash collateral for guarantee of an EPI sales contract, which is restricted until December 2016.

	December 31,	December 31,
	2015	2014
Restricted Cash	$1,626	$-

5.	Accounts Receivable – net

	December 31,	December 31,
	2015	2014
Trade receivables (note 11)	$40,733	$42,423
Allowance for doubtful accounts	(2,415)	(2,571)
	38,318	39,852
Other receivables	703	867
Total accounts receivable	$39,021	$40,719

Accounts receivables with a carrying value of $5,403 (RMB 35 million) were pledged as collateral for a bank loan from China Merchant Bank as of December 31, 2015 (note 11).

Accounts receivables with a carrying value of $5,641 (RMB 35 million) were pledged as collateral for a bank loan from Industrial and Commercial Bank of China as of December 31, 2014 (note 11).

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company records its allowance for doubtful accounts based upon its assessment of various factors. As of December 31, 2015, the Company provided 100% (December 31, 2014 -100%) allowance for accounts receivable aged more than four years, approximately 71.3% (December 31, 2014 - 100%) allowance for accounts receivable aged between three years and four years, approximately 38.6% (December 31, 2014 - 56.3%) allowance for accounts receivable aged between two years and three years, approximately 13.6% (December 31, 2014 - 18.5%) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (December 31, 2014 - 1.8%) allowance for accounts receivable aged less than one year.

For the year ended December 31, 2015, the Company changed its estimates of the allowance for doubtful accounts due to an improved historical trend of collecting accounts aged three years or more. The change in estimate resulted in an increase to income from continuing operations and net income attributable to shareholders of Sinovac of $375 and $274, respectively. In addition, basic and diluted earnings per share increased by $0.00 and $0.00, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,	December 31,
	2015	2014
Aging within one year, net of allowance for doubtful accounts	$34,495	$35,130

Aging greater than one year, net of allowance for doubtful accounts	3,823	4,722
Total trade receivables	$38,318	$39,852

6.	Inventories

	December 31,	December 31,
	2015	2014
Raw materials	$2,450	$2,603
Work in progress	3,636	4,056
Finished goods	12,599	12,053
Inventories	$18,685	$18,712

For the year ended December 31, 2015, the Company charged $2,154 of excessive fixed production overhead to cost of sales (2014 - $1,764, 2013 - $1,790).

For the year ended December 31, 2015, the cost of sales includes $1,820 of inventory provision for products that are likely to expire before being sold (2014 - $1,026, 2013 - $1,052).

7.	Long-term Inventories

	December 31,	December 31,
	2015	2014
Work in progress	$-	$-
Finished goods	-	2,648
Long-term Inventories	$-	$2,648

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year and not expected to be sold within one year. These vaccines are for government stockpiling purposes.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Property, Plant and Equipment

	December 31,	December 31,
	2015	2014
Cost
Construction in progress	$13,256	$8,206
Plant and buildings	30,852	32,211
Machinery and equipment	39,700	40,596
Motor vehicles	1,570	1,747
Equipment and furniture	2,566	2,542
Leasehold improvements	12,911	13,232
Total cost	$100,855	$98,534

Less: Accumulated depreciation
Construction in progress	$-	$-
Plant and buildings	8,059	6,957
Machinery and equipment	20,458	17,876
Motor vehicles	1,408	1,567
Equipment and furniture	1,830	1,707
Leasehold improvements	5,160	4,194
Total accumulated depreciation	$36,915	$32,301

Property, plant and equipment, net	$63,940	$66,233

The buildings of the Changping facilities of Sinovac Beijing with a net book value of $13,505 (RMB 87.5 million) were pledged as collateral for a bank loan from China Construction Bank (note 11).

The buildings of Sinovac Beijing with a net book value of $2,568 (RMB 16.6 million) were pledged as collateral for a bank loan from Bank of Beijing (note 11).

The buildings of Sinovac Dalian with a net book value of $5,344 (RMB 34.6 million) were pledged as collateral for a bank loan from Bank of China (note 11).

Depreciation expense for the year ended December 31, 2015 was $5,897 (2014 - $7,458, 2013 - $5,662).

Loss on disposal of equipment for the year ended December 31, 2015 was $26 (2014 - $74, 2013 - $31).

9.	Prepaid Land Lease Payments

	December 31,	December 31,
	2015	2014

Prepaid land lease payments	$11,147	$11,638
Less: accumulated amortization	1,573	1,377
Net carrying value	$9,574	$10,261

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The prepaid land lease payments of the Changping facilities of Sinovac Beijing with a net book value of $2,724 (RMB17.6 million) were pledged as collateral (note 11) for a bank loan from China Construction Bank.

The prepaid land lease payments of Sinovac Beijing with a net book value of $327 (RMB2.1 million) were pledged as collateral (note 11) for a bank loan from Bank of Beijing.

The prepaid land lease payments of Sinovac Dalian with a net book value of $3,548 (RMB23.0 million) were pledged as collateral (note 11) for a bank loan from Bank of China.

Amortization expense for prepaid land lease payments for the year ended December 31, 2015 was $261 (2014 - $267, 2013 - $311).

10.	Licenses

	December 31, 2015
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	$3,261	$3,261	$-
Combined inactivated hepatitis A&B	470	470	-
H5N1 licenses (note 24(c))	1,419	1,419	-
Total	$5,150	$5,150	$-

	December 31, 2014
		Accumulated	Net book
	Cost	amortization	value
Inactivated hepatitis A	$3,405	$3,405	$-
Combined inactivated hepatitis A&B	490	490	-
H5N1 licenses (note 24(c))	1,482	1,130	352
Total	$5,377	$5,025	$352

On August 15, 2011, the Company entered into a non-exclusive main license agreement together with three sublicense agreements with Medimmune, LLC (“Medimmune”) to use patented reverse genetics technology pertaining to virus strain production for vaccines, including the H5N1 influenza virus strain. The Company amortized the patent fee on a straight-line method basis over the estimated useful life of 20 years. On August 15, 2012, the Company entered into amendment agreements with Medimmune which amended the term of the license agreements. As for the main license agreement, the estimated useful life of the patent was revised to end on December 29, 2015. Accordingly, the estimated useful life of the patent was revised to end on December 29, 2015 (note 24(c)) which is the termination date of the main license agreement, hence the H5N1 licenses fee was fully amortized as of December 31, 2015.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Amortization expense for the licenses was $352 for the year ended December 31, 2015 (2014 - $371, 2013 - $435).

11.	Bank Loans and Other Debt

Summarized below are bank loans and other debt as of December 31, 2015 and 2014:

	December 31,
	2015	2014
China Merchants Bank (a)	$4,631	$4,835
Bank of Beijing (b)	2,933	8,059
Bank of China (c)	1,544	1,612
China Merchants Bank (d)	3,087	-
Industrial and Commercial Bank of China (d)	-	3,223
China Construction Bank (e)	7,719	-

Bank loans due within one year	19,914	17,729

China Construction Bank (f)	-	13,861
China Construction Bank (g)	-	4,044
Bank of Beijing (h)	-	11,741
Beijing Zhongguancun Development Group (i)	1,861	-

Current portion of long-term bank loans and other debt	1,861	29,646

Bank of Beijing (h)	756	-
Beijing Zhongguancun Development Group (i)	-	1,803

Long-term bank loans and other debt	756	1,803

Total bank loans and other debt	$22,531	$49,178

(a) In 2014, Sinovac Beijing entered into a bank loan with China Merchants Bank in the aggregate principal amount of $4,835 (RMB 30 million) to finance its working capital requirements, bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.9% per year. Interest was payable quarterly. The loan was drawn on March 3, 2014 and was repaid on March 2, 2015.

In 2015 Sinovac Beijing entered into a new bank loan with China Merchants Bank in the aggregate principal amount of $4,631 (RMB 30 million) to finance its working capital requirements bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.58% per year. Interest is payable quarterly. The loan was drawn on June 30, 2015 and is repayable on June 28, 2016.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) In 2014, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $8,059 (RMB 50 million) to finance its working capital requirements. The loan’s annual interest rate was 6% and was payable quarterly. The loan was drawn on August 28, 2014 and was repaid in full on August 28, 2015.

On September 18, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $7,719 (RMB 50 million) to finance its working capital requirements. The loan bears interest at 4.35% and is payable quarterly. The first $1,467 (RMB 9.5 million) was drawn on October 28, 2015 and is repayable on October 27, 2016. The second $1,466 (RMB 9.5 million) was drawn on November 30, 2015 and is repayable on November 29, 2016.

(c) On December 17, 2012, Sinovac Dalian entered into a bank loan agreement with Bank of China with a credit line of $3,223 (RMB 20 million). The loan’s annual interest rate was 7.44%. The first $806 (RMB 5 million) was drawn down on March 13, 2013 and repaid on March 12, 2014. The second $806 (RMB 5 million) was drawn down on September 24, 2013 and repaid on September 23, 2014. The third $806 (RMB 5 million) was drawn down on March 31, 2014 and was repaid on March 26, 2015. The fourth $806 (RMB 5 million) was drawn down on September 23, 2014 and was repaid in full on September 22, 2015.

On March 17, 2015, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $772 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 30% above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.955%, the interest is paid monthly, and the loan will be repaid on March 16, 2016. On October 26, 2015, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $772 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 166 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.01%, interest is paid monthly and the loan is repayable on October 26, 2016. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of $8,892 (RMB 57.6 million) were pledged as collateral.

(d) In 2014, Sinovac Beijing entered into a bank loan with Industrial and Commercial Bank of China in the aggregate principal amount of $3,223 (RMB 20 million) to finance its working capital requirements, bearing interest at 10% above the prime rate of a one-year term loan published by the People’s Bank of China at 7.5% per year. Interest was payable monthly. The loan was drawn on June 19, 2014, and guaranteed by an unrelated third party, with a guarantee fee of $64 (RMB 0.4 million) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than $5,641 (RMB 35 million) were pledged as collateral. The loan was fully repaid on June 30, 2015.

On November 5, 2015, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of $3,087 (RMB 20 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57% per year. Interest is payable quarterly. The loan is guaranteed by an unrelated third party, with a guarantee fee of $62 (RMB 0.4 million) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than $5,403 (RMB 35 million) were pledged as collateral.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) On June 4, 2015, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,719 (RMB50 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China and the interest rate of current year is 5.36%. Interest is payable monthly. The loan was drawn by three installments on June 4, 2015, June 29, 2015, and August 7, 2015, and is repayable on June 3, 2016. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 80%, the current ratio must not be lower than 0.8, contingent liabilities must not be higher than $24,830 (RMB 161 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company is in compliance with such covenants as of December 31, 2015.Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $16,229 (RMB 105.1 million) were pledged as collateral.

(f) The loan from China Construction Bank in the aggregate principal amount of $13,894 (RMB 90 million) was exclusively for the purchase of the Changping facility, bearing interest at the bank’s prime lending rate and adjusted every 12 months, at 6.4% per year. Interest was payable monthly. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $17,798 (RMB 110 million) were pledged as collateral. $322 (RMB 2 million) was repaid in 2013, $322 (RMB 2 million) was repaid in 2014, and the remaining $13,861 (RMB 86 million) was fully repaid in 2015.

(g) The total amount of the loan facility from China Construction Bank was $8,059 (RMB 50 million) for a three-year period from December 13, 2012 to December 12, 2015. The amount drawn was $4,996 (RMB 31 million) as at December 31, 2014. Interest was set at the bank’s prime lending rate at 6.15% per year. The loan was to be used exclusively for the operation and production costs of Sinovac Beijing. Interest was payable monthly. The loan was unsecured. 10% of the principal amount was repayable in 2013 and 10% of the principal amount was repayable in 2014 with the remaining principal repayable in 2015. $458 (RMB 3 million) was repaid in 2013 and $494 (RMB 3 million) was repaid in 2014, and the remaining $3,874 (RMB 25 million) was fully repaid in 2015.

(h) The loan from Bank of Beijing in the aggregate principal amount of $23,531 (RMB 146 million) with a term from May 2011 to November 2015 was for construction of the Changping facility and had a maximum credit facility amount of $32,234 (RMB 200 million). The interest was charged at the bank’s prime lending rate and adjusted every 12 months, at 6.4% per year, and was payable quarterly. The loan was repayable in four installments on May 13, 2014, November 13, 2014, May 13, 2015 and November 13, 2015. $11,790 (RMB 72.6 million) was repaid in 2014 and $11,741 (RMB 72.9 million) was repaid in 2015. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $3,285 (RMB 20.4 million) were pledged as collateral as of December 31, 2014.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On May 20, 2015, Sinovac Beijing entered into a new bank loan with Bank of Beijing in the aggregate principal amount of $7,410 (RMB 48 million) with a term from July 2015 to July 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan bears interest at the bank’s prime lending rate, at 5.25% per year. Interest is payable quarterly. The loan is repayable in four equal installments in January 2019, July 2019, January 2020 and July 2020. $756 (RMB 4.9 million) was drawn in July 2015. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $2,896 (RMB 18.8 million) were pledged as collateral as of December 31, 2015.

(i) The Loan from Beijing Zhongguancun Development Group in the aggregate principal amount of $1,934 (RMB 12 million) bearing interest currently at 0.36% per year is for the purpose of funding the EV71 vaccine research project of Sinovac Beijing. The total loan is $1,934 (RMB 12 million) of which $967 (RMB 6 million) was received in 2012 and the second $967 (RMB 6 million) was received in 2013. The loan is unsecured and repayable on February 24, 2016. Beijing Zhongguancun Development Group is entitled to 10.62% ownership of the profits, if any, generated from the intellectual property developed during the loan period. No profit-sharing payments are required to be made as no profits have been generated to date. The Company can repay the loan at any time during the loan period. The fair value differential of $358 (between the face value and the fair value using the effective interest rate method at the Company's borrowing rate of 6.9%) is recorded as a current deferred government grant as of December 31, 2015 (2014- $376) (see note 16). The loan was repaid in full on February 22, 2016.

Aggregate annual principal payments of loans payable as of December 31, 2015 are as follows:

Within 1 year	$21,775
More than 1 year	756

Total	$22,531

The weighted average effective interest rate for all short-term and loan-term bank loans was 6.0% in 2015 (2014 - 6.8%, 2013 - 6.6%). The weighted average interest rate for short-term loans was 6.0% in 2015 (2014 - 6.8%, 2013 - 7.0%). The Company incurred $2,059 in interest and financing expenses for the year ended December 31, 2015 (2014 - $3,374, 2013 - $2,942), of which $nil for the year ended December 31, 2015, was capitalized in property, plant and equipment (2014 - $nil, 2013 - $116).

12.	Related Party Transactions and Balances

(a)	Loan from a non-controlling shareholder

	December 31,	December 31,
	2015	2014

Loan - current	$2,470	$2,595

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, which is unsecured, bearing interest at 7.2% per year. Interest expense was $183 in 2015 (2014 - $221, 2013 - $237). Interest is payable monthly. As of December 31, 2015, $nil of interest payable is included in loan from a non-controlling shareholder (December 31, 2014 - $16). $199, $649 (RMB 4 million) and $237K were repaid for the years ended December 31, 2015, 2014 and 2013, respectively.

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2015	2014	2013
Rent expenses payable to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$852	$869	$847

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

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $325 (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $161 (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, the Company entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

Included in current and long-term prepaid expenses and deposits as at December 31, 2015, is $377 (RMB 2.4 million) (December 31, 2014-$389 (RMB 2.4 million)), representing prepaid lease payments made to SinoBioway.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Accounts Payable and Accrued Liabilities

	December 31, 2015	December 31, 2014
Trade payables	$1,715	$3,033
Machinery and equipment payables	2,220	2,050
Accrued expenses	9,647	8,330
Value added tax payable	260	200
Other tax payable	183	171
Withholding tax payable	238	338
Bonus and benefit payables	5,231	5,626
Other payables	3,030	2,790
Total	$22,524	$22,538

14.	Income Taxes

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

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing. Sinovac Beijing, being reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2014 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2014 to 2016.

The Company’s income before income tax from continuing operations consists of:

	For the year ended December 31,
	2015	2014	2013

Non-PRC	$(2,802)	$(1,336)	$(65)
PRC	5,833	3,982	9,476
Total	$3,031	$2,646	$9,411

The Company’s (loss) before income tax from discontinued operations consists of:

	For the year ended December 31,
	2015	2014	2013

Non-PRC	$-	$-	$-
PRC	(728)	(1,524)	(1,266)
Total	$(728)	$(1,524)	$(1,266)

Income taxes that are attributed to the discontinued operations in China were $nil for all the periods presented.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The benefit (provision) for income taxes for the years ended December 31, 2015, 2014 and 2013 was allocated between continuing operations and discontinued operations as follows:

	For the year ended December 31,
	2015	2014	2013

Continuing operations	$(2,516)	$(1,458)	$2,225
Discontinued operations	-	-	-
Total	$(2,516)	$(1,458)	$2,225

Income taxes are attributed to the continuing operations in China and consist of:

	For the year ended December 31,
	2015	2014	2013

Current	$(3,034)	$(1,620)	$-
Deferred	518	162	2,225
Total income tax benefit (expense)	$(2,516)	$(1,458)	$2,225

The following is a reconciliation of the Company’s total income tax benefit (expense) to the amount computed by applying the PRC statutory income tax rate of 25% to its income from continuing operations before income taxes for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015	2014	2013
Income from continuing operations before income taxes	$3,031	$2,646	$9,411
Income tax expense at the PRC statutory rate	(758)	(662)	(2,352)
International tax rate differential	(701)	(334)	(16)
Super deduction for research and development expenses	463	605	332
Non-deductible expenses	(900)	(524)	(159)
Other adjustments	139	(89)	297
Effect of preferential tax rate	1,350	901	1,573
Change in valuation allowance	(1,618)	(1,249)	2,550
Effect of PRC withholding tax	(89)	(106)	-
Effect of prior years’ income tax arising from tax inspection	(402)	-	-
Income tax benefit (expense)	$(2,516)	$(1,458)	$2,225

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences from continuing operations that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2015	2014
Accrued expenses	$2,551	$2,410
Inventories	266	72
Prepaid expenses and deposits	-	(6)
Deferred government grants	203	12
Less: valuation allowance	(417)	(222)
Deferred tax assets, current portion	$2,603	$2,266

Fixed assets	1,664	1,105
Deferred government grants	259	428
Tax losses carried forward	9,867	8,665
Less: valuation allowance	(11,197)	(9,683)
Deferred tax assets, non-current portion	$593	$515

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $11,614 as of December 31, 2015 ( December 31, 2014 - $9,905).

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

Tax losses of the Company’s PRC subsidiaries in the amount of $39,466 (RMB 238 million) as of December 31, 2015 will expire from 2016 to 2020.

As of December 31, 2015, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $10,733, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2015, the amount of unrecognized deferred tax liability ranges from $537 to $1,073.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2015	2014	2013
Balance at January 1	454	350	335
Additions for tax positions of the current year	159	160	15
Additions for tax positions of the prior years	281	-	-
Settlement with the taxing authority	(103)	-	-
Lapse of statute of limitations	(35)	(56)	-
Balance at December 31	$756	$454	$350

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as part of its income tax expenses. The Company did not record any interest and penalties for the periods presented. The PRC tax law provides statute of limitations ranging from 3 to 5 years and for transfer pricing related matters, it could be extended to 10 years. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2005.

As of December 31, 2015, the Company had unrecognized tax benefits of approximately $756 (December 31, 2014 - $454, December 31, 2013 - $350) and such balance was included in “other non-current liabilities”. As of December 31, 2015, unrecognized tax benefits amounting to $607 would affect the effective tax rate if recognized (December 31, 2014 - $454, December 31, 2013 - $350). In February 2015, a local taxing authority initiated a tax audit on one of the Company’s PRC subsidiaries for the year ended December 31, 2013. The local taxing authority completed the audit in September 2015 and disallowed the deductibility of certain expenses of the concerned subsidiary. The Company paid $397 income tax expenses as a result of the tax audit. The potential tax exposures of the related open tax years for similar expenses were $281, which was recorded as unrecognized tax benefits as of December 31, 2015. The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

15.	Deferred Revenue

Current deferred revenue included $6,549 received from the Chinese government for stockpiling of H5N1 vaccines (December 31, 2014 - $3,546) that expire within one year and $1,595 of advances from customers (December 31, 2014 - $1,450).

No long-term deferred revenue was received from the Chinese government for stockpiling of H5N1 vaccines as of December 31, 2015 (December 31, 2014 -$7,191).

16.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”), or investment in building or improving production facility. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred or those recognized as government grant income. The Company received $236 (RMB 1.5 million) of government grant in 2015 (2014 - $3,496 (RMB 21.6 million), 2013 - $842 (RMB 5.2 million)). In addition, the Company received $308 (RMB 1.9 million), $24 (RMB 0.1 million ) and $nil interest subsidy, rental fee subsidy and other government grants recognized in the statements of comprehensive income (loss) in 2015, 2014 and 2013, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized below are deferred government grants as of December 31, 2015 and 2014:

	December 31,	December 31,
	2015	2014
Construction of a pandemic influenza vaccine plant and buildings (a)	$278	$290
Purchasing equipment for H1N1 vaccine production (b)	137	143
Purchasing equipment for H5N1 vaccine production (c)	15	16
EV71 vaccine production facility (d)	259	-
Research and development for EV71 (e)	77	-
Loan from Zhongguancun Development Group (f)	358	-
Others (g)	78	81
Current deferred government grants	1,202	530
Construction of a pandemic influenza vaccine plant and buildings (a)	848	1,176
Purchasing equipment for H1N1 vaccine production (b)	330	488
Purchasing equipment for H5N1 vaccine production (c)	46	64
EV71 vaccine production facility (d)	2,828	3,223
Research and development for EV71 (e)	-	1,524
Loan from Zhongguancun Development Group (f)	-	376
Others (g)	678	643
Non-current deferred government grants	4,730	7,494
Total deferred government grants	$5,932	$8,024

(a) Deferred government grants included $1,126 (RMB 7.3 million) representing the unamortized portion of the amount that the Company received in 2007 for construction of a pandemic influenza vaccine plant and buildings of RMB 20 million (December 31, 2014 - $1,466 (RMB 9.1 million)). $278 (RMB 1.8 million) which will be amortized in 2016 was included in the current portion and $848 (RMB 5.5 million) which will be amortized after 2016 was included in the non-current portion of the deferred government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. The Company has fulfilled the conditions attached to the government grant. Government grant relating to these production facilities of $287, $290 and $237 for the years ended December 31, 2015, 2014 and 2013 were recorded as a reduction to depreciation expense for those respective years.

(b) Deferred government grants also included $467 (RMB 3.0 million) being the unamortized portion of the amount that the Company received in 2009 for purchasing equipment for H1N1 vaccine production with a total amount of $999 (RMB 6.2 million). The amount of $137 (RMB 0.8 million) which will be recognized in 2016 was included in the current portion and the amount of $330 (RMB 2.2 million) which will be recognized after 2016 was included in the non-current portion of deferred government grants. The Company has fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $141, $143 and $119 for the years ended December 31, 2015, 2014 and 2013 were recorded as a reduction to the related depreciation expense.

(c) Deferred government grants also included $61 (RMB 0.4 million) being the unamortized portion of the amount that the Company received in 2013 for purchasing equipment for H5N1 vaccine production. The Company has fulfilled the conditions attached to the government grant. The amount of $15 (RMB 0.1 million) which will be amortized in 2016 was included in the current portion and the amount of $46 (RMB 0.3 million) which will be amortized after 2016 was included in the non-current portion of deferred government grants. Government grant relating to this production facility of $16, $16 and $16 for the years ended December 31, 2015, 2014 and 2013, respectively, were recorded as a reduction to the related depreciation expense.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) The Company received a government grant in the amount of $3,087 (RMB 20 million) for equipment purchase and construction of the Enterovirus 71 ("EV71") vaccine production facility. As of December 31, 2015, the Company has not fulfilled the conditions attached to the government grant. The Company obtained the Good Manufacturing Practices (“GMP”) certificate of its EV71 vaccine issued by the CFDA in January 2016, which was the final major condition attached to the grant. The amount of $259 (RMB 1.7 million) which will be amortized in 2016 was included in the current portion and the amount of $2,828 (RMB 18.3 million) which will be amortized after 2016 was included in the non-current portion of deferred government grants.

(e) Deferred government grants also included $77 (RMB 0.5 million) that the Company received in 2015 for EV71 research and development. As the Company has obtained the GMP certificate of its EV71 vaccine issued by the CFDA in January 2016 and is expected to fulfill the conditions within one year, the grant is recorded as a current deferred government grant. As of December 31, 2015, the Company has obtained the new drug certificate and production license of EV71 vaccine issued by the CFDA, and has fulfilled the conditions attached to three government grants received in prior years for EV71 research and development with a total amount of $1,598 (RMB 10 million). These grants were recognized as government grant recognized in income for the year ended December 31, 2015.

(f) The Company received a loan of $1,934 (RMB 12 million) bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company's borrowing rate of 6.9%) is recorded as current deferred government grant of $358 (December 31, 2014 - $376) (see note 11), since the loan will mature in 2016. The Company has repaid the loan in full in February 2016.

(g) Deferred government grants also included $756 (RMB 4.9 million) in relation to four other research projects. As of December 31, 2015, the conditions attached to three of the four government grants totalling $678 (RMB 4.4 million) have not been fulfilled by the Company. As the Company does not expect to fulfill the conditions within one year, these grants are recorded as non-current deferred government grants (December 31, 2014 - $642 (RMB 4 million)). The Company expects to fulfil the conditions attached to one of the four grants and recorded $78 (RMB 0.5 million) as a current deferred government grant (December 31, 2014 - $81 (RMB 0.5 million)).

17.	Commitments and Contingencies

(a)	Operating Lease Commitments

The Company leases production plant and laboratory under operating leases from its related parties (note 12(b)). Rental expense amounted to $852 for the year ended December 31, 2015 (2014 - $869, 2013 - $847).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Minimum future rental payments under operating leases to related parties for the years ending December 31 are as follows:

2016	$852
2017	852
2018	852
2019	852
2020	852
Thereafter	8,601
Total minimum future payments	$12,861

(b)	Other Commitments

In addition to commitments disclosed in note 24, commitments related to R&D expenditures are $441 as at December 31, 2015.

Commitments related to capital expenditures for the Company’s Sabin Inactivated Polio vaccine, pneumococcal polysaccharide vaccine and varicella vaccine production facilities are approximately $1,726 as at December 31, 2015.

18.	Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2015 and 2014, there were 56,906,561 and 55,809,661 shares of common stock outstanding, respectively. As of December 31, 2015 and 2014, there was no preferred stock issued and outstanding.

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

In 2015, the Company issued 115,500 shares of common stock on the exercise of employee stock options with exercise price of $1.60 per share and 252,400 shares of common stock on the exercise of employee stock options with exercise price of $2.37 per share, for total proceeds of $732. The Company received further cash proceeds of $18 on the exercise of stock option for which the shares were issued subsequent to December 31, 2015.

In May 2015, the Company granted 729,000 restricted shares at par value of $0.001 for total proceeds of $1 to directors, officers and employees of the Company.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Stock Options

(a)	Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2015, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

In December 2011, the Company granted 767,000 options to employees with an exercise price of $2.37, being the quoted market price of the Company’s shares at the time of grant. 10% of the options vest every three months from December 26, 2012 to March 26, 2015 and expire on December 25, 2017. This grant was fully vested on March 26, 2015.

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

On August 22, 2012, the board of directors approved a new stock option plan (the “2012 Plan”), which allowed the Company to issue up to 4,000,000 options for common shares and restricted shares of the Company to directors, officers, employees and consultants of the Company. Each stock option entitles its holder to purchase one share of common stock of the Company. Options and restricted shares may be granted for a term not exceeding 10 years from the date of grant. The 2012 Plan is administered by the board of directors. The 2012 Plan will expire on August 22, 2022. Any awards that are outstanding on August 22, 2022 will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

On May 1, 2015, the Company granted 729,000 restricted shares at par value of $0.001 and 1,341,000 options under the 2012 Plan with an exercise price of $4.98, being the quoted market price of the Company’s shares at the time of grant. The options will expire on April 30, 2023. One-fifth (1/5) of the restricted shares and options shall vest on the first, second, third, fourth and fifth anniversaries of date of grant, respectively. The restricted shares are not subject to any restriction on transfer and repurchase after they are vested.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Valuation Assumptions

The following assumptions were used in determining the fair value of stock options under the Black-Scholes option-pricing model for grants under the 2012 Plan:

	2015	2014	2013
Expected volatility	51.42%	-	-
Risk-free interest rate	1.5%	-	-
Expected life (years)	5.5	-	-
Dividend yield	0%	-	-
Estimated forfeiture rate	7%	-	-

The weighted average fair value of options granted for the year ended December 31, 2015 was $2.37 per option (2014 - $nil, 2013 - $nil).

Expected volatility is estimated based on the Company’s historical stock prices. Computation of expected life was estimated using simplified method for “plain-vanilla” options as the Company considers the options granted to have “plain-vanilla” characteristics. The risk-free interest rates for the period within the contractual life of the awards are based on the U.S. Treasury yield in effect at the time of grant. Estimated forfeiture rates are determined based on expected future employee behaviour.

The fair value of restricted shares is based on the fair market value of the underlying common stock on the date of the grant.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Stock-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
	of Options	($/option)	($)
Outstanding as at January 1, 2015	637,200	$2.09	$1,997,644
Granted	1,341,000	4.98	-
Exercised	(367,900)	2.13	-
Forfeited / Expired	(129,900)	1.71	-
Outstanding as at December 31, 2015	1,480,400	$4.73	$1,459,330

Vested and expected to vest at December 31, 2015	1,386,530	$4.72	$1,389,866
Exercisable as at December 31, 2015	139,400	$2.37	$466,990

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted shares	Weighted Average Grant Date Fair Value ($)

Non-vested as at January 1, 2015	—	$—
Granted	729,000	4.98
Vested	—	—
Forfeited / Expired	—	—
Non-vested as at December 31, 2015	729,000	$4.98

As at December 31,2015

Exercise	Number of Options	Remaining Average Contractual	Average Exercise	Number of Options	Remaining Contractual	Average Exercise
Prices	Outstanding	Life (years)	Price	Exercisable	Life (years)	Price
($/option)			($/option)			($/option)

$2.37	139,400	1.99	$2.37	139,400	1.99	$2.37
$4.98	1,341,000	7.33	$4.98	-	-	-
	1,480,400	6.83		139,400	1.99	$2.37

Stock-based compensation expense, included in cost of sales, selling, general and administrative expenses, and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $952 in 2015 (2014 - $287, 2013 - $281). As of December 31, 2015, there was $2,557and $2,921 of unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, respectively, granted under the 2012 Plan, which will be recognized over a weighted average period of 52 months, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan was $1,118 for year ended December 31, 2015, determined as of the date of option exercise (2014 - $840, 2013 - $1,344).

The estimated fair value of stock options vested during the year ended December 31, 2015 was $104 (2014 - $414, 2013 - $420).

20.	Statutory surplus reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as at December 31, 2015 is $13,450 (2014 - $12,627).

For the year ended December 31, 2015, Sinovac Beijing appropriated 10% (2014 - 10%, 2013 - 0%) of its after-tax profit, determined under PRC GAAP, to the statutory surplus reserves. For the year ended December 31, 2015, statutory surplus reserves appropriated are $823 (RMB 5.2 million) (2014 - $819, 2013 - $nil).

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D, Sinovac Dalian and Sinovac Biomed can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under PRC GAAP to a staff welfare and bonus fund which shall be utilized for collective staff benefits. For the year ended December 31, 2015, the amount is $nil for contribution to such fund (2014 - $nil, 2013 - $nil). The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Tangshan Yian recorded a net loss for each of the three years in the period ended December 31, 2015, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Sinovac R&D, Sinovac Dalian and Sionvac Biomed have not made any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. Dividends declared in 2015 was $nil to the non-controlling shareholder of Sinovac Beijing (2014 - $nil, 2013 - $nil). As of December 31, 2015, the Company has $nil dividend payable (December 31, 2014 - $nil).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totalling $77,511 (RMB 502 million) as of December 31, 2015 (December 31, 2014, $80,091 (RMB 497 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2015, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $66,590 (December 31, 2014 - $61,345).

21.	Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On October 1, 2011, the Company increased its ownership in Sinovac Beijing by an additional 1.53% by contributing the dividends declared to Sinovac Hong Kong but unpaid in the amount of $2,998 (RMB 18.6 million). An adjustment of $258 (RMB 1.6 million) resulted from the difference between the adjustment to the carrying amount of the non-controlling interest in Sinovac Beijing and the consideration that was charged to additional paid-in capital. The non-controlling interest in Sinovac Beijing was 28.44% prior to October 1, 2011 and was 26.91% after October 1, 2011. On April 8, 2013, SinoBioway transferred its 26.91% equity interests in Sinovac Beijing to SinoBioway Bio-medicine Co., Ltd, (formerly named Xiamen Bioway Biotech Co., Ltd.), a company owned by SinoBioway. There was no change to the composition of the board of directors of Sinovac Beijing after the completion of the transaction. The non-controlling interest in Sinovac Dalian was 45% as of December 31, 2015 and December 31, 2014.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	Earnings (loss) per Share

The following table sets forth the computation of basic and diluted income (loss) attributable to shareholders of Sinovac per share::

For the year ended December 31	2015	2014	2013
Numerator
Income (loss) from continuing operations	515	1,188	11,636
Less: Income (loss) attributable to non-controlling interests	861	515	2,928
Income (loss) attributable to shareholders of Sinovac from continuing operations	(346)	673	8,708
Income (loss) attributable to shareholders of Sinovac from discontinued operations	(728)	(1,524)	(1,266)
Net income (loss) attributable to shareholders of Sinovac	(1,074)	(851)	7,442

Denominator
Basic weighted average number of common shares outstanding	56,313,927	55,681,076	55,301,276
Dilutive effect of stock options	-	433,126	501,062
Diluted weighted average number of common shares outstanding	56,313,927	56,114,202	55,802,338

Basic net income (loss) per share
Continuing operations	(0.01)	0.01	0.15
Discontinued operations	(0.01)	(0.03)	(0.02)
Basic net income (loss) per share	(0.02)	(0.02)	0.13

Diluted net income (loss) per share
Continuing operations	(0.01)	0.01	0.15
Discontinued operations	(0.01)	(0.03)	(0.02)
Diluted net income (loss) per share	(0.02)	(0.02)	0.13

Anti-dilutive options were not included in the diluted EPS calculation for the year ended December 31, 2015.

Anti-dilutive non-vested restricted shares were not included in the diluted EPS calculation for the year ended December 31, 2015.

23.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $73,514 including prepaid land lease payments, property, plant and equipment and licenses are all located in mainland China (December 31, 2014 - $76,846). The Company’s total assets by geographic location are as follows:

	December 31, 2015	December 31, 2014
Assets
Mainland China	$173,629	$207,645
Hong Kong	29,355	30,885
Total	$202,984	$238,530

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2015	2014	2013
Sales
Inactivated hepatitis vaccines	$49,416	$48,450	$47,202
Influenza vaccines	12,674	12,131	12,156
H5N1	3,852	201	10,736
Mumps	1,472	2,150	1,680
Total	$67,414	$62,932	$71,774

For the year ended December 31, 2015, one of the Company’s customer accounted for 14% of the Company’s total vaccines revenue, at $9,128. The H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H5N1 vaccines are dependent on government stockpiling purchases.

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2015	2014	2013
Sales
Mainland China	$66,779	$61,955	$70,647
Foreign countries	635	977	1,127
Total	$67,414	$62,932	$71,774

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	Collaboration Agreements

(a)	On March 12, 2009, the Company entered into a technology transfer agreement (with an amendment agreement entered on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjing Cansino will transfer the technology related to pneumococcal vaccine to the Company and jointly develop the technology with the Company. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000 and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $300 for the transfer of an additional six serotypes and related technology. As of December 31, 2015, the Company made total milestone payments of $1,200 ($1,000 under the March 12, 2009 agreement and $200 under the December 14, 2011 amendment). The remaining milestone payments will be paid when the Company achieves each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

On January 29, 2015, the Company entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. The Company made a payment of $300 and recorded it in R&D expenses in March 2015 (2014 - $nil, 2013 - $nil).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license issue royalty of $9 for the year ended December 31, 2015 as R&D expenses (2014 - $8, 2013 - $21).

(c)	On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses of H5N1 vaccines from the Chinese government. For the year ended December 31, 2013, royalties of $1,036 was capitalized as inventory costs and included in accounts payable and accrued liabilities, which was paid in May 2014. No royalties were incurred for the years ended December 31, 2015 and 2014, respectively.

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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded an entrance fee of $665 (€0.5 million) for the year ended December 31, 2014 as research and development expense. The Company also recorded $125 (€94) for payment made to INTRAVACC for use of sIPV viral seeds in R&D expenses for the year ended December 31, 2014. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2015.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles.

25.	Subsequent Events

In February 2016, the Company completed the disposal of Tangshan Yian.

In March 2016, the Company adopted a shareholder rights plan (the “Rights Plan”). Pursuant to the Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the Company’s common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Company’s common shares, in each case, without the approval of the Company’s board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $30.00, one one-thousandth of a share of the newly created series A junior participating preferred shares of the Company, or the Series A Preferred Shares.  Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. The Company’s board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. The Company refers to the person who acquired 15% or more of the outstanding common shares of the Company as the “acquiring person.”

26.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$331	$997
Prepaid expenses and other receivables	70	9
Amount due from subsidiaries	66,032	69,824
Dividend receivables	21,280	21,280
Total current assets	87,713	92,110
Investment in subsidiaries	41,711	38,616
Total assets	$129,424	$130,726

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other payables	$666	$584
Amount due to subsidiaries	5,478	3,578

Total current liabilities	6,144	4,162

Total liabilities	$6,144	$4,162

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	57	56
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 56,906,561 (2014 – 55,809,661)
Additional paid-in capital	109,944	108,243
Accumulated other comprehensive income	8,110	12,022
Retained earnings	5,169	6,243
Total stockholders' equity	123,280	126,564

Total liabilities and equity	$129,424	$130,726

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2015	2014	2013

Selling, general and administrative expenses	2,563	2,466	2,710

Total operating expenses	2,563	2,466	2,710
Loss from operations	(2,563)	(2,466)	(2,710)
Other expense	(5,053)	-	-
Interest income	413	759	755

Equity earnings of subsidiaries, net of tax	6,129	856	9,397

Net income (loss)	(1,074)	(851)	7,442

Other comprehensive income (loss), net of tax of nil	-	-	-

Foreign currency translation adjustments	(3,912)	(2,119)	2,370

Total comprehensive income (loss)	$(4,986)	$(2,970)	$9,812

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2015	2014	2013
Cash flows provided by (used in) operating activities
Net income (loss)	$(1,074)	$(851)	$7,442
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
-stock-based compensation	952	287	281
-equity in (earnings) of subsidiaries	(6,129)	(856)	(9,397)
Changes in:
- Amount due from subsidiaries	3,792	(1,304)	2,505
- Prepaid expenses and other receivables	(61)	114	59
- Dividend receivables	-	-	1,043
- Amount due to subsidiaries	1,900	1,815	1,130
- Accrued expenses and other payables	82	(336)	(776)

Net cash provided by (used in) operating activities	(538)	(1,131)	2,287

Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	732	512	848
- Proceeds from shares subscribed	18	51	18

Net cash provided by financing activities	750	563	866

Cash flows provided by (used in) investing activities
-Investment in subsidiaries	(878)	165	(4,042)

Net cash provided (used in) investing activities	(878)	165	(4,042)

Decrease in cash and cash equivalents	(666)	(403)	(889)

Cash and cash equivalents, beginning of year	997	1,400	2,289

Cash and cash equivalents, end of year	$331	$997	$1,400

(a) Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries.

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income (loss) as “Equity earnings (losses) of subsidiaries” in the statements of comprehensive income (loss).

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 20). The subsidiaries did not pay any dividends to the Company for the years presented.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 17 and 24).