Form 20-F
period 2016-12-31
SINOVAC BIOTECH LTD
filed 2017-11-22
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

57,011,761 common shares as of December 31, 2016

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

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

Explanatory Note

The consolidated financial statements and other financial information in this annual report on Form 20-F (i) include our consolidated financial statements as of and for the year ended December 31, 2016, and (ii) reflect a restatement of our consolidated financial statements as of and for each of the years ended December 31, 2014 and 2015, and related disclosures. In connection with a transaction review for an internal investigation in response to a media article published and the allegations in a research report that the Company’s Chief Executive Officer was involved in the bribery of the former Deputy Director General of the Center for Drug Evaluation (“CDE”) under the Chinese Food and Drug Administration (“CFDA”) and certain judgments based on bribery charges by Chinese courts in four provinces against officials of the Chinese Center for Disease Control that referenced eight of the Company’s former and current salespersons, none of whom were charged with any wrongdoing, we corrected the errors with respect to (i) individual income tax withheld for non-routine benefits for employees and (ii) the classification of entertainment expenses and the related corporate income tax impact and have rectified these errors in our previously issued financial statements. Accordingly, we restated our consolidated financial statements for the years ended December 31, 2014 and 2015.

Individual Income Tax

We provide certain benefits to our employees on a non-routine basis and incorrectly captured such expenses in the expense accounts of office expense or conference expense. In accordance with the Law of the People’s Republic of China on Enterprise Income Tax and Regulations for Implementation of the Law of the PRC on Individual Income Tax, such expenses are deductible for corporate income tax purpose but we are required to withhold individual income taxes for employees receiving such benefits. We reviewed and discovered that for certain non-routine benefits for employees we had not withheld related individual income tax. The individual income taxes withheld and related late payment charges should be included in accounts payable and accrued liabilities and other non-current liabilities on the balance sheets and be included in the employee expenses under selling, general and administrative expenses and other expenses in the statements of comprehensive income (loss).

As of December 31, 2015, the correction of the error increased accounts payable and accrued liabilities by $65,000, increased other non-current liabilities by $0.6 million, and increased accumulated deficit by $0.6 million. For historical periods prior to 2015, the correction of the error increased our accumulated deficit as of January 1, 2015 by $0.5 million.

For the year ended December 31, 2015, the correction of the error increased selling, general and administrative expenses by $52,000 and increased other expenses by $75,000. For the year ended December 31, 2014, the correction of the error increased selling, general and administrative expenses by $0.1 million and increased other expenses by $44,000.

Entertainment Expenses and Related Corporate Income Tax

We discovered that certain expenses previously classified as general business expenses should have been classified as entertainment expenses. This reclassification does not impact selling, general and administrative expenses in our consolidated financial statements, however, entertainment expenses were not deductible for corporate income tax purposes for the amount exceeding a specific cap under the Law of the People’s Republic of China on Enterprise Income Tax. The additional corporate income tax and late payment charges resulting from these non-deductible expenses should be included in other non-current liabilities on the balance sheets and included in income tax expense and other expenses in the statements of comprehensive income (loss).

As of December 31, 2015, the correction of the error increased other non-current liabilities by $1.4 million, and increased accumulated deficit by $1.5 million. For historical periods prior to 2015, the correction of the error increased our accumulated deficit as of January 1, 2015 by $1.1 million.

For the year ended December 31, 2015, the correction of the error increased income tax expenses by $0.3 million and increased other expenses by $55,000. For the year ended December 31, 2014, the correction of the error increased income tax expenses by $0.7 million and decreased other expenses by $5,000.

Other Adjustments

Along with the restatement of our consolidated financial statements in connection with the errors discussed above, we have recorded adjustments for certain previously identified immaterial errors related to the periods presented. When these financial statements were originally issued, we assessed their impact and concluded that they were not material to our consolidated financial statements for the years ended December 31, 2014 and 2015. However, in conjunction with the restatement of our consolidated financial statements described above, we have determined that it would be appropriate to make adjustments for such previously unrecorded adjustments.

For more information about the restatement and the related adjustments, see Note 2. “RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS” of our consolidated financial statements included elsewhere in this annual report on Form 20-F. The combined impact of the adjustments to the applicable line items in our consolidated financial statements for the periods presented are provided in the tables included in this Note 2.

Our shareholders should no longer rely on our financial statements included in our previous annual reports filed on Form 20-F, to the extent relevant to the restatement herein.

In connection with the restatement, our management has considered our assessment of the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our management has concluded that, the Company 1) did not design controls to identify, assess and review provision of non-routine benefits for employees and the related individual income tax withholding obligations, and 2) did not design effective controls over the expense authorization and reimbursement process to obtain adequate supporting documentation to facilitate review and approval of expenses and to evaluate the nature of such expenses in order to (i) assess corresponding corporate income tax impacts, if any, and (ii) prevent or detect possible non-compliance with anti-bribery and bookkeeping provisions of the Foreign Corrupt Practices Act. We concluded that each of the deficiencies represented a material weakness in our internal control over financial reporting. As a result, our management concluded that as of December 31, 2016, our internal control over financial reporting and disclosure controls and procedures were not effective. For a discussion of management’s consideration of our company’s disclosure controls and procedures and the material weakness we identified, see “Item 3. Key Information — D. Risk Factors —Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.” and “Item 15. Controls and Procedures” included in this annual report on Form 20-F.

The following items in this annual report on Form 20-F contain financial information that have been amended principally as a result of, and to reflect, the restatement of our consolidated financial statements:

Part I, Item 3. Key Information — A. Selected Financial Data

Part I, Item 5. Operating and Financial Review and Prospects

Part II, Item 15. Controls and Procedures

Part II, Item 18. Financial Statements

The restatement of our consolidated financial statements reflected in this annual report on Form 20-F shall not be deemed an admission that the historical annual reports on Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2016, which was RMB6.9430 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On November 17, 2017, the noon buying rate was RMB6.6245 to $1.00.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the fiscal years ended December 31, 2016, 2015 and 2014, and consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2013 and 2012 and consolidated balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this annual report, and have been restated due to the correction of errors with respect to (i) individual income tax withheld for non-routine benefits for employees, (ii) the corporate income tax impact on entertainment expenses and (iii) other adjustments, as described in “Explanatory Note”.

Our historical results do not necessarily indicate results expected for any future periods.

Consolidated statements of	Year ended December 31,
Comprehensive income (loss) data	2016	2015	2014	2013	2012
		(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands except share and per share data)
Sales	$72,431	$67,414	$62,932	$71,774	$49,299
Cost of sales(1)	22,393	18,408	15,476	20,588	17,176
Gross profit	50,038	49,006	47,456	51,186	32,123
Operating expenses:
Selling, general and administrative expenses(1)	41,980	37,481	34,338	34,114	31,980
Provision (recovery) for doubtful accounts	1,412	(49)	329	(504)	(874)
Research and development expenses(1)	12,648	9,490	10,934	8,128	16,703
Loss on disposal and impairment of property, plant and equipment	478	26	74	31	663
Government grants recognized in income	(6,984)	(1,637)	(104)	-	(349)
Total operating expenses	49,534	45,311	45,571	41,769	48,123
Operating income (loss)	504	3,695	1,885	9,417	(16,000)
Interest and financing expenses	(1,729)	(1,920)	(3,407)	(3,031)	(774)
Interest income	731	1,155	2,684	2,167	2,365
Other income (expenses)	100	(174)	1,186	392	(207)
Income (loss) before income taxes and non-controlling interests	(394)	2,756	2,348	8,945	(14,616)
Income tax benefit (expenses)	(2,664)	(2,985)	(2,069)	2,325	876
Income (loss) from continuing operations	(3,058)	(229)	279	11,270	(13,740)
Income (loss) from discontinued operations, net of tax - nil	2,338	(728)	(1,524)	(1,266)	(4,589)
Net income (loss)	(720)	(957)	(1,245)	10,004	(18,329)
Less: (income) loss attributable to non-controlling interests	124	(459)	(270)	(2,900)	3,854
Net income (loss) attributable to shareholders of Sinovac	(596)	(1,416)	(1,515)	7,104	(14,475)
Comprehensive income (loss)	(9,563)	(5,342)	(3,648)	12,674	(16,303)
Less: comprehensive (income) loss attributable to non-controlling interests	953	82	35	(3,218)	3,622
Comprehensive income (loss) attributable to shareholders of Sinovac	$(8,610)	$(5,260)	$(3,613)	$9,456	$(12,681)
Weighted average number of common shares outstanding
- basic	56,949,083	56,313,927	55,681,076	55,301,276	54,926,440
- diluted	56,949,083	56,313,927	56,114,202	55,802,338	54,926,440
Earnings (loss) per share

Basic net income (loss) per share:
Continuing operations	(0.05)	(0.02)	0.00	0.15	(0.18)
Discontinued operations	0.04	(0.01)	(0.03)	(0.02)	(0.08)
Basic net income (loss) per share	(0.01)	(0.03)	(0.03)	0.13	(0.26)

Diluted net income (loss) per share:
Continuing operations	(0.05)	(0.02)	0.00	0.15	(0.18)
Discontinued operations	0.04	(0.01)	(0.03)	(0.02)	(0.08)
Diluted net income (loss) per share	(0.01)	(0.03)	(0.03)	0.13	(0.26)

Weighted average number of shares of common stock outstanding
– Basic	56,949,083	56,313,927	55,681,076	55,301,276	54,926,440
– Diluted	56,949,083	56,313,927	56,114,202	55,802,338	54,926,440
Supplemental information(2)
Non-GAAP EBITDA	8,223	11,166	10,276	16,151	(11,677)
Non-GAAP net income (loss) from continuing operations	293	1,588	1,283	10,901	(13,669)
Non-GAAP diluted EPS from continuing operations	0.01	0.01	0.02	0.14	(0.18)

(1)	Includes share-based compensation of $2.4 million, $1.0 million, $0.3 million, $0.3 million and $0.3 million in 2016, 2015, 2014, 2013 and 2012, respectively.

(2)	See “Non-GAAP Measures” below.

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

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

The table below sets forth a reconciliation of our income (loss) from continuing operations to non-GAAP EBITDA for the periods indicated:

	Year ended December 31,
	2016	2015	2014	2013	2012
		(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands)
Income (loss) from continuing operations	$(3,058)	$(229)	$279	$11,270	$(13,740)
Adjustments:
Share-based compensation	2,409	952	287	281	347
Depreciation and amortization	5,310	6,519	8,104	6,453	3,976
Interest and financing expenses, net of interest income	998	765	723	864	(1,591)
Net other (income) expense	(100)	174	(1,186)	(392)	207
Income tax (benefit) expense	2,664	2,985	2,069	(2,325)	(876)
Non-GAAP EBITDA	$8,223	$11,166	$10,276	$16,151	$(11,677)

The following table sets forth a reconciliation of our net income from continuing operations to non-GAAP net income from continuing operations for the periods indicated:

	Year ended December 31,
	2016	2015	2014	2013	2012
		(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands)
Income (loss) from continuing operations	$(3,058)	$(229)	$279	$11,270	$(13,740)
Add: Foreign exchange loss (gain)	942	865	717	(650)	(276)
Add: Share-based compensation	2,409	952	287	281	347
Non-GAAP net income (loss) from continuing operations	$293	$1,588	$1,283	$10,901	$(13,669)

The following table sets forth a reconciliation of our diluted EPS from continuing operations to non-GAAP diluted EPS from continuing operations for the periods indicated:

	Year ended December 31,
	2016	2015	2014	2013	2012
		(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands except share and per share data)
Net income (loss) from continuing operations attributable to shareholders of Sinovac	$(2,934)	$(688)	$9	$8,370	$(9,886)
Add: Non-GAAP adjustments to net income from continuing operations(1)	3,351	1,817	1,004	(369)	71
Non-GAAP net income (loss) attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	417	1,129	1,013	8,001	(9,815)

Weighted average number of shares on a diluted basis	56,949,083	56,313,927	56,114,202	55,802,338	54,926,440
Diluted earnings (loss) per share from continuing operations (2)	(0.05)	(0.02)	0.00	0.15	(0.18)
Add: Non-GAAP adjustments to net income per share from continuing operations (3)	0.06	0.03	0.02	(0.01)	0.00
Non-GAAP diluted earnings (loss) per share from continuing operations (4)	$0.01	$0.01	$0.02	$0.14	$(0.18)

(1)	See the table above about the reconciliation of net income from continuing operations to non-GAAP net income from continuing operations for more information on these non-GAAP adjustments.

(2)	Diluted EPS from continuing operations is derived from net income attributable to ordinary shareholders from continuing operations for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)	Non-GAAP adjustments to net income per share from continuing operations is derived from non-GAAP adjustments to net income from continuing operations divided by weighted average number of shares on a diluted basis.

(4)	Non-GAAP diluted EPS from continuing operations is derived from non-GAAP net income attributable to ordinary shareholders from continuing operations for computing non-GAAP diluted EPS from continuing operations divided by weighted average number of shares on a diluted basis.

	As of December 31,
Balance sheet data	2016	2015	2014	2013	2012
		(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands)
Cash and cash equivalents	$62,434	$63,834	$89,793	$106,517	$91,219
Total assets	211,355	202,927	238,663	240,726	208,751
Short-term bank loans and current portion of long-term debt	31,279	21,775	47,375	16,217	3,329
Total current liabilities	66,264	58,138	79,870	48,650	29,779
Long term debt (include due to related party)	9,448	756	1,803	32,146	34,411
Net assets	129,666	136,505	140,145	142,943	129,126
Non-controlling interests	13,899	14,852	14,934	14,969	11,754
Common stock	57	57	56	56	55
Total shareholders’ equity	$115,767	$121,653	$125,211	$127,974	$117,372

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We incurred a loss in 2016 as well as in the past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we first became profitable for the year ended December 31, 2007 and were profitable from 2007 through 2009, we incurred losses in 2010, 2011 and 2012. Although we were profitable in 2013, we incurred a loss again in 2014, 2015 and 2016. We cannot assure you when we will be profitable again in the future. We had net income attributable to shareholders of $7.1 million in 2013 and incurred net loss attributable to shareholders of $1.5 million, $1.4 million and $0.6 million in 2014, 2015 and 2016, respectively. Our profit in 2013 was partly driven by the recognition of H5N1 vaccine governmental stockpiling revenue of $10.7 million, which will not happen every year. In 2016, the loss was caused primarily by additional research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

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

We currently have limited revenue sources. A reduction in revenues from sales of Inlive, Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. Inlive (enterovirus 71 or EV71 vaccine) contributed 48.5% of our revenue in 2016. In 2016, 2015 and 2014, 27.7%, 39.8% and 42.1%, respectively, of our revenues were from sales of Healive; 0.8%, 33.5% and 34.9%, respectively, of our revenues were from sales of Bilive; 13.6%, 18.8% and 19.3%, respectively, of our revenues were from sales of Anflu; and 8.8%, 5.7% and 0.3%, respectively, of our revenues were from sales of Panflu (H5N1). However, revenue recognition of Panflu (H5N1) is not recurring due to its government stockpile nature, which may cause fluctuation of our revenue. As a result of this relative lack of product diversification, an investment in our company would be more risky than investments in companies that offer a wide variety of products or services.

We started the commercial production of EV71 vaccine in 2016. EV71 vaccine will also serve as one of our core products in the following years.

We expect our key products, which will likely shift over time, to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products are critical to our success and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of our products, could materially and adversely affect our financial condition and results of operations.

We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We manufacture vaccines that are injected into people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could harm the vaccines and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time-consuming and expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity.

Successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and EV71 vaccine (excluding U.S. and Europe), we cannot assure you that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Our executive officers, employees and other agents may violate applicable laws in connection with the marketing or sale of our products, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and applicable anti-corruption laws in China and other jurisdictions in which our products are sold or registered for sale. The FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with the FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC and the countries in which we seek to do business. While we have sought to enhance measures and controls to ensure compliance with the FCPA and other applicable anti-corruption laws by individuals involved with our company, our existing compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

As discussed under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, we have conducted an internal investigation regarding FCPA related matters and have informed NASDAQ, the SEC and DOJ regarding these matters. At this time, we are unable to predict, what, if any, action may be taken by NASDAQ, the SEC and/or DOJ or any penalties or remedial measures these agencies may seek. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, disgorgement and equitable remedies, including disgorgement or injunctive relief. The imposition of any of these sanctions or remedial measures could have a material adverse effect on our business.

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

We have concluded that our internal control over financial reporting was not effective as of December 31, 2016. Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common shares.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective as of December 31, 2016 based on management’s identification of two material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.”

We are in the process of implementing measures to remediate these material weaknesses. We cannot assure you that we will be able to resolve these material weaknesses in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. In addition, we previously identified a material weakness as of December 31, 2012 relating to our financial statement close process with respect to ineffective review of the closing adjustments and supporting working papers and documents, which was subsequently remediated in 2013. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are unable to successfully compete in the highly competitive biopharmaceutical industry, our business could be harmed.

We operate in a highly competitive environment and we expect the competition to increase in the future. Our competitors include large pharmaceutical and biotechnology companies, both domestic and international. Many of these competitors have greater resources than we do. New competitors may also enter into the markets in which we compete. Accordingly, even if we are successful in launching a product, we may not be able to outperform a competing product for any number of reasons, including the possibility that the competitor may:

•	have launched its competing product first or the competing product may have, or be perceived as having, better efficacy, stronger brand recognition, or other advantages;

•	have better access to certain raw materials;

•	have more efficient manufacturing processes and greater manufacturing capacity;

•	have greater marketing capabilities;

•	have greater pricing flexibility;

•	have more extensive research and development and technical capabilities;

•	have proprietary patent portfolios or other intellectual property rights that may present obstacles to our business;

•	have greater knowledge of local market conditions where we seek to increase our international sales;

•	have capability to maintain a competitive management team; or

•	have investment capability to acquire businesses when the opportunity is not available to us.

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

We used to estimate our market share based on the batch release number published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual number of sales in the market.

In 2016, we supplied 52.5% of EV71 vaccine market. We supplied 9.7%, 16.9% and 21.0% of the total hepatitis A vaccine market, or 76.3%, 89.8% and 72.7% of the inactivated hepatitis A vaccine market in 2016, 2015 and 2014, respectively, as measured by lot release number. We may not be able to compete with other hepatitis A suppliers for either the private-pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. Our market share, in terms of lot release numbers, was 9.9% in 2016, 10.9% in 2015 and 9.5% in 2014. The flu vaccine market in China is highly competitive. Multinational companies are increasing investment in localized flu vaccine manufacturing plants. Our revenue could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

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

Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded markets. Most provincial and municipal governments prefer to purchase lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. We are supplying vaccines in these markets at a lower price than we do in the private market, which could adversely affect our gross margin. Our revenue could be adversely impacted if we are not able to maintain our market share of the government-funded markets in these cities and provinces. As we are making efforts to breakthrough into additional provincial and municipal public markets, we may be forced to lower our prices to win tenders, which will adversely affect our gross margin.

Since 2007, we have been selected as one of the suppliers by Beijing CDC to supply seasonal influenza vaccines to Beijing citizens. We cannot assure you that we will continue to obtain orders in the future and maintain our market share. If the supply volume continues to decrease, it would negatively impact our sales revenue in the future.

Since 2008, we have received three stockpiling orders for our H5N1 vaccine from China’s central government every two years in an amount of three million doses per order, and three stockpiling orders from Beijing government in an amount of 20,000 doses per order. The latest batch of stockpiled H5N1 vaccines for the central government has expired in the first half of 2016 and we recognized the revenue upon the government inspection. We cannot assure you that we will receive additional stockpiling orders from governments in the future.

If CDCs, hospitals, physicians and vaccinees do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the expected return on our investment in Sinovac (Dalian) Vaccine Technology Co., Ltd., or Sinovac Dalian.

We have invested significant resources into Sinovac Dalian since its establishment in 2010. However, we cannot assure you that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful. As such, we could incur related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

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

The rate of completion of our clinical trials significantly depends on the rate of enrollment of volunteers. Vaccinees enrollment is a function of many factors, including:

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

We obtained the approval to conduct clinical trials for our 23 valent-pneumococcal polysaccharide vaccine, varicella vaccine and Sabin-inactivated polio vaccine, or sIPV vaccine, in May 2014, October 2015 and December 2015, respectively. We started clinical trials for pneumococcal polysaccharide vaccine, varicella vaccine and sIPV at the beginning of April 2015, May 2016 and October 2016, respectively. Setbacks in any phase of the clinical trials of our product candidates could have a material adverse effect on our business and our prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

We set goals for and make public statements regarding our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of our shares could decline.

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

While we use raw materials and other key material supplies that are generally available from multiple commercial sources, certain raw materials that we use to cultivate our influenza vaccines, such as embryonated eggs, are in short supply or difficult for suppliers to produce in accordance with our specifications. If third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and if we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term agreement for the supply of hepatitis B antigens used for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven Biological Products Co., Ltd., or Beijing Temple of Heaven. Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Temple of Heaven agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Temple of Heaven supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Temple of Heaven ceased its hepatitis B antigens production due to facilities renovation until 2017. To ensure sufficient storage, we procured an abundant amount of hepatitis B antigens from Beijing Temple of Heaven and produced a significant amount of Bilive in 2015. Although we believe that we can maintain sufficient supply of Bilive until Beijing Temple of Heaven resumes production of hepatitis B antigens, Beijing Temple of Heaven could delay its renovation schedule and cease to supply us with hepatitis B antigens in the future, in which case our business, financial condition and results of operations may be materially and adversely affected.

From time to time, concerns are raised with respect to potential contamination of biological materials supplied to us. These concerns can tighten market conditions for materials that may be in short supply or available from limited sources. Moreover, regulatory approvals to market our products may be conditioned upon obtaining certain materials from specified sources. Any efforts to substitute material from an alternate source may be delayed by pending regulatory approval of such alternate source. Although we work to mitigate the risks associated with relying on sole suppliers, material shortages could impact product development and production.

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

Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes and terrorist attacks, could significantly impair our ability to manufacture our products and operate our business and could also delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities.

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

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We have invested approximately $29.2 million in incorporation of Sinovac Dalian and invested $26.8 million in Beijing Sinovac R&D Technology Co. Ltd. or Sinovac R&D to conduct research and development and other operating activities of operational entities in PRC. We have used the remaining net proceeds from the offering for the research and development of our product candidates and other general corporate purposes.

In the long run, we will need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2016, we had approximately $62.4 million in cash and cash equivalents. Although we believe that we have adequate near-term cash resources, we will need to undertake significant future financings in order to:

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

In the past, we funded most of our research and development and other expenditures through government grants, working capital, bank loans and proceeds from private placements and public offerings of our common shares. We may raise additional funds in the future because our current operating and capital resources may be insufficient to meet future requirements.

If we raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders because the shares may be sold when the market price is low and shares issued in equity financing transactions will normally be sold at a discount to the current market price. Any additional equity securities issued also may provide for rights, preferences or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems including materially negative developments relating to, among other things, disease developments, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory changes in our industry, the Chinese market generally or general economic conditions, could interfere with our ability to raise additional funds or materially and adversely affect the terms upon which such funding is available.

If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, we have received different types of grants from the PRC government to finance the research and development and facility investment of our vaccine products. We may not receive additional grants in the future.

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

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd. (formerly named Xiamen Bioway Group Co., Ltd), or Sinobioway Medicine, owns a 26.91% interest. Sinobioway Medicine’s interests may not be aligned with our interests. We cannot assure you that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing.

As the minority shareholder of Sinovac Beijing, according to Sinovac Beijing’s articles of association, Sinobioway Medicine has the right to assign a director to the five-director board of Sinovac Beijing. Accordingly, Sinobioway Medicine has the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. In addition, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third party, Sinobioway Medicine has a right of first refusal to purchase our interest in accordance with relevant PRC regulations.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($9.3 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.6 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In October 2016, we increased our ownership in Sinovac Dalian to 67.86% by making an additional RMB80 million ($12.8 million) capital contribution.

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

PRC government authorities may take court actions to invalidate the transfers of the assets or equity investments discussed above for non-compliance with applicable appraisal, filing, approval and designated marketplace requirements. The government authorities could take such legal actions and such legal actions, if commenced, could be successful. If these transfers are invalidated, we would lose title to these assets and investments. Because we depend on these technologies and because Sinovac Beijing constitutes core part of our operations, our loss of these technologies or equity interest in Sinovac Beijing would materially and adversely affect our operations and financial condition.

There can be no assurance that the going private transaction will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our common shares, and we are restricted from soliciting or, subject to certain exceptions, engaging in negotiations with third parties regarding competing proposals.

On June 26, 2017, we entered into a definitive amalgamation agreement, or the Amalgamation Agreement, with Sinovac (Cayman) Limited, or Parent, and Sinovac Amalgamation Sub Limited, or Amalgamation Sub, a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into Sinovac Biotech Ltd., with Sinovac Biotech Ltd. continuing as the surviving corporation and a wholly owned subsidiary of Parent, or the Amalgamation. Our board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, or the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that our shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. Immediately following the consummation of the transaction contemplated by the Amalgamation Agreement, Parent will be beneficially owned by a consortium, or the Buyer Consortium, comprising Mr. Weidong Yin, the chairman, president and chief executive officer of Sinovac Biotech Ltd., SAIF partners IV L.P., or SAIF, C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

The Amalgamation is subject to customary closing conditions, including approval by an affirmative vote of holders of our common shares representing at least two-thirds of the shares present and voting in person or by proxy as a single class at a meeting of our shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. If completed, the Amalgamation will result in Sinovac Biotech Ltd. becoming a privately-held company and our common shares will no longer be listed on NASDAQ. The going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our common shares.

In addition, the Amalgamation Agreement restricts our ability, until the effective time of the Amalgamation or, if earlier, the termination of the Amalgamation Agreement, to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding certain competing proposals or transactions as described in the Amalgamation Agreement, and if the Amalgamation Agreement is terminated under certain circumstances, we may be required to pay Parent a termination fee of $15.0 million.

Our shareholder rights plan and certain provisions of our By-laws may discourage a change of control.

In March 2016, we adopted a shareholder rights plan, or the “Rights Plan”, that provides for one right, or the Right, for each of our outstanding common shares, which we amended to extend for an additional 12-month period in March 2017. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of our company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by our board of directors. In June 2017, we amended the Rights Plan in connection with the execution of the Amalgamation Agreement.

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

We are a small company with 724 full-time employees as of December 31, 2016 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future.

In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

We may encounter difficulties in managing our growth, which could adversely affect our results of operations.

We have experienced rapid and substantial growth and, if such growth continues, will place a strain on our administrative and operational infrastructure. We also plan to introduce new products to market that, if successful, could place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be materially and adversely affected. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement these required improvements.

International expansion may be costly, time-consuming and difficult. If we do not successfully expand internationally, our growth strategy and prospects would be materially and adversely affected.

We have entered into selected international markets and intend to continue to expand the sales of our products into new international markets. In expanding our business internationally, we have entered, and intend to continue to enter, markets in which we have limited or no experience and in which our brand may be less recognized. To promote our brand and generate demand for our products to attract distributors in international markets, we expect to spend significantly more on marketing and promotion than we do in our existing domestic markets when appropriate. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products.

In new markets, we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new internal markets are unsuccessful, our growth strategy and prospects would be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory approval requirements;

•	increased risk of exposure to terrorist activities;

•	financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences;

•	inability to effectively enforce contractual or legal rights; and

•	exchange rate fluctuations or devaluation of foreign currencies.

We may undertake acquisitions which may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Our growth strategy may involve the acquisition of new production lines, technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas or new geographies, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2016. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. The CFDA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization, or WHO, has confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. Such negative publicity may lead to lower demand for vaccination in China, which could in turn negatively affect the vaccine industry and our business, financial condition and results of operations.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, document management, production management, quality control and assurance and product distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by CFDA since March 1, 2011. The new GMP standards are similar to EU GMP standards. All vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline would be forced to suspend production.

We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure you that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future. In addition, in light of the recent incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China, the government has changed policies and regulations related to the vaccine sales and distribution in China. Before the policy was issued, human vaccine sales was halted in China for months. Although the vaccine purchase and delivery was being resumed in the past months, we are not able to estimate whether any other change of policies and regulations on our business will negatively impact on business in the future.

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

Clinical trials may also fail at any stage. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for only five years and we need to apply for renewal six months prior to their expiration. The approving process for our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

Delays in obtaining CFDA or foreign approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, we may not maintain the approval and the approval may be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

Outside the PRC, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. These foreign regulatory approval processes include the risks associated with the CFDA approval process described above and may include additional risks.

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

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have.

We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by relevant governmental agencies. It is likely that China will adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although we passed an environmental examination of our facilities conducted in 2004 by the Beijing Municipal Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we cannot assure you that we will continue to pass similar environmental examinations on any future production facilities that we may construct. In addition, according to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval.

We have already obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing. We currently produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. We have canceled the construction plan for our influenza vaccine production facility. A new environmental impact assessment report regarding the change has been submitted to the relevant environment protection authorities and has passed the government inspection. We also added a sIPV production facility to the Changping construction plan. The relevant environmental impact assessment report was submitted to the relevant government authorities and passed the government evaluation. The approval on this report was already obtained. Once the construction of sIPV is completed, we will apply for government inspection on the completion of the plant.

In addition, we have obtained approval for the environmental impact assessment report for PPV production facility at our Shangdi site. We are required to pass the government inspection to launch the commercial production of PPV. If we fail to pass the inspection, we cannot commence commercial production of the product. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate any risk related to environmental pollution or violation of environmental law.

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

In the past, litigation and negative publicity surrounding companies with operations in China listed in the United States have resulted in declining stock prices for such companies. Various equity research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of merit, could result in a diversion of our management’s attention from managing our core business, negative publicity, potential costs to defend ourselves against rumors, volatility and loss in the trading price of our common shares and increased directors’ and officers’ insurance premiums, any of which could materially and adversely affect our business, financial condition and results of operations.

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

We have a total of 33 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, third parties could independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

Our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, could develop products that compete directly with our products despite our intellectual property rights.

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

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to effectively manage the resulting relationships. Our ability to enter into agreements with commercial partners depends in part on our ability to convince them of the value of our technology and know-how. This may require substantial time and effort. While we anticipate expending substantial funds and management effort, we cannot assure you that strategic relationships will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all.

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

Third parties may terminate our licensing and other strategic arrangements if we do not perform as required under these arrangements. Generally, we expect that agreements for rights to develop technologies will require us to exercise diligence in bringing product candidates to market and may require us to make milestone and royalty payments that, in some instances, could be substantial. Our failure to exercise the required diligence or make any required milestone or royalty payments could result in the termination of the relevant license agreement, which could have a material adverse effect on us and our operations. In addition, these third parties breach or terminate their agreements with us or otherwise fail to conduct their activities in connection with our relationships in a timely manner. If we or our partners terminate or breach any of our licenses or relationships, we may:

•	lose our rights to develop and market our product candidates;

•	lose patent and/or trade secret protection for our product candidates;

•	experience significant delays in the development or commercialization of our product candidates;

•	not be able to obtain any other licenses on acceptable terms, if at all; and

•	incur liability for damages.

Licensing arrangements and strategic relationships in our industry can be complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive. Moreover, These third parties may pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us.

Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our costs in research and development, lengthen our new vaccines development process and lower our efficiency in new products development.

We work with scientific advisors and academic collaborators who assist us in some of our research and development efforts. Some of our pre-clinical and research programs rely heavily on such collaborators and we generally benefit considerably from the resources, technology and experience these collaborations can provide. These scientists are not, however, our employees and may have other commitments that limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose the services of these scientists and institutions. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our new vaccines development process and lower our efficiency in new products development. In addition, although our scientific advisors and academic collaborators generally sign agreements not to disclose our confidential information, valuable proprietary knowledge may become publicly known which would compromise our competitive advantage.

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

We conduct all our operations in China, and generate approximately 98.3% of our sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth by allocating of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in hospitals spending less, which in turn could reduce demand for our products.

The political relationship among foreign countries and China is subject to sudden fluctuations and periodic tensions. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our product export and international collaborations. This could lead to a decline in our profitability in the future.

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

Prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiary, Sinovac Beijing, our wholly-owned subsidiaries Sinovac R&D (formerly known as Sinovac Biological) and Sinovac Biomed, and our majority-owned subsidiary, Sinovac Dalian, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company.

Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of the subsidiaries to pay dividends in cash. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Sinovac Biomed incurs debt on its own behalf in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 98% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government could not take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if we finance our PRC subsidiaries by means of foreign currency from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce and registered with the SAFE. Such loans must also be registered with the SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar.

It is difficult to predict how long such depreciation of the RMB against the U.S. dollar may last and when and how the relationship between the renminbi and the U.S. dollar may change again. The PRC government indicated that it will make the foreign exchange rate of the renminbi more flexible and widen the trading band of renminbi, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant fluctuations of the renminbi against foreign currencies.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both domestic companies and the foreign invested enterprises, or the FIEs, are subject to a unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiration of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies.

Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status and obtained the corresponding certificate in 2014 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2014 to 2016. Sinovac Beijing reconfirmed its HNTE status in 2017 for another three-year period, which is from 2017 to 2019. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

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

Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. However, since this notice has not yet come into force, significant uncertainty exists with respect to its interpretation and implementation by governmental authorities and banks.

Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not control our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions.

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

Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment.” “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the amount of a PRC foreign-investment company’s registered capital plus all external borrowings by such company. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s constitutional documents and approved by the competent government authority in advance and, in the case of Sinovac Beijing and Sinovac Dalian, must be approved by their minority shareholders, as well as Sinobioway Medicine (formerly named Xiamen Bioway Group Co., Ltd) or Dalian Jin Gang Group, respectively, as well.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac R&D, Sinovac Dalian or Sinovac Biomed cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, the approval of Sinobioway Medicine or Dalian Jin Gang Group, respectively, to increase the amount of total investment. Further, such loans must be registered with the SAFE or its local counterpart.

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

PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or Antigua and Barbuda that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Antigua and Barbuda court.

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

We are a holding company and conduct our business in China through our 73.09% majority-owned subsidiary Sinovac Beijing, our wholly owned subsidiary Sinovac R&D, our 67.86% majority-owned subsidiary Sinovac Dalian, and our wholly owned subsidiaries Sinovac Biomed and Sinovac Hong Kong. Sinovac Beijing was incorporated on April 28, 2001, Sinovac R&D was incorporated on May 7, 2009, Sinovac Dalian was established on January 19, 2010, Sinovac Biomed was incorporated on April 16, 2015 and Sinovac Hong Kong was incorporated on October 21, 2008.

We were incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million ($2.9 million). We currently own 73.09% of the equity interests in Sinovac Beijing.

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

In May 2009, Sinovac R&D was incorporated with a registered capital of $5 million. In 2016, our Board of Directors approved an additional capital contribution of $4.6 million by us. To date, we have invested RMB10 million (or $1.44 million) with the remaining part to be provided in due course.

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

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB80.0 million ($12.8 million), which will increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million ($7.7 million) was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million ($4.6 million) is provided to Sinovac Dalian. In 2016, an additional RMB30 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80 million was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes operational activities. In December 2015, Sinovac entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer Sinovac’s 100% equity interest in Tangshan Yian Biological Engineering Co., Ltd. to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million ($1.9 million). As of the date of this annual report, we have received RMB11.0 million ($1.7 million) and will receive the remaining RMB2.0 million ($0.3 million) within two years of the contract signing date. The disposal of Tangshan Yian was completed in February 2016. As a result, Tangshan Yian’s operating results and cash flows are presented as discontinued operations in Sinovac’s financial results, and Tangshan Yian’s assets and liabilities are presented as held for sale in Sinovac’s financial results.

In April 2015, Sinovac established Sinovac Biomed Co., Ltd., which is 100% owned by Sinovac Biotech (Hong Kong) Ltd. Sinovac Biomed Co., Ltd. focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

The Amalgamation Agreement with Parent and Amalgamation Sub, a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the Amalgamation, Amalgamation Sub will be amalgamated with and into Sinovac Biotech Ltd., with Sinovac Biotech Ltd. continuing as the surviving corporation and a wholly owned subsidiary of Parent and each of our common shares issued and outstanding immediately prior to the effective time of the Amalgamation will be cancelled in consideration for the right to receive $7.00 per common share in cash, without interest and net of any applicable withholding taxes, except for (i) 6,049,500 common shares held by Mr. Yin and 10,780,820 common shares held by SAIF, (ii) common shares held by Parent, Parent’s affiliates, or Sinovac Biotech Ltd. or any of its subsidiaries, which common shares, in each case, will be canceled without payment of any consideration or distribution therefor and (iii) common shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Amalgamation in accordance with the provisions of Section 191 of the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda (as consolidated and revised), or the IBCA, which common shares will be cancelled at the effective time of the Amalgamation for the right to receive the fair value of such common shares determined in accordance with the provisions of Section 191(4) or Section 195(2) of the IBCA, as applicable. Immediately following the Amalgamation, Parent will be beneficially owned by the Buyer Consortium.

Our board of directors, acting upon the unanimous recommendation of the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that our shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

The Amalgamation is subject to customary closing conditions, including approval by an affirmative vote of holders of our common shares representing at least two-thirds of the shares present and voting in person or by proxy as a single class at a meeting of our shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. If completed, the Amalgamation will result in Sinovac Biotech Ltd. becoming a privately-held company and our common shares will no longer be listed on NASDAQ.

In March 2016, we adopted the Rights Plan. Pursuant to the Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a share of our newly created series A junior participating preferred shares, or the Series A Preferred Shares. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares of the Company as the “Acquiring Person.” In March 2017, we amended the Rights Plan to extend its term for a 12-month period. In June 2017, we amended the Rights Plan in connection with the execution of the Amalgamation Agreement.

On June 28, 2017, we received a written proposal, or the Sinobioway Proposal, from a consortium, or the Sinobioway Consortium, comprising (i) PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., (ii) Shandong Sinobioway Biomedicine Co., Ltd., (iii) CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., (iv) Beijing Sinobioway Group Co., Ltd., (v) CITIC M&A Fund Management Co., Ltd., (vi) Heng Feng Investments (International) Limited and (vii) Fuerde Global Investment Limited, pursuant to which the Sinobioway Consortium proposed to acquire the Company in a transaction, or the Sinobioway Transaction, for cash consideration equal to $8.00 per common share. During the course of the following three months, the Special Committee and its advisors sought to clarify the terms of the Sinobioway Proposal, including the financing of the Sinobioway Transaction, and the likelihood of consummating the Sinobioway Transaction, with the Sinobioway Consortium and its advisors. In late October 2017, the Special Committee determined, after consultation with its advisors, that negotiations with respect to the Sinobioway Proposal were not permitted under the Amalgamation Agreement, based on the information provided by the Sinobioway Consortium prior to such determination.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A, hepatitis B, hand foot and mouth disease caused by enterovirus 71, seasonal influenza, H5N1 and H1N1 pandemic influenza and mumps. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program.

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, Sinovac Dalian obtained the production license from the CFDA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, CFDA issued the new drug certificate and production license for Inlive, our EV71 vaccine, and in January 2016, CFDA issued the GMP certificate. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of pneumococcal polysaccharide vaccine, pneumococcal conjugate vaccine, rubella vaccine, varicella vaccine, sIPV, and quadrivalent influenza vaccine in May 2014, January 2015, December 2014, October 2015, November 2015, and in November 2016, respectively.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious diseases with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre- clinical	File IND	Obtain Clinical Approval from CFDA	Phase I	Phase II		Phase III		On sale

Healive	Hepatitis A

Bilive	Hepatitis A&B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus								(2)

Panflu.1	Influenza A H1N1 virus

Mumps Vaccine	Mumps						(3)

EV71 Vaccine	EV71 Virus

Pneumococcal Polysaccharide Vaccine	Pneumococcus

Varicella Vaccine	Varicella-zoster virus (Herpes virus 3, Human)

Sabin Inactivated Polio Vaccine	Polio

Pneumococcal Conjugate Vaccine	Pneumococcus

Rubella Vaccine	Rubella

Quadrivalent influenza vaccine	influenza vaccine

(1)	Our Panflu whole viron pandemic influenza vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(2)	Our Panflu split viron pandemic influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.

(3)	Our mumps vaccine did not undergo clinical trials because none were required by the relevant authorities.

•	Healive. In May 2002, we obtained final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, 20.8 million doses of inactivated hepatitis A vaccines were approved and released in China for the year ended December 31, 2016. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml per dose) and children (0.5 ml per dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2016, 2015 and 2014, we sold approximately 3.5 million, 4.1 million and 3.9 million doses of Healive, which generated approximately $20.0 million, $26.8 million and $26.5 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 53.1 million doses as of December 31, 2016. We are selling Healive in Asia and Latin America.

•	Bilive. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Recipients under China’s vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, was 100% in 2016. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2016, 2015 and 2014, Bilive generated approximately $0.6 million, $22.6 million and $21.9 million in revenues, respectively.

•	Anflu. In October 2005, we received final approval from the CFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. Our Anflu vaccine is an inactivated split viron influenza vaccine formulated from three split inactivated viron solutions. Anflu is produced with the virus strains recommended by the WHO each year and, we believe, is the only flu vaccine, among all produced by other domestic manufacturers that does not contain preservatives. According to the NIFDC lot release records, 22.3 million doses of influenza vaccines were approved and released in China for the year ended December 31, 2016. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 2.0 million, 3.2 million and 3.4 million doses of Anflu in 2016, 2015 and 2014, which generated approximately $9.8 million $12.7 million and $12.1 million in revenues, respectively. Our Anflu products are sold to Asia and Latin America.

•	Panflu. In April 2008, we were granted a production license for Panflu by the CFDA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in Hong Kong. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from the WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. Our revenue from the sale of Panflu amounted to $6.4 million, $3.9 million and $0.2 million in 2016, 2015, and 2014, respectively.

•	Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the CFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. According to the NIFDC lot release records, we ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu.1 amounted to approximately $14 million in 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•	Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC release records, approximately 528,000 doses of mumps vaccines were approved and released for the year ended December 31, 2016. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012 and no revenues were recognized in 2012. Mumps vaccine generated approximately $0.5 million, $1.5 million and $2.2 million in revenues in 2016, 2015 and 2014, respectively.

•	Split viron pandemic influenza vaccine. Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. In November 2011, we were granted the production license of split viron pandemic influenza vaccine that is to be used among the teenagers aged from 12 to 17.

•	Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the National Health and Family Planning Commission of China, from 2008 to 2016, more than 16.4 million cases of HFMD were reported, resulting in around 3,550 reported fatalities in China. According to the guidelines for use of inactivated enterovirus type 71 vaccine, EV71 infection caused majority of severe cases and fatalities from 2008 to 2015. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, the CFDA accepted our application to commence human clinical trials and on December 23, 2010, we obtained approval from the CFDA to commence clinical trials. In 2013, we completed all three phases of clinical trials, which showed our EV71 vaccine candidate had a good safety and immunogenicity profile, and had an efficacy rate of 94.6% against HFMD among infants and young children. In February 2014, the phase III clinical trial results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. On December 30, 2015, the CFDA issued the new drug certificate and production license for our EV71 vaccine. On January 25, 2016, the CFDA issued the GMP certificate for Inlive. We have eight granted patents relating to the EV71 vaccine in China. Inlive primarily targets children from six months old to three years old, with each child requiring a total of two doses one month apart from another. Inlive generated $35.1 million revenue in 2016.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•	Pneumococcal polysaccharide vaccine. Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to the CFDA in February 2011 and obtained the approval to commence clinical trials in May 2014. The phase III clinical trial has been completed and we filed an application for a production license in June 2017.

•	Pneumococcal conjugate vaccine. Pneumococcal infection is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of whom are young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, there is only one imported vaccine product against this diseases. No domestic producer has been licensed to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who number approximately 32 million in China. We obtained the clinical trials license in January 2015.

•	Rubella vaccine. Rubella is a disease caused by the rubella virus and an acute infection is usually associated with the symptoms of fever and systemic rash. The clinical trial license was granted in December 2014. Development of this vaccine candidate depends on the progress of developing a measles, mumps and rubella vaccine, or MMR vaccine.

•	Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 13.4 million doses of varicella vaccines were approved and released in China for the year ended December 31, 2016. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with CFDA in January 2013. We obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application is expected to be filed before the end of 2017.

•	Sabin Inactivated Polio Vaccine. Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine, or OPV, is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio (VAPP) or circulating vaccine-derived poliovirus (cVDPVs). Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete, inactivated polio vaccine, or IPV, introduction and OPV withdrawal by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020. Sabin IPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology, or INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we have completed the pre-clinical study and submitted the application for clinical trials to CFDA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in 2017, followed by the commencement of a phase III trial, which is expected to be completed in 2018.

•	Quadrivalent influenza vaccine (the “QIV”) Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one B virus, the quadrivalent flu vaccine is designed to protect against four different flu viruses; two influenza A viruses and two influenza B viruses, because two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the CFDA. The approval to conduct human clinical trial was issued by CFDA in November 2016 and the trial is expected to be initiated in the fourth quarter of 2017.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive and have made significant advances in the prevention of SARS. Please see “— Our Products”. We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other developing countries.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $12.6 million, $9.5 million and $10.9 million in 2016, 2015 and 2014, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market in China while building on this strength to expand market share in the government-paid market.

Although the overall vaccine market environment was challenging in 2016, total sales of our regular products increased by 3.9% year over year.

We primarily rely on our own sales force to sell our products directly to CDCs in the private market. As of December 31, 2016, our in-house sales and marketing team consisted of 235 staff members located in 31 provinces and four municipal cities throughout China. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team maintains stable relationships with our customers by providing them with technical supports and trainings. We believe these efforts have contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside of China. Our products are registered in several Asian countries as well as Latin American countries. As of December 31, 2016, we had already exported some of our products to 11 countries. In order to speed up the globalization progress, as well as strengthening our reputation for quality, we are currently working on the WHO prequalification (or WHO PQ) on our hepatitis A vaccine. We expect to obtain WHO PQ by the end of 2017 or in early 2018. We will explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful.

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

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we use for Bilive production. We source hepatitis B antigens entirely from Beijing Temple of Heaven. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.” Raw materials generally are in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have three manufacturing bases located in the Haidian and Changping Districts of Beijing and Dalian City of Liaoning province.

We have two upstream production facilities in Haidian District, Beijing for commercialized products. Our Healive and Bilive share the same production line, which has an aggregate annual capacity of 10 million doses. Our Anflu production line has an annual capacity of 8 million doses, which can also be used to produce 20 million doses of Panflu or Panflu.1 annually.

Our Healive, Bilive and Anflu production facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2008, 2010 and 2010, respectively. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District have passed the new GMP certification and obtained the new GMP certificate on April 17, 2013. Our upstream production line for Pneumococcal polysaccharide vaccine, with annual production capacity of 5 million doses, was built in Haidian site in 2014.

We have built a new production site in Changping District, Beijing, which consists of a new filling and packaging line that complies with the new PRC GMP standards, EV71 production facilities and a warehouse. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016. Our upstream production facilities of Sabin IPV were built in Changping in 2017 with expected annual production capacity of 20 million doses.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian has received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product in late 2012. The construction of a production line for the varicella vaccine is under construction.

Each of our subsidiaries has its own quality assurance departments. The quality assurance department of each subsidiary plays a role to supervise the R&D, manufacturing, procurement, quality control, sales and marketing, logistics and plant construction of its own subsidiary under the guidance of relating regulations and guidelines. Regular training or seminars are organized among quality assurance departments of each subsidiary to share and exchange knowledge and experiences.

Sinovac has built a pharmacovigilance system. Pharmacovigilance system includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff and relevant responsibilities. According to requirements of authorities, we report the severe Adverse Event Following Immunization, or AEFI, in time and regularly. We summarize and analyze safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, and to submit the PSUR (Periodic Safety Update Reports) to authorities regularly. Meanwhile, We are also required to assist authorities to investigate on the AEFIs and provide information as required.

Collaborations

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. The Company made a payment of $84,000 for purchasing measles seeds from GSK for the year ended December 31, 2016.

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

We agreed to pay INTRAVACC license fee of up to $2,406 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achieving specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded an entrance fee of $0.7 million (€0.5 million) excluding PRC withholding tax for the year ended December 31, 2014 as research and development expense. We also recorded $0.1 million (€0.1 million) for payment made to INTRAVACC for use of sIPV viral seeds in research and development expense for the year ended December 31, 2014. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2015. We recorded a milestone fee of $0.6 million (€0.5 million) for the year ended December 31, 2016 as research and development expense.

We licensed from MedImmune, LLC, or MedImmune, certain rights to use patented reverse genetics technology pertaining to a virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We accrued license fee and royalties of $3.4 million at the end of 2011 which were paid in 2012. We did not make any royalty payment in 2013 but made a $1.0 million royalty payment in May 2014. No royalties were incurred or paid for the year ended December 31, 2015, and we accrued a royalty payment of $8,000 as of December 31, 2016.

In March 2009, we entered into a technology transfer agreement with Tianjin CanSino Biotechnology Inc. or Tianjin CanSino, a third party company, to develop a 7-valent pneumococcal conjugate vaccine. According to the agreement, Tianjin CanSino will transfer the technology of a pneumococcal vaccine to us. The collaboration term under the technology transfer agreement is from the signing date to eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. Under this agreement, we agreed to make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% for the net sales in the Chinese market.

Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain. We also agreed to make royalty payments for eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market. The sales of the pneumococcal vaccine in the Chinese market are also subject to PRC government approval. Both parties agreed to work together to develop international markets for the products. On November 9, 2009 and December 14, 2011, we entered into two amendments to the technology transfer of another six serotypes and related technology to us for $0.3 million to develop a 13-valent pneumococcal conjugate vaccine. On January 29, 2015, we entered into the third amendment to the technology transfer agreement dated March 12, 2009 and the first two amendment agreements dated November 17, 2009 and December 24, 2011.

By entering into this third amendment, the technology agreement was revised to be a licensing agreement. The remaining milestone payments under the agreements were reduced. Both Sinovac and Tianjin CanSino are free to develop PCV vaccines or to collaborate with one other company for the same purpose. As of December 31, 2016, we made total milestone payments of $1.8 million ($1.0 million under the March 2009 agreement, $0.2 million under the November 2009 and December 2011 amendments, and $0.6 million under the January 2015 amendments).

On August 18, 2009, we entered into a patent license agreement with the National Institutes of Health, or NIH, an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to make and use certain of its products. NIH has also granted us the right to use certain associated information for development of its licensed products. The collaboration term under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by us, unless the agreement is terminated earlier per the provisions included therein. We agreed to pay NIH a license issue royalty of $0.1 million upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4.0% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, regulatory approval for marketing, and achievement of commercial sales.

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

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In 2010, the CFDA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies could no longer be sold in China. According to the CFDA, there are approximately 40 vaccine companies in China, of which we believe approximately ten are our direct competitors. In addition, multinational companies have started to localize their vaccine production in China, which is expected to intensify competition.

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market is health conscious yet price sensitive and accordingly would favor our products over both cheaper but not enough high quality vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in, have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales, although these advantages are not comprehensive.

Multiple vaccine products have been approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B, influenza and EV71. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Kunming Institute of Biological Product, Sanofi Pasteur and Merck Sharp & Dohme Corp. as key competitors in the China market, and GlaxoSmithKline Biologicals and Merck Sharp & Dohme Corp. for the markets outside of China.

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

With respect to the influenza vaccines, in China, we consider Hualan Biological Engineering Inc., Changchun Institute of Biological Products, Sanofi Pasteur S.A., Changchun Changsheng Life Sciences Ltd., Aleph Biological Co., Ltd. (Dalian Yalifeng) and multinational companies including GlaxoSmithKline Biologicals, Sanofi Pasteur S.A. as our major competitors for the market outside of China. With respect to the EV71 vaccines, we considered Kunming Institute of Biological Product and China National Biotec Group Co., Ltd. as our key competitors in China as well as outside of China.

We believe we enjoy a number of advantages over our PRC domestic and multinational competitors. Generally, we believe that the principal competitive factors in the markets for our products and product candidates include:

•	safety and efficacy profile;

•	brand reputation;

•	product supply; and

•	after-sales service.

Intellectual Property and Proprietary Technology

Protection of our intellectual property and proprietary technology is important for our business. We rely primarily on a combination of trademark, patent and trade secret protection laws in China and other jurisdictions, as well as employee and third-party confidentiality agreements to safeguard our intellectual property, know-how and our brand. Our ability to protect and use our intellectual property rights in the development and commercialization of our technologies and products, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

We have a total of 44 issued patents and a number of pending patent applications relating to our vaccines in China. Our hepatitis A vaccine and seasonal influenza vaccine and EV71 vaccine have five, three and eight issued patents for protection, respectively.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our vaccine products, clinical trial data and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken appropriate security measures to protect these elements. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology conceived by the individual during the course of employment is our exclusive property and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us and cooperate with us to secure patent protection for these inventions if we wish to pursue such protection.

We have relied on administrative protection afforded new drugs through the monitoring period provided by the CFDA in the past. During the monitoring period, third party applications for manufacturing or importing the same drug are not accepted by the CFDA. The administrative protection for Healive expired in December 2007 and Bilive expired in January 2008. The administrative protection was no longer implemented in China. Instead, CFDA implements a new drug monitoring period starting from the issuance of production license, aiming to collect safety data for further evaluation on new products of this kind commercialized in China. Our EV71 vaccine was granted a five-year new drug monitoring period, during which no other company is able to be approved to enter into a human clinical study of this kind of vaccine except the three products from Kunming, CNBG and Sinovac approved in China. This monitoring period of our EV71 vaccine will be expired in December 2020.

We maintain 20 registered trademarks in China, including (i) Sinovac, (ii) Sinovac’s Chinese name and its logo, (iii) Healive, its Chinese name and its logo, (iv) Bilive and its Chinese name, (v) Anflu and its Chinese name, (vi) Panflu, its Chinese name and its logo, (vii) PANFLU.1 and its Chinese name, (viii) Chinese name of Inlive and (ix) EV71Vac and EntV71. We have registered “Sinovac” trademark in Canada, Malaysia, Philippines and the United States. We have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany. Since the “Sinovac” trademark certificates of Columbia, India and Thailand have already expired, we now deal with their renewal procedures.

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

Although the trademark application and the trade name approval systems are administered separately in China, that we may lose our ability to use the “科兴” trademark in our trade name due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention. As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

We have registered our domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center.

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB601.9 million ($86.7 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. Our worldwide product liability insurance of Healive, Bilive, Anflu, Panflu and Inlive (excluding U.S. and Europe) from April 2016 to April 2017 is limited. In addition, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets.

We do not maintain any business interruption insurance. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding U.S. and Europe) from April 2017 to April 2018. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and carry limited insurance coverage.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug application, or IND, to the provincial level CFDA. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence clinical trials until we obtain the approval of IND. We cannot assure that submission of an IND will result in the CFDA allowing clinical trials to begin, After these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

Clinical trials. Clinical trials involve the administration of the product candidate to healthy volunteers or vaccinees under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase II usually involves studies in a limited vaccinee population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions and to determine dosage tolerance and appropriate dosage and to identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded vaccinee population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals.

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

After three phases of clinical trials, we apply for New Drug Application, or NDA. We submit to the provincial level CFDA the NDA file package, which includes a clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of products, to apply for a new drug certificate and/ or production license. For vaccines, we have to comply with the CFDA’s Guidelines for Clinical Trial Report on Vaccines.

New Drug Certificate. The provincial level CFDA will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the provincial level CFDA will, within five days, conduct an on-site examination on the circumstances of our clinical trials and pharmaceutical research, and the Center for Food and Drug Inspection will conduct an on-site examination on the circumstances of our clinical trials. Then the provincial level CFDA will submit its opinion, together with our application materials, to the Centers for Drug Evaluation. The Centers for Drug Evaluation will review our application materials, and give their technical opinion to CFDA. The CFDA will decide whether or not to issue a new drug certificate to us. We consider obtaining the new drug certificate for our product candidates a significant milestone in our business.

Production Permit. Simultaneously with the application of new drug certificate, we also apply to the provincial level CFDA for a production license to manufacture the new drug to be approved by the CFDA. The production license application will be examined with similar stage procedure as for the new drug certificate, first by the provincial level CFDA followed by the Centers for Drug Evaluation, and the CFDA the last. After the provincial level CFDA accepts the application, conducts the on-site examination and forms its opinion, the provincial level CFDA will transfer the file to the Centers for Drug Evaluation, and the Centers for Drug Evaluation will review the application files and give technical opinion. If the Centers for Drug Evaluation are satisfied with our application materials, they will notify us to apply for the on-site production inspection within six months after being so notified.

The Center for Food and Drug Inspection will conduct an on-site inspection on our production procedures within 30 days after receipt of our application and take samples from three batches of our products, and the NIFDC will test the selected samples and later submit its testing reports to the Centers for Drug Evaluation. The Center for Food and Drug Inspection must submit the on-site production inspection report to Center for Drug Evaluation. The Centers for Drug Evaluation will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to the CFDA. The CFDA will decide whether or not to issue the production permit to us. If the product approval and production approval both meet the criteria, the CFDA will issue the production permit together with the new drug certificate at the same time. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with effective standards and regulations.

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

GMP Certificate. After receiving the production permit, we should submit the GMP inspection application to the provincial level CFDA, the provincial level CFDA will arrange for the inspection on our facilities for purposes of GMP inspection. If we pass the GMP inspection, the provincial level CFDA will issue the GMP Certificate. A GMP Certificate is used to approve the quality system, including quality assurance and quality control management, production management, materials and products, qualification and validation, facility and equipment. The CFDA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that are not identified or eliminated through testing the final products.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP Certificate.

Batch Approval. Our vaccine products cannot be distributed in the market before receiving batch approval. After we obtain the GMP certificate, we will start commercial production, after which we need to apply for batch release approval by the NIFDC for the commercial lots. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The NIFDC will review the documents and test the samples and issue a batch approval within approximately two months if our manufacture procedures and the quality of our products meet CFDA standards. With the batch approval, we may distribute the approved batch of vaccines to the market.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries as of the date of this report.

*	Dalian Jin Gang Group Co., Ltd. owns the remaining 32.14% equity interest in Sinovac Dalian.
**	Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd, owns the remaining 26.91% equity interest in Sinovac Beijing.
***	The former name is Beijing Sinovac Biological Technology Co., Ltd.
****	The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

D.	Property, Plants and Equipment

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

We have also built Pneumococcal Polysaccharide Vaccine production line at Haidian site with designed annual capacity of five million doses per year. In May 2013, our new filling and packaging line in Changping site was granted the new GMP certificate, after which we moved the filling and packaging activities to our Changping site. In July 2016, we started to build our sIPV plant for bulk production on our Changping site. The expected capacity is approximately 20 million doses.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. The construction of a varicella vaccine production plant within the existing building in Sinovac Dalian with total area of 4,458 square meters is underway. The expected annual capacity is five million doses. Sinovac Dalian received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012.

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

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines against infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against hepatitis A, hepatitis B, enterovirus type 71, influenza viruses and mumps. The following table sets forth certain information on our commercialized products.

Number of Doses Sold
Products	Date of Approval	2016	2015	2014
Healive	May 2002	3.5 million	4.1 million	3.9 million
Bilive	June 2005	0.4 million	2.3 million	2.6 million
Anflu	October 2005	2.0 million	3.2 million	3.4 million
Inlive	January 2016	1.5 million	-	-
Panflu(1)	April 2008	1.9 million	1.1 million	40,000
Panflu.(1)	September 2009	nil	nil	nil
Mumps	September 2012	0.3 million	1.2 million	1.7 million

(1)	We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order. In 2016, 1.9 million doses of Panflu products manufactured for the government stockpiling order were not used and expired, allowing us to recognize sales revenue. Sales of Panflu generated revenues of $6.4 million in 2016.

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

Our Proprietary Rights

Healive was co-developed by Tangshan Yian and the NIFDC. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, the NIFDC, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owned the right to market and sell Healive, and that Sinovac Beijing was required to pay the NIFDC approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained Healive’s new drug certificate from the CFDA in December 1999, the production license in May 2002, and final PRC regulatory approval for production of Healive in May 2002. Production of Healive commenced in July 2002.

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

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. No payments were made in 2013 and 2015. We made a $0.9 million royalty payment to MedImmune in 2014.

Amortization expense for these proprietary rights was $nil, $0.4 million and $0.4 million in 2016, 2015 and 2014, respectively.

Research and Development Programs

The research and development strategy is developed by management and reviewed and approved by the board of our company. Utilizing the resources and platform of each subsidiary, the R&D team of each subsidiary selects a R&D project and develops a feasibility analysis for review and approval. Once the project is approved, we will track the R&D progress as well as the spending of each project. Each year all the ongoing R&D projects will be reviewed along with the budgeting for the following year.

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

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Research and development programs
EV71 vaccine	$7	$325	$1,521
Pneumococcal polysaccharide vaccine	3,181	2,816	2,363
Varicella vaccine	2,683	1,650	1,050
sIPV	3,133	1,617	3,170
Pneumococcal Conjugate Vaccine	461	1,155	682
Mumps vaccine	251	235	147
Others	2,932	1,692	2,001
Total	$12,648	$9,490	$10,934

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

We have obtained the new drug certification, production license and GMP certification for our new core product, the EV71 vaccine. We started the commercial production and sales activities of EV71 vaccine in 2016. We have completed phase III clinical trials for the pneumococcal polysaccharides vaccine and filed an application of production license in 2017. We completed Phase III clinical trials on our varicella in 2017. We also completed Phase II clinical trials of Sabin-IPV vaccine in 2017. In addition, have obtained clinical trial license for the pneumococcal conjugate vaccine.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grant that were deferred in the amount of RMB5.0 million ($0.7 million), RMB1.5 million ($0.2 million) and RMB21.7 million ($3.5 million) in 2016, 2015 and 2014, respectively. In addition, we received RMB40.5 million ($6.1 million) in other government grants and subsidies that were recognized in the statements of comprehensive income (loss) in 2016.

Deferred government grants included RMB5.5 million ($0.8 million), being the unamortized portion of a grant that we received in 2007 for construction of a pandemic influenza vaccine plant and buildings (RMB7.3 million ($1.1 million) as of December 31, 2015). RMB1.8 million ($0.3 million), which will be amortized in 2017, was included in the current portion of deferred government grants and RMB3.7 million ($0.5 million), which will be amortized after 2017, was included in the non-current portion of deferred government grants. The production facility grant requires us to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the PRC government. We have fulfilled the conditions attached to the government grant. Government grants relating to these production facilities of $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2016, 2015 and 2014, respectively, were recorded as a reduction to depreciation expense for those respective years.

Deferred government grants also included RMB2.1 million ($0.3 million) being the unamortized portion of a grant that we received in 2009 for purchasing equipment for H1N1 vaccine production. RMB0.9 million ($0.1 million) which will be recognized in 2017 was included in the current portion of deferred government grants and RMB1.2 million ($0.2 million) which will be recognized after 2017 was included in the non-current portion of deferred government grants. We have fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2016, 2015 and 2014, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants also included RMB0.3 million ($43,000), being the unamortized portion of a grant that we received in 2013 for purchasing equipment for H5N1 vaccine production. We have fulfilled the conditions attached to the government grant. RMB0.1 million ($14,000) to be amortized in 2017 was included in the current portion of deferred government grants and RMB0.2 million ($29,000) which will be amortized after 2017 was included in the non-current portion of deferred government grants. Government grant relating to this production facility of $15,000, $16,000 and $16,000 for the year ended December 31, 2016, 2015 and 2014, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants also included RMB17.8 million ($2.6 million) being the unamortized portion of a grant the Company received in 2015 for equipment purchase and construction of the EV71 vaccine production facility. We have fulfilled the conditions attached to the government grant in 2016. RMB3.3 million ($0.5 million) which will be amortized in 2017 was included in the current portion of deferred government grants and RMB 14.6 million ($2.1 million) which will be recognized after 2017 was included in the non-current portion of deferred government grants. RMB1.8 million ($0.3 million) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2016, and RMB0.4 million ($55,000) was recorded as government recognized in income for the year ended December 31, 2016.

As of December 31, 2016, we have fulfilled the conditions attached to a government grant received in 2015 for EV71 research and development with a total amount of RMB0.5 million ($77,000). This grant was recognized as government grant recognized in income for the year ended December 31, 2016.

We received a loan of RMB12.0 million ($1.9 million) bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at our borrowing rate) of $0.4 million was recognized as government grant recognized in income for the year ended December 31, 2016 since the loan was repaid in February 2016.

As of December 31, 2016, conditions attached to two government grants previously deferred were fulfilled and RMB2.8 million ($0.4 million) was recognized as government grant recognized in income for the year ended December 31, 2016. As of December 31, 2016, conditions of four government grants totaling RMB7.1 million ($1.0 million) have not been fulfilled by us. We expect to fulfill the conditions of three of the four grants within one year, and these grants totaling RMB6.3 million ($0.9 million) were included in the current portion of deferred government grants. The conditions of a grant in the amount of RMB0.8 million ($0.1 million) are not expected to be fulfilled by us within one year, and the grant was included in the non-current portion of deferred government grants.

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B, seasonal influenza and EV71 vaccines are recognized when delivery has occurred and we estimate return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange data as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. Product return provision for EV71 vaccine is based on historical return and exchange data of hepatitis A and combined inactivated hepatitis A&B vaccines, as well as EV71 vaccines’ inventory levels and remaining shelf lives in the distribution channels. As of December 31, 2016, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and EV71 vaccine was $5.0 million ($5.9 million as of December 31, 2015). Private pay sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and EV71 vaccine as a percentage of sales was 10.9% and 13.6% in 2016 and 2015, respectively. We do not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports. As such, no sales returns are estimated for these sales. Product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because we generally accept returns up to the end of the flu season. As of December 31, 2016, sales return provision for seasonal influenza vaccine returns was approximately $0.5 million ($1.5 million as of December 31, 2015).

Revenue for mumps vaccines without a right of return provided to customers is recognized when delivery has occurred. Revenue for mumps vaccines with a right of return provided to customers is recognized when payments are collected from customers.

Deferred revenue is generally relating to government stockpiling programs and advances received from customers. For government stockpiling programs of H5N1 vaccines, we generally obtain purchase authorizations from the government for a specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2016, we provided 100% (100% as of December 31, 2015) allowance for accounts receivable aged more than four years, approximately 84.8% (77.5% as of December 31, 2015) allowance for accounts receivable aged between three year and four years, approximately 59.1% (40.6% as of December 31, 2015) allowance for accounts receivable aged between two year and three years, approximately 20.5% (14.4% as of December 31, 2015) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (1.3% as of December 31, 2015) allowance for accounts receivable aged less than one year. For the year ended December 31, 2015, we changed our estimates of the allowance for doubtful accounts due to an improved historical trend of collecting accounts aged three years or more. The change in estimate resulted in an increase to income from continuing operations and net income attributable to shareholders of Sinovac by $0.4 million and $0.3 million, respectively. In addition, basic and diluted earnings per share increased by $0.00 and $0.00, respectively.

Our allowance for doubtful accounts as of December 31, 2016 was $3.6 million, compared to $2.4 million as of December 31, 2015. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $1.4 million for the year ended December 31, 2016 as compared with a recovery of $49,000 for the year ended December 31, 2015.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive and Mumps products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2016, 2015 and 2014 was $6.4 million, $1.8 million and $1.0 million, respectively.

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

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We recorded impairment charges on long-lived assets of nil in 2016, 2015 and 2014.

Income Tax Valuation Allowance

In 2016, we recorded $3.5 million of current deferred income tax assets and $0.5 million in non-current deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. In August 2015, the FASB issued ASU 2015-14, where the effective date of ASU 2014-09 was extended to annual periods beginning after December 15, 2017. Early adoption is permitted. Subsequent to the issuance of ASU 2014-09, the FASB has issued several accounting standard updates such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs will have the same effective date and transition requirements as ASU 2014-09. We will adopt the new standard on January 1, 2018 and currently plan to use the modified retrospective method. We are currently assessing how the adoption of ASU 2014-09 and these ASUs will impact the consolidated financial statements. Interpretations are on-going and upon initial evaluation, we currently assessed that the adoption will not have material effect on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes. To simplify the presentation of deferred income taxes, ASU 2015-17 requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position, applicable to all entities that present a classified statement of financial position. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. We will adopt ASU 2015-17 on January 1, 2017, and we not expect the adoption of this standard will have a material impact on our consolidated financial statements.

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

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Compensation – Stock Compensation. Under ASU 2016-09, we can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. We will adopt ASU 2016-09 on January 1, 2017, and do not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows: Restricted Cash. ASU 2016-18 requires amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning –of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. We will adopt ASU 2016-18 on January 1, 2018, and do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income (loss) data	2016	2015	2014
		(Restated)	(Restated)
	(in thousands except share and per share data)
Sales	$72,431	$67,414	$62,932
Cost of sales(1)	22,393	18,408	15,476
Gross profit	50,038	49,006	47,456
Operating expenses:
Selling, general and administrative expenses(1)	41,980	37,481	34,338
Provision (recovery) for doubtful accounts	1,412	(49)	329
Research and development expenses(1)	12,648	9,490	10,934
Loss on disposal and impairment of property, plant and equipment	478	26	74
Government grants recognized in income	(6,984)	(1,637)	(104)
Total operating expenses	49,534	45,311	45,571
Operating income	504	3,695	1,885
Interest and financing expenses	(1,729)	(1,920)	(3,407)
Interest income	731	1,155	2,684
Other income	100	(174)	1,186
Income (loss) from continuing operations before income taxes	(394)	2,756	2,348
Income tax expenses	(2,664)	(2,985)	(2,069)
Income (loss) from continuing operations	(3,058)	(229)	279
Income (loss) from discontinued operations, net of tax nil	2,338	(728)	(1,524)
Net loss	(720)	(957)	(1,245)
Less: Income (loss) attributable to non-controlling interests	124	(459)	(270)
Net loss attributable to shareholders of Sinovac	(596)	(1,416)	(1,515)
Comprehensive loss	(9,563)	(5,342)	(3,648)
Less: comprehensive loss attributable to non-controlling interests	953	82	35
Comprehensive loss attributable to shareholders of Sinovac	$(8,610)	$(5,260)	$(3,613)

(1)	Includes share-based compensation of $2.4 million, $1.0 million and $0.3 million in 2016, 2015 and 2014, respectively.

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

We market and sell our vaccine products primarily through provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Since hepatitis A vaccines were included into government sponsored expended immunization program in 2007, we have actively participated in the tender and bidding organized by various provincial CDCs. We enter into sales agreements with CDCs when we win a bid.

Pricing

In the private market, we set our price based on our production cost, the price of competitive products and acceptance level of CDC and vaccinees. We also adjust our product price according to changes in the external environment to balance sales volume and gross profit, and ultimately to maximize sales profit margins.

In the public market, the government purchases vaccines for EPI market by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our products competitively to win the tenders. We believe that our emphasis on product quality is an advantage and increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2016, 2015 and 2014 amounted to $22.4 million, $18.4 million and $15.5 million, respectively, of which idle capacity amounted to $3.2 million, $2.2 million and $1.8 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity has not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense in 2016 was $22.6 million, representing 31.2% of total sales revenue of 2016, which is a 2.1% increase compared to 2015.

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and human resources. Other significant costs include facilities costs, share-based compensation and professional fees for accounting and legal services.

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

We expense both internal and external research and development costs as incurred, other than capital expenditures that have alternative future uses, such as the build-out of our plant, or license fees and milestone payments made to third parties after regulatory approval is received. We expect our research and development costs will continue to be substantial and that they will increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into pre-clinical and clinical trials.

Taxes and incentives

Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. Income tax returns filed by our PRC subsidiaries for tax years beginning in 2006 have been subject to examination by tax authorities.

Effective from January 1, 2008, the PRC’s statutory enterprise income tax rate is 25%. Our PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing. Sinovac Beijing, which was reconfirmed as a High and New Technology Enterprise or HNTE in 2014 for a period of three years, was subject to a preferential income tax rate of 15% from 2014 to 2016. Sinovac Beijing reconfirmed its HNTE status in 2017 for a period of three years from 2017 to 2019.

We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements.

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

The valuation allowances relating to the deductible temporary differences and the unused tax losses of Sinovac R&D, Sinovac Dalian and Sinovac Biomed are still required as realization of these elements of the potential tax benefits is still uncertain. Taking the valuation allowances into account, the potential tax benefits arising from the deductible temporary differences and the unused tax losses of Sinovac R&D, Sinovac Dalian and Sinovac Biomed effectively have not been recorded in the financial statements. Tax losses of the PRC subsidiaries in the amount of RMB 168 million ($24.1 million) can be carried forward for five consecutive years against profits, and will expire from 2017 to 2021, if unused.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Sales. Total sales from continuing operations in 2016 increased by 7.4% to $72.4 million from $67.4 million in 2015. Excluding revenue recognition of Panflu under the government stockpiling program in 2016 and 2015, regular sales of Healive, Bilive, Anflu, Inlive and mumps vaccine increased by 3.9% to $66.0 million in 2016 from $63.6 million in 2015. The growth was mainly contributed by sales of Inlive.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31
Sales	2016	2015
	(in thousands)
Hepatitis A vaccine	$20,044	$26,801
Hepatitis A&B vaccine	552	22,615
Influenza vaccines	9,829	12,674
Enterovirus 71 vaccine	35,140	-
Mumps vaccines	477	1,472
Regular sales subtotal	66,042	63,562
H5N1 vaccine	6,389	3,852
Total sales	$72,431	$67,414

Gross Profit. Gross profit from continuing operations in 2016 increased by 2.1% to $50.0 million from $49.0 million in 2015. Gross margin percentage decreased to 69.1% in 2016 from 72.7% in 2015. Excluding the impact of Panflu sales under the government-stockpiling program in 2016 and 2015, gross margin decreased to 70.0% in 2016 from 73.4% in 2015. The decrease of gross margin was mainly due to higher inventory provision of Bilive vaccines in 2016.

Selling, General and Administrative Expenses..

Selling, general and administrative expenses in 2016 increased by 12.0% to $42.0 million from $37.5 million in 2015. The increase was mainly due to higher selling expenses incurred on promotion of EV71 and higher professional and consulting fees related to the proposed privatization.

We recorded total share-based compensation of $1.5 million in 2016, compared to $0.6 million in 2015. As of December 31, 2016, we had unrecognized compensation costs of $3.3 million. This unearned component will be recognized over a period of 40 months.

Research and Development Expenses. Research and development expenses in 2016, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, increased to $12.6 million in 2016 from $9.5 million in 2015.

Interest and Financing Expenses. Interest and financing expense decreased by 9.9% to $1.7 million in 2016 from $1.9 million in 2015. The decrease in interest and financing expense is primarily due to lower interest rates on outstanding loans during 2016 compared to 2015. There were $37,000 and $0.1 million of interest subsidies received in 2016 and 2015, respectively.

Income Tax Expenses. Income tax expense was $2.7 million in 2016, compared to an income tax expense of $3.0 million in 2015. Prior to 2014, Sinovac Beijing was in a cumulative tax loss position hence did not have current income tax payable. Sinovac Beijing returned to a taxable income position, hence recorded current income tax expense of $3.7 million and $3.3 million in 2016 and 2015, respectively.

Income (loss) from Continuing Operations. Loss from continuing operations was $3.1 million in 2016, compared to a loss of $0.2 million in 2015.

Income (loss) from Discontinued Operations. Income from discontinued operations was $2.3 million in 2016, compared to a loss of $0.7 million in 2015. The income from discontinued operations in 2016 was a result of completion of the disposal transaction of Tangshan Yian.

Net Loss. Net loss attributable to shareholders of Sinovac was $0.6 million in 2016, compared to a net loss of $1.4 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Sales. Total sales from continuing operations in 2015 increased by 7.1% to $67.4 million from $62.9 million in 2014. Excluding revenue recognition of Panflu under the government stockpiling program in 2015 and 2014, regular sales of Healive, Bilive, Anflu and mumps vaccine increased by 1.3% to $63.6 million in 2015 from $62.7 million in 2014. The growth was mainly contributed by the sales of Bilive and Anflu in the private-pay market.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31
Sales	2015	2014
	(in thousands)
Hepatitis A vaccine	$26,801	$26,515
Hepatitis A&B vaccine	22,615	21,935
Influenza vaccines	12,674	12,131
Mumps vaccines	1,472	2,150
Regular sales subtotal	63,562	62,731
H5N1 vaccine	3,852	201
Total sales	$67,414	$62,932

Gross Profit. Gross profit from continuing operations in 2015 increased by 3.3% to $49.0 million from $47.5 million in 2014. Gross margin percentage decreased to 72.7% in 2015 from 75.4% in 2014. Excluding the impact of Panflu sales under the government-stockpiling program in 2015 and 2014, gross margin decreased to 73.4% in 2015 from 75.7% in 2014. The decrease of gross margin was mainly due to a lower utilization rate of our hepatitis and influenza vaccine production facilities and higher inventory provision of influenza and mumps vaccines in 2015.

Selling, General and Administrative Expenses..

Selling, general and administrative expenses for 2015 were $37.5 million, which was maintained at a similar level compared to $34.3 million for 2014.

We recorded total share-based compensation of $0.6 million in 2015 compared to $0.3 million in 2014. As of December 31, 2015, we had unrecognized compensation costs of $2.6 million. This unearned component will be recognized over a period of 52 months.

Research and Development Expenses. Research and development expenses in 2015, which primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, decreased to $9.5 million in 2015 from $10.9 million in 2014.

Interest and Financing Expenses. Interest and financing expense decreased by 43.6% to $1.9 million in 2015 from $3.4 million in 2014. The decrease in interest and financing expense was primarily due to repayment of outstanding loans during 2015 compared to 2014. We received $0.1 million and $81,000 of interest subsidies in 2015 and 2014, respectively.

Income Tax Expenses. Income tax expense was $3.0 million in 2015, compared to an income tax expense of $2.1 million in 2014. Prior to 2014, Sinovac Beijing was in a cumulative tax loss position hence did not have current income tax payable. Sinovac Beijing returned to a taxable income position, hence recorded current income tax expense of $3.3 million and $2.3 million in 2015 and in 2014, respectively.

Income (loss) from Continuing Operations. Loss from continuing operations was $0.2 million, compared to an income of $0.3 million in 2014.

Loss from Discontinued Operations. Loss from discontinued operations was $0.7 million, compared to a loss of $1.5 million in 2014.

Net Loss. Net loss attributable to shareholders of Sinovac was $1.4 million in 2015, compared to a net loss of $1.5 million in 2014.

B.	Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from public offerings, capital raised in private placements, cash generated from operations and, to a lesser extent, cash from government research grants. We believe that our current cash and cash equivalents, and anticipated cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure, for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
	(in thousands)
Net cash provided by (used in) operating activities	$(15,459)	$4,211	$(10,127)
Net cash used in investing activities	(11,776)	(4,515)	(11,003)
Net cash provided by (used in) financing activities	27,784	(24,196)	5,309
Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(2,092)	(1,541)	(1,403)
Decrease in cash and cash equivalents, including cash classified within current assets held for sale	(1,543)	(26,041)	(17,224)
Less: Net decrease in cash classified within current assets held for sale	(143)	(82)	(500)
Decrease in cash and cash equivalents	(1,400)	(25,959)	(16,724)
Cash and cash equivalents at beginning of period	63,834	89,793	106,517
Cash and cash equivalents at end of period	$62,434	$63,834	$89,793

Operating Activities

Net cash used in operating activities was $15.5 million in 2016, compared to net cash provided by operating activities of $4.2 million in 2015. Net cash used in our operating activities in 2016 resulted primarily from (1) our net loss from continuing operations of $3.1 million, (2) inventory provision of $6.4 million, (3) depreciation of property, plant and equipment and amortization of prepaid land lease payments of $5.3 million, (4) government grants recognized in income of $7.0 million, and (5) a decrease of deferred revenue of $5.0 million and an increase in accounts receivable of $15.1 million.

Net cash provided by operating activities was $4.2 million in 2015, compared to net cash used in operating activities of $10.1 million in 2014. Net cash provided by our operating activities in 2015 resulted primarily from (1) our net loss from continuing operations of $0.2 million, (2) inventory provision of $1.8 million, (3) depreciation of property, plant and equipment and amortization of licenses of $6.5 million, and (4) a decrease of deferred revenue of $3.6 million.

Investing Activities

Net cash used in investing activities was $11.8 million in 2016, compared to $4.5 million in 2015. We invested more cash in the construction of our PPV and sIPV production facilities in 2016.

Net cash used in investing activities was $4.5 million in 2015, compared to $11.0 million in 2014. We used less cash to acquire property, plant and equipment in 2015.

Financing Activities

Net cash provided by financing activities was $27.8 million in 2016 compared to net cash used in financing activities of $24.2 million in 2015. In 2016, net cash provided by our financing activities included net proceeds of $0.3 million from issuance of common shares and government funding of $6.9 million. We also received loan proceeds of $45.5 million and made loan repayments of $24.9 million in 2016.

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

Accounts Receivable

Our total accounts receivable, including other receivables, increased by $10.8 million from $39.0 million as of December 31, 2015 to $49.8 million as of December 31, 2016. Our average accounts receivable turnover time in 2016 was 256 days, as compared to 239 days in 2015.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2016	2015
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$45,340	$34,495
Aging greater than one year, net of allowance for doubtful accounts	3,118	3,823
Total trade receivable — net	$48,458	$38,318

Borrowings

As of December 31, 2016, we had $31.3 million in short-term bank loans and current-portion of long-term bank loans, offset by $62.4 million in cash and cash equivalents, resulting in a liquid assets balance of $31.1 million, compared with $42.0 million at the end of December 31, 2015. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2016:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB5.0 million ($0.7 million)	5.79%	monthly	September 26, 2017	operation
Bank loan from Bank of China	RMB5.0 million ($0.7 million)	5.79%	monthly	October 11, 2017	operation

On September 26, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of RMB5.0 million ($0.7 million) to finance its working capital requirements. The loan bears interest at 144.2 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.79%. Interest is payable monthly and the loan is payable on September 26, 2017. On October 12, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of RMB5.0 million ($0.7 million) to finance its working capital requirements. The loan bears interest at 144.2 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.79%. Interest is payable monthly and the loan is payable on October 11, 2017. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of RMB55.4 million ($8.0 million) were pledged as collateral.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB9.5 million ($1.4 million)	4.35%	quarterly	April 14, 2017	operation
Bank loan from Bank of Beijing	RMB9.9 million ($1.4 million)	4.35%	quarterly	May 25, 2017	operation
Bank loan from Bank of Beijing	RMB9.9 million ($1.4 million)	4.35%	quarterly	June 27, 2017	operation
Bank loan from Bank of Beijing	RMB9.9 million ($1.4 million)	4.35%	quarterly	July 27, 2017	operation
Bank loan from Bank of Beijing	RMB9.9 million ($1.4 million)	4.35%	quarterly	August 30, 2017	operation
Bank loan from Bank of Beijing	RMB4.9 million ($0.7 million)	5.25%	quarterly	May 20, 2020	construction of the PPV facilities
Bank loan from Bank of Beijing	RMB39.7 million ($5.7 million)	4.75%	quarterly	May 20, 2020

On September 18, 2015, Sinovac Beijing entered into a maximum credit facility of RMB50 million ($7.2 million) with Bank of Beijing to finance its working capital requirements. RMB9.5 million ($1.4 million) was drawn on April 14, 2016 and is payable on April 14, 2017. RMB9.9 million ($1.4 million) was drawn on May 25, 2016 and is payable on May 25, 2017. RMB9.9 million ($1.4 million) was drawn on June 27, 2016 and is payable on June 27, 2017. RMB9.9 million ($1.4 million) was drawn on July 27, 2016 and is payable on July 27, 2017. RMB9.9 million ($1.4 million) was drawn on August 30, 2016 and is payable on August 30, 2017.

On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $6,913 (RMB 48 million) with a term from July 2015 to May 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is payable on May 20, 2020. RMB4.9 million ($0.7 million) was drawn in 2015 with an annual interest rate of 5.25%, and RMB39.7 million ($5.7 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of RMB17.1 million ($2.5 million) were pledged as collateral as of December 31, 2016.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB50.0 million ($7.2 million)	4.57%	monthly	March 7, 2017	operation
Bank loan from China Construction Bank	RMB19.4 million ($2.8 million)	4.13%	monthly	July 25, 2017	operation
Bank loan from China Construction Bank	RMB21.0 million ($3.0 million)	4.51%	quarterly	October 13, 2021	construction of the sIPV facilities

On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of RMB120 million ($17.3 million) with China Construction Bank to finance its working capital requirements. On March 8, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of RMB50 million ($7.2 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57%. Interest is payable monthly and the loan is payable on March 7, 2017. On July 26, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,201 (RMB 50 million) to finance its working capital requirements, bearing interest at 5% below the prime rate of a one-year term loan published by the People’s Bank of China, at 4.13%. Interest is payable monthly and the loan is payable on July 25, 2017. RMB15.4 million ($2.2 million) and RMB4 million ($0.6 million) were drawn on July 26 and August 12, 2016, respectively.

On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of RMB70 million ($10.0 million) with China Construction Bank to finance construction of the Sabin inactivated polio vaccine facilities. On October 14, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of RMB50 million ($7.2 million) with a term from October 2016 to October 2021. The loan bears interest at 5% below the prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 month, currently at 4.51%. Interest is payable quarterly and the loan is payable on October 13, 2021. RMB21.0 million ($3.0 million) was drawn in 2016.

Pursuant to the covenants set out in the three bank loan agreements above, Sinovac Beijing’s debt to total assets ratio must not be higher than 80%, current ratio must not be lower than 0.8, contingent liabilities must not be higher than RMB161 million ($23.2 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company was in compliance with such covenants as of December 31, 2016. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of RMB99.8 million ($14.4 million) were pledged as collateral against these three loans.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Merchants Bank	RMB30.0 million ($4.3 million)	5.00%	quarterly	October 30, 2017	operation

On November 1, 2016, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of RMB30 million ($4.3 million) to finance its finance its working capital requirements, bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.00% per year. Interest is payable quarterly and the loan is payable on October 30, 2017. The loan was guaranteed by an unrelated third party, with a guarantee fee of RMB0.4 million ($58,000) over the term of the loan.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
PingAn Bank	RMB30.0 million ($4.3 million)	4.35%	quarterly	June 24, 2017	operation

On June 24, 2016, Sinovac Beijing entered into a bank loan with PingAn Bank in the aggregate principal amount of RMB30 million ($4.3 million) to finance its working capital requirements. The loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, at 4.35%. Interest is payable quarterly and the loan is payable on June 24, 2017.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Citi Bank	RMB8.7 million ($1.3 million)	4.35%	quarterly	January 6, 2017	operation
Citi Bank	RMB1.5 million ($0.2 million)	4.35%	quarterly	February 16, 2017	operation
Citi Bank	RMB3.8 million ($0.5 million)	4.35%	quarterly	March 9, 2017	operation
Citi Bank	RMB3.8 million ($0.6 million)	4.35%	quarterly	September 28, 2017	operation
Citi Bank	RMB3.8 million ($0.5 million)	4.35%	quarterly	October 12, 2017	operation
Citi Bank	RMB3.2 million ($0.5 million)	4.35%	quarterly	October 31, 2017	operation
Citi Bank	RMB3.8 million ($0.5 million)	4.35%	quarterly	November 14, 2017	operation

On May 9, 2016, Sinovac Beijing entered into a revolving bank loan with Citi Bank in the aggregate principal limit of $4,321 (RMB 30 million) to finance its working capital requirements. The revolving loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, at 4.35% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. RMB8.7 million ($1.3 million) was drawn on July 14, 2016, and is payable on January 6, 2017. RMB1.5 million ($0.2 million) was drawn on August 24, 2016, and is payable on February 16, 2017. RMB3.8 million ($0.5 million) was drawn on September 13, 2016, and is payable on March 9, 2017. RMB3.8 million ($0.6 million) was drawn on September 28, 2016, and is payable on September 28, 2017. RMB3.8 million ($0.5 million) was drawn on October 12, 2016, and is payable on October 12, 2017. RMB3.2 million ($0.5 million) was drawn on October 31, 2016, and is payable on October 31, 2017. RMB3.8 million ($0.5 million) was drawn on November 14, 2016, and is payable on November 14, 2017.

Our weighted average effective interest rate on outstanding borrowings was 4.73%, 4.83% and 6.22% for the years ended December 31, 2016, 2015 and 2014, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

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

The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Sinovac Biomed incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Capital Expenditures

We made capital expenditures of $12.7 million, $5.3 million and $10.9 million in 2016, 2015 and 2014, respectively. In 2016, we made $12.7 million of payments towards property, plant and equipment for construction of PPV, sIPV and varicella production facilities. As of December 31, 2016, our commitments related to capital expenditures of approximately $4.1 million were primarily for the construction of our sIPV and varicella production facilities. We will finance such commitments through long-term borrowings, proceeds from our public offerings and cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2016 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	$45,581	$34,880	$890	$9,811	$-
R&D expenses, liabilities and commitment	2,894	2,894	-	-	-
Operating lease obligations	10,994	464	1,614	1,614	7,302
Purchase of facilities commitments	4,102	4,102	-	-	-
Accounts payable and accrued liabilities	24,960	24,960	-	-	-
Total	$88,531	$67,300	$2,504	$11,425	$7,302

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our ability to maximize sales of our existing products within the Chinese market;

•	our ability to develop new vaccines;

•	our ability to improve our existing vaccines and lower our production costs;

•	our ability to expand our manufacturing facilities to meet the needs of the growing Chinese market and other geographic markets;

•	our ability to acquire new technologies and products;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.

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

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	53	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	56	Independent Director
Yuk Lam Lo(1) (2) (3)	68	Independent Director
Kenneth Lee(2) (3)	49	Independent Director
Meng Mei(1) (2) (3)	62	Independent Director
Nan Wang	50	Chief Financial Officer, Vice President
Ming Xia	43	Vice President, Sales and Marketing
Qiang Gao	40	Vice President, Research and Development
Jing Li	42	Vice President, Quality and Production

(1)	Member of the audit committee.

(2)	Member of the nominating and corporate governance committee.

(3)	Member of the compensation committee.

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

Mr. Simon Anderson has served as an independent director of our company since July 2004. He is a member of our audit, compensation, and corporate governance and nominating committees. Mr. Anderson advises companies listed on North American stock exchanges and private businesses in the areas of regulatory compliance, exchange listings and financial operations. He is a member of the Chartered Professional Accountants of British Columbia, having qualified as a Chartered Accountant in 1986. Mr. Anderson serves as a director of IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants.

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

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of the compensation committee and corporate governance and nominating committee. Mr. Lee is a partner at SAIF Partners. SAIF Partners IV L.P. is currently the largest shareholder of Sinovac. Mr. Lee has more than 20 years of experience across private equity investments, corporate finance, and business development in China. He is a non-executive director on the boards of three Chinese portfolio companies publicly listed on the stock exchanges in the United States and Hong Kong and a board director for four other private Chinese companies backed by SAIF Partners. Mr. Lee is a graduate of Amherst College.

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

Ms. Nan Wang has served as our chief financial officer since June 2013. Ms. Wang served as the vice president of Sinovac Beijing from 2001 to 2013 where she oversaw business development, investment and clinical research. From 1988 to 1993, Ms. Wang was a researcher in biology at the Life Science College of Peking University, PRC. From 1993 to 2001, she worked as a manager at SinoBioway. Ms. Wang received her bachelor’s degree in biology from Peking University and her master’s degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

Mr. Ming Xia has served as our vice president since April 2016. Mr. Xia has served as the vice president of Sinovac Beijing since 2011 where he oversees sales and marketing departments. Mr. Xia has over 15 years’ experience in vaccine sales and marketing in China. He joined Sinovac in 2002 and has served as Regional Sales Manager, National Sales Manager and Sales Director at Sinovac. Mr. Xia obtained his bachelor degrees in Biochemistry at Anhui University and in International Trade at Shanghai Institute of Foreign Trade. Mr. Xia has made significant contributions to our sales revenue growth in previous years with outstanding leadership and performance results. He kept his top record of generating sales revenue for many years after joining Sinovac. He is a leader with creativity and developed the sales strategy for our existing products. He is also involved in sales and marketing strategy.

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

In 2016, the aggregate cash compensation paid to our directors and executive officers was approximately $1.99 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. The bonus plan of the executive officers is made based on our annual performance in different functions and the respective key result areas of these functional teams. Each vice president’s bonus is determined based on the key corporate development objectives and key performance index set by the compensation committee and approved by the board at the beginning of the year. The bonus payoff plan is approved by the board.

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. The following tables summarize, as of October 31, 2017, the outstanding options and regular shares that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2003 Stock Option Plan and 2012 Share Incentive Plan, respectively.

2003 Option Plan
Name	Number of Options	Exercise Price	Grant Date	Expiration Date
Ming Xia	500	$2.37/share	December 26, 2011	December 25, 2017
Other individual as a group	22,800
Total outstanding options	23,300	$2.37/share

2012 Share Incentive Plan
Name	Restricted Shares	Number of Options	Exercise Price ($/Share)	Grant Date	Expiration Date	Total
Weidong Yin	-	150,000	4.98	May 1, 2015	April 30, 2023	150,000
Simon Anderson	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Yuk Lam Lo	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Meng Mei	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Kenneth Lee	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Nan Wang	30,000	90,000	4.98	May 1, 2015	April 30, 2023	120,000
Ming Xia	30,000	90,000	4.98	May 1, 2015	April 30, 2023	120,000
Qiang Gao	25,000	80,000	4.98	May 1, 2015	April 30, 2023	105,000
Jing Li	25,000	80,000	4.98	May 1, 2015	April 30, 2023	105,000
Others as a group	235,500	612,100	4.98	May 1, 2015	April 30, 2023	847,600
Subtotal	345,500	1,262,100	4.98	May 1, 2015	April 30, 2023	1,607,600

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits.

2003 STOCK OPTION PLAN

Our board of directors adopted the 2003 Stock Option Plan, or the 2003 Plan, on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success depends on our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of the 2003 Plan.

•	Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of October 31, 2017, options to purchase an aggregate of 23,300 of our common shares were issued and outstanding and an aggregate of 4,120,400 common shares have been issued pursuant to options issued under the 2003 Plan.

•	Administration. The 2003 Plan is administered by our board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•	Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.

•	Option agreement. Options granted under the 2003 Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by our board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.

•	Option term. The term of options granted under the 2003 Plan may not exceed ten years from the date of grant.

•	Termination of options. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, the options will terminate to the extent any options are not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

•	Change of control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options will become fully vested and exercisable immediately prior to such transaction.

•	Termination of plans. Unless terminated earlier, the Plan will expire in 2023. Our board of directors has the authority to terminate the 2003 Plan prior to the expiry of the plan provided that such early termination shall not affect the options then outstanding under the plan.

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

Vesting

The 2012 Plan provides that the administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to the terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right exercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator. On December 16, 2016, our board of directors approved acceleration of vesting of an additional 30% of options granted and removal of restrictions of an additional 30% of the restricted shares awarded. The vesting periods, vesting schedules and all other terms for the unvested Options and Restricted Shares remained unchanged.

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

Amendments or Termination

The 2012 Plan provides that in the event of any changes affecting our common shares or our share price, the plan administrator can make proportional and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan will expire and no further awards may be granted after the tenth anniversary of the date the plan was adopted.

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

In 2016, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2016, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2016, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

As of December 31, 2016, 2015 and 2014, we had 724, 646 and 668 full-time employees, respectively. Of our workforce as of December 31, 2016, about 107 employees are primarily engaged in research and development, 231 employees are engaged in sales and marketing, 331 employees in production related, and 55 employees in administration. As of December 31, 2016, we have a total of 111 temporary employees. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2016, by:

•	each of our directors and executive officers; and

•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 57,011,761 common shares outstanding as of December 31, 2016. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,124,500	10.74%
Simon Anderson	70,000	*
Yuk Lam Lo	70,000	*
Meng Mei	20,000	*
Kenneth Lee	20,000	*
Nan Wang	150,000	*
Ming Xia	173,260	*
Qiang Gao	160,000	*
Jing Li	95,000	*
All directors and executive officers as a group	6,882,760	12.07%
Principal Shareholders
SAIF Partners IV(1)	10,780,820	18.91%
1Globe Capital LLC(2)	9,353,092	16.41%
Chiang Li Family(3)	3,459,763	6.07%
Samuel D. Isaly(4)	2,667,500	4.68%

*	Less than 1% of our common shares.

(1)	According to the Amendment No. 6 to Schedule 13D filed with the SEC on June 27, 2017 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.

(2)	According to the Schedule 13D filed with the SEC on July 7, 2017.

(3)	According to the Schedule 13G filed with the SEC on April 11, 2016.

(4)	According to the Amendment No. 1 to 13G filed with the SEC on February 11, 2016, consists of (i) 1,219,500 common shares beneficially owned by OrbiMed Advisors LLC and (ii) 1,448,000 common shares beneficially owned by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors, and Samuel D. Isaly is the control person of OrbiMed Advisors LLC and OrbiMed Capital LLC.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2016, 57,011,761 of our common shares were issued and outstanding. Approximately 89% of the issued and outstanding shares were held by the record shareholders in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation of Directors and Executive Officers.”

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Privatization

On June 26, 2017, we entered into the Amalgamation Agreement with Sinovac (Cayman) Limited, or Parent, and Sinovac Amalgamation Sub Limited, or Amalgamation Sub, a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. Immediately following the consummation of the transactions contemplated by the Amalgamation Agreement, Parent will be beneficially owned by a consortium, or the Buyer Consortium, comprising Mr. Weidong Yin, the chairman, president and chief executive officer of Sinovac Biotech Ltd., SAIF, C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into Sinovac Biotech Ltd., with Sinovac Biotech Ltd. continuing as the surviving corporation and a wholly owned subsidiary of Parent, or the Amalgamation.

Our board of directors, acting upon the unanimous recommendation of the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that our shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

The Amalgamation is subject to customary closing conditions, including approval by an affirmative vote of holders of Shares representing at least two-thirds of our common shares present and voting in person or by proxy as a single class at a meeting of our shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. If completed, the Amalgamation will result in Sinovac Biotech Ltd. becoming a privately-held company and our common shares will no longer be listed on NASDAQ.

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Yuk and only pay our share of the utilities and property management fees, which totaled $4,000, $4,000 and $7,000 in 2014, 2015 and 2016, respectively.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, a non-controlling shareholder of Sinovac Beijing, in 2004, to lease Sinovac Beijing’s production plant and laboratory in Beijing with annual lease payments totaling RMB2.3 million ($0.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB0.5 million ($75,000) to RMB1.4 million ($0.2 million) per year.

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

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow RMB20.0 million ($2.9 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. RMB4.0 million ($0.6 million) was repaid on September 25, 2014. No repayments were made in 2016.

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

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time.

The Beijing People’s Court issued five judgements in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in CFDA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, our chairman, president and chief executive officer. It was asserted in the judgments that Mr. Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of RMB550,000 ($77,000) between 2002 and 2011. Mr. Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To our knowledge, no legal proceedings or government inquiries have been made against Mr. Yin. In December 2016, our audit committee authorized the commencement of an internal investigation into the allegations made in the judgements. The audit committee engaged Latham & Watkins as independent counsel to assist with the investigation.

In June 2017, we became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the "CDC"). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced eight of the Company's former and current salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of its directors, officers or employees as defendants. The eight referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, our Audit Committee expanded its internal investigation to review matters related to these judgments and the Company's sales practices and policies, and further engaged Latham & Watkins to continue the independent investigation with the expanded scope.

After we publicly announced the internal investigation arising from the allegations in a research report in December 2016, we were notified by the SEC in February of an enforcement inquiry related to the matters discussed in the report, and in April 2017 we received a subpoena from the SEC requesting documents. Also in February 2017, we received an inquiry from NASDAQ related to the same matter. We are cooperating with NASDAQ and the SEC investigations into these matters. In September 2017, we received an inquiry from the Department of Justice (the “DOJ”) and we have been cooperating with the DOJ.

We take these matters very seriously and are committed to conducting business in compliance with all applicable laws. However, at this time, we are unable to predict, what, if any, action may be taken by NASDAQ, the SEC and the DOJ or any penalties or remedial measures these agencies may seek, but intend to continue to cooperate with these agencies. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, and equitable remedies, including disgorgement or injunctive relief. We cannot reasonably estimate the potential liability, if any, related to these matters resulting from any proceedings that may be commenced by the SEC or any other governmental authorities.

On July 3, 2017, a securities class action complaint was filed in the U.S. District Court for the District of New Jersey against the Company and three of its current and former officers: Mr. Weidong Yin, the Company's current chief executive officer, Ms. Nan Wang, the Company's current chief financial officer, and Mr. Danny Chung, the Company's former chief financial officer. The complaint asserts that statements in the Company's annual filings for fiscal years 2012 through 2015 were false and misleading because they failed to disclose matters relating to the alleged bribery incidents, among other allegations. On September 6, 2017, the plaintiff has filed the notice of voluntary dismissal. The Court granted the dismissal without prejudice.

On July 12, 2017, an alleged shareholder of the Company filed a putative class action complaint in the Supreme Court of the State of New York against the Company, its directors, and certain entities related to the Amalgamation. The complaint alleges that the Company’s directors breached their fiduciary duties by, among other things, entering into a self-dealing transaction at a price below fair value and failing to take steps to maximize the value of the Company. The complaint also alleges that the Company aided and abetted those alleged breaches of fiduciary duty. The complaint seeks, among other things, an injunction preventing completion of the Amalgamation, rescission of the Amalgamation to the extent it is implemented, damages, and attorneys’ fees. The Company is vigorously defending this lawsuit; however, the Company cannot predict or estimate an outcome or economic burden for this case at this time.

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

	Trading Price
	High	Low
Annual High and Low
2012	$3.50	$1.64
2013	6.57	3.00
2014	8.14	4.51
2015	6.18	4.56
2016	7.16	4.38
Quarterly High and Low
First quarter 2015	5.36	4.56
Second Quarter 2015	5.89	4.85
Third Quarter 2015	6.00	4.90
Fourth Quarter 2015	6.18	4.95
First Quarter 2016	7.16	4.38
Second Quarter 2016	6.45	5.61
Third Quarter 2016	6.01	5.50
Fourth Quarter 2016	6.45	5.25
First Quarter 2017	6.05	5.50
Second Quarter 2017	6.92	4.60
Third Quarter 2017	7.16	6.50
Monthly High and Low
May 2017	5.62	4.60
June 2017	6.92	5.22
July 2017	6.94	6.61
August 2017	6.93	6.50
September 2017	7.16	6.71
October 2017	7.29	6.81
November 2017 (through November 21)	7.84	6.96

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol “SVA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our common shares are. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate that would be applicable to dividends if not for the reduced tax rate applicable to qualified dividend income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of renminbi to U.S. dollars, and renminbi appreciated more than 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between renminbi and U.S. dollars remained within a narrow band. Since June 2010, renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2016 into renminbi at the exchange rate of $1.00 for RMB6.9430 as of December 31, 2016, such a cash balance would have been RMB6.94 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB69,430 as of December 31, 2016.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 4.73%, 4.83% and 6.22% for the years ended December 31, 2016, 2015 and 2014. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $0.4 million based on our outstanding indebtedness as of December 31, 2016.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted the Rights Plan. Pursuant to the Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a Series A Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. In March 2017, we amended the Rights Plan to extend its term for a 12-month period. In June 2017, we amended the Rights Plan in connection with the execution of the Amalgamation Agreement.

E. Use of Proceeds

On February 2, 2010, we completed a follow-on public offering of our common shares. In this follow-on offering, we issued and sold an aggregate of 11,500,000 common shares at $5.75 per share. The common shares offered and sold were registered pursuant to the registration statement on Form F-3 (File Number: 333-163165) effective on November 30, 2010 and the registration statement on Form F-3 (File Number: 333-164559) effective on January 27, 2010. UBS Securities LLC and Piper Jaffray & Co. were the representatives of the underwriters of the offering. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have invested approximately $29.2 million in Sinovac Dalian and invested $26.8 million in Sinovac R&D to conduct research and development and other operating activities of operational entities in PRC.

We have used the remaining net proceeds we received from this offering for the following purposes:

•	research and development of our product candidates; and

•	other general corporate purposes.

The foregoing use of our net proceeds received from the offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we received from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes, including repayment of certain of our outstanding bank borrowings. Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our system of disclosure controls and procedures was not effective as of December 31, 2016 because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are made only in accordance with authorization of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified deficiencies in internal control over financial reporting that we (1) did not design effective controls to identify, assess and review provision of non-routine benefits for employees and the related individual income tax withholding obligations, and (2) did not design effective controls over the expense authorization and reimbursement process to obtain adequate supporting documentation to facilitate review and approval of expenses and to evaluate the nature of such expenses in order to (i) assess corresponding corporate income tax impacts, if any, and (ii) prevent or detect possible non-compliance with anti-bribery and bookkeeping provisions of the Foreign Corrupt Practices Act. We concluded that each of the deficiencies represented a material weakness as of December 31, 2016.

Based on this assessment, our management has concluded that, as of December 31, 2016, we did not maintain effective internal control over financial reporting. These material weaknesses resulted in the restatement of our consolidated financial statements as of December 31, 2014 and 2015 and for each of the two years in the period ended December 31, 2015. For more information about the restatement and the related adjustments, see Note 2. “RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, who expressed an adverse opinion on the effectiveness of internal control over financial reporting, can be found on page F-4 of this annual report.

Management Remediation Plan

With oversight from the audit committee, we will engage in substantial efforts to address the above-described material weaknesses and enhance our internal control over financial reporting:

To address the material weakness in relation to the Company’s assessment on the non-routine benefits for employees, we are to:

•	Enhance pre-approval protocols of non-routine employee benefits and establish procedures to ensure timely communication of such benefits between our business department, human resource department and financial department;

•	Training and education of our human resource and tax personnel on the taxation requirements on the individual income tax assessment over non-routine benefits provided to employees;

•	Strengthen our internal audit testing function to evaluate the operating effectiveness of the controls to be implemented over assessment of individual income tax related to non-routine benefits provided to employees.

To address the material weakness in relation to the Company’s expense authorization and reimbursement process, we are to:

•	Establish new risk management and compliance functions, including a Risk Management Committee and a Sales Risk Management Group, to provide oversight on operational risk management, including but not limited to sales related activities;

•	Establish gift and entertainment policies and procedures with detailed requirements in terms of types of gifts and entertainment activities, thresholds, approvals and documentation. Implement more rigorous expense authorization and approval controls to prevent and detect possible non-compliance with anti-bribery and bookkeeping provisions of the Foreign Corrupt Practices Act;

•	Training and education of our personnel on corporate income tax requirements over business expenses, in particular gift and entertainment expenses, as well as the Foreign Corrupt Practices Act compliance related issues;

•	Strengthen our internal audit testing function to evaluate employee compliance with gift and entertainment policies, as well as to evaluate the operating effectiveness of the controls to be implemented over the review, approval and documentation of expense application and reimbursement process.

As we continue to evaluate and work to improve our internal control over financial reporting, management may execute additional measures to address potential control deficiencies and to monitor the implementation process of the remediation plan described above and will continue to review and make necessary changes to the overall design of our internal controls. We believe the material weaknesses will be effectively remediated once the above described improved controls are implemented; however, the remediation cannot be considered effectively conducted until the improved controls are executed effectively in the future.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the periods indicated below.

	2016	2015
Audit fees(1)	$0.7 million	0.9 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19.	Exhibits

Exhibit Number	Description of Document
1.1	Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

4.1	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4	Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5	Form of Employment Agreement between the Registrant and Weidong Yin, dated July 7, 2006 (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.6	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8	Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.9	Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.10	Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11	Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12	Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13	Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14	Asset Acquisition Agreement dated February 10, 2010 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)

4.15	2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.16	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.17	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.18	Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.19	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.20	Rights Agreement, dated March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company (incorporated by reference to Exhibit 4.1 of our Report on Form 6-K dated March 29, 2016)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: November 22, 2017

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2016 and 2015

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinovac Biotech Ltd. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the 2014 and 2015 consolidated financial statements have been restated to correct the accounting for individual income taxes withholding, corporate income taxes due to misclassification of entertainment expenses, and certain other errors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 22, 2017, expressed that the Company has not maintained effective internal control over financial reporting as of December 31, 2016.

/s/ Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China
November 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Sinovac Biotech Ltd.

We have audited Sinovac Biotech Ltd’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Sinovac Biotech Ltd’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to: (1) lack of design of effective controls to identify, assess and review provision of non-routine benefits for employees and the related individual income tax withholding obligations, and (2) ineffective design of controls over the expense authorization and reimbursement process to obtain adequate supporting documentation to facilitate review and approval of expenses and to evaluate the nature of such expenses in order to (i) assess corresponding corporate income tax impacts, if any, and (ii) prevent or detect possible non-compliance with anti-bribery and bookkeeping provisions of the Foreign Corrupt Practices Act.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinovac Biotech Ltd. as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 of Sinovac Biotech Ltd. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated November 22, 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Sinovac Biotech Ltd has not maintained effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

/s/ Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China
November 22, 2017

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
As of December 31, 2016 and 2015
(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2016	December 31, 2015
		(Restated)
ASSETS

Current assets
Cash and cash equivalents	$62,434	$63,834
Restricted cash (note 5)	3,007	1,626
Accounts receivable – net (notes 6 and 11 (d))	49,832	39,021
Inventories (note 7)	14,102	18,655
Prepaid expenses and deposits (including prepaid expenses to related party of 2016 - $343, 2015 - $352) (note 12 (b))	1,372	958
Deferred tax assets (note 14)	3,492	2,603
Current assets held for sale (note 4)	-	1,797

Total current assets	134,239	128,494

Property, plant and equipment (notes 9 and 11)	66,882	63,913
Prepaid land lease payments (notes 10 and 11)	8,697	9,574
Long–term inventories (note 8)	98	-
Long–term prepaid expenses (including prepaid expenses to related party of 2016 - $23, 2015 - $25) (note 12(b))	23	25
Prepayments for acquisition of equipment	964	328
Deferred tax assets (note 14)	452	593
Total assets	$211,355	$202,927

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt (note 11)	$31,279	$21,775
Loan from a non-controlling shareholder (note 12 (a))	2,304	2,470
Accounts payable and accrued liabilities (note 13)	24,960	22,661
Income tax payable	3,178	1,643
Deferred revenue (note 15)	2,766	8,144
Deferred government grants (note 16)	1,777	1,202
Current liabilities held for sale (note 4)	-	243
Total current liabilities	66,264	58,138

Deferred government grants (note 16)	2,953	4,730
Long-term bank loans (note 11)	9,448	756
Deferred revenue (note 15)	89	-
Other non-current liabilities (note 14)	2,935	2,798
Total long-term liabilities	15,425	8,284

Total liabilities	81,689	66,422

Commitments and contingencies (notes 17 and 24)

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 18)	57	57
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 57,011,761 (2015 – 56,906,561)
Additional paid-in capital	112,668	109,944
Accumulated other comprehensive income	168	8,182
Statutory surplus reserves (note 20)	14,788	13,450
Accumulated deficit	(11,914)	(9,980)
Total shareholders' equity	115,767	121,653

Non-controlling interests (note 21)	13,899	14,852

Total equity	129,666	136,505

Total liabilities and equity	$211,355	$202,927

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2016	2015	2014
		(Restated)	(Restated)
Sales (note 23)	$72,431	$67,414	$62,932

Cost of sales	22,393	18,408	15,476

Gross profit	50,038	49,006	47,456

Selling, general and administrative expenses (including rent expenses incurred to related party of 2016 - $807, 2015 - $852, 2014 - $869) (note 12(b))	41,980	37,481	34,338

Provision (recovery) for doubtful accounts	1,412	(49)	329

Research and development expenses – (net of 2016- $nil, 2015 - $16, 2014 $nil in government research grants)	12,648	9,490	10,934

Loss on disposal and impairment of property, plant and equipment (note 9)	478	26	74

Government grants recognized in income	(6,984)	(1,637)	(104)

Total operating expenses	49,534	45,311	45,571
Operating income	504	3,695	1,885

Interest and financing expenses – (including interest expenses incurred to related party, 2016 - $176, 2015 - $183, 2014 - $221) (note 12(a))	(1,729)	(1,920)	(3,407)
Interest income	731	1,155	2,684
Other income (expenses)	100	(174)	1,186

Income (loss) from continuing operations before income taxes	(394)	2,756	2,348

Income tax expense (note 14)	(2,664)	(2,985)	(2,069)

Income (loss) from continuing operations	(3,058)	(229)	279
Income (loss) from discontinued operations, net of tax of nil (note 4)	2,338	(728)	(1,524)
Net loss	(720)	(957)	(1,245)

Less: (Income) loss attributable to non-controlling interests	124	(459)	(270)

Net loss attributable to shareholders of Sinovac	$(596)	$(1,416)	$(1,515)

Income (loss) from continuing operations	(3,058)	(229)	279
Other comprehensive loss from continuing operations, net of tax of nil
Foreign currency translation adjustments	(8,843)	(4,047)	(2,320)
Comprehensive loss from continuing operations	(11,901)	(4,276)	(2,041)

Income (loss) from discontinued operations	2,338	(728)	(1,524)
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments	-	(338)	(83)
Comprehensive income (loss) from discontinued operations	$2,338	$(1,066)	$(1,607)

Comprehensive loss	(9,563)	(5,342)	(3,648)
Less: comprehensive loss attributable to non-controlling interests	953	82	35
Comprehensive loss attributable to shareholders of Sinovac	(8,610)	(5,260)	(3,613)

Earnings (loss) per share (note 22)

Basic net income (loss) per share:
Continuing operations	(0.05)	(0.02)	0.00
Discontinued operations	0.04	(0.01)	(0.03)
Basic net loss per share	(0.01)	(0.03)	(0.03)

Diluted net income (loss) per share:
Continuing operations	(0.05)	(0.02)	0.00
Discontinued operations	0.04	(0.01)	(0.03)
Diluted net loss per share	(0.01)	(0.03)	(0.03)

Weighted average number of shares of common stock outstanding
– Basic	56,949,083	56,313,927	55,681,076
– Diluted	56,949,083	56,313,927	56,114,202

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated
				other
				comprehensive
			Additional	income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance at January 1, 2014 (As Reported)	55,570,361	$56	$107,393	$14,141	$11,808	$(4,714)	$128,684	$14,955	$143,639

Cumulative effect of adjustments	-	-	-	(17)	-	(693)	(710)	14	(696)

Balance at January 1, 2014 (Restated)	55,570,361	56	107,393	14,124	11,808	(5,407)	127,974	14,969	142,943

Share-based compensation (note 19)	-	-	287	-	-	-	287	-	287

Exercise of stock options (note 18)	239,300	-	512	-	-	-	512	-	512

Subscriptions received (note 18)	-	-	51	-	-	-	51	-	51

Other comprehensive loss

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(305)	(305)

- Other comprehensive loss attributable to shareholders	-	-	-	(2,098)	-	-	(2,098)	-	(2,098)

Net loss for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	270	270
- Net loss attributable to shareholders of Sinovac	-	-	-	-	-	(1,515)	(1,515)	-	(1,515)
- Transfer to statutory surplus reserves (note 20)	-	-	-	-	819	(819)	-	-	-
Balance, December 31, 2014	55,809,661	56	108,243	12,026	12,627	(7,741)	125,211	14,934	140,145

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated
				other
				comprehensive
			Additional	income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2014 (Restated)	55,809,661	$56	$108,243	$12,026	$12,627	$(7,741)	$125,211	$14,934	$140,145

Share-based compensation (note 19)	-	-	952	-	-	-	952	-	952

Exercise of stock options (note 18)	367,900	-	732	-	-	-	732	-	732

Subscriptions received (note 18)	-	-	18	-	-	-	18	-	18

2015 restricted shares issued (note 18)	729,000	1	(1)	-	-	-	-	-	-

Other comprehensive loss

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(541)	(541)

- Other comprehensive loss attributable to shareholders	-	-	-	(3,844)	-	-	(3,844)	-	(3,844)

Net loss for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	459	459
- Net loss attributable to shareholders of Sinovac	-	-	-	-	-	(1,416)	(1,416)	-	(1,416)
- Transfer to statutory surplus reserves (note 20)	-	-	-	-	823	(823)	-	-	-
Balance, December 31, 2015 (Restated)	56,906,561	57	109,944	8,182	13,450	(9,980)	121,653	14,852	136,505

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of U.S. dollars, expect for number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2015 (Restated)	56,906,561	$57	$109,944	$8,182	$13,450	$(9,980)	$121,653	$14,852	$136,505

Share-based compensation (note 19)	-	-	2,409	-	-	-	2,409	-	2,409

Exercise of stock options (note 18)	120,000	-	315	-	-	-	315	-	315

Cancellation of outstanding shares (note 18)	(14,800)	-	-	-	-	-	-	-	-

Other comprehensive income

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(829)	(829)

- Other comprehensive loss attributable to shareholders	-	-	-	(8,014)	-	-	(8,014)	-	(8,014)

Net loss for the year
-Net loss attributable to non-controlling interests	-	-	-	-	-	-	-	(124)	(124)
- Net loss attributable to shareholders of Sinovac	-	-	-	-	-	(596)	(596)	-	(596)
- Transfer to statutory surplus reserves (note 20)	-	-	-	-	1,338	(1,338)

Balance, December 31, 2016	57,011,761	$57	$112,668	$168	$14,788	$(11,914)	$115,767	$13,899	$129,666

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2016	2015	2014
		(Restated)	(Restated)

Cash flows provided by (used in) operating activities

Income (loss) from continuing operations	$(3,058)	$(229)	$279
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes (note 14)	(1,007)	(333)	(225)
- Share-based compensation (note 19)	2,409	952	287
- Inventory provision (note 7)	6,377	1,820	1,026
- Provision (recovery) for doubtful accounts	1,412	(49)	329
- Loss on disposal and impairment of property, plant and equipment (note 9)	478	26	74
- Depreciation of property, plant and equipment and amortization of licenses (note 9)	5,063	6,258	7,837
- Amortization of prepaid land lease payments (note 10)	247	261	267
- Government grants recognized in income	(6,984)	(1,637)	(104)
- Accretion expenses	-	120	114
Changes in:
- Accounts receivable	(15,122)	41	(9,691)
- Inventories	(3,025)	28	(6,130)
- Income tax payable	1,720	576	899
- Prepaid expenses and deposits	(436)	434	(506)
- Deferred revenue	(4,959)	(3,639)	601
- Accounts payable and accrued liabilities	2,739	(298)	(3,493)
- Other non-current liabilities	339	779	932
- Restricted cash	(1,557)	(1,677)	-
- Time deposits	-	1,500	(1,500)

Net cash provided by (used in) operating activities from continuing operations	(15,364)	4,933	(9,004)
Net cash used in operating activities from discontinued operations	(95)	(722)	(1,123)
Net cash provided by (used in) operating activities	(15,459)	4,211	(10,127)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	45,462	21,312	17,837
- Repayments of bank loans	(24,850)	(46,786)	(15,962)
- Proceeds from issuance of common stock, net of share issuance costs	315	732	512
- Proceeds from shares subscribed	-	18	51
- Government grants received (note 16)	6,857	544	3,520
- Repayment of loan from a non-controlling shareholder	-	(16)	(649)
Net cash provided by (used in) financing activities	27,784	(24,196)	5,309

Cash flows used in investing activities
- Proceeds from disposal of equipment	26	81	-
- Acquisition of property, plant and equipment	(12,654)	(5,299)	(10,913)
- Net proceeds from disposal of subsidiary	861	801	-
Net cash used in investing activities from continuing operations	(11,767)	(4,417)	(10,913)
Net cash used in investing activities from discontinued operations	(9)	(98)	(90)
Net cash used in investing activities	(11,776)	(4,515)	(11,003)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(2,092)	(1,541)	(1,403)

Decrease in cash and cash equivalents, including cash from discontinued operation	(1,543)	(26,041)	(17,224)

Less: Net decrease in cash from discontinued operation	(143)	(82)	(500)

Decrease in cash and cash equivalents	(1,400)	(25,959)	(16,724)
Cash and cash equivalents, beginning of year	63,834	89,793	106,517

Cash and cash equivalents, end of year	$62,434	$63,834	$89,793

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,662	$1,722	$3,152
Cash paid for income taxes	$1,885	$2,058	$491

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2016	Percentage of ownership as of December 31, 2015	Principal activities

Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company

Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 21)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products

Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”)	February 1993	PRC	0%	100%	Research and development, production and sales of vaccine products

Sinovac Biological Technology Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products

Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (note 21)	January 2010	PRC	67.86%	55%	Research and development, production and sales of vaccine products

Sinovac Biomed Co., Ltd.	April 2015	PRC	100%	100%	Distribution of vaccine products

2.	Restatement of Previously Issued Consolidated Financial Statements

In connection with a transaction review for an internal investigation in response to a media article published and the allegations in a research report that the Company’s Chief Executive Officer was involved in the bribery of the former Deputy Director General of the Center for Drug Evaluation (“CDE”) under the Chinese Food and Drug Administration (“CFDA”) and certain judgments based on bribery charges by Chinese courts in four provinces against officials of the Chinese Center for Disease Control that referenced eight of the Company’s former and current salespersons, none of whom were charged with any wrongdoing, the Company corrected the errors with respect to (i) individual income tax withheld for non-routine benefits for employees and (ii) the classification of entertainment expenses and the related corporate income tax impact and has rectified these errors in the Company’s previously issued financial statements. Accordingly, the Company restated its consolidated financial statements for the years ended December 31, 2014 and 2015.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Individual Income Tax

The Company provides certain benefits to its employees on a non-routine basis and incorrectly captured such expenses in the expense accounts of office expense or conference expense. In accordance with the Law of the People’s Republic of China on Enterprise Income Tax and Regulations for Implementation of the Law of the PRC on Individual Income Tax, such expenses are deductible for corporate income tax purpose but the Company is required to withhold individual income taxes for employees receiving such benefits. The Company reviewed and discovered that for certain non-routine benefits for employees it has not withheld related individual income tax. The individual income taxes withheld and related late payment charges should be included in accounts payable and accrued liabilities and other non-current liabilities on the balance sheets and be included in the employee expenses under the selling, general and administrative expenses and other expenses in the statements of comprehensive income (loss).

As of December 31, 2015, the correction of the error increased accounts payable and accrued liabilities by $65, increased other non-current liabilities by $560, and increased accumulated deficit by $648. For historical periods prior to 2015, the correction of the error increased the Company’s accumulated deficit as of January 1, 2015 by $521.

For the year ended December 31, 2015, the correction of the error increased selling, general and administrative expenses by $52 and increased other expenses by $75. For the year ended December 31, 2014, the correction of the error increased selling, general and administrative expenses by $110 and increased other expenses by $44.

Entertainment Expenses and Related Corporate Income Tax

The Company has discovered that certain expenses previously classified as general business expenses should have been classified as entertainment expenses. This reclassification does not impact selling, general and administrative expenses in the Company’s consolidated financial statements, however, entertainment expenses were not deductible for corporate income tax purposes for the amount exceeding a specific cap under the Law of the People’s Republic of China on Enterprise Income Tax. The additional corporate income tax and late payment charges resulting from these non-deductible expenses should be included in other non-current liabilities on the balance sheets and included in income tax expense and other expenses in the statements of comprehensive income (loss).

As of December 31, 2015, the correction of the error increased other non-current liabilities by $1,440, and increased accumulated deficit by $1,471. For historical periods prior to 2015, the correction of the error increased the Company’s accumulated deficit as of January 1, 2015 by $1,131.

For the year ended December 31, 2015, the correction of the error increased income tax expenses by $285 and increased other expenses by $55. For the year ended December 31, 2014, the correction of the error increased income tax expenses by $674 and decreased other expenses by $5.

Other Adjustments

Along with the restatement of the Company’s consolidated financial statements in connection with the errors discussed above, the Company has recorded adjustments for certain previously identified immaterial errors related to the periods presented. When these financial statements were originally issued, the Company assessed their impact and concluded that they were not material to the Company’s consolidated financial statements for the years ended December 31, 2014 and 2015. However, in conjunction with the restatement of the Company’s consolidated financial statements described above, the Company has determined that it would be appropriate to make adjustments for such previously unrecorded adjustments.

The combined impact of all adjustments to the applicable line items in the Company’s consolidated financial statements for the periods presented are provided in the tables below.

A summary of the effects of the restatement on the applicable line items within the Company’s consolidated balance sheet as of December 31, 2015 is as follows:

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Consolidated Balance Sheet as of December 31, 2015
	As Reported	Adjustments	Restated
Inventories	$18,685	$(30)	$18,655
Total current assets	128,524	(30)	128,494
Property, plant and equipment	63,940	(27)	63,913
Total assets	202,984	(57)	202,927
Accounts payable and accrued liabilities	22,524	137	22,661
Total current liabilities	58,001	137	58,138
Other non-current liabilities	756	2,042	2,798
Total long-term liabilities	6,242	2,042	8,284
Total liabilities	64,243	2,179	66,422
Accumulated other comprehensive income	8,110	72	8,182
Accumulated deficit	(8,281)	(1,699)	(9,980)
Total shareholders’ equity	123,280	(1,627)	121,653
Non-controlling interest	15,461	(609)	14,852
Total equity	138,741	(2,236)	136,505
Total liabilities and equity	202,984	(57)	202,927

A summary of the effects of the restatement on the applicable line items within the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2014 is as follows:

	Consolidated Statement of Comprehensive Loss For the year ended December 31, 2015
	As Reported	Adjustments	Restated
Cost of sales	$18,425	$(17)	$18,408
Gross profit	48,989	17	49,006
Selling, general and administrative expenses	37,436	45	37,481
Total operating expenses	45,266	45	45,311
Operating income	3,723	(28)	3,695
Other income (expenses)	73	(247)	(174)
Income from continuing operations before income taxes	3,031	(275)	2,756
Income tax expense	(2,516)	(469)	(2,985)
Income (loss) from continuing operations	515	(744)	(229)
Net loss	(213)	(744)	(957)
Income attributable to non-controlling interest	(861)	402	(459)
Net loss attributable to shareholders of Sinovac	(1,074)	(342)	(1,416)
Income (loss) from continuing operations	515	(744)	(229)
Foreign currency translation adjustments	(4,137)	90	(4,047)
Comprehensive loss from continuing operations	(3,622)	(654)	(4,276)
Comprehensive loss	(4,688)	(654)	(5,342)
Comprehensive (income) loss attributable to non-controlling interest	(298)	380	82
Comprehensive loss attributable to shareholders of Sinovac	(4,986)	(274)	(5,260)
Basic net loss per share - continuing operations	(0.01)	(0.01)	(0.02)
Basic net loss per share attributable to shareholders of Sinovac	(0.02)	(0.01)	(0.03)
Diluted net loss per share - continuing operations	(0.01)	(0.01)	(0.02)
Diluted net loss per share attributable to shareholders of Sinovac	(0.02)	(0.01)	(0.03)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Consolidated Statement of Comprehensive Loss For the year ended December 31, 2014
	As Reported	Adjustments	Restated
Selling, general and administrative expenses	$34,166	$172	$34,338
Total operating expenses	45,399	172	45,571
Operating income	2,057	(172)	1,885
Other income	1,312	(126)	1,186
Income from continuing operations before income taxes	2,646	(298)	2,348
Income tax expense	(1,458)	(611)	(2,069)
Income from continuing operations	1,188	(909)	279
Net loss	(336)	(909)	(1,245)
Income attributable to non-controlling interest	(515)	245	(270)
Net loss attributable to shareholders of Sinovac	(851)	(664)	(1,515)
Income from continuing operations	1,188	(909)	279
Foreign currency translation adjustments	(2,344)	24	(2,320)
Comprehensive loss from continuing operations	(1,156)	(885)	(2,041)
Comprehensive loss	(2,763)	(885)	(3,648)
Comprehensive income attributable to non-controlling interest	(207)	242	35
Comprehensive loss attributable to shareholders of Sinovac	(2,970)	(643)	(3,613)
Basic net income per share - continuing operations	0.01	(0.01)	0.00
Basic net loss per share attributable to shareholders of Sinovac	(0.02)	(0.01)	(0.03)
Diluted net income per share - continuing operations	0.01	(0.01)	0.00
Diluted net loss per share attributable to shareholders of Sinovac	(0.02)	(0.01)	(0.03)

A summary of the effects of the restatement on the applicable line items within the Company’s consolidated statement of cash flows for the years ended December 31, 2015 and 2014 is as follows

	Consolidated Statement of Cash Flows for the year ended December 31, 2015
	As Reported	Adjustments	Restated
Income (loss) from continuing operations	$515	$(744)	$(229)
Deferred income taxes	(518)	185	(333)
Depreciation of property, plant and equipment and amortization of licenses	6,249	9	6,258
Inventories	10	18	28
Accounts payable and accrued liabilities	(434)	136	(298)
Other non-current liabilities	333	446	779
Time deposits	-	1,500	1,500
Net cash provided by operating activities from continuing operations	3,383	1,550	4,933
Net cash provided by operating activities	2,661	1,550	4,211
Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(1,491)	(50)	(1,541)
Decrease in cash and cash equivalents, including cash classified within current assets held for sale	(27,541)	1,500	(26,041)
Decrease in cash and cash equivalents, including cash from discontinued operation	(27,459)	1,500	(25,959)
Cash and cash equivalents, beginning of year	91,293	(1,500)	89,793

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Consolidated Statement of Cash Flows for the year ended December 31, 2014
	As Reported	Adjustments	Restated
Income from continuing operations	$1,188	$(909)	$279
Deferred income taxes	(162)	(63)	(225)
Depreciation of property, plant and equipment and amortization of licenses	7,829	8	7,837
Accounts payable and accrued liabilities	(3,999)	506	(3,493)
Other non-current liabilities	454	478	932
Time deposits	-	(1,500)	(1,500)
Net cash provided by operating activities from continuing operations	(7,524)	(1,480)	(9,004)
Net cash provided by operating activities	(8,647)	(1,480)	(10,127)
Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(1,383)	(20)	(1,403)
Increase (decrease) in cash and cash equivalents, including cash classified within current assets held for sale	(15,724)	(1,500)	(17,224)
Decrease in cash and cash equivalents, including cash from discontinued operation	(15,224)	(1,500)	(16,724)
Cash and cash equivalents, end of year	91,293	(1,500)	89,793

3.	Significant Accounting Policies

(a)	Use of Estimates

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

Restricted cash is cash held as collateral for transactions the Company has entered into. As of December 31, 2016, the balance of $3,007 represents cash collateral held as a guarantee relating to two EPI (Expanded Program on Immunization) sales contracts, which are restricted until January and June 2017.

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

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are recorded in gain or loss on disposal and impairment of property, plant and equipment included in the consolidated statements of comprehensive income (loss).

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B, seasonal influenza and enterovirus 71 vaccines are recognized when delivery has occurred and the Company can reasonably estimates return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange data as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. Product return provision for enterovirus 71 vaccine is based on historical return and exchange data of hepatitis A and combined inactivated hepatitis A&B vaccines, as well as enterovirus 71 vaccines’ inventory levels and remaining shelf lives in the distribution channels. As of December 31, 2016, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine was $5,039 (December 31, 2015 - $5,900). Private pay sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine as a percentage of sales was 10.9% and 13.6% in 2016 and 2015, respectively. The Company does not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports. As such, no sales returns are estimated for these sales. Product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because the Company generally accepts returns before the end of the flu season. As of December 31, 2016, sales return provision for seasonal influenza vaccine returns was approximately $533 (December 31, 2015 - $1,462).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Revenue for mumps vaccines without a right of return provided to customers is recognized when delivery has occurred. Revenue for mumps vaccines with a right of return provided to customers is recognized when payments are collected from customers.

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

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2016, $1,654 of shipping and handling costs was included in selling, general and administrative expenses (2015 - $1,389, 2014 - $1,235).

(n)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $3,336 for the year ended December 31, 2016 (2015 - $2,777, 2014 - $1,973).

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

(q)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred was $5,473 for the year ended December 31, 2016 (2015 - $5,126, 2014 - $4,878).

(r)	Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange losses of $942 for the year ended December 31, 2016 (2015 - $865, 2014 - $690).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Tangshan Yian, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Losses on intra-entity foreign currency transactions that are of a long-term-investment nature was $335 for the year ended December 31, 2016 (2015 - $560, 2014 - $294) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(s)	Share-based Compensation

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

As of December 31, 2016 and 2015, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

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

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2016 and 2015.

(x)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. In 2016, foreign exchange losses of $942 is included in selling, general and administrative expenses (2015 - $865, 2014 - $690). As at December 31, 2016, cash and cash equivalents of $47,234 (RMB 328 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2015 - $46,923 (RMB 304 million)).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents and restricted cash in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2016 and 2014, no single customer of the Company accounted for more than 10% of total sales, and one of the Company’s customers accounted for 14% of the Company’s total revenue for the year ended December 31, 2015. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than a loan from a non-controlling shareholder of $2,304 had a fixed interest as at December 31, 2016 (note 12(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 11).

(y)	Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606), where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. In August 2015, the FASB issued ASU 2015-14, where the effective date of ASU 2014-09 was extended to annual periods beginning after December 15, 2017. Early adoption is permitted. Subsequent to the issuance of ASU 2014-09, the FASB has issued several accounting standard updates such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs will have the same effective date and transition requirements as ASU 2014-09. The Company will adopt the new standard on January 1, 2018 and currently plans to use the modified retrospective method. The Company is currently assessing how the adoption of ASU 2014-09 and these ASUs will impact the consolidated financial statements. Interpretations are on-going and upon initial evaluation, the Company currently assessed that the adoption will not have material effect on the Company’s consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes. To simplify the presentation of deferred income taxes, ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position, applicable to all entities that present a classified statement of financial position. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt ASU 2015-17 on January 1, 2017, and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

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

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Compensation – Stock Compensation. Under ASU 2016-09, the Company can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt ASU 2016-09 on January 1, 2017, and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows: Restricted Cash. ASU 2016-18 requires amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning –of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt ASU 2016-18 on January 1, 2018, and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

4.	Discontinued Operations

In December 2015, the Company committed to a plan to sell 100% of their equity stake in Tangshan Yian to an unrelated third-party biological technology company, for a total consideration of $1,872 (RMB 13 million). As of December 31, 2015, the Company received $776 (RMB 5.03 million) and the closing of the sale was subject to the fulfillment of several conditions. For disposal transactions that occur on or after January 1, 2015, a component of the Company is reported in discontinued operations after meeting the criteria for held-for-sale classification if the disposition represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The Company analyzed the quantitative and qualitative factors relevant to Tangshan Yian disposition transaction and determined the criteria for held-for-sale classification have been met, and the transaction represents a strategic shift where the Company is exiting the animal vaccine market and will focus on the human use vaccine market, which will have a major effect on the Company’s operations and financial results going forward. As such, the financial results of Tangshan Yian and the gain on disposition are reported within discontinued operations in the consolidated financial statements. The consolidated financial statements and amounts previously reported have been reclassified, as necessary, to conform to this presentation in accordance with ASC 205, Presentation of Financial Statements to allow for meaningful comparison of continuing operations. The Company received $926 (RMB 5.97 million) in January 2016 and the disposition transaction was completed in February 2016 as all other conditions have been fulfilled. The Company recognized gain on the disposition of $2,461 (net of tax of nil), which represents the excess of (a) the sum of (i) $2,016 (RMB 13 million) in consideration, consisting of $1,706 (RMB 11 million) in cash received and $310 (RMB 2 million) of cash to be received before December 2017, and (ii) Tangshan Yian’s $1,880 cumulative translation gain, which was reclassified to earnings, over (b) $1,435 net book value of Tangshan Yian upon the closing of the transaction.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Results of the discontinued operations are summarized as follows:

	For the year ended December 31,
	2016	2015	2014

Sales	$-	$112	$169
Cost of sales	-	406	1,017
Gross loss	-	(294)	(848)
Selling, general and administrative expenses	129	459	621
Research and development expenses	-	22	100
Total operating expenses	129	481	721
Operating loss	(129)	(775)	(1,569)
Other income	6	47	45
Loss from discontinued operations before gain on disposition and provision for income taxes	(123)	(728)	(1,524)
Gain on disposal of Tangshan Yian	2,461	-	-
Provision for income taxes	-	-	-
Income (loss) from discontinued operations, net of income tax	$2,338	$(728)	$(1,524)

Income from discontinued operations, net of income tax, for the year ended December 31, 2016 included the results of Tangshan Yian through the disposition date of February 28, 2016.

The following table summarizes the carrying amounts of the major classes of assets and liabilities held for sale in the consolidated balance sheets as of December 31, 2015:

December 31,
2015
Cash and cash equivalents	$143
Prepaid land lease payments	128
Property, plant and equipment	1,450
Other assets held for sale	76
Total assets held for sale	1,797

Accounts payable and accrued liabilities	217
Other liabilities held for sale	26
Total liabilities held for sale	$243

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Restricted Cash

As of December 31, 2016, the balance of $3,007 (December 31, 2015 – $1,626) represents cash collateral for guarantee of two EPI sales contracts, which are restricted until January and June 2017.

	December 31,
	2016	2015
Restricted Cash	$3,007	$1,626

6.	Accounts Receivable – net

	December 31,
	2016	2015
Trade receivables (note 11 (d))	$52,061	$40,733
Allowance for doubtful accounts	(3,603)	(2,415)
	48,458	38,318
Other receivables	1,374	703
Total accounts receivable	$49,832	$39,021

Accounts receivables with a carrying value of $5,403 (RMB 35 million) were pledged as collateral for a bank loan from China Merchant Bank as of December 31, 2015 (note 11 (d)). No accounts receivables were pledged as of December 31, 2016.

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. As of December 31, 2016, the Company provided 100% (December 31, 2015 - 100%) allowance for accounts receivable aged more than four years, approximately 84.8% (December 31, 2015 - 77.5%) allowance for accounts receivable aged between three years and four years, approximately 59.1% (December 31, 2015 - 40.6%) allowance for accounts receivable aged between two years and three years, approximately 20.5% (December 31, 2015 - 14.4%) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (December 31, 2015 - 1.3%) allowance for accounts receivable aged less than one year.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2016	2015
Aging within one year, net of allowance for doubtful accounts	$45,340	$34,495
Aging greater than one year, net of allowance for doubtful accounts	3,118	3,823
Total trade receivables	$48,458	$38,318

7.	Inventories

	December 31,
	2016	2015
		(Restated)
Raw materials	$2,251	$2,450
Work in progress	1,387	3,636
Finished goods	10,464	12,569
Total inventories	$14,102	$18,655

For the year ended December 31, 2016, the Company charged $3,232 of excessive fixed production overhead to cost of sales (2015 - $2,154, 2014 - $1,764).

For the year ended December 31, 2016, cost of sales includes $6,377 of inventory provision for products that are likely to expire before being sold (2015 - $1,820, 2014 - $1,026).

8.	Long-term Inventories

	December 31,
	2016	2015
Finished goods	98	-

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year and not expected to be sold within one year. These vaccines are for government stockpiling purposes.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Property, Plant and Equipment

	December31,
	2016	2015
		(Restated)
Cost
Construction in progress	$24,516	$13,256
Plant and buildings	28,778	30,852
Machinery and equipment	35,932	39,700
Motor vehicles	1,368	1,570
Office equipment and furniture	2,534	2,566
Leasehold improvements	12,156	12,911
Total cost	$105,284	$100,855

Less: Accumulated depreciation
Construction in progress	$-	$-
Plant and buildings	8,754	8,059
Machinery and equipment	20,689	20,485
Motor vehicles	1,202	1,408
Office equipment and furniture	1,871	1,830
Leasehold improvements	5,886	5,160
Total accumulated depreciation	$38,402	$36,942

Property, plant and equipment, net	$66,882	$63,913

The buildings of the Changping facilities of Sinovac Beijing with a net book value of $11,905 (RMB 82.7 million) were pledged as collateral for a bank loan from China Construction Bank (note 11 (e), 11 (j)).

The buildings of Sinovac Beijing with a net book value of $2,171 (RMB 15.1 million) were pledged as collateral for a bank loan from Bank of Beijing (note 11 (i)).

The buildings of Sinovac Dalian with a net book value of $4,757 (RMB 33.0 million) were pledged as collateral for a bank loan from Bank of China (note 11 (c)).

Depreciation expense for the year ended December 31, 2016 was $5,063 (2015 - $6,258, 2014 - $7,837).

Loss on disposal and impairment of equipment for the year ended December 31, 2016 was $478 (2015 - $26, 2014 - $74).

10.	Prepaid Land Lease Payments

	December 31,
	2016	2015
Prepaid land lease payments	$10,400	$11,147
Less: accumulated amortization	1,703	1,573
Net carrying value	$8,697	$9,574

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Prepaid land lease payments of the Changping facilities of Sinovac Beijing with a net book value of $2,473 (RMB 17.2 million) were pledged as collateral (note 11 (e), 11(j)) for a bank loan from China Construction Bank.

Prepaid land lease payments of Sinovac Beijing with a net book value of $297 (RMB2.1 million) were pledged as collateral (note 11 (i)) for a bank loan from Bank of Beijing.

Prepaid land lease payments of Sinovac Dalian with a net book value of $3,225 (RMB22.4 million) were pledged as collateral (note 11 (c)) for a bank loan from Bank of China.

Amortization expense for prepaid land lease payments for the year ended December 31, 2016 was $247 (2015 - $261, 2014 - $267).

11.	Bank Loans and Other Debt

Summarized below are bank loans and other debt as of December 31, 2016 and 2015:

	December 31,
	2016	2015
China Merchants Bank (a)	$4,321	$4,631
Bank of Beijing (b)	7,072	2,933
Bank of China (c)	1,440	1,544
China Merchants Bank (d)	-	3,087
China Construction Bank (e)	9,996	7,719
PingAn Bank (f)	4,321	-
Citi Bank (g)	4,129	-

Bank loans due within one year	31,279	19,914

Beijing Zhongguancun Development Group (h)	-	1,861

Current portion of long-term bank loans and other debt	-	1,861

Bank of Beijing (i)	6,420	756
China Construction Bank (j)	3,028	-

Long-term bank loans and other debt	9,448	756

Total bank loans and other debt	$40,727	$22,531

(a) On June 30, 2015, Sinovac Beijing entered into a bank loan with China Merchants Bank in the aggregate principal amount of $4,631 (RMB 30 million) to finance its working capital requirements bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.58% per year. Interest was payable quarterly. The loan was drawn on June 30, 2015 and was repaid on June 29, 2016.

On November 1, 2016, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of $4,321 (RMB 30 million) to finance its working capital requirements, bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.00% per year. Interest is payable quarterly and the loan is payable on October 30, 2017.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) On September 18, 2015, Sinovac Beijing entered into a maximum credit facility of $7,202 (RMB 50 million) with Bank of Beijing to finance its working capital requirements. The loan bears interest at 4.35% and is payable quarterly. $1,467 (RMB 9.5 million) was drawn on October 28, 2015 and $1,466 (RMB 9.5 million) was drawn on November 30, 2015. These two tranches were repaid on May 25 and June 27, 2016, respectively. $1,368 (RMB 9.5 million) was drawn on January 14, 2016 and $1,368 (RMB 9.5 million) was drawn on February 29, 2016. These two tranches were repaid on July 27 and August 30, 2016, respectively. $1,368 (RMB 9.5 million) was drawn on April 14, 2016 and is payable on April 14, 2017. $1,426 (RMB 9.9 million) was drawn on May 25, 2016 and is payable on May 25, 2017. $1,426 (RMB 9.9 million) was drawn on June 27, 2016 and is payable on June 27, 2017. $1,426 (RMB 9.9 million) was drawn on July 27, 2016 and is payable on July 27, 2017. $1,426 (RMB 9.9 million) was drawn on August 30, 2016 and is payable on August 30, 2017.

(c) On March 17, 2015, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $772 (RMB 5 million) to finance its working capital requirements. The loan bore interest at 30% above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.955%. Interest was paid monthly and the loan was repaid on March 16, 2016.

On October 26, 2015, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $772 (RMB 5 million) to finance its working capital requirements. The loan bore interest at 166 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.01%. Interest was paid monthly and the loan was repaid on October 26, 2016.

On March 22, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $720 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 166 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 6.01%. Interest was paid monthly and the loan was repaid on September 30, 2016.

On September 26, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $720 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 144.2 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.79%. Interest is payable monthly and the loan is payable on September 26, 2017. On October 12, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $720 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 144.2 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.79%. Interest is payable monthly and the loan is payable on October 11, 2017. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of $7,982 (RMB 55.4 million) were pledged as collateral.

(d) On November 5, 2015, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of $3,087 (RMB 20 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57% per year. Interest was payable quarterly. The loan was guaranteed by an unrelated third party, with a guarantee fee of $62 (RMB 0.4 million) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than $5,403 (RMB 35 million) were pledged as collateral. The loan was repaid on November 4, 2016.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of $17,284 (RMB 120 million) with China Construction Bank to finance its working capital requirements.

On June 4, 2015, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,719 (RMB 50 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.36% per year. Interest is payable monthly. The loan was drawn by three installments on June 4, 2015, June 29, 2015, and August 7, 2015, and was repaid on June 3, 2016. Pursuant to the covenants set out in the agreement, the debt to total assets ratio must not be higher than 80%, the current ratio must not be lower than 0.8, contingent liabilities must not be higher than $24,830 (RMB 161 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company was in compliance with such covenants as of December 31, 2015. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $16,229 (RMB 105.1 million) were pledged as collateral as of December 31, 2015.

On March 8, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,202 (RMB 50 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57%. Interest is payable monthly and the loan is payable on March 7, 2017. $7,202 (RMB 50 million) was drawn on March 8, 2016. On July 26, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,202 (RMB 50 million) to finance its working capital requirements, bearing interest at 5% below the prime rate of a one-year term loan published by the People’s Bank of China, at 4.13%. Interest is payable monthly and the loan is payable on July 25, 2017. $2,218 (RMB 15.4 million) and $576 (RMB 4 million) were drawn on July 26, 2016, and August 12, 2016, respectively. Pursuant to the covenants set out in these two bank loan agreements, Sinovac Beijing’s debt to total assets ratio must not be higher than 80%, current ratio must not be lower than 0.8, contingent liabilities must not be higher than $23,189 (RMB 161 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company was in compliance with such covenants as of December 31, 2016. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $14,378 (RMB 99.9 million) were pledged as collateral against these two loans as of December 31, 2016.

(f) On June 24, 2016, Sinovac Beijing entered into a bank loan with PingAn Bank in the aggregate principal amount of $4,321 (RMB 30 million) to finance its working capital requirements. The loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, at 4.35%. Interest is payable quarterly and the loan is payable on June 24, 2017.

(g) On May 9, 2016, Sinovac Beijing entered into a revolving bank loan with Citi Bank in the aggregate principal limit of $4,321 (RMB 30 million) to finance its working capital requirements. The revolving loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, at 4.35% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. $1,258 (RMB 8.7 million) was drawn on July 14, 2016, and is payable on January 6, 2017. $216 (RMB 1.5 million) was drawn on August 24, 2016, and is payable on February 16, 2017. $547 (RMB 3.8 million) was drawn on September 13, 2016, and is payable on March 9, 2017. $551 (RMB 3.8 million) was drawn on September 28, 2016, and is payable on September 28, 2017. $547 (RMB 3.8 million) was drawn on October 12, 2016, and is payable on October 12, 2017. $463 (RMB 3.2 million) was drawn on October 31, 2016, and is payable on October 31, 2017. $547 (RMB 3.8 million) was drawn on November 14, 2016, and is payable on November 14, 2017.

(h) The loan from Beijing Zhongguancun Development Group in the aggregate principal amount of $1,861 (RMB 12 million) was for funding the EV71 vaccine research project of Sinovac Beijing. The total loan was $1,861 (RMB 12 million) bearing interest at 0.36% per year. $931 (RMB 6 million) was received in 2012 and $930 (RMB 6 million) was received in 2013. The loan was repaid on February 22, 2016. Fair value differential of $358 (between the face value and the fair value using the effective interest rate method at the Company's borrowing rate) was recorded as a current deferred government grant as of December 31, 2015 (note 16), and was recognized as government grant income for the year ended December 31, 2016.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i) On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $6,913 (RMB 48 million) with a term from July 2015 to May 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is payable on May 20, 2020. $756 (RMB 4.9 million) was drawn in 2015 with an annual interest rate of 5.25%, and $5,714 (RMB 39.7 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $2,468 (RMB 17.2 million) were pledged as collateral as of December 31, 2016.

(j) On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of $10,082 (RMB 70 million) with China Construction Bank to finance construction of the Sabin inactivated polio vaccine facilities. On October 14, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,202 (RMB 50 million) with a term from October 2016 to October 2021. The loan bears interest at 5% below the prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 month, currently at 4.51%. Interest is payable quarterly and the loan is payable on October 13, 2021. $3,028 (RMB 21.0 million) was drawn in 2016. Pursuant to the covenants set out in the bank loan agreement, Sinovac Beijing’s debt to total assets ratio must not be higher than 80%, current ratio must not be lower than 0.8, contingent liabilities must not be higher than $23,189 (RMB 161 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company was in compliance with such covenants as of December 31, 2016. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $14,378 (RMB 99.9 million) were pledged as collateral.

Aggregate annual principal payments of loans payable as of December 31, 2016 are as follows:

Within 1 year	$31,279
In 2018	-
In 2019	-
In 2020	6,420
In 2021	3,028
Total	$40,727

The weighted average effective interest rate for all short-term and long-term bank loans was 4.73% in 2016 (2015 - 4.83%, 2014 - 6.22%). The weighted average interest rate for short-term loans was 4.73% in 2016 (2015 - 5.23%, 2014 - 6.46%). The Company incurred $1,841 in interest and financing expenses for the year ended December 31, 2016 (2015 - $2,059, 2014 - $3,374), of which $75 was capitalized in property, plant and equipment for the year ended December 31, 2016, (2015 - $nil, 2014 - $nil).

12.	Related Party Transactions and Balances

(a)	Loan from a non-controlling shareholder

	December 31,
	2016	2015
Loan - current	$2,304	$2,470

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, which is unsecured, bearing interest at 7.2% per year. Interest expense was $176 in 2016 (2015 - $183, 2014 - $221). Interest is payable monthly. As of December 31, 2016, no interest is owed on the loan from the non-controlling shareholder (December 31, 2015 - $nil). Interests of $176, $199 and $649 were repaid to the non-controlling shareholder for the years ended December 31, 2016, 2015 and 2014, respectively.

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2016	2015	2014
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$807	$852	$869

In 2004, the Company entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $211 (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $75 (RMB 0.5 million) to $211 (RMB 1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of $308 (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $152 (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, the Company entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

As at December 31, 2016, $366 (December 31, 2015 - $377) in prepaid lease payments made to SinoBioway is included in current and long-term prepaid expenses and deposits.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Accounts Payable and Accrued Liabilities

	December 31,
	2016	2015
		(Restated)
Trade payables	$1,834	$1,715
Machinery and equipment payables	3,990	2,220
Accrued expenses	8,597	9,647
Value added tax payable	289	260
Other tax payable	759	318
Withholding tax payable	163	238
Bonus and benefit payables	5,320	5,231
Other payables	4,008	3,032
Total accounts payable and accrued liabilities	$24,960	$22,661

14.	Income Taxes

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

The Company’s income (loss) before income tax from continuing operations consists of:

	For the year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
Non-PRC	$(5,323)	$(2,052)	$(1,336)
PRC	4,929	4,808	3,684
Total	$(394)	$2,756	$2,348

The Company’s income (loss) before income tax from discontinued operations consists of:

	For the year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
Non-PRC	$-	$-	$-
PRC	2,338	(728)	(1,524)
Total	$2,338	$(728)	$(1,524)

Income taxes that are attributed to discontinued operations in China were $nil for all the periods presented.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Income tax expenses for the years ended December 31, 2016, 2015 and 2014 were allocated between continuing operations and discontinued operations as follows:

	For the year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
Continuing operations	$(2,664)	$(2,985)	$(2,069)
Discontinued operations	-	-	-
Total income tax expense	$(2,664)	$(2,985)	$(2,069)

Income taxes attributed to the continuing operations in China consist of:

	For the year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
Current income tax expenses	$(3,671)	$(3,318)	$(2,294)
Deferred tax benefits	1,007	333	225
Total income tax expense	$(2,664)	$(2,985)	$(2,069)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income from continuing operations before income taxes for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
Income (loss) from continuing operations before income taxes	$(394)	$2,756	$2,348
Income tax benefit (expense) at the PRC statutory rate	99	(689)	(587)
International tax rate differential	(1,331)	(513)	(334)
Super deduction for research and development expenses	461	463	605
Non-deductible expenses	(1,141)	(1,512)	(1,366)
Other adjustments	89	(98)	109
Effect of preferential tax rate	1,635	1,473	859
Change in valuation allowance	(2,430)	(1,618)	(1,249)
Effect of PRC withholding tax	(59)	(89)	(106)
Effect of prior year adjustment and restatement	13	(402)	-
Income tax expense	$(2,664)	$(2,985)	$(2,069)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences from continuing operations that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2016	2015
Inventories	691	266
Accrued expenses	3,121	2,551
Deferred government grants	155	203
Less: valuation allowance	(475)	(417)
Deferred tax assets, current portion	$3,492	$2,603

Long-term inventories	6	-
Fixed assets	2,327	1,664
Deferred government grants	78	259
Tax losses carried forward	6,035	6,531
Less: valuation allowance	(7,994)	(7,861)
Deferred tax assets, non-current portion	$452	$593

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $8,469 as of December 31, 2016 ( December 31, 2015 - $8,278).

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

Tax losses of the Company’s PRC subsidiaries in the amount of $24,141 (RMB 168 million) as of December 31, 2016 will expire from 2017 to 2021, if not utilized.

As of December 31, 2016, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $26,942, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2016, the Company’s portion on the amount of unrecognized deferred tax liability was ranging from $985 to $1,969.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2016	2015	2014
		(Restated)	(Restated)
Balance at January 1	2,027	1,490	728
Additions for tax positions of the current year	183	479	898
Additions for tax positions of the prior years	-	281	-
Settlement with the taxing authority	-	(107)	-
Lapse of statute of limitations	(368)	(116)	(136)
Balance at December 31	$1,842	$2,027	$1,490

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as part of its income tax expenses. For the year ended December 31, 2016, the Company recognized $164 in interest (December 31, 2015 - $91) and nil in penalties (December 31, 2015 - nil). The Company had $376 accrued interest as of December 31, 2016 (December 31, 2015 - $212). The PRC tax law provides statute of limitations ranging from 3 to 5 years and for transfer pricing related matters, it could be extended to 10 years. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2006.

As of December 31, 2016, the Company had unrecognized tax benefits of approximately $1,842 (December 31, 2015 - $2,027, December 31, 2014 - $1,490) and such balance was included in “other non-current liabilities”. As of December 31, 2016, unrecognized tax benefits amounting to $1,842 would affect the effective tax rate if recognized (December 31, 2015 - $2,027, December 31, 2014 - $1,490). In February 2015, a local taxing authority initiated a tax audit on one of the Company’s PRC subsidiaries for the year ended December 31, 2013. The local taxing authority completed the audit in September 2015 and disallowed the deductibility of certain expenses of the concerned subsidiary. The Company paid $397 income tax expenses as a result of the tax audit. The potential tax exposures of the related open tax years for similar expenses were $162, which was recorded as unrecognized tax benefits as of December 31, 2016. The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

15.	Deferred Revenue

Current deferred revenue included $2,766 of advances from customers (December 31, 2015 - $1,595) and $nil from Chinese government for stockpiling of H5N1 vaccines (December 31, 2015 - $6,549).

Long-term deferred revenue included $89 received from the Chinese government for stockpiling of H5N1 vaccines (December 31, 2015 - $nil).

16.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in building or improving production facility. The amount of deferred government grants as at year end is net of research and development expenditures or depreciation incurred or those recognized as government grant income. The Company received $753 of government grant in 2016 (2015 - $236, 2014 - $3,496) that were deferred. In addition, the Company received $6,104 in other government grants and subsidies for the year ended December 31, 2016 and recognized as income in the statements of comprehensive income (loss) (2015 - $308, 2014 - $24).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized below are deferred government grants as of December 31, 2016 and 2015:

	December 31,
	2016	2015
Construction of a pandemic influenza vaccine plant and buildings (a)	$259	$278
Purchasing equipment for H1N1 vaccine production (b)	128	137
Purchasing equipment for H5N1 vaccine production (c)	14	15
EV71 commercialization project (d)	471	259
Research and development for EV71 (e)	-	77
Loan from Zhongguancun Development Group (f)	-	358
Others (g)	905	78
Current deferred government grants	1,777	1,202
Construction of a pandemic influenza vaccine plant and buildings (a)	532	848
Purchasing equipment for H1N1 vaccine production (b)	181	330
Purchasing equipment for H5N1 vaccine production (c)	29	46
EV71 commercialization project (d)	2,096	2,828
Others (g)	115	678
Non-current deferred government grants	2,953	4,730
Total deferred government grants	$4,730	$5,932

(a) Deferred government grants included $791 being the unamortized portion of a grant the Company received in 2007 for construction of a pandemic influenza vaccine plant and buildings (December 31, 2015 - $1,126). The Company has fulfilled the conditions attached to the government grant. $259 which will be amortized in 2017 was included in the current portion of deferred government grants and $532 which will be amortized after 2017 was included in the non-current portion of deferred government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. $271 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2016 (2015 - $287, 2014 - $290).

(b) Deferred government grants included $309 being the unamortized portion of a grant the Company received in 2009 for purchasing equipment for H1N1 vaccine production. The Company has fulfilled the conditions attached to the government grant. $128 which will be amortized in 2017 was included in the current portion of deferred government grants and $181 which will be amortized after 2017 was included in the non-current portion of deferred government grants. $133 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2016 (2015 - $141, 2014 - $143).

(c) Deferred government grants included $43 being the unamortized portion of a grant the Company received in 2013 for purchasing equipment for H5N1 vaccine production. The Company has fulfilled the conditions attached to the government grant. $14 which will be amortized in 2017 was included in the current portion of deferred government grants and $29 which will be amortized after 2017 was included in the non-current portion of deferred government grants. $15 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2016 (2015 - $16, 2014 - $16).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Deferred government grants included $2,567 being the unamortized portion of a grant the Company received in 2015 for equipment purchase and construction of the enterovirus 71 (“EV71”) vaccine production facility. The Company has fulfilled the conditions attached to the government grant in 2016. $471 which will be amortized in 2017 was included in the current portion of deferred government grants and $2,096 which will be amortized after 2017 was included in the non-current portion of deferred government grants. $274 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2016 (2015 - $nil, 2014 - $nil), and $55 was recorded as government recognized in income for the year ended December 31, 2016 (2015 - $nil, 2014 - $nil).

(e) As of December 31, 2016, the Company has fulfilled the conditions attached to a government grant received in 2015 for EV71 research and development with a total amount of $77. This grant was recognized as government grant income for the year ended December 31, 2016.

(f) The Company received a loan of $1,861 bearing an interest rate of 0.36% per year from Beijing Zhongguancun Development Group. The fair value differential (between the face value and the fair value using the effective interest rate method at the Company's borrowing rate) of $366 was recognized as government grant income for the year ended December 31, 2016 since the loan was repaid in February 2016.

(g) As of December 31, 2016, conditions attached to two government grants previously deferred were fulfilled and $422 was recognized as government grant income for the year ended December 31, 2016. As of December 31, 2016, conditions of four government grants totaling $1,020 have not been fulfilled by the Company. The Company expects to fulfill the conditions of three of the four grants within one year, and these grants totaling $905 were included in the current portion of deferred government grants. The conditions of a grant in the amount of $115 are not expected to be fulfilled by the Company within one year, and the grant was included in the non-current portion of deferred government grants.

17.	Commitments and Contingencies

(a)	Operating Lease Commitments

The Company leases production plant and laboratory under operating leases from its related parties (note 12(b)). Rental expense amounted to $807 for the year ended December 31, 2016 (2015 - $852, 2014 - $869).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Minimum future rental payments under operating leases to related parties for the years ending December 31 are as follows:

2017	$464
2018	807
2019	807
2020	807
2021	807
Thereafter	7,302
Total minimum future payments	$10,994

(b)	Other Commitments

In addition to commitments disclosed in note 24, commitments related to R&D expenditures are $2,894 as of December 31, 2016.

Commitments related to capital expenditures for the Company’s Sabin inactivated polio vaccine and varicella vaccine production facilities are approximately $4,102 as of December 31, 2016.

(c)	Foreign Corrupt Practice Act Matters

The Company may be subject to legal proceedings, investigations and claims relating to the conduct of the Company’s business from time to time.

The Beijing People’s Court issued five judgements in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in CFDA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, the Company’s chairman, president and chief executive officer. It was asserted in the judgments that Mr. Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of $77 (RMB 0.6 million) between 2002 and 2011. Mr. Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To the Company’s knowledge, no legal proceedings or government inquiries have been made against Mr. Yin. In December 2016, the Company’s audit committee authorized the commencement of an internal investigation into the allegations made in the judgements. The audit committee engaged Latham & Watkins as independent counsel to assist with the investigation.

In June 2017, the Company became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the "CDC"). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced eight of the Company's former and current salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of its directors, officers or employees as defendants. The eight referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, the Company’s Audit Committee expanded its internal investigation to review matters related to these judgments and the Company's sales practices and policies, and further engaged Latham & Watkins to continue the independent investigation with the expanded scope.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

After the Company publicly announced the internal investigation arising from the allegations in a research report in December 2016, the Company was notified by the SEC in February 2017 of an enforcement inquiry related to the matters discussed in the report, and in April 2017 the Company received a subpoena from the SEC requesting documents. Additionally in February 2017, the Company received an inquiry from NASDAQ related to the same matter. The Company is cooperating with NASDAQ and the SEC investigations into these matters. In September 2017, the Company received an inquiry from the DOJ and has been cooperating with the DOJ.

The Company takes these matters very seriously and is committed to conducting business in compliance with all applicable laws. However, at this time, the Company is unable to predict, what, if any, action may be taken by NASDAQ, the SEC and the DOJ or any penalties or remedial measures these agencies may seek, but intends to continue to cooperate with these agencies. Any determination that the Company’s operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, and equitable remedies, including disgorgement or injunctive relief. The Company cannot determine as to whether an ultimate unfavorable outcome is either probable or remote, nor reasonably estimate the amount or range of the potential liability, if any, related to these matters resulting from any proceedings that may be commenced by the SEC or any other governmental authorities.

On July 3, 2017, a securities class action complaint was filed in the U.S. District Court for the District of New Jersey against the Company and three of its current and former officers: Mr. Weidong Yin, the Company's current chief executive officer, Ms. Nan Wang, the Company's current chief financial officer, and Mr. Danny Chung, the Company's former chief financial officer. The complaint asserts that statements in the Company's annual filings for fiscal years 2012 through 2015 were false and misleading because they failed to disclose matters relating to the alleged bribery incidents, among other allegations. On September 6, 2017, the plaintiff has filed the notice of voluntary dismissal. The Court granted the dismissal without prejudice.

(d)	Other Litigation Matters

On July 12, 2017, an alleged shareholder of the Company filed a putative class action complaint in the Supreme Court of the State of New York against the Company, its directors, and certain entities related to an amalgamation agreement entered into by the Company (note 25). The complaint alleges that the Company’s directors breached their fiduciary duties by, among other things, entering into a self-dealing transaction at a price below fair value and failing to take steps to maximize the value of the Company. The complaint also alleges that the Company aided and abetted those alleged breaches of fiduciary duty. The complaint seeks, among other things, an injunction preventing completion of the amalgamation, rescission of the amalgamation to the extent it is implemented, damages, and attorneys’ fees. The Company is vigorously defending this lawsuit; however, the Company cannot determine as to whether an ultimate unfavorable outcome is either probable or remote, nor reasonably predict or estimate the amount or range of possible unfavorable outcome or economic burden for this case at this time.

18.	Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2016 and 2015, there were 57,011,761 and 56,906,561 shares of common stock outstanding, respectively. As of December 31, 2016 and 2015, there was no preferred stock issued and outstanding.

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

In 2016, the Company issued 101,600 shares of common stock on the exercise of employee stock options with exercise price of $2.37 per share and 18,400 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share, for total proceeds of $315. In 2016, the Company cancelled 14,800 restricted shares previously issued to employees of the Company due to employee termination.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Stock Options

(a)	Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2016, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

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

On May 1, 2015, the Company granted 729,000 restricted shares (the “Restricted Shares”) at par value of $0.001 and 1,341,000 options (the “Options”) under the 2012 Plan with an exercise price of $4.98, being the quoted market price of the Company’s shares at the time of grant. The options will expire on April 30, 2023. One-fifth of the Restricted Shares and Options shall vest on the first, second, third, fourth and fifth anniversaries of date of grant, respectively. The Restricted Shares are not subject to any restriction on transfer and repurchase after they are vested. 20% of the Options and Restricted Shares were vested on May 1, 2016. On December 16, 2016, the board of directors approved that an additional 30% of the Options to be vested on December 16, 2016, and restrictions of an additional 30% of the Restricted Shares were removed on December 16, 2016. The vesting period, vesting schedule and all other terms for the unvested Options and Restricted Shares remained unchanged. A total of 80 employees were impacted by this modification, and incremental share-based compensation expense was $1,145 for the year ended December 31, 2016. The Company revised the estimated forfeiture rate from 7% to 4% as a result of this modification, and additional options and restricted shares are expected to be vested with an additional $199 in share-based compensation expense to be recognized by the Company over the remaining vesting period.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Valuation Assumptions

The following assumptions were used in determining the fair value of stock options under the Black-Scholes option-pricing model for grants under the 2012 Plan:

	2016	2015	2014
Expected volatility	-	51.42%	-
Risk-free interest rate	-	1.5%	-
Expected life (years)	-	5.5	-
Dividend yield	-	0%	-
Estimated forfeiture rate	-	7%	-

The weighted average fair value of options granted for the year ended December 31, 2016 was $nil per option (2015 - $2.37, 2014 - $nil).

Expected volatility is estimated based on the Company’s historical stock prices. Computation of expected life was estimated using simplified method for “plain-vanilla” options as the Company considers the options granted to have “plain-vanilla” characteristics. The risk-free interest rates for the period within the contractual life of the awards are based on the U.S. Treasury yield in effect at the time of grant. Estimated forfeiture rates are determined based on expected future employee behavior.

The fair value of restricted shares is based on the fair market value of the underlying common stock on the date of the grant.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
	of Options	($/option)	($)
Outstanding as at January 1, 2016	1,480,400	$4.73	$1,459,330
Granted	-	-	-
Exercised	(120,000)	2.77	-
Forfeited / Expired	(24,000)	4.98	-
Outstanding as at December 31, 2016	1,336,400	$4.91	$1,328,146

Vested and expected to vest at December 31, 2016	1,325,160	$4.91	$1,317,805
Exercisable as at December 31, 2016	679,400	$4.83	$723,706

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted shares	Weighted Average Grant Date Fair Value ($)

Non-vested as at January 1, 2016	729,000	$4.98
Granted	-	-
Vested	(364,500)	4.98
Forfeited	(14,800)	4.98
Non-vested as at December 31, 2016	349,700	$4.98

As at December 31, 2016

Exercise	Number of Options	Remaining Average Contractual	Average Exercise	Number of Options	Remaining Contractual	Average Exercise
Prices	Outstanding	Life (years)	Price	Exercisable	Life (years)	Price
($/option)			($/option)			($/option)

$2.37	37,800	0.99	$2.37	37,800	0.99	$2.37
$4.98	1,298,600	6.33	$4.98	641,600	6.33	4.98
	1,336,400	6.18	4.91	679,400	6.03	$4.83

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses, and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $2,409 in 2016 (2015 - $952, 2014 - $287). As of December 31, 2016, there was $1,521 and $1,744 of unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, respectively, granted under the 2012 Plan, which will be recognized over a weighted average period of 40 months, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $370 and $16 for year ended December 31, 2016, respectively, determined as of the date of option exercise (2015 - $1,118, 2014 - $840).

The estimated fair value of stock options vested during the year ended December 31, 2016 was $1,567 (2015 - $104, 2014 - $414).

20.	Statutory surplus reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as at December 31, 2016 is $14,788 (2015 - $13,450).

For the year ended December 31, 2016, Sinovac Beijing appropriated 10% (2015 - 10%, 2014 - 10%) of its after-tax profit, determined under PRC GAAP, to the statutory surplus reserves. For the year ended December 31, 2016, statutory surplus reserves appropriated was $1,338 (2015 - $823, 2014 - $819).

Pursuant to the same Chinese company law, the Company’s subsidiaries, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed can transfer, at the discretion of their respective boards of directors, a certain amount of their annual net income after taxes as determined under PRC GAAP to a staff welfare and bonus fund which shall be utilized for collective staff benefits. For the year ended December 31, 2016, the amount is $nil for contribution to such fund (2015 - $nil, 2014 - $nil). The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Sinovac R&D, Sinovac Dalian and Sinovac Biomed have not made any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. Dividends declared in 2016 was $nil to the non-controlling shareholder of Sinovac Beijing (2015 - $nil, 2014 - $nil). As of December 31, 2016, the Company has $nil dividend payable (December 31, 2015 - $nil).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $63,592 (RMB 440 million) as of December 31, 2016 (December 31, 2015, $57,756 (RMB 409 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2016, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $71,552 (December 31, 2015 - $64,624).

21.	Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in Sinovac Beijing and Sinovac Dalian based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On October 1, 2016, the Company increased its ownership in Sinovac Dalian by an additional 12.86% by converting debt owed by Sinovac Dalian in the amount of $12,772 (RMB 80 million). Non-controlling interest in Sinovac Dalian was 45% prior to October 1, 2016, and was 32.14% after October 1, 2016.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	Earnings (loss) per Share

The following table sets forth the computation of basic and diluted income (loss) attributable to shareholders of Sinovac per share:

	For the year ended December 31
	2016	2015	2014
		(Restated)	(Restated)
Numerator
Income (loss) from continuing operations	(3,058)	(229)	279
Less: Income (loss) attributable to non-controlling interests	(124)	459	270
Income (loss) attributable to shareholders of Sinovac from continuing operations	(2,934)	(688)	9
Income (loss) attributable to shareholders of Sinovac from discontinued operations	2,338	(728)	(1,524)
Net loss attributable to shareholders of Sinovac	(596)	(1,416)	(1,515)

Denominator
Basic weighted average number of common shares outstanding	56,949,083	56,313,927	55,681,076
Dilutive effect of stock options	-	-	433,126
Diluted weighted average number of common shares outstanding	56,949,083	56,313,927	56,114,202

Basic net income (loss) per share
Continuing operations	(0.05)	(0.02)	0.00
Discontinued operations	0.04	(0.01)	(0.03)
Basic net income (loss) per share	(0.01)	(0.03)	(0.03)

Diluted net income (loss) per share
Continuing operations	(0.05)	(0.02)	0.00
Discontinued operations	0.04	(0.01)	(0.03)
Diluted net income (loss) per share	(0.01)	(0.03)	(0.03)

Anti-dilutive options and non-vested restricted shares were not included in the diluted EPS calculation for the year ended December 31, 2016.

23.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $75,579 including prepaid land lease payments, property, plant and equipment are all located in mainland China (December 31, 2015 - $73,487). The Company’s total assets by geographic location are as follows:

	December 31,
	2016	2015
		(Restated)
Assets
Mainland China	$196,276	$173,572
Hong Kong	15,079	29,355
Total Assets	$211,355	$202,927

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2016	2015	2014
Sales
Inactivated hepatitis vaccines	$20,596	$49,416	$48,450
Influenza vaccines	9,829	12,674	12,131
Enterovirus 71 vaccines	35,140	-	-
H5N1	6,389	3,852	201
Mumps	477	1,472	2,150
Total Sales	$72,431	$67,414	$62,932

The H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H5N1 vaccines are dependent on government stockpiling purchases.

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2016	2015	2014
Sales
Mainland China	$71,184	$66,779	$61,955
Foreign countries	1,247	635	977
Total Sales	$72,431	$67,414	$62,932

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	Collaboration Agreements

(a)	On March 12, 2009, the Company entered into a technology transfer agreement (with an amendment agreement entered into on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjing Cansino will transfer the technology related to pneumococcal vaccine to the Company and jointly develop the technology with the Company. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000 and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $300 for the transfer of an additional six serotypes and related technology. As of December 31, 2016, the Company made total milestone payments of $1,200 ($1,000 under the March 12, 2009 agreement and $200 under the December 14, 2011 amendment). The remaining milestone payments will be paid when the Company achieves each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

On January 29, 2015, the Company entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. The Company made a payment of $300 in June 2016 and recorded it in R&D expenses (2015 - $300, 2014 - $nil).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license issue royalty of $nil for the year ended December 31, 2016 as R&D expenses (2015 - $9, 2014 - $8).

(c)	On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses of H5N1 vaccines from the Chinese government. For the year ended December 31, 2013, royalties of $1,036 was capitalized as inventory costs and included in accounts payable and accrued liabilities, which was paid in May 2014. No royalties were incurred for the years ended December 31, 2015 and 2014, respectively. The Company accrued a royal payment of $8 as of December 31, 2016.

On August 15, 2012, the Company entered into amendment agreements with Medimmune to revise the termination date of the main license agreement to December 29, 2015.

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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded an entrance fee of $665 (€0.5 million) for the year ended December 31, 2014 as research and development expense. The Company also recorded $125 (€94) for payment made to INTRAVACC for use of sIPV viral seeds in R&D expenses for the year ended December 31, 2014. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2015. The Company recorded a milestone fee of $568 (€0.5 million) for the year ended December 31, 2016 as research and development expense.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company made a payment of $84 for purchasing measles seeds to GSK for the year ended December 31, 2016.

25.	Subsequent Events

On June 26, 2017, the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) with Sinovac (Cayman) Limited (“Parent”) and Sinovac Amalgamation Sub Limited (“Amalgamation Sub”), a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire Sinovac Biotech Ltd. for cash consideration equal to US$7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into Sinovac Biotech Ltd., with Sinovac Biotech Ltd. continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Amalgamation”). The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, or the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that the Company’s shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

The Amalgamation is subject to customary closing conditions, including approval by an affirmative vote of holders of Shares representing at least two-thirds of the Company’s common shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. If completed, the Amalgamation will result in Sinovac Biotech Ltd. becoming a privately-held company and the Company’s common shares will no longer be listed on NASDAQ. If the Amalgamation Agreement is terminated under certain circumstance, the Company may be required to Pay Parent a termination fee of $15.0 million.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

26.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2016	2015
		(Restated)
ASSETS
Current assets
Cash and cash equivalents	$813	$331
Prepaid expenses and other receivables	405	70
Amount due from subsidiaries	69,635	66,782
Dividend receivables	21,280	21,280
Total current assets	92,133	88,463
Investment in subsidiaries	35,210	39,334
Total assets	$127,343	$127,797

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other payables	$1,056	$666
Amount due to subsidiaries	10,520	5,478

Total current liabilities	11,576	6,144

Total liabilities	$11,576	$6,144

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	57	57
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 57,011,761 (2015 – 56,906,561)
Additional paid-in capital	112,668	109,944
Accumulated other comprehensive income	168	8,182
Retained earnings	2,874	3,470
Total shareholders' equity	115,767	121,653

Total liabilities and equity	$127,343	$127,797

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2016	2015	2014
		(Restated)	(Restated)
Selling, general and administrative expenses	5,434	1,813	2,466

Total operating expenses	5,434	1,813	2,466
Loss from operations	(5,434)	(1,813)	(2,466)
Other expenses	-	(5,053)	-
Interest income	382	413	759

Equity earnings of subsidiaries, net of tax	2,118	5,037	192
Gain on disposal of subsidiary	2,338	-	-

Net loss	(596)	(1,416)	(1,515)

Other comprehensive income (loss), net of tax of nil	-	-	-

Foreign currency translation adjustments	(8,014)	(3,844)	(2,098)

Total comprehensive loss	$(8,610)	$(5,260)	$(3,613)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2016	2015	2014
		(Restated)	(Restated)
Cash flows provided by (used in) operating activities
Net loss	$(596)	$(1,416)	$(1,515)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Gain on disposal of subsidiary	(2,338)	-	-
- Share-based compensation	293	202	287
- Equity in (earnings) of subsidiaries	(2,118)	(5,037)	(192)
Changes in:
- Amount due to (from) subsidiaries	(171)	2,914	(1,139)
- Prepaid expenses and other receivables	(335)	(61)	114
- Amount due to subsidiaries	5,042	1,900	1,815
- Accrued expenses and other payables	390	82	(336)

Net cash provided by (used in) operating activities	167	(1,416)	(966)

Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	315	732	512
- Proceeds from shares subscribed	-	18	51

Net cash provided by financing activities	315	750	563

Increase (decrease) in cash and cash equivalents	482	(666)	(403)

Cash and cash equivalents, beginning of year	331	997	1,400

Cash and cash equivalents, end of year	$813	$331	$997

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

