Form 20-F
period 2017-12-31
SINOVAC BIOTECH LTD
filed 2018-05-11
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-32371

SINOVAC BIOTECH LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Antigua, West Indies
(Jurisdiction of incorporation or organization)

No. 15 Zhi Tong Road, Zhongguancun Science & Technology Park, Changping District, Beijing 102200 People’s Republic of China
(Address of principal executive offices)

Nan Wang

Chief Financial Officer

No. 15 Zhi Tong Road,

Zhongguancun Science & Technology Park,

Changping District, Beijing 102200

People’s Republic of China

Tel: +86-10-5693-1800

Fax: +86-10-5693-1800

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

57,281,861 common shares as of December 31, 2017

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

☐ Yes ☐ No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

•	“Sinovac,” “Sinovac Biotech,” “Company,” “we,” “us,” “our company,” and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries

•	“China,” “Chinese” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States;

•	“shares” or “common shares” refers to our common shares, par value $0.001 per share; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2017, which was RMB6.5063 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On May 4, 2018, the noon buying rate was RMB6.3589 to $1.00.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2017, 2016 and 2015, and consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2014 and 2013 and consolidated balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

Consolidated statements of	Year ended December 31,
Comprehensive income (loss) data	2017	2016	2015	2014	2013
	(in thousands except share and per share data)
Sales	$174,346	$72,431	$67,414	$62,932	$71,774
Cost of sales(1)	20,240	22,393	18,408	15,476	20,588
Gross profit	154,106	50,038	49,006	47,456	51,186
Operating expenses:
Selling, general and administrative expenses(1)	87,365	41,980	37,481	34,338	34,114
Provision (recovery) for doubtful accounts	934	1,412	(49)	329	(504)
Research and development expenses(1)	20,489	12,648	9,490	10,934	8,128
Loss on disposal and impairment of property, plant and equipment	42	478	26	74	31
Government grants recognized in income	(141)	(6,984)	(1,637)	(104)	-
Total operating expenses	108,689	49,534	45,311	45,571	41,769
Operating income	45,417	504	3,695	1,885	9,417
Interest and financing expenses	(1,569)	(1,729)	(1,920)	(3,407)	(3,031)
Interest income	1,183	731	1,155	2,684	2,167
Other income (expenses)	13	100	(174)	1,186	392
Income (loss) before income taxes and non-controlling interests	45,044	(394)	2,756	2,348	8,945
Income tax benefit (expenses)	(8,339)	(2,664)	(2,985)	(2,069)	2,325
Income (loss) from continuing operations	36,705	(3,058)	(229)	279	11,270
Income (loss) from discontinued operations, net of tax - nil	-	2,338	(728)	(1,524)	(1,266)
Net income (loss)	36,705	(720)	(957)	(1,245)	10,004
Less: (income) loss attributable to non-controlling interests	(10,898)	124	(459)	(270)	(2,900)
Net income (loss) attributable to shareholders of Sinovac	25,807	(596)	(1,416)	(1,515)	7,104
Comprehensive income (loss)	44,803	(9,563)	(5,342)	(3,648)	12,674
Less: comprehensive (income) loss attributable to non-controlling interests	(12,089)	953	82	35	(3,218)
Comprehensive income (loss) attributable to shareholders of Sinovac	32,714	$(8,610)	$(5,260)	$(3,613)	$9,456
Weighted average number of common shares outstanding
- basic	57,033,816	56,949,083	56,313,927	55,681,076	55,301,276
- diluted	57,101,191	56,949,083	56,313,927	56,114,202	55,802,338
Earnings (loss) per share

Basic net income (loss) per share:
Continuing operations	0.45	(0.05)	(0.02)	0.00	0.15
Discontinued operations	-	0.04	(0.01)	(0.03)	(0.02)
Basic net income (loss) per share	0.45	(0.01)	(0.03)	(0.03)	0.13

Diluted net income (loss) per share:
Continuing operations	0.45	(0.05)	(0.02)	0.00	0.15
Discontinued operations	-	0.04	(0.01)	(0.03)	(0.02)
Diluted net income (loss) per share	0.45	(0.01)	(0.03)	(0.03)	0.13

Weighted average number of shares of common stock outstanding
– Basic	57,033,816	56,949,083	56,313,927	55,681,076	55,301,276
– Diluted	57,101,191	56,949,083	56,313,927	56,114,202	55,802,338
Supplemental information(2)
Non-GAAP EBITDA	51,277	8,223	11,166	10,276	16,151
Non-GAAP net income (loss) from continuing operations	36,361	293	1,588	1,283	10,901
Non-GAAP diluted EPS from continuing operations	$0.44	$0.01	$0.01	$0.02	$0.14

(1)	Includes share-based compensation of $1.0 million, $2.4 million, $1.0 million, $0.3 million, and $0.3 million in 2017, 2016, 2015, 2014 and 2013, respectively.
(2)	See “Non-GAAP Measures” below.

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

The table below sets forth a reconciliation of our income (loss) from continuing operations to non-GAAP EBITDA for the periods indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Income (loss) from continuing operations	$36,705	$(3,058)	$(229)	$279	$11,270
Adjustments:
Share-based compensation	979	2,409	952	287	281
Depreciation and amortization	4,881	5,310	6,519	8,104	6,453
Interest and financing expenses, net of interest income	386	998	765	723	864
Net other (income) expense	(13)	(100)	174	(1,186)	(392)
Income tax (benefit) expense	8,339	2,664	2,985	2,069	(2,325)
Non-GAAP EBITDA	$51,277	$8,223	$11,166	$10,276	$16,151

The following table sets forth a reconciliation of our net income from continuing operations to non-GAAP net income from continuing operations for the periods indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Income (loss) from continuing operations	$36,705	$(3,058)	$(229)	$279	$11,270
Add: Foreign exchange loss (gain)	(1,323)	942	865	717	(650)
Add: Share-based compensation	979	2,409	952	287	281
Non-GAAP net income from continuing operations	$36,361	$293	$1,588	$1,283	$10,901

The following table sets forth a reconciliation of our diluted EPS from continuing operations to non-GAAP diluted EPS from continuing operations for the periods indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands except share and per share data)
Net income (loss) from continuing operations attributable to shareholders of Sinovac	$25,807	$(2,934)	$(688)	$9	$8,370
Add: Non-GAAP adjustments to net income from continuing operations(1)	(344)	3,351	1,817	1,004	(369)
Non-GAAP net income (loss) attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings per share	25,463	417	1,129	1,013	8,001

Weighted average number of shares on a diluted basis	57,101,191	56,949,083	56,313,927	56,114,202	55,802,338
Diluted earnings (loss) per share from continuing operations(2)	0.45	(0.05)	(0.02)	0.00	0.15
Add: Non-GAAP adjustments to net income per share from continuing operations(3)	(0.01)	0.06	0.03	0.02	(0.01)
Non-GAAP diluted earnings per share from continuing operations(4)	$0.44	$0.01	$0.01	$0.02	$0.14

(1)	See the table above about the reconciliation of net income from continuing operations to non-GAAP net income from continuing operations for more information on these non-GAAP adjustments.

(2)	Diluted EPS from continuing operations is derived from net income attributable to ordinary shareholders from continuing operations for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)	Non-GAAP adjustments to net income per share from continuing operations is derived from non-GAAP adjustments to net income from continuing operations divided by weighted average number of shares on a diluted basis.

(4)	Non-GAAP diluted EPS from continuing operations is derived from non-GAAP net income attributable to ordinary shareholders from continuing operations for computing non-GAAP diluted EPS from continuing operations divided by weighted average number of shares on a diluted basis.

	As of December 31,
Balance sheet data	2017	2016	2015	2014	2013
	(in thousands)
Cash and cash equivalents	$114,415	$62,434	$63,834	$89,793	$106,517
Total assets	299,219	211,355	202,927	238,663	240,726
Short-term bank loans and current portion of long-term debt	18,152	31,279	21,775	47,375	16,217
Total current liabilities	92,543	66,264	58,138	79,870	48,650
Long term debt (include due to related party)	21,919	9,448	756	1,803	32,146
Net assets	177,140	129,666	136,505	140,145	142,943
Non-controlling interests	25,988	13,899	14,852	14,934	14,969
Common stock	57	57	57	56	56
Total shareholders’ equity	$151,152	$115,767	$121,653	$125,211	$127,974

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Whether we are successful in developing and commercializing new products is determined by, among other things, our ability to:

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

Although we are profitable in 2017, we incurred a loss in 2016 as well as in the past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred substantial losses since our inception. Although we were profitable in 2013, we incurred a loss again in 2014, 2015 and 2016. In the past years, the loss was caused primarily by research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

We sell vaccines in China through Centers for Disease Control, or CDCs, which are PRC government agencies. This exposes us to risks relating to doing business with the government.

We sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agency were to be consolidated with another ministry. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses to you. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of Inlive, Healive, Bilive or Anflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. Inlive (enterovirus 71, or EV71, vaccine) contributed 69.6% and 48.5% of our revenue in 2017 and 2016, respectively. In 2017, 2016 and 2015, 15.7%, 27.7% and 39.8%, respectively, of our revenues were from sales of Healive; 6.0%, 0.8% and 33.5%, respectively, of our revenues were from sales of Bilive; 7.8%, 13.6% and 18.8%, respectively, of our revenues were from sales of Anflu; and nil, 8.8% and 5.7%, respectively, of our revenues were from sales of Panflu (H5N1). However, revenue recognition of Panflu (H5N1) is not recurring due to its government stockpile nature, which may cause fluctuation of our revenue. As a result of this relative lack of product diversification, an investment in our company would be riskier than investments in companies that offer a wide variety of products or services.

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

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We manufacture vaccines that are injected into healthy people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could harm the vaccines and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time-consuming and expensive to defend and could result in the diversion of management’s attention from managing our core business or result in associated negative publicity.

Successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive worldwide, we cannot assure you that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Any pandemic threat may abate, or alternative vaccines or technologies may be adopted, before our vaccines achieve significant sales.

We have devoted significant resources to research and develop various vaccines to address the pandemic threat of infectious diseases, including SARS, avian flu and swine flu, and will continue to devote resources to the development of our vaccines to address any new needs.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other applicable anti-corruption laws could subject us to penalties and other adverse consequences and corrupt practices by our competitors may place us at a competitive disadvantage.

Our executive officers, employees and other agents may violate applicable laws in connection with the marketing or sale of our products, including the FCPA and applicable anti-corruption laws in China and other jurisdictions in which our products are sold or registered for sale. The FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with the FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC and the countries in which we seek to do business. While we have sought to enhance measures and controls to ensure compliance with the FCPA and other applicable anti-corruption laws by individuals involved with our company, our existing compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

As discussed under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings,” we have conducted an internal investigation regarding FCPA related matters and have informed NASDAQ, the SEC and DOJ regarding these matters. At this time, we are unable to predict, what, if any, action may be taken by NASDAQ, the SEC and/or DOJ or any penalties or remedial measures these agencies may seek. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, disgorgement and equitable remedies, including disgorgement or injunctive relief. The imposition of any of these sanctions or remedial measures could have a material adverse effect on our business.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure you that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The technologies applied by our competitors and us are rapidly evolving and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors in EV71 vaccine, hepatitis A vaccines, hepatitis A and B vaccines and influenza vaccines, please see “Item 4. Information on the Company — B. Business Overview — Competition.”

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

We used to estimate our market share in China based on the batch release number published by the National Institutes for Food and Drug Control, or NIFDC, which represents the market share estimated based on published supply quantity, but not the actual number of sales in the market.

We started to market our EV71 vaccine in 2016. We supplied 18.8% and 52.5% of the EV71 vaccine market in China in 2017 and 2016, respectively.

We supplied 18.0%, 9.7% and 16.9% of the total hepatitis A vaccine market in China, or 75.8%, 76.3% and 89.8% of the inactivated hepatitis A vaccine market in China in 2017, 2016 and 2015, respectively, as measured by lot release number. We may not be able to compete with other hepatitis A suppliers for either the private-pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. We supplied 12.7%, 9.9% and 10.9% of the seasonal flu vaccine market in China in 2017, 2016 and 2015, respectively. The flu vaccine market in China is highly competitive. Our revenue could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

We may not be able to maintain market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do maintain or expand market share in these markets, we may need to sell our vaccines at a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the Expanded Program on Immunization, or EPI, in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child.

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

Even if we have obtained regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among CDCs, hospitals, physicians, vaccinees and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as EV71, hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and vaccinees about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and vaccinees might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our ongoing litigation seeking a determination whether the actions of certain shareholders constitute a trigger event under our shareholder rights plan, or our Rights Plan, could have a material adverse effect on the results of our operations and our financial condition.

On March 5, 2018, our company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether certain of our shareholders, including 1Globe Capital LLC, or 1Globe, The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC, or OrbiMed, and certain additional shareholders (collectively, the “Shareholder Group”) had triggered our Rights Plan, by forming a group holding approximately 45% of outstanding shares, in excess of the plan's threshold of 15%, and acting in concert prior to our 2017 annual general meeting of shareholders, or the 2017 AGM. Our Rights Plan is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all our shareholders.

On April 12, 2018, 1Globe filed an amended answer to our complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that our Rights Plan is not valid, that Mr. Weidong Yin and the Buyer Consortium (described below), had previously triggered our Rights Plan, and that 1Globe did not trigger our Rights Plan. We, and our board of directors, believe that the actions taken by the board of directors were appropriate under the circumstances and in the interest of all our shareholders. We also believe that the allegations of the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

The litigation is currently in the pre-trial phase with a decision expected before the end of 2018, subject to appeal.

The Company cannot predict the outcome of the litigation, including whether our Rights Plan has been triggered and, if it has been, how the terms of our Rights Plan will be implemented. The Company also cannot predict how the litigation may affect our stock price, which could be volatile during the pendency of the suit and following its conclusion. Preparing for this litigation, or any related litigation or related matters, has caused the Company to incur significant costs and we expect these costs to continue until the litigation concludes. In addition, preparing for this litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan.

Our ongoing litigation against 1Globe and The Chiang Li Family claiming violations of U.S. federal securities laws could have a material adverse effect on the results of our operations and our financial condition.

On March 5, 2018, our company filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, or the Exchange Act, by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace our company’s board of directors.

The litigation is currently in the pre-trial phase and the Company cannot predict when or how the litigation will be resolved. There can be no assurance that our company will prevail in this litigation. Preparing for this litigation, or any related litigation or related matters may result in significant costs to our company or otherwise adversely affect our business.

Our business could be negatively affected as a result of actions of shareholders or others.

On March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at the 2017 AGM held on February 6, 2018. We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at our 2017 AGM by the Shareholder Group was invalid. We refer to this ballot as the “Non-Public Submission.”

On March 13, 2018, 1Globe filed a complaint against our company in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda, or the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed by the Shareholder Group on the Non-Public Submission at the 2017 AGM were elected as directors of our company at that meeting, an order of the Antigua Court that those directors be installed as our company’s board of directors, and a declaration that any actions taken on behalf of our company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining our board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. Hearings in this litigation are scheduled for May 9 and May 18, 2018.

The Company cannot predict the outcome of the litigation, including whether the Company will prevail. The Company also cannot predict how the litigation may affect our stock price, which could be volatile during the pendency of the suit and following its conclusion. Preparing for this litigation, or any related litigation or related matters, has caused the Company to incur significant costs and we expect these costs to continue until the litigation concludes. In addition, preparing for this litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan. In addition, the uncertainties as to the composition of our board of directors, may materially and adversely affect business in unpredictable ways, which, in turn, could cause our revenue, earnings and operating cash flows to be materially and adversely affected.

Disruptive actions taken by the minority shareholder of Sinovac Biotech Co., Ltd., or Sinovac Beijing, caused suspension of production, destruction of products and disruption of our website, which may materially and adversely affect our business, financial condition and results of operations.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd. (formerly named Xiamen Bioway Group Co., Ltd), or Sinobioway Medicine, owns a 26.91% interest. Recent events suggest that Sinobioway Medicine’s interests are not aligned with our interests. We cannot assure you that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing.

As the minority shareholder of Sinovac Beijing, according to Sinovac Beijing’s articles of association, Sinobioway Medicine has the right to assign a director to the five-director board of Sinovac Beijing. Mr. Aihua Pan, the Chairman of the board of Sinovac Beijing, is the current representative of Sinobioway Medicine on the board of Sinovac Beijing. Accordingly, the representative of Sinobioway Medicine has the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. In addition, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third party, Sinobioway Medicine has a right of first refusal to purchase our interest in accordance with relevant PRC regulations.

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

In February 2018, Mr. Pan, the representative of Sinobioway Medicine, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and articles of association and was unlawful. On March 5, 2018, Sinovac Biotech announced actions taken to enhance the corporate governance and management of Sinovac Beijing, including the appointment of Mr. Dawei Mao, Chairman of Zhongke Biopharmaceutical Co., Ltd., as a director of Sinovac Beijing. He replaced Ms. Xiaomin Yang, the current President of Sinobioway Group Co., Ltd. In addition, in March 2018, Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing signed new employment agreements with Sinovac Biotech Ltd. and Sinovac Beijing.

On April 17, 2018, Mr. Pan and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. In addition, these individuals disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility and will continue to take every action to eliminate any biological safety risks due to the power outage. Sinovac Beijing was also forced to destroy the bacterial seeds intended for use in the production of its 23-valent pneumococcal polysaccharide vaccine, or PPV, and to suspend all preparations for and ultimately postpone the PRC State Food and Drug Administration, or CFDA, inspection of the manufacturing site necessary for 23-valent PPV production approval.

These and other actions taken by the representative of Sinobioway Medicine may materially and adversely affect our business, financial condition and results of operations. We also cannot assure you that the representative of Sinobioway Medicine will cease from interfering with our business.

We may not achieve the expected return on our investment in Sinovac (Dalian) Vaccine Technology Co., Ltd., or Sinovac Dalian.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($9.3 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.6 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In October 2016, we increased our ownership in Sinovac Dalian to 67.86% by making an additional RMB80.0 million ($12.8 million) capital contribution. We cannot assure you that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful. As such, we could incur related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

The interests of the minority shareholder of Sinovac Beijing and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

Under China’s joint venture regulations, the unanimous approval of members of a joint venture’s board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. If our interests diverge from those of our minority shareholders, they may exercise their rights under PRC laws to protect their own interests, which may be adverse to ours. As a result, our ability to manage these subsidiaries may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations. Recent disruptive actions taken by Sinobioway Medicine suggest that its interests are not aligned with our interests. We cannot assure you that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing. To date, Dalian Jin Gang Group has been cooperative with us in handling matters with respect to the business of Sinovac Dalian. We cannot assure you, however, that Dalian Jin Gang Group will continue to act in a cooperative manner in the future.

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

Clinical trials are an important part of vaccine research before any vaccine is approved for commercial use in humans. Setbacks in any phase of the clinical trials of our product candidates could have a material adverse effect on our business and our prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

We set goals for and make public statements regarding our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of our shares could decline. We obtained the approval to conduct clinical trials for our Sabin inactivated polio vaccine, or sIPV, in December 2015 and phase I and II trials were completed in April 2017. The phase III trial was commenced in August 2017 and is expected to be completed in the second quarter of 2018.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term agreement for the supply of hepatitis B antigens used for Bilive production. We source hepatitis B antigens entirely from Beijing Tiantan Biological Products Co., Ltd., or Beijing Tiantan. Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Tiantan agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Tiantan supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Tiantan ceased its hepatitis B antigens production due to facilities renovation until 2018. To ensure sufficient storage, we procured an abundant amount of hepatitis B antigens from Beijing Tiantan and produced a significant amount of Bilive in 2015. Beijing Tiantan could delay its renovation schedule and cease to supply us with hepatitis B antigens in the future, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

The seasonality in our business is expected to result in significant quarterly fluctuations in our ongoing operating results. For example, the influenza season generally runs from November through March of the next year and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period.

We rely on a limited number of facilities for the manufacturing of our products in accordance with relevant regulatory requirements. Any disruption to our existing manufacturing facilities or in the development of new facilities could reduce or restrict our sales and harm our reputation.

According to the China GMP guidelines, each vaccine product can only be produced in a dedicated production facility. In Beijing, we conduct the primary production of each vaccine in a dedicated production plant at our Shangdi site or Changping site, and secondary filling and packaging at our Changping site. In Dalian, we manufacture mumps vaccine at one facility. We do not maintain back-up facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business.

As described more fully above, a representative of Sinobioway Medicine, who is the Chairman of the board of directors of Sinovac Beijing, and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power to our Shangdi site, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily decided to stop production at the impacted facility and will continue to take every action to eliminate any biological safety risks due to the power outage.

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

We closed a public offering of our common shares on February 2, 2010, and received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We have invested approximately $29.2 million in incorporation of Sinovac Dalian and invested $26.8 million in Sinovac Research & Development Co., Ltd. or Sinovac R&D to conduct research and development and other operating activities of operational entities in PRC. We have used the remaining net proceeds from the offering for the research and development of our product candidates and other general corporate purposes.

In the long run, we will need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2017, we had approximately $114.4 million in cash and cash equivalents. We expect to undertake significant future financings in order to:

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

As described above, the actions of the Shareholder Group leading up to and at our 2017 AGM resulted in uncertainties as to the future direction of our company and the composition of our board of directors. As a result of these uncertainties, we do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed and competitors could develop products sooner than we do. As a result, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to attract, train, retain and motivate our direct sales force and third-party marketing agents, sales of our products may be materially and adversely affected.

We rely on our direct sales force and third-party marketing agents, who are dispersed across China, to market our products to CDCs and other healthcare institutions. We believe that our future success will depend on the dedication, efforts and performance of our direct sales force and third-party marketing agents. There are only limited numbers of competent and qualified marketing agents in the China vaccine industry. Our competitors may provide commissions or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing our products. If we are unable to attract, train, retain and motivate our direct sales force and marketing agents, sales of our products may be materially and adversely affected.

Anti-corruption measures taken by the PRC government to correct corruptive practices in the vaccine industry could adversely affect our sales and reputation.

The PRC government has taken anti-corruption measures to correct corrupt practices. In the vaccine industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the CDCs in connection with the prescription of a certain vaccine. We do not control our third-party marketing agents, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party marketing agents, these policies may not be completely effective. If our sales staff or any of our third-party marketing agents engage in such practices and the PRC government takes enforcement action, our products may be seized and our own practices, and involvement in the market agents’ practices may be investigated. If this occurs, our sales and reputation may be materially and adversely affected.

Some of the predecessor shareholders of Sinovac Beijing were enterprises owning state-owned assets, or EOSAs. Their failures to comply with PRC legal requirements in asset or share transfers could, under certain circumstances, result in such transfers being invalidated by government authorities. If this occurs, we could lose our ownership of intellectual property rights that are vital to our business as well as our equity ownership in Sinovac Beijing.

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Sinobioway Medicine (formerly named Xiamen Bioway Group Co., Ltd). The technologies related to our hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian Biological Engineering Co., Ltd., or Tangshan Yian. Some of the predecessor shareholders of Sinovac Beijing, including Shenzhen Kexing Biological Engineering Ltd., or Shenzhen Kexing, Sinobioway Medicine, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian, were EOSAs.

Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Certain of our acquisitions of intellectual property rights and some equity interests were subject to these requirements.

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

In addition, before we acquired our 73.09% equity interest in Sinovac Beijing, it had undergone multiple changes in its shareholders and the amounts held by the same. Some of the EOSA shareholders of Sinovac Beijing have sold, transferred or assigned their respective equity interests in Sinovac Beijing without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interest in Sinovac Beijing.

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

On June 26, 2017, we entered into a definitive amalgamation agreement, or the Amalgamation Agreement, with Sinovac (Cayman) Limited, or Parent, and Sinovac Amalgamation Sub Limited, or Amalgamation Sub, a wholly owned subsidiary of Parent. On March 26, 2018, we amended the Amalgamation Agreement to extend its termination date to April 26, 2018. On April 26, 2018, we further amended the Amalgamation Agreement to extend its termination date to May 26, 2018. Pursuant to the Amalgamation Agreement, Parent will acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into Sinovac Biotech Ltd., with Sinovac Biotech Ltd. continuing as the surviving corporation and a wholly owned subsidiary of Parent, or the Amalgamation. Our board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, or the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that our shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. Immediately following the consummation of the transaction contemplated by the Amalgamation Agreement, Parent would be beneficially owned by a consortium, or the Buyer Consortium, comprising Mr. Weidong Yin, our chairman, president and chief executive officer, SAIF partners IV L.P., or SAIF, C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

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

In addition, the Amalgamation Agreement restricts our ability, until the effective time of the Amalgamation or, if earlier, the extended termination of the Amalgamation Agreement, to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding certain competing proposals or transactions as described in the Amalgamation Agreement, and if the Amalgamation Agreement is terminated under certain circumstances, we may be required to pay Parent a termination fee of $15.0 million.

Our Rights Plan and certain provisions of our By-laws may discourage a change of control.

In March 2016, we adopted our Rights Plan that provides for the issuance of one right, or the Right, for each of our outstanding common shares. We amended our Rights Plan twice to extend its term for an additional 12-month period in March 2017 and again amended it to extend its term for an additional 12-month period in March 2018. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by our board of directors. In June 2017, we amended our Rights Plan in connection with the execution of the Amalgamation Agreement.

As described above, 1Globe seeks a determination by the Court of Chancery of the State of Delaware that our Rights Plan is invalid. If 1Globe is successful, our shareholders will not benefit from the protections of our Rights Plan and our company may be subject to abusive or coercive tactics by certain shareholders to gain control of our company or our board of directors without paying all shareholders a control premium.

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

We are a small company with 644 full-time employees as of December 31, 2017 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future.

As described above, a representative of Sinobioway Medicine, who is the Chairman of the board of directors of Sinovac Beijing, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and articles of association and was unlawful. As also described above, the representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. As a result of these actions, our ability to attract and retain the talent required for our business may be materially harmed.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our common shares.

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. The PRC State Food and Drug Administration, or CFDA, and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization, or WHO, has confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. Such negative publicity may lead to lower demand for vaccination in China, which could in turn negatively affect the vaccine industry and our business, financial condition and results of operations.

As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ listing rules than domestic U.S. issuers.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as an Antigua and Barbuda company listed on the NASDAQ Global Select Market, we are subject to NASDAQ's corporate governance requirements. However, NASDAQ listing rules permit a foreign private issuer like us to elect to follow home country corporate governance practices in lieu of certain NASDAQ corporate governance standards, subject to certain conditions. Certain corporate governance practices in Antigua and Barbuda, which is our home country, may differ significantly from the NASDAQ standards. As a result of our status as a foreign private issuer, you may not be afforded the same information or protections that would be made available to you were you investing in a domestic U.S. issuer.

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

We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure you that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future. In addition, in light of the incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China in 2016, the government has changed policies and regulations related to the vaccine sales and distribution in China. Before the policy was issued, human vaccine sales were halted in China for months. Although the vaccine purchase and delivery was resumed in second half of 2016, we are not able to estimate whether any other change of policies and regulations on our business will negatively impact on business in the future.

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

Pre-clinical and clinical trials of our products, and the manufacturing and marketing of our products, are subject to extensive, costly and rigorous regulation by governmental authorities in the PRC and in other countries. Even if we complete pre-clinical and clinical trials successfully, we may not be able to obtain applicable regulatory approvals. We cannot market any product candidate until we have both completed our clinical trials and obtained the necessary regulatory approvals for that product candidate.

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from the CFDA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years to develop and obtain regulatory approvals to commercialize Bilive and Anflu, respectively. EV71 vaccine, above all, took us eight years from 2008 to 2016 to develop and obtain regulatory approvals.

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

Clinical trials may also fail at any stage. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for only five years and we need to apply for renewal six months prior to their expiration. The process to approve our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

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

Outside the PRC, our ability to market some of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. For example, our hepatitis A vaccine, Healive, can be supplied to certain international organizations and is eligible to participate into the tender process in some countries as it has passed the WHO prequalification assessment, or WHO PQ. However, there are still many other countries that require additional marketing authorization to sell in such countries despite the WHO PQ status. These foreign regulatory approval processes include the risks associated with the CFDA approval process described above and may include additional risks.

Because the medical conditions that our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing and additional regulations.

In response to a pandemic or the perceived risk of a pandemic, governments in the PRC and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza could subject our manufacturing locations to seizure by the PRC government. The PRC government may also grant compulsory licenses to allow competitors to manufacture products that are protected by our patents or use our technology developed using funds received from government agencies.

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

We have already obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing. We produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. We have canceled the construction plan for our influenza vaccine production facility in Changping. A new environmental impact assessment report regarding the change has been submitted to the relevant environment protection authorities and has passed the government inspection. We also added a sIPV production facility to the Changping construction plan. The relevant environmental impact assessment report was submitted to the relevant government authorities and passed the government evaluation. The approval on this report was already obtained. Once the construction of sIPV is completed, we will apply for government inspection on the completion of the plant.

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

All of our current facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 55,606 square meters (598,582 square feet). However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 40,080 square meters (431,418 square feet), which Sinovac Dalian was granted the right to use. The PRC government may treat the land as idle land, in which case we may be required to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to PRC government, any of which would adversely affect our financial condition.

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

We have a total of 51 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause substantial liabilities to us, or we may be unable to sell some of our products. Please see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Proprietary Technology.”

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

We conduct all our operations in China, and generate approximately 99.2% of our sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiaries Sinovac Beijing and Sinovac Dalian and our wholly owned subsidiaries Sinovac R&D (formerly known as Sinovac Biological) and Sinovac Biomed for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company.

As described above, a representative of Sinobioway Medicine, who is the Chairman of the board of directors of Sinovac Beijing, and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. As a result of these actions, the ability of Sinovac Beijing to pay dividends for our cash needs may be materially impacted.

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

We receive over 99% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the PRC government could not take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our PRC subsidiaries by means of foreign currency from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce and registered with SAFE. Such loans must also be registered with SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar.

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

Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status and obtained the corresponding certificate in 2014 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax, or EIT, rate of 15% from 2014 to 2016. Sinovac Beijing reconfirmed its HNTE status in 2017 for another three-year period, which is from 2017 to 2019. Sinovac Dalian, being confirmed as a HNTE in 2017 for a period of 3 years, is subject to the preferential EIT of 15% from 2017 to 2019. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the EIT Law, our shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of our shares by our non-PRC enterprise shareholders were subject to the EIT, such shareholders’ investment in our shares would be materially and adversely affected.

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

Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

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

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac R&D, Sinovac Dalian or Sinovac Biomed cannot exceed the difference between such company’s registered capital and total investment, unless the company has obtained the approval of the approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, the approval of Sinobioway Medicine or Dalian Jin Gang Group, respectively, to increase the amount of total investment. Further, such loans must be registered with SAFE or its local counterpart.

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

We and our investors may be adversely affected by the inability of the Public Company Accounting Oversight Board, or PCAOB, to carry out inspections of Ernst & Young Hua Ming LLP and other accounting firms in China.

Under the Sarbanes Oxley Act, auditors of companies whose shares are publicly traded in the United States, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, are required to register with PCAOB and to undergo regular inspections by PCAOB to assess compliance with applicable U.S. legal and accounting professional standards. As PCAOB is currently unable to conduct inspections in China, Ernst & Young Hua Ming LLP has not yet been inspected by PCAOB. PCAOB inspections of other audit firms in other jurisdictions have identified deficiencies in the audit and quality control procedures of those firms, which may be addressed to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. As a result, investors in our common shares may have less confidence in our publicly reported financial information and procedures and the quality of our financial statements.

In addition, PCAOB may choose to impose sanctions or take other actions against Ernst & Young Hua Ming LLP, including suspending or revoking Ernst & Young Hua Ming LLP’s registration with PCAOB. If Ernst & Young Hua Ming LLP and other China-based auditors are unable to maintain registration with PCAOB, we may be unable to meet the ongoing reporting requirements under the Exchange Act, which ultimately may result in the termination of the registration of our common shares and ordinary shares under the Exchange Act or the delisting of our common shares from NASDAQ, or both, which would substantially reduce or effectively terminate the trading of our common shares in the United States.

ITEM 4.	Information on the Company

A.	History and Development of the Company

Our legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 15, Zhi Tong Road, Zhongguancun Science & Technology Park, Changping District, Beijing 102200, PRC. Our telephone number at this address is +86-10-5693-1800. Our registered address is located at The Colony House, 41 Nevis Street, St. John’s in Antigua and Barbuda. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

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

We were incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million ($2.9 million). We currently own 73.09% of the equity interests in Sinovac Beijing and Sinobioway Medicine owns a 26.91% interest.

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

In May 2009, Sinovac R&D was incorporated with a registered capital of $5 million. In 2016, our board of directors approved an additional capital contribution of $4.6 million by us. To date, we have invested RMB10.0 million (or $1.44 million) with the remaining part to be provided in due course.

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

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB80.0 million ($12.8 million), which will increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million ($7.7 million) was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million ($4.6 million) is provided to Sinovac Dalian. In 2016, an additional RMB30.0 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes operational activities. In December 2015, Sinovac entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer Sinovac’s 100% equity interest in Tangshan Yian Biological Engineering Co., Ltd. to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million ($1.9 million). As of the date of this annual report, we have received RMB11.0 million ($1.7 million) and the remaining RMB2.0 million ($0.3 million) is receivable from Beijing Kuai Le Xing Biotech Co., Ltd. The disposal of Tangshan Yian was completed in February 2016. As a result, Tangshan Yian’s operating results and cash flows are presented as discontinued operations in Sinovac’s financial results, and Tangshan Yian’s assets and liabilities are presented as held for sale in Sinovac’s financial results.

In April 2015, Sinovac established Sinovac Biomed Co., Ltd., which is 100% owned by Sinovac Biotech (Hong Kong) Ltd. Sinovac Biomed Co., Ltd. focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

In March 2016, we adopted our Rights Plan. Pursuant to our Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a share of our newly created series A junior participating preferred shares, or the Series A Preferred Shares. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares of the Company as the “Acquiring Person.” In March 2017, we amended our Rights Plan to extend its term for a 12-month period and, in March 2018, we amended it to extend its term for an additional 12-month period. In June 2017, we amended our Rights Plan in connection with the execution of the Amalgamation Agreement. As described above, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group had triggered our Rights Plan by forming a group holding approximately 45% of the Company’s outstanding shares, in excess of the plan's threshold of 15%, and acting in concert prior to the 2017 AGM.

On June 26, 2017, we entered into the Amalgamation Agreement with Parent and Amalgamation Sub, a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the Amalgamation, Amalgamation Sub will be amalgamated with and into Sinovac Biotech Ltd., with Sinovac Biotech Ltd. continuing as the surviving corporation and a wholly owned subsidiary of Parent and each of our common shares issued and outstanding immediately prior to the effective time of the Amalgamation will be cancelled in consideration for the right to receive $7.00 per common share in cash, without interest and net of any applicable withholding taxes, except for (i) 6,049,500 common shares held by Mr. Weidong Yin and 10,780,820 common shares held by SAIF, (ii) common shares held by Parent, Parent’s affiliates, or Sinovac Biotech Ltd. or any of its subsidiaries, which common shares, in each case, will be canceled without payment of any consideration or distribution therefor and (iii) common shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Amalgamation in accordance with the provisions of Section 191 of the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda (as consolidated and revised), or the IBCA, which common shares will be cancelled at the effective time of the Amalgamation for the right to receive the fair value of such common shares determined in accordance with the provisions of Section 191(4) or Section 195(2) of the IBCA, as applicable. Immediately following the Amalgamation, Parent will be beneficially owned by the Buyer Consortium.

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

On March 26, 2018, we amended the Amalgamation Agreement to extend its termination date to April 26, 2018. On April 26, 2018, we further amended the Amalgamation Agreement to extend its termination date to May 26, 2018.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including, without limitation, hepatitis A, hepatitis B, hand foot and mouth disease caused by enterovirus 71, seasonal influenza, H5N1 and H1N1 pandemic influenza and mumps. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program.

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, Sinovac Dalian obtained the production license from the CFDA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, CFDA issued the new drug certificate and production license for Inlive, our EV71 vaccine, and in January 2016, CFDA issued the GMP certificate. Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of PPV, pneumococcal conjugate vaccine, rubella vaccine, varicella vaccine, sIPV, and quadrivalent influenza vaccine in May 2014, January 2015, December 2014, October 2015, November 2015 and in November 2016, respectively.

Our Products

We specialize in the sales, marketing, manufacturing, and development of vaccines for infectious diseases with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre- clinical	File IND	Obtain Clinical Approval from CFDA	Phase I	Phase II	Phase III	On sale
Healive	Hepatitis A

Bilive	Hepatitis A&B

Anflu	Influenza

Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(1)

Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(2)

Panflu.1	Influenza A H1N1 virus

Mumps Vaccine	Mumps					(3)

EV71 Vaccine	EV71 Virus

Pneumococcal Polysaccharide Vaccine	Pneumococcus

Varicella Vaccine	Varicella-zoster virus (Herpes virus 3, Human)

Sabin Inactivated Polio Vaccine	Polio

Pneumococcal Conjugate Vaccine	Pneumococcus

Rubella Vaccine	Rubella

Quadrivalent influenza vaccine	influenza vaccine

(1)	Our Panflu whole viron pandemic influenza vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(2)	Our Panflu split viron pandemic influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(3)	Our mumps vaccine did not undergo clinical trials because none were required by the relevant authorities.

•	Healive. In May 2002, we obtained final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, approximately 21.3 million doses of hepatitis A vaccines and 4.6 million doses of inactivated hepatitis A vaccine were approved and released in China for the year ended December 31, 2017. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml per dose) and children (0.5 ml per dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2017, 2016 and 2015, we sold approximately 3.8 million, 3.5 million and 4.1 million doses of Healive, which generated approximately $27 million, $20.0 million and $26.8 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 56.9 million doses as of December 31, 2017. We are selling Healive in Asia and Latin America.

•	Bilive. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Recipients under China’s vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, was 100% in 2016. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2017, 2016 and 2015, Bilive generated approximately $10.4 million, $0.6 million and $22.6 million in revenues, respectively.

•	Anflu. In October 2005, we received final approval from the CFDA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply, or IVS, taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. According to the NIFDC lot release records, 26.6 million doses of influenza vaccines were approved and released in China for the year ended December 31, 2017. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 2.7 million, 2.0 million and 3.2 million doses of Anflu in 2017, 2016 and 2015, which generated approximately $13.5 million, $9.8 million and $12.7 million in revenues, respectively. Our Anflu products are sold to Asia and Latin America.

•	Panflu. In April 2008, we were granted a production license for Panflu by the CFDA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in Hong Kong. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from the WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. Our revenue from the sale of Panflu amounted to nil, $6.4 million and $3.9 million in 2017, 2016 and 2015, respectively.

•	Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the CFDA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. According to the NIFDC lot release records, we ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu.1 amounted to approximately $14 million in 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•	Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC release records, approximately 237,000 doses of mumps vaccines were approved and released for the year ended December 31, 2017. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012 and no revenues were recognized in 2012. Mumps vaccine generated approximately $1.7 million, $0.5 million and $1.5 million in revenues in 2017, 2016 and 2015, respectively.

•	Split viron pandemic influenza vaccine. Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. In November 2011, we were granted the production license of split viron pandemic influenza vaccine that is to be used among the teenagers aged from 12 to 17.

•	Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the National Health and Family Planning Commission of China, from 2008 to 2017, more than 18.3 million cases of HFMD were reported, resulting in around 3,650 reported fatalities in China. According to the guidelines for use of inactivated enterovirus type 71 vaccine, EV71 infection caused majority of severe cases and fatalities from 2008 to 2015. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, the CFDA accepted our application to commence human clinical trials and on December 23, 2010, we obtained approval from the CFDA to commence clinical trials. In 2013, we completed all three phases of clinical trials, which showed our EV71 vaccine candidate had a good safety and immunogenicity profile, and had an efficacy rate of 94.6% against HFMD among infants and young children. In February 2014, the phase III clinical trial results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. On December 30, 2015, the CFDA issued the new drug certificate and production license for our EV71 vaccine. On January 25, 2016, the CFDA issued the GMP certificate for Inlive. We have eight granted patents relating to the EV71 vaccine in China. Inlive primarily targets children from six months old to three years old, with each child requiring a total of two doses one month apart from another. Inlive generated $121.3 million and $35.1 million revenue in 2017 and 2016, respectively.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•	Pneumococcal polysaccharide vaccine. Pneumococcal polysaccharide vaccine, or PPV, is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to the CFDA in February 2011 and obtained the approval to commence clinical trials in May 2014. The phase III clinical trial has been completed and we filed an application for a production license in June 2017. The research site inspection and clinical trial site inspection have been completed and registration dossier is being reviewed by CFDA.

•	Pneumococcal conjugate vaccine. Pneumococcal infection is a leading cause of serious illness in children and adults throughout the world. The disease is caused by a common bacterium, the pneumococcus, which can attack different parts of the human body. According to the WHO, pneumococcal disease is the leading vaccine-preventable killer of children under five years old in the world. At least one million children die of pneumococcal disease every year, most of whom are young children in developing countries. Since the U.S. commenced vaccination programs against this disease, the pneumococcal disease incidence has decreased by 94% in the U.S. Currently, in China, there is only one imported vaccine product against the diseases. No domestic producer has been licensed to supply this vaccine. Our pneumococcal conjugate vaccine will primarily target children two years old or under, who number approximately 32 million in China. We obtained the clinical trials license in January 2015.

•	Rubella vaccine. Rubella is a disease caused by the rubella virus and an acute infection is usually associated with the symptoms of fever and systemic rash. The clinical trial license was granted in December 2014. Development of this vaccine candidate depends on the progress of developing a measles, mumps and rubella vaccine, or MMR vaccine.

•	Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 13.4 million doses of varicella vaccines were approved and released in China for the year ended December 31, 2016. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with CFDA in January 2013. We obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application was filed with CFDA in November 2017. The research site inspection and clinical site inspection have been completed. and the registration dossier is waiting to be reviewed in the queue.

•	Sabin Inactivated Polio vaccine. Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine, or OPV, is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete, inactivated polio vaccine, or IPV, introduction and OPV withdrawal by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020. Sabin IPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology, or INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we have completed the pre-clinical study and submitted the application for clinical trials to CFDA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which is expected to be completed in 2018.

•	Quadrivalent influenza vaccine. Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one B virus, the quadrivalent influenza vaccine, or QIV, is designed to protect against four different flu viruses; two influenza A viruses and two influenza B viruses, because two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the CFDA. The approval to conduct human clinical trial was issued by CFDA in November 2016 and the trial was commenced in January 2018 and is expected to be completed in the first half of 2019.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive and have made significant advances in the prevention of SARS. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other developing countries.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $20.5 million, $12.6 million and $9.5 million in 2017, 2016 and 2015, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to maintain our market share and competitive advantage in the private vaccine sales market in China while building on this strength to expand market share in the government-paid market.

The overall vaccine market improved in 2017, following the impact of negative publicity regarding the incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China in 2016. Total sales of our regular products increased by 164.0% year over year.

We primarily rely on our own sales force to sell our products directly to CDCs in the private market before 2017. During 2017, our sales model was changed from direct sales by in-house team to a collaborative model between our sales team and third party promoting companies. These change of business model will combine the advantages of wider coverage via the promoting companies with our internal scientific expertise to provide better services to our customers. As of December 31, 2017, our in-house sales and marketing team consisted of 66 staff members assigned to five regions covering 31 provinces and four municipal cities throughout China. And we have entered into collaboration with 44 third party promotion companies, who helped promote business among CDCs. We still directly enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to the sales agreements, CDCs agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. Our sales team still maintains stable relationships with our customers by providing them with technical supports and trainings in collaboration with promoting companies. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside of China. Our products are registered in several Asian countries as well as Latin American countries. As of December 31, 2017, we had already exported some of our products to 11 countries. In order to speed up the globalization progress, as well as strengthening our reputation for quality, we obtained WHO prequalification in December 2017 for our hepatitis A vaccine, or Healive. We will explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful.

Seasonality

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year, and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from Anflu during this period. We expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results. In the first quarter, our strong winter-season sales are usually offset by the slow-down of business during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including CDCs and most departments in hospitals, are either closed or substantially reduce the level of their activities. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.”

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we use for Bilive production. We source hepatitis B antigens entirely from Beijing Tiantan. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.” Raw materials generally are in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

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

Our Healive, Bilive and Anflu production facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2008, 2010 and 2010, respectively. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District have passed the new GMP certification and obtained the new GMP certificate on April 17, 2013, which was renewed on April 13, 2018. Our upstream production line for PPV, with annual production capacity of 5 million doses, was built in Haidian site in 2014. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power to our Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products and temporarily suspended production at the impacted facility in order to maintain product safety.

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

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian has received its GMP certificate (2010 version) from the CFDA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The construction of a production line for the varicella vaccine is being completed.

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

Sinovac has built a pharmacovigilance system. Pharmacovigilance system includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff and relevant responsibilities. According to requirements of authorities, we report the severe Adverse Event Following Immunization, or AEFI, in time and regularly. We summarize and analyze safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, and to submit the Periodic Safety Update Reports to authorities regularly. Meanwhile, we are also required to assist authorities to investigate on the AEFIs and provide information as required.

Collaborations

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. The Company made a payment of $87,000 for purchasing measles seeds from GSK during the year ended December 31, 2017.

On April 3, 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. We expect to develop and commercialize the vaccine in China, as well as seeking regulatory approval in other countries. The agreement has a term of 50 years. Please see “— Our Products.”

We agreed to pay INTRAVACC license fee of up to $2,406 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achieving specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded an entrance fee of $0.7 million (€0.5 million) excluding PRC withholding tax for the year ended December 31, 2014 as research and development expense. We also recorded $0.1 million (€0.1 million) for payment made to INTRAVACC for use of sIPV viral seeds in research and development expense for the year ended December 31, 2014. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2017 and 2015. We recorded a milestone fee of $0.6 million (€0.5 million) for the year ended December 31, 2016 as research and development expense.

We licensed from MedImmune, LLC, or MedImmune, certain rights to use patented reverse genetics technology pertaining to a virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We accrued license fee and royalties of $3.4 million at the end of 2011 which were paid in 2012. We did not make any royalty payment in 2013 but made a $1.0 million royalty payment in May 2014. No royalties were incurred or paid for the year ended December 31, 2015, and we accrued a royalty payment of $8,000 as of December 31, 2016, which was paid in 2017.

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

By entering into this third amendment, the technology agreement was revised to be a licensing agreement. The remaining milestone payments under the agreements were reduced. Both Sinovac and Tianjin CanSino are free to develop PCV vaccines or to collaborate with one other company for the same purpose. As of December 31, 2017, we made total milestone payments of $1.8 million ($1.0 million under the March 2009 agreement, $0.2 million under the November 2009 and December 2011 amendments, and $0.6 million under the January 2015 amendments).

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

In China, according to the batch release numbers published by NIFDC, over 75% of hepatitis A vaccines released in China are live attenuated vaccine, another type of hepatitis A vaccine compared to inactivated version, which is the biggest competitor for inactivated hepatitis A vaccine. The live attenuated hepatitis A vaccine manufacturers include Kunming Institute of Biological Product, Pukang Biological Co., Ltd., Changchun Institute of Biological Products and Changchun Changsheng Life Sciences Ltd. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in China.

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

We have a total of 51 issued patents and a number of pending patent applications relating to our vaccines in China. Our hepatitis A vaccine and seasonal influenza vaccine and EV71 vaccine have five, three and eight issued patents for protection, respectively.

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

We have relied on administrative protection afforded new drugs through the monitoring period provided by the CFDA in the past. During the monitoring period, third party applications for manufacturing or importing the same drug are not accepted by the CFDA. The administrative protection for Healive expired in December 2007 and Bilive expired in January 2008. The administrative protection was no longer implemented in China. Instead, CFDA implements a new drug monitoring period starting from the issuance of production license, aiming to collect safety data for further evaluation on new products of this kind commercialized in China. Our EV71 vaccine was granted a five-year new drug monitoring period, during which no other company is able to be approved to enter into a human clinical study of this kind of vaccine except the three products from Kunming, CNBG and Sinovac approved in China. This monitoring period of our EV71 vaccine will expire in December 2020.

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB697.6 million ($107.2 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. Our worldwide product liability insurance of Healive, Bilive, Anflu, Panflu and Inlive worldwide from April 2017 to April 2018 is limited. In addition, we do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets.

We do not maintain any business interruption insurance. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding U.S. and Europe) from April 2017 to April 2018. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug application, or IND, to the Centers for Drug Evaluation. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence clinical trials until we obtain the approval of IND. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

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

After three phases of clinical trials, we apply for New Drug Application, or NDA. We submit to the Centers for Drug Evaluation the NDA file package, which includes a clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of products, to apply for a new drug certificate and/ or production license. For vaccines, we have to comply with the CFDA’s Guidelines for Clinical Trial Report on Vaccines.

New Drug Certificate. The Centers for Drug Evaluation will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the Centers for Drug Evaluation will begin technical review, and give their technical opinion to CFDA. At the meantime, according to the requirement of technical review, the Centers for Drug Evaluation can ask for an on-site examination on the circumstances of our clinical trials and pharmaceutical research. The CFDA will decide whether or not to issue a new drug certificate to us. We consider obtaining the new drug certificate for our product candidates a significant milestone in our business.

Production Permit. Simultaneously with the application of new drug certificate, we also apply to CFDA for a production license to manufacture the new drug to be approved by the CFDA. The production license application will be examined with similar stage procedure as for the new drug certificate, first by the Center for Drug Evaluation, and the CFDA the last. After the Center for Drug Evaluation accepts the application, the Center for Drug Evaluation will review the application files and give technical opinion. If the Center for Drug Evaluation is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified.

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

We have also built PPV production line at the Haidian site with designed annual capacity of five million doses per year. In May 2013, our filling and packaging line in Changping site was granted the GMP certificate for the first time, after which we moved the filling and packaging activities to our Changping site. In July 2016, we started to build our sIPV plant for bulk production on our Changping site. The expected capacity is approximately 20 million doses. The five-year GMP renewal on Changping site was successfully completed in April 13, 2018.

In February 2010, we acquired a right to use approximately 312,400 square feet of land located in Changping District, Beijing, or Changping Site, with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) on 29,021 square meters (for a total consideration of approximately RMB123.6 million ($19.1 million)). We have made all required payments by December 31, 2012. We have built a new filling and packaging line, EV71 production facilities and a warehouse on the Changping site. The new filling and packaging line and warehouse commenced operation in May 2013 and December 2010, respectively. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power to our Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products and temporarily decided to stop production at the impacted facility in order to maintain product safety.

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

Number of Doses Sold
Products	Date of Approval	2017	2016	2015
Healive	May 2002	3.8 million	3.5 million	4.1 million
Bilive	June 2005	0.6 million	0.4 million	2.3 million
Anflu	October 2005	2.7 million	2.0 million	3.2 million
Inlive	January 2016	4.7 million	1.5 million	nil
Panflu(1)	April 2008	nil	1.9 million	1.1 million
Panflu.1(1)	September 2009	nil	nil	nil
Mumps	September 2012	0.3 million	0.3 million	1.2 million

(1)	We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order. In 2016, 1.9 million doses of Panflu products manufactured for the government stockpiling order were not used and expired, allowing us to recognize sales revenue. Sales of Panflu generated revenues of $6.4 million in 2016.

Our pipeline consists of various vaccine candidates in the clinical trial development phases and production application phase in China. We obtained the approvals to conduct clinical trials of PPV, pneumococcal conjugate vaccine, sIPV, varicella vaccine and quadrivalent flu vaccine in May 2014, January 2015 and November 2015, October 2015 and November 2016, respectively.

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

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,000. Beijing Keding is owned by Mr. Weidong Yin and three other senior officers of Sinovac Beijing. We received the production license for Bilive from the CFDA in January 2005. In June 2005, we obtained the final PRC regulatory approval for production of Bilive. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

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

Amortization expense for these proprietary rights was nil, nil and $0.4 million in 2017, 2016 and 2015, respectively.

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

	Year ended December 31,
	2017	2016	2015

Research and development programs
EV71 vaccine	$306	$7	$325
PPV	3,079	3,181	2,816
Varicella vaccine	4,219	2,683	1,650
sIPV	9,061	3,133	1,617
Pneumococcal Conjugate Vaccine	627	461	1,155
Mumps vaccine	141	251	235
Others	3,056	2,932	1,692
Total	$20,489	$12,648	$9,490

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

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grant that were deferred in the amount of RMB15.6 million ($2.3 million), RMB5.0 million ($0.7 million) and RMB1.5 million ($0.2 million) in 2017, 2016 and 2015, respectively. In addition, we received RMB2.0 million ($0.3 million) in other government grants and subsidies that were recognized in the statements of comprehensive income (loss) in 2017.

Deferred government grants included RMB3.7 million ($0.6 million), being the unamortized portion of a grant that we received in 2007 for construction of a pandemic influenza vaccine plant and buildings (RMB5.5 million ($0.8 million) as of December 31, 2016). RMB1.8 million ($0.3 million), which will be amortized in 2018, was included in the current portion of deferred government grants and RMB1.9 million ($0.3 million), which will be amortized after 2018, was included in the non-current portion of deferred government grants. The production facility grant requires us to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the PRC government. We have fulfilled the conditions attached to the government grant. Government grants relating to these production facilities of $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2017, 2016 and 2015, respectively, were recorded as a reduction to depreciation expense for those respective years.

Deferred government grants also included RMB1.3 million ($0.2 million) being the unamortized portion of a grant that we received in 2009 for purchasing equipment for H1N1 vaccine production (RMB2.1 million ($0.3 million) as of December 31, 2016). RMB0.9 million ($0.1 million) which will be recognized in 2018 was included in the current portion of deferred government grants and RMB0.4 million ($57,000) which will be recognized after 2018 was included in the non-current portion of deferred government grants. We have fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2017, 2016 and 2015, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants also included RMB0.2 million ($30,000), being the unamortized portion of a grant that we received in 2013 for purchasing equipment for H5N1 vaccine production. We have fulfilled the conditions attached to the government grant. RMB0.1 million ($15,000) to be amortized in 2018 was included in the current portion of deferred government grants and RMB0.1 million ($15,000) which will be amortized after 2017 was included in the non-current portion of deferred government grants. Government grant relating to this production facility of $15,000, $15,000 and $16,000 for the year ended December 31, 2017, 2016 and 2015, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants also included RMB14.5 million ($2.2 million) being the unamortized portion of a grant the Company received in 2015 for equipment purchase and construction of the EV71 vaccine production facility (RMB17.8 million ($2.6 million) as of December 31, 2016). We have fulfilled the conditions attached to the government grant in 2016. RMB3.3 million ($0.5 million) which will be amortized in 2018 was included in the current portion of deferred government grants and RMB11.3 million ($1.7 million) which will be recognized after 2018 was included in the non-current portion of deferred government grants. RMB2.7 million ($0.4 million) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017, and RMB0.3 million ($80,000) was recorded as government recognized in income for the year ended December 31, 2017.

Deferred government grants also included RMB5.1 million ($0.8 million) being the unamortized portion of a grant the Company received in 2017 for EV71 phase IV clinical research. As of December 31, 2017, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Deferred government grants also included RMB10.0 million ($1.5 million) being the unamortized portion of a grant the Company received in 2017 for purchasing equipment for sIPV vaccine production. As of December 31, 2017, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

As of December 31, 2017, conditions attached to a government grant received in 2017 in the amount of RMB0.5 million ($78,000) for certain production facilities were fulfilled, of which RMB0.1 million ($19,000) will be amortized in 2018 and RMB0.4 million ($55,000) will be amortized after 2018, and RMB 30,000 ($4,000) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017. As of December 31, 2017, conditions of four government grants totaling RMB7.1 million ($1.1 million) have not been fulfilled by us. We expect to fulfill the conditions of the four grants within one year, and these grants totaling RMB7.1 million ($1.1 million) were included in the current portion of deferred government grants.

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B, seasonal influenza and EV71 vaccines are recognized when delivery has occurred and we can reasonably estimates return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange data as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. We started to sell EV71 vaccines in 2016. For the year ended December 31, 2016, product return provision for enterovirus 71 vaccine was based on historical return and exchange data of similar products including hepatitis A and combined inactivated hepatitis A&B vaccines, as well as EV71 vaccines’ inventory levels and remaining shelf lives in the distribution channels. We review the estimated sales return on an ongoing basis. This review indicated that our marketing and distributing strategy of EV71 vaccines shifted to a manner similar to inactivated hepatitis A vaccine, and no longer distributes the product in a manner similar to combined inactivated hepatitis A&B vaccine. For the year ended December 31, 2017, product return provision for EV71 vaccine was based on historical return and exchange data of hepatitis A, as well as EV71 vaccines’ inventory levels and remaining shelf lives in the distribution channels. The change in estimate resulted in an increase to income from continuing operations and net income attributable to shareholders of Sinovac of $8.1 million and $5.9 million, respectively. In addition, basic and diluted earnings per share both increased by $0.10.

As of December 31, 2017, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and EV 71 vaccine was $4.7 million, compared with $5.0 million as of December 31, 2016. Private pay sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and EV71 vaccine as a percentage of sales was 3.1% and 10.9% in 2017 and 2016, respectively. We do not accept returns for hepatitis products sold under the EPI and exports. As such, no sales returns are estimated for these sales. Product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because we generally accept returns before the end of the flu season. As of December 31, 2017, sales return provision for seasonal influenza vaccine returns was approximately $0.3 million, compared with $0.5 million as of December 31, 2016.

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

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2017, the Company provided 100% (December 31, 2016 - 100%) allowance for accounts receivable aged more than four years, approximately 94.6% (December 31, 2016 - 84.8%) allowance for accounts receivable aged between three years and four years, approximately 68.5% (December 31, 2016 - 59.1%) allowance for accounts receivable aged between two years and three years, approximately 15.3% (December 31, 2016 - 20.5%) allowance for accounts receivable aged between one year and two years, and approximately 1.2% (December 31, 2016 - 1.4%) allowance for accounts receivable aged less than one year.

Our allowance for doubtful accounts as of December 31, 2017 was $4.8 million, compared to $3.6 million as of December 31, 2016. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $0.9 million for the year ended December 31, 2017 as compared with a provision of $1.4 million for the year ended December 31, 2016.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive and Mumps products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2017, 2016 and 2015 was $1.2 million, $6.4 million and $1.8 million, respectively.

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

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We did not record any impairment charges on long-lived assets in 2017, 2016 and 2015.

Income Tax Valuation Allowance

In 2017, we recorded $9.3 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606), where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. In August 2015, the FASB issued ASU 2015-14, where the effective date of ASU 2014-09 was extended to annual periods beginning after December 15, 2017. Early adoption is permitted. Subsequent to the issuance of ASU 2014-09, the FASB has issued several accounting standard updates such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs will have the same effective date and transition requirements as ASU 2014-09. We adopted the new standard since January 1, 2018, using the modified retrospective method. We have completed the assessment and implementation work. Based on the work performed, the adoption of this guidance will not have a material impact on our consolidated financial statements or our internal controls over financial reporting.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. That presentation provides financial statement users with more decision-useful information about an entity’s involvement in financial instruments. The guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this standard.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 requires recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The guidance is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this standard.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows: Restricted Cash. ASU 2016-18 requires amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning –of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. We adopted ASU 2016-18 on January 1, 2018, and does not expect the adoption of this standard will have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income (loss) data	2017	2016	2015
	(in thousands except share and per share data)
Sales	$174,346	$72,431	$67,414
Cost of sales(1)	20,240	22,393	18,408
Gross profit	154,106	50,038	49,006
Operating expenses:
Selling, general and administrative expenses(1)	87,365	41,980	37,481
Provision (recovery) for doubtful accounts	934	1,412	(49)
Research and development expenses(1)	20,489	12,648	9,490
Loss on disposal and impairment of property, plant and equipment	42	478	26
Government grants recognized in income	(141)	(6,984)	(1,637)
Total operating expenses	108,689	49,534	45,311
Operating income	45,417	504	3,695
Interest and financing expenses	(1,569)	(1,729)	(1,920)
Interest income	1,183	731	1,155
Other income (expenses)	13	100	(174)
Income (loss) from continuing operations before income taxes	45,044	(394)	2,756
Income tax expenses	(8,339)	(2,664)	(2,985)
Income (loss) from continuing operations	36,705	(3,058)	(229)
Income (loss) from discontinued operations, net of tax nil	-	2,338	(728)
Net income (loss)	36,705	(720)	(957)
Less: (income) loss attributable to non-controlling interests	(10,898)	124	(459)
Net income (loss) attributable to shareholders of Sinovac	25,807	(596)	(1,416)
Comprehensive income (loss)	44,803	(9,563)	(5,342)
Less: comprehensive (income) loss attributable to non-controlling interests	(12,089)	953	82
Comprehensive income (loss) attributable to shareholders of Sinovac	$32,714	$(8,610)	$(5,260)

(1)	Includes share-based compensation of $1.0 million, $2.4 million and $1.0 million in 2017, 2016 and 2015, respectively.

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

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2017, 2016 and 2015 amounted to $20.2 million, $22.4 million and $18.4 million, respectively, of which idle capacity amounted to $2.8 million, $3.2 million and $2.2 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity has not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense in 2017 was $69.2 million, representing 39.7% of total sales revenue of 2017, which is an 8.5% increase compared to 2016.

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

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing and Sinovac Dalian. Sinovac Beijing, being reconfirmed as a “High and New Technology Enterprise,” or HNTE in 2017 for a period of 3 years; Sinovac Dalian, being confirmed as a HNTE in 2017 for a period of 3 years, and accordingly each is subject to a preferential income tax rate of 15% from 2017 to 2019. We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements.

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

The valuation allowances relating to the deductible temporary differences and the unused tax losses of Sinovac R&D, Sinovac Dalian and Sinovac Biomed are still required as realization of these elements of the potential tax benefits is still uncertain. Taking the valuation allowances into account, the potential tax benefits arising from the deductible temporary differences and the unused tax losses of Sinovac R&D, Sinovac Dalian and Sinovac Biomed effectively have not been recorded in the financial statements. Tax losses of our PRC subsidiaries in the amount of $25.5 million (RMB166 million) as of December 31, 2017 will expire from 2018 to 2022, if not utilized.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Sales. Total sales from continuing operations in 2017 increased by 140.7% to $174.3 million from $72.4 million in 2016. Excluding revenue recognition of Panflu under the government stockpiling program in 2016 and 2015, regular sales of Healive, Bilive, Anflu, Inlive and mumps vaccine increased by 163.9% to $174.3 million in 2017 from $66.0 million in 2016. The growth was mainly contributed by sales of Inlive.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31,
Sales	2017	2016
	(in thousands)
Hepatitis A vaccine	$27,421	$20,044
Hepatitis A&B vaccine	10,430	552
Influenza vaccines	13,544	9,829
EV71 vaccine	121,284	35,140
Mumps vaccines	1,667	477
Regular sales subtotal	174,346	66,042
H5N1 vaccine	-	6,389
Total sales	$174,346	$72,431

Gross Profit. Gross profit from continuing operations in 2017 increased by 208.0% to $154.1 million from $50.0 million in 2016. Gross margin percentage increased to 88.4% in 2017 from 69.1% in 2016. Excluding the impact of Panflu sales under the government-stockpiling program in 2017 and 2016, gross margin increased to 88.4% in 2017 from 70.0% in 2016. The increase of gross margin was mainly due to higher gross profit on Inlive and lower inventory provision charged to Bilive vaccines in 2017.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses in 2017 increased by 108.1% to $87.4 million from $42.0 million in 2016. The increase was mainly due to higher selling expenses incurred on promotion of Inlive and higher professional and consulting fees related to the proposed privatization.

We recorded total share-based compensation of $1.0 million in 2017, compared to $2.4 million in 2016. As of December 31, 2017, we had unrecognized compensation costs of $2.3 million. This unearned component will be recognized over a period of 28 months.

Research and Development Expenses. Research and development expenses in 2017, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, increased to $20.5 million in 2017 from $12.6 million in 2016.

Interest and Financing Expenses. Interest and financing expense decreased by 9.3% to $1.6 million in 2017 from $1.7 million in 2016. There were $0.3 million and $37,000 of interest subsidies received in 2017 and 2016, respectively.

Income Tax Expenses. Income tax expense was $8.3 million in 2017, compared to an income tax expense of $2.7 million in 2016.

Income (loss) from Continuing Operations. Income from continuing operations was $36.7 million in 2017, compared to a loss of $3.1 million in 2016.

Income (loss) from Discontinued Operations. Income from discontinued operations was nil in 2017, compared to an income of $2.3 million in 2016. The income from discontinued operations in 2016 was a result of completion of the disposal transaction of Tangshan Yian.

Net Income. Net income attributable to shareholders of Sinovac was $25.8 million in 2017, compared to a net loss of $0.6 million in 2016.

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

The table below sets forth a breakdown of our sales by product:

	Year ended December 31,
Sales	2016	2015
	(in thousands)
Hepatitis A vaccine	$20,044	$26,801
Hepatitis A&B vaccine	552	22,615
Influenza vaccines	9,829	12,674
EV71 vaccine	35,140	-
Mumps vaccines	477	1,472
Regular sales subtotal	66,042	63,562
H5N1 vaccine	6,389	3,852
Total sales	$72,431	$67,414

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

Selling, General and Administrative Expenses.

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

Interest and Financing Expenses. Interest and financing expense decreased by 9.9% to $1.7 million in 2016 from $1.9 million in 2015. The decrease in interest and financing expense is primarily due to lower interest rates on outstanding loans during 2017 compared to 2016. There were $37,000 and $0.1 million of interest subsidies received in 2016 and 2015, respectively.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(in thousands)
Net cash provided by (used in) operating activities	$61,354	$(15,459)	$4,211
Net cash used in investing activities	(11,896)	(11,776)	(4,515)
Net cash provided by (used in) financing activities	(1,342)	27,784	(24,196)
Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	3,865	(2,092)	(1,541)
Decrease in cash and cash equivalents, including cash classified within current assets held for sale	51,981	(1,543)	(26,041)
Less: Net decrease in cash classified within current assets held for sale	-	(143)	(82)
Increase (decrease) in cash and cash equivalents	51,981	(1,400)	(25,959)
Cash and cash equivalents at beginning of period	62,434	63,834	89,793
Cash and cash equivalents at end of period	$114,415	$62,434	$63,834

Operating Activities

Net cash provided by operating activities was $61.4 million in 2017, compared to net cash used in operating activities of $15.5 million in 2016. Net cash provided by our operating activities in 2017 resulted primarily from (1) our net income from continuing operations of $36.7 million, (2) deferred income taxes of $4.9 million, (3) depreciation of property, plant and equipment and amortization of prepaid land lease payments of $4.9 million, (4) a decrease of accounts receivable of $13.5 million and an increase in accounts payables and accrued liabilities of $33.4 million.

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

Investing Activities

Net cash used in investing activities was $11.9 million in 2017, compared to $11.8 million in 2016. We invested primarily in the construction of our sIPV production facilities in 2017.

Net cash used in investing activities was $11.8 million in 2016, compared to $4.5 million in 2015. We invested more cash in the construction of our PPV and sIPV production facilities in 2016.

Financing Activities

Net cash used in financing activities was $1.3 million in 2017 compared to net cash provided by financing activities was $27.8 million in 2016. In 2017, net cash provided by our financing activities included net proceeds of $1.3 million from issuance of common shares and government funding of $2.6 million. We also received loan proceeds of $28.6 million and made loan repayments of $38.7 million in 2017.

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

Accounts Receivable

Our total accounts receivable, including other receivables, increased by $16.4 million from $49.8 million as of December 31, 2016 to $66.2 million as of December 31, 2017. Our average accounts receivable turnover time in 2017 was 127 days, as compared to 256 days in 2016.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2017	2016
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$58,157	$45,340
Aging greater than one year, net of allowance for doubtful accounts	6,512	3,118
Total trade receivable — net	$64,669	$48,458

Borrowings

As of December 31, 2017, we had $18.2 million in short-term bank loans, offset by $114.4 million in cash and cash equivalents, resulting in a liquid assets balance of $96.3 million, compared with $31.1 million at the end of December 31, 2016. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2017:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB4.9 million ($0.8 million)	4.57%	quarterly	August 29, 2018	operation
Bank loan from Bank of Beijing	RMB5.1 million ($0.8 million)	4.57%	quarterly	August 29, 2018	operation
Bank loan from Bank of Beijing	RMB10.0 million ($1.5 million)	5.00%	quarterly	October 13, 2018	operation
Bank loan from Bank of Beijing	RMB4.0 million ($0.6 million)	5.00%	quarterly	October 13, 2018	operation
Bank loan from Bank of Beijing	RMB4.9 million ($0.8 million)	5.25%	quarterly	May 20, 2020	construction of the PPV facilities
Bank loan from Bank of Beijing	RMB39.7 million ($6.1 million)	4.75%	quarterly	May 20, 2020	construction of the PPV facilities

On September 18, 2015, Sinovac Beijing entered into a maximum credit facility of RMB50 million ($7.2 million) with Bank of Beijing to finance its working capital requirements. RMB4.9 million ($0.8 million) was drawn on August 29, 2017 and will be due on August 29, 2018. RMB5.1 million ($0.8 million) was drawn on September 6, 2017 and will be due on August 29, 2018. RMB10 million ($1.5 million) was drawn on October 13, 2017 and will be due on October 13, 2018. RMB4 million ($0.6 million) was drawn on November 9, 2017 and will be due on October 13, 2018.

On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of RMB48 million ($7.4 million) with a term from July 2015 to May 2020 for construction of the PPV facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan should be repaid in accordance with a repayment schedule and fully repaid before May 20, 2020. RMB4.9 million ($0.8 million) was drawn in 2015 with an annual interest rate of 5.25%, and RMB39.7 million ($6.1 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of RMB15.5 million ($2.4 million) were pledged as collateral as of December 31, 2017.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Construction Bank	RMB4.7 million ($0.7 million)	4.43%	Monthly	March 26, 2018	operation
Bank loan from China Construction Bank	RMB19.4 million ($3.0 million)	4.57%	Monthly	September 4, 2018	operation
Bank loan from China Construction Bank	RMB21.0 million ($3.2 million)	4.51%	Quarterly	October 13, 2021	construction of the sIPV facilities
Bank loan from China Construction Bank	RMB29.0 million ($4.5 million)	4.51%	Quarterly	October 13, 2021	construction of the sIPV facilities
Bank loan from China Construction Bank	RMB2.0 million ($0.3 million)	4.75%	Quarterly	October 13, 2021	construction of the sIPV facilities

On March 27, 2017, Sinovac R&D entered into a bank loan with China Construction Bank in the aggregate principal amount of RMB4.7 million ($0.7 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.43%. Interest is payable monthly and the loan was repaid on March 26, 2018. Cash collateral of Sinovac R&D with a net book value of RMB5 million ($0.8 million) was pledged as collateral, which has been released after the loan was fully repaid.

On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of RMB120 million ($17.2 million) with China Construction Bank to finance its working capital requirements. On May 18, 2017, Sinovac Beijing renewed the credit facility to RMB200 million ($30.7 million). On September 5, 2017, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of RMB19.4 million ($3.0 million) to finance its working capital requirements, bearing interest at 0.27% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57%. Interest is payable monthly and the loan is payable on September 4, 2018. RMB19.4 million ($3.0 million) was drawn on September 5, 2017 and will be due on September 4, 2018.

On August 17, 2017, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $3,074 (RMB20 million) with a term from August 2017 to October 2021. The loan bears interest at prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 months, currently at 4.75%. Interest is payable quarterly and the loan is payable based on the payment schedule and fully repay before October 21, 2021. RMB2.0 million ($0.3 million) was drawn in 2017. RMB0.8 million ($0.1 million) and RMB1.2 million ($0.2 million) are payable on February 25, 2019 and August 25, 2019, respectively.

On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of RMB70 million ($10.8 million) with China Construction Bank to finance construction of the Sabin inactivated polio vaccine facilities. On October 14, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of RMB50 million ($7.7 million) with a term from October 2016 to October 2021. The loan bears interest at 5% below the prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 months, currently at 4.51%. Interest is payable quarterly and the loan is payable based on the payment schedule and fully repay before October 13, 2021. RMB21.0 million ($3.2 million) was drawn in 2016 and RMB29.0 million ($4.5 million) was drawn in 2017.

Pursuant to the covenants set out in these two bank loan agreements with China Construction Bank, Sinovac Beijing’s debt to total assets ratio must not be higher than 80%, current ratio must not be lower than 0.8, contingent liabilities must not be higher than RMB235 million ($36.1 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. We were in compliance with such covenants as of December 31, 2017. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of RMB94.5 million ($14.5 million) were pledged as collateral against the loan as of December 31, 2017.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Merchants Bank	RMB20.0 million ($3.1 million)	4.57%	Quarterly	February 22, 2018	Operation

On February 23, 2017, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of RMB20 million ($3.1 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57% per year. Interest was payable quarterly. The loan was guaranteed by an unrelated third party, with a guarantee fee of RMB0.4 million ($59,000) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of not lower than RMB35 million ($5.4 million) were pledged as collateral. The loan was repaid on February 22, 2018.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Citi Bank	RMB4 million ($0.6 million)	4.35%	quarterly	January 12, 2018	operation
Bank loan from Citi Bank	RMB4 million ($0.6 million)	4.35%	quarterly	January 12, 2018	operation
Bank loan from Citi Bank	RMB2 million ($0.3 million)	4.35%	quarterly	January 12, 2018	operation
Bank loan from Citi Bank	RMB8 million ($1.2 million)	4.57%	quarterly	January 22, 2018	operation
Bank loan from Citi Bank	RMB4.5 million ($0.7 million)	4.60%	quarterly	February 12, 2018	operation
Bank loan from Citi Bank	RMB4.3 million ($0.7 million)	4.60%	quarterly	February 13, 2018	operation
Bank loan from Citi Bank	RMB3.1 million ($0.5 million)	4.60%	quarterly	February 22, 2018	operation

On May 9, 2016, Sinovac Beijing entered into a revolving bank loan with Citi Bank in the aggregate principal limit of RMB30 million ($4.6 million) to finance its working capital requirements. The revolving loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 4.47% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. RMB4 million ($0.6 million) was drawn on November 13, 2017 and was repaid on January 12, 2018. RMB4 million ($0.6 million) was drawn on November 14, 2017 and was repaid on January 12, 2018. RMB2 million ($0.3 million) was drawn on November 14, 2017 and was repaid on January 12, 2018. RMB8 million ($1.2 million) was drawn on November 22, 2017 and was repaid on January 22, 2018. RMB4.5 million ($0.7 million) was drawn on December 13, 2017 and was repaid on February 12, 2018. RMB4.3 million ($0.7 million) was drawn on December 14, 2017 and was repaid on February 13, 2018. RMB3.1 million ($0.5 million) was drawn on December 20, 2017 and was repaid on February 22, 2018.

Our weighted average effective interest rate on outstanding borrowings was 4.61%, 4.73% and 4.83% for the years ended December 31, 2017, 2016 and 2015, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

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

The ability of our subsidiary to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. See “Item 10. Additional Information — D. Exchange Controls.”

The ability of our subsidiary to distribute dividends requires the financial management team to have operating control of the bank accounts of Sinovac Beijing. While that control exists today, as described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices on April 17, 2018 and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems.

Capital Expenditures

We made capital expenditures of $11.9 million, $12.7 million and $5.3 million in 2017, 2016 and 2015, respectively. In 2017, we made $11.9 million of payments towards property, plant and equipment for construction of PPV, sIPV and varicella production facilities. As of December 31, 2017, our commitments related to capital expenditures of approximately $0.1 million were primarily for the construction of our sIPV and varicella production facilities. We will finance such commitments through long-term borrowings, proceeds from our public offerings and cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2017 for the periods indicated:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	42,967	19,584	15,101	8,282	-
R&D expenses, liabilities and commitment	2,158	2,158	-	-	-
Operating lease obligations	9,980	427	1,586	1,586	6,381
Purchase of facilities commitments	112	112	-	-	-
Accounts payable and accrued liabilities	59,418	59,418	-	-	-
Total	114,635	81,699	16,687	9,868	6,381

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our ability to maximize sales of our existing products within the Chinese market;

•	our ability to develop new vaccines;

•	our ability to improve our existing vaccines and lower our production costs;

•	our ability to expand our manufacturing facilities to meet the needs of the growing Chinese market and other geographic markets;

•	our ability to acquire new technologies and products;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China;

•	litigation between our Company and certain shareholders; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.

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

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title

Weidong Yin	54	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	57	Independent Director
Yuk Lam Lo(1) (2) (3)	69	Independent Director
Kenneth Lee(2) (3)	50	Independent Director
Meng Mei(1) (2) (3)	63	Independent Director
Nan Wang	51	Chief Financial Officer, Vice President
Xiaomei Yin	53	Vice President, Sales and Marketing
Qiang Gao	41	Vice President, Research and Development
Jing Li	43	Vice President, Quality and Production

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

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

Ms. Xiaomei Yin has served as our vice president since December 29, 2017. She is responsible for our oversee sales and marketing. Ms. Yin joined business development department of Sinovac Beijing in May 2006. She was appointed as director of government relations in February 2010. Before joined us, Ms. Yin worked with Industrial and Commercial Bank of China, one of the major commercial banks in China. She received a bachelor degree in finance from Central University of Finance and Economics, PRC.

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

In 2017, the aggregate cash compensation paid to our directors and executive officers was approximately $2.80 million.

Our company may terminate the employment of any director and officers for cause, at any time, without notice or remuneration, for certain acts of such director and officer, such as conviction of or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, gross negligence or dishonest acts to our detriment, gross misconduct or a failure to perform agreed duties, death or disability (physical or mental impairment). Our company may also terminate his or her employment without cause, at any time, upon a one month’s written notice. Our directors and officers may terminate their employment, at any time, with a one-month prior written notice to our company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in event of any action or inaction that constitutes a material breach by our company under the employment agreement, in the manner set forth in their employment agreements. Upon termination of his or her employment with our company by our company without cause or by him or her for good reason, such director and executive officer is entitled to receive severance benefits including cash payment equal to the amount set forth in his or her employment agreement. In addition, all the share options and restricted share award granted to him or her under our stock/share incentive plans will become fully vested on the employment termination date and such share options will remain exercisable for eighteen months following the employment termination date.

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

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. The following tables summarize, as of December 31, 2017, the outstanding options and regular shares that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2012 Share Incentive Plan.

2012 Share Incentive Plan
Name	Restricted Shares	Number of Options	Exercise Price($/Share)	Grant Date	Expiration Date	Total

Weidong Yin	-	150,000	4.98	May 1, 2015	April 30, 2023	150,000
Simon Anderson	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Yuk Lam Lo	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Meng Mei	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Kenneth Lee	-	40,000	4.98	May 1, 2015	April 30, 2023	40,000
Nan Wang	22,500	90,000	4.98	May 1, 2015	April 30, 2023	112,500
Ming Xia	22,500	45,000	4.98	May 1, 2015	April 30, 2023	67,500
Xiaomei Yin	7,500	20,000	4.98	May 1, 2015	April 30, 2023	27,500
Qiang Gao	18,750	40,000	4.98	May 1, 2015	April 30, 2023	58,750
Jing Li	18,750	80,000	4.98	May 1, 2015	April 30, 2023	98,750
Others as a group	182,000	443,500	4.98	May 1, 2015	April 30, 2023	625,500
Subtotal	272,000	1,028,500	4.98	May 1, 2015	April 30, 2023	1,300,500

Name	Restricted Shares	Grant Date
Weidong Yin	160,000	March 7, 2018
Nan Wang	160,000	March 7, 2018
Xiaomei Yin	120,000	March 7, 2018
Qiang Gao	120,000	March 7, 2018
Jing Li	120,000	March 7, 2018
Others as a group	1,320,000	March 7, 2018
Subtotal	2,000,000	March 7, 2018

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

Set forth below is a summary of the principal terms of the 2003 Plan.

•	Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2017, the 2003 Plan has been expired and an aggregate of 4,696,900 common shares have been issued pursuant to options issued under the 2003 Plan.

•	Administration. The 2003 Plan is administered by our board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•	Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.

•	Option agreement. Options granted under the 2003 Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by our board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.

•	Option term. The term of options granted under the 2003 Plan may not exceed ten years from the date of grant.

•	Termination of options. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, the options will terminate to the extent any options are not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

•	Change of control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options will become fully vested and exercisable immediately prior to such transaction.

•	Termination of plans. Unless terminated earlier, the Plan will expire in 2023. Our board of directors has the authority to terminate the 2003 Plan prior to the expiry of the plan provided that such early termination shall not affect the options then outstanding under the plan.

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

Plan Administration

Our board of directors will administer the 2012 Plan. The board will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

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

As described above, on March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at our 2017 AGM held on February 6, 2018. We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at our 2017 AGM by the Shareholder Group was invalid. On March 13, 2018, 1Globe filed a complaint against our company in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda, to dispute the results of the election.

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

In 2017 our audit committee held meetings or passed resolutions by unanimous written consent eight times.

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

In 2017, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2017, our corporate governance and nominating committee did not hold meetings or passed resolutions, instead, the matters for discussion were combined to the meetings or resolutions by the board of directors.

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

As of December 31, 2017, 2016 and 2015, we had 644, 724 and 646 full-time employees, respectively. Of our workforce as of December 31, 2017, about 98 employees are primarily engaged in research and development, 66 employees are engaged in sales and marketing, 415 employees in production related, and 65 employees in administration. As of December 31, 2017, we have a total of 156 temporary employees. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2017, by:

•	each of our directors and executive officers; and

•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 57,281,861 common shares outstanding as of December 31, 2017. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,124,500	10.56%
Simon Anderson	*	*
Yuk Lam Lo	*	*
Meng Mei	*	*
Kenneth Lee	*	*
Nan Wang	*	*
Ming Xia	*	*
Xiaomei Yin	*	*
Qiang Gao	*	*
Jing Li	*	*
All directors and executive officers as a group	6,824,847	11.54%
Principal Shareholders
SAIF Partners IV(1)	10,780,820	18.82%
1Globe Capital LLC(2)	9,353,092	16.33%
Chiang Li Family(3)	3,459,763	6.04%
Samuel D. Isaly(4)	2,667,500	4.66%

*	Less than 1% of our common shares.
(1)	According to the Amendment No. 6 to Schedule 13D filed with the SEC on June 27, 2017 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.
(2)	According to the Schedule 13D filed with the SEC on July 7, 2017 and the Amendment No. 1 to the Schedule 13D filed with the SEC on March 23, 2018.
(3)	According to the Schedule 13G filed with the SEC on April 11, 2016.
(4)	According to the Amendment No. 1 to 13G filed with the SEC on February 11, 2016, consists of (i) 1,219,500 common shares beneficially owned by OrbiMed Advisors LLC and (ii) 1,448,000 common shares beneficially owned by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors, and Samuel D. Isaly is the control person of OrbiMed Advisors LLC and OrbiMed Capital LLC.

None of our existing shareholders has different voting rights from other shareholders. Except for the proposed going private transaction as disclosed in “Item 4. Information on the Company — History and Development of the Company” or elsewhere in this annual report and the complaint against filed by 1Globe against the Company in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda, or the Antigua Court, as disclosed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” or elsewhere in this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2017, 57,281,861 of our common shares were issued and outstanding. Approximately 88% of the issued and outstanding shares were held by the record shareholders in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation.”

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

On March 26, 2018, we amended the Amalgamation Agreement to extend its termination date to April 26, 2018. On April 26, 2018, we further amended the Amalgamation Agreement to extend its termination date to May 26, 2018.

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Yuk and only pay our share of the utilities and property management fees, which totaled $4,000, $7,000 and nil in 2015, 2016 and 2017, respectively.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, the parent company of Sinobioway Medicine which is the non-controlling shareholder of Sinovac Beijing, in 2004, to lease Sinovac Beijing’s production plant and laboratory in Beijing with annual lease payments totaling RMB2.3 million ($0.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 to increase the rent from RMB0.5 million ($75,000) to RMB1.4 million ($0.2 million) per year.

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

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow RMB20.0 million ($3.1 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. RMB4.0 million ($0.6 million) was repaid on September 25, 2014. No repayments were made in 2017 and 2016, respectively. In 2017, Sinovac Dalian entered into an agreement to borrow RMB30.0 million ($4.6 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 6.0% per year. No repayments were made in 2017.

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

The Beijing People’s Court issued five judgements in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in CFDA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, our chairman, president and chief executive officer. It was asserted in the judgments that Mr. Weidong Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of RMB550,000 ($77,000) between 2002 and 2011. Mr. Weidong Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To our knowledge, the Chinese authorities have not commenced any legal proceedings or government inquiries against Mr. Yin. In December 2016, our audit committee authorized the commencement of an internal investigation into the allegations made in the judgements. The audit committee engaged Latham & Watkins as independent counsel to assist with the investigation.

In 2017 and 2018, we became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the “CDC”). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced nine of the Company’s former salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of its directors or officers as defendants. To the best of our knowledge, the nine referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, our Audit Committee expanded its internal investigation to review matters related to these judgments and the Company’s sales practices and policies, and further engaged Latham & Watkins to continue the independent investigation with the expanded scope. Recently, the Company became aware that one of the nine former sales employees has been convicted for giving bribes. The judgment states that this former sales employee took these actions without knowledge of the Company. His criminal penalty was waived by the court. The Company has become aware that another one of the nine former sales employees might also be investigated by the procuratorate.

After we publicly announced the internal investigation arising from the allegations in a research report in December 2016, we were notified by the SEC in February 2017 of an enforcement inquiry related to the matters discussed in the report, and in April 2017 we received a subpoena from the SEC requesting documents. In September 2017, we received an inquiry from the Department of Justice (the “DOJ”) and we have been cooperating with the DOJ. The SEC and DOJ have requested information regarding the judgments discussed above, and we are cooperating with these requests.

Also in February 2017, we received an inquiry from NASDAQ related to the same matter. Further, in May 2018, we received an inquiry from NASDAQ requesting information related to the actions by Sinobioway and their impact on our operations and financial reporting. We have cooperated with both of these NASDAQ inquiries.

We take these matters very seriously and are committed to conducting business in compliance with all applicable laws. However, at this time, we are unable to predict, what, if any, action may be taken by NASDAQ, the SEC and the DOJ or any penalties or remedial measures these agencies may seek, but intend to continue to cooperate with these agencies. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, and equitable remedies, including disgorgement or injunctive relief. We cannot determine as to whether an ultimate unfavorable outcome is either probably or remote, nor reasonably estimate the amount or range of the potential liability, if any, related to these matters resulting from any proceedings that may be commenced by the SEC or any other governmental authorities.

On July 3, 2017, a securities class action complaint was filed in the U.S. District Court for the District of New Jersey against the Company and three of its current and former officers: Mr. Weidong Yin, the Company’s current chief executive officer, Ms. Nan Wang, the Company’s current chief financial officer, and Mr. Danny Chung, the Company’s former chief financial officer. The complaint asserts that statements in the Company’s annual filings for fiscal years 2012 through 2015 were false and misleading because they failed to disclose matters relating to the alleged bribery incidents, among other allegations. On September 6, 2017, the plaintiff has filed the notice of voluntary dismissal. The Court granted the dismissal without prejudice.

On July 12, 2017, an alleged shareholder of the Company filed a putative class action complaint in the Supreme Court of the State of New York against the Company, its directors, and certain entities related to the Amalgamation. The complaint alleges that the Company’s directors breached their fiduciary duties by, among other things, entering into a self-dealing transaction at a price below fair value and failing to take steps to maximize the value of the Company. The complaint also alleges that the Company aided and abetted those alleged breaches of fiduciary duty. The complaint seeks, among other things, an injunction preventing completion of the Amalgamation, rescission of the Amalgamation to the extent it is implemented, damages, and attorneys’ fees. The Company is vigorously defending this lawsuit; however, the Company cannot determine as to whether an ultimate unfavorable outcome is either probably or remote, nor reasonably estimate the amount or range of the potential liability for this case at this stage.

On March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of the Company had triggered our Rights Plan by forming a group holding approximately 45% of the Company’s outstanding shares, in excess of the plan's threshold of 15%, and acting in concert prior to the 2017 AGM. Our Rights Plan is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that our Rights Plan is not valid, that Mr. Weidong Yin and the Buyer Consortium had previously triggered our Rights Plan, and that 1Globe did not trigger our Rights Plan. The Company and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees. This litigation is currently in the pre-trial phase with a decision expected before the end of 2018, subject to appeal. The Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

On March 5, 2018, the Company also filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Securities Exchange Act of 1934 by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace the Company's board of directors. The Company is vigorously pursuing this lawsuit; however, the Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

On April 9, 2018, the Company received a document request from SEC requesting all of the Company’s documents concerning 1Globe, the Chiang Li Family, OrbiMed, certain other shareholders, and their affiliates. We have been cooperating with the SEC. We understand the SEC is investigating whether 1Globe, and possibly other shareholders, violated the U.S. securities laws. We do not have any information to suggest the SEC is investigating the actions of the Company or its officers and directors.

On March 13, 2018, 1Globe filed a complaint against the Company in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda, or the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company’s board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining the Company’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The Company attended the first hearing on May 9, 2018 and there will be further hearings at which the Company will continue to vigorously defend the litigation; however, the Company cannot predict or estimate an outcome or economic burden for this case at this time.

On April 4, 2018, Sinovac Hong Kong filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing.  The complaint seeks a declaration that the board resolutions dated February 6, 2018 purporting to appoint Mr. Aihua Pan as the general manager of Sinovac Beijing are invalid.  On May 9, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing.  The complaint seeks a declaration that the board resolutions passed on February 28, 2018 to appoint Mr. Weidong Yin and other senior management members are invalid.  As of the date of this annual report, both lawsuits are pending and no hearing has been held. The Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

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

	Trading Price
	High	Low
Annual High and Low
2013	$6.57	$3.00
2014	8.14	4.51
2015	6.18	4.56
2016	7.16	4.38
2017	8.11	4.60
Quarterly High and Low
First Quarter 2016	7.16	4.38
Second Quarter 2016	6.45	5.61
Third Quarter 2016	6.01	5.50
Fourth Quarter 2016	6.45	5.25
First Quarter 2017	6.05	5.50
Second Quarter 2017	6.92	4.60
Third Quarter 2017	7.16	6.50
Fourth Quarter 2017	8.11	6.81
First Quarter 2018	8.75	7.83
Monthly High and Low
November 2017	7.98	6.96
December 2017	8.11	7.60
January 2018	8.67	7.83
February 2018	8.49	7.95
March 2018	8.75	8.06
April 2018	8.59	6.65
May 2018 (through May 10, 2018)	7.83	7.22

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol “SVA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Differences in Corporate Law

The International Business Corporations Act is modeled after English law but does not follow many recent English law statutory enactments. In addition, the International Business Corporations Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the International Business Corporations Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their stockholders.

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

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a court in Antigua and Barbuda. In principle, the company itself will normally be the proper claimant in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, English authorities provide exceptions to the foregoing principle, including when:

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our common shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances or to holders subject to particular rules, including:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an “applicable financial statement” (as defined in the U.S. Internal Revenue Code of 1986, as amended);

•	partnerships or other pass-through entities, or persons holding our common shares through such entities; or

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our common shares. There can be no assurance our common shares will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance dividends paid on our common shares will continue to qualify for the reduced tax rates. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate that would be applicable to dividends if not for the reduced tax rate applicable to qualified dividend income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares generally will constitute “passive category income.”

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold our common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares before the current year will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we become a PFIC. There can be no assurance the common shares will be “regularly traded” for purposes of the mark-to-market election. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of renminbi to U.S. dollars, and renminbi appreciated more than 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between renminbi and U.S. dollars remained within a narrow band. Since June 2010, renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2017 into renminbi at the exchange rate of $1.00 for RMB6.5063 as of December 31, 2017, such a cash balance would have been RMB6.51 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB65,063 as of December 31, 2017.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 4.61%, 4.73% and 4.83% for the years ended December 31, 2017, 2016 and 2015. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $0.3 million based on our outstanding indebtedness as of December 31, 2017.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted our Rights Plan. Pursuant to our Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a Series A Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. In March 2017, we amended our Rights Plan to extend its term for a 12-month period. In June 2017, we amended our Rights Plan in connection with the execution of the Amalgamation Agreement.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Ernst & Young Hua Ming LLP, an independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

As previously reported, we identified the material weakness as of December 31, 2016 related to: (i) lack of design of effective controls to identify, assess and review provision of non-routine benefits for employees and the related individual income tax withholding obligations, and (ii) ineffective design of controls over the expense authorization and reimbursement process to obtain adequate supporting documentation to facilitate review and approval of expenses and to evaluate the nature of such expenses in order to (i) assess corresponding corporate income tax impacts, if any, and (ii) prevent or detect possible non-compliance with anti-bribery and bookkeeping provisions of the Foreign Corrupt Practices Act, which has been subsequently remedied in 2017.

We implemented a number of changes in our internal control over financial reporting during the year ended December 31, 2017. As of December 31, 2017, we have fully remediated the aforementioned material weakness in our internal control over financial reporting.

Our remedial actions for the material weakness in relation to our assessment on the non-routine benefits for employees included the following:

•	Enhanced pre-approval protocols of non-routine employee benefits and establish procedures to ensure timely communication of such benefits between our business department, human resource department and financial department;

•	Trained and educated our human resource and tax personnel on the taxation requirements on the individual income tax assessment over non-routine benefits provided to employees;

•	Strengthened our internal audit testing function to evaluate the operating effectiveness of the controls to be implemented over assessment of individual income tax related to non-routine benefits provided to employees.

Our remedial actions for the material weakness in relation to our expense authorization and reimbursement process included the following:

•	Established new risk management and compliance functions, including a Risk Management Committee and a Sales Risk Management Group, provided oversight on operational risk management, including but not limited to sales related activates;

•	Established gift and entertainment policies and procedures with detailed requirements in terms of types of gifts and entertainment activates, thresholds, approvals and documentation. Implemented more rigorous expense authorization and approval controls to prevent and detect possible non-compliance with anti-bribery and bookkeeping provisions of the Foreign Corrupt Practices Act;

•	Trained and educated our personnel on corporate income tax requirements over business expenses, in particular gift and entertainment expenses, as well as the Foreign Corrupt Practices Act compliance related issues;

•	Strengthened our internal audit testing function to evaluate the employee compliance with gift and entertainment policies, as well as to evaluate the operating effectiveness of the controls to be implemented over the review, approval and documentation of expense application and reimbursement process.

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, except as described above, it has been determined that there has been no change during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our management will continue to work to strength our internal controls over financial reporting.

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

	2017	2016
Audit fees(1)	$1.3 million	$0.7 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We did not have an annual meeting of shareholders in 2017 and held an annual meeting of shareholders on February 6, 2018.  Delany Law, our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Stock Market certifying that our current practice relating to the annual meeting of shareholders will not breach our Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

4.1	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2	Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3	Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4	Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.5*	Form of Employment Agreement between the Registrant and Officers

4.6	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.7	Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.8	Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.9	Share Purchase Agreement between Sinovac Biotech Ltd. and Sansar Capital Management LLC dated January 22, 2008 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.10	Exclusive Promotion Service Agreement between Sinovac Beijing and GlaxoSmithKline (China) Investment Co., Ltd., dated July 30, 2007 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.11	Equity Joint Venture Contract dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.12	Memorandum of Understanding dated November 22, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.13	Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Hong Kong and Dalian Jin Gang (English Translation) (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on January 20, 2010)

4.14	Asset Acquisition Agreement dated February 10, 2010 between Sinovac Beijing and Beijing Xingchang High-tech Development Co., Ltd. (English Translation) (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 16, 2010)

4.15	2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.16	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.17	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.18	Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.19	Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004, and the Supplemental Agreement between Sinovac Beijing, Sinovac R&D and SinoBioway, dated August 12, 2010 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.20	Rights Agreement, dated as of March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 29, 2016)

4.21	Amendment to Rights Agreement, dated as of March 24, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 24, 2017)

4.22	Second Amendment to Rights Agreement, dated as of June 26, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on June 30, 2017)

4.23	Third Amendment to Rights Agreement, dated as of March 6, 2018, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 6, 2018)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: May 11, 2018

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2017 and 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 11, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Beijing,  the People’s Republic of China

May 11, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sinovac Biotech Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Sinovac Biotech Ltd.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Sinovac Biotech Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated May 11, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

May 11, 2018

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2017 and 2016

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2017	December 31, 2016

ASSETS

Current assets
Cash and cash equivalents	$114,415	$62,434
Restricted cash (note 4)	1,549	3,007
Accounts receivable – net (notes 5)	66,205	49,832
Inventories (note 6)	19,618	14,102
Prepaid expenses and deposits (including prepaid expenses to related party of 2017 - $366, 2016 - $343) (note 11 (b))	2,101	1,372

Total current assets	203,888	130,747

Property, plant and equipment (notes 8)	76,430	66,882
Prepaid land lease payments (notes 9)	9,028	8,697
Long–term inventories (note 7)	-	98
Long–term prepaid expenses (including prepaid expenses to related party of 2017 - $25, 2016 - $23) (note 11(b))	25	23
Prepayments for acquisition of equipment	528	964
Deferred tax assets (note 13)	9,320	3,944
Total assets	$299,219	$211,355

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans (note 10)	$18,152	$31,279
Loan from a non-controlling shareholder (note 11 (a))	-	2,304
Accounts payable and accrued liabilities (note 12)	59,418	24,960
Income tax payable	8,862	3,178
Deferred revenue (note 14)	4,073	2,766
Deferred government grants (note 15)	2,038	1,777
Total current liabilities	92,543	66,264

Deferred government grants (note 15)	4,474	2,953
Long-term bank loans (note 10)	14,849	9,448
Deferred revenue (note 14)	-	89
Loan from a non-controlling shareholder (note 11 (a))	7,070	-
Other non-current liabilities (note 13)	3,143	2,935
Total long-term liabilities	29,536	15,425

Total liabilities	122,079	81,689

Commitments and contingencies (notes 16 and 23)

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 17)	57	57
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 57,281,861 (2016 –57,011,761)
Additional paid-in capital	115,339	112,668
Accumulated other comprehensive income	7,075	168
Statutory surplus reserves (note 19)	19,549	14,788
Accumulated earnings (deficit)	9,132	(11,914)
Total shareholders' equity	151,152	115,767

Non-controlling interests (note 20)	25,988	13,899

Total equity	177,140	129,666

Total liabilities and equity	$299,219	$211,355

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2017	2016	2015

Sales (note 22)	$174,346	$72,431	$67,414

Cost of sales	20,240	22,393	18,408

Gross profit	154,106	50,038	49,006

Selling, general and administrative expenses (including rent expenses incurred to related party of 2017 - $793, 2016 - $807, 2015 - $852) (note 11(b))	87,365	41,980	37,481

Provision (recovery) for doubtful accounts	934	1,412	(49)

Research and development expenses	20,489	12,648	9,490

Loss on disposal of property, plant and equipment (note 8)	42	478	26

Government grants recognized in income	(141)	(6,984)	(1,637)

Total operating expenses	108,689	49,534	45,311
Operating income	45,417	504	3,695

Interest and financing expenses – (including interest expenses incurred to related party, 2017 - $262, 2016 - $176, 2015 - $183) (note 11(a))	(1,569)	(1,729)	(1,920)
Interest income	1,183	731	1,155
Other income (expenses), net	13	100	(174)

Income (loss) from continuing operations before income taxes	45,044	(394)	2,756

Income tax expense (note 13)	(8,339)	(2,664)	(2,985)

Income (loss) from continuing operations	36,705	(3,058)	(229)
Income (loss) from discontinued operations, net of tax of nil (note 3)	-	2,338	(728)
Net income (loss)	36,705	(720)	(957)

Less: (Income) loss attributable to non-controlling interests	(10,898)	124	(459)

Net income (loss) attributable to shareholders of Sinovac	$25,807	$(596)	$(1,416)

Income (loss) from continuing operations	36,705	(3,058)	(229)
Other comprehensive loss from continuing operations, net of tax of nil
Foreign currency translation adjustments	8,098	(8,843)	(4,047)
Comprehensive income (loss) from continuing operations	44,803	(11,901)	(4,276)

Income (loss) from discontinued operations	-	2,338	(728)
Other comprehensive loss from discontinued operations, net of tax of nil
Foreign currency translation adjustments	-	-	(338)
Comprehensive income (loss) from discontinued operations	$-	$2,338	$(1,066)

Comprehensive income (loss)	44,803	(9,563)	(5,342)
Less: comprehensive (income) loss attributable to non-controlling interests	(12,089)	953	82
Comprehensive income (loss) attributable to shareholders of Sinovac	32,714	(8,610)	(5,260)

Earnings (loss) per share (note 21)

Basic net income (loss) per share:
Continuing operations	0.45	(0.05)	(0.02)
Discontinued operations	-	0.04	(0.01)
Basic net income (loss) per share	0.45	(0.01)	(0.03)

Diluted net income (loss) per share:
Continuing operations	0.45	(0.05)	(0.02)
Discontinued operations	-	0.04	(0.01)
Diluted net income (loss) per share	0.45	(0.01)	(0.03)

Weighted average number of shares of common stock outstanding
– Basic	57,033,816	56,949,083	56,313,927
– Diluted	57,101,191	56,949,083	56,313,927

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated
				other
				comprehensive
			Additional	income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2014	55,809,661	$56	$108,243	$12,026	$12,627	$(7,741)	$125,211	$14,934	$140,145

Share-based compensation (note 18)	-	-	952	-	-	-	952	-	952

Exercise of stock options (note 17)	367,900	-	732	-	-	-	732	-	732

Subscriptions received (note 17)	-	-	18	-	-	-	18	-	18

2015 restricted shares issued (note 17)	729,000	1	(1)	-	-	-	-	-	-

Other comprehensive loss

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(541)	(541)

- Other comprehensive loss attributable to shareholders	-	-	-	(3,844)	-	-	(3,844)	-	(3,844)

Net loss for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	459	459
- Net loss attributable to shareholders of Sinovac	-	-	-	-	-	(1,416)	(1,416)	-	(1,416)
- Transfer to statutory surplus reserves (note 19)	-	-	-	-	823	(823)	-	-	-
Balance, December 31, 2015	56,906,561	57	109,944	8,182	13,450	(9,980)	121,653	14,852	136,505

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of U.S. dollars, expect number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2015	56,906,561	$57	$109,944	$8,182	$13,450	$(9,980)	$121,653	$14,852	$136,505

Share-based compensation (note 18)	-	-	2,409	-	-	-	2,409	-	2,409

Exercise of stock options (note 17)	120,000	-	315	-	-	-	315	-	315

Cancellation of outstanding shares (note 17)	(14,800)	-	-	-	-	-	-	-	-

Other comprehensive loss

- Other comprehensive loss attributable to non-controlling interests	-	-	-	-	-	-	-	(829)	(829)

- Other comprehensive loss attributable to shareholders	-	-	-	(8,014)	-	-	(8,014)	-	(8,014)

Net loss for the year
-Net loss attributable to non-controlling interests	-	-	-	-	-	-	-	(124)	(124)
- Net loss attributable to shareholders of Sinovac	-	-	-	-	-	(596)	(596)	-	(596)
- Transfer to statutory surplus reserves (note 19)	-	-	-	-	1,338	(1,338)

Balance, December 31, 2016	57,011,761	$57	$112,668	$168	$14,788	$(11,914)	$115,767	$13,899	$129,666

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of U.S. dollars, expect for number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	(deficit) earnings	equity	interests	equity
Balance, December 31, 2016	57,011,761	$57	$112,668	$168	$14,788	$(11,914)	$115,767	$13,899	$129,666

Share-based compensation (note 18)	-	-	979	-	-	-	979	-	979

Exercise of stock options (note 17)	270,100	-	1,264	-	-	-	1,264	-	1,264

Subscriptions received (note 17)	-	-	428	-	-	-	428	-	428

Other comprehensive income

- Other comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	-	1,191	1,191

- Other comprehensive income attributable to shareholders	-	-	-	6,907	-	-	6,907	-	6,907

Net income for the year
-Net income attributable to non-controlling interests	-	-	-	-	-	-	-	10,898	10,898
- Net income attributable to shareholders of Sinovac	-	-	-	-	-	25,807	25,807	-	25,807
- Transfer to statutory surplus reserves (note 19)	-	-	-	-	4,761	(4,761)

Balance, December 31, 2017	57,281,861	$57	$115,339	$7,075	$19,549	$9,132	$151,152	$25,988	$177,140

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2017	2016	2015

Cash flows provided by (used in) operating activities

Income (loss) from continuing operations	$36,705	$(3,058)	$(229)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes (note 13)	(4,921)	(1,007)	(333)
- Share-based compensation (note 18)	979	2,409	952
- Inventory provision (note 6)	1,231	6,377	1,820
- Provision (recovery) for doubtful accounts	934	1,412	(49)
- Loss on disposal of property, plant and equipment (note 8)	42	478	26
- Depreciation of property, plant and equipment and amortization of licenses (note 8)	4,638	5,063	6,258
- Amortization of prepaid land lease payments (note 9)	243	247	261
- Government grants recognized in income	(141)	(6,984)	(1,637)
- Accretion expenses	-	-	120
Changes in:
- Accounts receivable	(13,482)	(15,122)	41
- Inventories	(5,531)	(3,025)	28
- Income tax payable	4,948	1,720	576
- Prepaid expenses and deposits	(622)	(436)	434
- Deferred revenue	987	(4,959)	(3,639)
- Accounts payable and accrued liabilities	33,416	2,739	(298)
- Other non-current liabilities	330	339	779
- Restricted cash	1,598	(1,557)	(1,677)
- Time deposits	-	-	1,500

Net cash provided by (used in) operating activities from continuing operations	61,354	(15,364)	4,933
Net cash used in operating activities from discontinued operations	-	(95)	(722)
Net cash provided by (used in) operating activities	61,354	(15,459)	4,211

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	28,636	45,462	21,312
- Repayments of bank loans	(38,708)	(24,850)	(46,786)
- Proceeds from issuance of common stock, net of share issuance costs	1,264	315	732
- Proceeds from shares subscribed	428	-	18
- Government grants received (note 15)	2,598	6,857	544
- Loan from a non-controlling shareholder (note 11(a))	4,440	-	-
- Repayment of loan from a non-controlling shareholder	-	-	(16)
Net cash provided by (used in) financing activities	(1,342)	27,784	(24,196)

Cash flows used in investing activities
- Proceeds from disposal of equipment	19	26	81
- Acquisition of property, plant and equipment	(11,915)	(12,654)	(5,299)
- Net proceeds from disposal of subsidiary	-	861	801
Net cash used in investing activities from continuing operations	(11,896)	(11,767)	(4,417)
Net cash used in investing activities from discontinued operations	-	(9)	(98)
Net cash used in investing activities	(11,896)	(11,776)	(4,515)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	3,865	(2,092)	(1,541)

Increase (decrease) in cash and cash equivalents, including cash from discontinued operation	51,981	(1,543)	(26,041)

Less: Net decrease in cash from discontinued operation	-	(143)	(82)

Increase (decrease) in cash and cash equivalents	51,981	(1,400)	(25,959)
Cash and cash equivalents, beginning of year	62,434	63,834	89,793

Cash and cash equivalents, end of year	$114,415	$62,434	$63,834

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,325	$1,662	$1,722
Cash paid for income taxes	$7,909	$1,885	$2,058

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2017	Percentage of ownership as of December 31, 2016	Principal activities

Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company

Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) (note 20)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products

Sinovac Research & Development Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products

Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) (note 20)	January 2010	PRC	67.86%	67.86%	Research and development, production and sales of vaccine products

Sinovac Biomed Co., Ltd.	April 2015	PRC	100%	100%	Distribution of vaccine products

2.	Significant Accounting Policies

(a)	Use of Estimates

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

Restricted cash is cash held as collateral for transactions and a certain loan the Company has entered into.

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

Inventories are stated at the lower of cost or net realizable value. The cost of work in progress and finished goods is determined on a weighted-average cost basis and includes direct material, direct labor and overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress.

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

Prepaid land lease payments represent amounts paid for the rights to use land in the PRC and is recorded at purchased cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the lease agreement, which ranges from 28 to 49 years.

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

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the carrying values and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws. In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Balance Sheet Classification of Deferred Taxes, simplifying the presentation of deferred income taxes, where deferred tax liabilities and assets are to be classified as non-current in a classified statement of financial position. The Company adopted this standard on January 1, 2017 using the retrospective method. As a result deferred tax assets of $3,492 that were presented in the Company’s December 31, 2016 consolidated balance sheet have been reclassified to non-current deferred tax assets.

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

Revenue for inactivated hepatitis A, combined inactivated hepatitis A&B, seasonal influenza and enterovirus 71 vaccines are recognized when delivery has occurred and the Company can reasonably estimates return provision for these products. The product return provisions for inactivated hepatitis A vaccine and combined inactivated hepatitis A&B vaccine are estimated based on historical return and exchange data as well as the inventory levels and the remaining shelf lives of the products in the distribution channels. The Company started selling enterovirus 71 vaccines in 2016. For the year ended December 31, 2016, product return provision for enterovirus 71 vaccine was based on historical return and exchange data of similar products including hepatitis A and combined inactivated hepatitis A&B vaccines, as well as enterovirus 71 vaccines’ inventory levels and remaining shelf lives in the distribution channels. The Company reviews the estimated sales return on an ongoing basis. This review indicated that the Company’s marketing and distributing strategy of enterovinus 71 vaccines shifted to a manner similar to inactivated hepatitis A vaccine, and no longer distributes the product in a manner similar to combined inactivated hepatitis A&B vaccine. For the year ended December 31, 2017, product return provision for enterovirus 71 vaccine was based on historical return and exchange data of hepatitis A, as well as enterovirus 71 vaccines’ inventory levels and remaining shelf lives in the distribution channels. The change in estimate resulted in an increase to income from continuing operations and net income attributable to shareholders of Sinovac of $8,074 and $5,901, respectively. In addition, basic and diluted earnings per share increased by $0.10 and $0.10, respectively.

As of December 31, 2017, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine was $4,672 (December 31, 2016 - $5,039). Private pay sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine as a percentage of sales was 3.1% and 10.9% in 2017 and 2016, respectively. The Company does not accept returns for hepatitis products sold under the Expanded Program on Immunization and exports. As such, no sales returns are estimated for these sales. Product return provision for seasonal influenza vaccines is estimated based on actual sales returns and expected sales returns up to the end of the flu season because the Company generally accepts returns before the end of the flu season. As of December 31, 2017, sales return provision for seasonal influenza vaccine returns was approximately $263 (December 31, 2016 - $533).

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

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2017, $5,759 of shipping and handling costs was included in selling, general and administrative expenses (2016 - $1,654, 2015-$1,389).

(n)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $4,007 for the year ended December 31, 2017 (2016 - $3,336, 2015 - $2,777).

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

(q)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred was $6,197 for the year ended December 31, 2017 (2016 - $5,473, 2015 -$5,126).

(r)	Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange gain of $1,323 for the year ended December 31, 2017 (2016 - $942, 2015 - $865).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gain on intra-entity foreign currency transactions that are of a long-term-investment nature was $336 for the year ended December 31, 2017 (2016 - $335 in losses, 2015 - $560 in losses) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

As of December 31, 2017 and 2016, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

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

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2017 and 2016.

(x)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. In 2017, foreign exchange gain of $1,323 is included in selling, general and administrative expenses (2016 - $942, 2015 - $865). As of December 31, 2017, cash and cash equivalents of $103,370 (RMB 673 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2016 - $47,234 (RMB 328 million)).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents and restricted cash in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2017 and 2016, no single customer of the Company accounted for more than 10% of total sales, and one of the Company’s customers accounted for 14% of the Company’s total revenue for the year ended December 31, 2015. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than loans from a non-controlling shareholder of $7,070 with fixed interest rates as of December 31, 2017 (note 11(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 10).

(y)	Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606), where a single, global revenue recognition model applies to most contracts with customers. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. In August 2015, the FASB issued ASU 2015-14, where the effective date of ASU 2014-09 was extended to annual periods beginning after December 15, 2017. Early adoption is permitted. Subsequent to the issuance of ASU 2014-09, the FASB has issued several accounting standard updates such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs will have the same effective date and transition requirements as ASU 2014-09. The Company will adopt the new standard since January 1, 2018, using the modified retrospective method. The Company has completed the assessment and implementation work. Based on the work performed, the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements or the Company’s internal controls over financial reporting.

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

In December 2015, the Company committed to a plan to sell 100% of its equity stake in Tangshan Yian to an unrelated third-party biological technology company, for a total consideration of $1,872 (RMB 13 million). The transaction represents a strategic shift that the Company was exiting the animal vaccine market and will focus on the human use vaccine market, which will have a major effect on the Company’s operations and financial results going forward. As such, the financial results of Tangshan Yian and the gain on disposition are reported within discontinued operations in the consolidated financial statements. The consolidated financial statements and amounts previously reported have been reclassified, as necessary, to conform to this presentation in accordance with ASC 205, Presentation of Financial Statements to allow for meaningful comparison of continuing operations. The Company received $926 (RMB 5.97 million) in January 2016 and the disposition transaction was completed in February 2016 as all other conditions have been fulfilled. The Company recognized gain on the disposition of $2,461 (net of tax of nil), which represents the excess of (a) the sum of (i) $2,016 (RMB 13 million) in consideration, consisting of $1,706 (RMB 11 million) in cash received and $310 (RMB 2 million) of cash receivable, and (ii) Tangshan Yian’s $1,880 cumulative translation gain, which was reclassified to earnings, over (b) $1,435 net book value of Tangshan Yian upon the closing of the transaction.

Results of the discontinued operations are summarized as follows:

	For the year ended December 31,
	2017	2016	2015

Sales	$-	$-	$112
Cost of sales	-	-	406
Gross loss	-	-	(294)
Selling, general and administrative expenses	-	129	459
Research and development expenses	-	-	22
Total operating expenses	-	129	481
Operating loss	-	(129)	(775)
Other income	-	6	47
Loss from discontinued operations before gain on disposition and provision for income taxes	-	(123)	(728)
Gain on disposal of Tangshan Yian	-	2,461	-
Provision for income taxes	-	-	-
Income (loss) from discontinued operations, net of income tax	$-	$2,338	$(728)

Income from discontinued operations, net of income tax, for the year ended December 31, 2016 included the results of Tangshan Yian through the disposition date of February 28, 2016.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Restricted Cash

As of December 31, 2017, the balance of $1,549 (December 31, 2016 –$3,007) represents cash collateral of $781 held as a guarantee relating to an EPI (Expanded Program on Immunization) sales contract, which is restricted until June 2018, and $768 held as a guarantee relating to a bank loan under Sinovac R&D (note 10 (f)).

	December 31,
	2017	2016
Restricted Cash	$1,549	$3,007

5.	Accounts Receivable – net

	December 31,
	2017	2016
Trade receivables	$69,448	$52,061
Allowance for doubtful accounts	(4,779)	(3,603)
	64,669	48,458
Other receivables	1,536	1,374
Total accounts receivable	$66,205	$49,832

Accounts receivables with a carrying value of $5,379 (RMB 35 million) were pledged as collateral for a bank loan from China Merchant Bank as of December 31, 2017 (note 10 (d)). No accounts receivables were pledged as of December 31, 2016.

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on known troubled accounts, historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. As of December 31, 2017, the Company provided 100% (December 31, 2016 - 100%) allowance for accounts receivable aged more than four years, approximately 94.6% (December 31, 2016 - 84.8%) allowance for accounts receivable aged between three years and four years, approximately 68.5% (December 31, 2016 - 59.1%) allowance for accounts receivable aged between two years and three years, approximately 15.3% (December 31, 2016 - 20.5%) allowance for accounts receivable aged between one year and two years, and approximately 1.2% (December 31, 2016 - 1.4%) allowance for accounts receivable aged less than one year.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2017	2016
Aging within one year, net of allowance for doubtful accounts	$58,157	$45,340
Aging greater than one year, net of allowance for doubtful accounts	6,512	3,118
Total trade receivables	$64,669	$48,458

6.	Inventories

	December 31,
	2017	2016

Raw materials	$3,298	$2,251
Work in progress	3,275	1,387
Finished goods	13,045	10,464
Total inventories	$19,618	$14,102

For the year ended December 31, 2017, the Company charged $2,757 of excessive fixed production overhead to cost of sales (2016 - $3,232, 2015 - $2,154).

For the year ended December 31, 2017, cost of sales includes $1,231 of inventory provision for products that are likely to expire before being sold (2016 - $6,377, 2015 - $1,820).

7.	Long-term Inventories

	December 31,
	2017	2016
Finished goods	-	98

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year and not expected to be sold within one year. These vaccines are for government stockpiling purposes.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Property, Plant and Equipment

	December31,
	2017	2016

Cost
Construction in progress	$34,566	$24,516
Plant and buildings	30,851	28,778
Machinery and equipment	39,678	35,932
Motor vehicles	1,710	1,368
Office equipment and furniture	2,736	2,534
Leasehold improvements	12,972	12,156
Total cost	$122,513	$105,284

Less: Accumulated depreciation
Construction in progress	$-	$-
Plant and buildings	10,380	8,754
Machinery and equipment	24,808	20,689
Motor vehicles	1,333	1,202
Office equipment and furniture	2,000	1,871
Leasehold improvements	7,562	5,886
Total accumulated depreciation	$46,083	$38,402

Property, plant and equipment, net	$76,430	$66,882

The buildings of the Changping facilities of Sinovac Beijing with a net book value of $11,963 (RMB 77.8 million) were pledged as collateral for bank loans from China Construction Bank (note 10(e), 10 (k)).

The buildings of Sinovac Beijing with a net book value of $2,076 (RMB 13.5 million) were pledged as collateral for a bank loan from Bank of Beijing (note 10 (j)).

The buildings of Sinovac Dalian with a net book value of $4,832 (RMB 31.4 million) were pledged as collateral for a bank loan from Bank of China (note 10 (c)), which has been released in February 2018 after the loan was fully repaid in October 2017.

Net depreciation expense for the year ended December 31, 2017 was $4,638 (2016 - $5,063, 2015 - $6,258), after deduction of amortized government grant specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2017 was $42 (2016 - $478, 2015 - $26).

9.	Prepaid Land Lease Payments

	December 31,
	2017	2016
Prepaid land lease payments	$11,098	$10,400
Less: accumulated amortization	2,070	1,703
Net carrying value	$9,028	$8,697

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Prepaid land lease payments of the Changping facilities of Sinovac Beijing with a net book value of $2,566 (RMB 16.7 million) were pledged as collateral (note 10 (e), 10(k)) for a bank loan from China Construction Bank.

Prepaid land lease payments of Sinovac Beijing with a net book value of $307 (RMB 2.0 million) were pledged as collateral (note 10 (j)) for a bank loan from Bank of Beijing.

Prepaid land lease payments of Sinovac Dalian with a net book value of $3,350 (RMB 21.8 million) were pledged as collateral (note 10 (c)) for a bank loan from Bank of China, which has been released in March 2018 after the loan was fully repaid in October 2017.

Amortization expense for prepaid land lease payments for the year ended December 31, 2017 was $243 (2016 - $247, 2015 - $261).

10.	Bank Loans

Summarized below are bank loans as of December 31, 2017 and 2016:

	December 31,
	2017		2016
China Merchants Bank (a)		$-	$4,321
Bank of Beijing (b)	3,689		7,072
Bank of China (c)	-		1,440
China Merchants Bank (d)	3,074		-
China Construction Bank (e)	2,982		9,996
China Construction Bank (f)	722		-
PingAn Bank (g)	-		4,321
Citi Bank (h)	4,611		4,129
Industrial and Commercial Bank of China (i)	3,074		-

Bank loans due within one year	18,152		31,279

Bank of Beijing (j)	6,851		6,420
China Construction Bank (k)	7,998		3,028

Long-term bank loans	14,849		9,448

Total bank loans	$33,001		$40,727

(a) On November 1, 2016, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of $4,321 (RMB 30 million) to finance its working capital requirements, bearing interest at 15% above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.00% per year. Interest is payable quarterly and the loan was repaid on October 30, 2017.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) On September 18, 2015, Sinovac Beijing entered into a maximum credit facility of $7,202 (RMB 50 million) with Bank of Beijing to finance its working capital requirements. $1,368 (RMB 9.5 million) was drawn on April 14, 2016 and $1,426 (RMB 9.9 million) was drawn on May 25, 2016. These two tranches were repaid on April 14, 2017 and May 25, 2017, respectively. $1,426 (RMB 9.9 million) was drawn on June 27, 2016 and $1,426 (RMB 9.9 million) was drawn on July 27, 2016. These two tranches were repaid on June 27, 2017 and July 27, 2017, respectively. $1,426 (RMB 9.9 million) was drawn on August 30, 2016 and was repaid on August 30, 2017. $753 (RMB 4.9 million) was drawn on August 29, 2017 and is payable on August 29, 2018. $784 (RMB 5.1 million) was drawn on September 6, 2017 and is repayable on August 29, 2018. These two tranches bear interest at 4.57% and is payable quarterly. $1,537 (RMB 10 million) was drawn on October 13, 2017, and is repayable on October 13, 2018. $615 (RMB 4 million) was drawn on November 9, 2017 and is repayable on October 13, 2018. These two tranches bear interest at 5.00% and is payable quarterly.

(c) On September 26, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $720 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 144.2 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.79%. Interest is payable monthly and the loan was repaid on September 26, 2017. On October 12, 2016, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $720 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 144.2 base points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.79%. Interest is payable monthly and the loan was repaid on October 11, 2017. Prepaid land lease payments and buildings of Sinovac Dalian with a net book value of $8,182 (RMB 53.2 million) were pledged as collateral, which has been released in February 2018 and March 2018, respectively, after the loans were fully repaid.

(d) On February 23, 2017, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of $3,074 (RMB 20 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57% per year. Interest is payable quarterly. The loan was guaranteed by an unrelated third party, with a guarantee fee of $59 (RMB 0.4 million) over the term of the loan. Trade receivables of Sinovac Beijing with a carrying value of no less than $5,379 (RMB 35 million) were pledged as collateral, which has been released after the loan repaid. The loan was repaid on February 22, 2018.

(e) On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of $17,284 (RMB 120 million), which has been increased to $30,739 (RMB 200 million) in 2017, with China Construction Bank to finance its working capital requirements.

On March 8, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,202 (RMB 50 million) to finance its working capital requirements, bearing interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57%. $7,202 (RMB 50 million) was drawn on March 8, 2016. Interest is payable monthly and the loan was repaid on March 7, 2017. On July 26, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,202 (RMB 50 million) to finance its working capital requirements, bearing interest at 5% below the prime rate of a one-year term loan published by the People’s Bank of China, at 4.13%. Interest is payable monthly. $2,218 (RMB 15.4 million) and $576 (RMB 4 million) were drawn on July 26, 2016 and August 12, 2016, respectively. These two tranches were repaid on July 25, 2017.

On September 5, 2017, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $2,982 (RMB 19.4 million) to finance its working capital requirements, bearing interest at 0.27% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.57%. Interest is payable monthly. $2,982 (RMB 19.4 million) was drawn on September 5, 2017 and is payable on September 4, 2018. Pursuant to the covenants set out in these two bank loan agreements, Sinovac Beijing’s debt to total assets ratio must not be higher than 80%, current ratio must not be lower than 0.8, contingent liabilities must not be higher than $36,118 (RMB 235 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company was in compliance with covenants associated with the loan as of December 31, 2017. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $14,529 (RMB 94.5 million) were pledged as collateral against the loan as of December 31, 2017.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) On March 27, 2017, Sinovac R&D entered into a bank loan with China Construction Bank in the aggregate principal amount of $722 (RMB 4.7 million) to finance its working capital requirements, bearing an interest at 5% above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.43%. Interest is payable monthly and the loan was repaid on March 26, 2018. $768 (RMB 5 million) of cash was pledged as collateral.

(g) On June 24, 2016, Sinovac Beijing entered into a bank loan with PingAn Bank in the aggregate principal amount of $4,321 (RMB 30 million) to finance its working capital requirements. The loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, at 4.35%. Interest is payable quarterly and the loan was repaid on June 24, 2017.

(h) On May 9, 2016, Sinovac Beijing entered into a revolving bank loan with Citi Bank with the aggregate principal limit of $4,611 (RMB 30 million) to finance its working capital requirements. The revolving loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 4.47% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. $4,129 (RMB 28.7 million) was drawn during 2016 and remained outstanding as of December 31, 2016, which was repaid in 2017. $6,820 (RMB 44.4 million) was drawn during 2017 and repaid in the same year. The outstanding balance of $4,611 (RMB 30.0 million) as of December 31, 2017 was fully repaid in the first quarter of 2018.

(i) On February 27, 2017, Sinovac Beijing entered into a bank loan with Industrial and Commercial Bank of China in the aggregate principal amount of $3,074 (RMB 20 million) to finance its working capital requirements. The loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, at 4.35%. Interest is payable quarterly and the loan was repaid on February 27, 2018.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(j) On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $7,377 (RMB 48 million) with a term from July 2015 to May 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before May 20, 2020. $753 (RMB 4.9 million) was drawn in 2015 with an annual interest rate of 5.25%, and $6,098 (RMB 39.7 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $2,383 (RMB 15.5 million) were pledged as collateral as of December 31, 2017.

(k) On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of $10,758 (RMB 70 million) with China Construction Bank to finance construction of the Sabin inactivated polio vaccine facilities. On October 14, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,684 (RMB 50 million) with a term from October 2016 to October 2021. The loan bears interest at 5% below the prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 months, currently at 4.51%. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before October 13, 2021. $3,230 (RMB 21.0 million) was drawn in 2016 and $4,454 (RMB 29.0 million) was drawn in 2017. On August 17, 2017, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $3,074 (RMB 20 million) with a term from August 2017 to October 2021. The loan bears interest at prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 months, currently at 4.75%. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before October 21, 2021. $314 (RMB 2.0 million) was drawn in 2017. $123 (RMB 0.8 million) and $191 (RMB 1.2 million) are payable on February 25, 2019 and August 25, 2019, respectively. Pursuant to the covenants set out in these two bank loan agreements, Sinovac Beijing’s debt to total assets ratio must not be higher than 80%, current ratio must not be lower than 0.8, contingent liabilities must not be higher than $36,118 (RMB 235 million) and contingent liabilities as a percentage of total shareholders’ equity must not be higher than 50%. The Company was in compliance with such covenants as of December 31, 2017. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $14,529 (RMB 94.5 million) were pledged as collateral.

Aggregate maturities of loans for each of the next 5 years following December 31, 2017 are as follows:

Within 1 year	$18,152
In 2019	4,283
In 2020	7,338
In 2021	3,228
In 2022	-
Total	$33,001

The weighted average interest rate for all short-term and long-term bank loans was 4.61% in 2017 (2016 – 4.73%, 2015 - 4.83%). The weighted average interest rate for short-term loans was 4.51% in 2017 (2016 – 4.73%, 2015 - 5.23%). The Company incurred $2,171 in interest and financing expenses for the year ended December 31, 2017 (2016 - $1,841, 2015 - $2,059), of which $302 was capitalized in property, plant and equipment for the year ended December 31, 2017 (2016 - $75, 2015 - $nil).

11.	Related Party Transactions and Balances

(a)	Loan from a non-controlling shareholder

	December 31,
	2017	2016
Loan - current	$-	$2,304
Loan - non - current	7,070	-
	$7,070	$2,304

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has two loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $7,070, of which $4,611 (RMB 30 million) was borrowed on August 23, 2017 and is repayable on August 22, 2020. $2,459 (RMB 16 million) was borrowed in 2012 and amended from current to long term loan, which is repayable on November 9, 2020. These two loans are unsecured, bearing interest at 6.0% and 7.2% per year, respectively. Interest expense was $262 in 2017 (2016 - $176, 2015 - $183). Interest is payable monthly. As of December 31, 2017, no interest is owed on the loan from the non-controlling shareholder (December 31, 2016 - $nil). Interests of $262, $176 and $199 were paid to the non-controlling shareholder for the years ended December 31, 2017, 2016 and 2015, respectively.

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2017	2016	2015
Rent expenses to SinoBioway Biotech Group Co., Ltd. (“SinoBioway”).	$793	$807	$852

In 2004, the Company entered into two operating lease agreements with SinoBioway, the parent company of Sinobioway Medicine Co., Ltd. (“Sinobioway Medicine”) which is the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $201 (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $75 (RMB 0.5 million) to $201 (RMB 1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of $302 (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $149 (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, the Company entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

As of December 31, 2017, $391 (December 31, 2016 - $366) in prepaid lease payments made to SinoBioway is included in current and long-term prepaid expenses and deposits.

12.	Accounts Payable and Accrued Liabilities

	December 31,
	2017	2016

Trade payables	$6,780	$1,834
Machinery and equipment payables	2,191	3,990
Accrued expenses	32,620	8,597
Value added tax payable	239	289
Other tax payable	619	759
Withholding tax payable	75	163
Bonus and benefit payables	8,213	5,320
Other payables	8,681	4,008
Total accounts payable and accrued liabilities	$59,418	$24,960

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Income Taxes

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

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing and Sinovac Dalian. Sinovac Beijing, being reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2017 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2017 to 2019. Sinovac Dalian, being confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2017 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2017 to 2019.

The Company’s income (loss) before income tax from continuing operations consists of:

	For the year ended December 31,
	2017	2016	2015

Non-PRC	$(3,123)	$(5,323)	$(2,052)
PRC	48,167	4,929	4,808
Total	$45,044	$(394)	$2,756

The Company’s income (loss) before income tax from discontinued operations consists of:

	For the year ended December 31,
	2017	2016	2015

Non-PRC	$-	$-	$-
PRC	-	2,338	(728)
Total	$-	$2,338	$(728)

Income taxes that are attributed to discontinued operations in China were $nil for all the periods presented.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Income taxes attributed to the continuing operations in China consist of:

	For the year ended December 31,
	2017	2016	2015

Current income tax expenses	$(13,260)	$(3,671)	$(3,318)
Deferred tax benefits	4,921	1,007	333
Total income tax expense	$(8,339)	$(2,664)	$(2,985)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income from continuing operations before income taxes for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,
	2017	2016	2015

Income (loss) from continuing operations before income taxes	$45,044	$(394)	$2,756
Income tax benefit (expense) at the PRC statutory rate	(11,261)	99	(689)
International tax rate differential	(781)	(1,331)	(513)
Super deduction for research and development expenses	1,257	461	463
Non-deductible expenses	(577)	(1,141)	(1,512)
Other adjustments	(5)	89	(98)
Effect of preferential tax rate	5,406	1,635	1,473
Change in valuation allowance	(2,309)	(2,430)	(1,618)
Effect of PRC withholding tax	(69)	(59)	(89)
Effect of prior year adjustment and restatement	-	13	(402)
Income tax expense	$(8,339)	$(2,664)	$(2,985)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences from continuing operations that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2017	2016
Inventories	275	697
Accrued expenses	8,483	3,121
Deferred government grants	684	233
Fixed assets	3,484	2,327
Tax losses carried forward	6,375	6,035
Less: valuation allowance	(9,981)	(8,469)
Deferred tax assets	$9,320	$3,944

In assessing the realizbility of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $9,981 as of December 31, 2017 ( December 31, 2016 - $8,469).

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

Tax losses of the Company’s PRC subsidiaries in the amount of $25,500 (RMB 166 million) as of December 31, 2017 will expire from 2018 to 2022, if not utilized.

As of December 31, 2017, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $76,952, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2017, the Company’s portion on the amount of unrecognized deferred tax liability was ranging from $2,812 to $5,624.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2017	2016	2015

Balance at January 1	1,842	2,027	1,490
Additions for tax positions of the current year	271	183	479
Additions for tax positions of the prior years	-	-	281
Settlement with the taxing authority	-	-	(107)
Lapse of statute of limitations	(240)	(368)	(116)
Balance at December 31	$1,873	$1,842	$2,027

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as part of its income tax expenses. For the year ended December 31, 2017, the Company recognized $291 in interest (December 31, 2016 - $164) and nil in penalties (December 31, 2016 - nil). The Company had $667 accrued interest as of December 31, 2017 (December 31, 2016 - $376). The PRC tax law provides statute of limitations ranging from 3 to 5 years and for transfer pricing related matters, it could be extended to 10 years. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2007.

As of December 31, 2017, the Company had unrecognized tax benefits of approximately $1,873 (December 31, 2016 - $1,842, December 31, 2015 - $2,027) and such balance was included in “other non-current liabilities”. As of December 31, 2017, unrecognized tax benefits amounting to $1,873 would affect the effective tax rate if recognized (December 31, 2016 - $1,842, December 31, 2015 - $2,027). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

14.	Deferred Revenue

Current deferred revenue included $3,950 of advances from customers (December 31, 2016 - $2,766) and $95 and $28 from Chinese government for stockpiling of H5N1 and hepatitis A vaccines, respectively (December 31, 2016 - nil).

Long-term deferred revenue included $nil received from the Chinese government for stockpiling of H5N1 vaccines (December 31, 2016 - $89).

15.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in building or improving production facility. The amount of deferred government grants as of year end is net of research and development expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $2,306 of government grant in 2017 (2016 - $753, 2015 - $236) that were deferred. In addition, the Company received $292 in other government grants and subsidies for the year ended December 31, 2017 and recognized as income in the statements of comprehensive income (loss) (2016 - $6,104, 2015 - $308).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized below are deferred government grants as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Construction of a pandemic influenza vaccine plant and buildings (a)	$277	$259
Purchasing equipment for H1N1 vaccine production (b)	136	128
Purchasing equipment for H5N1 vaccine production (c)	15	14
EV71 commercialization project (d)	502	471
Others (g)	1,108	905
Current deferred government grants	2,038	1,777
Construction of a pandemic influenza vaccine plant and buildings (a)	291	532
Purchasing equipment for H1N1 vaccine production (b)	57	181
Purchasing equipment for H5N1 vaccine production (c)	15	29
EV71 commercialization project (d)	1,735	2,096
EV71 phase IV clinical research (e)	784	-
Purchasing equipment for sIPV vaccine production (f)	1,537	-
Others (g)	55	115
Non-current deferred government grants	4,474	2,953
Total deferred government grants	$6,512	$4,730

(a) Deferred government grants included $568 being the unamortized portion of a grant the Company received in 2007 for construction of a pandemic influenza vaccine plant and buildings (December 31, 2016 - $791). The Company has fulfilled the conditions attached to the government grant. $277 which will be amortized in 2018 was included in the current portion of deferred government grants and $291 which will be amortized after 2018 was included in the non-current portion of deferred government grants. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. $266 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017 (2016 - $271, 2015 - $287).

(b) Deferred government grants included $193 being the unamortized portion of a grant the Company received in 2009 for purchasing equipment for H1N1 vaccine production. The Company has fulfilled the conditions attached to the government grant. $136 which will be amortized in 2018 was included in the current portion of deferred government grants and $57 which will be amortized after 2018 was included in the non-current portion of deferred government grants. $131 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017 (2016 - $133, 2015 - $141).

(c) Deferred government grants included $30 being the unamortized portion of a grant the Company received in 2013 for purchasing equipment for H5N1 vaccine production. The Company has fulfilled the conditions attached to the government grant. $15 which will be amortized in 2018 was included in the current portion of deferred government grants and $15 which will be amortized after 2018 was included in the non-current portion of deferred government grants. $15 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017 (2016 - $15, 2015 - $16).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Deferred government grants included $2,237 being the unamortized portion of a grant the Company received in 2015 for equipment purchase and construction of the enterovirus 71 (“EV71”) vaccine production facility. The Company has fulfilled the conditions attached to the government grant in 2016. $502 which will be amortized in 2018 was included in the current portion of deferred government grants and $1,735 which will be amortized after 2018 was included in the non-current portion of deferred government grants. $403 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017 (2016 - $274, 2015 - $nil), and $80 was recorded as government recognized in income for the year ended December 31, 2017 (2016 - $55, 2015 - $nil).

(e) Deferred government grants included $784 being the unamortized portion of a grant the Company received in 2017 for phase IV clinical research for EV71 vaccine. As of December 31, 2017, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(f) Deferred government grants included $1,537 being the unamortized portion of a grant the Company received in 2017 for purchasing equipment for sIPV vaccine production. As of December 31, 2017, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(g) As of December 31, 2017, conditions attached to a government grant received in 2017 in the amount of $78 for certain production facilities were fulfilled, of which $19 will be amortized in 2018 and $55 will be amortized after 2018, and $4 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2017. As of December 31, 2017, conditions of four government grants totaling $1,089 have not been fulfilled by the Company. The Company expects to fulfill the conditions of the four grants within one year, and these grants totaling $1,089 were included in the current portion of deferred government grants.

16.	Commitments and Contingencies

(a)	Operating Lease Commitments

The Company leases production plant and laboratory under operating leases from its related parties (note 11(b)). Rental expense amounted to $793 for the year ended December 31, 2017 (2016 - $807, 2015 - $852).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Minimum future rental payments under operating leases to related parties for the years ending December 31 are as follows:

2018	$427
2019	793
2020	793
2021	793
2022	793
Thereafter	6,381
Total minimum future payments	$9,980

(b)	Other Commitments

In addition to commitments disclosed in note 23, commitments related to R&D expenditures are $2,158 as of December 31, 2017.

Commitments related to capital expenditures for the Company’s Sabin inactivated polio vaccine and varicella vaccine production facilities are approximately $112 as of December 31, 2017.

(c)	Foreign Corrupt Practice Act Matters

The Company may be subject to legal proceedings, investigations and claims relating to the conduct of the Company’s business from time to time.

The Beijing People’s Court issued five judgements in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in CFDA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, the Company’s chairman, president and chief executive officer. It was asserted in the judgments that Mr. Weidong Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of $77 (RMB 0.6 million) between 2002 and 2011. Mr. Weidong Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To the Company’s knowledge, the Chinese authorities have not commenced any legal proceedings or government inquiries against Mr. Yin. In December 2016, our audit committee authorized the commencement of an internal investigation into the allegations made in the judgements. The audit committee engaged Latham & Watkins as independent counsel to assist with the investigation.

In addition, the Company became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the “CDC”). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced nine of the Company’s former sales persons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of its directors or officers as defendants. To the best of our knowledge, the nine referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, the audit committee expanded its internal investigation to review matters related to these judgments and the Company’s sales practices and policies, and further engaged Latham & Watkins to continue the independent investigation with the expanded scope. Recently, the Company became aware that one of the nine former sales employees has been convicted for giving bribes. The judgment states that this former sales person took these actions without knowledge of the Company. His criminal penalty was waived by the court. The Company has also learned that another one of the nine former sales employees is currently being investigated by the procuratorate.

After the Company publicly announced the internal investigation arising from the allegations in a research report in December 2016, the Company was notified by the SEC in February 2017 of an enforcement inquiry related to the matters discussed in the report, and in April 2017 the Company received a subpoena from the SEC requesting documents. In September 2017, the Company received an inquiry from the Department of Justice (the “DOJ”) and the Company has been cooperating with the DOJ. The SEC and DOJ have requested information regarding the judgments discussed above, and the Company is cooperating with these requests.

Also in February 2017, the Company received an inquiry from NASDAQ related to the same matter. Further, in May 2018, the Company received an inquiry from NASDAQ requesting information related to the actions by Sinobioway and their impact on the Company’s operations and financial reporting. The Company has cooperated with both of these NASDAQ inquiries.

The Company takes these matters very seriously and is committed to conducting business in compliance with all applicable laws. However, at this time, the Company is unable to predict, what, if any, action may be taken by NASDAQ, the SEC and the DOJ or any penalties or remedial measures these agencies may seek, but intend to continue to cooperate with these agencies. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, and equitable remedies, including disgorgement or injunctive relief. The Company cannot determine as to whether an ultimate unfavorable outcome is either probably or remote, nor reasonably estimate the amount or range of the potential liability, if any, related to these matters resulting from any proceedings that may be commenced by the SEC or any other governmental authorities.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On July 3, 2017, a securities class action complaint was filed in the U.S. District Court for the District of New Jersey against the Company and three of its current and former officers: Mr. Weidong Yin, the Company’s current chief executive officer, Ms. Nan Wang, the Company’s current chief financial officer, and Mr. Danny Chung, the Company’s former chief financial officer. The complaint asserts that statements in the Company’s annual filings for fiscal years 2012 through 2015 were false and misleading because they failed to disclose matters relating to the alleged bribery incidents, among other allegations. On September 6, 2017, the plaintiff has filed the notice of voluntary dismissal. The Court granted the dismissal without prejudice.

(d)	Other Litigation Matters

On July 12, 2017, an alleged shareholder of the Company filed a putative class action complaint in the Supreme Court of the State of New York against the Company, its directors, and certain entities. The complaint alleges that the Company’s directors breached their fiduciary duties by, among other things, entering into a going-private transaction at a price below fair value and failing to take steps to maximize the value of the Company. The complaint also alleges that the Company aided and abetted those alleged breaches of fiduciary duty. The complaint seeks, among other things, an injunction preventing completion of the going-private transaction, damages (including rescissory damages) in favor of the plaintiff, and the fees and costs associated with the litigation. So far, none of the defendants, including the Company and certain director, have been served. The Company is vigorously defending this lawsuit; however, the Company cannot determine as to whether an ultimate unfavorable outcome is either probably or remote, nor reasonably estimate the amount or range of the potential liability for this case at this stage.

On March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of the Company had triggered our Rights Plan by forming a group holding approximately 45% of the Company’s outstanding shares, in excess of the plan's threshold of 15%, and acting in concert prior to the 2017 Annual General Election (“the AGM”). Our Rights Plan is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that our Rights Plan is not valid, that Mr. Weidong Yin and the Buyer Consortium had previously triggered our Rights Plan, and that 1Globe did not trigger our Rights Plan. The Company and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees. This litigation is currently in the pre-trial phase with a decision expected before the end of 2018, subject to appeal. The Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

On March 5, 2018, the Company also filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Securities Exchange Act of 1934 by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace the Company's board of directors. The Company is vigorously pursuing this lawsuit; however, the Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

On April 9, 2018, the Company received a document request from SEC requesting all of the Company’s documents concerning 1Globe, the Chiang Li Family, OrbiMed, certain other shareholders, and their affiliates. The Company has been cooperating with the SEC. The Company understands the SEC is investigating whether 1Globe, and possibly other shareholders, violated the U.S. securities laws. The Company does not have any information to suggest the SEC is investigating the actions of the Company or its officers and directors.

On March 13, 2018, 1Globe filed a complaint against the Company in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda, or the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on its alternative ballot at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company’s board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining the Company’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The Company is vigorously defending this lawsuit; however, the Company cannot predict or estimate an outcome or economic burden for this case at this time. Hearings in this litigation are scheduled for May 9 and 18, 2018.

On April 4, 2018, Sinovac Hong Kong filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing. The complaint seeks a declaration that the board resolutions dated February 6, 2018 purporting to appoint Mr. Aihua Pan as the general manager of Sinovac Beijing are invalid. On May 9, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing. The complaint seeks a declaration that the board resolutions passed on February 28, 2018 to appoint Mr. Weidong Yin and other senior management members are invalid. As of the date of this report, both lawsuits are pending and no hearing has been held. The Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2017 and 2016, there were 57,281,861 and 57,011,761 shares of common stock outstanding, respectively. As of December 31, 2017 and 2016, there was no preferred stock issued and outstanding.

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

In 2017, the Company issued 31,000 shares of common stock on the exercise of employee stock options with exercise price of $2.37 per share and 239,100 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share, for total proceeds of $1,264. The Company received further cash proceeds of $428 on the exercise of stock option in 2017 with the shares issued subsequent to December 31, 2017.

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

In December 2011, the Company granted 767,000 options to employees with an exercise price of $2.37, being the quoted market price of the Company’s shares at the time of grant. 10% of the options vest every three months from December 26, 2012 to March 26, 2015 and expired on December 25, 2017. This grant was fully vested on March 26, 2015.

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

The following assumptions were used in determining the fair value of stock options under the Black-Scholes option-pricing model for grants under the 2012 Plan:

	2017	2016	2015
Expected volatility	-	-	51.42%
Risk-free interest rate	-	-	1.5%
Expected life (years)	-	-	5.5
Dividend yield	-	-	0%
Estimated forfeiture rate	-	-	7%

There was no stock option granted for the years ended December 31, 2017 and 2016. The weighted average fair value of options granted in 2015 was $2.37.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

		Weighted Average	Aggregate Intrinsic
	Number	Exercise Price	Value
	of Options	($/option)	($)
Outstanding as of January 1, 2017	1,336,400	$4.91	$1,328,146
Granted	-	-	-
Exercised	(270,100)	4.68	-
Forfeited / Expired	(37,800)	4.51	-
Outstanding as of December 31, 2017	1,028,500	$4.98	$2,982,650

Vested and expected to vest at December 31, 2017	1,287,360	$4.98	$3,733,344
Exercisable as of December 31, 2017	545,125	$4.98	$1,580,863

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted shares	Weighted Average Grant Date Fair Value ($)

Non-vested as of January 1, 2017	349,700	$4.98
Granted	-	-
Vested	(77,700)	4.98
Forfeited	-	4.98
Non-vested as of December 31, 2017	272,000	$4.98

As at December 31, 2017

Exercise	Number of Options	Remaining Average Contractual	Average Exercise	Number of Options	Remaining Contractual	Average Exercise
Prices	Outstanding	Life (years)	Price	Exercisable	Life (years)	Price
($/option)			($/option)			($/option)

$4.98	1,028,500	5.33	$4.98	545,125	5.33	4.98
	1,028,500	5.33	4.98	545,125	5.33	$4.98

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $979 in 2017 (2016 - $2,409, 2015 - $952). As of December 31, 2017, there was $1,220 and $1,065 of unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, respectively, granted under the 2012 Plan, which will be recognized over a weighted average period of 40 months, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $162 and $699 for year ended December 31, 2017, respectively, determined as of the date of option exercise (2016 - $386, 2015 - $1,118).

The estimated fair value of stock options vested during the year ended December 31, 2017 was $384 (2016 - $1,567, 2015 - $104).

19.	Statutory surplus reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2017 is $19,549 (2016 - $14,788).

Sinovac R&D, Sinovac Dalian and Sinovac Biomed have not made any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. The Company has not declared any dividends to the shareholder of Sinovac Beijing in 2017, 2016 and 2015. As of December 31, 2017, the Company has $nil dividend payable (December 31, 2016 - $nil).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $68,353 (RMB 473 million) as of December 31, 2017 (December 31, 2016, $63,592 (RMB 440 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2017, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $116,365 (December 31, 2016 - $71,552).

20.	Non-controlling Interests

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Earnings (loss) per Share

The following table sets forth the computation of basic and diluted income (loss) attributable to shareholders of Sinovac per share:

	For the year ended December 31
	2017	2016	2015

Numerator
Income (loss) from continuing operations	36,705	(3,058)	(229)
Less: Income (loss) attributable to non-controlling interests	10,898	(124)	459
Income (loss) attributable to shareholders of Sinovac from continuing operations	25,807	(2,934)	(688)
Income (loss) attributable to shareholders of Sinovac from discontinued operations	-	2,338	(728)
Net income (loss) attributable to shareholders of Sinovac	25,807	(596)	(1,416)

Denominator
Basic weighted average number of common shares outstanding	57,033,816	56,949,083	56,313,927
Dilutive effect of stock options	67,375	-	-
Diluted weighted average number of common shares outstanding	57,101,191	56,949,083	56,313,927

Basic net income (loss) per share
Continuing operations	0.45	(0.05)	(0.02)
Discontinued operations	-	0.04	(0.01)
Basic net income (loss) per share	0.45	(0.01)	(0.03)

Diluted net income (loss) per share
Continuing operations	0.45	(0.05)	(0.02)
Discontinued operations	-	0.04	(0.01)
Diluted net income (loss) per share	0.45	(0.01)	(0.03)

Anti-dilutive options and non-vested restricted shares were not included in the diluted EPS calculation for the year ended December 31, 2016 and 2015.

22.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $85,458 including prepaid land lease payments, property, plant and equipment are all located in mainland China (December 31, 2016 - $75,579). The Company’s total assets by geographic location are as follows:

	December 31,
	2017	2016

Assets
Mainland China	$289,560	$196,276
Hong Kong	9,659	15,079
Total Assets	$299,219	$211,355

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2017	2016	2015
Sales
Inactivated hepatitis vaccines	$37,851	$20,596	$49,416
Influenza vaccines	13,544	9,829	12,674
Enterovirus 71 vaccines	121,284	35,140	-
H5N1	-	6,389	3,852
Mumps	1,667	477	1,472
Total Sales	$174,346	$72,431	$67,414

The H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H5N1 vaccines are dependent on government stockpiling purchases.

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2017	2016	2015
Sales
Mainland China	$172,897	$71,184	$66,779
Foreign countries	1,449	1,247	635
Total Sales	$174,346	$72,431	$67,414

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Collaboration Agreements

(a)	On March 12, 2009, the Company entered into a technology transfer agreement (with an amendment agreement entered into on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjing Cansino will transfer the technology related to pneumococcal vaccine to the Company and jointly develop the technology with the Company. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

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

On January 29, 2015, the Company entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. The Company made a payment and recorded $nil, $300 and $300 in research and development expenses for the years ended December 31, 2017, 2016 and 2015, respectively.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license issue royalty of $nil for the year ended December 31, 2017 as R&D expenses (2016 - $nil, 2015 - $9).

(c)	On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses of H5N1 vaccines from the Chinese government. For the year ended December 31, 2013, royalties of $1,036 was capitalized as inventory costs and included in accounts payable and accrued liabilities, which was paid in May 2014. No royalties were incurred for the years ended December 31, 2017 and 2015, respectively. The Company accrued a royal payment of $8 as of December 31, 2016, which was paid in 2017.

On August 15, 2012, the Company entered into amendment agreements with Medimmune, LLC to revise the termination date of the main license agreement to December 29, 2015.

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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded an entrance fee of $665 (€0.5 million) for the year ended December 31, 2014 as research and development expense. The Company also recorded $125 (€94) for payment made to INTRAVACC for use of sIPV viral seeds in R&D expenses for the year ended December 31, 2014. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2017 and 2015. The Company recorded a milestone fee of $568 (€0.5 million) for the year ended December 31, 2016 as research and development expense.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company made a payment of $87 for purchasing measles seeds to GSK for the year ended December 31, 2017 (2016 - $84).

24.	Subsequent Events

On March 7, 2018, the Company granted 2,000,000 restricted shares (the “Restricted Shares”) at par value of $0.001 under the 2012 Plan, to certain officers and employees of the Company. 60% of the Restricted Shares will vest on the third anniversary of the date of grant, the remaining 40% Restricted Shares will vest on the fourth and the fifth anniversary evenly.

On April 25, 2018, the board of directors approved that all remaining unvested Options and Restricted Shares that were granted on May 1, 2015 to be fully vested on April 25, 2018.

On March 26, 2018, the Company amended the amalgamation agreement entered into on June 26, 2017 (the “Amalgamation Agreement”) to extend its termination date to April 26, 2018. On April 26, 2018, the Company further amended the Amalgamation Agreement to extend its termination date to May 26, 2018.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$2,140	$813
Prepaid expenses and other receivables	478	405
Amount due from subsidiaries	71,097	69,635
Dividend receivables	21,280	21,280
Total current assets	94,995	92,133
Investment in subsidiaries	72,046	35,210
Total assets	$167,041	$127,343

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other payables	$1,943	$1,056
Amount due to subsidiaries	13,946	10,520

Total current liabilities	15,889	11,576

Total liabilities	$15,889	$11,576

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	57	57
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 57,281,861 (2016 –57,011,761)
Additional paid-in capital	115,339	112,668
Accumulated other comprehensive income	7,075	168
Retained earnings	28,681	2,874
Total shareholders' equity	151,152	115,767

Total liabilities and equity	$167,041	$127,343

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2017	2016	2015

Selling, general and administrative expenses	4,267	5,434	1,813

Total operating expenses	4,267	5,434	1,813
Loss from operations	(4,267)	(5,434)	(1,813)
Other expenses	-	-	(5,053)
Interest income	145	382	413

Equity earnings of subsidiaries, net of tax	29,929	2,118	5,037
Gain on disposal of subsidiary	-	2,338	-

Net income (loss)	25,807	(596)	(1,416)

Other comprehensive income (loss), net of tax of nil		-	-

Foreign currency translation adjustments	6,907	(8,014)	(3,844)

Total comprehensive income (loss)	$32,714	$(8,610)	$(5,260)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2017	2016	2015

Cash flows provided by (used in) operating activities
Net income (loss)	$25,807	$(596)	$(1,416)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Gain on disposal of subsidiary	-	(2,338)	-
- Share-based compensation	119	293	202
- Equity in earnings of subsidiaries	(29,929)	(2,118)	(5,037)
Changes in:
- Amount due from subsidiaries	(602)	(171)	2,914
- Prepaid expenses and other receivables	(73)	(335)	(61)
- Amount due to subsidiaries	3,426	5,042	1,900
- Accrued expenses and other payables	887	390	82

Net cash provided by (used in) operating activities	(365)	167	(1,416)

Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	1,264	315	732
- Proceeds from shares subscribed	428	-	18

Net cash provided by financing activities	1,692	315	750

Increase (decrease) in cash and cash equivalents	1,327	482	(666)

Cash and cash equivalents, beginning of year	813	331	997

Cash and cash equivalents, end of year	$2,140	$813	$331

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

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 19). The subsidiaries did not pay any dividends to the Company for the years presented.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 16 and 23).

