Form 20-F
period 2018-12-31
SINOVAC BIOTECH LTD
filed 2019-04-29
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nan Wang

Chief Financial Officer

No. 15 Zhi Tong Road,

Zhongguancun Science & Technology Park,

Changping District, Beijing 102200

People’s Republic of China

Tel: +86-10-5693-1800

Fax: +86-10-5693-1800

E-mail: ir@sinovac.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.001 per share Preferred Share Purchase Rights	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

71,139,402 common shares as of December 31, 2018

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit such files).

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

☐ Yes ☐ No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

•	“Sinovac,” “Sinovac Biotech,” “Company,” “we,” “us,” “our company,” and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries
•	“Sinovac Antigua” refers to Sinovac Biotech Ltd.;
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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2018, which was RMB6.8755 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 19, 2019, the noon buying rate was RMB6.7032 to $1.00.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2018, 2017 and 2016, and consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2015 and 2014 and consolidated balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

Consolidated statements of	Year ended December 31,
Comprehensive income (loss) data	2018	2017	2016	2015	2014
	(in thousands except share and per share data)
Sales	$229,650	$174,346	$72,431	$67,414	$62,932
Cost of sales(1)	24,723	20,240	22,393	18,408	15,476
Gross profit	204,927	154,106	50,038	49,006	47,456
Operating expenses:
Selling, general and administrative expenses(1)	137,003	87,365	41,980	37,481	34,338
Provision (recovery) for doubtful accounts	820	934	1,412	(49)	329
Research and development expenses(1)	21,910	20,489	12,648	9,490	10,934
Loss on disposal and impairment of property, plant and equipment	75	42	478	26	74
Government grants recognized in income	(197)	(141)	(6,984)	(1,637)	(104)
Total operating expenses	159,611	108,689	49,534	45,311	45,571
Operating income	45,316	45,417	504	3,695	1,885
Interest and financing expenses	(1,070)	(1,569)	(1,729)	(1,920)	(3,407)
Interest income	2,016	1,183	731	1,155	2,684
Other income (expenses)	321	13	100	(174)	1,186
Income (loss) before income taxes and non-controlling interests	46,583	45,044	(394)	2,756	2,348
Income tax expenses	(10,472)	(8,339)	(2,664)	(2,985)	(2,069)
Income (loss) from continuing operations	36,111	36,705	(3,058)	(229)	279
Net income (loss) from discontinued operations, net of tax of nil	—	—	2,338	(728)	(1,524)
Net income (loss)	36,111	36,705	(720)	(957)	(1,245)
Less: (income) loss attributable to non-controlling interests	(14,329)	(10,898)	124	(459)	(270)
Net income (loss) attributable to the shareholders of Sinovac	21,782	25,807	(596)	(1,416)	(1,515)
Comprehensive income (loss)	25,115	44,803	(9,563)	(5,342)	(3,648)
Less: comprehensive (income) loss attributable to non-controlling interests	(12,507)	(12,089)	953	82	35
Comprehensive income (loss) attributable to shareholders of Sinovac	12,608	32,714	(8,610)	(5,260)	(3,613)
Weighted average number of common shares outstanding
- basic	64,727,146	57,033,816	56,949,083	56,313,927	55,681,076
- diluted	64,977,554	57,101,191	56,949,083	56,313,927	56,114,202
Earnings (loss) per share

Basic
Continuing operations	0.34	0.45	(0.05)	(0.02)	0.00
Discontinued operations	—	—	0.04	(0.01)	(0.03)
Basic net income (loss) per share	0.34	0.45	(0.01)	(0.03)	(0.03)

Diluted
Continuing operations	0.34	0.45	(0.05)	(0.02)	0.00
Discontinued operations	—	—	0.04	(0.01)	(0.03)
Diluted net income (loss) per share	0.34	0.45	(0.01)	(0.03)	(0.03)

Weighted average number of common shares outstanding
- basic	64,727,146	57,033,816	56,949,083	56,313,927	55,681,076
- diluted	64,977,554	57,101,191	56,949,083	56,313,927	56,114,202
Supplemental information(2)
Non-GAAP adjusted EBITDA	54,757	51,277	8,223	11,166	10,276
Non-GAAP net income from continuing operations	39,857	36,361	293	1,588	1,283
Non-GAAP Diluted EPS from continuing operations	$0.38	$0.44	$0.01	$0.01	$0.02

(1)	Includes share-based compensation of $4.3 million, $1.0 million, $2.4 million, $1.0 million and $0.3 million in 2018, 2017, 2016, 2015 and 2014, respectively.
(2)	See “Non-GAAP Measures” below.

Non-GAAP Measures

We use Non-GAAP adjusted EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that Non-GAAP adjusted EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. We believe that Non-GAAP adjusted EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by management in our financial and operational decision-making.

Non-GAAP adjusted EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income (loss) from continuing operations before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

The table below sets forth a reconciliation of our income (loss) from continuing operations to Non-GAAP adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Income (loss) from continuing operations	$36,111	$36,705	$(3,058)	$(229)	$279
Adjustments
Share-based compensation	4,305	979	2,409	952	287
Depreciation and amortization	5,136	4,881	5,310	6,519	8,104
Interest and financing expenses, net of interest income	(946)	386	998	765	723
Net other (income) expense	(321)	(13)	(100)	174	(1,186)
Income tax expense	10,472	8,339	2,664	2,985	2,069
Non-GAAP adjusted EBITDA	$54,757	$51,277	$8,223	$11,166	$10,276

The following table sets forth a reconciliation of our net income from continuing operations to non-GAAP net income from continuing operations for the periods indicated:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Net Income (loss) from continuing operations	$36,111	$36,705	$(3,058)	$(229)	$279
Add: Foreign exchange (gain) loss	(559)	(1,323)	942	865	717
Add: Share-based compensation	4,305	979	2,409	952	287
Non-GAAP net income from continuing operations	$39,857	$36,361	$293	$1,588	$1,283

The following table sets forth a reconciliation of our diluted EPS from continuing operations to non-GAAP diluted EPS from continuing operations for the periods indicated:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands except share and per share data)
Net income (loss) from continuing operations attributable to shareholders of Sinovac	$21,782	$25,807	$(2,934)	$(688)	$9
Add: Non-GAAP adjustments to net income from continuing operations(1)	2,764	(344)	3,351	1,817	1,004
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings per share	24,546	25,463	417	1,129	1,013

Weighted average number of shares on a diluted basis	64,977,554	57,101,191	56,949,083	56,313,927	56,114,202
Diluted earnings (loss) per share from continuing operations(2)	0.34	0.45	(0.05)	(0.02)	0.00
Add: Non-GAAP adjustments to net income per share from continuing operations(3)	0.04	(0.01)	0.06	0.03	0.02
Non-GAAP diluted earnings per share from continuing operations(4)	$0.38	$0.44	$0.01	$0.01	$0.02

(1)	See the table above about the reconciliation of net income from continuing operations to non-GAAP net income from continuing operations for more information on these non-GAAP adjustments.
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

	As of December 31,
Balance sheet data	2018	2017	2016	2015	2014
	(in thousands)
Cash and cash equivalents	$158,170	$114,415	$62,434	$63,834	$89,793
Total assets	369,780	299,219	211,355	202,927	238,663
Short-term bank loans and current portion of long-term debt	3,321	18,152	31,279	21,775	47,375
Total current liabilities	58,205	92,543	66,264	58,138	79,870
Long term debt (include due to related party)	10,595	21,919	9,448	756	1,803
Net assets	291,928	177,140	129,666	136,505	140,145
Non-controlling interests	38,495	25,988	13,899	14,852	14,934
Common stock	71	57	57	57	56
Total shareholders’ equity	$253,433	$151,152	$115,767	$121,653	$125,211

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Whether we are successful in developing and commercializing new products is determined by, among other things, our ability to:

•	accurately assess disease and technology trends and market needs;
•	maintain strong research and development capabilities;
•	optimize our manufacturing and procurement processes to predict and control costs;
•	manufacture and deliver products with good quality in a timely manner and in sufficient quantities;
•	increase customer awareness and acceptance of our products;
•	minimize the time and cost required to obtain required regulatory clearances and approvals;
•	anticipate and compete effectively with other vaccine product developers, manufacturers and marketers;
•	price our products competitively;
•	comply with the guidelines of Good Manufacturing Practice (“GMP”) and other related regulations; and
•	thoroughly understand the frequently developing regulatory guidelines and regulations on vaccine products and comply with the regulations and guidelines accordingly.

Although we are profitable in 2018, we incurred a loss in 2016 as well as in past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Although we were profitable in 2018, we incurred a loss in 2014, 2015 and 2016. In past years, the loss was caused primarily by research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

We sell vaccines in China through Centers for Disease Control (“CDCs”) which are PRC government agencies. This exposes us to risks relating to doing business with the government.

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

We currently have limited revenue sources. A reduction in revenues from sales of Inlive, Healive, Bilive, Anflu or Panflu would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. Inlive enterovirus 71 (“EV71”) vaccine contributed 70.8%, 69.6% and 48.5% of our revenue in 2018, 2017 and 2016, respectively. In 2018, 2017 and 2016, 22.8%, 15.7% and 27.7%, respectively, of our revenues were from sales of our hepatitis A vaccine, Healive; 4.8%, 6.0% and 0.8%, respectively, of our revenues were from sales of our hepatitis A&B vaccine, Bilive; 0.9%, 7.8% and 13.6%, respectively, of our revenues were from sales of our influenza vaccine, Anflu; and nil, nil and 8.8%, respectively, of our revenues were from sales of our pandemic influenza virus vaccine, Panflu (H5N1). However, revenue recognition of Panflu (H5N1) is not recurring due to its government stockpile nature, which may cause fluctuation of our revenue. As a result of this relative lack of product diversification, an investment in our company would be riskier than investments in companies that offer a wide variety of products or services.

We expect our key products, which will likely shift over time, to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products are critical to our success and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of our products, could materially and adversely affect our financial condition and results of operations..

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

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other applicable anti-corruption laws could subject us to penalties and other adverse consequences and corrupt practices by our competitors may place us at a competitive disadvantage.

Our executive officers, employees and other agents may violate applicable laws in connection with the marketing or sale of our products, including FCPA and applicable anti-corruption laws in China and other jurisdictions in which our products are sold or registered for sale. FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC and the countries in which we seek to do business. While we have sought to enhance measures and controls to ensure compliance with FCPA and other applicable anti-corruption laws by individuals involved with our company, our existing compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents. As discussed under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings,” we have conducted an internal investigation regarding FCPA related matters and have informed NASDAQ, the SEC and the U.S. Department of Justice (the “DOJ”) regarding these matters. On August 14, 2018, the SEC notified us that the SEC had concluded its investigation and would not recommend an enforcement action against us at this time. On September 12, 2018, the DOJ notified us that it had closed its investigation, with no charges. With the closure of the DOJ’s investigation, we are not aware of any pending U.S. government investigations of us related to these matters.

In addition, there may be corrupt practices in the healthcare industry in China and other countries in which we conduct business. For example, in order to secure agreements with CDCs or hospitals in China, our competitors may engage in corrupt practices in order to influence decision-makers in violation of the anti-corruption laws of China and FCPA. As competition persists and intensifies in our industry, we may lose potential clients, client referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure you that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We used to estimate our market share in China based on the batch release number published by the National Institutes for Food and Drug Control (“NIFDC”) which represents the market share estimated based on published supply quantity, but not the actual number of sales in the market.

We started to market our EV71 vaccine in 2016. We supplied 41.8%, 18.8% and 52.5% of the EV71 vaccine market in China in 2018，2017 and 2016, respectively.

We supplied 24.3%, 18.0%, and 9.7% of the total hepatitis A vaccine market in China, or 67.8%, 75.8%, and 76.3% of the inactivated hepatitis A vaccine market in China in 2018, 2017 and 2016, respectively, as measured by lot release number. We may not be able to compete with other hepatitis A suppliers for either the private-pay market or public market, which could adversely affect our ability to increase our revenues from hepatitis A vaccine.

We have been marketing and selling seasonal flu vaccines since 2006. We didn’t supply season flu vaccine in 2018 due to the production disruption caused by Mr. Aihua Pan and unknown individuals in April 2018 during an attempt to take physical control of Sinovac’s facility in Beijing. The product being produced at the time of disruption was destroyed due to quality concerns. We supplied 12.7%, 9.9% and 10.9% of the seasonal flu vaccine market in China in 2017, 2016 and 2015, respectively. The flu vaccine market in China is highly competitive. Our revenue could be adversely impacted if we are not able to maintain our market share in this highly competitive market.

We may not be able to maintain market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do maintain or expand market share in these markets, we may need to sell our vaccines at a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the Expanded Program on Immunization (“EPI”) in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child.

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

Since 2008, we have received three stockpiling orders for our H5N1 vaccine from China’s central government every two years in an amount of three million doses per order, and four stockpiling orders from Beijing government in an amount of 20,000 doses per order. The latest batch of stockpiled H5N1 vaccines for the central government expired in the first half of 2016 and we recognized the revenue upon the government inspection. The most recent batch ordered by Beijing government is expected to expire in 2020. We cannot assure you that we will receive additional stockpiling orders from governments in the future.

If CDCs, hospitals, physicians and patients do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among CDCs, hospitals, physicians, patients and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as EV71, hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and patients about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, CDCs, hospitals, physicians and patients might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

The ongoing litigation regarding our shareholder rights agreement (the “Rights Agreement”) could have a material adverse effect on the results of our operations and our financial condition.

On March 5, 2018, we filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether certain of our shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”) had triggered our Rights Agreement, by forming a group holding approximately 45% of outstanding shares, in excess of the Right Agreement’s threshold of 15%, and acting in concert prior to our annual general meeting of shareholders held on February 6, 2018 (the “2017 AGM”). Our Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all our shareholders.

On April 12, 2018, 1Globe filed an amended answer to our complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that our Rights Agreement is not valid, that Mr. Weidong Yin and the Buyer Consortium (described below) had previously triggered our Rights Agreement, and that 1Globe did not trigger our Rights Agreement. The Chiang Li Family and OrbiMed filed similar responses. We, and our board of directors, believe that the actions taken by our board of directors were appropriate under the circumstances and in the interests of our company and all our shareholders. We also believe that the allegations in the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

On December 19, 2018, the High Court of Justice of Antigua and Barbuda held, following a trial, that Sinovac Antigua’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the 2017 AGM. On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Shareholder Group, together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons on or prior to the 2017 AGM and that their conduct resulted in a “Trigger Event” under Sinovac Antigua’s Rights Agreement. Pursuant to the Rights Agreement, our board of directors elected to exchange (the “Exchange”) each valid and outstanding preferred share purchase right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of 0.655 of Sinovac Antigua’s common shares and 0.345 of Sinovac Antigua’s newly created Series B Convertible preferred shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of Sinovac Antigua’s shareholders (not including the Collaborating Shareholders). 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal.

On March 6, 2019, the Delaware Court entered a status quo order preventing us from distributing Exchange Shares to any shareholders or otherwise take any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

We cannot predict the outcome of the litigation. Preparing for this litigation, or any related litigation or related matters, has caused us to incur significant costs and we expect these costs to continue until the litigation concludes. In addition, preparing for this litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan.

Our ongoing litigation against 1Globe and The Chiang Li Family claiming violations of U.S. federal securities laws could have a material adverse effect on the results of our operations and our financial condition.

On March 5, 2018, Sinovac Antigua filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace Sinovac Antigua’s board of directors.

The litigation is currently in the pre-trial phase and we cannot predict when or how the litigation will be resolved. There can be no assurance that we will prevail in this litigation. Preparing for this litigation, or any related litigation or related matters may result in significant costs to our company or otherwise adversely affect our business.

Our business could be negatively affected as a result of actions of shareholders or others.

On March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at the 2017 AGM. We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at our 2017 AGM by the Shareholder Group was invalid. We refer to this ballot as the “Non-Public Submission.” On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the “Antigua

Court”). The complaint sought a declaration that the five persons purportedly proposed by the Shareholder Group on the Non-Public Submission at the 2017 AGM were elected as directors of our company at that meeting, together with an order of the Antigua Court that those directors be installed as our company’s board of directors, and a declaration that any actions taken on behalf of our company at the direction of the board of directors since the 2017 AGM are null and void. Following a trial in early December 2018, the Antigua Court issued a judgment on December 19, 2018 that dismissed 1Globe’s claim and declared that Sinovac Antigua’s Rights Agreement was validly adopted as a matter of Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019.

On October 8, 2018, Sinovac became aware that unauthorized documents in respect of Sinovac Hong Kong had been filed with the Hong Kong Companies Registry and that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Beijing. In a hearing before the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) on October 19, 2018, the judge granted an interlocutory injunction restraining Mr. Pengfei Li and Mr. Jianzeng Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Antigua or its subsidiaries, and relying on or using the forged documents in any way whatsoever. On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made orders (the “November 28 Order”) and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Cao, Mr. Li and the Lawful Directors. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong, and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Beijing), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed. On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. No hearing date has yet been fixed to hear the appeal.

We cannot predict the outcome of our ongoing litigation, including whether we will prevail. We also cannot predict how the litigation may affect our stock price, which could be volatile during the pendency of each suit and following its conclusion. Preparing for the litigation, or any related litigation or related matters, has caused us to incur significant costs and we expect these costs to continue until the litigation concludes. In addition, preparing for litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan. In addition, the uncertainties as to the composition of the board of directors of Sinovac Antigua may materially and adversely affect business in unpredictable ways, which, in turn, could cause our revenue, earnings and operating cash flows to be materially and adversely affected.

Disruptive actions taken by the minority shareholder of Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) caused suspension of production, destruction of products and disruption of our website, which may materially and adversely affect our business, financial condition and results of operations.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd (“Sinobioway Medicine”), owns a 26.91% interest. Recent events suggest that Sinobioway Medicine’s interests are not aligned with our interests. We cannot assure you that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing.

As the minority shareholder of Sinovac Beijing, according to Sinovac Beijing’s articles of association, Sinobioway Medicine has the right to assign a director to the five-director board of Sinovac Beijing, and the director assigned by Sinobioway Medicine is the legal representative of Sinovac Beijing. Accordingly, the representative of Sinobioway Medicine has the ability to take actions that bind Sinovac Beijing or to block any action that requires unanimous board approval. In addition, if we wish to transfer our equity interest in Sinovac Beijing, in whole or in part, to a third party, Sinobioway Medicine has a right of first refusal to purchase our interest in accordance with relevant PRC regulations.

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

On April 17, 2018, Mr. Pan and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of

Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. In addition, these individuals disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility, thought production has resumed at this facility. Sinovac Beijing was also forced to destroy the bacterial seeds intended for use in the production of its 23-valent pneumococcal polysaccharide vaccine (“PPV”) and to suspend all preparations for and ultimately postpone the National Medical Products Administration (“NMPA”), formerly known as the PRC State Food and Drug Administration, inspection of the manufacturing site necessary for 23-valent PPV production approval.

These and other actions taken by the representative of Sinobioway Medicine may materially and adversely affect our business, financial condition and results of operations. We also cannot assure you that the representative of Sinobioway Medicine will cease from interfering with our business.

We do not currently intend to hold an annual general meeting of shareholders until after the final determination of the litigation concerning our Rights Agreement, which will delay the ability of our shareholders to vote in an election of our directors.

Due to the ongoing litigation concerning the Exchange and our Rights Agreement, we have not held an annual meeting of our shareholders since February 2018, and do not intend to hold an annual meeting of our shareholders until the final determination of such litigation. Therefore, our shareholders will not have the opportunity to vote in an election of our directors for an indeterminate amount of time. If our shareholders want us to hold an annual meeting prior to the final determination of the ongoing litigation referred to above, they may attempt to force us to hold one under Antigua law.

We may not achieve the expected return on our investment in Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”).

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($9.3 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.6 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In October 2016, we increased our ownership in Sinovac Dalian to 67.86% by making an additional RMB80.0 million ($12.8 million) capital contribution. In 2018, 2017 and 2016, we provided a loan of RMB30 million ($4.4 million), RMB20 million ($2.9 million) and RMB30 million ($4.4 million) to Sinovac Dalian, respectively. We cannot assure you that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful. As such, we could incur related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

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

The production of vaccine products is a lengthy and complex process. As a result, our inability to match our production to market demand may result in a failure to meet market demand, which could materially and adversely affect our financial condition and results of operations and could also damage our reputation and corporate brand. For example, many patients receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our Anflu product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition. If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales.

If we are unable to enroll sufficient patients and identify clinical investigators for our clinical trials, our development programs could be delayed or terminated.

The rate of completion of our clinical trials significantly depends on the rate of enrollment of volunteers. Patients enrollment is a function of many factors, including:

•	efforts of the sponsor and clinical sites involved to facilitate timely enrollment;
•	patient referral practices of physicians;
•	design of the protocol;
•	eligibility criteria for the study in question;
•	perceived risks and benefits of the drug under study;
•	the size of the patient population;
•	availability of competing therapies;
•	availability of clinical trial sites; and
•	proximity of and access by patients to clinical sites.

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

We set goals for, and make public statements regarding, our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of our shares could decline.

We rely on third parties to conduct clinical trials, who may not perform their duties satisfactorily.

After we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct clinical trials. Our reliance on these third parties for clinical development activities reduces our control over the clinical trial process. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not fulfill their contractual obligations, including failing to meet expected deadlines, we may not succeed or may experience delays in our efforts to obtain regulatory approvals and commercialize our vaccine candidates.

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

In addition, if we fail to secure long-term supply sources for some of the raw materials we use, our business could be harmed. For example, we do not have a long-term agreement for the supply of hepatitis B antigens used for Bilive production. We source hepatitis B antigens entirely from Beijing Tiantan Biological Products Co., Ltd. (“Beijing Tiantan”). Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Tiantan agreed to enter into annual hepatitis

B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Tiantan supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Tiantan ceased its hepatitis B antigens production due to facilities renovation. We will work closely with Beijing Tiantan to resume production of Bilive. However, we do not have expected timetable to this.

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

As described more fully above, a representative of Sinobioway Medicine, who was the Chairman of the board of directors of Sinovac Beijing, and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power to our Shangdi site, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily decided to stop production at the impacted facility, though production has resumed at this facility.

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

We may need additional capital to upgrade or expand our production capabilities, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2018, we had approximately $158.2 million in cash and cash equivalents. We expect to undertake significant future financings in order to:

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

As described above, the actions of the Shareholder Group leading up to and at the 2017 AGM resulted in uncertainties as to the future direction of our company and the composition of our board of directors. As a result of these uncertainties, we do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and obtain revenues could be delayed and competitors could develop products sooner than we do. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We issued approximately 27.8 million common shares and 14.6 million Series B Preferred Shares in connection with the Exchange, and could issue additional common shares or Series B Preferred Shares, or one or more additional series of preferred shares with the effect of diluting existing shareholders and impairing their voting and other rights

Our articles of incorporation authorize the issuance of up to 100,000,000 common shares and 50,000,000 preferred shares with designations, rights, privileges, restrictions and conditions as may be determined from time to time by our board of directors. On February 22, 2019, in connection with the Exchange, we issued approximately 27.8 million common shares and 14.6 million Series B Preferred Shares for the benefit of the holders of valid and outstanding Rights as of that date. This issuance had the effect of significantly diluting the holdings of the shareholders that are not entitled to participate in the Exchange.

The Series B Preferred Shares share equally in all dividends and distributions made on our common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. The Series B Preferred Shares are convertible into common shares at our option, or automatically upon a successful shareholder vote to increase the authorized number of Sinovac Antigua’s common shares. Until the Series B Preferred Shares are converted into common shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per annum, payable quarterly in arrears. As a result of the ongoing litigation described elsewhere, there can be no assurance that this preferred share dividend will be paid in a timely manner, if at all.

Our board is empowered, without shareholder approval, to issue one or more additional series of preferred shares with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common shareholders. The issuance of such additional series of preferred shares, or the issuance of additional common shares, could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our Company.

The PIPE Investors (as defined below) may exercise influence over us, including through their ability to influence matters requiring the approval of holders of our Common Stock or Series A Preferred Stock.

On July 2, 2018, we completed a private placement of our common shares (the “PIPE”) with private investors Vivo Capital and Advantech Capital (the “PIPE Investors”), whereby we received gross proceeds of $86.73 million. The proceeds of this offering will be used to increase the our capabilities in research relating to quality control and to build additional production facilities to support the development and commercialization of sIPV-based combination vaccine and other new vaccine projects. These investments have not yet been made due in part to the disruptive actions of certain of our shareholders and the related litigation, which remains ongoing.

The shares owned by the PIPE Investors currently represent approximately 16.6% of the voting rights in respect of our share capital (before taking into account the shares issued in the Exchange under our Rights Agreement). Further, the PIPE Investors are entitled to appoint a designee and observer to Sinovac Antigua’s board of directors. Accordingly, the PIPE Investors may have the ability to influence the direction of Sinovac Antigua or the outcome of most matters submitted for the vote of our shareholders. In any of these matters, the interests of the PIPE Investors may differ from or conflict with the interests of our other shareholders.

In connection with the PIPE, Sinovac Antigua entered into a shareholders agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to vote their shares affirmatively in favor of all of the director designees nominated to serve on Sinovac Antigua’s board of directors, and the PIPE Investors agreed to transfer restrictions with respect to their shares and a standstill provision, which, among other things, bars each PIPE Investor and its affiliates from acquiring in excess of 10% of the share capital of Sinovac Antigua.

In addition, the PIPE Investors are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers.

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

Some of the predecessor shareholders of Sinovac Beijing were enterprises owning state-owned assets (“EOSAs”). Their failures to comply with PRC legal requirements in asset or share transfers could, under certain circumstances, result in such transfers being invalidated by government authorities. If this occurs, we could lose our ownership of intellectual property rights that are vital to our business as well as our equity ownership in Sinovac Beijing.

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Sinobioway Medicine. The technologies related to our hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”). Some of the predecessor shareholders of Sinovac Beijing, including Shenzhen Kexing Biological Engineering Ltd. (“Shenzhen Kexing”), Sinobioway Medicine, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian, were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Certain of our acquisitions of intellectual property rights and some equity interests were subject to these requirements.

Tangshan Yian failed to file with the government authorities the appraisal of the hepatitis A vaccine technology that it transferred to Sinovac Beijing in 2001 as its capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian also failed to:

•

obtain the appraisal of the hepatitis A and B vaccine technology that it transferred for no consideration to Beijing Keding Investment Co., Ltd. (“Beijing Keding”) in 2002 (Beijing Keding subsequently transferred the technology to Sinovac Beijing as Beijing Keding’s capital contribution to Sinovac Beijing) and to file such appraisal with the government authorities; and

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

Our Rights Agreement and certain provisions of our By-laws may discourage a change of control.

In March 2016, we adopted our Rights Agreement that provides for the issuance of one right (a “Right”), for each of our outstanding common shares. We amended and restated our Rights Agreement for an additional 12-month period in February 2019. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by our board of directors.

As described above, 1Globe is appealing the judgment of the Antigua Court that our Rights Agreement is valid. If 1Globe is successful, our shareholders will not benefit from the protections of our Rights Agreement and our company may be subject to abusive or coercive tactics by certain shareholders to gain control of our company or our board of directors without paying all shareholders a control premium. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains the Company from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal.

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

We are a small company with 735 full-time employees as of December 31, 2018 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of our executive officers in the future.

As described above, a representative of Sinobioway Medicine, who was the Chairman of the board of directors of Sinovac Beijing, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and articles of association and was unlawful. As also described above, the representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. As a result of these actions, our ability to attract and retain the talent required for our business may be materially harmed.

In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. In addition, we have a limited number of shares available for issuance under our share incentive award plan, which may adversely affect our ability to retain and motivate our employees. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions (“U.S. Economic Sanctions Laws”). We will not use any proceeds, directly or indirectly, from sales of our common shares, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business.

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

Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. NMPA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization (“WHO”) has confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. In July 2018, Changchun Changsheng Life Science Co., Ltd. was found by the government to have falsified production records. Although the government determined to levy a  $1.3 billion fine and started to initiate drafting of new vaccine management laws of China, such negative publicity may lead to lower demand for vaccination in China, which could in turn negatively affect the vaccine industry and our business, financial condition and results of operations.

As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ listing rules than domestic U.S. issuers.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as an Antigua and Barbuda company listed on the NASDAQ Global Select Market, we are subject to NASDAQ’s corporate governance requirements. However, NASDAQ listing rules permit a foreign private issuer like us to elect to follow home country corporate governance practices in lieu of certain NASDAQ corporate governance standards, subject to certain conditions. Certain corporate governance practices in Antigua and Barbuda, which is our home country, may differ significantly from the NASDAQ standards. As a result of our status as a foreign private issuer, you may not be afforded the same information or protections that would be made available to you were you investing in a domestic U.S. issuer.

Trading of our common shares on NASDAQ has been halted since February 22, 2019.

In connection with the Exchange and the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, NASDAQ implemented a halt in trading in Sinovac Antigua’s common shares in order to facilitate the orderly distribution of the Exchange Shares. In light of the ongoing litigation concerning our Rights Agreement, there can be no assurance when or if this halt will be lifted. NASDAQ has continued listing standards that we must maintain on an ongoing basis in order to continue the listing of our common shares. If NASDAQ determines that we fail to meet these continued listing requirements, our common shares may be subject to delisting.

If our common shares are delisted and we are not able to list our common shares on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for our securities and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, document management, production management, quality control and assurance and product distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We have been required to comply with the new GMP standards implemented by NMPA since March 1, 2011. All vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline would be forced to suspend production.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from NMPA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years to develop and obtain regulatory approvals to commercialize Bilive and Anflu, respectively. EV71 vaccine, above all, took us eight years from 2008 to 2016 to develop and obtain regulatory approvals.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the timeframes currently anticipated by us. We could encounter difficulties in enrolling patients for clinical trials or encounter setbacks while conducting clinical trials that result in delays or cancellation. Data obtained from pre-clinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections in the event of additional regulation from future legislation, administrative action or changes in the NMPA policy or if unforeseen health risks become an issue with the participants of clinical trials.

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

Delays in obtaining NMPA foreign approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, we may not maintain the approval and the approval may be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

Outside the PRC, our ability to market some of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. For example, our hepatitis A vaccine, Healive, can be supplied to certain international organizations and is eligible to participate into the tender process in some countries as it has passed the WHO prequalification assessment (“WHO PQ”). However, there are still many other countries that require additional marketing authorization to sell in such countries despite the WHO PQ status. These foreign regulatory approval processes include the risks associated with the NMPA approval process described above and may include additional risks.

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

We have already obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing. We produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. We have canceled the construction plan for our influenza vaccine production facility in Changping. A new environmental impact assessment report regarding the change has been submitted to the relevant environment protection authorities and has passed the government inspection. We also added a sIPV production facility to the Changping construction plan. The relevant environmental impact assessment report was submitted to the relevant government authorities and passed the government evaluation. The approval on this report was already obtained. The construction of sIPV has mostly been completed.

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

We have a total of 53 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future.

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

We conduct all our operations in China, and generate approximately 94.7% of our sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We receive over 95% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the PRC government could not take future measures to restrict access to foreign currencies for current account transactions.

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

Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, both domestic companies and the foreign invested enterprises (the “FIEs”) are subject to a unified income tax rate of 25%. Tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiration of the prescribed period. Preferential tax treatments will continue to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies.

Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status and obtained the corresponding certificate in 2014 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax (“EIT”) rate of 15% from 2014 to 2016. Sinovac Beijing reconfirmed its HNTE status in 2017 for another three-year period, which is from 2017 to 2019. Sinovac Dalian, being confirmed as a HNTE in 2017 for a period of 3 years, is subject to the preferential EIT of 15% from 2017 to 2019. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”) on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with the local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.”

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

Our legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 15, Zhi Tong Road, Zhongguancun Science & Technology Park, Changping District, Beijing 102200, PRC. Our telephone number at this address is +86-10-5693-1800. Our registered address is located at the office of APN Corporate and Management Services Limited, Unit #4 Bryson’s Complex, Friars Hill Road, St. John’s, Antigua. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

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

We were incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda pursuant to the International Business Corporations Act. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. We were quoted on the OTC Bulletin Board on February 21, 2003. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million ($2.9 million). We currently own 73.09% of the equity interests in Sinovac Beijing and Sinobioway Medicine owns a 26.91% interest.

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

In May 2009, Sinovac R&D was incorporated with a registered capital of $5 million. In 2016, our board of directors approved an additional capital contribution of $4.6 million by us, which has been fully provided.

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

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB80.0 million ($12.8 million), which aimed to increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million ($7.7 million) was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million ($4.6 million) is provided to Sinovac Dalian. In 2016, an additional RMB30.0 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes operational activities. In December 2015, Sinovac entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer Sinovac’s 100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million ($1.9 million). As of the date of this annual report, we have received RMB11.0 million ($1.7 million) and the remaining RMB2.0 million ($0.3 million) is receivable from Beijing Kuai Le Xing Biotech Co., Ltd. The disposal of Tangshan Yian was completed in February 2016.

In April 2015, Sinovac established Sinovac Biomed Co., Ltd., which is 100% owned by Sinovac Biotech (Hong Kong) Ltd. Sinovac Biomed Co., Ltd. focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

In March 2016, we adopted our Rights Agreement. Pursuant to our Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a share of our newly created series A junior participating preferred shares (the “Series A Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares of Sinovac Antigua as the “Acquiring Person.” In February 2019, we amended and restated our Rights Agreement to extend its term until February 2020. As described above, on March 5, 2018, Sinovac Antigua filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group had triggered our Rights Agreement by forming a group holding approximately 45% of Sinovac Antigua’s outstanding shares, in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM.

On June 26, 2017, we entered into an Amalgamation Agreement with Sinovac (Cayman) Limited (“Parent”) and Sinovac Amalgamation Sub Limited, a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent would acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. On July 2, 2018, the Amalgamation Agreement was terminated.

On February 18, 2019, after reviewing the judgment of the High Court of Justice of Antigua and Barbuda of December 19, 2018 and considering all additional facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under Sinovac Antigua’s Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void.

Pursuant to the Rights Agreement, the board of directors elected to exchange each valid and outstanding Right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for an Exchange Share. The total Exchange Shares to be received by any holder will be rounded up to the nearest whole common share and rounded down to the nearest whole Series B preferred share. On February 22, 2019, in order to facilitate the Exchange, approximately 27.8 million Common Shares and approximately 14.6 million Series B Preferred Shares were issued into a trust for the benefit of the holders of the valid and outstanding Rights (not including the Collaborating Shareholders). As of the close of trading in the United States on February 22, 2019, the Rights converted into the right to receive the Exchange Shares and will no longer trade with the common shares, and will not otherwise trade on any securities market.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. See “Legal and Administrative Proceedings” for additional information.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment” and Item 5, Section B. Liquidity and Capital Resources, “Capital Expenditures.”

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

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, Sinovac Dalian obtained the production license from NMPA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, NMPA issued the new drug certificate and production license for Inlive, our EV71 vaccine, and in January 2016, NMPA issued the GMP certificate and was commercially launched in China in June 2016.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of PPV, pneumococcal conjugate vaccine, rubella vaccine, varicella vaccine, sIPV, and quadrivalent influenza vaccine in May 2014, January 2015, December 2014, October 2015, November 2015 and in November 2016, respectively. And we have filed new drug application for PPV, varicella vaccine, sIPV, quadrivalent influenza vaccine in June 2017, November 2017, December 2018, and February 2019 respectively.

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
•

Healive. In May 2002, we obtained final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, approximately 21.6 million doses of hepatitis A vaccines and 7.7 million doses of inactivated hepatitis A vaccine were approved and released in China for the year ended December 31, 2018. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml per dose) and children (0.5 ml per dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2018, 2017 and 2016, we sold approximately 8.1 million, 3.8 million, and 3.5 million doses of Healive, which generated approximately $52.4 million, $27.4 million, and $20.0 million in revenues, respectively. Since we launched Healive in 2002, we have sold a total of approximately 65.0 million doses as of December 31, 2018. We are selling Healive in Asia and Latin America.

•

Bilive. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Recipients under China’s vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, was 100% in 2016. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2018, 2017 and 2016, Bilive generated approximately $11.0 million, $10.4 million and $0.6 million in revenues, respectively.

•

Anflu. In October 2005, we received final approval from NMPA to produce our Anflu vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply (“IVS”) taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. According to the NIFDC lot release records, 16.1 million doses of influenza vaccines were approved and released in China for the year ended December 31, 2018. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. We sold 0.3 million, 2.7 million and 2.0 million doses of Anflu in 2018, 2017 and 2016, which generated approximately $2.0 million, $13.5 million and $9.8 million in revenues, respectively. We didn’t supply season flu vaccine in 2018 due to the production disruptions resulting from the actions of the representative of Sinobioway Medicine. Further, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily decided to stop production at the impacted facility; however, production has resumed at this facility. Our Anflu products are sold to Asia and Latin America.

•

Panflu. In April 2008, we were granted a production license for Panflu by NMPA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in Hong Kong. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1 given the yield of virus strain received from the WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. Our revenue from the sale of Panflu amounted to $nil, $nil and $6.4 million in 2018, 2017 and 2016, respectively.

•

Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the NMPA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. According to the NIFDC lot release records, we ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu or 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu.1 amounted to approximately $14 million in 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•

Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC release records, approximately 4.3 million doses of mumps vaccines were approved and released for the year ended December 31, 2018. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012 and no revenues were recognized in 2012. Mumps vaccine generated approximately $1.7 million, $1.7 million, and $0.5 million in revenues in 2018, 2017, and 2016, respectively.

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

•

Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the National Health and Family Planning Commission of China, from 2008 to 2017, more than 18.3 million cases of HFMD were reported, resulting in around 3,650 reported fatalities in China. According to the guidelines for use of inactivated enterovirus type 71 vaccine, EV71 infection caused majority of severe cases and fatalities from 2008 to 2015. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, NMPA accepted our application to commence human clinical trials and on December 23, 2010, we obtained approval from NMPA to commence clinical trials. In 2013, we completed all three phases of clinical trials, which showed our EV71 vaccine candidate had a good safety and immunogenicity profile, and had an efficacy rate of 94.6% against HFMD among infants and young children. In February 2014, the phase III clinical trial results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. On December 30, 2015, NMPA issued the new drug certificate and production license for our EV71 vaccine. On January 25, 2016, NMPA issued the GMP certificate for Inlive. We have eight granted patents relating to the EV71 vaccine in China. Inlive primarily targets children from six months old to three years old, with each child requiring a total of two doses one month apart from another. According to the NIFDC release records, approximately 27.9 million doses of EV71 vaccine were approved and released in China for the year ended December 31, 2018. Inlive generated $162.5 million, $121.3 million and $35.1 million revenue in 2018, 2017 and 2016, respectively.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•

Pneumococcal polysaccharide vaccine. Pneumococcal polysaccharide vaccine (“PPV”), is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to NMPA in February 2011 and obtained the approval to commence clinical trials in May 2014. The phase III clinical trial has been completed and we filed an application for a production license in June 2017. The research site inspection and clinical trial site inspection have been completed and registration dossier is being reviewed by NMPA. The technical review on the registration dossier was conducted in 2018 and supplementary documents were issued and responded to during the year.

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

•

Rubella vaccine. Rubella is a disease caused by the rubella virus and an acute infection is usually associated with the symptoms of fever and systemic rash. The clinical trial license was granted in December 2014. Development of this vaccine candidate depends on the progress of developing a measles, mumps and rubella vaccine (“MMR vaccine”).

•

Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. According to the NIFDC lot release records, 13.4 million doses of varicella vaccines were approved and released in China for the year ended December 31, 2016. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with NMPA in January 2013. We obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application was filed with NMPA in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year.

•

Sabin Inactivated Polio vaccine. Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (“OPV”), is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete, inactivated polio vaccine (“IPV”) introduction and OPV withdrawal by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020. Sabin IPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology (“INTRAVACC”) a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we have completed the pre-clinical study and submitted the application for clinical trials to NMPA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which was completed in 2018. In January 2019, the NDA was submitted to the NMPA. The consistency study on three consecutive lots is expected to start in 2019.

•

Quadrivalent influenza vaccine. Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one B virus, the quadrivalent influenza vaccine (“QIV”), is designed to protect against four different flu viruses; two influenza A viruses and two influenza B viruses, because two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the NMPA. The approval to conduct human clinical trial was issued by NMPA in November 2016. Phase III trial has been completed. The preliminary results of the trial show that the vaccine is safe and immunogenic. The NDA has been filed, and the application is under review by the NMPA.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive and have made significant advances in the prevention of SARS. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other countries.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $21.9 million, $20.5 million, and $12.6 million in 2018, 2017, and 2016, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to increase our market share and enhance our competitive advantage in the private vaccine sales market in China while building on this strength to push government to expand market size in the government-paid market.

Though the serious impact of the Changchun vaccine scandal, the overall vaccine market in China was increased in 2018. And although we suspended the production of hepatitis A vaccine and seasonal flu vaccine during the year, total sales of our regular products increased by 32% year over year.

In 2018, our sales model has been totally transformed to a collaborative model between our sales team and third party promoting companies. We have formed a new marketing management team, strengthened the compliance management to third-party promotion companies, and expanded market coverage, improved market competition, and improved the quality of customer service through professional and academic promotion model. As of December 31, 2018, our internal sales and marketing team consisted of 61 employees, covering 1759 district CDC customers in 28 provinces in China. Our sales team is mainly responsible for the maintenance of customer relationship at or above the provincial level, bidding access at the provincial level, the development of the public market, as well as product after-sales service and the support and management of third-party promotion companies. We cooperate with 43 third-party promotion companies, with more than 600 promotional staff. The third-party promotional team carries out business with district CDC customers with our academic support. In addition, we have taken the lead in commercial insurance compensation mechanism for abnormal response to vaccination nationwide for the private vaccine to provide more professional services for CDC customers and consumers. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside of China. As of December 31, 2018, we had already exported some of our products to 11 countries. And our products are being registered in another 17 countries. In order to speed up the globalization progress, as well as strengthening our reputation for quality, we obtained WHO prequalification in December 2017 for our hepatitis A vaccine, Healive. We will explore the globalization of our portfolio and develop products targeting other potential international markets where we believe we can be successful.

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

Our Healive, Bilive and Anflu production facilities received their GMP certificates initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2008, 2010 and 2010, respectively. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District have passed the new GMP certification and obtained the new GMP certificate on April 17, 2013, which was renewed on April 13, 2018. Our upstream production line for PPV, with annual production capacity of 5 million doses, was built in Haidian site in 2014. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power to our Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products of hepatitis A vaccine and influenza vaccine and temporarily suspended production at the impacted facility in order to maintain product safety. Since the influenza vaccine is a seasonal product, there was no supply of Anflu for the flu season of 2018-2019. However, production of the hepatitis A vaccine resumed in fourth quarter of 2018 and production of the influenza vaccine resumed in March 2019.

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

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian has received its GMP certificate (2010 version) from NMPA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The construction of a production line for the varicella vaccine is being completed.

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

Sinovac has built a pharmacovigilance system. Pharmacovigilance system includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff and relevant responsibilities. According to requirements of authorities, we report the severe Adverse Event Following Immunization (“AEFI”) in time and regularly. We summarize and analyze safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, and to submit the Periodic Safety Update Reports to authorities regularly. Meanwhile, we are also required to assist authorities to investigate on the AEFIs and provide information as required.

Collaborations

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA (“GSK”), to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. We made a payment of $87,000 for purchasing measles seeds from GSK during the year ended December 31, 2017.

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

We agreed to pay INTRAVACC license fee of up to $2,406 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achieving specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded an entrance fee of $0.7 million (€0.5 million) excluding PRC withholding tax for the year ended December 31, 2014 as research and development expense. We also recorded $0.1 million (€0.1 million) for payment made to INTRAVACC for use of sIPV viral seeds in research and development expense for the year ended December 31, 2014. We recorded a milestone fee of $0.6 million (€0.5 million) and $0.6 million (€0.5 million) for the years ended December 31, 2018 and 2016 as research and development expense, respectively. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2017.

We licensed from MedImmune, LLC (“MedImmune”) certain rights to use patented reverse genetics technology pertaining to a virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We accrued license fee and royalties of $3.4 million at the end of 2011 which were paid in 2012. We did not make any royalty payment in 2013 but made a $1.0 million royalty payment in May 2014. We accrued a royalty payment of $9,000 and $8,000 as of December 31, 2018 and 2016, which was paid in 2019 and 2017, respectively.

In March 2009, we entered into a technology transfer agreement (with an amendment agreement entered into on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjing Cansino will transfer the technology related to pneumococcal vaccine to us and jointly develop the technology with us. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

Under the terms of the technology transfer agreement, we will make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $0.3 million for the transfer of an additional six serotypes and related technology. As of December 31, 2016, we made total milestone payments of $1.2 million ($1 million under the March 12, 2009 agreement and $0.2 million under the December 14, 2011 amendment). The remaining milestone payments will be paid when we achieve each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, we entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both we and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. We made a payment and recorded $nil, $nil and $0.3 million in research and development expenses for the years ended December 31, 2018, 2017 and 2016, respectively.

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

We agreed to pay NIH a license issue royalty of $80,000 upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. We recorded a license issue royalty of $16,000 for the year ended December 31, 2018 as research and development expenses (2017 - $nil, 2016 - $nil).

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In 2010, NMPA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies could no longer be sold in China. According to NMPA, there are approximately 40 vaccine companies in China, of which we believe approximately ten are our direct competitors.

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for their own vaccines because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market for conventional products is health conscious yet price sensitive and accordingly would favor our products over both cheaper but not enough high quality vaccines provided by local manufacturers and comparable quality but more expensive vaccines manufactured by international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in, have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales, although these advantages are not comprehensive.

Multiple vaccine products have been approved for sale worldwide. Many of these vaccine products are marketed by our major competitors and are in the areas of hepatitis A, hepatitis B, influenza and EV71. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Tibet AIM Biovaccine Technology Group Co., Ltd. (the hepatitis A manufacturer spun off from Kunming Institute of Biological Products) and Merck Sharp & Dohne Corp. as key competitors in the China market, and GlaxoSmithKline Biologicals and Merck Sharp & Dohme Corp. for the markets outside of China.

In China, according to the batch release numbers published by NIFDC, over 55% of hepatitis A vaccines released in China are live attenuated vaccine, another type of hepatitis A vaccine compared to inactivated version, which is the biggest competitor for inactivated hepatitis A vaccine. The live attenuated hepatitis A vaccine manufacturers include Kunming Institute of Biological Product, Pukang Biological Co., Ltd., and Changchun Institute of Biological Products. With respect to the hepatitis A and B vaccines, we are the only company to supply hepatitis A and B vaccine in China.

With respect to the influenza vaccines, in China, we consider Hualan Biological Engineering Inc., Changchun Institute of Biological Products, Sanofi Pasteur S.A., Aleph Biological Co., Ltd. (Dalian Yalifeng) and Sanofi Pasteur S.A. as our major competitors for the market outside of China. With respect to the EV71 vaccines, we considered Kunming Institute of Biological Product and China National Biotec Group Co., Ltd. as our key competitors in China as well as outside of China.

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

We have a total of 53 issued patents and a number of pending patent applications relating to our vaccines in China. Our hepatitis A vaccine and seasonal influenza vaccine and EV71 vaccine have five, three and eight issued patents for protection, respectively.

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

We have relied on administrative protection afforded new drugs through the monitoring period provided by NMPA in the past. During the monitoring period, third party applications for manufacturing or importing the same drug are not accepted by NMPA. The administrative protection for Healive expired in December 2007 and Bilive expired in January 2008. The administrative protection was no longer implemented in China. Instead, NMPA implements a new drug monitoring period starting from the issuance of production license, aiming to collect safety data for further evaluation on new products of this kind commercialized in China. Our EV71 vaccine was granted a five-year new drug monitoring period, during which no other company is able to be approved to enter into a human clinical study of this kind of vaccine except the three products from Kunming, CNBG and Sinovac approved in China. This monitoring period of our EV71 vaccine will expire in December 2020.

We maintain 20 registered trademarks in China, including (i) Sinovac, (ii) Sinovac’s Chinese name and its logo, (iii) Healive, its Chinese name and its logo, (iv) Bilive and its Chinese name, (v) Anflu and its Chinese name, (vi) Panflu, its Chinese name and its logo, (vii) PANFLU.1 and its Chinese name, (viii) Chinese name of Inlive and (ix) EV71Vac and EntV71. We have registered “Sinovac” trademark in Canada, Malaysia and Philippines and the United States. We have registered “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany. Since the “Sinovac” trademark certificates of Columbia, India, Thailand and United States have already expired, we now deal with their renewal procedures.

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB744.9 million ($108.3 million) to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding the United States and Europe) from April 2019 to April 2020. We do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

Regulatory Framework of the Pharmaceutical Industry in the PRC

The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the NMPA regulates and supervises biopharmaceutical products under the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law, the Administration of Registration of Pharmaceuticals Procedures, and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our biopharmaceutical production is subject to the requirements on the manufacture and sale of pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical trial, declaration, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug application (“IND”), to the Centers for Drug Evaluation. The files should include pharmaceutical research, pharmacology and toxicology research, together with the records of manufacturing and testing and the sample of product candidate. We cannot commence clinical trials until we obtain the approval of IND notification. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

Clinical trials. Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of principal investigators, who are generally physicians or an independent third party not employed by us or under our control. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase II usually involves studies in a limited patient population to evaluate preliminarily the efficacy of the drug for specific, targeted conditions and to determine dosage tolerance and appropriate dosage and to identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population. Clinical trials have to be conducted in compliance with the Good Clinical Trial Practice of Pharmaceuticals.

With respect to vaccines, we also have to comply with the NMPA’s Requirements on Application for Clinical Trial of New Preventive Biological Products. The sample vaccine products must be tested by the NIFDC before they may be used in the clinical trials. We or the NMPA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

After three phases of clinical trials, we apply for New Drug Application (“NDA”). We submit to the Centers for Drug Evaluation the NDA file package, which includes a clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of products, to apply for a new drug certificate and/ or production license. For vaccines, we have to comply with the NMPA’s Guidelines for Clinical Trial Report on Vaccines.

Communication Meeting. In order to improve review process of regulatory approval, NMPA has set up a communication channel between the applicant and reviewing agencies. Applicant can discuss the material safety issue during human clinical study or significant technical issue arise during the development process with regulatory agencies. This kind of meeting can also be held at critical stages in the entire process of drug development, including before IND application, before phase II or phase III human clinical studies, before NDA application, etc.

New Drug Certificate. The Centers for Drug Evaluation will conduct a preliminary examination of our application for a new drug certificate. Once it decides to accept our application based upon such preliminary examination, the Centers for Drug Evaluation will begin technical review, and give their technical opinion to NMPA. At the meantime, according to the requirement of technical review, the Centers for Drug Evaluation can ask for an on-site examination on the circumstances of our clinical trials and pharmaceutical research. NMPA will decide whether or not to issue a new drug certificate to us. We consider obtaining the new drug certificate for our product candidates a significant milestone in our business.

Production Permit. Simultaneously with the application of new drug certificate, we also apply to NMPA for a production license to manufacture the new drug to be approved by NMPA. The production license application will be examined with similar stage procedure as for the new drug certificate, first by the Center for Drug Evaluation, and NMPA the last. After the Center for Drug Evaluation accepts the application, the Center for Drug Evaluation will review the application files and give technical opinion. If the Center for Drug Evaluation is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified.

The Center for Food and Drug Inspection will conduct an on-site inspection on our production procedures within 30 days after receipt of our application and take samples from three batches of our products, and the NIFDC will test the selected samples and later submit its testing reports to the Centers for Drug Evaluation. The Center for Food and Drug Inspection must submit the on-site production inspection report to Center for Drug Evaluation. The Centers for Drug Evaluation will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to NMPA. NMPA will decide whether or not to issue the production permit to us. If the product approval and production approval both meet the criteria, NMPA will issue the production permit together with the new drug certificate at the same time. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with effective standards and regulations.

Under certain circumstances, for instance, where drugs are developed to cure a disease without effective therapeutic methods, NMPA provides a special proceeding for its review of the new drug certificate application and production permit application relating to such drugs.

In addition, in order to encourage innovation and shorten the time of commercialization of pharmaceutical products that are urgently needed, CDE has developed a prioritized review and approval mechanism. If a product is granted prioritized status, the review will be expedited.

NMPA will specify a monitoring period ranging from three to five years when approving the first production permit for most new drugs. During this monitoring period, the manufacturers holding the new drug certificates must regularly report, among other things, the production process, efficacy, stability and side effects of the new drugs involved to the provincial level of NMPA. During the same period, NMPA will not accept any new application for approval of the same drug involved. However, if a third party has filed an application for the same drug and obtained the clinical trial permit before the monitoring period commences, the third party may still obtain a new drug certificate and production permit for the same drug.

We may also be required to conduct clinical trials prior to commencing the manufacturing of pharmaceutical products for which there are published state pharmaceutical standards.

GMP Certificate. After receiving the production permit, we should submit the GMP inspection application to the provincial level of NMPA, the provincial level of NMPA will arrange for the inspection on our facilities for purposes of GMP inspection. If we pass the GMP inspection, the provincial level of NMPA will issue the GMP Certificate. A GMP Certificate is used to approve the quality system, including quality assurance and quality control management, production management, materials and products, qualification and validation, facility and equipment. NMPA has issued GMP standards for pharmaceutical manufacturers to minimize the risks arising out of the production process of drugs that are not identified or eliminated through testing the final products. Otherwise, the application and on-site inspection of GMP can also be merged into the on-site inspection of production procedures in the NDA process.

A GMP Certificate is valid for five years and we should apply for a renewal of our GMP Certificate no later than six months prior to the expiration of our GMP Certificate.

We cannot commence the manufacture of a new drug unless and until we have obtained a valid new drug certificate, production permit and GMP Certificate.

Batch Approval. Our vaccine products cannot be distributed in the market before receiving batch approval. After we obtain the GMP certificate, we will start commercial production, after which we need to apply for batch release approval by the NIFDC for the commercial lots. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The NIFDC will review the documents and test the samples and issue a batch approval within approximately two months if our manufacture procedures and the quality of our products meet the NMPA standards. With the batch approval, we may distribute the approved batch of vaccines to the market.

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

In August 2004, we signed two 20-year leases with SinoBioway Biotech Group Co. Ltd. (“SinoBioway”), pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in the lease payment. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in Beijing, pursuant to which we leased one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building until 2013. The filling facilities were moved to Changping site in 2013, where we are setting up the commercial production facility for our pneumococcal vaccines.

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

In February 2010, we acquired a right to use approximately 312,400 square feet of land located in Changping District, Beijing (“Changping Site”) with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) on 29,021 square meters (for a total consideration of approximately RMB123.6 million ($19.1 million)). We have made all required payments by December 31, 2012. We have built a new filling and packaging line, EV71 production facilities and a warehouse on the Changping site. The new filling and packaging line and warehouse commenced operation in May 2013 and December 2010, respectively. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power to our Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products and temporarily decided to stop production at the impacted facility in order to maintain product safety, though production has resumed at this facility.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on 95,685 square meters (approximately 1,030,000 square feet) of land, located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. The construction of a varicella vaccine production plant within the existing building in Sinovac Dalian with total area of 4,458 square meters is underway. The expected annual capacity is five million doses. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012.

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

Number of Doses Sold
Products	Date of Approval	2018	2017	2016
Healive	May 2002	8.1 million	3.8 million	3.5 million
Bilive	June 2005	0.6 million	0.6 million	0.4 million
Anflu	October 2005	0.3 million	2.7 million	2.0 million
Inlive	January 2016	6.1 million	4.7 million	1.5 million
Panflu(1)	April 2008	nil	nil	1.9 million
Panflu.1(1)	September 2009	nil	nil	nil
Mumps	September 2012	0.2 million	0.3 million	0.3 million

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

Our pipeline consists of various vaccine candidates in the clinical trial development phases and production application phase in China. We obtained the approvals to conduct clinical trials of PPV, pneumococcal conjugate vaccine, sIPV, varicella vaccine and quadrivalent flu vaccine in May 2014, January 2015 and November 2015, October 2015 and November 2016, respectively. And we have filed application of production license for PPV, varicella vaccine, sIPV, quadrivalent influenza vaccine in June 2017, November 2017, December 2018, and February 2019 respectively.

Our Proprietary Rights

Healive was co-developed by Tangshan Yian and the NIFDC. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution to Sinovac Beijing. In 2002, the NIFDC, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owned the right to market and sell Healive, and that Sinovac Beijing was required to pay the NIFDC approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained Healive’s new drug certificate from the NMPA in December 1999, the production license in May 2002, and final PRC regulatory approval for production of Healive in May 2002. Production of Healive commenced in July 2002.

Bilive was initially developed by Tangshan Yian. In March 2002, Tangshan Yian and Beijing Keding entered into an agreement under which Tangshan Yian transferred to Beijing Keding its proprietary rights to Bilive at no cost. In August 2002, Sinovac Beijing acquired the proprietary rights to Bilive from Beijing Keding in consideration of a 10.7% equity interest in Sinovac Beijing and a cash payment of $18,000. Beijing Keding is owned by Mr. Weidong Yin and three other senior officers of Sinovac Beijing. We received the production license for Bilive from the NMPA in January 2005. In June 2005, we obtained the final PRC regulatory approval for production of Bilive. The cost of the proprietary rights to Bilive was expensed as purchased in-process research and development. Production of Bilive commenced in June 2005.

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor’s cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered into an agreement with the National Institute for Biological Standards and Controls (“NIBSC”), an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes and Sinovac Beijing shall negotiate with the owner of reverse genetics technology pertaining to virus strain for any commercial purpose. In April 2008, Sinovac Beijing received a production license for H5N1 from the PRC government and started to produce H5N1 vaccines for the government-stockpiling program in June 2008.

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

No amortization expenses were recorded in 2018, 2017, and 2016 for proprietary rights as they were fully amortized.

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

We have obtained the new drug certification, production license and GMP certification for our new core product, the EV71 vaccine. We started the commercial production and sales activities of EV71 vaccine in 2016. We have completed phase III clinical trials for the pneumococcal polysaccharides vaccine and filed an application of production license in 2017. We completed Phase III clinical trials on our varicella in 2017. We also completed Phase III clinical trials of Sabin-IPV vaccine in 2018. In addition, we have obtained clinical trial license for the pneumococcal conjugate vaccine.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grant that were deferred in the amount of RMB23.4 million ($3.5 million), RMB15.6 million ($2.3 million) and RMB5.0 million ($0.7 million) in 2018, 2017 and 2016, respectively. In addition, we received RMB1.7 million ($0.3 million) in other government grants and subsidies that were recognized in the statements of comprehensive income (loss) in 2018.

Deferred government grants included RMB1.9 million ($0.3 million) being the unamortized portion of a grant we received in 2007 for construction of a pandemic influenza vaccine plant and buildings (RMB3.7 million ($0.6 million) as of December 31, 2017), which will be amortized in 2019 and was included in the current portion of deferred government grants. We have fulfilled the conditions attached to the government grant.   The production facility grant requires us to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. Government grants relating to these production facilities of $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2018, 2017 and 2016, respectively, were recorded as a reduction to depreciation expense for those respective years.

Deferred government grants included RMB0.4 million ($0.1 million) being the unamortized portion of a grant we received in 2009 for purchasing equipment for H1N1 vaccine production, which will be amortized in 2019 and was included in the current portion of deferred government grants (RMB1.3 million ($0.2 million) as of December 31, 2017). We have fulfilled the conditions attached to the government grant.   Government grant relating to this production facility of $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2018, 2017 and 2016, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants included RMB0.1 million ($15,000) being the unamortized portion of a grant we received in 2013 for purchasing equipment for H5N1 vaccine production, which will be amortized in 2019 and was included in the current portion of deferred government grants. We have fulfilled the conditions attached to the government grant. Government grant relating to this production facility of $15,000, $15,000 and $15,000 for the year ended December 31, 2018, 2017 and 2016, respectively, were recorded as a reduction to the related depreciation expense.

Deferred government grants included RMB11.3 million ($1.6 million) being the unamortized portion of a grant we received in 2015 for equipment purchase and construction of the enterovirus 71 (“EV71”) vaccine production facility. We have fulfilled the conditions attached to the government grant in 2016 (RMB14.5 million ($2.2 million) as of December 31, 2017). RMB3.3 million ($0.5 million) which will be amortized in 2019 was included in the current portion of deferred government grants and RMB8.0 million ($1.1 million) which will be amortized after 2019 was included in the non-current portion of deferred government grants. RMB2.7 million ($0.4 million) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018, and RMB0.6 million ($82,000) was recorded as government recognized in income for the year ended December 31, 2018.

Deferred government grants included RMB6.7 million ($1.0 million) being the unamortized portion of a grant we received in 2017 and 2018 for phase IV clinical research for EV71 vaccine. As of December 31, 2018, we have not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Deferred government grants also included RMB10.0 million ($1.5 million) being the unamortized portion of a grant we received in 2017 for purchasing equipment for sIPV vaccine production. As of December 31, 2018, we have not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Deferred government grants included RMB4.2 million ($0.6 million) being the unamortized portion of a grant we received in 2018 for international registration for EV71 vaccine. As of December 31, 2018, we have not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Deferred government grants included RMB4.8 million ($0.7 million) being the unamortized portion of a grant we received in 2018 for research for Qudravalent & Pentavalent vaccine. As of December 31, 2018, we have not fulfilled the conditions attached to a government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

As of December 31, 2018, conditions attached to a government grant received in 2017 for certain production facilities were fulfilled in 2017, of which RMB0.1 million ($18,000) will be amortized in 2019 and RMB0.2 million ($34,000) will be amortized after 2019, and RMB0.1 million ($19,000) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018. As of December 31, 2018, conditions of seven government grants totaling RMB15.0 million ($2.2 million) have not been fulfilled by us, of which conditions attached to four grants totaling RMB7.9 million ($1.1 million) were expected to be fulfilled within one year, and were included in the current portion of the deferred government grants.

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

Revenue from Contracts with Customers

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in $nil to the opening balance of retained earnings at January 1, 2018.

Revenue is recognized when control of promised goods is transferred to our customers in an amount of consideration of which we expect to be entitled to in exchange for the goods, and we can reasonably estimates return provision for the goods.

The product return provisions are estimated based on historical return and exchange data as well as the inventory levels and the remaining shelf lives of the products in the distribution channels.

As of December 31, 2018, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine was $2.9 million, compared with $4.7 million as of December 31, 2017. Private pay sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine as a percentage of sales was 1.4% and 3.1% in 2018 and 2017, respectively. As of December 31, 2018, sales return provision for seasonal influenza vaccine returns was $nil, compared with $0.3 million as of December 31, 2017.

Deferred revenue is generally related to government stockpiling programs and advances received from customers. For government stockpiling programs of H5N1 vaccines, we generally obtains purchase authorizations from the government for a specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection.

For the year ended December 31, 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue in the Consolidated Balance Sheets.

For the year ended December 31, 2018, the Company recognized sales of $3.9 million related to contract liabilities at January 1, 2018.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2018, we provided 100% (December 31, 2017 - 100%) allowance for accounts receivable aged more than four years, approximately 96.9% (December 31, 2017 - 94.6%) allowance for accounts receivable aged between three years and four years, approximately 90.6% (December 31, 2017 - 68.5%) allowance for accounts receivable aged between two years and three years, approximately 42.1% (December 31, 2017 - 15.3%) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (December 31, 2017 - 1.2%) allowance for accounts receivable aged less than one year.

Our allowance for doubtful accounts as of December 31, 2018 was $4.6 million, compared to $4.8 million as of December 31, 2017. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $0.8 million for the year ended December 31, 2018 as compared with a provision of $0.9 million for the year ended December 31, 2017.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive and Mumps products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2018, 2017 and 2016 was $2.5 million, $1.2 million and $6.4 million, respectively.

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

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We did not record any impairment charges on long-lived assets in 2018, 2017 and 2016.

Income Tax Valuation Allowance

In 2018, we recorded $5.8 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. We will adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method and will not restate comparable periods. We will elect the package of practical expedients permitted under the transition guidance, which allow us to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. We will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. We currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on our balance sheet for certain in-scope operating leases. We do not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income (loss) data	2018	2017	2016
	(in thousands except share and per share data)
Sales	$229,650	$174,346	$72,431
Cost of sales(1)	24,723	20,240	22,393
Gross profit	204,927	154,106	50,038
Operating expenses:
Selling, general and administrative expenses(1)	137,003	87,365	41,980
Provision for doubtful accounts	820	934	1,412
Research and development expenses(1)	21,910	20,489	12,648
Loss on disposal and impairment of property, plant and equipment	75	42	478
Government grants recognized in income	(197)	(141)	(6,984)
Total operating expenses	159,611	108,689	49,534
Operating income	45,316	45,417	504
Interest and financing expenses	(1,070)	(1,569)	(1,729)
Interest income	2,016	1,183	731
Other income	321	13	100
Income (loss) before income taxes and non-controlling interests	46,583	45,044	(394)
Income tax expenses	(10,472)	(8,339)	(2,664)
Income (loss) from continuing operations	36,111	36,705	(3,058)
Income from discontinued operations, net of tax of nil	—	—	2,338
Net income (loss)	36,111	36,705	(720)
Less: (income) loss attributable to non-controlling interests	(14,329)	(10,898)	124
Net income (loss) attributable to the shareholders of Sinovac	21,782	25,807	(596)
Comprehensive income (loss)	25,115	44,803	(9,563)
Less: comprehensive (income) loss attributable to non-controlling interests	(12,507)	(12,089)	953
Comprehensive income (loss) attributable to shareholders of Sinovac	$12,608	$32,714	$(8,610)

(1)	Includes share-based compensation of $4.3 million, $1.0 million and $2.4 million in 2018, 2017 and 2016, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, and sales returns. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues when control of promised goods is transferred to our customers in an amount of consideration of which we expect to be entitled to in exchange for the goods, and we can reasonably estimates return provision for the goods.; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and patients, and our ability to maintain or increase prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and patients is influenced by the performance, promotion and academic research, and pricing of our products.

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

Pricing

In the private market, we set our price based on our production cost, the price of competitive products and acceptance level of CDC and vaccines. We also adjust our product price according to changes in the external environment to balance sales volume and gross profit, and ultimately to maximize sales profit margins.

In the public market, the government purchases vaccines for EPI market by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our products competitively to win the tenders. We believe that our emphasis on product quality is an advantage and increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2018, 2017 and 2016 amounted to $24.7 million, $20.2 million and $22.4 million, respectively, of which idle capacity amounted to $2.7 million, $2.8 million and $3.2 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity has not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense in 2018 was $95.2 million, representing 41.4% of total sales revenue of 2018, which is a 1.7% increase compared to 2017.

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

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. Our PRC subsidiaries, except for Sinovac Beijing and Sinovac Dalian, are subject to income tax at the statutory rate of 25%. Sinovac Beijing, being reconfirmed as a “High and New Technology Enterprise,” or HNTE in 2017 for a period of three years, Sinovac Dalian, being confirmed as a HNTE in 2017 for a period of 3 years, and accordingly each is subject to a preferential income tax rate of 15% from 2017 to 2019. We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements.

We evaluate our valuation allowances requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the ability to realize deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

The valuation allowances relating to the deductible temporary differences and the unused tax losses of Sinovac R&D, Sinovac Dalian and Sinovac Biomed are still required as realization of these elements of the potential tax benefits is still uncertain. Taking the valuation allowances into account, the potential tax benefits arising from the deductible temporary differences and the unused tax losses of Sinovac R&D, Sinovac Dalian and Sinovac Biomed effectively have not been recorded in the financial statements. Tax losses of our PRC subsidiaries in the amount of $27.5 million (RMB189 million) as of December 31, 2018 will expire from 2019 to 2023, if not utilized.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Sales. Total sales from continuing operations in 2018 increased by 31.7% to $229.7 million from $174.3 million in 2017. Revenue recognition of Panflu under the government stockpiling program in 2018 and 2017 were nil. The growth was mainly contributed by sales of Inlive.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31,
Sales	2018	2017
	(in thousands)
Hepatitis A vaccines	$52,420	$27,421
Hepatitis A&B vaccines	11,006	10,430
Influenza vaccines	2,028	13,544
EV71 vaccines	162,537	121,284
Mumps vaccines	1,659	1,667
Regular sales subtotal	229,650	174,346
H5N1 vaccines	—	—
Total sales	$229,650	$174,346

Gross Profit. Gross profit from continuing operations in 2018 increased by 33.0% to $204.9 million from $154.1 million in 2017. Gross margin percentage increased to 89.2% in 2018 from 88.4% in 2017. The increase of gross margin was mainly due to higher gross profit on Inlive in 2018.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses in 2018 increased by 56.8% to $137.0 million from $87.4 million in 2017. The increase was mainly due to higher selling expenses incurred on increased sales and higher professional and consulting fees associated with ongoing litigations.

We recorded total share-based compensation of $4.3 million in 2018, compared to $1.0 million in 2017. As of December 31, 2018, we had unrecognized compensation costs of $12.6 million. This unearned component will be recognized over a period of 50 months.

Research and Development Expenses. Research and development expenses in 2018, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, increased to $21.9 million in 2018 from $20.5 million in 2017.

Interest and Financing Expenses. Interest and financing expense decreased by 31.8% to $1.1 million in 2018 from $1.6 million in 2017. There were $nil and $0.3 million of interest subsidies received in 2018 and 2017, respectively.

Income Tax Expenses. Income tax expense was $10.5 million in 2018, compared to an income tax expense of $8.3 million in 2017.

Income from Continuing Operations. Income from continuing operations was $36.1 million in 2018, compared to $36.7 million in 2017.

Net Income. Net income attributable to shareholders of Sinovac was $21.8 million in 2018, compared to $25.8 million in 2017.

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

The table below sets forth a breakdown of our sales by product:

	Year ended December 31,
Sales	2017	2016
	(in thousands)
Hepatitis A vaccines	$27,421	$20,044
Hepatitis A&B vaccines	10,430	552
Influenza vaccines	13,544	9,829
EV71 vaccines	121,284	35,140
Mumps vaccines	1,667	477
Regular sales subtotal	174,346	66,042
H5N1 vaccines	—	6,389
Total sales	$174,346	$72,431

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

Net Income (loss). Net income attributable to shareholders of Sinovac was $25.8 million in 2017, compared to a net loss of $0.6 million in 2016.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Net cash provided by (used in) operating activities	$7,943	$59,756	$(13,902)
Net cash used in investing activities	(25,261)	(11,896)	(11,776)
Net cash provided by (used in) financing activities	64,180	(1,342)	27,784
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,656)	4,005	(2,268)
Increase (decrease) in cash and cash equivalents and restricted cash	42,206	50,523	(162)
Less: Net decrease in cash from discontinued operation	—	—	(143)
Increase (decrease) in cash and cash equivalents and restricted cash	42,206	50,523	(19)
Cash and cash equivalents and restricted cash at beginning of period	115,964	65,441	65,460
Cash and cash equivalents and restricted cash at end of period	$158,170	$115,964	$65,441

Operating Activities

Net cash provided by operating activities was $7.9 million in 2018, compared to net cash provided by operating activities of $59.8 million in 2017. Net cash used in our operating activities in 2018 resulted primarily from (1) our net income from continuing operations of $36.1 million, (2) an increase of short-term investment of $19.7 million, (3) an increase of accounts receivable of $13.1 million and a decrease in income tax payable of $11.8 million.

Net cash provided by operating activities was $59.8 million in 2017, compared to net cash used in operating activities of $13.9 million in 2016. Net cash provided by our operating activities in 2017 resulted primarily from (1) our net income from continuing operations of $36.7 million, (2) deferred income taxes of $4.9 million, (3) depreciation of property, plant and equipment and amortization of prepaid land lease payments of $4.9 million, (4) a decrease of accounts receivable of $13.5 million and an increase in accounts payables and accrued liabilities of $33.4 million.

Investing Activities

Net cash used in investing activities was $25.3 million in 2018, compared to $11.9 million in 2017. We invested primarily in the construction of our sIPV production facilities in 2018.

Net cash used in investing activities was $11.9 million in 2017, compared to $11.8 million in 2016. We invested primarily in the construction of our sIPV production facilities in 2017.

Financing Activities

Net cash provided by financing activities was $64.2 million in 2018 compared to net cash used in financing activities was $1.3 million in 2017. In 2018, net cash provided by our financing activities mainly included net proceeds of $85.3 million from issuance of common shares. We also received loan proceeds of $18.9 million and made loan repayments of $43.9 million in 2018.

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

Accounts Receivable

Our total accounts receivable, including other receivables, increased by $8.3 million from $66.2 million as of December 31, 2017 to $74.5 million as of December 31, 2018. Our average accounts receivable turnover time in 2018 was 117 days, as compared to 127 days in 2017.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2018	2017
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$71,728	$58,157
Aging greater than one year, net of allowance for doubtful accounts	1,239	6,512
Total trade receivable	$72,967	$64,669

Borrowings

As of December 31, 2018, we had $3.3 million in short-term bank loans, offset by $158.2 million in cash and cash equivalents, resulting in a liquid assets balance of $154.9 million, compared with $96.3 million at the end of December 31, 2017. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2018:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB4.9 million ($0.7 million)	5.25%	quarterly	May 20, 2020	construction of the PPV facilities
Bank loan from Bank of Beijing	RMB39.7 million ($5.8 million)	4.75%	quarterly	May 20, 2020	construction of the PPV facilities

On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of RMB 48 million ($7.0 million) with a term from July 2015 to May 2020 for construction of the PPV facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before May 20, 2020. RMB 4.9 million ($0.7 million) was drawn in 2015 with an annual interest rate of 5.25%, and RMB 39.7 million（$5.8 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of RMB 13.9 million ($2.0 million) were pledged as collateral as of December 31, 2018.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB5 million ($0.7 million)	5.88%	Monthly	August 16, 2019	Operation

On August 14, 2018, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of RMB 5 million ($0.7 million)  to finance its working capital requirements. The loan bears interest at 157 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.88%. Interest is payable monthly and the loan is payable on August 16, 2019. Buildings of Sinovac Dalian with a net book value of RMB 3.5 million ($0.5 million) were pledged as collateral.

Our weighted average effective interest rate on outstanding borrowings was 4.91%, 4.61% and 4.73% for the years ended December 31, 2018, 2017 and 2016, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

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

Capital Expenditures

We made capital expenditures of $5.6 million, $11.9 million and $12.7 million in 2018, 2017 and 2016, respectively. In 2018, we made $5.4 million of payments towards property, plant and equipment for construction of sIPV and varicella production facilities, in each case located in China. As of December 31, 2018, our commitments related to capital expenditures of approximately $0.6 million were primarily for the construction of our storage facilities. We will finance such commitments through long-term borrowings, proceeds from our public offerings and cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2018 for the periods indicated:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	$15,790	$4,232	$11,558	$—	$—
R&D expenses, liabilities and commitment	2,053	2,053	—	—	—
Operating lease obligations	10,795	1,037	2,780	1,620	5,358
Purchase of facilities commitments	581	581	—	—	—
Accounts payable and accrued liabilities	49,991	49,991	—	—	—
Total	$79,210	$57,894	$14,338	$1,620	$5,358

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our ability to maximize sales of our existing products within the Chinese market;
•	our ability to develop new vaccines;
•	our ability to improve our existing vaccines and lower our production costs;

•	our ability to expand our manufacturing facilities to meet the needs of the growing Chinese market and other geographic markets;
•	our ability to acquire new technologies and products;
•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;
•	our ability to compete successfully against our competitors;
•	risks associated with our corporate structure and the regulatory environment in China;
•	ongoing litigation between our Company and certain of our shareholders; and
•	other risks outlined in our filings with the Securities and Exchange Commission including this annual report on Form 20-F.

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

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title

Weidong Yin	55	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	58	Independent Director
Yuk Lam Lo(1) (2) (3)	69	Independent Director
Kenneth Lee(2) (3)	50	Independent Director
Meng Mei(1) (2) (3)	63	Independent Director
Shan Fu	51	Independent Director
Nan Wang	53	Chief Financial Officer, Vice President
Xiaomei Yin	55	Vice President, Sales and Marketing
Qiang Gao	42	Vice President, Research and Development
Jing Li	45	Vice President, Quality and Production

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

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

Mr. Shan Fu has served as an independent director since July 2018, when he was appointed as a director by the PIPE Investors in connection with the PIPE transaction described above. Mr. Fu is a Managing Partner at Vivo Capital. Vivo Capital is a healthcare focused investment firm formed in 1996 with over $3 billion under management. Prior to joining Vivo in 2013, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office. Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council. Mr. Fu is currently a director on the boards of 4 biopharma companies, 1 medical consumable company, and 1 healthcare service company.

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

In 2018, the aggregate cash compensation paid to our directors and executive officers was approximately $4.20 million.

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

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. The following tables summarize, as of December 31, 2018, the outstanding options and regular shares that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2012 Share Incentive Plan.

Name	Number of Options	Exercise Price($/Share)	Grant Date	Expiration Date
Weidong Yin	150,000	4.98	May 1, 2015	April 30, 2023
Simon Anderson	40,000	4.98	May 1, 2015	April 30, 2023
Yuk Lam Lo	40,000	4.98	May 1, 2015	April 30, 2023
Meng Mei	40,000	4.98	May 1, 2015	April 30, 2023
Kenneth Lee	40,000	4.98	May 1, 2015	April 30, 2023
Nan Wang	90,000	4.98	May 1, 2015	April 30, 2023
Xiaomei Yin	10,000	4.98	May 1, 2015	April 30, 2023
Qiang Gao	40,000	4.98	May 1, 2015	April 30, 2023
Jing Li	52,000	4.98	May 1, 2015	April 30, 2023
Others as a group	302,000	4.98	May 1, 2015	April 30, 2023
Subtotal	804,000	4.98	May 1, 2015	April 30, 2023

Name	Restricted Shares	Grant Date
Weidong Yin	160,000	March 7, 2018
Nan Wang	160,000	March 7, 2018
Xiaomei Yin	120,000	March 7, 2018
Qiang Gao	120,000	March 7, 2018
Jing Li	120,000	March 7, 2018
Others as a group	1,320,000	March 7, 2018
Subtotal	2,000,000	March 7, 2018

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

2003 STOCK OPTION PLAN

Our board of directors adopted the 2003 Stock Option Plan (the “2003 Plan”) on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success depends on our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of the 2003 Plan.

•

Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2018 an aggregate of 4,699,700 common shares have been issued pursuant to options issued under the 2003 Plan.

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

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2018, 3,073,700 common shares were issued under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

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

Board of Directors

Our Articles of Incorporation prescribe that we should have a minimum of one and a maximum of 15 directors. Currently, our board of directors comprises six board members, five of whom are independent. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that such director must disclose his interest in the contract or arrangement. There is no age limit requirement for directors. Under Antigua law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Incorporation and By-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

As described above, on March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at the 2017 AGM. We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at our 2017 AGM by the Shareholder Group was invalid. On March 13, 2018, 1Globe filed a complaint against our company in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda, to dispute the results of the election. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for additional information. In July 2018, Mr. Shan Fu was appointed to our board of directors in connection with the PIPE transaction. In 2018, our board of directors held meetings or passed resolutions by unanimous written consent 26 times.

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

In 2018, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2018, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2018, our corporate governance and nominating committee did not hold meetings or passed resolutions, instead, the matters for discussion were combined to the meetings or resolutions by the board of directors.

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

As of December 31, 2018, 2017 and 2016, we had 735, 644, and 724 full-time employees, respectively. Of our workforce as of December 31, 2018, about 108 employees are primarily engaged in research and development, 71 employees are engaged in sales and marketing, 463 employees in production related, and 93 employees in administration. As of December 31, 2018, we have a total of 135 temporary employees. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of April 19, 2019, by:

•	each of our directors and executive officers; and
•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 71,135,902 common shares outstanding as of April 19, 2019 (before taking into account the issuance of the Exchange Shares in the Exchange). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Additionally, for purposes of this item, share counts and calculations in the table below do not reflect the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Weidong Yin	6,359,500	8.94%
Simon Anderson	*	*
Yuk Lam Lo	*	*
Meng Mei	*	*
Kenneth Lee	*	*
Shan Fu	—	—
Nan Wang	*	*
Ming Xia	*	*
Xiaomei Yin	*	*
Qiang Gao	*	*
Jing Li	*	*
All directors and executive officers as a group	7,536,847	10.59%
Principal Shareholders
SAIF Partners IV(1)	10,780,820	15.16%
1Globe Capital LLC(2)	9,353,092	13.15%
Prime Success, L.P.(3)	5,900,000	8.29%
Vivo Capital(4)	5,900,000	8.29%

*	Less than 1% of our common shares.
(1)	According to the Amendment No. 6 to Schedule 13D filed with the SEC on June 27, 2017 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.
(2)

According to the Schedule 13D filed with the SEC on July 7, 2017, the Amendment No. 1 to the Schedule 13D filed with the SEC on March 23, 2018 and the Amendment No. 2 filed with the SEC on March 19, 2019 by 1Globe Capital LLC.

(3)	According to the Schedule 13G filed with the SEC on July 10, 2018 by Prime Success, L.P., Green Vision Partners Limited and Advantech Capital Partners Ltd.
(4)	According to the Amendment No. 2 to Schedule 13D filed with the SEC on August 24, 2018 by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC.

None of our existing shareholders has different voting rights from other shareholders. Holders of our Series B Preferred Shares vote together with the common shares on an as-converted basis on all matters presented to the shareholders for a vote, subject to applicable law. Except for the complaint against filed by 1Globe against Sinovac Antigua in the Antigua Court, as disclosed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” or elsewhere in this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2018, 71,139,402 of our common shares were issued and outstanding. Approximately 80% of the issued and outstanding shares were held by the record shareholders in the United States. On February 22, 2019, 27,777,341 of Sinovac Antigua’s common shares and 14,630,813 of Sinovac Antigua’s Series B preferred shares were issued into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange. As described below under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, courts in Antigua and Delaware have enjoined the Company from issuing Exchange Shares from the Trust until final resolution of such matters. Taking into account issuance of the Exchange Shares, immediately following such issuance, Sinovac Antigua had 98,918,243 common shares and 14,630,813 Series B Preferred Shares outstanding.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation.”

ITEM 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Terminated Privatization Transaction

On June 26, 2017, we entered into the Amalgamation Agreement with Parent and Sinovac Amalgamation Sub Limited, a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent would acquire Sinovac Biotech Ltd. for cash consideration equal to $7.00 per common share. On July 2, 2018, the Amalgamation Agreement was terminated.

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr.Lo and only pay our share of the utilities and property management fees, which totaled $7,000, nil and nil in 2016, 2017 and 2018 respectively.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB 1.4 million ($0.2 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from RMB 0.5 million ($75,000) to RMB 1.4 million ($0.2 million) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of RMB2.0 million ($0.3 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of RMB 1.0 million ($0.1 million). The lease commenced on September 30, 2010 and has an inital term of five years.

On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow RMB20.0 million ($2.9 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. RMB4.0 million ($0.6 million) was repaid on September 25, 2014. No repayments were made in 2018 and 2017, respectively. In 2017, Sinovac Dalian entered into an agreement to borrow RMB30.0 million ($4.4 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 6.0% per year. No repayments were made in 2018 and 2017.

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

DOJ and SEC Investigations and NASDAQ Inquiry

The Beijing People’s Court issued five judgments in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in NMPA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, our chairman, president and chief executive officer. It was asserted in the judgments that Mr. Weidong Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of RMB550,000 ($77,000) between 2002 and 2011. Mr. Weidong Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To our knowledge, the Chinese authorities have not commenced any legal proceedings or government inquiries against Mr. Yin. In December 2016, our audit committee authorized the commencement of an internal investigation into the allegations made in the judgments. The audit committee engaged Latham & Watkins LLP as independent counsel to assist with the investigation.

In 2017 and 2018, we became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the CDC. While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced nine of our former salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, our company or any of our directors or officers as defendants. To the best of our knowledge, the nine referenced employees cooperated with the procuratorate. The procuratorate did not contact us for cooperation. Upon becoming aware of these judgments, our Audit Committee expanded its internal investigation to review matters related to these judgments and our sales practices and policies, and further engaged Latham & Watkins LLP to continue the independent investigation with the expanded scope. One of the nine former sales employees has been convicted for giving bribes. The judgment states that this former sales employee took these actions without knowledge of our company. His criminal penalty was waived by the court.

After we publicly announced the internal investigation arising from the allegations in a research report in December 2016, we were notified by the SEC in February 2017 of an enforcement inquiry related to the matters discussed in the report, and in April 2017 we received a subpoena from the SEC requesting documents. In September 2017, we received an inquiry from the DOJ and we have been cooperating with the DOJ. The SEC and DOJ requested information regarding the judgments discussed above, and we cooperated with these requests.

Also in February 2017, we received an inquiry from NASDAQ related to the same matter. Further, in May 2018, we received an inquiry from NASDAQ requesting information related to the actions by Sinobioway Medicine and their impact on our operations and financial reporting. We cooperated with both of these NASDAQ inquiries.

On August 14, 2018, the SEC notified us that the SEC had concluded its investigation and would not recommend an enforcement action against us at this time. On September 12, 2018, the DOJ notified us that it had closed its investigation, with no charges. With the closure of the DOJ’s investigation, we are not aware of any pending U.S. government investigations of us related to these matters.

Class Actions

On July 3, 2017, a securities class action complaint was filed in the U.S. District Court for the District of New Jersey against Sinovac Biotech Ltd. and three of its current and former officers: Mr. Weidong Yin, our chief executive officer, Ms. Nan Wang, our chief financial officer, and Mr. Danny Chung, our former chief financial officer. The complaint asserts that statements in our annual filings for fiscal years 2012 through 2015 were false and misleading because they failed to disclose matters relating to the alleged bribery incidents, among other allegations. On September 6, 2017, the plaintiff has filed the notice of voluntary dismissal. The Court granted the dismissal without prejudice.

On July 12, 2017, an alleged shareholder of Sinovac Biotech Ltd. filed a putative class action complaint in the Supreme Court of the State of New York against Sinovac Biotech Ltd., our directors, and certain entities related to the Amalgamation Agreement, in a matter captioned Wu v. Yin, et al. The complaint alleges that our directors breached their fiduciary duties by, among other things, entering into a self-dealing transaction at a price below fair value and failing to take steps to maximize our value. The complaint also alleges that our company aided and abetted those alleged breaches of fiduciary duty. The complaint sought, among other things, an injunction preventing completion of the transactions contemplated by the Amalgamation Agreement, rescission of the Amalgamation Agreement to the extent it is implemented, damages, and attorneys’ fees. None of the defendants, including our company and certain directors, were served with the complaint, and the time for doing so now has expired. On July 3, 2018, the Amalgamation Agreement was terminated.

US Litigation

Delaware Chancery Court Action

On March 5, 2018, we filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of Sinovac Biotech Ltd. had triggered our Rights Agreement by forming a group holding approximately 45% of outstanding shares of Sinovac Biotech Ltd., in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM. Our Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to Sinovac Antigua’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that our Rights Agreement is not valid, that Mr. Weidong Yin and the Buyer Consortium had previously triggered our Rights Agreement, and that 1Globe did not trigger our Rights Agreement. Sinovac Antigua and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

On July 31, 2018, following Sinovac Antigua motions for partial summary judgment and an expedited trial date, the Delaware Chancery Court effectively stayed the action pending receipt of a post-trial decision from the Antigua Court in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment affirming the validity of Sinovac Antigua’s Rights Agreement under Antigua law, and finding that “there was a secret plan to take control” of Sinovac Antigua at the 2017 AGM.

Based upon the Antigua Court’s judgment and other facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons on or prior to the 2017 AGM and their conduct resulted in a Trigger Event under Sinovac Antigua’s Rights Agreement. As a result of becoming Acquiring Persons, the approximately 28.7 million Rights held by the Collaborating Shareholders automatically became void under the terms of the Rights Agreement. Pursuant to the Rights Agreement, our board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of approximately 27.8 million common shares and approximately 14.6 million Series B preferred shares, all of which Sinovac Antigua issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights. See “History and Development of the Company” for additional information.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. We cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

Massachusetts District Court Action

On March 5, 2018, Sinovac Antigua also filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Securities Exchange Act of 1934 by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace Sinovac Antigua’s board of directors.

On April 9, 2018, we received a document request from SEC requesting all of our documents concerning 1Globe, the Chiang Li Family, OrbiMed, certain other shareholders, and their affiliates. We have been cooperating with the SEC. We understand the SEC is investigating whether 1Globe, and possibly other shareholders, violated the U.S. securities laws. We do not have any information to suggest the SEC is investigating the actions of Sinovac Antigua or its officers and directors.

On May 21, 2018, 1Globe answered and filed counterclaims against Sinovac Antigua and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and various state law claims. In response to Sinovac Antigua motion to dismiss 1Globe’s counterclaims, on August 1, 2018, 1Globe filed amended counterclaims against Sinovac Antigua and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5, as well as state law claims of abuse of process, fraudulent misrepresentation, negligent misrepresentation, and aiding and abetting such violations, primarily arising out of allegedly false and/or misleading statements made by us regarding our business, operational, and financial results.

On August 17, 2018, the Massachusetts Court granted a consent motion to extend the deadline for Sinovac Antigua’s response to 1Globe’s counterclaims (and for any subsequent opposition by 1Globe) until after the Antigua Court issued a ruling in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment, which 1Globe appealed on January 29, 2019. Per the Massachusetts Court’s order, the parties have filed periodic status reports regarding the pending court proceedings in Antigua. No date for Sinovac Antigua’s response to 1Globe’s counterclaims has been set. We are vigorously pursuing this lawsuit; however, we cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

Also on August 1, 2018, 1Globe filed a motion for preliminary injunction seeking to enjoin Sinovac Antigua from, inter alia, altering its capital structure. On October 15, 2018, the Massachusetts Court denied 1Globe’s motion. On November 14, 2018, 1Globe filed an appeal of the denial of its motion for preliminary injunction to the United States Court of Appeals for the First Circuit. On January 10, 2019, 1Globe filed a motion to hold its appeal in abeyance pending the outcome of its separate appeal of the Antigua Court’s judgment, which Sinovac Antigua opposed.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. We attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. There will be further hearings and an appeal at which we will continue to vigorously defend the litigation; however, we cannot predict or estimate an outcome or economic burden for this case at this time.

Hong Kong Litigation

On October 8, 2018, Sinovac became aware that unauthorized documents in respect of Sinovac Hong Kong had been unlawfully filed with the Hong Kong Companies Registry and that unauthorized documents in respect of Sinovac Beijing had been unlawfully filed with the Industry and Commerce Bureau of Beijing. On October 15, 2018, Mr. Yin and Ms. Nan Wang commenced proceedings HCMP 1731/2018 before the Hong Kong High Court.

In a hearing before the Hong Kong High Court on October 19 2018, the lawful directors of Sinovac Hong Kong (“Lawful Directors”) asked the court to grant an urgent interim injunction order to restrain Mr. Li and Mr. Cao from taking further unlawful actions against Sinovac HK and its subsidiaries. At the hearing, the judge granted an interlocutory injunction in the same terms sought by the Lawful Directors restraining Mr. Pengfei Li and Mr. Jianzeng Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever.

On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made the November 28 Order and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Cao, Mr. Li and the Lawful Directors. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong, and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Beijing), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed.

On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. No hearing date has yet been fixed to hear the appeal. Mr. Yin and Ms. Wang intends to vigorously contest the appeal filed by Mr. Cao and Mr. Li. Pending the determination of the appeal, the November 28 Order remains effective and enforceable. Pursuant to the November 28 Order, the Hong Kong Companies Registry has removed the purported Sinovac Hong Kong documents from the Companies Register and updated Sinovac Hong Kong’s register of director such that the directors on record are Mr. Yin, Ms. Wang and Mr. Yuk Lam Lo.

PRC Litigation

On April 4, 2018, Sinovac Hong Kong filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing. The complaint seeks a declaration that the board resolutions dated February 6, 2018 purporting to appoint Mr. Aihua Pan as the general manager of Sinovac Beijing are invalid. On August 24, 2018, the court made a judgment in favor of Sinovac Hong Kong, which ruled that the board resolutions dated February 6, 2018 are invalid. No appeal was filed and the judgment has already become effective and enforceable.

On May 9, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing. The complaint seeks a declaration that the board resolutions passed on February 28, 2018 to appoint Mr. Weidong Yin and other senior management members are invalid. Sinobioway Medicine withdrew the lawsuit after two hearings.

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Fourth Intermediate People’s Court of Beijing. The complaint sought to hold the defendants jointly and severally liable for the torts they committed. As of the date of this annual report, this lawsuit is pending and no hearing has been held.

On September 13, 2018, Sinovac Beijing filed a complaint against Mr. Aihua Pan in the Haidian District People’s Court of Beijing. The complaint sought to request Aihua Pan return a business license of Sinovac Beijing which was reissued by the Haidian Branch of Beijing Administration for Industry and Commerce on May 10, 2018 and the seals of Sinovac Beijing which are forged by Mr. Aihua Pan. Sinovac Beijing filed a preservation application to the court. The court supported Sinovac Beijing’s preservation application and prohibited Mr. Aihua Pan from using or authorizing others to use the above-mentioned license and seals during the case hearing. As of the date of this annual report, this lawsuit is pending and no hearing has been held.

On December 24, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian District Court of Beijing. The complaint sought a declaration that all the board resolutions dated September 5, 2018, including the composition of the board, the appointment of the senior managers and the management of the corporate seals, are invalid. Sinovac Hong Kong has filed an application for adding itself as the third party in this lawsuit. As of the date of this annual report, the court has not decided whether to accept its application and the lawsuit is pending.

We cannot predict whether an ultimate outcome of the pending lawsuits will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

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

Except with respect to the Exchange and the related issuance of common shares and Series B Preferred Shares pursuant to Sinovac Antigua’s Rights Agreement, as well as the related ongoing litigation, in each case disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details

Not Applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol “SVA.” In connection with the Exchange and the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, trading of our common shares on Nasdaq has been halted since February 22, 2019.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an Antiguan company (Company No.11949) with limited liability and our affairs are governed by our Articles of Incorporation, By-laws and the International Business Corporation Act. The following are summaries of material provisions of our Articles of Incorporation, By-laws and the International Business Corporations Act.

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

Corporate Purpose

The objects for which the Company is established are set forth in the Company’s Articles of Incorporation, as follows:

1.	To conduct any and all business activities permitted by the laws of the State of Antigua and Barbuda as an International Business Corporation.

2.

To acquire and deal with any property, real or personal, to erect any buildings, and generally to do all acts and things which, in the opinion of Sinovac Antigua or the Directors, may be conveniently, or profitably, or usefully, acquired and dealt with, carried on, erected or done by Sinovac Antigua in connection with said property.

3.	To generally have and exercise all powers, rights and privileges necessary and incident to carrying out properly the objects herein mentioned.

Sinovac Antigua shall not engage in International banking, Trust, Insurance, Betting and Bookmaking or any other activity which requires a License under the International Business Corporation Act.

Sinovac Antigua shall be primarily engaged in research, development and commercialization of human vaccines for infectious diseases.

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

•	designate and issue any number of new series of preferred shares; and
•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Series B Preferred Shares

Ranking. The Series B Preferred Shares rank senior to Sinovac Antigua’s common shares, Series A Junior Participating Preferred Shares, par value $0.001 per share, and Series C Junior Participating Preferred Shares, par value $0.001 per share, and junior to all series or any other class of Sinovac Antigua’s Preferred Shares, except to the extent that any such other series or class specifically provides that it will rank on a parity with or junior to the Series B Preferred Shares.

Dividends. Holders of Series B Preferred Shares are entitled to receive (i) the same aggregate amount per share (on an as-converted basis) of all dividends (cash or in-kind) declared on the common shares and (ii) cumulative preferential dividends, payable quarterly in arrears, at an annual rate of $0.41 per annum in cash until the earlier of (a) the conversion of the Series B Preferred Shares into the common shares or (b) the listing of the Series B Preferred Shares on a nationally recognized securities exchange.

Voting Rights. Holders of Series B Preferred Shares are entitled to vote with the holders of common shares, voting together as a single class, on all matters submitted for a vote of the shareholders of Sinovac Antigua, subject to applicable law. Each Series B Preferred Share entitles the holder to a number of votes equal to the number of common shares issuable upon the conversion of such Series B Preferred Share to which such share is entitled as of the applicable record date.

Conversion. Either (i) at our option or (ii) within 90 days of approval by the shareholders of Sinovac Antigua of an increase in the number of Sinovac Antigua’s authorized but unissued common shares to such number as would be sufficient to effect the conversion of all or any portion of the outstanding Series B Preferred Shares (a “Common Share Increase”), all or such portion of the Series B Preferred Shares will be convertible into common shares on a one-for-one basis, subject to customary anti-dilution adjustments.

Listing. In the event the shareholders of Sinovac Antigua do not vote to approve a Common Share Increase at the next annual general meeting following the initial issuance of any Series B Preferred Shares, Sinovac Antigua will use its best efforts to list the Series B Preferred Shares for trading on a nationally recognized securities exchange within 180 days of such annual general meeting.

Consolidation, Merger, etc. In case Sinovac Antigua shall enter into any consolidation, amalgamation, merger, combination or other transaction in which the common shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case each Series B Preferred Share shall at the same time be similarly exchanged or changed into an amount per share (on an as-converted basis) equal to the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each common share is changed or exchanged.

Liquidation. Upon any liquidation, dissolution or winding up of Sinovac Antigua, voluntary or otherwise, the holders of Series B Preferred Shares shall be entitled to receive a preferential payment of $0.01 per share, plus an aggregate amount per share (on an as-converted basis) equal to the aggregate amount to be distributed per share to holders of common shares.

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

When a take-over offer is made and accepted (within four months) by holders of 90% of the shares affected, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the High Court of Antigua and Barbuda but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua and Barbuda law and our By-laws allow our shareholders holding not less than five per cent of the paid up voting share capital of the company to requisition a shareholder’s meeting. We are obligated under our By-laws and the International Business Corporations Act to call shareholders’ annual general meetings. See “Risk Factors — We do not currently intend to hold an annual general meeting of shareholders until after the final determination of the litigation concerning our Rights Agreement, which will delay the ability of our shareholders to vote in an election of our directors.”

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

Rights Agreement

In March 2016, we adopted our Rights Agreement that provides for the issuance of one right (a “Right”), for each of our outstanding common shares. We amended and restated our Rights Agreement for an additional 12-month period in February 2019. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by our board of directors.

Rights agreements are allowable under Delaware law. Additionally, on December 19, 2018, the High Court of Justice of Antigua and Barbuda held, following a trial, that Sinovac Antigua’s Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. The results of that appeal are currently pending.

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

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.

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

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose satisfying this requirement will be disregarded. Our common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we become a PFIC. There can be no assurance the common shares will be “regularly traded” for purposes of the mark-to-market election. Once made, the election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the common shares cease to be marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. You can access the reports that we file with the SEC at the SEC’s web site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of renminbi to U.S. dollars, and renminbi appreciated more than 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between renminbi and U.S. dollars remained within a narrow band. Since June 2010, renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2018 into renminbi at the exchange rate of $1.00 for RMB6.8755 as of December 31, 2018, such a cash balance would have been RMB6.88 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB68,755 as of December 31, 2018.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 4.91%, 4.61% and 4.73% for the years ended December 31, 2018, 2017 and 2016. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $72,000 based on our outstanding indebtedness as of December 31, 2018.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted our Rights Agreement. Pursuant to our Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a Series A Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. In February 2019, we amended our Rights Agreement to extend its term until February 2020.

On February 18, 2019, after reviewing the judgment of the High Court of Justice of Antigua and Barbuda of December 19, 2018 and considering all additional facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under Sinovac Antigua’s Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void. Pursuant to the Rights Agreement, the board of directors elected to exchange each valid and outstanding Right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for an Exchange Share. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

On February 22, 2019, in connection with the Exchange, we issued approximately 27.8 million common shares and 14.6 million Series B Preferred Shares for the benefit of the holders of valid and outstanding Rights as of that date. This issuance had the effect of significantly diluting the holdings of the shareholders that are not entitled to participate in the Exchange. The Series B Preferred Shares share equally in all dividends and distributions made on our common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. The Series B Preferred Shares are convertible into common shares at our option, or automatically upon a successful shareholder vote to increase the authorized number of common shares of Sinovac Antigua. Until the Series B Preferred Shares are converted into common shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per annum, payable quarterly in arrears.

E. Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report.

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-4 of this annual report.

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

Ernst & Young Hua Ming LLP audited our financial statements for the year ended December 31, 2017. We changed our independent auditor for the year ended December 31, 2018 from Ernst & Young Hua Ming LLP to Marcum Bernstein & Pinchuk LLP. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the periods indicated below.

	2018	2017
Audit fees(1)	$0.6 million	$1.3 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

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

On December 10, 2018, Ernst & Young Hua Ming LLP (“EYHM”) notified us that they would not stand for reappointment as our independent registered public accounting firm.

On February 2, 2019, we appointed Marcum Bernstein & Pinchuk LLP (“Marcum”) to perform an integrated audit of our consolidated balance sheet as of December 31, 2018 and the related consolidated statement of comprehensive income (loss), shareholders’ equity and cash flow for the year then ended, which includes an audit of effectiveness of our internal control over financial report as of December 31, 2018. The decision to appoint a new auditor was unanimously approved by our audit committee.

The change was not made due to any disagreements with EYHM. EYHM’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period through December 10, 2018, there have been no (i) disagreements between us and EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EYHM would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F other than the material weaknesses reported in our 2016 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission on November 22, 2017. Specifically, the material weaknesses identified as of December 31, 2016 were as follows:

(i) Lack of design of effective controls to identify, assess and review provision of non-routine benefits for employees and the related individual income tax withholding obligations.

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

The Audit Committee of the Board of Directors discussed the material weaknesses with EYHM and authorized EYHM to fully respond to the inquiries of Marcum on the material weaknesses.

We provided a copy of the above statements to EYHM and requested that EYHM furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EYHM addressed to the SEC, dated April 29, 2019, is filed as Exhibit 15.3.

During each of the fiscal years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of Marcum, neither we nor anyone on our behalf consulted Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Marcum or a reportable event.

During each of the fiscal years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of Marcum, we have not obtained any written report or oral advice that Marcum concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

1.1

Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

1.2

Certificate of Designations of Series A Junior Participating Preferred Shares (incorporated by reference to Exhibit A to Exhibit 4.1 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 29, 2016)

1.3

Certificate of Designations of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form 8-A (file no. 000-29031) filed with the Securities and Exchange Commission on February 22, 2019)

1.4

Certificate of Designations of Series C Junior Participating Preferred Shares (incorporated by reference to Exhibit 99.7 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.1

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.5

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.6

Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.7

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.8

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.9

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.10

Form of Employment Agreement between the Registrant and Officers (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 11, 2018)

4.11*	Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary

4.12

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.13*	Form of Director Indemnification Agreements
4.14

Securities Purchase Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.15

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.16

Shareholders Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.17

Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 99.9 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.18

Trust Agreement dated as of February 20, 2019 between Sinovac Biotech Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.19

Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

8.1*	List of Subsidiaries
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP
15.2*	Consent of Ernst & Young Hua Ming LLP
15.3*	Letter dated as of April 29, 2019 from Ernst & Young Hua Ming LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 29, 2019

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 29, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China
April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Sinovac Biotech Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet as of December 31, 2018 and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows and the related notes for the year ended December 31, 2018 of the Company, and our report dated April 29, 2019 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum Bernstein & Pinchuk LLP

Beijing, China
April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2017, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2(c) to the consolidated financial statements, the accompanying consolidated statements of cash flows for each of the two years in the period ended December 31, 2017 have been adjusted for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash which was adopted by the Company on January 1, 2018.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2013 to 2018.

Beijing, the People’s Republic of China

May 11, 2018

except for Note 2(c), as to which the date is April 29, 2019, as to the effect of the retrospective application of the authoritative guidance on the presentation and classification of restricted cash in the consolidated statements of cash flows.

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2018 and 2017

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$158,170	$114,415
Short-term investment (note 4)	18,908	—
Restricted cash	—	1,549
Accounts receivable – net (note 5)	74,464	66,205
Income tax receivable	2,999	—
Inventories (note 6)	25,091	19,618
Prepaid expenses and deposits (including prepaid expenses to a related party of 2018 - $354, 2017 - $366) (note 11 (b))	4,543	2,101
Total current assets	284,175	203,888
Property, plant and equipment – net (note 8)	70,920	76,430
Prepaid land lease payments (note 9)	8,304	9,028
Long–term inventories (note 7)	90	—
Long–term prepaid expenses to a related party (note 11(b))	23	25
Prepayments for acquisition of equipment	470	528
Deferred tax assets (note 13)	5,798	9,320
Total assets	$369,780	$299,219
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans (note 10)	$3,321	$18,152
Accounts payable and accrued liabilities (note 12)	49,991	59,418
Income tax payable	—	8,862
Deferred revenue (note 14)	2,907	4,073
Deferred government grants (note 15)	1,986	2,038
Total current liabilities	58,205	92,543
Deferred government grants (note 15)	5,961	4,474
Long-term bank loans (note 10)	3,890	14,849
Deferred revenue (note 14)	90	—
Loan from a non-controlling shareholder (note 11 (a))	6,705	7,070
Other non-current liabilities (note 13)	3,001	3,143
Total long-term liabilities	19,647	29,536
Total liabilities	77,852	122,079
Commitments and contingencies (notes 16 and 22)
EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 17)	71	57
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 71,139,402 (2017 –57,281,861)
Additional paid-in capital	204,998	115,339
Accumulated other comprehensive income (loss)	(2,099)	7,075
Statutory surplus reserves (note 19)	26,643	19,549
Accumulated earnings	23,820	9,132
Total shareholders' equity	253,433	151,152
Non-controlling interests	38,495	25,988
Total equity	291,928	177,140
Total liabilities and equity	$369,780	$299,219

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2018	2017	2016
Sales (note 21)	$229,650	$174,346	$72,431
Cost of sales	24,723	20,240	22,393
Gross profit	204,927	154,106	50,038
Selling, general and administrative expenses (including rent expenses incurred to a related party of 2018 - $810, 2017 - $793, 2016 - $807) (note 11(b))	137,003	87,365	41,980
Provision for doubtful accounts	820	934	1,412
Research and development expenses	21,910	20,489	12,648
Loss on disposal of property, plant and equipment (note 8)	75	42	478
Government grants recognized in income	(197)	(141)	(6,984)
Total operating expenses	159,611	108,689	49,534
Operating income	45,316	45,417	504
Interest and financing expenses – (including interest expenses incurred to a related party, 2018 - $453, 2017 - $262, 2016 - $176) (note 11(a))	(1,070)	(1,569)	(1,729)
Interest income	2,016	1,183	731
Other income, net	321	13	100
Income (loss) from continuing operations before income taxes	46,583	45,044	(394)
Income tax expense (note 13)	(10,472)	(8,339)	(2,664)
Income (loss) from continuing operations	36,111	36,705	(3,058)
Income from discontinued operations, net of tax of nil (note 3)	—	—	2,338
Net income (loss)	36,111	36,705	(720)
Less: (Income) loss attributable to non-controlling interests	(14,329)	(10,898)	124
Net income (loss) attributable to shareholders of Sinovac	$21,782	$25,807	$(596)
Income (loss) from continuing operations	36,111	36,705	(3,058)
Other comprehensive income (loss) from continuing operations, net of tax of nil
Foreign currency translation adjustments	(10,996)	8,098	(8,843)
Comprehensive income (loss) from continuing operations	25,115	44,803	(11,901)
Income from discontinued operations	—	—	2,338
Other comprehensive loss from discontinued operations, net of tax of nil
Foreign currency translation adjustments	—	—	—
Comprehensive income from discontinued operations	$—	$—	$2,338
Comprehensive income (loss)	25,115	44,803	(9,563)
Less: comprehensive (income) loss attributable to non-controlling interests	(12,507)	(12,089)	953
Comprehensive income (loss) attributable to shareholders of Sinovac	12,608	32,714	(8,610)
Earnings (loss) per share (note 20)
Basic net income (loss) per share:
Continuing operations	0.34	0.45	(0.05)
Discontinued operations	—	—	0.04
Basic net income (loss) per share	0.34	0.45	(0.01)
Diluted net income (loss) per share:
Continuing operations	0.34	0.45	(0.05)
Discontinued operations	—	—	0.04
Diluted net income (loss) per share	0.34	0.45	(0.01)
Weighted average number of shares of common stock outstanding
– Basic	64,727,146	57,033,816	56,949,083
– Diluted	64,977,554	57,101,191	56,949,083

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of U.S. dollars, expect number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory		Total	Non-
	Common stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	deficit	equity	interests	equity
Balance, December 31, 2015	56,906,561	$57	$109,944	$8,182	$13,450	$(9,980)	$121,653	$14,852	$136,505
Share-based compensation (note 18)	—	—	2,409	—	—	—	2,409	—	2,409
Exercise of stock options (note 17)	120,000	—	315	—	—	—	315	—	315
Cancellation of outstanding shares (note 17)	(14,800)	—	—	—	—	—	—	—	—
Other comprehensive loss
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	(829)	(829)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	(8,014)	—	—	(8,014)	—	(8,014)
Net loss for the year
-Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(124)	(124)
- Net loss attributable to shareholders of Sinovac	—	—	—	—	—	(596)	(596)	—	(596)
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	1,338	(1,338)	—	—	—
Balance, December 31, 2016	57,011,761	$57	$112,668	$168	$14,788	$(11,914)	$115,767	$13,899	$129,666

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated other comprehensive income (foreign
	Common stock		Additional paid-in	currency translation	Statutory surplus	Accumulated deficit)	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2016	57,011,761	$57	$112,668	$168	$14,788	$(11,914)	$115,767	$13,899	$129,666
Share-based compensation (note 18)	—	—	979	—	—	—	979	—	979
Exercise of stock options (note 17)	270,100	—	1,264	—	—	—	1,264	—	1,264
Subscriptions received (note 17)	—	—	428	—	—	—	428	—	428
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	1,191	1,191
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	6,907	—	—	6,907	—	6,907
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	10,898	10,898
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	25,807	25,807	—	25,807
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	4,761	(4,761)	—	—	—
Balance, December 31, 2017	57,281,861	$57	$115,339	$7,075	$19,549	$9,132	$151,152	$25,988	$177,140

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated other comprehensive income (loss) (foreign
	Common stock		Additional paid-in	currency translation	Statutory surplus	Accumulated deficit)	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2017	57,281,861	$57	$115,339	$7,075	$19,549	$9,132	$151,152	$25,988	$177,140
Share-based compensation (note 18)	—	—	4,305	—	—	—	4,305	—	4,305
Exercise of stock options (note 17)	109,041	—	3	—	—	—	3	—	3
Subscriptions received (note 17)	—	—	64	—	—	—	64	—	64
Cancellation of outstanding shares (note 17)	(51,500)	—	—	—	—	—	—	—	—
Issuance of new and restricted shares (note 17 and 18)	13,800,000	14	85,287	—	—	—	85,301	—	85,301
Other comprehensive income	—	—	—	—	—	—	—	—	—
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	(1,822)	(1,822)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	(9,174)	—	—	(9,174)	—	(9,174)
Net income for the year	—	—	—	—	—	—	—	—	—
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	14,329	14,329
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	21,782	21,782	—	21,782
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	7,094	(7,094)	—	—	—
Balance, December 31, 2018	71,139,402	71	204,998	(2,099)	26,643	23,820	253,433	38,495	291,928

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2018	2017	2016
Cash flows provided by (used in) operating activities
Income (loss) from continuing operations	$36,111	$36,705	$(3,058)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes (note 13)	3,146	(4,921)	(1,007)
- Share-based compensation (note 18)	4,305	979	2,409
- Inventory provision (note 6)	2,529	1,231	6,377
- Provision (recovery) for doubtful accounts	820	934	1,412
- Loss on disposal of property, plant and equipment (note 8)	75	42	478
- Depreciation of property, plant and equipment and amortization of licenses (note 8)	4,887	4,638	5,063
- Amortization of prepaid land lease payments (note 9)	249	243	247
- Government grants recognized in income	(197)	(141)	(6,984)
Changes in:
- Accounts receivable	(13,082)	(13,482)	(15,122)
- Inventories	(9,412)	(5,531)	(3,025)
- Income tax payable	(11,844)	4,948	1,720
- Prepaid expenses and deposits	(2,613)	(622)	(436)
- Deferred revenue	(892)	987	(4,959)
- Accounts payable and accrued liabilities	(6,167)	33,416	2,739
- Other non-current liabilities	28	330	339
Net cash provided by (used in) operating activities from continuing operations	7,943	59,756	(13,807)
Net cash used in operating activities from discontinued operations	—	—	(95)
Net cash provided by (used in) operating activities	7,943	59,756	(13,902)
Cash flows provided by (used in) financing activities
- Proceeds from bank loans	18,898	28,636	45,462
- Repayments of bank loans	(43,886)	(38,708)	(24,850)
- Proceeds from issuance of common stock, net of share issuance costs	85,304	1,264	315
- Proceeds from shares subscribed	64	428	—
- Government grants received (note 15)	3,800	2,598	6,857
- Loan from a non-controlling shareholder (note 11(a))	—	4,440	—
Net cash provided by (used in) financing activities	64,180	(1,342)	27,784
Cash flows used in investing activities
- Purchase of short-term investments	(19,670)	—	—
- Proceeds from disposal of equipment	22	19	26
- Acquisition of property, plant and equipment	(5,613)	(11,915)	(12,654)
- Net proceeds from disposal of subsidiary	—	—	861
Net cash used in investing activities from continuing operations	(25,261)	(11,896)	(11,767)
Net cash used in investing activities from discontinued operations	—	—	(9)
Net cash used in investing activities	(25,261)	(11,896)	(11,776)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,656)	4,005	(2,268)
Increase (decrease) in cash and cash equivalents and restricted cash, including cash from discontinued operation	42,206	50,523	(162)
Less: Net decrease in cash from discontinued operation	—	—	(143)
Increase (decrease) in cash and cash equivalents and restricted cash	42,206	50,523	(19)
Cash and cash equivalents and restricted cash, beginning of year	115,964	65,441	65,460
Cash and cash equivalents and restricted cash, end of year	$158,170	$115,964	$65,441
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,494	$1,325	$1,662
Cash paid for income taxes	$19,151	$7,909	$1,885

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2018	Percentage of ownership as of December 31, 2017	Principal activities
Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Investment holding company
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Research & Development Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd.(“Sinovac Dalian”)	January 2010	PRC	67.86%	67.86%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd.	April 2015	PRC	100%	100%	Distribution of vaccine products

2.	Significant Accounting Policies
(a)	Use of Estimates

In preparation of the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provision for product returns, allowance for doubtful accounts, inventory provisions, impairment of long-lived assets, fair value of options granted and related forfeiture rates, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

(b)	Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with maturities of three months or less when purchased.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Restricted Cash

Restricted cash is cash held as collateral for transactions and a loan the Company has entered into.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

The ending balance of cash and cash equivalents and restricted cash presented on the face of the consolidated statements of cash flows in 2018 is $158,170 (2017 - $115,964, 2016 - $65,441). It includes $ 158,170 cash and cash equivalents (2017 - $114,415, 2016 - $62,434) and $nil restricted cash (2017 - $1,549, 2016 -$3,007) as presented in consolidated balance sheets.

(d)	Short-term investments

All highly liquid investments with original maturities greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

The Company accounts for short-term debt investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

(f)	Inventories

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

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and buildings	10 to 24 years
Machinery and equipment	8 to 10 years
Motor vehicles	4 to 5 years
Office equipment and furniture	3 to 5 years
Leasehold improvements	Lesser of useful lives and term of lease

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(h)	Prepaid Land Lease Payments

Prepaid land lease payments represent amounts paid for the rights to use land in the PRC and is recorded at purchased cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the lease agreement, which ranges from 28 to 49 years.

(i)	Licenses

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

(j)	Impairment of Long-Lived Assets

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

(k)	Income Taxes

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

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the amount that is greater than 50% likely of being realized upon settlement. The Company recognizes a change in available facts after the reporting date but before issuance of the financial statements in the period when the change in facts occur, even if that new information provides a better estimate of the ultimate outcome of an uncertainty. Liabilities associated with uncertain tax positions are classified as long−term unless expected to be settled within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets.

(l)	Value-added Taxes

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue.

(m)	Revenue from Contracts with Customers

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in $nil to the opening balance of retained earnings at January 1, 2018.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods.

The product return provisions are estimated based on historical return and exchange data as well as the inventory levels and the remaining shelf lives of the products in the distribution channels.

As of December 31, 2018, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine was $2,880 (December 31, 2017 - $4,672). Private pay sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine and enterovirus 71 vaccine as a percentage of sales was 1.4% and 3.1% in 2018 and 2017, respectively. As of December 31, 2018, sales return provision for seasonal influenza vaccine returns was $nil (December 31, 2017 - $263).

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

For the year ended December 31, 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue in the Consolidated Balance Sheets.

For the year ended December 31, 2018, the Company recognized sales of $3,888 related to contract liabilities at January 1, 2018.

(n)	Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2018, $6,261 of shipping and handling costs was included in selling, general and administrative expenses (2017 - $5,759, 2016 - $1,654).

(o)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $3,901 for the year ended December 31, 2018 (2017 - $4,007, 2016 - $3,336).

(p)	Research and Development

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(q)	Government Grants

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

(r)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits incurred was $7,438 for the year ended December 31, 2018 (2017 - $6,197, 2016 - $5,473).

(s)	Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange gain of $559 for the year ended December 31, 2018 (2017 - $1,323, 2016 - $942).

Assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gain on intra-entity foreign currency transactions that are of a long-term-investment nature was $268 for the year ended December 31, 2018 (2017 - $336 in gain, 2016 - $335 in losses) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(t)	Share-based Compensation

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

(u)	Comprehensive Income (loss)

The Company’s comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(v)	Earnings (loss) Per Share

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

(w)	Operating Leases

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

(x)	Fair Value Measurements

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

As of December 31, 2018 and 2017, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

The carrying values of cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable and accrued liabilities and short-term bank loans and the current portion of long-term debt approximate their fair value because of their short-term nature. Fair value of the long-term bank loans are determined based on level 2 inputs, and the carrying amounts of long-term bank loans approximate fair value as the related interest rates approximate rates currently offered by financial institution for similar debt instruments.

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2018 and 2017.

(y)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. In 2018, foreign exchange gain of $559 is included in selling, general and administrative expenses (2017 - $1,323, 2016 - $942). As of December 31, 2018, cash and cash equivalents of $70,448 (RMB 484 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2017 - $103,370 (RMB 673 million)).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2018, 2017 and 2016, no single customer of the Company accounted for more than 10% of total sales. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than loans from a non-controlling shareholder of $6,705 with fixed interest rates as of December 31, 2018 (note 11(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 10).

(z)	Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company will adopt ASU 2016-02 on January 1, 2019 using modified retrospective method and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Results of the discontinued operations are summarized as follows:

	For the year ended December 31,
	2018	2017	2016
Sales	$—	$—	$—
Cost of sales	—	—	—
Gross profit	—	—	—
Selling, general and administrative expenses	—	—	129
Research and development expenses	—	—	—
Total operating expenses	—	—	129
Operating loss	—	—	(129)
Other income	—	—	6
Loss from discontinued operations before gain on disposition and provision for income taxes	—	—	(123)
Gain on disposal of Tangshan Yian	—	—	2,461
Provision for income taxes	—	—	—
Income from discontinued operations, net of income tax	$—	$—	$2,338

Income from discontinued operations, net of income tax, for the year ended December 31, 2016 included the results of Tangshan Yian through the disposition date of February 28, 2016.

4.	Short-term investments

As of December 31, 2018, the Company’s short-term investments comprised of only debt securities. All of the short-term held-to-maturity investments were deposits in commercial banks with maturities of less than one year and the Company has the positive intent and ability to hold those securities to maturity.

During the years ended December 31, 2018, 2017 and 2016, the Company recorded interest income from its short-term investments of $ 47, $nil and $nil in the consolidated statements of comprehensive income, respectively.

	December 31,
	2018	2017
Short-term Investments	$18,908	$—

5.	Accounts Receivable – net

	December 31,
	2018	2017
Trade receivables	$77,537	$69,448
Allowance for doubtful accounts	(4,570)	(4,779)
	72,967	64,669
Other receivables	1,497	1,536
Total accounts receivable	$74,464	$66,205

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. As of December 31, 2018, the Company provided 100% (December 31, 2017 - 100%) allowance for accounts receivable aged more than four years, approximately 96.9% (December 31, 2017 - 94.6%) allowance for accounts receivable aged between three years and four years, approximately 90.6% (December 31, 2017 - 68.5%) allowance for accounts receivable aged between two years and three years, approximately 42.1% (December 31, 2017 - 15.3%) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (December 31, 2017 - 1.2%) allowance for accounts receivable aged less than one year.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2018	2017
Aging within one year, net of allowance for doubtful accounts	$71,728	$58,157
Aging greater than one year, net of allowance for doubtful accounts	1,239	6,512
Total trade receivables	$72,967	$64,669

6.	Inventories

	December 31,
	2018	2017
Raw materials	$4,835	$3,298
Work in progress	3,930	3,275
Finished goods	16,326	13,045
Total inventories	$25,091	$19,618

For the year ended December 31, 2018, the Company charged $2,735 of excessive fixed production overhead to cost of sales (2017 - $2,757, 2016 - $3,232).

For the year ended December 31, 2018, cost of sales includes $2,529 of inventory provision for products that are changed or are likely to expire before being sold (2017 - $1,231, 2016 - $6,377).

7.	Long-term Inventories

	December 31,
	2018	2017
Finished goods	$90	—

Long-term inventories represent H5N1 vaccines with remaining shelf lives over one year and not expected to be sold within one year. These vaccines are for government stockpiling purposes.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Property, Plant and Equipment - net

	December 31,
	2018	2017
Cost
Construction in progress	$34,217	$34,566
Plant and buildings	29,195	30,851
Machinery and equipment	39,345	39,678
Motor vehicles	1,449	1,710
Office equipment and furniture	2,942	2,736
Leasehold improvements	12,336	12,972
Total cost	$119,484	$122,513
Less: Accumulated depreciation
Construction in progress	$—	$—
Plant and buildings	11,021	10,380
Machinery and equipment	26,338	24,808
Motor vehicles	1,009	1,333
Office equipment and furniture	2,064	2,000
Leasehold improvements	8,132	7,562
Total accumulated depreciation	$48,564	$46,083
Property, plant and equipment, net	$70,920	$76,430

The buildings of Sinovac Beijing with a net book value of $1,738 (RMB 11.9 million) were pledged as collateral for a bank loan from Bank of Beijing (note 10 (c)).

The buildings of the Changping facilities of Sinovac Beijing with a net book value of $10,620 (RMB 73.0 million) were pledged as collateral for bank loans from China Construction Bank (note 10(f), 10 (i)).

The buildings of Sinovac Dalian with a net book value of $514 (RMB 3.5 million) were pledged as collateral for a bank loan from Bank of China (note 10 (d)).

Net depreciation expense for the year ended December 31, 2018 was $4,887 (2017 - $4,638, 2016 - $5,063), after deduction of amortized government grant specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2018 was $75 (2017 - $42, 2016 - $478).

9.	Prepaid Land Lease Payments

	December 31,
	2018	2017
Prepaid land lease payments	$10,502	$11,098
Less: accumulated amortization	2,198	2,070
Net carrying value	$8,304	$9,028

Prepaid land lease payments of the Shangdi facilities of Sinovac Beijing with a net book value of $281 (RMB 1.9 million) were pledged as collateral (note 10 (c)) for a bank loan from Bank of Beijing.

Prepaid land lease payments of the Changping facilities of Sinovac Beijing with a net book value of $2,359 (RMB 16.2 million) were pledged as collateral (note 10 (f), 10(i)) for a bank loan from China Construction Bank.

Amortization expense for prepaid land lease payments for the year ended December 31, 2018 was $249 (2017 - $243, 2016 - $247).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Bank Loans

Summarized below are bank loans as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Industrial and Commercial Bank of China (a)	$—	$3,074
Bank of Beijing (b)	—	3,689
Bank of Beijing (c)	2,594	—
Bank of China (d)	727	—
China Merchants Bank (e)	—	3,074
China Construction Bank (f)	—	2,982
China Construction Bank (g)	—	722
Citi Bank (h)	—	4,611
Bank loans due within one year	3,321	18,152
Bank of Beijing (c)	3,890	6,851
China Construction Bank (i)	—	7,998
Long-term bank loans	3,890	14,849
Total bank loans	$7,211	$33,001

(a) On February 27, 2017, Sinovac Beijing entered into a bank loan with Industrial and Commercial Bank of China in the aggregate principal amount of $3,074 (RMB 20 million) to finance its working capital requirements. The loan bears interest at the prime rate of a one year term loan published by the People’s Bank of China, at 4.35%. Interest is payable quarterly and the loan was repaid on February 27, 2018.

(b) On September 18, 2015, Sinovac Beijing entered into a maximum credit facility of $7,202 (RMB 50 million) with Bank of Beijing to finance its working capital requirements.  $753 (RMB 4.9 million) was drawn on August 29, 2017 and was repaid on August 29, 2018. $784 (RMB 5.1 million) was drawn on September 6, 2017 and was repaid on August 29, 2018. These two tranches bore interest at 4.57% and was payable quarterly. $1,537 (RMB 10 million) was drawn on October 13, 2017, and was repaid on October 12, 2018. $615 (RMB 4 million) was drawn on November 9, 2017 and was repaid on October 12, 2018. These two tranches bear interest at 5.00% and was payable quarterly.

(c) On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $6,981 (RMB 48 million) with a term from July 2015 to May 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before May 20, 2020. $713 (RMB 4.9 million) was drawn in 2015 with an annual interest rate of 5.25%, and $5,771 (RMB 39.7 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $2,019 (RMB 13.9 million) were pledged as collateral as of December 31, 2018.

(d) On August 14, 2018, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $727 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 157 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.88%. Interest is payable monthly and the loan is payable on August 16, 2019. Buildings of Sinovac Dalian with a net book value of $514 (RMB 3.5 million) were pledged as collateral.

(e) On February 23, 2017, Sinovac Beijing entered into a one-year term bank loan with China Merchants Bank in the aggregate principal amount of $3,074 (RMB 20 million) to finance its working capital requirements, bearing interest at 4.57% per year. Interest was payable quarterly and the loan was repaid on February 22, 2018.

(f) On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of $17,284 (RMB 120 million), which was increased to $30,739 (RMB 200 million) in 2017, with China Construction Bank to finance its working capital requirements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On September 5, 2017, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $2,982 (RMB 19.4 million) to finance its working capital requirements, bearing interest at 4.57%. Interest was payable monthly and the loan was repaid on May 23, 2018.

Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $12,978 (RMB 89.2 million) were pledged as collateral against the loan as of December 31, 2018.

(g) On March 27, 2017, Sinovac R&D entered into a bank loan with China Construction Bank in the aggregate principal amount of $722 (RMB 4.7 million) to finance its working capital requirements, bearing an interest at 4.43%. Interest was payable monthly and the loan was repaid on March 26, 2018.

(h) On May 9, 2016, Sinovac Beijing entered into a revolving bank loan with Citi Bank with the aggregate principal limit of $4,611 (RMB 30 million), which was increased to $5,090 (RMB 35 million) in 2018, to finance its working capital requirements. The revolving loan bears interest at the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 4.64% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months.   The outstanding balance of $4,611 (RMB 30.0 million) as of December 31, 2017 was fully repaid in 2018.

(i) On May 6, 2015, Sinovac Beijing entered into a maximum credit facility of $10,758 (RMB 70 million) with China Construction Bank to finance construction of the Sabin inactivated polio vaccine facilities. On October 14, 2016, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $7,684 (RMB 50 million) with a term from October 2016 to October 2021. The loan bore interest at 5% below the prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 months, currently at 4.51%. Interest was payable quarterly and the loan was repayable based on the payment schedule and shall be fully repaid before October 13, 2021. $3,230 (RMB 21.0 million) was drawn in 2016 and $4,454 (RMB 29.0 million) was drawn in 2017. On August 17, 2017, Sinovac Beijing entered into a bank loan with China Construction Bank in the aggregate principal amount of $3,074 (RMB 20 million) with a term from August 2017 to October 2021. The loan bore interest at prime rate of a five-year term loan published by the People’s Bank of China, adjusted every 12 months, currently at 4.75%. Interest is payable quarterly and the loan was repayable based on the payment schedule and shall be fully repaid before October 21, 2021. $314 (RMB 2.0 million) was drawn in 2017. On April 27, 2018 and November 9, 2018, Sinovac Beijing repaid $297 (RMB 2.0 million) and $7,272 (RMB 50 million), respectively, where all outstanding balance as of December 31, 2017 was fully repaid by then. Prepaid land lease payment and buildings of the Changping facilities of Sinovac Beijing with a net book value of $12,978 (RMB 89.2 million) were pledged as collateral against the loan as of December 31, 2018.

Aggregate maturities of loans for each of the next 5 years following December 31, 2018 are as follows:

Within 1 year	$3,321
In 2020	3,890
In 2021	—
In 2022	—
In 2023	—
Total	$7,211

The weighted average interest rate for all short-term and long-term bank loans was 4.91% in 2018 (2017 - 4.61%, 2016 – 4.73%). The weighted average interest rate for short-term loans was 5.04% in 2018 (2017 – 4.51%, 2016 – 4.73%). The Company incurred $1,470 in interest and financing expenses for the year ended December 31, 2018 (2017 - $2,171, 2016 - $1,841), of which $400 was capitalized in property, plant and equipment for the year ended December 31, 2018 (2017 - $302, 2016 - $75).

11.	Related Party Transactions and Balances
(a)	Loan from a non-controlling shareholder

	December 31,
	2018	2017
Loan - non - current	$6,705	$7,070
	$6,705	$7,070

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has two loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $6,705, of which $4,378 (RMB 30 million) was borrowed on August 23, 2017 and is repayable on August 22, 2020. $2,327 (RMB 16 million) was borrowed in 2012 and amended from current to long term loan, which is repayable on November 9, 2020. These two loans are unsecured, bearing interest at 6.0% and 7.2% per year, respectively. Interest expense was $453 in 2018 (2017 - $262, 2016 - $176). Interest is payable monthly. As of December 31, 2018, $15 interest is owed on the loan from the non-controlling shareholder (December 31, 2017 - $nil). Interests of $438, $262 and $176 were paid to the non-controlling shareholder for the years ended December 31, 2018, 2017 and 2016, respectively.

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2018	2017	2016
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$810	$793	$807

In 2004, the Company entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $197 (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $75 (RMB 0.5 million) to $197 (RMB 1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of $297 (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $147 (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of five years.

On April 8, 2013, the Company entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

As of December 31, 2018, $370 (December 31, 2017 - $391) in prepaid lease payments made to SinoBioway is included in current and long-term prepaid expenses and deposits.

12.	Accounts Payable and Accrued Liabilities

	December 31,
	2018	2017
Trade payables	$5,530	$6,780
Machinery and equipment payables	861	2,191
Accrued expenses	26,810	32,620
Value added tax payable	420	239
Other tax payable	1,361	619
Withholding tax payable	71	75
Bonus and benefit payables	6,219	8,213
Other payables	8,719	8,681
Total accounts payable and accrued liabilities	$49,991	$59,418

13.	Income Taxes

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

The Company’s income (loss) before income tax from continuing operations consists of:

	For the year ended December 31,
	2018	2017	2016
Non-PRC	$(16,308)	$(3,123)	$(5,323)
PRC	62,891	48,167	4,929
Total	$46,583	$45,044	$(394)

The Company’s income (loss) before income tax from discontinued operations consists of:

	For the year ended December 31,
	2018	2017	2016
Non-PRC	$—	$—	$—
PRC	—	—	2,338
Total	$—	$—	$2,338

Income taxes that are attributed to discontinued operations in China were $nil for all the periods presented.

Income taxes attributed to the continuing operations in China consist of:

	For the year ended December 31,
	2018	2017	2016
Current income tax expenses	$(7,326)	$(13,260)	$(3,671)
Deferred tax benefits	(3,146)	4,921	1,007
Total income tax expense	$(10,472)	$(8,339)	$(2,664)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income from continuing operations before income taxes for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
	2018	2017	2016
Income (loss) from continuing operations before income taxes	$46,583	$45,044	$(394)
Income tax benefit (expense) at the PRC statutory rate	(11,646)	(11,261)	99
International tax rate differential	(3,929)	(781)	(1,331)
Super deduction for research and development expenses	1,835	1,257	461
Non-deductible expenses	(1,865)	(577)	(1,141)
Other adjustments	14	(5)	89
Effect of preferential tax rate	6,562	5,406	1,635
Change in valuation allowance	(1,429)	(2,309)	(2,430)
Effect of PRC withholding tax	(14)	(69)	(59)
Effect of prior year adjustment and restatement	—	—	13
Income tax expense	$(10,472)	$(8,339)	$(2,664)

The tax effects of temporary differences from continuing operations that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2018	2017
Inventories	355	275
Accrued expenses	3,761	8,483
Deferred government grants	1,066	684
Fixed assets	3,115	3,484
Tax losses carried forward	5,212	6,375
Less: valuation allowance	(7,711)	(9,981)
Deferred tax assets	$5,798	$9,320

In assessing the realizbility of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $7,711 as of December 31, 2018 ( December 31, 2017 - $9,981).

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company’s valuation allowance decreased by $2,270 from $9,981 as of December 31, 2017 to $7,711 as of December 31, 2018.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Tax losses of the Company’s PRC subsidiaries in the amount of $27,517 (RMB 189 million) as of December 31, 2018 will expire from 2019 to 2023, if not utilized.

As of December 31, 2018, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $99,601, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2018, the Company’s portion on the amount of unrecognized deferred tax liability was ranging from $4,980 to $9,960.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2018	2017	2016
Balance at January 1	1,873	1,842	2,027
Additions for tax positions of the current year	7	271	183
Additions for tax positions of the prior years	—	—	—
Settlement with the taxing authority	—	—	—
Lapse of statute of limitations	(199)	(240)	(368)
Balance at December 31	$1,681	$1,873	$1,842

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as part of its income tax expenses. For the year ended December 31, 2018, the Company recognized $203 in interest (December 31, 2017 - $291) and nil in penalties (December 31, 2017 - nil). The Company had $859 accrued interest as of December 31, 2018 (December 31, 2017 - $667). The PRC tax law provides statute of limitations ranging from 3 to 5 years and for transfer pricing related matters, it could be extended to 10 years. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2008.

As of December 31, 2018, the Company had unrecognized tax benefits of approximately $1,681 (December 31, 2017 - $1,873, December 31, 2016 - $1,842) and such balance was included in “other non-current liabilities”. As of December 31, 2018, unrecognized tax benefits amounting to $1,681 would affect the effective tax rate if recognized (December 31, 2017 - $1,873, December 31, 2016 - $1,842). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

14.	Deferred Revenue

Current deferred revenue included $ 2,791 of advances from customers (December 31, 2017 - $3,950) and $116 from Chinese government for stockpiling of H5N1 and hepatitis A vaccines (December 31, 2017 -  $123).

Long-term deferred revenue included $90 received from the Chinese government for stockpiling of H5N1 vaccines (December 31, 2017 - $nil).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in building or improving production facility. The amount of deferred government grants as of year end is net of research and development expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $3,546 of government grant in 2018 (2017 - $2,306, 2016 - $753) that were deferred. In addition, the Company received $254 in other government grants and subsidies for the year ended December 31, 2018 and recognized as income in the statements of comprehensive income (loss) (2017 - $292, 2016 - $6,104).

Summarized below are deferred government grants as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Construction of a pandemic influenza vaccine plant and buildings (a)	$276	$277
Purchasing equipment for H1N1 vaccine production (b)	54	136
Purchasing equipment for H5N1 vaccine production (c)	15	15
EV71 commercialization project (d)	474	502
Others (i)	1,167	1,108
Current deferred government grants	1,986	2,038
Construction of a pandemic influenza vaccine plant and buildings (a)	—	291
Purchasing equipment for H1N1 vaccine production (b)	—	57
Purchasing equipment for H5N1 vaccine production (c)	—	15
EV71 commercialization project (d)	1,168	1,735
EV71 phase IV clinical research (e)	977	784
Purchasing equipment for sIPV vaccine production (f)	1,454	1,537
EV71 international registration (g)	607	—
Quadra & Pentavalent research (h)	693	—
Others (i)	1,062	55
Non-current deferred government grants	5,961	4,474
Total deferred government grants	$7,947	$6,512

(a) Deferred government grants included $276 being the unamortized portion of a grant the Company received in 2007 for construction of a pandemic influenza vaccine plant and buildings (December 31, 2017 - $568), which will be fully amortized in 2019 and was included in the current portion of deferred government grants. The Company has fulfilled the conditions attached to the government grant. The production facility grant requires the Company to have the entire facility available to manufacture pandemic influenza vaccines at any given moment upon request by the Chinese government. $272 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018 (2017 - $266, 2016 - $271).

(b) Deferred government grants included $54 being the unamortized portion of a grant the Company received in 2009 for purchasing equipment for H1N1 vaccine production, which will be fully amortized in 2019 and was included in the current portion of deferred government grants. The Company has fulfilled the conditions attached to the government grant. $134 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018 (2017 - $131, 2016 - $133).

(c) Deferred government grants included $15 being the unamortized portion of a grant the Company received in 2013 for purchasing equipment for H5N1 vaccine production, which will be fully amortized in 2019 and was included in the current portion of deferred government grants. The Company has fulfilled the conditions attached to the government grant. $15 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018 (2017 - $15, 2016 - $15).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Deferred government grants included $1,642 being the unamortized portion of a grant the Company received in 2015 for equipment purchase and construction of the enterovirus 71 (“EV71”) vaccine production facility. The Company has fulfilled the conditions attached to the government grant in 2016. $474 which will be amortized in 2019 was included in the current portion of deferred government grants and $1,168 which will be amortized after 2019 was included in the non-current portion of deferred government grants. $412 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018 (2017 - $403, 2016 - $274), and $82 was recorded as government recognized in income for the year ended December 31, 2018 (2017 - $80, 2016 - $55).

(e) Deferred government grants included $977 being the unamortized portion of a grant the Company received in 2017 and 2018 for phase IV clinical research for EV71 vaccine. As of December 31, 2018, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(f) Deferred government grants included $1,454 being the unamortized portion of a grant the Company received in 2017 for purchasing equipment for sIPV vaccine production. As of December 31, 2018, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(g) Deferred government grants included $607 being the unamortized portion of a grant the Company received in 2018 for international registration for EV71 vaccine. As of December 31, 2018, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(h) Deferred government grants included $693 being the unamortized portion of a grant the Company received in 2018 for research for Qudravalent & Pentavalent vaccine. As of December 31, 2018, the Company has not fulfilled the conditions attached to a government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(i) As of December 31, 2018, conditions attached to a government grant received in 2017 for certain production facilities were fulfilled in 2017, of which $18 will be amortized in 2019 and $34 will be amortized after 2019, and $19 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2018. As of December 31, 2018, conditions of seven government grants totaling $2,176 have not been fulfilled by the Company, of which conditions attached to four grants totaling $1,149 were expected to be fulfilled within one year, and were included in the current portion of the deferred government grants.

16.	Commitments and Contingencies
(a)	Operating Lease Commitments

The Company leases production plant and laboratory under operating leases from its related parties (note 11(b)). Rental expense amounted to $948 for the year ended December 31, 2018 (2017 - $793, 2016 - $807).

Minimum future rental payments under operating leases for the years ending December 31 are as follows:

2019	$1,037
2020	1,457
2021	1,323
2022	810
2023	810
Thereafter	5,358
Total minimum future payments	$10,795

(b)	Other Commitments

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In addition to commitments disclosed in note 22, commitments related to R&D expenditures are $2,053 as of December 31, 2018.

Commitments related to capital expenditures for the Company are approximately $581 as of December 31, 2018.

(c)	Foreign Corrupt Practice Act Matters

The Company may be subject to legal proceedings, investigations and claims relating to the conduct of the Company’s business from time to time.

The Beijing People’s Court issued five judgments in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in NMPA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, the Company’s chairman, president and chief executive officer. It was asserted in the judgments that Mr. Weidong Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of $77 (RMB 0.6 million) between 2002 and 2011. Mr. Weidong Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To the Company’s knowledge, the Chinese authorities have not commenced any legal proceedings or government inquiries against Mr. Yin. In December 2016, the Company’s audit committee authorized the commencement of an internal investigation into the allegations made in the judgments. The audit committee engaged Latham & Watkins as independent counsel to assist with the investigation.

In addition, the Company became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the “CDC”). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced nine of the Company’s former sales persons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of its directors or officers as defendants. To the best of the Company’s knowledge, the nine referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, the audit committee expanded its internal investigation to review matters related to these judgments and the Company’s sales practices and policies, and further engaged Latham & Watkins to continue the independent investigation with the expanded scope. One of the nine former sales employees has been convicted for giving bribes. The judgment states that this former sales employee took these actions without knowledge of the Company. His criminal penalty was waived by the court.

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

On August 14, 2018, the SEC notified the Company that the SEC had concluded its investigation and would not recommend an enforcement action against the Company at this time. On September 12, 2018, the DOJ notified the Company that it had closed its investigation, with no charges.

With the closure of the DOJ’s investigation, the Company is not aware of any pending U.S. government investigations of the Company related to these matters.

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

On July 12, 2017, an alleged shareholder of the Company filed a putative class action complaint in the Supreme Court of the State of New York against the Company, its directors, and certain entities related to the Amalgamation Agreement, in a matter captioned Wu v. Yin, et al. The complaint alleges that the Company’s directors breached their fiduciary duties by, among other things, entering into a self-dealing transaction at a price below fair value and failing to take steps to maximize the value of the Company. The complaint also alleges that the Company aided and abetted those alleged breaches of fiduciary duty. The complaint sought, among other things, an injunction preventing completion of the transactions contemplated by the Amalgamation Agreement, rescission of the Amalgamation Agreement to the extent it is implemented, damages, and attorneys’ fees. None of the defendants, including the Company and certain directors, were served with the complaint, and the time for doing so now has expired. On July 2, 2018, the Amalgamation Agreement was terminated.

On March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of Sinovac Biotech Ltd. had triggered the Rights Agreement by forming a group holding approximately 45% of outstanding shares of Sinovac Biotech Ltd., in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM. The Company’s Rights Agreement is intended to promote the fair and equal treatment of all the Company’s shareholders and ensure that no person or group can gain control of the Company through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Company’s Rights Agreement is not valid, that Mr. Weidong Yin and the Buyer Consortium had previously triggered the Company’s Rights Agreement, and that 1Globe did not trigger the Company’s Rights Agreement. The Company and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

On July 31, 2018, following the Company’s motions for partial summary judgment and an expedited trial date, the Delaware Chancery Court effectively stayed the action pending receipt of a post-trial decision from the High Court of Justice, Antigua and Barbuda (“Antigua Court”) in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment affirming the validity of the Company’s Rights Agreement under Antigua law, and finding that “there was a secret plan to take control of the Company” at the 2017 AGM.

Based upon the Antigua Court’s judgment and other facts known to the board of directors, the Company’s board of directors determined that the Collaborating Shareholders became Acquiring Persons on or prior to the 2017 AGM and their conduct resulted in a Trigger Event under the Company’s Rights Agreement. As a result of becoming Acquiring Persons, the approximately 28.7 million Rights held by the Collaborating Shareholders automatically became void under the terms of the Rights Agreement. Pursuant to the Rights Agreement, the board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of approximately 27.8 million Common Shares and approximately 14.6 million Series B Preferred Shares, all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains the Company from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. The Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On May 21, 2018, 1Globe answered and filed counterclaims against the Company and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and various state law claims. In response to the Company’s motion to dismiss 1Globe’s counterclaims, on August 1, 2018, 1Globe filed amended counterclaims against the Company and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5, as well as state law claims of abuse of process, fraudulent misrepresentation, negligent misrepresentation, and aiding and abetting such violations, primarily arising out of allegedly false and/or misleading statements made by the Company regarding its business, operational, and financial results.

On August 17, 2018, the Massachusetts Court granted a consent motion to extend the deadline for the Company’s response to 1Globe’s counterclaims (and for any subsequent opposition by 1Globe) until after the Antigua Court issued a ruling in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment, which 1Globe appealed on January 29, 2019. Per the Massachusetts Court’s order, the parties have filed periodic status reports regarding the pending court proceedings in Antigua. No date for the Company’s response to 1Globe’s counterclaims has been set. The Company is vigorously pursuing this lawsuit; however, the Company cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

Also on August 1, 2018, 1Globe filed a motion for preliminary injunction seeking to enjoin the Company from, inter alia, altering the capital structure of the Company. On October 15, 2018, the Massachusetts Court denied 1Globe’s motion. On November 14, 2018, 1Globe filed an appeal of the denial of its motion for preliminary injunction to the United States Court of Appeals for the First Circuit. On January 10, 2019, 1Globe filed a motion to hold its appeal in abeyance pending the outcome of its separate appeal of the Antigua Court’s judgment, which the Company opposed.

On March 13, 2018, 1Globe filed a complaint against the Company in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company’s board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining the Company’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The Company attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing the Company from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining the Company in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. There will be further hearings and an appeal at which the Company will continue to vigorously defend the litigation; however, the Company cannot predict or estimate an outcome or economic burden for this case at this time.

17.	Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2018 and 2017, there were 71,139,402 and 57,281,861shares of common stock outstanding, respectively. As of December 31, 2018 and 2017, there was no preferred stock issued and outstanding.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

In 2018, the Company issued 1,219 shares of common stock on the exercise of employee stock options with exercise price of $2.37 per share and 107,822 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share, for 156,300 shares of stock options exercised under cashless excise with total proceeds of $3. In 2018, the Company cancelled 51,500 restricted shares previously issued to employees of the Company due to employee termination. On July 2, 2018, in connection with a private placement transaction, the Company issued 11,800,000 shares of common stock at $7.35 per share with a nine months restricted period. The Company received net proceeds of $85,299 after deducting offering expenses of approximately $1,431.

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

On May 1, 2015, the Company granted 729,000 restricted shares (the “Restricted Shares”) at par value of $0.001 and 1,341,000 options (the “Options”) under the 2012 Plan with an exercise price of $4.98, being the quoted market price of the Company’s shares at the time of grant. The options will expire on April 30, 2023. One-fifth of the Restricted Shares and Options shall vest on the first, second, third, fourth and fifth anniversaries of date of grant, respectively. The Restricted Shares are not subject to any restriction on transfer and repurchase after they are vested. 20% of the Options and Restricted Shares were vested on May 1, 2016.  On December 16, 2016, the board of directors approved that an additional 30% of the Options to be vested on December 16, 2016, and restrictions of an additional 30% of the Restricted Shares were removed on December 16, 2016. On April 25, 2018, the board of directors approved that all remaining unvested Options and Restricted Shares that were granted on May 1, 2015 were fully vested on April 25, 2018.

On January 30, 2018, the Company granted 2,800 options to employees with an exercise price of $2.37, vesting immediately. The grant expired on December 31, 2018.

On March 7, 2018, the Company granted 2,000,000 restricted shares (the “2018 Restricted Shares”) at par value of $0.001 under the 2012 Plan, to certain officers and employees of the Company. 60% of the 2018 Restricted Shares will vest on the third anniversary of the date of grant, the remaining 40% 2018 Restricted Shares will vest on the fourth and the fifth anniversary evenly.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

	Number of Options	Weighted Average Exercise Price ($/option)	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2018	1,028,500	$4.98	$2,982,650
Granted	2,800	2.37	—
Exercised	(156,300)	4.93	—
Forfeited / Expired	(71,000)	4.98	—
Outstanding as of December 31, 2018	804,000	$4.98	$1,575,840
Vested and expected to vest at December 31, 2018	804,000	$4.98	1,575,840
Exercisable as of December 31, 2018	804,000	$4.98	$1,575,840

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted Shares	Weighted Average Grant Date Fair Value ($)
Non-vested as of January 1, 2018	272,000	$4.98
Granted	2,000,000	8.25
Vested	(220,500)	4.98
Forfeited	(51,500)	4.98
Non-vested as of December 31, 2018	2,000,000	$8.25

As at December 31, 2018

Exercise Prices ($/option)	Number of Options Outstanding	Remaining Average Contractual Life (years)	Average Exercise Price ($/option)	Number of Options Exercisable	Remaining Contractual Life (years)	Average Exercise Price ($/option)
$4.98	804,000	4.33	4.98	804,000	$4.33	$4.98
	804,000	4.33	4.98	804,000	4.33	4.98

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $4,305 in 2018 (2017 - $979, 2016 - $2,409). As of December 31, 2018, there was $nil and $12,561 of unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, respectively, granted under the 2012 Plan, which will be recognized over a weighted average period of 50 months, respectively.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $13 and $413 for year ended December 31, 2018, respectively, determined as of the date of option exercise (2017 - $861, 2016 - $386).

The estimated fair value of stock options vested during the year ended December 31, 2018 was $1,135 (2017 – 384, 2016 - $1,567).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Statutory surplus reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2018 is $26,643 (2017 - $19,549).

Sinovac R&D, Sinovac Dalian and Sinovac Biomed have not made any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. The Company has not declared any dividends to the shareholder of Sinovac Beijing in 2018, 2017 and 2016. As of December 31, 2018, the Company has $nil dividend payable (December 31, 2017 - $nil).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital, additional paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $75,447 (RMB 519 million) as of December 31, 2018 (December 31, 2017, $68,353 (RMB 473 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2018, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $154,437 (December 31, 2017 - $116,365).

20.	Earnings (loss) per Share

The following table sets forth the computation of basic and diluted income (loss) attributable to shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31
	2018	2017	2016
Numerator
Income (loss) from continuing operations	$36,111	$36,705	$(3,058)
Less: Income (loss) attributable to non-controlling interests	14,329	10,898	(124)
Income (loss) attributable to shareholders of Sinovac from continuing operations	21,782	25,807	(2,934)
Income (loss) attributable to shareholders of Sinovac from discontinued operations	—	—	2,338
Net income (loss) attributable to shareholders of Sinovac	21,782	25,807	(596)
Denominator
Basic weighted average number of common shares outstanding	64,727,146	57,033,816	56,949,083
Dilutive effect of stock options	250,408	67,375	—
Diluted weighted average number of common shares outstanding	64,977,554	57,101,191	56,949,083
Basic net income (loss) per share
Continuing operations	0.34	0.45	(0.05)
Discontinued operations	—	—	0.04
Basic net income (loss) per share	0.34	0.45	(0.01)
Diluted net income (loss) per share
Continuing operations	0.34	0.45	(0.05)
Discontinued operations	—	—	0.04
Diluted net income (loss) per share	0.34	0.45	(0.01)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Anti-dilutive options and non-vested restricted shares were not included in the diluted EPS calculation for the year ended December 31, 2016.

21.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $79,224 including prepaid land lease payments, property, plant and equipment are all located in mainland China (December 31, 2017 - $85,458). The Company’s total assets by geographic location are as follows:

	December 31,
	2018	2017
Assets
Mainland China	$272,852	$289,560
Hong Kong	96,928	9,659
Total Assets	$369,780	$299,219

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2018	2017	2016
Sales
Inactivated hepatitis vaccines	$63,426	$37,851	$20,596
Influenza vaccines	2,028	13,544	9,829
Enterovirus 71 vaccines	162,537	121,284	35,140
H5N1 vaccines	—	—	6,389
Mumps vaccines	1,659	1,667	477
Total Sales	$229,650	$174,346	$72,431

The H5N1 vaccines were all sold to the Chinese government. The Company’s sales of H5N1 vaccines are dependent on government stockpiling purchases.

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2018	2017	2016
Sales
Mainland China	$215,121	$172,897	$71,184
Foreign countries	14,529	1,449	1,247
Total Sales	$229,650	$174,346	$72,431

22.	Collaboration Agreements
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

On January 29, 2015, the Company entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. The Company made a payment and recorded $nil, $nil and $300 in research and development expenses for the years ended December 31, 2018, 2017 and 2016, respectively.

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

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license issue royalty of $16 for the year ended December 31, 2018 as R&D expenses (2017 - $nil, 2016 - $nil).

(c)

On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses of H5N1 vaccines from the Chinese government. For the year ended December 31, 2013, royalties of $1,036 was capitalized as inventory costs and included in accounts payable and accrued liabilities, which was paid in May 2014. The Company accrued a royal payment of $9 as of December 31, 2018, which is payable in 2019. The Company accrued a royal payment of $8 as of December 31, 2016, which was paid in 2017. No royalties were incurred for the years ended December 31 2017.

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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded an entrance fee of $665 (€0.5 million) for the year ended December 31, 2014 as research and development expense. The Company also recorded $125 (€94) for payment made to INTRAVACC for use of sIPV viral seeds in R&D expenses for the year ended December 31, 2014. The Company recorded a milestone fee of $611 (€0.5 million) and $568 (€0.5 million) for the year ended December 31, 2018 and 2016 as research and development expense. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2017.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company made a payment of $nil for purchasing measles seeds to GSK for the year ended December 31, 2018 (2017 - $87, 2016 - $84).

23.	Subsequent Events

On December 19, 2018, the High Court of Justice of Antigua and Barbuda held that the Company’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the AGM. On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Collaborating Shareholders became Acquiring Persons on or prior to the AGM and that their conduct resulted in a Trigger Event. Pursuant to the Rights Agreement, the board of directors elected to exchange each valid and outstanding preferred share purchase right held by the Company’s shareholders (other than the Collaborating Shareholders) for a combination of 0.655 of the Company’s Common Shares and 0.345 of the Company’s newly created Series B Convertible Preferred Shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of the Company’s shareholders.

On March 6, 2019, the Delaware Court entered a Status Quo order preventing the Company from distributing Exchange Shares to any shareholders or otherwise take any action pursuant to the Rights Agreement until the conclusion of the litigation or Court order. The litigation is currently stayed pending the outcome of litigation in Antigua.

On April 4, 2019, the Antigua Appellate Court granted 1Globe’s application for injunctive relief to stay the operation of the Company’s Rights Agreement pending a ruling by the Antigua Appellate Court on 1Globe’s appeal as to the validity of the Rights Agreement.  Based on this ruling of the Antigua Appellate Court, defendants 1Globe and OrbiMed in the Delaware Action requested that the Delaware Court stay the Delaware Action pending final resolution of the Antigua Action.   On April 8, 2019, the Delaware Court stayed further proceedings in the Delaware Action pending the resolution of 1Globe’s appeal before the Antigua Appellate Court

.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$85,049	$2,140
Prepaid expenses and other receivables	1,338	478
Amount due from subsidiaries	82,581	71,097
Dividend receivables	3,195	21,280
Total current assets	172,163	94,995
Investment in subsidiaries	99,485	72,046
Total assets	$271,648	$167,041
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$1,667	$1,943
Amount due to subsidiaries	16,548	13,946
Total current liabilities	18,215	15,889
Total liabilities	$18,215	$15,889
EQUITY
Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	71	57
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 71,139,402 (2017 –57,281,861)
Additional paid-in capital	204,998	115,339
Accumulated other comprehensive income (loss)	(2,099)	7,075
Retained earnings	50,463	28,681
Total shareholders' equity	253,433	151,152
Total liabilities and equity	$271,648	$167,041

Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2018	2017	2016
Selling, general and administrative expenses	15,615	4,267	5,434
Total operating expenses	15,615	4,267	5,434
Loss from operations	(15,615)	(4,267)	(5,434)
Other expenses	(13)	—	—
Interest income	798	145	382
Equity earnings of subsidiaries, net of tax	36,612	29,929	2,118
Gain on disposal of subsidiary	—	—	2,338
Net income (loss)	21,782	25,807	(596)
Foreign currency translation adjustments	(9,174)	6,907	(8,014)
Total comprehensive income (loss)	$12,608	$32,714	$(8,610)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2018	2017	2016
Cash flows provided by (used in) operating activities
Net income (loss)	$21,782	$25,807	$(596)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Gain on disposal of subsidiary	—	—	(2,338)
- Share-based compensation	445	119	293
- Equity in earnings of subsidiaries	(36,612)	(29,929)	(2,118)
Changes in:
- Amount due from subsidiaries	(7,624)	(602)	(171)
- Prepaid expenses and other receivables	(861)	(73)	(335)
- Dividend receivables	18,085	—	—
- Amount due to subsidiaries	2,602	3,426	5,042
- Accrued expenses and other payables	(276)	887	390
Net cash provided by (used in) operating activities	(2,459)	(365)	167
Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	85,304	1,264	315
- Proceeds from shares subscribed	64	428	—
Net cash provided by financing activities	85,368	1,692	315
Increase in cash and cash equivalents	82,909	1,327	482
Cash and cash equivalents, beginning of year	2,140	813	331
Cash and cash equivalents, end of year	$85,049	$2,140	$813

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

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 16 and 22).