Form 20-F
period 2019-12-31
SINOVAC BIOTECH LTD
filed 2020-04-30
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nan Wang

Chief Financial Officer

No. 15 Zhi Tong Road,

Zhongguancun Science & Technology Park,

Changping District, Beijing 102200

People’s Republic of China

Tel: +86-10-5693-1800

Fax: +86-10-5693-1800

E-mail: ir@sinovac.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001 per share Preferred Share Purchase Rights	SVA*	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

98,903,243 Common Shares and 14,630,813 Series B Convertible Preferred Shares as of December 31, 2019

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2019, which was RMB6.9618 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 24, 2020, the noon buying rate was RMB7.0813 to $1.00.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information
A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2019, 2018 and 2017, and consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2016 and 2015 and consolidated balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

Consolidated statements of	Year ended December 31,
Comprehensive income (loss) data	2019	2018	2017	2016	2015
		(in thousands except share and per share data)
Sales	$246,053	$229,650	$174,346	$72,431	$67,414
Cost of sales(1)	32,469	24,723	20,240	22,393	18,408
Gross profit	213,584	204,927	154,106	50,038	49,006
Operating expenses:
Selling, general and administrative expenses(1)	121,468	137,003	87,365	41,980	37,481
Provision (recovery) for doubtful accounts	(306)	820	934	1,412	(49)
Research and development expenses(1)	24,254	21,910	20,489	12,648	9,490
Loss on disposal and impairment of property, plant and equipment	294	75	42	478	26
Government grants recognized in income	(688)	(197)	(141)	(6,984)	(1,637)
Total operating expenses	145,022	159,611	108,689	49,534	45,311
Operating income	68,562	45,316	45,417	504	3,695
Interest and financing expenses	(650)	(1,070)	(1,569)	(1,729)	(1,920)
Interest income	1,996	2,016	1,183	731	1,155
Other income (expenses)	912	321	13	100	(174)
Income (loss) before income taxes and non-controlling interests	70,820	46,583	45,044	(394)	2,756
Income tax expenses	(5,605)	(10,472)	(8,339)	(2,664)	(2,985)
Income (loss) from continuing operations	65,215	36,111	36,705	(3,058)	(229)
Net income (loss) from discontinued operations, net of tax of nil	—	—	—	2,338	(728)
Net income (loss)	65,215	36,111	36,705	(720)	(957)
Less: (income) loss attributable to non-controlling interests	(20,286)	(14,329)	(10,898)	124	(459)
Net income (loss) attributable to the shareholders of Sinovac	44,929	21,782	25,807	(596)	(1,416)
Preferred stock dividends	(5,128)	—	—	—	—
Net income (loss) attributable to common shareholders of Sinovac	39,801	21,782	25,807	(596)	(1,416)
Comprehensive income (loss)	62,388	25,115	44,803	(9,563)	(5,342)
Less: comprehensive (income) loss attributable to non- controlling interests	(19,681)	(12,507)	(12,089)	953	82
Comprehensive income (loss) attributable to shareholders of Sinovac	42,707	12,608	32,714	(8,610)	(5,260)
Weighted average number of common shares outstanding
- basic	94,876,946	64,727,146	57,033,816	56,949,083	56,313,927
- diluted	109,691,959	64,977,554	57,101,191	56,949,083	56,313,927
Earnings (loss) per share

Basic
Continuing operations	0.42	0.34	0.45	(0.05)	(0.02)
Discontinued operations	—	—	—	0.04	(0.01)
Basic net income (loss) per share	0.42	0.34	0.45	(0.01)	(0.03)

Diluted
Continuing operations	0.41	0.34	0.45	(0.05)	(0.02)
Discontinued operations	—	—	—	0.04	(0.01)
Diluted net income (loss) per share	0.41	0.34	0.45	(0.01)	(0.03)

Weighted average number of common shares outstanding
- basic	94,876,946	64,727,146	57,033,816	56,949,083	56,313,927
- diluted	109,691,959	64,977,554	57,101,191	56,949,083	56,313,927
Supplemental information(2)
Non-GAAP adjusted EBITDA	76,382	54,757	51,277	8,223	11,166
Non-GAAP net income from continuing operations	68,524	39,857	36,361	293	1,588
Non-GAAP Diluted EPS from continuing operations	$0.43	$0.38	$0.44	$0.01	$0.01

(1)	Includes share-based compensation of $3.0 million, $4.3 million, $1.0 million, $2.4 million and $1.0 million in 2019, 2018, 2017, 2016 and 2015, respectively.
(2)	See “Non-GAAP Measures” below.

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

The table below sets forth a reconciliation of our income (loss) from continuing operations to Non-GAAP adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Income (loss) from continuing operations	$65,215	$36,111	$36,705	$(3,058)	$(229)
Adjustments
Share-based compensation	3,003	4,305	979	2,409	952
Depreciation and amortization	4,817	5,136	4,881	5,310	6,519
Interest and financing expenses, net of interest income	(1,346)	(946)	386	998	765
Net other (income) expense	(912)	(321)	(13)	(100)	174
Income tax expense	5,605	10,472	8,339	2,664	2,985
Non-GAAP adjusted EBITDA	$76,382	$54,757	$51,277	$8,223	$11,166

The following table sets forth a reconciliation of our net income from continuing operations to non-GAAP net income from continuing operations for the periods indicated:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Net Income (loss) from continuing operations	$65,215	$36,111	$36,705	$(3,058)	$(229)
Add: Foreign exchange (gain) loss	306	(559)	(1,323)	942	865
Add: Share-based compensation	3,003	4,305	979	2,409	952
Non-GAAP net income from continuing operations	$68,524	$39,857	$36,361	$293	$1,588

The following table sets forth a reconciliation of our diluted EPS from continuing operations to non-GAAP diluted EPS from continuing operations for the periods indicated:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands except share and per share data)
Net income (loss) from continuing operations attributable to common shareholders of Sinovac	$39,801	$21,782	$25,807	$(2,934)	$(688)
Add: Preferred stock dividends	5,128	—	—	—	—
Net Income (loss) from continuing operations attributable to common shareholders of Sinovac for computing diluted earnings per share	44,929	21,782	25,807	(2,934)	(688)
Add: Non-GAAP adjustments to net income from continuing operations(1)	2,109	2,764	(344)	3,351	1,817
Non-GAAP net income attributable to common shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings per share	47,038	24,546	25,463	417	1,129

Weighted average number of shares on a diluted basis	109,691,959	64,977,554	57,101,191	56,949,083	56,313,927
Diluted earnings (loss) per share from continuing operations(2)	0.41	0.34	0.45	(0.05)	(0.02)
Add: Non-GAAP adjustments to net income per share from continuing operations(3)	0.02	0.04	(0.01)	0.06	0.03
Non-GAAP diluted earnings per share from continuing operations(4)	$0.43	$0.38	$0.44	$0.01	$0.01

(1)	See the table above about the reconciliation of net income from continuing operations to non-GAAP net income from continuing operations for more information on these non-GAAP adjustments.
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

	As of December 31,
Balance sheet data	2019	2018	2017	2016	2015
	(in thousands)
Cash and cash equivalents	$152,718	$158,170	$114,415	$62,434	$63,834
Total assets	452,299	369,780	299,219	211,355	202,927
Short-term bank loans and current portion of long-term debt	5,934	3,321	18,152	31,279	21,775
Total current liabilities	87,199	58,205	92,543	66,264	58,138
Long term debt (include due to related party)	1,436	10,595	21,919	9,448	756
Net assets	352,195	291,928	177,140	129,666	136,505
Non-controlling interests	58,176	38,495	25,988	13,899	14,852
Common stock	99	71	57	57	57
Total shareholders’ equity	$294,019	$253,433	$151,152	$115,767	$121,653

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although we are profitable in 2017, 2018 and 2019, we incurred a loss in past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We recorded a profit in 2017, 2018 and 2019. However, we incurred a loss in the past years, caused primarily by research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

As required by the PRC laws, we sell vaccines in China through Centers for Disease Control (“CDCs”) which are PRC government agencies. This exposes us to risks relating to doing business with the government.

As required by the PRC laws, we sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agencies were to be consolidated with another ministry. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of Inlive, Healive, Bilive, Anflu or mumps vaccines would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products. Sales of our enterovirus 71 (“EV71”) vaccine, Inlive, contributed 60.6%, 70.8% and 69.6% of our total sales in 2019, 2018 and 2017, respectively. Sales of our hepatitis A vaccine, Healive, contributed 23.6%, 22.8% and 15.7% of our total sales in 2019, 2018 and 2017, respectively. Sales of our hepatitis A&B vaccine, Bilive, contributed nil, 4.8% and 6.0% of our total sales in 2019, 2018 and 2017, respectively. Sales of our influenza vaccine, Anflu, 7.8%, 0.9% and 7.8% of our total sales in 2019, 2018 and 2017, respectively. Sales of our mumps vaccine contributed 8.0%, 0.7% and 1.0% of our total sales in 2019, 2018 and 2017, respectively. As a result of this relative lack of product diversification, an investment in our company would be riskier than investments in companies that offer a wide variety of products or services.

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

Successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive worldwide, we cannot assure that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. In December 2019, a strain of novel coronavirus, COVID-19, causing respiratory illness emerged in the city of Wuhan in the Hubei province of China. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. Since that time, other cities in China, including Beijing where our research and development functions and production lines are located, and other countries throughout the world have been affected by the spread of the virus. We continue to monitor the spread of COVID-19 in China and globally and have put in place and will continue to put in place measures as appropriate and necessary for our business. Any prolonged deviations from normal daily operations could negatively impact our business. Our domestic sales ceased due to suspension of vaccination by the CDCs in China, and our export is disrupted due to cancellations of cargo flights. While the full impact of this outbreak is unknown at this time, we are closely monitoring the rapid developments in the PRC cities that have become exposed to the virus and continually assessing the potential impact on our business. Any prolonged disruption of our clinical trials, suppliers or contract manufacturers could delay regulatory approvals or the commercialization of any current or future products.

Our financial prospects depend on the success of our clinical-stage and pre-clinical stage product pipeline.

We have invested significant time and resources on the development of our existing vaccine candidates, and we expect to continue to incur substantial and increasing expenditures for the development and commercialization of our vaccine candidates. Our ability to achieve revenue and profitability is dependent on our ability to complete the clinical development of our vaccine candidates, obtain necessary regulatory approvals, and have our vaccines manufactured and successfully marketed. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our vaccine candidates may not be predictive of the results of later-stage clinical trials, and initial or interim results of a trial may not be predictive of the final results. If our vaccine candidates fail to achieve their expected success in a timely manner or at all, we could experience significant delays in our ability to obtain approval for and/or to successfully commercialize our vaccine candidates. We would have expended a significant amount of capital to progress the relevant vaccine candidates to that stage, and would not realize any revenue on such vaccine candidate if it then ultimately failed to receive regulatory approval due to poor clinical trial results. It would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations.

We have devoted significant resources to research and develop various vaccines to address the pandemic threat of infectious diseases, including COVID-19, SARS, avian flu and swine flu, and will continue to devote resources to the development of vaccines to address any new needs.

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believe we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted. We have completed comprehensive preclinical studies and are conducting phase I clinical trial of COVID-19 vaccine. We cannot assure that we can successfully complete the clinical stage and manufacture this vaccine in a timely manner. Major international and China vaccine companies, universities and other research institutions are also pursuing the development of the COVID 19- vaccine. They may succeed in developing COVID-19 vaccine and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position.

Moreover, because we have limited financial and managerial resources, we focus our product pipeline on research programs and vaccine candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other vaccine candidates that later prove to have greater commercial potential.

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other applicable anti-corruption laws could subject us to penalties and other adverse consequences and corrupt practices by our competitors may place us at a competitive disadvantage.

Our executive officers, employees and other agents may violate applicable laws in connection with the marketing or sale of our products, including FCPA and applicable anti-corruption laws in China and other jurisdictions in which our products are sold or registered for sale. FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC and the countries in which we seek to do business. While we have sought to enhance measures and controls to ensure compliance with FCPA and other applicable anti-corruption laws by individuals involved with our company, our existing compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents. As discussed under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings,” we have conducted an internal investigation regarding FCPA related matters and have informed NASDAQ, the SEC and the U.S. Department of Justice (the “DOJ”) regarding these matters. On August 14, 2018, the SEC notified us that the SEC had concluded its investigation and would not recommend an enforcement action against us at this time. On September 12, 2018, the DOJ notified us that it had closed its investigation, with no charges. With the closure of the DOJ’s investigation, we are not aware of any pending U.S. government investigations on us related to these matters.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We used to estimate our market share in China based on the batch release number published by the National Institutes for Food and Drug Control (“NIFDC”) which represents the market share estimated based on published supply quantity, but not the actual number of sales in the market. We supplied 20.6%, 41.8% and 18.8% of the EV71 vaccine market in China in 2019, 2018 and 2017, respectively. We supplied 26.7%, 24.3% and 18.0% of the total hepatitis A vaccine market in China, or 71.9%, 67.8% and 75.8% of the inactivated hepatitis A vaccine market in China in 2019, 2018 and 2017, respectively. We supplied 14.8%, nil and 12.7% of the seasonal flu vaccine market in China in 2019, 2018 and 2017, respectively. We supplied 70.6%, 21.2% and 8.2% of the mumps vaccine market in China in 2019, 2018 and 2017, respectively. Our revenue could be adversely impacted if we are not able to maintain our market share.

We may not be able to maintain market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do maintain or expand market share in these markets, we may need to sell our vaccines at a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the Expanded Program on Immunization (“EPI”) in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child. Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded markets. Most provincial and municipal governments prefer to purchase lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. We are supplying vaccines in these government-funded markets at a lower price than we do in the private market, which could adversely affect our gross margin. Our revenue could also be adversely impacted if we are not able to maintain our market share of the government-funded markets in these cities and provinces. As we are making efforts to breakthrough into additional provincial and municipal public markets, we may be forced to lower our prices to win tenders, which will adversely affect our gross margin.

Since 2007, we have been selected as one of the suppliers by Beijing CDC to supply seasonal influenza vaccines to Beijing citizens. We cannot assure that we will continue to obtain orders in the future and maintain our market share. If the supply volume decreases, it would negatively impact our sales revenue in the future.

Since 2008, we have received three stockpiling orders for our H5N1 vaccine from China’s central government every two years in an amount of three million doses per order, and four stockpiling orders from Beijing government in an amount of 20,000 doses per order. The latest batch of stockpiled H5N1 vaccines for the central government expired in the first half of 2016 and we recognized the revenue upon the government inspection. The most recent batch ordered by Beijing government will expire in 2020. We cannot assure that we will receive additional stockpiling orders from governments in the future.

If CDCs, hospitals, physicians and patients do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approval for commercialization of our vaccines, they still may not gain market acceptance among CDCs, hospitals, physicians, patients and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as EV71, hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and patients about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available vaccines, CDCs, hospitals, physicians and patients might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively affected as a result of actions of shareholders or others.

On March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at to our annual general meeting of shareholders held on February 6, 2018 (the “2017 AGM”). We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at the 2017 AGM by certain of our shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”) was invalid. We refer to this ballot as the “Non-Public Submission.” On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the “Antigua Court”). The complaint sought a declaration that the five persons purportedly proposed by the Shareholder Group on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. Following a trial in early December 2018, the Antigua Court issued a judgment on December 19, 2018 that dismissed 1Globe’s claim and declared that Sinovac Antigua’s shareholder rights agreement (the “Rights Agreement”) was validly adopted as a matter of Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report.

On October 8, 2018, Sinovac became aware that unauthorized documents in respect of Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”) had been filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. Mr. Yin and Ms. Wang commenced legal proceedings before the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) (“HCMP 1731/2018”). In a hearing before the Hong Kong High Court on October 19, 2018, the judge granted an interlocutory injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Antigua or its subsidiaries, and relying on or using the forged documents in any way whatsoever. On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made orders (“November 28 Order”) and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Yin and Ms. Wang as Plaintiff, and Mr. Cao and Mr. Li as the Defendants. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong (“Lawful Directors”), and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed. The November 28 Order is effective and enforceable. The Companies Registry has removed the forged documents following the November 28 Order. On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. .The appeal does not operate as a stay on the November 28 Order except to the extent that the Court below, or the Court of Appeal otherwise directs: O.59, r. 13 (1)(a) of the Rules of the High Court. As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018. No hearing date has yet been fixed to hear the appeal.

On October 8, 2018, Sinovac also became aware that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Haidian District of Beijing (“Haidian AIC”) to change the directors of Sinovac Beijing from Mr. Yin, Ms. Wang and Mr. Dawei Mao to Mr. Cao, Mr. Li and Ms. Xiaomin Yang. Mr. Yin and Ms. Wang filed objection to such unlawful change to the Haidian AIC. On 19 March 2020, Haidian AIC issued an official decision (“AIC Decision”) declaring that (i) the unauthorized documents filed are forged and fake documents; (ii) the filing of change of directors with the forged documents is null and void; (iii) the unlawful filing to change the directors will be removed and the registration of Mr. Yin, Ms. Wang and Mr. Mao as directors of Sinovac Beijing will be restored. The parties of material interest concerned in the AIC Decision may raise objection or file a lawsuit within 60 days. As of today, nobody has filed the objection or lawsuit against the AIC Decision.

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

The ongoing litigation regarding the Rights Agreement could have a material adverse effect on the results of our operations and our financial condition.

On March 5, 2018, we filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group had triggered the Rights Agreement, by forming a group holding approximately 45% of outstanding shares, in excess of the Right Agreement’s threshold of 15%, and acting in concert prior to the 2017 AGM. The Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all our shareholders.

On April 12, 2018, 1Globe filed an amended answer to our complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Weidong Yin and the Buyer Consortium (described below) had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. The Chiang Li Family and OrbiMed filed similar responses. We, and our board of directors, believe that the actions taken by our board of directors were appropriate under the circumstances and in the interests of our company and all our shareholders. We also believe that the allegations in the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees. On March 6, 2019, the Delaware Court entered a status quo order preventing us from distributing Exchange Shares to any shareholders or otherwise take any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order. The case is stayed pending resolution of parallel litigation in Antigua.

Following a trial on the validity of the Sinovac Antigua’s Rights Agreement, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the 2017 AGM by the Shareholder Group. On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Shareholder Group, together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons on or prior to the 2017 AGM and that their conduct resulted in a “Trigger Event” under Sinovac Antigua’s Rights Agreement. Pursuant to the Rights Agreement, our board of directors elected to exchange (the “Exchange”) each valid and outstanding preferred share purchase right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of 0.655 of Sinovac Antigua’s common shares and 0.345 of Sinovac Antigua’s newly created Series B Convertible preferred shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of Sinovac Antigua’s shareholders (not including the Collaborating Shareholders). 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report.

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

On March 5, 2018, Sinovac Antigua filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace Sinovac Antigua’s board of directors. 1Globe counterclaimed to allege violations of securities laws; specifically, abuse of process, negligent misrepresentation, and fraudulent misrepresentation by Sinovac Antigua.

The litigation is currently stayed pending resolution of the parallel litigation in Antigua, and we cannot predict when or how the litigation will be resolved. There can be no assurance that we will prevail in this litigation. Preparing for this litigation, or any related litigation or related matters may result in significant costs to our company or otherwise adversely affect our business.

Disruptive actions taken by the minority shareholder of Sinovac Beijing caused suspension of production, destruction of products and disruption of our website, which may materially and adversely affect our business, financial condition and results of operations.

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd (“Sinobioway Medicine”), owns a 26.91% interest. Recent events suggest that Sinobioway Medicine’s interests are not aligned with our interests. We cannot assure that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing.

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

In February 2018, Mr. Aihua Pan, the representative of Sinobioway Medicine, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and articles of association and was unlawful. On March 5, 2018, Sinovac Biotech announced actions taken to enhance the corporate governance and management of Sinovac Beijing, including the appointment of Mr. Dawei Mao, Chairman of Zhongke Biopharmaceutical Co., Ltd., as a director of Sinovac Beijing. He replaced Ms. Xiaomin Yang, the current President of Sinobioway Group Co., Ltd. In addition, in March 2018, Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing signed new employment agreements with Sinovac Biotech Ltd. and Sinovac Beijing.

On April 17, 2018, Mr. Aihua Pan and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. In addition, these individuals disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to these disruptive actions, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility, though production has resumed at this facility months later. Sinovac Beijing was also forced to destroy the bacterial seeds intended for use in the production of its 23-valent pneumococcal polysaccharide vaccine (“PPV”) and to suspend all preparations for and ultimately postpone the inspection by NMPA, formerly known as the PRC State Food and Drug Administration, of the manufacturing site necessary for 23-valent PPV production approval.

These and other actions taken by the representative of Sinobioway Medicine may materially and adversely affect our business, financial condition and results of operations. We also cannot assure you that the representative of Sinobioway Medicine will cease from interfering with our business.

We do not currently intend to hold an annual general meeting of shareholders until after the final determination of the litigation concerning the Rights Agreement, which will delay the ability of our shareholders to vote in an election of our directors.

With the ongoing litigations concerning the Exchange and the Rights Agreement, we have not been able to hold an annual meeting of shareholders since February 2018, and will not be able to hold an annual meeting of shareholders before the final determination of such litigations. Therefore, our shareholders will not have the opportunity to vote in an election of our directors for an indeterminate amount of time. If our shareholders want us to hold an annual meeting prior to the final determination of these ongoing litigations, they may attempt to force us to hold one under Antigua law.

We may not achieve the expected return on our investment in Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”).

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($8.6 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($20.1 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.2 million). In October 2016, we increased our ownership in Sinovac Dalian to 67.86% by making an additional RMB80.0 million ($11.5 million)

capital contribution. In 2019, 2018 and 2017, we provided a loan of RMB30 million ($4.3 million), RMB30 million ($4.3 million) and RMB20 million ($2.9 million), respectively, to Sinovac Dalian. We cannot assure that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful. As such, we could incur related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

The interests of the minority shareholder of Sinovac Beijing and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

Under China’s joint venture regulations, the unanimous approval of members of a joint venture’s board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. If our interests diverge from those of our minority shareholders, they may exercise their rights under PRC laws to protect their own interests, which may be adverse to ours. As a result, our ability to manage these subsidiaries may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations. Recent disruptive actions taken by Sinobioway Medicine suggest that its interests are not aligned with our interests. We cannot assure that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing. To date, Dalian Jin Gang Group has been cooperative with us in handling matters with respect to the business of Sinovac Dalian. We cannot assure, however, that Dalian Jin Gang Group will continue to act in a cooperative manner in the future.

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

We may have difficulty in obtaining sufficient volunteer subjects enrollment or finding qualified investigators to conduct the clinical trials as planned and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of development of a product for a particular indication.

A setback in any of our clinical trials could adversely affect our share price.

Clinical trials are an important part of vaccine research before any vaccine is approved for commercial use in humans. Setbacks in any phase of the clinical trials of our product candidates could have a material adverse effect on our business and prospects and financial results and would likely cause a decline in the price of our common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of our common shares could decline.

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

As described more fully above, a representative of Sinobioway Medicine, who was the Chairman of the board of directors of Sinovac Beijing, and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power to our Shangdi site, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily decided to stop production at the impacted facility, though production has resumed at this facility months later.

Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes and terrorist attacks, could significantly impair our ability to manufacture products and operate business and could also delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities.

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

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2019, we had approximately $152.7 million in cash and cash equivalents. We expect to undertake significant future financings in order to:

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

Sinovac Antigua is authorized to issue 100,000,000 common shares, 98,903,243 of which are issued and outstanding. To increase the number of authorized common shares, we must amend Sinovac Antigua’s Articles of Incorporation and By-laws, which requires (i) the majority of common shares be present for a quorum, and (ii) affirmative vote of two thirds of common shares (excluding Series B Preferred Shares) present and voting at the general meeting. We cannot assure that Sinovac Antigua will be able to collect sufficient affirmative votes to amend its Articles of Incorporation and By-laws. If we fail to increase the number of authorized commons shares of Sinovac Antigua, we will lack common shares for future issuance of equity securities.

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

On July 2, 2018, we completed a private placement of our common shares (the “PIPE”) with private investors Vivo Capital and Advantech Capital (the “PIPE Investors”), whereby we received gross proceeds of $86.73 million. The proceeds of this offering will be used to increase our capabilities in research relating to quality control and to build additional production facilities to support the development and commercialization of sabin inactivated polio vaccine (“sIPV”) -based combination vaccine and other new vaccine projects. These investments have not yet been made due in part to the disruptive actions of certain of our shareholders and the related litigation, which remains ongoing.

The shares owned by the PIPE Investors currently represent approximately 20.78% of the voting rights in respect of our share capital (after taking into account the shares issued in the Exchange under the Rights Agreement). Further, the PIPE Investors are entitled to appoint a designee and observer to Sinovac Antigua’s board of directors. Accordingly, the PIPE Investors may have the ability to influence the direction of Sinovac Antigua or the outcome of most matters submitted for the vote of our shareholders. In any of these matters, the interests of the PIPE Investors may differ from or conflict with the interests of our other shareholders.

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

If we are unable to attract, train, retain and motivate our third-party marketing agents, sales of our products may be materially and adversely affected.

We rely on our third-party marketing agents, who are dispersed across China, to market our products to CDCs and other healthcare institutions. We believe that our future success will depend on the dedication, efforts and performance of our third-party marketing agents. There are only limited numbers of competent and qualified marketing agents in the China vaccine industry. Our competitors may provide commissions or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing our products. If we are unable to attract, train, retain and motivate our marketing agents, sales of our products may be materially and adversely affected.

Anti-corruption measures taken by the PRC government to correct corruptive practices in the vaccine industry could adversely affect our sales and reputation.

The PRC government has taken anti-corruption measures to correct corrupt practices. In the vaccine industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the officials of CDCs in connection with recommendation of a certain vaccine. We do not control the business activities of our third-party marketing agents, who might engage in corrupt practices to promote our products, which may be unknown to us. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party marketing agents, these policies may not be completely effective. If any individual of our sales staff or any of our third-party marketing agents engages in corrupt practices and the PRC government takes enforcement action, our own practices and the market agents’ practices may be checked or investigated. If this occurs, our sales and reputation may be materially and adversely affected.

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

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Sinobioway Medicine. The technologies related to our hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”). Some of the predecessor shareholders of Sinovac Beijing, including Shenzhen Kexing Biological Engineering Ltd. (“Shenzhen Kexing”), Sinobioway Medicine, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian, were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Certain of our acquisitions of intellectual property rights and equity interests were subject to these requirements.

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

In addition, before we acquired our 73.09% equity interest in Sinovac Beijing, it had undergone multiple changes in its shareholders and the amounts held by its shareholders. Some of the EOSA shareholders of Sinovac Beijing have sold, transferred or assigned their respective equity interests in Sinovac Beijing without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interest in Sinovac Beijing.

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

The Rights Agreement and certain provisions of our By-laws may discourage a change of control.

In March 2016, we adopted the Rights Agreement that provides for the issuance of one right (a “Right”) for each of our outstanding common shares. We amended and restated the Rights Agreement in February 2019 that provides for the issuance of one Right for each of our outstanding common shares and Series B Preferred Shares. In February 2020, we further amended the amended and restated Rights Agreement to extend its term until February 2021. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of common shares and Series B Preferred Shares on terms not approved by our board of directors.

As described above, 1Globe is appealing the judgment of the Antigua Court that the Rights Agreement is valid. If 1Globe is successful, our shareholders will not benefit from the protections of the Rights Agreement and our company may be subject to abusive or coercive tactics by certain shareholders to gain control of our company or our board of directors without paying all shareholders a control premium. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains our company from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal. The appeal decision is pending as of the date of this annual report.

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

We had 910 full-time employees as of December 31, 2019 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of all our executive officers in the future.

As described above, a representative of Sinobioway Medicine, who was the Chairman of the board of directors of Sinovac Beijing, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Weidong Yin, Ms. Nan Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and the articles of association of Sinovac Beijing and was unlawful. As also described above, the representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. As a result of these actions, our ability to attract and retain the talent required for our business may be materially harmed.

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

We are exposed to other risks associated with international operations, including:

•	political instability;
•	economic instability and recessions;
•	trade wars and trade disputes;
•	changes in tariffs;
•	difficulties of administering foreign operations generally;
•	limited protection for intellectual property rights;
•	obligations to comply with a wide variety of foreign laws and other regulatory approval requirements;
•	increased risk of exposure to terrorist activities;
•	financial condition, expertise and performance of our international distributors;
•	export license requirements;
•	unauthorized re-export of our products;
•	potentially adverse tax consequences;
•	inability to effectively enforce contractual or legal rights; and
•	exchange rate fluctuations or devaluation of foreign currencies.

We may undertake acquisitions which may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Our growth strategy may involve the acquisition of new production lines, technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions and strategic alliances could require that our management develop expertise in new areas or new geographies, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

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

However, we sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. We may not be able to ensure that such non-U.S. distributors fully comply with all applicable U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our common shares.

Based on the market price of our common shares and the value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year. As a result, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have relied on the market price as of the last date of the last trading day in our determination. We cannot provide any assurances that the actual value of our shares are not materially different on actual measurement dates and as to whether the IRS will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. NMPA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization (“WHO”) has confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. In July 2018, Changchun Changsheng Life Science Co., Ltd. was found by the government to have falsified production records. Although the government has determined to levy a $1.3 billion fine on the company, such negative publicity has led to lower demand for vaccination in China in 2018, which has in turn negatively affected the whole vaccine industry.

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

In connection with the Exchange and the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, NASDAQ implemented a halt in trading in Sinovac Antigua’s common shares in order to facilitate the orderly distribution of the Exchange Shares. In light of the ongoing litigation concerning the Rights Agreement, there can be no assurance when or if this halt will be lifted. NASDAQ has continued listing standards that we must maintain on an ongoing basis in order to continue the listing of our common shares. If NASDAQ determines that we fail to meet these continued listing requirements, our common shares may be subject to delisting.

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

We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future. In addition, in light of the incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China in 2016, the government has changed policies and regulations related to the vaccine sales and distribution in China. Before the policy was issued, human vaccine sales were halted in China for months. The vaccine purchase and delivery was resumed in second half of 2016. We are not able to estimate whether there will be any other change of policies and regulations on our business in the future, which will negatively impact on business in the future.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from NMPA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years to develop and obtain regulatory approvals to commercialize Bilive and Anflu, respectively. EV71 vaccine took us eight years from 2008 to 2016 to develop and obtain regulatory approvals.

There can be no assurance that all of the clinical trials pertaining to our vaccines in development will be completed within the timeframes currently anticipated by us. We could encounter difficulties in enrolling patients for clinical trials or encounter setbacks while conducting clinical trials that result in delays or cancellation. Data obtained from pre-clinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approvals, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approvals. In addition, we may encounter delays or rejections in the event of additional regulation from future legislation, administrative action or changes in the NMPA policy or if unforeseen health risks become an issue with the participants of clinical trials.

Clinical trials may fail at any stage. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for five years and we need to apply for renewal six months prior to their expiration. The process to approve our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

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

Outside the PRC, our ability to market some of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. For example, our hepatitis A vaccine, Healive, can be supplied to certain international organizations and is eligible to participate into the tender process in some countries as it has passed the WHO prequalification assessment (“WHO PQ”). However, there are still countries that require additional marketing authorization to sell in such countries despite the WHO PQ status. These foreign regulatory approval processes include the risks associated with the NMPA approval process described above and may include additional risks.

Because the medical conditions that our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing and additional regulations.

In response to a pandemic or the perceived risk of a pandemic, governments in the PRC and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza and the recent COVID-19 could subject our manufacturing facilities to seizure by the PRC government. The PRC government might grant compulsory licenses to allow our competitors to manufacture products that are protected by our patents or use our technology, using funds received from government agencies.

We deal with hazardous materials that may cause injury to others. These materials are regulated by environmental laws that may impose significant costs and restrictions on our business.

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot eliminate the risk of accidental contamination or injury to our employees or others from the use, manufacture, storage, handling or disposal of hazardous materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and the liability could exceed our resources or applicable insurance coverage we may have.

We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by relevant governmental agencies. It is likely that China will continue to adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although our facilities passed an environmental examination conducted in 2004 by the Beijing Municipal Environment Protection Bureau on our hepatitis A vaccine production line and passed the same examination on our seasonal flu vaccine production line and filling and packaging line in 2005 and 2008, respectively, we cannot assure that we will continue to pass similar environmental examinations on any future production facilities that we may construct.

We have already obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing in 2011. We produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. According to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We have canceled the construction plan for our influenza vaccine production facility in Changping. A new environmental impact assessment report regarding the change was submitted to the relevant environment protection authorities and passed the government inspection in 2011. We also added a sIPV production facility to the Changping construction plan in 2016. The relevant environmental impact assessment report was submitted to the relevant government authorities and passed the government evaluation. The approval on this report was already obtained. The construction of sIPV has been completed, and we have commenced the clinical trial. We cannot assure that we will continue to obtain the approval on environmental impact assessment report for any future production facilities that we may construct.

In addition, we have obtained approval for the environmental impact assessment report for PPV production facility at our Shangdi site in 2014. We are required to pass the government inspection to launch the commercial production of PPV. If we fail to pass the inspection, we cannot commence commercial production of the product. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate any risk related to environmental pollution or violation of environmental law.

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

Uncertainties exist with respect to how the PRC Vaccine Administration Law may impact our current operations.

The PRC Vaccine Administration Law became effective on December 1, 2019. It is China’s first legislation dedicated to the regulation of vaccine industry. According to the law, the supervision of vaccines will cover the whole lifecycle from vaccine development, production and distribution to vaccination. Specialized inspection teams of pharmaceutical professionals will be established at the central and provincial levels to conduct the supervision work. An electronic information system will also be set up to make all information on vaccines trackable during vaccine production, distribution and vaccination. The vaccine tracking system requires vaccination data, including vaccine's information, expiry date and use date, the medical workers who issue the vaccines and their recipients, should be recorded and retained for at least five years after its expiry. The law imposes tough punishments on wrongdoers, stipulating that people whose violations constitute a crime shall bear heavier criminal responsibility. The move under the PRC Vaccine Administration Law could be a milestone in vaccine safety, while bringing back market confidence in the regulatory system. The new law is believed to be able to enable the regulators to close loopholes and rein in risks in vaccine management and boost the confidence of the public in vaccine products manufactured in China. Since the Vaccine Administration Law was recently promulgated and it is unclear how this regulation will be interpreted, amended and implemented by the relevant PRC government authorities. In addition, PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms. We cannot predict how the new law will affect our business operations or future strategy.

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

We have a total of 58 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated or circumvented.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, third parties could possibly independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

Our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, could develop products that compete directly with our products despite our intellectual property rights.

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditures of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

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

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;
•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a third- party’s patent;
•

a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially reasonable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents;

•	we may have to reformulate our product so that it does not infringe upon others’ patent rights, which may not be possible or could be very expensive and time-consuming; and
•	we may be subject to injunctions prohibiting the manufacture and sale of our products or the use of our technologies which are deemed as infringing.

If any of these events occurs, our business will suffer and the market price of our common shares could decline.

The success of our business may depend on licensing vaccine components from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to effectively manage the resulting relationships. Our ability to enter into agreements with commercial partners depends in part on our ability to convince them of the value of our technology and know-how. This may require substantial time and effort. While we anticipate expending substantial funds and management effort, we cannot assure that strategic relationships will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all.

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

We work with scientific advisors and academic collaborators who assist us in some of our research and development efforts. Some of our pre-clinical and research programs rely heavily on such collaborators and we generally benefit considerably from the resources, technology and experience these collaborations can provide. These scientists are not, however, our employees and may have other commitments that limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose the services of these scientists and institutions. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our new vaccine development process and lower our efficiency in new products development. In addition, although our scientific advisors and academic collaborators generally sign agreements not to disclose our confidential information, valuable proprietary knowledge may become publicly known which would compromise our competitive advantage.

We may lose the right to use “科兴” (Kexing) on our vaccine products and/or as part of our trade name.

Since 2001, Sinovac Beijing has been using “科兴” (Kexing) as part of its Chinese trade name. Sinovac Dalian began to use “科兴” (Kexing) as part of its Chinese trade name in 2010. Shenzhen Kexing successfully registered “科兴” trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services in 2001 To protect our interest in using “科兴” in our trade names, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services &Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010.

As of the date of this annual report, the “科兴” trademark registered and owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark” in the future, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade names. It is possible that we might lose our ability to use the “科兴” trademark in our trade names due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

We conduct all our operations in China, and generated approximately 92.0% of our sales in China in 2019. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Sinovac Beijing, Sinovac Dalian, Sinovac R&D and Sinovac Biomed are also required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of the subsidiaries to pay dividends in cash.

In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac R&D or Sinovac Biomed incurs debt on its own in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 95% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the PRC government could take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our PRC subsidiaries by means of foreign currency from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce and registered with SAFE. Such loans must also be registered with SAFE as foreign debts. If we finance our PRC subsidiaries by means of additional capital contributions from offshore, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar.

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

Furthermore, since it is unclear how any future regulation concerning offshore or cross-border transactions will be implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our subsidiaries in China and limit such subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment” ratio. “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the estimated amount of the total capital as required to enable and support the full scale operation of a PRC foreign-investment company when the company is initially established. The balance between the required “total investment” and the “registered capital” can be satisfied by borrowings or loans obtained by the company. In another word, such loans cannot exceed the difference between such company’s registered capital and total investment

The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s articles of association and joint venture contract (in the case of a Sino-foreign joint venture) and approved by the competent government authority in advance.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac R&D, Sinovac Dalian or Sinovac Biomed cannot exceed the difference between such company’s registered capital and total investment. The total investment and registered capital can be adjusted after the establishment of a foreign-investment companies with the approvals of all the shareholders or unanimous approvals of the board of directors. In the case of Sinovac Beijing or Sinovac Dalian, the approval of Sinobioway Medicine or Dalian Jin Gang Group, respectively, is required to increase the amount of total investment. Further, all the loans from the overseas lenders must be registered with SAFE as foreign debts.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian, by Sinobioway Medicine or Dalian Jin Gang Group, respectively. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of Sinobioway Medicine or Dalian Jin Gang Group, on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries. If we fail to obtain such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand the business.

Because we are incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our major shareholders, directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights under U.S. law in a court in the United States.

We are incorporated in Antigua and Barbuda. Our corporate affairs are governed by our Articles of Incorporation and By-laws and by the International Business Corporations Act and common law of Antigua and Barbuda. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the International Business Corporations Act and common law of Antigua and Barbuda. The International Business Corporations Act was modelled on Canadian company law and the common law of Antigua and Barbuda is derived from comparatively limited judicial precedent in Antigua and Barbuda, as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda.

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

It may be difficult or impossible for you to bring an action against us or our directors or officers in Antigua and Barbuda courts or to enforce or protect your rights under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to enforce a judgment against our assets or the assets of our directors and officers under the laws of Antigua and Barbuda.

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

As a result of all of the above, as well as the fact that substantially all of our property, assets and operations are located in China and all of our major shareholders, directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder interests through actions against us or our officers, directors or major shareholders.

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

In May 2009, Sinovac R&D was incorporated with a registered capital of $5 million. In 2016, our board of directors approved an additional capital contribution of $4.6 million, which has been fully provided.

In November 2009, we entered into a joint venture agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($8.6 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($20.1 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian.

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.2 million). In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB80.0 million ($11.5 million), which aimed to increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million ($7.2 million) was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million ($4.3 million) is provided to Sinovac Dalian. In 2016, an additional RMB30.0 ($4.3 million) million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million ($11.5 million) was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan Yian in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes and operational activities. In December 2015, we entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer our 100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million ($1.9 million). As of the date of this annual report, we have received RMB11.0 million ($1.6 million) and the remaining RMB2.0 million ($0.3 million) is receivable from Beijing Kuai Le Xing Biotech Co., Ltd. The disposal of Tangshan Yian was completed in February 2016.

In April 2015, Sinovac established Sinovac Biomed Co., Ltd., which is 100% owned by Sinovac Biotech (Hong Kong) Ltd. Sinovac Biomed Co., Ltd. focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

In March 2016, we adopted the Rights Agreement. Pursuant to the Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of our common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a share of our newly created series A junior participating preferred shares (the “Series A Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares of Sinovac Antigua as the “Acquiring Person.” As described above, on March 5, 2018, Sinovac Antigua filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group had triggered the Rights Agreement by forming a group holding approximately 45% of Sinovac Antigua’s outstanding shares, in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM.

On February 18, 2019, after reviewing the judgment of the Antigua Court of December 19, 2018 and considering all additional facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under the Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void.

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

In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a share of our newly created series C junior participating preferred shares (the “Series C Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares and/or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020, we further amended the amended and restated Rights Agreement to extend its term until February 2021.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report. See “Legal and Administrative Proceedings” for additional information.

For additional information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment” and “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources — Capital Expenditures.”

The SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we filed electronically with the SEC at http:// www.sec.gov.

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

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, Sinovac Dalian obtained the production license from NMPA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, NMPA issued the new drug certificate and production license for Inlive, our EV71 vaccine. In January 2016, NMPA issued the GMP certificate and Inlive, our EV71 vaccine, was commercially launched in China in June 2016.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of PPV, sIPV, and quadrivalent influenza vaccine (“QIV”) in May 2014, November 2015 and November 2016 , respectively. And the new drug applications for PPV, sIPV and QIV are received by NMPA in June 2017, January 2019 and March 2019. In December 2019, NMPA approved and issued a product license for our varicella vaccine.

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
•

Healive. In May 2002, we obtained final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, by consuming contaminated food or by drinking water that has been contaminated by hepatitis A. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. According to the NIFDC lot release records, approximately 31.3 million doses of hepatitis A vaccines and 11.3 million doses of inactivated hepatitis A vaccine were approved and released in China for the year ended December 31, 2019. Administered intramuscularly, Healive is available in different doses for use by both adults (1.0 ml per dose) and children (0.5 ml per dose). Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2019, 2018 and 2017, we sold approximately 7.4 million, 8.1 million and 3.8 million, respectively, doses of Healive, which generated revenues of approximately $58.0 million, $52.4 million and $27.4 million, respectively. Since we launched Healive in 2002, we have sold a total of approximately 72.4 million doses as of December 31, 2019. We are selling Healive in Asia and Latin America.

•

Bilive. In June 2005, we obtained final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Recipients under China’s vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine, and our market share in China, according to the NIFDC lot release records, was 100% in 2016. Bilive is available in different doses for use in both adults and children. The 1.0 ml dose is for non-immune adults and adolescents 16 years of age and older. The 0.5 ml dose is for pediatric use in non-immune infants, children and adolescents from one year up to and including 15 years of age. The standard Bilive vaccination schedule consists of three doses. The second dose is administered one month after the first dose and the third dose is administered six months after the first dose. Booster vaccinations are recommended five years after the initial immunization. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. In 2019, 2018 and 2017, Bilive generated revenues of nil, $11.0 million and $10.4 million, respectively.

•

Anflu. In October 2005, we received final approval from NMPA to produce Anflu, a vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply (“IVS”) taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. We didn’t supply season flu vaccine in 2018 due to the production disruptions resulting from the actions of the representative of Sinobioway Medicine. Further, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily decided to stop production at the impacted facility. The production of Anflu has resumed at this facility in 2019. According to the NIFDC lot release records, 30.8 million doses of influenza vaccines were approved and released in China for the year ended December 31, 2019. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu. In 2019, 2018 and 2017, we sold 4.1 million, 0.3 million and 2.7 million, respectively, doses of Anflu, which generated revenues of approximately $19.1 million, $2.0 million and $13.5 million, respectively. Our Anflu products are sold to Asia and Latin America.

•

Panflu. In April 2008, we were granted a production license for Panflu by NMPA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in Hong Kong. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu given the yield of virus strain received from the WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010. We did not generate any sales from Panflu in 2019, 2018 and 2017.

•

Split viron pandemic influenza vaccine. Our split viron pandemic influenza vaccine has been developed in conjunction with our whole viron pandemic influenza vaccine. Split viron vaccines are considered to have a better safety profile than whole viron vaccines, both of which are for the governmental stockpiling program. This product has been developed to address the needs of young children, who may be more susceptible to adverse reactions to whole viron pandemic influenza vaccine than to a split viron vaccine. In November 2011, we were granted the production license of split viron pandemic influenza vaccine that is to be used among the teenagers aged from 12 to 17. We did not generate any sales from split viron pandemic influenza vaccine in 2019, 2018 and 2017.

•

Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the NMPA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. The outbreaks of influenza A H1N1 was caused by a new virus that had not been seen previously in either human beings or animals. According to the NIFDC lot release records, we ranked number two in market share in China in 2009 and number three in 2010. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu.1. We started to sell Panflu.1 in September 2009. Our revenue from Panflu.1 amounted to approximately $14 million in 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•

Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. According to the NIFDC release records, approximately 3.2 million doses of mumps vaccines were approved and released for the year ended December 31, 2019. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012. Our revenue from the sale of mumps vaccine amounted to approximately $19.7 million, $1.7 million and $1.7 million in 2019, 2018 and 2017, respectively.

•

Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including China, Malaysia, Singapore, Australia, Vietnam and Taiwan. According to the National Health and Family Planning Commission of China, from 2008 to 2017, more than 18.3 million cases of HFMD were reported, resulting in around 3,650 reported fatalities in China. According to the guidelines for use of inactivated enterovirus type 71 vaccine, EV71 infection caused majority of severe cases and fatalities from 2008 to 2015. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, NMPA accepted our application to commence human clinical trials and on December 23, 2010, we obtained approval from NMPA to commence clinical trials. In 2013, we completed all three phases of clinical trials, which showed our EV71 vaccine candidate had a good safety and immunogenicity profile, and had an efficacy rate of 94.6% against HFMD among infants and young children. In February 2014, the phase III clinical trial results of our EV71 vaccine were published online on NEJM, which showed the efficacy of the vaccine against HFMD, or herpangina, was 94.8% among infants and young children. On December 30, 2015, NMPA issued the new drug certificate and production license for our EV71 vaccine. On January 25, 2016, NMPA issued the GMP certificate for Inlive. We have been granted eight patents relating to the EV71 vaccine in China. Inlive primarily targets children from six months old to three years old, with each child requiring a total of two doses one month apart from another. According to the NIFDC release records, approximately 18.9 million doses of EV71 vaccine were approved and released in China for the year ended December 31, 2019. Our revenue from the sale of Inlive amounted to approximately $149.2 million, $162.5 million and $121.3 million in 2019, 2018 and 2017, respectively.

•

Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with NMPA in January 2013 and obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application was filed with NMPA in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year. In December 2019, NMPA approved and issued a product license for our varicella vaccine. According to the NIFDC lot release records, 21.1 million doses of varicella vaccines were approved and released in China for the year ended December 31, 2019. We expect the commercial launches of varicella in 2020.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•

Pneumococcal polysaccharide vaccine (“PPV”). PPV is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to NMPA in February 2011 and obtained the approval to commence clinical trials in May 2014. The phase III clinical trial has been completed and we filed an application for a production license in June 2017. After a few rounds of submission of supplementary documents, we received notification of production site inspection from NMPA on September 29th 2019 and the site inspection was conducted in December 2019. The application of GMP inspection was submitted to NMPA in February 2020.

•

Sabin Inactivated Polio vaccine (“sIPV”). Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (“OPV”), is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete inactivated polio vaccine (“IPV”) introduction and OPV withdrawal by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020. Sabin IPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology (“INTRAVACC”) a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we completed the pre-clinical study and submitted the application for clinical trials to NMPA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which was completed in 2018. In January 2019, the NDA was submitted to the NMPA. In March 2019, given the high demand for effective polio vaccines, the application was granted fast track review. Currently, the application is under review while planning on consistency study on three consecutive lots, which is expected to start in 2020.

•

Quadrivalent influenza vaccine (“QIV”). Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one B virus, QIV, is designed to protect against four different flu viruses; two influenza A viruses and two influenza B viruses. These two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the NMPA. The approval to conduct human clinical trial was issued by NMPA in November 2016. Phase III clinical trial has been completed. The preliminary results of the phase III clinical trial show that the vaccine is safe and immunogenic. The NDA has been filed and the site inspection was completed in March 2020.

•

Sars-coVv-2 (COVID-19) vaccine. We initiated the development of a vaccine against COVID-19 at the end of January 2020. Preclinical studies were conducted from then until early April 2020, when the vaccine candidate was proved to be safe and can provide protection on animals. The application for clinical trials was submitted to the NMPA on March 13, 2020. Since then, 18 submissions have been made to the NMPA to complete the full submission for clinical trial application. The NMPA implemented a concurrent review on the full submission and granted approval for clinical trials on April 13, 2020. The phase I clinical trial commenced on April 16, 2020, and is ongoing.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine and Inlive have made significant advances in the prevention of SARS. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other countries. COVID-19 is spreading globally, and the whole world is facing an unprecedented public health crisis. We commenced the development of the COVID-19 vaccine at the end of January 2020. Our R&D team have completed comprehensive preclinical studies and are conducting clinical trials in partnership with leading academic research institutes in China.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarters to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products.

In order to achieve our R&D goal, part of our R&D strategy is to focus on in-house development and to establish collaborations with domestic and international partners on technology and key material licensing, including but not limit to strains and cell lines. We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. In most cases, we will own the commercial rights to the products that result from our existing R&D strategic collaborations.

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $24.3 million, $21.9 million and $20.5 million in 2019, 2018 and 2017, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to increase our market share and enhance our competitive advantage in the private vaccine sales market in China while building on this strength to push government to expand market size in the government-paid market.

In 2018, our sales model was totally transformed to a collaborative model between our sales team and third-party marketing agents. We have formed a new marketing management team, strengthened the compliance management to third-party marketing agents, and expanded market coverage, improved market competition, and improved the quality of customer services through professional and academic promotion activities. As of December 31, 2019, our internal sales and marketing team covered 2,139 district CDC customers, representing an increase of 21.6%, in 28 provinces in China. Our sales team is mainly responsible for the maintenance of customer relationship at or above the provincial level, bidding access at the provincial level, the development of the public market, as well as product after-sales services and the support and management of third-party marketing agents. We cooperate with 57 third-party marketing agents, engaging approximately 1,000 marketing and promotional staff. The team of the third-party market agents carries out business with district CDC customers with our support in all aspects. In addition, we have taken the lead in placing commercial insurance compensation mechanism for abnormal response to vaccination nationwide in the private vaccine market to provide more professional services for CDC customers and consumers. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

In 2019, 2018 and 2017, our sales in China contributed 92.3%, 93.7% and 99.2%, respectively, of our total sales. We intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside China. As of December 31, 2019, we had already exported some of our vaccine products to 18 countries. Our products are being registered in 30 countries. In order to speed up the business globalization, as well as strengthening our reputation for quality, we obtained WHO prequalification in December 2017 for hepatitis A vaccine, Healive. We will continue to explore the globalization of our product portfolio and develop products targeting potential international markets where we believe we can be successful.

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

We received GMP certificates for our Healive, Bilive and Anflu production facilities initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2018. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District passed the new GMP certification and obtained the new GMP certificate on April 17, 2013, which was renewed on April 13, 2018 for five years. Our hepatitis A vaccine production line in both Shangdi site and Changping site passed GMP inspection by WHO for prequalification purpose in December 2017. Our upstream production line for PPV, with annual production capacity of 5.0 million doses, was built in Shangdi site in 2014. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power to our Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products of hepatitis A vaccine and influenza vaccine and temporarily suspended production at the impacted facility in order to maintain product safety. Since the influenza vaccine is a seasonal product, there was no supply of Anflu for the flu season of 2018-2019. However, production of the hepatitis A vaccine resumed in fourth quarter of 2018 and production of the influenza vaccine resumed in March 2019.

We have built a new production site in Changping District, Beijing, which consists of a new filling and packaging line that complies with the new PRC GMP standards, EV71 production facilities and a warehouse. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016 for five years. Our upstream production facilities of Sabin IPV were built in Changping in 2017 with expected annual production capacity of 20 million doses.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian received its GMP certificate (2010 version) from NMPA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The Second Amendment to the PRC Pharmaceutical Administration Law became effective on December 1, 2019, according to which the GMP and GSP certification system has been abolished. The application for GMP and GSP certification are no longer be accepted. The manufacturers are required to apply for and obtain a production license. Our varicella vaccine production line was inspected by NMPA and a production license was granted in December 2019.

Each of our subsidiaries has its own quality assurance departments. The quality assurance department of each subsidiary plays a role to supervise the R&D, manufacturing, procurement, quality control, sales and marketing, logistics and plant construction of each subsidiary under the guidance of the relating regulations and guidelines. Regular training or seminars are organized among quality assurance departments of each subsidiary to share and exchange knowledge and experiences.

Sinovac has built a pharmacovigilance system. Pharmacovigilance system includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff organization and their relevant duties and responsibilities. According to the requirements of the regulatory authorities, we regularly report the severe Adverse Event Following Immunization (“AEFI”) in time . We summarize and analyze safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, and to submit the Periodic Safety Update Reports to the regulatory authorities regularly. Meanwhile, we are also required to assist the regulatory authorities to investigate on the AEFIs and provide related information as required.

Collaborations

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA (“GSK”), to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. We made a payment of $nil, $nil and $87,000 for purchasing measles seeds from GSK during the year ended December 31, 2019, 2018 and 2017.

On April 3, 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. We expect to develop and commercialize the vaccine in China first, as well as seeking regulatory approval in other countries at the later stage. The agreement has a term of 50 years. Please see “— Our Products.”

We agreed to pay INTRAVACC a license fee of up to $2,406 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achievement of specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded a milestone fee of $0.6 million (€0.5 million) for the year ended December 31, 2018, as research and development expense. There was no expense incurred or paid to INTRAVACC for the years ended December 31, 2019 and 2017.

We licensed from MedImmune, LLC (“MedImmune”) certain rights to use patented reverse genetics technology pertaining to a virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendment agreements with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. We accrued a royalty payment of $9,000 in 2018, which was paid in 2019. We did not accrue any royalty payment in 2019 and 2017.

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

Under the terms of the technology transfer agreement, we will make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $0.3 million for the transfer of an additional six serotypes and related technology. As of December 31, 2016, we made total milestone payments of $1.2 million ($1 million under the March 12, 2009 agreement and $0.2 million under the December 14, 2011 amendment).The remaining milestone payments will be paid when we achieve each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, we entered into a third amendment to the technology transfer agreement dated March 12, 2009, as amended on November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both we and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. We did not make any payment or recorded any research and development expense for the years ended December 31, 2019, 2018 and 2017.

In August 2009, we entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain Documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by us, unless the agreement is terminated earlier per the provisions included therein.

We agreed to pay NIH a license royalty of $80,000 upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. We recorded a license royalty of $1,000, $16,000 and $nil for the year ended December 31, 2019, 2018 and 2017, respectively, as research and development expenses.

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

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for vaccines by their own because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers only infants and young children. We believe the consumer market for conventional products is health conscious yet price sensitive and accordingly would favor our products over both the cheaper vaccines with lower quality provided by local manufacturers and the more expensive vaccines with comparable quality manufactured by international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in, have engaged in or may engage in, efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. They are also more experienced in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Multiple vaccine products have been approved for sales worldwide. Many of these vaccine products are marketed by our major competitors in particular for hepatitis A, hepatitis B, influenza and EV71. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Tibet AIM Biovaccine Technology Group Co., Ltd. (the hepatitis A manufacturer spun off from Kunming Institute of Biological Products) and Merck Sharp & Dohme Corp. as key competitors in China, and GlaxoSmithKline Biologicals and Merck Sharp & Dohme Corp. for the markets outside China. In China, according to the batch release numbers published by NIFDC in 2019, over 60% of hepatitis A vaccines released in China are live attenuated vaccine, another type of hepatitis A vaccine compared to inactivated version, which is the biggest competitor for our inactivated hepatitis A vaccine. The live attenuated hepatitis A vaccine manufacturers include Kunming Institute of Biological Product, Pukang Biological Co., Ltd., and Changchun Institute of Biological Products. With respect to the hepatitis A and B vaccines, we are the only company with this product in China.

With respect to the influenza vaccines, we consider Hualan Biological Engineering Inc. and Changchun Institute of Biological Products as key competitors in China, and Sanofi Pasteur S.A. as our major competitor for the market outside China.

With respect to the EV71 vaccines, we considered Kunming Institute of Biological Product and China National Biotec Group Co., Ltd. as our key competitors in China as well as outside China.

We believe we enjoy a number of advantages over the PRC domestic competitors and multinational competitors in China. Generally, we believe that the principal competitive advantage in the markets for our products and product candidates include:

•	safety and efficacy profile;
•	brand reputation;
•	product supply; and
•	after-sales services.

Intellectual Property and Proprietary Technology

Protection of our intellectual property and proprietary technology is important to our business. We rely primarily on a combination of trademark, patent and trade secret protection laws in China and other jurisdictions, as well as employee and third-party confidentiality agreements to safeguard our intellectual property, know-how and brand. Our ability to protect and use our intellectual property rights in the development and commercialization of our technologies and products, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights is crucial to our long term success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

We have a total of 58 issued patents and a number of pending patent applications relating to our vaccines in China. We have five, three and eight issued patents for protection for our hepatitis A vaccine, seasonal influenza vaccine and EV71 vaccine, respectively.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our vaccine products, clinical trial data and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken appropriate security measures to protect such assets . We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with all our employees and many of our consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual or an organization or company during the course of its relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances permitted by such agreements. In the case of our employees, the agreements provide that all of the technology conceived by the individual during the course of employment is our exclusive property and require our employees to assign to us all of their inventions, designs and technologies they develop once the technology is conceived and cooperate with us to secure patent protection for these inventions if we wish to pursue such protection.

In the past, we have relied on the administrative protection afforded to new drugs through the monitoring period provided by NMPA. During the monitoring period, third party applications for manufacturing or importing the same drugs are not accepted by NMPA. The administrative protection for Healive expired in December 2007 and Bilive expired in January 2008. Currently, the administrative protection was no longer implemented in China. Instead, NMPA implements a new drug monitoring period starting from the issuance of production license. Our EV71 vaccine was granted a five-year new drug monitoring period and during the monitoring period, no other company will be approved to enter into a human clinical study of the same kind of vaccine. Therefore, only three products from Kunming, CNBG and Sinovac have been approved in China. The monitoring period of our EV71 vaccine will expire in December 2020.

We maintain 20 registered trademarks in China, including (i) “Sinovac”, (ii) Sinovac’s Chinese name and its logo, (iii) “Healive”, its Chinese name and its logo, (iv) “Bilive” and its Chinese name, (v) “Anflu” and its Chinese name, (vi) “Panflu”, its Chinese name and its logo, (vii) “PANFLU.1” and its Chinese name, (viii) “Inlive” and its Chinese name, (ix) “EV71Vac” and (x) “EntV71” and its Chinese name.

We have registered and maintain “Sinovac” trademark in Canada, Malaysia, the Philippines, South Korea and Egypt. We have registered and maintain “Sinovac” as trademarks under the “Madrid international trademark registration system,” which can be used in the member countries of Madrid Union, including France, United Kingdom and Germany. In the Philippines, we have registered and maintain “Anflu”.

As our brand names “Sinovac” and “科兴” are becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in the trademark portfolio. Since 2001, Sinovac Beijing has been using “科兴” (Kexing) as part of its Chinese trade name. Sinovac Dalian began to use “科兴” (Kexing) as part of its Chinese trade name in 2010. Shenzhen Kexing successfully registered “科兴” trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services in 2001. To protect our interest in using “科兴” in our trade names, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010. As of the date of this annual report, the “科兴” trademark registered and owned by Shenzhen Kexing has not been identified as “Well-known Trademark” by the relevant PRC authorities. If the “科兴” trademark owned by Shenzhen Kexing is ever officially identified as a “Well-Known Trademark” in the future, however, we may be subject to trademark infringement claim for the use of “科兴” in our trade names.

We have registered our own domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center.

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB802 million ($115.2 million) in 2019 to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding the United States and Europe) from April 2020 to April 2021. We do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

Regulatory Framework of the Pharmaceutical Industry in the PRC

The testing, approval, manufacturing, labeling, advertising and marketing, delivery, post-approval safety reporting, and export of our vaccine products or product candidates are extensively regulated by governmental authorities in the PRC and other countries.

In the PRC, the NMPA regulates and supervises vaccine products under the Pharmaceutical Administration Law, the Implementing Regulations on Pharmaceutical Administration Law, the Vaccine Administration Law, the Administration of Registration of Pharmaceuticals Procedures, and other relevant rules and regulations which are applicable to manufacturers in general. Every step of our vaccine production is subject to the requirements on the manufacture and sale of pharmaceutical products as provided by these laws and regulations, including but not limited to, the standards of clinical trial, approval and transfer of new medicine registrations, applicable industry standards of manufacturing, distribution, packaging, advertising and pricing.

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug application (“IND”) to the Centers for Drug Evaluation. The applicant shall be provided with a decision on whether a consent is granted to conduct clinical study. If no decision is provided within 60 days, it’s regarded as permission granted. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

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

After three phases of clinical trials, we apply for New Drug Application (“NDA”). We submit to the Centers for Drug Evaluation the NDA file package, which includes a clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of products, to apply for the marketing authorization and/ or production license. For vaccines, we have to comply with the NMPA’s Guidelines for Clinical Trial Report on Vaccines.

Communication Meeting. In order to improve review process of regulatory approval, NMPA has set up a communication channel between the applicant and reviewing agencies. Applicant can discuss material safety issues during the human clinical study or significant technical issues arise during the development process with regulatory agencies. This kind of meetings can also be held at critical stages in the entire process of drug development, including before IND application, before phase II or phase III human clinical studies, or before NDA application.

Marketing Authorization. The applicant can submit an application for a marketing authorization with submission of relevant research materials after completing the research on pharmacology, pharmacological toxicology and clinical trials to support the registration of drugs on the market, establishing quality standards, completing the verification of commercial-scale production processes, and preparing to accept the verification and inspection of drug registration. The Drug Review Center shall conduct a comprehensive review of the safety, effectiveness and quality controllability of drugs on the basis of the drug registration declaration information, verification results and inspection results, etc., and, if the conclusions of the comprehensive review are adopted, approve the listing of drugs and issue a certificate of registration of drugs. Then NMPA will verify the authenticity of submitted document, reliability of submitted data and conduct site inspection on research lab and production site, as well as other inspections as NMPA thinks necessary. For vaccine products, the on-site inspection on production site and the inspection of the quality management on the production of vaccine products shall be conducted. Vaccine products shall be tested before marketing authorizations are issued. The testing includes confirmation on the quality stand and sample testing.

Production Permit. Simultaneously with the application of the marketing authorization, we also apply to NMPA for a production license to manufacture the new drug to be approved by NMPA. The production license application will be examined with similar stage procedure as for the marketing authorization, first by the Center for Drug Evaluation, and NMPA the last. After the Center for Drug Evaluation accepts the application, the Center for Drug Evaluation will review the application files and give technical opinion. If the Center for Drug Evaluation is satisfied with our application materials, it will notify us to apply for the on-site production inspection within six months after being so notified.

The Center for Food and Drug Inspection will conduct an on-site inspection on our production procedures within 30 days after receipt of our application and take samples from three batches of our products, and the NIFDC will test the selected samples and later submit its testing reports to the Centers for Drug Evaluation. The Center for Food and Drug Inspection must submit the on-site production inspection report to the Center for Drug Evaluation. The Centers for Drug Evaluation will form a comprehensive opinion based upon the technical review and evaluation opinion, the on-site production inspection report and the testing results of the samples, and submit its opinion and relevant materials to NMPA. NMPA will decide whether or not to issue the production permit to us. If the product approval and production approval both meet the criteria, NMPA will issue the production permit together with the marketing authorization at the same time. The production permit is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with effective standards and regulations.

During or after a public health emergency, the NMPA may decide, in accordance with the law, to apply special approval for the prevention and treatment of medicines necessary for emergency response to public health emergencies. For applications for the registration of drugs subject to special approval, the NMPA shall, organize and carry out the processing, review, verification and inspection of drug registration in a simultaneous manner, following the principles of centralized coordination, early intervention, and rapid, efficient and scientific examination and approval. The circumstances, procedures, time limits and requirements of special approval shall be implemented in accordance with the provisions of the special approval procedure for medicines.

We may also be required to conduct clinical trials prior to commencing the manufacturing of pharmaceutical products for which there are published state pharmaceutical standards.

Batch Approval. Our vaccine products cannot be distributed in the market before receiving batch approval. After we obtain the production permit, we will start commercial production, after which we need to apply for batch release approval by the NIFDC for the commercial lots. For each batch of products, we will provide samples taken from cold rooms by inspectors, together with manufacturing records, self-testing records and other quality control documents. The NIFDC will review the documents and test the samples and issue a batch approval within approximately two months if our manufacture procedures and the quality of our products meet the NMPA standards. With the batch approval, we may distribute the approved batch of vaccines to the market.

Regulatory Framework of the Vaccine Administration in the PRC

On December 1, 2019, the PRC Vaccine Administration Law, China’s first legislation dedicated to vaccine management, became effective.

The new law is expected to enable the regulators to close loopholes and rein in risks in vaccine management. In addition, the strategic position of the vaccine industry to the whole country and its welfare nature concerning the general public have been clearly recognized in the new law. The Chinese government will support the fundamental scientific research and commercialization research of vaccine products to encourage the development of innovation technologies and new vaccine products. The research and development, production and stockpiling of vaccine products preventing serious diseases will be part of the state strategy. The new law also makes it very clear that the PRC government will encourage the further consolidation of the vaccine industry so that manufacturers with large scale production capacities of more quality products, using more advanced technologies, could emerge. All of these new regulatory regimes to be established under the new law may largely boost the confidence of the public in vaccine products manufactured in China.

The new PRC Vaccine Administration Law implements more stringent supervision of the entire process of vaccine development, production, delivery, and inoculation. The legislation mandates both government oversight and the duty of manufacturers to report compliance in all substantial aspects of the whole lifecycle of vaccine products. The sanctions and penalties for the illegal activities have been significantly increased. For instance, the sanctions for production or selling of fake or substandard vaccines extend to include confiscating of all illegal gains obtained from and the materials, equipment and other facilities and resources used for production or selling of fake or substandard vaccines, suspension of business for corrections, revoking of drug registration certificate or production license. The fines can be as high as 15 times to 50 times of the market value of the fake vaccines or 10 times to 30 times of the market value of the substandard vaccines. In the case of serious circumstances, the legal representative, the person in charge or the key personnel who are directly responsible for production or selling of fake or substandard vaccines and the other persons responsible are also subject to sanctions of confiscating their income during the production period of the fake or substandard vaccines, a fine of one time to ten times of the said income. Such persons will be permanently banned from engaging in drug production activities and will be subject to 15 days of confinement in prison.

Classification of Vaccines

Vaccines refer to preventive biological products for human vaccination so as to prevent and control the occurrence and prevalence of diseases, including vaccines under immunization programs (the “Vaccines Under Program”) and vaccines not covered by immunization programs (the “Vaccines Beyond Program”).

•

Vaccines Under Program refer to the vaccines that must be inoculated to residents in accordance with government provisions, including vaccines determined in national immunization programs, vaccines added by provincial government in the implementation of national immunization programs, and vaccines used in emergency vaccination or group preventive vaccination organized by governments at the county level or above or their competent health departments, which is similar to the Vaccines of Class 1 under the previous classification under the Administrative Regulations on the Circulation of Vaccines and Vaccination of the PRC.

•	Vaccines Beyond Program refer to other vaccines voluntarily inoculated by residents, which is similar to Vaccines of Class 2 under the previous classification

Mandated Manufacturing

Market authorization holder of vaccines refers to the enterprise who obtains both a vaccine registration certificate and a drug manufacturing license. Market authorization holders of vaccines must have adequate vaccines manufacturing capacity. Where the mandated manufacturing is necessary due to inadequate vaccines manufacturing capacity, the market authorization holder of vaccines must obtain an approval of the medical products administration under the State Council for such mandated manufacturing.

Keeping of Sales Records

Market authorization holders of vaccines must keep accurate and complete sales records and keep the same for reference for at least five years after the shelf life of the relevant vaccines.

Electronic Traceability of Vaccines

The PRC government will set up national vaccines electronic traceability collaboration platform and the market authorization holders of vaccines must also establish vaccines electronic traceability system to be linked with the national vaccines electronic traceability collaboration platform, for the purpose of integrating the traceability information on the whole process of vaccine production, circulation and vaccination so as to realize the traceability of vaccines. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

Compulsory Vaccines Liability Insurance

The PRC government will implement the rules for compulsory vaccines liability insurance. The market authorization holders of vaccines must underwrite the compulsory vaccine liability insurance. Specific implementing measures for the compulsory vaccine liability insurance system will be formulated by the medical products administration under the State Council in collaboration with the health administration and insurance regulatory authority under the State Council. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

Post-Market Management of Vaccines

(a) Post-market investigation

The market authorization holders of vaccines must establish the whole-lifecycle quality management system of vaccines, and carry out post-market investigation to further confirm the safety, efficacy and quality controllability of the vaccines put into the market. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

(b) Quality retrospection analysis and risk reporting

The market authorization holders of vaccines must set up a vaccines quality retrospection analysis and risk reporting system, and faithfully report relevant information on vaccine manufacturing, distribution, post-market investigation and risk management to the medical products administration under the State Council on a yearly basis. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

(c) Post-market evaluation

The medical products administration under the State Council has the right to request a market authorization holder of vaccines to conduct post-market evaluation or directly organize post-market evaluation. The medical products administration under the State Council will cancel the drug registration certificate for vaccines with serious adverse event to vaccination or endangering human health due to other causes.

Information Disclosure

The market authorization holders of vaccines must establish an information disclosure system and promptly disclose vaccine product information, package insert and labels, situations concerning the implementation of quality control, lot release, recall, inspection and punishment imposed and compulsory vaccine liability insurance effected, etc. on its website as required. In case of failure of complying with such obligation the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

Following the promulgation of the PRC Vaccine Administration Law in June 2019, the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”) announced that the thresholds to entry in the Chinese vaccine industry will be raised and they will more strictly control the number of new vaccine manufacturers to be established. MIIT will encourage the centralization and consolidation of the vaccine industry.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of incorporation, ownership interest and affiliation of each of our subsidiaries as of the date of this report.

As of December 31, 2019, we held 100% equity interest in Sinovac Biotech (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, Sinovac Research & Development Co., Ltd., our subsidiary established in the PRC and Sinovac Biomed Co., Ltd., our subsidiary established in the PRC; and we held 73.09% of the equity interests in Sinovac Biotech Co., Ltd., our subsidiary established in the PRC and 67.86% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., our subsidiary established in the PRC.

*	Dalian Jin Gang Group Co., Ltd. owns the remaining 32.14% equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd.
**	Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd, owns the remaining 26.91% equity interest in Sinovac Biotech Co., Ltd.
***	The former name is Beijing Sinovac Biological Technology Co., Ltd.
****	The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.
D.	Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Haidian District in Beijing in a 48,900-square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive and Bilive. Sinovac Beijing owns the above-described 48,900-square-foot facility in Peking University Biological Industry Park.

In August 2004, we signed two 20-year leases with SinoBioway Biotech Group Co. Ltd. (“SinoBioway”), pursuant to which we leased two buildings of approximately 28,000 and 13,300 square feet, respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in the lease rental. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in our Shangdi site, pursuant to which we lease one building of approximately 37,000 square feet, located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building until 2013. The filling facilities have been moved to Changping site since 2013, and the original filling facilities space is set up as the commercial production facility for our pneumococcal vaccines.

In September 2010, we entered into an agreement with SinoBioway, under which we lease a space of 6,778 square feet. The lease term is five years and we use it for our research and development function. On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

All these offices and production facilities in the Peking University Biological Industry Park are known as our Shangdi site. We have three production lines located at the Shangdi site. The production line to manufacture hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. The production line to manufacture flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 8 million doses of Anflu (northern hemisphere), or the equivalent of 20 million doses of Panflu or 20 million doses of Panflu.1. We have built a PPV production line at the Shangdi site with designed annual capacity of five million doses per year. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power at the Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products and temporarily decided to stop the production at the impacted facility in order to maintain product safety. The production resumed at the Shangdi site in the second half of 2018.

In February 2010, we acquired a right to use approximately 312,400 square feet of land located in Changping District, Beijing (“Changping Site”) with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) for a total consideration of approximately RMB123.6 million ($17.8 million)). We have made all required payments by December 31, 2012. We built a new filling and packaging line, EV71 production facilities and a warehouse at the Changping site. In May 2013, the new filling and packaging line at the Changping site was granted the GMP certificate, following which, we moved all the filling and packaging activities to the Changping site. The five-year GMP renewal at the Changping site for the filling and package line was successfully completed on April 13, 2018. The new warehouse was put into operation in December 2010. The EV71 vaccine production line at the Changping site has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. In July 2016, we started to build our sIPV plant for bulk production at the Changping site. The expected capacity is approximately 20 million doses.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on a parcel of land of 95,685 square meters (approximately 1,030,000 square feet), located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012 for five years. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The construction of a varicella vaccine production plant was completed in 2019. The production permit was granted in December 2019 after NMPA’s inspection of our varicella vaccine production line. The expected annual capacity of the varicella production line is five million doses.

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

Number of Doses Sold
Products	Date of Approval	2019	2018	2017
Healive	May 2002	7.4 million	8.1 million	3.8 million
Bilive	June 2005	nil	0.6 million	0.6 million
Anflu	October 2005	4.1 million	0.3 million	2.7 million
Inlive	January 2016	5.8 million	6.1 million	4.7 million
Panflu(1)	April 2008	nil	nil	nil
Panflu.1(1)	September 2009	nil	nil	nil
Mumps	September 2012	2.8 million	0.2 million	0.3 million

(1)	We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of PPV, sIPV and QIV in May 2014, November 2015 and November 2016 , respectively. And the new drug applications for PPV, sIPV and QIV are received by NMPA in June 2017, January 2019 and March 2019. In December 2019, NMPA approved and issued a product license for our varicella vaccine.

Our Proprietary Rights

Healive was co-developed by Tangshan Yian and the NIFDC. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution. In 2002, the NIFDC, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owned the right to market and sell Healive, and that Sinovac Beijing was required to pay the NIFDC approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained Healive’s new drug certificate from the NMPA in December 1999, the production license in May 2002, and final PRC regulatory approval for production of Healive in May 2002. Production of Healive commenced in July 2002.

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

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. We accrued a royalty of $9,000 at the end of 2018, which was paid in 2019. No royalties were incurred for the year ended December 31 2019 and 2017.

No amortization expenses were recorded in 2019, 2018 and 2017 for proprietary rights as they were fully amortized.

Research and Development Programs

The research and development strategy is developed by management and reviewed and approved by the board of directors of our company. Utilizing the resources and platform of each subsidiary, the R&D team of each subsidiary selects a R&D project and develops a feasibility analysis for review and approval by the board of directors. Once the project is approved, the R&D progress as well as the spending of each project will be tracked. Each year all the ongoing R&D projects will be reviewed along with the budgeting for the following year.

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

We have completed phase III clinical trials for the PPV and filed an application of GMP inspection in February 2020. We also completed phase III clinical trials of sIPV in 2018 and file the new drug application in September. We have completed phase III clinical trial on our QIV in 2019 and filed the new drug application in March 2020. We commenced phase I clinical trial on our COVID-19 vaccine in April 2020.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grant that were deferred in the amount of RMB6.7 million ($1.0 million), RMB23.4 million ($3.5 million) and RMB15.6 million ($2.3 million) in 2019, 2018 and 2017, respectively. In addition, we received RMB3.5 million ($0.5 million), RMB1.7 million ($0.3 million) and RMB2.0 million ($0.3 million) in other government grants and subsidies that were recognized in the statements of comprehensive income in 2019, 2018 and 2017, respectively.

Deferred government grants included the following:

Construction of a Pandemic Influenza Vaccine Plant and Buildings

As of December 31, 2019, We have fulfilled the conditions attached to a government grant received in 2007 for construction of a pandemic influenza vaccine plant and buildings. RMB1.9 million ($0.3 million) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $0.3 million, 2017 - $0.3 million).

Purchasing Equipment for H1N1 Vaccine Production

As of December 31, 2019, we have fulfilled the conditions attached to a government grant received in 2009 for purchasing equipment for H1N1 vaccine production. RMB0.4 million ($54,000) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $0.1 million, 2017 - $0.1 million).

Purchasing Equipment for H5N1 Vaccine Production

As of December 31, 2019, hawse have fulfilled the conditions attached to a government grant received in 2013 for purchasing equipment for H5N1 vaccine production. RMB0.1 million ($15,000) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $15,000, 2017 - $15,000)

EV71 Commercialization Project

Deferred government grants included RMB8.0 million ($1.2 million) being the unamortized portion of a grant we received in 2015 for equipment purchase and construction of the enterovirus 71 vaccine production facility. We have fulfilled the conditions attached to the government grant in 2016. RMB3.2 million ($0.5 million) which will be amortized in 2020 was included in the current portion of deferred government grants and RMB4.8 ($0.7 million) which will be amortized after 2020 was included in the non-current portion of deferred government grants. RMB2.7 million ($0.4 million) of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $0.4 million, 2017 - $0.4 million), and RMB0.5 million ($79,000) was recorded as government recognized in income for the year ended December 31, 2019 (2018 - $82,000, 2017 - $80,000).

EV71 Phase IV Clinical Research

As of December 31, 2019, we have fulfilled the conditions attached to a government grant received in 2017, 2018 and 2019 for phase IV clinical research for EV71 vaccine. RMB7.3 million ($1.1 million) was recognized as a deduction of research and development expense for the year ended December 31, 2019 (2018 - $nil, 2017 - $nil).

Purchasing Equipment for sIPV Vaccine Production

Deferred government grants included RMB10 million ($1.4 million) being the unamortized portion of a grant we received in 2017 for purchasing equipment for sIPV vaccine production. As of December 31, 2019, We have not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

EV71 International Registration

Deferred government grants included RMB4.2 million ($0.6 million) being the unamortized portion of a grant we received in 2018 for international registration for EV71 vaccine. As of December 31, 2019, we have not fulfilled the conditions attached to the government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Qudravalent & Pentavalent Research

Deferred government grants included RMB4.8 million ($0.7 million) being the unamortized portion of a grant we received in 2018 for research for Qudravalent & Pentavalent vaccine. As of December 31, 2019, we have not fulfilled the conditions attached to a government grant. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Other Grants

As of December 31, 2019, conditions attached to a government grants received in 2017 for certain production facilities were fulfilled in 2017, of which RMB0.1 million ($18,000) will be amortized in 2020 and RMB0.1 million ($16,000) will be amortized after 2020, and RMB0.1 million ($18,000) of government grant relating to these production facilities was recorded as a reduction to depreciation expense. Conditions attached to a government grants received in 2014 and 2015 was fulfilled in 2019, of which RMB0.8 million ($0.1 million) was recognized as a reduction of research and development expense for the year ended December 31, 2019 (2018 - $nil, 2017 - $nil).  As of December 31, 2019, conditions of six government grants totaling RMB19.6 million ($2.8 million) have not been fulfilled by us, of which conditions attached to four grants totaling RMB15.7 million ($2.3 million) were expected to be fulfilled within one year, and were included in the current portion of the deferred government grants.

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

Revenue from Contracts with Customers

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 was  not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in $nil to the opening balance of retained earnings at January 1, 2018.

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

As of December 31, 2019, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine, EV71 vaccine and Mumps was $3.4 million, compared with $2.9 million as of December 31, 2018. Sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine, EV71 vaccine and Mumps as a percentage of sales was 1.5% and 1.4% in 2019 and 2018, respectively. As of December 31, 2019, sales return provision for seasonal influenza vaccine returns was $0.4 million, compared with $nil as of December 31, 2018.

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

For the year ended December 31, 2019, we did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

We do not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue in the Consolidated Balance Sheets.

For the year ended December 31, 2019, we recognized sales of $2.3 million related to contract liabilities at January 1, 2019.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. As of December 31, 2019, we provided 99.6% (December 31, 2018 - 100%) allowance for accounts receivable aged more than four years, approximately 82.8% (December 31, 2018 - 96.9%) allowance for accounts receivable aged between three years and four years, approximately 44.4% (December 31, 2018 - 90.6%) allowance for accounts receivable aged between two years and three years, approximately 14.6% (December 31, 2018 - 42.1%) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (December 31, 2018 - 1.4%) allowance for accounts receivable aged less than one year.

Our allowance for doubtful accounts as of December 31, 2019 was $4.2 million, compared to $4.6 million as of December 31, 2018. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt recovery was $0.3 million for the year ended December 31, 2019 as compared with a provision of $0.8 million for the year ended December 31, 2018.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive and Mumps products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2019, 2018 and 2017 was $0.6 million, $2.5 million and $1.2 million, respectively.

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

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We did not record any impairment charges on long-lived assets in 2019, 2018 and 2017.

Income Tax Valuation Allowance

In 2019, we recorded $11.4 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019.We do not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. We do not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income data	2019	2018	2017
	(in thousands except share and per share data)
Sales	$246,053	$229,650	$174,346
Cost of sales(1)	32,469	24,723	20,240
Gross profit	213,584	204,927	154,106
Operating expenses:
Selling, general and administrative expenses(1)	121,468	137,003	87,365
Provision (recovery) for doubtful accounts	(306)	820	934
Research and development expenses(1)	24,254	21,910	20,489
Loss on disposal and impairment of property, plant and equipment	294	75	42
Government grants recognized in income	(688)	(197)	(141)
Total operating expenses	145,022	159,611	108,689
Operating income	68,562	45,316	45,417
Interest and financing expenses	(650)	(1,070)	(1,569)
Interest income	1,996	2,016	1,183
Other income	912	321	13
Income before income taxes and non-controlling interests	70,820	46,583	45,044
Income tax expenses	(5,605)	(10,472)	(8,339)
Net income	65,215	36,111	36,705
Less: income attributable to non-controlling interests	(20,286)	(14,329)	(10,898)
Net income attributable to the shareholders of Sinovac	44,929	21,782	25,807
Preferred stock dividends	(5,128)	—	—
Net income attributable to common shareholders of Sinovac	39,801	21,782	25,807
Comprehensive income	62,388	25,115	44,803
Less: comprehensive income attributable to non-controlling interests	(19,681)	(12,507)	(12,089)
Comprehensive income attributable to shareholders of Sinovac	$42,707	$12,608	$32,714

(1)	Includes share-based compensation of $3.0 million, $4.3 million and $1.0 million in 2019, 2018 and 2017, respectively.

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

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2019, 2018 and 2017 amounted to $32.5 million, $24.7 million and $20.2 million, respectively, of which idle capacity amounted to $3.8 million, $2.7 million and $2.8 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity has not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense in 2019 was $91.5 million, representing 37.2% of total sales revenue of 2019, which is a 3.9% decrease compared to 2018.

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

Taxes and incentives

Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. Income tax returns filed by our PRC subsidiaries for tax years beginning in 2007 have been subject to examination by tax authorities.

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

The valuation allowances relating to the deductible temporary differences and the unused tax losses of Sinovac R&D and Sinovac Biomed are still required as realization of these elements of the potential tax benefits is still uncertain. Taking the valuation allowances into account, the potential tax benefits arising from the deductible temporary differences and the unused tax losses of Sinovac R&D and Sinovac Biomed effectively have not been recorded in the financial statements. Tax losses of our PRC subsidiaries in the amount of $23.4 million (RMB163 million) as of December 31, 2019 will expire from 2020 to 2029, if not utilized.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Sales. Total sales in 2019 increased by 7.1% to $246.1 million from $229.7 million in 2018. Revenue recognition of Panflu under the government stockpiling program in 2019 and 2018 were nil. The growth was mainly contributed by sales of Mumps and Anflu.

The table below sets forth a breakdown of our sales by product:

	Year ended December 31,
Sales	2019	2018
	(in thousands)
Hepatitis A vaccines	$57,955	$52,420
Hepatitis A&B vaccines	(2)	11,006
Influenza vaccines	19,145	2,028
EV71 vaccines	149,223	162,537
Mumps vaccines	19,732	1,659
Regular sales subtotal	246,053	229,650
H5N1 vaccines	—	—
Total sales	$246,053	$229,650

Gross Profit. Gross profit in 2019 increased by 4.2% to $213.6 million from $204.9 million in 2018. Gross margin percentage decreased to 86.8% in 2019 from 89.2% in 2018. The decrease of gross margin was mainly due to lower gross profit on Anflu in 2019.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2019 decreased by 11.3% to $121.5 million from $137.0 million in 2018. The decrease was mainly due to lower professional and consulting fees associated with ongoing litigations.

We recorded total share-based compensation of $3.0 million in 2019, compared to $4.3 million in 2018. As of December 31, 2019 and 2018, we had unrecognized compensation costs of $9.6 million and $12.6 million, respectively. This unearned component will be recognized over a period of 38 months.

Research and Development Expenses. Research and development expenses in 2019, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, increased to $24.3 million from $21.9 million in 2018.

Interest and Financing Expenses. Interest and financing expense decreased by 39.3% to $0.7 million from $1.1 million in 2018. There were $nil, $nil and $0.3 million of interest subsidies received in 2019, 2018 and 2017, respectively.

Income Tax Expenses. Income tax expense was $5.6 million in 2019, compared to an income tax expense of $10.5 million in 2018.

Net Income. Net income was $65.2 million in 2019, compared to $36.1 million in 2018. Net income attributable to shareholders of Sinovac was $44.9 million in 2019, compared to $21.8 million in 2018. Net income attributable to common shareholders of Sinovac was $39.8 million in 2019, compared to $ 21.8 million in 2018.

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

Gross Profit. Gross profit in 2018 increased by 33.0% to $204.9 million from $154.1 million in 2017. Gross margin percentage increased to 89.2% in 2018 from 88.4% in 2017. The increase of gross margin was mainly due to higher gross profit on Inlive in 2018.

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

Net Income. Net income was $36.1 million in 2018, compared to $36.7 million in 2017. Net income attributable to shareholders of Sinovac and net income attributable to common shareholders of Sinovac was $21.8 million in 2018, compared to $25.8 million in 2017.

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Net cash provided by operating activities	$39,074	$7,943	$59,756
Net cash used in investing activities	(42,454)	(25,261)	(11,896)
Net cash provided by (used in) financing activities	1,737	64,180	(1,342)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(649)	(4,656)	4,005
Increase (decarese) in cash and cash equivalents and restricted cash	(2,292)	42,206	50,523
Cash and cash equivalents and restricted cash at beginning of period	158,170	115,964	65,441
Cash and cash equivalents and restricted cash at end of period	$155,878	$158,170	$115,964

Operating Activities

Net cash provided by operating activities was $39.1 million in 2019, compared to net cash provided by operating activities of $7.9 million in 2018. Net cash provided by our operating activities in 2019 resulted primarily from our net income of $65.2 million, and an increase in accounts payable and accrued liabilities of $6.8 million, partially offset by an increase of accounts receivable of $40.2 million.

Net cash provided by operating activities was $7.9 million in 2018, compared to net cash provided by operating activities of $59.8 million in 2017. Net cash provided by our operating activities in 2018 resulted primarily from (1) our net income of $36.1 million, (2) an increase of accounts receivable of $13.1 million and a decrease in income tax payable of $11.8 million.

Investing Activities

Net cash used in investing activities was $42.5 million in 2019, compared to $25.3 million in 2018. We invested primarily in short-term investments in 2019.

Net cash used in investing activities was $25.3 million in 2018, compared to $11.9 million in 2017. We invested primarily in the construction of our sIPV production facilities in 2018.

Financing Activities

Net cash provided by financing activities was $1.7 million in 2019 compared to $64.2 in 2018. In 2019, we received loan proceeds of $2.1 million and made loan repayments of $3.3 million.

Net cash provided by financing activities was $64.2 million in 2018 compared to net cash used in financing activities was $1.3 million in 2017. In 2018, net cash provided by our financing activities mainly included net proceeds of $85.3 million from issuance of common shares. We also received loan proceeds of $18.9 million and made loan repayments of $43.9 million in 2018.

Accounts Receivable

Our total accounts receivable, including other receivables, increased by $39.3 million or 52.7% from $74.5 million as of December 31, 2018 to $113.7 million as of December 31, 2019. Our average accounts receivable turnover time in 2019 was 144 days, compared to 117 days in 2018.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2019	2018
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$108,635	$71,728
Aging greater than one year, net of allowance for doubtful accounts	3,462	1,239
Total trade receivable	$112,097	$72,967

Borrowings

As of December 31, 2019, we had $5.9 million in short-term bank loans, offset by $152.7 million in cash and cash equivalents, resulting in a liquid assets balance of $146.8 million, compared with $154.9 million at the end of December 31, 2018. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2019:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB2.9 million ($0.4 million)	5.25%	quarterly	May 20, 2020	construction of the PPV facilities
Bank loan from Bank of Beijing	RMB23.8 million ($3.4 million)	4.75%	quarterly	May 20, 2020	construction of the PPV facilities

On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of RMB 48 million ($6.9 million) with a term from July 2015 to May 2020 for construction of the PPV facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before May 20, 2020. RMB 2.9 million ($0.4 million) was drawn in 2015 with an annual interest rate of 5.25%, and RMB 23.8 million ($3.4 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of RMB 12.3 million ($1.8 million) were pledged as collateral as of December 31, 2019.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB7 million ($1.0 million)	5.83%	monthly	December 24, 2020	operation
Bank loan from SPD Silicon Valley Bank	RMB0.7 million ($0.1 million)	5.40%	quarterly	December 2, 2020	operation
Bank loan from SPD Silicon Valley Bank	RMB0.9 million ($0.1 million)	5.40%	quarterly	December 4, 2020	operation
Bank loan from SPD Silicon Valley Bank	RMB1.3 million ($0.2 million)	5.40%	quarterly	December 9, 2020	operation
Bank loan from SPD Silicon Valley Bank	RMB1.3 million ($0.2 million)	5.40%	quarterly	December 16, 2020	operation
Bank loan from SPD Silicon Valley Bank	RMB3.4 million ($0.5 million)	5.40%	quarterly	December 23, 2020	operation

On August 14, 2018, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of RMB 5 million ($0.7 million)  to finance its working capital requirements. The loan bears interest at 157 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.88%. Buildings of Sinovac Dalian with a net book value of RMB 3.3 million ($0.5 million) were pledged as collateral. Interest is payable monthly and the loan was paid on August 16, 2019.

On November 20, 2019, Sinovac Dalian entered into entered into a maximum credit facility of RMB 20 million ($2.9 million) with Bank of China to finance its working capital requirements. RMB 7 million ($1.0 million) was drawn on December 24, 2019. The loan bears interest at 158 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.83%. Interest is payable monthly and the loan is payable on December 23, 2020. Buildings of Sinovac Dalian with a net book value of RMB16.8 million ($2.4 million) were pledged as collateral.

On November 25, 2019, Sinovac Dalian entered into a revolving bank loan with SPD Silicon Valley Bank with the aggregate principal of RMB 50 million ($7.2 million) to finance its working capital requirements. The revolving loan bears interest at 125 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.40% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. The outstanding balance of RMB 7.6 million ($1.1 million) were drawn during December 2019 and are payable in December 2020.

Our weighted average effective interest rate on outstanding borrowings was 5.09%, 4.91% and 4.61% for the years ended December 31, 2019, 2018 and 2017, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

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

Capital Expenditures

We made capital expenditures of $10.6 million, $5.6 million and $11.9 million in 2019, 2018 and 2017, respectively. As of December 31, 2019, our commitments related to capital expenditures of approximately $0.4 million were primarily for the construction of our power facilities. We will finance such commitments through cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2019 for the periods indicated:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	$14,537	$13,007	$1,530	$—	$—
R&D expenses, liabilities and commitment	1,911	1,911	—	—	—
Operating lease obligations	8,279	832	1,583	1,454	4,410
Purchase of facilities commitments	360	360	—	—	—
Accounts payable and accrued liabilities	58,890	58,890	—	—	—
Total	$83,977	$75,000	$3,113	$1,454	$4,410

G.	Safe Harbor

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

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	57	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	59	Independent Director
Yuk Lam Lo(1) (2) (3)	71	Independent Director
Kenneth Lee(2) (3)	52	Independent Director
Meng Mei(1) (2) (3)	65	Independent Director
Shan Fu	53	Independent Director
Nan Wang	54	Chief Financial Officer, Vice President
Xiaomei Yin	57	Vice President, Sales and Marketing
Qiang Gao	43	Vice President, Research and Development
Jing Li	46	Vice President, Quality and Production

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

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

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. Currently Mr. Lo is serving as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, the Founding President of HK Bio-Med Innotech Association, the Honorary Founding Chairman of Hong Kong Bio-Organization and a Committee Member of the Chinese Manufacturers’ Association of Hong Kong (CMA). Mr. Lo is also the Honorary Founding Chairman of Hong Kong Bio-Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is an Honorary Chairman of Hong Kong Food Safety Association, Adjunct Professor of the Chinese University of Hong Kong and Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the

HKSAR Government. He had been appointed as Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In China, Mr. Lo is a Member of Chinese People’s Political Consultative Conference in Jilin province, and a Consultant of the Centre for Disease Control and Prevention of China. In the business sector, he is an Independent Director of Luye Pharma Group Limited (2186.HK), CSPC Pharmaceutical Group Limited (1093.HK), Chairman of GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hangsen Investment Management Limited.

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of the compensation committee and corporate governance and nominating committee. Mr. Lee was a partner at SAIF Partners. Mr. Lee has more than 20 years of experience across private equity investments, corporate finance, and business development in China. He is a non-executive director on the board of another Chinese portfolio company publicly listed on the Stock Exchange of Hong Kong and a board director for three other private Chinese companies backed by SAIF Partners. Mr. Lee is a graduate of Amherst College.

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

Ms. Nan Wang has served as our chief financial officer since June 2013. Ms. Wang served as the vice president of Sinovac Beijing from 2001 and the board director since 2009. Ms. Wang oversaw business development, investment and clinical research. Ms. Wang also served as the first general manager of Sinovac Dalian since establishment of this company. During her 19 years of service, Ms. Wang was responsible for our business development, investment and clinical research. She has been actively promoted our foreign cooperation, leading domestic and international cooperation negotiations on a number of projects including equity, technology and market, and successfully achieving a number of foreign cooperation. Ms. Wang has led clinical research on many important projects including SARS vaccine (phase I), inactivated H5N1 influenza (avian flu) vaccine, influenza, H1N1 influenza vaccine and Enterovirus Type 71 Vaccine (Vero Cell), inactivated, and has actively promoted the listing of new products. Ms. Wang received her bachelor’s degree in biology from Peking University and her master’s degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

Ms. Xiaomei Yin has served as our vice president since December 29, 2017. She is responsible for overseeing sales and marketing. Ms. Yin joined our company in May 2006 and served as manager of business development department, director of government affairs and director of public market. Since December 2017, she has been the deputy general manager of sales and marketing of Sinovac Biotech Ltd.  During her 14 years of service in our company, Ms. Yin has helped our company to successfully obtain various government supports, including financial aid, product reserves and government purchase orders. After Ms. Yin serves as general manager of marketing, she led the successful transformation of the sales model, greatly increased the sales revenue of our products, and led the team to establish a stricter compliance management system. Before joined us, Ms. Yin worked with Industrial and Commercial Bank of China, one of the major commercial banks in China. She received a bachelor degree in finance from Central University of Finance and Economics, PRC.

Mr. Qiang Gao has served as our vice president since April 2016. Mr. Gao joined Sinovac Beijing in 2002 and has served as quality control manager, quality assurance manager, R&D manager and R&D director at Sinovac Beijing in the past years, and the general manager of Sinovac R&D since 2010. Mr. Gao has participated in the development of several vaccine varieties, including influenza vaccine, SARS vaccine, inactivated H5N1 influenza (avian flu) vaccine, EV71 vaccine, ongoing sIPV vaccine and declared 23-valent pneumonia vaccine. Under his leadership, we successfully passed the WHO assessment and were selected to be eligible to import inactivated polio vaccine technology from the Netherlands and participate in the global polio eradication project. This project makes China become one of only six developing countries eligible for the technology transfer. Mr. Gao is currently a member of the Beijing Virus Society, Master of Engineering Supervisor of Institute of Microbiology (Chinese Academy of Sciences), and a subject review expert of the Beijing Municipal Science and Technology Commission. Mr. Gao received a master’s degree and a bachelor’s degree in microbiology from the University of Agriculture, PRC.

Ms. Jing Li has served as our vice president since April 2016. Ms. Li was named as quality person of Sinovac Beijing in March 2015. Since she joined Sinovac Beijing in 2003, she has worked in different roles in production and quality function, including quality assurance vice manager, department manager of hepatitis A vaccine production and director of vaccine production at Sinovac Beijing. Ms. Li has successively organized and completed the production and site inspection of EV71 vaccine, the commercial production and application of 23-valent pneumococcal polysaccharide vaccine. As the project leader, she organized and led the effort to pass WHO pre-certification assessment of hepatitis A vaccine, which significantly promoted the export sales of hepatitis A vaccine. Ms. Li received a master’s degree in physiology from the University of Agriculture, PRC.

No family relationship exists among any of our directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B.	Compensation

In 2019, the aggregate cash compensation paid to our directors and executive officers was approximately $1.7 million.

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

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

EMPLOYMENT AGREEMENTS; NON-DISCLOSURE, NON-COMPETITION AND PROPRIETARY INFORMATION AGREEMENT

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment of any officers for cause, at any time, without notice or remuneration, for certain acts of such officer, such as conviction of or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, gross negligence or dishonest acts to our detriment, gross misconduct or a failure to perform agreed duties, death or disability (physical or mental impairment). We may also terminate his or her employment without cause, at any time, upon a one month’s written notice. Our officers may terminate their employment, at any time, with a one-month prior written notice to our company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in event of any action or inaction that constitutes a material breach by our company under the employment agreement, in the manner set forth in their employment agreements. Upon termination of his or her employment with us by our company without cause or by him or her for good reason, such executive officer is entitled to receive severance benefits including cash payment equal to the amount set forth in his or her employment agreement. In addition, all the share options and restricted share award granted to him or her under our stock/share incentive plans will become fully vested on the employment termination date and such share options will remain exercisable for eighteen months following the employment termination date. In addition, each of our executive officer has entered into a non-disclosure, non-competition and proprietary information agreement and agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year and four years, respectively, following the last date of employment.

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

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. As of December 31, 2019, an aggregate of 42,800 shares, consisting 42,800 shares under the 2003 Stock Option Plan and nil shares under the 2012 Share Incentive Plans, are still available for any future grant of incentive awards under the two share incentive plans. The following tables summarize, as of December 31, 2019, the outstanding options and regular shares that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2012 Share Incentive Plan.

Name	Number of Options	Exercise Price($/Share)	Grant Date	Expiration Date
Weidong Yin	150,000	4.98	May 1, 2015	April 30, 2023
Simon Anderson	40,000	4.98	May 1, 2015	April 30, 2023
Yuk Lam Lo	40,000	4.98	May 1, 2015	April 30, 2023
Meng Mei	40,000	4.98	May 1, 2015	April 30, 2023
Kenneth Lee	40,000	4.98	May 1, 2015	April 30, 2023
Nan Wang	90,000	4.98	May 1, 2015	April 30, 2023
Xiaomei Yin	10,000	4.98	May 1, 2015	April 30, 2023
Qiang Gao	40,000	4.98	May 1, 2015	April 30, 2023
Jing Li	52,000	4.98	May 1, 2015	April 30, 2023
Others as a group	283,500	4.98	May 1, 2015	April 30, 2023
Subtotal	785,500	4.98	May 1, 2015	April 30, 2023

Name	Restricted Shares	Grant Date
Weidong Yin	160,000	March 7, 2018
Nan Wang	160,000	March 7, 2018
Xiaomei Yin	120,000	March 7, 2018
Qiang Gao	120,000	March 7, 2018
Jing Li	120,000	March 7, 2018
Others as a group	1,293,000	March 7, 2018
Subtotal	1,973,000	March 7, 2018

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

•

Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2019 an aggregate of 4,699,700 common shares have been issued pursuant to options issued under the 2003 Plan.

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

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2019, 3,073,700 common shares were issued under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

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

As described above, on March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at the 2017 AGM. We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at our 2017 AGM by the Shareholder Group was invalid. On March 13, 2018, 1Globe filed a complaint against our company in the Antigua Court to dispute the results of the election. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for additional information. In July 2018, Mr. Shan Fu was appointed to our board of directors in connection with the PIPE transaction.

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

In 2019, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2019, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2019, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

As of December 31, 2019, 2018 and 2017, we had 910, 735 and 644 full-time employees, respectively. Of our workforce as of December 31, 2019, about 154 employees are primarily engaged in research and development, 82 employees are engaged in sales and marketing, 557 employees in production related and 117 employees in administration. As of December 31, 2019, we have a total of 133 temporary employees. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2020, by:

•	each of our directors and executive officers; and
•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 71,125,902 common shares outstanding as of March 31, 2020 before taking into account the issuance of the Exchange Shares in the Exchange and 113,534,056 shares, including 98,903,243 common shares and 14,630,813 Series B Preferred Shares, after taking into account the issuance of the Exchange Shares in the Exchange. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Additionally, for purposes of this item, share counts and calculations in the table below do not reflect the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange.

	before issuance of the Exchange Shares		after issuance of the Exchange Shares
	Number	%	Number	%
Directors and Executive Officers:
Weidong Yin	6,359,500	8.94	12,569,000	11.07
Simon Anderson	*	*	*	*
Yuk Lam Lo	*	*	*	*
Meng Mei	*	*	*	*
Kenneth Lee	*	*	*	*
Shan Fu	—	—	—	—
Nan Wang	*	*	*	*
Ming Xia	*	*	*	*
Xiaomei Yin	*	*	*	*
Qiang Gao	*	*	*	*
Jing Li	*	*	*	*
All directors and executive officers as a group	7,536,847	10.60	14,599,714	12.86
Principal Shareholders
SAIF Partners IV(1)	10,780,820	15.16	21,561,640	18.99
1Globe Capital LLC(2)	9,353,092	13.15	9,353,092	8.24
Prime Success, L.P.(3)	5,900,000	8.30	11,800,000	10.39
Vivo Capital(4)	5,900,000	8.30	11,800,000	10.39
Total share outstanding	71,125,902	100.00	113,534,056	100.00

*	Less than 1% of our common shares.
(1)	According to the Amendment No. 6 to Schedule 13D filed with the SEC on June 27, 2017 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.
(2)

According to the Schedule 13D filed with the SEC on July 7, 2017, the Amendment No. 1 to the Schedule 13D filed with the SEC on March 23, 2018 and the Amendment No. 2 filed with the SEC on March 19, 2019 by 1Globe Capital LLC.

(3)	According to the Schedule 13G filed with the SEC on July 10, 2018 by Prime Success, L.P., Green Vision Partners Limited and Advantech Capital Partners Ltd.
(4)	According to the Amendment No. 2 to Schedule 13D filed with the SEC on August 27, 2018 by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC.

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

As of December 31, 2018, 71,139,402 of our common shares were issued and outstanding. On February 22, 2019, 27,777,341 of Sinovac Antigua’s common shares and 14,630,813 of Sinovac Antigua’s Series B preferred shares were issued into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange. As described below under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, courts in Antigua and Delaware have enjoined the Company from issuing Exchange Shares from the Trust until final resolution of such matters. Taking into account issuance of the Exchange Shares, immediately following such issuance, 98,918,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. As of December 31, 2019, 98,903,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. Approximately 87% of the aggregate total of common shares and Series B Preferred Shares issued and outstanding were held by the record shareholders in the United States.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation.”

ITEM 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Lo and only pay our share of the utilities and property management fees, which totaled $10,267, nil and nil in 2019, 2018 and 2017, respectively.

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

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of RMB 1.0 million ($0.1 million). The lease commenced on September 30, 2010 and has an initial term of five years.

On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

In 2019, we entered into an operating lease agreement with Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 sq.m. with an annual rent amounted RMB0.3 million ($49,000). The lease commenced on January 1, 2019 and had a term of five years. On June 30, 2019, the lease agreement was amended. The term of the lease was changed to from July 1, 2019 to December 31, 2024, and the annual rent was changed to RMB0.2 million ($22,000) as the space of the leased refrigeration storage was reduced to 1,000 sq.m. In 2019, we also entered into a management service agreement with Dalian Jin Gang Group, pursuant to which it provided us with management service related to the operating lease agreement with an annual management service fee of RMB100,000 ($14,000). The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to RMB44,000 ($6,000).

Loan from a non-controlling shareholder

In 2011, Sinovac Dalian entered into an agreement to borrow a RMB20 million loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 7.2% per year. RMB 4 million was repaid on September 25, 2014, and the remaining RMB 16 million is payable on November 9, 2020. No repayments were made in 2019, 2018 and 2017.

In 2017, Sinovac Dalian entered into an agreement to borrow a RMB30 million ($4.3 million) loan from its non-controlling shareholder, Dalian Jin Gang Group. The loan was unsecured, bearing interest at 6.0% per year, which is payable on August 22, 2020. No repayments were made in 2019, 2018 and 2017.

In 2019, Sinovac Dalian entered into an agreement to borrow a RMB10 million ($1.4 million) loan from its non-controlling shareholder, Dalian Jin Gnag Group. The loan was unsecured, bearing interest at 6.5% per year, which is payable on September 19, 2022.

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2003 Stock Option Plan” and “Item 6. Directors, Senior Management and Employees — B. Compensation — 2012 Share Incentive Plan.”

Indemnification Agreements

“Item 6. Directors, Senior Management and Employees — B. Compensation — Indemnification Agreements.”

Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement

“Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement.”

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

US Litigation

Delaware Chancery Court Action

On March 5, 2018, we filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of Sinovac Biotech Ltd. had triggered the Rights Agreement by forming a group holding approximately 45% of outstanding shares of Sinovac Biotech Ltd., in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM. The Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to Sinovac Antigua’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Weidong Yin and the Buyer Consortium had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. Sinovac Antigua and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaims and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

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

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. We cannot predict whether an ultimate outcome will be favorable or unfavorable, nor estimate the amount or range of potential loss (if any) at this time.

Massachusetts District Court Actions

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

On April 9, 2018, we received a document request from the SEC requesting all of our documents concerning 1Globe, the Chiang Li Family, OrbiMed, certain other shareholders, and their affiliates. We have been cooperating with the SEC. We understand the SEC is investigating whether 1Globe, and possibly other shareholders, violated the U.S. securities laws. We do not have any information to suggest the SEC is investigating the actions of Sinovac Antigua or its officers and directors.

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

Also on August 1, 2018, 1Globe filed a motion for preliminary injunction seeking to enjoin Sinovac Antigua from, inter alia, altering its capital structure. On October 15, 2018, the Massachusetts Court denied 1Globe’s motion. On November 14, 2018, 1Globe filed an appeal of the denial of its motion for preliminary injunction to the United States Court of Appeals for the First Circuit. On January 10, 2019, 1Globe filed a motion to hold its appeal in abeyance pending the outcome of its separate appeal of the Antigua Court’s judgment, which Sinovac Antigua opposed. In October 2019, 1Globe voluntarily dismissed the appeal.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac Antigua and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac Antigua removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. Presently, the case is effectively stayed until June 1, 2020, when an answer or response is due.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. We attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report. We cannot predict or estimate an outcome or economic burden for this case at this time.

Hong Kong Litigation

On October 8, 2018, Sinovac became aware that unauthorized documents in respect of Sinovac Hong Kong had been unlawfully filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. On October 15, 2018, Mr. Yin and Ms. Nan Wang commenced proceedings HCMP 1731/2018 before the Hong Kong High Court.

In a hearing before the Hong Kong High Court on October 19 2018, the Lawful Directors asked the court to grant an urgent interim injunction order to restrain Mr. Li and Mr. Cao from taking further unlawful actions against Sinovac HK and its subsidiaries. At the hearing, the judge granted an interlocutory injunction in the same terms sought by the Lawful Directors restraining Mr. Pengfei Li and Mr. Jianzeng Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever.

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

As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018.

PRC Litigation

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Fourth Intermediate People’s Court of Beijing (“Beijing Fourth Court”). The complaint sought to hold the defendants jointly and severally liable for the torts they committed during an attempt of the defendants to take physical control of our facility in Shangdi site in Beijing on April 17, 2018. Later, Sinova Hong Kong made an application to the court to add Sinovac Beijing as a third party to participate in the proceedings. The court has granted an order, permitting Sinovac Beijing to participate in the proceedings as a third party. At the hearing held on July 2, 2019, Sinovac Hong Kong, the defendants and Sinovac Beijing cross-examined the evidences submitted by each party. Based on the result of the cross-examination, the court declared that an independent evaluation firm shall be engaged by both the defendants and Sinovac Hong Kong to evaluate the losses and damages sustained by Sinovac Beijing as the result of the actions taken by the defendants on April 17, 2019. An independent evaluation firm has been selected by the court and the evaluation is being conducted. As of the date of this annual report, the evaluation report is yet to be issued. It is unclear whether the court will hold more hearings after the completion of the evaluation or the court will render a judgement based on the first hearing and the evaluation report.

On September 13, 2018, Sinovac Beijing filed a complaint against Mr. Aihua Pan in the Haidian District Court of Beijing (the “Haidian Court”). The complaint sought to request Mr. Pan return a business license of Sinovac Beijing which was reissued by the Haidian Branch of Beijing Administration for Industry and Commerce on May 10, 2018 based on the false reporting made by Mr. Pan and the seals of Sinovac Beijing which are forged by Mr. Pan. Sinovac Beijing filed a preservation application to the court. The court supported Sinovac Beijing’s preservation application and prohibited Mr. Pan from using or authorizing others to use the above-mentioned license and seals during the case hearing. The court held a preliminary and brief hearing on November 18, 2019. At the hearing, the court has decided and declared to suspend the proceedings until the final verdict of the September 5 Board Resolution Case (as described below) is given by the Beijing Fourth Court.

On October 8, 2018, Sinovac also became aware that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Haidian District of Beijing (“Haidian AIC”) to change the directors of Sinovac Beijing from Mr. Weidong Yin, Ms. Nan Wang and Mr. Dawei Mao to Mr. Jianzeng Cao, Mr. Pengfei Li and Ms. Xiaomin Yang. Mr. Yin and Ms. Wang filed an objection to such unlawful change with the Haidian AIC. On March 19, 2020, Haidian AIC issued an official decision (“AIC Decision”) declaring that (i) the unauthorized documents are forged and fake documents; (ii) the filing of change of directors made based on the forged documents is null and void; (iii) the unlawful filing to change the said directors will be removed and (iv) the registration of directors of Sinovac Beijing will be restored. The parties of material interest in the AIC Decision may raise objection or file a lawsuit within 60 days. As of today, nobody has filed the objection or lawsuit against the AIC Decision.

On December 24, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian Court. The complaint sought a declaration that all the board resolutions dated September 5, 2018, including the composition of the board, the appointment of the senior managers and the management of the corporate seals, are invalid (“September 5 Board Resolution Case”). Sinovac Hong Kong has filed an application for adding itself as the third party in this lawsuit. The court decided to accept its application. As a result of Sinovac Hong Kong, which is deemed as a foreign entity under the PRC Civil Procedural Law, participating in the litigation, the Haidian Court does not have the jurisdiction over the case and has transferred the case to the Beijing Fourth Court. In January 2020, the Beijing Fourth Court requested all the participants in the litigation to submit evidence. Both Sinovac Beijing and Sinovac Hong Kong submitted all the valid evidence to the court in February and March 2020. The court will decide when to hold the first hearing and cross-examination. However, due to the outbreak of COVID-19 in China, the activities of the Beijing Fourth Court have been significantly impacted. The Beijing Fourth Court has not yet notified the parties of the date of first hearing.

On July 25, 2019, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian Court. The complaint sought to request Sinovac Beijing to provide (i) all the corporate documents of Sinovac Beijing, including the Articles of Association and board resolutions (ii) all the books and the related accounting vouchers and records of Sinovac Beijing, created from the date of January 1, 2017, and (iii) the monthly financial reports of Sinovac Beijing for the lawyers and auditors of Sinobioway Medicine to review and/or copy. The complaint also sought to request Sinovac Beijing to agree the auditors of Sinobioway to audit its annual and quarterly financial reports. On October 28, 2019, one judge of the Haidian Court held a preliminary and brief hearing and declared that the simplified procedures shall not apply to this case, which shall be heard by a panel of three judges. As of the date of this annual report, the formation of the penal has not yet been notified.

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

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Prior to May 2012, whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the shareholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The preferential dividend withholding tax rate expired in 2014 Subsequent to May 2012, the preferential dividend withholding tax rate no longer needed to be approved by the PRC tax authorities, instead companies can apply the 5% rate if a self-assessment determined the recipient of the PRC-sourced income qualify for the preferential rate. However, such self-assessment could be overturned upon an inspection by the PRC tax authorities. We will make such self-assessment when necessary and use the appropriate withholding tax rate based on the result of the assessment.

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

See “—C. Markets.”

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

Sinovac Antigua shall not engage in International banking, Trust, Insurance, Betting and Bookmaking or any other activity which requires a License under the International Business Corporations Act.

Sinovac Antigua shall be primarily engaged in research, development and commercialization of human vaccines for infectious diseases.

Dividends; Rights to Share Profits

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the International Business Corporations Act. For example, under the International Business Corporations Act, a company shall not declare or pay a dividend if this would results in the company’s inability to pay its liabilities as they become due or the realizable value of the company’s assets less than the aggregate of its liabilities and stated capital of all class. In addition, a company shall not pay a dividend out of unrealized profits.

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

Unless the International Business Corporations Act otherwise requires, resolutions to be passed by the shareholders require a simple majority vote. Important matters such as changes to our By-laws require a resolution passed by a vote of shareholders holding a majority of all the outstanding and issued shares.

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

Reserve Fund

Subject to the provisions of the International Business Corporations Act, as amended, we may by special resolution reduce any capital redemption reserve fund or any share premium account.

Redemption, Repurchase and Surrender of Shares

Subject to the provisions of the International Business Corporations Act, as amended, we may by special resolution reduce our share capital, any capital redemption on reserve fund or any share premium account. However, in accordance with the International Business Corporations Act, we must not make any payment to purchase or redeem any redeemable issued by it if there are reasonable grounds for us believing that

(a)	we are unable or would, after that payment, be unable to pay its liabilities as they become due; or
(b)	the realizable value of our assets would, after that payment, be less than the aggregate of
(i)	our liabilities; and
(ii)

the amount that would be required to pay the holders of the shares that have a right to be paid, on a redemption or in a liquidation, rateable with or before the holders of the shares to be purchased or redeemed.

Calls on Shares and Forfeiture of Shares

There are no provisions in our Articles of Incorporation and By-laws, as amended, governing the calls on shares and forfeiture of shares.

Limitations on the Rights to Own Shares

There are no provisions in our Articles of Incorporation and By-laws, as amended, governing the limitations on the rights to own shares in the Corporation.

Ownership Threshold

There are no provisions in our Articles of Incorporation and By-laws, as amended, governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in accordance with applicable laws and regulations.

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

Director’s Powers and Qualification

Pursuant to the International Business Corporation Act, a director or officer of the corporation, (a) who is a party to a material contract or proposed material contract with the corporation; or (b) who is a director or an officer of any body, or has material interest in any body, that is a party to a material contract or proposed material contract with the corporation, must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest. The disclosure must be made, in the case of a director of a corporation, (a) at the meeting at which a proposed contract is first considered; (b) if the director was not then interested in the proposed contract, at the first meeting after he becomes so interested; (c) if the director becomes interested after a contract is made at the first meeting after he becomes so interested; or (d) if a person who is interested in a contract later becomes a director of the corporation, at the first meeting after he becomes a director. A director of the corporation may vote on any resolution to approve a contract that he has an interest in, if the contract (a) is an arrangement by way of a security for money loaned to or obligation undertaken by him for the benefit of the corporation or an affiliate of the corporation; (b) is a contract that relates primarily to his remuneration as a director, officer, employee or agent of the corporation or affiliate of the corporation; (c) is a contract for indemnity or insurance under section 99 to 101 of the International Business Corporation Act; (d) is a contract with an affiliate of the corporation; or (e) is a contract other than one referred to in (a) to (d) above. But, in the case of a contract described in paragraph (e), no resolution is valid unless it is approved by not less than two-thirds of the votes of the shareholders of corporation to whom notice of the nature and extent of the director’s interest in the contract is declared and disclosed in reasonable details. A general notice to the directors of the corporation by a director or an officer of the corporation declaring that he is a director or officer of or has a material interest in another body and is to be regarded as interested in any contract with that body is a sufficient declaration of interest in relation to any such contract.

There are no provisions in our Articles of Incorporation and By-laws , as amended, governing the directors’ powers to vote compensation to themselves or any members of their body.

Pursuant to the International Business Corporation Act, unless the articles or by-laws, or any unanimous shareholder agreement relating to, the corporation otherwise provide, the articles of a corporation are presume to provide that the directors of the corporation may, without authorization of the shareholders, (i) borrow money upon the credit of the corporation; (ii) issue, re-issue, sell or pledge debenture of the corporation; (iii) give guarantee on behalf of the corporation to secure performance of an obligation of any person; and (iv) mortgage, charge, pledge, or otherwise create to secure any obligation of the corporation a security interest in all or any property of the corporation that is owned or subsequently acquired by the corporation. “Security interest” means any interest in or charge upon any property of a corporation, by way of mortgage, bond, lien , pledge or other mean, that is created or taken to secure the payment of an obligation of the corporation. Notwithstanding, when circumstances prejudicial to the corporation exist, the corporation shall not directly or directly, give financial assistance by means of a loan, guarantee or otherwise to a shareholder, director, officer or employee of the corporation or affiliated corporation; or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the corporation or a corporation with which it is affiliated. Unless the articles or by-laws, or any unanimous shareholder agreement relating to, the corporation otherwise provide, the directors of the corporation may by resolution delegate the powers mentioned above to a director, a committee of directors or an officer of the corporation.

There are no provisions in our Articles of Incorporation and By-laws, as amended, governing the directors’ powers as it relates to retirement or non-retirement of directors under the age limit requirement.

There are no provisions in our Articles of Incorporation and By-laws, as amended, that make provisions for number of shares required for director’s qualification.

General Meetings of Shareholders

We must hold an annual shareholders’ meeting every year. The meeting must take place within Antigua and Barbuda at a place and time prescribed by our board of directors. As it relates to a special shareholders’ meeting, the board of directors may, whenever it thinks fit, convene a special shareholders’ meeting. Our board of directors shall also on the requisition of the holders of not less than one-twentieth of our issued share capital proceed to convene a special shareholders’ meeting. No business shall be transacted at any shareholders’ meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Shareholders present in person or by proxy representing a majority of the our shares shall constitute a quorum. All meetings shall be chaired by a director appointed by our board of directors to act as the chairman. Minutes of the proceedings of every annual shareholders’ meeting shall be kept , and shall be signed by the chairman of the same meeting , or by the chairman of the next succeeding meeting, and the same , when so signed , shall be conclusive evidence of all such proceedings and of the proper election of the chairman.

Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for director shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the International Business Corporations Act, as amended. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing , setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointer of his attorney duly authorized in writing , or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be our shareholder.

Written or printed notice stating the place, day and hour of the meeting and , in case of a special meeting, the purpose or purpose for which the meeting is called, shall be delivered not less than 21 days before the date of the meeting, either personally by mail or facsimile, to each shareholder on record entitled to vote at such meeting. If mailed such notice is deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on our share transfer books, with postage thereon prepaid.

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

Differences in Corporate Law

The International Business Corporations Act is modeled after Canadian corporate law and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the International Business Corporations Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their stockholders.

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

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a court in Antigua and Barbuda. In principle, the company itself will normally be the proper claimant in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, Canadian authorities provide exceptions to the foregoing principle, including when:

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

A director of an Antigua and Barbuda company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, Canadian and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in Antigua and Barbuda.

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

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua and Barbuda law and our By-laws allow our shareholders holding not less than five per cent of the paid up voting share capital of the company to requisition a shareholder’s meeting. We are obligated under our By-laws and the International Business Corporations Act to call shareholders’ annual general meetings. See “Risk Factors — We do not currently intend to hold an annual general meeting of shareholders until after the final determination of the litigation concerning the Rights Agreement, which will delay the ability of our shareholders to vote in an election of our directors.”

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

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the International Business Corporations Act, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

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

Rights Agreement

In March 2016, we adopted the Rights Agreement that provides for the issuance of one Right, for each of our outstanding common shares. In February 2019, we amended and restated the Rights Agreement that provides for the issuance of one Right for each of our outstanding common shares or Series B Preferred Shares. In February 2020, we further amended the amended and restated Rights Agreement to extend its term until February 2021. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of our common shares and Series B Preferred Shares on terms not approved by our board of directors.

Rights agreements are allowable under Delaware law. Additionally, as discussed above, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our common shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances or to holders subject to particular rules, including:

•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	tax-exempt entities;
•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our stock by vote or value;
•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an “applicable financial statement” (as defined in the U.S. Internal Revenue Code of 1986, as amended) (the “Code”));

•	persons that hold our common shares through a permanent establishment or fixed base outside the United States;
•	partnerships or other pass-through entities, or persons holding our common shares through such entities; or
•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation.

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
•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more ”United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

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

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or
•

at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year. As a result, fluctuations in the market price of our common shares may cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have relied on the market price as of the last date of the last trading day in our determination. We cannot provide any assurances that the actual value of our shares are not materially different on actual measurement dates and as to whether the IRS will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold our common shares, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless (i) you make a “mark-to-market” election as discussed below or (ii) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares before the current year will be treated as an excess distribution. Under these special tax rules:

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. We do not assume responsibility for backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of renminbi to U.S. dollars, and renminbi appreciated more than 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between renminbi and U.S. dollars remained within a narrow band. Since June 2010, renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2019 into renminbi at the noon buying rate of $1.00 for RMB6.9618 as of December 31, 2019, such a cash balance would have been RMB6.96 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB69,618 as of December 31, 2019.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 5.09%, 4.91% and 4.61% for the years ended December 31, 2019, 2018 and 2017. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $59 based on our outstanding indebtedness as of December 31, 2019.

ITEM 12.	Description of Securities other than Equity Securities
C.	Warrants and Rights.

With respect to the preferred share purchase right, see Form 8-A (file no. 001-32371) and Amendment No. 1 to Form 8-A (file no. 001-32371) which we filed with the Securities and Exchange Commission on February 22, 2019 and February 21, 2020, respectively)

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted the Rights Agreement. In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of aggregate total of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a Series C Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020, we further amended the amended and restated Rights Agreement to extend its term until February 2021.

On February 18, 2019, after reviewing the judgment of the Antigua Court of December 19, 2018 and considering all additional facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under Sinovac Antigua’s Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void. Pursuant to the Rights Agreement, the board of directors elected to exchange each valid and outstanding Right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for an Exchange Share. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are made only in accordance with authorization of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019.

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

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit our annual report on Form 20-F (file no. 001-32371) filed with the SEC on July 14, 2006, and posted the code on our website at www.sinovac.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	Principal Accountant Fees and Services

As disclosed in our 2018 annual report, Ernst & Young Hua Ming LLP notified us in December 2018 that they would not stand for reappointment as our independent registered public accounting firm and we appointed Marcum Bernstein & Pinchuk LLP as our auditor in February 2019. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and Marcum Bernstein & Pinchuk LLP, for the periods indicated below.

	2019	2018
Audit fees(1)	$1.1 million	$0.6 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We did not have an annual meeting of shareholders in 2017 and 2019 and held an annual meeting of shareholders on February 6, 2018.  Delany Law, our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Stock Market certifying that our current practice relating to the annual meeting of shareholders will not breach our Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

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

2.1*	Specimen of Common Share Certificate

2.2*	Specimen of Series B Convertible Preferred Shares
2.3*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.5

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.6

Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.7

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.8

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.9

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.10

Form of Employment Agreement between the Registrant and Officers (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 11, 2018)

4.11

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.12

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.13

Form of Director Indemnification Agreements (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.14

Securities Purchase Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.15

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.16

Shareholders Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.17

Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.18

Trust Agreement dated as of February 20, 2019 between Sinovac Biotech Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.19

Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.20

Amendment to Amended and Restated Rights Agreement, dated as of February 19, 2020, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 21, 2020)

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

Date: April 30, 2020

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 30, 2020, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China
April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Sinovac Biotech Ltd's (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows and the related notes for each of the two years in the period ended December 31, 2019 of the Company, and our report dated April 30, 2020 expressed an unqualified opinion on those financial statements.

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

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

Beijing, China

April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, shareholders' equity and cash flows of Sinovac Biotech Ltd. (the “Company”) for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2(c) to the consolidated financial statements, the accompanying consolidated statement of cash flows for the year ended December 31, 2017 has been adjusted for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash which was adopted by the Company on January 1, 2018.

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

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2019 and 2018

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$152,718	$158,170
Restricted cash (note 3)	3,160	—
Short-term investment (note 4)	50,274	18,908
Accounts receivable – net (note 5)	113,736	74,464
Income tax receivable	—	2,999
Inventories (note 6)	27,846	25,091
Prepaid expenses and deposits (including prepaid expenses to a related party of 2019 - $nil, 2018 - $354)	1,873	4,543
Total current assets	349,607	284,175
Property, plant and equipment – net (note 7)	74,310	70,920
Prepaid land lease payments (note 8)	7,965	8,304
Right-of-use assets (note 9 and 11(b))	6,636	—
Long–term inventories	—	90
Long–term prepaid expenses to a related party	23	23
Prepayments for acquisition of equipment	2,390	470
Deferred tax assets (note 13)	11,368	5,798
Total assets	$452,299	$369,780
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans (note 10)	$5,934	$3,321
Loan from a non-controlling shareholder (note 11 (a))	6,607	—
Accounts payable and accrued liabilities (note 12)	58,890	49,991
Income tax payable	1,904	—
Deferred revenue (note 14)	5,462	2,907
Deferred government grants (note 15)	2,738	1,986
Dividend payable (note 17)	5,128	—
Lease liability (note 9 and 11(b))	536	—
Total current liabilities	87,199	58,205
Deferred government grants (note 15)	3,986	5,961
Long-term bank loans (note 10)	—	3,890
Deferred revenue (note 14)	—	90
Loan from a non-controlling shareholder (note 11 (a))	1,436	6,705
Lease liability (note 9 and 11(b))	5,758	—
Other non-current liabilities (note 13)	1,725	3,001
Total long-term liabilities	12,905	19,647
Total liabilities	100,104	77,852
Commitments and contingencies (notes 16 and 22)
EQUITY
Preferred stock (note 17)	15	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813, including 14,630,813 held in trust (2018 – nil, nil)
Common stock (note 17)	99	71
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 98,903,243, including 27,777,341 held in trust (2018 – 71,139,402, nil)
Additional paid-in capital	207,962	204,998
Accumulated other comprehensive loss	(4,321)	(2,099)
Statutory surplus reserves (note 19)	33,533	26,643
Accumulated earnings	56,731	23,820
Total shareholders' equity	294,019	253,433
Non-controlling interests	58,176	38,495
Total equity	352,195	291,928
Total liabilities and equity	$452,299	$369,780

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2019	2018	2017
Sales (note 21)	$246,053	$229,650	$174,346
Cost of sales	32,469	24,723	20,240
Gross profit	213,584	204,927	154,106
Selling, general and administrative expenses (including rent expenses incurred to a related party of 2019 - $811, 2018 - $810, 2017 - $793) (note 11(b))	121,468	137,003	87,365
Provision (recovery) for doubtful accounts	(306)	820	934
Research and development expenses	24,254	21,910	20,489
Loss on disposal of property, plant and equipment (note 7)	294	75	42
Government grants recognized in income	(688)	(197)	(141)
Total operating expenses	145,022	159,611	108,689
Operating income	68,562	45,316	45,417
Interest and financing expenses – (including interest expenses incurred to a related party, 2019 - $455, 2018 - $453, 2017 - $262) (note 11(a))	(650)	(1,070)	(1,569)
Interest income	1,996	2,016	1,183
Other income, net	912	321	13
Income before income taxes	70,820	46,583	45,044
Income tax expense (note 13)	(5,605)	(10,472)	(8,339)
Net income	65,215	36,111	36,705
Less: Income attributable to non-controlling interests	(20,286)	(14,329)	(10,898)
Net income attributable to shareholders of Sinovac	44,929	21,782	25,807
Preferred stock dividends	(5,128)	—	—
Net income attributable to common shareholders of Sinovac	$39,801	$21,782	$25,807
Net income	65,215	36,111	36,705
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(2,827)	(10,996)	8,098
Comprehensive income	62,388	25,115	44,803
Less: comprehensive income attributable to non-controlling interests	(19,681)	(12,507)	(12,089)
Comprehensive income attributable to shareholders of Sinovac	42,707	12,608	32,714
Earnings per share (note 20)
Basic net income per share	0.42	0.34	0.45
Diluted net income per share	0.41	0.34	0.45
Weighted average number of shares of common stock outstanding
– Basic	94,876,946	64,727,146	57,033,816
– Diluted	109,691,959	64,977,554	57,101,191

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, expect number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory	Accumulated	Total	Non-
	Common stock		paid-in	translation	surplus	(deficit)	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2016	57,011,761	$57	$112,668	$168	$14,788	$(11,914)	$115,767	$13,899	$129,666
Share-based compensation (note 18)	—	—	979	—	—	—	979	—	979
Exercise of stock options (note 17)	270,100	—	1,264	—	—	—	1,264	—	1,264
Subscriptions received (note 17)	—	—	428	—	—	—	428	—	428
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	1,191	1,191
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	6,907	—	—	6,907	—	6,907
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	10,898	10,898
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	25,807	25,807	—	25,807
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	4,761	(4,761)	—	—	—
Balance, December 31, 2017	57,281,861	$57	$115,339	$7,075	$19,549	$9,132	$151,152	$25,988	$177,140

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, expect number of shares data)

				Accumulated other comprehensive income (loss) (foreign
	Common stock		Additional paid-in	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2017	57,281,861	$57	$115,339	$7,075	$19,549	$9,132	$151,152	$25,988	$177,140
Share-based compensation (note 18)	—	—	4,305	—	—	—	4,305	—	4,305
Exercise of stock options (note 17)	109,041	—	3	—	—	—	3	—	3
Subscriptions received (note 17)	—	—	64	—	—	—	64	—	64
Cancellation of outstanding shares (note 17)	(51,500)	—	—	—	—	—	—	—	—
Issuance of new and restricted shares (note 17)	13,800,000	14	85,287	—	—	—	85,301	—	85,301
Other comprehensive income
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	(1,822)	(1,822)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	(9,174)	—	—	(9,174)	—	(9,174)
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	14,329	14,329
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	21,782	21,782	—	21,782
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	7,094	(7,094)	—	—	—
Balance, December 31, 2018	71,139,402	$71	$204,998	$(2,099)	$26,643	$23,820	$253,433	$38,495	$291,928

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, expect number of shares data)

						Accumulated other comprehensive loss (foreign
	Common stock		Preferred stock		Additional paid-in	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2018	71,139,402	$71	—	$—	$204,998	$(2,099)	$26,643	$23,820	$253,433	$38,495	$291,928
Share-based compensation (note 18)	—	—	—	—	3,003	—	—	—	3,003	—	3,003
Exercise of stock options (note 17)	13,500	—	—	—	4	—	—	—	4	—	4
Cancellation of outstanding shares (note 17)	(27,000)	—	—	—	—	—	—	—	—	—	—
Issuance of new shares (note 17)	27,777,341	28	14,630,813	15	(43)	—	—	—	—	—	—
Dividend accrued (note 17)	—	—	—	—	—	—	—	(5,128)	(5,128)	—	(5,128)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	(605)	(605)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	—	—	(2,222)	—	—	(2,222)	—	(2,222)
Net income for the year	—	—	—	—	—	—	—	—	—	—	—
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	20,286	20,286
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	44,929	44,929	—	44,929
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	—	—	6,890	(6,890)	—	—	—
Balance, December 31, 2019	98,903,243	99	14,630,813	15	207,962	(4,321)	33,533	56,731	294,019	58,176	352,195

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2019	2018	2017
Cash flows provided by operating activities
Net Income	$65,215	$36,111	$36,705
Adjustments to reconcile net income to net cash provided by operating activities:
- Deferred income taxes (note 13)	(5,685)	3,146	(4,921)
- Share-based compensation (note 18)	3,003	4,305	979
- Inventory provision (note 6)	651	2,529	1,231
- Provision (recovery) for doubtful accounts	(306)	820	934
- Loss on disposal of property, plant and equipment (note 7)	294	75	42
- Depreciation of property, plant and equipment and amortization of licenses (note 7)	4,579	4,887	4,638
- Amortization of prepaid land lease payments (note 8)	238	249	243
- Government grants recognized in income	(688)	(197)	(141)
Changes in:
- Accounts receivable	(40,191)	(13,082)	(13,482)
- Inventories	(3,651)	(9,412)	(5,531)
- Income tax payable	4,904	(11,844)	4,948
- Prepaid expenses and deposits	2,645	(2,613)	(622)
- Deferred revenue	2,521	(892)	987
- Accounts payable and accrued liabilities	6,793	(6,167)	33,416
- Other non-current liabilities	(1,248)	28	330
Net cash provided by operating activities	39,074	7,943	59,756
Cash flows provided by (used in) financing activities
- Proceeds from bank loans	2,109	18,898	28,636
- Repayments of bank loans	(3,305)	(43,886)	(38,708)
- Proceeds from issuance of common stock, net of share issuance costs	—	85,304	1,264
- Proceeds from shares subscribed	—	64	428
- Government grants received (note 15)	1,476	3,800	2,598
- Loan from a non-controlling shareholder (note 11(a))	1,457	—	4,440
Net cash provided by (used in) financing activities	1,737	64,180	(1,342)
Cash flows used in investing activities
- Purchase of short-term investments	(50,665)	(19,670)	—
- Proceeds from redemption of short-term investments	18,818	—	—
- Proceeds from disposal of equipment	21	22	19
- Acquisition of property, plant and equipment	(10,628)	(5,613)	(11,915)
Net cash used in investing activities	(42,454)	(25,261)	(11,896)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(649)	(4,656)	4,005
Increase (decrease) in cash and cash equivalents and restricted cash	(2,292)	42,206	50,523
Cash and cash equivalents and restricted cash, beginning of year	158,170	115,964	65,441
Cash and cash equivalents and restricted cash, end of year	$155,878	$158,170	$115,964
Supplemental disclosure of cash flow information:
Cash paid for interest	$717	$1,494	$1,325
Cash paid for income taxes	$7,307	$19,151	$7,909

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2019	Percentage of ownership as of December 31, 2018	Principal activities
Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	Internatioanl sales and marketing
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Research & Development Co., Ltd. (“Sinovac R&D”)	May 2009	PRC	100%	100%	Research and development of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd.(“Sinovac Dalian”)	January 2010	PRC	67.86%	67.86%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd.	April 2015	PRC	100%	100%	Distribution of vaccine products

2.	Significant Accounting Policies
(a)	Use of Estimates

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

The ending balance of cash and cash equivalents and restricted cash presented on the face of the consolidated statements of cash flows in 2019 is $155,878 (2018 - $158,170, 2017 - $115,964). It includes $ 152,718 cash and cash equivalents (2018 - $ 158,170, 2017 - $114,415) and $3,160 restricted cash (2018 - $nil, 2017 - $1,549) as presented in consolidated balance sheets.

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

The Company capitalizes the patent payment and the purchased cost of vaccines if the vaccine has received a new drug certificate from the National Medical Products Administration (“NMPA) of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

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

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

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

As of December 31, 2019, sales return provision for inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine, enterovirus 71 vaccine and mumps vaccine was $3,368 (December 31, 2018 - $2,880). Sales return provision of inactivated hepatitis A vaccine, combined inactivated hepatitis A&B vaccine, enterovirus 71 vaccine and mumps vaccine as a percentage of sales was 1.5% and 1.4% in 2019 and 2018, respectively. As of December 31, 2019, sales return provision for seasonal influenza vaccine returns was $358 (December 31, 2018 - $nil).

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

For the year ended December 31, 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

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

For the year ended December 31, 2019, the Company recognized sales of $2,347 related to contract liabilities at January 1, 2019.

(n)	Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income. For the year ended December 31, 2019, $7,253 of shipping and handling costs was included in selling, general and administrative expenses (2018 - $ 6,261, 2017 - $5,759).

(o)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $1,398 for the year ended December 31, 2019 (2018 - $3,901, 2017 - $4,007).

(p)	Research and Development

Research and development ("R&D") costs are expensed as incurred and are disclosed as a separate line item in the Company’s consolidated statements of comprehensive income. R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

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

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for R&D are recognized as a reduction to R&D expenses when the expenses are incurred in the same period when the conditions attached to the grants are met, or recognized as government grants recognized in income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of comprehensive income, or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loans received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants.

(r)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits incurred was $9,884 for the year ended December 31, 2019 (2018 - $7,438, 2017 - $6,197 ).

(s)	Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“US$”) for the Company and Sinovac Hong Kong and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange gain of $306 for the year ended December 31, 2019 (2018 - $559, 2017 - $1,323 ).

Assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Sinovac R&D, Sinovac Dalian and Sinovac Biomed are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gain on intra-entity foreign currency transactions that are of a long-term-investment nature was $62 for the year ended December 31, 2019 (2018 - $268, 2017 - $336 ) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

The Company’s comprehensive income consists of net income and foreign currency translation adjustments.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(v)	Earnings Per Share

Earnings per share is calculated in accordance with Accounting Standards Codification (“ASC”) 260 Earnings per Share. Basic earnings per share is computed by dividing the net income attributable to shareholders of Sinovac by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(w)	Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Upon adoption, the Company recognized right-of-use asset of $7,306 and total lease liabilities (including current and non-current) $6,959 for operating leases as of January 1, 2019. As of December 31, 2019, the Company had right-of-use assets of $6,636 and total lease liabilities (including current and non-current) $6,294 for operating leases.

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

As of December 31, 2019 and 2018, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

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

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2019 and 2018.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(y)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. In 2019, foreign exchange gain of $306 is included in selling, general and administrative expenses (2018 - $559, 2017 - $1,323). As of December 31, 2019, cash and cash equivalents of $57,079 (RMB 397 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2018 - $70,448 (RMB 484 million)).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2019, 2018 and 2017, no single customer of the Company accounted for more than 10% of total sales. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than loans from a non-controlling shareholder of $8,043 with fixed interest rates as of December 31, 2019 (note 11(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 10).

(z)	Recently Issued Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Restricted Cash

As of December 31, 2019, the balance of $3,160 (December 31, 2018 –$nil) represents cash collateral held as a guarantee relating to an EPI (Expanded Program on Immunization) sales contract, which is restricted until December 2020.

4.	Short-term investments

As of December 31, 2019, the Company’s short-term investments comprised of only debt securities. All of the short-term held-to-maturity investments were deposits in commercial banks with maturities of less than one year and the Company has the positive intent and ability to hold those securities to maturity.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded interest income from its short-term investments of $797, $47 and $nil in the consolidated statements of comprehensive income, respectively.

	December 31,
	2019	2018
Short-term investments	$50,274	$18,908

5.	Accounts Receivable – net

	December 31,
	2019	2018
Trade receivables	$116,278	$77,537
Allowance for doubtful accounts	(4,181)	(4,570)
	112,097	72,967
Other receivables	1,639	1,497
Total accounts receivable	$113,736	$74,464

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. As of December 31, 2019, the Company provided 99.6% (December 31, 2018 - 100%) allowance for accounts receivable aged more than four years, approximately 82.8% (December 31, 2018 - 96.9%) allowance for accounts receivable aged between three years and four years, approximately 44.4% (December 31, 2018 - 90.6%) allowance for accounts receivable aged between two years and three years, approximately 14.6% (December 31, 2018 - 42.1%) allowance for accounts receivable aged between one year and two years, and approximately 1.4% (December 31, 2018 - 1.4%) allowance for accounts receivable aged less than one year.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2019	2018
Aging within one year, net of allowance for doubtful accounts	$108,635	$71,728
Aging greater than one year, net of allowance for doubtful accounts	3,462	1,239
Total trade receivables	$112,097	$72,967

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Inventories

	December 31,
	2019	2018
Raw materials	$5,689	$4,835
Work in progress	8,565	3,930
Finished goods	13,592	16,326
Total inventories	$27,846	$25,091

For the year ended December 31, 2019, the Company charged $3,794 of excessive fixed production overhead to cost of sales (2018 - $2,735, 2017 - $2,757 ).

For the year ended December 31, 2019, cost of sales includes $651 of inventory provision for products that are likely to expire before being sold (2018 - $ 2,529, 2017 - $1,231 ).

7.	Property, Plant and Equipment - net

	December 31,
	2019	2018
Cost
Construction in progress	$29,367	$34,217
Plant and buildings	28,833	29,195
Machinery and equipment	49,762	39,345
Motor vehicles	1,536	1,449
Office equipment and furniture	3,431	2,942
Leasehold improvements	12,767	12,336
Total cost	$125,696	$119,484
Less: Accumulated depreciation
Construction in progress	$—	$—
Plant and buildings	12,183	11,021
Machinery and equipment	27,012	26,338
Motor vehicles	1,057	1,009
Office equipment and furniture	2,122	2,064
Leasehold improvements	9,012	8,132
Total accumulated depreciation	$51,386	$48,564
Property, plant and equipment, net	$74,310	$70,920

The buildings of Sinovac Beijing with a net book value of $1,491 (RMB 10.4 million) were pledged as collateral for a bank loan from Bank of Beijing (note 10 (a)).

The buildings of Sinovac Dalian with a net book value of $2,418 (RMB 16.8 million) were pledged as collateral for a bank loan from Bank of China (note 10 (b) and 10 (c)).

Net depreciation expense for the year ended December 31, 2019 was $4,579 (2018 - $4,887, 2017 - $4,638 ), after deduction of amortized government grant specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2019 was $294 (2018 - $75, 2017 - $42).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Prepaid Land Lease Payments

	December 31,
	2019	2018
Prepaid land lease payments	$10,372	$10,502
Less: accumulated amortization	2,407	2,198
Net carrying value	$7,965	$8,304

Prepaid land lease payments of the Shangdi facilities of Sinovac Beijing with a net book value of $269 (RMB 1.9 million) were pledged as collateral (note 10 (a)) for a bank loan from Bank of Beijing.

Amortization expense for prepaid land lease payments for the year ended December 31, 2019 was $238 (2018 - $249, 2017 - $243).

9.	Lease

The Company’s operating leases mainly related to office facilities and vehicles, some of which include options to extend the leases that have not been included in the calculation of the Company’s lease liabilities and right-of-use assets. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term.

As of December 31, 2019, there was no finance leases entered into by the Company.

As of December 31, 2019, the weighted average remaining lease term was 12.1 years and weighted average discount rate was 4.88% for the Group’s operating leases. Operating lease cost excluding cost of short-term lease for the year ended December 31, 2019 was $921. Short-term lease cost for the year ended December 31, 2019 was $487. (2018 - $948, 2017 - $793). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2019	2018
Cash payments for operating leases	$807	$—
Right-of-use asset obtained in exchange for operating lease liabilities	135	—

Future lease payments under operating leases as of December 31, 2019 were as follows:

2020	$832
2021	806
2022	777
2023	774
2024	680
Thereafter	4,410
Total future lease payments	8,279
Less: Imputed interest	1,985
Total lease liability balance	$6,294

Minimum future rental payments under short-term lease for the year ending December 31, 2019 was $10.

As of December 31, 2019, additional operating leases that have not yet commenced were immaterial.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Bank Loans

Summarized below are bank loans as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Bank of Beijing (a)	$3,842	$2,594
Bank of China (b)	—	727
Bank of China (c)	1,005	—
SPD Silicon Valley Bank (d)	1,087	—
Bank loans due within one year	5,934	3,321
Bank of Beijing (a)	—	3,890
Long-term bank loans	—	3,890
Total bank loans	$5,934	$7,211

(a) On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $6,895 (RMB 48 million) with a term from July 2015 to May 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan is repayable based on the payment schedule and shall be fully repaid before May 20, 2020. $423 (RMB 2.9 million) was drawn in 2015 with an annual interest rate of 5.25%, and $3,419 (RMB 23.8 million) was drawn in 2016 with an annual interest rate of 4.75%. Prepaid land lease payments and buildings of Sinovac Beijing with a net book value of $1,760 (RMB 12.3 million) were pledged as collateral as of December 31, 2019.

(b) On August 14, 2018, Sinovac Dalian entered into a bank loan with Bank of China in the aggregate principal amount of $727 (RMB 5 million) to finance its working capital requirements. The loan bears interest at 157 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.88%. Buildings of Sinovac Dalian with a net book value of $478 (RMB 3.3 million) were pledged as collateral.  Interest is payable monthly and the loan was repaid on August 16, 2019.

(c) On November 20, 2019, Sinovac Dalian entered into entered into a maximum credit facility of $2,873 (RMB 20 million) with Bank of China to finance its working capital requirements. $1,005 (RMB 7 million) was drawn on December 24, 2019. The loan bears interest at 158 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.83%. Interest is payable monthly and the loan is payable on December 23, 2020. Buildings of Sinovac Dalian with a net book value of $2,418 (RMB 16.8 million) were pledged as collateral.

(d) On November 25, 2019, Sinovac Dalian entered into a revolving bank loan with SPD Silicon Valley Bank with the aggregate principal of $7,182 (RMB 50 million) to finance its working capital requirements. The revolving loan bears interest at 125 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.40% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. The outstanding balance of $1,087 (RMB 7.6 million) were drawn during December 2019 and are payable in December 2020.

Aggregate maturities of loans for each of the next 5 years following December 31, 2019 are as follows:

Within 1 year	$5,934
In 2021	—
In 2022	—
In 2023	—
In 2024	—
Total	$5,934

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The weighted average interest rate for all short-term and long-term bank loans was 5.09% in 2019 (2018 - 4.91%, 2017 - 4.61%). The weighted average interest rate for short-term loans was 5.09% in 2019 (2018 – 5.04%, 2017 – 4.51%). The Company incurred $715 in interest and financing expenses for the year ended December 31, 2019 (2018 - $1,470, 2017 - $2,171 ), of which $65 was capitalized in property, plant and equipment for the year ended December 31, 2019 (2018 - $400, 2017 - $302 ).

11.	Related Party Transactions and Balances
(a)	Loan from a non-controlling shareholder

	December 31,
	2019	2018
Loan - current	$6,607	$—
Loan - non - current	1,436	6,705
	$8,043	$6,705

The Company has three loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $8,043, of which $4,309 (RMB 30 million) was borrowed on August 23, 2017 and is repayable on August 22, 2020. $2,298 (RMB 16 million) was borrowed in 2012, which is repayable on November 9, 2020. $1,436 (RMB 10 million) was borrowed on September 20, 2019 and is repayable on September 19, 2022. These three loans are unsecured, bearing interest at 6.0%, 7.2% and 6.5% per year, respectively. Interest expense was $455 in 2019 (2018 - $453, 2017 - $262 ). Interest is payable monthly. As of December 31, 2019, nil interest is owed on the loan from the non-controlling shareholder (December 31, 2018 - $15). Interests of $470, $438 and $262  were paid to the non-controlling shareholder for the years ended December 31, 2019, 2018 and 2017, respectively.

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2019	2018	2017
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$775	$810	$793
Rent expenses to Dalian Jin Gang Group (“Jin Gang”).	36	—	—
	$811	$810	$793

In 2004, the Company entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $197 (RMB 1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $75 (RMB 0.5 million) to $197 (RMB1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of $296 (RMB2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $146 (RMB1.0 million). The lease commenced on September 30, 2010 and has a term of 5 years.

On April 8, 2013, the Company entered into three supplemental agreements with SinoBioway, under which the expiration date of three of the four operating lease agreements was extended to April 7, 2033.

In 2019, the Company entered into an operating lease agreement with Jin Gang, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 sq.m. with an annual rent amounted $49 (RMB0.3 million). The lease commenced on January 1, 2019 and has a term of 5 years. On June 30, 2019, the lease agreement was amended for a remaining 5.5 years, and the annual rent was changed to $22(RMB0.2 million) as the space of the leased refrigeration storage was reduced to 1,000 sq.m. In 2019, the Company also entered into a management service agreement with Jin Gang, pursuant to which it provided the Company with management service related to the operating lease agreement with an annual management service fee of $14 (RMB0.1 million). The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to $6 (RMB 44,000).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2019, $6,553 in right-of use asset and $6,210 in current and non-current lease liability are related to the lease with SinoBioway and Jin Gang.

12.	Accounts Payable and Accrued Liabilities

	December 31,
	2019	2018
Trade payables	$5,783	$5,530
Machinery and equipment payables	2,106	861
Accrued expenses	31,145	26,810
Value added tax payable	515	420
Other tax payable	488	1,361
Withholding tax payable	74	71
Bonus and benefit payables	10,884	6,219
Other payables	7,895	8,719
Total accounts payable and accrued liabilities	$58,890	$49,991

13.	Income Taxes

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

The Company’s income before income tax consists of:

	For the year ended December 31,
	2019	2018	2017
Non-PRC	$(7,337)	$(16,308)	$(3,123)
PRC	78,157	62,891	48,167
Total	$70,820	$46,583	$45,044

Income taxes attributed in China consist of:

	For the year ended December 31,
	2019	2018	2017
Current income tax expenses	$(11,290)	$(7,326)	$(13,260)
Deferred tax benefits	5,685	(3,146)	4,921
Total income tax expense	$(5,605)	$(10,472)	$(8,339)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income before income taxes for the years ended December 31, 2019, 2018 and  2017:

	For the year ended December 31,
	2019	2018	2017
Income before income taxes	$70,820	$46,583	$45,044
Income tax expense at the PRC statutory rate	(17,705)	(11,646)	(11,261)
International tax rate differential	(1,827)	(3,929)	(781)
Super deduction for research and development expenses	2,310	1,835	1,257
Non-deductible expenses	685	(1,865)	(577)
Other adjustments	(486)	14	(5)
Effect of preferential tax rate	7,018	6,562	5,406
Change in valuation allowance	4,415	(1,429)	(2,309)
Effect of PRC withholding tax	(15)	(14)	(69)
Income tax expense	$(5,605)	$(10,472)	$(8,339)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2019	2018
Inventories	394	355
Accrued expenses	4,184	3,761
Deferred government grants	985	1,066
Fixed assets	4,160	3,115
Tax losses carried forward	4,420	5,212
Less: valuation allowance	(2,775)	(7,711)
Deferred tax assets	$11,368	$5,798

In assessing the realizbility of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $2,775 as of December 31, 2019 ( December 31, 2018 - $7,711).

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company’s valuation allowance decreased by $4,936 from $7,711 as of December 31, 2018 to $2,775 as of December 31, 2019.

Tax losses of the Company’s PRC subsidiaries in the amount of $23,378 (RMB 163 million) as of December 31, 2019 will expire from 2020 to 2029, if not utilized.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2019, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $143,061, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2019, the Company’s portion on the amount of unrecognized deferred tax liability was ranging from $7,153 to $14,306.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2019	2018	2017
Balance at January 1	1,681	1,873	1,842
Additions for tax positions of the current year	—	7	271
Additions for tax positions of the prior years	—	—	—
Settlement with the taxing authority	—	—	—
Lapse of statute of limitations	(777)	(199)	(240)
Balance at December 31	$904	$1,681	$1,873

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2019, the Company reversed $458 in interest (December 31, 2018 - $203 interest recorded) and nil in penalties (December 31, 2018 - nil). The Company had $412 accrued interest as of December 31, 2019 (December 31, 2018 - $859). The PRC tax law provides statute of limitations ranging from 3 to 5 years and for transfer pricing related matters, it could be extended to 10 years. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2008.

As of December 31, 2019, the Company had unrecognized tax benefits of approximately $904 (December 31, 2018 - 1,681, December 31, 2017 - $1,873) and such balance was included in “other non-current liabilities”. As of December 31, 2019, unrecognized tax benefits amounting to $904 would affect the effective tax rate if recognized (December 31, 2018 - $1,681, December 31, 2017 - $1,873). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

14.	Deferred Revenue

Current deferred revenue included $5,258 of advances from customers (December 31, 2018 - $ 2,791) and $204 from Chinese government for stockpiling of H5N1 and hepatitis A vaccines (December 31, 2018 -  $116).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in building or improving production facility. The amount of deferred government grants as of year end is net of research and development expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $975 of government grant in 2019 (2018 - $3,546, 2017 - $2,306 ) that were deferred. In addition, the Company received $501 in other government grants and subsidies for the year ended December 31, 2019 and recognized as income in the statements of comprehensive income (2018 - $254, 2017 - $292 ).

Summarized below are deferred government grants as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Construction of a pandemic influenza vaccine plant and buildings (a)	$—	$276
Purchasing equipment for H1N1 vaccine production (b)	—	54
Purchasing equipment for H5N1 vaccine production (c)	—	15
EV71 commercialization project (d)	468	474
Others (i)	2,270	1,167
Current deferred government grants	2,738	1,986
EV71 commercialization project (d)	685	1,168
EV71 phase IV clinical research (e)	—	977
Purchasing equipment for sIPV vaccine production (f)	1,436	1,454
EV71 international registration (g)	600	607
Quadra & Pentavalent research (h)	684	693
Others (i)	581	1,062
Non-current deferred government grants	3,986	5,961
Total deferred government grants	$6,724	$7,947

(a) As of December 31, 2019, the Company has fulfilled the conditions attached to a government grant received in 2007 for construction of a pandemic influenza vaccine plant and buildings. $276 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $272, 2017 - $266 ).

(b) As of December 31, 2019, the Company has fulfilled the conditions attached to a government grant received in 2009 for purchasing equipment for H1N1 vaccine production. $54 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $134, 2017 - $131).

(c) As of December 31, 2019, the Company has fulfilled the conditions attached to a government grant received in 2013 for purchasing equipment for H5N1 vaccine production. $15 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $15, 2017 - $15).

(d) Deferred government grants included $1,153 being the unamortized portion of a grant the Company received in 2015 for equipment purchase and construction of the enterovirus 71 (“EV71”) vaccine production facility. The Company has fulfilled the conditions attached to the government grant in 2016. $468 which will be amortized in 2020 was included in the current portion of deferred government grants and $685 which will be amortized after 2020 was included in the non-current portion of deferred government grants. $394 of government grant relating to these production facilities was recorded as a reduction to depreciation expense for the year ended December 31, 2019 (2018 - $412, 2017 - $403), and $79 was recorded as government recognized in income for the year ended December 31, 2019 (2018 - $82, 2017 - $80).

(e) As of December 31, 2019, the Company has fulfilled the conditions attached to a government grant received in 2017, 2018 and 2019 for phase IV clinical research for EV71 vaccine. $1,050 was recognized as a deduction of research and development expense for the year ended December 31, 2019.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Deferred government grants included $1,436 being the unamortized portion of a grant the Company received in 2017 for purchasing equipment for sIPV vaccine production. As of December 31, 2019, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(g) Deferred government grants included $600 being the unamortized portion of a grant the Company received in 2018 for international registration for EV71 vaccine. As of December 31, 2019, the Company has not fulfilled the conditions attached to the government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(h) Deferred government grants included $684 being the unamortized portion of a grant the Company received in 2018 for research for Qudravalent & Pentavalent vaccine. As of December 31, 2019, the Company has not fulfilled the conditions attached to a government grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(i) As of December 31, 2019, conditions attached to a government grants received in 2017 for certain production facilities were fulfilled in 2017, of which $18 will be amortized in 2020 and $16 will be amortized after 2020, and $18 of government grant relating to these production facilities was recorded as a reduction to depreciation expense. Conditions attached to a government grants received in 2014 and 2015 was fulfilled in 2019, of which $116 was recognized as a reduction of research and development expense. As of December 31, 2019, conditions of six government grants totaling $2,817 have not been fulfilled by the Company, of which conditions attached to four grants totaling $2,252 were expected to be fulfilled within one year, and were included in the current portion of the deferred government grants.

16.	Commitments and Contingencies

(a)	Other Commitments

In addition to commitments disclosed in note 22, commitments related to R&D expenditures are $1,911 as of December 31, 2019.

Commitments related to capital expenditures for the Company are approximately $1,719 as of December 31, 2019.

(b)	Foreign Corrupt Practice Act Matters

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

In 2017 and 2018, the Company became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the CDC. While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced nine of our former salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, our company or any of our directors or officers as defendants. To the best of the Company’s knowledge, the nine referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, the Company’s Audit Committee expanded its internal investigation to review matters related to these judgments and our sales practices and policies, and further engaged Latham & Watkins LLP to continue the independent investigation with the expanded scope. One of the nine former sales employees has been convicted for giving bribes. The judgment states that this former sales employee took these actions without knowledge of the Company. His criminal penalty was waived by the court.

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

(c)	Other Litigation Matters

On March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of Sinovac Biotech Ltd. had triggered the Rights Agreement by forming a group holding approximately 45% of outstanding shares of Sinovac Biotech Ltd., in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM. The Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Weidong Yin and the Buyer Consortium had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. The Company and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaims and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

On July 31, 2018, following the Company motions for partial summary judgment and an expedited trial date, the Delaware Chancery Court effectively stayed the action pending receipt of a post-trial decision from the Antigua Court in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment affirming the validity of Sinovac Antigua’s Rights Agreement under Antigua law, and finding that “there was a secret plan to take control” of the Company at the 2017 AGM.

Based upon the Antigua Court’s judgment and other facts known to the board of directors, the Company’s board of directors determined that the Collaborating Shareholders became Acquiring Persons on or prior to the 2017 AGM and their conduct resulted in a “Trigger Event” under the Company’s Rights Agreement. As a result of becoming Acquiring Persons, the approximately 28.7 million Rights held by the Collaborating Shareholders automatically became void under the terms of the Rights Agreement. Pursuant to the Rights Agreement, the board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of approximately 27.8 million Common Shares and approximately 14.6 million Series B Preferred Shares, all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights.

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

Also on August 1, 2018, 1Globe filed a motion for preliminary injunction seeking to enjoin the Company from, inter alia, altering the capital structure of the Company. On October 15, 2018, the Massachusetts Court denied 1Globe’s motion. On November 14, 2018, 1Globe filed an appeal of the denial of its motion for preliminary injunction to the United States Court of Appeals for the First Circuit. On January 10, 2019, 1Globe filed a motion to hold its appeal in abeyance pending the outcome of its separate appeal of the Antigua Court’s judgment, which the Company opposed. In October 2019, 1Globe voluntarily dismissed the appeal.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against the Company and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. The Company removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that the Company aided and abetted breaches of fiduciary duties, and that both the Company and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. Presently, the case is effectively stayed until June 1, 2020, when an answer or response is due.

On March 13, 2018, 1Globe filed a complaint against the Company in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company’s board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining the Company’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The Company attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing the Company from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining the Company in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report. The Company cannot predict or estimate an outcome or economic burden for this case at this time.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Preferred and Common Stock

Share Capital

On February 22, 2019, pursuant to the Rights Agreement, the Company’s board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of 27,777,341 common shares and 14,630,813 Series B Convertible Preferred Shares (the “Preferred Shares”), all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights under the Company’s Rights Agreement. The Preferred Shares issued share equally in all dividends and distributions made on the common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. Each preferred share is convertible into one common share at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of common shares of the Company. Until the Preferred Shares are converted into common shares (or until the Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per share per annum, payable quarterly in arrears. As of December 31, 2019, there were 14,630,813 preferred stock issued and outstanding, and the Company accrued $5,128 in preferred stock dividend for the year ended December 31, 2019.

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2019 and 2018, there were 98,903,243 and 71,139,402 shares of common stock outstanding, respectively.

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

In 2019, the Company issued 13,500 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share. In 2019, the Company cancelled 27,000 restricted shares previously issued to employees of the Company due to employee termination.

18.	Stock Options
(a)	Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2019, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

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

(b)	Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

	Number of Options	Weighted Average Exercise Price ($/option)	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2019	804,000	$4.98	$1,575,840
Granted	—	—	—
Exercised	(13,500)	4.98	—
Forfeited / Expired	(5,000)	—	—
Outstanding as of December 31, 2019	785,500	$4.98	$1,170,395
Vested and expected to vest at December 31, 2019	785,500	$4.98	1,170,395
Exercisable as of December 31, 2019	785,500	$4.98	$1,170,395

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted Shares	Weighted Average Grant Date Fair Value ($)
Non-vested as of January 1, 2019	2,000,000	$8.25
Granted	—	—
Vested	—	—
Forfeited	(27,000)	8.25
Non-vested as of December 31, 2019	1,973,000	$8.25

As at December 31, 2019

Exercise Prices ($/option)	Number of Options Outstanding	Remaining Average Contractual Life (years)	Average Exercise Price ($/option)	Number of Options Exercisable	Remaining Contractual Life (years)	Average Exercise Price ($/option)
$4.98	785,500	3.33	4.98	785,500	$3.33	$4.98
	785,500	3.33	4.98	785,500	3.33	4.98

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $3,003 in 2019 (2018 - $4,305, 2017 - $979 ). As of December 31, 2019, there was $nil and $9,557 of unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, respectively, granted under the 2012 Plan. The unrecognized compensation cost related to the non-vested restrict shares will be recognized over a weighted average period of 38 months.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $nil and $27 for year ended December 31, 2019, respectively, determined as of the date of option exercise (2018 - $426, 2017 - $861 ).

The estimated fair value of stock options vested during the year ended December 31, 2019 was nil (2018 - $1,135, 2017 – $384).

19.	Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2019 is $33,533 (2018 - $26,643).

Sinovac R&D, Sinovac Dalian and Sinovac Biomed have not accumulated any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. The Company has not declared any dividends to the shareholder of Sinovac Beijing in 2019, 2018 and 2017. As of December 31, 2019, the Company has $nil dividend payable to the common shareholders (December 31, 2018 - $nil), and has $5,128 dividend payable to preferred shareholders (December 31, 2018 - $nil).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital, additional paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $85,446 (RMB 588 million) as of December 31, 2019 (December 31, 2018, $75,447 (RMB 519 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2019, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $225,014 (December 31, 2018 - $154,437).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	Earnings per Share

The following table sets forth the computation of basic and diluted income attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31
	2019	2018	2017
Numerator
Net income	$65,215	$36,111	$36,705
Less: Income attributable to non-controlling interests	20,286	14,329	10,898
Income attributable to shareholders of Sinovac	44,929	21,782	25,807
Less: Preferred stock dividends	5,128	—	—
Net income attributable to shareholders of Sinovac	39,801	21,782	25,807
Net income attributable to shareholders of Sinovac for computing diluted net income per share	44,929	21,782	25,807
Denominator
Basic weighted average number of common shares outstanding	94,876,946	64,727,146	57,033,816
Dilutive effect of stock options and preferred shares	14,815,013	250,408	67,375
Diluted weighted average number of common shares outstanding	109,691,959	64,977,554	57,101,191
Earnings per share
Basic net income per share	0.42	0.34	0.45
Diluted net income per share	0.41	0.34	0.45

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became Acquiring Persons, and a Trigger Event occurred under the Rights Agreement. As a result, 27,777,341 new common and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding Rights. Releasing these shares from the trust is contingent on an outcome from the Company's legal proceeding in Antigua. Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic weighted average number of common shares outstanding and diluted weighted average number of common shares outstanding would be 71,133,027 and 71,317,227, respectively. And the basic and diluted earnings per share for 2019 would be $0.63.

21.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $82,275 including prepaid land lease payments, property, plant and equipment are all located in mainland China (December 31, 2018 - $79,224). The Company’s total assets by geographic location are as follows:

	December 31,
	2019	2018
Assets
Mainland China	$384,297	$272,852
Hong Kong	68,002	96,928
Total Assets	$452,299	$369,780

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues by product are as follows:

	For the year ended December 31,
	2019	2018	2017
Sales
Inactivated hepatitis vaccines	$57,953	$63,426	$37,851
Influenza vaccines	19,145	2,028	13,544
Enterovirus 71 vaccines	149,223	162,537	121,284
H5N1 vaccines	—	—	—
Mumps vaccines	19,732	1,659	1,667
Total Sales	$246,053	$229,650	$174,346

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2019	2018	2017
Sales
Mainland China	$227,113	$215,121	$172,897
Foreign countries	18,940	14,529	1,449
Total Sales	$246,053	$229,650	$174,346

22.	Collaboration Agreements
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

On January 29, 2015, the Company entered into a third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011. By entering into this third amendment, the technology transfer agreement was revised to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with one other company for the same purpose. The Company did not make any payment or recorded any research and development expenses for the years ended December 31, 2019, 2018 and 2017, respectively.

(b)

On August 18, 2009, the Company entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain Documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by the Company, unless the agreement is terminated earlier per the provisions included therein.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license royalty of $1 for the year ended December 31, 2019 as R&D expenses (2018 - $16, 2017 - $nil).

(c)

On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses of H5N1 vaccines from the Chinese government. The Company accrued a royal payment of $9 as of December 31, 2018, which was paid in 2019. The Company did not accure any royalty payment in 2019 and 2017.

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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded a milestone fee of $611 (€0.5 million) and $568 (€0.5 million) for the year ended December 31, 2018 and 2016 as research and development expense. There was no expense incurred or paid to INTRAVACC for the years ended December 31, 2019 and 2017.

(e)

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company made a payment of $nil for purchasing measles seeds to GSK for the year ended December 31, 2019 (2018 - $nil, 2017 - $87).

23.Subsequent Events

Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. The Company’s domestic sales ceased in February 2020 due to suspension of vaccination by CDCs in China as CDC attentions were diverted to COVID-19 prevention, and the Company's export was disrupted due to cancellations of cargo flights. In March 2020, certain provinces and cities in China started to lift some of the restrictive measures, and delivery of vaccines in China slowly started to resume. The Company commenced research and development on an inactivated COVID-19 vaccine at the end of January 2020, and on April 13, 2020, the Company obtained approval to conduct a human clinical trial on its vaccine candidate. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$70,201	$85,049
Prepaid expenses and other receivables	1,166	1,338
Amount due from subsidiaries	86,006	82,581
Dividend receivables	3,195	3,195
Total current assets	160,568	172,163
Investment in subsidiaries	149,087	99,485
Total assets	$309,655	$271,648
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$1,544	$1,667
Amount due to subsidiaries	8,964	16,548
Dividend payable	5,128	—
Total current liabilities	15,636	18,215
Total liabilities	$15,636	$18,215
EQUITY
Preferred stock	15	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813 (2018 – nil)
Common stock	99	71
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 98,903,243 (2018 – 71,139,402)
Additional paid-in capital	207,962	204,998
Accumulated other comprehensive loss	(4,321)	(2,099)
Retained earnings	90,264	50,463
Total shareholders' equity	294,019	253,433
Total liabilities and equity	$309,655	$271,648

Statements of Comprehensive Income

	For the year ended December 31
	2019	2018	2017
Selling, general and administrative expenses	7,750	15,615	4,267
Total operating expenses	7,750	15,615	4,267
Loss from operations	(7,750)	(15,615)	(4,267)
Other expenses	(16)	(13)	—
Interest income	871	798	145
Equity earnings of subsidiaries, net of tax	51,824	36,612	29,929
Net income	44,929	21,782	25,807
Preferred Stock Dividends	(5,128)	—	—
Net Income attributable to common shareholders	39,801	21,782	25,807
Net income	44,929	21,782	25,807
Foreign currency translation adjustments	(2,222)	(9,174)	6,907
Total comprehensive income	$42,707	$12,608	$32,714

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2019	2018	2017
Cash flows used in operating activities
Net income	$44,929	$21,782	$25,807
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Share-based compensation	3,003	445	119
- Equity in earnings of subsidiaries	(51,824)	(36,612)	(29,929)
Changes in:
- Amount due from subsidiaries	(3,425)	(7,624)	(602)
- Prepaid expenses and other receivables	172	(861)	(73)
- Dividend receivables	—	18,085	—
- Amount due to subsidiaries	(7,584)	2,602	3,426
- Accrued expenses and other payables	(119)	(276)	887
Net cash used in operating activities	(14,848)	(2,459)	(365)
Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	—	85,304	1,264
- Proceeds from shares subscribed	—	64	428
Net cash provided by financing activities	—	85,368	1,692
Increase (decrease) in cash and cash equivalents	(14,848)	82,909	1,327
Cash and cash equivalents, beginning of year	85,049	2,140	813
Cash and cash equivalents, end of year	$70,201	$85,049	$2,140

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