Form 20-F
period 2020-12-31
SINOVAC BIOTECH LTD
filed 2021-04-22
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nan Wang

Chief Financial Officer

No. 15 Zhi Tong Road,

Zhongguancun Science & Technology Park,

Changping District, Beijing 102200

People’s Republic of China

Tel: +86-10-5693-1800

Fax: +86-10-5693-1800

E-mail: ir@sinovac.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001 per share Preferred Share Purchase Rights	SVA*	The NASDAQ Global Select Market The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

99,294,743 Common Shares and 14,630,813 Series B Convertible Preferred Shares as of December 31, 2020

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2020, which was RMB6.5250 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 16, 2021, the noon buying rate was RMB6.5203 to $1.00.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information
A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2020, 2019 and 2018, and consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income (loss) data for the fiscal years ended December 31, 2017 and 2016 and consolidated balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

Consolidated statements of	Year ended December 31,
Comprehensive income (loss) data	2020	2019	2018	2017	2016
		(in thousands except share and per share data)
Sales	$510,624	$246,053	$229,650	$174,346	$72,431
Cost of sales(1)	67,180	32,469	24,723	20,240	22,393
Gross profit	443,444	213,584	204,927	154,106	50,038
Operating expenses:
Selling, general and administrative expenses(1)	176,534	121,468	137,003	87,365	41,980
Provision (recovery) for doubtful accounts	2,640	(306)	820	934	1,412
Research and development expenses(1)	48,760	24,254	21,910	20,489	12,648
Loss on disposal and impairment of property, plant and equipment	163	294	75	42	478
Government grants recognized in income	(297)	(688)	(197)	(141)	(6,984)
Total operating expenses	227,800	145,022	159,611	108,689	49,534
Operating income	215,644	68,562	45,316	45,417	504
Interest and financing expenses	(1,453)	(650)	(1,070)	(1,569)	(1,729)
Interest income	1,930	1,996	2,016	1,183	731
Other income	496	912	321	13	100
Income (loss) before income taxes and non-controlling interests	216,617	70,820	46,583	45,044	(394)
Income tax expenses	(31,438)	(5,605)	(10,472)	(8,339)	(2,664)
Income (loss) from continuing operations	185,179	65,215	36,111	36,705	(3,058)
Net income from discontinued operations, net of tax of nil	—	—	—	—	2,338
Net income (loss)	185,179	65,215	36,111	36,705	(720)
Less: (income) loss attributable to non-controlling interests	(74,810)	(20,286)	(14,329)	(10,898)	124
Net income (loss) attributable to the shareholders of Sinovac	110,369	44,929	21,782	25,807	(596)
Preferred stock dividends	(6,015)	(5,128)	—	—	—
Net income (loss) attributable to common shareholders of Sinovac	104,354	39,801	21,782	25,807	(596)
Comprehensive income (loss)	217,507	62,388	25,115	44,803	(9,563)
Less: comprehensive (income) loss attributable to non- controlling interests	(82,892)	(19,681)	(12,507)	(12,089)	953
Comprehensive income (loss) attributable to shareholders of Sinovac	134,615	42,707	12,608	32,714	(8,610)
Weighted average number of common shares outstanding
- basic	98,897,345	94,876,946	64,727,146	57,033,816	56,949,083
- diluted	113,662,362	109,691,959	64,977,554	57,101,191	56,949,083
Earnings (loss) per share

Basic
Continuing operations	1.06	0.42	0.34	0.45	(0.05)
Discontinued operations	—	—	—	—	0.04
Basic net income (loss) per share	1.06	0.42	0.34	0.45	(0.01)

Diluted
Continuing operations	0.97	0.41	0.34	0.45	(0.05)
Discontinued operations	—	—	—	—	0.04
Diluted net income (loss) per share	0.97	0.41	0.34	0.45	(0.01)

Weighted average number of common shares outstanding
- basic	98,897,345	94,876,946	64,727,146	57,033,816	56,949,083
- diluted	113,662,362	109,691,959	64,977,554	57,101,191	56,949,083
Supplemental information(2)
Non-GAAP adjusted EBITDA	229,884	76,382	54,757	51,277	8,223
Non-GAAP net income from continuing operations	197,080	68,524	39,857	36,361	293
Non-GAAP Diluted EPS from continuing operations	$1.03	$0.44	$0.38	$0.44	$0.01

(1)	Includes share-based compensation of $10.2 million, $3.0 million, $4.3 million, $1.0 million and $2.4 million in 2020, 2019, 2018, 2017 and 2016, respectively.
(2)	See “Non-GAAP Measures” below.

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

The table below sets forth a reconciliation of our income (loss) from continuing operations to Non-GAAP adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Income (loss) from continuing operations	$185,179	$65,215	$36,111	$36,705	$(3,058)
Adjustments
Share-based compensation	10,203	3,003	4,305	979	2,409
Depreciation and amortization	4,037	4,817	5,136	4,881	5,310
Interest and financing expenses, net of interest income	(477)	(1,346)	(946)	386	998
Net other income	(496)	(912)	(321)	(13)	(100)
Income tax expense	31,438	5,605	10,472	8,339	2,664
Non-GAAP adjusted EBITDA	$229,884	$76,382	$54,757	$51,277	$8,223

The following table sets forth a reconciliation of our net income from continuing operations to non-GAAP net income from continuing operations for the periods indicated:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Net Income (loss) from continuing operations	$185,179	$65,215	$36,111	$36,705	$(3,058)
Add: Foreign exchange (gain) loss	1,698	306	(559)	(1,323)	942
Add: Share-based compensation	10,203	3,003	4,305	979	2,409
Non-GAAP net income from continuing operations	$197,080	$68,524	$39,857	$36,361	$293

The following table sets forth a reconciliation of our diluted EPS from continuing operations to non-GAAP diluted EPS from continuing operations for the periods indicated:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands except share and per share data)
Net income (loss) from continuing operations attributable to common shareholders of Sinovac	$104,354	$39,801	$21,782	$25,807	$(2,934)
Add: Preferred stock dividends	6,015	5,128	—	—	—
Net Income (loss) from continuing operations attributable to common shareholders of Sinovac for computing diluted earnings per share	110,369	44,929	21,782	25,807	(2,934)
Add: Non-GAAP adjustments to net income from continuing operations(1)	7,365	2,109	2,764	(344)	3,351
Non-GAAP net income attributable to common shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings per share	117,734	47,038	24,546	25,463	417

Weighted average number of shares on a diluted basis	113,662,362	109,691,959	64,977,554	57,101,191	56,949,083
Diluted earnings (loss) per share from continuing operations(2)	0.97	0.41	0.34	0.45	(0.05)
Add: Non-GAAP adjustments to net income per share from continuing operations(3)	0.06	0.02	0.04	(0.01)	0.06
Non-GAAP diluted earnings per share from continuing operations(4)	$1.03	$0.43	$0.38	$0.44	$0.01

(1)	See the table above about the reconciliation of net income from continuing operations to non-GAAP net income from continuing operations for more information on these non-GAAP adjustments.
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

	As of December 31,
Balance sheet data	2020	2019	2018	2017	2016
	(in thousands)
Cash and cash equivalents	$1,041,008	$152,718	$158,170	$114,415	$62,434
Total assets	1,901,326	452,299	369,780	299,219	211,355
Short-term bank loans and current portion of long-term debt	32,941	5,934	3,321	18,152	31,279
Total current liabilities	679,610	87,199	58,205	92,543	66,264
Long term debt (include due to related party)	8,285	1,436	10,595	21,919	9,448
Net assets	1,120,125	352,195	291,928	177,140	129,666
Non-controlling interests	373,653	58,176	38,495	25,988	13,899
Common stock	99	99	71	57	57
Total shareholders’ equity	$746,472	$294,019	$253,433	$151,152	$115,767

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company

Our business growth relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.

The biopharmaceutical market in general and the vaccine product market in particular are developing rapidly as a result of ongoing infectious disease threats and new trends in the related research and technology developments. Consequently, our success depends on our ability to react to threats of disease and technology development trends and to identify, develop and commercialize in a timely and cost-effective manner effective vaccine products that meet evolving market needs.

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

Although we are profitable in 2018, 2019 and 2020, we incurred a loss in past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We recorded a profit in 2018, 2019 and 2020. However, we incurred a loss in the past years, caused primarily by research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

As required by the PRC laws, we sell vaccines in China through Centers for Disease Control (“CDCs”) which are PRC government agencies. This exposes us to risks relating to doing business with the government.

As required by the PRC laws, we sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agencies were to be consolidated with another ministry. In addition, if our vaccines are to be sold in other countries or regions other than China, regulatory approvals from the relevant governmental authorities of the target markets are to be obtained. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our stock price and result in substantial losses. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of hepatitis A vaccine, hepatitis A&B vaccine, influenza vaccines, enterovirus type 71 (“EV71”) vaccine, varicella vaccine, mumps vaccines and COVID-19 vaccine would cause our revenues to decline and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derive a substantial percentage of our revenues from a small number of vaccine products, including hepatitis A vaccine, Healive, hepatitis A&B vaccine, Bilive, influenza vaccines, EV71 vaccine, Inlive, varicella vaccine, mumps vaccine and COVID-19 vaccine, CoronaVac. As a result of this relative lack of product diversification, an investment in our company would be riskier than investments in companies that offer a wide variety of products or services.

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

Successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive, we cannot assure that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. In December 2019, a strain of novel coronavirus, COVID-19, causing respiratory illness emerged in the city of Wuhan in the Hubei province of China and has subsequently spread throughout the world. The outbreak of COVID-19 was recognized as a pandemic by the World Health Organization on March 11, 2020. In response to the outbreak, governmental authorities in various jurisdictions imposed lockdowns and other restrictions to contain the virus, and various businesses suspended or reduced operations. The PRC government took certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses throughout the whole country, including Beijing where our research and development functions and main production lines are located. We continue to monitor the spread of COVID-19 in China and globally and have put in place and will continue to put in place measures as appropriate and necessary for our business. Any prolonged deviations from normal daily operations could negatively impact our business. In the first half of 2020, our domestic sales ceased due to suspension of vaccination by the CDCs in China, and our export is disrupted due to cancellations of cargo flights. We have been closely monitoring the changes and continually assessing the potential impact on our business. Any prolonged disruption of our clinical trials, suppliers or contract manufacturers could delay regulatory approvals or the commercialization of any current or future products.

We could face risks and uncertainties related to our efforts to develop a vaccine to help prevent COVID-19 and potential treatments for COVID-19, as well as challenges related to their manufacturing, supply and distribution.

We face uncertainties related to our efforts to develop a vaccine to prevent the COVID-19, including uncertainties and risks that our existing and future vaccines may not be successful, commercially viable or receive final approval from regulatory authorities. The pre-clinical, clinical data or safety data and further analysis of the existing pre-clinical, clinical or safety of our existing COVID-19 vaccine or future vaccines or treatments may be unfavorable, or we may not be able to produce comparable clinical or other results, including but not limited to the rate of vaccine effectiveness and safety and tolerability profile observed to date or in larger, more diverse populations upon commercialization. Our COVID-19 vaccine, CoronaVac, may not be able to prevent COVID-19 caused by emerging virus variants. The widespread use of the vaccine may lead to new information about efficacy, safety or other developments, including the risk of additional adverse reactions or side effects and regulatory authorities may not be satisfied with the results from our and any future pre-clinical and clinical studies and may not approve our existing or future vaccines or treatments, or may withdraw or terminate such approvals granted previously to us. Disruptions in the relationships between us and our collaboration partners, research and development institutes, clinical trial site, countries where the trials are conducted or third-party suppliers, availability of raw materials to manufacture any such products, our ability to scale up or maintain the manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate within global demand for any potential approved vaccine or product candidate, could delay the commercialization of our existing COVID-19 vaccine or any future vaccines or products or otherwise have a significant impact on our business, financial condition and results of operations. We cannot guarantee you that we can produce superior or more competitive products than our other competitors, or whether the demand for our COVID-19 vaccine may still exist. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believed we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted. We have completed phase III trials of COVID-19 vaccine in Brazil, Turkey, Indonesia and Chile and have received a conditional marketing authorization for CoronaVac from the NMPA. We cannot assure comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile or in larger, more diverse populations upon commercialization. Major international and Chinese vaccine companies, universities and other research institutions are also pursuing the development of the COVID 19- vaccines. They may succeed in developing COVID-19 vaccine and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position.

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

Our executive officers, employees and other agents may violate applicable laws in connection with the marketing or sale of our products, including FCPA and applicable anti-corruption laws in China and other jurisdictions in which our products are sold or registered for sale. FCPA generally prohibits United States issuers from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires issuers to maintain reasonable internal controls. The PRC also strictly prohibits bribery of government officials. We have adopted a policy regarding compliance with FCPA and other applicable anti-corruption laws to prevent, detect and correct such corrupt practice. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC and some of the countries in which we seek to do business. While we have sought to enhance measures and controls to ensure compliance with FCPA and other applicable anti-corruption laws by individuals involved with our company, our existing compliance policies and procedures may be insufficient or may fail to prevent our employees or other agents from engaging in inappropriate conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents. As discussed under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings,” we have conducted an internal investigation regarding FCPA related matters and have informed NASDAQ, the SEC and the U.S. Department of Justice (the “DOJ”) regarding these matters. On August 14, 2018, the SEC notified us that the SEC had concluded its investigation and would not recommend an enforcement action against us at this time. On September 12, 2018, the DOJ notified us that it had closed its investigation, with no charges. With the closure of the DOJ’s investigation, we are not aware of any pending U.S. government investigations on us related to these matters.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2020. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The technologies applied by our competitors and us are rapidly evolving and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors, please see “Item 4. Information on the Company — B. Business Overview — Competition.”

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

We used to estimate our market share in China based on the batch release number published by the National Institutes for Food and Drug Control (“NIFDC”) which represents the market share estimated based on published supply quantity, but not the actual number of sales in the market. We supplied 10.9%, 20.6% and 41.8% of the EV71 vaccine market in China in 2020, 2019 and 2018, respectively. We supplied 30.4%, 26.7% and 24.3% of the total hepatitis A vaccine market in China, or 81.8%, 71.9% and 67.8% of the inactivated hepatitis A vaccine market in China in 2020, 2019 and 2018, respectively. We supplied 18.6%, 14.8% and nil of the seasonal flu vaccine market in China in 2020, 2019 and 2018, respectively. We supplied 82%, 70.6% and 21.2% of the mumps vaccine market in China in 2020, 2019 and 2018, respectively. We also launched varicella vaccine in 2020 and supplied 4.1% of varicella in 2020. Our revenue could be adversely impacted if we are not able to maintain our market share.

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

Since 2008, we have received three stockpiling orders for our H5N1 vaccine from China’s central government every two years in an amount of three million doses per order, and four stockpiling orders from Beijing government in an amount of 20,000 doses per order. The latest batch of stockpiled H5N1 vaccines for the central government expired in the first half of 2016 and we recognized the revenue upon the government inspection. The most recent batch ordered by Beijing government expired in 2020. We cannot assure that we will receive additional stockpiling orders from governments in the future.

If CDCs, hospitals, physicians and patients do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approvals for commercialization of our vaccines in China or in other countries or regions, they still may not gain market acceptance among CDCs, regulatory agencies, hospitals, physicians, patients and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, regulatory agencies, hospitals and physicians may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products are established, CDCs, regulatory agencies, hospitals and physicians may elect not to recommend these products for a variety of reasons. There are other vaccines and treatment options for the conditions that many of our products and product candidates target, such as EV71, hepatitis A and B and influenza. In order to successfully launch a product, we must educate physicians and patients about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available vaccines, CDCs, hospitals, physicians and patients might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively affected as a result of actions of shareholders or others.

On March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at our annual general meeting of shareholders held on February 6, 2018 (the “2017 AGM”). We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at the 2017 AGM by certain of our shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”) was invalid. We refer to this ballot as the “Non-Public Submission.” On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the “Antigua Court”). The complaint sought a declaration that the five persons purportedly proposed by the Shareholder Group on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. Following a trial in early December 2018, the Antigua Court issued a judgment on December 19, 2018 that dismissed 1Globe’s claim and declared that Sinovac Antigua’s shareholder rights agreement (the “Rights Agreement”) was validly adopted as a matter of Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report.

On October 8, 2018, Sinovac became aware that unauthorized documents in respect of Sinovac Biotech (Hong Kong) Ltd. (“Sinovac Hong Kong”) had been filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. Mr. Yin and Ms. Wang commenced legal proceedings before the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) (“HCMP 1731/2018”). In a hearing before the Hong Kong High Court on October 19, 2018, the judge granted an interlocutory injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Antigua or its subsidiaries, and relying on or using the forged documents in any way whatsoever. On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made orders (“November 28 Order”) and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Yin and Ms. Wang as Plaintiff, and Mr. Cao and Mr. Li as the Defendants. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong (“Lawful Directors”), and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed. The November 28 Order is effective and enforceable. The Companies Registry has removed the forged documents following the November 28 Order. On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. The appeal does not operate as a stay on the November 28 Order except to the extent that the Court below, or the Court of Appeal otherwise directs: O.59, r. 13 (1)(a) of the Rules of the High Court. As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018. No hearing date has yet been fixed to hear the appeal.

On October 8, 2018, Sinovac also became aware that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Haidian District of Beijing (“Haidian AIC”) to change the directors of Sinovac Beijing from Mr. Yin, Ms. Wang and Mr. Dawei Mao to Mr. Cao, Mr. Li and Ms. Xiaomin Yang. Mr. Yin and Ms. Wang filed objection to such unlawful change to the Haidian AIC. On March 19, 2020, Haidian AIC issued an official decision (“AIC Decision”) declaring that (i) the unauthorized documents filed are forged and fake documents; (ii) the filing of change of directors with the forged documents is null and void; (iii) the unlawful filing to change the directors will be removed and the registration of Mr. Yin, Ms. Wang and Mr. Mao as directors of Sinovac Beijing will be restored. The parties of material interest concerned in the AIC Decision may raise objection or file a lawsuit within 60 days. No one has filed the objection or lawsuit against the AIC Decision within 60 days thereof.

On May 31, 2019, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution, in Massachusetts state court. Sinovac removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac filed a motion to dismiss Heng Ren’s claims and the court’s decision on that motion is pending.

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

On April 17, 2018, Mr. Aihua Pan and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. In addition, these individuals disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to these disruptive actions, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility, though production has resumed at this facility months later. Sinovac Beijing was also forced to destroy the bacterial seeds intended for use in the production of its 23-valent pneumococcal polysaccharide vaccine (“PPV”) and to suspend all preparations for and ultimately postpone the inspection by NMPA, formerly known as the PRC State Food and Drug Administration, of the manufacturing site necessary for 23-valent PPV production approval. On September 17, 2020, the Fourth Intermediate People’s Court of Beijing issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB 15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($9.2 million) in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.5 million), including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In October 2016, we increased our ownership in Sinovac Dalian to 67.86% by making an additional RMB80.0 million ($12.3 million) capital contribution. In November 2020, we increased our ownership in Sinovac Dalian to 68% by converting RMB46.6 million ($7.0 million) loan into capital. In 2020, 2019 and 2018, we provided a loan of RMB17 million ($2.6 million), RMB30 million ($4.6 million) and RMB30 million ($4.6 million), respectively, to Sinovac Dalian. We cannot assure that Sinovac Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful. As such, we could incur related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

The interests of the minority shareholder of Sinovac Beijing, Sinovac Life Sciences Co., Ltd. (“Sinovac LS”, formerly known as Sinovac Research and Development Co., Ltd.) and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

We are the majority shareholder of and have equity interests in Sinovac Beijing, Sinovac LS and Sinovac Dalian. If our interests diverge from those of our minority shareholders, they may exercise their rights under the relevant articles of association, shareholder’s agreement or joint venture contracts of each of such subsidiaries and the relevant PRC laws to protect their own interests, which may substantially differ from ours. As a result, our ability to manage these subsidiaries may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

Recent disruptive actions taken by Sinobioway Medicine has shown that its interests are not aligned with ours. We cannot assure that Sinobioway Medicine will be cooperative in handling matters related to the operations of Sinovac Beijing in the future.

As of the date of this annual report, Dalian Jin Gang Group has been cooperating with us with respect to the business of Sinovac Dalian, and the minority shareholders of Sinovac LS have been aligned with us with respect to the business of Sinovac LS. We cannot assure, however, that these minority shareholders will continue to act in a cooperative manner in the future.

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

If we are unable to enroll sufficient subjects and identify clinical investigators for our clinical trials, our development programs could be delayed or terminated.

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

While we use raw materials and other key material supplies that are generally available from multiple commercial sources, certain raw materials that we use to cultivate our influenza vaccines, such as embryonated eggs, are in short supply or difficult for suppliers to produce in accordance with our specifications If third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and if we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

In addition, if we fail to secure supply sources for some of the raw materials we use, our business could be harmed. For example, we sourced hepatitis B antigens entirely from Beijing Tiantan Biological Products Co., Ltd. (“Beijing Tiantan”) for Bilive production. Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Tiantan agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Tiantan supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Tiantan ceased its hepatitis B antigens production due to facilities renovation. We will work closely with Beijing Tiantan to resume production of Bilive. However, we do not have expected timetable to this.

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

According to the China GMP guidelines, each vaccine product can only be produced in a dedicated production facility. In Beijing, we conduct the primary production of each vaccine in a dedicated production plant at our Shangdi site, Changping site and Daxing Site, and secondary filling and packaging at our Changping site. In Dalian, we manufacture mumps and varicella vaccine at one facility. We do not maintain back-up facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business.

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

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to further expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2020, we had approximately $1,041 million in cash and cash equivalents. We expect to undertake significant future financings in order to:

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

Sinovac Antigua is authorized to issue 100,000,000 common shares, 99,294,743 of which are issued and outstanding. To increase the number of authorized common shares, we must amend Sinovac Antigua’s Articles of Incorporation and By-laws, which requires (i) the majority of common shares be present for a quorum, and (ii) affirmative vote of two thirds of common shares (excluding Series B Preferred Shares) present and voting at the general meeting. We cannot assure that Sinovac Antigua will be able to collect sufficient affirmative votes to amend its Articles of Incorporation and By-laws. If we fail to increase the number of authorized commons shares of Sinovac Antigua, we will lack common shares for future issuance of equity securities.

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

The shares owned by the PIPE Investors currently represent approximately 20.72% of the voting rights in respect of our share capital (after taking into account the shares issued in the Exchange under the Rights Agreement). Further, the PIPE Investors are entitled to appoint a designee and observer to Sinovac Antigua’s board of directors. Accordingly, the PIPE Investors may have the ability to influence the direction of Sinovac Antigua or the outcome of most matters submitted for the vote of our shareholders. In any of these matters, the interests of the PIPE Investors may differ from or conflict with the interests of our other shareholders.

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

On February 21, 2021, we entered into a second amendment to the Rights Agreement to extend the expiration date of the rights contained therein from February 22, 2021 to February 22, 2022.

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

We had 1959 full-time employees as of December 31, 2020 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of all our executive officers in the future.

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

In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in China is intense and turnover rates are high. There is a shortage of employees in China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. In addition, we have a limited number of shares available for issuance under our share incentive award plan, which may affect our ability to retain and motivate our employees. We may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

Based on the market price of our common shares and the value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year. As a result, fluctuations in the market price of our common shares (or changes in the composition of our income or assets) may cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have based our valuation on the market price as of the last date of the last trading day of our common shares as well as on certain financial valuation determinations by third parties in connection with our recent financing transactions. We cannot provide any assurances that the actual value of our shares are not materially different on actual measurement dates and as to whether the IRS will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, additional reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, document management, production management, quality control and assurance and product distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We had been required to comply with the new GMP standards implemented by NMPA since March 1, 2011 and all vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline were forced to suspend production.

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

The 2020 Chinese Pharmacopoeia came into effect on December 30, 2020. We have made a thorough assessment on the 2020 Chinese Pharmacopeia and updated our operation procedures according to the new regulatory requirements to ensure full compliance.

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

We are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by relevant governmental agencies. It is likely that China will continue to adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although our facilities have passed previous environmental examination conducted by the Beijing Municipal Environment Protection Bureau, we cannot assure that we will continue to pass similar environmental examinations on any future production facilities that we may construct.

We have already obtained the approval of the environmental impact assessment report from relevant regulatory authorities for our relevant construction plan of our facilities, however, we cannot assure that we will continue to obtain the approval on environmental impact assessment report for any future production facilities that we may construct. According to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment report, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. Moreover, we do not currently have a pollution and remediation insurance policy to mitigate any risk related to environmental pollution or violation of environmental law.

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

All of our current facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 55,606 square meters (598,582 square feet). However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 40,080 square meters (431,418 square feet) which Sinovac Dalian was granted the right to use. The PRC government may treat the land as idle land, in which case we may be required to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to PRC government, any of which would adversely affect our financial condition.

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

The PRC Vaccine Administration Law became effective on December 1, 2019. It is China’s first legislation dedicated to the regulation of vaccine industry. According to the law, the supervision of vaccines will cover the whole lifecycle from vaccine development, production and distribution to vaccination. Specialized inspection teams of pharmaceutical professionals will be established at the central and provincial levels to conduct the supervision work. An electronic information system will also be set up to make all information on vaccines trackable during vaccine production, distribution and vaccination. The vaccine tracking system requires vaccination data, including vaccine's information, expiry date and use date, the medical workers who issue the vaccines and their recipients, should be recorded and retained for at least five years after its expiry. The law imposes tough punishments on wrongdoers, stipulating that people whose violations constitute a crime shall bear heavier criminal responsibility. The move under the PRC Vaccine Administration Law could be a milestone in vaccine safety, while bringing back market confidence in the regulatory system. The new law is believed to be able to enable the regulators to close loopholes and rein in risks in vaccine management and boost the confidence of the public in vaccine products manufactured in China. Since the Vaccine Administration Law was recently promulgated, no detailed implementing rules have been promulgated so far, and it is unclear how this regulation will be interpreted, amended and implemented by the relevant PRC government authorities. In addition, PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms. We cannot predict how the new law will affect our business operations or future strategy.

Our Intellectual Property

If we are unable to protect our technologies from competitors with patents or other forms of intellectual property protection, our business may be harmed.

Our success depends, in part, on our ability to protect our proprietary technologies. We try to protect the technology that we consider important to our business by filing patent applications and relying on trade secret and pharmaceutical regulatory protection, including our existing and potential vaccines.

We have a total of 68 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated or circumvented.

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

We conduct a significant part of our operations in China, and generated approximately 71.6% of our sales in China in 2020. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse change in the economic conditions or government policies in China, including the economic slowdown in 2020 due to the COVID-19 pandemic, could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

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

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiaries Sinovac Beijing, Sinovac Dalian and Sinovac LS and our wholly owned subsidiary Sinovac Biomed Co., Ltd. (“Sinovac Biomed”) for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company.

Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are also required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of the subsidiaries to pay dividends in cash.

In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac LS or Sinovac Biomed incurs debt on its own in the future, the instruments governing the debt may restrict either company’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 72% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the PRC government could take future measures to restrict access to foreign currencies for current account transactions.

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

Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status and obtained the corresponding certificate in 2020 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing was entitled to a reduced enterprise income tax (“EIT”) rate of 15% from 2020 to 2022. Sinovac Dalian reconfirmed its HNTE status in 2020 for another three-year period, which is from 2020 to 2022. Sinovac LS, being confirmed as a HNTE in 2020 for a period of three years, is subject to the preferential EIT of 15% from 2020 to 2022. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment” ratio. “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the estimated amount of the total capital as required to enable and support the full scale operation of a PRC foreign-investment company when the company is initially established. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s articles of association and joint venture contract (in the case of a Sino-foreign joint venture) and approved by the competent government authority in advance. The balance between the required “total investment” and the “registered capital” can be satisfied by borrowings or loans obtained by the company. In another word, such loans cannot exceed the difference between such company’s registered capital and total investment.

Loans by us or Sinovac Hong Kong to Sinovac Beijing, Sinovac LS, Sinovac Dalian or Sinovac Biomed cannot exceed the difference between such company’s registered capital and total investment. The total investment and registered capital can be adjusted after the establishment of a foreign-investment companies with the approvals of all the shareholders or unanimous approvals of the board of directors. In the case of Sinovac Beijing, Sinovac Dalian or Sinovac LS, the approval from its respective minority shareholders is required to increase the amount of total investment. Further, all the loans from the overseas lenders must be registered with SAFE as foreign debts.

We may also decide to finance our PRC subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian and Sinovac LS, the approval from its respective minority shareholders. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of the minority shareholders on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries. If we fail to obtain such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand the business.

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

Our legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 15, Zhi Tong Road, Zhongguancun Science & Technology Park, Changping District, Beijing 102200, PRC. Our telephone number at this address is +86-10-5693-1800. Our registered address is located at the office of APN Corporate and Management Services Limited, Unit #4 Bryson’s Complex, Friars Hill Road, St. John’s, Antigua. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

We are a holding company and conduct our business through our 73.09% majority-owned subsidiary Sinovac Beijing, our 59.24% majority-owned subsidiary Sinovac LS, our 68% majority-owned subsidiary Sinovac Dalian, and our wholly owned subsidiaries Sinovac Biomed, Sinovac Hong Kong and Sinovac Biotech (Singapore) Pte. Ltd. (“Sinovac Singapore”). Sinovac Beijing was incorporated on April 28, 2001, Sinovac LS was incorporated on May 7, 2009, Sinovac Dalian was established on January 19, 2010, Sinovac Biomed was incorporated on April 16, 2015, Sinovac Hong Kong was incorporated on October 21, 2008 and Sinovac Singapore was incorporated on August 6, 2020.

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

In May 2009, Sinovac LS was incorporated with a registered capital of $5 million. In June 2016, our board of directors approved an additional capital contribution of $4.6 million, which has been fully provided.

In November 2009, we entered into a joint venture agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million ($9.2 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB140.0 million ($21.5 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian.

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million ($7.7 million). In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB80.0 million ($12.3 million), which aimed to increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million ($7.7 million) was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million ($4.6 million) is provided to Sinovac Dalian. In 2016, an additional RMB30.0 ($4.6 million) million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million ($12.3 million) was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan Yian in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes and operational activities. In December 2015, we entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer our 100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million ($2.0 million). The disposal of Tangshan Yian was completed in February 2016.

In April 2015, we established Sinovac Biomed, which is 100% owned by Sinovac Hong Kong. Sinovac Biomed focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

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

In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a share of our newly created series C junior participating preferred shares (the “Series C Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares and/or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020 and 2021, we further amended the amended and restated Rights Agreement to extend its term until February 2022.

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

In May 2020, Prime Success and Vivo Capital invested $15 million in our wholly owned subsidiary, Sinovac LS, to further the development of CoronaVac. The two investors each loaned $7.5 million in the form of a convertible loan that bore interest, or, at the investor’s election, converted into 7.5% of the total equity interest of Sinovac LS. Later each of Prime Success and Vivo Capital exercised its right to convert its convertible loan into 7.5% of the total equity interests of Sinovac LS. After the investment made by Sino Biopharmaceutical Limited as described below, Prime Success and Vivo Capital each holds approximately 6.3% stake in Sinovac LS.

On August 6, 2020, we established Sinovac Singapore, a wholly owned subsidiary focuses primarily on registering and distributing current and newly-developed vaccine products in Singapore and exporting our products abroad. In addition, Sinovac Singapore seeks research and development collaboration opportunities with third parties in Asia.

In November 2020, we increased our equity ownership of Sinovac Dalian from 67.86% to 68%, by converting RMB46.6 million ($7.0 million) debt into equity.

In December 2020, Sino Biopharmaceutical Limited, an innovative research and development driven pharmaceutical conglomerate in China, through its affiliates, invested approximately $500 million in exchange for approximately 15% equity interest in Sinovac LS in funding for further development, capacity expansion and manufacturing of the CoronaVac. After this investment, our equity ownership of Sinovac LS decreased to 59.24%.

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

We are a fully integrated China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including, without limitation, hepatitis A, hepatitis B, hand foot and mouth disease (“HFMD”) caused by EV71, seasonal influenza, H5N1 and H1N1 pandemic influenza, coronavirus, varicella and mumps. In 2002, we launched our first product, Healive, which was the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. In 2005, we received regulatory approvals for the production of Bilive in China, a combined hepatitis A and B vaccine, and Anflu, a split viron influenza vaccine. In April 2008, we received the regulatory approval for the production in China of our whole viron H5N1 pandemic influenza (avian flu) vaccine, which is the only vaccine approved for sale to the Chinese national vaccine stockpiling program.

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, Sinovac Dalian obtained the production license from NMPA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, NMPA issued the new drug certificate and production license for Inlive, our EV71 vaccine. In January 2016, NMPA issued the GMP certificate and Inlive, our EV71 vaccine, was commercially launched in China in June 2016. In February 2021, NMPA granted a conditional marketing authorization for CoronaVac, our COVID-19 vaccine in individuals aged 18 and above. As of the date of this annual report, CoronaVac is being used under emergency use approval in Indonesia, Brazil, Turkey and Chile and we are also actively seeking regulatory approval of CoronaVac in other countries and regions around the world in an effort to maximize global accessibility and affordability of the COVID-19 vaccine.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of PPV, sIPV, and quadrivalent influenza vaccine (“QIV”) in May 2014, November 2015 and November 2016, respectively. And the new drug applications for PPV, sIPV and QIV were received by NMPA in June 2017, January 2019 and March 2019, respectively. NMPA approved and issued a product license for our varicella vaccine, QIV vaccine and PPV vaccine in December 2019, June 2020 and December 2020, respectively. We initiated the development of CoronaVac, an inactivated vaccine against COVID-19, on January 28, 2020 and began rolling submission to NMPA since September 2020 and NMPA carried out rolling reviews when the submission was made. On February 5, 2021, NMPA granted a conditional marketing authorization to us for CoronaVac in individuals aged 18 and above.

Our Products

We specialize in the research, development, manufacturing and commercialization of vaccines for infectious diseases with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

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
(4)

Our COVID-19 vaccine, CoronaVac, has been granted the conditional marketing authorization in China. In other countries outside China, CoronaVac has been granted either the emergency use approval or conditional marketing authorization.

•

Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, consuming contaminated food or drinking water that has been contaminated by hepatitis A virus. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. We are selling Healive in Asia and Latin America and Mediterranean region.

•

Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier. Recipients under China’s vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine. Our production line to manufacture our hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually.

•

Anflu. In October 2005, we received the final approval from NMPA to produce Anflu, a vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply (“IVS”) taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. We didn’t supply season flu vaccine in 2018 due to the production disruptions resulting from the actions of the representative of Sinobioway Medicine. Further, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility. The production of Anflu resumed at this facility in 2019. Our production line to manufacture our flu vaccines, Anflu, QIV, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 15 million doses of Anflu. Our Anflu products are sold to Asia, Africa, and Mediterranean region.

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

•

Panflu.1. In September 2009, we were granted a production license for Panflu.1 by the NMPA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. We started to sell Panflu.1 in September 2009 but has not generated revenue since 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future. Panflu.1 is also registered for sale in Mexico.

•

Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. In September 2012, we were granted a production license for mumps vaccine. We began to sell mumps vaccine in December of 2012.

•

Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including China, Malaysia, Singapore, Australia, Vietnam and Taiwan. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, NMPA accepted our application to commence human clinical trials and on December 23, 2010, we obtained the approval from NMPA to commence clinical trials. In 2013, we completed all three phases of clinical trials. On December 30, 2015, NMPA issued the new drug certificate and production license for our EV71 vaccine. On January 25, 2016, NMPA issued the GMP certificate for Inlive. We have been granted eleven patents relating to the EV71 vaccine in China. Inlive primarily targets children from six months old to three years old, with each child requiring a total of two doses one month apart from another.

•

Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with NMPA in January 2013 and obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application was filed with NMPA in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year. In December 2019, NMPA approved and issued a product license for our varicella vaccine, and we began to sell varicella vaccine in April 2020.

•

Pneumococcal polysaccharide vaccine (“PPV”). PPV is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with serious long-term health problems. We filed an application for clinical trials to NMPA in February 2011 and obtained the approval to commence clinical trials in May 2014. On December 2, 2020 the NMPA approved and issued a product license for our 23-valent PPV vaccine to prevent the infection by streptococcus pneumonia in adults and children aged two years old and above, which is our first bacterial vaccine product approved so far, broadening the potential of our product portfolio. The commercial production of PPV has started and the first few batches were delivered in the beginning of 2021.

•

Quadrivalent influenza vaccine (“QIV”). Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one influenza B virus, QIV is designed to protect against four different flu viruses; two influenza A viruses and two influenza B viruses. These two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from NMPA. The approval to conduct human clinical trial was issued by NMPA in November 2016. Phase III clinical trial has been completed. The preliminary results of the phase III clinical trial showed that the vaccine is safe and immunogenic. The site inspection was completed in March 2020. On June 24, 2020, NMPA issued a product license for our QIV vaccine.

•

COVID-19 vaccine (“CoronaVac”). We initiated the development of a vaccine against COVID-19 on January 28, 2020. The application for clinical trials was submitted to NMPA on March 13, 2020. NMPA implemented a concurrent review on the full submission and granted the approval for clinical trials on April 13, 2020. The phase I clinical trial commenced on April 16, 2020. The phase I and II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the phase I trial and 600 participants in the phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in the Lancet Infectious Diseases on November 17, 2020. The phase I trial was conducted in a dose-escalating manner, in which participants were randomly separated 1:1 into two vaccination schedule cohorts, the days 0 and 14 cohort and days 0 to 28 cohort, and then randomly assigned to blocks within each cohort of low-dose CoronaVac (3 μg) or high-dose CoronaVac (6 μg). Within each block, participants were randomly assigned 2:1 to either two doses of CoronaVac or placebo. In the phase II trial, at screening, participants were randomly separated 1:1 into the same two vaccination schedule cohorts and then randomly assigned 2:2:1 to receive two doses of either low-dose CoronaVac, high-dose CoronaVac, or placebo. The study found that two doses of CoronaVac at different concentrations and using different dosing schedules were well tolerated and moderately immunogenic in healthy adults aged 18 to59 years. We started our first phase III trial on CoronaVac on July 21, 2020 in Brazil, and then in Turkey, Indonesia and Chile. In compliance with the principles of Good Clinical Practice (GCP), the trials were conducted with the vaccine candidate produced from the same lot and following the 0, 14 day schedule. There were a total of approximately 30,000 participants enrolled in the trial across those four countries. In Brazil, a phase III efficacy study conducted on healthcare worker only, who directly contact COVID-19 patients, shows an efficacy rate of 100.00% in preventing hospitalized, severe and fatal cases, 83.70% in preventing cases requiring medical treatment, and 50.65% overall efficacy rate. In Turkey, another trial on over 10,000 volunteers mainly among general population shows 100.0% efficacy rate against hospitalized cases and an overall 83.5% efficacy rate. We began rolling submission to NMPA since September 2020 and NMPA carried out rolling reviews when the submission was made. We were granted a conditional marketing authorization (CMA) by NMPA for CoronaVac in individuals aged 18 and above on February 5, 2021. As of March 31, 2021, CoronaVac has been granted either emergency approval or conditional marketing authorization by over 30 countries or regions.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•

Sabin Inactivated Polio vaccine (“sIPV”). Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (“OPV”), is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete inactivated polio vaccine (“IPV”) introduction and OPV withdrawal by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020. sIPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology (“INTRAVACC”) a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we completed the pre-clinical study and submitted the application for clinical trials to NMPA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which was completed in 2018. In January 2019, the NDA was submitted to the NMPA. In March 2019, given the high demand for effective polio vaccines, the application was granted fast track review. Currently, the application is under review while planning on consistency study on three consecutive lots, which has started in 2020. We expect the product license to be granted in the middle of 2021. An application of pre-qualification assessment by WHO was filed by us in January 2020 and site-inspection by WHO was conducted in February 2021. We expect a decision of such assessment in 2021.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive, varicella vaccine, QIV and PPV. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other countries. COVID-19 is spreading globally, and the whole world is facing an unprecedented public health crisis. We commenced the development of the COVID-19 vaccine at the end of January 2020. Our R&D team have completed comprehensive preclinical studies and clinical trials in partnership with leading academic research institutes in China and overseas. Our COVID-19 vaccine has been granted a conditional market authorization by NMPA on February 5, 2021.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarters to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products. In 2021, we plan to conduct pipeline product development in our new site in Daxing District of Beijing, where we produce CoronaVac.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $48.8 million, $24.3 million and $21.9 million in 2020, 2019 and 2018, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to increase our market share and enhance our competitive advantage in the private vaccine sales market in China while building on this strength to push government to expand market size in the government-paid market. We also intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside China.

In 2018, our sales model was totally transformed to a collaborative model between our sales team and third-party marketing agents. We have formed a marketing management team, strengthened the compliance management to third-party marketing agents, and expanded market coverage, improved market competition, and improved the quality of customer services through professional and academic promotion activities. As of December 31, 2020, our internal sales and marketing team covered 2,171 district CDC customers in 31 provinces in China, representing an increase of 8.7% as of the end of year 2019. Our sales team is mainly responsible for the maintenance of customer relationship at or above the provincial level, bidding access at the provincial level, the development of the public market, as well as product after-sales services and the support and management of third-party marketing agents. We cooperate with 48 third-party marketing agents, engaging approximately 1,000 marketing and promotional staff. The team of the third-party market agents carries out business with district CDC customers with our support in all aspects. In addition, we have taken the lead in placing commercial insurance compensation mechanism for abnormal response to vaccination nationwide in the private vaccine market to provide more professional services for CDC customers and consumers. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

In 2020, 2019 and 2018, our sales in China contributed 71.6%, 92.3% and 93.7%, respectively, of our total sales. As of December 31, 2020, we had already exported our vaccine products to 28 countries. Our products are being registered in 30 countries. In order to speed up the business globalization, as well as strengthening our reputation for quality, we obtained WHO prequalification in December 2017 for hepatitis A vaccine, Healive. As of the date of this annual report, CoronaVac is being used under emergency use approval in Indonesia, Brazil, Turkey and Chile and we are also actively seeking regulatory approval of CoronaVac in other countries and regions around the world in an effort to maximize global accessibility and affordability of the COVID-19 vaccine. We will continue to explore the globalization of our product portfolio and develop products targeting potential international markets where we believe we can be successful.

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

Manufacturing, Safety and Quality Assurance

We have four manufacturing bases located in the Haidian, Changping and Daxing districts of Beijing and Dalian of Liaoning province.

We have three upstream production facilities in Haidian District, Beijing for commercialized products. Our Healive and Bilive share the same production line, which has an aggregate annual capacity of 10 million doses. Our Anflu production line has an annual capacity of 15 million doses, which can also be used to produce 20 million doses of Panflu or Panflu.1 annually. Our PPV has an annual capacity of 5 million doses.

We received GMP certificates for our Healive, Bilive and Anflu production facilities initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2018. The upstream production plants for our hepatitis vaccines and flu vaccines in Haidian District passed the new GMP certification and obtained the new GMP certificate on April 17, 2013, which was renewed on April 13, 2018 for five years. Our hepatitis A vaccine production lines in both Shangdi site and Changping site passed GMP inspection by WHO for prequalification purpose in December 2017. Our upstream production line for PPV, with an annual production capacity of 5.0 million doses, was built in Shangdi site in 2014, which passed the GMP inspection in 2020.. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power to our Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products of hepatitis A vaccine and influenza vaccine and temporarily suspended production at the impacted facility in order to maintain product safety. Since the influenza vaccine is a seasonal product, there was no supply of Anflu for the flu season of 2018-2019. However, production of the hepatitis A vaccine resumed in fourth quarter of 2018 and production of the influenza vaccine resumed in March 2019. Our PPV production line passed the inspection by NMPA in June 2020 and production license was granted on December 2, 2020.

Our production site in Changping District, Beijing consists of a new filling and packaging line that complies with the new PRC GMP standards, the EV71 production facilities and a warehouse. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016 for five years. Our upstream production facilities of sIPV were built in Changping in 2017 with an expected annual production capacity of 20 million doses.

We have built a new production site for CoronaVac in Daxing District, Beijing, in compliance with the new PRC GMP standards, and our CoronaVac production lines have an estimated annual capacity of 2 billion doses.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian received its GMP certificate from NMPA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. Our varicella vaccine production line was inspected by NMPA and a production license was granted in December 2019.

Each of our subsidiaries has its own quality assurance department. The quality assurance department of each subsidiary plays a role to supervise the R&D, manufacturing, procurement, quality control, sales and marketing, logistics and plant construction of each subsidiary under the guidance of the applicable regulations and guidelines. Regular training or seminars are organized among quality assurance departments of subsidiaries to share and exchange knowledge and experiences.

We have built a pharmacovigilance system, which includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff organization and their relevant duties and responsibilities. According to the requirements of the regulatory authorities, we regularly report the severe Adverse Event Following Immunization (“AEFI”) in time . We summarize and analyze safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, and to submit the Periodic Safety Update Reports to the regulatory authorities regularly. Meanwhile, we are also required to assist the regulatory authorities to investigate on the AEFIs and provide related information as required.

With respect to compliance with environmental laws, we have also obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing in 2011. We produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal flu or Anflu vaccine. According to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment reports, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We have canceled the construction plan for our influenza vaccine production facility in Changping. A new environmental impact assessment report regarding the change was submitted to the relevant environment protection authorities and passed the government inspection in 2011. We also added a sIPV production facility to the Changping construction plan in 2016. The relevant environmental impact assessment report was submitted to the relevant government authorities and passed the government evaluation. The approval on such report was already obtained. The construction of sIPV has been completed, and we have completed the clinical trial. In addition, we have also obtained approval for the environmental impact assessment report for PPV production facility at our Shangdi site in 2014. In 2020, we obtained the approval for the environmental impact assessment report for the CoronaVac production facility.

Collaborations

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA (“GSK”), to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. We did not make any payment for purchasing measles seeds to GSK during the year ended December 31, 2020, 2019 and 2018.

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

We agreed to pay INTRAVACC a license fee of up to $2,406 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achievement of specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded a payment of $35,000 (€30,000) and $0.6 million (€0.5 million) for the year ended December 31, 2020 and 2018, as research and development expense. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2019.

We licensed from MedImmune, LLC (“MedImmune”) certain rights to use patented reverse genetics technology pertaining to a virus strain used for the production of Panflu (H5N1). We have agreed to pay an upfront license fee and to pay milestone payments of up to an aggregate of $9.9 million upon the achievement of certain amount of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digits of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amendments with MedImmune in respect of four of our patent license agreements with MedImmune to, among other things, extended the effectiveness term of each agreement to reflect revised termination dates between December 2015 and May 2021. We accrued a royalty payment of $9,000 in 2018, which was paid in 2019. We did not accrue any royalty payment in 2020 and 2019.

In March 2009, we entered into a technology transfer agreement (with an amendment agreement entered into on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjin Cansino will transfer the technology related to pneumococcal vaccine to us and jointly develop the technology with us. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

Under the terms of the technology transfer agreement, we will make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $0.3 million for the transfer of an additional six serotypes and related technology. As of December 31, 2020, we made total milestone payments of $1.2 million ($1 million under the agreement dated as of March 12, 2009 and $0.2 million under the amendment agreement dated as of December 14, 2011). The remaining milestone payments will be paid when we achieve each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, we entered into the third amendment to the technology transfer agreement dated March 12, 2009, as amended on November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both we and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. We did not make any payment in this regard for the years ended December 31, 2020, 2019 and 2018.

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

We agreed to pay NIH a license royalty of $80,000 upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. We recorded a license royalty of $1,000, $1,000 and $16,000 for the year ended December 31, 2020, 2019 and 2018, respectively, as research and development expenses.

In June 2020, we entered into a clinical development collaboration agreement with Instituto Butantan, a leading Brazilian producer of immunobiologic products, to advance the clinical trials of CoronaVac to phase III. Through the collaboration, Instituto Butantan sponsored the phase III clinical trials in Brazil. These series of agreements completed or to be completed between the parties help establish extensive collaboration that includes technology licensing, market authorization and commercialization of CoronaVac. In this way, Instituto Butantan can ensure that the Brazilian population has access to this vaccine.

In August 2020, we signed two agreements with PT Bio Farma, a leading biopharmaceutical company in Indonesia, for the supply, local production and technology licensing in respect of CoronaVac. Under these agreements, we are committed to supply Bio Farma bulk vaccine to enable the latter to produce at least 140 million doses of CoronaVac in Indonesia.

In November 2020, we signed two agreements with KEYMEN Ilac Sanayi. Ve Tic. A.S. (“KEYMEN”), an active in supplier of pharmaceutical products in Turkey, for the supply, local production and technology and know-how licensing of CoronaVac. Under the agreements, our company and KEYMEN will cooperate to enable local filling and packaging from the bulk vaccine supplied by us in designated facilities in Turkey.

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

Multiple vaccine products have been approved for sales worldwide. Many of these vaccine products are marketed by our major competitors in particular for hepatitis A, hepatitis B, influenza and EV71 vaccine. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Merck Sharp & Dohme Corp. as key competitors in China, and GlaxoSmithKline Biologicals and Merck Sharp & Dohme Corp. for the markets outside China.  The live attenuated hepatitis A vaccine manufacturers include Institute of Medical Biology, Chinese Academy of Medical Sciences Pukang Biological Co., Ltd., and Changchun Institute of Biological Products. With respect to the hepatitis A and B vaccines, we are the only company with this product in China. With respect to the influenza vaccines, we consider Hualan Biological Engineering Inc. and Changchun Institute of Biological Products as key competitors in China, and Sanofi Pasteur S.A. as our major competitor for the markets outside China. With respect to the EV71 vaccines, we considered Institute of Medical Biology, Chinese Academy of Medical Sciences and China National Biotec Group Co., Ltd. as our key competitors in China as well as outside China. With respect to the COVID-19 vaccine, we consider China National Biotec Group, Pfizer and AstraZeneca as our key competitors. With respect to the varicella vaccine, we consider Changchun BCHT Biotechnology Co., Ltd. and Changchun Keygen Biological Products Co., Ltd. as key competitors in China. With respect to the 23-valent pneumococcal polysaccharide vaccine, we consider Chengdu Institute of Biological Products and Walvax Biotechnology Co., Ltd. as the key competitors in China.

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

We have a total of 68 issued patents and a number of pending patent applications relating to our vaccines in China.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our vaccine products, clinical trial data and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken appropriate security measures to protect such assets. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with all our employees and many of our consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual or an organization or company during the course of its relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances permitted by such agreements. In the case of our employees, the agreements provide that all of the technology conceived by the individual during the course of employment is our exclusive property and require our employees to assign to us all of their inventions, designs and technologies they develop once the technology is conceived and cooperate with us to secure patent protection for these inventions if we wish to pursue such protection.

In the past, we have relied on the administrative protection afforded to new drugs through the monitoring period provided by NMPA. During the monitoring period, third party applications for manufacturing or importing the same drugs are not accepted by NMPA. The administrative protection for Healive expired in December 2007 and Bilive expired in January 2008. Currently, the administrative protection was no longer implemented in China. Instead, NMPA implements a new drug monitoring period starting from the issuance of production license. Our EV71 vaccine was granted a five-year new drug monitoring period and during the monitoring period, no other company will be approved to enter into a human clinical study of the same kind of vaccine. Therefore, only three products from Kunming, CNBG and Sinovac have been approved in China. The monitoring period of our EV71 vaccine has expired in December 2020.

We maintain 22 registered trademarks in China, including (i) “Sinovac”, (ii) Sinovac’s Chinese name and its logo, (iii) “Healive”, its Chinese name and its logo, (iv) “Bilive” and its Chinese name, (v) “Anflu” and its Chinese name, (vi) “Panflu”, its Chinese name and its logo, (vii) “PANFLU.1” and its Chinese name, (viii) “Inlive” and its Chinese name, (ix) “EV71Vac” , (x) “EntV71” and its Chinese name,  and (xi) “CoronaVac” and its Chinese name.

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB1,062 million ($162.8 million) in 2020 to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding the United States and Europe) from April 2020 to April 2021. We do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Non-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug application (“IND”) to the Centers for Drug Evaluation. The applicant shall be provided with a decision on whether a consent is granted to conduct clinical study. If no decision is provided within 60 days, it’s regarded as permission granted. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

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

After three phases of clinical trials, we apply for New Drug Application (“NDA”). We submit to the Centers for Drug Evaluation the NDA file package, which includes a clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of products, to apply for the marketing authorization. For vaccines, we have to comply with the NMPA’s Guidelines for Clinical Trial Report on Vaccines.

Communication Meeting. In order to improve review process of regulatory approval, NMPA has set up a communication channel between the applicant and reviewing agencies. Applicant can discuss material safety issues during the human clinical study or significant technical issues arise during the development process with regulatory agencies. This kind of meetings can also be held at critical stages in the entire process of drug development, including before IND application, before phase III human clinical studies, or before NDA.

Marketing Authorization. The applicant can submit an application for a marketing authorization with submission of relevant research materials after completing the research on pharmacology, pharmacological toxicology and clinical trials to support the registration of drugs on the market, establishing quality standards, completing the verification of commercial-scale production processes, and preparing to accept the verification and inspection of drug registration. If the application dossiers pass the formal examination, they will be accepted. The Center for Drug Evaluation would organize pharmaceutical, medical and other technicians to evaluate the accepted application of drug marketing authorization according to the requirements. The Center for Drug Evaluation would then initiate the verification and inspection action based on the risks identified during the evaluation and the relevant technical institutes would conduct the verification and inspection within the time limit. NMPA will verify the authenticity of submitted document, reliability of submitted data and conduct site inspection on research lab and production site, as well as other inspections as NMPA thinks necessary. For vaccine products, the on-site inspection on production site and the inspection of the quality management on the production of vaccine products shall be conducted. Vaccine products shall be tested before marketing authorizations are issued. The testing includes confirmation on the quality stand and sample testing. Subsequently the Center for Drug Evaluation shall conduct a comprehensive review of the safety, effectiveness and quality controllability of drugs on the basis of the drug registration declaration information, verification results and inspection results, etc., and, if the conclusions of the comprehensive review are adopted, the drug marketing authorization will be approved and a drug registration certificate will be sent.

The marketing authorization is valid for a term of five years and must be renewed before its expiration. During the renewal process, our production facilities will be re-evaluated by the appropriate governmental authorities and must comply with effective standards and regulations.

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

•	Vaccines Beyond Program refer to other vaccines voluntarily inoculated by residents, which is similar to Vaccines of Class 2 under the previous classification.

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

As of December 31, 2020, we held 100% equity interest in Sinovac Biotech (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, Sinovac Biotech (Singapore) Pte. Ltd., our subsidiary established in the Singapore and Sinovac Biomed Co., Ltd., our subsidiary established in the PRC; and we held 73.09% of equity interests in Sinovac Biotech Co., Ltd., our subsidiary established in the PRC, 59.24% of the equity interests in Sinovac Life Sciences Co., Ltd. (formerly known as Sinovac Research & Development Co., Ltd.), our subsidiary established in the PRC and 68% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., our subsidiary established in the PRC.

*	Dalian Jin Gang Group Co., Ltd. owns the remaining 32% equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd.
**	Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd, owns the remaining 26.91% equity interest in Sinovac Biotech Co., Ltd.
***

Affiliates of Sino Biopharmaceutical Limited, Keding Investment (Hong Kong) Limited, Vivo Capital Fund IX and Prime Success, L.P. owns 15.38%, 12.69%, 6.345% and 6.345%, respectively, of the remaining equity interest in Sinovac LS, former name of which was Sinovac Research & Development Co., Ltd. Keding Investment (Hong Kong) Limited is holding shares underlying awards granted to officers and employees of Sinovac LS pursuant to its employee share ownership plan.

****The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

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

All these offices and production facilities in the Peking University Biological Industry Park are known as our Shangdi site. We have three production lines located at the Shangdi site. The production line to manufacture hepatitis vaccines, Healive and Bilive, interchangeably has an aggregate combined production capacity of approximately 10 million doses annually. The production line to manufacture flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 15 million doses of Anflu (northern hemisphere). We have built a PPV production line at the Shangdi site with designed annual capacity of 5 million doses per year. As described above, a representative of Sinobioway Medicine and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and cut power at the Shangdi site. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products and temporarily decided to stop the production at the impacted facility in order to maintain product safety. The production resumed at the Shangdi site in the second half of 2018.

In February 2010, we acquired a right to use approximately 312,400 square feet of land located in Changping District, Beijing (“Changping Site”) with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) for a total consideration of approximately RMB123.6 million ($17.8 million). We have made all required payments by December 31, 2012. We built a new filling and packaging line, EV71 production facilities and a warehouse at the Changping site. In May 2013, the new filling and packaging line at the Changping site was granted the GMP certificate, following which, we moved all the filling and packaging activities to the Changping site. The five-year GMP renewal at the Changping site for the filling and package line was successfully completed on April 13, 2018. The new warehouse was put into operation in December 2010. The EV71 vaccine production line at the Changping site has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. In July 2016, we started to build our sIPV plant for bulk production at the Changping site. The expected capacity is approximately 20 million doses.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on a parcel of land of 95,685 square meters (approximately 1,030,000 square feet), located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012 for five years. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The construction of a varicella vaccine production plant was completed in 2019. The production permit was granted in December 2019 after NMPA’s inspection of our varicella vaccine production line. The annual capacity of the varicella production line is 5 million doses.

In 2009, we established Sinovac LS focusing on R&D. In 2020, Sinovac LS obtained a drug production license. Currently, Sinovac LS is mainly committed to the research and development, production and sales of COVID-19 vaccine, CoronaVac. Sinovac LS Ltd is located in the biomedical industry base in Daxing District, Beijing, which has three existing production bases, Tianfu factory, Yongda factory and Xiangrui factory. Sinovac LS had a rapid growth in 2020. As of the date of this annual report, Sinovac LS has a total of 15 existing and under construction buildings, with a total built-out area of 144,500 square meters and a total construction area of 196,000 square meters. Sinovac LS was granted national and WHO GMP certifications in 2020. When construction is completed and facilities are put to use, the annual production capacity of CoronaVac by Sinovac LS is expected to reach 2 billion doses.

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

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines against infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against hepatitis A, hepatitis B, EV71, influenza viruses, mumps, varicella, pneumococcal and COVID-19. The following table sets forth certain information on our commercialized products.

Products	Date of Approval
Healive	May 2002
Bilive	June 2005
Anflu	October 2005
Inlive	January 2016
Panflu(1)	April 2008
Panflu.1(1)	September 2009
Mumps	September 2012
Varicella	December 2019
Quadrivalent influenza	June 2020
Pneumococcal polysaccharide	December 2020
CoronaVac(2)	February 2021

(1)We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order.

(2) CoronaVac was granted conditional marketing authorization in China on February 5, 2021.

Our pipeline consists of various vaccine candidates in the pre-clinical and clinical development phases in China. We obtained the approvals to conduct clinical trials of PPV, sIPV and QIV in May 2014, November 2015 and November 2016, respectively. And the new drug applications for PPV, sIPV and QIV are received by NMPA in June 2017, January 2019 and March 2019. NMPA approved and issued a product license for our varicella vaccine, QIV vaccine and PPV vaccine in December 2019, June 2020 and December 2020, respectively. We initiated the development of an inactivated vaccine (named CoronaVac) against COVID-19 on January 28, 2019 and began rolling submission to the MMPA since September 2020 and the NMPA carried out rolling reviews when the submission was made. On February 5, 2021, NMPA granted a conditional marketing authorization to us for CoronaVac in individuals aged 18 and above.

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

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. We accrued a royalty of $9,000 at the end of 2018, which was paid in 2019. No royalties were incurred for the years ended December 31, 2020 and 2019.

No amortization expenses were recorded in 2020, 2019 and 2018 for proprietary rights as they were fully amortized.

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

We have completed phase III clinical trials for the PPV, filed an application of GMP inspection in February 2020 and received the product license for our PPV vaccine from NMPA in December 2020. We also completed phase III clinical trials of sIPV in 2018 and file the new drug application in September. We have completed phase III clinical trial on our QIV in 2019, filed the new drug application in March 2020 and received the product license for our QIV vaccine from NMPA in June 2020. We commenced phase I clinical trial on our COVID-19 vaccine in April 2020, commenced phase III clinical trials in July in Brazil, Turkey, Indonesia and Chile, filed for conditional marketing authorization in February 2021 and received a conditional marketing authorization for CoronaVac from NMPA on February 5, 2021.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grants that were deferred in the amount of RMB92.4 million ($14.2 million), RMB6.7 million ($1.0 million) and RMB23.4 million ($3.5 million) in 2020, 2019 and 2018, respectively. In addition, we received RMB21.7 million ($3.1 million), RMB3.5 million ($0.5 million) and RMB1.7 million ($0.3 million) in other government grants and subsidies that were recognized in the statements of comprehensive income in 2020, 2019 and 2018, respectively.

Deferred government grants included the following:

Government grants for property, plant and equipment

We have four deferred government grants related to property, plant and equipment. We have fulfilled the conditions attached to one grant and expect to fulfill another one in 2021. RMB3.4 million ($0.6 million) will be amortized in 2021 which was included in the current portion of deferred government grant and RMB11.2 million ($1.7 million) will be amortized after 2021 which was included in the non-current portion of deferred government grants. RMB2.8 million ($0.4 million) was recorded as a reduction to depreciation expense for the year ended December 31, 2020, as compared to $0.4 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively, and RMB0.5 million ($80,000) was recorded as government grant recognized in income for the year ended December 31, 2020, as compared to $79,000 and $82,000 for the years ended December 31, 2019 and 2018. RMB8.4 million ($1.3 million) represents the unamortized portion of one grant where we received but has not fulfilled the conditions attached to the grants. As we do not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

Government grants for research and development

We have ten deferred government grants related to various research and development projects. We expect to fulfil the conditions attached to nine grants in 2021 and recorded RMB95.2 million ($14.6 million) as current portion of deferred government grants, while the remaining one grant’s condition is expected to be fulfilled after 2021 and RMB8 million ($1.2 million) is recorded in the non-current portion of deferred government grants.

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

As of December 31, 2020, sales return provision for our vaccine products was $12.1 million, compared to $3.7 million as of December 31, 2019. Sales return provision as a percentage of sales was 2.4% and 1.5% in 2020 and 2019, respectively.

For the year ended December 31, 2020, we did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

We do not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue in the Consolidated Balance Sheets.

For the year ended December 31, 2020, we recognized sales of $4.9 million related to contract liabilities at January 1, 2020.

Allowance for Doubtful Accounts

We adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2020 was $6.7 million, compared to $4.2 million as of December 31, 2019. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $2.6 million for the year ended December 31, 2020 as compared with a recovery of $0.3 million for the year ended December 31, 2019.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive, Anflu, Mumps, Varicella and CoronaVac products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2020, 2019 and 2018 was $5.8 million, $0.6 million and $2.5 million, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We did not record any impairment charges on long-lived assets in 2020, 2019 and 2018.

Income Tax Valuation Allowance

In 2020, we recorded $26.9 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock that simplifies the accounting for convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income data	2020	2019	2018
	(in thousands except share and per share data)
Sales	$510,624	$246,053	$229,650
Cost of sales(1)	67,180	32,469	24,723
Gross profit	443,444	213,584	204,927
Operating expenses:
Selling, general and administrative expenses(1)	176,534	121,468	137,003
Provision (recovery) for doubtful accounts	2,640	(306)	820
Research and development expenses(1)	48,760	24,254	21,910
Loss on disposal and impairment of property, plant and equipment	163	294	75
Government grants recognized in income	(297)	(688)	(197)
Total operating expenses	227,800	145,022	159,611
Operating income	215,644	68,562	45,316
Interest and financing expenses	(1,453)	(650)	(1,070)
Interest income	1,930	1,996	2,016
Other income	496	912	321
Income before income taxes	216,617	70,820	46,583
Income tax expenses	(31,438)	(5,605)	(10,472)
Net income	185,179	65,215	36,111
Less: income attributable to non-controlling interests	(74,810)	(20,286)	(14,329)
Net income attributable to the shareholders of Sinovac	110,369	44,929	21,782
Preferred stock dividends	(6,015)	(5,128)	—
Net income attributable to common shareholders of Sinovac	104,354	39,801	21,782
Comprehensive income	217,507	62,388	25,115
Less: comprehensive income attributable to non-controlling interests	(82,892)	(19,681)	(12,507)
Comprehensive income attributable to shareholders of Sinovac	$134,615	$42,707	$12,608

(1)	Includes share-based compensation of $10.2 million, $3.0 million and $4.3 million in 2020, 2019 and 2018, respectively.

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

Pricing

In the private market, we set our price based on our production cost, the price of competitive products and acceptance level of CDCs and patients. We also adjust our product price according to changes in the external environment to balance sales volume and gross profit, and ultimately to maximize sales profit margins.

In the public market, the government purchases vaccines for EPI market by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our products competitively to win the tenders. We believe that our emphasis on product quality is an advantage and increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2020, 2019 and 2018 amounted to $67.2 million, $32.5 million and $24.7 million, respectively, of which idle capacity amounted to $1.7 million, $3.8 million and $2.7 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacity has not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense increased 51.4% from $91.5 million in 2019 to $138.6 million in 2020, which accounted for 27.1% of total sales revenue of 2020.

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

Taxes and incentives

Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. Income tax returns filed by our PRC subsidiaries for tax years beginning in 2010 have been subject to examination by tax authorities.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. Our PRC subsidiary Sinovac Biomed is subject to income tax at the statutory rate of 25%. Sinovac Beijing and Sinovac Dalian, have been reconfirmed as a “High and New Technology Enterprise,” or HNTE in 2020 for a period of three years, and Sinovac LS, has been confirmed as a HNTE in 2020 for a period of three years, are subject to a preferential income tax rate of 15% from 2020 to 2022. We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements.

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

Tax losses of our PRC subsidiaries in the amount of RMB12.6 million ($1.9 million) as of December 31, 2020 will expire from 2021 to 2030, if not utilized.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Sales. Total sales in 2020 increased by 107.5% to $510.6 million from $246.1 million in 2019. The growth was mainly contributed by sales of CoronaVac.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2020	2019
	(in thousands)
EPI	$96,799	$6,896
Private Pay	268,821	220,217
Export	145,004	18,940
Total sales	$510,624	$246,053

Gross Profit. Gross profit in 2020 increased by 107.6% to $443.4 million from $213.6 million in 2019. Gross margin percentage 86.8% was the same compared with last year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2020 increased by 45.3% to $176.5 million from $121.5 million in 2019. The increase was mainly due to higher sales and marketing dedicated for revenue growth.

We recorded total share-based compensation of $10.2 million in 2020, compared to $3.0 million in 2019. As of December 31, 2020 and 2019, we had unrecognized compensation costs of $6.6 million and $9.6 million, respectively. This unearned component will be recognized over a period of 26 months.

Research and Development Expenses. Research and development expenses in 2020, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and COVID-19 vaccines, increased by 101.0% to $48.8 million from $24.3 million in 2019.

Interest and Financing Expenses. Interest and financing expense increased by 123.5% to $1.5 million from $0.7 million in 2019.

Income Tax Expenses. Income tax expense was $31.4 million in 2020, compared to an income tax expenses of $5.6 million in 2019.

Net Income. Net income was $185.2 million in 2020, compared to $65.2 million in 2019. Net income attributable to shareholders of Sinovac was $110.4 million in 2020, compared to $44.9 million in 2019. Net income attributable to common shareholders of Sinovac was $104.4 million in 2020, compared to $ 39.8 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Sales. Total sales in 2019 increased by 7.1% to $246.1 million from $229.7 million in 2018. Revenue recognition of Panflu under the government stockpiling program in 2019 and 2018 were nil. The growth was mainly contributed by sales of mumps vaccines and Anflu.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2019	2018
	(in thousands)
EPI	$6,896	$10,357
Private Pay	220,217	204,764
Export	18,940	14,529
Total sales	$246,053	$229,650

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

Research and Development Expenses. Research and development expenses in 2019, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and varicella vaccine, increased by 10.7% to $24.3 million from $21.9 million in 2018.

Interest and Financing Expenses. Interest and financing expense decreased by 39.3% to $0.7 million from $1.1 million in 2018. There were $nil, $nil and $0.3 million of interest subsidies received in 2019, 2018 and 2017, respectively.

Income Tax Expenses. Income tax expense was $5.6 million in 2019, compared to an income tax expense of $10.5 million in 2018.

Net Income. Net income was $65.2 million in 2019, compared to $36.1 million in 2018. Net income attributable to shareholders of Sinovac was $44.9 million in 2019, compared to $21.8 million in 2018. Net income attributable to common shareholders of Sinovac Antigua was $39.8 million in 2019, compared to $ 21.8 million in 2018.

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Net cash provided by operating activities	$479,309	$39,074	$7,943
Net cash used in investing activities	(204,756)	(42,454)	(25,261)
Net cash provided by financing activities	592,566	1,737	64,180
Effect of exchange rate changes on cash and cash equivalents and restricted cash	27,207	(649)	(4,656)
Increase (decrease) in cash and cash equivalents and restricted cash	894,326	(2,292)	42,206
Cash and cash equivalents and restricted cash at beginning of period	155,878	158,170	115,964
Cash and cash equivalents and restricted cash at end of period	$1,050,204	$155,878	$158,170

Operating Activities

Net cash provided by operating activities was $479.3 million in 2020, compared to net cash provided by operating activities of $39.1 million in 2019. Net cash provided by our operating activities in 2020 resulted primarily from our net income of $185.2 million and an increase in deferred revenue of $339.3 million, partially offset by an increase of inventory of $77.7 million.

Net cash provided by operating activities was $39.1 million in 2019, compared to net cash provided by operating activities of $7.9 million in 2018. Net cash provided by our operating activities in 2019 resulted primarily from our net income of $65.2 million and an increase in accounts payable and accrued liabilities of $6.8 million, partially offset by an increase of accounts receivable of $40.2 million.

Investing Activities

Net cash used in investing activities was $204.8 million in 2020, compared to $42.5 million in 2019. We invested primarily in short-term investments and property, plant and equipment in 2020.

Net cash used in investing activities was $42.5 million in 2019, compared to $25.3 million in 2018. We invested primarily in short-term investments in 2019

Financing Activities

Net cash provided by financing activities was $592.6 million in 2020, compared to $1.7 million in 2019. In 2020, we received proceeds of $541.0 million from a subsidiary’s financing activities, loan proceeds of $33.2 million and made loan repayments of $6.0 million.

Net cash provided by financing activities was $1.7 million in 2019, compared to $64.2 million in 2018. In 2019, we received loan proceeds of $2.1 million and made loan repayments of $3.3 million.

Accounts Receivable

Our total accounts receivable, including other receivables, increased by 122.9% from $113.7 million as of December 31, 2019 to $253.5 million as of December 31, 2020. Our average accounts receivable turnover time in 2020 was 134 days, compared to 144 days in 2019.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2020	2019
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$240,266	$108,635
Aging greater than one year, net of allowance for doubtful accounts	10,365	3,462
Total trade receivable	$250,631	$112,097

Borrowings

As of December 31, 2020, we had $32.9 million in short-term bank loans, offset by $1,041.0 million in cash and cash equivalents, resulting in a liquid assets balance of $1,008 million, compared with $146.8 million at the end of December 31, 2019. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2020:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB7 million ($1.1 million)	5.00%	monthly	March 13, 2021	operation
Bank loan from Bank of China	RMB6 million ($0.9 million)	4.40%	monthly	December 9, 2021	operation
Bank loan from SPD Silicon Valley Bank	RMB42.4 million ($6.5 million)	5.10%	quarterly	On or before August 6, 2021	operation
Bank loan from Guangdong Development Bank	RMB9.0 million ($1.4 million)	5.00%	monthly	On or before November 29, 2021	operation
Bank loan from China Merchants Bank	RMB0.7 million ($0.1 million)	5.60%	monthly	December 31, 2021	mortgage
Bank loan from China Merchants Bank	RMB1.6 million ($0.2 million)	5.60%	monthly	May 26, 2023	mortgage
Bank loan from China Everbright Bank	RMB13.0 million ($2.0 million)	5.88%	quarterly	November 16, 2028	purchase of property plant and equipment

On November 20, 2019, Sinovac Dalian entered into a maximum credit facility of RMB20 million ($3.1 million) with Bank of China to finance its working capital requirements. RMB7 million ($1.0 million) was drawn on December 24, 2019 and was repaid on December 24, 2020. On March 13, 2020, Sinovac Dalian withdrew RMB7 million ($1.1 million) with an annual interest rate at 95 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 5.00%. On December 9, 2020, Sinovac Dalian withdrew RMB 6 million ($0.9 million) with an annual interest rate at 55 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 4.40%. Interest is payable monthly and the loans are repayable on March 13, 2021 and December 9, 2021, respectively. Buildings of Sinovac Dalian with a net book value of RMB 16.1 million ($2.5 million) were pledged as a collateral.

On November 25, 2019, Sinovac Dalian entered into a revolving bank loan with SPD Silicon Valley Bank with the aggregate principal of RMB50 million ($7.7 million) to finance its working capital requirements. The revolving loan bears interest at 125 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.1% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. RMB7.6 million ($1.1 million) was drawn in 2019 and repaid in December 2020. The outstanding balance of RMB42.4 million ($6.5 million) was drawn during 2020 and is payable on or before August 6, 2021.

On November 5, 2020, Sinovac Dalian entered into a maximum credit facility of RMB9 million ($1.4 million) with Guangdong Development Bank to finance its working capital requirements. RMB9.0 million ($1.4 million) was drawn during 2020 and payable on or before November 29, 2021. The loan bears interest at 115 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 5% and interest is payable monthly. Prepaid land lease payments of Sinovac Dalian with a net book value of RMB14.3 million ($2.2 million) were pledged as collateral.

On May 26, 2020, Sinovac Dalian entered into four mortgages in the total amount of RMB2.1 million ($0.3 million) with China Merchants Bank to purchase four apartments. The loans bear annual interest rate at 175 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 5.6%. Principals and interests are repaid monthly over a term of 36 months. Sinovac Dalian repaid RMB0.4 million ($58,000) in principal and interest in 2020. As of December 31, 2020, RMB0.7 million ($0.1 million) is recorded in bank loans due within one year and RMB1.1 million ($0.2 million) is recorded in long-term bank loans.

On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of RMB 200 million ($30.7 million) is to finance Sinovac Dalian’s purchase of property plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis point above the prime rate of a five year term loan published by the People’s Bank of China, at 5.88%. Interest is payable quarterly and principal installment repayments begin in 2023 and shall be fully paid by November 16, 2028. Certain plant and machinery and equipment of

Sinovac Dalian with a net book value of RMB150.2 million ($23.1 million) were pledged as collateral. Sinovac Dalian withdrew RMB13 million ($2.0 million) on December 14, 2020 and will be repaid during 2023 to 2028.

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of Beijing	RMB30 million ($4.6 million)	3.05%	quarterly	March 31, 2021	operation
Bank loan from SPD Silicon Valley Bank	RMB49.9 million ($7.7 million)	5.05%	quarterly	On or before October 15, 2021	operation
Bank loan from SPD Silicon Valley Bank	RMB69.9 million ($10.7 million)	5.05%	quarterly	On or before October 15, 2021	operation

On March 31, 2020, Sinovac LS entered into a maximum credit facility of RMB30 million ($4.6 million) with Bank of Beijing to finance its working capital requirements. RMB30 million ($4.6 million) was drawn on March 31, 2020 with an annual interest rate of 3.05%. Interest is payable monthly and the loan is payable on March 31, 2021.

On May 14, 2020 and September 3, 2020, Sinovac LS entered into two revolving bank loans with SPD Silicon Valley Bank with the aggregate principal of RMB50 million ($7.7 million) and RMB70 million ($10.7 million), respectively, to finance its working capital requirements. The revolving loan bears interest at 120 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.05% and interest is payable quarterly. Each withdraw from the revolving loans has a maximum term of 12 months. The outstanding balance of RMB119.8 million ($18.4 million) was drawn during 2020 and is payable on or before October 15, 2021.

Our weighted average effective interest rate on outstanding borrowings was 4.84%, 5.09% and 4.91% for the years ended December 31, 2020, 2019 and 2018, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

Restrictions on Cash Dividends

We are a holding company, and we rely in part on dividends paid by our subsidiaries, Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed for our cash needs, mainly our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac LS or Sinovac Biomed incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Capital Expenditures

We made capital expenditures of $127.7 million, $10.6 million and $5.6 million in 2020, 2019 and 2018, respectively. As of December 31, 2020, our commitments related to capital expenditures of approximately $45.3 million were primarily for the construction of our COVID-19 vaccine production facilities. We will finance such commitments through cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our estimated contractual obligations and commitments as of December 31, 2020 for the periods indicated:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Debt obligations including amount owing to related party (including interest)	$50,282	$40,878	$7,134	$851	$1,419
R&D expenses, liabilities and commitment	3,886	3,886	—	—	—
Operating lease obligations	114,403	7,700	21,366	21,907	63,430
Purchase of facilities commitments	45,306	45,306	—	—	—
Accounts payable and accrued liabilities	211,428	211,428	—	—	—
Total	$425,305	$309,198	$28,500	$22,758	$64,849

G.	Safe Harbor

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

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	57	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	59	Independent Director
Yuk Lam Lo(1) (2) (3)	71	Independent Director
Kenneth Lee(2) (3)	52	Independent Director
Meng Mei(1) (2) (3)	66	Independent Director
Shan Fu	54	Independent Director
Nan Wang	54	Chief Financial Officer, Vice President
Qiang Gao	44	Vice President, Chief Operating Officer
Jing Li	47	Vice President, Quality and Production

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

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

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. Currently Mr. Lo is serving as the Founding President of HK BioMed Innotech Association and the Honorary Founding Chairman of Hong Kong Biotechnology Organization. In the educational area, Mr. Lo has been elected as an Honorary Fellow of the Hong Kong University of Science and Technology. He is also the Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. Previously he served as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In Mainland China, Mr. Lo is a member of Chinese People’s Political Consultative Conference in Jilin Province. He previously served as a consultant of the Centre for Disease Control and Prevention of China. In the business sector, he is an Independent Director of Luye Pharma Group Limited (2186.HK), Chairman of GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hangsen Investment Management Limited. In recognition of his leadership in the community and dedication to his field, Mr. Lo has received many awards, such as the “Pericles International Prize” in 2019. He is the second Asian and the first person from Hong Kong to be awarded the Prize since it was founded in 1986. In 2020, Mr. Lo was awarded the Bronze Bauhinia Star from the HKSAR government for his outstanding services over the past decades.

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of the compensation committee and corporate governance and nominating committee. Mr. Lee has more than 20 years of experience across private equity investments, corporate finance, and business development in China. He is a non-executive director on the board of another Chinese company listed on the Stock Exchange of Hong Kong. Mr. Lee was a partner at SAIF Partners. He graduated from Amherst College.

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

Ms. Nan Wang has served as our chief financial officer since June 2013. Ms. Wang served as the vice president of Sinovac Beijing from 2001 and the board director since 2009. Ms. Wang oversaw business development, investment and clinical research. Ms. Wang also served as the first general manager of Sinovac Dalian since establishment of this company. During her 19 years of service, Ms. Wang was responsible for our business development, investment and clinical research. She has been actively promoted our foreign cooperation, leading domestic and international cooperation negotiations on a number of projects including equity, technology and market, and successfully achieving a number of foreign cooperation. Ms. Wang has led clinical research on many important projects including SARS vaccine (phase I), inactivated H5N1 influenza (avian flu) vaccine, influenza, H1N1 influenza vaccine and EV71 vaccine (Vero Cell), inactivated, and has actively promoted the listing of new products. Ms. Wang received her bachelor’s degree in biology from Peking University and her master’s degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

Mr. Qiang Gao has served as our chief operating officer since April 2020. Mr. Gao joined Sinovac Beijing in 2002 and has served as quality control manager, quality assurance manager, R&D manager and R&D director at Sinovac Beijing in the past years, the general manager of Sinovac LS since 2010, and our vice president since April 2016. Mr. Gao has participated in the development of several vaccine varieties, including influenza vaccine, SARS vaccine, inactivated H5N1 influenza (avian flu) vaccine, EV71 vaccine, COVID-19 vaccine, ongoing sIPV vaccine and declared 23-valent pneumonia vaccine. Under his leadership, we successfully passed the WHO assessment and were selected to be eligible to import inactivated polio vaccine technology from the Netherlands and participate in the global polio eradication project. This project makes China become one of only six developing countries eligible for the technology transfer. Mr. Gao is currently a member of the Beijing Virus Society, Master of Engineering Supervisor of Institute of Microbiology (Chinese Academy of Sciences), and a subject review expert of the Beijing Municipal Science and Technology Commission. Mr. Gao received a master’s degree and a bachelor’s degree in microbiology from the University of Agriculture, PRC.

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

In 2020, the aggregate cash compensation paid to our directors and executive officers was approximately $8.3million.

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

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. As of December 31, 2020, an aggregate of 42,800 shares, consisting 42,800 shares under the 2003 Stock Option Plan and no shares under the 2012 Share Incentive Plans, are still available for any future grant of incentive awards under the two share incentive plans. The following tables summarize, as of December 31, 2020, the outstanding options and regular shares that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2012 Share Incentive Plan.

Name	Number of Options	Exercise Price($/Share)	Grant Date	Expiration Date
Weidong Yin	120,000	4.98	May 1, 2015	April 30, 2023
Simon Anderson	40,000	4.98	May 1, 2015	April 30, 2023
Yuk Lam Lo	40,000	4.98	May 1, 2015	April 30, 2023
Meng Mei	10,000	4.98	May 1, 2015	April 30, 2023
Kenneth Lee	40,000	4.98	May 1, 2015	April 30, 2023
Nan Wang	60,000	4.98	May 1, 2015	April 30, 2023
Xiaomei Yin	—	4.98	May 1, 2015	April 30, 2023
Qiang Gao	—	4.98	May 1, 2015	April 30, 2023
Jing Li	—	4.98	May 1, 2015	April 30, 2023
Others as a group	70,000	4.98	May 1, 2015	April 30, 2023
Subtotal	380,000	4.98	May 1, 2015	April 30, 2023

Name	Restricted Shares	Grant Date
Weidong Yin	160,000	March 7, 2018
Nan Wang	160,000	March 7, 2018
Xiaomei Yin	120,000	March 7, 2018
Qiang Gao	120,000	March 7, 2018
Jing Li	120,000	March 7, 2018
Others as a group	1,283,000	March 7, 2018
Subtotal	1,963,000	March 7, 2018

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

•

Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2020 an aggregate of 4,699,700 common shares have been issued pursuant to options issued under the 2003 Plan.

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

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2020, 3,073,700 common shares were issued under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

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

In 2020, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2020, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2020, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

As of December 31, 2020, 2019 and 2018, we had 1,959, 910 and 735 full-time employees, respectively. Of our workforce as of December 31, 2020, about 190 employees are primarily engaged in research and development, 93 employees are engaged in sales and marketing, 1,497 employees in production related and 179 employees in administration. As of December 31, 2020, we have a total of 253 temporary employees. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2021, by:

•	each of our directors and executive officers; and
•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 71,517,402 common shares outstanding as of March 31, 2021 before taking into account the issuance of the Exchange Shares in the Exchange and 113,925,556 shares, including 99,294,743 common shares and 14,630,813 Series B Preferred Shares, after taking into account the issuance of the Exchange Shares in the Exchange. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Additionally, for purposes of this item, share counts and calculations in the table below do not reflect the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange.

	before issuance of the Exchange Shares		after issuance of the Exchange Shares
	Number	%	Number	%
Directors and Executive Officers:
Weidong Yin	6,359,500	8.89	12,569,000	11.03
Simon Anderson	*	*	*	*
Yuk Lam Lo	*	*	*	*
Meng Mei	*	*	*	*
Kenneth Lee	*	*	*	*
Shan Fu	—	—	—	—
Nan Wang	*	*	*	*
Ming Xia	*	*	*	*
Xiaomei Yin	*	*	*	*
Qiang Gao	*	*	*	*
Jing Li	*	*	*	*
All directors and executive officers as a group	7,536,847	10.54	14,599,714	12.82
Principal Shareholders
SAIF Partners IV(1)	10,780,820	15.07%	21,561,640	18.93%
Prime Success, L.P.(2)	5,900,000	8.25%	11,800,000	10.36%
Vivo Capital(3)	5,900,000	8.25%	11,800,000	10.36%
CDH Utopia Limited(4)	6,000,000	8.39%	6,000,000	5.27%
1Globe Capital LLC(5)	3,353,092	4.69%	3,353,092	2.94%
Total share outstanding	71,517,402	100.00%	113,925,556	100.00%

*	Less than 1% of our common shares.
(1)	According to the Amendment No. 6 to Schedule 13D filed with the SEC on June 27, 2017 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.
(2)	According to the Schedule 13G filed with the SEC on July 10, 2018 by Prime Success, L.P., Green Vision Partners Limited and Advantech Capital Partners Ltd.
(3)	According to the Amendment No. 2 to Schedule 13D filed with the SEC on August 27, 2018 by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC.
(4)	According to the Schedule 13D filed with the SEC on December 22, 2020 by CDH Utopia Limited, CDH Fund VI, L.P., CDH VI Holdings Company Limited and CDH Griffin Holdings Company Limited.
(5)

According to the Schedule 13D filed with the SEC on July 7, 2017, the Amendment No. 1 to the Schedule 13D filed with the SEC on March 23, 2018 and the Amendment No. 2 filed with the SEC and the Amendment No. 3 filed with the SEC on December 22, 2020 by 1Globe Capital LLC.

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

As of December 31, 2018, 71,139,402 of our common shares were issued and outstanding. On February 22, 2019, 27,777,341 of Sinovac Antigua’s common shares and 14,630,813 of Sinovac Antigua’s Series B preferred shares were issued into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange. As described below under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, courts in Antigua and Delaware have enjoined the Company from issuing Exchange Shares from the Trust until final resolution of such matters. Taking into account issuance of the Exchange Shares, immediately following such issuance, 98,918,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. As of December 31, 2020, 99,294,743 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. Approximately 89% of the aggregate total of common shares and Series B Preferred Shares issued and outstanding were held by the record shareholders in the United States.

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

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Lo and only pay our share of the utilities and property management fees, which totaled $3,998, $10,267 and nil in 2020, 2019 and 2018, respectively.

Transactions with Certain Directors and Affiliates

We entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB 1.4 million ($0.2 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from RMB 0.5 million ($76,628) to RMB 1.4 million ($0.2 million) per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of RMB2.0 million ($0.3 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac LS’ business in research and development activities for an annual lease payment of RMB 1.0 million ($0.1 million). The lease commenced on September 30, 2010 and has an initial term of five years.

On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of all operating lease agreements was extended to April 7, 2033.

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

Loan from a non-controlling shareholder

We have four loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of RMB 80 million ($12.3 million), of which two loans totalling RMB 40 million ($6.1 million) were borrowed in August 2020 and are repayable on August 18, 2021. RMB 10 million ($1.5 million) was borrowed in September 2019 and is repayable on September 19, 2022. RMB 30 million ($4.6 million) was borrowed in August 2020 and is repayable on August 9, 2023. These four loans are unsecured, bearing interest at 6.5% per year and payable monthly.

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac Antigua and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac Antigua removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac Antigua filed a motion to dismiss Heng Ren’s claims and the court’s decision on that motion is pending as of the date of this annual report.

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

PRC Litigation

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Fourth Intermediate People’s Court of Beijing (“Beijing Fourth Court”). The complaint sought to hold the defendants jointly and severally liable for the torts they committed during an attempt of the defendants to take physical control of our facility in Shangdi site in Beijing on April 17, 2018. Later, Sinovac Hong Kong made an application to the court to add Sinovac Beijing as a third party to participate in the proceedings. The court has granted an order, permitting Sinovac Beijing to participate in the proceedings as a third party. At the hearing held on July 2, 2019, Sinovac Hong Kong, the defendants and Sinovac Beijing cross-examined the evidences submitted by each party. Based on the result of the cross-examination, the court declared that an independent evaluation firm shall be engaged by both the defendants and Sinovac Hong Kong to evaluate the losses and damages sustained by Sinovac Beijing as the result of the actions taken by the defendants on April 17, 2019. An independent evaluation firm was selected by the court and the evaluation was conducted accordingly. On September 17, 2020, the Fourth Intermediate People’s Court of Beijing issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB 15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality.

On September 13, 2018, Sinovac Beijing filed a complaint against Mr. Aihua Pan in the Haidian District Court of Beijing (the “Haidian Court”). The complaint sought to request Mr. Pan return a business license of Sinovac Beijing which was reissued by the Haidian Branch of Beijing Administration for Industry and Commerce on May 10, 2018 based on the false reporting made by Mr. Pan and the seals of Sinovac Beijing which are forged by Mr. Pan. Sinovac Beijing filed a preservation application to the court. The court supported Sinovac Beijing’s preservation application and prohibited Mr. Pan from using or authorizing others to use the above-mentioned license and seals during the case hearing. The court held a preliminary and brief hearing on November 18, 2019. At the hearing, the court has decided and declared to suspend the proceedings until the final verdict of the September 5 Board Resolution Case (as described below) is given by the Beijing Fourth Court. As of the date of this annual report, the case is still pending.

On October 8, 2018, Sinovac also became aware that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Haidian District of Beijing (“Haidian AIC”) to change the directors of Sinovac Beijing from Mr. Weidong Yin, Ms. Nan Wang and Mr. Dawei Mao to Mr. Jianzeng Cao, Mr. Pengfei Li and Ms. Xiaomin Yang. Mr. Yin and Ms. Wang filed an objection to such unlawful change with the Haidian AIC. On March 19, 2020, Haidian AIC issued an official decision (“AIC Decision”) declaring that (i) the unauthorized documents are forged and fake documents; (ii) the filing of change of directors made based on the forged documents is null and void; (iii) the unlawful filing to change the said directors will be removed and (iv) the registration of directors of Sinovac Beijing will be restored. The parties of material interest in the AIC Decision may raise objection or file a lawsuit within 60 days. No one had filed the objection or lawsuit against the AIC Decision within 60 days thereof.

On December 24, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian Court. The complaint sought a declaration that all the board resolutions dated September 5, 2018, including the composition of the board, the appointment of the senior managers and the management of the corporate seals, are invalid (“September 5 Board Resolution Case”). Sinovac Hong Kong has filed an application for adding itself as the third party in this lawsuit. The court decided to accept its application. As a result of Sinovac Hong Kong, which is deemed as a foreign entity under the PRC Civil Procedural Law, participating in the litigation, the Haidian Court does not have the jurisdiction over the case and has transferred the case to the Beijing Fourth Court. In January 2020, the Beijing Fourth Court requested all the participants in the litigation to submit evidence. Both Sinovac Beijing and Sinovac Hong Kong submitted all the valid evidence to the court in February and March 2020. Then, Sinobioway Medicine filed a request to the Beijing Fourth Court to voluntarily withdrew the case on November 2, 2020. The Beijing Fourth Court supported such voluntary withdraw and made a ruling to dismiss the case on November 6, 2020.

On July 25, 2019, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian Court. The complaint sought to request Sinovac Beijing to provide (i) all the corporate documents of Sinovac Beijing, including the Articles of Association and board resolutions (ii) all the books and the related accounting vouchers and records of Sinovac Beijing, created from the date of January 1, 2017, and (iii) the monthly financial reports of Sinovac Beijing for the lawyers and auditors of Sinobioway Medicine to review and/or copy. The complaint also sought to request Sinovac Beijing to agree the auditors of Sinobioway to audit its annual and quarterly financial reports. On October 28, 2019, one judge of the Haidian Court held a preliminary and brief hearing and declared that the simplified procedures shall not apply to this case, which shall be heard by a panel of three judges. On August 25, 2020, the Haidian Court issued a judgment only supporting Sinobioway Medicine’s request for inspecting and copying the Articles of Association and board resolutions of Sinovac Beijing and inspecting books and related accounting vouchers and records of Sinovac Beijing, and dismissing the rest of Sinobioway Medicine’s claims. Sinobioway Medicine filed a notice to appeal to Beijing First Intermediate Court on September 7, 2020. Neither party provided any new evidence nor questioned the procedures applied by Haidian Court. On March 15, 2021, after a hearing, the Beijing First Intermediate Court made a ruling after a hearing, rejecting the appeal made by Sinobioway Medicine and endorsing the judgment made by Haidian Court. The lawsuit was closed.

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

We are a holding company, and we rely on the dividends paid by our majority-owned subsidiaries, Sinovac Beijing, Sinovac Dalian and Sinovac LS, and our wholly owned subsidiary Sinovac Biomed through Sinovac Hong Kong, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are required to set aside, at the discretion of their respective board of directors, a portion of its after-tax profits to their employee welfare and bonus funds.

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months), or otherwise 10%. Prior to May 2012, whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the shareholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The preferential dividend withholding tax rate expired in 2014. Subsequent to May 2012, the preferential dividend withholding tax rate no longer needed to be approved by the PRC tax authorities, instead companies can apply the 5% rate if a self-assessment determined the recipient of the PRC-sourced income qualify for the preferential rate. However, such self-assessment could be overturned upon an inspection by the PRC tax authorities. We will make such self-assessment when necessary and use the appropriate withholding tax rate based on the result of the assessment.

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

We are an Antiguan company (Company No. 11949) with limited liability and our affairs are governed by our Articles of Incorporation, By-laws and the International Business Corporations Act. The following are summaries of material provisions of our Articles of Incorporation, By-laws and the International Business Corporations Act.

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

There are no provisions in our Articles of Incorporation and By-laws, as amended, governing the directors’ powers to vote compensation to themselves or any members of their body.

Pursuant to the International Business Corporation Act, unless the articles or by-laws, or any unanimous shareholder agreement relating to, the corporation otherwise provide, the articles of a corporation are presume to provide that the directors of the corporation may, without authorization of the shareholders, (i) borrow money upon the credit of the corporation; (ii) issue, re-issue, sell or pledge debenture of the corporation; (iii) give guarantee on behalf of the corporation to secure performance of an obligation of any person; and (iv) mortgage, charge, pledge, or otherwise create to secure any obligation of the corporation a security interest in all or any property of the corporation that is owned or subsequently acquired by the corporation. “Security interest” means any interest in or charge upon any property of a corporation, by way of mortgage, bond, lien, pledge or other mean, that is created or taken to secure the payment of an obligation of the corporation. Notwithstanding, when circumstances prejudicial to the corporation exist, the corporation shall not directly or directly, give financial assistance by means of a loan, guarantee or otherwise to a shareholder, director, officer or employee of the corporation or affiliated corporation; or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the corporation or a corporation with which it is affiliated. Unless the articles or by-laws, or any unanimous shareholder agreement relating to, the corporation otherwise provide, the directors of the corporation may by resolution delegate the powers mentioned above to a director, a committee of directors or an officer of the corporation.

There are no provisions in our Articles of Incorporation and By-laws, as amended, governing the directors’ powers as it relates to retirement or non-retirement of directors under the age limit requirement.

There are no provisions in our Articles of Incorporation and By-laws, as amended, that make provisions for number of shares required for director’s qualification.

General Meetings of Shareholders

We must hold an annual shareholders’ meeting every year. The meeting must take place within Antigua and Barbuda at a place and time prescribed by our board of directors. As it relates to a special shareholders’ meeting, the board of directors may, whenever it thinks fit, convene a special shareholders’ meeting. Our board of directors shall also on the requisition of the holders of not less than one-twentieth of our issued share capital proceed to convene a special shareholders’ meeting. No business shall be transacted at any shareholders’ meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Shareholders present in person or by proxy representing a majority of the our shares shall constitute a quorum. All meetings shall be chaired by a director appointed by our board of directors to act as the chairman. Minutes of the proceedings of every annual shareholders’ meeting shall be kept, and shall be signed by the chairman of the same meeting, or by the chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceedings and of the proper election of the chairman.

Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for director shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the International Business Corporations Act, as amended. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointer of his attorney duly authorized in writing, or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be our shareholder.

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purpose for which the meeting is called, shall be delivered not less than 21 days before the date of the meeting, either personally by mail or facsimile, to each shareholder on record entitled to vote at such meeting. If mailed such notice is deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on our share transfer books, with postage thereon prepaid.

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

Rights Agreement

In March 2016, we adopted the Rights Agreement that provides for the issuance of one Right for each of our outstanding common shares. In February 2019, we amended and restated the Rights Agreement that provides for the issuance of one Right for each of our outstanding common shares or Series B Preferred Shares. In February 2020 and 2021, we further amended the amended and restated Rights Agreement to extend its term until February 2022. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of our common shares and Series B Preferred Shares on terms not approved by our board of directors.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our common shares. There can be no assurance our common shares will continue to be readily tradable on an established securities market in the future. Consequently, there can be no assurance dividends paid on our common shares will continue to qualify for the reduced tax rates. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

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

Any gain or loss you recognize on a disposition of our common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (see “Item 10. Additional Information — E. Taxation — PRC Taxation”) may elect to treat the gain as PRC source income under such treaty. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year.

In general, a non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or
•

at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents, annuities, and net gains from certain commodity and foreign currency transactions, subject to certain exceptions. Passive income generally does not include rents and royalties derived from the active conduct of a trade or business (other than from a related person). We will be treated as owning our proportionate share of the assets and receiving our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year. As a result, fluctuations in the market price of our common shares (or changes in the composition of our income or assets) may cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have relied on the market price as of the last date of the last trading day as well as implied valuations based on recent financings in our determination. We cannot provide any assurances that the actual value of our shares are not materially different on actual measurement dates and as to whether the IRS will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold our common shares, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to additional reporting requirements as well as special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless (i) you make a “mark-to-market” election as discussed below or (ii) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares before the current taxable year will be treated as excess distributions. Under these special tax rules:

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain from the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on Our Common Shares,” and the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose satisfying this requirement will be disregarded. Our common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we are or become a PFIC. There can be no assurance the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Once made, the election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the common shares cease to be marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury requires. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of renminbi to U.S. dollars, and renminbi appreciated more than 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between renminbi and U.S. dollars remained within a narrow band. Since June 2010, renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2020 into renminbi at the noon buying rate of $1.00 for RMB6.5250 as of December 31, 2020, such a cash balance would have been RMB6.52 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB65,250 as of December 31, 2020.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 4.84%, 5.09% and 4.91% for the years ended December 31, 2020, 2019 and 2018. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $351 based on our outstanding indebtedness as of December 31,2020.

ITEM 12.	Description of Securities other than Equity Securities
C.	Warrants and Rights.

With respect to the preferred share purchase right, see Form 8-A (file no. 001-32371), Amendment No. 1 to Form 8-A (file no. 001-32371) and Amendment No. 2 to Form 8-A (file no. 001-32371) which we filed with the Securities and Exchange Commission on February 22, 2019 and February 21, 2020 and February 22, 2021, respectively).

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted the Rights Agreement. In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of aggregate total of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a Series C Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020, we further amended the amended and restated Rights Agreement to extend its term until February 2021. In February 2020 and 2021, we further amended the amended and restated Rights Agreement to extend its term until February 2022.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, for the periods indicated below.

	2020	2019
Audit fees(1)	$0.9 million	$1.1 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We did not have an annual meeting of shareholders in 2020 and 2019 and held an annual meeting of shareholders on February 6, 2018. Dentons (formerly known as Delany Law), our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Global Select Market certifying that our current practice relating to the annual meeting of shareholders will not breach our Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

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

4.21*	Shareholders’ Agreement dated December 4, 2020
8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 22, 2021

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 22, 2021, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Ongoing litigation

Description of the Matter

As described in Note 17(c) and Note 21 to the financial statements, there are series of ongoing litigations between the Company and 1Globe, and certain other minority shareholders. The Company’s board of directors determined that those shareholders became “Acquiring Person”, and their conduct resulted in a “Trigger Event” under the Company’s Rights Agreement. As a result, 27,777,341 new common shares and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding rights. 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint alleging, among other allegations, that the Rights Agreement is not valid, and that 1Globe did not trigger the Rights Agreement. Releasing these shares from the trust is contingent on the outcome from the Company’s legal proceeding in Antigua. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision is pending as of the date of this annual report. The Company cannot predict or estimate an outcome or economic burden for this case at this time.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of contingencies and calculation of earnings per shares, and involved subjective and complex auditor judgement.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, amongst others:

• Obtaining an understanding, and evaluating the design, and testing the operating effectiveness of management controls with regards to the ongoing litigation review, assessment on the impact to financial reporting and disclosure.

• Obtaining an understanding of the progress of above matter with management and reviewing the relevant litigation documents.

• Obtaining written confirmation from the Company’s legal counsel to confirm the status of the litigation.

• Reviewing the relevant disclosures to the financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China

April 22, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Sinovac Biotech Ltd.'s (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2020 of the Company, and our report dated April 22, 2021 expressed an unqualified opinion on those financial statements.

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

Marcum Bernstein & Pinchuk LLP

Beijing, China

April 22, 2021

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2020 and 2019

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$1,041,008	$152,718
Restricted cash (note 3)	9,196	3,160
Short-term investment (note 4)	135,248	50,274
Accounts receivable – net (note 5)	253,487	113,736
Inventories (note 6)	105,813	27,846
Prepaid expenses and deposits	15,541	1,873
Total current assets	1,560,293	349,607
Property, plant and equipment – net (note 7)	200,371	74,310
Prepaid land lease payments (note 8)	8,247	7,965
Intangible assets - net (note 9)	1,474	—
Long–term prepaid expenses (note 12(b))	25	23
Prepayments for acquisition of equipment	20,192	2,390
Deferred tax assets (note 14)	26,891	11,368
Right-of-use assets (note 10 and 12(b))	83,833	6,636
Total assets	$1,901,326	$452,299
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans (note 11)	$32,941	$5,934
Loan from a non-controlling shareholder (note 12 (a))	6,155	6,607
Accounts payable and accrued liabilities (note 13)	211,428	58,890
Income tax payable	35,262	1,904
Deferred revenue (note 15)	364,005	5,462
Deferred government grants (note 16)	15,159	2,738
Dividend payable (note 18)	11,143	5,128
Lease liability (note 10 and 12(b))	3,517	536
Total current liabilities	679,610	87,199
Deferred government grants (note 16)	4,229	3,986
Long-term bank loans (note 11)	2,155	—
Deferred tax liability	2,724	—
Loan from a non-controlling shareholder (note 12 (a))	6,130	1,436
Lease liability (note 10 and 12(b))	85,488	5,758
Other non-current liabilities (note 14)	865	1,725
Total long-term liabilities	101,591	12,905
Total liabilities	781,201	100,104
Commitments and contingencies (notes 17 and 23)
EQUITY
Preferred stock (note 18)	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813, including 14,630,813 held in trust (2019 – 14,630,813, 14,630,813)
Common stock (note 18)	99	99
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,294,743, including 27,777,341 held in trust (2019 – 98,903,243, 27,777,341)
Additional paid-in capital	538,924	207,962
Subscriptions receivable	(7,109)	—
Accumulated other comprehensive income (loss)	19,925	(4,321)
Statutory surplus reserves (note 20)	50,377	33,533
Accumulated earnings	144,241	56,731
Total shareholders' equity	746,472	294,019
Non-controlling interests	373,653	58,176
Total equity	1,120,125	352,195
Total liabilities and equity	$1,901,326	$452,299

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2020	2019	2018
Sales (note 22)	$510,624	$246,053	$229,650
Cost of sales	67,180	32,469	24,723
Gross profit	443,444	213,584	204,927
Selling, general and administrative expenses (including rent expenses incurred to a related party of 2020 - $798, 2019 - $811, 2018 - $810) (note 12(b))	176,534	121,468	137,003
Provision (recovery) for doubtful accounts	2,640	(306)	820
Research and development expenses	48,760	24,254	21,910
Loss on disposal of property, plant and equipment (note 7)	163	294	75
Government grants recognized in income	(297)	(688)	(197)
Total operating expenses	227,800	145,022	159,611
Operating income	215,644	68,562	45,316
Interest and financing expenses – (including interest expenses incurred to a related party, 2020 - $663, 2019 - $455, 2018 - $453) (note 12(a))	(1,453)	(650)	(1,070)
Interest income	1,930	1,996	2,016
Other income, net	496	912	321
Income before income taxes	216,617	70,820	46,583
Income tax expense (note 14)	(31,438)	(5,605)	(10,472)
Net income	185,179	65,215	36,111
Less: Income attributable to non-controlling interests	(74,810)	(20,286)	(14,329)
Net income attributable to shareholders of Sinovac	110,369	44,929	21,782
Preferred stock dividends	(6,015)	(5,128)	—
Net income attributable to common shareholders of Sinovac	$104,354	$39,801	$21,782
Net income	185,179	65,215	36,111
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	32,328	(2,827)	(10,996)
Comprehensive income	217,507	62,388	25,115
Less: comprehensive income attributable to non-controlling interests	(82,892)	(19,681)	(12,507)
Comprehensive income attributable to shareholders of Sinovac	134,615	42,707	12,608
Earnings per share (note 21)
Basic net income per share	1.06	0.42	0.34
Diluted net income per share	0.97	0.41	0.34
Weighted average number of shares of common stock outstanding
– Basic	98,897,345	94,876,946	64,727,146
– Diluted	113,662,362	109,691,959	64,977,554

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. dollars, expect number of shares data)

			Additional	Accumulated other comprehensive income (foreign currency	Statutory	Accumulated	Total	Non-
	Common stock		paid-in	translation	surplus	(deficit)	shareholders’	controlling	Total
	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2017	57,281,861	$57	115,339	$7,075	$19,549	$9,132	$151,152	$25,988	$177,140
Share-based compensation (note 19)	—	—	4,305	—	—	—	4,305	—	4,305
Exercise of stock options (note 18)	109,041	—	3	—	—	—	3	—	3
Subscriptions received (note 18)	—	—	64	—	—	—	64	—	64
Cancellation of outstanding shares (note 18)	(51,500)	—	—	—	—	—	—	—	—
Issuance of new and restricted shares (note 18)	13,800,000	14	85,287	—	—	—	85,301	—	85,301
Other comprehensive income	—	—	—	—	—	—	—	—	—
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	(1,822)	(1,822)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	(9,174)	—	—	(9,174)	—	(9,174)
Net income for the year	—	—	—	—	—	—	—	—	—
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	14,329	14,329
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	21,782	21,782	—	21,782
- Transfer to statutory surplus reserves (note 19)	—	—	—	—	7,094	(7,094)	—	—	—
Balance, December 31, 2018	71,139,402	$71	$204,998	$(2,099)	$26,643	$23,820	$253,433	$38,495	$291,928

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. dollars, expect number of shares data)

						Accumulated other comprehensive loss (foreign
	Common stock		Preferred stock		Additional paid-in	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2018	71,139,402	$71	—	$—	$204,998	$(2,099)	$26,643	$23,820	$253,433	$38,495	$291,928
Share-based compensation (note 19)	—	—	—	—	3,003	—	—	—	3,003	—	3,003
Exercise of stock options (note 18)	13,500	—	—	—	4	—	—	—	4	—	4
Cancellation of outstanding shares (note 18)	(27,000)	—	—	—	—	—	—	—	—	—	—
Issuance of new shares (note 18)	27,777,341	28	14,630,813	15	(43)	—	—	—	—	—	—
Dividend accrued (note 18)	—	—	—	—	—	—	—	(5,128)	(5,128)	—	(5,128)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	(605)	(605)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	—	—	(2,222)	—	—	(2,222)	—	(2,222)
Net income for the year	—	—	—	—	—	—	—	—	—	—	—
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	20,286	20,286
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	44,929	44,929	—	44,929
- Transfer to statutory surplus reserves (note 20)	—	—	—	—	—	—	6,890	(6,890)	—	—	—
Balance, December 31, 2019	98,903,243	$99	14,630,813	$15	$207,962	$(4,321)	$33,533	$56,731	$294,019	$58,176	$352,195

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. dollars, expect number of shares data)

							Accumulated other comprehensive income (loss) (foreign
	Common stock		Preferred stock		Additional paid-in	Subscriptions	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2019	98,903,243	$99	14,630,813	$15	$207,962	$—	$(4,321)	$33,533	$56,731	$294,019	$58,176	$352,195
Share-based compensation (note 19)	—	—	—	—	10,203	—	—	—	—	10,203	—	10,203
Exercise of stock options (note 18)	401,500	—	—	—	9,108	—	—	—	—	9,108	4,891	13,999
Subscriptions receivable	—	—	—	—	—	(7,109)	—	—	—	(7,109)	(4,891)	(12,000)
Cancellation of outstanding shares (note 18)	(10,000)	—	—	—	—	—	—	—	—	—	—	—
Equity transactions of subsidiaries (note 1)	—	—	—	—	311,651	—	—	—	—	311,651	232,585	544,236
Dividend accrued (note 18)	—	—	—	—	—	—	—	—	(6,015)	(6,015)	—	(6,015)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	8,082	8,082
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	—	—	—	24,246	—	—	24,246	—	24,246
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	—
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	74,810	74,810
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	110,369	110,369	—	110,369
- Transfer to statutory surplus reserves (note 20)	—	—	—	—	—	—	—	16,844	(16,844)	—	—	—
Balance, December 31, 2020	99,294,743	$99	14,630,813	$15	$538,924	$(7,109)	$19,925	$50,377	$144,241	$746,472	$373,653	$1,120,125

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2020	2019	2018
Cash flows provided by operating activities
Net Income	$185,179	$65,215	$36,111
Adjustments to reconcile net income to net cash provided by operating activities:
- Deferred income taxes (note 14)	(11,227)	(5,685)	3,146
- Share-based compensation (note 19)	10,203	3,003	4,305
- Inventory provision (note 6)	5,816	651	2,529
- Provision (recovery) for doubtful accounts	2,640	(306)	820
- Loss on disposal of property, plant and equipment (note 7)	163	294	75
- Depreciation of property, plant and equipment and amortization of licenses (note 7)	3,693	4,579	4,887
- Amortization of prepaid land lease payments (note 8)	238	238	249
- Amortization of intangible assets (note 9)	106	—	—
- Government grants recognized in income	(297)	(688)	(197)
Changes in:
- Accounts receivable	(128,016)	(40,191)	(13,082)
- Inventories	(77,738)	(3,651)	(9,412)
- Income tax payable	31,804	4,904	(11,844)
- Prepaid expenses and deposits	(13,151)	2,645	(2,613)
- Deferred revenue	339,329	2,521	(892)
- Accounts payable and accrued liabilities	131,777	6,793	(6,167)
- Other non-current liabilities	(1,210)	(1,248)	28
Net cash provided by operating activities	479,309	39,074	7,943
Cash flows provided by financing activities
- Proceeds from bank loans	33,227	2,109	18,898
- Repayments of bank loans	(6,041)	(3,305)	(43,886)
- Proceeds from issuance of common stock, net of share issuance costs	1,999	—	85,304
- Proceeds from shares subscribed	—	—	64
- Proceeds from subsidiary's financing	541,043	—	—
- Government grants received (note 16)	16,521	1,476	3,800
- Loan from a non-controlling shareholder (note 12(a))	10,162	1,457	—
- Repayments of loan from a non-controlling shareholder (note 12(a))	(4,345)	—	—
Net cash provided by financing activities	592,566	1,737	64,180
Cash flows used in investing activities
- Purchase of short-term investments	(201,688)	(50,665)	(19,670)
- Proceeds from redemption of short-term investments	124,562	18,818	—
- Proceeds from disposal of equipment	20	21	22
- Acquisition of property, plant and equipment	(127,486)	(10,628)	(5,613)
- Acquisition of intangible assets	(164)	—	—
Net cash used in investing activities	(204,756)	(42,454)	(25,261)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	27,207	(649)	(4,656)
Increase (decrease) in cash and cash equivalents and restricted cash	894,326	(2,292)	42,206
Cash and cash equivalents and restricted cash, beginning of year	155,878	158,170	115,964
Cash and cash equivalents and restricted cash, end of year	$1,050,204	$155,878	$158,170
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,041	$717	$1,494
Cash paid for income taxes	$11,172	$7,307	$19,151

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2020	Percentage of ownership as of December 31, 2019	Principal activities
Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	International sales and marketing
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Life Sciences Co., Ltd. (“Sinovac LS”) (formerly Sinovac Research & Development Co., Ltd.) *	May 2009	PRC	59.24%	100%	Research and development, production and sales of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) **	January 2010	PRC	68%	67.86%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd.	April 2015	PRC	100%	100%	Distribution of vaccine products
Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore")	August 2020	Singapore	100%	—	International sales and marketing

* In December 2020, Sinovac LS secured funding for further development, capacity expansion and manufacturing of the CoronaVac, its COVID-19 vaccine candidate. The investor, Sino Biopharmaceutical Limited, a leading innovative research and development driven pharmaceutical conglomerate in China, through its affiliates invested a total of $527,000 in exchange for 15.38% of the total equity interest of Sinovac LS. Vivo Capital Fund IX, L.P. and Prime Success, L.P., also exercised each of its right to convert its convertible loan that was issued to the Company in May 2020 with a total of $15,000, which after the investment by Sino Biopharmaceutical Limited’s affiliates, Vivo Capital Fund IX, L.P. and Prime Success, L.P. each holds 6.345% stake in Sinovac LS. In September 2020, the board of directors approved an employee share ownership plan where options were granted to officers and employees of the Company, through Keding Investment (Hong Kong) Limited, to purchase up to 15% of equity interest of Sinovac LS upon exercise of the options. The options were fully vested and exercised, and after the investment by Sino Biopharmaceutical Limited’s affiliates, Keding Investment (Hong Kong) Limited holds 12.69% stake in Sinovac LS. Total financing expenses associated with the above transactions was $1,000.

** In November 2020, the Company and Dalian Jin Gang Group, non-controlling shareholder of Sinovac Dalian, each made a capital contribution to Sinovac Dalian with a total of $6,972 and $3,193, respectively.After this capital contribution, our ownership of Sinovac Dalian increased.

2.	Significant Accounting Policies
(a)	Use of Estimates

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

The ending balance of cash and cash equivalents and restricted cash presented on the face of the consolidated statements of cash flows in 2020 is $1,050,204 (2019 - $155,878, 2018 - $158,170). It includes $ 1,041,008 cash and cash equivalents (2019 - $ 152,718, 2018 - $158,170) and $9,196 restricted cash (2019 - $3,160, 2018 - $nil) as presented in consolidated balance sheets.
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

The Company extends unsecured credit to its customers in the ordinary course of business and actively pursues past due accounts. On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company estimates an allowance for doubtful accounts based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions and other factors that may affect its customers’ ability to pay.
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

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative use are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are recorded in gain or loss on disposal and impairment of property, plant and equipment included in the consolidated statements of comprehensive income (loss).

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
(i)	Intangible Assets

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

The costs of acquiring and developing computer software and cloud computing websites for internal use are capitalized as intangible assets. Computer software and cloud computing related intangible assets are amortized over 5 - 10 years.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(j)	Impairment of Long-Lived Assets

Long-lived assets including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgment had been utilized, the timing or the amount of any impairment charges could be materially different.
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

As of December 31, 2020, sales return provision for the Company’s vaccine products was $12,056 (December 31, 2019 - $3,726). Sales return provision as a percentage of sales was 2.4% and 1.5% in 2020 and 2019, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred revenue is generally related to government stockpiling programs and advances received from customers. For government stockpiling programs of H5N1 vaccines, the Company generally obtains purchase authorizations from the government for a specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and the products have expired and passed government inspection. For the year ended December 31, 2020, the Company recognized sales of $4,871 related to contract liabilities at January 1, 2020.

For the year ended December 31, 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

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

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income. For the year ended December 31, 2020, $9,609 of shipping and handling costs was included in selling, general and administrative expenses (2019 - $7,253, 2018 - $6,261).
(o)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $859 for the year ended December 31, 2020 (2019 - $1,398, 2018 - $3,901).
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

(r)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits incurred was $10,809 for the year ended December 31, 2020 (2019 - $9,884, 2018 - $7,438).
(s)	Foreign Currency Translation and Transactions

The Company maintains their accounting records in their functional currencies, U.S. dollars (“$”) for the Company, Sinovac Hong Kong and Sinovac Singapore, and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange gain of $2,554 for the year ended December 31, 2020 (2019 - $306, 2018 - $559).

Assets and liabilities of the PRC subsidiaries, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gain on intra-entity foreign currency transactions that are of a long-term-investment nature was $nil for the year ended December 31, 2020 (2019 - $62, 2018 - $268) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

As of December 31, 2020 and 2019, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

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

The Company measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2020 and 2019.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(y)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. In 2020, foreign exchange gain of $2,554 is included in selling, general and administrative expenses (2019 - $306, 2018 - $559). As of December 31, 2020, cash and cash equivalents of $322,442 (RMB 2,104 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2019 - $57,079 (RMB 397 million)).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2020, one of the Company’s customers accounted for 11% of the Company’s total revenue, and no single customer of the Company accounted for more than 10% of the total sales for the year ended December 31, 2019 and 2018. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than loans from a non-controlling shareholder of $12,260 with fixed interest rates as of December 31, 2020 (note 12(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 11).
(z)	Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock that simplifies the accounting for convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Restricted Cash

As of December 31, 2020, the balance of $9,196 (December 31, 2019 – $3,160) represents cash collateral held as a guarantee relating to an EPI (Expanded Program on Immunization) sales contract, which is restricted until December 2021.
4.	Short-term investments

As of December 31, 2020, the Company’s short-term investments comprised of only debt securities, with a total balance of $135,248 (December 31, 2019 - $50,274). All of the short-term held-to-maturity investments were deposits in commercial banks with maturities of less than one year and the Company has the intent and ability to hold those securities to maturity.

During the years ended December 31, 2020, 2019 and 2018, the Company recorded interest income from its short-term investments of $1,154, $797 and $47 in the consolidated statements of comprehensive income, respectively.

5.	Accounts Receivable – net

	December 31,
	2020	2019
Trade receivables	$257,311	$116,278
Allowance for doubtful accounts	(6,680)	(4,181)
	250,631	112,097
Other receivables	2,856	1,639
Total accounts receivable	$253,487	$113,736

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2020	2019
Aging within one year, net of allowance for doubtful accounts	$240,266	$108,635
Aging greater than one year, net of allowance for doubtful accounts	10,365	3,462
Total trade receivables	$250,631	$112,097

6.	Inventories

	December 31,
	2020	2019
Raw materials	$29,005	$5,689
Work in progress	52,515	8,565
Finished goods	24,293	13,592
Total inventories	$105,813	$27,846

For the year ended December 31, 2020, the Company charged $1,697 of excessive fixed production overhead to cost of sales (2019 - $3,794, 2018 - $2,735).

For the year ended December 31, 2020, cost of sales includes $5,816 of inventory provision for products that are likely to expire before being sold (2019 - $ 651, 2018 - $2,529).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Property, Plant and Equipment - net

	December 31,
	2020	2019
Cost
Construction in progress	$143,465	$29,367
Plant and buildings	29,963	28,833
Machinery and equipment	63,675	49,762
Motor vehicles	1,830	1,536
Office equipment and furniture	3,343	3,431
Leasehold improvements	15,632	12,767
Total cost	$257,908	$125,696
Less: Accumulated depreciation
Construction in progress	$—	$—
Plant and buildings	13,200	12,183
Machinery and equipment	32,398	27,012
Motor vehicles	1,184	1,057
Office equipment and furniture	1,823	2,122
Leasehold improvements	8,932	9,012
Total accumulated depreciation	$57,537	$51,386
Property, plant and equipment, net	$200,371	$74,310

Buildings of Sinovac Dalian with a net book value of $2,567 (RMB16.7 million) were pledged as collateral for a bank loan from Bank of China (note 11 (b)).

Buildings of Sinovac Dalian with a net book value of $672 (RMB4.4 million) were pledged as collateral for a bank loan from China Merchants Bank (note 11 (g)).

Buildings and Machinery and equipment of Sinovac Dalian with a net book value of $23,015 (RMB150.2 million) were pledged as collateral for a bank loan from China Everbright Bank (note 11 (h))

Net depreciation expense for the year ended December 31, 2020 was $3,693 (2019 - $4,579, 2018 - $4,887 ), after deduction of amortized government grant specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2020 was $163 (2019 - $294, 2018 - $75).

8.	Prepaid Land Lease Payments

	December 31,
	2020	2019
Prepaid land lease payments	$11,066	$10,372
Less: accumulated amortization	2,819	2,407
Net carrying value	$8,247	$7,965

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Prepaid land lease payments of Sinovac Dalian with a net book value of $2,196 (RMB 14.3 million) were pledged as collateral (note 11 (f)) for a bank loan from Guangdong Development Bank.

Amortization expense for prepaid land lease payments for the year ended December 31, 2020 was $238 (2019 - $238, 2018 - $249).

9.	Intangible Assets - net

	December 31,
	2020	2019
Computer software	$1,586	$—
Less: accumulated amortization	112	—
Net carrying value	$1,474	$—

Amortization expense for intangible assets for the year ended December 31, 2020 was $106 (2019 - $nil, 2018 - $nil).

10.	Lease

The Company’s operating leases mainly related to plants and buildings, some of which include options to extend the leases that have not been included in the calculation of the Company’s lease liabilities and right-of-use assets. The Company recognizes rent on a straight-line basis over the expected term of the lease, which includes rent holiday and scheduled rent increase. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term.

As of December 31, 2020, there was no finance leases entered into by the Company.

As of December 31, 2020, the weighted average remaining lease term was 10.8 years and weighted average discount rate was 4.9% for the Group’s operating leases. Operating lease cost excluding cost of short-term lease for the year ended December 31, 2020 was $6,075. Short-term lease cost for the year ended December 31, 2020 was $784 (2019 - $487, 2018 - $948). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2020	2019
Cash payments for operating leases	$856	$807
Right-of-use asset obtained in exchange for operating lease liabilities	71,824	135

Future lease payments under operating leases as of December 31, 2020 were as follows:

2021	$7,700
2022	10,621
2023	10,745
2024	10,891
2025	11,016
Thereafter	63,430
Total future lease payments	114,403
Less: Imputed interest	25,398
Total lease liability balance	$89,005

Minimum future rental payments under short-term lease for the year ending December 31, 2020 was $10.

As of December 31, 2020, additional operating leases that have not yet commenced were immaterial.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Bank Loans

Summarized below are bank loans as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Bank of Beijing (a)	$—	$3,842
Bank of China (b)	1,993	1,005
Bank of Beijing (c)	4,598	—
SPD Silicon Valley Bank (d)	6,503	1,087
SPD Silicon Valley Bank (e)	18,361	—
Guangdong Development Bank (f)	1,378	—
China Merchants Bank (g)	108	—
Bank loans due within one year	32,941	5,934
China Merchants Bank (g)	163	—
China Everbright Bank (h)	1,992	—
Long-term bank loans	2,155	—
Total bank loans	$35,096	$5,934

(a) On May 20, 2015, Sinovac Beijing entered into a bank loan with Bank of Beijing in the aggregate principal amount of $7,356 (RMB 48 million) with a term from July 2015 to May 2020 for construction of the pneumococcal polysaccharide vaccine facilities. The loan’s interest rate is based on the prime rate of a five-year term loan published by the People’s Bank of China at the time withdraws are made. Interest is payable quarterly and the loan was repaid on May 20, 2020.

(b) On November 20, 2019, Sinovac Dalian entered into a maximum credit facility of $3,065 (RMB 20 million) with Bank of China to finance its working capital requirements. $1,005 (RMB 7 million) was drawn on December 24, 2019 and was repaid on December 24, 2020. On March 13, 2020, Sinovac Dalian withdrew $1,073 (RMB 7 million) with an annual interest rate at 95 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 5.00%. On December 9, 2020, Sinovac Dalian withdrew $920 (RMB 6 million) with an annual interest rate at 55 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 4.40%. Interest is payable monthly and the loans are repayable on March 13, 2021 and December 9, 2021, respectively. Buildings of Sinovac Dalian with a net book value of $2,567 (RMB 16.7 million) were pledged as collateral.

(c) On March 31, 2020, Sinovac LS entered into a maximum credit facility of $4,598 (RMB 30 million) with Bank of Beijing to finance its working capital requirements. $4,598 (RMB 30 million) was drawn on March 31, 2020 with an annual interest rate of 3.05%. Interest is payable quarterly and the loan is payable on March 31, 2021.

(d) On November 25, 2019, Sinovac Dalian entered into a revolving bank loan with SPD Silicon Valley Bank with the aggregate principal of $7,663 (RMB 50 million) to finance its working capital requirements. The revolving loan bears interest at 125 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.1% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. $1,087 (RMB 7.6 million) was drawn in 2019 and repaid in December 2020. The outstanding balance of $6,503 (RMB 42.4 million) was drawn during 2020 and is payable on or before August 6, 2021.

(e) On May 14, 2020 and September 3, 2020, Sinovac LS entered into two revolving bank loans with SPD Silicon Valley Bank with the aggregate principal of $7,663 (RMB 50 million) and $10,728 (RMB 70 million) to finance its working capital requirements. The revolving loan bears interest at 120 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.05% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. The outstanding balance of $18,361 (RMB 119.8 million) was drawn during 2020 and is payable on or before October 15, 2021.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) On November 5, 2020, Sinovac Dalian entered into a maximum credit facility of $1,379 (RMB 9 million) with Guangdong Development Bank to finance its working capital requirements. $1,378 (RMB 9.0 million) was drawn during 2020 and payable on or before November 29, 2021. The loan bears interest at 115 basis point above the prime rate of one year term loan published by the People’s Bank of China, at 5% and interest is payable monthly. Prepaid land lease payments of Sinovac Dalian with a net book value of $2,196 (RMB 14.3 million) were pledged as collateral.

(g) On May 26, 2020, Sinovac Dalian entered into four mortgages in the total amount of $333 (RMB 2.1 million) with China Merchants Bank to purchase four apartments. The loans bears annual interest rate at 175 basis point above the prime rate of a one year term loan published by the People’s Bank of China, at 5.6%. Principals and interests are repaid monthly over a term of 36 months. Sinovac Dalian repaid $58 (RMB 0.4 million) in principal and interest in 2020. As of December 31, 2020, $108 (RMB 0.7 million) is recorded in bank loans due within one year and $163 (RMB 1.1 million) is recorded in long-term bank loans. Buildings of Sinovac Dalian with a net book value of $672 (RMB 4.4 million) were pledged as collateral.

(h) On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $30,651 (RMB 200 million) is to finance Sinovac Dalian’s purchase of property plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis point above the prime rate of a five year term loan published by the People’s Bank of China, at 5.88%. Interest is payable quarterly and principal installment repayments begin in 2023 and shall be fully paid by November 16, 2028. Certain machinery and equipment of Sinovac Dalian with a net book value of $23,015 (RMB 150.2 million) were pledged as collateral. Sinovac Dalian withdrew $1,992 (RMB 13 million) on December 14, 2020, which will be repaid during 2023 to 2028.

Aggregate maturities of loans for each of the next 5 years following December 31, 2020 are as follows:

Within 1 year	$32,941
In 2022	114
In 2023	98
In 2024	249
After 2024	1,694
Total	$35,096

The weighted average interest rate for all short-term and long-term bank loans was 4.84% in 2020 (2019 - 5.09%, 2018 - 4.91%). The weighted average interest rate for short-term loans was 4.77% in 2020 (2019 – 5.09%, 2018 – 5.04%). The Company incurred $1,485 in interest and financing expenses for the year ended December 31, 2020 (2019 - $715, 2018 - $1,470 ), of which $32 was capitalized in property, plant and equipment for the year ended December 31, 2020 (2019 - $65, 2018 - $400 ).
12.	Related Party Transactions and Balances
(a)	Loan from a non-controlling shareholder

	December 31,
	2020	2019
Loan - current	$6,155	$6,607
Loan - non - current	6,130	1,436
	$12,285	$8,043

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has four loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $12,260, of which two loans totalling $6,130 (RMB40 million) were borrowed in August 2020 and are repayable on August 18, 2021. $1,533 (RMB10 million) was borrowed in September 2019 and is repayable on September 19, 2022. $4,597 (RMB30 million) was borrowed in August 2020 and is repayable on August 9, 2023. These four loans are unsecured, bearing interest at 6.5% per year and payable monthly. Interest expense was $663 in 2020 (2019 - $455, 2018 - $453). As of December 31, 2020, $25 interest is owed on the loan from the non-controlling shareholder (December 31, 2019 - $nil). Interests of $640, $470 and $438 were paid to the non-controlling shareholder for the years ended December 31, 2020, 2019 and 2018, respectively.

(b)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	For the year ended December 31,
	2020	2019	2018
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$776	$775	$810
Rent expenses to Dalian Jin Gang Group (“Jin Gang”).	22	36	—
	$798	$811	$810

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

On April 8, 2013, the Company entered into four supplemental agreements with SinoBioway, under which the expiration date of all operating lease agreements was extended to April 7, 2033.

In 2019, the Company entered into an operating lease agreement with Jin Gang, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 sq.m. with an annual rent amounted $49 (RMB0.3 million). The lease commenced on January 1, 2019 and has a term of 5 years. On June 30, 2019, the lease agreement was amended for a remaining 5.5 years, and the annual rent was changed to $22(RMB0.2 million) as the space of the leased refrigeration storage was reduced to 1,000 sq.m. In 2019, the Company also entered into a management service agreement with Jin Gang, pursuant to which it provided the Company with management service related to the operating lease agreement with an annual management service fee of $14 (RMB0.1 million). The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to $7 (RMB 44,000).

As of December 31, 2020, $7,796 in right-of use asset and $7,423 in current and non-current lease liability are related to the lease with SinoBioway and Jin Gang.

13.	Accounts Payable and Accrued Liabilities

	December 31,
	2020	2019
Trade payables	$30,543	$5,783
Machinery and equipment payables	13,044	2,106
Accrued expenses	113,688	31,145
Value added tax payable	4,682	515
Other tax payable	1,885	488
Withholding tax payable	301	74
Bonus and benefit payables	44,098	10,884
Other payables	3,187	7,895
Total accounts payable and accrued liabilities	$211,428	$58,890

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Income Taxes

Antigua and Barbuda

Under the current laws of Antigua and Barbuda, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Antigua and Barbuda withholding tax will be imposed.

Hong Kong

Under Hong Kong tax laws, Sinovac Hong Kong is subject to Hong Kong Profits Tax rate at 16.5%, and is exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Under Singapore tax laws, Sinovac Singapore is subject to Singapore Income Tax rate at 17%, and is exempted from income tax on its foreign-derived income. There are no withholding taxes in Singapore on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing, Sinovac Dalian and Sinovac LS. Sinovac Beijing and Sinovac Dalian, have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2020 for a period of 3 years, are subject to a preferential income tax rate of 15% from 2020 to 2022. Sinovac LS, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2020 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2020 to 2022.

The Company’s income before income tax consists of:

	For the year ended December 31,
	2020	2019	2018
Non-PRC	$5,866	$(7,337)	$(16,308)
PRC	210,751	78,157	62,891
Total	$216,617	$70,820	$46,583

Income taxes attributed in China consists of:

	For the year ended December 31,
	2020	2019	2018
Current income tax expenses	$(42,665)	$(11,290)	$(7,326)
Deferred tax benefits	11,227	5,685	(3,146)
Total income tax expense	$(31,438)	$(5,605)	$(10,472)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income before income taxes for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018
Income before income taxes	$216,617	$70,820	$46,583
Income tax expense at the PRC statutory rate	(54,154)	(17,705)	(11,646)
International tax rate differential	(419)	(1,827)	(3,929)
Super deduction for research and development expenses	7,229	2,310	1,835
Non-deductible expenses	(2,225)	685	(1,865)
Other adjustments	(1,002)	(486)	14
Effect of preferential tax rate	19,224	7,018	6,562
Change in valuation allowance	2,656	4,415	(1,429)
Effect of PRC withholding tax	(2,747)	(15)	(14)
Income tax expense	$(31,438)	$(5,605)	$(10,472)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Inventories	1,212	394
Accrued expenses	17,240	4,184
Deferred government grants	2,838	985
Fixed assets	5,382	4,160
Tax losses carried forward	338	4,420
Less: valuation allowance	(119)	(2,775)
Deferred tax assets	$26,891	$11,368

In assessing the realizbility of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $119 as of December 31, 2020 (December 31, 2019 - $2,775).

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company’s valuation allowance decreased by $2,656 from $2,775 as of December 31, 2019 to $119 as of December 31, 2020.

Tax losses of the Company’s PRC subsidiaries in the amount of $1,932 (RMB 12.6 million) as of December 31, 2020 will expire from 2021 to 2030, if not utilized.

As of December 31, 2020, deferred tax liabilities of $2,724 represents withholding tax for the potential remittance of earnings from the PRC subsidiaries to Sinovac Hong Kong, accrued at a 5% withholding tax rate. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%, which could be reduced to 5% should treaty benefits be applicable.

As of December 31, 2020, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $189,898, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2020, the Company’s portion on the amount of unrecognized deferred tax liability was ranging from $9,495 to $18,990.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2020	2019	2018
Balance at January 1	904	1,681	1,873
Additions for tax positions of the current year	—	—	7
Additions for tax positions of the prior years	—	—	—
Settlement with the taxing authority	—	—	—
Lapse of statute of limitations	(343)	(777)	(199)
Balance at December 31	$561	$904	$1,681

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2020, the Company reversed $107 in interest (December 31, 2019 -

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

$458 interest recorded) and nil in penalties (December 31, 2019 - nil). The Company had $305 accrued interest as of December 31, 2020 (December 31, 2019 - $412). The PRC tax law provides statute of limitations ranging from 3 to 5 years and for transfer pricing related matters, it could be extended to 10 years. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2015 - 2020 remain open to examination by the respective tax authorities.

As of December 31, 2020, the Company had unrecognized tax benefits of approximately $561 (December 31, 2019 - $904, December 31, 2018 - $1,681) and such balance was included in “other non-current liabilities”. As of December 31, 2020, unrecognized tax benefits amounting to $561 would affect the effective tax rate if recognized (December 31, 2019 - $904, December 31, 2018 - $1,681). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.
15.	Deferred Revenue

Current deferred revenue included $363,787 of advances from customers (December 31, 2019 - $5,258) and $218 from Chinese government for stockpiling of H5N1 and hepatitis A vaccines (December 31, 2019 - $204).
16.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in building or improving production facility. The amount of deferred government grants as of year end is net of research and development expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $14,162 of government grant in 2020 (2019 - $975, 2018 - $3,546) that were deferred. In addition, the Company received $3,137 in other government grants and subsidies for the year ended December 31, 2020 and recognized as income in the statements of comprehensive income (2019 - $501, 2018 - $254).

Summarized below are deferred government grants As of December 31, 2020 and 2019:

	December 31,
	2020	2019
Government grants for property, plant and equipment (a)	$565	$486
Government grants for research and development (b)	14,594	2,252
Current deferred government grants	15,159	2,738
Government grants for property, plant and equipment (a)	3,003	2,137
Government grants for research and development (b)	1,226	1,849
Non-current deferred government grants	4,229	3,986
Total deferred government grants	19,388	6,724

(a) The Company has four deferred government grants related to property, plant and equipment. The Company has fulfilled one of the grants’ conditions and expect to fulfill another one in 2021. $565 will be amortized in 2021 which was included in the current portion of deferred government grant and $1,714 will be amortized after 2021 which was included in the non-current portion of deferred government grants. $412 was recorded as a reduction to depreciation expense for the year ended December 31, 2020 (2019 - $412, 2018 - $430), and $80 was recorded as government grant recognized in income for the year ended December 31, 2020 (2019 - $79, 2018 - $82). $1,289 represents the unamortized portion of one grant where the Company received but has not fulfilled the conditions attached to the grant. As the Company does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred government grant.

(b) The Company has ten deferred government grants related to various research and development projects. The Company expects to fulfill nine grants’ conditions in 2021 and recorded $14,594 as current portion of deferred government grants, while the remaining one grant’s condition is expected to be fulfilled after 2021 and $1,226 is recorded in the non-current portion of deferred government grants.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Commitments and Contingencies

(a)	Other Commitments

In addition to commitments disclosed in note 23, commitments related to R&D expenditures are $3,886 as of December 31, 2020.

Commitments related to capital expenditures for the Company are approximately $45,306 as of December 31, 2020.

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against the Company and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. The Company removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that the Company aided and abetted breaches of fiduciary duties, and that both the Company and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, the Company filed a motion to dismiss Heng Ren’s claims and the court’s decision on that motion is pending as of the date of this annual report.

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

Share Capital

On February 22, 2019, pursuant to the Rights Agreement, the Company’s board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of 27,777,341 common shares and 14,630,813 Series B Convertible Preferred Shares (the “Preferred Shares”), all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights under the Company’s Rights Agreement. The Preferred Shares issued share equally in all dividends and distributions made on the common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. Each preferred share is convertible into one common share at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of common shares of the Company. Until the Preferred Shares are converted into common shares (or until the Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per share per annum, payable quarterly in arrears. As of December 31, 2020, there were 14,630,813 preferred stock issued and outstanding, and the Company accrued $6,015 in preferred stock dividend for the year ended December 31, 2020.

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2020 and 2019, there were 99,294,743 and 98,903,243 shares of common stock outstanding, respectively.

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

In 2020, the Company issued 401,500 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share. In 2020, the Company cancelled 10,000 restricted shares previously issued to employees of the Company due to employee termination.

19.	Stock Options
(a)	Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2020, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

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

On September 16, 2020, the board of directors approved an employee share ownership plan (the “2020 ESOP”), where options were granted to officers and employees of the Company the right to purchase up to a 15% equity interest in Sinovac LS upon exercise of the options. The options have an exercise price of $12,000 that vested immediately and have a life of 8 years.

(b)	Valuation Assumptions

The Company used the Black-Scholes option-pricing model in determining the fair value of stock options issued under the 2020 ESOP, and valuation assumptions include expected volatility of 73.22%, an expected life of 2 years, a risk-free interest rate of 2.72%, and a dividend rate of 0%. As Sinovac LS is a private company with limited equity transactions in the past, expected volatility is estimated based on share price volatilities of a group of public traded development stage vaccine companies and development stage East Asian pharmaceutical companies that most closely represent the stage of Sinovac LS at the time. The expected life represents the amount of time that options granted are expected to be outstanding based on forecasted exercise behavior. The risk-free interest rate is based on the rate at grant date of Chinese government bond yield with an average term equal to the expected term of the option. There were no options granted in the years ended December 31, 2019 and 2018.

(c)	Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

	Number of Options	Weighted Average Exercise Price ($/option)	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2020	785,500	$4.98	$1,170,395
Granted	—	—	—
Exercised	(401,500)	4.98	—
Forfeited / Expired	(4,000)	—	—
Outstanding as of December 31, 2020	380,000	$4.98	$566,200
Vested and expected to vest at December 31, 2020	380,000	$4.98	566,200
Exercisable as of December 31, 2020	380,000	$4.98	$566,200

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted Shares	Weighted Average Grant Date Fair Value ($)
Non-vested as of January 1, 2020	1,973,000	$8.25
Granted	—	—
Vested	—	—
Forfeited	(10,000)	8.25
Non-vested as of December 31, 2020	1,963,000	$8.25

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at December 31, 2020

Exercise Prices ($/option)	Number of Options Outstanding	Remaining Average Contractual Life (years)	Average Exercise Price ($/option)	Number of Options Exercisable	Remaining Contractual Life (years)	Average Exercise Price ($/option)
$4.98	380,000	2.33	4.98	380,000	$2.33	$4.98
	380,000	2.33	4.98	380,000	2.33	4.98

The grant date fair value of options issued under the 2020 ESOP is $7,200 and the options can acquire 15% of Sinovac LS’s equity interest upon exercise. The options were fully exercised in 2020. The aggregate intrinsic value of the options exercised under the 2020 ESOP was $3,000.

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $10,203 in 2020 (2019 - $3,003, 2018 - $4,305 ). As of December 31, 2020, there was $nil and $6,555 of unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, respectively, granted under the 2012 Plan. The unrecognized compensation cost related to the non-vested restrict shares will be recognized over a weighted average period of 26 months.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $nil and $598 for year ended December 31, 2020, respectively, determined as of the date of option exercise (2019 - $27, 2018 - $426).

The estimated fair value of stock options vested during the year ended December 31, 2020 was nil (2019 - $nil, 2018 – $1,135).
20.	Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2020 is $50,377 (2019 - $33,533).

Sinovac Biomed have not accumulated any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of December 31, 2020, the Company has $nil dividend payable to the common shareholders (December 31, 2019 - $nil), and has $11,143 dividend payable to preferred shareholders (December 31, 2019 - $5,128).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital, additional paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $442,562 (RMB 2,947 million) as of December 31, 2020 (December 31, 2019, $85,446 (RMB 588 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2020, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $698,552 (December 31, 2019 - $225,014).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Earnings per Share

The following table sets forth the computation of basic and diluted income attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31
	2020	2019	2018
Numerator
Net income	$185,179	$65,215	$36,111
Less: Income attributable to non-controlling interests	74,810	20,286	14,329
Income attributable to shareholders of Sinovac	110,369	44,929	21,782
Less: Preferred stock dividends	6,015	5,128	—
Net income attributable to shareholders of Sinovac	104,354	39,801	21,782
Net income attributable to shareholders of Sinovac for computing diluted net income per share	110,369	44,929	21,782
Denominator
Basic weighted average number of common shares outstanding	98,897,345	94,876,946	64,727,146
Dilutive effect of stock options and preferred shares	14,765,017	14,815,013	250,408
Diluted weighted average number of common shares outstanding	113,662,362	109,691,959	64,977,554
Earnings per share
Basic net income per share	1.06	0.42	0.34
Diluted net income per share	0.97	0.41	0.34

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became Acquiring Persons, and a Trigger Event occurred under the Rights Agreement. As a result, 27,777,341 new common and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding Rights. Releasing these shares from the trust is contingent on an outcome from the Company's legal proceeding in Antigua. Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic weighted average number of common shares outstanding and diluted weighted average number of common shares outstanding would be 71,120,004 and 85,885,021, respectively. And the basic and diluted earnings per share for 2020 would be $1.55 and $ 1.29, respectively.

22.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. All revenues are generated from the subsidiaries located in China. Total long-lived assets of $208,618 including prepaid land lease payments, property, plant and equipment are all located in mainland China (December 31, 2019 - $82,275). The Company’s total assets by geographic location are as follows:

	December 31,
	2020	2019
Assets
Mainland China	$1,824,380	$384,297
Outside Mainland China	76,946	68,002
Total Assets	$1,901,326	$452,299

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues by market type are as follows:

	For the year ended December 31,
	2020	2019	2018
Sales
EPI	$96,799	$6,896	$10,357
Private Pay	268,821	220,217	204,764
Export	145,004	18,940	14,529
Total Sales	$510,624	$246,053	$229,650

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2020	2019	2018
Sales
Mainland China	$365,620	$227,113	$215,121
Outside Mainland China	145,004	18,940	14,529
Total Sales	$510,624	$246,053	$229,650

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Collaboration Agreements
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

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000 and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $300 for the transfer of an additional six serotypes and related technology. As of December 31, 2016, the Company made total milestone payments of $1,200 ($1,000 under the agreement dated as of March 12, 2009 and $200 under the amendment agreement dated as of December 14, 2011). The remaining milestone payments will be paid when the Company achieves each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

On January 29, 2015, the Company entered into the third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. The Company did not make any payment or recorded any research and development expenses for the years ended December 31, 2020, 2019 and 2018, respectively.

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

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded a license royalty of $1 for the year ended December 31, 2020 as R&D expenses (2019 - $1, 2018 - $16).

(c)

On August 15, 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. In 2013, the Company obtained a new stockpile order of 3 million doses of H5N1 vaccines from the Chinese government. The Company accrued a royal payment of $9 as of December 31, 2018, which was paid in 2019. The Company did not accrue any royalty payment in 2020 and 2019.

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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded a milestone fee of $35 (€30,000) and $611 (€0.5 million) for the year ended December 31, 2020 and 2018 as research and development expense. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2019.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company did not make any payment for purchasing measles seeds to GSK for the year ended December 31, 2020, 2019 and 2018.

(f)

In June 2020, the Company entered into a clinical development collaboration agreement with Instituto Butantan, a leading Brazilian producer of immunobiologic products, to advance the clinical trials of CoronaVac, Sinovac’s inactivated vaccine candidate against COVID-19 to Phase III. Through the collaboration, Instituto Butantan sponsored our phase III clinical trials in Brazil. A series of agreements completed or to be completed between the parties help establish extensive collaboration that includes technology licensing, market authorization and commercialization of CoronaVac. In this way, Instituto Butantan can ensure that the Brazilian population has access to this vaccine.

(g)

In September 2020, the Company signed two agreements with PT Bio Farma, a leading biopharmaceutical company in Indonesia, for the supply, local production and technology licensing in respect of CoronaVac. Under these agreements the Company will supply PT Bio Farma bulk vaccine to enable the latter to produce at least 140 million doses of CoronaVac in Indonesia.

(h)

In November 2020, the Company signed two agreements with KEYMEN Ilac Sanayi. Ve Tic. A.S. (“KEYMEN”), an active in supplying of pharmaceutical products in Turkey, for the supply, local production and technology and know-how licensing of CoronaVac. Under the agreements the Company and KEYMEN will cooperate to enable local filling and packaging from the bulk vaccine supplied by the Company in designated facilities in Turkey.

24.Subsequent Events

Aside from those disclosed in note 17 to the financial statements, no other reportable events or transactions take place after the balance sheet date.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$56,666	$70,201
Prepaid expenses and other receivables	2,461	1,166
Amount due from subsidiaries	93,665	86,006
Dividend receivables	3,195	3,195
Total current assets	155,987	160,568
Investment in subsidiaries	609,057	149,087
Total assets	$765,044	$309,655
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$4,236	$1,544
Amount due to subsidiaries	3,193	8,964
Dividend payable	11,143	5,128
Total current liabilities	18,572	15,636
Total liabilities	$18,572	$15,636
EQUITY
Preferred stock	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813 (2019 – 14,630,813)
Common stock	99	99
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,294,743 (2019 – 98,903,243)
Additional paid-in capital	531,815	207,962
Accumulated other comprehensive income (loss)	19,925	(4,321)
Retained earnings	194,618	90,264
Total shareholders' equity	746,472	294,019
Total liabilities and equity	$765,044	$309,655

Statements of Comprehensive Income

	For the year ended December 31
	2020	2019	2018
Selling, general and administrative expenses	7,013	7,750	15,615
Total operating expenses	7,013	7,750	15,615
Loss from operations	(7,013)	(7,750)	(15,615)
Other expenses	(23)	(16)	(13)
Interest income	532	871	798
Equity earnings of subsidiaries, net of tax	116,873	51,824	36,612
Net income	110,369	44,929	21,782
Preferred stock dividends	(6,015)	(5,128)	—
Net income attributable to common shareholders	104,354	39,801	21,782
Net income	110,369	44,929	21,782
Foreign currency translation adjustments	24,246	(2,222)	(9,174)
Total comprehensive income	$134,615	$42,707	$12,608

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Cash Flows

	For the year ended December 31
	2020	2019	2018
Cash flows used in operating activities
Net income	$110,369	$44,929	$21,782
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Share-based compensation	3,003	3,003	445
- Equity in earnings of subsidiaries	(116,873)	(51,824)	(36,612)
Changes in:
- Amount due from subsidiaries	(7,659)	(3,425)	(7,624)
- Prepaid expenses and other receivables	(1,295)	172	(861)
- Dividend receivables	—	—	18,085
- Amount due to subsidiaries	(5,771)	(7,584)	2,602
- Accrued expenses and other payables	2,692	(119)	(276)
Net cash used in operating activities	(15,534)	(14,848)	(2,459)
Cash flows provided by financing activities
- Proceeds from issuance of common stock, net of share issuance costs	1,999	—	85,304
- Proceeds from shares subscribed	—	—	64
Net cash provided by financing activities	1,999	—	85,368
Increase (decrease) in cash and cash equivalents	(13,535)	(14,848)	82,909
Cash and cash equivalents, beginning of year	70,201	85,049	2,140
Cash and cash equivalents, end of year	$56,666	$70,201	$85,049

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

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 17 and 23).