Form 20-F
period 2021-12-31
SINOVAC BIOTECH LTD
filed 2022-04-29
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nan Wang Chief Financial Officer No. 39 Shangdi Xi Road,, Haidian District, Beijing 100085 People’s Republic of China Tel: +86-10-5693-1800 Fax: +86-10-5693-1800 E-mail: ir@sinovac.com
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

99,502,243 Common Shares and 14,630,813 Series B Convertible Preferred Shares as of December 31, 2021

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. All translations from renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of renminbi into U.S. dollars has been made at the noon buying rate in effect on December 30, 2021, which was RMB 6.3726 to $1.00. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 22, 2022, the noon buying rate was RMB 6.5010 to $1.00.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies,
•	our future business development, financial condition, and results of operations,
•	the expected outlook of the vaccine markets in China and globally,
•	our expectations regarding demand for and market acceptance of our products,
•	our expectations regarding our relationships with hospitals, Centers for Disease Control (“CDCs”) and end-users,
•	competition in our industry,
•	relevant government policies and regulations relating to our industry, and
•	general economic and business conditions globally and in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. We face various legal and operational risks and uncertainties associated with having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses or access foreign investments. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.”

The Holding Foreign Companies Accountable Act

Our auditor, Grant Thornton, is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Our auditor was subject to the determinations made by the Public Company Accounting Oversight Board (United States), or the PCAOB, on December 16, 2021, and as a result, the PCAOB is not able to fully inspect our auditor. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in our shares on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. See “—D. Risk Factors—Risks Related to Doing Business in China—Our shares will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows Through Our Organization

Sinovac Antigua is a holding company, and we rely in part on dividends paid by our subsidiaries for our cash needs, including our operating expenses and additional investment opportunities. The payment of dividends from subsidiaries in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

The ability of our subsidiary to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE., see “—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.” and “Item 10. Additional Information — D. Exchange Controls.”

Under PRC laws, Sinovac Antigua may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2019, 2020, and 2021, no assets other than cash were transferred through our organization.

A.	Reserved
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Company

•

Our business growth relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.

•	Although we are profitable in 2019, 2020 and 2021, we incurred a loss in past years, and may incur losses again in the future.
•

As required by the PRC laws, we sell vaccines in China through Centers for Disease Control (“CDCs”) which are PRC government agencies. This exposes us to risks relating to doing business with the government.

•	We currently have limited revenue sources. A reduction in revenues from sales of COVID-19 vaccine would cause our revenues to decline significantly and could materially harm our business.
•	We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.
•	We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.
•

We could face risks and uncertainties related to our efforts to develop a vaccine to help prevent COVID-19 and potential treatments for COVID-19, as well as challenges related to their manufacturing, supply and distribution.

•	Our financial prospects depend on the success of our clinical-stage and pre-clinical stage product pipeline.

Risks Related to Government Regulation

•	We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.
•	We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals.
•

Because the medical conditions that our vaccines are intended to prevent represent significant public health threats, we are at risk of governmental actions detrimental to our business, such as product seizure, compulsory licensing and additional regulations.

•	We deal with hazardous materials that may cause injury to others. These materials are regulated by environmental laws that may impose significant costs and restrictions on our business.

Risks Related to Our Intellectual Property

•	If we are unable to protect our technologies from competitors with patents or other forms of intellectual property protection, our business may be harmed.
•

Our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, could develop products that compete directly with our products despite our intellectual property rights.

•	Third parties may bring intellectual property infringement claims against us in the future.
•

The success of our business may depend on licensing vaccine components from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

Risks Related to Doing Business in China

•	Overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
•	Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.
•

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

•

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

Although we are profitable in 2019, 2020 and 2021, we incurred a loss in past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We recorded a profit in 2019, 2020 and 2021. However, we incurred a loss in the past years, caused primarily by research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

As required by the PRC laws, we sell vaccines in China through Centers for Disease Control (“CDCs”) which are PRC government agencies. This exposes us to risks relating to doing business with the government.

As required by the PRC laws, we sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our contracts by our government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agencies were to be consolidated with another ministry. In addition, if our vaccines are to be sold in other countries or regions other than China, regulatory approvals from the relevant governmental authorities of the target markets are to be obtained. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect our share price and result in substantial losses. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of COVID-19 vaccine would cause our revenues to decline significantly and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derived a substantial percentage of our revenues from COVID-19 vaccine, CoronaVac, in 2021. We face risks and uncertainties related to production and sales of CoronaVac, including (i) the demand of COVID-19 vaccines throughout the world may be reduced or no longer exist in the future as more and more people have been vaccinated; (ii) the possibility that COVID-19 epidemic may diminish in severity or prevalence, or disappear entirely; and (iii) other companies may produce superior or competitive products, any of which would adversely impact the sales of CoronaVac. As a result of the relative lack of product diversification, an investment in our company would be riskier than investments in companies that offer a wide variety of products or services.

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

Successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive, we cannot assure that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities. In addition, we do not have or plan to procure clinical trial liability insurance for our clinical trials to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom for all our vaccine products. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. In December 2019, a strain of novel coronavirus, COVID-19, causing respiratory illness emerged in the city of Wuhan in the Hubei province of China and has subsequently spread throughout the world. The outbreak of COVID-19 was recognized as a pandemic by the World Health Organization on March 11, 2020. In response to the outbreak, governmental authorities of countries all over the world imposed lockdowns and other restrictions to contain the virus, and various businesses suspended or reduced operations. The COVID-19 pandemic has resulted in significant disruptions in the global economy. The PRC government took certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses throughout the whole country, including Beijing where our research and development functions and main production lines are located. Since January 1, 2022, certain areas in China have suffered from outbreaks of COVID-19 variants including Delta and Omicron virus variants. In response, local governments in the affected areas imposed various restrictions on business and social activities, including city lockdowns, restrictions on travel and other emergency quarantines.

As COVID-19 pandemic continues to evolve and there is great uncertainty as to the future progress of the virus, we cannot anticipate with any certainty the length or severity of the effects of COVID-19 pandemic. We believe the ultimate impact of the COVID-19 pandemic on our business, financial condition and results of operations will be affected by the speed and extent of the continued spread of the coronavirus globally, the emergence of additional virus variants, the duration of the pandemic, new information regarding the severity and incidence of the COVID-19 virus, the safety, efficacy and availability of vaccines and treatments for COVID-19 and the rate at which the population becomes vaccinated against COVID-19. We continue to monitor the spread of COVID-19 in China and globally and have put in place and will continue to put in place measures as appropriate and necessary for our business. Any prolonged lockdowns or deviations from normal daily operations could negatively impact our business.

We could face risks and uncertainties related to our efforts to develop a vaccine to help prevent COVID-19 and potential treatments for COVID-19, as well as challenges related to their manufacturing, supply and distribution.

We face uncertainties related to our efforts to develop a vaccine to prevent the COVID-19, including uncertainties and risks that our existing and future vaccines may not be successful, commercially viable or receive final approval from regulatory authorities. The pre-clinical, clinical data or safety data and further analysis of the existing pre-clinical, clinical or safety of our existing COVID-19 vaccine or future vaccines or treatments may be unfavorable, or we may not be able to produce comparable clinical or other results, including but not limited to the rate of vaccine effectiveness and safety and tolerability profile observed to date or in larger, more diverse populations upon commercialization. Our COVID-19 vaccine, CoronaVac, may not be able to prevent COVID-19 caused by emerging virus variants. The widespread use of the vaccine may lead to new information about efficacy, safety or other developments, including the risk of additional adverse reactions or side effects and regulatory authorities may not be satisfied with the results from any future pre-clinical and clinical studies and may not approve our existing or future vaccines or treatments, or may withdraw or terminate such approvals granted previously to us. Disruptions in the relationships between us and our collaboration partners, research and development institutes, clinical trial site, countries where the trials are conducted or third-party suppliers, availability of raw materials to manufacture any such products, our ability to scale up or maintain the manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate within global demand for any potential approved vaccine or product candidate, could delay the commercialization of our existing COVID-19 vaccine or any future vaccines or products or otherwise have a significant impact on our business, financial condition and results of operations. We cannot guarantee you that we can produce superior or more competitive products than our competitors, or whether the demand for our COVID-19 vaccine may still exist. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believed we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted. We have completed phase III trials of COVID-19 vaccine in Brazil, Turkey, Indonesia and Chile and have received a conditional marketing authorization for CoronaVac from China’s National Medical Products Administration (“NMPA”). CoronaVac has been granted emergency use approval under the World Health Organization’s (“WHO”) Emergency Use Listing (EUL) procedure. In addition, the European Medicine Agency (“EMA”) has initiated the rolling review of CoronaVac. We cannot assure comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile or in larger, more diverse populations upon commercialization. Major international and Chinese vaccine companies, universities and other research institutions are also pursuing the development of the COVID 19- vaccines. They may succeed in developing COVID-19 vaccine and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2021. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which concludes that our internal control over financial reporting is effective in all material aspects. However, we cannot assure that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

According to the NMPA, there are approximately 40 vaccine companies in China. Many of our commercialized vaccine products are also marketed by other vaccine companies in China, of which we believe approximately 15 are our direct competitors. We are market leaders for certain products in China. We also compete internationally against multi-national corporations for market shares of certain vaccine products. Our revenue could be adversely impacted if we are not able to maintain our supply quantity and market share.

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

On March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at our annual general meeting of shareholders held on February 6, 2018 (the “2017 AGM”). We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at the 2017 AGM by certain of our shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”) was invalid. We refer to this ballot as the “Non-Public Submission.” On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the “Antigua Court”). The complaint sought a declaration that the five persons purportedly proposed by the Shareholder Group on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. Following a trial in early December 2018, the Antigua Court issued a judgment on December 19, 2018 (the “Antigua Judgment”) that dismissed 1Globe’s claim and declared that Sinovac Antigua’s shareholder rights agreement (the “Rights Agreement”) was validly adopted as a matter of Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”), handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment, including confirming that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council.

On October 8, 2018, Sinovac became aware that unauthorized documents in respect of Sinovac Biotech (Hong Kong) Limited. (“Sinovac Hong Kong”) had been filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. Mr. Yin and Ms. Wang commenced legal proceedings before the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) (“HCMP 1731/2018”). In a hearing before the Hong Kong High Court on October 19, 2018, the judge granted an interlocutory injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Antigua or its subsidiaries, and relying on or using the forged documents in any way whatsoever. On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made orders (“November 28 Order”) and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Yin and Ms. Wang as Plaintiff, and Mr. Cao and Mr. Li as the Defendants. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong (“Lawful Directors”), and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed. The November 28 Order is effective and enforceable. The Companies Registry has removed the forged documents following the November 28 Order. On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. The appeal does not operate as a stay on the November 28 Order except to the extent that the Court below, or the Court of Appeal otherwise directs: O.59, r. 13 (1)(a) of the Rules of the High Court. As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018. No hearing date has yet been fixed to hear the appeal.

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

On May 31, 2019, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Mr. Yin for alleged breach of fiduciary duties and wrongful equity dilution, in Massachusetts state court. Sinovac removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac filed a motion to dismiss Heng Ren’s claims. In July 2021, Sinovac moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim. Sinovac is presently appealing the denial to the United States Court of Appeals for the First Circuit and has answered the complaint.

We cannot predict the outcome of our ongoing litigation, including whether we will prevail. We also cannot predict how the litigation may affect our share price, which could be volatile during the pendency of each suit and following its conclusion. Preparing for the litigation, or any related litigation or related matters, has caused us to incur significant costs and we expect these costs to continue until the litigation concludes. In addition, preparing for litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan. In addition, the uncertainties as to the composition of the board of directors of Sinovac Antigua may materially and adversely affect business in unpredictable ways, which, in turn, could cause our revenue, earnings and operating cash flows to be materially and adversely affected.

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

On April 12, 2018, 1Globe filed an amended answer to our complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Yin and the Buyer Consortium (comprising Mr. Yin, SAIF partners IV L.P., or SAIF, C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.) had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. The Chiang Li Family and OrbiMed filed similar responses. We, and our board of directors, believe that the actions taken by our board of directors were appropriate under the circumstances and in the interests of our company and all our shareholders. We also believe that the allegations in the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees. On March 6, 2019, the Delaware Court entered a status quo order preventing us from distributing Exchange Shares (defined below) to any shareholders or otherwise take any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order. The case is stayed pending resolution of parallel litigation in Antigua, which we anticipate will resume following the conclusion of the Antigua litigation.

Following a trial on the validity of the Sinovac Antigua’s Rights Agreement, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the 2017 AGM by the Shareholder Group. On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Shareholder Group, together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons on or prior to the 2017 AGM and that their conduct resulted in a “Trigger Event” under Sinovac Antigua’s Rights Agreement. Pursuant to the Rights Agreement, our board of directors elected to exchange (the “Exchange”) each valid and outstanding preferred share purchase right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of 0.655 of Sinovac Antigua’s common shares and 0.345 of Sinovac Antigua’s newly created Series B Convertible preferred shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of Sinovac Antigua’s shareholders (not including the Collaborating Shareholders). 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, in which the Court of Appeal refused 1Globe’s application to take the issue of the Rights Agreement to the Privy Council. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council.

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

In February 2018, Mr. Aihua Pan, the representative of Sinobioway Medicine, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Yin, Ms. Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and articles of association and was unlawful. On March 5, 2018, Sinovac Biotech announced actions taken to enhance the corporate governance and management of Sinovac Beijing, including the appointment of Mr. Dawei Mao, Chairman of Zhongke Biopharmaceutical Co., Ltd., as a director of Sinovac Beijing. He replaced Ms. Xiaomin Yang, the current President of Sinobioway Group Co., Ltd. In addition, in March 2018, Mr. Yin, Ms. Wang, and other senior managers of Sinovac Beijing signed new employment agreements with Sinovac Biotech Ltd. and Sinovac Beijing.

On April 17, 2018, Mr. Aihua Pan and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movements of employees in Sinovac Beijing’s general manager’s office and finance department in an attempt to wrongfully take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. In addition, these individuals disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to these disruptive actions, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility, though production has resumed at this facility months later. Sinovac Beijing was also forced to destroy the bacterial seeds intended for use in the production of its 23-valent pneumococcal polysaccharide vaccine (“PPV”) and to suspend all preparations for and ultimately postpone the inspection by NMPA, formerly known as the PRC State Food and Drug Administration, of the manufacturing site necessary for 23-valent PPV production approval. On September 17, 2020, the Fourth Intermediate People’s Court of Beijing (“Beijing Fourth Court”) issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB 15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality. The Higher People’s Court of Beijing Municipality held a hearing in September 2021. This case is pending the verdict or ruling of the Higher People’s Court of Beijing Municipality as of the date of this annual report.

On November 15, 2021, Sinobioway Medicine filed a complaint against Sinovac Beijing and Sinovac Hong Kong in Beijing Fourth Court. The complaint sought to dissolve and liquidate Sinovac Beijing with the argument that the board of directors of Sinovac Beijing has been unable to function for the benefit of the company and the two shareholders of Sinovac Beijing have gotten into a deadlock. Beijing Fourth Court has not yet arranged the evidence exchange and court hearings. The case is pending further notice and arrangement from Beijing Fourth Court.

In November 2021, Sinobioway Medicine filed a complaint against Sinovac LS, Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. Beijing Fourth Court has not yet decided when to have the first hearing. The case is pending further notice and arrangement from Beijing Fourth Court.

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

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian to focus on the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB 60.0 million in exchange for a 30% equity interest in Sinovac Dalian, and Dalian Jin Gang Group made an asset contribution of RMB 140.0 million, including the manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB 50.0 million. In October 2016, we increased our ownership in Sinovac Dalian to 67.86% by making an additional RMB 80.0 million capital contribution. In November 2020, we increased our ownership in Sinovac Dalian to 68% by converting RMB 46.6 million loan into capital. In 2021 we did not provide any loan to Sinovac Dalian, and provided a loan of RMB 17 million and RMB 30 million in 2020 and 2019, respectively, to Sinovac Dalian. We cannot assure that Sinovac

Dalian’s business, covering the research, development, manufacturing and commercialization of vaccines, such as mumps and varicella, will be successful. As such, we could incur related impairment charges in the future. Any failure to achieve the expected return on our investment in Sinovac Dalian may materially and adversely affect our business, financial condition and results of operations.

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

The production of vaccine products is a lengthy and complex process. As a result, our inability to match our production to market demand may result in a failure to meet market demand, which could materially and adversely affect our financial condition and results of operations and could also damage our reputation and corporate brand. For example, many patients receive their seasonal flu vaccinations in the three-month period from September to November in anticipation of an upcoming flu season and we expect this period to be one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build up inventory of our influenza vaccine product in line with what we believe will be the anticipated demand for the product. If actual demand does not meet our expectations, we may be required to write off significant inventory and may otherwise experience adverse consequences in our financial condition. If we overestimate demand, we may purchase more raw materials than required. If we underestimate demand, our third-party suppliers may have inadequate raw material inventories, which could interrupt our manufacturing, delay shipments and result in lost sales.

If we are unable to enroll sufficient subjects and identify clinical investigators for our clinical trials, our development programs could be delayed or terminated.

The rate of completion of our clinical trials significantly depends on the rate of enrollment of volunteers. Patients’ enrollment is a function of many factors, including:

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

We may have difficulty in obtaining sufficient volunteer subjects’ enrollment or finding qualified investigators to conduct the clinical trials as planned and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of development of a product for a particular indication.

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

While we use raw materials and other key material supplies that are generally available from multiple commercial sources, certain raw materials that we use to cultivate our influenza vaccines, such as embryonated eggs, are in short supply or difficult for suppliers to produce in accordance with our specifications. Certain raw materials are from single-sourced suppliers, while we are expanding our supplier portfolio for supply alternatives, however, any efforts to substitute key materials from an alternate source may be delayed as they may require regulatory approval. Moreover, regulatory approvals to market our products may be conditioned upon obtaining certain materials from specified sources. The COVID-19 pandemic has also created a sudden surge in material used in COVID-19 vaccine and medical supplies. If third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and if we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

In addition, if we fail to secure supply sources for some of the raw materials we use, our business could be harmed. For example, we sourced hepatitis B antigens entirely from Beijing Institute of Biological Products Co., Ltd. (“Beijing Biological”) for Bilive production. Although we are developing our own hepatitis B vaccine, before it is approved to be commercialized, we have to rely on the supplier to receive hepatitis B antigen. We and Beijing Biological agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Biological supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Biological ceased its hepatitis B antigens production due to facilities renovation. We are working closely with Beijing Biological to resume production of Bilive.

Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.

The seasonality in our business is expected to result in significant quarterly fluctuations in our ongoing operating results. For example, the influenza season generally runs from November through March of the next year and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from influenza vaccines during this period.

We rely on a limited number of facilities for the manufacturing of our products in accordance with relevant regulatory requirements. Any disruption to our existing manufacturing facilities or in the development of new facilities could reduce or restrict our sales and harm our reputation.

According to the China GMP guidelines, each vaccine product can only be produced in a dedicated production facility. In Beijing, we conduct the primary production of each vaccine in dedicated production plants at our Shangdi site, Changping site and Daxing site, and secondary filling and packaging at our Changping and Daxing site. In Dalian, we manufacture mumps and varicella vaccine at one facility. We do not maintain back-up primary production facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business.

As described more fully above, a representative of Sinobioway Medicine, who was the Chairman of the board of directors of Sinovac Beijing, and dozens of unidentified individuals forcibly entered Sinovac Beijing’s corporate offices and disrupted Sinovac Beijing’s hepatitis A vaccine production and seasonal flu vaccine production by cutting power to our Shangdi site, seriously impacting Sinovac Beijing’s production and manufacturing processes and possibly damaging product quality. Due to the actions of the representative of Sinobioway Medicine, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily decided to stop production at the impacted facility, though production subsequently resumed.

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

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to further expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2021, we had approximately $11,620 million in cash and cash equivalents and restricted cash. We may undertake significant future financings in order to:

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

Sinovac Antigua is authorized to issue 100,000,000 common shares, 99,502,243 of which are issued and outstanding. To increase the number of authorized common shares, we must amend Sinovac Antigua’s Articles of Incorporation and By-laws, which requires (i) the majority of common shares be present for a quorum, and (ii) affirmative vote of two thirds of common shares (excluding Series B Preferred Shares) present and voting at the general meeting. We cannot assure that Sinovac Antigua will be able to collect sufficient affirmative votes to amend its Articles of Incorporation and By-laws. If we fail to increase the number of authorized commons shares of Sinovac Antigua, we will lack common shares for future issuance of equity securities.

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

As described above, the actions of the Shareholder Group leading up to and at the 2017 AGM resulted in uncertainties as to the future direction of our company and the composition of our board of directors. As a result of these uncertainties, we do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and earn revenues could be delayed and competitors could develop products sooner than we do. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

The PIPE Investors (as defined below) may exercise influence over us, including through their ability to influence matters requiring the approval of holders of our Common Shares or Series A Preferred Shares.

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

The shares owned by the PIPE Investors currently represent approximately 20.68% of the voting rights in respect of our share capital (after taking into account the shares issued in the Exchange under the Rights Agreement). Further, the PIPE Investors are entitled to appoint a designee and observer to Sinovac Antigua’s board of directors. Accordingly, the PIPE Investors may have the ability to influence the direction of Sinovac Antigua or the outcome of most matters submitted for the vote of our shareholders. In any of these matters, the interests of the PIPE Investors may differ from or conflict with the interests of our other shareholders.

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

On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, at which the Court of Appeal refused 1Globe’s application to take the issue of the validity of the Rights Agreement to the Privy Council, but granted leave to appeal on certain other grounds. As described above, on April 21, 2022, 1Globe renewed its application to further appeal the judgment of the Court of Appeal that the Rights Agreement is valid, directly to the Privy Council. If 1Globe is successful in its appeal of this element of the judgment, our shareholders will not benefit from the protections of the Rights Agreement and our company may be subject to abusive or coercive tactics by certain shareholders to gain control of our company or our board of directors without paying all shareholders a control premium. On April 4, 2019, the Court of Appeal issued an order restraining our company from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of the appeal of the judgment. The parties have agreed a continuation of this interim injunction that restrains our company from taking further action under the Rights Agreement until the appeal process at the Privy Council is complete.

The Delaware litigation is stayed pending the resolution of the litigation in Antigua. The Delaware Court’s status quo order prevents us from distributing Exchange Shares to any shareholders or otherwise taking any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order, which we anticipate will resume following the conclusion of the Antigua litigation.

On February 21, 2021 and 2022, we entered into the second and third amendments to the Rights Agreement, respectively, to extend the expiration date of the rights contained therein from February 22, 2021 to February 22, 2023.

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

We had 4,281 full-time employees as of December 31, 2021 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of all our executive officers in the future.

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

Based on our estimates of the fair market value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our earnings per share and number of outstanding shares, and a comparison of such earnings per share to the earnings per share of certain other companies in industries similar to ours that have shares listed on a U.S. stock exchange. We cannot provide any assurances that the actual value of our shares is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, additional reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. NMPA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization (“WHO”) have confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. In July 2018, Changchun Changsheng Life Science Co., Ltd. was found by the government to have falsified production records. Although the government has determined to levy a $1.3 billion fine on the company, such negative publicity has led to lower demand for vaccination in China in 2018, which has in turn negatively affected the whole vaccine industry.

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

In addition, in light of the incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China in 2016, the government has changed policies and regulations related to the vaccine sales and distribution in China. Before the policy was issued, human vaccine sales were halted in China for months. The vaccine purchase and delivery were resumed in second half of 2016. We are not able to estimate whether there will be any other change of policies and regulations on our business in the future, which will negatively impact on business in the future.

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

In response to a pandemic or the perceived risk of a pandemic, governments in the PRC and other countries may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. For example, an outbreak of influenza and the COVID-19 pandemic could subject our manufacturing facilities to be mandated by the PRC government. The PRC government might grant compulsory licenses to allow our competitors to manufacture products that are protected by our patents or use our technology, using funds received from government agencies.

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

Sinovac Dalian has land use rights to two parcels of land, with an aggregate area of 95,686 square meters (approximately 1,030,000 square feet) located in the Economic and Technical Development Zone of Dalian, Liaoning province by the local government. According to the relevant PRC regulations, a parcel of land may be treated as idle land if development of the land has not been commenced within one year after the commencement date stipulated in the land use rights grant contract or the issuance date of the construction land approval certificate. Land users can extend the deadline for commencing the construction work for one year.

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

We have a total of 71 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated or circumvented.

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

Since 2001, Sinovac Beijing has been using “科兴” (Kexing) as part of its Chinese trade name. Sinovac Dalian began to use “科兴” (Kexing) as part of its Chinese trade name in 2010. Shenzhen Kexing (an unrelated party) successfully registered “科兴” trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services in 2001. To protect our interest in using “科兴” in our trade names, we applied to register “科兴” in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010.

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

We conduct a significant part of our operations in China, and generated approximately 56.3% of our sales in China in 2021. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse change in the economic conditions or government policies in China, including the economic slowdown in 2020 and 2022 due to the COVID-19 pandemic, could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies with respect to a wide range of issues, such as competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on us. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the PRC government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices.

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

In addition, the PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. The PRC government published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and the value of our shares. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, which require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on the Draft Overseas Listing Provisions and the Draft Filing Measures ended on January 23, 2022. As the Draft Overseas Listing Provisions and the Draft Filing Measures are not adopted as of the date of this annual report, and it remains unclear whether the formal version adopted in the future will have any further material changes, there remains substantial uncertainties as to how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and our future overseas offerings. Furthermore, the PRC government authorities are continuously strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of relevant governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our business model, monetization methods, daily operation, acquisition, investment and business development. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. We and our partners may routinely receive, collect, generate, store, process, transmit and maintain medical data, trail records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information. If we are deemed to be a critical information infrastructure operator (as defined below), we would be required to follow applicable cybersecurity review procedures. During such review, we may experience disruptions of our operations, and such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On November 14, 2021, the Cyberspace Administration of China (the “CAC”) commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange;(iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, national security refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining “affect(s) or may affect national security” as stipulated in the Draft Data Security Regulations, remain uncertain, and are still subject to further clarification by the CAC.

On December 28, 2021, the CAC, the NDRC, the MIIT and several other administrations jointly promulgated the Cybersecurity Review Measures (the “Review Measures”), which became effective on February 15, 2022. According to the Review Measures, (i) if a critical information infrastructure operator purchases network products and services or an online platform operator conducts data processing, either of which affects or may affect national security, a cybersecurity review shall be carried out according to the Review Measures; (ii) an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we design our IT systems, how we operate our business, how our partners process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another. We may incur substantial costs to comply with such laws and regulations and to establish and maintain internal compliance policies.

We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

We are a holding company, and we rely on the dividends paid by our PRC subsidiaries, including majority-owned subsidiaries Sinovac Beijing, Sinovac Dalian and Sinovac LS and our wholly owned subsidiary Sinovac Biomed Co., Ltd. (“Sinovac Biomed”) for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are required to set aside at least 10% of their after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company.

Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are also required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of the subsidiaries to pay dividends in cash.

In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac LS or Sinovac Biomed incurs debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 56.8% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the PRC government could take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our PRC subsidiaries by means of foreign currency from us or other foreign lenders, the foreign borrowed amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce and registered with SAFE. Such loans must also be registered with SAFE as foreign debts. If we finance our PRC subsidiaries by means of additional capital contributions from offshore, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Towards the end of 2020 and in 2021, the RMB saw this past depreciation trend reversed and the RMB gained more than 2% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar.

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

Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, both domestic companies and the foreign invested enterprises (the “FIEs”) are subject to a unified income tax rate of 25%. Preferential tax treatments are expected to be granted to high and new technology enterprises that conduct business in encouraged sectors, whether FIEs or domestic companies.

Sinovac Beijing reconfirmed its “High and New Technology Enterprises,” or HNTE, status and obtained the corresponding certificate in 2020 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing is entitled to a reduced enterprise income tax (“EIT”) rate of 15% from 2020 to 2022. Sinovac Dalian reconfirmed its HNTE status in 2020 for another three-year period, which is from 2020 to 2022. Sinovac LS, being confirmed as a HNTE in 2020 for a period of three years, is subject to the preferential EIT of 15% from 2020 to 2022. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options and restricted shares were able to follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company.

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

In funding our PRC subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment” ratio. “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the estimated amount of the total capital as required to enable and support the full-scale operation of a PRC foreign-investment company when the company is initially established. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s articles of association and joint venture contract (in the case of a Sino-foreign joint venture) and approved by the competent government authority in advance. The balance between the required “total investment” and the “registered capital” can be satisfied by borrowings or loans obtained by the company. In other words, such loans cannot exceed the difference between such company’s registered capital and total investment.

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

The Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firms that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in the audit, reported financial information, and the quality of our financial statements.

Our shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into U.S. law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares could be prohibited from trading in the United States in 2023.

ITEM 4.	Information on the Company
A.	History and Development of the Company

Our legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, PRC. Our telephone number at this address is +86-10-5693-1800. Our registered address is located at the office of APN Corporate and Management Services Limited, Unit #4 Bryson’s Complex, Friars Hill Road, St. John’s, Antigua. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

We were incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda pursuant to the International Business Corporations Act. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB 18.6 million ($2.9 million). We currently own 73.09% of the equity interests in Sinovac Beijing and Sinobioway Medicine owns a 26.91% interest.

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

In November 2009, we entered into a joint venture agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB 60.0 million in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB 140.0 million, including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian.

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB 50.0 million. In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB 80.0 million, which aimed to increase Sinovac’s equity ownership from 55% to 67.86%. RMB 50.0 million was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB 30.0 million is provided to Sinovac Dalian. In 2016, an additional RMB 30.0 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB 80.0 million was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan Yian in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes and operational activities. In December 2015, we entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer our 100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB 13.0 million. The disposal of Tangshan Yian was completed in February 2016.

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

In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a share of our newly created series C junior participating preferred shares (the “Series C Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares and/or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2021 and 2022, we further amended the amended and restated Rights Agreement to extend its term until February 2023.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order restraining Sinovac Antigua from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court, and this order was extended in January 2022 until the conclusion of the appeal process to the Privy Council. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard by the Court of Appeal on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. On February 24, 2022, 1Globe obtained permission from the Court of Appeal for leave to appeal certain appeal grounds to the Privy Council. See “Legal and Administrative Proceedings” for additional information.

In May 2020, Prime Success and Vivo Capital invested $15 million in our then wholly owned subsidiary, Sinovac LS, to further the development of CoronaVac. The two investors each loaned $7.5 million in the form of a convertible loan that bore interest, or, at the investor’s election, converted into 7.5% of the total equity interest of Sinovac LS. Later each of Prime Success and Vivo Capital exercised its right to convert its convertible loan into 7.5% of the total equity interests of Sinovac LS. After the investment made by Sino Biopharmaceutical Limited as described below, Prime Success and Vivo Capital each holds approximately 6.3% stake in Sinovac LS.

On August 6, 2020, we established Sinovac Singapore, a wholly owned subsidiary focuses primarily on registering and distributing current and newly-developed vaccine products in Singapore and exporting our products abroad. In addition, Sinovac Singapore seeks research and development collaboration opportunities with third parties in Asia.

In November 2020, we increased our equity ownership of Sinovac Dalian from 67.86% to 68%, by converting RMB 46.6 million debt into equity.

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

We are a fully integrated China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including, without limitation, hepatitis A, hepatitis B, hand foot and mouth disease (“HFMD”) caused by EV71, seasonal influenza, H5N1 and H1N1 pandemic influenza, coronavirus, pneumococcus, poliomyelitis, varicella and mumps.

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

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, we obtained the production license from NMPA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, NMPA issued the new drug certificate and production license for Inlive, our EV71 vaccine. In January 2016, NMPA issued the GMP certificate and Inlive, our EV71 vaccine, was commercially launched in China in June 2016.

In December 2019, the NMPA approved and issued a product license for our varicella vaccine. In June and December 2020, we obtained production license for our quadrivalent influenza vaccine and pneumococcal polysaccharide vaccine from the NMPA, respectively.

We initiated the development of CoronaVac, an inactivated vaccine against COVID-19, in January 2020. On February 5, 2021, NMPA granted a conditional marketing authorization for CoronaVac to be used in individuals aged 18 and above, and we obtained the approval of its emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was approved for the WHO’s EUL procedure. As of the date of this annual report, CoronaVac have been authorized in more than 60 countries and regions under conditional marketing authorizations or emergency use, and the EMA has initiated the rolling review of CoronaVac, which marks the first step in the process for CoronaVac to obtain EU approval for use. We continue to actively seek regulatory approval of CoronaVac in other countries and regions around the world in an effort to maximize global accessibility and affordability of the COVID-19 vaccine. In July 2021, we entered into an advance purchase agreement with the Global Alliance for Vaccines and Immunization (“Gavi Alliance”) to provide up to 380 million doses of CoronaVac for global distribution.

In July 2021, we were granted a production license for our sabin inactivated polio vaccine.

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
(4)

Our COVID-19 vaccine, CoronaVac, has been granted the conditional marketing authorization and emergency use approval in China and the WHO EUL procedure. In other countries outside China, CoronaVac has been granted either the emergency use approval or conditional marketing authorization.

•

Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, consuming contaminated food or drinking water that has been contaminated by hepatitis A virus. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. Healive obtained WHO pre-qualification in 2017 which enabled us to expand our Healive international sales and market. Our production line to manufacture our hepatitis vaccines, has an aggregate combined production capacity of approximately 20 million doses annually. We are selling Healive in Asia, Africa, Latin America and the Mediterranean region.

•

Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) HBsAg aluminum adsorption product which we source from a third-party supplier. Recipients under China’s vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine. Our production line to manufacture our hepatitis vaccines, has an aggregate production capacity of approximately 20 million doses annually.

•

Anflu. In October 2005, we received the final PRC regulatory approval for the production of Anflu, a vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply (“IVS”) taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. We didn’t supply season flu vaccine in 2018 due to the production disruptions resulting from the actions of the representative of Sinobioway Medicine. Further, Sinovac Beijing was forced to destroy the affected products. To maintain product safety, Sinovac Beijing temporarily suspended production at the impacted facility. The production of Anflu resumed at this facility in 2019. Our production line to manufacture our flu vaccines, Anflu, QIV, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 15 million doses of Anflu. Our Anflu products are sold to Asia, Africa, and the Mediterranean region.

•

Panflu. In April 2008, we were granted a production license for Panflu by the NMPA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Panflu is also registered for sale in Hong Kong. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu given the yield of virus strain received from the WHO. We produced Panflu for government reservation since 2008, and we started recognizing revenue in 2010, while the reservation has stopped since 2017.

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

•

Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. In September 2012, we were granted a production license for mumps vaccine by the NMPA. We began to sell mumps vaccine in December of 2012.

•

Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including China, Malaysia, Singapore, Australia, Vietnam and Taiwan. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, the NMPA accepted our application to commence human clinical trials and on December 23, 2010, we obtained the approval from the NMPA to commence clinical trials. In 2013, we completed all three phases of clinical trials. On December 30, 2015, the NMPA issued the new drug certificate and production license for our EV71 vaccine, which was to be used in children aged six months to three years old. On January 25, 2016, the NMPA issued the GMP certificate for Inlive. We have been granted eleven patents relating to the EV71 vaccine in China. In order to provide EV71 vaccine protection for more children, we started a Phase III clinical study on expanded age group of Inlive usage in 2017 and completed the study in 2019. In June 2021, the NMPA approved Inlive’s use in children aged six to seventy one months old.

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

•

Pneumococcal polysaccharide vaccine (“PPV”). PPV is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with increased pneumococcus infection risks. We filed an application for clinical trials to the NMPA in February 2011 and obtained the approval to commence clinical trials in May 2014. On December 2, 2020 the NMPA approved and issued a product license for our 23-valent PPV vaccine to prevent the infection by streptococcus pneumonia in adults and children aged two years old and above, which is our first bacterial vaccine product approved so far, broadening the potential of our product portfolio. We began to sell PPV in April 2021.

•

Quadrivalent influenza vaccine (“QIV”). Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one influenza B virus, QIV is designed to protect against four different flu viruses: two influenza A viruses and two influenza B viruses. These two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the NMPA. The approval to conduct human clinical trial was issued by the NMPA in November 2016. Phase III clinical trial has been completed. The preliminary results of the phase III clinical trial showed that the vaccine is safe and immunogenic. The site inspection was completed in March 2020. On June 24, 2020, the NMPA approved and issued a product license for our QIV vaccine and sales began in September 2020.

•

Sabin Inactivated Polio vaccine (“sIPV”). Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (“OPV”), is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. sIPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the WHO’s Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology (“INTRAVACC”) a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we completed the pre-clinical study and submitted the application for clinical trials to NMPA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which was completed in 2018. In January 2019, the NDA was submitted to the NMPA and we completed the production site inspection in October 2020. In July 2021, the NMPA approved and issued a product license for our sIPV and sales began in November 2021.

•

COVID-19 vaccine (“CoronaVac”). We initiated the development of a vaccine against COVID-19 on January 28, 2020. The application for clinical trials was submitted to NMPA on March 13, 2020. NMPA implemented a concurrent review on the full submission and granted the approval for clinical trials on April 13, 2020. The phase I clinical trial commenced on April 16, 2020. The phase I and II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the phase I trial and 600 participants in the phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in the Lancet Infectious Diseases on November 17, 2020. We started our first phase III trial on CoronaVac on July 21, 2020 in Brazil, and then in Turkey, Indonesia and Chile. There were a total of approximately 30,000 participants enrolled in the trial across those four countries. We began rolling submission to the NMPA since September 2020 and the NMPA carried out rolling reviews when the submission was made. On February 5, 2021, the NMPA granted a conditional marketing authorization for CoronaVac for use in individuals aged 18 and above, and we obtained the emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was approved for the WHO’s EUL procedure. As of the date of this annual report, CoronaVac have been authorized in more than 60 countries and regions under conditional marketing authorizations or emergency use, and the EMA has initiated the rolling review of CoronaVac, which marks the first step in the process for CoronaVac to obtain EU approval for use. As of late December 2021, we have provided over 2.5 billion doses of CoronaVac globally.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•

Recombinant hepatitis B vaccine. Viral hepatitis B is an infectious disease with a predominantly liver lesion caused by hepatitis B virus. The recombinant hepatitis B vaccine (Hansenula polymorpha) is intended for people susceptible to hepatitis B, in particular newborns (especially those whose mothers are HBsAg and HBeAg-positive), healthcare workers who are engaged in medical work and laboratory personnel who are exposed to blood. After vaccination, the vaccine stimulates the body's immunity against hepatitis B virus infection. Our recombinant hepatitis B vaccine was approved for the clinical study by the NMPA in January 2017 and completed phase Ⅰ clinical study in January 2022.

•

Hepatitis A and hepatitis B combined vaccine. Viral hepatitis A and viral hepatitis B are mainly infectious diseases with a predominantly liver lesion caused by hepatitis A and B virus, respectively. Hepatitis A and B combined vaccine is intended for people over 1 year of age who have no immunity and are at risk of infection with hepatitis A and hepatitis B virus. After vaccination, the vaccine can induce protective antibodies against hepatitis A and B virus infection. Our hepatitis A and B combined vaccine was approved for clinical study by the NMPA in April 2017 and completed phase Ⅰ clinical study in February 2022.

•

Adsorbed tetanus vaccine. Tetanus is a specific infection in which Clostridium tetanus invades the body through skin or mucosal wounds, grows and multiplies in a hypoxic environment, and produces toxins that cause muscle spasms. Adsorption tetanus vaccine is mainly used for people with a high chance of trauma, also for the prevention of maternal and neonatal tetanus in pregnant women. Our adsorbed tetanus vaccine was approved for clinical studies by the NMPA in June 2021.

•

Haemophilus influenzae type b conjugate vaccine. Haemophilus influenzae type b can cause a variety of sicknesses in humans, the most common and severe being meningitis, followed by pneumonia. Haemophilus influenzae type b conjugate vaccine induces humoral immune responses to prevent aggressive infections (including meningitis, pneumonia, sepsis, cellulitis, epiglottitis, etc.) caused by Haemophilus influenzae type b. Our Haemophilus influenzae type b conjugate vaccine was approved for clinical study by the NMPA in August 2021.

•	Other vaccines. We have over ten other vaccines currently under preclinical studies or have completed preclinical studies.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive, varicella vaccine, QIV, PPV, sIPV and CoronaVac. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other countries. COVID-19 is spreading globally, with the viral strain mutating frequently. We have made continuous research and development efforts, where our R&D team have conducted comprehensive preclinical studies and clinical trials in partnership with leading academic research institutes in China and overseas to assess the efficacy of a CoronaVac booster shot, CoronaVac’s efficacy against variant strains, as well as the safety, immunogenicity and efficacy of COVID-19 vaccines developed using variant strains and COVID-19 combination vaccine with multiple strains.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarters to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products. In 2021, we moved pipeline product development to our new site in Daxing District of Beijing, where we also produce CoronaVac.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $155.0 million, $48.8 million and $24.3 million in 2021, 2020 and 2019, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Our sales strategy is to increase our market share and enhance our competitive advantage in the private vaccine sales market in China while building on this strength to encourage government to expand market size in the government-paid market. We also intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside China. When we initiated our research and development of our COVID-19 vaccine, we also commenced construction of production facilities, with the first phase completed in July 2020. By March 2021, our third production of CoronaVac was completed and put into commercial production, and our annual capacity of CoronaVac reached 2 billion doses. Our timely installment of CoronaVac production capacity served the significant vaccine demand in China and globally, and as of late December 2021, we have provided over 2.5 billion doses of CoronaVac globally.

In 2018, our sales model was totally transformed to a collaborative model between our sales team and third-party marketing agents. We have formed a marketing management team, strengthened the compliance management to third-party marketing agents, and expanded market coverage, improved our competitive position in the market, and improved the quality of customer services through professional and academic promotion activities. As of December 31, 2021, our internal sales and marketing team covered 2,341 district CDC customers in 31 provinces in China, representing an increase of 7.8% as of the end of year 2021. Our sales team is mainly responsible for the maintenance of customer relationship at or above the provincial level, bidding access at the provincial level, the development of the public market, as well as product after-sales services and the support and management of third-party marketing agents. We cooperate with 48 third-party marketing agents, engaging approximately 1,350 marketing and promotional staff. The team of the third-party market agents carries out business with district CDC customers with our support in all aspects. In addition, we have taken the lead in placing commercial insurance compensation mechanism for abnormal response to vaccination nationwide in the private vaccine market and certain government sponsored programs to provide more professional services for CDC customers and end-users. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

In 2021, 2020 and 2019, our sales in China contributed 56.3%, 71.6% and 92.3%, respectively, of our total sales. As of December 31, 2021, we had already exported our vaccine products to 53 countries. In order to speed up the business globalization, as well as strengthening our reputation for quality, we obtained WHO prequalification in December 2017 for hepatitis A vaccine, Healive. In June 2021, CoronaVac was approved for the WHO’s EUL procedure. As of the date of this annual report, CoronaVac have been authorized in more than 60 countries and regions under conditional marketing authorizations or emergency use, and the EMA has initiated the rolling review of CoronaVac, which marks the first step in the process for CoronaVac to obtain EU approval for use. We will continue to explore the globalization of our product portfolio and develop products targeting potential international markets where we believe we can be successful.

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

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we use for Bilive production. We source hepatitis B antigens entirely from Beijing Biological. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.” Raw materials generally are in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have four manufacturing bases located in the Haidian, Changping and Daxing districts of Beijing and Dalian in Liaoning province.

We have three upstream production facilities in Haidian District, Beijing for commercialized products. Our Healive has an annual capacity of 20 million doses. Our influenza production line has an annual capacity of 15 million doses, which can also be used to produce 20 million doses of Panflu or Panflu.1 annually. Our PPV has an annual capacity of 15 million doses.

We received GMP certificates for our Healive, Bilive and influenza production facilities initially in March 2002, June 2005 and October 2005, respectively, and renewed their GMP certificates for another five years in 2018. The upstream production plants for our hepatitis vaccines and influenza vaccines in Haidian District passed the new GMP certification and obtained the new GMP certificate on April 17, 2013, which was renewed on April 13, 2018 for five years. Our hepatitis A vaccine production lines in both Shangdi site and Changping site passed GMP inspection by WHO for prequalification purpose in December 2017. Our upstream production line for PPV, with an annual production capacity of 15 million doses, was built in Shangdi site in 2014, which passed the GMP inspection by the NMPA in June 2020 and production license was granted on December 2, 2020.

Our production site in Changping District, Beijing primarily consists of a filling and packaging facilities that complies with the new PRC GMP standards, as well as the EV71 production facility and the sIPV production facility. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016. Our GMP compliant sIPV vaccine production line was built in 2017 with a designed annual production capacity of 40 million doses.

We have three CoronaVac production sites in Daxing District, Beijing, in compliance with the new PRC GMP standards, and our CoronaVac production lines have an annual capacity of 2 billion doses.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian received its GMP certificate from NMPA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018. Our varicella vaccine production line was inspected by the NMPA and a production license was granted in December 2019.

Each of our vaccine producing subsidiaries has its own quality assurance department. The quality assurance department of each subsidiary plays a role to supervise the R&D, manufacturing, procurement, quality control, sales and marketing, logistics and plant construction of each subsidiary under the guidance of the applicable regulations and guidelines. Regular training or seminars are organized among quality assurance departments of subsidiaries to share and exchange knowledge and experiences.

We have built a pharmacovigilance system, which includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff organization and their relevant duties and responsibilities. According to the requirements of the regulatory authorities, we regularly report the severe Adverse Event Following Immunization (“AEFI”) in time. We summarize and analyze safety information coming from post-marketing surveillance, phase IV clinical trials, safety studies and literatures, and to submit the Periodic Safety Update Reports to the regulatory authorities regularly. Meanwhile, we are also required to assist the regulatory authorities to investigate on the AEFIs and provide related information as required.

With respect to compliance with environmental laws, we have also obtained the approval of the environmental impact assessment report from the Beijing Municipal Environment Protection Bureau for the construction plan of our facilities in Changping District, Beijing in 2011. We produce Bilive vaccine at our production facility for hepatitis A vaccine and produce Panflu and Panflu.1 vaccines at our production facility for seasonal influenza vaccine. According to the PRC Environmental Impact Assessment Law, after the approval of previous environmental impact assessment reports, if there is any material change in the nature, scale, location, production technology used and measures adopted to prevent damages to ecology, new environmental impact assessment reports need to be filed for approval. We also added a sIPV production facility to the Changping construction plan in 2016. The relevant environmental impact assessment report was submitted to the relevant government authorities and passed the government evaluation. In addition, we have also obtained approval for the environmental impact assessment report for PPV production facility at our Shangdi site in 2014. In 2020, we obtained the approval for the environmental impact assessment report for the CoronaVac production facility.

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

Under the terms of the technology transfer agreement, we will make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $0.3 million for the transfer of an additional six serotypes and related technology. As of December 31, 2021, we made total milestone payments of $1.2 million ($1.0 million under the agreement dated as of March 12, 2009 and $0.2 million under the amendment agreement dated as of December 14, 2011). The remaining milestone payments will be paid when we achieve each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, we entered into the third amendment to the technology transfer agreement dated March 12, 2009, as amended on November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both we and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. We did not make any payment in this regard for the years ended December 31, 2021, 2020 and 2019.

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

We agreed to pay NIH a license royalty of $80,000 upon execution of the agreement and a non-refundable minimum annual royalty of $8,000, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. We also agreed to pay NIH benchmark royalties of $0.3 million upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. We recorded a license royalty of $nil, $1,000 and $1,000 for the year ended December 31, 2021, 2020 and 2019, respectively, as research and development expenses.

In August 2011, we licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. We agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3.4 million accrued at the end of 2011 were paid in 2012. We did not accrue any royalty payment in 2021, 2020 and 2019.

In April 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. We expect to develop and commercialize the vaccine in China first, as well as seeking regulatory approval in other countries at the later stage. The agreement has a term of 50 years. Please see “— Our Products.”

We agreed to pay INTRAVACC a license fee of up to $2.4 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achievement of specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded a payment of $72,345 (€60,000) for the year ended December 31, 2021, as cost of goods sold. We recorded a payment of $35,000 (€30,000) for the year ended December 31, 2020, as research and development expense. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2019.

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA (“GSK”), to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. We did not make any payment for purchasing measles seeds to GSK for the years ended December 31, 2021, 2020 and 2019.

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

In August 2020, we signed two agreements with PT Bio Farma, a leading biopharmaceutical company in Indonesia, for the supply, local production and technology licensing in respect of CoronaVac. Under these agreements, we are committed to supply Bio Farma bulk vaccine to enable PT Bio Farma to produce at least 140 million doses of CoronaVac in Indonesia.

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

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In 2010, the NMPA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies could no longer be sold in China. According to the NMPA, there are approximately 40 vaccine companies in China, of which we believe approximately 15 are our direct competitors.

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

Multiple vaccine products have been approved for sales worldwide. Many of these vaccine products are marketed by our major competitors in particular for hepatitis A, influenza and COVID-19 vaccine. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Merck Sharp & Dohme Corp. as key competitors in China, and GlaxoSmithKline Biologicals and Merck Sharp & Dohme Corp. for the markets outside China. The live attenuated hepatitis A vaccine manufacturers include Institute of Medical Biology - Chinese Academy of Medical Sciences (IMBCAM), Pukang Biological Co., Ltd., and Changchun Institute of Biological Products. With respect to the hepatitis A and B vaccines, we are the only company with this product in China. With respect to the influenza vaccines, we consider Hualan Biological Engineering Inc. and Changchun Institute of Biological Products as key competitors in China, and Sanofi Pasteur S.A. as our major competitor for the markets outside China. With respect to the EV71 vaccines, we consider IMBCAM and China National Biotec Group Co., Ltd. as our key competitors in China. With respect to the COVID-19 vaccine, we consider China National Biotec Group, Pfizer, Moderna and AstraZeneca as our key competitors. With respect to the varicella vaccine, we consider Changchun BCHT Biotechnology Co., Ltd. and Changchun Keygen Biological Products Co., Ltd. as key competitors in China. With respect to the 23-valent pneumococcal polysaccharide vaccine, we consider Chengdu Institute of Biological Products, Walvax Biotechnology Co., Ltd. and Shenzhen Kangtai Biological Products Co., Ltd. as key competitors in China. For inactivte polio vaccine we consider IMBCAM as our key competitor in China.

We believe we enjoy a number of advantages over the PRC domestic competitors and multinational competitors in China. Generally, we believe that the principal competitive advantage in the markets for our products and product candidates include:

•	safety and efficacy profile;
•	brand reputation;
•	product supply;
•	tax losses of our PRC subsidiaries
•	post-sales services.

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

We have a total of 71 issued patents and a number of pending patent applications related to our vaccines in China.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our vaccine products, clinical trial data and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken appropriate security measures to protect such assets. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with all our employees and many of our consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual or organization or company during the course of its relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances permitted by such agreements. In the case of our employees, the agreements provide that all of the technology conceived by the individual during the course of employment is our exclusive property and require our employees to assign to us all of their inventions, designs and technologies they develop once the technology is conceived and cooperate with us to secure patent protection for these inventions if we wish to pursue such protection.

We maintain 44 trademark registrations in China and countries and regions where we conduct business, including (i) “Sinovac”, (ii) Sinovac’s Chinese name and its logo, (iii) “Healive”, its Chinese name and its logo, (iv) “Bilive” and its Chinese name, (v) “Anflu” and its Chinese name, (vi) “Panflu”, its Chinese name and its logo, (vii) “PANFLU.1” and its Chinese name, (viii) “Inlive” and its Chinese name, (ix) “EV71Vac” , (x) “EntV71” and its Chinese name, and (xi) “CoronaVac” and its Chinese name.

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB 4,708 million ($738.8 million) in 2021 to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding the United States and Europe) from April 2021 to April 2022. We also carry product liability insurance for all of our products in China. We do not carry liability insurance to cover liability claims that may arise from the incidents relating to the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

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

Communication Meeting. In order to improve review process of regulatory approval, the NMPA has set up a communication channel between the applicant and reviewing agencies. Applicant can discuss material safety issues during the human clinical study or significant technical issues arise during the development process with regulatory agencies. This kind of meetings can also be held at critical stages in the entire process of drug development, including before IND application, before phase III human clinical studies, or before NDA.

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

The new PRC Vaccine Administration Law implements more stringent supervision of the entire process of vaccine development, production, delivery, and inoculation. The legislation mandates both government oversight and the duty of manufacturers to report compliance in all substantial aspects of the whole lifecycle of vaccine products. The sanctions and penalties for the illegal activities have been significantly increased. For instance, the sanctions for production or selling of fake or substandard vaccines extend to include confiscating of all illegal gains obtained from and the materials, equipment and other facilities and resources used for production or selling of fake or substandard vaccines, suspension of business for corrections, revoking of drug registration certificate or production license. The fines can be as high as 15 times to 50 times of the market value of the fake vaccines or 10 times to 30 times of the market value of the substandard vaccines. In the case of serious circumstances, the legal representative, the person in charge or the key personnel who are directly responsible for production or selling of fake or substandard vaccines and the other persons responsible are also subject to sanctions of confiscating their income during the production period of the fake or substandard vaccines, a fine of one time to ten times of the said income. Such persons will be permanently banned from engaging in drug production activities and will be subject to five to 15 days of detention.

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

Electronic Traceability of Vaccines

The PRC government will set up national vaccines electronic traceability collaboration platform and the market authorization holders of vaccines must also establish vaccines electronic traceability system to be linked with the national vaccines electronic traceability collaboration platform, for the purpose of integrating the traceability information on the whole process of vaccine production, circulation and vaccination so as to realize the traceability of vaccines. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB 2 million.

Compulsory Vaccines Liability Insurance

The PRC government will implement the rules for compulsory vaccines liability insurance. The market authorization holders of vaccines must underwrite the compulsory vaccine liability insurance. Specific implementing measures for the compulsory vaccine liability insurance system will be formulated by the medical products administration under the State Council in collaboration with the health administration and insurance regulatory authority under the State Council. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB 2 million.

Post-Market Management of Vaccines

(a) Post-market investigation

The market authorization holders of vaccines must establish the whole-lifecycle quality management system of vaccines, and carry out post-market investigation to further confirm the safety, efficacy and quality controllability of the vaccines put into the market. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB 2 million.

(b) Quality retrospection analysis and risk reporting

The market authorization holders of vaccines must set up a vaccines quality retrospection analysis and risk reporting system, and faithfully report relevant information on vaccine manufacturing, distribution, post-market investigation and risk management to the medical products administration under the State Council on a yearly basis. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB 2 million.

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

Information Disclosure

The market authorization holders of vaccines must establish an information disclosure system and promptly disclose vaccine product information, package insert and labels, situations concerning the implementation of quality control, lot release, recall, inspection and punishment imposed and compulsory vaccine liability insurance effected, etc. on its website as required. In case of failure of complying with such obligation the market authorization holder of vaccines will be imposed a fine up to RMB 2 million.

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

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and subsidiaries representative of our major business, as of the date of this report.

As of December 31, 2021, we held 100% equity interest in Sinovac Biotech (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, Sinovac Biotech (Singapore) Pte. Ltd., our subsidiary established in Singapore, and Sinovac Biomed Co., Ltd., our subsidiary established in the PRC; we hold 73.09% of equity interests in Sinovac Biotech Co., Ltd., our subsidiary established in the PRC, 59.24% of the equity interests in Sinovac Life Sciences Co., Ltd. (formerly known as Sinovac Research & Development Co., Ltd.), our subsidiary established in the PRC, and 68% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., our subsidiary established in the PRC.

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

We are headquartered in the Peking University Biological Industry Park in Haidian District in Beijing in a 48,900-square-foot facility, of which approximately 16,700 square feet are used as office space and approximately 32,200 square feet are used for the production plant for Healive. Sinovac Beijing owns the above-described 48,900-square-foot facility in Peking University Biological Industry Park.

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

All these offices and production facilities in the Peking University Biological Industry Park are known as our Shangdi site. We have three production lines located at the Shangdi site. The production line to manufacture hepatitis vaccines 20 million doses annually. The production line to manufacture influenza vaccines, Anflu, QIV, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 15 million doses of Anflu (northern hemisphere). We have built a PPV production line at the Shangdi site with designed annual capacity of 15 million doses per year.

In February 2010, we acquired a right to use approximately 312,400 square feet of land located in Changping District, Beijing (“Changping Site”) with five buildings with a total built-out area of 32,322 square meters (approximately 347,900 square feet) for a total consideration of approximately RMB 123.6 million. We have made all required payments by December 31, 2012. We built a new filling and packaging line, EV71 production facilities and a storage warehouse at the Changping site. In May 2013, the new filling and packaging facility at the Changping site was granted the GMP certificate, following which, we moved all the filling and packaging activities to the Changping site. The five-year GMP renewal at the Changping site for the filling and package line was successfully completed on April 13, 2018. The new storage warehouse was put into operation in December 2010. The EV71 vaccine production line at the Changping site has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. In July 2016, we started to build our sIPV plant for bulk production at the Changping site with capacity approximately 40 million doses and we obtained the approval of sIPV from the NMPA in 2021. In 2021, we expanded the filling and packaging facilities to add additional filling and packaging lines and moved the storage to leased warehouse.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has seven existing buildings with a total built-out area of 20,000 square meters (approximately 215,280 square feet) on a parcel of land of 95,685 square meters (approximately 1,030,000 square feet), located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012 for five years. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The construction of a varicella vaccine production plant was completed in 2019. The production permit was granted in December 2019 after the NMPA’s inspection of our varicella vaccine production line. The annual capacity of the varicella production line is 5 million doses.

In 2009, we established Sinovac LS focusing on R&D. In 2020, Sinovac LS obtained a drug production license. Currently, Sinovac LS is mainly committed to the research and development, production and sales of COVID-19 vaccine, CoronaVac. Sinovac LS is located in the biomedical industry base in Daxing District, Beijing, which has three existing production bases through direct ownership or lease, being the Tianfu factory, Yongda factory and Xiangrui factory. Our CoronaVac production sites are in compliance with the new PRC GMP standards with an annual capacity of 2 billion doses. Sinovac LS had a rapid growth in 2020 and 2021, and in order to host future pipeline product manufacturing facilities, Sinovac LS also acquired an additional campus in the same area. As of the date of this annual report, Sinovac LS has a total built-out area of 237,937 square meters and has a total construction area of 299,967 square meters in the Daxing District.

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

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines against infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against hepatitis A, hepatitis B, EV71, influenza viruses, mumps, varicella, pneumococcal, COVID-19 and poliomyelitis. The following table sets forth certain information on our commercialized products.

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

(2) CoronaVac was granted conditional marketing authorization in China on February 5, 2021 and was approved for emergency use under the WHO EUL procedure on June 1, 2021.

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

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and

May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. We accrued a royalty of $9,000 at the end of 2018, which was paid in 2019. No royalties were incurred for the years ended December 31, 2021, 2020 and 2019.

No amortization expenses were recorded in 2021, 2020 and 2019 for proprietary rights as they were fully amortized.

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

The process of developing, obtaining and maintaining regulatory approvals for new products is lengthy, expensive and uncertain. While the development may take years to complete, the market environment may change from the time when the project is selected, which will have an impact to the expected return of the investment. We anticipate that we will frequently monitor the progress of each key project and determine which of our early-stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate.

Our recombinant hepatitis B vaccine was approved for the clinical study by the NMPA in January 2017 and completed phase Ⅰ clinical study in January 2022. Our hepatitis A and B combined vaccine was approved for clinical study by the NMPA in April 2017 and completed phase Ⅰ clinical study in February 2022. Our adsorbed tetanus vaccine was approved for clinical studies by the NMPA in June 2021. Our Haemophilus influenzae type b conjugate vaccine was approved for clinical study by the NMPA in August 2021. We have over ten other vaccines currently under preclinical studies or have completed preclinical studies. Our R&D team have conducted comprehensive preclinical studies and clinical trials in partnership with leading academic research institutes in China and overseas to assess the efficacy of a CoronaVac booster shot, CoronaVac’s efficacy against variant strains, as well as the safety, immunogenicity and efficacy of COVID-19 vaccines developed using variant strains and COVID-19 combination vaccine with multiple strains.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grants that were deferred in the amount of RMB 17.0 million ($2.7 million), RMB 92.4 million ($14.2 million) and RMB 6.7 million ($1.0 million) in 2021, 2020 and 2019, respectively. In addition, we received RMB 10.9 million ($1.7 million), RMB21.7 million ($3.1 million) and RMB3.5 million ($0.5 million) in other government grants and subsidies that were recognized in the statements of comprehensive income in 2021, 2020 and 2019, respectively.

Deferred government grants included the following:

Government grants for property, plant and equipment

We have three deferred government grants related to property, plant and equipment. We have fulfilled the conditions attached to two grants and expect to fulfill another one in 2022. RMB 3.1 million ($0.5 million) will be amortized in 2022 which was included in the current portion of deferred government grant and RMB 16.0 million ($2.5 million) will be amortized after 2022 which was included in the non-current portion of deferred government grants. RMB 3.6 million ($0.6 million) was recorded as a reduction to depreciation expense for the year ended December 31, 2021, as compared to $0.4 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively, and RMB 0.5 million ($79,000) was recorded as government grant recognized in income for the year ended December 31, 2021, as compared to $80,000 and $79,000 for the years ended December 31, 2020 and 2019.

Government grants for research and development

We have twelve deferred government grants related to various research and development projects. We expect to fulfil the conditions attached to nine grants in 2022 and recorded RMB 76.9 million ($12.1 million) as the current portion of deferred government grants, while the remaining three grant’s condition is expected to be fulfilled after 2022 and RMB 15.0 million ($2.4 million) is recorded in the non-current portion of deferred government grants.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income data	2021	2020	2019
	(in thousands except share and per share data)
Sales	$19,374,904	$510,624	$246,053
Cost of sales(1)	1,072,221	67,180	32,469
Gross profit	18,302,683	443,444	213,584
Operating expenses:
Selling, general and administrative expenses(1)	591,167	176,534	121,468
Provision (recovery) for doubtful accounts	2,967	2,640	(306)
Research and development expenses(1)	155,040	48,760	24,254
Loss on disposal and impairment of property, plant and equipment	977	163	294
Government grants recognized in income	(725)	(297)	(688)
Total operating expenses	749,426	227,800	145,022
Operating income	17,553,257	215,644	68,562
Interest and financing expenses	(2,836)	(1,453)	(650)
Interest income	102,568	1,930	1,996
Other income (expense), net	(89,948)	496	912
Income before income taxes	17,563,041	216,617	70,820
Income tax expenses	(3,104,130)	(31,438)	(5,605)
Net income	14,458,911	185,179	65,215
Less: income attributable to non-controlling interests	(5,991,431)	(74,810)	(20,286)
Net income attributable to the shareholders of Sinovac	8,467,480	110,369	44,929
Preferred stock dividends	(5,982)	(6,015)	(5,128)
Net income attributable to common shareholders of Sinovac	8,461,498	104,354	39,801
Comprehensive income	14,652,009	217,507	62,388
Less: comprehensive income attributable to non-controlling interests	(6,073,832)	(82,892)	(19,681)
Comprehensive income attributable to shareholders of Sinovac	$8,578,177	$134,615	$42,707

(1)	Includes share-based compensation of $7.7 million, $10.2 million and $3.0 million in 2021, 2020 and 2019, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, and sales returns. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives.” We recognize revenues when control of promised goods is transferred to our customers in an amount of consideration of which we expect to be entitled to in exchange for the goods, and we can reasonably estimates return provision for the goods; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

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

In the public market, the government purchases vaccines for EPI market typically by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our products competitively to win the tenders. We believe that our emphasis on product quality is an advantage and increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2021, 2020 and 2019 amounted to $1,072.2 million, $67.2 million and $32.5 million, respectively, of which idle capacity amounted to $8.6 million, $1.7 million and $3.8 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacities have not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense increased from $138.6 million in 2020 to $376.3 million in 2021, which accounted for 1.9% of total sales revenue of 2021.

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

Taxes and incentives

Our PRC subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, income tax returns filed by our PRC subsidiaries for tax years beginning in 2016 remain open to examination by tax authorities.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise”, or HNTE. Sinovac Beijing and Sinovac Dalian, have been reconfirmed as HNTE in 2020 for a period of three years, and Sinovac LS, has been confirmed as a HNTE in 2020 for a period of three years, and are subject to a preferential income tax rate of 15% from 2020 to 2022. Our other PRC subsidiaries are subject to income tax at the statutory rate of 25%.

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

Tax losses of our PRC subsidiaries in the amount of RMB 108.4 million ($17.0 million) as of December 31, 2021 will expire from 2022 to 2026, if not utilized.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Sales. Total sales in 2021 increased to $19.4 billion from $510.6 million in 2020. The growth was mainly contributed by sales of CoronaVac.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2021	2020
	(in thousands)
EPI	$10,552,059	$96,799
Private Pay	349,083	268,821
Export	8,473,762	145,004
Total sales	$19,374,904	$510,624

Gross Profit. Gross profit in 2021 increased to $18.3 billion from $443.4 million in 2020. Gross margin percentage increased to 94.5% in 2021 from 86.8% in 2020, primarily due to economies of scales from significant increase in production volume.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2021 increased to $591.2 million from $176.5 million in 2020. The increase was mainly due to increased resources dedicated to revenue growth and operation expansion.

We recorded total share-based compensation of $7.7 million in 2021, compared to $10.2 million in 2020. As of December 31, 2021 and 2020, we had unrecognized compensation costs of $nil and $6.6 million, respectively.

Research and Development Expenses. Research and development expenses in 2021, primarily represented expenditures on the advancement of pipeline vaccines, including sIPV and COVID-19 vaccines, increased to $155.0 million in 2021 from $48.8 million in 2020.

Interest and Financing Expenses. Interest and financing expense increased to $2.8 million in 2021 from $1.5 million in 2020.

Income Tax Expenses. Income tax expense was $3.1 billion in 2021, compared to an income tax expense of $31.4 million in 2020.

Net Income. Net income was $14.5 billion in 2021, compared to $185.2 million in 2020. Net income attributable to shareholders of Sinovac was $8.5 billion in 2021, compared to $110.4 million in 2020. Net income attributable to common shareholders of Sinovac was $8.5 billion in 2021, compared to $104.4 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Sales. Total sales in 2020 increased to $510.6 million from $246.1 million in 2019. The growth was mainly contributed by sales of CoronaVac.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2020	2019
	(in thousands)
EPI	$96,799	$6,896
Private Pay	268,821	220,217
Export	145,004	18,940
Total sales	$510,624	$246,053

Gross Profit. Gross profit in 2020 increased to $443.4 million from $213.6 million in 2019. Gross margin percentage 86.8% was the same compared with last year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2020 increased to $176.5 million from $121.5 million in 2019. The increase was mainly due to higher sales and marketing dedicated for revenue growth.

We recorded total share-based compensation of $10.2 million in 2020, compared to $3.0 million in 2019. As of December 31, 2020 and 2019, we had unrecognized compensation costs of $6.6 million and $9.6 million, respectively. This unearned component will be recognized over a period of 26 months.

Research and Development Expenses. Research and development expenses in 2020, primarily represented expenditures on the advancement of pipeline vaccines, including pneumococcal vaccines, sIPV and COVID-19 vaccines, increased to $48.8 million from $24.3 million in 2019.

Interest and Financing Expenses. Interest and financing expense increased to $1.5 million in 2020 from $0.7 million in 2019.

Income Tax Expenses. Income tax expense was $31.4 million in 2020, compared to an income tax expense of $5.6 million in 2019.

Net Income. Net income was $185.2 million in 2020, compared to $65.2 million in 2019. Net income attributable to shareholders of Sinovac was $110.4 million in 2020, compared to $44.9 million in 2019. Net income attributable to common shareholders of Sinovac was $104.4 million in 2020, compared to $ 39.8 million in 2019.

B.	Liquidity and capital resources

To date, we have financed our operating and investing activities through cash flows from operations, bank borrowings and cash provided by historical financing activities. As of December 31, 2021, 2020 and 2019, our cash and cash equivalents and restricted cash were $11.6 billion, $1.1 billion and $155.9 million, respectively.

Based on our current business plan, we believe that our existing capital resources is sufficient to meet our cash requirements to fund planned operations and other commitments for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may need additional capital to upgrade or expand our production capabilities, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.”

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Net cash provided by operating activities	$15,352,541	$479,309	$39,074
Net cash used in investing activities	(3,023,574)	(204,756)	(42,454)
Net cash provided by/(used in) financing activities	(1,896,680)	592,566	1,737
Effect of exchange rate changes on cash and cash equivalents and restricted cash	137,269	27,207	(649)
Increase (decrease) in cash and cash equivalents and restricted cash	10,569,556	894,326	(2,292)
Cash and cash equivalents and restricted cash at beginning of period	1,050,204	155,878	158,170
Cash and cash equivalents and restricted cash at end of period	$11,619,760	$1,050,204	$155,878

Operating Activities

Net cash provided by operating activities was $15.4 billion in 2021, compared to net cash provided by operating activities of $479.3 million in 2020. Net cash provided by our operating activities in 2021 resulted primarily from our net income of $14.5 billion.

Net cash provided by operating activities was $479.3 million in 2020, compared to net cash provided by operating activities of $39.1 million in 2019. Net cash provided by our operating activities in 2020 resulted primarily from our net income of $185.2 million and an increase in deferred revenue of $339.3 million, partially offset by an increase of inventory of $77.7 million.

Investing Activities

Net cash used in investing activities was $3.0 billion in 2021, compared to net cash used in investing activities of $204.8 million in 2020. We invested primarily in short-term investments and property, plant and equipment in 2021.

Net cash used in investing activities was $204.8 million in 2020, compared to $42.5 million in 2019. We invested primarily in short-term investments and property, plant and equipment in 2020.

Financing Activities

Net cash used in financing activities was $1.9 billion in 2021, compared to net cash provided by financing activities of $592.6 million in 2020. In 2021, we received loan proceeds of $13.5 million, made dividend payment of 1.9 billion and loan repayments of $33.4 million.

Net cash provided by financing activities was $592.6 million in 2020, compared to $1.7 million in 2019. In 2020, we received proceeds of $541.0 million from a subsidiary’s financing activities, loan proceeds of $33.2 million and made loan repayments of $6.0 million.

Accounts Receivable

Our total accounts receivable, including other receivables, increased from $253.5 million as of December 31, 2020 to $952.4 million as of December 31, 2021 due to higher sales. Our average accounts receivable turnover time in 2021 was 12 days, compared to 134 days in 2020.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2021	2020
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$902,995	$240,266
Aging greater than one year, net of allowance for doubtful accounts	20,803	10,365
Total trade receivable	$923,798	$250,631

Borrowings

As of December 31, 2021, we had $3.1 million in short-term bank loans, offset by $11.6 billion in cash and cash equivalents, resulting in a liquid assets balance of $11.6 billion, compared with $32.9 million at the end of December 31, 2020. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2021:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from Bank of China	RMB 7 million	4.40%	monthly	February 3, 2022	operation
Bank loan from Bank of China	RMB 7 million	4.40%	monthly	April 8, 2022	operation
Bank loan from China Merchants Bank	RMB 1.1 million	5.60%	monthly	May 26, 2023	mortgage
Bank loan from China Everbright Bank	RMB 5 million	5.22%	monthly	February 28, 2022	operation
Bank loan from China Everbright Bank	RMB 80.4 million	5.88%	quarterly	November 16, 2028	purchase of property, plant and equipment

On November 20, 2019, Sinovac Dalian entered into a maximum credit facility of $3.1 million (RMB 20 million) with Bank of China to finance its working capital requirements. $1.0 million (RMB 7 million) was drawn on December 24, 2019 and was repaid on December 24, 2020. On February 8, 2021, Sinovac Dalian withdrew $1.1 million (RMB 7 million) with an annual interest rate at 55 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.40%. On April 8, 2021, Sinovac Dalian withdrew $1.1 million (RMB 7 million) with an annual interest rate at 55 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.40%. Interest is payable monthly and the loans are repayable on February 3, 2022 and April 8, 2022, respectively. Buildings of Sinovac Dalian with a net book value of $2.2 million (RMB 14.1 million) were pledged as collateral.

On May 26, 2020, Sinovac Dalian entered into four mortgages in the total amount of $0.3 million (RMB 2.1 million) with China Merchants Bank to purchase four apartments. The loans bear annual interest rate at 175 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.6%. Principal and interest are repaid monthly over a term of 36 months. Sinovac Dalian repaid $58,000 (RMB 0.4 million) in principal and interest in 2020 and $0.1 million (RMB 0.8 million) in principal and interest in 2021. As of December 31, 2021, $0.1 million (RMB 0.7 million) is recorded in bank loans due within one year and $50,000 (RMB 0.3 million) is recorded in long-term bank loans. Buildings of Sinovac Dalian with a net book value of $1.4 million (RMB 8.7 million) were pledged as collateral.

On March 1, 2021, Sinovac Dalian entered into a short-term loan of $0.8 million (RMB 5 million) with China Everbright Bank to finance its working capital requirements, with a term from March 1, 2021 to February 28, 2022. The loan bears annual interest rate at 137 basis point above the prime rate of a five-year term loan published by the People’s Bank of China, at 5.22%. Certain machinery and equipment of Sinovac Dalian with a net book value of $37.0 million (RMB 235.8 million) were pledged as collateral.

On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $30.7 million (RMB 200 million) to finance Sinovac Dalian’s purchase of property plant and equipment, with a term from November 17, 2020 to November 16, 2028 with China Everbright Bank. The loan bears annual interest rate at 123 basis point above the prime rate of a five-year term loan published by the People’s Bank of China, at 5.88%. Interest is payable quarterly and principal installment repayments begin in 2023 and shall be fully paid by November 16, 2028. Certain machinery and equipment of Sinovac Dalian with a net book value of $37.0 million (RMB 235.8 million) were pledged as collateral.

Our weighted average effective interest rate on outstanding borrowings was 5.64%, 4.84% and 5.09% for the years ended December 31, 2021, 2020 and 2019, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

Treasury Policy

We have established a treasury policy to better utilize our financial resources and manage our cash that we generate from our operations. Under this policy, when our internal cash flow and liquidity forecast indicates that we have sufficient capital resources for our operating activities and our capital expenditure, we make liquid investments with a portion of our excess cash to achieve a better return on our assets than generating interest on bank deposits. Our cash and cash equivalents consists of cash on hand and investments in interest bearing demand deposits, time deposits, and other highly liquid investments which have original maturities of three months or less when purchased. Short-term investments primarily consists of deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions.

Restrictions on Cash Dividends

We are a holding company, and we rely in part on dividends paid by our subsidiaries for our cash needs, including our operating expenses and additional investment opportunities. The payment of dividends from subsidiaries in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our PRC subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our short-term and long-term bank borrowings, capital expenditures and cash requirements for potential investments.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

We made capital expenditures of $751.0 million, $127.7 million and $10.6 million in 2021, 2020 and 2019, respectively. As of December 31, 2021, our commitments related to capital expenditures of approximately $34.0 million were primarily for the construction of vaccine production facilities for pipeline products. We will finance such commitments through cash generated from operations.

C.	Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D.	Trend Information

The COVID-19 pandemic has created a sudden surge in material used in COVID-19 vaccines. Because of the significant uncertainties surrounding the COVID-19 pandemic, the demand for our COVID-19 vaccine and related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information- D. Risk Factors” of this annual report.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Revenue from Contracts with Customers

Revenue is recognized at a point in time when performance obligation is satisfied where control of promised goods is transferred to our customers in an amount of consideration of which we expect to be entitled to in exchange for the goods, and we can reasonably estimate return provisions for the goods.

Product return provisions are estimated based on historical return and exchange data as well as inventory levels and remaining shelf lives of the products in distribution channels.

As of December 31, 2021, sales return provision for our vaccine products was $33.7 million, compared to $12.1 million as of December 31, 2020. Sales return provision as a percentage of sales was 0.2% and 2.4% in 2021 and 2020, respectively.

For the year ended December 31, 2021, we did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

We do not have contract assets since revenue is recognized as control of goods is transferred. Contract liabilities consist of advance payments from customers. Contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue on the consolidated balance sheets.

For the year ended December 31, 2021, we recognized sales of $352.8 million related to contract liabilities as of January 1, 2021.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2021 was $9.1 million, compared to $6.7 million as of December 31, 2020. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $3.0 million for the year ended December 31, 2021 as compared with a provision of $2.6 million for the year ended December 31, 2020.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive, influenza, Mumps, Varicella, CoronaVac, PPV and sIPV products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2021, 2020 and 2019 was $70.1 million, $5.8 million and $0.6 million, respectively.

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

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We did not record any impairment charges on long-lived assets in 2021, 2020 and 2019.

Income Tax Valuation Allowance

In 2021, we recorded $52.0 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

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

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early adoption is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial adoption and new transactions that are entered into after the date of initial adoption or retrospectively to those transactions. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	58	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3)	61	Independent Director
Yuk Lam Lo(1) (2) (3)	72	Independent Director
Kenneth Lee(2) (3)	54	Independent Director
Meng Mei(1) (2) (3)	67	Independent Director
Shan Fu(3)	55	Independent Director
Nan Wang	55	Chief Financial Officer, Vice President
Qiang Gao	45	Chief Operating Officer, Vice President
Guang (Helen) Yang	42	Chief Business Officer
Jing Li	48	Vice President, Quality and Production

(1)	Member of the audit committee.
(2)	Member of the corporate governance and nominating committee.
(3)	Member of the compensation committee.

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

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. Currently Mr. Lo is serving as the Founding President of HK Bio-Med Innotech Association. He is also the Honorary Founding Chairman of Hong Kong Biotechnology Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is also the Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been served as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In Mainland China, Mr. Lo is a member of Chinese People’s Political Consultative Conference in Jilin Province. He was also a consultant of the Centre for Disease Control and Prevention of China. In recognition of his leadership in the community and dedication to his field, Mr. Lo has received many awards, such as the “Pericles International Prize” in 2019. He is the second Asian and the first person from Hong Kong to be awarded the Prize since it was founded in 1986. In 2020, Mr. Lo was awarded the Bronze Bauhinia Star from the HKSAR government for his outstanding services over the past decades. In the business sector, Mr. Lo is the Chairman of

GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hongsen Investment Management Limited. As at the date of this annual report, Mr. Lo holds directorships in the following listed companies: He is an Independent Non-executive Director of Luye Pharma Group Limited (2186.HK) and an Independent Non-executive Director of Zhaoke Ophthalmology Limited (06622.HK).

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of the compensation committee and corporate governance and nominating committee. He has more than 20 years of experience across private equity investments, corporate finance, and business development in China. Mr. Lee was a partner at SAIF Partners. Mr. Lee graduated from Amherst College.

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

Mr. Shan Fu has served as an independent director since July 2018, when he was appointed as a director by the PIPE Investors in connection with the PIPE transaction described above. Mr. Fu is a member of compensation committees. Mr. Fu is a Managing Partner at Vivo Capital. Vivo Capital is a healthcare focused investment firm formed in 1996 with almost $7 billion under management. Prior to joining Vivo in 2013, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office. Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council. Mr. Fu is currently a director on the boards of 11 biotech companies.

Ms. Nan Wang has served as our chief financial officer since June 2013. Ms. Wang served as the vice president of Sinovac Beijing from 2001 and the board director since 2009. Ms. Wang oversaw business development, investment and clinical research. Ms. Wang also served as the first general manager of Sinovac Dalian since establishment of this company. During her 20 years of service, Ms. Wang was responsible for our business development, investment and clinical research. She has been actively promoted our foreign cooperation, leading domestic and international cooperation negotiations on a number of projects including equity, technology and market, and successfully achieving a number of foreign cooperation. Ms. Wang has led clinical research on many important projects including SARS vaccine (phase I), inactivated H5N1 influenza (avian flu) vaccine, influenza, H1N1 influenza vaccine and EV71 vaccine (Vero Cell), inactivated, and has actively promoted the listing of new products. Ms. Wang received her bachelor’s degree in biology from Peking University and her master’s degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

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

Ms. Guang (Helen) Yang has served as our Chief Business Officer since April 2021. Ms. Yang is a key member of our executive team and is responsible for our worldwide strategic development. Ms. Yang joined Sinovac Beijing in 2003 and has nearly 20 years of experience in human vaccine industry. Ms. Yang is currently in charge of our global sales and marketing management, focusing on global marketing commercial strategy layout, development, transformation, building and upgrading our marketing commercial network and system. She is committed to continuously ramping up our marketing business and commercial capabilities, promoting and strengthening our global brand influence. Under her leadership, our products and services have benefited more than 60 countries and regions around the world during the COVID-19 period. In the domestic market, Ms. Yang leads our team to enhance the market positioning capabilities and brand influence recognition in China's vaccine industry. Ms. Yang obtained her MBA with outstanding graduate results from Peking University & Vlerick Leuven Gent Management School, Belgium in 2011. She received her master’s degree of science (Hons) in ISMA International Securities Investment and Banking from the University of Reading, United Kingdom in 2003 and her bachelor’s degree in economics (Hons) from China Agricultural University and University of Colorado Denver International School in 2002.

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

For 2021, we paid and accrued aggregate compensation of approximately $48.7 million to our directors and executive officers.

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

EMPLOYMENT AGREEMENTS: NON-DISCLOSURE, NON-COMPETITION AND PROPRIETARY INFORMATION AGREEMENT

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

The bonus plan of the executive officers is made based on our annual performance in different functions and the respective key result areas of these functional teams. Each executive officer’s bonus is determined based on the key corporate development objectives and key performance index set by the compensation committee and approved by the board at the beginning of the year. The bonus plan is approved by the board.

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. As of December 31, 2021, an aggregate of 42,800 shares, consisting of 42,800 shares under the 2003 Stock Option Plan and no shares under the 2012 Share Incentive Plans, are still available for any future grant of incentive awards under the two share incentive plans. The following tables summarize, as of December 31, 2021, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2012 Share Incentive Plan.

Name	Number of Options	Exercise Price($/Share)	Grant Date	Expiration Date
Weidong Yin	—	4.98	May 1, 2015	April 30, 2023
Simon Anderson	40,000	4.98	May 1, 2015	April 30, 2023
Yuk Lam Lo	40,000	4.98	May 1, 2015	April 30, 2023
Meng Mei	10,000	4.98	May 1, 2015	April 30, 2023
Kenneth Lee	40,000	4.98	May 1, 2015	April 30, 2023
Nan Wang	—	4.98	May 1, 2015	April 30, 2023
Qiang Gao	—	4.98	May 1, 2015	April 30, 2023
Guang Yang	—	4.98	May 1, 2015	April 30, 2023
Jing Li	—	4.98	May 1, 2015	April 30, 2023
Others as a group	42,500	4.98	May 1, 2015	April 30, 2023
Subtotal	172,500

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

•

Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2021 an aggregate of 4,699,700 common shares have been issued pursuant to options issued under the 2003 Plan.

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

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2021, 3,073,700 common shares were issued under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

•       Types of Awards. The types of awards we may grant under the plan include the options to purchase our common shares at a specified price and in a specified period determined by our board. Under the 2012 Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by our board of directors.

•       Eligibility. We may grant awards to the directors, officers, advisors and employees of us and our wholly owned subsidiaries and any entity which may thereafter be established.

•       Plan Administration. Our board of directors will administer the 2012 Plan. The board will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

•       Award Agreement. Awards granted under the plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. The award agreement should be signed by the employee and a director or an officer of us. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

•      Vesting. The 2012 Plan provides that the administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to the terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right exercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.

•       Exercise Price and Term of Awards. The exercise price per share of options granted under the 2012 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed ten years. However, in the case where our incentive option is granted to an individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of our shares, the price granted shall not be less than 110% of the fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

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

•      Transfer Restrictions. The awards granted under the 2012 Plan may not be sold, pledged, assigned or transferred other than by will or the laws of descent and distribution or, subject to the consent of the plan administrator, as required under the applicable laws.

•      Amendments or Termination. The 2012 Plan provides that in the event of any changes affecting our common shares or our share price, the plan administrator can make proportional and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan will expire and no further awards may be granted after the tenth anniversary of the date the plan was adopted.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix (As of April 29, 2022)
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity
	Female	Male	Non-binary	Did Not Disclose Gender
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ	0
Did Not Disclose Demographic Background	0
Directors who are Jewish People	0
Directors with Disabilities	0

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until a successor is elected at the next annual shareholders’ meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

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

In 2021, our audit committee held meetings or passed resolutions by unanimous written consent three times.

Compensation Committee

Our compensation committee consists of Messrs. Meng Mei, Simon Anderson, Yuk Lam Lo, Kenneth Lee and Shan Fu, and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Securities Exchange Act of 1934. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2021, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consist of Messrs. Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei, and is chaired by Mr. Yuk Lam Lo, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2021, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

As of December 31, 2021, 2020 and 2019, we had 4,281, 1,959 and 910 full-time employees, respectively. Of our workforce as of December 31, 2021, about 528 employees are primarily engaged in research and development, 150 employees are engaged in sales and marketing, 3,286 employees in production related and 317 employees in administration. As of December 31, 2021, we have a total of 1,224 temporary employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2022, by:

•	each of our directors and executive officers; and
•	each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 71,724,902 common shares outstanding as of March 31, 2022 before taking into account the issuance of the Exchange Shares in the Exchange and 114,133,056 shares, including 99,502,243 common shares and 14,630,813 Series B Preferred Shares, after taking into account the issuance of the Exchange Shares in the Exchange. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Additionally, for purposes of this item, share counts and calculations in the table below do not reflect the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange.

	before issuance of the Exchange Shares		after issuance of the Exchange Shares
	Number	%	Number	%
Directors and Executive Officers:
Weidong Yin	6,359,500	8.87	12,569,000	11.01
Simon Anderson	*	*	*	*
Yuk Lam Lo	*	*	*	*
Meng Mei	*	*	*	*
Kenneth Lee	*	*	*	*
Shan Fu	—	—	—	-
Nan Wang	*	*	*	*
Guang (Helen) Yang	*	*	*	*
Qiang Gao	*	*	*	*
Jing Li	*	*	*	*
All directors and executive officers as a group	7,536,847	10.51	14,599,714	12.79
Principal Shareholders
SAIF Partners IV(1)	10,780,820	15.03	21,561,640	18.89
Prime Success, L.P.(2)	5,900,000	8.23	11,800,000	10.34
Vivo Capital(3)	5,900,000	8.23	11,800,000	10.34
CDH Utopia Limited(4)	6,000,000	8.37	6,000,000	5.26
1Globe Capital LLC(5)	3,353,092	4.67	3,353,092	2.94
Total share outstanding	71,724,902	100.00	114,133,056	100.00

*	Less than 1% of our common shares.
(1)	According to the Amendment No. 6 to Schedule 13D filed with the SEC on June 27, 2017 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.
(2)	According to the Schedule 13G filed with the SEC on July 10, 2018 by Prime Success, L.P., Green Vision Partners Limited and Advantech Capital Partners Ltd.
(3)	According to the Amendment No. 2 to Schedule 13D filed with the SEC on August 27, 2018 by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC.
(4)	According to the Schedule 13D filed with the SEC on December 22, 2020 by CDH Utopia Limited, CDH Fund VI, L.P., CDH VI Holdings Company Limited and CDH Griffin Holdings Company Limited.
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

As of December 31, 2018, 71,139,402 of common shares were issued and outstanding. On February 22, 2019, 27,777,341 of Sinovac Antigua’s common shares and 14,630,813 of Sinovac Antigua’s Series B preferred shares were issued into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange. As described below under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, courts in Antigua and Delaware have enjoined the Company from issuing Exchange Shares from the Trust until final resolution of such matters. Taking into account issuance of the Exchange Shares, immediately following such issuance, 98,918,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. As of December 31, 2021, 99,502,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. Approximately 89% of the aggregate total of common shares and Series B Preferred Shares issued and outstanding were held by the record shareholders in the United States.

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

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Lo and only pay our share of the utilities and property management fees, which totaled $4,877, $3,998 and $10,267 in 2021, 2020 and 2019, respectively.

Loan from a non-controlling shareholder

We have two loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of RMB 40 million.  RMB 10 million was borrowed in September 2019 and is due on September 19, 2022. RMB 30 million was borrowed in August 2020 and is due on August 9, 2023. These two loans are unsecured, bearing interest at 6.5% per year and payable monthly.

Transactions with other related parties

We entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB 1.4 million. The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from RMB 0.5 million to RMB 1.4 million per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of RMB 2.0 million. The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac LS’ business in research and development activities for an annual lease payment of RMB 1.0 million. The lease commenced on September 30, 2010 and has an initial term of five years.

On April 8, 2013, we entered into four supplemental agreements with SinoBioway, under which the expiration date of all operating lease agreements was extended to April 7, 2033.

In 2019, we entered into an operating lease agreement with Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 sq.m. with an annual rent amounted RMB0.3 million. The lease commenced on January 1, 2019 and had a term of five years. On June 30, 2019, the lease agreement was amended. The term of the lease was changed to from July 1, 2019 to December 31, 2024, and the annual rent was changed to RMB0.2 million as the space of the leased refrigeration storage was reduced to 1,000 sq.m. In 2019, we also entered into a management service agreement with Dalian Jin Gang Group, pursuant to which it provided us with management service related to the operating lease agreement with an annual management service fee of RMB100,000. The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to RMB44,000.

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

DOJ and SEC Investigations and NASDAQ Inquiry

The Beijing People’s Court issued five judgments in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in NMPA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, our chairman, president and chief executive officer. It was asserted in the judgments that Mr. Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of RMB 550,000 between 2002 and 2011. Mr. Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To our knowledge, the Chinese authorities have not commenced any legal proceedings or government inquiries against Mr. Yin. In December 2016, our audit committee authorized the commencement of an internal investigation into the allegations made in the judgments. The audit committee engaged Latham & Watkins LLP as independent counsel to assist with the investigation.

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

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe’s appeal of the Antigua Judgment. The Antigua litigation is ongoing, see “– Antigua Litigation” below, and therefore the Delaware Chancery Court action remains stayed.

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac Antigua and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac Antigua removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac Antigua filed a motion to dismiss Heng Ren’s claims. In July 2021, Sinovac moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On

March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim.  Sinovac is presently appealing the denial to the United States Court of Appeals for the First Circuit and has answered the complaint.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. We attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council.

As such, the final appeal is ongoing as of the date of this annual report. We cannot predict or estimate an outcome or economic burden for this case at this time.

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

PRC Litigation

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Beijing Fourth Court. The complaint sought to hold the defendants jointly and severally liable for the torts they committed during an attempt of the defendants to take physical control of our facility in Shangdi site in Beijing on April 17, 2018. Later, Sinovac Hong Kong made an application to the court to add Sinovac Beijing as a third party to participate in the proceedings. The court has granted an order, permitting Sinovac Beijing to participate in the proceedings as a third party. At the hearing held on July 2, 2019, Sinovac Hong Kong, the defendants and Sinovac Beijing cross-examined the evidences submitted by each party. Based on the result of the cross-examination, the court declared that an independent evaluation firm shall be engaged by both the defendants and Sinovac Hong Kong to evaluate the losses and damages sustained by Sinovac Beijing as the result of the actions taken by the defendants on April 17, 2019. An independent evaluation firm was selected by the court and the evaluation was conducted accordingly. On September 17, 2020, the Fourth Intermediate People’s Court of Beijing issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB 15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality. The Higher People’s Court of Beijing Municipality held a hearing in September 2021. This case is pending the verdict or ruling of the Higher People’s Court of Beijing Municipality.

On September 13, 2018, Sinovac Beijing filed a complaint against Mr. Aihua Pan in the Haidian District Court of Beijing (the “Haidian Court”). The complaint sought to request Mr. Pan return a business license of Sinovac Beijing which was reissued by the Haidian Branch of Beijing Administration for Industry and Commerce on May 10, 2018 based on the false reporting made by Mr. Pan and the seals of Sinovac Beijing which are forged by Mr. Pan. Sinovac Beijing filed a preservation application to the court. The court supported Sinovac Beijing’s preservation application and prohibited Mr. Pan from using or authorizing others to use the above-mentioned license and seals during the case hearing. The court held a preliminary and brief hearing on November 18, 2019. At the hearing, the court has decided and declared to suspend the proceedings until the final verdict of the September 5 Board Resolution Case (as described below) is given by the Beijing Fourth Court. On November 30, 2021, Sinovac settled the litigation with Mr. Aihua Pan. With the settlement, Mr. Pan has returned the business license and the seals of Sinovac Beijing to Sinovac Beijing, and Sinovac Beijing has withdrawn its claims with the Haidian Court.

On October 8, 2018, the Company also became aware that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Haidian District of Beijing (“Haidian AIC”) to change the directors of Sinovac Beijing from Mr. Weidong Yin, Ms. Nan Wang and Mr. Dawei Mao to Mr. Jianzeng Cao, Mr. Pengfei Li and Ms. Xiaomin Yang. Mr. Yin and Ms. Wang filed an objection to such unlawful change with the Haidian AIC. On March 19, 2020, Haidian AIC issued an official decision (“AIC Decision”) declaring that (i) the unauthorized documents are forged and fake documents; (ii) the filing of change of directors made based on the forged documents is null and void; (iii) the unlawful filing to change the said directors will be removed and (iv) the registration of directors of Sinovac Beijing will be restored. The parties of material interest in the AIC Decision may raise objection or file a lawsuit within 60 days. No one had filed the objection or lawsuit against the AIC Decision within 60 days thereof.

On December 24, 2018, Sinobioway Medicine filed a complaint against Sinovac Beijing in the Haidian Court. The complaint sought a declaration that all the board resolutions dated September 5, 2018, including the composition of the board, the appointment of the senior managers and the management of the corporate seals, are invalid (“September 5 Board Resolution Case”). Sinovac Hong Kong has filed an application for adding itself as the third party in this lawsuit. The court decided to accept its application. As a result of Sinovac Hong Kong, which is deemed as a foreign entity under the PRC Civil Procedural Law, participating in the litigation, the Haidian Court does not have the jurisdiction over the case and has transferred the case to the Beijing Fourth Court. In January 2020, the Beijing Fourth Court requested all the participants in the litigation to submit evidence. Both Sinovac Beijing and Sinovac Hong Kong submitted all the valid evidence to the court in February and March 2020. Then, Sinobioway Medicine filed a request to the Beijing Fourth Court to voluntarily withdrew the case on November 2, 2020. The Beijing Fourth Court supported such voluntary withdrawal and made a ruling to dismiss the case on November 6, 2020.

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
On November 15, 2021, Sinobioway Medicine filed a complaint against Sinovac Beijing and Sinovac Hong Kong in Beijing Fourth Court. The complaint sought to dissolve and liquidate Sinovac Beijing with the argument that the board of directors of Sinovac Beijing has been unable to function for the benefit of the company and the two shareholders of Sinovac Beijing have gotten into a deadlock. Beijing Fourth Court has not yet arranged the evidence exchange and court hearings. The case is pending further notice and arrangement from Beijing Fourth Court.

In November 2021, Sinobioway Medicine filed a complaint against Sinovac LS, Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with the Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. Beijing Fourth Court has not yet decided when to have the first hearing. The case is pending further notice and arrangement from Beijing Fourth Court.

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

We are a holding company, and we rely on the dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the regulations in China, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Our PRC subsidiaries are required to set aside, at the discretion of their respective board of directors, a portion of its after-tax profits to their employee welfare and bonus funds.

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months and meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC), or otherwise at 10%. Prior to May 2012, whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our PRC subsidiaries is subject to the approval of the PRC tax authorities. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income attributable to the shareholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The preferential dividend withholding tax rate expired in 2014. Subsequent to May 2012, the preferential dividend withholding tax rate no longer needed to be approved by the PRC tax authorities, instead companies can apply the 5% rate if a self-assessment determined the recipient of the PRC-sourced income qualify for the preferential rate. However, such self-assessment could be overturned upon an inspection by the PRC tax authorities. We have assessed Sinovac Hong Kong meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC, and determined the preferential dividend withholding tax rate of 5% is applicable to Sinovac Hong Kong.

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

Dividends: Rights to Share Profits

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the International Business Corporations Act. For example, under the International Business Corporations Act, a company shall not declare or pay a dividend if this would result in the company’s inability to pay its liabilities as they become due or the realizable value of the company’s assets less than the aggregate of its liabilities and stated capital of all class. In addition, a company shall not pay a dividend out of unrealized profits.

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

General Meetings of Shareholders

We must hold an annual shareholders’ meeting every year. The meeting must take place within Antigua and Barbuda at a place and time prescribed by our board of directors. As it relates to a special shareholders’ meeting, the board of directors may, whenever it thinks fit, convene a special shareholders’ meeting. Our board of directors shall also on the requisition of the holders of not less than one-twentieth of our issued share capital proceed to convene a special shareholders’ meeting. No business shall be transacted at any shareholders’ meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Shareholders present in person or by proxy representing a majority of our shares shall constitute a quorum. All meetings shall be chaired by a director appointed by our board of directors to act as the chairman. Minutes of the proceedings of every annual shareholders’ meeting shall be kept, and shall be signed by the chairman of the same meeting, or by the chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceedings and of the proper election of the chairman.

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

Rights Agreement

In March 2016, we adopted the Rights Agreement that provides for the issuance of one Right for each of our outstanding common shares. In February 2019, we amended and restated the Rights Agreement that provides for the issuance of one Right for each of our outstanding common shares or Series B Preferred Shares. In February 2020, 2021 and 2022, we further amended the amended and restated Rights Agreement to extend its term until February 2023. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of our common shares and Series B Preferred Shares on terms not approved by our board of directors.

Rights agreements are allowable under Delaware law. Additionally, as discussed above, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision was announced by the Court of Appeal on December 9, 2021, upholding the Antigua Judgment in each point. On April 19, 2022, 1Globe applied to the Privy Council for permission to appeal the determination in the Antigua Judgment that the Rights Agreement is valid under Antigua law.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our common shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, in each case, in effect or, in some cases, proposed as of the date of this annual report. All of the foregoing authorities are subject to differing interpretations or change, which change could apply retroactively and could affect the tax consequences described below. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service regarding the matters discussed below. There can be no assurance the U.S. Internal Revenue Service or a court will not take a contrary position to that discussed below regarding the U.S. federal tax consequences of the purchase, ownership, and disposition of our common shares. The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances or to holders subject to particular rules, including:

•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of tax accounting;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	tax-exempt entities;
•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our stock by vote or value;
•	persons that hold our common shares through a permanent establishment or fixed base outside the United States;
•	partnerships or other pass-through entities, or persons holding our common shares through such entities; or
•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

U.S. Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit you from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties.  Accordingly, a U.S. Holder that is not eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”) should consult its tax advisor regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the common shares.  Accordingly, the discussions below with respect to foreign tax credits does not apply to U.S. Holders in this situation.

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions we make to you with respect to our common shares generally will be includible in your gross income in the year received as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

The amount of any dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) our common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our common shares. There can be no assurance our common shares will continue to be readily tradable on an established securities market in the future. Consequently, there can be no assurance dividends paid on our common shares will continue to qualify for the reduced tax rates. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the Treaty. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

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

Any gain or loss you recognize on a disposition of our common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the Treaty (see “Item 10. Additional Information — E. Taxation — PRC Taxation”) may elect to treat the gain as PRC source income under the Treaty. The Foreign Tax Credit Regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of common shares if you do not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gain may either be deductible or reduce the amount realized on the disposition. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year.

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our earnings per share and number of outstanding shares, and a comparison of such earnings per share to the earnings per share of certain other companies in industries similar to ours and that have shares listed on a U.S. stock exchange. We cannot provide any assurances that the actual value of our shares is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which you hold our common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold our common shares, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

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

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose satisfying this requirement will be disregarded. Our common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded (which, presently, they may not be, due to the current suspension of trading on our shares), and you are a holder of common shares, we expect the mark-to-market election would be available to you if we are or become a PFIC. There can be no assurance the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Once made, the election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the common shares cease to be marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common shares.

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

Foreign Exchange Risk

Majority of our revenues and most of our costs and our expenses are denominated in renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars from international sales. Furthermore, the renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Sweden and United Kingdom may be affected by fluctuations in the value of renminbi against the currencies of those countries. We also incur professional, investor relations, director compensation and miscellaneous fees related to our operations as a public company that are denominated in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China's foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2021 into renminbi at the noon buying rate of $1.00 for RMB6.3726 as of December 30, 2021, such a cash balance would have been RMB6.37 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB63,726 as of December 31, 2021.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand deposits, term deposits, and other investments placed with financial institutions. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding loans was 5.64%, 4.84% and 5.09% for the years ended December 31, 2021, 2020 and 2019. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $158 based on our outstanding indebtedness as of December 31, 2021.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent our maximum exposure. We place our cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. Our customers are mainly various government agencies. For the year ended December 31, 2020, our largest customer accounted for 11% of our total revenue, and no single customer accounted for more than 10% of the total sales for the year ended December 31, 2021 and 2019. As of December 31, 2021, three customers had account receivable balance exceeding 10% of total accounts receivable. To manage credit risk, we perform ongoing credit evaluations of customers’ financial condition.

ITEM 12.	Description of Securities other than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

With respect to the preferred share purchase right, see Form 8-A, Amendment No. 1 to Form 8-A Amendment No. 2 to Form 8-A and Amendment No. 3 to Form 8-A (file no. 001-32371) which we filed with the Securities and Exchange Commission on February 22, 2019, February 21, 2020, February 22, 2021 and February 22, 2022, respectively.

A.	Other Securities.

Not applicable.

B.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted the Rights Agreement. In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of aggregate total of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a Series C Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020 and 2021, we further amended the amended and restated Rights Agreement to extend its term until February 2022. In February 2022, we further amended the amended and restated Rights Agreement to extend its term until February 2023.

On February 18, 2019, after reviewing the judgment of the Antigua Court of December 19, 2018 and considering all additional facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under Sinovac Antigua’s Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void. Pursuant to the Rights Agreement, the board of directors elected to exchange each valid and outstanding Right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for an Exchange Share. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order restraining Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court. In January 2022, the Court of Appeal extended the order until the conclusion of any appeal to the Privy Council. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, at which the Court of Appeal refused 1Globe’s application to take the issue of the validity of the Rights Agreement to the Privy Council, but granted leave to appeal on certain other grounds. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council.

The Delaware litigation is stayed pending the resolution of the litigation in Antigua. The Delaware Court’s status quo order prevents us from distributing Exchange Shares to any shareholders or otherwise taking any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order, which we anticipate will resume following the conclusion of the Antigua litigation.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Grant Thornton, an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Grant Thornton, our independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-5 of this annual report.

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

Marcum Bernstein & Pinchuk LLP (“MBP”) audited our financial statements for the year ended December 31, 2020. We changed our independent auditor for the year ended December 31, 2021 from MBP to Grant Thornton. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton and MBP, for the periods indicated below.

	2021	2020
Audit fees(1)	$0.8 million	$0.9 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

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

On October 14, 2021, we appointed Grant Thornton to perform an integrated audit of our consolidated balance sheet as of December 31, 2021 and the related consolidated statement of comprehensive income, shareholders’ equity and cash flows for the year then ended, which includes an audit of effectiveness of our internal control over financial reporting as of December 31, 2021. The decision to appoint a new auditor was unanimously approved by our audit committee.

The change was not made due to any disagreements with MBP. MBP’s audit reports on our consolidated financial statements for the years ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through October 14, 2021, there have been no (i) disagreements between us and MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of MBP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided a copy of the above statements to MBP and requested that MBP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from MBP addressed to the SEC, dated April 29, 2022, is filed as Exhibit 15.3.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Grant Thornton, neither we nor anyone on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with MBP or a reportable event.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Grant Thornton, we have not obtained any written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We did not have an annual meeting of shareholders in 2021 and 2020. Dentons, our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Global Select Market certifying that our current practice relating to the annual meeting of shareholders will not breach our Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

1.2

Certificate of Designations of Series A Junior Participating Preferred Shares (incorporated by reference to Exhibit A to Exhibit 4.1 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 29, 2016)

1.3

Certificate of Designations of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form 8-A (file no. 000-29031) filed with the Securities and Exchange Commission on February 22, 2019)

1.4

Certificate of Designations of Series C Junior Participating Preferred Shares (incorporated by reference to Exhibit 99.7 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

2.1

Specimen of Common Share Certificate (incorporated by reference to Exhibit 2.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

2.2

Specimen of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

2.3

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

4.1

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.5

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.6

Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.7

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.8

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.9

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.10

Form of Employment Agreement between the Registrant and Officers (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 11, 2018)

4.11

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.12

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.13

Form of Director Indemnification Agreements (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.14

Securities Purchase Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.15

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.16

Shareholders Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.17

Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.18

Trust Agreement dated as of February 20, 2019 between Sinovac Biotech Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.19

Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.20

Amendment to Amended and Restated Rights Agreement, dated as of February 19, 2020, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 21, 2020)

4.21

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2021, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2021)

4.22

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2022, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2022)

4.23

Shareholders’ Agreement dated December 4, 2020 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

8.1*	List of Subsidiaries
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP
15.2*	Consent of Grant Thornton
15.3*	Letter dated as of April 29, 2022 from Marcum Bernstein & Pinchuk LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 29, 2022

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. and subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 29, 2022, expressed an unqualified opinion.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Ongoing litigation

Description of the Matter

As described further in Note 17(c) and Note 21 to the financial statements, there is a series of ongoing litigation between the Company and 1Globe, and certain other minority shareholders. The final appeal is ongoing as of the date of this annual report. The Company cannot predict or estimate an outcome or economic burden for this litigation at this time.

The principal considerations for our determination that this litigation is a critical audit matter relate to the material disclosure of contingencies and the calculation of earnings per share which involves subjective and complex auditor judgement on uncertainty of the outstanding shares in determining the weighted average number of shares to use in the calculation.

How we Addressed the Matter in Our Audit

Our audit procedures related to the CAM included the following, amongst others:

•

Obtained an understanding, and evaluated the design and tested the operating effectiveness of management controls over review of ongoing litigation and assessment of the impact to financial reporting and disclosure.

•	Obtained an understanding of the status of litigation from management and read the relevant litigation related documents.

•	Obtained written confirmation from the Company’s legal counsel to confirm the status of the litigation.
•	Obtained the list of legal service fees and verified relevant contracts for legal services provided to the Company.
•	Checked subsequent litigation events through inquiry of management and confirmation with the Company’s legal counsel.
•	Evaluated relevant disclosures in the financial statements.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2021.

Beijing, China

April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Sinovac Biotech Ltd. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2021, and our report dated April 29, 2022 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ GRANT THORNTON

Beijing, China

April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor from 2019 to 2021.

Beijing, China

April 22, 2021

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2021 and 2020

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$11,608,855	$1,041,008
Restricted cash (note 3)	10,905	9,196
Short-term investments (note 4)	1,806,449	135,248
Accounts receivable – net (note 5)	952,402	253,487
Inventories (note 6)	375,511	105,813
Prepaid expenses and deposits	160,987	15,541
Total current assets	14,915,109	1,560,293
Property, plant and equipment – net (note 7)	903,298	200,371
Prepaid land lease payments (note 8)	39,730	8,247
Intangible assets - net (note 9)	1,480	1,474
Long-term prepaid expenses (note 12(b))	25	25
Long-term investments (note 4)	655,835	-
Prepayments for acquisition of equipment	65,290	20,192
Deferred tax assets (note 14)	52,031	26,891
Right-of-use assets (notes 10 and 12(b))	115,376	83,833
Total assets	$16,748,174	$1,901,326
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans (note 11)	$3,099	$32,941
Loan from a non-controlling shareholder (note 12 (a))	1,582	6,155
Accounts payable and accrued liabilities (note 13)	1,020,651	211,428
Income tax payable	1,267,504	35,262
Deferred revenue (note 15)	79,941	364,005
Deferred government grants (note 16)	12,559	15,159
Dividend payable (note 18)	17,125	11,143
Lease liability (notes 10 and 12(b))	10,385	3,517
Total current liabilities	2,412,846	679,610
Deferred government grants (note 16)	4,870	4,229
Long-term bank loans (note 11)	12,668	2,155
Deferred tax liability	324,164	2,724
Loan from a non-controlling shareholder (note 12 (a))	4,708	6,130
Lease liability (notes 10 and 12(b))	112,465	85,488
Other non-current liabilities (note 14)	444	865
Total long-term liabilities	459,319	101,591
Total liabilities	2,872,165	781,201
Commitments and contingencies (notes 17 and 23)
EQUITY
Preferred stock (note 18)	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813, including 14,630,813 held in trust (2020 – 14,630,813, 14,630,813)
Common stock (note 18)	100	99
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,502,243, including 27,777,341 held in trust (2020 – 99,294,743, 27,777,341)
Additional paid-in capital	547,691	538,924
Subscriptions receivable	(7,109)	(7,109)
Accumulated other comprehensive income	130,622	19,925
Statutory surplus reserves (note 20)	1,514,297	50,377
Accumulated earnings	7,141,819	144,241
Total shareholders' equity	9,327,435	746,472
Non-controlling interests	4,548,574	373,653
Total equity	13,876,009	1,120,125
Total liabilities and equity	$16,748,174	$1,901,326

 The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2021	2020	2019
Sales (note 22)	$19,374,904	$510,624	$246,053
Cost of sales	1,072,221	67,180	32,469
Gross profit	18,302,683	443,444	213,584
Selling, general and administrative expenses (including rent expenses incurred to a related party of 2021 - $851, 2020 - $798, 2019 - $811) (note 12(b))	591,167	176,534	121,468
Provision (recovery) for doubtful accounts	2,967	2,640	(306)
Research and development expenses	155,040	48,760	24,254
Loss on disposal of property, plant and equipment (note 7)	977	163	294
Government grants recognized in income	(725)	(297)	(688)
Total operating expenses	749,426	227,800	145,022
Operating income	17,553,257	215,644	68,562
Interest and financing expenses – (including interest expenses incurred to a related party, 2021 - $916, 2020 - $663, 2019 - $455) (note 12(a))	(2,836)	(1,453)	(650)
Interest income	102,568	1,930	1,996
Other income (expense), net	(89,948)	496	912
Income before income taxes	17,563,041	216,617	70,820
Income tax expense (note 14)	(3,104,130)	(31,438)	(5,605)
Net income	14,458,911	185,179	65,215
Less: Income attributable to non-controlling interests	(5,991,431)	(74,810)	(20,286)
Net income attributable to shareholders of Sinovac	8,467,480	110,369	44,929
Preferred stock dividends	(5,982)	(6,015)	(5,128)
Net income attributable to common shareholders of Sinovac	$8,461,498	$104,354	$39,801
Net income	14,458,911	185,179	65,215
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	193,098	32,328	(2,827)
Comprehensive income	14,652,009	217,507	62,388
Less: comprehensive income attributable to non-controlling interests	(6,073,832)	(82,892)	(19,681)
Comprehensive income attributable to shareholders of Sinovac	8,578,177	134,615	42,707
Earnings per share (note 21)
Basic net income per share	85.20	1.06	0.42
Diluted net income per share	74.27	0.97	0.41
Weighted average number of shares of common stock outstanding
– Basic	99,311,551	98,897,345	94,876,946
– Diluted	114,005,983	113,662,362	109,691,959

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. dollars, expect number of shares data)

					Additional	Accumulated other comprehensive loss (foreign currency	Statutory		Total	Non-
	Common stock		Preferred stock		paid-in	translation	surplus	Accumulated	shareholders’	controlling	Total
	Shares	Amount	Shares	Amount	capital	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2018	71,139,402	$71	—	$—	$204,998	$(2,099)	$26,643	$23,820	$253,433	$38,495	$291,928
Share-based compensation (note 19)	—	—	—	—	3,003	—	—	—	3,003	—	3,003
Exercise of stock options (note 18)	13,500	—	—	—	4	—	—	—	4	—	4
Cancellation of outstanding shares (note 19)	(27,000)	—	—	—	—	—	—	—	—	—	—
Issuance of new shares (note 18)	27,777,341	28	14,630,813	15	(43)	—	—	—	—	—	—
Dividend accrued (note 18)	—	—	—	—	—	—	—	(5,128)	(5,128)	—	(5,128)
Other comprehensive loss
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	(605)	(605)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	—	—	(2,222)	—	—	(2,222)	—	(2,222)
Net income for the year
- Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	20,286	20,286
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	44,929	44,929	—	44,929
- Transfer to statutory surplus reserves (note 20)	—	—	—	—	—	—	6,890	(6,890)	—	—	—
Balance, December 31, 2019	98,903,243	$99	$14,630,813	$15	$207,962	$(4,321)	$33,533	$56,731	$294,019	$58,176	$352,195

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. dollars, expect number of shares data)

							Accumulated other comprehensive income (loss) (foreign
	Common stock		Preferred stock		Additional paid-in	Subscription	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2019	98,903,243	$99	14,630,813	$15	$207,962	$—	$(4,321)	$33,533	$56,731	$294,019	$58,176	$352,195
Share-based compensation (note 19)	—	—	—	—	10,203	—	—	—	—	10,203	—	10,203
Exercise of stock options (note 19)	401,500	—	—	—	9,108	—	—	—	—	9,108	4,891	13,999
Subscriptions receivable	—	—	—	—	—	(7,109)	—	—	—	(7,109)	(4,891)	(12,000)
Cancellation of outstanding shares (note 19)	(10,000)	—	—	—	—	—	—	—	—	—	—	—
Equity transactions of subsidiaries	—	—	—	—	311,651	—	—	—	—	311,651	232,585	544,236
Dividend accrued (note 18)	—	—	—	—	—	—	—	—	(6,015)	(6,015)	—	(6,015)
Other comprehensive Income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	8,082	8,082
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	—	—	—	24,246	—	—	24,246	—	24,246
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	74,810	74,810
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	110,369	110,369	—	110,369
- Transfer to statutory surplus reserves (note 20)	—	—	—	—	—	—	—	16,844	(16,844)	—	—	—
Balance, December 31, 2020	99,294,743	99	14,630,813	15	538,924	(7,109)	19,925	50,377	144,241	746,472	373,653	1,120,125

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. dollars, expect number of shares data)

							Accumulated other comprehensive income (foreign
	Common stock		Preferred stock		Additional paid-in	Subscriptions	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2020	99,294,743	$99	14,630,813	$15	$538,924	$(7,109)	$19,925	$50,377	$144,241	$746,472	$373,653	$1,120,125
Share-based compensation (note 19)	—	—	—	—	7,735	—	—	—	—	7,735	—	7,735
Exercise of stock options (note 18)	207,500	1	—	—	1,032	—	—	—	—	1,033	—	1,033
Dividend accrued and paid (note 18)	—	—	—	—	—	—	—	—	(5,982)	(5,982)	(1,898,911)	(1,904,893)
Other comprehensive income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	82,401	82,401
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	—	—	—	110,697	—	—	110,697	—	110,697
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	5,991,431	5,991,431
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	8,467,480	8,467,480	—	8,467,480
- Transfer to statutory surplus reserves (note 20)	—	—	—	—	—	—	—	1,463,920	(1,463,920)	—	—	—
Balance, December 31, 2021	99,502,243	$100	14,630,813	$15	$547,691	$(7,109)	$130,622	$1,514,297	$7,141,819	$9,327,435	$4,548,574	$13,876,009

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2021	2020	2019
Operating activities
Net Income	$14,458,911	$185,179	$65,215
Adjustments to reconcile net income to net cash provided by operating activities:
- Deferred income taxes (note 14)	265,096	(11,227)	(5,685)
- Share-based compensation (note 19)	7,735	10,203	3,003
- Inventory provision (note 6)	70,133	5,816	651
- Provision (recovery) for doubtful accounts	2,967	2,640	(306)
- Loss on disposal of property, plant and equipment (note 7)	977	163	294
- Depreciation of property, plant and equipment (note 7)	84,446	3,693	4,579
- Amortization of prepaid land lease payments (note 8)	2,203	238	238
- Amortization of intangible assets (note 9)	183	106	—
- Government grants recognized in income	(725)	(297)	(688)
Changes in:
- Accounts receivable	(710,355)	(128,016)	(40,191)
- Inventories	(334,062)	(77,738)	(3,651)
- Income tax payable	1,216,717	31,804	4,904
- Prepaid expenses and deposits	(143,324)	(13,151)	2,645
- Deferred revenue	(288,779)	339,329	2,521
- Accounts payable and accrued liabilities	720,858	131,777	6,793
- Other non-current liabilities	(440)	(1,210)	(1,248)
Net cash provided by operating activities	15,352,541	479,309	39,074
Financing activities
- Proceeds from bank loans	13,511	33,227	2,109
- Repayments of bank loans	(33,436)	(6,041)	(3,305)
- Proceeds from issuance of common stock, net of share issuance costs	1,033	1,999	—
- Dividend paid	(1,875,892)	—	—
- Proceeds from subsidiary's financing	—	541,043	—
- Government grants received (note 16)	4,317	16,521	1,476
- Loan from a non-controlling shareholder (note 12(a))	7,119	10,162	1,457
- Repayments of loan from a non-controlling shareholder (note 12(a))	(13,332)	(4,345)	—
Net cash provided by (used in) financing activities	(1,896,680)	592,566	1,737
Investing activities
- Purchase of short-term investments	(8,826,611)	(201,688)	(50,665)
- Proceeds from redemption of short-term investments	6,567,491	124,562	18,818
- Proceeds from disposal of equipment	172	20	21
- Prepaid land lease payments	(30,986)	—	—
- Acquisition of property, plant and equipment	(719,823)	(127,486)	(10,628)
- Acquisition of intangible assets	(154)	(164)	—
- Purchase of equity investments	(13,663)	—	—
Net cash used in investing activities	(3,023,574)	(204,756)	(42,454)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	137,269	27,207	(649)
Increase (decrease) in cash and cash equivalents and restricted cash	10,569,556	894,326	(2,292)
Cash and cash equivalents and restricted cash, beginning of year	1,050,204	155,878	158,170
Cash and cash equivalents and restricted cash, end of year	$11,619,760	$1,050,204	$155,878
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,799	$1,041	$717
Cash paid for income taxes	$1,487,979	$11,172	$7,307

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). They include the accounts of Sinovac Biotech Ltd., which is incorporated under the laws of Antigua and Barbuda, and its wholly owned or controlled subsidiaries (collectively, the “Company”). All significant intercompany transactions have been eliminated. Details of the Company’s significant subsidiaries are as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2021	Percentage of ownership as of December 31, 2020	Principal activities
Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	International sales and marketing
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Life Sciences Co., Ltd. (“Sinovac LS”) (formerly Sinovac Research & Development Co., Ltd.)	May 2009	PRC	59.24%	59.24%	Research and development, production and sales of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”)	January 2010	PRC	68%	68%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd.	April 2015	PRC	100%	100%	Distribution of vaccine products
Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore")	August 2020	Singapore	100%	100%	International sales and marketing

2.	Significant Accounting Policies
(a)	Use of Estimates

In preparation of the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include provision for product returns, allowance for doubtful accounts, inventory provisions, impairment of long-lived assets, fair value of options granted and related forfeiture rates, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
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

The ending balance of cash and cash equivalents and restricted cash presented in the consolidated statements of cash flows in 2021 is $11,619,760 (2020 - $1,050,204, 2019 - $155,878). It includes $ 11,608,855 cash and cash equivalents (2020 - $ 1,041,008, 2019 - $152,718) and $10,905 restricted cash (2020 - $9,196, 2019 - $3,160) as presented in the consolidated balance sheets
(d)	Investments

Short-term investments

All highly liquid investments with original maturities between three months and one year are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

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

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive (loss) income” on the consolidated balance sheets.

The allowance for credit losses of the held-to-maturity debt securities reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2021 and 2020, the allowance for credit losses provided for the held-to-maturity debt securities held by the Company was nil.

Long-term investments

The Company’s long-term investments consist of equity method investments and held-to-maturity debt investments with original maturities greater than one year.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business and actively pursues past due accounts. On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company estimates an allowance for doubtful accounts based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current and forecasted future economic conditions and other factors that may affect its customers’ ability to pay.
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

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative use are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are recorded in gain or loss on disposal and impairment of property, plant and equipment included in the consolidated statements of comprehensive income.

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and buildings	10 to 24 years
Machinery and equipment	3 to 10 years
Motor vehicles	4 to 7 years
Office equipment and furniture	3 to 5 years
Leasehold improvements	Lesser of useful lives and term of lease

(h)	Prepaid Land Lease Payments

Prepaid land lease payments represent amounts paid for the rights to use land in the PRC and is recorded at purchased cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the lease agreement, which ranges from 28 to 50 years.
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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(m)	Revenue from Contracts with Customers

Revenue is recognized at a point in time when performance obligation is satisfied where control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provisions for the goods.

Product return provisions are estimated based on historical return and exchange data as well as inventory levels and remaining shelf lives of products in distribution channels.

As of December 31, 2021, sales return provision for the Company’s vaccine products was $33,749 (December 31, 2020 - $12,056). Sales return provision as a percentage of sales was 0.2% and 2.4% in 2021 and 2020, respectively.

Deferred revenue is generally related to government stockpiling programs and advances received from customers. For government stockpiling programs, the Company generally obtains purchase authorizations from the government for specified amount of products at a specified price and no rights of return are provided. Revenue is recognized when the government takes delivery of the products. If the products expire prior to delivery, these expired products are recognized as revenue once cash is received and have passed government inspection.

For the year ended December 31, 2021, the Company did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have contract assets since revenue is recognized as control of goods is transferred. Contract liabilities consist of advance payments from customers. Contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue on the consolidated balance sheets. For the year ended December 31, 2021, the Company recognized sales of $352,799 related to contract liabilities as of January 1, 2021.

(n)	Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income. For the year ended December 31, 2021, $54,885 of shipping and handling costs was included in selling, general and administrative expenses (2020 - $9,609, 2019 - $7,253).
(o)	Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $7,688 for the year ended December 31, 2021 (2020 - $859, 2019 - $1,398).
(p)	Research and Development

Research and development ("R&D") costs are expensed as incurred and are disclosed as a separate line item in the Company’s consolidated statements of comprehensive income. R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and do not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

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

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for R&D are recognized as a reduction to R&D expenses when the expenses are incurred in the same period as when the conditions attached to the grants are met, or recognized as government grants recognized in income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of comprehensive income, or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loans received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants.

(r)	Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits incurred was $18,243 for the year ended December 31, 2021 (2020 - $10,809, 2019 - $9,884).
(s)	Foreign Currency Translation and Transactions

The Company maintains accounting records in functional currencies as follows: U.S. dollars (“$”) for Sinovac Biotech. Ltd., Sinovac Hong Kong and Sinovac Singapore, and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in selling, general and administrative expenses. The Company recognized foreign exchange loss of $68,026 for the year ended December 31, 2021 (2020 - $2,554, 2019 - $306).

Assets and liabilities of subsidiaries with functional currencies other than US$ are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Gain on intra-entity foreign currency transactions that are of a long-term-investment nature was $nil for the year ended December 31, 2021 (2020 - $nil, 2019 - $62) which was recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

As of December 31, 2021 and 2020, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis.

The carrying values of cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and short-term bank loans and the current portion of long-term debt approximate their fair value because of their short-term nature. Fair value of held-to-maturity debt investments as disclosed are determined based on level 2 inputs based on the discounted cash flow model using the discount curve of market interest rates and their fair values approximate the carrying values. Fair value of the long-term bank loans is determined based on level 2 inputs, and the carrying amounts of long-term bank loans approximate fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments.

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The Company also measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2021 and 2020.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(y)	Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. In 2021, foreign exchange loss of $68,026 is included in selling, general and administrative expenses (2020 - $2,554, 2019 - $306). As of December 31, 2021, cash and cash equivalents of $7,220,296 (RMB 46,012 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2020 - $322,442 (RMB 2,104 million)).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investments in reputable financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2020, one of the Company’s customers accounted for 11% of the Company’s total revenue, and no single customer of the Company accounted for more than 10% of the total sales for the years ended December 31, 2021 and 2019. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than loans from a non-controlling shareholder of $6,290 with fixed interest rates as of December 31, 2021 (note 12(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 11).
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

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early adoption is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial adoption and new transactions that are entered into after the date of initial adoption or retrospectively to those transactions. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Restricted Cash

As of December 31, 2021, the balance of $10,905 (December 31, 2020 – $9,196) represents cash collateral held as guarantee for export sales contracts, which are restricted until April 2023 the latest.

	December 31,
	2021	2020
Restricted Cash	$10,905	$9,196
Total Restricted Cash	$10,905	$9,196

4.	Investments

Short-term investments

As of December 31, 2021 and 2020, the Company’s short-term investments comprised of only debt securities. Short-term held-to-maturity investments were mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity, which are more than three months but less than one year. The carrying value of short-term investment as of December 31, 2021 and 2020 approximate their fair value.

During the years ended December 31, 2021, 2020 and 2019, the Company recorded interest income from its short-term investments of $51,034, $1,154 and $797 in the consolidated statements of comprehensive income, respectively.

Short-term investments classification as of December 31, 2021 and 2020 were shown as below:

	December 31,
	2021	2020
Held-to-maturity debt investments	$1,806,449	135,248

Long-term investments

The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	December 31,
	2021	2020
Long-term held-to-maturity debt investments	$642,004	$—
Equity method investments	13,831	—
Total long-term investments	$655,835	$—

Long-term held-to-maturity debt investments

Long-term held-to-maturity debt investment represents a deposit in a commercial bank with a contractual maturity due in one through two years for which the Company has the positive intent and ability to hold those securities to maturity.

During the years ended December 31, 2021, 2020 and 2019, the Company recorded interest income from its long-term held-to-maturity investment of $14,143, $nil and $nil in the consolidated statements of comprehensive income, respectively.

Equity method investments

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Equity investment in Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi

In 2021, Sinovac LS through one of its wholly owned subsidiary Sinovac Life Sciences (Hainan) Co., Ltd. and a business partner in the Republic of Turkey formed a joint venture Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi (“Keyvac”) in the Republic of Turkey, with the focus on manufacturing and commercialization of vaccines. The Company owns about 32.6% of Keyvac, and accounts for this investment under the equity method in accordance with ASC 323 due to the joint control over Keyvac’s operations through board representation and voting rights.

5.	Accounts Receivable – net

	December 31,
	2021	2020
Trade receivables	$932,857	$257,311
Allowance for doubtful accounts	(9,059)	(6,680)
	923,798	250,631
Other receivables	28,604	2,856
Total accounts receivable	$952,402	$253,487

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current and forecasted future economic conditions, and other factors that may affect customers’ ability to pay.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2021	2020
Aging within one year, net of allowance for doubtful accounts	$902,995	$240,266
Aging greater than one year, net of allowance for doubtful accounts	20,803	10,365
Total trade receivables	$923,798	$250,631

6.Inventories

	December 31,
	2021	2020
Raw materials	$111,713	$29,005
Work in progress	142,935	52,515
Finished goods	120,863	24,293
Total inventories	$375,511	$105,813

For the year ended December 31, 2021, the Company charged $8,582 of excessive fixed production overhead to cost of sales (2020 - $1,697, 2019 - $3,794).

For the year ended December 31, 2021, cost of sales includes $70,133 of inventory provision for products that are likely to expire before being sold (2020 - $ 5,816, 2019 - $651).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Property, Plant and Equipment - net

	December 31,
	2021	2020
Cost
Construction in progress	$214,431	$143,465
Plant and buildings	273,682	29,963
Machinery and equipment	327,315	63,675
Motor vehicles	4,804	1,830
Office equipment and furniture	13,425	3,343
Leasehold improvements	210,091	15,632
Total cost	$1,043,748	$257,908
Less: Accumulated depreciation
Construction in progress	$—	$—
Plant and buildings	20,474	13,200
Machinery and equipment	81,832	32,398
Motor vehicles	1,513	1,184
Office equipment and furniture	3,251	1,823
Leasehold improvements	33,380	8,932
Total accumulated depreciation	$140,450	$57,537
Property, plant and equipment, net	$903,298	$200,371

Buildings of Sinovac Dalian with a net book value of $2,207 (RMB 14.1 million) were pledged as collateral for a bank loan from Bank of China (note 11 (a)).

Buildings of Sinovac Dalian with a net book value of $1,360 (RMB 8.7 million) were pledged as collateral for a bank loan from China Merchants Bank (note 11 (f)).

Buildings and Machinery and equipment of Sinovac Dalian with a net book value of $36,997 (RMB 235.8 million) were pledged as collateral for two bank loans from China Everbright Bank (notes 11 (g) and 11(h))

Net depreciation expense for the year ended December 31, 2021 was $84,446 (2020 - $3,693, 2019 - $4,579), after deduction of amortized government grants specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2021 was $977 (2020 - $163, 2019 - $294).

8.	Prepaid Land Lease Payments

	December 31,
	2021	2020
Prepaid land lease payments	$44,872	$11,066
Less: accumulated amortization	5,142	2,819
Net carrying value	$39,730	$8,247

Amortization expense for prepaid land lease payments for the year ended December 31, 2021 was $2,203 (2020 - $238, 2019 - $238).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Intangible Assets - net

	December 31,
	2021	2020
Computer software	$1,780	$1,586
Less: accumulated amortization	300	112
Net carrying value	$1,480	$1,474

Amortization expense for intangible assets for the year ended December 31, 2021 was $183 (2020 - $106, 2019 - $nil).

10.	Leases

The Company’s operating leases mainly related to plants and buildings, some of which include options to extend leases that have not been included in the calculation of the Company’s lease liabilities and right-of-use assets. The Company recognizes rent on a straight-line basis over the expected term of the lease, which includes rent holidays and scheduled rent increases. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term.

As of December 31, 2021, there were no finance leases entered into by the Company.

As of December 31, 2021, the weighted average remaining lease term was 10.0 years and weighted average discount rate was 4.9% for the Company’s operating leases. Operating leases cost excluding cost of short-term leases for the year ended December 31, 2021 was $16,220. Short-term leases cost for the year ended December 31, 2021 was $1,464 (2020 - $784, 2019 - $487). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2021	2020
Cash payments for operating leases	$14,067	$856
Right-of-use assets obtained in exchange for operating lease liabilities	50,611	71,824

Future lease payments under operating leases as of December 31, 2021 were as follows:

2022	$19,059
2023	19,307
2024	17,341
2025	17,626
2026	89,811
Thereafter	89,811
Total future lease payments	252,955
Less: Imputed interest	130,105
Total lease liability balance	$122,850

Minimum future rental payments under short-term leases for the year ending December 31, 2021 was $68.

As of December 31, 2021, additional operating leases that have not yet commenced were immaterial.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Bank Loans

Summarized below are bank loans as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Bank of China (a)	$2,197	$1,993
Bank of Beijing (b)	—	4,598
SPD Silicon Valley Bank (c)	—	6,503
SPD Silicon Valley Bank (d)	—	18,361
Guangdong Development Bank (e)	—	1,378
China Merchants Bank (f)	117	108
China Everbright Bank (g)	785	—
Bank loans due within one year	3,099	32,941
China Merchants Bank (f)	50	163
China Everbright Bank (h)	12,618	1,992
Long-term bank loans	12,668	2,155
Total bank loans	$15,767	$35,096

(a) On November 20, 2019, Sinovac Dalian entered into a maximum credit facility of $3,065 (RMB 20 million) with Bank of China to finance its working capital requirements. $1,073 (RMB 7 million) was drawn on March 13, 2020 and was repaid on March 13, 2021. $920 (RMB 6 million) was drawn on December 9, 2020 and was repaid on December 8, 2021. On February 3, 2021, Sinovac Dalian withdrew $1,098 (RMB 7 million) with an annual interest rate at 55 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.40%. On April 8, 2021, Sinovac Dalian withdrew $1,098 (RMB 7 million) with an annual interest rate at 55 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.40%. Interest is payable monthly and the loans are repayable on February 3, 2022 and April 8, 2022, respectively. Buildings of Sinovac Dalian with a net book value of $2,207 (RMB 14.1 million) were pledged as collateral.

(b) On March 31, 2020, Sinovac LS entered into a maximum credit facility of $4,598 (RMB 30 million) with Bank of Beijing to finance its working capital requirements. $4,598 (RMB 30 million) was drawn on March 31, 2020 with an annual interest rate of 3.05% paid quarterly. The loan was repaid on March 31, 2021.

(c) On November 25, 2019, Sinovac Dalian entered into a revolving bank loan with SPD Silicon Valley Bank with the aggregate principal of $7,663 (RMB 50 million) to finance its working capital requirements. The revolving loan bears interest at 125 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average interest rate of 5.1% paid quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. The outstanding balance of $6,503 (RMB 42.4 million) was drawn during 2020 and was repaid on August 9, 2021.

(d) On May 14, 2020 and September 3, 2020, Sinovac LS entered into two revolving bank loans with SPD Silicon Valley Bank with the aggregate principal of $7,663 (RMB 50 million) and $10,728 (RMB 70 million) to finance its working capital requirements. The revolving loan bears interest at 120 basis points above the prime rate of a one-year term loan published by the People’s Bank of China, with a weighted average rate at 5.05% and interest is payable quarterly. Each withdraw from the revolving loan has a maximum term of 12 months. A total of $18,361 (RMB 119.8 million) was drawn during 2020 and was repaid in October, 2021.

(e) On November 5, 2020, Sinovac Dalian entered into a maximum credit facility of $1,378 (RMB 9 million) with Guangdong Development Bank to finance its working capital requirements. The loan bears interest at 115 basis point above the prime rate of one year term loan published by the People’s Bank of China, at 5% and interest is payable monthly. $1,378 (RMB 9.0 million) was drawn during 2020 and was repaid on November 30, 2021.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) On May 26, 2020, Sinovac Dalian entered into four mortgages in the total amount of $333 (RMB 2.1 million) with China Merchants Bank to purchase four apartments. The loans bear annual interest rate at 175 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.6%. Principal and interest are repaid monthly over a term of 36 months. Sinovac Dalian repaid $58 (RMB 0.4 million) in principal and interest in 2020 and $124 (RMB 0.8 million) in principal and interest in 2021. As of December 31, 2021, $117 (RMB 0.7 million) is recorded in bank loans due within one year and $50 (RMB 0.3 million) is recorded in long-term bank loans. Buildings of Sinovac Dalian with a net book value of $1,360 (RMB 8.7 million) were pledged as collateral.

(g) On March 1, 2021, Sinovac Dalian entered into a short-term loan of $785 (RMB 5 million) with China Everbright Bank to finance its working capital requirements, with a term from March 1, 2021 to February 28, 2022. The loan bears annual interest rate at 137 basis point above the prime rate of a five-year term loan published by the People’s Bank of China, at 5.22% payable monthly. Certain machinery and equipment of Sinovac Dalian with a net book value of $36,997 (RMB 235.8 million) were pledged as collateral.

(h) On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $30,651 (RMB 200 million) with China Everbright Bank to finance Sinovac Dalian’s purchase of property, plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis point above the prime rate of a five-year term loan published by the People’s Bank of China, at 5.88%. Interest is payable quarterly and principal installment repayments begin in 2023 and shall be fully paid by November 16, 2028. Certain machinery and equipment of Sinovac Dalian with a net book value of $36,997 (RMB 235.8 million) were pledged as collateral.

Aggregate maturities of loans for each of the next 5 years following December 31, 2021 are as follows:

Within 1 year	$3,099
In 2023	365
In 2024	1,577
In 2025	2,524
After 2025	8,202
Total	$15,767

The weighted average interest rate for all short-term and long-term bank loans was 5.64% in 2021 (2020 - 4.84%, 2019 - 5.09%). The weighted average interest rate for short-term loans was 4.65% in 2021 (2020 – 4.77%, 2019 – 5.09%). The Company incurred $3,023 in interest and financing expenses for the year ended December 31, 2021 (2020 - $1,485, 2019 - $715 ), of which $187 was capitalized in property, plant and equipment for the year ended December 31, 2021 (2020 - $32, 2019 - $65 ).
12.	Related Party Transactions and Balances
(a)	Loan from a non-controlling shareholder

	December 31,
	2021	2020
Loan - current	$1,582	$6,155
Loan - non - current	4,708	6,130
	$6,290	$12,285

The Company has two loans due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $6,277. $1,569 (RMB10 million) was borrowed in September 2019 and is repayable on September 19, 2022. $4,708 (RMB30 million) was borrowed in August 2020 and is repayable on August 9, 2023. These two loans are unsecured, bearing interest at 6.5% per year and payable monthly. Interest expense was $916 in 2021 (2020 - $663, 2019 - $455). As of December 31, 2021, $13 interest is owed on the loans from the non-controlling shareholder (December 31, 2020 - $25). Interest of $929, $640 and $470 was paid to the non-controlling shareholder for the years ended December 31, 2021, 2020 and 2019, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	The Company entered into the following transactions in the normal course of operations with related parties:

	For the year ended December 31,
	2021	2020	2019
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$830	$776	$775
Rent expenses to Dalian Jin Gang Group (“Jin Gang”).	21	22	36
	$851	$798	$811

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

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of $296 (RMB 2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $146 (RMB 1.0 million). The lease commenced on September 30, 2010 and has a term of 5 years.

On April 8, 2013, the Company entered into four supplemental agreements with SinoBioway, under which the expiration date of all operating lease agreements was extended to April 7, 2033.

In 2019, the Company entered into an operating lease agreement with Jin Gang, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 sq.m. with an annual rent amounted $49 (RMB 0.3 million). The lease commenced on January 1, 2019 and has a term of 5 years. On June 30, 2019, the lease agreement was amended for a remaining 5.5 years, and the annual rent was changed to $22 (RMB 0.2 million) as the space of the leased refrigeration storage was reduced to 1,000 sq.m. In 2019, the Company also entered into a management service agreement with Jin Gang, pursuant to which it provided the Company with management service related to the operating lease agreement with an annual management service fee of $14 (RMB 0.1 million). The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to $7 (RMB 44,000).

As of December 31, 2021, $7,477 in right-of use asset and $7,095 in current and non-current lease liability are related to the lease with SinoBioway and Jin Gang.

13.	Accounts Payable and Accrued Liabilities

	December 31,
	2021	2020
Trade payables	$58,590	$30,543
Machinery and equipment payables	84,728	13,044
Accrued expenses	508,549	113,688
Value added tax payable	18,068	4,682
Withholding tax payable	9,800	301
Other tax payable	6,718	1,885
Bonus and benefit payables	323,247	44,098
Other payables	10,951	3,187
Total accounts payable and accrued liabilities	$1,020,651	$211,428

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Income Taxes

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

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing, Sinovac Dalian and Sinovac LS. Sinovac Beijing and Sinovac Dalian, have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2020 for a period of three years, and are subject to a preferential income tax rate of 15% from 2020 to 2022. Sinovac LS, has been confirmed as a HNTE in 2020 for a period of three years and is subject to a preferential income tax rate of 15% from 2020 to 2022.

The Company’s income before income tax consists of:

	For the year ended December 31,
	2021	2020	2019
Non-PRC	$94,372	$5,866	$(7,337)
PRC	17,468,669	210,751	78,157
Total	$17,563,041	$216,617	$70,820

The Company’s income taxes consists of:

	For the year ended December 31,
	2021	2020	2019
Current income tax expense	$(2,839,034)	$(42,665)	$(11,290)
Deferred tax expense	(265,096)	11,227	5,685
Total income tax expense	$(3,104,130)	$(31,438)	$(5,605)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income before income taxes for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019
Income before income taxes	$17,563,041	$216,617	$70,820
Income tax expense at the PRC statutory rate	(4,390,760)	(54,154)	(17,705)
International tax rate differential	5,303	(419)	(1,827)
Super deduction for research and development expenses	159,235	7,229	2,310
Non-deductible expenses	(227,821)	(2,225)	685
Other adjustments	6,190	(1,002)	(486)
Effect of preferential tax rate	1,774,595	19,224	7,018
Change in valuation allowance	(4,135)	2,656	4,415
Effect of PRC withholding tax	(426,737)	(2,747)	(15)
Income tax expense	$(3,104,130)	$(31,438)	$(5,605)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2021	2020
Inventories	6,794	1,212
Accrued expenses	56,309	17,240
Deferred government grants	2,589	2,838
Fixed assets	(13,661)	5,382
Tax losses carried forward	4,254	338
Less: valuation allowance	(4,254)	(119)
Deferred tax assets	$52,031	$26,891

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided valuation allowance of $4,254 as of December 31, 2021 (December 31, 2020 - $119).

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company’s valuation allowance increased by $4,135 from $119 as of December 31, 2020 to $4,254 as of December 31, 2021.

Tax loss carry-forwards of the Company’s PRC subsidiaries in the amount of $17,017 (RMB 108.4 million) as of December 31, 2021 will expire from 2022 to 2026, if not utilized.

As of December 31, 2021, deferred tax liabilities of $289,296 represents withholding tax for the potential remittance of earnings from the PRC subsidiaries to Sinovac Hong Kong, accrued at a 5% withholding tax rate. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%, which could be reduced to 5% should treaty benefits be applicable.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2021, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $374,016, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2021, the Company’s portion on the amount of unrecognized deferred tax liability ranged from $18,701 to $37,402.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2021	2020	2019
Balance on January 1	561	904	1,681
Additions for tax positions of the current year	—	—	—
Additions for tax positions of the prior years	—	—	—
Settlement with the taxing authority	—	—	—
Lapse of statute of limitations	(286)	(343)	(777)
Balance on December 31	$275	$561	$904

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2021, the Company reversed $135 in interest (December 31, 2020 - $107 ,December 31, 2019 - $458). The Company had $170 accrued interest as of December 31, 2021 (December 31, 2020 - $305). The PRC tax law provides statute of limitations ranging from three to five years and for transfer pricing related matters, it could be extended to 10 years. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2016 - 2021 remain open to examination by the respective tax authorities.

As of December 31, 2021, the Company had unrecognized tax benefits of approximately $275 (December 31, 2020 - $561, December 31, 2019 - $904) and such balance was included in “other non-current liabilities”. As of December 31, 2021, unrecognized tax benefits amounting to $275 would affect the effective tax rate if recognized (December 31, 2020 - $561, December 31, 2019 - $904). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.
15.	Deferred Revenue

Current deferred revenue included $79,718 of advances from customers (December 31, 2020 - $363,787) and $223 from the PRC government for stockpiling of H5N1 and hepatitis A vaccines (December 31, 2020 - $218). The Company’s deferred revenue balances change due to timing of advance payments received from customers and timing of delivery of products to customers.
16.	Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in constructing or improving production facilities. The amount of deferred government grants as of December 31, 2021 is net of R&D expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $2,660 of government grants in 2021 (2020 - $14,162, 2019 - $975) that were deferred. In addition, the Company received $1,690 in other government grants and subsidies for the year ended December 31, 2021 and recognized as income in the statements of comprehensive income (2020 - $3,137, 2019 - $501).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized below are deferred government grants as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Government grants for property, plant and equipment (a)	$488	$565
Government grants for research and development (b)	12,071	14,594
Current deferred government grants	12,559	15,159
Government grants for property, plant and equipment (a)	2,517	3,003
Government grants for research and development (b)	2,353	1,226
Non-current deferred government grants	4,870	4,229
Total deferred government grants	17,429	19,388

(a) The Company has three deferred government grants related to property, plant and equipment. The Company has fulfilled two of the grants’ conditions and expect to fulfill another one in 2022. $488 will be amortized in 2022 which was included in the current portion of deferred government grant and $2,517 will be amortized after 2022 which was included in the non-current portion of deferred government grants. $569 was recorded as a reduction to depreciation expense for the year ended December 31, 2021 (2020 - $412, 2019 - $412), and $79 was recorded as government grant recognized in income for the year ended December 31, 2021 (2020 - $80, 2019 - $79).

(b) The Company has twelve deferred government grants related to various research and development projects. The Company expects to fulfill nine grants’ conditions in 2022 and recorded $12,071 as the current portion of deferred government grants, while the remaining three grants’ conditions are expected to be fulfilled after 2022 and $2,353 is recorded in the non-current portion of deferred government grants.

17.	Commitments and Contingencies
(a)	Other Commitments

In addition to commitments disclosed in note 23, commitments related to R&D expenditures are $7,347 as of December 31, 2021.

Commitments related to capital expenditures for the Company are approximately $34,045 as of December 31, 2021.

(b)	Foreign Corrupt Practice Act Matters

The Company may be subject to legal proceedings, investigations and claims relating to the conduct of the Company’s business from time to time.

The Beijing People’s Court issued five judgments in 2016 and 2017. These judgments were related to corrupt conduct allegedly engaged in by a former official of the Center for Drug Evaluation in NMPA, his wife and his son. These judgments found that the official and his wife had engaged in a practice of improperly soliciting and accepting payments from various individuals involved in the vaccine products industry. According to the judgments, one of the individuals solicited by the official was Mr. Weidong Yin, the Company’s chairman, president and chief executive officer. It was asserted in the judgments that Mr. Yin made three payments, and arranged for a loan, to the official and his wife, in the total amount of $77 (RMB 0.6 million) between 2002 and 2011. Mr. Yin was not charged with any offense or improper conduct and he cooperated as a witness with the procuratorate. To the Company’s knowledge, the PRC authorities have not commenced any legal proceedings or government inquiries against Mr. Yin. In December 2016, the Company’s audit committee authorized the commencement of an internal investigation into the allegations made in the judgments. The audit committee engaged Latham & Watkins as independent counsel to assist with the investigation.

In 2017 and 2018, the Company became aware of certain judgments based on bribery charges issued by PRC courts in four provinces against various officials of the CDC. While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced nine of our former salespersons, together with sales personnel from several other PRC vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of our directors or officers as defendants. To the best of the Company’s knowledge, the nine referenced employees cooperated with the procuratorate. The procuratorate did not contact the Company for cooperation. Upon becoming aware of these judgments, the Company’s Audit Committee expanded its internal investigation to review matters related to these judgments and our sales practices and policies, and further engaged

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Latham & Watkins LLP to continue the independent investigation with the expanded scope. One of the nine former sales employees has been convicted for giving bribes. The judgment states that this former sales employee took these actions without knowledge of the Company. His criminal penalty was waived by the court.

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

(c)  Other Litigation Matters

US Litigation

Delaware Chancery Court Action

On March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and other shareholders of Sinovac Biotech Ltd. had triggered Sinovac Antigua’s shareholder rights agreement (the “Rights Agreement”) by forming a group holding approximately 45% of outstanding shares of Sinovac Biotech Ltd., in excess of the Rights Agreement’s threshold of 15%, and acting in concert prior to the Company’s annual general meeting of shareholders held on February 6, 2018 (the “ 2017 AGM”). The Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders.

On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Yin and the Buyer Consortium (comprising Mr. Weidong Yin, the chairman, president and chief executive officer of Sinovac Biotech Ltd., SAIF partners IV L.P., or SAIF, C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.) had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. The Company and its board of directors believes that the actions taken by the board of directors were appropriate under the circumstances and that the allegations of the counterclaims and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees.

On July 31, 2018, following the Company motions for partial summary judgment and an expedited trial date, the Delaware Chancery Court effectively stayed the action pending receipt of a post-trial decision from the Antigua Court in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment (the “Antigua Court’s Judgment”) affirming the validity of Sinovac Antigua’s Rights Agreement under Antigua law, and finding that “there was a secret plan to take control” of the Company at the 2017 AGM.

Based upon the Antigua Court’s judgment and other facts known to the board of directors, the Company’s board of directors determined that certain of the Company’s shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”), together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons as defined under the Rights Agreement, on or prior to the 2017 AGM and their conduct resulted in a “Trigger Event” under the Rights Agreement. As a result of becoming Acquiring Persons, the approximately 28.7 million Rights held by the Collaborating Shareholders automatically became void under the terms of the Rights Agreement. Pursuant to the Rights Agreement, the board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of approximately 27.8 million Common Shares and approximately 14.6 million Series B Preferred Shares, all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe’s appeal of the Antigua Judgment. The Antigua litigation is ongoing.

Massachusetts District Court Actions

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against the Company and Mr. Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. The Company removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that the Company aided and abetted breaches of fiduciary duties, and that both the Company and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, the Company filed a motion to dismiss Heng Ren’s claims. In July 2021, the Company moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim. The Company is presently appealing the denial to the United States Court of Appeals for the First Circuit and has answered the complaint.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against the Company in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company’s board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

order restraining the Company’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The Company attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing the Company from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining the Company in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that the Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains the Company from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council.

As such, the final appeal is ongoing as of the date of this annual report. The Company cannot predict or estimate an outcome or economic burden, if any, for this case at this time.

18.	Preferred and Common Stock

Share Capital

On February 22, 2019, pursuant to the Rights Agreement, the Company’s board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of 27,777,341 common shares and 14,630,813 Series B Convertible Preferred Shares (the “Preferred Shares”), all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights under the Company’s Rights Agreement. The Preferred Shares issued share equally in all dividends and distributions made on the common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. Each preferred share is convertible into one common share at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of common shares of the Company. Until the Preferred Shares are converted into common shares (or until the Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per share per annum, payable quarterly in arrears. As of December 31, 2021, there were 14,630,813 preferred stock issued and outstanding, and the Company accrued $5,982 in preferred stock dividends for the year ended December 31, 2021.

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2021 and 2020, there were 99,502,243 and 99,294,743 shares of common stock outstanding, respectively.

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

In 2021, the Company issued 207,500 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share. In 2021, the Company cancelled nil restricted shares previously issued to employees of the Company due to employee termination.
19.	Stock Options
(a)	Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2021 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

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

On March 7, 2018, the Company granted 2,000,000 restricted shares (the “2018 Restricted Shares”) at par value of $0.001 under the 2012 Plan, to certain officers and employees of the Company. 60% of the 2018 Restricted Shares will vest on the third anniversary of the date of grant, the remaining 40% 2018 Restricted Shares will vest on the fourth and the fifth anniversary evenly. 60% of the 2018 Restricted Shares vested on March 7, 2021. On November 11, 2021, the board of directors approved that all remaining unvested 2018 Restricted Shares that were granted on March 7, 2018 were fully vested on November 11, 2021.

On September 16, 2020, the board of directors approved an employee share ownership plan (the “2020 ESOP”), where options were granted to officers and employees of the Company the right to purchase up to a 15% equity interest in Sinovac LS upon exercise of the options. The options have an exercise price of $12,000 that vested immediately and have a life of eight years.

(b)	Valuation Assumptions

The Company used the Black-Scholes option-pricing model in determining the fair value of stock options issued under the 2020 ESOP, and valuation assumptions include expected volatility of 73.22%, an expected life of 2 years, a risk-free interest rate of 2.72%, and a dividend rate of 0%. As Sinovac LS is a private company with limited equity transactions in the past, expected volatility is estimated based on share price volatilities of a group of public traded development stage vaccine companies and development stage East Asian pharmaceutical companies that most closely represent the stage of Sinovac LS at the time. The expected life represents the amount of time that options granted are expected to be outstanding based on forecasted exercise behavior. The risk-free interest rate is based on the rate at grant date of Chinese government bond yield with an average term equal to the expected term of the option. There were no options granted in the years ended December 31, 2021 and 2019.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

	Number of Options	Weighted Average Exercise Price ($/option)	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2021	380,000	$4.98	$566,200
Granted	—	—	—
Exercised	(207,500)	4.98	(309,175)
Forfeited / Expired	—	—	—
Outstanding as of December 31, 2021	172,500	$4.98	$257,025
Vested and expected to vest at December 31, 2021	172,500	$4.98	257,025
Exercisable as of December 31, 2021	172,500	$4.98	$257,025

A summary of the Company’s non-vested restricted share activity for the 2012 plan is presented below:

	Number of Non-Vested Restricted Shares	Weighted Average Grant Date Fair Value ($)
Non-vested as of January 1, 2021	1,963,000	$8.25
Granted	—	—
Vested	(1,963,000)	8.25
Forfeited	—	—
Non-vested as of December 31, 2021	—	$8.25

As of December 31, 2021

Exercise Prices ($/option)	Number of Options Outstanding	Remaining Average Contractual Life (years)	Average Exercise Price ($/option)	Number of Options Exercisable	Remaining Contractual Life (years)	Average Exercise Price ($/option)
$4.98	172,500	1.33	4.98	172,500	$1.33	$4.98
	172,500	1.33	4.98	172,500	1.33	4.98

The grant date fair value of options issued under the 2020 ESOP is $7,200 and the options can acquire 15% of Sinovac LS’s equity interest upon exercise. The options were fully exercised in 2020. The aggregate intrinsic value of the options exercised under the 2020 ESOP was $3,000.

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $7,735 in 2021 (2020 - $10,203, 2019 - $3,003). As of December 31, 2021, there was no unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, granted under the 2012 Plan.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $nil and $257 for year ended December 31, 2021, respectively, determined as of the date of option exercise (2020 - $598, 2019 - $27).

The estimated fair value of stock options vested during the year ended December 31, 2021 was nil (2020 - $nil, 2019 – $nil).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2021 is $1,514,297 (2020 - $50,377).

Sinovac Biomed has not accumulated any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of December 31, 2021, the Company has $nil dividend payable to common shareholders (December 31, 2020 - $nil), and has $17,125 dividend payable to preferred shareholders (December 31, 2020- $11,143).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital, additional paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $1,906,482 (RMB 12,390 million) as of December 31, 2021 (December 31, 2020, $442,562 (RMB 2,947 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2021, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $8,512,960 (December 31, 2020 - $698,552).

21.	Earnings per Share

The following table sets forth the computation of basic and diluted income attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31
	2021	2020	2019
Numerator
Net income	$14,458,911	$185,179	$65,215
Less: Income attributable to non-controlling interests	5,991,431	74,810	20,286
Income attributable to shareholders of Sinovac	8,467,480	110,369	44,929
Less: Preferred stock dividends	5,982	6,015	5,128
Net income attributable to shareholders of Sinovac	8,461,498	104,354	39,801
Net income attributable to shareholders of Sinovac for computing diluted net income per share	8,467,480	110,369	44,929
Denominator
Basic weighted average number of common shares outstanding	99,311,551	98,897,345	94,876,946
Dilutive effect of stock options and preferred shares	14,694,432	14,765,017	14,815,013
Diluted weighted average number of common shares outstanding	114,005,983	113,662,362	109,691,959
Earnings per share
Basic net income per share	85.20	1.06	0.42
Diluted net income per share	74.27	0.97	0.41

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became Acquiring Persons, and a Trigger Event occurred under the Rights Agreement. As a result, 27,777,341 new common and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding Rights. Releasing these shares from the trust is contingent on an outcome from the Company's legal proceeding in Antigua (Note 17). Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic weighted average number of common shares outstanding and diluted weighted average number of common shares outstanding would be 71,534,210 and 86,228,642, respectively. And the basic and diluted earnings per share for 2021 would be $118.37 and $ 98.20, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. Most revenues are generated from the subsidiaries located in China. Total long-lived assets of $943,028 including prepaid land lease payments, property, plant and equipment are primarily located in mainland China (December 31, 2020 - $208,618). The Company’s total assets by geographic location are as follows:

	December 31,
	2021	2020
Assets
Mainland China	$14,002,601	$1,824,380
Outside Mainland China	2,745,573	76,946
Total Assets	$16,748,174	$1,901,326

The Company’s revenues by market type are as follows:

	For the year ended December 31,
	2021	2020	2019
Sales
EPI	$10,552,059	$96,799	$6,896
Private Pay	349,083	268,821	220,217
Export	8,473,762	145,004	18,940
Total Sales	$19,374,904	$510,624	$246,053

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2021	2020	2019
Sales
Mainland China	$10,901,142	$365,620	$227,113
Outside Mainland China	8,473,762	145,004	18,940
Total Sales	$19,374,904	$510,624	$246,053

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Collaboration Agreements
(a)

In March 2009, the Company entered into a technology transfer agreement (with an amendment agreement entered into on December 14, 2011) with Tianjin CanSino Biotechnology Inc. (“Tianjin Cansino”). According to the agreement, Tianjing Cansino will transfer the technology related to pneumococcal vaccine to the Company and jointly develop the technology with the Company. The collaboration term under the technology transfer agreement is from March 12, 2009 to eight years after the first sale of the vaccine developed under the technology transfer agreement in the Chinese market.

Under the terms of the technology transfer agreement, the Company will make milestone payments of up to $3,000 and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $300 for the transfer of an additional six serotypes and related technology. As of December 31, 2021, the Company made total milestone payments of $1,200 ($1,000 under the agreement dated as of March 12, 2009 and $200 under the amendment agreement dated as of December 14, 2011). The remaining milestone payments will be paid when the Company achieves each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, the Company entered into the third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. The Company did not make any payment or recorded any research and development expenses for the years ended December 31, 2021, 2020 and 2019, respectively.

(b)

In August 2009, the Company entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) eight years after the first commercial sale by the Company, unless the agreement is terminated earlier per the provisions included therein.

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. The Company has also agreed to pay NIH benchmark royalties of $330 upon achieving each benchmark as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded $nil license royalty of $1 for the year ended December 31, 2021 as R&D expenses (2020 - $1, 2019 - $1).

(c)

In August 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9,900 based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. The Company did not accrue any royalty payment in 2021, 2020 and 2019.

(d)

In April 2014, the Company entered into a non-exclusive license agreement (the “Agreement”) with The Institute for Translational Vaccinology (“INTRAVACC”), a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the Sabin Inactivated Polio Vaccine (“sIPV”) for distribution in China and other countries. The Company expects to develop and commercialize the vaccine in China, as well as seeking regulatory approval in other countries. The agreement has a term of 50 years.

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company recorded a royalty fee

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

of $72 (€60,000) for the year ended December 31, 2021 as cost of goods sold, and recorded a milestone fee of $35 (€30,000) for the year ended December 31, 2020 as research and development expense. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2019.

(e)

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company did not make any payment for purchasing measles seeds to GSK for the years ended December 31, 2021, 2020 and 2019.

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

(g)

In September 2020, the Company signed two agreements with PT Bio Farma, a leading biopharmaceutical company in Indonesia, for the supply, local production and technology licensing in respect of CoronaVac. Under these agreements the Company is committed to supply PT Bio Farma bulk vaccine to enable PT Bio Farma to produce CoronaVac in Indonesia.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$126,159	$56,666
Prepaid expenses and other receivables	1,666	2,461
Amount due from subsidiaries	30,979	93,665
Dividends receivable	3,195	3,195
Total current assets	161,999	155,987
Investment in subsidiaries	9,202,040	609,057
Total assets	$9,364,039	$765,044
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$15,779	$4,236
Amount due to subsidiaries	3,700	3,193
Dividend payable	17,125	11,143
Total current liabilities	36,604	18,572
Total liabilities	$36,604	$18,572
EQUITY
Preferred stock	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813 (2020 – 14,630,813)
Common stock	100	99
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,502,243 (2020 – 99,294,743)
Additional paid-in capital	540,582	531,815
Accumulated other comprehensive income (loss)	130,622	19,925
Retained earnings	8,656,116	194,618
Total shareholders' equity	9,327,435	746,472
Total liabilities and equity	$9,364,039	$765,044

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Statements of Comprehensive Income

	For the year ended December 31
	2021	2020	2019
Selling, general and administrative expenses	15,148	7,013	7,750
Total operating expenses	15,148	7,013	7,750
Loss from operations	(15,148)	(7,013)	(7,750)
Other income (expenses)	94	(23)	(16)
Interest income	248	532	871
Equity earnings of subsidiaries, net of tax	8,482,286	116,873	51,824
Net income	8,467,480	110,369	44,929
Preferred stock dividends	(5,982)	(6,015)	(5,128)
Net income attributable to common shareholders	8,461,498	104,354	39,801
Net income	8,467,480	110,369	44,929
Foreign currency translation adjustments	110,697	24,246	(2,222)
Total comprehensive income	$8,578,177	$134,615	$42,707

Statements of Cash Flows

	For the year ended December 31
	2021	2020	2019
Operating activities
Net income	$8,467,480	$110,369	$44,929
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Share-based compensation	7,735	3,003	3,003
- Equity in earnings of subsidiaries	(8,482,286)	(116,873)	(51,824)
Changes in:
- Amount due from subsidiaries	62,686	(7,659)	(3,425)
- Prepaid expenses and other receivables	795	(1,295)	172
- Amount due to subsidiaries	507	(5,771)	(7,584)
- Accrued expenses and other payables	11,544	2,692	(119)
Net cash provided by (used in) operating activities	68,461	(15,534)	(14,848)
Financing activities
- Proceeds from issuance of common stock, net of share issuance costs	1,032	1,999	-
Net cash provided by financing activities	1,032	1,999	-
Increase (decrease) in cash and cash equivalents	69,493	(13,535)	(14,848)
Cash and cash equivalents, beginning of year	56,666	70,201	85,049
Cash and cash equivalents, end of year	$126,159	$56,666	$70,201

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