Form 20-F
period 2022-12-31
SINOVAC BIOTECH LTD
filed 2023-05-01
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001 per share Preferred Share Purchase Rights	SVA	The NASDAQ Global Select Market The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

99,502,243 Common Shares and 14,630,813 Series B Convertible Preferred Shares as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at a rate of RMB6.8972 to $1.00, the exchange rate in effect as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System, or the Federal Reserve Exchange Rate, in effect on December 30, 2022. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 21, 2023, the Federal Reserve Exchange Rate was RMB6.8920 to $1.00.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (“HFCAA”), as amended, was initially enacted on December 18, 2020. In accordance with the HFCAA, trading in our shares on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the Public Company Accounting Oversight Board (United States) (“PCAOB”) determines that it cannot inspect or fully investigate our auditor for two consecutive years beginning in 2021, and, as a result, the United States Securities and Exchange Commission (“SEC”) may determine to delist our shares. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in these jurisdictions. The PCAOB included in its report a list of registered public accounting firms headquartered in mainland China and Hong Kong that the PCAOB was unable to inspect or investigate completely, including our auditor.

Our auditor, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Our auditor was subject to the determinations made by the PCAOB, on December 16, 2021, and as a result, the PCAOB was not able to fully inspect our auditor. On May 4, 2022, we were identified by the SEC under the HFCAA. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “—D. Risk Factors—Risks Related to Doing Business in China—Our shares will be prohibited from trading in the United States under the HFCAA in 2023 if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws, Sinovac Antigua may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

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

Risks Related to Our Company

•
Our business performance relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.
•
Although we are profitable in 2020, 2021 and 2022, we incurred a loss in past years, and may incur losses again in the future.
•
As required by the PRC laws, we sell vaccines in China through CDCs which are PRC government agencies. This exposes us to risks relating to doing business with the government.
•
We currently have limited revenue sources. A reduction in revenues from sales of COVID-19 vaccine will cause our revenues to decline significantly and could materially harm our business.
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

Risks Related to Doing Business in China

•
Overall economic conditions of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
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

Risks Related to Our Company

Our business performance relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Although we are profitable in 2020, 2021 and 2022, we incurred a loss in past years, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We recorded a profit in 2020, 2021 and 2022. However, we incurred a loss in the past years, caused primarily by research and development expenses. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

As required by the PRC laws, we sell vaccines in China through CDCs) which are PRC government agencies. This exposes us to risks relating to doing business with the government.

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

We currently have limited revenue sources. A reduction in revenues from sales of COVID-19 vaccine will cause our revenues to decline significantly and could materially harm our business.

We generate all of our revenues from sales of our vaccine products. We derived a substantial percentage of our revenues from COVID-19 vaccine, CoronaVac, in 2021 and 2022. We face risks and uncertainties related to production and sales of CoronaVac, including (i) the demand of COVID-19 vaccines throughout the world may be reduced or no longer exist in the future as more and more people have been vaccinated; (ii) the possibility that COVID-19 epidemic may diminish in severity or prevalence, or disappear entirely; and (iii) other companies may produce superior or competitive products, any of which will adversely impact the sales of CoronaVac. As a result of the relative lack of product diversification, an investment in our company will be riskier than investments in companies that offer a wide variety of products or services.

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

In addition, while we have procured liability insurance for the clinical trials which we are currently carrying out outside mainland China, we did not procure the liability insurance for each of our clinical trials which we have completed in mainland China and we do not have or plan to procure clinical trial liability insurance for our clinical trials in mainland China in the future to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom for all our vaccine products. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. In December 2019, a strain of novel coronavirus, COVID-19, causing respiratory illness emerged in the city of Wuhan in the Hubei province of China and has subsequently spread throughout the world. The outbreak of COVID-19 was recognized as a pandemic by the World Health Organization (“WHO”) on March 11, 2020. In response to the outbreak, governmental authorities of countries all over the world imposed lockdowns and other restrictions to contain the virus, and various businesses suspended or reduced operations. The COVID-19 pandemic has resulted in significant disruptions in the global economy. The PRC government took certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses throughout the whole country, including Beijing where our research and development functions and main production lines are located. Since January 1, 2022, certain areas in China have suffered from outbreaks of COVID-19 variants including Delta and Omicron virus variants. In response, local governments in the affected areas imposed various restrictions on business and social activities, including city lockdowns, restrictions on travel and other emergency quarantines.

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

We face uncertainties related to our efforts to develop a vaccine to prevent the COVID-19, including uncertainties and risks that our existing and future vaccines may not be successful, commercially viable or receive final approval from regulatory authorities. The pre-clinical, clinical data or safety data and further analysis of the existing pre-clinical, clinical or safety of our existing COVID-19 vaccine or future vaccines or treatments may be unfavorable, or we may not be able to produce comparable clinical or other results, including but not limited to the rate of vaccine effectiveness and safety and tolerability profile observed to date or in larger, more diverse populations upon commercialization. Our COVID-19 vaccine, CoronaVac, may not be able to prevent COVID-19 caused by emerging virus variants. The widespread use of the vaccine may lead to new information about efficacy, safety or other developments, including the risk of additional adverse reactions or side effects and regulatory authorities may not be satisfied with the results from any future pre-clinical and clinical studies and may not approve our existing or future vaccines or treatments, or may withdraw or terminate such approvals granted previously to us. Disruptions in the relationships between us and our collaboration partners, research and development institutes, clinical trial sites, countries where the trials are conducted or third-party suppliers, availability of raw materials to manufacture any such products, our ability to scale up or maintain the manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate within global demand for any potential approved vaccine or product candidate, could delay the commercialization of our existing COVID-19 vaccine or any future vaccines or products or otherwise have a significant impact on our business, financial condition and results of operations. We cannot guarantee you that we can produce superior or more competitive products than our competitors, or whether the demand for our COVID-19 vaccine may still exist. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believed we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted. We have completed phase III trials of COVID-19 vaccine in Brazil, Turkey, Indonesia and Chile and have received a conditional marketing authorization for CoronaVac from China’s National Medical Products Administration (“NMPA”). CoronaVac has been granted emergency use approval under the WHO’s Emergency Use Listing (EUL) procedure. We cannot assure comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile or in larger, more diverse populations upon commercialization. Major international and Chinese vaccine companies, universities and other research institutions are also pursuing the development of the COVID 19- vaccines. They may succeed in developing COVID-19 vaccine and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, we cannot assure that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

According to the NMPA, there are approximately 50 vaccine manufacturers in China. Many of our commercialized vaccine products are also marketed by other vaccine companies in China, of which we believe approximately 15 are our direct competitors for our non-covid vaccines. We are market leaders for certain products in China. We also compete internationally against multi-national corporations for market shares of certain vaccine products. Our revenue could be adversely impacted if we are not able to maintain our supplied quantity and market share.

We may not be able to maintain market share in the government-funded hepatitis A vaccine market, or other government-funded vaccine markets, which could adversely affect our revenues, and if we do maintain or expand market share in these markets, we may need to sell our vaccines at a lower price, which could adversely affect our gross margin.

Hepatitis A vaccines have been included in the Expanded Program of Immunization (“EPI”) in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child. Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded markets. Most provincial and municipal governments prefer to purchase lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai and Jiangsu province, have started to purchase inactivated hepatitis A vaccines. We are supplying vaccines in these government-funded markets at a lower price than we do in the private market, which could adversely affect our gross margin. Our revenue could also be adversely impacted if we are not able to maintain our market share of the government-funded markets in these cities and provinces. As we are making efforts to breakthrough into additional provincial and municipal public markets, we may be forced to lower our prices to win tenders, which will adversely affect our gross margin.

Since 2007, we have been selected as one of the seasonal flu vaccine suppliers by Beijing CDC and by Zhejiang CDC, respectively. In 2022, we supplied flu vaccine to Tibet Autonomous Region CDC. However, we cannot assure that we will continue to obtain orders in the future and maintain these market share. If the supply volume decreases, it would negatively impact our sales revenue in the future.

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

If CDCs, hospitals, CDC doctors and end users do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approvals for commercialization of our vaccines in China or in other countries or regions, they still may not gain market acceptance among CDCs, regulatory agencies, CDC doctors, end users, patients and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, regulatory agencies and CDC doctors may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available products. Even if the clinical safety and efficacy of our products are established, CDCs, regulatory agencies and CDC doctors may elect not to recommend these products for a variety of reasons. There are other vaccines and prevention options for the conditions that many of our products and product candidates target, such as EV71, hepatitis A, influenza, varicella, etc.. In order to successfully launch a product, we must educate CDC doctors and end users about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available vaccines, CDCs, CDC doctors , parents and end users might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively affected as a result of actions of shareholders or others.

On March 5, 2018, we announced the re-election of the members of our board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at our annual general meeting of shareholders held on February 6, 2018 (the “2017 AGM”). We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all our shareholders and purportedly submitted at the 2017 AGM by certain of our shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”) was invalid. We refer to this ballot as the “Non-Public Submission.” On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the “Antigua Court”). The complaint sought a declaration that the five persons purportedly proposed by the Shareholder Group on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. Following a trial in early December 2018, the Antigua Court issued a judgment on December 19, 2018 (the “Antigua Judgment”) that dismissed 1Globe’s claim and declared that Sinovac Antigua’s shareholder rights agreement (the “Rights Agreement”) was validly adopted as a matter of Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”), handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment, including confirming that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

On October 8, 2018, we became aware that unauthorized documents in respect of Sinovac Biotech (Hong Kong) Limited. (“Sinovac Hong Kong”) had been filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. Mr. Yin and Ms. Wang commenced legal proceedings before the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) (“HCMP 1731/2018”). In a hearing before the Hong Kong High Court on October 19, 2018, the judge granted an interlocutory injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Antigua or its subsidiaries, and relying on or using the forged documents in any way whatsoever. On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made orders (“November 28 Order”) and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Yin and Ms. Wang as Plaintiff, and Mr. Cao and Mr. Li as the Defendants. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong (“Lawful Directors”), and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed. The November 28 Order is effective and enforceable. The Companies Registry has removed the forged documents following the November 28 Order. On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. The appeal does not operate as a stay on the November 28 Order except to the extent that the Court below, or the Court of Appeal otherwise directs: O.59, r. 13 (1)(a) of the Rules of the High Court. As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018. No hearing date has yet been fixed to hear the appeal.

On October 8, 2018, we also became aware that unauthorized documents in respect of Sinovac Beijing had been filed with the Industry and Commerce Bureau of Haidian District of Beijing (“Haidian AIC”) to change the directors of Sinovac Beijing from Mr. Yin, Ms. Wang and Mr. Dawei Mao to Mr. Cao, Mr. Li and Ms. Xiaomin Yang. Mr. Yin and Ms. Wang filed objection to such unlawful change to the Haidian AIC. On March 19, 2020, Haidian AIC issued an official decision (“AIC Decision”) declaring that (i) the unauthorized documents filed are forged and fake documents; (ii) the filing of change of directors with the forged documents is null and void; (iii) the unlawful filing to change the directors will be removed and the registration of Mr. Yin, Ms. Wang and Mr. Mao as directors of Sinovac Beijing will be restored. The parties of material interest concerned in the AIC Decision may raise objection or file a lawsuit within 60 days. No one has filed the objection or lawsuit against the AIC Decision within 60 days thereof.

On May 31, 2019, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Mr. Yin for alleged breach of fiduciary duties and wrongful equity dilution, in Massachusetts state court. Sinovac moved the matter from state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac filed a motion to dismiss Heng Ren’s claims. In July 2021, Sinovac moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. Sinovac has answered the complaint. On February 15, 2023, the court stayed discovery in the Heng Ren matter pending the resolution of an outstanding motion to dismiss filed in a purported shareholder's matter by us.

On December 5, 2022, a purported shareholder filed a putative class action complaint in United States District Court for the District of Massachusetts, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued Sinovac and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, we filed a motion to dismiss. The motion was fully briefed as of March 9, 2023, and is currently pending before the court.

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

Following a trial on the validity of the Sinovac Antigua’s Rights Agreement, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the 2017 AGM by the Shareholder Group. On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Shareholder Group, together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons on or prior to the 2017 AGM and that their conduct resulted in a “Trigger Event” under Sinovac Antigua’s Rights Agreement. Pursuant to the Rights Agreement, our board of directors elected to exchange (the “Exchange”) each valid and outstanding preferred share purchase right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of 0.655 of Sinovac Antigua’s common shares and 0.345 of Sinovac Antigua’s newly created Series B Convertible preferred shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of Sinovac Antigua’s shareholders (not including the Collaborating Shareholders). 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, in which the Court of Appeal refused 1Globe’s application to take the issue of the Rights Agreement to the Privy Council. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council, and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal, and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

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

Sinovac Beijing, our principal operating subsidiary, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd (“Sinobioway Medicine”), owns a 26.91% interest. Certain events suggest that Sinobioway Medicine’s interests are not aligned with our interests. We cannot assure that Sinobioway Medicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing.

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

In February 2018, Mr. Aihua Pan, the representative of Sinobioway Medicine, sent letters without the approval of the full board of Sinovac Beijing, to Mr. Yin, Ms. Wang, and other senior managers of Sinovac Beijing purporting to terminate their employment. The board of directors of Sinovac Beijing subsequently determined, with the advice of PRC legal counsel, that this action did not conform with the joint venture contract and articles of association and was unlawful. On March 5, 2018, Sinovac Biotech announced actions taken to enhance the corporate governance and management of Sinovac Beijing, including the appointment of Mr. Dawei Mao, Chairman of Zhongke Biopharmaceutical Co., Ltd., as a director of Sinovac Beijing. He replaced Ms. Xiaomin Yang, then President of Sinobioway Group Co., Ltd. In addition, in March 2018, Mr. Yin, Ms. Wang, and other senior managers of Sinovac Beijing signed new employment agreements with Sinovac Biotech Ltd. and Sinovac Beijing.

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

On September 17, 2020, the Fourth Intermediate People’s Court of Beijing (“Beijing Fourth Court”) issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality. The Higher People’s Court of Beijing Municipality held a hearing in September 2021. On October 31, 2022, the Higher People’s Court of Beijing Municipality issued a judgment in favor of Sinovac Hong Kong, upholding the judgment issued by the Beijing Fourth Court and ruling that Shandong Sinobioway Biomedicine, as the sole shareholder of Sinobioway Medicine, is jointly and severally liable for all the relevant obligations of Sinobioway Medicine to Sinovac Hong Kong.

On November 15, 2021, Sinobioway Medicine filed a complaint against Sinovac Beijing and Sinovac Hong Kong in Beijing Fourth Court. The complaint sought to dissolve and liquidate Sinovac Beijing with the argument that the board of directors of Sinovac Beijing has been unable to function for the benefit of the company and the two shareholders of Sinovac Beijing have gotten into a deadlock. In December 2022, Sinobioway Medicine filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and made an official ruling to dismiss the case on January 20, 2023.

In November 2021, Sinobioway Medicine filed a complaint against Sinovac Life Sciences Co., Ltd. (“Sinovac LS”, formerly known as Sinovac Research and Development Co., Ltd.), Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. On March 13, 2023, Beijing Fourth Court notified us by telephone that Sinobioway Medicine had just filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and is in the process of making an official ruling to dismiss the case.

On February 13, 2023, Shandong Sinobioway Biomedicine filed a complaint against Sinobioway Medicine and Sinovac Beijing with the People’s Court of Zhangdian District, Zibo Municipality (“Zhangdian District Court”), requesting the court to rule and confirm that Shandong Sinobioway Biomedicine, instead of Sinobioway Medicine, should be the shareholder of Sinovac Beijing despite that Sinobioway Medicine has been and is currently registered as the shareholder of Sinovac Beijing with the company registrar. Shandong Sinobioway Biomedicine also requested Zhangdian District Court to rule and order Sinovac Beijing to correct the registration of Shandong Sinobioway Biomedicine as the shareholder of Sinovac Beijing, Mr. Jialin Yue as the director, Chairman and Legal Representative of Sinovac Beijing and Mr. Weining Luan as the supervisor of Sinovac Beijing with the company registrar. In response to this newly filed case, on February 24, 2023, Sinovac Beijing filed an objection to the jurisdiction of Zhangdian District Court to hear this case. On March 12, 2023, Zhangdian District Court ruled that it has the jurisdiction to hear this case. On March 24, 2023, Sinovac Beijing filed an appeal to the Intermediate People’s Court of Zibo Municipality (“Zibo Intermediate Court”), in objection to the ruling made by Zhangdian District Court regarding its jurisdiction to hear the case. As of the date of this annual report, the case is pending with the final ruling to be made by Zibo Intermediate Court on the jurisdiction of Zhangdian District Court.

These and other actions taken by Sinobioway Medicine and its representatives may materially and adversely affect our business, financial condition and results of operations. We also cannot assure you that Sinobioway Medicine and its representatives will cease from interfering with our business.

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

The interests of the minority shareholder of Sinovac Beijing, Sinovac LS and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

We are the majority shareholder of and have equity interests in Sinovac Beijing, Sinovac LS and Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”). If our interests diverge from those of our minority shareholders, they may exercise their rights under the relevant articles of association, shareholder’s agreement or joint venture contracts of each of such subsidiaries and the relevant PRC laws to protect their own interests, which may substantially differ from ours. As a result, our ability to manage these subsidiaries as well as their own subsidiaries and affiliates may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

Recent disruptive actions taken by Sinobioway Medicine, a minority shareholder of Sinovac Beijing, has shown that its interests are not aligned with ours. We cannot assure that Sinobioway Medicine will be cooperative in handling matters related to the operations of Sinovac Beijing in the future.

As of the date of this annual report, Dalian Jin Gang Group, a minority shareholder of Sinovac Dalian, has been cooperating with us with respect to the business of Sinovac Dalian, and the minority shareholders of Sinovac LS have been aligned with us with respect to the business of Sinovac LS. We cannot assure, however, that these minority shareholders will continue to act in a cooperative manner in the future.

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

While we use raw materials and other key material supplies that are generally available from multiple commercial sources, certain raw materials may be in short supply or difficult for suppliers to produce in accordance with our specifications. Certain raw materials are from single-sourced suppliers, while we are expanding our supplier portfolio for supply alternatives, however, any efforts to substitute key materials from an alternate source may be delayed as they may require regulatory approval. Moreover, regulatory approvals to market our products may be conditioned upon obtaining certain materials from specified sources. The COVID-19 pandemic has also created a sudden surge in material used in COVID-19 vaccine and medical supplies. If third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and if we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

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

According to the China GMP guidelines, each vaccine product can only be produced in a dedicated production facility. In Beijing, we conduct the primary production of each vaccine in dedicated production plants at our Shangdi site, Changping site and Daxing site, and secondary filling and packaging at our Changping and Daxing site. In Dalian, we manufacture mumps and varicella vaccine at one facility. Though we have been constructing additional manufacturing facilities for our products, we do not maintain back-up primary production facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business.

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

We do not maintain any business interruption insurance to cover lost income as a result of any such events. The occurrence of such events could materially and adversely affect our business. We may keep building additional manufacturing facilities in the future. There can be no assurance, however, that we will be able to expand our manufacturing capabilities to or realize the anticipated benefits of our new facilities. Any of these factors could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need additional capital to upgrade or expand our production capabilities, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to further expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2022, we had approximately $4,286 million in cash and cash equivalents and restricted cash. We may undertake significant future financings in order to:

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

If we are unable to attract, train, retain and motivate our third-party marketing agents in mainland China, sales of our products may be materially and adversely affected.

In mainland China, we rely on our third-party marketing agents, who are dispersed across the country, to market our products to CDCs and other healthcare institutions. We believe that our future success in the Chinese market will depend on the dedication, efforts and performance of our third-party marketing agents. There are only limited numbers of competent and qualified marketing agents in the China vaccine industry. Our competitors may provide commissions or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing our products. If we are unable to attract, train, retain and motivate our marketing agents, sales of our products in the Chinese market may be materially and adversely affected.

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

On February 21, 2021, 2022 and 2023, we entered into the second, third and fourth amendments to the Rights Agreement, respectively, to extend the expiration date of the rights contained therein from February 22, 2021 to February 22, 2023 and further to February 22, 2024.

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

We had 3,558 full-time employees as of December 31, 2022 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of all our executive officers in the future.

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

We have entered into certain selected international markets and intend to continue to expand the sales of our products into new international markets. In expanding our business internationally, we have entered, and intend to continue to enter, markets in which we have limited or no experience and in which our brand may be less recognized. To promote our brand and generate demand for our products to attract distributors in international markets, we expect to spend significantly more on marketing and promotion than we do in our existing domestic markets when appropriate. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products.

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

Based on our estimates of the fair market value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of our common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in our shares, we are unable to reference the actual market prices of our common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our earnings per share and number of outstanding shares, and a comparison of such earnings per share to the earnings per share of certain other companies in industries similar to ours that have shares listed on a U.S. stock exchange. We cannot provide any assurances that the actual value of our shares is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. This uncertainty will continue so long as trading in our shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our common shares, additional reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

If we were deemed to be an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. NMPA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the WHO have confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. In July 2018, Changchun Changsheng Life Science Co., Ltd. was found by the government to have falsified production records.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from NMPA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years to develop and obtain regulatory approvals to commercialize Bilive and Anflu, respectively. EV71 vaccine took us eight years from 2008 to 2016 to develop and obtain regulatory approvals. Delays in obtaining NMPA approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, we may not maintain the approval and the approval may be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

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

Outside the PRC, our ability to market some of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. For example, our hepatitis A vaccine, Healive, can be supplied to certain international organizations and is eligible to participate into the tender process in some countries as it has passed the WHO prequalification assessment (“WHO PQ”). However, there are still countries that require additional marketing authorization to sell in such countries despite the WHO PQ status. These foreign regulatory approval processes include risks similar to those associated with the NMPA approval process as described above and may include additional risks.

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

We have a total of 94 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated or circumvented.

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

Risks Related to Doing Business in China

Overall economic conditions of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

We conduct a significant part of our operations in China, and generated approximately 74.8% of our sales in China in 2022. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•
the extent of government involvement;
•
the level of development;
•
the growth rate;
•
the control of foreign exchange;
•
the allocation of resources;
•
an evolving regulatory system; and
•
a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 40 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in the recent decade the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The PRC government also exercises significant control over Chinese economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

In addition, the PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government published new policies that significantly affected certain industries.

The PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For instance, in July 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) issued to solicit comments the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on the Draft Filing Measures ended on January 23, 2022.

On February 17, 2023, the CSRC promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisional Measures”), which has taken effect and been put into implementation since March 31, 2023. These Provisional Measures require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. Indirect offering or listing refers to offering or listing that is to be made and completed under the name of an overseas entity by a Chinese entity which has its main business activities conducted within China, on the strength of the overseas entity’s equity interest or similar interest in the Chinese entity, the assets of the Chinese entity, and gains or other similar interest from the Chinese entity. The Chinese entity that seek to offer or list securities overseas are required to stipulate its articles of association, set up effective internal control system and effectively regulate the corporate governance and accounting activities pursuant to the PRC Company Law and the PRC Accounting Law. In the meantime, under these Provisional Measures, the Chinese entity that seek to offer or list securities overseas must take the obligations and responsibilities to comply with and implement the state security regulations and take necessary security and safety measures and shall not divulge or disclose state secrets and secrets of all level government agencies. The overseas issuers shall appoint one of its entities which is located and carries out business activities in China as its responsible entity in China to make the filings and reporting under these Provisional Measures. Further, after the initial public offering, the relevant Chinese entity shall make the filing with CSRC within three business days of the completion of any issuance of new securities overseas. If a Chinese entity violates these Provisional Measures, such Chinese entity and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may be subject to administrative penalties such as warnings and fines. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Provisional Measures.

We cannot rule out the possibility that the Chinese government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and the value of our shares.

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

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”) and several other administrations jointly promulgated the Cybersecurity Review Measures (the “Review Measures”), which became effective on February 15, 2022. According to the Review Measures, (i) if a critical information infrastructure operator purchases network products and services or an online platform operator conducts data processing, either of which affects or may affect national security, a cybersecurity review shall be carried out according to the Review Measures; (ii) an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security.

These and other similar legal and regulatory developments could affect how we design our IT systems, how we operate our business, how our partners process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another. We may incur substantial costs to comply with such laws and regulations and to establish and maintain internal compliance policies.

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

In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac LS or Sinovac Biomed incurs debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us before the debt is fully paid.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 74.8% of our revenues in renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by our subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the PRC government could take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our PRC subsidiaries by means of foreign currency from us or other foreign lenders, the foreign borrowed amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce (“MOFCOM”) and registered with SAFE. Such loans must also be registered with SAFE as foreign debts. If we finance our PRC subsidiaries by means of additional capital contributions from offshore, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Towards the end of 2020 and in 2021, the RMB saw this past depreciation trend reversed and the RMB gained more than 2% against the U.S. dollar. However, in 2022, the RMB lost over 8% in value against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar.

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

Sinovac Beijing reconfirmed its “High and New Technology Enterprises” (“HNTE”), status and obtained the corresponding certificate in 2020 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing is entitled to a reduced enterprise income tax (“EIT”) rate of 15% from 2020 to 2022. Sinovac Dalian reconfirmed its HNTE status in 2020 for another three-year period, which is from 2020 to 2022. Sinovac LS, being confirmed as a HNTE in 2020 for a period of three years, is subject to the preferential EIT of 15% from 2020 to 2022. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income. Sinovac Beijing, Sinovac Dalian and Sinovac LS will re-apply for HNTE in 2023.

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

The Public Company Accounting Oversight Board (“PCAOB”) had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firms that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, our auditor had historically been unable to be inspected by the PCAOB. As a result, we and investors in our shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in the audit, reported financial information, and the quality of our financial statements.

Our shares will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into U.S. law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On May 4, 2022, we were identified by the SEC under the HFCAA. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

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

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. The Confidentiality Provisions outline obligations of issuers listed in overseas markets with operations in China when they provide information involving state secrets or sensitive information to their securities service providers (e.g., auditors) and overseas regulators. In addition, under the Confidentiality Provisions, such issuers are also required to obtain approval from the CSRC and other PRC authorities before accepting any investigation or inspection by overseas regulators. As the Confidentiality Provisions are recently promulgated and in effect, there are uncertainties with respect to their interpretation and implementation.

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

We were incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda pursuant to the International Business Corporations Act. Before we adopted our current name on October 21, 2003, we were called Net-Force System Inc. and were primarily engaged in the online gaming business. In September 2003, we issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million. We currently own 73.09% of the equity interests in Sinovac Beijing and Sinobioway Medicine owns a 26.91% interest.

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

In November 2009, we entered into a joint venture agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, we made an initial cash contribution of RMB60.0 million in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB 140.0 million, including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian.

In December 2010, we purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million. In 2014, the board of directors passed a resolution to increase our capital contribution to Sinovac Dalian in the amount of RMB80.0 million, which aimed to increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million is provided to Sinovac Dalian. In 2016, an additional RMB30.0 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million was completed. In October 2016, our equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, we closed a public offering of our common shares. We issued and sold 11.5 million common shares at $5.75 per share. We received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable.

In 2013, we increased the capital investment to Tangshan Yian with the total amount of $4 million, which we lent to Tangshan Yian in 2010. In the same year, we lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes and operational activities. In December 2015, we entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer our

100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million. The disposal of Tangshan Yian was completed in February 2016.

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

In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our common shares and Series B Preferred Shares then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a share of our newly created series C junior participating preferred shares (the “Series C Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares and/or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2021, 2022 and 2023, we further amended the amended and restated Rights Agreement to extend its term until February 2024.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order restraining Sinovac Antigua from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court, and this order was extended in January 2022 until the conclusion of the appeal process to the Privy Council. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard by the Court of Appeal on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. On February 24, 2022, 1Globe obtained permission from the Court of Appeal for leave to appeal certain appeal grounds to the Privy Council, although not including the challenge to the validity of the Rights Agreement.. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending. See “Legal and Administrative Proceedings” for additional information.

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

On August 6, 2020, we established Sinovac Singapore, a wholly owned subsidiary focuses primarily on registering and distributing vaccine products in Singapore and exporting our products abroad. In addition, Sinovac Singapore seeks research and development collaboration opportunities with third parties in Asia.

In November 2020, we increased our equity ownership of Sinovac Dalian from 67.86% to 68%, by converting RMB46.6 million debt into equity.

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

In 2022, we set up subsidiaries in Thailand, the Philippines, Mexico, Peru, Colombia, Ecuador, Bangladesh, Indonesia, Pakistan as part of our globalization strategy.

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

We initiated the development of CoronaVac, an inactivated vaccine against COVID-19, in January 2020. On February 5, 2021, NMPA granted a conditional marketing authorization for CoronaVac to be used in individuals aged 18 and above, and we obtained the approval of its emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was approved for the WHO’s EUL procedure. As of the date of this annual report, CoronaVac have been authorized in more than 60 countries and regions under conditional marketing authorizations or emergency use. We continue to actively seek regulatory approval of CoronaVac in other countries and regions around the world in an effort to maximize global accessibility and affordability of the COVID-19 vaccine. In July 2021, we entered into an advance purchase agreement with the Global Alliance for Vaccines and Immunization (“Gavi Alliance”) to provide up to 380 million doses of CoronaVac for global distribution. CoronaVac has become the only inactivated COVID-19 vaccine in the world approved for use for children as young as six months old, after the Secretary of

Health of Hong Kong approved the lowering of the minimum age for receiving CoronaVac from three years to six months old for “off-label use” in early August 2022. CoronaVac was approved for pediatric use in over ten countries.

In July 2021, we were granted a production license for our sabin inactivated polio vaccine (sIPV). In June 2022, our sIPV vaccine was prequalified by the WHO, and our sIPV vaccine is now available for United Nations agencies to purchase to support the global polio eradication strategy.

In November 2022, our live attenuated varicella vaccine was prequalified by the WHO, marking the first WHO prequalified Chinese varicella vaccine.

Our Products

We specialize in the research, development, manufacturing and commercialization of vaccines for infectious diseases with significant unmet medical need. Set forth below is a chart that outlines our current marketed products and those that we have developed or are developing.

Product	Indication	Pre-clinical	File IND	Obtain Clinical Approval from NMPA	Phase I	Phase II	Phase III	On sale
Healive	Hepatitis A							
Bilive	Hepatitis A&B							
Anflu	Influenza							
Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(1)	
Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(2)	
Panflu.1	Influenza A H1N1 Virus							
Mumps Vaccine	Mumps							
EV71 Vaccine	EV71 Virus							
Varicella Vaccine	Varicella-zoster Virus (Herpes Virus 3, Human)							
Pneumococcal Polysaccharide Vaccine	Pneumococcus							
Sabin Inactivated Polio Vaccine	Polio							
Quadrivalent influenza vaccine	Influenza Virus							
CoronaVac	COVID-19							
Group A and Group C Meningococcal Conjugate Vaccine	Meningococcal Conjugate Vaccine							
Group ACYW135 Meningococcal Conjugate Vaccine	ACYW135 Meningococcal Conjugate Vaccine							
Adsorbed Tetanus Vaccine	Adsorbed Tetanus Vaccine							
Haemophilus Influenzae Type b Conjugate Vaccine	Haemophilus Influenzae Type b Conjugate Vaccine							
Recombinant COVID-19 Vaccine	Recombinant COVID-19 Vaccine							
Pentavalent DTaP-IPV/Hib Combination Vaccine	Pentavalent DTaP-IPV/Hib Combination Vaccine							
Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell)	Reassortant Rotavirus Vaccine							
Bivalent Enterovirus Vaccine (Vero Cell)	Bivalent Enterovirus Vaccine

(1)
Our Panflu Whole Viron Pandemic Influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(2)
Our Panflu Split Viron Pandemic Influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
•
Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, consuming contaminated food or drinking water that has been contaminated by hepatitis A virus. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. Healive obtained WHO pre-qualification in 2017 which enabled us to expand our Healive international sales and market. Our production line to manufacture our hepatitis vaccines, has an aggregate combined production capacity of approximately 20 million doses annually. By the end of 2022, Healive has been approved by over 20 countries and organizations around the world and authorized to be administered in more than 30 countries and regions.

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
•
Panflu. In April 2008, we were granted a production license for Panflu by the NMPA. Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. The vaccine is approved for supply within China to the Chinese national vaccine stockpiling program and may not be sold directly to the Chinese commercial market. Our production line to manufacture our flu vaccines, Anflu, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 20 million doses of Panflu given the yield of virus strain received from the WHO. We produced Panflu for government stockpile since 2008, and we started recognizing revenue in 2010, while the stockpile has stopped since 2017.
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
•
Panflu.1.In September 2009, we were granted a production license for Panflu.1 by the NMPA. Panflu.1 is the first approved vaccine in the world against the influenza A H1N1 virus. We started to sell Panflu.1 in September 2009 but has not generated revenue since 2011, and Panflu.1 is not likely to generate revenues in the foreseeable future.
•
Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. In September 2012, we were granted a production license for mumps vaccine by the NMPA. We began to sell mumps vaccine in December of 2012.

•
Inlive. EV71 causes HFMD among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including China, Malaysia, Singapore, Australia, Vietnam and Taiwan. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, the NMPA accepted our application to commence human clinical trials and on December 23, 2010, we obtained the approval from the NMPA to commence clinical trials. In 2013, we completed all three phases of clinical trials. On December 30, 2015, the NMPA issued the new drug certificate and production license for our EV71 vaccine, which was to be used in children aged six months to three years old. On January 25, 2016, the NMPA issued the GMP certificate for Inlive. We have been granted eleven patents relating to the EV71 vaccine in China. In order to provide EV71 vaccine protection for more children, we started a Phase III clinical study on expanded age group of Inlive usage in 2017 and completed the study in 2019. In June 2021, the NMPA approved Inlive’s use in children aged six to seventy one months old. Furthermore, in November 2022, Inlive was approved by the food and drug administration of Indonesia (BPOM), making it the first vaccine approved in Indonesia to prevent hand, foot and mouth diseases (HFMD). It is also the first overseas marketing authorization granted to Inlive.
•
Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with NMPA in January 2013 and obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application was filed with NMPA in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year. In December 2019, Medical Products Administration of Liaoning Province approved and issued a product license for our varicella vaccine, and we began to sell varicella vaccine in April 2020. In November 2022, our varicella vaccine was prequalified by the WHO, marking it the first WHO prequalified Chinese varicella vaccine.
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
•
Sabin Inactivated Polio vaccine (“sIPV”).Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person spread mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (“OPV”), is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. sIPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the WHO’s Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology (“INTRAVACC”) a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we completed the pre-clinical study and submitted the application for clinical trials to NMPA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which was completed in 2018. In January 2019, the NDA was submitted to the NMPA and we completed the production site inspection in October 2020. In July 2021, the NMPA approved and issued a product license for our sIPV and sales began in November 2021. In June 2022, our sIPV vaccine was prequalified by the WHO, and our sIPV is now available for United Nations agencies to purchase to support the global polio eradication strategy.
•
Quadrivalent influenza vaccine (“QIV”). Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one influenza B virus, QIV is designed to protect against four different flu viruses: two influenza A viruses and two influenza B viruses. These two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the NMPA. The approval to conduct human clinical trial was issued by the NMPA in November 2016. Phase III clinical trial has been completed. The preliminary results of the phase III clinical trial showed that the vaccine is safe and immunogenic. The site inspection was completed in March 2020. On June 24, 2020, the NMPA approved and issued a product license for our QIV vaccine and sales began in September 2020. In 2022, our QIV was approved for marketing use in Bangladesh and the Dominican Republic.

•
COVID-19 vaccine (“CoronaVac”). We initiated the development of a vaccine against COVID-19 on January 28, 2020. The application for clinical trials was submitted to NMPA on March 13, 2020. NMPA implemented a concurrent review on the full submission and granted the approval for clinical trials on April 13, 2020. The phase I clinical trial commenced on April 16, 2020. The phase I and II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the phase I trial and 600 participants in the phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in the Lancet Infectious Diseases on November 17, 2020. We started our first phase III trial on CoronaVac on July 21, 2020 in Brazil, and then in Turkey, Indonesia and Chile. There were a total of approximately 30,000 participants enrolled in the trial across those four countries. We also initiated global clinical studies of CoronaVac among children since 2021. We began rolling submission to the NMPA since September 2020 and the NMPA carried out rolling reviews when the submission was made. On February 5, 2021, the NMPA granted a conditional marketing authorization for CoronaVac for use in individuals aged 18 and above, and we obtained the emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was validated for emergency use under the WHO Emergency Use Listing ("EUL") procedure and recommended by the Strategic Advisory Group of Experts on Immunization for use in all individuals aged 18 and above. In November 2022, the WHO extended the emergency use in children as young as three years old. This is the youngest age that the WHO has validated for EUL of COVID-19 vaccines in the world so far. As of the date of this annual report, CoronaVac have been authorized in more than 60 countries and regions under conditional marketing authorizations, emergency use or full registration.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•
Group A and Group C Meningococcal Conjugate Vaccine, Freeze-dried, Neisseria meningitidis. This vaccine causes meningococcal disease, which are often severe, can be deadly, and include infections of the lining of the brain and spinal cord (meningitis) and bloodstream. Group A and Group C Meningococcal Conjugate Vaccine is a freeze-dried formulation containing Neisseria meningitidis serogroups A and C polysaccharides conjugated to a CRM197 protein carrier. The vaccine can effectively prevent meningococcal disease, especially for younger children (down to 2 months old) and teens. Our Group A and Group C Meningococcal Conjugate Vaccine was approved for clinical studies by the NMPA in December 2022.
•
Group ACYW135 Meningococcal Conjugate Vaccine. This vaccine is a quadrivalent meningococcal vaccine containing polysaccharides from serogroups A, C, W, and Y conjugated to a CRM197 carrier protein, which protects against four types of meningococcal bacteria (types A, C, W, and Y). The vaccine effectively prevents younger children (as young as 2 months old) and teens from meningococcal disease. Our Group ACYW135 Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in April 2023.
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
•
Recombinant COVID-19 Vaccine (CHO Cell, Omicron Strain). Coronavirus Disease 2019 (COVID-19) is caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). SARS-CoV-2 is a highly contagious virus that causes the pandemic in the past three years. The severity of COVID-19 symptoms can range from very mild to severe, though mostly mild, some (especially the elderly) may experience worsened symptoms, such as worsened shortness of breath and pneumonia. COVID-19 vaccines are crucial tools to protect against severe disease and death. The Recombinant COVID-19 Vaccine stimulates the body to produce immunity against SARS-CoV-2 Omicron variant infection. We have submitted the Investigational New Drug Application (IND) to NMPA for Recombinant COVID-19 Vaccine (CHO Cell, Omicron Strain) in December 2022.
•
Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). Rotavirus is a highly contagious virus that causes severe watery diarrhea, vomiting, fever, and abdominal pain, which spreads easily among infants and young children. The Reassortant Rotavirus Vaccine is an orally administered vaccine used for prevention of rotavirus gastroenteritis in infants caused by rotavirus infection of six serotypes. We have submitted the written request to NMPA for a Pre-IND meeting for Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell) in March 2023.
•
Bivalent Enterovirus Vaccine (Vero Cell), Inactivated. Hand, foot, and mouth disease (HFMD) is a contagious viral infection caused by Enterovirus or Coxsackievirus, with symptoms of fever, malaise, skin rash, sore throat, and small blisters that ulcerate, and few with severe symptoms of viral encephalitis, brainstem encephalitis, pulmonary edema, acute flaccid paralysis, and even death. The Bivalent Enterovirus Vaccine can prevent infants and younger children from affecting EV-A71 and CV-A16, the two main pathogens associated with hand, foot, and mouth disease. We have submitted the written request to NMPA for a Pre-IND meeting for Bivalent Enterovirus Vaccine (Vero Cell), Inactivated in July 2021.

•
Pentavalent DTaP-IPV/Hib Combination Vaccine. Based on the above two developing vaccines—Adsorbed Tetanus Vaccine and Haemophilus Influenzae Type b Conjugate Vaccine, and our listed product Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains, we are in the preclinical development process of the Diphtheria, Tetanus, Pertussis (acellular, component)，Poliomyelitis (Sabin, inactivated) Vaccine (adsorbed) and Haemophilus Influenzae Type b Conjugate Vaccine (DTaP-IPV/Hib).
•
Other vaccines. Currently we are developing different types of vaccines to prevent more than 20 life-threatening diseases, which are under preclinical studies or have completed preclinical studies.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive, varicella vaccine, QIV, PPV, sIPV and CoronaVac. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as the vaccine products with extensive market demand in China and other countries. We have undertaken nearly 60 national, provincial and ministerial science and technology R&D projects, received two national level technology awards, and published more than 140 SCI papers, many of which were published in top academic journals including New England Journal of Medicine, The Lancet, Science and Nature, etc. Furthermore, we also lead the Chinese branch of the BRICS Vaccine Research and Development Center. So far we have obtained 94 patents for our core technologies in China.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarters to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products. In 2021, we moved pipeline product development to our new site in Daxing District of Beijing, where we also produce CoronaVac. Currently, we have a research and development team of over 500 people and have established an academic workstation, as well as a national-level post-doctoral scientific research workstation.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $422.1 million, $155.0 million and $48.8 million in 2022, 2021 and 2020, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

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

In 2018, our sales model was totally transformed to a collaborative model between our sales team and third-party marketing agents. We have formed a marketing management team, strengthened the compliance management to third-party marketing agents, and expanded market coverage, improved our competitive position in the market, and improved the quality of customer services through professional and academic promotion activities. As of December 31, 2022, our internal sales and marketing team covered 2,394 district CDC customers in 31 provinces and municipal cities in China. Our sales and marketing team is mainly responsible for developing marketing strategy for each product, medical education of our products, maintenance of customer relationship at or above the provincial level, bidding access at the provincial level, development of the public market, as well as product sales related services and the support and management of third-party marketing promotion agents. We cooperate with 48 third-party marketing promotion agents, engaging approximately 1,500 marketing and promotional staff. The team of the third-party agents carries out business with district CDC customers and point of vaccination (POVs) with our support in all aspects. In addition, we have taken the lead in placing commercial insurance compensation mechanism for adverse events response to vaccination nationwide in the private vaccine market and certain government sponsored programs to provide more professional services for CDC customers and end-users. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

In 2022, 2021 and 2020, our sales in China contributed 74.8%, 56.3% and 71.6%, respectively, of our total sales. As of December 31, 2022, we had already exported our vaccine products to 53 countries. In order to speed up the business globalization, as well as strengthening our reputation for quality, we obtained WHO prequalifications for hepatitis A vaccine, Healive, in December 2017, sIPV vaccine in June 2022 and for live attenuated varicella vaccine in November 2022. In June 2021, CoronaVac was approved for the WHO’s EUL procedure.

We will continue to explore the globalization of our product portfolio and develop products targeting potential international markets where we believe we can be successful.

Seasonality

Our business is highly seasonal. For example, the influenza season generally runs from November through March of the next year, and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from seasonal flu vaccines from August to October. We expect this seasonality in our business to contribute to significant quarterly fluctuations in our operating results. In the first quarter, our strong winter-season sales are usually offset by the slow-down of business during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including CDCs and most departments in hospitals, are either closed or substantially reduce the level of their activities. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.”

Suppliers

We obtain the raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we have used for Bilive production. We have sourced hepatitis B antigens entirely from Beijing Biological. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.” Raw materials generally are in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

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

Our production site in Changping District, Beijing primarily consists of a filling and packaging facilities that complies with the new PRC GMP standards, as well as the EV71 production facility and the sIPV production facility. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016. Our GMP compliant sIPV vaccine production line was built in 2017 with a designed annual production capacity of 40 million doses. Our sIPV vaccine production lines in Changping site passed GMP inspection by WHO for prequalification purpose in June 2022.

We have three production sites in Daxing District, Beijing for CoronaVac which can also be used for other products in the future. The sites are in compliance with the new PRC GMP standards.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian received its GMP certificate from NMPA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018. Our varicella vaccine production line was inspected by the Medical Products Administration of Liaoning Province and a production license was granted in December 2019.

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

Under the terms of the technology transfer agreement, we will make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $0.3 million for the transfer of an additional six serotypes and related technology. As of December 31, 2022, we made total milestone payments of $1.2 million ($1.0 million under the agreement dated as of March 12, 2009 and $0.2 million under the amendment agreement dated as of December 14, 2011). The remaining milestone payments will be paid when we achieve each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, we entered into the third amendment to the technology transfer agreement dated March 12, 2009, as amended on November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both we and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. We did not make any payment in this regard for the years ended December 31, 2022, 2021 and 2020.

In August 2009, we entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) twelve years after the first commercial sale by us, unless the agreement is terminated earlier per the provisions included therein.

We agreed to pay NIH a license royalty of $80,000 upon execution of the agreement and a non-refundable minimum annual royalty of $7,500, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. For each country in the licensed territory under the patent license agreement, we also agreed to pay NIH benchmark royalties in the total amount of $0.3 million upon achieving the benchmarks as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. We recorded a license royalty of nil, nil and $1,000 for the year ended December 31, 2022, 2021 and 2020, respectively, as research and development expenses.

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

License fee and royalties of $3.4 million accrued at the end of 2011 were paid in 2012. We did not accrue any royalty payment in 2022, 2021 and 2020.

In April 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. The agreement has a term of 50 years.

We agreed to pay INTRAVACC a license fee of up to $2.4 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achievement of specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded a payment of $67,796 (€60,000) for the year ended December 31, 2022, as cost of goods sold. We recorded a payment of $72,345 (€60,000) for the year ended December 31, 2021, as cost of goods sold. We recorded a payment of $35,000 (€30,000) for the year ended December 31, 2020, as research and development expense.

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA (“GSK”), to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. We did not make any payment for purchasing measles seeds to GSK for the years ended December 31, 2022, 2021 and 2020.

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In 2010, the NMPA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies could no longer be sold in China. According to the NMPA, there are approximately 50 vaccine companies in China, of which we believe approximately 15 are our direct competitors for our non-COVID-19 vaccines.

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

Multiple vaccine products have been approved for sales worldwide. Many of these vaccine products are marketed by our major competitors in particular for hepatitis A, influenza, COVID-19 vaccine, varicella and sIPV. Specifically, with respect to the inactivated hepatitis A vaccine, we consider Merck Sharp & Dohme Corp.(“MSD”) as key competitors in China, and GlaxoSmithKline Biologicals （“GSK”）and MSD for the markets outside China. The live attenuated hepatitis A vaccine manufacturers include Institute of Medical Biology - Chinese Academy of Medical Sciences (IMBCAM), Pukang Biological Co., Ltd., and Changchun Institute of Biological Products. With respect to the hepatitis A and B vaccines, we are the only company with this product in China. With respect to the influenza vaccines, we consider Hualan Biological Engineering Inc. and Changchun Institute of Biological Products as key competitors in China, and Sanofi Pasteur S.A. as our major competitor for the markets outside China. With respect to the EV71 vaccines, we consider IMBCAM and China National Biotec Group Co., Ltd. as our key competitors in China, as well as GSK, MSD, GC Biopharm and SK Biosicence Worldwide. With respect to the COVID-19 vaccine, we consider China National Biotec Group, Pfizer, Moderna and AstraZeneca as our key competitors. With respect to the varicella vaccine, we consider Changchun BCHT Biotechnology Co., Ltd. and Changchun Keygen Biological Products Co., Ltd. as key competitors in China. With respect to the 23-valent pneumococcal polysaccharide vaccine, we consider Chengdu Institute of Biological Products, Walvax Biotechnology Co., Ltd. and Shenzhen Kangtai Biological Products Co., Ltd. as key competitors in China. For inactivate polio vaccine we consider IMBCAM and Sinopharm as our key competitor in China.

We believe we enjoy a number of advantages over the PRC domestic competitors and multinational competitors in China. Generally, we believe that the principal competitive advantage in the markets for our products and product candidates include:

•
safety and efficacy profile;
•
brand reputation;

•
product supply;
•
tax losses of our PRC subsidiaries; and
•
sales related services.

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

We have a total of 94 issued patents and a number of pending patent applications related to our vaccines in China.

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB6,449 million ($935 million) in 2022 to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide product liability insurance for Healive, Bilive, Anflu, Panflu and Inlive (excluding the United States and Europe) from April 2022 to April 2023. We also carry product liability insurance for all of our products in China. We maintain liability insurance to cover liability claims that may arise from the incidents relating to certain of the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. We are negotiating with the insurance providers for a renewal of our product liabilities insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Non-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug (“IND”) application to the Centers for Drug Evaluation. The applicant shall be provided with a decision on whether a consent is granted to conduct clinical study. If no decision is provided within 60 days, it’s regarded as permission granted. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

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

With respect to vaccines, we also have to comply with the NMPA’s Requirements on Application for Clinical Trial of New Preventive Biological Products. The sample vaccine products must be tested by the National Institutes for Food and Drug Control (the “NIFDC”) before they may be used in the clinical trials. We or the NMPA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

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

Classification of Vaccines

Vaccines refer to preventive biological products for human vaccination so as to prevent and control the occurrence and prevalence of diseases, including the Expanded Program of Immunization (EPI) and vaccines not covered by the immunization program (the “Private-Pay Market”).

•
EPI refer to the vaccines that must be inoculated to residents in accordance with government provisions, including vaccines determined in national immunization programs, vaccines added by provincial government in the implementation of national immunization programs, and vaccines used in emergency vaccination or group preventive vaccination organized by governments at the county level or above or their competent health departments. Purchase costs of vaccines under EPI are funded by the government.
•
Private-Pay Market refer to other vaccines voluntarily inoculated by individuals, and costs of vaccines are borne by individuals.

Mandated Manufacturing

Market authorization holder of vaccines refers to the enterprise who obtains both a vaccine registration certificate and a drug manufacturing license. Market authorization holders of vaccines must have adequate vaccines manufacturing capacity. Where the mandated manufacturing is necessary due to inadequate vaccines manufacturing capacity, the market authorization holder of vaccines must obtain an approval of the NMPA for such mandated manufacturing.

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

Post-Market Management of Vaccines

(a) Post-market investigation

The market authorization holders of vaccines must establish the whole-lifecycle quality management system of vaccines, and carry out post-market investigation to further confirm the safety, efficacy and quality controllability of the vaccines supplied to the market. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

(b) Quality retrospection analysis and risk reporting

The market authorization holders of vaccines must set up a vaccines quality retrospection analysis and risk reporting system, and faithfully report relevant information on vaccine manufacturing, distribution, post-market investigation and risk management to NMPA on a yearly basis. In case of failure of complying with such obligation, the market authorization holder of vaccines will be imposed a fine up to RMB2 million.

(c) Post-market evaluation

The NMPA has the right to request a market authorization holder of vaccines to conduct post-market evaluation or directly organize post-market evaluation. The NMPA will cancel the drug registration certificate for vaccines with serious adverse event to vaccination or endangering human health due to other causes.

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

Following the promulgation of the PRC Vaccine Administration Law in June 2019, the MIIT announced that the thresholds to entry in the Chinese vaccine industry will be raised and they will more strictly control the number of new vaccine manufacturers to be established.

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and subsidiaries representative of our major business, as of the date of this report.

As of December 31, 2022, we held 100% equity interest in Sinovac Biotech (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, Sinovac Biotech (Singapore) Pte. Ltd., our subsidiary established in Singapore, and Sinovac Biomed Co., Ltd., our subsidiary established in the PRC; we hold 73.09% of equity interests in Sinovac Biotech Co., Ltd., our subsidiary established in the PRC, 59.24% of the equity interests in Sinovac Life Sciences Co., Ltd. (formerly known as Sinovac Research & Development Co., Ltd.), our subsidiary established in the PRC, and 68% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., our subsidiary established in the PRC.

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

**** The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

D. Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Haidian District in Beijing, with the total construction area of 48,980 square feet (4,550 square meters), of which approximately 16,700 square feet (1,551 square meters) are used as office space and approximately 32,300 square feet (2,999 square meters) are used for the production plant for Healive. We own the facilities on this construction site.

In August 2004, we signed two 20-year leases with SinoBioway Biotech Group Co. Ltd. (“SinoBioway”), pursuant to which we leased two buildings of approximately 35,800 square feet (3,330 square meters) and 13,300 square feet (1,236 square meters), respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in the lease rental. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing’s production facilities in our Shangdi site, pursuant to which we lease one building of approximately 37,000 square feet (3,437 square meters), located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building until 2013. The filling facilities have been moved to Changping site since 2013, and the original filling facilities space is set up as the commercial production facility for our pneumococcal vaccines.

In September 2010, we entered into an agreement with SinoBioway, under which we lease a space of 6,780 square feet. The lease term is five years and we use it for our research and development function. On April 8, 2013, we entered into three supplemental agreements with SinoBioway, under which the expiration date of each of the four operating lease agreements was extended to April 7, 2033.

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

In February 2010, we acquired a right to use approximately 312,380 square feet (29,021 square meters) of land located in Changping District, Beijing (“Changping Site”) with five buildings with a total built-out area of 347,900 square feet (32,322 square meters) for a total consideration of approximately RMB123.6 million. We have made all required payments by December 31, 2012. We built a new filling and packaging line, EV71 production facilities and a storage warehouse at the Changping site. In May 2013, the new filling and packaging facility at the Changping site was granted the GMP certificate, following which, we moved all the filling and packaging activities to the Changping site. The five-year GMP renewal at the Changping site for the filling and package line was successfully completed on April 13, 2018. The new storage warehouse was put into operation in December 2010. The EV71 vaccine production line at the Changping site has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. In July 2016, we started to build our sIPV plant for bulk production at the Changping site with capacity approximately 40 million doses and we obtained the approval of sIPV from the NMPA in 2021. In 2021, we expanded the filling and packaging facilities to add additional filling and packaging lines and moved the storage to leased warehouse.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and rubella vaccines for human use. Sinovac Dalian has nine existing buildings with a total construction area of 581,200 square feet (54,000 square meters), located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012 for five years. The renewed GMP certificate issued by Food and Drug Administration of Liaoning Province was obtained on February 13, 2018, which will remain valid until February 12, 2023. The construction of a varicella vaccine production plant was completed in 2019. The production permit was granted in December 2019 after the Medical Products Administration of Liaoning Province’s inspection of our varicella vaccine production line. The annual capacity of the varicella production line is 5 million doses.

In 2009, we established Sinovac LS focusing on R&D. In 2020, Sinovac LS obtained a drug production license. Currently, Sinovac LS is mainly committed to the research and development, production and sales of COVID-19 vaccine, CoronaVac, as well as the research and development of other new products. Sinovac LS is located in the biomedical industry base in Daxing District, Beijing, which has five production bases through direct ownership or lease. Our CoronaVac production sites are in compliance with the new PRC GMP standards. Sinovac LS had a rapid growth in 2020 and 2021, and in order to host future pipeline product manufacturing facilities, Sinovac LS also acquired an additional campus in the same area. As of the date of this annual report, Sinovac LS has a total built-out area of 511,000 square meters and has a total construction area of 376,000 square meters in the Daxing District.

In September 2022, we initiated the construction of a new industrialization base in Zhongguancun Life Science Park in Changping District of Beijing, which is designed to be a base for the industrialization of our high-tech achievements. It is planned to consist of seven main buildings, with a total construction area of about 1,324,000 square feet (123,000 square meters), and the total investment amount is expected to exceed RMB2 billion. It is expected that the construction of the main structure will be completed by the end of 2023 and the buildings will be put into use in 2024. After completion, the base will serve as the generic technology platform, service platform and manufacturing base for frontier fields in biomedicine in China to accelerate the transformation of biomedical research achievements.

In July 2022, we commenced the construction of the Vaccine Quality Research Center in our Changping site, with a construction area of 280,000 square feet (26,000 square meters). The Vaccine Quality Research Center is expected to be put into use in the second half of 2023. It is mainly used for the research on storage and quality control of vaccines during their whole manufacturing process from active pharmaceutical ingredient to finished products, providing support for improving vaccine quality standards and quality control abilities and housing the industrialization of different varieties of vaccines.

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

Products	Date of Approval
Healive	May 2002
Bilive	June 2005
Anflu	October 2005
Inlive	January 2016
Panflu(1)	April 2008
Panflu.1(1)	September 2009
Mumps	September 2012
Varicella	December 2019
Quadrivalent influenza	June 2020
Pneumococcal polysaccharide	December 2020
CoronaVac	February 2021
sIPV	June 2021

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

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and

May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. We accrued a royalty of $9,000 at the end of 2018, which was paid in 2019. No royalties were incurred for the years ended December 31, 2022, 2021 and 2020.

No amortization expenses were recorded in 2022, 2021 and 2020 for proprietary rights as they were fully amortized.

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

The process of developing, obtaining and maintaining regulatory approvals for new products is lengthy, expensive and uncertain. While the development may take years to complete, the market environment may change from the time when the project is selected, which will have an impact on the expected return of the investment. We anticipate that we will frequently monitor the progress of each key project and determine which of our early-stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate.

Our pipeline consists of vaccine candidates with 5 types of vaccine technology in the clinical and pre-clinical development phases in China, as follows:

Group A and Group C Meningococcal Conjugate Vaccine, Freeze-dried.Neisseria meningitidis causes meningococcal disease, which are often severe, can be deadly, and include infections of the lining of the brain and spinal cord (meningitis) and bloodstream. Group A and Group C Meningococcal Conjugate Vaccine is a freeze-dried formulation containing Neisseria meningitidis serogroups A and C polysaccharides conjugated to a CRM197 protein carrier. The vaccine can effectively prevent meningococcal disease, especially for younger children (down to 2 months old) and teens. Our Group A and Group C Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in December 2022.

Group ACYW135 Meningococcal Conjugate Vaccine. This vaccine is a quadrivalent meningococcal vaccine containing polysaccharides from serogroups A, C, W, and Y conjugated to a CRM197 carrier protein, which protects against four types of meningococcal bacteria (types A, C, W, and Y). The vaccine effectively prevents younger children (down to 2 months old) and teens from meningococcal disease. Our company ACYW135 Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in April 2023.

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

Recombinant COVID-19 Vaccine (CHO Cell, Omicron Strain). Coronavirus Disease 2019 (COVID-19) is caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). SARS-CoV-2 is a highly contagious virus that causes the pandemic in the past three years. The severity of COVID-19 symptoms can range from very mild to severe, though mostly mild, some (especially the elderly) may experience worsened symptoms, such as worsened shortness of breath and pneumonia. COVID-19 vaccines are crucial tools to protect against severe disease and death. The Recombinant COVID-19 Vaccine stimulates the body to produce immunity against SARS-CoV-2 Omicron variant infection. We have submitted the Investigational New Drug Application (IND) to NMPA for Recombinant COVID-19 Vaccine (CHO Cell, Omicron Strain) in December 2022.

Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). Rotavirus is a highly contagious virus that causes severe watery diarrhea, vomiting, fever, and abdominal pain, which spreads easily among infants and young children. The Reassortant Rotavirus Vaccine is an orally administered vaccine used for prevention of rotavirus gastroenteritis in infants caused by rotavirus infection of six serotypes. We have submitted the written request to NMPA for a Pre-IND meeting for Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell) in March 2023.

Bivalent Enterovirus Vaccine (Vero Cell), Inactivated. Hand, foot, and mouth disease (HFMD) is a contagious viral infection caused by Enterovirus or Coxsackievirus, with symptoms of fever, malaise, skin rash, sore throat, and small blisters that ulcerate, and few with severe symptoms of viral encephalitis, brainstem encephalitis, pulmonary edema, acute flaccid paralysis, and even death. The Bivalent Enterovirus Vaccine can prevent infants and younger children from affecting EV-A71 and CV-A16, the two main pathogens associated with hand, foot, and mouth disease. We have submitted the written request to NMPA for a Pre-IND meeting for Bivalent Enterovirus Vaccine (Vero Cell), Inactivated in July 2021.

Pentavalent DTaP-IPV/Hib Combination Vaccine. Based on the above two developing vaccines—Adsorbed Tetanus Vaccine and Haemophilus Influenzae Type b Conjugate Vaccine, and our listed product Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains, we are in the preclinical development process of the Diphtheria, Tetanus, Pertussis (acellular, component), Poliomyelitis (Sabin, inactivated) Vaccine (adsorbed) and Haemophilus Influenzae Type b Conjugate Vaccine (DTaP-IPV/Hib).

Other vaccines. Currently we are developing different types of vaccines to prevent more than 20 life-threatening diseases, which are under preclinical studies or have completed preclinical studies.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grants that were deferred in the amount of RMB48.2 million ($7.0 million), RMB17.0 million and RMB92.4 million in 2022, 2021 and 2020, respectively. In addition, we received RMB51.4 million ($7.6 million), RMB10.9 million and RMB21.7 million in other government grants and subsidies that were recognized in the statements of comprehensive income (loss) in 2022, 2021 and 2020, respectively.

Deferred government grants included the following:

Government grants for property, plant and equipment

We have three deferred government grants related to property, plant and equipment. We have fulfilled the conditions attached to two grants and expect to fulfill another one in 2023. RMB2.43 million ($0.35 million) will be amortized in 2023 which was included in the current portion of deferred government grant and RMB13.64 million ($1.98 million) will be amortized after 2023 which was included in the non-current portion of deferred government grants. RMB3.08 million ($0.5 million) was recorded as a reduction to depreciation expense for the year ended December 31, 2022, as compared to $0.6 million and $0.4 million for the years ended December 31, 2021 and 2020, respectively, and nil was recorded as government grant recognized in income for the year ended December 31, 2022, as compared to $79,000 and $80,000 for the years ended December 31, 2021 and 2020.

Government grants for research and development

We have twelve deferred government grants related to various research and development projects. We expect to fulfil the conditions attached to eight grants in 2023 and recorded RMB101.9 million ($14.9 million) as the current portion of deferred government grants, while the remaining four grant’s condition is expected to be fulfilled after 2023 and RMB17.2 million ($2.5 million) was recorded in the non-current portion of deferred government grants.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income (loss) data	2022	2021	2020
	(in thousands except share and per share data)
Sales	$1,492,761	$19,374,904	$510,624
Cost of sales(1)	684,456	1,072,221	67,180
Gross profit	808,305	18,302,683	443,444
Operating expenses:
Selling, general and administrative expenses(1)	823,543	591,167	176,534
Provision for doubtful accounts	4,268	2,967	2,640
Research and development expenses(1)	442,108	155,040	48,760
Loss on disposal of property, plant and equipment	5,213	977	163
Government grants recognized in income	(760)	(725)	(297)
Total operating expenses	1,274,372	749,426	227,800
Operating (loss) income	(466,067)	17,553,257	215,644
Interest and financing expenses	(1,264)	(2,836)	(1,453)
Interest income	190,818	102,568	1,930
Other income (expense), net	301,751	(89,948)	496
Income before income taxes	25,238	17,563,041	216,617
Income tax recovery (expense)	62,893	(3,104,130)	(31,438)
Net income	88,131	14,458,911	185,179
Less: (income) loss attributable to non-controlling interests	25,735	(5,991,431)	(74,810)
Net income attributable to the shareholders of Sinovac	113,866	8,467,480	110,369
Preferred stock dividends	(5,982)	(5,982)	(6,015)
Net income attributable to common shareholders of Sinovac	107,884	8,461,498	104,354
Comprehensive (loss) / income	(770,914)	14,652,009	217,507
Less: comprehensive (income) loss attributable to non-controlling interests	370,882	(6,073,832)	(82,892)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(400,032)	$8,578,177	$134,615

(1)
Includes share-based compensation of nil, $7.7 million and $10.2 million in 2022, 2021 and 2020, respectively.

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

We market and sell our vaccine products primarily through provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory the pertinent CDC covers administratively. For vaccines included in the government sponsored expended immunization program, we actively participate in the tender and bidding organized by various provincial level CDCs. We enter into sales agreements with CDCs when we win a bid.

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

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2022, 2021 and 2020 amounted to $684.5 million, $1,072.2 million and $67.2 million, respectively, of which idle capacity amounted to $97.5 million, $8.6 million and $1.7 million, respectively. We produce our products and conduct the final product packaging in-house.

Our production capacities have not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense decreased from $376.3 million in 2021 to $262.9 million due to decreased sales in 2022 , which accounted for 18% of total sales revenue of 2022.

General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and human resources. Other significant costs include facilities costs, professional fees for accounting and legal services.

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

Taxes and incentives

Our PRC subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, income tax returns filed by our PRC subsidiaries for tax years beginning in 2017 remain open to examination by tax authorities.

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

Tax losses of our PRC subsidiaries in the amount of RMB467.9 million ($67.8 million) as of December 31, 2022 will expire from 2023 to 2027, if not utilized.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Sales. Total sales in 2022 decreased to $1.5 billion from $19.4 billion in 2021. The decrease was mainly due to the decreased sales of COVID-19 vaccine.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2022	2021
	(in thousands)
EPI	$732,578	$10,552,059
Private Pay	384,192	349,083
Export	375,991	8,473,762
Total sales	$1,492,761	$19,374,904

Gross Profit. Gross profit in 2022 decreased to $0.8 billion from $18.3 billion in 2021. Gross margin percentage decreased to 57.8% in 2022 from 94.5% in 2021, primarily due to the decrease of average selling price of COVID-19 vaccines.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2022 increased to $823.5 million from $591.2 million in 2021. The increase was mainly due to the establishment of a long-term employee incentive plan in 2022 (the "Employee Incentive Plan") following our successful COVID-19 campaign offset by lower selling expense due to reduced sales.

We recorded total share-based compensation of nil in 2022, compared to $7.7 million in 2021. As of December 31, 2022 and 2021, we had no unrecognized compensation costs.

Research and Development Expenses. Research and development expenses in 2022, primarily represented expenditures on the advancement of pipeline vaccines, increased to $442.1 million in 2022 from $155.0 million in 2021.

Interest and Financing Expenses. Interest and financing expense decreased to $1.3 million in 2022 from $2.8 million in 2021.

Income Tax Recovery (Expenses). Income tax recovery was $62.9 million in 2022, compared to $3.1 billion in income tax expense in 2021.

Net Income. Net income was $88.1 million in 2022, compared to $14.5 billion in 2021. Net income attributable to shareholders of Sinovac was $113.9 million in 2022, compared to $8.5 billion in 2021. Net income attributable to common shareholders of Sinovac was $107.9 million in 2022, compared to $8.5 billion in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Sales. Total sales in 2021 increased to $19.4 billion from $510.6 million in 2020. The growth was mainly contributed by sales of COVID-19 vaccines.

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

Research and Development Expenses. Research and development expenses in 2021, primarily represented expenditures on the advancement of pipeline vaccines, increased to $155.0 million in 2021 from $48.8 million in 2020.

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

B.
Liquidity and capital resources

To date, we have financed our operating and investing activities through cash flows from operations, bank borrowings and cash provided by financing activities. As of December 31, 2022, 2021 and 2020, our cash and cash equivalents and restricted cash were $4.3 billion, $11.6 billion and $1.1 billion, respectively.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Net cash (used in)/provided by operating activities	$(770,745)	$15,352,541	$479,309
Net cash used in investing activities	(5,760,470)	(3,023,574)	(204,756)
Net cash (used in)/provided by financing activities	(241,399)	(1,896,680)	592,566
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(560,769)	137,269	27,207
(Decrease)/increase in cash and cash equivalents and restricted cash	(7,333,383)	10,569,556	894,326
Cash and cash equivalents and restricted cash at beginning of period	11,619,760	1,050,204	155,878
Cash and cash equivalents and restricted cash at end of period	$4,286,377	$11,619,760	$1,050,204

Operating Activities

Net cash used in operating activities was $770.7 million in 2022, compared to net cash provided by operating activities of $15.4 billion in 2021. Net cash used in our operating activities in 2022 resulted primarily from our research and development expenses and the Employee Incentive Plan.

Net cash provided by operating activities was $15.4 billion in 2021, compared to net cash provided by operating activities of $479.3 million in 2020. Net cash provided by our operating activities in 2021 resulted primarily from our net income of $14.5 billion.

Investing Activities

Net cash used in investing activities was $5.8 billion in 2022, compared to $3.0 billion in 2021. We invested primarily in short-term and long-term investments and property, plant and equipment in 2022.

Net cash used in investing activities was $3.0 billion in 2021, compared to net cash used in investing activities of $204.8 million in 2020. We invested primarily in short-term investments and property, plant and equipment in 2021.

Financing Activities

Net cash used in financing activities was $241.4 million in 2022, compared to $1.9 billion in 2021. In 2022, we paid dividend of $263.2 million.

Net cash used in financing activities was $1.9 billion in 2021, compared to net cash provided by financing activities of $592.6 million in 2020. In 2021, we received loan proceeds of $13.5 million, made dividend payment of $1.9 billion and loan repayments of $33.4 million.

Accounts Receivable

Our total accounts receivable, including other receivables, decreased from $952.4 million as of December 31, 2021 to $537.1 million as of December 31, 2022 due to lower sales. Our average accounts receivable turnover time in 2022 was 174 days, compared to 12 days in 2021.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2022	2021
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$424,060	$902,995
Aging greater than one year, net of allowance for doubtful accounts	72,954	20,803
Total trade receivable	$497,014	$923,798

Borrowings

As of December 31, 2022, we had $0.3 million in short-term bank loans, offset by $4.3 billion in cash and cash equivalents, resulting in a liquid assets balance of $4.3 billion, compared with $11.6 billion at the end of December 31, 2021. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2022:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Everbright Bank	RMB81.4 million	5.88%	Quarterly	November 16, 2028	Purchase of property, plant and equipment

On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $30.7 million (RMB200 million) with China Everbright Bank to finance Sinovac Dalian’s purchase of property plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis point above the prime rate of a five-year term loan published by the People’s Bank of China, at 5.88%. Interest is payable quarterly and principal installment repayments begin in 2023 and shall be fully paid by November 16, 2028. As of December 31 2022, $0.3 million was recorded in bank loans due within one year and $11.5 million was recorded in long-term bank loans. Certain machinery and equipment of Sinovac Dalian with a net book value of $33.6 million (RMB232.0 million) were pledged as collateral.

Our weighted average effective interest rate on outstanding borrowings was 5.88%, 5.64% and 4.84% for the years ended December 31, 2022, 2021 and 2020, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

Treasury Policy

We have established a treasury policy to better utilize our financial resources and manage our cash that we generate from our operations. Under this policy, when our internal cash flow and liquidity forecast indicates that we have sufficient capital resources for our operating activities and our capital expenditure, we make liquid investments with a portion of our excess cash to achieve a better return on our assets than generating interest on bank deposits. Our cash and cash equivalents consists of cash on hand and investments in interest bearing demand deposits, time deposits, and other highly liquid investments which have original maturities of three months or less when purchased. Short-term and long-term investments primarily consists of deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions.

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

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our short-term and long-term bank borrowings, capital expenditures and cash requirements for potential investments.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

We made capital expenditures of $439.1 million, $751.0 million and $127.7 million in 2022, 2021 and 2020, respectively. As of December 31, 2022, our commitments related to capital expenditures of approximately $34.6 million were primarily for the construction of vaccine production facilities for pipeline products. We will finance such commitments through cash generated from operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments or obligations to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2022, sales return provision for our vaccine products was $17.7 million, compared to $33.7 million as of December 31, 2021. Sales return provision as a percentage of net sales was 1.2% and 0.2% in 2022 and 2021, respectively.

For the year ended December 31, 2022, we did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

We do not have contract assets since revenue is recognized as control of goods is transferred. Contract liabilities consist of advance payments from customers. Contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue on the consolidated balance sheets.

For the year ended December 31, 2022, we recognized sales of $54.5 million related to contract liabilities as of January 1, 2022.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2022 was $12.5 million, compared to $9.1 million as of December 31, 2021. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $4.3 million for the year ended December 31, 2022, compared to $3.0 million for the year ended December 31, 2021.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive, Mumps, Varicella, CoronaVac, PPV and sIPV products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. The inventory provision in 2022, 2021 and 2020 was $140.0 million, $70.1 million and $5.8 million, respectively.

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

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized. We did not record any impairment charges on long-lived assets in 2022, 2021 and 2020.

Income Tax Valuation Allowance

In 2022, we recorded $71.1 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Recently Issued Accounting Standards

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption.

This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. We do not expect that the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	59	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3) (4)	62	Independent Director
Yuk Lam Lo(1) (2) (3)	73	Independent Director
Kenneth Lee(2) (3)	55	Independent Director
Meng Mei(1) (2) (3)	68	Independent Director
Shan Fu(3) (4)	56	Independent Director
Nan Wang	56	Chief Financial Officer, Vice President
Qiang Gao	46	Chief Operating Officer, Vice President
Guang (Helen) Yang	43	Chief Business Officer
Jing Li	49	Vice President, Quality and Production

(1)
Member of the audit committee.
(2)
Member of the corporate governance and nominating committee.
(3)
Member of the compensation committee.
(4)
Member of the investment committee.

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

Mr. Simon Anderson has served as an independent director of our company since July 2004. He is the chairman of our audit committee and a member of our compensation committee and corporate governance and nominating committee. Mr. Anderson advises companies listed on North American stock exchanges and private businesses in the areas of regulatory compliance, exchange listings and financial operations. He is a member of the Chartered Professional Accountants of British Columbia, having qualified as a Chartered Accountant in 1986. Mr. Anderson serves as a director of IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants.

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is the chairman of our corporate governance and nominating committee and a member of our audit committee and compensation committee. Currently Mr. Lo is serving as the Founding President of HK Bio-Med Innotech Association. He is also the Honorary Founding Chairman of Hong Kong Biotechnology Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is also the Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been served as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In mainland China, Mr. Lo is a member of Chinese People’s Political Consultative Conference in Jilin Province. He was also a consultant of the Centre for Disease Control and Prevention of China. In recognition of his leadership in the community and dedication to his field, Mr. Lo has received many awards, such as the “Pericles International Prize” in 2019. He is the second Asian and the first person from Hong Kong to be awarded the Prize since it was founded in 1986. In 2020, Mr. Lo was awarded the Bronze Bauhinia Star from the HKSAR government for his outstanding services over the past decades. In the business sector, Mr. Lo is the Chairman of GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hongsen Investment Management Limited. As at the date of this annual report, Mr. Lo holds directorships in the following listed companies: He is an Independent Non-executive Director of Luye Pharma Group Limited (2186.HK) and an Independent Non-executive Director of Zhaoke Ophthalmology Limited (06622.HK).

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of our compensation committee and corporate governance and nominating committee. He has more than 20 years of experience across private equity investments, corporate finance, and business development in China. Mr. Lee was a partner at SAIF Partners. Mr. Lee graduated from Amherst College.

Mr. Meng Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of our compensation committee, and member of our audit committee and corporate governance and nominating committee. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies. He has been the director of TusPark’s development center since its inception. Mr. Mei is also the Chairman of TusHoldings Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusHoldings Co., Ltd. is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur. Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

Mr. Shan Fu has served as an independent director since July 2018, when he was appointed as a director by the PIPE Investors in connection with the PIPE transaction described above. Mr. Fu is the chairman of our investment committee and a member of our compensation committee. Mr. Fu is a Managing Partner at Vivo Capital. Vivo Capital is a healthcare focused investment firm formed in 1996 with almost $7 billion under management. Prior to joining Vivo in 2013, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office. Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council. Mr. Fu is currently a director on the boards of 11 biotech companies.

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

Ms. Guang (Helen) Yang has served as our Chief Business Officer since April 2021. Ms. Yang is a key member of our executive team and is responsible for our worldwide commercial strategic development and operation. Ms. Yang joined Sinovac Beijing in 2003 and has nearly 20 years of experience in human vaccine industry. Ms. Yang is currently in charge of our global sales and marketing management, focusing on global marketing commercial strategy layout, development, transformation, building and upgrading our marketing commercial network and system. She is committed to continuously ramping up our marketing business and commercial capabilities, promoting and strengthening our global brand influence. Under her leadership, our products and services have benefited more than 60 countries and regions around the world during the COVID-19 period. In the domestic market, Ms. Yang leads our team to enhance the market positioning capabilities and brand influence recognition in China's vaccine industry. Ms. Yang obtained her MBA with outstanding graduate results from Peking University & Vlerick Leuven Gent Management School, Belgium in 2011. She received her master’s degree of science (Hons) in ISMA International Securities Investment and Banking from the University of Reading, United Kingdom in 2003 and her bachelor’s degree in economics (Hons) from China Agricultural University and University of Colorado Denver International School in 2002.

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

B. Compensation

For 2022, we paid approximately $244.8 million and accrued approximately $150.5 million in compensations to our directors and executive officers. We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits.

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

Our shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan and 4,000,000 shares reserved under 2012 Share Incentive Plan. As of December 31, 2022, an aggregate of 42,800 shares, consisting of 42,800 shares under the 2003 Stock Option Plan and no shares under the 2012 Share Incentive Plans, are still available for any future grant of incentive awards under the two share incentive plans. The following tables summarize, as of December 31, 2022, the outstanding options that we granted to several of our directors, executive officers, principal shareholders and to other individuals as a group, all of which were made under our 2012 Share Incentive Plan.

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

•
Size of plan. We have reserved an aggregate of 5,000,000 of our common shares for issuance under the 2003 Plan. As of December 31, 2022 an aggregate of 4,699,700 common shares have been issued pursuant to options issued under the 2003 Plan.
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

2012 SHARE INCENTIVE PLAN

In August 2012, our shareholders adopted a 2012 Share Incentive Plan, or the 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2022, 3,073,700 common shares were issued under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

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

•
Amendments or Termination. The 2012 Plan provides that in the event of any changes affecting our common shares or our share price, the plan administrator can make proportional and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan expired on August 22, 2022 upon the tenth anniversary of the date the plan was adopted and no further awards may be granted.

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

Board Diversity Matrix (As of April 28, 2023)
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

We currently have one member of our board of directors who is Diverse within the meaning of Nasdaq Rule 5605(f)(2)(B) and three women among the four senior executive officers. We believe that drawing from a broad range and variety of perspectives is beneficial to our success and helps us achieve our objectives in terms of efficiency for the benefit of our shareholders. Therefore, we are committed to increasing the range and variety of perspectives of our directors and senior management over time and, as such, supports initiatives aimed at identifying candidates with a broad range and variety of skills, qualifications, capabilities, talents, insights and professional and life experiences. We have not adopted a written diversity policy or target quota relating to the identification and nomination of Diverse directors and members of senior management. Diversity encompasses gender, age, experience, education, ethnicity, religious and cultural backgrounds as well as other dimensions such as lifestyle choices and family responsibilities (the “Designated Groups”). We focus on factors such as skills, qualifications, capabilities, insights, talents, personal attributes and professional and life experiences in the director and senior management identification and selection process. Recommendations for election and appointment are made on merit, in light of the skills, experience, independence and knowledge that we require to be most effective with regards to our current and future plans and objectives, as well as anticipated regulatory and market developments. We must retain the flexibility to add qualified directors and senior management. While consideration of the number of individuals from Designated Groups who are members of the Board and members of senior management will continue to be a component of the selection process, the necessity of obtaining the right synergy and balance among directors and senior management so as to optimize the Company's ability to meet the challenges it faces is paramount.

Our commitment to diversity is further reflected in the equal opportunities policy we adopted, which recognizes our commitment to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among our workforce, including at the highest level.

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

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominating committee and an investment committee.

Audit Committee

Our audit committee consists of Messrs. Simon Anderson, Yuk Lam Lo and Meng Mei, and is chaired by Simon Anderson, an audit committee financial expert, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2022, our audit committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2022, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2022, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

Investment Committee

Our investment committee consist of Messrs. Shan Fu and Simon Anderson, and is chaired by Mr. Shan Fu, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The investment committee assists the board of directors in fulfilling their responsibilities in relation to investment strategies, management and practices of the us and oversee the our investment transactions, management, policies and guidelines. The investment committee is responsible for, among other things:

• review, evaluate and recommend to the board of directors to approve investment projects within the prescribe scope of investment by the charter;

• establish and periodically review the our investment policies and guidelines;

• oversee and periodically review the performance of our investments, including the impact on such performance of our investment policies and guidelines;

• periodically review the structure, approach and effectiveness of our investment function, including the performance of, and allocation of responsibilities between, our personnel and third-party advisors

• select our money managers and investment advisors, monitor their performance and, when appropriate, terminate their engagement; and

• monitor on an ongoing basis the performance of our investment advisors and retain and terminate such advisors as it deems appropriate

In 2022, our investment committee held no meetings or passed resolutions by unanimous written consent.

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

D. Employees

As of December 31, 2022, 2021 and 2020, we had 3,558, 4,281 and 1,959 full-time employees, respectively. Of our workforce as of December 31, 2022, about 622 employees are primarily engaged in research and development, 179 employees are engaged in sales and marketing, 2,418 employees in production related and 339 employees in administration. As of December 31, 2022, we have a total of 717 temporary employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2023, by:

•
each of our directors and executive officers; and
•
each person/organization known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on 71,724,902 common shares outstanding as of March 31, 2023 before taking into account the issuance of the Exchange Shares in the Exchange and 114,133,056 shares, including 99,502,243 common shares and 14,630,813 Series B Preferred Shares, after taking into account the issuance of the Exchange Shares in the Exchange. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Additionally, for purposes of this item, share counts and calculations in the table below do not reflect the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange.

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

* Less than 1% of our common shares.

(1) According to the Amendment No. 8 to Schedule 13D filed with the SEC on March 15, 2023 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.

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

(5) According to the Schedule 13D filed with the SEC on July 7, 2017, the Amendment No. 1 to the Schedule 13D filed with the SEC on March 23, 2018 and the Amendment No. 2 filed with the SEC on March 19, 2019 and the Amendment No. 3 filed with the SEC on December 21, 2020 by 1Globe Capital LLC.

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

As of December 31, 2018, 71,139,402 of common shares were issued and outstanding. On February 22, 2019, 27,777,341 of Sinovac Antigua’s common shares and 14,630,813 of Sinovac Antigua’s Series B preferred shares were issued into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange. As described below under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, courts in Antigua and Delaware have enjoined the Company from issuing Exchange Shares from the Trust until final resolution of such matters. Taking into account issuance of the Exchange Shares, immediately following such issuance, 98,918,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. As of December 31, 2022, 99,502,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. Approximately 89% of the aggregate total of common shares and Series B Preferred Shares issued and outstanding were held by the record shareholders in the United States.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of our independent directors, as its office. We do not pay any rent to Mr. Lo and only pay our share of the utilities and property management fees, which totaled $3,155, $4,877 and $3,998 in 2022, 2021 and 2020, respectively.

Loan from a non-controlling shareholder

We have a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $4.4 million (RMB30 million) borrowed in August 2020 and repayable on August 9, 2023. This loan is unsecured, bearing interest at 6.5% per year and payable monthly.

Transactions with other related parties

We entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling RMB1.4 million. The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from RMB0.5 million to RMB1.4 million per year.

In June 2007, we entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of RMB2.0 million. The lease commenced in June 2007 and has a term of 20 years.

In September 2010, we entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac LS’ business in research and development activities for an annual lease payment of RMB1.0 million. The lease commenced on September 30, 2010 and has an initial term of five years.

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

As of December 31, 2022, $6.4 million in right-of use asset and $6.0 million in current and non-current lease liability are related to the lease with SinoBioway and Jin Gang.

In 2022, we invested in $88.4 million to certain Vivo Capitals funds, where Mr. Shan Fu is the Managing Partner at Vivo Capital.

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2003 Stock Option Plan” and “Item 6. Directors, Senior Management and Employees — B. Compensation — 2012 Share Incentive Plan.”

Trust for Incentive

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Trust for Incentive”.

Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Indemnification Agreements.”

Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement.”

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac Antigua and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac Antigua moved the matter from state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac Antigua filed a motion to dismiss Heng Ren’s claims. In July 2021, Sinovac moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. Sinovac has answered the complaint. On February 15, 2023, the court stayed discovery in the Heng Ren matter pending the resolution of an outstanding motion to dismiss filed in a purported shareholder's matter.

On December 5, 2022, a purported shareholder filed a putative class action complaint in United States District Court for the District of Massachusetts, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued Sinovac and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, Sinovac filed a motion to dismiss. The motion was fully briefed as of March 9, 2023, and is currently pending before the court.

On January 19, 2023, Sinovac filed a motion to stay the Heng Ren action pending the resolution of the putative class action. On February 16, 2023, Massachusetts federal court stayed the Heng Ren action.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. We attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

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

PRC Litigation

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Beijing Fourth Court. The complaint sought to hold the defendants jointly and severally liable for the torts they committed during an attempt of the defendants to take physical control of our facility in Shangdi site in Beijing on April 17, 2018. Later, Sinovac Hong Kong made an application to the court to add Sinovac Beijing as a third party to participate in the proceedings. The court has granted an order, permitting Sinovac Beijing to participate in the proceedings as a third party. At the hearing held on July 2, 2019, Sinovac Hong Kong, the defendants and Sinovac Beijing cross-examined the evidences submitted by each party. Based on the result of the cross-examination, the court declared that an independent evaluation firm shall be engaged by both the defendants and Sinovac Hong Kong to evaluate the losses and damages sustained by Sinovac Beijing as the result of the actions taken by the defendants on April 17, 2019. An independent evaluation firm was selected by the court and the evaluation was conducted accordingly. On September 17, 2020, the Fourth Intermediate People’s Court of Beijing issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality. The Higher People’s Court of Beijing Municipality held a hearing in September 2021. On October 31, 2022, the Higher People’s Court of Beijing Municipality issued a judgment in favor of Sinovac Hong Kong, upholding the judgment issued by the Beijing Fourth Court and ruling that Shandong Sinobioway Biomedicine, as the sole shareholder of Sinobioway Medicine, is jointly and severally liable for all the relevant obligations of Sinobioway Medicine to Sinovac Hong Kong.

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

On November 15, 2021, Sinobioway Medicine filed a complaint against Sinovac Beijing and Sinovac Hong Kong in Beijing Fourth Court. The complaint sought to dissolve and liquidate Sinovac Beijing with the argument that the board of directors of Sinovac Beijing has been unable to function for the benefit of the company and the two shareholders of Sinovac Beijing have gotten into a deadlock. In December 2022, Sinobioway Medicine filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and made an official ruling to dismiss the case on January 20, 2023.

In November 2021, Sinobioway Medicine filed a complaint against Sinovac LS, Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with the Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. On March 13, 2023, Beijing Fourth Court notified us by telephone that Sinobioway Medicine had just filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and is in the process of making an official ruling to dismiss the case.

On February 13, 2023, Shandong Sinobioway Biomedicine filed a complaint against Sinobioway Medicine and Sinovac Beijing with Zhangdian District Court, requesting the court to rule and confirm that Shandong Sinobioway Biomedicine, instead of Sinobioway Medicine, should be the shareholder of Sinovac Beijing despite that Sinobioway Medicine has been and is currently registered as the shareholder of Sinovac Beijing with the company registrar. Shandong Sinobioway Biomedicine also requested Zhangdian District Court to rule and order Sinovac Beijing to correct the registration of Shandong Sinobioway Biomedicine as the shareholder of Sinovac Beijing, Mr. Jialin Yue as the director, Chairman and Legal Representative of Sinovac Beijing and Mr. Weining Luan as the supervisor of Sinovac Beijing with the company registrar. In response to this newly filed case, on February 24, 2023, Sinovac Beijing filed an objection to the jurisdiction of Zhangdian District Court to hear this case. On March 12, 2023, Zhangdian District Court ruled that it has the jurisdiction to hear this case. On March 24, 2023, Sinovac Beijing filed an appeal to Zibo Intermediate Court, in objection to the ruling made by Zhangdian District Court regarding its jurisdiction to hear the case. As of the date of this annual report, the case is pending with the final ruling to be made by Zibo Intermediate Court on the jurisdiction of Zhangdian District Court.

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

Redemption, Repurchase and Surrender of Shares

Subject to the provisions of the International Business Corporations Act, as amended, we may by special resolution reduce our share capital, any capital redemption on reserve fund or any share premium account. However, in accordance with the International Business Corporations Act, we must not make any payment to purchase or redeem any redeemable issued by it if there are reasonable grounds for us believing that

a)
we are unable or would, after that payment, be unable to pay its liabilities as they become due; or
b)
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

Rights agreements are allowable under Delaware law. Additionally, as discussed above, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision was announced by the Court of Appeal on December 9, 2021, upholding the Antigua Judgment in each point. On April 19, 2022, 1Globe applied to the Privy Council for permission to appeal the determination in the Antigua Judgment that the Rights Agreement is valid under Antigua law. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign Currency Exchange

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of Renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to any of our PRC subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by MOFCOM, SAFE and NDRC, or their respective competent local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, Renminbi capital obtained from settlement of the foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless otherwise specifically provided by law, such Renminbi capital cannot be used for domestic equity investments. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. As a result, the use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if the relevant loan proceeds have not been used. As to the latest development, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, RMB capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the RMB entrusted loan or repay RMB loans if the proceeds of such loans have not been used.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. The major developments under SAFE Circular 59 are that the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. The reinvestment of lawful incomes, such as profit and proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment, by foreign investors in the PRC and the purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, pursuant to which the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches. SAFE Circular 13 took effect on June 1, 2015.

On April 26, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facility and Improving the Examination and Verification of the Authenticity, pursuant to which when handling the remittance of profits exceeding the equivalent of US$50,000 abroad for a domestic institution, a bank shall examine, according to the principle of transaction authenticity, the profit distribution resolution of the board of directors (or the profit distribution resolution of all partners) that is related to this remittance of profits abroad, the original of its tax record-filing form and the financial statements in proof of the profits involved in this remittance.

On June 9, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, to promote nationwide the reform of control approaches to foreign exchange settlement of foreign debts of enterprises and in the meantime to unify and regulate control over discretionary settlement and payment of foreign exchange receipts under capital accounts. Pursuant to this circular, domestic enterprises (including foreign-invested enterprises) may go through foreign exchange settlement formalities for their foreign debts at their discretion. In addition, domestic institutions may, at their discretion, settle up to 100% of foreign exchange receipts under capital accounts for the time being.

On October 23, 2019, SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with the law.

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

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year.

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

J. Annual Report to Security Holders

Not applicable.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China's foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2022 into renminbi at the noon buying rate of $1.00 for RMB6.8972 as of December 30, 2022, such a cash balance would have been RMB6.89 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB68,972 as of December 31, 2022.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand deposits, term deposits, and other investments placed with financial institutions. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding bank loans was 5.88%, 5.64% and 4.84%for the years ended December 31, 2022, 2021 and 2020. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $0.1 million based on our outstanding indebtedness as of December 31, 2022.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent our maximum exposure. We place our cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. Our customers are mainly various government agencies. For the year ended December 31, 2020, our largest customer accounted for 11% of our total revenue, and no single customer accounted for more than 10% of the total sales for the year ended December 31, 2021 and 2022. To manage credit risk, we perform ongoing credit evaluations of customers’ financial condition.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim its deposits or investments back in full. We have selected reputable international financial institutions with high rating rates to place its foreign currencies. We regularly monitor the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

ITEM 12. Description of Securities other than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

With respect to the preferred share purchase right, see Form 8-A and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (file no. 001-32371) which we filed with the Securities and Exchange Commission on February 22, 2019, February 21, 2020, February 22, 2021, February 22, 2022 and February 22, 2023, respectively.

C.
Other Securities.

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, we adopted the Rights Agreement. In February 2019, we amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of aggregate total of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding, in each case, without the approval of our board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a Series C Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020, 2021, 2022 and 2023, we further amended the amended and restated Rights Agreement to extend its term until February 2024.

On February 18, 2019, after reviewing the judgment of the Antigua Court of December 19, 2018 and considering all additional facts known to the board of directors, our board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under Sinovac Antigua’s Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void. Pursuant to the Rights Agreement, the board of directors elected to exchange each valid and outstanding Right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for an Exchange Share. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order restraining Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court. In January 2022, the Court of Appeal extended the order until the conclusion of any appeal to the Privy Council. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, at which the Court of Appeal refused 1Globe’s application to take the issue of the validity of the Rights Agreement to the Privy Council, but granted leave to appeal on certain other grounds. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Grant Thornton, an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022.

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

ITEM 16C. Principal Accountant Fees and Services

Grant Thornton audited our financial statements for the year ended December 31, 2022 and 2021. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton, for the periods indicated below.

	2022	2021
Audit fees(1)	$0.8 million	$0.8 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

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

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We did not have an annual meeting of shareholders in 2022, 2021 and 2020. Dentons, our

Antigua and Barbuda counsel, has provided a letter to the NASDAQ Global Select Market certifying that our current practice relating to the annual meeting of shareholders will not breach our Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, the SEC conclusively listed Sinovac Biotech Ltd. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Antigua or PRC governmental entities owns any shares of Sinovac Antigua or its subsidiaries, (ii) the Antigua or PRC governmental entities do not have a controlling financial interest in Sinovac Antigua or its subsidiaries, (iii) none of the members of the board of directors of Sinovac Antigua or its subsidiaries is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Sinovac Antigua or its subsidiaries contains any charter of the Communist Party of China.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

PART III

ITEM 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. Financial Statements

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

1.2

Certificate of Designations of Series A Junior Participating Preferred Shares (incorporated by reference to Exhibit A to Exhibit 4.1 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 29, 2016)

1.3

Certificate of Designations of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form 8-A (file no. 000-29031) filed with the Securities and Exchange Commission on February 22, 2019)

1.4

Certificate of Designations of Series C Junior Participating Preferred Shares (incorporated by reference to Exhibit 99.7 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

2.1

Specimen of Common Share Certificate (incorporated by reference to Exhibit 2.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

2.2

Specimen of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

2.3

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

4.1

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.5

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.6

Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.7

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.8

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.9

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.10

Form of Employment Agreement between the Registrant and Officers (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 11, 2018)

4.11

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.12

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.13

Form of Director Indemnification Agreements (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.14

Securities Purchase Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.15

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.16

Shareholders Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.17

Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.18

Trust Agreement dated as of February 20, 2019 between Sinovac Biotech Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.19

Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.20

Amendment to Amended and Restated Rights Agreement, dated as of February 19, 2020, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 21, 2020)

4.21

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2021, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2021)

4.22

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2022, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2022)

4.23

Shareholders’ Agreement dated December 4, 2020 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

4.24

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2023, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2023)

8.1*	List of Subsidiaries
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP(Formerly Marcum Bernstein & Pinchuk LLP)
15.2*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 28, 2023

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated expressed an unqualified opinion.

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

Critical audit matter

The critical audit matter communicated below is a matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Ongoing litigation

Description of the Matter

As described further in Note 18(b) and Note 22 to the financial statements, there is a series of ongoing litigation between the Company and 1Globe, and certain other minority shareholders. The Company’s board of directors determined that those shareholders became “Acquiring Person” and their conduct resulted in a “Trigger Event” under the Company’s Rights Agreement. As a result, 27,777,341 new common shares and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding rights. 1Globe filed an amended answer to the Company’s compliant, counterclaims, and a third-party complaint alleging, among other allegations, that the Rights Agreement is not valid, and that 1Globe did not trigger the Rights Agreement. On December 9, 2021, the Court of Appeal confirmed that the Company’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. The Company responded on October 21, 2022. On February 15, 2023, the

Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending. The final appeal is ongoing as of the date of this annual report. The Company cannot predict or estimate an outcome or economic burden for this litigation at this time.

The principal considerations for our determination that this litigation is a critical audit matter relates to material disclosure of contingencies and calculation of earnings per share, and involved subjective and complex auditor judgement.

How we Addressed the Matter in Our Audit

Our audit procedures related to the CAM included the following, amongst others:

•
Obtained an understanding, and evaluated the design and tested the operating effectiveness of management controls over review of ongoing litigation and assessment of the impact to financial reporting and disclosure.
•
Obtained an understanding of the status of litigation from management and reviewed the relevant litigation related documents.
•
Obtained written confirmation from the Company’s legal counsel to confirm the status of the litigation.
•
Obtained the list of legal service fees and reviewed relevant contracts for legal services provided to the Company.
•
Checked subsequent litigation events through inquiry of management and confirmation with the Company’s legal counsel.
•
Reviewed relevant disclosures in the financial statements.

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2021.

Beijing, China

April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Sinovac Biotech Ltd. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated April 28, 2023 expressed an unqualified opinion on those financial statements.

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

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

Beijing, China

April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sinovac Biotech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, shareholders’ equity and cash flows of Sinovac Biotech Ltd. (the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor from 2019 to 2021.

Beijing, China

April 22, 2021

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2022 and 2021

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$4,278,124	$11,608,855
Restricted cash (note 3)	8,253	10,905
Short-term investments (note 4)	7,034,569	1,806,449
Accounts receivable – net (note 6)	537,118	952,402
Inventories (note 7)	180,719	375,511
Prepaid expenses and deposits	15,242	160,987
Income tax receivable	72,371	—
Total current assets	12,126,396	14,915,109
Property, plant and equipment – net (note 8)	993,781	903,298
Prepaid land lease payments (note 9)	69,815	39,730
Intangible assets - net (note 10)	9,699	1,480
Long-term prepaid expenses (note 13(b))	23	25
Long-term investments (note 4)	661,440	655,835
Prepayments for acquisition of equipment	120,912	65,290
Deferred tax assets (note 15)	71,118	52,031
Right-of-use assets (notes 11 and 13(b))	58,586	115,376
Other non-current assets	2,798	—
Total assets	$14,114,568	$16,748,174
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans (note 12)	$293	$3,099
Loan from a non-controlling shareholder (note 13 (a))	4,358	1,582
Accounts payable and accrued liabilities (note 14)	905,923	1,020,651
Income tax payable	—	1,267,504
Deferred revenue (note 16)	17,955	79,941
Deferred government grants (note 17)	15,120	12,559
Dividend payable (note 19)	141,993	17,125
Lease liability (notes 11 and 13(b))	5,993	10,385
Total current liabilities	1,091,635	2,412,846
Deferred government grants (note 17)	4,477	4,870
Long-term bank loans (note 12)	11,513	12,668
Deferred tax liability	241,526	324,164
Loan from a non-controlling shareholder (note 13 (a))	—	4,708
Lease liability (notes 11 and 13(b))	52,516	112,465
Other non-current liabilities (note 15)	240	444
Total long-term liabilities	310,272	459,319
Total liabilities	1,401,907	2,872,165
Commitments and contingencies (notes 18 and 24)
EQUITY
Preferred stock (note 19)	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813, including 14,630,813 held in trust (2021 – 14,630,813, 14,630,813)
Common stock (note 19)	100	100
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,502,243, including 27,777,341 held in trust (2021 – 99,502,243, 27,777,341 )
Additional paid-in capital	540,582	547,691
Subscriptions receivable	—	(7,109)
Accumulated other comprehensive income (loss)	(383,276)	130,622
Statutory surplus reserves (note 21)	1,538,013	1,514,297
Accumulated earnings	7,225,987	7,141,819
Total shareholders' equity	8,921,421	9,327,435
Non-controlling interests	3,791,240	4,548,574
Total equity	12,712,661	13,876,009
Total liabilities and equity	$14,114,568	$16,748,174

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2022	2021	2020
Sales (note 23)	$1,492,761	$19,374,904	$510,624
Cost of sales	684,456	1,072,221	67,180
Gross profit	808,305	18,302,683	443,444
Selling, general and administrative expenses (including rent expenses incurred to a related party of 2022 - $819, 2021 - $851, 2020 - $798) (note 13(b))	823,543	591,167	176,534
Provision for doubtful accounts	4,268	2,967	2,640
Research and development expenses	442,108	155,040	48,760
Loss on disposal of property, plant and equipment (note 8)	5,213	977	163
Government grants recognized in income	(760)	(725)	(297)
Total operating expenses	1,274,372	749,426	227,800
Operating (loss) income	(466,067)	17,553,257	215,644
Interest and financing expenses – (including interest expenses incurred to a related party, 2022 - $354, 2021 - $916, 2020 - $663) (note 13(a))	(1,264)	(2,836)	(1,453)
Interest income	190,818	102,568	1,930
Other income (expense), net	301,751	(89,948)	496
Income before income taxes	25,238	17,563,041	216,617
Income tax recovery (expense) (note 15)	62,893	(3,104,130)	(31,438)
Net income	88,131	14,458,911	185,179
Less: (Income) loss attributable to non-controlling interests	25,735	(5,991,431)	(74,810)
Net income attributable to shareholders of Sinovac	113,866	8,467,480	110,369
Preferred stock dividends	(5,982)	(5,982)	(6,015)
Net income attributable to common shareholders of Sinovac	$107,884	$8,461,498	$104,354
Net income	88,131	14,458,911	185,179
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(859,045)	193,098	32,328
Comprehensive (loss) / income	(770,914)	14,652,009	217,507
Less: comprehensive (income) loss attributable to non-controlling interests	370,882	(6,073,832)	(82,892)
Comprehensive income (loss) attributable to shareholders of Sinovac	(400,032)	8,578,177	134,615
Earnings per share (note 22)
Basic net income per share	1.08	85.20	1.06
Diluted net income per share	1.00	74.27	0.97
Weighted average number of shares of common stock outstanding
– Basic	99,502,243	99,311,551	98,897,345
– Diluted	114,172,782	114,005,983	113,662,362

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. dollars, expect number of shares data)

							Accumulated other comprehensive income (loss) (foreign
	Common stock		Preferred stock		Additional paid-in	Subscriptions	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2019	98,903,243	$99	14,630,813	$15	$207,962	$—	$(4,321)	$33,533	$56,731	$294,019	$58,176	$352,195
Share-based compensation (note 20)	—	—	—	—	10,203	—	—	—	—	10,203	—	10,203
Exercise of stock options (note 20)	401,500	—	—	—	9,108	—	—	—	—	9,108	4,891	13,999
Subscriptions receivable	—	—	—	—	—	(7,109)	—	—	—	(7,109)	(4,891)	(12,000)
Cancellation of outstanding shares (note 20)	(10,000)	—	—	—	—	—	—	—	—	—	—	-
Equity transactions of subsidiaries	—	—	—	—	311,651	—	—	—	—	311,651	232,585	544,236
Dividend accrued (note 19)	—	—	—	—	—	—	—	—	(6,015)	(6,015)	—	(6,015)
Other comprehensive Income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	8,082	8,082
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	—	—	—	24,246	—	—	24,246	—	24,246
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	74,810	74,810
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	110,369	110,369	—	110,369
- Transfer to statutory surplus reserves (note 21)	—	—	—	—	—	—	—	16,844	(16,844)	—	—	—
Balance, December 31, 2020	99,294,743	99	14,630,813	15	538,924	(7,109)	19,925	50,377	144,241	746,472	373,653	1,120,125

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. dollars, expect number of shares data)

							Accumulated other comprehensive income (foreign
	Common stock		Preferred stock		Additional paid-in	Subscriptions	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2020	99,294,743	$99	14,630,813	$15	$538,924	$(7,109)	$19,925	$50,377	$144,241	746,472	$373,653	$1,120,125
Share-based compensation (note 20)	—	—	—	—	7,735	—	—	—	—	7,735	—	7,735
Exercise of stock options (note 20)	207,500	1	—	—	1,032	—	—	—	—	1,033	—	1,033
Dividend accrued and paid (note 19)	—	—	—	—	—	—	—	—	(5,982)	(5,982)	(1,898,911)	(1,904,893)
Other comprehensive income												—
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	82,401	82,401
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	—	—	—	110,697	—	—	110,697	—	110,697
Net income for the year
- Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	5,991,431	5,991,431
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	8,467,480	8,467,480	—	8,467,480
- Transfer to statutory surplus reserves (note 21)	—	—	—	—	—	—	—	1,463,920	(1,463,920)	—	—	—
Balance, December 31, 2021	99,502,243	100	14,630,813	15	547,691	(7,109)	130,622	1,514,297	7,141,819	9,327,435	4,548,574	13,876,009

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. dollars, expect number of shares data)

							Accumulated other comprehensive income(loss) (foreign
	Common stock		Preferred stock		Additional paid-in	Subscriptions	currency translation	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	adjustment)	reserves	earnings	equity	interests	equity
Balance, December 31, 2021	99,502,243	$100	14,630,813	$15	$547,691	$(7,109)	$130,622	$1,514,297	$7,141,819	$9,327,435	$4,548,574	$13,876,009
Subscriptions receivable	—	—	—	—	(7,109)	7,109	—	—	—	—	—	—
Dividend accrued and paid (note 19)	—	—	—	—	—	—	—	—	(5,982)	(5,982)	(386,452)	(392,434)
Other comprehensive loss
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(345,147)	(345,147)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	—	—	—	(513,898)	—	—	(513,898)	—	(513,898)
Net income for the year
-Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(25,735)	(25,735)
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	113,866	113,866	—	113,866
- Transfer to statutory surplus reserves (note 21)	—	—	—	—	—	—	—	23,716	(23,716)	—	—	—
Balance, December 31, 2022	99,502,243	$100	14,630,813	$15	$540,582	$—	$(383,276)	$1,538,013	$7,225,987	$8,921,421	$3,791,240	$12,712,661

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2022	2021	2020
Operating activities
Net Income	$88,131	$14,458,911	$185,179
Adjustments to reconcile net income to net cash provided by operating activities:
- Deferred income taxes (note 15)	(83,010)	265,096	(11,227)
- Share-based compensation (note 20)	—	7,735	10,203
- Inventory provision (note 7)	140,004	70,133	5,816
- Provision for doubtful accounts	4,268	2,967	2,640
- Loss on disposal of property, plant and equipment (note 8)	5,213	977	163
- Depreciation of property, plant and equipment (note 8)	153,819	84,446	3,693
- Amortization of prepaid land lease payments (note 9)	1,749	2,203	238
- Amortization of intangible assets (note 10)	1,029	183	106
- Government grants recognized in income	(760)	(725)	(297)
Changes in:
- Accounts receivable	289,600	(710,355)	(128,016)
- Inventories	30,382	(334,062)	(77,738)
- Income tax (recoverable) / payable	(1,275,296)	1,216,717	31,804
- Prepaid expenses and deposits	22,519	(143,324)	(13,151)
- Deferred revenue	(58,485)	(288,779)	339,329
- Accounts payable and accrued liabilities	(86,860)	720,858	131,777
- Other non-current liabilities	(3,048)	(440)	(1,210)
Net cash (used in) provided by operating activities	(770,745)	15,352,541	479,309
Financing activities
- Proceeds from bank loans	151	13,511	33,227
- Repayments of bank loans	(2,981)	(33,436)	(6,041)
- Proceeds from issuance of common stock, net of share issuance costs	—	1,033	1,999
- Dividend paid	(263,171)	(1,875,892)	—
- Proceeds from subsidiary's financing	11,291	—	541,043
- Government grants received (note 17)	14,797	4,317	16,521
- Loan from a non-controlling shareholder (note 13(a))	—	7,119	10,162
- Repayments of loan from a non-controlling shareholder (note 13(a))	(1,486)	(13,332)	(4,345)
Net cash provided by (used in) financing activities	(241,399)	(1,896,680)	592,566
Investing activities
- Proceeds from redemption of investments	6,327,521	6,567,491	124,562
- Proceeds from dissolution of subsidiary	114,352	—	—
- Proceeds from disposal of equipment	608	172	20
- Acquisition of intangible assets	(9,568)	(154)	(164)
- Prepaid land lease payments	(35,683)	(30,986)	—
- Purchase of investments	(11,658,465)	(8,826,611)	(201,688)
- Purchase of property, plant and equipment	(393,800)	(719,823)	(127,486)
- Purchase of equity investments	(105,435)	(13,663)	—
Net cash used in investing activities	(5,760,470)	(3,023,574)	(204,756)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(560,769)	137,269	27,207
(Decrease) increase in cash and cash equivalents and restricted cash	(7,333,383)	10,569,556	894,326
Cash and cash equivalents and restricted cash, beginning of year	11,619,760	1,050,204	155,878
Cash and cash equivalents and restricted cash, end of year	$4,286,377	$11,619,760	$1,050,204
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,112	$2,799	$1,041
Cash paid for income taxes	$1,321,563	$1,487,979	$11,172

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2022	Percentage of ownership as of December 31, 2021	Principal activities
Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	International sales and marketing
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Life Sciences Co., Ltd. (“Sinovac LS”) (formerly Sinovac Research & Development Co., Ltd.)	May 2009	PRC	59.24%	59.24%	Research and development, production and sales of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”)	January 2010	PRC	68%	68%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd. ("Sinovac Biomed")	April 2015	PRC	100%	100%	Distribution of vaccine products
Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore")	August 2020	Singapore	100%	100%	International sales and marketing

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

The ending balance of cash and cash equivalents and restricted cash presented in the consolidated statements of cash flows in 2022 is $4,286,377 (2021 - $11,619,760, 2020 - $1,050,204). It includes $ 4,278,124 cash and cash equivalents (2021 - $ 11,608,855, 2020 - $1,041,008) and $8,253 restricted cash (2021 - $10,905, 2020 - $9,196) as presented in the consolidated balance sheets

(d) Investments

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

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” on the consolidated balance sheets.

The allowance for credit losses of the held-to-maturity debt securities reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2022 and 2021, the allowance for credit losses provided for the held-to-maturity debt securities held by the Company was nil.

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

(e) Accounts Receivable

The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized costs. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which results in more timely recognition of credit losses. The Company estimates an allowance for doubtful accounts based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current and forecasted future economic conditions and other factors that may affect its customers’ ability to pay.

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

(l) Value-added Taxes

Value-added taxes (“VAT”) collected from customers relating to product sales and payable to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue.

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

As of December 31, 2022, sales return provision for the Company’s vaccine products was $17,719 (December 31, 2021 - $33,749). Sales return provision as a percentage of sales was 1.2% and 0.2% in 2022 and 2021, respectively.

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

For the year ended December 31, 2022, the Company did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have contract assets since revenue is recognized as control of goods is transferred. Contract liabilities consist of advance payments from customers. Contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue on the consolidated balance sheets. For the year ended December 31, 2022, the Company recognized sales of $54,494 related to contract liabilities as of January 1, 2022.

(n) Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income. For the year ended December 31, 2022, $14,550 of shipping and handling costs was included in selling, general and administrative expenses (2021 - $54,885, 2020 - $9,609).

(o) Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $6,010 for the year ended December 31, 2022 (2021 - $7,688, 2020 - $859).

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(q) Government Grants

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for R&D are recognized as a reduction to R&D expenses when the expenses are incurred in the same period as when the conditions attached to the grants are met, or recognized as government grants in income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of comprehensive income (loss), or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loans received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants.

(r) Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for employee retirement and other post-retirement benefits incurred was $31,247 for the year ended December 31, 2022 (2021 - $18,243, 2020 - $10,809).

(s) Foreign Currency Translation and Transactions

The Company maintains accounting records in functional currencies as follows: U.S. dollars (“$”) for Sinovac Biotech. Ltd., Sinovac Hong Kong and Sinovac Singapore, and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The Company recognized foreign exchange gain of $265,091 for the year ended December 31, 2022 (2021 - loss $68,026, 2020 - gain $2,554).

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

As of December 31, 2022, the Company recorded $7.27 billion financial assets measured at level 2 on a recurring basis.

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

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The Company also measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2022 and 2021.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(y) Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. In 2022, foreign exchange gain is $265,091 (2021 loss- $68,026, 2020 gain- $2,554). As of December 31, 2022, cash and cash equivalents of $1,490,336 (RMB 10,279 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2021 - $7,220,296 (RMB 46,012 million)).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investments in reputable financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. For the year ended December 31, 2020, one of the Company’s customers accounted for 11% of the Company’s total revenue, and no single customer of the Company accounted for more than 10% of the total sales for the years ended December 31, 2022 and 2021. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Other than loans from a non-controlling shareholder of $4,358 with fixed interest rates as of December 31, 2022 (note 13(a)), interests of other interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 12).

(z) Recently Issued Accounting Standards

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption.

This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on its consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3. Restricted Cash

As of December 31, 2022, the balance of $8,253 (December 31, 2021 – $10,905) represents cash collateral held as guarantee for export sales contracts, which are restricted until May 2024 the latest.

	December 31,
	2022	2021
Restricted Cash	$8,253	$10,905
Total Restricted Cash	$8,253	$10,905

4. Investments

Short-term investments

As of December 31, 2022 and 2021, the Company’s short-term investments were comprised of only debt securities. Short-term held-to-maturity investments were mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity, which are more than three months but less than one year. The carrying value of short-term investments as of December 31, 2022 and 2021 approximate their fair value.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded interest income from its short-term investments of $18,401, $51,034 and $1,154 in the consolidated statements of comprehensive income, respectively.

Short-term investments classification as of December 31, 2022 and 2021 were shown as below:

	December 31,
	2022	2021
Held-to-maturity debt investments	$7,034,569	1,806,449

Long-term investments

The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	December 31,
	2022	2021
Long-term held-to-maturity debt investments	$537,500	$642,004
Equity method investments and private equity investments without readily determinable fair values	123,940	13,831
Total long-term investments	$661,440	$655,835

Long-term held-to-maturity debt investments

Long-term held-to-maturity debt investment represents a deposit in a financial institution with a contractual maturity due over one year for which the Company has the positive intent and ability to hold those securities to maturity.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded interest income from its long-term held-to-maturity investment of $2,842, $14,143 and $nil in the consolidated statements of comprehensive income (loss) respectively.

Equity method investments

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Equity investment in Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi

In 2021, Sinovac LS through one of its wholly owned subsidiaries Sinovac Life Sciences (Hainan) Co., Ltd. and a business partner in the Republic of Turkey formed a joint venture Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi (“Keyvac”) in the Republic of Turkey, with the focus on manufacturing and commercialization of vaccines. The Company owns about 32.6% of Keyvac, and accounts for this investment under the equity method in accordance with ASC 323 due to the joint control over Keyvac’s operations through board representation and voting rights.

The Company invests in equity securities of certain companies whose securities are not publicly traded and fair value is not readily determinable and where the Company has concluded it does not have significant influence based on its ownership percentage and other factors. These investments are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In 2022, the Company, through its wholly owned subsidiary, Sinovac Hong Kong, and Sinovac Biomed, invested in companies that operate in the biotech supply chain industry.

In 2022, the Company, through its subsidiaries, invested in certain of Vivo Capital as limited partner and accounts for the investments under the equity method.

5. Trust for Incentive

In June 2022, the Company approved a long term incentive plan in the aggregate amount of $1.4 billion to all employees within the Company following the Company’s successful COVID-19 campaign (the "Incentive Plan"). To implement the Incentive Plan, Sinovac Trust for Incentive (the “Trust”) between SINOVAC LS and CITIC Trust Co., Ltd (the “Trustee”) has been set up.

The Company has the direct ability to control the Trust as the Trustee is required to act in accordance with the Trust deed and because the Company has the power to direct the activities of the Trust, the Trust is consolidated into the Company's consolidated financial statements. The assets held in the Trust that are being used as investments to satisfy the Company’s obligations under the Incentive Plan are recorded in short-term investments in the amount of $393 million and in long-term investments in the amount of $534 million as of December 31, 2022. $535 million were paid under the Incentive Plan during the year ended December 31, 2022 and $261 million have been accrued as deferred compensation liability as of December 31, 2022.

6.
Accounts Receivable – net

	December 31,
	2022	2021
Trade receivables	$509,483	$932,857
Allowance for doubtful accounts	(12,469)	(9,059)
	497,014	923,798
Other receivables	40,104	28,604
Total accounts receivable	$537,118	$952,402

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance.

The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current and forecasted future economic conditions, and other factors that may affect customers’ ability to pay.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2022	2021
Aging within one year, net of allowance for doubtful accounts	$424,060	$902,995
Aging greater than one year, net of allowance for doubtful accounts	72,954	20,803
Total trade receivables	$497,014	$923,798

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7. Inventories

	December 31,
	2022	2021
Raw materials	$88,021	$111,713
Work in progress	45,976	142,935
Finished goods	46,722	120,863
Total inventories	$180,719	$375,511

For the year ended December 31, 2022, the Company charged $97,514 of excessive fixed production overhead to cost of sales (2021 - $8,582, 2020 - $1,697)

For the year ended December 31, 2022, cost of sales includes $140,004 of inventory provision for products that are likely to expire before being sold and unsoldable (2021 - $70,133, 2020 - $5,816).

8. Property, Plant and Equipment - net

	December 31,
	2022	2021
Cost
Construction in progress	$331,500	$214,431
Plant and buildings	334,180	273,682
Machinery and equipment	343,724	327,315
Motor vehicles	4,987	4,804
Office equipment and furniture	28,959	13,425
Leasehold improvements	215,477	210,091
Total cost	$1,258,827	$1,043,748
Less: Accumulated depreciation
Plant and buildings	$39,045	$20,474
Machinery and equipment	146,299	81,832
Motor vehicles	2,263	1,513
Office equipment and furniture	9,709	3,251
Leasehold improvements	67,730	33,380
Total accumulated depreciation	$265,046	$140,450
Property, plant and equipment, net	$993,781	$903,298

Buildings and machinery and equipment of Sinovac Dalian with a net book value of $33,643 (RMB 232.0 million) were pledged as collateral for a bank loan from China Everbright Bank (notes 12 (c)).

Net depreciation expense for the year ended December 31, 2022 was $153,819 (2021 - $84,446, 2020 - $3,693), after deduction of amortized government grants specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2022 was $5,213 (2021 - $977, 2020 - $163).

9. Prepaid Land Lease Payments

	December 31,
	2022	2021
Prepaid land lease payments	$78,356	$44,872
Less: accumulated amortization	(8,541)	(5,142)
Net carrying value	$69,815	$39,730

Amortization expense for prepaid land lease payments for the year ended December 31, 2022 was $1,749 (2021 - $2,203, 2020 - $238).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Intangible Assets - net

	December 31,
	2022	2021
Computer software	$10,411	$1,780
Less: accumulated amortization	712	300
Net carrying value	$9,699	$1,480

Amortization expense for intangible assets for the year ended December 31, 2022 was $1,029 (2021 - $183, 2020 - $106).

11. Leases

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

As of December 31, 2022, there were no finance leases entered into by the Company.

As of December 31, 2022, the weighted average remaining lease term was 10.0 years and weighted average discount rate was 4.9% for the Company’s operating leases. Operating leases cost excluding cost of short-term leases for the year ended December 31, 2022 was $9,102. Short-term leases cost for the year ended December 31, 2022 was $3,158 (2021 - $1,464, 2020 - $784). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2022	2021
Cash payments for operating leases	$13,992	$14,067
Right-of-use assets obtained in exchange for operating lease liabilities	—	50,611

Future lease payments under operating leases as of December 31, 2022 were as follows:

2023	$10,926
2024	11,088
2025	9,136
2026	9,193
2027	9,554
Thereafter	46,915
Total future lease payments	96,812
Less: Imputed interest	38,303
Total lease liability balance	$58,509

Minimum future rental payments under short-term leases for the year ending December 31, 2022 was $13.

As of December 31, 2022, additional operating leases that have not yet commenced were immaterial.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. Bank Loans

Summarized below are bank loans as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Bank of China (a)	$—	$2,197
China Merchants Bank (b)	—	117
China Everbright Bank (c)	293	785
Bank loans due within one year	293	3,099
China Merchants Bank (b)	—	50
China Everbright Bank (c)	11,513	12,618
Long-term bank loans	11,513	12,668
Total bank loans	$11,806	$15,767

(a)
On November 20, 2019, Sinovac Dalian entered into a maximum credit facility of $3,065 (RMB 20 million) with Bank of China to finance its working capital requirements. $1,073 (RMB 7 million) was drawn on March 13, 2020 and was repaid on March 13, 2021. $920 (RMB 6 million) was drawn on December 9, 2020 and was repaid on December 8, 2021. On February 3, 2021, Sinovac Dalian withdrew $1,098 (RMB 7 million) with an annual interest rate at 55 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.40%. On April 8, 2021, Sinovac Dalian withdrew $1,098 (RMB 7 million) with an annual interest rate at 55 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 4.40%. Interest is payable monthly and the loans were repaid on February 7, 2022 and April 8, 2022, respectively.
(b)
On May 26, 2020, Sinovac Dalian entered into four mortgages in the total amount of $333 (RMB 2.1 million) with China Merchants Bank to purchase four apartments. The loans bear annual interest rate at 175 basis point above the prime rate of a one-year term loan published by the People’s Bank of China, at 5.6%. Principal and interest are repaid monthly over a term of 36 months. Sinovac Dalian repaid $58 (RMB 0.4 million) in principal and interest in 2020 and $124 (RMB 0.8 million) in principal and interest in 2021. As of December 31, 2021, $117 (RMB 0.7 million) is recorded in bank loans due within one year and $50 (RMB 0.3 million) is recorded in long-term bank loans. In December 2022, Sinovac Dalian repaid this bank loan earlier than its due date to reduce interest expense.

(c)
On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $30,651 (RMB 200 million) with China Everbright Bank to finance Sinovac Dalian’s purchase of property, plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis point above the prime rate of a five-year term loan published by the People’s Bank of China, at 5.88%. Interest is payable quarterly and principal installment repayments begin in 2023 and shall be fully paid by November 16, 2028. As of December 31, 2022, $293 is recorded in bank loans due within one year and $11,513 is recorded in long-term bank loans. Certain machinery and equipment of Sinovac Dalian with a net book value of $33,643 (RMB 232.0 million) were pledged as collateral.

Aggregate maturities of loans for each of the next 5 years following December 31, 2022 are as follows:

Within 1 year	$293
In 2024	1,457
In 2025	2,332
In 2026	2,915
After 2026	4,809
Total	$11,806

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The weighted average interest rate for all short-term and long-term bank loans was 5.88% in 2022 (2021 - 5.64%, 2020 - 4.84%). The weighted average interest rate for short-term loans was 5.88% in 2022 (2021 – 4.65%, 2020 – 4.77%). The Company incurred $1,264 in interest and financing expenses for the year ended December 31, 2022 (2021 - $3,023, 2020 - $1,485 ), none was capitalized in property, plant and equipment for the year ended December 31, 2022 (2021 - $187, 2020 - $32 ).

13. Related Party Transactions and Balances

(a) Loan from a non-controlling shareholder

	December 31,
	2022	2021
Loan - current	$4,358	$1,582
Loan - non - current	—	4,708
	$4,358	$6,290

The Company has a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $4,350 (RMB30 million) was borrowed in August 2020 and is repayable on August 9, 2023. The loan is unsecured, bearing interest at 6.5% per year and payable monthly. Interest expense was $354 in 2022 (2021 - $916, 2020 - $663). As of December 31, 2022, $8 interest is owed on the loans from the non-controlling shareholder (December 31, 2021 - $13). Interest of $359, $929 and $640 was paid to the non-controlling shareholder for the years ended December 31, 2022, 2021 and 2020, respectively.

(b) The Company entered into the following transactions in the normal course of operations with related parties:

	For the year ended December 31,
	2022	2021	2020
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$796	$830	$776
Rent expenses to Dalian Jin Gang Group (“Jin Gang”).	23	21	22
Investment income from VIVO Capital's funds	2,702	—	—
	$3,521	$851	$798

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

On April 8, 2013, the Company entered into four supplemental agreements with SinoBioway, under which the expiration date of all operating lease agreements were extended to April 7, 2033.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2022, $6,419 in right-of use asset and $6,066 in current and non-current lease liability are related to the leases with SinoBioway and Jin Gang.

In 2022, the Company invested $88,380 to the certain Vivo Capitals funds, where one of the Company’s independent board of director is the Managing Partner of Vivo Capital.

14. Accounts Payable and Accrued Liabilities

	December 31,
	2022	2021
Trade payables	$19,825	$58,590
Machinery and equipment payables	$67,475	84,728
Accrued expenses	$242,528	508,549
Value added tax payable	$1,784	18,068
Withholding tax payable	$254,302	9,800
Other tax payable	$554	6,718
Bonus and benefit payables	$311,440	323,247
Other payables	$8,015	10,951
Total accounts payable and accrued liabilities	$905,923	$1,020,651

15. Income Taxes

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

The Company’s income before income tax consists of:

	For the year ended December 31,
	2022	2021	2020
Non-PRC	$48,500	$94,372	$5,866
PRC	(23,262)	17,468,669	210,751
Total	$25,238	$17,563,041	$216,617

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s income taxes consists of:

	For the year ended December 31,
	2022	2021	2020
Current income tax expense	$(20,117)	$(2,839,034)	$(42,665)
Deferred tax recovery (expense)	83,010	(265,096)	11,227
Total income tax recovery (expense)	$62,893	$(3,104,130)	$(31,438)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income before income taxes for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
Income before income taxes	$25,238	$17,563,041	$216,617
Income tax expense at the PRC statutory rate	(6,310)	(4,390,760)	(54,154)
International tax rate differential	(1,665)	5,303	(419)
Super deduction for research and development expenses	84,008	159,235	7,229
Non-deductible expenses	(55,748)	(227,821)	(2,225)
Effect of preferential tax rate	(4,213)	1,774,595	19,224
Change in valuation allowance	(12,707)	(4,135)	2,656
Effect of PRC withholding tax	59,006	(426,737)	(2,747)
Other adjustments	522	6,190	(1,002)
Income tax recovery (expense)	$62,893	$(3,104,130)	$(31,438)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2022	2021
Inventories	16,573	6,794
Accrued expenses	64,283	56,309
Deferred government grants	2,935	2,589
Fixed assets	(12,673)	(13,661)
Tax losses carried forward	16,961	4,254
Less: valuation allowance	(16,961)	(4,254)
Deferred tax assets	$71,118	$52,031

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company’s valuation allowance increased by $12,707 from $4,254 as of December 31, 2021 to $16,961 as of December 31, 2022.

Tax loss carry-forwards of the Company’s PRC subsidiaries in the amount of $67,843 (RMB 467.9 million) as of December 31, 2022 will expire from 2023 to 2027, if not utilized.

As of December 31, 2022, deferred tax liabilities of $209,516 represents withholding tax for the potential remittance of earnings from the PRC subsidiaries to Sinovac Hong Kong, accrued at a 5% withholding tax rate. Under the PRC tax regulations, dividends from PRC

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%, which could be reduced to 5% should treaty benefits be applicable.

As of December 31, 2022, the Company has not recognized any deferred tax liability on Sinovac Beijing’s undistributed earnings of approximately $419,955, in view of the Company's permanent reinvestment plan. The Company would be subject to PRC withholding income taxes at 5% or 10%, depending on the availability of treaty benefit between China and Hong Kong, upon the distribution of such profits outside of China. As of December 31, 2022, the Company’s portion on the amount of unrecognized deferred tax liability ranged from $20,998 to $41,995.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2022	2021	2020
Balance on January 1	275	561	904
Additions for tax positions of the current year	—	—	—
Additions for tax positions of the prior years	—	—	—
Settlement with the taxing authority	—	—	—
Lapse of statute of limitations	(194)	(286)	(343)
Balance on December 31	$81	$275	$561

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2022, the Company reversed $106 in interest (December 31, 2021 - $135, December 31, 2020 - $107). The Company had $64 accrued interest as of December 31, 2022 (December 31, 2021 - $170). The PRC tax law provides statute of limitations ranging from three to five years and for transfer pricing related matters, it could be extended to 10 years. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2017 - 2022 remain open to examination by the respective tax authorities.

As of December 31, 2022, the Company had unrecognized tax benefits of approximately $81 (December 31, 2021 - $275, December 31, 2020 - $561) and such balance was included in “other non-current liabilities”. As of December 31, 2022, unrecognized tax benefits amounting to $81 would affect the effective tax rate if recognized (December 31, 2021 - $275, December 31, 2020 - $561). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.
16. Deferred Revenue

Current deferred revenue included $17,749 of advances from customers (December 31, 2021 - $79,718) and $206 from the PRC government for stockpiling of H5N1 and hepatitis A vaccines (December 31, 2021 - $223). The Company’s deferred revenue balances change due to timing of advance payments received from customers and timing of delivery of products to customers.

17. Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in constructing or improving production facilities. The amount of deferred government grants as of December 31, 2022 is net of R&D expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $6,984 of government grants in 2022 (2021 - $2,660, 2020 - $14,162) that were deferred. In addition, the Company received $7,638 in other government grants and subsidies for the year ended December 31, 2022 and recognized as income in the statements of comprehensive income (loss) (2021 - $1,690, 2020 - $3,137).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized below are deferred government grants as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Government grants for property, plant and equipment (a)	$261	$488
Government grants for research and development (b)	14,859	12,071
Current deferred government grants	15,120	12,559
Government grants for property, plant and equipment (a)	1,978	2,517
Government grants for research and development (b)	2,499	2,353
Non-current deferred government grants	4,477	4,870
Total deferred government grants	19,597	17,429

(a) The Company has three deferred government grants related to property, plant and equipment. The Company has fulfilled two of the grants’ conditions and expect to fulfill another one after 2023. $261 will be amortized in 2023 which was included in the current portion of deferred government grant and $1,978 will be amortized after 2023 which was included in the non-current portion of deferred government grants. $457 was recorded as a reduction to depreciation expense for the year ended December 31, 2022 (2021 - $569, 2020 - $412), and nil was recorded as government grant recognized in income for the year ended December 31, 2022 (2021 - $79, 2020 - $80).

(b) The Company has twelve deferred government grants related to various research and development projects. The Company expects to fulfill eight grants’ conditions in 2023 and recorded $14,859 as the current portion of deferred government grants, while the remaining three grants’ conditions are expected to be fulfilled after 2023 and $2,499 is recorded in the non-current portion of deferred government grants.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18. Commitments and Contingencies

(a) Other Commitments

In addition to commitments disclosed in note 24, commitments related to R&D expenditures are $70,976 as of December 31, 2022.

Commitments related to capital expenditures for the Company are approximately $34,614 as of December 31, 2022.

(b) Litigation Matters

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against the Company and Mr. Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. The Company removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that the Company aided and abetted breaches of fiduciary duties, and that both the Company and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, the Company filed a motion to dismiss Heng Ren’s claims. In July 2021, the Company moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim. The Company is presently appealing the denial to the United States Court of Appeals for the First Circuit and has answered the complaint. On February 15, 2023, the court stayed discovery in the Heng Ren matter pending the resolution of an outstanding motion to dismiss filed in a purported shareholder's matter by us.

On December 5, 2022, a purported shareholder filed a putative class action complaint in Massachusetts federal court, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued Sinovac and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, Sinovac filed a motion to dismiss. On February 15, 2023, Mr. Lerner opposed the motion to dismiss. On March 9, 2023, Sinovac filed a reply in support of its motion to dismiss. The motion was fully briefed as of March 9, 2023, and is currently pending before the court.

On January 19, 2023, Sinovac filed a motion to stay the Heng Ren action pending the resolution of the putative class action. On February 16, 2023, Massachusetts federal court stayed the Heng Ren action.

Antigua Litigation

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. We attended the first hearing on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

As such, the final appeal is ongoing as of the date of this annual report. We cannot predict or estimate an outcome or economic burden for this case at this time.

19. Preferred and Common Stock

Share Capital

On February 22, 2019, pursuant to the Rights Agreement, the Company’s board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of 27,777,341 common shares and 14,630,813 Series B Convertible Preferred Shares (the “Preferred Shares”), all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights under the Company’s Rights Agreement. The Preferred Shares issued share equally in all dividends and distributions made on the common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. Each preferred share is convertible into one common share at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of common shares of the Company. Until the Preferred Shares are converted into common shares (or until the Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per share per annum, payable quarterly in arrears. As of December 31, 2022, there were 14,630,813 preferred stock issued and outstanding, and the Company accrued $5,982 in preferred stock dividends for the year ended December 31, 2022.

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2022 and 2021, there were 99,502,243 and 99,502,243 shares of common stock outstanding, respectively.

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

In 2022, there was no common stock issued due to no exercise of employee stock options .

20. Stock Options

(a) Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expires on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. As of December 31, 2022, 42,800 shares of common stock under the 2003 Plan remain available for issuance. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan is administered by the board of directors.

On August 22, 2012, the board of directors approved a new stock option plan (the “2012 Plan”), which allowed the Company to issue up to 4,000,000 options for common shares and restricted shares of the Company to directors, officers, employees and consultants of the Company. Each stock option entitles its holder to purchase one share of common stock of the Company. Options and restricted shares may be granted for a term not exceeding 10 years from the date of grant. The 2012 Plan is administered by the board of directors. The 2012 Plan have expired on August 22, 2022. Any awards that were outstanding on August 22, 2022 would remain in force according to the terms of the 2012 Plan and the applicable award agreement.

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

(b) Valuation Assumptions

The Company used the Black-Scholes option-pricing model in determining the fair value of stock options issued under the 2020 ESOP, and valuation assumptions include expected volatility of 73.22%, an expected life of 2 years, a risk-free interest rate of 2.72%, and a dividend rate of 0%. As Sinovac LS is a private company with limited equity transactions in the past, expected volatility is estimated based on share price volatilities of a group of public traded development stage vaccine companies and development stage East Asian pharmaceutical companies that most closely represent the stage of Sinovac LS at the time. The expected life represents the amount of time that options granted are expected to be outstanding based on forecasted exercise behavior. The risk-free interest rate is based on the rate at grant date of Chinese government bond yield with an average term equal to the expected term of the option. There were no options granted in the years ended December 31, 2022 and 2021.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

	Number of Options	Weighted Average Exercise Price ($/option)	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2022	172,500	$4.98	$257,025
Granted	—	—	—
Exercised	—	—	—
Forfeited / Expired	—	—	—
Outstanding as of December 31, 2022	172,500	$4.98	$257,025
Vested and expected to vest at December 31, 2022	172,500	$4.98	257,025
Exercisable as of December 31, 2022	172,500	$4.98	$257,025

As of December 31, 2022

Exercise Prices ($/option)	Number of Options Outstanding	Remaining Average Contractual Life (years)	Average Exercise Price ($/option)	Number of Options Exercisable	Remaining Contractual Life (years)	Average Exercise Price ($/option)
$4.98	172,500	0.33	4.98	172,500	0.33	$4.98
-	172,500	0.33	4.98	172,500	0.33	4.98

The grant date fair value of options issued under the 2020 ESOP is $7,200 and the options can acquire 15% of Sinovac LS’s equity interest upon exercise. The options were fully exercised in 2020. The aggregate intrinsic value of the options exercised under the 2020 ESOP was $3,000.

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $nil in 2022 (2021 - $7,735, 2020 - $10,203). As of December 31, 2022, there was no unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, granted under the 2012 Plan.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $nil for year ended December 31, 2022, determined as of the date of option exercise (2021 - $257, 2020 - $598).

The estimated fair value of stock options vested during the year ended December 31, 2022 was nil (2021 - $nil, 2020 – $nil).

21. Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2022 is $1,538,013 (2021 - $1,514,297).

Sinovac Biomed has not accumulated any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

receiving distributions of funds from its PRC subsidiaries. As of December 31, 2022, the Company has $nil dividend payable to common shareholders (December 31, 2021 - $nil), and has $23,107 dividend payable to preferred shareholders (December 31, 2021- $17,125).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital, additional paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $1,930,199 (RMB 12,640 million) as of December 31, 2022 (December 31, 2021, $1,906,482 (RMB 12,390 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2022, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $5,873,741 (December 31, 2021 - $8,512,960).

22. Earnings per Share

The following table sets forth the computation of basic and diluted income attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31
	2022	2021	2020
Numerator
Net income	$88,131	$14,458,911	$185,179
Less: Income (loss) attributable to non-controlling interests	(25,735)	5,991,431	74,810
Income attributable to shareholders of Sinovac	113,866	8,467,480	110,369
Less: Preferred stock dividends	5,982	5,982	6,015
Net income attributable to shareholders of Sinovac	107,884	8,461,498	104,354
Net income attributable to shareholders of Sinovac for computing diluted net income per share	113,866	8,467,480	110,369
Denominator
Basic weighted average number of common shares outstanding	99,502,243	99,311,551	98,897,345
Dilutive effect of stock options and preferred shares	14,670,539	14,694,432	14,765,017
Diluted weighted average number of common shares outstanding	114,172,782	114,005,983	113,662,362
Earnings per share
Basic net income per share	1.08	85.20	1.06
Diluted net income per share	1.00	74.27	0.97

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became Acquiring Persons, and a Trigger Event occurred under the Rights Agreement. As a result, 27,777,341 new common and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding Rights. Releasing these shares from the trust is contingent on an outcome from the Company's legal proceeding in Antigua (Note 18). Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic weighted average number of common shares outstanding and diluted weighted average number of common shares outstanding would be 71,724,902 and 71,764,628, respectively. And the basic and diluted earnings per share for 2022 would be $ 1.59.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23. Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. Most revenues are generated from the subsidiaries located in China. Total long-lived assets of $1,063,596 including prepaid land lease payments, property, plant and equipment are primarily located in mainland China (December 31, 2021 - $943,028). The Company’s total assets by geographic location are as follows:

	December 31,
	2022	2021
Assets
Mainland China	$10,878,034	$14,002,601
Outside Mainland China	3,236,534	2,745,573
Total Assets	$14,114,568	$16,748,174

The Company’s revenues by market type are as follows:

	For the year ended December 31,
	2022	2021	2020
Sales
EPI	$732,578	$10,552,059	$96,799
Private Pay	384,192	349,083	268,821
Export	375,991	8,473,762	145,004
Total Sales	$1,492,761	$19,374,904	$510,624

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2022	2021	2020
Sales
Mainland China	$1,116,770	$10,901,142	$365,620
Outside Mainland China	375,991	8,473,762	145,004
Total Sales	$1,492,761	$19,374,904	$510,624

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

In January 2015, the Company entered into the third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. The Company did not make any payment or recorded any research and development expenses for the years ended December 31, 2022, 2021 and 2020, respectively.

(b)
In August 2009, the Company entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) twelve years after the first commercial sale by the Company, unless the agreement is terminated earlier per the provisions included therein.

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. For each country in the licensed territory under the patent license agreement, the Company has also agreed to pay NIH benchmark royalties in the total amount of $330 upon achieving the benchmarks as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded $nil license royalty of $1 for the year ended December 31, 2022 as R&D expenses (2021 - $nil, 2020 - $1).

(c)
In August 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9,900 based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. The Company did not accrue any royalty payment in 2022, 2021 and 2020.
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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company paid a royalty fee of $68 (€60,000) for the year ended December 31, 2022, The Company recorded a royalty fee of $72 (€60,000) for the year ended

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2021 as cost of goods sold, and recorded a milestone fee of $35 (€30,000) for the year ended December 31, 2020 as research and development expense. There was no expense incurred or paid to INTRAVACC for the year ended December 31, 2019.

(e)
In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company did not make any payment for purchasing measles seeds to GSK for the years ended December 31, 2022, 2021 and 2020.

25. Subsequent Events

Aside from those disclosed in note 18 to the financial statements, no other reportable events or transactions take place after the balance sheet date.

26. Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$104,926	$126,159
Prepaid expenses and other receivables	490	1,666
Amount due from subsidiaries	31,019	30,979
Dividends receivable	3,195	3,195
Total current assets	139,630	161,999
Investment in subsidiaries	8,813,550	9,202,040
Total assets	$8,953,180	$9,364,039
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$4,617	$15,779
Amount due to subsidiaries	4,035	3,700
Dividend payable	23,107	17,125
Total current liabilities	31,759	36,604
Total liabilities	$31,759	$36,604
EQUITY
Preferred stock	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813 (2021 – 14,630,813)
Common stock	100	100
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,502,243 (2021 – 99,502,243)
Additional paid-in capital	540,582	547,691
Subscriptions receivable	—	(7,109)
Accumulated other comprehensive income (loss)	(383,276)	130,622
Retained earnings	8,764,000	8,656,116
Total shareholders' equity	8,921,421	9,327,435
Total liabilities and equity	$8,953,180	$9,364,039

Statements of Comprehensive Income (Loss)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	For the year ended December 31
	2022	2021	2020
Selling, general and administrative expenses	9,362	15,148	7,013
Total operating expenses	9,362	15,148	7,013
Loss from operations	(9,362)	(15,148)	(7,013)
Other income (expenses)	(40)	94	(23)
Interest income	768	248	532
Equity earnings of subsidiaries, net of tax	122,500	8,482,286	116,873
Net income	113,866	8,467,480	110,369
Preferred stock dividends	(5,982)	(5,982)	(6,015)
Net income attributable to common shareholders	107,884	8,461,498	104,354
Net income	113,866	8,467,480	110,369
Foreign currency translation adjustments	(513,898)	110,697	24,246
Total comprehensive (loss) / income	$(400,032)	$8,578,177	$134,615

Statements of Cash Flows

	For the year ended December 31
	2022	2021	2020
Operating activities
Net income	$113,866	$8,467,480	$110,369
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Share-based compensation	—	7,735	3,003
- Equity in earnings of subsidiaries	(122,500)	(8,482,286)	(116,873)
Changes in:
- Amount due from subsidiaries	(40)	62,686	(7,659)
- Prepaid expenses and other receivables	1,176	795	(1,295)
- Amount due to subsidiaries	(2,573)	507	(5,771)
- Accrued expenses and other payables	(11,162)	11,544	2,692
Net cash (used in) provided by operating activities	(21,233)	68,461	(15,534)
Financing activities
- Proceeds from issuance of common stock, net of share issuance costs	—	1,032	1,999
Net cash provided by financing activities	—	1,032	1,999
(Decrease) increase in cash and cash equivalents	(21,233)	69,493	(13,535)
Cash and cash equivalents, beginning of year	126,159	56,666	70,201
Cash and cash equivalents, end of year	$104,926	$126,159	$56,666

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 21). The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 18 and 24).