Form 20-F
period 2023-12-31
SINOVAC BIOTECH LTD
filed 2024-04-29
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

99,638,043 Common Shares and 14,630,813 Series B Convertible Preferred Shares as of December 31, 2023

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

☐ Yes ☐ No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

• “Sinovac”, “Sinovac Biotech”, “Company”, “we”, “us”, “our company”, and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

• “Sinovac Antigua” refers to Sinovac Biotech Ltd.;

• “China”, “Chinese” or the “PRC” refers to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau, and only in the context of describing the laws, rules, regulations, regulatory authorities in mainland China, and any mainland China entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report on Form 20-F, excluding, Taiwan and the special administrative regions of Hong Kong and Macau;

• “mainland China” refers to the People’s Republic of China excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

• “Mainland China Subsidiaries” refer to our operating subsidiaries in mainland China, namely Sinovac Beijing Co., Ltd. (“Sinovac Beijing”), Sinovac (Dalian) Vaccine Technology Co., Ltd.(“Sinovac Dalian”), Sinovac Life Sciences Co., Ltd. (“Sinovac LS”), Sinovac Biomed Co., Ltd. (“Sinovac Biomed”) and their respective subsidiaries in the mainland China;

• “RMB” or “renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States;

• “shares” or “common shares” refers to Sinovac Antigua’s common shares, par value $0.001 per share; and

• “U.S. GAAP” refers to generally accepted accounting principles in the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at a rate of RMB7.0999 to $1.00, the exchange rate in effect as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System, or the Federal Reserve Exchange Rate, in effect on December 29, 2023. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 19, 2024, the Federal Reserve Exchange Rate was RMB7.2403 to $1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may”, “might”, “will”, “would”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue”, or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

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

ITEM 3. Key Information

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our Mainland China Subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. We believe that our Mainland China Subsidiaries have received all the material licenses, permissions and approvals from the PRC authorities as are necessary for their material business operations in mainland China, and none of such permissions or approvals have been denied. Apart from the permits and licenses above, we are subject to extensive, costly and rigorous regulation by governmental authorities in the PRC and in other countries and we may not be able to maintain or obtain applicable regulatory approvals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Government Regulation—We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals.

We face various legal and operational risks and uncertainties associated with having a portion of our operations in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in mainland China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses or access foreign investments. These risks could result in a material adverse change in our operations and the value of Sinovac Antigua’s common shares, significantly limit or completely hinder our ability to conduct business, accept foreign investments, offer or continue to offer securities to investors, continue to be listed on a U.S. or other foreign exchange, or cause the value of such securities to significantly decline or become worthless. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.”

If we and our Mainland China Subsidiaries (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain such permissions or approvals in the future according to applicable laws, regulations or interpretations change, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and our Mainland China Subsidiaries may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and implementation rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

In recent years, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and stipulated new regulations and rules in this regard, the interpretation and implementation of which remains uncertain. For example, on February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These measures require that domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. Therefore, our future issuance or listing may be subject to filing procedure of CSRC and we are also required to report certain material events to CSRC. For more detailed information, see “Item 3. – Key Information —D. Risk Factors—Risks Relating to Doing Business in China— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

The Cybersecurity Review Measures issued by the Cyberspace Administration of China (the “CAC”) and several other PRC governmental authorities in December 2021, as well as the Regulations on the Administration of Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” for additional details.

In connection with our prior securities offerings and overseas listings, as of the date of this annual report, we are not aware of any PRC laws or regulations which explicitly require our Mainland China Subsidiaries or us to obtain any permission from the CSRC or other Chinese authorities under PRC laws and regulations in effect, and we and our Mainland China Subsidiaries (i) have not been required to obtain any permission from or complete any filing with any PRC authority for our prior securities offerings and overseas listings, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, there are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we and our Mainland China Subsidiaries (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) are required to obtain such permissions or approvals in the future according to applicable laws, regulations or interpretations change, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “Item 3. – Key Information – —D. Risk Factors—Risks Relating to Doing Business in China— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.” and “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (“HFCAA”), as amended, was initially enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022. In accordance with the HFCAA, trading in Sinovac Antigua’s common shares on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the Public Company Accounting Oversight Board (United States) (“PCAOB”) determines that it cannot inspect or fully investigate our auditor for two consecutive years beginning in 2021, and, as a result, the United States Securities and Exchange Commission (“SEC”) may determine to delist Sinovac Antigua’s common shares. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in these jurisdictions. The PCAOB included in its report a list of registered public accounting firms headquartered in mainland China and Hong Kong that the PCAOB was unable to inspect or investigate completely, including our auditor.

Our auditor, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Our auditor was subject to the determinations made by the PCAOB, on December 16, 2021, and as a result, the PCAOB was not able to fully inspect our auditor. On May 4, 2022, we were identified by the SEC under the HFCAA. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “—D. Risk Factors—Risks Related to Doing Business in China—Sinovac Antigua’s common shares will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of Sinovac Antigua’s common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows Through Our Organization

Sinovac Antigua is a holding company, and it relies in part on dividends paid by its subsidiaries for its cash needs, including its operating expenses and additional investment opportunities. The payment of dividends from our Mainland China Subsidiaries is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in mainland China. Each of our Mainland China Subsidiaries is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our Mainland China Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our Mainland China Subsidiaries, as the case may be, to pay dividends or make other distributions to Sinovac Antigua.

The ability of our Mainland China Subsidiary to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE., see “—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our Mainland China Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.” and “Item 10. Additional Information — D. Exchange Controls.”

Under PRC laws, Sinovac Antigua may fund our Mainland China Subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2021, 2022 and 2023, no assets other than cash were transferred through our organization. Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2023, except for a loan in an amount of $4 million repaid by Sinovac Dalian to Sinovac Antigua. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2021, 2022 and 2023, and has no intention to distribute dividends in the near future, except the cumulative preferential dividends entitled by the holders of Series B Preferred Shares pursuant to the Rights Agreement (see “Item 10. Additional Information – B. Memorandum and Articles of Association – Series B Preferred Shares”). In 2023, $328.1 million in dividend were paid by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their minority shareholders, and $446.5 million in dividend were paid and US$7.8 million were deferred dividend payment by such subsidiaries to Sinovac Hong Kong. Sinovac Hong Kong did not further distribute such dividends to Sinovac Antigua.

Corporate Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and subsidiaries representative of our major business, as of the date of this report.

Sinovac Antigua holds 100% equity interest in Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong"), its subsidiary incorporated in Hong Kong. Sinovac Hong Kong holds 100% equity interest in Sinovac Biotech (Singapore) Pte. Ltd. (“Sinovac Singapore”), its subsidiary established in Singapore, 100% equity interest in Sinovac Biomed Co., Ltd., its subsidiary established in the PRC, 73.09% of equity interests in Sinovac Biotech Co., Ltd., its subsidiary established in the PRC, 59.24% of the equity interests in Sinovac Life Sciences Co., Ltd. (formerly known as Sinovac Research & Development Co., Ltd.), its subsidiary established in the PRC, and 68% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., its subsidiary established in the PRC.

* Dalian Jin Gang Group Co., Ltd. owns the remaining 32% equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd.

** Shandong Sinobioway Biomedicine Co., Ltd. owns the remaining 26.91% equity interest in Sinovac Biotech Co., Ltd.

*** Affiliates of Sino Biopharmaceutical Limited, Keding Investment (Hong Kong) Limited, a company controlled by Mr. Weidong Yin, Vivo Capital Fund IX and Prime Success, L.P. owns 15.38%, 12.69%, 6.345% and 6.345%, respectively, of the remaining equity interest in Sinovac LS, former name of which was Sinovac Research & Development Co., Ltd.

**** The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Investing in our company may involve significant risks. Sinovac Antigua is not an operating company in mainland China, but an Antiguan holding company incorporated under the laws of Antigua and Barbuda with operations conducted by its subsidiaries operating in mainland China and other jurisdictions. Investors in Sinovac Antigua’s common shares are purchasing equity securities of an Antiguan holding company rather than the equity securities issued by its operating subsidiaries.

The following summarizes some, but not all, of the risks provided below. All the operational risks associated with being based in and having operations in China also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and the discretion of the PRC governmental authorities discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong or Macau which operate under a different set of laws from mainland China. Please carefully consider all of the information discussed in this Item D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Company

•
Our business performance relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.
•
Although we were profitable in 2021 and 2022, we incurred a loss in 2023 and may incur losses again in the future.
•
As required by the PRC laws, our Mainland China Subsidiaries sell vaccines in China through CDCs which are PRC government agencies. This exposes us to risks relating to doing business with the government.
•
We currently have limited revenue sources. A reduction in revenues from sales of our COVID-19 vaccine and other major vaccine products caused our revenues to decline significantly in the past and could materially harm our business in the future.
•
We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.
•
We face risks related to pandemic, health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.
•
We could face risks and uncertainties related to our efforts to develop new vaccine products, as well as challenges related to their manufacturing, supply and distribution.
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
•
We rely on dividends paid by our Mainland China Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

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

Although we were profitable in 2021 and 2022, we incurred a loss in 2023, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We recorded a profit in 2021 and 2022, and incurred a loss in 2023 caused primarily by a reduction in Covid-19 vaccine revenue and the increased resources allocated to research and development. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may continue to incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders’ equity and cash flow.

As required by the PRC laws, our Mainland China Subsidiaries sell vaccines in China through CDCs which are PRC government agencies. This exposes us to risks relating to doing business with the government.

As required by the PRC laws, our Mainland China Subsidiaries sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our Mainland China Subsidiaries’ contracts by their government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agencies were to be consolidated with another ministry. In addition, when our vaccines are sold in other countries or regions other than China, regulatory approvals from the relevant governmental authorities of the target markets are to be obtained. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect Sinovac Antigua’s share price and result in substantial losses. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of our COVID-19 vaccine and other major vaccine products caused our revenues to decline significantly in the past and could materially harm our business in the future.

We generate all of our revenues from sales of our vaccine products. We derived a substantial percentage of our revenues from COVID-19 vaccine, CoronaVac, in 2021 and 2022. We suspended production of CoronaVac in 2023 as the demand of COVID-19 vaccines decreased significantly throughout the world. As a result, our total sales in 2023 decreased to $448.3 million from $1.5 billion in 2022, mainly because we only generated a minimal revenue from COVID-19 sales in 2023. Due to the relative lack of product diversification, an investment in our company may be subject to a greater risk than investments in companies that offer a wide variety of products or services.

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

Successful assertion of product liability claims against us could require us to pay significant monetary damages. Although we currently carry worldwide product liability insurance for Healive, Bilive, Anflu, Panflu, Inlive, varicella vaccine, and quadrivalent seasonal influenza vaccine, we cannot assure that such coverage will be sufficient to cover any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover any losses, damages or liabilities arising from product liability claims. For any amounts covered by insurance, foreign exchange or other regulatory restrictions may prevent the use of insurance proceeds to meet the liabilities.

In addition, while we procured liability insurance for the clinical trials which we conduct outside of mainland China, we did not procure liability insurance for each of our clinical trials which we have completed in mainland China and we do not have or plan to procure clinical trial liability insurance for our clinical trials in mainland China in the future to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom for all our vaccine products. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to pandemic, health epidemics and other widespread outbreaks of contagious disease, which could disrupt our operations and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. For example, the COVID-19 pandemic negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic and the various prevention and protection measures adopted by governments and private enterprises globally created significant volatility, uncertainty and economic disruption. During the COVID-19 pandemic, authorities across China and around the world implemented varying degrees of restriction on social and commercial activities.

The extent of the impact of a recurring COVID-19 pandemic, or other public health emergencies, on our business will depend on future developments, which remains highly uncertain and difficult to predict, including the duration, severity and sustained geographic spread of the pandemic, additional waves of increased infections, the virulence and spread of different strains of the virus, and the extent to which associated prevention, containment, remediation and treatment efforts, including global vaccination programs and vaccine acceptance, are successful. Additionally, to the extent the COVID-19 pandemic or other outbreaks, epidemics, pandemics or public health crises adversely affects our business, results of operations or financial condition, it may heighten other risks described in this “Risk Factors” section.

We could face risks and uncertainties related to our efforts to develop new vaccine products, as well as challenges related to their manufacturing, supply and distribution.

We face uncertainties related to our efforts to develop new vaccine products, including uncertainties and risks that our existing and future vaccines may not be successful, commercially viable or receive final approval from regulatory authorities. The pre-clinical, clinical data or safety data and further analysis of the existing pre-clinical, clinical or safety of our existing vaccines or future vaccines or treatments may be unfavorable, or we may not be able to produce comparable clinical or other results, including but not limited to the rate of vaccine effectiveness and safety and tolerability profile observed to date or in larger, more diverse populations upon commercialization. The widespread use of our existing vaccines may lead to new information about efficacy, safety or other developments, including the risk of additional adverse reactions or side effects and regulatory authorities may not be satisfied with the results from any future pre-clinical and clinical studies and may not approve our existing or future vaccines or treatments, or may withdraw or terminate such approvals granted previously to us. Disruptions in the relationships between us and our collaboration partners, research and development institutes, clinical trial sites, countries where the trials are conducted or third-party suppliers, availability of raw materials to manufacture any such products, our ability to scale up or maintain the manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate within global demand for any potential approved vaccine or product candidate, could delay the commercialization of our existing vaccines or any future vaccines or products or otherwise have a significant impact on our business, financial condition and results of operations. We cannot guarantee you that we can produce superior or more competitive products than our competitors, or whether the demand for our existing and future vaccines may still exist. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

However, the threat of a pandemic outbreak may subside before we realize any return on our investment in our research and development. For example, although we believed we were the first company to complete a phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with the phase II and phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain licenses for their own pandemic vaccines, or government health organizations may acquire adequate stockpiles of pandemic vaccine or adopt other technologies or strategies to prevent or limit outbreaks before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted. Even if our COVID-19 vaccine, CoronaVac, has been granted emergency use approval under the WHO’s Emergency Use Listing (EUL) procedure and we derived a substantial percentage of our revenues from CoronaVac in 2021 and 2022, we cannot assure comparable clinical or other results for our other vaccines, including the rate of vaccine effectiveness, safety and tolerability profile or in larger and more diverse populations upon commercialization. Major international and Chinese vaccine companies, universities and other research institutions are also pursuing the development of other vaccines which may compete with us. They may succeed in developing such vaccines and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position.

Moreover, because we have limited financial and managerial resources, we focus our product pipeline on research programs and vaccine candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other vaccine candidates that later prove to have greater commercial potential.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of Sinovac Antigua’s common shares.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. However, we cannot assure that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain an effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of Sinovac Antigua’s common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

According to China’s National Medical Products Administration (“NMPA”), there are approximately 50 vaccine manufacturers in China. Many of our commercialized vaccine products are also marketed by other vaccine companies in China, of which we believe approximately 18 are our direct competitors for our vaccines. We believe we are market leaders for certain products in China. We also compete internationally against multi-national corporations for market shares of certain vaccine products. Our revenue could be adversely impacted if we are not able to maintain our supplied quantity and market share.

Our current products, the sabin Inactivated Poliovirus Vaccine and the Inactivated Hepatitis A Vaccine, are part of the national Expanded Program on Immunization in China. Our Mainland China Subsidiaries may not be able to maintain or potentially expand market share of these two products in EPI, which could adversely affect our revenues. Conversely, if they succeed in sustaining or growing our market share in these segments, they may need to sell our vaccines at a lower price, which could adversely affect our profit gross margin.

Polio vaccine has been included in the national expanded program of immunization (“EPI”) since 1978. Since our sabin Inactivated Polio Vaccine was launched in China in 2021, it obtained a 10% market share of EPI tender in 2022, which increased to 20% in 2023. However, under the bidding rules, as a new product is launched, our Mainland China Subsidiaries do not have an advantage in prior usage experience, and cannot obtain market shares through higher prices. In addition, the government has set the highest bidding price, which directly reduces our revenue and profit on this product.

Hepatitis A vaccines have been included in the EPI in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child. Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded markets. Most provincial and municipal governments prefer to purchase lower-priced live attenuated hepatitis A vaccines; however, a few affluent provincial and municipal governments, such as Beijing, Tianjin, Shanghai, Jiangsu, Inner Mongolia, Hainan and Hubei province, have started to purchase inactivated hepatitis A vaccines. Our Mainland China Subsidiaries are supplying vaccines in these government-funded markets at a lower price than they do in the private market, which could adversely affect our gross margin. Our revenue could also be adversely impacted if our Mainland China Subsidiaries are not able to maintain their market share of the government-funded markets in these cities and provinces. As our Mainland China Subsidiaries are making efforts to breakthrough into additional provincial and municipal public markets, they may be forced to lower their prices to win tenders, which will adversely affect our gross margin.

Since 2007, Sinovac Beijing has been selected as one of the seasonal flu vaccine suppliers by Beijing CDC and by Zhejiang CDC, respectively. With the expansion of our business, our Mainland China Subsidiaries supplied flu vaccine to six more provincial CDCs in 2023, such as Guangdong CDC and Liaoning CDC. In 2023, our Mainland China Subsidiaries have achieved sales in several government tenders for the varicella vaccine, such as Jiangsu CDC, Shandong CDC, et al. However, we cannot assure that we will continue to obtain orders in the future and maintain these market share. If the supply volume decreases, it would negatively impact our sales revenue in the future.

If CDCs, hospitals, CDC doctors and end users do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approvals for commercialization of our vaccines in China or in other countries or regions, they still may not gain market acceptance among CDCs, regulatory agencies, CDC doctors, end users, patients and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, regulatory agencies and CDC doctors may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available products. Even if the clinical safety and efficacy of our products are established, CDCs, regulatory agencies and CDC doctors may elect not to recommend these products for a variety of reasons. There are other vaccines and prevention options for the conditions that many of our products and product candidates target, such as EV71, hepatitis A, influenza, varicella, etc. In order to successfully launch a product, we must educate CDC doctors and end users about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available vaccines, CDCs, CDC doctors , parents and end users might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively affected as a result of actions of shareholders or others.

On March 5, 2018, we announced the re-election of the members of Sinovac Antigua’s board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at our annual general meeting of shareholders held on February 6, 2018 (the “2017 AGM”). We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all Sinovac Antigua’s shareholders and purportedly submitted at the 2017 AGM by certain of Sinovac Antigua’s shareholders, including 1Globe Capital LLC (“1Globe”), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together “OrbiMed”), and certain additional shareholders (collectively, the “Shareholder Group”) was invalid. We refer to this ballot as the “Non-Public Submission.” On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the “Antigua Court”). The complaint sought a declaration that the five persons purportedly proposed by the Shareholder

Group on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. Following a trial in early December 2018, the Antigua Court issued a judgment on December 19, 2018 (the “Antigua Judgment”) that dismissed 1Globe’s claim and declared that Sinovac Antigua’s shareholder rights agreement (the “Rights Agreement”) was validly adopted as a matter of Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”), handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment, including confirming that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of 1Globe’s existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

On October 8, 2018, we became aware that unauthorized documents in respect of Sinovac Hong Kong had been filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. Mr. Yin and Ms. Wang commenced legal proceedings before the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) (“HCMP 1731/2018”). In a hearing before the Hong Kong High Court on October 19, 2018, the judge granted an interlocutory injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Antigua or its subsidiaries, and relying on or using the forged documents in any way whatsoever. On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court made orders (“November 28 Order”) and held that it is beyond dispute that the documents in respect of Sinovac Hong Kong had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Yin and Ms. Wang as Plaintiff, and Mr. Cao and Mr. Li as the Defendants. The Hong Kong High Court therefore declared that Mr. Yin and Ms. Wang were and still are the lawful directors of Sinovac Hong Kong (“Lawful Directors”), and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac Hong Kong. The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries (including but not limited to Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever. Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac Hong Kong that had been unlawfully filed. The November 28 Order is effective and enforceable. The Companies Registry has removed the forged documents following the November 28 Order. On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. The appeal does not operate as a stay on the November 28 Order except to the extent that the Court below, or the Court of Appeal otherwise directs: O.59, r. 13 (1)(a) of the Rules of the High Court. As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018. No hearing date has yet been fixed to hear the appeal.

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

On May 31, 2019, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac Antigua and Mr. Yin for alleged breach of fiduciary duties and wrongful equity dilution, in Massachusetts state court. Sinovac Antigua moved the matter from state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac filed a motion to dismiss Heng Ren’s claims. In July 2021, Sinovac Antigua moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. Sinovac Antigua has answered the complaint. Pursuant to the current schedule, the close of fact discovery is April 26, 2024, the deadline for initial summary judgment motions is August 23, 2024, and, should the case not be resolved through settlement or at summary judgment, trial is set to begin December 9, 2024.

On December 5, 2022, a purported shareholder filed a putative class action complaint in United States District Court for the District of Massachusetts, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued Sinovac and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder was represented by the same attorney who represents Heng Ren, and requested damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, we filed a motion to dismiss. The motion was fully briefed as of March 9, 2023. On September 13, 2023, the court granted the motion to dismiss on all claims. Plaintiff did not appeal dismissal, and the time for appeal has expired. Therefore, this matter has been resolved in Sinovac’s favor.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all Sinovac Antigua shareholders against Sinovac Antigua; Mr. Weidong Yin; and other managers and directors of Sinovac Antigua, including Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meg Mei, and Mr. Shan Fu (the “Individual Defendants” and collectively with Sinovac Antigua the “Sinovac Defendants”); and Wilmington Trust National Association. MW Gestion alleges breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion’s claims stem from a private investment in public equity transaction on July 2, 2018, and Sinovac Antigua’s implementation of its Rights Agreement on February 22, 2019. Sinovac Antigua and certain other defendants filed a motion to dismiss all claims on November 20, 2023, and the motion was fully briefed as of February 27, 2024.

We cannot predict the outcome of our ongoing litigation, including whether we will prevail. We also cannot predict how the litigation may affect Sinovac Antigua’s share price, which could be volatile during the pendency of each suit and following its conclusion. Preparing for the litigation, or any related litigation or related matters, has caused us to incur significant costs and we expect these costs to continue until the litigation concludes. In addition, preparing for litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan. In addition, the uncertainties as to the composition of the board of directors of Sinovac Antigua may materially and adversely affect business in unpredictable ways, which, in turn, could cause our revenue, earnings and operating cash flows to be materially and adversely affected.

The ongoing litigation regarding the Rights Agreement could have a material adverse effect on the results of our operations and our financial condition.

On March 5, 2018, we filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group had triggered the Rights Agreement, by forming a group holding approximately 45% of outstanding shares, in excess of the Rights Agreement’s threshold of 15%, and acting in concert prior to the 2017 AGM. The Rights Agreement is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through undisclosed voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all Sinovac Antigua’s shareholders.

On April 12, 2018, 1Globe filed an amended answer to our complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Yin and the Buyer Consortium (comprising Mr. Yin, SAIF partners IV L.P., or SAIF, C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.) had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. The Chiang Li Family and OrbiMed filed similar responses. We, and Sinovac Antigua’s board of directors, believe that the actions taken by Sinovac Antigua’s board of directors were appropriate under the circumstances and in the interests of our company and all Sinovac Antigua’s shareholders. We also believe that the allegations in the counterclaim and third-party complaint are without merit. 1Globe asks for various measures of equitable relief and also includes a claim for its costs, including attorneys’ fees. On March 6, 2019, the Delaware Court entered a status quo order preventing us from distributing Exchange Shares (defined below) to any shareholders or otherwise take any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order. The case is stayed pending resolution of parallel litigation in Antigua, which we anticipate will resume following the conclusion of the Antigua litigation.

Following a trial on the validity of the Sinovac Antigua’s Rights Agreement, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the 2017 AGM by the Shareholder Group. On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Shareholder Group, together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons on or prior to the 2017 AGM and that their conduct resulted in a “Trigger Event” under Sinovac Antigua’s Rights Agreement. Pursuant to the Rights Agreement, Sinovac Antigua’s board of directors elected to exchange (the “Exchange”) each valid and outstanding preferred share purchase right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of 0.655 of Sinovac Antigua’s common shares and 0.345 of Sinovac Antigua’s newly created Series B Convertible preferred shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of Sinovac Antigua’s shareholders (not including the Collaborating Shareholders). 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of such appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, in which the Court of Appeal refused 1Globe’s application to take the issue of the Rights Agreement to the Privy Council. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council, and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal, and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of 1Globe’s existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

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

Disruptive actions taken by the former minority shareholder of Sinovac Beijing caused suspension of production, destruction of products and disruption of our website, which may materially and adversely affect our business, financial condition and results of operations.

Sinovac Beijing, our principal operating subsidiary in mainland China, is a Sino-foreign equity joint venture in which we own a 73.09% interest and Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd (“Sinobioway Medicine”), previously owned a 26.91% interest. Certain events suggested that Sinobioway Medicine’s interests were not aligned with our interests.

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

In November 2021, Sinobioway Medicine filed a complaint against Sinovac LS, formerly known as Sinovac Research and Development Co., Ltd.), Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. On March 13, 2023, Beijing Fourth Court notified us by telephone that Sinobioway Medicine had just filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and is in the process of making an official ruling to dismiss the case.

In February 2023, Shandong Sinobioway Biomedicine filed a complaint against Sinobioway Medicine and Sinovac Beijing with the People’s Court of Zhangdian District, Zibo Municipality (“Zhangdian District Court”), requesting the court to rule and confirm that Shandong Sinobioway Biomedicine, instead of Sinobioway Medicine, should be the shareholder of Sinovac Beijing despite that Sinobioway Medicine has been and is currently registered as the shareholder of Sinovac Beijing with the company registrar. Shandong Sinobioway Biomedicine also requested Zhangdian District Court to rule and order Sinovac Beijing to correct the registration of Shandong Sinobioway Biomedicine as the shareholder of Sinovac Beijing, Mr. Jialin Yue as the director, Chairman and Legal Representative of Sinovac Beijing and Mr. Weining Luan as the supervisor of Sinovac Beijing with the company registrar. In response to this newly filed case, on February 24, 2023, Sinovac Beijing filed an objection to the jurisdiction of Zhangdian District Court to hear this case. On March 12, 2023, Zhangdian District Court ruled that it has the jurisdiction to hear this case. On March 24, 2023, Sinovac Beijing filed an appeal to the Intermediate People’s Court of Zibo Municipality (“Zibo Intermediate Court”), in objection to the ruling made by Zhangdian District Court regarding its jurisdiction to hear the case. In May 2023, Shandong Sinobioway Biomedicine voluntarily withdrew the complaint filed in February 2023, and filed an updated complaint against Sinobioway Medicine, under which Sinovac Beijing was changed to be a third party. In July 2023, Shandong Sinobioway Biomedicine, Sinobioway Medicine, Sinovac Beijing and Sinovac Hong Kong agreed to settle the case under the supervision of Zhangdian District Court. In accordance with the Civil Mediation issued by Zhangdian District Court, Shandong Sinobioway Biomedicine replaced Sinobioway Medicine and became the minority shareholder of Sinovac Beijing, and the legal representative and the chairman of the board of directors of Sinovac Beijing has been changed from Mr. Aihua Pan to Mr. Weidong Yin.

These and other actions taken by the former minority shareholder of Sinovac Beijing and its representatives may materially and adversely affect our business, financial condition and results of operations. We also cannot assure you that Shandong Sinobioway Biomedicine will be cooperative with us in handling matters related to the operations of Sinovac Beijing.

We do not currently intend to hold an annual general meeting of shareholders until after the final determination of the litigation concerning the Rights Agreement, which will delay the ability of Sinovac Antigua’s shareholders to vote in an election of Sinovac Antigua’s directors.

With the ongoing litigations concerning the Exchange and the Rights Agreement, Sinovac Antigua has not been able to hold an annual meeting of shareholders since February 2018, and will not be able to hold an annual meeting of shareholders before the final determination of such litigations. Therefore, Sinovac Antigua’s shareholders will not have the opportunity to vote in an election of Sinovac Antigua’s directors for an indeterminate amount of time. If Sinovac Antigua’s shareholders want Sinovac Antigua to hold an annual meeting prior to the final determination of these ongoing litigations, they may attempt to force Sinovac Antigua to hold one under Antigua law.

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

Disruptive actions taken by Sinobioway Medicine, the former minority shareholder of Sinovac Beijing, disclosed above have shown that its interests were not aligned with ours. We cannot assure that Shandong Sinobioway Biomedicine, the current minority shareholder of Sinovac Beijing, will be cooperative in handling matters related to the operations of Sinovac Beijing in the future.

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

A setback in any of our clinical trials could adversely affect Sinovac Antigua’s share price.

Clinical trials are an important part of vaccine research before any vaccine is approved for commercial use in humans. Setbacks in any phase of the clinical trials of our product candidates could have a material adverse effect on our business and prospects and financial results and would likely cause a decline in the price of Sinovac Antigua’s common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of Sinovac Antigua’s common shares could decline.

We set goals for, and make public statements regarding, our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of Sinovac Antigua’s common shares could decline.

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

While we use raw materials and other key material supplies that are generally available from multiple commercial sources, certain raw materials may be difficult for suppliers to produce in accordance with our specifications or in short supply. Certain raw materials are from a single source, while we are expanding our supplier portfolio for supply alternatives, however, any efforts to substitute key materials from an alternate source may be delayed as they may need to meet regulatory requirements. Moreover, regulatory approvals to market our products may be conditioned upon obtaining certain materials from specified sources. If third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and if we were unable to contract on acceptable terms for these materials with alternative suppliers, our ability to deliver our products to the market would be adversely affected.

In addition, if we fail to secure supply sources for some of the raw materials we use, our business could be harmed. For example, we sourced hepatitis B antigens entirely from Beijing Institute of Biological Products Co., Ltd. (“Beijing Biological”) for Bilive production. We and Beijing Biological agreed to enter into annual hepatitis B antigens supply agreements after our previous ten-year exclusive supply framework agreement expired in October 2012. Beijing Biological supplied hepatitis B antigens to us from July 2013 to June 2015 based on the annual supply agreement. Thereafter, Beijing Biological ceased its hepatitis B antigens production due to facilities renovation. We cannot estimate when production of Bilive will resume.

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

According to the China GMP guidelines, each vaccine product can only be produced in a dedicated production facility. In Beijing, we conduct the primary production of each vaccine in dedicated production plants at our Shangdi site, Changping site and Daxing site, and secondary filling and packaging at our Changping and Daxing site. In Dalian, we manufacture mumps and varicella vaccine at one facility. Although we have been constructing additional manufacturing facilities for our products, we do not maintain back-up primary production facilities for our currently available products, so we are dependent on our existing facilities for the continued operation of our business.

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

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to further expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2023, we had approximately $1,275.3 million in cash and cash equivalents and restricted cash. We may undertake significant future financings in order to:

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

In the past, we funded most of our research and development and other expenditures through government grants, working capital, bank loans and proceeds from private placements and public offerings of Sinovac Antigua’s common shares. We may raise additional funds in the future because our current operating and capital resources may be insufficient to meet future requirements.

Sinovac Antigua is authorized to issue 100,000,000 common shares, 99,638,043 of which are issued and outstanding as of March 31, 2024. To increase the number of authorized common shares, we must amend Sinovac Antigua’s Articles of Incorporation and By-laws, which requires (i) the majority of common shares be present for a quorum, and (ii) affirmative vote of two thirds of common shares (excluding Series B Preferred Shares) present and voting at the general meeting. We cannot assure that Sinovac Antigua will be able to collect sufficient affirmative votes to amend its Articles of Incorporation and By-laws. If we fail to increase the number of authorized commons shares of Sinovac Antigua, we will lack common shares for future issuance of equity securities.

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

If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of Sinovac Antigua’s common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, our Mainland China Subsidiaries have received different types of grants from the PRC government to finance their research and development and facility investment of their vaccine products. They may not receive additional grants in the future.

As described above, the actions of the Shareholder Group leading up to and at the 2017 AGM resulted in uncertainties as to the future direction of our company and the composition of Sinovac Antigua’s board of directors. As a result of these uncertainties, we do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and earn revenues could be delayed and competitors could develop products sooner than we do. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Sinovac Antigua issued approximately 27.8 million common shares and 14.6 million Series B Preferred Shares in connection with the Exchange, and could issue additional common shares or Series B Preferred Shares, or one or more additional series of preferred shares with the effect of diluting existing shareholders and impairing their voting and other rights

Sinovac Antigua’s Articles of Incorporation authorize the issuance of up to 100,000,000 common shares and 50,000,000 preferred shares with designations, rights, privileges, restrictions and conditions as may be determined from time to time by Sinovac Antigua’s board of directors. On February 22, 2019, in connection with the Exchange, Sinovac Antigua issued approximately 27.8 million common shares and 14.6 million Series B Preferred Shares for the benefit of the holders of valid and outstanding Rights as of that date. This issuance had the effect of significantly diluting the holdings of the shareholders that are not entitled to participate in the Exchange.

The Series B Preferred Shares share equally in all dividends and distributions made on Sinovac Antigua’s common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. The Series B Preferred Shares are convertible into common shares at our option, or automatically upon a successful shareholder vote to increase the authorized number of Sinovac Antigua’s common shares. Until the Series B Preferred Shares are converted into common shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per annum, payable quarterly in arrears. As a result of the ongoing litigation described elsewhere, there can be no assurance that this preferred share dividend will be paid in a timely manner, if at all.

Sinovac Antigua’s board is empowered, without shareholder approval, to issue one or more additional series of preferred shares with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, Sinovac Antigua’s common shareholders. The issuance of such additional series of preferred shares, or the issuance of additional common shares, could be used as a method of discouraging, delaying or preventing a change in control.

The PIPE Investors (as defined below) may exercise influence over us, including through their ability to influence matters requiring the approval of holders of Sinovac Antigua’s common shares or Series A Preferred Shares.

On July 2, 2018, we completed a private placement of Sinovac Antigua’s common shares (the “PIPE”) with private investors Vivo Capital and Advantech Capital (the “PIPE Investors”), whereby we received gross proceeds of $86.73 million. The purpose of the proceeds of this offering was to be used to increase our capabilities in research relating to quality control and to build additional production facilities to support the development and commercialization of sabin inactivated polio vaccine (“sIPV”) -based combination vaccine and other new vaccine projects. These proceeds have not yet been utilized due in part to the disruptive actions of certain of Sinovac Antigua’s shareholders and the related litigation, which remains ongoing.

The shares owned by the PIPE Investors currently represent approximately 20.68% of the voting rights in respect of Sinovac Antigua’s share capital (after taking into account the shares issued in the Exchange under the Rights Agreement). Further, the PIPE Investors are entitled to appoint a designee and observer to Sinovac Antigua’s board of directors. Accordingly, the PIPE Investors may have the ability to influence the direction of Sinovac Antigua or the outcome of most matters submitted for the vote of Sinovac Antigua’s shareholders. In any of these matters, the interests of the PIPE Investors may differ from or conflict with the interests of our other shareholders.

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

If our Mainland China Subsidiaries are unable to attract, train, retain and motivate their third-party marketing agents in mainland China, sales of their products may be materially and adversely affected.

In mainland China, our Mainland China Subsidiaries rely on third-party marketing agents, who are dispersed across the country, to market their products to CDCs and other healthcare institutions. We believe that our future success in the Chinese market will depend on the dedication, efforts and performance of our third-party marketing agents. There are only limited numbers of competent and qualified marketing agents in the China vaccine industry. The Mainland China Subsidiaries’ competitors may provide commissions or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing their products. If our Mainland China Subsidiaries are unable to attract, train, retain and motivate their marketing agents, sales of their products in the Chinese market may be materially and adversely affected.

Anti-corruption measures taken by the PRC government to correct corruptive practices in the vaccine industry could adversely affect our sales and reputation.

The PRC government has taken anti-corruption measures to correct corrupt practices. In the vaccine industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the officials of CDCs in connection with recommendation of a certain vaccine. Our Mainland China Subsidiaries do not control the business activities of their third-party marketing agents, who might engage in corrupt practices to promote their products, which may be unknown to them. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party marketing agents, these policies may not be completely effective. If any individual of our Mainland China Subsidiaries’ sales staff or any of their third-party marketing agents engages in corrupt practices and the PRC government takes enforcement action, their own practices and the market agents’ practices may be checked or investigated. If this occurs, their sales and reputation may be materially and adversely affected.

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

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Shandong Sinobioway Biomedicine. The technologies related to our hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian Biological Engineering Co., Ltd. (“Tangshan Yian”). Some of the predecessor shareholders of Sinovac Beijing, including Shenzhen Kexing

Biological Engineering Ltd. (“Shenzhen Kexing”), Sinobioway Medicine, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian, were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Certain of our acquisitions of intellectual property rights and equity interests were subject to these requirements.

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

In addition, before Sinovac Hong Kong acquired 73.09% equity interest in Sinovac Beijing, Sinovac Beijing had undergone multiple changes in its shareholders and the amounts held by its shareholders. Some of the EOSA shareholders of Sinovac Beijing have sold, transferred or assigned their respective equity interests in Sinovac Beijing without fully complying with laws to appraise the equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. Similar to the asset transfers, such failures subject us to the risk of losing the ownership or control of our equity interest in Sinovac Beijing.

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

The Rights Agreement and certain provisions of Sinovac Antigua’s By-laws may discourage a change of control.

In March 2016, Sinovac Antigua adopted the Rights Agreement that provides for the issuance of one right (a “Right”) for each of our outstanding common shares. Sinovac Antigua amended and restated the Rights Agreement in February 2019 that provides for the issuance of one Right for each of our outstanding common shares and Series B Preferred Shares. In February 2020, Sinovac Antigua further amended the amended and restated Rights Agreement to extend its term until February 2021. The Rights are designed to assure that all of Sinovac Antigua’s shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or Sinovac Antigua’s board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of common shares and Series B Preferred Shares on terms not approved by Sinovac Antigua’s board of directors.

On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, at which the Court of Appeal refused 1Globe’s application to take the issue of the validity of the Rights Agreement to the Privy Council, but granted leave to appeal on certain other grounds. As described above, on April 21, 2022, 1Globe renewed its application to further appeal the judgment of the Court of Appeal that the Rights Agreement is valid, directly to the Privy Council. If 1Globe is successful in its appeal of this element of the judgment, Sinovac Antigua’s shareholders will not benefit from the protections of the Rights Agreement and our company may be subject to abusive or coercive tactics by certain shareholders to gain control of our company or Sinovac Antigua’s board of directors without paying all shareholders a control premium. On April 4, 2019, the Court of Appeal issued an order restraining our company from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of the appeal of the judgment. The parties have agreed a continuation of this interim injunction that restrains our company from taking further action under the Rights Agreement until the appeal process at the Privy Council is complete. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

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

On February 21, 2022, 2023 and 2024, Sinovac Antigua entered into the third, fourth and fifth amendments to the Rights Agreement, respectively, to extend the expiration date of the rights contained therein from February 22, 2022 to February 22, 2024 and further to February 22, 2025.

Some provisions of our By-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize Sinovac Antigua’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by Sinovac Antigua’s shareholders.

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

We had 3,037 full-time employees as of December 31, 2023 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of all our executive officers in the future.

In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in mainland China is intense and turnover rates are high. There is a shortage of employees in mainland China with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. As a result, we may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

In new markets, we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. For example, certain markets outside of mainland China are highly competitive and are government procurement oriented with lower procurement price. In order to secure government procurement in such markets, we may need to lower our vaccines’ selling price, even lower than our cost, resulting in decreased gross margin in those markets to a certain extent. If our expansion efforts in existing and new internal markets are unsuccessful, our growth strategy and prospects would be materially and adversely affected.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions (“U.S. Economic Sanctions Laws”). We will not use any proceeds, directly or indirectly, from sales of Sinovac Antigua’s common shares, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Sinovac Antigua’s common shares.

Based on our estimates of the fair market value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended) or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of Sinovac Antigua’s common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in Sinovac Antigua’s common shares, we are unable to reference the actual market prices of Sinovac Antigua’s common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our book value and price-to-book ratio, and a comparison of the price-to-book ratio of certain other companies in industries similar to ours. We cannot provide any assurances that the actual value of Sinovac Antigua’s common shares is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. This uncertainty will continue so long as trading in Sinovac Antigua’s common shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds Sinovac Antigua’s common shares, additional reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. NMPA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the WHO have confidence in China’s vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. In July 2018, Changchun Changsheng Life Science Co., Ltd. was found by the government to have falsified production records. Although the government has determined to levy a $1.3 billion fine on this company, such negative publicity has led to lower demand for vaccination in China in 2018, which has in turn negatively affected the whole vaccine industry.

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

Trading of Sinovac Antigua’s common shares on NASDAQ has been halted since February 22, 2019.

In connection with the Exchange and the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, NASDAQ implemented a halt in trading in Sinovac Antigua’s common shares in order to facilitate the orderly distribution of the Exchange Shares. In light of the ongoing litigation concerning the Rights Agreement, there can be no assurance when or if this halt will be lifted. NASDAQ has continued listing standards that we must maintain on an ongoing basis in order to continue the listing of Sinovac Antigua’s common shares. If NASDAQ determines that we fail to meet these continued listing requirements, Sinovac Antigua’s common shares may be subject to delisting.

If Sinovac Antigua’s common shares are delisted and we are not able to list Sinovac Antigua’s common shares on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, Sinovac Antigua’s shareholders could face significant material adverse consequences, including limited availability of market quotations for Sinovac Antigua’s securities and reduced liquidity for the trading of Sinovac Antigua’s securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, document management, production management, quality control and assurance and product distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. Our Mainland China Subsidiaries had been required to comply with the new GMP standards implemented by NMPA since March 1, 2011 and all vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline were forced to suspend production.

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

The First Supplement to the 2020 Chinese Pharmacopoeia was released on October 12, 2023 for implementation on March 12, 2024. We have made a thorough assessment on the First Supplement to the 2020 Chinese Pharmacopoeia and updated our operation procedures according to the new regulatory requirements to ensure full compliance.

Furthermore, Sinovac Hong Kong, a wholly owned subsidiary of the Company, involves in sales of products in Hong Kong and exporting products abroad. Sinovac Hong Kong and our operations in Hong Kong shall be subject to relevant laws and regulations governing pharmaceutical products in Hong Kong, including but not limited to, the Pharmacy and Poisons Ordinance (Cap. 138, the Laws of Hong Kong), Prevention and Control of Disease (Use of Vaccines) Regulation (Cap. 599K, Laws of Hong Kong), and Import and Export Ordinance (Cap. 60, Laws of Hong Kong). Our vaccines are required to be registered with the Pharmacy and Poisons Board of Hong Kong before they can be sold, offered for sale, distributed or possessed for the purposes of sale, distribution or other use in Hong Kong.

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

In response to a pandemic or the perceived risk of a pandemic, governments around the world may take actions to protect their citizens that could affect our ability to control the production and export of pandemic vaccines or otherwise impose burdensome regulations on our business. Governments might grant compulsory licenses to allow our competitors to manufacture products that are protected by our patents or use our technology, using funds received from government agencies.

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

Our Mainland China Subsidiaries are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by relevant governmental agencies. It is likely that China will continue to adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although our Mainland China Subsidiaries’ facilities have passed previous environmental examination conducted by the Beijing Municipal Environment Protection Bureau, we cannot assure that they will continue to pass similar environmental examinations on any future production facilities that they may construct.

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

Negative publicity regarding China-based companies listed in the United States may affect the trading price of Sinovac Antigua’s common shares and result in increased regulatory scrutiny of our business.

In the past, litigation and negative publicity surrounding companies with operations in China listed in the United States have resulted in declining stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Various equity research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of merit, could result in a diversion of our management’s attention from managing our core business, negative publicity, potential costs to defend ourselves against rumors, volatility and loss in the trading price of Sinovac Antigua’s common shares and increased directors’ and officers’ insurance premiums, any of which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to how the PRC Vaccine Administration Law may impact our current operations.

The PRC Vaccine Administration Law became effective on December 1, 2019. It is China’s first legislation dedicated to the regulation of vaccine industry. According to the law, the supervision of vaccines will cover the whole lifecycle from vaccine development, production and distribution to vaccination. Specialized inspection teams of pharmaceutical professionals will be established at the central and provincial levels to conduct the supervision work. An electronic information system will also be set up to make all information on vaccines trackable during vaccine production, distribution and vaccination. The vaccine tracking system requires vaccination data, including vaccine’s information, expiry date and use date, the medical workers who issue the vaccines and their recipients, should be recorded and retained for at least five years after its expiry. The law imposes tough punishments on wrongdoers, stipulating that people whose violations constitute a crime shall bear heavier criminal responsibility. The move under the PRC Vaccine Administration Law could be a milestone in vaccine safety, while bringing back market confidence in the regulatory system. The new law is believed to be able to enable the regulators to close loopholes and rein in risks in vaccine management and boost the confidence of the public in vaccine products manufactured in China. Since the Vaccine Administration Law was recently promulgated, no detailed implementing rules have been promulgated so far, and it is unclear how this regulation will be interpreted, amended and implemented by the relevant PRC government authorities. In addition, PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms. We cannot predict how the new law will affect our business operations or future strategy.

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

We have a total of 97 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated or circumvented.

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

If any of these events occurs, our business will suffer and the market price of Sinovac Antigua’s common shares could decline.

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

We conduct a significant part of our operations in China, and generated approximately 85.0% of our sales in China in 2023. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•
the extent of government involvement;

•
the level of development;
•
the growth rate;
•
the control of foreign exchange;
•
the allocation of resources;
•
an evolving regulatory system; and
•
a lack of sufficient transparency in the regulatory process.

Accordingly, we may be influenced to a significant degree by political and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although in the recent decade the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The PRC government also exercises significant control over Chinese economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

The operations of our Mainland China Subsidiaries are governed by PRC laws and regulations. Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies with respect to a wide range of issues, such as competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on our Mainland China Subsidiaries. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the PRC government, could impose more stringent requirements on our Mainland China Subsidiaries, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices.

Prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us or our Mainland China Subsidiaries could have a material adverse effect on us and the market price of Sinovac Antigua’s common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of Sinovac Antigua’s common shares.

In addition, the PRC government has significant oversight and discretion over the conduct of our Mainland China Subsidiaries, and may intervene or influence our Mainland China Subsidiaries’ operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government publishes new policies that significantly affect certain industries.

On December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures (the “Review Measures”), which required that, among others, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. If the PRC government authorities later promulgate new rules requiring us to obtain approvals or complete filing for our future offshore offerings, we or our Mainland China Subsidiaries may be unable to obtain such approvals or complete such filings in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For instance, in July 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal

Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities. On February 17, 2023, the CSRC promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies. Any such actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or investment in China-based issuers could adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Government Regulation— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

Furthermore, our business and operations in Hong Kong may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to Sinovac Hong Kong and our operations in Hong Kong. We currently have three subsidiaries domiciled in Hong Kong, namely Sinovac Hong Kong, Everthrive Holding Company Limited and Everthrive Investment (Hong Kong) Company Limited. The business of our Hong Kong operations is immaterial to the group’s business. In 2023, sales by Sinovac Hong Kong only accounted for less than 1.0% of the group’s total sales. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the enacted version of PRC Data Security Law, the Cybersecurity Review Measures issued by the CAC, and the PRC Personal Information Protection Law, do not apply in Hong Kong. However, if certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on Sinovac Hong Kong’s business, financial condition and results of operations. To the extent any PRC laws and regulations become applicable to Sinovac Hong Kong’s business, it may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. Moreover, there is no guarantee that the PRC government will not seek to intervene or influence Sinovac Hong Kong’s operations at any time. If Sinovac Hong Kong and our operations in Hong Kong were to become subject to such oversight, discretion or control, it may result in a material adverse change in Sinovac Hong Kong’s operations.

We cannot rule out the possibility that the Chinese government will in the future release regulations or policies that directly or indirectly affect our industry or require us or our Mainland China Subsidiaries to seek additional permission to continue the operations of our Mainland China Subsidiaries, which could result in a material adverse change in our operation and the value of Sinovac Antigua’s common shares.

Furthermore, the PRC government authorities are continuously strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of relevant governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our daily operation, acquisition, investment and business development. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.

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

On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Provisional Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future capital raising activities in accordance with the Provisional Measures. Therefore, as an issuer that has been listed overseas before the effective date of the Provisional Measures, Sinovac Antigua is not required to complete filing with the CSRC for its prior offshore offerings at this stage. As of the date of this annual report, Sinovac Antigua and its Mainland China Subsidiaries have not been required to obtain any permission from or complete any filing with CSRC. However, our future capital raising activities such as follow-on equity or convertible debt offerings, listing on other stock exchanges and going private transactions, may be subject to the filing requirement with the CSRC.

Failure to complete such filing procedures as required under the Provisional Measures, or a rescission of any such filings completed by us or our Mainland China Subsidiaries, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of our Mainland China Subsidiaries, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Provisional Measures, if a Chinese entity violates these Provisional Measures, such Chinese entity and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may be subject to administrative penalties such as warnings and fines. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million.

Failure to complete such filing procedures for our future capital raising activities as required under the Provisional Measures and relevant filing rules, or a rescission of any such filings completed by us or our Mainland China Subsidiaries, would subject us and our Mainland China Subsidiaries to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of our Mainland China Subsidiaries, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China issued the PRC Personal Information Protection Law, which took effective in November 2021 and integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information.

On November 14, 2021, CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange;(iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, national security refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining “affect(s) or may affect national security” as stipulated in the Draft Data Security Regulations, remain uncertain, and are still subject to further clarification by the CAC. We cannot predict the impact of the Draft Data Security Regulations, at this stage, and we will closely monitor and assess any development in the rule-making process.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”) and several other administrations jointly promulgated the Review Measures, which became effective on February 15, 2022. According to the Review Measures, (i) if a critical information infrastructure operator purchases network products and services or an online platform operator conducts data processing, either of which affects or may affect national security, a cybersecurity review shall be carried out according to the Review Measures; (ii) an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. However, the Review Measures provides no further explanation or interpretation on the determination of “affects or may affect national security”, there remain uncertainties as to whether our data processing activities may be deemed to affect national security. As of the date of this annual report, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority, and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review.

It remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC authorities, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation which may impose additional restrictions on companies like us. If the PRC government authorities stipulate new rules which mandate China-based companies listed on a U.S. stock exchange, such as us, to conduct cybersecurity review, obtain additional approvals, or take other specific actions, we face uncertainties as to whether such clearance or approvals can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. In addition, compliance with these privacy and data protection laws and regulations as well as additional laws and regulations that may come into effect in the future may result in significant increase in our compliance costs, affect how we design our IT systems, how we and our partners process and use data, or transfer data from one jurisdiction to another, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity in the future, which could harm our reputation and negatively affect the value of Sinovac Antigua’s common shares and/or other securities.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information (the “Standard Contract Measures”), along with the formal version of the standard contractual clauses for cross-border transfer of personal information stipulated under the Personal Information Protection Law. If our Mainland China Subsidiaries failed to comply with such measures, they may face legal liability under the PRC Personal Information Protection Law, including being ordered to make corrections, given a warning and confiscation of illegally obtained gains, etc. The Personal Information Protection Law also provides for significant fines for serious violations of up to RMB50 million or 5% of annual revenues from the prior year and our Mainland China Subsidiaries may also be ordered to suspend any related activity or be revoked the relevant business permits or business license by competent authorities.

On March 22, 2024, CAC issued the Provisions on Regulating and Promoting Cross-Border Data Flows with immediate effect. Failure to comply with the relevant laws and regulations in relation to cross-border transfer of personal information may subject us and our Mainland China Subsidiaries to legal liabilities and may materially and adversely affect our business, financial condition and results of operations.

We rely on dividends paid by our Mainland China Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

Sinovac Antigua is a holding company, and we rely in part on the dividends paid by our Mainland China Subsidiaries, including majority-owned subsidiaries Sinovac Beijing, Sinovac Dalian and Sinovac LS, and our wholly owned subsidiary Sinovac Biomed for our cash needs, including the funds necessary to pay any dividends and other cash distributions to Sinovac Antigua’s shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our Mainland China Subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For instance, in accordance with the regulations in China, Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are required to set aside at least 10% of their after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company.

Sinovac Beijing, Sinovac Dalian, Sinovac LS and Sinovac Biomed are also required to set aside, at the discretion of their respective board of directors, a portion of their annual income after taxes to their employee welfare and bonus funds. These funds reduce the ability of these subsidiaries to pay dividends in cash.

In addition, if Sinovac Beijing, Sinovac Dalian, Sinovac LS or Sinovac Biomed incurs debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us before the debt is fully paid.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive over 85.0% of our revenues in renminbi in 2023, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by Sinovac Antigua’s subsidiaries. Under China’s existing foreign exchange regulations, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the PRC government could take future measures to restrict access to foreign currencies for current account transactions.

Our Mainland China Subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our Mainland China Subsidiaries by means of foreign currency from us or other foreign lenders, the foreign borrowed amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce (“MOFCOM”) and registered with SAFE. Such loans must also be registered with SAFE as foreign debts. If we finance our Mainland China Subsidiaries by means of additional capital contributions from offshore, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our Mainland China Subsidiaries to obtain foreign exchange through debt or equity financing.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Towards the end of 2020 and in 2021, the RMB saw this past depreciation trend reversed and the RMB gained more than 2% against the U.S. dollar. However, in 2022, the RMB lost over 8% in value against the U.S. dollar, and lost a further 3% in 2023. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar.

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

As the majority of our costs and expenses are denominated in renminbi, a resumption of the appreciation of the renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our Mainland China Subsidiaries receive revenues in renminbi, any significant depreciation of the renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, Sinovac Antigua’s common shares. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on Sinovac Antigua’s common shares or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Sinovac Beijing reconfirmed its “High and New Technology Enterprises” (“HNTE”) status in 2023 for a period of three years. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing is entitled to a reduced enterprise income tax (“EIT”) rate of 15% from 2023 to 2025. Sinovac Dalian and Sinovac LS reconfirmed their HNTE status in 2023 for another three-year period, which is from 2023 to 2025. Although the HNTE status were reconfirmed in 2023, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure in meeting these criteria could result in the entity losing its HNTE status. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

Under the EIT Law, dividends payable by us and gains on the disposition of Sinovac Antigua’s shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the EIT Law, Sinovac Antigua’s shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of Sinovac Antigua’s shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of Sinovac Antigua’s shares by our non-PRC enterprise shareholders were subject to the EIT, such shareholders’ investment in Sinovac Antigua’s shares would be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our Mainland China Subsidiaries to liability or penalties, limit our ability to inject capital into our Mainland China Subsidiaries or limit our Mainland China Subsidiaries’ ability to increase their registered capital or distribute profits.

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

Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not control our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Mainland China Subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how any future regulation concerning offshore or cross-border transactions will be implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our Mainland China Subsidiaries and limit our Mainland China Subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Sinovac Antigua’s directors and our executive officers and other employees who are PRC residents and who have been granted options and restricted shares were able to follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company.

Since our company has become an overseas listed company, Sinovac Antigua, its directors and executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our subsidiaries in China and limit such subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for Sinovac Antigua’s directors and our employees under PRC law.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our operating subsidiaries and affiliated entities in mainland China.

In funding our Mainland China Subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies’ “registered capital” and “total investment” ratio. “Registered capital” refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and “total investment” refers to the estimated amount of the total capital as required to enable and support the full-scale operation of a PRC foreign-investment company when the company is initially established. The amounts of a PRC foreign-investment company’s registered capital and total investment are set forth in the company’s articles of association and joint venture contract (in the case of a Sino-foreign joint venture) and approved by the competent government authority in advance. The balance between the required “total investment” and the “registered capital” can be satisfied by borrowings or loans obtained by the company. In other words, such loans cannot exceed the difference between such company’s registered capital and total investment.

Loans by Sinovac Antigua or Sinovac Hong Kong to Sinovac Beijing, Sinovac LS, Sinovac Dalian or Sinovac Biomed cannot exceed the difference between such company’s registered capital and total investment. The total investment and registered capital can be adjusted after the establishment of a foreign-investment companies with the approvals of all the shareholders or unanimous approvals of the board of directors. In the case of Sinovac Beijing, Sinovac Dalian or Sinovac LS, the approval from its respective minority shareholders is required to increase the amount of total investment. Further, all the loans from the overseas lenders must be registered with SAFE as foreign debts.

We may also decide to finance our Mainland China Subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian and Sinovac LS, the approval from its respective minority shareholders. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of the minority shareholders on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries. If we fail to obtain such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand the business.

Because Sinovac Antigua is incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our major shareholders, directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights under U.S. law in a court in the United States.

Sinovac Antigua is incorporated in Antigua and Barbuda. Sinovac Antigua’s corporate affairs are governed by its Articles of Incorporation and By-laws and by the International Business Corporations Act and common law of Antigua and Barbuda. The rights of shareholders to take legal action against Sinovac Antigua’s directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of Sinovac Antigua’s directors to Sinovac Antigua are to a large extent governed by the International Business Corporations Act and common law of Antigua and Barbuda. The International Business Corporations Act was modelled on Canadian company law and the common law of Antigua and Barbuda is derived from comparatively limited judicial precedent in Antigua and Barbuda, as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda.

The rights of Sinovac Antigua’s shareholders and the fiduciary responsibilities of Sinovac Antigua’s directors under Antigua and Barbuda law are not as clearly established as they would be under statutes or judicial precedents in the United States. Among other things, Antigua and Barbuda has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Further,

Antigua and Barbuda’s body of securities law, and the experience of its courts in addressing corporate and securities law issues of a type often experienced by public companies, is likely less developed than that of some of the other jurisdictions where publicly traded China-based companies are incorporated, such as the Cayman Islands.

It may be difficult or impossible for you to bring an action against us or Sinovac Antigua’s directors or officers in Antigua and Barbuda courts or to enforce or protect your rights under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to enforce a judgment against our assets or the assets of Sinovac Antigua’s directors and our officers under the laws of Antigua and Barbuda.

There is doubt as to whether Antigua and Barbuda courts would enforce judgments of United States courts obtained in actions against us or Sinovac Antigua’s directors or officers that are predicated upon the civil liability provisions of the Securities Act, or in original actions brought against us or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Antigua and Barbuda providing for such enforcement, and there are grounds upon which Antigua and Barbuda courts may not enforce judgments of United States courts. In addition, Antigua and Barbuda corporations may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our auditor, the independent registered public accounting firms that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, our auditor had historically been unable to be inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in Sinovac Antigua’s shares to lose confidence in the audit, reported financial information, and the quality of our financial statements.

Sinovac Antigua’s common shares will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of Sinovac Antigua’s common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into U.S. law on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit Sinovac Antigua’s common shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On May 4, 2022, we were identified by the SEC under the HFCAA. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a

Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

If Sinovac Antigua’s common shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for Sinovac Antigua’s common shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase Sinovac Antigua’s common shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Sinovac Antigua’s common shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

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

ITEM 4. Information on the Company

A. History and Development of the Company

The ultimate parent company’s legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, PRC. Our telephone number at this address is +86-10-5693-1800. Sinovac Antigua's registered address is located at the office of APN Corporate and Management Services Limited, Unit #4 Bryson’s Complex, Friars Hill Road, St. John’s, Antigua. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Sinovac Antigua is a holding company. We conduct our business through our 73.09% majority-owned subsidiary Sinovac Beijing, our 59.24% majority-owned subsidiary Sinovac LS, our 68% majority-owned subsidiary Sinovac Dalian, and our wholly owned subsidiaries Sinovac Biomed, Sinovac Hong Kong and Sinovac Singapore. Sinovac Beijing was incorporated on April 28, 2001, Sinovac LS was incorporated on May 7, 2009, Sinovac Dalian was established on January 19, 2010, Sinovac Biomed was incorporated on April 16, 2015, Sinovac Hong Kong was incorporated on October 21, 2008 and Sinovac Singapore was incorporated on August 6, 2020.

Sinovac Antigua was incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda pursuant to the International Business Corporations Act. Before Sinovac Antigua adopted its current name on October 21, 2003, it was named Net-Force System Inc. and was primarily engaged in the online gaming business. In September 2003, Sinovac Antigua issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing’s then shareholders for cash immediately before the above 51% share transfer. However, this 51% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million. We currently own 73.09% of the equity interests in Sinovac Beijing and Shandong Sinobioway Biomedicine owns a 26.91% interest.

In January 2004, Sinovac Antigua entered into a share purchase agreement with Heping Wang and issued him 3.5 million of its common shares and a promissory note in the amount of $2.2 million to acquire from him a 100% equity interest in Tangshan Yian. Mr. Wang had contracted to purchase these shares from Tangshan Yian’s then two shareholders immediately before the above 100% share transfer. However, this 100% equity interest in Tangshan Yian was transferred to Sinovac Antigua directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Heping Wang was responsible for paying the cash to the two shareholders. The transfer of the Tangshan Yian equity interest by Mr. Wang to us was registered and approved by PRC government authorities in November 2004.

In the first quarter of 2008, Sinovac Antigua issued and sold an aggregate of 2.5 million common shares at $3.90 per share to Sansar Capital Management. We received approximately $9.75 million in gross proceeds from this private placement of common shares.

In October 2008, Sinovac Antigua established Sinovac Hong Kong, a wholly owned subsidiary focused primarily on registering and distributing current and newly-developed vaccine products in Hong Kong and exporting our products abroad. In addition, Sinovac Hong Kong seeks research and development collaboration opportunities with third parties in Hong Kong.

In May 2009, Sinovac LS was incorporated with a registered capital of $5 million. In June 2016, Sinovac Antigua’s board of directors approved an additional capital contribution of $4.6 million, which was fully provided.

In November 2009, Sinovac Hong Kong entered into a joint venture agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live attenuated vaccines, such as varicella and mumps vaccines for human use. Pursuant to the joint venture agreement, Sinovac Hong Kong made an initial cash contribution of RMB60.0 million in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group made an asset contribution of RMB140.0 million, including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian.

In December 2010, Sinovac Hong Kong purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million. In 2014, the board of directors passed a resolution to increase Sinovac Hong Kong’s capital contribution to Sinovac Dalian in the amount of RMB80.0 million, which aimed to increase Sinovac’s equity ownership from 55% to 67.86%. RMB50.0 million was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million is provided to Sinovac Dalian. In 2016, an additional RMB30.0 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million was completed. In October 2016, Sinovac Hong Kong’s equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, Sinovac Antigua closed a public offering of its common shares. Sinovac Antigua issued and sold 11.5 million common shares at $5.75 per share. Sinovac Antigua received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable.

In 2013, Sinovac Antigua increased the capital investment to Tangshan Yian with the total amount of $4 million, which Sinovac Antigua lent to Tangshan Yian in 2010. In the same year, Sinovac Antigua lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes and operational activities. In December 2015, Sinovac Antigua entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer Sinovac Antigua’s 100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million. The disposal of Tangshan Yian was completed in February 2016.

In April 2015, we established Sinovac Biomed, which is 100% owned by Sinovac Hong Kong. Sinovac Biomed focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

In March 2016, Sinovac Antigua adopted the Rights Agreement. Pursuant to the Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of Sinovac Antigua’s common shares or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Sinovac Antigua’s common shares, in each case, without the approval of Sinovac Antigua’s board of directors, each Right will entitle the holders, other than the Acquiring Person, to buy, at an exercise price of $30.00, one one-thousandth of a share of our newly created series A junior participating preferred shares (the “Series A Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series A Preferred Share, common shares having a market value at that time of twice the Right’s exercise price. Sinovac Antigua’s board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares of Sinovac Antigua as the “Acquiring Person.” As described above, on March 5, 2018, Sinovac Antigua filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group had triggered the Rights Agreement by forming a group holding approximately 45% of Sinovac Antigua’s outstanding shares, in excess of the plan’s threshold of 15%, and acting in concert prior to the 2017 AGM.

On February 18, 2019, after reviewing the judgment of the Antigua Court of December 19, 2018 and considering all additional facts known to the board of directors, Sinovac Antigua’s board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under the Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void.

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

In February 2019, Sinovac Antigua amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of Sinovac Antigua’s common shares and Series B Preferred Shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of Sinovac Antigua’s common shares and Series B Preferred Shares then issued and outstanding, in each case, without the approval of Sinovac Antigua’s board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a share of its newly created series C junior participating preferred shares (the “Series C Preferred Shares”). Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares and/or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Sinovac Antigua’s board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua as the “acquiring person.” In February 2020, 2021, 2022, 2023 and 2024, Sinovac Antigua further amended the amended and restated Rights Agreement to extend its term until February 2025.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order restraining Sinovac Antigua from taking further action under the Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court, and this order was extended in January 2022 until the conclusion of the appeal process to the Privy Council. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard by the Court of Appeal on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. On February 24, 2022, 1Globe obtained permission from the Court of Appeal for leave to appeal certain appeal grounds to the Privy Council, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of 1Globe’s existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending. See “Legal and Administrative Proceedings” for additional information.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all Sinovac Antigua shareholders against Sinovac Antigua; Mr. Weidong Yin; and other managers and directors of Sinovac Antigua, including Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meg Mei, and Mr. Shan Fu (the “Individual Defendants” and collectively with Sinovac the “Sinovac Defendants”); and Wilmington Trust National Association. MW Gestion alleges breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion’s claims stem from a private investment in public equity transaction on July 2, 2018, and Sinovac Antigua’s implementation of its Rights Agreement on February 22, 2019. Sinovac Antigua and certain other defendants filed a motion to dismiss all claims on November 20, 2023, and the motion was fully briefed as of February 27, 2024.

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

In November 2020, Sinovac Hong Kong increased its equity ownership of Sinovac Dalian from 67.86% to 68%, by converting RMB46.6 million debt into equity.

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

In 2023, Sinovac Hong Kong invested a total of $101.4 million (RMB720 million) in SKY Biologics Co., Ltd. (“SKY Biologics”), in which Sinovac Hong Kong holds 45% of the equity interest. Keding Investment (Hong Kong) Limited holds 55% of the equity interest in SKY Biologics. In November 2023, SKY Biologics acquired 94.03% of the equity interest in Synermore Biologics (Suzhou) Co., Ltd., a company which focuses on the development and production of monoclonal antibody drugs in the fields of infectious diseases, malignant tumors and autoimmune diseases, with a consideration of RMB2,303.8 million.

At the end of 2023, we also had subsidiaries in Thailand, the Philippines, Mexico, Colombia, Bangladesh, Indonesia, Chile as part of our globalization strategy.

In 2023, we were named the exclusive strategic partner of BogotáBio, which would break ground as the first local human vaccine production facility to be established with local government in Colombia’s capital city of Bogota.

In August 2023 and January 2024, a third party unrelated to and unaffiliated with us and our management filed tender offer statements on Schedule TO with the SEC related to its offer to purchase for cash, subject to the terms and conditions set forth in the offer to purchase, up to a maximum of 10,000,000 shares of Sinovac Antigua at a purchase price of $0.03 per share, net cash to the seller, less any applicable withholding taxes and without interest. On September 5, 2023 and January 18, 2024, Sinovac Antigua filed Schedule 14D related to these two tender offers, respectively. Sinovac Antigua’s board of directors unanimously recommended that shareholders of Sinovac Antigua reject such tender offers and not tender the shares for purchase pursuant to the offer to purchase. These unsolicited partial tender offers expired on September 29, 2023 and March 12, 2024, respectively. After the expiration of the tender offers, on October 3, 2023 and March 15, 2024, respectively, such third party filed statements with the SEC that the offers resulted in a total of 93,507 shares and 1,325,314 shares being tendered, respectively. Following the purchase of all the tendered shares, such third parties owned an aggregate of approximately 1,418,821 shares, accounted for 1.4% of Sinovac Antigua’s total issued and outstanding shares as of March 31, 2024 after issuance of the Exchange Shares or 2.0% of Sinovac Antigua’s total issued and outstanding shares as of March 31, 2024 before issuance of the Exchange Shares.

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

In December 2019, the NMPA approved and issued a product license for our varicella vaccine. In June and December 2020, we obtained production license for our quadrivalent influenza vaccine (“QIV”) and pneumococcal polysaccharide vaccine (PPV) from the NMPA, respectively.

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

Product	Indication	Pre-clinical	File IND	Obtain Clinical Approval from NMPA	Phase I	Phase II	Phase III	On sale
Healive	Hepatitis A							
Bilive	Hepatitis A&B							
Anflu	Influenza							
Panflu Whole Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(1)	
Split Viron Pandemic Influenza Vaccine	Pandemic Influenza Virus						(2)	
Panflu.1	Influenza A H1N1 Virus							
Mumps Vaccine	Mumps							
EV71 Vaccine	EV71 Virus							
Varicella Vaccine	Varicella-zoster Virus (Herpes Virus 3, Human)							
Pneumococcal Polysaccharide Vaccine	Pneumococcus							
Sabin Inactivated Polio Vaccine	Polio							
Quadrivalent influenza vaccine	Influenza Virus							
CoronaVac	COVID-19							
Adsorbed Tetanus Vaccine	Adsorbed Tetanus Vaccine							
Pneumococcal Conjugate Vaccine (13-valent)	Pneumococcal Conjugate Vaccine (13-valent)							
Group ACYW135 Meningococcal Conjugate Vaccine	ACYW135 Meningococcal Conjugate Vaccine							
Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell)	Reassortant Rotavirus Vaccine							
Bivalent Enterovirus Vaccine (Vero Cell)	Bivalent Enterovirus Vaccine							
Pneumococcal Conjugate Vaccine (24-valent)	Pneumococcal Conjugate Vaccine (24-valent)							
Pentavalent DTaP-IPV/Hib Combination Vaccine	Pentavalent DTaP-IPV/Hib Combination Vaccine

(1)
Our Panflu Whole Viron Pandemic Influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
(2)
Our Panflu Split Viron Pandemic Influenza Vaccine did not undergo phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval.
•
Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, consuming food or drinking water that has been contaminated by hepatitis A virus. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program, and announced plans to expand vaccination to newborns nationwide by the end of 2010. Healive obtained WHO pre-qualification in 2017 which enabled us to expand our Healive international sales and market. Our production line to manufacture our hepatitis vaccines, has an aggregate combined production capacity of approximately 20 million doses annually. In 2023, Healive was approved and authorized by seven new countries and obtained new GMP certificates from five countries. As of the date of this annual report, Healive has been approved by more than 20 countries and organizations around the world and authorized to be administered in more than 30 countries and regions.

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
•
Anflu. In October 2005, we received the final PRC regulatory approval for the production of Anflu, a vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply (“IVS”) taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. We didn’t supply season flu vaccine in 2018 due to the production disruptions resulting from the actions of the former representative of Sinobioway Medicine. Further, Sinovac Beijing was forced to destroy the affected products. To ensure the safety for product, Sinovac Beijing temporarily suspended production at the impacted facility. The production of Anflu resumed at this facility in 2019. Our production line to manufacture our flu vaccines, Anflu, QIV, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 15 million doses of Anflu. Our Anflu products are sold to Asia, Africa, the Mediterranean region and Central America.
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
•
Mumps vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. In September 2012, we were granted a production license for mumps vaccine by the NMPA. Our mumps vaccine production line has an aggregate production capacity of approximately 50 million doses annually. We began to sell mumps vaccine in December of 2012.

•
Inlive. EV71 causes hand, foot and mouth diseases (HFMD) among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including China, Malaysia, Singapore, Australia, Vietnam and Taiwan. There is no identified treatment for enterovirus infections. We started our research and development of the EV71 vaccine in 2008. In December 2009, the NMPA accepted our application to commence human clinical trials and on December 23, 2010, we obtained the approval from the NMPA to commence clinical trials. In 2013, we completed all three phases of clinical trials. On December 30, 2015, the NMPA issued the new drug certificate and production license for our EV71 vaccine, which was to be used in children aged six months to three years old. On January 25, 2016, the NMPA issued the GMP certificate for Inlive. We have been granted eleven patents relating to the EV71 vaccine in China. In order to provide EV71 vaccine protection for more children, we started a Phase III clinical study on expanded age group of Inlive usage in 2017 and completed the study in 2019. In June 2021, the NMPA approved Inlive’s use in children aged six to seventy one months old. Furthermore, in November 2022, Inlive was approved by the food and drug administration of Indonesia (BPOM), making it the first vaccine approved in Indonesia to prevent HFMD, and it was also the first overseas marketing authorization granted to Inlive.
•
Varicella vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children, but may be complicated by pneumonia and encephalitis in adults. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with NMPA in January 2013 and obtained the clinical trial license in October 2015. A phase I clinical trial was conducted and completed in 2016 and a phase III trial was completed in 2017. The production license application was filed with NMPA in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year. In December 2019, Medical Products Administration of Liaoning Province approved and issued a product license for our varicella vaccine, and we began to sell varicella vaccine in April 2020. In November 2022, our varicella vaccine was prequalified by the WHO, marking it the first WHO prequalified Chinese varicella vaccine. In 2023, our varicella vaccine was approved and authorized by Lebanon and Kenya, and was sold to Turkey, Lebanon, Kenya, the Netherlands and Germany.
•
Pneumococcal polysaccharide vaccine (“PPV”). PPV is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with increased pneumococcus infection risks. We filed an application for clinical trials to the NMPA in February 2011 and obtained the approval to commence clinical trials in May 2014. On December 2, 2020 the NMPA approved and issued a product license for our 23-valent PPV vaccine to prevent the infection by streptococcus pneumonia in adults and children aged two years old and above, which is our first bacterial vaccine product approved so far, broadening the potential of our product portfolio. We began to sell PPV in April 2021. In 2023, our PPV was sold to The Republic of Côte d'Ivoire.
•
Sabin Inactivated Polio vaccine (“sIPV”).Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person and it spreads mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. In developing countries around the globe including China, oral polio vaccine (“OPV”), is widely utilized to eradicate polio. Although OPV is considered safe and effective, in rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus. Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world. sIPV is safer to manufacturers and potentially more affordable as compared to the currently available Salk IPV. The global demand for IPV is increasing as the WHO’s Global Polio Eradication Initiative has called for IPV to be introduced globally. On April 3, 2014, we entered into a non-exclusive license agreement with The Institute for Translational Vaccinology (“INTRAVACC”) a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. In collaboration with INTRAVACC, we completed the pre-clinical study and submitted the application for clinical trials to NMPA in October 2014. In November 2015, we obtained a clinical trial license. Phase I/II clinical trials were completed in April 2017, followed by the commencement of a phase III trial, which was completed in 2018. In January 2019, the NDA was submitted to the NMPA and we completed the production site inspection in October 2020. In July 2021, the NMPA approved and issued a product license for our sIPV and sales began in November 2021. In June 2022, our sIPV vaccine was prequalified by the WHO. In August 2023, our sIPV passed the second WHO qualification audit. Also in 2023, our sIPV was approved in Belarus and Ukraine.
•
Quadrivalent influenza vaccine (“QIV”). Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one influenza B virus, QIV is designed to protect against four different flu viruses: two influenza A viruses and two influenza B viruses. These two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the NMPA. The approval to conduct human clinical trial was issued by the NMPA in November 2016. Phase III clinical trial has been completed. The preliminary results of the phase III clinical trial showed that the vaccine is safe and immunogenic. The site inspection was completed in March 2020. On June 24, 2020, the NMPA approved and issued a product license for our QIV vaccine and sales began in September 2020. In 2022, our QIV was approved for marketing use in Bangladesh and the Dominican Republic. In 2023, our QIV semi-finished products were sold to Bangladesh.

•
COVID-19 vaccine (CoronaVac). We initiated the development of a vaccine against COVID-19 on January 28, 2020. The application for clinical trials was submitted to NMPA on March 13, 2020. NMPA implemented a concurrent review on the full submission and granted the approval for clinical trials on April 13, 2020. The phase I clinical trial commenced on April 16, 2020. The phase I and II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the phase I trial and 600 participants in the phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in the Lancet Infectious Diseases on November 17, 2020. We started our first phase III trial on CoronaVac on July 21, 2020 in Brazil, and then in Turkey, Indonesia and Chile. There were a total of approximately 30,000 participants enrolled in the trial across those four countries. We also initiated global clinical studies of CoronaVac among children since 2021. We began rolling submission to the NMPA since September 2020 and the NMPA carried out rolling reviews when the submission was made. On February 5, 2021, the NMPA granted a conditional marketing authorization for CoronaVac for use in individuals aged 18 and above, and we obtained the emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was validated for emergency use under the WHO EUL procedure and recommended by the Strategic Advisory Group of Experts on Immunization for use in all individuals aged 18 and above. In November 2022, the WHO extended the emergency use in children as young as three years old. This is the youngest age that the WHO has validated for EUL of COVID-19 vaccines in the world so far. In 2023, CoronaVac has gained emergency use authorization in 12 new countries, and obtained new approvals in three countries. As of the date of this annual report, CoronaVac have been authorized in more than 70 countries and regions under conditional marketing authorizations, emergency use or full registration.

Our pipeline consists of vaccine candidates in the clinical and pre-clinical development phases in China, as follows:

•
Adsorbed Tetanus Vaccine. Tetanus is a specific infection in which Clostridium tetanus invades the body through skin or mucosal wounds, grows and multiplies in a hypoxic environment, and produces toxins that cause muscle spasms. Adsorption Tetanus Vaccine is mainly used for people with a high chance of trauma, also for the prevention of maternal and neonatal tetanus in pregnant women. Our Adsorbed Tetanus Vaccine was approved for clinical studies by the NMPA in June 2021. Our Adsorption Tetanus Vaccine progressed to phase III clinical trial in 2023 and is estimated to be completed in May 2024.
•
Pneumococcal conjugate vaccine (13-valent, PCV13; 24-valent, PCV24). Pneumococcal disease is a serious infection caused by Streptococcus pneumonia bacteria, which can infect the sinuses and inner ear. In some cases, the bacteria can infect the lungs, blood, and brain, and these conditions can be fatal. PCV13 and PCV24 contains 13 or 24 different types of pneumococcal bacteria respectively, which effectively prevents children (> 6 weeks old) and adults from the infection of Pneumococcal bacteria. Our PCV13 is currently in phase III trial, and PCV24 was approved for clinical study by the NMPA in March 2024.
•
Group ACYW135 Meningococcal Conjugate Vaccine. This vaccine is a quadrivalent meningococcal vaccine containing polysaccharides from serogroups A, C, W, and Y conjugated to a CRM197 carrier protein, which protects against four types of meningococcal bacteria (types A, C, W, and Y). The vaccine effectively prevents younger children (as young as 2 months old) and teens from meningococcal disease. Our Group ACYW135 Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in April 2023. Phase I/II trials are underway.
•
Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). Rotavirus is a highly contagious virus that causes severe watery diarrhea, vomiting, fever, and abdominal pain, which spreads easily among infants and young children. The Reassortant Rotavirus Vaccine is an orally administered vaccine used for prevention of rotavirus gastroenteritis in infants caused by rotavirus infection of six serotypes. Our Reassortant Rotavirus Vaccine was approved for clinical study by the NMPA in January 2024, and the phase I trial is underway.
•
Bivalent Enterovirus Vaccine (Vero Cell), Inactivated. Hand, foot, and mouth disease (HFMD) is a contagious viral infection caused by Enterovirus or Coxsackievirus, with symptoms of fever, malaise, skin rash, sore throat, and small blisters that ulcerate, and few with severe symptoms of viral encephalitis, brainstem encephalitis, pulmonary edema, acute flaccid paralysis, and even death. The Bivalent Enterovirus Vaccine can prevent infants and younger children from infecting EV-A71 and CV-A16, the two main pathogens associated with hand, foot, and mouth disease. Our Bivalent Enterovirus Vaccine was approved for clinical study by the NMPA in July 2023, and the phase I trial is underway.
•
Pentavalent DTaP-IPV/Hib Combination Vaccine. Based on the Adsorbed Tetanus Vaccine and Haemophilus Influenzae Type b Conjugate Vaccine, and our listed product Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains, we are in the preclinical development process of the Diphtheria, Tetanus, Pertussis (acellular, component), Poliomyelitis (Sabin, inactivated) Vaccine (adsorbed) and Haemophilus Influenzae Type b Conjugate Vaccine (DTaP-IPV/Hib). The DTaP-IPV/Hib vaccine can prevent infants and younger children from the infection of Corynebacterium diphtheriae, Clostridium tetani bacteria, Bordetella pertussis bacteria, Haemophilus Influenzae Type b and poliovirus.
•
Other vaccines. Currently we are developing different types of vaccines to prevent more than 20 life-threatening diseases, which are under preclinical studies or have completed preclinical studies.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive, varicella vaccine, QIV, PPV, sIPV and CoronaVac. Please see “— Our Products.” We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines for infectious diseases with significant unmet medical needs, as well as on vaccine products with extensive market demand in China and other countries. We have undertaken nearly 60 national, provincial and ministerial science and technology R&D projects, received two national level technology awards, and published more than 140 SCI papers, many of which were published in top academic journals including New England Journal of Medicine, The Lancet, Science and Nature, etc. Furthermore, we also lead the Chinese branch of the BRICS Vaccine Research and Development Center. So far we have obtained 97 patents for our core technologies in China.

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

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $344.5 million, $442.1 million and $155.0 million in 2023, 2022 and 2021, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Mainland China Domestic Market

Our sales strategy is to increase our market share and enhance our competitive advantage in the private vaccine sales market in China while building on this strength to encourage government to expand market size in the government-paid market. We also intend to establish our presence, increase our sales to international markets and enhance awareness of our products outside China.

In 2018, our sales model was transformed to a collaborative model between our sales team and third-party marketing agents. We have formed a commercial and marketing management team, strengthened the compliance management to third-party marketing agents, and expanded market coverage, improved our competitive position in the market, and improved the quality of customer services through professional and academic promotion activities. As of December 31, 2023, our internal sales and marketing team covered 2,373 district CDC customers in 31 provinces and municipal cities in China. Our sales and marketing team is mainly responsible for developing marketing strategy for each product, medical education of our products, maintenance of customer relationship at the national and provincial level, bidding access at the provincial level, development of the public market, as well as product sales related services and the support and management of third-party marketing promotion agents. We cooperate with 48 third-party marketing promotion agents, engaging approximately 1,600 marketing and promotional staff. The team of the third-party agents carries out business with CDC customers at district/county level and point of vaccination (POVs) with our support in all aspects. In addition, we have taken the lead in placing commercial insurance compensation mechanism for adverse events response to vaccination nationwide in the private vaccine market and certain government sponsored programs to provide more professional services for CDC customers and end-users. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

In 2023, 2022 and 2021, our sales in mainland China contributed 85.0%, 74.8% and 56.3%, respectively, of our total sales.

International Market

As of December 31, 2023, we had already exported our vaccine products to over 70 countries outside of mainland China.

Hepatitis A vaccine: According to WHO Hepatitis A Vaccine Global Market Study dated February 2023, 59 countries have introduced Hepatitis A vaccine into national immunization programs. By the end of 2023, we supplied Hepatitis A products to 38 countries and/or regions.

Varicella vaccine: WHO immunization data shows that 59 countries have included varicella vaccine in national immunization programs and most of them are high income and upper-middle income countries. 15 lower to upper-middle income countries are our targeted varicella vaccine markets. We are planning to expand distribution of our varicella product in more middle-income countries.

Inactivated Polio Vaccine ("IPV"): The WHO recommends all countries to introduce at least two doses of IPV into their national immunization programs. Currently 154 countries have introduced IPV. We will seek opportunities to supply our sIPV to low income and lower-middle income countries through international organizations, such as United Nations International Children's Emergency Fund (UNICEF) and The Pan American Health Organization (PAHO), by participating in IPV tenders, in order to contribute to the global polio eradication initiative.

Influenza vaccine: According to the WHO’s influenza vaccine global market study in 2023, seasonal influenza demand is stable and highly concentrated in high income and upper-middle income countries, which together account for over 95% of seasonal influenza vaccine usage. We have delivered influenza vaccines to 11 countries. We will continue to focus on ensuring influenza vaccine access in more middle-income countries.

In order to speed up our commercial globalization of our products portfolio, as well as strengthening our reputation for quality, we obtained WHO pre-qualifications for our hepatitis A vaccine in 2017 and our sIPV vaccine and varicella vaccine in 2022. In June 2021, our CoronaVac was approved for the WHO’s EUL procedure.

We will continue to explore the commercial globalization of our product portfolio and develop products targeting potential international markets where we believe we can be successful.

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

Suppliers

We obtain raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we have used for Bilive production. We have sourced hepatitis B antigens entirely from Beijing Biological. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed.” Raw materials generally are in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

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

Our production site in Changping District, Beijing primarily consists of a filling and packaging facilities that complies with the new PRC GMP standards, as well as the EV71 production facility and the sIPV production facility. The EV71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016. Our GMP compliant sIPV vaccine production line was built in 2017 with a designed annual production capacity of 40 million doses. Our sIPV vaccine production lines in Changping site passed GMP inspection by WHO for prequalification purpose in June 2022 and passed the second WHO qualification audit in August 2023.

We have three production sites in Daxing District, Beijing for CoronaVac which can also be used for other products in the future. The sites are in compliance with the new PRC GMP standards.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, mumps and combination vaccines containing measles, mumps, rubella, and/or varicella. Sinovac Dalian received its GMP certificate from NMPA for its mumps vaccine in September 2012 and launched mumps vaccine, its first commercial product, in late 2012. The renewed GMP certificate issued by the Food and Drug Administration of Liaoning Province was obtained on February 13, 2018. Our varicella vaccine production line was inspected by the Medical Products Administration of Liaoning Province and a production license was granted in December 2019.

Starting on December 1, 2019, the NMPA no longer issues GMP certificates for vaccine manufacturers and production facilities. Instead the NMPA conducts routine GMP inspections throughout the year and inspection results would be communicated to vaccine manufacturers. Any inspection deficiencies would be required to be remediated by the manufacturers. As of the date of this annual report our production facilities described above are all in compliance with NMPA’s GMP standards.

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

Under the terms of the technology transfer agreement, we will make milestone payments of up to $3 million and royalty payments ranging from 6% to 10% of net sales in China. Both parties will work together to develop international markets for the products. On November 17, 2009 and December 14, 2011, two amendment agreements were signed for the payment of $0.3 million for the transfer of an additional six serotypes and related technology. As of December 31, 2023, we made total milestone payments of $1.2 million ($1.0 million under the agreement dated as of March 12, 2009 and $0.2 million under the amendment agreement dated as of December 14, 2011). The remaining milestone payments will be paid when we achieve each specific milestone, which includes obtaining clinical trials approval, completing clinical trials and achievement of desired results, and achievement of commercial sales.

In January 2015, we entered into the third amendment to the technology transfer agreement dated March 12, 2009, as amended on November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both we and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. We did not make any payment in this regard for the years ended December 31, 2023, 2022 and 2021.

In August 2009, we entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) twelve years after the first commercial sale by us where such rights have existed but expired or have never existed, unless the agreement is terminated earlier per the provisions included therein.

We agreed to pay NIH a license royalty of $80,000 upon execution of the agreement and a non-refundable minimum annual royalty of $7,500, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. For each country in the licensed territory under the patent license agreement, we also agreed to pay NIH benchmark royalties in the total amount of $0.3 million upon achieving the benchmarks as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. We recorded a license royalty of $7,625, $nil and $nil for the year ended December 31, 2023, 2022 and 2021, respectively, as research and development expenses.

In August 2011, we licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. We agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9.9 million based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3.4 million accrued at the end of 2011 were paid in 2012. We did not accrue any royalty payment in 2023, 2022 and 2021.

In April 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. The agreement has a term of 50 years.

We agreed to pay INTRAVACC a license fee of up to $2.4 million (€1.5 million) net of PRC withholding tax, including an entrance fee and milestone payments upon achievement of specific milestones. We also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the license agreement. We recorded a payment of $134,614 (€124,117) for the year ended December 31, 2023, as cost of goods sold. We recorded a payment of $67,796 (€60,000) for the year ended December 31, 2022, as cost of goods sold. We recorded a payment of $72,345 (€60,000) for the year ended December 31, 2021, as research and development expense.

In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA (“GSK”), to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, and provide reasonable assistance and relevant technical materials to Sinovac Dalian for developing and producing combination vaccines containing measles. We did not make any payment for purchasing measles seeds to GSK for the years ended December 31, 2023, 2022 and 2021.

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In 2010, the NMPA increased the quality standard of some vaccine products by issuing a new version of Pharmacopeia. As a result, some vaccine products manufactured by multinational companies could no longer be sold in China. According to the NMPA, there are approximately 50 vaccine companies in China, of which we believe approximately 18 are our direct competitors for our non-COVID-19 vaccines.

Even with the advent of private medical and healthcare insurance programs in China and the government vaccine purchase program’s expanded vaccine list, most Chinese citizens must pay for vaccines by their own because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers mainly infants and young children. We believe the consumer market for conventional products is health conscious yet price sensitive and accordingly would favor our products over both the cheaper vaccines with lower quality provided by local manufacturers and the more expensive vaccines with comparable quality manufactured by international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in, have engaged in or may engage in, efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. They are also more experienced in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Multiple vaccine products have been approved for sales worldwide. Many of these vaccine products are marketed by our major competitors in particular for hepatitis A, influenza, COVID-19 vaccine, varicella and sIPV. Specifically, with respect to the inactivated hepatitis A vaccine, we consider AIM Vaccine as a key competitor in China, and GSK and Merck Sharp & Dohme Corp. for the markets outside of China. The live attenuated hepatitis A vaccine manufacturers include Institute of Medical Biology - Chinese Academy of Medical Sciences (“IMBCAM”), Pukang Biological Co., Ltd., and China National Biotec Group (“CNBG”). With respect to the influenza vaccines, we consider Hualan Biological Engineering Inc. and CNBG as key competitors in China, and Sanofi Pasteur S.A. as our major competitor for the markets outside China. With respect to the EV71 vaccines, we consider IMBCAM and CNBG. as our key competitors in China. With respect to the COVID-19 vaccine, we consider CNBG, Pfizer, Moderna and AstraZeneca as our key competitors. With respect to the varicella vaccine, we consider Changchun BCHT Biotechnology Co., Ltd. and Changchun Keygen Biological Products Co., Ltd. and CNBG as key competitors in China. With respect to the 23-valent pneumococcal polysaccharide vaccine, we consider CNBG, Walvax Biotechnology Co., Ltd. and Minhai Biotechnology Co., Ltd. as key competitors in China. For the inactivate polio vaccine we consider IMBCAM and CNBG as our key competitors in China.

We believe we enjoy a number of advantages over the PRC domestic competitors and multinational competitors in China. Generally, we believe that the principal competitive advantage in the markets for our products and product candidates include:

•
safety and efficacy profile;
•
brand reputation;
•
product supply; and
•
sales related services.

External Environment: Opportunities and Challenges

In the last three years, the world experienced a major pandemic, multiple geopolitical conflicts, and climate and energy crisis effects, which all have a detrimental impact on health and healthcare globally, with the most vulnerable populations being the most impacted. While triggering growth and innovation in the form of a surge in healthcare spending and investments, and scientific advancements, the pandemic also exposed global health disparities, had a negative impact on public well-being, and exacerbated macro-economic issues and the climate crisis. We respond to this dynamic environment by working with governments, regulators and industry partners to deliver premium outcomes to public health systems that demonstrates value to the public.

Equitable access and outcomes for all is a key element and will require significant and disproportionate investment in the countries or regions lagging behind. Public health systems need to be enhanced to think about success in the context of broader outcomes across health and wellness for individuals, communities, populations and systems over multiple years in the face of expected and unexpected circumstances. Sinovac realizes we need to support the implementation of innovative approaches in science and medicine needs to be cultivated, in particular in countries or regions where infrastructure and opportunities may not be as advanced, and in 2023, we dedicated more resources on vaccine partnerships in developing areas such as Türkiye and Colombia.

Ageing populations are increasing global demand for preventive health solutions, and changing the way healthcare is delivered worldwide. Changing demographics will contribute to rising demand for healthcare, which we can respond to by developing and investing in a pipeline of vaccines that will meet the needs across all age groups.

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

We have a total of 97 issued patents and a number of pending patent applications related to our vaccines in China.

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

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB7,090 million ($1,001 million) in 2023 to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide (excluding the United States and Europe) product liability insurance for Healive, Bilive, Anflu, Panflu, Inlive, varicella vaccine, and QIV from April 2023 to April 2024. We also carry product liability insurance for all of our products in mainland China. We maintain liability insurance to cover liability claims that may arise from the incidents relating to certain of the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.”

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Non-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug (“IND”) application to the Centers for Drug Evaluation. The applicant shall be provided with a decision on whether a consent is granted to conduct clinical study. If no decision is provided within 60 days, permission is deemed to have been granted. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

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

C. Organizational Structure

See “Item 3. Key Information – Corporate Structure.”

D. Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Haidian District in Beijing, with the total construction area of 48,980 square feet (4,550 square meters), of which approximately 16,700 square feet (1,551 square meters) are used as office space and approximately 32,300 square feet (2,999 square meters) are used for the production plant for Healive. We own the facilities on this site.

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

In February 2010, we acquired a right to use approximately 312,380 square feet (29,021 square meters) of land located in Changping District, Beijing (“Changping Site”) with five buildings with a total construction area of 347,900 square feet (32,322 square meters) for a total consideration of approximately RMB123.6 million. We had made all required payments by December 31, 2012. We built a new filling and packaging line, EV71 production facilities and a storage warehouse at the Changping site. In May 2013, the new filling and packaging facility at the Changping site was granted the GMP certificate, following which, we moved all the filling and packaging activities to the Changping site. The new storage warehouse was put into operation in December 2010. The EV71 vaccine production line at the Changping site has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. In July 2016, we started to build our sIPV plant for bulk production at the Changping site with a capacity of approximately 40 million doses and we obtained an approval of sIPV from the NMPA in 2021. In 2021, we expanded the filling and packaging facilities to add additional filling and packaging lines and moved the storage to a leased warehouse.

In 2023, our Influenza vaccine bulk production line in Daxing site passed GMP inspection and was put into use. It has a designed annual production capacity of 40 million doses, which increases our annual Influenza vaccine production capacity from 15 million to 55 million doses.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, and mumps vaccines for human use. Sinovac Dalian has nine existing buildings with a total construction area of 581,200 square feet (54,000 square meters), located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012. The construction of a varicella vaccine production plant was completed in 2019. The production permit was granted in December 2019 after the Medical Products Administration of Liaoning Province’s inspection of our varicella vaccine production line. The annual capacity of the varicella production line is 5 million doses. The construction of Building No.3 was completed in November 2020, and it was used for CoronaVac production on commission and can be used for future varicella vaccine production. Building No.3 has a total construction area of about 303,101 square feet (28,159 square meters) and it was first used in February 2021.

In 2009, we established Sinovac LS focusing on R&D. In 2020, Sinovac LS obtained a drug production license. Sinovac LS is mainly committed to the research and development, production and sales of COVID-19 vaccine, CoronaVac, as well as the research and development of other new products. Sinovac LS is located in the biomedical industry base in Daxing District, Beijing, which has three production bases through direct ownership or lease. Our CoronaVac production sites are in compliance with the new PRC GMP standards. Sinovac LS had a rapid growth in 2020 and 2021, and in order to host future pipeline product manufacturing facilities, Sinovac LS also acquired an additional campus in the same area. As of the date of this annual report, Sinovac LS has a total construction area of 317,695 square meters in the Daxing District.

In September 2022, we initiated the construction of a new industrialization base in Zhongguancun Life Science Park in Changping District of Beijing, which is designed to be a base for the industrialization of our high-tech achievements. It is planned to consist of seven main buildings, with a total construction area of about 1,328,577 square feet (123,429 square meters). The total investment amount is expected to exceed RMB2 billion. The construction of the main structure was completed in June 2023 and the buildings could be used in 2024. After completion, the base will serve as the generic technology platform, service platform and manufacturing base for frontier fields in biomedicine in China to accelerate the transformation of biomedical research achievements.

In July 2022, we commenced the construction of the Vaccine Quality Research Center in our Changping site, with a construction area of 280,000 square feet (26,000 square meters). Once completed, the Vaccine Quality Research Center will be mainly used for the storage and quality control research during vaccines’ full manufacturing process.

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

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We have agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to, among other things, extend the effectiveness of each agreement to reflect revised termination dates between December 2015 and May 2021. License fee and royalties of $3.4 million accrued at the end of 2011 was paid in 2012. We accrued a royalty of $9,000 at the end of 2018, which was paid in 2019. No royalties were incurred for the years ended December 31, 2023, 2022 and 2021.

No amortization expenses were recorded in 2023, 2022 and 2021 for proprietary rights as they were fully amortized.

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

Our pipeline consists of vaccine candidates with five types of vaccine technology in the clinical development phases in China, as follows:

Adsorbed Tetanus Vaccine. Tetanus is a specific infection in which Clostridium tetanus invades the body through skin or mucosal wounds, grows and multiplies in a hypoxic environment, and produces toxins that cause muscle spasms. Adsorption Tetanus Vaccine is mainly used for people with a high chance of trauma, also for the prevention of maternal and neonatal tetanus in pregnant women. Our Adsorbed Tetanus Vaccine was approved for clinical studies by the NMPA in June 2021. In 2023, our Adsorption Tetanus Vaccine has progressed to phase III clinical trial, and is estimated to complete in May 2024.

Pneumococcal conjugate vaccine (13-valent, PCV13; 24-valent, PCV24). Pneumococcal disease is a serious infection caused by Streptococcus pneumonia bacteria, which can infect the sinuses and inner ear. In some cases, the bacteria can infect the lungs, blood, and brain, and these conditions can be fatal. PCV13 and PCV24 contains 13 or 24 different types of pneumococcal bacteria respectively, which effectively prevents children (> 6 weeks old) and adults from the infection of Pneumococcal bacteria. Our PCV13 is currently in phase III trial, and PCV24 was approved for clinical study by the NMPA in March 2024.

Group ACYW135 Meningococcal Conjugate Vaccine. This vaccine is a quadrivalent meningococcal vaccine containing polysaccharides from serogroups A, C, W, and Y conjugated to a CRM197 carrier protein, which protects against four types of meningococcal bacteria (types A, C, W, and Y). The vaccine effectively prevents younger children (as young as 2 months old) and teens from meningococcal disease. Our Group ACYW135 Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in April 2023. Phase I/II trials are underway.

Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). Rotavirus is a highly contagious virus that causes severe watery diarrhea, vomiting, fever, and abdominal pain, which spreads easily among infants and young children. The Reassortant Rotavirus Vaccine is an orally administered vaccine used for prevention of rotavirus gastroenteritis in infants caused by rotavirus infection of six serotypes. Our Reassortant Rotavirus Vaccine was approved for clinical study by the NMPA in January 2024, and phase I trial is underway.

Bivalent Enterovirus Vaccine (Vero Cell), Inactivated. Hand, foot, and mouth disease (HFMD) is a contagious viral infection caused by Enterovirus or Coxsackievirus, with symptoms of fever, malaise, skin rash, sore throat, and small blisters that ulcerate, and few with severe symptoms of viral encephalitis, brainstem encephalitis, pulmonary edema, acute flaccid paralysis, and even death. The Bivalent Enterovirus Vaccine can prevent infants and younger children from infecting EV-A71 and CV-A16, the two main pathogens associated with hand, foot, and mouth disease. Our Bivalent Enterovirus Vaccine was approved for clinical study by the NMPA in July 2023, and phase I trial is underway.

Pentavalent DTaP-IPV/Hib Combination Vaccine. Based on the Adsorbed Tetanus Vaccine and Haemophilus Influenzae Type b Conjugate Vaccine, and our listed product Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains, we are in the preclinical development process of the Diphtheria, Tetanus, Pertussis (acellular, component), Poliomyelitis (Sabin, inactivated) Vaccine (adsorbed) and Haemophilus Influenzae Type b Conjugate Vaccine (DTaP-IPV/Hib). The DTaP-IPV/Hib vaccine can prevent infants and younger children from the infection of Corynebacterium diphtheriae, Clostridium tetani bacteria, Bordetella pertussis bacteria, Haemophilus Influenzae Type b and poliovirus.

Other vaccines. Currently we are developing different types of vaccines to prevent more than 20 life-threatening diseases, which are under preclinical studies or have completed preclinical studies.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. The amount of deferred government grants as of year-end is net of research and development expenditures or depreciation incurred or those recognized as government grants income. We received government grants that were deferred in the amount of RMB60.9 million ($8.6 million), RMB48.2 million and RMB17.0 million in 2023, 2022 and 2021, respectively. In addition, we received RMB30.9 million ($4.4 million), RMB51.4 million and RMB10.9 million in other government grants and subsidies that were recognized in the statements of comprehensive income (loss) in 2023, 2022 and 2021, respectively.

Deferred government grants included the following:

Government grants for property, plant and equipment

We have four deferred government grants related to property, plant and equipment. We have fulfilled the conditions attached to these grants as of the end of 2023. RMB4.45 million ($0.6 million) will be amortized in 2024 which was included in the current portion of deferred government grant and RMB27.84 million ($3.9 million) will be amortized after 2024 which was included in the non-current portion of deferred government grants. RMB3.78 million ($0.5 million) was recorded as a reduction to depreciation expense for the year ended December 31, 2023, as compared to $0.5 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively, and $7,486 was recorded as government grant recognized in income for the year ended December 31, 2023, as compared to $nil and $79,000 for the years ended December 31, 2022 and 2021.

Government grants for research and development

We have nine deferred government grants related to various research and development projects. We expect to fulfil the conditions attached to six grants in 2024 and recorded RMB6.81 million ($1.0 million) as the current portion of deferred government grants, while the remaining three grants’ conditions are expected to be fulfilled after 2024 and RMB13.8 million ($1.9 million) was recorded in the non-current portion of deferred government grants.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of comprehensive income (loss) data	2023	2022	2021
	(in thousands except share and per share data)
Sales	$448,269	$1,492,761	$19,374,904
Cost of sales(1)	181,516	684,456	1,072,221
Gross profit	266,753	808,305	18,302,683
Operating expenses:
Selling, general and administrative expenses(1)	466,324	823,543	591,167
Provision for doubtful accounts	2,638	4,268	2,967
Research and development expenses(1)	344,515	442,108	155,040
Loss on disposal and impairment of property, plant and equipment	78,720	5,213	977
Government grants recognized in income	(22,423)	(760)	(725)
Total operating expenses	869,774	1,274,372	749,426
Operating income (loss)	(603,021)	(466,067)	17,553,257
Interest and financing expenses	(2,260)	(1,264)	(2,836)
Interest income	85,114	190,818	102,568
Other income (expense), net	367,133	301,751	(89,948)
Income (loss) before income taxes	(153,034)	25,238	17,563,041
Income tax recovery (expense)	(105,321)	62,893	(3,104,130)
Net income (loss)	(258,355)	88,131	14,458,911
Less: (income) loss attributable to non-controlling interests	158,437	25,735	(5,991,431)
Net income (loss) attributable to the shareholders of Sinovac	(99,918)	113,866	8,467,480
Preferred stock dividends	(5,982)	(5,982)	(5,982)
Net income (loss) attributable to common shareholders of Sinovac	(105,900)	107,884	8,461,498
Comprehensive income (loss)	(472,881)	(770,914)	14,652,009
Less: comprehensive (income) loss attributable to non-controlling interests	266,184	370,882	(6,073,832)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(206,697)	$(400,032)	$8,578,177

(1)
Includes share-based compensation of $nil, $nil and $7.7 million in 2023, 2022 and 2021, respectively.

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

In the public market, the government purchases vaccines for EPI market typically by issuing government tenders. During the evaluation process, price is a key factor which impacts the result of the tender. Therefore, we need to price our products competitively to win the tenders. We believe that our emphasis on product quality is an advantage which increases our competitiveness.

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2023, 2022 and 2021 amounted to $181.5 million, $684.5 million and $1,072.2 million, respectively. Costs incurred while production lines are not fully utilized are recorded as idle capacity costs, and we recorded $17.3 million idle capacity cost in 2023 primarily due to lower production volume of Anflu, sIPV and COVID-19 vaccines. We recorded $97.5 million idle capacity in 2022 primarily due to lower production volume of COVID-19 vaccine. We recorded $8.6 million idle capacity in 2021 primarily due to underutilization of our production facilities of hepatitis A, EV71 and PPV vaccines. We produce our products and conduct the final product packaging in-house.

Our production capacities have not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expense

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense decreased from $262.9 million in 2022 to $197.3 million due to reduced sales activities in 2023 , which accounted for 44.0% of total sales revenue of 2023.

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

Taxes and incentives

Our Mainland China Subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of our Mainland China Subsidiaries. Accordingly, income tax returns filed by our Mainland China Subsidiaries for tax years beginning in 2018 remain open to examination by tax authorities.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise”, or HNTE. Sinovac Beijing, Sinovac Dalian, and Sinovac LS have been reconfirmed as HNTE in 2023 for a period of three years, and are subject to a preferential income tax rate of 15% from 2023 to 2025. Although the HNTE status was reconfirmed in 2023, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure in meeting these criteria could result in the entity losing its HNTE status. Our other Mainland China Subsidiaries are subject to income tax at the statutory rate of 25%.

We determine deferred taxes for each tax-paying entity in each tax jurisdiction.

We evaluate our valuation allowances requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the ability to realize deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. Valuation allowances relating to the deductible temporary differences and the unused tax losses of Sinovac LS and Sinovac Biomed were provided as of December 31, 2023, as realization of these elements of the potential tax benefits is still uncertain. Taking the valuation allowances into account, the potential tax benefits arising from the deductible temporary differences and the unused tax losses of Sinovac LS and Sinovac Biomed effectively have not been recorded in the financial statements.

Tax losses of our Mainland China Subsidiaries in the amount of RMB389,661 million ($2,766.6 million) as of December 31, 2023 will expire from 2024 to 2028, if not utilized.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Sales. Total sales in 2023 decreased to $448.3 million from $1.5 billion in 2022. The decrease was mainly due to the decreased sales of COVID-19 vaccine, as we had minimal deliveries of COVID-19 vaccines in 2023 and the revenue of COVID-19 vaccines decreased by $1.1 billion in 2023 compared to 2022.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2023	2022
	(in thousands)
EPI	$10,238	$732,578
Private Pay	370,818	384,192
Export	67,213	375,991
Total sales	$448,269	$1,492,761

Gross Profit. Gross profit in 2023 decreased to $266.8 million from $808.3 million in 2022. Gross margin percentage increased to 59.5% in 2023 from 54.1% in 2022, primarily because there was a higher proportion of revenue generated from COVID-19 vaccines sales in 2022 but at a lower gross profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2023 decreased to $466.3 million from $823.5 million in 2022. The decrease was mainly due to lower salaries and benefits resulting from less headcounts and lower expenses incurred in relation to our long-term employee incentive plan established in 2022 ( the "Employee Incentive Plan") , as well as lower marketing, promotional and logistic costs due to reduced sales activities.

We recorded $nil in total share-based compensation in 2023, same as in 2022. As of December 31, 2023 and 2022, we had no unrecognized compensation costs.

Research and Development Expenses. Research and development expenses in 2023, primarily representing expenditures on the advancement of pipeline vaccines, decreased to $344.5 million in 2023 from $442.1 million in 2022. The table below sets forth a breakdown of research and development expenses by product candidates:

	Year ended December 31
Research and Development Expenses	2023	2022
	(in millions)
Pentavalent DTaP-IPV/Hib combination vaccine	$88.5	$36.2
COVID-19 vaccine	53.8	256.1
Pneumococcal conjugate vaccine	43.2	40.6
Group ACYW135 meningococcal conjugate vaccine	28.9	13.5
Influenza vaccine	15.4	—
Reassortant rotavirus vaccine	11.8	5.2
Bivalent enterovirus vaccine	6.7	7.9
Adsorbed Tetanus Vaccine	1.4	—
Others(1)	94.8	82.6
Total Research and Development Expenses	$344.5	$442.1

(1) Includes research and development expenses on other product candidates at preliminary stage.

Interest and Financing Expenses. Interest and financing expense increased to $2.3 million in 2023 from $1.3 million in 2022.

Other Income. We recorded net other income of $367.1 million in 2023, primarily as a result of $387.2 million investment income mainly earned from investment products issued by financial institutions. We recorded net other income of $301.8 million in 2022, primarily as a result of $265.1 million in gain from foreign exchange transactions.

Income Tax Recovery (Expenses). Income tax expense was $105.3 million in 2023, compared to $62.9 million in income tax recovery in 2022, primarily due to valuation allowance taken on deferred tax assets in 2023.

Net Income (Loss). Net loss was $258.4 million in 2023, compared to net income of $88.1 million in 2022. Net loss attributable to shareholders of Sinovac Antigua was $99.9 million in 2023, compared to net income attributable to shareholders of Sinovac Antigua of $113.9 million in 2022. Net loss attributable to common shareholders of Sinovac Antigua was $105.9 million in 2023, compared to net income attributable to common shareholders of Sinovac Antigua of $107.9 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Sales. Total sales in 2022 decreased to $1.5 billion from $19.4 billion in 2021. The decrease was mainly due to the decreased sales of COVID-19 vaccine. Revenue generated from sales of COVID-19 vaccines decreased by $17.9 billion in 2022 as compared to 2021, of which $11.7 billion was due to the lower average selling price of our COVID-19 vaccine and $6.2 billion was due to the lower volume of doses sold in 2022.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2022	2021
	(in thousands)
EPI	$732,578	$10,552,059
Private Pay	384,192	349,083
Export	375,991	8,473,762
Total sales	$1,492,761	$19,374,904

Gross Profit. Gross profit in 2022 decreased to $0.8 billion from $18.3 billion in 2021. Gross margin percentage decreased to 54.1% in 2022 from 94.5% in 2021, primarily due to the decrease of average selling price of COVID-19 vaccines.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2022 increased to $823.5 million from $591.2 million in 2021. Salary and benefit in selling, general and administrative expenses had increased by $484.9 million mainly due to the establishment of our Employee Incentive Plan following our successful COVID-19 campaign. This increase was offset by a $252.5 million decrease in selling, general and administrative expenses including lower marketing, promotional and logistic costs due to reduced sales activities.

We recorded total share-based compensation of $nil in 2022, compared to $7.7 million in 2021. As of December 31, 2022 and 2021, we had no unrecognized compensation costs.

Research and Development Expenses. Research and development expenses in 2022, primarily representing expenditures on the advancement of pipeline vaccines, increased to $442.1 million in 2022 from $155.0 million in 2021.The table below sets forth a breakdown of research and development expenses by product candidates:

	Year ended December 31
Research and Development Expenses	2022	2021
	(in millions)
COVID-19 vaccine	$256.1	$53.0
Pneumococcal conjugate vaccine	40.6	16.1
Pentavalent DTaP-IPV/Hib combination vaccine	36.2	13.5
Group ACYW135 meningococcal conjugate vaccine	13.5	0.2
Bivalent enterovirus vaccine	7.9	3.6
Reassortant rotavirus vaccine	5.2	3.7
Others(1)	82.6	64.9
Total Research and Development Expenses	$442.1	$155.0

(1) Includes research and development expenses on other product candidates at preliminary stage.

Interest and Financing Expenses. Interest and financing expense decreased to $1.3 million in 2022 from $2.8 million in 2021.

Other Income (Expenses), Net. We recorded net other income of $301.8 million in 2022, primarily as a result of $265.1 million in gain from foreign exchange transactions. We incurred net other expense of $ 89.9 million in 2021, which was mainly due to the large volume of COVID-19 vaccines donated in China and other countries.

Income Tax Expenses. Income tax recovery was $62.9 million in 2022, compared to $3.1 billion in income tax expense in 2021.

Net Income. Net income was $88.1 million in 2022, compared to $14.5 billion in 2021. Net income attributable to shareholders of Sinovac Antigua was $113.9 million in 2022, compared to $8.5 billion in 2021. Net income attributable to common shareholders of Sinovac Antigua was $107.9 million in 2022, compared to $8.5 billion in 2021.

B.
Liquidity and capital resources

To date, we have financed our operating and investing activities through cash flows from operations, bank borrowings and cash provided by financing activities. As of December 31, 2023, 2022 and 2021, our cash and cash equivalents and restricted cash were $1.3 billion, $4.3 billion and $11.6 billion, respectively.

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

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Net cash provided by (used in) operating activities	$103,997	$(770,745)	$15,352,541
Net cash used in investing activities	(2,924,113)	(5,760,470)	(3,023,574)
Net cash used in financing activities	(76,063)	(241,399)	(1,896,680)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(114,901)	(560,769)	137,269
Increase (decrease) in cash and cash equivalents and restricted cash	(3,011,080)	(7,333,383)	10,569,556
Cash and cash equivalents and restricted cash at beginning of period	4,286,377	11,619,760	1,050,204
Cash and cash equivalents and restricted cash at end of period	$1,275,297	$4,286,377	$11,619,760

Operating Activities

Net cash provided by operating activities was $104.0 million in 2023, compared to net cash used in operating activities of $770.7 million in 2022. Net cash provided by our operating activities in 2023 resulted primarily from accounts receivable collected during the year.

Net cash used in operating activities was $770.7 million in 2022, compared to net cash provided by operating activities of $15.4 billion in 2021. Net cash used in our operating activities in 2022 resulted primarily from our research and development expenses and the Employee Incentive Plan.

Investing Activities

Net cash used in investing activities was $2.9 billion in 2023, compared to $5.8 billion in 2022. We invested primarily in short-term and long-term investments issued by financial institutions, equity investments and property, plant and equipment in 2023.

Net cash used in investing activities was $5.8 billion in 2022, compared to $3.0 billion in 2021. We invested primarily in short-term and long-term investments and property, plant and equipment in 2022.

Financing Activities

Net cash used in financing activities was $76.1 million in 2023, compared to $241.4 million in 2022. In 2023, $328.1 million in dividend were paid by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their minority shareholders.

Net cash used in financing activities was $241.4 million in 2022, compared to $1.9 billion in 2021. In 2022, $263.2 million in dividend were paid by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their minority shareholders.

Accounts Receivable

Our total accounts receivable, including other receivables, decreased from $537.1 million as of December 31, 2022 to $440.0 million as of December 31, 2023 primarily because more receivables were collected on COVID-19 sales made in prior years. Our average accounts receivable turnover time in 2023 was 376 days, compared to 174 days in 2022.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2023	2022
	(in thousands)
Aging within one year, net of allowance for doubtful accounts	$326,405	$424,060
Aging greater than one year, net of allowance for doubtful accounts	99,605	72,954
Total trade receivable	$426,010	$497,014

Borrowings

As of December 31, 2023, we had $76.1 million in short-term bank loans, offset by $1.3 billion in cash and cash equivalents, resulting in a liquid assets balance of $1.2 billion, compared with $4.3 billion at the end of December 31, 2022. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2023:

Type	Amount	Annual Interest Rate	Interest Payment	Maturity Date	Purpose
Bank loan from China Everbright Bank (a)	$11.2 million	2.85%	Quarterly	November 16, 2028	Purchase of property, plant and equipment
Bank loan from China Merchants Bank (b)	$145.1 million	2.80%	Quarterly	January 12, 2025	To support the Company's daily operation
Bank loan from Bank of Beijing (c)	$70.4 million	2.65% to 2.90%	Quarterly	April 28, 2026	To support the Company's daily operation
Bank loan from China Construction Bank (d)	$27.2 million	3.12%	Quarterly	June 14, 2041	Purchase of property, plant and equipment

(a) On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $28.2 million (RMB200 million) with China Everbright Bank to finance its purchase of property, plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears an annual interest rate at 145 basis point below the prime rate of a five-year term loan published by the People’s Bank of China, at 2.85%. Interest is payable quarterly and principal installment repayments began in 2023 and shall be fully paid by November 16, 2028. As of December 31, 2023, $1.5 million (RMB10.2 million) is recorded in bank loans due within one year and $9.7 million (RMB69.1 million) is recorded in long-term bank loans. Certain machinery and equipment of Sinovac Dalian with a net book value of $32.7 million (RMB232 million) were pledged as collateral.

(b) On January 12, 2023, Sinovac LS entered into a maximum credit facility of $211.3 million (RMB1,500 million) with China Merchants Bank to support its daily operation. The loan bears an annual interest rate at 85 basis point below the prime rate of a one-year term loan published by the People’s Bank of China, at 2.8%. Interest is payable quarterly and principal installment repayments began in 2023 and shall be fully paid by January 12, 2025. Sinovac LS repaid $3.9 million (RMB27 million) in principal and interest in 2023. As of December 31, 2023, $74.7 million (RMB530 million) is recorded in bank loans due within one year and $70.4 million (RMB500 million) is recorded in long-term bank loans.

(c) On April 14, 2023, Sinovac LS entered into a maximum credit facility of $70.4 million (RMB500 million) with Bank of Beijing to support its daily operation. The loan bears annual interest rates ranging from 75 basis point to 80 basis point below the prime rate of a one-year term loan published by the People’s Bank of China, ranging from 2.65% to 2.90%. Interest is payable quarterly and principal installment repayments began in 2025 and shall be fully paid by April 28, 2026. As of December 31, 2023, $70.4 million (RMB500 million) is recorded in long-term bank loans.

(d) On May 31, 2023, Sinovac Biotech (Yidao) Co., Ltd. entered into a maximum credit facility of $183.1 million (RMB1,300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from June 15, 2023 to June 14, 2041. The loan bears an annual interest rate at 118 basis point below the prime rate of a five-year term loan published by the People’s Bank of China, at 3.12%. Interest is payable quarterly and principal installment repayments began in 2026 and shall be fully paid by June 14, 2041. As of December 31, 2023, $27.2 million (RMB193.5 million) is recorded in long-term bank loans. Certain construction in progress and prepaid land lease payments of Sinovac Biotech (Yidao) Co., Ltd. with a net book value of $75,888 (RMB539 million) were pledged as collateral.

Our weighted average effective interest rate on outstanding borrowings was 2.83%, 5.88% and 5.64% for the years ended December 31, 2023, 2022 and 2021, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

Treasury Policy

We have established a treasury policy to better utilize our financial resources and manage our cash that we generate from our operations. Under this policy, when our internal cash flow and liquidity forecast indicates that we have sufficient capital resources for our operating activities and our capital expenditure, we make liquid investments with a portion of our excess cash to achieve a better return on our assets than generating interest on bank deposits. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposits, time deposits, and other highly liquid investments which have original maturities of three months or less when purchased. Short-term and long-term investments primarily consists of deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions.

Restrictions on Cash Dividends

Sinovac Antigua is a holding company, and it relies in part on dividends paid by its subsidiaries for its cash needs, including its operating expenses and additional investment opportunities. The payment of dividends from our Mainland China Subsidiaries is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in mainland China. Each of our Mainland China Subsidiaries is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our Mainland China Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our Mainland China Subsidiaries, as the case may be, to pay dividends or make other distributions to us.

The ability of our Mainland China Subsidiaries to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. See “—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our Mainland China Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.” and “Item 10. Additional Information — D. Exchange Controls.”

Under PRC laws, Sinovac Antigua may fund our Mainland China Subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2021, 2022 and 2023, no assets other than cash were transferred through our organization. Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2023, except for a loan in an amount of $4 million repaid by Sinovac Dalian to Sinovac Antigua. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2021, 2022 and 2023, and has no intention to distribute dividends in the near future, except the cumulative preferential dividends entitled by the holders of Series B Preferred Shares pursuant to the Rights Agreement (see “Item 10. Additional Information – B. Memorandum and Articles of Association – Series B Preferred Shares). In 2023, $328.1 million in dividend were paid by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their minority shareholders, and $446.5 million in dividend were paid and $7.8 million were deferred dividend payment by such subsidiaries to Sinovac Hong Kong. Sinovac Hong Kong did not further distribute such dividends to Sinovac Antigua.”

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our short-term and long-term bank borrowings, capital expenditures and cash requirements for potential investments.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

We made capital expenditures of $145.7 million, $439.1 million and $751.0 million in 2023, 2022 and 2021, respectively. As of December 31, 2023, our commitments related to capital expenditures of approximately $4.4 million were primarily for the construction of vaccine production facilities for pipeline products. We will finance such commitments through cash generated from operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments or obligations to guarantee the payment obligations of any unconsolidated third parties, except for a guarantee for a loan borrowed by SKY Biologics Co., Ltd. in the amount of approximately $194.4 million (RMB1.4 billion). See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” of this annual report. In addition, we have not entered into any derivative contracts that are indexed to Sinovac Antigua’s shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, Etc.

See discussions under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2023, sales return provision for our vaccine products was $70.9 million, compared to $17.7 million as of December 31, 2022. Sales return provision as a percentage of sales was 15.8% and 1.2% in 2023 and 2022, respectively.

For the year ended December 31, 2023, we did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

We do not have contract assets since revenue is recognized as control of goods is transferred and we have an unconditional right to the consideration since payment is due based only upon the passage of time. Contract liabilities consist of advance payments from customers. Contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue on the consolidated balance sheets.

For the year ended December 31, 2023, we recognized sales of $3.7 million related to contract liabilities as of January 1, 2023.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for doubtful accounts as of December 31, 2023 was $13.5 million, compared to $12.5 million as of December 31, 2022. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt provision was $2.6 million for the year ended December 31, 2023, compared to $4.3 million for the year ended December 31, 2022.

Inventory Provision

We write off all the unsold seasonal influenza vaccines before the end of the flu season at the end of the fiscal year, except for those distributed after the end of the fiscal year. In addition, we estimate an inventory provision for existing Healive, Bilive, Inlive, Mumps, Varicella, CoronaVac, PPV and sIPV products in inventory after considering the sales forecasts, the conditions of the raw material inventory, as well as the expiration dates of these products. Inventory provision in 2023, 2022 and 2021 was $52.5 million, $140.0 million and $70.1 million, respectively.

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

As the COVID pandemic came to an end in 2023, we identified impairment indicators on certain of our machinery, equipment and leasehold improvements. We performed a recoverability test by comparing the forecasted undiscounted cash flow to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, we measured the impairment amount by estimating the fair value of the assets. We determined the fair value using the cost approach by estimating the amount that currently would be required to construct or purchase assets of comparable utility. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. It was determined the fair value of these assets was $24 million compared to the carrying value of $102 million as of December 31, 2023. The impairment of $78.3 million was recorded as of December 31, 2023. No impairment charges on long-lived assets was recorded in 2022 and 2021.

Income Tax Valuation Allowance

In 2023, we recorded $29.8 million of deferred income tax assets based on the difference in timing of certain deductions for income tax and accounting purposes. We evaluate our valuation allowance requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management’s judgment about the reliability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. In 2023 we recorded valuation allowance of $100,665 against deferred tax assets.

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable.

This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We do not expect that the adoption of this guidance to have a material impact on our consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits.

PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding Sinovac Antigua’s directors and our executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Weidong Yin	60	Chairman, President, Chief Executive Officer
Simon Anderson(1) (2) (3) (4)	63	Independent Director
Yuk Lam Lo(1) (2) (3)	74	Independent Director
Kenneth Lee(2) (3)	56	Independent Director
Meng Mei(1) (2) (3)	69	Independent Director
Shan Fu(3) (4)	57	Independent Director
Nan Wang	57	Chief Financial Officer, Vice President
Qiang Gao	47	Chief Operating Officer, Vice President
Guang (Helen) Yang	44	Chief Business Officer
Jing Li	50	Vice President, Quality and Production

(1)
Member of the audit committee.
(2)
Member of the corporate governance and nominating committee.
(3)
Member of the compensation committee.
(4)
Member of the investment committee.

Mr. Weidong Yin has served as Sinovac Antigua’s chairman, president, chief executive officer and secretary since September 2003. He previously worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei province. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of Healive. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as Inactivated Hepatitis A Vaccine R&D, Inactivated SARS Vaccine R&D and New Human Influenza Vaccine (H5N1) R&D. He obtained his MBA from the National University of Singapore.

Mr. Simon Anderson has served as an independent director of our company since July 2004. He is the chairman of Sinovac Antigua’s audit committee and a member of Sinovac Antigua’s compensation committee and corporate governance and nominating committee. Mr. Anderson advises companies listed on North American stock exchanges and private businesses in the areas of regulatory compliance, exchange listings and financial operations. He is a member of the Chartered Professional Accountants of British Columbia, having qualified as a Chartered Accountant in 1986. Mr. Anderson serves as a director of IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants.

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is the chairman of Sinovac Antigua’s corporate governance and nominating committee and a member of Sinovac Antigua’s audit committee and compensation committee. Currently Mr. Lo is serving as the Founding President of HK Bio-Med Innotech Association. He is also the Honorary Founding Chairman of Hong Kong Biotechnology Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is also the Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been served as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In mainland China, Mr. Lo is a member of Chinese People’s Political Consultative Conference in Jilin Province. He was also a consultant of the Centre for Disease Control and Prevention of China. In recognition of his leadership in the community and dedication to his field, Mr. Lo has received many awards, such as the “Pericles International Prize” in 2019. He is the second Asian and the first person from Hong Kong to be awarded the Prize since it was founded in 1986. In 2020, Mr. Lo was awarded the Bronze Bauhinia Star from the HKSAR government for his outstanding services over the past decades. In the business sector, Mr. Lo is the Chairman of GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hongsen Investment Management Limited. As of the date of this annual report, Mr. Lo holds directorships in the following listed companies: He is an Independent Non-executive Director of Luye Pharma Group Limited (2186.HK) and an Independent Non-executive Director of Zhaoke Ophthalmology Limited (06622.HK).

Mr. Kenneth Lee is an independent director of our company. He has served on Sinovac Antigua’s board of directors since May 2011. In July 2012, the board appointed him as a member of Sinovac Antigua’s compensation committee and corporate governance and nominating committee. He has more than 20 years of experience across private equity investments, corporate finance, and business development in China. Mr. Lee was a partner at SAIF Partners. Mr. Lee graduated from Amherst College.

Mr. Meng Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of Sinovac Antigua’s compensation committee, and member of Sinovac Antigua’s audit committee and corporate governance and nominating committee. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies. He has been the director of TusPark’s development center since its inception. Mr. Mei is also the Chairman of TusHoldings Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusHoldings Co., Ltd. is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur. Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

Mr. Shan Fu has served as an independent director of our company since July 2018, when he was appointed as a director by the PIPE Investors in connection with the PIPE transaction described above. Mr. Fu is the chairman of Sinovac Antigua’s investment committee and a member of Sinovac Antigua’s compensation committee. Mr. Fu is a Managing Partner at Vivo Capital. Vivo Capital is a healthcare focused investment firm formed in 1996 with almost $5.8 billion under management as of December 31, 2023. Prior to joining Vivo in 2013, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office. Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council. Mr. Fu is currently a director on the boards of 8 biotech companies.

Ms. Nan Wang has served as Sinovac Antigua’s chief financial officer since June 2013. Ms. Wang also has served as the vice president of Sinovac Antigua, and as a director of Sinovac Hong Kong, Sinovac Beijing, Sinovac Dalian, and Sinovac LS. During her services with our company in more than 20 years, Ms. Wang is responsible for finance department, legal department, and strategic investment department. She has been instrumental in designing and executing various key business development, financial and investment strategies. Ms. Wang received her bachelor’s degree in biology from Peking University and her master’s degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

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

Ms. Jing Li has served as our vice president since April 2016. Ms. Li was named as quality person of Sinovac Beijing in March 2015. Since she joined Sinovac Beijing in 2003, she has worked in different roles in production and quality function, including quality assurance vice manager, department manager of hepatitis A vaccine production and director of vaccine production at Sinovac Beijing. Ms. Li currently serves as the general manager of Sinovac Beijing. Ms. Li has successively organized and completed the production and site inspection of EV71 vaccine, the commercial production and application of 23-valent pneumococcal polysaccharide vaccine. As the project leader, she organized and led the effort to pass WHO pre-certification assessment of hepatitis A vaccine, which significantly promoted the export sales of hepatitis A vaccine. Ms. Li received a master’s degree in physiology from the University of Agriculture, PRC.

No family relationship exists among any of Sinovac Antigua’s directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B. Compensation

For 2023, we paid approximately $6.0 million and accrued approximately $97.4 million in compensations to Sinovac Antigua’s directors and our executive officers. We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our Mainland China Subsidiaries and consolidated affiliated entities in mainland China as well as their subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of Sinovac Antigua’s directors and executive officers. Under these agreements, we may agree to indemnify Sinovac Antigua’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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

Sinovac Antigua’s shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan (the “2003 Plan”) and 4,000,000 shares reserved under 2012 Share Incentive Plan (“2012 Plan”). The 2003 Plan expired on November 1, 2023 and no further awards may be granted since the termination. As of December 31, 2023, we had granted all the awards authorized under the 2012 Plan. As of December 31, 2023, our directors and executive officers did not have any outstanding options which were granted under the 2003 Plan or 2012 Plan.

2003 STOCK OPTION PLAN

Sinovac Antigua’s board of directors adopted the 2003 Plan on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Sinovac Antigua’s board of directors believes that our company’s long-term success depends on our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of the 2003 Plan.

•
Size of plan. We have reserved an aggregate of 5,000,000 of Sinovac Antigua’s common shares for issuance under the 2003 Plan. As of December 31, 2023 an aggregate of 4,699,700 common shares were issued pursuant to the exercise of options already granted under the 2003 Plan prior to its termination.
•
Administration. The 2003 Plan is administered by Sinovac Antigua’s board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.
•
Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.
•
Option agreement. Options granted under the 2003 Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by Sinovac Antigua’s board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.
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
•
Termination of plans. Unless terminated earlier, the Plan will expire in 2023. The 2003 Plan expired on November 1, 2023 upon the twentieth anniversary of the date the plan was adopted and no further awards may be granted since the termination.

2012 SHARE INCENTIVE PLAN

In August 2012, Sinovac Antigua’s shareholders adopted a 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2023, 3,073,700 common shares were issued under the 2012 Plan and we had granted all the awards authorized under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

•
Types of Awards. The types of awards we may grant under the plan include the options to purchase Sinovac Antigua’s common shares at a specified price and in a specified period determined by Sinovac Antigua’s board. Under the 2012 Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by Sinovac Antigua’s board of directors.

•
Eligibility. We may grant awards to Sinovac Antigua’s directors, our officers, advisors and employees, our wholly owned subsidiaries and any entity which may thereafter be established.

•
Plan Administration. Sinovac Antigua’s board of directors will administer the 2012 Plan. The board will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

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

•
Exercise Price and Term of Awards. The exercise price per share of options granted under the 2012 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed ten years. However, in the case where our incentive option is granted to an individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of Sinovac Antigua’s shares, the price granted shall not be less than 110% of the fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

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

•
Amendments or Termination. The 2012 Plan provides that in the event of any changes affecting Sinovac Antigua’s common shares or its share price, the plan administrator can make proportional and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan expired on August 22, 2022 upon the tenth anniversary of the date the plan was adopted and no further awards may be granted.

C. Board Practices

Board of Directors

Sinovac Antigua’s Articles of Incorporation prescribe that it should have a minimum of one and a maximum of 15 directors. Currently, Sinovac Antigua’s board of directors comprises six board members, five of whom are independent. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that such director must disclose his interest in the contract or arrangement. There is no age limit requirement for directors. Under Antigua law, Sinovac Antigua’s directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Sinovac Antigua’s directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, Sinovac Antigua’s directors must ensure compliance with Sinovac Antigua’s Articles of Incorporation and By-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by Sinovac Antigua’s directors is breached.

The functions and powers of Sinovac Antigua’s board of directors include, among others:

•
convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;

•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company; and
•
approving the transfer of shares of our company, including the registering of such shares in Sinovac Antigua’s share register.

As described above, on March 5, 2018, we announced the re-election of the members of Sinovac Antigua’s board of directors—Mr. Weidong Yin, Mr. Yuk Lam Lo, Mr. Simon Anderson, Mr. Kenneth Lee, and Mr. Meng Mei—at the 2017 AGM. We also announced that we had determined, after consultation with our Antigua legal counsel, that an alternative, pre-printed ballot not made available to all Sinovac Antigua’s shareholders and purportedly submitted at our 2017 AGM by the Shareholder Group was invalid. On March 13, 2018, 1Globe filed a complaint against our company in the Antigua Court to dispute the results of the election. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for additional information. In July 2018, Mr. Shan Fu was appointed to Sinovac Antigua’s board of directors in connection with the PIPE transaction.

Board Diversity

The table below provides certain information regarding the diversity of Sinovac Antigua’s board of directors as of the date of this annual report.

Board Diversity Matrix (As of April 30, 2024)
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

We currently have one member of Sinovac Antigua’s board of directors who is Diverse within the meaning of Nasdaq Rule 5605(f)(2)(B) and three women among the four senior executive officers. We believe that drawing from a broad range and variety of perspectives is beneficial to our success and helps us achieve our objectives in terms of efficiency for the benefit of Sinovac Antigua’s shareholders. Therefore, we are committed to increasing the range and variety of perspectives of Sinovac Antigua’s directors and our senior management over time and, as such, supports initiatives aimed at identifying candidates with a broad range and variety of skills, qualifications, capabilities, talents, insights and professional and life experiences. We have not adopted a written diversity policy or target quota relating to the identification and nomination of Diverse directors and members of senior management. Diversity encompasses gender, age, experience, education, ethnicity, religious and cultural backgrounds as well as other dimensions such as lifestyle choices and family responsibilities (the “Designated Groups”). We focus on factors such as skills, qualifications, capabilities, insights, talents, personal attributes and professional and life experiences in the director and senior management identification and selection process. Recommendations for election and appointment are made on merit, in light of the skills, experience, independence and knowledge that we require to be most effective with regards to our current and future plans and objectives, as well as anticipated regulatory and market developments. We must retain the flexibility to add qualified directors and senior management. While consideration of the number of individuals from Designated Groups who are members of the Board and members of senior management will continue to be a component of the selection process, the necessity of obtaining the right synergy and balance among directors and senior management so as to optimize the Company's ability to meet the challenges it faces is paramount.

Our commitment to diversity is further reflected in the equal opportunities policy we adopted, which recognizes our commitment to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among our workforce, including at the highest level.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Sinovac Antigua’s directors are not subject to a term of office and hold office until a successor is elected at the next annual shareholders’ meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind. None of Sinovac Antigua’s directors has a service contract with us or any of Sinovac Antigua’s subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Sinovac Antigua’s board of directors has established an audit committee, a compensation committee, a corporate governance and nominating committee and an investment committee.

Audit Committee

Sinovac Antigua’s audit committee consists of Messrs. Simon Anderson, Yuk Lam Lo and Meng Mei, and is chaired by Simon Anderson, an audit committee financial expert, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
•
annually reviewing and reassessing the adequacy of Sinovac Antigua’s audit committee charter;
•
such other matters that are specifically delegated to Sinovac Antigua’s audit committee by Sinovac Antigua’s board of directors from time to time;
•
meeting separately and periodically with management and our internal and independent auditors; and
•
reporting regularly to the full board of directors.

In 2023, Sinovac Antigua’s audit committee held meetings or passed resolutions by unanimous written consent six times.

Compensation Committee

Sinovac Antigua’s compensation committee consists of Messrs. Meng Mei, Simon Anderson, Yuk Lam Lo, Kenneth Lee and Shan Fu, and is chaired by Mr. Meng Mei, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Securities Exchange Act of 1934. Sinovac Antigua’s compensation committee assists the board in reviewing and approving the compensation structure of Sinovac Antigua’s directors and our executive officers, including all forms of compensation to be provided to Sinovac Antigua’s directors and our executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•
approving and overseeing the compensation package for our executive officers;
•
reviewing and making recommendations to the board with respect to the compensation of Sinovac Antigua’s directors;
•
reviewing and approving corporate goals and objectives relevant to the compensation of Sinovac Antigua’s chief executive officer, evaluating the performance of Sinovac Antigua’s chief executive officer in light of those goals and objectives, and setting the compensation level of Sinovac Antigua’s chief executive officer based on this evaluation; and
•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2023, Sinovac Antigua’s compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee

Sinovac Antigua’s corporate governance and nominating committee consist of Messrs. Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei, and is chaired by Mr. Yuk Lam Lo, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become Sinovac Antigua’s directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2023, Sinovac Antigua’s corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

Investment Committee

Sinovac Antigua’s investment committee consist of Messrs. Shan Fu and Simon Anderson, and is chaired by Mr. Shan Fu, all of whom satisfy the “independence” requirements of Rule 5605 of the NASDAQ Listing Rules. The investment committee assists the board of directors in fulfilling their responsibilities in relation to investment strategies, management and practices of the us and oversee our investment transactions, management, policies and guidelines. The investment committee is responsible for, among other things:

• review, evaluate and recommend to the board of directors to approve investment projects within the prescribe scope of investment by the charter;

• establish and periodically review our investment policies and guidelines;

• oversee and periodically review the performance of our investments, including the impact on such performance of our investment policies and guidelines;

• periodically review the structure, approach and effectiveness of our investment function, including the performance of, and allocation of responsibilities between, our personnel and third-party advisors

• select our money managers and investment advisors, monitor their performance and, when appropriate, terminate their engagement; and monitor on an ongoing basis the performance of our investment advisors and retain and terminate such advisors as it deems appropriate

In 2023, Sinovac Antigua’s investment committee held meetings or passed resolutions by unanimous written consent five times.

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

D. Employees

As of December 31, 2023, 2022 and 2021, we had 3,037, 3,558 and 4,281 full-time employees, respectively. Of our workforce as of December 31, 2023, about 565 employees are primarily engaged in research and development, 167 employees are engaged in sales and marketing, 2,005 employees in production related and 300 employees in administration. As of December 31, 2023, we have a total of 224 temporary employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of Sinovac Antigua’s common shares, as of March 31, 2024, by:

•
each of Sinovac Antigua’s directors and our executive officers; and
•
each person/organization known to us to own beneficially more than 5% of Sinovac Antigua’s common shares.

The calculations in the table below are based on 71,860,702 common shares outstanding as of March 31, 2024 before taking into account the issuance of the Exchange Shares in the Exchange, and 114,268,856 shares, including 99,638,043 common shares and 14,630,813 Series B Preferred Shares, after taking into account the issuance of the Exchange Shares in the Exchange. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Additionally, for purposes of this item, share counts and calculations in the table below do not reflect the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange.

	Before issuance of the Exchange Shares		After issuance of the Exchange Shares
	Number	%	Number	%
Directors and Executive Officers:
Weidong Yin	6,359,500	8.85	12,569,000	11.00
Simon Anderson	*	*	*	*
Yuk Lam Lo	*	*	*	*
Meng Mei	*	*	*	*
Kenneth Lee	*	*	*	*
Shan Fu	—	—	—	—
Nan Wang	*	*	*	*
Guang (Helen) Yang	*	*	*	*
Qiang Gao	*	*	*	*
Jing Li	*	*	*	*
All directors and executive officers as a group	7,636,847	10.63	14,799,714	12.95
Principal Shareholders
SAIF Partners IV(1)	10,780,820	15.00	21,561,640	18.87
Prime Success, L.P.(2)	5,900,000	8.21	11,800,000	10.33
Vivo Capital(3)	5,900,000	8.21	11,800,000	10.33
CDH Utopia Limited(4)	6,000,000	8.35	6,000,000	5.25
1Globe Capital LLC(5)	3,353,092	4.67	3,353,092	2.93
Total share outstanding	71,860,702	100.00	114,268,856	100.00

* Less than 1% of Sinovac Antigua’s common shares.

(1) According to the Amendment No. 8 to Schedule 13D filed with the SEC on March 15, 2023 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.

(2) According to the Amendment No. 1 to Schedule 13G filed with the SEC on March 20, 2024 by Prime Success, L.P., Green Vision Partners Limited and Advantech Capital Partners Ltd.

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

As of December 31, 2018, 71,139,402 of common shares were issued and outstanding. On February 22, 2019, 27,777,341 of Sinovac Antigua’s common shares and 14,630,813 of Sinovac Antigua’s Series B preferred shares were issued into the Shareholder 2019 Rights Exchange Trust in connection with the Exchange. As described below under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”, courts in Antigua and Delaware have enjoined the Company from issuing Exchange Shares from the Trust until final resolution of such matters. Taking into account issuance of the Exchange Shares, immediately following such issuance, 98,918,243 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. As of December 31, 2023, 99,638,043 of common shares and 14,630,813 of Series B Preferred Shares were issued and outstanding. Approximately 89% of the aggregate total of common shares and Series B Preferred Shares issued and outstanding were held by the record shareholders in the United States.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

For the options granted to Sinovac Antigua’s directors and our executive officers and employees, please refer to “— B. Compensation.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of Sinovac Antigua’s independent directors, as its office. We do not pay any rent to Mr. Lo and only pay our share of the utilities and property management fees, which totaled $4,678, $3,155 and $4,877 in 2023, 2022 and 2021, respectively.

Loan from a non-controlling shareholder

We had a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $4.2 million (RMB30 million) borrowed in August 2020 and repayable on August 9, 2023. This loan was unsecured, bearing interest at 6.5% per year and payable monthly. The loan was repaid on August 9, 2023.

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

In 2019, we entered into an operating lease agreement with Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 square meters with an annual rent amounted RMB0.3 million. The lease commenced on January 1, 2019 and had a term of five years. On June 30, 2019, the lease agreement was amended. The term of the lease was changed to from July 1, 2019 to December 31, 2024, and the annual rent was changed to RMB0.2 million as the space of the leased refrigeration storage was reduced to 1,000 square meters In 2019, we also entered into a management service agreement with Dalian Jin Gang Group, pursuant to which it provided us with management service related to the operating lease agreement with an annual management service fee of RMB100,000. The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to RMB44,000.

As of December 31, 2023, $5.7 million in right-of use asset and $5.4 million in current and non-current lease liability are related to the lease with SinoBioway and Jin Gang.

In 2023, we invested in $9.7 million to certain Vivo Capitals funds, where Mr. Shan Fu is the Managing Partner at Vivo Capital.

In 2023, Sinovac LS entered into an agreement with China Minsheng Bank Co., Ltd to provide a loan guarantee to SKY Biologics Co., Ltd. in the amount of approximately $194.4 million (RMB1.4 billion). Sinovac Hong Kong and Keding Investment (Hong Kong) Limited hold 45% and 55% equity interests in SKY Biologics Co., Ltd., respectively, and also have provided counter guarantees to Sinovac LS proportionately with respect to its loan guarantee.

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

Delaware Chancery Court Actions

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

Based upon the Antigua Court’s judgment and other facts known to the board of directors, Sinovac Antigua’s board of directors determined that the Collaborating Shareholders became Acquiring Persons on or prior to the 2017 AGM and their conduct resulted in a Trigger Event under Sinovac Antigua’s Rights Agreement. As a result of becoming Acquiring Persons, the approximately 28.7 million Rights held by the Collaborating Shareholders automatically became void under the terms of the Rights Agreement. Pursuant to the Rights Agreement, Sinovac Antigua’s board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for a combination of approximately 27.8 million common shares and approximately 14.6 million Series B preferred shares, all of which Sinovac Antigua issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights. See “History and Development of the Company” for additional information.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe’s appeal of the Antigua Judgment. The Antigua litigation is ongoing, see “Antigua Litigation” below, and therefore the Delaware Chancery Court action remains stayed.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all Sinovac shareholders against Sinovac; Weidong Yin; and other managers and directors of Sinovac, including Nan Wang, Simon Anderson, Yuk Lam Lo, Kenneth Lee, Meg Mei, and Shan Fu (the “Individual Defendants” and collectively with Sinovac the “Sinovac Defendants”); and Wilmington Trust National Association. MW Gestion alleges breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion’s claims stem from a private investment in public equity transaction on July 2, 2018, and Sinovac’s implementation of its Rights Agreement on February 22, 2019. Sinovac and certain other defendants filed a motion to dismiss all claims on November 20, 2023, and the motion was fully briefed as of February 27, 2024.

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

On May 21, 2018, 1Globe answered and filed counterclaims against Sinovac Antigua and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and various state law claims. In response to Sinovac Antigua’s motion to dismiss 1Globe’s counterclaims, on August 1, 2018, 1Globe filed amended counterclaims against Sinovac Antigua and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5, as well as state law claims of abuse of process, fraudulent misrepresentation, negligent misrepresentation, and aiding and abetting such violations, primarily arising out of allegedly false and/or misleading statements made by us regarding our business, operational, and financial results.

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac Antigua and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac Antigua moved the matter from state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, Sinovac Antigua filed a motion to dismiss Heng Ren’s claims. In July 2021, Sinovac moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. Sinovac has answered the complaint. Pursuant to the current schedule, the close of fact discovery is April 26, 2024, the deadline for initial summary judgment motions is August 23, 2024, and, should the case not be resolved through settlement or at summary judgment, trial is set to begin on December 9, 2024.

On December 5, 2022, a purported shareholder filed a putative class action complaint in United States District Court for the District of Massachusetts, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued Sinovac and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder was represented by the same attorney who represents Heng Ren, and requested damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, Sinovac filed a motion to dismiss. The motion was fully briefed as of March 9, 2023. On September 13, 2023, the court granted the motion to dismiss on all claims. Plaintiff did not appeal dismissal, and the time for appeal has expired. Therefore, this matter has been resolved in Sinovac’s favor.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The first hearing took place on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of 1Globe’s existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

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

In a hearing before the Hong Kong High Court on October 19 2018, the Lawful Directors asked the court to grant an urgent interim injunction order to restrain Mr. Li and Mr. Cao from taking further unlawful actions against Sinovac Hong Kong and its subsidiaries. At the hearing, the judge granted an interlocutory injunction in the same terms sought by the Lawful Directors restraining Mr. Pengfei Li and Mr. Jianzeng Cao from purporting to act or holding themselves out as directors of Sinovac Hong Kong or its subsidiaries, purporting to take any actions as directors of Sinovac Hong Kong or its subsidiaries, and relying on or using the forged documents in any way whatsoever.

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

PRC Litigation

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Beijing Fourth Court. The complaint sought to hold the defendants jointly and severally liable for the torts they committed during an attempt of the defendants to take physical control of our facility in Shangdi site in Beijing on April 17, 2018. Later, Sinovac Hong Kong made an application to the court to add Sinovac Beijing as a third party to participate in the proceedings. The court has granted an order, permitting Sinovac Beijing to participate in the proceedings as a third party. At the hearing held on July 2, 2019, Sinovac Hong Kong, the defendants and Sinovac Beijing cross-examined the evidence submitted by each party. Based on the result of the cross-examination, the court declared that an independent evaluation firm shall be engaged by both the defendants and Sinovac Hong Kong to evaluate the losses and damages sustained by Sinovac Beijing as the result of the actions taken by the defendants on April 17, 2019. An independent evaluation firm was selected by the court and the evaluation was conducted accordingly. On September 17, 2020, the Fourth Intermediate People’s Court of Beijing issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality. The Higher People’s Court of Beijing Municipality held a hearing in September 2021. On October 31, 2022, the Higher People’s Court of Beijing Municipality issued a judgment in favor of Sinovac Hong Kong, upholding the judgment issued by the Beijing Fourth Court and ruling that Shandong Sinobioway Biomedicine, as the sole shareholder of Sinobioway Medicine, is jointly and severally liable for all the relevant obligations of Sinobioway Medicine to Sinovac Hong Kong.

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

In February, 2023, Shandong Sinobioway Biomedicine filed a complaint against Sinobioway Medicine and Sinovac Beijing with Zhangdian District Court, requesting the court to rule and confirm that Shandong Sinobioway Biomedicine, instead of Sinobioway Medicine, should be the shareholder of Sinovac Beijing despite that Sinobioway Medicine has been and is currently registered as the shareholder of Sinovac Beijing with the company registrar. Shandong Sinobioway Biomedicine also requested Zhangdian District Court to rule and order Sinovac Beijing to correct the registration of Shandong Sinobioway Biomedicine as the shareholder of Sinovac Beijing, Mr. Jialin Yue as the director, Chairman and Legal Representative of Sinovac Beijing and Mr. Weining Luan as the supervisor of Sinovac Beijing with the company registrar. In response to this newly filed case, on February 24, 2023, Sinovac Beijing filed an objection to the jurisdiction of Zhangdian District Court to hear this case. On March 12, 2023, Zhangdian District Court ruled that it has the jurisdiction to hear this case. On March 24, 2023, Sinovac Beijing filed an appeal to Zibo Intermediate Court, in objection to the ruling made by Zhangdian District Court regarding its jurisdiction to hear the case. In May 2023, Shandong Sinobioway Biomedicine voluntarily withdrew the complaint filed in February 2023, and filed an updated complaint against Sinobioway Medicine, under which Sinovac Beijing was changed to be a third party. In July 2023, Shandong Sinobioway Biomedicine, Sinobioway Medicine, Sinovac Beijing and Sinovac Hong Kong agreed to settle the case under the supervision of Zhangdian District Court. In accordance with the Civil Mediation issued by Zhangdian District Court, Shandong Sinobioway Biomedicine replaced Sinobioway Medicine and became the minority shareholder of Sinovac Beijing, and the legal representative and the chairman of the board of directors of Sinovac Beijing has been changed from Mr. Aihua Pan to Mr. Weidong Yin.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on Sinovac Antigua’s shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Sinovac Antigua’s board of directors has complete discretion on whether to pay dividends. Even if Sinovac Antigua’s board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on common shares, if any, will be paid in U.S. dollars.

Sinovac Antigua is a holding company, and we rely on the dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to Sinovac Antigua’s shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our Mainland China Subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the regulations in China, our Mainland China Subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Our Mainland China Subsidiaries are required to set aside, at the discretion of their respective board of directors, a portion of its after-tax profits to their employee welfare and bonus funds.

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months and meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC), or otherwise at 10%. Prior to May 2012, whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our Mainland China Subsidiaries is subject to the approval of the PRC tax authorities. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our Mainland China Subsidiaries would reduce our net income attributable to the shareholders. In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The preferential dividend withholding tax rate expired in 2014. Subsequent to May 2012, the preferential dividend withholding tax rate no longer needed to be approved by the PRC tax authorities, instead companies can apply the 5% rate if a self-assessment determined the recipient of the PRC-sourced income qualify for the preferential rate. However, such self-assessment could be overturned upon an inspection by the PRC tax authorities. We have assessed Sinovac Hong Kong meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC, and determined the preferential dividend withholding tax rate of 5% is applicable to Sinovac Hong Kong.

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

ITEM 9. The Offer and Listing

A. Offer and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Sinovac Antigua’s common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol “SVA.” In connection with the Exchange and the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, trading of Sinovac Antigua’s common shares on Nasdaq has been halted since February 22, 2019.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Sinovac Antigua is an Antiguan company (Company No. 11949) with limited liability and its affairs are governed by its Articles of Incorporation, By-laws and the International Business Corporations Act. The following are summaries of material provisions of Sinovac Antigua’s Articles of Incorporation, By-laws and the International Business Corporations Act.

General

All of Sinovac Antigua’s outstanding common shares are fully paid and non-assessable. The common shares are issued in registered form. Holders of common shares are entitled to receive share certificates. Sinovac Antigua’s shareholders who are non-residents of Antigua may freely hold and vote their common shares.

Corporate Purpose

The objects for which Sinovac Antigua is established are set forth in Sinovac Antigua’s Articles of Incorporation, as follows:

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

Dividends: Rights to Share Profits

The holders of Sinovac Antigua’s common shares are entitled to such dividends as may be declared by Sinovac Antigua’s board of directors subject to the International Business Corporations Act. For example, under the International Business Corporations Act, a company shall not declare or pay a dividend if this would result in the company’s inability to pay its liabilities as they become due or the realizable value of the company’s assets less than the aggregate of its liabilities and stated capital of all class. In addition, a company shall not pay a dividend out of unrealized profits.

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.

A quorum required for a meeting of shareholders consists of shareholders who hold at least a majority of Sinovac Antigua’s shares at the meeting present in person or by proxy. Shareholders’ meetings are held annually and may be convened by Sinovac Antigua’s board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least five percent of Sinovac Antigua’s issued share capital. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders meetings.

Unless the International Business Corporations Act otherwise requires, resolutions to be passed by the shareholders require a simple majority vote. Important matters such as changes to our By-laws require a resolution passed by a vote of shareholders holding a majority of all the outstanding and issued shares.

Transfer of Common Shares

Sinovac Antigua’s shareholders may transfer common shares by endorsing the relevant share certificates, completing a share transfer form or by other proper evidence of succession, assignment or authority to transfer.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by Sinovac Antigua’s shareholders proportionately.

Reserve Fund

Subject to the provisions of the International Business Corporations Act, as amended, we may by special resolution reduce any capital redemption reserve fund or any share premium account.

Redemption, Repurchase and Surrender of Shares

Subject to the provisions of the International Business Corporations Act, as amended, Sinovac Antigua may by special resolution reduce Sinovac Antigua’s share capital, any capital redemption on reserve fund or any share premium account. However, in accordance with the International Business Corporations Act, Sinovac Antigua must not make any payment to purchase or redeem any redeemable issued by it if there are reasonable grounds for us believing that

a)
Sinovac Antigua are unable or would, after that payment, be unable to pay its liabilities as they become due; or
b)
the realizable value of our assets would, after that payment, be less than the aggregate of
(i)
our liabilities; and
(ii)
the amount that would be required to pay the holders of the shares that have a right to be paid, on a redemption or in a liquidation, rateable with or before the holders of the shares to be purchased or redeemed.

Calls on Shares and Forfeiture of Shares

There are no provisions in Sinovac Antigua’s Articles of Incorporation and By-laws, as amended, governing the calls on shares and forfeiture of shares.

Limitations on the Rights to Own Shares

There are no provisions in Sinovac Antigua’s Articles of Incorporation and By-laws, as amended, governing the limitations on the rights to own shares in the Corporation.

Ownership Threshold

There are no provisions in Sinovac Antigua’s Articles of Incorporation and By-laws, as amended, governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in accordance with applicable laws and regulations.

Inspection of Books and Records

Holders of Sinovac Antigua’s common shares will have no general right under Antigua law to inspect or obtain copies of our list of shareholders or our corporate records. They may, however, access such corporate information as is publicly available in the Companies Registry in St. John’s, Antigua. We will also provide Sinovac Antigua’s shareholders with annual audited consolidated financial statements.

Changes in Capital

We may from time to time by a resolution passed by a majority of the shares entitled to vote:

•
increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;

•
consolidate and divide all or any of Sinovac Antigua’s share capital into shares of a larger amount than our existing shares;
•
sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;
•
designate and issue any number of new series of preferred shares; and
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of Sinovac Antigua’s share capital by the amount of the shares so cancelled.

Sinovac Antigua may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

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

There are no provisions in Sinovac Antigua’s Articles of Incorporation and By-laws, as amended, governing the directors’ powers to vote compensation to themselves or any members of their body.

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

There are no provisions in Sinovac Antigua’s Articles of Incorporation and By-laws, as amended, governing the directors’ powers as it relates to retirement or non-retirement of directors under the age limit requirement.

There are no provisions in Sinovac Antigua’s Articles of Incorporation and By-laws, as amended, that make provisions for number of shares required for director’s qualification.

General Meetings of Shareholders

Sinovac Antigua must hold an annual shareholders’ meeting every year. The meeting must take place within Antigua and Barbuda at a place and time prescribed by Sinovac Antigua’s board of directors. As it relates to a special shareholders’ meeting, the board of directors may, whenever it thinks fit, convene a special shareholders’ meeting. Sinovac Antigua’s board of directors shall also on the requisition of the holders of not less than one-twentieth of Sinovac Antigua’s issued share capital proceed to convene a special shareholders’ meeting. No business shall be transacted at any shareholders’ meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Shareholders present in person or by proxy representing a majority of Sinovac Antigua’s shares shall constitute a quorum. All meetings shall be chaired by a director appointed by Sinovac Antigua’s board of directors to act as the chairman. Minutes of the proceedings of every annual shareholders’ meeting shall be kept, and shall be signed by the chairman of the same meeting, or by the chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceedings and of the proper election of the chairman.

Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for director shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the International Business Corporations Act, as amended. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointer of his attorney duly authorized in writing, or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be Sinovac Antigua’s shareholder.

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purpose for which the meeting is called, shall be delivered not less than 21 days before the date of the meeting, either personally by mail or facsimile, to each shareholder on record entitled to vote at such meeting. If mailed such notice is deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on Sinovac Antigua’s share transfer books, with postage thereon prepaid.

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

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua and Barbuda law and our By-laws allow Sinovac Antigua’s shareholders holding not less than five per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. We are obligated under our By-laws and the International Business Corporations Act to call shareholders’ annual general meetings. See “Risk Factors — We do not currently intend to hold an annual general meeting of shareholders until after the final determination of the litigation concerning the Rights Agreement, which will delay the ability of Sinovac Antigua’s shareholders to vote in an election of Sinovac Antigua’s directors.”

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Antigua and Barbuda law, our By-laws will not provide for cumulative voting. As a result, Sinovac Antigua’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the International Business Corporations Act, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of its shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Antigua and Barbuda law and Sinovac Antigua’s By-laws, if Sinovac Antigua’s share capital is divided into more than one class of shares, Sinovac Antigua may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Antigua and Barbuda law, Sinovac Antigua’s By-laws may only be amended with the vote of holders representing a majority of all its shares voting issued and outstanding or the unanimous written resolution of all shareholders. By-laws can be amended by a vote or unanimous written resolution of the directors.

Indemnification of Directors and Executive Officers and Limitation of Liability

Antigua and Barbuda law does not limit the extent to which a company’s by-laws may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Antigua and Barbuda courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our By-laws permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from negligence or illegal action of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with Sinovac Antigua’s directors and our senior executive officers that provide such persons with additional indemnification beyond that provided in Sinovac Antigua’s By-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Sinovac Antigua’s directors and our officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

We have obtained directors and officers insurance providing indemnification for our directors for certain liabilities.

Anti-takeover Provisions in the By-laws

Some provisions of our By-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize Sinovac Antigua’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by Sinovac Antigua’s shareholders.

However, under Antigua and Barbuda law, Sinovac Antigua’s directors may only exercise the rights and powers granted to them under our By-laws for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by Sinovac Antigua’s By-laws on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Sinovac Antigua’s shares. In addition, there are no provisions in Sinovac Antigua’s By-laws governing the ownership threshold above which shareholder ownership must be disclosed.

Rights Agreement

In March 2016, Sinovac Antigua adopted the Rights Agreement that provides for the issuance of one Right for each of its outstanding common shares. In February 2019, Sinovac Antigua amended and restated the Rights Agreement that provides for the issuance of one Right for each of its outstanding common shares or Series B Preferred Shares. In February 2021, 2022, 2023, and 2024, Sinovac Antigua further amended the amended and restated Rights Agreement to extend its term until February 2025. The Rights are designed to assure that all of Sinovac Antigua’s shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of Sinovac Antigua or its board of directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of Sinovac Antigua’s common shares and Series B Preferred Shares on terms not approved by its board of directors.

Rights agreements are allowable under Delaware law. Additionally, as discussed above, on December 19, 2018, the Antigua Court held that Sinovac Antigua’s Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court’s judgment on January 29, 2019. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019, and the appeal decision was announced by the Court of Appeal on December 9, 2021, upholding the Antigua Judgment in each point. On April 19, 2022, 1Globe applied to the Privy Council for permission to appeal the determination in the Antigua Judgment that the Rights Agreement is valid under Antigua law. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign Currency Exchange

Under the Foreign Exchange Administration Rules, renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to any of our Mainland China Subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete, and for loans with a loan period over one year the loan also has to be registered with the NDRC. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by MOFCOM, SAFE and NDRC, or their respective competent local branches.

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

E. Taxation

Antigua and Barbuda Taxation

We and our securities holders, other than those resident in Antigua and Barbuda, are exempt from Antigua and Barbuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. We are not subject to stamp or other similar duty on the issuance, transfer or redemption of Sinovac Antigua’s common shares. Under Section 276 of the International Business Corporations Act of Antigua and Barbuda, the tax exemption we and our securities holders currently enjoy will continue in effect for a period of 50 years from our date of incorporation, which is March 1, 1999. No reciprocal income tax treaty affecting us exists between Antigua and Barbuda and the United States.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in Sinovac Antigua’s common shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, are not discussed. This discussion applies only to U.S. Holders that hold Sinovac Antigua’s common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, in each case, in effect or, in some cases, proposed as of the date of this annual report. All of the foregoing authorities are subject to differing interpretations or change, which change could apply retroactively and could affect the tax consequences described below. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service regarding the matters discussed below. There can be no assurance the U.S. Internal Revenue Service or a court will not take a contrary position to that discussed below regarding the U.S. federal tax consequences of the purchase, ownership, and disposition of Sinovac Antigua’s common shares. The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances or to holders subject to particular rules, including:

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
•
persons that hold Sinovac Antigua’s common shares through a permanent establishment or fixed base outside the United States;
•
partnerships or other pass-through entities, or persons holding Sinovac Antigua’s common shares through such entities; or
•
persons who acquired Sinovac Antigua’s common shares pursuant to the exercise of any employee share option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SINOVAC ANTIGUA’S COMMON SHARES.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Sinovac Antigua’s common shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of Sinovac Antigua’s common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

Taxation of Dividends and Other Distributions on Sinovac Antigua’s Common Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions we make to you with respect to Sinovac Antigua’s common shares generally will be includible in your gross income in the year received as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) Sinovac Antigua’s common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are Sinovac Antigua’s common shares. There can be no assurance Sinovac Antigua’s common shares will continue to be readily tradable on an established securities market in the future. Consequently, there can be no assurance dividends paid on Sinovac Antigua’s common shares will continue to qualify for the reduced tax rates. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to Sinovac Antigua’s common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate that would be applicable to dividends if not for the reduced tax rate applicable to qualified dividend income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to Sinovac Antigua’s common shares generally will constitute “passive category income.”

If PRC withholding taxes apply to dividends paid to you with respect to the common shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Recently issued U.S. Treasury regulations may restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction, though under current U.S. Internal Revenue Service guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of Sinovac Antigua’s Common Shares

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

Any gain or loss you recognize on a disposition of Sinovac Antigua’s common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the Treaty (see “Item 10. Additional Information — E. Taxation — PRC Taxation”) may elect to treat the gain as PRC-source income under the Treaty. Recently issued U.S. Treasury regulations may impose additional restrictions on the creditability of any PRC taxes on disposition gains, though under current U.S. Internal Revenue Service guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding Treaty benefit eligibility. U.S. Holders should also consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of Sinovac Antigua’s common shares, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC-source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that we will not be a PFIC for any taxable year.

In general, a non-U.S. corporation will be a PFIC for any taxable year if either:

•
at least 75% of its gross income for such year is passive income, or
•
at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, “passive income” generally includes, among other things, dividends, interest, royalties, rents, annuities, and net gains from certain commodity and foreign currency transactions, subject to certain exceptions. Passive income generally does not include rents and royalties derived from the active conduct of a trade or business (other than from a related person). We will be treated as owning our proportionate share of the assets and receiving our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of Sinovac Antigua’s common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in Sinovac Antigua’s common shares, we are unable to reference the actual market prices of Sinovac Antigua’s common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our book value and price-to-book ratio, and a comparison of the price-to-book ratio of certain other companies in industries similar to ours. We cannot provide any assurances that the actual value of Sinovac Antigua’s common shares is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. This uncertainty will continue so long as trading in Sinovac Antigua’s common shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which you hold Sinovac Antigua’s common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold Sinovac Antigua’s common shares, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a “deemed sale” election with respect to Sinovac Antigua’s common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the common shares you own bears to the value of all of Sinovac Antigua’s common shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain from the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on Sinovac Antigua’s Common Shares,” and the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose satisfying this requirement will be disregarded. Sinovac Antigua’s common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded (which, presently, they may not be, due to the current suspension of trading on the shares), and you are a holder of common shares, we expect the mark-to-market election would be available to you if we are or become a PFIC. There can be no assurance the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Once made, the election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the common shares cease to be marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Sinovac Antigua’s common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to Sinovac Antigua’s common shares and proceeds from the sale, exchange or redemption of Sinovac Antigua’s common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. We do not assume responsibility for backup withholding.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in Sinovac Antigua’s common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of Sinovac Antigua’s common shares.

PRC Taxation

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in mainland China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Substantially all of our management are currently based in mainland China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. Dividends received by us from our Mainland China Subsidiaries may be exempt from PRC withholding tax.

Under the EIT Law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within mainland China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within mainland China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within mainland China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of common shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within mainland China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to Sinovac Antigua’s common shares, or the gain you may realize from the transfer of Sinovac Antigua’s common shares, would be treated as income derived from sources within mainland China and be subject to income tax at 10%.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Sinovac Antigua is subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, Sinovac Antigua is required to file reports and other information with the SEC. Specifically, Sinovac Antigua is required to file annually a Form 20-F within four months after the end of each fiscal year. You can access the reports that we file with the SEC at the SEC’s web site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, Sinovac Antigua is exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the transfer agent of Sinovac Antigua’s common shares, with Sinovac Antigua’s annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to Sinovac Antigua’s shareholders. The transfer agent will make such notices, reports and communications available to holders of Sinovac Antigua’s common shares and, upon our request, will mail to all record holders of Sinovac Antigua’s common shares the information contained in any notice of a shareholders’ meeting received by the transfer agent from us.

In accordance with the NASDAQ Rules, we will post this annual report on Form 20-F on our website www.sinovac.com. In addition, we will provide hardcopies of Sinovac Antigua’s annual report free of charge to shareholders upon request.

I. Subsidiary Information

For a list of Sinovac Antigua’s subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

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

The conversion of renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of renminbi against the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and the U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2023 into renminbi at the noon buying rate of $1.00 for RMB7.0999 as of December 29, 2023, such a cash balance would have been RMB7.10 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB70,999 as of December 31, 2023.

Our financial statements are expressed in U.S. dollars but the functional currency of our Mainland China Subsidiaries is renminbi. The value of Sinovac Antigua’s shares will be affected by the foreign exchange rate between U.S. dollars and renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the renminbi against the U.S. dollar could result in a change to our statements of comprehensive income and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of Sinovac Antigua’s shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand deposits, term deposits, and other investments placed with financial institutions. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding bank loans was 2.83%, 5.88% and 5.64%for the years ended December 31, 2023, 2022 and 2021. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $2.5 million based on our outstanding indebtedness as of December 31, 2023.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent our maximum exposure. We place our cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and mainland China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. Our customers are mainly various government agencies.No single customer accounted for more than 10% of the total sales for the year ended December 31, 2023, 2022 and 2021. To manage credit risk, we perform ongoing credit evaluations of customers’ financial condition.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, mainland China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim its deposits or investments back in full. We have selected reputable international financial institutions with high rating rates to place its foreign currencies. We regularly monitor the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

ITEM 12. Description of Securities other than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

With respect to the preferred share purchase right, see Form 8-A and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (file no. 001-32371) which were filed with the Securities and Exchange Commission on February 22, 2019, February 21, 2020, February 22, 2021, February 22, 2022, February 22, 2023 and February 21, 2024, respectively.

C.
Other Securities.

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

In March 2016, Sinovac Antigua adopted the Rights Agreement. In February 2019, Sinovac Antigua amended and restated the Rights Agreement. Pursuant to the amended and restated Rights Agreement, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of aggregate total of Sinovac Antigua’s common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Sinovac Antigua’s common shares and Series B Preferred Shares (on an as converted basis) then issued and outstanding, in each case, without the approval of Sinovac Antigua’s board of directors, each Right will entitle the holders, other than the acquiring person, to buy, at an exercise price of $20.00, one one-thousandth of a Series C Preferred Share. Holders are entitled to receive, in lieu of each one one-thousandths of a Series C Preferred Share, common shares or Series B Preferred Shares having a market value at that time of twice the Right’s exercise price. Sinovac Antigua’s board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. The person who acquired 15% or more of the outstanding common shares or Series B Preferred Shares of Sinovac Antigua is referred as the “acquiring person.” In February 2020, 2021, 2022 and 2023, Sinovac Antigua further amended the amended and restated Rights Agreement to extend its term until February 2024.

On February 18, 2019, after reviewing the judgment of the Antigua Court of December 19, 2018 and considering all additional facts known to the board of directors, Sinovac Antigua’s board of directors determined that the Collaborating Shareholders became Acquiring Persons as defined under Sinovac Antigua’s Rights Agreement, and that their conduct resulted in a Trigger Event under the Rights Agreement. As a result, the Rights held by the Collaborating Shareholders were deemed void. Pursuant to the Rights Agreement, Sinovac Antigua’s board of directors elected to exchange each valid and outstanding Right held by Sinovac Antigua’s shareholders (not including the Collaborating Shareholders) for an Exchange Share. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares from the trust until the final disposition of the pending Delaware litigation or further order of the Court. On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order restraining Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the Antigua Court. In January 2022, the Court of Appeal extended the order until the conclusion of any appeal to the Privy Council. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of the application was held on February 24, 2022, at which the Court of Appeal refused 1Globe’s application to take the issue of the validity of the Rights Agreement to the Privy Council, but granted leave to appeal on certain other grounds. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

The Delaware litigation is stayed pending the resolution of the litigation in Antigua. The Delaware Court’s status quo order prevents Sinovac Antigua from distributing Exchange Shares to any shareholders or otherwise taking any action pursuant to the Rights Agreement until the conclusion of the Delaware litigation or Court order, which we anticipate will resume following the conclusion of the Antigua litigation.

On February 22, 2019, in connection with the Exchange, Sinovac Antigua issued approximately 27.8 million common shares and 14.6 million Series B Preferred Shares for the benefit of the holders of valid and outstanding Rights as of that date. This issuance had the effect of significantly diluting the holdings of the shareholders that are not entitled to participate in the Exchange. The Series B Preferred Shares share equally in all dividends and distributions made on Sinovac Antigua’s common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. The Series B Preferred Shares are convertible into common shares at our option, or automatically upon a successful shareholder vote to increase the authorized number of common shares of Sinovac Antigua. Until the Series B Preferred Shares are converted into common shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per annum, payable quarterly in arrears.

E. Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report.

Based on this evaluation, Sinovac Antigua’s chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including Sinovac Antigua’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Grant Thornton, an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Grant Thornton, our independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-5 of this annual report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including Sinovac Antigua’s chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report.

ITEM 16A. Audit Committee Financial Expert

Sinovac Antigua’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Sinovac Antigua’s audit committee financial expert is Mr. Simon Anderson. Each member of Sinovac Antigua’s audit committee, including Mr. Anderson, satisfies the “independence” requirements of the NASDAQ Marketplace rule and Rule 10A-3 under the Exchange Act.

ITEM 16B. Code of Ethics

Sinovac Antigua’s board of directors has adopted a code of business conduct and ethics that applies to Sinovac Antigua’s directors and our officers, employees and agents, including certain provisions that specifically apply to Sinovac Antigua’s chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F (file no. 001-32371) filed with the SEC on July 14, 2006, and posted on our website at www.sinovac.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. Principal Accountant Fees and Services

Grant Thornton audited our financial statements for the year ended December 31, 2023 and 2022. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton, for the periods indicated below.

	2023	2022
Audit fees(1)	$0.8 million	$0.8 million
Audited-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

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

Before our independent auditors are engaged to render any services, the terms and fees of the engagement are reviewed by the audit committee before Sinovac Antigua’s audit committee grants approval. All services as described above have been approved by Sinovac Antigua’s audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Sinovac Antigua did not have an annual meeting of shareholders in 2023, 2022 and 2021. Dentons, our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Global Select Market certifying that our current practice relating to the annual meeting of shareholders will not breach Sinovac Antigua’s Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Sinovac Antigua has subsidiaries incorporated in mainland China, Hong Kong, Singapore, Thailand, the Philippines, Mexico, Colombia, Bangladesh, Indonesia and Chile. As of the date of this annual report, to our knowledge, (i) no Antigua government entity from any of these jurisdictions owns any shares of Sinovac Antigua or its subsidiaries based on available public filings, (ii) no government entity from any of these jurisdictions has a controlling financial interest in Sinovac Antigua or its subsidiaries, and (iii) none of the members of the board of directors of Sinovac Antigua or its subsidiaries is an official of the Communist Party of China. None of the currently effective memorandum and articles of association (or equivalent organizing document) of Sinovac Antigua or its consolidated foreign operating entities contains any wordings from any charter of the Communist Party of China.

ITEM 16J. INSIDER TRADING POLICIES

Sinovac Antigua’s board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Sinovac Antigua’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management measures are integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management measures set out the foundation of the process for assessing, identifying and managing material risks from cybersecurity threats and provide guidance for response plan when facing cybersecurity threats. We have not engaged assessors or other third parties in connection with such processes.

There can be no assurance that our cybersecurity risk management measures and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors – Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”

Cybersecurity Governance

Sinovac Antigua’s board of directors has general oversight power over cybersecurity issues and has delegated the daily supervision responsibility to our IT department. Our IT department, consisting of personnel with relevant expertise in cybersecurity management, overseas the implementation of our cybersecurity risk management measures and reports to the board of directors any material cybersecurity incidents.

Our IT department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. Financial Statements

The consolidated financial statements of our company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

1.2

Certificate of Designations of Series A Junior Participating Preferred Shares (incorporated by reference to Exhibit A to Exhibit 4.1 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on March 29, 2016)

1.3

Certificate of Designations of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form 8-A (file no. 000-29031) filed with the Securities and Exchange Commission on February 22, 2019)

1.4

Certificate of Designations of Series C Junior Participating Preferred Shares (incorporated by reference to Exhibit 99.7 from our Current Report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

2.1

Specimen of Common Share Certificate (incorporated by reference to Exhibit 2.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

2.2

Specimen of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

2.3

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

4.1

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.5

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.6

Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.7

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.8

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.9

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.10

Form of Employment Agreement between the Registrant and Officers (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 11, 2018)

4.11

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.12

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.13

Form of Director Indemnification Agreements (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.14

Securities Purchase Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.15

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.16

Shareholders Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.17

Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.18

Trust Agreement dated as of February 20, 2019 between Sinovac Biotech Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.19

Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2019)

4.20

Amendment to Amended and Restated Rights Agreement, dated as of February 19, 2020, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 21, 2020)

4.21

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2021, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2021)

4.22

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2022, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 22, 2022)

4.23

Shareholders’ Agreement dated December 4, 2020 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

4.24

Amendment to Amended and Restated Rights Agreement, dated as of February 21, 2024, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on February 21, 2024)

8.1*	List of Subsidiaries
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme With Embedded Linkbase Doucuments
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: April 29, 2024

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Sinovac Biotech Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), statements of shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated expressed an unqualified opinion.

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

Critical audit matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Ongoing litigation

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

Our audit procedures related to the CAM included the following, among others:

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
•
Assessed relevant disclosures in the financial statements.

Impairment of long-lived assets

As described further in Note 8 to the financial statements, the Company identified impairment indicators on certain of its machinery, equipment, and leasehold improvements. The Company performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, the Company measured the impairment amount by estimating the fair value of the assets. The Company determined the fair value using the cost approach by estimating the amount that currently would be required to construct or purchase assets of comparable utility. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. It was determined the fair value of these assets was $24 million compared to the carrying value of $102 million as at December 31, 2023.

The principal considerations for our determination that impairment of long-lived assets is a critical audit matter since it involves subjective and complex auditor judgement, increased audit effort, and the use of professionals with specialized skill and knowledge.

Our related audit procedures included the following, among others:

•
Obtained an understanding, evaluated the design and tested the operating effectiveness of management controls over the impairment of long-lived assets
•
Evaluated the professional competence and objectivity of management’s valuation experts
•
Evaluated the fair value assessment performed by management and management’s specialist, including the methodology used in applying the cost approach and key assumptions used such as the alternative future use for the machinery and equipment
•
Involved our own valuation specialists to assess the valuation methods used within management’s valuation report
•
Performed physical observation and inquiries with management regarding certain machinery and equipment
•
Assessed the relevant disclosures in the financial statements

Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2021.

Beijing, China

April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Sinovac Biotech Ltd.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Sinovac Biotech Ltd. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated April 29, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

Beijing, China

April 29, 2024

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2023 and 2022

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	1,270,131	4,278,124
Restricted cash (note 3)	5,166	8,253
Short-term investments (note 4)	9,953,042	7,034,569
Accounts receivable – net (note 6)	440,019	537,118
Inventories (note 7)	139,874	180,719
Prepaid expenses and deposits	11,621	15,242
Income tax receivable	10,703	72,371
Total current assets	11,830,556	12,126,396
Property, plant and equipment – net (note 8)	979,617	993,781
Prepaid land lease payments (note 9)	65,540	69,815
Intangible assets - net (note 10)	8,520	9,699
Long-term prepaid expenses (note 13(b))	24	23
Long-term investments (note 4)	684,285	661,440
Prepayments for acquisition of equipment	6,772	120,912
Deferred tax assets (note 15)	29,790	71,118
Right-of-use assets (notes 11 and 13(b))	45,525	58,586
Other non-current assets	7,345	2,798
Total assets	$13,657,974	$14,114,568
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans (note 12)	76,089	293
Loan from a non-controlling shareholder (note 13 (a))	—	4,358
Accounts payable and accrued liabilities (note 14)	973,949	905,923
Income tax payable	41,258	—
Deferred revenue (note 16)	20,127	17,955
Deferred government grants (note 17)	1,586	15,120
Dividend payable (note 19)	29,089	141,993
Lease liability (notes 11 and 13(b))	5,806	5,993
Total current liabilities	1,147,904	1,091,635
Deferred revenue	200	—
Deferred government grants (note 17)	5,865	4,477
Long-term bank loans (note 12)	177,817	11,513
Deferred tax liability	263,711	241,526
Lease liability (notes 11 and 13(b))	39,271	52,516
Other non-current liabilities (note 15)	439	240
Total long-term liabilities	487,303	310,272
Total liabilities	1,635,207	1,401,907
Commitments and contingencies (notes 18 and 24)
EQUITY
Preferred stock (note 19)	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813, including 14,630,813 held in trust (2022 – 14,630,813, 14,630,813)
Common stock (note 19)	100	100
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,638,043, including 27,777,341 held in trust (2022 – 99,502,243, 27,777,341)
Additional paid-in capital	541,258	540,582
Accumulated other comprehensive income (loss)	(490,055)	(383,276)
Statutory surplus reserves (note 21)	1,539,584	1,538,013
Accumulated earnings	7,118,516	7,225,987
Total shareholders’ equity	8,709,418	8,921,421
Non-controlling interests	3,313,349	3,791,240
Total equity	12,022,767	12,712,661
Total liabilities and equity	$13,657,974	$14,114,568

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31
	2023	2022	2021
Sales (note 23)	$448,269	$1,492,761	$19,374,904
Cost of sales	181,516	684,456	1,072,221
Gross profit	266,753	808,305	18,302,683
Selling, general and administrative expenses (including rent expenses incurred to related parties of 2023 - $778, 2022 - $819, 2021 - $851) (note 13(b))	466,324	823,543	591,167
Provision for doubtful accounts	2,638	4,268	2,967
Research and development expenses	344,515	442,108	155,040
Loss on disposal and impairment of property, plant and equipment (note 8)	78,720	5,213	977
Government grants recognized in income	(22,423)	(760)	(725)
Total operating expenses	869,774	1,274,372	749,426
Operating income (loss)	(603,021)	(466,067)	17,553,257
Interest and financing expenses – (including interest expenses incurred to a related party, 2023 - $173, 2022 - $354, 2021 - $916) (note 13(a))	(2,260)	(1,264)	(2,836)
Interest income	85,114	190,818	102,568
Other income (expense), net	367,133	301,751	(89,948)
Income (loss) before income taxes	(153,034)	25,238	17,563,041
Income tax recovery (expense) (note 15)	(105,321)	62,893	(3,104,130)
Net income (loss)	(258,355)	88,131	14,458,911
Less: (Income) loss attributable to non-controlling interests	158,437	25,735	(5,991,431)
Net income (loss) attributable to shareholders of Sinovac	(99,918)	113,866	8,467,480
Preferred stock dividends	(5,982)	(5,982)	(5,982)
Net income (loss) attributable to common shareholders of Sinovac	$(105,900)	$107,884	$8,461,498
Net income (loss)	(258,355)	88,131	14,458,911
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(280,426)	(859,045)	193,098
Unrealized gain/(loss)	65,900	—	—
Comprehensive income (loss)	(472,881)	(770,914)	14,652,009
Less: comprehensive (income) loss attributable to non-controlling interests	266,184	370,882	(6,073,832)
Comprehensive income/loss attributable to shareholders of Sinovac	(206,697)	(400,032)	8,578,177
Earnings/loss per share (note 22)
Basic net income (loss) per share	(1.06)	1.08	85.20
Diluted net income (loss) per share	(1.06)	1.00	74.27
Weighted average number of shares of common stock outstanding
– Basic	99,607,574	99,502,243	99,311,551
– Diluted	99,607,574	114,172,782	114,005,983

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. dollars, expect number of shares data)

	Common stock		Preferred stock		Additional paid-in	Subscriptions	Accumulated other comprehensive	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	income	reserves	earnings	equity	interests	equity
Balance, December 31, 2020	99,294,743	99	14,630,813	15	538,924	(7,109)	19,925	50,377	144,241	746,472	373,653	1,120,125
Share-based compensation (note 20)	—	—	—	—	7,735	—	—	—	—	7,735	—	7,735
Exercise of stock options (note 20)	207,500	1	—	—	1,032	—	—	—	—	1,033	—	1,033
Dividend accrued and paid (note 19)	—	—	—	—	—	—	—	—	(5,982)	(5,982)	(1,898,911)	(1,904,893)
Other comprehensive Income
- Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	82,401	82,401
- Other comprehensive income attributable to shareholders of Sinovac	—	—	—	—	—	—	110,697	—	—	110,697	—	110,697
Net income for the year
-Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	5,991,431	5,991,431
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	8,467,480	8,467,480	—	8,467,480
- Transfer to statutory surplus reserves (note 21)	—	—	—	—	—	—	—	1,463,920	(1,463,920)	—	—	—
Balance, December 31, 2021	99,502,243	$100	14,630,813	$15	$547,691	$(7,109)	$130,622	$1,514,297	$7,141,819	$9,327,435	$4,548,574	$13,876,009

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. dollars, expect number of shares data)

	Common stock		Preferred stock		Additional paid-in	Subscriptions	Accumulated other comprehensive	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2021	99,502,243	100	14,630,813	15	547,691	(7,109)	130,622	1,514,297	7,141,819	9,327,435	4,548,574	13,876,009
Subscriptions receivable	—	—	—	—	(7,109)	7,109	—	—	—	—	—	—
Dividend accrued and paid (note 19)	—	—	—	—	—	—	—	—	(5,982)	(5,982)	(386,452)	(392,434)
Other comprehensive loss
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(345,147)	(345,147)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	—	—	—	(513,898)	—	—	(513,898)	—	(513,898)
Net income for the year
- Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(25,735)	(25,735)
- Net income attributable to shareholders of Sinovac	—	—	—	—	—	—	—	—	113,866	113,866	—	113,866
- Transfer to statutory surplus reserves (note 21)	—	—	—	—	—	—	—	23,716	(23,716)	—	—	—
Balance, December 31, 2022	99,502,243	$100	14,630,813	$15	$540,582	$—	$(383,276)	$1,538,013	$7,225,987	$8,921,421	$3,791,240	$12,712,661

The accompanying notes are an integral part of these consolidated financial statements

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. dollars, expect number of shares data)

	Common stock		Preferred stock		Additional paid-in	Accumulated other comprehensive	Statutory surplus	Accumulated	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	(loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2022	99,502,243	100	14,630,813	15	540,582	(383,276)	1,538,013	7,225,987	8,921,421	3,791,240	12,712,661
Exercise of stock options (note 20)	135,800	—	—	—	676	—	—	—	676	—	676
Dividend accrued and paid (note 19)	—	—	—	—	—	—	—	(5,982)	(5,982)	(211,707)	(217,689)
Other comprehensive loss
- Other comprehensive loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	(107,747)	(107,747)
- Other comprehensive loss attributable to shareholders of Sinovac	—	—	—	—	—	(106,779)	—	—	(106,779)	—	(106,779)
Net loss for the year
-Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	(158,437)	(158,437)
- Net loss attributable to shareholders of Sinovac	—	—	—	—	—	—	—	(99,918)	(99,918)	—	(99,918)
- Transfer to statutory surplus reserves (note 21)	—	—	—	—	—	—	1,571	(1,571)	—	—	—
Balance, December 31, 2023	99,638,043	$100	14,630,813	$15	$541,258	$(490,055)	$1,539,584	$7,118,516	$8,709,418	$3,313,349	$12,022,767

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. dollars)

	For the year ended December 31
	2023	2022	2021
Operating activities
Net income (loss)	$(258,355)	$88,131	$14,458,911
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
- Deferred income taxes (note 15)	76,324	(83,010)	265,096
- Share-based compensation (note 20)	—	—	7,735
- Inventory provision (note 7)	52,527	140,004	70,133
- Provision for doubtful accounts	2,638	4,268	2,967
- Loss on disposal and impairment of property, plant and equipment (note 8)	78,720	5,213	977
- Depreciation of property, plant and equipment (note 8)	140,467	153,819	84,446
- Amortization of prepaid land lease payments (note 9)	2,228	1,749	2,203
- Amortization of intangible assets (note 10)	2,050	1,029	183
- Government grants recognized in income	(22,423)	(760)	(725)
- Investment income	(248,085)	—	—
Changes in:
- Accounts receivable	82,147	289,600	(710,355)
- Inventories	(16,766)	30,382	(334,062)
- Income tax (recoverable) payable	101,378	(1,275,296)	1,216,717
- Prepaid expenses and deposits	3,265	22,519	(143,324)
- Deferred revenue	2,883	(58,485)	(288,779)
- Accounts payable and accrued liabilities	109,430	(86,860)	720,858
- Other non-current assets/liabilities	(4,431)	(3,048)	(440)
Net cash provided by (used in) operating activities	103,997	(770,745)	15,352,541
Financing activities
- Proceeds from bank loans	243,395	151	13,511
- Repayments of bank loans	(308)	(2,981)	(33,436)
- Proceeds from issuance of common stock, net of share issuance costs	676	—	1,033
- Dividend paid	(328,080)	(263,171)	(1,875,892)
- Proceeds from subsidiary’s financing	—	11,291	—
- Government grants received (note 17)	12,499	14,797	4,317
- Loan from a non-controlling shareholder (note 13(a))	—	—	7,119
- Repayments of loan from a non-controlling shareholder (note 13(a))	(4,245)	(1,486)	(13,332)
Net cash used in financing activities	(76,063)	(241,399)	(1,896,680)
Investing activities
- Proceeds from redemption and sales of investments	5,575,287	6,327,521	6,567,491
- Proceeds from dissolution of subsidiary	—	114,352	—
- Proceeds from disposal of equipment	39	608	172
- Acquisition of intangible assets	(1,145)	(9,568)	(154)
- Prepaid land lease payments	—	(35,683)	(30,986)
- Purchase of investments	(8,222,005)	(11,658,465)	(8,826,611)
- Acquisition of property, plant and equipment	(144,543)	(393,800)	(719,823)
- Purchase of equity method investments	(133,767)	(105,435)	(13,663)
- Distributions by equity method investees	2,021	—	—
Net cash used in investing activities	(2,924,113)	(5,760,470)	(3,023,574)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(114,901)	(560,769)	137,269
Increase (decrease) in cash and cash equivalents and restricted cash	(3,011,080)	(7,333,383)	10,569,556
Cash and cash equivalents and restricted cash, beginning of year	4,286,377	11,619,760	1,050,204
Cash and cash equivalents and restricted cash, end of year	$1,275,297	$4,286,377	$11,619,760
Supplemental disclosure of cash flow information:
Cash paid for interest	$5,348	$1,112	$2,799
Cash paid (received) for income taxes	$(55,764)	$1,321,563	$1,487,979

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

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2023	Percentage of ownership as of December 31, 2022	Principal activities
Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong”)	October 2008	Hong Kong	100%	100%	International sales and marketing
Sinovac Biotech Co., Ltd. (“Sinovac Beijing”)	April 2001	People’s Republic of China (“PRC”)	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Life Sciences Co., Ltd. (“Sinovac LS”) (formerly Sinovac Research & Development Co., Ltd.)	May 2009	PRC	59.24%	59.24%	Research and development, production and sales of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”)	January 2010	PRC	68%	68%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd. ("Sinovac Biomed")	April 2015	PRC	100%	100%	Distribution of vaccine products
Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore")	August 2020	Singapore	100%	100%	International sales and marketing

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

The ending balance of cash and cash equivalents and restricted cash presented in the consolidated statements of cash flows in 2023 is $1,275,297 (2022 - $4,286,377, 2021 - $11,619,760). It includes $1,270,131 cash and cash equivalents (2022 - $ 4,278,124, 2021 - $ 11,608,855) and $5,166 restricted cash (2022 - $8,253, 2021 - $10,905) as presented in the consolidated balance sheets

(d) Investments

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

The allowance for credit losses of the held-to-maturity debt securities reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2023 and 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Company were $nil.

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

For equity securities without readily determinable fair value and do not qualify for the NAV practical expedient, the Company elects to use the measurement alternative to measure those investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgements are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in "Other income (expense), net" in the consolidated statements of comprehensive income (loss).

(e) Accounts Receivable

The Company adopted accounts for allowance for doubtful account in accordance with Accounting Standards Codification Topic 326, Credit Losses (“ASC 326”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized costs. The Company estimates an allowance for doubtful accounts based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current and forecasted future economic conditions and other factors that may affect its customers’ ability to pay.

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

(i) Intangible Assets

The Company capitalizes patent payment and the purchased cost of vaccines if the vaccine has received a new drug certificate from the National Medical Products Administration (“NMPA) of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(m) Revenue from Contracts with Customers

Revenue is recognized at a point in time when performance obligation is satisfied where control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimate return provisions for the goods.

Product return provisions are estimated based on historical return and exchange data as well as inventory levels and remaining shelf lives of products in distribution channels.

As of December 31, 2023, sales return provision for the Company’s vaccine products was $70,888 (December 31, 2022 - $17,719). Sales return provision as a percentage of sales was 15.8% and 1.2% in 2023 and 2022, respectively.

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

For the year ended December 31, 2023, the Company did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have contract assets since revenue is recognized as control of goods is transferred and the Company has an unconditional right to the consideration since payment is due based only upon the passage of time. Contract liabilities consist of advance payments from customers. Contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in deferred revenue on the consolidated balance sheets. For the year ended December 31, 2023, the Company recognized sales of $3,715 related to contract liabilities as of January 1, 2023.

(n) Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income. For the year ended December 31, 2023, $7,859 of shipping and handling costs was included in selling, general and administrative expenses (2022 - $14,550, 2021 - $54,885).

(o) Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $1,553 for the year ended December 31, 2023 (2022 - $6,010, 2021 - $7,688).

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

(r) Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for employee retirement and other post-retirement benefits incurred was $37,689 for the year ended December 31, 2023 (2022 - $31,247, 2021 - $18,243).

(s) Foreign Currency Translation and Transactions

The Company maintains accounting records in functional currencies as follows: U.S. dollars (“$”) for Sinovac Biotech. Ltd., Sinovac Hong Kong and Sinovac Singapore, and Renminbi Yuan (“RMB”) for the PRC subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The Company recognized foreign exchange gain of $45,543 for the year ended December 31, 2023 (2022 - gain $265,091, 2021 - loss $68,026).

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

(v) Earnings (Loss) Per Share

Earnings (loss) per share is calculated in accordance with Accounting Standards Codification (“ASC”) 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of Sinovac by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive.

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

The carrying values of cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and short-term bank loans and the current portion of long-term debt approximate their fair value because of their short-term nature. Fair value of mutual funds are measured based on quoted prices in active markets. Fair value of held-to-maturity debt investments and financial institution products other than mutual funds classified as available-for-sale debt investments are measured based on significant other observable inputs. Fair value of the long-term bank loans is determined based on level 2 inputs, and the carrying amounts of long-term bank loans approximate fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments.

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The Company also measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2023 and 2022, except for fair value measurement of certain long-lived assets for the impairment charged in 2023 as disclosed in note 8.

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Fair value measurement or disclosure
	at Dec 31, 2023 using			at Dec 31, 2022 using
	Total	Level 1	Level 2	Total	Level 1	Level 2
Fair value measurements on a recurring basis
Short-term investments:
Held-to-maturity debt investments	$2,256,215	$—	$2,256,215	$7,034,569	$—	$7,034,569
Available-for-sale debt investments	7,696,827	534,985	7,161,842	—	—	—
Long-term investments:
Held-to-maturity debt investments	435,841	—	435,841	537,500	—	537,500
Total assets measured at fair value	10,388,883	534,985	9,853,898	7,572,069	—	7,572,069
Financial liabilities:
Bank loans	253,906	—	253,906	11,806	—	11,806
Total liabilities measured at fair value	253,906	—	253,906	11,806	—	11,806
Total recurring fair value measurements	$10,642,789	$534,985	$10,107,804	$7,583,875	$—	$7,583,875

(y) Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. In 2023, foreign exchange gain is $45,543 (2022 gain - $265,091, 2021 loss- $68,026). As of December 31, 2023, cash and cash equivalents of $524,003 (RMB3,720 million) is denominated in RMB and are held in PRC and Hong Kong (December 31, 2022 - $1,490,336 (RMB10,279 million)).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investments in reputable financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. The Company’s customers are mainly various government agencies in China. No single customer of the Company accounted for more than 10% of the total sales for the years ended December 31, 2023, 2022 and 2021. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Interests of the interest-bearing loans are charged at variable rates based on the People’s Bank of China (note 12).

(z) Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable.

This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on its consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits.

PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

3. Restricted Cash

As of December 31, 2023, the balance of $5,166 (December 31, 2022 – $8,253) represents cash collateral held as guarantee for export sales contracts, which are restricted until November 2025 the latest.

	December 31,
	2023	2022
Restricted Cash	$5,166	$8,253
Total Restricted Cash	$5,166	$8,253

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4. Investments

Short-term investments

As of December 31, 2023 and 2022, the Company’s short-term investments were comprised of only debt securities. Short-term held-to-maturity investments and available-for-sale investments were mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions. The carrying value of short-term investments as of December 31, 2023 and 2022 approximate their fair value.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded interest and investment income from its short-term investments of $364,369, $18,401 and $51,034 in the consolidated statements of comprehensive income (loss), respectively.

As of December 31, 2023 and 2022, the Company’s gross unrealized gain of available-for-sale investments was $65,900 and $nil, respectively.

Short-term investments classification as of December 31, 2023 and 2022 were shown as below:

	December 31,
	2023	2022
Held-to-maturity debt investments	$2,256,215	$7,034,569
Available-for-sale debt investments	7,696,827	—
Total short-term investments	$9,953,042	$7,034,569

Long-term investments

The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	December 31,
	2023	2022
Long-term held-to-maturity debt investments	$435,841	$537,500
Equity method investments and private equity investments without readily determinable fair values	248,444	123,940
Total long-term investments	$684,285	$661,440

Long-term held-to-maturity debt investments

Long-term held-to-maturity debt investment represents deposits in financial institutions with contractual maturities due over one year for which the Company has the positive intent and ability to hold those securities to maturity. Long-term held-to-maturity debt investments will mature in the next one to two years.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded interest and investment income from its long-term held-to-maturity investment of $4,097, $2,842 and $14,143 in the consolidated statements of comprehensive income (loss) respectively.

Equity method investments

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Equity investment in Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi

In 2021, Sinovac LS through one of its wholly owned subsidiaries Sinovac Life Sciences (Hainan) Co., Ltd. and a business partner in the Republic of Turkey formed a joint venture Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi (“Keyvac”) in the Republic of Turkey, with the focus on manufacturing and commercialization of vaccines. The Company owns about 32.6% of Keyvac, and accounts for this investment under the equity method in accordance with ASC 323 due to the joint control over Keyvac’s operations through board of directors representation and voting rights.

Equity investment in Chongqing Evaheart MEDICAL Device Co., Ltd.

In February 2023, Sinovac LS invested in Series A Financing of Chongqing Evaheart MEDICAL Device Co., Ltd. ("Evaheart"). The Company as a reporting issuer indirectly owns about 4.2% of Evaheart as of December 31, 2023. The Company was considered to have significant influence over Evaheart and accounts for such investment as an equity method investment in accordance with ASC 323, because the Company has veto right on significant matters and can actively participate in the operating and financing policies of Evaheart through its board of directors representation and voting rights.

Equity investment in UPH Biopharmaceutical (Private) Limited

In April 2023, Sinovac LS entered into a joint venture agreement with JW SEZ (Private) Limited and Hong Kong Tantu Co., Limited to establish UPH Biopharmaceutical (Private) Limited ("UPH") to manufacture and commercialize plasma products in Pakistan. The Company owns about 30.2% of UPH, and accounts for such investment under the equity method in accordance with ASC 323 due to the joint control over UPH’s operations through board of directors representation and voting rights.

Equity investment in SKY Biologics Co., Ltd

In August 2023, the Company through its wholly owned subsidiary Sinovac Hong Kong entered into an agreement with Keding Investment Limited to establish SKY Biologics Co., Ltd ("SKY Biologics") to seek for investment opportunities in other biotech companies. Sinovac Hong Kong invested a total of $101.4 million representing 45% of SKY Biologics and can exercise significant influence on SKY Biologics through its voting rights and therefore, accounts for such investment under the equity method in accordance with ASC 323.

The Company invests in equity securities of certain companies whose securities are not publicly traded and fair value is not readily determinable and where the Company has concluded it does not have significant influence based on its ownership percentage and other factors. These investments are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In 2022, the Company, through its wholly owned subsidiary, Sinovac Hong Kong, and Sinovac Biomed, invested in companies that operate in the biotech supply chain industry. There were no impairment charges recognized on equity investments without readily determinable fair value for the years ended December 31, 2023 and 2022.

In 2022 and 2023, the Company, through its subsidiaries, invested in certain of Vivo Capital as limited partner and accounts for the investments under the equity method.

5. Trust for Incentive

In June 2022, the Company approved a long term incentive plan in the aggregate amount of $1.4 billion to all employees within the Company following the Company’s successful COVID-19 campaign (the “Incentive Plan”). To implement the Incentive Plan, Sinovac Trust for Incentive (the “Trust”) between Sinovac LS and CITIC Trust Co., Ltd (the “Trustee”) has been set up.

The Company has the direct ability to control the Trust as the Trustee is required to act in accordance with the Trust deed and because the Company has the power to direct the activities of the Trust, the Trust is consolidated into the Company’s consolidated financial statements. The assets held in the Trust that are being used as investments to satisfy the Company’s obligations under the Incentive Plan are recorded in short-term investments in the amount of $639 million and in long-term investments in the amount of $297 million as of December 31, 2023. $535 million were paid under the Incentive Plan during the year ended December 31, 2022 and $nil was paid during the year ended December 31, 2023. $605 million have been accrued as deferred compensation liability as of December 31, 2023.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.
Accounts Receivable – net

	December 31,
	2023	2022
Trade receivables	$439,466	$509,483
Allowance for doubtful accounts	(13,456)	(12,469)
	426,010	497,014
Other receivables	14,009	40,104
Total accounts receivable	$440,019	$537,118

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance.

The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current and forecasted future economic conditions, and other factors that may affect customers’ ability to pay. For the year ended December 31, 2023 and 2022, additions to the allowance for doubtful accounts, write-offs and recoveries of trade receivables were not material to the Company’s consolidated financial statements.

The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2023	2022
Aging within one year, net of allowance for doubtful accounts	$326,405	$424,060
Aging greater than one year, net of allowance for doubtful accounts	99,605	72,954
Total trade receivables	$426,010	$497,014

7. Inventories

	December 31,
	2023	2022
Raw materials	$61,998	$88,021
Work in progress	43,904	45,976
Finished goods	33,972	46,722
Total inventories	$139,874	$180,719

For the year ended December 31, 2023, the Company charged $17,300 of excessive fixed production overhead to cost of sales (2022 - $97,514, 2021 - $8,582)

For the year ended December 31, 2023, cost of sales includes $52,527 of inventory provision for products that are likely to expire before being sold (2022 - $140,004, 2021 - $70,133).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8. Property, Plant and Equipment - net

	December 31,
	2023	2022
Cost
Construction in progress	$142,708	$331,500
Plant and buildings	392,503	326,908
Machinery and equipment	550,208	343,724
Motor vehicles	3,972	4,987
Office equipment and furniture	39,501	28,959
Leasehold improvements	320,297	215,477
Land	7,020	7,272
Total cost	$1,456,209	$1,258,827
Less: Accumulated depreciation
Plant and buildings	$51,538	$39,045
Machinery and equipment	218,740	146,299
Motor vehicles	2,603	2,263
Office equipment and furniture	18,094	9,709
Leasehold improvements	107,292	67,730
Total accumulated depreciation	$398,267	$265,046
Less: Impairment
Machinery and equipment	$51,331	$—
Office equipment and furniture	1,783	—
Leasehold improvements	21,902	—
Construction in progress	3,309	—
Total impairment	$78,325	$—
Property, plant and equipment, net	$979,617	$993,781

Buildings and machinery and equipment of Sinovac Dalian with a net book value of $32,677 (RMB232.0 million) were pledged as collateral for a bank loan from China Everbright Bank (notes 12 (a)).

Net depreciation expense for the year ended December 31, 2023 was $140,467 (2022 - $153,819, 2021 - $84,446), after deduction of amortized government grants specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2023 was $395 (2022 - $5,213, 2021 - $977).

As the COVID pandemic came to an end in 2023, the Company identified impairment indicators on certain of its certain machinery, equipment and leasehold improvements. The Company performed a recoverability test by comparing the forecasted undiscounted cash flow to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, the Company measured the impairment amount by estimating the fair value of the assets. The Company determined the fair value using the cost approach by estimating the amount that currently would be required to construct or purchase assets of comparable utility. The estimate also considers the physical deterioration, economic obsolescence, and alternative future use. It was determined the fair value of these assets was $24,188 compared to the carrying value of $102,295 as at December 31, 2023. The impairment of $78,325 was recorded as at December 31, 2023.

9. Prepaid Land Lease Payments

	December 31,
	2023	2022
Prepaid land lease payments	$76,119	$78,356
Less: accumulated amortization	(10,579)	(8,541)
Net carrying value	$65,540	$69,815

Amortization expense for prepaid land lease payments for the year ended December 31, 2023 was $2,228 (2022 - $1,749, 2021 - $2,203).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Intangible Assets - net

	December 31,
	2023	2022
Computer software	$18,106	$10,411
Less: accumulated amortization	9,586	712
Net carrying value	$8,520	$9,699

Amortization expense for intangible assets for the year ended December 31, 2023 was $2,050 (2022 - $1,029, 2021 - $183).

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

As of December 31, 2023, there were no finance leases entered into by the Company.

As of December 31, 2023, the weighted average remaining lease term was 9.1 years (2022 - 10.0 years, 2021 - 10.0 years) and weighted average discount rate was 4.9% (2022 - 4.9%, 2021 - 4.9%) for the Company’s operating leases. Operating leases cost excluding cost of short-term leases for the year ended December 31, 2023 was $7,730 (2022 - $9,102, 2021 - $16,220). Short-term leases cost for the year ended December 31, 2023 was $9,516 (2022 - $3,158, 2021 - $1,464). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2023	2022
Cash payments for operating leases	$7,955	$13,992
Right-of-use assets obtained in exchange for operating lease liabilities	—	—

Future lease payments under operating leases as of December 31, 2023 were as follows:

2024	$8,024
2025	6,038
2026	5,961
2027	6,221
2028	6,210
Thereafter	23,338
Total future lease payments	55,792
Less: Imputed interest	10,715
Total lease liability balance	$45,077

Minimum future rental payments under short-term leases for the year ending December 31, 2023 was $287.

As of December 31, 2023, there were no operating leases that have not yet commenced.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. Bank Loans

Summarized below are bank loans as of December 31, 2023 and 2022:

	December 31,
	2023	2022
China Everbright Bank (a)	$1,440	$293
China Merchants Bank (b)	74,649	—
Bank loans due within one year	76,089	293
China Everbright Bank (a)	9,736	11,513
China Merchants Bank (b)	70,409	—
Bank of Beijing (c)	70,424	—
China Construction Bank (d)	27,248	—
Long-term bank loans	177,817	11,513
Total bank loans	$253,906	$11,806

(a)
On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $28,169 (RMB200 million) with China Everbright Bank to finance its purchase of property, plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 145 basis point below the prime rate of a five-year term loan published by the People’s Bank of China, at 2.85%. Interest is payable quarterly and principal installment repayments began in 2023 and shall be fully paid by November 16, 2028. As of December 31, 2023, $1,440 (RMB10 million) is recorded in bank loans due within one year and $9,736 (RMB69 million) is recorded in long-term bank loans. Certain machinery and equipment of Sinovac Dalian with a net book value of $32,683 (RMB232 million) were pledged as collateral.
(b)
On January 12, 2023, Sinovac Life Sciences entered into a maximum credit facility of $211,271 (RMB1,500 million) with China Merchants Bank to support its daily operation. The loans bear annual interest rate at 85 basis point below the prime rate of a one-year term loan published by the People’s Bank of China, at 2.8%. Interest is payable quarterly and principal installment repayments began in 2023 and shall be fully paid by January 12, 2025. Sinovac Life Sciences repaid $3,860 (RMB27 million) in principal and interest in 2023. As of December 31, 2023, $74,649 (RMB530 million) is recorded in bank loans due within one year and $70,409 (RMB500 million) is recorded in long-term bank loans.

(c)
On April 14, 2023, Sinovac Life Sciences entered into a maximum credit facility of $70,424 (RMB500 million) with Bank of Beijing to support its daily operation. The loan bears annual interest rate from 75 basis point to 80 basis point below the prime rate of a one-year term loan published by the People’s Bank of China, ranges from 2.65% to 2.90%. Interest is payable quarterly and principal installment repayments began in 2025 and shall be fully paid by April 28, 2026. As of December 31, 2023, $70,424 (RMB500 million) is recorded in long-term bank loans.

(d)
On May 31, 2023, Sinovac Biotech (Yidao) Co., Ltd. entered into a maximum credit facility of $183,101 (RMB1,300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from June 15, 2023 to June 14, 2041. The loan bears annual interest rate at 118 basis point below the prime rate of a five-year term loan published by the People’s Bank of China, at 3.12%. Interest is payable quarterly and principal installment repayments began in 2026 and shall be fully paid by June 14, 2041. As of December 31, 2023, $27,248 (RMB193 million) is recorded in long-term bank loans. Certain construction in progress and prepaid land lease payments of Sinovac Biotech (Yidao) Co., Ltd. with a net book value of $75,888 (RMB539 million) were pledged as collateral.

Aggregate maturities of loans for each of the next 5 years following December 31, 2023 are as follows:

Within 1 year	$76,089
In 2025	114,949
In 2026	31,106
In 2027	2,433
After 2027	29,329
Total	$253,906

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The weighted average interest rate for all short-term and long-term bank loans was 2.83% in 2023 (2022 - 5.88%, 2021 - 5.64%). The weighted average interest rate for short-term loans was 2.80% in 2023 (2022 – 5.88%, 2021 – 4.65%). The Company incurred $2,260 in interest and financing expenses for the year ended December 31, 2023 (2022 - $1,264, 2021 - $3,023 ), none was capitalized in property, plant and equipment for the year ended December 31, 2023 (2022 - $nil, 2021 - $187 ).

13. Related Party Transactions and Balances

(a) Loan from a non-controlling shareholder

	December 31,
	2023	2022
Loan - current	$—	$4,358
	$—	$4,358

The Company had a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $4,225 (RMB30 million) was borrowed in August 2020 and was repaid on August 9, 2023. The loan was unsecured, bearing interest at 6.5% per year and payable monthly. Interest expense was $168 in 2023 (2022 - $354, 2021 - $916). As of December 31, 2023, no interest is owed on the loans from the non-controlling shareholder (December 31, 2022 - $8). Interest of $176, $359 and $929 was paid to the non-controlling shareholder for the years ended December 31, 2023, 2022 and 2021, respectively.

(b) The Company entered into the following transactions in the normal course of operations with related parties:

	For the year ended December 31,
	2023	2022	2021
Rent expenses to SinoBioway Biotech Group Co. Ltd. (“SinoBioway”).	$756	$796	$830
Rent expenses to Dalian Jin Gang Group (“Jin Gang”).	22	23	21
Investment income (loss) from VIVO Capital’s funds	(148)	2,702	—

In 2004, the Company entered into two operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China with annual lease payments totaling $197 (RMB1.4 million). The leases commenced on August 12, 2004 and have a term of 20 years. One of the lease agreements was amended on August 12, 2010 with the rent increasing from $64 (RMB0.5 million) to $197 (RMB1.4 million) per year.

In June 2007, the Company entered into another operating lease agreement with SinoBioway, with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China, for an annual lease payment of $288 (RMB2.0 million). The lease commenced in June 2007 and has a term of 20 years.

In September 2010, the Company entered into another operating lease agreement with SinoBioway with respect to expansion of Sinovac R&D’s business in research and development activities for an annual lease payment of $142 (RMB1.0 million). The lease commenced on September 30, 2010 and has a term of 5 years.

On April 8, 2013, the Company entered into four supplemental agreements with SinoBioway, under which the expiration date of all operating lease agreements were extended to April 7, 2033.

In 2019, the Company entered into an operating lease agreement with Jin Gang, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with the space of 2,000 sq.m. with an annual rent amounted $49 (RMB0.3 million). The lease commenced on January 1, 2019 and has a term of 5 years. On June 30, 2019, the lease agreement was amended for a remaining 5.5 years, and the annual rent was changed to $22 (RMB0.2 million) as the space of the leased refrigeration storage was reduced to 1,000 sq.m. In 2019, the Company also entered into a management service agreement with Jin Gang, pursuant to which it provided the Company with management service related to the operating lease agreement with an annual management service fee of $14 (RMB0.1 million). The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to $6 (RMB44,000).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2023, $5,736 in right-of use asset and $5,394 in current and non-current lease liability are related to the leases with SinoBioway and Jin Gang.

In 2023, the Company invested $9,692 to certain Vivo Capitals funds, where one of the Company’s independent board of director is the Managing Partner of Vivo Capital.

In 2023, Sinovac Life Sciences entered into an agreement with China Minsheng Bank Co., Ltd to provide a loan guarantee to SKY Biologics Co., Ltd. in the amount of approximately $194.4 million (RMB1.4 billion). Sinovac Hong Kong and Keding Investment (Hong Kong) Limited hold 45% and 55% equity interests in SKY Biologics Co., Ltd., respectively, and also have provided counter guarantees to Sinovac Life Science proportionately with respect to its loan guarantee.

14. Accounts Payable and Accrued Liabilities

	December 31,
	2023	2022
Trade payables	$17,291	$19,825
Machinery and equipment payables	50,040	67,475
Accrued expenses	250,565	242,528
Value added tax payable	1,619	1,784
Withholding tax payable	656	254,302
Other tax payable	488	554
Bonus and benefit payables	643,855	311,440
Other payables	9,435	8,015
Total accounts payable and accrued liabilities	$973,949	$905,923

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

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for Sinovac Beijing, Sinovac Dalian and Sinovac LS. Sinovac Beijing, Sinovac Dalian, and Sinovac LS have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2023 for a period of three years, and are subject to a preferential income tax rate of 15% from 2023 to 2025.

The Company’s income before income tax consists of:

	For the year ended December 31,
	2023	2022	2021
Non-PRC	$139,608	$48,500	$94,372
PRC	(292,642)	(23,262)	17,468,669
Total	$(153,034)	$25,238	$17,563,041

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s income taxes consists of:

	For the year ended December 31,
	2023	2022	2021
Current income tax expense	$(28,997)	$(20,117)	$(2,839,034)
Deferred tax recovery (expense)	(76,324)	83,010	(265,096)
Total income tax recovery (expense)	$(105,321)	$62,893	$(3,104,130)

The following is a reconciliation of the Company’s total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income before income taxes for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Income before income taxes	$(153,034)	$25,238	$17,563,041
Income tax expense at the PRC statutory rate	(75,942)	(6,310)	(4,390,760)
International tax rate differential	(469)	(1,665)	5,303
Super deduction for research and development expenses	40,899	84,008	159,235
Non-deductible expenses	(33,920)	(55,748)	(227,821)
Effect of preferential tax rate	10,515	(4,213)	1,774,595
Change in valuation allowance	(83,704)	(12,707)	(4,135)
Effect of PRC withholding tax	36,921	59,006	(426,737)
Other adjustments	379	522	6,190
Income tax recovery (expense)	$(105,321)	$62,893	$(3,104,130)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31,
	2023	2022
Inventories	9,747	16,573
Accrued expenses	83,309	64,283
Deferred government grants	1,183	2,935
Fixed assets	(29,122)	(12,673)
Tax losses carried forward	65,338	16,961
Less: valuation allowance	(100,665)	(16,961)
Deferred tax assets	$29,790	$71,118

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

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company’s valuation allowance increased by $83,704 from $16,961 as of December 31, 2022 to $100,665 as of December 31, 2023.

Tax loss carry-forwards of the Company’s PRC subsidiaries in the amount of $389,661 (RMB2,767 million) as of December 31, 2023 will expire from 2024 to 2033, if not utilized.

As of December 31, 2023, deferred tax liabilities of $234,382 represents withholding tax for the potential remittance of earnings from the PRC subsidiaries to Sinovac Hong Kong, accrued at a 5% withholding tax rate. Under the PRC tax regulations, dividends from PRC

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%, which could be reduced to 5% should treaty benefits be applicable.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2023	2022	2021
Balance on January 1	81	275	561
Additions for tax positions of the current year	—	—	—
Additions for tax positions of the prior years	—	—	—
Settlement with the taxing authority	—	—	—
Lapse of statute of limitations	(81)	(194)	(286)
Balance on December 31	$—	$81	$275

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2023, the Company reversed $nil in interest (December 31, 2022 - $106, December 31, 2021 - $135). The Company had $nil accrued interest as of December 31, 2023 (December 31, 2022 - $64). The PRC tax law provides statute of limitations ranging from three to five years and for transfer pricing related matters, it could be extended to 10 years. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2018 - 2023 remain open to examination by the respective tax authorities.

As of December 31, 2023, the Company had unrecognized tax benefits $nil (December 31, 2022 - $81, December 31, 2021 - $275) and such balance was included in “other non-current liabilities”. As of December 31, 2023, unrecognized tax benefits amounting to $nil would affect the effective tax rate if recognized (December 31, 2022 - $81, December 31, 2021 - $275). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

16. Deferred Revenue

Current deferred revenue included $20,127 of advances from customers (December 31, 2022 - $17,749) and $200 from the PRC government for stockpiling of H5N1 and hepatitis A vaccines (December 31, 2022 - $206). The Company’s deferred revenue balances change due to timing of advance payments received from customers and timing of delivery of products to customers.

17. Deferred Government Grants

Deferred government grants represent funding received from the government for research and development (“R&D”) or investment in constructing or improving production facilities. The amount of deferred government grants as of December 31, 2023 is net of R&D expenditures, deduction of depreciation expenses, and the amount recognized as government grant income. The Company received $8,571 of government grants in 2023 (2022 - $6,984, 2021 - $2,660) that were deferred. In addition, the Company received $4,367 in other government grants and subsidies for the year ended December 31, 2023 and recognized as income in the statements of comprehensive income (loss) (2022 - $7,638, 2021 - $1,690).

Summarized below are deferred government grants as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Government grants for property, plant and equipment (a)	$627	$261
Government grants for research and development (b)	959	14,859
Current deferred government grants	1,586	15,120
Government grants for property, plant and equipment (a)	3,921	1,978
Government grants for research and development (b)	1,944	2,499
Non-current deferred government grants	5,865	4,477
Total deferred government grants	$7,451	$19,597

(a) The Company has four deferred government grants related to property, plant and equipment. The Company has fulfilled these grants’ conditions. $627 will be amortized in 2024 which was included in the current portion of deferred government grant and $3,921 will be amortized after 2024 which was included in the non-current portion of deferred government grants. $546 was recorded as a reduction to

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

depreciation expense for the year ended December 31, 2023 (2022 - $457, 2021 - $569), and $7 was recorded as government grant recognized in income for the year ended December 31, 2023 (2022 - $nil, 2021 - $79).

(b) The Company has nine deferred government grants related to various research and development projects. The Company expects to fulfill six grants’ conditions in 2024 and recorded $959 as the current portion of deferred government grants, while the remaining three grants’ conditions are expected to be fulfilled after 2024 and $1,944 is recorded in the non-current portion of deferred government grants.

18. Commitments and Contingencies

(a) Other Commitments

In addition to commitments disclosed in note 24, commitments related to R&D expenditures are $32,290 as of December 31, 2023.

Commitments related to capital expenditures for the Company are approximately $4,378 as of December 31, 2023.

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

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe’s appeal of the Antigua Judgment. The Antigua litigation is ongoing, see “Antigua Litigation” below, and there the Delaware Chancery Court action remains stayed.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all Sinovac shareholders against Sinovac; Weidong Yin; and other managers and directors of Sinovac, including Nan Wang, Simon Anderson, Yuk Lam Lo, Kenneth Lee, Meg Mei, and Shan Fu (the “Individual Defendants” and collectively with Sinovac the “Sinovac Defendants”); and Wilmington Trust National Association. MW Gestion alleges breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion’s claims stem from a private investment in public equity transaction on July 2, 2018, and Sinovac’s implementation of its Rights Agreement on February 22, 2019. Sinovac and certain other defendants filed a motion to dismiss all claims on November 20, 2023, and the motion was fully briefed as of February 27, 2024.

Massachusetts District Court Actions

On March 5, 2018, the Company also filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Securities Exchange Act of 1934 by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace the Company’s board of directors.

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

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against the Company and Mr. Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. The Company removed the matter from state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that the Company aided and abetted breaches of fiduciary duties, and that both the Company and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, the Company filed a motion to dismiss Heng Ren’s claims. In July 2021, the Company moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. Sinovac has answered the complaint. The Company has answered the complaint. Pursuant to the current schedule, the close of fact discovery is April 26, 2024, the deadline for initial summary judgment motions is August 23, 2024, and, should the case not be resolved through settlement or at summary judgment, trial is set to begin on December 9, 2024.

On December 5, 2022, a purported shareholder filed a putative class action complaint in Massachusetts federal court, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued Sinovac and all shareholders were purportedly wrongfully diluted as a result. The purported

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, Sinovac filed a motion to dismiss. The motion was fully briefed as of March 9, 2023. On September 13, 2023, the court granted the motion to dismiss on all claims. Plaintiff did not appeal dismissal, and the time for appeal has expired. Therefore, this matter has been resolved in Sinovac’s favor.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons purportedly proposed on the Non-Public Submission at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua’s board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua’s board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The first hearing took place on May 9, 2018. In July 2018, the Antigua court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment, finding in Sinovac Antigua’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding until determination of the appeal. 1Globe’s appeal of the Antigua Court’s Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that Sinovac Antigua’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

As such, the final appeal is ongoing as of the date of these financial statements. The company cannot predict or estimate an outcome or economic burden for this case at this time.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19. Preferred and Common Stock

Share Capital

On February 22, 2019, pursuant to the Rights Agreement, the Company’s board of directors elected to exchange the approximately 42.4 million valid and outstanding Rights held by the Company’s shareholders (not including the Collaborating Shareholders) for a combination of 27,777,341 common shares and 14,630,813 Series B Convertible Preferred Shares (the “Preferred Shares”), all of which the Company issued into a trust on February 22, 2019 for the benefit of the holders of the valid and outstanding Rights under the Company’s Rights Agreement. The Preferred Shares issued share equally in all dividends and distributions made on the common shares and vote together with the common shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. Each preferred share is convertible into one common share at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of common shares of the Company. Until the Preferred Shares are converted into common shares (or until the Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per share per annum, payable quarterly in arrears. As of December 31, 2023, there were 14,630,813 preferred stock issued and outstanding, and the Company accrued $5,982 in preferred stock dividends for the year ended December 31, 2023.

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company’s board of directors. As of December 31, 2023 and 2022, there were 99,638,043 and 99,502,243 shares of common stock outstanding, respectively.

In 2021, the Company issued 207,500 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share. In 2021, the Company cancelled nil restricted shares previously issued to employees of the Company due to employee termination.

In 2022, there was no common stock issued due to no exercise of employee stock options.

In 2023, the Company issued 135,800 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share.

20. Stock Options

(a) Stock Option Plan

The board of directors approved a stock option plan (the “2003 Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The 2003 Plan expired on November 1, 2023. Up to 10% of the Company’s then outstanding common stocks were reserved for issuance under the 2003 Plan. The 2003 Plan expired on November 1, 2023 and no further awards may be granted since the termination. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan was administered by the board of directors.

On August 22, 2012, the board of directors approved a new stock option plan (the “2012 Plan”), which allowed the Company to issue up to 4,000,000 options for common shares and restricted shares of the Company to directors, officers, employees and consultants of the Company. Each stock option entitles its holder to purchase one share of common stock of the Company. Options and restricted shares may be granted for a term not exceeding 10 years from the date of grant. The 2012 Plan is administered by the board of directors. The 2012 Plan have expired on August 22, 2022. As of December 31, 2023, we had granted all the awards authorized under the 2012 Plan.

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

(b) Valuation Assumptions

The Company used the Black-Scholes option-pricing model in determining the fair value of stock options issued under the 2020 ESOP, and valuation assumptions include expected volatility of 73.22%, an expected life of 2 years, a risk-free interest rate of 2.72%, and a dividend rate of 0%. As Sinovac LS is a private company with limited equity transactions in the past, expected volatility is estimated based on share price volatilities of a group of public traded development stage vaccine companies and development stage East Asian pharmaceutical companies that most closely represent the stage of Sinovac LS at the time. The expected life represents the amount of time that options granted are expected to be outstanding based on forecasted exercise behavior. The risk-free interest rate is based on the rate at grant date of Chinese government bond yield with an average term equal to the expected term of the option. There were no options granted in the years ended December 31, 2023 and 2022.

(c) Share-based Payment Award Activity

A summary of the Company’s stock options activity for the 2003 and 2012 Plan is presented below:

	Number of Options	Weighted Average Exercise Price ($/option)	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2023	172,500	$4.98	$257,025
Granted	—	—	—
Exercised	(135,800)	4.98	(202,342)
Forfeited / Expired	(36,700)	4.98	(54,683)
Outstanding as of December 31, 2023	—	$—	$—
Vested and expected to vest at December 31, 2023	—	$—	$—
Exercisable as of December 31, 2023	—	$—	$—

As of December 31, 2023, there were no stock options outstanding as all stock options had been exercised or had expired.

The grant date fair value of options issued under the 2020 ESOP is $7,200 and the options can acquire 15% of Sinovac LS’s equity interest upon exercise. The options were fully exercised in 2020. The aggregate intrinsic value of the options exercised under the 2020 ESOP was $3,000.

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $nil in 2023 (2022 - $nil, 2021 - $7,735). As of December 31, 2023, there was no unrecognized compensation cost related to non-vested stock options and non-vested restricted shares, granted under the 2012 Plan.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in the money. The aggregate intrinsic value of the Company’s stock options exercised under the 2003 Plan and the 2012 Plan was $nil for year ended December 31, 2023, determined as of the date of option exercise (2022 - $nil, 2021 - $257).

The estimated fair value of stock options vested during the year ended December 31, 2023 was $nil (2022 - $nil, 2021 – $nil).

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21. Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of December 31, 2023 is $1,539,584 (2022 - $1,538,013).

Sinovac Biomed has not accumulated any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of December 31, 2023, the Company has $nil dividend payable to common shareholders (December 31, 2022 - $nil), and has $29,089 dividend payable to preferred shareholders (December 31, 2022- $23,107).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital, additional paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $1,937,250 (RMB12,672 million) as of December 31, 2023 (December 31, 2022, $1,930,199 (RMB12,640 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2023, amounts restricted include the net assets of the Company’s PRC subsidiaries, which amounted to $5,008,306 (December 31, 2022 - $5,873,741).

22. Earnings per Share

The following table sets forth the computation of basic and diluted income attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31
	2023	2022	2021
Numerator
Net income (loss)	$(258,355)	$88,131	$14,458,911
Less: Income (loss) attributable to non-controlling interests	(158,437)	(25,735)	5,991,431
Income (loss) attributable to shareholders of Sinovac	(99,918)	113,866	8,467,480
Less: Preferred stock dividends	5,982	5,982	5,982
Net income (loss) attributable to shareholders of Sinovac	(105,900)	107,884	8,461,498
Net income (loss) attributable to shareholders of Sinovac for computing diluted net income per share	(99,918)	113,866	8,467,480
Denominator
Basic weighted average number of common shares outstanding	99,607,574	99,502,243	99,311,551
Dilutive effect of stock options and preferred shares	—	14,670,539	14,694,432
Diluted weighted average number of common shares outstanding	99,607,574	114,172,782	114,005,983
Earnings per share
Basic net (loss) income per share	(1.06)	1.08	85.20
Diluted net income (loss) per share	(1.06)	1.00	74.27

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became Acquiring Persons, and a Trigger Event occurred under the Rights Agreement. As a result, 27,777,341 new common and 14,630,813 preferred shares of the Company were issued into a trust for the benefit of the holders of the valid and outstanding Rights. Releasing these shares from the trust is contingent on an outcome from the Company’s legal proceeding in Antigua (Note 18). Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic and diluted weighted average number of common shares outstanding would be 71,830,233, and the basic and diluted loss per share for 2023 would be $ 1.39.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23. Segment Information

The Company operates exclusively in the biotechnology sector. The Company’s business is considered as operating in one segment. The Company’s Chief Executive Officer is the chief operating decision maker and reviews the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. Most revenues are generated from the subsidiaries located in China. Total long-lived assets of $1,045,157 including prepaid land lease payments, property, plant and equipment are primarily located in mainland China (December 31, 2022 - $1,063,596). The Company’s total assets by geographic location are as follows:

	December 31,
	2023	2022
Assets
Mainland China	$9,816,174	$10,878,034
Outside Mainland China	3,841,800	3,236,534
Total Assets	$13,657,974	$14,114,568

The Company’s revenues by market type are as follows:

	For the year ended December 31,
	2023	2022	2021
Sales
EPI	$10,238	$732,578	$10,552,059
Private Pay	370,818	384,192	349,083
Export	67,213	375,991	8,473,762
Total Sales	$448,269	$1,492,761	$19,374,904

The Company’s revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2023	2022	2021
Sales
Mainland China	$381,056	$1,116,770	$10,901,142
Outside Mainland China	67,213	375,991	8,473,762
Total Sales	$448,269	$1,492,761	$19,374,904

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

In January 2015, the Company entered into the third amendment to the technology transfer agreement dated March 12, 2009 and the two amendment agreements dated November 17, 2009 and December 24, 2011, respectively. By entering into this third amendment, the technology transfer agreement was amended to be a licensing agreement. The remaining milestone and royalty payments under the technology transfer agreement have been reduced. Both the Company and Tianjin Cansino are free to develop pneumococcal vaccines or to collaborate with other companies for the same purpose. The Company did not make any payment or recorded any research and development expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

(b)
In August 2009, the Company entered into a patent license agreement with the National Institutes of Health (“NIH”), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies (“Biological Materials”) to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (a) the expiration of all royalty obligations under the licensed rights where such rights exist and (b) twelve years after the first commercial sale by the Company where such rights have existed but expired or have never existed, unless the agreement is terminated earlier per the provisions included therein.

The Company has agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. For each country in the licensed territory under the patent license agreement, the Company has also agreed to pay NIH benchmark royalties in the total amount of $330 upon achieving the benchmarks as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales. The Company recorded license royalty of $8 for the year ended December 31, 2023 as R&D expenses (2022 - $nil, 2021 - $nil).

(c)
In August 2011, the Company licensed from Medimmune, LLC, a US based pharmaceutical company, certain non-exclusive rights to use patented reverse genetics technology pertaining to H5N1 influenza virus strain production for vaccines. The Company has agreed to pay an upfront license fee and milestone payments of up to an aggregate of $9,900 based upon achievement of cumulative net sales of licensed products in China (including Hong Kong and Macau), as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). License fee and royalties of $3,400 accrued at the end of 2011 were paid in 2012. The Company did not accrue any royalty payment in 2023, 2022 and 2021.
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

The Company has agreed to pay INTRAVACC up to $2,406 (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company has also agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company paid a royalty fee of $135 (€124,117), $68 (€60,000) and $72 (€60,000) for the year ended December 31, 2023, 2022 and 2021.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)
In September 2015, Sinovac Dalian entered into a technology transfer and supply agreement with GlaxoSmithKline Biologicals SA, or GSK, to use GSK’s measles seeds to develop combination vaccines containing measles for the China market. Under this agreement, GSK agreed to transfer its measles seeds, provide reasonable assistance and relevant technical materials to Sinovac Dalian for the purpose of developing and producing combination vaccines containing measles. The Company did not make any payment for purchasing measles seeds to GSK for the years ended December 31, 2023, 2022 and 2021.

25. Subsequent Events

Aside from those disclosed in note 18 to the financial statements, no other reportable events or transactions take place after the balance sheet date.

26. Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$10,037	$104,926
Short-term investments	97,936	—
Prepaid expenses and other receivables	340	490
Amount due from subsidiaries	22,653	31,019
Dividends receivable	3,195	3,195
Total current assets	134,161	139,630
Investment in subsidiaries	8,614,568	8,813,550
Total assets	$8,748,729	$8,953,180
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$3,533	$4,617
Amount due to subsidiaries	6,689	4,035
Dividend payable	29,089	23,107
Total current liabilities	39,311	31,759
Total liabilities	$39,311	$31,759
EQUITY
Preferred stock	15	15
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: 14,630,813 (2022 – 14,630,813)
Common stock	100	100
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 99,638,043 (2022 – 99,502,243)
Additional paid-in capital	541,258	540,582
Accumulated other comprehensive income (loss)	(490,055)	(383,276)
Retained earnings	8,658,100	8,764,000
Total shareholders’ equity	8,709,418	8,921,421
Total liabilities and equity	$8,748,729	$8,953,180

Statements of Comprehensive Income (Loss)

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	For the year ended December 31
	2023	2022	2021
Selling, general and administrative expenses	11,418	9,362	15,148
Total operating expenses	11,418	9,362	15,148
Loss from operations	(11,418)	(9,362)	(15,148)
Other income (expenses)	1,981	(40)	94
Interest income	837	768	248
Equity earnings (losses) of subsidiaries, net of tax	(91,318)	122,500	8,482,286
Net income (loss)	(99,918)	113,866	8,467,480
Preferred stock dividends	(5,982)	(5,982)	(5,982)
Net income (loss) attributable to common shareholders	(105,900)	107,884	8,461,498
Net income (loss)	(99,918)	113,866	8,467,480
Foreign currency translation adjustments	(106,779)	(513,898)	110,697
Total comprehensive income (loss)	$(206,697)	$(400,032)	$8,578,177

Statements of Cash Flows

	For the year ended December 31
	2023	2022	2021
Operating activities
Net income	$(99,918)	$113,866	$8,467,480
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
- Share-based compensation	—	—	7,735
- Equity in earnings of subsidiaries	91,318	(122,500)	(8,482,286)
Changes in:
- Amount due from subsidiaries	8,366	(40)	62,686
- Prepaid expenses and other receivables	150	1,176	795
- Amount due to subsidiaries	3,539	(2,573)	507
- Accrued expenses and other payables	(1,084)	(11,162)	11,544
Net cash (used in) provided by operating activities	2,371	(21,233)	68,461
Financing activities
- Proceeds from issuance of common stock, net of share issuance costs	676	—	1,032
Net cash provided by financing activities	676	—	1,032
Investing activities
- Purchase of short-term investments	(97,936)	—	—
Net cash provided by investing activities	(97,936)	—	—
(Decrease) increase in cash and cash equivalents	(94,889)	(21,233)	69,493
Cash and cash equivalents, beginning of year	104,926	126,159	56,666
Cash and cash equivalents, end of year	$10,037	$104,926	$126,159

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