Form 20-F
period 2024-12-31
SINOVAC BIOTECH LTD
filed 2026-04-30
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-32371

SINOVAC BIOTECH LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Antigua, West Indies
(Jurisdiction of incorporation or organization)

No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People's Republic of China
(Address of principal executive offices)

Nan Wang Chief Financial Officer No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People's Republic of China Tel: +86-10-5693-1800 Fax: +86-10-5693-1800 E-mail: ir@sinovac.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001 per share	SVA	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

71,860,702 Common Shares as of December 31, 2024

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

☐ Yes ☐ No

EXPLANATORY NOTE

We did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2024. We are filing this annual report as part of our efforts to become current in our filing obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, 2022, and 2021 are included in this annual report on Form 20-F.

Our annual consolidated financial statements for the years ended December 31, 2024, 2023, 2022, and 2021 have been audited by Zhonghua Certified Public Accountants LLP ("Zhonghua") in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 included in this annual report have been restated (the "Restatement"). Accordingly, our previously issued consolidated financial statements (and the related audit opinions) included in the following filings should not be relied upon, including (i) our annual report on Form 20-F for the year ended December 31, 2021, filed with the United States Securities and Exchange Commission (the "SEC") on April 29, 2022 (the "2021 20-F"); (ii) our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 1, 2023 (the "2022 20-F"); and (iii) our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 29, 2024 (the "2023 20-F"). The Restatement has resulted in certain changes to our previously issued consolidated financial statements as of and for the years ended December 31, 2023, 2022, and 2021. For more information on the effects of the Restatement, see Note 2 to the consolidated financial statements included in this annual report.

We have not amended, and do not intend to amend, the 2023 20-F, the 2022 20-F, or the 2021 20-F. The financial information included in reports previously filed or furnished by us in 2023, 2022, and 2021 is superseded by the applicable information in this annual report. Investors and other readers should rely only on the financial information and other related disclosures regarding the years ended December 31, 2023, 2022, and 2021 contained in this annual report and in any future filings with the SEC, as applicable, and should not rely on any previously issued or filed reports, press releases, presentations, or similar communications relating to those reporting periods.

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or unless the context otherwise requires,

•
"Sinovac", "Sinovac Biotech", "Company", "we", "us", "our company", and "our" refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;
•
"Sinovac Antigua" refers to Sinovac Biotech Ltd.;
•
"Sinovac Hong Kong" refers to Sinovac Biotech (Hong Kong) Limited;
•
"China", "Chinese" or the "PRC" refers to the People's Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau, and only in the context of describing the laws, rules, regulations, regulatory authorities in the Chinese mainland, and any Chinese mainland entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report on Form 20-F, excluding, Taiwan and the special administrative regions of Hong Kong and Macau;
•
"Chinese Mainland Subsidiaries" refer to our operating subsidiaries in the Chinese mainland, namely Sinovac Holding Group Co., Ltd. ("Sinovac Beijing Holding"), Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), Sinovac (Dalian) Vaccine Technology Co., Ltd. ("Sinovac Dalian"), Sinovac Life Sciences Co., Ltd. ("Sinovac LS"), Sinovac Biomed Co., Ltd. ("Sinovac Biomed"), Sinovac Business Services (Dalian) Co., Ltd. ("Sinovac Services") and their respective subsidiaries in the Chinese mainland;
•
"RMB" or "renminbi" refers to the legal currency of China; and "$" or "U.S. dollars" refers to the legal currency of the United States;
•
"shares" or "common shares" refers to Sinovac Antigua's common shares, par value $0.001 per share; and
•
"U.S. GAAP" refers to generally accepted accounting principles in the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at a rate of RMB7.2993, 7.0999, 6.8972 and 6.3726 to $1.00, the exchange rate in effect as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System (the "Federal Reserve Exchange Rate"), in effect on December 31, 2024, 2023, 2022 and 2021, respectively. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On April 24, 2026, the Federal Reserve Exchange Rate was RMB6.8359 to $1.00.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in "Item 3. Key Information—D. Risk Factors," may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as "may", "might", "will", "would", "expect", "anticipate", "aim", "estimate", "intend", "plan", "believe", "is/are likely to", "potential", "continue", or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

•
our goals and strategies,
•
our future business development, financial condition, and results of operations,
•
the expected outlook of the vaccine markets in China and globally,
•
our expectations regarding demand for and market acceptance of our products,
•
our expectations regarding our relationships with hospitals, Centers for Disease Control ("CDCs") and end-users,
•
competition in our industry,
•
relevant government policies and regulations relating to our industry, and
•
general economic and business conditions globally and in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects," and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Restatement of Financial Statements

We did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2024. We are filing this annual report as part of our efforts to become current in our filing obligations under the Exchange Act. Our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, 2022, and 2021 are included in this annual report on Form 20-F. Our annual consolidated financial statements for the years ended December 31, 2024, 2023, 2022, and 2021 have been audited by Zhonghua Certified Public Accountants LLP ("Zhonghua") in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 included in this annual report have been restated (the "Restatement"). The Restatement reflects the following developments and determinations:

On January 16, 2025, the Judicial Committee of the Privy Council of the United Kingdom (the "Privy Council") ruled that the slate of nominees proposed by certain of Sinovac Antigua's shareholders, including 1Globe Capital LLC ("1Globe"), The Chiang Li Family, OrbiMed Advisors LLC and OrbiMed Capital LLC (together "OrbiMed"), and certain additional shareholders (collectively, the "Shareholder Group") at the 2017 annual general meeting of shareholders was the rightfully elected board of directors of Sinovac Antigua. The Privy Council also ruled that Sinovac Antigua's shareholder rights agreement (the "Rights Agreement") is invalid. The ruling took effect upon the issuance of the court order dated February 5, 2025, and the related injunction ceased as a result.

As a consequence of that ruling, on April 15, 2025, Grant Thornton Zhitong Certified Public Accountants LLP ("Grant Thornton") resigned as our independent registered public accounting firm. On the same date, Grant Thornton notified us that its previously issued audit opinions on our consolidated financial statements and internal controls over financial reporting for the fiscal years ended December 31, 2023, 2022, and 2021 should no longer be relied upon. On December 31, 2025, we appointed Zhonghua to perform integrated audits of our financial statements for the fiscal years ended December 31, 2025 and 2024, and financial statement audits for the years ended December 31, 2023, 2022, and 2021.

Following the ruling issued by the Privy Council in January 2025, we have determined that our common shares and preferred shares require retrospective adjustment, and that the previously issued consolidated financial statements for fiscal years 2021 through 2023 must be restated.

Accordingly, our previously issued consolidated financial statements (and the related audit opinions) included in the following filings should not be relied upon: (i) the 2021 20-F filed with the SEC on April 29, 2022; (ii) the 2022 20-F filed with the SEC on May 1, 2023; and (iii) the 2023 20-F filed with the SEC on April 29, 2024. For more information on the effects of the Restatement, see Note 2 to the consolidated financial statements included in this annual report.

We have not amended, and do not intend to amend, the 2023 20-F, the 2022 20-F, or the 2021 20-F. The financial information included in reports previously filed or furnished by us in 2023, 2022, and 2021 is superseded by the applicable information in this annual report. Investors and other readers should rely only on the financial information and other related disclosures regarding the years ended December 31, 2023, 2022, and 2021 contained in this annual report and in any future filings with the SEC, as applicable, and should not rely on any previously issued or filed reports, press releases, presentations, or similar communications relating to those reporting periods.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our Chinese Mainland Subsidiaries. Our operations in the Chinese mainland are governed by the PRC laws and regulations. We believe that our Chinese Mainland Subsidiaries have received all the material licenses, permissions and approvals from the PRC authorities as are necessary for their material business operations in the Chinese mainland, and none of such permissions or approvals have been denied. Apart from the permits and licenses above, we are subject to extensive, costly and rigorous regulations by governmental authorities in the PRC and in other countries and we may not be able to maintain or obtain applicable regulatory approvals. See "—D. Risk Factors—Risks Related to Government Regulation—We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals."

We face various legal and operational risks and uncertainties associated with having a portion of our operations in the Chinese mainland and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in the Chinese mainland-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses or access foreign investments. These risks could result in a material adverse change in our operations and the value of Sinovac Antigua's common shares, significantly limit or completely hinder our ability to conduct business, accept foreign investments, offer or continue to offer securities to investors, continue to be listed on a U.S. or other foreign exchange, or cause the value of such securities to significantly decline or become worthless. For more detailed information, see "—D. Risk Factors—Risks Related to Doing Business in China—There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares."

If we and our Chinese Mainland Subsidiaries (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain such permissions or approvals in the future according to applicable laws, regulations or interpretations change, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and our Chinese Mainland Subsidiaries may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

In recent years, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and stipulated new regulations and rules in this regard, the interpretation and implementation of which remains uncertain. For example, the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies require that domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the China Securities Regulatory Commission ("CSRC"). Therefore, our future issuance or listing may be subject to filing procedure of CSRC and we are also required to report certain material events to CSRC. For more detailed information, see "—D. Risk Factors—Risks Related to Doing Business in China— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all."

The Cybersecurity Review Measures and the Standard Contract for Cross-Border Transfer of Personal Information (the "Standard Contract Measures") exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. See "—D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business" for additional details.

In connection with our prior securities offerings and overseas listings, as of the date of this annual report, we are not aware of any PRC laws or regulations which explicitly require our Chinese Mainland Subsidiaries or us to obtain any permission from CSRC or other PRC authorities under PRC laws and regulations in effect, and we and our Chinese Mainland Subsidiaries (i) have not been required to obtain any permission from or complete any filing with any PRC authority for our prior securities offerings and overseas listings, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, there are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we and our Chinese Mainland Subsidiaries (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) are required to obtain such permissions or approvals in the future according to applicable laws, regulations or interpretations change, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see "—D. Risk Factors—Risks Related to Doing Business in China—We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all." and "—D. Risk Factors—Risks Related to Doing Business in China—There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares."

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the "HFCAA") if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (the "PCAOB") because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See "D. Risk Factors—Risks Related to Doing Business in China—Our common shares will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment."

Cash and Asset Flows Through Our Organization

Sinovac Antigua is a holding company, and it relies in part on dividends paid by its subsidiaries for its cash needs, including its operating expenses and additional investment opportunities. The payment of dividends from our Chinese Mainland Subsidiaries is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Each of our Chinese Mainland Subsidiaries is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years' losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our Chinese Mainland Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if our Chinese Mainland Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our Chinese Mainland Subsidiaries, as the case may be, to pay dividends or make other distributions to Sinovac Antigua.

The ability of our Chinese Mainland Subsidiaries to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. See "—Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our Chinese Mainland Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory, regulatory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met." and "Item 10. Additional Information — D. Exchange Controls."

Under PRC laws, Sinovac Antigua may fund our Chinese Mainland Subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2024, 2023, 2022 and 2021, no assets other than cash were transferred through our organization. Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2024. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2021, 2022, 2023 and 2024. In April 2025, the board of directors of Sinovac Antigua decided to declare a special cash dividend of $55.00 per common share (the "2025 Dividend") to valid holders of Sinovac Antigua's common shares as of the close of business on May 23, 2025. The 2025 Dividend is funded from available cash resources of Sinovac Antigua and its subsidiaries, including prior distributions from Sinovac LS and other operating subsidiaries of Sinovac Antigua to Sinovac Hong Kong. The 2025 Dividend is intended to provide Sinovac Antigua's shareholders with their appropriate share of these prior distributions from Sinovac Antigua's subsidiaries. In connection therewith, 11,800,000 common shares (the "2018 PIPE Shares") were purportedly issued pursuant to the Securities Purchase Agreement dated July 2, 2018 (the "2018 SPA"). An amount equal to the aggregate cash that would otherwise be payable under the 2025 Dividend in respect of the 2018 PIPE Shares has been set aside and is retained in an escrow account of Sinovac Antigua, pending the final resolution of the ongoing litigation and arbitration proceedings with respect to the PIPE shares in Antigua and Hong Kong.

In 2024, $1,155.2 million in dividend were declared by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders, of which $947.0 million in dividend were paid in 2024, and $213.0 million were deferred dividend payment by Sinovac LS to its minority shareholders which were paid in 2025. $1,726.6 million in dividend were declared, of which $655.5 million in dividend were paid by such subsidiaries to Sinovac Hong Kong and Sinovac Beijing Holding in 2024, and $1,080.4 million were deferred dividend payment by Sinovac LS to Sinovac Beijing Holding which were paid in 2025.

In 2025, $20.3 million in dividend were declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders. $54.3 million in dividend were declared and paid by such subsidiaries to Sinovac Beijing Holding in 2025. Additionally, $3,958.2 million in dividend were paid by Sinovac Hong Kong to Sinovac Antigua in June 2025, and $3,300.3 million in dividend were paid by Sinovac Antigua to its shareholders in 2025, and $657.9 million were deferred dividend payment to Sinovac Antigua's shareholders.

In 2026, $88.0 million in dividend were declared by Sinovac Beijing, and Sinovac Dalian, of which $24.4 million were declared to their respective minority shareholders, and $63.6 million in dividend were declared by such subsidiaries to Sinovac Beijing Holding.

Corporate Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and subsidiaries representative of our major business, as of the date of this report.

Sinovac Antigua holds 100% equity interest in Sinovac Biotech (Hong Kong) Limited, its subsidiary incorporated in Hong Kong. Sinovac Hong Kong holds 100% equity interest in Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore"), its subsidiary established in Singapore, and 100% equity interest in Sinovac Holding Group Co., Ltd., its subsidiary established in the PRC. Sinovac Holding Group Co., Ltd. holds 100% equity interest in Sinovac Biomed Co., Ltd., its subsidiary established in the PRC, 73.09% of equity interests in Sinovac Biotech Co., Ltd., its subsidiary established in the PRC, 59.24% of the equity interests in Sinovac Life Sciences Co., Ltd. (formerly known as Sinovac Research & Development Co., Ltd.), its subsidiary established in the PRC, and 68.00% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., its subsidiary established in the PRC, 100% equity interest in Sinovac Business Services (Dalian) Co., Ltd., its subsidiary established in the PRC.

* Dalian Jin Gang Group Co., Ltd. owns the remaining 32.00% equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd.

** Shandong Sinobioway Biomedicine Co., Ltd. ("Shandong Sinobioway Biomedicine") owns the remaining 26.91% equity interest in Sinovac Biotech Co., Ltd.

*** Affiliates of Sino Biopharmaceutical Limited, Keding Investment (Hong Kong) Limited, a company controlled by Mr. Weidong Yin, Vivo Capital Fund IX, L.P. and Prime Success, L.P. ("Prime Success, L.P." or "Prime Success") own 15.38%, 12.69%, 6.345% and 6.345%, respectively, of the remaining equity interest in Sinovac LS, former name of which was Sinovac Research & Development Co., Ltd.

**** The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Investing in our company may involve significant risks. Sinovac Antigua is not an operating company in the Chinese mainland, but an Antiguan holding company incorporated under the laws of Antigua and Barbuda with operations conducted by its subsidiaries operating in the Chinese mainland and other jurisdictions. Investors in Sinovac Antigua's common shares are purchasing equity securities of an Antiguan holding company rather than the equity securities issued by its operating subsidiaries.

The following summarizes some, but not all, of the risks provided below. All the operational risks associated with being based in and having operations in the Chinese mainland also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and the discretion of the PRC governmental authorities discussed in this annual report are expected to apply to entities and businesses in the Chinese mainland, rather than entities or businesses in Hong Kong or Macau which operate under a different set of laws from the Chinese mainland. Please carefully consider all of the information discussed in this Item D. "Risk Factors" in this annual report for a more thorough description of these and other risks.

Risks Related to Our Company

•
Our business performance relies on our ability to react to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.
•
Although we were profitable in 2021 and 2024, we incurred a loss in 2022 and 2023 and may incur losses again in the future.
•
As required by the PRC laws, our Chinese Mainland Subsidiaries sell vaccines in the Chinese mainland through CDCs which are PRC government agencies. This exposes us to risks relating to doing business with the government.
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
•
We could face risks and uncertainties related to our efforts to develop new products, as well as challenges related to their manufacturing, supply and distribution.
•
Our financial prospects depend on the success of our clinical-stage and pre-clinical stage product pipeline.

Risks Related to Government Regulation

•
We may not be able to comply with applicable Good Manufacturing Practice ("GMP") standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.
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

Risks Related to Doing Business in China

•
Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
•
Litigation and negative publicity surrounding companies with significant operations in China listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our common shares and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
•
There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares.
•
We rely on dividends paid by our Chinese Mainland Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory, regulatory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

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
•
maintain strong research and development ("R&D") capabilities;
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
•
price our products competitively;
•
comply with the guidelines of GMP and other related regulations; and
•
thoroughly understand the frequently developing regulatory guidelines and regulations on vaccine products and comply with the regulations and guidelines accordingly.

Although we were profitable in 2021 and 2024, we incurred a loss in 2022 and 2023, and may incur losses again in the future.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We recorded a profit in 2021 and 2024, and incurred a loss in 2022 and 2023 caused primarily by a reduction in certain vaccine products revenue and the continuing increase of resources allocated to research and development. None of the research and development expenses incurred were capitalized in our financial statements. We intend to continue to invest in research and development to sustain our long-term growth. We expect our research and development expenses to fluctuate depending on the progress we make on each project, with relatively more spending on clinical studies than preclinical studies. We expect that our spending on research and development will have a negative impact on our future net earnings. As a result, we may continue to incur losses in the future, which will have an adverse impact on our working capital, total assets, shareholders' equity and cash flow.

As required by the PRC laws, our Chinese Mainland Subsidiaries sell vaccines in China through CDCs which are PRC government agencies. This exposes us to risks relating to doing business with the government.

As required by the PRC laws, our Chinese Mainland Subsidiaries sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand and ability to pay for our products may be affected by government budgetary cycles, shifting availability of public funds and changes in policy. Funding reductions, delays in payment or unilateral demands for changes to the terms of our Chinese Mainland Subsidiaries' contracts by their government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues and make it difficult for us to allocate resources or anticipate demand for our products. More importantly, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes or delays to or cancellations of purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if CDC or other relevant government agencies were to be consolidated with another ministry. In addition, when our vaccines are sold in other countries or regions other than China, regulatory approvals from the relevant governmental authorities of the target markets are to be obtained. Any of the above mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales and gross margin guidance or estimates, which could adversely affect Sinovac Antigua's share price and result in substantial losses. In addition, many of the remedies that are available to us when dealing with private parties, such as making claims for breach of contract or taking other legal actions, may not be available or practicable in our dealings with government agencies.

We currently have limited revenue sources. A reduction in revenues from sales of our COVID-19 vaccine and other major vaccine products caused our revenues to decline significantly in the past and could materially harm our business in the future.

We generate all of our revenues from sales of our vaccine products. We derived a substantial percentage of our revenues from COVID-19 vaccine, CoronaVac, in 2022. We suspended production of CoronaVac in 2023 as the demand of COVID-19 vaccines decreased significantly throughout the world. As a result, our total sales in 2023 decreased to $470.2 million from $1.5 billion in 2022, mainly because we only generated a minimal revenue from COVID-19 sales in 2023. Our total sales in 2024 decreased to $361.4 million, mainly due to the decrease in influenza vaccine revenue as both unit selling price and sales volume decreased resulting from price reduction initiated by other competitors. Due to the relative lack of product diversification, an investment in our company may be subject to a greater risk than investments in companies that offer a wide variety of products or services.

We expect our key products, which will likely shift over time, to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products are critical to our success and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users' dissatisfaction with the quality of our products, could materially and adversely affect our financial condition and results of operations.

We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We manufacture vaccines that are injected into healthy people to protect against infectious illnesses. If our products do not function as anticipated, whether as a result of flaws in our design, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated supplies, they could harm the vaccines and, as a result, subject us to product liability lawsuits. Claims against us also could be based on failure to immunize as anticipated. Any product liability claim brought against us, with or without merit, could have a material adverse effect on us. Meritless and unsuccessful product liability claims can be time-consuming and expensive to defend and could result in the diversion of management's attention from managing our core business or result in associated negative publicity.

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

In addition, while we procured liability insurance for the clinical trials which we conduct outside of the Chinese mainland, we did not procure liability insurance for each of our clinical trials which we have completed in the Chinese mainland and we do not have or plan to procure clinical trial liability insurance for our clinical trials in the Chinese mainland in the future to mitigate any unsuccessful clinical trial expenses or product liability claims arising therefrom for all our vaccine products. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

The extent of the impact of a recurring COVID-19 pandemic, or other public health emergencies, on our business will depend on future developments, which remains highly uncertain and difficult to predict, including the duration, severity and sustained geographic spread of the pandemic, additional waves of increased infections, the virulence and spread of different strains of the virus, and the extent to which associated prevention, containment, remediation and treatment efforts, including global vaccination programs and vaccine acceptance, are successful. Additionally, to the extent the COVID-19 pandemic or other outbreaks, epidemics, pandemics or public health crises adversely affects our business, results of operations or financial condition, it may heighten other risks described in this "Risk Factors" section.

We could face risks and uncertainties related to our efforts to develop new products, as well as challenges related to their manufacturing, supply and distribution.

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

We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new products and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

Technology is a key competing factor in the biopharmaceutical industry. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. We have made substantial investments to develop new products and technologies. For the years ended 2024, 2023 and 2022, our research and development expenses amounted to $270.7 million, $350.2 million and $478.7 million, respectively, representing 74.9%, 74.5% and 32.5% of our revenues for the respective years. We expect to incur substantial and potentially increasing research and development expenses in developing new products and technologies and to dedicate substantial resources to improving our vaccine research and development technology platform. If we do not spend our development budget efficiently or effectively on innovative and commercially successful technologies, we may not realize the expected benefits from our investments.

In addition, we are exploring and will continue to explore new technologies for vaccine development, such as mRNA vaccines and antibody development. These new initiatives may carry a high degree of risk, as each involves unproven business strategies and technologies with which we have limited or no prior development or operating experience. Our personnel have insufficient experience in the aforementioned technology areas, and therefore the related research and development efforts may face the risk of failure. Because such products and technologies are at the frontier, they will likely involve claims and liabilities (including, but not limited to, personal injury claims and claims arising from adverse vaccine reactions), expenses, regulatory challenges and other risks, some of which we do not currently anticipate. There can be no assurance that customer or market demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and technologies developed by others will render our products noncompetitive or obsolete. Furthermore, our development efforts with respect to new products and technologies could distract management from current operations, and will divert capital and other resources from our more established products and technologies. Even if we are successful in developing new products or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results and prospects may be materially and adversely affected.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of Sinovac Antigua's common shares.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company's internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our internal control over financial reporting.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management's identification of material weaknesses. Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which concludes that our internal control over financial reporting was not effective as of December 31, 2024. See "Item 15. Controls and Procedures."

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

We are in the process of implementing measures to remedy the material weaknesses. We cannot assure you that we will be able to resolve these material weaknesses in internal control over financial reporting in a timely and effective manner or that any material weakness or deficiency in our internal control over financial reporting will not be identified in the future. We may not always be able to maintain effective internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of Sinovac Antigua's common shares, inhibiting our ability to raise sufficient capital on favorable terms. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The technologies applied by our competitors and us are rapidly evolving and new developments frequently result in price competition and product obsolescence. In addition, we may be impacted by competition from generic forms of our products, substitute products or imports of products from lower-priced markets. For a detailed description of our competitors, please see "Item 4. Information on the Company — B. Business Overview — Competition."

We may not be able to maintain market share in China with our commercialized vaccines, which could adversely affect our ability to increase our revenues.

According to the PRC National Medical Products Administration ("NMPA", formerly known as the PRC State Food and Drug Administration), there are approximately 50 vaccine manufacturers in China. Many of our commercialized vaccine products are also marketed by other vaccine companies in China, of which we believe approximately 18 are our direct competitors for our products. We believe we are market leaders for certain products in China. We also compete internationally against multi-national corporations for market shares of certain vaccine products. Our revenue could be adversely impacted if we are unable to maintain our supplied quantity and market share.

Declining birth rates and intensified price competition in the private market may adversely affect the Company's revenue and profitability

In recent years, the number of births in China has declined. According to data from the National Bureau of Statistics, the number of births nationwide in 2025 was 7.92 million, compared with 9.54 million in 2024, and the birth rate was 5.63‰. As most of the Company's products are pediatric vaccines and a significant portion are sold in the private market, the decline in newborns has reduced the size of the addressable market and intensified competition among market participants.

In a contracting market environment, competition may increasingly focus on pricing. Our Chinese Mainland Subsidiaries may face challenges in maintaining market share for certain vaccines. At the same time, maintaining or expanding market share may require more competitive pricing, which could adversely affect our revenue and gross profit margin. For example, in 2024, the prices of our influenza, varicella vaccines declined in the private markets, and continued pricing pressure may further affect the Company's margins.

Government procurement mechanisms and pricing pressure in the public market may adversely affect the Company's revenue and profitability.

Polio vaccine has been included in the national expanded program of immunization ("EPI") since 1978. Since the launch of our Sabin inactivated poliovirus vaccine (sIPV) in China in 2021, its EPI tender share increased from 10% in 2022 to approximately 20% in 2025. However, under the bidding rules, as a new product is launched, our Chinese Mainland Subsidiaries lack the advantage in prior usage experience, and cannot gain market shares through higher pricing. In addition, with the potential entry of new competitor (Minhai Biotechnology) into the market, our current market share may face downward pressure. Government-imposed price caps may also constrain the revenue and profitability of this product.

Hepatitis A vaccines have been included in the EPI in China since 2007. The PRC government purchases hepatitis A vaccines for each 18-month-old child. Although the hepatitis A vaccines have been included in the EPI, most provincial and municipal governments are not able to afford the two shots of inactivated hepatitis A vaccines due to insufficient financial support, which constrains the purchase of inactivated hepatitis A vaccines in government-funded markets. Most provincial and municipal governments prefer to purchase lower-priced live attenuated hepatitis A vaccines; however, some economically developed provincial and municipal governments, including CDCs in nine provinces and cities such as Beijing and Tianjin have started to procure inactivated hepatitis A vaccines. Our Chinese Mainland Subsidiaries are supplying vaccines in these government-funded markets at a lower price than they do in the private market, which could adversely affect our gross margin. Our revenue could also be adversely affected if our Chinese Mainland Subsidiaries fail to maintain their market share of the government-funded markets in these cities and provinces. As our Chinese Mainland Subsidiaries are making efforts to break through into additional provincial and municipal public markets, they may be forced to lower their prices to win tenders, which will adversely affect our gross margin.

From 2007 until the end of 2025, Sinovac Beijing has been selected as one of the seasonal influenza vaccine suppliers by Beijing CDC, Zhejiang CDC, Guangdong CDC, Shandong CDC, Liaoning CDC, Hunan CDC and Ningxia CDC.

Our Chinese Mainland Subsidiaries' varicella vaccine was approved for market launch in 2020. Since 2023, it has been successfully supplied through multiple government tenders including those from Jiangsu CDC, Shandong CDC, and Zhejiang CDC. In 2024, our market share for varicella vaccine has increased slightly. However, with the launch of a new competing product (Minhai Biotechnology) in 2025, we cannot guarantee that we will continue to secure orders in the future and maintain these market shares. If the supply volume decreases, it could negatively impact our future sales revenue.

Our Chinese Mainland Subsidiaries' PPV vaccine was approved for market launch in 2020. Since 2021, it has been successfully supplied through multiple government tenders, including those from Jiangsu CDC, Beijing CDC, Guangdong CDC, Xinjiang CDC and Qinghai CDC. In 2025, due to increased competition, our PPV unit selling price declined, while market share has increased. As a result, we cannot guarantee that we will continue to secure orders in the future and maintain these market shares. If the unit selling price and the supply volume continue to decrease, it could negatively impact our future sales revenue and gross profit.

If CDCs, hospitals, CDC doctors and end users do not accept our products, we may be unable to generate significant revenue.

Even if we have obtained regulatory approvals for commercialization of our vaccines in China or in other countries or regions, they still may not gain market acceptance among CDCs, regulatory agencies, CDC doctors, end users, patients and the medical community, which would limit our ability to generate revenue and adversely affect our results of operations. CDCs, regulatory agencies and CDC doctors may not recommend products developed by us or our collaborators until clinical data or other factors demonstrate superior or comparable safety and efficacy of our products as compared to other available products. Even if the clinical safety and efficacy of our products are established, CDCs, regulatory agencies and CDC doctors may elect not to recommend these products for a variety of reasons. There are other vaccines and prevention options for the conditions that many of our products and product candidates target, such as EV-A71, hepatitis A, influenza, varicella, etc. In order to successfully launch a product, we must educate CDC doctors and end users about the relative benefits of our products. If our products are not perceived as easy and convenient to use, perceived to present a greater risk of side effects or are not perceived to be as effective as other available vaccines, CDCs, CDC doctors, parents and end users might not adopt our products. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively affected as a result of actions of shareholders or others.

Sinovac Antigua and certain of its subsidiaries, directors, and officers are involved in a number of legal proceedings across various jurisdictions, including but not limited to litigations concerning the 2018 PIPE Shares and the special shareholders' meeting held on July 8, 2025. For detailed information, see "Item 8. Financial Information — Legal and Administrative Proceedings."

We cannot predict the outcome of these proceedings or any other actions initiated by shareholders or other parties. Nor can we predict how such actions may affect Sinovac Antigua's share price, which could experience significant volatility during the pendency of each proceeding and following its resolution. The preparation and defense of these matters has caused us to incur substantial costs, and we expect such costs to continue until the litigation concludes. In addition, preparing for and managing litigation is time-consuming and may disrupt our operations and divert the attention of management and key employees from the execution of our strategic plan.

Sinovac Antigua has not been able to hold an annual meeting of shareholders since February 2018, which will delay the ability of Sinovac Antigua's shareholders to vote in an election of Sinovac Antigua's directors. Sinovac Antigua's shareholders may attempt to force Sinovac Antigua to hold a shareholders' meeting.

Although the litigation arising from our annual general meeting of shareholders held on February 6, 2018 (the "2017 AGM") has been concluded, there are ongoing litigations concerning the 2018 PIPE Shares and the special shareholders' meeting held on July 8, 2025. In addition, there is currently a restraint placed upon Sinovac Antigua from holding a shareholder meeting while the SSM Proceedings (as defined below) are pending. Sinovac Antigua has not been able to hold an annual meeting of shareholders since February 2018. Therefore, Sinovac Antigua's shareholders will not have the opportunity to vote in an election of Sinovac Antigua's directors for an indeterminate amount of time.

The interests of the minority shareholder of Sinovac Beijing, Sinovac LS and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

We are the majority shareholder of and have equity interests in Sinovac Beijing, Sinovac LS and Sinovac Dalian. If our interests diverge from those of our minority shareholders, they may exercise their rights under the relevant articles of association, shareholder's agreement or joint venture contracts of each of such subsidiaries and the relevant PRC laws to protect their own interests, which may substantially differ from ours. As a result, our ability to manage these subsidiaries as well as their own subsidiaries and affiliates may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

Sinovac Beijing is a Sino-foreign equity joint venture in which we own a 73.09% equity interest. In 2018, Mr. Aihua Pan, the representative of Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd. ("Sinobioway Medicine"), the former minority shareholder of Sinovac Beijing, took a series of disruptive actions against Sinovac Beijing, including purporting to terminate the employment of senior managers without board approval, forcibly entering Sinovac Beijing's corporate offices and cutting power to production facilities, which resulted in the destruction of affected products and bacterial seeds, the temporary suspension of production, and the postponement of an NMPA inspection necessary for 23-valent PPV production approval. In September 2020, the Beijing Fourth International People's Court held Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders' fiduciary duty and awarded Sinovac Beijing losses of RMB15.4 million, which was upheld on appeal by the Higher People's Court of Beijing Municipality in October 2022, which further ruled that Shandong Sinobioway Biomedicine, as the sole shareholder of Sinobioway Medicine, is jointly and severally liable for all relevant obligations of Sinobioway Medicine. In addition, Sinobioway Medicine filed complaints seeking to dissolve and liquidate Sinovac Beijing and claiming that Sinovac LS infringed the legitimate rights of Sinovac Beijing in connection with the research and development of CoronaVac, both of which were subsequently voluntarily withdrawn. In July 2023, following a settlement under the supervision of Zhangdian District Court, Shandong Sinobioway Biomedicine replaced Sinobioway Medicine as the minority shareholder of Sinovac Beijing, and the legal representative and chairman of the board of directors of Sinovac Beijing was changed from Mr. Aihua Pan to Mr. Weidong Yin. These and other actions taken by the former minority shareholder of Sinovac Beijing and its representatives may materially and adversely affect our business, financial condition and results of operations. We cannot assure that Shandong Sinobioway Biomedicine, the current minority shareholder of Sinovac Beijing, will be cooperative in handling matters related to the operations of Sinovac Beijing in the future.

As of the date of this annual report, Dalian Jin Gang Group, the minority shareholder of Sinovac Dalian, has been cooperating with us with respect to the business of Sinovac Dalian, and the minority shareholders of Sinovac LS have been aligned with us with respect to the business of Sinovac LS. We cannot assure, however, that these minority shareholders will continue to act in a cooperative manner in the future.

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

The rate of completion of our clinical trials significantly depends on the rate of enrollment of volunteers. Patients' enrollment is a function of many factors, including:

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

We may have difficulty in obtaining sufficient volunteer subjects' enrollment or finding qualified investigators to conduct the clinical trials as planned and we may need to expend substantial funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of development of a product for a particular indication.

A setback in any of our clinical trials could adversely affect Sinovac Antigua's share price.

Clinical trials are an important part of vaccine research before any vaccine is approved for commercial use in humans. Setbacks in any phase of the clinical trials of our product candidates could have a material adverse effect on our business and prospects and financial results and would likely cause a decline in the price of Sinovac Antigua's common shares. We may not achieve our projected development goals in the time frames we announce and expect. If we fail to achieve one or more milestones as contemplated, the market price of Sinovac Antigua's common shares could decline.

We set goals for, and make public statements regarding, our anticipated timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials or make regulatory submissions or receive regulatory approvals as planned. Also, we may not be able to adhere to our anticipated schedule for the launch of any of our products. If we fail to achieve one or more milestones as contemplated, the market price of Sinovac Antigua's common shares could decline.

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

In addition, if we fail to secure reliable supply sources for certain raw materials used in our operations, our business could be materially harmed. For example, we source hepatitis B antigens exclusively from Beijing Institute of Biological Products Co., Ltd. ("Beijing Biological") for the production of Bilive. We and Beijing Biological have entered into a ten-year exclusive supply framework agreement, which expires in June 2034, following which the parties have agreed to negotiate annual hepatitis B antigen supply agreements. There can be no assurance that, Beijing Biological will agree to renew or extend the supply arrangement upon expiration of the current agreement.

Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year.

The seasonality in our business is expected to result in significant quarterly fluctuations in our operating results. For example, the influenza season generally runs from November through March of the next year and the largest percentage of influenza vaccinations is administered between September and November of each year. As a result, we expect to realize most of our annual revenues from influenza vaccines during this period.

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

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to further expand the production facility for our pipeline products, to continue the development and commercialization of our product candidates and to fund other corporate purposes. As of December 31, 2024, we had approximately $602.2 million in cash and cash equivalents and restricted cash. We may undertake significant future financings in order to:

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

In the past, we funded most of our research and development and other expenditures through government grants, working capital, bank loans and proceeds from private placements and public offerings of Sinovac Antigua's common shares. We may raise additional funds in the future because our current operating and capital resources may be insufficient to meet future requirements.

Sinovac Antigua is authorized to issue 100,000,000 common shares, 71,860,702 of which are issued and outstanding as of the date of this annual report. To increase the number of authorized common shares, we must amend Sinovac Antigua's Articles of Incorporation and By-laws, which requires (i) the majority of common shares be present for a quorum, and (ii) affirmative vote of two thirds of common shares present and voting at the general meeting. We cannot assure that Sinovac Antigua will be able to collect sufficient affirmative votes to amend its Articles of Incorporation and By-laws. If we fail to increase the number of authorized commons shares of Sinovac Antigua, we will lack common shares for future issuance of equity securities.

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

If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of Sinovac Antigua's common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, our Chinese Mainland Subsidiaries have received different types of grants from the PRC government to finance their research and development and facility investment of their vaccine products. They may not receive additional grants in the future.

As described above, the actions of the Shareholder Group leading up to and at the 2017 AGM resulted in uncertainties as to the future direction of our company and the composition of Sinovac Antigua's board of directors. As a result of these uncertainties, we do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and earn revenues could be delayed and competitors could develop products sooner than we do. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Sinovac Antigua could issue additional common shares or preferred shares with the effect of diluting existing shareholders and impairing their voting and other rights.

Sinovac Antigua's Articles of Incorporation authorize the issuance of up to 100,000,000 common shares and 50,000,000 preferred shares with designations, rights, privileges, restrictions and conditions as may be determined from time to time by Sinovac Antigua's board of directors.

Sinovac Antigua's board is empowered, without shareholder approval, to issue additional common shares or preferred shares with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, Sinovac Antigua's existing shareholders. The issuance of such additional common shares or preferred shares, could be used as a method of discouraging, delaying or preventing a change in control.

The disputes with respect to the PIPE shares could have a material adverse effect on the results of our operations and our financial condition .

On July 2, 2018, we entered into the 2018 SPA with Vivo Capital, LLC ("Vivo Capital") and Prime Success (collectively, the "PIPE Investors"). Pursuant to the 2018 SPA, Sinovac Antigua issued the 2018 PIPE Shares to the PIPE Investors, whereby we received gross proceeds of $86.73 million. Currently, various arbitration and litigation proceedings relating to the validity of the 2018 PIPE Shares and associated rights are pending before the Hong Kong International Arbitration Centre (HKIAC) and the Antigua High Court, respectively. In the Hong Kong arbitration, Vivo Capital and its subsequent assignees Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P., and Vivo Capital Fund IX, L.P. (collectively, "Vivo Entities") seek declarations that the 2018 SPA remains in full force and effect and asserts its rights thereunder; in the Antigua proceedings, the PIPE Claimants (as defined below) seek declarations that the 2018 SPA and related agreements are invalid, the setting aside of the 2018 PIPE Shares, and have obtained an injunction freezing the disputed shares and restraining the PIPE Defendants from voting them. All of the foregoing proceedings remain ongoing, and no final determinations have been made. For detailed information, see "Item 8. Financial Information — Legal and Administrative Proceedings — Arbitration and Litigation with respect to the PIPE Shares."

We cannot predict the outcome of the ongoing arbitration and litigation proceedings. Preparing for the arbitration, litigation or any other related matters could cause us to incur significant costs. Releasing the PIPE Shares from issued common shares is contingent on an outcome from the above legal proceeding. In addition, preparing for arbitration or litigation is time-consuming and may disrupt our operations and divert the attention of management and our employees from executing our strategic plan.

If our Chinese Mainland Subsidiaries are unable to attract, train, retain and motivate their third-party marketing agents in the Chinese mainland, sales of their products may be materially and adversely affected.

In the Chinese mainland, our Chinese Mainland Subsidiaries rely on third-party marketing agents, who are dispersed across the country, to market their products to CDCs and other healthcare institutions. We believe that our future success in the Chinese market will depend on the dedication, efforts and performance of our third-party marketing agents. There are only limited numbers of competent and qualified marketing agents in the China vaccine industry. The Chinese Mainland Subsidiaries' competitors may provide compensation or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing their products. If our Chinese Mainland Subsidiaries are unable to attract, train, retain and motivate their marketing agents, sales of their products in the Chinese market may be materially and adversely affected.

Anti-corruption measures taken by the PRC government to correct corruptive practices in the vaccine industry could adversely affect our sales and reputation.

The PRC government has taken anti-corruption measures to correct corrupt practices. In the vaccine industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the officials of CDCs in connection with recommendation of a certain vaccine. Our Chinese Mainland Subsidiaries do not control the business activities of their third-party marketing agents, who might engage in corrupt practices to promote their products, which may be unknown to them. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party marketing agents, these policies may not be completely effective. If any individual of our Chinese Mainland Subsidiaries' sales staff or any of their third-party marketing agents engages in corrupt practices and the PRC government takes enforcement action, their own practices and the market agents' practices may be checked or investigated. If this occurs, their sales and reputation may be materially and adversely affected.

Some of the predecessor shareholders of Sinovac Beijing were enterprises owning state-owned assets ("EOSAs"). Their failures to comply with PRC legal requirements in asset or share transfers could, under certain circumstances, result in such transfers being invalidated by government authorities. If this occurs, we could lose our ownership of intellectual property rights that are vital to our business as well as our equity ownership in Sinovac Beijing.

Sinovac Beijing is currently owned 73.09% by us and 26.91% by Shandong Sinobioway Biomedicine. The technologies related to our hepatitis A vaccine, hepatitis A and B vaccine and influenza vaccine that are vital to our business were directly or indirectly transferred to us by Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"). Some of the predecessor shareholders of Sinovac Beijing, including Shenzhen Kexing Biological Engineering Ltd. ("Shenzhen Kexing"), Sinobioway Medicine, Tangshan Medicine Biotech Co., Ltd., Tangshan Yikang Biotech Co., Ltd. and Tangshan Yian, were EOSAs. Under applicable PRC laws, when EOSAs sell, transfer or assign assets or equity investments in their possession or under their control to third parties, they are required to obtain an independent appraisal of the transferred assets or shares and file such appraisal with or obtain approval of such appraisal from PRC government authorities. Since 2004, EOSAs have also been required to make such assets or equity transfers at government-designated marketplaces. Certain of our acquisitions of intellectual property rights and equity interests were subject to these requirements.

Tangshan Yian failed to file with the government authorities the appraisal of the hepatitis A vaccine technology that it transferred to Sinovac Beijing in 2001 as its capital contribution to Sinovac Beijing. Under PRC laws, Tangshan Yian also failed to:

•
obtain the appraisal of the hepatitis A and B vaccine technology that it transferred for no consideration to Beijing Keding Investment Co., Ltd. ("Beijing Keding") in 2002 (Beijing Keding subsequently transferred the technology to Sinovac Beijing as Beijing Keding's capital contribution to Sinovac Beijing) and to file such appraisal with the government authorities; and
•
obtain the appraisal of the influenza vaccine technology that it transferred to Sinovac Beijing in 2004 and to file such appraisal with the government authorities.

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

Certain provisions of Sinovac Antigua's By-laws may discourage a change of control.

Some provisions of Sinovac Antigua's By-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize Sinovac Antigua's board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by Sinovac Antigua's shareholders.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.

We had 2,419 full-time employees as of December 31, 2024 and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede the key decision making on strategic choices and operational issues, which in turn will harm our business achievement. We do not have any key man life insurance policies. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. These employment agreements do not, however, guarantee that we will be able to retain the services of all our executive officers in the future.

In addition, recruiting and retaining additional qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in the Chinese mainland is intense and turnover rates are high. There is a shortage of employees in the Chinese mainland with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. As a result, we may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

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

In new markets, we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. For example, certain markets outside of the Chinese mainland are highly competitive and are government procurement oriented with lower procurement price. In order to secure government procurement in such markets, we may need to lower our vaccines' selling price, even lower than our cost, resulting in decreased gross margin in those markets to a certain extent. If our expansion efforts in existing and new internal markets are unsuccessful, our growth strategy and prospects would be materially and adversely affected.

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

Our growth strategy may involve the acquisition of new production lines, technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions and strategic alliances could require that our management develop expertise in new areas or new geographies, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management's attention and resources could have a material adverse effect on our ability to manage our business. We may experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

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

The U.S. Department of the Treasury's Office of Foreign Assets Control administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions ("U.S. Economic Sanctions Laws"). We will not use any proceeds, directly or indirectly, from sales of Sinovac Antigua's common shares, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business.

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

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes that could impair our financial results. In December 2021, the Organization for Economic Co-operation and Development ("OECD") released model rules introducing a 15% global minimum tax rate for large multinational enterprises ("Pillar Two"). Large multinational enterprises within the scope of the rules are required to calculate their Pillar Two effective tax rate for each jurisdiction where they operate and are liable to pay a top-up tax for the difference between their Pillar Two effective tax rate per jurisdiction and the 15% minimum tax rate. Subsequently, multiple sets of administrative guidance have been issued. As of the date of this annual report, various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two model rules beginning in 2024 or 2025 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We have started and will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. As the rules are still evolving, there might be changes and uncertainties regarding the interpretation of the rules and implementation details, and there is no guarantee that these changes will not affect our financial results.

There is a significant risk that we may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Sinovac Antigua's common shares.

Based on our estimates of the fair market value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for our taxable year ended December 31, 2024, although this belief is subject to significant uncertainties in several respects. As a result, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2024 and we may be a PFIC for any taxable year. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is "passive income" (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code")) or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of Sinovac Antigua's common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in Sinovac Antigua's common shares, we are unable to reference the actual market prices of Sinovac Antigua's common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our book value and price-to-book ratio, and a comparison of the price-to-book ratio of certain other companies in industries similar to ours. We cannot provide any assurances that the fair market value of our assets, including the value of our unbooked goodwill, is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. If the fair market value of our assets, including the value of our unbooked goodwill, is substantially lower than our estimate, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2024 and may be a PFIC for any taxable year. This uncertainty will continue so long as trading in Sinovac Antigua's common shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Item 10.

Additional Information — E. Taxation — United States Federal Income Taxation") holds Sinovac Antigua's common shares, additional reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see "Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company."

If we were deemed to be an investment company under the U.S. Investment Company Act of 1940, as amended (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

Notwithstanding Sections 3(a)(1)(A) and (C) of the 1940 Act, we are a research and development company and intend to conduct our operations in compliance with the safe harbor requirements of Rule 3a-8 of the 1940 Act, such that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Negative publicity regarding vaccinations in China may lead to lower demand for vaccination, which could in turn negatively affect our business, financial condition and results of operations.

In December 2013, it was reported that several infants died shortly after receiving inoculations of hepatitis B vaccine produced by a domestic company in China. NMPA and National Health and Family Planning Commission have determined that the inoculated hepatitis B vaccines comply with the applicable regulatory standards. In March 2016, media reported on improperly stored vaccines illegally sold in Shandong province and all across China. The illegal distribution started in 2010 and two suspects were detained by police in 2015. Although experts from the World Health Organization ("WHO") have confidence in China's vaccine industry and publicly clarified their position several times since news of this scandal broke, public concerns remain. In July 2018, Changchun Changsheng Life Science Co., Ltd. was found by the government to have falsified production records. Although the government has determined to levy a $1.3 billion fine on this company, such negative publicity has led to lower demand for vaccination in China in 2018, which has in turn negatively affected the whole vaccine industry.

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

Trading of Sinovac Antigua's common shares on NASDAQ has been halted since February 22, 2019.

In March 2016, Sinovac Antigua adopted the Rights Agreement. On February 22, 2019, approximately 27.8 million common shares and approximately 14.6 million series B preferred shares (collectively, the "Exchange Shares") were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of certain shareholders of Sinovac Antigua. In connection with the Exchange and the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, NASDAQ implemented a halt in trading in Sinovac Antigua's common shares in order to facilitate the orderly distribution of the Exchange Shares. On January 16, 2025, the Privy Council ruled that the Rights Agreement is invalid. Sinovac Antigua has cancelled the Exchange Shares and dissolved the Shareholder 2019 Rights Exchange Trust. There can be no assurance when or if this halt will be lifted. NASDAQ has continued listing standards that we must maintain on an ongoing basis in order to continue the listing of Sinovac Antigua's common shares. If NASDAQ determines that we fail to meet these continued listing requirements, Sinovac Antigua's common shares may be subject to delisting.

If Sinovac Antigua's common shares are delisted and we are not able to list Sinovac Antigua's common shares on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, Sinovac Antigua's shareholders could face significant material adverse consequences, including limited availability of market quotations for Sinovac Antigua's securities and reduced liquidity for the trading of Sinovac Antigua's securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

Risks Related to Government Regulation

We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, document management, production management, quality control and assurance and product distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. Our Chinese Mainland Subsidiaries had been required to comply with the new GMP standards implemented by NMPA since March 1, 2011 and all vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline were forced to suspend production.

We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future.

The hepatitis A vaccine, varicella vaccine and sIPV are all prequalified by the WHO. After that, the GMP on-site re-inspection may happen in an approximately interval. If the inspection showed that the GMP was not in compliance, we would not be eligible to supply the vaccines to United Nations agencies. Additionally, if our GMP implementation did not comply with the local requirements during the overseas registration process, it would lead to the inability to proceed with the registration in that country and access the market, and the overseas income may be adversely impacted.

In addition, in light of the incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China in 2016, the government has changed policies and regulations related to the vaccine sales and distribution in China. Before the policy was issued, human vaccine sales were halted in China for months. The vaccine purchase and delivery were resumed in second half of 2016. We are not able to estimate whether there will be any other change of policies and regulations on our business in the future, which will negatively impact business in the future.

The 2025 Chinese Pharmacopoeia came into effect on October 1, 2025. We have made a thorough assessment on the 2025 Chinese Pharmacopoeia and updated our operation procedures according to the new regulatory requirements to ensure full compliance.

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

Pre-clinical and clinical trials of our products, and the manufacturing and marketing of our products, are subject to extensive, costly and rigorous regulation by governmental authorities in the PRC and in other countries. Even if we completed pre-clinical and clinical trials successfully, we may not be able to obtain applicable regulatory approvals. We cannot market any product candidate until we have both completed our clinical trials and obtained the necessary regulatory approvals for that product candidate.

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from NMPA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years to develop and obtain regulatory approvals to commercialize Bilive and Anflu, respectively. EV-A71 vaccine took us eight years from 2008 to 2016 to develop and obtain regulatory approvals. Delays in obtaining NMPA approvals of our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, we may not maintain the approval and the approval may be withdrawn. Any approval received may also restrict the intended use and marketing of the product we want to commercialize.

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

Outside the PRC, our ability to market some of our potential products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. For example, our hepatitis A vaccine, Healive, can be supplied to certain international organizations and is eligible to participate into the tender process in some countries as it has passed the WHO prequalification assessment ("WHO PQ"). However, there are still countries that require additional marketing authorization to sell in such countries despite the WHO PQ status. These foreign regulatory approval processes include risks similar to those associated with the NMPA approval process as described above and may include additional risks.

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

Our Chinese Mainland Subsidiaries are also subject to PRC laws and regulations governing the construction and operation of production facilities that may have an impact on the environment and the use, manufacture, storage, handling or disposal of hazardous materials and waste products, such as the PRC Environmental Impact Assessment Law, the PRC Prevention and Control of Water Pollution Law and the PRC Environmental Protection Law, as well as waste-disposal standards set by relevant governmental agencies. It is likely that China will continue to adopt stricter pollution controls as the country is experiencing increasingly serious environmental pollution. Although our Chinese Mainland Subsidiaries' facilities have passed previous environmental examination conducted by authorities such as the Beijing Municipal Environment Protection Bureau, we cannot assure that they will continue to pass similar environmental examinations on any future production facilities that they may construct.

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

Sinovac Dalian has land use rights to two parcels of land, with an aggregate area of 1,029,955 square feet (95,686 square meters) located in the Economic and Technical Development Zone of Dalian, Liaoning province by the local government. According to the relevant PRC regulations, a parcel of land may be treated as idle land if development of the land has not been commenced within one year after the commencement date stipulated in the land use rights grant contract or the issuance date of the construction land approval certificate. Land users can extend the deadline for commencing the construction work for one year.

All of our current facilities of Sinovac Dalian are located at one of the two parcels of the land with an aggregated area of 598,537 square feet (55,606 square meters) . However, as of the date of this annual report, we have not commenced development of the other parcel of the land with 431,417 square feet (40,080 square meters) which Sinovac Dalian was granted the right to use. The PRC government may treat the land as idle land, in which case we may be required to pay idle land fees or penalties, change the intended use of the land, find another parcel of land, or even be required to forfeit the land to PRC government, any of which would adversely affect our financial condition.

Negative publicity regarding China-based companies listed in the United States may affect the trading price of Sinovac Antigua's common shares and result in increased regulatory scrutiny of our business.

In the past, litigation and negative publicity surrounding companies with operations in China listed in the United States have resulted in declining stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Various equity research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of merit, could result in a diversion of our management's attention from managing our core business, negative publicity, potential costs to defend ourselves against rumors, volatility and loss in the trading price of Sinovac Antigua's common shares and increased directors' and officers' insurance premiums, any of which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to how the PRC Vaccine Administration Law may impact our current operations.

According to the PRC Vaccine Administration Law, the supervision of vaccines covers the whole lifecycle from vaccine development, production and distribution to vaccination. Specialized inspection teams of pharmaceutical professionals are established at the central and provincial levels to conduct the supervision work. An electronic information system has also been set up to make all information on vaccines trackable during vaccine production, distribution and vaccination. The vaccine tracking system requires vaccination data, including vaccine's information, expiry date and use date, the medical workers who issue the vaccines and their recipients, are recorded and retained for at least five years after vaccine expiry date. The law imposes tough punishments on wrongdoers, stipulating that people whose violations constitute a crime bear heavier criminal responsibility.

Since the implementation of the PRC Vaccine Administration Law, the national drug regulatory authority has successively issued a series of supporting regulations and policies covering vaccine research and development, production, distribution, vaccination, traceability and other key aspects, thereby establishing a relatively comprehensive regulatory framework. In 2025, the State Council further promulgated the Regulations for the Implementation of the Drug Administration Law, which systematically refined the key institutional arrangements, operational specifications and reform measures set forth in the PRC Vaccine Administration Law and the PRC Drug Administration Law. The promulgation of the foregoing laws, regulations and supporting documents has rendered the specific requirements for full life-cycle vaccine supervision clearer and more predictable. Under the current regulatory framework, we believe we are able to reasonably assess and maintain ongoing compliance with applicable regulatory requirements. Accordingly, the implementation of such laws and policies is not expected to have a material adverse impact on our business operations or future development strategies. Notwithstanding the foregoing, PRC judicial and administrative authorities retain significant discretion in interpreting and implementing statutory provisions and contractual terms. As a result, there remains uncertainty as to how these regulations will be interpreted, amended or implemented by the relevant PRC government authorities.

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

We have a total of 158 issued patents and a number of pending patent applications relating to our vaccines in China. The process of seeking patent protection in China can be lengthy and expensive and we cannot assure you that our pending patent applications, or any patent applications we may make in the future with respect to other products, will result in issued patents, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated or circumvented.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements (which include, in the case of employees, non-competition provisions) with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, third parties could possibly independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

Our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, could develop products that compete directly with our products despite our intellectual property rights.

Intellectual property rights and confidentiality protections in certain jurisdictions in which we operate may not be as effective as those available in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of courts in these jurisdictions in handling intellectual property litigation vary, and outcomes are inherently unpredictable. Moreover, such litigation may require significant expenditures of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause substantial liabilities to us, or we may be unable to sell some of our products. Please see "Item 4. Information on the Company — B. Business Overview — Intellectual Property and Proprietary Technology."

Third parties may bring intellectual property infringement claims against us in the future.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Even after reasonable investigation, we may not know with certainty whether we have infringed upon a third party's patent due to the complexity of patent claims in the PRC and the fact that a third party may have filed a patent application without our knowledge while that product was under development by us.

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
•
we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a third- party's patent;
•
a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially reasonable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents;
•
we may have to reformulate our product so that it does not infringe upon others' patent rights, which may not be possible or could be very expensive and time-consuming; and
•
we may be subject to injunctions prohibiting the manufacture and sale of our products or the use of our technologies which are deemed as infringing.

If any of these events occurs, our business will suffer and the market price of Sinovac Antigua's common shares could decline.

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

We may lose the right to use "科兴" (Kexing) on our vaccine products and/or as part of our trade name.

Since 2001, Sinovac Beijing has been using "科兴" (Kexing) as part of its Chinese trade name. Sinovac Dalian began to use "科兴" (Kexing) as part of its Chinese trade name in 2010. Shenzhen Kexing (an unrelated party) successfully registered "科兴" trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services in 2001. To protect our interest in using "科兴" in our trade names, we applied to register "科兴" in China for Class 42 (Scientific & Technological Services & Research) in 2006 and the PRC Trademark Office of the State Administration for Industry and Commerce approved our application in 2010.

As of the date of this annual report, the "科兴" trademark registered and owned by Shenzhen Kexing has not been identified as "Well-known Trademark" by the relevant PRC authorities. If the "科兴" trademark owned by Shenzhen Kexing is ever officially identified as a "Well-Known Trademark" in the future, however, we may be subject to trademark infringement claim for the use of "科兴" in our trade names. It is possible that we might lose our ability to use the "科兴" trademark in our trade names due to a successful trademark infringement claim, which may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial majority of our assets and operations are located in the Chinese mainland. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in the Chinese mainland generally and by continued economic growth in the Chinese mainland as a whole.

The Chinese economy, political and social conditions differ from those of many other jurisdictions. Over the past decades, the PRC government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. Any such development may cause decreased economic activity and affect the overall economic growth, and may adversely affect our business and operating results, leading to reduction in demand for our services and adversely affect our competitive position.

Litigation and negative publicity surrounding companies with significant operations in China listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our common shares and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our common shares, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within the Chinese mainland.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law ("Article 177"), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain prior consent from CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares.

Our operations in the Chinese mainland are governed by PRC laws and regulations. Our Chinese Mainland Subsidiaries are subject to laws and regulations applicable to foreign investment in the Chinese mainland. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investment in the Chinese mainland could affect the business environment and our ability to operate our business in the Chinese mainland.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in the China mainland may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government's significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our common shares.

We conduct our business primarily in China. Our operations in the Chinese mainland are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our common shares.

Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing in a timely manner, or at all.

The Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the "Provisional Measures") require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with CSRC. Indirect offering or listing refers to offering or listing that is to be made and completed under the name of an overseas entity by a Chinese entity which has its main business activities conducted within China, on the strength of the overseas entity's equity interest or similar interest in the Chinese entity, the assets of the Chinese entity, and gains or other similar interest from the Chinese entity. In the meantime, under these Provisional Measures, the Chinese entity that seek to offer or list securities overseas must take the obligations and responsibilities to comply with and implement the state security regulations and take necessary security and safety measures and shall not divulge or disclose state secrets and secrets of all level government agencies. The overseas issuers shall appoint one of its entities which is located and carries out business activities in China as its responsible entity in China to make the filings and reporting under these Provisional Measures. Further, after the initial public offering, the relevant Chinese entity shall make the filing with CSRC within three business days of the completion of any issuance of new securities overseas. In addition to above filing requirements, the filings rules also requires an issuer to report to CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Provisional Measures.

The Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Provisional Measures, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with CSRC immediately, but these companies should complete filing with CSRC for their future capital raising activities in accordance with the Provisional Measures. Therefore, as an issuer that has been listed overseas before the effective date of the Provisional Measures, Sinovac Antigua is not required to complete filing with CSRC for its prior offshore offerings at this stage. As of the date of this annual report, Sinovac Antigua and its Chinese Mainland Subsidiaries have not been required to obtain any permission from or complete any filing with CSRC. However, our future capital raising activities such as follow-on equity or convertible debt offerings, listing on other stock exchanges and going private transactions, may be subject to the filing requirement with CSRC.

Failure to complete such filing procedures as required under the Provisional Measures, or a rescission of any such filings completed by us or our Chinese Mainland Subsidiaries, would subject us to sanctions by CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of our Chinese Mainland Subsidiaries, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Provisional Measures, if a Chinese entity violates these Provisional Measures, such Chinese entity and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may be subject to administrative penalties such as warnings and fines. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million.

Failure to complete such filing procedures for our future capital raising activities as required under the Provisional Measures and relevant filing rules, or a rescission of any such filings completed by us or our Chinese Mainland Subsidiaries, would subject us and our Chinese Mainland Subsidiaries to sanctions by CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of our Chinese Mainland Subsidiaries, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

The PRC Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Cybersecurity Review Measures (2020) set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people's livelihood, or the public interests in the event of damage, loss of function, or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. Furthermore, the exact scope of "critical information infrastructure operators" under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. The Cybersecurity Review Measures (2022), which replaced the Cybersecurity Review Measures (2020), further restate and expand the applicable scope of the cybersecurity review. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.

The Security Assessment Measures for Outbound Data Transfer provide for the circumstances under which a data processor shall be subject to security assessment. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

These laws and regulations and the PRC Civil Code are subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as "personal information" or "important data" under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the authorities will formulate the catalogs for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people's key livelihood and major public interests, shall be subject to stricter management system.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe, Hong Kong and elsewhere. For example, the European Union adopted the General Data Protection Regulation, which impose additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under General Data Protection Regulation) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

We rely on dividends paid by our Chinese Mainland Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory, regulatory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met.

Sinovac Antigua is a holding company, and we rely in part on dividends paid by our Chinese Mainland Subsidiaries, including our majority-owned subsidiaries Sinovac Beijing, Sinovac Dalian and Sinovac LS, and our wholly owned subsidiaries Sinovac Biomed and Sinovac Services, for our cash needs, including the funds necessary to pay dividends and other cash distributions to Sinovac Antigua's shareholders, service any debt we may incur and pay our operating expenses. If any of our Chinese Mainland Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other distributions to us.

The payment of dividends in the PRC is subject to significant limitations. Regulations in the PRC currently permit payment of dividends by our Chinese Mainland Subsidiaries only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In accordance with PRC laws and regulations, Sinovac Beijing, Sinovac Dalian, Sinovac LS, Sinovac Biomed and Sinovac Services are each required to set aside at least 10% of their respective after-tax profits each year to contribute to a statutory reserve fund until the accumulated balance of such fund reaches 50% of the registered capital of each such company.

These subsidiaries are also required to set aside, at the discretion of their respective boards of directors, a portion of their annual after-tax income to employee welfare and bonus funds. These mandatory allocations reduce the amount of funds available for distribution as dividends to us.

Revenue of our Chinese Mainland Subsidiaries are primarily in renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese Mainland Subsidiaries to use their renminbi-denominated revenues to pay dividends to us. Additionally, there can be no assurance that the PRC government will not impose additional regulatory requirements or restrictions governing the convertibility of renminbi into foreign currencies or the remittance of dividends and other distributions by PRC entities to their overseas shareholders, including in response to foreign exchange policy adjustments, changes in global economic conditions, or other considerations.

The regulatory framework governing cross-border dividend payments remains subject to change, and we cannot predict whether or when the PRC government may introduce further limitations on the distribution of dividends to overseas entities. If such additional restrictions are imposed, or if we are otherwise unable to access sufficient foreign currencies to meet our needs, we may face significant challenges in paying dividends to our shareholders in foreign currencies. Any limitation on the ability of our Chinese Mainland Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We received over 82.2% of our revenues in renminbi in 2024, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by Sinovac Antigua's subsidiaries. Under China's existing foreign exchange regulations, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange ("SAFE") by complying with certain procedural requirements. However, the PRC government could take future measures to restrict access to foreign currencies for current account transactions.

Our Chinese Mainland Subsidiaries' ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our Chinese Mainland Subsidiaries by means of foreign currency from us or other foreign lenders, the foreign borrowed amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce ("MOFCOM") and registered with SAFE. Such loans must also be registered with SAFE as foreign debts. If we finance our Chinese Mainland Subsidiaries by means of additional capital contributions from offshore, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our Chinese Mainland Subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the renminbi may have a material adverse effect on our results of operations and the value of your investment.

The conversion of renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The renminbi may fluctuate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars we receive into renminbi to pay our operating expenses, appreciation of renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, a significant depreciation of renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our common shares.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law (the "EIT Law") and its implementation rules, the PRC's statutory enterprise income tax ("EIT") rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as an HNTE. Each of Sinovac Beijing and Sinovac Dalian reconfirmed its "High and New Technology Enterprises" ("HNTE") status in 2020 and 2023, respectively, for a period of three years each time. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing and Sinovac Dalian are entitled to a reduced EIT rate of 15% from 2020 to 2025. Sinovac LS confirmed its HNTE status in 2020 for a period of three years. Although the HNTE status was reconfirmed in 2023, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure in meeting these criteria could result in the entity losing its HNTE status. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

Under the EIT Law, dividends payable by us and gains on the disposition of Sinovac Antigua's shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the EIT Law, Sinovac Antigua's shareholders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of Sinovac Antigua's shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China or (ii) it has an establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of Sinovac Antigua's shares by our non-PRC enterprise shareholders were subject to the EIT, such shareholders' investment in Sinovac Antigua's shares would be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our Chinese Mainland Subsidiaries to liability or penalties, limit our ability to inject capital into our Chinese Mainland Subsidiaries or limit our Chinese Mainland Subsidiaries' ability to increase their registered capital or distribute profits.

The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles ("SAFE Circular 37"), which replaced the former circular commonly known as "SAFE Circular 75", requires PRC residents to register with the local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle."

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

Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, local banks examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

Mr. Weidong Yin has made the required SAFE registration with respect to his investments in our company. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not control our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese Mainland Subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how any future regulation concerning offshore or cross-border transactions will be implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our Chinese Mainland Subsidiaries and limit our Chinese Mainland Subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Sinovac Antigua's directors and our executive officers and other employees who are PRC residents and who have been granted options and restricted shares were able to follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company.

Since our company has become an overseas listed company, Sinovac Antigua, its directors and executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our subsidiaries in China and limit such subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for Sinovac Antigua's directors and our employees under PRC law.

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units ("RSUs") vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our operating subsidiaries and affiliated entities in the Chinese mainland.

In funding our Chinese Mainland Subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies' "registered capital" and "total investment" ratio. "Registered capital" refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and "total investment" refers to the estimated amount of the total capital as required to enable and support the full-scale operation of a PRC foreign-investment company when the company is initially established. The amounts of a PRC foreign-investment company's registered capital and total investment are set forth in the company's articles of association and joint venture contract (in the case of a Sino-foreign joint venture) and approved by the competent government authority in advance. The balance between the required "total investment" and the "registered capital" can be satisfied by borrowings or loans obtained by the company. In other words, such loans cannot exceed the difference between such company's registered capital and total investment.

Loans by Sinovac Antigua or Sinovac Hong Kong to Sinovac Beijing, Sinovac LS, Sinovac Dalian, Sinovac Biomed or Sinovac Services cannot exceed the difference between such company's registered capital and total investment. The total investment and registered capital can be adjusted after the establishment of a foreign-investment companies with the approvals of all the shareholders or unanimous approvals of the board of directors. In the case of Sinovac Beijing, Sinovac Dalian or Sinovac LS, the approval from its respective minority shareholders is required to increase the amount of total investment. Further, all the loans from the overseas lenders must be registered with SAFE as foreign debts.

We may also decide to finance our Chinese Mainland Subsidiaries by making additional capital contributions. These additional contributions must be approved by the government approval authority and, in the case of Sinovac Beijing or Sinovac Dalian and Sinovac LS, the approval from its respective minority shareholders. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of the minority shareholders on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries. If we fail to obtain such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could adversely and materially affect the liquidity of our subsidiaries and our ability to expand the business.

Because Sinovac Antigua is incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our major shareholders, directors and officers and substantially all of their assets are located outside of the United States, you may be unable to protect your shareholder rights under U.S. law in a court in the United States.

Sinovac Antigua is incorporated in Antigua and Barbuda. Sinovac Antigua's corporate affairs are governed by its Articles of Incorporation and By-laws and by the International Business Corporations Act and common law of Antigua and Barbuda. The rights of shareholders to take legal action against Sinovac Antigua's directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of Sinovac Antigua's directors to Sinovac Antigua are to a large extent governed by the International Business Corporations Act and common law of Antigua and Barbuda. The International Business Corporations Act was modelled on Canadian company law and the common law of Antigua and Barbuda is derived from comparatively limited judicial precedent in Antigua and Barbuda, as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda.

The rights of Sinovac Antigua's shareholders and the fiduciary responsibilities of Sinovac Antigua's directors under Antigua and Barbuda law are not as clearly established as they would be under statutes or judicial precedents in the United States. Among other things, Antigua and Barbuda has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Further, Antigua and Barbuda's body of securities law, and the experience of its courts in addressing corporate and securities law issues of a type often experienced by public companies, is likely less developed than that of some of the other jurisdictions where publicly traded China-based companies are incorporated, such as the Cayman Islands.

It may be difficult or impossible for you to bring an action against us or Sinovac Antigua's directors or officers in Antigua and Barbuda courts or to enforce or protect your rights under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to enforce a judgment against our assets or the assets of Sinovac Antigua's directors and our officers under the laws of Antigua and Barbuda.

There is doubt as to whether Antigua and Barbuda courts would enforce judgments of United States courts obtained in actions against us or Sinovac Antigua's directors or officers that are predicated upon the civil liability provisions of the Securities Act, or in original actions brought against us or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Antigua and Barbuda providing for such enforcement, and there are grounds upon which Antigua and Barbuda courts may not enforce judgments of United States courts. In addition, Antigua and Barbuda corporations may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, our auditor had historically been unable to be inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our common shares would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the common shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future.

A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our common shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

ITEM 4. Information on the Company

A. History and Development of the Company

The ultimate parent company's legal and commercial name is Sinovac Biotech Ltd. Our principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, PRC. Our telephone number at this address is +86-10-5693-1800. Sinovac Antigua's registered address is located at the office of APN Corporate and Management Services Limited, Unit #4 Bryson's Complex, Friars Hill Road, St. John's, Antigua. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Sinovac Antigua is a holding company. We conduct our business mainly through our 73.09% majority-owned subsidiary Sinovac Beijing, our 59.24% majority-owned subsidiary Sinovac LS, our 68.00% majority-owned subsidiary Sinovac Dalian, and our wholly owned subsidiaries Sinovac Biomed, Sinovac Hong Kong and Sinovac Singapore. Sinovac Beijing was incorporated on April 28, 2001, Sinovac LS was incorporated on May 7, 2009, Sinovac Dalian was established on January 19, 2010, Sinovac Biomed was incorporated on April 16, 2015, Sinovac Hong Kong was incorporated on October 21, 2008 and Sinovac Singapore was incorporated on August 6, 2020.

Sinovac Antigua was incorporated in Antigua and Barbuda on March 1, 1999 as an Antiguan company with limited liability under the laws of Antigua and Barbuda pursuant to the International Business Corporations Act. Before Sinovac Antigua adopted its current name on October 21, 2003, it was named Net-Force System Inc. and was primarily engaged in the online gaming business. In September 2003, Sinovac Antigua issued ten million new shares to Lily Wang, one of our then principal shareholders to acquire a 51% equity interest in Sinovac Beijing. Ms. Wang had contracted to purchase these shares from certain of Sinovac Beijing's then shareholders for cash immediately before the above 51.00% share transfer. However, this 51.00% equity interest in Sinovac Beijing was transferred to us directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Lily Wang was responsible for paying the cash to those shareholders. The transfer of the Sinovac Beijing equity interest to us was registered and approved by PRC government authorities in August 2004. In September 2004, we acquired an additional 20.6% equity interest in Sinovac Beijing for approximately $3.3 million in cash. In October 2011, we further acquired an additional 1.53% equity interest in Sinovac Beijing by contributing the dividends declared to Sinovac Hong Kong but unpaid in amount of RMB18.6 million. We currently own 73.09% of the equity interests in Sinovac Beijing and Shandong Sinobioway Biomedicine owns a 26.91% interest.

In January 2004, Sinovac Antigua entered into a share purchase agreement with Heping Wang and issued him 3.5 million of its common shares and a promissory note in the amount of $2.2 million to acquire from him a 100% equity interest in Tangshan Yian. Mr. Wang had contracted to purchase these shares from Tangshan Yian's then two shareholders immediately before the above 100% share transfer. However, this 100% equity interest in Tangshan Yian was transferred to Sinovac Antigua directly from those shareholders and was recorded under applicable PRC law transfer documents as a cash transaction. Heping Wang was responsible for paying the cash to the two shareholders. The transfer of the Tangshan Yian equity interest by Mr. Wang to us was registered and approved by PRC government authorities in November 2004.

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

In May 2009, Sinovac LS was incorporated with a registered capital of $5 million. In June 2016, Sinovac Antigua's board of directors approved an additional capital contribution of $4.6 million, which was fully provided.

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

In December 2010, Sinovac Hong Kong purchased an additional 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for consideration of RMB50.0 million. In 2014, the board of directors passed a resolution to increase Sinovac Hong Kong's capital contribution to Sinovac Dalian in the amount of RMB80.0 million, which aimed to increase Sinovac's equity ownership from 55% to 67.86%. RMB50.0 million was initially provided through foreign debt with the expectation of a debt to equity swap of the total amount after the remaining RMB30.0 million is provided to Sinovac Dalian. In 2016, an additional RMB30.0 million was made to Sinovac Dalian through foreign debt and subsequently the debt to equity swap for a total of RMB80.0 million was completed. In October 2016, Sinovac Hong Kong's equity ownership in Sinovac Dalian increased to 67.86%.

In February 2010, Sinovac Antigua closed a public offering of its common shares. Sinovac Antigua issued and sold 11.5 million common shares at $5.75 per share. Sinovac Antigua received net proceeds of approximately $61.8 million, after deducting underwriting discounts and commissions and offering expenses payable.

In 2013, Sinovac Antigua increased the capital investment to Tangshan Yian with the total amount of $4 million, which Sinovac Antigua lent to Tangshan Yian in 2010. In the same year, Sinovac Antigua lent Tangshan Yian $1 million to be used for sales and marketing spending and other corporate purposes and operational activities. In December 2015, Sinovac Antigua entered into an equity interest transfer agreement with Beijing Kuai Le Xing Biotech Co., Ltd. to transfer Sinovac Antigua's 100% equity interest in Tangshan Yian to Beijing Kuai Le Xing Biotech Co., Ltd. for consideration of RMB13.0 million. The disposal of Tangshan Yian was completed in February 2016.

In April 2015, we established Sinovac Biomed, which is 100% owned by Sinovac Hong Kong. Sinovac Biomed focuses on the distribution of vaccine products as well as providing consulting services in the vaccination industry.

In March 2016, Sinovac Antigua adopted the Rights Agreement. In February 2019, Sinovac Antigua amended and restated the Rights Agreement. In February 2020, 2021, 2022, 2023 and 2024, Sinovac Antigua further amended the amended and restated Rights Agreement to extend its term until February 2025. On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of certain shareholders of Sinovac Antigua. On January 16, 2025, the Privy Council ruled that the Rights Agreement is invalid. Sinovac Antigua cancelled the Exchange Shares and dissolved the Shareholder 2019 Rights Exchange Trust.

In May 2020, Prime Success and Vivo Capital invested $15 million in our then wholly owned subsidiary, Sinovac LS, to further the development of CoronaVac. The two investors each loaned $7.5 million in the form of a convertible loan that bore interest, or, at the investor's election, converted into 7.5% of the total equity interest of Sinovac LS. Later each of Prime Success and Vivo Capital exercised its right to convert its convertible loan into 7.5% of the total equity interests of Sinovac LS. After the investment made by Sino Biopharmaceutical Limited as described below, Prime Success and Vivo Capital each holds approximately 6.3% stake in Sinovac LS.

On August 6, 2020, we established Sinovac Singapore, a wholly owned subsidiary focuses primarily on registering and distributing vaccine products in Singapore and exporting our products abroad. In addition, Sinovac Singapore seeks research and development collaboration opportunities with third parties in Asia.

In November 2020, Sinovac Hong Kong increased its equity ownership of Sinovac Dalian from 67.86% to 68.00%, by converting RMB46.6 million debt into equity.

In December 2020, Sino Biopharmaceutical Limited, an innovative research and development driven pharmaceutical conglomerate in China, through its affiliates, invested approximately $500 million in exchange for approximately 15.00% equity interest in Sinovac LS in funding for further development, capacity expansion and manufacturing of the CoronaVac. After this investment, our equity ownership of Sinovac LS decreased to 59.24%.

In 2021, Sinovac LS through one of its wholly owned subsidiaries Sinovac Life Sciences (Hainan) Co., Ltd. and a business partner in the Republic of Turkey formed a joint venture Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi ("Keyvac") in the Republic of Turkey, with the focus on manufacturing and commercialization of vaccines. Sinovac LS owns about 55.0% of the equity interest.

In 2023, Sinovac Hong Kong invested a total of $101.4 million (RMB720 million) in SKY Biologics Co., Ltd. ("SKY Biologics"), in which Sinovac Hong Kong holds 45.00% of the equity interest. Keding Investment (Hong Kong) Limited holds 55.00% of the equity interest in SKY Biologics. In November 2023, SKY Biologics acquired 94.03% of the equity interest in Synermore Biologics (Suzhou) Co., Ltd., a company which focuses on the development and production of monoclonal antibody drugs in the fields of infectious diseases, malignant tumors and autoimmune diseases, with a consideration of RMB2,303.8 million. Certain the Company's executive officers hold SKY Biologics' executive positions pursuant to the investment agreement.

In 2023, we were named the exclusive strategic partner of BogotáBio, which would break ground as the first local human vaccine production facility to be established with local government in Colombia's capital city of Bogota.

In 2024, through Sinovac LS we acquired a vaccine company in Chengdu, which was renamed to Sinovac (Chengdu) Biotech Co., Ltd. ("Sinovac Chengdu"). Sinovac Chengdu is a modern biopharmaceutical company focusing on the research and development and production of innovative vaccines.

At the end of 2024, we also had subsidiaries in Thailand, Philippines, Mexico, Colombia, Bangladesh, Indonesia, Chile as part of our globalization strategy.

In August 2023 and January 2024, a third party unrelated to and unaffiliated with us and our management filed tender offer statements on Schedule TO with the SEC related to its offer to purchase for cash, subject to the terms and conditions set forth in the offer to purchase, up to a maximum of 10,000,000 shares of Sinovac Antigua at a purchase price of $0.03 per share, net cash to the seller, less any applicable withholding taxes and without interest. On September 5, 2023 and January 18, 2024, Sinovac Antigua filed Schedule 14D related to these two tender offers, respectively. Sinovac Antigua's board of directors unanimously recommended that shareholders of Sinovac Antigua reject such tender offers and not tender the shares for purchase pursuant to the offer to purchase. These unsolicited partial tender offers expired on September 29, 2023 and March 12, 2024, respectively. After the expiration of the tender offers, on October 3, 2023 and March 15, 2024, respectively, such third party filed statements with the SEC that the offers resulted in a total of 93,507 shares and 1,325,314 shares being tendered, respectively. Following the purchase of all the tendered shares, such third parties owned an aggregate of approximately 1,418,821 shares, accounted for 2.0% of Sinovac Antigua's total issued and outstanding shares as of the date of this annual report.

For additional information regarding our principal capital expenditures, see "— D. Property, Plants and Equipment" and "Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources — Capital Expenditures."

The SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we filed electronically with the SEC at http://www.sec.gov.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B. Business Overview

We are a fully integrated China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including, without limitation, hepatitis A, hepatitis B, hand, foot and mouth disease ("HFMD") caused by EV-A71, seasonal influenza, H5N1 and H1N1 pandemic influenza, coronavirus, pneumococcus, poliomyelitis, varicella, mumps and tetanus.

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

In September 2009, we were granted a production license for Panflu.1, which was the first approved vaccine in the world against the influenza A H1N1 virus (swine flu). In December 2011, we obtained the production license from NMPA for its mumps vaccine product and launched the mumps vaccine in late 2012. In December 2015, NMPA issued the new drug certificate and production license for Inlive, our EV-A71 vaccine. In January 2016, NMPA issued the GMP certificate and Inlive, our EV-A71 vaccine, was commercially launched in China in June 2016.

In December 2019, the NMPA approved and issued a product license for our varicella vaccine. In June and December 2020, we obtained production licenses for our quadrivalent influenza vaccine ("QIV") and pneumococcal polysaccharide vaccine (PPV) from the NMPA, respectively.

We initiated the development of CoronaVac, an inactivated vaccine against COVID-19, in January 2020. On February 5, 2021, NMPA granted a conditional marketing authorization for CoronaVac to be used in individuals aged 18 and above, and we obtained the approval of its emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was approved for the WHO's EUL procedure. As of the date of this annual report, CoronaVac has been authorized in more than 60 countries and regions under conditional marketing authorizations, emergency use or full registration. In July 2021, we entered into an advance purchase agreement with the Global Alliance for Vaccines and Immunization ("Gavi Alliance") to provide up to 380 million doses of CoronaVac for global distribution. The Secretary of Health of Hong Kong approved the lowering of the minimum age for receiving CoronaVac from three years to six months old for "off-label use" in early August 2022. CoronaVac was approved for pediatric use in over ten countries.

In July 2021, we were granted a production license for our sIPV vaccine. In June 2022, our sIPV vaccine was prequalified by the WHO, and our sIPV vaccine is now available for United Nations agencies to purchase to support the global polio eradication strategy.

In November 2022, our live attenuated varicella vaccine was prequalified by the WHO, marking the first WHO prequalified Chinese varicella vaccine.

In August 2025, our adsorbed tetanus vaccine was approved for market launch by the NMPA.

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
•
Healive. In May 2002, we obtained the final PRC regulatory approval for the production of Healive, the first inactivated hepatitis A vaccine developed in China. The hepatitis A virus, which is endemic in China and other developing countries, primarily impacts the liver by causing it to swell and preventing it from functioning properly. The disease is highly contagious and can be spread by close personal contact, consuming food or drinking water that has been contaminated by hepatitis A virus. According to the WHO, as no specific treatment exists for hepatitis A, prevention is the most effective approach against the disease. In February 2008, the PRC government included hepatitis A vaccine into its national immunization program and announced plans to expand vaccination to newborns nationwide by the end of 2010. Healive obtained WHO pre-qualification in 2017 which enabled us to expand our Healive international sales and market. Our production line to manufacture our hepatitis vaccines, has an aggregate combined production capacity of approximately 20 million doses annually. In 2024, Healive was approved and authorized by six new countries and obtained new GMP certificates from three countries. As of the date of this annual report, Healive has been approved by more than 30 countries and organizations around the world and authorized to be administered in more than 40 countries and regions.

•
Bilive. In June 2005, we obtained the final PRC regulatory approval for the production of Bilive, the first combined inactivated hepatitis A and B vaccine developed and marketed in China. Bilive is a combination vaccine formulated with purified inactivated hepatitis A virus antigen, which we manufacture, and recombinant (yeast) HBsAg aluminum adsorption product which we source from a third-party supplier. Recipients under China's vaccination program must privately pay for Bilive vaccinations. Bilive is designed for boost immunization or for users in the private-pay market who prefer the convenience of one inoculation rather than two. Similar to hepatitis A, hepatitis B is endemic in China, a major disease worldwide and a serious global public health issue. A substantial percentage of people infected with the hepatitis B virus carry chronic or lifelong infections. The chronically infected are at a high risk of death from cirrhosis of the liver or liver cancer. We are the only supplier in China that produces a combined inactivated hepatitis A and B vaccine. Our production line to manufacture our hepatitis vaccines, has an aggregate production capacity of approximately 20 million doses annually.
•
Anflu. In October 2005 we received the final PRC regulatory approval for the production of Anflu, a vaccine against influenza. We began marketing Anflu in September 2006. The primary influenza vaccine used worldwide is the split viron vaccine, which contains virus particles disrupted by detergent treatment. The market penetration of the seasonal flu vaccine in China is significantly below that in the developed markets. We are the first Influenza Vaccine Supply ("IVS") taskforce member from a developing country that collaborates with world-class partners in influenza vaccine research. We did not supply seasonal flu vaccine in 2018 due to the production disruptions resulting from the actions of the former representative of Sinobioway Medicine. Further, Sinovac Beijing was forced to destroy the affected products. To ensure the safety for product, Sinovac Beijing temporarily suspended production at the impacted facility. The production of Anflu resumed at this facility in 2019. Our production line to manufacture flu vaccines including Anflu, QIV, Panflu and Panflu.1 interchangeably, has an annual production capacity of approximately 80 million doses of Anflu. Our Anflu products are sold in Asia, Africa, the Mediterranean region, Central America, and South America.
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
•
Mumps Vaccine. Mumps is a viral disease of the human species caused by mumps virus, which poses a significant threat to human health in the developing countries. In September 2012, we were granted a production license for mumps vaccine by the NMPA. Our mumps vaccine production line has an aggregate production capacity of approximately 5 million doses annually. We began to sell mumps vaccine in December of 2012. Due to China's vaccination protocol moving towards mumps measles and rubella combination vaccines instead of single-valent mumps vaccines, the mumps market has contracted considerably over the past few years, and we no longer supply mumps vaccine to the market after 2024.
•
Inlive. EV-A71 causes hand, foot and mouth disease (HFMD) among children. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV-A71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV-A71 in the Asia-Pacific region since 1997 including China, Malaysia, Singapore, Australia, Vietnam and Taiwan. There is no identified treatment for enterovirus infections. We started our research and development of the EV-A71 vaccine in 2008, with the NMPA accepting our clinical trial application in December 2009. We completed all three phases of trials by 2013, and the NMPA issued a new drug certificate and production license for the vaccine in December 2015, allowing its use in children aged six months to three years. Inlive received GMP certification in January 2016, and we have been granted eleven patents relating to the vaccine in China. To extend protection to more children, we started a Phase III clinical study for an expanded age group in 2017 completed in 2019. In June 2021, the NMPA approved Inlive's use in children aged six to seventy-one months old. Inlive received approval from the Food and Drug Administration of Indonesia (BPOM) in November 2022 and from the Pharmaceutical Administration Bureau (ISAF) of Macao in July 2024, making it the first vaccine approved for HFMD in both regions. Indonesia was also the first overseas marketing authorization granted to Inlive.
•
Varicella Vaccine. Varicella is a highly contagious infectious disease caused by the varicella-zoster virus (herpesvirus 3, Human). It usually affects children, is spread by direct contact or respiratory route via droplet nuclei and is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella is relatively benign in children but may be complicated by pneumonia and encephalitis in adults. We had completed the pre-clinical studies of a human vaccine against varicella. The clinical trial application was filed with NMPA in January 2013 and obtained the clinical trial license in October 2015. A Phase I clinical trial was completed in 2016, followed by a Phase III trial in 2017. The production license application was filed with NMPA in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year. In December 2019, Medical Products Administration of Liaoning

Province approved and issued a product license for our varicella vaccine, and we began to sell varicella vaccine in April 2020. In November 2022, our varicella vaccine was prequalified by the WHO, marking it the first WHO prequalified Chinese varicella vaccine. By 2023, it was approved and authorized by Lebanon and Kenya, and was sold to Turkey, Lebanon, Kenya, the Netherlands and Germany. In 2024, our varicella vaccine obtained approval and authorization in one additional country and obtained new GMP certificates from two additional countries. The NMPA approved our varicella vaccine for the use in adolescents and adults aged 13 and above in June 2024.
•
Pneumococcal Polysaccharide Vaccine ("PPV"). PPV is a vaccine used to prevent streptococcus pneumoniae (pneumococcus) infections, such as pneumonia and septicemia among adults aged 65 or older, adults with serious long-term health problems, smokers, and children older than two years with increased pneumococcus infection risks. We filed an application for clinical trials to the NMPA in February 2011 and obtained the approval to commence clinical trials in May 2014. On December 2, 2020 the NMPA approved and issued a product license for our 23-valent PPV vaccine to prevent the infection by streptococcus pneumonia in adults and children aged two years old and above, which is our first bacterial vaccine product approved so far, broadening the potential of our product portfolio. We began to sell PPV in April 2021. In 2023, our PPV was sold to The Republic of Côte d'Ivoire.
•
Sabin Inactivated Polio Vaccine ("sIPV"). Poliomyelitis (polio) is a highly infectious viral disease, which mainly affects young children. The virus is transmitted by person-to-person and it spreads mainly through the fecal-oral route or, less frequently, by a common vehicle (e.g., contaminated water or food) and multiplies in the intestine, from where it can invade the nervous system and can cause paralysis. It can lead to paralysis in about 1 in 200 cases, with 5-10% of those paralyzed potentially dying from respiratory muscle paralysis. In developing countries the oral polio vaccine ("OPV") is widely utilized, but it carries rare instances of vaccine-associated paralytic polio or circulating vaccine-derived poliovirus, prompting a shift to the safer sIPV vaccine. On April 3, 2014, we entered into a non-exclusive license agreement with the Institute for Translational Vaccinology ("INTRAVACC") a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize sIPV for distribution in China and other countries. After successful pre-clinical studies and trials, we received NMPA approval for sIPV in July 2021, with sales beginning that November. The vaccine was prequalified by the WHO in June 2022 and passed a second WHO qualification audit in August 2023. Our sIPV vaccine was also approved in Belarus and Ukraine in 2023, and we began supplying it to Thailand in 2024. Additionally, our Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains (Five-Dose) (2.5 ml/vial) ("msIPV") was authorized for market use by the NMPA in 2024 and is prequalified by the WHO. The msIPV is currently listed as an emergency needed vaccine in the WHO Polio Eradication Action Plan and due to its formulation type immunization costs could be significantly reduced.
•
Quadrivalent Influenza Vaccine ("QIV"). Different from the trivalent influenza vaccine, which includes an influenza A H1N1 virus, an influenza A H3N2 virus and one influenza B virus, QIV is designed to protect against four different flu viruses: two influenza A viruses and two influenza B viruses. These two very different lineages of B viruses circulate during most seasons. Adding another B virus to the vaccine aims to give broader protection against circulating flu viruses. We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, we applied for the clinical license from the NMPA. The approval to conduct human clinical trial was issued by the NMPA in November 2016. Phase III clinical trial has been completed. The preliminary results of the Phase III clinical trial showed that the vaccine is safe and immunogenic. The site inspection was completed in March 2020. On June 24, 2020, the NMPA approved and issued a product license for our QIV vaccine and sales began in September 2020. In 2022, our QIV was approved for marketing use in Bangladesh and the Dominican Republic. In 2023, our QIV semi-finished products were sold to Bangladesh.
•
COVID-19 Vaccine (CoronaVac). We initiated the development of a vaccine against COVID-19 on January 28, 2020. The application for clinical trials was submitted to NMPA on March 13, 2020. NMPA implemented a concurrent review on the full submission and granted the approval for clinical trials on April 13, 2020. The Phase I clinical trial commenced on April 16, 2020. The Phase I and Phase II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the Phase I trial and 600 participants in the Phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled Phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in the Lancet Infectious Diseases on November 17, 2020. We started our first Phase III trial on CoronaVac on July 21, 2020 in Brazil, and then in Turkey, Indonesia and Chile. There were a total of approximately 30,000 participants enrolled in the trial across those four countries. We also initiated global clinical studies of CoronaVac among children since 2021. We began rolling submission to the NMPA since September 2020 and the NMPA carried out rolling reviews when the submission was made. On February 5, 2021, the NMPA granted a conditional marketing authorization for CoronaVac for use in individuals aged 18 and above, and we obtained the emergency use for children aged 3-17 years in June 2021. In June 2021, CoronaVac was validated for emergency use under the WHO Emergency Use Listing procedure and recommended by the Strategic Advisory Group of Experts on Immunization for use in all individuals aged 18 and above. In November 2022, the WHO extended the emergency use in children as young as three years old. This is the youngest age that the WHO has validated for EUL of COVID-19 vaccines in the world so far. In 2023, CoronaVac has gained emergency use authorization in 12 new countries, and obtained new approvals in three countries. During the pandemic, CoronaVac had been authorized in more than 70 countries and regions under conditional marketing authorizations, emergency use or full registration.
•
Adsorbed Tetanus Vaccine. Tetanus is a specific infection in which Clostridium tetanus invades the body through skin or mucosal wounds, grows and multiplies in a hypoxic environment, and produces toxins that cause muscle spasms. Adsorbed Tetanus Vaccine is mainly used for people with a higher chance of experiencing trauma, also for the prevention of maternal and neonatal tetanus in pregnant women. Our Adsorbed Tetanus Vaccine was approved for clinical studies by the NMPA in June 2021. Our Adsorbed Tetanus Vaccine has progressed to

Phase I/III clinical trial in 2023 and was completed in April 2024. Our Adsorbed Tetanus Vaccine was approved for market launch by the NMPA in August 2025.

We have the technology platforms of inactivation, attenuated, recombinant, vector and mRNA, focusing on vaccine and antibody research. Our pipeline consists of vaccine candidates and antibody candidates in the clinical and pre-clinical development phases in China, as follows:

•
Rabies Vaccine (Serum Free Vero Cell) for Human Use, Freeze-Dried. Rabies is a fatal viral infection caused by the rabies virus, which is typically transmitted through the bite or scratch of an infected animal. The virus attacks the central nervous system, leading to severe neurological symptoms and death if not prevented in time. The Rabies Vaccine (Serum Free Vero Cell) for Human Use is used for pre-exposure prophylaxis in high-risk populations (such as veterinarians, animal handlers, and travelers to endemic areas) and post-exposure vaccination to prevent rabies after potential exposure. Our Rabies Vaccine (Serum Free Vero Cell) for Human Use, Freeze-Dried was approved for clinical studies by the NMPA in March 2021. The vaccine progressed to Phase I/III clinical trials in August 2021 and was completed in September 2022. Currently, our Rabies Vaccine is in the NDA Phase and is estimated to be approved by June 2026. Furthermore, the vaccine has progressed to international Phase II clinical trial in Pakistan, and expect to complete in the middle of 2026.
•
Pneumococcal Conjugate Vaccine (13-valent, PCV13; 24-valent, PCV24). Pneumococcal disease is a serious infection caused by Streptococcus pneumonia bacteria, which can infect the sinuses and inner ear. In some cases, the bacteria can infect the lungs, blood, and brain, and these conditions can be fatal. PCV13 and PCV24 contain 13 or 24 different types of pneumococcal bacteria respectively, which effectively prevents children (> 6 weeks old) and adults from the infection of Pneumococcal bacteria. Our PCV13 is currently in Phase III trial. PCV24 was approved for clinical study by the NMPA in March 2024, and Phase I/II trial is underway.
•
Meningococcal Conjugate Vaccine (Group ACYW135; Group ACYW135X). Meningococcal meningitis, also known as epidemic cerebrospinal meningitis, is an acute purulent central nervous system infection caused by Neisseria meningitidis, or meningococcus. Humans are the only natural host of Neisseria meningitidis, and the disease is characterized by sudden onset, high transmissibility, rapid progression, high mortality, and a high rate of latent infection. This Group ACYW135 vaccine is a quadrivalent meningococcal vaccine containing polysaccharides from serogroups A, C, W, and Y conjugated to a CRM197 carrier protein, which protects against four types of meningococcal bacteria (types A, C, W, and Y). Similarly, this Group ACYW135X vaccine is a pentavalent meningococcal vaccine, with an additional polysaccharide from serogroup X. The vaccines effectively prevent younger children (as young as 2 months old) and teens from meningococcal disease. Our Group ACYW135 Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in April 2023, and Phase II trial is underway, and Phase III clinical trial is in preparation. Our Group ACYW135X Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in May 2025, and Phase I trial is currently underway.
•
Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). Rotavirus is a highly contagious virus that causes severe watery diarrhea, vomiting, fever, and abdominal pain, which spreads easily among infants and young children. The Reassortant Rotavirus Vaccine is an orally administered vaccine used for prevention of rotavirus gastroenteritis in infants caused by rotavirus infection of six serotypes. Our Reassortant Rotavirus Vaccine was approved for clinical study by the NMPA in January 2024, Phase II trial is underway, and Phase III clinical trial is in preparation.
•
Enterovirus Vaccine (Vero Cell), Inactivated (Bivalent: EV-A71 and CV-A16; Quadrivalent: EV-A71, CV-A16, CV-A10 and CV-A6). Hand, foot, and mouth disease (HFMD) is a contagious viral infection caused by Enterovirus or Coxsackievirus, with symptoms of fever, malaise, skin rash, sore throat, and small blisters that ulcerate, and few with severe symptoms of viral encephalitis, brainstem encephalitis, pulmonary edema, acute flaccid paralysis, and even death. The Bivalent Enterovirus Vaccine can prevent infants and younger children from being infected by EV-A71 and CV-A16, the two main pathogens associated with HFMD. Our Bivalent Enterovirus Vaccine was approved for clinical study by the NMPA in July 2023, and Phase III trial is underway. The Quadrivalent Enterovirus Vaccine can prevent infants and younger children from being infected by EV-A71, CV-A16, CV-A10 and CV-A6, the majority of pathogens associated with HFMD and herpangina. Our Quadrivalent Enterovirus Vaccine was approved for clinical study by the NMPA in December 2024, the Phase II trial is underway, and Phase III clinical trial is in preparation.
•
Lyophilized Herpes Zoster Virus mRNA Vaccine. Herpes zoster is a contagious viral infection resulting from varicella-zoster virus (VZV) reactivation, characterized by painful dermatomal rash, blisters, and severe neuropathic pain. The Lyophilized Herpes Zoster Virus mRNA Vaccine is a novel nucleic acid-based vaccine designed to prevent herpes zoster (shingles) caused by varicella-zoster virus (VZV) in elderly populations. The vaccine was approved for clinical study by the NMPA in December 2024, and Phase I trial is currently underway.
•
Lyophilized Respiratory Syncytial Virus (RSV) mRNA Vaccine. Respiratory syncytial virus (RSV) is highly contagious, which can infect people of all ages. It usually causes cold-like symptoms in adults but usually recovers in 1-2 weeks. However, for infants, the elderly and immunocompromised people may develop serious lower respiratory tract infections, such as bronchiolitis and pneumonia. The Lyophilized RSV mRNA Vaccine is a novel nucleic acid-based vaccine for the prevention of lower respiratory diseases that occur by RSV infection in people over 60 years old. Our RSV mRNA vaccine was approved for clinical trials by the NMPA in February 2025, and Phase I trial is currently underway.
•
Recombinant Herpes Zoster Virus Vaccine. (CHO cell). Herpes zoster is a contagious viral infection resulting from varicella-zoster virus (VZV) reactivation, characterized by painful dermatomal rash, blisters, and severe neuropathic pain. The recombinant vaccine is designed to prevent herpes zoster (shingles) caused by varicella-zoster virus (VZV) in elderly populations. Our recombinant vaccine was approved for clinical study by the NMPA in November 2025 and Phase I trial is in preparation.
•
Fully Human Anti-Tetanus Toxin Monoclonal Antibody. Tetanus is an extremely serious and potentially fatal disease caused by neurotoxins secreted by Clostridium tetanus that invade the human body through the skin or mucosal tissue. The symptom feature is muscle spasm, which may induce generalized tonic seizures and lead to various complications. The Tetanus Monoclonal Antibody is a novel recombinant anti-tetanus toxin monoclonal antibody drug intended for emergency prevention of tetanus in adults. Our Tetanus Monoclonal Antibody was approved for clinical trials by the NMPA in March 2025. Now Phase II clinical trial is currently underway, and Phase III clinical trial is in preparation.
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
•
Other vaccines and antibodies Currently we are developing different types of vaccines and antibodies to prevent or treat more than 20 life-threatening diseases, which are under preclinical studies or have completed preclinical studies.

Research and Development

We have established a leadership position in the research and development of vaccines in China. Since our inception, we have successfully developed and marketed Healive, Bilive, Anflu, Panflu, Panflu.1, mumps vaccine, Inlive, varicella vaccine, QIV, PPV, sIPV and CoronaVac. Please see "— Our Products." We believe our R&D capabilities provide us with a key competitive advantage. We intend to focus our research and development efforts on developing vaccines and antibodies for infectious diseases and chronic diseases with significant unmet medical needs, as well as on pharmaceutical products with extensive market demand in China and other countries. We have undertaken nearly 80 national, provincial and ministerial science and technology R&D projects, received three national level technology awards, and published more than 180 SCI papers, many of which were published in top academic journals including New England Journal of Medicine, The Lancet, Science and Nature, etc. Furthermore, we also lead the Chinese branch of the BRICS Vaccine Research and Development Center. So far we have obtained 158 patents for our core technologies in China.

In 2008, we restructured our R&D team in Beijing to better utilize our scientific and personnel resources. In 2009, we built an R&D center of approximately 13,300 square feet in the campus of our Beijing headquarters to meet our R&D demand. In 2011, we built a lab of 6,778 square feet, which is focused on maintaining quality control of our pipeline products. In 2021, we moved pipeline product development to our new site in Daxing District of Beijing, where we also produce CoronaVac. Currently, we have 29,600 square meters of laboratories and a research and development team of around 600 people and have established an academic workstation, as well as a national-level post-doctoral scientific research workstation.

In order to achieve our R&D goal, part of our R&D strategy is to focus on in-house development while actively conducting in-depth collaborations with domestic and international partners focusing on joint product development and core technology breakthroughs. We have entered into collaborations with a group of leading universities, colleges and research institutes that have strong vaccine research capabilities and proven track records in China. Specifically, we have jointly built laboratories with the Institute of Biophysics and the Institute of Process Engineering of the Chinese Academy of Sciences. Our collaborations cover diverse dimensions including joint project development, basic research support, and talent co-cultivation, which have incubated a number of invention patents and high-level academic achievements. In most cases, we will own the commercial rights to the products that result from our existing R&D strategic collaborations.

The investment in R&D is one of our strategies, which, we believe, will ensure our future growth. Our research and development expenses were $270.7 million, $350.2 million, $478.7 million and $152.7 million in 2024, 2023, 2022 and 2021, respectively. We have obtained financial support from the PRC government to conduct preclinical and clinical research of vaccines for government-sponsored programs.

Sales and Marketing

Ours sales strategy is to expand our market share in China domestic market as well as strengthening our global presence, expand international sales and raise awareness of our products beyond China.

Chinese Mainland Domestic Market

Our sales strategy is strengthening our competitive edge in the private vaccine sales market in China while building on this strength to advocate for the expansion of the government-funded vaccine market in the government-paid market.

In 2018, we transitioned to a collaborative sales model integrating our sales team with third-party marketing agents. We have established a commercial and marketing management team, enhanced compliance oversight of third-party marketing agents, and expanded market coverage, strengthened our competitive position in the market, and improved the quality of customer services through professional and academic promotion activities. As of December 31, 2025, our marketing team covered 2,821 district CDC customers in 31 provinces and municipal cities in the Chinese mainland. Our marketing team is mainly responsible for developing marketing strategies for each product, providing medical education to health care professionals, maintaining customer relationships at the national and provincial level, facilitating provincial level bidding processes, development of the public market, as well as product related post-sales services and the support and management of third-party marketing promotion agents. We cooperate with more than 50 third-party marketing promotion agents, engaging approximately 1,000 marketing and promotional staff. The team of the third-party agents carries out business with CDC customers at district/county levels and point of vaccination (POVs) with our comprehensive support. In addition, we have taken the lead in placing commercial insurance compensation mechanism for adverse events response to vaccination nationwide in the private vaccine market and certain government sponsored programs to provide more professional services for CDC customers and end-users. We believe these efforts contributed to our reputation for quality and brand awareness in the Chinese vaccine market.

We continued to advance new product development and strengthen its product pipeline, while increasing related investments. In 2025, we successfully launched two new products. In July 2025, the combined hepatitis A and B vaccine, obtained drug re-registration approval and remains the only combined hepatitis A and B vaccine approved for marketing in China. In August 2025, the adsorbed tetanus vaccine received marketing approval from the NMPA. The launch of these products further enriched the Company's product portfolio and strengthened its presence in viral hepatitis prevention and trauma prevention.

Meanwhile, our key pipeline products continued to achieve phased progress. A Phase III clinical trial of the bivalent inactivated enterovirus vaccine is being conducted, and the Phase II trial of the quadrivalent inactivated enterovirus vaccine is underway and Phase III clinical trial is in preparation. The advancement of these projects supports the Company's continued strong position in the hand, foot and mouth disease prevention field.

In 2024, 2023, 2022 and 2021, our sales in the Chinese mainland accounted for 82.2%, 85.7%, 72.9% and 56.3%, respectively, of our total sales.

International Market

As of December 31, 2025, we had exported our vaccine products to nearly 80 countries beyond the Chinese mainland.

Hepatitis A vaccine: According to WHO Hepatitis A Vaccine Global Market Study dated February 2023, 59 countries have incorporated the Hepatitis A vaccine into national immunization programs. As of the end of 2025, our Hepatitis A vaccine products had been supplied to nearly 50 countries and regions worldwide, with cumulative deliveries exceeding 130 million doses.

Varicella vaccine: According to WHO immunization data, 56 countries have introduced the varicella vaccine into national immunization programs or for specific risk groups, with most of them being high-income and upper-middle-income countries. In 2025, our varicella vaccine recorded strong growth in overseas markets, driven mainly by expanding demand in Latin America and other middle-income countries. The growth was supported by new registrations in Argentina and Indonesia and long-term supply cooperation projects in Brazil, which further strengthened our presence in international public immunization markets.

Inactivated Polio Vaccine ("IPV"): The WHO recommends that all countries introduce at least two doses of IPV into their national immunization programs. Currently, 154 countries have introduced IPV. Our sIPV received WHO prequalification in 2022, enabling the vaccine to be procured by United Nations agencies such as UNICEF and the Pan American Health Organization (PAHO). We will continue to seek opportunities to supply our sIPV to low-income and lower-middle-income countries through international organizations by participating in UNICEF and PAHO IPV tenders, contributing to the Global Polio Eradication Initiative (GPEI) and expanding our presence in international public immunization markets.

Influenza vaccine: According to the WHO's influenza vaccine global market study in 2025, seasonal influenza demand is stable and highly concentrated in high-income and upper-middle-income countries, which together account for over 95% of seasonal influenza vaccine usage. We have delivered influenza vaccines to 14 countries. In 2025, our influenza vaccine exclusively won the Chilean government's national tender for seasonal influenza vaccines and was used in the country's national immunization program, covering approximately 8.3 million people, representing about 80% of the target population. We will continue to focus on improving influenza vaccine access in more middle-income countries.

To accelerate our global commercialization of our product portfolio, as well as strengthening our reputation for quality, we obtained WHO PQ for our hepatitis A vaccine in 2017, for our sIPV vaccine and varicella vaccine in 2022, and for our five-dose sIPV vaccine in 2024. In June 2021, our CoronaVac was approved for the WHO's EUL procedure.

We will continue to explore the commercial globalization of our product portfolio and develop products targeting potential international markets where we believe we can be successful.

Seasonality

Our business is highly seasonal. For example, the influenza season generally runs from November through May of the next year, and the largest percentage of influenza vaccinations is administered between September and November of each year in the Northern Hemisphere, and between March and May of each year in the Southern Hemisphere. As a result, we expect to realize most of our annual revenues from seasonal flu vaccines from August to October driven by Chinese domestic market. We expect this seasonality in our business to contribute to quarterly fluctuations in our operating results. In the first quarter, our strong winter-season sales are usually offset by the slow-down of business during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including CDCs and most departments in hospitals, are either closed or substantially reduce the level of their activities. Please see "Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — Our business is highly seasonal. This seasonality will contribute to our operating results fluctuating considerably throughout the year."

Suppliers

We obtain raw materials from local and overseas suppliers. We generally maintain at least two suppliers for each key raw material, with the exception of hepatitis B antigens we have used for Bilive production. We have sourced hepatitis B antigens entirely from Beijing Biological. Please see "Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed." Raw materials generally are in good supply and the prices we pay for them have remained stable. We target to maintain our gross margin in the event of rising raw materials costs by improving our production processes and technical methods.

Manufacturing, Safety and Quality Assurance

We have five manufacturing bases located in Haidian, Changping, Daxing districts of Beijing and Dalian in Liaoning province, as well as Chengdu in Sichuan province.

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

Our production site in Changping District, Beijing primarily consists of a filling and packaging facilities that complies with the new PRC GMP standards, as well as the EV-A71 production facility and the sIPV production facility. The EV-A71 vaccine production line has a designed annual capacity of 20 million doses and was granted the GMP certificate in January 2016. Our GMP compliant sIPV vaccine production line was built in 2017 with a designed annual production capacity of 40 million doses. Our sIPV vaccine production lines in Changping site passed GMP inspection by WHO for prequalification purpose in June 2022 and passed the second WHO qualification audit in August 2023.

In Daxing District, we have three COVID-19 vaccine production sites which can also be used for other products and one another production site for large-scale product production. The sites are in compliance with the new PRC GMP standards.

Our production site in Sinovac Dalian focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella. Our varicella vaccine production line was inspected by the Medical Products Administration of Liaoning Province, and a production license was granted in December 2019.

In 2024 we acquired Sinovac Chengdu through Sinovac LS, which has a manufacturing facility in place for the production of rabies vaccines. Sinovac Chengdu's rabies vaccines is currently waiting for the NMPA's NDA approval, and the manufacturing facility is expected to pass GMP inspection by June 2026.

Starting on December 1, 2019, the NMPA no longer issues GMP certificates for vaccine manufacturers and production facilities. Instead, the NMPA conducts routine GMP inspections throughout the year and inspection results would be communicated to vaccine manufacturers. Any inspection deficiencies would be required to be remediated by the manufacturers. As of the date of this annual report our production facilities described above are all in compliance with NMPA's GMP standards.

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

We have built a pharmacovigilance system, which includes organization structure, documentation, working procedures and SOPs. The organization structure indicates staff organization and their relevant duties and responsibilities. According to the requirements of the regulatory authorities, we regularly report the severe Adverse Event Following Immunization ("AEFI") in time. We summarize and analyze safety information coming from post-marketing surveillance, Phase IV clinical trials, safety studies and literatures, and to submit the Periodic Safety Update Reports to the regulatory authorities regularly. Meanwhile, we are also required to assist the regulatory authorities to investigate on the AEFIs and provide related information as required.

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

Collaborations

In August 2009, we entered into a patent license agreement with the National Institutes of Health ("NIH"), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies ("Biological Materials") to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (i) the expiration of all royalty obligations under the licensed rights where such rights exist and (ii) eight years after the first commercial sale by the company where such rights have existed but expired or have never existed, unless the agreement is terminated earlier per the provisions included therein.

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

In April 2022, we entered into a ten-year Biological Materials License Agreement, under which the NIH permits us to make and use the materials or licensed products within its research facilities, but not to sell them. We agreed to pay a non-creditable, non-refundable license issue royalty of $90,000 within 60 days of the execution of the agreement. We made royalty payments of $nil, $80,000, $90,000 and nil for the year ended December 31, 2024, 2023, 2022 and 2021, respectively.

In April 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the sIPV for distribution in China and other countries. The agreement has a term of 50 years.

We agreed to pay INTRAVACC up to $2.4 million (€1.5 million), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. We agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the agreement. We recorded royalty fee of $597,776 (€542,634), $134,245 (€124,117), $63,906 (€60,000) and $72,175 (€60,000) for the years ended December 31, 2024, 2023, 2022 and 2021, respectively.

In February 2022, we and the Institute of Biophysics of the Chinese Academy of Sciences ("CAS") entered into a five-year strategic cooperation agreement to establish a joint laboratory titled "Cutting-edge Technologies and Vaccine and Drug Development". The collaboration encompasses research on neutralizing antibody library system analysis, rational immunogenic design, and new vaccine research and development. The partnership leverages the Institute of Biophysics' long-standing and deep research expertise in the structure and function of biological macromolecules, together with our comprehensive vaccine development platform and strong industrialization capabilities. In addition, the "Sinovac Prize in Life Sciences" was established to recognize and support the research contributions of outstanding scientists at the Institute of Biophysics. During the collaboration, multiple research projects have been successfully translated, among which an RSV vaccine received clinical trial approval in February 2025. The parties have also jointly filed multiple Patent Cooperation Treaty patent applications, including "Respiratory Syncytial Virus F Protein and Use Thereof" and "Respiratory Syncytial Virus Neutralizing Antibody and Use Thereof." On the basis of the original cooperation agreement, two supplementary agreements were signed in October 2022 and December 2025, respectively. Under the terms of these agreements, the total contract amount is $8.35 million. We made collaboration funding payments and project selection costs of $1.74 million, $1.77 million and $1.49 million for the years ended December 31, 2024, 2023, and 2022, respectively.

In December 2022, we entered into a five-year agreement with the Institute of Process Engineering of the Chinese Academy of Sciences to establish a joint laboratory titled "Advancing Adjuvant & Delivery System to Eliminate Human Diseases." The laboratory focuses on research into recombinant protein vaccine adjuvants, mRNA vaccine delivery systems, and nasal spray and oral delivery system development. Under the agreement, the Institute of Process Engineering contributes its expertise in biomaterial development, vaccine delivery, and adjuvant systems, while we contribute funding, equipment, industrialization capabilities, and market translation expertise, with the aim of deepening R&D collaboration and advancing technological innovation in key areas including vaccines and new drugs. To date, technical breakthroughs have been achieved in vaccine delivery and adjuvant systems, laying an important foundation for subsequent product development. Multiple patents have also been jointly filed, including patents relating to "mucosal delivery water-in-oil emulsion adjuvant," "a tranexamic acid and its analog transdermal delivery technology," and "a retinol composition transdermal delivery technology." The cooperation period under the agreement is five years, with a total commitment of $2.78 million. We made collaboration funding payments of $0.56 million and $0.57 million for the years ended December 31, 2024 and 2023, respectively.

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries both within China and globally are intensely competitive and are characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. In 2010, the NMPA increased the quality standard of some vaccine products by issuing a new version of Pharmacopoeia. As a result, some vaccine products manufactured by multinational companies could no longer be sold in China. According to the NMPA, there are approximately 50 vaccine companies in China, of which we believe approximately 20 are our direct competitors for our non-COVID-19 vaccines.

Despite the introduction of private medical and healthcare insurance programs in China and the government vaccine purchase program's expanded vaccine list, most Chinese citizens must pay for vaccines out-of-pocket because these insurance programs do not typically cover vaccines and the government vaccine purchase program covers mainly selected products for infants and young children. We believe the consumer market for conventional products is both health-conscious and price-sensitive and accordingly would favor our products over both the cheaper vaccines with lower quality provided by local manufacturers and the more expensive vaccines with comparable quality manufactured by international competitors. Our competitors, both domestic and international, include large integrated multinational pharmaceutical, domestic state-owned entities and domestic private companies that currently engage in, have engaged in or may engage in, efforts related to the discovery and development of new biopharmaceuticals and vaccines. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. They are also more experienced in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Multiple vaccine products have been approved for sale worldwide. Many of these vaccine products are marketed by our major competitors in particular for hepatitis A, influenza, EV-A71, COVID-19 vaccine, varicella and sIPV. Specifically, with respect to the inactivated hepatitis A vaccine, we consider AIM Vaccine as a key competitor in China, and GSK and Merck Sharp & Dohme Corp. for the markets outside of China. The live attenuated hepatitis A vaccine manufacturers include Institute of Medical Biology - Chinese Academy of Medical Sciences ("IMBCAMS"), Pukang Biological Co., Ltd., and China National Biotec Group ("CNBG"). With respect to the influenza vaccines, we consider Hualan Vaccine Inc. and CNBG as key competitors in China, and Abbott Laboratories, Sanofi Pasteur S.A. as our major competitor for the markets outside China. With respect to the EV-A71 vaccines, we consider IMBCAMS and CNBG as our key competitors in China. With respect to the varicella vaccine, we consider Changchun BCHT Biotechnology Co., Ltd. and CNBG as key competitors in China. With respect to the 23-valent PPV, we consider CNBG, Walvax Biotechnology Co., Ltd. and Minhai Biotechnology Co., Ltd. as key competitors in China. For the inactivated polio vaccine, we consider IMBCAMS and CNBG as our key competitors in China. The main competitor of the tetanus vaccine is Chengdu Olymvax Biopharmaceuticals. And we have ceased production and supply of COVID-19 vaccine since the year of 2023.

We believe we hold several advantages over the PRC domestic competitors and multinational competitors in China. Generally, we believe that the principal competitive advantage in the markets for our products and product candidates include:

•
safety and efficacy profile;
•
brand reputation;
•
product supply; and
•
sales related services.

External Environment: Opportunities and Challenges

After the end of the COVID-19 pandemic, geopolitical conflicts and the impacts of climate and energy crises continue to affect certain countries, posing significant challenges to global health and healthcare systems. The most vulnerable populations remain disproportionately impacted. While the pandemic has driven growth and innovation in healthcare spending, investment, and technological advancements, it has also exposed global health disparities, intensified public health challenges, and further exacerbated macroeconomic issues and the climate crisis. We address to evolving landscape by collaborating with governments, regulators and industry partners to strengthen public health systems and deliver meaningful value to society.

Equitable access and outcomes for all is a key element and will require significant and disproportionate investment in underserved countries and regions. Public health systems need to be enhanced to think about success in the context of broader outcomes across health and wellness for individuals, communities, populations and systems over multiple years in the face of expected and unexpected circumstances. We recognize we need to foster innovative approaches in science and medicine needs to be cultivated, in particular in countries or regions where infrastructure and opportunities may not be as advanced. In 2024 we continued to expand our investments in vaccine partnerships in developing countries, with a strong focus on emerging markets such as Brazil, Indonesia, Vietnam, Türkiye and Colombia.

Aging populations are driving global demand for preventive healthcare solutions and changing the way healthcare is delivered worldwide. Changing demographics will contribute to rising demand for healthcare, which we can respond to by developing and investing in a pipeline of vaccines that will meet the needs across all age groups.

Strategic Progress in Türkiye: From Supply to Long-term Localization

Since 2013, we have actively engaged in the Turkish market by participating in hepatitis A vaccine tenders and exploring local production collaborations. By early 2025, our portfolio—comprising hepatitis A, COVID-19, influenza, and varicella vaccines—has become a cornerstone of the Turkish National Immunization Program, with tens of millions of doses delivered to date. A pivotal milestone in our international strategy is Keyvac, our joint venture established in 2021. With a $100 million investment, the Keyvac manufacturing facility has an annual capacity of 30 million doses and operates in strict compliance with WHO and EU GMP standards. Following its GMP certification in October 2023, the facility has supported licensing for the local production.

Growing Impact in Latin America: Technical Partnerships and Market Leadership

With over a decade of engagement in Latin America, 2025 marks a year of significant structural growth through high-level technical cooperation and critical procurement wins.

We have reached a historic milestone in Brazil by signing two Productive Development Policy ("PDP") projects with the Ministry of Health. In collaboration with local partners Instituto Tecpar and Eurofarma, we are establishing a robust vaccine industrial platform. This 10-year strategic partnership involves the supply of approximately 60 million doses of varicella and rabies vaccines, with a total contract value exceeding $700 million. As the largest and longest international order secured by a Chinese vaccine enterprise to date, this project embeds our technology into Brazil's Unified Health System (SUS) and National Immunization Program (PNI), significantly strengthening national health sovereignty.

Building on a supply history that dates back to 2013, we have further solidified our standing in the Chilean market. Following a successful tender process with the national procurement agency (Cenabast) in late 2024, we have been appointed as the exclusive provider of influenza vaccines for the 2025 national vaccination campaign. This exclusive win underscores the Chilean government's trust in our large-scale supply reliability and the proven efficacy of our vaccine portfolio.

Global Health Initiatives: A Vertical Integration Model for Global Health

From the operational success of Keyvac in Türkiye to the PDP initiatives in Brazil and our exclusive market position in Chile, we are pioneering a globally integrated model of "Local R&D + Local Production + Long-term Supply."

- From Supplier to Infrastructure Partner: We have evolved beyond the role of a vaccine vendor to become a foundational architect of local public health systems. Through seven-year supply frameworks in Türkiye and Chile, we are actively assisting sovereign nations in building self-sufficient immune barriers and reducing dependence on external imports.

- Driving Sustainable Growth through "China's Solutions": Moving forward, we remain committed to deepening our roots in global strategic hubs. By exporting high-quality manufacturing standards that align with international benchmarks, we ensure that life-saving vaccines are both accessible and affordable. This trust-based, technology-driven approach provides the company with a resilient and sustainable trajectory for international expansion.

Intellectual Property and Proprietary Technology

Protection of our intellectual property and proprietary technology is important to our business. We rely primarily on a combination of trademark, patent and trade secret protection laws in China and other jurisdictions, as well as employee and third-party confidentiality agreements to safeguard our intellectual property, know-how and brand. Our ability to protect and use our intellectual property rights in the development and commercialization of our technologies and products, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights is crucial to our long - term success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

We have a total of 158 issued patents and a number of pending patent applications related to our vaccines and antibodies in China.

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

We conduct our business using trademarks with various forms of the "Sinovac" and "科兴" brands, as well as domain names incorporating some or all of these trademarks.

We maintain 111 trademark registrations in China and countries and regions where we conduct business, including (i) "Sinovac", (ii) Sinovac's Chinese name and its logo, (iii) "Healive", its Chinese name and its logo, (iv) "Bilive" and its Chinese name, (v) "Anflu" and its Chinese name, (vi) "Panflu", its Chinese name and its logo, (vii) "PANFLU.1" and its Chinese name, (viii) "Inlive" and its Chinese name, (ix) "CoronaVac", its Chinese name and its logo, (x) "TetrAnflu" , (xi) "EraPolio", (xii) "PnuPreve", (xiii) "PROVARIX", (xiv) "VARINOVA", (xv)"克尔安提", (xvi)"科兴益道", and (xvii)"益道".

We have registered our own domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center.

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB6,982 million ($957 million) in 2024 to cover our property and facilities from claims arising from fire, earthquake, flood and a wide range of other natural disasters. We are carrying worldwide (excluding the United States, Canada and Europe) product liability insurance for the vaccines of Hepatitis A, TIV, QIV, EV-A71, Varicella, IPV in the year of 2024. We also carry product liability insurance for all of our products in the Chinese mainland. We maintain liability insurance to cover liability claims that may arise from the incidents relating to certain of the clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden."

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

Pre-clinical Studies. Pre-clinical studies include in-vitro laboratory evaluation of the product candidate, as well as in-vivo animal studies to assess the potential safety and efficacy of the product candidate. Non-clinical studies must be conducted in compliance with Good Laboratory Practice for Non-clinical Studies of Pharmaceuticals. With respect to vaccines, the pre-clinical studies should also comply with Technical Guidance for Pre-clinical Studies on Preventive Vaccines. We must submit a file package for investigational new drug ("IND") application to the Centers for Drug Evaluation. The applicant shall be provided with a decision on whether a consent is granted to conduct clinical study. If no decision is provided within 60 days, permission is deemed to have been granted. We cannot assure that submission of an IND will result in the Centers for Drug Evaluation allowing clinical trials to begin, after these trials commence, issues could arise that result in the suspension or termination of such clinical trials.

Communication Meeting. In order to improve review process of regulatory approval, the NMPA has set up a communication channel between the applicant and reviewing agencies. Applicant can discuss material safety issues during the human clinical study or significant technical issues arise during the development process with regulatory agencies. This kind of meetings can also be held at critical stages in the entire process of drug development, including before IND application, after the end of Phase II and before Phase III human clinical studies, or before NDA.

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

With respect to vaccines, we also have to comply with the NMPA's Requirements on Application for Clinical Trial of New Preventive Biological Products. The sample vaccine products must be tested by the National Institutes for Food and Drug Control (the "NIFDC") before they may be used in the clinical trials. We or the NMPA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.

After three phases of clinical trials, we apply for New Drug Application ("NDA"). We submit to the Centers for Drug Evaluation the NDA file package, which includes a clinical trial research report, pharmaceutical research data, and records of manufacturing and testing of three batches of products, to apply for the marketing authorization. For vaccines, we have to comply with the NMPA's Guidelines for Clinical Trial Report on Vaccines.

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

Regulatory Framework of the Vaccine Administration in the PRC

The PRC Vaccine Administration Law, China's first legislation dedicated to vaccine management, enable the regulators to close loopholes and rein in risks in vaccine management. In addition, the strategic position of the vaccine industry to the whole country and its welfare nature concerning the general public have been clearly recognized in the new law. The Chinese government will support the fundamental scientific research and commercialization research of vaccine products to encourage the development of innovation technologies and new vaccine products. The research and development, production and stockpiling of vaccine products preventing serious diseases will be part of the state strategy. The new law also makes it very clear that the PRC government will encourage the further consolidation of the vaccine industry so that manufacturers with large scale production capacities of more quality products, using more advanced technologies, could emerge. All of these new regulatory regimes to be established under the new law may largely boost the confidence of the public in vaccine products manufactured in China.

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

Classification of Vaccines

Vaccines refer to preventive biological products for human vaccination so as to prevent and control the occurrence and prevalence of diseases, including the Expanded Program of Immunization (EPI) and vaccines not covered by the immunization program (the "Private-Pay Market").

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

C. Organizational Structure

See "Item 3. Key Information – Corporate Structure."

D. Property, Plants and Equipment

We are headquartered in the Peking University Biological Industry Park in Haidian District in Beijing, with the total construction area of 122,203 square feet (11,353 square meters), of which approximately 24,434 square feet (2,270 square meters) are used as office space and approximately 97,769 square feet (9,083 square meters) are used for the production plant for Healive. We own the facilities on this site.

In August 2004, we signed two 20-year leases with SinoBioway Biotech Group Co. Ltd. ("SinoBioway"), pursuant to which we leased two buildings of approximately 36,156 square feet (3,359 square meters) and 13,347 square feet (1,240 square meters), respectively, located at the Peking University Biological Park in Beijing. We house our Anflu manufacturing and R&D center in these two buildings. One of the lease agreements was amended on August 12, 2010 to reflect an increase in the lease rental. In June 2007, we signed another 20-year lease with SinoBioway, in order to expand Sinovac Beijing's production facilities in our Shangdi site, pursuant to which we lease one building of approximately 37,168 square feet (3,453 square meters), located at Peking University Biological Park. Part of our administrative offices and filling facilities are located in this building until 2013. The filling facilities have been moved to Changping site since 2013, and the original filling facilities space is set up as the commercial production facility for our pneumococcal vaccines. On April 8, 2013, we entered into two supplemental agreements with SinoBioway, under which the expiration date of each of the two operating lease agreements was extended to April 7, 2033. The lease contract for 13,347 square feet (1,240 square meters) was terminated on September 30, 2025.

In September 2010, we entered into an agreement with SinoBioway, under which we lease a space of 6,781 square feet (630 square meters). The lease term is five years and we use it for our research and development function. On April 8, 2013, we entered into one supplemental agreement with SinoBioway, under which the expiration date of this operating lease agreement was extended to April 7, 2033. We terminated this lease agreement in September 2025 in light of SinoBioway's land development plan.

All these offices and production facilities in the Peking University Biological Industry Park are known as our Shangdi site. We have three production lines located at the Shangdi site. Our production line to manufacture flu vaccines including Anflu, QIV, Panflu and Panflu.1, interchangeably has an annual production capacity of approximately 80 million doses of Anflu.

In February 2010, we acquired a right to use approximately 312,379 square feet (29,021 square meters) of land located in Changping District, Beijing ("Changping Site") with five buildings with a total construction area of 1,025,627 square feet (95,284 square meters) for a total consideration of approximately RMB123.6 million. We had made all required payments by December 31, 2012. We built a new filling and packaging line, EV-A71 production facilities and a storage warehouse at the Changping site. In May 2013, the new filling and packaging facility at the Changping site was granted the GMP certificate, following which, we moved all the filling and packaging activities to the Changping site. The new storage warehouse was put into operation in December 2010. The EV-A71 vaccine production line at the Changping site has a designed annual capacity of 20 million doses and was granted the new GMP certificate in January 2016. In July 2016, we started to build our sIPV plant for bulk production at the Changping site with a capacity of approximately 40 million doses and we obtained an approval of sIPV from the NMPA in 2021. In 2021, we expanded the filling and packaging facilities to add additional filling and packaging lines and moved the storage to a leased warehouse. In July 2022, we commenced the construction of the Vaccine Quality Research Center in our Changping site. The Vaccine Quality Research Center has been completed and will be mainly used for the storage and quality control research during vaccines' full manufacturing process.

In 2023, our Influenza vaccine bulk production line in Daxing site passed GMP inspection and was put into use. It has a designed annual production capacity of 40 million doses, which increases our annual Influenza vaccine production capacity from 15 million to 55 million doses.

In November 2009, we entered into an agreement with Dalian Jin Gang Group to establish Sinovac Dalian. In January 2010, we established Sinovac Dalian which focuses on the research, development, manufacturing and commercialization of live-attenuated vaccines, such as varicella, and mumps vaccines for human use. Sinovac Dalian has nine existing buildings with a total construction area of 590,852 square feet (54,892 square meters), located at DD Port, Economic and Technical Development Zone, Dalian City, Liaoning province. Sinovac Dalian received its GMP certificate (2010 version) from the NMPA for its mumps vaccine in September 2012. The construction of a varicella vaccine production plant was completed in 2019. The production permit was granted in December 2019 after the Medical Products Administration of Liaoning Province's inspection of our varicella vaccine production line. The annual capacity of the varicella production line is 5 million doses. The construction of Building No.3 was completed in November 2020, and it was used for CoronaVac production on commission and can be used for future varicella vaccine production. Building No.3 has a total construction area of about 292,670 square feet (27,190 square meters) and it was first used in February 2021.

In 2009, we established Sinovac LS focusing on R&D. In 2020, Sinovac LS obtained a drug production license. Sinovac LS is mainly committed to the research and development, production and sales of our COVID-19 vaccine, CoronaVac, as well as the research and development of other new products. Sinovac LS is located in the biomedical industry base in Daxing District, Beijing, which has three production bases through direct ownership or lease. Our CoronaVac production sites are in compliance with the new PRC GMP standards. Sinovac LS had a rapid growth in 2020 and 2021, and in order to host future pipeline product manufacturing facilities, Sinovac LS also acquired an additional campus in the same area. As of the date of this annual report, Sinovac LS has a total construction area of 3,417,140 square feet (317,463 square meters) in the Daxing District.

In September 2022, we initiated the construction of a new industrialization base in Zhongguancun Life Science Park in Changping District of Beijing, which is designed to be a base for the industrialization of our high-tech achievements. It consists of seven main buildings, with a total construction area of about 1,300,667 square feet (120,836 square meters). The total investment amount is expected to exceed RMB1 billion. The construction of the buildings was completed in 2025. The base will serve as the generic technology platform, service platform and manufacturing base for frontier fields in biomedicine in China to accelerate the transformation of biomedical research achievements.

In October 2022, we acquired a land covering an area of 269,604 square feet (25,047 square meters) in Hangzhou, on which we carried out the construction of a factory, with a construction area of 766,939 square feet (71,251 square meters). At present, the main structure of the project has been completed, and we plan to complete the overall construction of the project in 2026.

In 2024 we acquired Sinovac Chengdu through Sinovac LS. Sinovac Chengdu entered into an agreement with Chengdu Bio-city Construction Co., Ltd., under which we lease a space of 154,440 square feet (14,348 square meters). The lease term is ten years, and we use it for our research and development function and vaccine production.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information — D. Risk Factors" or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines against infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against hepatitis A, hepatitis B, EV-A71, influenza viruses, mumps, varicella, pneumococcal, COVID-19, poliomyelitis and tetanus. The following table sets forth certain information on our commercialized products.

Products	Date of Approval
Healive	May 2002
Bilive	June 2005
Anflu	October 2005
Inlive	January 2016
Panflu(1)	April 2008
Panflu.1(1)	September 2009
Mumps	September 2012
Varicella	December 2019
Quadrivalent influenza	June 2020
Pneumococcal polysaccharide	December 2020
CoronaVac	February 2021
sIPV	June 2021
Adsorbed Tetanus Vaccine	August 2025

(1)
We sold all of our Panflu and Panflu.1 products to the PRC government. Our sales of Panflu and Panflu.1 depend on the completion of government audit on our fulfillment to the stockpiling order.

Our Proprietary Rights

Healive was co-developed by Tangshan Yian and the NIFDC. In April 2001, Tangshan Yian contributed its proprietary rights to Healive to Sinovac Beijing as its capital contribution. In 2002, the NIFDC, Tangshan Yian and Sinovac Beijing agreed that Sinovac Beijing owned the right to market and sell Healive, and that Sinovac Beijing was required to pay the NIFDC approximately $1 million for the Healive technology consulting fee that Tangshan had not paid by that time. We obtained Healive's new drug certificate from the NMPA in December 1999, the production license in May 2002, and final PRC regulatory approval for production of Healive in May 2002. Production of Healive commenced in July 2002.

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

In March 2003, Sinovac Beijing acquired the proprietary rights to Anflu from Tangshan Yian at the vendor's cost. In November 2004, we completed the acquisition of 100% of the shares of Tangshan Yian. We received final PRC regulatory approval for the production of Anflu in October 2005. The cost of the proprietary rights to Anflu was expensed as purchased in-process research and development.

Sinovac Beijing started to research and develop the H5N1 vaccine in 2004. In 2004, Sinovac Beijing entered into an agreement with the National Institute for Biological Standards and Controls ("NIBSC"), an England based laboratory under the WHO, on transferring the H5N1 virus strain. According to the agreement, Sinovac Beijing as the recipient would receive the materials and information from NIBSC. The agreement indicated that Sinovac Beijing can only use received materials and information for academic in-house research purposes and Sinovac Beijing shall negotiate with the owner of reverse genetics technology pertaining to virus strain for any commercial purpose. In April 2008, Sinovac Beijing received a production license for H5N1 from the PRC government and started to produce H5N1 vaccines for the government-stockpiling program in June 2008.

In 2011, we licensed from MedImmune certain rights to use patented reverse genetics technology pertaining to virus strain production for H5N1 influenza vaccine. We agreed to pay an upfront license fee, milestone payments up to an aggregate of $9.9 million based upon the achievement of cumulative net sales of licensed products in China , as well as royalty payments in single digit of net sales of the licensed products in China (including Hong Kong and Macau). On August 15, 2012, we entered into amended agreements with MedImmune to update the effectiveness of each agreement, with termination before or in May 2021. The license fee and royalties of $3.4 million accrued in 2011 was paid in 2012. No royalties were incurred for the years ended December 31, 2024, 2023, 2022 and 2021.

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

We have the technology platforms of inactivation, attenuated, recombinant, vector and mRNA, focusing on vaccine and antibody research. Our pipeline consists of vaccine candidates and antibody candidates in the clinical and pre-clinical development phases in China, as follows:

Adsorbed Tetanus Vaccine. Tetanus is a specific infection in which Clostridium tetanus invades the body through skin or mucosal wounds, grows and multiplies in a hypoxic environment, and produces toxins that cause muscle spasms. Adsorbed Tetanus Vaccine is mainly used for people with a higher chance of experiencing trauma, also for the prevention of maternal and neonatal tetanus in pregnant women. Our Adsorbed Tetanus Vaccine was approved for clinical studies by the NMPA in June 2021. Our Adsorbed Tetanus Vaccine has progressed to Phase I/III clinical trial in 2023, and was completed in April 2024. Our Adsorbed Tetanus Vaccine was approved for market launch by the NMPA in August 2025.

Rabies Vaccine (Serum Free Vero Cell) for Human Use, Freeze-Dried. Rabies is a fatal viral infection caused by the rabies virus, which is typically transmitted through the bite or scratch of an infected animal. The virus attacks the central nervous system, leading to severe neurological symptoms and death if not prevented in time. The Rabies Vaccine (Serum Free Vero Cell) for Human Use is used for pre-exposure prophylaxis in high-risk populations (such as veterinarians, animal handlers, and travelers to endemic areas) and post-exposure vaccination to prevent rabies after potential exposure. Our Rabies Vaccine (Serum Free Vero Cell) for Human Use, Freeze-Dried was approved for clinical studies by the NMPA in March 2021. The vaccine progressed to Phase I/III clinical trials in August 2021 and was completed in September 2022. Currently, our Rabies Vaccine is in the NDA Phase and is estimated to be approved by June 2026. Furthermore, the vaccine has progressed to international Phase II clinical trial in Pakistan, and expect to complete in the middle of 2026.

Pneumococcal conjugate vaccine (13-valent, PCV13; 24-valent, PCV24). Pneumococcal disease is a serious infection caused by Streptococcus pneumonia bacteria, which can infect the sinuses and inner ear. In some cases, the bacteria can infect the lungs, blood, and brain, and these conditions can be fatal. PCV13 and PCV24 contain 13 or 24 different types of pneumococcal bacteria, respectively, which effectively prevents children (> 6 weeks old) and adults from the infection of Pneumococcal bacteria. Our PCV13 is currently in Phase III trial, and PCV24 was approved for clinical study by the NMPA in March 2024, and Phase I/II trial is underway.

Meningococcal Conjugate Vaccine (Group ACYW135; Group ACYW135X). Meningococcal meningitis, also known as epidemic cerebrospinal meningitis, is an acute purulent central nervous system infection caused by Neisseria meningitidis, or meningococcus. Humans are the only natural host of Neisseria meningitidis, and the disease is characterized by sudden onset, high transmissibility, rapid progression, high mortality, and a high rate of latent infection. This Group ACYW135 vaccine is a quadrivalent meningococcal vaccine containing polysaccharides from serogroups A, C, W, and Y conjugated to a CRM197 carrier protein, which protects against four types of meningococcal bacteria (types A, C, W, and Y). Similarly, this Group ACYW135X vaccine is a pentavalent meningococcal vaccine, with an additional polysaccharide from serogroup X. The vaccine effectively prevents younger children (as young as 2 months old) and teens from meningococcal disease. Our Group ACYW135 Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in April 2023, and Phase II trial is underway and Phase III clinical trial is in preparation. Our Group ACYW135X Meningococcal Conjugate Vaccine was approved for clinical studies by NMPA in May 2025, and Phase I trial is currently underway.

Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). Rotavirus is a highly contagious virus that causes severe watery diarrhea, vomiting, fever, and abdominal pain, which spreads easily among infants and young children. The Reassortant Rotavirus Vaccine is an orally administered vaccine used for prevention of rotavirus gastroenteritis in infants caused by rotavirus infection of six serotypes. Our Reassortant Rotavirus Vaccine was approved for clinical study by the NMPA in January 2024, Phase II trial is underway, and Phase III clinical trial is in preparation.

Enterovirus Vaccine (Vero Cell), Inactivated (Bivalent: EV-A71 and CV-A16; Quadrivalent: EV-A71, CV-A16, CV-A10 and CV-A6). Hand, foot, and mouth disease (HFMD) is a contagious viral infection caused by Enterovirus or Coxsackievirus, with symptoms of fever, malaise, skin rash, sore throat, and small blisters that ulcerate, and few with severe symptoms of viral encephalitis, brainstem encephalitis, pulmonary edema, acute flaccid paralysis, and even death. The Bivalent Enterovirus Vaccine can prevent infants and younger children from being infected EV-A71 and CV-A16, the two main pathogens associated with HFMD. Our Bivalent Enterovirus Vaccine was approved for clinical study by the NMPA in July 2023, and Phase III trial is underway. The Quadrivalent Enterovirus Vaccine can prevent infants and younger children from being infected by EV-A71, CV-A16, CV-A10 and CV-A6, the majority of pathogens associated with HFMD and herpangina. Our Quadrivalent Enterovirus Vaccine was approved for clinical study by the NMPA in December 2024, the Phase II trial is underway, and Phase III clinical trial is in preparation.

Lyophilized Herpes Zoster Virus mRNA Vaccine. Herpes zoster is a contagious viral infection resulting from varicella-zoster virus (VZV) reactivation, characterized by painful dermatomal rash, blisters, and severe neuropathic pain. The Lyophilized Herpes Zoster Virus mRNA Vaccine is a novel nucleic acid-based vaccine designed to prevent herpes zoster (shingles) caused by varicella-zoster virus (VZV) in elderly populations. The vaccine was approved for clinical study by the NMPA in December 2024, and Phase I trial is currently underway.

Lyophilized Respiratory Syncytial Virus (RSV) mRNA Vaccine, respiratory syncytial virus (RSV) is highly contagious, which can infect people of all ages. It usually causes cold-like symptoms in adults but usually recovers in 1-2 weeks. However, for infants, the elderly and immunocompromised people may develop serious lower respiratory tract infections, such as bronchiolitis and pneumonia. The lyophilized respiratory syncytial virus (RSV) mRNA vaccine is a novel nucleic acid-based vaccine for the prevention of lower respiratory diseases that occur by RSV infection in people over 60 years old. Our RSV mRNA vaccine was approved for clinical trials by the NMPA in February 2025, and Phase I trial is currently underway.

Recombinant Herpes Zoster Virus Vaccine (CHO cell). Herpes zoster is a contagious viral infection resulting from varicella-zoster virus (VZV) reactivation, characterized by painful dermatomal rash, blisters, and severe neuropathic pain. The recombinant vaccine is designed to prevent herpes zoster (shingles) caused by varicella-zoster virus (VZV) in elderly populations. Our recombinant vaccine was approved for clinical study by the NMPA in November 2025 and Phase I trial is in preparation.

Fully Human Anti-Tetanus Toxin Monoclonal Antibody. Tetanus is an extremely serious and potentially fatal disease caused by neurotoxins secreted by Clostridium tetanus that invade the human body through the skin or mucosal tissue. The symptom feature is muscle spasm, which may induce generalized tonic seizures and lead to various complications. The Tetanus Monoclonal Antibody is a novel recombinant anti-tetanus toxin monoclonal antibody drug intended for emergency prevention of tetanus in adults. Our Tetanus Monoclonal Antibody was approved for clinical trials by the NMPA in March 2025. Now Phase II clinical trial is currently underway, and Phase III clinical trial is in preparation.

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

Other vaccines and antibodies. Currently we are developing different types of vaccines and antibodies to prevent or treat more than 20 life-threatening diseases, which are under preclinical studies or have completed preclinical studies.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. Government grants for specific R&D are recorded as deferred government grants upon receipt and are recognized as government grants when the conditions are met. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of operations and comprehensive income (loss), or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. We received government grants that were deferred in the amount of $0.6 million (RMB5.6 million), $7.6 million (RMB57.7 million), $6.0 million (RMB48.2 million) and $4.4 million (RMB26.1 million) in 2024, 2023, 2022 and 2021, respectively. We recognized $8.6 million (RMB61.7 million) in the consolidated statements of operations and comprehensive income (loss) in 2024 (2023 - $22.8 million (RMB161.7 million), 2022 - $11.0 million (RMB73.7 million), 2021 - $8.6 million (RMB55.4 million)), including both amounts recognized from deferred government grants upon conditions were met and amounts received without conditions and directly recorded in consolidated statements of operations and comprehensive income (loss).

Deferred government grants included the following:

Government grants for property, plant and equipment

We have five deferred government grants related to property, plant and equipment. We have fulfilled the conditions attached to four of these grants as of the end of 2024 $0.7 million (RMB5.1 million) will be amortized in the next 12 months which was included in the current portion of deferred government grant and $3.6 million (RMB26.3 million) will be amortized after the next 12 months which was included in the non-current portion of deferred government grants.

Government grants for research and development

We have ten deferred government grants related to various research and development projects. We expect to fulfil the conditions attached to seven grants in the next 12 months and recorded $1.0 million (RMB7.5 million) as the current portion of deferred government grants, while the remaining four grants' conditions are expected to be fulfilled after the next 12 months with the amount of $1.2 million (RMB9.0 million) and was recorded in the non-current portion of deferred government grants as of December 31, 2024 .

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of operations and comprehensive income (loss) data	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
	(in thousands except share and per share data)
Sales	$361,374	$470,170	$1,473,427	$19,365,354
Cost of sales(1)	140,688	146,853	658,192	988,920
Gross profit	220,686	323,317	815,235	18,376,434
Operating expenses:
Selling, general and administrative expenses(1)	420,922	598,250	836,138	602,148
Provision for credit losses	12,306	2,638	4,268	2,967
Research and development expenses(1)	270,661	350,187	478,690	152,697
Loss on disposal and impairment of property, plant and equipment	30,279	108,722	5,884	977
Government grants recognized in income	(7,947)	(22,497)	(760)	(725)
Total operating expenses	726,221	1,037,300	1,324,220	758,064
Operating income (loss)	(505,535)	(713,983)	(508,985)	17,618,370
Interest and financing expenses	(5,637)	(4,941)	(1,264)	(2,836)
Interest income	29,073	87,122	157,381	102,568
Share of earnings (losses) from equity method investments	(2,700)	(11,461)	7,762	2,628
Other income (expense), net	527,636	558,776	296,622	(153,021)
Income (loss) before income taxes	42,837	(84,487)	(48,484)	17,567,709
Income tax expense	(2,181)	(36,371)	(11,483)	(3,447,936)
Net income (loss)	40,656	(120,858)	(59,967)	14,119,773
Less: (loss) income attributable to non-controlling interests	(50,249)	(107,367)	(74,434)	5,997,591
Net income (loss) attributable to common shareholders of Sinovac	90,905	(13,491)	14,467	8,122,182
Comprehensive (loss) income	(193,820)	(389,789)	(935,423)	14,312,045
Less: comprehensive (loss) income attributable to non-controlling interests	(140,337)	(214,146)	(419,123)	6,080,227
Comprehensive (loss) income attributable to shareholders of Sinovac	$(53,483)	$(175,643)	$(516,300)	$8,231,818

(1)
Includes share-based compensation of $nil, $nil, $nil and $7.7 million in 2024, 2023, 2022 and 2021, respectively.

Sales

Revenues from sales represent: (1) the invoiced value of goods, net of value added taxes, and provisions for sales returns. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives." We recognize revenues when control of promised goods is transferred to our customers in an amount of consideration of which we expect to be entitled to in exchange for the goods, and we can reasonably estimates return provision for the goods; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the products have expired and passed government inspection or are delivered per government instruction.

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

In the private and export market, we set our price based on our production cost, the price of competitive products and acceptance level of procurement agencies and patients. We also adjust our product price according to changes in the external environment to balance sales volume and gross profit, and ultimately to maximize sales profit margins.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
	(in thousands)
EPI	$50,362	$46,481	$695,835	$10,552,058
Private Pay	246,641	356,476	378,855	347,600
Export	64,371	67,213	398,737	8,465,696
Total sales	$361,374	$470,170	$1,473,427	$19,365,354

Cost of sales

Our cost of sales primarily consists of finished goods sold, which including direct materials, direct labor and overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of work in process and finished goods, and expensed as cost of sales when finished goods are sold. Costs incurred while production lines are not fully utilized are recorded as unutilized manufacturing cost, and we recorded $17.2 million unutilized manufacturing cost in 2024 primarily due to lower production volume of influenza vaccine and varicella vaccine. We recorded $17.3 million unutilized manufacturing cost in 2023 primarily due to lower production volume of Anflu, sIPV and COVID-19 vaccines. We recorded $98.2 million unutilized manufacturing cost in 2022 primarily due to lower production volume of COVID-19 vaccine. We recorded $9.0 million unutilized manufacturing cost in 2021 primarily due to lower production volume of influenza vaccine and EV-A71 vaccine. We produce our products and conduct the final product packaging in-house.

Our production capacities have not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Selling, general and administrative expenses

Selling and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with marketing activities and shipping. Selling expense was $131.8 million in 2024, decreasing from $179.0 million in 2023, $257.1 million in 2022, and $401.8 million in 2021, due to reduced sales activities in 2024, accounting for 36.5% of total revenue in 2024.

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and human resources. Other significant costs include facilities costs, professional fees for accounting and legal services.

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

The table below sets forth a breakdown of research and development expenses by product candidates:

	Year ended December 31
Research and Development Expenses	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
	(in millions)
Rabies vaccine for human use	$45.6	$28.4	$12.7	$2.1
Pneumococcal conjugate vaccine	43.2	44.1	43.1	18.7
Pentavalent DTaP-IPV/Hib combination vaccine	33.8	93.2	42.1	16.3
Reassortant rotavirus vaccine	27.8	11.8	5.2	3.7
Group ACYW135 meningococcal conjugate vaccine	21.6	29.2	11.7	0.2
Lyophilized Respiratory Syncytial Virus mRNA Vaccine	17.5	8.9	2.7	—
Bivalent enterovirus vaccine	13.7	6.7	8.0	1.2
COVID-19 vaccine	8.6	48.7	265.3	56.9
Lyophilized Herpes Zoster Virus mRNA Vaccine	8.1	5.1	1.6	1.1
Anflu vaccine	5.6	15.4	12.0	12.0
Others(1)	45.2	58.7	74.3	40.5
Total Research and Development Expenses	$270.7	$350.2	$478.7	$152.7

(1) Includes research and development expenses on other product candidates at preliminary stage.

Taxes and incentives

Our Chinese Mainland Subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of our Chinese Mainland Subsidiaries. Accordingly, income tax returns filed by our Chinese Mainland Subsidiaries for tax years beginning in 2016 remain open to examination by tax authorities.

Effective from January 1, 2008, the PRC's statutory income tax rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as an HNTE. Each of Sinovac Beijing and Sinovac Dalian reconfirmed its HNTE status in 2020 and 2023, respectively for a period of three years each time. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing and Sinovac Dalian are entitled to a reduced EIT rate of 15% from 2020 to 2025. Sinovac LS confirmed its HNTE status in 2020 for a period of three years. Although the HNTE status was reconfirmed in 2023, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure in meeting these criteria could result in the entity losing its HNTE status. Our other Chinese Mainland Subsidiaries are subject to EIT at the statutory rate of 25%.

We determine deferred taxes for each tax-paying entity in each tax jurisdiction.

We evaluate our valuation allowances requirements at each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When a change in circumstances causes a change in management's judgment about the ability to realize deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

Tax losses of our Chinese Mainland Subsidiaries in the amount of $1,048.1 million (RMB7,650.3 million) as of December 31, 2024 will expire from 2025 to 2029, if not utilized. Tax losses of our Chinese Mainland Subsidiaries in the amount of $719.1 million (RMB5,105.4 million) as of December 31, 2023 will expire from 2024 to 2028, if not utilized. Tax losses of our Chinese Mainland Subsidiaries in the amount of $94.1 million (RMB648.8 million) as of December 31, 2022 will expire from 2023 to 2027, if not utilized. Tax losses of our Chinese Mainland Subsidiaries in the amount of $50.8 million (RMB323.5 million) as of December 31, 2021 will expire from 2022 to 2026, if not utilized.

We continue to monitor and evaluate legislative developments related to the Global Anti-Base Erosion Proposal Regime established by OECD Pillar Two framework. The OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis, which became effective in many jurisdictions in which we operate starting January 1, 2025. To date, such legislation has not materially impacted our consolidated financial statements.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Sales. Total sales in 2024 decreased to $361.4 million from $470.2 million in 2023. The decrease was mainly due to decrease in sales volume of quadrivalent influenza vaccines caused by intense competition and decrease in mumps vaccine production.

Gross Profit. Gross profit in 2024 decreased to $220.7 million from $323.3 million in 2023. Gross margin percentage decreased from 68.8% in 2023 to 61.1% in 2024, primarily due to selling price decrease net of our efforts in cost reduction and efficiency improvement.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2024 decreased to $420.9 million from $598.3 million in 2023. The decrease was mainly due to lower salaries and benefits resulting from less headcounts and lower expenses incurred in relation to the establishment of a long-term employee incentive plan in 2022 (the "Employee Incentive Plan"), as well as lower marketing, promotional and logistic costs due to reduced sales activities.

Research and Development Expenses. Research and development expenses in 2024, primarily representing expenditures on the advancement of pipeline vaccines, slightly decreased to $270.7 million in 2024 from $350.2 million in 2023.

Interest and Financing Expenses. Interest and financing expense increased to $5.6 million in 2024 from $4.9 million in 2023, primarily due to more bank loan outstanding balances as of December 31, 2024.

Other Income. We recorded net other income of $527.6 million in 2024 and $558.8 million in 2023, primarily due to $482.1 million and $449.3 million investment income earned in 2024 and 2023, respectively, from investment products issued by financial institutions.

Income Tax Expense. Income tax expense decreased to $2.2 million in 2024 from $36.4 million in 2023, the decrease is primarily due to reversal of deferred tax liabilities in 2024.

Net Income (Loss). Net income was $40.7 million in 2024, compared to net loss of $120.9 million in 2023. Net income attributable to common shareholders of Sinovac Antigua was $90.9 million in 2024, compared to net loss attributable to common shareholders of Sinovac Antigua of $13.5 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Sales. Total sales in 2023 decreased to $470.2 million from $1.5 billion in 2022. The decrease was mainly due to the decreased sales of COVID-19 vaccine, as we had minimal deliveries of COVID-19 vaccines in 2023 and the revenue of COVID-19 vaccines decreased by $1.0 billion in 2023 compared to 2022.

Gross Profit. Gross profit in 2023 decreased to $323.3 million from $815.2 million in 2022. Gross margin percentage increased to 68.8% in 2023 from 55.3% in 2022, primarily because there was a higher proportion of revenue generated from COVID-19 vaccines sales in 2022 but at a lower gross profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2023 decreased to $598.3 million from $836.1 million in 2022. The decrease was mainly due to lower salaries and benefits resulting from less headcounts and lower expenses incurred in relation to the Employee Incentive Plan, as well as lower marketing, promotional and logistic costs due to reduced sales activities.

Research and Development Expenses. Research and development expenses in 2023, primarily representing expenditures on the advancement of pipeline vaccines, decreased to $350.2 million in 2023 from $478.7 million in 2022.

Interest and Financing Expenses. Interest and financing expense increased to $4.9 million in 2023 from $1.3 million in 2022, primarily due to more bank loan outstanding balances as of December 31, 2023.

Other Income. We recorded net other income of $558.8 million in 2023 and $296.6 million in 2022, primarily due to $449.3 million and $118.8 million investment income earned in 2023 and 2022, respectively, from investment products issued by financial institutions.

Income Tax Expense. Income tax expense was $36.4 million in 2023, compared to $11.5 million in income tax expense in 2022, primarily due to the decrease of deferred tax liabilities reversal in 2023.

Net Income (Loss). Net loss was $120.9 million in 2023, compared to net loss of $60.0 million in 2022. Net loss attributable to common shareholders of Sinovac Antigua was $13.5 million in 2023, compared to net income attributable to common shareholders of Sinovac Antigua of $14.5 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Sales. Total sales in 2022 decreased to $1.5 billion from $19.4 billion in 2021. The decrease was mainly due to the decreased sales of COVID-19 vaccine, as we had less deliveries of COVID-19 vaccines in 2022 and the revenue of COVID-19 vaccines decreased by $17.9 billion in 2022 compared to 2021.

Gross Profit. Gross profit in 2022 decreased to $815.2 million from $18.4 billion in 2021. Gross margin percentage decreased to 55.3% in 2022 from 94.9% in 2021, primarily because there was a higher proportion of revenue generated from COVID-19 vaccines sales in 2021 with a higher gross profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $836.1 million in 2022 from $602.1 million in 2021. The increase was mainly due to the establishment of the Employee Incentive Plan following our successful COVID-19 campaign offset by lower selling expense due to reduced sales .

Research and Development Expenses. Research and development expenses in 2022, primarily representing expenditures on the advancement of pipeline vaccines, increased to $478.7 million in 2022 from $152.7 million in 2021.

Interest and Financing Expenses. Interest and financing expense decreased to $1.3 million in 2022 from $2.8 million in 2021.

Other Income. We recorded net other income of $296.6 million in 2022, primarily due to $118.8 million investment income mainly earned from investment products issued by financial institutions. We recorded net other expense of $153.0 million in 2021, primarily due to $143.0 million of donation expense.

Income Tax Expense. Income tax expense was $11.5 million in 2022, compared to $3.4 billion in income tax expense in 2021, primarily due to we had less revenue of COVID-19 vaccines and taxable income in 2022.

Net Income (Loss). Net loss was $60.0 million in 2022, compared to net income of $14.1 billion in 2021.Net income attributable to common shareholders of Sinovac Antigua was $14.5 million in 2022, compared to net income attributable to common shareholders of Sinovac Antigua of $8.1 billion in 2021.

B. Liquidity and capital resources

To date, we have financed our operating and investing activities through cash flows from operations, bank borrowings and cash provided by financing activities. As of December 31, 2024, 2023, 2022 and 2021, our cash and cash equivalents and restricted cash were $0.6 billion, $1.1 billion, $3.9 billion and $11.6 billion, respectively.

Based on our current business plan, we believe that our existing capital resources is sufficient to meet our cash requirements to fund planned operations and other commitments for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may need additional capital to upgrade or expand our production capabilities, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future."

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
	(in thousands)
Net cash (used in) provided by operating activities	$(56,891)	$138,645	$(798,117)	$15,321,913
Net cash provided by (used in) investing activities	456,359	(2,699,051)	(6,094,258)	(2,975,466)
Net cash used in financing activities	(823,950)	(88,554)	(299,529)	(1,912,610)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(102,423)	(108,846)	(540,928)	135,719
(Decrease) increase in cash and cash equivalents and restricted cash	(526,905)	(2,757,806)	(7,732,832)	10,569,556
Cash and cash equivalents and restricted cash, beginning of year	1,129,122	3,886,928	11,619,760	1,050,204
Cash and cash equivalents and restricted cash, end of year	$602,217	$1,129,122	$3,886,928	$11,619,760

Operating Activities

Net cash used in operating activities was $56.9 million in 2024, compared to net cash provided by operating activities of $138.6 million in 2023. The increase in cash outflows was primarily attributable to payment made for the Employee Incentive Plan.

Net cash provided by operating activities was $138.6 million in 2023, compared to net cash used in operating activities of $798.1 million in 2022. The increase in cash inflows was primarily due to increases in income tax payable, and accounts payable and accrued liabilities, driven by reduction in refundable income tax and changes in the timing of payments to vendors.

Net cash used in operating activities was $798.1 million in 2022, compared to net cash provided by operating activities of $15.3 billion in 2021. The increase in cash outflows was primarily attributable to payment made for increased research and development expenses and the Employee Incentive Plan.

Investing Activities

Net cash provided by investing activities was $456.4 million in 2024. We primarily generated proceeds from the maturity and sales of debt and equity securities, which exceeded the amount of new securities purchased during the year. These net inflows were partially offset by capital expenditures for property, plant and equipment, as well as the acquisition of Sinovac Chengdu.

Net cash used in investing activities was $2.7 billion in 2023, primarily reflecting our continuous investments in debt and equity securities, property, plant and equipment, and equity method investments.

Net cash used in investing activities was $6.1 billion in 2022. We primarily invested in debt and equity securities, property, plant and equipment, and equity method investments.

Financing Activities

Net cash used in financing activities was $824.0 million in 2024, primarily driven by dividend distributions of $947.0 million from subsidiaries to non-controlling shareholders, which were partially offset by proceeds from bank loans.

Net cash used in financing activities was $88.6 million in 2023, primarily driven by dividend distributions of $328.1 million from subsidiaries to non-controlling shareholders, which were substantially offset by proceeds from bank loans.

Net cash used in financing activities was $299.5 million in 2022, primarily driven by dividend distributions of $247.4 million from subsidiaries to non-controlling shareholders.

Accounts Receivable

Our total accounts receivable, including other receivables was $306.6 million as of December 31, 2024, decreasing from $424.9 million, $486.6 million, and $942.7 million as of December 31, 2023, 2022, and 2021, primarily because more receivables were collected on sales made in prior years and lower revenue in 2024. Our average accounts receivable turnover time in 2024 was 378 days, compared to 351 days in 2023, 174 days in 2022, and 11 days in 2021.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivables is summarized as follows:

	Year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
	(in thousands)
Aging within one year, net of allowance for credit losses	$214,548	$326,404	$396,629	$893,328
Aging greater than one year, net of allowance for credit losses	86,339	84,113	70,720	20,803
Trade receivable, net	$300,887	$410,517	$467,349	$914,131

Borrowings

As of December 31, 2024, we had $211.9 million in short-term bank loans and current portion of long-term bank loans, offset by $335.3 million cash and cash equivalents, resulting in a liquid assets balance of $123.4 million, compared with $1.1 billion at the end of December 31, 2023, $3.9 billion at the end of December 31, 2022, $11.6 billion at the end of December 31, 2021. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2024:

Type	Amount	Annual Interest Rate	Maturity Date	Purpose
Bank loan from China Everbright Bank (a)	$3.6 million	2.85%	November 16, 2028	Purchase of property, plant and equipment
Bank loan from China Merchants Bank (b)	$152.7 million	2.8% to 3.20%	January 24, 2026	To support the Company's daily operation
Bank loan from Bank of Beijing (c)	$95.8 million	2.65% to 2.90%	April 28, 2026	To support the Company's daily operation
Bank loan from China Construction Bank (d)	$107.7 million	2.55% to 3.12%	November 28, 2043	Purchase of property, plant and equipment and daily operation
Bank loan from Bank of China (e)	$11.6 million	2.25% to 3.65%	April 13, 2026	To support the Company's daily operation
Bank loan from Bank of Chengdu (f)	$2.1 million	3.45% to 4.1%	March 14, 2025	To support the Company's daily operation
Bank loan from Chengdu Rural Commercial Bank (g)	$1.4 million	4.10%	March 14, 2025	To support the Company's daily operation
Bank loan from China Minsheng Banking (h)	$1.0 million	3.60%	March 19, 2025	To support the Company's daily operation

(a) On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $27.4 million (RMB200 million) with China Everbright Bank to finance its purchase of property, plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis points above the prime rate of a five-year term loan published by the People's Bank of China, at 5.88% in November 2020, at 95 basis points above such prime rate, at 5.25% in November 2022, and at 145 basis points below such prime rate, at 2.85% in May 2023. Principal installment repayments began in 2023 and shall be fully paid by November 16, 2028. As of December 31, 2024, $0.8 million (RMB6 million) is recorded in bank loans due within one year and $2.8 million (RMB20 million) is recorded in long-term bank loans. Certain construction in progress, properties, and machinery and equipment of Sinovac Dalian have been pledged as collateral, with a contractually agreed collateral value of $18.8 million (RMB137 million). The facility was guaranteed by Dalian Jin Gang Group, who covers all amounts due under the credit facility, including principal, interest, and related costs.

On March 1, 2021, Sinovac Dalian entered into a maximum credit facility of $2.7 million (RMB20 million) with China Everbright Bank to finance its working capital, with a term from March 1, 2021 to February 28, 2022. The loans bore an annual interest rate of 5.22%. The principal was fully repaid in 2022. The facility was guaranteed by Dalian Jin Gang Group, who covers all amounts due under the credit facility, including principal, interest, and related costs.

(b) On January 12, 2023, Sinovac LS entered into a maximum credit facility of $205.5 million (RMB1,500 million) with China Merchants Bank to support its daily operation. The loans bear an annual interest rate at 60 to 85 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.8% to 2.85%. Principal installment repayments began in 2023 and shall be fully paid by January 24, 2026. As of December 31, 2024, $102.7 million (RMB750 million) is recorded in bank loans due within one year and $34.2 million (RMB250 million) is recorded in long-term bank loans.

On December 18, 2023, Sinovac Beijing entered into a maximum credit facility of $27.4 million (RMB200 million) with China Merchants Bank to support its daily operation. The loans bear annual interest rate at 60 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.85%. Principal installment repayments began in 2025 and shall be fully paid by April 22, 2025. As of December 31, 2024, $13.7 million (RMB100 million) is recorded in bank loans due within one year.

On May 26, 2020, Sinovac Dalian entered into four mortgages in the total amount of $0.3 million (RMB2 million) with China Merchants Bank to finance its purchase of a property, with a term from May 26, 2020 to May 21, 2023. The loan bore annual interest at 175 basis points above the prime rate of a one-year term loan published by the People's Bank of China, at 5.60%. As of December 31, 2021, $0.1 million (RMB0.7 million) was recorded in short-term bank loans and $0.05 million(RMB0.3 million) in long-term bank loans. The principal was been fully repaid in 2022. Certain properties of Sinovac Dalian with an aggregate collateral value of $0.6 million (RMB4 million) were pledged as collateral.

On June 28, 2024, Sinovac Chengdu entered into a maximum credit facility of $2.1 million (RMB15 million) with China Merchants Bank to support its daily operation. The loans bear annual interest rate at 25 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 3.2%. Principal installment repayments began in 2024 and shall be fully paid by June 27, 2025. As of December 31, 2024, $2.1 million (RMB15 million) is recorded in bank loans due within one year.

(c) On April 14, 2023, Sinovac LS entered into a maximum credit facility of $68.5 million (RMB500 million) with Bank of Beijing to support its daily operation. The loan bears annual interest rate from 75 basis point to 80 basis point below the prime rate of a one-year term loan published by the People's Bank of China, ranges from 2.65% to 2.90%. principal installment repayments begin in 2025 and shall be fully paid by April 28, 2026. As of December 31, 2024, $41.1 million (RMB300 million) is recorded in bank loans due within one year and $27.4 million (RMB200 million) is recorded in long-term bank loans. Sinovac Yidao Technology Co., Ltd. pledged properties with a collateral value of $68 million (RMB482 million) at the time of pledge to secure the loan from Sinovac LS.

On January 25, 2024, Sinovac Beijing entered into a maximum credit facility of $68.5 million (RMB500 million) with Bank of Beijing to support its daily operation. The loans bear annual interest rate at 60 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.75% to 2.85%. Principal installment repayments begin in 2025 and shall be fully paid by February 28, 2025. As of December 31, 2024, $27.3 million (RMB199 million) is recorded in bank loans due within one year.

(d) On May 31, 2023, Sinovac Biotech (Yidao) Co., Ltd. entered into a maximum credit facility of $178.1 million (RMB1,300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from June 15, 2023 to June 14, 2041. The loan bears annual interest rate at 118 basis point below the prime rate of a five-year term loan published by the People's Bank of China, at 2.77% to 3.12%. Principal installment repayments begin in 2026 and shall be fully paid by June 14, 2041. As of December 31, 2024, $76.0 million (RMB555 million) is recorded in long-term bank loans. Certain construction in progress and prepaid land use rights of Sinovac Biotech (Yidao) Co., Ltd. have been pledged as collateral, with a contractually agreed collateral value of $101.0 million (RMB737 million).

On November 29, 2023, Yihoo Biotech Co.,Ltd. entered into a maximum credit facility of $41.1 million (RMB300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from January 17, 2024 to November 28, 2043.. The loan bears annual interest rate at 140 basis point below the prime rate of a five-year term loan published by the People's Bank of China, at 2.55%. Principal installment repayments begin in 2025 and shall be fully paid by November 28, 2043. As of December 31, 2024, $17.9 million (RMB131 million) is recorded in long-term bank loans. Certain prepaid land use right of Yihoo Biotech Co.,Ltd. have been pledged as collateral, with a contractually agreed collateral value of $4.4 million (RMB32 million).

On September 29, 2024, Sinovac Beijing entered into a maximum credit facility of $13.7 million (RMB100 million) with China Construction Bank to support its daily operation. The loans bear annual interest rate at 75 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.6%. Principal installment repayments begin in 2025 and shall be fully paid by September 29, 2025. As of December 31, 2024, $13.7 million (RMB100 million) is recorded in bank loans due within one year.

(e) On September 23, 2024, Sinovac Beijing entered into a maximum credit facility of $61.7 million (RMB450 million) with Bank of China to support its daily operation. The loans bear annual interest rate at 85 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.25%-2.5%. Principal installment repayments begin in 2025 and shall be fully paid by April 13, 2026. As of December 31, 2024, $5.7 million (RMB42.0 million) is recorded in bank loans due within one year and $5.5 million (RMB40 million) is recorded in long-term bank loans.

On December 9, 2020, Sinovac Dalian entered into a credit facility of $2.7 million (RMB20 million) with Bank of China for working capital purposes. The loans bore an annual interest rate of 4.40%. The principal amount was fully repaid in 2022. Certain property with a collateral value of $6.9 million (RMB51 million) was been pledged as collateral.

On September 27, 2023, Sinovac Chengdu entered into a maximum credit facility of $0.4 million (RMB3 million) with Bank of China to support its daily operation. The loans bear annual interest rate at 30 basis point above the prime rate of a one-year term loan published by the People's Bank of China, at 3.65%. Principal installment repayments began in 2024 and shall be fully paid by March 26, 2025. As of December 31, 2024, $0.4 million (RMB3 million) is recorded in bank loans due within one year.

(f) Sinovac Chengdu entered into a maximum credit facility of $0.7 million (RMB5 million) on January 13, 2023 and another maximum credit facility of $1.4 million (RMB10 million) on March 15, 2024 with Bank of Chengdu to support its daily operation. The loans bear annual interest rate at the prime rate of a one-year term loan published by the People's Bank of China, at 3.45% - 4.1%. Principal installment repayments begin in 2025 and shall be fully paid by March 14, 2025. As of December 31, 2024, $2.1 million (RMB15 million) is recorded in bank loans due within one year. The loan is guaranteed by Chengdu Small and Medium Enterprises Financing Guarantee Co., Ltd., secured by certain patent with a collateral value of $0.7 million (RMB5 million).

(g) On March 20, 2024, Sinovac Chengdu entered into a maximum credit facility of $2.1 million (RMB15 million) with Chengdu Rural Commercial Bank to support its daily operation. The loans bear annual interest rate at 65 basis point above the prime rate of a one-year term loan published by the People's Bank of China, at 4.1%. Principal installment repayments begin in 2025 and shall be fully paid by March 14, 2025. As of December 31, 2024, $1.4 million (RMB10 million) is recorded in bank loans due within one year. Certain patent was pledged as collateral.

(h) On March 20, 2024, Sinovac Chengdu entered into a maximum credit facility of $1.4 million (RMB10 million) with China Minsheng Banking to support its daily operation. The loans bear annual interest rate at 15 basis point above the prime rate of a one-year term loan published by the People's Bank of China, at 3.6%. Principal installment repayments begin in 2025 and shall be fully paid by March 19, 2025. As of December 31, 2024, $1.0 million (RMB7 million) is recorded in bank loans due within one year.

Our weighted average effective interest rate on outstanding borrowings was 2.79%, 2.83%, 5.25% and 5.64% for the years ended December 31, 2024, 2023, 2022 and 2021, respectively. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.

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

Restrictions on Cash Dividends

Sinovac Antigua is a holding company, and it relies in part on dividends paid by its subsidiaries for its cash needs, including its operating expenses and additional investment opportunities. The payment of dividends from our Chinese Mainland Subsidiaries is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Each of our Chinese Mainland Subsidiaries is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years' losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at discretion of their board of directors, our Chinese Mainland Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which shall be utilized for collective staff benefits. In addition, if our Chinese Mainland Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our Chinese Mainland Subsidiaries, as the case may be, to pay dividends or make other distributions to us.

The ability of our Chinese Mainland Subsidiaries to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. See "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our Chinese Mainland Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory, regulatory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met." and "Item 10. Additional Information — D. Exchange Controls."

Under PRC laws, Sinovac Antigua may fund our Chinese Mainland Subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2024, 2023, 2022 and 2021, no assets other than cash were transferred through our organization. Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2024. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2024, 2023, 2022 and 2021. In April 2025, the board of directors of Sinovac Antigua decided to declare the 2025 Dividend to valid holders of Sinovac Antigua's common shares as of the close of business on May 23, 2025. The 2025 Dividend is funded from available cash resources of Sinovac Antigua and its subsidiaries, including prior distributions from Sinovac LS and other operating subsidiaries of Sinovac Antigua to Sinovac Hong Kong. The 2025 Dividend is intended to provide Sinovac Antigua's shareholders with their appropriate share of these prior distributions from Sinovac Antigua's subsidiaries. An amount equal to the aggregate amount of cash that would be payable under the 2025 Dividend in respect of the 2018 PIPE Shares has been set aside and is retained in an escrow account of Sinovac Antigua pending the final resolution and arbitration proceedings with respect to the PIPE Shares in Antigua and Hong Kong.

In 2024, $1,155.2 million in dividend were declared by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders, of which $947.0 million in dividend were paid in 2024, and $213.0 million were deferred dividend payment by Sinovac LS to its minority shareholders which were paid in 2025. $1,726.6 million in dividend were declared, of which $655.5 million in dividend were paid by such subsidiaries to Sinovac Hong Kong and Sinovac Beijing Holding in 2024, and $1,080.4 million were deferred dividend payment by Sinovac LS to Sinovac Beijing Holding which were paid in 2025.

In 2025, $20.3 million in dividend were declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders. $54.3 million in dividend were declared and paid by such subsidiaries to Sinovac Beijing Holding in 2025. Additionally, $3,958.2 million in dividend were paid by Sinovac Hong Kong to Sinovac Antigua in June 2025, and $3,300.3 million in dividend were paid by Sinovac Antigua to its shareholders in 2025, and $657.9 million were deferred dividend payment to Sinovac Antigua's shareholders.

In 2026, $88.0 million in dividend were declared by Sinovac Beijing, and Sinovac Dalian, of which $24.4 million were declared to their respective minority shareholders, and $63.6 million in dividend were declared by such subsidiaries to Sinovac Beijing Holding.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our short-term and long-term bank borrowings, capital expenditures and cash requirements for potential investments.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

We made capital expenditures of $97.6 million, $156.2 million, $342.0 million and $596.1 million in 2024, 2023, 2022 and 2021, respectively. As of December 31, 2024, our commitments related to capital expenditures of approximately $40.8 million were primarily for the construction of vaccine production facilities for pipeline products. We will finance such commitments through cash generated from operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments or obligations to guarantee the payment obligations of any unconsolidated third parties, except for a guarantee for a loan of approximately $194.4 million (RMB1.4 billion) borrowed by SKY Biologics Co., Ltd. and a loan of $11.0 million to SKY Biologics Co., Ltd. which was approved on April 24, 2026 and remained unsigned as of April 30, 2026. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions" of this annual report. In addition, we have not entered into any derivative contracts that are indexed to Sinovac Antigua's shares and classified as shareholders' equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, Etc.

See discussions under "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs."

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Product return provisions are estimated based on historical return and exchange data as well as inventory levels of the products in distribution channels.

As of December 31, 2024, sales return accrued liabilities for our vaccine products was $35.1 million, compared to $66.9 million as of December 31, 2023, $20.0 million as of December 31, 2022, $34.2 million as of December 31, 2021. For the years ended in 2024, 2023, 2022 and 2021, we recorded $28.8 million, $61.7 million, $21.7 million, and $28.0 million of provisions for sales returns to deduct gross product sales related to variable consideration, respectively.

For the year ended December 31, 2024, 2023, 2022 and 2021, we did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

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

For the years ended December 31, 2024, 2023, 2022 and 2021, we recognized sales of $2.6 million, $3.3 million, $71.7 million and $329.2 million, respectively, related to contract liabilities as of January 1 of each respective year.

Allowance for Credit Losses

We extend unsecured credit to our customers in the ordinary course of business and actively pursuing past due accounts. An allowance for credit losses is established and recorded based on management's assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for credit losses for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for credit losses estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for credit losses as of December 31, 2024 was $24.1 million, compared to $13.9 million as of December 31, 2023, $12.9 million as of December 31, 2022 and $9.5 million as of December 31, 2021. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Credit losses recovery and write-off was $1.6 million for the year ended December 31, 2024, compared to $1.3 million for the year ended December 31, 2023, $0.07 million for the year ended December 31, 2022 and $0.8 million for the year ended December 31, 2021.

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

No impairment charges on long-lived assets was recorded in 2022 and 2021. As the COVID pandemic came to an end in 2023, we identified impairment indicators on certain of our machinery, equipment and leasehold improvements. We performed a recoverability test by comparing the forecasted undiscounted cash flow to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, we measured the impairment amount by estimating the fair value of the assets using the discounted cash flow approach. The impairment of $111.3 million was recorded as of December 31, 2023. We identified additional impairment indicators on certain of our machinery, equipment and leasehold improvements in 2024, and recorded additional $8.9 million of impairment as of December 31, 2024.

In 2024, we identified drop of lease market price on certain of plants located at Daxing District in Beijing. We performed a recoverability test by comparing the forecasted undiscounted cash flow to be generated from continuous use of these plants to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, we measured the impairment amount by estimating the fair value of the assets. We determined the fair value using the income approach by capitalizing the existing rental income for the lease agreements terms and future market rental income for the remaining term until the land use rights expiry date. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. It was determined the fair value of these assets was $188.6 million compared to the carrying value of $207.7 million as at December 31, 2024. The impairment of $19.1 million was recorded as of December 31, 2024.

Recently Issued Accounting Standards

Adopted

In November 2021, the FASB issued Accounting Standard Update ("ASU") 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early adoption is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial adoption and new transactions that are entered into after the date of initial adoption or retrospectively to those transactions. We adopted the ASU on January 1, 2022 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. We adopted the ASU on January 1, 2024 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the chief operating decision-maker ("CODM") and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment's profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted the ASU on January 1, 2024 retrospectively, the adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. We early adopted the ASU prospectively on January 1, 2024. The adoption did not have a material impact on our consolidated financial statements or related disclosure.

Not Yet Adopted

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities ("PBEs") to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity's jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU's guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. We are currently evaluating the impact of the amendments on our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10"), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. We are currently in the process of evaluating the disclosure impact of adopting this ASU.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding Sinovac Antigua's directors and our executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Andrew Y. Yan(2) (3)	68	Chairman, Independent Director
Simon Anderson(1) (2) (3)	65	Independent Director
Shan Fu(3)	58	Independent Director
Shuge Jiao	60	Independent Director
Chiang Li	61	Independent Director
Yuk Lam Lo(1)(2)	76	Independent Director
Yumin Qiu(2)	53	Independent Director
Yu Wang(2)	69	Independent Director
Weidong Yin	62	Director, Chief Executive Officer
Nan Wang	59	Chief Financial Officer, Vice President
Qiang Gao	49	Chief Operating Officer, Vice President
Guang (Helen) Yang	46	Chief Business Officer
Jing Li	52	Vice President, Quality and Production

(1)
Member of the audit committee.
(2)
Member of the corporate governance and nominating committee.
(3)
Member of the compensation committee.

Mr. Andrew Y. Yan has served as the chairman of Sinovac Antigua's board and independent director since July 2025. Mr. Yan is currently the Founding Managing Partner of SAIF Partners, and serves as an independent director of several listed companies, including Guoyuan Securities, Qifu Technology Inc, ATA Inc, Petrochina Company Limited, and East Buy Holding Limited. He previously held important positions including

Managing Director of AIG Asian Infrastructure Funds and Economist at the World Bank. He holds a Master's degree in International Political Economy from Princeton University and a bachelor's degree in engineering from Nanjing Aeronautic Institute. He has received numerous accolades, including Forbes China's "No. 1 Venture Capitalist of the Year" (2008, 2009).

Mr. Simon Anderson has served as Sinovac Antigua's independent director since July 2025. Mr. Anderson served as an independent director of our company from July 2004 to January 2025. Mr. Anderson advises companies listed on North American stock exchanges and private businesses in the areas of regulatory compliance, exchange listings and financial operations. He is a member of the Chartered Professional Accountants of British Columbia, having qualified as a Chartered Accountant in 1986. Mr. Anderson serves as a director of IBC Advanced Alloys Corp., which manufactures and processes alloys at its U.S. plants.

Mr. Shan Fu has served as Sinovac Antigua's independent director since July 2025. Mr. Fu served as an independent director of our company since July 2018 to January 2025. Mr. Fu is a Managing Partner at Vivo Capital. Vivo Capital is a healthcare focused investment firm formed in 1996 with almost $5.8 billion under management as of December 31, 2023. Prior to joining Vivo Capital in 2013, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone's Beijing Office. Additionally, Mr. Fu's qualifications include experience in the Department of Foreign Investment in China's National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council. Mr. Fu is currently a director on the boards of 8 biotech companies.

Mr. Shuge Jiao has served as Sinovac Antigua's independent director since July 2025. Mr. Jiao is a founding partner and currently a director of CDH Investment Management Company Limited, and serves as a director on the boards of several Hong Kong-listed companies, including Chairman and Executive Director of OCI International Holdings Limited, Non-executive Director of WH Group Limited, and Chairman and Non-executive Director of Mabpharm Limited. He also serves as an independent director of Hisense Group Holdings Co., Ltd. and Neusoft Medical Systems Co., Ltd., and as a director of Sirtex Medical (Hong Kong) Limited. Mr. Jiao has extensive experience in alternative asset management, private equity investment, and corporate management.

Dr. Chiang Li has served as Sinovac Antigua's independent director since January 2025 and served as the chairman of Sinovac Antigua's board installed following the ruling by the Privy Council from January 2025 to July 2025. Dr. Li is the chairman of 1Globe Health Group, whose investment arm, 1Globe Capital has invested in Sinovac Antigua for over 15 years. He has made seminal contributions to gene silencing and cancer stemness inhibition, inventing asymmetric siRNA, discovering a key mechanism of lymphocyte depletion in HIV, holding over 600 patents, and as a science founder launched Boston Biomedical and ArQule Oncology. He graduated from the Harvard-MIT Division of Health Science and Technology and currently serves on the Board of Fellows of Harvard Medical School, and as the Board of Trustees (emeritus) and as Director of the Skip Ackerman Center at BIDMC/Harvard. He has been elected to the US National Academy of Inventors and named an Honorary Fellow of the Royal College of Physicians of London.

Mr. Yuk Lam Lo has served as Sinovac Antigua's independent director since March 2006. Currently Mr. Lo is serving as the Founding President of HK Bio-Med Innotech Association. He is also the Honorary Founding Chairman of Hong Kong Biotechnology Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is also the Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been served as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In the Chinese mainland, Mr. Lo is a member of the People's Political Consultative Conference in Jilin Province. He was also a consultant of the Centre for Disease Control and Prevention of China. In recognition of his leadership in the community and dedication to his field, Mr. Lo has received many awards, such as the "Pericles International Prize" in 2019. He is the second Asian and the first person from Hong Kong to be awarded the Prize since it was founded in 1986. In 2020, Mr. Lo was awarded the Bronze Bauhinia Star from the HKSAR government for his outstanding services over the past decades. In the business sector, Mr. Lo is the Chairman of GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hongsen Investment Management Limited. As of the date of this annual report, Mr. Lo holds directorships in the following listed companies: He is an Independent Non-executive Director of Luye Pharma Group Limited (2186.HK) and an Independent Non-executive Director of Zhaoke Ophthalmology Limited (06622.HK).

Mr. Yumin Qiu has served as Sinovac Antigua's independent director since July 2025. Mr. Qiu is currently a partner at Advantech Capital and has previously held important positions including Executive Director at New Horizon Capital and Vice President at GL Capital. Mr. Qiu has also served as a non-executive director of several HKEX-listed companies, including Harbour Biomed, TOT BIOPHARM, and Alphamab Oncology. He holds an MBA in Finance from the University of British Columbia and a bachelor's degree in power engineering from the East China University of Technology, and is both a Certified Management Accountant (CMA) and a Chartered Financial Analyst.

Mr. Yu Wang has served as Sinovac Antigua's independent director since July 2025. Mr. Wang is currently Chairman of the Chinese Foundation for Hepatitis Prevention and Control and has previously held important positions including Director General of the Chinese Center for Disease Control and Prevention (2004-2017), Vice President of Beijing Medical University, and Deputy Director of the Department of Rural and Social

Development at the Ministry of Science and Technology. His professional background is in viral molecular biology and immunology. He also serves as an executive director of the Chinese Medical Association, a member of the National Immunization Program Expert Advisory Committee, and a member of the WHO Western Pacific Region Polio Eradication Certification Committee.

Mr. Weidong Yin has served as Sinovac Antigua's director since July 2025 and as its chief executive officer since September 2003. He served as Sinovac Antigua's chairman, president and secretary from September 2003 to January 2025. He previously worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei province. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of Healive. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as Inactivated Hepatitis A Vaccine R&D, Inactivated SARS Vaccine R&D and New Human Influenza Vaccine (H5N1) R&D. He obtained his MBA from the National University of Singapore.

Ms. Nan Wang has served as Sinovac Antigua's chief financial officer since June 2013. Ms. Wang also has served as the vice president of Sinovac Antigua, and as a director of Sinovac Hong Kong, Sinovac Beijing, Sinovac Dalian, and Sinovac LS. During her services with our company in more than 20 years, Ms. Wang is responsible for finance department, legal department, and strategic investment department. She has been instrumental in designing and executing various key business development, financial and investment strategies. Ms. Wang received her bachelor's degree in biology from Peking University and her master's degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

Mr. Qiang Gao has served as our chief operating officer since April 2020. Mr. Gao joined Sinovac Beijing in 2002 and has served as quality control manager, quality assurance manager, R&D manager and R&D director at Sinovac Beijing in the past years, the general manager of Sinovac LS since 2010, and our vice president since April 2016. Mr. Gao has participated in the development of several vaccine varieties, including influenza vaccine, SARS vaccine, inactivated H5N1 influenza (avian flu) vaccine, EV-A71 vaccine, COVID-19 vaccine, ongoing sIPV vaccine and declared 23-valent PPV. Under his leadership, we successfully passed the WHO assessment and were selected to be eligible to import inactivated polio vaccine technology from the Netherlands and participate in the global polio eradication project. This project makes China become one of only six developing countries eligible for the technology transfer. Mr. Gao is currently a member of the Beijing Virus Society, Master of Engineering Supervisor of Institute of Microbiology (Chinese Academy of Sciences), and a subject review expert of the Beijing Municipal Science and Technology Commission. Mr. Gao received a master's degree and a bachelor's degree in microbiology from the University of Agriculture, PRC.

Ms. Guang (Helen) Yang has served as our chief business officer since April 2021. Ms. Yang is a key member of our executive team and is responsible for our worldwide commercial strategic development and operation. Ms. Yang joined Sinovac Beijing in 2003 and has nearly 20 years of experience in human vaccine industry. Ms. Yang is currently in charge of our sales and marketing management in China. She is committed to continuously ramping up our marketing business and commercial capabilities, promoting and strengthening our global brand influence. Under her leadership, our products and services have benefited more than 60 countries and regions around the world during the COVID-19 period. In the domestic market, Ms. Yang leads our team to enhance the market positioning capabilities and brand influence recognition in China's vaccine industry. Ms. Yang obtained her MBA with outstanding graduate results from Peking University & Vlerick Leuven Gent Management School, Belgium in 2011. She received her master's degree of science (Hons) in ISMA International Securities Investment and Banking from the University of Reading, United Kingdom in 2003 and her bachelor's degree in economics (Hons) from China Agricultural University and University of Colorado Denver International School in 2002.

Ms. Jing Li has served as our vice president since April 2016. Ms. Li was named as quality person of Sinovac Beijing in March 2015. Since she joined Sinovac Beijing in 2003, she has worked in different roles in production and quality function, including quality assurance vice manager, department manager of hepatitis A vaccine production and director of vaccine production at Sinovac Beijing. Ms. Li currently serves as the general manager of Sinovac Beijing. Ms. Li has successively organized and completed the production and site inspection of EV-A71 vaccine, the commercial production and application of 23-valent PPV. As the project leader, she organized and led the effort to pass WHO pre-certification assessment of hepatitis A vaccine, which significantly promoted the export sales of hepatitis A vaccine. Ms. Li received a master's degree in physiology from the University of Agriculture, PRC.

No family relationship exists among any of Sinovac Antigua's directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B. Compensation

For 2024, we paid approximately $162.7 million (2023 - 7.9 million, 2022 - 287.5 million, 2021 - 9.1 million) and accrued approximately $102.0 million (2023 - 164.8 million, 2022 - 247.5 million, 2021 - 52.5 million) in compensation to Sinovac Antigua's directors and our executive officers. We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our Chinese Mainland Subsidiaries and consolidated affiliated entities in the Chinese mainland as well as their subsidiaries in the Chinese mainland are required by law to make contributions equal to certain percentages of each employee's salary for his or her retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of Sinovac Antigua's directors and executive officers. Under these agreements, we may agree to indemnify Sinovac Antigua's directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

EMPLOYMENT AGREEMENTS; NON-DISCLOSURE, NON-COMPETITION AND PROPRIETARY INFORMATION AGREEMENT

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment of any officers for cause, at any time, without notice or remuneration, for certain acts of such officer, such as conviction of or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, gross negligence or dishonest acts to our detriment, gross misconduct or a failure to perform agreed duties, death or disability (physical or mental impairment). We may also terminate his or her employment without cause, at any time, upon a one month's written notice. Our officers may terminate their employment, at any time, with a one-month prior written notice to our company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in event of any action or inaction that constitutes a material breach by our company under the employment agreement, in the manner set forth in their employment agreements. Upon termination of his or her employment with us by our company without cause or by him or her for good reason, such executive officer is entitled to receive severance benefits including cash payment equal to the amount set forth in his or her employment agreement. In addition, all the share options and restricted share award granted to him or her under our stock/share incentive plans will become fully vested on the employment termination date and such share options will remain exercisable for eighteen months following the employment termination date. In addition, each of our executive officer has entered into a non-disclosure, non-competition and proprietary information agreement and agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year and four years, respectively, following the last date of employment.

The bonus plan of the executive officers is made based on our annual performance in different functions and the respective key result areas of these functional teams. Each executive officer's bonus is determined based on the key corporate development objectives and key performance index set by the compensation committee and approved by the board at the beginning of the year. The bonus plan is approved by the board.

Sinovac Antigua's shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan (the "2003 Plan") and 4,000,000 shares reserved under 2012 Share Incentive Plan ("2012 Plan"). The 2003 Plan expired on November 1, 2023 and no further awards may be granted since the termination. As of December 31, 2023, we had granted all the awards authorized under the 2012 Plan. As of December 31, 2024, our directors and executive officers did not have any outstanding options which were granted under the 2003 Plan or 2012 Plan.

2003 STOCK OPTION PLAN

Sinovac Antigua's board of directors adopted the 2003 Plan on November 1, 2003. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Sinovac Antigua's board of directors believes that our company's long-term success depends on our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Set forth below is a summary of the principal terms of the 2003 Plan.

•
Size of plan. We have reserved an aggregate of 5,000,000 of Sinovac Antigua's common shares for issuance under the 2003 Plan. As of December 31, 2024 an aggregate of 4,699,700 common shares were issued pursuant to the exercise of options already granted under the 2003 Plan prior to its termination.
•
Administration. The 2003 Plan is administered by Sinovac Antigua's board of directors. The board will determine the provisions, terms and conditions of each option grant, including without limitation the option vesting schedule or exercise installment, the option exercise price, payment contingencies and satisfaction of any performance criteria.

•
Vesting schedule. The vesting schedules of options granted will be specified in the applicable option agreements.
•
Option agreement. Options granted under the 2003 Plan are evidenced by option agreements that contain, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death or otherwise, as determined by Sinovac Antigua's board. In addition, the option agreement also provides no option shares will be issued under the plan unless the Securities Act has been fully complied with.
•
Option term. The term of options granted under the 2003 Plan may not exceed ten years from the date of grant.
•
Termination of options. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient's termination of services with us, the options will terminate to the extent any options are not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.
•
Change of control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options will become fully vested and exercisable immediately prior to such transaction.
•
Termination of plans. Unless terminated earlier, the Plan expired in 2023. The 2003 Plan expired on November 1, 2023 upon the twentieth anniversary of the date the plan was adopted and no further awards may be granted since the termination.

2012 SHARE INCENTIVE PLAN

In August 2012, Sinovac Antigua's shareholders adopted a 2012 Plan. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2012 Plan is 4,000,000 shares. As of December 31, 2024, 3,073,700 common shares were issued under the 2012 Plan and we had granted all the awards authorized under the 2012 Plan. The following paragraphs describe the principal terms of the 2012 Plan.

•
Types of Awards. The types of awards we may grant under the plan include the options to purchase Sinovac Antigua's common shares at a specified price and in a specified period determined by Sinovac Antigua's board. Under the 2012 Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by Sinovac Antigua's board of directors.

•
Eligibility. We may grant awards to Sinovac Antigua's directors, our officers, advisors and employees, our wholly owned subsidiaries and any entity which may thereafter be established.

•
Plan Administration. Sinovac Antigua's board of directors will administer the 2012 Plan. The board will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

•
Award Agreement. Awards granted under the plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. The award agreement should be signed by the employee and a director or an officer of us. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels' advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

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

•
Exercise Price and Term of Awards. The exercise price per share of options granted under the 2012 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our common shares. The term of any option granted should not exceed ten years. However, in the case where our incentive option is granted to an individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of Sinovac Antigua's shares, the price granted shall not be less than 110% of the fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

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

•
Amendments or Termination. The 2012 Plan provides that in the event of any changes affecting Sinovac Antigua's common shares or its share price, the plan administrator can make proportional and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the board of directors should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2012 Plan expired on August 22, 2022 upon the tenth anniversary of the date the plan was adopted and no further awards may be granted.

Trust for Incentive

In June 2022, Sinovac Antigua established the Employee Incentive Plan in the aggregate amount of $1.4 billion to all employees following its successful COVID-19 campaign (the "Employee Incentive Plan"). To implement the Employee Incentive Plan, Sinovac Trust for Incentive (the "Trust") between Sinovac LS and CITIC Trust Co., Ltd (the "Trustee") has been set up.

Sinovac Antigua has the direct ability to control the Trust as the Trustee is required to act in accordance with the Trust deed and Sinovac Antigua has the power to direct the activities of the Trust, the Trust is consolidated into Sinovac Antigua's consolidated financial statements. The assets held in the Trust that are being used as investments to satisfy Sinovac Antigua's obligations under the Employee Incentive Plan are recorded in short-term investments and restricted cash in the amount of $550 million (2023 - $633 million, 2022 - $nil), and in long-term investments in the amount of $nil (2023 - $295 million, 2022 - $931 million) as of December 31, 2024.

Sinovac Antigua recognizes compensation expense for its multi-year Employee Incentive Plan over the service periods specified in the plan, which typically aligns with the periods during which employees earn the bonus form the Trust. $375 million were paid under the Employee Incentive Plan during the year ended December 31, 2024 (2023 - nil, 2022 - $535 million). $244 million had been accrued as deferred compensation liability as of December 31, 2024 (2023 - $353 million, 2022 - $780 million).

In January 2026, the Trust terminated on the due date and all principal and income under the Trust had been fully distributed.

C. Board Practices

Board of Directors

Sinovac Antigua's Articles of Incorporation prescribe that it should have a minimum of one and a maximum of 15 directors. Currently, Sinovac Antigua's board of directors comprises nine board members, eight of whom are independent. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that such director must disclose his interest in the contract or arrangement. There is no age limit requirement for directors. Under Antigua law, Sinovac Antigua's directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Sinovac Antigua's directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, Sinovac Antigua's directors must ensure compliance with Sinovac Antigua's Articles of Incorporation and By-laws, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by Sinovac Antigua's directors is breached.

The functions and powers of Sinovac Antigua's board of directors include, among others:

•
convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company; and
•
approving the transfer of shares of our company, including the registering of such shares in Sinovac Antigua's share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Sinovac Antigua's directors are not subject to a term of office and hold office until a successor is elected at the next annual shareholders' meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind. None of Sinovac Antigua's directors has a service contract with us or any of Sinovac Antigua's subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Sinovac Antigua's board of directors has established an audit committee, a compensation committee, a corporate governance and nominating committee, and a litigation committee.

Audit Committee

Sinovac Antigua's audit committee consists of Messrs. Simon Anderson and Yuk Lam Lo, and is chaired by Mr. Anderson, an audit committee financial expert, all of whom satisfy the "independence" requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•
reviewing with our independent auditors any audit problems or difficulties and management's response;
•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•
discussing the annual audited financial statements with management and our independent auditors;
•
reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•
annually reviewing and reassessing the adequacy of Sinovac Antigua's audit committee charter;
•
such other matters that are specifically delegated to Sinovac Antigua's audit committee by Sinovac Antigua's board of directors from time to time;
•
meeting separately and periodically with management and our internal and independent auditors; and
•
reporting regularly to the full board of directors.

In 2024, Sinovac Antigua's audit committee held two meetings or passed resolutions by unanimous written consent five times.

Compensation Committee

Sinovac Antigua's compensation committee consists of Messrs. Yuk Lam Lo, Shan Fu and Andrew Y Yan, and is chaired by Mr.Lo, all of whom satisfy the "independence" requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Exchange Act. Sinovac Antigua's compensation committee assists the board in reviewing and approving the compensation structure of Sinovac Antigua's directors and our executive officers, including all forms of compensation to be provided to Sinovac Antigua's directors and our executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•
approving and overseeing the compensation package for our executive officers;
•
reviewing and making recommendations to the board with respect to the compensation of Sinovac Antigua's directors;
•
reviewing and approving corporate goals and objectives relevant to the compensation of Sinovac Antigua's chief executive officer, evaluating the performance of Sinovac Antigua's chief executive officer in light of those goals and objectives, and setting the compensation level of Sinovac Antigua's chief executive officer based on this evaluation; and
•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2024, Sinovac Antigua's compensation committee held one meeting.

Corporate Governance and Nominating Committee

Sinovac Antigua's corporate governance and nominating committee consists of Messrs. Andrew Y Yan, Yumin Qiu and Yu Wang, and is chaired by Mr.Yan, all of whom satisfy the "independence" requirements of Rule 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become Sinovac Antigua's directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•
identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
•
reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•
identifying and recommending to the board the directors to serve as members of the board's committees;
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

In 2024, Sinovac Antigua's corporate governance and nominating committee did not hold meetings or passed resolutions by unanimous written consent.

Litigation Committee

The litigation committee was set up in August 2025. Sinovac Antigua's litigation committee consists of Messrs. Andrew Y Yan and Yuk Lam Lo, and is chaired by Mr. Yan. The litigation committee assists the board of directors in fulfilling their responsibilities to investigate, evaluate, and oversee matters relating to actual, pending and potential litigation, arbitration, and related proceedings on behalf of or involving Sinovac Antigua and its current and former directors and officers (collectively, the "Litigations"), and to make recommendations to the board of directors regarding Sinovac Antigua's strategy and actions with respect thereto, in a manner consistent with the best interests of Sinovac Antigua and its shareholders. The litigation committee is responsible for, among other things:

•
investigate and evaluate the claims and allegations asserted in various litigation in which the Company and its directors are involved;
•
make such recommendations to the Board, including as to how the Company should proceed in respect of the litigation, as the Committee deems appropriate;
•
consult with and direct the Company's officers and employees, including the Company's in-house legal team, in connection with any litigation;
•
meet and consult with management, counsel, consultants and advisors, on behalf of the Company, in connection with any litigation and

•
perform such other activities related to the Litigations as the Board may from time to time delegate to the litigation committee.

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

D. Employees

As of December 31, 2024, 2023, 2022 and 2021, we had 2,419, 3,037, 3,558 and 4,281 full-time employees, respectively. Of our workforce as of December 31, 2024, about 552 employees were primarily engaged in research and development, 169 employees were engaged in sales and marketing, 1,391 employees in production related and 307 employees in administration. As of December 31, 2024, we had a total of 224 temporary employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of Sinovac Antigua's common shares, as of the date of this annual report, by:

•
each of Sinovac Antigua's directors and our executive officers; and
•
each person/organization known to us to own beneficially more than 5% of Sinovac Antigua's common shares.

The calculations in the table below are based on 71,860,702 common shares outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	%
Directors and Executive Officers:
Andrew Y. Yan(1)	10,780,820	15.0
Simon Anderson	*	*
Shan Fu(2)	5,903,000	8.2
Shuge Jiao	—	—
Chiang Li(3)	18,515,315	25.8
Yuk Lam Lo	*	*
Yumin Qiu	—	—
Yu Wang	—	—
Weidong Yin	6,359,500	8.8
Nan Wang	*	*
Guang (Helen) Yang	*	*
Qiang Gao	*	*
Jing Li	*	*
All directors and executive officers as a group	42,704,035	59.4
Principal Shareholders
1Globe Capital LLC(4)	18,515,315	25.8
SAIF Partners IV(5)	10,780,820	15.0
CDH Utopia Limited(6)	6,000,000	8.3
Vivo Entities(7)	5,903,000	8.2
Prime Success, L.P.(8)	5,851,423	8.1
Total share outstanding	71,860,702	100.0

* Less than 1% of Sinovac Antigua's common shares.

(1) Mr. Yan is a director and sole shareholder of SAIF IV GP Capital Ltd., which is the sole general partner of SAIF IV GP, L.P., the sole general partner of SAIF Partners IV L.P. Mr. Yan may be deemed to beneficially own all the common shares held by SAIF Partners IV L.P.

(2) Mr. Fu is a managing member of Vivo Capital VIII, LLC, which is the general partner of Vivo Capital Fund VIII, L.P. and Vivo Capital

Surplus Fund VIII, L.P. Mr. Fu may be deemed to share voting and dispositive power over the common shares held by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. with three other voting members. Mr. Fu, as the managing member of Vivo Capital IX, LLC, which is the general partner of Vivo Capital Fund IX, L.P., may be deemed to share voting and dispositive power over the common shares held by Vivo Capital Fund IX, L.P. with five other voting members.

(3) According to the Form 3 filed with the SEC on April 17, 2026 by Jiaqiang Li (the romanized spelling of the Chinese name for Dr. Chiang Li).

(4) According to Amendment No.7 to the Schedule 13D filed with the SEC on September 12, 2025 by 1Globe Capital LLC, 1Globe Biomedical (Hong Kong) Company Limited and Jiaqiang Li (the romanized spelling of the Chinese name for Dr. Chiang Li).

(5) According to the Amendment No. 20 to Schedule 13D filed with the SEC on December 17, 2025 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.

(6) According to the Schedule 13D filed with the SEC on December 22, 2020 by CDH Utopia Limited, CDH Fund VI, L.P., CDH VI Holdings Company Limited and CDH Griffin Holdings Company Limited.

(7) According to Amendment No. 6 to Schedule 13D filed with the SEC on July 11, 2025 by Vivo Capital VIII, LLC and Vivo Capital IX, LLC.

(8) According to Amendment No. 2 to Schedule 13G filed with the SEC on July 14, 2025 by Prime Success, L.P., Green Vision Partners Limited, Advantech Capital Partners Ltd. and Advantech Capital L.P.

None of our existing shareholders has different voting rights from other shareholders.

As of the date of this annual report, 71,860,702 common shares were issued and outstanding. Approximately 83.3% of the aggregate total of common shares issued and outstanding were held by the record shareholders in the United States.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

For the options granted to Sinovac Antigua's directors and our executive officers and employees, please refer to "— B. Compensation."

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees — E. Share Ownership."

B. Related Party Transactions

Policies and Procedures for Related Party Transactions

The Company's policy provides that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with us without the prior consent of our Audit Committee, or other independent members of our Board in the event it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest.

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of Sinovac Antigua's independent directors, as its office. We do not pay any rent to Mr. Lo and only pay our share of the utilities and property management fees, which totaled $3,286, $4,678, $3,155 and $4,725 in 2024, 2023, 2022 and 2021, respectively.

Transactions with other related parties

In 2022, we contributed $3.0 million (RMB 20.0 million) as capital and made a charitable donation of $14.8 million (RMB 99.3 million) to the Sinovac Foundation, a nonprofit charitable organization.

We entered into four operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing's production plant and laboratory in Beijing, China. The annual rent expense was $0.3 million, $0.8 million and $0.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. The titles of those property we leased were transferred to Beijing Haixinyu Urban Renewal Group Co., Ltd. since May 2023, and the lease is not deemed as transactions with related parties since then.

In 2019, we entered into an operating lease agreement with Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage with space of 2,000 square meters with an annual rent amounted RMB0.3 million. The lease commenced on January 1, 2019 and had a term of five years. On June 30, 2019, the lease agreement was amended. The term of the lease was changed to from July 1, 2019 to December 31, 2024, and the annual rent was changed to RMB0.2 million as the space of the leased refrigeration storage was reduced to 1,000 square meters. In 2019, we also entered into a management service agreement with Dalian Jin Gang Group, pursuant to which it provided us with management service related to the operating lease agreement with an annual management service fee of RMB100,000. The management service agreement was amended on June 30, 2019, and the annual management service fee was changed to RMB44,000. As of December 31, 2024, no right-of use asset and non-current lease liability related to the lease with Jin Gang were recorded, as the agreement expired on December 31, 2024.

In 2024, we entered into two loan agreements with Keyvac, with a total principal amounting to $24.8 million. These loans will be repaid on June 8 and December 19, 2027 respectively. These loans were unsecured, bearing an annual interest rate at 8.0% and payable quarterly.

In 2024, we entered into a loan agreement with Synermore Biologics (Suzhou) Co., Ltd. ("Synermore"), a subsidiary of SKY Biologics Co., Ltd., with an amount of principal $8.8 million (RMB 63.0 million). A supplementary agreement was signed in May 2025, whereby the loan term has been extended from May 21, 2025 to May 21, 2028. This loan was unsecured, bearing an annual interest rate at 5.0% and payable on due date.

In 2024, we entered into a service agreement with Synermore to provide vaccine pharmacovigilance services. The agreement term commenced on March 20, 2024 and will expire on March 19, 2026. Pursuant to the agreement, we are required to issue invoices to Synermore semi-annually, no later than June 30 and December 31 of each year. During the year of 2024, we recognized revenue of $56,602 (RMB0.4 million) from Synermore. In addition, we provided technical testing services to Synermore during the year of 2024 and recognized revenue of $149,013 (RMB1.1 million).

In 2024, we entered into Vaccine Supply Framework Agreements with Keyvac to supply of hepatitis A vaccines and varicella vaccines. Under the terms of the framework agreements, we supply hepatitis A vaccines and varicella vaccines to Keyvac in accordance with mutually agreed delivery schedules and pricing. During the year of 2024, we sold $6.3 million hepatitis A vaccines and $4.7 million varicella vaccines to Keyvac.

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

On April 24, 2026, the Company approved Sinovac Hong Kong to provide a loan of $11.0 million to SKY Biologics Co., Ltd. for its operation. As of April 30, 2026, the loan agreement has not been signed.

Share Options

See "Item 6. Directors, Senior Management and Employees — B. Compensation — 2003 Stock Option Plan" and "Item 6. Directors, Senior Management and Employees — B. Compensation — 2012 Share Incentive Plan."

Trust for Incentive

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Trust for Incentive".

Indemnification Agreements

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Indemnification Agreements."

Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement."

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims arising out of or relating to the conduct of our business. The outcome of any ongoing proceedings is inherently uncertain, and we are currently unable to assess the likelihood of an unfavorable result or to estimate the amount or range of potential losses, if any, that may arise from these matters. In addition, we cannot predict the extent to which any legal proceedings may adversely affect our operations, financial condition, or share price.

US Litigation

Delaware Chancery Court Actions

On March 5, 2018, Sinovac Antigua filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group, together with their affiliates and associates (collectively, the "Collaborating Shareholders") had triggered the Rights Agreement by forming a group holding approximately 45% of outstanding shares of Sinovac Antigua, in excess of the plan's threshold of 15%, and acting in concert prior to the 2017 AGM.

On April 12, 2018, 1Globe filed an amended answer to Sinovac Antigua's complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Weidong Yin and a buyer consortium had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. 1Globe asked for various measures of equitable relief and also included a claim for its costs, including attorneys' fees.

On July 31, 2018, following Sinovac Antigua motions for partial summary judgment and an expedited trial date, the Delaware Chancery Court effectively stayed the action pending receipt of a post-trial decision from the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the "Antigua Court") in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment affirming the validity of the Rights Agreement under the Antigua law, and finding that "there was a secret plan to take control" of Sinovac Antigua at the 2017 AGM.

Based upon the Antigua Court's judgment and other facts known to the then board of directors, Sinovac Antigua's then board of directors determined that the Collaborating Shareholders became "acquiring persons" under the Rights Agreements on or prior to the 2017 AGM and their conduct resulted in a "trigger event" under the Rights Agreement. On February 22, 2019, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust for the benefit of the holders of the valid and outstanding Rights. See "Item 4. Information on the Company—History and Development of the Company" for additional information.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that Sinovac Antigua not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe's appeal of the Antigua Judgment (as defined below). Following the Privy Council's judgment in January 2025, per the request submitted by the parties jointly on March 20, 2025, the Delaware Chancery Court granted an order dated April 7, 2025 that (i) vacates the status quo order; (ii) releases the Exchange Shares issued in connection with the Rights Agreement from the trust so that appropriate steps can be taken for their cancellation; and (iii) dismisses the action with prejudice.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all Sinovac Antigua's shareholders against Sinovac Antigua; Mr. Weidong Yin; and other managers and directors of Sinovac Antigua, including Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meg Mei and Mr. Shan Fu (the "Individual Defendants" and collectively with Sinovac Antigua, the "Sinovac Defendants"); and Wilmington Trust National Association. MW Gestion alleged breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion's claims stem from a private investment in public equity transaction on July 2, 2018, and Sinovac Antigua's implementation of its Rights Agreement on February 22, 2019. Sinovac Antigua and certain other defendants filed a motion to dismiss all claims on November 20, 2023, which was granted in full by the Delaware Chancery Court on September 23, 2024. On October 22, 2024, MW Gestion appealed the dismissal order to the Delaware Supreme Court. Following the Privy Council's judgment in January 2025, which found that the Rights Agreement on which MW Gestion's claims were based was invalid, the defendants filed an unopposed emergency motion to stay proceedings, which the court granted on January 21, 2025. On March 24, 2025, the court granted the parties' stipulation which, among others, provided that once the process of Sinovac Antigua cancelling the Exchange Shares issued under the Rights Agreement is complete, MW Gestion would withdraw its appeal. On May 16, 2025, MW Gestion filed a notice of voluntary dismissal with prejudice, and the case has been closed..

On April 17, 2025, MW Gestion, MW Optimum, Altimeo Participations and Cyrille Pichot (the "Gestion Claimants") filed a Verified Class Action and Derivative Complaint at the Delaware Chancery Court against Sinovac Antigua, Mr. Weidong Yin, Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meng Mei and Mr. Shan Fu. The claim seeks various relief including damages and the unwinding of any transactions the defendants did not have authority to take. The pleadings made by the Gestion Claimants include an allegation that the PIPE transaction was improper. On November 10, 2025, Sinovac Antigua filed a motion to dismiss the claim. In December 2025, Vivo Entities were joined to the proceedings and filed a motion to dismiss on December 23, 2025. On January 29, 2026, the Gestion Complainants filed an answering brief. On March 12, 2026, Sinovac Antigua filed a reply brief. On March 12, 2026, the Delaware Chancery Court denied Vivo Entities' motion to dismiss, but allowed the motion to dismiss brought by Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo and Mr. Meng Mei. The court has listed a hearing of the motion to dismiss brought by Sinovac Antigua on May 18, 2026.

Massachusetts District Court Actions

On March 5, 2018, Sinovac Antigua filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Exchange Act by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace Sinovac Antigua's board of directors.

On May 21, 2018, 1Globe answered and filed counterclaims against Sinovac Antigua and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and various state law claims. In response to Sinovac Antigua's motion to dismiss 1Globe's counterclaims, on August 1, 2018, 1Globe filed amended counterclaims against Sinovac Antigua and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5, as well as state law claims of abuse of process, fraudulent misrepresentation, negligent misrepresentation, and aiding and abetting such violations, primarily arising out of allegedly false and/or misleading statements made by us regarding our business, operational, and financial results.

On August 17, 2018, the Massachusetts Court granted a consent motion to extend the deadline for Sinovac Antigua's response to 1Globe's counterclaims (and for any subsequent opposition by 1Globe) until after the Antigua Court issued a ruling in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. Per the Massachusetts Court's order, the parties filed periodic status reports regarding the pending court proceedings in Antigua. On April 8, 2025, following the Privy Council's judgment, Sinovac Antigua and 1Globe filed a joint stipulation of dismissal with prejudice and the proceedings have been dismissed.

Separately, Heng Ren Investments LP ("Heng Ren") filed suit against Sinovac Antigua and Mr. Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019 in a Massachusetts state court. Sinovac Antigua moved the matter from state court to the

United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac Antigua aided and abetted breaches of fiduciary duties, and that both Sinovac Antigua and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys' fees, and prejudgment interest. On September 14, 2020, Sinovac Antigua filed a motion to dismiss Heng Ren's claims. In July 2021, Sinovac Antigua moved to dismiss Heng Ren's amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. On June 13, 2024, the parties stipulated to a discontinuance of the action with prejudice.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint seeks a declaration that the five persons proposed by the Shareholder Group at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua's board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining Sinovac Antigua's board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The first hearing took place on May 9, 2018. In July 2018, the Antigua Court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment (the "Antigua Judgment"), finding in Sinovac Antigua's favor in full, dismissing 1Globe's claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal to the Eastern Caribbean Supreme Court (the "Court of Appeal"). On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe's rights or shareholding until determination of the appeal. 1Globe's appeal of the Antigua Court's Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that the Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrained Sinovac Antigua from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court's discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to deal with procedural issues on permission to appeal, and substantive issues, together at the final hearing. The hearing before the Privy Council was held on July 10 to 11, 2024. The Privy Council ruled on January 16, 2025 that the slate of nominees proposed by the Shareholder Group at the 2017 AGM was the rightfully elected board of directors of Sinovac Antigua. The Privy Council also ruled that the Rights Agreement is invalid. The ruling took effect when the court order dated February 5, 2025 was issued.

On July 8, 2025, a special shareholders' meeting (the "July SSM") was held for the purpose of considering, and if thought fit, passing resolutions to: (a) remove certain directors from office, namely Mr. David Guowei Wang, Mr. Pengfei Li and Mr. Sven Borho; and (b) elect Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin as directors of Sinovac Antigua (the "July SSM Resolutions"). Prior to the July SSM, Sinovac Antigua's board of directors comprised Dr.Chiang Li (Chairman), Mr. Yuk Lam Lo, Mr. Sven Borho and Mr. Geoffrey Hsu. The July SSM commenced at Stapleton Chambers and by videoconference. Dr. Li attended remotely and acted as chairman of the July SSM. He declared the July SSM open, read a short statement, declared that the meeting was adjourned and remote attendance access at the July SSM was terminated. Certain participants left Stapleton Chambers and boarded a minibus nearby. The July SSM is said to have continued in the minibus. The July SSM Resolutions are said to have been passed at the July SSM, following which Sinovac Antigua's board of directors comprised the following directors: Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo, Dr. Chiang Li, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, and Mr. Andrew Y. Yan.

On July 10, 2025, Sinovac Antigua, OrbiMed Partners Master Fund Limited ("OrbiMed Partners") and 1 Globe issued an application in the Antigua Court against (1) SAIF Partners IV L.P. ("SAIF"), (2) Mr. Yuk Lam Lo, (3) Mr. Simon Anderson, (4) Mr. Shan Fu, (5) Mr. Shuge Jiao, (6) Mr. Yumin Qiu, (7) Mr. Yu Wang, (8) Ms. Rui-Ping Xiao, (9) Mr. Andrew Y. Yan and (10) Mr. Weidong Yin. The Claimants sought an injunction to restrain Defendants 3-10 from holding themselves out as a director of Sinovac Antigua pending determination of the claim (the "0320 Proceedings"). On July 29, 2025, SAIF issued an injunction application in the Antigua Court against (1)Dr. Chiang Li, (2) Mr. Geoffrey Hsu, (3) Mr. Sven Borho, (4) Sinovac Antigua, (5) Cede & Co and (6) the Depository Trust Company, seeking to restrain Mr. Hsu and Mr. Borho from acting, purporting to act or holding themselves out as directors of Sinovac Antigua pending determination of the claim (the "0369 Proceedings"). The Antigua Court directed that the 0320 Proceedings and the 0369 Proceedings would be heard together (the "SSM Proceedings"). On October 27, 2025, the Antigua Court heard the interim injunction applications in the SSM Proceedings. On December 5 and 19, 2025, the Antigua Court handed down its ruling (the "December Ruling"), which provided that the following directors comprise the board

Sinovac Antigua until the trial of the substantive claim: Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Dr. Chiang Li, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin. Ms. Rui-Ping Xiao subsequently resigned from the board due to personal reasons in August 2025.

On December 24, 2025, 1Globe and OrbiMed Partners issued appeals against the December Ruling and sought a stay of execution of the December Ruling and expedition of the application. The stay of execution was dismissed, but the expedition of the appeal was ordered. The Court of Appeal heard the appeal on March 24, 2026 and the hearing was adjourned part-heard to a date not yet fixed. On March 26, 2026 at a Case Management Conference in respect of the substantive case, the Antigua Court ordered a trial of preliminary issues to be listed for May 27 to June 5, 2026.

Hong Kong Litigation

On October 8, 2018, Sinovac Antigua became aware that unauthorized documents in respect of Sinovac Hong Kong had been unlawfully filed with the Hong Kong Companies Registry to change the directors of Sinovac Hong Kong from Mr. Weidong Yin and Ms. Nan Wang to Mr. Jianzeng Cao and Mr. Pengfei Li. On October 15, 2018, Mr. Weidong Yin and Ms. Nan Wang commenced proceedings HCMP 1731/2018 before the Hong Kong High Court.

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

On November 28, 2018, Mr. Cao and Mr. Li filed a Notice of Appeal with the Hong Kong Court of Appeal, indicating their intention to appeal the orders made by the Hong Kong High Court. No hearing date has yet been fixed to hear the appeal. Mr. Yin and Ms. Wang intend to vigorously contest the appeal filed by Mr. Cao and Mr. Li. Pending the determination of the appeal, the November 28 Order remains effective and enforceable. Pursuant to the November 28 Order, the Hong Kong Companies Registry has removed the purported Sinovac Hong Kong documents from the Companies Register and updated Sinovac Hong Kong's register of director such that the directors on record are Mr. Yin, Ms. Wang and Mr. Yuk Lam Lo.

As of the date of this annual report, neither the Court of First Instance nor the Court of Appeal directed that the execution of the November 28 Order should be stayed. So far, Mr. Cao and Mr. Li have taken no further steps in respect of the appeal after the Notice of Appeal was filed on November 28, 2018.

PRC Litigation

On November 15, 2021, Sinobioway Medicine filed a complaint against Sinovac Beijing and Sinovac Hong Kong in the Fourth Intermediate People's Court of Beijing ("Beijing Fourth Court"). The complaint sought to dissolve and liquidate Sinovac Beijing with the argument that the board of directors of Sinovac Beijing has been unable to function for the benefit of the company and the two shareholders of Sinovac Beijing have gotten into a deadlock. In December 2022, Sinobioway Medicine filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and made an official ruling to dismiss the case on January 20, 2023.

In November 2021, Sinobioway Medicine filed a complaint against Sinovac LS, Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with the Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. On March 13, 2023, Beijing Fourth Court notified us by telephone that Sinobioway Medicine had just filed a request to the Beijing Fourth Court to voluntarily withdraw the case. The Beijing Fourth Court supported such voluntary withdrawal and made an official ruling to dismiss the case on April 10, 2023.

Arbitration and Litigation with respect to the PIPE Shares

On March 17, 2025, Vivo Entities requested an arbitration in HKIAC against Sinovac Antigua. By this arbitration, Vivo Entities request the following relief: (i) a declaration that the 2018 SPA remains in full force and effect and that Vivo Entities are entitled to all of the rights they have thereunder; (ii) a declaration that the judgment and order of the Privy Council does not constitute a Rescission Order within the meaning of Section 6.13 of the 2018 SPA; (iii) a declaration that the 2018 SPA can no longer be terminated under Section 6.13 of the 2018 SPA; (iv) a declaration that Sinovac Antigua by operation of law and/or equity is precluded from seeking to (re)litigate the matter of whether the actions of the then incumbent board at the time of Vivo Capital's investment were null and void (i.e., seek at this stage any form of Rescission Order); (v) an award of Vivo Entities' attorneys' fees and costs in bringing this arbitration; and (vi) such other and further relief as the tribunal may deem just and proper. On September 30, 2025, the tribunal heard an application to stay its proceedings, a decision from that application is awaited. The tribunal has listed a status hearing for May 15, 2026.

On May 6, 2025, Sinovac Antigua, OrbiMed and 1Globe (the "PIPE Claimants") commenced proceedings in the Antigua High Court against (1) Vivo Capital, LLC, (2) Vivo Capital Fund VIII L.P., (3) Vivo Capital Surplus Fund VIII, L.P., (4) Vivo Capital Fund IX, L.P., (5) Prime Success and (6) Cede & Co (the "PIPE Defendants"). The PIPE Claimants seek declarations that: (i) the 2018 SPA and the Shareholders' Agreement dated July 2, 2018 are invalid; (ii) the 2018 PIPE Shares should be set aside; (iii) the appointment of Mr. Shan Fu as a director was invalid; (iv) the guarantees given by Sinovac Antigua in connection with two convertible loan agreements dated May 18, 2024 between Vivo Capital Fund IX, L.P. and Sinovac LS, and between Prime Success and Sinovac LS, respectively, are invalid; (v) that the former incumbent directors of Sinovac Antigua had no authority to cause Sinovac LS to enter into the Convertible Loan Agreements or pay Sinovac LS dividends; and (vi) the former incumbent directors acted in breach of their duties in causing or allowing Sinovac LS to enter into the convertible loan agreements or pay Sinovac LS dividends. The PIPE Claimants also seek rectification of Sinovac Antigua's shareholder register to remove entries in relation to the 2018 PIPE Shares.

On July 7, 2025, the PIPE Claimants obtained an injunction to freeze the disputed 2018 PIPE Shares pending determination of the claim and to restrain the PIPE Defendants from voting the disputed 2018 PIPE Shares at any shareholders' meeting. The First to Fifth Defendants appealed against the injunction granted on July 7, 2025; The Second to Fourth Defendants applied to the Antigua Court to stay the injunction order made on July 7, 2025, and the Fifth applied to the Court of Appeal on an ex parte basis for a stay of the injunction order. The Court directed a hearing on July 8, 2025. During that hearing the Antigua Court Judge was informed that the Court of Appeal granted the Fifth Defendant's ex parte application for a stay of the injunction order. The Antigua Court Judge subsequently dismissed the First to Fourth Defendant's application for a stay. The PIPE Defendants then purported to vote the disputed 2018 PIPE Shares at the special shareholder meeting that took place on the evening of July 8, 2025. The First to Fourth Defendants sought leave to appeal against the order of the Antigua Court Judge dismissing its stay application. The PIPE Claimants applied for the stay to be discharged.

These proceedings were consolidated and a hearing took place on September 29 and 30, 2025. Judgment in respect of the appeals against the injunction was reserved following the hearing on September 29 and 30, 2025 and has yet to be handed down. Vivo Entities application for leave to appeal the order dismissing its stay application was refused by order dated September 30, 2025.

The First to Fifth Defendants are challenging the jurisdiction of the Antigua Court. A hearing took place on the jurisdiction challenge between March 31 and April 2, 2026. 1Globe and OrbiMed submitted post-hearing written briefings on April 13, 2026. Sinovac Antigua and the PIPE Defendants submitted post-hearing written briefings on April 20, 2026. The Antigua Court is expected to deliver a written ruling in due course, although the date of that ruling is not yet known.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Sinovac Antigua's board of directors intend to provide Sinovac Antigua's shareholders with their appropriate share of the prior distributions from Sinovac Antigua's subsidiaries. Going forward, the board also intends for Sinovac Antigua's shareholders to receive pro-rata distributions in due course with any distributions made to stakeholders of operating subsidiaries.

Sinovac Antigua's board of directors has complete discretion on whether to pay dividends. Even if Sinovac Antigua's board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on common shares, if any, will be paid in U.S. dollars.

Sinovac Antigua is a holding company, and we rely on the dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to Sinovac Antigua's shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our Chinese Mainland Subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the regulations in China, our Chinese Mainland Subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of each company. Our Chinese Mainland Subsidiaries are required to set aside, at the discretion of their respective board of directors, a portion of its after-tax profits to their employee welfare and bonus funds.

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months and meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC), or otherwise at 10%. Prior to May 2015, whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from our Chinese Mainland Subsidiaries is subject to the approval of the PRC tax authorities. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our Chinese Mainland Subsidiaries would reduce our net income attributable to the shareholders.

In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. The preferential dividend withholding tax rate expired in 2014. Subsequent to May 2012, the preferential dividend withholding tax rate no longer needed to be approved by the PRC tax authorities, instead companies can apply the 5% rate if a self-assessment determined the recipient of the PRC-sourced income qualify for the preferential rate. However, such self-assessment could be overturned upon an inspection by the PRC tax authorities. We had assessed Sinovac Hong Kong met the relevant requirements pursuant to the tax arrangement between Hong Kong and the Chinese mainland, and determined the preferential dividend withholding tax rate of 5% was applicable to Sinovac Hong Kong before 2024. At the end of 2025, upon evaluation by and discussion with the PRC tax authorities, Sinovac Hong Kong's dividend withholding tax rate was changed to 10% for the aforementioned periods, and Sinovac Hong Kong paid an additional withholding tax at rate of 5% from the end of 2025 to April 2026. Sinovac Hong Kong is currently subject to withholding tax at a rate of 10%.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

See "—C. Markets."

B. Plan of Distribution

Not applicable.

C. Markets

Sinovac Antigua's common shares have been listed on the NASDAQ Global Select Market since January 3, 2011 under the symbol "SVA." Trading of Sinovac Antigua's common shares on Nasdaq has been halted since February 22, 2019.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Sinovac Antigua is an Antiguan company (Company No. 11949) with limited liability and its affairs are governed by its Articles of Incorporation, By-laws and the International Business Corporations Act. The following are summaries of material provisions of Sinovac Antigua's Articles of Incorporation, By-laws and the International Business Corporations Act.

General

All of Sinovac Antigua's outstanding common shares are fully paid and non-assessable. The common shares are issued in registered form. Holders of common shares are entitled to receive share certificates. Sinovac Antigua's shareholders who are non-residents of Antigua may freely hold and vote their common shares.

Corporate Purpose

The objects for which Sinovac Antigua is established are set forth in Sinovac Antigua's Articles of Incorporation, as follows:

•
To conduct any and all business activities permitted by the laws of the State of Antigua and Barbuda as an International Business Corporation.
•
To acquire and deal with any property, real or personal, to erect any buildings, and generally to do all acts and things which, in the opinion of Sinovac Antigua or the Directors, may be conveniently, or profitably, or usefully, acquired and dealt with, carried on, erected or done by Sinovac Antigua in connection with said property.
•
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

Dividends: Rights to Share Profits

The holders of Sinovac Antigua's common shares are entitled to such dividends as may be declared by Sinovac Antigua's board of directors subject to the International Business Corporations Act. For example, under the International Business Corporations Act, a company shall not declare or pay a dividend if this would result in the company's inability to pay its liabilities as they become due or the realizable value of the company's assets less than the aggregate of its liabilities and stated capital of all class. In addition, a company shall not pay a dividend out of unrealized profits.

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.

A quorum required for a meeting of shareholders consists of shareholders who hold at least a majority of Sinovac Antigua's shares at the meeting present in person or by proxy. Shareholders' meetings are held annually and may be convened by Sinovac Antigua's board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least five percent of Sinovac Antigua's issued share capital. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders meetings.

Unless the International Business Corporations Act otherwise requires, resolutions to be passed by the shareholders require a simple majority vote. Important matters such as changes to our By-laws require a resolution passed by a vote of shareholders holding a majority of all the outstanding and issued shares.

Transfer of Common Shares

Sinovac Antigua's shareholders may transfer common shares by endorsing the relevant share certificates, completing a share transfer form or by other proper evidence of succession, assignment or authority to transfer.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by Sinovac Antigua's shareholders proportionately.

Reserve Fund

Subject to the provisions of the International Business Corporations Act, as amended, we may by special resolution reduce any capital redemption reserve fund or any share premium account.

Redemption, Repurchase and Surrender of Shares

Subject to the provisions of the International Business Corporations Act, as amended, Sinovac Antigua may by special resolution reduce Sinovac Antigua's share capital, any capital redemption on reserve fund or any share premium account. However, in accordance with the International Business Corporations Act, Sinovac Antigua must not make any payment to purchase or redeem any redeemable issued by it if there are reasonable grounds for us believing that

a)
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

Calls on Shares and Forfeiture of Shares

There are no provisions in Sinovac Antigua's Articles of Incorporation and By-laws, as amended, governing the calls on shares and forfeiture of shares.

Limitations on the Rights to Own Shares

There are no provisions in Sinovac Antigua's Articles of Incorporation and By-laws, as amended, governing the limitations on the rights to own shares in the Corporation.

Ownership Threshold

There are no provisions in Sinovac Antigua's Articles of Incorporation and By-laws, as amended, governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in accordance with applicable laws and regulations.

Inspection of Books and Records

Holders of Sinovac Antigua's common shares will have no general right under Antigua law to inspect or obtain copies of our list of shareholders or our corporate records. They may, however, access such corporate information as is publicly available in the Companies Registry in St. John's, Antigua. We will also provide Sinovac Antigua's shareholders with annual audited consolidated financial statements.

Changes in Capital

We may from time to time by a resolution passed by a majority of the shares entitled to vote:

•
increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;
•
consolidate and divide all or any of Sinovac Antigua's share capital into shares of a larger amount than our existing shares;
•
sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;
•
designate and issue any number of new series of preferred shares; and
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of Sinovac Antigua's share capital by the amount of the shares so cancelled.

Sinovac Antigua may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Director's Powers and Qualification

Pursuant to the International Business Corporation Act, a director or officer of the corporation, (a) who is a party to a material contract or proposed material contract with the corporation; or (b) who is a director or an officer of any body, or has material interest in any body, that is a party to a material contract or proposed material contract with the corporation, must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest. The disclosure must be made, in the case of a director of a corporation, (a) at the meeting at which a proposed contract is first considered; (b) if the director was not then interested in the proposed contract, at the first meeting after he becomes so interested; (c) if the director becomes interested after a contract is made at the first meeting after he becomes so interested; or (d) if a person who is interested in a contract later becomes a director of the corporation, at the first meeting after he becomes a director. A director of the corporation may vote on any resolution to approve a contract that he has an interest in, if the contract (a) is an arrangement by way of a security for money loaned to or obligation undertaken by him for the benefit of the corporation or an affiliate of the corporation; (b) is a contract that relates primarily to his remuneration as a director, officer, employee or agent of the corporation or affiliate of the corporation; (c) is a contract for indemnity or insurance under section 99 to 101 of the International Business Corporation Act; (d) is a contract with an affiliate of the corporation; or (e) is a contract other than one referred to in (a) to (d) above. But, in the case of a contract described in paragraph (e), no resolution is valid unless it is approved by not less than two-thirds of the votes of the shareholders of corporation to whom notice of the nature and extent of the director's interest in the contract is declared and disclosed in reasonable details. A general notice to the directors of the corporation by a director or an officer of the corporation declaring that he is a director or officer of or has a material interest in another body and is to be regarded as interested in any contract with that body is a sufficient declaration of interest in relation to any such contract.

There are no provisions in Sinovac Antigua's Articles of Incorporation and By-laws, as amended, governing the directors' powers to vote compensation to themselves or any members of their body.

Pursuant to the International Business Corporation Act, unless the articles or by-laws, or any unanimous shareholder agreement relating to, the corporation otherwise provide, the articles of a corporation are presume to provide that the directors of the corporation may, without authorization of the shareholders, (i) borrow money upon the credit of the corporation; (ii) issue, re-issue, sell or pledge debenture of the corporation; (iii) give guarantee on behalf of the corporation to secure performance of an obligation of any person; and (iv) mortgage, charge, pledge, or otherwise create to secure any obligation of the corporation a security interest in all or any property of the corporation that is owned or subsequently acquired by the corporation. "Security interest" means any interest in or charge upon any property of a corporation, by way of mortgage, bond, lien, pledge or other mean, that is created or taken to secure the payment of an obligation of the corporation. Notwithstanding, when circumstances prejudicial to the corporation exist, the corporation shall not directly or directly, give financial assistance by means of a loan, guarantee or otherwise to a shareholder, director, officer or employee of the corporation or affiliated corporation; or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the corporation or a corporation with which it is affiliated. Unless the articles or by-laws, or any unanimous shareholder agreement relating to, the corporation otherwise provide, the directors of the corporation may by resolution delegate the powers mentioned above to a director, a committee of directors or an officer of the corporation.

There are no provisions in Sinovac Antigua's Articles of Incorporation and By-laws, as amended, governing the directors' powers as it relates to retirement or non-retirement of directors under the age limit requirement.

There are no provisions in Sinovac Antigua's Articles of Incorporation and By-laws, as amended, that make provisions for number of shares required for director's qualification.

General Meetings of Shareholders

Sinovac Antigua must hold an annual shareholders' meeting every year. The meeting must take place within Antigua and Barbuda at a place and time prescribed by Sinovac Antigua's board of directors. As it relates to a special shareholders' meeting, the board of directors may, whenever it thinks fit, convene a special shareholders' meeting. Sinovac Antigua's board of directors shall also on the requisition of the holders of not less than one-twentieth of Sinovac Antigua's issued share capital proceed to convene a special shareholders' meeting. No business shall be transacted at any shareholders' meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Shareholders present in person or by proxy representing a majority of Sinovac Antigua's shares shall constitute a quorum. All meetings shall be chaired by a director appointed by Sinovac Antigua's board of directors to act as the chairman. Minutes of the proceedings of every annual shareholders' meeting shall be kept, and shall be signed by the chairman of the same meeting, or by the chairman of the next succeeding meeting, and the same, when so signed, shall be conclusive evidence of all such proceedings and of the proper election of the chairman.

Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. All elections for director shall be decided by majority vote; all other questions shall be decided by majority vote except as otherwise required by the International Business Corporations Act, as amended. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointer of his attorney duly authorized in writing, or if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be Sinovac Antigua's shareholder.

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purpose for which the meeting is called, shall be delivered not less than 21 days before the date of the meeting, either personally by mail or facsimile, to each shareholder on record entitled to vote at such meeting. If mailed such notice is deemed to be delivered when deposited in the mail, addressed to the shareholder at his address as it appears on Sinovac Antigua's share transfer books, with postage thereon prepaid.

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

Shareholders' Suits

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
•
the act complained of, although not ultra vires, required a special resolution, which was not obtained; and
•
those who control the company are perpetrating a "fraud on the minority."

Directors' Fiduciary Duties

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

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Antigua and Barbuda law and our By-laws allow Sinovac Antigua's shareholders holding not less than five per cent of the paid up voting share capital of the Company to requisition a shareholder's meeting. We are obligated under our By-laws and the International Business Corporations Act to call shareholders' annual general meetings. See "Item 3. Key Information — Risk Factors — Sinovac Antigua has not been able to hold an annual meeting of shareholders since February 2018, which will delay the ability of Sinovac Antigua's shareholders to vote in an election of Sinovac Antigua's directors. Sinovac Antigua's shareholders may attempt to force Sinovac Antigua to hold a shareholders' meeting."

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Antigua and Barbuda law, our By-laws will not provide for cumulative voting. As a result, Sinovac Antigua's shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

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

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the International Business

Corporations Act, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of its shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Antigua and Barbuda law and Sinovac Antigua's By-laws, if Sinovac Antigua's share capital is divided into more than one class of shares, Sinovac Antigua may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Antigua and Barbuda law, Sinovac Antigua's By-laws may only be amended with the vote of holders representing a majority of all its shares voting issued and outstanding or the unanimous written resolution of all shareholders. By-laws can be amended by a vote or unanimous written resolution of the directors.

Indemnification of Directors and Executive Officers and Limitation of Liability

Antigua and Barbuda law does not limit the extent to which a company's by-laws may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Antigua and Barbuda courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our By-laws permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from negligence or illegal action of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with Sinovac Antigua's directors and our senior executive officers that provide such persons with additional indemnification beyond that provided in Sinovac Antigua's By-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Sinovac Antigua's directors and our officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

We have obtained directors and officers insurance providing indemnification for our directors for certain liabilities.

Anti-takeover Provisions in the By-laws

Some provisions of our By-laws may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize Sinovac Antigua's board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by Sinovac Antigua's shareholders.

However, under Antigua and Barbuda law, Sinovac Antigua's directors may only exercise the rights and powers granted to them under our By-laws for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by Sinovac Antigua's By-laws on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Sinovac Antigua's shares. In addition, there are no provisions in Sinovac Antigua's By-laws governing the ownership threshold above which shareholder ownership must be disclosed.

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

On December 19, 2018, the Antigua Court held that Sinovac Antigua's Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court's judgment to the Eastern Caribbean Supreme Court, Court of Appeal on January 29, 2019. 1Globe's appeal of the Antigua Court's Judgment was heard on September 18, 2019, and the appeal decision was announced by the Court of Appeal on December 9, 2021, upholding the Antigua Judgment in each point. On April 19, 2022, 1Globe applied to the Privy Council for permission to appeal the determination in the Antigua Judgment that the Rights Agreement is valid under Antigua law. On January 16, 2025, the Privy Council ruled that the Rights Agreement is invalid.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign Currency Exchange

Under the Foreign Exchange Administration Rules, renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to any of our Chinese Mainland Subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete, and for loans with a loan period over one year the loan also has to be registered with the NDRC. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by MOFCOM, SAFE and NDRC, or their respective competent local branches.

Pursuant to the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises ("SAFE Circular 142") renminbi capital obtained from settlement of the foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless otherwise specifically provided by law, such renminbi capital cannot be used for domestic equity investments. In addition, SAFE strengthened its oversight of the flow and use of the renminbi capital converted from foreign currency registered capital of a foreign-invested company. As a result, the use of such renminbi capital may not be altered without the SAFE's approval, and such renminbi capital may not be used to repay renminbi loans if the relevant loan proceeds have not been used. Pursuant to the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises ("SAFE Circular 19"), which replaced SAFE Circular 142, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, renminbi capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the renminbi entrusted loan or repay RMB loans if the proceeds of such loans have not been used.

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment ("SAFE Circular 59"), substantially amends and simplifies the foreign exchange procedure. The major developments under SAFE Circular 59 are that the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. The reinvestment of lawful incomes, such as profit and proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment, by foreign investors in the PRC and the purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE approval.

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

Pursuant to the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments ("SAFE Circular 13"), the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facility and Improving the Examination and Verification of the Authenticity, when handling the remittance of profits exceeding the equivalent of $50,000 abroad for a domestic institution, a bank shall examine, according to the principle of transaction authenticity, the profit distribution resolution of the board of directors (or the profit distribution resolution of all partners) that is related to this remittance of profits abroad, the original of its tax record-filing form and the financial statements in proof of the profits involved in this remittance.

Pursuant to the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, domestic enterprises (including foreign-invested enterprises) may go through foreign exchange settlement formalities for their foreign debts at their discretion. In addition, domestic institutions may, at their discretion, settle up to 100% of foreign exchange receipts under capital accounts for the time being.

Pursuant to the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment ("SAFE Circular 28"), all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with the law.

According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

E. Taxation

Antigua and Barbuda Taxation

We and our securities holders, other than those resident in Antigua and Barbuda, are exempt from Antigua and Barbuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. We are not subject to stamp or other similar duty on the issuance, transfer or redemption of Sinovac Antigua's common shares. Under Section 276 of the International Business Corporations Act of Antigua and Barbuda, the tax exemption we and our securities holders currently enjoy will continue in effect for a period of 50 years from our date of incorporation, which is March 1, 1999. No reciprocal income tax treaty affecting us exists between Antigua and Barbuda and the United States.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in Sinovac Antigua's common shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, are not discussed. This discussion applies only to U.S. Holders that hold Sinovac Antigua's common shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, in each case, in effect or, in some cases, proposed as of the date of this annual report. All of the foregoing authorities are subject to differing interpretations or change, which change could apply retroactively and could affect the tax consequences described below. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service regarding the matters discussed below. There can be no assurance the U.S. Internal Revenue Service or a court will not take a contrary position to that discussed below regarding the U.S. federal tax consequences of the purchase, ownership, and disposition of Sinovac Antigua's common shares. The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder's particular circumstances or to holders subject to particular rules, including:

•
banks and other financial institutions;
•
insurance companies;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;
•
traders that elect to use a mark-to-market method of tax accounting;
•
U.S. expatriates and certain former citizens or long-term residents of the United States;
•
"controlled foreign corporations," "foreign-controlled foreign corporations," and corporations that accumulate earnings to avoid U.S. federal income tax;
•
tax-exempt entities;
•
persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;
•
persons that actually or constructively own 10% or more of our stock by vote or value;

•
persons that hold Sinovac Antigua's common shares through a permanent establishment or fixed base outside the United States;
•
partnerships or other pass-through entities, or persons holding Sinovac Antigua's common shares through such entities; or
•
persons who acquired Sinovac Antigua's common shares pursuant to the exercise of any employee share option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE ESTATE AND GIFT, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SINOVAC ANTIGUA'S COMMON SHARES.

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Sinovac Antigua's common shares that is, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of Sinovac Antigua's common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

Taxation of Dividends and Other Distributions on Sinovac Antigua's Common Shares

Subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of any distributions we make to you with respect to Sinovac Antigua's common shares generally will be includible in your gross income in the year received as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute "qualified dividend income" eligible to be taxed at the preferential rate applicable to capital gains, provided that (1) Sinovac Antigua's common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are generally considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are Sinovac Antigua's common shares. However, as a result of the suspension of trading in Sinovac Antigua's common shares, although not clear, Sinovac Antigua's common shares are unlikely to be considered to be readily tradable on an established securities market in the United States. There can be no assurance Sinovac Antigua's common shares may to be readily tradable on an established securities market in the future. Consequently, U.S. Holders should not expect that dividends paid on Sinovac Antigua's common shares will qualify for the reduced tax rates. If we are treated as a "resident enterprise" for PRC tax purposes under the EIT Law (see "— E. Taxation — PRC Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the "Treaty"). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to Sinovac Antigua's common shares.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate that would be applicable to dividends if not for the reduced tax rate applicable to qualified dividend income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to Sinovac Antigua's common shares generally will constitute "passive category income."

If PRC withholding taxes apply to dividends paid to you with respect to the common shares (see "— E. Taxation — PRC Taxation"), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Recently issued U.S. Treasury regulations may restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction, though under current U.S. Internal Revenue Service guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of Sinovac Antigua's Common Shares

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

Any gain or loss you recognize on a disposition of Sinovac Antigua's common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the Treaty (see "— E. Taxation — PRC Taxation") may elect to treat the gain as PRC-source income under the Treaty. Recently issued U.S. Treasury regulations may impose additional restrictions on the creditability of any PRC taxes on disposition gains, though under current U.S. Internal Revenue Service guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder's particular circumstances, U.S. Holders should consult their tax advisors regarding Treaty benefit eligibility. U.S. Holders should also consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of Sinovac Antigua's common shares, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC-source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets (subject to the discussion below), we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, although this belief is subject to significant uncertainties in several respects. As a result, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2024 and we may be a PFIC for any taxable year.

In general, a non-U.S. corporation will be a PFIC for any taxable year if either:

•
at least 75% of its gross income for such year is passive income, or
•
at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, "passive income" generally includes, among other things, dividends, interest, royalties, rents, annuities, and net gains from certain commodity and foreign currency transactions, subject to certain exceptions. Passive income generally does not include rents and royalties derived from the active conduct of a trade or business (other than from a related person). We will be treated as owning our proportionate share of the assets and receiving our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of Sinovac Antigua's common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in Sinovac Antigua's common shares, we are unable to reference the actual market prices of Sinovac Antigua's common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our book value and price-to-book ratio, and a comparison of the price-to-book ratio of certain other companies in industries similar to ours. We cannot provide any assurances that the fair market value of our assets, including the value of our unbooked goodwill, is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. If the fair market value of our assets, including the value of our unbooked goodwill, is substantially lower than our estimate, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2024 and may be a PFIC for any taxable year. This uncertainty will continue so long as trading in Sinovac Antigua's common shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which you hold Sinovac Antigua's common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold Sinovac Antigua's common shares, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a "deemed sale" election with respect to Sinovac Antigua's common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to additional reporting requirements as well as special tax rules with respect to any "excess distribution" you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless (i) you make a "mark-to-market" election as discussed below or (ii) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares before the current taxable year will be treated as excess distributions. Under these special tax rules:

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the common shares you own bears to the value of all of Sinovac Antigua's common shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain from the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under "— Taxation of Dividends and Other Distributions on Sinovac Antigua's Common Shares," and the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for "marketable stock," which generally is defined as stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a "qualified exchange or other market," as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose satisfying this requirement will be disregarded. Sinovac Antigua's common shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares remain listed on the NASDAQ Global Select Market and are regularly traded (which, presently, they may not be, due to the current suspension of trading on the shares), and you are a holder of common shares, we expect the mark-to-market election would be available to you if we are or become a PFIC. There can be no assurance the common shares are or will be "regularly traded" for purposes of the mark-to-market election. Once made, the election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the common shares cease to be marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a "qualified electing fund" election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income such holder's pro rata share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury requires and the failure to do so may subject such U.S. shareholder to significant penalties. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Sinovac Antigua's common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to Sinovac Antigua's common shares and proceeds from the sale, exchange or redemption of Sinovac Antigua's common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. We do not assume responsibility for backup withholding.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in Sinovac Antigua's common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of Sinovac Antigua's common shares.

PRC Taxation

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in the Chinese mainland are considered "resident enterprises" for PRC tax purposes. Under the implementation regulations relating to the EIT Law, "de facto management bodies" are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the Chinese mainland. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in the Chinese mainland only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Substantially all of our management are currently based in the Chinese mainland, and may remain in China in the future. If we were treated as a "resident enterprise" for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. Dividends received by us from our Chinese Mainland Subsidiaries may be exempt from PRC withholding tax.

Under the EIT Law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within the Chinese mainland and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within the Chinese mainland or if the dividends paid have no connection with the non-PRC investor's establishment or place of business within the Chinese mainland, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of common shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within the Chinese mainland, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC "resident enterprise," it is possible that the dividends we pay with respect to Sinovac Antigua's common shares, or the gain you may realize from the transfer of Sinovac Antigua's common shares, would be treated as income derived from sources within the Chinese mainland and be subject to income tax at 10%.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Sinovac Antigua is subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, Sinovac Antigua is required to file reports and other information with the SEC. Specifically, Sinovac Antigua is required to file annually a Form 20-F within four months after the end of each fiscal year. You can access the reports that we file with the SEC at the SEC's web site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, Sinovac Antigua is exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the transfer agent of Sinovac Antigua's common shares, with Sinovac Antigua's annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to Sinovac Antigua's shareholders. The transfer agent will make such notices, reports and communications available to holders of Sinovac Antigua's common shares and, upon our request, will mail to all record holders of Sinovac Antigua's common shares the information contained in any notice of a shareholders' meeting received by the transfer agent from us.

In accordance with the NASDAQ Rules, we will post this annual report on Form 20-F on our website www.sinovac.com. In addition, we will provide hardcopies of Sinovac Antigua's annual report free of charge to shareholders upon request.

I. Subsidiary Information

For a list of Sinovac Antigua's subsidiaries, see "Item 4. Information on the Company — C. Organizational Structure."

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

The conversion of renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of renminbi against the U.S. dollars and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and the U.S. dollar in the future. The PRC government has indicated that it will make effort to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in renminbi's value in the future as well as the unpredictability associated with renminbi's exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2024 into renminbi at the noon buying rate of $1.00 for RMB7.2993 as of December 31, 2024, such a cash balance would have been RMB7.30 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB72,993 as of December 31, 2024.

Our financial statements are expressed in U.S. dollars, but the functional currency of our Chinese Mainland Subsidiaries is renminbi. The value of Sinovac Antigua's shares will be affected by the foreign exchange rate between U.S. dollars and renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the renminbi against the U.S. dollar could result in a change to our statements of comprehensive income and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of Sinovac Antigua's shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand deposits, term deposits, and other investments placed with financial institutions. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The weighted effective interest rate on our outstanding bank loans was 2.79%, 2.83%, 5.25% and 5.64%for the years ended December 31, 2024, 2023, 2022 and 2021. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $3.8 million based on our outstanding indebtedness as of December 31, 2024.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent our maximum exposure. We place our cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and the Chinese mainland. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. Our customers are mainly various government agencies. No single customer accounted for more than 10% of the total sales for the years ended December 31, 2024, 2023, 2022 and 2021. There were three customers accounted for 23%, 10%, and 10% respectively of the total trade receivables for the year ended December 31,2021. For the years ended December 31, 2024, 2023 and 2022, no single customer accounted for more than 10% of the total trade receivables. To manage credit risk, we perform ongoing credit evaluations of customers' financial condition.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, the Chinese mainland does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim its deposits or investments back in full. We have selected reputable international financial institutions with high rating rates to place its foreign currencies. We regularly monitor the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

ITEM 12. Description of Securities other than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024 because of the material weaknesses described below under "Management's Report on Internal Control over Financial Reporting."

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are made only in accordance with authorization of a company's management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified the material weaknesses described below:

•
Entity Level Controls Related to Corporate Governance and Oversight

Our entity-level controls related to governance and oversight were not effective. Specifically, unresolved governance disputes that contributed to uncertainty in Sinovac Antigua's board authority, which might result in uncertainty regarding our governance structure.

•
Information Technology General Controls

We did not maintain sufficient documentation to evidence the effective design and operation of information technology general controls (ITGCs) over certain key applications, including controls over user access, change of management, data backup policy, and segregation of duties; accordingly, the design and operating effectiveness of these controls could not be evaluated. As a result, management's ability to rely on technology-dependent controls and system-generated information was impacted. Consequently, controls dependent on affected systems, including those within the period-end financial close process, were not effective.

•
Financial Reporting and Financial Close

We did not maintain effective internal controls over evaluation and determination of certain significant accounting estimates and underlying assumptions, including those requiring a high degree of judgment. As a result, errors were identified requiring prior-period adjustments across multiple areas.

Internal controls over information used in financial reporting were not effective. Specifically (i) controls were not designed or performed to validate the completeness and accuracy of Information Produced by the Entity (IPE), and (ii) controls designed to identify and evaluate risks associated with reliance on third-party service providers, including controls over the assessments of Systems and Organization Controls (SOC) reports, were not consistently performed.

Separately, management review controls over the financial close process were not executed with an appropriate level of precision or supported by sufficient documentation to evidence control performance.

Based on this assessment, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024.

Zhonghua, an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Zhonghua, our independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-5 of this annual report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including Sinovac Antigua's chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report.

ITEM 16A. Audit Committee Financial Expert

Sinovac Antigua's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Sinovac Antigua's audit committee financial expert is Mr. Simon Anderson. Each member of Sinovac Antigua's audit committee, including Mr. Simon Anderson, satisfies the "independence" requirements of the NASDAQ Marketplace rule and Rule 10A-3 under the Exchange Act.

ITEM 16B. Code of Ethics

Sinovac Antigua's board of directors has adopted a code of business conduct and ethics that applies to Sinovac Antigua's directors and our officers, employees and agents, including certain provisions that specifically apply to Sinovac Antigua's chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F (file no. 001-32371) filed with the SEC on July 14, 2006, and posted on our website at www.sinovac.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

ITEM 16C. Principal Accountant Fees and Services

Grant Thornton provided audit services on our financial statements for the years ended December 31, 2024, 2023, 2022 and 2021. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton, for the periods indicated below.

	2024	2023	2022	2021
Audit fees(1)	$1.0 million	$0.8 million	$0.8 million	$0.8 million
Audited-related fees(2)	—	—	—	—
Tax fees(3)	—	—	—	—
All other fees(4)	—	—	—	—

(1)
"Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements included in our annual reports on Form 20-F or services that are normally provided by accountants in connection with statutory and regulatory engagements for those fiscal years.

(2)
"Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit of our financial statements and are not reported under "Audit fees."
(3)
"Tax fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)
"All other fees" means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

On April 15, 2025, Grant Thornton resigned as our independent registered public accounting firm. On the same date, Grant Thornton notified us that its previously issued audit opinions on our consolidated financial statements and internal controls over financial reporting for the fiscal years ended December 31, 2023, 2022, and 2021 should no longer be relied upon. On December 31, 2025, we appointed Zhonghua to perform integrated audits of our financial statements for the fiscal years ended December 31, 2025 and 2024, and financial statement audits for the years ended December 31, 2023, 2022, and 2021. The audit fees of Zhonghua amounted to $3.45 million. Before our independent auditors are engaged to render any services, the terms and fees of the engagement are reviewed by the audit committee before Sinovac Antigua's audit committee grants approval. All services as described above have been approved by Sinovac Antigua's audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant's Certifying Accountant

On April 15, 2025, Grant Thornton resigned as our independent registered public accounting firm.

We appointed Zhonghua, effective on December 31, 2025, to perform integrated audits of our financial statements for the fiscal years ended December 31, 2025 and 2024, and financial statement audits for the years ended December 31, 2023, 2022, and 2021. The decision to appoint a new auditor was unanimously approved by our audit committee.

The change was not made due to any disagreements with Grant Thornton. Grant Thornton's audit reports on our consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

Grant Thornton's reports on the internal control over our financial reporting as of December 31, 2023, 2022 and 2021 stated that, in Grant Thornton's opinion, we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, 2022 and 2021 based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). However, on April 15, 2025, Grant Thornton notified us that its previously issued audit opinions on our consolidated financial statements and internal controls over financial reporting for the fiscal years ended December 31, 2023, 2022, and 2021 should no longer be relied upon. The non-reliance decision is a result of the ruling by the Privy Council on January 16, 2025 that the Board has been the legitimate board of directors of the Sinovac Antigua since then and current members of the Board are assessing certain corporate actions taken by the former board of directors of Sinovac Antigua after they ceded office, which creates uncertainty as to the validity of resolutions and actions adopted by the prior board members as well as associated management representations on which Grant Thornton relied.

During the fiscal years ended December 31, December 31, 2024, 2023, 2022 and 2021 and the subsequent interim period through April 15, 2025, there have been no (i) disagreements between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Grant Thornton would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F other than the material weaknesses. Grant Thornton informed us on April 15, 2025, that a material weakness in our internal control over financial reporting existed as of December 31, 2023. More specifically, the material weakness identified as of December 31, 2023 was that we did not (i) fully design, implement and monitor general information technology controls in the areas of user access, segregation of duties, and change management for certain key systems, (ii) design and implement adequate controls pertaining to the completeness and accuracy of underlying data used in the performance of controls and account reconciliations over substantially all areas, (iii) design and implement monitoring controls over use of service organizations, and (iv) design, implement, and retain appropriate documentation of formal accounting policies, procedures and controls to achieve timely, complete and accurate financial accounting, reporting and disclosures.

The Audit Committee of the Board of Directors discussed the material weaknesses with Grant Thornton and authorized Grant Thornton to fully respond to the inquiries of Zhonghua on the material weaknesses.

We provided a copy of the above statements to Grant Thornton and requested that Grant Thornton furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Grant Thornton addressed to the SEC, dated April 21, 2025, is incorporated by reference herein as Exhibit 15.2.

During each of the fiscal years ended December 31, 2024, 2023, 2022 and 2021 and the subsequent period prior to our engagement of Zhonghua, neither we nor anyone on our behalf consulted Zhonghua regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Zhonghua or a reportable event.

During each of the fiscal years ended December 31, 2024, 2023, 2022 and 2021 and the subsequent period prior to our engagement of Zhonghua, we have not obtained any written report or oral advice that Zhonghua concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow "home country practice" in certain corporate governance matters. Sinovac Antigua did not have an annual meeting of shareholders in 2024, 2023 and 2022. Dentons, our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Global Select Market certifying that our current practice relating to the annual meeting of shareholders will not breach Sinovac Antigua's Articles of Incorporation and By-laws nor any applicable law in Antigua and Barbuda.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Sinovac Antigua's board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Sinovac Antigua's securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of the insider trading policies is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Item 3. Key Information—D. Risk Factors—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business."

Cybersecurity Governance

Sinovac Antigua's board of directors has general oversight power over cybersecurity issues and has delegated the daily supervision responsibility to our IT department. Our IT department, consisting of personnel with relevant expertise in cybersecurity management, oversees the implementation of our cybersecurity risk management measures and reports to the board of directors any material cybersecurity incidents.

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

1.1

Articles of Incorporation and By-laws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 12, 2012)

4.1

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 28,000 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.2

Translation of a Lease between Sinovac Beijing and SinoBioway related to a building of approximately 13,300 square feet, dated August 12, 2004 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.3

Translation of a Supplement Agreement to the Leases between Sinovac Beijing and SinoBioway (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.4

Translation of a Supplemental Agreement, dated August 12, 2010, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.5

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated August 12, 2004 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.6

Translation of a Lease between Sinovac Beijing and SinoBioway related to buildings of approximately 37,000 square feet, dated June 4, 2007 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on March 31, 2008)

4.7

Translation of a Supplemental Agreement, dated April 8, 2013, to a Lease Contract between Sinovac Beijing and SinoBioway, dated June 4, 2007 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.8

Stock Option Plan adopted on November 1, 2003 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.9

2012 Share Incentive Plan adopted on August 22, 2012 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2013)

4.10

Form of Employment Agreement between the Registrant and Officers (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on May 11, 2018)

4.11

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.12

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.13

Form of Director Indemnification Agreements (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.14

Securities Purchase Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.15

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.16

Shareholders Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.17

Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.18

Shareholders' Agreement dated December 4, 2020 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 22, 2021)

8.1*	List of Subsidiaries
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

11.2*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhonghua Certified Public Accountants LLP
15.2

Letter dated as of April 21, 2025 from Grant Thornton Zhitong Certified Public Accountants LLP (incorporated by reference to Exhibit 16.1 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on April 21, 2025)

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2024)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sinovac Biotech Ltd.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chief Executive Officer

Date: April 30, 2026

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2024, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. and its subsidiaries (the Company) as of December 31, 2024, 2023, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the four-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the four-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2026 expressed an adverse opinion.

Restatement of Previously Issued Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2023, 2022, and 2021 consolidated financial statements, previously audited by a predecessor auditor, have been restated to correct misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales Returns – Variable Consideration

Critical Audit Matter Description

As described in Note 3 and Note 18 to the consolidated financial statements, revenue from product sales includes estimates of variable consideration related to expected product returns, which are subject to a constraint to ensure it is probable that a significant reversal of revenue recognized will not occur. Provisions for sales returns are recognized for such expected sales returns. As of December 31, 2024, the Company's accrued liabilities associated with sales returns were $35.1 million, and the Company recorded $28.8 million of reductions to gross product sales related to variable consideration during 2024.

Auditing the Company's estimate of variable considerations related to sales returns was especially challenging due to the significant judgment involved in evaluating management's assumptions. The estimate requires consideration of inventory remaining in the distribution channel at the balance sheet date that may be subject to return in future periods, as well as analyses of available data, including the remaining shelf lives of products and historical return patterns. Changes in these assumptions could have a material impact on the amounts recorded. Accordingly, this matter required a high degree of auditor judgment and increased audit effort, and therefore, we identified the Company's estimate of variable consideration related to sales returns as a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of controls over the Company's process for estimating expected product returns. We evaluated the appropriateness of the Company's accounting policies for product returns and the reasonableness of management's application of those policies.

We tested the completeness and accuracy of the data used in estimating the sales returns and evaluated the mathematical accuracy of management's calculation. In evaluating key assumptions, we inspected inventory quantity data obtained from significant counterparties within the distribution channel around the balance sheet date and evaluated relevant data from third-party sources to assess expected return patterns. We performed a retrospective review by comparing prior-period estimates to actual returns and developed an independent expectation using historical sales and return data, product shelf-life characteristics, and other relevant information to evaluate the reasonableness of management's estimate.

Impairment of Long-Lived Assets

Critical Audit Matter Description

As described in Note 10 to the consolidated financial statements, the Company identified impairment indicators on certain of its property, plant and equipment. The Company performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, the Company measured the impairment amount by estimating the fair value of the assets. The Company determined the fair value using the income approach. It was determined that the fair value of these assets was $188.6 million compared to the carrying value of $207.7 million as of December 31, 2024.

Auditing the Company's estimate of fair value related to the impairment of long-lived assets is a critical audit matter since it involves subjective and complex auditor judgement, increased audit effort, and the use of professionals with specialized skill and knowledge. The related audit effort in evaluating management's judgments in determining the cash flow forecasts to be utilized was complex, subjective, and challenging, and required a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of controls over the Company's process for impairment of long-lived assets. We evaluated the appropriateness of the Company's accounting policies for impairment of long-lived assets and the reasonableness of management's application of those policies.

We evaluated the professional competence and objectivity of management's valuation experts, evaluated the fair value assessment performed by management and management's specialist, including the methodology and assumptions used in applying the income approach, and involved our own valuation specialists to assess the valuation methods used within management's valuation report. We also tested the underlying data used to determine the projected future cash flows, evaluated the reasonableness of future cash flows by comparing forecasted amounts to historical performance, performed physical observations, and assessed the adequacy of the related disclosures in the consolidated financial statements.

Ongoing Litigations

Critical Audit Matter Description

As described in Note 20 to the consolidated financial statements, the Company is involved in complex and ongoing litigations with certain shareholders across multiple jurisdictions. Following a January 2025 ruling by the Judicial Committee of the Privy Council invalidating the Company's Rights Agreement, additional related proceedings and arbitration matters remain ongoing. The outcome and potential financial impact of these matters cannot be reasonably estimated.

Auditing the Company's accounting for and disclosures related to these litigations was especially challenging due to the significant judgment required in assessing the likelihood of loss, estimating the potential financial impact of the litigation, and evaluating the adequacy of related disclosures in accordance with applicable accounting guidance. Accordingly, this matter required a high degree of auditor judgment and was identified as a critical audit matter.

How We Addressed the Matter in Our Audit

Our audit procedures included obtaining an understanding of the status of ongoing litigations through inquiries of management, inspection of relevant legal documentation, and review of minutes of meetings of the board of directors and its committees. We also evaluated the design and tested the operating effectiveness of controls over management's process for monitoring litigations and assessing the related financial reporting and disclosure implications.

We performed legal confirmation procedures with the Company's internal and external legal counsel and evaluated subsequent developments through correspondence with legal counsel. In addition, we obtained written representations from management regarding these matters and assessed the key terms of significant litigation matters and evaluated the adequacy and completeness of the related disclosures in the consolidated financial statements.

/s/ Zhonghua Certified Public Accountants LLP

We have served as the Company's auditor since 2025.

Shanghai, China

April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Sinovac Biotech Ltd. and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses throughout the Company's internal control over financial reporting related to (i) entity-level controls related to governance and oversight, (ii) information technology general controls, and (iii) financial reporting controls, including those related to significant accounting estimates, the completeness and accuracy of information produced by the entity, the evaluation of Systems and Organization Controls (SOC) reports, and management review controls. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 30, 2026 on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows of the Company, and our report dated April 30, 2026 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Zhonghua Certified Public Accountants LLP

Shanghai, China

April 30, 2026

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2024, 2023, 2022 and 2021

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2024	December 31, 2023(Restated)	December 31, 2022(Restated)	December 31, 2021(Restated)
ASSETS
Current assets
Cash and cash equivalents	$335,273	$1,123,956	$3,878,677	$11,608,855
Restricted cash	266,944	5,166	8,251	10,905
Short-term investments	9,613,328	9,894,575	6,653,668	1,806,449
Accounts receivable, net	306,567	424,945	486,594	942,735
Inventories	96,920	135,609	175,287	391,072
Prepaid expenses and other current assets	10,041	13,048	18,370	150,227
Income tax receivable	4,011	—	83,838	27,512
Amounts due from related parties	11,431	—	—	—
Total current assets	10,644,515	11,597,299	11,304,685	14,937,755
Property, plant and equipment, net	880,968	951,978	989,729	855,035
Prepaid land use rights, net	61,525	65,540	69,815	39,730
Intangible assets, net	122,579	8,520	9,699	1,480
Long-term investments	491,349	879,842	1,426,079	655,835
Prepayments for acquisition of equipment	1,340	4,173	122,609	124,313
Deferred tax assets	37,373	38,232	30,134	27,559
Right-of-use assets	16,024	45,525	58,586	115,376
Other non-current assets	20,488	20,911	19,206	1,611
Goodwill	27,508	—	—	—
Amounts due from related parties	33,612	—	—	—
Total non-current assets	1,692,766	2,014,721	2,725,857	1,820,939
Total assets	$12,337,281	$13,612,020	$14,030,542	$16,758,694
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$211,919	$76,089	$293	$3,099
Loan from a non-controlling shareholder	—	—	4,358	1,582
Accounts payable and accrued liabilities	802,996	989,245	924,654	1,029,694
Income tax payable	207,718	192,658	161,551	1,392,501
Deferred revenue	12,211	27,049	25,543	79,718
Deferred government grants	1,728	1,586	15,120	1,590
Dividend payable	212,960	—	118,889	—
Lease liability	2,366	6,085	5,993	10,385
Total current liabilities	1,451,898	1,292,712	1,256,401	2,518,569
Deferred government grants	4,843	5,865	4,477	15,839
Long-term bank loans	163,840	177,817	11,513	12,668
Deferred tax liability	410,049	453,919	462,099	540,733
Loan from a non-controlling shareholder	—	—	—	4,708
Lease liability	13,198	38,992	52,516	112,465
Other non-current liabilities	23	40	35	319
Deferred revenue	—	200	206	223
Total long-term liabilities	591,953	676,833	530,846	686,955
Total liabilities	$2,043,851	$1,969,545	$1,787,247	$3,205,524
Commitments and contingencies (notes 20 and 26)
EQUITY
Common stock	$72	$72	$72	$72
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 71,860,702 (2023 -71,860,702, 2022 -71,724,902, 2021 -71,724,902)
Additional paid-in capital	550,168	550,168	549,492	544,601
Subscriptions receivable	—	—	—	(7,109)
Accumulated other comprehensive (loss) income	(707,806)	(563,418)	(401,266)	129,501
Statutory surplus reserves	1,581,467	1,539,584	1,538,013	1,514,297
Retained earnings	6,838,357	6,789,335	6,804,397	6,813,646
Total Sinovac shareholders' equity	8,262,258	8,315,741	8,490,708	8,995,008
Non-controlling interests	2,031,172	3,326,734	3,752,587	4,558,162
Total equity	10,293,430	11,642,475	12,243,295	13,553,170
Total liabilities and equity	$12,337,281	$13,612,020	$14,030,542	$16,758,694

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2024, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31,
	2024	2023(Restated)	2022(Restated)	2021(Restated)
Sales	$361,374	$470,170	$1,473,427	$19,365,354
Cost of sales	140,688	146,853	658,192	988,920
Gross profit	220,686	323,317	815,235	18,376,434
Selling, general and administrative expenses (including rent expenses incurred to related parties of 2024 - $21, 2023 - $274, 2022 - $819, 2021 - $851)	420,922	598,250	836,138	602,148
Provision for credit losses	12,306	2,638	4,268	2,967
Research and development expenses	270,661	350,187	478,690	152,697
Loss on disposal and impairment of property, plant and equipment	30,279	108,722	5,884	977
Government grants recognized in income	(7,947)	(22,497)	(760)	(725)
Total operating expenses	726,221	1,037,300	1,324,220	758,064
Operating income (loss)	(505,535)	(713,983)	(508,985)	17,618,370
Interest and financing expenses – (including interest expenses incurred to a related party, 2024 - $nil, 2023 - $168, 2022 - $364, 2021 - $916)	(5,637)	(4,941)	(1,264)	(2,836)
Interest income – (including interest income incurred to a related party, 2024 - $1,139, 2023 - $nil, 2022 - $nil, 2021 - $nil)	29,073	87,122	157,381	102,568
Share of earnings (losses) from equity method investments	(2,700)	(11,461)	7,762	2,628
Other income (expense), net	527,636	558,776	296,622	(153,021)
Income (loss) before income taxes	42,837	(84,487)	(48,484)	17,567,709
Income tax expense	(2,181)	(36,371)	(11,483)	(3,447,936)
Net income (loss)	40,656	(120,858)	(59,967)	14,119,773
Less: (loss) income attributable to non-controlling interests	(50,249)	(107,367)	(74,434)	5,997,591
Net income (loss) attributable to common shareholders of Sinovac	$90,905	$(13,491)	$14,467	$8,122,182

Earnings (loss) per share
Basic net income (loss) per share	1.27	(0.19)	0.20	113.54
Diluted net income (loss) per share	1.27	(0.19)	0.20	113.44
Weighted average number of shares of common stock outstanding
– Basic	71,860,702	71,830,233	71,724,902	71,534,210
– Diluted	71,860,702	71,850,096	71,764,628	71,597,829

Net income (loss)	40,656	(120,858)	(59,967)	14,119,773
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(223,857)	(277,710)	(868,155)	192,272
Unrealized (loss) gain on available-for-sale investments	(10,619)	8,779	(7,301)	—
Comprehensive (loss) income	(193,820)	(389,789)	(935,423)	14,312,045
Less: comprehensive (loss) income attributable to non-controlling interests	(140,337)	(214,146)	(419,123)	6,080,227
Comprehensive (loss) income attributable to shareholders of Sinovac	(53,483)	(175,643)	(516,300)	8,231,818

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2024 and 2023

(Expressed in thousands of U.S. dollars, expect number of shares data)

	Common stock		Additional paid-in	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2023(Restated)	71,860,702	$72	$550,168	$(563,418)	$1,539,584	$6,789,335	$8,315,741	$3,326,734	$11,642,475
Dividend	—	—	—	—	—	—	—	(1,155,225)	(1,155,225)
Other comprehensive loss	—	—	—	(144,388)	—	—	(144,388)	(90,088)	(234,476)
Net income (loss) for the year	—	—	—	—	—	90,905	90,905	(50,249)	40,656
Transfer to statutory surplus reserves	—	—	—	—	41,883	(41,883)	—	—	—
Balance, December 31, 2024	71,860,702	$72	$550,168	$(707,806)	$1,581,467	$6,838,357	$8,262,258	$2,031,172	$10,293,430

	Common stock		Additional paid-in	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2022(Restated)	71,724,902	$72	$549,492	$(401,266)	$1,538,013	$6,804,397	$8,490,708	$3,752,587	$12,243,295
Exercise of stock options	135,800	—	676	—	—	—	676	—	676
Dividend	—	—	—	—	—	—	—	(211,707)	(211,707)
Other comprehensive loss	—	—	—	(162,152)	—	—	(162,152)	(106,779)	(268,931)
Net loss for the year	—	—	—	—	—	(13,491)	(13,491)	(107,367)	(120,858)
Transfer to statutory surplus reserves	—	—	—	—	1,571	(1,571)	—	—	—
Balance, December 31, 2023(Restated)	71,860,702	$72	$550,168	$(563,418)	$1,539,584	$6,789,335	$8,315,741	$3,326,734	$11,642,475

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2022 and 2021

(Expressed in thousands of U.S. dollars, expect number of shares data)

	Common stock		Additional paid-in	Subscriptions	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	receivable	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2021(Restated)	71,724,902	$72	$544,601	$(7,109)	$129,501	$1,514,297	$6,813,646	$8,995,008	$4,558,162	$13,553,170
Subscriptions receivable	—	—	(7,109)	7,109	—	—	—	—	—	—
Equity transaction of a subsidiary	—	—	12,000	—	—	—	—	12,000	—	12,000
Dividend	—	—	—	—	—	—	—	—	(386,452)	(386,452)
Other comprehensive loss	—	—	—	—	(530,767)	—	—	(530,767)	(344,689)	(875,456)
Net income (loss) for the year	—	—	—	—	—	—	14,467	14,467	(74,434)	(59,967)
Transfer to statutory surplus reserves	—	—	—	—	—	23,716	(23,716)	—	—	—
Balance, December 31, 2022(Restated)	71,724,902	$72	$549,492	$—	$(401,266)	$1,538,013	$6,804,397	$8,490,708	$3,752,587	$12,243,295

	Common stock		Additional paid-in	Subscriptions	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	receivable	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2020	71,517,402	$71	$535,833	$(7,109)	$19,865	$50,377	$155,384	$754,421	$376,846	$1,131,267
Share-based compensation	—	—	7,735	—	—	—	—	7,735	—	7,735
Exercise of stock options	207,500	1	1,033	—	—	—	—	1,034	—	1,034
Dividend	—	—	—	—	—	—	—	—	(1,898,911)	(1,898,911)
Other comprehensive income	—	—	—	—	109,636	—	—	109,636	82,636	192,272
Net income for the year	—	—	—	—	—	—	8,122,182	8,122,182	5,997,591	14,119,773
Transfer to statutory surplus reserves	—	—	—	—	—	1,463,920	(1,463,920)	—	—	—
Balance, December 31, 2021(Restated)	71,724,902	$72	$544,601	$(7,109)	$129,501	$1,514,297	$6,813,646	$8,995,008	$4,558,162	$13,553,170

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023, 2022 and 2021

(Expressed in thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023(Restated)	2022(Restated)	2021(Restated)
Operating activities
Net income (loss)	$40,656	$(120,858)	$(59,967)	$14,119,773
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
- Deferred income taxes	(56,406)	(17,409)	(83,634)	508,499
- Share-based compensation	—	—	—	7,735
- Inventory provision	37,112	49,792	160,323	44,190
- Provision for credit losses	12,306	2,638	4,268	2,967
- Loss on disposal and impairment of property, plant and equipment	30,279	108,722	5,884	977
- Depreciation of property, plant and equipment	110,227	157,446	152,702	85,066
- Amortization of prepaid land use rights	2,257	2,288	3,571	2,228
- Amortization of intangible assets	1,052	998	445	183
- Non-cash operating lease expense	5,252	8,169	10,261	14,964
- Accretion of discounts on investments	(14,070)	(10,126)	—	—
- Share of earnings (losses) from equity method investments	2,700	11,461	(7,762)	(2,628)
- Investment and interest income	(104,797)	(292,379)	(43,601)	(24,222)
Changes in operating assets and liabilities:
- Accounts receivable	91,699	50,409	389,899	(676,577)
- Inventories	(665)	(14,862)	26,895	(325,056)
- Income tax receivable and payable	11,354	113,063	(1,225,124)	1,314,688
- Prepaid expenses and other current assets	3,995	4,880	9,122	(132,694)
- Deferred revenue	(14,443)	2,233	(50,496)	(288,779)
- Accounts payable and accrued liabilities and other current liabilities	(210,888)	95,887	(89,506)	672,591
- Deferred government grants	(144)	(11,271)	4,047	(1,734)
- Other non-current assets and liabilities	(4,367)	(2,436)	(5,444)	(258)
Net cash (used in) provided by operating activities	(56,891)	138,645	(798,117)	15,321,913
Financing activities
- Proceeds from bank loans	204,775	243,395	151	13,395
- Repayments of bank loans	(81,728)	(308)	(62,797)	(44,946)
- Proceeds from exercise of stock options	—	676	—	1,034
- Dividend paid to non-controlling shareholders	(946,997)	(328,080)	(247,397)	(1,875,892)
- Proceeds from subsidiary capital contribution	—	—	12,000	—
- Loan from a non-controlling shareholder	—	—	—	7,131
- Repayments of loan from a non-controlling shareholder	—	(4,237)	(1,486)	(13,332)
Net cash used in financing activities	(823,950)	(88,554)	(299,529)	(1,912,610)
Investing activities
- Purchase of investments	(4,865,159)	(4,918,373)	(25,456,027)	(7,002,232)
- Proceeds from maturity and sales of investments	5,594,972	2,513,972	19,710,943	4,744,487
- Proceeds from disposal of equipment	160	53	608	172
- Proceeds from dissolution of subsidiary	—	—	114,352	—
- Loan to service vendors	—	(4,731)	—	—
- Repayments received on loans made to service vendors	4,655	—	—	—
- Loan to related parties	(33,754)	—	—	—
- Purchase of property, plant and equipment	(95,960)	(156,165)	(313,856)	(594,211)
- Prepaid land use rights	—	—	(28,014)	(1,706)
- Acquisition of intangible assets	(1,627)	(40)	(168)	(154)
- Purchase of equity method investments	(46,733)	(133,767)	(109,068)	(11,036)
- Acquisition of real estate properties	—	—	(13,028)	(110,786)
- Acquisition of business, net of cash acquired	(100,195)	—	—	—
Net cash provided by (used in) investing activities	456,359	(2,699,051)	(6,094,258)	(2,975,466)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(102,423)	(108,846)	(540,928)	135,719
(Decrease) increase in cash and cash equivalents and restricted cash	(526,905)	(2,757,806)	(7,732,832)	10,569,556
Cash and cash equivalents and restricted cash, beginning of year	1,129,122	3,886,928	11,619,760	1,050,204
Cash and cash equivalents and restricted cash, end of year	$602,217	$1,129,122	$3,886,928	$11,619,760
Supplemental Non-cash Investing Activities
Increase in payables for acquisition of a subsidiary	$14,040	$—	$—	$—
Increase in payables for acquisition of equity method investments	$2,563	$—	$—	$—
Increase in payables for acquisition of real estate properties	$—	$—	$—	$5,843
Supplemental disclosure of cash flow information:
Cash paid for interest	$5,801	$4,590	$1,112	$2,612
Cash paid (received) for income taxes	$47,074	$(58,539)	$1,297,774	$1,485,979

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. Description of Business

Sinovac Biotech Ltd. ("SINOVAC" or the "Company") is a fully integrated China-based biopharmaceutical company that focuses on the research and development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. We have successfully developed a portfolio of products, consisting of vaccines against hepatitis A, hepatitis B, EV-A71, seasonal viruses, H5N1 and H1N1 pandemic influenza, mumps, varicella, pneumococcal, coronavirus, poliomyelitis and tetanus.

2. Restatement of Previously Issued Consolidated Financial Statements

In connection with the preparation of the Company's consolidated financial statements as of and for the year ended December 31, 2024, the Company identified misstatements that impacted its previously issued consolidated financial statements for the years ended December 31, 2023, 2022, and 2021. The Company evaluated the materiality of these errors, including their effect on the presentation of prior period consolidated financial statements, on both a quantitative and qualitative basis in accordance with SEC Staff Accounting Bulletin No. 99, Materiality, and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, codified in ASC 250, Accounting Changes and Error Corrections. Based on this evaluation, the Company determined that the aggregate impact of the errors was material to its consolidated financial statements for the years ended December 31, 2023, 2022, and 2021. Accordingly, the Company has restated its previously issued consolidated financial statements for these periods.

The nature of the restatement adjustments primarily relate to legal and regulatory matters, errors in the application of estimates, and classification errors. The impact on the previously reported consolidated financial statements are mainly summarized as follows:

1.
Short-term investments: The Company did not appropriately evaluate the classification of certain debt and equity securities. Specifically, (i) held-to-maturity debt securities of $147,889 that had previously been classified as cash equivalents were reclassified as long‑term investments as of December 31, 2023. Held-to-maturity debt securities of $376,965 that had previously been classified as cash equivalents were reclassified as short‑term investments as of December 31,2022, and (ii) equity securities measured at net asset value ("NAV") of $7,467,744, $6,846,588, and $79,343 as of December 31, 2023, 2022, and 2021, respectively, were previously classified as available-for-sale and held-to-maturity debt securities rather than equity securities. As a result of these misclassifications, as of December 31, 2023 and 2022, cash and cash equivalents and short-term investments were overstated, while long-term investments were understated. Specifically, short-term investments were overstated by $55,362 and $757,866 respectively; long-term investments were understated by $50,291 and $773,918, respectively; and interest receivable, included in accounts receivable, was overstated by $1,043 and $18,161, respectively. For the years ended December 31, 2023 and 2022, other income were understated by $51,239 and $38,637, respectively; interest income was understated by $2,008 and overstated by $33,437, respectively; and other comprehensive income (loss) was overstated by $57,269 and $7,301, respectively.
2.
Sales and accounts receivable: The Company did not appropriately apply (i) the constraint on variable consideration within its revenue contracts, as the estimation of expected sales returns was not performed with sufficient precision retrospectively, and (ii) the current expected credit losses (CECL) model, as the estimation of credit losses was not appropriately developed. As a result, sales were misstated, with sales understated by $21,901 for the year ended December 31, 2023, and overstated by $19,334 and $9,550 for the years ended December 31, 2022 and 2021, respectively, based on subsequent sales return. Correspondingly, accounts receivable, net was overstated by $14,031, $32,363 and $9,667, as of December 31, 2023, 2022, and 2021, respectively. Sales return accrued liabilities were overstated $4,203 as of December 31, 2023, and understated $2,464 as of December 31, 2022, respectively.
3.
Inventory provision: The Company identified errors in its inventory provisions in prior periods, primarily related to the incorrect reversal of inventory write-downs and the recording of certain inventory provision amounts related to donated vaccines in an incorrect period. As a result, inventory provisions were understated by $356 and $33 as of December 31, 2023 and 2022, respectively, and overstated by $18,373 as of December 31, 2021. Accordingly, cost of sales was understated by $1,123 and $16,999 for the years ended December 31, 2023 and 2022, and overstated by $18,176 for the year ended December 31, 2021.
4.
Impairment of COVID-related equipment: The Company did not appropriately assess impairment indicators and perform impairment analyses for certain COVID-related equipment in prior periods retrospectively. Accordingly, an additional impairment charge was recognized based on the estimated fair value of such equipment and recorded retrospectively. As a result, property, plant and equipment was overstated by $32,909 as of December 31, 2023, and impairment expense was understated by $32,997 for the year ended December 31, 2023.

5.
Income taxes: The Company determined that the applicable withholding tax rate on dividend income from its Mainland China subsidiaries should have been 10% for the respective periods, consistent with the position of the relevant tax authorities. Accordingly, (i) the Company has corrected its income tax payable to reflect the additional 5% withholding tax on such dividend income, resulting in increases of $178,520, $161,369, and $137,993 as of December 31, 2023, 2022, and 2021, respectively. (ii) in addition, for earnings intended not to be permanently reinvested, a 10% withholding tax rate should have been applied, rather than the 5% rate previously used. As a result, deferred tax liabilities were previously understated by $187,072, $205,349, and $216,729 as of December 31, 2023, 2022, and 2021, respectively.
6.
Accrued liabilities: The Company did not appropriately evaluate certain accrued liabilities, which were retrospectively corrected, including (i) accrued bonuses, which were overstated by $3,567, $10,263 and $14,413 as of December 31, 2023, 2022, and 2021, respectively; (ii) interest payable due to late tax payments arising from the withholding tax discussed above, which was understated by $14,201, $7,043, and $973 as of December 31, 2023, 2022, and 2021, respectively; and (iii) liabilities for compensation related to Adverse Events Following Immunization ("AEFI"), which were understated by $11,547, $25,387, and $22,456 as of December 31, 2023, 2022, and 2021, respectively. In addition, as a result of correction (i), cost of sales decreased by $37,367, $38,832, and $65,321 for the years ended December 31, 2023, 2022, and 2021, respectively; selling, general and administrative expenses increased by $44,398, $8,814, and $52,724 for the years ended December 31, 2023, 2022, and 2021, respectively; and research and development expenses decreased by $610, increased by $33,148, and decreased by $1,641 for the years ended December 31, 2023, 2022, and 2021, respectively.
7.
Preferred stock and common stock: In connection with a recent ruling that determined the Company's Rights Agreement dated February 22, 2019 was not valid and enforceable, the Company has restated its previously reported preferred stock, common stock, and related dividend payable balances. As a result, 14,630,813 shares of preferred stock and 27,777,341 shares of common stock previously reported have been removed, together with the related dividend payables of $29,089, $23,104, and $17,125 as of December 31, 2023, 2022, and 2021, respectively.
8.
Foreign exchange remeasurement: Errors were identified in the remeasurement of certain U.S. dollar–denominated cash and cash equivalents and investments in prior periods due to the use of incorrect exchange rates. As a result, cash and cash equivalents were understated by $1,714 and overstated by $22,482 as of December 31, 2023 and 2022, and foreign exchange gains or losses (included in other income (expense), net) were misstated, resulting in adjustments of $15,887, $43,047, and $64,046 for the years ended December 31, 2023, 2022, and 2021, respectively.
9.
Adjustments to retained earnings and non-controlling interests: Retained earnings and non-controlling interests were adjusted to reflect the cumulative effect of the error corrections related to the years ended December 31, 2023, 2022, and 2021.
10.
Classification misstatements:
1.
Industry security deposits required by the Mainland China government: Industry security deposits of $9,014 and $9,279 as of December 31, 2023 and 2022, respectively, were previously classified within short-term investments and long-term investments but should have been classified as other non-current assets.
2.
Prepayments for acquisition of equipment: Certain advance payments related to engineering equipment as of December 31, 2021 were previously classified within construction in progress and prepaid expenses but should have been classified as prepayments for the acquisition of equipment. As a result, construction in progress and prepaid expenses were overstated by $48,263 and $12,513, respectively, while prepayments for acquisition of equipment were understated by $60,776.
3.
Inventory: Inventories not expected to be consumed within 12 months within the Company's normal operating cycle were previously classified as current assets but should have been classified as other non-current assets. As a result, inventories classified as current assets were overstated by $4,528, $4,851, and $1,584 as of December 31, 2023, 2022, and 2021, respectively.
4.
Income tax receivables and payables: The Company did not appropriately classify certain income tax balances. Accordingly, balances of $10,703, $11,467, and $27,512 as of December 31, 2023, 2022, and 2021, respectively, were reclassified between income tax receivables and income tax payables to reflect the appropriate presentation.
5.
Unutilized manufacturing cost: Unutilized manufacturing costs of $98,855, primarily comprising labor cost, depreciation of property, plant and equipment and other costs, were previously classified in other expense but should have been classified in selling, general and administrative expenses, respectively, for the year ended December 31, 2023.
6.
Additional paid-in capital: The Company did not appropriately classify certain equity balances between additional paid-in capital and non-controlling interest. Accordingly, amounts of $3,193 as of December 31, 2023, 2022, and 2021 were reclassified from additional paid-in capital to non-controlling interest.

The following table sets forth the effects of the restatement adjustments and reclassifications adjustments on the Company's Consolidated Balance Sheet as of December 31, 2023:

	December 31, 2023
	Previously Reported	Restatement Adjustments and Reclassifications	Restated	Reference
ASSETS
Current assets
Cash and cash equivalents	$1,270,131	$(146,175)	$1,123,956	A
Restricted cash	5,166	—	5,166
Short-term investments	9,953,042	(58,467)	9,894,575	A, J1
Accounts receivable, net	440,019	(15,074)	424,945	A, B
Inventories	139,874	(4,265)	135,609	C, J3
Prepaid expenses and other current assets	11,621	1,427	13,048
Income tax receivable	10,703	(10,703)	—	J4
Total current assets	11,830,556	(233,257)	11,597,299
Property, plant and equipment, net	979,617	(27,639)	951,978	D
Prepaid land use rights, net	65,540	—	65,540
Intangible assets, net	8,520	—	8,520
Long-term investments	684,285	195,557	879,842	A, J1
Prepayments for acquisition of equipment	6,772	(2,599)	4,173
Deferred tax assets	29,790	8,442	38,232
Right-of-use assets	45,525	—	45,525
Other non-current assets	7,369	13,542	20,911	J1, J3
Total non-current assets	1,827,418	187,303	2,014,721
Total assets	$13,657,974	$(45,954)	$13,612,020
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$76,089	$—	$76,089
Accounts payable and accrued liabilities	973,949	15,296	989,245	B, F
Income tax payable	41,258	151,400	192,658	E, J4
Deferred revenue	20,127	6,922	27,049
Deferred government grants	1,586	—	1,586
Dividend payable	29,089	(29,089)	—	G
Lease liability	5,806	279	6,085
Total current liabilities	1,147,904	144,808	1,292,712
Deferred government grants	5,865	—	5,865
Long-term bank loans	177,817	—	177,817
Deferred tax liability	263,711	190,208	453,919	E
Lease liability	39,271	(279)	38,992
Other non-current liabilities	439	(399)	40
Deferred revenue	200	—	200
Total long-term liabilities	487,303	189,530	676,833
Total liabilities	1,635,207	334,338	1,969,545
Commitments and contingencies
EQUITY
Preferred stock	15	(15)	—	G
Common stock	100	(28)	72	G
Additional paid-in capital	541,258	8,910	550,168	J6
Accumulated other comprehensive loss	(490,055)	(73,363)	(563,418)	A
Statutory surplus reserves	1,539,584	—	1,539,584
Retained earnings	7,118,516	(329,181)	6,789,335
Total Sinovac shareholders' equity	8,709,418	(393,677)	8,315,741
Non-controlling interests	3,313,349	13,385	3,326,734	J6
Total equity	12,022,767	(380,292)	11,642,475
Total liabilities and equity	$13,657,974	$(45,954)	$13,612,020

The following table presents the effect of the restatement adjustments and reclassifications on the Consolidated Statement of Operations and comprehensive loss for 2023:

	December 31, 2023
	Previously Reported	Restatement Adjustments and Reclassifications	Restated	Reference
Sales	$448,269	$21,901	$470,170	B
Cost of sales	181,516	(34,663)	146,853	C, F
Gross profit	266,753	56,564	323,317
Selling, general and administrative expenses	466,324	131,926	598,250	F, J5
Provision for credit losses	2,638	—	2,638
Research and development expenses	344,515	5,672	350,187	F
Loss on disposal and impairment of property, plant and equipment	78,720	30,002	108,722	D
Government grants recognized in income	(22,423)	(74)	(22,497)
Total operating expenses	869,774	167,526	1,037,300
Operating loss	(603,021)	(110,962)	(713,983)
Interest and financing expenses	(2,260)	(2,681)	(4,941)
Interest income	85,114	2,008	87,122	A
Share of losses from equity method investments	—	(11,461)	(11,461)
Other income, net	367,133	191,643	558,776	A, H, J5
Loss before income taxes	(153,034)	68,547	(84,487)
Income tax expense	(105,321)	68,950	(36,371)
Net loss	(258,355)	137,497	(120,858)
Less: loss attributable to non-controlling interests	(158,437)	51,070	(107,367)
Net loss attributable to shareholders of Sinovac	$(99,918)	$86,427	$(13,491)
Preferred Stock Dividends	(5,982)	5,982	—	G
Net loss attributable to common shareholders of Sinovac	$(105,900)	$92,409	$(13,491)

Net loss	(258,355)	137,497	(120,858)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	(280,426)	2,716	(277,710)
Unrealized gain on available-for-sales investments	65,900	(57,121)	8,779	A
Comprehensive loss	(472,881)	83,092	(389,789)
Less: comprehensive loss attributable to non-controlling interests	(266,184)	52,038	(214,146)
Comprehensive loss attributable to shareholders of Sinovac	(206,697)	31,054	(175,643)

Loss per share
Basic net loss per share	(1.06)	0.88	(0.19)
Diluted net loss per share	(1.06)	0.88	(0.19)
Weighted average number of shares of common stock outstanding
– Basic	99,607,574	(27,777,341)	71,830,233
– Diluted	99,607,574	(27,757,478)	71,850,096

The following table includes comparison of selected previously reported and restated information from the Company's Consolidated

Statement of Cash Flows for 2023:

	December 31, 2023
	Previously Reported	Restatement Adjustments and Reclassifications	Restated
Net cash provided by operating activities	$103,997	$34,648	$138,645
Net cash used in financing activities	(76,063)	(12,491)	(88,554)
Net cash used in investing activities	(2,924,113)	225,062	(2,699,051)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(114,901)	6,055	(108,846)
Decrease in cash, cash equivalents and restricted cash	(3,011,080)	253,274	(2,757,806)
Cash, cash equivalents and restricted cash, beginning of year	4,286,377	(399,449)	3,886,928
Cash, cash equivalents and restricted cash, end of year	$1,275,297	$(146,175)	$1,129,122

The following table sets forth the effects of the restatement adjustments and reclassifications adjustments on the Company's Consolidated Balance Sheet as of December 31, 2022:

	December 31, 2022
	Previously Reported	Restatement Adjustments and Reclassifications	Restated	Reference
ASSETS
Current assets
Cash and cash equivalents	$4,278,124	$(399,447)	$3,878,677	A, H
Restricted cash	8,253	(2)	8,251
Short-term investments	7,034,569	(380,901)	6,653,668	A
Accounts receivable, net	537,118	(50,524)	486,594	A, B
Inventories	180,719	(5,432)	175,287	C, J3
Prepaid expenses and other current assets	15,242	3,128	18,370
Income tax receivable	72,371	11,467	83,838	J4
Total current assets	12,126,396	(821,711)	11,304,685
Property, plant and equipment, net	993,781	(4,052)	989,729
Prepaid land use rights, net	69,815	—	69,815
Intangible assets, net	9,699	—	9,699
Long-term investments	661,440	764,639	1,426,079	A, J1
Prepayments for acquisition of equipment	120,912	1,697	122,609
Deferred tax assets	71,118	(40,984)	30,134
Right-of-use assets	58,586	—	58,586
Other non-current assets	2,821	16,385	19,206	J1, J3
Total non-current assets	1,988,172	737,685	2,725,857
Total assets	$14,114,568	$(84,026)	$14,030,542
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$293	$—	$293
Loan from a non-controlling shareholder	4,358	—	4,358
Accounts payable and accrued liabilities	905,923	18,731	924,654	B, F
Income tax payable	—	161,551	161,551	E, J4
Deferred revenue	17,955	7,588	25,543
Deferred government grants	15,120	—	15,120
Dividend payable	141,993	(23,104)	118,889	G
Lease liability	5,993	—	5,993
Total current liabilities	1,091,635	164,766	1,256,401
Deferred government grants	4,477	—	4,477
Long-term bank loans	11,513	—	11,513
Deferred tax liability	241,526	220,573	462,099	E
Lease liability	52,516	—	52,516
Other non-current liabilities	240	(205)	35
Deferred revenue	—	206	206
Total long-term liabilities	310,272	220,574	530,846
Total liabilities	1,401,907	385,340	1,787,247
Commitments and contingencies
EQUITY
Preferred stock	15	(15)	—	G
Common stock	100	(28)	72	G
Additional paid-in capital	540,582	8,910	549,492	J6
Accumulated other comprehensive loss	(383,276)	(17,990)	(401,266)	A
Statutory surplus reserves	1,538,013	—	1,538,013
Retained earnings	7,225,987	(421,590)	6,804,397
Total Sinovac shareholders' equity	8,921,421	(430,713)	8,490,708
Non-controlling interests	3,791,240	(38,653)	3,752,587	J6
Total equity	12,712,661	(469,366)	12,243,295
Total liabilities and equity	$14,114,568	$(84,026)	$14,030,542

The following table presents the effect of the restatement adjustments and reclassifications on the Consolidated Statement of Operations and comprehensive loss for 2022:

	December 31, 2022
	Previously Reported	Restatement Adjustments and Reclassifications	Restated	Reference
Sales	$1,492,761	$(19,334)	$1,473,427	B
Cost of sales	684,456	(26,264)	658,192	C, F
Gross profit	808,305	6,930	815,235
Selling, general and administrative expenses	823,543	12,595	836,138	F
Provision for credit losses	4,268	—	4,268
Research and development expenses	442,108	36,582	478,690	F
Loss on disposal and impairment of property, plant and equipment	5,213	671	5,884
Government grants recognized in income	(760)	—	(760)
Total operating expenses	1,274,372	49,848	1,324,220
Operating loss	(466,067)	(42,918)	(508,985)
Interest and financing expenses	(1,264)	—	(1,264)
Interest income	190,818	(33,437)	157,381	A
Share of earnings from equity method investments	—	7,762	7,762
Other income, net	301,751	(5,129)	296,622	A, H
Income (loss) before income taxes	25,238	(73,722)	(48,484)
Income tax benefit (expense)	62,893	(74,376)	(11,483)
Net income (loss)	88,131	(148,098)	(59,967)
Less: loss attributable to non-controlling interests	(25,735)	(48,699)	(74,434)
Net income attributable to shareholders of Sinovac	$113,866	$(99,399)	$14,467
Preferred Stock Dividends	(5,982)	5,982	—	G
Net Income attributable to common shareholders of Sinovac	$107,884	$(93,417)	$14,467

Net Income (loss)	88,131	(148,098)	(59,967)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(859,045)	(9,110)	(868,155)
Unrealized loss on available-for-sales investments	—	(7,301)	(7,301)	A
Comprehensive loss	(770,914)	(164,509)	(935,423)
Less: comprehensive loss attributable to non-controlling interests	(370,882)	(48,241)	(419,123)
Comprehensive loss attributable to shareholders of Sinovac	(400,032)	(116,268)	(516,300)

Earnings per share
Basic net income per share	1.08	(0.88)	0.20
Diluted net income per share	1.00	(0.80)	0.20
Weighted average number of shares of common stock outstanding
– Basic	99,502,243	(27,777,341)	71,724,902
– Diluted	114,172,782	(42,408,154)	71,764,628

The following table includes comparison of selected previously reported and restated information from the Company's Consolidated Statement of Cash Flows for 2022:

	December 31, 2022
	Previously Reported	Restatement Adjustments and Reclassifications	Restated
Net cash used in operating activities	$(770,745)	$(27,372)	$(798,117)
Net cash used in financing activities	(241,399)	(58,130)	(299,529)
Net cash used in investing activities	(5,760,470)	(333,788)	(6,094,258)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(560,769)	19,841	(540,928)
Decrease in cash, cash equivalents and restricted cash	(7,333,383)	(399,449)	(7,732,832)
Cash, cash equivalents and restricted cash, beginning of year	11,619,760	—	11,619,760
Cash, cash equivalents and restricted cash, end of year	$4,286,377	$(399,449)	$3,886,928

The following table sets forth the effects of the restatement adjustments and reclassifications adjustments on the Company's Consolidated Balance Sheet as of December 31, 2021:

	December 31, 2021
	Previously Reported	Restatement Adjustments and Reclassifications	Restated	Reference
ASSETS
Current assets
Cash and cash equivalents	$11,608,855	$—	$11,608,855
Restricted cash	10,905	—	10,905
Short-term investments	1,806,449	—	1,806,449
Accounts receivable, net	952,402	(9,667)	942,735	B
Inventories	375,511	15,561	391,072	C, J3
Prepaid expenses and other current assets	160,987	(10,760)	150,227	J2
Income tax receivable	—	27,512	27,512	J4
Total current assets	14,915,109	22,646	14,937,755
Property, plant and equipment, net	903,298	(48,263)	855,035	J2
Prepaid land use rights, net	39,730	—	39,730
Intangible assets, net	1,480	—	1,480
Long-term investments	655,835	—	655,835
Prepayments for acquisition of equipment	65,290	59,023	124,313	J2
Deferred tax assets	52,031	(24,472)	27,559
Right-of-use assets	115,376	—	115,376
Other non-current assets	25	1,586	1,611	J3
Total non-current assets	1,833,065	(12,126)	1,820,939
Total assets	$16,748,174	$10,520	$16,758,694
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$3,099	$—	$3,099
Loan from a non-controlling shareholder	1,582	—	1,582
Accounts payable and accrued liabilities	1,020,651	9,043	1,029,694	B, F
Income tax payable	1,267,504	124,997	1,392,501	E, J4
Deferred revenue	79,941	(223)	79,718
Deferred government grants	12,559	(10,969)	1,590
Dividend payable	17,125	(17,125)	—	G
Lease liability	10,385	—	10,385
Total current liabilities	2,412,846	105,723	2,518,569
Deferred government grants	4,870	10,969	15,839
Long-term bank loans	12,668	—	12,668
Deferred tax liability	324,164	216,569	540,733	E
Loan from a non-controlling shareholder	4,708	—	4,708
Lease liability	112,465	—	112,465
Other non-current liabilities	444	(125)	319
Deferred revenue	—	223	223
Total long-term liabilities	459,319	227,636	686,955
Total liabilities	2,872,165	333,359	3,205,524
Commitments and contingencies
EQUITY
Preferred stock	15	(15)	—	G
Common stock	100	(28)	72	G
Additional paid-in capital	547,691	(3,090)	544,601	J6
Subscriptions receivable	(7,109)	—	(7,109)
Accumulated other comprehensive income	130,622	(1,121)	129,501
Statutory surplus reserves	1,514,297	—	1,514,297
Retained earnings	7,141,819	(328,173)	6,813,646
Total Sinovac shareholders' equity	9,327,435	(332,427)	8,995,008
Non-controlling interests	4,548,574	9,588	4,558,162	J6
Total equity	13,876,009	(322,839)	13,553,170
Total liabilities and equity	$16,748,174	$10,520	$16,758,694

The following table presents the effect of the restatement adjustments and reclassifications on the Consolidated Statement of Operations and comprehensive income for 2021:

	December 31, 2021
	Previously Reported	Restatement Adjustments and Reclassifications	Restated	Reference
Sales	$19,374,904	$(9,550)	$19,365,354	B
Cost of sales	1,072,221	(83,301)	988,920	C, F
Gross profit	18,302,683	73,751	18,376,434
Selling, general and administrative expenses	591,167	10,981	602,148	F, H
Provision for credit losses	2,967	—	2,967
Research and development expenses	155,040	(2,343)	152,697	F
Loss on disposal and impairment of property, plant and equipment	977	—	977
Government grants recognized in income	(725)	—	(725)
Total operating expenses	749,426	8,638	758,064
Operating income	17,553,257	65,113	17,618,370
Interest and financing expenses	(2,836)	—	(2,836)
Interest income	102,568	—	102,568
Share of earnings from equity method investments	—	2,628	2,628
Other expense, net	(89,948)	(63,073)	(153,021)	H
Income before income taxes	17,563,041	4,668	17,567,709
Income tax expense	(3,104,130)	(343,806)	(3,447,936)
Net income	14,458,911	(339,138)	14,119,773
Less: Income attributable to non-controlling interests	5,991,431	6,160	5,997,591
Net income attributable to shareholders of Sinovac	$8,467,480	$(345,298)	$8,122,182
Preferred Stock Dividends	(5,982)	5,982	—	G
Net Income attributable to common shareholders of Sinovac	$8,461,498	$(339,316)	$8,122,182

Net Income	14,458,911	(339,138)	14,119,773
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	193,098	(826)	192,272
Comprehensive income	14,652,009	(339,964)	14,312,045
Less: comprehensive income attributable to non-controlling interests	6,073,832	6,395	6,080,227
Comprehensive income attributable to shareholders of Sinovac	8,578,177	(346,359)	8,231,818

Earnings per share
Basic net income per share	85.20	28.34	113.54
Diluted net income per share	74.27	39.17	113.44
Weighted average number of shares of common stock outstanding
– Basic	99,311,551	(27,777,341)	71,534,210
– Diluted	114,005,983	(42,408,154)	71,597,829

The following table includes comparison of selected previously reported and restated information from the Company's Consolidated Statement of Cash Flows for 2021:

	December 31, 2021
	Previously Reported	Restatement Adjustments and Reclassifications	Restated
Net cash provided by operating activities	$15,352,541	$(30,628)	$15,321,913
Net cash used in financing activities	(1,896,680)	(15,930)	(1,912,610)
Net cash used in investing activities	(3,023,574)	48,108	(2,975,466)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	137,269	(1,550)	135,719
Increase in cash, cash equivalents and restricted cash	10,569,556	—	10,569,556
Cash, cash equivalents and restricted cash, beginning of year	1,050,204	—	1,050,204
Cash, cash equivalents and restricted cash, end of year	$11,619,760	$—	$11,619,760

3. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). They include the accounts of Sinovac Biotech Ltd., which is incorporated under the laws of Antigua and Barbuda, and its wholly owned or controlled subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Details of the Company's significant subsidiaries are as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2024	Principal activities
Sinovac Biotech (Hong Kong) Limited ("Sinovac Hong Kong")	October 2008	Hong Kong SAR, China	100.00%	International sales and marketing
Sinovac Biotech Co., Ltd. ("Sinovac Beijing")	April 2001	People's Republic of China ("PRC”)	73.09%	Research and development, production and sales of vaccine products
Sinovac Life Sciences Co., Ltd. ("Sinovac LS") (formerly Sinovac Research & Development Co., Ltd.)	May 2009	PRC	59.24%	Research and development, production and sales of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. ("Sinovac Dalian")	January 2010	PRC	68.00%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd. ("Sinovac Biomed")	April 2015	PRC	100.00%	Distribution of vaccine products
Sinovac Holding Group Co., Ltd. ("Sinovac Beijing Holding")	June 2024	PRC	100.00%	Regional holding company
Sinovac Business Services (Dalian) Co., Ltd.	January 2024	PRC	100.00%	Shared Service Center
Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore")	August 2020	Singapore	100.00%	International sales and marketing

Use of Estimates

In preparation of the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include provision for product returns, allowance for credit losses, inventory provisions, the useful lives of long-lived assets, impairment of long-lived assets, fair value of stock-based compensation, the incremental borrowing rate ("IBR") used in the measurement of right-of-use lease assets and lease liabilities, fair values of investments and other financial instruments (including measurement of credit or impairment losses), and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial statements could be materially impacted.

Business Combinations

The Company accounts for its business combinations using the acquisition method in accordance with ASC Topic 805, Business Combinations. The acquisition method requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Non-controlling interests

For the Company's non-wholly owned subsidiaries, a non-controlling interests is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company's consolidated balance sheets and have been separately disclosed in the Company's consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with maturities of three months or less when purchased.

Restricted Cash

Restricted cash is cash held as collateral for transactions the Company has entered into.

Investments

Equity method investments

Investments in joint ventures and corporate entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise maintain control, are accounted for under the equity method of accounting in accordance with ASC Topic 323, Investments—Equity Method Investments and Joint Ventures ("ASC 323"). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of its investment to recognize the Company's proportionate share of each equity investee's net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. An impairment charge of an immaterial amount was recognized in the year ended December 31, 2024. No impairment charges were recognized in the years ended December 31, 2023, 2022, and 2021.

Equity security investments

The Company accounts for equity securities in accordance with ASC Topic 321, Investments—Equity Securities ("ASC 321"). Equity securities with readily determinable fair values are carried at fair value with changes in fair value recorded in other income (loss). For equity securities without readily determinable fair value and do not qualify for the NAV practical expedient, the Company elects to use the measurement alternative to measure those investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. The Company performs a qualitative impairment assessment to determine if such investments are impaired. The qualitative assessment considers all available information, including declines in the financial performance of the issuing entity, the issuing entity's operating environment, and general market conditions. Impairments of equity securities without readily determinable fair values are recorded to other losses.

For equity securities that qualify for the NAV practical expedient, the Company determines fair value using the net asset value ("NAV") of the investments. The fair values of the underlying investments are based on quoted market prices, or independent third-party broker or dealer quotes when quoted market prices are unavailable.

Debt security investments

All highly liquid investments with original maturities between three months and one year, as well as investments expected to be realized in cash within the next twelve months, are classified as short-term investments; Investments with maturity dates greater than one year from the balance sheet date are classified as long-term investments.

The Company accounts for debt investments in accordance with ASC Topic 320, Investments—Debt Securities ("ASC 320"). The Company classifies the investments in debt as "held-to-maturity," "trading" or "available-for-sale," whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and as stated at amortized cost adjusted for amortization of premiums and accretion of discounts to maturity. The securities are subjected to the current expected credit losses (CECL) impairment model, which requires the immediate recognition of estimated expected credit losses over the life of the financial instrument. The estimate of expected credit losses considers not only historical information, but also current and future economic conditions and events, no expected credit loss was recognized during the fiscal years.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets. Available-for-sale debt securities are reviewed for impairment by determining whether the decline in their market value below carrying value is other than-temporary. No other-than-temporary impairments and credit losses were recognized during the fiscal years.

Accounts Receivable, Net

The Company adopted accounts for allowance for credit losses in accordance with Accounting Standards Codification Topic 326, Credit Losses ("ASC 326"), which requires the measurement and recognition of expected credit losses for financial assets held at amortized costs. The Company estimates an allowance for credit losses based on historical experience, the age of the accounts receivable balances, credit quality of the Company's customers, current and forecasted future economic conditions and other factors that may affect its customers' ability to pay.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials, work in progress and finished goods is determined on a weighted-average cost basis and includes direct material, direct labor and overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress and raw materials. In addition, inventories that are not expected to be sold or consumed within the Company's normal operating cycle are classified as other non-current assets.

Prior to initial regulatory authorization for its product candidates, the Company expenses costs relating to raw materials, production, and manufacturing overhead costs as research and development expenses in the consolidated statements of operations in the period incurred. Subsequent to initial regulatory authorization for a product candidate, the Company capitalizes the costs of production as inventory when the Company determines that it has a present right to the economic benefit associated with the product.

Property, Plant and Equipment, Net

Property, plant and equipment are recorded at cost. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative use are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are recorded in gain or loss on disposal and impairment of property, plant and equipment included in the consolidated statements of operations and comprehensive income (loss).

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and buildings	10 to 30 years
Machinery and equipment	3 to 10 years
Motor vehicles	4 to 7 years
Office equipment and furniture	3 to 10 years
Leasehold improvements	Lesser of useful lives and term of lease

Property, plant and equipment with indefinite useful life are not amortized and are tested for impairment annually or more frequently.

Prepaid Land Use Rights, Net

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as prepaid land use rights on the consolidated balance sheet. Amortization is provided on a straight-line basis over the remaining lease term, which ranges from 20 to 50 years.

Intangible Assets, Net

The Company capitalizes patent payment and the purchased cost of vaccines if the vaccine has received a new drug certificate from the National Medical Products Administration ("NMPA") of China. If the vaccine has not received a new drug certificate, the purchase cost is expensed as in-process research and development.

Licenses in relation to the production and sales of biopharmaceutical products are amortized on a straight-line basis over their respective useful lives. Costs incurred to renew or extend the term of licenses are capitalized and amortized over the license's useful life on a straight-line basis.

The costs of acquiring and developing computer software for internal use are capitalized as intangible assets. Computer software related intangible assets are amortized over 3 - 10 years.

The Company recognizes in-process research and development assets acquired in a business combination (IPR&D) at fair value as of the acquisition date and subsequently accounts for them as indefinite-lived intangible assets until completion or abandonment of the associated R&D efforts. IPR&D are tested for impairment annually or more frequently.

Impairment of Long-Lived Assets

Long-lived assets including property, plant and equipment, right-of-use assets, and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgment had been utilized, the timing or the amount of any impairment charges could be materially different.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill ("ASC 350-20"), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the carrying values and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

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

Value-added Taxes

Value-added taxes ("VAT") collected from customers relating to product sales and payable to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue.

Revenue from Contracts with Customers

Revenue is recognized at a point in time when the performance obligation is satisfied, typically upon delivery, where control of promised goods is transferred to the Company's customers.

Net product sales are recognized net of provisions for sales returns. Provisions for sales returns are recorded based on contractual terms, our estimate of returns for products sold during the period, and other relevant considerations, using the expected value method or the most likely amount method. Provisions for sales returns are estimated based on historical exchange and returns data as well as inventory levels in distribution channels. We update our estimates periodically and record necessary adjustments in the period when such adjustments are identified. Revenue, net of provisions, is recorded only to the extent that a significant reversal in the amount of cumulative revenue recognized is not probable when the uncertainty associated with the provisions is subsequently resolved. Shipping and handling activities are considered fulfillment activities and not a separate performance obligation. Taxes assessed by governmental authorities that are imposed on and collected from our product sales are excluded from net product sales.

Payment terms generally range from three to twelve months, in line with customary practices in each country. However, for certain contracts, there may be a timing difference between revenue recognition and payment receipt. The Company has evaluated these arrangements and concluded that the significant financing component is immaterial to the financial statements.

For the years ended December 31, 2024, 2023, 2022 and 2021, the Company did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have contract assets since revenue is recognized as control of goods is transferred and the Company has an unconditional right to the consideration since payment is due based only upon the passage of time.

Contract liabilities are generally related to government stockpiling programs and advances received from customers, which are reflected in deferred revenue. For advances received from customers, the Company generally receives upfront payments from overseas customers prior to the transfer of control of the goods. Revenue is recognized when control of the goods is transferred to the customer. If the upfront payments is received but control has not yet been transferred, the amount is recorded as deferred revenue and recognized as revenue upon the transfer of control.

Cost of Sales

Cost of sales includes cost of raw materials, production, and manufacturing overhead costs associated with the Company's product sales during the period. Cost of sales includes inventory provisions for excess, obsolete, or expired inventory. Cost of sales also includes unutilized manufacturing cost. For the year ended December 31, 2024, the Company recognized $17,198 of unutilized manufacturing cost (2023 - $17,300, 2022 - $98,166, 2021 - $9,006)

Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of comprehensive income. For the year ended December 31, 2024, $7,098 of shipping and handling costs was included in selling, general and administrative expenses (2023 - $7,631, 2022 - $15,062, 2021 - $50,247).

Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $1,020 for the year ended December 31, 2024 (2023 - $1,883, 2022 - $7,665, 2021 - $9,015).

Research and Development

Research and development ("R&D") costs are expensed as incurred and are disclosed as a separate line item in the Company's consolidated statements of operations and comprehensive income (loss). R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and do not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

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

Government Grants

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for specific R&D are recorded as deferred government grants upon receipt and are recognized as government grants when the conditions are met. Other subsidies are recognized as government grants upon receipt as further performance is not required. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated. Interest subsidies are recorded as a reduction to interest and financing expenses in the consolidated statements of operations and comprehensive income (loss), or recorded as a reduction to interest capitalized if the subsidies granted are related to a specific borrowing associated with building a qualifying asset. For government loans received at below market interest rate, the difference between the face value of the loan and fair value using the effective interest rate method is recorded as deferred government grants.

Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for employee retirement and other post-retirement benefits incurred was $21,537 for the year ended December 31, 2024 (2023 - $37,710, 2022 - $30,143, 2021 - $17,728).

Foreign Currency Translation and Transactions

The Company maintains accounting records in functional currencies as follows: U.S. dollars ("$") for Sinovac Biotech. Ltd., Sinovac Hong Kong and Sinovac Singapore, Renminbi Yuan ("RMB") for the PRC subsidiaries, and local currencies for the Company's foreign subsidiaries other than above subsidiaries. The Company uses the US$ as its reporting currency.

At the transaction date, each asset, liability, revenue and expense is re-measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The Company recognized foreign exchange gain of $61,377 for the year ended December 31, 2024 (2023 - gain $75,751, 2022 - gain $232,888, 2021 - loss $67,115 ).

Assets and liabilities of subsidiaries with functional currencies other than US$ are translated into US$ at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates. Gains and losses from such translations are recorded in accumulated other comprehensive income, a component of shareholders' equity.

Share-based Compensation

Compensation expense for costs related to all share-based payments, including grants of stock options and restricted stock awards, which is recognized through a fair-value based method. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value for stock options. The Company uses the grant date stock price to determine the grant date fair value of restricted shares. The Company has elected to recognize share-based compensation costs using the straight-line method over the requisite service period with a graded vesting schedule, provided that the amount of compensation costs recognized at any date is at least equal to the portion of the grant date value of the awards that are vested at that date. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. share-based compensation costs are recorded net of estimated forfeitures such that expense is recorded only for those awards that are expected to vest.

Comprehensive Income (Loss)

The Company's operations and comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) including foreign currency translation adjustments and unrealized gain (loss) on available-for-sales investments.

Earnings (Loss) Per Share

Earnings (loss) per share is calculated in accordance with Accounting Standards Codification ("ASC") 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of Sinovac Biotech Ltd. by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive.

Leases

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

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

Fair Value Measurements on a Recurring Basis

Fair value of mutual funds classified as equity securities was measured based on quoted prices in active markets. Fair value of financial institution products other than mutual funds classified as available-for-sale debt investments are measured based on significant other observable inputs. There were no transfers between fair value measurements levels during the years ended December 31, 2024, 2023, 2022 and 2021.

Fair Value Measurements on a Nonrecurring Basis

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The Company also measures property, plant and equipment at fair value on a non-recurring basis only if an impairment charge were to be recognized. There were no non-recurring fair value measurements for the years ended December 31, 2024, 2023, 2022 and 2021, except for fair value measurement of certain long-lived assets for the impairment recorded in 2024 and 2023 as disclosed in note 10.

Fair Value of Financial Instruments

The carrying values of cash equivalents, restricted cash, short term held-to-maturity debt securities, accounts receivable, accounts payable, accrued liabilities, short-term bank loans and the current portion of long-term debt are approximate their fair value because of their short-term nature. And the carrying amounts of long-term held-to-maturity debt investments and bank loans are approximate fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments.

Assets and liabilities measured on a recurring basis or disclosed at fair value as of December 13, 2024, 2023, 2022 and 2021 are summarized below:

	Fair value measurement or disclosure
	at December 31, 2024 using
Fair value measurements on a recurring basis	Total	Level 1	Level 2	Level 3
Short-term investments:
Available-for-sale debt investments (a)	$2,134,316	$—	$2,134,316	$—
Equity securities (b)	712,181	712,181	—	—
Total recurring fair value measurements	$2,846,497	$712,181	$2,134,316	$—

	Fair value measurement or disclosure
	at December 31, 2023(Restated) using
Fair value measurements on a recurring basis	Total	Level 1	Level 2	Level 3
Short-term investments:
Available-for-sale debt investments (a)	$1,157,885	$—	$1,157,885	$—
Equity securities (b)	534,985	534,985	—	—
Total recurring fair value measurements	$1,692,870	$534,985	$1,157,885	$—

	Fair value measurement or disclosure
	at December 31, 2022(Restated) using
Fair value measurements on a recurring basis	Total	Level 1	Level 2	Level 3
Short-term investments:
Available-for-sale debt investments (a)	$408,808	$—	$408,808	$—
Equity securities (b)	—	—	—	—
Total recurring fair value measurements	$408,808	$—	$408,808	$—

Fair value measurement or disclosure
at December 31, 2021(Restated) using
Fair value measurements on a recurring basis	Total	Level 1	Level 2	Level 3
Short-term investments:
Available-for-sale debt investments (a)	$—	$—	$—	$—
Equity securities (b)	—	—	—	—
Total recurring fair value measurements	$—	$—	$—	$—

(a) Available-for-sale debt investments primarily consist of corporate bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), and government-related bonds.

(b) Equity securities measured at fair value primarily consist of mutual funds.

Certain investments that are measured at fair value using net asset value as a practical expedient under ASC 820 have not been categorized in the fair value hierarchy. As of December 31, 2024, 2023, 2022 and 2021, the fair value of these assets is $5,117 million, $6,933 million, $6,847 million and $79 million, respectively.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. In 2024, foreign exchange gain is $61,377 (2023 gain - $75,751, 2022 gain - $232,888, 2021 loss - $67,115). As of December 31, 2024, cash and cash equivalents of $148,827 (RMB1,086 million) is denominated in RMB (2023 - $381,740 (RMB2,710 million), 2022 - $857,713 (RMB5,916 million), 2021 - $6,218,979 (RMB39,631 million)).

Currency Convertibility Risks

Substantially all of the Company's operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers' invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company's maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investments in reputable financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue.

The Company's customers are mainly various government agencies in China. No single customer of the Company accounted for more than 10% of the total sales for the years ended December 31, 2024, 2023, 2022 and 2021. There were three customers of the Company accounted for 23%, 10%, and 10% respectively of the total trade receivables for the year ended December 31, 2021. For the years ended December 31, 2024, 2023 and 2022, no single customer of the Company accounted for more than 10% of the total trade receivables. To manage credit risk, the Company performs ongoing credit evaluations of customers' financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Interests of the interest-bearing loans are charged at variable rates based on the People's Bank of China (note 14).

Segment Information

The Company determines its reportable segments based on how the chief operating decision-maker ("CODM") manages the business, allocates resources, makes operating decisions, and evaluates operating performance. The Company operates with one reportable segment, as the CODM, which is a management committee comprised of senior executives, allocated resources and assessed performance based upon consolidated financial information. Accordingly, the consolidated financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

Recently Issued Accounting Standards

Adopted

In November 2021, the FASB issued Accounting Standard Update ("ASU") 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early adoption is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial adoption and new transactions that are entered into after the date of initial adoption or retrospectively to those transactions. We adopted the ASU on January 1, 2022 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. We adopted the ASU on January 1, 2024 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment's profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted the ASU on January 1, 2024 retrospectively, and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. We early adopted the ASU prospectively on January 1, 2024. The adoption did not have a material impact on the Company's consolidated financial statements or related disclosure.

Not Yet Adopted

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities ("PBEs") to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity's jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU's guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10"), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently in the process of evaluating the disclosure impact of adopting this ASU.

4. Acquisitions

On September 24, 2024, we acquired control of a vaccine company in Chengdu, which was renamed to Sinovac (Chengdu) Biotech Co., Ltd. ("Sinovac Chengdu") through Sinovac LS, for the total cash considerations of $123 million (RMB897 million). Sinovac Chengdu is a modern biopharmaceutical company focusing on the research and development and production of innovative vaccines and its rabies vaccine is in the NDA Phase and is estimated to be approved by June 2026. We have acquired 100% of Sinovac Chengdu based on the acquisition agreements and the acquisition payable was $14,040 as of December 31, 2024.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

	USD	RMB
	in thousands
Net assets acquired:
IPR&D	113,645	829,527
Property, plant and equipment	10,766	78,585
Right-of-use assets	2,809	20,504
Cash and cash equivalents	10,188	74,368
Intangible assets	80	584
Other current and non-current assets	693	5,056
Other current and non-current liabilities	(42,800)	(312,410)
Goodwill	27,508	200,786
Total consideration	122,889	897,000

As of December 31, 2024, we concluded that none of our goodwill was impaired and we do not believe the risk of impairment is significant at this time, as the fair value of each of our reporting units is significantly higher than their respective net book values.

The impact of the acquisition on the Company's consolidated revenue and earnings for the period, on a pro forma basis as if the acquisition had occurred at the beginning of the period presented, was not material to the consolidated financial statements. Accordingly, pro forma information has not been presented.

5. Cash, Cash Equivalents, and Restricted Cash

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Cash and Cash Equivalents	$335,273	$1,123,956	$3,878,677	$11,608,855
Restricted Cash	266,944	5,166	8,251	10,905
Cash, Cash Equivalents and Restricted Cash	$602,217	$1,129,122	$3,886,928	$11,619,760

The ending balance of cash and cash equivalents and restricted cash presented in the consolidated statements of cash flows in 2024 is $602,217 (2023 - $1,129,122, 2022 - $3,886,928, 2021 - $11,619,760). It includes $335,273 cash and cash equivalents (2023 - $ 1,123,956, 2022 - $3,878,677, 2021 - $11,608,855) and $266,944 restricted cash (2023 - $5,166, 2022 - $8,251, 2021 - $10,905) as presented in the consolidated balance sheets.

As of December 31, 2024, the balance of $266,944 represents cash collateral held as guarantee for export sales contracts, which are restricted until May 2026, and also represents cash and cash equivalents to be paid under the Trust for Incentive.

6. Investments

The Company's investments consist primarily of held-to-maturity debt securities, available-for-sale debt securities, equity security investments, and equity method investments.

Held-to-maturity debt investments consist primarily of term deposits, structured bank deposits, and trust accounts. Short-term held-to-maturity investments represent those with original maturities of less than one year. Long-term held-to-maturity investments represent deposits in financial institutions with contractual maturities greater than one year but less than five years, for which the Company has the positive intent and ability to hold such investments to maturity.

Available-for-sale debt investments consist primarily of corporate bonds, mortgage-backed securities ("MBS"), asset-backed securities ("ABS"), government-related bonds, and other similar debt instruments. Management considers these investments to be available to support the Company's near-term liquidity and operational needs; accordingly, these investments are generally classified as short-term.

Equity security investments include investments in private investment funds, mutual funds, and equity investments without readily determinable fair values. Investments in private investment funds represent the Company's interest in pooled investment vehicles, for which the Company's ownership is based on its proportionate share of the underlying net assets. Returns are realized through distributions and the liquidation of underlying investments. In accordance with ASC Topic 820, these investments are measured using the net asset value ("NAV") per share (or its equivalent) as a practical expedient. These investments are subject to redemption and withdrawal restrictions, and the timing of distributions is dependent on the fund managers. Certain of these investments are considered available to support the Company's liquidity and are therefore generally classified as short-term. Investments in private investment funds also include those held through trust arrangements for incentive purposes. These investments are classified as long-term, as their expected realization is aligned with the timing of the underlying incentive arrangements.

Investments in mutual fund with readily determinable fair values are generally classified as short-term and are measured at fair value based on quoted market prices in active markets.

Equity investments without readily determinable fair values are classified as long-term, reflecting their nature and expected investment strategy.

Equity method investments represent investments in entities over which the Company has significant influence but not control.

Short-term investments

As of December 31, 2024, 2023, 2022 and 2021, the Company's short-term investments were comprised of held-to-maturity debt investments, available-for-sale debt investments and equity securities. The carrying value of short-term investments as of December 31, 2024, 2023, 2022 and 2021 approximate their fair value.

As of December 31, 2024, 2023, 2022 and 2021, the Company's amortized cost of held-to-maturity debt investments was $1,649,810, $1,563,566, $319,679 and $1,727,106, respectively. There were no unrealized gains or losses for any of the periods presented. During the years ended December 31, 2024, 2023, 2022 and 2021, the Company recorded interest and investment income from its held-to-maturity debt investments of $66,282, $50,425, $55,798 and $47,031 in the consolidated statements of operations, respectively.

As of December 31, 2024, 2023, 2022 and 2021, the Company's amortized cost of available-for-sale investments was $2,143,457, $1,156,407, $416,109 and $nil, respectively. During the years ended December 31, 2024, 2023, 2022 and 2021, the Company's gross unrealized gain (loss) of available-for-sale investments was loss $10,619, $8,779, loss $7,301 and $nil, respectively.

During the years ended December 31, 2024, 2023, 2022 and 2021, the Company recorded interest and investment income from its short-term equity securities of $302,366, $308,860, $32,933 and $1,374 in the consolidated statements of operations, respectively, of which $107,795, $282,246, $34,514 and $871 were recorded as unrealized gain for the years ended December 31, 2024, 2023, 2022 and 2021, respectively.

Short-term investments classification as of December 31, 2024, 2023, 2022 and 2021 were shown as below:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Held-to-maturity debt investments	$1,649,810	$1,563,566	$319,679	$1,727,106
Available-for-sale debt investments	2,134,316	1,157,885	408,808	—
Equity securities	5,829,202	7,173,124	5,925,181	79,343
Total short-term investments	$9,613,328	$9,894,575	$6,653,668	$1,806,449

Long-term investments

The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Held-to-maturity debt investment	$206,885	$342,892	$380,733	$642,004
Equity securities	—	294,620	921,407	—
Equity method investments	278,384	236,212	117,780	13,831
Private equity investments without readily determinable fair values	6,080	6,118	6,159	—
Total long-term investments	$491,349	$879,842	$1,426,079	$655,835

Long-term held-to-maturity debt investments

As of December 31, 2024, 2023, 2022 and 2021, the Company's amortized cost of held-to-maturity debt investments was $206,885, $342,892, $380,733 and $642,004, respectively. There were no unrealized gains or losses for any of the periods presented. During the years ended December 31, 2024, 2023, 2022 and 2021, the Company recorded interest and investment income from its long-term held-to-maturity investment of $26,418, $9,760, $18,724 and $14,143 in the consolidated statements of operations, respectively.

Long-term equity securities

During the years ended December 31, 2024, 2023, 2022 and 2021, the Company recorded investment income from its long-term equity securities of $nil, $32,334, $2,842 and $nil as unrealized gain in the consolidated statements of operations, respectively.

Equity method investments

		Equity method investment balance		Equity method income (loss)
		December 31,		For the year ended December 31,
	Ownership Percentage	2024	2023 (Restated)	2024	2023 (Restated)
SKY Biologics Co., Ltd	45.00%	$93,281	$101,537	$(7,895)	$(1,756)
VIVO (Suzhou) Health Industry Investment Fund L.P.	15.70%	96,178	55,283	1,324	(432)
Vivo Innovation Fund II, L.P.	16.86%	34,216	30,459	(549)	303
Vivo Co-Invest (S), L.P.	100.00%	7,905	7,961	(42)	(19)
Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi	55.00%	28,312	24,707	4,341	(8,424)
Chongqing Evaheart MEDICAL Device Co., Ltd	7.06%	11,960	13,230	(922)	(857)
UPH Biopharmaceutical (Private) Limited	51.00%	—	219	(216)	(276)
Others		6,532	2,816	1,259	—
Total equity method investments		$278,384	$236,212	$(2,700)	$(11,461)

		Equity method investment balance		Equity method income (loss)
		December 31,		For the year ended December 31,
	Ownership Percentage	2022 (Restated)	2021 (Restated)	2022 (Restated)	2021 (Restated)
SKY Biologics Co., Ltd	45.00%	$—	$—	$—	$—
VIVO (Suzhou) Health Industry Investment Fund L.P.	15.70%	57,351	—	(659)	—
Vivo Innovation Fund II, L.P.	16.86%	22,179	—	3,458	—
Vivo Co-Invest (S), L.P.	100.00%	7,965	—	(97)	—
Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi	55.00%	27,384	10,693	5,060	2,628
Chongqing Evaheart MEDICAL Device Co., Ltd	7.06%	—	—	—	—
UPH Biopharmaceutical (Private) Limited	51.00%	—	—	—	—
Others		2,901	3,138	—	—
Total equity method investments		$117,780	$13,831	$7,762	$2,628

Equity investment in Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi

In 2021, Sinovac LS through one of its wholly owned subsidiaries Sinovac Life Sciences (Hainan) Co., Ltd. and a business partner in the Republic of Turkey formed a joint venture Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi ("Keyvac") in the Republic of Turkey, with the focus on manufacturing and commercialization of vaccines. The Company owns about 55.0% of Keyvac, and accounts for this investment under the equity method in accordance with ASC 323 due to the joint control over Keyvac's operations through board of directors representation and voting rights.

Equity investment in Chongqing Evaheart MEDICAL Device Co., Ltd.

In February 2023, Sinovac LS invested in Series A Financing of Chongqing Evaheart MEDICAL Device Co., Ltd. ("Evaheart") and recognized a equity method goodwill. The Company as a reporting issuer indirectly owns about 7.06% of Evaheart as of December 31, 2024. The Company was considered to have significant influence over Evaheart and accounts for such investment as an equity method investment in accordance with ASC 323, because the Company has veto right on significant matters and can actively participate in the operating and financing policies of Evaheart through its board of directors representation and voting rights.

Equity investment in UPH Biopharmaceutical (Private) Limited

In April 2023, Sinovac LS entered into a joint venture agreement with JW SEZ (Private) Limited and Hong Kong Tantu Co., Limited to establish UPH Biopharmaceutical (Private) Limited ("UPH") to manufacture and commercialize plasma products in Pakistan. The Company owns about 51.0% of UPH as of December 31, 2024, and accounts for such investment under the equity method in accordance with ASC 323 due to the joint control over UPH's operations through board of directors representation and voting rights. During 2024, the Company reassessed its investment of UPH and determined that the associated operational and compliance risks were no longer aligned with the Company's long-term strategic objectives. As a result, the Company decided to exit the Pakistani market and fully impaired its investment in UPH during the year, and recorded an impairment loss of $216 in 2024.

Equity investment in SKY Biologics Co., Ltd.

In August 2023, the Company through its wholly owned subsidiary Sinovac Hong Kong entered into an agreement with Keding Investment Limited, a related party of the Company, to establish SKY Biologics Co., Ltd ("SKY Biologics") to seek for investment opportunities in other biotech companies. Sinovac Hong Kong invested a total of $102.9 million representing 45.00% of SKY Biologics and can exercise significant influence on SKY Biologics through its voting rights and therefore, accounts for such investment under the equity method in accordance with ASC 323. Pursuant to the investment agreement, certain executive officers of the Company hold executive positions at SKY Biologics.

Equity investment in BogotaBio S.A.S.

In January 2024, Sinovac Beijing, Sinovac LS and Sinovac Dalian entered into a joint venture agreement with the Bogota City Government's Health Department in Colombia to establish BogotaBio S.A.S. ("BogotaBio") to manufacture and commercialize vaccines. The Company owns about 11.26% of BogotaBio as of December 31, 2024, and accounts for this investment under the equity method in accordance with ASC 323 considering the Company can exercise significant influence on BogotaBio. As of December 31, 2024, the Company had an unpaid cash capital contribution of $2,632.

Equity investment in others

In 2021, 2022, 2023 and 2024, the Company, through its subsidiaries, invested in certain limited partnerships and accounts for the investments under the equity method. During the years ended December 31, 2024, 2023, and 2022, we entered into successive investments in certain Vivo Capitals funds. As of December 31, 2024, the total committed capital contribution to VIVO (Suzhou) Health Industry Investment Fund L.P. was $137 million, with $96 million contributed and $41 million still unpaid. The total committed capital contribution to Vivo Innovation Fund II, L.P. was $50 million, with $37 million contributed and $13 million still unpaid. The Company holds a 100% limited partner interest in Vivo Co-Invest (S), L.P., but does not exercise control over the entity. Because pursuant to the partnership agreement, the Company, in its capacity as a limited partner, is prohibited from participating in the partnership's management, daily operations, or business activities, and has no authority to act on behalf of the partnership.

Other investments

The Company invests in equity securities of certain companies whose securities are not publicly traded and fair value is not readily determinable and where the Company has concluded it does not have significant influence based on its ownership percentage and other factors. These investments are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In 2022, the Company, through its wholly owned subsidiary, Sinovac Hong Kong, and Sinovac Biomed, invested in companies that operate in the biotech supply chain industry. There were no impairment charges recognized on equity investments without readily determinable fair value for the years ended December 31, 2024, 2023 and 2022.

7. Trust for Incentive

In June 2022, the Company approved a long term incentive plan in the aggregate amount of $1.4 billion to all employees within the Company following the Company's successful COVID-19 campaign (the "Incentive Plan"). To implement the Incentive Plan, Sinovac Trust for Incentive (the "Trust") between Sinovac LS and CITIC Trust Co., Ltd (the "Trustee") has been set up.

The Company had the direct ability to control the Trust as the Trustee is required to act in accordance with the Trust deed and because the Company had the power to direct the activities of the Trust, the Trust was consolidated into the Company's consolidated financial statements. The assets held in the Trust that were being used as investments to satisfy the Company's obligations under the Incentive Plan were recorded in short-term investments and restricted cash in the amount of $550 million (2023 - $633 million, 2022 - $nil), and in long-term investments in the amount of $nil (2023 - $295 million, 2022 - $931 million) as of December 31, 2024.

The Company recognizes compensation expense for its multi-year Employee Incentive Plan over the service periods specified in the plan, which typically aligns with the periods during which employees earn the bonus form the Trust. $375 million were paid under the Incentive Plan during the year ended December 31, 2024 (2023 - nil, 2022 - $535 million). $244 million had been accrued as deferred compensation liability as of December 31, 2024 (2023 - $353 million, 2022 - $780 million).

In January 2026, the Trust terminated on the due date and all principal and income under the Trust had been fully distributed.

8. Accounts Receivable, net

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Trade receivables	$324,882	$423,955	$479,818	$923,190
Allowance for credit losses	(23,995)	(13,438)	(12,469)	(9,059)
	300,887	410,517	467,349	914,131
Other receivables	5,760	14,892	19,680	29,075
Allowance for credit losses	(80)	(464)	(435)	(471)
Accounts receivable, net	$306,567	$424,945	$486,594	$942,735

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the accounts receivable balance.

The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company's customers, current and forecasted future economic conditions, and other factors that may affect customers' ability to pay. For the years ended December 31, 2024, 2023, 2022 and 2021, additions to the allowance for credit losses, write-offs and recoveries of trade receivables were not material to the Company's consolidated financial statements.

The movements of the allowance for credit losses were as follows:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Balance at the beginning of the year	$(13,902)	$(12,904)	$(9,530)	$(7,140)
Provision for credit losses	(12,306)	(2,638)	(4,268)	(2,967)
Recoveries collected and write-off	1,600	1,268	66	775
Foreign currency translation adjustments	533	372	828	(198)
Balance at the end of the year	$(24,075)	$(13,902)	$(12,904)	$(9,530)

The Company's maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Aging within one year, net of allowance for credit losses	$214,548	$326,404	$396,629	$893,328
Aging greater than one year, net of allowance for credit losses	86,339	84,113	70,720	20,803
Trade receivables, net	$300,887	$410,517	$467,349	$914,131

9. Inventories

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Raw materials	$31,589	$61,651	$87,998	$111,711
Work in progress	37,054	39,367	41,115	141,328
Finished goods	28,277	34,591	46,174	138,033
Total inventories	$96,920	$135,609	$175,287	$391,072

For the year ended December 31, 2024, inventories amounting to $3,799 that are not expected to be consumed within the Company's normal operating cycle are classified as other non-current assets (2023 - $ 4,528, 2022 - $4,851, 2021 - $1,584).

Inventory provisions, which arise from excess, obsolescence, expiry, or other factors, are recognized as a component of cost of sales within the Company's consolidated statements of operations. For the year ended December 31, 2024, the inventory provision was $37,112 (2023 – $49,792, 2022 – $160,323, 2021 – $44,190) .

10. Property, Plant and Equipment, net

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Cost
Construction in progress	$178,952	$146,806	$327,778	$166,166
Plant and buildings	411,143	395,169	326,902	266,455
Machinery and equipment	560,274	550,230	343,400	327,316
Motor vehicles	4,024	3,972	4,987	4,804
Office equipment and furniture	38,971	39,497	28,959	13,425
Leasehold improvements	287,616	329,124	215,477	210,092
Land	6,234	7,020	7,272	7,227
Total cost	$1,487,214	$1,471,818	$1,254,775	$995,485
Less: Accumulated depreciation	486,005	408,607	265,046	140,450
Less: Accumulated impairment	120,241	111,233	—	—
Property, plant and equipment, net	$880,968	$951,978	$989,729	$855,035

As of December 31, 2024, certain buildings and machinery of Sinovac Dalian with a net book value of $24,755 (2023 - $27,600, 2022 - $29,974, 2021 - $33,488) were pledged as collateral for a bank loan from China Everbright Bank (note 14 (a)).

As of December 31, 2024, buildings of Sinovac Yidao Technology Co, ltd. with a net book value of $45,856 (2023 - $68,017) were pledged as collateral for a bank loan from Bank of Beijing (note 14 (c)).

As of December 31, 2024, construction in progress of Sinovac Biotech (Yidao) Co., Ltd. with a net book value of $105,779 (2023 -$58,179) were pledged as collateral for a bank loan from China Construction Bank (note 14 (d)).

As of December 31, 2022, buildings of Sinovac Dalian with a net book value of $1,066 (2021 - $1,214) were pledged as collateral for a bank loan from China Merchants Bank (note 14 (b)). As of December 31, 2023, the outstanding balance of the loan was fully repaid.

As of December 31, 2021, buildings of Sinovac Dalian with a net book value of $2,207 were pledged as collateral for a bank loan from Bank of China (note 14 (e)). As of December 31, 2022, the outstanding balance of the loan was fully repaid.

Net depreciation expense for the year ended December 31, 2024 was $110,227 (2023 - $157,446, 2022 - $152,702, 2021 - $85,066), after deduction of amortized government grants specifically related to qualified property, plant and equipment.

Loss on disposal of equipment for the year ended December 31, 2024 was $2,285 (2023 - gain $2,592, 2022 - loss $5,884, 2021 - loss $977).

No impairment charges on long-lived assets was recorded in 2022 and 2021. As the COVID pandemic came to an end in 2023, we identified impairment indicators on certain of our machinery, equipment and leasehold improvements. We performed a recoverability test by comparing the forecasted undiscounted cash flow to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, we measured the impairment amount by estimating the fair value of the assets using discounted cash flow approach. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. The impairment of $111,314 was recorded as of December 31, 2023. We identified additional impairment indicators on certain of our machinery, equipment and leasehold improvements in 2024, and recorded additional $8,937 of impairment for the year ended December 31, 2024.

We identified drop of lease market price on certain plants located at Daxing District in Beijing. We performed a recoverability test by comparing the forecasted undiscounted cash flow to be generated from continuous use of these plants to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, we measured the impairment amount by estimating the fair value of the assets. We determined the fair value using the income approach by capitalizing the existing rental income for the lease agreements terms and futural market rental income for the remaining term until land use right expiry date. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. It was determined the fair value of these assets was $188,640 compared to the carrying value of $207,697 as at December 31, 2024. The impairment of $19,057 was recorded for the year ended December 31, 2024

11. Prepaid Land Use Rights, net

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Prepaid land use rights, net	$74,040	$76,119	$78,356	$44,872
Less: accumulated amortization	(12,515)	(10,579)	(8,541)	(5,142)
Net carrying value	$61,525	$65,540	$69,815	$39,730

As of December 31, 2024, prepaid land use right of Yihoo Biotech Co, Ltd with a net book value of $4,304 was pledged as collateral for a bank loan from China Construction Bank (note 14 (d)).

As of December 31, 2024, prepaid land use rights of Sinovac Biotech (Yidao) Co., Ltd. with a net book value of $18,654 (2023 - $20,273) were pledged as collateral for a bank loan from China Construction Bank (note 14 (d)).

Amortization expense for prepaid land use rights for the year ended December 31, 2024 was $2,257 (2023 - $2,288, 2022 - $3,571, 2021 - $2,228).

12. Intangible Assets, net

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Computer software	$10,928	$10,117	$10,411	$1,780
Less: accumulated amortization	2,774	1,597	712	300
Net Computer software	$8,154	$8,520	$9,699	$1,480
IPR&D	114,425	—	—	—
Net Carrying value	$122,579	$8,520	$9,699	$1,480

Amortization expense for intangible assets for the year ended December 31, 2024 was $1,052 (2023 - $998, 2022 - $445, 2021 - $183).

IPR&D presents capitalized research and development expenditure acquired in September 2024 not amortized until completion or abandonment of the associated research and development efforts. There is no impairment as of December 31, 2024.

Future amortization expense for intangible assets as of December 31, 2024 were as follows:

December 31,
2024
2025	$1,125
2026	1,072
2027	1,067
2028	1,067
2029	1,067
Thereafter	2,756
Total future amortization expense	$8,154

13. Leases

The Company's operating leases mainly related to plants and buildings, some of which include options to extend leases that have not been included in the calculation of the Company's lease liabilities and right-of-use assets. The Company recognizes rent on a straight-line basis over the expected term of the lease, which includes rent holidays and scheduled rent increases. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term.

As of December 31, 2024, there were no finance leases entered into by the Company.

As of December 31, 2024, the weighted average remaining lease term was 7.4 years (2023 - 9.1 years, 2022 - 10.1 years, 2021 - 10.0 years) and weighted average discount rate was 4.4% (2023 - 4.9%, 2022 - 4.9%, 2021 - 4.9%) for the Company's operating leases. Operating leases cost excluding short-term leases for the year ended December 31, 2024 was $5,252 (2023 - $8,169, 2022 - $10,261, 2021 - $14,964). Short-term leases cost for the year ended December 31, 2024 was $1,228 (2023 - $898, 2022 - $1,114, 2021 - $2,282). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Cash payments for operating leases	$4,139	$7,955	$11,765	$11,752
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$—	$—	$50,611

Future lease payments under operating leases as of December 31, 2024 were as follows:

2024
2025	$3,017
2026	2,499
2027	2,551
2028	2,541
2029	2,537
Thereafter	5,137
Total future lease payments	18,282
Less: Imputed interest	2,718
Total lease liability balance	$15,564

As of December 31, 2024, there were no operating leases that have not yet commenced.

14. Bank Loans

Summarized below are bank loans as of December 31, 2024, 2023, 2022 and 2021:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
China Everbright Bank (a)	$856	$1,440	$293	$785
China Merchants Bank (b)	118,459	74,649	—	117
Bank of Beijing (c)	68,404	—	—	—
China Construction Bank (d)	13,700	—	—	—
Bank of China (e)	6,124	—	—	2,197
Bank Of Chengdu (f)	2,055	—	—	—
Chengdu Rural Commercial Bank (g)	1,362	—	—	—
China Minsheng Banking (h)	959	—	—	—
Short-term bank loans and current portion of long-term bank loans	$211,919	$76,089	$293	$3,099
China Everbright Bank (a)	2,768	9,736	11,513	12,618
China Merchants Bank (b)	34,222	70,409	—	50
Bank of Beijing (c)	27,400	70,424	—	—
China Construction Bank (d)	93,970	27,248	—	—
Bank of China (e)	5,480	—	—	—
Long-term bank loans	$163,840	$177,817	$11,513	$12,668
Total bank loans	$375,759	$253,906	$11,806	$15,767

(a) On November 17, 2020, Sinovac Dalian entered into a maximum credit facility of $27,400 (RMB200 million) with China Everbright Bank to finance its purchase of property, plant and equipment, with a term from November 17, 2020 to November 16, 2028. The loan bears annual interest rate at 123 basis points above the prime rate of a five-year term loan published by the People's Bank of China, at 5.88% in November 2020, at above such prime rate, at 5.25% in November 2022, and at 145 basis points below such prime rate, at 2.85% in May 2023. Principal installment repayments began in 2023 and shall be fully paid by November 16, 2028. As of December 31, 2024, $856 (RMB6 million) is recorded in bank loans due within one year and $2,768 (RMB20 million) is recorded in long-term bank loans. Certain construction in progress, properties, and machinery and equipment of Sinovac Dalian have been pledged as collateral, with a contractually agreed collateral value of $18,808 (RMB137 million). The facility was guaranteed by Dalian Jin Gang Group, who covers all amounts due under the credit facility, including principal, interest, and related costs.

On March 1, 2021, Sinovac Dalian entered into a maximum credit facility of $2,740 (RMB20 million) with China Everbright Bank to finance its working capital, with a term from March 1, 2021 to February 28, 2022. The loans bore an annual interest rate of 5.22%. The principal was been fully repaid in 2022. The facility was guaranteed by Dalian Jin Gang Group, who covers all amounts due under the credit facility, including principal, interest, and related costs.

(b) On January 12, 2023, Sinovac LS entered into a maximum credit facility of $205,499 (RMB1,500 million) with China Merchants Bank to support its daily operation. The loans bear an annual interest rate at 60 to 85 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.8% to 2.85%. Principal installment repayments began in 2023 and shall be fully paid by January 24, 2026. As of December 31, 2024, $102,736 (RMB750 million) is recorded in bank loans due within one year and $34,222 (RMB250 million) is recorded in long-term bank loans.

On December 18, 2023, Sinovac Beijing entered into a maximum credit facility of $27,400 (RMB200 million) with China Merchants Bank to support its daily operation. The loans bear annual interest rate at 60 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.85%. Principal installment repayments began in 2025 and shall be fully paid by April 22, 2025. As of December 31, 2024, $13,668 (RMB100 million) is recorded in bank loans due within one year.

On May 26, 2020, Sinovac Dalian entered into a credit facility of $297 (RMB2 million) with China Merchants Bank to finance its purchase of a property, with a term from May 26, 2020 to May 21, 2023. The loan bore annual interest at 175 basis points above the prime rate of a one-year term loan published by the People's Bank of China, at 5.60%. As of December 31, 2021, $117 (RMB0.7 million) was recorded in short-term bank loans and $49 (RMB0.3 million) in long-term bank loans. The principal was been fully repaid in 2022. Certain properties of Sinovac Dalian with an aggregate collateral value of $600 (RMB4 million) were pledged as collateral.

On June 28, 2024, Sinovac Chengdu entered into a maximum credit facility of $2,055 (RMB15 million) with China Merchants Bank to support its daily operation. The loans bear annual interest rate at 25 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 3.2%. Principal installment repayments began in 2024 and shall be fully paid by June 27, 2025. As of December 31, 2024, $2,055 (RMB15 million) is recorded in bank loans due within one year.

(c) On April 14, 2023, Sinovac LS entered into a maximum credit facility of $68,500 (RMB500 million) with Bank of Beijing to support its daily operation. The loan bears annual interest rate from 75 basis point to 80 basis point below the prime rate of a one-year term loan published by the People's Bank of China, ranges from 2.65% to 2.90%. Principal installment repayments begin in 2025 and shall be fully paid by April 28, 2026. As of December 31, 2024, $41,100 (RMB300 million) is recorded in bank loans due within one year and $27,400 (RMB200 million) is recorded in long-term bank loans. Sinovac Yidao Technology Co., Ltd. pledged properties with a collateral value of $68,017 (RMB482 million) at the time of pledge to secure the loan from Sinovac LS.

On January 25, 2024, Sinovac Beijing entered into a maximum credit facility of $68,500 (RMB500 million) with Bank of Beijing to support its daily operation. The loans bear annual interest rate at 60 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.75% to 2.85%. Principal installment repayments begin in 2025 and shall be fully paid by February 28, 2025. As of December 31, 2024, $27,304 (RMB199 million) is recorded in bank loans due within one year.

(d) On May 31, 2023, Sinovac Biotech (Yidao) Co., Ltd. entered into a maximum credit facility of $178,099 (RMB1,300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from June 15, 2023 to June 14, 2041. The loan bears annual interest rate at 118 basis point below the prime rate of a five-year term loan published by the People's Bank of China, at 2.77% to 3.12%. Principal installment repayments begin in 2026 and shall be fully paid by June 14, 2041. As of December 31, 2024, $76,018 (RMB555 million) is recorded in long-term bank loans. Certain construction in progress and prepaid land use rights of Sinovac Biotech (Yidao) Co., Ltd. have been pledged as collateral, with a contractually agreed collateral value of $100,964 (RMB737 million).

On November 29, 2023, Yihoo Biotech Co.,Ltd. entered into a maximum credit facility of $41,100 (RMB300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from January 17, 2024 to November 28, 2043. The loan bears annual interest rate at 140 basis point below the prime rate of a five-year term loan published by the People's Bank of

China, at 2.55%. Principal installment repayments begin in 2025 and shall be fully paid by November 28, 2043. As of December 31, 2024, $17,952 (RMB131 million) is recorded in long-term bank loans. Certain prepaid land use right of Yihoo Biotech Co.,Ltd. have been pledged as collateral, with a contractually agreed collateral value of $4,376 (RMB32 million).

On September 29, 2024, Sinovac Beijing entered into a maximum credit facility of $13,700 (RMB100 million) with China Construction Bank to support its daily operation. The loans bear annual interest rate at 75 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.6%. Principal installment repayments begin in 2025 and shall be fully paid by September 29, 2025. As of December 31, 2024, $13,700 (RMB100 million) is recorded in bank loans due within one year.

(e) On September 23, 2024, Sinovac Beijing entered into a maximum credit facility of $61,650 (RMB450 million) with Bank of China to support its daily operation. The loans bear annual interest rate at 85 basis point below the prime rate of a one-year term loan published by the People's Bank of China, at 2.25%-2.5%. Principal installment repayments begin in 2025 and shall be fully paid by April 13, 2026. As of December 31, 2024, $5,754 (RMB42 million) is recorded in bank loans due within one year and $5,480 (RMB40 million) is recorded in long-term bank loans.

On December 9, 2020, Sinovac Dalian entered into a credit facility of $2,740 (RMB20 million) with Bank of China for working capital purposes. The loans bore an annual interest rate of 4.40%. The principal was been fully repaid in 2022. Certain property with a collateral value of $6,922 (RMB51 million) was been pledged as collateral.

On September 27, 2023, Sinovac Chengdu entered into a maximum credit facility of $411 (RMB3 million) with Bank of China to support its daily operation. The loans bear annual interest rate at 30 basis point above the prime rate of a one-year term loan published by the People's Bank of China, at 3.65%. Principal installment repayments began in 2024 and shall be fully paid by March 26, 2025. As of December 31, 2024, $370 (RMB3 million) is recorded in bank loans due within one year.

(f) Sinovac Chengdu entered into a maximum credit facility of $685 (RMB5 million) on January 13, 2023 and another maximum credit facility of $1,370 (RMB10 million) on March 15, 2024 with Bank Of Chengdu to support its daily operation. The loans bear annual interest rate at the prime rate of a one-year term loan published by the People's Bank of China, at 3.45% - 4.1%. Principal installment repayments begin in 2025 and shall be fully paid by March 14, 2025. As of December 31, 2024, $2,055 (RMB15 million) is recorded in bank loans due within one year. The loan is guaranteed by Chengdu Small and Medium Enterprises Financing Guarantee Co., Ltd., secured by certain patent with a collateral value of $685 (RMB5 million).

(g) On March 20, 2024, Sinovac Chengdu entered into a maximum credit facility of $2,055 (RMB15 million) with Chengdu Rural Commercial Bank to support its daily operation. The loans bear annual interest rate at 65 basis point above the prime rate of a one-year term loan published by the People's Bank of China, at 4.1%.Principal installment repayments begin in 2025 and shall be fully paid by March 14, 2025. As of December 31, 2024, $1,362 (RMB10 million) is recorded in bank loans due within one year. Certain patent was pledged as collateral.

(h) On March 20, 2024, Sinovac Chengdu entered into a maximum credit facility of $1,370 (RMB10 million) with China Minsheng Banking to support its daily operation. The loans bear annual interest rate at 15 basis point above the prime rate of a one-year term loan published by the People's Bank of China, at 3.6%. Principal installment repayments begin in 2025 and shall be fully paid by March 19, 2025. As of December 31, 2024, $959 (RMB7 million) is recorded in bank loans due within one year.

Aggregate maturities of loans for future years following December 31, 2024 are as follows:

December 31,
2024
2025	$211,919
2026	69,221
2027	1,678
2028	3,191
2029	4,795
Thereafter	84,955
Total	$375,759

The weighted average interest rate for all short-term and long-term bank loans was 2.79% in 2024 (2023 - 2.83%, 2022 - 5.25%, 2021 - 5.64%). The weighted average interest rate for short-term loans was 2.82% in 2024 (2023 - 2.80%, 2022 - 5.25%, 2021- – 4.65%). As of December 31, 2024, the aggregate amounts of unused lines of credit for short-term and long-term loans are $371 million (RMB2.7 billion).

15. Related Party Transactions and Balances

(a) The Company entered into the following transactions in the normal course of operations with related parties:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Rent expenses to SinoBioway Biotech Group Co. Ltd. ("SinoBioway") (i)	$—	$252	$796	$830
Rent expenses to Dalian Jin Gang Group ("Jin Gang") (ii)	21	22	23	21
Interest income from Keyvac (iii)	876	—	—	—
Interest income from Synermore Biologics (Suzhou) Co., Ltd. ("Synermore") (iv)	263	—	—	—
Sales revenue from Keyvac (v)	10,980	—	—	—
Service revenue from Synermore Biologics (Suzhou) Co., Ltd. ("Synermore") (vi)	206	—	—	—

(i) We entered into four operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing's production plant and laboratory in Beijing, China. The titles of those property we leased were transferred to Beijing Haixinyu Urban Renewal Group Co., Ltd. since May 2023, and the lease is not deemed as transactions with related parties.

(ii) In 2019, the Company entered into an operating lease agreement with Jin Gang, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage. As of December 31, 2024, no right-of use asset and non-current lease liability related to the lease with Jin Gang were recorded, as the agreement expired on December 31, 2024.

(iii) In 2024, the Company entered into two loan agreements with Keyvac, with a total principles amounted $25 million. These loans will be repaid on June 8, 2027 and December 19, 2027 respectively. These loans were unsecured, bearing an annual interest rate at 8% and payable quarterly. The amount represents the interest income for the year ended December 31, 2024.

(iv) In 2024, the Company entered into a loan agreement with Synermore, a subsidiary of SKY Biologics, with an amount of principle $9 million (RMB 63 million). A supplementary agreement was signed in May 2025, whereby the loan term has been extended from May 21, 2025 to May 21, 2028. This loan was unsecured, bearing an annual interest rate at 5% and payable on due date. The amount represents the interest income for the year ended December 31, 2024.

(v) In 2024, the Company sold vaccines to Keyvac, and the amount represents revenue from vaccines sales for the year ended December 31, 2024.

(vi) In 2024, the Company provided vaccine pharmacovigilance services to Synermore, and the amount represents the revenue from services provided for the year ended December 31, 2024.

(vii) In 2023, Sinovac Life Sciences entered into an agreement with China Minsheng Bank Co., Ltd to provide a loan guarantee to SKY Biologics in the amount of approximately $194.4 million (RMB1.4 billion). Sinovac Hong Kong and Keding Investment (Hong Kong) Limited hold 45.00% and 55.00% equity interests in SKY Biologics, respectively, and also have provided counter guarantees to Sinovac Life Science proportionately with respect to its loan guarantee.

On April 24, 2026, the Company approved Sinovac Hong Kong to provide a loan of $11,000 to SKY Biologics for its operation. As of April 30, 2026, the loan agreement has not been signed.

(b) The Company had the following significant related party balances as of December 31, 2024, 2023, 2022 and 2021:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Current:
Due from
Interest receivable (i)	$538	$—	$—	$—
Accounts receivable (ii)	10,893	—	—	—
Due to
Loan (iii)	—	—	4,350	1,569
Interest payable (iii)	—	—	8	13
Non - current:
Due from
Loan (i)	33,612	—	—	—
Due to
Loan (iii)	—	—	—	4,708
	$45,043	$—	$4,358	$6,290

(i) The balance of loan and interest receivable due from Keyvac as of December 31, 2024 were $24,848 and $275, respectively. The balance of loan and interest receivable due from Synermore as of December 31, 2024 were $8,764 and $263, respectively.

(ii) The balance of accounts receivable due from Keyvac and Synermore resulted from revenue from vaccines sales and services were $10,813 and $80, respectively as of December 31, 2024.

(iii) As of December 31, 2022, the Company has a loan due to Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, with a total amount of $4,350 (RMB30 million) (2021 - $6,277 (RMB40 million) ). The loan is unsecured, bearing interest at 6.5% per year and payable monthly. As of December 31, 2022, $8 interest was recorded on the loans from the non-controlling shareholder (2021 - $13). Interest of $177, $367 and $929 was paid to the non-controlling shareholder for the years ended December 31, 2023, 2022 and 2021, respectively. The principal of the loan was fully repaid in 2023.

16. Accounts Payable and Accrued Liabilities

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Trade payables	$12,250	$12,945	$19,883	$58,472
Machinery and equipment payables	42,716	54,138	67,392	84,730
Accrued expenses	156,595	185,368	240,090	496,960
Sales return accrued liabilities	35,095	66,876	19,975	34,163
Value added tax payable	904	1,619	1,784	18,068
Withholding tax payable	9,406	742	254,282	9,800
Other tax payable	799	488	2,998	6,703
Bonus and benefit payables	496,883	640,288	301,149	308,848
Other payables	48,348	26,781	17,101	11,950
Total accounts payable and accrued liabilities	$802,996	$989,245	$924,654	$1,029,694

17. Income Taxes

Antigua and Barbuda

Under the current laws of Antigua and Barbuda, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Antigua and Barbuda withholding tax will be imposed.

Hong Kong

Under Hong Kong tax laws, including the Hong Kong two-tiered profits tax regime, Sinovac Hong Kong is subject to Hong Kong Profits Tax at 8.25% on the first HK$2 million of assessable profits and 16.5% on the remaining assessable profits, and is exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Under Singapore tax laws, Sinovac Singapore is subject to Singapore Income Tax rate at 17%, and is exempted from income tax on its foreign-derived income. There are no withholding taxes in Singapore on remittance of dividends.

Mainland China

Effective from January 1, 2008, the PRC's statutory income tax rate is 25%. Sinovac Beijing and Sinovac Dalian reconfirmed its "High and New Technology Enterprises" ("HNTE") status in 2020 and 2023, respectively for a period of three years each time. As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing and Sinovac Dalian are entitled to a reduced enterprise income tax ("EIT") rate of 15% from 2020 to 2025. Sinovac LS confirmed its HNTE status in 2020 for a period of three years. Although the HNTE status was reconfirmed in 2023, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure in meeting these criteria could result in the entity losing its HNTE status.

The Company's income before income tax consists of:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Non-PRC	$146,723	$138,908	$45,201	$94,233
PRC	(103,886)	(223,395)	(93,685)	17,473,476
Total	$42,837	$(84,487)	$(48,484)	$17,567,709

The Company's income taxes consists of:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Current income tax expense	$(58,587)	$(53,780)	$(95,117)	$(2,939,437)
Deferred tax benefit (expense)	56,406	17,409	83,634	(508,499)
Total income tax expense	$(2,181)	$(36,371)	$(11,483)	$(3,447,936)

The following is a reconciliation of the Company's total income tax expenses to the amount computed by applying the PRC statutory income tax rate of 25% to its income before income taxes for the years ended December 31, 2024, 2023,2022 and 2021:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Income (loss) from continuing operations before income taxes	$42,837	$(84,487)	$(48,484)	$17,567,709
Income tax benefit (expense) at the PRC statutory rate	(10,709)	21,122	12,121	(4,391,927)
International tax rate differential	10,719	10,553	2,433	5,451
Super deduction for research and development expenses	33,505	42,183	65,085	29,687
Nontaxable or non-deductible expenses	7,895	(556)	(25,861)	(57,091)
Effect of preferential tax rate	3,732	7,010	(24,343)	1,762,831
Change in valuation allowance	(68,896)	(155,746)	(90,563)	(12,110)
Effect of PRC withholding tax	15,956	(6,034)	36,791	(781,259)
Changes of tax rate	—	49,532	—	—
Other adjustments	5,617	(4,435)	12,854	(3,518)
Income tax expense	$(2,181)	$(36,371)	$(11,483)	$(3,447,936)

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Inventories	16,147	15,254	16,571	2,872
Accrued expenses, payroll and others	77,538	107,320	93,351	34,904
Deferred government grants	387	1,195	2,849	2,444
Intangible assets amortization	9,253	6,031	8,148	7,644
Fixed assets depreciation	30,042	33,367	2,209	1,775
Lease liability	30,575	47,366	27,729	29,005
Net operating losses carried forward	259,651	179,767	23,527	12,691
Deferred tax assets	$423,593	$390,300	$174,384	$91,335
Less: valuation allowance	313,303	252,274	99,794	12,381
Deferred tax assets, net	$110,290	$138,026	$74,590	$78,954
Accelerated depreciation of fixed assets	(733)	(5,130)	(10,839)	(19,996)
Right-of-use assets	(30,354)	(47,269)	(28,176)	(27,422)
Tax on capital gains and interest income	(84,774)	(75,490)	(11,096)	(3,816)
Long-lived assets arising from acquisitions	(38,226)	(29,328)	(32,009)	(32,145)
Withholding tax on PRC subsidiaries' undistributed earnings	(328,879)	(396,496)	(424,435)	(508,749)
Deferred tax liability	$(482,966)	$(553,713)	$(506,555)	$(592,128)
Net deferred tax assets	$37,373	$38,232	$30,134	$27,559
Net deferred tax liability	$(410,049)	$(453,919)	$(462,099)	$(540,733)

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

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management's judgment about the realizability of deferred tax assets, the impact of valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company's valuation allowance is $313,303 as of December 31, 2024 (2023 - $252,274, 2022 - $99,794, and 2021 - $12,381).

Tax losses of our Chinese Mainland subsidiaries in the amount of $1,048.1 million (RMB7,650.3 million) as of December 31, 2024 will expire from 2025 to 2029, if not utilized. Tax losses of our Chinese Mainland subsidiaries in the amount of $719.1 million (RMB5,105.4 million) as of December 31, 2023 will expire from 2024 to 2028, if not utilized. Tax losses of our Chinese Mainland subsidiaries in the amount of $94.1 million (RMB648.8 million) as of December 31, 2022 will expire from 2023 to 2027, if not utilized. Tax losses of our Chinese Mainland subsidiaries in the amount of $50.8 million (RMB323.5 million) as of December 31, 2021 will expire from 2022 to 2026, if not utilized.

As of December 31, 2024, deferred tax liabilities of $328,879 represents withholding tax for the potential remittance of earnings from the PRC subsidiaries to Sinovac Hong Kong (2023 - $396,496, 2022 - $424,435, and 2021 - $508,749), accrued at a 10% withholding tax rate. As of December 31, 2022, the Company had not recognized any deferred tax liability on Sinovac Beijing's undistributed earnings of approximately $573,848 (2021 - $476,062), in view of the Company's permanent reinvestment plan. And the amount of unrecognized deferred tax liabilities of the Company was $41,943 (2021 - $34,795). Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%, which could be reduced to 5% should treaty benefits be applicable.

The changes in unrecognized tax benefits are as follows:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Balance on January 1	$—	$81	$275	$561
Additions for tax positions of the current year	—	—	—	—
Additions for tax positions of the prior years	—	—	—	—
Settlement with the taxing authority	—	—	—	—
Lapse of statute of limitations	—	(81)	(194)	(286)
Balance on December 31	$—	$—	$81	$275

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2024, the Company reversed $nil in interest (2023 - $64, 2022 - $106, 2021 - $135). The Company had $nil accrued interest as of December 31, 2024 (2023 - $nil, 2022 - $64, 2021 - $170).

As of December 31, 2024, the Company had unrecognized tax benefits $nil (2023 - $nil, 2022 - $81, 2021 - $275) and such balance was included in "other non-current liabilities". As of December 31, 2024, unrecognized tax benefits amounting to $nil would affect the effective tax rate if recognized (2023 - $nil, 2022 - $81, 2021 - $275). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

18. Sales

The Company's revenue is mainly generated from vaccine sales, and the revenues by market type are as follows:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Sales
EPI	$50,362	$46,481	$695,835	$10,552,058
Private Pay	246,641	356,476	378,855	347,600
Export	64,371	67,213	398,737	8,465,696
Total Sales	$361,374	$470,170	$1,473,427	$19,365,354

Sales from the national expanded program of immunization ("EPI") and the private market mainly generated from Centers for Disease Control ("CDCs") vaccine procurement in China, while international market revenue is mainly generated from sales to the global vaccine alliance and national procurement agency.

Net product sales are recognized net of provisions for sales returns. As of December 31, 2024, sales return accrued liabilities of the Company's vaccine products was $35,094, (2023 - $66,876, 2022 - $19,975 and 2021 - $34,163, respectively. For the years ended 2024,

2023, 2022 and 2021, the Company recorded $28,841, $61,721, $21,722, and $28,038 of provisions for sales returns to deduct gross product sales related to variable consideration, respectively.

As of December 31, 2024, current deferred revenue included $12,211 of advances from customers (2023 - $27,049, 2022 - $25,543, 2021 - $79,718), and Non-current deferred revenue included $nil of advances from the PRC government for stockpiling of H5N1 and hepatitis A vaccines (2023 - $200, 2022 - $206, 2021 - $223).

During the years ended December 31, 2024, 2023, 2022 and 2021, changes in the Company's current deferred revenue were as follows:

	Balance, Beginning of Period	Additions	Deductions	Balance, End of Period
Year end December 31, 2024	$27,049	$6,183	$21,021	$12,211
Year end December 31, 2023	25,543	4,771	3,265	27,049
Year end December 31, 2022	79,718	17,549	71,724	25,543
Year end December 31, 2021	$363,787	$45,180	$329,249	$79,718

During the year ended December 31, 2023, 2022 and 2021, deductions resulted from current deferred revenue are related to the recognition of advances received from the customers as revenue. As the Company fulfills its performance obligations under contracts with customers, the previously recorded advances are recognized as revenue, resulting in a reduction in the short-term deferred revenue balance. During the year ended December 31, 2024, deduction from current deferred revenue resulted from the recognition of advances received from customers as revenue in the amount of $2,623, and from refunds of advances to customers due to sales return in the amount of $18,398.

During the year ended December 31, 2024, 2023, 2022 and 2021, additions mainly resulted from current deferred revenue are due to new advances from EPI and export markets.

Non-current deferred revenue is predominantly attributable to government stockpiling programs. From 2021 through 2023, the balance was substantially unchanged, except for impacts from foreign currency translation. Upon the satisfaction of performance obligations during the year ended December 31, 2024, the balance was fully recognized as revenue, reducing the carrying amount to zero.

19. Deferred Government Grants

Deferred government grants represent funding received from the government for research and development ("R&D") or investment in constructing or improving production facilities. The Company received $586 of government grants in 2024 (2023 - $7,613, 2022 - $5,965, 2021 - $4,406) that were deferred.

Summarized below are deferred government grants as of December 31, 2024, 2023, 2022 and 2021:

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Government grants for property, plant and equipment (a)
Balance at beginning of the year	$4,549	$2,330	$3,005	$3,551
Addition	412	2,752	—	—
Recognized as government grants	(660)	(533)	(675)	(546)
Subtotal	4,301	4,549	2,330	3,005
Government grants for research and development (b)
Balance at beginning of the year	2,902	17,267	14,424	15,837
Addition	174	4,861	5,965	4,406
Recognized as government grants	(806)	(19,226)	(3,122)	(5,819)
Subtotal	2,270	2,902	17,267	14,424

Total deferred government grants	$6,571	$7,451	$19,597	$17,429

Less: current portion	1,728	1,586	15,120	1,590
Non-current portion	4,843	5,865	4,477	15,839

(a) The Company has five deferred government grants related to property, plant and equipment. As of December 31, 2024, the Company has fulfilled four of these grants' conditions. $696 will be amortized in the next 12 months which was included in the current portion of deferred government grant and $3,605 will be amortized after the next 12 months which was included in the non-current portion of deferred government grants.

(b) The Company has ten deferred government grants related to various research and development projects. As of December 31, 2024, the Company expects to fulfill seven grants' conditions in the next 12 months and recorded $1,032 as the current portion of deferred government grants, while the remaining four grants' conditions are expected to be fulfilled after the next 12 months and $1,238 is recorded in the non-current portion of deferred government grants.

20. Commitments and Contingencies

(a) Other Commitments

In addition to commitments disclosed in note 20, commitments related to R&D expenditures are $25,496 as of December 31, 2024. Commitments related to capital expenditures for the Company are approximately $40,824 as of December 31, 2024.

(b) Litigation Matters

From time to time, the Company may be subject to legal proceedings, investigations and claims arising out of or relating to the conduct of our business. The outcome of any ongoing proceedings is inherently uncertain, and the Company is currently unable to assess the likelihood of an unfavorable result or to estimate the amount or range of potential losses, if any, that may arise from these matters. In addition, the Company cannot predict the extent to which any legal proceedings may adversely affect its operations, financial condition, or share price.

US Litigation

Delaware Chancery Court Action

On March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether the Shareholder Group, together with their affiliates and associates (collectively, the "Collaborating Shareholders") had triggered the Company's shareholder rights agreement (the "Rights Agreement") by forming a group holding approximately 45% of outstanding shares of the Company, in excess of the plan's threshold of 15%, and acting in concert prior to the Company's annual general meeting of shareholders held on February 6, 2018 (the "2017 AGM").

On April 12, 2018, 1Globe filed an amended answer to the Company's complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid, that Mr. Weidong Yin and a buyer consortium had previously triggered the Rights Agreement, and that 1Globe did not trigger the Rights Agreement. 1Globe asked for various measures of equitable relief and also included a claim for its costs, including attorneys' fees.

On July 31, 2018, following the Company motions for partial summary judgment and an expedited trial date, the Delaware Chancery Court effectively stayed the action pending receipt of a post-trial decision from the Eastern Caribbean Supreme Court in the High Court of Justice, Antigua and Barbuda (the "Antigua Court") in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. On December 19, 2018, the Antigua Court issued a judgment affirming the validity of the Rights Agreement under the Antigua law, and finding that "there was a secret plan to take control" of the Company at the 2017 AGM.

Based upon the Antigua Court's judgment and other facts known to the then board of directors, the Company's then board of directors determined that the Collaborating Shareholders became "acquiring persons" under the Rights Agreements on or prior to the 2017 AGM and their conduct resulted in a "trigger event" under the Rights Agreement. On February 22, 2019, approximately 27.8 million common shares and approximately 14.6 million series B preferred shares (collectively, the "Exchange Shares") were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of certain shareholders of the Company.

On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe's appeal of the Antigua Judgment (as defined below). Following the judgment of the Judicial Committee of the Privy Council of the United Kingdom (the "Privy Council") in January 2025, per the request submitted by the parties jointly on March 20, 2025, the Delaware Chancery Court granted an order dated April 7, 2025 that (i) vacates the status quo order; (ii) releases the Exchange Shares issued in connection with the Rights Agreement from the trust so that appropriate steps can be taken for their cancellation; and (iii) dismisses the action with prejudice.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all the Company's shareholders against the Company; Mr. Weidong Yin; and other managers and directors of the Company, including Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meg Mei and Mr. Shan Fu (the "Individual Defendants" and collectively with the Company, the "Sinovac Defendants"); and Wilmington Trust National Association. MW Gestion alleged breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion's claims stem from a private investment in public equity transaction on July 2, 2018, and the Company's implementation of its Rights Agreement on February 22, 2019. the Company and certain other defendants filed a motion to dismiss all claims on November 20, 2023, which was granted in full by the Delaware Chancery Court on September 23, 2024. On October 22, 2024, MW Gestion appealed the dismissal order to the Delaware Supreme Court. Following the Privy Council's judgment in January 2025, which found that the Rights Agreement on which MW Gestion's claims were based was invalid, the defendants filed an unopposed emergency motion to stay proceedings, which the court granted on January 21, 2025. On March 24, 2025, the court granted the parties' stipulation which, among others, provided that once the process of the Company cancelling the Exchange Shares issued under the Rights Agreement is complete, MW Gestion would withdraw its appeal. On May 16, 2025, MW Gestion filed a notice of voluntary dismissal with prejudice, and the case has been closed.

On April 17, 2025, MW Gestion, MW Optimum, Altimeo Participations and Cyrille Pichot (the "Gestion Claimants") filed a Verified Class Action and Derivative Complaint at the Delaware Chancery Court against the Company, Mr. Weidong Yin, Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meng Mei and Mr. Shan Fu. The claim seeks various relief including damages and the unwinding of any transactions the defendants did not have authority to take. The pleadings made by the Gestion Claimants include an allegation that the PIPE transaction was improper. On November 10, 2025, the Company filed a motion to dismiss the claim. In December 2025, Vivo Capital and its subsequent assignees Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P., and Vivo Capital Fund IX, L.P. (collectively, "Vivo Entities") were joined to the proceedings and filed a motion to dismiss on December 23, 2025. On January 29, 2026, the Gestion Complainants filed an answering brief. On March 12, 2026, the Company filed a reply brief. On March 12, 2026, the Delaware Chancery Court denied Vivo Entities' motion to dismiss, but allowed the motion to dismiss brought by Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo and Mr. Meng Mei. The court has listed a hearing of the motion to dismiss brought by the Company on May 18, 2026.

Massachusetts District Court Actions

On March 5, 2018, the Company filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Exchange Act by 1Globe and The Chiang Li Family. The lawsuit alleges, among other things, that the defendant shareholders failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace the Company's board of directors.

On May 21, 2018, 1Globe answered and filed counterclaims against the Company and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and various state law claims. In response to the Company's motion to dismiss 1Globe's counterclaims, on August 1, 2018, 1Globe filed amended counterclaims against the Company and certain of its executives, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5, as well as state law claims of abuse of process, fraudulent misrepresentation, negligent misrepresentation, and aiding and abetting such violations, primarily arising out of allegedly false and/or misleading statements made by us regarding our business, operational, and financial results.

On August 17, 2018, the Massachusetts Court granted a consent motion to extend the deadline for the Company's response to 1Globe's counterclaims (and for any subsequent opposition by 1Globe) until after the Antigua Court issued a ruling in the matter captioned 1Globe Capital, LLC and Sinovac Biotech Ltd., Claim No. ANUHCV 2018/0120. Per the Massachusetts Court's order, the parties filed periodic status reports regarding the pending court proceedings in Antigua. On April 8, 2025, following the Privy Council's judgment, the Company and 1Globe filed a joint stipulation of dismissal with prejudice and the proceedings have been dismissed.

Separately, Heng Ren Investments LP ("Heng Ren") filed suit against the Company and Mr. Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019 in a Massachusetts state court. the Company moved the matter from state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that the Company aided and abetted breaches of fiduciary duties, and that both the Company and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys' fees, and prejudgment interest. On September 14, 2020, the Company filed a motion to dismiss Heng Ren's claims. In July 2021, the Company moved to dismiss Heng Ren's amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. On June 13, 2024, the parties stipulated to a discontinuance of the action with prejudice.

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against the Company in the Antigua Court. The complaint seeks a declaration that the five persons proposed by the Shareholder Group at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company's board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM are null and void. On April 10, 2018, 1Globe filed a notice of application in the Antigua Court seeking an order declaring the result of the disputed election, an urgent order restraining the Company's board of directors from acting, pending determination of the dispute, including acting to initiate or continue litigation against the Shareholder Group, and other related relief. The first hearing took place on May 9, 2018. In July 2018, the Antigua Court heard an application by 1Globe for interim injunctive relief preventing the Company from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment (the "Antigua Judgment"), finding in the Company's favor in full, dismissing 1Globe's claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal to the Eastern Caribbean Supreme Court (the "Court of Appeal"). On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining the Company in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe's rights or shareholding until determination of the appeal. 1Globe's appeal of the Antigua Court's Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that the Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrained the Company from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court's discretion. Sinovac responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to deal with procedural issues on permission to appeal, and substantive issues, together at the final hearing. The hearing before the Privy Council was held on July 10 to 11, 2024. The Privy Council ruled on January 16, 2025 that the slate of nominees proposed by the Shareholder Group at the 2017 AGM was the rightfully elected board of directors of the Company. The Privy Council also ruled that the Rights Agreement is invalid. The ruling took effect when the court order dated February 5, 2025 was issued.

On July 8, 2025, a special shareholders' meeting (the "July SSM") was held for the purpose of considering, and if thought fit, passing resolutions to: (a) remove certain directors from office, namely Mr. David Guowei Wang, Mr. Pengfei Li and Mr. Sven Borho; and (b)

elect Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin as directors of the Company (the "July SSM Resolutions"). Prior to the July SSM, the Company's board of directors comprised Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Mr. Sven Borho and Mr. Geoffrey Hsu. The July SSM commenced at Stapleton Chambers and by videoconference. Dr. Chiang Li attended remotely and acted as chairman of the July SSM. He declared the July SSM open, read a short statement, declared that the meeting was adjourned and remote attendance access at the July SSM was terminated. Certain participants left Stapleton Chambers and boarded a minibus nearby. The July SSM is said to have continued in the minibus. The July SSM Resolutions are said to have been passed at the July SSM, following which the Company's board of directors comprised the following directors: Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo, Dr. Chiang Li, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, and Mr. Andrew Y. Yan.

On July 10, 2025, the Company, OrbiMed Partners Master Fund Limited ("OrbiMed Partners") and 1 Globe issued an application in the Antigua Court against (1) SAIF Partners IV L.P. ("SAIF"), (2) Mr. Yuk Lam Lo, (3) Mr. Simon Anderson, (4) Mr. Shan Fu, (5) Mr. Shuge Jiao, (6) Mr. Yumin Qiu, (7) Mr. Yu Wang, (8) Ms. Rui-Ping Xiao, (9) Mr. Andrew Y. Yan and (10) Mr. Weidong Yin. The Claimants sought an injunction to restrain Defendants 3-10 from holding themselves out as a director of the Company pending determination of the claim (the "0320 Proceedings"). On July 29, 2025, SAIF issued an injunction application in the Antigua Court against (1) Dr. Chiang Li, (2) Mr. Geoffrey Hsu, (3) Mr. Sven Borho, (4) the Company, (5) Cede & Co and (6) the Depository Trust Company, seeking to restrain Mr. Hsu and Mr. Borho from acting, purporting to act or holding themselves out as directors of the Company pending determination of the claim (the "0369 Proceedings"). The Antigua Court directed that the 0320 Proceedings and the 0369 Proceedings would be heard together (the "SSM Proceedings"). On October 27, 2025, the Antigua Court heard the interim injunction applications in the SSM Proceedings. On December 5 and 19, 2025, the Antigua Court handed down its ruling (the "December Ruling"), which provided that the following directors comprise the board of the Company until the trial of the substantive claim: Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Dr. Chiang Li, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin. Ms. Rui-Ping Xiao subsequently resigned from the board due to personal reasons in August 2025.

On December 24, 2025, 1Globe and OrbiMed Partners issued appeals against the December Ruling and sought a stay of execution of the December Ruling and expedition of the application. The stay of execution was dismissed, but the expedition of the appeal was ordered. The Court of Appeal heard the appeal on March 24, 2026 and the hearing was adjourned part-heard to a date not yet fixed. On March 26, 2026 at a Case Management Conference in respect of the substantive case, the Antigua Court ordered a trial of preliminary issues to be listed for May 27 to June 5, 2026.

Arbitration and Litigation with respect to the PIPE Shares

On March 17, 2025, Vivo Entities requested an arbitration in the Hong Kong International Arbitration Centre against the Company. By this arbitration, Vivo Entities request the following relief: (i) a declaration that the 2018 SPA remains in full force and effect and that Vivo Entities are entitled to all of the rights they have thereunder; (ii) a declaration that the judgment and order of the Privy Council does not constitute a Rescission Order within the meaning of Section 6.13 of the 2018 SPA; (iii) a declaration that the 2018 SPA can no longer be terminated under Section 6.13 of the 2018 SPA; (iv) a declaration that the Company by operation of law and/or equity is precluded from seeking to (re)litigate the matter of whether the actions of the then incumbent board at the time of Vivo Capital's investment were null and void (i.e., seek at this stage any form of Rescission Order); (v) an award of Vivo Entities' attorneys' fees and costs in bringing this arbitration; and (vi) such other and further relief as the tribunal may deem just and proper. On September 30, 2025, the tribunal heard an application to stay its proceedings, a decision from that application is awaited. The tribunal has listed a status hearing for May 15, 2026.

On May 6, 2025, the Company, OrbiMed and 1Globe (the "PIPE Claimants") commenced proceedings in the Antigua High Court against (1) Vivo Capital, LLC, (2) Vivo Capital Fund VIII L.P., (3) Vivo Capital Surplus Fund VIII, L.P., (4) Vivo Capital Fund IX, L.P., (5) Prime Success and (6) Cede & Co (the "PIPE Defendants"). The PIPE Claimants seek declarations that: (i) the 2018 SPA and the Shareholders' Agreement dated July 2, 2018 are invalid; (ii) the 2018 PIPE Shares should be set aside; (iii) the appointment of Mr. Shan Fu as a director was invalid; (iv) the guarantees given by the Company in connection with two convertible loan agreements dated May 18, 2024 between Vivo Capital Fund IX, L.P. and Sinovac LS, and between Prime Success and Sinovac LS, respectively, are invalid; (v) that the former incumbent directors of the Company had no authority to cause Sinovac LS to enter into the Convertible Loan Agreements or pay Sinovac LS dividends; and (vi) the former incumbent directors acted in breach of their duties in causing or allowing Sinovac LS to enter into the convertible loan agreements or pay Sinovac LS dividends. The PIPE Claimants also seek rectification of the Company's shareholder register to remove entries in relation to the 2018 PIPE Shares.

On July 7, 2025, the PIPE Claimants obtained an injunction to freeze the disputed 2018 PIPE Shares pending determination of the claim and to restrain the PIPE Defendants from voting the disputed 2018 PIPE Shares at any shareholders' meeting. The First to Fifth Defendants appealed against the injunction granted on July 7, 2025; The Second to Fourth Defendants applied to the Antigua Court to stay the injunction order made on July 7, 2025, and the Fifth applied to the Court of Appeal on an ex parte basis for a stay of the injunction order. The Court directed a hearing on July 8, 2025. During that hearing the Antigua Court Judge was informed that the Court of Appeal granted the Fifth Defendant's ex parte application for a stay of the injunction order. The Antigua Court Judge subsequently dismissed the First to Fourth Defendant's application for a stay. The PIPE Defendants then purported to vote the disputed 2018 PIPE

Shares at the special shareholder meeting that took place on the evening of July 8, 2025. The First to Fourth Defendants sought leave to appeal against the order of the Antigua Court Judge dismissing its stay application. The PIPE Claimants applied for the stay to be discharged.

These proceedings were consolidated and a hearing took place on September 29 and 30, 2025. Judgment in respect of the appeals against the injunction was reserved following the hearing on September 29 and 30, 2025 and has yet to be handed down. Vivo Entities' application for leave to appeal the order dismissing its stay application was refused by order dated September 30, 2025.

The First to Fifth Defendants are challenging the jurisdiction of the Antigua Court. A hearing took place on the jurisdiction challenge between March 31 and April 2, 2026. 1Globe and OrbiMed submitted post-hearing written briefings on April 13, 2026. the Company and the PIPE Defendants submitted post-hearing written briefings on April 20, 2026. The Antigua Court is expected to deliver a written ruling in due course, although the date of that ruling is not yet known.

21. Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company's board of directors. As of December 31, 2024, 2023, 2022 and 2021, there were 71,860,702, 71,860,702, 71,724,902 and 71,724,902 shares of common stock issued outstanding, respectively. As of December 31, 2024, 2023, 2022 and 2021, there was no preferred stock issued and outstanding, respectively.

In 2021, the Company issued 207,500 shares of common stock on the exercise of employee stock options with exercise price of
$4.98 per share. In 2023, the Company issued 135,800 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share. In 2022 and 2024, there was no common stock issued due to no exercise of employee stock options.

22. Stock Options

(a) Stock Option Plan

The board of directors approved a stock option plan (the "2003 Plan") effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company's common stock. The 2003 Plan expired on November 1, 2023. Up to 10% of the Company's then outstanding common stocks were reserved for issuance under the 2003 Plan. The 2003 Plan expired on November 1, 2023 and no further awards may be granted since the termination. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The 2003 Plan was administered by the board of directors.

On August 22, 2012, the board of directors approved a new stock option plan (the "2012 Plan"), which allowed the Company to issue up to 4,000,000 options for common shares and restricted shares of the Company to directors, officers, employees and consultants of the Company. Each stock option entitles its holder to purchase one share of common stock of the Company. Options and restricted shares may be granted for a term not exceeding 10 years from the date of grant. The 2012 Plan is administered by the board of directors. The 2012 Plan have expired on August 22, 2022. As of December 31, 2024, we had granted all the awards authorized under the 2012 Plan.

On May 1, 2015, the Company granted 729,000 restricted shares (the "Restricted Shares") at par value of $0.001 and 1,341,000 options (the "Options") under the 2012 Plan with an exercise price of $4.98, being the quoted market price of the Company's shares at the time of grant. The options will expire on April 30, 2023. One-fifth of the Restricted Shares and Options shall vest on the first, second, third, fourth and fifth anniversaries of date of grant, respectively. The Restricted Shares are not subject to any restriction on transfer and repurchase after they are vested. 20% of the Options and Restricted Shares were vested on May 1, 2016. On December 16, 2016, the board of directors approved that an additional 30% of the Options to be vested on December 16, 2016, and restrictions of an additional 30% of the Restricted Shares were removed on December 16, 2016. On April 25, 2018, the board of directors approved that all remaining unvested Options and Restricted Shares that were granted on May 1, 2015 were fully vested on April 25, 2018.

On March 7, 2018, the Company granted 2,000,000 restricted shares (the "2018 Restricted Shares") at par value of $0.001 under the 2012 Plan, to certain officers and employees of the Company. 60% of the 2018 Restricted Shares will vest on the third anniversary of the date of grant, the remaining 40% 2018 Restricted Shares will vest on the fourth and the fifth anniversary evenly. 60% of the 2018 Restricted Shares vested on March 7, 2021. On November 11, 2021, the board of directors approved that all remaining unvested 2018 Restricted Shares that were granted on March 7, 2018 were fully vested on November 11, 2021.

On September 16, 2020, the board of directors approved an employee share ownership plan (the "2020 ESOP"), where options were granted to officers and employees of the Company the right to purchase up to a 15% equity interest in Sinovac LS upon exercise of the options. The options have an exercise price of $12,000 and vested immediately.

(b) Valuation Assumptions

There were no options granted in the years ended December 31, 2024, 2023, 2022 and 2021.

(c) Share-based Payment Award Activity

As of December 31, 2024, there were no stock options outstanding as all stock options had been exercised or had expired prior to 2024.

Share-based compensation expense, included in cost of sales, selling, general and administrative expenses and R&D expenses is charged to operations over the vesting period of the options using the straight-line amortization method. The share-based compensation expense was $nil in 2024 (2023 - $nil, 2022 - $nil, 2021 - $7,735). As of December 31, 2024, there was no unrecognized compensation cost related to non-vested stock options and non-vested restricted shares.

23. Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company's PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises ("PRC GAAP"). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary's registered capital. Statutory surplus reserves are recorded as a component of shareholders' equity. The statutory surplus reserve as of December 31, 2024 is $1,581,467 (2023 - $1,539,584, 2022 - $1,538,013, 2021 - $1,514,297).

Sinovac Biomed has not accumulated any profit since inception. No appropriation to the statutory surplus reserves and staff welfare and bonus were made.

Dividends declared by the Company's PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. In 2024, $1,155 million in dividend were declared by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders, of which $947 million in dividend were paid in 2024, and $213 million were deferred dividend payment by Sinovac LS to its minority shareholders which were paid in 2025. In 2023, $212 million in dividend were declared and paid by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders. In 2022, $386 million in dividend were declared, of which $247 million in dividend were paid by Sinovac LS and Sinovac Dalian to their respective minority shareholders, and $119 million were deferred dividend payment by Sinovac LS to its minority shareholders which were paid in 2023. In 2021, $1,899 million in dividend were declared and paid by Sinovac LS to their minority shareholders.

In 2025, $20 million in dividend were declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders.

In 2026, $24 million in dividend were declared by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders.

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of December 31, 2024, the Company has $nil dividend payable to common shareholders (2023 - $nil, 2022 - $nil, 2021 - $nil). The Company's board of directors had declared a special cash dividend of $55.00 per common share with total $3,958 million in April 2025, of which $3,300 million in dividend were paid by Sinovac Antigua to its shareholders in 2025, and $658 million were deferred dividend payment to Sinovac Antigua's shareholders, mainly entitled to PIPE.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries' paid-in capital, additional paid-in capital and statutory surplus reserves of the Company's PRC subsidiaries totaling $1,991,542 (RMB12,987 million) as of December 31, 2024 (2023 - $1,946,117 (RMB12,651million), 2022 - $1,944,547 (RMB12,640 million), 2021 - $1,903,350 (RMB12,368 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company's PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2024, amounts restricted include the net assets of the Company's PRC subsidiaries, which amounted to $3,349,097 (2023 - $4,906,903, 2022 - $5,656,174, 2021 - $6,821,112).

24. Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Numerator
Net income (loss)	$40,656	$(120,858)	$(59,967)	$14,119,773
Less: Income (loss) attributable to non-controlling interests	(50,249)	(107,367)	(74,434)	5,997,591
Net income (loss) attributable to common shareholders of Sinovac for computing diluted net income per share	$90,905	$(13,491)	$14,467	$8,122,182
Denominator
Basic weighted average number of common shares outstanding	71,860,702	71,830,233	71,724,902	71,534,210
Dilutive effect of stock options and preferred shares	—	19,863	39,726	63,619
Diluted weighted average number of common shares outstanding	71,860,702	71,850,096	71,764,628	71,597,829
Basic net income (loss) per share
Continuing operations	1.27	(0.19)	0.20	113.54
Basic net income (loss) per share	$1.27	$(0.19)	$0.20	$113.54
Diluted net income (loss) per share
Continuing operations	1.27	(0.19)	0.20	113.44
Diluted net income (loss) per share	$1.27	$(0.19)	$0.20	$113.44

The board is assessing the issuance of the 11,800,000 common shares (the "2018 PIPE Shares") purportedly issued pursuant to the Securities Purchase Agreement dated July 2, 2018 (the "2018 SPA"). Releasing these shares from issued common shares is contingent on an outcome from the Company's legal proceeding in Antigua (Note 20). Excluding the effects of the 2018 SPA implementation, the basic weighted average number of common shares outstanding would have been 60,060,702, 60,030,233, 59,924,902, and 59,734,210 for the years 2024, 2023, 2022 and 2021, respectively. The basic net income (loss) per share for 2024, 2023, 2022 and 2021 would be $1.51, loss $0.22, $0.24 and $135.97, respectively. The diluted weighted average number of common shares outstanding would have been 60,060,702, 60,050,096, 59,964,628 and 59,797,829 for the years 2024, 2023, 2022 and 2021, and the diluted net income (loss) per share for 2024, 2023, 2022 and 2021 would be $1.51, loss $0.22, $0.24 and $135.83, respectively.

25. Segment Information

The Company operates exclusively in the research, development, manufacture, and commercialization of vaccines sector. The Company's business is considered as operating in one segment. The Company has determined its reportable operating segment based on the management approach, which considers the internal organization and reporting used by the Company's CODM to make decisions about allocating resources and assessing the Company's performance. The Company's Chief Executive Officer is the CODM and reviews consolidated net income (loss) in the consolidated results of operations when making decisions about resources allocation and assessing performance of the Company as a whole. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The table below summarizes the significant expense categories regularly reviewed by the CODM:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Sales	$361,374	$470,170	$1,473,427	$19,365,354
Cost of sales	140,688	146,853	658,192	988,920
Research and development expenses:
Rabies vaccine for human use	45,641	28,365	12,740	2,060
Pneumococcal conjugate vaccine	43,228	44,121	43,051	18,728
Pentavalent DTaP-IPV/Hib combination vaccine	33,767	93,211	42,055	16,320
Reassortant rotavirus vaccine	27,809	11,779	5,156	3,722
Group ACYW135 meningococcal conjugate vaccine	21,647	29,174	11,718	193
COVID-19 vaccine	8,649	48,680	265,330	56,872
Others (a)	89,920	94,857	98,640	54,802
Selling, general and administrative expenses	420,922	598,250	836,138	602,148
Other segment income (expense) (b)	511,553	504,262	439,626	(3,501,816)
Net income (loss)	$40,656	$(120,858)	$(59,967)	$14,119,773

(a) Includes research and development expenses on other product candidates at preliminary stage.

(b) Other segment income (expense) includes provision for credit losses, loss on disposal and impairment of property, plant and equipment, government grants recognized in income, interest and financing expenses, interest income, share of earnings (losses) from equity method investments, income tax expense, and other income (expense), net.

The following table sets forth long-lived assets by geographic area. Long-lived assets consist of property, plant and equipment, prepaid land lease payment, and right-of-use assets, excluding goodwill, intangible assets, deferred taxes and other assets.

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Long-lived Assets
Mainland China	$945,359	$1,047,448	$1,103,027	$1,002,617
Outside Mainland China	13,158	15,595	15,103	7,524
Total Long-lived Assets	$958,517	$1,063,043	$1,118,130	$1,010,141

The Company's revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Sales
Mainland China	$297,003	$402,957	$1,074,690	$10,899,658
Outside Mainland China	64,371	67,213	398,737	8,465,696
Total Sales	$361,374	$470,170	$1,473,427	$19,365,354

26. Collaboration Agreements

(a) In August 2009, we entered into a patent license agreement with the National Institutes of Health ("NIH"), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies ("Biological Materials") to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (i) the expiration of all royalty obligations under the licensed rights where such rights exist and (ii) eight years after the first commercial sale by the company where such rights have existed but expired or have never existed, unless the agreement is terminated earlier per the provisions included therein.

We agreed to pay NIH a license issue royalty of $80 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. For each country in the licensed territory under the patent license agreement, we also agreed to pay NIH benchmark royalties in the total amount of $330 upon achieving the benchmarks as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales.

In April 2022, we entered into a ten-year Biological Materials License Agreement, under which the NIH permits us to make and use the materials or licensed products within its research facilities, but not to sell them. We agreed to pay a non-creditable, non-refundable license issue royalty of $90 within 60 days of the execution of the agreement. The Company made royalty payments of $nil for the year ended December 31, 2024 (2023-$80, 2022-$90, 2021-$nil).

(b) In April 2014, we entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the sIPV for distribution in China and other countries. The agreement has a term of 50 years. We agreed to pay INTRAVACC up to $2,406 (€1,500.0), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. We agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. We recorded royalty fee of $598 (€542.6), $134 (€124.1) , $64 (€60.0) and $72 (€60.0) for the year ended December 31, 2024, 2023, 2022 and 2021,respectively.

(c) In February 2022, we and the Institute of Biophysics of the Chinese Academy of Sciences ("CAS") entered into a five-year strategic cooperation agreement to establish a joint laboratory titled "Cutting-edge Technologies and Vaccine & Drug Development" for researches on "neutralizing antibody library" system analysis, rational immunogenic design, and new vaccine research and development. The partnership leverages the Institute of Biophysics' long-standing and deep research expertise in the structure and function of biological macromolecules, together with our comprehensive vaccine development platform and strong industrialization capabilities. In addition, the "Sinovac Prize in Life Sciences" was established to recognize and support the research contributions of outstanding scientists at the Institute of Biophysics. During the collaboration, multiple research projects have been successfully translated, among which an RSV vaccine received clinical trial approval in February 2025. The parties have also jointly filed multiple Patent Cooperation Treaty patent applications, including "Respiratory Syncytial Virus F Protein and Use Thereof" and "Respiratory Syncytial Virus Neutralizing Antibody and Use Thereof." On the basis of the original cooperation agreement, two supplementary agreements were signed in October 2022 and December 2025, respectively. Under the terms of these agreements, the total contract amount is $8,351. We made collaboration funding payments and project selection costs of $1,737 for the year ended December 31, 2024 (2023-$1,765 , 2022- $1,486).

(d) In December 2022, we entered into a five-year agreement with the Institute of Process Engineering of the Chinese Academy of Sciences to establish a joint laboratory titled "Advancing Adjuvant & Delivery System to Eliminate Human Diseases." The laboratory focuses on research into recombinant protein vaccine adjuvants, mRNA vaccine delivery systems, and nasal spray and oral delivery system development. Under the agreement, the Institute of Process Engineering contributes its expertise in biomaterial development, vaccine delivery, and adjuvant systems, while we contribute funding, equipment, industrialization capabilities, and market translation expertise, with the aim of deepening R&D collaboration and advancing technological innovation in key areas including vaccines and new drugs. To date, technical breakthroughs have been achieved in vaccine delivery and adjuvant systems, laying an important foundation for subsequent product development. Multiple patents have also been jointly filed, including patents relating to "mucosal delivery water-in-oil emulsion adjuvant," "a tranexamic acid and its analog transdermal delivery technology," and "a retinol composition transdermal delivery technology." The cooperation period under the agreement is 5 years, with a total commitment of $ 2,784. We made collaboration funding payments of $556 for the year ended December 31, 2024 (2023-$565).

27. Subsequent Events

(a) Impairment of long-lived assets

We identified a decline in the rental market for certain our properties in 2025. Meanwhile, impairment indicators have been identified for certain long-lived assets used for research and development in 2025. These indicators incurred in 2025 may give rise to subsequent impairment losses recognized in the consolidated financial statements. The impairment amount is currently under assessment.

(b) Nasdaq

On May 16, 2025, the Company received a notice from The Nasdaq Stock Market LLC ("Nasdaq") indicating that, as a result of the Company not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1). Nasdaq granted the Company a period of 60 calendar days from the date of the notification to submit a plan to regain compliance, and, subject to acceptance of such plan, an extension until November 11, 2025 to file Form 20-F for the fiscal year ended December 31, 2024.

On November 12, 2025, the Company received a delisting determination letter (the "Staff Determination") from Nasdaq, notifying the Company that unless it timely requested a hearing before the Nasdaq Hearings Panel, its securities would be suspended and delisted from Nasdaq at the opening of business on November 21, 2025. On November 19, 2025, the Company requested a hearing to appeal the Staff Determination, which automatically stayed the suspension for 15 days. The Company also sought a further stay pending the hearing process.

On January 2, 2026, the Company received another notification letter from Nasdaq stating that it was not in compliance with Nasdaq Listing Rule 5250(c)(2) due to its failure to timely file a Form 6-K containing an interim balance sheet and income statement as of the end of the second quarter of 2025. The Nasdaq Hearings Panel scheduled a hearing for January 8, 2026, at which it would consider the matter addressed in the notification letters. The Company was invited to present its views and plan to maintain its Nasdaq listing.

On January 22, 2026, the Panel granted the Company's request to continue its listing on the Nasdaq Stock Market, subject to the condition that the Company must, on or before May 11, 2026, demonstrate compliance with Listing Rules 5250(c)(1) and 5250(c)(2) by filing Form 20-F for the fiscal year ended December 31, 2024 and the required interim financial statements on Form 6-K for the second quarter of 2025.

Aside from the Related Party Transactions and Balances disclosed in note 15, Commitments and Contingencies disclosed in note 20 and dividend declared and payment disclosed in note 23 to the financial statements, no events that required recognition or additional disclosure in the consolidated financial statements presented.

28. Condensed Financial Information of the Parent Company

Balance Sheets

	December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
ASSETS
Current assets
Cash and cash equivalents	$16,527	$10,037	$104,924	$126,161
Short-term investments	80,732	98,150	—	—
Prepaid expenses and other receivables	485	176	490	96
Amount due from subsidiaries	19,350	22,653	31,019	30,979
Dividends receivable	3,517	3,195	3,195	3,195
Total current assets	120,611	134,211	139,628	160,431
Investment in subsidiaries	8,145,953	8,188,226	8,356,206	8,851,872
Total assets	$8,266,564	$8,322,437	$8,495,834	$9,012,303
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$4,306	$2,248	$1,132	$13,711
Amount due to subsidiaries	—	4,448	3,994	3,584
Total current liabilities	4,306	6,696	5,126	17,295
Total liabilities	$4,306	$6,696	$5,126	$17,295
EQUITY
Common stock	72	72	72	72
Additional paid-in capital	550,168	550,168	549,492	544,601
Subscriptions receivable	—	—	—	(7,109)
Accumulated other comprehensive (loss) income	(707,806)	(563,418)	(401,266)	129,501
Retained earnings	8,419,824	8,328,919	8,342,410	8,327,943
Total Sinovac shareholders' equity	8,262,258	8,315,741	8,490,708	8,995,008
Total liabilities and equity	$8,266,564	$8,322,437	$8,495,834	$9,012,303

Statements of Operations and Comprehensive Income (Loss)

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Selling, general and administrative expenses	$17,535	$11,418	$9,366	$15,148
Total operating expenses	17,535	11,418	9,366	15,148
Loss from operations	(17,535)	(11,418)	(9,366)	(15,148)
Other income (expenses)	5,944	3,133	(38)	95
Interest income	381	622	770	248
Equity earnings (losses) of subsidiaries, net of tax	102,115	(5,828)	23,101	8,136,987
Net income (loss)	90,905	(13,491)	14,467	8,122,182
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(133,769)	(170,931)	(523,466)	109,636
Unrealized gain (loss) on available-for-sales investments	(10,619)	8,779	(7,301)	—
Total comprehensive (loss) income	$(53,483)	$(175,643)	$(516,300)	$8,231,818

Statements of Cash Flows

	For the year ended December 31,
	2024	2023 (Restated)	2022 (Restated)	2021 (Restated)
Operating activities
Net income (loss)	$90,905	$(13,491)	$14,467	$8,122,182
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
- Share-based compensation	—	—	—	7,735
- Equity earnings (losses) of subsidiaries, net of tax	(102,115)	5,828	(23,101)	(8,136,987)
Changes in:
- Amount due from subsidiaries	3,303	8,366	(40)	62,686
- Prepaid expenses and other receivables	(309)	314	(394)	2,365
- Dividend receivables	(322)	—	—	—
- Amount due to subsidiaries	(4,448)	454	410	1,006
- Accrued expenses and other payables	2,058	1,116	(12,579)	9,474
Net cash (used in) provided by operating activities	(10,928)	2,587	(21,237)	68,461
Financing activities
- Proceeds from exercised stock options	—	676	—	1,034
Net cash provided by financing activities	—	676	—	1,034
Investing activities
- Proceeds from redemption of short-term investments	93,418	49,850	—	—
- Purchase of short-term investments	(76,000)	(148,000)	—	—
Net cash provided by investing activities	17,418	(98,150)	—	—
Increase (decrease) in cash and cash equivalents	6,490	(94,887)	(21,237)	69,495
Cash and cash equivalents, beginning of year	10,037	104,924	126,161	56,666
Cash and cash equivalents, end of year	$16,527	$10,037	$104,924	$126,161

(a) Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries.

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as "Investment in subsidiaries" and share of their income (loss) as "Equity earnings (losses) of subsidiaries" in the statements of operations and comprehensive income (loss).

Each of the Company's PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (note 23). The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Restatement

The condensed financial information has been restated mainly due to the Company's Rights Agreement dated February 22, 2019 was ruled invalid and the Company's Investment in subsidiaries was recalculated (note 2).

In connection with a recent ruling that determined the Company's Rights Agreement dated February 22, 2019 was not valid and enforceable, the Company has restated its previously reported preferred stock, common stock, and related dividend payable balances. As a result, 14,630,813 shares of preferred stock and 27,777,341 shares of common stock previously reported have been removed, together with the related dividend payables of $29,089, $23,107, and $17,125 as of December 31, 2023, 2022, and 2021, respectively.

The Company's Investment in subsidiaries was recalculated based on the corrected consolidated financial statements, resulting in adjustments to Equity earnings of subsidiaries and Other comprehensive (loss) income in total of $30,117, $116,268 and $346,360 for the years ended December 31, 2023, 2022, and 2021, respectively.

(c) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 20 and 26).