Form 20-F
period 2025-12-31
SINOVAC BIOTECH LTD
filed 2026-06-05
CIK 1084201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

71,860,702 Common Shares as of December 31, 2025

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
•
"Sinovac Antigua" refers to Sinovac Biotech Ltd.;
•
"Sinovac Hong Kong" refers to Sinovac Biotech (Hong Kong) Limited;
•
"China", "Chinese" or the "PRC" refers to the People's Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau; provided, however, that in the context of describing the laws, rules, regulations, and regulatory authorities of the Chinese mainland, and any Chinese mainland entities or citizens subject to such laws, rules and regulations, and other legal or tax matters in this annual report on Form 20-F, "China", "Chinese" or the "PRC" refers only to the Chinese mainland, excluding Taiwan and the special administrative regions of Hong Kong and Macau;
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
•
"RMB" or "renminbi" refers to the legal currency of the Chinese mainland; and "$" or "U.S. dollars" refers to the legal currency of the United States;
•
"shares" or "common shares" refers to Sinovac Antigua's common shares, par value $0.001 per share; and
•
"U.S. GAAP" refers to generally accepted accounting principles in the United States.

Discrepancies in any table between total amounts and the sum of the individual amounts listed therein are due to rounding.

This annual report contains translations of certain renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at a rate of RMB6.9891 to $1.00, the rate as set forth on Bloomberg on December 31, 2025. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate, or at all. On June 5, 2026, the rate as set forth on Bloomberg was RMB6.7756 to $1.00.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those described in "Item 3. Key Information—D. Risk Factors," may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as "may", "might", "will", "would", "expect", "anticipate", "aim", "estimate", "intend", "plan", "believe", "is/are likely to", "potential", "continue", or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements relate to, among other things:

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, they may later be found to be incorrect. Our actual results of operations and financial performance could be materially different from those anticipated in these forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Item 3. Key Information—D. Risk Factors", "Item 4. Information on the Company—B. Business Overview", "Item 5. Operating and Financial Review and Prospects" and other sections in this annual report. You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our Chinese Mainland Subsidiaries. Our operations in the Chinese mainland are governed by PRC laws and regulations. We believe that our Chinese Mainland Subsidiaries have received all the material licenses, permissions and approvals from the PRC authorities necessary for their material business operations in the Chinese mainland, and no such permissions or approvals have been denied. In addition to the foregoing permits and licenses, we are subject to extensive and rigorous regulatory requirements imposed by governmental authorities in the PRC and other jurisdictions, and we may not be able to maintain or obtain all applicable regulatory approvals. See "—D. Risk Factors—Risks Related to Government Regulation—We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals."

We face various legal and operational risks and uncertainties associated with conducting a portion of our operations in the Chinese mainland and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in Chinese mainland-based issuers, anti-monopoly regulatory actions, and regulatory oversight of cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses or access foreign investments. These risks could result in a material adverse change in our operations and the value of Sinovac Antigua's common shares, significantly limit or completely hinder our ability to conduct business, accept foreign investments, offer or continue to offer securities to investors, maintain our listing on a U.S. or other foreign stock exchange, or cause the value of such securities to significantly decline or become worthless. For more detailed information, see "—D. Risk Factors—Risks Related to Doing Business in China—There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares."

If we and our Chinese Mainland Subsidiaries (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations or interpretations change such that we are required to obtain additional permissions or approvals, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings previously obtained may be rescinded. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and our Chinese Mainland Subsidiaries may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, our existing operations could be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and implementation rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

In recent years, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and promulgated new regulations and rules in this regard, the interpretation and implementation of which remain uncertain. For example, the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies require that domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information with the China Securities Regulatory Commission ("CSRC"). Therefore, our future issuances or listings may be subject to filing procedures with the CSRC and we are also required to report certain material events to CSRC. For more detailed information, see "—D. Risk Factors—Risks Related to Doing Business in China— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing in a timely manner, or at all."

The Cybersecurity Review Measures and the Standard Contract for Cross-Border Transfer of Personal Information (the "Standard Contract Measures") give rise to uncertainties and potential additional restrictions on China-based overseas-listed companies like us. See "—D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business" for additional details.

In connection with our prior securities offerings and overseas listings, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect that explicitly require us or our Chinese Mainland Subsidiaries to obtain any permission from the CSRC or other PRC authorities, and we and our Chinese Mainland Subsidiaries (i) have not been required to obtain any permission from or complete any filing with any PRC authority for our prior securities offerings and overseas listings, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or been denied such requisite permissions by any PRC authority. However, there are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we and our Chinese Mainland Subsidiaries (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) applicable laws, regulations or interpretations change such that we become required to obtain such permissions or approvals in the future, we may be unable to obtain such necessary approvals, permits or registrations, or complete such necessary filings, in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see "—D. Risk Factors—Risks Related to Doing Business in China—We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing in a timely manner, or at all." and "—D. Risk Factors—Risks Related to Doing Business in China—There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares."

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the "HFCAA"), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (the "PCAOB") because of a position taken by an authority in a foreign jurisdiction for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removing the Chinese mainland and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will reassess whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we will not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to prohibition on trading under the HFCAA. See "D. Risk Factors—Risks Related to Doing Business in China—Our common shares will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment."

Cash and Asset Flows through Our Organization

Sinovac Antigua is a holding company, and it relies in part on dividends paid by its subsidiaries for its cash needs, including its operating expenses and additional investment opportunities. The payment of dividends from our Chinese Mainland Subsidiaries is subject to certain limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Each of our Chinese Mainland Subsidiaries is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years' losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at the discretion of their board of directors, our Chinese Mainland Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which may be utilized for collective staff benefits. In addition, if our Chinese Mainland Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our Chinese Mainland Subsidiaries, as the case may be, to pay dividends or make other distributions to Sinovac Antigua.

The ability of our Chinese Mainland Subsidiaries to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange ("SAFE"). See "—Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our Chinese Mainland Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory, regulatory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met." and "Item 10. Additional Information — D. Exchange Controls."

Under PRC laws, Sinovac Antigua may fund our Chinese Mainland Subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2023, 2024 and 2025, no assets other than cash were transferred through our organization. Sinovac Antigua received dividends of $3,958.2 million from its subsidiaries in 2025. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2023 and 2024. In April 2025, the board of directors of Sinovac Antigua decided to declare a special cash dividend of $55.00 per common share (the "2025 Dividend") to valid holders of Sinovac Antigua's common shares as of the close of business on May 23, 2025. The 2025 Dividend is funded from available cash resources of Sinovac Antigua and its subsidiaries, including prior distributions from Sinovac LS and other operating subsidiaries of Sinovac Antigua to Sinovac Hong Kong. The 2025 Dividend is intended to provide Sinovac Antigua's shareholders with their appropriate share of these prior distributions from Sinovac Antigua's subsidiaries. In connection therewith, there were 11,800,000 common shares (the "2018 PIPE Shares") purportedly issued pursuant to the Securities Purchase Agreement dated July 2, 2018 (the "2018 SPA"). An amount equal to the aggregate cash that would otherwise be payable under the 2025 Dividend in respect of the 2018 PIPE Shares has been set aside and is retained in an escrow account of Sinovac Antigua, pending the final resolution of the ongoing litigation and arbitration proceedings with respect to the PIPE shares in Antigua and Hong Kong.

In 2025, $20.9 million (RMB145.8 million) in dividends was declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders. $55.7 million (RMB389.3 million) in dividends was declared and paid by such subsidiaries to Sinovac Beijing Holding in 2025. Additionally, $3,958.2 million in dividends was declared and paid by Sinovac Hong Kong to Sinovac Antigua in June 2025, and $3,300.3 million in dividends was paid by Sinovac Antigua to its shareholders in 2025, and $657.9 million was retained as deferred dividend payment to Sinovac Antigua's shareholders.

In 2026, $88.0 million (RMB600.0 million) in dividends was declared and paid by Sinovac Beijing, and Sinovac Dalian, of which $24.4 million (RMB166.5 million) was declared and paid to their respective minority shareholders, and $63.6 million (RMB433.5 million) in dividends was declared and paid by such subsidiaries to Sinovac Beijing Holding.

Corporate Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and subsidiaries representative of our major business, as of the date of this annual report.

Sinovac Antigua holds 100% of the equity interest in Sinovac Biotech (Hong Kong) Limited ("Sinovac Hong Kong"), its subsidiary incorporated in Hong Kong. Sinovac Hong Kong holds 100% of the equity interest in Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore"), its subsidiary established in Singapore, and 100% of the equity interest in Sinovac Holding Group Co., Ltd., its subsidiary established in the PRC. Sinovac Holding Group Co., Ltd. holds 100% of the equity interest in Sinovac Biomed Co., Ltd., its subsidiary established in the PRC, 73.09% of the equity interest in Sinovac Biotech Co., Ltd., its subsidiary established in the PRC, 59.24% of the equity interest in Sinovac Life Sciences Co., Ltd. ("Sinovac LS," formerly known as Sinovac Research & Development Co., Ltd.), its subsidiary established in the PRC, 68.00% of the equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd., its subsidiary established in the PRC, and 100% of the equity interest in Sinovac Business Services (Dalian) Co., Ltd., its subsidiary established in the PRC.

* Dalian Jin Gang Group Co., Ltd. owns the remaining 32.00% equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd.

** Shandong Sinobioway Biomedicine Co., Ltd. ("Shandong Sinobioway Biomedicine") owns the remaining 26.91% equity interest in Sinovac Biotech Co., Ltd.

*** Affiliates of Sino Biopharmaceutical Limited, Keding Investment (Hong Kong) Limited (a company controlled by Mr. Weidong Yin), Vivo Capital Fund IX, L.P. and Prime Success, L.P. ("Prime Success, L.P." or "Prime Success") own 15.38%, 12.69%, 6.345% and 6.345%, respectively, of the remaining equity interest in Sinovac LS.

**** The former name of Sinovac Biomed Co., Ltd. is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our company involves significant risks. You should carefully consider the risks described below, together with all other information contained in this annual report on Form 20-F, before making an investment decision. Any of the following risks could materially and adversely affect our business, financial condition, results of operations, cash flows, prospects or the value of Sinovac Antigua's common shares. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem immaterial, could also materially and adversely affect our business, financial condition, results of operations, cash flows, prospects or the value of Sinovac Antigua's common shares.

Risk Factors Summary

The following summarizes some, but not all, of the risks provided below. All operational risks associated with being based in and having operations in the Chinese mainland also apply, to the extent relevant, to our operations in Hong Kong and Macau. With respect to legal risks associated with being based in and having operations in China, the laws, regulations and discretion of PRC governmental authorities discussed in this annual report are expected to apply primarily to entities and businesses in the Chinese mainland, rather than to entities or businesses in Hong Kong or Macau, which operate under different legal regimes. Please carefully consider all of the information in this Item D. "Risk Factors" in this annual report for a more thorough description of these and other risks.

Risks Related to Our Company

•
Our operating results have fluctuated significantly, and we may incur losses in the future.
•
Our business depends on continued demand for a limited number of vaccine products and on public confidence in vaccination. Reductions in demand for our key products or declines in vaccination confidence could materially and adversely affect our business, financial condition and results of operations.
•
Our business performance relies on our ability to respond to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.
•
In China, declining birth rates and intensified price competition in the private-pay market may adversely affect our revenue and profitability.
•
International expansion may be costly, time-consuming and difficult, and our international operations, regulatory approvals and product registrations are subject to additional market, procurement, geopolitical, regulatory, localization, foreign exchange and operational risks.
•
Our business, governance and reputation could be negatively affected by shareholder disputes, litigation or actions of shareholders or others.

Risks Related to Government Regulation

•
We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals.

•
We may not be able to comply with applicable GMP standards, product quality requirements, pharmacopoeia standards, lot release requirements and other regulatory requirements, each of which could have a material adverse effect on our business, financial condition and results of operations.
•
Heightened PRC healthcare anti-bribery enforcement and new rules governing medical representatives may increase our compliance obligations, require adjustments to our commercialization arrangements and adversely affect demand for our vaccine products in the Chinese mainland.

Risks Related to Our Intellectual Property

•
If we are unable to protect our technologies from competitors with patents or other forms of intellectual property protection, our business may be harmed.
•
Third parties may bring intellectual property infringement claims against us in the future.
•
The success of our business may depend on licensing key technology or vaccine components from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

Risks Related to Doing Business in China

•
Changes in China's economic, political, social, healthcare regulatory or government policy environment could materially and adversely affect our business, operations and prospects.
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
•
Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. The delisting of, or prohibition on trading, our common shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

Risks Related to Our Company

Our operating results have fluctuated significantly, and we may incur losses in the future.

Our revenues, gross profit, operating profit and net income have fluctuated significantly in recent years due to changes in demand for our products, including shifts in demand for COVID-19 vaccines, influenza vaccines and other major vaccine products. We may experience lower product sales, higher selling, general and administrative expenses, higher research and development expenses, impairment charges, inventory write-offs, or other increased costs in future periods.

Our ability to maintain or return to profitability depends on a number of factors, many of which are beyond our control, including market demand, pricing and procurement policies, the timing of new product approvals and launches, competitive dynamics, production utilization, the collection of receivables and our ability to control costs. If our revenues decline, our expenses increase, our product mix shifts unfavorably, or we are unable to control costs or collect receivables on a timely basis, we may incur losses, and our business, financial condition and results of operations could be materially and adversely affected.

Our business depends on continued demand for a limited number of vaccine products and on public confidence in vaccination. Reductions in demand for our key products or declines in vaccination confidence could materially and adversely affect our business, financial condition and results of operations.

We generate substantially all of our revenues from sales of vaccine products, and our operating results have historically depended on a limited number of key products, the composition of which may shift as our portfolio evolves. For example, in 2022, we derived a substantial portion of our revenues from sales of our COVID-19 vaccine, CoronaVac. As global demand for COVID-19 vaccines subsequently declined significantly, we suspended production of CoronaVac in 2023. As a result, our total revenues decreased from $1.5 billion in 2022 to $470.2 million in 2023, driven primarily by the reduction in COVID-19 vaccine sales. We expect a limited number of products to continue contributing a significant portion of our revenues for the foreseeable future. Accordingly, our business may be more vulnerable than those of companies with more diversified product portfolios to fluctuations in demand, pricing pressure, competitive developments, changes in vaccination policies, market acceptance, supply interruptions or other adverse developments affecting any of our key products.

Demand for our vaccine products also depends significantly on public confidence in vaccine safety and the effectiveness of immunization programs. Past vaccine-related incidents in China, including reports in 2013 regarding infant deaths following hepatitis B vaccination, the 2016 illegal sale of improperly stored vaccines and the 2018 falsification of production records by Changchun Changsheng Life Science Co., Ltd., have raised public concerns regarding vaccine safety and quality. Although none of these incidents involved our products, they nonetheless contributed to broader public skepticism that may indirectly affect demand for our vaccines. In addition, vaccine hesitancy may be influenced by concerns regarding vaccine safety or effectiveness, adverse events following immunization, media reports, social media discussions or misinformation. Any negative publicity involving us, our competitors, other vaccine manufacturers or the vaccine industry generally, regardless of its accuracy, may reduce public confidence in vaccination and adversely affect demand for our products, particularly those sold in the private-pay market where purchasing decisions are made directly by consumers. If demand for our key products declines or public confidence in vaccination decreases, our sales, revenues, reputation, financial condition and results of operations could be materially and adversely affected.

Our business performance relies on our ability to respond to infectious disease threats and to continually introduce new vaccine products into the commercial market. Our failure to effectively develop and commercialize new products could materially and adversely affect our business, financial condition, results of operations and prospects.

The biopharmaceutical market in general, and the vaccine product market in particular, are evolving rapidly as a result of ongoing infectious disease threats, advances in research, and emerging technological developments. Consequently, our success depends on our ability to respond to disease threats and technological advances, and to identify, develop, and commercialize, in a timely and cost-effective manner, effective vaccine products that meet evolving market needs.

Whether we are successful in developing and commercializing new products depends on, among other things, our ability to:

•
accurately assess disease trends, technological advances, and market needs;
•
maintain strong research and development capabilities;
•
optimize our manufacturing and procurement processes to predict and control costs;
•
manufacture and deliver products of appropriate quality, in sufficient quantities, and in a timely manner;
•
increase customer awareness and acceptance of our products;
•
minimize the time and cost required to obtain necessary regulatory approvals;
•
anticipate and compete effectively with other vaccine product developers, manufacturers and marketers;
•
price our products competitively; and
•
comply with Good Manufacturing Practice ("GMP") standards and other applicable regulations, including by monitoring evolving regulatory requirements governing vaccine products.

We face risks and uncertainties related to our efforts to develop new products, and challenges related to their manufacturing, supply, and distribution.

We face significant uncertainties related to our efforts to develop new products, including the risk that our existing or future vaccines or treatments may not prove successful or commercially viable, or may not receive final approval from regulatory authorities. Pre-clinical, clinical, or safety data, and further analysis thereof, relating to our existing or future vaccines or treatments may yield unfavorable results. We may also be unable to reproduce comparable clinical or other results in larger or more diverse populations upon commercialization, including the rate of vaccine effectiveness and the safety and tolerability profile observed to date. The widespread use of our existing vaccines or treatments may generate new information about efficacy, safety, or other developments, including additional adverse reactions or side effects, and regulatory authorities may not be satisfied with the results of future pre-clinical or clinical studies and may decline to approve, or may withdraw or revoke approvals previously granted for, our existing or future vaccines or treatments.

Disruptions in the relationships between us and our collaboration partners, research and development institutions, clinical trial sites, countries where trials are conducted, or third-party suppliers could delay the development or commercialization of our existing or future vaccines or products. Similarly, limitations on the availability of raw materials, our ability to scale up or maintain manufacturing capacity on a timely basis, or our access to logistics and supply channels commensurate with global demand for any approved vaccine or product candidate could delay commercialization or otherwise materially and adversely affect our business, financial condition, and results of operations. We cannot guarantee that we will produce products superior to or more competitive than those developed by our competitors, or that demand for our existing or future vaccines or treatments will continue.

Our financial prospects depend on the success of our clinical-stage and pre-clinical stage product pipeline.

We have invested, and expect to continue to invest, significant time and resources in developing our vaccine candidates and other biopharmaceuticals, and expect to incur substantial and increasing expenditures in connection with their development and commercialization. Our ability to achieve revenue and profitability depends on our successful completion of clinical development of our vaccine candidates, obtaining necessary regulatory approvals, and having our vaccines successfully manufactured and marketed. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any stage during the clinical trial process. The results of pre-clinical studies and early clinical trials of our vaccine candidates may not be predictive of the results of later-stage clinical trials, and initial or interim results of a trial may not be predictive of the final results. If our vaccine candidates fail to demonstrate sufficient efficacy in a timely manner, or at all, we could experience significant delays in, or be unable to obtain, regulatory approval for our vaccine candidates, which would impair our ability to commercialize them. In such circumstances, we may have expended significant capital to advance vaccine candidates through clinical development without realizing any return on that investment. Any such outcome could materially and adversely affect our business, financial condition, and results of operations.

We have devoted significant resources to the research and development of various vaccines to address pandemic threats posed by infectious diseases, including COVID-19, SARS, avian influenza (H5N1), and swine influenza (H1N1 2009), and we intend to continue devoting resources to the development of vaccines to address emerging needs.

However, the threat of a pandemic outbreak may subside before we realize any return on our investment. For example, although we believe we were the first company to complete a Phase I clinical trial of an inactivated SARS vaccine in December 2004, we did not proceed with Phase II and Phase III trials as the SARS epidemic subsequently subsided. Other organizations may obtain regulatory approvals for competing pandemic vaccines, or governmental authorities may acquire adequate stockpiles or adopt alternative technologies or strategies to prevent or limit outbreaks, in each case before our pandemic vaccines achieve significant sales. We may not achieve a return on our investment before the threat of a pandemic outbreak subsides or a competing product is adopted. Major international and Chinese vaccine companies, universities, and other research institutions are also pursuing the development of competing vaccines. These competitors may succeed in developing vaccines and obtaining regulatory approvals before us, or their products may gain broader market acceptance, which could undermine our competitive position.

Moreover, because our financial and managerial resources are limited, we focus on a limited number of research programs and product candidates for specific indications. As a result, we may forego or delay pursuit of opportunities with other vaccine candidates or biopharmaceuticals that may ultimately prove to have greater commercial potential.

If we are unable to enroll sufficient subjects, identify qualified clinical investigators, or effectively manage third parties and international clinical trial risks, our development programs could be delayed or terminated.

The rate of completion of our clinical trials depends significantly on the rate of patient enrollment. Enrollment is a function of many factors, including:

•
the efforts of the sponsor and clinical sites to facilitate timely enrollment;
•
the patient referral practices of physicians;
•
the design of the protocol;
•
the eligibility criteria for the study in question;
•
the perceived risks and benefits of the drug under study;
•
the size of the patient population;
•
the availability of competing therapies;
•
the availability of clinical trial sites; and
•
the proximity of and access by patients to clinical sites.

If we are unable to obtain sufficient patient enrolment or to identify qualified investigators to conduct clinical trials as planned, we may need to expend substantial funds to secure access to resources, or to delay or modify our plans significantly, and may ultimately terminate development of a product for a particular indication. Any such setback could have a material adverse effect on our business, prospects, and financial results, and would likely cause a decline in the price of Sinovac Antigua's common shares.

We set goals for, and make public statements regarding, the anticipated timing of objectives material to our success, such as the commencement and completion of clinical trials and other milestones. The actual timing of these events can vary significantly due to factors such as delays or failures in our clinical trials, uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. We may not complete our clinical trials, make regulatory submissions, or receive regulatory approvals as planned. In addition, we may not be able to adhere to our anticipated schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the market price of Sinovac Antigua's common shares could decline.

Once we obtain approval to conduct clinical trials for our product candidates, we rely on qualified research organizations, medical institutions, and clinical investigators to enroll qualified patients and conduct those trials. Our reliance on these third parties for clinical development activities reduces our control over the clinical trial process. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not fulfil their contractual obligations or fail to meet expected deadlines, we may experience significant delays in obtaining regulatory approvals and commercializing our vaccine candidates.

We also conduct, and may increasingly conduct, clinical trials in countries and regions outside the Chinese mainland. International clinical trials may involve additional uncertainties, including: (a) regulatory risks, such as evolving or inconsistent requirements, longer review timelines, and country-specific ethics or regulatory procedures; (b) operational risks, such as local infrastructure limitations, cold-chain and logistics constraints, variable capabilities of investigators and clinical sites, lower efficiency of overseas laboratories, and difficulties in importing or exporting clinical samples; and (c) external risks, such as geopolitical tensions and challenges in subject recruitment. Any of these factors could delay clinical development, increase costs, result in non-compliance with good clinical practice requirements, impair data quality, or delay or prevent product registration.

We are making, and expect to continue to make, investments in new products, technologies and business models. These initiatives are inherently risky, and we may not realize the expected benefits from them.

Technology is a key competitive driver in the biopharmaceutical industry. Our financial performance depends significantly on our ability to develop and maintain technological leadership. We have made substantial investments to develop new products and technologies. For the years ended December 31, 2025, 2024, and 2023, our research and development expenses amounted to $216.2 million, $270.7 million, and $350.2 million, respectively, representing 56.0%, 74.9%, and 74.5% of our revenues for the respective periods. We expect to continue to incur substantial research and development expenses in developing new products and technologies and to dedicate significant resources to enhancing our vaccine research and development technology platform. If we do not allocate our research and development budget efficiently and effectively toward innovative and commercially viable technologies, we may not realize the expected benefits from our investments.

In addition, we are exploring and expect to continue exploring, new technologies, platforms and therapeutic areas, such as mRNA vaccine platforms, recombinant protein platforms, antibody drug development, cell therapies and other innovative biological products, as well as new commercialization or partnership models. These initiatives involve substantial risks and uncertainties because they require scientific, research, development, manufacturing, regulatory, clinical, commercialization and compliance capabilities that differ significantly from those required for our established vaccine products, and in certain of these areas we have limited experience and operating history. Our personnel may lack sufficient experience in certain of these technology areas, and our related research and development efforts may fail, be delayed or require significantly greater resources than anticipated. Because these products, technologies and business models are relatively new and rapidly evolving, they may expose us to increased regulatory scrutiny, product liability claims, safety concerns, intellectual property disputes, operational challenges and other risks, including risks that we may not currently anticipate. We may also face difficulties in recruiting and retaining qualified personnel, obtaining regulatory approvals, establishing manufacturing capabilities or successfully commercializing such products or technologies. There can be no assurance that customer or market demand for these initiatives will exist or be sustained at the levels that we anticipate, or that any such initiatives will achieve sufficient market acceptance to generate revenue adequate to offset the additional expenses, liabilities and investments associated with these activities. Products or technologies developed by our competitors may render our own products or technologies noncompetitive or obsolete. Furthermore, these initiatives may divert management attention, capital and other resources from our existing business, including our more established products and technologies. Even if we are successful in developing new products or technologies, regulatory authorities may impose new rules, restrictions or compliance requirements in response to such innovations, which could increase our costs or limit our ability to successfully commercialize these products or technologies. If we fail to realize the expected benefits of these investments and initiatives, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If CDCs, hospitals, vaccination providers, healthcare professionals or vaccine recipients, including parents or guardians of pediatric vaccine candidates, do not accept our products, we may be unable to generate significant revenue.

Even if we obtain regulatory approvals for the commercialization of our vaccines in China or in other countries or regions, our products may not gain market acceptance among CDCs, hospitals, vaccination providers, healthcare professionals, vaccine recipients (including parents or guardians of pediatric vaccine candidates), or the broader medical and public health community. A lack of market acceptance would limit our ability to generate revenue and adversely affect our results of operations. CDCs, vaccination providers, and healthcare professionals may not recommend, procure, or administer products developed by us or our collaborators until clinical data or other factors demonstrate the superior or comparable safety and efficacy of our products relative to other available alternatives. Even if the clinical safety and efficacy of our products are established, CDCs, healthcare professionals, vaccination providers, or other public health authorities may elect not to recommend, procure, or administer our products for a variety of reasons.

In addition, vaccination decisions in China are increasingly influenced by vaccine recipients themselves and, for pediatric vaccines, by their parents or guardians, although vaccine-related product information is generally communicated to them through vaccination providers and healthcare professionals rather than directly by vaccine manufacturers. As a result, even if our products have obtained regulatory approval and are recommended by healthcare professionals, vaccine recipients, or, where applicable, parents or guardians, may choose not to receive or have their children receive our products due to concerns regarding safety, effectiveness, necessity, price, convenience, or the availability of competing products.

In order to successfully launch and commercialize a product, we must provide accurate, balanced, and compliant scientific and product information to CDCs, hospitals, vaccination providers, and healthcare professionals, who serve as the appropriate channels for explaining vaccination options to vaccine recipients and, where applicable, their parents or guardians. We may also support disease awareness and vaccination education activities to the extent permitted by applicable laws and regulations, including restrictions on product promotion and direct interactions with the public. If our products are not perceived by CDCs, hospitals, vaccination providers, healthcare professionals, vaccine recipients, or, where applicable, parents or guardians as necessary, safe, effective, convenient, or cost-effective compared with other available vaccines or preventive options, these stakeholders may not recommend, procure, administer, or receive our products. Alternative vaccines and preventive options exist for the conditions targeted by many of our products and product candidates, including EV71, hepatitis A, influenza, and varicella. A failure of our products to gain commercial acceptance would have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to compete successfully in the highly competitive biopharmaceutical industry, our business could be materially harmed.

We operate in a highly competitive environment, and we expect competition to intensify in the future. Our competitors include large pharmaceutical and biotechnology companies, both domestic and international, many of which possess substantially greater resources than we do. New competitors may also enter the markets in which we compete. Accordingly, even if we successfully launch a product, we may be unable to outperform a competing product for any number of reasons, including the possibility that the competitor may:

•
have launched its competing product first and established greater brand recognition or market share;
•
offer a product that has, or is perceived as having, superior efficacy, safety, or other clinical advantages;
•
have superior access to critical raw materials;
•
have more efficient manufacturing processes or greater manufacturing capacity;
•
have greater marketing capabilities;
•
have greater pricing flexibility;
•
have more extensive research and development and technical capabilities;
•
have proprietary patent portfolios or other intellectual property rights that may present obstacles to our conduct of business;
•
have deeper knowledge of local market conditions in jurisdictions where we seek to expand;
•
have a greater ability to attract and retain highly qualified management and personnel; or
•
have the financial capacity to pursue strategic acquisitions that are unavailable to us.

The technologies employed by us and our competitors are rapidly evolving and new developments may result in price competition or product obsolescence. In addition, we may be adversely affected by competition from generic forms of our products, substitute products, or imports of products from lower-priced markets. For a detailed description of our competitors, please see "Item 4. Information on the Company — B. Business Overview — Competition."

We may not be able to maintain our market share in China for our commercialized vaccines, which could adversely affect our revenues and prospects for revenue growth.

According to the PRC National Medical Products Administration ("NMPA," formerly known as the PRC State Food and Drug Administration), there are approximately 50 vaccine manufacturers in China, and new market entrants or expanded product lines from existing competitors could intensify competitive pressure. Many of our commercialized vaccine products face competition from products manufactured by other vaccine companies in China, including both established state-owned enterprises and emerging private companies. Although we believe we are currently among the market leaders for certain products in China, there can be no assurance that we will maintain this position. Our revenues and prospects for revenue growth could be adversely affected if we are unable to maintain our market share due to increased competition, pricing pressure, or shifts in government procurement policies.

In China, declining birth rates and intensified price competition in the private-pay market may adversely affect our revenue and profitability.

In China, our commercialized vaccine products are supplied to both the private market and the public market. Certain products, including hepatitis A vaccine, influenza vaccine, sIPV (Poliomyelitis Vaccine, Inactivated, Sabin Strains), PPSV23 (23-Valent Pneumococcal Polysaccharide

Vaccine) and varicella vaccine, are also supplied through national or local government-funded immunization programs. All of our commercialized vaccine products are available in the private market, which represents the primary source of our revenue in China.

In recent years, however, the number of births in China has continued to decline. According to data from the National Bureau of Statistics, births nationwide decreased from 9.54 million in 2024 to 7.92 million in 2025, representing a year-over-year decline of approximately 17.0%. As most of the Company's products are pediatric vaccines and a significant portion are sold in the private market, the decline in newborns has reduced the size of the addressable market, thereby intensifying competition among market participants.

In a contracting market environment, competition may increasingly focus on pricing. To maintain or expand market share for certain vaccines, our Chinese Mainland Subsidiaries may need to offer more competitive pricing, which could adversely affect our revenue and gross profit margins. For example, in 2024, the average selling prices of our influenza and varicella vaccines in the private market decreased by approximately 31.3% and 19.0%, respectively. Continued pricing pressure could further erode our margins.

In addition, changes in influenza vaccine recommendations, regulatory requirements or market demand could affect both the product mix and the pricing of our influenza vaccines. If the market shifts from quadrivalent influenza vaccines to lower-priced trivalent influenza vaccines, the average selling price of our influenza vaccine products may decline, which could adversely affect our revenue, gross margins and profitability.

As required by PRC laws, our Chinese Mainland Subsidiaries sell vaccines in China to CDCs, which are PRC government agencies. This exposes us to risks relating to doing business with the government.

As required by PRC laws, our Chinese Mainland Subsidiaries sell our vaccines to CDCs, which exposes us to various risks relating to doing business with the government. For example, demand for, and the ability to pay for, our products may be affected by government budgetary cycles, shifting availability of public funds, and changes in policy. Funding reductions, delays in payment, or unilateral demands for changes to the terms of our Chinese Mainland Subsidiaries' contracts by their government customers could adversely impact our results of operations and financial condition, exacerbate the existing seasonality of our revenues, and make it difficult for us to allocate resources or anticipate demand for our products. Furthermore, we have little or no control over government procurement decisions, and government agencies that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us, without our consent. Changes in the personnel of the PRC government agencies that purchase our products may result in changes to, delays in, or cancellations of purchase commitments due to, among other things, differing policy and budgetary agendas of the personnel involved. Similar changes could occur if a CDC or other relevant government agency were to be reorganized or consolidated with another government body. Any of the above-mentioned actions taken by government agencies could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or require downward adjustments to, our sales and gross margin guidance or estimates, which could adversely affect the Company's share price and result in substantial losses. In addition, many of the remedies that are available to us when dealing with private parties, such as claims for breach of contract or other legal remedies, may not be available or practicable in our dealings with government agencies.

In China, government procurement mechanisms and pricing pressure in the public market may adversely affect the Company's revenue and profitability.

Our sIPV, inactivated hepatitis A vaccine, influenza vaccine, PPSV23 and varicella vaccine are supplied in China's public markets, including through the National Immunization Program and provincial or local government tenders.

Polio vaccines have been included in China's National Immunization Program ("NIP") since 1978, and our sIPV has been supplied through NIP tenders since its commercial launch in China. Hepatitis A vaccines have been included in China's NIP since 2007, and our inactivated hepatitis A vaccine (HepA-I), Healive, has been supplied in certain provincial public markets. Although the tender prices of these products have remained relatively stable, the decline in birth rates in China may reduce the eligible pediatric population and lower overall procurement demand. In addition, our sIPV may face pressure from new competitors, and future tender price reductions may adversely affect the revenue and profitability of this product. Our inactivated hepatitis A vaccine may also face competition from other suppliers and lower-priced live attenuated hepatitis A vaccines, and we may need to compete for larger tender allocations in existing public markets or seek entry into additional provincial or municipal markets. If procurement volumes decrease, or if we fail to maintain or expand our supply shares under these tenders, our revenue from these products may be materially and adversely affected.

Our influenza vaccine, PPSV23 and varicella vaccine have been supplied through government tenders in certain provincial, municipal or county-level public markets. These local public markets are highly competitive, and manufacturers frequently lower prices to win tenders or increase their supply shares. As a result, even if we maintain or increase our market share, our average selling prices, revenue and gross margins may decline. This risk may be particularly significant for influenza vaccines. If influenza vaccination is increasingly promoted through free vaccination programs, government-coordinated supply or large-scale low-price public procurement, our influenza vaccine sales volume may increase, but our average selling price could decline significantly, which may materially and adversely affect our revenue, gross margins and profitability.

We are subject to credit, collection and accounts receivable risks, and delays in collection or bad debts could adversely affect our cash flows and results of operations.

We sell a significant portion of our products to CDCs, government agencies, public institutions, distributors and other customers in China and in other jurisdictions. Our ability to collect accounts receivable depends on the creditworthiness, financial condition, budgetary arrangements, procurement procedures and payment approval processes of these customers and counterparties, many of which are beyond our control.

If accounts receivable collections are slower than expected, payment periods lengthen, overdue receivables increase, or customers or distributors experience financial difficulty, we may be required to record additional provisions or write-offs for doubtful accounts, fail to achieve our cash collection targets, and our liquidity, cash flows, results of operations and financial condition could be materially and adversely affected.

If any of our third-party suppliers, manufacturers or service providers cannot adequately meet our needs, our business could be harmed.

Certain raw materials, components, spare parts, testing materials, packaging materials, equipment, maintenance services and other supplies we use are sourced from a limited number of suppliers or, in some cases, a single source. While many of these inputs are generally available from multiple commercial sources, some may be difficult for suppliers to produce to our specifications or may be in short supply. Although we are actively expanding our supplier portfolio, efforts to qualify alternative sources may be delayed by applicable regulatory requirements. Moreover, certain regulatory approvals may be conditioned upon obtaining materials from specified sources. If third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials, and we were unable to contract on acceptable terms with alternative suppliers, our ability to deliver products to the market would be adversely affected.

In particular, certain critical raw materials are sourced exclusively from a single supplier, creating concentration risk. For example, we source hepatitis B antigens exclusively from Beijing Institute of Biological Products Co., Ltd. ("Beijing Biological") for the production of Bilive. We and Beijing Biological have entered into a ten-year exclusive supply framework agreement expiring in June 2034, after which the parties have agreed to negotiate annual supply agreements. There can be no assurance that Beijing Biological will agree to renew or extend the supply arrangement upon expiration of the current agreement.

Any interruption in supply, deterioration in supplier quality, failure to meet technical specifications, failure to comply with applicable regulatory requirements, transportation disruption, export restriction, sanctions-related restriction, price increase or termination of supply arrangements could disrupt our production, delay lot release, increase costs, require us to identify and qualify alternative suppliers, or impair our ability to maintain business continuity.

We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could impose a significant financial burden.

Our business exposes us to product liability risks inherent in the clinical development, manufacturing, and marketing of biopharmaceutical products. We manufacture vaccines that are injected into healthy individuals to protect against infectious diseases. If our products do not perform as anticipated, whether as a result of design flaws, unanticipated health consequences or side effects, misuse or mishandling by third parties, or faulty or contaminated raw materials or components, they could cause harm to recipients and subject us to product liability lawsuits. Claims against us could also be based on a failure to confer the anticipated level of immunization. Even meritless or unsuccessful product liability claims can be time-consuming and expensive to defend, and could divert management's attention from our core business or give rise to negative publicity, any of which could have a material adverse effect on us.

The successful assertion of product liability claims against us could require us to pay substantial monetary damages. Although we currently maintain worldwide product liability insurance covering Healive (Hepatitis A Vaccine, Inactivated), Bilive (Hepatitis A and B Combined Vaccine), Anflu (Influenza Vaccine (Split Virion), Inactivated), Panflu (Pandemic Influenza Vaccine (inactivated, adjuvanted)), Inlive (Enterovirus Type 71 Vaccine, Inactivated), varicella vaccine, and quadrivalent influenza vaccine, we cannot assure you that such coverage will be sufficient to satisfy any liabilities resulting from successful product liability claims. In such a case, we may be required to make substantial payments to cover losses, damages, or liabilities arising from product liability claims. Moreover, even for amounts nominally covered by insurance, foreign exchange controls or other regulatory restrictions may prevent us from using insurance proceeds to satisfy the underlying liabilities.

In addition, we have not procured liability insurance for each of our clinical trials, and we do not currently maintain, and may not procure, clinical trial liability insurance for every clinical trial in the future. As a result, we may be exposed to uninsured costs, losses, or liability arising from clinical trials or from product liability claims relating to our vaccine products. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, adverse events following immunization, or AEFI, whether or not ultimately determined to have been caused by our products, could result in increased pharmacovigilance obligations, regulatory investigations, product recalls, suspension of lot release, claims by vaccine recipients or their families, negative media coverage, and reputational harm. In jurisdictions where pharmacovigilance systems, safety-data exchange mechanisms, or adverse event investigation procedures are less developed, delayed or incomplete safety-data exchange could impede our ability to respond to AEFI in a timely and comprehensive manner, which could adversely affect our brand and product sales.

We face risks related to pandemics and other widespread outbreaks of contagious disease, which could disrupt our operations and adversely affect our results of operations.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material adverse impact on our business operations and results of operations. For example, the COVID-19 pandemic negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption in the financial markets. The prevention and containment measures adopted by governments and private enterprises, including varying degrees of restrictions on social and commercial activities in China and around the world, further exacerbated this economic disruption and uncertainty.

The extent of the impact of any future pandemic or other public health emergency on our business will depend on developments that are inherently uncertain and difficult to predict, including the duration, severity, and geographic spread of the outbreak; the emergence of new variants; and the nature and effectiveness of governmental and private-sector response measures, including containment efforts and vaccination programs. Additionally, to the extent that any pandemic or other public health crisis adversely affects our business, results of operations, or financial condition, it may also heighten many of the other risks described in this "Risk Factors" section.

Our growth may be adversely affected if market demand for our vaccine products and product candidates does not meet our expectations. We may encounter problems of inadequate supply, oversupply, inventory write-offs or product disposal.

The production of vaccine products is a lengthy and complex process. Our inability to align production with market demand may result in a failure to meet that demand, which could materially and adversely affect our financial condition and results of operations and damage our reputation and corporate brand.

For example, in China and certain other Northern Hemisphere markets, seasonal influenza vaccinations are typically administered during the three-month period from September to November in anticipation of the subsequent flu season, and we expect this period to constitute one of the most significant sales periods for this product each year. In anticipation of the flu season, we intend to build inventory of our influenza vaccine product in line with anticipated demand. If actual demand does not meet our expectations, or if market access, procurement, distribution or vaccination activities are delayed or disrupted, we may be required to write off inventory or dispose of products that expire before sale or administration. Vaccine products often have limited shelf lives, and production planning must be closely coordinated with market demand, lot release, distribution and vaccination schedules. Market shifts, demand fluctuations and other unforeseen circumstances may result in product disposal, incremental costs, lower gross margins and reputational harm.

Conversely, if demand exceeds our production capacity or if we experience delays in production, lot release or distribution, we may be unable to satisfy customer orders in a timely manner, which could cause customers or public health authorities to seek alternative products, thereby harming our market position.

Our business is highly seasonal, and this seasonality may cause our operating results to fluctuate significantly from quarter to quarter.

The seasonal nature of our business is expected to result in significant quarterly fluctuations in our operating results. For example, in China and other Northern Hemisphere markets, the influenza season generally runs from November through March of the following year, and the largest proportion of influenza vaccinations is administered between September and November of each year. As a result, we expect to generate the majority of our annual revenues from influenza vaccines sold in China and other Northern Hemisphere markets during this period.

We rely on a limited number of facilities for the manufacturing of our products in accordance with relevant regulatory requirements. Any disruption, underutilization or impairment of our facilities could reduce or restrict our sales, increase costs and harm our reputation.

Pursuant to the China GMP guidelines, each vaccine product may only be produced in a dedicated production facility. In Beijing, we conduct primary production of each vaccine in dedicated production plants at our Shangdi, Changping and Daxing sites, and secondary filling and packaging at our Changping and Daxing sites. In Dalian, we manufacture our mumps and varicella vaccines at a single dedicated facility. Although we are constructing additional manufacturing facilities, we do not currently maintain back-up primary production facilities for any of our marketed products and are therefore dependent on our existing facilities for the continued operation of our business.

Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes and terrorist attacks, could significantly impair our ability to manufacture our products, disrupt our operations and delay our research and development activities. Our facilities and certain specialized equipment therein would be difficult to replace and could require substantial lead time to repair or procure. Such events may also destroy raw materials, work-in-process or finished-product inventory stored at our facilities.

We do not maintain business interruption insurance, and the occurrence of any such event could materially and adversely affect our business, financial condition and results of operations. We may construct additional manufacturing facilities in the future; however, there can be no assurance that we will successfully expand our manufacturing capabilities or realize the anticipated benefits of such facilities. Any of these factors could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We have made substantial investments in manufacturing facilities, production lines, industrial parks and related infrastructure. Under current product and market conditions, certain of our plants, workshops or other industrial space may experience lower utilization rates. If market demand remains weak, industry demand contracts, commercialization of new products is delayed, or leasing and other asset-utilization plans do not proceed as expected, we may continue to incur operating and maintenance costs and depreciation and amortization expenses on underperforming assets, recognize asset impairment charges, and generate lower returns on invested capital. Underutilized facilities may also create production-planning, maintenance and compliance burdens and could materially and adversely affect our financial condition and results of operations.

We may need additional capital to upgrade or construct our production facilities, to continue development of our product pipeline, and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future.

In the future, we may need to raise additional funds to finance equipment expenditures, to acquire intellectual property, to upgrade existing manufacturing facilities and develop GMP-compliant production facilities for pipeline products, to continue the development and commercialization of our product candidates, and to fund other corporate purposes. As of December 31, 2025, we had approximately $1,156.4 million in cash and cash equivalents and restricted cash. We may undertake significant future financings in order to:

•
upgrade existing manufacturing facilities and develop GMP-compliant production facilities for pipeline products;
•
proceed with the research and development of other vaccine products, including clinical trials of new products;
•
commercialize our products, including the marketing and distribution of new and existing products;
•
seek and obtain regulatory approvals;
•
develop or acquire, directly or indirectly through the acquisition of companies, other product candidates, technologies, or companies;
•
protect our intellectual property; and
•
finance general, administrative, and research activities that are not related to specific products under development.

In the past, we funded most of our research and development and other expenditures through government grants, working capital, bank loans and proceeds from private placements and public offerings of Sinovac Antigua's common shares. We may need to raise additional funds in the future because our current operating and capital resources may be insufficient to meet future requirements.

Sinovac Antigua is authorized to issue 100,000,000 common shares, of which 71,860,702 are issued and outstanding as of the date of this annual report. To increase the number of authorized common shares, we must amend Sinovac Antigua's Articles of Incorporation and By-laws, which requires (i) a majority of common shares to be present for a quorum, and (ii) the affirmative vote of two-thirds of common shares present and voting at the general meeting. We cannot assure you that Sinovac Antigua will be able to collect sufficient affirmative votes to amend its Articles of Incorporation and By-laws. If we fail to increase the number of authorized common shares of Sinovac Antigua, we may have insufficient common shares available for future issuances of equity securities to meet our capital needs.

If we raise additional funds by issuing equity securities, it will result in further dilution to our existing shareholders. The dilutive impact may be exacerbated if the shares are sold when the market price is low, as shares issued in equity financing transactions will normally be sold at a discount to the current market price. Any additional equity securities issued may also provide for rights, preferences, or privileges senior or otherwise preferential to those of holders of our existing common shares. Unforeseen problems, including materially negative developments relating to, among other things, disease developments, product sales, new product rollouts, clinical trials, research and development programs, our strategic relationships, our intellectual property, litigation, regulatory changes in our industry, the Chinese market generally, or general economic conditions, could interfere with our ability to raise additional funds or materially and adversely affect the terms upon which such funding is available.

If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of Sinovac Antigua's common shares, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain of our technologies, marketing territories, product candidates, or products that we would otherwise seek to develop or commercialize ourselves, or be required to grant licenses on terms that are not favorable to us. In the past, our Chinese Mainland Subsidiaries have received various types of grants from the PRC government to finance their research and development and facility investment for their vaccine products. They may not receive additional grants in the future.

As described above, the actions of the Shareholder Group leading up to and at the 2017 AGM resulted in uncertainties as to the future direction of our company and the composition of Sinovac Antigua's board of directors. As a result of these uncertainties, we do not know whether additional financing will be available to us on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may be unable to continue developing our products. In any such event, our ability to bring a product to market and earn revenues could be delayed, and competitors could develop products sooner than we do. As a result, our business, financial condition, and results of operations could be materially and adversely affected.

Our capital requirements may also increase due to rising raw material prices, higher labor costs, equipment maintenance and validation costs, depreciation and amortization associated with production facilities and information systems, and compliance costs associated with evolving regulatory requirements. We may not be able to reduce or offset such costs through price increases, cost savings, or productivity improvements, particularly in markets subject to government procurement or intense price competition.

If our Chinese Mainland Subsidiaries are unable to attract, train, retain and motivate their third-party marketing agents in the Chinese mainland, sales of their products may be materially and adversely affected.

In the Chinese mainland, our Chinese Mainland Subsidiaries rely on third-party marketing agents dispersed across the country to market their products to CDCs and other healthcare institutions. We believe that future success in the Chinese mainland market will depend on the dedication, efforts and performance of these third-party marketing agents. There is only a limited number of competent and qualified marketing agents in the Chinese vaccine industry, and training new marketing agents requires significant time and resources with no assurance that such agents will perform effectively. Competitors of our Chinese Mainland Subsidiaries may offer compensation or other economic incentives to third-party marketing agents significantly above market standard, which may cause such agents to cease marketing the Chinese Mainland Subsidiaries' products. In addition, our Chinese Mainland Subsidiaries may face challenges in maintaining the motivation and dedication of their marketing agents, particularly in a competitive market where agents may prioritize products that offer them greater economic returns. If our Chinese Mainland Subsidiaries are unable to attract, train, retain and motivate their marketing agents, sales of their products in the Chinese mainland market may be materially and adversely affected.

We depend on our key personnel and the capabilities of our workforce. If we fail to attract, train, retain and motivate the talent required for our existing and new businesses, our business may be materially harmed.

We had 2,602 full-time employees as of December 31, 2025, and we depend to a great extent on principal members of our management and scientific teams. If we lose the services of any key personnel, in particular Mr. Weidong Yin, the loss could significantly impede key decision-making on strategic and operational matters, which in turn could harm our business performance. We have entered into employment agreements with our executive officers, under which they have agreed to restrictive covenants relating to non-competition and non-solicitation. While these covenants may reduce competitive risks arising from executive departures, they do not prevent our executive officers from leaving, nor do they guarantee that we will be able to retain the services of all our executive officers in the future.

In addition, recruiting and retaining qualified scientific, technical and managerial personnel and research partners will be critical to our success. Competition among biopharmaceutical and biotechnology companies for qualified employees in the Chinese mainland is intense. Moreover, there is a shortage of employees in the Chinese mainland with expertise in our areas of research and in clinical and regulatory affairs, and this shortage is likely to continue. As a result, turnover rates in our industry remain high, and we may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our product candidates in a timely manner.

As we expand into different countries and regions, establish or manage entities overseas, pursue the development of new technologies such as mRNA vaccines and antibodies, and enter new areas through investments, acquisitions or business development, our business requires new skills and management capabilities. If the capabilities of our personnel, management systems or organizational structure do not keep pace with the growing complexity of our operations, our execution, compliance, innovation and operational efficiency may be adversely affected.

We may encounter difficulties in managing our organizational structure, operational complexity and evolving business activities, which could adversely affect our business, financial condition and results of operations.

As our business activities, product portfolio, research and development programs, manufacturing operations and regulatory obligations evolve, we may encounter difficulties in managing our organizational structure, operational complexity and business operations. We have developed, and continue to refine, a group-level control and management framework designed to achieve resource synergies and unified management across subsidiaries and business lines. This framework may require ongoing adjustment and integration. A more complex organizational structure may give rise to misalignment between the group and its subsidiaries, delayed, incomplete or distorted information flows, inconsistent implementation of policies, slower decision-making and reduced overall management effectiveness. In addition, expansion into new technologies, products, markets, commercialization models and strategic initiatives may further increase operational, compliance and management complexity, requiring significant management attention and substantial financial and human resources. If we are unable to effectively implement group-level controls, internal reporting systems, delegation of authority, compliance procedures, resource allocation and performance management across our organization, our operational efficiency, internal controls, compliance systems, financial condition and results of operations could be materially and adversely affected.

International expansion may be costly, time-consuming and difficult, and our international operations, regulatory approvals and product registrations are subject to additional market, procurement, geopolitical, regulatory, localization, foreign exchange and operational risks.

We have entered certain selected international markets and intend to continue expanding sales of our products and product candidates into new international markets. In pursuing this international growth, we have entered, and intend to continue to enter, markets in which we have limited or no experience and in which our brand may be less recognized. We may need to invest significantly more in market education, promotion, regulatory support and local partnerships than we do in our existing markets, and we may be unable to identify, attract or retain suitable distributors, licensees, collaboration partners or service providers. In addition, before our vaccines can be sold in countries or regions other than China, regulatory approvals from the relevant governmental authorities of the target markets must be obtained, and there can be no assurance that such approvals will be granted on a timely basis, or at all.

In pursuing growth in new and existing international markets, we may fail to anticipate competitive conditions, procurement practices, government budget constraints and regulatory expectations that differ materially from those in our home market. Many markets outside the Chinese mainland are highly competitive and government-procurement-oriented, and procurement authorities may seek lower prices, reduce contracted volumes, delay payments, change public health priorities or immunization guidelines, or cancel or materially modify tenders or purchasing commitments. Such actions could reduce revenues and margins, result in underutilized production capacity or inventory adjustments, and adversely affect our financial condition and results of operations.

We are also exposed to a broad range of other risks associated with international operations. Political and economic instability, recessions, trade wars and disputes, and geopolitical tensions, including regional conflicts, diplomatic disputes, public health emergencies or local unrest in or affecting countries where we operate, sell products, conduct clinical trials, source materials or rely on logistics routes, could reduce routine vaccine demand, disrupt supply chains, block transportation routes, increase freight, insurance and security costs, delay revenue recognition, or prevent us from delivering products to customers. Changes in tariffs, export license requirements, sanctions and export-control restrictions could limit our ability to sell or ship products across borders, and unauthorized re-export of our products could expose us to regulatory enforcement actions. We may also face difficulties in administering foreign operations, limited intellectual property protection, terrorist activities, the financial condition and performance of international distributors, potentially adverse tax consequences, difficulties in enforcing contractual or legal rights, foreign exchange controls, exchange rate fluctuations or devaluation of local currencies, and restrictions on profit repatriation.

Some countries and regions have adopted or are considering vaccine localization strategies, including local manufacturing, technology transfer, licensing or local-content expectations. For example, certain countries and regions, including in Africa, are advancing such strategies with a view to building domestic vaccine production capacity. If government or regional support for vaccine localization weakens, procurement commitments fail to materialize, local manufacturers face financing constraints, locally manufactured products experience prolonged market-entry timelines, or product upgrades and market volatility adversely affect localized products, our technology licensing, supply, localization or collaboration projects may not generate the expected benefits and could expose us to financial, operational, intellectual property and reputational risks.

International product registration and regulatory approval are also complex and uncertain. Because regulatory approvals from the relevant governmental authorities of each target market must be obtained before our vaccines can be sold in countries or regions other than China, we are required to comply with differing regulatory requirements for vaccines and biologics in each jurisdiction. These requirements may include different standards for clinical data, bridging studies, local trials, pharmacopoeia standards, GMP inspections, post-approval variations and registration maintenance. Approval in one jurisdiction does not ensure approval in any other jurisdiction, and the specific requirements to obtain approval may differ in material respects. Regulatory frameworks may change during the registration process or transition to regional or unified frameworks, and implementation may remain inconsistent across national authorities. Failure to complete product variation applications, registration maintenance, local studies, GMP inspections or deficiency responses within prescribed timelines may result in market access barriers, delayed launches, interruption of post-market compliance, registration failure or loss of approvals.

If we do not successfully manage these international risks, our business, growth strategy, financial condition and prospects would be materially and adversely affected.

Acquisitions and strategic alliances we undertake may have a material adverse effect on our ability to manage our business and may ultimately prove unsuccessful.

Our growth strategy may involve the acquisition of new production lines, technologies, businesses, products or services, or the formation of strategic alliances in areas in which we do not currently operate. These acquisitions and strategic alliances may require our management to develop expertise in new areas or geographies, manage new business relationships and attract new types of customers. The significant management attention required to pursue and integrate such transactions, and the resulting diversion of management's attention and resources, could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions and strategic alliances may expose us to potential risks, including risks associated with:

•
failure or delay in obtaining regulatory approvals for newly acquired product pipelines;
•
the integration of new operations, services and personnel;

•
unforeseen or hidden liabilities;
•
the diversion of resources from our existing businesses and technologies;
•
our inability to generate sufficient revenue to offset the costs of acquisitions;
•
potential loss of, or harm to, relationships with employees or customers; and
•
impairment of intangible assets acquired.

Any of the foregoing could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

In addition, acquisitions, joint ventures and other strategic alliances in new technologies or therapeutic areas may require us to integrate unfamiliar technologies, personnel, systems, regulatory obligations and business cultures. We may be unable to identify suitable targets, complete transactions on acceptable terms, obtain required regulatory approvals, realize expected synergies or avoid unexpected liabilities.

We may be unable to ensure compliance with applicable economic sanctions, export control and trade control laws, particularly when we sell our products through distributors over which we have limited control.

The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions (collectively, "U.S. Economic Sanctions Laws"). We will not use any proceeds from the sale of Sinovac Antigua's common shares, directly or indirectly, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited from engaging under U.S. Economic Sanctions Laws.

However, we sell our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. We may not be able to ensure that such non-U.S. distributors fully comply with all applicable U.S. Economic Sanctions Laws. As a result, actions could be taken against us that could materially and adversely affect our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our international operations may also require us to screen customers, distributors, end-users, counterparties, destinations, financial institutions, logistics providers and other parties against applicable sanctions, export-control, restricted-party and embargo lists, and to assess end-use, end-user and re-export risks. If we fail to implement or maintain effective screening or other compliance procedures, we may inadvertently transact with sanctioned or restricted parties or in restricted jurisdictions, violate applicable export-control or sanctions laws, and become subject to fines, penalties, investigations, contractual disputes, reputational harm or breach of procurement or sales contracts with our suppliers or customers.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of Sinovac Antigua's common shares.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This annual report must contain an assessment by management of the effectiveness of a public company's internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our internal control over financial reporting.

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management's identification of material weaknesses. Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which concludes that our internal control over financial reporting was not effective as of December 31, 2025. See "Item 15. Controls and Procedures."

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

Significant disruptions of IT systems, breaches of information security and cyber threats could adversely affect our business.

Our business relies heavily on interconnected IT systems, including internet-based and cloud-based systems and digital tools. We collect, generate, process, store and transmit large amounts of confidential information, including sensitive and personal information relating to patients, suppliers, customers, employees, collaborators and other stakeholders, as well as information relating to clinical trials. We also develop and utilize digital systems and tools to engage patients, healthcare providers, governments and partners and to conduct business and deliver products and services.

Like many companies, our systems are potentially vulnerable to service interruptions or security breaches from inadvertent or intentional actions by our employees, contingent workers, service providers, business partners or customers, or from attacks by malicious third parties. System failures or outages could result in data loss or compromise of data integrity, and our business continuity could be at risk if we are unable to recover such data through backups or other restoration measures. Cyberattacks are becoming increasingly sophisticated and are often carried out by groups and individuals with broad motivations, including industrial espionage, extortion, destruction of property and theft of personal information. A cyberattack or security breach could jeopardize the security and availability of our systems and networks, resulting in data theft, corruption or unauthorized disclosure of confidential information.

Although we have continued to invest in data and IT system protection and maintain technical and procedural controls designed to safeguard our data assets, our efforts may not prevent service interruptions, extortion, theft of confidential information, unauthorized disclosure of confidential information, or compromise of data integrity. Any IT service interruption or data security incident could adversely affect our business operations, result in legal liability or loss of personal data, confidential information and intellectual property, trigger reporting obligations to governments and regulatory agencies, require notification of affected individuals, and harm our financial condition, legal position, business and reputation.

Our business, governance and reputation could be negatively affected by shareholder disputes, litigation or actions of shareholders or others.

Sinovac Antigua and certain of its subsidiaries, directors and officers are involved in a number of legal proceedings across various jurisdictions. For detailed information, see "Item 8. Financial Information — Legal and Administrative Proceedings."

We cannot predict the outcome of these proceedings or any other actions initiated by shareholders or other parties. Nor can we predict how such actions may affect Sinovac Antigua's share price, which could experience significant volatility during the pendency of these proceedings and following their resolution. The preparation and defense of these matters have caused us to incur substantial costs, and we expect such costs to continue until the litigation concludes. Preparing for and managing litigation is also time-consuming and may disrupt our operations and divert the attention of management and key employees from the execution of our strategic plan.

Shareholder disputes may also affect, or be perceived to affect, our corporate governance, our ability to make major strategic decisions, and the confidence of governmental authorities, customers, business partners, employees, investors and other stakeholders. Negative publicity relating to such disputes may harm our reputation and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Although the litigation arising from our annual general meeting of shareholders held on February 6, 2018 has been concluded, there is ongoing litigation concerning the 2018 PIPE Shares and the special shareholders' meeting held on July 8, 2025. In addition, there is currently a restraint placed upon Sinovac Antigua from holding a shareholder meeting while the proceedings relating to the special shareholders' meeting (the "SSM Proceedings") are pending. As a result of the earlier litigation concerning the 2018 annual general meeting and the current restraint imposed in connection with the SSM Proceedings, Sinovac Antigua has not been able to hold an annual meeting of shareholders since February 2018, and its shareholders will not have the opportunity to vote in an election of Sinovac Antigua's directors for an indeterminate amount of time.

The disputes with respect to the PIPE Shares could have a material adverse effect on the results of our operations and our financial condition. An amount equal to the aggregate cash that would otherwise be payable under the 2025 Dividend in respect of the 2018 PIPE Shares has been set aside and retained in an escrow account of Sinovac Antigua. This amount will remain in escrow pending the final resolution of the ongoing litigation and arbitration proceedings with respect to the PIPE Shares in Antigua and Hong Kong. The timing and outcome of these proceedings are uncertain.

The interests of the minority shareholders of Sinovac Beijing, Sinovac LS and Sinovac Dalian may diverge from our own, which may adversely affect our ability to manage these subsidiaries.

We hold majority equity interests in each of Sinovac Beijing, Sinovac LS and Sinovac Dalian. If our interests diverge from those of our minority shareholders, they may exercise their rights under the relevant articles of association, shareholders' agreements or joint venture contracts of such subsidiaries and the relevant PRC laws to protect their own interests, which may substantially differ from ours. As a result, our ability to manage these subsidiaries, and their respective subsidiaries and affiliates, may be adversely affected, which in turn may materially and adversely affect our business, financial condition and results of operations.

Sinovac Beijing is a Sino-foreign equity joint venture in which we own a 73.09% equity interest. In 2018, Mr. Aihua Pan, acting as the representative of the then minority shareholder of Sinovac Beijing, Sinobioway Bio-medicine Co., Ltd. (formerly named Xiamen Bioway Group Co., Ltd., "Sinobioway Medicine"), took a series of disruptive actions against Sinovac Beijing, including purporting to terminate the employment of senior managers without board approval, forcibly entering Sinovac Beijing's corporate offices and cutting power to production facilities, which resulted in the destruction of products and bacterial seed stocks, the temporary suspension of production, and the postponement of an NMPA inspection necessary for PPSV23 production approval. In September 2020, the Beijing No. 4 Intermediate People's Court held Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders' fiduciary duty and awarded Sinovac Beijing damages of RMB15.4 million, which was upheld on appeal by the Higher People's Court of Beijing Municipality in October 2022, which further ruled that Shandong Sinobioway Biomedicine, as the sole shareholder of Sinobioway Medicine, is jointly and severally liable for all relevant obligations of Sinobioway Medicine. In addition, Sinobioway Medicine filed complaints seeking to dissolve and liquidate Sinovac Beijing and claiming that Sinovac LS infringed the legitimate rights of Sinovac Beijing in connection with the research and development of CoronaVac, both of which were subsequently voluntarily withdrawn. In July 2023, following a settlement under the supervision of Zhangdian District Court, Shandong Sinobioway Biomedicine replaced Sinobioway Medicine as the minority shareholder of Sinovac Beijing, and the legal representative and chairman of the board of directors of Sinovac Beijing was changed from Mr. Aihua Pan to Mr. Weidong Yin. These and other actions taken by the former minority shareholder of Sinovac Beijing and its representatives have materially and adversely affected, and any similar actions in the future may continue to materially and adversely affect, our business, financial condition and results of operations. We cannot assure you that Shandong Sinobioway Biomedicine, the current minority shareholder of Sinovac Beijing, will cooperate with us in handling matters related to the operations of Sinovac Beijing in the future.

As of the date of this annual report, Dalian Jin Gang Group, the minority shareholder of Sinovac Dalian, has been cooperating with us with respect to the business of Sinovac Dalian, and the minority shareholders of Sinovac LS have been aligned with us with respect to the business of Sinovac LS. However, we cannot assure you that these minority shareholders will continue to cooperate with us in the future.

Sinovac Antigua could issue additional common shares or preferred shares, which could have the effect of diluting existing shareholders and impairing their voting and other rights.

Sinovac Antigua's Articles of Incorporation authorize the issuance of up to 100,000,000 common shares and 50,000,000 preferred shares. The preferred shares may be issued with such designations, rights, privileges, restrictions and conditions as may be determined from time to time by Sinovac Antigua's board of directors.

Sinovac Antigua's board is empowered, without shareholder approval, to issue additional common shares or preferred shares. The issuance of additional common shares could dilute the interest of existing shareholders. In addition, preferred shares may be issued with dividend, liquidation, conversion, voting, or other rights that could further dilute the interest of, or impair the voting and other rights of, Sinovac Antigua's existing shareholders. The issuance of such additional common shares or preferred shares could also be used as a method of discouraging, delaying, or preventing a change in control.

Certain provisions of Sinovac Antigua's By-laws may discourage a change of control.

Certain provisions of Sinovac Antigua's By-laws, including provisions that authorize the board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any vote or action by the shareholders, may discourage, delay or prevent a change in control of our company or a change in our management that shareholders might otherwise consider favorable.

These provisions could make it more difficult for a third party to acquire our company, even if such third party's offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be deprived of the opportunity to sell their shares at a premium over the prevailing market price, or such a transaction may not occur at all.

We may have exposure to greater than anticipated tax liabilities.

Tax policies, laws, and rates in various jurisdictions may be subject to significant changes due to shifting economic and political conditions, which could adversely affect our financial results. In December 2021, the Organization for Economic Co-operation and Development ("OECD") released model rules introducing a 15% global minimum tax rate for large multinational enterprises ("Pillar Two"). Large multinational enterprises within the scope of the rules are required to calculate their Pillar Two effective tax rate for each jurisdiction where they operate and are required to pay a top-up tax for any jurisdiction in which their Pillar Two effective tax rate is below 15%, equal to the difference between the 15% minimum rate and their Pillar Two effective tax rate in that jurisdiction. Subsequently, the OECD has issued multiple sets of administrative guidance. As of the date of this annual report, various jurisdictions have either enacted legislation adopting certain components of the Pillar Two model rules beginning in 2024 or 2025, with additional components to follow in later years, or announced their intention to enact such legislation in future years. We continue to evaluate the impact of these legislative developments in the jurisdictions in which we operate. As the rules are still evolving, there remain uncertainties regarding the interpretation and implementation of the rules, and such developments could adversely affect our financial results.

There is a significant risk that we may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Sinovac Antigua's common shares.

Based on our estimates of the fair market value of our assets (subject to the discussion below) as well as the composition of our income and assets, we do not believe we were a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for our taxable year ended December 31, 2025, although this belief is subject to significant uncertainties in several respects. As a result, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2025 and we may be a PFIC for any taxable year. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is "passive income" (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code")) or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of Sinovac Antigua's common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in Sinovac Antigua's common shares, we are unable to reference the actual market prices of Sinovac Antigua's common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our book value and price-to-book ratio, and a comparison of the price-to-book ratio of certain other companies in industries similar to ours. We cannot provide any assurances that the fair market value of our assets, including the value of our unbooked goodwill, is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. If the fair market value of our assets, including the value of our unbooked goodwill, is substantially lower than our estimate, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2025 and may be a PFIC for any taxable year. This uncertainty will continue so long as trading in Sinovac Antigua's common shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Item 10. Additional Information — E. Taxation — United States Federal Income Taxation") holds Sinovac Antigua's common shares, additional reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Please see "Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company."

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

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including those prescribing the furnishing and content of quarterly reports and proxy statements. In addition, as an Antigua and Barbuda company listed on the NASDAQ Global Select Market, we are permitted to follow Antigua and Barbuda corporate governance practices in lieu of certain NASDAQ corporate governance standards, subject to certain conditions. Certain corporate governance practices in Antigua and Barbuda may differ significantly from NASDAQ corporate governance standards. As a result, you may not be afforded the same information or protections as would be available to you if you were investing in a domestic U.S. issuer.

Trading of Sinovac Antigua's common shares on NASDAQ has been halted since February 22, 2019.

On February 22, 2019, approximately 27.8 million common shares and approximately 14.6 million series B preferred shares (collectively, the "Exchange Shares") were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, which holds the Exchange Shares for the benefit of certain shareholders of Sinovac Antigua. In connection with the issuance of the Exchange Shares into the Shareholder 2019 Rights Exchange Trust, NASDAQ implemented a halt in trading in Sinovac Antigua's common shares in order to facilitate the orderly distribution of the Exchange Shares. On January 16, 2025, the Privy Council ruled that the Rights Agreement is invalid. Following the Privy Council's ruling, Sinovac Antigua cancelled the Exchange Shares and dissolved the Shareholder 2019 Rights Exchange Trust. Although the original basis for the trading halt has been resolved, there can be no assurance as to when or whether the trading halt will be lifted.

Sinovac Antigua received a notification letter dated May 20, 2026 (the "Notification Letter") from NASDAQ Listing Qualifications stating that, as of May 8, 2026, Sinovac Antigua had regained compliance with the requirement to timely file periodic and interim financial reports under NASDAQ's continued listing standards (the "Periodic Filing Rule"), as required by a panel decision dated January 21, 2026. The Notification Letter also stated that Sinovac Antigua will be subject to a mandatory panel monitor (the "Panel Monitor") for a period of one year from May 20, 2026. If, within that one-year monitoring period, the NASDAQ Listing Qualifications staff (the "Staff") finds Sinovac Antigua again out of compliance with the Periodic Filing Rule that was the subject of the exception, the Staff will issue a delist determination letter and Sinovac Antigua will have an opportunity to request a new hearing with the initial panel or a newly convened panel if the initial panel is unavailable. Sinovac Antigua will have the opportunity to respond and present to the panel as provided by Nasdaq Listing Rule 5815(d)(4)(C).

Subsequently, on May 22, 2026, Sinovac Antigua received a delist determination letter from NASDAQ, stating that, because Sinovac Antigua had not timely filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, Sinovac Antigua no longer complies with the Periodic Filing Rule. On May 29, 2026, Sinovac Antigua requested a hearing before the panel. The hearing request automatically stayed any suspension of Sinovac Antigua's securities for a period of 22 calendar days from May 22, 2026, the date of the delist determination letter. Sinovac Antigua has also requested a further stay of any suspension action pending the completion of the hearing process. There can be no assurance that the panel will grant Sinovac Antigua's request for a continued stay or that the outcome of the hearing will be favorable to Sinovac Antigua.

NASDAQ imposes continued listing standards that must be satisfied in order to maintain the listing of Sinovac Antigua's common shares. If NASDAQ determines that Sinovac Antigua fails to meet these continued listing standards, its common shares may be subject to delisting. If Sinovac Antigua's common shares are delisted and Sinovac Antigua is not able to list its common shares on another national securities exchange, Sinovac Antigua's securities would likely be quoted on an over-the-counter market. If this were to occur, Sinovac Antigua's shareholders could face material adverse consequences, including limited availability of market quotations and reduced liquidity for the trading of Sinovac Antigua's securities. In addition, Sinovac Antigua could experience a diminished ability to issue additional securities or obtain additional financing.

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

Conducting clinical trials and obtaining regulatory approvals are uncertain, time-consuming and expensive processes. The process of obtaining required regulatory approvals from NMPA and other regulatory authorities often takes many years and can vary significantly based on the type, complexity and novelty of the product candidates. For example, it took us approximately ten years to develop and obtain regulatory approval to commercialize Healive, and it took us five and a half years and four and a half years to develop and obtain regulatory approvals to commercialize Bilive and Anflu, respectively. Our Inlive vaccine took us approximately eight years, from 2008 to 2016, to develop and obtain regulatory approval for commercialization. Delays in obtaining NMPA approvals for our products could result in substantial additional costs and adversely affect our ability to compete with other companies. Even if regulatory approval is ultimately granted, the approval may be subject to conditions, suspension, or withdrawal. Any approval received may also restrict the intended use and marketing of the applicable product candidate.

There can be no assurance that all of the clinical trials for our vaccine candidates will be completed within the timeframes we currently anticipate. We could encounter difficulties in enrolling participants in clinical trials or encounter setbacks while conducting clinical trials that result in delays or cancellation. Data obtained from pre-clinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approvals, and failure to comply with regulatory requirements or inadequate manufacturing processes could also prevent approvals. In addition, we may encounter delays or rejections in the event of additional regulation resulting from future legislation, administrative action or changes in the NMPA policy, or if unforeseen health risks arise among participants in clinical trials.

Clinical trials may fail at any stage. Results of early-stage trials do not necessarily predict results of later-stage trials, and acceptable results in early-stage trials may not be replicated in later-stage trials. For these reasons, we do not know whether regulatory authorities will grant approval for any of our product candidates in the future. In addition, production permits for our products are valid for five years and we need to apply for renewal six months prior to their expiration. The process to approve our renewal applications could be lengthy and there is no assurance that we will be granted renewal in a timely manner or at all.

Outside the PRC, our ability to market some of our products is contingent upon receiving marketing authorizations from the appropriate foreign regulatory authorities. For example, Healive can be supplied to certain international organizations and is eligible to participate in the tender process in some countries as it has passed the WHO prequalification assessment ("WHO PQ"). However, there are still countries that require additional marketing authorization for product sales notwithstanding WHO PQ status. These foreign regulatory approval processes include risks similar to those associated with the NMPA approval process as described above and may include additional risks.

We may not be able to comply with applicable GMP standards, product quality requirements, pharmacopoeia standards, lot release requirements and other regulatory requirements, each of which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw materials and products, qualification and validation, document management, production management, quality control and assurance, product distribution and product recalls. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We cannot assure you that we will continue to meet applicable GMP standards, product quality requirements, pharmacopoeia standards, lot release requirements and other regulatory requirements in the future.

The hepatitis A vaccine, varicella vaccine and sIPV are all prequalified by the WHO. After prequalification, GMP on-site re-inspections may occur at periodic intervals. If an inspection identifies GMP non-compliance, our prequalification status may be suspended or withdrawn, rendering us ineligible to supply the relevant vaccines to United Nations agencies. Additionally, if our GMP implementation does not comply with local requirements during an overseas registration process, we may be unable to proceed with registration or market access in that country, which could materially reduce our overseas revenues and limit our international growth.

The Chinese Pharmacopoeia is regularly revised. When a new version takes effect, marketed vaccines may need to meet updated quality standards, which may require additional studies, process changes, analytical method updates, comparability assessments, variation filings and revalidation. For example, the 2025 Chinese Pharmacopoeia became effective on October 1, 2025. If we fail to complete required studies, implement process changes or obtain required approvals within NMPA deadlines, our products could face restrictions, including suspension of manufacturing or lot release.

The newly revised Implementing Regulations of the Drug Administration Law of the PRC, effective May 15, 2026, further reinforce the full lifecycle quality obligations of marketing authorization holders, including requirements to establish an independent quality management department and designate a qualified person for quality. Compliance with these strengthened obligations requires significant enhancements to our internal quality management systems. During the transition period, risks may arise from misinterpretation of new requirements, delayed implementation of necessary changes or gaps in integrating new processes with existing systems.

Under the Measures for Lot Release of Biological Products, if a lot release authority identifies a material vaccine quality risk, it must report to the drug regulator, which may refuse or suspend lot release and order corrective actions. Separately, for enterprises with unresolved quality issues or recurring deviations, regulators may increase inspection frequency and conduct unannounced on-site plant inspections. Failure to promptly address manufacturing deviations, maintain complete records or ensure product traceability may trigger heightened scrutiny, lot release delays, production suspension, product recalls, batch rejection, warning letters, suspension of GMP certificates, administrative penalties or reputational damage.

If any of our existing or future vaccine candidates obtain marketing approval through a conditional approval pathway, but we fail to complete required confirmatory studies within the prescribed timeframe or the results of such confirmatory studies fail to demonstrate clinical benefit, the relevant drug registration certificate may be revoked. In addition, we rely on third-party suppliers for certain raw materials and components. Quality failures in such input could compromise the safety and efficacy of our finished products, and our ability to seek recourse against such suppliers may be limited. More broadly, any failure to maintain or enhance our quality management system in line with evolving domestic and international standards could impair our ability to access new markets or participate in international procurement tenders.

Uncertainties exist with respect to how the PRC Vaccine Administration Law and other vaccine-specific regulatory requirements may impact our current operations.

According to the PRC Vaccine Administration Law, the supervision of vaccines covers the entire lifecycle from vaccine development, production and distribution to vaccination. Specialized inspection teams of pharmaceutical professionals are established at the central and provincial levels to conduct supervisory activities. An electronic traceability system has been established to ensure that all information relating to vaccines is trackable throughout the production, distribution and vaccination process. The vaccine tracking system requires that vaccination data, including information relating to the vaccine, its expiry date and date of administration, the administering medical personnel and the recipients, be recorded and retained for at least five years after the vaccine's expiry date. The law imposes stringent penalties on violators, including enhanced criminal liability where a violation constitutes a criminal offence.

Since the implementation of the PRC Vaccine Administration Law, the national drug regulatory authority has successively issued a series of supporting regulations and policies covering vaccine research and development, production, distribution, vaccination, traceability and other key aspects, thereby establishing a relatively comprehensive regulatory framework. In 2025, the State Council further promulgated the Regulations for the Implementation of the Drug Administration Law, which systematically refined the key institutional arrangements, operational specifications and reform measures set forth in the PRC Vaccine Administration Law and the PRC Drug Administration Law. The promulgation of the foregoing laws, regulations and supporting documents has rendered the specific requirements for full life-cycle vaccine supervision clearer and more predictable. However, PRC judicial and administrative authorities retain significant discretion in interpreting and implementing statutory provisions and contractual terms. As a result, there remains uncertainty as to how these regulations will be interpreted, amended or implemented by the relevant PRC government authorities, and we cannot assure you that evolving regulatory interpretations or enforcement actions will not have a material adverse effect on our business, financial condition or results of operations. Under the current regulatory framework, we believe we are able to reasonably assess and maintain ongoing compliance with applicable requirements; however, no assurance can be given that future regulatory developments will not necessitate changes to our operations or otherwise adversely affect our business.

Heightened PRC healthcare anti-bribery enforcement and new rules governing medical representatives may increase our compliance obligations, require adjustments to our commercialization arrangements and adversely affect demand for our vaccine products in the Chinese mainland.

Our vaccine products are subject to a highly regulated commercial and promotional environment in the PRC. PRC authorities have continued to strengthen healthcare compliance, anti-corruption and anti-bribery enforcement in the pharmaceutical and vaccine sectors. On April 10, 2026, the Supreme People's Court and the Supreme People's Procuratorate jointly issued the Interpretation on Several Issues Concerning the Application of Law in Handling Criminal Cases of Embezzlement and Bribery (II), effective May 1, 2026, which further clarifies conviction and sentencing standards for bribery-related offenses and identifies bribery in areas including food and drugs and healthcare as circumstances that may trigger enhanced penalties or more severe classification at lower monetary thresholds.

In addition, the National Medical Products Administration and several other PRC authorities issued the Administrative Measures for Medical Representatives in 2026, effective August 1, 2026. These measures impose qualification, filing, regional responsibility, compliance undertaking and conduct requirements on medical representatives, prohibit misconduct in academic promotion, including conduct associated with commercial bribery, and hold drug marketing authorization holders responsible for the appointment, authorization, filing and management of medical representatives, including where academic promotion activities are conducted through entrusted professional organizations or other third-party promotion service providers.

These developments may require us to further enhance our compliance management of academic promotion, market access and commercialization activities in the Chinese mainland. To the extent we rely on contract sales organizations ("CSOs"), promotion service providers, academic promotion partners or other third-party professional organizations, we may need to update existing arrangements, strengthen qualification review and ongoing monitoring, refine incentive and performance management mechanisms, expand training and audits, enhance controls over interactions with centers for disease control and prevention ("CDCs"), vaccination providers and healthcare professionals, and strengthen expense management and documentation practices. These measures may increase compliance costs, reduce sales and promotion efficiency, delay market access or the compliant dissemination of product information, disrupt third-party relationships, or require us to terminate or replace certain partners or representatives.

If our employees, medical representatives, distributors, CSO partners, promotion service providers or other personnel acting on our behalf fail, or are alleged to fail, to comply with applicable anti-bribery, pharmaceutical promotion, medical representative, vaccine administration or healthcare compliance requirements, we may be subject to investigations, administrative penalties, criminal prosecution, disgorgement of gains, restrictions on promotional activities, suspension or revocation of licenses or permits, exclusion from procurement or tendering opportunities, civil claims, reputational harm and other adverse consequences. If we are unable to adapt our commercialization arrangements in a timely and cost-effective manner, or if our third-party partners are unable or unwilling to satisfy the new compliance requirements, our market access, product communication efficiency and demand for our vaccine products in the Chinese mainland, particularly in the private-pay market, may be adversely affected, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Failure to comply with PRC regulations governing human genetic resources may materially and adversely affect our research and development activities and subject us to significant regulatory and legal consequences.

Our research and development projects, including pre-clinical research and clinical trials, may involve the collection, storage, use, domestic transfer or cross-border provision of human genetic resources or related data. Under the PRC Regulations on the Administration of Human Genetic Resources and their implementing rules, certain activities involving human genetic resources may require prior approval, filing, security review, data backup, reporting or other regulatory compliance procedures.

The procedures for human genetic resources approvals or filings may be time-consuming, and projects that fail to complete required procedures may be unable to proceed. If we, our collaborators, clinical trial sites, contract research organizations or other service providers fail to correctly determine whether a project involves human genetic resources, fail to obtain required approvals or complete required filings in a timely manner, or fail to comply with applicable restrictions on data use, domestic transfer, sharing or cross-border provision, we may face suspension or delays of clinical trials and other research activities, rejection of regulatory submissions, administrative penalties including fines and confiscation of illegal gains, reputational harm or other material adverse consequences.

Because our vaccines address conditions that represent significant public health threats, governments may take actions detrimental to our business, including product seizure, compulsory licensing, and additional regulatory burdens, in order to safeguard public access.

In response to a pandemic or the perceived risk of a pandemic, governments around the world may take actions to protect their citizens that could restrict our ability to control the production and export of pandemic vaccines or that could otherwise impose burdensome regulations on our business. Governments might grant compulsory licenses, enabling our competitors to manufacture products protected by our patents or to exploit our proprietary technology. Such actions could be particularly detrimental where we have invested government funding in developing the very products subject to compulsory licensing.

We deal with hazardous materials that may cause injury to others. These materials are regulated by environmental laws that may impose significant costs and restrictions on our business.

Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials and other hazardous materials. We cannot eliminate the risk of accidental contamination or injury to employees or third parties arising from the use, manufacture, storage, handling or disposal of these materials and certain waste products. In the event of contamination or injury, we could be held liable for any resulting damages, and any such liability could exceed our resources or any applicable insurance coverage.

Our Chinese Mainland Subsidiaries are also subject to PRC laws and regulations governing (i) the construction and operation of production facilities that may affect the environment, and (ii) the use, manufacture, storage, handling or disposal of hazardous materials and waste products. These include the PRC Environmental Impact Assessment Law, the PRC Law on Prevention and Control of Water Pollution and the PRC Environmental Protection Law, as well as waste-disposal standards set by relevant governmental agencies. China is likely to continue adopting stricter pollution controls in response to growing environmental concerns. Although existing facilities of our Chinese Mainland Subsidiaries have passed environmental inspections conducted by authorities such as the Beijing Municipal Ecology and Environment Bureau, we cannot assure that any future production facilities will similarly satisfy applicable environmental standards.

We have obtained the requisite environmental impact assessment ("EIA") approvals from the relevant regulatory authorities for our current facility construction plans; however, we cannot assure that we will obtain EIA approvals for any future production facilities we may construct. Under the PRC Environmental Impact Assessment Law, after approval of a prior EIA report, if there is any material change in the nature, scale, location or production technology of a project, or in the measures adopted to prevent ecological damage, a new EIA report must be submitted for approval. Moreover, we do not currently maintain environmental liability insurance to cover risks arising from pollution incidents or violations of environmental laws.

Failure to commence or complete development, satisfy agreed land or industrial-space performance requirements, or comply with restrictions on the use or transfer of land may cause us to incur penalties, lose land use rights or be subject to other adverse consequences.

Sinovac Dalian holds land use rights to two parcels of land with an aggregate area of approximately 1,029,954 square feet, or 95,686 square meters, located in the Economic and Technical Development Zone of Dalian, Liaoning Province. Under relevant PRC regulations, a parcel of land may be treated as idle land if development has not commenced within one year after the required commencement date, although land users may apply for a one-year extension of the commencement deadline.

All of Sinovac Dalian's current facilities are located on one of the two parcels, which has an aggregate area of 598,537 square feet, or 55,606 square meters. As of the date of this annual report, we have not commenced development of the other parcel, which has an aggregate area of 431,417 square feet, or 40,080 square meters. The relevant PRC authorities may determine that such parcel constitutes idle land. If so, we may be required to pay idle land fees or penalties, require us to adjust the intended use or development plan for the land, require us to identify alternative land resources, or, in more serious circumstances, forfeit the relevant land use rights to the PRC government. Any such event could increase our costs, disrupt our business planning or adversely affect our future expansion plans.

In addition, certain industrial-space projects in Changping District, Beijing, including the Quality Building and the Life City project, are subject to regulatory agreements and performance commitments with local governmental authorities. These agreements may include requirements relating to capital investment, commercial revenue, localized industrial output value, tax contributions, construction progress, permitted use of industrial space, and restrictions on transfer, lease or other disposition of land use rights or related properties. Due to changes in market conditions, product portfolio adjustments, facility-utilization requirements or other factors, we may be unable to satisfy all such requirements within the agreed time periods.

If we fail to meet applicable performance requirements or to complete any required rectification measures within prescribed timelines, the relevant local governmental authorities may require us to submit and implement remediation plans, impose penalties or other economic consequences, restrict our use, transfer or leasing of the relevant industrial space, impose credit-related disciplinary measures on the relevant subsidiary, terminate relevant agreements, or require us to exit from or return the relevant construction land use rights or industrial-space interests. Any of these measures could result in additional costs, asset impairment, loss of expected economic benefits, disruption to our facility planning or adverse effects on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our technologies from competitors with patents or other forms of intellectual property protection, our business may be harmed.

Our success depends, in part, on our ability to protect our proprietary technologies. We try to protect the technology that we consider important to our business by filing patent applications for our existing and potential vaccines and by relying on trade secret and pharmaceutical regulatory protection.

As of the date of this annual report, we have 158 issued patents and a number of pending patent applications in China relating to our vaccines. The process of seeking patent protection in China can be lengthy and expensive, and we cannot assure you that our pending patent applications, or any patent applications we may file in the future with respect to our vaccines or other products, will result in issued patents, or that any patents issued to us will provide meaningful protection or commercial advantage. Our patent applications might be challenged, invalidated, or circumvented.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements with many of our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. In the case of employees, these agreements also include non-competition provisions. These agreements provide that all confidential information developed or made known to the individual during the course of his or her relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements further provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, third parties could independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

Our intellectual property rights may not adequately protect our competitive position, and competitors with substantial resources and investments in competing technologies could develop products that compete directly with ours.

Intellectual property rights and confidentiality protections in certain jurisdictions in which we operate may not be as effective as those available in the United States or other developed countries. Policing unauthorized use of proprietary technology in such jurisdictions is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of courts in these jurisdictions in handling intellectual property litigation vary, and outcomes are inherently unpredictable. Moreover, such litigation may require significant expenditure of cash and diversion of management attention and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could subject us to substantial liability or prevent us from selling certain products. Please see "Item 4. Information on the Company — B. Business Overview — Intellectual Property and Proprietary Technology."

Third parties may bring intellectual property infringement claims against us in the future.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Even after reasonable investigation, we may not know with certainty whether we infringe a third party's patent, due to the complexity of patent claims and the possibility that a third party may have filed a patent application, unknown to us, covering technology that we were independently developing.

Patent applications are generally maintained in secrecy until publication, which typically occurs 18 months after the filing date. In addition, the publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made or patent applications were filed. China, like many other jurisdictions, operates under a first-to-file system, meaning that the first party to file a patent application, rather than the first to make the invention, may be awarded a patent. As a result, a third party could obtain patent rights over technology that we independently developed first. In addition, technologies that we have licensed or acquired may themselves be subject to infringement, misappropriation, or other third-party claims, which could impair our ability to rely on such technologies.

If a third party claims that we infringe its proprietary rights, any of the following may occur:

•
we may become involved in time-consuming and expensive litigation, even if the claim is without merit;
•
we may become liable for substantial damages for past infringement if a court determines that our technology infringes a third party's patent;
•
a court may prohibit us from selling or licensing our product unless we obtain a license from the patent holder, which may not be available on commercially reasonable terms, if at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents;
•
we may need to redesign or reformulate our product so that it does not infringe others' patent rights, which may not be possible or could be very expensive and time-consuming; and
•
we may be subject to injunctions prohibiting the manufacture and sale of our products or the use of our technologies which are deemed as infringing.

If any of these events occurs, our business, financial condition, and results of operations could be materially and adversely affected, and the market price of Sinovac Antigua's common shares could decline.

The success of our business may depend on licensing key technology or vaccine components from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.

The success of our business strategy depends, in part, on our ability to enter into licensing and collaboration arrangements and to manage effectively the resulting relationships. Our ability to enter into agreements with commercial partners depends in part on our ability to demonstrate the value of our technology and know-how. This may require substantial time and effort. Although we anticipate expending substantial funds and management effort, we cannot assure you that strategic relationships will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all.

We may incur significant financial commitments to collaborators in connection with potential licenses and sponsored research agreements. In addition, we may not be able to control the areas of responsibility undertaken by our strategic partners and may be adversely affected should these partners prove unable to advance a product candidate to full commercialization or should they fail to dedicate the resources necessary to advance any such product candidate in a timely manner.

Third parties may terminate our licensing and other strategic arrangements if we do not perform as required under these arrangements. Generally, we expect that agreements for rights to develop technologies will require us to exercise diligence in bringing product candidates to market and may require us to make milestone and royalty payments that, in some instances, could be substantial. Our failure to exercise the required diligence or to make any required milestone or royalty payments could result in the termination of the relevant license agreement, which could have a material adverse effect on us and our operations. In addition, these third parties may breach or terminate their agreements with us or otherwise fail to conduct their activities under these arrangements in a timely manner. If any of our licenses or strategic relationships are terminated or if we or our partners are in breach, we may:

•
lose our rights to develop and market our product candidates;
•
lose patent and/or trade secret protection for our product candidates;
•
experience significant delays in the development or commercialization of our product candidates;
•
not be able to obtain any other licenses on acceptable terms, if at all; and
•
incur liability for damages.

Licensing arrangements and strategic relationships in our industry can be complex, particularly with respect to intellectual property rights. Disputes may arise regarding ownership of intellectual property developed jointly with, or derived from technology licensed from, other parties. These and other possible disagreements between us and third parties with respect to our licenses or strategic relationships could lead to delays in the research, development, manufacture, and commercialization of our product candidates. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive. Moreover, these third parties may pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us.

Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our vaccine development timelines, and reduce our efficiency in developing new products.

We work with scientific advisors and academic collaborators who assist us in our research and development efforts. Some of our pre-clinical and research programs rely heavily on such collaborators, and we benefit considerably from the resources, technology, and experience that these collaborations provide. These scientists are not our employees, however, and may have commitments that limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. Any cessation or suspension of our collaborations with scientific advisors and academic institutions may increase our research and development costs, lengthen our vaccine development timelines, and reduce our efficiency in developing new products. In addition, although our scientific advisors and academic collaborators generally sign agreements not to disclose our confidential information, valuable proprietary knowledge may become publicly known through their independent research activities, which could compromise our competitive advantage.

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

In addition, before Sinovac Hong Kong acquired 73.09% equity interest in Sinovac Beijing, Sinovac Beijing had undergone multiple changes in its shareholders and the respective equity interests held by its shareholders. Some of the predecessor EOSA shareholders of Sinovac Beijing have sold, transferred or assigned their respective equity interests in Sinovac Beijing without fully complying with the legal requirements to appraise such equity interests, to file such appraisals with or obtain regulatory approval of such appraisals from PRC government authorities or to make equity interest transfers at the government-designated marketplaces as required for transactions completed after 2004. As with the asset transfers described above, these failures subject us to the risk of losing the ownership or control of our equity interest in Sinovac Beijing.

PRC government authorities may initiate legal proceedings to invalidate the transfers of the assets or equity investments discussed above for non-compliance with applicable appraisal, filing, approval and designated marketplace requirements. There can be no assurance that the government authorities will not initiate such proceedings or that such proceedings, if commenced, would not be successful. If any of these transfers were invalidated, we could lose title to the affected assets and investments. Because we depend on these technologies and because Sinovac Beijing constitutes a core part of our operations, our loss of these technologies or of our equity interest in Sinovac Beijing could materially and adversely affect our operations and financial condition.

We may lose the right to use "科兴" (Kexing) on our vaccine products and/or as part of our trade name.

Since 2001, Sinovac Beijing has used "科兴" (Kexing) as part of its Chinese trade name. Sinovac Dalian has used "科兴" (Kexing) as part of its Chinese trade name since 2010. Shenzhen Kexing (an unrelated third party) registered the "科兴" trademark in China for Class 5 (Pharmaceuticals) under the International Classification of Goods and Services in 2001. To protect our interest in using "科兴" in our trade names, we applied to register the "科兴" trademark in China for Class 42 (Scientific & Technological Services & Research) in 2006, and our application was approved by the PRC Trademark Office in 2010. However, our registration in Class 42 does not directly address the risk posed by Shenzhen Kexing's prior registration in Class 5, the class under which our vaccine products fall.

As of the date of this annual report, the "科兴" trademark owned by Shenzhen Kexing has not been recognized as a "Well-Known Trademark" (驰名商标) by the relevant PRC authorities. If, however, the "科兴" trademark owned by Shenzhen Kexing is recognized as a "Well-Known Trademark" in the future, which would afford it cross-class protection under PRC law, we may be subject to a trademark infringement claim for the use of "科兴" in our trade names. A successful trademark infringement claim could result in the loss of our ability to use "科兴" in our trade names, which could adversely affect our ability to maintain and protect our brands, cause us to incur significant litigation costs, and divert management attention and resources.

Risks Related to Doing Business in China

Changes in China's economic, political, social, healthcare regulatory or government policy environment could materially and adversely affect our business, operations and prospects.

A substantial majority of our assets and operations are located in the Chinese mainland. Accordingly, our business, financial condition, results of operations, and prospects are significantly influenced by political, economic, social, and regulatory conditions in the Chinese mainland, including changes in economic growth trajectories and healthcare policy development.

The Chinese mainland's economy, political and legal systems, and regulatory environment differ from those of many other developed jurisdictions. The PRC government exercises significant control over the Chinese mainland's economic growth through the allocation of resources, the regulation of industries, the implementation of industrial policies, and other measures. Over the past decades, the PRC government has implemented various measures intended to encourage economic development, improve corporate governance, strengthen public health administration, and enhance regulatory supervision. The PRC government also periodically adjusts its economic, fiscal, monetary, healthcare, pharmaceutical, anti-corruption, pricing, procurement, and industrial policies in response to evolving political, social, economic, and public health priorities. Any significant changes in such conditions or policies, including changes affecting the vaccine industry, healthcare sector, pharmaceutical commercialization, pricing mechanisms, procurement systems, anti-bribery enforcement, medical promotion activities, data security, capital markets regulation, or foreign investment, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Litigation and negative publicity surrounding companies with significant operations in China listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our common shares and could have a material adverse effect upon our business.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements. Such reports have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its merit, could result in a diversion of management resources and energy, potential costs to defend against such allegations, a decrease in, and increased volatility of, the trading price of our common shares, and increased directors' and officers' insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the Chinese mainland.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a well-established mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law ("Article 177"), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which became effective on March 31, 2023, the investigation and evidence collection in relation to the overseas securities offering and listing of PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. PRC companies are required to obtain prior consent from CSRC or other relevant PRC authorities before cooperating with overseas securities regulatory authorities in connection with any inspections or investigations, or before providing any relevant documents to such authorities. The inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

There may be changes from time to time in the interpretation and application of PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our common shares.

Our operations in the Chinese mainland are governed by PRC laws and regulations. Our Chinese Mainland Subsidiaries are subject to laws and regulations applicable to foreign investment in the Chinese mainland. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Because the PRC legal system is evolving quickly, many laws, regulations and legal requirements are relatively new, and new laws and regulations may be promulgated or existing laws and regulations, as well as the interpretation and enforcement thereof, may change at any time.

In addition, any new PRC laws and regulations, or changes to existing ones, related to foreign investment in the Chinese mainland could affect the business environment and our ability to operate our business in the Chinese mainland.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, administrative and court proceedings in the Chinese mainland may take a particularly long time, resulting in substantial costs and diversion of resources and management attention. Given that PRC administrative and court authorities retain broad discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government's significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our common shares.

We conduct our business primarily in China. Our operations in the Chinese mainland are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations. The PRC government has recently published new policies that have significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permissions or approvals to continue our operations, which could result in a material adverse effect on our business, financial condition, results of operations, and/or the value of our common shares.

Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, which could cause the value of such securities to significantly decline. As a result, our business and investments in our securities are subject to significant uncertainty due to the PRC government's evolving regulatory environment.

We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filings in a timely manner, or at all.

The Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the "Provisional Measures") require, among other things, that domestic companies seeking to offer or list securities overseas, whether directly or indirectly, fulfill filing procedures and report relevant information to CSRC. An indirect offering or listing refers to an offering or listing made under the name of an overseas entity, where such overseas entity's securities are offered or listed primarily on the basis of the equity, assets, revenues or other similar rights or interests of a domestic company whose main business activities are conducted within China. Under the Provisional Measures, the Chinese entity that seeks to offer or list securities overseas must assume the obligations and responsibilities to comply with state security regulations, take necessary security and confidentiality measures, and shall not divulge state secrets or secrets of government agencies at any level. The overseas issuer shall designate one of its PRC-based subsidiaries or affiliates that carries out business activities in China as its responsible entity to make the filings and reporting under the Provisional Measures. Further, after the initial public offering, the relevant Chinese entity shall make filings with CSRC within three business days of the completion of any issuance of new securities overseas. In addition to the above filing requirements, the filing rules also require an issuer to report to CSRC within three business days after the occurrence of any of the following events: (i) a change of control of the issuer; (ii) the issuer becoming subject to investigation or sanctions by any overseas securities regulator or overseas authority; (iii) a change of its listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) a material change in its principal business operations to the extent that it ceases to be subject to the filing requirements of the Provisional Measures.

The Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies (the "Notice"), issued alongside the Provisional Measures, clarified, among other things, that companies in the Chinese mainland that were already listed overseas before March 31, 2023 are not required to make immediate filings with CSRC, but shall complete filings with CSRC for their future capital-raising activities in accordance with the Provisional Measures. Therefore, as an issuer that was listed overseas before the effective date of the Provisional Measures, Sinovac Antigua is not required to complete filings with CSRC for its prior offshore offerings at this stage. As of the date of this annual report, neither Sinovac Antigua nor its Chinese Mainland Subsidiaries have been required to obtain any permission from, or complete any filing with, CSRC. However, our future capital-raising activities, such as follow-on equity or convertible debt offerings, listings on other stock exchanges, and going-private transactions, may be subject to the filing requirements under the Provisional Measures.

Pursuant to the Provisional Measures, if a Chinese entity fails to comply with the required filing procedures, the non-compliant entity may be ordered to rectify the non-compliance and may be subject to a warning and fines of up to RMB10 million; the directly responsible persons of such entity may be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder or actual controller of the non-compliant entity organizes or instigates such breach, such person may be fined between RMB1 million and RMB10 million.

Failure to complete such filing procedures for our future capital-raising activities as required under the Provisional Measures, or a rescission of any filings completed by us or our Chinese Mainland Subsidiaries, could subject us and our Chinese Mainland Subsidiaries to sanctions by CSRC or other PRC regulatory authorities, including fines, penalties on operations, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. We and our partners may routinely receive, collect, generate, store, process, transmit and maintain medical data, trial records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information.

The PRC Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Cybersecurity Review Measures (2020) set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people's livelihood, or the public interests in the event of damage, loss of function, or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. Furthermore, the exact scope of "critical information infrastructure operators" under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. The Cybersecurity Review Measures (2022), which replaced the Cybersecurity Review Measures (2020), further restate and expand the applicable scope of the cybersecurity review. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and generated during our operations within the PRC, an obligation which we have fulfilled, and we may be subject to review when purchasing internet products and services.

The Security Assessment Measures for Outbound Data Transfer provide for the circumstances under which a data processor shall be subject to security assessment. The Personal Information Protection Law consolidates previously fragmented rules with respect to personal information rights and privacy protection. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

These laws and regulations and the PRC Civil Code are subject to interpretation by the regulators. Although we only gain access to personal information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as "personal information" or "important data" under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of personal information and other data. The Data Security Law also stipulates that the authorities will formulate the catalogs for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of the national economy, people's key livelihood and major public interests, shall be subject to stricter management system.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe, Hong Kong and elsewhere. For example, the European Union adopted the General Data Protection Regulation, which imposes additional obligations on companies regarding the handling of personal data and grants certain privacy rights to individuals whose data is processed. Compliance with existing, proposed, and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the General Data Protection Regulation) can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or other regulatory authorities, damage to our reputation and credibility, and could have a negative impact on revenues and profits.

We rely on dividends paid by our Chinese Mainland Subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory, regulatory or contractual restrictions on their ability to distribute dividends to us, our various cash needs may not be met.

Sinovac Antigua is a holding company, and we rely in part on dividends paid by our Chinese Mainland Subsidiaries, including our majority-owned subsidiaries Sinovac Beijing, Sinovac Dalian and Sinovac LS, and our wholly owned subsidiaries Sinovac Biomed and Sinovac Services, for our cash needs, including the funds necessary to pay dividends and other cash distributions to Sinovac Antigua's shareholders, service any debt we may incur, and pay our operating expenses. If any of our Chinese Mainland Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other distributions to us.

The payment of dividends in the PRC is subject to significant limitations. Regulations in the PRC currently permit payment of dividends by our Chinese Mainland Subsidiaries only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In accordance with PRC laws and regulations, Sinovac Beijing, Sinovac Dalian, Sinovac LS, Sinovac Biomed and Sinovac Services are each required to set aside at least 10% of their respective after-tax profits each year to contribute to a statutory reserve fund until the accumulated balance of each such fund reaches 50% of the registered capital of each such company.

These subsidiaries may also set aside, at the discretion of their respective boards of directors, a portion of their annual after-tax profits to employee welfare and bonus funds. These allocations, together with the statutory reserve fund contributions described above, reduce the amount of funds available for distribution as dividends to us.

Revenues of our Chinese Mainland Subsidiaries are primarily denominated in renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese Mainland Subsidiaries to use their renminbi-denominated revenues to pay dividends to us. Additionally, there can be no assurance that the PRC government will not impose additional regulatory requirements or restrictions governing the convertibility of renminbi into foreign currencies or the remittance of dividends and other distributions by PRC entities to their overseas shareholders, including in response to foreign exchange policy adjustments, changes in global economic conditions, or other considerations.

The regulatory framework governing cross-border dividend payments remains subject to change, and we cannot predict whether or when the PRC government may introduce further limitations on dividend distributions to overseas entities. If such additional restrictions are imposed, or if we are otherwise unable to access sufficient foreign currencies to meet our needs, we may be unable to pay dividends to our shareholders in foreign currencies. Any limitation on the ability of our Chinese Mainland Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

In 2025, we received approximately 67.7% of our revenues in renminbi, which is not a freely convertible currency. A portion of these revenues may need to be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared by Sinovac Antigua's subsidiaries. Under China's existing foreign exchange regulations, Sinovac Beijing, Sinovac LS, Sinovac Dalian and Sinovac Biomed are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange ("SAFE") by complying with certain procedural requirements. However, the PRC government may in the future restrict access to foreign currencies for current account transactions.

Our Chinese Mainland Subsidiaries' ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including SAFE. In particular, if we finance our Chinese Mainland Subsidiaries by means of foreign currency loans from the Company or other foreign lenders, the aggregate foreign debt may not exceed the difference between the approved total investment amount and the registered capital, each as approved by the Ministry of Commerce ("MOFCOM") and registered with SAFE. Such loans must also be registered with SAFE as foreign debts. If we finance our Chinese Mainland Subsidiaries by means of additional capital contributions from offshore, such contributions must first be approved by the relevant government authority. These limitations could affect the ability of our Chinese Mainland Subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the renminbi may have a material adverse effect on our results of operations and the value of your investment.

The conversion of renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate in the future. The value of the renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things.

Any significant appreciation or depreciation of the renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars we receive into renminbi to pay our operating expenses, appreciation of the renminbi against the U.S. dollar would reduce the renminbi amount we receive from such conversion. Conversely, a significant depreciation of the renminbi against the U.S. dollar may reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our common shares.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our business benefits from certain government tax incentives. Expiration, reduction or elimination of these incentives will increase our tax expenses and in turn decrease our net income.

Pursuant to the PRC Enterprise Income Tax Law (the "EIT Law") and its implementation rules, the PRC's statutory enterprise income tax ("EIT") rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as an HNTE. Each of Sinovac Beijing and Sinovac Dalian reconfirmed its "High and New Technology Enterprises" ("HNTE") status in each of 2020 and 2023, for a period of three years each time. As a result, subject to continued satisfaction of the applicable criteria as confirmed by the competent authorities, Sinovac Beijing and Sinovac Dalian are entitled to a reduced EIT rate of 15% from 2020 to 2025. It is expected that Sinovac Beijing and Sinovac Dalian will be qualified as a HNTE in 2026, and we will continue to assess the status. Sinovac LS confirmed its HNTE status in 2020 for a period of three years and reconfirmed such status in 2023 for a period of three years. Notwithstanding such reconfirmation, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure to meet these criteria could result in the relevant entity losing its HNTE status, The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such tax incentives will increase our tax expenses and in turn decrease our net income.

Under the EIT Law, dividends payable by us and gains on the disposition of Sinovac Antigua's shares may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the EIT Law, Sinovac Antigua's shareholders who are deemed non-resident enterprises may be subject to a 10% EIT on dividends payable by us or on any gains realized from the transfer of Sinovac Antigua's shares, if such income is deemed derived from China and where such foreign enterprise investor (i) has no establishment or premises in China, or (ii) has an establishment or premises in China but the relevant income has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or if any gains realized from the transfer of Sinovac Antigua's shares by our non-PRC enterprise shareholders were subject to the EIT, the return on such shareholders' investment in Sinovac Antigua's shares could be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our Chinese Mainland Subsidiaries to liability or penalties, limit our ability to inject capital into our Chinese Mainland Subsidiaries or limit our Chinese Mainland Subsidiaries' ability to increase their registered capital, receive capital contributions, or distribute profits.

The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles ("SAFE Circular 37"), which replaced the former circular commonly known as "SAFE Circular 75", originally required PRC residents to register with the local branches of SAFE (such registration is now processed by local banks pursuant to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment) in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such offshore entity is referred to in SAFE Circular 37 as a "special purpose vehicle."

SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required foreign exchange registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

Failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Mr. Weidong Yin has completed the required foreign exchange registration with respect to his investments in our company. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not control our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese Mainland Subsidiaries to fines and legal sanctions.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans of overseas non-publicly listed companies by virtue of their positions as directors, senior management members, or employees of the PRC subsidiaries of such overseas companies may submit applications to SAFE or its local branches for foreign exchange registration with respect to offshore special purpose companies. Sinovac Antigua's directors and our executive officers and other employees who are PRC residents and who have been granted options and restricted shares were required to follow SAFE Circular 37 to apply for foreign exchange registration before our company became an overseas listed company.

Since our company became an overseas listed company, its directors, executive officers, and other employees who are PRC residents and who have been granted options have become subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Under this Notice, PRC-resident employees, directors, supervisors, and other management members who participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and to complete certain other procedures.

Failure to complete SAFE registrations may subject them to fines and other legal or administrative sanctions and may also limit the ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, our ability to contribute additional capital to our wholly-owned subsidiaries in China, and may limit such subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for Sinovac Antigua's directors and our employees under PRC law.

In addition, the State Administration of Taxation has issued circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units ("RSUs") vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options or restricted shares with the relevant tax authorities and to withhold individual income taxes of those employees in respect of their share options, restricted shares, or RSUs. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules, and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our operating subsidiaries and affiliated entities in the Chinese mainland.

In funding our Chinese Mainland Subsidiaries, we must comply with PRC legal requirements relating to foreign debt registration and to PRC foreign-investment companies' "registered capital" and "total investment" ratio. "Registered capital" refers to the capital contributed to or paid into a PRC foreign-investment company in cash or in kind, and "total investment" refers to the estimated amount of the total capital as required to enable and support the full-scale operation of a PRC foreign-investment company when the company is initially established. The amounts of a PRC foreign-investment company's registered capital and total investment are set forth in the company's articles of association and joint venture contract (in the case of a Sino-foreign joint venture) and approved by the competent government authority in advance. The balance between the required "total investment" and the "registered capital" can be satisfied by borrowings or loans obtained by the company. In other words, such loans cannot exceed the difference between such company's total investment and registered capital.

Loans by Sinovac Antigua or Sinovac Hong Kong to Sinovac Beijing, Sinovac LS, Sinovac Dalian, Sinovac Biomed or Sinovac Services cannot exceed the difference between such company's total investment and registered capital. The total investment and registered capital can be adjusted after the establishment of foreign-investment companies with the approval of all the shareholders or unanimous approval of the board of directors. In the case of each of Sinovac Beijing, Sinovac Dalian and Sinovac LS, the approval from their respective minority shareholders is required to increase the amount of total investment. Further, all loans from overseas lenders must be registered with SAFE as foreign debts.

We may also decide to finance our Chinese Mainland Subsidiaries by making additional capital contributions. These additional contributions must be approved by the competent government authority and, in the case of each of Sinovac Beijing, Sinovac Dalian and Sinovac LS, the approval from their respective minority shareholders. We cannot assure you that we will be able to obtain these government registrations or approvals, or the approval of the minority shareholders on a timely basis, if at all, with respect to future loans or additional capital contributions by us to our subsidiaries. If we fail to obtain such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which could materially and adversely affect the liquidity of our subsidiaries and our ability to expand the business.

Because Sinovac Antigua is incorporated under Antigua and Barbuda law, substantially all of our operations, property and assets are located in China and all of our major shareholders, directors and officers and substantially all of their assets are located outside of the United States, you may have difficulty protecting your interests as a shareholder under U.S. law in a court in the United States.

Sinovac Antigua is incorporated in Antigua and Barbuda. Sinovac Antigua's corporate affairs are governed by its Articles of Incorporation and By-laws and by the International Business Corporations Act and common law of Antigua and Barbuda. The rights of shareholders to take legal action against Sinovac Antigua's directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of Sinovac Antigua's directors to Sinovac Antigua are to a large extent governed by the International Business Corporations Act and common law of Antigua and Barbuda. The International Business Corporations Act was modelled on Canadian company law. The common law of Antigua and Barbuda is derived from comparatively limited judicial precedent in Antigua and Barbuda as well as from English common law, which has persuasive, but not binding, authority on a court in Antigua and Barbuda.

The rights of Sinovac Antigua's shareholders and the fiduciary responsibilities of Sinovac Antigua's directors under Antigua and Barbuda law are not as clearly established as they would be under statutes or judicial precedents in the United States. Among other things, Antigua and Barbuda has a less developed body of securities laws than the United States and provides significantly less protection to investors. Further, Antigua and Barbuda's body of securities law and the experience of its courts in addressing corporate and securities law issues commonly encountered by public companies are likely less developed than those of some of the other jurisdictions where publicly traded China-based companies are incorporated, such as the Cayman Islands.

It may be difficult or impossible for you to bring an action against us or against Sinovac Antigua's directors or officers in Antigua and Barbuda or to enforce your rights under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to enforce a judgment against our assets or the assets of Sinovac Antigua's directors and officers under the laws of Antigua and Barbuda.

It is uncertain whether Antigua and Barbuda courts would enforce judgments of United States courts obtained in actions against us or Sinovac Antigua's directors or officers that are predicated upon the civil liability provisions of the Securities Act, or in original actions brought against us or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Antigua and Barbuda providing for such enforcement, and Antigua and Barbuda courts may decline to enforce judgments of United States courts on certain grounds. In addition, Antigua and Barbuda corporations may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. In the absence of such treaties or reciprocity arrangements, recognition and enforcement of a foreign judgment in the PRC may need to be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or Antigua and Barbuda that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Antigua and Barbuda court.

As a result of the foregoing, and because substantially all of our property, assets and operations are located in China and all of our major shareholders, directors and officers and substantially all of their assets are located outside of the United States, you may have difficulty protecting your interests as a shareholder through legal action against us, our officers, directors or major shareholders.

The PCAOB had historically been unable to inspect our auditor, and such inability deprived our investors of the benefits of PCAOB inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, the PCAOB had not been able to conduct inspections of our auditor. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our common shares would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. The delisting of, or prohibition on trading, our common shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

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

A prohibition on trading in the United States would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with such a prohibition would have a negative impact on the price of our common shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse effect on our business, financial condition, and prospects.

ITEM 4. Information on the Company

A. History and Development of the Company

The ultimate parent company is Sinovac Biotech Ltd. The principal executive offices of Sinovac Antigua are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People's Republic of China. The telephone number at this address is +86-10-8279-9800. The registered office of Sinovac Antigua is c/o APN Corporate and Management Services Limited, Unit #4 Bryson's Complex, Friars Hill Road, St. John's, Antigua and Barbuda. The authorized agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

Sinovac Antigua was incorporated on March 1, 1999 in Antigua and Barbuda as an international business corporation with limited liability under the International Business Corporations Act of Antigua and Barbuda. Prior to adopting its current name on October 21, 2003, Sinovac Antigua was known as Net-Force System Inc. and was primarily engaged in the online gaming business.

Major Subsidiaries and Corporate Restructuring

Sinovac Antigua is a holding company. We conduct our business principally through our operating subsidiaries: Sinovac Beijing (incorporated in April 2001), in which we hold a 73.09% majority interest; Sinovac LS (incorporated in May 2009), in which we hold a 59.24% majority interest; Sinovac Dalian (incorporated in January 2010), in which we hold a 68.00% majority interest; and our wholly owned subsidiaries Sinovac Biomed (incorporated in April 2015), Sinovac Hong Kong (incorporated in October 2008), and Sinovac Singapore (incorporated in August 2020).

•
Sinovac Beijing: In September 2003, Sinovac Antigua issued 10 million of its shares to Lily Wang as consideration for the acquisition of a 51% equity interest in Sinovac Beijing. Under PRC law, the transfer was recorded as a cash transaction, and regulatory approval was received in August 2004. We acquired an additional 20.6% equity interest in September 2004 for approximately $3.3 million in cash and a further 1.53% interest in October 2011 by contributing RMB18.6 million in unpaid dividends. We currently hold a 73.09% equity interest in Sinovac Beijing, with Shandong Sinobioway Biomedicine holding the remaining 26.91%.
•
Sinovac Dalian: In November 2009, Sinovac Hong Kong entered into a joint venture with Dalian Jin Gang Group. Following its initial acquisition of a 30% interest for RMB60.0 million and an additional 25% interest for RMB50.0 million in 2010, Sinovac Hong Kong increased its equity ownership to the current 68.00% through a series of debt-to-equity swaps completed between 2016 and 2020.
•
Sinovac LS: In May 2020, Prime Success and Vivo Capital invested $15 million in Sinovac LS to fund the further development of CoronaVac. In December 2020, Sino Biopharmaceutical Limited invested approximately $500 million for a 15.00% equity interest. As a result of these investments, our equity interest in Sinovac LS was diluted to 59.24%.
•
Sinovac Chengdu: In 2024, through Sinovac LS, we acquired a biopharmaceutical company focused on innovative vaccines based in Chengdu and renamed it Sinovac (Chengdu) Biotech Co., Ltd. ("Sinovac Chengdu").

Global Expansion and Strategic Partnerships

To support our globalization strategy, we established Sinovac Hong Kong in 2008 and Sinovac Singapore in 2020 to focus on international registration, distribution, and export. Our recent strategic initiatives include the following:

•
Keyvac (Turkey): In 2021, Sinovac LS formed a joint venture, Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi ("Keyvac"), with a local partner in Turkey to manufacture and commercialize vaccines. Sinovac LS holds a 55.00% equity interest in the venture.
•
SKY Biologics: In 2023, Sinovac Hong Kong invested $101.4 million (RMB720 million) for a 45.00% equity interest in SKY Biologics Co., Ltd ("SKY Biologics"). In November 2023, SKY Biologics acquired a 94.03% equity interest in Synermore Biologics (Suzhou) Co., Ltd., which focuses on the development of monoclonal antibody drugs.
•
BogotáBio (Colombia): In 2023, we were selected as the exclusive strategic partner to establish the first local human vaccine production facility in Bogotá, Colombia.
•
Other Global Operations: As of the end of 2025, we had established subsidiaries in Bangladesh, Chile, Colombia, Indonesia, Mexico, the Philippines, and Thailand.

Capital Markets and Corporate Governance

•
Offerings: We closed a private placement in 2008 for gross proceeds of $9.8 million and completed a public offering in February 2010 for net proceeds of approximately $61.8 million.
•
Tender Offers: Between August 2023 and March 2024, a third party commenced unsolicited partial tender offers for our common stock at a price of $0.03 per share. Our board of directors unanimously recommended that shareholders reject each of these offers. Following the expiration of the tender offers, the third party acquired approximately 1.42 million shares, representing approximately 2.0% of our then-outstanding shares.
•
Rights Agreement: In March 2016, we adopted the Rights Agreement. On January 16, 2025, the Privy Council ruled the Rights Agreement invalid. As a result, the Exchange Shares were cancelled and the Shareholder 2019 Rights Exchange Trust was dissolved.

For additional information regarding our principal capital expenditures, see "— D. Property, Plants and Equipment" and "Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources — Capital Expenditures."

The SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we have filed electronically with the SEC at http://www.sec.gov.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.sinovac.com. The information contained on our website does not form part of this annual report.

B. Business Overview

We are a fully integrated China-based biopharmaceutical company focused on the research, development, manufacturing and commercialization of vaccines for the prevention of human infectious diseases, including certain diseases with significant unmet medical needs. We have developed a comprehensive vaccine portfolio covering hepatitis A, hepatitis B, hand, foot and mouth disease ("HFMD") caused by enterovirus 71 ("EV71"), seasonal and pandemic influenza, COVID-19, pneumococcal disease, poliomyelitis, mumps, varicella, rabies and tetanus..

Key Regulatory and Product Milestones

•
2002: Launched Healive (Hepatitis A Vaccine, Inactivated), the first of its kind developed by a China-based manufacturer. Healive subsequently passed WHO prequalification in 2017.
•
2005: Obtained approvals for Bilive (Hepatitis A and B Combined Vaccine) and Anflu (Influenza Vaccine (Split Virion), Inactivated).
•
2008-2009: Obtained production licenses for Panflu (Pandemic Influenza Vaccine (inactivated, adjuvanted)) and Panflu.1 (Influenza A (H1N1) Vaccine (Split Virion), Inactivated).
•
2011-2016: Obtained production licenses for a mumps vaccine in 2011 and Inlive (Enterovirus Type 71 Vaccine, Inactivated) in 2015, with commercial launches following shortly thereafter.
•
2019-2022: Obtained approvals and WHO prequalification for the live attenuated varicella vaccine and sIPV (Poliomyelitis Vaccine, Inactivated, Sabin Strains).
•
2020-2021: Obtained approvals for TetrAnflu (Influenza Vaccine (Split Virion), Inactivated (Quadrivalent)), PnuPreve (23-Valent Pneumococcal Polysaccharide Vaccine), and conditional authorization for CoronaVac (COVID-19 Vaccine, Inactivated), which received WHO Emergency Use Listing in June 2021.
•
2025: Obtained approval for the adsorbed tetanus vaccine for market launch.

Our Product Portfolio

Product Name [abbr.]	Brand Name	Indication
Hepatitis A Vaccine (Human Diploid Cell), Inactivated [HepA-I]	Healive	Hepatitis A
Hepatitis A and B Combined Vaccine [HepA&B]	Bilive	Hepatitis A and Hepatitis B
Influenza Vaccine (Split Virion), Inactivated [IIV3]	Anflu	Influenza
Influenza Vaccine (Split Virion), Inactivated, Quadrivalent [IIV4]	TetrAnflu	Influenza
Pandemic Influenza Vaccine (Inactivated, adjuvanted) [PIV-I-Adj]	Panflu	Pandemic Influenza
Pandemic Influenza Vaccine (Split virion, adjuvanted) [PIV-SV-Adj]	sPanflu	Pandemic Influenza
H1N1 Influenza A Vaccine (Split Virion), Inactivated [pH1N1]	Panflu.1	Influenza caused by H1N1pdm09
Enterovirus Type 71 Vaccine (Vero Cell), Inactivated [EV71]	Inlive	HFMD caused by EV71
23-Valent Pneumococcal Polysaccharide Vaccine [PPSV23]	PnuPreve	Pneumococcal disease
Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains [sIPV]	EraPolio	Polio
Mumps Vaccine, Live [MuV]		Mumps
Varicella Vaccine, Live [VAR]	VARINOVA/PROVARIX	Varicella
COVID-19 Vaccine (Vero Cell), Inactivated [COV-I]	CoronaVac	COVID-19
Tetanus Vaccine, Adsorbed [TT]		Tetanus

Hepatitis Vaccines

Healive: Approved in 2002 and included in China's national immunization program in 2007. With WHO prequalification obtained in 2017, it is now registered in over 30 countries and international organizations, and authorized for use in more than 40 countries and regions. Our production line has an annual capacity of approximately 20 million doses.

Bilive: Approved in 2005, it is the only combined hepatitis A and B vaccine developed and marketed in China and is designed for the private-pay market. It received re-registration approval in July 2025.

Influenza Vaccines

Anflu and TetrAnflu (Seasonal Influenza): Anflu, a split virion influenza vaccine, was approved in 2005 and marketed beginning in 2006. It is sold in Asia, Africa, and the Americas, with approvals in 10 countries as of the end of 2025. TetrAnflu, our quadrivalent influenza vaccine, was approved in June 2020 and had been approved in nine countries or regions as of the end of 2025. In light of WHO recommendations, we expect to cease production and supply of TetrAnflu beginning in 2026. Our influenza vaccine production line, which has been used to manufacture Anflu, TetrAnflu, Panflu, and Panflu.1 interchangeably, has an annual production capacity equivalent to approximately 80 million doses of Anflu.

Panflu/sPanflu and Panflu.1 (Pandemic Influenza): Panflu is the first and only approved pandemic influenza vaccine available in China against the H5N1 influenza virus. sPanflu, a split virion pandemic influenza vaccine, was granted a production license in November 2011. Panflu and sPanflu did not undergo Phase III clinical trials, as the relevant authorities did not require them for regulatory approval. Panflu.1, approved in September 2009, was the first approved vaccine in the world against the H1N1 pandemic virus. These vaccines are not expected to generate revenues in the foreseeable future.

COVID-19 Vaccine (CoronaVac)

Granted conditional approval by the NMPA and WHO Emergency Use Listing in 2021, CoronaVac was authorized for individuals aged three and older and was utilized in over 70 countries during the pandemic. Due to shifts in global epidemic prevention policies and a declining market for inactivated COVID-19 vaccines, we ceased supplying CoronaVac in 2023.

Pediatric and Other Vaccines

Inlive (EV71): Inlive is a vaccine for the prevention of HFMD caused by EV71. Commercialized in 2016, it has expanded its age group coverage and obtained GMP certificates from five countries as of the end of 2025.

Varicella Vaccine: Approved in 2019 and WHO-prequalified in 2022, our varicella vaccine was the first Chinese varicella vaccine to receive WHO prequalification. It is commercially available in 20 countries and regions.

Sabin Inactivated Polio Vaccine (sIPV): Approved in 2021 and WHO-prequalified in 2022 for its single-dose presentation and in 2024 for its five-dose presentation. It is available for procurement by UN agencies in support of global polio eradication efforts.

23-Valent Pneumococcal Polysaccharide Vaccine (PPSV23): Approved in December 2020 for the prevention of Streptococcus pneumoniae infections in adults and children over two years old.

Mumps Vaccine: Launched in 2012, our mumps vaccine was supplied until changes in China's vaccination protocols, which increasingly favored MMR combination vaccines, led us to cease supply after 2024.

Adsorbed Tetanus Vaccine (TT): Approved by the NMPA in August 2025. Indicated for use in trauma-prone individuals and in pregnant women for the prevention of maternal and neonatal tetanus.

Research and Development

Overview and Infrastructure

We are a leading vaccine research and development company in China, with a strategic focus on infectious and chronic diseases that present significant unmet medical needs. Our research infrastructure encompasses approximately 29,600 square meters of laboratory and manufacturing facilities, located primarily in the Daxing District of Beijing. We employ a research and development team of approximately 600 professionals and operate national-level post-doctoral and academic workstations. Our technological capabilities span multiple platforms, including inactivation, attenuation, recombinant protein, viral vector, and mRNA technologies. Our commitment for innovation amounted to $20.4 million, $25.5 million, $32.3 million as of December 31, 2025, 2024, and 2023. We also receive financial support from the PRC government for pre-clinical and clinical research conducted under government-sponsored programs.

Strategic Collaborations

Our strategy reflects a deliberate balance between in-house development and collaboration with leading domestic and international partners. Key partnerships include joint laboratories established with the Institute of Biophysics and the Institute of Process Engineering of the Chinese Academy of Sciences. We also serve as the lead institution for the Chinese branch of the BRICS Vaccine Research and Development Center. In the majority of our strategic R&D collaborations, we retain commercial rights to resulting products, positioning our partnerships to translate directly into long-term value creation.

Product Pipeline

Our pipeline comprises a diverse portfolio of vaccine and antibody candidates at various clinical and pre-clinical stages of development. The following table summarizes our key clinical-stage pipeline candidates as of the date of this annual report:

Additionally, we are developing a Pentavalent DTaP-IPV/Hib Combination Vaccine, currently in preclinical stages, alongside various other vaccines and antibodies targeting over 20 life-threatening diseases.

Sales and Marketing

Our sales strategy aims to expand our market share in the Chinese domestic market while strengthening our global presence and broadening international product distribution channels.

Chinese Mainland Domestic Market

In China, we focus on reinforcing our competitive edge in the private-pay market while pursuing expanded inclusion in government-funded programs. In 2018, we transitioned to a collaborative sales model that integrates our internal marketing team with third-party promotional agents, enhancing both compliance and market coverage. As of December 31, 2025, our marketing team—supported by over 50 third-party agents and approximately 1,000 promotional representatives—covered 2,821 district-level CDCs across 31 provinces and municipalities.

We support our products by providing medical education to healthcare professionals, managing provincial bidding processes, and developing innovative after-sales services, including commercial insurance compensation mechanisms for adverse vaccination events. Domestic sales accounted for 67.7% of our total revenues in 2025.

International Market

We pursue international commercialization by registering and distributing products in target overseas markets. By the end of 2025, we had exported our vaccines to nearly 80 countries. Our international expansion is underpinned by WHO Prequalification (PQ) for our hepatitis A vaccine (2017), varicella vaccine (2022), and polio vaccine (2022 and 2024).

•
Hepatitis A Vaccine: Supplied to more than 40 countries and regions, with cumulative deliveries exceeding 130 million doses.
•
Varicella Vaccine: Experiencing robust growth in overseas markets, driven by expanding demand in Latin America and other middle-income countries, particularly Argentina and Indonesia, as well as long-term supply agreements with Brazil.
•
sIPV: Leveraging our WHO PQ status, we supply sIPV to low- and lower-middle-income countries through UN agencies, including UNICEF and PAHO, in support of the Global Polio Eradication Initiative.
•
Influenza Vaccine: Delivered to 14 countries. In 2025, we secured an exclusive award under the Chilean government's national tender, covering approximately 8.3 million individuals (80% of the target population).

Seasonality

Our business is highly seasonal, primarily driven by the sales cycles of our influenza vaccines. The majority of our annual revenues from seasonal influenza vaccines are recognized between August and October, coinciding with pre-flu-season vaccination campaigns in the Northern Hemisphere. As a result, our operating results are subject to significant quarterly fluctuations. In addition, any residual winter-season sales activity in the first quarter is typically offset by a slowdown during the Chinese New Year holiday period, when CDC and hospital operations are substantially curtailed.

Suppliers

We obtain raw materials from both local and overseas suppliers. We generally maintain at least two qualified suppliers for each key raw material. The hepatitis B antigens used in the production of Bilive, however, are sourced exclusively from a single supplier, Beijing Biological. For a discussion of risks associated with this single-source dependency, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—If any of our third-party suppliers or manufacturers cannot adequately meet our needs, our business could be harmed." Raw materials are generally in adequate supply, and the prices we pay for them have remained stable. In the event of rising raw material costs, we seek to maintain our gross margins through ongoing improvements to our production processes and manufacturing techniques.

Manufacturing, Quality Management and Safety

Manufacturing Facilities and Capacities

We operate five manufacturing bases located in the Haidian, Changping, and Daxing districts of Beijing, as well as in Dalian (Liaoning province) and Chengdu (Sichuan province). Since December 2019, the NMPA has transitioned from issuing GMP certificates to conducting routine GMP inspections. As of the date of this annual report, all of our operational manufacturing facilities are in compliance with applicable NMPA GMP standards. The following table summarizes our commercial manufacturing capabilities:

Location	Key Products / Facilities	Designed Annual Capacity	Quality & Certification Status
Haidian, Beijing	Hepatitis (Healive/Bilive) Influenza (Anflu/Panflu) PPSV23	20 million doses * 15 million doses	NMPA GMP compliant; WHO Prequalification (PQ) for Healive.
Changping, Beijing	EV71 (Inlive) sIPV	20 million doses 40 million doses	NMPA GMP compliant; WHO PQ for sIPV. Also includes filling/packaging.
Daxing, Beijing	Influenza (Anflu) Adsorbed Tetanus Vaccine Large-scale production sites	* 50 million doses N/A	NMPA GMP compliant. Previously utilized for COVID-19 vaccines.
Dalian, Liaoning	Live-attenuated vaccines (Varicella)	18 million doses	NMPA GMP compliant; WHO PQ (Passed second audit in June 2025).
Chengdu, Sichuan	Rabies vaccines	10 million doses	NDA pending. GMP inspection expected by July 2026.

*In 2023, our influenza vaccine bulk production line at the Daxing site passed GMP inspection and was put into use, which increased our aggregate annual influenza vaccine production capacity (Haidian and Daxing combined) to 80 million doses.

Quality Management System

We have established a comprehensive quality management system covering the entire product lifecycle—from R&D, raw material procurement, and manufacturing to quality control testing, storage, and distribution. This system is designed and maintained in accordance with applicable regulatory requirements, including China's current GMP regulations and WHO prequalification standards. Our quality management system is built upon the following key elements, among others:

•
Quality Risk & Supplier Management: We apply a risk-based approach to identify, assess, and mitigate potential quality risks, including those associated with raw material variability, process deviations, and environmental monitoring. We implement a rigorous supplier qualification and auditing program for all critical raw materials and component suppliers, including ongoing monitoring of performance and compliance.
•
Process Validation & QC Testing: We perform process validation for all commercial manufacturing processes and maintain a change control system to evaluate, approve, and document any changes to facilities, equipment, materials, or procedures that may affect product quality. Our quality control laboratories are fully capable of conducting comprehensive testing of raw materials, in-process samples, and finished products, including potency, purity, sterility, and other attributes required by applicable pharmacopoeia standards.

Pharmacovigilance and Safety

We maintain a comprehensive pharmacovigilance system encompassing a dedicated organizational structure, detailed documentation, and standardized operating procedures ("SOP") to ensure safety monitoring throughout the product lifecycle. In strict compliance with regulatory requirements, we promptly report serious Adverse Events Following Immunization ("AEFI") to the relevant authorities. We systematically collect and analyze safety data from post-marketing surveillance, Phase IV clinical trials, dedicated safety studies, and published medical literature, and submit Periodic Safety Update Reports ("PSUR") on a regular basis. Additionally, we actively cooperate with regulatory authorities in AEFI investigations and provide all requisite supporting data.

Environmental Compliance

We proactively manage our environmental obligations and maintain strict compliance with all applicable environmental laws and regulations in the PRC. All our manufacturing facilities operate under approved environmental impact assessment reports. We obtained approval for our Changping facility construction plan from the Beijing Municipal Environmental Protection Bureau in 2011 and subsequently passed the government's environmental evaluation for the addition of the sIPV facility in 2016. Furthermore, the environmental impact assessment reports for the PPSV23 production facility at the Shangdi site and the CoronaVac production facility were approved in 2014 and 2020, respectively. In accordance with the PRC Environmental Impact Assessment Law, we will file new environmental impact assessment reports for approval should any material changes occur in the scale, nature, location, or production technologies of our manufacturing processes.

Strategic Collaborations

To bolster our R&D and commercialization capabilities, we maintain key strategic collaborations with international institutions and domestic academies. Historical funding and royalty expenditures under these agreements are detailed below:

•
National Institutes of Health ("NIH"): We hold licenses for Rotavirus Strains and Monoclonal Antibodies (2009, amended 2022) and a Biological Materials License (2022). Financial terms include an initial $170,000 royalty, a $7,500 minimum annual royalty, 1.5% to 4.0% sales royalties, and up to $330,000 in clinical/commercial milestones.

Historical Expenditures: We made royalty payments of $15,000, $nil, and $80,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

•
INTRAVACC: A 50-year non-exclusive license agreement (signed 2014) to develop and commercialize sIPV. Terms include up to $2.4 million (€1.5 million) in entrance and milestone fees, plus a single-digit percentage worldwide sales royalty.

Historical Expenditures: We paid royalty fees of $1,033,922 (€899,169), $597,776 (€542,634), and $134,245 (€124,117) for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, the Company had an outstanding liability of a royalty fee in amount of $748,001 (€650,464).

•
Chinese Academy of Sciences ("CAS") - Institute of Biophysics: A five-year agreement (signed 2022, amended 2025) establishing a joint laboratory for neutralizing antibodies and RSV vaccines, with a total contract amount of $8.4 million.

Historical Expenditures: We made collaboration funding payments and project selection costs of $1.7 million, $1.7 million, and $1.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

•
CAS - Institute of Process Engineering: A five-year agreement (signed 2022) focusing on recombinant protein adjuvants and mRNA delivery systems, with a total contract amount of $2.8 million.

Historical Expenditures: We made collaboration funding payments of $0.6 million, $0.6 million, and $0.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

•
ATCC: In July 2025, we entered into a non-exclusive biological material license agreement with the American Type Culture Collection ("ATCC") to use certain ATCC Materials, including ATCC® VR-795™ Human herpesvirus 3, to develop, manufacture and commercialize a human varicella vaccine as the licensed product within the specified field of use under the agreement. The term of the license under the agreement is 30 years, unless earlier terminated in accordance with its terms. We agree to pay ATCC an initiation fee of $1.8 million within 30 days after the effective date, as well as an annual accrued royalty of 0.5% of the net sales of licensed products sold by us.

Historical Expenditures: We paid initiation fee of $1.8 million and accrued annual royalty fee of $0.7 million for the year ended December 31, 2025.

Competition

The global pharmaceutical, biopharmaceutical, and biotechnology industries are intensely competitive and characterized by rapid technological advancement and evolving competitive dynamics. As of the date of this annual report, there are approximately 50 registered vaccine manufacturers in China, of whom we estimate approximately 20 are our direct competitors. Our competitors include large integrated multinational corporations, domestic state-owned enterprises, and emerging private biopharmaceutical companies. Many of these competitors possess substantially greater financial, research and development, manufacturing, and marketing resources, as well as more extensive experience in navigating complex regulatory environments, executing large-scale clinical trials, and commercializing products globally.

Furthermore, as most vaccines in the Chinese Mainland private market are primarily paid for out-of-pocket by consumers, consumers tend to be both health-conscious and price-sensitive. We seek to position our products to address this demand by offering what we believe is a compelling value proposition: higher quality and safety profiles relative to lower-cost domestic alternatives, combined with greater affordability relative to comparable products offered by multinational competitors. Our ability to sustain this positioning also depends on our capacity to adapt promptly to China's continuously evolving regulatory and Pharmacopoeia standards, which may periodically reshape market dynamics and raise or lower entry barriers for both domestic and international participants.

Our direct competitors in the PRC and global markets by product category include:

•
Hepatitis A: AIM Vaccine, IMBCAMS, Pukang Biological, CNBG (Domestic); GSK, Merck (International).
•
Influenza: Hualan Vaccine, CNBG (Domestic); Abbott Laboratories, Sanofi (International).
•
EV71 & sIPV: IMBCAMS, CNBG.
•
Varicella: BCHT Biotechnology, CNBG, Kangtai Biological.
•
PPSV23: CNBG, Walvax Biotechnology, Kangtai Biological.
•
Tetanus: Chengdu Olymvax Biopharmaceuticals.

Global Footprint and Market Opportunities

To address evolving global health dynamics and demographic shifts, we have pivoted to a globally integrated model of "Local R&D + Local Production + Long-term Supply," moving beyond a traditional supplier role to become an infrastructure partner for sovereign health systems.

•
Türkiye (Keyvac JV): Established in 2021 with a $100 million investment, Keyvac operates a facility with an annual capacity of 30 million doses. Following GMP certification in October 2023, it supports local licensing and production, cementing our position within the Turkish National Immunization Program.
•
Latin America (Brazil & Chile): In Brazil, we signed 10-year Productive Development Policy (PDP) agreements with the Ministry of Health and local partners to supply approximately 60 million doses of varicella and rabies vaccines. In Chile, we secured an exclusive tender with Cenabast to provide seasonal influenza vaccines for the 2025 national campaign.

Intellectual Property

We rely on a combination of patents, trademarks, and trade secrets to protect our proprietary technology. As of the date of this annual report, we hold 158 issued patents related to our vaccines and antibodies in China. We maintain 111 trademark registrations across our operational regions, including core brands such as "SINOVAC," "Healive," "Anflu," "Inlive," and "CoronaVac." We have registered our domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center. Additionally, we require all employees and partners to execute strict confidentiality and invention-assignment agreements to protect unpatented know-how and clinical data.

Insurance

We maintain property insurance coverage with an annual aggregate insured amount of approximately RMB6,424 million ($894 million) in 2025 to cover our property and facilities against claims arising from fire, earthquake, flood, and a wide range of other natural disasters. We carry worldwide (excluding the United States, Canada, and Europe) product liability insurance covering our vaccines such as HepA-I, IIV3, IIV4, EV71, VAR, and sIPV vaccines for the year 2025. We also carry product liability insurance covering all of our products distributed in the Chinese mainland. We maintain liability insurance to cover claims that may arise from incidents relating to certain clinical trials of our vaccine products. Our insurance coverage may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain any business interruption insurance. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We could be subject to costly and time-consuming product liability actions and, because our insurance coverage is limited, our exposure to such claims could cause significant financial burden."

Regulatory Framework in the PRC

Our operations are extensively regulated by the NMPA under the Pharmaceutical Administration Law, the Vaccine Administration Law, and other relevant regulations.

Drug Registration and Approval

•
Clinical Trials: Following the completion of pre-clinical studies, an Investigational New Drug ("IND") application must be submitted to the NMPA. If no objection is raised within 60 days, Phase I through Phase III clinical trials may proceed, subject to compliance with Good Clinical Practice guidelines.
•
Marketing Authorization: Upon completing clinical trials, we submit a New Drug Application ("NDA"). The NMPA evaluates the drug's safety, efficacy, and quality through technical dossier reviews and on-site GMP inspections. Approved authorizations are valid for five years.
•
Batch Approval: Vaccines cannot be distributed commercially without batch release approval. The National Institutes for Food and Drug Control ("NIFDC") tests samples and reviews production records for every commercial lot before market distribution.

Vaccine Administration Law

The PRC Vaccine Administration Law enforces stringent lifecycle supervision:

•
Market Classification: Vaccines are classified into immunization program vaccines and non-immunization program vaccines. Immunization program vaccines are government-funded vaccines administered under national or local immunization programs, while non-immunization program vaccines are generally voluntary vaccines paid for by vaccine recipients or their guardians.
•
Compliance & Post-Market Management: Market authorization holders must establish robust quality traceability systems, submit annual reports on vaccine risk-benefit profiles, maintain sales records for at least five years post-expiration, and publicly disclose adverse reaction data and recall information.
•
Compulsory Liability Insurance: Vaccine authorization holders are legally mandated to procure compulsory vaccine liability insurance. Failure to comply can result in fines of up to RMB2 million.
•
Severe Penalties: Producing or selling substandard or counterfeit vaccines may result in severe penalties, including fines of up to 50 times the market value, confiscation of illegal gains and related equipment, and lifetime industry bans for responsible executives.

C. Organizational Structure

See "Item 3. Key Information – Corporate Structure."

D. Property, Plants and Equipment

Our operational footprint encompasses multiple facilities primarily dedicated to manufacturing, research and development, and corporate administration. A summary of our principal properties is set forth below.

Beijing Facilities

•
Haidian District (Shangdi Site): We own and operate facilities in the Peking University Biological Industry Park totaling 122,203 square feet (11,353 square meters). This includes our corporate headquarters (24,434 square feet / 2,270 square meters) and the production plant for Healive and Bilive (97,769 square feet / 9,083 square meters). Additionally, we lease additional space in the same park from SinoBioway for the manufacturing of Anflu and PPSV23.
•
Changping District (Manufacturing Site): We acquired the land use rights for this site, which covers 312,379 square feet (29,021 square meters) and features five buildings with a total construction area of 1,025,627 square feet (95,284 square meters). This site houses our commercial production facilities for EV71, sIPV, our central filling and packaging operations, and the recently completed Vaccine Quality Research Center.
•
Changping District (SINOVAC Life City): We completed the construction of a new industrialization base in 2025 and named it SINOVAC Life City. Comprising seven main buildings with a total area of approximately 1,300,667 square feet (120,836 square meters) and representing a total investment exceeding RMB1 billion, this base serves as an integrated technology, service, and manufacturing platform for advanced biomedical research.
•
Daxing District (Manufacturing Site): We operate extensive facilities primarily dedicated to vaccine production (including influenza, TT, and CoronaVac), with a total construction area of 3,417,140 square feet (317,463 square meters).

Regional Facilities

•
Dalian (Manufacturing): Located at DD Port, our Dalian subsidiary operates nine buildings with a total construction area of 590,852 square feet (54,892 square meters). The facilities focus on the research, development, and manufacturing of live-attenuated vaccines, including varicella and mumps vaccines.
•
Hangzhou (Manufacturing Development): In 2022, we acquired a 269,604-square-foot (25,047-square-meter) plot of land and commenced construction of a facility with a planned construction area of 766,939 square feet (71,251 square meters). The main structure has been completed, with overall project completion targeted for 2026.
•
Chengdu (R&D and Manufacturing): Through our 2024 acquisition of Sinovac Chengdu, we entered into a 10-year lease agreement with Chengdu Bio-city Construction Co., Ltd. for approximately 154,440 square feet (14,348 square meters), utilized for R&D and vaccine production.

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

A. Operating Results

Overview

We are a fully integrated China-based biopharmaceutical company focused on the research, development, manufacturing and commercialization of vaccines for the prevention of human infectious diseases, including certain diseases with significant unmet medical needs. We have developed a comprehensive vaccine portfolio covering hepatitis A, hepatitis B, hand, foot and mouth disease ("HFMD") caused by enterovirus 71 ("EV71"), seasonal and pandemic influenza, COVID-19, pneumococcal disease, poliomyelitis, mumps, varicella, rabies and tetanus.

Product Name [abbr.]	Date of Approval
Hepatitis A Vaccine (Human Diploid Cell), Inactivated [HepA-I]	May 2002
Hepatitis A and B Combined Vaccine [HepA&B]	January 2005
Influenza Vaccine (Split Virion), Inactivated [IIV3]	July 2005
Influenza Vaccine (Split Virion), Inactivated, Quadrivalent [IIV4]	June 2020
Pandemic Influenza Vaccine (Inactivated, adjuvanted) [PIV-I-Adj](1)	April 2008
Pandemic Influenza Vaccine (Split virion, adjuvanted) [PIV-SV-Adj](1)	November 2011
H1N1 Influenza A Vaccine (Split Virion), Inactivated [pH1N1](1)	September 2009
Enterovirus Type 71 Vaccine (Vero Cell), Inactivated [EV71]	December 2015
23-Valent Pneumococcal Polysaccharide Vaccine [PPSV23]	December 2020
Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains [sIPV]	July 2021
Mumps Vaccine, Live [MuV]	September 2012
Varicella Vaccine, Live [VAR]	December 2019
COVID-19 Vaccine (Vero Cell), Inactivated [COV-I]	February 2021
Tetanus Vaccine, Adsorbed [TT]	August 2025

(1)
PIV-I-Adj, PIV-SV-Adj and pH1N1 did not undergo Phase III clinical trials because none were required by the relevant authorities in order to receive regulatory approval and they are sold exclusively to the PRC government. Revenue from these products is recognized upon completion of government audits confirming our fulfillment of stockpiling orders.

Our Proprietary Rights

We hold the proprietary rights to our key commercialized vaccines. The underlying technologies and formulations were either developed internally or acquired through strategic transactions and technology transfers during our early stages of operation (2001–2005). The acquisition costs for these legacy proprietary rights were fully expensed as purchased in-process research and development costs at the time of acquisition.

We hold two licenses from the National Institutes of Health ("NIH"): a Patent License Agreement for Rotavirus Strains and Monoclonal Antibodies (2009, as amended in 2022) and a Biological Materials License Agreement (2022). Under the Patent License Agreement, NIH has granted us a non-exclusive license to import and use certain biological materials to develop an oral rotavirus vaccine and produce the vaccine for commercial sales. Financial terms include an initial royalty of $170,000, a minimum annual royalty of $7,500, sales royalties ranging from 1.5% to 4.0% depending on the sales territory and customer type, and up to $330,000 in clinical and commercial milestone payments. We made royalty payments of $15,000, $nil and $80,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

We also operate under a 50-year non-exclusive license agreement with INTRAVACC (signed in 2014) to develop and commercialize our Sabin Inactivated Polio Vaccine (sIPV) in China and other countries. The financial terms include up to $2.4 million (€1.5 million) in entrance and milestone fees, plus a single-digit percentage worldwide sales royalty. We paid royalty fee of $1,033,922 (€899,169), $597,776 (€542,634) and $134,245 (€124,117) for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the Company had an outstanding liability of royalty fee in amount of $748,001 (€650,464).

In July 2025, we entered into a non-exclusive biological material license agreement with the American Type Culture Collection ("ATCC") to use certain ATCC Materials, including ATCC® VR-795™ (Human herpesvirus 3), to develop, manufacture, and commercialize a human varicella vaccine. The term of the license is 30 years, unless earlier terminated in accordance with its terms. We agreed to pay ATCC an initiation fee of

$1.8 million payable within 30 days after the effective date, as well as an annual royalty of 0.5% of the net sales of licensed products sold by us. We paid the initiation fee of $1.8 million and accrued royalties of $0.7 million for the year ended December 31, 2025.

As of the date of this annual report, we hold 158 issued patents related to our vaccines and antibodies in China. We maintain 111 trademark registrations across our operational regions, including core brands "SINOVAC", "Healive", "Anflu", "Inlive" and "CoronaVac." We have registered our domain names, including www.sinovac.com.cn and www.sinovac.com, with the China Internet Network Information Center. Additionally, we require all employees and partners to execute strict confidentiality and invention-assignment agreements to protect our unpatented know-how and clinical data.

Research and Development Programs

Our research and development strategy is directed by management, subject to rigorous feasibility reviews, annual budgeting, and approval by our board of directors. We dynamically allocate personnel and leverage our diverse technology platforms, including inactivation, attenuated, recombinant, viral vector, and mRNA technologies, across multiple product development programs based on clinical progress and commercial potential.

The following table summarizes the clinical status of our key pipeline candidates that may have a material impact on our results of operations. Detailed descriptions of target indications and clinical trial designs are provided in "Item 4. Information on the Company — Research and Development."

Candidate	Current Status / Recent Milestones
Rabies Vaccine (Serum-Free Vero Cell)	NDA phase (approval estimated July 2026). International Phase II trial in Pakistan ongoing.
Pneumococcal Conjugate Vaccine (PCV13/PCV24)	PCV13: Phase III trial ongoing. PCV24: Phase I/II trial ongoing.
Meningococcal Conjugate Vaccine (ACYW135/ACYW135X)	ACYW135: Phase III trial ongoing. ACYW135X: Phase I trial ongoing.
Reassortant Rotavirus Vaccine	Phase II trial ongoing; Phase III trial in preparation.
Enterovirus Vaccine (Bivalent/Quadrivalent)	Bivalent: Phase III trial ongoing. Quadrivalent: Phase III trial in preparation.
Anti-Tetanus Monoclonal Antibody	Phase III trial in preparation.
Herpes Zoster Vaccines (mRNA and Recombinant)	mRNA: Phase I trial ongoing. Recombinant (CHO cell): Phase I trial in preparation.
RSV mRNA Vaccine	Phase I trial ongoing.
Influenza Virus Split Vaccine (MDCK Cells)	IND application submitted in early 2026.
Pentavalent DTaP-IPV/Hib	Preclinical development.
Fully Human Monoclonal Antibody Against Respiratory Syncytial Virus	Preclinical development.

Government Grants

Deferred government grants represent funding received from the government for research and development, or investment in building or improving production facilities. Government grants for specific R&D projects are recorded as deferred government grants upon receipt and are recognized in income when the attached conditions are met. Government grants related to property, plant and equipment are deferred and recognized as a reduction of the related depreciation and amortization expense over the same periods in which the underlying assets are depreciated. We received and deferred government grants in the amounts of $3.2 million (RMB20.4 million), $0.6 million (RMB5.6 million) and $7.6 million (RMB57.7 million) in 2025, 2024 and 2023, respectively. We recognized $4.0 million (RMB29.0 million) in the consolidated statements of operations and comprehensive income (loss) in 2025 (2024 - $8.6 million (RMB61.7 million), 2023 - $22.8 million (RMB161.7 million)), including amounts recognized from deferred government grants upon fulfillment of attached conditions and amounts received without conditions that were recognized directly in the consolidated statements of operations and comprehensive income (loss).

Deferred government grants included the following:

Government grants for property, plant and equipment

We have five deferred government grants related to property, plant and equipment. We have fulfilled the conditions attached to four of these grants as of the end of 2025. Of the remaining deferred amounts, $0.8 million (RMB5.9 million) will be amortized over the next 12 months and is included in the current portion of deferred government grants and $5.1 million (RMB35.6 million) will be amortized beyond the next 12 months and is included in the non-current portion of deferred government grants.

Government grants for research and development

We have twelve deferred government grants related to various research and development projects. We expect to fulfill the conditions attached to eight of these grants within the next 12 months and have recorded $2.2 million (RMB15.3 million) as the current portion of deferred government grants. The conditions attached to the remaining four grants are expected to be fulfilled beyond the next 12 months, and the aggregate amount of $0.8 million (RMB5.6 million) has been recorded in the non-current portion of deferred government grants as of December 31, 2025.

RESULTS OF OPERATIONS

	Year ended December 31,
Consolidated statements of operations and comprehensive income (loss) data	2025	2024	2023
	(in thousands)
Sales	$386,013	$361,374	$470,170
Cost of sales	124,032	140,688	146,853
Gross profit	261,981	220,686	323,317
Operating expenses:
Selling, general and administrative expenses	332,979	420,922	598,250
Provision for credit losses	4,144	12,306	2,638
Research and development expenses	216,180	270,661	350,187
Loss on disposal and impairment of property, plant and equipment	137,235	30,279	108,722
Loss on impairment of intangible assets	49,922	—	—
Loss on impairment of goodwill	15,686	—	—
Government grants recognized in income	(4,035)	(7,947)	(22,497)
Total operating expenses	752,111	726,221	1,037,300
Operating loss	(490,130)	(505,535)	(713,983)
Interest and financing expenses	(9,819)	(5,637)	(4,941)
Interest income	33,281	29,073	87,122
Share of losses from equity method investments	(4,036)	(2,700)	(11,461)
Other income, net	208,602	527,636	558,776
(Loss) income before income taxes	(262,102)	42,837	(84,487)
Income tax benefit (expense)	63,266	(2,181)	(36,371)
Net (loss) income	(198,836)	40,656	(120,858)
Less: net loss attributable to non-controlling interests	(139,156)	(50,249)	(107,367)
Net (loss) income attributable to common shareholders of Sinovac	(59,680)	90,905	(13,491)
Comprehensive income (loss)	81,865	(193,820)	(389,789)
Less: comprehensive loss attributable to non-controlling interests	(53,009)	(140,337)	(214,146)
Comprehensive income (loss) attributable to shareholders of Sinovac	$134,874	$(53,483)	$(175,643)

Sales

Sales mainly represent: (1) the invoiced value of goods, net of value added taxes, and provisions for sales returns. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxes and incentives." We recognize revenues when control of promised goods is transferred to our customers for the amount of consideration to which we expect to be entitled in exchange for such goods, and we can reasonably estimate the return provision for the goods; and (2) the value of goods produced for government stockpiling program. We recognize revenues from the sales of products to the government stockpiling program when cash has been received and the applicable stockpiling period has expired and the products have passed government inspection or are delivered per government instructions.

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

We market and sell our vaccine products primarily through provincial and municipal CDCs. We enter into sales agreements with CDCs each time a CDC places a purchase order. Pursuant to these sales agreements, CDCs typically agree not to re-sell our products to regions outside the territory that the pertinent CDC administers. For vaccines included in the government-sponsored expanded immunization program, we actively participate in the tenders and bidding processes organized by various provincial level CDCs. We enter into sales agreements with CDCs when we win a bid.

In the Chinese Mainland public market, the government purchases vaccines typically by issuing government tenders. During the evaluation process, price is a key factor that impacts the result of the tender. Therefore, we need to price our products competitively to win tenders. We believe that our emphasis on product quality is an advantage which increases our competitiveness.

In the Chinese Mainland private market and export market, we set our prices based on our production costs, the prices of competitive products and the acceptance levels of procurement agencies and patients. We also adjust our product prices according to changes in the external environment to balance sales volume and gross profit, and ultimately to maximize sales profit margins.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2025	2024	2023
	(in thousands)
Chinese Mainland Public Market	$24,998	$50,362	$46,481
Chinese Mainland Private Market	236,186	246,641	356,476
Export	124,829	64,371	67,213
Total sales	$386,013	$361,374	$470,170

Cost of sales

Our cost of sales primarily consists of finished goods sold, which includes direct materials, direct labor, and manufacturing overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of work-in-process and finished goods, and recognized in cost of sales when the related finished goods are sold. Costs incurred when production lines are not fully utilized are recorded as underutilized manufacturing cost. We recorded $11.6 million of underutilized manufacturing costs in 2025, primarily due to lower production volume of PPSV23 and sIPV. We recorded $17.2 million of underutilized manufacturing costs in 2024 primarily due to lower production volume of influenza vaccine and varicella vaccine. We recorded $17.3 million of underutilized manufacturing costs in 2023, primarily due to lower production volume of Anflu, sIPV and CoronaVac.

Our production capacities have not been fully utilized. If we successfully commercialize new products and increase sales of existing products, we expect capacity utilization to improve and unit production costs to decrease.

Selling, general and administrative expenses

Selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, as well as costs associated with marketing activities and shipping.

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance and accounting and human resources. Other significant costs include facilities expenses, as well as professional fees for accounting and legal services.

Research and development expenses

Our research and development expenses consist primarily of:

•
salaries and related expenses for personnel;
•
fees paid to consultants and contract research organizations for independent monitoring of our clinical trials and for acquiring and evaluating clinical trial data;
•
fees paid to third-party service providers in connection with other aspects of our product development efforts;
•
costs of materials used in research and development;
•
depreciation of facilities and equipment used to develop our products; and
•
technology license fees and milestone payments paid to third parties before a product receives regulatory approval.

We expense both internal and external research and development costs as incurred, other than (i) capital expenditures that have alternative future uses, such as the build-out of our manufacturing facility, and (ii) license fees and milestone payments made to third parties after regulatory approval is received. We expect our research and development expenses to increase as we advance our current portfolio of product candidates through clinical trials and advance additional product candidates into preclinical and clinical development.

The table below sets forth a breakdown of research and development expenses by product candidate:

	Year ended December 31
Research and Development Expenses	2025	2024	2023
	(in millions)
Pneumococcal Conjugate Vaccine	$38.9	$43.2	$44.1
Bivalent Enterovirus Vaccine	20.0	13.7	6.7
Pentavalent DTaP-IPV/Hib Combination Vaccine	17.3	33.8	93.2
Rabies vaccine for human use	15.5	45.6	28.4
Group ACYW135 Meningococcal Conjugate Vaccine	13.5	21.6	29.2
Adsorbed Tetanus Vaccine	11.8	7.7	1.4
Lyophilized Herpes Zoster Virus mRNA Vaccine	9.2	8.1	5.1
Recombinant Norovirus Vaccine	8.7	13.8	2.4
Reassortant Rotavirus Vaccine	8.3	27.8	11.8
Lyophilized Respiratory Syncytial Virus mRNA Vaccine	7.8	17.5	8.9
Others(1)	65.2	37.9	119.0
Total Research and Development Expenses	$216.2	$270.7	$350.2

(1) Includes research and development expenses on other product candidates at preliminary stage.

Taxes and incentives

Our Chinese Mainland Subsidiaries are subject to income tax in China on their taxable income at the rate prescribed by the relevant PRC income tax laws and regulations. In general, the PRC tax authorities have up to five years from the date of filing to conduct examinations of the tax returns of our Chinese Mainland Subsidiaries. Accordingly, income tax returns filed by our Chinese Mainland Subsidiaries for tax years beginning in 2021 remain open to examination by the tax authorities.

Effective from January 1, 2008, the PRC statutory EIT rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a HNTE. Sinovac Beijing and Sinovac Dalian each reconfirmed their HNTE status in 2020 and again in 2023, in each case for a period of three years. As a result, subject to continued satisfaction of the applicable criteria, Sinovac Beijing and Sinovac Dalian are entitled to a reduced EIT rate of 15% from 2020 through 2025. It is expected that Sinovac Beijing and Sinovac Dalian will be qualified as a HNTE in 2026, and we will continue to assess the status. Sinovac LS confirmed its HNTE status in 2020 for a period of three years, and subsequently reconfirmed that status in 2023 for a period of three years. Notwithstanding such reconfirmation, the applicable criteria required for HNTE status must be maintained on a three-year rolling basis, and failure to meet these criteria could result in the loss of HNTE status and the application of the 25% statutory rate. Sinovac LS will apply for HNTE in 2026 for another period of three years. Sinovac Chengdu is expected to be eligible for the 15% preferential EIT rate under the Western Development incentive policy going forward. Our other Chinese Mainland Subsidiaries are subject to EIT at the statutory rate of 25%.

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

As of December 31, 2025, tax losses of our Chinese Mainland Subsidiaries amounted to $1,500.8 million (RMB10,489.4 million) will expire, if not utilized, from 2026 to 2030. Tax losses of our subsidiaries outside Chinese Mainland are immaterial as of December 31, 2025.

We continue to monitor and evaluate legislative developments related to the Global Anti-Base Erosion ("GloBE") rules under the OECD Pillar Two framework. The Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis, which took effect in many jurisdictions in which we operate on or after January 1, 2025. To date, such legislation has not materially impacted our consolidated financial statements.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Sales. Total sales increased to $386.0 million in 2025 from $361.4 million in 2024. The increase was primarily driven by higher sales of varicella vaccines and influenza vaccines resulting from increased procurement by international customers, partially offset by a decline in sIPV vaccine sales due to lower domestic birth rates.

Cost of Sales. Total cost of sales decreased to $124.0 million in 2025 from $140.7 million in 2024. The decrease was mainly due to lower expenses recognized in connection with the long-term employee incentive plan adopted in 2022 (the "Employee Incentive Plan"), and our ongoing efforts in cost reduction and efficiency improvement.

Gross Profit. Gross profit increased to $262.0 million in 2025 from $220.7 million in 2024. Gross margin increased from 61.1% in 2024 to 67.9% in 2025, primarily driven by a favorable shift in product and channel mix toward higher-margin international sales, as well as improved cost efficiencies in production.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2025 decreased to $333.0 million from $420.9 million in 2024. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan.

Research and Development Expenses. Research and development expenses, which primarily represent expenditures on the advancement of pipeline vaccine candidates, decreased to $216.2 million in 2025 from $270.7 million in 2024. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan.

Loss on disposal and impairment of property, plant and equipment. Loss on disposal and impairment of property, plant and equipment increased to $137.2 million in 2025 from $30.3 million in 2024, primarily driven by impairment triggers for our machinery, equipment, construction in progress and leasehold improvements and a drop in the lease market price of certain plants.

Loss on Impairment of intangible assets and Goodwill. We recorded an impairment loss of intangible assets and goodwill of $65.6 million in 2025, which was mainly due to impairment triggering events identified in connection with our acquisition of Sinovac Chengdu. No goodwill impairment was recorded in 2024.

Interest and Financing Expenses. Interest and financing expenses increased to $9.8 million in 2025 from $5.6 million in 2024, primarily due to higher outstanding bank loan balances as of December 31, 2025.

Other Income, net. We recorded net other income of $208.6 million and $527.6 million in 2025 and 2024, respectively. Net other income primarily consisted of (i) investment income of $307.4 million and $482.1 million in 2025 and 2024, respectively, earned from investment products issued by financial institutions; and (ii) a net foreign exchange loss of $109.8 million in 2025 and a net foreign exchange gain of $61.4 million in 2024, resulting from fluctuations in foreign exchange rates.

Income Tax Benefit (Expenses). We recorded an income tax benefit of $63.3 million in 2025, and income tax expense of $2.2 million in 2024. The variance was mainly due to the reversal of deferred tax liabilities, which resulted from realized income of short-term investment and the reversal of deferred tax liabilities arising from impairment of property, plant and equipment and in-process research and development assets ("IPR&D") acquired in previous acquisitions.

Net Income (Loss). Net loss was $198.8 million in 2025, compared to net income of $40.7 million in 2024. Net loss attributable to common shareholders of Sinovac Antigua was $59.7 million in 2025, compared to net income attributable to common shareholders of Sinovac Antigua of $90.9 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Sales. Total sales decreased to $361.4 million in 2024 from $470.2 million in 2023. The decrease was mainly due to a decrease in sales volume of quadrivalent influenza vaccines driven by intensified competition and reduced production volume of mumps vaccines.

Cost of Sales. Total cost of sales decreased to $140.7 million in 2024 from $146.9 million in 2023, primarily due to reduced sales activities in 2024.

Gross Profit. Gross profit in 2024 decreased to $220.7 million from $323.3 million in 2023. Gross margin decreased from 68.8% in 2023 to 61.1% in 2024, primarily due to lower average selling prices, partially offset by our ongoing efforts in cost reduction and efficiency improvement.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2024 decreased to $420.9 million from $598.3 million in 2023. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan, as well as lower marketing, promotional and logistics costs due to reduced sales activities.

Research and Development Expenses. Research and development expenses, which primarily represent expenditures on the advancement of pipeline vaccine candidates, decreased to $270.7 million in 2024 from $350.2 million in 2023.

Interest and Financing Expenses. Interest and financing expenses increased to $5.6 million in 2024 from $4.9 million in 2023, primarily due to higher outstanding bank loan balances as of December 31, 2024.

Other Income, net. We recorded net other income of $527.6 million and $558.8 million in 2024 and 2023, respectively, primarily consisting of investment income from investment products issued by financial institutions, which amounted to $482.1 million and $449.3 million in 2024 and 2023, respectively.

Income Tax Benefit (Expense). Income tax expense decreased to $2.2 million in 2024 from $36.4 million in 2023. The decrease was primarily due to reversal of deferred tax liabilities in 2024.

Net Income (Loss). Net income was $40.7 million in 2024, compared to a net loss of $120.9 million in 2023. Net income attributable to common shareholders of Sinovac Antigua was $90.9 million in 2024, compared to net loss attributable to common shareholders of Sinovac Antigua of $13.5 million in 2023.

B. Liquidity and capital resources

To date, we have financed our operating and investing activities through cash flows from operations and proceeds from financing activities, including bank borrowings. As of December 31, 2025, 2024 and 2023, our cash and cash equivalents totaled $488.2 million, $335.3 million and $1,124.0 million, respectively.

Based on our current business plan, we believe that our existing capital resources are sufficient to meet our cash requirements for planned operations and other commitments for at least the next 12 months. However, we may seek to enhance our liquidity position or increase our cash reserves through additional financing to support future operations and investments. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may need additional capital to upgrade or expand our production capabilities, to continue development of our product pipeline and to market existing and future products on a large scale. We cannot guarantee that we will find adequate sources of capital in the future."

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Net cash (used in) provided by operating activities	$(512,184)	$(56,891)	$138,645
Net cash provided by (used in) investing activities	4,388,170	456,359	(2,699,051)
Net cash used in financing activities	(3,434,706)	(823,950)	(88,554)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	112,932	(102,423)	(108,846)
Increase (decrease) in cash and cash equivalents and restricted cash	554,212	(526,905)	(2,757,806)
Cash and cash equivalents and restricted cash, beginning of year	602,217	1,129,122	3,886,928
Cash and cash equivalents and restricted cash, end of year	$1,156,429	$602,217	$1,129,122

Operating Activities

Net cash used in operating activities was $512.2 million in 2025, compared to $56.9 million in 2024. The increase in cash outflows were primarily attributable to tax payments made during the year and decline in cash collections from sales.

Net cash used in operating activities was $56.9 million in 2024, compared to net cash provided by operating activities of $138.6 million in 2023. The shift from cash inflows to cash outflows was primarily attributable to payments made under the Employee Incentive Plan.

Investing Activities

Net cash provided by investing activities was $4,388.2 million in 2025. We generated proceeds primarily from the maturity and sales of debt and equity securities, which exceeded the amount of new securities purchased during the year. These net inflows were partially offset by capital expenditures for property, plant and equipment.

Net cash provided by investing activities was $456.4 million in 2024. We generated proceeds primarily from the maturity and sales of debt and equity securities, which exceeded the amount of new securities purchased during the year. These net inflows were partially offset by capital expenditures for property, plant and equipment, as well as the acquisition of Sinovac Chengdu.

Financing Activities

Net cash used in financing activities was $3,434.7 million in 2025, primarily driven by dividend distributions of $3,534.0 million to shareholders, partially offset by net proceeds from bank borrowings.

Net cash used in financing activities was $824.0 million in 2024, primarily driven by dividend distributions of $947.0 million from subsidiaries to non-controlling shareholders, partially offset by net proceeds from bank borrowings.

Accounts Receivable

Our total accounts receivable were $286.3 million as of December 31, 2025, a decrease from $300.9 million as of December 31, 2024, primarily due to increased collections on outstanding balances from prior years, partially offset by higher allowances for credit losses recognized in 2025. Our average accounts receivable turnover period in 2025 was 318 days, compared to 378 days in 2024.

Our maximum exposure to credit risk at the balance sheet dates relating to accounts receivable is summarized as follows:

	December 31,
	2025	2024
	(in thousands)
Aging within one year, net of allowance for credit losses	$218,475	$214,548
Aging greater than one year, net of allowance for credit losses	67,869	86,339
Accounts receivable, net	$286,344	$300,887

Borrowings

As of December 31, 2025, we had $229.4 million in short-term bank loans and the current portion of long-term bank loans, offset by $488.2 million in cash and cash equivalents, resulting in a liquid assets balance of $258.8 million, compared with $123.4 million as of December 31, 2024. The following tables summarize our short-term and long-term bank borrowings as of December 31, 2025:

Type	Amount	Annual Interest Rate	Maturity Date	Purpose
Bank loan from China Merchants Bank (a)	$175.5 million	2.11% to 2.85%	September 22, 2027	Daily operations
Bank loan from Bank of Beijing (b)	$35.5 million	2.11% to 2.90%	June 27, 2026	Daily operations
Bank loan from China Construction Bank (c)	$232.8 million	2.11% to 2.77%	November 28, 2043	Purchase of property, plant and equipment, daily operations and acquisition
Bank loan from Bank of China (d)	$43.3 million	2.15% to 2.50%	September 25, 2026	Daily operations
Bank loan from Bank of Chengdu (e)	$4.3 million	2.45% to 2.55%	June 22, 2026	Daily operations
Bank loan from Chengdu Rural Commercial Bank (f)	$0.7 million	2.50%	May 26, 2026	Daily operations
Bank loan from China Minsheng Banking (g)	$1.4 million	3.00%	May 26, 2026	Daily operations
China CITIC Bank (h)	$1.4 million	2.45%	July 26, 2028	Daily operations

(a) On January 22, 2024, Sinovac LS entered into a maximum credit facility of $214.6 million (RMB1,500 million) with China Merchants Bank to support its daily operations. The loans bear an annual interest rate at 60 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.40% to 2.85%. Principal installment repayments began in 2024 and shall be fully repaid by April 16, 2027. As of December 31, 2025, $99.2 million (RMB694 million) is recorded in bank loans due within one year and $53.6 million (RMB375 million) is recorded in long-term bank loans.

On March 7, 2025, Sinovac Beijing entered into a maximum credit facility of $28.6 million (RMB200 million) with China Merchants Bank to support its daily operations. The loans bear annual interest rate at 76 to 89 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.11% to 2.24%. Principal installment repayments began in 2025 and shall be fully repaid by September 22, 2027. As of December 31, 2025, $11.5 million (RMB80 million) is recorded in bank loans due within one year and $7.2 million (RMB50 million) is recorded in long-term bank loans.

On August 13, 2025, Sinovac Chengdu entered into a maximum credit facility of $7.2 million (RMB50 million) with China Merchants Bank to support its daily operations. The loans bear annual interest rate at 55 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.45%. Principal installment repayments began in 2026 and shall be fully repaid by December 30, 2026. As of December 31, 2025, $4.0 million (RMB28 million) is recorded in bank loans due within one year.

(b) On April 14, 2023, Sinovac LS entered into a maximum credit facility of $71.5 million (RMB500 million) with Bank of Beijing to support its daily operations. The loans bear annual interest rate at 75 to 80 basis points below the prime rate of a one-year term loan published by the People's Bank of China, ranging from 2.70% to 2.90%. Principal installment repayments begin in 2025 and shall be fully repaid by April 28, 2026. As of December 31, 2025, $28.6 million (RMB200 million) is recorded in bank loans due within one year.

On June 27, 2025, Sinovac Beijing entered into a maximum credit facility of $71.5 million (RMB500 million) with Bank of Beijing to support its daily operations. The loans bear annual interest rate at 89 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.11%. Principal installment repayments begin in 2026 and shall be fully repaid by June 27, 2026. As of December 31, 2025, $6.9 million (RMB48 million) is recorded in bank loans due within one year.

(c) On May 31, 2023, Sinovac Biotech (Yidao) Co., Ltd. entered into a maximum credit facility of $186.0 million (RMB1,300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from June 15, 2023 to June 14, 2041. The loan bears annual interest rate at 118 basis points below the prime rate of a five-year term loan published by the People's Bank of China, at 2.32% to 2.77%. Principal installment repayments begin in 2026 and shall be fully repaid by June 14, 2041. As of December 31, 2025, $0.1 million (RMB0.5 million) is recorded in bank loans due within one year and $101.1 million (RMB707 million) is recorded in long-term bank loans. Certain prepaid land use rights, properties of Sinovac Biotech (Yidao) Co., Ltd. have been pledged as collateral, with a contractually agreed collateral value of $132.2 million (RMB924 million).

On November 29, 2023, Yihoo Biotech Co., Ltd. entered into a maximum credit facility of $42.9 million (RMB300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from January 17, 2024 to November 28, 2043. The loan bears annual interest rate at 105 basis points below the prime rate of a five-year term loan published by the People's Bank of China, at 2.45%. Principal installment repayments begin in 2025 and shall be fully repaid by November 28, 2043. As of December 31, 2025, $0.6 million (RMB4 million) is recorded in bank loans due within one year and $25.4 million (RMB178 million) is recorded in long-term bank loans. Certain prepaid land use rights of Yihoo Biotech Co., Ltd. have been pledged as collateral, with a contractually agreed collateral value of $4.6 million (RMB32 million).

On September 29, 2024, Sinovac Beijing entered into a maximum credit facility of $64.4 million (RMB450 million) with China Construction Bank to support its daily operations. The loans bear annual interest rate at 75 to 89 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.11% to 2.35%. Principal installment repayments begin in 2026 and shall be fully repaid by August 20, 2026. As of December 31, 2025, $28.6 million (RMB200 million) is recorded in bank loans due within one year.

On January 9, 2025, Sinovac LS entered into a maximum credit facility of $77.0 million (RMB538 million) with China Construction Bank to support its acquisition. The loan bears annual interest rate from 94 basis points below the prime rate of a five-year term loan published by the People's Bank of China, at 2.66%. Principal installment repayments begin in 2025 and shall be fully repaid by January 8, 2032. As of December 31, 2025, $0.1 million (RMB0.5 million) is recorded in bank loans due within one year and $76.9 million (RMB537 million) is recorded in long-term bank loans.

(d) On September 23, 2024, Sinovac Beijing entered into a maximum credit facility of $64.4 million (RMB450 million) with Bank of China to support its daily operations. The loans bear annual interest rate at 75 to 85 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.15% to 2.35%. Principal installment repayments begin in 2025 and shall be fully repaid by April 16, 2026. As of December 31, 2025, $41.9 million (RMB293 million) is recorded in bank loans due within one year.

On March 12, 2025, Sinovac Chengdu entered into a maximum credit facility of $1.4 million (RMB10 million) with Bank of China to support its daily operations. The loans bear annual interest rate at 60 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.50%. Principal installment repayments began in 2025 and shall be fully repaid by September 25, 2026. As of December 31, 2025, $1.4 million (RMB10 million) is recorded in bank loans due within one year.

(e) On March 13, 2025, Sinovac Chengdu entered into a maximum credit facility of $4.3 million (RMB30 million) with Bank of Chengdu to support its daily operations. The loans bear annual interest rate at 55 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.45% to 2.55%. Principal installment repayments begin in 2026 and shall be fully repaid by June 22, 2026. As of December 31, 2025, $4.3 million (RMB30 million) is recorded in bank loans due within one year.

(f) On March 27, 2025, Sinovac Chengdu entered into a maximum credit facility of $0.7 million (RMB5 million) with Chengdu Rural Commercial Bank to support its daily operations. The loans bear annual interest rate at 60 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.50%. Principal installment repayments begin in 2026 and shall be fully repaid by May 26, 2026. As of December 31, 2025, $0.7 million (RMB5 million) is recorded in bank loans due within one year.

(g) On March 12, 2025, Sinovac Chengdu entered into a maximum credit facility of $7.2 million (RMB50 million) with China Minsheng Banking to support its daily operations. The loans bear annual interest rate at 10 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 3.00%. Principal installment repayments begin in 2026 and shall be fully repaid by May 26, 2026. As of December 31, 2025, $1.4 million (RMB10 million) is recorded in bank loans due within one year.

(h) On January 26, 2025, Sinovac Chengdu entered into a maximum credit facility of $28.6 million (RMB200 million) with China CITIC Bank to support its daily operations. The loans bear annual interest rate at 55 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.45%. Principal installment repayments begin in 2026 and shall be fully repaid by July 26, 2028. As of December 31, 2025, $0.1 million (RMB1 million) is recorded in bank loans due within one year and $1.3 million (RMB 9 million) is recorded in long-term bank loans.

Treasury Policy

We have established a treasury policy to optimize the utilization of our financial resources and to manage the cash generated from our operations. Under this policy, when our internal cash flow and liquidity forecasts indicate that we will maintain sufficient capital resources to fund our operating activities and capital expenditure requirements, we may deploy a portion of our excess cash into liquid investments with the objective of achieving a better returns than those available through conventional bank deposits. Our cash and cash equivalents consist of cash on hand, interest-bearing demand deposits, time deposits, and other highly liquid instruments with original maturities of three months or less at the time of purchase. Short-term and long-term investments primarily consist of deposits with commercial banks and wealth management products issued by commercial banks and other financial institutions.

Restrictions on Cash Dividends

Sinovac Antigua is a holding company, and relies in part on dividends paid by its subsidiaries for its cash needs, including its operating expenses and additional investment opportunities. The payment of dividends from our Chinese Mainland Subsidiaries is subject to certain limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Each of our Chinese Mainland Subsidiaries is also required to set aside at least a portion of its after-tax profit based on PRC accounting standards each year to fund the statutory surplus reserves.

The reserves can be used to recoup previous years' losses, if any, and, subject to the approval of the relevant PRC government authority, may be converted into share capital in proportion to existing shareholdings, or by increasing the par value of the shares currently held by the shareholders. Such reserves, however, are not distributable as cash dividends. In addition, at the discretion of their board of directors, our Chinese Mainland Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to the employee welfare and bonus funds, which may be utilized for collective staff benefits. In addition, if our Chinese Mainland Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of one or more of our Chinese Mainland Subsidiaries, as the case may be, to pay dividends or make other distributions to us.

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

Under PRC laws, Sinovac Antigua may fund our Chinese Mainland Subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2024 and 2023, no assets other than cash were transferred through our organization. Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2024. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2024 and 2023. In April 2025, the board of directors of Sinovac Antigua decided to declare the 2025 Dividend to valid holders of Sinovac Antigua's common shares as of the close of business on May 23, 2025. The 2025 Dividend is funded from available cash resources of Sinovac Antigua and its subsidiaries, including prior distributions from Sinovac LS and other operating subsidiaries of Sinovac Antigua to Sinovac Hong Kong. The 2025 Dividend is intended to provide Sinovac Antigua's shareholders with their appropriate share of these prior distributions from Sinovac Antigua's subsidiaries. An amount equal to the aggregate amount of cash that would be payable under the 2025 Dividend in respect of the 2018 PIPE Shares has been set aside and is retained in an escrow account of Sinovac Antigua pending the final resolution and arbitration proceedings with respect to the PIPE Shares in Antigua and Hong Kong.

In 2024, $1,155.2 million (RMB8,432.3 million) in dividends was declared by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders, of which $947.0 million (RMB6,814.4 million) in dividends was paid in 2024, and $213.0 million (RMB1,617.9 million) was retained as deferred dividend payments by Sinovac LS to its minority shareholders that was paid in 2025. $1,726.6 million (RMB12.6 billion) in dividends was declared, of which $655.5 million (RMB4,716.7 million) in dividends was paid by such subsidiaries to Sinovac Hong Kong and Sinovac Beijing Holding in 2024, and $1,080.4 million (RMB7,886.0 million) was retained as deferred dividend payments by Sinovac LS to Sinovac Beijing Holding that was paid in 2025.

In 2025, $20.9 million (RMB145.8 million) in dividends was declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders. $55.7 million (RMB389.3 million) in dividends was declared and paid by such subsidiaries to Sinovac Beijing Holding in 2025. Additionally, $3,958.2 million in dividends was declared and paid by Sinovac Hong Kong to Sinovac Antigua in June 2025, and $3,300.3 million in dividends was paid by Sinovac Antigua to its shareholders in 2025, and $657.9 million was retained as deferred dividend payments to Sinovac Antigua's shareholders.

In 2026, $88.0 million (RMB600.0 million) in dividends was declared and paid by Sinovac Beijing and Sinovac Dalian, of which $24.4 million (RMB166.5 million) was declared and paid to their respective minority shareholders, and $63.6 million (RMB433.5 million) in dividends was declared and paid by such subsidiaries to Sinovac Beijing Holding.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025, and any subsequent interim period, primarily include our short-term and long-term bank borrowings, capital expenditures and cash requirements for potential investments.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balances and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

We made capital expenditures of $49.4 million, $97.6 million and $156.2 million in 2025, 2024 and 2023, respectively. As of December 31, 2025, our outstanding commitments related to capital expenditures, of approximately $5.7 million, were primarily for the construction of vaccine production facilities for pipeline products. We will finance such commitments through cash generated from operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments or obligations to guarantee the payment obligations of any unconsolidated third parties, except for (i) a guarantee for a loan of approximately $194.4 million (RMB1.4 billion) borrowed by SKY Biologics and (ii) a loan of $11.0 million to SKY Biologics which was approved on April 24, 2026 and remained unsigned as of the date of this annual report. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions" of this annual report. In addition, we have not entered into any derivative contracts that are indexed to Sinovac Antigua's shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, Etc.

See discussions under "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Programs."

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events as of December 31, 2025 and through the date of this annual report, that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue from Contracts with Customers

Revenue is recognized at a point in time when the performance obligation is satisfied, whereby control of promised goods is transferred to our customers in an amount of consideration to which we expect to be entitled in exchange for those goods, and when we can reasonably estimate the provisions for product returns.

Product return provisions are estimated based on historical return data and post-balance-sheet-date return activities as well as inventory levels of the products in distribution channels.

As of December 31, 2025, sales return accrued liabilities for our vaccine products were $37.3 million, compared to $35.1 million as of December 31, 2024. For the years ended December 31, 2025, 2024 and 2023, we recorded $31.6 million, $28.8 million and $61.7 million of provisions for sales returns as reductions to gross product sales related to variable consideration, respectively.

For the years ended December 31, 2025, 2024 and 2023, we did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers within the scope of Accounting Standards Codification ("ASC") Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

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

For the years ended December 31, 2025 and 2024, we recognized sales of $3.9 million and $2.6 million, respectively, related to contract liabilities as of January 1 of each respective year.

Allowance for Credit Losses

We extend unsecured credit to our customers in the ordinary course of business and actively pursues past due accounts. An allowance for credit losses is established and recorded based on management's assessment of the credit history with the customer and current relationships with them.

We also maintain an allowance for credit losses for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for credit losses estimate by reviewing past collectability and adjusting it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses. Our allowance for credit losses as of December 31, 2025 was $29.0 million, compared to $24.0 million as of December 31, 2024. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For the years ended December 31, 2025, 2024 and 2023, provisions for credit losses on accounts receivable were $4.2 million, $11.2 million and $2.6 million, respectively.

Impairment of Long-Lived Assets with definite lives

Long-lived assets with definite lives, including property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. We use estimates and judgments in the impairment tests, and the timing and amount of impairment charges could be materially different if different estimates or judgments are utilized.

In 2025 and 2024, we identified impairment indicators on certain of our machinery, equipment, construction in progress and leasehold improvements. We performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continued use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flows, we measured the impairment amount by estimating the fair value of the assets using a discounted cash flow approach. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. We recorded $27.2 million of impairment for the year ended December 31, 2025, compared to $8.9 million for the year ended December 31, 2024.

We identified declines in market rental rates and market conditions for certain plants located in Hangzhou and Beijing. We performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continued use of these plants to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flows, we measured the impairment amount by estimating the fair value of the assets. We determined the fair value using the income approach by capitalizing the existing rental income over the remaining lease agreement terms and future market rental income for the remaining term through the land use right expiration date. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. The impairment of $110.4 million was recorded for the year ended December 31, 2025, compared to $19.1 million for the year ended December 31, 2024.

Impairment of Goodwill and IPR&D

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill ("ASC 350-20"), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment and estimation, such as identification of reporting units, estimating the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

The Company recognizes IPR&D assets acquired in a business combination at fair value as of the acquisition date and subsequently accounts for them as indefinite-lived intangible assets until completion or abandonment of the associated R&D efforts. The subsequent R&D expenditures related to the acquired IPR&D intangible assets were expensed as incurred. IPR&D are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets may be impaired.

In 2025, the Company identified impairment triggering events for goodwill and IPR&D, resulting from intensive product competition. The Company compared the fair value of IPR&D to its carrying value. To estimate the fair value of IPR&D, the Company utilized an income approach based on the multi-period excess earnings method, based on market participant assumptions. The assumptions used to estimate the fair value included forecasted revenue, long-term expectations for growth rates and operating profit margin, contributory asset charges ("CACs"), and a market-participant discount rate. The carrying amount of the IPR&D exceeded its estimated fair value, and an IPR&D impairment loss of $49.8 million was recognized for the year ended December 31, 2025.

Based on the above event, the Company assessed that it was more likely than not that the fair value of Sinovac Chengdu reporting unit was less than its carrying amount and performed quantitative impairment test. The judgment in estimating the fair value of the reporting unit was determined based on the discounted cash flow analysis using the assumptions including internal cash flows forecasts, long-term future growth rates and discount rates, among others. The carrying amount of the reporting unit exceeded its estimated fair value, and a goodwill impairment loss of $15.7 million was recognized for the year ended December 31, 2025.

Recently Issued Accounting Standards

Adopted

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities ("PBEs") to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If a PBE is not domiciled in the United States, the federal (national) income tax rate in such entity's jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation into the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU's guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. We adopted the ASU on January 1, 2025, prospectively. We updated our disclosure in accordance with the requirements in ASC 740-10-50-12 in 2025.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10"), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. We early adopted the ASU prospectively on January 1, 2025. The adoption did not have a material impact on our consolidated financial statements or related disclosure.

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

All other newly issued accounting pronouncements that are not yet effective have been deemed either immaterial or not applicable.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding Sinovac Antigua's directors and our executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Andrew Y. Yan(2) (3)	68	Chairman, Independent Director
Simon Anderson(1)	65	Independent Director
Shan Fu(3)	58	Independent Director
Shuge Jiao	60	Independent Director
Chiang Li	61	Independent Director
Yuk Lam Lo(1)(3)	76	Independent Director
Yumin Qiu(2)	53	Independent Director
Yu Wang(2)	69	Independent Director
Weidong Yin	62	Director, Chief Executive Officer
Nan Wang	59	Chief Financial Officer, Vice President
Qiang Gao	49	Chief Operating Officer, Vice President
Guang (Helen) Yang	46	Chief Business Officer
Jing Li	52	Vice President, Quality and Production

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

Mr. Shan Fu has served as Sinovac Antigua's independent director since July 2025. Mr. Fu served as an independent director of our company from July 2018 to January 2025. Mr. Fu is a Managing Partner at Vivo Capital. Vivo Capital is a healthcare focused investment firm formed in 1996 with almost $5.8 billion under management as of December 31, 2023. Prior to joining Vivo Capital in 2013, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone's Beijing Office. Additionally, Mr. Fu's qualifications include experience in the Department of Foreign Investment in China's National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council. Mr. Fu is currently a director on the boards of 8 biotech companies.

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

Dr. Chiang Li has served as Sinovac Antigua's independent director since January 2025 and served as the chairman of Sinovac Antigua's board, which was installed following the ruling by the Privy Council, from January 2025 to July 2025. Dr. Li is the chairman of 1Globe Health Group, whose investment arm, 1Globe Capital has invested in Sinovac Antigua for over 15 years. He has made seminal contributions to gene silencing and cancer stemness inhibition, inventing asymmetric siRNA, discovering a key mechanism of lymphocyte depletion in HIV, holding over 600 patents, and as a science founder launched Boston Biomedical and ArQule Oncology. He graduated from the Harvard-MIT Division of Health

Science and Technology and currently serves on the Board of Fellows of Harvard Medical School, and as the Board of Trustees (emeritus) and as Director of the Skip Ackerman Center at BIDMC/Harvard. He has been elected to the US National Academy of Inventors and named an Honorary Fellow of the Royal College of Physicians of London.

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

Mr. Yumin Qiu has served as Sinovac Antigua's independent director since July 2025. Mr. Qiu is currently a partner at Advantech Capital and has previously held important positions including Executive Director at New Horizon Capital and Vice President at GL Capital. Mr. Qiu has also served as a non-executive director of several HKEX-listed companies, including Harbour Biomed, TOT BIOPHARM, and Alphamab Oncology. He holds an MBA in Finance from the University of British Columbia and a bachelor's degree in power engineering from the East China University of Technology, and is both a Certified Management Accountant ("CMA") and a Chartered Financial Analyst.

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

Ms. Nan Wang has served as Sinovac Antigua's chief financial officer since June 2013. Ms. Wang also has served as the vice president of Sinovac Antigua, and as a director of Sinovac Hong Kong, Sinovac Beijing, Sinovac Dalian, and Sinovac LS. During her more than 20 years of service with our company, Ms. Wang has been responsible for the finance department, legal department, and strategic investment department. She has been instrumental in designing and executing various key business development, financial and investment strategies. Ms. Wang received her bachelor's degree in biology from Peking University and her master's degree from University of International Business and Economics, PRC. Ms. Wang also received a diploma in financial management from Beijing College for Entrepreneurs, PRC in 2003.

Mr. Qiang Gao has served as our chief operating officer since April 2020. Mr. Gao joined Sinovac Beijing in 2002 and has served as quality control manager, quality assurance manager, R&D manager and R&D director at Sinovac Beijing in the past years, the general manager of Sinovac LS since 2010, and our vice president since April 2016. Mr. Gao has participated in the development of several vaccine varieties, including influenza vaccine, SARS vaccine, inactivated H5N1 influenza (avian flu) vaccine, EV71 vaccine, COVID-19 vaccine, ongoing sIPV vaccine and declared PPSV23. Under his leadership, we successfully passed the WHO assessment and were selected to be eligible to import inactivated polio vaccine technology from the Netherlands and participate in the global polio eradication project. This project makes China become one of only six developing countries eligible for the technology transfer. Mr. Gao is currently a member of the Beijing Virus Society, Master of Engineering Supervisor of Institute of Microbiology (Chinese Academy of Sciences), and a subject review expert of the Beijing Municipal Science and Technology Commission. Mr. Gao received a master's degree and a bachelor's degree in microbiology from the University of Agriculture, PRC.

Ms. Guang (Helen) Yang has served as our chief business officer since April 2021. Ms. Yang is a key member of our executive team and is responsible for our worldwide commercial strategic development and operation. Ms. Yang joined Sinovac Beijing in 2003 and has over 20 years of experience in the human vaccine industry. Ms. Yang is currently in charge of our sales and marketing management in China. She is committed to continuously ramping up our marketing business and commercial capabilities, promoting and strengthening our global brand influence and recognition. Under her leadership, our products and services have benefited more than 60 countries and regions around the world during the COVID-19 period. In the domestic market, Ms. Yang leads our team to enhance the market positioning capabilities and brand influence and recognition in China's vaccine industry. Ms. Yang obtained her MBA with outstanding graduate results from Peking University & Vlerick Leuven Gent Management School, Belgium in 2011. She received her master's degree of science (Hons) in ISMA International Securities Investment and Banking from the University of Reading, United Kingdom in 2003 and her bachelor's degree in economics (Hons) from China Agricultural University and University of Colorado Denver International School in 2002.

Ms. Jing Li has served as our vice president since April 2016. Ms. Li was named as quality person of Sinovac Beijing in March 2015. Since she joined Sinovac Beijing in 2003, she has worked in different roles in production and quality function, including quality assurance vice manager, department manager of hepatitis A vaccine production and director of vaccine production at Sinovac Beijing. Ms. Li currently serves as the general manager of Sinovac Beijing. Ms. Li has successively organized and completed the production and site inspection of EV71 vaccine, the commercial production and application of PPSV23. As the project leader, she organized and led the effort to pass WHO pre-certification assessment of hepatitis A vaccine, which significantly promoted the export sales of hepatitis A vaccine. Ms. Li received a master's degree in physiology from the University of Agriculture, PRC.

No family relationship exists among any of Sinovac Antigua's directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B. Compensation

For 2025, we paid approximately $100.4 million (2024 - $162.7 million) and accrued approximately $116.9 million (2024 - $102.0 million) in compensation to Sinovac Antigua's directors and our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our officers and directors. Our Chinese Mainland Subsidiaries and consolidated affiliated entities in the Chinese mainland, as well as their subsidiaries in the Chinese mainland, are required by law to make contributions equal to certain percentages of each employee's salary for his or her retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of Sinovac Antigua's directors and executive officers. Under these agreements, we have agreed to indemnify Sinovac Antigua's directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

EMPLOYMENT AGREEMENTS; NON-DISCLOSURE, NON-COMPETITION AND PROPRIETARY INFORMATION AGREEMENT

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment of any officer for cause, at any time, without notice or remuneration, for certain acts of such officer, such as conviction or plea of guilty to a felony, or any act of fraud, misappropriation or embezzlement, gross negligence or dishonest acts to our detriment, gross misconduct or a failure to perform agreed duties, death or disability (physical or mental impairment). We may also terminate his or her employment without cause, at any time, upon one month's written notice. Our officers may terminate their employment, at any time, with one month's prior written notice to our company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in the event of any action or inaction that constitutes a material breach by our company under the employment agreement, in the manner set forth in their employment agreements. Upon termination of his or her employment with us by our company without cause or by him or her for good reason, such executive officer is entitled to receive severance benefits including a cash payment equal to the amount set forth in his or her employment agreement. In addition, all share options and restricted share awards granted to him or her under our stock/share incentive plans will become fully vested on the employment termination date and such share options will remain exercisable for eighteen months following the employment termination date. In addition, each of our executive officers has entered into a non-disclosure, non-competition and proprietary information agreement and agreed to be bound by non-competition restrictions for one year and non-solicitation restrictions for four years, in each case following the last date of employment.

The bonus plan for executive officers is determined based on our annual performance in different functions and the respective key result areas of these functional teams. Each executive officer's bonus is determined based on the key corporate development objectives and key performance indicators set by the compensation committee and approved by the board at the beginning of the year. The bonus plan is approved by the board.

Sinovac Antigua's shareholders have authorized the board of directors to administer two share incentive plans which in aggregate provide for the issuance of up to 9,000,000 shares of common stock, including 5,000,000 shares reserved under the 2003 Stock Option Plan (the "2003 Plan") and 4,000,000 shares reserved under the 2012 Share Incentive Plan (the "2012 Plan"). The 2003 Plan and the 2012 Plan expired on November 1, 2023 and August 22, 2022, respectively. We have granted all the awards authorized under the 2012 Plan, and no further awards may be granted since the termination of the 2003 Plan and the 2012 Plan. As of December 31, 2025, our directors and executive officers did not have any outstanding options which were granted under the 2003 Plan or 2012 Plan.

Trust for Incentive

In June 2022, Sinovac Antigua approved a long-term incentive plan in the aggregate amount of $1.4 billion for all eligible employees following its successful COVID-19 vaccination campaign (the "Employee Incentive Plan"). To implement the Employee Incentive Plan, Sinovac Trust for Incentive (the "Trust") between Sinovac LS and CITIC Trust Co., Ltd. (the "Trustee") was established.

Because the Trustee is required to act in accordance with the Trust deed and Sinovac Antigua has the power to direct the activities of the Trust, Sinovac Antigua has the ability to control the Trust. Accordingly, the Trust is consolidated into Sinovac Antigua's consolidated financial statements. The assets held in the Trust that are used to satisfy Sinovac Antigua's obligations under the Employee Incentive Plan are recorded in short-term investments and restricted cash in the amount of $315.4 million as of December 31, 2025 (2024 - $550.0 million).

Sinovac Antigua recognizes compensation expense for its multi-year Employee Incentive Plan over the service periods specified in the plan, which typically align with the periods during which employees earn the bonus from the Trust. $255.2 million was paid under the Employee Incentive Plan during the year ended December 31, 2025 (2024 - $375.4 million). $99.1 million had been accrued as deferred compensation liability for the year ended 2025 (2024 - $243.9 million).

In January 2026, all principal and income under the Trust had been fully distributed.

C. Board Practices

Board of Directors

Sinovac Antigua's Articles of Incorporation provide that the company shall have a minimum of one and a maximum of 15 directors. Currently, Sinovac Antigua's board of directors comprises nine board members, eight of whom are independent. A director is not required to hold any shares in the company by way of qualification. There is no age limit requirement for directors. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested, provided that such director has disclosed his or her interest in the contract or arrangement. Under Antigua law, Sinovac Antigua's directors have a duty of loyalty to act honestly, in good faith and with a view to the best interests of the company. Sinovac Antigua's directors also have a duty to exercise the skill he or she actually possesses and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to the company, Sinovac Antigua's directors must ensure compliance with Sinovac Antigua's Articles of Incorporation and By-laws, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by Sinovac Antigua's directors is breached.

The functions and powers of Sinovac Antigua's board of directors include, among others:

•
convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of the company and mortgaging the property of the company; and
•
approving the transfer of shares of the company, including the registering of such shares in Sinovac Antigua's share register.

Terms of Directors and Executive Officers

Our officers are elected by, and serve at the discretion of, the board of directors. Sinovac Antigua's directors are not subject to a term of office and hold office until their successors are duly elected at the next annual shareholders' meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies, or is found by our company to be, or becomes, of unsound mind. None of Sinovac Antigua's directors has a service contract with us or any of Sinovac Antigua's subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Sinovac Antigua's board of directors has established an audit committee, a compensation committee, a corporate governance and nominating committee, and a litigation committee.

Audit Committee

Sinovac Antigua's audit committee consists of Messrs. Simon Anderson and Yuk Lam Lo, and is chaired by Mr. Anderson. Mr. Anderson is an audit committee financial expert. Both members satisfy the "independence" requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
•
reviewing major issues regarding the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
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

In 2025, Sinovac Antigua's audit committee held two meetings and passed resolutions by unanimous written consent once.

Compensation Committee

Sinovac Antigua's compensation committee consists of Messrs. Yuk Lam Lo, Shan Fu and Andrew Y Yan, and is chaired by Mr. Lo, all of whom satisfy the "independence" requirements of Rule 5605 of the NASDAQ Listing Rules and Rule 10C-1 under the Exchange Act. Sinovac Antigua's compensation committee assists the board in reviewing and approving the compensation structure of Sinovac Antigua's directors and our executive officers, including all forms of compensation to be provided to Sinovac Antigua's directors and our executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2025, Sinovac Antigua's compensation committee held one meeting and acted by unanimous written consent one time.

Corporate Governance and Nominating Committee

Sinovac Antigua's corporate governance and nominating committee consists of Messrs. Andrew Y Yan, Yumin Qiu and Yu Wang, and is chaired by Mr. Yan, all of whom satisfy the "independence" requirements of Rule 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become Sinovac Antigua's directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•
identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
•
reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to the company;
•
identifying and recommending to the board the directors to serve as members of the board's committees;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as the company's compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
•
monitoring compliance with the company's code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance.

In 2025, Sinovac Antigua's corporate governance and nominating committee did not hold any meetings or pass any resolutions by unanimous written consent.

Litigation Committee

The litigation committee was established in August 2025. Sinovac Antigua's litigation committee consists of Messrs. Andrew Y. Yan and Yuk Lam Lo, and is chaired by Mr. Yan. The litigation committee assists the board of directors in fulfilling its responsibilities to investigate, evaluate, and oversee matters relating to actual, pending, and potential litigation, arbitration, and related proceedings on behalf of or involving Sinovac Antigua and its current and former directors and officers (collectively, the "Litigations"), and to make recommendations to the board of directors regarding Sinovac Antigua's strategy and actions with respect thereto, in a manner consistent with the best interests of Sinovac Antigua and its shareholders. The litigation committee is responsible for, among other things:

•
investigating and evaluating the claims and allegations asserted in various litigation matters in which the Company and its directors are involved;
•
making such recommendations to the Board, including as to how the Company should proceed in respect of the Litigations, as the Committee deems appropriate;
•
consulting with and directing the Company's officers and employees, including the Company's in-house legal team, in connection with any Litigation;
•
meeting and consulting with management, counsel, consultants, and advisors, on behalf of the Company, in connection with any Litigation; and
•
performing such other activities related to the Litigations as the Board may from time to time delegate to the litigation committee.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of the director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine the remuneration to be paid to themselves. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt, liability, or obligation of the Company or of any third party.

D. Employees

As of December 31, 2025, 2024, and 2023, we had 2,602, 2,419 and 3,037 full-time employees, respectively. Of our workforce as of December 31, 2025, 606 employees were primarily engaged in research and development, 302 were engaged in sales and marketing, 1,362 in production-related activities and 332 in administration. As of December 31, 2025, we had a total of 406 temporary employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

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

* Less than 1% of Sinovac Antigua's common shares.

(1) Mr. Yan is a director and the sole shareholder of SAIF IV GP Capital Ltd., which is the sole general partner of SAIF IV GP, L.P., which in turn is the sole general partner of SAIF Partners IV L.P. Mr. Yan may be deemed to beneficially own all the common shares held by SAIF Partners IV L.P.

(2) Mr. Fu is the managing member of Vivo Capital VIII, LLC, which is the general partner of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Mr. Fu may be deemed to share voting and dispositive power over the common shares held by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. with three other voting members. Mr. Fu, as the managing member of Vivo Capital IX, LLC, which is the general partner of Vivo Capital Fund IX, L.P., may be deemed to share voting and dispositive power over the common shares held by Vivo Capital Fund IX, L.P. with five other voting members.

(3) According to the Form 3 filed with the SEC on April 17, 2026 by Jiaqiang Li (the romanized spelling of the Chinese name for Dr. Chiang Li).

(4) According to Amendment No.7 to the Schedule 13D filed with the SEC on September 12, 2025 by 1Globe Capital LLC, 1Globe Biomedical (Hong Kong) Company Limited and Jiaqiang Li (the romanized spelling of the Chinese name for Dr. Chiang Li).

(5) According to Amendment No. 20 to Schedule 13D filed with the SEC on December 17, 2025 by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd.

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

As of the date of this annual report, 71,860,702 common shares are issued and outstanding. Approximately 83.3% of the aggregate number of common shares issued and outstanding were held by record holders in the United States.

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

A. Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees — E. Share Ownership."

B. Related Party Transactions

Policies and Procedures for Related Party Transactions

Sinovac Antigua's policy provides that its executive officers, directors, holders of more than 5% of any class of its voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, is not permitted to enter into a related-party transaction with the Company without the prior consent of its Audit Committee, or, in the event it is inappropriate for its Audit Committee to review such transaction due to a conflict of interest, the prior approval of the other independent members of its board of directors.

Transaction with Yuk Lam Lo

Sinovac Hong Kong is using part of the office of Mr. Yuk Lam Lo, one of Sinovac Antigua's independent directors, as its office. We do not pay rent to Mr. Lo and only pay our share of utilities and property management fees, which totaled $3,546, $3,286, and $4,678 in 2025, 2024, and 2023, respectively.

Transaction with Mr. Weidong Yin

In 2025, we provided construction supervision services to Mr. Weidong Yin, one of Sinovac Antigua's directors and its chief executive officer, in connection with his personal residence. We recognized revenue in the amount of $23,715, and the full amount had been collected as of December 31, 2025.

Transactions with other related parties

We entered into four operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing's production plant and laboratory in Beijing, China. The annual rent expense was $0.3 million, $0.8 million and $0.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. The titles of the properties we leased were transferred to Beijing Haixinyu Urban Renewal Group Co., Ltd. in May 2023, and the leases have not been deemed related party transactions since then.

In 2019, we entered into an operating lease agreement with Dalian Jin Gang Group, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage space of 2,000 square meters at an annual rent of RMB0.3 million. The lease commenced on January 1, 2019 and had a term of five years. On June 30, 2019, the lease agreement was amended. The term of the lease was changed to July 1, 2019 through December 31, 2024, and the annual rent was changed to RMB0.2 million as the space of the leased refrigeration storage was reduced to 1,000 square meters. In 2019, we also entered into a management service agreement with Dalian Jin Gang Group, pursuant to which it provided us with management services related to the operating lease agreement at an annual management service fee of RMB100,000. The management service agreement was amended on June 30, 2019 and November 18, 2024, and the annual management service fee was changed to RMB44,000. As of December 31, 2024, no right-of-use asset and no lease liability related to the lease with Jin Gang were recorded, as the agreement expired on December 31, 2024. In 2025, we renewed the aforementioned operating lease agreement with Dalian Jin Gang Group for refrigeration storage use. The revised lease commenced on January 1, 2025 and has a term of three years, with an annual rent of $21,477 (RMB0.2 million). As of December 31, 2025, $42,997 (RMB0.3 million) in right-of-use assets and $37,478 (RMB0.3 million) in current and non-current lease liabilities were recorded in connection with the leases with Dalian Jin Gang Group.

In 2023, Sinovac LS entered into an agreement with China Minsheng Bank Co., Ltd to provide a loan guarantee to SKY Biologics in the amount of approximately $194.4 million (RMB1.4 billion). Sinovac Hong Kong and Keding Investment (Hong Kong) Limited hold 45% and 55% equity interests in SKY Biologics, respectively, and have also provided counter guarantees to Sinovac LS proportionately with respect to its loan guarantee.

In 2024, we entered into two loan agreements with Keyvac, with total principal amounting to $24.8 million. These loans are to be repaid on June 8 and December 19, 2027, respectively. The loans are unsecured, bearing an annual interest rate of 8.0%, with interest payable quarterly.

In 2024, we entered into a loan agreement with Synermore Biologics (Suzhou) Co., Ltd. ("Synermore"), a subsidiary of SKY Biologics with a principal amount of $8.8 million (RMB63.0 million). A supplementary agreement was signed in May 2025, whereby the loan term was extended from May 21, 2025 to May 21, 2028. This loan is unsecured, bearing an annual interest rate of 5.0%, with interest payable on the due date.

In 2024, we entered into a series of service agreements with Synermore, which includes vaccine pharmacovigilance, technical testing, and personnel secondment services. Pursuant to these agreements, we recognized total revenue from Synermore of $296,460 (RMB2.1 million) and $205,615 (RMB1.5 million) for the years ended December 31, 2025 and 2024, respectively.

In 2024, we entered into Vaccine Supply Framework Agreements with Keyvac for the supply of hepatitis A vaccines and varicella vaccines. Under the terms of the framework agreements, we supply hepatitis A vaccines and varicella vaccines to Keyvac in accordance with mutually agreed delivery schedules and pricing. For the year ended December 31, 2025, we recognized revenue of $8.4 million from sales of hepatitis A vaccines and $8.3 million from sales of varicella vaccines to Keyvac. For the year ended December 31, 2024, the corresponding amounts were $6.3 million and $4.7 million, respectively.

In 2025, we received advance payments of $197,052 from Keyvac for the sale of medical devices and accessories. The corresponding goods were delivered in January 2026.

In 2025, we accrued a litigation settlement loss in connection with 1Globe Capital LLC in the amount of $9.0 million, of which $1.0 million remained unpaid as of December 31, 2025. Further details are provided in Item 8. Financial Information – Antigua Litigation.

In 2025, we entered into a market promotion and management service agreement with Synermore to facilitate the promotion and sales of adsorbed tetanus vaccine. The agreement commenced on November 1, 2025 and will expire on December 31, 2030. The service fees incurred were $169,618 (RMB1.2 million) for the year ended December 31, 2025.

In April 2026, Sinovac Antigua approved the provision of a loan by Sinovac Hong Kong of $11.0 million to SKY Biologics for its operations. As of the date of this annual report, the loan agreement has not been signed.

Share Options

See "Item 6. Directors, Senior Management and Employees — B. Compensation".

Trust for Incentive

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Trust for Incentive".

Indemnification Agreements

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Indemnification Agreements".

Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements; Non-Disclosure, Non-Competition and Proprietary Information Agreement".

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

On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe's appeal of the Antigua Judgment (as defined below). Following the Privy Council's judgment in January 2025, per the request submitted by the parties jointly on March 20, 2025, the Delaware Chancery Court granted an order dated April 7, 2025 that (i) vacated the status quo order; (ii) released the Exchange Shares issued in connection with the Rights Agreement from the trust so that appropriate steps can be taken for their cancellation; and (iii) dismissed the action with prejudice.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all Sinovac Antigua's shareholders against Sinovac Antigua; Mr. Weidong Yin; and other managers and directors of Sinovac Antigua, including Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meng Mei and Mr. Shan Fu (the "Individual Defendants" and collectively with Sinovac Antigua, the "Sinovac Defendants"); and Wilmington Trust National Association. alleging breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion's claims stem from a private investment in public equity transaction on July 2, 2018, and Sinovac Antigua's implementation of its Rights Agreement on February 22, 2019. Sinovac Antigua and certain other defendants filed a motion to dismiss all claims on November 20, 2023, which was granted in full by the Delaware Chancery Court on September 23, 2024. On October 22, 2024, MW Gestion appealed the dismissal order to the Delaware Supreme Court. Following the Privy Council's judgment in January 2025, which found that the Rights Agreement on which MW Gestion's claims were based was invalid, the defendants filed an unopposed emergency motion to stay proceedings, which the court granted on January 21, 2025. On March 24, 2025, the court granted the parties' stipulation which, among others, provided that once the process of Sinovac Antigua cancelling the Exchange Shares issued under the Rights Agreement is complete, MW Gestion would withdraw its appeal. On May 16, 2025, MW Gestion filed a notice of voluntary dismissal with prejudice, and the case has been closed.

On April 17, 2025, MW Gestion, MW Optimum, Altimeo Participations and Cyrille Pichot (the "Gestion Claimants") filed a Verified Class Action and Derivative Complaint at the Delaware Chancery Court against Sinovac Antigua, Mr. Weidong Yin, Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meng Mei and Mr. Shan Fu. The claim seeks various relief including damages and the unwinding of any transactions the defendants did not have authority to take. The pleadings made by the Gestion Claimants include an allegation that the PIPE transaction was improper. On November 10, 2025, Sinovac Antigua filed a motion to dismiss the claim. In December 2025, Vivo Entities were joined to the proceedings and filed a motion to dismiss on December 23, 2025. On January 29, 2026, the Gestion Claimants filed an answering brief. On March 12, 2026, Sinovac Antigua filed a reply brief. On April 21, 2026, the Delaware Chancery Court denied Vivo Entities' motion to dismiss, but granted dismissal as to Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo and Mr. Meng Mei. On May 18, 2026, the Delaware Chancery Court held a hearing and ordered the claims against the Vivo Entities dismissed without prejudice on the basis of forum non conveniens. On May 19, 2026, the Delaware Chancery Court ordered that claims against Ms. Nan Wang be dismissed without prejudice. The orders can be appealed within a 30-day period.

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

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against Sinovac Antigua in the Antigua Court. The complaint sought a declaration that the five persons proposed by the Shareholder Group at the 2017 AGM were elected as directors of Sinovac Antigua at that meeting, an order of the Antigua Court that those directors be installed as Sinovac Antigua's board of directors, and a declaration that any actions taken on behalf of Sinovac Antigua at the direction of the board of directors since the 2017 AGM were null and void. In July 2018, the Antigua Court heard an application by 1Globe for interim injunctive relief preventing Sinovac Antigua from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment (the "Antigua Judgment"), finding in Sinovac Antigua's favor in full, dismissing 1Globe's claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal to the Eastern Caribbean Supreme Court (the "Court of Appeal"). On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent Sinovac Antigua from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining Sinovac Antigua in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe's rights or shareholding until determination of the appeal. 1Globe's appeal of the Antigua Court's Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that the Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On February 15, 2023, the Privy Council directed that it would deal with procedural issues on permission to appeal, and substantive issues, together at the final hearing. The hearing before the Privy Council was held on July 10 to 11, 2024. The Privy Council ruled on January 16, 2025 that the slate of nominees proposed by the Shareholder Group at the 2017 AGM was the rightfully elected board of directors of Sinovac Antigua, overturning the Antigua Court and Court of Appeal decisions. The Privy Council also ruled that the Rights Agreement is invalid. The ruling took effect when the court order dated February 5, 2025 was issued. Under a settlement agreement between Sinovac Antigua and 1Globe, Sinovac Antigua accrued a litigation settlement loss in the amount of $9.0 million, of which $1.0 million remained unpaid as of December 31, 2025.

On July 8, 2025, a special shareholders' meeting (the "July SSM") was held for the purpose of considering, and if thought fit, passing resolutions to: (a) remove certain directors from office, namely Mr. David Guowei Wang, Mr. Pengfei Li and Mr. Sven Borho; and (b) elect Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin as directors of Sinovac Antigua (the "July SSM Resolutions"). Prior to the July SSM, Sinovac Antigua's board of directors comprised Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Mr. Sven Borho and Mr. Geoffrey Hsu. The July SSM commenced at Stapleton Chambers and by videoconference. Dr. Li attended remotely and acted as chairman of the July SSM. He declared the July SSM open, read a short statement, declared that the meeting was adjourned and remote attendance access at the July SSM was terminated. Certain participants left Stapleton Chambers and boarded a minibus nearby. The July SSM is said to have continued in the minibus. The July SSM Resolutions are said to have been passed at the July SSM, following which Sinovac Antigua's board of directors comprised the following directors: Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo, Dr. Chiang Li, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, and Mr. Andrew Y. Yan.

On July 10, 2025, Sinovac Antigua, OrbiMed Partners Master Fund Limited ("OrbiMed Partners") and 1 Globe issued an application in the Antigua Court against (1) SAIF Partners IV L.P. ("SAIF"), (2) Mr. Yuk Lam Lo, (3) Mr. Simon Anderson, (4) Mr. Shan Fu, (5) Mr. Shuge Jiao, (6) Mr. Yumin Qiu, (7) Mr. Yu Wang, (8) Ms. Rui-Ping Xiao, (9) Mr. Andrew Y. Yan and (10) Mr. Weidong Yin. The Claimants sought an injunction to restrain Defendants 3-10 from holding themselves out as a director of Sinovac Antigua pending determination of the claim (the "0320 Proceedings"). On July 29, 2025, SAIF issued an injunction application in the Antigua Court against (1) Dr. Chiang Li, (2) Mr. Geoffrey Hsu, (3) Mr. Sven Borho, (4) Sinovac Antigua, (5) Cede & Co and (6) the Depository Trust Company, seeking to restrain Mr. Hsu and Mr. Borho from acting, purporting to act or holding themselves out as directors of Sinovac Antigua pending determination of the claim (the "0369 Proceedings"). The Antigua Court directed that the 0320 Proceedings and the 0369 Proceedings would be heard together (the "SSM Proceedings"). On October 27, 2025, the Antigua Court heard the interim injunction applications in the SSM Proceedings. On December 5 and

19, 2025, the Antigua Court handed down its ruling (the "December Ruling"), which provided that the following directors comprise the board Sinovac Antigua until the trial of the substantive claim: Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Dr. Chiang Li, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin. Ms. Rui-Ping Xiao resigned from the board due to personal reasons in August 2025.

On December 24, 2025, 1Globe and OrbiMed Partners issued appeals against the December Ruling and sought a stay of execution of the December Ruling and expedition of the application. The stay of execution was dismissed, but the expedition of the appeal was ordered. The Court of Appeal heard the appeal on March 24, 2026 and the hearing was adjourned part-heard to a date not yet fixed. On March 26, 2026 at a Case Management Conference in respect of the substantive case, the Antigua Court ordered a trial of preliminary issues for hearing from May 27 to June 5, 2026.

Arbitration and Litigation with respect to the PIPE Shares

On March 17, 2025, Vivo Entities requested an arbitration in HKIAC against Sinovac Antigua. By this arbitration, Vivo Entities request the following relief: (i) a declaration that the 2018 SPA remains in full force and effect and that Vivo Entities are entitled to all of the rights they have thereunder; (ii) a declaration that the judgment and order of the Privy Council does not constitute a Rescission Order within the meaning of Section 6.13 of the 2018 SPA; (iii) a declaration that the 2018 SPA can no longer be terminated under Section 6.13 of the 2018 SPA; (iv) a declaration that Sinovac Antigua by operation of law and/or equity is precluded from seeking to (re)litigate the matter of whether the actions of the then incumbent board at the time of Vivo Capital's investment were null and void (i.e., seek at this stage any form of Rescission Order); (v) an award of Vivo Entities' attorneys' fees and costs in bringing this arbitration; and (vi) such other and further relief as the tribunal may deem just and proper. On September 30, 2025, the tribunal heard an application to stay its proceedings, a decision from that application is awaited. A status hearing was held virtually by the tribunal on May 15, 2026. On May 22, 2026, the tribunal indicated that it was prepared to dismiss the application to stay, subject to certain conditions. The date on which the tribunal will make that order, if at all, is unknown.

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

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Sinovac Antigua's board of directors intends to provide Sinovac Antigua's shareholders with their pro-rata share of distributions received from Sinovac Antigua's subsidiaries to date. Going forward, the board also intends for Sinovac Antigua's shareholders to receive pro-rata distributions in due course with any distributions made to shareholders of operating subsidiaries.

Sinovac Antigua's board of directors has complete discretion on whether to pay dividends. Even if Sinovac Antigua's board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on common shares, if any, will be paid in U.S. dollars.

Sinovac Antigua is a holding company, and we rely on the dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to Sinovac Antigua's shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to certain limitations. Regulations in the PRC currently permit payment of dividends by our Chinese Mainland Subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the regulations in China, our Chinese Mainland Subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to their respective reserve funds until the accumulated balance of each such reserve fund reaches 50% of its registered capital. Our Chinese Mainland Subsidiaries are required to set aside, at the discretion of their respective board of directors, a portion of their after-tax profits to their respective employee welfare and bonus funds.

Furthermore, pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong are subject to withholding tax at a rate of 5% (if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise for a period of no less than 12 months and meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC), or at a rate of 10% if such conditions are not met. Prior to May 2015, whether the favorable rate was applicable to dividends received by Sinovac Hong Kong from our Chinese Mainland Subsidiaries was subject to the approval of the PRC tax authorities. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in which case the application of the tax arrangement may be denied. This withholding tax imposed on dividends paid to us by our Chinese Mainland Subsidiaries would reduce our net income attributable to the shareholders.

In May 2012, Sinovac Hong Kong was granted by the local tax bureau the preferential dividend withholding tax rate of 5% on dividends declared by Sinovac Beijing for three years from 2012 to 2014. Subsequent to May 2015, the preferential dividend withholding tax rate no longer needed to be approved by the PRC tax authorities; instead, companies can apply the 5% rate if a self-assessment determined the recipient of the PRC-sourced income qualified for the preferential rate. However, such self-assessment could be overturned upon an inspection by the PRC tax authorities. We had assessed that Sinovac Hong Kong met the relevant requirements pursuant to the tax arrangement between Hong Kong and the Chinese mainland, and determined the preferential dividend withholding tax rate of 5% was applicable to Sinovac Hong Kong before 2024. At the end of 2025, upon evaluation by and discussion with the PRC tax authorities, Sinovac Hong Kong's dividend withholding tax rate was changed to 10% for the aforementioned periods, and Sinovac Hong Kong paid an additional withholding tax at a rate of 5% from the end of 2025 to April 2026. Sinovac Hong Kong is currently subject to withholding tax at a rate of 10%.

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

On December 19, 2018, the Antigua Court held that Sinovac Antigua's Rights Agreement is valid under Antigua law. 1Globe filed notice to appeal the Antigua Court's judgment to the Eastern Caribbean Supreme Court, Court of Appeal on January 29, 2019. 1Globe's appeal of the Antigua Court's Judgment was heard on September 18, 2019, and the appeal decision was announced by the Court of Appeal on December 9, 2021, upholding the Antigua Judgment in each point. On January 16, 2025, the Privy Council, as the final appellate court, ruled that the Rights Agreement is invalid, overturning the prior judgments.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign Currency Exchange

Under the Foreign Exchange Administration Rules, renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, the conversion of foreign currency is subject to registration with, or in certain cases the approval of, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after completing the relevant registration with SAFE or its competent local branches. If we provide loans to any of our Chinese Mainland Subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with SAFE, which usually takes no more than 20 working days to complete, and for loans with a loan period over one year the loan also has to be registered with the National Development and Reform Commission ("NDRC"). The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include registration with or approvals by MOFCOM and NDRC (or their respective competent local branches), as well as foreign exchange registration through qualified banks under the supervision of SAFE or its local branches.

Pursuant to the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises ("SAFE Circular 19"), up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will, and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, renminbi capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance renminbi entrusted loans or repay RMB loans if the proceeds of such loans have not been used.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment ("SAFE Circular 59"), the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, no longer requires the approval of SAFE. Multiple capital accounts for the same entity may be opened in different provinces. The reinvestment of lawful incomes, such as profit and proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment, by foreign investors in the PRC and the purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE approval.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments ("SAFE Circular 13"), the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

Pursuant to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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

Passive Foreign Investment Company

Based on our estimates of the fair market value of our assets, and the composition of our income and assets (subject to the discussion below), we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, although this belief is subject to significant uncertainties in several respects. As a result, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2025 and we may be a PFIC for any taxable year.

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. In particular, under normal circumstances, the value of our assets for purposes of the PFIC test for a particular taxable year would generally be determined by reference to the market price of Sinovac Antigua's common shares at the end of each quarter during such taxable year, and fluctuations in such market price (or changes in the composition of our income or assets) could cause us to become a PFIC for any subsequent year. However, as a result of the suspension of trading in Sinovac Antigua's common shares, we are unable to reference the actual market prices of Sinovac Antigua's common shares in determining our PFIC status. As a result, we have based our determination of the fair market value of our assets for purposes of the PFIC determination on our estimated enterprise value, which we estimated by reference to our book value and price-to-book ratio, and a comparison of the price-to-book ratio of certain other companies in industries similar to ours. We cannot provide any assurances that the fair market value of our assets, including the value of our unbooked goodwill, is not materially different on the applicable measurement dates from such estimated value or as to whether the U.S. Internal Revenue Service will respect our approach. If the fair market value of our assets, including the value of our unbooked goodwill, is substantially lower than our estimate, there is a significant risk that we were a PFIC for our taxable year ended December 31, 2025 and may be a PFIC for any taxable year. This uncertainty will continue so long as trading in Sinovac Antigua's common shares remains suspended. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations or raise in any offering. If we are a PFIC for any taxable year during which you hold Sinovac Antigua's common shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold Sinovac Antigua's common shares, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a "deemed sale" election with respect to Sinovac Antigua's common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The majority of our revenues and most of our costs and expenses are denominated in renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollar from international sales. Furthermore, the renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Sweden, and the United Kingdom may be affected by fluctuations in the value of renminbi against the currencies of those countries. We also incur professional, investor relations, director compensation and miscellaneous fees related to our operations as a public company that are denominated in U.S. dollar.

The conversion of renminbi into foreign currencies, including U.S. dollars, is based on rates set forth on Bloomberg. The renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between renminbi and the U.S. dollar in the future. The PRC government has indicated that it will make efforts to widen the trading band of the renminbi exchange rate, which increases the possibility of sharp fluctuations in the renminbi's value in the future as well as increased unpredictability of the renminbi's exchange rate. By way of example, assuming we had converted a U.S. dollar denominated cash balance of $1.0 million as of December 31, 2025 into renminbi at the exchange rate of $1.00 for RMB6.9891 as quoted on Bloomberg as of December 31, 2025, such a cash balance would have been RMB6.99 million. Assuming a 1% appreciation/depreciation of the renminbi against the U.S. dollar, such a cash balance would have decreased/increased by RMB69,891 as of December 31, 2025.

Our financial statements are expressed in U.S. dollars, but the functional currency of our Chinese Mainland Subsidiaries is renminbi. The value of Sinovac Antigua's shares will be affected by the foreign exchange rate between U.S. dollars and renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the renminbi against the U.S. dollar could result in a change to our statement of comprehensive income and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of the investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of Sinovac Antigua's shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expense associated with our short-term and/or long-term bank borrowings as well as interest income earned on excess cash invested in demand deposits, tim deposits, and other investments placed with financial institutions. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest rate risk. However, we do not believe our exposure has been, or is expected to be, material. The weighted effective interest rate on our outstanding bank loans was 2.43%, 2.79%, and 2.83% for the years ended December 31, 2025, 2024, and 2023, respectively. A hypothetical increase or decrease in interest rates of 1% would increase or decrease our annual interest and financing expenses by $4.9 million based on our outstanding indebtedness as of December 31, 2025.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable, the balances of which, as stated on the consolidated balance sheets, represent our maximum exposure. We place our cash and cash equivalents, restricted cash, and short-term investment in financial institutions of good credit quality in Hong Kong and the Chinese mainland. Concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. Our customers are mainly various government agencies. For the year ended December 31, 2025, the Pan American Health Organization ("PAHO") accounted for approximately 18% of the total sales. No single customer accounted for more than 10% of the total sales for the years ended December 31, 2024 and 2023. For the years ended December 31, 2025 and 2024, no single customer accounted for more than 10% of the total accounts receivable. To manage credit risk, we perform ongoing credit evaluations of customers' financial condition.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. In May 2015, a Deposit Insurance System ("DIS") managed by the People's Bank of China was implemented by the Chinese government. Deposits in licensed banks in the Chinese mainland are protected by DIS, up to a limit of RMB0.5 million. Hong Kong has an official Deposit Protection Scheme ("DPS"). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HKD0.8 million. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, we may be unable to claim our deposits or investments back in full. We have selected reputable international financial institutions with high credit ratings to place our foreign currencies. We regularly monitor the credit ratings of these international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

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

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which are defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025 because of the material weaknesses described below under "Management's Report on Internal Control over Financial Reporting."

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, the testing of the operating effectiveness of controls and a conclusion on this evaluation. All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified the material weaknesses described below:

•
Entity Level Controls Related to Corporate Governance and Oversight

Our entity-level controls related to governance and oversight were not effective. Specifically, there were unresolved governance disputes that contributed to uncertainty in Sinovac Antigua's board authority, which resulted in uncertainty regarding our governance structure.

•
Financial Reporting and Financial Close

We did not maintain effective controls over the identification and review of elimination entries for intercompany transactions and balances. Certain review controls did not operate with a sufficient level of precision to detect errors in the preparation and recording of certain accounting entries, consolidation adjustments, and financial statement presentation and disclosures. Furthermore, controls were not effectively performed to verify the completeness and accuracy of information produced by the entity. As a result, multiple audit adjustments associated with elimination entries and other accounting errors were identified.

Based on this assessment, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025.

We have been implementing and continue to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. With the oversight of management and those charged with governance, we have developed and are implementing a remediation plan designed to address the material weaknesses described above. The remediation actions we have taken and expect to take include the following:

With respect to the material weakness in entity level controls related to corporate governance and oversight,

•
Sinovac Antigua is in the process of resolving the disputes that contributed to uncertainty in board authority and is evaluating measures to strengthen our governance structure, including clarifying the roles, responsibilities and authority of the board of directors and its committees;
•
we plan to enhance compliance training and communication regarding ethical tone and corporate culture, and to strengthen our internal governance policies and procedures.

With respect to the material weakness in financial reporting and financial close,

•
we are evaluating additional accounting and financial reporting resources to support our financial reporting requirements, including hiring additional personnel with appropriate experience, certification, education and training in public company financial reporting, accounting and internal control;
•
we are strengthening internal review and approval procedures over financial reporting processes, including implementing formal independent review processes and minimum documentation requirements for significant accounting positions, consolidation adjustments and management estimates;
•
we are enhancing processes related to the identification, recording and review of intercompany transactions and elimination entries, including redesigning controls to operate with a sufficient level of precision to detect errors in the preparation and recording of accounting entries;
•
we are implementing controls to verify the completeness and accuracy of information produced by the entity that is used in the operation of internal controls, including enhancing documentation and testing of key reports and data used in the financial close process;
•
we are providing targeted professional training to existing accounting and financial reporting personnel to enhance their competency in areas including consolidation accounting, financial statement presentation and disclosure requirements under U.S. GAAP; and
•
we are enhancing the design and implementation of control activities within the financial close and reporting process, including implementing additional layers of review over consolidation adjustments, financial statement presentation and disclosures.

We believe that these actions will remediate the material weaknesses described above. However, the material weaknesses will not be considered remediated until the applicable controls have been implemented and have operated for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively. We will continue to monitor the effectiveness of our remediation efforts and may take additional measures or modify the remediation actions described above as we continue to evaluate and improve our internal control over financial reporting.

Zhonghua Certified Public Accountants LLP ("Zhonghua"), an independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The attestation report issued by Zhonghua, our independent registered public accounting firm, on the effectiveness of internal control over financial reporting can be found on page F-6 of this annual report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including Sinovac Antigua's chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As previously disclosed, management identified a material weakness in our internal control over financial reporting related to insufficient documentation to evidence the effective design and operation of information technology general controls (ITGCs) over certain key applications. During the year ended December 31, 2025, management designed and implemented enhanced documentation standards, formalized procedures, and monitoring controls over ITGCs, including user access management, change management, data backup, and segregation of duties, to address the material weakness.

Based on management's evaluation, as a result of the remediation efforts described above, the previously reported material weakness related to ITGCs has been downgraded to a significant deficiency as of December 31, 2025. While a significant deficiency still exists, it is not considered a material weakness, and management will continue to enhance the relevant controls to remediate this deficiency. Other than the remediation efforts described above, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

On December 31, 2025, we appointed Zhonghua to perform integrated audits of our financial statements for the fiscal years ended December 31, 2025 and 2024, and financial statement audits for the years ended December 31, 2023, 2022, and 2021. The audit fees of Zhonghua amounted to $3.5 million which would be recorded in year ending December 31, 2026. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by predecessor auditors, for the periods indicated below.

	2025	2024	2023
Audit fees(1)	$2.6 million	$1.0 million	$0.8 million
Audited-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

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

We provided a copy of the above statements to Grant Thornton and requested that Grant Thornton furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Grant Thornton addressed to the SEC, dated April 21, 2025, is incorporated by reference herein as Exhibit 15.1.

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

ITEM 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow "home country practice" in certain corporate governance matters. Sinovac Antigua did not hold an annual meeting of shareholders in 2025, 2024 and 2023. Dentons, our Antigua and Barbuda counsel, has provided a letter to the NASDAQ Global Select Market certifying that our current practice relating to the annual meeting of shareholders will breach neither Sinovac Antigua's Articles of Incorporation and By-laws nor any applicable law of Antigua and Barbuda.

NASDAQ Stock Market Rule 5605(c)(2)(A) requires that an audit committee be composed of at least three members. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow "home country practice" in certain corporate governance matters. The laws of Antigua and Barbuda do not require Sinovac Antigua to comply with the audit committee composition requirements set forth above. Accordingly, Sinovac Antigua has elected to follow its home country practice in lieu of the requirements under Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules.

Other than the annual meeting practice and the composition of the audit committee described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NASDAQ Stock Market Rules.

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

4.9

Translation of Form of Employment Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 29, 2019)

4.10

Form of Non-disclosure, Non-competition and Proprietary Information Agreement between the Registrant or its subsidiary and any other senior executive officers of the Registrant or its subsidiary (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on July 14, 2006)

4.11

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

4.13

Registration Rights Agreement dated as of July 2, 2018, between Sinovac Biotech Ltd., and Vivo Capital, LLC and Prime Success, L.P. (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-32371) filed with the Securities and Exchange Commission on July 3, 2018)

4.14

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

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F (file no. 001-32371) filed with the Securities and Exchange Commission on April 30, 2026)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

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

Date: June 5, 2026

SINOVAC BIOTECH LTD.

Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sinovac Biotech Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 5, 2026 expressed an adverse opinion.

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

Sales Returns – Variable Consideration

Critical Audit Matter Description

As described in Note 2 and Note 17 to the consolidated financial statements, revenue from product sales includes estimates of variable consideration related to expected product returns, which are subject to a constraint to ensure it is probable that a significant reversal of revenue recognized will not occur. Provisions for sales returns are recognized for such expected sales returns. As of December 31, 2025, the Company's accrued liabilities associated with sales returns were $37.3 million, and the Company recorded $31.6 million of reductions to gross product sales related to variable consideration during 2025.

Auditing the Company's estimate of variable considerations related to sales returns was especially challenging due to the significant judgment involved in evaluating management's assumptions. The estimate requires consideration of inventory remaining in the distribution channel at the balance sheet date that may be subject to return in future periods, as well as analyses of available data, including the shelf lives of products and historical return patterns. Changes in these assumptions could have a material impact on the amounts recorded. Accordingly, this matter required a high degree of auditor judgment and increased audit effort, and therefore, we identified the Company's estimate of variable consideration related to sales returns as a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of controls over the Company's process for estimating expected product returns. We evaluated the appropriateness of the Company's accounting policies for product returns and the reasonableness of management's application of those policies.

We tested the completeness and accuracy of the data used in estimating the sales returns and evaluated the mathematical accuracy of management's calculation. In evaluating key assumptions, we inspected inventory quantity data obtained from significant counterparties within the distribution channel around the balance sheet date and evaluated relevant data from third-party sources to assess expected return patterns. We performed a retrospective review by comparing prior-period estimates to actual returns and also evaluated subsequent returns occurring after the balance sheet date to assess the appropriateness of the provisions. Additionally, we developed an independent expectation using historical sales and return data, product shelf-life characteristics, and other relevant information to evaluate the reasonableness of management's estimate.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Critical Audit Matter Description

As described in Note 2 and Note 12 to the consolidated financial statements, the Company's goodwill and indefinite-lived intangible assets balances were $12.6 million and $67.5 million as of December 31, 2025, respectively. The Company recorded impairment losses of $15.7 million for goodwill and $49.8 million for indefinite-lived intangible assets during the year ended December 31, 2025. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or circumstances indicate that the carrying value of a reporting unit or indefinite-lived intangible asset may exceed its estimated fair value. If the carrying value exceeds the fair value, an impairment charge is recognized equal to the excess of the carrying value of the reporting unit over its fair value for goodwill, or the excess of the carrying value of the intangible assets over the fair value for indefinite-lived intangible assets. The Company determined the fair value using the income approach.

Auditing management’s impairment assessment for goodwill and indefinite-lived intangible assets was complex and involved a high degree of auditor judgment due to the significant assumptions used in estimating the fair values of the reporting unit and intangible assets. In particular, the fair value estimates were sensitive to changes in key assumptions, including projected revenue, projected earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins, and the discount rate. In addition, the audit involved the use of valuation professionals with specialized skills and knowledge.

How We Addressed the Matter in Our Audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of controls over the Company's process for impairment of goodwill and indefinite-lived intangible assets. We evaluated the appropriateness of the Company's accounting policies for impairment of goodwill and indefinite-lived intangible assets and the reasonableness of management's application of those policies.

We evaluated the professional competence and objectivity of management's valuation experts, evaluated the Company's valuation methodologies and significant assumptions used by management and tested the completeness and accuracy of the underlying data supporting the significant assumptions. We evaluated the reasonableness of the significant assumptions related to the revenue projections, EBITDA margin, and discount rate by considering the consistency with external market and industry data and whether the assumptions were consistent with evidence obtained in other areas of the audit. We involved our internal valuation specialists to review the Company's valuation methodologies and certain assumptions used in determining the fair value estimates. We also assessed the adequacy of the related disclosures in the consolidated financial statements.

Impairment of Property, Plant and Equipment

Critical Audit Matter Description

As described in Note 2 and Note 8 to the consolidated financial statements, the Company recorded property, plant and equipment impairment losses of $137.6 million during the year ended December 31, 2025. The Company identified impairment indicators on certain property, plant and equipment impairment and performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continuous use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flow, the Company measured the impairment amount by estimating the fair value of the assets. The Company determined the fair value using the income approach.

Auditing the Company's estimate of fair value related to the impairment of property, plant and equipment is a critical audit matter since it involves subjective and complex auditor judgement, increased audit effort, and the use of professionals with specialized skill and knowledge. The related audit effort in evaluating management's judgments in determining the cash flow forecasts to be utilized was complex, subjective, and challenging, and required a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of controls over the Company's process for impairment of property, plant and equipment. We evaluated the appropriateness of the Company's accounting policies for impairment of property, plant and equipment and the reasonableness of management's application of those policies.

We evaluated the professional competence and objectivity of management's valuation experts, evaluated the fair value assessment performed by management and management's specialist, including the methodology and assumptions used in applying the income approach. We involved our internal valuation specialists to assist in evaluating the Company's methodology to determine the fair value, and the discount rate by comparing it to a discount rate that was independently developed using observable market information. We also tested the underlying data used to determine the projected future cash flows, evaluated the reasonableness of future cash flows by comparing forecasted amounts to historical performance, performed physical observations, and assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ Zhonghua Certified Public Accountants LLP

We have served as the Company's auditor since 2025.

Shanghai, China

June 5, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sinovac Biotech Ltd.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Sinovac Biotech Ltd. and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses throughout the Company's internal control over financial reporting related to (i) entity-level controls related to governance and oversight, and (ii) financial reporting controls associated with preparation and recording of certain accounting entries, consolidation adjustments, financial statement presentation and disclosures, and the completeness and accuracy of information produced by the entity. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated June 5, 2026 on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows of the Company, and our report dated June 5, 2026 expressed an unqualified opinion.

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

/s/ Zhonghua Certified Public Accountants LLP

Shanghai, China

June 5, 2026

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(Expressed in thousands of U.S. dollars, except for number of shares and per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$488,248	$335,273
Restricted cash	668,181	266,944
Short-term investments	5,483,073	9,613,328
Accounts receivable, net of allowance of $29,047 and $23,995 as of December 31, 2025 and 2024, respectively	286,344	300,887
Inventories	94,309	96,920
Prepaid expenses and other current assets	17,600	15,721
Income tax receivable	4,225	4,011
Amounts due from related parties	22,518	11,431
Total current assets	7,064,498	10,644,515
Property, plant and equipment, net	706,059	880,968
Prepaid land use rights, net	62,172	61,525
Intangible assets, net	77,679	122,579
Long-term investments	512,324	491,349
Prepayments for acquisition of equipment	2,138	1,340
Deferred tax assets	41,520	37,373
Operating lease right-of-use assets	10,435	16,024
Other non-current assets	18,282	20,488
Goodwill	12,604	27,508
Amounts due from related parties	34,014	33,612
Total non-current assets	1,477,227	1,692,766
Total assets	$8,541,725	$12,337,281
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$229,374	$211,919
Accounts payable and accrued liabilities	604,676	802,996
Income tax payable	30,687	207,718
Deferred revenue	11,265	12,211
Deferred government grants, current	3,035	1,728
Dividend payable	657,856	212,960
Operating lease liabilities, current	2,118	2,366
Amounts due to related parties	1,354	—
Total current liabilities	1,540,365	1,451,898
Deferred government grants, non-current	5,892	4,843
Long-term bank loans	265,484	163,840
Deferred tax liabilities	325,068	410,049
Operating lease liabilities, non-current	8,640	13,198
Other non-current liabilities	24	23
Total long-term liabilities	605,108	591,953
Total liabilities	$2,145,473	$2,043,851
Commitments and contingencies (notes 19 and 26)
EQUITY
Common stock ($0.001 par value; 100,000,000 shares authorized;
71,860,702 and 71,860,702 shares issued and outstanding
as of December 31, 2025 and 2024, respectively)	$72	$72
Additional paid-in capital	550,168	550,168
Accumulated other comprehensive loss	(513,252)	(707,806)
Statutory surplus reserves	1,586,013	1,581,467
Retained earnings	2,815,942	6,838,357
Total Sinovac shareholders' equity	4,438,943	8,262,258
Non-controlling interests	1,957,309	2,031,172
Total equity	6,396,252	10,293,430
Total liabilities and equity	$8,541,725	$12,337,281

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	For the year ended December 31,
	2025	2024	2023
Sales	$386,013	$361,374	$470,170
Cost of sales	124,032	140,688	146,853
Gross profit	261,981	220,686	323,317
Selling, general and administrative expenses	332,979	420,922	598,250
Provision for credit losses	4,144	12,306	2,638
Research and development expenses	216,180	270,661	350,187
Loss on disposal and impairment of property, plant and equipment	137,235	30,279	108,722
Loss on impairment of intangible assets	49,922	—	—
Loss on impairment of goodwill	15,686	—	—
Government grants recognized in income	(4,035)	(7,947)	(22,497)
Total operating expenses	752,111	726,221	1,037,300
Operating loss	(490,130)	(505,535)	(713,983)
Interest and financing expenses	(9,819)	(5,637)	(4,941)
Interest income	33,281	29,073	87,122
Share of losses from equity method investments	(4,036)	(2,700)	(11,461)
Other income, net	208,602	527,636	558,776
(Loss) income before income taxes	(262,102)	42,837	(84,487)
Income tax benefit (expense)	63,266	(2,181)	(36,371)
Net (loss) income	(198,836)	40,656	(120,858)
Less: net loss attributable to non-controlling interests	(139,156)	(50,249)	(107,367)
Net (loss) income attributable to common shareholders of Sinovac	$(59,680)	$90,905	$(13,491)

Earnings (loss) per share
Basic net (loss) income per share	(0.83)	1.27	(0.19)
Diluted net (loss) income per share	(0.83)	1.27	(0.19)
Weighted average number of shares of common stock outstanding
– Basic	71,860,702	71,860,702	71,830,233
– Diluted	71,860,702	71,860,702	71,850,096

Net (loss) income	$(198,836)	$40,656	$(120,858)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	273,972	(223,857)	(277,710)
Unrealized gain (loss) on available-for-sale investments	6,729	(10,619)	8,779
Comprehensive income (loss)	81,865	(193,820)	(389,789)
Less: comprehensive loss attributable to non-controlling interests	(53,009)	(140,337)	(214,146)
Comprehensive income (loss) attributable to shareholders of Sinovac	$134,874	$(53,483)	$(175,643)

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. dollars, except number of shares data)

	Common stock		Additional paid-in	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2024	71,860,702	$72	$550,168	$(707,806)	$1,581,467	$6,838,357	$8,262,258	$2,031,172	$10,293,430
Declaration of dividends	—	—	—	—	—	(3,958,189)	(3,958,189)	(20,854)	(3,979,043)
Other comprehensive income	—	—	—	194,554	—	—	194,554	86,147	280,701
Net loss	—	—	—	—	—	(59,680)	(59,680)	(139,156)	(198,836)
Transfer to statutory surplus reserves	—	—	—	—	4,546	(4,546)	—	—	—
Balance, December 31, 2025	71,860,702	$72	$550,168	$(513,252)	$1,586,013	$2,815,942	$4,438,943	$1,957,309	$6,396,252

	Common stock		Additional paid-in	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2023	71,860,702	$72	$550,168	$(563,418)	$1,539,584	$6,789,335	$8,315,741	$3,326,734	$11,642,475
Declaration of dividends	—	—	—	—	—	—	—	(1,155,225)	(1,155,225)
Other comprehensive loss	—	—	—	(144,388)	—	—	(144,388)	(90,088)	(234,476)
Net income (loss)	—	—	—	—	—	90,905	90,905	(50,249)	40,656
Transfer to statutory surplus reserves	—	—	—	—	41,883	(41,883)	—	—	—
Balance, December 31, 2024	71,860,702	$72	$550,168	$(707,806)	$1,581,467	$6,838,357	$8,262,258	$2,031,172	$10,293,430

	Common stock		Additional paid-in	Accumulated other comprehensive	Statutory surplus	Retained	Total Sinovac shareholders'	Non- controlling	Total
	Shares	Amount	capital	income (loss)	reserves	earnings	equity	interests	equity
Balance, December 31, 2022	71,724,902	$72	$549,492	$(401,266)	$1,538,013	$6,804,397	$8,490,708	$3,752,587	$12,243,295
Exercise of stock options	135,800	—	676	—	—	—	676	—	676
Declaration of dividends	—	—	—	—	—	—	—	(211,707)	(211,707)
Other comprehensive loss	—	—	—	(162,152)	—	—	(162,152)	(106,779)	(268,931)
Net loss	—	—	—	—	—	(13,491)	(13,491)	(107,367)	(120,858)
Transfer to statutory surplus reserves	—	—	—	—	1,571	(1,571)	—	—	—
Balance, December 31, 2023	71,860,702	$72	$550,168	$(563,418)	$1,539,584	$6,789,335	$8,315,741	$3,326,734	$11,642,475

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. dollars)

	For the year ended December 31,
	2025	2024	2023
Operating activities
Net (loss) income	$(198,836)	$40,656	$(120,858)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
- Deferred income taxes	(89,911)	(56,406)	(17,409)
- Inventory provision	30,595	37,112	49,792
- Provision for credit losses	4,144	12,306	2,638
- Loss on disposal and impairment of property, plant and equipment	137,235	30,279	108,722
- Loss on impairment of intangible assets	49,922	—	—
- Loss on impairment of goodwill	15,686	—	—
- Depreciation of property, plant and equipment	97,446	110,227	157,446
- Amortization of prepaid land use rights	2,261	2,257	2,288
- Amortization of intangible assets	1,331	1,052	998
- Non-cash operating lease expense	2,626	5,252	8,169
- Accretion of discounts on investments	(3,935)	(14,070)	(10,126)
- Share of losses from equity method investments, net of dividends received	6,716	2,700	11,461
- Investment and interest income	(190,814)	(104,797)	(292,379)
Changes in operating assets and liabilities:
- Accounts receivable	24,267	87,733	41,405
- Inventories	(23,019)	(665)	(14,862)
- Income tax receivable and payable	(177,168)	11,354	113,063
- Prepaid expenses and other current assets	2,100	7,961	13,884
- Deferred revenue	(1,463)	(14,443)	2,233
- Accounts payable and accrued liabilities and other current liabilities	(195,397)	(210,888)	95,887
- Deferred government grants	2,774	(144)	(11,271)
- Other non-current assets and liabilities	(8,744)	(4,367)	(2,436)
Net cash (used in) provided by operating activities	(512,184)	(56,891)	138,645
Investing activities
- Purchase of investments	(6,218,953)	(4,865,159)	(4,918,373)
- Proceeds from maturity and sales of investments	10,673,092	5,594,972	2,513,972
- Proceeds from disposal of equipment	409	160	53
- Proceeds from dissolution of subsidiary	181	—	—
- Loan to service vendors	—	—	(4,731)
- Repayments received on loans made to service vendors	—	4,655	—
- Loan to related parties	—	(33,754)	—
- Purchase of property, plant and equipment	(48,917)	(95,960)	(156,165)
- Prepaid land use rights	(235)	—	—
- Acquisition of intangible assets	(203)	(1,627)	(40)
- Purchase of equity method investments	(4,755)	(46,733)	(133,767)
- Distributions of equity method investees	1,699	—	—
- Acquisition of business, net of cash acquired	(14,148)	(100,195)	—
Net cash provided by (used in) investing activities	4,388,170	456,359	(2,699,051)
Financing activities
- Proceeds from bank loans	318,401	204,775	243,395
- Repayments of bank loans	(218,763)	(81,728)	(308)
- Proceeds from exercise of stock options	—	—	676
- Cash paid for dividends	(3,534,344)	(946,997)	(328,080)
- Repayments of loan from a non-controlling shareholder	—	—	(4,237)
Net cash used in financing activities	(3,434,706)	(823,950)	(88,554)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	112,932	(102,423)	(108,846)
Increase (decrease) in cash and cash equivalents and restricted cash	554,212	(526,905)	(2,757,806)
Cash and cash equivalents and restricted cash, beginning of year	602,217	1,129,122	3,886,928
Cash and cash equivalents and restricted cash, end of year	$1,156,429	$602,217	$1,129,122
Supplemental disclosures of non-cash investing activities:
Increase in payables for acquisition of a subsidiary	$—	$14,040	$—
Increase in payables for acquisition of equity method investments	$455	$2,563	$—
Acquisition of fixed assets included in accounts payable and accrued liabilities	$6,149	$—	$—
Supplemental disclosures of cash flow information:
Cash paid for interest	$9,686	$5,801	$4,590
Cash paid (received) for income taxes (i)	$186,482	$47,074	$(58,539)

(i) For the year ended December 31, 2025, income taxes paid amounted to $183,479 in Chinese Mainland, and $3,003 in jurisdictions outside Chinese Mainland.

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. Description of Business

Sinovac Biotech Ltd. ("Sinovac") is an Antigua and Barbuda incorporated holding company. Together with its wholly-owned and controlled subsidiaries (collectively referred to as the "Company"), it operates as a fully integrated China-based biopharmaceutical company that focuses on the research and development, manufacturing, and commercialization of vaccines for the prevention of human infectious diseases, including certain diseases with significant unmet medical needs. The Company has successfully developed a comprehensive vaccine portfolio covering hepatitis A, hepatitis B, hand, foot and mouth disease ("HFMD") caused by enterovirus 71 ("EV71"), seasonal and pandemic influenza, COVID-19, pneumococcal disease, poliomyelitis, mumps, varicella, rabies and tetanus.

As of December 31,2025 and 2024, the Company's significant subsidiaries are as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership as of December 31, 2025	Percentage of ownership as of December 31, 2024	Principal activities
Sinovac Biotech (Hong Kong) Limited ("Sinovac Hong Kong")	October 2008	Hong Kong SAR, China	100.00%	100.00%	International sales and marketing
Sinovac Biotech Co., Ltd. ("Sinovac Beijing")	April 2001	People's Republic of China ("PRC")	73.09%	73.09%	Research and development, production and sales of vaccine products
Sinovac Life Sciences Co., Ltd. ("Sinovac LS") (formerly Sinovac Research & Development Co., Ltd.)	May 2009	PRC	59.24%	59.24%	Research and development, production and sales of vaccine products
Sinovac (Dalian) Vaccine Technology Co., Ltd. ("Sinovac Dalian")	January 2010	PRC	68.00%	68.00%	Research and development, production and sales of vaccine products
Sinovac Biomed Co., Ltd. ("Sinovac Biomed")	April 2015	PRC	100.00%	100.00%	Distribution of vaccine products
Sinovac Holding Group Co., Ltd. ("Sinovac Beijing Holding")	June 2024	PRC	100.00%	100.00%	Regional holding company
Sinovac Business Services (Dalian) Co., Ltd.	January 2024	PRC	100.00%	100.00%	Shared Service Center
Sinovac Biotech (Singapore) Pte. Ltd. ("Sinovac Singapore")	August 2020	Singapore	100.00%	100.00%	International sales and marketing
Sinovac (Chengdu) Biotech Co., Ltd. ("Sinovac Chengdu")	September 2024	PRC	100.00%	100.00%	Research and development, production and sales of vaccine products

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Sinovac Biotech Ltd. and its wholly owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

Use of Estimates

In preparation of the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include provision for sales returns, allowance for credit losses, inventory provisions, the useful lives of long-lived assets, impairment of long-lived assets, fair value of stock-based compensation, the incremental borrowing rate ("IBR") used in the measurement of right-of-use lease assets and lease liabilities, fair values of investments and other financial instruments, and realizability of deferred tax assets. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. The actual results that the Company experiences may differ materially from these estimates.

Business Combinations

The Company accounts for its business combinations using the acquisition method in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations. The acquisition method requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Non-controlling interests

For the Company's non-wholly owned subsidiaries, a non-controlling interests is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company's consolidated balance sheets and have been separately disclosed in the Company's consolidated statements of operations and comprehensive income (loss) to distinguish the interests from those attributable to the Company.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

Restricted cash is cash held as collateral for transactions the Company has entered into, cash and cash equivalents to be paid under the Company's Employee Incentive Plan, and cash deposited into escrow accounts in connection with declared dividends and interest.

Investments

Equity method investments

Investments in joint ventures and corporate entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise maintain control, are accounted for under the equity method of accounting in accordance with ASC Topic 323, Investments—Equity Method Investments and Joint Ventures ("ASC 323"). Under the equity method, the Company initially records its investment at cost and the difference between the cost of an equity method investment and the Company's proportionate share of the underlying net assets of the investee is included in the carrying amount of the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of its investment to recognize the Company's proportionate share of each equity investee's net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support. Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. No impairment charges were recognized in the years ended December 31, 2025 and 2023. An impairment charge of an immaterial amount was recognized in the year ended December 31, 2024.

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

The Company accounts for debt investments in accordance with ASC Topic 320, Investments—Debt Securities ("ASC 320"). The Company classifies the investments in debt as "held-to-maturity," "trading" or "available-for-sale," whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in earnings. Any realized gains or losses on the sale of the short-term investments are determined using the first-in, first-out ("FIFO") method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and as stated at amortized cost adjusted for amortization of premiums and accretion of discounts to maturity. The Company has elected an accounting policy under ASC 326‑20‑45‑5 to present accrued interest receivable, net of allowance for credit losses, within the held-to-maturity debt investments in the consolidated balance sheets, rather than as a separate line item. The securities are subjected to the current expected credit losses (CECL) impairment model, which requires the immediate recognition of estimated expected credit losses over the life of the financial instrument. The estimate of expected credit losses considers not only historical information, but also current and future economic conditions and events. No expected credit loss was recognized as of December 31, 2025 and 2024.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets. Available-for-sale debt securities are reviewed for impairment by determining whether the decline in their market value below carrying value is other-than-temporary. No other-than-temporary impairments and credit losses were recognized as of December 31, 2025 and 2024.

Accounts Receivable, Net

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, and are recorded net of allowance for credit losses. The Company adopted accounts for allowance for credit losses in accordance with ASC Topic 326, Credit Losses ("ASC 326"), which requires the measurement and recognition of expected credit losses for financial assets held at amortized costs. The Company estimates an allowance for credit losses based on historical experience, the age of the accounts receivable balances, credit quality of the Company's customers, current economic conditions and other factors that may affect its customers' ability to pay. The Company adopted the ASU 2025-05 prospectively effective on January 1, 2024, which allows an entity to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials, work in progress and finished goods is determined on a weighted-average cost basis and includes direct material, direct labor and overhead costs. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and other costs necessary to make the sale. For work in progress and raw materials, net realizable value reflects estimated selling price of finished goods less costs to complete and sell. In addition, inventories that are not expected to be sold or consumed within the Company's normal operating cycle are classified as other non-current assets.

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

Property, Plant and Equipment, Net

Property, plant and equipment are recorded at cost. Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Equipment purchased for specific research and development projects with no alternative use are expensed. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are recorded in gain or loss on disposal and impairment of property, plant and equipment included in the consolidated statements of operations and comprehensive income (loss).

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Plant and buildings	10 to 30 years
Machinery and equipment	3 to 10 years
Motor vehicles	4 to 7 years
Office equipment and furniture	3 to 10 years
Leasehold improvements	Lesser of useful lives or term of lease
Land	Indefinite

Property, plant and equipment with indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets may be impaired.

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

The costs of acquiring and developing computer software for internal use are capitalized as intangible assets. Computer software related intangible assets are amortized over 3 to 10 years.

The Company recognizes in-process research and development (IPR&D) assets acquired in a business combination at fair value as of the acquisition date and subsequently accounts for them as indefinite-lived intangible assets until completion or abandonment of the associated R&D efforts. The subsequent R&D expenditures related to the acquired IPR&D intangible assets were expensed as incurred. IPR&D are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets may be impaired.

Impairment of Long-Lived Assets with definite lives

Long-lived assets with definite lives, including property, plant and equipment, right-of-use assets, and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable from the future undiscounted net cash flows expected to be generated by the asset group. An asset group is identified as assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value, based on the discounted net future cash flows or other appropriate methods, such as comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgment had been utilized, the timing or the amount of any impairment charges could be materially different.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill ("ASC 350-20"), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

Application of a goodwill impairment test requires significant management judgment and estimation, such as identification of reporting units, estimating the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the carrying values and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to be reversed. A valuation allowance is provided if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the amount that is greater than 50% likely of being realized upon settlement. The Company recognizes a change in available facts after the reporting date but before issuance of the financial statements in the period when the change in facts occur. Liabilities associated with uncertain tax positions are classified as long−term unless expected to be settled within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets.

Value-added Taxes

The Company's PRC subsidiaries are subject to value-added taxes ("VAT") on the services and products except for biological products, less any deductible VAT the Company has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Company. Revenue from sales of products and provision of services are generally subject to VAT at the rate of 6% to 13% and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accounts payable and accrued liabilities, and the excess of input VAT over output VAT is reflected in prepaid expenses and other current assets and other non-current assets in the consolidated balance sheets. The Company was subject to the simplified VAT method for biological products at the rate of 3% without any deductible input VAT for PRC subsidiaries which was eligible for the VAT preferential policy.

Revenue from Contracts with Customers

Revenue is recognized at a point in time when the performance obligation is satisfied, typically upon delivery, where control of promised goods is transferred to the Company's customers. The Company recognizes revenues from the sales of products under the government stockpiling program when cash has been received and either (a) the products have expired and we obtained government approval of destruction; or (b) the products are delivered per government instruction.

Net product sales are recognized net of provisions for sales returns. Provisions for sales returns are recorded based on contractual terms, the estimate of returns for products sold during the period, and other relevant considerations, using the expected value method or the most likely amount method. Provisions for sales returns are estimated based on historical return data and shelf lives of products as well as inventory levels in distribution channels. We update the estimates periodically and record necessary adjustments in the period when such adjustments are identified. Revenue, net of provisions, is recorded only to the extent that a significant reversal in the amount of cumulative revenue recognized is not probable when the uncertainty associated with the provisions is subsequently resolved. Shipping and handling activities are considered fulfillment activities and not a separate performance obligation. Taxes assessed by governmental authorities that are imposed on and collected from the product sales are excluded from net product sales.

Payment terms generally range from three to twelve months, in line with customary practices in each country. However, for certain contracts, there may be a timing difference between revenue recognition and payment receipt. The Company has evaluated these arrangements and concluded that the significant financing component is immaterial to the financial statements.

For the years ended December 31, 2025, 2024 and 2023, the Company did not have any significant incremental costs of obtaining contracts with customers or costs incurred in fulfilling contracts with customers that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have contract assets since revenue is recognized as control of goods is transferred and the Company has an unconditional right to the consideration since payment is due based only upon the passage of time.

Contract liabilities are generally related to government stockpiling programs and advances received from customers, which are reflected in deferred revenue. For advances received from customers, the Company generally receives up-front payments from overseas customers prior to the transfer of control of the goods. Revenue is recognized when control of the goods is transferred to the customer. If the up-front payments are received but control has not yet been transferred, the amounts are recorded as deferred revenue and recognized as revenue upon the transfer of control.

Cost of Sales

Cost of sales includes cost of raw materials, production, and manufacturing overhead costs associated with the Company's product sales during the period. Cost of sales includes inventory provisions for excess, obsolete, or expired inventory. Cost of sales also includes costs associated with underutilized manufacturing capacity. For the year ended December 31, 2025, the Company recognized $11,575 of costs related to underutilized manufacturing capacity (2024 - $17,198, 2023 - $17,300).

Shipping and Handling

Shipping and handling fees billed to customers are included in sales. Costs related to shipping and handling are recognized in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). For the year ended December 31, 2025, $11,620 of shipping and handling costs was included in selling, general and administrative expenses (2024 - $7,098, 2023 - $7,631).

Advertising Expenses

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising costs were $1,168 for the year ended December 31, 2025 (2024 - $1,020, 2023 - $1,883).

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

Under certain R&D arrangements with third parties, the Company may be required to make payments that are contingent on the achievement of specific development, regulatory and/or commercial milestones. Before a product receives regulatory approval, license fees and milestone payments made to third parties are expensed as incurred. License fees and milestone payments made to third parties after regulatory approval received are capitalized as intangible assets, and amortized over the remaining life of the agreement with third parties.

Government Grants

Government grants received from the PRC government by the PRC operating subsidiaries of the Company are recognized when there is reasonable assurance that the amount is receivable and all the conditions specified in the grant have been met. Government grants for specific R&D projects are recorded as deferred government grants upon receipt and are recognized in income when the attached conditions are met. Other subsidies are recognized as government grants upon receipt as further performance is not required. Government grants relate to property, plant and equipment are deferred and recognized as a reduction of the related depreciation and amortization expense over the same periods in which the underlying assets are depreciated.

Retirement and Other Post-retirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company has no legal obligation for the benefits beyond the contributions. Total amounts for employee retirement and other post-retirement benefits incurred was $13,864 for the year ended December 31, 2025 (2024 - $21,537, 2023 - $37,710).

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

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

At the transaction date, each asset, liability, revenue and expense is initially measured into the functional currency by the use of the exchange rate in effect at that date. At each period end, foreign currency monetary assets, and liabilities are re-measured into the functional currency by using the exchange rate in effect at the balance sheet date. The Company recognized foreign exchange loss of $109,787 for the year ended December 31, 2025 (2024 - gain $61,377, 2023 - gain $75,751).

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

Comprehensive Income (Loss)

The Company's comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) including foreign currency translation adjustments and unrealized gain (loss) on available-for-sales investments.

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

Fair Value Measurements on a Recurring Basis

Fair value of mutual funds classified as equity securities is measured based on quoted prices in active markets. Fair value of financial institution products other than mutual funds, which is classified as available-for-sale debt investments, is measured based on significant other observable inputs. There were no transfers between fair value measurements levels for the years ended December 31, 2025, 2024 and 2023.

Fair Value Measurements on a Nonrecurring Basis

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. No impairment losses were recognized for the years ended December 31, 2025, 2024 and 2023.

The Company also measures property, plant and equipment and intangible assets at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair value of the asset or asset group is determined using income approach or market approach with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group. The impairment of long-lived assets for the years ended December 31, 2025, 2024 and 2023 was disclosed in Note 8 and 10.

The Company tested for impairment of goodwill and IPR&D from acquisition on an annual basis as of December 31, and in between annual tests when the impairment indicators occur. The quantitative impairment test consists of a comparison of the fair value of the reporting unit and the asset with the carrying amount. The impairment of goodwill and IPR&D for the year ended December 31, 2025 was disclosed in Note 12.

Fair Value of Financial Instruments

The carrying values of cash equivalents, restricted cash, short term held-to-maturity debt securities, accounts receivable, accounts payable, accrued liabilities, short-term bank loans and the current portion of long-term debt approximate their fair value because of their short-term nature. And the carrying amounts of long-term held-to-maturity debt investments and bank loans approximate fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments.

Assets and liabilities measured on a recurring basis or disclosed at fair value as of December 31, 2025 and 2024 are summarized below:

	Fair value measurement or disclosure
	at December 31, 2025 using
Fair value measurements on a recurring basis	Total	Level 1	Level 2	Level 3
Short-term investments:
Available-for-sale debt investments (a)	$110,868	$—	$110,868	$—
Equity securities (b)	312,883	312,883	—	—
Total recurring fair value measurements	$423,751	$312,883	$110,868	$—

	Fair value measurement or disclosure
	at December 31, 2024 using
Fair value measurements on a recurring basis	Total	Level 1	Level 2	Level 3
Short-term investments:
Available-for-sale debt investments (a)	$2,134,316	$—	$2,134,316	$—
Equity securities (b)	712,181	712,181	—	—
Total recurring fair value measurements	$2,846,497	$712,181	$2,134,316	$—

(a) Available-for-sale debt investments primarily consist of corporate bonds, mortgage-backed securities ("MBS"), asset-backed securities ("ABS"), and government-related bonds.

(b) Equity securities measured at fair value primarily consist of mutual funds.

Certain investments that are measured at fair value using net asset value as a practical expedient under ASC 820 have not been categorized in the fair value hierarchy. As of December 31, 2025 and 2024, the fair value of these assets are $2,804 million and $5,117 million.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2025:

December 31, 2025	Fair value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period	Expected Liquidation Term	Redemption Provisions
Collective investment schemes not subject to redemption restrictions	$1,547,926	N/A	Three times weekly	N/A	N/A	No other material restrictions on redemption
Collective investment schemes subject to redemption restrictions	14,696	N/A	Three times weekly	N/A	N/A	14-day lock-up for new subscriptions
Single-investor trust products not subject to redemption restrictions	778,465	N/A	Daily or three times weekly	Varies, up to 5-business-day	N/A	No other material restrictions on redemption
Single-investor trust products subject to redemption restrictions	2,427	N/A	Daily	N/A	N/A	180-calendar-day lock-up for new subscriptions
Others	460,839	N/A	Daily	N/A	N/A	No other material restrictions on redemption
	$2,804,353

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. In 2025, foreign exchange loss is $109,787 (2024 gain - $61,377, 2023 gain - $75,751). As of December 31, 2025, cash and cash equivalents of $88,080 (RMB616 million) is denominated in RMB (2024 - $148,827 (RMB1,086 million)).

Currency Convertibility Risks

Substantially all of the Company's operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place through the banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the relevant regulatory institutions requires submitting a payment application form together with other information such as suppliers' invoices, shipping documents and signed contracts.

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

Concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. The Company's customers are mainly various government agencies in China. For the year ended December 31, 2025, Pan American Health Organization ("PAHO") accounted for approximately 18% of the total sales. No single customer of the Company accounted for more than 10% of the total sales for the years ended December 31, 2024 and 2023. As of December 31, 2025 and 2024, no single customer of the Company accounted for more than 10% of the total accounts receivable. To manage credit risk, the Company performs ongoing credit evaluations of customers' financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Interests of the interest-bearing loans are charged at variable rates based on the benchmark rates published by People's Bank of China (note 13).

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

Recently Issued Accounting Standards

Adopted

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities ("PBEs") to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If a PBE is not domiciled in the United States, the federal (national) income tax rate in such entity's jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation into the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU's guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Company adopted the ASU on January 1, 2025, prospectively. The Company updated the disclosure in accordance with the requirements in ASC 740-10-50-12 in 2025.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10"), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company adopted the ASU 2025-10 effective January 1, 2025, with prospective application. The adoption did not have a material impact on the Company's consolidated financial statements or related disclosure.

Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in the Company's consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

All other newly issued accounting pronouncements that are not yet effective have been deemed either immaterial or not applicable.

Reclassification

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

3. Cash, Cash Equivalents, and Restricted Cash

	December 31,
	2025	2024
Cash and Cash Equivalents	$488,248	$335,273
Restricted Cash	668,181	266,944
Cash, Cash Equivalents and Restricted Cash	$1,156,429	$602,217

As of December 31, 2025, the balance of $668,181 (2024 - $266,944) represents cash collateral held as guarantee for sales contracts in amount of $4,889 (2024 - $2,526), represents cash deposited into escrow accounts in connection with declared dividends and interest in amount of $662,894 (2024 - $nil), and also represents cash and cash equivalents to be paid under the Trust for Incentive in amount of $398 (2024 - $264,418).

4. Investments

The Company's investments consist primarily of held-to-maturity debt investments, available-for-sale debt investments, equity security investments, and equity method investments. Certain investments in private investment funds aggregating $460,839 and $422,733 were held through two trusts as of December 31, 2025 and 2024, respectively. The Company had the direct ability to control these trusts, as the trustees were required to act in accordance with the trust deed and the Company had the power to direct the activities of these trusts. Accordingly, both trusts were consolidated into the Company's consolidated financial statements. During the years ended December 31, 2025, 2024 and 2023, the Company recorded interest and investment income from these two trusts of $3,214, $14,692 and $32,334 in the consolidated statements of operations, respectively.

Held-to-maturity debt investments primarily consist of time deposits and structured bank deposits placed with financial institutions. Deposits with original maturities of less than one year are classified as short-term investments, while deposits with contractual maturities of greater than one year and less than five years are classified as long-term investments. The Company has both the positive intent and the ability to hold these investments to maturity.

Available-for-sale debt investments consist primarily of corporate bonds, mortgage-backed securities ("MBS"), asset-backed securities ("ABS"), government-related bonds, and other similar debt instruments. Management considers these investments to be available to support the Company's near-term liquidity and operational needs. Accordingly, these investments are generally classified as short-term.

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

Short-term investments

As of December 31, 2025 and 2024, the Company's short-term investments were comprised of held-to-maturity debt investments, available-for-sale debt investments and equity securities. The carrying value of short-term investments as of December 31, 2025 and 2024 approximate their fair value.

As of December 31, 2025 and 2024, the Company's amortized cost of held-to-maturity debt investments was $2,254,968 and $1,649,810, respectively. Accrued interest receivable on held-to-maturity debt investments included in held-to-maturity debt investments, net of $nil

(2024 - $nil) allowance for credit losses, was $23,383 and $23,944 as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded interest and investment income from its held-to-maturity debt investments of $80,855, $66,282 and $50,425 in the consolidated statements of operations, respectively.

As of December 31, 2025 and 2024, the Company's amortized cost of available-for-sale investments was $113,280 and $2,143,457, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company's unrealized gain (loss) of available-for-sale investments was gain $6,729, loss $10,619 and gain $8,779, respectively. The gross proceeds from sales of available-for-sale investments were $2,166,763, $nil and $nil, respectively. The amounts of gain on disposal of available-for-sale investments were $182,714, $nil and $nil, respectively. The amounts of unrealized gain (loss) on available-for-sale investments reclassified out of accumulated other comprehensive income into investment income were loss $4,954, $nil and $nil respectively. The cost basis of available-for-sale investments disposed is determined using the FIFO method.

The Company's short-term equity securities include investments in private investment funds and mutual funds. During the years ended December 31, 2025, 2024 and 2023, the Company recorded interest and investment income from its short-term equity securities of $99,213, $302,366 and $308,860 in the consolidated statements of operations, respectively, of which loss $233,796, gain $107,795 and gain $282,246 were recorded as unrealized gain (loss) for the years ended December 31, 2025, 2024 and 2023, respectively.

Short-term investments classification as of December 31, 2025 and 2024 were shown as below:

	December 31,
	2025	2024
Held-to-maturity debt investments	$2,254,968	$1,649,810
Available-for-sale debt investments	110,868	2,134,316
Equity securities	3,117,237	5,829,202
Total short-term investments	$5,483,073	$9,613,328

Long-term investments

The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	December 31,
	2025	2024
Held-to-maturity debt investment	$224,421	$206,885
Equity method investments	281,762	278,384
Private equity investments without readily determinable fair values	6,141	6,080
Total long-term investments	$512,324	$491,349

Long-term held-to-maturity debt investments

As of December 31, 2025 and 2024, the Company's amortized cost of held-to-maturity debt investments was $224,421 and $206,885, respectively. Accrued interest receivable on held-to-maturity debt investments included in held-to-maturity debt investments, net of $nil (2024 - $nil) allowance for credit losses, was $2,229 and $1,385 as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded interest and investment income from its long-term held-to-maturity investment of $7,478, $26,418 and $9,760 in the consolidated statements of operations, respectively.

Equity method investments

		Equity method investment balance		Share of earnings (losses) from equity method investments
		December 31,		For the year ended December 31,
	Ownership Percentage	2025	2024	2025	2024
SKY Biologics Co., Ltd	45.00%	$76,790	$93,281	$(16,492)	$(7,895)
VIVO (Suzhou) Health Industry Investment Fund L.P.	12.50%	104,411	96,178	6,538	1,324
Vivo Innovation Fund II, L.P.	16.86%	38,856	34,216	1,785	(549)
Vivo Co-Invest (S), L.P.	100.00%	8,029	7,905	(75)	(42)
Keyvac Biyolojik Ürünler Sanayi ve Ticaret Anonim Şirketi	55.00%	34,512	28,312	4,809	4,341
Chongqing Evaheart MEDICAL Device Co., Ltd	7.06%	11,621	11,960	(846)	(922)
UPH Biopharmaceutical (Private) Limited	51.00%	—	—	—	(216)
Others		7,543	6,532	245	1,259
Total equity method investments		$281,762	$278,384	$(4,036)	$(2,700)

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

Equity investment in Chongqing Evaheart MEDICAL Device Co., Ltd.

In February 2023, Sinovac LS invested in Series A Financing of Chongqing Evaheart MEDICAL Device Co., Ltd. ("Evaheart") and recognized an equity method goodwill. The Company as a reporting issuer indirectly owns about 7.06% of Evaheart as of December 31, 2025. The Company was considered to have significant influence over Evaheart and accounts for such investment as an equity method investment in accordance with ASC 323, because the Company has veto right on significant matters and can actively participate in the operating and financing policies of Evaheart through its board of directors representation and voting rights.

Equity investment in UPH Biopharmaceutical (Private) Limited

In April 2023, Sinovac LS entered into a joint venture agreement with JW SEZ (Private) Limited and Hong Kong Tantu Co., Limited to establish UPH Biopharmaceutical (Private) Limited ("UPH") to manufacture and commercialize plasma products in Pakistan. The Company owns about 51.0% of UPH as of December 31, 2025, and accounts for such investment under the equity method in accordance with ASC 323 due to the joint control over UPH's operations through board of directors representation and voting rights. During 2024, the Company reassessed its investment of UPH and determined that the associated operational and compliance risks were no longer aligned with the Company's long-term strategic objectives. As a result, the Company decided to exit the Pakistani market and fully impaired its investment in UPH during the year, and recorded an impairment loss of $216 in 2024. The Company is currently advancing the transfer of its equity interest in UPH.

Equity investment in SKY Biologics Co., Ltd.

In August 2023, the Company through its wholly owned subsidiary Sinovac Hong Kong entered into an agreement with Keding Investment Limited, a related party of the Company, to establish SKY Biologics Co., Ltd ("SKY Biologics") to seek for investment opportunities in other biotech companies. Sinovac Hong Kong invested a total of $103 million representing 45.00% of SKY Biologics and can exercise significant influence on SKY Biologics through its voting rights and therefore, accounts for such investment under the equity method in accordance with ASC 323. Pursuant to the investment agreement, certain executive officers of the Company hold executive positions at SKY Biologics.

Equity investment in Vivo Capitals funds

During the years ended December 31, 2025, and 2024, we entered into successive investments in certain Vivo Capitals funds. As of December 31, 2025, the total committed capital contribution to VIVO (Suzhou) Health Industry Investment Fund L.P. was $143 million, with $100 million contributed and $43 million still unpaid. The remaining capital contribution was paid in May 2026. The total committed capital contribution to Vivo Innovation Fund II, L.P. was $50 million, with $41 million contributed and $9 million still unpaid. The Company holds a 100% limited partner interest in Vivo Co-Invest (S), L.P., but does not exercise control over the entity. Because pursuant to the partnership agreement, the Company, in its capacity as a limited partner, is prohibited from participating in the partnership's management, daily operations, or business activities, and has no authority to act on behalf of the partnership.

Equity investment in others

In January 2024, Sinovac Beijing, Sinovac LS and Sinovac Dalian entered into a joint venture agreement with the Bogota City Government's Health Department in Colombia to establish BogotaBio S.A.S. ("BogotaBio") to manufacture and commercialize vaccines. The Company owns about 11.24% of BogotaBio as of December 31, 2025, and accounts for this investment under the equity method in accordance with ASC 323 considering the Company can exercise significant influence on BogotaBio. As of December 31, 2025, the Company had an unpaid cash capital contribution of $3,120 (2024 - $2,632).

Private equity investments without readily determinable fair values

The Company invests in equity securities of certain companies whose securities are not publicly traded and fair value is not readily determinable and where the Company has concluded it does not have significant influence based on its ownership percentage and other factors. These investments are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In 2022, the Company, through its wholly owned subsidiary, Sinovac Hong Kong, and Sinovac Biomed, invested in companies that operate in the biotech supply chain industry. There were no impairment charges recognized on equity investments without readily determinable fair value for the years ended December 31, 2025 and 2024.

5. Trust for Incentive

In June 2022, the Company approved a long-term incentive plan in the aggregate amount of $1.4 billion for all eligible employees following the Company's successful COVID-19 vaccination campaign (the "Employee Incentive Plan"). To implement the Employee Incentive Plan, the Sinovac Trust for Incentive (the "Trust") between Sinovac LS and CITIC Trust Co., Ltd. (the "Trustee") was established.

Because the Trustee is required to act in accordance with the Trust deed and the Company has the power to direct the activities of the Trust, the Company has the ability to control the Trust. Accordingly, the Trust is consolidated into the Company's consolidated financial statements. The assets held in the Trust that are used to satisfy the Company's obligations under the Employee Incentive Plan are recorded in short-term investments and restricted cash in the amount of $315 million as of December 31, 2025 (2024 - $550 million).

The Company recognizes compensation expenses for its multi-year Employee Incentive Plan over the service periods specified in the plan, which typically align with the periods during which employees earn the bonus from the Trust. $255 million was paid under the Employee Incentive Plan during the year ended December 31, 2025 (2024 - 375 million). $99 million had been accrued as deferred compensation liability for the year ended 2025 (2024 - $244 million).

In January 2026, all principal and income under the Trust had been fully distributed.

6. Accounts Receivable, net

	December 31,
	2025	2024
Accounts receivable	$315,391	$324,882
Allowance for credit losses	(29,047)	(23,995)
Accounts receivable, net	$286,344	$300,887

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the accounts receivable balance.

The Company estimates the allowance based on historical experience, the age of the accounts receivable balances, credit quality of the Company's customers, current economic conditions, and other factors that may affect customers' ability to pay. For the years ended December 31, 2025, 2024 and 2023, additions to the allowance for credit losses and write-offs of accounts receivable were not material to the Company's consolidated financial statements.

The movements of the allowance for credit losses were as follows:

	December 31,
	2025	2024	2023
Balance at the beginning of the year	$(23,995)	$(13,438)	$(12,469)
Additions	(4,212)	(11,188)	(2,608)
Write-offs	333	107	1,262
Foreign currency translation adjustments	(1,173)	524	377
Balance at the end of the year	$(29,047)	$(23,995)	$(13,438)

The Company's maximum exposure to credit risk at the balance sheets date relating to accounts receivable is summarized as follows:

	December 31,
	2025	2024
Aging within one year, net of allowance for credit losses	$218,475	$214,548
Aging greater than one year, net of allowance for credit losses	67,869	86,339
Accounts receivable, net	$286,344	$300,887

7. Inventories

	December 31,
	2025	2024
Raw materials	$25,843	$31,589
Work in progress	38,877	37,054
Finished goods	29,589	28,277
Total inventories	$94,309	$96,920

As of December 31, 2025, inventories amounting to $3,080 that are not expected to be consumed within the Company's normal operating cycle are classified as other non-current assets (2024 - $ 3,799).

Inventory provisions, which arise from excess, obsolescence, expiry, or other factors, are recognized as a component of cost of sales within the Company's consolidated statements of operations. For the year ended December 31, 2025, the inventory provision was $30,595 (2024 – $37,112, 2023 – $49,792).

8. Property, Plant and Equipment, net

	December 31,
	2025	2024
Cost
Construction in progress	$83,151	$178,952
Plant and buildings	536,189	411,143
Machinery and equipment	576,551	560,274
Motor vehicles	4,209	4,024
Office equipment and furniture	41,842	38,971
Leasehold improvements	317,036	287,616
Land	6,851	6,234
Total cost	$1,565,829	$1,487,214
Less: accumulated depreciation	591,731	486,005
Less: accumulated impairment	268,039	120,241
Property, plant and equipment, net	$706,059	$880,968

As of December 31, 2025, buildings of Sinovac Biotech (Yidao) Co., Ltd. with a net book value of $82,746 (2024 -$105,779) were pledged as collateral for a bank loan from China Construction Bank (note 13 (c)).

Net depreciation expense for the year ended December 31, 2025 was $97,446 (2024 - $110,227, 2023 - $157,446), after deduction of amortized government grants specifically related to qualified property, plant and equipment.

Gain on disposal of equipment for the year ended December 31, 2025 was $362 (2024 - loss $2,285, 2023 - gain $2,592).

In 2025 and 2024, the Company identified impairment indicators on certain of machinery, equipment, construction in progress and leasehold improvements. The Company performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continued use of these assets to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flows, the Company measured the impairment amount by estimating the fair value of the assets using a discounted cash flow approach. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. The Company recorded $27,189 of impairment for the year ended December 31, 2025 (2024 - $8,937, 2023 - $111,314).

The Company identified declines in market rental rates and market conditions for certain plants located in Hangzhou and Beijing. The Company performed a recoverability test by comparing the forecasted undiscounted cash flows to be generated from continued use of these plants to the asset carrying values. As the carrying values exceeded the projected undiscounted cash flows, the Company measured the impairment amount by estimating the fair value of the assets. The Company determined the fair value using the income approach by capitalizing the existing rental income over the remaining lease agreement terms and future market rental income for the remaining term through the land use right expiration date. The estimate also considers physical deterioration, economic obsolescence, and alternative future use. The impairment of $110,408 was recorded for the year ended December 31, 2025 (2024 - $19,057, 2023 - $nil).

9. Prepaid Land Use Rights, net

	December 31,
	2025	2024
Prepaid land use rights, net	$77,567	$74,040
Less: accumulated amortization	15,395	12,515
Net carrying value	$62,172	$61,525

As of December 31, 2025, prepaid land use right of Yihoo Biotech Co, Ltd with a net book value of $4,409 (2024 - $4,304) was pledged as collateral for a bank loan from China Construction Bank (note 13 (c)).

As of December 31, 2025, prepaid land use rights of Sinovac Biotech (Yidao) Co., Ltd. with a net book value of $18,594 (2024 - $18,654) were pledged as collateral for a bank loan from China Construction Bank (note 13 (c)).

Amortization expense for prepaid land use rights for the year ended December 31, 2025 was $2,261 (2024 - $2,257, 2023 - $2,288).

10. Intangible Assets, net

	December 31,
	2025	2024
Computer software	$14,525	$10,928
Less: accumulated amortization	4,218	2,774
Less: impairment provision	105	—
Computer software, net	10,202	8,154
IPR&D	118,689	114,425
Less: impairment provision	51,212	—
IPR&D, net	67,477	114,425
Net Carrying value	$77,679	$122,579

Amortization expense for intangible assets for the year ended December 31, 2025 was $1,331 (2024 - $1,052, 2023 - $998).

Future amortization expenses for computer software as of December 31, 2025 were as follows:

December 31
2026	$1,455
2027	1,450
2028	1,434
2029	1,403
2030	1,328
Thereafter	3,132
Total future amortization expense	$10,202

11. Leases

The Company's operating leases are mainly related to plants and buildings, some of which include options to extend leases that have not been included in the calculation of the Company's lease liabilities and right-of-use assets. The Company recognizes rent on a straight-line basis over the expected term of the lease, which includes rent holidays and scheduled rent increases. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term.

As of December 31, 2025, there were no finance leases entered into by the Company.

As of December 31, 2025, the weighted average remaining lease term was 6.6 years (2024 - 7.4 years, 2023 - 9.1 years) and weighted average discount rate was 4.2% (2024 - 4.4%, 2023 - 4.9%) for the Company's operating leases. Operating lease cost excluding short-term leases for the year ended December 31, 2025 was $2,626 (2024 - $5,252, 2023 - $8,169). Short-term leases cost for the year ended December 31, 2025 was $1,491 (2024 - $1,228, 2023 - $898). Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2025	2024
Cash payments for operating leases	$2,015	$4,139
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$—

Future lease payments under operating leases as of December 31, 2025 were as follows:

December 31
2026	$2,325
2027	1,923
2028	1,920
2029	1,924
2030	1,935
Thereafter	2,172
Total future lease payments	12,199
Less: imputed interest	1,441
Total operating lease liabilities	$10,758

As of December 31, 2025, there were no operating leases that have not yet commenced.

12. Impairment of Goodwill and IPR&D from Acquisition

On September 24, 2024, the Company acquired control of a vaccine company in Chengdu, which was renamed to Sinovac (Chengdu) Biotech Co., Ltd. ("Sinovac Chengdu") through Sinovac LS, for the total cash considerations of $123 million (RMB897 million). The Company has acquired 100% of Sinovac Chengdu based on the acquisition agreements and completed consideration payments by December 31, 2025. The Company identified Sinovac Chengdu as a reporting unit, and assigned entire goodwill to this reporting unit.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

	USD	RMB
Net assets acquired:
IPR&D	$113,645	$829,527
Property, plant and equipment	10,766	78,585
Right-of-use assets	2,809	20,504
Cash and cash equivalents	10,188	74,368
Intangible assets	80	584
Other current and non-current assets	693	5,056
Other current and non-current liabilities	(42,800)	(312,410)
Goodwill	27,508	200,786
Total consideration	$122,889	$897,000

The changes in the carrying amount of goodwill are as follows:

Goodwill
Transaction in 2024
Acquisition of Sinovac Chengdu	$27,508
Balance as of December 31, 2024
Goodwill	27,508
$27,508

Transaction in 2025
Impairment	$(15,686)
Foreign currency translation adjustments	782
Balance as of December 31, 2025
Goodwill	28,728
Accumulated impairment losses	(16,124)
$12,604

As of December 31, 2024, the Company concluded that none of the Company's goodwill nor IPR&D was impaired and did not believe the risk of impairment is significant at that time, as the fair value of the reporting unit was significantly higher than its respective net book values.

In 2025, the Company identified impairment triggering events for goodwill and IPR&D, resulting from intensive product competition. The Company compared the fair value of IPR&D to its carrying value. To estimate the fair value of IPR&D, the Company utilized an income approach based on the multi-period excess earnings method, based on market participant assumptions. The assumptions used to estimate the fair value included forecasted revenue, long-term expectations for growth rates and operating profit margin, CACs, and a market-participant discount rate. The carrying amount of the IPR&D exceeded its estimated fair value, and an IPR&D impairment loss of $49,820 was recognized for the year ended December 31, 2025.

Based on the above event, the Company assessed that it was more likely than not that the fair value of Sinovac Chengdu reporting unit was less than its carrying amount and performed quantitative impairment test. The judgment in estimating the fair value of the reporting unit was determined based on the discounted cash flow analysis using the assumptions including internal cash flows forecasts, long-term future growth rates and discount rates, among others. The carrying amount of the reporting unit exceeded its estimated fair value, and a goodwill impairment loss of $15,686 was recognized for the year ended December 31, 2025.

13. Bank Loans

Summarized below are bank loans as of December 31, 2025 and 2024:

	December 31,
	2025	2024
China Everbright Bank	$—	$856
China Merchants Bank (a)	114,714	118,459
Bank of Beijing (b)	35,484	68,404
China Construction Bank (c)	29,332	13,700
Bank of China (d)	43,263	6,124
Bank Of Chengdu (e)	4,292	2,055
Chengdu Rural Commercial Bank (f)	715	1,362
China Minsheng Banking (g)	1,431	959
China CITIC Bank (h)	143	—
Short-term bank loans and current portion of long-term bank loans	$229,374	$211,919
China Everbright Bank	—	2,768
China Merchants Bank (a)	60,766	34,222
Bank of Beijing (b)	—	27,400
China Construction Bank (c)	203,430	93,970
Bank of China (d)	—	5,480
China CITIC Bank (h)	1,288	—
Long-term bank loans	$265,484	$163,840
Total bank loans	$494,858	$375,759

(a) On January 22, 2024, Sinovac LS entered into a maximum credit facility of $214,620 (RMB1,500 million) with China Merchants Bank to support its daily operations. The loans bear an annual interest rate at 60 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.40% to 2.85%. Principal installment repayments began in 2024 and shall be fully repaid by April 16, 2027. As of December 31, 2025, $99,245 (RMB694 million) is recorded in bank loans due within one year and $53,626 (RMB375 million) is recorded in long-term bank loans.

On March 7, 2025, Sinovac Beijing entered into a maximum credit facility of $28,616 (RMB200 million) with China Merchants Bank to support its daily operations. The loans bear annual interest rate at 76 to 89 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.11% to 2.24%. Principal installment repayments began in 2025 and shall be fully repaid by September 22, 2027. As of December 31, 2025, $11,462 (RMB80 million) is recorded in bank loans due within one year and $7,140 (RMB50 million) is recorded in long-term bank loans.

On August 13, 2025, Sinovac Chengdu entered into a maximum credit facility of $7,154 (RMB50 million) with China Merchants Bank to support its daily operations. The loans bear annual interest rate at 55 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.45%. Principal installment repayments began in 2026 and shall be fully repaid by December 30, 2026. As of December 31, 2025, $4,007 (RMB28 million) is recorded in bank loans due within one year.

(b) On April 14, 2023, Sinovac LS entered into a maximum credit facility of $71,540 (RMB500 million) with Bank of Beijing to support its daily operations. The loans bear annual interest rate at 75 to 80 basis points below the prime rate of a one-year term loan published by the People's Bank of China, ranging from 2.70% to 2.90%. Principal installment repayments begin in 2025 and shall be fully repaid by April 28, 2026. As of December 31, 2025, $28,616 (RMB200 million) is recorded in bank loans due within one year.

On June 27, 2025, Sinovac Beijing entered into a maximum credit facility of $71,540 (RMB500 million) with Bank of Beijing to support its daily operations. The loans bear annual interest rate at 89 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.11%. Principal installment repayments begin in 2026 and shall be fully repaid by June 27, 2026. As of December 31, 2025, $6,868 (RMB48 million) is recorded in bank loans due within one year.

(c) On May 31, 2023, Sinovac Biotech (Yidao) Co., Ltd. entered into a maximum credit facility of $186,004 (RMB1,300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from June 15, 2023 to June 14, 2041. The loan bears annual interest rate at 118 basis points below the prime rate of a five-year term loan published by the People's Bank of China, at 2.32% to 2.77%. Principal installment repayments begin in 2026 and shall be fully repaid by June 14, 2041. As of December 31, 2025, $72 (RMB0.5 million) is recorded in bank loans due within one year and $101,120 (RMB707 million) is recorded in long-term bank loans. Certain prepaid land use rights, properties of Sinovac Biotech (Yidao) Co., Ltd. have been pledged as collateral, with a contractually agreed collateral value of $132,247 (RMB924 million).

On November 29, 2023, Yihoo Biotech Co., Ltd. entered into a maximum credit facility of $42,924 (RMB300 million) with China Construction Bank to finance its purchase of property, plant and equipment, with a term from January 17, 2024 to November 28, 2043. The loan bears annual interest rate at 105 basis points below the prime rate of a five-year term loan published by the People's Bank of China, at 2.45%. Principal installment repayments begin in 2025 and shall be fully repaid by November 28, 2043. As of December 31, 2025, $572 (RMB4 million) is recorded in bank loans due within one year and $25,447 (RMB178 million) is recorded in long-term bank loans. Certain prepaid land use rights of Yihoo Biotech Co., Ltd. have been pledged as collateral, with a contractually agreed collateral value of $4,570 (RMB32 million).

On September 29, 2024, Sinovac Beijing entered into a maximum credit facility of $64,386 (RMB450 million) with China Construction Bank to support its daily operations. The loans bear annual interest rate at 75 to 89 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.11% to 2.35%. Principal installment repayments begin in 2026 and shall be fully repaid by August 20, 2026. As of December 31, 2025, $28,616 (RMB200 million) is recorded in bank loans due within one year.

On January 9, 2025, Sinovac LS entered into a maximum credit facility of $77,006 (RMB538 million) with China Construction Bank to support its acquisition. The loan bears annual interest rate from 94 basis points below the prime rate of a five-year term loan published by the People's Bank of China, at 2.66%. Principal installment repayments begin in 2025 and shall be fully repaid by January 8, 2032. As of December 31, 2025, $72 (RMB0.5 million) is recorded in bank loans due within one year and $76,863 (RMB537 million) is recorded in long-term bank loans.

(d) On September 23, 2024, Sinovac Beijing entered into a maximum credit facility of $64,386 (RMB450 million) with Bank of China to support its daily operations. The loans bear annual interest rate at 75 to 85 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.15% to 2.35%. Principal installment repayments begin in 2025 and shall be fully repaid by April 16, 2026. As of December 31, 2025, $41,904 (RMB293 million) is recorded in bank loans due within one year.

On March 12, 2025, Sinovac Chengdu entered into a maximum credit facility of $1,431 (RMB10 million) with Bank of China to support its daily operations. The loans bear annual interest rate at 60 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.50%. Principal installment repayments began in 2025 and shall be fully repaid by September 25, 2026. As of December 31, 2025, $1,359 (RMB10 million) is recorded in bank loans due within one year.

(e) On March 13, 2025, Sinovac Chengdu entered into a maximum credit facility of $4,292 (RMB30 million) with Bank of Chengdu to support its daily operations. The loans bear annual interest rate at 55 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.45% to 2.55%. Principal installment repayments begin in 2026 and shall be fully repaid by June 22, 2026. As of December 31, 2025, $4,292 (RMB30 million) is recorded in bank loans due within one year.

(f) On March 27, 2025, Sinovac Chengdu entered into a maximum credit facility of $715 (RMB5 million) with Chengdu Rural Commercial Bank to support its daily operations. The loans bear annual interest rate at 60 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.50%. Principal installment repayments begin in 2026 and shall be fully repaid by May 26, 2026. As of December 31, 2025, $715 (RMB5 million) is recorded in bank loans due within one year.

(g) On March 12, 2025, Sinovac Chengdu entered into a maximum credit facility of $7,154 (RMB50 million) with China Minsheng Banking to support its daily operations. The loans bear annual interest rate at 10 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 3.00%. Principal installment repayments begin in 2026 and shall be fully repaid by May 26, 2026. As of December 31, 2025, $1,431 (RMB10 million) is recorded in bank loans due within one year.

(h) On January 26, 2025, Sinovac Chengdu entered into a maximum credit facility of $28,616 (RMB200 million) with China CITIC Bank to support its daily operations. The loans bear annual interest rate at 55 basis points below the prime rate of a one-year term loan published by the People's Bank of China, at 2.45%. Principal installment repayments begin in 2026 and shall be fully repaid by July 26, 2028. As of December 31, 2025, $143 (RMB1 million) is recorded in bank loans due within one year and $1,288 (RMB 9 million) is recorded in long-term bank loans.

Aggregate maturities of loans for future years following December 31, 2025 are as follows:

December 31
2026	$229,374
2027	61,840
2028	3,690
2029	5,079
2030	23,107
Thereafter	171,768
Total	$494,858

The weighted average interest rate for all short-term and long-term bank loans was 2.43% in 2025 (2024 - 2.79%). The weighted average interest rate for short-term loans was 2.39% in 2025 (2024 - 2.82%). As of December 31, 2025, the aggregate amounts of unused lines of credit for short-term and long-term loans are $348 million (RMB2.4 billion).

14. Related Party Transactions and Balances

(a) The Company entered into the following transactions in the normal course of operations with related parties:

	For the year ended December 31,
	2025	2024	2023
Rent expenses to SinoBioway Biotech Group Co. Ltd. ("SinoBioway") (i)	$—	$—	$252
Rent expenses to Dalian Jin Gang Group ("Jin Gang") (ii)	21	21	22
Service fee to Dalian Jin Gang Group ("Jin Gang") (ii)	6	6	6
Interest expense to Dalian Jin Gang Group ("Jin Gang") (iii)	—	—	168
Service fee to Synermore Biologics (Suzhou) Co., Ltd. ("Synermore") (iv)	170	—	—
Interest income from Keyvac (v)	2,002	876	—
Interest income from Synermore Biologics (Suzhou) Co., Ltd. ("Synermore") (vi)	444	263	—
Sales revenue from Keyvac (vii)	16,705	10,980	—
Service revenue from Synermore Biologics (Suzhou) Co., Ltd. ("Synermore") (viii)	296	206	—
Service revenue from Mr. Weidong Yin (ix)	24	—	—
Litigation settlement loss to 1Globe Capital LLC (x)	9,000	—	—

(i) The Company entered into four operating lease agreements with SinoBioway, the non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing's production plant and laboratory in Beijing, China. The titles of the properties the Company leased were transferred to Beijing Haixinyu Urban Renewal Group Co., Ltd. in May 2023, and the leases have not been deemed related party transactions since then.

(ii) In 2019, the Company entered into an operating lease agreement with Jin Gang, the non-controlling shareholder of Sinovac Dalian, to rent refrigeration storage. In 2019, the Company also entered into a management service agreement with Jin Gang, pursuant to which it provided the Company with management services related to the operating lease agreement at an annual management service fee of RMB100. The management service agreement was amended on June 30, 2019 and November 18, 2024, and the annual management service fee was changed to $6 (RMB44). As of December 31, 2024, no right-of-use asset and no lease liability related to the lease with Jin Gang were recorded, as the agreement expired on December 31, 2024. In 2025, the Company renewed the aforementioned operating lease agreement with Jin Gang for refrigeration storage use. The revised lease commenced on January 1, 2025 and has a term of 3 years, with an annual rent of $21 (RMB0.2 million). As of December 31, 2025, $43 in right-of-use assets and $37 in current and non-current lease liabilities were recorded in connection with the leases with Jin Gang.

(iii) The interest expense refers to the loan brought from Jin Gang in 2017, the loan is unsecured, bearing interest at 6.5% per year and payable monthly, the principal and interest of the loan were fully repaid in 2023.

(iv) In 2025, the Company entered into a market and promotion service agreement with Synermore to facilitate the promotion and sales of adsorbed tetanus vaccine. The agreement commenced on November 1, 2025 and will expire on December 31, 2030. The amount represents the service fees incurred for the year ended December 31, 2025.

(v) In 2024, the Company entered into two loan agreements with Keyvac, with total principal amounting to $25 million. These loans are to be repaid on June 8, 2027 and December 19, 2027, respectively. The loans are unsecured, bearing an annual interest rate of 8%, with interest payable quarterly. The amount represents the interest income for the years ended December 31, 2025 and 2024.

(vi) In 2024, the Company entered into a loan agreement with Synermore, a subsidiary of SKY Biologics, with a principle amount of $9 million (RMB63 million). A supplementary agreement was signed in May 2025, whereby the loan term was extended from May 21, 2025 to May 21, 2028. This loan is unsecured, bearing an annual interest rate of 5%, with interest payable on the due date. The amount represents the interest income for the years ended December 31, 2025 and 2024.

(vii) The Company sold vaccines to Keyvac, and the amount represents revenue from vaccines sales for the years ended December 31, 2025 and 2024.

(viii) The Company provided vaccine pharmacovigilance, technical testing, and personnel secondment services to Synermore, and the amount represents the revenue from services provided for the years ended December 31, 2025 and 2024.

(ix) In 2025, the Company provided construction supervision services to Mr. Weidong Yin, one of Sinovac Antigua's directors and its chief executive officer, in connection with his personal residence. The Company recognized revenue of $24, and the full amount had been collected as of December 31, 2025.

(x) The amount represents litigation settlement loss incurred in 2025 in connection with 1Globe Capital LLC. Further details are provided in Note 19 – Antigua Litigation.

(xi) In 2023, Sinovac Life Sciences entered into an agreement with China Minsheng Bank Co., Ltd to provide a loan guarantee to SKY Biologics in the amount of approximately $194.4 million (RMB1.4 billion). Sinovac Hong Kong and Keding Investment (Hong Kong) Limited hold 45.00% and 55.00% equity interests in SKY Biologics, respectively, and have also provided counter guarantees to Sinovac Life Science proportionately with respect to its loan guarantee.

On April 24, 2026, the Company approved the provision of a loan by Sinovac Hong Kong of $11,000 to SKY Biologics for its operations. As of the date of this annual report, the loan agreement has not been signed.

(b) The Company had the following significant related party balances as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Current:
Due from
Interest receivable (i)	$1,003	$538
Accounts receivable (ii)	21,515	10,893
Due to
Accrued expenses (iii)	1,157	—
Deferred revenue (iv)	197	—
Non - current:
Due from
Loan receivable (i)	34,014	33,612

(i) The balance of loan and interest receivable due from Keyvac as of December 31, 2025 were $25,000 (2024 - $24,848) and $276 (2024 - $275), respectively. The balance of loan and interest receivable due from Synermore as of December 31, 2025 were $9,014 (2024 - $8,764) and $727 (2024 - $263), respectively.

(ii) The balance of accounts receivable due from Keyvac and Synermore resulted from revenue from vaccines sales and services as of December 31, 2025 were $21,420 (2024 - $10,813) and $95 (2024 - $80), respectively.

(iii) The balance of accrued expenses due to Synermore resulted from service fees incurred were $174 as of December 31, 2025. The balance of accrued expenses represents litigation settlement loss incurred in connection with 1Globe Capital LLC were $983 as of December 31, 2025.

(iv) The balance was advance payments collected from Keyvac in respect of medical devices and accessories sales as of December 31, 2025.

15. Accounts Payable and Accrued Liabilities

	December 31,
	2025	2024
Trade payables	$16,227	$12,250
Machinery and equipment payables	31,206	42,716
Accrued expenses (a)	152,706	156,595
Sales return accrued liabilities	37,317	35,095
Other tax payables	2,985	11,109
Bonus and benefit payables (b)	354,663	496,883
Other payables	9,572	48,348
Total accounts payable and accrued liabilities	$604,676	$802,996

(a) Accrued expenses primarily included payables of promotion expenses, testing, laboratory and processing fees, and warehousing and shipping expenses.

(b) Bonus and benefit payables primarily related to accrued salaries and bonus, including those under Employee Incentive Plan (Note 5).

16. Income Taxes

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

Chinese Mainland

Effective from January 1, 2008, the PRC statutory income tax rate is 25%. Sinovac Beijing and Sinovac Dalian reconfirmed their "High and New Technology Enterprises" ("HNTE") status in 2020 and 2023, respectively for a period of three years each time. As a result, subject to the continued satisfaction of applicable criteria as confirmed by the competent authorities, Sinovac Beijing and Sinovac Dalian are entitled to a reduced enterprise income tax ("EIT") rate of 15% from 2020 to 2025. It is expected that Sinovac Beijing and Sinovac Dalian will be qualified as HNTE in 2026 and the Company we will continue to assess the status. Sinovac LS confirmed its HNTE status in 2020 for a period of three years. Although the HNTE status was reconfirmed in 2023, the applicable criteria required for HNTE status should be maintained on a three-year rolling basis. Failure to meet these criteria could result in the entity losing its HNTE status. Sinovac LS plans to apply for HNTE certification in 2026. Sinovac Chengdu is expected to be eligible for the 15% preferential EIT rate under the Western Development incentive policy going forward. Our other Chinese Mainland Subsidiaries are subject to EIT at the statutory rate of 25%.

The Company's (loss) income before income tax consists of:

	For the year ended December 31,
	2025	2024	2023
Non-PRC	$76,859	$146,723	$138,908
PRC	(338,961)	(103,886)	(223,395)
Total	$(262,102)	$42,837	$(84,487)

The Company's income taxes consists of:

	For the year ended December 31,
	2025	2024	2023
Current income tax expense	$(26,645)	$(58,587)	$(53,780)
Deferred tax benefit	89,911	56,406	17,409
Income tax benefit (expense)	$63,266	$(2,181)	$(36,371)

For the year ended December 31, 2025, income tax benefits were $18,061 for Chinese Mainland, income tax benefits were $45,753 for Hong Kong and income tax expense were $548 for other jurisdictions.

The following is a reconciliation of the Company's total income tax benefit (expense) to the amount computed by applying the PRC statutory income tax rate of 25% to its (loss) income before income taxes for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025
	US$	Percent
Income tax benefit at the PRC statutory rate	65,526	-25.0%
Foreign Tax Effects
Hong Kong
Statutory tax rate difference between PRC and other jurisdiction	7,344	-2.8%
Non-taxable income	46,903	-17.9%
Non-deductible expense	(4,494)	1.7%
Others	(484)	0.2%
Other foreign jurisdictions	(3,056)	1.2%
Effect of changes in tax laws or rates enacted in the current period	—	0.0%
Effect of cross-border tax laws	—	0.0%
Tax credits	—	0.0%
Changes in valuation allowances	(78,026)	29.8%
Nontaxable or nondeductible items
Non-taxable income	—	0.0%
Non-deductible expense	—	0.0%
Non-deductible goodwill impairment	(3,922)	1.5%
Expired deductible expenses	(7,850)	3.0%
Others	(5,527)	2.1%
Changes in unrecognized tax benefits	—	0.0%
Effect of different tax rates of subsidiaries in PRC	(2,267)	0.9%
Other adjustments
Super deduction for research and development expenses	33,193	-12.7%
Effect of PRC withholding tax	18,080	-6.9%
Others	(2,154)	0.8%
Income tax benefit	63,266	-24.1%

	For the year ended December 31,
	2024	2023
Income (loss) from continuing operations before income taxes	$42,837	$(84,487)
Income tax benefit (expense) at the PRC statutory rate	(10,709)	21,122
International tax rate differential	10,719	10,553
Super deduction for research and development expenses	33,505	42,183
Nontaxable or non-deductible expenses	7,895	(556)
Effect of preferential tax rate	3,732	7,010
Change in valuation allowance	(68,896)	(155,746)
Effect of PRC withholding tax	15,956	(6,034)
Changes of tax rate	—	49,532
Other adjustments	5,617	(4,435)
Income tax expense	$(2,181)	$(36,371)
Effective tax rate	-5.1%	43.0%

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows:

	For the year ended December 31,
	2025	2024
Inventories	18,821	16,147
Accrued expenses, payroll and others	29,590	77,538
Deferred government grants	1,719	387
Intangible assets amortization	7,549	9,253
Fixed assets depreciation and impairment	43,199	26,711
Credit loss	4,560	3,331
Lease liability	20,162	30,575
Net operating losses carried forward	374,111	257,155
Others	3,975	2,496
Deferred tax assets	$503,686	$423,593
Less: valuation allowance	409,920	313,303
Deferred tax asset, net	$93,766	$110,290
Accelerated depreciation of fixed assets	(2,888)	(733)
Right-of-use assets	(19,979)	(30,354)
Tax on capital gains and interest income	(30,736)	(84,774)
Long-lived assets arising from acquisitions	(13,048)	(38,226)
PRC Withholding tax	(310,663)	(328,879)
Deferred tax liability	$(377,314)	$(482,966)
Net Deferred tax assets	$41,520	$37,373
Net Deferred tax liability	$(325,068)	$(410,049)

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

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management's judgment about the realizability of deferred tax assets, the impact of valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. The Company's valuation allowance is $409,920 as of December 31, 2025 (2024 - $313,303).

Tax losses of the Chinese Mainland subsidiaries in the amount of $1,501 million (RMB10,489 million) as of December 31, 2025 will expire from 2026 to 2030, if not utilized. Tax losses of the Chinese Mainland subsidiaries in the amount of $1,048 million (RMB7,650 million) as of December 31, 2024 will expire from 2025 to 2029, if not utilized. Tax losses of the Company’s subsidiaries outside Chinese Mainland were immaterial as of December 31, 2025 and 2024.

As of December 31, 2025, deferred tax liabilities of $310,663 represented withholding tax for the potential remittance of earnings from PRC subsidiaries to Sinovac Hong Kong and the reinvestment of dividend received into PRC investees (2024 - $328,879), accrued at a 10% withholding tax rate. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%, which could be reduced to 5% should treaty benefits be applicable.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits, and such interest and penalties are reversed when statute of limitations lapse. For the year ended December 31, 2025, the Company reversed $nil in interest (2024 - $nil, 2023 - $64). The Company had $nil accrued interest as of December 31, 2025 (2024 - $nil, 2023 - $nil).

As of December 31, 2025, the Company had unrecognized tax benefits $nil (2024 - $nil, 2023 - $nil) and such balance was included in "other non-current liabilities". As of December 31, 2025, unrecognized tax benefits amounting to $nil would affect the effective tax rate if recognized (2024 - $nil, 2023 - $nil). The Company does not expect the amount of unrecognized tax benefits would change significantly in the next 12 months.

The Company continues to monitor and evaluate legislative developments related to the Global Anti-Base Erosion Proposal Regime established by OECD Pillar Two framework. The OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis, which became effective in many jurisdictions in which the Company operates starting January 1, 2025. To date, such legislation has not materially impacted our consolidated financial statements.

17. Sales

The Company's revenue is mainly generated from vaccine sales, and the revenues by market type are as follows:

	For the year ended December 31,
	2025	2024	2023
Sales
Chinese Mainland Public Market	$24,998	$50,362	$46,481
Chinese Mainland Private Market	236,186	246,641	356,476
Export	124,829	64,371	67,213
Total Sales	$386,013	$361,374	$470,170

Sales from Chinese Mainland Public Market and Chinese Mainland Private Market is mainly generated from Centers for Disease Control ("CDCs") vaccine procurement in China, while export market revenue is mainly generated from sales to the global vaccine alliance and national procurement agency.

Net product sales are recognized net of provisions for sales returns. As of December 31, 2025, sales return accrued liabilities of the Company's vaccine products were $37,317 (2024 - $35,095). For the years ended December 31, 2025, 2024 and 2023, the Company recorded $31,575, $28,841 and $61,721 of provisions for sales returns as reductions to gross product sales related to variable consideration, respectively.

During the years ended December 31, 2025 and 2024, changes in the Company's current deferred revenue were as follows:

	For the year ended December 31,
	2025	2024
Balance at the beginning of the year	$12,211	$27,049
Additions	5,270	6,183
Deductions	(6,216)	(21,021)
Balance at the end of the year	$11,265	$12,211

During the year ended December 31, 2024, deduction from current deferred revenue resulted from the recognition of advances received from customers as revenue in the amount of $2,623, and from refunds of advances to customers due to sales return in the amount of $18,398. During the year ended December 31, 2025, deduction from current deferred revenue resulted from the recognition of advances received from customers as revenue in the amount of $3,910, and from refunds of advances to customers due to sales return in the amount of $2,306.

During the year ended December 31, 2025 and 2024, additions are mainly due to new advances from Chinese Mainland Public Market and export markets.

18. Deferred Government Grants

Deferred government grants represent funding received from the government for research and development ("R&D") or investment in constructing or improving production facilities. The Company received and deferred $3,185 of government grants in 2025 (2024 - $586, 2023 - $7,613).

Summarized below are deferred government grants as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Government grants for property, plant and equipment (a)
Balance at beginning of the year	$4,301	$4,549
Additions	2,394	412
Recognized as government grants	(764)	(660)
Subtotal	5,931	4,301
Government grants for research and development (b)
Balance at beginning of the year	2,270	2,902
Additions	791	174
Recognized as government grants	(65)	(806)
Subtotal	2,996	2,270

Total deferred government grants	$8,927	$6,571

Less: current portion	3,035	1,728
Non-current portion	$5,892	$4,843

(a) The Company has five deferred government grants related to property, plant and equipment. As of December 31, 2025, the Company has fulfilled the conditions for four of these grants. $839 will be amortized over the next 12 months which has been included in the current portion of deferred government grant and $5,092 will be amortized beyond the next 12 months which has been included in the non-current portion of deferred government grants.

(b) The Company has twelve deferred government grants related to various research and development projects. As of December 31, 2025, the Company expects to fulfill the conditions for eight of these grants within the next 12 months and recorded $2,196 as the current portion of deferred government grants, while the conditions attached to the remaining four grants are expected to be fulfilled beyond the next 12 months and $800 has been recorded in the non-current portion of deferred government grants.

19. Commitments and Contingencies

(a) Other Commitments

In addition to commitments disclosed in note 26, commitments related to R&D expenditures are $20,425 as of December 31, 2025 (2024 - $25,496). Commitments related to capital expenditures for the Company are approximately $5,691 as of December 31, 2025 (2024 - $40,824).

(b) Litigation Matters

From time to time, the Company may be subject to legal proceedings, investigations and claims arising out of or relating to the conduct of the Company's business. The outcome of any ongoing proceedings is inherently uncertain, and the Company is currently unable to assess the likelihood of an unfavorable result or to estimate the amount or range of potential losses, if any, that may arise from these matters. In addition, the Company cannot predict the extent to which any legal proceedings may adversely affect its operations, financial condition, or share price.

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

On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe's appeal of the Antigua Judgment (as defined below). Following the judgment of the Judicial Committee of the Privy Council of the United Kingdom (the "Privy Council") in January 2025, per the request submitted by the parties jointly on March 20, 2025, the Delaware Chancery Court granted an order dated April 7, 2025 that (i) vacated the status quo order; (ii) released the Exchange Shares issued in connection with the Rights Agreement from the trust so that appropriate steps can be taken for their cancellation; and (iii) dismissed the action with prejudice.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all the Company's shareholders against the Company; Mr. Weidong Yin; and other managers and directors of the Company, including Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meng Mei and Mr. Shan Fu (the "Individual Defendants" and collectively with the Company, the "Sinovac Defendants"); and Wilmington Trust National Association, alleging breach of contract, breach of fiduciary duty, and wrongful dilution claims against the Sinovac Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion's claims stem from a private investment in public equity transaction on July 2, 2018, and the Company's implementation of its Rights Agreement on February 22, 2019. the Company and certain other defendants filed a motion to dismiss all claims on November 20, 2023, which was granted in full by the Delaware Chancery Court on September 23, 2024. On October 22, 2024, MW Gestion appealed the dismissal order to the Delaware Supreme Court. Following the Privy Council's judgment in January 2025, which found that the Rights Agreement on which MW Gestion's claims were based was invalid, the defendants filed an unopposed emergency motion to stay proceedings, which the court granted on January 21, 2025. On March 24, 2025, the court granted the parties' stipulation which, among others, provided that once the process of the Company cancelling the Exchange Shares issued under the Rights Agreement is complete, MW Gestion would withdraw its appeal. On May 16, 2025, MW Gestion filed a notice of voluntary dismissal with prejudice, and the case has been closed.

On April 17, 2025, MW Gestion, MW Optimum, Altimeo Participations and Cyrille Pichot (the "Gestion Claimants") filed a Verified Class Action and Derivative Complaint at the Delaware Chancery Court against the Company, Mr. Weidong Yin, Ms. Nan Wang, Mr. Simon Anderson, Mr. Yuk Lam Lo, Mr. Kenneth Lee, Mr. Meng Mei and Mr. Shan Fu. The claim seeks various relief including damages and the unwinding of any transactions the defendants did not have authority to take. The pleadings made by the Gestion Claimants include an allegation that the PIPE transaction was improper. On November 10, 2025, the Company filed a motion to dismiss the claim. In December 2025, Vivo Capital and its subsequent assignees Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P., and Vivo Capital Fund IX, L.P. (collectively, "Vivo Entities") were joined to the proceedings and filed a motion to dismiss on December 23, 2025. On January 29, 2026, the Gestion Claimants filed an answering brief. On March 12, 2026, the Company filed a reply brief. On April 21, 2026, the Delaware Chancery Court denied Vivo Entities' motion to dismiss, but granted dismissal as to Mr. Weidong Yin, Mr. Simon Anderson, Mr. Yuk Lam Lo and Mr. Meng Mei. On May 18, 2026, the Delaware Chancery Court held a hearing and ordered the claims against the Vivo Entities dismissed without prejudice on the basis of forum non conveniens. On May 19, 2026, the Delaware Chancery Court ordered that claims against Ms. Nan Wang be dismissed without prejudice. The orders can be appealed within a 30-day period.

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

Antigua Litigation

On March 13, 2018, 1Globe filed a complaint against the Company in the Antigua Court. The complaint sought a declaration that the five persons proposed by the Shareholder Group at the 2017 AGM were elected as directors of the Company at that meeting, an order of the Antigua Court that those directors be installed as the Company's board of directors, and a declaration that any actions taken on behalf of the Company at the direction of the board of directors since the 2017 AGM were null and void. In July 2018, the Antigua Court heard an application by 1Globe for interim injunctive relief preventing the Company from exercising its rights under the Rights Agreement. This application was unsuccessful, but the judge set an expedited timetable to trial. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the judge handed down his judgment (the "Antigua Judgment"), finding in the Company's favor in full, dismissing 1Globe's claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal to the Eastern Caribbean Supreme Court (the "Court of Appeal"). On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This urgent interim relief application was heard on April 4, 2019, at which the Court of Appeal made an order restraining the Company in similar terms to the Delaware Court order of March 6, 2019, together with restraint from operating the Rights Agreement in any way that affects 1Globe's rights or shareholding until determination of the appeal. 1Globe's appeal of the Antigua Court's Judgment was heard on September 18, 2019. On December 9, 2021, the Court of Appeal handed down its judgment, dismissing all grounds of appeal and upholding the Antigua Judgment. The Court of Appeal also confirmed that the Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. 1Globe applied for leave to appeal to the Privy Council, and the hearing of that application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal certain grounds to the Privy Council. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On February 15, 2023, the Privy Council directed that it would deal with procedural issues on permission to appeal, and substantive issues, together at the final hearing. The hearing before the Privy Council was held on July 10 to 11, 2024. The Privy Council ruled on January 16, 2025 that the slate of nominees proposed by the Shareholder Group at the 2017 AGM was the rightfully elected board of directors of the Company, overturning the Antigua Court and Court of Appeal decisions. The Privy Council also ruled that the Rights Agreement is invalid. The ruling took effect when the court order dated February 5, 2025 was issued. Under a settlement agreement between the Company and 1Globe, the Company accrued a litigation settlement loss in the amount of $9 million, of which $1 million remained unpaid as of December 31, 2025.

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

On July 10, 2025, the Company, OrbiMed Partners Master Fund Limited ("OrbiMed Partners") and 1 Globe issued an application in the Antigua Court against (1) SAIF Partners IV L.P. ("SAIF"), (2) Mr. Yuk Lam Lo, (3) Mr. Simon Anderson, (4) Mr. Shan Fu, (5) Mr. Shuge Jiao, (6) Mr. Yumin Qiu, (7) Mr. Yu Wang, (8) Ms. Rui-Ping Xiao, (9) Mr. Andrew Y. Yan and (10) Mr. Weidong Yin. The Claimants sought an injunction to restrain Defendants 3-10 from holding themselves out as a director of the Company pending determination of the claim (the "0320 Proceedings"). On July 29, 2025, SAIF issued an injunction application in the Antigua Court against (1) Dr. Chiang Li, (2) Mr. Geoffrey Hsu, (3) Mr. Sven Borho, (4) the Company, (5) Cede & Co and (6) the Depository Trust Company, seeking to restrain Mr. Hsu and Mr. Borho from acting, purporting to act or holding themselves out as directors of the Company pending determination of the claim (the "0369 Proceedings"). The Antigua Court directed that the 0320 Proceedings and the 0369 Proceedings would be heard together (the "SSM Proceedings"). On October 27, 2025, the Antigua Court heard the interim injunction applications in the SSM Proceedings. On December 5 and 19, 2025, the Antigua Court handed down its ruling (the "December Ruling"), which provided that the following directors comprise the board of the Company until the trial of the substantive claim: Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Dr. Chiang Li, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin. Ms. Rui-Ping Xiao resigned from the board due to personal reasons in August 2025.

On December 24, 2025, 1Globe and OrbiMed Partners issued appeals against the December Ruling and sought a stay of execution of the December Ruling and expedition of the application. The stay of execution was dismissed, but the expedition of the appeal was ordered. The Court of Appeal heard the appeal on March 24, 2026 and the hearing was adjourned part-heard to a date not yet fixed. On March 26, 2026 at a Case Management Conference in respect of the substantive case, the Antigua Court ordered a trial of preliminary issues for hearing from May 27 to June 5, 2026.

Arbitration and Litigation with respect to the PIPE Shares

On March 17, 2025, Vivo Entities requested an arbitration in the Hong Kong International Arbitration Centre against the Company. By this arbitration, Vivo Entities request the following relief: (i) a declaration that the 2018 SPA remains in full force and effect and that Vivo Entities are entitled to all of the rights they have thereunder; (ii) a declaration that the judgment and order of the Privy Council does not constitute a Rescission Order within the meaning of Section 6.13 of the 2018 SPA; (iii) a declaration that the 2018 SPA can no longer be terminated under Section 6.13 of the 2018 SPA; (iv) a declaration that the Company by operation of law and/or equity is precluded from seeking to (re)litigate the matter of whether the actions of the then incumbent board at the time of Vivo Capital's investment were null and void (i.e., seek at this stage any form of Rescission Order); (v) an award of Vivo Entities' attorneys' fees and costs in bringing this arbitration; and (vi) such other and further relief as the tribunal may deem just and proper. On September 30, 2025, the tribunal heard an application to stay its proceedings, a decision from that application is awaited. A status hearing was held virtually by the tribunal on May 15, 2026. On May 22, 2026, the tribunal indicated that it was prepared to dismiss the application to stay, subject to certain conditions. The date on which the tribunal will make that order, if at all, is unknown.

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

20. Common Stock

Share Capital

Each share of common stock is entitled to one vote per share and is entitled to dividends when declared by the Company's board of directors. As of December 31, 2025 and 2024, there were 71,860,702 and 71,860,702 shares of common stock issued outstanding, respectively. As of December 31, 2025 and 2024, there was no preferred stock issued and outstanding.

In 2023, the Company issued 135,800 shares of common stock on the exercise of employee stock options with exercise price of $4.98 per share. In 2024 and 2025, there was no common stock issued due to no exercise of employee stock options.

21. Stock Options

The board of directors approved a stock option plan (the "2003 Plan") effective on November 1, 2003, and another stock option plan (the "2012 Plan") on August 22, 2012. The 2003 Plan expired on November 1, 2023 and the 2012 Plan expired on August 22, 2022, respectively. The Company granted all the awards authorized under the 2012 Plan, and no further awards may be granted since the termination of the 2003 Plan and the 2012 Plan. The share-based compensation expense was $nil in 2025 (2024 - $nil, 2023 - $nil). 135,800 shares under the 2012 Plan were exercised in the year ended December 31, 2023.

22. Statutory Surplus Reserves

Pursuant to Chinese company law applicable to foreign investment companies, the Company's PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises ("PRC GAAP"). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary's registered capital. Statutory surplus reserves are recorded as a component of shareholders' equity. The statutory surplus reserve as of December 31, 2025 was $1,586,013 (2024 - $1,581,467).

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. Staff welfare and bonus funds are restricted to expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries' paid-in capital, additional paid-in capital and statutory surplus reserves of the Company's PRC subsidiaries totaling $1,996,089 (RMB13,019 million) as of December 31, 2025 (2024 - $1,991,542 (RMB12,987 million)). Further, foreign exchange and other regulations in the PRC further restrict the Company's PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2025, amounts restricted include the net assets of the Company's PRC subsidiaries, which amounted to $4,437,154 (2024 - $3,349,097).

23. Dividends

Dividends declared by the Company's PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. In 2023, $212 million (RMB1,503 million) in dividends was declared and paid by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders. In 2024, $1,155 million (RMB8,432 million) in dividends was declared by Sinovac Beijing, Sinovac LS and Sinovac Dalian to their respective minority shareholders, of which $947 million (RMB6,814 million) in dividends was paid in 2024, and $213 million (RMB1,618 million) was retained as deferred dividend payment by Sinovac LS to its minority shareholders which was paid in 2025.

In 2025, a dividend of $21 million (RMB146 million) was declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders.

In 2026, a dividend of $24 million (RMB167 million) was declared and paid by Sinovac Beijing and Sinovac Dalian to their respective minority shareholders.

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of December 31, 2025, the Company has $658 million dividend payable to common shareholders (2024 - $nil). The Company's board of directors had declared a special cash dividend of $55.00 per common share with total $3,958 million in April 2025, of which $3,300 million in dividends was paid by Sinovac Antigua to its shareholders in 2025, and $658 million was retained as deferred dividend payment to Sinovac Antigua's shareholders, mainly entitled to PIPE.

24. Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) attributable to common shareholders of Sinovac per share (in thousands, except for number of shares and per share data):

	For the year ended December 31,
	2025	2024	2023
Numerator
Net (loss) income	$(198,836)	$40,656	$(120,858)
Less: net loss attributable to non-controlling interests	(139,156)	(50,249)	(107,367)
Net (loss) income attributable to common shareholders of Sinovac for computing diluted net income per share	$(59,680)	$90,905	$(13,491)
Denominator
Basic weighted average number of common shares outstanding	71,860,702	71,860,702	71,830,233
Dilutive effect of stock options and preferred shares	—	—	19,863
Diluted weighted average number of common shares outstanding	71,860,702	71,860,702	71,850,096

Basic net (loss) income per share	$(0.83)	$1.27	$(0.19)

Diluted net (loss) income per share	$(0.83)	$1.27	$(0.19)

11,800,000 common shares (the "2018 PIPE Shares") were issued pursuant to the Securities Purchase Agreement dated July 2, 2018. The validity of this share issuance has been subject to dispute. Whether these shares may be excluded from the Company's issued and outstanding common stock is contingent upon the outcome of certain legal proceedings pending in Antigua (Note 19). Excluding the effects of the 2018 SPA implementation, the basic weighted average number of common shares outstanding would have been 60,060,702, 60,060,702, and 60,030,233 for the years 2025, 2024 and 2023, respectively. The basic net income (loss) per share for 2025, 2024 and 2023 would be loss $0.99, income $1.51 and loss $0.22, respectively. The diluted weighted average number of common shares outstanding would have been 60,060,702, 60,060,702, and 60,050,096 for the years 2025, 2024, and 2023, and the diluted net income (loss) per share for 2025, 2024 and 2023 would be loss $0.99, income $1.51, and loss $0.22 respectively.

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

The table below summarizes the significant expense categories regularly reviewed by the CODM:

	For the year ended December 31,
	2025	2024	2023
Sales	$386,013	$361,374	$470,170
Cost of sales	124,032	140,688	146,853
Research and development expenses:
Pneumococcal Conjugate Vaccine	38,859	43,228	44,121
Bivalent Enterovirus Vaccine	19,995	13,722	6,659
Pentavalent DTaP-IPV/Hib Combination Vaccine	17,325	33,767	93,211
Rabies vaccine for human use	15,507	45,641	28,365
Group ACYW135 Meningococcal Conjugate Vaccine	13,522	21,647	29,174
Adsorbed Tetanus Vaccine	11,772	7,725	1,365
Others (a)	99,200	104,931	147,292
Selling, general and administrative expenses	332,979	420,922	598,250
Other segment income (expense) (b)	88,342	511,553	504,262
Net (loss) income	$(198,836)	$40,656	$(120,858)

(a) Includes research and development expenses on other product candidates at preliminary stage.

(b) Other segment income (expense) includes provision for credit losses, loss on disposal and impairment of property, plant and equipment, loss on impairment of intangible assets, loss on impairment of goodwill, government grants recognized in income, interest and financing expenses, interest income, share of losses from equity method investments, income tax benefit (expense), and other income, net.

The following table sets forth long-lived assets by geographic area. Long-lived assets consist of property, plant and equipment, prepaid land use rights, net, and operating lease right-of-use assets, excluding goodwill, intangible assets, deferred taxes and other assets.

	December 31,
	2025	2024
Long-lived Assets
Chinese Mainland	$766,684	$945,359
Outside Chinese Mainland	11,982	13,158
Total Long-lived Assets	$778,666	$958,517

The Company's revenues are attributed to geographic locations as follows:

	For the year ended December 31,
	2025	2024	2023
Sales
Chinese Mainland	$261,184	$297,003	$402,957
Outside Chinese Mainland	124,829	64,371	67,213
Total Sales	$386,013	$361,374	$470,170

26. Collaboration Agreements

(a) In August 2009, the Company entered into a patent license agreement with the National Institutes of Health ("NIH"), an agency of the United States Public Health Services within the Department of Health and Human Services. NIH has granted us a non-exclusive license to import and use certain Rotavirus Strains and Monoclonal Antibodies ("Biological Materials") to develop an oral rotavirus vaccine and produce the vaccine in commercial sales and launch into market. NIH has also granted us the right to use certain documentation associated with the Biological Materials for this research and development project. The term of the license under the patent license agreement, as amended in 2022, is from August 18, 2009 to the later of (i) the expiration of all royalty obligations under the licensed rights where such rights exist and (ii) eight years after the first commercial sale by the company where such rights have existed but expired or have never existed, unless the agreement is terminated earlier per the provisions included therein.

The Company agreed to pay NIH a license issue royalty of $170 upon execution of the agreement and a non-refundable minimum annual royalty of $8, and royalty payments on net sales ranging from 1.5% to 4% depending on the sales territory and the customers. For each country in the licensed territory under the patent license agreement, the Company also agreed to pay NIH benchmark royalties in the total amount of $330 upon achieving the benchmarks as specified in the patent license agreement, including completion of clinical trials, obtaining regulatory approval for marketing, and achievement of commercial sales.

In April 2022, the Company entered into a ten-year Biological Materials License Agreement, under which the NIH permits us to make and use the materials or licensed products within its research facilities, but not to sell them. The Company made royalty payments of $15 for the year ended December 31, 2025 (2024-$nil, 2023-$80).

(b) In April 2014, the Company entered into a non-exclusive license agreement with INTRAVACC, a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports, to develop and commercialize the sIPV for distribution in China and other countries. The agreement has a term of 50 years. The Company agreed to pay INTRAVACC up to $2,406 (€1,500), net of PRC tax, including an entrance fee and milestone payments upon achieving specific milestones. The Company agreed to pay royalty payments in a single digit percentage of net sales generated worldwide from the product or products developed under the Agreement. The Company paid royalty fees of $1,034 (€899), $598 (€543) and $134 (€124) for the year ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the Company had an outstanding liability of royalty fee in amount of $748 (€651).

(c) In February 2022, the Company and the Institute of Biophysics of the Chinese Academy of Sciences ("CAS") entered into a five-year strategic cooperation agreement to establish a joint laboratory titled "Cutting-edge Technologies and Vaccine & Drug Development" for researches on "neutralizing antibody library" system analysis, rational immunogenic design, and new vaccine research and development. The partnership leverages the Institute of Biophysics' long-standing and deep research expertise in the structure and function of biological macromolecules, together with the comprehensive vaccine development platform and strong industrialization capabilities. In addition, the "Sinovac Prize in Life Sciences" was established to recognize and support the research contributions of outstanding scientists at the Institute of Biophysics. During the collaboration, multiple research projects have been successfully translated, among which an RSV vaccine received clinical trial approval in February 2025. The parties have also jointly filed multiple Patent Cooperation Treaty patent applications, including "Respiratory Syncytial Virus F Protein and Use Thereof" and "Respiratory Syncytial Virus Neutralizing Antibody and Use Thereof." On the basis of the original cooperation agreement, two supplementary agreements were signed in October 2022 and December 2025, respectively. Under the terms of these agreements, the total contract amount is $8,351. The Company made collaboration funding payments and project selection costs of $1,740 for the year ended December 31, 2025 (2024 - $1,737, 2023 - $1,765).

(d) In December 2022, the Company entered into a five-year agreement with the Institute of Process Engineering of the Chinese Academy of Sciences to establish a joint laboratory titled "Advancing Adjuvant & Delivery System to Eliminate Human Diseases." The laboratory focuses on research into recombinant protein vaccine adjuvants, mRNA vaccine delivery systems, and nasal spray and oral delivery system development. Under the agreement, the Institute of Process Engineering contributes its expertise in biomaterial development, vaccine delivery, and adjuvant systems, while the Company contribute funding, equipment, industrialization capabilities, and market translation expertise, with the aim of deepening R&D collaboration and advancing technological innovation in key areas including vaccines and new drugs. To date, technical breakthroughs have been achieved in vaccine delivery and adjuvant systems, laying an important foundation for subsequent product development. Multiple patents have also been jointly filed, including patents relating to "mucosal delivery water-in-oil emulsion adjuvant," "a tranexamic acid and its analog transdermal delivery technology," and "a retinol composition transdermal delivery technology." The cooperation period under the agreement is 5 years, with a total contract amount of $ 2,784. The Company made collaboration funding payments of $557 for the year ended December 31, 2025 (2024 - $556, 2023 - $565).

(e) In July 2025, the Company entered into a non-exclusive biological material license agreement with the American Type Culture Collection ("ATCC") to use certain ATCC Materials, including ATCC® VR-795™ Human herpesvirus 3, to develop, manufacture and commercialize a human varicella vaccine as the licensed product within the specified field of use under the agreement. The term of the license under the agreement is 30 years, unless earlier terminated in accordance with its terms. Under the terms of the agreement, the Company agrees to pay ATCC an initiation fee of $1,807 within 30 days after the effective date, as well as an annual royalty fee of 0.5% of the net sales of licensed products sold by us. The Company paid initiation fee of $1,807 and accrued annual royalty fee of $723 for the year ended December 31, 2025.

27. Subsequent Events

(a) Nasdaq

The Company received a notification letter dated May 20, 2026 (the "Notification Letter") from Nasdaq Listing Qualifications stating that, as of May 8, 2026, the Company had regained compliance with the requirement to timely file periodic and interim financial reports under Nasdaq's continued listing standards (the "Periodic Filing Rule"), as required by a panel decision dated January 21, 2026. The Notification Letter also stated that the Company will be subject to a mandatory panel monitor (the "Panel Monitor") for a period of one year from May 20, 2026. If, within that one-year monitoring period, the Nasdaq Listing Qualifications staff (the "Staff") finds the Company again out of compliance with the Periodic Filing Rule that was the subject of the exception, the Staff will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial panel or a newly convened panel if the initial panel is unavailable. The Company will have the opportunity to respond and present to the panel as provided by Nasdaq Listing Rule 5815(d)(4)(C).

Subsequently, on May 22, 2026, the Company received a delisting determination letter from Nasdaq, stating that, because the Company had not timely filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, the Company no longer complies with the Periodic Filing Rule. On May 29, 2026, the Company requested a hearing before the panel. The hearing request automatically stayed any suspension of the Company's securities for a period of 22 calendar days from May 22, 2026, the date of the delist determination letter. The Company has also requested a further stay of any suspension action pending the completion of the hearing process.

(b) No longer eligible for Value-Added Tax Preferential

In January 2026, the Ministry of Finance and the State Taxation Administration in China jointly issued the "Announcement on Matters Concerning the Linkage of Value-Added Tax (VAT) Preferential Policies After the Implementation of the VAT Law" (Ministry of Finance and the State Taxation Administration Announcement No. 100 [2026]). Pursuant to the Announcement, effective from January 1, 2026, the Company shall no longer be eligible to the simplified VAT method for biological products at a levy rate of 3%. Instead, the general tax calculation method shall apply, with VAT calculated and paid at a tax rate of 13%, and relevant input VAT shall be eligible for deduction. If the scale of the Company's deductible input VAT is limited in the future, or if adjustments occur within the deduction chain, it may lead to an increase in the Company's overall tax burden and a narrowing of profit margins. This, in turn, could affect the gross profit margin, financial position, operating results, and cash flows of the Company. As of today, the Company is still assessing the potential impact of the tax policy changes.

Aside from Commitments and Contingencies disclosed in note 19 and dividend declared and payment disclosed in note 23 to the financial statements, no other subsequent events that required recognition or additional disclosure in the consolidated financial statements presented.

28. Condensed Financial Information of the Parent Company

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Rule 5-04 (c) of Regulation S-X, and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

Balance Sheets

	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$23,908	$16,527
Restricted cash	662,894	—
Short-term investments	55,270	80,732
Prepaid expenses and other receivables	377	485
Amount due from subsidiaries	20,401	19,350
Dividends receivable	3,616	3,517
Total current assets	766,466	120,611
Investment in subsidiaries	4,335,737	8,145,953
Total assets	$5,102,203	$8,266,564
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	$5,404	$4,306
Dividend payable	657,856	—
Total current liabilities	663,260	4,306
Total liabilities	$663,260	$4,306
EQUITY
Common stock	72	72
Additional paid-in capital	550,168	550,168
Accumulated other comprehensive loss	(513,252)	(707,806)
Retained earnings	4,401,955	8,419,824
Total Sinovac shareholders' equity	4,438,943	8,262,258
Total liabilities and equity	$5,102,203	$8,266,564

Statements of Operations and Comprehensive Income (Loss)

	For the year ended December 31,
	2025	2024	2023
Selling, general and administrative expenses	$42,770	$17,535	$11,418
Total operating expenses	42,770	17,535	11,418
Loss from operations	(42,770)	(17,535)	(11,418)
Other income	3,754	5,944	3,133
Interest income	25,917	381	622
Equity (losses) earnings of subsidiaries, net of tax	(46,581)	102,115	(5,828)
Net (loss) income	(59,680)	90,905	(13,491)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	187,825	(133,769)	(170,931)
Unrealized gain (loss) on available-for-sales investments	6,729	(10,619)	8,779
Total comprehensive income (loss)	$134,874	$(53,483)	$(175,643)

Statements of Cash Flows

	For the year ended December 31,
	2025	2024	2023
Operating activities
Net (loss) income	$(59,680)	$90,905	$(13,491)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
- Investment and interest income	2,483	—	—
- Equity losses (earnings) of subsidiaries, net of tax	46,581	(102,115)	5,828
Changes in:
- Amount due from subsidiaries	(1,051)	3,303	8,366
- Prepaid expenses and other receivables	108	(309)	314
- Dividend receivable	(99)	(322)	—
- Amount due to subsidiaries	—	(4,448)	454
- Accrued expenses and other payables	1,098	2,058	1,116
Net cash (used in) provided by operating activities	(10,560)	(10,928)	2,587
Investing activities
- Distribution from a subsidiary	3,958,189	—	—
- Proceeds from maturity and sales of investments	107,979	93,418	49,850
- Purchase of investments	(85,000)	(76,000)	(148,000)
Net cash provided by (used in) investing activities	3,981,168	17,418	(98,150)
Financing activities
- Proceeds from exercised stock options	—	—	676
- Cash paid for dividends	(3,300,333)	—	—
Net cash (used in) provided by financing activities	(3,300,333)	—	676
Increase (decrease) in cash and cash equivalents	670,275	6,490	(94,887)
Cash and cash equivalents and restricted cash, beginning of year	16,527	10,037	104,924
Cash and cash equivalents and restricted cash, end of year	$686,802	$16,527	$10,037

(a) Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries.

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as "Investment in subsidiaries" and share of their income (loss) as "Equity earnings (losses) of subsidiaries, net of tax" in the statements of operations and comprehensive income (loss).

Each of the Company's PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (note 22). In 2025, a dividend of $3,958 million was declared and paid by Sinovac Hong Kong to the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 19 and 26).